Form 10-K, Exhibit 13
period 2008-12-31
Bank of New York Mellon CORP
filed 2009-02-27
CIK 1390777

Exhibit 13.1

Financial Section

THE BANK OF NEW YORK MELLON CORPORATION

2008 ANNUAL REPORT

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary
					Legacy The Bank of New York Company, Inc. only
(dollar amounts in millions, except per share amounts and unless otherwise noted)	2008		2007 (a)		2006	2005	2004
Year ended Dec. 31

Fee and other revenue	$10,701		$9,034		$5,339	$4,715	$4,394
Net interest revenue	2,951		2,300		1,499	1,340	1,157
Total revenue	13,652		11,334		6,838	6,055	5,551
Provision for credit losses	131		(10)		(20)	(7)	(4)
Merger and integration (“M&I”) expenses	483		404		106	-	-
Restructuring charge	181		-		-	-	-
Noninterest expense excluding M&I and restructuring charge	10,918		7,715		4,582	4,084	3,715
Income from continuing operations before income taxes	1,939		3,225		2,170	1,978	1,840
Income taxes	497		998		694	635	587
Income from continuing operations	1,442		2,227		1,476	1,343	1,253
Income (loss) from discontinued operations, net of tax	3		(8)		1,371	228	187
Income before extraordinary (loss) and preferred dividends	1,445		2,219		2,847	1,571	1,440
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	(26)		(180)		-	-	-
Preferred dividends	(33)		-		-	-	-
Net income applicable to common stock	$1,386		$2,039		$2,847	$1,571	$1,440
Per common share – diluted (a):
Income from continuing operations excluding M&I expenses (c)	$1.47		$2.64		$2.14	$1.84	$1.71
Income from continuing operations	1.22		2.38		2.04	1.84	1.71
Income (loss) from discontinued operations, net of tax	-		(0.01)		1.90	0.31	0.25
Income before extraordinary (loss)	1.22		2.37		3.94	2.16 (b)	1.96
Extraordinary (loss), net of tax	(0.02)		(0.19)		-	-	-
Net income applicable to common stock	$1.20		$2.18		$3.94	$2.16	$1.96
Selected data

Return on tangible common equity before extraordinary loss (c)	20.8%		29.4%		50.7%	29.4%	30.1%
Return on tangible common equity before extraordinary loss, excluding M&I and restructuring charge (c)	25.6		32.3		52.0	29.4	30.1
Return on common equity before extraordinary loss (c)	5.0		11.0		27.6	16.6	16.4
Return on common equity before extraordinary loss excluding M&I, restructuring charge and intangible amortization (c)	7.5		13.1		28.7	16.9	16.6
Return on assets before extraordinary loss	0.67		1.49		2.67	1.55	1.45
Pre-tax operating margin (FTE) (continuing operations)	15		29		32	33	33
Pre-tax operating margin (FTE) excluding M&I, restructuring charge and intangible amortization (continuing operations)	23		35		35	34	34
Average common equity to average assets	13.4		13.6		9.7	9.3	8.9
Fee and other revenue as a percent of total revenue (FTE)	78%		80%		78%	78%	79%
Annualized fee revenue per employee (based on average headcount) (in thousands)	$287		$289		$262	$240	$229
Percent of non-U.S. revenue (FTE)	32	% (c)	32	% (c)	30%	30%	30%
Net interest margin (FTE) (continuing operations)	1.92		2.08		2.01	2.02	1.79
Cash dividends per common share (a)	$0.96		$0.95		$0.91	$0.87	$0.84
Common dividend payout ratio	80.00%		43.58%		23.10%	40.28%	42.86%
Dividend yield	3.4		1.9		2.2	2.6	2.4
Closing common stock price per common share (a)	$28.33		$48.76		$41.73	$33.76	$35.43
Market capitalization (in billions)	32.5		55.9		29.8	24.6	26.0
Book value per common share (a)	22.00		25.66		16.03	13.57	12.66
Employees (continuing operations)	42,900		42,500		22,400	19,900	19,600
Period-end common shares outstanding (in thousands) (a)	1,148,467		1,145,983		713,079	727,483	734,079
Assets under management at year end (in billions)	$928		$1,121		$142	$115	$111
Assets under custody and administration at year end (in trillions)	20.2		23.1		15.5	11.4	10.0
Cross-border assets at year end (in trillions)	7.5		10.0		6.3	3.4	2.7
Market value of securities on loan at year end (in billions)	341		633		399	311	232

Capital ratios at Dec. 31
Tier I capital ratio (d)	13.3%		9.3%		8.2%	8.4%	8.3%
Total (Tier I plus Tier II) capital ratio (d)	17.1		13.2		12.5	12.5	12.2
Tangible common shareholders’ equity to assets (c) (d)	3.8		5.2		5.7	5.9	5.8

At Dec. 31
Securities	$39,435		$48,698		$21,106	$27,218	$23,770
Loans	43,394		50,931		37,793	32,927	28,375
Total assets	237,512		197,656		103,206	102,118	94,529
Deposits	159,673		118,125		62,146	49,787	43,052
Long-term debt	15,865		16,873		8,773	7,817	6,121
Preferred (Series B) stock	2,786		-		-	-	-
Common shareholders’ equity	25,264		29,403		11,429	9,876	9,290
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. All legacy The Bank of New York Company, Inc. earnings per share and share-related data are presented in post merger share count terms.
(b)	Does not foot due to rounding.
(c)	See pages 79 and 80 for a reconciliation of GAAP to non-GAAP.
(d)	Includes discontinued operations.

Note: FTE denotes presentation on a fully taxable equivalent basis.

The Bank of New York Mellon Corporation     5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

In this Annual Report, references to “our,” “we,” “us,” the “Company,” and similar terms for periods on or after July 1, 2007 refer to The Bank of New York Mellon Corporation and prior to July 1, 2007 refer to The Bank of New York Company, Inc.

The Company’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading “Forward Looking Statements.” When used in this report, words such as “estimate,” “forecast,” “project,” “anticipate,” “confident,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” and words of similar meaning, signify forward-looking statements in addition to statements specifically identified as forward-looking statements.

Certain business terms used in this document are defined in the Glossary.

The following should be read in conjunction with the Consolidated Financial Statements included in this report. Investors should also read the section entitled “Forward-looking Statements.”

How we reported results

On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation (“Mellon Financial”) merged into The Bank of New York Mellon Corporation (together with its consolidated subsidiaries, the “Company”), with the Company being the surviving entity.

The merger transaction resulted in The Bank of New York Company, Inc. shareholders receiving 0.9434 shares of the Company’s common stock for each share of The Bank of New York Company, Inc. common stock outstanding at the closing date of the merger. All legacy The Bank of New York Company, Inc. earnings per share and common stock outstanding amounts in this Annual Report have been restated to reflect this exchange ratio. For accounting and financial reporting purposes the merger was accounted for as a purchase of Mellon Financial. All information in this Annual Report is reported on a continuing operations basis, unless otherwise noted. For a description of discontinued operations, see Note 4 in the Notes to Consolidated Financial Statements.

Throughout this Annual Report, certain measures, which are noted, exclude certain items. We believe the presentation of this information enhances investors’ understanding of period-to-period results. In addition, these measures reflect the principal basis on which our management monitors financial performance. See “Supplemental information – Explanation of non-GAAP financial measures”.

Certain amounts are presented on a fully taxable equivalent (FTE) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income. Results for 2007 reflect six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results prior to 2007 reflect legacy The Bank of New York Company, Inc. only. For additional information regarding the merger, see Note 3 of Notes to Consolidated Financial Statements.

Overview

Our businesses

The Bank of New York Mellon Corporation (NYSE symbol: BK) is a global leader in providing a comprehensive array of services that enable institutions and individuals to manage and service their financial assets in more than 100 markets worldwide. We strive to be the global provider of choice for asset and wealth management and institutional services and be recognized for our broad and deep capabilities, superior client service and consistent outperformance versus peers. Our global client base consists of financial institutions, corporations, government agencies, endowments and foundations and high-net-worth individuals. At Dec. 31, 2008, we had $20.2 trillion in assets under custody and administration, $928 billion in assets under management and service more than $11 trillion in outstanding debt.

The Company’s businesses benefit from the global growth in financial assets, the globalization of the investment process and the growth and concentration of wealth segments. Our long-term financial goals are focused on deploying capital to accelerate the long-term growth of our businesses and on achieving superior total returns to shareholders by generating first quartile earnings per share growth over time relative to a group of peer companies.

6     The Bank of New York Mellon Corporation

Results of Operations (continued)

Key components of our strategy include: providing superior client service versus peers (as measured through independent surveys); strong investment performance (relative to investment benchmarks); above median revenue growth (relative to peer companies for each of our businesses); an increasing percentage of revenue and income derived from outside the U.S.; successful integration of acquisitions; competitive margins and positive operating leverage. We have established Tier I capital as our principal capital measure and have established a targeted minimum ratio of 10%.

Summary of financial results

Highlights of 2008 results

We reported net income applicable to common stock of $1.4 billion and diluted earnings per share of $1.20, and income from continuing operations applicable to common stock of $1.4 billion and diluted earnings per share of $1.22. This compares to net income applicable to common stock of $2.0 billion, or diluted earnings per share of $2.18 and income from continuing operations applicable to common stock of $2.2 billion, or $2.38 per fully diluted share in 2007. In December of 2008, we consolidated the assets of our bank-sponsored commercial paper conduit, Old Slip Funding, LLC (“Old Slip”) which resulted in an extraordinary after-tax loss of $26 million or $0.02 per share. See Extraordinary loss – Consolidation of commercial paper conduits, for a further explanation. Results for 2008 included:

•

Securities write-downs of $1.6 billion (pre-tax), or $0.85 per share, primarily relating to negative market assumptions in the housing industry driven by the current economic environment. (See the balance sheet review section on page 47);

•

A charge related to voluntary fund support agreements of $894 million (pre-tax), or $0.46 per share. These support agreements primarily related to customers impacted by the Lehman Brothers Holdings, Inc. (“Lehman”) bankruptcy, as well as structured investment vehicle (“SIV”) exposure in short-term net asset value funds. (See the support agreements section on page 62);

•	A charge relating to certain structured lease transactions (“SILOs/LILOs”) of $489 million (pre-tax) as well as the settlement of several audit cycles, with a combined impact of $0.36 per share;
•	M&I expenses of $483 million (pre-tax), or $0.25 per share. (See the noninterest expense section on page 21); and
•

A restructuring charge of $181 million (pre-tax), or $0.09 per share, related to our global workforce reduction of approximately 4% of our workforce or 1,800 positions. (See restructuring charge on page 116).

Results for 2008 were significantly impacted by the merger with Mellon Financial. The merger increased asset servicing revenue, asset and wealth management revenue, foreign exchange and other trading activities, treasury services revenue, distribution and servicing, and had a lesser impact on issuer services revenue.

•

Assets under custody and administration totaled $20.2 trillion at Dec. 31, 2008 compared with $23.1 trillion at Dec. 31, 2007 as the benefit of new business conversions was more than offset by weaker market values and the impact of a stronger U.S. dollar. (See the Institutional Services sector on pages 31 and 32).

•

Assets under management (“AUM”) totaled $928 billion at Dec. 31, 2008 compared with $1.12 trillion at Dec. 31, 2007. Net positive flows of $49 billion were not sufficient to offset the impact from market depreciation and a stronger U.S. dollar. (See the Asset and Wealth Management sector on pages 27 and 28).

•

Asset servicing revenue totaled $3.3 billion in 2008 compared with $2.4 billion in 2007. The increase was primarily due to higher securities lending revenue, net new business and the fourth quarter 2007 acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V., partially offset by lower market levels and a stronger U.S. dollar. (See the Asset Servicing segment on pages 32 through 34).

•

Issuer services revenue totaled $1.7 billion in 2008 compared with $1.6 billion in 2007. The increase primarily reflects growth in Depositary Receipts and Corporate Trust fees. (See the Issuer Services segment on pages 34 and 35).

•

Clearing and execution services fees totaled $1.1 billion in 2008 compared with $1.2 billion in 2007. The decrease primarily reflects the sale of the execution businesses in the first quarter of 2008, partially offset by growth in trading activity along with growth in money market mutual fund fees. (See the Clearing Services segment on pages 35 and 36).

•	Asset and wealth management fees totaled $3.1 billion in 2008 compared with $2.1 billion in

The Bank of New York Mellon Corporation     7

Results of Operations (continued)

2007. The increase reflects inflows of money market assets, partially offset by global weakness in market values and net long-term outflows. (See the Asset Management and Wealth Management segments on page 29 through 31).

•

Foreign exchange and other trading activities revenue totaled a record $1.5 billion in 2008 compared with $786 million in 2007. The increase primarily reflects the benefit of increased market volatility and higher client volumes. (See the fee and other revenue section on pages 15 through 17).

•

Net interest revenue totaled $3.0 billion in 2008 compared with $2.3 billion in 2007. The increase was primarily due to wider spreads on investment securities and a higher level of noninterest-bearing liabilities which drove a higher level of average interest-earning assets, partially offset by the SILO/LILO charges recorded in 2008. (See the net interest revenue section on page 18).

•

Noninterest expense totaled $11.6 billion in 2008 compared with $8.1 billion in 2007. The increase resulted from support agreement charges, the restructuring charge and the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. These increases were partially offset by the benefit of merger-related expense synergies generated in 2008, the sale of the execution businesses and a stronger U.S. dollar. (See the noninterest expense section on pages 21 through 23).

•

The unrealized net of tax loss on our securities portfolio was $4.1 billion at Dec. 31, 2008 compared with $342 million at Dec. 31, 2007. The increase primarily resulted from wider credit spreads reflecting market illiquidity. (See the balance sheet review section on page 47).

•

The Tier I capital ratio at Dec. 31, 2008 was 13.3% compared with 9.3% at Dec. 31, 2007. The Company had total assets of $237.5 billion at Dec. 31, 2008 compared with $197.7 billion at Dec. 31, 2007. The increase in total assets reflects a higher level of client deposits generated during the market turmoil that began in mid-September 2008. Noninterest-bearing deposits were $56 billion at Dec. 31, 2008 compared with $32 billion at Dec. 31, 2007. (See the Capital section on page 67).

•

At Dec. 31, 2008, we had approximately $47 billion of liquid funds with large global banks and $58 billion of cash (including approximately $53 billion on deposit with the Federal Reserve and other central banks) for a total of approximately $105 billion of available funds. This compares with available funds of $50 billion at Dec. 31, 2007. Our liquid assets to total assets were 44% at Dec. 31, 2008, compared with 25% at Dec. 31, 2007.

Highlights of 2007 results

In 2007, we reported consolidated net income of $2.0 billion and diluted earnings per share of $2.18 compared with net income of $2.8 billion and diluted earnings per share of $3.94 in 2006. Net income in 2006 included income from discontinued operations, net of tax, of $1.4 billion and diluted earnings per share of $1.90, primarily from the sale of our Retail Business.

In December of 2007, we consolidated the assets of our bank-sponsored commercial paper conduit, Three Rivers Funding Corporation (“TRFC”) which resulted in an extra-ordinary after-tax loss of $180 million or $0.19 per share.

Income from continuing operations before extra-ordinary loss in 2007 was $2.2 billion and diluted earnings per share was $2.38, compared with $1.5 billion and $2.04 per share in 2006.

Performance highlights for 2007 were primarily impacted by the merger with Mellon Financial and include:

•	Asset servicing revenue was $2.4 billion in 2007 compared with $1.4 billion in 2006.
•

Issuer services revenue was $1.6 billion in 2007 compared with $895 million in 2006. The increase was primarily due to the acquisition of the corporate trust business (“the Acquired Corporate Trust Business”) of J.P. Morgan Chase & Co. and strong growth in Depositary Receipts revenue.

•	Asset and wealth management fees totaled $2.1 billion in 2007 compared with $545 million in 2006.

8     The Bank of New York Mellon Corporation

Results of Operations (continued)

•

Revenue from foreign exchange and other trading activities was $786 million in 2007, compared with $415 million in 2006. The increase includes higher customer volumes and the favorable impact that resulted from increased currency volatility in the second half of 2007.

•	Net interest revenue was $2.3 billion in 2007; compared with $1.5 billion in 2006.
•	Securities losses totaled $201 million in 2007 primarily reflecting a $200 million loss on collateralized debt obligations (CDOs) recorded in the fourth quarter.
•

Noninterest expense was $8.1 billion in 2007 compared with $4.7 billion in 2006. The increase includes the purchase of the Acquired Corporate Trust Business, as well as $404 million pre-tax of M&I expense and $319 million pre-tax of intangible amortization expense in 2007, partially offset by the disposition of certain businesses in the BNY ConvergEx Group transaction and $175 million of merger-related synergies generated in 2007.

Highlights of 2006 results

In 2006, we reported net income of $2.8 billion and diluted earnings per share of $3.94 and income from continuing operations of $1.5 billion and diluted earnings per share of $2.04. Discontinued operations for 2006 included a net after-tax gain of $1.4 billion, or diluted earnings per share of $1.90.

Performance highlights for 2006 include:

•	A 13% increase in securities servicing fees;
•	A 12% increase in net interest revenue;
•	A 9% increase in foreign exchange and other trading activities, and
•	A 20% increase in asset and wealth management fees.

On Oct. 1, 2006, we purchased the Acquired Corporate Trust Business from, and sold our retail business to, JPMorgan Chase.

On Oct. 2, 2006, we completed the transaction resulting in the formation of BNY CovergEx Group.

Impact of the market disruption on our business

The following discusses the areas of our business that are likely to continue to be impacted by the current market environment, as well as events during 2008 that impacted the Company’s operations.

Impact on our business

Market volatility associated with the performance of global equity indices and the disruption in the fixed income securities market, had a considerable impact on all of our core businesses.

Our Asset and Wealth Management businesses have been negatively impacted by global weakness in market values. In 2008, the S&P 500 and the MSCI EAFE indices declined 38% and 45%, respectively, resulting in lower performance fees, a decline in investment income related to seed capital investments as well as lower asset and wealth management fee revenue as lower market values offset the impact of new business wins.

In contrast, current market conditions have favorably impacted our processing and capital markets related fees in our Institutional Services businesses, as well as our net interest revenue. Market volatility has resulted in an increased volume of activity impacting foreign exchange and clearing and has led to a widening of spreads associated with securities lending, foreign exchange and net interest revenue.

A lower risk appetite by investors and our institutional clients has led to an increase in deposit levels. It is uncertain how long we will continue to benefit from increased volatility, volumes and deposit levels.

Market conditions have resulted in a reduction in the volume in new fixed income securities issuances which has impacted the level of new business in our Corporate Trust business.

However, the disruption has also resulted in new opportunities. The Company is playing a vital role in supporting governments’ stabilization efforts in North America and Europe to bring liquidity back to the financial markets.

In October 2008, the Company was selected by the U.S. Department of the Treasury as the sole provider of a broad range of custodial and Corporate Trust services to support the government’s Troubled Asset Relief Program (“TARP”).

The U.S. Treasury Department has hired us to provide the accounting of record for its portfolio, hold all cash and assets in the portfolio, provide for document custody and assist with other related services.

In November 2008, we were selected by the U.S. Department of Education to provide conduit administration services for the Federal Family Education Loan Program (“FFEL”).

The Bank of New York Mellon Corporation     9

Results of Operations (continued)

In addition, in the first quarter of 2008, the Federal Reserve established the Primary Dealer Credit Facility (“PDCF”) and the Term Securities Lending Facility (“TSLF”). The Company provides collateral management services for these programs.

On Jan. 23, 2009, the Company, through its subsidiary BNY Trust Company of Canada, was appointed trustee, paying agent and registrar for the restructuring of Canada’s non-bank sponsored asset-backed commercial paper market.

Our role in this restructuring will be to service debt issues and process principal and interest payments for investors. We will also serve as collateral agent and accounting agent on three separate pools of assets.

In 2008, we assisted in the issuance of $80 billion of government guaranteed debt for 12 of the major financial institutions across Europe. In the United Kingdom, we have also acted for major financial institutions that are both issuing debt under the Government Guarantee Scheme and exchanging “toxic assets” for Treasury Bills under the Special Liquidity Scheme. Across the rest of Europe, we are acting for banks whose governments have put guarantees in place on debt issued.

Support for these programs is administered through our Global Corporate Trust and Asset Servicing businesses.

Securities write-downs

The ongoing disruption in the fixed income securities market has resulted in additional impairment charges, as well as an increase in unrealized securities losses. In 2008, we recorded impairment charges on our securities portfolio of $1.6 billion, pre-tax, or $0.85 per common share. These losses were primarily driven by lower market values of Alt-A, home equity lines of credit (“HELOC”) and asset-backed collateralized debt obligations (“CDO”) securities. The market value of these securities was severely impacted by the depressed housing market and deterioration in the broader economy. The unrealized loss on the securities portfolio, which is recorded in other comprehensive income, was $4.1 billion at Dec. 31, 2008, compared with $342 million at Dec. 31, 2007. The unrealized loss was influenced by the same factors. See the investment securities discussion in Consolidated balance sheet review for the impact of the market disruptions on our investment securities portfolio.

Support agreements

In 2008, the Company elected to support its clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, impacted by the Lehman bankruptcy. The support agreements relate to five commingled cash funds used primarily for overnight custody cash sweeps, four Dreyfus money market funds and various securities lending customers.

These voluntary agreements are in addition to an agreement covering SIV exposure in a Sterling-denominated NAV fund, an agreement covering securities related to Whistle Jacket Capital/White Pine Financial, LLC to a commingled short-term net asset value fund and agreements providing support to a collective investment pool. In 2008, we also offered to support certain clients holding auction rate securities in the Wealth Management and Treasury Services segments. Combined, these actions resulted in an $894 million, pre-tax, or $0.46 per common share, charge recorded in 2008. See page 62 for further information on support agreements.

Asset-backed commercial paper liquidity facility program

In September 2008, the Federal Reserve announced an Asset-Backed Commercial Paper (“ABCP”) Money Market Mutual Fund (“MMMF”) Liquidity Facility program (the “ABCP Program”).

Eligible borrowers under the ABCP Program include all U.S. depository institutions, U.S. bank holding companies, U.S. branches and agencies of foreign banks and broker-dealers. Eligible borrowers may borrow funds under the ABCP Program in order to fund the purchase of eligible ABCP from an MMMF. The MMMF must be a fund that qualifies as a money market mutual fund under Rule 2a-7 of the Investment Company Act of 1940, as amended (the “Investment Company Act”). ABCP used for collateral in the ABCP Program must be rated no lower than A1, F1 or P1, U.S. dollar denominated and from a U.S. issuer. The ABCP Program, which began on Sept. 19, 2008, was initially scheduled to run through Jan. 30, 2009. The Federal Reserve has extended this program through Oct. 30, 2009.

Borrowings under the ABCP Program are non-recourse. Further, the ABCP pledged under the ABCP Program receives a 0% risk weight for risk-based capital purposes and is excluded from average total consolidated assets for leverage capital purposes.

10     The Bank of New York Mellon Corporation

Results of Operations (continued)

Subsidiaries of the Company purchased ABCP under the ABCP Program from MMMFs managed by the Company’s subsidiaries, as well as funds managed by third parties. At Dec. 31, 2008, we held $5.6 billion of assets and liabilities under the ABCP Program. The ABCP Program increased average assets by $2.3 billion in 2008. These assets are recorded on the balance sheet as other short-term investments – U.S. government-backed commercial paper. The liabilities are recorded as Borrowings from the Federal Reserve related to asset-backed commercial paper. In January 2009, $4.5 billion of these assets and borrowings were repaid without credit losses.

Temporary guarantee program for money market mutual funds

In September 2008, the U.S. Treasury Department opened its Temporary Guarantee Program for Money Market Mutual Funds (the “Temporary Guarantee Program”). The U.S. Treasury will guarantee the share price of any publicly offered eligible money market fund that applies for and pays a fee to participate in the Temporary Guarantee Program. All money market funds that are structured within the confines of Rule 2a-7 of the Investment Company Act, maintain a stable share price of $1.00, are publicly offered and are registered with the SEC are eligible to participate in the Temporary Guarantee Program.

The Temporary Guarantee Program provides coverage to shareholders for amounts that they held in participating money market funds at the close of business on Sept. 19, 2008. The guarantee will be triggered if the market value of assets held in a participating fund falls below $0.995, the fund’s sponsor chooses not to maintain the $1.00 share price, and the fund’s board determines to liquidate the fund. The Temporary Guarantee Program is designed to address temporary dislocations in credit markets and initially was scheduled to run through Dec. 18, 2008. In November 2008, the Department of the Treasury announced an extension of the Temporary Guarantee Program until April 30, 2009 to support ongoing stability in this market. Continued protection is contingent upon funds renewing their coverage and paying any additional required fee. The Secretary of the Treasury may further extend the program until Sept. 18, 2009; however, no decision has been made to extend the program beyond April 30, 2009.

Each Dreyfus and BNY Mellon Funds Trust money market fund has entered into a Guarantee Agreement with the Department of the Treasury which permits these funds to participate in the Temporary Guarantee Program. On Dec. 12, 2008, the funds renewed their coverage, via the extension discussed above, to ensure continued protection.

U.S. Treasury program – investment in U.S. financial institutions

In October 2008, the U.S. government announced the Troubled Asset Relief Program (“TARP”) Capital Purchase Program (“CPP”) authorized under the Emergency Economic Stabilization Act (“EESA”). The intention of this program is to encourage U.S. financial institutions to build capital, to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. On Oct. 14, 2008, the Company announced that it would be part of the initial group of nine institutions in which the U.S. Treasury would purchase an equity stake. Since Oct. 14, 2008, the U.S. Treasury has purchased an equity position in many institutions.

The Company agreed to issue and sell to the U.S. Treasury preferred stock and a warrant to purchase shares of common stock in accordance with the terms of the CPP for an aggregate purchase price of $3 billion. As a result, on Oct. 28, 2008, we issued Fixed Rate Cumulative Perpetual Preferred Stock, Series B ($2.779 billion) and a warrant for common stock ($221 million), as described below, to the U.S. Treasury. The Series B preferred stock will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of the investment and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on March 20, June 20, Sept. 20 and Dec. 20 of each year. The Series B preferred stock can only be redeemed within the first three years with the proceeds of at least $750 million from one or more qualified equity offerings. After Dec. 20, 2011, the Series B preferred stock may be redeemed in whole or in part, at any time, at our option, at a price equal to 100% of the issue price plus any accrued and unpaid dividends. Redemption of the Series B preferred stock at any time will be subject to the prior approval of the Federal Reserve. Under the American Recovery and Reinvestment Act of 2009 (“ARRA”) enacted Feb. 17, 2009, the U.S. Treasury, subject to consultation with the appropriate Federal banking agency, is required to permit a TARP recipient to repay any assistance previously provided under TARP to such financial institution, without regard to whether the financial institution has replaced such funds from any other source or to any waiting period. When such assistance is repaid, the U.S. Treasury is required to liquidate warrants associated

The Bank of New York Mellon Corporation     11

Results of Operations (continued)

with such assistance at the current market price. The Series B preferred stock qualifies as Tier I capital.

Issuance of the Series B preferred shares places restrictions on our common stock dividend and repurchases of common stock. Prior to the earlier of (i) the third anniversary of the closing date or (ii) the date on which the Series B preferred stock is redeemed in whole or the U.S. Treasury has transferred all of the Series B preferred stock to unaffiliated third parties, the consent of the U.S. Treasury is required to:

•	Pay any dividend on our common stock other than regular quarterly dividends of not more than our current quarterly dividend of $0.24 per common share; or
•

Redeem, purchase or acquire any shares of common stock or other capital stock or other equity securities of any kind of the Company or any trust preferred securities issued by the Company or any affiliate except in connection with (i) any benefit plan in the ordinary course of business consistent with past practice; (ii) market-making, stabilization or customer facilitation transactions in the ordinary course or; (iii) acquisitions by the Company as trustees or custodians.

In addition, until such time as the U.S. Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Oct. 28, 2008 closing or exercise of the warrant described below, the Company must ensure that its compensation, bonus, incentive and other benefit plans, arrangements and agreements (including so-called golden parachute, severance and employment agreements (collectively, “Benefit Plans”) with respect to its Senior Executive Officers (as defined in the EESA and regulations thereunder) (a “Senior Executive Officer”)) comply with Section 111(b) of the EESA as implemented by any guidance and regulations issued and in effect on Oct. 28, 2008, as well as the ARRA legislation enacted in February 2009. ARRA has revised several of the provisions in the EESA with respect to executive compensation and has enacted additional compensation limitations on TARP recipients. The provisions include new limits on the ability of TARP recipients to pay or accrue bonuses, retention awards, or incentive compensation to at least the 20 next most highly-compensated employees in addition to the Company’s Senior Executive Officers, a prohibition on golden parachute payments on such Senior Executive Officers and the next five most highly-compensated employees, a clawback of any bonus, retention or incentive awards paid to any Senior

Executive Officer or any of the next 20 most highly-compensated employees based on materially inaccurate earnings, revenues, gains or other criteria, a required policy restricting excessive or luxury expenditures, and a requirement that TARP recipients implement a non-binding “say-on-pay” shareholder vote on executive compensation.

In connection with the issuance of the Series B preferred stock, we issued a warrant to purchase 14,516,129 shares of our common stock to the U.S. Treasury. The warrant has a 10-year term and an exercise price of $31.00 per share. The warrant is immediately exercisable, in whole or in part. Exercise must be on a cashless basis unless the Company agrees to a cash exercise. However, the U.S. Treasury has agreed that it will not transfer or exercise the warrant for more than 50% of the shares covered until the earlier of (i) the date on which we receive aggregate gross proceeds of not less than $3 billion from one or more qualified equity offerings, and (ii) Dec. 31, 2009. If the Company completes one or more qualified equity offerings on or prior to Dec. 31, 2009 that results in the Company receiving aggregate gross proceeds of not less than $3 billion, the number of shares of common stock originally covered by the warrant will be reduced by one-half. The U.S. Treasury will not exercise voting power associated with any shares underlying the warrant. The warrant will be classified as permanent equity under GAAP.

The preferred dividends and the amortization of the discount on the Series B preferred stock reduced net income applicable to common stock by $33 million, or $0.03 per common share in 2008 and are expected to reduce earnings per share by approximately $0.16 per common share in 2009.

The proceeds from the Series B preferred stock have been utilized to improve the flow of funds in the financial markets. Specifically we have:

•

Purchased mortgage-backed securities and debentures issued by U.S. government-sponsored agencies to support efforts to increase the amount of money available to lend to qualified borrowers in the residential housing market.

•	Purchased debt securities of other financial institutions, which helps increase the amount of funds available to lend to consumers and businesses.
•	Continued to make loans to other financial institutions through the interbank lending market.

12     The Bank of New York Mellon Corporation

Results of Operations (continued)

All of these efforts address the need to improve liquidity in the financial system and are consistent with our business model which is focused on institutional clients.

FDIC Temporary Liquidity Guarantee Program

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program. This program:

•

Guarantees certain types of senior unsecured debt issued by most U.S. bank holding companies, U.S. savings and loan holding companies and FDIC-insured depositary institutions between Oct. 14, 2008 and the earlier of (i) June 30, 2009 and (if applicable) (ii) the date the FDIC-insured bank elects not to participate in the program – a decision that must have been made no later than Dec. 5, 2008, including promissory notes, commercial paper and any unsecured portion of secured debt. The Company did not elect to opt out of this program. Prepayment of debt not guaranteed by the FDIC and replacement with FDIC-guaranteed debt is not permitted. The amount of debt covered by the guarantee may not exceed 125 percent of the par value of the issuing entity’s senior unsecured debt, excluding debt extended to affiliates or institution-affiliated parties, outstanding as of Sept. 30, 2008, that is scheduled to mature before June 30, 2009, (this date may be extended). For FDIC guaranteed debt issued on or before June 30, 2009, an annualized assessment rate will be paid to the FDIC equal to 50 or 75 points multiplied by the amount of debt with a maturity of less than one year. For debt with a maturity of greater than one year, the annualized assessment rate is 100 basis points. For FDIC-guaranteed debt issued on or before June 30, 2009, the guarantee will terminate on the earlier of the maturity of the debt or June 30, 2012.

•

Provides full FDIC deposit insurance coverage for funds held by FDIC-insured banks in noninterest-bearing transaction deposit accounts at FDIC-insured depositary institutions until Dec. 31, 2009. For such accounts, a 10 basis point surcharge on the depositary institution’s current assessment rate will be applied to deposits not otherwise covered by the existing deposit insurance limit of $250,000. At Dec. 31, 2008, $49.9 billion of deposits with us were covered by the FDIC’s Temporary Liquidity Guarantee Program.

The FDIC adopted the final rule implementing the Temporary Liquidity Program on Nov. 21, 2008. Participation in the FDIC’s Temporary Liquidity Guarantee Program resulted in $7 million, pre-tax, of additional expense, recorded in other expenses, in 2008 and is expected to result in $50 million, pre-tax, of additional expense, or $0.03 per common share, in 2009, based on deposit levels at Dec. 31, 2008.

At Dec. 31, 2008, the Company was eligible to issue approximately $600 million of FDIC-guaranteed debt under this program.

Money market investor funding facility

In October 2008, the Federal Reserve announced the creation of the Money Market Investor Funding Facility (“MMIFF”), which will support a private-sector initiative designed to provide liquidity to U.S. money market investors.

Under the MMIFF, the Federal Reserve Bank of New York will provide senior secured financing to a series of special purpose vehicles (“SPVs”) that will purchase high-quality money market instruments maturing in 90 days or less from U.S. money market funds. Eligible assets will include U.S. dollar-denominated certificates of deposit and commercial paper issued by highly rated financial institutions and having remaining maturities of 90 days or less. Eligible investors will include U.S. money market mutual funds and over time may include other U.S. money market investors. In January 2009, the Federal Reserve expanded the set of institutions eligible to participate in the MMIFF to also include U.S.-based securities lending cash collateral reinvestment funds, portfolios and accounts (securities lenders) and U.S.-based investment funds that operate in a manner similar to money market mutual funds, such as certain local government investment pools, common trust funds and collective investment funds.

The MMIFF became operational on Nov. 24, 2008. SPVs were eligible to begin purchasing assets on Nov. 24, 2008 and will cease purchasing assets on Oct. 30, 2009, unless the Federal Reserve Board extends the MMIFF. As of Feb. 25, 2009, none of the Company’s money market funds or investment funds that operate in a manner similar to money market mutual funds had offered assets for sale to these SPVs.

The Bank of New York Mellon Corporation     13

Results of Operations (continued)

Reorganization of subsidiary banks

On July 1, 2008, we completed the process of consolidating and renaming our principal U.S. bank and trust company subsidiaries into two principal banks. This consolidation effort was an essential part of our overall merger and integration process.

The two principal banks resulting from the consolidation of the entities, which mainly were U.S. banks and trust companies, are:

•

The Bank of New York Mellon (the “Bank”), a New York state chartered bank, formerly named “The Bank of New York”, which houses our institutional businesses including Asset Servicing, Issuer Services, Treasury Services, Broker-Dealer and Advisor Services and the bank-advised business of Asset Management.

•

BNY Mellon, National Association (“BNY Mellon, N.A.”), a nationally-chartered bank, formerly named “Mellon Bank, N.A.”, which houses our Wealth Management business. Currently, this bank contains only the legacy Mellon Financial wealth management business. The wealth management business of the legacy The Bank of New York Company, Inc. is expected to be added to BNY Mellon, N.A. in 2009.

As part of the consolidation, the number of our U.S. trust companies was reduced to two – The Bank of New York Mellon Trust Company, National Association and BNY Mellon Trust Company of Illinois. These companies house trust products and services across the U.S. Also concentrating on trust products and services will be BNY Mellon Trust of Delaware, a Delaware bank. Most asset management businesses, along with Pershing, will continue to be direct or indirect non-bank subsidiaries of The Bank of New York Mellon Corporation.

14     The Bank of New York Mellon Corporation

Results of Operations (continued)

Fee and other revenue

Fee and other revenue (dollars in millions unless otherwise noted)	2008	2007 (a)	2006 (a)	2008 vs. 2007	2007 vs. 2006
Securities servicing fees:
Asset servicing	$3,348	$2,353	$1,401	42%	68%
Issuer services	1,685	1,560	895	8	74
Clearing and execution services	1,087	1,192	1,248	(9)	(4)
Total securities servicing fees	6,120	5,105	3,544	20	44
Asset and wealth management fees	3,135	2,060	545	52	278
Performance fees	83	93	35	(11)	166
Foreign exchange and other trading activities	1,462	786	415	86	89
Treasury services	518	348	209	49	67
Distribution and servicing	421	212	6	99	N/M
Financing-related fees	188	216	250	(13)	(14)
Investment income	112	149	160	(25)	(7)
Other	290	266	173	9	54
Total fee revenue (non-FTE)	12,329	9,235	5,337	34	73
Securities gains (losses)	(1,628)	(201)	2	N/M	N/M
Total fee and other revenue (non-FTE)	$10,701	$9,034	$5,339	18%	69%
Fee and other revenue as a percentage of total revenue (FTE)	78%	80%	78%
Market value of AUM at period-end (in billions)	$928	$1,121	$142	(17)%	689%
Market value of assets under custody and administration at period-end (in trillions)	$20.2	$23.1	$15.5	(13)%	49%
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

Fee and other revenue

Fee and other revenue increased 18% in 2008 versus 2007. The merger with Mellon Financial significantly increased asset servicing revenue, asset and wealth management revenue, foreign exchange and other trading activities, treasury services revenue and distribution and servicing, and had a lesser impact on issuer services revenue. The following discussion highlights factors other than the merger.

Securities servicing fees

The increase in securities servicing fees compared to 2007 includes:

•

Growth in asset servicing revenue was driven by higher securities lending revenue (included in asset servicing), strong new business activity and the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. in the fourth quarter of 2007;

•	Growth in issuer services revenue driven by higher Depositary Receipts, Corporate Trust and Shareowner Services fees; and
•	Growth in clearing and execution services, excluding the sale of the execution businesses in the first quarter of 2008, driven by money market mutual fund fees and new business, partially offset by significantly lower market valuations.

Partially offsetting growth in securities servicing fees were lower market levels and a stronger U.S. dollar.

See the “Institutional Services sector” in “Business segments review” for additional details.

Asset and wealth management fees

The increase in asset and wealth management fees from 2007 included strong money market flows and net new business in Wealth Management, which were more than offset by significant declines in global market values and long-term outflows. See the “Asset and Wealth Management sector” in “Business segments review” for additional details regarding the drivers of asset and wealth management fees.

Total AUM for the Asset and Wealth Management sector were $928 billion at Dec. 31, 2008, compared with $1.12 trillion at Dec. 31, 2007. The decrease resulted from market depreciation, the impact of a stronger U.S. dollar and long-term outflows, partially offset by strong money market inflows. The S&P 500

The Bank of New York Mellon Corporation     15

Results of Operations (continued)

index was 903 at Dec. 31, 2008 compared with 1468 at Dec. 31, 2007, a 38% decrease. Net asset inflows totaled $49 billion in 2008 resulting from $92 billion of money market inflows partially offset by $43 billion of long-term outflows.

Performance fees

Performance fees, which are reported in the Asset Management segment, are generally calculated as a percentage of a portfolio’s performance in excess of a benchmark index or a peer group’s performance. There is an increase/decrease in incentive expense with a related change in performance fees. Performance fees totaled $83 million in 2008, a decrease of $10 million compared with 2007. The decrease was primarily due to a lower level of fees generated on certain equity and alternative strategies.

Foreign exchange and other trading activities

Foreign exchange and other trading activities revenue, which is primarily reported in the Asset Servicing segment, was a record $1.5 billion in 2008, an increase of $676 million, or 86%, compared with 2007. The increase primarily resulted from higher volatility in all major currencies and a rise in client volumes, as well as the higher value of the credit default swap book (used to economically hedge certain loan exposures). On a daily basis, the Company monitors a volatility index of global currency using a basket of 30 major currencies. In 2008, the volatility of this index was above median for most of the year and significantly above median in the fourth quarter. In 2007, the volatility of the index was below median in the first half of the year, recovering to near median in the second half of the year.

Treasury services

Treasury services, which are primarily reported in the Treasury Services segment, include fees related to funds transfer, cash management, and liquidity management. Treasury services fees increased $170 million from 2007 resulting from higher processing volumes in global payment and cash management services.

Distribution and servicing fees

Distribution and servicing fees earned from mutual funds are primarily based on average assets in the funds and the sales of funds that we manage or administer and are primarily reported in the Asset Management segment. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes and the funds’ market values.

The $209 million increase in distribution and servicing fee revenue in 2008 compared with 2007 primarily reflects strong money market inflows. The impact of these fees on income in any one period can be more than offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Treasury Services segment, include capital markets fees, loan commitment fees and credit-related trade fees. Financing-related fees decreased $28 million from 2007. The decrease reflects lower leveraged loan portfolio fees and lower credit-related activities consistent with our strategic direction.

Investment income

Investment income, which is primarily reported in the Other and Asset Management segments, includes the gains and losses on private equity investments and seed capital investments, income from insurance contracts, and lease residual gains and losses. The decline compared to 2007 principally reflects lower private equity investment income as well as the change in market value of seed capital investments associated with our Asset Management business, partially offset by higher revenue from insurance contracts assumed in the merger with Mellon Financial. Private equity investment income was $1 million in 2008 compared with $67 million in 2007. Seed capital revenue was a loss of $82 million in 2008 compared with a loss of $35 million in 2007. Revenue from insurance contracts was $145 million in 2008 compared with $111 million in 2007.

16     The Bank of New York Mellon Corporation

Results of Operations (continued)

Other revenue

Other revenue (in millions)	2008	2007 (a)	2006 (a)
Asset-related gains	$86	$9	$100
Expense reimbursements from joint ventures	34	58	-
Equity investment income	32	56	47
Merchant card fees	10	25	-
Net economic value payments	2	41	23
Other	126	77	3
Total other revenue	$290	$266	$173
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

Other revenue includes asset-related gains, expense reimbursements from joint ventures, equity investment income, merchant card fees, net economic value payments and other. Asset-related gains include loan, real estate and other asset dispositions. Equity investment income primarily reflects our proportionate share of the income from our investment in Wing Hang Bank Limited. Expense reimbursements from joint ventures relate to expenses incurred by the Company on behalf of joint ventures. Other primarily includes foreign currency translation gains (losses), other investments and various miscellaneous revenues.

Other revenue increased from 2007 primarily reflecting higher asset related gains partially offset by lower net economic value payments, lower expense reimbursements from joint ventures, lower equity investment income and lower merchant card fees. Asset related gains in 2008 include the $42 million gain associated with the initial public offering by VISA. Lower expense reimbursements relate to the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. Economic value payments primarily related to the Acquired Corporate Trust Business, for international customers whose net revenue had not previously been transferred. Upon conversion, revenue from the Acquired Corporate Trust Business clients was reflected in issuer services fees and net interest revenue.

Securities gains (losses)

Securities losses totaled $1.6 billion in 2008 and $201 million in 2007. The following table details the securities write-downs in 2008 by type of security. These write-downs primarily reflect deterioration in the housing market and the general economy in 2008. See “Consolidated balance sheet review” for further information on the investment portfolio and a discussion of expected incurred loss.

Securities gains (losses) (a) (in millions)	2008		2007
Alt-A securities	$1,236		$-
ABS CDOs	122		201
Home equity lines of credit	104		-
SIV securities	70		-
Prime/Other RMBS	12		-
Subprime RMBS	12		-
Other	72	(b)	-
Total securities write-downs	$1,628		$201
(a)	Excludes $45 million related to Old Slip in 2008 and $301 million related to TRFC in 2007 that were recorded, net of tax, as extraordinary loss.
(b)	Includes $25 million related to Federal Home Loan Mortgage Corporation (“FHLMC”).

2007 compared with 2006

The increase in fee and other revenue in 2007 compared with 2006 was primarily driven by the merger with Mellon Financial and the full-year impact of the acquisition in October 2006 of the Acquired Corporate Trust Business, partially offset by the October 2006 BNY ConvergEx Group transaction and securities losses.

Fee and other revenue was also impacted by the following: securities servicing fees increased reflecting strong organic growth in securities lending revenue, depositary receipts and broker-dealer services; asset and wealth management fees increased as a result of net new business and improved equity markets; foreign exchange and other trading activities increased as a result of higher customer volumes due to increased activity of existing clients, new clients, and increased volatility; other revenue reflects lower asset related gains; securities losses were primarily driven by a $200 million loss on CDOs recorded in 2007.

The Bank of New York Mellon Corporation     17

Results of Operations (continued)

Net interest revenue

Net interest revenue (dollar amounts in millions)	2008	2007 (a)	2006 (a)	2008 vs. 2007		2007 vs. 2006
Net interest revenue (non-FTE)	$2,951	$2,300	$1,499	28%		53%
Tax equivalent adjustment	22	12	22	N/M		N/M
Net interest revenue ( FTE)	$2,973	$2,312	$1,521	29%		52%
SILO/LILO charges	489	-	-	N/M		N/M
Net interest revenue (FTE) – non-GAAP	$3,462	$2,312	$1,521	50%		52%
Average interest-earning assets	$154,438	$111,174	$75,606	39%		47%
Net interest margin (FTE)	1.92%	2.08%	2.01%	(16	)bp	7	bp
Net interest margin (FTE) – non-GAAP	2.24%	2.08%	2.01%	16	bp	7	bp
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

Net interest revenue on an FTE basis totaled $2.973 billion in 2008 and included a $489 million charge related to SILO/LILOs. Net interest revenue on an FTE basis totaled $2.312 billion in 2007. The net interest margin was 1.92% in 2008 compared with 2.08% in 2007.

The growth in net interest revenue in 2008 compared with 2007 reflects the merger with Mellon Financial. In addition to the merger, the increase in net interest revenue resulted from a higher level of noninterest-bearing deposits which resulted in a higher level of interest-earning assets, wider spreads and the accretion of unrealized losses on investment securities. Growth in net interest revenue was partially offset by SILO/ LILO charges recorded in 2008. Net interest revenue in 2007 was impacted by a required recalculation of the yield on leveraged leases under SFAS No. 13-2 for changes to New York state tax rates resulting from the merger with Mellon Financial ($22 million). Also, in 2007, we received net economic value payments on the Acquired Corporate Trust Business deposits post-acquisition but prior to the transfer of the deposits to us. These payments, which totaled $41 million in 2007, were recorded in other revenue.

Average interest-earning assets were $154 billion in 2008, compared with $111 billion in 2007 and $76 billion in 2006. The increase in 2008 from 2007 was driven by the merger with Mellon Financial, as well as growth in deposits from Institutional Services clients as the client base responded to continued market volatility by increasing their deposit levels with us. Most of this increase occurred in the second half of 2008. These deposits were placed in liquid funds either with the Federal Reserve and other central banks or in short-term deposits with large global banks. Average interest-earning cash on deposit with the Federal Reserve and other central banks and interbank investments were $60.1 billion in 2008, $32.2 billion in 2007 and $16.1 billion in 2006. Average loans were $48.1 billion in 2008, compared with $41.5 billion in 2007 and $33.6 billion in 2006. Average securities were $46.2 billion in 2008, up from $37.4 billion in 2007 and $25.9 billion in 2006.

The net interest margin was 1.92% in 2008 compared with 2.08% in 2007 and 2.01% in 2006. The decrease from 2007 principally reflects the SILO/LILO charges recorded in 2008. Excluding the SILO/LILO charges, the net interest margin increased 16 basis points compared with 2007, primarily reflecting wider spreads.

2007 compared with 2006

The increase in net interest revenue in 2007 compared to 2006 primarily resulted from the merger with Mellon Financial, a higher level of average interest-earning assets driven by growth in client deposits, higher deposit balances associated with the Acquired Corporate Trust Business, wider spreads on investment securities and lower bond premium amortization. This growth was partially offset by the required recalculation of the yield on leverage leases under SFAS No. 13-2, for changes to New York state tax rates resulting from the merger with Mellon Financial ($22 million).

The net interest margin was 2.08% in 2007 compared with 2.01% in 2006. The increase primarily reflects the merger with Mellon Financial as well as a higher average level of noninterest-bearing deposits, wider spreads on investment securities and lower bond premium amortization.

18     The Bank of New York Mellon Corporation

Results of Operations (continued)

Average balances and interest rates	2008
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$46,473	$1,752		3.77%
Interest-bearing deposits held at the Federal Reserve and other central banks	4,757	27		0.56
Other short-term investments – U.S. government-backed commercial paper	2,348	71		3.03
Federal funds sold and securities under resale agreements	6,503	150		2.30
Margin loans	5,427	183		3.37
Non-margin loans:
Domestic offices:
Consumer	6,422	326		5.07
Commercial	22,111	224		1.01	(b)
Foreign offices	14,172	563		3.97
Total non-margin loans	42,705	1,113	(a)	2.61	(b)
Securities:
U.S. government obligations	606	18		3.02
U.S. government agency obligations	11,513	506		4.40
Obligations of states and political subdivisions	766	56		7.16
Other securities:
Domestic offices	23,124	1,250		5.41
Foreign offices	8,386	463		5.52
Total other securities	31,510	1,713		5.44
Trading securities:
Domestic offices	1,696	66		3.92
Foreign offices	134	5		3.44
Total trading securities	1,830	71		3.88
Total securities	46,225	2,364		5.11
Total interest-earning assets	154,438	$5,660	(c)	3.66	%(b)
Allowance for loan losses	(335)
Cash and due from banks	6,228
Other assets	49,626
Total assets	$209,957
Liabilities and shareholders’ equity
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$14,604	$139		0.95%
Savings	970	14		1.47
Certificates of deposits of $100,000 & over	2,041	61		2.96
Other time deposits	6,393	125		1.95
Total domestic	24,008	339		1.41
Foreign offices:
Banks	11,801	184		1.56
Government & official institutions	1,420	25		1.75
Other	55,539	1,228		2.21
Total foreign	68,760	1,437		2.09
Total interest-bearing deposits	92,768	1,776		1.91
Federal funds purchased and securities under repurchase agreements	5,140	57		1.12
Other borrowed funds:
Domestic offices	2,289	61		2.67
Foreign offices	970	29		3.00
Total other borrowed funds	3,259	90		2.77
Borrowings from the Federal Reserve related to ABCP	2,348	53		2.25
Payables to customers and broker-dealers	5,495	69		1.25
Long-term debt	16,353	642		3.93
Total interest-bearing liabilities	125,363	$2,687		2.14%
Total noninterest-bearing deposits	34,247
Other liabilities	21,643
Total liabilities	181,253
Total shareholders’ equity	28,704
Total liabilities and shareholders’ equity	$209,957
Net interest margin – taxable equivalent basis				1.92	%(b)
Percentage of assets attributable to foreign offices (d)	35%
Percentage of liabilities attributable to foreign offices	36
(a)	Includes fees of $36 million in 2008. Nonaccrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	Includes the impact of the SILO/LILO charge in 2008. Excluding these charges, the domestic offices’ non-margin commercial loan rate would have been 3.23%, the total non-margin loan rate would have been 3.75%, the interest-earning assets rate would have been 3.98% and the net interest margin would have been 2.24%.
(c)	The tax equivalent adjustment was $22 million in 2008 and is based on the federal statutory tax rate (35%) and applicable state and local taxes.
(d)	Includes Cayman Islands branch offices.

The Bank of New York Mellon Corporation     19

Results of Operations (continued)

Average balances and interest rates (continued) (a)	2007 (b)				2006 (b)
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$26,505	$1,242		4.68%	$13,327	$538		4.04%
Federal funds sold and securities under resale agreements	5,727	290		5.06	2,791	130		4.67
Margin loans	5,392	332		6.16	5,372	330		6.15
Non-margin loans:
Domestic offices:
Consumer	4,722	278		5.90	2,985	168		5.64
Commercial	18,806	913		4.85	14,955	707		4.72
Foreign offices	12,595	693		5.50	10,300	574		5.57
Total non-margin loans	36,123	1,884	(c)	5.22	28,240	1,449	(c)	5.13
Securities:
U.S. government obligations	270	12		4.45	190	8		4.32
U.S. government agency obligations	7,314	390		5.33	3,565	169		4.73
Obligations of states and political subdivisions	408	27		6.73	105	9		8.34
Other securities:
Domestic offices	19,832	1,125		5.67	15,702	850		5.42
Foreign offices	7,529	363		4.81	2,746	114		4.15
Total other securities	27,361	1,488		5.44	18,448	964		5.23
Trading securities:
Domestic offices	1,121	47		4.19	660	30		4.56
Foreign offices	953	51		5.39	2,908	135		4.64
Total trading securities	2,074	98		4.74	3,568	165		4.63
Total securities	37,427	2,015		5.38	25,876	1,315		5.09
Total interest-earning assets	111,174	$5,763	(d)	5.18%	75,606	$3,762	(d)	4.98%
Allowance for loan losses	(303)				(340)
Cash due from banks	3,945				2,910
Other assets	33,773				18,302
Assets of discontinued operations	53				10,364
Total assets	$148,642				$106,842
Liabilities and shareholders’ equity
Interest-bearing deposits
Domestic offices:
Money market rate accounts	$11,535	$349		3.03%	$5,465	$145		2.66%
Savings	610	16		2.56	452	6		1.36
Certificates of deposit of $100,000 & over	2,845	152		5.35	4,114	210		5.12
Other time deposits	1,012	60		5.93	551	26		4.70
Total domestic	16,002	577		3.61	10,582	387		3.66
Foreign offices:
Banks	9,720	358		3.69	6,764	243		3.59
Government & official institutions	1,108	45		4.03	705	25		3.50
Other	39,492	1,409		3.57	25,092	779		3.11
Total foreign	50,320	1,812		3.60	32,561	1,047		3.22
Total interest-bearing deposits	66,322	2,389		3.60	43,143	1,434		3.33
Federal funds purchased & securities under repurchase agreements	2,890	125		4.30	2,237	104		4.65
Other borrowed funds:
Domestic offices	1,762	76		4.28	1,632	94		5.74
Foreign offices	761	15		2.02	459	6		1.32
Total other borrowed funds	2,523	91		3.59	2,091	100		4.77
Payables to customers and broker-dealers	5,113	177		3.47	4,899	167		3.40
Long-term debt	12,327	669		5.43	8,295	436		5.26
Total interest-bearing liabilities	89,175	$3,451		3.87%	60,665	$2,241		3.69%
Total noninterest-bearing deposits	21,677				11,609
Other liabilities	17,503				13,871
Liabilities of discontinued operations	53				10,364
Total liabilities	128,408				96,509
Shareholders’ equity	20,234				10,333
Total liabilities and shareholders’ equity	$148,642				$106,842
Net interest margin-taxable equivalent basis				2.08%				2.01%
Percentage of assets attributable to foreign offices (e)	37%				33%
Percentage of liabilities attributable to foreign offices	38				36
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	Average balances and rates have been impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(c)	Includes fees of $32 million in 2007 and $42 million in 2006. Nonaccrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(d)	The tax equivalent adjustments were $12 million in 2007 and $22 million in 2006, and are based on the federal statutory tax rate (35%) and applicable state and local taxes
(e)	Includes Cayman Islands branch office.

20     The Bank of New York Mellon Corporation

Results of Operations (continued)

Noninterest expense

Noninterest expense	2008		2007 (a)	2006 (a)	2008 vs. 2007	2007 vs. 2006
(dollar amounts in millions)
Staff:
Compensation	$3,161		$2,453	$1,615	29%	52%
Incentives	1,250	(b)	1,114	621	12 (b)	79
Employee benefits	704		553	404	27	37
Total staff	5,115		4,120	2,640	24	56
Professional, legal and other purchased services	1,126		781	381	44	105
Net occupancy	575		449	279	28	61
Distribution and servicing	517		268	17	93	N/M
Software	331		280	220	18	27
Furniture and equipment	324		267	190	21	41
Sub-custodian and clearing	313		383	333	(18)	15
Business development	279		190	108	47	76
Other	962		655	338	47	94
Subtotal	9,542		7,393	4,506	29	64
Support agreement charges	894		3	-	N/M	N/M
Restructuring charge	181		-	-	N/M	-
Amortization of intangible assets	482		319	76	51	320
Merger and integration expenses:
The Bank of New York Mellon Corporation	471		355	-	33	N/M
Acquired Corporate Trust Business	12		49	106	(76)	(54)
Total noninterest expense	$11,582		$8,119	$4,688	43%	73%
Total staff expense as a percentage of total revenue (FTE)	37	% (c)	36%	38%
Employees at period-end	42,900		42,500	22,400	1%	90%
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	On a pro forma basis, including incentives for Mellon Financial in the first half of 2007, total incentives decreased 15% compared with 2007.
(c)	Total staff expense as a percentage of total revenue (FTE) excluding the SILO/LILO charges and securities write-down was 32% in 2008.

Total noninterest expense increased $3.5 billion, or 43%, compared with 2007. In addition to the merger with Mellon Financial, the following factors contributed to the increase:

•

an $894 million charge related to support agreements primarily recorded in the second half of 2008 related to the Company’s voluntary support of clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, impacted by the Lehman bankruptcy. See the Support Agreements section for further information;

•	the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. in the fourth quarter of 2007;
•

a $181 million restructuring charge related to our previously announced global workforce reduction program. This program is expected to reduce our workforce by approximately 4%, or 1,800 positions. For further information on the components of the restructuring charge, see Note 13 of Notes to Consolidated Financial Statements; and
•	a $50 million of charges related to credit monitoring for lost tapes.

Partially offsetting these increases were:

•	expense synergies associated with the merger with Mellon Financial. In 2008, we achieved total expense synergies of $550 million representing an increase of $375 million over the prior year;
•	the sale of the execution businesses in the first quarter of 2008; and
•	a stronger U.S. dollar.

Staff expense

Given our mix of fee-based businesses, which are staffed with high quality professionals, staff expense comprised approximately 54% of total noninterest expense, excluding the restructuring charge, the support agreement charges, M&I and intangible amortization expenses.

The Bank of New York Mellon Corporation     21

Results of Operations (continued)

Staff expense is comprised of:

•	compensation expense, which includes:
•	base salary expense, primarily driven by headcount;
•	the cost of temporary help and overtime, and
•	severance expense;
•	incentive expense, which includes:
•	additional compensation earned under a wide range of sales commission and incentive plans designed to reward a combination of individual, business unit and corporate performance goals; as well as
•	stock- based compensation expense, and
•	employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

The increase in staff expense compared with 2007 reflects a net increase in headcount associated with the Mellon Financial merger, the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. and the second quarter 2008 annual employee merit increase. Partially offsetting these increases was the sale of the execution businesses and the ongoing benefit of merger-related synergies.

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, productivity initiatives and corporate development.

Non-staff expense, excluding the support agreement charges, the restructuring charge, intangible amortization expense and M&I totaled $4.4 billion in 2008 compared with $3.3 billion in 2007. The increase reflects the merger with Mellon Financial, partially offset by the sale of the execution businesses, strong expense control and a stronger U.S. dollar and also included the following activity:

•	Increases in professional, legal and other purchased services, software expense, furniture and equipment and business development expenses resulting from business growth and strategic initiatives;
•

A $249 million increase in distribution and servicing expense. Distribution and servicing expense represents amounts paid to other financial intermediaries to cover their costs for distribution (marketing support, administration and record keeping) and servicing of mutual funds. Generally, increases in distribution and servicing expense reflect higher net sales. Distribution and servicing expense in any one year is not expected to be fully recovered by higher distribution and service revenue; rather it contributes to future growth in mutual fund management revenue reflecting the growth in mutual fund assets generated through certain distribution channels; and

•

An increase in other expense reflecting organic business growth, the previously mentioned credit monitoring charges for lost tapes and the write-down of seed capital investments related to a formerly affiliated hedge fund manager.

Amortization of intangible assets increased to $482 million in 2008 compared with $319 million in 2007, primarily reflecting the merger with Mellon Financial.

In 2008, we incurred $471 million of M&I expenses related to the merger with Mellon Financial, comprised of the following:

•	Integration/conversion costs—including consulting, system conversions and staff ($302 million);
•	Personnel related—includes severance, retention, relocation expenses, accelerated vesting of stock options and restricted stock expense ($151 million); and
•	One-time costs—includes facilities related costs, asset write-offs, vendor contract modifications, rebranding and net gain (loss) on disposals ($18 million).

We also incurred $12 million of M&I expense associated with the acquisition of the corporate trust business of JPMorgan Chase (“Acquired Corporate Trust Business”) in 2008.

22     The Bank of New York Mellon Corporation

Results of Operations (continued)

2007 compared with 2006

Total noninterest expense, excluding support agreement charges, intangible amortization and M&I expense, was $7.4 billion in 2007, an increase of $2.9 billion or 64% compared with 2006. The merger with Mellon Financial, the purchase of the Acquired Corporate Trust Business and the disposition of certain execution businesses in the BNY ConvergEx transaction significantly impacted comparisons of 2007 to 2006. The net impact of these transactions increased nearly all expense categories. Noninterest expense for 2007 also includes the pre-tax write-off of the value of the remaining interest in a hedge fund manager that was disposed of in 2006 ($32 million). Noninterest expense in 2007 also included $175 million in expense synergies associated with the merger with Mellon Financial.

In 2007, we incurred $355 million of M&I expenses related to the merger with Mellon Financial, comprised of the following: personnel related ($122 million); integration/conversion costs ($136 million); transaction costs ($67 million), and one-time costs ($30 million). We also incurred $49 million of M&I expense associated with the Acquired Corporate Trust Business in 2007.

Amortization of intangible assets increased to $319 million in 2007 compared with $76 million in 2006, primarily reflecting the merger with Mellon Financial.

Income taxes

On a continuing operations basis, the effective tax rate for 2008 was 25.6%, compared to 31.0% for 2007 and 32.0% for 2006. The lower effective tax rate in 2008 compared with 2007 resulted from lower domestic earnings and a higher proportion of income earned in lower taxed foreign jurisdictions. The lower effective tax rate in 2007 compared with 2006 primarily reflected the benefit of higher foreign tax credits and lower state and local taxes, partially offset by the phase out of the benefits received from synthetic fuel credits.

Extraordinary loss - Consolidation of commercial paper conduits

On Dec. 30, 2008, we voluntarily called the first loss notes of Old Slip, making us the primary beneficiary and triggering the consolidation of Old Slip

(approximately $125 million in assets). The consolidation resulted in the recognition of an extraordinary loss (non-cash accounting charge) of $26 million after-tax, or $0.02 per common share, representing the current mark-to-market discount from par associated with spread-widening for the assets in Old Slip.

On Dec. 31, 2007, we called the first loss notes of TRFC, making us the primary beneficiary and triggering the consolidation of TRFC. The consolidation resulted in the recognition of an extraordinary loss (non-cash accounting charge) of $180 million after-tax, or $0.19 per share in 2007, representing the mark to market discount from par associated with spread widening for the assets in TRFC. In addition to the extraordinary loss, the size of the Dec. 31, 2007 balance sheet increased by the full amount of third party commercial paper funding previously issued by TRFC of approximately $4.0 billion.

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

Segment results are subject to reclassification whenever improvements are made in the measurement principles or when organizational changes are made.

The accounting policies of the business segments are the same as those described in Note 1 of Notes to Consolidated Financial Statements except that other fee revenue and net interest revenue differ from the amounts shown in the Consolidated Income Statement because amounts presented in the Business segments are on an FTE basis.

In the second quarter of 2008, we moved the financial results of Mellon 1st Business Bank (“M1BB”) and Mellon United National Bank (“MUNB”) to the Other

The Bank of New York Mellon Corporation     23

Results of Operations (continued)

segment from the Wealth Management segment. This change reflects the sale of M1BB in June 2008, as well as our focus on reducing non-core activities. Historical segment results for Wealth Management and Other have been restated to reflect these changes. Pre-tax income for M1BB was $50 million for full year 2007 and was primarily comprised of net interest revenue.

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

We provide segment data for seven segments, with certain segments combined into sector groupings as shown below:

Sector/Segment	Primary types of revenue
Asset & Wealth Management sector
Asset Management segment	• Asset and wealth management fees from: Institutional clients Mutual funds Private clients • Performance fees • Distribution and servicing fees
Wealth Management segment	• Wealth management fees from high-net-worth individuals and families, family offices and business enterprises, charitable gift programs, and foundations and endowments
Institutional Services sector
Asset Servicing segment	• Asset servicing fees, including: Institutional trust and custody fees Broker-dealer services Securities lending • Foreign exchange
Issuer Services segment	• Issuer services fees, including: Corporate trust Depositary receipts Employee investment plan services Shareowner services
Clearing Services segment	• Clearing and execution services fees, including: Broker-dealer and registered investment advisor services
Treasury Services segment	• Treasury services fees, including: Global payment services Working capital solutions • Financing-related fees
Other segment	• Leasing operations • The activities of Mellon United National Bank • Corporate treasury activities • Global markets and institutional banking services • Business exits • M&I expenses

24     The Bank of New York Mellon Corporation

Results of Operations (continued)

Business segment information is reported on a continuing operations basis for all periods presented. See Note 4 of Notes to Consolidated Financial Statements for a discussion of discontinued operations.

The results of our business segments are presented and analyzed on an internal management reporting basis:

•

Revenue amounts reflect fee and other revenue generated by each segment. Fee and other revenue transferred between segments under revenue transfer agreements is included within other revenue in each segment.

•

Revenues and expenses associated with specific client bases are included in those segments. For example, foreign exchange activity associated with clients using custody products is allocated to the Asset Servicing segment.

•

Net interest revenue is allocated to segments based on the yields on the assets and liabilities generated by each segment. We employ a funds transfer pricing system that matches funds with the specific assets and liabilities of each segment based on their interest sensitivity and maturity characteristics.

•	The measure of revenues and profit or loss by a segment has been adjusted to present segment data on an FTE basis.
•	Support and other indirect expenses are allocated to segments based on internally-developed methodologies.
•	Support agreement charges are recorded in the segment in which the charges occurred.
•	The restructuring charge recorded in 2008 was a corporate initiative and therefore was recorded in the Other segment.
•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each segment. Segments with a net liability position have been allocated assets.
•	Goodwill and intangible assets are reflected within individual business segments.
•	The operations of the Acquired Corporate Trust Business are included from Oct. 1, 2006, the date on which it was acquired.
•	The operations of Mellon Financial are included from July 1, 2007, the effective date of the merger.

The merger with Mellon Financial had a considerable impact on the comparison of business segment results between 2008, 2007 and 2006. The merger significantly impacted the Asset Management, Wealth Management and Asset Servicing segments and, to a lesser extent, the Issuer Services, Treasury Services and the Other segments. The Clearing Services segment was significantly impacted by the sale of the execution businesses to BNY ConvergEx in the first quarter of 2008. The Issuer Services segment and Clearing Services segment were significantly impacted by the Acquired Corporate Trust Business and the formation of the BNY ConvergEx Group in October 2006, respectively.

The volatile market environment in 2008 impacted our business segments compared with 2007 as reflected by higher foreign exchange and other trading activities, higher securities lending revenue and higher net interest revenue. Broad declines in the equity markets in 2008 influenced revenue in the Asset Management, Wealth Management and Asset Servicing segments compared with 2007. Also in 2008, we elected to support clients impacted by the Lehman bankruptcy, as well as clients impacted by the declining value of certain SIV securities. These support agreements had a significant impact on the 2008 results of the Asset Management and Asset Servicing segments. Depositary receipts were also strong in 2008, reflecting increased corporate actions and new business. Securities write-downs, the SILO/ LILO charge and M&I expenses are corporate level items and are therefore recorded in the Other segment.

The Bank of New York Mellon Corporation     25

Results of Operations (continued)

The following table presents the value of certain market indices at period end and on an average basis.

Market indices				Increase/(Decrease)
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006

S&P 500 Index (a)	903	1468	1418	(38)%	4%
S&P 500 Index – daily average	1221	1477	1311	(17)	13
FTSE 100 Index (a)	4434	6457	6221	(31)	4
FTSE Index – daily average	5368	6403	5920	(16)	8
NASDAQ Composite Index (a)	1577	2652	2415	(41)	10
Lehman Brothers Aggregate BondSM Index (a)	275	258	227	7	14
MSCI EAFE® Index (a)	1237	2253	2075	(45)	9
NYSE Volume (in billions)	660	532	459	24	16
NASDAQ Volume (in billions)	577	540	503	7	7
(a)	Period end.

Non-program equity trading volumes increased 44% in 2008 compared with 2007. Average daily U.S. fixed-income trading volume was down 1%. Total debt issuance decreased 28% in 2008 compared with 2007. The issuance of global collateralized debt obligations was down 88% compared with 2007.

The period end S&P 500 Index decreased 38% at Dec. 31, 2008 versus Dec. 31, 2007. The period end FTSE 100 Index decreased 31%. On a daily average basis, the S&P 500 Index decreased 17% and the FTSE 100 Index decreased 16% in 2008 versus 2007. The period end NASDAQ Composite Index decreased 41% at Dec. 31, 2008 versus Dec. 31, 2007.

The changes in the value of market indices impact fee revenue in the Asset and Wealth Management segments and our securities servicing businesses. Using the S&P 500 as a proxy for the equity markets, we estimate that a 100 point change in the value of the S&P 500, sustained for one year, would impact fee revenue by approximately 1% and fully diluted EPS on a continuing operations basis by $0.05 per share.

The following consolidating schedules below show the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2008 (dollar amounts in millions, presented on an FTE basis)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$2,797	$624	$3,421	$4,394	$1,851	$1,329	$975	$8,549	$(1,229)	$10,741
Net interest revenue	79	200	279	1,086	710	314	726	2,836	(142)	2,973
Total revenue	2,876	824	3,700	5,480	2,561	1,643	1,701	11,385	(1,371)	13,714 (a)
Provision for credit losses	-	-	-	-	-	-	-	-	131	131
Noninterest expense	2,655	634	3,289	3,761	1,413	1,143	841	7,158	1,135	11,582
Income before taxes	$221	$190	$411	$1,719	$1,148	$500	$860	$4,227	$(2,637)	$2,001
Pre-tax operating margin (b)	8%	23%	11%	31%	45%	30%	51%	37%	N/M	15%
Average assets	$13,267	$10,044	$23,311	$59,150	$35,169	$16,593	$25,603	$136,515	$50,131	$209,957
Excluding intangible amortization:
Noninterest expense	$2,400	$580	$2,980	$3,737	$1,332	$1,117	$814	$7,000	$1,120	$11,100
Income before taxes	476	244	720	1,743	1,229	526	887	4,385	(2,622)	2,483
Pre-tax operating margin (b)	17%	30%	19%	32%	48%	32%	52%	39%	N/M	18%
(a)	Consolidated results include FTE impact of $62 million in 2008.
(b)	Income before taxes divided by total revenue.

26     The Bank of New York Mellon Corporation

Results of Operations (continued)

For the year ended Dec. 31, 2007 (a) (dollar amounts in millions, presented on an FTE basis)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$1,866	$423	$2,289	$2,934	$1,660	$1,360	$747	$6,701	$64	$9,054
Net interest revenue	19	111	130	693	567	304	512	2,076	106	2,312
Total revenue	1,885	534	2,419	3,627	2,227	1,664	1,259	8,777	170	11,366 (b)
Provision for credit losses	-	-	-	-	-	-	-	-	(10)	(10)
Noninterest expense	1,383	413	1,796	2,474	1,159	1,216	657	5,506	817	8,119
Income before taxes	$502	$121	$623	$1,153	$1,068	$448	$602	$3,271	$(637)	$3,257
Pre-tax operating margin (c)	27%	23%	26%	32%	48%	27%	48%	37%	N/M	29%
Average assets (d)	$7,636	$5,702	$13,338	$38,016	$25,658	$14,944	$18,497	$97,115	$38,189	$148,642
Excluding intangible amortization:
Noninterest expense	$1,235	$385	$1,620	$2,459	$1,084	$1,192	$643	$5,378	$802	$7,800
Income before taxes	650	149	799	1,168	1,143	472	616	3,399	(622)	3,576
Pre-tax operating margin (c)	34%	28%	33%	32%	51%	28%	49%	39%	N/M	31%
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months legacy The Bank of New York Company, Inc.
(b)	Consolidated results include FTE impact of $32 million in 2007.
(c)	Income before taxes divided by total revenue.
(d)	Includes average assets of discontinued operations of $53 million for 2007.

For the year ended Dec. 31, 2006—Legacy The Bank of New York Company, Inc. only
(dollar amounts in millions, presented on an FTE basis)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$357	$198	$555	$1,712	$961	$1,359	$570	$4,602	$182	$5,339
Net interest revenue	15	60	75	476	258	278	392	1,404	42	1,521
Total revenue	372	258	630	2,188	1,219	1,637	962	6,006	224	6,860 (a)
Provision for credit losses	-	(2)	(2)	-	-	(4)	5	1	(19)	(20)
Noninterest expense	237	210	447	1,630	615	1,201	510	3,956	285	4,688
Income before taxes	$135	$50	$185	$558	$604	$440	$447	$2,049	$(42)	$2,192
Pre-tax operating margin (b)	36%	19%	29%	26%	50%	27%	46%	34%	N/M	32%
Average assets (c)	$1,073	$1,489	$2,562	$8,602	$2,009	$16,429	$16,278	$43,318	$50,598	$96,478
Excluding intangible amortization:
Noninterest expense	$222	$210	$432	$1,617	$597	$1,171	$510	$3,895	$285	$4,612
Income before taxes	150	50	200	571	622	470	447	2,110	(42)	2,268
Pre-tax operating margin (b)	40%	19%	32%	26%	51%	29%	46%	35%	N/M	33%
(a)	Consolidated results include FTE impact of $22 million in 2006.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $10.364 billion for 2006, consolidated average assets were $106.842 billion for 2006.

Asset and Wealth Management Sector

Asset and Wealth Management fee revenue is dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were $928 billion at Dec. 31, 2008, a decrease of 17% compared with $1.12 trillion at Dec. 31, 2007. The decrease primarily reflects broad declines in the equity markets and a stronger U.S. dollar, which more than offset strong net asset inflows in money market funds.

Performance fees are also earned in the Asset and Wealth Management sector. These fees are generally calculated as a percentage of a portfolio’s performance in excess of a benchmark index or a peer group’s performance.

The Bank of New York Mellon Corporation     27

Results of Operations (continued)

The overall level of AUM for a given period is determined by:

•	the beginning level of AUM;
•	the net flows of new assets during the period resulting from new business wins and existing client enrichments reduced by losses and withdrawals; and
•	the impact of market price appreciation or depreciation, the impact of any acquisitions or divestitures and foreign exchange rates.

These components are shown in the changes in market value of AUM table below. The mix of AUM is determined principally by client asset allocation decisions among equities, fixed income, alternative investments and overlay, and money markets. The trend of this mix is shown in the AUM at period end, by product type, table below.

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

A key driver of organic growth in asset and wealth management fees is the amount of net new AUM flows. Overall market conditions are also key drivers with a key long-term economic driver being the growth rate of financial assets as measured by the U.S. Federal Reserve. This measure encompasses both net flows and market appreciation or depreciation in the U.S. markets overall.

AUM at period-end, by product type	2008	2007	Legacy The Bank of New York Company, Inc. only
(in billions)			2006	2005	2004
Money market	$398	$296	$38	$33	$29
Equity securities	266	460	39	37	36
Fixed income securities	192	218	21	20	22
Alternative investments and overlay	72	147	44	25	24
Total AUM	$928	$1,121	$142	$115	$111

AUM at period-end, by client type	2008	2007	Legacy The Bank of New York Company, Inc. only
(in billions)			2006	2005	2004
Institutional	$445	$671	$105	$82	$79
Mutual funds	400	349	15	11	10
Private client	83	101	22	22	22
Total AUM	$928	$1,121	$142	$115	$111

Changes in market value of AUM from Dec. 31, 2007 to Dec. 31, 2008 - by business segment
(in billions)	Asset Management	Wealth Management		Total
Market value of AUM at Dec. 31, 2007	$1,035	$86		$1,121
Net inflows (outflows)
Long-term	(45)	2		(43)
Money market	92	-		92
Total net inflows	47	2		49
Net market depreciation (a)	(216)	(19)		(235)
Acquisitions/divestitures	(7)	-		(7)
Market value of AUM at Dec. 31, 2008	$859 (b)	$69	(c)	$928
(a)	Includes the effect of changes in foreign exchange rates.
(b)	Excludes $3 billion subadvised for the Wealth Management segment.
(c)	Excludes private client assets managed in the Asset Management segment.

28     The Bank of New York Mellon Corporation

Results of Operations (continued)

Asset Management segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2008	2007 (a)	2008 vs. 2007
Revenue:
Asset and wealth management:
Mutual funds	$1,288	$637	102%
Institutional clients	1,052	821	28
Private clients	170	124	37
Total asset and wealth management revenue	2,510	1,582	59
Performance fees	83	93	(11)
Distribution and servicing	371	193	92
Other	(167)	(2)	N/M
Total fee and other revenue	2,797	1,866	50
Net interest revenue	79	19	316
Total revenue	2,876	1,885	53
Noninterest expense (ex. intangible amortization and support agreement charges)	2,065	1,235	67
Income before taxes (ex. intangible amortization and support agreement charges)	811	650	25
Support agreement charges	335	-	N/M
Amortization of intangible assets	255	148	72
Income before taxes	$221	$502	(56)%
Memo: Income before taxes (ex. intangible amortization)	$476	$650	(27)%
Pre-tax operating margin (ex. intangible amortization)	17%	34%
Average assets	$13,267	$7,636	74%
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

BNY Mellon Asset Management is the umbrella organization for all of our affiliated investment management boutiques and is responsible, through various subsidiaries, for U.S. and non-U.S. retail, intermediary and institutional distribution of investment management and related services. The investment management boutiques offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, BNY Mellon Asset Management includes BNY Mellon Asset Management International, which is responsible for the distribution of investment management products internationally, and the Dreyfus Corporation, which is responsible for U.S. distribution of retail mutual funds, separate accounts and annuities.

We are one of the world’s largest asset managers with a top 10 position in both the U.S. and Europe and top 5 in tax-exempt institutional U.S. asset management.

In the first quarter of 2008, we acquired ARX, a leading independent asset management business headquartered in Rio de Janeiro, Brazil. Also in the first quarter of 2008, we sold a portion of the Estabrook Capital Management business which reduced our AUM by $2.4 billion. On Oct. 1, 2008, we sold the assets of Gannett Welsh & Kotler, an investment management subsidiary with approximately $8 billion in AUM. On Dec. 31, 2008, we acquired the Australian (Ankura Capital) and U.K. (Blackfriars Asset Management) businesses of our asset management joint venture with WestLB. Headquartered in Sydney, Australia, Ankura Capital manages approximately AUS $1 billion, while Blackfriars Asset Management, which is headquartered in London, England, has AUM of $2.3 billion. The impact of these acquisitions is not expected to be material to earnings per share.

The results of the Asset Management segment are mainly driven by the period-end and average levels of assets managed as well as the mix of those assets, as previously shown. Results for this segment are also impacted by sales of fee-based products such as fixed and variable annuities and separately managed accounts. In addition, performance fees may be generated when the investment performance exceeds various benchmarks and satisfies other criteria. Expenses in this segment are mainly driven by staffing costs, incentives, distribution and servicing expense, and product distribution costs.

Review of financial results

In 2008, Asset Management had pre-tax income of $221 million compared with pre-tax income of $502 million in 2007. Excluding intangible amortization, pre-tax income was $476 million in 2008 compared with $650 million in 2007. Results for 2008 were reduced by $335 million of support agreement charges primarily related to commingled cash funds and money market funds and the severe declines in the global equity markets in 2008, partially offset by the merger with Mellon Financial.

Asset and wealth management revenue in the Asset Management segment was $2.5 billion in 2008 compared with $1.6 billion in 2007. The increase reflects the merger with Mellon Financial and strength

The Bank of New York Mellon Corporation     29

Results of Operations (continued)

in money market inflows, which more than offset lower market values, long-term outflows and a stronger U.S. dollar.

In 2008, approximately 50% of consolidated asset and wealth management fees generated in the Asset Management segment are from managed mutual funds. These fees are based on the daily average net assets of each fund and the basis point management fee paid by that fund. Managed mutual fund fee revenue was $1.3 billion in 2008 compared with $637 million in 2007. The increase resulted from the merger with Mellon Financial and strong money market inflows, reflecting a flight to quality as customers looked for safe investments during the market turbulence in 2008.

Performance fees were $83 million in 2008 compared with $93 million in 2007. The decline was primarily due to a lower level of fees generated from certain equity and alternative strategies.

Distribution and servicing fees were $371 million in 2008 compared with $193 million in 2007. The increase resulted from the merger with Mellon Financial and strong money market inflows, partially offset by redemptions in certain international funds.

Other fee revenue was a loss of $167 million in 2008 compared with a loss of $2 million in 2007. The year-over-year decline was due to $86 million of seed capital investment losses and write-downs related to securities previously purchased from funds managed by the investment boutiques.

The Asset Management segment generated 41% of non-U.S. revenue in 2008.

Noninterest expense (excluding intangible amortization and support agreement charges) was $2.1 billion in 2008 compared with $1.2 billion in 2007. The increase compared with 2007 primarily resulted from the merger with Mellon Financial, the acquisition of ARX and the write-down of seed capital investments related to a formerly affiliated hedge fund manager, partially offset by overall expense management efforts, including lower incentives, in response to the current operating environment.

2007 compared with 2006

Income before taxes was $502 million in 2007, compared with $135 million in 2006. Income before taxes (excluding intangible amortization) was $650 million in 2007 compared with $150 million in 2006. Fee and other revenue increased $1.5 billion, primarily due to the merger with Mellon Financial, net new business and improved equity markets. The increase in distribution and servicing fees reflects the merger with Mellon Financial. The decrease in other fee revenue principally reflects the lower market value of seed capital investments in 2007. Noninterest expense (excluding intangible amortization) increased $1 billion in 2007 compared with 2006 primarily due to the merger with Mellon Financial and higher incentive compensation, temporary labor, technology, legal expenses and the write-off of the remaining interest in a hedge fund manager.

Wealth Management segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2008	2007 (a)	2008 vs. 2007
Revenue:
Asset and wealth management	$563	$404	39%
Other	61	19	221
Total fee and other revenue	624	423	48
Net interest revenue	200	111	80
Total revenue	824	534	54
Noninterest expense (ex. intangible amortization and support agreement charges)	565	385	47
Income before taxes (ex. intangible amortization and support agreement charges)	259	149	74
Support agreement charges	15	-	N/M
Amortization of intangible assets	54	28	93
Income before taxes	$190	$121	57
Memo: Income before taxes (ex. intangible amortization)	$244	$149	64%
Pre-tax operating margin (ex. intangible amortization)	30%	28%
Average loans	$4,938	$2,800	76%
Average assets	10,044	5,702	76
Average deposits	7,554	4,333	74
Market value of total client assets under management and custody at period-end (in billions)	$139	$170	(18)%
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

In the Wealth Management segment, we offer a full array of investment management, wealth and estate planning and private banking solutions to help clients protect, grow and transfer their wealth. Clients include high net worth individuals and families, family offices

30     The Bank of New York Mellon Corporation

Results of Operations (continued)

and business enterprises, charitable gift programs and endowments and foundations. BNY Mellon Wealth Management is a top ten U.S. wealth manager with $139 billion in client assets. We serve our clients through an expansive network of offices in 16 states and 3 countries.

The results of the Wealth Management segment are driven by the level and mix of assets managed and under custody and the level of activity in client accounts.

Net interest revenue is determined by the level of interest rate spread between loans and deposits. Expenses of this segment are driven mainly by staff expense in the investment management, sales, service and support groups.

Review of financial results

Income before taxes was $190 million in 2008 compared with $121 million in 2007. Income before taxes (excluding intangible amortization and support agreement charges) was $259 million in 2008 compared with $149 million in 2007. Results compared with 2007 reflect the merger with Mellon Financial, net new business and well controlled noninterest expense, partially offset by a $15 million charge to support certain clients holding auction rate securities recorded in 2008. Excluding this charge and intangible amortization, Wealth Management generated approximately 700 basis points of positive operating leverage compared with 2007, driven by business growth and expense management.

Total fee and other revenue was $624 million in 2008 compared with $423 million in 2007. The increase resulted from the merger with Mellon Financial, record new business, organic growth and higher capital markets related fees, partially offset by sharp declines in the equity markets in 2008.

Net interest revenue increased $89 million compared with 2007, reflecting the merger with Mellon Financial, higher deposit levels, improved deposit spreads and higher loan levels due to growth in the mortgage portfolio. Average loan levels were up $2.1 billion, or 76%, due to new business and the merger with Mellon Financial.

Noninterest expense (excluding intangible amortization and support agreement charges) increased $180 million compared with 2007, primarily reflecting the merger with Mellon Financial and the annual merit salary increase, partially offset by merger-related synergies and strong expense control.

Client assets under management were $139 billion at Dec. 31, 2008, compared with $170 billion at Dec. 31, 2007. The decrease resulted from lower market levels, partially offset by new business. Net long-term inflows totaled $12 billion in 2008.

2007 compared with 2006

Income before taxes was $121 million in 2007 compared with $50 million in 2006. Excluding intangible amortization, income before taxes increased $99 million. Fee and other revenue increased $225 million due to the merger with Mellon Financial, organic growth, record net new business and market performance. Net interest revenue increased $51 million as a result of the merger with Mellon Financial and increased deposit levels. Noninterest expense (excluding intangible amortization) increased $175 million due to the merger with Mellon Financial as well as expenses associated with new distribution channels.

Institutional Services Sector

As of Dec. 31, 2008, our assets under custody and administration totaled $20.2 trillion compared with $23.1 trillion at Dec. 31, 2007. The decrease in assets under custody and administration primarily reflects weaker market values and the impact of a stronger U.S. dollar, which more than offset the benefit of new business conversions. Equity securities were 25% and fixed-income securities were 75% of the assets under custody and administration at Dec. 31, 2008, compared with 32% equity securities and 68% fixed-income securities at Dec. 31, 2007. The shift in composition of assets under custody from Dec. 31, 2007 to Dec. 31, 2008 was primarily due to a decrease in equity valuations. Assets under custody and administration at Dec. 31, 2008 consisted of assets related to the custody, mutual funds, and corporate trust businesses of $15.9 trillion, broker- dealer services assets of $3.0 trillion, and all other assets of $1.3 trillion.

Market value of securities on loan at Dec. 31, 2008 decreased to $341 billion, from $633 billion at Dec. 31, 2007. The decrease reflects overall de-leveraging in the financial markets and lower market valuations resulting from the large declines in the equity markets in 2008.

The Bank of New York Mellon Corporation     31

Results of Operations (continued)

Assets under custody and administration trend	2008		2007		Legacy The Bank of New York Company, Inc. only
					2006	2005	2004
Market value of assets under custody and administration at period-end (in trillions)	$20.2	(a)	$23.1	(a)	$15.5	$11.4	$10.0
Market value of securities on loan at period-end (in billions) (b)	$341		$633		$399	$311	$232
(a)	Includes the assets under custody or administration of CIBC Mellon Global Securities Services Company, a joint venture with the Canadian Imperial Bank of Commerce, of $697 billion at Dec. 31, 2008 and $989 billion at Dec. 31, 2007.
(b)	Represents the total amount of securities on loan, both cash and non-cash, managed by the Asset Servicing segment.

Asset Servicing segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2008	2007 (a)	2008 vs. 2007
Revenue:
Securities servicing fees-asset servicing	$3,191	$2,280	40%
Foreign exchange and other trading activities	1,051	511	106
Other	152	143	6
Total fee and other revenue	4,394	2,934	50
Net interest revenue	1,086	693	57
Total revenue	5,480	3,627	51
Noninterest expense (ex. intangible amortization and support agreement charges)	3,196	2,456	30
Income before taxes (ex. intangible amortization and support agreement charges)	2,284	1,171	95
Support agreement charges	541	3	N/M
Amortization of intangible assets	24	15	60
Income before taxes	$1,719	$1,153	49%
Memo: Income before taxes ex. intangible amortization	$1,743	$1,168	49%
Pre-tax operating margin (ex. intangible amortization)	32%	32%
Average assets	$59,150	$38,016	56%
Average deposits	52,659	33,629	57
Securities lending revenue	789	368	114
Market value of securities on loan at period-end (in billions)	326	633	(48)
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

The Asset Servicing segment includes global custody, global fund services, securities lending, global liquidity services, outsourcing, government securities clearance, collateral management and credit-related services and other linked revenues, principally foreign exchange. Clients include corporate and public retirement funds, foundations and endowments and global financial institutions including banks, broker- dealers, investment managers, insurance companies and mutual funds.

The results of the Asset Servicing segment are driven by a number of factors which include the level of transactional activity, the extent of services provided including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending and investment manager backoffice outsourcing, and the market value of assets under administration and custody. Market interest rates impact both securities lending revenue and the earnings on client cash balances. Broker-dealer fees depend on the level of activity in the fixed income and equity markets and the financing needs of customers, which are typically higher when the equity and fixed-income markets are active. Also, the use of tri-party repo arrangements continues to remain a key revenue driver in broker-dealer services. Foreign exchange trading revenues are influenced by the volume of client transactions and the spread realized on these transactions, market volatility in major currencies, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. Segment expenses are principally driven by staffing levels and technology investments necessary to process transaction volumes. Fees paid to sub-custodians are driven by market values of global assets and related transaction volumes.

We are one of the leading global securities servicing providers with a total of $20.2 trillion of assets under custody and administration at Dec. 31, 2008. We continue to maintain our number one ranking in the three major global custody surveys. We are one of the largest providers of fund services in the world, servicing $4.5 trillion in assets. We also service 49% of the funds in the U.S. exchange-traded funds marketplace. We are the largest custodian for U.S. public pension plans. BNY Mellon Asset Servicing services 46% of the top 50 endowments.

32     The Bank of New York Mellon Corporation

Results of Operations (continued)

We are a leading custodian in the U.K. and service 30% of U.K. pensions. European asset servicing continues to grow across all products, reflecting significant cross-border investment interest and capital flow. In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of $2.4 trillion in 30 markets around the world. We are one of the largest global providers of performance and risk analytics with $9.6 trillion in assets under measurement.

Our broker-dealer services business is a leader in global clearance, clearing equity and fixed income transactions in more than 100 markets. We clear over 50% of U.S. Government securities transactions. We are a leading collateral management agent with $1.8 trillion in tri-party balances worldwide at Dec. 31, 2008, up from $1.6 trillion at Dec. 31, 2007.

Review of financial results

Income before taxes was $1.7 billion in 2008 compared with $1.2 billion in 2007. The increase compared with 2007 reflects the merger with Mellon Financial, net new business, organic growth, higher securities lending revenue and the acquisition of the remaining 50% interest in the BNY Mellon Asset Servicing B.V. Results in 2008 were also impacted by $541 million of charges for support agreements related to the support of various securities lending customers, commingled cash sweep funds and a commingled short-term NAV fund, as well as lower market levels.

Total fee and other revenue increased $1.5 billion in 2008 compared with 2007 driven by the merger with Mellon Financial, net new business, cross sells and organic growth, higher securities lending revenue, higher foreign exchange and other trading revenue and the impact of the fourth quarter 2007 acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. This increase was partially offset by lower market values.

Securities lending revenue increased $421 million compared to 2007. The increase primarily reflects the merger with Mellon Financial, favorable spreads in the short-term credit markets and the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. Market value of securities lent decreased $307 billion compared with Dec. 31, 2007 reflecting overall de-leveraging in the financial markets and lower market valuations.

Foreign exchange and other trading activity increased $540 million compared with 2007, reflecting the merger with Mellon Financial as well as significant increases in currency volatility and higher client volumes. On a daily basis, the Company monitors a volatility index of global currency using a basket of 30 major currencies. In 2008, the volatility of this index was above median for most of the year and significantly above median in the fourth quarter. In 2007, the volatility of the index was below median in the first half of the year, recovering to near median in the second half of the year.

Net interest revenue increased $393 million compared with 2007, primarily driven by the merger with Mellon Financial, strong deposit growth and increased deposit spreads. Deposit growth reflects the flight to quality experienced by all segments of the Company, as well as additional deposits received in 2007 as part of the Acquired Corporate Trust Business.

The Asset Servicing segment generated 40% of non-U.S. revenue in 2008.

Noninterest expense (excluding intangible amortization and support agreement charges) increased $740 million compared with 2007. The increase in expenses reflects the merger with Mellon Financial, the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V., the 2008 annual merit salary increase, a $38 million operational error and higher operating expenses to support new business, organic growth, increased foreign exchange income and higher transaction volumes. Partially offsetting the increase were merger-related synergies.

2007 compared with 2006

Income before taxes increased $595 million in 2007 compared with 2006. Total fee and other revenue in this segment increased 71% in 2007 compared with 2006 primarily due to the merger with Mellon Financial, increased transaction volumes related to market volatility, new business and organic growth. Securities lending fees increased in 2007 compared with 2006 due to the merger with Mellon Financial, higher loan balances and wider spreads. Revenues from foreign exchange and other trading activity were also up significantly reflecting the merger with Mellon Financial, record customer volumes and foreign currency volatility. Net interest revenue increased $217 million in 2007 compared with 2006, reflecting the merger with Mellon Financial, deposit

The Bank of New York Mellon Corporation     33

Results of Operations (continued)

growth and improved spreads. Noninterest expense (excluding intangible amortization and support agreement charges) increased $839 million compared with 2006, primarily due to the merger with Mellon Financial, higher staff expense in support of new business, increased sub-custodian expenses related to higher asset levels, higher joint venture pass-through payments, higher expenses in support of growth initiatives and a loss related to the purchase of SIV securities from a commingled NAV fund.

Issuer Services segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2008	2007 (a)	2008 vs. 2007
Revenue:
Securities servicing fees-issuer services	$1,684	$1,560	8%
Other	167	100	67
Total fee and other revenue	1,851	1,660	12
Net interest revenue	710	567	25
Total revenue	2,561	2,227	15
Noninterest expense (ex. intangible amortization)	1,332	1,084	23
Income before taxes (ex. intangible amortization)	1,229	1,143	8
Amortization of intangible assets	81	75	8
Income before taxes	$1,148	$1,068	7%
Pre-tax operating margin (ex. intangible amortization)	48%	51%
Average assets	$35,169	$25,658	37%
Average deposits	$30,515	$21,387	43
Number of depositary receipt programs	1,338	1,311	2
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

The Issuer Services segment provides a diverse array of products and services to global fixed income and equity issuers.

As the world’s leading provider of corporate trust and agency services, the Company services more than $11 trillion in outstanding debt from 57 locations, in 19 countries, worldwide. Along with our subsidiaries and affiliates, we are the number one overall provider of corporate trust services for all major debt categories, including conventional, structured and specialty debt. We serve as the depositary for more than 1,300 sponsored American and Global Depositary Receipt programs, with a 64% market share, acting in partnership with leading companies from 63 countries. In addition to top-ranked transfer agency services,

BNY Mellon Shareowner Services offers a comprehensive suite of equity solutions ranging from record keeping and corporate actions processing, demutualizations, direct investment, dividend reinvestment, proxy solicitation and employee stock plan administration.

Fee revenue in the Issuer Services segment depends on:

•	the volume of issuance of fixed income securities;
•	depositary receipts issuance and cancellation volume;
•	corporate actions impacting depositary receipts; and
•	stock transfer, corporate actions and equity trading volumes.

Expenses in the Issuer Services segment are driven by staff, equipment, and space required to support the services provided by the segment.

Review of financial results

Income before taxes was up 7% to $1.15 billion in 2008 from $1.07 billion in 2007. The increase reflects the merger with Mellon Financial as well as growth in Depositary Receipts and non-U.S. Corporate Trust, partially offset by $49 million of credit monitoring charges for lost tapes recorded in 2008.

Total fee and other revenue increased $191 million, or 12%, in 2008 compared with 2007, reflecting growth in Depositary Receipts, Corporate Trust and Shareowner Services fees. Depositary Receipts benefited from increased corporate actions and new business. The increase in Corporate Trust was driven by an increase in non-U.S. Corporate Trust revenue as well as market share gains. Corporate Trust is also playing a vital role in supporting governments’ stabilization efforts in North America and Europe to bring liquidity back to the financial markets. In 2008, the U.S. Department of the Treasury selected the Company as the sole provider of a broad range of custodial and Corporate Trust services to support the government’s TARP program. Also, in 2008, we assisted in the issuance of $80 billion of government guaranteed debt for 12 of the major financial institutions across Europe. In 2009, BNY Trust Company of Canada was appointed trustee, paying agent and registrar for the restructuring of Canada’s non-bank-sponsored asset-backed commercial paper market. The increase in Shareowner Services fees was due to the merger with Mellon Financial and an

34     The Bank of New York Mellon Corporation

Results of Operations (continued)

increased level of revenue from corporate actions. The increase in other revenue was impacted by increased revenue sharing related to the distribution of Dreyfus products and higher foreign exchange trading revenue.

Net interest revenue increased $143 million in 2008 compared with 2007, primarily reflecting a significant increase in deposits in both the Corporate Trust and Shareowner Services businesses, driven by the transition of deposits in 2007 related to the Acquired Corporate Trust Business and increased client volumes, as well as the merger with Mellon Financial. Average deposits were $30.5 billion in 2008 compared with $21.4 billion in 2007.

The Issuer Services segment generated 40% of non-U.S. revenue in 2008.

Noninterest expense (excluding intangible amortization) increased $248 million in 2008 compared with 2007 reflecting the merger with Mellon Financial, the credit monitoring charges related to lost tapes recorded in Shareowner Services, business growth and the impact of the second quarter of 2008 annual merit salary increase, partially offset by merger-related synergies.

2007 compared with 2006

Income before taxes was up 77% to $1.1 billion in 2007 from $604 million in 2006.

Total fee and other revenue increased $699 million in 2007 compared with 2006. Issuer services fees exhibited strong growth compared with 2006. The acquisition of the Acquired Corporate Trust Business and the merger with Mellon Financial significantly impacted comparisons of 2007 to 2006. Issuer services fees increased reflecting higher Depositary Receipts resulting from higher servicing and dividend fees. The growth in Corporate Trust resulted from the Acquired Corporate Trust Business, while growth in Shareowner Services was due to the merger with Mellon Financial.

Net interest revenue increased $309 million in 2007 compared with 2006, primarily reflecting the impact of the Acquired Corporate Trust Business as well as higher deposits in Shareowner Services.

Noninterest expense (excluding intangible amortization) increased $487 million in 2007 compared with 2006, reflecting the impact of the Acquired Corporate Trust Business, the merger with

Mellon Financial and expenses associated with revenue growth in Depositary Receipts and Shareowner Services.

Clearing Services segment

(dollar amounts in millions, unless otherwise noted; presented on an FTE basis)	2008	2007 (a)	2008 vs. 2007
Revenue:
Securities servicing fees-clearing and execution services	$1,073	$1,186	(10)%
Other	256	174	47
Total fee and other revenue	1,329	1,360	(2)
Net interest revenue	314	304	3
Total revenue	1,643	1,664	(1)
Noninterest expense (ex. intangible amortization)	1,117	1,192	(6)
Income before taxes (ex. intangible amortization)	526	472	11
Amortization of intangible assets	26	24	8
Income before taxes	$500	$448	12%
Pre-tax operating margin (ex. intangible amortization)	32%	28%
Average assets	$16,593	$14,944	11%
Average active accounts (in thousands)	5,341	5,119	4
Average margin loans	$5,415	$5,382	1
Average payable to customers and broker-dealers	5,495	5,113	7
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

Our Clearing Services segment consists of the Pershing clearing business and a 33.8% equity interest in BNY ConvergEx which includes the B-Trade and G-Trade execution businesses that were sold by the Company to BNY ConvergEx on Feb. 1, 2008. The B-Trade and G-Trade execution businesses contributed approximately $215 million of revenue and $45 million of pre-tax income in 2007. These businesses were sold at book value.

Our Pershing LLC and Pershing Advisor Solutions LLC subsidiaries provide financial institutions and independent registered investment advisors with operational support, trading services, flexible technology, an expansive array of investment solutions practice management support and service excellence. Pershing services more than 1,150 retail and institutional financial organizations and

The Bank of New York Mellon Corporation     35

Results of Operations (continued)

independent registered investment advisors who collectively represent more than five million investors.

Pershing Prime Services delivers an integrated suite of prime brokerage solutions, including expansive access to securities lending, dedicated client service, powerful technology and reporting tools, robust cash management products, global execution and order management capabilities, and additional integrated solutions of The Bank of New York Mellon Corporation.

Through our affiliate, BNY ConvergEx, we provide liquidity and execution management, investment technologies and intermediary and clearing services to more than 6,000 institutional investor clients in over 100 global markets. BNY ConvergEx provides a full suite of global electronic, portfolio and sales trading capabilities, executing more than 275 million U.S. shares and approximately $672 million in non-U.S. principal each day and clearing more than one million trades daily.

Revenue in this segment includes broker-dealer, registered investment advisor services, prime brokerage services and electronic trading services, which are primarily driven by:

•	trading volumes, particularly those related to retail customers;
•	overall market levels; and
•	the amount of assets under administration.

A substantial amount of revenue in this segment is generated from non-transactional activities, such as asset gathering, mutual funds, money market funds and retirement programs, administration and other services.

Segment expenses are driven by staff, equipment and space required to support the services provided by the segment and the cost of execution and clearance of trades.

Review of financial results

Income before taxes was $500 million in 2008 compared with $448 million in 2007. The increase reflects growth in money market mutual fund fees, partially offset by the first quarter 2008 sale of the execution businesses.

Total fee and other revenue decreased 2% in 2008 compared with 2007. The decrease reflects the sale of the execution businesses and a settlement received ($28 million) in 2007 for the early termination of a contract, partially offset by strong growth in trading activity along with growth in money market mutual fund fees and record new business resulting from the market disruptions in the second half of 2008.

Net interest revenue increased $10 million resulting from higher customer balances and wider spreads.

Noninterest expense (excluding intangible amortization) decreased $75 million in 2008 compared with 2007, reflecting the sale of the execution businesses, partially offset by increased expenses incurred in support of business growth.

2007 compared with 2006

Income before taxes increased $8 million in 2007 compared with 2006. Clearing and execution servicing fees decreased $24 million compared with 2006 reflecting the BNY ConvergEx transaction which was primarily offset by higher market activity and volumes which increased clearing-related revenues, as well as continued growth in money market and mutual fund positions. Net interest revenue increased $26 million compared with 2006, primarily reflecting higher levels of customer deposits, partially offset by the BNY ConvergEx transaction. Noninterest expense (excluding intangible amortization) increased $21 million in 2007 compared with 2006, reflecting higher salaries and benefits, clearing costs, bank technology charges and outside services which more than offset the reduction in expenses resulting from the BNY ConvergEx transaction.

36     The Bank of New York Mellon Corporation

Results of Operations (continued)

Treasury Services segment

(dollar amounts in millions, presented on an FTE basis)	2008	2007 (a)	2008 vs. 2007
Revenue:
Treasury services	$501	$328	53%
Other	474	419	13
Total fee and other revenue	975	747	31
Net interest revenue	726	512	42
Total revenue	1,701	1,259	35
Noninterest expense (ex. intangible amortization)	814	643	27
Income before taxes (ex. intangible amortization)	887	616	44
Amortization of intangible assets	27	14	93
Income before taxes	$860	$602	43%
Pre-tax operating margin (ex. intangible amortization)	52%	49%
Average loans	$15,415	$13,127	17%
Average assets	25,603	18,497	38
Average deposits	21,470	14,458	48
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

The Treasury Services segment includes treasury services, global payment services, working capital solutions, capital markets business and large corporate banking.

Treasury services revenue is directly influenced by the volume of transactions and payments processed, loan levels, types of service provided, net interest revenue earned from deposit balances generated by activity across our business operations and the value of the credit derivatives portfolio. Treasury services revenue is indirectly influenced by other factors including market volatility in major currencies and the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. Segment expenses are driven by staff, equipment and space required to support the services provided, as well as variable expenses such as temporary staffing and operating services in support of volume increases.

Treasury Services offers leading-edge technology, innovative products, and industry expertise to help its clients optimize cash flow, manage liquidity, and make payments around the world in more than 100 different countries. We maintain a global network of branches, representative offices and correspondent banks to provide comprehensive payment services including funds transfer, cash management, trade services and liquidity management. We are one of the largest funds transfer banks in the U.S., transferring over $1.8 trillion daily via more than 170,000 wire transfers.

Our corporate lending strategy is to focus on those clients and industries that are major users of securities servicing and treasury services. Revenue from our lending activities is primarily driven by loan levels and spreads over funding costs.

Review of financial results

Income before taxes was $860 million in 2008, compared with $602 million in 2007. The increase reflects the merger with Mellon Financial, higher fee and other revenue and higher net interest revenue, partially offset by an increase in expenses primarily due to the merger with Mellon Financial.

Total fee and other revenue increased $228 million in 2008. Treasury services fees were up $173 million in 2008 reflecting the merger with Mellon Financial as well as higher processing volumes in global payment and cash management services. Other revenue increased $55 million reflecting higher capital markets related revenue.

The increase in net interest revenue compared with 2007 reflects the merger with Mellon Financial, higher loan and deposit levels including increased dollar clearing client activity in Asia and the Middle East, and increased spreads.

Noninterest expense (excluding intangible amortization) increased $171 million in 2008 compared with 2007, primarily due to the merger with Mellon Financial, business growth and charges related to auction rate securities in institutional accounts, partially offset by merger-related synergies.

2007 compared with 2006

Income before taxes increased $155 million in 2007 compared to 2006. Total fee and other revenue increased $177 million in 2007, reflecting higher treasury services revenue and higher foreign exchange and other trading activities revenue. Net interest revenue increased $120 million in 2007 compared with 2006, reflecting the merger with Mellon Financial, higher deposit levels and wider spreads. Noninterest expense (excluding intangible

The Bank of New York Mellon Corporation     37

Results of Operations (continued)

amortization) increased $133 million in 2007, primarily reflecting the merger with Mellon Financial, increased salaries, incentives and brokerage commissions.

Other segment

(dollar amounts in millions, presented on an FTE basis)	2008	2007 (a)
Revenue:
Fee revenue	$307	$256
Securities losses	(1,536)	(192)
Net interest revenue (expense)	(142)	106
Total revenue	(1,371)	170
Provision for credit losses	131	(10)
Noninterest expense (ex. restructuring charge, intangible amortization and M&I expenses)	456	398
Income (loss) before taxes (ex. restructuring charge, intangible amortization and M&I expenses)	(1,958)	(218)
Restructuring charge	181	-
Amortization of intangible assets	15	15
M&I expenses:
The Bank of New York Mellon Corporation	471	355
Acquired Corporate Trust Business	12	49
Total M&I expenses	483	404
Income (loss) before taxes	$(2,637)	$(637)
Average assets	$50,131	$38,189
Average deposits	$14,673	$14,044
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Business description

In 2008, the financial results of M1BB and MUNB were reclassified from the Wealth Management segment to the Other segment. This change reflects the sale of M1BB in June 2008, as well as our focus on reducing non-core activities. All prior periods have been reclassified.

The Other segment primarily includes:

•	the results of the leasing portfolio;
•	corporate treasury activities;
•	the results of MUNB and M1BB;
•	business exits; and
•	corporate overhead.

Revenue primarily reflects:

•	net interest revenue from the leasing portfolio;
•	any residual interest income resulting from transfer pricing algorithms relative to actual results;
•	revenue from corporate and bank owned life insurance; and
•	gains (losses) associated with valuation of securities and other assets.

Noninterest expense includes:

•	M&I expenses;
•	the restructuring charge;
•	direct expenses supporting leasing, investing and funding activities; and
•	certain corporate overhead not directly attributable to the operations of other segments.

Review of financial results

Income before taxes was a loss of $2.6 billion in 2008 compared with a loss of $637 million in 2007.

The Other segment includes the following activity in 2008:

•	a $1.5 billion pre-tax loss associated with the write-down of investments in the securities portfolio;
•

a $489 million pre-tax loss related to the SILO/ LILO settlement recorded in net interest revenue. Excluding this charge, net interest revenue increased compared with 2007, reflecting the changing interest rate environment on Corporate Treasury allocations;

•

a $181 million restructuring charge related to our previously announced global workforce reduction program. This program is expected to reduce our workforce by approximately 4%, or 1,800 positions. For further information, see Note 13 of Notes to Consolidated Financial Statements.

•

A provision for credit losses of $131 million in 2008 compared with a credit of $10 million in 2007. The increase reflects an increase in nonperforming loans as well as higher net charge-offs in 2008; and

38     The Bank of New York Mellon Corporation

Results of Operations (continued)

•

M&I expenses of $471 million associated with the Mellon Financial merger. These expenses include amounts for integration/conversion costs ($302 million), personnel related costs ($151 million) and one-time costs ($18 million).

2007 compared with 2006

Income before taxes decreased $595 million in 2007 compared with 2006. Total fee and other revenue decreased $118 million compared with 2006, reflecting a $192 million (pre-tax) securities loss recorded in 2007. Net interest revenue increased $64 million in 2007 compared with 2006, due to the merger with Mellon Financial and the positive impact of the changing interest rate environment on corporate treasury allocations. Noninterest expense (excluding intangible amortization and M&I expenses) increased $219 million in 2007 compared with 2006, primarily due to the merger with Mellon Financial.

International operations

Our primary international activities consist of securities servicing, asset management and global payment services.

Our clients include some of the world’s largest pension funds and institutions, local authorities, treasuries, family offices and individual investors. Through our global network of offices, we have developed a deep understanding of local requirements and cultural needs and we pride ourselves in providing dedicated service through our multilingual sales, marketing and client service teams.

We conduct business through subsidiaries, branches, and representative offices in 34 countries. We have major operational centers based in Brussels, Cork, Dublin, Luxembourg, Singapore, throughout the United Kingdom including London, Manchester, Brentwood, Edinburgh and Poole, and Chennai and Pune in India.

BNY Mellon Asset Servicing is a leading global custodian. At Dec. 31, 2008, our cross-border assets under custody were $7.5 billion compared with $10.0 billion at Dec. 31, 2007. This decrease primarily reflects lower market values as the FTSE 100 and MSCI EAFE® indices decreased 31% and 45%, respectively.

BNY Mellon Asset Management operates on a multi-boutique model bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes. We are one of the largest global asset managers. In Europe, we are the 7th largest asset manager active in the European marketplace and we are the U.K.’s 12th largest mutual fund manager. We have a rapidly growing presence in Asia and Latin America and now rank among the top 20 foreign asset managers in Japan.

At Dec. 31, 2008, approximately 18% of the Company’s AUM were managed by our international operations, compared with 23% in 2007. The decrease primarily resulted from lower market values, which more than offset new business wins.

We are the sponsor for more than 1,300 Depositary Receipt programs for over 900 issuer clients in more than 60 countries. We also provide corporate trust and agency services for all major debt categories across conventional, structured credit and specialty debt through 18 non-U.S. locations.

We have over 50 years of experience providing trade and cash services to financial institutions and central banks outside of the U.S. In addition, we offer a broad range of servicing and fiduciary products to financial institutions, corporations and central banks depending on the state of market development. In emerging markets, we lead with global payments and issuer services, introducing other products as the markets mature. For more established markets, our focus is on global, not local, asset servicing products and alternative investments.

We are a leading provider and major market maker in the area of foreign exchange and interest-rate risk management services, dealing in over 100 currencies.

The Bank of New York Mellon Corporation     39

Results of Operations (continued)

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

Foreign exchange rates for one U.S. Dollar (in millions)	2008	2007	2006
Spot rate (at Dec. 31):
British pound	$1.4626	$1.9844	$1.9591
Euro	1.3976	1.4594	1.3197
Yearly average rate:
British pound	$1.8552	$2.0018	$1.8430
Euro	1.4713	1.3707	1.2562

International clients accounted for 37% of revenue and 91% of income from continuing operations in 2008 compared with 32% of revenue and 37% of income from continuing operations in 2007. Excluding the impact of the SILO/LILO charges and securities write-downs, international clients accounted for 32% of revenue in 2008. Excluding the impact of SILO/LILO charges, securities write-downs and support agreement charges, international clients accounted for 39% of income from continuing operations in 2008. At Dec. 31, 2008, we had approximately 8,000 employees in EMEA, 4,200 employees in APAC and 400 employees in other global locations, primarily Brazil.

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

Foreign revenue, income before income taxes, net income and assets from foreign operations on a continuing operations basis are shown in the table below:

International operations												Legacy The Bank of New York Company, Inc. only
	2008							2007 (a)				2006
(in millions)	Revenues		Income before taxes	Income from continuing operations		Total assets		Revenues	Income before taxes	Income from continuing operations	Total assets	Revenues	Income before taxes	Income from continuing operations	Total assets
Domestic	$8,650		$133	$123	(b)	$183,565		$7,657	$2,041	$1,407	$137,179	$4,775	$1,605	$1,092	$71,053
Foreign:
EMEA	3,601	(c)	1,176	859		49,037	(c)	2,780	743	509	52,722	1,517	423	286	24,855
APAC	794		338	247		3,527		553	247	172	5,209	338	104	72	4,204
Other	607		292	213		1,383		344	194	139	2,546	208	38	26	3,076
Total foreign	5,002		1,806	1,319		53,947		3,677	1,184	820	60,477	2,063	565	384	32,135
Total	$13,652		$1,939	$1,442		$237,512		$11,334	$3,225	$2,227	$197,656	$6,838	$2,170	$1,476	$103,188
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.
(b)	Domestic income from continuing operations in 2008 was reduced by securities write-downs, SILO/LILO charges and support agreement charges.
(c)	2008 includes revenue of approximately $2.0 billion and assets of approximately $27.1 billion of international operations domiciled in the U.K., which is 14% of total revenue and 11% of total assets.

In 2008, revenues from EMEA were $3.6 billion, compared with $2.8 billion in 2007 and $1.5 billion in 2006. Revenues from EMEA were up 30% in 2008 compared to 2007. The increase in 2008 reflects the impact of the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. and the merger with Mellon Financial. Revenue from EMEA in 2008 was spread across most of our segments. Asset Servicing generated 48%, Asset Management 22%, Issuer Services 19% , Treasury Services 6% and Clearing Services 5%. Net income from EMEA was $859 million in 2008 compared with $509 million in

40     The Bank of New York Mellon Corporation

Results of Operations (continued)

2007 and $286 million in 2006. Revenues from APAC were $794 million in 2008 compared with $553 million in 2007 and $338 million in 2006. The increase in APAC revenue in 2008 resulted from the merger with Mellon Financial and new business. Revenue from APAC in 2008 was generated by the following segments: Asset Management 32%, Asset Servicing 30%, Treasury Services 21%, Issuer Services 15% and Clearing Services 2%. Net income from APAC was $247 million in 2008 compared with $172 million in 2007 and $72 million in 2006. Net income from EMEA and APAC were driven by the same factors affecting revenue. In addition, net income from EMEA in 2008 compared with 2007 was negatively impacted by the strength of the dollar versus the British Pound. Conversely, net income from EMEA in 2007 compared with 2006 was positively impacted by the strength of the Euro and British Pound versus the dollar.

Cross-border risk

Foreign assets are subject to general risks attendant to the conduct of business in each foreign country, including economic uncertainties and each foreign government’s regulations. In addition, our foreign assets may be affected by changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, other interest- bearing investments, and other monetary assets which are denominated in dollars or other non-local currency. Also included are local currency outstandings not hedged or funded by local borrowings.

The table below shows our cross-border outstandings for the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with “*”) or 0.75% of total assets (denoted with “**”).

Cross-border outstandings (in millions)	Banks and other financial institutions	Public sector	Commercial, industrial and other		Total cross-border outstandings
2008:
Netherlands*	$2,459	$-	$1,888	(a)	$4,347
France*	2,865	140	90		3,095
Belgium*	2,579	-	288		2,867
United Kingdom*	2,386	-	430		2,816
Germany*	2,285	-	277		2,562
Ireland **	1,153	-	1,167	(a)	2,320
2007:
Netherlands*	$4,945	$-	$2,487		$7,432
Germany*	4,824	178	338		5,340
France*	2,651	150	150		2,951
United Kingdom*	1,582	-	1,073		2,655
Ireland*	1,184	5	1,445		2,634
Switzerland**	1,710	-	152		1,862
2006 – Legacy The Bank of New York Company, Inc. only:
Germany*	$4,241	$200	$402		$4,843
France*	2,197	341	35		2,573
United Kingdom*	1,211	38	1,025		2,274
Netherlands*	653	-	753		1,406
Canada*	723	197	233		1,153
Italy**	992	-	17		1,009
Switzerland**	767	-	121		888
(a)	Primarily European Floating Rate Notes.

Critical accounting estimates

Our significant accounting policies are described in the Notes to Consolidated Financial Statements under “Summary of Significant Accounting and Reporting Policies”. Our more critical accounting estimates are those related to the allowance for credit losses, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting. In addition to “Summary of significant accounting and reporting policies” in the Notes to Consolidated Financial Statements, further information on policies related to the allowance for credit losses can be found under

The Bank of New York Mellon Corporation     41

Results of Operations (continued)

“Asset quality and allowance for credit losses” in the MD&A section. Further information on the valuation of derivatives and securities where quoted market prices are not available can be found under “Fair value of financial instruments” in the Notes to Consolidated Financial Statements. Further information on goodwill and intangible assets can be found in “Goodwill and intangibles” in the Notes to Consolidated Financial Statements. Additional information on pensions can be found in “Employee benefit plans” in the Notes to the Consolidated Financial Statements.

Reserve for loan losses and reserve for unfunded commitments

The allowance for credit losses and allowance for lending related commitments consist of four elements: (1) an allowance for impaired credits; (2) an allowance for higher risk rated loans and exposures; (3) an allowance for pass rated loans and exposures; and (4) an unallocated allowance based on general economic conditions and certain risk factors in our individual portfolio and markets. Further discussion of the four elements can be found under “Asset quality and allowance for credit losses” in the Management’s Discussion and Analysis section.

The allowance for credit losses represents management’s estimate of probable losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. Probability of default ratings are assigned after analyzing the credit quality of each borrower/ counterparty and our internal ratings are generally consistent with external ratings agencies default databases. Loss given default ratings are driven by the collateral, structure, and seniority of each individual asset and are consistent with external loss given default/recovery databases. The portion of the allowance related to impaired credits is based on the present value of expected future cash flows; however, as a practical expedient, it may be based on the credit’s observable market price. Additionally, it may be based on the fair value of collateral if the credit is collateral dependent. Changes in the estimates of probability of default, risk ratings, loss given default/recovery rates, and cash flows could have a direct impact on the allocated allowance for loan losses.

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

A key variable in determining the allowance is management’s judgment in determining the size of the unallocated allowance. At Dec. 31, 2008, the unallocated allowance was $62 million, or 12% of the total allowance. At Dec. 31, 2008, if the unallocated allowance, as a percent of total allowance, was 5% higher or lower, the allowance would have increased approximately $32 million or decreased approximately $26 million.

The credit rating assigned to each credit is another significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $122 million, while if each credit were rated one grade worse, the allowance would have increased by $367 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $20 million, while if the loss given default were one rating better, the allowance would have decreased by $59 million. For impaired credits, if the fair value of the loans were 10% higher or lower, the allowance would have decreased or increased by $5 million, respectively.

Fair value of financial instruments

On Jan. 1, 2008, we adopted SFAS 157 and SFAS 159. For further information, see Note 2 to the Notes to Consolidated Financial Statements.

SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The new standard provides a consistent definition of fair value, which focuses on exit price, and prioritizes within a measurement of fair value the use of market-based inputs over entity-specific inputs. The standard also establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. SFAS 157 nullifies the guidance in EITF 02-3, which required deferral of profit at inception of a derivative transaction in the absence of observable data supporting the valuation technique. The standard also eliminates large position discounts for financial instruments quoted in active markets and requires consideration of our own credit quality when valuing liabilities.

42     The Bank of New York Mellon Corporation

Results of Operations (continued)

Fair value – Securities

Level 1

Recent quoted prices from exchange transactions are used for debt and equity securities that are actively traded on exchanges and for U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over the counter markets. We include these securities in Level 1 of the SFAS 157 hierarchy.

Level 2

For securities where quotes from recent transactions are not available, we determine fair value primarily based on pricing sources with reasonable levels of price transparency that employ financial models or obtain comparisons to similar instruments to arrive at “consensus” prices. Model-based pricing performed by the pricing sources uses observable inputs for interest rates, paydowns, default rates, home price appreciation or depreciation (severity), foreign exchange rates, option volatilities and other factors. Securities included in this category that are affected by the lack of market liquidity include our Alt-A residential mortgage-backed securities, prime residential mortgage-backed securities, subprime residential mortgage-backed securities, European floating rate notes and commercial mortgage-backed securities. In addition, we have significant investments in more actively traded agency mortgage-backed securities and the pricing sources derive the prices for these securities largely from quotes they obtain from three major inter-dealer brokers.

The pricing sources receive their daily observed trade price and other information feeds from the interdealer brokers.

For securities with bond insurance, the pricing sources analyze the financial strength of the insurance provider and include that information in the fair value assessment determination for such securities.

The pricing sources provide an evaluation that represents their good faith opinion, based on information available, as to what a buyer in the marketplace would pay for a security (typically in an institutional round lot position) in a current sale. Given that, on average, less than 1% of the outstanding U.S. dollar debt trades on any given day, the pricing sources generally draw parallels from current market activity to generate evaluations for the majority of issues that have not traded. They discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price. The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2008.

The prices provided by pricing sources are subject to review and challenges by industry participants, including ourselves.

Level 3

Where we have used our own cash flow models and estimates to value the securities, we classify them in Level 3 of the SFAS 157 hierarchy. Our Level 3 securities represent 1% of our securities recorded at fair value and include certain asset-backed CDOs and other retained interests in securitization transactions.

For details of our securities by SFAS 157 hierarchy level, see Note 24 to the Notes to Consolidated Financial Statements.

More than 99% of our securities are valued by pricing sources with reasonable levels of price transparency. Approximately 1% of our securities are priced based on non-binding dealer quotes and are included in Level 3 of the fair value hierarchy.

Fair value – Derivative financial instruments

Level 1

We include derivative financial instruments that are actively traded on exchanges, principally foreign exchange futures and forward contracts, in Level 1 of the SFAS 157 hierarchy.

Level 2

The majority of our derivative financial instruments are priced using the Company’s internal models which use observable inputs for interest rates, pay-downs (both actual and expected), foreign exchange rates, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity, concentration concerns, and results of stress tests. Substantially all of our model-priced derivative financial instruments are included in Level 2 of the SFAS 157 hierarchy.

The Bank of New York Mellon Corporation     43

Results of Operations (continued)

Level 3

Certain interest rate swaps with counterparties that are highly structured entities require significant judgment and analysis to adjust the value determined by standard pricing models. These interest rate swaps are included in Level 3 of the fair value hierarchy and compose less than 1% of our derivative financial instruments.

In order to test the appropriateness of the valuations, we subject the models to review and approval by an independent internal risk management function, benchmark the models against similar instruments and validate model estimates to actual cash transactions. In addition, we perform detailed reviews and analyses of profit and loss. Valuation adjustments are determined and controlled by a function independent of the area initiating the risk position. As markets and products develop and the pricing for certain products becomes more transparent, we refine our valuation methods. Any changes to the valuation models are reviewed by management to ensure the changes are justified.

To confirm that our valuation policies are consistent with exit price as prescribed by SFAS 157, we reviewed our securities and derivative valuations using recent transactions in the marketplace, pricing services and the results of similar types of transactions. As a result of maximizing observable inputs as required by SFAS 157, in 2008 we began to reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties. The cumulative effect of making this derivative valuation adjustment was required by SFAS 157 to be recorded in our earnings beginning in the first quarter of 2008 and decreased foreign exchange and other trading revenue $46 million in 2008.

For details of our derivative financial instruments by SFAS 157 hierarchy level, see Note 24 to the Notes to Consolidated Financial Statements.

Fair value option

SFAS 159 provides the option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments,

and written loan commitments. Under SFAS 159, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in fair value recognized in income. Effective Jan. 1, 2008, we elected the fair value option for $390 million of existing loans and unfunded loan commitments where the related credit risks are partially managed utilizing other financial instruments which are fair valued in earnings and, as a result, we recorded a cumulative effect decrease to retained earnings of $36 million. Subsequently, $280 million was repaid in full; accordingly, as of Dec. 31, 2008, only $110 million of unfunded loan commitments were recorded at fair value. These unfunded loan commitments are valued using quotes from dealers in the loan markets, and we include these in Level 3 of the SFAS 157 hierarchy. See Note 25 to the Notes to Consolidated Financial Statements for additional disclosure regarding SFAS 159. Also in 2008, we elected fair value accounting for other short-term investments – U.S. government-backed commercial paper ($5.6 billion) and borrowings from Federal Reserve related to asset-backed commercial paper ($5.6 billion). These instruments are valued using pricing sources with reasonable levels of price transparency, and are included in Level 2 of the SFAS 157 hierarchy.

Fair value – Judgments

In times of illiquid markets and financial stress, actual prices and valuations may significantly diverge from results predicted by models. In addition, other factors can affect our estimate of fair value, including market dislocations, incorrect model assumptions, and unexpected correlations.

These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate. See “Basis of Presentation” in Note 1 to the Notes to Consolidated Financial Statements.

Other-than-temporary impairment

We routinely conduct periodic reviews to identify and evaluate each investment security that has an unrealized loss to determine whether OTTI has occurred. Almost all mortgage-backed securities included in our investment securities portfolio are valued using pricing sources with reasonable levels of price transparency. Economic models, in conjunction with pricing sources, are used to determine whether an OTTI has occurred on these securities. Specifically,

44     The Bank of New York Mellon Corporation

Results of Operations (continued)

for each non-agency residential mortgage-backed security in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. The scope of this review includes all factors relevant to a possible finding that losses from the underlying residential mortgages might directly impact the investment security, including, among other elements: a thorough evaluation of the credit quality and performance of the security’s mortgage collateral; the total credit enhancement, including the current level of subordination protecting the security; a vintage- and sector-specific estimation of the losses expected from the underlying collateral; the timing and velocity of these expected losses and their effect on the projected future cash flows of the security; as well as macro-economic considerations such as, most pertinently, the current and expected decline in home prices on both a national and regional basis. An important driver in the value of mortgage-backed securities in the market is peak-to-trough home values. The peak-to-trough estimates are determined by using several independent sources, including: forecasts of future home price appreciation rates, housing sales data, housing inventory levels, and other significant housing market trends, as well as the forward curve for interest rates. During 2008, housing market indicators and the broader economy deteriorated significantly. Therefore, in the fourth quarter of 2008, we adjusted our modeling assumptions to reflect this further deterioration. Accordingly, we changed the modeling assumptions on all Residential Mortgage-Backed Securities (RMBS) with the primary changes being on the default rates. In addition, to properly reflect the declining value of homes in the current foreclosure environment, the Company adjusted its RMBS loss severity assumptions to decrease the amount it expects to receive to cover the value of the original loan. If principal and interest are not expected to be paid, we record the difference between the carrying value and the fair value as a charge to earnings. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

The HELOC portfolio holdings are regularly evaluated for potential OTTI. The HELOC securities are guaranteed, with credit enhancement provided by a combination of excess spread, over-collaterali-zation, subordination, and a note insurance policy provided by a monoline insurer. For the HELOC holdings, the rating is highly dependent upon the rating of the monoline insurance provider. At Dec. 31, 2008, HELOCs with a face value of approximately $707 million and a fair market value of approximately $334 million are guaranteed by various monoline insurers.

If a monoline insurer experiences a credit rating downgrade and it is determined that the monoline insurer may not be able to meets its obligations, the HELOC holdings guaranteed by that insurer are further evaluated based on the deal collateral and structure without the insurer guarantee. Potential losses are compared to the available total coverage provided by excess spread, over-collateralization and subordination for each bond to determine OTTI.

In addition, we assess OTTI for an appropriate subset of our investment securities subject to EITF 99-20 and as amended by FASB Staff Position EITF 99-20-1 “Amendments to the Impairment Guidance of EITF Issue No. 99-20” by testing for an adverse change in cash flows. Any unrealized loss on a security identified as other than temporarily impaired under EITF 99-20 analysis is charged to earnings.

Goodwill and other intangibles

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles, and other intangibles, at fair value as required by SFAS Nos. 141 and 142 (“SFAS 141 and SFAS 142”), “Business Combinations.” Goodwill ($15.9 billion at Dec. 31, 2008) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2008) are not amortized but are subject to annual tests for impairment or more often if events or circumstances indicate they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

The initial recording of goodwill, indefinite-lived intangibles, and other intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets and liabilities. The goodwill impairment test is performed in two phases. The first step compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its estimated fair value, an additional procedure would be performed.

The Bank of New York Mellon Corporation     45

Results of Operations (continued)

That additional procedure would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

The carrying value of goodwill in each of the Company’s business segments, which are our reporting units under SFAS 142, was tested for possible impairment in 2008 in accordance with SFAS 142, using market multiples of comparable companies. In addition, material events and circumstances that might be indicators of possible impairment were assessed during interim periods. These included the changing business climate, regulatory and legal factors, the recoverability of long-lived assets, changes in our competitors, and the earnings outlook for the Company’s segments. No goodwill impairment was indicated. Further, the Company’s market capitalization exceeded its net book value at the end of each quarter of 2008. Our goodwill and intangible assets could be subject to impairment in future periods if economic conditions that impact our segments continue to worsen. Any impairment would be a non-cash charge. Our tangible common equity and regulatory capital would not be impacted by such impairments.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair value to their carrying value. Other intangible assets ($3.2 billion at Dec. 31, 2008) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections.

Fair value may be determined using: market prices, comparison to similar assets, market multiples, discounted cash flow analysis and other determinants. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions. Other key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles which require amortization. See Note 5 of the Notes to

Consolidated Financial Statements for additional information regarding intangible assets. At Dec. 31, 2008, we had $21.8 billion of goodwill, indefinite-lived intangibles, and other intangible assets.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 24,700 U.S. employees and approximately 3,400 non-U.S. employees.

The Bank of New York Mellon Corporation has three qualified and several non-qualified defined benefit pension plans in the U.S. and seven overseas. As of Dec. 31, 2008, the U.S. plans accounted for 87% of the projected benefit obligation. The pension credit for The Bank of New York Mellon Corporation plans was $20 million in 2008, compared with $4 million in 2007 (which includes six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. only) and $38 million of expense in 2006 (for legacy The Bank of New York Company, Inc. only).

In addition to its pension plans, The Bank of New York Mellon Corporation has an Employee Stock Ownership Plan (“ESOP”). Benefits payable under the legacy The Bank of New York Company, Inc. U.S. qualified pension plan are offset by the equivalent value of benefits earned under the ESOP.

A net pension credit of approximately $9 million is expected to be recorded by the Company in 2009, assuming currency exchange rates at Dec. 31, 2008.

Effective Jan. 1, 2009, the U.S. pension plans were amended to change the benefit formula for participants under age 50 as of Dec. 31, 2008 and for new participants to a cash balance formula for service earned on and after Jan. 1, 2009. This change was made to unify the future benefits earned by the employees of the legacy organizations. The change is expected to have an insignificant impact on future pension expense. Plan participants who were age 50 or older as of Dec. 31, 2008 will continue to earn benefits under the formula of the legacy plan in which they participated as of that date.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets, and the price used to value stock in the ESOP.

46     The Bank of New York Mellon Corporation

Results of Operations (continued)

Since 2006, these key elements have varied as follows:

(dollars in millions, except per share amounts)	2009	2008	2007 (a)		2006 (a)
Domestic plans:
Long-term rate of return on plan assets	8.00%	8.00%	8.00%		7.88%
Discount rate	6.38	6.38	6.00		5.88
Market-related value of plan assets (b)	$3,651	$3,706	$1,352		$1,324
ESOP stock price (b)	33.12	47.15	34.85		30.46
Net U.S. pension credit/(expense)	N/A	$39	$16	(d)	$(26)
All other net pension credit/(expense)	N/A	(19)	(12	) (e)	(12)
Total net pension credit/(expense) (c)	N/A	$20	$4		$(38)

(a)	Legacy The Bank of New York Company, Inc. only.
(b)	Market-related value of plan assets are for the beginning of the plan year. See “Summary of Significant Accounting and Reporting Policies” in Note 1 of Notes to Consolidated Financial Statements.
(c)	Pension benefits expense includes discontinued operations expense of $6 million in 2006.
(d)	Includes a $21 million credit for legacy Mellon Financial plans based on a discount rate of 6.25% as of July 1, 2007, and a long-term rate of return on plan assets of 8.25%.
(e)	Includes $4 million of expense for legacy Mellon Financial’s foreign plans.

The discount rate for U.S. pension plans was determined after reviewing a number of high quality long-term bond indices whose yields were adjusted to match the duration of the Company’s pension liability. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 6.38% as of Dec. 31, 2008.

The discount rates for foreign pension plans are based on high quality corporate bonds rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Our expected long-term rate of return on plan assets is based on anticipated returns for each applicable asset class. Anticipated returns are weighted for the expected allocation for each asset class. Anticipated returns are based on forecasts for prospective returns in the equity and fixed income markets, which should track the long-term historical returns for these markets.

We also consider the growth outlook for U.S. and global economies, as well as current and prospective interest rates.

The market-related value of plan assets also influences the level of pension expense. Differences between expected and actual returns are recognized over five years to compute an actuarially derived market-related value of plan assets. For the legacy Mellon Financial plans, the market-related value of assets was set equal to the assets’ market value as of July 1, 2007. The averaging of actuarial gains and losses for the legacy Mellon Financial plan assets will be phased in over a five-year period beginning July 1, 2007.

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. The Company currently has unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key elements on pension costs are shown in the table below.

Pension expense (dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100	) bp	(50	) bp	50	bp	100	bp
Change in pension expense	$43.2		$21.6		$(21.5)		$(43.2)
Discount rate	(50	) bp	(25	) bp	25	bp	50	bp
Change in pension expense	$18.3		$7.6		$(7.1)		$(15.0)
Market-related value of plan assets	(20.0)%		(10.0)%		10.0%		20.0%
Change in pension expense	$145.0		$68.1		$(49.5)		$(97.9)

ESOP stock price	$(10)		$(5)		$5		$10
Change in pension expense	$11.2		$5.5		$(4.7)		$(9.2)

Consolidated balance sheet review

In the second half of 2008, the size of our balance sheet increased significantly, reflecting a large increase in client deposits as clients reacted to the volatile markets by seeking a safe haven for their deposits. Asset levels peaked at $267.5 billion on Sept. 30, 2008. At Dec. 31, 2008, total assets were $237.5 billion, compared with $197.7 billion at Dec. 31, 2007. Deposits totaled $159.7 billion at Dec. 31, 2008 compared with $118.1 billion at Dec. 31, 2007. Total assets averaged $210.0 billion in 2008 compared with $148.6 billion in 2007. Total deposits

The Bank of New York Mellon Corporation     47

Results of Operations (continued)

averaged $127.0 billion in 2008 compared with $88.0 billion in 2007.

The higher level of client deposits received during the second half of 2008 were placed in liquid funds with either the Federal Reserve and other central banks or in short-term deposits with large global banks. As a result, our percentage of liquid assets to total assets increased to 44% at Dec. 31, 2008 from 25% at Dec. 31, 2007. At Dec. 31, 2008, we had approximately $47 billion of liquid funds with large global banks and cash of $58 billion (including approximately $53 billion on deposit with the Federal Reserve and other central banks) for a total of approximately $105 billion of available funds. This compares with available funds of $50 billion at Dec. 31, 2007.

Included in total assets at Dec. 31, 2008 was $5.6 billion of U.S. government-backed commercial paper funded by borrowings from the Federal Reserve Bank under its ABCP MMMF Program. The ABCP Program was implemented in the third quarter of 2008 by the Federal Reserve Bank to help restore liquidity to the ABCP markets and thereby help money market funds meet demand for redemptions.

Included in interest-bearing deposits with banks at Dec. 31, 2008 was approximately $3 billion of certificates of deposits (“CDs”) purchased from money market mutual funds managed by Dreyfus. During the second half of 2008, the Company purchased approximately $21 billion of CDs from the money market mutual funds. Approximately $18 billion of these CDs were repaid in the fourth quarter of 2008. When the securities mature in 2009, no gain or loss is expected to be recorded.

Investment securities were $39.4 billion or 17% of total assets at Dec. 31, 2008, compared with $48.7 billion or 25% of total assets at Dec. 31, 2007. The decrease in investment securities primarily relates to higher unrealized securities losses as well as paydowns in the mortgage-backed securities portfolio.

Loans were $43.4 billion or 18% of total assets at Dec. 31, 2008, compared with $50.9 billion or 26% of total assets at Dec. 31, 2007. The decrease in loan levels was primarily due to the implementation of our institutional credit strategy to reduce targeted exposure (discussed further on page 53) and the sale of M1BB in 2008.

Trading assets were $11.1 billion at Dec. 31, 2008 compared with $6.4 billion at Dec. 31, 2007. Trading liabilities were $8.1 billion at Dec. 31, 2008 compared with $4.6 billion at Dec. 31, 2007. The increase in both trading assets and trading liabilities resulted from extreme volatility in the currency markets.

Total shareholders’ equity was $28.1 billion at Dec. 31, 2008 compared with $29.4 billion at Dec. 31, 2007. The decrease reflects higher unrealized mark-to-market losses in the investment securities portfolio, partially offset by the issuance of the Series B preferred stock and earnings retention.

Investment securities

The following table shows the distribution of our securities portfolio:

Investment securities (at fair value) (in millions)	Dec. 31, 2008	Dec. 31, 2007
Fixed income securities:
Mortgage and asset-backed securities	$32,081	$44,933
Corporate debt	1,678	560
Short-term money market instruments	106	450
U.S. government obligations	781	438
U.S. government agencies	1,299	778
State and political subdivisions	1,076	721
Other foreign debt	10	298
Subtotal fixed income securities	37,031	48,178
Equity securities:
Money market or fixed income funds	1,325	407
Other	41	104
Subtotal equity securities	1,366	511
Total investment securities – fair value	$38,397	$48,689
Total investment securities – carrying value	$39,435	$48,698

At Dec. 31, 2008, the carrying value of our investment securities portfolio was $39.4 billion compared with $48.7 billion at Dec. 31, 2007. Average investment securities were $44.4 billion in the 2008 compared with $35.4 billion in 2007.

In 2008, we reassessed the classification of certain asset-backed and mortgage-backed securities and reclassified $6.1 billion at fair value of our available-for-sale securities to held-to-maturity. The related unrealized pretax loss on these securities was $564 million at Dec. 31, 2008. The accumulated other comprehensive income (“OCI”) remained in OCI and is being amortized as a yield adjustment through earnings over the remaining terms of the securities.

We consider the held-to-maturity classification to be more appropriate because we have the ability and the intent to hold the securities to maturity.

48     The Bank of New York Mellon Corporation

Results of Operations (continued)

The following table provides the detail of our securities portfolio.

Securities portfolio Dec. 31, 2008 (dollar amounts in millions)	Amortized Cost	Fair Value	Fair Value as % of Amortized Cost (a)	Portfolio Aggregate Unrealized Gain/(Loss)	Year-to-date Change in Unrealized Gain/(Loss)	Life-to- date Impairment Charge (b)	Ratings (d)
							AAA	AA	A	Other
Watch list:
Alt-A RMBS	$7,499	$4,735	53%	$(2,764)	$(2,630)	$1,397	53%	12%	12%	23%
Prime/Other RMBS	6,785	5,004	74	(1,781)	(1,741)	15	75	11	7	7
Subprime RMBS	1,578	987	60	(591)	(456)	68	22	55	16	7
Commercial MBS	2,846	2,137	75	(709)	(713)	22	98	1	-	1
ABS CDOs	35	19	5	(16)	71	141	30	1	-	69
Credit cards	747	524	67	(223)	(223)	35	-	6	94	-
Trust preferred securities	100	41	32	(59)	(59)	28	-	68	-	32
Home equity lines of credit	558	334	46	(224)	(224)	173	-	23	1	76
SIV securities	126	109	49	(17)	12	95	40	11	13	36
Other	396	261	59	(135)	(126)	46	8	7	5	80

Total watch list (c)	20,670	14,151	62	(6,519)	(6,089)	2,020	62	13	11	14
Agencies	11,561	11,621	101	60	26	-	100	-	-	-
European floating rate notes	7,582	6,411	85	(1,171)	(988)	-	98	2	-	-
Other	6,198	6,214	100	16	47	-	72	7	6	15
Total	$46,011	$38,397	80%	$(7,614)	$(7,004)	$2,020	81%	6%	5%	8%
(a)	Amortized cost before impairments.
(b)	Life-to-date impairment charges include $301 million associated with the consolidation of TRFC in December 2007 and $45 million associated with the consolidation of Old Slip in December 2008.
(c)	The “Watch list” includes those securities we view as having a higher risk of additional impairment charges.
(d)	Subsequent to Dec. 31, 2008, the rating agencies downgraded the ratings on approximately 7.7% of the securities portfolio.

The unrealized net of tax loss on our total securities available for sale portfolio was $4.1 billion at Dec. 31, 2008. The unrealized net of tax loss includes $56 million related to securities available for sale for which the valuation fell within Level 3 of the SFAS 157 hierarchy. See Note 24 in the Notes to Consolidated Financial Statements for an explanation of SFAS 157 fair value hierarchy. The unrealized net of tax loss at Dec. 31, 2007 was $342 million. The unrealized net of tax loss increased in 2008 compared with 2007 due to wider credit spreads reflecting market illiquidity. At Dec. 31, 2008, the securities in our portfolio continued to remain highly rated, with 87% rated AAA/AA. We continue to have the ability and intent to hold our investment securities until any temporary impairment is recovered, or until maturity.

We routinely test our investment securities for OTTI. (See “Critical estimates” for additional disclosure regarding OTTI.) In 2008, the housing market indicators and the broader economy deteriorated significantly. As a result, during 2008, we adjusted our modeling assumptions to reflect this deterioration. Accordingly, we changed the modeling assumptions on all Residential Mortgage-Backed Securities (“RMBS”) with the primary changes being on the default rates. In addition, to properly reflect the declining value of homes in the current foreclosure environment, the Company adjusted its RMBS loss severity assumptions to decrease the amount it expects to receive to cover the value of the original loan. As a result of these adjustments to our assumptions, a larger number of securities (primarily Alt-A) generated an expected loss and consequently, we recorded an impairment charge and wrote down to current market value certain securities, resulting in a pre-tax securities loss of $1.6 billion.

The life-to-date expected incurred loss included in securities write-downs recorded through Dec. 31, 2008 is estimated to be approximately $535 million. The difference between the expected incurred loss and the total impairment charges is largely driven by the market illiquidity relating to mortgage-backed securities. The underlying market discount rate rose throughout 2008, particularly during the fourth quarter, and accounted for the gap between the expected incurred loss and the impairment charges. The expected incurred loss is determined based on a projected principal write-down of a mortgage-backed security that occurs when the losses on the underlying mortgage pool are expected to be large enough to cause a reduction in the total mortgage contractual amount of principal that the Company is entitled to receive pursuant to terms of the security. Securities with an unrealized loss that is determined to be other-than-temporary are written down to fair value, with the write-down recorded as a recognized loss in

The Bank of New York Mellon Corporation     49

Results of Operations (continued)

securities gains (losses). A portion of the difference between the expected incurred loss and fair market value loss is accreted into interest revenue over management’s best estimate of the remaining life of the security.

The following table provides pre-tax securities losses by type, as well as the expected incurred loss by security.

Securities portfolio losses	Life-to-date
(in millions)	Expected incurred loss	Impairment charges (a)
Alt-A RMBS	$182	$1,397
Prime/Other RMBS	-	15
Subprime RMBS	-	68
Commercial MBS	-	22
ABS CDOs	126	141
Credit cards	-	35
Trust preferred securities	4	28
Home equity lines of credit	82	173
SIV securities	95	95
Other	46	46
Total	$535	$2,020
(a)	Includes $45 million associated with the consolidation of Old Slip in 2008 and $301 million associated with the consolidation of TRFC in 2007. Excludes $184 million of impairment charges related to securities transferred to the trading portfolio in 2008. These securities had a fair value of $5 million at Dec. 31, 2008.

If the expected performance of the underlying collateral of any or all of these securities deteriorates, additional impairments may be recorded against such securities in future periods, as necessary.

At the time of purchase, 100% of our Alt-A portfolio was rated AAA. At Dec. 31, 2008, this portfolio had migrated to 53% AAA-rated, 12% AA-rated, 12% A-rated and 23% other. At the time of purchase, the portfolio’s weighted-average FICO score was 715 and its weighted-average LTV was 74%.

Approximately 50% of the total portfolio is supported by better performing fixed-rate collateral and the portfolio’s weighted-average current credit enhancement is approximately 13%. The unrealized loss on the Alt-A portfolio at Dec. 31, 2008 was $2.8 billion. At Dec. 31, 2008 approximately 2.3% of the Alt-A portfolio consisted of pay-option adjustable rate mortgage collateral (“option ARMS”). Securities for which option ARMs were all or a portion of the underlying collateral were rated AAA (77%) and AA (23%).

The table below shows the vintages of our Alt-A, prime mortgage, subprime mortgage and commercial mortgage-backed securities portfolios at Dec. 31, 2008.

Vintages at Dec. 31, 2008 (in millions)	Amortized cost	Fair value	Life-to-date impairment charges	Fair value as a % of amortized cost (a)
Alt-A vintage
2007	$1,954	$1,208	$618	47%
2006	2,434	1,418	536	48
2005	2,314	1,539	243	60
2004 and earlier	797	570	-	72
Total	$7,499	$4,735	$1,397	53%
Prime mortgage
2007	$2,137	$1,488	$3	70%
2006	1,374	934	-	68
2005	1,888	1,423	-	75
2004 and earlier	1,386	1,159	12	83
Total	$6,785	$5,004	$15	74%
Subprime mortgage
2007	$127	$83	$29	53%
2006	170	109	26	56
2005	233	111	1	47
2004 and earlier	1,048	684	12	65
Total	$1,578	$987	$68	60%
Commercial mortgage-backed
2007	$893	$609	$12	67%
2006	697	487	10	69
2005	581	411	-	71
2004 and earlier	675	630	-	93
Total	$2,846	$2,137	$22	75%
(a)	Fair value as a percentage of amortized cost before impairment.

At Dec. 31, 2008, the fair value of our subprime mortgage securities portfolio was $987 million with 77% of the portfolio rated AA or higher. The weighted-average current credit enhancement on this portfolio was approximately 34% at Dec. 31, 2008.

At Dec. 31, 2008, the fair value of our total ABS CDOs was $24 million. The fair value of this portfolio, net of OTTI, was 5% of par at Dec. 31, 2008. At Dec. 31, 2008, $5 million of ABS CDOs are included in trading assets and $19 million are included in securities available-for-sale. The CDO securities are included in Level 3 in the fair value hierarchy as described in Note 24 to the Notes to Consolidated Financial Statements.

The HELOC securities are tested for impairment based on the quality of the underlying security and the condition of the monoline insurer providing credit support. Securities were deemed impaired if we expected they would not be repaid in full without the

50     The Bank of New York Mellon Corporation

Results of Operations (continued)

support of the insurer and the insurer was rated below investment grade. The HELOC securities write-downs in 2008 ($104 million) resulted from both deterioration of specific securities combined with weakening credit support due to below investment grade ratings of certain bond insurers.

At Dec. 31, 2008, our portfolio included $126 million, at amortized cost, of SIV securities. These securities were carried at 49% of par. On Jan. 8, 2008, we were notified of an enforcement action against one of the SIV securities held in our portfolio. This enforcement action will likely result in the liquidation of that SIV. We expect to receive an in-kind vertical slice of the underlying assets held by the SIV upon liquidation. The underlying assets held by the SIV were rated 50% AAA, 14% AA, 18% A and 18% other at Dec. 31, 2008.

At Dec. 31, 2008, the fair value of the SIV securities was determined by reviewing the assets underlying the securities. The underlying assets were priced primarily using broker quotes and vendor prices. The SIV securities are included in Level 3 in the fair value hierarchy as described in Note 24 to the Notes to Consolidated Financial Statements.

The following tables show the geographic location and ratings of the fair value of the European floating rate notes.

Fair value (dollars in millions)	United Kingdom	Netherlands	Other	Total
RMBS	$2,298	$1,472	$1,540	$5,310
Other	449	85	567	1,101
Total	$2,747	$1,557	$2,107	$6,411
	AAA	AA	A	Other
RMBS	98%	2%	-%	-%
Other	96	3	1	-
Total	98%	2%	-%	-%

For $78 million of SIV securities in the available-for-sale portfolio, we are recording interest on a cash basis.

No material gains or losses were recorded on securities sold from the available-for-sale portfolio in 2008.

Included in our securities portfolio are the following securities that have a credit enhancement through a guarantee by a monoline insurer:

Investment securities guaranteed by monoline insurers (in millions)	Dec. 31, 2008		Dec. 31, 2007
Municipal securities	$591		$660
Mortgage-backed securities	171		250
Home equity lines of credit securities	334		779
Other asset-backed securities	7		10
Total fair value	$1,103	(a)	$1,699
Amortized cost less write-downs	$1,384		$1,616
Mark-to-market unrealized gain/(loss) (pre-tax)	$(281)		$83
(a)	The par value guaranteed by the monoline insurers was $1.5 billion.

At Dec. 31, 2008, these securities were rated 22% AAA, 28% AA, 25% A, and 25% other. In all cases, when purchasing the securities, we reviewed the credit quality of the underlying securities, as well as the insurer.

The Bank of New York Mellon Corporation     51

Results of Operations (continued)

The following table shows the maturity distribution by carrying amount and yield (not on a tax equivalent basis) of our securities portfolio at Dec. 31, 2008.

Securities portfolio	U.S. government		U.S. government agency		States and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount		Yield (a)	Total
Securities held-to-maturity:
One year or less	$-	-%	$-	-%	$-	-%	$4	2.09%	$-		-%	$4
Over 1 through 5 years	-	-	-	-	3	6.46	-	-	-		-	3
Over 5 through 10 years	-	-	-	-	13	6.68	-	-	-		-	13
Over 10 years	-	-	-	-	177	6.69	-	-	-		-	177
Mortgage-backed securities	-	-	-	-	-	-	-	-	7,171		4.81	7,171
Equity securities	-	-	-	-	-	-	-	-	3		4.13	3
Total	$-	-%	$-	-%	$193	6.69%	$4	2.09%	7,174		4.81%	$7,371
Securities available-for-sale:
One year or less	$213	2.08%	$-	-%	$23	8.77%	$232	4.41%	-		-%	$468
Over 1 through 5 years	477	2.66	1,299	2.92	31	9.63	1,027	4.07	-		-	2,834
Over 5 through 10 years	91	3.81	-	-	257	4.98	180	5.10	-		-	528
Over 10 years	-	-	-	-	572	10.15	351	2.00	-		-	923
Mortgage-backed securities	-	-	-	-	-	-	-	-	24,375		3.76	24,375
Asset-backed securities	-	-	-	-	-	-	-	-	1,573	(b)	4.14	1,573
Equity securities	-	-	-	-	-	-	-	-	1,363		1.20	1,363
Total	$781	2.62%	$1,299	2.92%	$883	9.85%	$1,790	3.65%	27,311		3.68	$32,064
(a)	Yields are based upon the amortized cost of securities.
(b)	Includes $78 million, for which we are recording interest on a cash basis.

We also have equity investments categorized as other assets (bracketed amounts indicate carrying values). Included in other assets are joint ventures and other equity investments ($1.3 billion), strategic investments related to asset management ($272 million), Federal Reserve Bank stock ($342 million), private equity investments ($209 million), and tax advantaged low-income housing investments ($300 million).

Our equity investment in Wing Hang had a fair value of $345 million (book value of $279 million) at Dec. 31, 2008. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. We received dividends from Wing Hang of $26 million, $17 million, and $18 million in 2008, 2007 and 2006, respectively.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $209 million at Dec. 31, 2008, down $60 million from $269 million at Dec. 31, 2007. At Dec. 31, 2008, private equity investments consisted of investments in private equity funds of $187 million, direct equity of $11 million, and leveraged bond funds of $11 million. Fair values for private equity funds are generally based upon information provided by fund sponsors and our knowledge of the underlying portfolio while mezzanine financing and direct equity investments are based upon Company models. In 2008, we had an average invested balance of $239 million in private equity. Investment income and interest income were less than $1 million in 2008.

At Dec. 31, 2008, we had $41 million of unfunded investment commitments to private equity funds and partnerships. The timing of future cash requirements to fund such commitments is generally dependent on the investment cycle. This cycle, the period over which privately-held companies are funded by private equity investors and ultimately sold, merged, or taken public through an initial public offering, can vary based on overall market conditions as well as the nature and type of industry in which the companies operate. If unused, the commitments expire between 2010 and 2013.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

52     The Bank of New York Mellon Corporation

Results of Operations (continued)

Loans

Total loans	Dec. 31,
(in billions)	2008	2007 (a)
Period-end:
Non-margin	$39.4	$45.7
Margin	4.0	5.2
Total	$43.4	$50.9
Yearly average: (a)
Non-margin	$42.7	$36.1
Margin	5.4	5.4
Total	$48.1	$41.5
(a)	The yearly average for 2007 includes six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

Total loans were $43.4 billion at Dec. 31, 2008, compared with $50.9 billion at Dec. 31, 2007. The decrease in total loans primarily reflects a decrease in loans to broker-dealers, overdrafts, margin loans and lease financings, partially offset by an increase in wealth management loans and mortgages.

Average total loans were $48.1 billion in 2008 compared with $41.5 billion in 2007. The increase in average loans primarily resulted from increased overdrafts and broker-dealer loans, including the impact of the liquidity crisis in the second half of

2008, as well as the merger with Mellon Financial. At Dec. 31, 2008, we had no exposure to SIVs in our loan portfolio.

We have implemented the following institutional credit strategies:

•	We increased our targeted exposure reduction to $14 billion from the original target of $4.5 billion and the third quarter 2008 revised target of $10 billion.
–	As of Dec. 31, 2008, we have achieved approximately $10 billion of the increased targeted exposure reduction.
•	Focus on investment grade names to support cross selling.
•	Avoid single name/industry concentrations, using credit default swaps as appropriate.
•	Exit high risk portfolios.

The anticipated impact of this strategy will include lower expected credit losses and a decrease in the volatility of the provision for credit losses through the credit cycle, together with a modest reduction in net interest revenue and associated capital markets fees.

The following table provides details on our credit exposures and outstandings at Dec. 31, 2008 compared with Dec. 31, 2007.

Total exposure – consolidated	Dec. 31, 2008			Dec. 31, 2007
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$11.0	$23.2	$34.2	$14.1	$32.2	$46.3
Commercial	6.3	24.9	31.2	6.0	27.8	33.8
Subtotal institutional	17.3	48.1	65.4	20.1	60.0	80.1
Wealth management loans and mortgages	5.3	2.3	7.6	4.5	1.9	6.4
Commercial real estate	3.1	1.7	4.8	3.0	1.7	4.7
Lease financing	4.0	0.1	4.1	4.9	0.1	5.0
Other residential mortgages	2.5	0.1	2.6	3.1	-	3.1
Overdrafts	7.0	-	7.0	9.7	-	9.7
Other	0.2	0.3	0.5	0.4	0.3	0.7
Subtotal non-margin loans	39.4	52.6	92.0	45.7	64.0	109.7
Margin loans	4.0	-	4.0	5.2	-	5.2
Total	$43.4	$52.6	$96.0	$50.9	$64.0	$114.9

At Dec. 31, 2008, total exposures were $96.0 billion, a reduction of $18.9 billion compared with 2007, reflecting our previously mentioned institutional credit strategy to reduce risk in our portfolio. Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios make up 68% of our total lending exposure.

The Bank of New York Mellon Corporation     53

Results of Operations (continued)

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2008					Dec. 31, 2007
	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Insurance	$0.6	$6.4	$7.0	98%	26%	$0.2	$7.2	$7.4
Securities industry	4.0	2.9	6.9	94	92	6.9	5.2	12.1
Asset managers	0.8	5.5	6.3	92	86	1.2	9.9	11.1
Banks	3.5	2.4	5.9	63	87	4.2	3.2	7.4
Government	1.4	3.0	4.4	99	42	0.1	3.2	3.3
Other	0.7	3.0	3.7	89	53	1.5	3.5	5.0
Total	$11.0	$23.2	$34.2	90%	66%	$14.1	$32.2	$46.3

The financial institutions portfolio exposure was $34.2 billion at Dec. 31, 2008, compared to $46.3 billion at Dec. 31, 2007. The change from Dec. 31, 2007 reflects a decrease in nearly all exposure categories. Exposures to financial institutions are high quality with 90% meeting the investment grade equivalent criteria of our rating system. These exposures are generally short-term, with 66% expiring within one year, and are frequently secured by securities that we may hold in custody on behalf of those financial institutions. For example, securities industry and asset managers often borrow against marketable securities held in custody.

Exposure to banks is largely to investment grade counterparties in developed countries. Non-investment grade bank exposures are short term in nature supporting our global trade finance and U.S. dollar clearing businesses in developing countries globally. As a conservative measure, our internal credit rating classification for international counterparties caps the rating based upon the sovereign rating of the country where the counterparty resides regardless of the credit rating of the counterparty or the underlying collateral.

The asset manager portfolio exposures are high quality with 92% meeting our investment grade equivalent ratings criteria. These exposures are generally short-term liquidity facilities with the vast majority to regulated mutual funds. At Dec. 31, 2008, we had no lending exposure to SIVs.

At Dec. 31, 2008, insurance exposure in the table above included $122 million of direct credit exposure to five monoline financial guaranty insurers, down 49% from $240 million at Dec. 31, 2007. We also extend facilities which provide liquidity, primarily for variable rate tax exempt securities wrapped by monoline insurers. The credit approval for these facilities is based on an assessment of the underlying tax exempt issuer and is not solely dependent upon the monoline.

Commercial

The diversity of the commercial portfolio is shown in the following table.

Commercial portfolio exposure	Dec. 31, 2008					Dec. 31, 2007
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Media and telecom	$1.1	$2.3	$3.4	58%	16%	$1.4	$2.8	$4.2
Manufacturing	1.5	7.9	9.4	81	21	1.9	9.2	11.1
Energy and utilities	1.7	6.1	7.8	93	10	1.0	6.4	7.4
Services and other	2.0	8.6	10.6	76	32	1.7	9.4	11.1
Total	$6.3	$24.9	$31.2	80%	21%	$6.0	$27.8	$33.8

54     The Bank of New York Mellon Corporation

Results of Operations (continued)

The commercial portfolio exposure decreased to $31.2 billion at Dec. 31, 2008, from $33.8 billion at Dec. 31, 2007, primarily reflecting decreased exposure to the manufacturing industry (including $1.2 billion due to the sale of M1BB) and media and telecom. Our goal is to migrate towards a predominantly investment grade portfolio, with targeted exposure reductions over the next several years.

We continue to actively monitor automotive industry exposure given ongoing weakness in the domestic automotive industry. At Dec. 31, 2008, total exposures in our automotive portfolio included $224 million of secured exposure to two of the big three U.S. automotive manufacturers and a total of $169 million to 7 suppliers.

The table below summarizes the percent of the financial institutions and commercial exposures that are investment grade:

Percent of the portfolios	Dec. 31,	Dec. 31,
that are investment grade	2008	2007
Financial institutions	90%	88%
Commercial	80%	82%

Wealth management loans and mortgages

Wealth management loans and mortgages are primarily composed of loans to high-net-worth individuals secured by marketable securities, and jumbo mortgages.

Commercial real estate

Real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities include both construction facilities and medium-term loans. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flow, and supported by appraisals and a knowledge of local market conditions. Development loans are structured with moderate leverage, and in most instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $4.8 billion at Dec. 31, 2008 compared with $4.7 billion at Dec. 31, 2007. The modest increase primarily resulted from loans secured by residential and office buildings and loans to investment grade and real estate investment trusts (“REITs”). At Dec. 31, 2008, approximately 75% of our commercial real estate portfolio is secured. The secured portfolio is diverse by project type with approximately 45% secured by residential buildings, approximately 25% secured by office buildings, 9% secured by retail properties, and approximately 21% by other categories. Approximately 92% of the unsecured portfolio is allocated to REITs under revolving credit agreements.

At Dec. 31, 2008, our commercial real estate portfolio is comprised of the following concentrations: New York metro – 35%; Florida – 23%; investment grade REITs – 23% and other – 19%. Given the weakness in the South Florida real estate markets, we have experienced credit deterioration in the portfolio and expect this trend to continue during 2009.

Lease financings

We utilize the leasing portfolio as part of our tax cash flow management strategy. The leasing portfolio consisted of non-airline exposures of $3.9 billion and $241 million of airline exposures at Dec. 31, 2008. Approximately 91% of the non-airline exposure is investment grade, or investment grade equivalent.

At Dec. 31, 2008, the non-airline portion of the leasing portfolio consisted of $3.9 billion of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and European countries. Excluding airline leasing, counterparty rating equivalents at Dec. 31, 2008, were as follows:

•	28% of the counterparties are AA or better;
•	42% are A;
•	21% are BBB, and
•	9% are non-investment grade

At Dec. 31, 2008, our $241 million of exposure to the airline industry consisted of a $19 million real estate lease exposure as well as the airline-leasing portfolio which included $85 million to major U.S. carriers, $121 million to foreign airlines and $16 million to U.S. regionals.

In 2008, the airline industry continued to face challenging operating conditions. A weaker economic outlook for 2009 had a dampening effect on aircraft values in the secondary market. Because of these factors, we continue to maintain a sizable allowance for loan losses against these exposures and to closely monitor the portfolio.

The Bank of New York Mellon Corporation     55

Results of Operations (continued)

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1- 4 family residential mortgage loans. At Dec. 31, 2008, we had less than $15 million in subprime mortgages included in this portfolio. The subprime loans were issued to support our Community Reinvestment Act requirements.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans are composed largely of Community Development Corporation and non-mortgage Community Reinvestment Act loans.

Loans by product

The following table shows trends in the loans outstanding at year-end on a continuing operations basis over the last five years based on a product analysis.

Loans by product – at year end			Legacy The Bank of New York Company, Inc. only
(in millions)	2008	2007	2006	2005	2004
Domestic:
Commercial and industrial loans	$6,537	$6,553	$4,814	$3,676	$3,411
Real estate loans:
Construction and land development	812	772	284	324	284
Other, principally commercial mortgages	1,197	1,789	422	554	863
Collateralized by residential properties	5,489	4,806	3,815	2,710	1,983
Banks and other financial institutions	3,376	3,737	2,494	2,266	1,323
Loans for purchasing or carrying securities	4,099	6,208	7,114	4,935	3,028
Lease financings	2,754	3,206	3,032	3,262	3,595
Less: Unearned income on lease financings	(902)	(1,174)	(832)	(938)	(1,072)
Wealth loans	1,866	1,857	266	378	431
Margin loans	3,977	5,210	5,167	6,089	6,059
Other	4,152	3,314	1,336	946	548
Total domestic	33,357	36,278	27,912	24,202	20,453
Foreign:
Commercial and industrial loans	668	913	1,111	1,184	793
Banks and other financial institutions	4,714	8,940	5,350	4,196	3,939
Lease financings	4,088	5,811	5,802	5,816	5,871
Less: Unearned income on lease financings	(1,934)	(2,876)	(2,504)	(2,615)	(2,731)
Government and official institutions	1,437	312	9	101	42
Other	1,064	1,553	113	43	8
Total foreign	10,037	14,653	9,881	8,725	7,922
Less: Allowance for loan losses	(415)	(327)	(287)	(326)	(491)
Net loans	$42,979	$50,604	$37,506	$32,601	$27,884

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance. Excluding lease financings, these activities resulted in outstanding international loans of $7.9 billion and $11.7 billion at Dec. 31, 2008 and 2007, respectively. This decrease primarily resulted from a lower level of overdrafts related to custody and securities clearance clients.

At Dec. 31, 2008, our emerging markets exposures, which are primarily included in foreign loans in the table above, totaled approximately $5.1 billion. These exposures consisted primarily of short-term loans, and a $279 million investment in Wing Hang, which is located in Hong Kong. This compares with emerging market exposure of $5.9 billion in 2007, including an investment of $275 million in Wing Hang.

56     The Bank of New York Mellon Corporation

Results of Operations (continued)

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2008.

Maturity of loan portfolio (a) (in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Real estate, excluding loans collateralized by 1-4 family residential properties	$859	$805		$345		$2,009
Commercial and industrial loans	1,119	5,148		270		6,537
Loans for purchasing or carrying securities	3,894	205		-		4,099
Margin loans	3,977	-		-		3,977
Other, excluding loans to individuals and those collateralized by 1-4 family residential properties	5,931	1,487		110		7,528
Subtotal	15,780	7,645		725		24,150
Foreign	6,990	887		2		7,879
Total	$22,770	$8,532	(b)	$727	(b)	$32,029
(a)	Excludes loans collateralized by residential properties, lease financings and wealth loans.
(b)	Variable rate loans due after one year totaled $8.960 billion and fixed rate loans totaled $299 million.

Asset quality and allowance for credit losses

Over the past several years, we have improved our risk profile through greater focus on clients who are active users of our non-credit services, de-emphasizing broad-based loan growth. Our primary exposure to the credit risk of a customer consists of funded loans, unfunded formal contractual commitments to lend, standby letters of credit and overdrafts associated with our custody and securities clearance businesses.

The role of credit has shifted to one that complements our other services instead of as a lead product. Credit solidifies customer relationships and, through a disciplined allocation of capital, can earn acceptable rates of return as part of an overall relationship.

We have implemented an institutional credit strategy to reduce exposures that no longer meet risk/return criteria, including an assessment of overall relationship profitability. In addition, we make use of credit derivatives and other risk mitigants as economic hedges of portions of the credit risk in our portfolio. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties.

The Bank of New York Mellon Corporation     57

Results of Operations (continued)

Activity in allowance for credit losses

The following table details changes in our allowance for credit losses for the last five years:

Allowance for credit losses activity			Legacy The Bank of New York Company, Inc. only
(dollar amounts in millions)	2008	2007 (a)	2006	2005	2004
Loans outstanding, Dec. 31,	$43,394	$50,931	$37,793	$32,927	$28,375
Average loans outstanding	48,132	41,515	33,612	32,069	30,627
Allowance for credit losses:
Balance, Jan. 1,
Domestic	354	328	$363	$481	$500
Foreign	24	7	11	27	70
Unallocated	116	102	96	119	113
Total	494	437	470	627	683
Charge-offs:
Commercial	(30)	(22)	(27)	(144)	(21)
Commercial real estate	(15)	-	-	-	-
Other residential mortgage	(20)	-	-	-	-
Foreign	(17)	(19)	(2)	(10)	(28)
Leasing	-	(36)	-	-	(3)
Wealth management	(1)	-	-	-	-
Other	-	(1)	-	-	(5)
Total charge-offs	(83)	(78)	(29)	(154)	(57)
Recoveries:
Commercial	2	1	3	1	2
Foreign	4	1	7	3	3
Leasing	3	13	4	-	-
Other	1	-	2	-	-
Total recoveries	10	15	16	4	5
Net charge-offs	(73)	(63)	(13)	(150)	(52)
Provision	131	(10)	(20)	(7)	(4)
Acquisitions/dispositions and other	(23)	130	-	-	-
Balance, Dec. 31,
Domestic	461	354	328	363	481
Foreign	6	24	7	11	27
Unallocated	62	116	102	96	119
Total allowance, Dec. 31,	$529	$494	$437	$470	$627
Allowance for loan losses	$415	$327	$287	$326	$491
Allowance for lending related commitments	114	167	150	144	136
Net charge-offs to average loans outstanding	0.15%	0.15%	0.04%	0.47%	0.17%
Net charge-offs to total allowance for credit losses	13.80	12.75	2.97	31.91	8.29
Total allowance for credit losses to year-end loans outstanding	1.22	0.97	1.16	1.43	2.21
Allowance for loan losses to year-end loans outstanding	0.96	0.64	0.76	0.99	1.73
(a)	Charge-offs, recoveries and the provision for 2007 include six months of The Bank of New York Mellon Corporation and six months of the legacy The Bank of New York Company, Inc.

Net charge-offs were $73 million in 2008, $63 million in 2007, and $13 million in 2006. Net charge-offs in 2008 included $20 million of residential mortgages, $15 million related to commercial real estate exposure, $17 million related to foreign SIV exposures, $13 million to a newspaper publication and $7 million to a retail trade customer. Net charge-offs in 2007 included $23 million related to the sale of leased aircraft, $19 million related to foreign SIV exposure and $13 million related to an investment fund.

The provision for credit losses was $131 million in 2008, compared with a credit of $10 million in 2007 and a credit of $20 million in 2006. The increase in the provision in 2008 compared with 2007 primarily

58     The Bank of New York Mellon Corporation

Results of Operations (continued)

reflects a higher level of nonperforming assets, as well as higher net charge-offs in 2008.

The total allowance for credit losses was $529 million and $494 million at year-end 2008 and 2007, respectively. The increase in the allowance for credit losses reflects a higher level of nonperforming assets. The ratio of the total allowance for credit losses to year-end non-margin loans was 1.34% and 1.08% at Dec. 31, 2008 and 2007. The ratio of the allowance for loan losses to year-end non-margin loans was 1.05% and 0.72% at Dec. 31, 2008 and 2007. The growth in these ratios resulted from a decrease in non-margin loans and additional reserves held on higher risk rated loans and mortgages.

We had $4.0 billion and $5.2 billion of secured margin loans on our balance sheet at Dec. 31, 2008 and 2007. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to these loans. As a result, we believe that the ratio of total allowance for credit losses to non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

Our total allowance for credit losses at year-end 2008 equated to approximately 8.4 times the average charge-offs and 10.7 times the average net charge-offs for the last three years. Because historical charge-offs are not necessarily indicative of future charge-off levels, we also give consideration to other risk indicators when determining the appropriate allowance level.

The allowance for loan losses and the allowance for unfunded commitments consist of four elements:

•	an allowance for impaired credits (nonaccrual loans over $1 million);
•	an allowance for higher risk rated credits;
•	an allowance for pass rated credits, and
•	an unallocated allowance based on general economic conditions and risk factors in our individual markets.

The first element, impaired credits, is based on individual analysis of all nonperforming loans over $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

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

The third element, pass rated credits, is based on our expected loss model. Borrowers are assigned to pools based on their credit ratings. The expected loss for each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least semi-annually and are periodically mapped to third party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. We also apply this technique to our leasing and wealth management portfolios. At our subsidiary banks that provide credit to small businesses, exposures are pooled and reserves are established based on historical portfolio losses.

The fourth element, the unallocated allowance, is based on management’s judgment regarding the following factors:

•	Economic conditions including duration of the current cycle;
•	Past experience including recent loss experience;
•	Credit quality trends;
•	Collateral values;
•	Volume, composition, and growth of the loan portfolio;
•	Specific credits and industry conditions;
•	Results of bank regulatory and internal credit exams;
•	Geopolitical issues and their impact on the economy; and
•	Volatility and model risk.

The Bank of New York Mellon Corporation     59

Results of Operations (continued)

Based on an evaluation of these four elements, including individual credits, historical credit losses, and global economic factors, we have allocated our allowance for credit losses on a continuing operations basis as follows:

Allocation of allowance for credit losses			Legacy The Bank of New York Company, Inc. only
	2008	2007	2006	2005	2004
Commercial	57%	57%	67%	69%	71%
Other residential mortgages	15	5	4	5	4
Commercial real estate	10	7	2	2	2
Wealth management loans and mortgages	5	3	2	5	3
Foreign	1	5	2	2	4
Unallocated	12	23	23	17	16
Total	100%	100%	100%	100%	100%

The allocation of allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss. The unallocated allowance for credit losses was 12% at Dec. 31, 2008, a decrease from 23% at Dec. 31, 2007. The unallocated allowance reflects various factors in the current credit environment and is also available to, among other things, absorb further deterioration across all of our portfolios resulting from the current economic environment.

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets at Dec. 31			Legacy The Bank of New York Company, Inc. only
(dollar amounts in millions)	2008	2007	2006	2005	2004
Loans:
Commercial real estate	$124	$40	$-	$-	$-
Other residential mortgages	99	20	2	-	-
Commercial	60	39	26	12	121
Wealth management	1	-	-	-	-
Foreign	-	87	9	13	28
Other	-	-	-	1	1
Total nonperforming loans	284	186	37	26	150
Other assets owned	8	4	1	13	1
Total nonperforming assets	$292	$190	$38	$39	$151
Nonperforming assets ratio	0.7%	0.4%	0.1%	0.1%	0.7%
Allowance for loan losses/nonperforming loans	146.1	175.8	775.7	1,253.8	327.3
Allowance for loan losses/nonperforming assets	142.1	172.1	755.3	835.9	325.2
Total allowance for credit losses/nonperforming loans	186.3	265.6	1,181.1	1,807.7	418.0
Total allowance for credit losses/nonperforming assets	181.2	260.0	1,150.0	1,205.1	415.2

Nonperforming assets increased by $102 million to $292 million at Dec. 31, 2008. The increase relates principally to a net $84 million increase in commercial real estate loans, primarily in Florida, a $79 million increase in other residential mortgages and a $19 million loan to a newspaper publisher, partially offset by $91 million of paydowns and $17 million of charge-offs on loans to foreign SIVs. Nonperforming assets are expected to increase in 2009.

Nonperforming assets activity
(in millions)	2008	2007 (a)
Balance at beginning of year	$190	$38
Additions	251	215
Charge-offs	(61)	(33)
Paydowns/sales	(91)	(36)
Other	3	6
Balance at end of year	$292	$190
(a)	The balance at the beginning of 2007 reflects legacy The Bank of New York Company, Inc. only.

60     The Bank of New York Mellon Corporation

Results of Operations (continued)

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans at year-end			Legacy The Bank of New York Company, Inc. only
(in millions)	2008	2007	2006	2005	2004
Domestic:
Consumer	$27	$-	$9	$2	$7
Commercial	315	343	7	7	1
Total domestic	342	343	16	9	8
Foreign banks	-	-	-	-	-
Total past due loans	$342	$343	$16	$9	$8

Past due loans at Dec. 31, 2008 were primarily comprised of loans to an asset manager that has filed for bankruptcy. (See Legal proceedings). These loans are well secured, largely by cash and high grade fixed income securities, and are in the process of collection.

Deposits

Deposits on our balance sheet increased significantly during the market turmoil that began in mid-September 2008, reflecting clients seeking a safe haven during the volatile markets. As a result, total deposits were $159.7 billion at year-end 2008, an increase of 35% compared with $118.1 billion at Dec. 31, 2007.

Noninterest-bearing deposits were $55.8 billion at Dec. 31, 2008, compared with $32.4 billion at Dec. 31, 2007. Interest-bearing deposits were $103.9 billion at Dec. 31, 2008, compared with $85.8 billion at Dec. 31, 2007.

The aggregate amount of deposits by foreign customers in domestic offices was $16 billion and $7.3 billion at Dec. 31, 2008 and 2007, respectively.

Deposits in foreign offices totaled approximately $71 billion at Dec. 31, 2008. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2008.

Deposits > $100,000 at Dec. 31, 2008 (in millions)	Certificates of deposits	Other time deposits	Total
3 months or less	$555	$25,593	$26,148
Between 3 and 6 months	465	-	465
Between 6 and 12 months	326	-	326
Over 12 months	770	-	770
Total	$2,116	$25,593	$27,709

Other borrowings

We fund ourselves primarily through deposits and other borrowings, which are comprised of federal funds purchased and securities sold under repurchase agreement, payables to customers and broker-dealers, other borrowed funds and long-term debt. At Dec. 31, 2008, we had $138 million of commercial paper compared with $4.1 billion at Dec. 31, 2007. The decrease primarily relates to commercial paper recorded in connection with the consolidation of TRFC in the fourth quarter of 2007. The TRFC commercial paper was eliminated in the first quarter of 2008. Federal funds purchased and securities sold under repurchase agreements were $1.4 billion at Dec. 31, 2008, compared with $2.2 billion at Dec. 31, 2007. Payables to customers and broker-dealers were $9.3 billion at Dec. 31, 2008 and $7.6 billion at Dec. 31, 2007. The increase to payables to customers and broker-dealers related to customers of our Pershing subsidiary as customers liquidated funds during the volatile markets in 2008. Other borrowed funds were $755 million at Dec. 31, 2008, compared with $1.8 billion at Dec. 31, 2007. Other borrowed funds consist primarily of extended federal funds purchased and amounts owed to the U.S. Treasury.

As previously described, we also participate in the Federal Reserve’s ABCP Program that was implemented in the third quarter of 2008. Eligible borrowers may borrow funds under the ABCP program in order to fund the purchase of eligible ABCP from an MMMF. At Dec. 31, 2008, we borrowed $5.6 billion under this program that was used to purchase $5.6 billion of U.S. government-backed commercial paper.

The Bank of New York Mellon Corporation     61

Results of Operations (continued)

See “Liquidity and dividends” below for a discussion of long-term debt.

Information related to federal funds purchased and securities sold under repurchase agreements in 2008, 2007 and 2006 is presented in the table below.

Federal funds purchased and securities sold under repurchase agreements
(dollar amounts in millions)	2008	2007	2006 (a)
Maximum month-end balance	$11,788	$8,496	$2,079
Average daily balance	5,140	2,890	2,237
Average rate during the year	1.12%	4.30%	4.65%
Balance at Dec. 31	$1,372	$2,193	$790
Average rate at Dec. 31	0.14%	3.54%	4.18%
(a)	Legacy The Bank of New York Company, Inc. only.

Information related to other borrowed funds in 2008, 2007 and 2006 is presented in the table below.

Other borrowed funds (includes commercial paper)
(dollar amounts in millions)	2008	2007	2006 (a)
Maximum month-end balance	$3,029	$5,919	$2,219
Average daily balance	3,259	2,523	2,091
Average rate during the year	2.77%	3.59%	4.77%
Balance at Dec. 31	$893	$5,919	$1,625
Average rate at Dec. 31	1.04%	3.07%	3.39%
(a)	Legacy The Bank of New York Company, Inc. only.

Information related to borrowings from Federal Reserve related to asset-backed commercial paper in 2008 is presented in the table below.

Borrowings from Federal Reserve related to asset-backed commercial paper
(dollar amounts in millions)	2008
Maximum month-end balance	$10,865
Average daily balance	2,348
Average rate during the year	2.25%
Balance at Dec. 31	$5,591
Average rate at Dec. 31	2.92%

Support agreements

In 2008, we recorded support agreement charges of $894 million (pre-tax), or $0.46 per share.

In response to market events in 2008, we voluntarily provided support to clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, impacted by the Lehman bankruptcy. The support agreements related to:

•	five commingled cash funds used primarily for overnight custody cash sweeps;
•	the BNY Mellon Institutional Cash Reserve Fund used for the reinvestment of cash collateral within our securities lending business; and
•	four Dreyfus money market funds.

These support agreements are designed to enable these funds with Lehman holdings to continue to operate at a stable share price of $1.00. Support agreement charges in 2008 primarily reflect our estimate of the potential liability of Lehman at a value of 9.75% at Dec. 31, 2008.

Additionally, the following support agreements were also executed in 2008:

•	An agreement covering SIV exposures in a Sterling-denominated NAV fund in the Asset Management segment;
•	An agreement for a commingled short-term NAV fund covering securities related to Whistle Jacket Capital/White Pine Financial, LLC in the Asset Servicing segment; and
•	Agreements providing support to a collective investment pool in the Asset Management segment.

At Dec. 31, 2008, our additional potential maximum exposure to support agreements was $244 million, based on the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities ($197 million), as well as other client support agreements ($47 million). Future realized support agreement charges will principally depend on the price of Lehman securities, fund performance and the number of clients that accept our offer of support.

In 2008, we also offered to support certain clients holding auction rate securities in the Wealth Management and Treasury Services segments.

Liquidity and dividends

We maintain our liquidity through the management of our assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects our efforts to maintain flexibility of funding sources under changing market conditions. Stable core deposits from our securities servicing, wealth management and treasury services businesses are generated through our diversified network and managed with the use of trend studies and deposit pricing. The use of derivative

62     The Bank of New York Mellon Corporation

Results of Operations (continued)

products such as interest rate swaps and financial futures enhances liquidity by enabling us to issue long-term liabilities with limited exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets that can be easily sold and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements. Unrealized losses in the securities portfolio have not had an adverse impact on our liquidity. Liquidity is managed on both a consolidated basis and at The Bank of New York Mellon Corporation parent company (“Parent”).

The market turmoil that began in mid-September 2008 resulted in a significant increase in our liquid assets. At Dec. 31, 2008, we had approximately $47 billion of liquid funds and $58 billion of cash (including approximately $53 billon on deposit with the Federal Reserve and other central banks) for a total of approximately $105 billion of available funds. This compares with available funds of $50 billion at Dec. 31, 2007. Our liquid assets to total assets were 44% at Dec. 31, 2008 compared with 25% at Dec. 31, 2007. This increase primarily reflects a significantly higher level of client deposits, reflecting client reactions to market volatility.

On an average basis for 2008 and 2007, non-core sources of funds such as money market rate accounts, certificates of deposit greater than $100,000, federal funds purchased and other borrowings were $25.0 billion and $19.8 billion. The increase primarily reflects the merger with Mellon Financial. Average foreign deposits, primarily from our European-based securities servicing business, were $68.8 billion in 2008 compared with $50.3 billion in 2007. The increase in foreign deposits reflects greater liquidity from our corporate trust and asset servicing businesses, the merger with Mellon Financial and the transition of deposits during 2007 related to the Acquired Corporate Trust Business. Domestic savings and other time deposits averaged $7.4 billion in 2008 compared with $1.6 billion in 2007. The increase reflects the merger with Mellon Financial and a large government agency deposit that was placed with the Company in the first half of 2008. A significant reduction in our securities servicing businesses would reduce our access to deposits.

Average payables to customers and broker-dealers were $5.5 billion in 2008 and $5.1 billion in 2007. Long-term debt averaged $16.4 billion in 2008 and $12.3 billion in 2007. The increase in long-term debt primarily reflects the merger with Mellon Financial, partially offset by maturities in 2008. Average noninterest-bearing deposits increased to $34.2 billion in 2008 from $21.7 billion in 2007, primarily reflecting the merger with Mellon Financial, as well as the substantial increase in customer deposits in the second half of 2008, reflecting a flight to quality.

We have entered into two modest securitization transactions. See Note 17 of Notes to Consolidated Financial Statements. These transactions have not had a significant impact on our liquidity or capital.

The Parent has five major sources of liquidity:

•	cash on hand;
•	dividends from its subsidiaries;
•	the commercial paper market;
•	a revolving credit agreement with third party financial institutions; and
•	access to the capital markets.

At Dec. 31, 2008, our bank subsidiaries had the ability to pay dividends of approximately $1.8 billion to the Parent without the need for a regulatory waiver. This dividend capacity would increase in 2009 to the extent of the banks’ net income less dividends. At Dec. 31, 2008, nonbank subsidiaries of the Parent had liquid assets of approximately $0.9 billion. These assets could be liquidated and the proceeds delivered by dividend or loan to the Parent.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in Note 22 of Notes to Consolidated Financial Statements.

In 2008 and 2007, the Parent’s average commercial paper borrowings were $34 million and $73 million, respectively. The Parent had cash of $5.0 billion at Dec. 31, 2008, compared with $4.3 billion at Dec. 31, 2007. Commercial paper outstandings issued by the Parent were $16 million and $65 million at Dec. 31, 2008 and 2007, respectively. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2008 increased by $0.7 billion compared with Dec. 31, 2007. The increase in cash held by the Parent reflects the issuance of the Series B preferred stock and warrant to purchase common shares, partially offset by repayments of long-term debt that matured in 2008. The Parent’s liquidity target is to have sufficient cash on hand to meet its obligations over the next 12 months without the need to take dividends from its banks or issue debt.

The Bank of New York Mellon Corporation     63

Results of Operations (continued)

We currently have a $226 million credit agreement with 10 financial institutions that matures in October 2011. The fee on this facility depends on our credit rating and at Dec. 31, 2008 was 6 basis points. The credit agreement requires us to maintain:

•	shareholder’s equity of $5 billion;
•	a ratio of Tier I capital plus the allowance for credit losses to nonperforming assets of at least 2.5;
•	a double leverage ratio less than 1.3; and
•	adequate capitalization of all our banks for regulatory purposes.

We are currently in compliance with these covenants. There were no borrowings under this facility at Dec. 31, 2008.

We also have the ability to access the capital markets. In July 2007, we filed an S-3 shelf registration statement with the SEC covering the issuance of an unlimited amount of debt, common stock, preferred stock and trust preferred securities. Access to the capital markets is partially dependent on our credit ratings, which, as of Dec. 31, 2008, were as follows:

Debt ratings at Dec. 31, 2008	Moody’s	Standard & Poor’s	Fitch	Dominion Bond Rating Service
Parent:
Long-term senior debt	Aa2	AA-	AA-	AA (low)
Subordinated debt	Aa3	A+	A+	A (high)

The Bank of New York Mellon:
Long-term senior debt	Aaa	AA	AA-	AA
Long-term deposits	Aaa	AA	AA	AA

BNY Mellon, N.A.:
Long-term senior debt	Aaa	AA	AA-	AA
Long-term deposits	Aaa	AA	AA	AA

Outlook	Stable	Stable	Stable	Stable (long-term)	(a)
(a)	On Jan. 22, 2009, Dominion Bond Rating Service changed our outlook from positive to stable.

In January 2009, the rating agencies affirmed all ratings of the Company and its subsidiaries.

The Parent’s major uses of funds are payment of dividends, principal and interest on its borrowings, acquisitions, and additional investment in its subsidiaries.

The Parent has $925 million of long-term debt that will become due in 2009. In 2008, we called $417 million of subordinated debt and $309 million of trust preferred securities, and $250 million of subordinated debt matured. Also, $2.8 billion of senior debt matured. In addition, the Parent has the option to call $843 million of subordinated debt in 2009, which it expects to call and refinance if market conditions are favorable.

We also had $250 million of long-term debt issued by the Bank that matured in 2008.

The Company participates in the FDIC’s Temporary Liquidity Guarantee Program. At Dec. 31, 2008, the Company was eligible to issue approximately $600 million of FDIC-guaranteed debt under this program.

Long-term debt decreased to $15.9 billion at Dec. 31, 2008 from $16.9 billion at Dec. 31, 2007. In 2008, we issued $257 million of medium-term subordinated notes bearing interest at rates from 5.05% to 6.25%. These notes, which qualify as Tier II capital, are due in 2023 and 2033.

In 2008, we issued $2.4 billion of senior debt, summarized in the following table:

Senior debt issuances
(in millions)	2008
3-month LIBOR + 40 bps senior notes due 2010	$900
4.5% senior medium-term notes due 2013	750
5.125% senior medium-term notes due 2013	750
Total senior debt issuances	$2,400

We have $850 million of junior subordinated debentures that are callable in 2009. These securities qualify as Tier I Capital. We have not yet decided if we will call these securities. The decision to call will be based on interest rates, the availability of cash and capital, and regulatory conditions. If we call the trust preferred securities, we expect to replace them with new trust preferred securities or senior or subordinated debt. See discussion of qualification of trust preferred securities as capital in “Capital.”

Double leverage is the ratio of investment in subsidiaries divided by our consolidated equity plus trust preferred securities. Our double leverage ratio at Dec. 31, 2008, 2007, and 2006 was 98.34%, 98.89%, and 102.86%, respectively. Our target double leverage ratio is a maximum of 120%. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

Pershing LLC, an indirect subsidiary of the Company, has committed and uncommitted lines of credit in place for liquidity purposes. The committed line of

64     The Bank of New York Mellon Corporation

Results of Operations (continued)

credit of $725 million extended by eleven financial institutions matures in March 2009. In 2008, the average borrowing against this line of credit was $252 million. Additionally, Pershing has another committed line of credit for $125 million extended by one financial institution that matures in September 2009. The average borrowing against this line of credit was $18 million during 2008. Pershing LLC has five separate uncommitted lines of credit, amounting to $1.125 billion in aggregate. In 2008, average daily borrowing under these lines was $161 million in aggregate.

Pershing Limited, an indirect U.K.-based subsidiary of the Company, has committed and uncommitted lines in place for liquidity purposes, which are guaranteed by the Parent. The committed lines of credit of $275 million extended by four financial institutions mature in March 2009. In 2008, the average daily borrowing against this line of credit was $4 million. Pershing Limited has three separate uncommitted lines of credit amounting to $250 million in aggregate. In 2008, average daily borrowing under these lines was $95 million in aggregate.

Statement of cash flows

Cash provided by operating activities was $2.9 billion in 2008, compared with $4.0 billion provided in 2007 and $3.9 billion provided in 2006. In 2008, earnings were a significant source of funds. The cash flows from operations in 2007 were principally the results of earnings and changes in trading activities. The cash flows used for operations in 2006 were principally the result of earnings, the gain on the sale of the Retail Business and changes in trading activities.

In 2008, cash used for investing activities was $56.0 billion compared to $21.6 billion used for investing activities in 2007 and $6.3 billion used for investing activities in 2006. In 2008, interest-bearing deposits at the Federal Reserve and other central banks and interest-bearing deposits with banks were a significant use of funds, and federal funds sold and securities purchased under resale agreements and loans to customers were a significant source of funds. In 2007 and 2006, cash was used to increase our investment in securities. Interest-bearing deposits, loans to customers and Federal funds sold and securities purchased under resale agreements were uses of funds in 2007 and 2006.

In 2008, cash provided by financing activities was $51.8 billion as compared to $21.5 billion provided by financing activities in 2007 and $2.5 billion provided by financing activities in 2006. In 2008, the primary source of funds was deposits and other funds borrowed, partially offset by use of funds for the repayments of long-term debt and commercial paper. The increase in deposits primarily reflects the market turmoil that began in mid-September 2008, reflecting clients seeking a safe haven during the volatile markets. In 2007 and 2006, sources of funds included deposits and the issuance of long-term debt.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors.

Contractual obligations at Dec. 31, 2008		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$4,603	$4,603	$-	$-	$-
Term deposits	99,254	98,724	442	14	74
Borrowing from Federal Reserve Bank	5,591	5,591	-	-	-
Federal funds purchased and securities sold under repurchase agreements	1,372	1,372	-	-	-
Payables to customers and broker-dealers	9,274	9,274	-	-	-
Other borrowed funds	893	893	-	-	-
Long-term debt (a)	22,976	1,913	4,338	5,252	11,473
Operating leases	2,644	319	589	468	1,268
Unfunded pension and post retirement benefits	418	64	83	83	188
Capital leases	37	19	18	-	-
Total contractual obligations	$147,062	$122,772	$5,470	$5,817	$13,003
(a)	Including interest.

The Bank of New York Mellon Corporation     65

Results of Operations (continued)

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2008		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications	$325,975	$325,975	$-	$-	$-
Lending commitments	38,822	14,095	13,111	11,076	540
Standby letters of credit	13,084	7,778	4,114	1,163	29
Commercial letters of credit	705	697	8	-	-
Investment commitments (a)	344	1	37	4	302
Purchase obligations (b)	900	313	417	137	33
Support agreements	244	-	244	-	-
Total commitments	$380,074	$348,859	$17,931	$12,380	$904
(a)	Includes venture capital, community reinvestment act, and other investment-related commitments. Commitments to venture capital limited partnerships may extend beyond expiration period shown to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.
(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms

In addition to the amounts shown in the table above, at Dec. 31, 2008 $189 million of unrecognized tax benefits have been recorded as liabilities in accordance with FIN-48. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $45 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Off-balance sheet arrangements

Off-balance sheet arrangements required to be discussed in this section are limited to guarantees, retained or contingent interests, support agreements, certain derivative instruments related to our common stock, and obligations arising out of unconsolidated variable interest entities. For the Company, these items include certain credit guarantees and securitizations. Guarantees include: lending-related guarantees issued as part of our corporate banking business; securities lending indemnifications issued as part of our servicing and fiduciary businesses and support agreements issued to customers in our asset servicing and asset management business.

We have issued guarantees as indicated in the table below:

Guarantees at Dec. 31, 2008		Typical revenue based on notional
(in millions)	Notional	(basis points)
Standby letters of credit	$13,084	5-300
Commercial letters of credit	705	37.5-300
Securities lending indemnifications	325,975	11-22
Support agreements	244	-

Standby letters of credit totaled $13.1 billion at Dec. 31, 2008, a decrease of $729 million compared with Dec. 31, 2007. Standby letters of credit and foreign and other guarantees are used by the customer as a credit enhancement and typically expire without being drawn upon.

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $705 million at Dec. 31, 2008, compared with $1.2 billion at Dec. 31, 2007.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security through an agent (The Bank of New York Mellon) to a borrower, usually a broker/dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days. We recorded $789 million of fee revenue from securities lending transactions in 2008 compared with $366 million in 2007. Securities are lent with and without indemnification against broker default. Custodian securities lent with indemnification against broker default of return of securities totaled $325 billion at Dec. 31, 2008, a $293 billion decrease compared with Dec. 31, 2007.

66     The Bank of New York Mellon Corporation

Results of Operations (continued)

The decrease reflects overall de-leveraging in the financial markets and lower market valuations resulting from the large declines in the equity markets in 2008.

Securities lending transactions were primarily collateralized at 102% by cash and U.S. government securities, which is monitored daily, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

At Dec. 31, 2008, potential exposure to support agreements was $244 million. Support agreement exposure is based on the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities, as well as other client support agreements. Future realized support agreement charges will principally depend on the price of Lehman securities, fund performance and the number of clients that accept our offer of support.

We provided services to two qualifying special-purpose entities (“QSPEs”) at Dec. 31, 2008. All of our securitizations are QSPEs as defined by SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,” which, by design, are passive investment vehicles and therefore, we do not consolidate them. See Note 17 of Notes to Consolidated Financial Statements for additional information.

Asset-backed commercial paper securitizations

In December 2008, we called the first loss notes of Old Slip, triggering the consolidation of Old Slip. In December 2007, we called the first loss notes of TRFC, resulting in the consolidation of TRFC. See page 23 for a further discussion of both of these transactions.

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2006 (a)
Total shareholders’ equity to assets ratio	11.8%	14.9%	11.1%
Total shareholders’ equity	$28,050	$29,403	$11,429
Tier I capital ratio (b)	13.3%	9.3%	8.2%
Total (Tier I plus Tier II) capital ratio	17.1%	13.2%	12.5%
Leverage capital ratio	6.9%	6.5%	6.7%
Tangible common equity	$5,950	$9,171	$5,514
Tangible common equity to assets ratio (c)	3.8%	5.2%	5.7%
Adjusted tangible common equity to assets ratio (c)(d)	4.5%	5.6%	5.7%
Book value per common share	$22.00	$25.66	$16.03
Tangible book value per common share	$5.18	$8.00	$7.73
Dividend per common share	$0.96	$0.95	$0.91
Dividend yield	3.4%	1.9%	2.2%
Closing common stock price per common share	$28.33	$48.76	$41.73
Market capitalization	$32,536	$55,878	$29,761
Common shares outstanding	1,148,467	1,145,983	713,079
(a)	Legacy The Bank of New York Company, Inc. only.
(b)	In 2008, the Company established a consolidated target minimum Tier I capital ratio of 10.00%.
(c)	Common equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible identifiable intangible assets and tax deductible goodwill, divided by total assets less goodwill and intangible assets. The deferred tax liability associated with non-tax deductible intangible assets and tax deductible goodwill totaled $2.4 billion, $2.5 billion and $546 million, respectively. See page 80 for a reconciliation of this ratio.
(d)	Certain rating agencies include a portion of the Series B preferred stock and trust preferred securities when assessing the capital strength of the Company. Accordingly, we calculated the adjusted tangible common equity to assets ratio by including a portion of the Series B preferred and trust preferred securities.

The decrease in total shareholders’ equity compared with Dec. 31, 2007 primarily resulted from a $4.1 billion unrealized net of tax loss on our total securities portfolio at Dec. 31, 2008. The unrealized net of tax loss at Dec. 31, 2007 was $342 million. The decrease in total shareholders’ equity was partially offset by the issuance of the Series B preferred stock and warrant to purchase common stock to the U.S. Treasury, as well as earnings retention. During 2008, we retained $286 million of earnings. Accumulated other comprehensive income declined $4.9 billion reflecting the decrease in the fair value of the securities portfolio and a decrease in the funded status of our defined benefit plans.

The Bank of New York Mellon Corporation     67

Results of Operations (continued)

In January 2009, we declared a quarterly common stock dividend of $0.24 per common share that was paid on Feb. 3, 2009, to shareholders of record as of the close of business on Jan. 23, 2009.

The Tier I capital ratio varies depending on the size of the balance sheet at quarter-end. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher.

Our Tier I capital ratio was 13.3% at Dec. 31, 2008, compared with 9.3% at Dec. 31, 2007. The capital ratios at Dec. 31, 2008 compared with Dec. 31, 2007 reflect the benefit we received from the $3 billion of Series B preferred stock and a warrant issued to the U.S. Treasury in October of 2008 and a lower level of risk adjusted assets. At Dec. 31, 2008, our total assets were $237.5 billion compared with $197.7 billion at Dec. 31, 2007. The higher level of assets primarily resulted from higher client deposits, reflecting client reaction to market volatility. The increase in assets had no impact on the Tier I capital ratio as the assets were primarily placed in cash or highly liquid assets that are assigned a zero risk weighting by the regulators.

A billion dollar change in risk-weighted assets changes the Tier I ratio by 11 basis points while a $100 million change in common equity changes the Tier I ratio by 9 basis points.

In a non-taxable business combination, such as our merger with Mellon Financial, deferred tax liabilities are recorded in relation to identifiable intangible assets. The recording of this deferred tax liability results in an increase in goodwill equal to the amount of the deferred tax liability. Bank regulators and rating agencies adjust equity upward for the amount of this deferred tax liability since it is a liability for accounting purposes and will never require a cash settlement unless a sale occurs.

In the fourth quarter of 2008, the regulatory agencies issued a final rule allowing tax deductible goodwill, which must be deducted from Tier I capital, to be reduced by the amount of any associated deferred tax liability. This change permits banking organizations to reflect the maximum exposure to loss in the event such goodwill is impaired or no longer recognized for financial reporting purposes. The deferred tax liability associated with the Company’s deductible goodwill was $599 million at Dec. 31, 2008. This change resulted in a 52 basis point increase to the Company’s Tier I capital at Dec. 31, 2008.

Our tangible common equity to assets ratio was 3.8% at Dec. 31, 2008, down from 5.2% at Dec. 31, 2007.

Our adjusted tangible common equity to assets ratio, which includes a portion of the Series B preferred stock and trust preferred securities, was 4.5% at Dec. 31, 2008 compared with 5.6% at Dec. 31, 2007. The decrease in both of these ratios compared with the prior year primarily resulted from the higher level of unrealized net of tax loss on our securities portfolio.

Troubled Asset Relief Program

On Oct. 14, 2008, the U.S. government announced the TARP CPP under the EESA. The intention of this program is to encourage U.S. financial institutions to build capital, to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy. On Oct. 14, 2008, the Company announced that it would be part of the initial group of nine institutions in which the U.S. Treasury would purchase an equity stake. Since Oct. 14, 2008, the U.S. Treasury purchased an equity position in many other institutions.

The Company agreed to issue and sell to the U.S. Treasury preferred stock and a warrant to purchase shares of common stock in accordance with the terms of the CPP for an aggregate purchase price of $3 billion. As a result, on Oct. 28, 2008, we issued Fixed Rate Cumulative Perpetual Preferred Stock, Series B ($2.779 billion) and a warrant for common stock ($221 million), as described below, to the U.S. Treasury. The Series B preferred stock will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of the investment and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on March 20, June 20, Sept. 20 and Dec. 20 of each year. The Series B preferred stock can only be redeemed within the first three years with the proceeds of at least $750 million from one or more qualified equity offerings. After Dec. 20, 2011, the Series B preferred stock may be redeemed, in whole or in part, at any time at our option at a price equal to 100% of the issue price plus any accrued and unpaid dividends. Redemption of the Series B preferred stock at any time will be subject to the prior approval of the Federal Reserve. Under ARRA, enacted Feb. 17, 2009, the U.S. Treasury, subject to consultation with the appropriate Federal banking agency, is required to permit a TARP recipient to repay any assistance previously provided under TARP to such financial institution, without regard to whether the financial institution has replaced such funds from any other source or to any waiting period. When such assistance is repaid, the U.S. Treasury is required to liquidate warrants associated

68     The Bank of New York Mellon Corporation

Results of Operations (continued)

with such assistance at the current market price. The Series B Preferred Stock qualifies as Tier I capital.

Issuance of the Series B preferred shares places restrictions on our common stock dividend and repurchases of common stock. Prior to the earlier of (i) the third anniversary of the closing date or (ii) the date on which the Series B preferred stock is redeemed in whole or the U.S. Treasury has transferred all of the Series B preferred stock to unaffiliated third parties, the consent of the U.S. Treasury is required to:

•	Pay any dividend on our common stock other than regular quarterly dividends of not more than our current quarterly dividend of $0.24 per share; or
•

Redeem, purchase or acquire any shares of common stock or other capital stock or other equity securities of any kind of the Company or any trust preferred securities issued by the Company or any affiliate except in connection with (i) any benefit plan in the ordinary course of business consistent with past practice; (ii) market-making, stabilization or customer facilitation transactions in the ordinary course or; (iii) acquisitions by the Company as trustees or custodians.

In addition, until such time as the U.S. Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Oct. 28, 2008 closing or exercise of the warrant described below, the Company must ensure that its compensation, bonus, incentive and other benefit plans, arrangements and agreements (including so-called golden parachute, severance and employment agreements (collectively, “Benefit Plans”) with respect to its Senior Executive Officers)) comply with Section 111(b) of the EESA as implemented by any guidance and regulations issued and in effect on Oct. 28, 2008, as well as the ARRA legislation enacted in February 2009. ARRA has revised several of the provisions in the EESA with respect to executive compensation and has enacted additional compensation limitations on TARP recipients. The provisions include new limits on the ability of TARP recipients to pay or accrue bonuses, retention awards, or incentive compensation to at least the 20 next most highly-compensated employees in addition to the Company’s Senior Executive Officers, a prohibition on golden parachute payments on such Senior Executive Officers and the next five most highly-compensated employees, a clawback of any bonus, retention or incentive awards paid to any

Senior Executive Officer or any of the next 20 most highly-compensated employees based on materially inaccurate earnings, revenues, gains or other criteria, a required policy restricting excessive or luxury expenditures, and a requirement that TARP recipients implement a non-binding “say-on-pay” shareholder vote on executive compensation.

In connection with the issuance of the Series B preferred stock, we issued a warrant to purchase 14,516,129 shares of our common stock to the U.S. Treasury. The warrant has a 10-year term and an exercise price of $31.00 per share. The warrant is immediately exercisable, in whole or in part. Exercise must be on a cashless basis unless the Company agrees to a cash exercise. However, the U.S. Treasury has agreed that it will not transfer or exercise the warrant for more than 50% of the shares covered until the earlier of (i) the date on which we receive aggregate gross proceeds of not less than $3 billion from one or more qualified equity offerings, and (ii) Dec. 31, 2009. If the Company completes one or more qualified equity offerings on or prior to Dec. 31, 2009 that results in the Company receiving aggregate gross proceeds of not less than $3 billion, the number of shares of common stock originally covered by the warrant will be reduced by one-half. The U.S. Treasury will not exercise voting power associated with any shares underlying the warrant. The warrants will be classified as permanent equity under GAAP.

The proceeds from the Series B preferred stock have been utilized to improve the flow of funds in the financial markets. Specifically, we have:

•

Purchased mortgage-backed securities and debentures issued by U.S. government-sponsored agencies to support efforts to increase the amount of money available to lend to qualified borrowers in the residential housing market.

•	Purchased debt securities of other financial institutions, which helps increase the amount of funds available to lend to consumers and businesses.
•	Continued to make loans to other financial institutions through the interbank lending market.

All of these efforts address the need to improve liquidity in the financial system and are consistent with our business model which is focused on institutional clients.

The Bank of New York Mellon Corporation     69

Results of Operations (continued)

Stock repurchase programs

Share repurchases during fourth quarter 2008				Total shares repurchased as part of a publicly announced plan
(common shares in thousands)	Total shares repurchased		Average price per share
October 2008	3		$33.01	-
November 2008	-		-	-
December 2008	28		27.65	-
Fourth quarter 2008	31	(a)	$28.28	-
(a)	These shares were purchased at a purchase price of less than $1 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock.

On Dec. 18, 2007, the Board of Directors of the Company authorized the repurchase of up to 35 million shares of common stock. This authorization was in addition to the authority to repurchase up to 6.5 million shares previously approved by the Executive Committee of the Board of Directors on Aug. 8, 2007 which was completed during the first quarter of 2008. There were no shares repurchased under the Dec. 18, 2007 program in the fourth quarter of 2008.

At Dec. 31, 2008, 33.8 million shares were available for repurchase under the December 2007 program. There is no expiration date on this repurchase program.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including the Company and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries must, among other things, qualify as well capitalized. In addition, major bank holding companies such as the Parent are expected by the regulators to be well capitalized.

As of Dec. 31, 2008 and 2007, the Parent and our bank subsidiaries were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier I capital to risk-weighted assets and leverage (Tier I capital to average assets), which are shown as follows:

Consolidated and primary bank subsidiaries capital ratios	Dec. 31, 2008		Dec. 31, 2007			Guidelines
	Consolidated	The Bank of New York Mellon	Consolidated	The Bank of New York	Mellon Bank, N.A.	Well Capitalized	Adequately Capitalized
Tier I (a)	13.3%	11.3%	9.3%	8.2%	8.5%	6%	4%
Total capital (b)	17.1	14.8	13.2	11.8	12.1	10	8
Leverage	6.9	5.9	6.5	5.6	8.1	5	3
(a)	Tier I capital consists, generally, of common equity, trust-preferred securities (subject to limitations in 2009), and certain qualifying preferred stock, less goodwill and most other intangibles, net of associated deferred tax liabilities. Beginning in 2008, the Series B preferred stock issued to the U.S. Treasury as part of the TARP capital purchase program is included in Tier I capital.
(b)	Total capital consists of Tier I capital plus Tier II capital. Tier II capital consists, generally, of certain qualifying preferred stock and subordinated debt and a portion of the allowance for credit losses.

If a bank holding company or bank fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed. At Dec. 31, 2008, the amounts of capital by which the Company and our primary bank subsidiary, The Bank of New York Mellon exceed the well-capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2008 (in millions)	Consolidated	The Bank of New York Mellon
Tier I Capital	$8,453	$5,208
Total Capital	8,173	4,698
Leverage	4,244	1,637

At Dec. 31, 2008, we had approximately $1.7 billion of trust preferred securities outstanding, net of issuance costs. On March 1, 2005, the Board of Governors of the Federal Reserve System adopted a final rule that allows the continued limited inclusion of trust preferred securities in the Tier I capital of bank holding companies. Under the final rule effective March 31, 2009, we will be subject to a 15% limit in the amount of trust preferred securities that can be included in Tier I capital, net of goodwill, less any related deferred tax liability. We expect all of our trust preferred securities to qualify as Tier I capital at March 31, 2009.

70     The Bank of New York Mellon Corporation

Results of Operations (continued)

The following tables present the components of our risk-based capital and risk-adjusted assets at Dec. 31, 2008 and 2007.

Risk-based and leverage capital ratios (a)	Dec. 31,
(in millions)	2008	2007
Tier I capital:
Common shareholders’ equity	$25,264	$29,403
Series B preferred stock	2,786	-
Trust-preferred securities	1,654	2,030
Adjustments for:
Goodwill and other intangibles (b)	(19,312)	(20,718)
Pensions	1,010	246
Securities valuation allowance	4,035	339
Merchant banking investment	(35)	(41)
Total Tier I capital	15,402	11,259
Qualifying unrealized equity security gains	-	2
Qualifying subordinate debt	3,823	4,257
Qualifying allowance for credit losses	529	494
Tier II capital	4,352	4,753
Total risk-based capital	$19,754	$16,012
Total risk-adjusted assets	$115,811	$120,866
(a)	On a regulatory basis.
(b)	Reduced by a deferred tax liability of $1.84 billion at Dec. 31, 2008 and $2.01 billion at Dec. 31, 2007 associated with non-tax deductible intangible assets and a deferred tax liability of $599 million at Dec. 31, 2008 associated with tax deductible goodwill.

Components of risk adjusted assets at year-end (a)	2008		2007
(in millions)	Balance sheet/ notional amount	Risk adjusted balance	Balance sheet/ notional amount	Risk adjusted balance
Assets:
Cash, due from banks and interest-bearing deposits in banks	$102,914	$8,728	$40,947	$8,096
Securities	39,435	17,115	48,698	12,437
Trading assets	11,102	-	6,420	-
Fed funds sold and securities purchased under resale agreements	2,000	8	9,108	1,590
Loans	43,394	30,453	50,931	36,954
Allowance for loan losses	(415)	-	(327)	-
Other assets	39,082	20,817	41,879	20,149
Total assets	$237,512	$77,121	$197,656	$79,226
Off-balance sheet exposure:
Commitments to extend credit	$39,441	$12,063	$49,664	$15,313
Securities lending	326,602	530	618,487	8,043
Standby letters of credit and other guarantees	16,515	13,121	17,609	13,044
Interest rate contracts	879,235	7,204	792,601	2,528
Foreign exchange contracts	243,822	2,780	323,648	1,401
Equity derivative contracts	14,396	464	11,733	197
Total off-balance sheet exposure	$1,520,011	$36,162	$1,813,742	$40,526
Market risk equivalent assets		2,528		1,114
Allocated transfer risk reserve		-		-
Total risk-adjusted assets		$115,811		$120,866
(a)	On a regulatory basis.

The Bank of New York Mellon Corporation     71

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

In the United States, U.S. regulators are mandating the adoption of the New Accord for “core” banks. The Company and its depository institution subsidiaries are “core” banks. The only approach available to “core” banks is the Advanced Internal Ratings Based (“A-IRB”) approach for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk.

The U.S. regulatory agencies published on Dec. 7, 2007, the U.S. Basel II final rule in the Federal Register. The final rule became effective on April 1, 2008. Under the final rule, 2008 was the first possible year for a bank to begin its parallel run and 2009 is the first possible year for a bank to begin its first of three transitional floor periods.

In the U.S., we are currently working towards implementing Basel II, A-IRB and AMA approaches within the required deadlines. Beginning Jan. 1, 2008 we implemented the Basel II Standardized Approach in the United Kingdom, Belgium and Luxembourg. We maintain an active dialogue with U.S. and international regulatory jurisdictions to facilitate a smooth Basel II reporting process.

We believe Basel II will not constrain our current business practices and that using the advanced approaches, given our portfolio, could result in a reduction of risk-weighted assets notwithstanding the leverage ratio requirement.

Risk management

The understanding, identification and management of risk are essential elements for the successful management of the Company.

Our primary risk exposures are:

Type of risk	Description
Credit	The possible loss we would suffer if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk arises primarily from lending, trading, and securities servicing activities.
Market	The risk of loss due to adverse changes in the financial markets. Market risk arises from derivative financial instruments, such as futures, forwards, swaps and options, and other financial instruments, including loans, securities, deposits, and other borrowings. Our market risks are primarily interest rate and foreign exchange risk, equity risk and credit risk.
Operational	The risk of loss resulting from inadequate or failed internal processes, human factors and systems, or from external events.

Risk management and oversight begins with the Board of Directors and two key Board committees: the Risk Committee and the Audit and Examining Committee (the “A&E Committee”).

The Risk Committee is comprised of independent directors and meets on a regular basis to review and assess our risks, and to control processes with respect to such risks, and our risk management and fiduciary policies and activities. The delegation of policy formulation and day-to-day oversight is to our Chief Risk Officer, who, together with the Chief Auditor and Chief Compliance Officer, helps ensure an effective risk management structure. The functions of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The A&E Committee is also comprised of independent directors, all of whom have been determined by the Board to be financially literate within the meaning of the NYSE listing standards as interpreted by the Board, and two of whom have been determined (based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant) to be audit committee financial experts as set out in the rules and regulations under the Exchange Act, and to have accounting or related financial management expertise as such qualification

72     The Bank of New York Mellon Corporation

Results of Operations (continued)

under the NYSE listing standards as interpreted by the Board. The A&E Committee meets on a regular basis to perform, among other things, an oversight review of the integrity of our financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our independent registered public accountant and our internal audit function. The A&E Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the A&E Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Senior Risk Management Committee is the senior-most management body that approves the Company’s risk appetite and tolerances and sets strategic direction and policy and provides oversight for the risk management, compliance and ethics framework.

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

Credit risk management at the portfolio level is supported by the Portfolio Management Division (“PMD”) within the Risk Management and Compliance Sector. The PMD is responsible for calculating two fundamental credit measures. First, we project a statistically expected credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Expected loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity, and the severity of the loss we would incur, commonly called “loss given default.” For corporate banking, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/Counterparties are assigned ratings by DPMs and the CCO on an 18-grade scale, which translates to a scaled probability of default. Additionally, transactions are assigned loss-given-default ratings (on a 12-grade scale) that reflect the transactions’ structures including the effects of guarantees, collateral, and relative seniority of position.

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

The PMD is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss and economic capital. These methodologies and input estimates are regularly evaluated to ensure their appropriateness and accuracy. As new techniques and data become available, the PMD attempts to incorporate, where appropriate, those techniques or data.

Credit risk is intrinsic to much of the banking business and necessary to its smooth functioning. However, the

The Bank of New York Mellon Corporation     73

Results of Operations (continued)

Company seeks to limit both on and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements, credit derivatives, and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review group, which is part of Internal Audit, made up of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

Market risk

Our market risk governance structure includes two committees comprised of senior executives who review market risk activities, risk measurement methodologies and risk limits, approve new products and provide direction for our market risk profile. The Asset/Liability Management Committee oversees the market risk management process for interest rate risk related to asset/liability management activities. The Market Risk Committee oversees the market risk management process for trading activities, including foreign exchange risk. Both committees are supported by a comprehensive risk management process that is designed to help identify, measure, and manage market risk, as discussed under “Trading activities and risk management” and “Asset/liability management” below and in Note 27 of Notes to Consolidated Financial Statements.

Operational risk

Overview

In providing a comprehensive array of products and services, we are exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of the internal control system and compliance requirements, fraud by employees or persons outside the Company or business interruption due to system failures or other events. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation.

To address these risks, we maintain comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment. These controls have been designed to manage operational risk at appropriate levels given our financial strength, the business environment and markets in which we operate, the nature of our businesses, and considering factors such as competition and regulation. Our internal auditors and internal control group monitor and test the overall effectiveness of the internal control and financial reporting systems on an ongoing basis.

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

•

Business Line Accountability—Business managers are responsible for maintaining an effective system of internal controls commensurate with their risk profiles and in accordance with the Company policies and procedures.

•

ORM Group—The ORM Group is responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for the Company. The primary objectives of the ORM group are to promote effective risk management, identify emerging risks, create incentives for generating continuous improvement in controls, and to optimize capital.

Global compliance

Our global compliance function provides leadership, guidance, and oversight to help business units identify

74     The Bank of New York Mellon Corporation

Results of Operations (continued)

applicable laws and regulations and implement effective measures to meet the specific requirements. Compliance takes a proactive approach by anticipating evolving regulatory standards and remaining aware of industry best practices, legislative initiatives, competitive issues, and public expectations and perceptions. The function uses its global reach to disseminate information about compliance-related matters throughout the Company. The Chief Compliance and Ethics Officer reports to the Chief Risk Officer, is a member of all critical committees of the Company and provides regular updates to the A&E Committee of the Board of Directors.

Internal audit

Our internal audit function reports directly to the A&E Committee of the Board of Directors. Internal audit utilizes a risk-based approach to its audit activity covering the risks in the operational, compliance, regulatory, technology, fraud, processing and other key risk areas of the Company. Internal Audit has unrestricted access to the Company and regularly participates in key committees of the Company.

Economic capital

The Company has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a firm with a target debt rating. We quantify economic capital requirements for the risks inherent in our business activities using statistical modeling techniques and then aggregate them at the consolidated level. A capital reduction, or diversification benefit, is applied to reflect the unlikely event of experiencing an extremely large loss in each type of risk at the same time. Economic capital levels are directly related to our risk profile. As such, it has become a part of our internal capital assessment process and, along with regulatory capital, is a key component to ensuring that the actual level of capital is commensurate with our risk profile, and is sufficient to provide the financial flexibility to undertake future strategic business initiatives.

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

We manage trading risk through a system of position limits, a value-at-risk (“VAR”) methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by a separate unit on a daily basis. Based on certain assumptions, the VAR methodology is designed to capture the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one-day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. The VAR model is the basis for the economic capital calculation, which is allocated to lines of business for computing risk-adjusted performance.

As the VAR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management’s assessment of market conditions. Additional stress scenarios based upon historic market events are also performed. Stress tests, by their design, incorporate the impact of reduced liquidity and the breakdown of observed correlations. The results of these stress tests are reviewed weekly with senior management.

The Bank of New York Mellon Corporation     75

Results of Operations (continued)

The following tables indicate the calculated VAR amounts for the trading portfolio for the years ended Dec. 31, 2008 and 2007.

VAR (a) (in millions)	2008
	Average	Minimum	Maximum	Dec. 31
Interest rate	$6.6	$2.5	$14.6	$4.9
Foreign exchange	2.1	0.8	5.7	1.5
Equity	3.4	1.0	9.8	8.7
Credit	4.7	1.9	10.7	7.5
Diversification	(6.7)	N/M	N/M	(7.9)
Overall portfolio	10.1	4.6	18.9	14.7

VAR (in millions)	2007 (b)
	Average	Minimum	Maximum	Dec. 31
Interest rate	$4.0	$1.9	$9.5	$5.7
Foreign exchange	1.6	1.0	4.1	1.4
Equity	2.3	1.0	6.6	1.4
Credit	2.7	0.5	8.0	5.6
Commodities	2.0	-	3.7	-
Diversification	(3.3)	N/M	N/M	(5.3)
Overall portfolio	9.3	3.0	16.3	8.8
(a)	VAR figures do not reflect the impact of the credit valuation adjustment resulting from the adoption of FAS 157.
(b)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.
N/M	- Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

During 2008, interest rate risk generated 39% of average VAR, credit risk generated 28% of average VAR, equity risk generated 20% of average VAR, and foreign exchange risk accounted for 13% of average VAR. During 2008, our daily trading loss exceeded our calculated VAR amount of the overall portfolio on two occasions.

Foreign exchange and other trading

Under our mark to market methodology for derivative contracts, an initial “risk-neutral” valuation is performed on each position assuming time-discounting based on an AA credit curve. In addition, we consider credit risk in arriving at the fair value of our derivatives.

As required by SFAS 157, in the first quarter of 2008 we began to reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions.

Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties. In addition, in cases where a counterparty is deemed impaired, further analyses are performed to value such positions.

At Dec. 31, 2008, our over-the-counter (“OTC”) derivative assets of $10.5 billion included a credit valuation adjustment (“CVA”) deduction of $90 million, including $84 million related to the declining credit quality of CDO counterparties. Our OTC derivative liabilities of $8.1 billion included an increase to revenue of $44 million related to our own credit spread. These adjustments decreased foreign exchange and other trading activities revenue by $46 million in 2008.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure. The decrease in the highest ratings category reflects the credit ratings decline of several large financial institution counterparties.

Foreign exchange and other trading- counterparty risk ratings profile (a)	Quarter ended
	Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
Rating
AAA to AA-	73%	61%	52%	57%	51%
A+ to A-	12	18	20	23	35
BBB+ to BBB-	10	13	17	8	7
Noninvestment grade	5	8	11	12	7
Total	100%	100%	100%	100%	100%
(a)	Represents credit rating agency equivalent of internal credit ratings. Prior period percentages have been revised to reflect the current methodology.

76     The Bank of New York Mellon Corporation

Results of Operations (continued)

Asset/liability management

Our diversified business activities include processing securities, accepting deposits, investing in securities, lending, raising money as needed to fund assets, and other transactions. The market risks from these activities are interest rate risk and foreign exchange risk. Our primary market risk is exposure to movements in U.S. dollar interest rates and certain foreign currency interest rates. We actively manage interest rate sensitivity and use earnings simulation and discounted cash flow models to identify interest rate exposures.

An earnings simulation model is the primary tool used to assess changes in pre-tax net interest revenue. The model incorporates management’s assumptions regarding interest rates, balance changes on core deposits, market spreads, changes in the prepayment behavior of loans and securities and the impact of derivative financial instruments used for interest rate risk management purposes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior and are inherently uncertain. As a result, the earnings simulation model cannot precisely estimate net interest revenue or the impact of higher or lower interest rates on net interest revenue. Actual results may differ from projected results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management’s strategies, among other factors.

We evaluate the effect on earnings by running various interest rate ramp scenarios from a baseline scenario. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period.

The following table shows net interest revenue sensitivity for the Company:

Estimated changes in net interest revenue (dollar amounts in millions)	Dec. 31, 2008
	$	%
up 200 bps vs. baseline	$481	16.8%
up 100 bps vs. baseline	252	8.8

The baseline scenario’s Fed Funds rate in the Dec. 31, 2008 analysis was 0.25%. The 100 basis point ramp scenarios assume short-term rates change 25 basis points in each of the next four quarters and the 200 basis point ramp scenarios assume a 50 basis point per quarter change. Both the up 100 basis point and the up 200 basis point Dec. 31, 2008 scenarios assume a steepening of the yield curve with 10-year rates rising 136 and 236 basis points, respectively. These scenarios do not reflect strategies that management could employ to limit the impact as interest rate expectations change. The previous table relies on certain critical assumptions regarding the balance sheet and depositors’ behavior related to interest rate fluctuations and the prepayment and extension risk in certain of our assets. To the extent that actual behavior is different from that assumed in the models, there could be a change in interest rate sensitivity.

We also project future cash flows from our assets and liabilities over a long-term horizon and then discount these cash flows using instantaneous parallel shocks to interest rates. The aggregation of these discounted cash flows is the Economic Value of Equity (“EVE”). The following table shows how the EVE would change in response to changes in interest rates:

Estimated changes in EVE at Dec. 31, 2008
Rate change:
up 200 bps vs. baseline	4.1%
up 100 bps vs. baseline	2.2

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

The asymmetrical accounting treatment of the impact of a change in interest rates on our balance sheet may create a situation in which an increase in interest rates can adversely affect reported equity and regulatory capital, even though economically there may be no impact on our economic capital position. For example, an increase in rates will result in a decline in the value of our fixed income investment portfolio, which will be reflected through a reduction in other comprehensive income in our shareholders’ equity, thereby affecting our tangible common equity (“TCE”) ratios. Under current accounting rules, to the extent FAS 159 is not applied, there is no corresponding change on our fixed liabilities, even though economically these liabilities are more valuable as rates rise.

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2008, under the higher rate environments versus a stable rate

The Bank of New York Mellon Corporation     77

Results of Operations (continued)

scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in the adjusted TCE ratio at Dec. 31, 2008
(in basis points)
up 200 bps vs. baseline	(58)
up 100 bps vs. baseline	(32)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2008, net investments in foreign operations totaled approximately $6.2 billion and were spread across 14 foreign currencies.

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

Our securities clearing, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, stock transfer, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 12,500 employees on a global basis of which over 6,000 are proprietary.

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

78     The Bank of New York Mellon Corporation

Supplemental Information (unaudited)

Supplemental information – Explanation of non-GAAP financial measures

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

Return on common equity and tangible common equity			Legacy the Bank of New York Company, Inc. only
(dollars in millions)	2008	2007 (a)	2006	2005	2004
Net income before extraordinary loss	$1,412	$2,219	$2,847	$1,571	$1,440
Add: Intangible amortization	297	197	50	27	23
Net income before extraordinary loss excluding intangible amortization	1,709	2,416	2,897	1,598	1,463
Add: M&I expenses	288	238	72	-	-
Restructuring charge	107	-	-	-	-
Net income before extraordinary loss excluding intangible amortization, M&I expenses and the restructuring charge	$2,104	$2,654	$2,969	$1,598	$1,463

Average common shareholders’ equity	$28,212	$20,234	$10,333	$9,473	$8,797
Less: Average goodwill	16,525	10,739	4,394	3,772	3,596
Average intangible assets	5,896	3,769	772	568	552
Add: Deferred tax liability – tax deductible goodwill	599	495	384	303	217
Deferred tax liability – non-tax deductible intangible assets	1,841	2,006	162	-	-
Average tangible common shareholders’ equity	$8,231	$8,227	$5,713	$5,436	$4,866

Return on tangible common equity before extraordinary loss – GAAP	20.8%	29.4%	50.7%	29.4%	30.1%
Return on tangible common equity before extraordinary loss excluding M&I expenses and restructuring charge	25.6%	32.3%	52.0%	29.4%	30.1%

Return on common equity before extraordinary loss – GAAP	5.0%	11.0%	27.6%	16.6%	16.4%
Return on common equity before extraordinary loss excluding M&I expenses, the restructuring charge and intangible amortization	7.5%	13.1%	28.7%	16.9%	16.6%

Reconciliation of net income and EPS – GAAP to Non-GAAP	2008		2007 (a)			2006 (a)
(in millions, except per common share amounts)	Net income	EPS	Net Income	EPS		Net income	EPS
Net income – GAAP	$1,386	$1.20	$2,039	$2.18		$2,847	$3.94
Discontinued operations income (loss)	3	-	(8)	(0.01)		1,371	1.90
Extraordinary loss on consolidation of commercial paper conduits, net of tax	26	0.02	180	0.19		-	-
Continuing operations	1,409	1.22	2,227	2.38		1,476	2,04
M&I expenses	288	0.25	238	0.25		72	0.10
Continuing operations excluding M&I expenses	$1,697	$1.47	$2,465	$2.64	(b)	$1,548	$2.14

Reconciliation of percent of non-U.S. revenue (FTE)
(dollars in millions)	2008	2007 (a)
Total foreign revenue – FTE	$5,002	$3,677
Total domestic revenue – FTE	8,712	7,689
Total revenue – FTE – GAAP	13,714	11,366
Add: Securities write-downs	1,628	201
Add: SILO/LILO	489	-
Total revenue – FTE – Non-GAAP	$15,831	$11,567
Percent of Non-U.S. revenue – GAAP	36%	32%
Percent of Non-U.S. revenue – Non-GAAP	32	32
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	Does not foot due to rounding.

The Bank of New York Mellon Corporation     79

Supplemental Information (unaudited) (continued)

Reconciliation of income from continuing operations before income taxes – pre-tax operating margin (FTE)
(dollars in millions)	2008	2007 (a)		2006 (a)
Income from continuing operations before income taxes – GAAP	$1,939		$3,225	$2,170
FTE increment	62		32	22
Income from continuing operations before income taxes (FTE)	2,001		3,257	2,192
M&I expenses	483		404	106
Restructuring charge	181		-	-
Intangible amortization	482		319	76
Income from continuing operations before income taxes (FTE) excluding M&I expenses, the restructuring charge and intangible amortization	$3,147		$3,980	$2,374

Fee and other revenue – GAAP	$10,701	.$	9,034	$5,339
Add: FTE increment – Fee and other revenue	40		20	-
Net interest revenue – GAAP	2,951		2,300	1,499
Add: FTE increment – Net interest revenue	22		12	22
Total revenue (FTE)	$13,714		$11,366	$6,860
Pre-tax operating margin (FTE) (b)	15%		29%	32%
Pre-tax operating margin (FTE) (b) excluding M&I expenses, the restructuring charge, and intangible amortization	23%		35%	35%
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	Income before taxes divided by total revenue.

Reconciliation of tangible common shareholders’ equity to assets and adjusted tangible common shareholders’ equity to assets
(dollars in millions)	2008	2007	2006 (a)
Common shareholders’ equity at period end	$25,264	$29,403	$11,429
Less: Goodwill	15,898	16,331	5,008
Intangible assets	5,856	6,402	1,453
Add: Deferred tax liability – tax deductible goodwill	599	495	384
Deferred tax liability – non-tax deductible intangible assets	1,841	2,006	162
Tangible common shareholders’ equity at period end	5,950	9,171	5,514
Add: Series B preferred and trust preferred securities included by certain rating agencies	1,124	673	-
Adjusted tangible common shareholders’ equity at period end	$7,074	$9,844	$5,514

Total assets at period end	$237,512	$197,656	$103,206
Less: Goodwill	15,898	16,331	5,008
Intangible assets	5,856	6,402	1,453
Cash on deposit with the Federal Reserve and other central banks (b)	53,278	80	-
U.S. Government-backed commercial paper (b)	5,629	-	-
Tangible total assets at period end	$156,851	$174,843	$96,745
Tangible common shareholders’ equity to assets	3.8%	5.2%	5.7%
Adjusted tangible common shareholders’ equity to assets	4.5%	5.6%	5.7%
(a)	Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	Assigned a zero percent risk weighting by the regulators.

80     The Bank of New York Mellon Corporation

Supplemental Information (unaudited) (continued)

Supplemental information – Rate/volume analysis

Rate/Volume analysis (a)	2008 over (under) 2007			2007 over (under) 2006
(dollar amounts in millions, presented on an FTE basis)	Due to change in			Due to change in
	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$790	$(280)	$510	$606	$98	$704
Interest-bearing deposits with the Federal Reserve and other central banks	27	-	27	-	-	-
Other short-term investments – U.S. government-backed commercial paper	71	-	71	-	-	-
Federal funds sold and securities under resale agreements	35	(175)	(140)	148	12	160
Margin loans	2	(151)	(149)	1	1	2
Non-margin loans:
Domestic offices:
Consumer	90	(42)	48	102	8	110
Commercial	137	(826)	(689)	186	20	206
Foreign offices	79	(209)	(130)	127	(8)	119
Total non-margin loans	306	(1,077)	(771)	415	20	435
Securities:
U.S. government obligations	11	(5)	6	4	-	4
U.S. government agency obligations	194	(78)	116	197	24	221
Obligations of states and political subdivisions	26	3	29	20	(2)	18
Other securities:
Domestic offices	180	(55)	125	234	41	275
Foreign offices	44	56	100	228	21	249
Total other securities	224	1	225	462	62	524
Trading securities:
Domestic offices	22	(3)	19	20	(3)	17
Foreign offices	(33)	(13)	(46)	(103)	19	(84)
Total trading securities	(11)	(16)	(27)	(83)	16	(67)
Total securities	444	(95)	349	600	100	700
Total interest revenue	$1,675	$(1,778)	$(103)	$1,770	$231	$2,001
Interest expense
Interest-bearing deposits
Domestic offices:
Money market rate accounts	$75	$(285)	$(210)	$181	$23	$204
Savings	6	(8)	(2)	3	7	10
Certificates of deposits of $100,000 & over	(35)	(56)	(91)	(67)	9	(58)
Other time deposits	129	(64)	65	26	8	34
Total domestic	175	(413)	(238)	143	47	190
Foreign offices:
Banks	65	(239)	(174)	108	7	115
Government & official institutions	10	(30)	(20)	16	4	20
Other	460	(641)	(181)	501	129	630
Total foreign	535	(910)	(375)	625	140	765
Total interest-bearing deposits	710	(1,323)	(613)	768	187	955
Federal funds purchased and securities sold under repurchase agreements	59	(127)	(68)	29	(8)	21
Other borrowed funds:
Domestic offices	18	(33)	(15)	7	(25)	(18)
Foreign offices	5	9	14	6	3	9
Total other borrowed funds	23	(24)	(1)	13	(22)	(9)
Borrowings from Federal Reserve related to ABCP	53	-	53	-	-	-
Payables to customers and broker-dealers	12	(120)	(108)	7	3	10
Long-term debt	186	(213)	(27)	218	15	233
Total interest expense	$1,043	$(1,807)	$(764)	$1,035	$175	$1,210
Changes in net interest revenue	$632	$29	$661	$735	$56	$791
(a)	Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes

The Bank of New York Mellon Corporation     81

Recent Accounting Developments

SFAS No. 160—Noncontrolling Interests and EITF 08-10—Selected SFAS No. 160 implementation questions

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (i.e., minority interest) and for the deconsolidation of a subsidiary. This statement applies to all entities that prepare consolidated financial statements. This statement clarifies that a noncontrolling interest in a subsidiary is to be part of the equity of the controlling group and is to be reported on the balance sheet within the equity section separately from the Company as a distinct item. The equity section of the balance sheet will be required to present equity attributable to both controlling and noncontrolling interests. The carrying amount of the noncontrolling interest is adjusted to reflect the change in ownership interest, and any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the noncontrolling interest (i.e., as additional paid-in capital). Any transaction that results in the loss of control of a subsidiary is considered a remeasurement event with any retained interest remeasured at fair value. The gain or loss recognized in income includes both the realized gain or loss related to the portion of the ownership interest sold and the gain or loss on the remeasurement to fair value of the retained interest.

We adopted SFAS 160 on Jan. 1, 2009. This statement is to be applied prospectively as of Jan. 1, 2009, except for the presentation requirements. Presentation and disclosure requirements are to be applied retroactively for all periods presented. At Jan. 1, 2009, $4.5 million of minority interest liabilities was reclassified from liabilities to equity on our balance sheet. For acquisitions completed after Jan. 1, 2009, where less than 100% of the entity is purchased, the purchase price and goodwill will need to be allocated between controlling and non-controlling interests.

SFAS No. 141 (revised)—Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (“SFAS 141(R)”), “Business Combinations.” SFAS 141(R) requires all acquisitions of businesses to be measured at the fair value of the business acquired rather than the cost allocation process specified in SFAS No. 141. Upon adoption, SFAS 141(R) will not have a significant impact on our financial position and results of operations. However, any business combination entered into beginning in 2009 may significantly impact our financial position and results of operations compared with how it would have been recorded under prior GAAP. Earnings volatility could result, depending on the terms of the acquisition. This statement requires deal costs, such as legal, investment banking, and due diligence costs to be expensed as incurred, lowers the threshold for recording acquisition contingencies and requires contingencies to be measured at fair value. This statement applies to business combination transactions completed subsequent to Dec. 31, 2008.

SFAS No. 161—Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS No. 161 requires entities to disclose the fair value of derivative instruments and their gains or losses in tabular format and information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and strategies and objectives for using derivative instruments. Entities are required to provide enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. We adopted the disclosure requirements of SFAS 161 as of Dec. 31, 2008.

FSP No. SFAS 142-3—Useful life of intangible assets

In April 2008, the FASB issued FASB Staff Position No. SFAS 142-3 (“FSP 142-3”), “Determination of the Useful Life of Intangible Assets”. FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. For a recognized intangible asset, an entity shall disclose information that enables users of financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entity’s intent and/or ability to review or extend the arrangement. FSP 142-3 was effective Jan. 1, 2009. The impact of this FSP should be minimal to the

82     The Bank of New York Mellon Corporation

Recent Accounting Developments (continued)

Company as we currently consider the pattern of customer renewals or extensions when we use cash flows to assign fair values and related useful lives to intangible assets.

IFRS

International Financial Reporting Standards (IFRS) are a set of standards and interpretations adopted by the International Accounting Standards Board. The SEC is currently considering a potential IFRS adoption process in the U.S., which would, in the near term, provide certain domestic issuers with an alternative accounting method and ultimately could replace U.S. GAAP reporting requirements with IFRS reporting requirements. The intention of this adoption would be to provide the capital markets community with a single set of high-quality, globally accepted accounting standards. The adoption of IFRS for U.S. companies with global operations would allow for streamlined reporting, allow for easier access to foreign capital markets and investments, and facilitate cross-border acquisitions, ventures or spin-offs. In November 2008, the SEC proposed a “roadmap” for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after December 15, 2014. The roadmap is conditional on progress towards milestones that would demonstrate improvements in both the infrastructure of international standard setting and the preparation of the U.S. financial reporting community. The SEC will monitor progress of these milestones between now and 2011, when the SEC plans to consider requiring U.S. public companies to adopt IFRS. The SEC had initially allowed for a 60-day comment period on its roadmap proposal, ending Feb. 19, 2009. However, in February 2009, the SEC extended the comment period to April 20, 2009.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 of Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation     83

Selected Quarterly Data (unaudited)

	Quarter ended
	2008				2007
(dollar amounts in millions, except per share amounts)	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30 (a)	March 31 (a)
Consolidated income statement
Total fee and other revenue	$1,816	$2,923	$2,982	$2,980	$3,047	$2,931	$1,580	$1,475
Net interest revenue	1,070	703	411	767	752	669	452	427
Total revenue	2,886	3,626	3,393	3,747	3,799	3,600	2,032	1,902
Provision for credit losses	60	30	25	16	20	-	(15)	(15)
Noninterest expense	2,875	3,332	2,754	2,621	2,752	2,706	1,389	1,272
Income (loss) from continuing operations before income taxes and extraordinary (loss)	(49)	264	614	1,110	1,027	894	658	645
Provision (benefit) for income taxes	(135)	(41)	312	361	327	252	210	208
Income from continuing operations	86	305	302	749	700	642	448	437
Income (loss) from discontinued operations, net of tax	1	(2)	7	(3)	-	(2)	(3)	(3)
Income before extraordinary (loss) and preferred dividends	87	303	309	746	700	640	445	434
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	(26)	-	-	-	(180)	-	-	-
Net income	61	303	309	746	520	640	445	434
Preferred dividends	(33)	-	-	-	-	-	-	-
Net income applicable to common stock	$28	$303	$309	$746	$520	$640	$445	$434
Basic earnings per share
Continuing operations	$0.05	$0.27	$0.27	$0.66	$0.62	$0.57	$0.63	$0.61
Discontinued operations	-	-	0.01	-	-	-	-	-
Income before extraordinary (loss)	0.05	0.27	0.27 (b)	0.66	0.62	0.57	0.62 (b)	0 .61
Extraordinary (loss)	(0.02)	-	-	-	(0.16)	-	-	-
Net income applicable to common stock	$0.02 (b)	$0.27	$0.27	$0.66	$0.46	$0.57	$0.62	$0.61
Diluted earnings per share
Continuing operations	$0.05	$0.26	$0.26	$0.65	$0.61	$0.56	$0.62	$0.61
Discontinued operations	-	-	0.01	-	-	-	-	-
Income before extraordinary (loss)	0.05	0.26	0.27	0.65	0.61	0.56	0.62	0.60 (b)
Extraordinary (loss)	(0.02)	-	-	-	(0.16)	-	-	-
Net income applicable to common stock	$0.02 (b)	$0.26	$0.27	$0.65	$0.45	$0.56	$0.62	$0.60
Average balances
Interest-bearing deposits with banks	$78,680	$43,999	$43,361	$38,658	$37,107	$34,461	$20,558	$13,546
Securities	42,859	45,325	46,999	49,765	49,310	48,039	26,836	25,141
Loans	49,889	46,983	47,151	48,496	47,109	45,517	37,317	35,953
Total interest-earning assets	183,876	144,290	144,255	145,118	140,622	133,521	90,557	79,075
Total assets	243,962	198,827	195,997	200,790	192,987	183,828	114,323	102,041
Deposits	148,849	120,315	119,607	119,121	114,727	107,336	68,944	58,765
Long-term debt	15,467	15,993	16,841	17,125	15,510	14,767	10,042	8,888
Total shareholders’ equity	28,771	27,996	28,507	29,551	29,136	28,669	11,566	11,277
Net interest margin (FTE)	2.34%	1.96%	1.16%	2.14%	2.16%	2.02%	2.01%	2.18%
Annualized return on common equity (c)	0.8%	4.3%	4.3%	10.2%	9.5%	8.9%	15.5%	15.7%
Pre-tax operating margin (FTE) (c)	(1)%	8%	18%	30%	27%	25%	32%	34%
Common stock data (d)
Market price per share range:
High	$36.07	$43.00	$46.89	$49.40	$50.26	$46.93	$44.67	$45.91
Low	20.49	21.33	36.92	38.70	42.93	38.30	40.78	40.40
Average	28.80	35.62	42.71	45.32	46.88	42.91	43.21	43.01
Period end close	28.33	32.58	37.83	41.73	48.76	44.14	43.93	42.98
Dividends per share	0.24	0.24	0.24	0.24	0.24	0.24	0.23	0.23
Market capitalization (e)	$32,536	$37,388	$43,356	$47,732	$55,878	$50,266	$31,495	$30,750
(a)	Legacy The Bank of New York Company, Inc. only.
(b)	Amount does not foot due to rounding.
(c)	Continuing operations basis.
(d)	At Dec. 31, 2008, there were 29,428 shareholders registered with our stock transfer agent, compared with 28,904 at Dec. 31, 2007 and 24,546 at Jan 31, 2007. In addition, there were approximately 41,661 of the Company’s employees at Dec. 31, 2008, who participated in the Company’s 401(k) Retirement Savings Plans. All shares of the Company’s common stock held by the Plans for its participants are registered in the names of Wachovia Corporation, Fidelity Management Trust Company and The Bank of New York Mellon Corporation, as trustee.
(e)	At period end.

84     The Bank of New York Mellon Corporation

Forward-Looking Statements

Some statements in this document are forward-looking. These include all statements about the future results of the Company; projected business growth, statements with respect to the merger of The Bank of New York Company, Inc. and Mellon Financial with and into the Company; expectations with respect to operations after the merger; the Company’s plans and long term financial goals; expectations with respect to reductions in our workforce; expectations with respect to our expenses; the impact of changes in the value of market indices; expectations with respect to fees and assets; factors affecting the performance of our segments; statements on our corporate lending strategy; statements on our targeted customers; descriptions of our critical accounting estimates, including management’s estimates of probable losses; management’s judgment in determining the size of unallocated allowances, the effect of credit ratings on allowances, estimates and cash flow models; judgments and analyses with respect to interest rate swaps, estimates or fair value, other-than-temporary impairment, goodwill and other intangibles; and long-term financial goals, objectives and strategies. In addition, these forward-looking statements relate to: expected annual expense synergies; total M&I costs; the expected increase in the percentage of revenue and income from outside the U.S.; and in the level of fee revenue per employee; reasons why our businesses are compatible with our strategies and goals; growth in our segments and assets; globalization of the investment process; targeted capital ratios; the impact of the events in the global markets in 2008, the Treasury’s extension of certain programs created to address those events and expenses incurred with respect to these programs; deposit levels; expectations with respect to earnings per share; assumptions with respect to pension plans, including discount rates, expected future returns, contributions and benefit payments; statements with respect to our intent to hold securities until maturity; assumptions with respect to residential mortgage-backed securities; expected losses included in securities write-downs and impairments; expectations with respect to our SIV securities; expectations with respect to our future exposure to private equity activities; statements on our fund commitments and institutional credit strategies; goals with respect to our commercial portfolio; descriptions of our allowance for credit losses and loan losses; descriptions of our exposure to support agreements; statements with respect to our liquidity targets; expectations with respect to capital, including anticipated repayment and call of outstanding debt and issuance of replacement securities; statements on our target double leverage ratio expectations with respect to securities lending guarantees expiring without the need to advance cash; expectations with respect to the well-capitalized status of the Company and its bank subsidiaries; the effects of the implementation of Basel II; compliance with the requirements of the Sound Practices Paper; descriptions of our risk management framework; quantifications of our economic capital; statements with respect to our risk management methodologies and descriptions of our earnings simulation models and assumptions; statements with respect to our disaster preparedness and our business continuity plans; additional consideration with respect to acquisitions and effect of geopolitical factors and other external factors; timing and impact of adoption of recent accounting pronouncements; ability to realize benefit of deferred tax assets including carryovers; calculations of the fair value of our option grants; statements with respect to unrecognized compensation costs; our assessment of the adequacy of our accruals for tax liabilities; amount of dividends bank subsidiaries can pay without regulatory waiver; the expected outcome and impact of judgments and settlements, if any, arising from pending or potential legal or regulatory proceedings, including the claims raised by The Federal Customs Service of The Russian Federation and matters relating to the information returns and withholding tax.

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

Factors that could cause the Company’s results to differ materially from those described in the forward-looking statements, as well as other uncertainties affecting future results and the value of the Company’s stock and factors which represent risks associated with the business and operations of the Company, can be found in the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended Dec. 31, 2008, and any subsequent reports filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-looking statements, including discussions and projections of future results of operations and

The Bank of New York Mellon Corporation     85

Forward-Looking Statements (continued)

discussions of future plans contained in the MD&A, are based on management’s current expectations and assumptions that involve risks and uncertainties and that are subject to change based on various important factors (some of which are beyond the Company’s control), including adverse changes in market conditions and the timing of such changes, and the actions that management could take in response to these changes. Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties and the risks and uncertainties described in the documents referred to in the preceding paragraph. The “Risk Factors” discussed in the Form 10-K could cause or contribute to such differences. Investors should consider all risks mentioned elsewhere in this document and in subsequent reports filed by the Company with the Commission pursuant to the Exchange Act, as well as other uncertainties affecting future results and the value of the Company’s stock.

All forward-looking statements speak only as of the date on which such statements are made, and the Company undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events.

86     The Bank of New York Mellon Corporation

Glossary

Accumulated Benefit Obligation (“ABO”)—The actuarial present value of benefits (vested and non-vested) attributed to employee services rendered.

Adjusted tangible common shareholders’ equity to assets—Common shareholders’ equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible identifiable intangible assets and tax deductible goodwill, plus a portion of the Series B preferred stock and trust preferred securities divided by total assets less goodwill, intangible assets, cash on deposit with the Federal Reserve and other central banks and U.S. government-backed commercial paper.

Alt-A Securities—A mortgage risk categorization that falls between prime and subprime. Borrowers behind these mortgages will typically have clean credit histories but the mortgage itself will generally have issues that increase its risk profile such as inadequate documentation of the borrower’s income or higher loan-to-value and debt-to-income ratios.

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

APAC—Asia-Pacific region.

Assets under custody and administration—Assets held in a fiduciary capacity for which various services are provided such as; custody, accounting, administration valuations and performance measurement. These assets are not on our balance sheet.

Assets under management—Assets held in a fiduciary capacity that are either actively or passively managed. These assets are not on our balance sheet.

bp – basis point.

Collateral management—A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers. The Company acting as an independent collateral manager is positioned between the buyer and seller to provide a convenient, flexible, and efficient service to ensure proper collateralization throughout the term of the transaction. The service includes verification of securities eligibility and maintenance of margin requirements.

Collateralized Debt Obligations (“CDOs”)—A type of asset-backed security and structured credit product constructed from a portfolio of fixed-income assets. CDOs are divided into different tranches and losses are applied in reverse order of seniority.

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

Cross-currency swaps—Contracts that generally involve the exchange of both interest and principal amounts in two different currencies. Also, see interest rate swaps in this glossary.

Depositary Receipts (“DR”)—A negotiable security that generally represents a non-U.S. company’s publicly traded equity. Although typically denominated in U.S. dollars, DRs can also be denominated in Euros. DRs are eligible to trade on all U.S. stock exchanges and many European stock exchanges. American depositary receipts (“ADR”) trade only in the U.S.

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

The Bank of New York Mellon Corporation     87

Glossary (continued)

Economic Value of Equity (“EVE”)—An aggregation of discounted future cash flows of assets and liabilities over a long-term horizon.

EMEA—Europe, the Middle East and Africa.

Exchange Traded Fund (“ETF”)—Each share of an ETF tracks a basket of stocks in some index or benchmark, providing investors with a vehicle that closely parallels the performance of these benchmarks while allowing for intraday trading.

Expected incurred loss—The principal amount of securities that is not expected to be repaid, generally due to credit losses. May refer to the amount of incurred loss that occurs during a period or the amount resident in a portfolio at a point in time.

FASB—Financial Accounting Standards Board.

FICO score—A type of credit score that makes up a substantial portion of the credit report that lenders use to assess an applicant’s credit risk and whether to extend a loan. The FICO score assesses an applicant’s payment history, current level of indebtedness, types of credit used, length of credit history and new credit to determine credit risk.

Foreign currency options—Similar to interest rate options except they are based on foreign exchange rates. Also, see interest rate options in this glossary.

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

Home Equity Line of Credit (“HELOC”)—A line of credit extended to a homeowner who uses the borrower’s home as collateral.

Impairment—When an asset’s market value is less than its carrying value.

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

88     The Bank of New York Mellon Corporation

Glossary (continued)

Investment grade loans and commitments—Those where the customer has a Moody’s long-term rating of Baa3 or better; and/or a Standard & Poor’s long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings.

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

Market risk—The potential loss in value of portfolios and financial instruments caused by movements in market variables, such as interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement—An agreement between two counterparties that have multiple contracts with each other that provides for the net settlement of all contracts through a single payment in the event of default or termination of any one contract.

Mortgage-Backed Security (“MBS”)—An asset-backed security whose cash flows are backed by the principal and interest payments of a set of mortgage loans.

N/A—Not applicable.

N/M—Not meaningful.

Net interest margin—The result of dividing net interest revenue by average interest-earning assets.

Operating leverage—The rate of increase in revenue to the rate of increase in expenses.

Operational risk—The risk of loss resulting from inadequate or failed processes or systems, human factors, or external events.

Option ARMS—A type of adjustable rate mortgage where the lender offers several payment options to the borrower. These options may include payment of principal and interest amounts similar to those made in conventional mortgages, or alternative payment options where the borrower can make significantly smaller, interest-only or minimum payments.

Performance fees—Fees paid to an investment advisor based upon the fund’s performance for the period relative to various predetermined benchmarks.

Prime securities—A classification of borrowers who have a high-value and/or a good credit history.

Pre-tax operating margin (FTE)—Income before tax on an FTE basis for a period divided by total revenue on an FTE basis for that period.

Projected Benefit Obligation (“PBO”)—The actuarial present value of all benefits accrued on employee service rendered prior to the calculation date, including allowance for future salary increases if the pension benefit is based on future compensation levels.

Qualified Special Purpose Entity (“QSPE”)—A special purpose entity whose activities are strictly limited to holding and servicing financial assets and meet the requirements set forth in SFAS No. 140. A qualified special purpose entity is generally not required to be consolidated by any party.

Residential mortgage-backed security—A type of security which is backed by mortgages on residential real estate.

The Bank of New York Mellon Corporation     89

Glossary (continued)

Restructuring charges—Typically result from the consolidation and/or relocation of operations. Restructuring charges may be incurred in connection with a business combination, a change in an enterprise’s strategic plan, or a managerial response to declines in demand.

Return on assets—Income divided by average assets.

Return on tangible common equity—Income, excluding intangible amortization, divided by average tangible common shareholders’ equity.

Return on common equity—Income divided by average common shareholders’ equity.

Sale-In-Lease-Out (“SILO”) transaction—A transaction in which an entity leases its property to a corporation. The corporation simultaneously leases the property back to the entity for a shorter period of time. The SILO arrangement typically involves a service contract which guarantees a fixed return to the corporation.

Securities lending short-term investment fund— For some of our securities lending clients, we invest the cash collateral received in the customer’s securities lending transactions in a commingled investment fund.

Securities lending transaction—A fully collateralized transaction in which the owner of a security agrees to lend the security through an agent (The Bank of New York Mellon) to a borrower, usually a broker/dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days.

Statement of Financial Accounting Standards (“SFAS”)—Statement published by the Financial Accounting Standards Board.

Structured Investment Vehicle (“SIV”)—A fund which borrows money by issuing short-term securities at low interest and then lends money by buying long-term securities at higher interest.

Sub-custodian—A local provider (e.g., a bank) contracted by us to provide specific custodial related services in a selected country or geographic area. Services generally include holding foreign securities in safekeeping, facilitating settlements and reporting holdings to the custodian.

Subprime securities—A classification of borrowers with a tarnished or limited credit history. Subprime loans carry increased credit risk and subsequently carry higher interest rates.

Tangible common equity ratio (“TCE”)—Common shareholders’ equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with tax deductible goodwill and non-tax deductible intangible assets divided by period-end total assets less goodwill, intangible assets, deposits with the Federal Reserve and other central banks, and U.S. government-backed commercial paper.

Tangible common shareholders’ equity—Common equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill.

Tier I and total capital—Includes common shareholders’ equity (excluding certain components of comprehensive income), Series B preferred stock, qualifying trust preferred securities and minority interest in equity accounts of consolidated subsidiaries, less goodwill and certain intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill and a deduction for certain non-financial equity investments. Total capital includes Tier I capital, qualifying unrealized equity securities gains, qualifying subordinated debt and the allowance for credit losses.

Unfunded commitments—Legally binding agreements to provide a defined level of financing until a specified future date.

Value at Risk (“VAR”)—A measure of the dollar amount of potential loss at a specified confidence level from adverse market movements in an ordinary market environment.

Variable Interest Entity (“VIE”)—An entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity’s operations; and/or (3) has equity owners that do not have an obligation to absorb or the right to receive the entity’s losses or return.

90     The Bank of New York Mellon Corporation

NEW YORK STOCK EXCHANGE AND SECURITIES AND EXCHANGE COMMISSION ANNUAL CERTIFICATIONS

Because our common stock is listed on the NYSE, our Chief Executive Officer is required to make an annual certification to the NYSE stating that he was not aware of any violation by the Company of the Corporate Governance Listing Standards of the NYSE. The Chief Executive Officer of The Bank of New York Mellon Corporation submitted this annual certification to the NYSE for 2008 on May 8, 2008, and our Chief Executive Officer will submit the 2009 certification after our 2009 Annual Meeting of Shareholders, in accordance with NYSE rules.

We have filed with the SEC the certification required to be made by our Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes Oxley Act of 2002, as exhibits to the Annual Report on Form 10-K for the year ended Dec. 31, 2008.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended.

The Company’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in

Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited the 2008 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of the Company’s internal control over financial reporting. This report appears on page 92.

The Bank of New York Mellon Corporation     91

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York

February 27, 2009

92     The Bank of New York Mellon Corporation

CONSOLIDATED INCOME STATEMENT

The Bank of New York Mellon Corporation (and its subsidiaries)

	Year ended Dec. 31,
(in millions, except per share amounts or unless otherwise noted)	2008	2007 (a)	2006 (a)
Fee and other revenue
Securities servicing fees:
Asset servicing	$3,348	$2,353	$1,401
Issuer services	1,685	1,560	895
Clearing and execution services	1,087	1,192	1,248
Total securities servicing fees	6,120	5,105	3,544
Asset and wealth management fees	3,135	2,060	545
Performance fees	83	93	35
Foreign exchange and other trading activities	1,462	786	415
Treasury services	518	348	209
Distribution and servicing	421	212	6
Financing-related fees	188	216	250
Investment income	112	149	160
Other	290	266	173
Total fee revenue	12,329	9,235	5,337
Securities gains (losses)	(1,628)	(201)	2
Total fee and other revenue	10,701	9,034	5,339
Net interest revenue
Interest revenue	5,638	5,751	3,740
Interest expense	2,687	3,451	2,241
Net interest revenue	2,951	2,300	1,499
Provision for credit losses	131	(10)	(20)
Net interest revenue after provision for credit losses	2,820	2,310	1,519
Noninterest expense
Staff	5,115	4,120	2,640
Professional, legal and other purchased services	1,126	781	381
Net occupancy	575	449	279
Distribution and servicing	517	268	17
Software	331	280	220
Furniture and equipment	324	267	190
Sub-custodian and clearing	313	383	333
Business development	279	190	108
Other	1,856	658	338
Subtotal	10,436	7,396	4,506
Amortization of intangible assets	482	319	76
Restructuring charge	181	-	-
Merger and integration expenses:
The Bank of New York Mellon Corporation	471	355	-
Acquired Corporate Trust Business	12	49	106
Total noninterest expense	11,582	8,119	4,688
Income
Income from continuing operations before income taxes	1,939	3,225	2,170
Provision for income taxes	497	998	694
Income from continuing operations	1,442	2,227	1,476
Income (loss) from discontinued operations, net of tax	3	(8)	1,371
Income before extraordinary (loss) and preferred dividends	1,445	2,219	2,847
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	(26)	(180)	-
Net income	1,419	2,039	2,847
Preferred dividends	(33)	-	-
Net income applicable to common stock	$1,386	$2,039	$2,847
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

The Bank of New York Mellon Corporation     93

CONSOLIDATED INCOME STATEMENT (continued)

The Bank of New York Mellon Corporation (and its subsidiaries)

	Year ended Dec. 31,
(in dollars unless otherwise noted)	2008	2007 (a)	2006 (a)
Earnings per common share (b)
Basic:
Income from continuing operations	$1.23	$2.41	$2.07
Income (loss) from discontinued operations, net of tax	-	(0.01)	1.92
Income before extraordinary (loss)	1.23	2.40	3.99
Extraordinary (loss), net of tax	(0.02)	(0.19)	-
Net income applicable to common stock	$1.21	$2.21	$3.99
Diluted:
Income from continuing operations	$1.22	$2.38	$2.04
Income (loss) from discontinued operations, net of tax	-	(0.01)	1.90
Income before extraordinary (loss)	1.22	2.37	3.94
Extraordinary (loss), net of tax	(0.02)	(0.19)	-
Net income applicable to common stock	$1.20	$2.18	$3.94
Average common shares and equivalents outstanding (b) (in thousands)
Basic	1,142,239	923,199	713,795
Common stock equivalents	10,382	11,505	8,612
Diluted	1,152,621	934,704	722,407

Anti-dilutive securities (in thousands) (c)	75,197	59,285	60,067
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	All earnings per share data and average shares outstanding are presented in post-merger share count terms.
(c)	Represents stock options outstanding but not included in the computation of diluted average shares because the exercise prices of the instruments were greater than the average fair value of our common stock during the periods.

See accompanying Notes to Consolidated Financial Statements.

94     The Bank of New York Mellon Corporation

CONSOLIDATED BALANCE SHEET

The Bank of New York Mellon Corporation (and its subsidiaries)

	Dec. 31,
(dollar amounts in millions, except per share amounts)	2008	2007
Assets
Cash and due from:
Banks	$4,881	$6,555
Federal Reserve and other central banks (Includes $53,270 of interest-bearing deposits at Dec. 31, 2008)	53,278	80
Other short-term investments – U.S. government-backed commercial paper, at fair value	5,629	-
Interest-bearing deposits with banks	39,126	34,312
Federal funds sold and securities purchased under resale agreements	2,000	9,108
Securities:
Held-to-maturity (fair value of $6,333 and $2,171)	7,371	2,180
Available-for-sale	32,064	46,518
Total securities	39,435	48,698
Trading assets	11,102	6,420
Loans	43,394	50,931
Allowance for loan losses	(415)	(327)
Net loans	42,979	50,604
Premises and equipment	1,686	1,731
Accrued interest receivable	619	739
Goodwill	15,898	16,331
Intangible assets	5,856	6,402
Other assets (includes $1,870 at fair value at Dec. 31, 2008)	15,023	16,676
Total assets	$237,512	$197,656
Liabilities
Deposits:
Noninterest-bearing (principally domestic offices)	$55,816	$32,372
Interest-bearing deposits in domestic offices	32,386	21,082
Interest-bearing deposits in foreign offices	71,471	64,671
Total deposits	159,673	118,125
Borrowing from Federal Reserve related to asset-backed commercial paper, at fair value	5,591	-
Federal funds purchased and securities sold under repurchase agreements	1,372	2,193
Trading liabilities	8,085	4,577
Payables to customers and broker-dealers	9,274	7,578
Commercial paper	138	4,079
Other borrowed funds	755	1,840
Accrued taxes and other expenses	4,052	8,101
Other liabilities (including allowance for lending related commitments of $114 and $167, also includes $324 at fair value at Dec. 31, 2008)	4,657	4,887
Long-term debt	15,865	16,873
Total liabilities	209,462	168,253
Shareholders’ equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 3,000,000 shares	2,786	-
Common equity:
Common stock-par value $0.01 per common share; authorized 3,500,000,000 common shares; issued 1,148,507,561 and 1,146,896,177 common shares	11	11
Additional paid-in capital	20,432	19,990
Retained earnings	10,250	10,015
Accumulated other comprehensive loss, net of tax	(5,426)	(574)
Less: Treasury stock of 40,262 and 912,896 common shares, at cost	(3)	(39)
Total common equity	25,264	29,403
Total shareholders’ equity	28,050	29,403
Total liabilities and shareholders’ equity	$237,512	$197,656

See accompanying Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation     95

CONSOLIDATED STATEMENT OF CASH FLOWS

The Bank of New York Mellon Corporation (and its subsidiaries)

	Year ended Dec. 31,
(in millions)	2008	2007 (a)	2006 (a)
Operating activities
Net income	$1,419	$2,039	$2,847
Income (loss) from discontinued operations, net of tax	3	(8)	1,371
Extraordinary (loss), net of taxes	(26)	(180)	-
Income from continuing operations	1,442	2,227	1,476
Adjustments to reconcile net income to cash provided by operating activities:
Provision for credit losses	131	(10)	(20)
Depreciation and amortization	887	826	490
Deferred tax (benefit) expense	(1,267)	(148)	398
Securities losses (gains) and venture capital income	1,659	141	(9)
Change in trading activities	(368)	1,947	847
Change in accruals and other, net	430	(992)	(67)
Net effect of discontinued operations	-	(21)	796
Net cash provided by operating activities	2,914	3,970	3,911
Investing activities
Change in interest-bearing deposits with banks	(13,995)	(10,625)	(3,810)
Change in interest-bearing deposits at the Federal Reserve and other central banks	(53,270)	-	-
Change in margin loans	1,233	(43)	921
Purchases of securities held-to-maturity	-	-	(567)
Paydowns of securities held-to-maturity	269	228	227
Maturities of securities held-to-maturity	238	233	116
Purchases of securities available-for-sale	(11,647)	(30,398)	(11,122)
Sales of securities available-for-sale	144	2,600	7,559
Paydowns of securities available-for-sale	5,038	4,862	4,553
Maturities of securities available-for-sale	5,584	16,023	4,510
Net principal received from (disbursed to) loans to customers	4,508	(3,647)	(5,551)
Sales of loans and other real estate	334	52	122
Change in federal funds sold and securities purchased under resale agreements	6,094	(2,612)	(2,689)
Change in seed capital investments	56	136	(216)
Purchases of premises and equipment/capitalized software	(303)	(313)	(221)
Acquisitions, net cash	(511)	1,431	2,135
Dispositions, net of cash included	310	-	(2,275)
Proceeds from the sale of premises and equipment	41	1	149
Other, net	(98)	506	(188)
Net effect of discontinued operations	-	(8)	-
Net cash used for investing activities	(55,975)	(21,574)	(6,347)
Financing activities
Change in deposits	48,859	19,067	3,304
Change in federal funds purchased and securities sold under repurchase agreements	(821)	75	(43)
Change in payables to customers and broker-dealers	1,696	313	(1,358)
Change in other funds borrowed	5,596	(772)	588
Change in commercial paper	(3,941)	(295)	139
Net proceeds from the issuance of long-term debt	2,647	4,617	1,527
Repayments of long-term debt	(4,082)	(1,131)	(567)
Proceeds from the exercise of stock options	182	475	217
Issuance of common stock	40	20	174
Tax benefit realized on share-based payment awards	14	55	37
Treasury stock acquired	(308)	(113)	(883)
Common cash dividends paid	(1,107)	(884)	(656)
Preferred dividends paid	(22)	-	-
Series B preferred stock issued	2,779	-	-
Warrant issued	221	-	-
Net effect of discontinued operations	-	41	-
Net cash provided by financing activities	51,753	21,468	2,479
Effect of exchange rate changes on cash	(438)	(69)	(85)
Change in cash and due from banks
Change in cash and due from banks	(1,746)	3,795	(42)
Cash and due from banks at beginning of period	6,635	2,840	2,882
Cash and due from banks at end of period (Dec. 31, 2008 and 2007 include $8 million and $80 million of noninterest-bearing cash at the Federal Reserve Bank)	$4,889	$6,635	$2,840
Supplemental disclosures
Interest paid	$2,704	$3,546	$2,322
Income taxes paid	2,455	1,390	652
Income taxes refunded	65	147	4
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

See accompanying Notes to Consolidated Financial Statements.

96     The Bank of New York Mellon Corporation

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

The Bank of New York Mellon Corporation (and its subsidiaries)

(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	ESOP loan	Total shareholders’ equity
Balance at Jan. 1, 2006	$-	$10	$9,654	$7,089	$(134)	$(6,736)	$(7)	$9,876
Comprehensive income:
Net income	-	-	-	2,847	-	-	-	2,847
Other comprehensive income, net of tax:	-	-	-	-	133	-	-	133
Adjustment to initially apply SFAS 158	-	-	-	-	(264)	-	-	(264)
Reclassification adjustment	-	-	-	-	(52)	-	-	(52)
Total comprehensive income	-	-	-	2,847	(183)	-	-	2,664
Dividends on common stock at $0.91 per share	-	-	-	(656)	-	-	-	(656)
Repurchase of common stock	-	-	-	-	-	(883)	-	(883)
Common stock issued under employee benefit plans	-	-	381	-	-	-	4	385
Stock awards and options exercised	-	-	-	-	-	43	-	43
Balance at Dec. 31, 2006	$-	$10	$10,035	$9,280	$(317)	$(7,576)	$(3)	$11,429 (a)
Adjustments for the cumulative effect of applying FSP FAS 13-2 and FIN 48, net of taxes of ($214)	-	-	-	(416)	-	-	-	(416)
Adjusted balance at Jan. 1, 2007	-	10	10,035	8,864	(317)	(7,576)	(3)	11,013
Comprehensive income:
Net income	-	-	-	2,039	-	-	-	2,039
Other comprehensive income, net of tax:	-	-	-	-	(231)	-	-	(231)
Reclassification adjustment	-	-	-	-	(26)	-	-	(26)
Total comprehensive income	-	-	-	2,039	(257)	-	-	1,782
Dividends on common stock at $0.95 per share	-	-	-	(884)	-	-	-	(884)
Repurchase of common stock	-	-	-	-	-	(113)	-	(113)
Common stock issued under employee benefit plans	-	-	25	-	-	2	3	30
Common stock issued in settlement of share repurchase agreements with broker-dealer counterparties	-	-	(35)	-	-	35	-	-
Stock awards and options exercised	-	-	644	-	-	69	-	713
Retirement of treasury stock	-	(3)	(7,541)	-	-	7,544	-	-
Merger with Mellon	-	4	16,846	-	-	-	-	16,850
Other	-	-	16	(4)	-	-	-	12
Balance at Dec. 31, 2007	$-	$11	$19,990	$10,015	$(574)	$(39)	$-	$29,403 (a)
Adjustments for the cumulative effect of applying EITF 06-04, 06-10 and SFAS 159, net of taxes of $24	-	-	-	(57)	-	-	-	(57)
Adjusted balance at Jan. 1, 2008	-	11	19,990	9,958	(574)	(39)	-	29,346
Comprehensive income:
Net income	-	-	-	1,419	-	-	-	1,419
Other comprehensive income, net of tax:	-	-	-	-	(5,824)	-	-	(5,824)
Reclassification adjustment	-	-	-	-	972	-	-	972
Total comprehensive income	-	-	-	1,419	(4,852)	-	-	(3,433)
Dividends on common stock at $0.96 per share	-	-	-	(1,107)	-	-	-	(1,107)
Dividends on preferred stock at $8.75 per share	-	-	-	(26)	-	-	-	(26)
Repurchase of common stock	-	-	-	-	-	(308)	-	(308)
Common stock issued under employee benefit plans	-	-	12	(3)	-	58	-	67
Common stock issued under direct stock purchase and dividend reinvestment plan	-	-	-	(1)	-	31	-	30
Series B preferred stock issued	2,779	-	-	-	-	-	-	2,779
Amortization of preferred stock discount	7	-	-	(7)	-	-	-	-
Stock awards and options exercised	-	-	200	-	-	249	-	449
Warrant issued in connection with TARP	-	-	221	-	-	-	-	221
Other	-	-	9	17	-	6	-	32
Balance at Dec. 31, 2008	$2,786	$11	$20,432	$10,250	$(5,426)	$(3)	$-	$28,050 (a)
(a)	Includes $11,429 million, $29,403 million and $25,264 million of total common shareholders’ equity at Dec. 31, 2006, Dec. 31, 2007 and Dec. 31, 2008, respectively.

See accompanying Notes to Consolidated Financial Statement

The Bank of New York Mellon Corporation     97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting and reporting policies

Basis of Presentation

The accounting and financial reporting policies of The Bank of New York Mellon Corporation, a global financial services company, conform to U.S. generally accepted accounting principles (GAAP) and prevailing industry practices. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that in 2009, actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Amounts subject to significant estimates are items such as the allowance for loan losses and lending related commitments, goodwill and intangible assets, pension and post-retirement obligations, the fair value of financial instruments and other-than-temporary impairments. Among other effects, such changes could result in future impairments of investment securities, goodwill and intangible assets and establishment of allowances for loan losses and lending related commitments as well as increased pension and post-retirement expense.

In addition to discontinued operations (see Note 4 of Notes to Consolidated Financial Statements), other immaterial reclassifications have been made to prior periods to place them on a basis comparable with current period presentation.

The consolidated financial statements include the accounts of the Company and its subsidiaries. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. Earnings on these investments are reflected in fee and other revenue as securities servicing fees or investment income, as appropriate, in the period earned. Our most significant equity method investments are:

Equity method investments at Dec. 31, 2008
(dollars in millions)	Percent Ownership	Book Value
Wing Hang	20.3%	$279
CIBC Mellon	50.0%	$506
ConvergEx	33.8%	$187

The income statement and balance sheet include results of acquired businesses accounted for under the purchase method of accounting pursuant to SFAS No. 141 “Business Combinations” and equity investments from the dates of acquisition. We record any contingent purchase payments when the amounts are resolved and become payable.

The Parent Corporation financial statements in Note 22 of Notes to Consolidated Financial Statements include the accounts of the Parent Corporation; those of a wholly owned financing subsidiary that functions as a financing entity for the Company and its subsidiaries by issuing commercial paper and other debt guaranteed by the Company; and MIPA, LLC, a single member company, created to hold and administer corporate owned life insurance. Financial data for the Parent Corporation, the financing subsidiary and the single member company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by the Company of their obligations.

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a potential variable interest entity (VIE). The Company’s assessment focuses on the dispersion of risks and rewards attributable to the potential VIE. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest. A company is deemed to be the primary beneficiary and thus required to consolidate a VIE, if the company has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, that will receive a majority of the VIE’s expected residual returns, or both. A “variable interest” is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets. “Expected losses” and “expected residual returns” are measures of variability in the expected cash flows of a VIE. When we transfer financial assets in a securitization to a VIE, the VIE must represent a qualifying special purpose entity (QSPE) or we would continue to consolidate the transferred financial assets. QSPE status is achieved when all conditions specified in SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” are met. Those conditions focus on whether the entity is demonstrably distinct from the Company, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other dispositions of assets. We also obtain

98     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

the required true-sale opinions from outside counsel on all securitizations. We have determined that all of our securitization trusts are QSPEs.

Nature of operations

The Company is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our seven business segments (Asset Management, Wealth Management, Asset Servicing, Issuer Services, Clearing Services, Treasury Services and Other), we serve the following major classes of customers—institutions, corporations, and high net worth individuals. For institutions and corporations we provide the following services:

•	investment management;

•	trust and custody;

•	foreign exchange;

•	securities lending;

•	depositary receipts;

•	corporate trust;

•	shareowner services;

•	global payment/cash management; and

•	banking services.

For individuals, we provide mutual funds, separate accounts, wealth management and private banking services. The Company’s asset management businesses provide investment products in many asset classes and investment styles on a global basis.

Trading account securities, available-for-sale, securities, and held-to-maturity securities

Securities are generally classified in the trading account securities portfolio, the available-for-sale securities portfolio or the held-to-maturity securities portfolio when they are purchased. Securities are classified as trading account securities when the intent is profit maximization through market appreciation and resale. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend to hold them until maturity. Seed capital investments are classified as other assets, trading account securities or available- for-sale securities, depending on the nature of the investment and management’s intent.

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

We conduct quarterly reviews to identify and evaluate investments that have indications of probable impairment. An investment in a debt or equity security is impaired if its market value is less than its carrying value. We examine various factors when determining whether an impairment is other-than-temporary. For debt securities, the primary factor is whether we expect all contractual principal and interest payments to be made on a timely basis. Examples of other factors that may indicate that an other-than-temporary impairment has occurred include:

•	Fair value is below cost;

•	The decline in fair value has existed for an extended period of time;

•	Management does not possess both the intent and the ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value;

•	The decline in fair value is attributable to specific adverse conditions affecting a particular investment;

•	The decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;

The Bank of New York Mellon Corporation     99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	A debt security has been downgraded by a rating agency; and

•	A debt security exhibits a cash flow deterioration.

•

For each non-agency residential mortgage-backed security, we compare the remaining credit enhancement that protects the individual security from losses against the projected total amount of credit losses expected to come from the underlying mortgage collateral, in order to determine whether such credit losses might directly impact the relevant security and, if so, whether an OTTI has occurred.

Securities with an unrealized loss that is determined to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses). A portion of the difference between the expected incurred loss and fair market value loss is accreted into interest revenue over management’s best estimate of the remaining life of the security.

The accounting policies for the determination of the fair value of financial instruments and other-than-temporary impairment have been identified as “critical accounting estimates” as they require us to make numerous assumptions based on available market data.

Loans and leases

Loans are reported net of any unearned discount. Loan origination and upfront commitment fees, as well as certain direct loan origination and commitment costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Deferred fees and costs are netted against outstanding loan balances. Loans held for sale are carried at the lower of aggregate cost or fair value.

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

Nonperforming assets

Commercial loans are placed on nonaccrual status when principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Residential mortgage and consumer loans are generally placed on nonaccrual status when, in our judgment, collection is in doubt or the loans are 90 days or more delinquent, subject to an impairment test. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against current period interest revenue. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when we believe the ultimate collectibility of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest payments become current.

A loan is considered to be impaired, as defined by SFAS No. 114, “Accounting by Creditors for Impairment of a Loan,” when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment allowance is measured on loans greater than $1 million and which meet the definition of an impaired loan per SFAS No. 114.

Impaired loans are required to be measured based upon the loan’s market price, the present value of expected future cash flows, discounted at the loan’s initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment allowance is established by either an allocation of the allowance for credit losses or by a provision for credit losses. Impairment allowances are not needed when the recorded investment in an impaired loan is less than the loan valuation.

In addition, securities for which there is uncertainty as to the expected collection of interest or principal, are also recorded on a nonaccrual basis similar to loans.

100     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Allowance for loans losses and allowance for lending related commitments

The allowance for loans losses, shown as a valuation allowance to loans, and the allowance for lending related commitments are referred to as the Company’s allowance for credit exposure. The accounting policy for the determination of the adequacy of the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

The allowance for loans losses is maintained to absorb losses inherent in the loan portfolio as of the balance sheet date based on our judgment. The allowance determination methodology is designed to provide procedural discipline in assessing the appropriateness of the allowance. Credit losses are charged against the allowance. Recoveries are added to the allowance.

The methodology for determining the allowance for lending related commitments considers the same factors as the reserve for loan losses, as well as an estimate of the probability of drawdown.

Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from 2 to 40 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over their identified useful lives.

Software

The Company capitalizes costs relating to acquired software and internal-use software development projects that provide new or significantly improved functionality. We capitalize projects that are expected to result in longer term operational benefits, such as replacement systems or new applications that result in significantly increased operational efficiencies or functionality. All other costs incurred in connection with an internal-use software project are expensed as incurred. Capitalized software is recorded in other assets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

years’ performance must generally exceed this shortfall prior to fees being earned. Amounts billable in subsequent years and which are subject to a clawback if performance thresholds in those years are not met are not recognized since the fees are potentially uncollectible. These fees are recognized when it is determined that they will be collected. When a multi-year performance contract provides that fees earned are billed ratably over the performance period, only the portion of the fees earned that are non-refundable are recognized.

Net interest revenue

Revenue on interest-earning assets and expense on interest-bearing liabilities is recognized based on the effective yield of the related financial instrument.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange on the balance sheet date. Transaction gains and losses are included in the income statement. Translation gains and losses on investments in foreign entities with functional currencies that are not the U.S. dollar are recorded as foreign currency translation adjustments in other comprehensive results. Revenue and expense accounts are translated monthly at an average monthly exchange rate.

Pension

The measurement date for the Company’s pension plans is Dec. 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield of high quality corporate bonds available in the marketplace. The net periodic pension expense or credit includes service costs, interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value and amortization of prior years’ actuarial gains and losses.

Actuarial gains and losses include the impact of plan amendments, gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from experience different from the assumed rate of return, changes in the discount rate or other assumptions. To the extent an actuarial gain or loss exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is recognized over the future service periods of active employees.

The market-related value utilized to determine the expected return on plan assets is based on the fair value of plan assets adjusted for the difference between expected returns and actual performance of plan assets. The difference between actual experience and expected returns on plan assets is included as an adjustment in the market-related value over a five-year period.

The Company’s accounting policy regarding pensions has been identified as a “critical accounting estimate” as it is regarded to be critical to the presentation of our financial statements since it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain.

Severance

The Company provides separation benefits through The Bank of New York Mellon Corporation Separation Plan, The Bank of New York Company, Inc. Separation Plan or the Mellon Financial Corporation Displacement Program to eligible employees separated or displaced from their jobs for business reasons not related to individual performance. Basic separation benefits are based on the employee’s years of continuous benefited service. Separation expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets or liabilities on the balance sheet.

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

Recognizing that changes in the value of derivatives used for hedging or the value of hedged items could result in significant ineffectiveness, we have processes in place that are designed to identify and evaluate such changes when they occur. Quarterly, we perform a quantitative effectiveness assessment and record any ineffectiveness in current earnings.

We discontinue hedge accounting prospectively when we determine that a derivative is no longer an effective hedge, the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading activities. For fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item. Accumulated gains and losses, net of tax effect, from cash flow hedges are reclassified from Other comprehensive income and recognized in current earnings in Other revenue upon receipt of the hedged cash flow.

The accounting policy for the determination of the fair value of derivative financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on the available market data.

Statement of cash flows

We have defined cash and cash equivalents as cash and due from banks and cash on deposits with the Federal Reserve and other central banks. Cash flows from hedging activities are classified in the same category as the items hedged.

Stock options

We adopted SFAS No. 123 (revised 2004) (“SFAS 123(R)”), “Share-Based Payment”, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation on Jan. 1, 2006, using the “modified prospective” method. Under this method, compensation cost is recognized beginning with the effective date: (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date; and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

period. The adoption of SFAS 123(R) increased pre-tax expense by $32 million in 2008 and $17 million in 2007, respectively.

2. Accounting changes and new accounting pronouncements

SFAS No. 157—Fair Value Measurements

SFAS No. 157 (“SFAS 157”), “Fair Value Measurements” defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and requires additional disclosures about fair value measurements. Under this framework, a three-level hierarchy has been established based on the transparency of the inputs to the valuation of an asset or liability. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. SFAS 157 nullifies the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts (and hybrid instruments measured at fair value under SFAS 133 as modified by SFAS 155) where we cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model if market participants would also include such an adjustment. SFAS 157 requires us to consider the effect of our own credit standing in determining the fair value of our liabilities. In addition, SFAS 157 prohibits the recognition of “block discounts” for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The requirements of SFAS 157 are applied prospectively, except for changes in fair value measurements that resulted from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption.

We adopted SFAS 157 as of Jan. 1, 2008. As a result of maximizing observable inputs as required by SFAS 157, we began to reflect external credit ratings as well as observable credit default swap spreads when measuring the fair value of our derivative positions. The cumulative effect of making this derivative valuation adjustment decreased foreign exchange and other trading revenue by $46 million in 2008. Approximately 1% of our assets and liabilities measured at fair value are in the lowest tier of the fair value hierarchy. See Note 24 of Notes to Consolidated Financial Statements.

SFAS No. 159—Fair Value Option

SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities” provides companies with an irrevocable option to elect fair value as the measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards. There was a one-time election available to apply this standard to existing financial instruments as of Jan. 1, 2008; otherwise, the fair value option will be available for financial instruments on their initial transaction date. The first re-measurement of existing financial instruments for which the option was elected was recorded as an adjustment to retained earnings; changes in the fair value subsequent to initial adoption were recorded in earnings.

We adopted SFAS 159 along with SFAS 157 on Jan. 1, 2008. We elected the fair value option for $390 million of existing loans and unfunded loan commitments where the related credit risks are primarily managed utilizing other financial instruments which are fair valued in earnings. This election better aligns the accounting and reflects our risk management practices. As a result of adopting the fair value option on these loans and commitments, we recorded a charge to retained earnings as of Jan. 1, 2008, of $36 million, after tax. See Note 25 of Notes to Consolidated Financial Statements.

EITF 06-4 and EITF 06-10—Split-Dollar Life Insurance

In September 2006, the FASB ratified Emerging Issues Task Force (EITF) 06-4, “Postretirement Benefits Associated with Split-Dollar Life Insurance Arrangements,” and in March 2007, the FASB ratified EITF 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.” EITF 06-4 and EITF 06-10 address endorsement and collateral assignment split-dollar life insurance arrangements, respectively, that provide a benefit to an employee that extends to postretirement periods. An endorsement split-dollar policy is owned and

104     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

controlled by the employer. However, a collateral assignment policy is owned and controlled by the employee. Both policy arrangements provide that the employer and an employee split the insurance policy’s cash surrender value and/or death benefits.

These EITFs require that the deferred compensation or postretirement benefit aspects of the split-dollar life insurance arrangements be recognized as a liability by the employer because the obligation is not effectively settled by the purchase of a life insurance policy. The liability for future benefits is recognized based on the substantive agreement with the employee, which may be either to provide a future death benefit or to pay for the future cost of the life insurance.

Both EITFs were effective Jan. 1, 2008. The adoption of these EITFs required us to record a net liability, in accordance with SFAS 106, of $21 million with an offsetting debit to retained earnings of $21 million.

FSP No. FIN 39-1—Amendment of FASB Interpretation No. 39

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1 (“FSP 39-1”) “Amendment of FASB Interpretation No. 39.” FSP 39-1 permits offsetting of fair value amounts recognized for the right to reclaim cash collateral (a receivable) or obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangements, and amends FIN No. 39 to replace the terms “conditional contracts” and “exchange contracts” with the term “derivative instruments,” as defined in SFAS 133. We adopted this FSP on Jan. 1, 2008. Beginning Jan. 1, 2008, we revised our accounting policy to net cash collateral received and cash collateral paid for derivative instruments executed with the same counterparty under the same master netting arrangements. The impact of adopting FSP 39-1 resulted in a reduction of trading account assets and trading account liabilities of $817 million and $1.8 billion, respectively, at Dec. 31, 2008.

FSP SFAS 133-1 and FIN 45-4—Disclosures about Derivatives and Certain Guarantees

In September 2008, the FASB issued FASB Staff Position No. SFAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.” This

FSP amends SFAS No. 133 to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FIN No. 45 to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the FASB’s intent about the effective date of SFAS No. 161. These disclosures were effective Dec. 31, 2008 and are included in Note 26 of Notes to Consolidated Financial Statements.

FSP SFAS 140-4 and FIN 46(R)-8—Transfer of financial assets and interests in VIEs

In December 2008, the FASB issued FASB Staff Position No. SFAS 140-4 and FIN 46(R)-8 (FSP 140-4), “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities”. FSP 140-4 amends FASB Statement No. 140 to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities.

Additionally, this FSP requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special purpose entity (“QSPE”) that holds a variable interest in the QSPE but was not the transferor (non-transferor) of financial assets to the QSPE; and (b) a servicer of a QSPE that holds a significant interest in the QSPE but was not the transferor (non-transferor) of financial assets to the QSPE. These disclosures were effective Dec. 31, 2008 and are included in Note 17 of Notes to Consolidated Financial Statements.

EITF 99-20-1—Other-than-temporary impairment

In January 2009, the FASB ratified EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue 99-20.” EITF 99-20-1 amends the impairment guidance in EITF 99-20 to achieve more consistent determination of whether an other-than-temporary impairment has occurred. EITF 99-20-1 was effective Dec. 31, 2008. The change in the impairment guidance with the issuance of FSP EITF 99-20-1 resulted in a reduction in impairment charges of approximately $115 million.

The Bank of New York Mellon Corporation     105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Other

Certain other prior year information has been reclassified to conform its presentation to the 2008 financial statements.

3. Acquisitions and dispositions

We frequently structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. We record the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable. Contingent payments totaled $211 million in 2008, including $5 million in stock.

At Dec. 31, 2008, we are potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures, could range from approximately $63 million to $221 million over the next 9 years. None of the potential contingent additional consideration was recorded as goodwill at Dec. 31, 2008.

Acquisitions in 2008

In January 2008, we acquired ARX Capital Management (“ARX”). Goodwill related to this acquisition is tax-deductible and was $147 million. Intangible assets (customer contracts) related to this transaction, with a life of 12 years, totaled $25 million. ARX is a leading independent asset management business, headquartered in Rio de Janeiro, Brazil. ARX specializes in Brazilian multi-strategy, long/short and long only investment strategies and had more than $2.8 billion in AUM. This transaction enables us to offer clients access to expanding investment opportunities and expertise in the Brazilian marketplace. The impact of this acquisition was not material to earnings per share.

On Dec. 31, 2008, we acquired the Australian (Ankura Capital) and U.K. (Blackfrairs Asset Management) businesses from our Asset Management joint venture with WestLB. Headquartered in Sydney, Australia, Ankura Capital manages approximately AUS $1 billion, while Blackfriars Asset Management, which is headquartered in London, England, has assets under management of $2.3 billion. Goodwill related to this transaction is tax deductible and was $19 million. The impact of this acquisition is not expected to be material to earnings per share.

Dispositions in 2008

In February 2008, we sold our B-Trade and G-Trade execution businesses to BNY ConvergEx Group. These businesses were sold at book value. The execution businesses contributed approximately $215 million of revenue and $45 million of pre-tax income in 2007.

On March 31, 2008, we sold a portion of the Estabrook Capital Management business which reduced our AUM by $2.4 billion. We retained approximately 30% of the AUM which are primarily managed by the Wealth Management segment. The impact of this disposition was not material to our results of operations.

In June 2008, we sold M1BB, based in Los Angeles, California. The sale reduced loan and deposit levels by $1.1 billion and $2.8 billion, respectively. There was no gain or loss recorded on this transaction. This transaction reflects our focus on reducing non-core activities. Pre-tax income for M1BB was $50 million for full year 2007 and was primarily comprised of net interest revenue.

On Oct. 1, 2008, we sold the assets of Gannett Welsh & Kotler, an investment management subsidiary with approximately $8 billion in AUM. The impact of this disposition was not material to our results of operations.

Acquisitions and dispositions in 2007

Merger with Mellon Financial Corporation

On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation (“Mellon Financial”) both merged into The Bank of New York Mellon Corporation, (together with its consolidated subsidiaries, (the “Company”), with the Company being the surviving entity. For accounting and financial reporting purposes, the merger was accounted for as a purchase of Mellon Financial. Financial results for periods subsequent to July 1, 2007 reflect the Company’s results. Financial results prior to July 1, 2007 reflect legacy The Bank of New York Company, Inc. only. In the transaction, each share of Mellon Financial $0.50 par value common stock was converted into one share of the Company’s $0.01 par value common stock and each share of The Bank of New York Company, Inc. $7.50 par value common stock was converted into 0.9434 shares of the Company’s $0.01 par value common stock.

106     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At June 30, 2007, Mellon Financial had total assets of $43 billion, total common shares outstanding of 418,330,448 and had 17,400 employees. Mellon Financial’s total revenue and net income from continuing operations for the first six months of 2007 were $2.9 billion and $524 million, respectively.

The merger with Mellon Financial added approximately $33 billion of interest-earning assets, including $18 billion of securities, $7 billion of loans and $6 billion of other money market investments. The merger also provided the following funding sources: $21 billion of interest-bearing deposits, $8 billion of noninterest-bearing deposits, $4 billion of long-term debt and $1 billion of federal funds purchased. Goodwill and intangibles related to the merger with Mellon Financial were approximately $16 billion.

Purchase price and goodwill—Mellon Financial

The purchase price has been allocated to the assets acquired and liabilities assumed using their fair values at the merger date. The computation of the purchase price and the allocation of the purchase price to the net assets of Mellon Financial, based on their respective fair values at July 1, 2007, and the resulting amount of goodwill are presented in the following table. Changes to the carrying amount of goodwill and intangible assets, since the merger date, reflect additional information obtained about the fair value of the assets acquired and liabilities assumed.

(dollar amounts in millions, except per share amounts) (a)	July 1, 2007
Purchase price of Mellon Financial:
Mellon Financial net common shares outstanding	418,330,448
Exchange ratio	1.00
The Bank of New York Mellon Corporation shares	418,330,448
Average price per share	$39.86

Purchase price of Mellon Financial shares		$16,675
Estimated fair value of outstanding Mellon Financial stock options		302

Total purchase price		$16,977

Net Mellon Financial assets acquired:
Mellon Financial shareholders’ equity		$5,194
Mellon Financial goodwill and intangibles		(2,925)
Unrecognized compensation on unvested stock options and restricted stock		126
Estimated adjustments to reflect assets at fair value:
Loans and leases, net		(199)
Premises and equipment		15
Identified intangibles		5,010
Other assets		509
Estimated adjustments to reflect liabilities at fair value:
Deposits		(4)
Long-term debt		(18)
Other liabilities		(156)
Deferred taxes:
Related to new intangibles carrying value	(1,705)
Related to stock options	(40)
Related to all other adjustments	208

Total deferred tax adjustments		(1,537)
Estimated exit and transactions costs		(203)

Total net assets acquired and adjustment to fair value		5,812

Goodwill		$11,165
(a)	Goodwill resulting from the merger reflects adjustments of the allocation of the purchase price to the net assets acquired through Sept. 30, 2008.

The Bank of New York Mellon Corporation     107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Components of the fair value of acquired, identifiable intangible assets related to the acquisition of Mellon Financial as of July 1, 2007 are as follows:

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

The following condensed statement of net assets acquired reflects the fair value of Mellon Financial’s net assets as of July 1, 2007.

Mellon Financial’s net assets
(in millions)	July 1, 2007
Assets
Cash and cash equivalents	$7,928
Securities	18,397
Trading assets	1,305
Loans, net of allowance	6,840
Goodwill and other intangible assets	16,074
All other assets	6,249
Total assets	$56,793
Liabilities
Deposits	$28,990
Short-term borrowings	1,943
All other liabilities	4,566
Long-term debt	4,317
Total liabilities	$39,816
Net assets acquired	$16,977

Other 2007 acquisitions and dispositions

In December 2007, we completed the acquisition of the remaining 50% interest in ABN AMRO Mellon Global Securities Services B.V. (“ABN AMRO Mellon”). ABN AMRO Mellon, a 50-50 joint venture company established by Mellon Bank, N.A. and ABN AMRO Bank N.V. in 2003 to provide global custody and related services to institutions outside North America, is now known as BNY Mellon Asset Servicing B.V. and is included in the Asset Servicing segment. The acquisition added $1.0 billion of loans

(overdrafts that have been repaid), $3.5 billion of money market assets and $4.5 billion of deposits in 2007.

In January 2007, certain clearing and custody relationships rights were acquired by our Pershing subsidiary. The transaction involved 46 organizations, comprised of 30 registered investment advisor firms and 16 introducing broker-dealer firms.

In March 2007, we sold our 49% stake in joint venture BNY Mortgage Co. to EverBank Financial Corp. The transaction is consistent with our strategy to focus on asset management and securities servicing.

In June 2007, we sold our 30% equity investment in RBS International Securities Services (Holdings) Limited to BNP Paribas Securities Services.

Acquisitions and dispositions in 2006

During 2006, five businesses were acquired for a total cost of $2.6 billion. Goodwill and the tax-deductible portion of goodwill related to 2006 acquisitions was $1.8 billion and $1.6 billion, respectively.

Purchase of Acquired Corporate Trust Business and sale of Retail Business

On Oct. 1, 2006, we sold our Retail Business to JPMorgan Chase for the net asset value plus a premium of $2.3 billion. JPMorgan Chase sold its corporate trust business to us for the net asset value plus a premium of $2.15 billion. The difference between premiums resulted in a net cash payment of $150 million. We recorded an after-tax gain of $1.2 billion on the sale of the Retail Business. For further details, see Note 4 of Notes to Consolidated Financial Statements.

On Oct. 2, 2006, we completed the transaction resulting in the formation of BNY ConvergEx Group. BNY ConvergEx Group brought together BNY Securities Group’s trade execution, commission management, independent research and transition management business with Eze Castle Software, a leading provider of trade order management and related investment technologies.

The Company, as successor to The Bank of New York Company, Inc. and GTCR Golder Rauner, LLC each hold a 33.8% stake in BNY ConvergEx Group, with the balance held by Eze Castle Software’s investors and BNY CoverEx Group’s management team.

108     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pro forma condensed combined financial information

On a pro forma basis, if the merger with Mellon Financial and the acquisition of the Acquired Corporate Trust Business had occurred on Jan. 1, 2006, the transactions would have had the following impact:

	2007		2006
(dollar amounts in millions, except per share amounts)	Reported	Pro forma	Reported	Pro forma
Revenue	$11,334	$14,219	$6,838	$12,732
Income from continuing operations	2,227	3,000	1,476	2,497
Net income	2,039	2,815	2,847	2,463
Diluted earnings per share:
Income from continuing operations	$2.38	$2.63	$2.04	$2.20
Net income	2.18	2.46	3.94	2.17

The pro forma results are based on adding the pre-tax historical results of Mellon Financial and the Acquired Corporate Trust Business to our results and primarily adjusting for amortization of intangibles created in the transaction and taxes. The pro forma data does not include adjustments to reflect our operating costs or expected differences in the way funds generated by the Acquired Corporate Trust Business are invested. The pro forma data is intended for informational purposes and is not indicative of the future results of operations.

4. Discontinued operations

On Oct. 1, 2006, we acquired JPMorgan Chase’s corporate trust business and JPMorgan Chase acquired our Retail Business. We adopted discontinued operations accounting for our Retail Business. The results from continuing operations exclude the results of our Retail Business and include the operations of the Acquired Corporate Trust Business only after Oct. 1, 2006.

In accordance with GAAP, the results for the Retail Business are reported separately as discontinued operations for all periods presented. Net interest revenue in 2006 was computed by allocating investment securities and federal funds sold and related interest income to discontinued operations to match the amount and duration of the assets sold with the amount and duration of the liabilities sold. In addition, certain residual activity from businesses that Mellon Financial had reported as discontinued operations prior to the merger are also included as discontinued operations after July 2007.

There were no assets and liabilities of discontinued operations at Dec. 31, 2008 and Dec. 31, 2007.

Summarized financial information for discontinued operations is as follows:

Discontinued operations (in millions)	2008	2007 (a)	2006 (a)
Fee and other revenue	$16	$16	$2,372	(b)
Net interest revenue	-	-	457
Total revenue	$16	$16	$2,829
Income (loss) from discontinued operations	$11	$(16)	$2,426
Provision (benefit) for income taxes	8	(8)	1,055
Income (loss) from discontinued operations, net of taxes	$3	$(8)	$1,371
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York, Inc. only.
(b)	Including the $2.2 billion pre-tax gain on the sale of the Retail Business.

The Bank of New York Mellon Corporation     109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. Goodwill and Intangible assets

Goodwill

The level of goodwill decreased in 2008 due to the effect of foreign exchange translation on non-U.S. dollar denominated goodwill and the sale of M1BB,

partially offset by the acquisition of ARX Capital Management.

The table below provides a breakdown of goodwill by business segment. Goodwill impairment testing is performed annually at the business segment level. No impairment losses were recorded in 2008 and 2007.

Goodwill by segment (in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Other	Total
Balance at Dec. 31, 2007	$7,054	$2,362	$3,291	$2,413	$1,119	$92	$-	$16,331
Acquisitions/dispositions	184	-	(11)	52	(50)	-	(178)	(3)
Transfer between segments (a)	-	(255)	-	-	-	-	255	-
Foreign exchange translation	(501)	-	(162)	(4)	(51)	-	-	(718)
Other (b)	481	(413)	242	2	(116)	31	61	288
Balance at Dec. 31, 2008	$7,218	$1,694	$3,360	$2,463	$902	$123	$138	$15,898
(a)	Transfer reflects the movements of M1BB and MUNB to the Other segment from the Wealth Management segment.
(b)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

Intangible assets not subject to amortization are tested annually for impairment or more often if events or circumstances indicate they may be impaired. The decrease in intangible assets in 2008 compared with 2007 resulted from intangible amortization, foreign exchange translation on non-U.S. dollar denominated intangible assets and the sale of M1BB, partially offset by the acquisition of

ARX Capital Management. Intangible amortization expense was $482 million, $319 million and $76 million in 2008, 2007 and 2006, respectively. No impairment losses were recorded on intangible assets in 2008 or 2007.

The table below provides a breakdown of intangible assets by business segment.

Intangible assets – net carrying amount by segment
(in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Other	Total
Balance at Dec. 31, 2007	$3,364	$643	$505	$919	$710	$261	$-	$6,402
Acquisitions/dispositions	27	-	(2)	19	10	-	(22)	32
Transfer between segments	-	(37)	-	-	-	-	37	-
Amortization	(255)	(60)	(24)	(80)	(26)	(27)	(10)	(482)
Foreign exchange translation	(130)	-	(12)	(6)	(7)	-	-	(155)
Other (a)	(411)	(206)	(165)	(18)	12	(5)	852	59
Net carrying amount at Dec. 31, 2008	$2,595	$340	$302	$834	$699	$229	$857	$5,856
(a)	Other changes in intangible assets primarily reflect reclassifications.

110     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Intangible assets	Dec. 31, 2008				Dec. 31, 2007
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining Weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships-Asset and Wealth Management	$1,923	$(463)	$1,460	12 yrs.	$1,933	$(175)	$1,758
Customer contracts-Institutional services	2,051	(413)	1,638	15 yrs.	2,039	(263)	1,776
Deposit premiums	68	(43)	25	3 yrs.	106	(24)	82
Other	89	(20)	69	7 yrs.	64	(2)	62
Total subject to amortization	$4,131	$(939)	$3,192	14 yrs.	$4,142	$(464)	$3,678
Not subject to amortization (a)
Trade name	$1,358	N/A	$1,358	N/A	$1,369	N/A	$1,369
Customer relationships	1,306	N/A	1,306	N/A	1,355	N/A	1,355
Total not subject to amortization	$2,664	N/A	$2,664	N/A	$2,724	N/A	$2,724
Total intangible assets	$6,795	$(939)	$5,856	N/A	$6,866	$(464)	$6,402
(a)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2009	$417
2010	382
2011	352
2012	324
2013	279

6. Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years.

Securities	Dec. 31, 2008				Dec. 31, 2007
	Amortized cost	Gross unrealized		Fair value	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses			Gains	Losses
Available-for-sale:
U.S. Government obligations	$746	$36	$1	$781	$436	$2	$-	$438
U.S. Government agencies	1,259	40	-	1,299	777	1	-	778
Obligations of states & political subdivisions	896	8	21	883	474	4	-	478
Mortgage-backed securities	30,247	232	6,104	24,375	41,254	153	605	40,802
Asset-backed securities	2,216	2	645	1,573	2,328	24	131	2,221
Equity securities	1,392	-	29	1,363	505	11	7	509
Other debt securities	1,884	36	130	1,790	1,345	2	55	1,292
Total securities available-for-sale	38,640	354	6,930	32,064	47,119	197	798	46,518
Held-to-maturity:
Obligations of states and political subdivisions	193	2	2	193	241	2	-	243
Mortgage-backed securities	7,171	24	1,062	6,133	1,921	13	24	1,910
Other debt securities	4	-	-	4	16	-	-	16
Other equity securities	3	-	-	3	2	-	-	2
Total securities held-to-maturity	7,371	26	1,064	6,333	2,180	15	24	2,171
Total securities	$46,011	$380	$7,994	$38,397	$49,299	$212	$822	$48,689

The Bank of New York Mellon Corporation     111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At Dec. 31, 2008, almost all of the unrealized losses are attributable to wider credit spreads reflecting market illiquidity. We have the ability and intent to hold these securities until their value recovers or until maturity. We believe that all of our unrealized losses are temporary in nature. At Dec. 31, 2008, we believe that it is probable that we will collect all contractually due principal and interest on these securities.

Temporarily impaired securities

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for greater than twelve months.

Temporarily impaired securities	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Dec. 31, 2008:
Mortgage-backed securities	$996	$354	$21,255	$6,812	$22,251	$7,166
Asset-backed securities	159	53	1,338	592	1,497	645
State and political subdivisions	247	8	327	15	574	23
U.S. Government obligations	-	-	30	1	30	1
Other debt securities	67	8	199	122	266	130
Equity securities	10	6	33	23	43	29
Total temporarily impaired securities	$1,479	$429	$23,182	$7,565	$24,661	$7,994
Dec. 31, 2007:
Mortgage-backed securities	$17,591	$416	$10,673	$213	$28,264	$629
Asset-backed securities	144	37	454	94	598	131
Other debt securities	396	55	-	-	396	55
Equity securities	19	6	19	1	38	7
Total temporarily impaired securities	$18,150	$514	$11,146	$308	$29,296	$822

The amortized cost and fair values of securities at Dec. 31, 2008, by contractual maturity, are as follows:

Securities by contractual maturity at Dec. 31, 2008	Available-for-sale		Held-to-maturity
(in millions)	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$477	$468	$4	$4
Due after one year through five years	2,735	2,834	3	3
Due after five years through ten years	528	528	13	13
Due after ten years	1,045	923	177	177
Mortgage-backed securities	30,247	24,375	7,171	6,133
Asset-backed securities	2,216	1,573	-	-
Equity securities	1,392	1,363	3	3
Total securities	$38,640	$32,064	$7,371	$6,333

112     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Realized gross gains on the sale of securities available-for-sale were $5 million in 2008 and $29 million in 2007. There were $1.6 billion of recognized gross losses in 2008 and $230 million of recognized gross losses in 2007. In 2008, we recorded a $1.6 billion (pre-tax) net loss primarily for other than temporary impairment, comprised of the following:

Securities losses (impairment charges)
(in millions)	2008	2007
Alt-A RMBS	$1,236	$-
Prime/Other RMBS	12	-
Subprime RMBS	12	-
ABS CDOs	122	201
Home equity lines of credit	104	-
SIV securities	70	-
Other	72	-
Total net securities losses (impairment charges)	$1,628	$201

Securities with residential mortgage loans as underlying collateral are evaluated regularly for other- than-temporary impairment based on our projections of the collateral’s expected credit losses. Specifically, for each non-agency residential mortgage-backed security, we compare the remaining credit enhancement that protects the individual security from losses against the projected total amount of credit losses expected to come from the underlying mortgage collateral, in order to determine whether such credit losses might directly impact the relevant security and, if so, whether an OTTI has occurred. Furthermore, should the expected performance of the security’s underlying collateral deteriorate, additional impairments may be recorded against the security in future periods, as necessary.

At Dec. 31, 2008, assets amounting to $39.6 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $23.2 billion of securities, $6.3 billion of interest-bearing deposits with banks, $5.6 billion of other short-term investments—U.S. government-backed commercial paper and $4.5 billion of loans. Included in these pledged assets was securities available-for-sale of $574 million which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. We obtain securities under resale, securities borrowed and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2008, the market value of the securities received that can be sold or repledged was $22.8 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2008, the market value of collateral repledged and sold was $545 million.

7. Loans

For details of our loan distribution and industry concentrations of credit risk at Dec. 31, 2008 and 2007, see the “Loans by product” table on page 56, which is incorporated by reference into these Notes to Consolidated Financial Statements.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $12 million, $35 million, and $211 million at Dec. 31, 2008, 2007, and 2006, respectively. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

The composition of our loan portfolio is shown in the following table:

Composition of loan portfolio
	Dec. 31
(in millions)	2008	2007
Commercial	$7,205	$7,466
Real estate	7,498	7,367
Wealth loans	1,866	1,857
Lease financings	4,006	4,967
Banks and other financial institutions	8,090	12,677
Loans for purchasing or carrying securities	4,099	6,208
Margin loans	3,977	5,210
Government and official institutions	1,437	312
Other	5,216	4,867
Less: Allowance for loan losses	(415)	(327)
Total loans	$42,979	$50,604

The Bank of New York Mellon Corporation     113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses
(in millions)	Allowance for loan losses	Allowance for lending- related commitments	Allowance for credit losses
Balance at Dec. 31, 2005 (a)	$326	$144	$470
Charge-offs:
Commercial	(27)	-	(27)
Foreign	(2)	-	(2)
Total charge-offs	(29)	-	(29)
Recoveries:
Commercial	3	-	3
Foreign	7	-	7
Leasing	4	-	4
Other	2	-	2
Total recoveries	16	-	16
Net charge-offs	(13)	-	(13)
Provision	(26)	6	(20)
Balance at Dec. 31, 2006 (a)	$287	$150	$437
Additions resulting from merger with Mellon Financial	43	87	130
Charge-offs: (b)
Commercial	(16)	(6)	(22)
Leasing	(36)	-	(36)
Foreign	(19)	-	(19)
Other	(1)	-	(1)
Total charge-offs	(72)	(6)	(78)
Recoveries: (b)
Commercial	1	-	1
Leasing	13	-	13
Foreign	1	-	1
Total recoveries	15	-	15
Net charge-offs	(57)	(6)	(63)
Provision (b)	54	(64)	(10)
Balance at Dec. 31, 2007 (b)	$327	$167	$494
Charge-offs:
Commercial	(30)	-	(30)
Commercial real estate	(15)	-	(15)
Foreign	(17)	-	(17)
Other residential mortgages	(20)	-	(20)
Wealth management	(1)	-	(1)
Total charge-offs	(83)	-	(83)
Recoveries:
Commercial	2	-	2
Leasing	3	-	3
Foreign	4	-	4
Other	1	-	1
Total recoveries	10	-	10
Net charge-offs	(73)	-	(73)
Sale of M1BB	(11)	(2)	(13)
SFAS 159 adoption	(10)	-	(10)
Provision	182	(51)	131
Balance at Dec. 31, 2008	$415	$114	$529
(a)	Legacy The Bank of New York Company, Inc. only.
(b)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc.

The table below sets forth information about our nonperforming assets and impaired loans.

Nonperforming assets and impaired loans
	Dec. 31,
(in millions)	2008	2007	2006 (a)
Loans:
Commercial real estate	$124	$40	$-
Residential real estate	99	20	2
Commercial	60	39	26
Wealth management	1	-	-
Total domestic	284	99	28
Foreign	-	87	9
Total nonperforming loans	284	186	37
Other assets owned	8	4	1
Total nonperforming assets	$292	$190	$38
Impaired loans with an allowance	$165	$141	$8
Impaired loans without an allowance (b)	21	17	19
Total impaired loans	$186	$158	$27
Allowance for impaired loans (c)	$51	$34	$1
Average balance of impaired loans during the year	178	27	41
Interest income recognized on impaired loans during the year	-	-	2
(a)	Legacy The Bank of New York Company, Inc. only.
(b)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(c)	The allowance for impaired loans is included in the allowance for loan losses.

Past due loans at year-end
(in millions)	2008	2007	2006 (a)
Domestic:
Consumer	$27	$-	$9
Commercial	315	343	7
Total domestic	342	343	16
Foreign	-	-	-
Total past due loans	$342	$343	$16
(a)	Legacy The Bank of New York Company, Inc. only.

Lost interest
	Dec. 31,
(in millions)	2008	2007	2006 (a)
Amount by which interest income recognized on nonperforming loans exceeded reversals:
Total	$-	$1	$1
Foreign	-	-	-
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:
Total	$12	$6	$1
Foreign	-	2	-
(a)	Legacy The Bank of New York Company, Inc. only.

114     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

At Dec. 31, 2008, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

We use the discounted cash flow method as the primary method for valuing impaired loans.

8. Other assets

Other assets
	Dec. 31,
(in millions)	2008	2007
Accounts receivable	$4,057	$4,889
Corporate/bank owned life insurance	3,781	3,594
Equity in joint ventures and other investments (a)	2,421	2,400
Fails to deliver	1,394	1,650
Margin deposits	1,275	511
Software	607	519
Prepaid expenses	422	329
Prepaid pension assets	371	1,657
Due from customers on acceptances	265	81
Other	430	1,046
Total other assets	$15,023	$16,676
(a)	Includes Federal Reserve Bank stock of $342 million and $366 million, respectively, at cost.

9. Deposits

The aggregate amount of time deposits in denominations of $100,000 or greater was approximately $57.1 billion at Dec. 31, 2008 and $43.4 billion at Dec. 31, 2007. At Dec. 31, 2008, the scheduled maturities of all time deposits for the years 2009 through 2013 and 2014 and thereafter are as follows: $56.6 billion; $411 million; $31 million; $13 million; $0 million; and $74 million, respectively.

10. Other fee revenue

In 2008, other fee revenue included $86 million of asset related gains, and $34 million of expense reimbursement from joint ventures. Asset related gains in 2008 include the $42 million gain associated with the initial public offering by VISA.

In 2007, other fee revenue included $58 million of expense reimbursements from joint ventures, $41 million of net economic value payments related to the Acquired Corporate Trust Business, and a $28 million settlement received for early termination of a contract with a clearing business.

In 2006, other fee revenue included a pre-tax gain of $35 million related to the conversion of our New York Stock Exchange seats into cash and shares of NYSE Group, Inc. common stock, some of which were sold.

Other fee revenue also includes equity in earnings of unconsolidated subsidiaries of $32 million, $56 million and $47 million in 2008, 2007 and 2006, respectively.

11. Net interest revenue

Net interest revenue
(in millions)	2008	2007 (a)	2006 (a)
Interest revenue
Non-margin loans	$1,113	$1,884	$1,449
Margin loans	183	332	330
Securities:
Taxable	2,237	1,887	1,101
Exempt from federal income taxes	36	18	29
Total securities	2,273	1,905	1,130
Other short-term investments—U.S. government-backed commercial paper	71	-	-
Deposits with banks	1,752	1,242	538
Deposits with the Federal Reserve and other central banks	27	-	-
Federal funds sold and securities purchased under resale agreements	150	290	130
Trading assets	69	98	163
Total interest revenue	5,638	5,751	3,740
Interest expense
Deposits in domestic offices	339	577	387
Deposits in foreign offices	1,437	1,812	1,047
Borrowings from Federal Reserve related to ABCP	53	-	-
Federal funds purchased and securities sold under repurchase agreements	57	125	104
Other borrowed funds	90	91	100
Customer payables	69	177	167
Long-term debt	642	669	436
Total interest expense	2,687	3,451	2,241
Net interest revenue	$2,951	$2,300	$1,499
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

The Bank of New York Mellon Corporation     115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. Noninterest expense

The following table provides a breakdown of total noninterest expense.

Noninterest expense
(in millions)	2008	2007 (a)	2006 (a)
Staff	$5,115	$4,120	$2,640
Professional, legal and other purchased services	1,126	781	381
Net occupancy	575	449	279
Distribution and servicing	517	268	17
Software	331	280	220
Furniture and equipment	324	267	190
Business development	279	190	108
Sub-custodian	233	200	134
Communications	128	109	97
Clearing	80	183	199
Support agreement charges	894	3	-
Amortization of intangible assets	482	319	76
M&I expenses	483	404	106
Restructuring charge	181	-	-
Other	834	546	241
Total noninterest expense	$11,582	$8,119	$4,688
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

In 2008, we recorded support agreement charges of $894 million (pre-tax), or $0.46 per share.

In response to market events in 2008, we voluntarily provided support to clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, impacted by the Lehman bankruptcy. The support agreements related to:

•	five commingled cash funds used primarily for overnight custody cash sweeps;
•	the BNY Mellon Institutional Cash Reserve Fund used for the reinvestment of cash collateral within our securities lending business; and
•	four Dreyfus money market funds.

These support agreements are designed to enable these funds with Lehman holdings to continue to operate at a stable share price of $1.00. Support agreement charges in 2008 primarily reflect our estimate of the potential liability of Lehman at a value of 9.75% at Dec. 31, 2008.

Additionally, the following support agreements were also executed in 2008:

•	An agreement covering SIV exposures in a Sterling-denominated NAV fund in the Asset Management segment;
•	An agreement for a commingled short-term NAV fund covering securities related to Whistle Jacket Capital/White Pine Financial, LLC in the Asset Servicing segment; and
•	Agreements providing support to a collective investment pool in the Asset Management segment.

13. Restructuring charge

In the fourth quarter of 2008, the Company announced that due to weakness in the global economy, it would reduce its workforce by approximately 4%, or 1,800 positions. The goals of this workforce reduction are to reduce expense growth and further improve the efficiency of the organization.

As a result, in the fourth quarter of 2008, we recorded a pre-tax restructuring charge of $181 million, or $0.09 per common share, in accordance with SFAS No. 146. This pronouncement permits charges recorded under other accounting standards to be presented along with those recorded under SFAS 146 in a separate line, restructuring charge, on the Consolidated Statement of Income, provided those costs are incurred in connection with a restructuring event. The charge included:

•	$166 million related to employee severance;
•	$9 million for stock-based incentive acceleration;
•	$5 million for other compensation costs; and
•	$1 million for other non-personnel expenses, directly related to the workforce reduction.

The restructuring charge for 2008 is presented below by business segment. The charge was recorded in the Other segment as this restructuring was a corporate initiative and not directly related to the operating performance of these segments in 2008.

Restructuring charge by segment
(in millions)	2008
Asset management	$64
Asset servicing	34
Issuer services	15
Wealth management	13
Treasury services	6
Clearing services	6
Other (including shared services)	43
Total restructuring charge	$181

116     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. Income taxes

Provision for income taxes from continuing operations
	Year ended Dec. 31,
(in millions)	2008	2007 (a)	2006 (a)
Current taxes:
Federal	$854	$801	$(30)
Foreign	488	237	232
State and local	422	108	94
Total current tax expense	1,764	1,146	296
Deferred taxes:
Federal	(869)	(99)	425
Foreign	(1)	(9)	-
State and local	(397)	(40)	(27)
Total deferred tax expense (benefit)	(1,267)	(148)	398
Provision for income taxes	$497	$998	$694
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

The components of income before taxes are as follows:

Components of income before taxes
	Year ended Dec. 31,
(in millions)	2008	2007 (a)	2006 (a)
Domestic	$210	$2,154	$1,582
Foreign	1,729	1,071	588
Income before taxes	$1,939	$3,225	$2,170
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

The components of our net deferred tax liability included in accrued taxes and other expenses are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2008	2007	2006 (a)
Depreciation and amortization	$2,666	$2,645	$757
Lease financings	1,411	3,010	3,298
Pension obligations	146	609	237
Securities valuation	(2,360)	(193)	92
Reserves not deducted for tax	(1,351)	(905)	(175)
Credit losses on loans	(224)	(221)	(201)
Net operating loss carryover	(189)	(485)	(323)
Tax credit carryovers	-	(404)	(286)
Other assets	(468)	(478)	(175)
Other liabilities	433	438	248
Net deferred tax liability	$64	$4,016	$3,472
(a)	Legacy The Bank of New York Company, Inc. only.

We have federal net operating loss carryovers of $539 million (for which we have recorded a $189 million tax benefit) related to a separate filing of a group of certain leasing subsidiaries which begin to expire in 2023. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2008, we had approximately $1.428 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no provision has been recorded for income tax that would occur if repatriated. It is not practicable at this time to determine the income tax liability that would result upon repatriation of these earnings.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Dec. 31,
	2008	2007	2006 (a)
Federal rate	35%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	4.0	1.3	2.0
Credit for synthetic fuel investments	0.1	(0.7)	(1.8)
Credit for low-income housing investments	(2.7)	(1.0)	(1.7)
Tax-exempt income	(3.4)	(1.6)	(1.4)
Foreign operations	(13.0)	(3.2)	(0.7)
SILO/LILO adjustment	6.8	-	-
Other – net	(1.2)	1.2	0.6
Effective rate	25.6%	31.0%	32.0%
(a)	Legacy The Bank of New York Company, Inc. only.

FIN 48 Unrecognized tax positions
(in millions)	2008	2007
Beginning balance at Jan. 1, – gross	$977	$842
Unrecognized tax benefits acquired	(2)	44
Prior period tax positions:
Increases	832	91
Decreases	(155)	(5)
Current period tax positions	75	5
Settlements	(1,538)	-
Ending balance at Dec. 31, – gross	$189	$977
Amount affecting effective tax rate if recognized	$189	$170

Our total tax reserves as of Dec. 31, 2008 were $189 million compared with $977 million at Dec. 31, 2007. The decrease is primarily due to the settlement of the SILO/LILO issues. If these tax reserves were unnecessary, $189 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance

The Bank of New York Mellon Corporation     117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

sheet at Dec. 31, 2008 is accrued interest, where applicable, of $45 million. The additional tax expense related to interest for the year ended Dec. 31, 2008 was $248 million compared with $77 million for the year ended Dec. 31, 2007.

Our federal consolidated income tax returns are closed to examination through 2002. Our New York State and New York City return examinations have been completed through 1996. Our United Kingdom income tax returns are closed through 2002.

15. Extraordinary (loss) – consolidation of commercial paper conduits

Since 2000, we have sold and distributed securities for Old Slip Funding, LLC (“Old Slip”), an asset- backed commercial paper securitization program. On Dec. 30, 2008, we voluntarily called the first loss notes of Old Slip, making us the primary beneficiary and triggering the consolidation of Old Slip (approximately $125 million in assets). The consolidation resulted in the recognition of an extraordinary loss (non-cash accounting charge) of $26 million, net of a tax benefit of $19 million. The extraordinary loss represents the current mark-to-market discount from par associated with spread-widening for the assets in Old Slip. The diluted earnings per common share impact of the extra-ordinary loss was $0.02 per common share.

The fair value of Old Slip’s asset-backed securities portfolio totaled approximately $78 million at Dec. 31, 2008. The credit rating on Old Slip’s mortgage-backed securities at Dec. 31, 2008 was 66% AAA, 8% AA and 26% other.

On Dec. 31, 2007, we called the first loss notes of Three Rivers Funding Corporation (“TRFC”), making us the primary beneficiary and triggering the consolidation of TRFC. The consolidation resulted in the recognition of an extraordinary loss (non-cash accounting charge) of $180 million, net of a tax benefit of $122 million.

The extraordinary loss represents the mark to market discount from par at Dec. 31, 2007, associated with spread widening for the assets in TRFC. The diluted earnings per common share impact of the extraordinary loss was $0.19 per common share.

In addition to the extraordinary loss, the size of the Dec. 31, 2007 balance sheet increased by the full amount of third party commercial paper funding previously issued by TRFC of approximately $4.0 billion.

16. Long-term debt

Long-term debt	At Dec. 31, 2008			Dec. 31, 2007
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt
Fixed rate	3.25-6.38%	2009-2019	$5,333	3.25-6.38%	$4,452
Floating rate	1.27-3.26%	2009-2038	2,704	4.83-5.59%	4,305
Subordinated debt (a)	3.27-7.40%	2009-2033	6,174	3.27-7.40%	6,050
Junior subordinated debentures (a)	5.95-7.78%	2026-2043	1,654	5.95-7.97%	2,066
Total			$15,865		$16,873
(a)	Fixed rate.

The aggregate amounts of notes and debentures that mature during the five years 2009 through 2013 for BNY Mellon are as follows: $1.23 billion, $1.85 billion, $1.28 billion, $2.85 billion and $1.51 billion. At Dec. 31, 2008, subordinated debt aggregating $1.65 billion was redeemable at our option as follows: $644 million in 2009; $243 million in 2010; and $759 million after 2010.

Junior subordinated debentures

Wholly owned subsidiaries of BNY Mellon (the “Trusts”) have issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures (“Trust Preferred Securities”). The sole assets of each trust are our junior subordinated

118     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

deferrable interest debentures of BNY Mellon whose maturities and interest rates match the Trust Preferred Securities. Our obligations under the agreements that relate to the Trust Preferred Securities, the Trusts and the debentures constitute a full and unconditional guarantee by us of the Trusts’ obligations under the Trust Preferred Securities. The assets for Mellon Capital IV are currently (i) our remarketable 6.044%

junior subordinated notes due 2043, and (ii) interests in stock purchase contracts between Mellon Capital IV and us. On the “stock purchase date”, as defined in the prospectus supplement for the Trust Preferred Securities of Mellon Capital IV, the sole assets of the trust will be shares of a series of our non-cumulative perpetual preferred stock.

The following table sets forth a summary of the Trust Preferred Securities issued by the Trusts as of Dec. 31, 2008:

Trust Preferred Securities at Dec. 31, 2008 (dollar amounts in millions)	Amount	Interest Rate	Assets of Trust (a)	Due Date	Call Date	Call Price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	103.11	% (b)
BNY Capital IV	200	6.88	206	2028	2004	Par
BNY Capital V	350	5.95	361	2033	2008	Par
MEL Capital III (c)	293	6.37	277	2036	2016	Par
MEL Capital IV	500	6.24	501	-	2012	Par
Total	$1,643		$1,654
(a)	Junior subordinated debentures and interest in stock purchase contracts for Mellon Capital IV.
(b)	Call price decreases ratably to par in the year 2016.
(c)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.46 to £1, the rate of exchange on Dec. 31, 2008.

We have the option to shorten the maturity of BNY Capital IV to 2013 or extend the maturity to 2047. The BNY Capital Preferred Trust Securities have been converted to floating rate via interest rate swaps.

17. Securitizations and variable interest entities

In 2000, we purchased Dreyfus Institutional Reserves Money Fund shares and sold the right to receive the principal value of the shares in 2021 in a securitization transaction and retained the rights to receive the on-going dividends from the shares. In 2003, the Company securitized quarterly variable rate municipal bonds, which are Aa3/AAA insured bonds issued by borrowers rated no lower than A2/A+ by Moody’s Investor Services and Standard & Poors. No gain or loss was recognized on these transactions.

The Company has not securitized any assets during 2008 and 2007. The Company’s retained interests, which are recorded as available-for-sale securities in these securitizations at Dec. 31, 2008 and 2007, are approximately $234 million and $248 million, respectively, which represents our maximum exposure to the securitizations.

Variable Interest Entities

At Dec. 31, 2008, the Company had no conduits. FIN 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”) applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a Variable Interest Entity (“VIE”) is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns or both, as a result of holding variable interests. The Company is required to consolidate entities for which it is the primary beneficiary.

The Company’s VIEs generally include retail, institutional and alternative investment funds offered to its retail and institutional customers. The Company may provide start-up capital in its new funds and also earns fund management fees. Performance fees are also earned on certain funds. The Company is not contractually required to provide financial or any other support to its VIEs. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other variable interest.

Primary beneficiary calculations are prepared in accordance with FIN 46(R). The Company evaluates how the expected losses, if incurred as an actual loss, would be absorbed by the parties associated with each VIE and how the expected residual returns of the VIE, if realized as an actual return, would benefit the parties involved with the VIE. This evaluation includes estimates of ranges and probabilities of

The Bank of New York Mellon Corporation     119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

losses and returns from the funds. The calculated expected gains and expected losses are allocated to the variable interests, which are generally the fund’s investors and which may include the Company.

The start up capital invested in our Asset Management VIEs as of Dec. 31, 2008, has been included in our financial statements as shown below:

Other VIEs at Dec. 31, 2008 (in millions)	Assets	Liabilities	Maximum loss exposure
Trading	$26	$-	$26
Available-for-sale	102	-	102
Other	272	-	272
Total	$400	$-	$400

During the second half of 2008, the Company voluntarily provided limited credit support to certain money market, collective, commingled and separate account funds (the “Funds”). Entering into such support agreements represents an event under FIN 46(R), and its interpretations.

In analyzing the Funds for which credit support was provided, it was determined that interest rate risk and credit risk are the two main risks that the funds are designed to create and pass through to their investors. Accordingly, interest rate and credit risk were analyzed to determine if the Company was the primary beneficiary of each of the Funds.

Credit risk variability quantification includes any potential future credit risk in a Fund and is evaluated using credit ratings and default rates. The full marks on any sensitive securities on watch are also included.

Interest rate variability quantification includes the expected Fund yield. Standard deviations are used along with the Fund’s market value to quantify the interest rate risk expected in the Fund.

The Company’s analysis of the credit risk variability and interest rate risk variability associated with the supported Funds resulted in the Company not being the primary beneficiary and therefore the Funds were not consolidated.

The table below shows the financial statement items related to non-consolidated VIEs to which we have provided credit support agreements as of Dec. 31, 2008:

Credit supported VIEs at Dec. 31, 2008 (in millions)	Assets	Liabilities	Maximum loss exposure
Other	$-	$248	$142

Certain funds have been created solely with securities that are subject to credit support agreements where we have agreed to absorb the majority of loss. Accordingly, these funds have been consolidated into the Company and have affected the following financial statement items as of Dec. 31, 2008:

Consolidated VIEs at Dec. 31, 2008 (in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$26	$-	$26
Other	24	353	47
Total	$50	$353	$73

The maximum loss exposure shown above for the credit support agreements provided to the Company’s VIE’s primarily reflects a complete loss on the Lehman Brothers Holdings Inc. securities for the Company’s clients that accepted our offer of support. As of Dec. 31, 2008, the Company recorded $551 million in liabilities related to its VIEs for which credit support agreements were provided and which is included in the $894 million loss recorded in other expense.

18. Shareholders’ equity

The Company has 3.5 billion authorized shares of common stock with a par value of $0.01 per share, 100 million authorized shares of preferred stock with a par value of $0.01 per share, of which 3 million are authorized shares of Series B preferred stock with a liquidation preference of $1,000 per share and a par value of $0.01 per share. At Dec. 31, 2008, 1,148,467,299 shares of common stock and 3,000,000 shares of Series B preferred stock were outstanding.

On Oct. 28, 2008, we issued Fixed Rate Cumulative Perpetual Preferred Stock, Series B ($2.779 billion) and a warrant for common stock ($221 million), as described below, to the U.S. Treasury as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program authorized under the Emergency Economic Stabilization Act. The Series B preferred stock will pay cumulative dividends at a rate of 5% per annum until the fifth anniversary of the date of the investment and thereafter at a rate of 9% per annum. Dividends will be payable quarterly in arrears on March 20, June 20, Sept. 20 and Dec. 20 of each year. The Series B preferred stock can only be redeemed within the first three years with the proceeds of at least $750 million from one or more qualified equity offerings. After Dec. 20, 2011, the Series B preferred stock may be redeemed, in whole or in part, at any time, at our option, at a price equal to 100% of the issue price plus any accrued and unpaid dividends. Redemption of the Series B preferred stock

120     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

at any time will be subject to the prior approval of the Federal Reserve. Under ARRA, enacted Feb. 17, 2009, the U.S. Treasury, subject to consultation with the appropriate Federal banking agency, is required to permit a TARP recipient to repay any assistance previously provided under TARP to such financial institution, without regard to whether the financial institution has replaced such funds from any other source or to any waiting period. When such assistance is repaid, the U.S. Treasury is required to liquidate warrants associated with such assistance at the current market price. The Series B preferred stock qualifies as Tier I capital.

Issuance of the Series B preferred shares places restrictions on our common stock dividend and repurchases of common stock. Prior to the earlier of (i) the third anniversary of the closing date or (ii) the date on which the Series B preferred stock is redeemed in whole or the U.S. Treasury has transferred all of the Series B preferred stock to unaffiliated third parties, the consent of the U.S. Treasury is required to:

•	Pay any dividend on our common stock other than regular quarterly dividends of not more than our current quarterly dividend of $0.24 per share; or
•

Redeem, purchase or acquire any shares of common stock or other capital stock or other equity securities of any kind of the Company or any trust preferred securities issued by the Company or any affiliate except in connection with (i) any benefit plan in the ordinary course of business consistent with past practice; (ii) market-making, stabilization or customer facilitation transactions in the ordinary course or; (iii) acquisitions by the Company as trustees or custodians.

In addition, until such time as the U.S. Treasury ceases to own any debt or equity securities of the Company acquired pursuant to the Oct. 28, 2008 closing or exercise of the warrant described below, the Company must ensure that its compensation, bonus, incentive and other benefit plans, arrangements and agreements (including so-called golden parachute, severance and employment agreements (collectively, “Benefit Plans”) with respect to its Senior Executive Officers), comply with Section 111(b) of the EESA as implemented by any guidance and regulations issued and in effect on Oct. 28, 2008, as well as the ARRA legislation enacted in February 2009. ARRA has revised several of the provisions in the EESA with respect to executive compensation and has enacted additional compensation limitations on TARP recipients. The provisions include new limits on the ability of TARP recipients to pay or accrue bonuses, retention awards, or incentive compensation to at least the 20 next most highly-compensated employees in addition to the Company’s Senior Executive Officers, a prohibition on golden parachute payments on such Senior Executive Officers and the next five most highly-compensated employees, a clawback of any bonus, retention or incentive awards paid to any Senior Executive Officer or any of the next 20 most highly-compensated employees based on materially inaccurate earnings, revenues, gains or other criteria, a required policy restricting excessive or luxury expenditures, and a requirement that TARP recipients implement a non-binding “say-on-pay” shareholder vote on executive compensation.

In connection with the issuance of the Series B preferred stock, we issued a warrant to purchase 14,516,129 shares of our common stock to the U.S. Treasury. The warrant has a 10-year term and an exercise price of $31.00 per share. The warrant is immediately exercisable, in whole or in part. Exercise must be on a cashless basis unless the Company agrees to a cash exercise. However, the U.S. Treasury has agreed that it will not transfer or exercise the warrant for more than 50% of the shares covered until the earlier of (i) the date on which we receive aggregate gross proceeds of not less than $3 billion from one or more qualified equity offerings, and (ii) Dec. 31, 2009. If the Company completes one or more qualified equity offerings on or prior to Dec. 31, 2009 that results in the Company receiving aggregate gross proceeds of not less than $3 billion, the number of shares of common stock originally covered by the warrant will be reduced by one-half. The U.S. Treasury will not exercise voting power associated with any shares underlying the warrant. The warrant was classified as permanent equity under GAAP.

On Dec. 18, 2007, our Board of Directors authorized the repurchase of up to 35 million shares of common stock. This authorization was in addition to the authority to repurchase up to 6.5 million shares previously approved by the Executive Committee of the Board of Directors on Aug. 8, 2007, which was completed during the first quarter of 2008. We repurchased 6.3 million shares of our common stock in the first quarter of 2008 as part of a publicly announced plan. Included in the shares repurchased were 5.9 million shares, at an initial price of $45.05 per share, acquired through a purchase agreement with a broker-dealer counterparty which borrowed the shares as part of an accelerated share repurchase

The Bank of New York Mellon Corporation     121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(“ASR”) program. The initial price was subject to a purchase price adjustment based on the price the counterparty actually paid for the shares. In the third quarter of 2008, we received $19 million in cash to settle the purchase price adjustments.

At Dec. 31, 2008, 33.8 million shares were available for repurchase under the December 2007 program. There is no expiration date on this repurchase program.

19. Comprehensive results

	Foreign currency translation	SFAS No. 158 Adjustments		Unrealized gain (loss) on assets available for sale	Unrealized gain (loss) on cash flow hedges (a)	Total accumulated unrealized gain (loss)
		Pensions	Other post- retirement benefits
2006 beginning balance, net of tax	$(77)	$(26)	$-	$(57)	$26	$(134)
Change in 2006 net of tax (expense) benefit of $(8), $127, $50, $(81), $(3)	13	(193)	(76)	121	4	(131)
Reclassification adjustment net of tax $ -, $ -, $ -, $33, $3	-	-	-	(48)	(4)	(52)
2006 total unrealized gain (loss)	13	(193)	(76)	73	-	(183)
2006 ending balance, net of tax	$(64)	$(219)	$(76)	$16	$26	$(317)
Change in 2007 net of tax (expense) benefit of $(36), $(41), $(5), $218, $10	75	46	3	(339)	(16)	(231)
Reclassification adjustment net of tax $ -, $ -, $ - $13, $4	-	-	-	(19)	(7)	(26)
2007 total unrealized gain (loss)	75	46	3	(358)	(23)	(257)
2007 ending balance, net of tax	$11	$(173)	$(73)	$(342)	$3	$(574)
Change in 2008 net of tax (expense) benefit of $(113), $566, $(6), $3,359, $(1)	(374)	(808)	7	(4,694)	45	(5,824)
Reclassification adjustment net of tax $ -, $ -, $ -, $(645), $1	-	-	-	983	(11)	972
2008 total unrealized gain (loss)	(374)	(808)	7	(3,711)	34	(4,852)
2008 ending balance, net of tax	$(363)	$(981)	$(66)	$(4,053)	$37	$(5,426)
(a)	Includes unrealized gain (loss) on foreign currency cash flow hedges of $7 million, $4 million and $3 million at Dec. 31, 2008, Dec. 31, 2007 and Dec. 31, 2006, respectively.

20. Stock–based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (RSUs) and other stock-based awards to employees of the Company.

Stock Option

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company. At Dec. 31, 2008, under the new Long-Term Incentive Plan approved in April, 2008, we may issue 69,122,075 new options, of this amount, 27,688,174 shares may be issued as restricted stock or RSUs. Generally, each option granted is exercisable between one and ten years from the date of grant.

The compensation cost that has been charged against income was $109 million, $66 million, and $42 million for 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement was $44 million, $27 million, and $19 million for 2008, 2007, and 2006, respectively.

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2008	2007	2006
Dividend yield	2.2%	2.4%	2.8%
Expected volatility	27	23	22
Risk-free interest rate	2.91	4.46	4.72
Expected option lives (in years)	6	6	6

For 2008 and 2007, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.

122     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

•	We use historical data to estimate option exercises and employee terminations within the valuation model.
•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.
•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2008, 2007, and 2006, and changes during the years ended on those dates, is presented below:

Stock option activity (a)	Shares subject to option	Weighted average exercise price	Weighted average remaining contractual term (in years)
Balance at Dec. 31, 2005	65,531,605	$37.29
Granted	5,906,816	37.09
Exercised	(8,670,355)	25.45
Canceled	(2,029,112)	42.63
Balance at Dec. 31, 2006	60,738,954	$38.79
Mellon Financial conversion, July 1	31,649,426	35.97
Granted	8,028,880	41.61
Exercised	(14,479,352)	33.13
Canceled	(1,828,205)	45.98
Balance at Dec. 31, 2007	84,109,703	$38.82
Granted	13,767,590	43.90
Exercised	(5,414,860)	33.89
Canceled	(2,936,268)	44.25
Balance at Dec. 31, 2008	89,526,165	39.72	4.9
Vested and expected to vest at Dec. 31, 2008	88,399,811	39.67	4.9
Exercisable at Dec. 31, 2008	66,280,895	38.71	3.7
(a)	Values 2006 and 2005 represent legacy The Bank of New York Company, Inc. only and are presented in post merger share count terms.

	2008	2007	2006
Weighted average fair value of options at grant date (a)	$10.33	$8.96	$7.75
Aggregate intrinsic value (in millions)
-Outstanding at Dec. 31,	$31	$875	$338
-Exercisable at Dec. 31,	$31	$701	$268
(a)	Values for 2006 represent legacy The Bank of New York Company, Inc. only and are presented in post merger share count terms.

Stock options outstanding at Dec. 31, 2008

	Options outstanding			Options exercisable (a)
Range of Exercise Prices	Number outstanding at Dec. 31, 2008	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable at Dec. 31, 2008	Weighted average exercise price
$21 to 31	13,554,795	2.17	$26.81	13,565,170	$26.82
31 to 41	35,538,758	5.27	37.11	26,988,340	36.35
41 to 51	33,425,329	5.40	44.08	18,720,102	43.82
51 to 60	7,007,283	1.86	57.14	7,007,283	57.14
$21 to 60	89,526,165	4.91	39.72	66,280,895	38.71
(a)	At Dec. 31, 2007 and 2006, 63,727,506 and 49,854,177 options were exercisable at an average price per common share of $38.37 and $39.56, respectively. The 2006 information has been restated in post merger share count terms.

The Bank of New York Mellon Corporation     123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The total intrinsic value of options exercised during the years ended Dec. 31, 2008, 2007 and 2006 was $53 million, $148 million, and $100 million.

As of Dec. 31, 2008, there was $139 million of total unrecognized compensation cost related to nonvested options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of three years.

Cash received from option exercises for the years ended Dec. 31, 2008, 2007, and 2006, was $182 million, $475 million, and $217 million, respectively. The actual tax benefit realized for the tax deductions from options exercised totaled $14 million, $55 million, and $37 million, respectively, for the years ended Dec. 31, 2008, 2007, and 2006, respectively.

Restricted stock and restricted stock units (“RSU”)

Restricted stock and RSUs are granted under our Long-Term Incentive Plans at no cost to the recipient.

These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period. The recipient of a share of restricted stock is entitled to voting rights and generally is entitled to dividends on the common stock. An RSU entitles the recipient to receive a share of common stock after the applicable restrictions lapse. The recipient generally is entitled to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding but does not receive voting rights. At Dec. 31, 2008, under the Long Term Incentive Plans, we may issue 27,688,174 new restricted stock and RSUs.

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period of one to seven years. The total compensation expense recognized for restricted stock and RSUs was $134 million, $101 million and $70 million recognized in 2008, 2007 and 2006, respectively.

The following table summarizes our nonvested restricted stock activity for 2008.

Nonvested restricted stock and RSU activity	Number of shares	Weighted- average fair value
Nonvested restricted stock and RSUs at Dec. 31, 2007	9,028,264	$36.75
Granted	3,294,146	44.01
Vested	(2,854,500)	32.69
Forfeited	(279,191)	37.31
Nonvested restricted stock and RSUs at Dec. 31, 2008	9,188,719	40.60

As of Dec. 31, 2008, $152 million of total unrecognized compensation costs related to nonvested restricted stock is expected to be recognized over a weighted-average period of approximately two years.

21. Employee benefit plans

The Company has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

124     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post retirement healthcare plans. The impact of acquisitions shown below primarily reflects the merger with Mellon Financial, effective July 1, 2007.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2008	2007 (a)	2008	2007 (a)	2008	2007 (a)	2008	2007 (a)
Weighted-average assumptions used to determine benefit obligations
Discount rate	6.38%	6.38%	6.18%	5.75%	6.38%	6.38%	6.25%	5.80%
Rate of compensation increase	3.50	3.50	4.11	4.43	-	-	-	-
Change in projected benefit obligation
Benefit obligation at beginning of period	$(2,349)	$(867)	$(497)	$(254)	$(250)	$(175)	$(8)	$(8)
Service cost	(84)	(61)	(27)	(18)	(3)	(1)	-	-
Interest cost	(142)	(94)	(26)	(18)	(17)	(12)	-	(1)
Employee contributions	-	-	(1)	(1)	-	-	-	-
Amendments	34	-	-	-	(23)	-	-	-
Actuarial gain (loss)	(161)	99	56	(21)	9	(3)	4	2
(Acquisitions) divestitures	4	(1,512)	-	(171)	-	(80)	-	-
Benefits paid	139	93	9	7	15	23	-	-
Adjustments due to change in measurement date	-	(7)	-	(5)	-	(2)	-	-
Foreign exchange adjustment	N/A	N/A	121	(16)	N/A	N/A	2	(1)
Benefit obligation at end of period	(2,559)	(2,349)	(365)	(497)	(269)	(250)	(2)	(8)
Change in plan assets
Fair value at beginning of period	3,742	1,425	545	265	72	68	-	-
Actual return on plan assets	(952)	199	(71)	21	(16)	3	-	-
Employer contributions	22	13	58	16	15	23	-	-
Employee contributions	-	-	1	1	-	-	-	-
Acquisitions	-	2,187	-	229	-	-	-	-
Benefit payments	(139)	(93)	(9)	(7)	(15)	(23)	-	-
Adjustments due to change in measurement date	-	11	-	4	-	1	-	-
Foreign exchange adjustment	N/A	N/A	(137)	16	N/A	N/A	-	-
Fair value at end of period	2,673	3,742	387	545	56	72	-	-
Funded status at end of period	$114	$1,393	$22	$48	$(213)	$(178)	$(2)	$(8)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$1,573	$208	$129	$96	$95	$88	$(6)	$(3)
Prior service cost (credit)	(96)	(72)	-	-	(4)	-	-	-
Net initial obligation (asset)	-	-	-	-	15	20	-	-
Total (before tax effects)	$1,477	$136	$129	$96	$106	$108	$(6)	$(3)
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation, Inc. and six months of legacy The Bank of New York Company, Inc.

Net periodic benefit cost (credit) (a)	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollar amounts in millions)	2008	2007 (b)	2006	2008	2007 (b)	2006	2008	2007 (b)	2006	2008	2007	2006
Weighted-average assumptions as of Jan. 1
Market-related value of plan assets	$3,706	$1,352	$1,324	$542	$252	$252	$77	$72	$72	N/A	N/A	N/A
Discount rate	6.38%	6.00%	5.88%	5.75%	4.95%	4.90%	6.38%	6.00%	5.88%	5.80%	5.00%	5.00%
Expected rate of return on plan assets	8.00	8.00	7.88	7.28	6.40	6.70	8.00	8.00	7.25	N/A	N/A	N/A
Rate of compensation increase	3.50	3.75	3.75	4.43	4.46	4.20	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit cost (credit)
Service cost	$84	$61	$49	$27	$18	$9	$3	$1	$-	$-	$-	$-
Interest cost	142	94	53	26	18	11	17	12	10	-	-	1
Expected return on assets	(290)	(190)	(100)	(37)	(28)	(15)	(6)	(5)	(5)	-	-	-
Curtailment (gain) loss	-	-	(11)	-	-	-	-	-	8	-	-	-
Other	25	19	35	3	4	7	9	12	12	-	-	-
Net periodic benefit cost (credit) (c)	$(39)	$(16)	$26	$19	$12	$12	$23	$20	$25	$-	$-	$1
(a)	Results prior to July 1, 2007 represent legacy The Bank of New York Company, Inc. only.
(b)	Assumptions in effect as of July 1, 2007 for legacy Mellon Financial plans include a discount rate of 6.25% for domestic plans and discount rate of 5.75% for foreign plans, an expected rate of return on plan assets of 8.25% and a rate of compensation increase of 3.25%.
(c)	Pension benefits expense includes discontinued operations expense of $6 million for 2006.

The Bank of New York Mellon Corporation     125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in other comprehensive (income) loss in 2008	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$1,400	$52	$12	$(4)
Recognition of prior years net (loss)	(35)	(3)	(6)	-
Prior service cost (credit) arising during period	(34)	-	(4)	-
Recognition of prior years service (cost) credit	10	-	-	-
Recognition of net initial (obligation) asset	-	-	(4)	-
Foreign exchange adjustment	N/A	(16)	N/A	1
Total recognized in other comprehensive (income) loss (before tax effects)	$1,341	$33	$(2)	$(3)

Amounts expected to be recognized in net periodic benefit cost (income) in 2009 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
(Gain) loss recognition	$25	$3	$5	$(1)
Prior service cost recognition	(14)	-	-	-
Net initial obligation (asset) recognition	-	-	4	-

	Domestic		Foreign
(in millions)	2008	2007	2008	2007
Pension benefits:
Prepaid benefit cost	$315	$1,590	$56	$67
Accrued benefit cost	(201)	(197)	(34)	(19)
Total pension benefits	$114	$1,393	$22	$48
Healthcare benefits:
Prepaid benefit cost	$-	$-	$-	$-
Accrued benefit cost	(213)	(178)	(2)	(8)
Total healthcare benefits	$(213)	$(178)	$(2)	$(8)

The accumulated benefit obligation for all defined benefit plans was $ 2.8 billion at Dec. 31, 2008 and $2.6 billion at Dec. 31, 2007.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2008	2007	2008	2007
Projected benefit obligation	$220	$198	$14	$13
Accumulated benefit obligation	218	194	12	12
Fair value of plan assets	19	-	1	1

Our expected long-term rate of return on plan assets is based on anticipated returns for each asset class. Anticipated returns are weighted for the expected allocation for each asset class and are based on forecasts for prospective returns in the equity and fixed income markets, which should track the long-term historical returns for these markets. We also consider the growth outlook for U.S. and global economies, as well as current and prospective interest rates.

For additional information on pension assumptions see “Critical Accounting Estimates” on page 46.

Assumed healthcare cost trend—Domestic healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2008 is 9.5% decreasing to 5.0% in 2015. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2015 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the postretirement benefit obligation by $17.1 million, or 6.3% and the sum of the service and interest costs by $1.2 million, or 6.4%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $15.0 million, or 5.6%, and the sum of the service and interest costs by $1.0 million, or 5.6%.

Assumed healthcare cost trend—Foreign healthcare benefits

An increase in the healthcare cost trend rate of one percentage point for each year would increase the post-retirement benefit obligation by $0.4 million, or 20%, and the sum of the service and interest costs by $0.03 million, or 25%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $0.3 million, or 16%, and the sum of the service and interest costs by $0.03 million, or 20%.

126     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Investment strategy and asset allocation

Our investment objective for U.S. and foreign plans is to maximize total return while maintaining a broadly diversified portfolio for the primary purpose of satisfying obligations for future benefit payments.

Equities are the main holding including our common stock as well as private equities. Alternative investments and fixed income securities provide diversification and lower the volatility of returns. In general, equity securities within any domestic plan’s portfolio can be maintained in the range of 50% to 80% of total plan assets, fixed-income securities can range from 15% to 45% of plan assets and other assets (including cash equivalents) can be held in amounts ranging from 0% to 5% of plan assets. Actual asset allocation within the approved ranges varies from time to time based on economic conditions (both current and forecast) and the advice of professional advisors.

Our pension assets were invested as follows at Dec. 31, 2008 and 2007:

Asset allocations	Domestic		Foreign
(in millions)	2008	2007	2008	2007
Equities	57%	67%	53%	59%
Fixed income	33	26	32	29
Private equities	5	2	-	-
Alternative investment	4	3	10	10
Real estate	-	-	3	2
Cash	1	2	2	-
Total plan assets	100%	100%	100%	100%

Included in the domestic plan assets above were 2 million shares of our common stock with a fair value of $57 million and $98 million at Dec. 31, 2008 and Dec. 31, 2007, respectively, representing 4.6% of 2008 plan assets and 3% of 2007 plan assets. The Company retirement plans received approximately $2 million of dividends from our stock in both 2008 and 2007. Assets of the U.S. post retirement healthcare plan are invested in an insurance contract.

The Company expects to make cash contributions to fund its defined benefit pension plans in 2009 of $39 million for the domestic plans and $18 million for the foreign plans.

The following benefit payments for the Company’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

(in millions)	Domestic	Foreign
Pension benefits:
Year 2009	$180	$6
2010	164	7
2011	177	7
2012	186	8
2013	199	12
2014-2018	1,128	67
Total pension benefits	$2,034	$107
Healthcare benefits:
Year 2009	25	-
2010	26	-
2011	26	-
2012	24	-
2013	23	-
2014-2018	102	1
Total healthcare benefits	$226	$1

Defined contribution plans

We have an Employee Stock Ownership Plan (“ESOP”) covering certain domestic full-time employees with more than one year of service. The ESOP works in conjunction with the legacy The Bank of New York Company, Inc. defined benefit pension plan. Employees are entitled to the higher of their benefit under the ESOP or such defined benefit pension plan at retirement. Benefits payable under the defined benefit pension plan are offset by the equivalent value of benefits earned under the ESOP.

Contributions are made equal to required principal and interest payments on borrowings by the ESOP. At Dec. 31, 2008 and Dec. 31, 2007, the ESOP owned 8.5 million and 9.0 million shares of our stock, respectively. The fair value of total ESOP assets were $247 million and $443 million at Dec. 31, 2008 and Dec. 31, 2007. Contributions were approximately $0 million in 2008, $3.6 million in 2007 and $3.3 million in 2006. ESOP related expense was $0 million, $3 million and $3 million in 2008, 2007 and 2006.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $99 million in 2008, $86 million in 2007, and $62 million in 2006. The increase in defined contribution costs in 2008 is due to recording full year expense related to the legacy Mellon Financial defined contribution plans.

The Bank of New York Mellon Corporation     127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. Company financial information

Our bank subsidiaries are subject to dividend limitations under the Federal Reserve Act, as well as national and state banking laws. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed the Bank’s net profits for such year combined with retained net profits for the prior two years. Additionally, such bank subsidiaries may not declare dividends in excess of net profits on hand, as defined, after deducting the amount by which the principal amount of all loans, on which interest is past due for a period of six months or more, exceeds the allowance for credit losses. The Bank of New York Mellon, which is a New York state chartered bank, is also prohibited from paying dividends in excess of net profits.

Under the first and more significant of these limitations, our bank subsidiaries could declare dividends of approximately $1.8 billion in 2009 plus net profits earned in the remainder of 2009.

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2008, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

The bank subsidiaries declared dividends of $575 million in 2008, $627 million in 2007, and $2.1 billion in 2006. The Federal Reserve Board and the Office of the Comptroller of the Currency (“OCC”) have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve Board can also prohibit a dividend if payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board generally considers that a bank’s dividends should not exceed earnings from continuing operations.

In addition, the issuance of the Series B preferred shares places restrictions on our common stock dividend. The consent of the U.S. Treasury is required to pay any dividend on our common stock other than regular quarterly dividends of not more than our current quarterly dividend of $0.24 per common share. Our capital ratios and discussion of related regulatory requirements are presented in the “Capital – Capital adequacy” section on page 70 and through the risk-based and leverage capital ratios at year-end table on page 71 and are incorporated by reference into these Notes to Consolidated Financial Statements.

The Federal Reserve Act limits and requires collateral for extensions of credit by our insured subsidiary banks to the Company and certain of its non-bank affiliates. Also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of our affiliates are limited to 10% of such bank’s regulatory capital, and in the aggregate for the Company and all such affiliates to 20%, and collateral must be between 100% and 130% of the amount of the credit, depending on the type of collateral.

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $1.2 billion and $403 million for the years 2008 and 2007.

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

128     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Parent company’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation) (a)

Year ended Dec. 31
(in millions)	2008	2007 (b)	2006 (b)
Dividends from bank subsidiaries	$495	$564	$2,076
Dividends from nonbank subsidiaries	237	321	687
Interest revenue from bank subsidiaries	214	210	92
Interest revenue from nonbank subsidiaries	234	242	197
Gain (loss) on securities held for sale	(72)	(15)	(4)
Other revenue	54	68	(21)
Total revenue	1,162	1,390	3,027
Interest (including $79 in 2008, $149 in 2007 and $127 in 2006 to subsidiaries)	710	769	546
Other expense	737	152	35
Total expense	1,447	921	581
Income before income taxes and equity in undistributed net income of subsidiaries	(285)	469	2,446
Provision (benefit) for income taxes	(433)	(106)	(122)
Equity in undistributed net income:
Bank subsidiaries	875	844	395
Nonbank subsidiaries	396	620	(116)
Net income	1,419	2,039	2,847
Preferred dividends	(33)	-	-
Net income applicable to common stock	$1,386	$2,039	$2,847
(a)	Includes results of discontinued operations and the extraordinary (losses).
(b)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31
(in millions)	2008	2007
Assets:
Cash and due from banks	$5,376	$4,414
Securities	316	437
Loans—net of allowance	213	224
Investment in and advances to subsidiaries and associated companies:
Banks	21,013	22,707
Other	18,459	19,849
Subtotal	39,472	42,556
Corporate-owned life insurance	1,013	935
Other assets	917	470
Total assets	$47,307	$49,036
Liabilities:
Deferred compensation	$487	$512
Other borrowed funds	430	372
Due to nonbank subsidiaries	2,990	2,765
Other liabilities	667	496
Long-term debt	14,683	15,488
Total liabilities	19,257	19,633
Shareholders’ equity	28,050	29,403
Total liabilities and shareholders’ equity	$47,307	$49,036

The Bank of New York Mellon Corporation     129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

Year ended Dec. 31	Dec. 31
(in millions)	2008	2007 (a)	2006 (a)
Operating activities:
Net income	$1,419	$2,039	$2,847
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	17	17	17
Equity in undistributed net income of subsidiaries	(1,271)	(1,464)	(279)
Change in accrued interest receivable	58	(24)	(7)
Change in accrued interest payable	2	(17)	15
Change in taxes payable	(84)	(439)	595
Other, net	880	471	(181)
Net cash provided by operating activities	1,021	583	3,007
Investing activities:
Purchases of securities	(198)	(956)	(61)
Proceeds from sales of securities	346	813	8
Change in loans	11	180	(310)
Acquisitions of, investments in, and advances to subsidiaries	(1,131)	(566)	(2,367)
Other, net	9	(10)	125
Net cash used in investing activities	(963)	(539)	(2,605)
Financing activities:
Net change in commercial paper	(49)	(159)	139
Proceeds from issuance of long-term debt	2,647	4,617	974
Repayments of long-term debt	(3,814)	(982)	(258)
Change in advances from subsidiaries	321	433	(66)
Issuance of common stock	222	495	428
Treasury stock acquired	(308)	(113)	(883)
Cash dividends paid	(1,129)	(884)	(656)
Series B preferred stock issued	2,779	-	-
Warrant issued	221	-	-
Tax benefit realized on share based payment awards	14	55	37
Net cash provided (used) in financing activities	904	3,462	(285)
Change in cash and due from banks	962	3,506	117
Cash and due from banks at beginning of year	4,414	908	791
Cash and due from banks at end of year	$5,376	$4,414	$908
Supplemental disclosures
Interest paid	$708	$785	$530
Income taxes paid (b)	$1,916	$1,053	$430
Income taxes refunded (b)	(37)	(142)	-
Payments (received from) paid to subsidiaries	(1,025)	(820)	585
Net income taxes paid	$854	$91	$1,015
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	Includes discontinued operations.

23. Fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods—see Note 1 “Summary of Significant Accounting and Reporting Policies” in the Notes to the Consolidated Financial Statements. The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions we used are discount rates ranging principally from 0.08% to 3.25% at Dec. 31, 2008 and 3.24% to 7.25% at Dec. 31, 2007. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

Note 24, “Fair value measurement” presents assets and liabilities measured at fair value by the three level valuation hierarchy established by FAS 157, as well as a roll forward schedule of fair value measurements using significant unobservable inputs. Note 25, “Fair value option” presents the instruments for which fair value accounting was elected and the corresponding income statement impact of these instruments.

A summary of the practices used for determining fair value is as follows.

Interest-bearing deposits in banks

The fair value interest-bearing deposits in banks is based on discounted cash flows.

Securities, trading activities, and derivatives used for ALM

The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes, or pricing models. Fair value amounts for derivative instruments, such as options, futures and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of over-the-counter interest rate swaps is the discounted value of projected future cash flows, adjusted for other factors including, but not limited to and if applicable, optionality and implied volatilities, as well as counterparty credit.

130     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Loans and commitments

For other residential mortgage loans, fair value includes consideration of the quoted market prices for securities backed by similar loans. Discounted future cash flows and secondary market values are used to determine the fair value of other types of loans. The fair value of commitments to extend credit, standby letters of credit, and commercial letters of credit is based upon the cost to settle the commitment.

Other financial assets

Fair value is assumed to equal carrying value for these assets due to their short maturity.

Deposits, borrowings and long-term debt

The fair value of noninterest-bearing deposits and payables to customers and broker-dealers is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings, and long-term debt is based upon current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues.

Summary of financial instruments
	Dec. 31, 2008		Dec. 31, 2007
(in millions)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Interest-bearing deposits in banks	$39,126	$39,183	$34,312	$34,322
Securities	43,707	42,756	50,772	51,427
Trading assets	11,102	11,102	6,420	6,420
Loans and commitments	38,968	39,002	45,629	45,796
Derivatives used for ALM	709	709	144	144
Other financial assets	69,531	69,531	20,235	20,235
Total financial assets	$203,143	$202,283	$157,512	$158,344
Non-financial assets	34,369		40,144
Total assets	$237,512		$197,656
Liabilities:
Noninterest-bearing deposits	$55,816	$55,816	$32,372	$32,372
Interest-bearing deposits	103,857	103,858	85,753	85,768
Payables to customers and broker-dealers	9,274	9,274	7,578	7,578
Borrowings	8,083	8,083	8,256	8,256
Long-term debt	15,865	15,211	16,873	16,602
Trading liabilities	8,085	8,085	4,577	4,577
Derivatives used for ALM	19	19	116	116
Total financial liabilities	$200,999	$200,346	$155,525	$155,269
Non-financial liabilities	8,463		12,728
Total liabilities	$209,462		$168,253

The table below summarizes the carrying amount of the hedged financial instruments and the related notional amount of the hedge and estimated fair value (unrealized gain/(loss)) of the derivatives that were linked to these items:

Hedged financial instruments			Unrealized
(in millions)	Carrying amount	Notional amount	Gain	(Loss)
At Dec. 31, 2008:
Loans	$8	$6	$-	$-
Securities held-for-sale	219	217	-	(19)
Deposits	600	590	8	-
Long-term debt	11,106	10,456	701	-
At Dec. 31, 2007:
Loans	$36	$39	$-	$(6)
Securities held-for-sale	223	223	-	(11)
Deposits	669	660	8	-
Long-term debt	8,796	8,743	136	(99)

The Bank of New York Mellon Corporation     131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Interest rate swaps	Dec. 31, 2008	Remaining contracts outstanding at Dec. 31,
(dollars in millions)		2009	2010	2011	2012	2013
Receive fixed interest rate swaps:
Notional	11,096	9,565	9,547	9,263	6,894	5,367
Weighted average rate	5.28%	5.31%	5.31%	5.33%	5.40%	5.57%
Pay fixed interest rate swaps:
Notional	224	212	205	-	-	-
Weighted average rate	6.31%	6.34%	6.35%	-	-	-
Forward LIBOR rate (a)	0.14%	1.42%	0.76%	0.97%	1.25%	1.54%
(a)	The forward LIBOR rate shown above reflects the implied forward yield curve for that index at Dec. 31, 2008. However, actual repricings for ALM interest rate swaps are generally based on 3-month LIBOR.

24. Fair value measurement

We adopted SFAS 157, (“Fair Value Measurement”), effective Jan. 1, 2008. SFAS 157 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and expands the disclosures about instruments measured at fair value. SFAS 157 requires consideration of a company’s own creditworthiness when valuing liabilities. SFAS 157 also nullified the guidance in EITF 02-3, which required the deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique and eliminated large position discounts for financial instruments quoted in active markets.

We also adopted SFAS 159 effective Jan. 1, 2008. SFAS 159 provides an option to elect fair value as an alternative measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards. As a result of adopting SFAS 159, we elected fair value accounting for certain assets and liabilities not previously carried at fair value. For more information, see Note 25 of Notes to Consolidated Financial Statements.

Determination of fair value

Following is a description of our valuation methodologies for assets and liabilities measured at fair value. Such valuation methodologies were applied to all of the assets and liabilities carried at fair value, whether as a result of the adoption of SFAS 159 or previously carried at fair value. We have established processes for determining fair values. Fair value is based upon quoted market prices, where available. For financial instruments where quotes from recent exchange transactions are not available, we determine fair value based on discounted cash flow analysis, comparison to similar instruments, and the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Model-based pricing uses inputs of observable prices for interest rates, foreign exchange rates, option volatilities and other factors. Models are benchmarked and validated by an independent internal risk management function. Our valuation process takes into consideration factors such as counterparty credit quality, liquidity, concentration concerns, observability of model parameters and the results of stress tests. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.

Most derivative contracts are valued using internally developed models which are calibrated to observable market data and employ standard market pricing theory for their valuations. An initial “risk-neutral” valuation is performed on each position assuming time-discounting based on an AA credit curve. Then, to arrive at a fair value that incorporates counterparty credit risk, a credit adjustment is made to these results by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using the Company’s own credit spreads, also implied by the credit default swap market. Accordingly, the valuation of our derivative position is sensitive to the current changes in our own credit spreads as well as those of our counterparties. We began incorporating the credit risk adjustments on Jan. 1, 2008.

132     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In certain cases, we may face additional costs to exit large risk positions or recent prices may not be observable for instruments that trade in inactive or less active markets. The costs to exit large risk positions are based on evaluating the negative change in the market during the time it would take for us to bring those positions to normal market levels for those instruments. Upon evaluating the uncertainty in valuing financial instruments subject to liquidity issues, we make an adjustment to their value. The determination of the liquidity adjustment includes the availability of external quotes, the time since the latest available quote and the price volatility of the instrument.

Certain parameters in some financial models are not directly observable and, therefore, are based on managements’ estimates and judgments. These financial instruments are normally traded less actively. Examples include certain credit products where parameters such as correlation and recovery rates are unobservable. We apply valuation adjustments to mitigate the possibility of error and revision in the model based estimate value.

The methods described above may produce a current fair value calculation that may not be indicative of net realizable value or reflective of future fair values. We believe our methods of determining fair value are appropriate and consistent with other market participants. However, the use of different methodologies or different assumptions to value certain financial instruments could result in a different estimate of fair value.

Valuation hierarchy

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are described below.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include debt and equity securities and derivative financial instruments actively traded on exchanges and U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over the counter markets.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include debt instruments that are traded less frequently than exchange traded securities and derivative instruments whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are certain variable and fixed rate agency and non-agency mortgage-backed securities, corporate debt securities and derivative contracts.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Examples in this category include interests in certain securitized financial assets, certain private equity investments, and derivative contracts that are highly structured or long-dated.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Loans and unfunded lending-related commitments

Where quoted market prices are not available, we generally base the fair value of loans and unfunded lending-related commitments on observable market prices of similar instruments, including bonds, credit derivatives and loans with similar characteristics. If observable market prices are not available, we base the fair value on estimated cash flows adjusted for credit risk which are discounted using an interest rate appropriate for the maturity of the applicable loans or the unfunded commitments.

Loans carried at fair value are included in trading assets on the balance sheet. Unrealized gains and losses on unfunded lending commitments carried at fair value are classified in Other assets and Other liabilities, respectively. Loans and unfunded lending commitments carried at fair value are generally classified within Level 2 of the valuation hierarchy.

The Bank of New York Mellon Corporation     133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Securities

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds, certain mortgage products and exchange-traded equities. If quoted market prices are not available, we estimate fair values using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain agency and non-agency mortgage-backed securities, commercial mortgage-backed securities and European floating rate notes. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. Securities classified within Level 3 include certain asset-backed securities CDOs and other retained interests in securitizations.

Other short-term U.S. government-backed commercial paper and borrowings from Federal Reserve related to asset-backed commercial paper

These instruments are classified in Level 2 of the valuation hierarchy. The fair value of these instruments is estimated using pricing models.

Derivatives

We classify exchange-traded derivatives valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchanged-traded equity and foreign exchange options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using internally developed models that use as their basis readily observable market parameters and we classify them in Level 2 of the valuation hierarchy. Such derivatives include basic interest rate swaps and options and credit default swaps. Derivatives valued using models with significant unobservable market parameters and that are traded less actively or in markets that lack two way flow, are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps, where swap rates may be unobservable for longer maturities; and certain credit products, where correlation and recovery rates are unobservable. Additional disclosures of derivative instruments are provided in Note 27 of Notes to Consolidated Financial Statements.

Seed capital

In our Asset Management segment we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors; as part of that activity we make seed capital investments in certain funds. Seed capital is included in trading assets, securities available-for-sale and other assets, depending on the nature of the investment. When applicable, we value seed capital based on the published net asset value (“NAV”) of the fund. We include funds in which ownership interests in the fund are publicly-traded in an active market and institutional funds in which investors trade in and out daily in Level 1 of the valuation hierarchy. We include open-end funds where investors are allowed to sell their ownership interest back to the fund less frequently than daily and where our interest in the fund contains no other rights or obligations in Level 2 of the valuation hierarchy. However, we generally include investments in funds which allow investors to sell their ownership interest back to the fund less frequently than monthly in Level 3, unless actual redemption prices are observable.

For other types of investments in funds, we consider all of the rights and obligations inherent in our ownership interest, including the reported NAV as well as other factors that affect the fair value of our interest in the fund. To the extent the NAV measurements reported for the investments are based on unobservable inputs or include other rights and obligations (e.g., obligation to meet cash calls), we generally classify them in Level 3 of the valuation hierarchy.

Certain interests in securitizations

For certain interests in securitizations which are classified in securities available-for-sale and other assets, we use discounted cash flow models which generally include assumptions of projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and estimates of payments to third-party investors. When available, we compare our fair value estimates and assumptions to market activity and to the actual results of the securitized portfolio. Changes in these assumptions may significantly impact our estimate of fair value of the interests in securitizations; accordingly, we generally classify them in Level 3 of the valuation hierarchy.

134     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Private equity investments

Our Other segment includes holdings of nonpublic private equity investment through funds managed by third party investment managers and, to a lesser extent, direct investment in private equities. Nonpublic private equity investments generally lack quoted market prices, are less liquid and may be long term; accordingly, we must apply significant judgment in determining their fair value. We value private equity investments initially based upon the transaction price which we subsequently adjust to reflect expected exit values as evidenced by financing and sale transactions with third parties or through ongoing reviews by the investment managers.

The investment managers consider a number of factors in changes in valuation including current operating performance and future expectations of the particular investment, industry valuations of comparable public companies, changes in market outlook and the financing environment. Nonpublic private equity investments are included in Level 3 of the valuation hierarchy.

Private equity investments also include publicly held equity investments, generally obtained through the initial public offering of privately held equity invest-ments. Publicly held investments are marked-to-market at the quoted public value less adjustments for regulatory or contractual sales restrictions. Discounts for restrictions are quantified by analyzing the length of the restriction period and the volatility of the equity security. Publicly held investments are primarily classified in Level 2 of the valuation hierarchy.

The following table presents the financial instruments carried at fair value as of Dec. 31, 2008, by caption on the consolidated balance sheet and by SFAS 157 valuation hierarchy (as described above).

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2008 (dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (e)	Total carrying value
Available-for-sale securities (a)	$1,056	$30,599	$409	$-	$32,064
Other short-term U.S. government-backed commercial paper	-	5,629	-	-	5,629
Trading assets:
Debt and equity instruments (b)	691	1,189	20	-	1,900
Derivative assets	7,965	19,065	83	(17,911)	9,202
Total trading assets	8,656	20,254	103	(17,911)	11,102
Other assets (c)	682	988	200	-	1,870
Total assets at fair value	$10,394	$57,470	$712	$(17,911)	$50,665
Percent of assets prior to netting	15.2%	83.8%	1.0%
Borrowing from Federal Reserve related to asset-backed commercial paper	$-	$5,591	$-	$-	$5,591
Trading liabilities:
Debt and equity instruments	605	204	-	-	809
Derivative liabilities	7,662	18,336	149	(18,871)	7,276
Total trading liabilities	8,267	18,540	149	(18,871)	8,085
Other liabilities (d)	2	322	-	-	324
Total liabilities at fair value	$8,269	$24,453	$149	$(18,871)	$14,000
Percent of liabilities prior to netting	25.2%	74.4%	0.4%
(a)	Includes seed capital and certain interests in securitizations.
(b)	Includes loans classified as trading assets.
(c)	Includes private equity investments, seed capital and derivatives in designated hedging relationships. Includes certain financial instruments previously carried at fair value such as private equity investments whose accounting basis has not changed under a SFAS 159 fair value option election.
(d)	Included within other liabilities is the fair value adjustment for certain unfunded lending-related commitments and derivatives in designated hedging relationships and support agreements.
(e)	FIN 39 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral.

The Bank of New York Mellon Corporation     135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Changes in Level 3 fair value measurements

The table below includes a rollforward of the balance sheet amounts for the year ended Dec. 31, 2008, (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Our classification of a financial instrument in Level 3 of the valuation hierarchy is based on the significance of the unobservable factors to the overall fair value measurement. However, these instruments generally include other observable components that are actively quoted or validated to third party sources; accordingly, the gains and losses in the table below include changes in fair value due to observable parameters as well as the unobservable parameters in our valuation methodologies. We also frequently manage the risks of Level 3 financial instruments using securities and derivatives positions that are Level 1 or 2 instruments which are not included in the table; accordingly, the gains or losses below do not reflect the effect of our risk management activities related to the Level 3 instruments.

Fair value measurements using significant unobservable inputs for year ended Dec. 31, 2008	Fair Value Dec. 31, 2007	Total realized/unrealized gains/(losses) recorded in				Purchases, issuances and settlements, net	Transfers in/out of Level 3	Fair value Dec. 31, 2008	Change in unrealized gains and (losses) related to instruments held at Dec. 31, 2008
(in millions)		Income		Comprehensive income
Available-for-sale securities	$853	$(106	) (a)	$(57	) (a)	$(270)	$(11)	$409	$(149)
Trading assets:
Debt and equity instruments	-	(15)		(6)		(6)	47	20	(12)
Derivative assets	166	4	(b)	(87)		(19)	19	83	(52)
Other assets	243	3	(c)	-		(50)	4	200	5
Total assets	$1,262	$(114)		$(150)		$(345)	$59	$712	$(208)
Trading liabilities:
Debt and equity instruments	$-	$-		$-		$-	$-	$-	$-
Derivative liabilities	(34)	(99	) (b)	(14)		(2)	-	(149)	(127)
Other liabilities	(50)	10	(c)	-		42	(2)	-	11
Total liabilities	$(84)	$(89)		$(14)		$40	$(2)	$(149)	$(116)
(a)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive loss except for other than temporary impairment losses which are recorded in securities gains (losses).
(b)	Reported in foreign exchange and other trading activities.
(c)	Reported in foreign exchange and other trading activities, except for derivatives in designated hedging relationships which are recorded in interest revenue and interest expense.

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. An example would be the recording of an impairment of an asset. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2008, for which a nonrecurring change in fair value has been recorded during the year ended Dec. 31, 2008.

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2008 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$14	$43	$161	$218
Other assets (b)	-	6	-	6
Total assets at fair value on a nonrecurring basis	$14	$49	$161	$224
(a)	During the year ended Dec. 31, 2008, the fair value of these loans was reduced $86 million, based on the fair value of the underlying collateral as allowed by SFAS 114, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.
(b)	Includes assets received in satisfaction of debt. The fair value of these assets was reduced $4 million in 2008 based on the fair value of the underlying collateral with an offset in other revenue.

136     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

25. Fair value option

SFAS 159 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments not previously carried at fair value.

Effective Jan. 1, 2008, we adopted SFAS 159 and elected the fair value option for $390 million of existing loans and unfunded loan commitments where the related credit risks were partially managed utilizing credit default swaps which were fair valued in earnings and, as a result, recorded a cumulative effect decrease to retained earnings of $36 million after-tax. The election was intended to mitigate volatility in net income that had been caused by measuring the loans on a different basis than credit default swaps which referenced notes of the same obligors and to align the accounting on the loans with our risk management practices. At Dec. 31, 2008, all loans for which fair value had been elected were paid in full.

In the third quarter of 2008, upon entering these transactions, we elected the fair value option on other short-term U.S. government-backed commercial paper and borrowings from the Federal Reserve related to asset-backed commercial paper. Both of these instruments had a balance of $5.6 billion at Dec. 31, 2008. The fair value of these securities is determined using pricing models. There is a high correlation between these instruments. As a result, the fair value election mitigates volatility to net income.

The details of the impact of adopting SFAS 159 by financial statement line caption as of Jan. 1, 2008, are presented below.

Effect of adopting SFAS 159 (in millions)	Carrying value as of Jan. 1, 2008	Transition gain (loss) recorded in retained earnings	Adjusted carrying value as of Jan. 1, 2008
Loans (a)	$280	$(70)	$210
Reserve for loan losses (b)	(10)	10	-
Accounts payable, accrued expenses and other liabilities (c)	-	(1)	(1)
Pre-tax cumulative effect of adoption of SFAS 159		(61)
Deferred taxes		25
Cumulative effect of adoption of SFAS 159		$(36)
(a)	Represents loans that were carried at fair value pursuant to the fair value option. Other loans which are eligible for election, but are not managed on a fair value basis continue to be carried on an accrual basis.
(b)	There is no allowance for loan losses recorded for loans reported under the fair value option; accordingly, the portion of the reserve for loan loss allocable to such loans was reversed.
(c)	Represents the fair value for unfunded lending-related commitments.

Changes in fair value under the fair value option election

The following table presents the changes in fair value included in foreign exchange and other trading activities in the consolidated income statement for the year ended Dec. 31, 2008, for the loans and unfunded lending commitments for which the fair value election was made. However, the profit and loss information presented only includes the loans that we elected to be measured at fair value under the fair value option; the related credit default swaps, which are required to be measured at fair value, are not included in the table.

Foreign exchange and other trading activities (in millions)	Year ended Dec. 31, 2008
Loans	$70
Other liabilities	(1)

At Dec. 31, 2008, the fair market value of unfunded lending-related commitments for which the fair value option was elected was a liability of $3 million, which is included in other liabilities. The contractual amount of such commitments was $110 million.

The Bank of New York Mellon Corporation     137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, and securities lending indemnifications. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs, to hedge foreign currency and interest rate risks, and to trade for our own account. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. Significant industry concentrations related to credit exposure are disclosed in the “Financial institutions portfolio exposure” table and the “Commercial portfolio exposure” table on page 54. Those tables are incorporated by reference into these Notes to Consolidated Financial Statements. Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

A summary of our off-balance sheet credit transactions, net of participations, at Dec. 31, 2008 and 2007 follows:

Off-balance sheet credit risks	Dec. 31
(in millions)	2008	2007
Lending commitments (a)	$38,822	$49,055
Standby letters of credit (b)	13,084	13,813
Commercial letters of credit	705	1,167
Securities lending indemnifications	325,975	618,487
Support agreements	244	-
(a)	Net of participations totaling $986 million and $763 million at Dec. 31, 2008 and Dec. 31, 2007, respectively.
(b)	Net of participations totaling $2.661 billion at Dec. 31, 2008 and $2.576 billion at Dec. 31, 2007.

Included in lending commitments are facilities which provide liquidity, primarily for variable rate tax exempt securities wrapped by monoline insurers. The credit approval for these facilities is based on an assessment of the underlying tax exempt issuer and considers factors other than the financial strength of the monoline insurer.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. The allowance for lending-related commitments was $114 million at Dec. 31, 2008 and $167 million at Dec. 31, 2007. A summary of lending commitment maturities is as follows: $14 billion less than one year; $24 billion in one to five years, and $1 billion over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations. As shown in the off-balance sheet credit risks table, the maximum potential exposure of SBLCs at Dec. 31, 2008 was $13.1 billion and $13.8 billion at Dec. 31, 2008 and Dec. 31, 2007 and includes $1.063 billion and $683 million that were collateralized with cash and securities at Dec. 31, 2008 and 2007. At Dec. 31, 2008, approximately $7.8 billion of the standby letters of credit will expire within one year and the remaining $5.3 billion will expire within one to five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and standby letters of credit, if any, is included in the allowance for unfunded commitments.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. The Company’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2008	2007
Investment grade	89%	90%
Noninvestment grade	11%	10%

138     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security through an agent (The Bank of New York Mellon Corporation) to a borrower, usually a broker/dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days. We generally lend securities with indemnification against broker default. We generally require the borrower to provide 102% cash collateral which is monitored on a daily basis, thus reducing credit risk. Security lending transactions are generally entered into only with highly-rated counterparties. Securities lending indemnifications were secured by collateral of $335 billion at Dec. 31, 2008 and $637 billion at Dec. 31, 2007.

At Dec. 31, 2008, our potential exposure to support agreements was approximately $244 million, based on the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities, as well as other client support agreements. Future realized support agreement charges will principally depend on the price of Lehman securities, fund performance and the number of clients that accept our offer of support.

Operating leases

Net rent expense for premises and equipment was $365 million in 2008, $278 million in 2007 and $180 million in 2006.

At Dec. 31, 2008, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2009—$319 million; 2010—$311 million; 2011—$278 million; 2012—$244 million; 2013—$224 million; and 2014 through 2028— $1.268 billion.

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

As previously disclosed, on Aug. 6, 2008, the IRS announced a uniform settlement program for taxpayers participating in LILO and SILO transactions. In the third quarter of 2008, we executed a closing agreement with the IRS for the 1998 through 2002 audit cycle which resolved, with exception of one matter (for additional information see Note 29 to the Notes to Consolidated Financial Statements), all issues from this period. As part of the closing agreement, we accepted the IRS’ uniform LILO and SILO settlement. We also settled our 1994 through 1996 New York State and New York City audits. The combined after-tax charge of these settlements was $30 million.

Based on a probability assessment of various potential outcomes, we currently believe our accruals for tax liabilities are adequate for all open years. Probabilities and outcomes are reviewed as events unfold, and adjustments to the tax liabilities are made when appropriate.

As previously disclosed, in connection with the acquisition of the Acquired Corporate Trust Business of JPMorgan Chase, we were required to file various IRS information and withholding tax returns. While preparing these returns in 2007, we identified certain inconsistencies in the supporting tax documentation and records transferred to us that were needed to file accurate returns. For additional information, see Note 29 to the Notes to Consolidated Financial Statements.

As previously disclosed, in the fourth quarter of 2007, we also discovered that other business lines, including the legacy The Bank of New York corporate trust business, may have similar issues and initiated an extensive company-wide review to identify any inconsistencies in the supporting tax documentation. Any deficiencies that are identified will be promptly remediated. We made an initial disclosure of this matter to the IRS on a voluntary basis in the fourth quarter of 2007 and we continue to work diligently

The Bank of New York Mellon Corporation     139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

with the IRS to help resolve the matter. Any exposure resulting from this matter is uncertain and cannot currently be reasonably estimated.

27. Derivative instruments

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2008 and 2007.

Derivative portfolio	Notional		Credit exposure
(in millions)	2008	2007	2008	2007
Interest rate contracts:
Futures and forward contracts	$142,641	$81,738	$115	$4
Swaps	401,621	363,809	16,045	5,272
Written options	173,636	188,480	-	8
Purchased options	161,337	160,739	2,143	919
Foreign exchange contracts:
Swaps	6,401	3,479	138	20
Written options	2,111	7,177	-	2
Purchased options	2,057	6,974	221	193
Commitments to purchase and sell foreign exchange	233,253	306,018	6,727	723
Equity derivatives:
Futures and forwards	322	894	1	4
Written options	7,389	5,003	-	5
Purchased options	6,685	3,668	722	506
Credit derivatives:
Beneficiary	1,326	2,258	78	38
Guarantor	2	2	-	-
Total			26,190	7,694
Effect of master netting agreements			(17,911)	(5,077)
Total credit exposure (a)			$8,279	$2,617
(a)	Before application of collateral.

The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. We enter into offsetting positions to reduce exposure to foreign exchange and interest rate risk.

At Dec. 31, 2008, approximately $478 billion (notional) of interest rate contracts will mature within one year, $251 billion between one and five years, and the balance after five years. At Dec. 31, 2008, approximately $236 billion (notional) of foreign exchange contracts will mature within one year and $5 billion between one and five years, and the balance after five years.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. In 2008, counterparty default losses on both trading and hedging derivatives were $20 million. There were no counterparty default losses on these instruments in 2007 and 2006.

Hedging derivatives

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

The fixed rate loans hedged generally have an original maturity of 9 to 12 years and are not callable. These loans are hedged with “pay fixed rate, receive variable rate” swaps with similar notional amounts, maturities, and fixed rate coupons. The swaps are not callable. At Dec. 31, 2008, $6 million of loans were hedged with interest rate swaps which had notional values of $6 million.

The securities hedged generally have a weighted average life of 10 years or less and are callable six months prior to maturity. These securities are hedged with pay fixed rate, receive variable rate swaps of like maturity, repricing and fixed rate coupon. The swaps are callable six months prior to maturity. At Dec. 31, 2008, $218 million of securities were hedged with interest rate swaps which had notional values of $218 million.

The fixed rate deposits hedged generally have original maturities of 3 to 12 years, and, except for four deposits, are not callable. These deposits are hedged with receive fixed rate, pay variable rate swaps of similar maturity, repricing and fixed rate coupon. The swaps are not callable except for the four that hedge the callable deposits. At Dec. 31, 2008, $590 million of deposits were hedged with interest rate swaps which had notional values of $590 million.

140     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The fixed rate long-term debt hedged generally has an original maturity of 5 to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2008, $11.6 billion of debt was hedged with interest rate swaps which had notional values of $10.5 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of 12 months or less to hedge our Sterling and Euro foreign exchange exposure with respect to forecasted revenue transactions in non-U.S. entities which have the U.S. dollar as their functional currency. As of Dec. 31, 2008, the hedged forecasted foreign currency transactions and linked FX forward hedges were $184 million, with $7 million (pre-tax) of gains recorded in other comprehensive income. These gains are expected to be reclassified to income over the next 12 months.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward contracts usually have maturities of less than two years. The derivatives employed are designated as net investment hedges of changes in value of our foreign investments due to exchange rates, such that changes in value of the forward exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax effects. At Dec. 31, 2008, foreign exchange contracts, with notional amounts totaling $3.4 billion, were designated as hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of the Company in various currencies, and, at Dec. 31, 2008, had a combined U.S. dollar equivalent value of $848 million.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2008	2007 (a)	2006 (a)
Fair value hedges on loans	$0.2	$0.1	$(0.1)
Fair value hedge of securities	(0.1)	0.1	0.1
Fair value hedge of deposits and long-term debt	28.4	5.8	(1.2)
Cash flow hedges	(0.1)	0.1	(0.5)
Other (b)	0.1	(0.2)	0.5
Total	$28.5	$5.9	$(1.2)
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.
(b)	Includes ineffectiveness recorded on foreign exchange hedges.

The Bank of New York Mellon Corporation     141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Impact of derivative instruments on the balance sheet		Asset Derivatives Fair Value (a)			Liability Derivatives Fair Value (a)
(in millions)	Balance Sheet Location	2008	2007	Balance Sheet Location	2008	2007
Derivatives designated as hedging instruments:
Interest rate contracts	Other assets	$928	$268	Other liabilities	$162	$78
Other contracts	Other assets	680	23	Other liabilities	-	-
Total derivatives designated as hedging instruments		$1,608	$291		$162	$78

Derivatives not designated as hedging instruments:
Interest rate contracts	Trading assets	$18,452	$6,963	Trading liabilities	$17,818	$6,801
Equity contracts	Trading assets	742	190	Trading liabilities	713	571
Credit contracts	Trading assets	86	61	Trading liabilities	-	3
Other contracts	Trading assets	7,833	2,603	Trading liabilities	7,615	2,713
Total derivatives not designated as hedging instruments		$27,113	$9,817		$26,146	$10,088
Total derivatives (b)		$28,721	$10,108		$26,308	$10,166
(a)	Derivative financial instruments are reported net of cash collateral received and paid of $817 million and $1.777 billion, respectively at Dec. 31, 2008. Such amounts for Dec. 31, 2007 were not material.
(b)	Fair values are on a gross basis, before consideration of master netting agreements, as required by SFAS No. 161.

Impact of derivative instruments on the income statement (in millions)
Derivatives in Fair Value Hedging Relationships	Location of Gain or (Loss) Recognized in Income on Derivatives	Amount of Gain or (Loss) Recognized in Income on Derivative		Location of Gain or (Loss) Recognized in Income on Hedged Item	Amount of Gain or (Loss) Recognized in Hedged Item
		2008	2007		2008	2007
Interest rate contracts	Net interest revenue	$632	$127	Net interest revenue	$(603)	$(121)

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded From Effective Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffectiveness Portion and Amount Excluded From Effective Testing)
	2008	2007		2008	2007		2008	2007
Interest rate contracts	$30.0	$0.2	Net interest revenue	$3.3	$4.6	Net interest revenue	$(0.1)	$0.1
FX contracts	14.4	-	Other revenue	7.5	(4.2)	Other revenue	-	-
Total	$44.4	$0.2		$10.8	$0.4		$(0.1)	$0.1

Derivatives in Net Investment Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)		Location of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified From Accumulated OCI Into Income (Effective Portion)		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded From Effective Testing)	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffectiveness Portion and Amount Excluded From Effective Testing)
	2008	2007		2008	2007		2008	2007
FX contracts	$848	$130		$-	$-	Other revenue	$0.1	$(0.2)

142     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Trading activities (including trading derivatives)

Our trading activities are focused on acting as a market maker for our customers. The risk from these market-making activities and from our own positions is managed by our traders and limited in total exposure as described below.

We manage trading risk through a system of position limits, a value-at-risk (“VAR”) methodology based on Monte Carlo simulations, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by a separate unit on a daily basis. Based on certain assumptions, the VAR methodology is designed to capture the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one-day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. The VAR model is the basis for the economic capital calculation, which is allocated to lines of business for computing risk-adjusted performance.

As the VAR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management’s assessment of market conditions. Additional stress scenarios based upon historic market events are also performed. Stress tests, by their design, incorporate the impact of reduced liquidity and the breakdown of observed correlations. The results of these stress tests are reviewed weekly with senior management.

Revenue from foreign exchange and other trading activities included the following:

Foreign exchange and other trading activities (in millions)	2008	2007 (a)	2006 (a)
Foreign exchange	$1,197	$593	$304
Interest rate contract	(6)	46	25
Debt securities	153	69	75
Credit derivatives	30	59	(8)
Equities	90	16	19
Commodity and other derivatives	(2)	3	-
Total	$1,462	$786	$415
(a)	Results for 2007 include six months of The Bank of New York Mellon Corporation and six months of legacy The Bank of New York Company, Inc. Results for 2006 reflect legacy The Bank of New York Company, Inc. only.

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

The Company monitors a volatility index of global currency using a basket of 30 major currencies. In 2008, the volatility of this index was above median for most of the year and significantly above median in the fourth quarter.

The following table of total daily revenue or loss captures trading volatility and shows the number of days in which our trading revenues fell within particular ranges during the past year.

Distribution of revenues	Quarter ended
(in millions)	Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
Revenue range:	Number of days
Less than $(2.5)	-	6	1	-	1
$(2.5) - $0	3	3	1	1	-
$0 - $2.5	8	6	11	8	6
$2.5 - $5.0	25	14	26	22	14
More than $5.0	26	33	25	33	41

The Bank of New York Mellon Corporation     143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The volatility in the currency markets caused an increase in the unrealized gain/loss on the foreign exchange trading and derivative portfolios at Dec. 31, 2008. The volatility in the markets throughout 2008 has caused the number of days when our trading revenue exceeded $5 million to increase significantly.

Counterparty credit risk and collateral

We assess credit risk of our counterparties through regular periodic examination of their financial statements, confidential communication with the management of those counterparties and regular monitoring of publicly available credit rating information. This and other information is used to develop proprietary credit rating metrics used to assess credit quality.

Collateral requirements are determined after a comprehensive review of the credit quality of each counterparty. Collateral is generally held in the form of cash or highly liquid government securities. Collateral requirements are monitored and adjusted daily.

Additional disclosures concerning derivative financial instruments are provided in Note 24 of the Notes to Consolidated Financial Statements.

28. Business segments

For details of our business segments, see Business segments review on pages 23 through 25, the second table on page 26 and the tables on page 27 through “Average assets” (excluding “pre-tax operating margin”). The tables and information in those paragraphs are incorporated by reference into these Notes to Consolidated Financial Statements.

29. Legal proceedings

In the ordinary course of business, the Company and its subsidiaries are routinely defendants in or parties to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however, on the basis of current knowledge and after consultation with legal counsel, we do not believe that enforceable judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage, will have a material adverse effect on the consolidated financial position or liquidity of the Company, although they could have a material effect on net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

As previously disclosed in the Company’s Form 8-K dated May 17, 2007, the Federal Customs Service of the Russian Federation is pursuing a claim against The Bank of New York, now The Bank of New York Mellon (the “Bank”), a subsidiary of the Company. The claim is based on allegations relating to the previously disclosed Russian funds transfer matter, and alleges that the Bank violated U.S. law by failing to supervise and monitor funds transfer activities at the Bank. This “lack of action” is alleged to have resulted in underpayment to the Russian Federation of the value added taxes that were due to be paid by the customers of the bank’s clients on certain goods imported into the country. The claim seeks $22.5 billion in “direct and indirect” losses.

The Bank has been defending itself vigorously in this matter and intends to continue to do so. The Bank believes it has meritorious procedural and substantive defenses to the allegations in the Russian courts and also believes it has meritorious defenses to an attempted enforcement of a judgment outside the Russian Federation in countries in which the Bank has material assets if a judgment were to be entered in this matter by the Russian courts.

As previously disclosed, during 2001 and 2002, we entered into various structured transactions that involved, among other things, the payment of U.K. corporate income taxes that were credited against our U.S. corporate income tax liability.

On Sept. 30, 2008, as part of our closing agreement for the 1998-2002 federal audit cycle, the IRS designated one such transaction for litigation and we agreed to litigate in the U.S. Tax Court.

The transaction involved payments of U.K. corporate income taxes that generated foreign tax credits over the 2001-2006 period. The IRS has indicated it intends to seek to disallow the foreign tax credits

144     The Bank of New York Mellon Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

primarily on the basis the transaction lacked economic substance. We are prepared to vigorously defend our position and believe the tax benefits associated with the transaction were consistent with IRS published guidance existing at the time the transaction was entered into and with various federal appellate court decisions. In the event the Company is unsuccessful in defending its position, the IRS has agreed not to assess underpayment penalties on this transaction.

As previously disclosed, the Bank filed a proof of claim on Jan. 18, 2008, in the Chapter 11 bankruptcy of Sentinel Management Group, Inc. (“Sentinel”), seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at the Bank. Pursuant to a Plan of Reorganization confirmed by the Bankruptcy Court on Dec. 8, 2008, $370 million of cash has been set aside as a reserve, to be used by the Bank if its proof of claim is allowed in the bankruptcy. On March 3, 2008, the bankruptcy trustee filed an adversary complaint against the Company seeking to disallow the Bank’s claim and seeking damages against the Bank for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly using them as collateral for the loan. The Company has also learned that the Commodities Futures Trading Commission has opened an investigation that includes a review of Sentinel’s relationship with the Bank.

As previously disclosed in the Company’s 2007 Annual Report on Form 10-K, the U.S. Securities and Exchange Commission (“SEC”) is investigating the trading activities of Pershing Trading Company LP (“Pershing”), a floor specialist, on two regional exchanges from 1999 to 2004. Because the conduct at issue is alleged to have occurred largely during the period when Pershing was owned by Credit Suisse First Boston (USA), Inc. (“CSFB”), the Company has made claims for indemnification against CSFB relating to this matter under the agreement relating to the acquisition of Pershing. CSFB is disputing these claims for indemnification.

As previously disclosed, in connection with the acquired JPMorgan Chase corporate trust business, the Bank was required to file various IRS information and withholding tax returns for 2006. In preparing to do so, the Bank identified certain inconsistencies in the supporting tax documentation and records transferred to the Bank that were needed to file accurate returns. The Company and JPMorgan Chase jointly disclosed this matter to the IRS on a voluntary basis in a meeting on Sept. 7, 2007 and the Company believes it will receive additional time to remediate the issues. The Company and JPMorgan Chase are attempting to resolve the information reporting and withholding issues presented. While there can be no assurance, the Company believes that after remediation the potential financial exposure will be immaterial, and, in any event, the Company is indemnified by JPMorgan Chase for the 2006 tax withholding and reporting obligations associated with the acquisition.

As previously disclosed, the Company self-disclosed to the SEC that Mellon Financial Markets LLC (“MFM”) placed orders on behalf of issuers to purchase their own Auction Rate Securities. The SEC and certain state authorities, including the Texas Securities Board, are investigating these transactions. MFM is cooperating fully with the investigations.

As previously disclosed, in the course of a routine review of customer accounts at Mellon Securities LLC (“Mellon Securities”), the Company became aware of circumstances suggesting that employees of Mellon Securities, which executes orders to purchase and sell securities on behalf of Mellon Investor Services LLC, failed to comply with certain best execution and regulatory requirements in connection with agency cross trades. The Company is reviewing the trades and is in the process of determining the extent of any remediation. The Company self-disclosed this matter to the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the SEC on a voluntary basis.

As previously disclosed, in December 2004, the National Association of Securities Dealers (“NASD”) commenced an inquiry into BNY Capital Markets, Inc. (now BNY Mellon Capital Markets LLC, “BNY MCM”) concerning the participation in certain partial tender offers for publicly traded securities by a small group of former traders, which was prompted by BNY MCM’s disclosure to the NASD that it had identified certain instances in which BNY MCM tendered in excess of the firm’s net long position in the underlying securities. In December 2008, BNY MCM entered into letter of Acceptance, Waiver and Consent (“AWC”) with FINRA, the successor to the NASD. In the AWC, BNY MCM consented, without admitting or denying, to FINRA’s finding that it violated SEC Rule 14e-4 and NASD Rule 2110 (through its participation in the partial tender offers) and NASD Conduct Rule 3010 and 2110 regarding supervisory systems. BNY MCM also consented to a censure and a $90,000 fine.

The Bank of New York Mellon Corporation     145

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In August 2008, FINRA commenced an inquiry into BNY MCM concerning the sale of Auction Rate Securities (“ARS”). On Sept. 16, 2008, BNY MCM signed a “Settlement Term Sheet,” with FINRA to resolve the investigation of the firm without admitting or denying FINRA’s findings that BNY MCM sold ARS using advertising or marketing materials that were not fair and balanced. BNY MCM agreed to: (1) buy back certain ARS from a class of individuals and certain entities who purchased ARS from BNY MCM from May 31, 2006 through Feb. 28, 2008 (such ARS having a total PAR value of approximately $20 million); (2) make best efforts to provide liquidity to all other investors not in the relevant class but who purchased ARS from BNY MCM during the same period; and (3) a censure and fine in the amount of $250,000.

On Dec. 19, 2008, CompSource Oklahoma filed a lawsuit in the United States District Court for the Eastern District of Oklahoma. The action names as defendants BNY Mellon, N.A. and The Bank of New York Mellon Corporation. The plaintiff alleges that participants in the defendants’ securities lending program, through collective investment vehicles managed by the defendants, incurred losses relating to investments in medium term notes of Sigma Finance Inc. The plaintiff purports to bring the lawsuit on its own behalf and as a representative of a class of participants. The plaintiff asserts claims for negligence, breach of fiduciary duty and breach of contract. The complaint seeks unspecified damages.

On Dec. 11, 2008, Bernard L. Madoff was arrested by the FBI and sued by the SEC for engaging in a massive “Ponzi-scheme” investment fraud through his broker dealer and investment advisory company, Bernard L. Madoff Investment Securities LLC (“Madoff”). The Company has no direct exposure to the Madoff fraud. Ivy Asset Management LLC (“Ivy”), a subsidiary that primarily manages funds-of-hedge-funds has not had any funds-of-funds investments with Madoff since 2000. Several investment managers contracted with Ivy as a sub-advisor and one pension fund contracted with Ivy as investment manager; a portion of these funds were invested with Madoff and likely suffered losses as a result of the Madoff fraud. Ivy continues to review these matters.

Ivy acted as a consultant to the investment manager for the Beacon Associates LLC I (“Beacon Associates”) fund-of-hedge-funds, which invested with Madoff. Ivy did not have discretion over investment decisions for Beacon Associates. On Jan. 27, 2009, the Trustees of a pension plan that invested in the Beacon Associates fund sued the fund’s investment manager, its directors and officers, Ivy, the Company, and Beacon Associates’ auditors. The suit seeks unspecified damages allegedly resulting from violations of federal securities laws and common law, including fraud and breach of fiduciary duties. The Company believes that the allegations lack merit and intends to vigorously defend against the suit.

30. Related party transaction

Included in interest-bearing deposits with banks at Dec. 31, 2008 was approximately $3 billion of certificates of deposits (“CDs”) purchased from money market mutual funds managed by Dreyfus. During the second half of 2008, the Company purchased approximately $21 billion of CDs from the money market mutual funds. Approximately $18 billion of these CDs were repaid in the fourth quarter of 2008. When the remaining securities mature in 2009, no gain or loss is expected to be recorded.

146     The Bank of New York Mellon Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2006, were audited by other auditors whose report, dated February 21, 2007, was unqualified.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2008, the Company changed its methods of accounting for fair value measurements and elected the fair value option for certain financial assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York

February 27, 2009

The Bank of New York Mellon Corporation     147

DIRECTORS, SENIOR MANAGEMENT AND EXECUTIVE COMMITTEE

Directors

Ruth E. Bruch

Senior Vice President and

Chief Information Officer

Kellogg Company

Cereal and convenience foods

Nicholas M. Donofrio

Retired Executive Vice President, Innovation and Technology

IBM Corporation

Developer, manufacturer and provider of advanced information technologies and services

Gerald L. Hassell

President

The Bank of New York Mellon Corporation

Edmund F. (Ted) Kelly

Chairman, President and Chief

Executive Officer

Liberty Mutual Group

Multi-line insurance company

Robert P. Kelly

Chairman and Chief

Executive Officer

The Bank of New York Mellon Corporation

Richard J. Kogan

Retired President and Chief Executive Officer

Schering-Plough Corporation

International research-based development and manufacturing

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

Retired Senior Executive

Vice President and Chief Administrative Officer

MetLife, Inc.

Insurance and financial services company

William C. Richardson

President and Chief Executive Officer Emeritus

The W. K. Kellogg Foundation

Private foundation

Samuel C. Scott III

Chairman, President and Chief Executive Officer

Corn Products International, Inc.

Global producers of corn-refined products and ingredients

John P. Surma

Chairman and Chief Executive Officer United States Steel Corporation

Steel manufacturing

Wesley W. von Schack

Chairman, President and Chief Executive Officer

Energy East Corporation

Energy services company

Senior Management

Robert P. Kelly

Chairman and Chief Executive Officer

Gerald L. Hassell

President

Executive Committee

Torry Berntsen

Chief Client Management Officer

Richard F. Brueckner

Chief Executive Officer,

Pershing LLC

Arthur Certosimo

Chief Executive Officer, Broker-Dealer Services and

Alternative Investment Services

(effective March 1, 2009)

Steven G. Elliott

Senior Vice Chairman

Thomas P. (Todd) Gibbons

Chief Financial Officer

Timothy F. Keaney

Co-Chief Executive Officer,

BNY Mellon Asset Servicing

Carl Krasik

General Counsel

David F. Lamere

Chief Executive Officer,

BNY Mellon Wealth Management

Jonathan Little

Vice Chairman, BNY Mellon Asset Management

Chairman, BNY Asset Management International

Donald R. Monks

Vice Chairman

Head, Integration

Ronald P. O’Hanley

Chief Executive Officer,
BNY Mellon Asset Management

James P. Palermo

Co-Chief Executive Officer,

BNY Mellon Asset Servicing

Karen B. Peetz

Chief Executive Officer,

Financial Markets and Treasury Services

Lisa B. Peters

Chief Human Resources Officer

Brian G. Rogan

Chief Risk Officer

Kurt D. Woetzel

Chief Information Officer

148     The Bank of New York Mellon Corporation

PERFORMANCE GRAPH

	2003	2004	2005	2006	2007	2008
The Bank of New York Mellon Corporation	$100.0	$103.5	$101.6	$128.8	$153.8	$91.8
S&P 500	$100.0	110.9	116.3	134.7	142.1	89.5
S&P Financial Index	$100.0	110.9	118.1	140.8	114.7	51.3
Old Peer Group	$100.0	106.1	115.4	126.7	132.4	80.8
New Peer Group	$100.0	110.0	116.7	141.3	115.5	63.7

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2003 to Dec. 31, 2008. The graph reflects total shareholder returns for The Bank of New York Company, Inc. from Dec. 31, 2003 to June 29, 2007, and for The Bank of New York Mellon Corporation from July 2, 2007 to Dec. 31, 2008. June 29, 2007 was the last day of trading on the NYSE of The Bank of New York Company, Inc. common stock and July 2, 2007 was the first day of trading on the NYSE of The Bank of New York Mellon Corporation common stock. We are showing combined The Bank of New York Company, Inc.—The Bank of New York Mellon Corporation shareholder returns because The Bank of New York Mellon Corporation does not have a five-year history as a public company. During the turbulent market environment in 2008, two members of our old peer group ceased to exist. As a result, we re-evaluated our old peer group and determined a change was appropriate. Our new peer group is composed of asset managers and institutional service providers that represent our primary competitors. We are also utilizing the S&P 500 Financial Index as a benchmark against our performance. The graph also shows the cumulative total returns for the same five-year period of the S&P 500 index, as well as our old and new peer groups listed below. The comparison assumes a $100 investment on Dec. 31, 2003 in The Bank of New York Company, Inc. common stock (which was converted on a 0.9434 for one basis into The Bank of New York Mellon Corporation common stock on July 1, 2007), in the S&P 500 Index, in the S&P Financial Index and in each of the peer groups shown and assumes that all dividends were reinvested.

Old Peer Group*	New Peer Group*
AllianceBernstein Holdings LP	American Express Company
BlackRock, Inc.	Bank of America Corporation
JPMorgan Chase & Co.	BlackRock, Inc.
Legg Mason, Inc.	Charles Schwab Corporation
Lehman Brothers Holdings, Inc.	Citigroup Inc.
Northern Trust Corporation	JPMorgan Chase & Co.
PNC Financial Services Group, Inc.	Northern Trust Corporation
Prudential Financial, Inc.	PNC Financial Services Group, Inc.
State Street Corporation	Prudential Financial, Inc.
SunTrust Banks, Inc.	State Street Corporation
US Bancorp	US Bancorp
Wachovia Corporation	Wells Fargo & Company

*	Returns are weighted by market capitalization at the beginning of the measurement period.

The Bank of New York Mellon Corporation     149