Form 10-K, Exhibit 13
period 2009-12-31
Bank of New York Mellon CORP
filed 2010-02-26
CIK 1390777

Exhibit 13.1

Financial Section

THE BANK OF NEW YORK MELLON CORPORATION

2009 ANNUAL REPORT

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary
(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2009	2008	2007 (a)	2006 (b)	2005 (b)
Year ended Dec. 31

Fee revenue	$10,141	$12,342	$9,254	$5,337	$4,693
Investment securities gains (losses)	(5,369)	(1,628)	(201)	2	22
Net interest revenue	2,915	2,859	2,245	1,499	1,340
Total revenue	7,687	13,573	11,298	6,838	6,055
Provision for credit losses	332	104	(11)	(20)	(7)
Noninterest expense	9,563	11,523	8,094	4,675	4,078
Income (loss) from continuing operations before income taxes	(2,208)	1,946	3,215	2,183	1,984
Provision (benefit) for income taxes	(1,395)	491	987	694	635
Income (loss) from continuing operations	(813)	1,455	2,228	1,489	1,349
Income (loss) from discontinued operations, net of tax	(270)	14	10	1,371	228
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	-	(26)	(180)	-	-
Net income (loss)	(1,083)	1,443	2,058	2,860	1,577
Net (income) loss attributable to noncontrolling interests, net of tax	(1)	(24)	(19)	(13)	(6)
Redemption charge and preferred dividends	(283)	(33)	-	-	-
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$(1,367)	$1,386	$2,039	$2,847	$1,571

Earnings per diluted common share (c):
Income (loss) from continuing operations	$(0.93)	$1.21	$2.35	$2.04	$1.84
Income (loss) from discontinued operations, net of tax	(0.23)	0.01	0.01	1.91	0.31
Extraordinary (loss), net of tax	-	(0.02)	(0.19)	-	-
Net income (loss) applicable to common stock	$(1.16)	$1.20	$2.17	$3.93 (d)	$2.15

At Dec. 31
Securities	$56,049	$39,435	$48,698	$21,106	$27,218
Loans	36,689	43,394	50,931	37,793	32,927
Total assets	212,224	237,512	197,656	103,206	102,118
Deposits	135,050	159,673	118,125	62,146	49,787
Long-term debt	17,234	15,865	16,873	8,773	7,817
Preferred (Series B) stock	-	2,786	-	-	-
Common shareholders’ equity	28,977	25,264	29,403	11,429	9,876
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only. All legacy The Bank of New York Company, Inc. earnings per share and share-related data are presented in post merger share count terms.
(c)	Diluted earnings per common share for the year ended Dec. 31, 2009 was calculated using average basic shares. Adding back the dilutive shares would result in anti-dilution.
(d)	Does not foot due to rounding.

6     BNY Mellon

Financial Summary (continued)
(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2009	2008		2007 (a)	2006 (b)	2005 (b)
Selected data

Return on common equity (c)(d)	N/M	5.0%		11.0%	27.6%	16.6%
Non-GAAP adjusted (c)(d)	8.3%	14.3		13.7	28.7	16.7
Return on tangible common equity (c)(d)	N/M	20.7		29.3	50.7	29.4
Non-GAAP adjusted (c)(d)	28.7	48.9		33.7	52.0	29.1
Return on assets (d)	N/M	0.67		1.49	2.67	1.55

Continuing operations basis:
Pre-tax operating margin (c)	N/M	14		28	32	33
Non-GAAP adjusted (c)	31	39		36	35	33
Fee and other revenue as a percent of total revenue (c)	62	79		80	78	78
Non-GAAP adjusted (c)	78	79		80	78	78
Fee revenue per employee (based on average headcount) (in thousands)	$242	$290		$291	$262	$240
Percent of non-U.S. fee revenue and net interest revenue	32%	33	% (f)	32%	30%	30%
Net interest margin (on fully taxable equivalent basis) (e)	1.82	1.89	(f)	2.05	2.01	2.02
Cash dividends per common share (b)	$0.51	$0.96		$0.95	$0.91	$0.87
Common dividend payout ratio	N/M	80.00%		43.58%	23.10%	40.28%
Dividend yield	1.8%	3.4		1.9	2.2	2.6
Closing common stock price per common share (b)	$27.97	$28.33		$48.76	$41.73	$33.76
Market capitalization (in billions)	33.8	32.5		55.9	29.8	24.6
Book value per common share (b)(c)	23.99	22.00		25.66	16.03	13.57
Tangible book value per common share – Non-GAAP (b)(c)	7.90	5.18		8.00	7.73	7.90
Employees (continuing operations)	42,200	42,500		41,200	22,400	19,900
Year-end common shares outstanding (in thousands) (b)	1,207,835	1,148,467		1,145,983	713,079	727,483
Average common equity to average assets	12.8%	13.4%		13.6%	9.7%	9.3%

At Dec. 31
Assets under management (“AUM”) (in billions)	$1,115	$928		$1,121	$142	$115
Assets under custody and administration (“AUC”) (in trillions)	22.3	20.2		23.1	15.5	11.4
Cross-border assets (in trillions)	8.8	7.5		10.0	6.3	3.4
Market value of securities on loan (in billions) (g)	247	326		633	399	311

Capital ratios at Dec. 31 (h)
Tier 1 capital ratio	12.1%	13.2%		9.3%	8.2%	8.4%
Tier 1 common equity to risk-weighted assets ratio (c)	10.5	9.4		7.6	6.7	6.9
Total (Tier 1 plus Tier 2) capital ratio	16.0	16.9		13.2	12.5	12.5
Leverage capital ratio	6.5	6.9		6.5	6.7	6.6
Common shareholders’ equity to assets (c)	13.7	10.6		14.9	11.1	9.7
Tangible common shareholders’ equity to tangible assets –Non-GAAP (c)	5.2	3.8		5.2	5.7	5.9
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only. All legacy The Bank of New York Company, Inc. earnings per share and share-related data are presented in post merger share count terms.
(c)	See Supplemental Information beginning on page 74 for a calculation of these ratios.
(d)	Calculated before the extraordinary losses in 2008 and 2007.
(e)	Prior periods are calculated on a continuing operations basis, even though the prior period balance sheets, in accordance with GAAP, have not been restated for discontinued operations.
(f)	Excluding the SILO/LILO charges, the percentage of non-U.S. fee and net interest revenue was 32% and the net interest margin was 2.21% for the year ended Dec. 31, 2008.
(g)	Represents the securities on loan, both cash and non-cash, managed by the Asset Servicing segment.
(h)	Includes discontinued operations.

BNY Mellon     7

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company,” and similar terms for periods on or after July 1, 2007 refer to The Bank of New York Mellon Corporation and references to “our,” “we,” “us,” the “Company,” and similar terms prior to July 1, 2007 refer to The Bank of New York Company, Inc.

BNY Mellon’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading “Forward-looking Statements.” When used in this Annual Report, words such as “estimate,” “forecast,” “project,” “anticipate,” “confident,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” and words of similar meaning, signify forward-looking statements in addition to statements specifically identified as forward-looking statements.

Certain business terms used in this document are defined in the Glossary.

The following should be read in conjunction with the Consolidated Financial Statements included in this Annual Report. Investors should also read the section entitled “Forward-looking statements.”

How we reported results

On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation (“Mellon Financial”) merged into The Bank of New York Mellon Corporation (together with its consolidated subsidiaries, “BNY Mellon”), with BNY Mellon being the surviving entity.

The merger transaction resulted in The Bank of New York Company, Inc. shareholders receiving 0.9434 shares of BNY Mellon’s common stock for each share of The Bank of New York Company, Inc. common stock outstanding at the closing date of the merger. All legacy The Bank of New York Company, Inc. earnings per share and common stock outstanding amounts in this Annual Report have been restated to reflect this exchange ratio. For accounting and financial reporting purposes the merger was accounted for as a purchase of Mellon Financial by The Bank of New York Company, Inc.

Results for 2007 reflect six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc. Results prior to 2007 reflect legacy The Bank of New York Company, Inc. only.

All information in this Annual Report is reported on a continuing operations basis, unless otherwise noted. For a description of discontinued operations, see Note 4 in the Notes to Consolidated Financial Statements.

Throughout this Annual Report, certain measures, which are noted, exclude certain items. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons, which relate to our ability to enhance revenues and limit expenses in circumstances where such matters are within our control. We also present certain amounts on a fully taxable equivalent (“FTE”) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to a FTE basis has no impact on net income. See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 74 for a reconciliation of financial measures presented in accordance with GAAP to adjusted Non-GAAP financial measures.

Overview

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE symbol: BK). BNY Mellon is a global leader in providing a comprehensive array of services that enable institutions and individuals to manage and service their financial assets in more than 100 markets worldwide. We strive to be the global provider of choice for asset and wealth management and institutional services and be recognized for our broad and deep capabilities, superior client service and consistent outperformance versus peers. Our global client base consists of financial institutions, corporations, government agencies, high-net-worth individuals, families, endowments and foundations and related entities. At Dec. 31, 2009, we had $22.3 trillion in assets under custody and administration and $1.1 trillion in assets under management, serviced $12.0 trillion in outstanding debt and, on average, processed $1.6 trillion of global payments per day.

BNY Mellon’s businesses benefit during periods of global growth in financial assets and concentration of

8     BNY Mellon

Results of Operations (continued)

wealth, and also benefit from the globalization of the investment process. Over the long term, our financial goals are focused on deploying capital to accelerate the long-term growth of our businesses and on achieving superior total returns to shareholders by generating first quartile earnings per share growth over time relative to a group of peer companies.

Key components of our strategy include: providing superior client service versus peers; strong investment performance (relative to investment benchmarks); above median revenue growth (relative to peer companies for each of our businesses); an increasing percentage of revenue and income derived from outside the U.S.; successful integration of acquisitions; competitive margins; and positive operating leverage. We have established Tier 1 capital as our principal capital measure and have established a targeted minimum ratio of Tier 1 capital to risk-weighted assets of 10%.

Impact of the current market environment on our business and regulatory events

In 2009, market related factors continued to impact the results in our core businesses. Total revenue was impacted by: a low interest rate environment, which resulted in lower net interest and fee revenue; lower foreign exchange (“FX”) volumes; and lower average equity markets as reflected by a 22% decrease in the daily average S&P 500 Index and a 15% decrease in the daily average FTSE 100 Index.

Our Asset and Wealth Management businesses were negatively impacted by global weakness in market values as a result of a decline in the daily averages of the S&P 500 and the FTSE 100 indices compared with 2008. Our asset and wealth management fee revenue was also negatively impacted by outflows in the alternative asset class as investors reduced their risk profiles and higher money market fee waivers as a result of low interest rates.

FX revenues returned to more normalized levels in 2009 from the record levels of 2008, reflecting lower volatility and spreads.

Results in our securities lending business continue to be impacted by narrower spreads and lower market valuations, as well as overall de-leveraging in the financial markets compared with 2008. Spreads continued to narrow throughout 2009 and by the end of 2009 returned to more historic levels.

Market conditions in 2009 resulted in a reduction in the volume of global fixed income securities issuances which impacted the level of new business in our Corporate Trust business.

The weakness in the equity markets in 2009 resulted in a lower level of corporate actions which impacted our Depositary Receipts and Shareowner Services businesses.

The current low interest rate environment continues to adversely impact our net interest revenue and corresponding net interest margin, as well as money market mutual fund and money market fund related distribution fees. At Dec. 31, 2009, we estimate that an immediate 100 basis point increase in overnight interest rates from those currently in effect would increase annual pre-tax income by approximately $500 million. The increase to pre-tax income would benefit both fee revenue and net interest revenue.

Evolving regulatory environment

The current economic and political environment has led to legislative and regulatory initiatives that address the financial services industry’s monitoring of risk, capital requirements and executive compensation policies. The Obama Administration, Congress and U.S. and foreign regulators are currently considering a variety of proposals that would modify the regulation of the financial services industry and increase costs. The initiatives that would have the greatest impact on our business are described below.

The Federal Deposit Insurance Corporation (“FDIC”) adopted a final rule requiring insured depository institutions to prepay their estimated quarterly regular risk-based assessments for the fourth quarter of 2009 and for all 2010, 2011 and 2012. On Dec. 30, 2009, The Bank of New York Mellon and BNY Mellon, N.A., our two principal banks, prepaid an aggregate of $295 million for their estimated quarterly risk-based assessments for these periods.

Also, in 2009, BNY Mellon recorded a payment of a special emergency deposit assessment of 5 basis points on each FDIC-insured depository institution’s total assets, minus its Tier 1 capital, as of June 30, 2009, subject to a cap of 10 basis points of average assessable domestic deposits for the second quarter of 2009. The special assessment resulted in a pre-tax charge of $61 million, which was recorded as other expense.

BNY Mellon     9

Results of Operations (continued)

In January 2010, President Obama proposed a “Financial Crisis Responsibility Fee” which would apply to banks, thrifts, insurance companies and broker-dealers with more than $50 billion in consolidated assets. The fee is intended to recoup the cost of the Troubled Asset Relief Program (“TARP”) to the U.S. Government. As currently proposed, the fee would go into effect on June 30, 2010 and would remain in force for 10 years or longer. The fee would be calculated on total assets excluding Tier 1 capital and assessed deposits. Based on the amount of assets on our balance sheet at Dec. 31, 2009, we estimate that we would be responsible for paying approximately $200 million annually under this proposal, if enacted as currently proposed.

Financial regulatory reform continues to be a top priority for the Obama Administration. The U.S. House of Representatives (the “House”) passed the “Wall Street Reform and Consumer Protection Act” on Dec. 11, 2009. The U.S. Senate has not yet passed legislation in this area. The Senate Banking Committee draft bill, “Restoring American Financial Stability Act of 2009,” is still in draft form and currently under discussion. Both legislative products focus on measures to improve financial stability, provide for more effective bank supervision, enhance the regulation of consumer financial products and services through the establishment of a Consumer Financial Protection Agency and allow for better coordination between regulatory agencies. The House’s bill would establish a Systemic Dissolution Fund to help wind down financial institutions when necessary. The fund would be pre-funded by FDIC assessments on large financial companies with assets exceeding $50 billion, to pay for the resolution of a bank holding company, a systemically important financial company, an insurance company or any other financial company. The Senate Banking Committee’s draft proposal has a similar resolution mechanism and sets the threshold at $10 billion or more.

2009 and subsequent events

Investment securities portfolio restructuring

Consistent with our ongoing strategy to reduce balance sheet risk, and reflecting the improvement in the fixed income markets in the second half of 2009, we sold or restructured a significant portion of our watch list investment securities portfolio. The watch list includes those securities we view as having a higher risk of impairment charge.

The sales and restructuring impacted approximately $13.5 billion (pre-restructuring amortized cost) of investment securities. The investment securities sales and restructuring resulted in a net charge of approximately $4.8 billion (pre-tax) in 2009. The majority of the restructured securities were retained on our balance sheet in a certificate issued by a Grantor Trust.

The charge for restructuring the securities portfolio had a minimal impact on our tangible capital ratio, as approximately 90% of the charge had previously been reflected in tangible capital.

As a result of the restructuring, we expect net interest revenue to be positively impacted by approximately $200 million in 2010.

Settlement with the Russian Federal Customs Service

In October 2009, the Federal Customs Service of the Russian Federation (the “Customs Service”) and The Bank of New York Mellon, a subsidiary of BNY Mellon, settled the litigation filed by the Customs Service in the Arbitrazh Court of the City of Moscow.

Under the terms of the settlement agreement, the Customs Service agreed to withdraw its $22.5 billion lawsuit, the proceedings were terminated by the Arbitrazh Court, and the Customs Service and The Bank of New York Mellon exchanged mutual releases. Without any admission of liability, The Bank of New York Mellon agreed to pay $14 million in trial costs and expenses to the Customs Service in consideration for the settlement.

Acquisition of Insight Investment Management

In November 2009, we acquired Insight Investment Management Limited (“Insight”) for £235 million (approximately $377 million of cash and stock). Based in London, Insight specializes in liability-driven investment solutions, active fixed income and alternative investments. Its clients include some of the UK’s largest pension schemes, corporates, insurance companies and local authorities, along with a growing number of non-UK clients and some of the best-known financial services and intermediary companies. At acquisition, Insight had approximately $138 billion in assets under management. Insight is included in the Asset Management segment.

10     BNY Mellon

Results of Operations (continued)

Siguler Guff & Company, LLC investment

In November 2009, BNY Mellon acquired a 20% minority interest in Siguler Guff & Company, LLC (and certain related entities) (“Siguler Guff”), a multi-strategy private equity firm with approximately $8 billion in assets under management and committed capital.

Agreement to acquire Global Investment Servicing, Inc.

In February 2010, BNY Mellon announced a definitive agreement to acquire Global Investment Servicing, Inc. (“GIS”) from PNC for cash of $2.31 billion. GIS provides a comprehensive suite of products which includes subaccounting, fund accounting/administration, custody, managed account services and alternative investment services. GIS is based in Wilmington, Delaware and has approximately 4,500 employees in locations across the U.S. and Europe.

GIS has approximately $855 billion in assets under administration, including $460 billion in assets under custody. BNY Mellon plans to raise between $700-800 million in equity as part of the transaction. The transaction is expected to close in the third quarter of 2010, subject to necessary regulatory approvals. At closing, GIS will be included in the Institutional Services sector.

Repurchased preferred stock and warrant related to TARP

In June 2009, BNY Mellon repurchased the 3 million shares of its Series B preferred stock issued to the U.S. Treasury in October 2008 as part of the TARP Capital Purchase Program. BNY Mellon paid the U.S. Treasury $3.0 billion, which reflects the liquidation value of the preferred stock.

Related to this repurchase, we recorded an after-tax redemption charge of $196.5 million in 2009, representing the difference between the amortized cost of the preferred stock and the repurchase price. BNY Mellon paid the U.S. Treasury an aggregate of approximately $95 million in dividends on the Series B preferred shares from Oct. 28, 2008 through the repurchase date.

On Aug. 5, 2009, BNY Mellon repurchased the warrant issued to the U.S. Treasury in connection with the TARP Capital Purchase Program. The warrant was for 14,516,129 shares of our common stock. The repurchase price was $136 million.

Common stock and debt offerings

In 2009, BNY Mellon issued 48 million shares of common stock in a public offering, at a weighted-average price of $28.75 per common share, for a total of $1.4 billion. In addition to the common stock offering, during 2009 BNY Mellon issued $2.75 billion of non-guaranteed senior debt in public offerings comprised of $1.75 billion of 5-year notes and $1 billion of 10-year notes. The proceeds from the equity and debt offerings were used for general corporate purposes, which included funding the repurchase of the preferred stock related to TARP. BNY Mellon also issued approximately $600 million of FDIC-guaranteed debt, as described in “FDIC Temporary Liquidity Guarantee Program,” below.

Regulatory stress test

On May 7, 2009, the regulators released the results of the stress test administered under the Supervisory Capital Assessment Program conducted during the first quarter of 2009. The results concluded that BNY Mellon was not required to raise additional capital, and under the test’s adverse scenario our capital ratios strengthened further.

Discontinued operations

In July 2009, we announced an agreement to sell Mellon United National Bank (“MUNB”) located in Florida. As a result, we adopted discontinued operations accounting for MUNB. It was determined that this business no longer fit our strategic focus on our asset management and securities servicing businesses. MUNB was sold on Jan. 15, 2010. The business was formerly included in the Other segment. In 2009, we recorded an after-tax loss on discontinued operations of $270 million primarily reflecting loan write-downs and the elimination of $82 million of goodwill.

The income statements for all periods in this Annual Report have been restated to reflect the discontinued operations treatment of MUNB. The restatement resulted in a reduction to previously reported levels of net interest revenue and the net interest margin; a slight reduction in both treasury services and other fee revenue; a reduction in the provision for credit losses; a reduction in noninterest expense; and a change in continuing earnings per share.

BNY Mellon     11

Results of Operations (continued)

FDIC Temporary Liquidity Guarantee Program

In October 2008, the FDIC announced the Temporary Liquidity Guarantee Program (“TLGP”). This program:

•

Guarantees certain types of senior unsecured debt issued by participating U.S. bank holding companies, U.S. savings and loan holding companies and FDIC-insured depository institutions between Oct. 14, 2008 and Oct. 31, 2009, including promissory notes, commercial paper and any unsecured portion of senior debt. In 2009, BNY Mellon issued approximately $600 million of FDIC-guaranteed debt maturing June 29, 2012 under this program, which was the maximum amount of the debt permissible for it under the TLGP; and

•

Provides full FDIC deposit insurance coverage for funds held by participating FDIC-insured depository institutions in noninterest-bearing transaction deposit accounts until Dec. 31, 2009, extended until June 30, 2010. On Nov. 2, 2009, BNY Mellon elected to opt out of the six month extension of this program. Our participation in the program ended on Dec. 31, 2009.

Summary of financial results

We reported a net loss from continuing operations applicable to the common shareholders of BNY Mellon of $1.1 billion, or $0.93 per diluted common share in 2009. This compares with net income of $1.4 billion, or diluted earnings per common share of $1.21 in 2008 and $2.2 billion, or diluted earnings per common share of $2.35, in 2007.

In 2009, the net loss applicable to common shareholders, including discontinued operations, totaled $1.4 billion, or $1.16 per diluted common share, compared with net income of $1.4 billion, or $1.20 per diluted common share, in 2008 and $2.0 billion, or $2.17 per diluted common share, in 2007.

Highlights of 2009 results

•

Assets under custody and administration (“AUC”) totaled $22.3 trillion at Dec. 31, 2009 compared with $20.2 trillion at Dec. 31, 2008 reflecting higher market values and new business wins. (See the Institutional Services sector on page 28.)

•

Assets under management (“AUM”) totaled $1.115 trillion at Dec. 31, 2009 compared with $928 billion at Dec. 31, 2008. The impact of acquisitions and higher market values were partially offset by money market outflows. (See the Asset and Wealth Management sector on page 24.)

•

Securities servicing revenue totaled $5.0 billion in 2009 compared with $6.1 billion in 2008. Continued new business wins were more than offset by lower securities lending revenue, lower money market related distribution fees, lower market values throughout most of 2009 and a lower level of fixed income issuances globally. See the Institutional Services sector on page 28.)

•

Securities lending fee revenue totaled $259 million in 2009 compared with $789 million in 2008. The decrease reflects narrower spreads and lower loan balances due to de-leveraging in the financial markets. Securities lending assets totaled $247 billion at Dec. 31, 2009 compared with $326 billion at Dec. 31, 2008. (See the Institutional Services sector on page 28.)

•

Asset and wealth management fees, including performance fees totaled $2.6 billion in 2009 compared with $3.2 billion in 2008. The decrease reflects global weakness in market values throughout most of 2009, a reduction in money market related fees due to outflows in money market products and higher fee waivers, partially offset by new business and the acquisition of Insight. (See the Asset Management and Wealth Management segments beginning on page 26.)

•

Foreign exchange and other trading activities revenue totaled $1.0 billion in 2009 compared with a record $1.5 billion in 2008. The decrease primarily resulted from lower foreign exchange revenue driven by a 21% decline in volumes. (See Fee and other revenue beginning on page 14.)

•

Investment securities (pre-tax) net losses of $5.4 billion in 2009 were primarily driven by the investment securities portfolio restructuring described above. (See Consolidated balance sheet review beginning on page 45.)

•

Net interest revenue totaled $2.9 billion in 2009 essentially unchanged compared with 2008. Results in 2009 reflect historically low interest rates and our strategy to reinvest in high quality, relatively short duration assets, while results in 2008 were impacted by $489 million of sale-in-lease out (“SILO”)/lease-in-lease out

12     BNY Mellon

Results of Operations (continued)

(“LILO”) charges. (See Net interest revenue beginning on page 17.)
•

The provision for credit losses was $332 million in 2009 compared with $104 million in 2008. The increase primarily relates to a higher number of downgrades in 2009 and deterioration in certain industry sectors. (See Asset quality and allowance for credit losses beginning on page 54.)

•

Noninterest expense totaled $9.6 billion in 2009 compared with $11.5 billion in 2008. The decrease reflects lower support agreement charges, lower compensation and incentive expense, lower M&I charges as well as the benefit of merger-related expense synergies. (See Noninterest expense beginning on page 20.)

•	Merger and integration (“M&I”) expenses were $233 million (pre-tax), or $0.12 per diluted common share in 2009. (See Noninterest expense beginning on page 20.)
•

We recorded an after-tax redemption charge of $196.5 million related to the repurchase of the Series B preferred stock issued to the U.S. Treasury as part of the TARP Capital Purchase Program and $86.5 million for dividends/accretion on the Series B preferred stock. These items decreased earnings per share by $0.24 per diluted common share in 2009.

•

The unrealized net of tax loss on our investment securities portfolio was $619 million at Dec. 31, 2009 compared with $4.0 billion at Dec. 31, 2008. The decrease primarily resulted from the sale and restructuring of a portion of the watchlist investment securities portfolio and general improvements in the fixed income markets. (See Consolidated balance sheet review beginning on page 45.)

•

The Tier 1 capital ratio at Dec. 31, 2009 was 12.1% compared with 13.2% at Dec. 31, 2008. The decrease in the Tier 1 capital ratio primarily reflects the charge related to the restructuring of the investment securities portfolio and the repayment of the Series B preferred stock, partially offset by the common stock issuances in 2009 and lower risk-weighted assets.

Results for 2008

Results for 2008 were significantly impacted by the merger with Mellon Financial. The merger increased asset servicing revenue, asset and wealth management revenue, foreign exchange and other trading activities, treasury services revenue, distribution and servicing revenue and had a lesser impact on issuer services revenue. Noninterest expense was also significantly impacted by the merger. Results for 2008 also included:

•	Securities write-downs of $1.6 billion (pre-tax), primarily relating to negative market assumptions in the housing industry;
•	Support agreements provided to clients which resulted in an $894 million (pre-tax) charge;
•	A charge relating to certain SILOs/LILOs of $489 million (pre-tax) as well as the settlement of several audit cycles;
•	M&I expenses of $483 million (pre-tax);
•	A restructuring charge of $181 million (pre-tax) related to global workforce reduction initiatives; and
•	The consolidation of the assets of our bank-sponsored commercial paper conduit, Old Slip Funding, LLC (“Old Slip”) which resulted in an extraordinary after-tax loss of $26 million.

Results for 2007

Results for 2007 were primarily impacted by the merger with Mellon Financial in July 2007. The merger increased asset servicing revenue, asset and wealth management fees, foreign exchange and other trading activities, net interest revenue and noninterest expense. Issuer services revenue increased, primarily as a result of the acquisition of the corporate trust business of J. P. Morgan Chase.

Results for 2007 also included the consolidation of the assets of our bank-sponsored commercial paper conduit, Three Rivers Funding Corporation (“TRFC”) which resulted in an extraordinary after-tax loss of $180 million.

BNY Mellon     13

Results of Operations (continued)

Fee and other revenue

Fee and other revenue (dollars in millions unless otherwise noted)	2009	2008		2007 (a)		2009 vs. 2008	2008 vs. 2007
Securities servicing fees:
Asset servicing	$2,314	$2,581	(b)	$2,010	(b)	(10)%	28%
Securities lending revenue (c)	259	789		366		(67)	116
Issuer services	1,463	1,685		1,560		(13)	8
Clearing services	962	1,065	(d)	1,187	(d)	(10)	(10)
Total securities servicing fees	4,998	6,120		5,123		(18)	19
Asset and wealth management fees	2,639	3,218		2,153		(18)	49
Foreign exchange and other trading activities	1,036	1,462		786		(29)	86
Treasury services	519	514		346		1	49
Distribution and servicing	397	421		212		(6)	99
Financing-related fees	215	186		216		16	(14)
Investment income	226	207	(d)	207	(d)	9	-
Other	111	214	(d)	211	(d)	(48)	1
Total fee revenue	10,141	12,342		9,254		(18)	33
Net securities (losses)	(5,369)	(1,628)		(201)		N/M	N/M
Total fee and other revenue	$4,772	$10,714		$9,053		(55)%	18%
Fee and other revenue as a percentage of total revenue – GAAP	62%	79%		80%
Fee and other revenue as a percentage of total revenue – Non-GAAP (e)	78%	79%		80%
Market value of AUM at period-end (in billions)	$1,115	$928		$1,121		20%	(17)%
Market value of AUC and administration at period-end (in trillions)	$22.3	20.2		$23.1		10%	(13)%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	In 2009, global sub-custodian out-of-pocket expense related to client reimbursements was reclassified from sub-custodian expense to asset servicing revenue. This reclassification totaled $22 million in 2008 and $23 million in 2007.
(c)	Included in asset servicing revenue on the income statement.
(d)	In 2009, fee revenue associated with equity investments was reclassified from clearing services revenue and other revenue to investment income. Fee revenue associated with an equity investment previously recorded in clearing services revenue was $22 million in 2008 and $5 million in 2007. Fee revenue associated with an equity investment previously recorded in other revenue was $32 million in 2008 and $53 million in 2007. Prior periods have been reclassified.
(e)	See Supplemental information beginning on page 74 for a calculation of these ratios.

Fee revenue

Fee revenue decreased 18% in 2009 compared with 2008 as our securities servicing and asset and wealth management businesses were significantly impacted by lower equity market levels throughout most of 2009, as well as lower customer activity in the equity and fixed income markets. Lower spreads and volatility and the impact of a stronger U.S. dollar during 2009 also significantly impacted our businesses in 2009.

Securities servicing fees

Securities servicing fees were impacted by the following compared to 2008:

•	New business wins in asset servicing were more than offset by lower average market values in 2009, lower client activity and a stronger U.S. dollar;
•	Securities lending revenue reflects lower spreads and lower loan balances due to de-leveraging in the market;
•

Issuer services fees reflect lower Depositary Receipts revenue due to lower transaction fees and lower Corporate Trust fees due to lower levels of fixed income issuances globally and lower money market related distribution fees and lower Shareowner Services revenue; and

•	Clearing services fees reflect lower money market related distribution fees and lower trading volumes.

See the “Institutional Services sector” in “Business segments review” for additional details.

Asset and wealth management fees

Asset and wealth management fees, including performance fees, decreased compared with 2008, reflecting lower average global market values in 2009,

14     BNY Mellon

Results of Operations (continued)

lower money market related fees due to increased fee waivers and short-term outflows, and a stronger U.S. dollar, partially offset by new business. See the “Asset and Wealth Management sector” in “Business segments review” for additional details regarding the drivers of asset and wealth management fees.

Total AUM for the Asset and Wealth Management sector were $1.1 trillion at Dec. 31, 2009, compared with $928 billion at Dec. 31, 2008. The increase resulted from the Insight acquisition and market appreciation, offset in part by $49 billion of net money market outflows and $6 billion of net long-term outflows. Long-term outflows in 2009 reflect $20 billion of outflows through September, primarily offset by $14 billion of inflows in the fourth quarter. The S&P 500 index was 1115 at Dec. 31, 2009 compared with 903 at Dec. 31, 2008, a 23% increase.

Foreign exchange and other trading activities

Foreign exchange and other trading activities revenue, which is primarily reported in the Asset Servicing segment, decreased $426 million, or 29%, from a record $1.5 billion in 2008. The decrease primarily resulted from lower foreign exchange revenue driven by lower volumes and a lower valuation of the credit default swaps used to economically hedge the loan portfolio. Foreign exchange volumes were down in 2009, decreasing approximately 21% from the elevated levels experienced during the credit crisis in 2008.

Treasury services

Treasury services, which are primarily reported in the Treasury Services segment, include fees related to funds transfer, cash management, and liquidity management. Treasury services fees increased $5 million from 2008 resulting from higher global payment volumes.

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

The $24 million decrease in distribution and servicing fee revenue in 2009 compared with 2008 primarily reflects lower money market related fees. The impact of distribution and servicing fees on income in any one period can be more than offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Treasury Services segment, include capital markets fees, loan commitment fees and credit-related trade fees. Financing-related fees increased $29 million from 2008. The increase primarily reflects higher fees on capital market products.

Investment income

Investment income (in millions)	2009	2008	2007 (a)
Corporate/bank-owned life insurance	$151	$145	$111
Lease residual gains	90	89	-
Seed capital gains (losses)	31	(82)	(35)
Private equity gains (losses)	(18)	1	67
Equity investment income (loss)	(28)	54	64
Total investment income	$226	$207	$207
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

Investment income, which is primarily reported in the Other and Asset Management segments, includes income from insurance contracts, lease residual gains and losses, gains and losses on seed capital investments and private equity investments, and equity investment income (loss). The increase compared to 2008 reflects higher seed capital gains and income from corporate/bank-owned life insurance, partially offset by the write-down of certain equity investments and losses on private equity investments.

Other revenue

Other revenue (in millions)	2009	2008	2007 (a)
Asset-related gains	$76	$45	$9
Expense reimbursements from joint ventures	31	29	58
Other income (loss)	4	140	144
Total other revenue	$111	$214	$211
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

BNY Mellon     15

Results of Operations (continued)

Other revenue includes asset-related gains, expense reimbursements from joint ventures and other income (loss). Asset-related gains include loan, real estate and other asset dispositions. Expense reimbursements from joint ventures relate to expenses incurred by BNY Mellon on behalf of joint ventures. Other income (loss) primarily includes foreign currency translation, other investments and various miscellaneous revenues.

Total other revenue decreased compared with 2008 primarily reflecting a lower level of foreign currency translation, partially offset by a gain on the sale of VISA shares recorded in 2009.

Net investment securities losses

Net investment securities losses totaled $5.4 billion in 2009 and $1.6 billion in 2008.

As a result of adopting ASC 320, investment securities losses in the first half of 2009 primarily reflected credit related losses. In the third quarter of 2009, we recognized both credit and non-credit related losses on our securities for which we declared our intent to sell. Investment securities losses in 2008 and 2007 reflect mark-to-market (both credit and non-credit) impairment losses.

The following table details investment securities losses by type of security. The loss in 2009 primarily resulted from the sale and restructuring of a significant portion of the watchlist investment securities portfolio. See “Consolidated balance sheet review” for further information on the investment securities portfolio.

Net investment securities losses (in millions)	2009		2008	2007 (a)
Alt-A RMBS	$3,113		$1,236	$-
Prime RMBS	1,008		12	-
Subprime RMBS	322		12	-
European floating rate notes	269		-	-
Home equity lines of credit	205		104	-
Commercial MBS	89		-	-
Grantor Trust	39	(b)	-	-
Credit cards	26		-	-
ABS CDOs	23		122	201
Other	275		142	-
Total net investment securities losses	$5,369	(c)	$1,628	$201
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Includes $47 million of mark-to-market write-downs on the Alt-A, prime and subprime RMBS from Oct. 1, 2009 through the date of sale to the Grantor Trust.
(c)	Includes $930 million originally recorded in 2008 and recorded again in 2009 under ASC 320 and as part of the impairment charge related to the restructuring of the securities portfolio.

2008 compared with 2007

Fee and other revenue increased in 2008 compared with 2007. The merger with Mellon Financial significantly increased asset servicing revenue, securities lending revenue, asset and wealth management revenue, foreign exchange and other trading activities, treasury services revenue and distribution and servicing, and had a lesser impact on issuer services revenue.

Fee and other revenue was also impacted by the following:

•	Asset servicing revenue increased primarily due to strong new business activity and the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. in the fourth quarter of 2007;
•	Securities lending revenue increased primarily reflecting favorable spreads in the short-term credit markets;
•	Growth in issuer services revenue was driven by higher Depositary Receipts, Corporate Trust and Shareowner Services fees;
•	Asset and wealth management revenue increased primarily due to strong money market flows and net new business, offset by significant declines in global market values and long-term outflows;
•

Foreign exchange and other trading activities increased primarily due to higher volatility in all major currencies and a rise in client volumes, as well as the higher value of the credit default swaps;

16     BNY Mellon

Results of Operations (continued)

•	Treasury services revenue increased primarily resulting from higher processing volumes in global payment and cash management services; and
•	Distribution and servicing fees increased primarily reflecting strong money market inflows.

Net interest revenue

Net interest revenue (dollars in millions)	2009	2008	2007 (a)	2009 vs. 2008		2008 vs. 2007
Net interest revenue (non-FTE)	$2,915	$2,859	$2,245	2%		27%
Tax equivalent adjustment	18	21	12	N/M		N/M
Net interest revenue (FTE)	2,933	2,880	2,257	2%		28%
SILO/LILO charges	-	489	-	N/M		N/M
Net interest revenue excluding SILO/LILO charges (FTE) – Non-GAAP	$2,933	$3,369	$2,257	(13)%		49%
Average interest-earning assets	$160,955	$152,201 (b)	$110,034 (b)	6%		38%
Net interest margin (FTE)	1.82%	1.89%	2.05%	(7	)bps	(16	)bps
Net interest margin (FTE) excluding SILO/LILO charges (FTE) – Non-GAAP	1.82%	2.21%	2.05%	(39	)bps	16	bps
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Excludes discontinued operations.

Net interest revenue on an FTE basis totaled $2.9 billion in 2009, essentially unchanged from 2008, which included a $489 million charge related to SILO/LILOs. Excluding the SILO/LILO charges, net interest revenue decreased compared with 2008 as low interest rates resulted in a decline in the value of interest-free balances and lower spreads, offset in part by an increase in average interest-earning assets driven by client deposits.

The net interest margin was 1.82% in 2009 compared with 1.89% in 2008, which was negatively impacted by the SILO/LILO charges. The net interest margin, excluding the SILO/LILO charges, was 2.21% in 2008. In 2009, net interest revenue and the related margin were impacted by persistently low interest rates globally, and our strategy to reinvest in high quality, relatively short-duration assets.

Average interest-earning assets were $161 billion in 2009, compared with $152 billion in 2008 and $110 billion in 2007. The increase in 2009 from 2008 was driven by higher levels of client deposits. Reflecting our strategy to invest in high quality relatively short-duration assets, average interest-earning cash on deposit with the Federal Reserve and other central banks and interbank investments increased to $71.3 billion in 2009, from $60.1 billion in 2008 and $32.2 billion in 2007. Average securities also increased to $53.2 billion in 2009, up from $45.5 billion in 2008 and $37.0 billion in 2007. Average loans decreased to $36.4 billion in 2009, compared with $46.6 billion in 2008 and $40.8 billion in 2007.

The restructuring of the investment securities portfolio in 2009 is expected to positively impact net interest revenue by approximately $200 million in 2010.

2008 compared with 2007

The increase in net interest revenue in 2008 compared to 2007 primarily resulted from the merger with Mellon Financial, a higher level of noninterest-bearing deposits which resulted in a higher level of interest-earning assets, wider spreads and the accretion of unrealized losses on investment securities. This growth was partially offset by the SILO/LILO charges recorded in 2008.

The net interest margin was 1.89% in 2008 compared with 2.05% in 2007. The decrease primarily reflects the SILO/LILO charges recorded in 2008. Excluding the SILO/LILO charges, the net interest margin increased 16 basis points compared with 2007, primarily reflecting wider spreads.

BNY Mellon     17

Results of Operations (continued)

Average balances and interest rates	2009
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$55,797	$683		1.22%
Interest-bearing deposits held at the Federal Reserve and other central banks	11,938	43		0.36
Other short-term investments – U.S. government-backed commercial paper	317	9		2.95
Federal funds sold and securities under resale agreements	3,238	31		0.97
Margin loans	4,340	69		1.59
Non-margin loans:
Domestic offices:
Consumer	5,417	262		4.83
Commercial	15,061	362		2.41
Foreign offices	11,606	250		2.15
Total non-margin loans	32,084	874	(a)	2.72
Securities:
U.S. government obligations	3,218	50		1.54
U.S. government agency obligations	16,019	592		3.70
State and political subdivisions	680	47		6.92
Other securities:
Domestic offices	20,444	832		4.07
Foreign offices	10,887	244		2.24
Total other securities	31,331	1,076		3.43
Trading securities:
Domestic offices	1,934	50		2.57
Foreign offices	59	1		1.40
Total trading securities	1,993	51		2.54
Total securities	53,241	1,816		3.41
Total interest-earning assets	$160,955	$3,525	(b)	2.19%
Allowance for loan losses	(420)
Cash and due from banks	3,638
Other assets	45,766
Assets of discontinued operations	2,188
Total assets	$212,127
Liabilities and equity
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$18,619	$18		0.09%
Savings	1,136	5		0.47
Certificates of deposits of $100,000 & over	961	8		0.85
Other time deposits	4,922	23		0.47
Total domestic	25,638	54		0.21
Foreign offices:
Banks	5,182	13		0.25
Government and official institutions	866	1		0.09
Other	66,520	103		0.15
Total foreign	72,568	117		0.16
Total interest-bearing deposits	98,206	171		0.17
Federal funds purchased and securities sold under repurchase agreements	2,695	-		-
Other borrowed funds:
Domestic offices	2,263	37		1.66
Foreign offices	592	5		0.85
Total other borrowed funds	2,855	42		1.49
Borrowings from Federal Reserve related to asset-backed commercial paper	317	7		2.25
Payables to customers and broker-dealers	5,262	6		0.12
Long-term debt	16,893	366		2.17
Total interest-bearing liabilities	$126,228	$592		0.47%
Total noninterest-bearing deposits	36,446
Other liabilities	18,760
Liabilities of discontinued operations	2,188
Total liabilities	183,622
Total shareholders’ equity	28,476
Noncontrolling interest	29
Total equity	28,505
Total liabilities and equity	$212,127
Net interest margin – taxable equivalent basis				1.82%
Percentage of assets attributable to foreign offices (c)	37%
Percentage of liabilities attributable to foreign offices	34
(a)	Includes fees of $43 million in 2009. Nonaccrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	The tax equivalent adjustment was $18 million in 2009 and is based on the federal statutory tax rate (35%) and applicable state and local taxes.
(c)	Includes the Cayman Islands branch office.

18     BNY Mellon

Results of Operations (continued)

Average balances and interest rates (a) (continued)	2008					2007 (b)
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates		Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$46,473	$1,753		3.77%		$26,505	$1,242		4.68%
Interest-bearing deposits held at the Federal Reserve and other central banks	4,754	27		0.56		-	-		-
Other short-term investments – U.S. government-backed commercial paper	2,348	71		3.03		-	-		-
Federal funds sold and securities under resale agreements	6,494	149		2.30		5,722	289		5.06
Margin loans	5,427	183		3.37		5,392	332		6.16
Non-margin loans:
Domestic offices:
Consumer	6,081	307		5.05		4,585	268		5.85
Commercial	20,926	157		0.75	(c)	18,212	865		4.74
Foreign offices	14,172	563		3.97		12,595	693		5.50
Total non-margin loans	41,179	1,027	(d)	2.49	(c)	35,392	1,826	(d)	5.16
Securities:
U.S. government obligations	596	18		3.03		238	11		4.49
U.S. government agency obligations	10,846	479		4.42		6,953	369		5.32
State and political subdivisions	744	55		7.20		397	27		6.85
Other securities:
Domestic offices	23,124	1,249		5.41		19,832	1,125		5.67
Foreign offices	8,386	463		5.52		7,529	363		4.81
Total other securities	31,510	1,712		5.44		27,361	1,488		5.44
Trading securities
Domestic offices	1,696	66		3.92		1,121	47		4.19
Foreign offices	134	5		3.44		953	51		5.39
Total trading securities	1,830	71		3.88		2,074	98		4.74
Total securities	45,526	2,335		5.13		37,023	1,993		5.38
Total interest-earning assets	$152,201	$5,545	(e)	3.64	%(c)	110,034	$5,682	(e)	5.16%
Allowance for loan losses	(314)					(296)
Cash due from banks	6,190					3,925
Other assets	49,439					33,584
Assets of discontinued operations	2,441					1,395
Total assets	$209,957					$148,642
Liabilities and equity
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$13,882	$134		0.96%		$11,180	$341		3.05%
Savings	966	12		1.22		602	16		2.59
Certificates of deposit of $100,000 & over	2,041	58		2.83		2,827	150		5.30
Other time deposits	6,264	124		1.98		958	59		6.21
Total domestic	23,153	328		1.42		15,567	566		3.61
Foreign offices:
Banks	11,801	184		1.56		9,720	358		3.69
Government and official institutions	1,420	25		1.75		1,108	45		4.03
Other	55,539	1,228		2.21		39,492	1,409		3.57
Total foreign	68,760	1,437		2.09		50,320	1,812		3.60
Total interest-bearing deposits	91,913	1,765		1.92		65,887	2,378		3.63
Federal funds purchased and securities under repurchase agreements	4,624	46		1.00		2,555	110		4.33
Other borrowed funds:
Domestic offices	2,289	61		2.67		1,762	76		4.28
Foreign offices	970	29		3.00		761	15		2.02
Total other borrowed funds	3,259	90		2.77		2,523	91		3.59
Borrowings from the Federal Reserve related to ABCP	2,348	53		2.25		-	-		-
Payables to customers and broker-dealers	5,495	69		1.25		5,113	177		3.47
Long-term debt	16,353	642		3.93		12,327	669		5.43
Total interest-bearing liabilities	$123,992	$2,665		2.15%		$88,405	$3,425		3.87%
Total noninterest-bearing deposits	33,724					21,400
Other liabilities	20,979					17,079
Liabilities of discontinued operations	2,441					1,395
Total liabilities	181,136					128,279
Total shareholders’ equity	28,704					20,234
Noncontrolling interest	117					129
Total equity	28,821					20,363
Total liabilities and equity	$209,957					$148,642
Net interest margin – taxable equivalent basis				1.89	%(c)				2.05%
Percentage of assets attributable to foreign offices (f)	35%					37%
Percentage of liabilities attributable to foreign offices	36					37
(a)	Presented on a continuing operations basis even though the balance sheet is not restated for discontinued operations. Average balances and rates are impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(b)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(c)	Includes the impact of the SILO/LILO charge in 2008. Excluding these charges, the domestic offices’ non-margin commercial loan rate would have been 3.09%, the total non-margin loan rate would have been 3.68%, the interest-earning assets rate would have been 3.96% and the net interest margin would have been 2.21%.
(d)	Includes fees of $35 million in 2008 and $32 million in 2007. Nonaccrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(e)	The tax equivalent adjustments were $21 million in 2008 and $12 million in 2007, and are based on the federal statutory tax rate (35%) and applicable state and local taxes.
(f)	Includes the Cayman Islands branch office.

BNY Mellon     19

Results of Operations (continued)

Noninterest expense

Noninterest expense	2009	2008		2007 (a)		2009 vs. 2008	2008 vs. 2007
(dollars in millions)
Staff:
Compensation	$2,985	$3,242		$2,464		(8)%	32%
Incentives	996	1,247		1,111		(20)	12
Employee benefits	719	700		551		3	27
Total staff	4,700	5,189	(b)	4,126	(b)	(9)	26
Professional, legal and other purchased services	1,017	1,021	(b)	760	(b)	-	34
Net occupancy	564	570		447		(1)	28
Distribution and servicing	426	517		268		(18)	93
Software	367	331		280		11	18
Sub-custodian and clearing	320	335	(c)	406	(c)	(4)	(17)
Furniture and equipment	309	323		266		(4)	21
Business development	214	278		189		(23)	47
Other	791	928		631		(15)	47
Subtotal	8,708	9,492		7,373		(8)	29
Support agreement charges	(15)	894		3		N/M	N/M
FDIC special assessment	61	-		-		N/M	N/M
Restructuring charges	150	181		-		(17)	N/M
Amortization of intangible assets	426	473		314		(10)	51
Merger and integration expenses:
The Bank of New York Mellon Corporation	233	471		355		(51)	33
Acquired Corporate Trust Business	-	12		49		N/M	N/M
Total noninterest expense	$9,563	$11,523		$8,094		(17)%	42%
Total staff expense as a percentage of total revenue (d)	61%	38%		37%
Employees at period end	42,200	42,500		41,200		(1)%	3%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	In 2009, certain temporary/consulting expenses were reclassified from professional, legal and other purchased services to staff expense. This reclassification totaled $100 million in 2008 and $19 million in 2007.
(c)	In 2009, global sub-custodian out-of-pocket expense related to client reimbursements was reclassified from sub-custodian expense to asset servicing revenue. This reclassification totaled $22 million in 2008 and $23 million in 2007.
(d)	Excluding investment securities gains (losses) and the 2008 SILO/LILO charges, total staff expense as a percentage of total revenue (Non-GAAP) was 36% in 2009, 33% in 2008 and 36% in 2007.

Total noninterest expense decreased $2.0 billion, or 17%, compared with 2008 reflecting: lower support agreement charges; an 8% decrease in compensation expense and a 20% decrease in incentive expense, driven by strong expense control; merger-related synergies and a stronger U.S. dollar in 2009.

Staff expense

Given our mix of fee-based businesses, which are staffed with high quality professionals, staff expense comprised approximately 54% of total noninterest expense, excluding support agreement charges, FDIC special assessment, restructuring charges, amortization of intangible assets and M&I expenses.

Staff expense is comprised of:

•	compensation expense, which includes:
•	base salary expense, primarily driven by headcount;
•	the cost of temporary help and overtime; and
•	severance expense;
•	incentive expense, which includes:
•	additional compensation earned under a wide range of sales commission and incentive plans designed to reward a combination of individual, business unit and corporate performance goals; as well as
•	stock-based compensation expense; and
•	employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

The decrease in staff expense compared with 2008 reflects lower compensation expense which was driven by the workforce reduction program announced in 2008 and the relocation of positions to lower cost locations. The decrease in incentive expense primarily resulted from lower incentive expense in every business segment, reflecting the decreased operating results in the segments.

20     BNY Mellon

Results of Operations (continued)

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, productivity initiatives and corporate development.

Non-staff expense, excluding support agreement charges, FDIC special assessment, restructuring charges, amortization of intangible assets and M&I expense totaled $4.0 billion in 2009 compared with $4.3 billion in 2008. The decrease primarily reflects declines in nearly every expense category. The decreases in non-staff expense reflect overall expense control. The decrease in other expense also reflects charges recorded in 2008 related to credit monitoring charges for lost tapes and the write-down of seed capital investments related to a formerly affiliated hedge fund manager.

For additional information on support agreements, see the Support agreements section.

For additional information on the FDIC special assessment, see the Impact of the current market environment on our business and regulatory events section.

As part of an ongoing effort to improve efficiency and develop a global operating model that provides the highest quality of service to our clients, BNY Mellon continues to execute on its global location strategy. This strategy includes migrating positions to our global growth centers and the elimination of certain positions.

In 2009, we recorded a pre-tax restructuring charge of $139 million related to our global location strategy. This charge was comprised of $102 million for severance costs and $37 million for asset write-offs and other costs. We also recorded additional pre-tax restructuring charges of $11 million associated with our workforce reduction program announced in 2008. See Note 13 of the Notes to Consolidated Financial Statements for additional information regarding restructuring charges.

In 2009, we incurred $233 million of M&I expenses related to the merger with Mellon Financial, comprised of the following:

•	Integration/conversion costs – including consulting, system conversions and staff ($160 million);
•	Personnel related costs – including severance, retention, relocation expenses, accelerated vesting of stock options and restricted stock expense ($57 million); and
•	One-time costs – including facilities related costs, asset write-offs, vendor contract modifications, rebranding and net gains and losses on disposals ($16 million).

2008 compared with 2007

Total noninterest expense was $11.5 billion in 2008, an increase of $3.4 billion or 42% compared with 2007. The increase primarily reflects the merger with Mellon Financial partially offset by the sale of the execution businesses and also included the following activity:

•

an $894 million charge related to support agreements related to BNY Mellon’s voluntary support of clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, impacted by the bankruptcy of Lehman Brothers Holdings, Inc. (“Lehman”);

•	the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. in the fourth quarter of 2007;
•	a $181 million restructuring charge related to our global workforce reduction program;
•	a $50 million charge related to credit monitoring for lost tapes; and
•

M&I expenses of $471 million related to the merger with Mellon Financial, comprised of the following: integration/conversion costs ($302 million); personnel related costs ($151 million); and one-time costs ($18 million).

Income taxes

BNY Mellon recorded an income tax benefit, on a continuing operations basis, of $1.4 billion (63.2% effective tax rate) in 2009 compared to tax provisions of $491 million (25.2% effective tax rate) in 2008 and $987 million (30.7% effective tax rate) in 2007. The 2009 effective tax rate on our loss from continuing operations is higher than the 35% federal statutory rate because of additional tax benefits from a tax loss on mortgages, the final SILO/LILO tax settlement, investment securities losses and a higher proportion of lower taxed foreign earnings. The lower effective tax rate in 2008 compared with 2007 primarily resulted from lower domestic earnings and a higher proportion of income earned in lower taxed foreign jurisdictions.

BNY Mellon     21

Results of Operations (continued)

Excluding the impact of investment securities losses, M&I expenses, FDIC special assessment, restructuring charges and benefits from discrete tax items primarily related to a tax loss on mortgages and tax settlements, the effective tax rate for 2009 was 29.8%. Excluding the impact of investment securities losses, M&I expenses, restructuring charges, support agreement charges and the SILO/LILO/tax settlement, the effective tax rate for 2008 was 32.8%. Excluding the impact of the investment securities losses and M&I expenses, the effective tax rate for 2007 was 32.3%.

Income of certain foreign subsidiaries is not currently subject to U.S. income tax as a result of the active financing deferral provision. This provision expired for tax years beginning on Jan. 1, 2010. Absent an extension, income that qualifies for the active financing provision may require U.S. tax to be recorded. BNY Mellon is in the process of evaluating the impact if the law is not extended.

Extraordinary loss - consolidation of commercial paper conduits

At the end of 2008 and 2007, we called the first loss notes of Old Slip and TRFC, respectively, making us the primary beneficiary and triggering the consolidation of these commercial paper conduits. The consolidation of these conduits resulted in the recognition of extraordinary losses (non-cash accounting charges) of $26 million after-tax, or $0.02 per common share in 2008, associated with Old Slip, and $180 million after-tax, or $0.19 per common share in 2007, associated with TRFC.

Business segments review

The results of our business segments are presented and analyzed along the following business lines:

•	Asset Management
•	Wealth Management
•	Asset Servicing
•	Issuer Services
•	Clearing Services
•	Treasury Services
•	Other

We have an internal information system that produces performance data for our seven business segments along product and service lines.

For information on the accounting principles of our business segments, the primary types of revenue generated by each segment and the basis on which our segments are reported and analyzed, see Note 28 of the Notes to Consolidated Financial Statements.

Our business segments continued to face a difficult operating environment in 2009. Lower equity markets and decreases in corporate actions and fixed income issuances in 2009 significantly and adversely impacted revenues in our asset and wealth management and securities servicing businesses. New business across these segments partially offset the adverse impact of the markets. Fee waivers and lower money market related distribution fees in 2009 decreased revenue in the Asset Management, Issuer Services and Clearing Services segments. The low interest rate environment in 2009, compared with 2008, as well as a decline in the value of interest-free balances and narrowing spreads resulted in lower net interest revenue in the Asset Servicing and Treasury Services segments. Net interest revenue in 2008 included SILO/LILO charges of $489 million which were recorded in the Other segment.

Investment securities losses in 2009, 2008 and 2007 were primarily recorded in the Other segment. Strong expense control and the impact of merger-related synergies resulted in lower noninterest expense in every segment compared with 2008. Also in 2008, we elected to support clients impacted by the Lehman bankruptcy, as well as clients impacted by the declining value of certain structured investment vehicle (“SIV”) securities. These support agreements had a significant impact on the 2008 results of the Asset Management and Asset Servicing segments. Restructuring charges recorded in 2009 and 2008 were recorded in the Other segment. In addition, M&I expenses are a corporate level item and are therefore recorded in the Other segment.

The merger with Mellon Financial had a considerable impact on the comparison of business segment results from 2008 to 2007. The merger significantly impacted the Asset Management, Wealth Management and Asset Servicing segments and, to a lesser extent, the Issuer Services, Treasury Services and the Other segments.

The following table presents the value of certain market indices at period end and on an average basis.

22     BNY Mellon

Results of Operations (continued)

Market indices				Increase/(Decrease)
	2009	2008	2007	2009 vs. 2008	2008 vs. 2007
S&P 500 Index (a)	1115	903	1468	23%	(38)%
S&P 500 Index – daily average	948	1221	1477	(22)	(17)
FTSE 100 Index (a)	5413	4434	6457	22	(31)
FTSE 100 Index – daily average	4568	5368	6403	(15)	(16)
NASDAQ Composite Index (a)	2269	1577	2652	44	(41)
Lehman Brothers Aggregate BondSM Index (a)	301	275	258	9	7
MSCI EAFE® Index (a)	1581	1237	2253	28	(45)
NYSE Share Volume (in billions)	549	660	532	(17)	24
NASDAQ Share Volume (in billions)	564	577	540	(2)	7
(a)	Period end.

On a daily average basis, the S&P 500 Index decreased 22% and the FTSE 100 Index decreased 15% in 2009 versus 2008. The period end S&P 500 Index increased 23% at Dec. 31, 2009 versus Dec. 31, 2008. The period end FTSE 100 Index increased 22% at Dec. 31, 2009 versus Dec. 31, 2008. The period end NASDAQ Composite Index increased 44% at Dec. 31, 2009 versus Dec. 31, 2008. Average daily U.S. fixed-income trading volume was down 23% in 2009 compared with 2008. Total debt issuances decreased 11% in 2009 compared with 2008.

The changes in the value of market indices impact fee revenue in the Asset and Wealth Management segments and our securities servicing businesses. At Dec. 31, 2009, using the S&P 500 Index as a proxy for the equity markets, we estimate that a 100 point change in the value of the S&P 500 Index, sustained for one year, would impact fee revenue by approximately 1-2% and fully diluted earnings per common share on a continuing operations basis by $0.06-$0.07.

The following consolidating schedules show the contribution of our segments to our overall profitability. Business segments are reported on a continuing operations basis for all periods presented.

For the year ended Dec. 31, 2009 (dollars in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$2,280	$578	$2,858	$3,369	$1,611	$1,190	$878	$7,048	$(5,134)	$4,772
Net interest revenue	31	194	225	892	768	340	616	2,616	74	2,915
Total revenue	$2,311	$772	$3,083	$4,261	$2,379	$1,530	$1,494	9,664	(5,060)	7,687
Provision for credit losses	-	1	1	-	-	-	-	-	331	332
Noninterest expense	1,948	578	2,526	2,941	1,302	1,021	794	6,058	979	9,563
Income before taxes	$363	$193	$556	$1,320	$1,077	$509	$700	$3,606	$(6,370)	$(2,208)
Pre-tax operating margin (a)	16%	25%	18%	31%	45%	33%	47%	37%	N/M	N/M
Average assets	$12,567	$9,278	$21,845	$60,804	$50,746	$18,455	$26,046	$156,051	$32,043	$209,939 (b)
Excluding intangible amortization:
Noninterest expense	$1,729	$533	$2,262	$2,913	$1,221	$994	$769	$5,897	$978	$9,137
Income before taxes	582	238	820	1,348	1,158	536	725	3,767	(6,369)	(1,782)
Pre-tax operating margin (a)	25%	31%	27%	32%	49%	35%	49%	39%	N/M	N/M

BNY Mellon     23

Results of Operations (continued)

For the year ended Dec. 31, 2008 (dollars in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$2,794	$624	$3,418	$4,416	$1,851	$1,292	$977	$8,536	$(1,240)	$10,714
Net interest revenue	75	200	275	1,086	710	321	730	2,847	(263)	2,859
Total revenue	2,869	824	3,693	5,502	2,561	1,613	1,707	11,383	(1,503)	13,573
Provision for credit losses	-	-	-	-	-	-	-	-	104	104
Noninterest expense	2,641	634	3,275	3,783	1,413	1,130	840	7,166	1,082	11,523
Income before taxes	$228	$190	$418	$1,719	$1,148	$483	$867	$4,217	$(2,689)	$1,946
Pre-tax operating margin (a)	8%	23%	11%	31%	45%	30%	51%	37%	N/M	14%
Average assets	$13,267	$10,044	$23,311	$59,150	$35,169	$18,358	$25,603	$138,280	$45,925	$207,516 (b)
Excluding intangible amortization:
Noninterest expense	$2,386	$580	$2,966	$3,759	$1,332	$1,104	$813	$7,008	$1,076	$11,050
Income before taxes	483	244	727	1,743	1,229	509	894	4,375	(2,683)	2,419
Pre-tax operating margin (a)	17%	30%	20%	32%	48%	32%	52%	38%	N/M	18%

For the year ended Dec. 31, 2007 (c) (dollars in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$1,872	$423	$2,295	$2,957	$1,660	$1,130	$741	$6,488	$270	$9,053
Net interest revenue	10	111	121	693	567	303	521	2,084	40	2,245
Total revenue	1,882	534	2,416	3,650	2,227	1,433	1,262	8,572	310	11,298
Provision for credit losses	-	-	-	-	-	-	-	-	(11)	(11)
Noninterest expense	1,372	413	1,785	2,497	1,159	1,047	663	5,366	943	8,094
Income before taxes	$510	$121	$631	$1,153	$1,068	$386	$599	$3,206	$(622)	$3,215
Pre-tax operating margin (a)	27%	23%	26%	32%	48%	27%	47%	37%	N/M	28%
Average assets	$7,636	$5,702	$13,338	$38,016	$25,658	$14,967	$18,497	$97,138	$36,771	$147,247 (b)
Excluding intangible amortization:
Noninterest expense	$1,226	$385	$1,611	$2,482	$1,084	$1,023	$649	$5,238	$931	$7,780
Income before taxes	656	149	805	1,168	1,143	410	613	3,334	(610)	3,529
Pre-tax operating margin (a)	35%	28%	33%	32%	51%	29%	49%	39%	N/M	31%
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,188 million in 2009, $2,441 million in 2008 and $1,395 million in 2007, consolidated average assets were $212,127 million in 2009, $209,957 million in 2008 and $148,642 million in 2007.
(c)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

Asset and Wealth Management Sector

Asset and Wealth Management fee revenue is dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were $1.1 trillion at Dec. 31, 2009, an increase of 20% compared with $928 billion at Dec. 31, 2008. The increase primarily reflects the Insight acquisition and market appreciation, offset in part by money market outflows.

The overall level of AUM for a given period is determined by:

•	the beginning level of AUM;
•	the net flows of new assets during the period resulting from new business wins and existing client enrichments reduced by the loss of clients and withdrawals; and
•	the impact of market price appreciation or depreciation, the impact of any acquisitions or divestitures and foreign exchange rates.

These components are shown in the changes in market value of AUM table below. The mix of AUM is determined principally by client asset allocation decisions among equities, fixed income, alternative investments and overlay, and money market products. The trend of this mix is shown in the AUM at period end, by product type, table below.

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

24     BNY Mellon

Results of Operations (continued)

A key driver of organic growth in asset and wealth management fees is the amount of net new AUM flows. Overall market conditions are also key drivers with a key long-term economic driver being the growth rate of financial assets as measured by the Board of Governors of the Federal Reserve System (“Federal Reserve”). This measure encompasses both net flows and market appreciation or depreciation in the U.S. markets overall.

Performance fees, included in asset and wealth management fee revenue on the income statement, are earned in the Asset and Wealth Management sector. These fees are generally calculated as a percentage of a portfolio’s performance in excess of a benchmark index or a peer group’s performance.

AUM at period-end, by product type
(in billions)	2009	2008	2007	2006 (a)	2005 (a)
Money market	$360	$402	$296	$38	$33
Equity securities	339	270	460	39	37
Fixed income securities	235	168	218	21	20
Alternative investments and overlay	181	88	147	44	25
Total AUM	$1,115	$928	$1,121	$142	$115
(a)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.

AUM at period-end, by client type
(in billions)	2009	2008	2007	2006 (a)	2005 (a)
Institutional	$611	$445	$671	$105	$82
Mutual funds	416	400	349	15	11
Private client	88	83	101	22	22
Total AUM	$1,115	$928	$1,121	$142	$115
(a)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.

Changes in market value of AUM from Dec. 31, 2008 to Dec. 31, 2009 - by business segment
	Asset Management	Wealth Management		Total
Market value of AUM at Dec. 31, 2008	$859	$69		$928
Net inflows (outflows):
Long-term	(9)	3		(6)
Money market	(49)	-		(49)
Total net inflows (outflows)	(58)	3		(55)
Net market/currency impact	92	3		95
Acquisitions	147	-		147
Market value of AUM at Dec. 31, 2009	$1,040 (a)	$75	(b)	$1,115
(a)	Excludes $5 billion subadvised for the Wealth Management segment.
(b)	Excludes private client assets managed in the Asset Management segment.

BNY Mellon     25

Results of Operations (continued)

Asset Management segment

(dollar amounts in millions, unless otherwise noted)	2009	2008	2009 vs. 2008
Revenue:
Asset and wealth management:
Mutual funds	$1,069	$1,288	(17)%
Institutional clients	780	1,052	(26)
Private clients	135	170	(21)
Performance fees	93	83	12
Total asset and wealth management revenue	2,077	2,593	(20)
Distribution and servicing	350	371	(6)
Other	(147)	(170)	N/M
Total fee and other revenue	2,280	2,794	(18)
Net interest revenue	31	75	(59)
Total revenue	2,311	2,869	(19)
Noninterest expense (ex. amortization of intangible assets and support agreement charges)	1,711	2,051	(17)
Income before taxes (ex. amortization of intangible assets and support agreement charges)	600	818	(27)
Amortization of intangible assets	219	255	(14)
Support agreement charges	18	335	N/M
Income before taxes	$363	$228	59%
Memo: Income before taxes (ex. amortization of intangible assets)	$582	$483	21%
Pre-tax operating margin	16%	8%
Pre-tax operating margin (ex. amortization of intangible assets) (a)	25%	17%
AUM (in billions) (b)	$1,045	$862	21%
AUM inflows (outflows) (in billions):
Long-term (in billions)	(9)	(45)
Money market (in billions)	(49)	92
(a)	The pre-tax operating margin, excluding amortization of intangible assets, support agreement charges and investment securities losses was 30% for 2008 and 28% for 2009.
(b)	Includes $5 billion and $3 billion subadvised for the Wealth Management segment, respectively.

Business description

BNY Mellon Asset Management is the umbrella organization for our affiliated investment management boutiques and is responsible, through various subsidiaries, for U.S. and non-U.S. retail, intermediary and institutional distribution of investment management and related services. The investment management boutiques offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, BNY Mellon Asset Management includes BNY Mellon Asset Management International, which is responsible for the distribution of investment management products internationally, and the Dreyfus Corporation and its affiliates, which are responsible for U.S. distribution of retail mutual funds, separate accounts and annuities. We are one of the world’s largest asset managers with a top 10 position in both the U.S. and Europe and 11th position globally.

The results of the Asset Management segment are mainly driven by the period end and average levels of assets managed as well as the mix of those assets, as previously shown. Results for this segment are also impacted by sales of fee-based products such as fixed and variable annuities and separately managed accounts. In addition, performance fees may be generated when the investment performance exceeds various benchmarks and satisfies other criteria. Expenses in this segment are mainly driven by staffing costs, incentives, distribution and servicing expense, and product distribution costs.

In November 2009, we acquired Insight Investment Management Limited (“Insight”) for £235 million ($377 million of cash and stock). Based in London, Insight specializes in liability-driven investment solutions, active fixed income and absolute return. Its clients include some of the UK’s largest pension schemes, corporates, insurance companies and local authorities, along with a growing number of non-UK clients and some of the best-known financial services and intermediary companies. At acquisition, Insight had approximately $138 billion in assets under management.

Also, in November 2009, BNY Mellon acquired a 20% minority interest in Siguler Guff & Company, LLC (and certain related entities), a multi-strategy private equity firm with approximately $8 billion in assets under management and committed capital.

Review of financial results

In 2009, Asset Management had pre-tax income of $363 million compared with $228 million in 2008. Excluding amortization of intangible assets and support agreement charges, pre-tax income was $600 million in 2009 compared with $818 million in 2008. Results for 2009 reflect lower fee revenue, partially offset by strong expense control.

Asset and wealth management revenue in the Asset Management segment was $2.1 billion in 2009 compared with $2.6 billion in 2008. The decrease reflects weakness in global equity market values for most of 2009, outflows of money market investments, higher fee waivers, a stronger U.S. dollar and the

26     BNY Mellon

Results of Operations (continued)

divestiture of three small investment boutiques in 2009, partially offset by the impact of the Insight acquisition in the fourth quarter of 2009. Despite the challenging market environment, our investment boutiques have had stronger investment performance.

In 2009, 51% of asset and wealth management fees in the Asset Management segment were generated from managed mutual fund fees. These fees are based on the daily average net assets of each fund and the basis point management fee paid by that fund. Managed mutual fund fee revenue was $1.1 billion in 2009 compared with $1.3 billion in 2008. The decrease resulted from lower market values during 2009, outflows in treasury/government money market funds reflecting higher fee waivers and the low level of interest rates.

Distribution and servicing fees were $350 million in 2009 compared with $371 million in 2008. The decrease resulted from lower redemptions in 2009 and a decrease in money market inflows.

Other fee revenue was a loss of $147 million in 2009 compared with a loss of $170 million in 2008 and includes $78 million of securities losses in both periods. The improvement was due to changes in the market value of seed capital investments.

Revenue generated in the Asset Management segment includes 41% from non-U.S. sources in both 2009 and 2008. Excluding OTTI, the Non-U.S. revenue is 43% in 2009 compared with 40% in 2008.

Noninterest expense (excluding amortization of intangible assets and support agreement charges) was $1.7 billion in 2009 compared with $2.1 billion in 2008. The decrease primarily resulted from staff reductions, efficient expense management, the consolidation of investment processes and a stronger U.S. dollar. Staff expense and incentive expense decreased 14% and 17%, respectively compared with 2008. The impact of the Insight acquisition on expenses was primarily offset by divestitures.

Support agreement charges in 2009 primarily reflect the final charge for four Dreyfus money market funds support agreements entered into in 2008. The support agreement charges in 2008 related to commingled cash funds and money market funds.

2008 compared with 2007

Income before taxes was $228 million in 2008, compared with $510 million in 2007. Income before taxes (excluding amortization of intangible assets and support agreement charges) was $818 million in 2008 compared with $656 million in 2007. Fee and other revenue increased $922 million, primarily due to the merger with Mellon Financial and strength in money market inflows, which more than offset lower market values, long-term outflows and a stronger U.S. dollar. The increase was partially offset by lower other fee revenue principally due to seed capital investment losses and write-downs related to securities previously purchased from funds managed by the investment boutiques. Noninterest expense (excluding amortization of intangible assets and support agreement charges) increased $825 million in 2008 compared with 2007 primarily due to the merger with Mellon Financial, the acquisition of ARX Capital Management and the write-down of seed capital investments related to a formerly affiliated hedge fund manager, partially offset by overall expense management efforts.

Wealth Management segment

(dollar amounts in millions, unless otherwise noted)	2009	2008	2009 vs. 2008
Revenue:
Asset and wealth management	$519	$563	(8)%
Other	59	61	(3)
Total fee and other revenue	578	624	(7)
Net interest revenue	194	200	(3)
Total revenue	772	824	(6)
Provision for credit losses	1	-	N/M
Noninterest expense (ex. amortization of intangible assets and support agreement charges)	533	565	(6)
Income before taxes (ex. amortization of intangible assets and support agreement charges)	238	259	(8)
Amortization of intangible assets	45	54	(17)
Support agreement charges	-	15	N/M
Income before taxes	$193	$190	2%
Memo: Income before taxes (ex. amortization of intangible assets)	$238	$244	(2)%
Pre-tax operating margin	25%	23%
Pre-tax operating margin (ex. amortization of intangible assets)	31%	30%
Average loans	$5,821	$4,938	18%
Average assets	9,278	10,044	(8)
Average deposits	6,772	7,554	(10)
Market value of total client assets under management and custody at period-end (in billions)	$154	$139	11%

BNY Mellon     27

Results of Operations (continued)

Business description

In the Wealth Management segment, we offer a full array of investment management, wealth and estate planning and private banking solutions to help clients protect, grow and transfer their wealth. Clients include high net worth individuals, families, endowments and foundations and related entities. BNY Mellon Wealth Management is a top ten U.S. wealth manager with $154 billion in client assets. We serve our clients through an expansive network of office sites in 17 states and 3 countries, including 16 of the top 25 domestic wealth markets.

The results of the Wealth Management segment are driven by the level and mix of assets managed and under custody, and the level of activity in client accounts. Net interest revenue is determined by the level of interest rate spread between loans and deposits. Expenses of this segment are driven mainly by staff expense in the investment management, sales, service and support groups.

Review of financial results

Income before taxes was $193 million in 2009 compared with $190 million in 2008. Income before taxes (excluding amortization of intangible assets and support agreement charges) was $238 million in 2009 compared with $259 million in 2008. Results compared with 2008 reflect new business and strong expense control, which was offset by unfavorable market conditions during most of 2009.

Total fee and other revenue was $578 million in 2009 compared with $624 million in 2008. Organic growth was more than offset by lower average equity market levels and lower capital market fees.

Client assets under management and custody were $154 billion at Dec. 31, 2009, an increase of $15 billion, or 11%, compared with $139 billion at Dec. 31, 2008. The increase was due to higher period end market levels and positive asset flows. Wealth management has generated 16 consecutive quarters of positive long-term asset flows.

Net interest revenue decreased $6 million in 2009 compared with 2008. The impact of high quality loan growth was more than offset by deposit spread tightening due to the low interest rate environment. Average loan levels were up $883 million, or 18%, due to net new business and growth in the mortgage portfolio.

Noninterest expense (excluding amortization of intangible assets and support agreement charges) decreased $32 million, or 6%, compared with 2008, primarily reflecting savings due to workforce reductions, strong expense control and the impact of merger-related synergies.

2008 compared with 2007

Income before taxes was $190 million in 2008 compared with $121 million in 2007. Income before taxes (excluding amortization of intangible assets and support agreement charges), increased $110 million. Fee and other revenue increased $201 million due to the merger with Mellon Financial, record new business, organic growth and higher capital markets related fees, partially offset by sharp declines in the equity markets in 2008. Net interest revenue increased $89 million as a result of the merger with Mellon Financial, higher deposit levels, improved deposit spreads and higher loan levels due to growth in the mortgage portfolio. Noninterest expense (excluding amortization of intangible assets and support agreement charges) increased $180 million due to the merger with Mellon Financial and the annual merit salary increase, partially offset by merger-related synergies and strong expense control.

Institutional Services Sector

As of Dec. 31, 2009, our assets under custody and administration totaled $22.3 trillion, a 10% increase from $20.2 trillion at Dec. 31, 2008. The increase in assets under custody and administration primarily reflects higher market values and new business wins. Equity securities were 32% and fixed-income securities were 68% of the market value of assets under custody and administration at Dec. 31, 2009, compared with 25% equity securities and 75% fixed-income securities at Dec. 31, 2008. The shift in composition of assets under custody from Dec. 31, 2008 to Dec. 31, 2009 was primarily due to an increase in equity valuations. Assets under custody and administration at Dec. 31, 2009 consisted of assets related to the custody, mutual funds, and corporate trust businesses of $18.2 trillion, broker-dealer services assets of $2.6 trillion, and all other assets of $1.5 trillion.

Market value of securities on loan at Dec. 31, 2009 decreased to $247 billion from $326 billion at Dec. 31, 2008. The decrease reflects de-leveraging in the financial markets.

28     BNY Mellon

Results of Operations (continued)

In February 2010, we announced a definitive agreement to acquire Global Investment Servicing, Inc. from PNC. See the 2009 and subsequent events section for additional information.

Assets under custody and administration trend
	2009	2008	2007	2006 (a)	2005 (a)
Market value of assets under custody and administration at period-end (in trillions) (b)	$22.3	$20.2	$23.1	$15.5	$11.4
Market value of securities on loan at period-end (in billions) (c)	$247	$326	$633	$399	$311
(a)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.
(b)	Includes the assets under custody or administration of CIBC Mellon Global Securities Services Company, a joint venture with the Canadian Imperial Bank of Commerce, of $905 billion at Dec. 31, 2009, $697 billion at Dec. 31, 2008 and $989 billion at Dec. 31, 2007.
(c)	Represents the total amount of securities on loan, both cash and non-cash, managed by the Asset Servicing segment.

Asset Servicing segment

(dollar amounts in millions, unless otherwise noted)	2009	2008	2009 vs. 2008
Revenue:
Securities servicing fees- asset servicing	$2,215	$2,496	(11)%
Securities lending revenue	221	717	(69)
Foreign exchange and other trading activities	757	1,051	(28)
Other	176	152	16
Total fee and other revenue	3,369	4,416	(24)
Net interest revenue	892	1,086	(18)
Total revenue	4,261	5,502	(23)
Noninterest expense (ex. amortization of intangible assets and support agreement charges)	2,946	3,218	(8)
Income before taxes (ex. amortization of intangible assets and support agreement charges)	1,315	2,284	(42)
Amortization of intangible assets	28	24	17
Support agreement charges	(33)	541	N/M
Income before taxes	$1,320	$1,719	(23)%
Memo: Income before taxes ex. amortization of intangible assets	$1,348	$1,743	(23)%
Pre-tax operating margin	31%	31%
Pre-tax operating margin (ex. amortization of intangible assets)	32%	32%
Market value of securities on loan at period-end (in billions)	$247	$326	(24)%
Average assets	$60,804	$59,150	3%
Average deposits	52,907	52,659	-

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

The results of the Asset Servicing segment are driven by a number of factors which include the level of transactional activity, the extent of services provided, including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending, investment manager backoffice outsourcing, and the market value of assets under administration and custody. Market interest rates impact both securities lending revenue and the earnings on client deposit balances. Broker-dealer fees depend on the level of activity in the fixed income and equity markets and the financing needs of customers, which are typically higher when the equity and fixed-income markets are active. Also, tri-party repo arrangements continue to remain a key revenue driver in broker-dealer services. Foreign exchange trading revenues are influenced by the volume of client transactions and the spread realized on these transactions, market volatility in major currencies, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. Segment expenses are principally driven by staffing levels and technology investments necessary to process transaction volumes.

BNY Mellon     29

Results of Operations (continued)

We are one of the leading global securities servicing providers with a total of $22.3 trillion of assets under custody and administration at Dec. 31, 2009. We continue to maintain our number one ranking in two major global custody surveys. We are one of the largest providers of fund services in the world, servicing $4.4 trillion in assets. We also service 44% of the funds in the U.S. exchange-traded funds marketplace. We are the largest custodian for U.S. corporate and public pension plans. BNY Mellon Asset Servicing services 46% of the top 50 endowments.

We are a leading custodian in the U.K. and service 30% of U.K. pensions. European asset servicing continues to grow across all products, reflecting significant cross-border investment and capital flow. In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of $2.4 trillion in 30 markets around the world. We are one of the largest global providers of performance and risk analytics with $8.2 trillion in assets under measurement.

Our broker-dealer services business is a leader in global clearance, clearing equity and fixed income transactions in more than 100 markets. We clear over 55% of U.S. Government securities transactions. We are a leading collateral management agent with $1.5 trillion in tri-party balances worldwide at Dec. 31, 2009.

Review of financial results

Income before taxes was $1.3 billion in 2009 compared with $1.7 billion in 2008. Income before taxes, excluding amortization of intangible assets and support agreement charges, was $1.3 billion in 2009 compared with $2.3 billion in 2008. The decrease compared with 2008 reflects lower securities lending revenue and foreign exchange revenue, reflecting the challenging market environment for volume and spread related businesses in 2009, and historically low interest rates, partially offset by strong expense control. Asset servicing continued to win new business in 2009, including $1.2 trillion in 2009.

Total fee and other revenue decreased $1.0 billion in 2009 compared with 2008 driven by lower securities lending revenue, lower foreign exchange and other trading activities and lower market values for most of 2009, and a stronger U.S. dollar. This decrease was partially offset by new business.

Securities lending revenue decreased $496 million compared to 2008. The decrease primarily reflects lower spreads and lower loan balances due to de-leveraging in the financial markets. Spreads decreased 80% at Dec. 31, 2009 compared with Dec. 31, 2008, reflecting normalization to historic levels. The market value of securities on loan decreased $79 billion compared with Dec. 31, 2008.

Foreign exchange and other trading activity decreased $294 million compared with 2008, primarily reflecting a 21% decline in volumes.

Net interest revenue decreased $194 million compared with 2008, primarily driven by lower spreads resulting from the low interest rate environment throughout 2009.

Revenue generated in the Asset Servicing segment includes 37% from non-U.S. sources in 2009 compared with 40% in 2008.

Noninterest expense (excluding amortization of intangible assets and support agreement charges) decreased $272 million compared with 2008. The decrease in expenses primarily reflects a decrease in compensation expense due to lower incentives, strong overall expense control and a stronger U.S. dollar. Incentive expense decreased 36% in 2009 compared with 2008. Partially offsetting the decrease was higher technology expenses.

2008 compared with 2007

Income before taxes was $1.7 billion in 2008, compared with $1.2 billion in 2007. Income before taxes (excluding amortization of intangible assets and support agreement charges) was $2.3 billion in 2008 compared with $1.2 billion in 2007. Fee and other revenue increased $1.5 billion, primarily due to the merger with Mellon Financial, net new business, cross sells and organic growth, higher securities lending revenue and foreign exchange and other trading activities and the impact of the fourth quarter 2007 acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V. Net interest revenue increased $393 million primarily driven by the merger with Mellon Financial, strong deposit growth and increased deposit spreads. Noninterest expense (excluding amortization of intangible assets and support agreement charges) increased $739 million primarily due the merger with Mellon Financial, the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V., the 2008 annual merit

30     BNY Mellon

Results of Operations (continued)

salary increase, a $38 million operational error and higher operating expenses to support new business. Partially offsetting the increase were merger-related synergies.

Issuer Services segment

(dollar amounts in millions)	2009	2008	2009 vs. 2008
Revenue:
Securities servicing fees- issuer services	$1,462	$1,684	(13)%
Other	149	167	(11)
Total fee and other revenue	1,611	1,851	(13)
Net interest revenue	768	710	8
Total revenue	2,379	2,561	(7)
Noninterest expense (ex. amortization of intangible assets)	1,221	1,332	(8)
Income before taxes (ex. amortization of intangible assets)	1,158	1,229	(6)
Amortization of intangible assets	81	81	-
Income before taxes	$1,077	$1,148	(6)%
Pre-tax operating margin	45%	45%
Pre-tax operating margin (ex. amortization of intangible assets)	49%	48%
Average assets	$50,746	$35,169	44%
Average deposits	$45,936	$30,515	51%
Number of depositary receipt programs	1,330	1,338	(1)%

Business description

The Issuer Services segment provides a diverse array of products and services to global fixed income and equity issuers.

As the world’s leading provider of corporate trust and agency services, BNY Mellon services $12 trillion in outstanding debt from 58 locations, in 20 countries. We are the number one provider of corporate trust services for all major debt categories, across conventional, structured credit and specialty debt. We serve as the depositary for 1,330 sponsored American and global depositary receipt programs, acting in partnership with leading companies from 67 countries. In addition to top-ranked transfer agency services, BNY Mellon Shareowner Services offers a comprehensive suite of equity solutions, including record-keeping and corporate actions processing, demutualizations, direct investment, dividend reinvestment, proxy solicitation and employee stock plan administration.

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

Review of financial results

Income before taxes decreased $71 million in 2009 compared with 2008. The results reflect lower fee revenue due to lower global issuances and lower overall corporate actions, partially offset by improved net interest revenue due to higher deposit levels, and ongoing expense control.

Total fee and other revenue decreased $240 million, or 13%, in 2009 compared with 2008, as a result of:

•	Corporate Trust revenue – Continued market share gains were more than offset by a 19% decline in global debt issuances in 2009 and lower money market related distribution fees.
•

Depositary Receipts revenue – Impacted by lower transaction fees, partially offset by higher corporate action fees and the benefit of new business. In 2009, Depositary Receipts issuances exceeded cancellations by $1.2 billion.

•	Shareowner Services revenue – Decreased due to lower overall corporate actions activity and the impact of lower equity values on employee stock option plans fees.

Net interest revenue increased $58 million in 2009 compared with 2008, driven by higher customer deposit balances primarily in Corporate Trust, partially offset by lower spreads. Average deposits were $45.9 billion in 2009 compared with $30.5 billion in 2008.

Revenue generated in the Issuer Services segment includes 40% from non-U.S. sources in both 2009 and 2008.

BNY Mellon     31

Results of Operations (continued)

Noninterest expense (excluding amortization of intangible assets) decreased $111 million in 2009 compared with 2008 reflecting lower staff expense due to a 21% decrease in incentive expense and credit monitoring charges related to lost tapes recorded in 2008.

2008 compared with 2007

Income before taxes was $1.15 billion in 2008, compared with $1.07 billion in 2007. Fee and other revenue increased $191 million, reflecting growth in Depositary Receipts, Corporate Trust and Shareowner Services fees. Depositary Receipts benefited from increased corporate actions and new business. The increase in Corporate Trust was driven by an increase in non-U.S. Corporate Trust revenue as well as market share gains. The increase in Shareowner Services fees was due to the merger with Mellon Financial and an increased level of revenue from corporate actions. Net interest revenue increased $143 million primarily reflecting a significant increase in deposits in both the Corporate Trust and Shareowner Services businesses, as well as the merger with Mellon Financial. Noninterest expense (excluding intangible amortization) increased $248 million reflecting the merger with Mellon Financial, credit monitoring charges related to lost tapes recorded in Shareowner Services and business growth, partially offset by merger-related synergies.

Clearing Services segment

(dollar amounts in millions, unless otherwise noted)	2009	2008	2009 vs. 2008
Revenue:
Securities servicing fees- clearing services	$948	$1,040	(9)%
Other	242	252	(4)
Total fee and other revenue	1,190	1,292	(8)
Net interest revenue	340	321	6
Total revenue	1,530	1,613	(5)
Noninterest expense (ex. amortization of intangible assets)	994	1,104	(10)
Income before taxes (ex. amortization of intangible assets)	536	509	5
Amortization of intangible assets	27	26	4
Income before taxes	$509	$483	5%
Pre-tax operating margin	33%	30%
Pre-tax operating margin (ex. amortization of intangible assets)	35%	32%
Average active accounts (in thousands)	4,995	5,341	(6)%
Average assets	$18,455	$18,358	1%
Average margin loans	$4,326	$5,415	(20)%
Average payable to customers and broker-dealers	$5,263	$5,495	(4)%

Business description

Our Clearing Services segment consists of Pershing’s global clearing and execution business in over 60 markets. Located in 20 offices worldwide, Pershing provides operational support, trading services, flexible technology, an expansive array of investment solutions including managed accounts, mutual funds and cash management, practice management support and service excellence. Pershing takes a consultative approach, working behind the scenes for its more than 1,150 customers who represent approximately five million individual and institutional investors. Pershing serves a broad array of customers including financial intermediaries, broker-dealers, independent registered investment advisors and hedge fund managers.

Pershing is the enterprise name for Pershing, Pershing Advisor Solutions, Pershing Prime Services, iNautix USA, the Lockwood companies, and international affiliates in Canada, Ireland, the U.K. and Singapore.

32     BNY Mellon

Results of Operations (continued)

Revenue in this segment includes fees and commissions from broker-dealer services, registered investment advisor services, prime brokerage services and electronic trading services, which are primarily driven by:

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

Review of financial results

Income before taxes was $509 million in 2009 compared with $483 million in 2008. The increase reflects strong expense control and higher net interest revenue, which helped mitigate the impact of lower market volatility and lower trading volumes. Total fee and other revenue decreased 8% in 2009 compared with 2008. The decrease reflects lower money market related distribution fees and trading volumes. Trading volumes on the New York Stock Exchange (“NYSE”) were down 21% in 2009 compared with 2008.

Net interest revenue increased $19 million compared with 2008, reflecting wider spreads.

Noninterest expense (excluding amortization of intangible assets) decreased $110 million in 2009 compared with 2008, primarily reflecting lower compensation costs and strong expense control. Incentive expense decreased 26% compared with 2008.

2008 compared with 2007

Income before taxes was $483 million in 2008 compared with $386 million in 2007. Total fee and other revenue increased 14% reflecting strong growth in trading activity along with growth in money market mutual funds and record new business resulting from market disruptions in the second half of 2008, partially offset by a settlement received ($28 million) in 2007 for the early termination of a contract. Net interest revenue increased $18 million resulting from higher customer balances and wider spreads. Noninterest expense (excluding amortization of intangible assets) increased $81 million reflecting expenses incurred in support of business growth.

Treasury Services segment

(dollar amounts in millions)	2009	2008	2009 vs. 2008
Revenue:
Treasury services	$503	$500	1%
Other	375	477	(21)
Total fee and other revenue	878	977	(10)
Net interest revenue	616	730	(16)
Total revenue	1,494	1,707	(12)
Noninterest expense (ex. amortization of intangible assets)	769	813	(5)
Income before taxes (ex. amortization of intangible assets)	725	894	(19)
Amortization of intangible assets	25	27	(7)
Income before taxes	$700	$867	(19)%
Pre-tax operating margin	47%	51%
Pre-tax operating margin (ex. amortization of intangible assets)	49%	52%
Average loans	$12,435	$15,744	(21)%
Average assets	26,046	25,603	2
Average deposits	21,816	21,470	2

Business description

The Treasury Services segment includes cash management solutions, trade finance services, international payment services, global markets, capital markets and liquidity services.

Treasury services revenue is directly influenced by the volume of transactions and payments processed, loan levels, types of service provided, net interest revenue earned from deposit balances generated by activity across our business operations and the value of the credit derivatives portfolio. Treasury services revenue is indirectly influenced by other factors including market volatility in major currencies and the level and nature of underlying cross-border investments, as well as other transactions undertaken by corporate and institutional clients. Segment expenses are driven by

BNY Mellon     33

Results of Operations (continued)

staff, equipment and space required to support the services provided, as well as operating services in support of volume increases.

Treasury Services offers leading-edge technology, innovative products, and industry expertise to help its clients optimize cash flow, manage liquidity and make payments around the world in more than 100 different countries. We maintain a global network of branches, representative offices and correspondent banks to provide comprehensive payment services including funds transfer, cash management, trade services and liquidity management. We are the fourth largest USD payment processor, processing about 160 thousand, or an average of about $1.6 trillion, global payments daily.

Our corporate lending strategy is to focus on those clients and industries that are major users of securities servicing and treasury services. Revenue from our lending activities is primarily driven by loan levels and spreads over funding costs.

Review of financial results

Income before taxes was $700 million in 2009, compared with $867 million in 2008. Merger-related synergies and strong expense control were more than offset by mark-to-market losses on the credit derivatives portfolio used to economically hedge loans in 2009 and lower net interest revenue.

Total fee and other revenue decreased $99 million in 2009 compared with 2008. The decrease was driven by mark-to-market losses on the credit derivatives portfolio used to economically hedge loans in 2009 due to the credit spread tightening.

The decrease in net interest revenue compared with 2008 primarily reflects lower loan levels and tighter spreads resulting from the low interest rate environment in 2009.

Noninterest expense (excluding amortization of intangible assets) decreased $44 million in 2009 compared with 2008, primarily reflecting merger-related synergies and strong expense control. Incentive expense decreased 8% compared with 2008.

2008 compared with 2007

Income before taxes was $867 million in 2008, compared with $599 million in 2007. Total fee and other revenue increased $236 million reflecting the merger with Mellon Financial as well as higher processing volumes in global payment and cash management services and higher capital markets related revenue. The increase in net interest revenue reflects the merger with Mellon Financial and higher loan and deposit levels. Noninterest expense (excluding intangible amortization) increased $164 million primarily due to the merger with Mellon Financial and business growth.

Other segment

(dollar amounts in millions)	2009	2008
Revenue:
Fee and other revenue	$(5,134)	$(1,240)
Net interest revenue (expense)	74	(263)
Total revenue	(5,060)	(1,503)
Provision for credit losses	331	104
Noninterest expense (ex. restructuring charges, amortization of intangible assets and M&I expenses)	595	412
Income (loss) before taxes (ex. restructuring charges, amortization of intangible assets and M&I expenses)	(5,986)	(2,019)
Restructuring charges	150	181
Amortization of intangible assets	1	6
M&I expenses:
The Bank of New York Mellon Corporation	233	471
Acquired Corporate Trust Business	-	12
Total M&I expenses	233	483
Income (loss) before taxes	$(6,370)	$(2,689)
Average assets	$32,043	$45,925
Average deposits	$7,203	$13,441

Business description

In July 2009, we signed a definitive agreement to sell MUNB, our national bank located in Florida. As a result, we adopted discontinued operations accounting for MUNB. This business was formerly included in the Other segment. All prior period results have been restated.

The Other segment primarily includes:

•	the results of the leasing portfolio;
•	corporate treasury activities, including our investment securities portfolio;
•	33.8% equity interest in BNY ConvergEx; and
•	business exits and corporate overhead.

34     BNY Mellon

Results of Operations (continued)

Revenue primarily reflects:

•	net interest revenue from the leasing portfolio;
•	any residual interest income resulting from transfer pricing algorithms relative to actual results;
•	fee and other revenue from corporate and bank-owned life insurance; and
•	gains (losses) associated with the valuation of investment securities and other assets.

Noninterest expense includes:

•	M&I expenses;
•	restructuring charges;
•	direct expenses supporting leasing, investing and funding activities; and
•	certain corporate overhead not directly attributable to the operations of other segments.

Review of financial results

Income before taxes was a loss of $6.4 billion in 2009 compared with a loss of $2.7 billion in 2008.

The Other segment includes the following activity in 2009:

•	a $5.3 billion (pre-tax) loss on investment securities primarily due to the restructuring of the investment securities portfolio, recorded in fee and other revenue;
•	a provision for credit losses of $331 million;
•	a $61 million (pre-tax) FDIC special assessment, recorded in other expense;
•	a $139 million pre-tax restructuring charge relating to our global location strategy; and
•	M&I expenses of $233 million associated with the Mellon Financial merger. See Noninterest expense for additional information on M&I expenses.

2008 compared with 2007

Income before taxes was a loss of $2.7 billion in 2008 compared with a loss of $622 million in 2007. Total fee and other revenue decreased primarily due to higher investment securities losses. Net interest revenue decreased primarily due to a $489 million (pre-tax) SILO/ LILO settlement. The provision for credit losses increased reflecting an increase in nonperforming loans as well as higher net charge-offs in 2008.

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

BNY Mellon is a leading global custodian. At Dec. 31, 2009, our cross-border assets under custody were $8.8 trillion compared with $7.5 trillion at Dec. 31, 2008. This increase primarily reflects higher market values as the FTSE 100 and MSCI EAFE® indices increased 22% and 28%, respectively.

BNY Mellon Asset Management operates on a multi-boutique model bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes.

We are one of the largest global asset managers, ranking 4th in the institutional marketplace and are the 7th largest asset manager active in Europe. Through the acquisition of Insight, we have become a market leader in the field of liability-driven investments.

At Dec. 31, 2009, approximately 32% of BNY Mellon’s AUM were managed by our international operations, compared with 18% in 2008. The increase primarily resulted from our 2009 acquisitions of Insight and Siguler Guff and improved market valuations.

We serve as the depositary for 1,330 sponsored American and global depositary receipt programs, acting in partnership with leading companies from 67 countries. As the world’s leading provider of

BNY Mellon     35

Results of Operations (continued)

corporate trust and agency services, BNY Mellon services $12 trillion in outstanding debt from 58 locations, in 20 countries, for clients including governments and their agencies, multi-national corporations, financial institutions and other entities that access the global debt capital markets. We utilize our global footprint and expertise to deliver a full range of issuer and related investor services including debt trustee, paying agency, escrow, data analyses, document management and other fiduciary offerings.

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

Foreign exchange rates for one U.S. Dollar
	2009	2008	2007
Spot rate (at Dec. 31):
British pound	$1.6154	$1.4626	$1.9844
Euro	1.4348	1.3976	1.4594
Yearly average rate:
British pound	$1.5659	$1.8552	$2.0018
Euro	1.3946	1.4713	1.3707

International clients accounted for 53% of revenue in 2009 compared with 37% in 2008. Excluding the impact of the net investment securities losses, international clients accounted for 32% of revenue in 2009 compared with 33% in 2008. Income from foreign continuing operations was $1.1 billion in 2009 compared with $1.3 billion in 2008. Excluding the impact of net investment securities losses, international clients accounted for 46% of income from continuing operations in 2009 compared with 39% in 2008, excluding investment securities losses, support agreement charges and SILO/LILO charge.

At Dec. 31, 2009, we had more than 8,000 employees in EMEA, over 5,000 employees in APAC and nearly 400 employees in other global locations, primarily Brazil.

36     BNY Mellon

Results of Operations (continued)

International financial data

Foreign activity includes asset and wealth management and securities servicing fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the United States and/or the foreign activity is resident at a foreign entity.

Foreign revenue, income before income taxes, net income and assets from foreign operations on a continuing operations basis are shown in the table below.

International operations
	2009							2008							2007 (a)
(in millions)	Revenue		Income before taxes	Income from continuing operations		Total assets (b)		Revenue		Income before taxes	Income from continuing operations		Total assets (b)		Revenue	Income before taxes	Income from continuing operations	Total assets (b)
Domestic	$3,615		$(3,615)	$(1,901	) (c)	$145,008		$8,566		$140	$136	(c)	$183,565		$7,621	$2,031	$1,408	$137,179
Foreign:
EMEA (e)	2,825	(d)	863	667		58,011	(d)	3,604	(d)	1,176	859		49,037	(d)	2,780	743	509	52,722
APAC	669		287	222		5,588		796		338	247		3,527		553	247	172	5,209
Other	578		257	199		1,375		607		292	213		1,383		344	194	139	2,546
Total foreign	4,072		1,407	1,088		64,974		5,007		1,806	1,319		53,947		3,677	1,184	820	60,477
Total	$7,687		$(2,208)	$(813)		$209,982	(f)	$13,573		$1,946	$1,455		$237,512		$11,298	$3,215	$2,228	$197,656
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(c)	Domestic income from continuing operations in 2009 and 2008 was reduced by investment securities losses. Domestic income from continuing operations in 2008 was also reduced by SILO/LILO charges and support agreement charges.
(d)	Includes revenue of approximately $1.6 billion and $2.0 billion, and assets of approximately $43.0 billion and $27.1 billion, in 2009 and 2008, respectively, of international operations domiciled in the U.K., which is 21% and 14% of total revenue and 20% and 11% of total assets, respectively.
(e)	In 2009, excludes the $269 million of securities losses on the European floating rate note.
(f)	Presented on a continuing operations basis.

In 2009, revenues from EMEA were $2.8 billion, compared with $3.6 billion in 2008 and $2.8 billion in 2007. Revenues from EMEA were down 22% for 2009 compared to 2008. The decrease in 2009 primarily reflects lower market values. Revenue from EMEA in 2009 was spread across most of our segments. Asset Servicing generated 46%, Issuer Services 22%, Asset Management 21%, Treasury Services 6% and Clearing Services 5% of revenues from EMEA. Income from continuing operations from EMEA was $667 million in 2009 compared with $859 million in 2008 and $509 million in 2007.

Revenues from APAC were $669 million in 2009 compared with $796 million in 2008 and $553 million in 2007. The decrease in APAC revenue in 2009 resulted from lower market values, reduced securities lending volume and the effect of a low interest rate environment. Revenue from APAC in 2009 was generated by the following segments: Asset Management 30%, Treasury Services 26%, Asset Servicing 23%, Issuer Services 18% and Clearing Services 3%. Income from continuing operations from APAC was $222 million in 2009 compared with $247 million in 2008 and $172 million in 2007.

Income from continuing operations from EMEA and APAC were driven by the same factors affecting revenue. In addition, income from continuing operations from EMEA in 2009 compared with 2008 was negatively impacted by the strength of the U.S. Dollar versus the Euro and British Pound. Income from continuing operations from EMEA in 2008 compared with 2007 was negatively impacted by the strength of the U.S. Dollar versus the British Pound.

BNY Mellon     37

Results of Operations (continued)

Cross-border risk

Foreign assets are subject to general risks attendant to the conduct of business in each foreign country, including economic uncertainties and each foreign government’s regulations. In addition, our foreign assets may be affected by changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, other interest- bearing investments, and other monetary assets which are denominated in U.S. Dollars or other non-local currency. Also included are local currency outstandings not hedged or funded by local borrowings.

The table below shows our cross-border outstandings for the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with “*”) or 0.75% of total assets (denoted with “**”).

Cross-border outstandings (in millions)	Banks and other financial institutions (b)	Public sector	Commercial, industrial and other		Total cross-border outstandings
2009:
France*	$6,519	$56	$1,307		$7,882
Germany*	5,325	75	156		5,556
Netherlands*	2,765	-	1,312	(a)	4,077
Spain*	3,903	-	133		4,036
Belgium*	3,162	377	199		3,738
United Kingdom*	2,850	-	613		3,463
Japan**	1,809	-	7		1,816
Ireland**	932	1	895	(a)	1,828
2008:
Netherlands*	$2,459	$-	$1,888	(a)	$4,347
France*	2,865	140	90		3,095
Belgium*	2,579	-	288		2,867
United Kingdom*	2,386	-	430		2,816
Germany*	2,285	-	277		2,562
Ireland**	1,153	-	1,167	(a)	2,320
2007:
Netherlands*	$4,945	$-	$2,487		$7,432
Germany*	4,824	178	338		5,340
France*	2,651	150	150		2,951
United Kingdom*	1,582	-	1,073		2,655
Ireland*	1,184	5	1,445		2,634
Switzerland**	1,710	-	152		1,862
(a)	Primarily European floating rate notes.
(b)	Primarily short-term placements.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements under “Summary of Significant Accounting and Reporting Policies”. Our more critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting. In addition to “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements,

further information on policies related to the allowance for loan losses and allowance for lending-related commitments can be found under “Consolidated balance sheet review – Asset quality and allowance for credit losses” in the MD&A section. Further information on the valuation of derivatives and securities where quoted market prices are not available can be found under “Fair value measurement” in Note 24 of the Notes to Consolidated Financial Statements. Further information on goodwill and intangible assets can be found in “Goodwill and intangible assets” in Note 7 of the Notes to Consolidated Financial Statements. Additional information on pensions can be found in

38     BNY Mellon

Results of Operations (continued)

“Employee benefit plans” in Note 21 of the Notes to Consolidated Financial Statements.

Allowance for loan losses and allowance for lending-related commitments

The allowance for loan losses and allowance for lending-related commitments consist of three elements: (1) an allowance for impaired credits; (2) an allowance for higher risk rated loans and exposures and pass rated loans and exposures; and (3) an unallocated allowance based on general economic conditions and certain risk factors in our individual portfolio and markets. Further discussion of the three elements can be found under Asset quality and allowance for credit losses in Consolidated balance sheet review.

The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of probable losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. Probability of default ratings are assigned based on internal ratings after analyzing the credit quality of each borrower/counterparty. Our internal ratings are generally consistent with external ratings agencies default databases. Loss given default ratings are driven by the collateral, structure, and seniority of each individual asset and are consistent with external loss given default/recovery databases. The portion of the allowance related to impaired credits is based on the present value of expected future cash flows; however, as a practical expedient, it may be based on the credit’s observable market price. Additionally, it may be based on the fair value of collateral if the credit is collateral dependent. Changes in the estimates of probability of default, risk ratings, loss given default/recovery rates, and cash flows could have a direct impact on the allocated allowance for loan losses.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

It is difficult to quantify the impact of changes in forecasts on our allowance for loan losses and allowance for lending-related commitments. Nevertheless, we believe the following discussion may enable investors to better understand the variables that drive the allowance for loan losses and allowance for lending-related commitments.

A key variable in determining the allowance is management’s judgment in determining the size of the unallocated allowance. At Dec. 31, 2009, the unallocated allowance was $26 million, or 4% of the total allowance. At Dec. 31, 2009, if the unallocated allowance, as a percentage of the total allowance, was 5% higher, the allowance would have increased by approximately $34 million.

The credit rating assigned to each credit is another significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $144 million, while if each credit were rated one grade worse, the allowance would have increased by $191 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $73 million, while if the loss given default were one rating better, the allowance would have decreased by $65 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by $3 million, respectively.

Fair value of financial instruments

We adopted guidance related to Fair Value Measurement included in ASC 820 and Fair Value Option included in ASC 825 effective Jan. 1, 2008. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The standard also established a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Effective Jan. 1, 2009, we adopted guidance related to “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are not Orderly”, included in ASC 820. This ASC provides guidance on how to determine the fair value when the volume and level of activity for the asset or liability have significantly decreased and reemphasizes that the objective of a fair value measurement remains an exit price notion. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with ASC 820. It also requires additional disclosures for instruments within the scope of ASC 820 to include inputs and valuation techniques used, change in valuation techniques and related inputs, if any, and more disaggregated information relating to debt and equity securities.

BNY Mellon     39

Results of Operations (continued)

The amended standard provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The objective is to determine from weighted indicators of fair value a reasonable point within the range that is most representative of fair value under current market conditions.

Fair value – Securities

Level 1 – Securities

Recent quoted prices from exchange transactions are used for debt and equity securities that are actively traded on exchanges and for U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over the counter markets. We include these securities in Level 1 of the ASC 820 hierarchy.

Level 2 – Securities

For securities where quotes from recent transactions are not available for identical securities, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. The pricing sources employ financial models or obtain comparisons to similar instruments to arrive at “consensus” prices.

Specifically, the pricing sources obtain recent transactions for similar types of securities (e.g., vintage, position in the securitization structure) and ascertain variables such as discount rate and speed of prepayment for the type of transaction and apply such variables to similar types of bonds. We view these as observable transactions in the current market place and classify such securities as Level 2. They discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price.

Securities included in this category that were affected by the lack of market liquidity in 2009 include our

Alt-A residential mortgage-backed securities (“RMBS”), prime RMBS, subprime RMBS and commercial mortgage-backed securities.

In addition, we have significant investments in more actively traded agency RMBS and other types of securities such as FDIC insured paper and sovereign debt. The pricing sources derive the prices for these securities largely from quotes they obtain from three major inter-dealer brokers. The pricing sources receive their daily observed trade price and other information feeds from the inter-dealer brokers.

For securities with bond insurance, the financial strength of the insurance provider is analyzed and that information is included in the fair value assessment for such securities.

The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2009.

The prices provided by pricing sources are subject to review and challenges by industry participants, including ourselves.

Level 3 – Securities

Where we have used our own cash flow models and estimates to value the securities, we classify them in Level 3 of the ASC 820 hierarchy. Our Level 3 securities represent less than 1% of our securities recorded at fair value.

More than 99% of our securities are valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities are priced based on non-binding dealer quotes and are included in Level 3 of the fair value hierarchy.

See Note 24 to the Notes to Consolidated Financial Statements for details of our securities by ASC 820 hierarchy level.

Fair value – Derivative financial instruments

Level 1 – Derivative financial instruments

We include derivative financial instruments that are actively traded on exchanges, principally foreign exchange futures and forward contracts, in Level 1 of the ASC 820 hierarchy.

40     BNY Mellon

Results of Operations (continued)

Level 2 – Derivative financial instruments

The majority of our derivative financial instruments are priced using internally developed models that use observable inputs for interest rates, pay-downs (both actual and expected), foreign exchange rates, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity, concentration concerns, and results of stress tests.

Substantially all of our model-priced derivative financial instruments are included in Level 2 of the ASC 820 hierarchy.

Level 3 – Derivative financial instruments

Certain interest rate swaps with counterparties that are highly structured entities require significant judgment and analysis to adjust the value determined by standard pricing models. These interest rate swaps are included in Level 3 of the ASC 820 hierarchy and compose less than 1% of our derivative financial instruments at fair value.

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

To confirm that our valuation policies are consistent with exit prices as prescribed by ASC 820, we reviewed our derivative valuations using recent transactions in the marketplace, pricing services and the results of similar types of transactions. As a result of maximizing observable inputs as required by ASC 820, in 2008 we began to reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties.

For details of our derivative financial instruments by ASC 820 hierarchy level, see Note 24 to the Notes to Consolidated Financial Statements.

Fair value option

ASC 825 provides the option to elect fair value as an alternative measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments which are not subject to fair value under other accounting standards. Under ASC 825, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in fair value recognized in income. At Dec. 31, 2009, we applied the fair value option to $110 million of unfunded loan commitments. These unfunded loan commitments are valued using quotes from dealers in the loan markets, and are included in Level 3 of the ASC 820 hierarchy. See Note 25 to the Notes to Consolidated Financial Statements for additional disclosure regarding the fair value option.

Fair value – Judgments

In times of illiquid markets and financial stress, actual prices and valuations may significantly diverge from results predicted by models. In addition, other factors can affect our estimate of fair value, including market dislocations, incorrect model assumptions, and unexpected correlations. These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate. See Basis of Presentation in Note 1 to the Notes to Consolidated Financial Statements.

Other-than-temporary impairment

In April 2009, the FASB issued new guidance included in ASC 320 which modifies the other-than-temporary impairment (“OTTI”) model for investments in debt securities. Under this guidance, a debt security is considered impaired if its fair value is less than its amortized cost basis. An OTTI is triggered if (1) the intent is to sell the security, (2) the security will more likely than not have to be sold before the impairment is recovered, or (3) the amortized cost basis is not expected to be recovered. When an entity does not intend to sell the security before recovery of its cost basis, it will recognize the credit component of an OTTI of a debt security in earnings and the remaining portion in other comprehensive income.

BNY Mellon     41

Results of Operations (continued)

For each non-agency RMBS, which includes Alt-A, subprime and prime RMBS, not backed by the government, in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. To determine if the unrealized loss for non-agency RMBS is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given RMBS position will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

During 2009, given the weakness in the housing market and broader economy, we adjusted our non-agency RMBS estimated default and loss severity assumptions to increase estimated defaults and decrease the amount we expect to receive to cover the value of the original loan. See Note 5 of the Notes to Consolidated Financial Statements for projected weighted-average default rates and loss severities for recent vintages of Alt-A, subprime and prime RMBS. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

Net investment securities losses in 2009 were $5.4 billion. These losses reflect both credit and non-credit-related losses on our investment securities portfolio, including securities for which we declared our intent to sell or restructure. If we were to increase or decrease each of our loss severity and projected default rates by 100 basis points on each of the positions in our Alt-A, subprime and prime RMBS portfolios and the securities portfolio held by the Grantor Trust, credit-related impairment charges on these securities would have increased by $3 million (pre-tax) or decreased by $1 million (pre-tax) in 2009.

In addition, we assess OTTI for an appropriate subset of our investment securities subject to guidance included in ASC 325 – Investments – Other by testing for an adverse change in cash flows. Any unrealized loss on a security identified as other-than-temporarily impaired under ASC 325 analysis is charged to earnings.

Upon acquisition of a security, BNY Mellon decides whether it is within the scope of ASC 325 or if it will be evaluated for impairment under ASC 320. Subsequently, if the security is downgraded, we do not alter this decision.

ASC 325 is an interpretation of ASC 320 for certain debt securities which are beneficial interests in securitized financial assets. Specifically, ASC 325 provides incremental impairment guidance for a subset of the debt securities within the scope of ASC 320. For securities where there is no debt rating at acquisition, and the security is a beneficial interest in securitized financial assets, we use the ASC 325 impairment model. For securities where there is no debt rating at acquisition and the security is not a beneficial interest in securitized financial assets we use the ASC 320 impairment model.

Goodwill and other intangibles

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, at fair value as required by ASC 805 Business Combinations and ASC 350 Intangibles – Goodwill and Other. The initial recording of goodwill and intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($16.2 billion at Dec. 31, 2009) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2009) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

BNY Mellon’s business segments are the reporting units for which annual goodwill impairment testing is done in accordance with ASC 350. The goodwill impairment test is performed in two steps. The first step compares the estimated fair value of the segment with its carrying amount, including goodwill. If the estimated fair value of the segment exceeds its carrying amount, goodwill of the segment is considered not impaired. However, if the carrying amount of the segment exceeds its estimated fair value, a second step would be performed that would compare the implied fair value of the segment’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

42     BNY Mellon

Results of Operations (continued)

Fair value may be determined using market prices, comparison to similar assets, market multiples, discounted cash flow analysis and other determinants. Estimated cash flows extend far into the future and, by their nature, are difficult to estimate over such an extended time-frame. Factors that may significantly affect the estimates include, among others, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, changes in discount rates, and specific industry or market sector conditions.

The carrying amount of goodwill in each of our six segments in continuing operations was tested in 2008 and 2009 using observable market data when available to estimate fair values. In addition, material events and circumstances that might be indicators of possible impairment were assessed during interim periods. These included the changing business climate, regulatory and legal factors, recoverability of long-lived assets, changes in our competitors, and the earnings outlook for our segments. BNY Mellon’s market capitalization exceeded its net book value at the end of each quarter of 2008 and 2009.

The fair values of the Asset Management and Wealth Management segments are largely impacted by management and performance fees from AUM. Due to lower stock market values in early 2009, AUM had declined slightly from 2008 and there were fewer sale transactions of comparable public businesses. While management takes responsibility for its financial statements and the underlying fair value estimates, we engaged an independent business valuation specialist in early 2009 to estimate the fair values of these two segments. Their valuations incorporated both income and market based analyses and indicated fair values more than 15% greater than their respective carrying amounts. The AUM in the fourth quarter of 2009 was 20% greater than the fourth quarter of 2008 and there were no factors of potential impairment, so additional interim testing was not necessary.

The fair values of our other four segments were estimated for the 2009 test using discounted cash flow analyses since there were few comparable public company transactions in 2009. These incorporated our forecasts and longer term earnings growth estimates by segment and discount rates ranging from 11.5% to 15.5% that incorporated measured stock price volatilities of the segments’ principal public company competitors and a 6.5% average excess return over risk-free rates. The estimated fair values of each of these four segments was substantially in excess of carrying amounts, as they had been in prior year impairment tests.

In the second quarter of 2009, we wrote off the remaining goodwill and intangibles in MUNB, which was carried in discontinued operations since 2008 when we decided to exit this banking subsidiary in Florida, when BNY Mellon committed to sell it at a price less than its carrying amount. The sale of MUNB was completed on Jan 15, 2010.

Goodwill and intangible assets could be subject to impairment in future periods if economic conditions that impact our segments worsen. Impairment would be a non-cash charge.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other intangible assets ($2.9 billion at Dec. 31, 2009) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections.

Other key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles which require amortization. See Note 7 of the Notes to Consolidated Financial Statements for additional information regarding intangible assets. At Dec. 31, 2009, we had $21.8 billion of goodwill, indefinite-lived intangibles, and other intangible assets.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 26,000 U.S. employees and approximately 2,000 non-U.S. employees.

BNY Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and eight overseas. As of Dec. 31, 2009, the U.S. plans accounted for 84% of the projected benefit obligation. The pension credit for BNY Mellon plans was $17 million in 2009, compared with $20 million in 2008 and $4 million in 2007 (which includes six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc. only).

The Retirement Plan of The Bank of New York Company, Inc. and the Mellon Bank Retirement Plan were merged into The Bank of New York Mellon

BNY Mellon     43

Results of Operations (continued)

Corporation Pension Plan effective Dec. 31, 2008. The merger resulted in an additional pension credit of $6 million in 2009.

In addition to its pension plans, BNY Mellon has an Employee Stock Ownership Plan (“ESOP”). Benefits payable under The Bank of New York Mellon Corporation Pension Plan are offset by the equivalent value of benefits earned under the ESOP for employees who participated in the legacy Retirement Plan of the Bank of New York Company, Inc.

A net pension expense of approximately $48 million is expected to be recorded by BNY Mellon in 2010, assuming currency exchange rates at Dec. 31, 2009.

Effective Jan. 1, 2009, the U.S. pension plans were amended to change the benefit formula for participants under age 50 as of Dec. 31, 2008 and for new participants to a cash balance formula for service earned on and after Jan. 1, 2009. This change was made to unify the future benefits earned by the employees of the legacy organizations and resulted in an additional pension credit of $3 million in 2009. Plan participants who were age 50 or older as of Dec. 31, 2008 will continue to earn benefits under the formula of the legacy plan in which they participated as of that date.

BNY Mellon made a discretionary contribution of $300 million to The Bank of New York Mellon Corporation Pension Plan during 2009. Pension expense was re-measured to reflect this contribution resulting in an additional pension credit of $4 million in 2009.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets, and the price used to value stock in the ESOP.

Since 2007, these key elements have varied as follows:

(dollars in millions, except per share amounts)	2010	2009	2008	2007
Domestic plans:
Long-term rate of return on plan assets	8.00%	8.00%	8.00%	8.00%
Discount rate	6.21	6.38	6.38	6.00
Market-related value of plan assets (a)	$3,860	$3,651	$3,706	$1,352
ESOP stock price (a)	27.97	33.12	47.15	34.85
Net U.S. pension credit/(expense)	N/A	$32	$39	$16	(b)
All other net pension credit/(expense)	N/A	(15)	(19)	(12	) (c)
Total net pension credit/(expense)	N/A	$17	$20	$4

(a)	Market-related value of plan assets and ESOP stock price are for the beginning of the plan year. See “Summary of Significant Accounting and Reporting Policies” in Note 1 of the Notes to Consolidated Financial Statements.
(b)	Includes a $21 million credit for legacy Mellon Financial plans based on a discount rate of 6.25% as of July 1, 2007, and a long-term rate of return on plan assets of 8.25%.
(c)	Includes $4 million of expense for legacy Mellon Financial’s foreign plans.

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high quality long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 6.21% as of Dec. 31, 2009.

The discount rates for foreign pension plans are based on high quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

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

44     BNY Mellon

Results of Operations (continued)

The market-related value of plan assets also influences the level of pension expense. Differences between expected and actual returns are recognized over five years to compute an actuarially derived market-related value of plan assets. For the legacy Mellon Financial plans, the market-related value of assets was set equal to the assets’ market value as of July 1, 2007. The averaging of actuarial gains and losses for the legacy Mellon Financial plan assets is being phased in over a five-year period beginning July 1, 2007.

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. BNY Mellon currently has $788 million of unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key elements on pension costs are shown in the table below.

Pension expense (dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100	) bp	(50	) bp	50	bp	100	bp
Change in pension expense	$43.7		$21.8		$(21.8)		$(43.6)
Discount rate	(50	) bp	(25	) bp	25	bp	50	bp
Change in pension expense	$34.5		$16.8		$(16.7)		$(32.3)
Market-related value of plan assets	(20.0)%		(10.0)%		10.0%		20.0%
Change in pension expense	$170.3		$85.2		$(84.7)		$(141.7)

ESOP stock price	$(10.00)		$(5.00)		$5.00		$10.00
Change in pension expense	$13.0		$6.3		$(5.9)		$(11.4)

Consolidated balance sheet review

At Dec. 31, 2009, total assets were $212.2 billion compared with $237.5 billion at Dec. 31, 2008. Deposits totaled $135.1 billion at Dec. 31, 2009 and $159.7 billion at Dec. 31, 2008. The decrease in total assets and deposits from Dec. 31, 2008 reflects a decline in the size of the balance sheet as short-term credit markets eased during 2009 and noninterest-bearing deposits taken in during the credit crisis returned to more normalized levels. Total assets averaged $212.1 billion in 2009, compared with $210.0 billion in 2008. Total deposits averaged $134.7 billion in 2009 compared with $125.6 billion in 2008.

At Dec. 31, 2009, we had available funds of approximately $71 billion compared with $105 billion at Dec. 31, 2008. Our percentage of liquid assets to total assets was 33% at Dec. 31, 2009, compared with 44% at Dec. 31, 2008. The decline resulted from the abnormally high deposit levels experienced during the credit crisis in the fourth quarter of 2008.

Investment securities were $56.0 billion or 26% of total assets at Dec. 31, 2009, compared with $39.4 billion or 17% of total assets at Dec. 31, 2008. The increase in investment securities primarily relates to our strategy of investing in debt issued by governments, government-sponsored and government-guaranteed agencies.

Loans were $36.7 billion or 17% of total assets at Dec. 31, 2009, compared with $43.4 billion or 18% of total assets at Dec. 31, 2008. The decrease in loan levels was primarily due to our institutional credit strategy to reduce targeted exposures and the reclassification of MUNB to discontinued operations.

Trading assets were $6.0 billion at Dec. 31, 2009 compared with $11.1 billion at Dec. 31, 2008. Trading liabilities were $6.4 billion at Dec. 31, 2009 compared with $8.1 billion at Dec. 31, 2008. The decrease in both trading assets and trading liabilities reflects the change in interest rates, foreign exchange rates and the settlement of contracts.

Total shareholders’ equity applicable to BNY Mellon was $29.0 billion at Dec. 31, 2009 and $28.1 billion at Dec. 31, 2008. The increase in total shareholders’ equity primarily reflects an improvement in fixed income prices and the common stock issuance in 2009, partially offset by the repurchase of the Series B preferred stock and warrant issued to the U.S. Treasury in connection with the TARP Capital Purchase Program.

BNY Mellon     45

Results of Operations (continued)

Investment securities

The following table shows the distribution of our total securities portfolio at fair value:

Investment securities (at fair value) (in millions)	Dec. 31, 2009	Dec. 31, 2008
Fixed income securities:
Mortgage and asset-backed securities	$30,616	$32,081
Government-sponsored and guaranteed debt	1,876	983
U.S. Treasury	6,378	781
U.S. Government agencies	1,260	1,299
State and political subdivisions	673	1,076
Sovereign government-sponsored and guaranteed debt	8,880	-
Other	704	811
Grantor Trust	4,160	-
Subtotal fixed income securities	54,547	37,031
Equity securities:
Money market or fixed income funds	1,290	1,325
Other	35	41
Subtotal equity securities	1,325	1,366
Total investment securities – fair value	$55,872	$38,397
Total investment securities – carrying value	$56,049	$39,435

At Dec. 31, 2009, the carrying value of our investment securities portfolio was $56.0 billion compared with $39.4 billion at Dec. 31, 2008. Average investment securities were $51.2 billion in 2009 compared with $43.7 billion in 2008. The increase in the securities portfolio at Dec. 31, 2009 compared with Dec. 31, 2008 primarily reflects our strategy to invest in high quality relatively short duration assets.

Consistent with our ongoing strategy to reduce risk from the balance sheet, and reflecting the improvement in the fixed income markets in the second half of 2009, we sold or restructured a significant portion of the watch list section of our investment securities portfolio. The sales and restructuring impacted approximately $13.5 billion (pre-restructuring amortized cost) of investment securities. In the third quarter of 2009, we declared our intent to sell these securities and recognized a pre-tax loss of $4.8 billion.

In the fourth quarter of 2009, we securitized approximately $5.0 billion, fair value, of our investment securities portfolio into a Grantor Trust. The Grantor Trust contains Alt-A, prime and subprime RMBS which were written down to fair value as part of the restructuring. As a result of this transaction, we received approximately $771 million (before expenses) in cash for Class A Notes which represent the senior tranche notes (“Class A Notes”) of the securities issued by the Grantor Trust, that were sold to third parties and retained Class B certificates with a fair value of approximately $4.2 billion. The Class A Notes, rated AAA by DBRS, bear interest at one month LIBOR plus 1.25% and are expected to have a weighted average life of less than one year. In connection with this transaction, we recorded a $39 million net loss in 2009 primarily reflecting a $47 million write-down on the RMBS from Oct. 1, 2009 through the date of sale to the Grantor Trust. As a result of SFAS 167 – Amendments to FIN 46(R) (ASC 810), effective Jan. 1, 2010, we will be required to consolidate the Grantor Trust. As a result, the RMBS will be recorded as assets and the Class A Notes will be recorded as liabilities on our consolidated balance sheet. (See the Recent accounting and regulatory developments section for additional details.)

46     BNY Mellon

Results of Operations (continued)

The following table provides a rollforward of the investment securities portfolio from Dec. 31, 2008 to Dec. 31, 2009.

Investment securities portfolio rollforward of 2009 activity (dollar amounts in millions)	Amortized cost at 12/31/08	Paydowns/ accretion/ other	Purchases	Restructuring	Proceeds from sales	Net securities gain/ (loss)		ASC 320 reversal (c)	Amortized cost at 12/31/09
Watch list:
European floating rate notes (b)	$7,582	$(364)	$-	$-	$(767)	$(269)		$-	$6,182
Commercial MBS	2,846	(67)	-	-	(291)	(89)		-	2,399
Prime RMBS	6,725	(1,642)	-	(2,069)	(86)	(1,008)		12	1,932
Alt-A RMBS	7,499	(996)	-	(2,603)	(949)	(3,113)		1,054	892
Subprime RMBS	1,578	(131)	-	(128)	(222)	(322)		13	788
Credit cards	747	(73)	-	-	(22)	(26)		-	626
Home equity lines of credit	558	(97)	-	-	(279)	(205)		23	-
Other	717	(10)	115	-	(92)	(298)		44	476
Total Watch list	28,252	(3,380)	115	(4,800)	(2,708)	(5,330)		1,146	13,295
Grantor Trust Class B certificates	-	45	-	4,814	(771)	(39	) (a)	-	4,049
Agency MBS	11,561	(4,252)	11,469	-	-	-		-	18,778
Sovereign debt/sovereign guaranteed	-	403	8,342	-	-	-		-	8,745
U.S. Treasury	746	(212)	5,824	-	-	-		-	6,358
FDIC-insured debt	949	1	1,013	-	-	-		-	1,963
U.S. Government agencies	1,259	(24)	-	-	-	-		-	1,235
Other	3,244	(1,920)	1,669	-	(496)	-		-	2,497
Total investment securities	$46,011	$(9,339)	$28,432	$14	$(3,975)	$(5,369)		$1,146	$56,920

(a)	Includes $47 million of mark-to-market write-downs on the Alt-A, prime and subprime securities from Oct. 1, 2009 through the date of sale to the Grantor Trust.
(b)	Includes commercial MBS, RMBS and other securities.
(c)	Reversal of the non-credit component of OTTI recorded in 2008 under previous accounting guidance.

Investment securities portfolio Dec. 31, 2009 (dollar amounts in millions)	Amortized cost	Fair value	Fair value as a % of amortized cost (a)	Unrealized gain/(loss)	Ratings
					AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
Watch list:
European floating rate notes	$6,182	$5,503	88%	$(679)	97%	3%	-%	-%	-%
Commercial MBS	2,399	2,302	96	(97)	93	4	3	-	-
Prime RMBS	1,932	1,684	86	(248)	60	23	5	12	-
Alt-A RMBS	892	779	67	(113)	27	15	1	57	-
Subprime RMBS	788	470	60	(318)	75	14	5	6	-
Credit cards	626	610	95	(16)	1	98	1	-	-
Other	476	465	56	(11)	-	-	16	76	8
Total Watch list (b)	13,295	11,813	84	(1,482)	77	12	2	9	-
Grantor Trust Class B certificates	4,049	4,160	60	111	-	-	-	-	100
Agency MBS	18,778	19,016	99	238	100	-	-	-	-
Sovereign debt/sovereign guaranteed	8,745	8,753	100	8	100	-	-	-	-
U.S. Treasury	6,358	6,378	100	20	100	-	-	-	-
FDIC-insured debt	1,963	2,003	98	40	100	-	-	-	-
U.S. Government agencies	1,235	1,260	98	25	100	-	-	-	-
Other	2,497	2,489	100	(8)	69	11	7	1	12
Total investment securities	$56,920	$55,872	92%	$(1,048)	86%	3%	1%	2%	8%

(a)	Amortized cost before impairments
(b)	The “Watch list” includes those securities we view as having a higher risk of impairment charges.

BNY Mellon     47

Results of Operations (continued)

The unrealized net of tax loss on our investment securities available for sale portfolio included in other comprehensive income was $619 million at Dec. 31, 2009. The unrealized net of tax loss on our investment securities available for sale portfolio at Dec. 31, 2008 was $4.0 billion. The decrease compared with 2008 was due to the restructuring of the securities portfolio and an improvement in the fixed income markets in the second half of 2009. In the first quarter of 2009, BNY Mellon adopted ASC 820 and adjusted its unrealized pre-tax loss on the securities portfolio to reflect what a security would sell for in an orderly market. In the third quarter of 2009, as the credit markets improved and became more orderly, these adjustments were reversed. BNY Mellon recorded no adjustments for disorderly markets at Dec. 31, 2009.

At Dec. 31, 2009, 86% of the securities in our portfolio were rated AAA/AA, essentially unchanged from 87% at Dec. 31, 2008.

We routinely test our investment securities for OTTI. (See “Critical accounting estimates” for additional disclosure regarding OTTI.)

At Dec. 31, 2009, we had $2.0 billion of accretable discount related to restructuring the securities portfolio as well as securities acquired in the consolidation of two commercial paper conduits, Three Rivers Funding Corporation and Old Slip Funding, LLC. The discount related to these transactions had a remaining estimated life of approximately 3.7 years. For these securities, the accretion of discount increased net interest revenue and is recorded on a level yield basis. Discount accretion totaled $91 million in 2009 and $79 million in 2008. There was no discount accretion in 2007.

Also, at Dec. 31, 2009, we had $423 million of net amortizable purchase premium with a remaining estimated life of approximately 3.1 years. For these securities, the amortization of net premium decreased net interest revenue and is recorded on a level yield basis. We recorded net premium amortization of $68 million in 2009. For 2008 and 2007, a net discount of $19 million and $9 million was recorded respectively.

The following table provides pre-tax securities losses by type.

Net investment securities losses (in millions)	2009		2008	2007 (a)
Alt-A RMBS	$3,113		$1,236	$-
Prime RMBS	1,008		12	-
Subprime RMBS	322		12	-
European floating rate notes	269		-	-
Home equity lines of credit	205		104	-
Commercial MBS	89		-	-
Grantor Trust	39	(b)	-	-
Credit cards	26		-	-
ABS CDOs	23		122	201
Other	275		142	-
Total net investment securities losses	$5,369	(c)	$1,628	$201
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Includes $47 million of mark-to-market write-downs on the Alt-A, prime and subprime RMBS from Oct. 1, 2009 through the date of sale to the Grantor Trust.
(c)	Includes $930 million originally recorded in 2008 and recorded again in 2009 under ASC 320 and as part of the impairment charge related to the restructuring of the securities portfolio.

The deterioration in the economy had a significant impact on our Alt-A, prime and subprime RMBS portfolios. The investment securities losses in 2009, 2008 and 2007 reflected both credit and non-credit impairment securities losses.

The following table shows the fair value of the European floating rate notes by geographical location at Dec. 31, 2009.

European floating rate notes at Dec. 31, 2009 (a)				Total
(in millions)	United Kingdom	Netherlands	Other	fair value
RMBS	$2,365	$1,082	$1,140	$4,587
Other	409	82	425	916
Total	$2,774	$1,164	$1,565	$5,503
(a)	97% of these securities are in the AAA to AA- ratings category.

48     BNY Mellon

Results of Operations (continued)

Included in our securities portfolio are the following securities that have a credit enhancement through a guarantee by a monoline insurer:

Investment securities guaranteed by monoline insurers (in millions)	Dec. 31, 2009		Dec. 31, 2008
Municipal securities	$548		$591
Mortgage-backed securities	42		171
Home equity lines of credit securities	-		334
Other asset-backed securities	-		7
Total fair value	$590	(a)	$1,103
Amortized cost less securities losses	$606		$1,384
Mark-to-market unrealized (loss) (pre-tax)	$(16)		$(281)
(a)	The par value guaranteed by the monoline insurers was $619 million.

At Dec. 31, 2009, securities guaranteed by monoline insurers were rated 33% AAA to AA-, 32% A+ to A-, 23% BBB+ to BBB- and 12% BB+ and lower. The decrease in fair value from Dec. 31, 2008 reflects the restructuring of the securities portfolio. In all cases, when purchasing the securities, we reviewed the credit quality of the underlying securities, as well as the insurer.

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our investment securities portfolio at Dec. 31, 2009.

Investment securities portfolio	U.S. Treasury		U.S. government agency		State and political subdivisions		Other bonds, notes and debentures			Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount		Yield (a)	Amount		Yield) (a)	Total
Securities held-to-maturity:
One year or less	$-	-%	$-	-%	$-	-%	$3		0.03%	$-		-%	$3
Over 1 through 5 years	-	-	-	-	3	6.92	-		-	-		-	3
Over 5 through 10 years	-	-	-	-	16	6.70	-		-	-		-	16
Over 10 years	-	-	-	-	131	6.66	-		-	-		-	131
Mortgage-backed securities	-	-	-	-	-	-	-		-	4,260		1.68	4,260
Equity securities	-	-	-	-	-	-	-		-	4		4.13	4
Total	$-	-%	$-	-%	$150	6.67%	$3		0.03%	$4,264		1.68%	$4,417
Securities available-for-sale:
One year or less	$283	0.19%	$774	2.89%	$5	8.79%	$421		2.59%	$-		-%	$1,483
Over 1 through 5 years	6,014	1.36	486	2.97	17	8.59	10,694		1.92	-		-	17,211
Over 5 through 10 years	81	3.79	-	-	27	3.98	192		5.99	-		-	300
Over 10 years	-	-	-	-	471	6.60	150		6.46	-		-	621
Mortgage-backed securities	-	-	-	-	-	-	-		-	29,471	(b)	5.20 (b)	29,471
Asset-backed securities	-	-	-	-	-	-	-		-	1,225		1.34	1,225
Equity securities	-	-	-	-	-	-	-		-	1,321		0.40	1,321
Total	$6,378	1.34%	$1,260	2.92%	$520	6.52%	$11,457	(c)	2.05%	$32,017		4.88%	$51,632
(a)	Yields are based upon the amortized cost of securities.
(b)	Includes $88 million, for which we are recording interest on a cash basis. Also includes $4.160 billion fair value of the Grantor Trust Class B certificates with a yield of 13.27%.
(c)	Includes $1.9 billion of government-sponsored and guaranteed debt and $8.9 billion of sovereign government-sponsored and guaranteed debt.

We also have equity investments categorized as other assets (bracketed amounts indicate carrying values at Dec. 31, 2009). Included in other assets are joint ventures and other equity investments ($1.6 billion), seed capital ($241 million), Federal Reserve Bank stock ($397 million), private equity investments ($187 million), and tax advantaged low-income housing investments ($418 million). For additional information on the fair value of our private equity investments and seed capital, see Note 8 of the Notes to Consolidated Financial Statements.

Our equity investment in Wing Hang Bank Limited (“Wing Hang”) had a fair value of $559 million (book value of $316 million) at Dec. 31, 2009. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. We received dividends from Wing Hang of $2 million, $26 million and $17 million in 2009, 2008 and 2007, respectively.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $187 million at Dec. 31, 2009, down $22 million from $209

BNY Mellon     49

Results of Operations (continued)

million at Dec. 31, 2008. At Dec. 31, 2009, private equity investments consisted of investments in private equity funds of $170 million, direct equity of $12 million, and leveraged bond funds of $5 million. Fair values for private equity funds are generally based upon information provided by fund sponsors and our knowledge of the underlying portfolio; while mezzanine financing and direct equity investments are based upon BNY Mellon models. In 2009, we had an average invested balance of $198 million in private equity. Investment losses net of interest and dividend income were $18 million in 2009.

At Dec. 31, 2009, we had $53 million of unfunded investment commitments to private equity funds. The timing of future cash requirements to fund such commitments is generally dependent on the investment cycle. This cycle, the period over which privately-held companies are funded by private equity investors and ultimately sold, merged, or taken public through an initial public offering, can vary based on overall market conditions as well as the nature and type of industry in which the companies operate. If unused, the commitments expire between 2010 and 2013.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

Loans

Total exposure – consolidated	Dec. 31, 2009			Dec. 31, 2008
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$9.0	$18.5	$27.5	$11.0	$23.2	$34.2
Commercial	3.0	22.5	25.5	6.3	24.9	31.2
Subtotal institutional	12.0	41.0	53.0	17.3	48.1	65.4
Wealth management loans and mortgages	6.2	1.8	8.0	5.3	2.3	7.6
Commercial real estate	2.0	1.7	3.7	3.1	1.9	5.0
Lease financing	3.5	0.1	3.6	4.0	0.1	4.1
Other residential mortgages	2.2	-	2.2	2.5	0.1	2.6
Overdrafts	6.1	-	6.1	7.0	-	7.0
Other	-	-	-	0.2	0.1	0.3
Subtotal non-margin loans	32.0	44.6	76.6	39.4	52.6	92.0
Margin loans	4.7	-	4.7	4.0	-	4.0
Total	$36.7	$44.6	$81.3	$43.4	$52.6	$96.0

At Dec. 31, 2009, total exposures were $81.3 billion, a reduction of $14.7 billion compared with Dec. 31, 2008, reflecting our credit strategy to reduce targeted risk exposure and the reclassification of $1.9 billion of MUNB exposure to discontinued operations.

In 2008, we implemented an institutional credit strategy to reduce targeted credit exposure by $14 billion. In 2009, we achieved the targeted exposure reduction.

We will continue to reduce risk within our loan portfolio by:

•	Focusing on investment grade names to support cross selling.
•	Avoiding single name/industry concentrations, using credit default swaps as appropriate.
•	Exiting high-risk portfolios.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios make up 65% of our total lending exposure.

50     BNY Mellon

Results of Operations (continued)

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2009					Dec. 31, 2008
	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Insurance	$0.4	$6.0	$6.4	88%	43%	$0.6	$6.4	$7.0
Banks	3.3	2.9	6.2	64	89	3.5	2.4	5.9
Securities industry	3.6	2.1	5.7	91	92	4.0	2.9	6.9
Asset managers	1.0	2.8	3.8	95	85	0.8	5.5	6.3
Government	0.1	2.9	3.0	98	41	1.4	3.0	4.4
Other	0.6	1.8	2.4	86	38	0.7	3.0	3.7
Total	$9.0	$18.5	$27.5	85%	69%	$11.0	$23.2	$34.2

The financial institutions portfolio exposure was $27.5 billion at Dec. 31, 2009, compared to $34.2 billion at Dec. 31, 2008. The change from Dec. 31, 2008 reflects lower exposure in nearly every category. Exposures to financial institutions are high quality with 85% meeting the investment grade equivalent criteria of our rating system at Dec. 31, 2009. These exposures are generally short-term, with 69% expiring within one year, and are frequently secured by securities that we may hold in custody on behalf of those financial institutions. For example, securities industry and asset managers often borrow against marketable securities held in custody.

As a conservative measure, our internal credit rating classification for international counterparties caps the rating based upon the sovereign rating of the country where the counterparty resides regardless of the credit rating of the counterparty or the underlying collateral.

Our exposure to banks is predominately to investment grade counterparties in developed countries. Non-investment grade bank exposures are short term in nature supporting our global trade finance and U.S. dollar clearing businesses in developing countries.

The asset manager portfolio exposures are high quality with 95% meeting our investment grade equivalent ratings criteria at Dec. 31, 2009. These exposures are generally short-term liquidity facilities with the vast majority to regulated mutual funds.

Commercial

The diversity of the commercial portfolio is shown in the following table.

Commercial portfolio exposure	Dec. 31, 2009					Dec. 31, 2008
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Services and other	$1.0	$7.7	$8.7	82%	38%	$2.0	$8.6	$10.6
Manufacturing	0.9	6.4	7.3	82	19	1.5	7.9	9.4
Energy and utilities	0.6	6.3	6.9	85	17	1.7	6.1	7.8
Media and telecom	0.5	2.1	2.6	57	23	1.1	2.3	3.4
Total	$3.0	$22.5	$25.5	80%	25%	$6.3	$24.9	$31.2

The commercial portfolio exposure decreased to $25.5 billion at Dec. 31, 2009, from $31.2 billion at Dec. 31, 2008, reflecting decreased exposures across all exposure categories. Our goal is to continue to migrate towards a predominantly investment grade portfolio.

We continue to actively monitor automotive industry exposure given ongoing weakness in the domestic automotive industry. At Dec. 31, 2009, total exposures in our automotive portfolio included $109 million of secured exposure to one of the big three U.S. automotive manufacturers. This exposure was reduced 51% in 2009, reflecting paydowns. We also

BNY Mellon     51

Results of Operations (continued)

had $81 million of exposure to four automotive suppliers at Dec. 31, 2009. This exposure has decreased 52% from Dec. 31, 2008, as a result of paydowns and loan sales.

The table below summarizes the percent of the financial institutions and commercial exposures that are investment grade for the previous three years.

Percent of the portfolios	Dec. 31,	Dec. 31,	Dec. 31,
that are investment grade	2009	2008	2007
Financial institutions	85%	90%	88%
Commercial	80%	80%	82%

Wealth management loans and mortgages

Wealth Management loans and mortgages are primarily composed of loans to high-net-worth individuals, which are secured by residential property and marketable securities. Wealth management mortgages are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 64% at origination. Less than 1% of the mortgages in the wealth management portfolio were past due at Dec. 31, 2009. The increase in total wealth management loans and mortgages in 2009 primarily relates to increased mortgage activity.

At Dec. 31, 2009, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York – 22%; Massachusetts –17%; California – 17%; Florida – 9%; and other – 35%.

Commercial real estate

Real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities include both construction facilities and medium-term loans. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flow, and supported by appraisals and a knowledge of local market conditions. Development loans are structured with moderate leverage, and in most instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $3.7 billion at Dec. 31, 2009 compared with $5.0 billion at Dec. 31, 2008. This reduction primarily reflects the reclassification of the commercial real estate portfolio at MUNB to discontinued operations. At Dec. 31, 2009, approximately 73% of our commercial real estate portfolio is secured. The secured portfolio is diverse by project type with approximately 53% secured by residential buildings, approximately 28% secured by office buildings, approximately 8% secured by retail properties, and approximately 11% secured by other categories. Approximately 94% of the unsecured portfolio is allocated to investment grade real estate investment trusts (“REITs”) under revolving credit agreements.

At Dec. 31, 2009, our commercial real estate portfolio is comprised of the following geographic concentrations: New York metro – 51%; investment grade REITs – 28%; and other – 21%.

Lease financings

The leasing portfolio consisted of non-airline exposures of $3.4 billion and $228 million of airline exposures at Dec. 31, 2009. We reduced airline exposure by 5% in 2009. Approximately 90% of the non-airline exposure is investment grade. At Dec. 31, 2009, we carried no automotive exposure in our leasing portfolio.

At Dec. 31, 2009, our $228 million of exposure to the airline industry consisted of a $15 million real estate lease exposure, as well as the airline-leasing portfolio which included $77 million to major U.S. carriers, $121 million to foreign airlines and $15 million to U.S. regionals.

The airline industry continued to face difficult operating conditions in 2009. A weak economic outlook for 2010 continues to have a dampening effect on aircraft values in the secondary market. Because of these factors, we continue to maintain a sizable allowance for loan losses against these exposures and to closely monitor the portfolio.

At Dec. 31, 2009, the non-airline portion of the leasing portfolio consisted of $3.4 billion of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and European countries. Excluding airline leasing, counterparty rating equivalents at Dec. 31, 2009, were as follows:

•	14% of the counterparties are AA or better;
•	37% are A;
•	46% are BBB; and
•	3% are non-investment grade

52     BNY Mellon

Results of Operations (continued)

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $2.2 billion at Dec. 31, 2009. Included in this portfolio is approximately $1.0 billion of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2009, the prime and Alt-A mortgage loans in this portfolio had a weighted-average original loan-to-value ratio of 75% and approximately 23% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, the tri-state area (New York, New Jersey and Connecticut) and Maryland.

To determine the projected loss on the prime and Alt-A mortgage portfolio, we calculate the total estimated defaults of these mortgages and multiply that amount by an estimate of realizable value upon sale in the marketplace (severity).

At Dec. 31, 2009, we had less than $15 million in subprime mortgages included in the total residential mortgage portfolio. The subprime loans were issued to support our Community Reinvestment Act requirements.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Loans by product

The following table shows trends in the loans outstanding at year-end on a continuing operations basis over the last five years based on a product analysis.

Loans by product - at year end
(in millions)	2009	2008	2007	2006 (a)	2005 (a)
Domestic:
Commercial and industrial loans	$3,280	$6,537	$6,553	$4,814	$3,676
Real estate loans:
Construction and land development	533	812	772	284	324
Other, principally commercial mortgages	721	1,197	1,789	422	554
Collateralized by residential properties	5,567	5,489	4,806	3,815	2,710
Banks and other financial institutions	1,517	3,376	3,737	2,494	2,266
Loans for purchasing or carrying securities	3,826	4,099	6,208	7,114	4,935
Lease financings	2,450	2,754	3,206	3,032	3,262
Less: Unearned income on lease financings	(754)	(902)	(1,174)	(832)	(938)
Wealth loans	3,354	1,866	1,857	266	378
Margin loans	4,657	3,977	5,210	5,167	6,089
Other (primarily overdrafts)	3,780	4,152	3,314	1,336	946
Total domestic	28,931	33,357	36,278	27,912	24,202
Foreign:
Commercial and industrial loans	517	668	913	1,111	1,184
Banks and other financial institutions	4,947	4,714	8,940	5,350	4,196
Lease financings	3,344	4,088	5,811	5,802	5,816
Less: Unearned income on lease financings	(1,528)	(1,934)	(2,876)	(2,504)	(2,615)
Government and official institutions	64	1,437	312	9	101
Other (primarily overdrafts)	414	1,064	1,553	113	43
Total foreign	7,758	10,037	14,653	9,881	8,725
Less: Allowance for loan losses	(503)	(415)	(327)	(287)	(326)
Net loans	$36,186	$42,979	$50,604	$37,506	$32,601
(a)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.

BNY Mellon     53

Results of Operations (continued)

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance. Excluding lease financings, these activities resulted in outstanding international loans of $5.9 billion and $7.9 billion as of Dec. 31, 2009 and 2008, respectively. This decrease primarily resulted from a decrease in loans to foreign governments and lower overdrafts.

At Dec. 31, 2009, our emerging markets exposures, which are primarily included in foreign loans in the table above, totaled approximately $7.9 billion. These exposures consisted primarily of short-term loans, and a $316 million investment in Wing Hang, which is located in Hong Kong. This compares with emerging market exposure of $7.3 billion in 2008, including an investment of $279 million in Wing Hang.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2009.

Maturity of loan portfolio (a) (in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Real estate, excluding loans collateralized by 1-4 family residential properties	$377	$534		$343		$1,254
Commercial and industrial loans	804	2,464		12		3,280
Loans for purchasing or carrying securities	3,670	156		-		3,826
Margin loans	4,657	-		-		4,657
Other, excluding loans to individuals and those collateralized by 1-4 family residential properties	4,521	707		69		5,297
Subtotal	14,029	3,861		424		18,314
Foreign	5,406	534		-		5,940
Total	$19,435	$4,395	(b)	$424	(b)	$24,254
(a)	Excludes loans collateralized by residential properties, lease financings and wealth loans.
(b)	Variable rate loans due after one year totaled $4.757 billion and fixed rate loans totaled $62 million.

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

We have implemented a credit strategy to reduce exposures that no longer meet risk/return criteria, including an assessment of overall relationship profitability. In addition, we make use of credit derivatives and other risk mitigants as economic hedges of portions of the credit risk in our portfolio. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties.

54     BNY Mellon

Results of Operations (continued)

Activity in allowance for credit losses

The following table details changes in our allowance for credit losses for the last five years:

Allowance for credit losses activity (in millions)	2009	2008	2007 (a)	2006 (a)	2005 (a)
Margin loans	$4,657	$3,977	$5,210	$5,167	$6,089
Non-margin loans	32,032	39,417	45,721	32,626	26,838
Total loans at Dec. 31,	36,689	43,394	50,931	37,793	32,927
Average loans outstanding	36,424	48,132	41,515	33,612	32,069
Allowance for credit losses:
Balance, Jan. 1,
Domestic	$461	$354	$328	$363	$481
Foreign	6	24	7	11	27
Unallocated	62	116	102	96	119
Total	529	494	437	470	627
Charge-offs:
Commercial	(124)	(30)	(22)	(27)	(144)
Commercial real estate	(31)	(15)	-	-	-
Other residential mortgage	(60)	(20)	-	-	-
Foreign	-	(17)	(19)	(2)	(10)
Wealth management	(1)	(1)	-	-	-
Leasing	-	-	(36)	-	-
Other	-	-	(1)	-	-
Total charge-offs	(216)	(83)	(78)	(29)	(154)
Recoveries:
Commercial	-	2	1	3	1
Foreign	-	4	1	7	3
Leasing	1	3	13	4	-
Other	1	1	-	2	-
Total recoveries	2	10	15	16	4
Net charge-offs	(214)	(73)	(63)	(13)	(150)
Provision for credit losses	332	104	(11)	(20)	(7)
Transferred to discontinued operations	(19)	27	1	-	-
Acquisitions/dispositions and other	-	(23)	130	-	-
Balance, Dec. 31,
Domestic	598	461	354	328	363
Foreign	4	6	24	7	11
Unallocated	26	62	116	102	96
Total allowance, Dec. 31, (b)	$628	$529	$494	$437	$470
Allowance for loan losses	$503	$415	$327	$287	$326
Allowance for lending related commitments	125	114	167	150	144
Net charge-offs to average loans outstanding	0.59%	0.15%	0.15%	0.04%	0.47%
Net charge-offs to total allowance for credit losses	34.08	13.80	12.75	2.97	31.91
Allowance for loan losses as a percent of total loans	1.37	0.96	0.64	0.76	0.99
Allowance for loan losses as a percent of non-margin loans	1.57	1.05	0.72	0.88	1.21
Total allowance for credit losses as a percent of total loans	1.71	1.22	0.97	1.16	1.43
Total allowance for credit losses as a percent of non-margin loans	1.96	1.34	1.08	1.34	1.75
(a)	Charge-offs, recoveries and the provision for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc. These categories for 2006 and 2005 reflect legacy The Bank of New York Company, Inc.
(b)	The allowance for credit losses at Dec. 31, 2009 excludes discontinued operations. The allowance for credit losses includes discontinued operations of $35 million at Dec. 31, 2008 and $17 million at Dec. 31, 2007.

BNY Mellon     55

Results of Operations (continued)

Net charge-offs were $214 million in 2009, $73 million in 2008 and $63 million in 2007. Net charge-offs in 2009 included $71 million related to print and broadcast media, $60 million of residential mortgages primarily located in California, New York, New Jersey and Florida, $31 million related to commercial real estate exposure in Florida and New York, $38 million to finance and leasing companies and $8 million to an auto parts manufacturer. Net charge-offs in 2008 included $20 million of residential mortgages, $15 million related to commercial real estate exposure, $17 million related to foreign SIV exposures, $13 million to a newspaper publisher and $7 million to a retail trade customer.

The provision for credit losses was $332 million in 2009 compared with $104 million in 2008 and a credit of $11 million in 2007. The increase in the provision in 2009 compared with 2008 primarily reflects downgrades in the insurance, media and residential mortgage portfolios. We expect the provision to decline in 2010.

The total allowance for credit losses was $628 million and $529 million at year-end 2009 and 2008, respectively. The increase in the allowance for credit losses resulted from a provision for credit losses of $332 million, partially offset by net charge-offs of $214 million. The ratio of the total allowance for credit losses to year-end non-margin loans was 1.96% and 1.34% at Dec. 31, 2009 and 2008, respectively. The ratio of the allowance for loan losses to year-end non-margin loans was 1.57% and 1.05% at Dec. 31, 2009 and 2008, respectively. The growth in these ratios reflects additions to the allowance for credit losses resulting from higher risk-rated loans and mortgages, and an increase in nonperforming loans.

We had $4.7 billion of secured margin loans on our balance sheet at Dec. 31, 2009 compared with $4.0 billion at Dec. 31, 2008. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses to non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

In 2009, the methodology used to determine the allowance for credit losses was revised. The determination of the reserve for higher risk rated credits and pass-rated credits was combined and is based on our expected loss model. This methodology change increased the reserve requirement approximately $10 million.

The allowance for loan losses and the allowance for unfunded commitments consist of three elements:

•	an allowance for impaired credits (nonaccrual loans over $1 million);
•	an allowance for higher risk rated credits and pass rated credits; and
•	an unallocated allowance based on general economic conditions and risk factors in our individual markets.

The first element, impaired credits, is based on individual analysis of all nonperforming loans over $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher-rated credits and pass rated credits, is based on our expected loss model. Borrowers are assigned to pools based on their credit ratings. The expected loss for each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk rated credits are reviewed quarterly. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. We also apply this technique to our leasing and wealth management portfolios.

The third element, the unallocated allowance, is based on management’s judgment regarding the following factors:

•	Economic conditions including duration of the current cycle;
•	Collateral values;
•	Specific credits and industry conditions;
•	Results of bank regulatory and internal credit exams;
•	Geopolitical issues and their impact on the economy; and
•	Volatility and model risk.

56     BNY Mellon

Results of Operations (continued)

Based on an evaluation of these three elements, including individual credits, historical credit losses, and global economic factors, we have allocated our allowance for credit losses on a continuing operations basis as follows:

Allocation of allowance	2009 (a)	2008 (a)	2007 (a)	2006 (b)	2005 (b)
Commercial	41%	47%	49%	64%	66%
Other residential mortgages	25	15	5	4	5
Financial institutions	13	10	8	3	3
Wealth management (c)	9	5	3	2	5
Commercial real estate	7	10	7	2	2
Foreign	1	1	5	2	2
Unallocated	4	12	23	23	17
Total	100%	100%	100%	100%	100%
(a)	Excludes discontinued operations. The allowance for credit losses includes discontinued operations in 2008 and 2007.
(b)	Reflects legacy The Bank of New York Company, Inc. only.
(c)	Includes the allowance for wealth management mortgages.

The allocation of allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss. The unallocated allowance reflects various factors in the current credit environment and is also available to, among other things, absorb further deterioration across all of our portfolios resulting from the current economic environment. The unallocated allowance for credit losses was 4% at Dec. 31, 2009, a decrease from 12% at Dec. 31, 2008.

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets at Dec. 31 (dollar in millions)	2009		2008		2007		2006 (a)	2005 (a)
Loans:
Other residential mortgages	$190		$97		$20		$2	$-
Financial institutions	172		41		24		-	-
Commercial	65		14		15		26	12
Commercial real estate	61		130		40		-	-
Wealth management	58		2		-		-	-
Foreign	-		-		87		9	13
Other	-		-		-		-	1
Total nonperforming loans	546		284		186		37	26
Other assets owned	4		8		4		1	13
Total nonperforming assets	$550	(b)	$292	(b)	$190	(b)	$38	$39
Nonperforming assets ratio	1.5%		0.7%		0.4%		0.1%	0.1%
Allowance for loan losses/nonperforming loans	92.1		146.1		175.8		775.7	1,253.8
Allowance for loan losses/nonperforming assets	91.5		142.1		172.1		755.3	835.9
Total allowance for credit losses/nonperforming loans	115.0		186.3		265.6		1,181.1	1,807.7
Total allowance for credit losses/nonperforming assets	114.2		181.2		260.0		1,150.0	1,205.1
(a)	Reflects legacy The Bank of New York Company, Inc. only.
(b)	Nonperforming assets at Dec. 31, 2009 exclude discontinued operations. Nonperforming assets at Dec. 31, 2008 and Dec. 31, 2007 include discontinued operations of $96 million and $18 million, respectively.

Nonperforming assets were $550 million at Dec. 31, 2009, an increase of $258 million compared with Dec. 31, 2008. The increase primarily resulted from $137 million in the insurance portfolio, $108 million in the media portfolio, $99 million in other residential mortgages, an increase of $62 million in loans to wealth management clients, $37 million to real estate investment companies, $27 million to mortgage companies and $21 million to a finance/leasing company. Partially offsetting this increase was $96 million that was transferred to discontinued operations, $95 million of charge-offs and $49 million of loan payments/sales.

BNY Mellon     57

Results of Operations (continued)

Nonperforming assets activity (in millions)	2009	2008
Balance at beginning of year	$292	$190
Additions	510	251
Charge-offs	(95)	(61)
Paydowns/sales	(49)	(91)
Transferred to discontinued operations	(96)	-
Other	(12)	3
Balance at end of year (a)	$550	$292
(a)	Nonperforming assets at Dec. 31, 2009 exclude discontinued operations. Nonperforming assets at Dec. 31, 2008 include discontinued operations of $96 million.

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans still accruing interest at year-end
(in millions)	2009		2008		2007		2006 (a)	2005 (a)
Domestic:
Consumer	$93		$27		$-		$9	$2
Commercial	338		315		343		7	7
Total domestic	431		342		343		16	9
Foreign	-		-		-		-	-
Total past due loans	$431	(b)	$342	(b)	$343	(b)	$16	$9
(a)	Reflects legacy The Bank of New York Company, Inc. only.
(b)	Past due loans at Dec. 31, 2009 exclude discontinued operations. There were no past due loans at Dec. 31, 2008 and 2007 included in discontinued operations.

Past due loans at Dec. 31, 2009 were primarily comprised of loans to an asset manager that has filed for bankruptcy. For additional information, see Note 26 of the Notes to Consolidated Financial Statements. These loans are well secured, largely by cash and high grade fixed income securities, and are in the process of collection. The remainder of past due loans at Dec. 31, 2009 include $93 million of other residential mortgages and $25 million of commercial real estate loans.

Deposits

Total deposits were $135.1 billion at Dec. 31, 2009, a decrease of 15% compared with $159.7 billion at Dec. 31, 2008. The decrease in deposits reflects the roll-off of client cash as the credit market eased throughout 2009 and deposits taken in during the credit crisis decreased to more normal levels.

Noninterest-bearing deposits were $33.5 billion at Dec. 31, 2009, compared with $55.8 billion at Dec. 31, 2008. Interest-bearing deposits were $101.6 billion at Dec. 31, 2009, compared with $103.9 billion at Dec. 31, 2008.

The aggregate amount of deposits by foreign customers in domestic offices was $11 billion and $16 billion at Dec. 31, 2009 and 2008, respectively.

Deposits in foreign offices totaled approximately $71 billion at both Dec. 31, 2009 and Dec. 31, 2008. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2009.

Domestic time deposits > $100,000 at Dec. 31, 2009
(in millions)	Certificates of deposits	Other time deposits	Total
3 months or less	$311	$27,102	$27,413
Between 3 and 6 months	427	-	427
Between 6 and 12 months	32	-	32
Over 12 months	68	-	68
Total	$838	$27,102	$27,940

Other borrowings

We fund ourselves primarily through deposits and other borrowings, which are comprised of federal funds purchased and securities sold under repurchase agreement, payables to customers and broker-dealers, other borrowed funds and long-term debt. Federal funds purchased and securities sold under repurchase agreements were $3.3 billion at Dec. 31, 2009, compared with $1.4 billion at Dec. 31, 2008. Payables to customers and broker-dealers were $10.7 billion at Dec. 31, 2009 and $9.3 billion at Dec. 31, 2008. The increase to payables to customers and broker-dealers was due to higher short selling activity and a general increase in cash held in customer accounts awaiting re-investment. Other borrowed funds were $477 million at Dec. 31, 2009, compared with $755 million at Dec. 31, 2008. Other borrowed funds consist primarily of extended federal funds purchased and amounts owed to the U.S. Treasury. At Dec. 31, 2009, we had $12 million of commercial paper compared with $138 million at Dec. 31, 2008.

At Dec. 31, 2008, we held $5.6 billion of borrowings related to the Federal Reserve’s Asset-Backed Commercial Paper Program that was implemented in 2008. These balances were repaid in early 2009.

See “Liquidity and dividends” below for a discussion of long-term debt.

58     BNY Mellon

Results of Operations (continued)

Information related to federal funds purchased and securities sold under repurchase agreements in 2009, 2008 and 2007 is presented in the table below.

Federal funds purchased and securities sold under repurchase agreements (a)
(dollar amounts in millions)	2009	2008	2007
Maximum month-end balance	$3,928	$11,788	$8,496
Average daily balance	2,695	4,624	2,555
Average rate during the year	-%	1.00%	4.33%
Balance at Dec. 31	$3,348	$1,372	$2,193
Average rate at Dec. 31	0.01%	0.14%	3.54%
(a)	Discontinued operations were excluded in 2009 and were included in 2008 and 2007.

Information related to other borrowed funds in 2009, 2008 and 2007 is presented in the table below.

Other borrowed funds (includes commercial paper)
(dollar amounts in millions)	2009	2008	2007
Maximum month-end balance	$3,409	$3,029	$5,919
Average daily balance	2,855	3,259	2,523
Average rate during the year	1.49%	2.77%	3.59%
Balance at Dec. 31	$489	$893	$5,919
Average rate at Dec. 31	1.36%	1.04%	3.07%

Information related to borrowings from Federal Reserve related to asset-backed commercial paper in 2009 and 2008 is presented in the table below.

Borrowings from Federal Reserve related to asset-backed commercial paper
(dollar amounts in millions)	2009	2008
Maximum month-end balance	$1,080	$10,865
Average daily balance	317	2,348
Average rate during the year	2.25%	2.25%
Balance at Dec. 31	$-	$5,591
Average rate at Dec. 31	-%	2.92%

Support agreements

In 2008, we voluntarily provided support to clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, as well as clients invested in funds within our securities lending business.

These support agreements are designed to enable these funds to continue to operate at a stable share price of $1.00. In 2009, we recorded a credit to support agreement charges of $15 million (pre-tax). This credit reflects a reduction in the support agreement reserve primarily due to improved pricing of Lehman securities, primarily offset by the final support agreement charge for four Dreyfus money market funds entered into in 2008. The agreements supporting the Dreyfus money market funds expired and were completed in 2009. At Dec. 31, 2009, the value of Lehman securities increased to 19.50% from 9.75% at Dec. 31, 2008.

At Dec. 31, 2009, our additional potential maximum exposure to support agreements was approximately $86.1 million, based on the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities ($49.6 million), as well as other client support agreements ($36.5 million).

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Company and its subsidiaries to access funding or convert assets to cash quickly and inexpensively, especially during periods of market stress. Appropriate consideration in managing the balance sheet is given to balancing the competing needs to maintain adequate levels of liquidity while maintaining profitability. Liquidity risk is the potential for loss resulting from an inability to satisfy contractual and contingent funding requirements, both on- and off-balance sheet, at an acceptable cost.

Our liquidity policy is based on several core principles. BNY Mellon seeks to maintain an adequate liquidity cushion in both normal and stressed environments and seeks to diversify funding sources by customer, market segment and maturity. Liquidity is managed on a subsidiary basis, a consolidated basis and at The Bank of New York Mellon Corporation parent company (“Parent”).

Primary uses of liquidity include withdrawals of customer deposits and client drawdowns on unfunded credit or liquidity facilities. We actively monitor unfunded loan commitments, thereby reducing unanticipated funding requirements.

At Dec. 31, 2009, we had approximately $60 billion of liquid funds and $11 billion of cash (including approximately $7 billion on deposit with the Federal Reserve and other central banks) for a total of approximately $71 billion of available funds. This compares with available funds of $105 billion at Dec. 31, 2008. Our liquid assets to total assets was 33% at Dec. 31, 2009 compared with 44% at Dec. 31,

BNY Mellon     59

Results of Operations (continued)

2008. The decrease from Dec. 31, 2008 primarily reflects lower cash balances, primarily deposits with the Federal Reserve and other central banks, resulting from the decline in noninterest-bearing deposits as the balance sheet returned to expected levels during 2009.

On an average basis for 2009 and 2008, non-core sources of funds such as money market rate accounts, certificates of deposit greater than $100,000, federal funds purchased and other borrowings were $25.1 billion and $23.8 billion, respectively. The increase primarily reflects a higher level of money market rate accounts, partially offset by lower levels of federal funds purchased and certificates of deposits greater than $100,000. Average foreign deposits, primarily from our European-based securities servicing business, were $72.6 billion in 2009 compared with $68.8 billion in 2008. The increase in foreign deposits primarily reflects greater liquidity from our corporate trust business. Domestic savings and other time deposits averaged $6.1 billion in 2009 compared with $7.2 billion in 2008. The 2008 average included the impact of a large government deposit.

Average payables to customers and broker-dealers were $5.3 billion in 2009 and $5.5 billion in 2008. Long-term debt averaged $16.9 billion in 2009 and $16.4 billion in 2008. The increase in long-term debt primarily reflects the issuance of senior debt, partially offset by maturities. Average noninterest-bearing deposits increased to $36.4 billion in 2009 from $33.7 billion in 2008, primarily reflecting a significant increase in customer deposits in late 2008 during the credit crisis.

The Parent has five major sources of liquidity:

•	cash on hand;
•	dividends from its subsidiaries;
•	access to the commercial paper market;
•	a revolving credit agreement with third party financial institutions; and
•	access to the long-term debt markets.

As a result of charges related to the restructuring of the securities portfolios, The Bank of New York Mellon and BNY Mellon, N.A. will require consent from our regulators prior to paying a dividend. Despite this limitation, management estimates that liquidity at the Parent will continue to be sufficient to meet BNY Mellon’s ongoing quarterly dividend requirement. Based on projections, we currently expect this restriction to be lifted in the fourth quarter of 2010. At Dec. 31, 2009, our other bank subsidiaries had the ability to pay dividends of approximately $136 million to the Parent without the need for a regulatory waiver. In addition, at Dec. 31, 2009, nonbank subsidiaries of the Parent had liquid assets of approximately $1.1 billion.

Any increase in BNY Mellon’s ongoing quarterly dividends would require consultation with the Federal Reserve.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in Note 22 of the Notes to Consolidated Financial Statements.

In 2009 and 2008, the Parent’s average commercial paper borrowings were $186 million and $34 million, respectively. The Parent had cash of $4.4 billion at Dec. 31, 2009, compared with $5.0 billion at Dec. 31, 2008. Commercial paper outstandings issued by the Parent were $12 million and $16 million at Dec. 31, 2009 and 2008, respectively. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2009 decreased by $596 million compared with Dec. 31, 2008. The decrease in cash held by the Parent reflected the repurchase of the preferred stock and warrant issued to the U.S. Treasury as part of the TARP Capital Purchase Program, primarily offset by common stock and debt offerings in 2009. The Parent’s liquidity target is to have sufficient cash on hand to meet its obligations over the next 18 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2009, the liquidity target was exceeded.

We currently have a $226 million credit agreement with 10 financial institutions that matures in October 2011. The fee on this facility depends on our credit rating and at Dec. 31, 2009 was 6 basis points. The credit agreement requires us to maintain:

•	shareholder’s equity of $5 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5;
•	a double leverage ratio less than 130%; and
•	adequate capitalization of all our banks for regulatory purposes.

We are currently in compliance with these covenants. There were no borrowings under this facility at Dec. 31, 2009.

We also have the ability to access the capital markets. In July 2007, we filed a shelf registration statement on

60     BNY Mellon

Results of Operations (continued)

Form S-3 with the Securities and Exchange Commission (“SEC”) covering the issuance of certain securities, including an unlimited amount of debt, common stock, preferred stock and trust preferred securities.

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which, as of Dec. 31, 2009, were as follows:

Debt ratings at Dec. 31, 2009	Moody’s	Standard & Poor’s	Fitch		DBRS
Parent:
Long-term senior debt	Aa2	AA-	AA-		AA (low)
Subordinated debt	Aa3	A+	A+		A (high)

The Bank of New York Mellon:
Long-term senior debt	Aaa	AA	AA-		AA
Long-term deposits	Aaa	AA	AA		AA

BNY Mellon, N.A.:
Long-term senior debt	Aaa	AA	AA-	(a)	AA
Long-term deposits	Aaa	AA	AA		AA

Outlook	Stable	Stable	Stable		Stable (long-term)
(a)	Represents senior debt issuer default rating.

In February 2010, the rating agencies referenced above affirmed the ratings included in the table above of BNY Mellon and its subsidiaries.

In January and February 2010, Fitch and Moody’s revised their global guidelines for rating hybrid securities. These revised guidelines impacted the ratings of hybrid securities of a significant number of U.S. financial institutions (primarily banks), monitored by these agencies. As a result of these changes, the ratings on BNY Mellon’s Trust Preferred securities were revised from A+ to A by Fitch and Aa3/A1 to A1/A3 by Moody’s. BNYMellon’s other ratings from Fitch and Moody’s were not impacted by these changes.

The Parent’s major uses of funds are payment of dividends, principal and interest on its borrowings, acquisitions, and additional investment in its subsidiaries.

In 2009, $1.225 billion of senior and subordinated long-term debt matured. The Parent has $1.85 billion of long-term debt that will mature in 2010. The Parent has the option to call $1.07 billion of subordinated debt in 2010, which it may call and refinance if market conditions are favorable.

We have $850 million of trust-preferred securities that are callable in 2010. These securities qualify as Tier 1 capital. We have not yet decided if we will call these securities. The decision to call will be based on interest rates, the availability of cash and capital, and regulatory conditions. See discussion of qualification of trust preferred securities as capital in Capital.

Long-term debt increased to $17.2 billion at Dec. 31, 2009 from $15.9 billion at Dec. 31, 2008 primarily due to the issuance of $3.4 billion of senior medium-term debt, summarized in the following table:

Debt issuances (in millions)	2009
Senior medium-term notes:
3-month LIBOR + 16 bps senior notes due 2012 (a)	$603
4.3% senior medium-term notes due 2014 (b)	1,000
5.45% senior medium-term notes due 2019 (b)	500
3.1% senior medium-term notes due 2015 (b)	750
4.6% senior medium-term notes due 2020 (b)	500
Total debt issuances	$3,353
(a)	Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program (“TLGP”). In 2009, the Parent issued the maximum amount of debt permissible for it under the TLGP.
(b)	These notes are not guaranteed under the FDIC’s TLGP.

In the second quarter of 2009, BNY Mellon issued 48.3 million common shares, at $28.75 per share, for a total of $1.4 billion.

In June 2009, we repurchased the 3 million shares of Series B preferred stock issued to the U.S. Treasury in October 2008 as part of TARP. We paid the U.S. Treasury $3.0 billion, which reflects the liquidation value of the preferred stock.

On Aug. 5, 2009, BNY Mellon repurchased, for $136 million, the warrant issued to the U.S. Treasury in connection with the TARP Capital Purchase Program.

The double leverage ratio is the ratio of investment in subsidiaries divided by our consolidated equity plus trust preferred securities. Our double leverage ratio at Dec. 31, 2009 and 2008 was 104.8%, and 98.34%, respectively. Our target double leverage ratio is a maximum of 120%. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

In 2009, BNY Mellon contributed $300 million to its primary U.S. pension plan.

Pershing LLC, an indirect subsidiary of BNY Mellon, has committed and uncommitted lines of credit in

BNY Mellon     61

Results of Operations (continued)

place for liquidity purposes which are guaranteed by the Parent. The committed line of credit of $905 million extended by 15 financial institutions matures in March 2010. We expect that this line of credit will be renewed. In 2009, the average borrowing against this line of credit was $178 million. Additionally, Pershing has another committed line of credit for $125 million extended by one financial institution that matures in September 2010. The average borrowing against this line of credit was $39 million during 2009.

Pershing LLC has four separate uncommitted lines of credit, amounting to $875 million in aggregate. In 2009, average daily borrowing under these lines was $187 million in aggregate.

The committed line of credit maintained by Pershing LLC requires the Parent to maintain:

•	shareholders equity of $5 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5; and
•	a double leverage ratio less than 130%.

We are currently in compliance with these covenants.

Pershing Limited, an indirect U.K.-based subsidiary of BNY Mellon, has committed and uncommitted lines in place for liquidity purposes, which are guaranteed by the Parent. The committed line of credit of $171 million extended by four financial institutions matures in March 2010. We expect this line to be renewed. In 2009, there were no borrowings against these lines of credit. Pershing Limited has three separate uncommitted lines of credit amounting to $250 million in aggregate. In 2009, average daily borrowing under these lines was $16 million in aggregate.

Statement of cash flows

Cash provided by operating activities was $3.8 billion in 2009, compared with $2.9 billion in 2008 and $4.0 billion in 2007. In 2009, earnings, excluding the non-cash impact of investment securities losses, depreciation and amortization and accruals and other balances, partially offset by deferred tax benefits and changes in trading activities were a significant source of funds. The cash flows from operations in 2008 were principally the result of earnings. The cash flows from operations in 2007 were principally the result of earnings and changes in trading activities.

In 2009, cash provided by investing activities was $23.1 billion compared to $56.0 billion used for investing activities in 2008 and $21.6 billion used for investing activities in 2007. In 2009, interest-bearing deposits with the Federal Reserve and other central banks was a significant source of funds, partially offset by purchases of securities available for sale. In 2008, interest-bearing deposits at the Federal Reserve and other central banks and interest-bearing deposits with banks were a significant use of funds, and federal funds sold and securities purchased under resale agreements and loans to customers were a significant source of funds. In 2007, cash was used to increase our investment in securities. Interest-bearing deposits, loans to customers and Federal funds sold and securities purchased under resale agreements were uses of funds in 2007.

In 2009, cash used for financing activities was $28.0 billion, compared to $51.8 billion provided by financing activities in 2008 and $21.5 billion provided by financing activities in 2007. In 2009, change in deposits, other borrowed funds and the repurchase of the Series B preferred stock and the warrant were significant uses of funds, partially offset by proceeds from the issuance of long term debt and common stock, and the change in federal funds purchased and securities sold under repurchase agreements. In 2008, deposits and other funds borrowed, partially offset by use of funds for the repayments of long-term debt and commercial paper were the primary source of funds. In 2007, sources of funds included deposits and the issuance of long-term debt.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors.

62     BNY Mellon

Results of Operations (continued)

Contractual obligations at Dec. 31, 2009		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$26,599	$26,599	$-	$-	$-
Term deposits	74,974	74,900	45	22	7
Federal funds purchased and securities sold under repurchase agreements	3,348	3,348	-	-	-
Payables to customers and broker-dealers	10,721	10,721	-	-	-
Other borrowed funds	489	489	-	-	-
Long-term debt (a)	24,592	2,573	6,066	4,719	11,234
Operating leases	2,775	347	610	494	1,324
Unfunded pension and post retirement benefits	382	39	81	75	187
Capital leases	47	31	16	-	-
Total contractual obligations	$143,927	$119,047	$6,818	$5,310	$12,752
(a)	Including interest.

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2009		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications	$247,560	$247,560	$-	$-	$-
Lending commitments	32,454	11,797	18,547	1,795	315
Standby letters of credit	11,359	7,423	3,686	250	-
Commercial letters of credit	789	789	-	-	-
Investment commitments (a)	207	3	25	3	176
Purchase obligations (b)	1,087	400	495	169	23
Support agreements	86	-	36	50	-
Total commitments	$293,542	$267,972	$22,789	$2,267	$514
(a)	Includes private equity, community reinvestment act, and other investment-related commitments.
(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

In addition to the amounts shown in the table above, at Dec. 31, 2009, $335 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $80 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Off-balance sheet arrangements

Off-balance sheet arrangements required to be discussed in this section are limited to guarantees, retained or contingent interests, support agreements,

certain derivative instruments related to our common stock, and obligations arising out of unconsolidated variable interest entities. For BNY Mellon, these items include certain credit guarantees and securitizations. Guarantees include: lending-related guarantees issued as part of our corporate banking business; securities lending indemnifications issued as part of our servicing and fiduciary businesses and support agreements issued to customers in our asset servicing and asset management businesses. See the Support agreements section and Note 26 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

BNY Mellon     63

Results of Operations (continued)

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	2009	2008
At period end:
Common shareholders’ equity to assets ratio	13.7%	10.6%
Total shareholders’ equity	$28,977	$28,050
Tangible common shareholders’ equity – Non-GAAP (a)	$9,540	$5,950
Book value per common share	$23.99	$22.00
Tangible book value per common share – Non-GAAP (a)	$7.90	$5.18
Closing common stock price per share	$27.97	$28.33
Market capitalization	$33,783	$32,536
Common shares outstanding	1,207,835	1,148,467

Full-year:
Average total shareholders’ equity to average assets	13.4%	13.7%
Cash dividends per common share	$0.51	$0.96
Dividend yield	1.8%	3.4%
(a)	See Supplemental information beginning on page 74 for a reconciliation of GAAP to non-GAAP.

The increase in total shareholders’ equity compared with Dec. 31, 2008 primarily resulted from an improvement in unrealized losses on the investment securities portfolio resulting from improved pricing in the fixed income market in 2009 and the restructuring of the securities portfolio. This improvement in OCI was offset by lower retained earnings resulting from the impairment charges recorded in 2009. Also impacting total shareholders’ equity was the common stock offering of 48.3 million shares ($1.4 billion) in 2009, which was more than offset by the repurchase of the Series B preferred stock and warrant issued to the U.S. Treasury in 2008. During 2009, retained earnings decreased $1.3 billion.

In 2009, we acquired Insight and a 20% minority interest in Siguler Guff. In connection with these transactions, BNY Mellon issued approximately 3 million common shares ($85 million).

In January 2010, we declared a quarterly common stock dividend of $0.09 per common share that was paid on Feb. 9, 2010, to shareholders of record as of the close of business on Feb. 1, 2010.

The Tier 1 capital ratio varies depending on the size of the balance sheet at quarter-end. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher.

Our Tier 1 capital ratio was 12.1% at Dec. 31, 2009, compared with 13.2% at Dec. 31, 2008. The decrease in the Tier 1 capital ratio compared with Dec. 31, 2008 primarily reflects the restructuring of the investment securities portfolio and the repurchase of Series B preferred stock issued as part of the TARP Capital Purchase Program (“CPP”), offset by the issuance of common shares in the second quarter of 2009. At Dec. 31, 2009, our total assets were $212.2 billion compared with $237.5 billion at Dec. 31, 2008. The decrease in assets had an immaterial impact on risk-weighted assets as the decrease was in lower risk-weighted government investments.

A billion dollar change in risk-weighted assets changes the Tier 1 ratio by approximately 11 basis points while a $100 million change in common equity changes the Tier 1 ratio by approximately 9 basis points.

Our tangible common equity to tangible assets ratio was 5.2% at Dec. 31, 2009, up from 3.8% at Dec. 31, 2008. The increase compared with the prior year primarily reflects the improvement in pricing in the fixed income market in 2009 and the $1.4 billion common stock offering in 2009. The unrealized net of tax loss on our available-for-sale securities portfolio recorded in other comprehensive income was $619 million at Dec. 31, 2009 compared with $4.0 billion at Dec. 31, 2008. The improvement reflects the restructuring of the investment securities portfolio and the improvements in the fixed income markets.

Troubled Asset Relief Program

In October 2008, the U.S. Government announced the Troubled Asset Relief Program Capital Purchase Program authorized under the Emergency Economic Stabilization Act. See Note 18 of the Notes to the Consolidated Financial Statements for a further discussion of the impact of TARP on BNY Mellon.

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

64     BNY Mellon

Results of Operations (continued)

As of Dec. 31, 2009 and 2008, the Parent and our bank subsidiaries were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets).

At Dec. 31, 2009, we had approximately $1.7 billion of trust preferred securities outstanding, net of issuance costs, all of which qualifies as Tier 1 capital.

The following tables present the components of our Tier 1 and Total risk-based capital and risk-weighted assets at Dec. 31, 2009 and 2008, as well as our consolidated capital ratios and capital ratios of our largest bank subsidiary, The Bank of New York Mellon.

Components of Tier 1 and total risk-based capital (a)	Dec. 31,
(in millions)	2009	2008
Tier 1 capital:
Common shareholders’ equity	$28,977	$25,264
Series B preferred stock	-	2,786
Trust-preferred securities	1,686	1,654
Adjustments for:
Goodwill and other intangibles (b)	(19,437)	(19,312)
Pensions	1,070	1,010
Securities valuation allowance	619	4,035
Merchant banking investment	(32)	(35)
Total Tier 1 capital	12,883	15,402
Tier 2 capital:
Qualifying unrealized gains on equity securities	3	-
Qualifying subordinate debt	3,429	3,823
Qualifying allowance for credit losses	665	529
Total Tier 2 capital	4,097	4,352
Total risk-based capital	$16,980	$19,754
(a)	On a regulatory basis and including discontinued operations.
(b)	Reduced by deferred tax liabilities of $2.4 billion at both Dec. 31, 2009 and Dec. 31, 2008 associated with non-tax deductible identifiable intangible assets and tax deductible goodwill.

Components of risk-weighted assets (a)	2009		2008
(in millions)	Balance sheet/ notional amount	Risk- weighted assets	Balance sheet/ notional amount	Risk- weighted assets
Assets:
Cash, due from banks and interest-bearing deposits in banks	$67,396	$11,923	$102,914	$8,728
Securities	56,049	17,633	39,435	18,217
Trading assets	6,001	-	11,102	-
Fed funds sold and securities purchased under resale agreements	3,535	17	2,000	8
Loans	36,689	25,746	43,394	30,253
Allowance for loan losses	(503)	-	(415)	-
Other assets	43,057	20,589	39,082	20,817
Total assets	$212,224	$75,908	$237,512	$78,023
Off-balance sheet exposure:
Commitments to extend credit	$33,598	$12,180	$39,441	$12,063
Securities lending	249,120	132	326,602	530
Standby letters of credit and other guarantees	14,426	11,886	16,515	13,121
Derivative instruments	1,314,246	4,552	1,137,453	10,448
Total off-balance sheet exposure	$1,611,390	$28,750	$1,520,011	$36,162
Market risk equivalent assets		1,670		2,528
Total risk-weighted assets		$106,328		$116,713
Average assets for leverage capital purposes		$196,857		$223,164
(a)	On a regulatory basis and including discontinued operations.

BNY Mellon     65

Results of Operations (continued)

Consolidated and largest bank subsidiary capital ratios	Well capitalized	Adequately capitalized	Dec. 31,
			2009	2008
Consolidated capital ratios:
Tier 1	6%	4%	12.1%	13.2%
Total capital	10	8	16.0	16.9
Leverage	5	3	6.5	6.9
Tier 1 common equity to risk-weighted assets ratio (a)			10.5	9.4
Tangible common shareholders’ equity to tangible assets ratio – Non-GAAP (a)			5.2%	3.8%
The Bank of New York Mellon capital ratios:
Tier 1	6%	4%	11.2%	11.2%
Total capital	10	8	15.0	14.7
Leverage	5	3	6.3	5.9
(a)	See Supplemental information beginning on page 74 for a calculation of this ratio.

If a bank holding company or bank fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed. At Dec. 31, 2009, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the well-capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2009 (in millions)	Consolidated	The Bank of New York Mellon
Tier I Capital	$6,503	$4,708
Total Capital	6,347	4,538
Leverage	3,041	2,069

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

In the United States, U.S. regulators are mandating the adoption of the New Accord for “core” banks. BNY Mellon and its depository institution subsidiaries are “core” banks. The only approach available to “core” banks is the Advanced Internal Ratings Based (“A-IRB”) approach for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk.

The U.S. Basel II final rule, published by the U.S. regulatory agencies, became effective on April 1,

2008. Under the final rule, 2009 was the first year for

a bank to begin its first of three transitional floor periods during which banks subject to the final rule calculate their capital requirements under both the old guidelines and new guidelines.

In the U.S., we will begin the parallel run of calculations under both the old and new guidelines in the second quarter of 2010. Beginning Jan. 1, 2008 we implemented the Basel II Standardized Approach in the United Kingdom, Belgium and Luxembourg. We maintain an active dialogue with U.S. and international regulatory jurisdictions to facilitate a smooth Basel II reporting process. We believe Basel II will not constrain our current business practices.

Stock repurchase programs

Share repurchases during fourth quarter 2009				Total shares repurchased as part of a publicly announced plan
(common shares in thousands)	Total shares repurchased		Average price per share
October 2009	8		$29.44	-
November 2009	7		27.27	-
December 2009	71		26.71	-
Fourth quarter 2009	86	(a)	$27.02	-
(a)	These shares were purchased at a purchase price of approximately $2 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock.

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. There were no shares repurchased under the Dec. 18, 2007 program in the fourth quarter of 2009. At Dec. 31, 2009, 33.8 million shares were available for repurchase under the December 2007 program. There is no expiration date on this repurchase program.

66     BNY Mellon

Results of Operations (continued)

In June 2009, we completed a public offering of 48.3 million shares of common stock at a weighted-average price of $28.75 per common share, for a total of $1.4 billion. In November 2009, we issued 2.0 million shares of common stock to HBOS Insurance & Investment Group Limited in connection with our acquisition of Insight that was exempt from registration under the Securities Act of 1933, pursuant to Section 4(2) thereof. Also in November 2009, we issued 1 million shares of common stock in connection with our acquisition of a 20% minority interest in Siguler Guff to Siguler Guff’s selling shareholders. This issuance was also exempt from registration under the Securities Act of 1933, pursuant to Section  4(2) thereof.

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

Risk management and oversight begins with the Board of Directors and two key Board committees: the Risk Committee and the Audit Committee.

The Risk Committee is comprised entirely of independent directors and meets on a regular basis to review and assess our risks, and to control processes with respect to such risks, and our risk management and fiduciary policies and activities. The delegation of policy formulation and day-to-day oversight is to our Chief Risk Officer, who, together with the Chief Auditor and Chief Compliance Officer, helps ensure an effective risk management structure. The functions of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Audit Committee is also comprised entirely of independent directors, all of whom have been determined by the Board to have banking and financial management expertise within the meaning of the FDIC rules and to be financially literate within the meaning of the NYSE listing standards as interpreted by the Board, and two of whom have been determined (based upon education and experience as a principal accounting or financial officer or public accountant, or experience actively supervising a principal accounting or financial officer or public accountant) to be audit committee financial experts as set out in the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to have accounting or related financial management expertise within the meaning of the NYSE listing standards as interpreted by the Board. The Audit Committee meets on a regular basis to perform, among other things, an oversight review of the integrity of our financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our independent registered public accountant and our internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Senior Risk Management Committee is the senior-most management body that approves BNY Mellon’s risk appetite and tolerances and sets strategic direction and policy and provides oversight for the risk management, compliance and ethics framework.

Our risk management framework is designed to:

•	Provide that risks are identified, monitored, reported, and priced properly;
•	Define and communicate the types and amount of risk to take;
•	Communicate to the appropriate management level, the type and amount of risk taken;
•	Maintain a risk management organization that is independent of the risk taking activities; and
•	Promote a strong risk management culture that encourages a focus on risk-adjusted performance.

BNY Mellon     67

Results of Operations (continued)

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

Market risk

Our market risk governance structure is comprised of senior executives who review market risk activities, risk measurement methodologies and risk limits, approve new products and provide direction for our market risk profile. The Head of Enterprise-wide market risk reports to the Chief Risk Officer. The Asset/Liability Management Committee, which is part of this structure, oversees the market risk management process for interest rate risk related to asset/liability management activities. Our market risk governance structure is supported by a comprehensive risk management process that is designed to help identify, measure, and manage market risk, as discussed under “Trading activities and risk management” and “Asset/liability management” below and in Note 27 of the Notes to Consolidated Financial Statements.

68     BNY Mellon

Results of Operations (continued)

Operational risk

Overview

In providing a comprehensive array of products and services, we are exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of the internal control system and compliance requirements, fraud by employees or persons outside BNY Mellon or business interruption due to system failures or other events. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation.

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

Global compliance

Our global compliance function provides leadership, guidance, and oversight to help business units identify applicable laws and regulations and implement effective measures to meet the specific requirements. Compliance takes a proactive approach by anticipating evolving regulatory standards and remaining aware of industry best practices, legislative initiatives, competitive issues, and public expectations and perceptions. The function uses its global reach to disseminate information about compliance-related matters throughout BNY Mellon. The Chief Compliance and Ethics Officer reports to the Chief Risk Officer, is a member of all critical committees of BNY Mellon and provides regular updates to the Audit Committee of the Board of Directors.

Internal audit

Our internal audit function reports directly to the Audit Committee of the Board of Directors. Internal audit utilizes a risk-based approach to its audit activity covering the risks in the operational, compliance, regulatory, technology, fraud, processing and other key risk areas of BNY Mellon. Internal Audit has unrestricted access to BNY Mellon and regularly participates in key committees of BNY Mellon.

Economic capital

BNY Mellon has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against unexpected economic losses over a one-year period at

BNY Mellon     69

Results of Operations (continued)

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

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers. The risk from these market-making activities and from our own positions is managed by our traders and limited in total exposure through a system of position limits, a value-at-risk (“VAR”) methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. See Note 27 of the Notes to Consolidated Financial Statements for additional information on the VAR methodology.

The following tables indicate the calculated VAR amounts for the trading portfolio for the years ended Dec. 31, 2009 and 2008.

VAR (a) (in millions)	2009
	Average	Minimum	Maximum	Dec. 31
Interest rate	$5.8	$2.8	$11.7	$6.9
Foreign exchange	2.4	0.8	5.6	1.0
Equity	2.7	1.3	8.1	1.6
Credit	2.9	0.7	7.5	0.7
Diversification	(6.1)	N/M	N/M	(2.1)
Overall portfolio	7.7	3.9	13.5	8.1

VAR (a) (in millions)	2008
	Average	Minimum	Maximum	Dec. 31
Interest rate	$6.6	$2.5	$14.6	$4.9
Foreign exchange	2.1	0.8	5.7	1.5
Equity	3.4	1.0	9.8	8.7
Credit	4.7	1.9	10.7	7.5
Diversification	(6.7)	N/M	N/M	(7.9)
Overall portfolio	10.1	4.6	18.9	14.7
(a)	VAR figures do not reflect the impact of the credit valuation adjustment guidance in ASC 820. This is consistent with the Regulatory treatment.
N/M	- Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

During 2009, interest rate risk generated 42% of average VAR, credit risk generated 21% of average VAR, equity risk generated 20% of average VAR, and foreign exchange risk accounted for 17% of average VAR. During 2009, our daily trading loss did not exceed our calculated VAR amount of the overall portfolio on any given day.

BNY Mellon monitors a volatility index of global currency using a basket of 30 major currencies. In 2009, the volatility of this index decreased from the abnormally high levels experienced in 2008.

The extraordinary financial environment and the consequent volatility experienced in the last half of 2008 and the first half of 2009 contributed to elevated trading earnings during those periods, evidenced by the number of days where revenue exceeded $5 million. As the global economy stabilized, volatility declined, and trading performance returned to a more normalized level.

The following table of total daily trading revenue or loss captures this performance and illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past year.

Distribution of trading revenues (losses) (a)
	Quarter ended
	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Revenue range
(in millions):	Number of days
Less than $(2.5)	1	1	2	-	1
$(2.5) - $0	-	1	2	5	5
$0 - $2.5	6	5	11	16	13
$2.5 - $5.0	14	21	23	24	22
More than $5.0	41	33	26	19	21
(a)	Distribution of trading revenues (losses) does not reflect the impact of the credit valuation adjustment guidance in ASC 820. This is consistent with the Regulatory treatment.

70     BNY Mellon

Results of Operations (continued)

Foreign exchange and other trading

Under our mark to market methodology for derivative contracts, an initial “risk-neutral” valuation is performed on each position assuming time-discounting based on a AA credit curve. In addition, we consider credit risk in arriving at the fair value of our derivatives.

As required by ASC 820 – Fair Value Measurements and Disclosures, in the first quarter of 2008 we began to reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions.

Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties. In addition, in cases where a counterparty is deemed impaired, further analyses are performed to value such positions.

At Dec. 31, 2009, our over-the-counter (“OTC”) derivative assets of $4.8 billion included a credit valuation adjustment (“CVA”) deduction of $114 million, including $61 million related to the declining credit quality of CDO counterparties. Our OTC derivative liabilities of $4.6 billion included $30 million of debit valuation adjustments (“DVA”) related to our own credit spread.

Adjustments to the CVA and DVA decreased foreign exchange and other trading activities revenue by $38 million in 2009. Adjustments to our own credit spread decreased foreign exchange and other trading activities revenue by $15 million in 2009.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure.

Foreign exchange and other trading- counterparty risk ratings profile (a)	Quarter ended
	Dec. 31, 2008	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
Ratings:
AAA to AA-	51%	52%	57%	58%	56%
A+ to A-	35	23	20	17	22
BBB+ to BBB-	7	17	14	16	15
Noninvestment grade (BB+ and lower)	7	8	9	9	7
Total	100%	100%	100%	100%	100%
(a)	Represents credit rating agency equivalent of internal credit ratings.

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

BNY Mellon     71

Results of Operations (continued)

pre-tax net interest revenue between the scenarios over a 12-month measurement period.

The following table shows net interest revenue sensitivity for BNY Mellon:

Estimated changes in net interest revenue	Dec. 31, 2009
(dollar amounts in millions)	$	%
up 200 bps vs. baseline	$318	10.9%
up 100 bps vs. baseline	259	8.8

The baseline scenario’s Fed Funds rate in the Dec. 31, 2009 analysis was 0.25%. The 100 basis point ramp scenario assumes short-term rates change 25 basis points in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter change. Both the up 200 basis point and the up 100 basis point Dec. 31, 2009 scenarios assume 10-year rates rising 196 and 96 basis points, respectively.

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

We also project future cash flows from our assets and liabilities over a long-term horizon and then discount these cash flows using instantaneous parallel shocks to interest rates. The aggregation of these discounted cash flows is the Economic Value of Equity (“EVE”). The following table shows how the EVE would change in response to changes in interest rates:

Estimated changes in EVE at Dec. 31, 2009
Rate change:
up 200 bps vs. baseline	(1.3)%
up 100 bps vs. baseline	(0.7)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

The asymmetrical accounting treatment of the impact of a change in interest rates on our balance sheet may create a situation in which an increase in interest rates can adversely affect reported equity and regulatory capital, even though economically there may be no impact on our economic capital position. For example, an increase in rates will result in a decline in the value of our fixed income investment portfolio, which will be reflected through a reduction in other comprehensive income in our shareholders’ equity, thereby affecting our tangible common equity (“TCE”) ratios. Under current accounting rules, to the extent the fair value option provided in ASC 825 is not applied, there is no corresponding change on our fixed liabilities, even though economically these liabilities are more valuable as rates rise.

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2009, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in the TCE ratio at Dec. 31, 2009
(in basis points)
up 200 bps vs. baseline	(91)
up 100 bps vs. baseline	(47)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2009, net investments in foreign operations totaled approximately $6.0 billion and were spread across 14 foreign currencies.

Business continuity

We are prepared for events that could damage our physical facilities, cause delay or disruptions to operational functions, including telecommunications networks, or impair our clients, vendors, and counterparties. Key elements of our business continuity strategies are extensive planning and

72     BNY Mellon

Results of Operations (continued)

testing, and diversity of business operations, data centers and telecommunications infrastructure.

We have established multiple geographically diverse locations for our funds transfer and broker-dealer services operational units, which provide redundant functionality to facilitate uninterrupted operations.

Our securities clearing, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, stock transfer, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 13,900 employees on a global basis of which over 7,700 are proprietary.

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

In 2003, the Federal Reserve, OCC and SEC jointly published the Interagency Paper, “Sound Practices to

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

We are committed to seeing that requirements for business continuity are met not just within our own facilities, but also within those of vendors and service providers whose operation is critical to our safety and soundness. To that end, we have a Service Provider Management Office whose function is to review new and existing service providers and vendors to see that they meet our standards for business continuity, as well as for information security, financial stability, and personnel practices, etc.

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

BNY Mellon     73

Supplemental Information (unaudited)

Explanation of Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures based upon tangible common shareholders’ equity. BNY Mellon believes that the ratio of tangible common shareholders’ equity to tangible assets is a measure of capital strength that adds additional useful information to investors supplementing the Tier 1 capital ratio which is utilized by regulatory authorities. Unlike the Tier 1 ratio, the tangible common shareholders’ equity ratio fully incorporates those changes in investment securities valuations which are reflected in shareholders’ equity. In addition, this ratio is expressed as a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements, although BNY Mellon in its calculation has excluded certain assets which are given a zero percent risk-weighting for regulatory purposes. This ratio is also informative to investors in BNY Mellon’s common stock because, unlike the Tier 1 capital ratio, it excludes preferred stock and trust preferred securities issued by BNY Mellon. Further, BNY Mellon believes that the return on tangible common equity measure, which excludes goodwill and intangible assets net of deferred tax liabilities, is a useful additional measure for investors because it presents a measure of BNY Mellon’s performance in reference to those assets which are productive in generating income.

BNY Mellon has provided a measure of tangible book value per share, which it believes provides additional useful information as to the level of such assets in relation to shares of common stock outstanding. BNY Mellon has presented revenue measures which exclude the effect of investment securities gains (losses) and SILO/LILO charges; expense measures which exclude restructuring charges, an FDIC special assessment, support agreement charges, asset-based taxes, M&I expenses and intangible amortization expense; and measures which utilize net income excluding tax items such as the benefit of tax settlements and discrete tax benefits related to a tax loss on mortgages. Return on equity measures and operating margin measures which exclude some or all of these items are also presented. BNY Mellon believes that these measures are useful to investors because they permit a focus on period to period comparisons which relate to the ability of BNY Mellon to enhance revenues and limit expenses in circumstances where such matters are within BNY Mellon’s control. The excluded items in general relate to situations where accounting rules require certain ongoing charges as a result of prior transactions, or where valuation or other accounting/regulatory requirements require charges unrelated to operational initiatives. M&I expenses relate to our Corporate Trust Acquisition in 2006 and to the merger with Mellon Financial Corporation in 2007. M&I expenses generally continue for approximately three years after the transaction and can vary on a year-to-year basis depending on the stage of the integration. BNY Mellon believes that the exclusion of M&I expenses provides investors with a focus on BNY Mellon’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased, typically after approximately three years. Future periods will not reflect such M&I expenses, and thus may be more easily compared to our current results if M&I expenses are excluded. With regard to the exclusion of investment securities gains (losses), BNY Mellon’s primary businesses are Asset and Wealth Management and Institutional Services. The management of these sectors is evaluated on the basis of the ability of these businesses to generate fee and net interest revenue and to control expenses, and not on the results of BNY Mellon’s investment securities portfolio. Management of the investment securities portfolio is a shared service contained in the Other segment. The primary objective of the investment securities portfolio is to generate net interest revenue from the liquidity generated by BNY Mellon’s processing businesses. BNY Mellon does not generally originate or trade the securities in the investment securities portfolio. As a result, BNY Mellon believes that presenting measures that exclude investment securities gains (losses) from its results, as a supplement to GAAP information, gives investors a clearer picture of the results of its primary businesses. The SILO/LILO charges relate to a one-time settlement with the IRS of tax structured lease transactions in 2008. BNY Mellon believes that excluding the SILO/LILO charges from net interest revenue provides investors with a clearer impact of the net interest margin generated on our interest-earning assets. Restructuring charges relate to migrating positions to global growth centers and the elimination of certain positions. Excluding the discrete tax benefits related to a tax loss on mortgages permits investors to calculate the tax impact of BNY Mellon’s primary businesses.

In this Annual Report, certain amounts are presented on an FTE basis. We believe that this presentation provides comparability of amounts arising from both taxable and tax-exempt sources, and is consistent with

74     BNY Mellon

Supplemental Information (unaudited) (continued)

industry practice. The adjustment to an FTE basis has no impact on net income.

Each of these measures as described above is used by management to monitor financial performance, both on a company-wide and on a business segment basis.

Return on common equity and tangible common equity
(dollars in millions)	2009	2008	2007 (a)	2006 (b)	2005 (b)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss	$(1,367)	$1,412	$2,219	$2,847	$1,571
Add: Intangible amortization	265	292	194	50	27
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding intangible amortization – Non-GAAP	(1,102)	1,704	2,413	2,897	1,598
Add: Investment securities (gains) losses	3,374	983	119	(1)	(15)
SILO/LILO/tax settlements	-	410	-	-	-
Support agreement charges	(9)	533	2	-	-
FDIC special assessment	36	-	-	-	-
M&I expenses	144	288	238	72	-
Restructuring charges	94	107	-	-	-
Discrete tax benefits and the benefit of tax settlements	(267)	-	-	-	-
Net income (loss) before extraordinary loss excluding investment securities (gains) losses, SILO/LILO/tax settlements, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements and intangible amortization – Non-GAAP	$2,270	$4,025	$2,772	$2,968	$1,583

Average common shareholders’ equity	$27,198	$28,212	$20,234	$10,333	$9,473
Less: Average goodwill	16,042	16,525	10,739	4,394	3,772
Average intangible assets	5,654	5,896	3,769	772	568
Add: Deferred tax liability – tax deductible goodwill	720	599	495	384	303
Deferred tax liability – non-tax deductible intangible assets	1,680	1,841	2,006	162	-
Average tangible common shareholders’ equity – Non-GAAP	$7,902	$8,231	$8,227	$5,713	$5,436

Return on common equity before extraordinary loss – GAAP	N/M	5.0%	11.0%	27.6%	16.6%
Return on common equity before extraordinary loss excluding investment securities (gains) losses, SILO/LILO/tax settlements, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements and intangible amortization – Non-GAAP	8.3%	14.3%	13.7%	28.7%	16.7%

Return on tangible common equity before extraordinary loss – Non-GAAP	N/M	20.7%	29.3%	50.7%	29.4%
Return on tangible common equity before extraordinary loss excluding investment securities (gains) losses, SILO/LILO/tax settlements, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges and discrete tax benefits and the benefit of tax settlements – Non-GAAP	28.7%	48.9%	33.7%	52.0%	29.1%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.

BNY Mellon     75

Supplemental Information (unaudited) (continued)

Reconciliation of income (loss) from continuing operations before income taxes – pre-tax operating margin
(dollars in millions)	2009	2008	2007 (a)	2006 (b)	2005 (b)
Income (loss) from continuing operations before income taxes – GAAP	$(2,208)	$1,946	$3,215	$2,183	$1,984
Add: Investment securities (gains) losses	5,369	1,628	201	(2)	(22)
SILO/LILO charges	-	489	-	-	-
Support agreement charges	(15)	894	3	-	-
FDIC special assessment	61	-	-	-	-
M&I expenses	233	483	404	106	-
Restructuring charges	150	181	-	-	-
Asset-based taxes	20	-	-	-	-
Intangible amortization	426	473	314	76	40
Income (loss) from continuing operations before income taxes excluding investment securities (gains) losses, SILO/LILO charges, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, asset-based taxes and intangible amortization – Non-GAAP	$4,036	$6,094	$4,137	$2,363	$2,002

Fee and other revenue – GAAP	$4,772	$10,714	$9,053	$5,339	$4,715
Net interest revenue – GAAP	$2,915	$2,859	$2,245	$1,499	$1,340
Total revenue – GAAP	7,687	13,573	11,298	6,838	6,055
Add: Investment securities (gains) losses	5,369	1,628	201	(2)	(22)
SILO/LILO charges	-	489	-	-	-
Total revenue excluding investment securities (gains) losses and SILO/LILO charges – Non-GAAP	$13,056	$15,690	$11,499	$6,836	$6,033

Pre-tax operating margin (c)	N/M	14%	28%	32%	33%
Pre-tax operating margin, excluding investment securities (gains) losses, SILO/LILO charges, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, asset-based taxes and intangible amortization – Non-GAAP (c)	31%	39%	36%	35%	33%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.
(c)	Income (loss) before taxes divided by total revenue.

Reconciliation of fee and other revenue as a percent of total revenue
(dollars in millions)	2009	2008	2007 (a)	2006 (b)	2005 (b)
Fee and other revenue – GAAP	$4,772	$10,714	$9,053	$5,339	$4,715
Less: Investment securities gains (losses)	(5,369)	(1,628)	(201)	2	22
Fee and other revenue excluding investment securities gains (losses) – Non-GAAP	10,141	12,342	9,254	5,337	4,693

Net interest revenue – GAAP	2,915	2,859	2,245	1,499	1,340
Add: SILO/LILO charges	-	489	-	-	-
Net interest revenue excluding SILO/LILO charges – Non-GAAP	2,915	3,348	2,245	1,499	1,340
Total revenue – GAAP	$7,687	$13,573	$11,298	$6,838	$6,055
Total revenue excluding investment securities gains (losses) and SILO/LILO charges – Non-GAAP	$13,056	$15,690	$11,499	$6,836	$6,033

Fee and other revenue as a percentage of total revenue	62%	79%	80%	78%	78%
Fee and other revenue as a percentage of total revenue excluding investment securities gains (losses) and SILO/LILO charges – Non-GAAP	78%	79%	80%	78%	78%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.

76     BNY Mellon

Supplemental Information (unaudited) (continued)

Equity to assets and book value per common share
(dollars in millions, except per share amounts and unless otherwise noted)	2009	2008	2007	2006 (a)	2005 (a)
Common shareholders’ equity at period end – GAAP	$28,977	$25,264	$29,403	$11,429	$9,876
Less: Goodwill	16,249	15,898	16,331	5,008	3,619
Intangible assets	5,588	5,856	6,402	1,453	811
Add: Deferred tax liability – tax deductible goodwill	720	599	495	384	303
Deferred tax liability – non-tax deductible intangible assets	1,680	1,841	2,006	162	-
Tangible common shareholders’ equity at period end – Non-GAAP	$9,540	$5,950	$9,171	$5,514	$5,749

Total assets at period end – GAAP	$212,224	$237,512	$197,656	$103,206	$102,118
Less: Goodwill	16,249	15,898	16,331	5,008	3,619
Intangible assets	5,588	5,856	6,402	1,453	811
Cash on deposit with the Federal Reserve and other central banks (b)	7,375	53,278	80	-	-
U.S. Government-backed commercial paper (b)	-	5,629	-	-	-
Tangible total assets at period end – Non-GAAP	$183,012	$156,851	$174,843	$96,745	$97,688

Common shareholders’ equity to assets – GAAP	13.7%	10.6%	14.9%	11.1%	9.7%
Tangible common shareholders’ equity to tangible assets – Non-GAAP	5.2%	3.8%	5.2%	5.7%	5.9%

Period end common shares outstanding (in thousands)	1,207,835	1,148,467	1,145,983	713,079	727,483

Book value per common share	$23.99	$22.00	$25.66	$16.03	$13.57
Tangible book value per common share – Non-GAAP	$7.90	$5.18	$8.00	$7.73	$7.90
(a)	The 2006 and 2005 share-related data includes legacy The Bank of New York Company, Inc. only and is presented in post merger share count terms.
(b)	Assigned a zero percent risk weighting by the regulators.

Calculation of the Tier 1 common equity to risk-weighted assets ratio (a)
(dollars in millions)	2009	2008	2007	2006 (b)	2005 (b)
Total Tier 1 capital	$12,883	$15,402	$11,259	$6,350	$6,643
Less: Trust preferred securities	1,686	1,654	2,030	1,150	1,150
Series B preferred stock	-	2,786	-	-	-
Total Tier 1 common equity	$11,197	$10,962	$9,229	$5,200	$5,493

Total risk-weighted assets	$106,328	$116,713	$120,866	$77,567	$79,282
Tier 1 common equity to risk-weighted assets ratio	10.5%	9.4%	7.6%	6.7%	6.9%
(a)	On a regulatory basis. Includes discontinued operations.
(b)	Results for 2006 and 2005 include legacy The Bank of New York Company, Inc. only.

BNY Mellon     77

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/Volume analysis (a)	2009 over (under) 2008			2008 over (under) 2007
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$295	$(1,365)	$(1,070)	$792	$(281)	$511
Interest-bearing deposits with the Federal Reserve and other central banks	29	(13)	16	-	27	27
Other short-term investments – U.S. government-backed commercial paper	(60)	(2)	(62)	-	71	71
Federal funds sold and securities under resale agreements	(55)	(63)	(118)	35	(175)	(140)
Margin loans	(31)	(83)	(114)	2	(151)	(149)
Non-margin loans:
Domestic offices:
Consumer	(32)	(13)	(45)	79	(40)	39
Commercial	(55)	260	205	110	(818)	(708)
Foreign offices	(89)	(224)	(313)	79	(209)	(130)
Total non-margin loans	(176)	23	(153)	268	(1,067)	(799)
Securities:
U.S. government obligations	44	(12)	32	12	(5)	7
U.S. government agency obligations	201	(88)	113	180	(70)	110
State and political subdivisions	(5)	(3)	(8)	25	3	28
Other securities:
Domestic offices	(132)	(285)	(417)	178	(54)	124
Foreign offices	111	(330)	(219)	44	56	100
Total other securities	(21)	(615)	(636)	222	2	224
Trading securities:
Domestic offices	8	(24)	(16)	23	(4)	19
Foreign offices	(2)	(2)	(4)	(33)	(13)	(46)
Total trading securities	6	(26)	(20)	(10)	(17)	(27)
Total securities	225	(744)	(519)	429	(87)	342
Total interest revenue	$227	$(2,247)	$(2,020)	$1,526	$(1,663)	$(137)
Interest expense
Interest-bearing deposits
Domestic offices:
Money market rate accounts	$34	$(150)	$(116)	$67	$(274)	$(207)
Savings	2	(9)	(7)	7	(11)	(4)
Certificates of deposits of $100,000 & over	(21)	(29)	(50)	(34)	(58)	(92)
Other time deposits	(22)	(79)	(101)	130	(65)	65
Total domestic	(7)	(267)	(274)	170	(408)	(238)
Foreign offices:
Banks	(69)	(102)	(171)	65	(239)	(174)
Government and official institutions	(7)	(17)	(24)	10	(30)	(20)
Other	204	(1,329)	(1,125)	460	(641)	(181)
Total foreign	128	(1,448)	(1,320)	535	(910)	(375)
Total interest-bearing deposits	121	(1,715)	(1,594)	705	(1,318)	(613)
Federal funds purchased and securities sold under repurchase agreements	(14)	(32)	(46)	55	(119)	(64)
Other borrowed funds:
Domestic offices	(2)	(22)	(24)	18	(33)	(15)
Foreign offices	(8)	(16)	(24)	5	9	14
Total other borrowed funds	(10)	(38)	(48)	23	(24)	(1)
Borrowings from Federal Reserve related to asset-backed commercial paper	(46)	-	(46)	-	53	53
Payables to customers and broker-dealers	(3)	(60)	(63)	12	(120)	(108)
Long-term debt	21	(297)	(276)	185	(212)	(27)
Total interest expense	$69	$(2,142)	$(2,073)	$980	$(1,740)	$(760)
Changes in net interest revenue	$158	$(105)	$53	$546	$77	$623
(a)	Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

78     BNY Mellon

Recent Accounting and Regulatory Developments

SFAS No. 166—Accounting for Transfers of Financial Assets

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets, an amendment to FASB Statement No. 140.” This statement removed (1) the concept of a qualifying special purpose entity (“QSPE”) from SFAS No. 140 (ASC 860—Transfers and Servicing) and (2) the exceptions from applying FASB Interpretatation No. (“FIN”) 46 (R) (ASC 810—Consolidation) to QSPEs. This statement amends SFAS No. 140 (ASC 860) to revise and clarify the derecognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This statement also requires additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. This statement was effective Jan. 1, 2010, at which time any QSPEs will be evaluated for consolidation in accordance with SFAS No. 167, which amends FIN 46 (R) (ASC 810). However, the amendments on how to account for transfers of financial assets will apply prospectively to transfers occurring on or after the effective date. Accordingly, the Grantor Trust into which we securitized certain of our investment securities will no longer qualify as a QSPE, resulting in approximately $0.7 billion being added to our securities portfolio.

SFAS No. 167—Amendments to FIN 46 (R) (ASC 810)

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46 (R).” This statement amends FIN 46 (R) (ASC 810) to require ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE. This statement also amends the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This statement also requires additional disclosures about an enterprise’s involvement in a VIE, including a requirement for sponsors of a VIE to disclose information even if they do not hold a significant variable interest in the VIE. This statement was effective Jan. 1, 2010 and is expected to primarily impact our asset management businesses.

The new statement does not change the economic risk related to these businesses and therefore, BNY Mellon’s computation of economic capital required by our businesses will not change.

On Jan. 27, 2010, the FASB approved an ASU “Amendments to Statement No. 167 for Certain Investment Funds” which defers the requirements of Statement No. 167 for asset managers’ interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies and for interests in money market funds. This amendment became effective Jan. 1, 2010.

The new statement will increase the size of our balance sheet by approximately $3.0 billion for the consolidation of certain asset management funds sponsored by BNY Mellon’s Alcentra subsidiary and certain seed capital investments. In addition, as noted in the preceding section, the Grantor Trust will lose its QSPE status and be consolidated.

In January 2010, the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation, and the Office of Thrift Supervision issued a final rule requiring banks to hold capital for assets consolidated under FAS No. 166 and FAS No. 167. The final rule allows for (1) opting for a two-quarter delay through June 30, 2010, of recognition of the effect on risk-weighted assets and allowance for loan losses includable in Tier 2 capital that results from implementation of FAS 167 and (2) a phase-in of those effects for the quarters ending Sept. 30, 2010 and Dec. 31, 2010. We currently expect that the implementation of FAS 167 will impact the March 31, 2010 Tier 1 capital ratio by approximately 25 basis points.

ASU 2010-6—Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This amends ASC 820 to clarify existing requirements regarding disclosures of inputs

BNY Mellon     79

Recent Accounting and Regulatory Developments (continued)

and valuation techniques and levels of disaggregation. This ASU also requires the following new disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales, issuances and settlements. This ASU is required in interim and annual financial statements and is effective March 31, 2010, except for the disclosures about Level 3 purchases, sales, issuances and settlements in the rollforward activity for fair value measurements, which will be effective March 31, 2011.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 to the Notes to Consolidated Financial Statements.

Regulatory developments

Proposed capital requirements

In September 2009, the U.S. Department of the Treasury issued a policy statement “Principles for Reforming the U.S. and International Regulatory Capital Framework for Banking Firms.” This statement sets forth core principles that the Treasury believes would shape a new international capital accord to better protect the safety and soundness of individual banking firms and the stability of the global financial system and economy. These core principles include: (a) capital requirements should be designed to protect the stability of the financial system, not just the solvency of individual banking firms; (b) capital requirements for all banks should be increased and those that could pose a threat to overall financial stability should be higher than others; (c) there should be a greater emphasis on higher quality forms of capital (common equity should constitute a “large majority” of a bank’s Tier 1 capital); (d) risk-based capital requirements should be a function of the relative risk; (e) the procyclicality of the regulatory capital and accounting regimes should be reduced (hold a larger buffer over banks’ minimum capital requirements during good times); (f) banks should be subject to a simple, non-risk-based leverage constraint; (g) banks should be subject to a conservative, explicit liquidity standard; and (h) stricter capital and liquidity requirements for the banking system should not be allowed to result in the re-emergence of an under-regulated non-bank financial sector that poses a threat to financial stability.

The U.S. Department of the Treasury issued this statement to facilitate the process of reaching a domestic and then international consensus on a new regulatory capital and liquidity regime for global banking firms. The Department of the Treasury seeks to reach a comprehensive international agreement on the new global framework by Dec. 31, 2010, with implementation of the reforms effective Dec. 31, 2012.

Basel Committee—Proposed capital and liquidity reforms

On Dec. 17, 2009, the Basel Committee issued two consultative documents proposing reforms to bank capital and liquidity regulation, which are intended to address lessons learned from the financial crisis that began in 2007. The document titled “Strengthening the Resilience of the Banking Sector”, which proposes reforms to bank capital, and the document titled “International Framework for Liquidity Risk Management, Standards and Monitoring” are discussed below.

The proposal included in the document titled “Strengthening the Resilience of the Banking Sector” would significantly revise the definitions of Tier 1 capital and Tier 2 capital, with the most significant changes being to Tier 1 capital. Among other things, the proposal would disqualify certain capital instruments—including U.S.-style trust preferred securities and other instruments that effectively pay cumulative distributions—from Tier 1 capital status.

The liquidity proposals included in the document titled “International Framework for Liquidity Risk Management, Standards and Monitoring”, would impose two measures of liquidity risk exposure, one based on a 30-day time horizon and the other addressing longer-term structural liquidity mismatches over a one-year time period.

IFRS

International Financial Reporting Standards (“IFRS”) are a set of standards and interpretations adopted by the International Accounting Standards Board. The SEC is currently considering a potential IFRS adoption process in the U.S., which would, in the near term, provide domestic issuers with an alternative

80     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

accounting method and ultimately could replace U.S. GAAP reporting requirements with IFRS reporting requirements. The intention of this adoption would be to provide the capital markets community with a single set of high-quality, globally accepted accounting standards. The adoption of IFRS for U.S. companies with global operations would allow for streamlined reporting, allow for easier access to foreign capital markets and investments, and facilitate cross-border acquisitions, ventures or spin-offs.

In November 2008, the SEC proposed a “roadmap” for phasing in mandatory IFRS filings by U.S. public companies beginning for years ending on or after Dec. 15, 2014. The roadmap is conditional on progress towards milestones that would demonstrate improvements in both the infrastructure of international standard setting and the preparation of the U.S. financial reporting community. The SEC will monitor progress of these milestones between now and 2011, when the SEC plans to consider requiring U.S. public companies to adopt IFRS. The comment period on this proposed roadmap ended on April 20, 2009.

While the SEC decides whether IFRS will be required to be used in the preparation of our consolidated financial statements, a number of countries have mandated the use of IFRS by BNY Mellon’s subsidiaries in their statutory reports. BNY Mellon’s operations in the Netherlands are required to prepare their statutory financial statements in accordance with IFRS. Other subsidiaries in Canada, Brazil and Japan will be required to use IFRS for statutory reporting. The use of IFRS is currently optional in the United Kingdom.

BNY Mellon     81

Selected Quarterly Data (unaudited)

	Quarter ended
(dollar amounts in millions, except per share amounts)	2009					2008
	Dec. 31	Sept. 30		June 30	March 31	Dec. 31		Sept. 30	June 30	March 31
Consolidated income statement
Total fee and other revenue	$2,595	$(2,216)		$2,257	$2,136	$1,817		$2,926	$2,989	$2,982
Net interest revenue	724	716		700	775	1,047		681	388	743
Total revenue	3,319	(1,500)		2,957	2,911	2,864		3,607	3,377	3,725
Provision for credit losses	65	147		61	59	54		23	13	14
Noninterest expense	2,582	2,318		2,383	2,280	2,859		3,319	2,743	2,602
Income (loss) from continuing operations before income taxes and extraordinary (loss)	672	(3,965)		513	572	(49)		265	621	1,109
Provision (benefit) for income taxes	(41)	(1,527)		12	161	(137)		(42)	312	358
Income (loss) from continuing operations	713	(2,438)		501	411	88		307	309	751
Income (loss) from discontinued operations, net of tax	(119)	(19)		(91)	(41)	4		-	6	4
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax	-	-		-	-	(26)		-	-	-
Net income (loss)	594	(2,457)		410	370	66		307	315	755
Net (income) loss attributable to noncontrolling interests, net of tax	(1)	(1)		2	(1)	(5)		(4)	(6)	(9)
Redemption charge and preferred dividends	-	-		(236)	(47)	(33)		-	-	-
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$593	$(2,458)		$176	$322	$28		$303	$309	$746
Basic earnings per share
Continuing operations	$0.59	$(2.04)		$0.23	$0.31	$0.04		$0.26	$0.26	$0.65
Discontinued operations	(0.10)	(0.02)		(0.08)	(0.04)	-		-	-	-
Extraordinary (loss)	-	-		-	-	(0.02)		-	-	-
Net income (loss) applicable to common stock	$0.49	$(2.05	) (a)	$0.15	$0.28 (a)	$0.02		$0.26	$0.27 (a)	$0.65
Diluted earnings per share
Continuing operations	$0.59	$(2.04)		$0.23	$0.31	$0.04		$0.26	$0.26	$0.64
Discontinued operations	(0.10)	(0.02)		(0.08)	(0.04)	-		-	-	-
Extraordinary (loss)	-	-		-	-	(0.02)		-	-	-
Net income (loss) applicable to common stock	$0.49	$(2.05	) (a)	$0.15	$0.28 (a)	$0.02		$0.26	$0.27 (a)	$0.65 (a)
Average balances
Interest-bearing deposits with banks	$55,467	$54,343		$56,917	$56,505	$78,680		$43,999	$43,361	$38,658
Securities (b)	55,573	53,889		51,903	43,465	40,057		42,864	44,384	47,531
Loans (b)	35,239	34,535		37,029	38,958	48,326		45,435	45,633	47,024
Total interest-earning assets (b)	164,075	155,159		157,265	167,427	181,639		142,062	142,032	142,863
Total assets	214,205	205,786		208,533	220,119	243,962		198,827	195,997	200,790
Deposits (b)	133,395	128,552		131,748	145,034	147,455		118,969	118,232	117,732
Long-term debt	17,863	17,393		16,793	15,493	15,467		15,993	16,841	17,125
Common shareholders’ equity	28,843	28,144		26,566	25,189	26,812		27,996	28,507	29,551
Net interest margin (FTE) (b)	1.77%	1.85%		1.80%	1.87%	2.32%		1.92%	1.11%	2.09%
Annualized return on common equity (b)	9.8%	N/M		4.0%	5.8%	0.8	% (c)	4.3%	4.3%	10.1%
Pre-tax operating margin (b)	20%	N/M		17%	20%	(2)%		7%	18%	30%
Common stock data (d)
Market price per share range:
High	$29.94	$31.57		$33.62	$29.28	$36.07		$43.00	$46.89	$49.40
Low	25.80	26.11		23.75	15.44	20.49		21.33	36.92	38.70
Average	27.38	28.70		28.41	24.72	28.80		35.62	42.71	45.32
Period end close	27.97	28.99		29.31	28.25	28.33		32.58	37.83	41.73
Dividends per common share	0.09	0.09		0.09	0.24	0.24		0.24	0.24	0.24
Market capitalization (e)	$33,783	$34,911		$35,255	$32,585	$32,536		$37,388	$43,356	$47,732
(a)	Amount does not foot due to rounding.
(b)	Continuing operations basis.
(c)	Calculated before extraordinary loss.
(d)	At Dec. 31, 2009, there were 27,727 shareholders registered with our stock transfer agent, compared with 29,428 at Dec. 31, 2008 and 28,904 at Dec. 31, 2007. In addition, there were approximately 41,106 of BNY Mellon’s current and former employees at Dec. 31, 2009, who participate in BNY Mellon’s 401(k) Retirement Savings Plans. All shares of BNY Mellon’s common stock held by the Plans for its participants are registered in the names of The Bank of New York Mellon Corporation and Fidelity Management Trust Company, as trustee.
(e)	At period end.

82     BNY Mellon

Forward-Looking Statements

Some statements in this document are forward-looking. These include all statements about the future results of BNY Mellon; projected business growth; statements with respect to the merger of The Bank of New York Company, Inc., and Mellon Financial with and into BNY Mellon; BNY Mellon’s plans, areas of focus and long-term financial goals; the effects of pending and proposed legislation and regulation, including the Federal Reserve and Financial Stability Boards’ proposals on compensation policies and the proposed Financial Crisis Responsibility Fee; the effects of our investment securities portfolio restructuring, including statements with respect to net interest revenue and consolidation of the Grantor Trust; our planned acquisition of GIS, including the timing of the transaction, our position in the market, the potential for synergies and any plans to raise equity in connection with the transaction; expectations with respect to reductions in our workforce; expectations with respect to our expenses; impact of U.S. tax law on income of certain foreign subsidiaries; the impact of changes in the value of market indices; expectations with respect to fees and assets, factors affecting the performance of our segments; statements on our targeted customers; descriptions of our critical accounting estimates, including management’s estimates of probable losses; management’s judgment in determining the size of unallocated allowances, the effect of credit ratings on allowances, estimates and cash flow models; judgments and analyses with respect to interest rate swaps, estimates of fair value, other-than-temporary impairment, goodwill and other intangibles; and long-term financial goals, objectives and strategies. In addition, these forward-looking statements relate to: the expected increase in the percentage of revenue and income from outside the U.S.; reasons why our businesses are compatible with our strategies and goals; growth in our segments and assets; globalization of the investment process; targeted capital ratios; the impact of the events in the global markets; deposit levels; expectations with respect to earnings per share; assumptions with respect to pension plans, including discount rates, costs, expected future returns, contributions and benefit payments; statements with respect to our intent to sell or hold securities; expectations with respect to our future exposure to private equity activities; statements on our fund commitments and institutional credit strategies; goals with respect to our commercial loan portfolio; descriptions of our allowance for credit losses and loan losses; statements with respect to the timing of current restrictions on dividends, our liquidity targets and ability to pay dividends; expectations with respect to capital, including anticipated repayment and call of outstanding debt and issuance of replacement securities; expectations with respect to our lines of credit; our goal of migrating to a predominantly investment grade credit portfolio; the effect of a change in risk-weighted assets or common equity on Tier 1 capital, the effect of a change in interest rates on our earnings and the effect of a change in the value of the S&P 500 Index; the impact of 2009 acquisitions on earnings per share; statements on our target double leverage ratios and our target Tier 1 capital ratio; expectations with respect to securities lending guarantees expiring without the need to advance cash; expectations with respect to the well capitalized status of BNY Mellon and its bank subsidiaries; the effects of the implementation of Basel II; compliance with the requirements of the Sound Practices Paper; descriptions of our risk management framework; qualifications of our economic capital; statements with respect to our risk management methodologies; descriptions of our earnings simulation models and assumptions; statements with respect to our disaster preparedness and our business continuity plans; additional consideration with respect to acquisitions; and effect of geopolitical factors and other external factors; timing and impact of adoption of recent accounting pronouncements; ability to realize benefit of deferred tax assets including carryovers; calculations of the fair value of our option grants; statements with respect to unrecognized compensation costs; our assessment of the adequacy of our accruals for tax liabilities; amount of dividends bank subsidiaries can pay without regulatory waiver; the expected outcome and impact of judgments and settlements, if any, arising from pending or potential legal or regulatory proceedings, and matters relating to the information returns and withholding tax.

In this report, any other report, any press release or any written or oral statement that BNY Mellon or its executives may make, words, such as “estimate,” “forecast,” “project,” “anticipate,” “confident,” “target,” “expect,” “intend,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends” and words of similar meaning, signify forward-looking statements.

Factors that could cause BNY Mellon’s results to differ materially from those described in the forward-looking statements, as well as other uncertainties affecting future results and the value of BNY Mellon’s stock and factors which represent risk associated with the business and operations of BNY Mellon, can be found in the “Risk Factors” section of BNY Mellon’s Annual Report on Form 10-K for the

BNY Mellon     83

Forward-Looking Statements (continued)

year ended Dec. 31, 2009, and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act.

Forward-looking statements, including discussions and projections of future results of operations and discussions of future plans contained in the MD&A, are based on management’s current expectations and assumptions that involve risk and uncertainties and that are subject to change based on various important factors (some of which are beyond BNY Mellon’s control), including adverse changes in market conditions, and the timing of such changes, and the actions that management could take in response to these changes. Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties and the risks and uncertainties described in the documents referred to in the preceding paragraph. The “Risk Factors” discussed in the Form 10-K could cause or contribute to such differences. Investors should consider all risks mentioned elsewhere in this document and in subsequent reports filed by BNY Mellon with the Commission pursuant to the Exchange Act, as well as other uncertainties affecting future results and the value of BNY Mellon’s stock.

All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events.

84     BNY Mellon

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

APAC—Asia-Pacific region.

Assets Under Custody And Administration (“AUC”)—Assets beneficially owned by our clients or customers which we hold in various capacities for which various services are provided such as; custody, accounting, administration valuations and performance measurement. These assets are not on our balance sheet.

ASC—Accounting Standards Codification.

Assets Under Management (“AUM”)—Assets beneficially owned by our clients or customers which we hold in various capacities that are either actively or passively managed. These assets are not on our balance sheet.

bp—basis point.

Collateral management—A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers. BNY Mellon acting as an independent collateral manager is positioned between the buyer and seller to provide a convenient, flexible, and efficient service to ensure proper collateralization throughout the term of the transaction. The service includes verification of securities eligibility and maintenance of margin requirements.

Collateralized Debt Obligations (“CDOs”)—A type of asset-backed security and structured credit product constructed from a portfolio of fixed-income assets. CDOs are divided into different tranches and losses are applied in reverse order of seniority.

Collateralized loan obligation (“CLO”)—A debt security backed by a pool of commercial loans.

Collective trust fund—An investment fund formed from the pooling of investments by investors.

Credit derivatives—Contractual agreements that provide insurance against a credit event of one or more referenced credits. The nature of the credit event is established by the buyer and seller at the inception of the transaction. Such events include bankruptcy, insolvency and failure to meet payment obligations when due. The buyer of the credit derivative pays a periodic fee in return for a contingent payment by the seller (insurer) following a credit event.

Credit risk—The risk of loss due to borrower or counterparty default.

Currency swaps—An agreement to exchange stipulated amounts of one currency for another currency.

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

Discontinued operations—The operating results of a component of an entity, as defined by ASC 205, that are removed from continuing operations when that component has been disposed of or it is management’s intention to sell the component.

Double leverage—The situation that exists when a holding company’s equity investments in wholly-owned subsidiaries (including goodwill and intangibles) exceed its equity capital. Double leverage is created when a bank holding company issues debt and downstreams the proceeds to a subsidiary as an equity investment.

BNY Mellon     85

Glossary (continued)

Economic Value of Equity (“EVE”)—An aggregation of discounted future cash flows of assets and liabilities over a long-term horizon.

EMEA—Europe, the Middle East and Africa.

Exchange traded fund—Each share of an exchange traded fund tracks a basket of stocks in some index or benchmark, providing investors with a vehicle that closely parallels the performance of these benchmarks while allowing for intraday trading.

FASB—Financial Accounting Standards Board.

FDIC—Federal Deposit Issuance Corporation.

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

Grantor Trust—A legal, passive entity through which pass-through securities are sold to investors.

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

Interest rate swaps—Contracts in which a series of interest rate flows in a single currency is exchanged over a prescribed period. Interest rate swaps are the most common type of derivative contract that we use in our asset/liability management activities. An example of a situation in which we would utilize an interest rate swap would be to convert our fixed-rate debt to a variable rate. By entering into a swap, the principal amount of a debt remains unchanged, but the interest stream changes.

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

86     BNY Mellon

Glossary (continued)

sublessee are usually secured by deposits, letters of credit, or marketable securities.

Leverage ratio—Tier 1 capital divided by leverage assets. Leverage assets are defined as quarterly average total assets, net of goodwill, intangibles and certain other items as required by the Federal Reserve.

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

Performance fees—Fees received by an investment advisor based upon the fund’s performance for the period relative to various predetermined benchmarks.

Prime securities—A classification of securities collateralized by loans to borrowers who have a high-value and/or a good credit history.

Private equity/venture capital—Investment in start-up companies or those in the early processes of developing products and services with perceived, long-term growth potential.

Pre-tax operating margin—Income before taxes for a period divided by total revenue for that period.

Projected Benefit Obligation (“PBO”)—The actuarial present value of all benefits accrued on employee service rendered prior to the calculation date, including allowance for future salary increases if the pension benefit is based on future compensation levels.

Qualified Special Purpose Entity (“QSPE”)—A special purpose entity whose activities are strictly limited to holding and servicing financial assets and meet the requirements set forth in ASC 860. A qualified special purpose entity is generally not required to be consolidated by any party.

Real Estate Investment Trust (“REIT”)— An investor-owned corporation, trust or association that sells shares to investors and invests in income-producing property.

Residential Mortgage-Backed Security (“RMBS”)—An asset-backed security whose cash flows are backed by principal and interest payments of a set of residential mortgage loans.

Restructuring charges—Typically result from the consolidation and/or relocation of operations. Restructuring charges may be incurred in connection with a business combination, a change in an enterprise’s strategic plan, or a managerial response to declines in demand.

Return on assets—Income divided by average assets.

Return on common equity—Income divided by average common shareholders’ equity.

BNY Mellon     87

Glossary (continued)

Return on tangible common equity—Income, excluding intangible amortization, divided by average tangible common shareholders’ equity.

Sale-In-Lease-Out (“SILO”) transaction—A transaction in which an entity sells its property to a corporation. The corporation simultaneously leases the property back to the entity for a shorter period of time. The SILO arrangement typically involves a service contract which guarantees a fixed return to the corporation.

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

Sub-custodian—A local provider (e.g., a bank) contracted to provide specific custodial related services in a selected country or geographic area. Services generally include holding foreign securities in safekeeping, facilitating settlements and reporting holdings to the custodian.

Subprime securities—A classification of securities collateralized by loans to borrowers who have a tarnished or limited credit history. Subprime securities carry increased credit risk and subsequently carry higher interest rates.

Tangible common shareholders’ equity to tangible assets ratio (“TCE”)—Common shareholders’ equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with tax deductible goodwill and non-tax deductible intangible assets divided by period-end total assets less goodwill, intangible assets, deposits with the Federal Reserve and other central banks, and U.S. government-backed commercial paper.

Tangible common shareholders’ equity—Common equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill.

Tier 1 and total capital—Includes common shareholders’ equity (excluding certain components of comprehensive income), Series B preferred stock, qualifying trust preferred securities, less goodwill and certain intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill and a deduction for certain non-financial equity investments and disallowed deferred tax assets. Total capital includes Tier 1 capital, qualifying unrealized equity securities gains, qualifying subordinated debt and the allowance for credit losses.

Tier 1 common equity to risk-weighted assets ratio—Tier 1 capital excluding trust preferred securities and preferred stock divided by risk-weighted assets.

Unfunded commitments—Legally binding agreements to provide a defined level of financing until a specified future date.

Value-at-Risk (“VAR”)—A measure of the dollar amount of potential loss at a specified confidence level from adverse market movements in an ordinary market environment.

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

88     BNY Mellon

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2009, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2009 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 90.

BNY Mellon     89

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (“BNY Mellon”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BNY Mellon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on BNY Mellon’s internal control over financial reporting based on our audit.

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

In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BNY Mellon as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 26, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York

February 26, 2010

90     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2009	2008		2007 (a)
Fee and other revenue
Securities servicing fees:
Asset servicing	$2,573	$3,370	(b)	$2,376	(b)
Issuer services	1,463	1,685		1,560
Clearing services	962	1,065	(c)	1,187	(c)
Total securities servicing fees	4,998	6,120		5,123
Asset and wealth management fees	2,639	3,218		2,153
Foreign exchange and other trading activities	1,036	1,462		786
Treasury services	519	514		346
Distribution and servicing	397	421		212
Financing-related fees	215	186		216
Investment income	226	207	(c)	207	(c)
Other	111	214	(c)	211	(c)
Total fee revenue	10,141	12,342		9,254
Net securities gains (losses) – including other-than-temporary impairment	(5,552)	(1,628)		(201)
Noncredit related losses on securities not expected to be sold (recognized in OCI)	183	-		-
Net securities gains (losses)	(5,369)	(1,628)		(201)
Total fee and other revenue	4,772	10,714		9,053
Net interest revenue
Interest revenue	3,507	5,524		5,670
Interest expense	592	2,665		3,425
Net interest revenue	2,915	2,859		2,245
Provision for credit losses	332	104		(11)
Net interest revenue after provision for credit losses	2,583	2,755		2,256
Noninterest expense
Staff	4,700	5,189	(d)	4,126	(d)
Professional, legal and other purchased services	1,017	1,021	(d)	760	(d)
Net occupancy	564	570		447
Distribution and servicing	426	517		268
Software	367	331		280
Sub-custodian and clearing	320	335	(b)	406	(b)
Furniture and equipment	309	323		266
Business development	214	278		189
Other	837	1,822	(e)	634
Subtotal	8,754	10,386		7,376
Amortization of intangible assets	426	473		314
Restructuring charges	150	181		-
Merger and integration expenses:
The Bank of New York Mellon Corporation	233	471		355
Acquired Corporate Trust Business	-	12		49
Total noninterest expense	9,563	11,523		8,094
Income
Income (loss) from continuing operations before income taxes	(2,208)	1,946		3,215
Provision (benefit) for income taxes	(1,395)	491		987
Income (loss) from continuing operations	(813)	1,455		2,228
Discontinued operations:
Income (loss) from discontinued operations	(421)	28		13
Provision (benefit) for income taxes	(151)	14		3
Income (loss) from discontinued operations, net of tax	(270)	14		10
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	-	(26)		(180)
Net income (loss)	(1,083)	1,443		2,058
Net (income) loss attributable to noncontrolling interests, net of tax	(1)	(24)		(19)
Redemption charge and preferred dividends	(283)	(33)		-
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$(1,367)	$1,386		$2,039

BNY Mellon     91

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Earnings per common share applicable to the common shareholders’ of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2009	2008	2007 (a)
Basic:
Income (loss) from continuing operations	$(0.93)	$1.21	$2.37
Income (loss) from discontinued operations, net of tax	(0.23)	0.01	0.01
Extraordinary (loss), net of tax	-	(0.02)	(0.19)
Net income (loss) applicable to common stock (f)	$(1.16)	$1.20	$2.19
Diluted: (g)
Income (loss) from continuing operations	$(0.93)	$1.21	$2.35
Income (loss) from discontinued operations, net of tax	(0.23)	0.01	0.01
Extraordinary (loss), net of tax	-	(0.02)	(0.19)
Net income (loss) applicable to common stock (f)	$(1.16)	$1.20	$2.17

Average common shares and equivalents outstanding	Year ended Dec. 31,
(in thousands)	2009	2008	2007 (a)
Basic	1,178,907	1,142,239	923,199
Common stock equivalents	-	10,383	11,505
Participating securities	-	(4,264)	(4,028)
Diluted	1,178,907 (g)	1,148,358	930,676

Anti-dilutive securities (h)	98,112	83,763	67,171

Reconciliation of net income (loss) from continuing operations applicable to the common shareholders’ of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in millions)	2009	2008	2007 (a)
Income (loss) from continuing operations	$(813)	$1,455	$2,228
Net (income) loss attributable to noncontrolling interests, net of tax	(1)	(24)	(19)
Income (loss) from continuing operations attributable to The Bank of New York Mellon Corporation	(814)	1,431	2,209
Redemption charge and preferred dividends	(283)	(33)	-
Income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation, net of tax	(1,097)	1,398	2,209
Income (loss) from discontinued operations, net of tax	(270)	14	10
Extraordinary (loss), net of tax	-	(26)	(180)
Net income (loss) applicable to the common shareholders of The Bank of New York Mellon Corporation	$(1,367)	$1,386	$2,039
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	In 2009, global sub-custodian out-of-pocket expense related to client reimbursements was reclassified from sub-custodian expense to asset servicing revenue. This reclassification totaled $22 million in 2008 and $23 million in 2007.
(c)	In 2009, fee revenue associated with equity investments was reclassified from clearing services revenue and other revenue to investment income. Fee revenue associated with an equity investment previously recorded in clearing services revenue was $22 million in 2008 and $5 million in 2007. Fee revenue associated with an equity investment previously recorded in other revenue was $32 million in 2008 and $53 million in 2007. Prior periods have been reclassified.
(d)	In 2009, certain temporary/consulting expenses were reclassified from professional, legal and other purchased services to staff expense. This reclassification totaled $100 million in 2008 and $19 million in 2007.
(e)	Includes support agreement charges of $894 million in 2008.
(f)	Basic and diluted earnings per share under the two-class method were calculated after deducting earnings allocated to participating securities of $- million in 2009, $9.7 million in 2008 and $17.3 million in 2007.
(g)	Diluted earnings per share for the year ended Dec. 31, 2009, was calculated using average basic shares. Adding back the dilutive shares would be anti-dilutive.
(h)	Represents stock options, restricted stock, restricted stock units, participating securities and warrants outstanding that are not included in the computation of diluted average common shares because their effect would be anti-dilutive.

See accompanying Notes to Consolidated Financial Statements.

92     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollar amounts in millions, except per share amounts)	2009	2008
Assets
Cash and due from:
Banks	$3,732	$4,889
Interest-bearing deposits with the Federal Reserve and other central banks	7,362	53,270
Other short-term investments – U.S. government-backed commercial paper, at fair value	-	5,629
Interest-bearing deposits with banks	56,302	39,126
Federal funds sold and securities purchased under resale agreements	3,535	2,000
Securities:
Held-to-maturity (fair value of $4,240 and $6,333)	4,417	7,371
Available-for-sale	51,632	32,064
Total securities	56,049	39,435
Trading assets	6,001	11,102
Loans	36,689	43,394
Allowance for loan losses	(503)	(415)
Net loans	36,186	42,979
Premises and equipment	1,602	1,686
Accrued interest receivable	639	619
Goodwill	16,249	15,898
Intangible assets	5,588	5,856
Other assets (includes $863 and $1,870 at fair value)	16,737	15,023
Assets of discontinued operations	2,242	-
Total assets	$212,224	$237,512
Liabilities
Deposits:
Noninterest-bearing (principally domestic offices)	$33,477	$55,816
Interest-bearing deposits in domestic offices	32,944	32,386
Interest-bearing deposits in foreign offices	68,629	71,471
Total deposits	135,050	159,673
Borrowing from Federal Reserve related to asset-backed commercial paper, at fair value	-	5,591
Federal funds purchased and securities sold under repurchase agreements	3,348	1,372
Trading liabilities	6,396	8,085
Payables to customers and broker-dealers	10,721	9,274
Commercial paper	12	138
Other borrowed funds	477	755
Accrued taxes and other expenses	4,484	4,052
Other liabilities (including allowance for lending related commitments of $125 and $114, also includes $610 and $721, at fair value)	3,891	4,618
Long-term debt	17,234	15,865
Liabilities of discontinued operations	1,608	-
Total liabilities	183,221	209,423
Equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued – shares and 3,000,000 shares	-	2,786
Common stock – par value $0.01 per common share; authorized 3,500,000,000 common shares; issued 1,208,861,641 and 1,148,507,561 common shares	12	11
Additional paid-in capital	21,917	20,432
Retained earnings	8,912	10,225
Accumulated other comprehensive loss, net of tax	(1,835)	(5,401)
Less: Treasury stock of 1,026,927 and 40,262 common shares, at cost	(29)	(3)
Total The Bank of New York Mellon Corporation shareholders’ equity	28,977	28,050
Noncontrolling interests	26	39
Total equity	29,003	28,089
Total liabilities and equity	$212,224	$237,512

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     93

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement Of Cash Flows

	Year ended Dec. 31,
(in millions)	2009	2008	2007 (a)
Operating activities
Net income (loss)	$(1,083)	$1,443	$2,058
Net income attributable to noncontrolling interests, net of tax	(1)	(24)	(19)
Income (loss) from discontinued operations, net of tax	(270)	14	10
Extraordinary (loss), net of taxes	-	(26)	(180)
Income (loss) from continuing operations attributable to The Bank of New York Mellon Corporation	(814)	1,431	2,209
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Provision for credit losses	332	104	(11)
Depreciation and amortization	711	878	820
Deferred tax (benefit) expense	(1,970)	(1,257)	(146)
Securities losses and venture capital income	5,387	1,659	141
Change in trading activities	(636)	(368)	1,949
Pension plan contribution	(394)	(80)	(29)
Change in accruals and other, net	1,192	513	(927)
Net effect of discontinued operations	(27)	34	(36)
Net cash provided by operating activities	3,781	2,914	3,970
Investing activities
Change in interest-bearing deposits with banks	(9,635)	(13,973)	(10,625)
Change in interest-bearing deposits with the Federal Reserve and other central banks	45,908	(53,270)	-
Change in margin loans	(680)	1,233	(43)
Purchases of securities held-to-maturity	(114)	-	-
Paydowns of securities held-to-maturity	643	267	228
Maturities of securities held-to-maturity	280	238	233
Purchases of securities available-for-sale	(28,665)	(11,561)	(30,398)
Sales of securities available-for-sale	3,204	114	2,600
Paydowns of securities available-for-sale	6,361	4,950	4,862
Maturities of securities available-for-sale	2,001	5,468	16,023
Sale of Grantor Trust Series A senior tranche	771	-	-
Net principal received from (disbursed to) loans to customers	4,948	4,660	(2,201)
Sales of loans and other real estate	851	334	52
Change in federal funds sold and securities purchased under resale agreements	(1,545)	6,095	(2,603)
Change in seed capital investments	(8)	56	136
Purchases of premises and equipment/capitalized software	(318)	(303)	(313)
Acquisitions, net cash	(364)	(511)	1,431
Dispositions, net cash	-	310	-
Proceeds from the sale of premises and equipment	6	41	1
Other, net	(987)	(171)	1,234
Net effect of discontinued operations	431	48	(2,191)
Net cash provided by (used for) investing activities	23,088	(55,975)	(21,574)
Financing activities
Change in deposits	(24,774)	48,780	17,667
Change in federal funds purchased and securities sold under repurchase agreements	2,602	(660)	(711)
Change in payables to customers and broker-dealers	1,447	1,696	313
Change in other funds borrowed	(5,717)	5,596	(772)
Change in commercial paper	(126)	(3,941)	(295)
Net proceeds from the issuance of long-term debt	3,350	2,647	4,617
Repayments of long-term debt	(1,882)	(4,082)	(1,131)
Proceeds from the exercise of stock options	16	182	475
Issuance of common stock	1,371	40	20
Tax benefit realized on share-based payment awards	4	14	55
Treasury stock acquired	(28)	(308)	(113)
Common cash dividends paid	(599)	(1,107)	(884)
Series B preferred stock issued/(repurchased)	(3,000)	2,779	-
Common stock warrant issued/(repurchased)	(136)	221	-
Preferred dividends paid	(73)	(22)	-
Net effect of discontinued operations	(428)	(82)	2,227
Net cash provided by (used for) financing activities	(27,973)	51,753	21,468
Effect of exchange rate changes on cash	(53)	(438)	(69)
Change in cash and due from banks
Change in cash and due from banks	(1,157)	(1,746)	3,795
Cash and due from banks at beginning of period	4,889	6,635	2,840
Cash and due from banks at end of period	$3,732	$4,889	$6,635
Supplemental disclosures
Interest paid	$682	$2,682	$3,521
Income taxes paid	2,392	2,455	1,390
Income taxes refunded	664	65	147
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

See accompanying Notes to Consolidated Financial Statements.

94     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders’
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	ESOP loan	Non- controlling interests	Total equity
Balance at Dec. 31, 2006	$-	$10	$10,035	$9,255	$(292)	$(7,576)	$(3)	$171	$11,600 (a)
Adjustments for the cumulative effect of applying ASC 740 and ASC 840, net of taxes of ($214)	-	-	-	(416)	-	-	-	-	(416)
Adjusted balance at Jan. 1, 2007	-	10	10,035	8,839	(292)	(7,576)	(3)	171	11,184
Distributions paid to noncontrolling interest	-	-	-	-	-	-	-	(7)	(7)
Comprehensive income:
Net income	-	-	-	2,039	-	-	-	19	2,058
Other comprehensive income, net of tax	-	-	-	-	(231)	-	-	(1)	(232)
Reclassification adjustment	-	-	-	-	(26)	-	-	-	(26)
Total comprehensive income	-	-	-	2,039	(257)	-	-	18	1,800
Dividends on common stock at $0.95 per share	-	-	-	(884)	-	-	-	-	(884)
Repurchase of common stock	-	-	-	-	-	(113)	-	-	(113)
Common stock issued under employee benefit plans	-	-	25	-	-	2	3	-	30
Common stock issued in settlement of share repurchase agreements with broker-dealer counterparties	-	-	(35)	-	-	35	-	-	-
Stock awards and options exercised	-	-	644	-	-	69	-	-	713
Retirement of treasury stock	-	(3)	(7,541)	-	-	7,544	-	-	-
Merger with Mellon		4	16,846	-	-	-	-	-	16,850
Other	-	-	16	(4)	-	-	-	-	12
Balance at Dec. 31, 2007	$-	$11	$19,990	$9,990	$(549)	$(39)	$-	182	$29,585 (a)
Adjustments for the cumulative effect of applying ASC 715 and ASC 825, net of taxes of $24	-	-	-	(57)	-	-	-	-	(57)
Adjusted balance at Jan. 1, 2008	-	11	19,990	9,933	(549)	(39)	-	182	29,528
Purchase of subsidiary shares from non-controlling interest	-	-	-	-	-	-	-	(148)	(148)
Distributions paid to noncontrolling interest	-	-	-	-	-	-	-	(7)	(7)
Comprehensive income:
Net income	-	-	-	1,419	-	-	-	24	1,443
Other comprehensive income, net of tax	-	-	-	-	(5,824)	-	-	(12)	(5,836)
Reclassification adjustment	-	-	-	-	972	-	-	-	972
Total comprehensive income	-	-	-	1,419	(4,852)	-	-	12	(3,421)
Dividends on common stock at $0.96 per share	-	-	-	(1,107)	-	-	-	-	(1,107)
Dividends on preferred stock at $8.75 per share	-	-	-	(26)	-	-	-	-	(26)
Repurchase of common stock	-	-	-	-	-	(308)	-	-	(308)
Common stock issued under employee benefit plans	-	-	12	(3)	-	58	-	-	67
Common stock issued under direct stock purchase and dividend reinvestment plan	-	-	-	(1)	-	31	-	-	30
Series B preferred stock issued	2,779	-	-	-	-	-	-	-	2,779
Amortization of preferred stock discount	7	-	-	(7)	-	-	-	-	-
Stock awards and options exercised	-	-	200	-	-	249	-	-	449
Warrant issued in connection with TARP	-	-	221	-	-	-	-	-	221
Other	-	-	9	17	-	6	-	-	32
Balance at Dec. 31, 2008	$2,786	$11	$20,432	$10,225	$(5,401)	$(3)	$-	$39	$28,089 (a)

BNY Mellon     95

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders’
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock	ESOP loan	Non- controlling interests	Total equity
Balance at Dec. 31, 2008	$2,786	$11	$20,432	$10,225	$(5,401)	$(3)	$-	$39	$28,089 (a)
Adjustments for the cumulative effect of applying ASC 320, net of taxes of $470	-	-	-	676	(676)	-	-	-	-
Adjusted balance at Jan. 1, 2009	2,786	11	20,432	10,901	(6,077)	(3)	-	39	28,089
Purchase of subsidiary shares from noncontrolling interest	-	-	(74)	-	-	-	-	(11)	(85)
Distributions paid to noncontrolling interest	-	-	-	-	-	-	-	(7)	(7)
Comprehensive income:
Net income	-	-	-	(1,084)	-	-	-	1	(1,083)
Other comprehensive income, net of tax	-	-	-	-	926	-	-	4	930
Reclassification adjustment	-	-	-	-	3,316	-	-	-	3,316 (b)
Total comprehensive income	-	-	-	(1,084)	4,242	-	-	5	3,163
Dividends on common stock at $0.51 per share	-	-	-	(599)	-	-	-	-	(599)
Dividends on preferred stock at $24.58 per share	-	-	-	(69)	-	-	-	-	(69)
Repurchase of common stock	-	-	-	-	-	(28)	-	-	(28)
Repurchase of Series B preferred stock	(3,000)	-	-	-	-	-	-	-	(3,000)
Repurchase of common stock warrant	-	-	(136)	-	-	-	-	-	(136)
Common stock issued in public offering	-	1	1,346	-	-	-	-	-	1,347
Common stock issued in connection with acquisitions and investments	-	-	85	-	-	-	-	-	85
Common stock issued under employee benefit plans	-	-	49	-	-	2	-	-	51
Common stock issued under direct stock purchase and dividend reinvestment plan	-	-	19	-	-	-	-	-	19
Amortization of preferred stock discount and redemption charge	214	-	-	(214)	-	-	-	-	-
Stock awards and options exercised	-	-	197	-	-	-	-	-	197
Other	-	-	(1)	(23)	-	-	-	-	(24)
Balance at Dec. 31, 2009	$-	$12	$21,917	$8,912	$(1,835)	$(29)	$-	$26	$29,003 (a)
(a)	Includes total common shareholders’ equity of $11,429 million at Dec. 31, 2006, $29,403 million at Dec. 31, 2007, $25,264 million at Dec. 31, 2008 and $28,977 million at Dec. 31, 2009.
(b)	Includes $3,348 million (after tax) related to OTTI which was reclassified to net securities gains (losses) on the income statement.

See accompanying Notes to Consolidated Financial Statements.

96     BNY Mellon

Notes to Consolidated Financial Statements

1. Summary of significant accounting and reporting policies

Basis of Presentation

The accounting and financial reporting policies of BNY Mellon, a global financial services company, conform to U.S. generally accepted accounting principles (“GAAP”) and prevailing industry practices. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that in the near term, actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Amounts subject to significant estimates are items such as the allowance for loan losses and lending-related commitments, goodwill and intangible assets, pension accounting, the fair value of financial instruments and other-than-temporary impairments. Among other effects, such changes could result in future impairments of investment securities, goodwill and intangible assets and establishment of allowances for loan losses and lending-related commitments as well as increased pension and post-retirement expense.

In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the annual periods have been made. Certain other immaterial reclassifications in addition to discontinued operations (see Note 4 of the Notes to Consolidated Financial Statements) have been made to prior years to place them on a basis comparable with current period presentation.

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

Equity method investments at Dec. 31, 2009
(dollars in millions)	Percent Ownership	Book Value
CIBC Mellon	50.0%	$586
Wing Hang	20.3%	$316
Siguler Guff	20.0%	$245
West LB Joint Venture	50.0%	$128
ConvergEx	33.8%	$82

The income statement and balance sheet include results of acquired businesses accounted for under the acquisition method of accounting pursuant to ASC 805—Business Combinations and equity investments from the dates of acquisition. For acquisitions prior to Jan. 1, 2009, we recorded any contingent purchase payments when the amounts were resolved and became payable. For acquisitions occurring after Dec. 31, 2008, contingent purchase consideration was measured at its fair value and recorded on the purchase date.

The Parent financial statements in Note 22 of the Notes to Consolidated Financial Statements include the accounts of the Parent; those of a wholly owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by BNY Mellon; and MIPA, LLC, a single member company, created to hold and administer corporate owned life insurance. Financial data for the Parent, the financing subsidiary and the single member company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a potential variable interest entity (“VIE”). BNY Mellon’s assessment focuses on the dispersion of risks and rewards attributable to the potential VIE. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest. A company is deemed to be the primary beneficiary and thus required to

BNY Mellon     97

Notes to Consolidated Financial Statements (continued)

consolidate a VIE, if BNY Mellon has a variable interest (or combination of variable interests) that will absorb a majority of the VIE’s expected losses, that will receive a majority of the VIE’s expected residual returns, or both. A “variable interest” is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets. “Expected losses” and “expected residual returns” are measures of variability in the expected cash flows of a VIE. When we transfer financial assets in a securitization to a VIE, the VIE must represent a qualifying special purpose entity (QSPE) or we would continue to consolidate the transferred financial assets. QSPE status is achieved when all conditions specified in ASC 860—Transfers and Servicing are met. Those conditions focus on whether the entity is demonstrably distinct from BNY Mellon, limited to only permitted activities, limited on what assets the QSPE may hold, and limited on sales or other dispositions of assets. We also obtain the required true-sale opinions from outside counsel on all securitizations. We have determined that all of our securitization trusts are QSPEs.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our seven business segments (Asset Management, Wealth Management, Asset Servicing, Issuer Services, Clearing Services, Treasury Services and Other), we serve the following major classes of customers—institutions, corporations, and high net worth individuals. For institutions and corporations, we provide the following services:

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

Trading account securities, available-for-sale securities, and held-to-maturity securities

Securities are accounted for under ASC 320 Investments—Debt and Equity Securities. Securities are generally classified in the trading, available-for-sale investment or the held-to-maturity investment securities portfolios when they are purchased. Securities are classified as trading securities when our intention is to resell. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend to hold them until maturity. Seed capital investments are classified as other assets, trading securities or available- for-sale securities, depending on the nature of the investment and management’s intent.

Trading securities are stated at fair value. Trading revenue includes both realized and unrealized gains and losses. The liability incurred on short-sale transactions, representing the obligation to deliver securities, is included in trading liabilities at fair value.

Available-for-sale securities are stated at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale, are recorded net of tax as an addition to or deduction from other comprehensive income, unless a security is deemed to have an other than temporary impairment (“OTTI”). Gains and losses on sales of available-for-sale securities are reported in the income statement. The cost of debt and equity securities sold is determined on a specific identification and average cost method, respectively. Unrealized gains and losses on seed capital investments classified as other assets are recorded in investment income. Held-to-maturity securities are stated at cost.

Income on securities purchased is adjusted for amortization of premium and accretion of discount on a level yield basis, unless a security is other-than-temporarily impaired.

Effective 2009, the Company adopted FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (included in ASC 320) which changed the accounting disclosure for OTTI.

98     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Under this new guidance, only the credit component of an OTTI of a debt security is recognized in earnings and the noncredit component is recognized in other comprehensive income (“OCI”) when we do not intend to sell the security and it is more likely than not that BNY Mellon will not be required to sell the security prior to recovery.

For held-to-maturity debt securities, the amount of OTTI recorded in OCI for the non-credit portion of a previous OTTI is amortized prospectively, as an increase to the carrying amount of the security, over the remaining life of the security on the basis of the timing of future estimated cash flows of the securities. Effective with the adoption of the new accounting guidance in 2009, management is required to assert that it does not have the intent to sell the security and that it is more likely than not it will not have to sell the security before recovery of its cost basis in order not to be required to recognize non-credit component of an OTTI in earnings.

If we intend to sell the security or it is more likely than not that BNY Mellon will be required to sell the security prior to recovery, the non-credit component of OTTI is recognized in earnings and subsequently accreted to interest income on an effective yield basis over the life of the security.

ASC 325 Investments—Other provides additional specific guidance for unrated investments which are beneficial interests in securitized financial assets. BNY Mellon decides whether a security is within the scope of ASC 325 upon its acquisition and does not alter this decision if the security is subsequently downgraded. Under ASC 325, the excess of future estimated cash flows over the initial carrying amount of the investment is accreted to interest income over the life of the investment using the effective yield method.

We routinely conduct periodic reviews to identify and evaluate each investment security to determine whether OTTI has occurred. We examine various factors when determining whether an impairment, representing the fair value of a security being below its amortized cost, is other than temporary. The following are examples of factors that BNY Mellon considers:

•	The length of time and the extent to which the fair value has been less than the amortized cost basis;
•	Whether management has an intent to sell the security;

•	Whether the decline in fair value is attributable to specific adverse conditions affecting a particular investment;

•	Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area;

•	Whether a debt security has been downgraded by a rating agency;

•	Whether a debt security exhibits cash flow deterioration; and

•

For each non-agency RMBS, we compare the remaining credit enhancement that protects the individual security from losses against the projected losses of principal and/or interest expected to come from the underlying mortgage collateral, to determine whether such credit losses might directly impact the relevant security.

The accounting policies for the determination of the fair value of financial instruments and OTTI have been identified as “critical accounting estimates” as they require us to make numerous assumptions based on available market data.

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

Unearned revenue on direct financing leases is accreted over the lives of the leases in decreasing amounts to provide a constant rate of return on the net investment in the leases. Revenue on leveraged leases is recognized on a basis to achieve a constant yield on the outstanding investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in investment income. Considering the nature of these leases and the number of significant assumptions, there is risk associated with the income recognition on these leases should any of the assumptions change materially in future periods.

BNY Mellon     99

Notes to Consolidated Financial Statements (continued)

Nonperforming assets

Commercial loans are placed on nonaccrual status when principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Residential mortgage loans are generally placed on nonaccrual status when, in our judgment, collection is in doubt or the loans are 90 days or more delinquent, subject to an impairment test. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against current period interest revenue. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when we believe the ultimate collectibility of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest become current.

A loan is considered to be impaired, as defined by ASC 310—Accounting by Creditors for Impairment of a Loan, when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment allowance is measured on loans greater than $1 million and which meet the definition of an impaired loan per ASC 310. Impaired loans greater than $1 million are required to be measured based upon the loan’s market price, the present value of expected future cash flows, discounted at the loan’s initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment allowance is established by either an allocation of the allowance for credit losses or by a provision for credit losses. Impairment allowances are not needed when the recorded investment in an impaired loan is less than the loan valuation.

Allowance for loans losses and allowance for lending related commitments

The allowance for loans losses, shown as a valuation allowance to loans, and the allowance for lending related commitments are referred to as BNY Mellon’s allowance for credit exposure. The accounting policy for the determination of the adequacy of the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

The allowance for loans losses is maintained to absorb losses inherent in the loan portfolio as of the balance sheet date based on our judgment. The allowance determination methodology is designed to provide procedural discipline in assessing the appropriateness of the allowance. Credit losses are charged against the allowance. Recoveries are added to the allowance.

The methodology for determining the allowance for lending related commitments considers the same factors as the allowance for loan losses, as well as an estimate of the probability of drawdown.

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

100     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Pension

The measurement date for BNY Mellon’s pension plans is Dec. 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield of high quality corporate bonds available in the marketplace. The net periodic pension expense or credit includes service costs, interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value and amortization of prior years’ actuarial gains and losses.

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

BNY Mellon     101

Notes to Consolidated Financial Statements (continued)

BNY Mellon’s accounting policy regarding pensions has been identified as a “critical accounting estimate” as it is regarded to be critical to the presentation of our financial statements since it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain.

Severance

BNY Mellon provides separation benefits through The Bank of New York Mellon Corporation Separation Plan, The Bank of New York Company, Inc. Separation Plan or the Mellon Financial Corporation Displacement Program to eligible employees separated or displaced from their jobs for business reasons not related to individual performance. Basic separation benefits are based on the employee’s years of continuous benefited service. Separation expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

We enter into various derivative financial instruments for non-trading purposes primarily as part of our asset/liability management (“ALM”) process. These derivatives are designated as fair value and cash flow hedges of certain assets and liabilities when we enter into the derivative contracts. Gains and losses associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item. Gains and losses on cash flow hedges are recorded in other comprehensive income. Foreign currency transaction gains and losses related to a hedged net investment in a foreign operation, net of their tax effect, are recorded with cumulative foreign currency translation adjustments within other comprehensive income.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value hedges to specific assets or liabilities on the balance sheet.

We formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective and whether those derivatives are expected to remain highly effective in future periods. We evaluate ineffectiveness in terms of amounts that could impact a hedge’s ability to qualify for hedge accounting and the risk that the hedge could result in more than a de minimis amount of ineffectiveness. At inception, the potential causes of ineffectiveness related to each of our hedges is assessed to determine if we can expect the hedge to be highly effective over the life of the transaction and to determine the method for evaluating effectiveness on an ongoing basis.

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

102     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Statement of cash flows

We have defined cash, as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged.

Stock options

We are using the “modified prospective” method included in ASC 718 Compensation—Stock Compensation. Under this method, compensation cost is recognized for all share-based payments granted after Jan. 1, 2006 and for all awards granted to employees prior to Jan. 1, 2006 that were unvested on Jan 1, 2006. Stock option grants are amortized using the straight-line method.

Certain of our stock compensation grants vest when the employee retires. ASC 718 requires the completion of expensing of new grants with this feature by the first date the employee is eligible to retire. For grants prior to Jan. 1, 2006, we will continue to expense them over their stated vesting period.

2. Accounting changes and new accounting guidance

Noncontrolling interests and selected implementation questions

In December 2007, the FASB issued new guidance on noncontrolling interests included in ASC 810—Consolidation. This amends previous guidance to establish accounting and reporting standards for the noncontrolling interest in a subsidiary (i.e., minority interest) and for the deconsolidation of a subsidiary. This guidance applies to all entities that prepare consolidated financial statements. This guidance clarifies that a noncontrolling interest in a subsidiary is part of the equity of the controlling group and is reported on the balance sheet within the equity section separately from BNY Mellon’s equity as a distinct item. The equity section of the balance sheet is required to present equity attributable to both controlling and noncontrolling interests. The carrying amount of the noncontrolling interest is adjusted to reflect the change in ownership interest, and any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the noncontrolling interest (i.e., as additional paid in capital). Any transaction that results in the loss of control of a subsidiary is considered a remeasurement event with any retained interest remeasured at fair value. The gain or loss recognized in income includes both the realized gain or loss related to the portion of the ownership interest sold and the gain or loss on the remeasurement to fair value of the retained interest.

We adopted this guidance on Jan. 1, 2009. This guidance required retrospective application. As a result, effective Jan. 1, 2009, we reclassified $39 million of minority interest from liabilities to equity on our balance sheet. Net income attributable to noncontrolling interests was $1 million in 2009, $24 million in 2008 and $19 million in 2007.

Business combinations

In December 2007, the FASB issued new guidance on business combinations included in ASC 805—Business Combinations. This guidance requires all acquisitions of businesses to be measured at the fair value of the net assets acquired rather than the cost allocation process specified in previous guidance. The adoption of this guidance did not have a significant impact on our financial position or results of operations. However, any business combination entered into beginning in 2009 may significantly impact our financial position and results of operations compared with how it would have been recorded under prior GAAP. Earnings volatility could result, depending on the terms of the acquisition. This statement requires transaction costs, such as legal, investment banking, and due diligence costs, to be expensed as incurred and requires earn out contingencies to be measured at fair value. The accounting requirements of this guidance are applied on a prospective basis for all transactions completed subsequent to Dec. 31, 2008.

BNY Mellon     103

Notes to Consolidated Financial Statements (continued)

Participating securities

In June 2008, the FASB issued new guidance, included in ASC 260—Earnings Per Share, on determining whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (“EPS”) under the two-class method. This guidance applies to the calculation of EPS for share-based payment awards with rights to dividends or dividend equivalents. Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and are included in the computation of EPS pursuant to the two-class method. This guidance was effective Jan. 1, 2009. The adoption reduced basic EPS by approximately $0.01 for the year ended Dec. 31, 2008. All prior period EPS data was adjusted to conform to the provisions of this guidance.

Useful life of intangible assets

In April 2008, the FASB issued new guidance on the determination of the useful life of intangible assets, included in ASC 350—Intangibles—Goodwill and Other. This guidance amended the factors that should be considered in renewal or extension assumptions used to determine the useful life and initial fair value of recognized intangible assets. The new guidance became effective Jan. 1, 2009.

BNY Mellon estimates the fair value of intangible assets at acquisition generally on the basis of an income approach using discounted estimated cash flows. For customer relationship and customer contract intangibles, the expected renewals by customers are included in estimating the period over which cash flows will be generated to BNY Mellon. Estimates of customer renewals are generally based upon the historical information of the acquired intangible assets, and also consider BNY Mellon’s own historical experience with similar types of customer relationships and contracts. In the absence of historical information or our own experience, we use assumptions market participants would expect to use consistent with the highest and best use of the assets.

Intangibles are amortized over the periods of and in a pattern that is consistent with the identifiable cash flows, or on a straight-line method over the benefit period if the pattern of cash flows is not estimable.

The initial application of this guidance did not impact BNY Mellon as it already considers expected customer renewals or extensions in cash flow estimates used to estimate fair values and useful lives. BNY Mellon does not capitalize any costs incurred that may contribute to the renewal or extension of any customer relationship and contract intangibles.

Other-than-temporary impairment

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC 320—Investments —Debt and Equity Securities. This new guidance replaced the “intent and ability” indication in previous guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security and it is more likely than not that the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of OTTI recorded in OCI for the non-credit portion of a previous OTTI should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

ASC 320 requires entities to initially apply the provisions of the standard to previously other-than-temporarily impaired debt securities (i.e. debt securities that the entity does not intend to sell and that the entity is not more likely than not required to sell before recovery) existing as of the date of initial adoption by making a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The cumulative-effect adjustment reclassifies the noncredit portion of a previously other-than-temporarily impaired debt security held as of the date of initial adoption to accumulated OCI from retained earnings.

This guidance also amends the previous disclosure provisions of ASC 320 for both debt and equity securities. It requires disclosures in interim and annual periods for major security types identified on the basis of how an entity manages, monitors and measures its securities and the nature and risks of the security. We

104     BNY Mellon

Notes to Consolidated Financial Statements (continued)

adopted this new guidance effective Jan 1, 2009. As a result of adopting this guidance, BNY Mellon recorded a cumulative-effect adjustment as of the beginning of the first quarter of 2009 of $676 million (after-tax) to reclassify the non-credit component of the previously recognized OTTI from retained earnings to accumulated OCI (for those securities where management did not intend to sell the security and it was not more likely than not that BNY Mellon would have been required to sell the securities before recovery). Additionally, the new accounting prescribed for recording OTTI on debt securities increased net income by $126 million and diluted earnings per common share by $0.11 in 2009.

Nonactive markets

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC 820—Fair Value Measurements and Disclosures. The fair value of an asset, when the market is not active, is the price that would be received to sell the asset in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions (that is, the inactive market). Entities need to conclude whether a transaction was orderly based on the weight of evidence. When estimating fair value, more weight is placed on transactions that BNY Mellon concludes are orderly and less weight on transactions for which we do not have sufficient information to conclude whether the transaction is orderly. This new guidance also amends the disclosure provisions of ASC 820 to require entities to disclose on interim and annual periods the inputs and valuation techniques used to measure fair value.

ASU 2009-5—Measuring Liabilities at Fair Value

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-5, “Measuring Liabilities at Fair Value.” This update provides amendments to ASC 820 for the fair value measurement of liabilities. This new guidance provides clarification that in circumstances in which a quoted market price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using the following techniques: (1) a valuation technique that uses the quoted price of the identical liability when traded as an asset, and quoted prices for similar liabilities or similar liabilities when traded as assets, or (2) another valuation technique that is consistent with the principles of ASC 820. In applying the above techniques, an entity must maximize the use of relevant observable inputs and minimize the use of unobservable inputs. If applicable, an entity must also apply the guidance in ASC 820 for identifying transactions that are not orderly and for determining fair value when the volume and level of activity for an asset or liability have significantly decreased. This guidance was effective Oct. 1, 2009 and did not have a significant impact on BNY Mellon.

ASU 2009-12—Investments in Certain Entities that Calculate Net Asset Value per Share

In September 2009, the FASB issued ASU 2009-12, “Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent),” (Topic 820). ASU 2009-12 offers guidance on how to use a net asset value per share to estimate the fair value on investments in investment vehicles such as hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles and fund of funds. Investors may use net asset value to estimate the fair value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values or their equivalents are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This approach is deemed to be a “practical expedient” for investors in investment companies as the GAAP fair-value measurement framework defines an asset’s fair value as its current exit price. ASU 2009-12 has limitations and disclosure requirements about the nature and terms of the investments within the scope of the new guidance. ASU 2009-12 was effective Dec. 31, 2009. Note 8 reflects these disclosure requirements.

Adopted in 2008

Fair value measurements

We adopted guidance related to “Fair value measurements” included in ASC 820, effective Jan. 1, 2008. This guidance defined fair value as the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. It also established a three-level hierarchy based on the transparency of the inputs to the

BNY Mellon     105

Notes to Consolidated Financial Statements (continued)

valuations of an asset or liability. In addition, this guidance requires us to consider the effect of our own credit standing in determining the fair value of our liabilities. The requirements of ASC 820 were applied prospectively, except in certain situations, which were recorded as an adjustment to beginning retained earnings in 2008. See Note 24 of the Notes to Consolidated Financial Statements.

Fair value option

ASC 825 provides companies with an irrevocable option to elect fair value as the measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards. There was a one-time election available to apply this standard to existing financial instruments as of Jan 1. 2008. We elected the fair value option for $390 million of existing loans and unfunded loan commitments. The first re-measurement of existing financial instruments for which the option was elected was recorded as an adjustment to retained earnings.

As a result of adopting the fair value option on these loans and commitments, we recorded an aggregate charge to retained earnings as of Jan. 1, 2008, of $36 million, after tax. See Note 25 of the Notes to Consolidated Financial Statements.

3. Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. For acquisitions completed prior to Jan. 1, 2009, we record the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable. For acquisitions completed after Jan. 1, 2009, subsequent changes in the fair value of a contingent consideration liability will be recorded through the income statement. Contingent payments totaled $36 million in 2009.

At Dec. 31, 2009, we were potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures based on contractual agreements, could range from approximately $80 million to $130 million over the next four years.

Potential contingent additional consideration of $7 million was recorded as goodwill at Dec. 31, 2009.

Acquisitions in 2009

In November 2009, we acquired Insight Investment Management Limited (“Insight”) for £235 million ($377 million of cash and stock). Based in London, Insight specializes in liability-driven investment solutions, active fixed income and alternative investments. Its clients include some of the UK’s largest pension schemes, corporates, insurance companies and local authorities. Insight had $138 billion in assets under management at acquisition. Goodwill related to this acquisition is non-tax deductible and totaled $202 million. Intangible assets (primarily customer contracts) related to the transaction, with a life up to 11 years, totaled $111 million. The impact of this acquisition is not expected to be material to earnings per share in 2010.

In November 2009, BNY Mellon acquired a 20% minority interest in Siguler Guff & Company, LLC (and certain related entities), a multi-strategy private equity firm with approximately $8 billion in assets under management and committed capital. The impact of this acquisition is not expected to be material to earnings per share.

Divestitures in 2009

On Jan. 15, 2010, BNY Mellon sold MUNB, our national bank subsidiary located in Florida. The results for MUNB were classified as discontinued operations. See Note 4 for additional information on the MUNB transaction.

Acquisitions in 2008

In January 2008, we acquired ARX Capital Management (“ARX”). ARX is a leading independent asset management business, headquartered in Rio de Janeiro, Brazil. The impact of this acquisition was not material to earnings per share.

On Dec. 31, 2008, we acquired the Australian (Ankura Capital) and U.K. (Blackfriars Asset Management) businesses from our Asset Management joint venture with WestLB. The impact of this acquisition was not material to earnings per share.

Dispositions in 2008

In February 2008, we sold our B-Trade and G-Trade execution businesses to BNY ConvergEx Group. These businesses were sold at book value. The execution businesses contributed approximately $215

106     BNY Mellon

Notes to Consolidated Financial Statements (continued)

million of revenue and $45 million of pre-tax income in 2007.

In June 2008, we sold Mellon 1st Business Bank (“M1BB”), based in Los Angeles, California. There was no gain or loss recorded on this transaction. Pre-tax income for M1BB was $50 million for full year 2007 and was primarily comprised of net interest revenue.

Acquisitions in 2007

Merger with Mellon Financial Corporation

On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation (“Mellon Financial”) both merged into The Bank of New York Mellon Corporation, (together with its consolidated subsidiaries, “BNY Mellon”), with BNY Mellon being the surviving entity. For accounting and financial reporting purposes, the merger was accounted for as a purchase of Mellon Financial. Financial results for periods subsequent to July 1, 2007 reflect BNY Mellon’s results. Financial results prior to July 1, 2007 reflect legacy The Bank of New York Company, Inc. only. In the transaction, each share of Mellon Financial $0.50 par value common stock was converted into one share of BNY Mellon’s $0.01 par value common stock and each share of The Bank of New York Company, Inc. $7.50 par value common stock was converted into 0.9434 shares of BNY Mellon’s $0.01 par value common stock. Goodwill and intangibles related to the merger with Mellon Financial were approximately $16 billion.

Other 2007 acquisition

In December 2007, we completed the acquisition of the remaining 50% interest in BNY Mellon Asset Servicing B.V.

Pro forma condensed combined financial information

On a pro forma basis, the merger with Mellon Financial would have had the following impact:

(dollar amounts in millions, except per share amounts)	2007
	Reported	Pro forma
Revenue	$11,334	$14,219
Income from continuing operations	2,227	3,000
Net income	2,039	2,815

Diluted earnings per share:
Income from continuing operations	$2.38	$2.63
Net income	2.18	2.46

The pro forma results are based on adding the pre-tax historical results of Mellon Financial to our results and primarily adjusting for amortization of intangibles created in the transaction and taxes. The pro forma data does not include adjustments to reflect our operating costs. The pro forma data is intended for informational purposes and is not indicative of the future results of operations.

4. Discontinued operations

On Jan. 15, 2010, BNY Mellon sold MUNB, our national bank subsidiary located in Florida. As a result, we applied discontinued operations accounting to this business and the income statements for all periods in this Annual Report have been restated. This business, which was previously reported in the Other segment, no longer fit our strategic focus on our asset management and securities servicing businesses. Results for discontinued operations in 2009 were a loss of $270 million largely related to write-downs for retained South Florida real estate loans and the elimination of $82 million of goodwill.

Summarized financial information for discontinued operations is as follows:

Discontinued operations assets and liabilities (a) (in millions)	Dec. 31, 2009
Cash and due from banks	$446
Securities	488
Loans, net of allowance for loan losses	1,225
Premises and equipment	12
Other assets	71
Assets of discontinued operations	$2,242
Deposits:
Noninterest-bearing	$539
Interest-bearing	958
Total deposits	1,497
Other liabilities	111
Liabilities of discontinued operations	$1,608
(a)	Prior period balance sheets, in accordance with GAAP, were not restated for discontinued operations.

BNY Mellon     107

Notes to Consolidated Financial Statements (continued)

Discontinued operations (in millions)	2009	2008	2007 (a)
Fee and other revenue	$7	$24	$20
Net interest revenue	59	93	55
Provision for loan losses	191	27	1
Net interest revenue after provision for loan losses	(132)	66	54
Noninterest expense:
Staff	37	26	28
Professional, legal and other purchased services	4	10	8
Net occupany	5	5	3
Other	16	21	22
Goodwill impairment	50	-	-
Total noninterest expense	112	62	61
Income (loss) from discontinued operations	(237)	28	13
Loss on assets held for sale	(184)	-	-
Provision (benefit) for income taxes	(151)	14	3
Income (loss) from discontinued operations, net of taxes	$(270)	$14	$10

(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

5. Securities

The following tables set forth the amortized cost and the fair value of securities at the end of the last two years.

Securities at Dec. 31, 2009	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$6,358	$30	$10	$6,378
U.S. Government agencies	1,235	25	-	1,260
State and political subdivisions	538	6	24	520
Agency MBS	18,247	303	95	18,455
Alt-A RMBS	588	12	63	537
Prime RMBS	1,743	3	234	1,512
Subprime RMBS	758	-	311	447
Other RMBS	2,199	1	430	1,770
Commercial MBS	2,762	31	203	2,590
Asset-backed CLOs	424	15	50	389
Other asset-backed securities	869	5	38	836
Other debt securities	11,419	86	48	11,457	(a)
Equity securities	1,314	8	1	1,321
Grantor Trust Class B certificates (b)	4,049	111	-	4,160
Total securities available-for-sale	52,503	636	1,507	51,632
Held-to-maturity:
State and political subdivisions	150	3	-	153
Agency MBS	531	30	-	561
Alt-A RMBS	304	-	62	242
Prime RMBS	189	-	17	172
Subprime RMBS	30	-	7	23
Other RMBS	3,195	39	162	3,072
Commercial MBS	11	-	1	10
Other debt securities	3	-	-	3
Other securities	4	-	-	4
Total securities held-to-maturity	4,417	72	249	4,240
Total securities	$56,920	$708	$1,756	$55,872
(a)	Includes $10.8 billion, at fair value, of government-sponsored and government-guaranteed entities.
(b)	The Grantor Trust contains Alt-A, prime and subprime RMBS.

108     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2008	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$746	$36	$1	$781
U.S. Government agencies	1,259	40	-	1,299
State and political subdivisions	896	8	21	883
Agency RMBS	10,862	211	174	10,899
Alt-A RMBS	5,164	21	2,223	2,962
Prime RMBS	6,437	-	1,733	4,704
Subprime RMBS	1,512	-	575	937
Other RMBS	2,997	-	596	2,401
Commercial MBS	3,275	-	803	2,472
Asset-backed CLOs	604	2	166	440
Other asset-backed securities	1,612	-	479	1,133
Other debt securities	1,884	36	130	1,790
Equity securities	1,392	-	29	1,363
Total securities available-for-sale	38,640	354	6,930	32,064
Held-to-maturity:
State and political subdivisions	193	2	2	193
Agency RMBS	699	24	1	722
Alt-A RMBS	2,335	-	562	1,773
Prime RMBS	288	-	48	240
Subprime RMBS	66	-	16	50
Other RMBS	3,770	-	432	3,338
Commercial MBS	13	-	3	10
Other debt securities	4	-	-	4
Other securities	3	-	-	3
Total securities held-to-maturity	7,371	26	1,064	6,333
Total securities	$46,011	$380	$7,994	$38,397

In conjunction with the restructuring of the investment securities portfolio, in 2009, we changed our intent to hold to maturity $1.7 billion of securities included in the held-to-maturity classification and recorded mark-to-market losses, both credit and non-credit, on these securities in the income statement. These securities have experienced a decrease in the credit quality of the underlying collateral or a significant increase in the risk-weight used for regulatory capital purposes.

Temporarily impaired securities

At Dec. 31, 2009, almost all of the unrealized losses are attributable to credit spreads widening and interest rate fluctuations since purchase. We do not intend to sell these securities and it is not more likely than not that we will have to sell.

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for greater than 12 months, including debt securities for which a portion of other-than-temporary impairment has been recognized in OCI.

BNY Mellon     109

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Dec. 31, 2009:
Available-for-sale:
U.S. Treasury	$1,226	$9	$176	$1	$1,402	$10
State and political subdivisions	50	13	171	11	221	24
Agency MBS	7,297	76	2,061	19	9,358	95
Alt-A RMBS	-	-	311	63	311	63
Prime RMBS	5	1	1,480	233	1,485	234
Subprime RMBS	1	2	446	309	447	311
Other RMBS	-	-	1,764	430	1,764	430
Commercial MBS	-	-	1,290	203	1,290	203
Asset-backed CLOs	18	6	274	44	292	50
Other asset-backed securities	-	-	706	38	706	38
Other debt securities	33	-	8,804	48	8,837	48
Equity securities	16	-	3	1	19	1
Total securities available-for-sale	$8,646	$107	$17,486	$1,400	$26,132	$1,507
Held-to-maturity:
Alt-A RMBS	$2	$1	$221	$61	$223	$62
Prime RMBS	-	-	172	17	172	17
Subprime RMBS	-	-	23	7	23	7
Other RMBS	-	-	3,072	162	3,072	162
Commercial MBS	-	-	10	1	10	1
Total securities held-to-maturity	$2	$1	$3,498	$248	$3,500	$249
Total temporarily impaired securities	$8,648	$108	$20,984	$1,648	$29,632	$1,756	(a)
Dec. 31, 2008:
Available-for-sale:
U.S. Treasury	$-	$-	$30	$1	$30	$1
State and political subdivisions	247	8	264	13	511	21
Agency RMBS	-	-	4,370	174	4,370	174
Alt-A RMBS	145	64	1,891	2,159	2,036	2,223
Prime RMBS	375	102	4,291	1,631	4,666	1,733
Subprime RMBS	129	58	808	517	937	575
Other RMBS	39	-	2,362	596	2,401	596
Commercial MBS	136	55	2,295	748	2,431	803
Asset-backed CLOs	70	50	349	116	419	166
Other asset-backed securities	89	3	989	476	1,078	479
Other debt securities	67	8	199	122	266	130
Other equity securities	10	6	33	23	43	29
Total securities available-for-sale	$1,307	$354	$17,881	$6,576	$19,188	$6,930
Held-to-maturity:
State and political subdivisions	$-	$-	$63	$2	$63	$2
Agency RMBS	-	-	25	1	25	1
Alt-A RMBS	172	75	1,575	487	1,747	562
Prime RMBS	-	-	240	48	240	48
Subprime RMBS	-	-	50	16	50	16
Other RMBS	-	-	3,338	432	3,338	432
Commercial MBS	-	-	10	3	10	3
Total securities held-to-maturity	$172	$75	$5,301	$989	$5,473	$1,064
Total temporarily impaired securities	$1,479	$429	$23,182	$7,565	$24,661	$7,994
(a)	Includes other-than-temporarily impaired securities in which portions of the other-than-temporary impairment loss remains in OCI.

110     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The amortized cost and fair value of securities at Dec. 31, 2009, by contractual maturity, are as follows:

Securities by contractual maturity at Dec. 31, 2009	Available-for-sale				Held-to-maturity
(in millions)	Amortized cost		Fair value		Amortized cost	Fair value
Due in one year or less	$1,457		$1,483		$3	$3
Due after one year through five years	17,132		17,211		3	3
Due after five years through ten years	293		300		16	16
Due after ten years	668		621		131	134
Mortgage-backed securities	30,346	(a)	29,471	(a)	4,260	4,080
Asset-backed securities	1,293		1,225		-	-
Equity securities	1,314		1,321		4	4
Total securities	$52,503		$51,632		$4,417	$4,240
(a)	Includes the Grantor Trust Class B certificates with an amortized cost of $4.049 billion and a fair value of $4.160 billion.

The realized gross gains, realized gross losses, and recognized gross impairments are as follows:

Net securities losses (in millions)	2009	2008	2007
Realized gross gains	$130	$10	$29
Realized gross losses	(1,648)	(531)	(230)
Recognized gross impairments	(3,851)	(1,107)	-
Total net securities losses	$(5,369)	$(1,628)	$(201)

Other-than-temporary impairment

For certain debt securities which have no debt rating at acquisition and are beneficial interests in securitized financial assets under ASC 325, OTTI occurs when we determine that there has been an adverse change in cash flows and the present value of those remaining cash flows is less than the present value of the remaining cash flows estimated at the security’s acquisition date (or last estimated cash flow revision date).

We routinely conduct periodic reviews to identify and evaluate each investment security to determine whether OTTI has occurred. Economic models are used to determine whether an OTTI has occurred on these securities. While all securities are considered, the securities primarily impacted by OTTI testing are non-agency RMBS. For each non-agency RMBS in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. Various inputs to the economic models are used to determine if an unrealized loss on non-agency RMBS is other-than-temporary. The most significant inputs are:

•	Default rate—the number of mortgage loans expected to go into default over the life of the transaction, which is driven by the roll rate of loans in each performance bucket that will ultimately migrate to default; and
•	Severity—the loss expected to be realized when a loan defaults

To determine if the unrealized loss for non-agency RMBS is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given RMBS position will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

In addition, we have estimated the expected loss by taking into account observed performance of the underlying securities, industry studies, market forecasts, as well as our view of the economic outlook of the collateral.

The table below shows the projected weighted-average default rates and loss severities for the recent-vintage (i.e. 2007, 2006 and late 2005) non-agency RMBS and the Grantor Trust portfolios at Dec. 31, 2009 and Dec. 31, 2008.

Projected weighted-average default rates and severities

	Dec. 31, 2009		Dec. 31, 2008
	Default Rate	Severity	Default Rate	Severity
Alt-A	43%	50%	28%	43%
Subprime	74%	69%	56%	59%
Prime	19%	44%	14%	31%

BNY Mellon     111

Notes to Consolidated Financial Statements (continued)

The following table provides pre-tax securities losses by type:

Net investment securities losses (in millions)	2009		2008	2007 (a)
Alt-A RMBS	$3,113		$1,236	$-
Prime RMBS	1,008		12	-
Subprime RMBS	322		12	-
European floating rate notes	269		-	-
Home equity lines of credit	205		104	-
Commercial MBS	89		-	-
Grantor Trust	39	(b)	-	-
Credit cards	26		-	-
ABS CDOs	23		122	201
Other	275		142	-
Total net investment securities losses	$5,369	(c)	$1,628	$201
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Includes $47 million of mark-to-market write-downs on the Alt-A, prime and subprime RMBS from Oct. 1, 2009 through the date of sale to the Grantor Trust.
(c)	Includes $930 million originally recorded in 2008 and recorded again in 2009 under ASC 320 and as part of the impairment charge related to the restructuring of the securities portfolio.

The following table reflects investment securities credit losses recorded in earnings. The beginning balance represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The deductions represent credit losses on securities that have been sold, are required to be sold or it is our intention to sale.

Debt securities credit loss roll forward	2009
Beginning balance as of Dec. 31, 2008	$535
Add: Initial OTTI credit losses	661
Subsequent OTTI credit losses	208
Less: Realized losses for securities sold	1,116
Securities intended or required to be sold	17
Ending balance as of Dec. 31, 2009	$271

At Dec. 31, 2009, assets amounting to $40.1 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $29.9 billion of securities, $6.7 billion of interest-bearing deposits with banks and $3.5 billion of loans. Also included in these pledged assets was securities available-for-sale of $120 million which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. We obtain securities under resale, securities borrowed and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2009, the market value of the securities received that can be sold or repledged was $30.0 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2009, the market value of collateral repledged and sold was $899 million.

6. Loans

The table below provides the details of our loan distribution and industry concentrations of credit risk at Dec. 31, 2009 and 2008:

Loans by product	Dec. 31,
(in millions)	2009	2008
Domestic:
Commercial and industrial loans	$3,280	$6,537
Real estate loans:
Construction and land development	533	812
Other, principally commercial mortgages	721	1,197
Collateralized by residential properties	5,567	5,489
Banks and other financial institutions	1,517	3,376
Loans for purchasing or carrying securities	3,826	4,099
Lease financings	2,450	2,754
Less: Unearned income on lease financings	(754)	(902)
Wealth loans	3,354	1,866
Margin loans	4,657	3,977
Other (primarily overdrafts)	3,780	4,152
Total domestic	28,931	33,357
Foreign:
Commercial and industrial loans	517	668
Banks and other financial institutions	4,947	4,714
Lease financings	3,344	4,088
Less: Unearned income on lease financings	(1,528)	(1,934)
Government and official institutions	64	1,437
Other (primarily overdrafts)	414	1,064
Total foreign	7,758	10,037
Less: Allowance for loan losses	(503)	(415)
Net loans	$36,186	$42,979

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $4 million, $12 million and $35 million at Dec. 31, 2009, 2008, and 2007 respectively. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

112     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses

(in millions)	Allowance for loan losses	Allowance for lending- related commitments	Allowance for credit losses
Balance at Dec. 31, 2006 (a)	$287	$150	$437
Acquisition	43	87	130
Charge-offs: (b)
Commercial	(16)	(6)	(22)
Leasing	(36)	-	(36)
Foreign	(19)	-	(19)
Other	(1)	-	(1)
Total charge-offs	(72)	(6)	(78)
Recoveries: (b)
Commercial	1	-	1
Leasing	13	-	13
Foreign	1	-	1
Total recoveries	15	-	15
Net charge-offs	(57)	(6)	(63)
Provision for credit losses (b)	54	(65)	(11)
Transferred to discontinued operations	-	1	1
Balance at Dec. 31, 2007	$327	$167	$494 (c)
Charge-offs:
Commercial	(30)	-	(30)
Commercial real estate	(15)	-	(15)
Foreign	(17)	-	(17)
Other residential mortgages	(20)	-	(20)
Wealth management	(1)	-	(1)
Total charge-offs	(83)	-	(83)
Recoveries:
Commercial	2	-	2
Leasing	3	-	3
Foreign	4	-	4
Other	1	-	1
Total recoveries	10	-	10
Net charge-offs	(73)	-	(73)
Disposition/other	(21)	(2)	(23)
Provision for credit losses	154	(50)	104
Transferred to discontinued operations	28	(1)	27
Balance at Dec. 31, 2008	$415	$114	$529 (c)
Charge-offs:
Commercial	(124)	-	(124)
Commercial real estate	(31)	-	(31)
Other residential mortgages	(60)	-	(60)
Wealth management	(1)	-	(1)
Total charge-offs	(216)	-	(216)
Recoveries:
Leasing	1	-	1
Other	1	-	1
Total recoveries	2	-	2
Net charge-offs	(214)	-	(214)
Provision for credit losses	319	13	332
Transferred to discontinued operations	(17)	(2)	(19)
Balance at Dec. 31, 2009 (c)	$503	$125	$628 (c)
(a)	Reflects legacy The Bank of New York Company, Inc. only.
(b)	Reflects six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(c)	The allowance for credit losses at Dec. 31, 2009 excludes discontinued operations. The allowance for credit losses includes discontinued operations of $35 million at Dec. 31, 2008 and $17 million at Dec. 31, 2007.

The table below sets forth information about our nonperforming assets and impaired loans.

Nonperforming assets and impaired loans

	Dec. 31,
(in millions)	2009	2008	2007
Loans:
Other residential mortgages	$190	$97	$20
Financial institutions	172	41	24
Commercial	65	14	15
Commercial real estate	61	130	40
Wealth management	58	2	-
Total domestic	546	284	99
Foreign	-	-	87
Total nonperforming loans	546	284	186
Other assets owned	4	8	4
Total nonperforming assets (a)	$550	$292	$190

Impaired loans with an allowance	$303	$165	$141
Impaired loans without an allowance (b)	42	21	17
Total impaired loans (c)	$345	$186	$158
Allowance for impaired loans (d)	$51	$51	$34
Average balance of impaired loans during the year	216	178	27
Interest income recognized on impaired loans during the year	2	-	-
(a)	Nonperforming assets at Dec. 31, 2009 exclude discontinued operations. Nonperforming assets at Dec. 31, 2008 and Dec. 31, 2007 include discontinued operations of $96 million and $18 million, respectively.
(b)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(c)	Total impaired loans at Dec. 31, 2009 exclude discontinued operations. Total impaired loans include discontinued operations of $93 million at Dec. 31, 2008 and $17 million at Dec. 31, 2007.
(d)	The allowance for impaired loans is included in the allowance for loan losses.

Past due loans still accruing interest at year-end

(in millions)	2009	2008	2007
Domestic:
Consumer	$93	$27	$-
Commercial	338	315	343
Total domestic	431	342	343
Foreign	-	-	-
Total past due loans (a)	$431	$342	$343
(a)	Past due loans at Dec. 31, 2009 exclude discontinued operations. There were no past due loans at Dec. 31, 2008 and 2007 included in discontinued operations.

BNY Mellon     113

Notes to Consolidated Financial Statements (continued)

Lost interest	Dec. 31,
(in millions)	2009	2008	2007
Amount by which interest income recognized on nonperforming loans exceeded reversals:
Total	$2	$-	$1
Foreign	1	-	-
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:
Total (a)	$10	$12	$6
Foreign	1	-	2
(a)	Lost interest excludes discontinued operations for 2009. Lost interest includes discontinued operations of $5 million in 2008 and less than $1 million in 2007.

At Dec. 31, 2009, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

We use the discounted cash flow method as the primary method for valuing impaired loans.

7. Goodwill and intangible assets

Goodwill

The level of goodwill increased in 2009 due to foreign exchange translation on non-U.S. dollar denominated goodwill and the Insight acquisition, partially offset by the transfer of goodwill to discontinued operations. Goodwill impairment testing is performed annually at the business segment level.

The table below provides a breakdown of goodwill by business segment.

Goodwill by segment (in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Other		Total
Balance at Dec. 31, 2007	$7,054	$2,362	$3,291	$2,413	$1,119	$92	$-		$16,331
Acquisitions/dispositions	184	-	(11)	52	(50)	-	(178)		(3)
Transfer between segments (a)	-	(255)	-	-	-	-	255		-
Foreign exchange translation	(501)	-	(162)	(4)	(51)	-	-		(718)
Other (b)	481	(413)	242	2	(116)	31	61		288
Balance at Dec. 31, 2008	$7,218	$1,694	$3,360	$2,463	$902	$123	$138		$15,898
Acquisitions	202	-	-	-	-	-	-		202
Foreign exchange translation	174	-	37	14	15	-	-		240
Transferred to discontinued operations	-	-	-	-	-	-	(128	) (c)	(128)
Other (b)	15	9	-	11	1	4	(3)		37
Balance at Dec. 31, 2009	$7,609	$1,703	$3,397	$2,488	$918	$127	$7		$16,249
(a)	Transfer reflects the movements of M1BB and MUNB to the Other segment from the Wealth Management segment.
(b)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.
(c)	Includes a $50 million goodwill impairment recorded in the first quarter of 2009. No goodwill impairment was recorded in 2008 or 2007.

Intangible assets

Intangible assets not subject to amortization are tested annually for impairment or more often if events or circumstances indicate they may be impaired. The decrease in intangible assets in 2009 compared with 2008 resulted from intangible amortization partially offset by the Insight acquisition and foreign exchange translation on non-U.S. dollar denominated intangible assets.

Intangible amortization expense was $426 million, $473 million and $314 million in 2009, 2008 and 2007 respectively. No impairment losses were recorded on intangible assets in 2009 or 2008.

The table below provides a breakdown of intangible assets by business segment.

114     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Intangible assets—net carrying amount by segment
(in millions)	Asset Management	Wealth Management		Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Other		Total
Net carrying amount at Dec. 31, 2007	$3,364	$643		$505	$919	$710	$261	$-		$6,402
Acquisitions/dispositions	27	-		(2)	19	10	-	(22)		32
Transfer between segments	-	(37)		-	-	-	-	37		-
Amortization	(255)	(60	) (a)	(24)	(80)	(26)	(27)	(10	) (a)	(482	) (a)
Foreign exchange translation	(130)	-		(12)	(6)	(7)	-	-		(155)
Other (b)	(411)	(206)		(165)	(18)	12	(5)	852		59
Net carrying amount at Dec. 31, 2008	$2,595	$340		$302	$834	$699	$229	$857		$5,856
Acquisitions	111	-		-	11	-	-	-		122
Amortization	(219)	(45)		(28)	(81)	(27)	(25)	(1)		(426)
Foreign exchange translation	44	-		1	2	2	(1)	-		48
Transferred to discontinued operations	-	-		-	-	-	-	(4)		(4)
Other (b)	(1)	-		6	(13)	-	-	-		(8)
Net carrying amount at Dec. 31, 2009	$2,530	$295		$281	$753	$674	$203	$852		$5,588
(a)	Includes discontinued operations.
(b)	Other changes in intangible assets primarily reflect reclassifications.

Intangible assets	Dec. 31, 2009				Dec. 31, 2008
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships-Asset and Wealth Management	$2,060	$(724)	$1,336	13 yrs.	$1,923	$(463)	$1,460
Customer contracts-Institutional services	2,039	(561)	1,478	14 yrs.	2,051	(413)	1,638
Deposit premiums	49	(41)	8	2 yrs.	68	(43)	25
Other	98	(30)	68	7 yrs.	89	(20)	69
Total subject to amortization	$4,246	$(1,356)	$2,890	13 yrs.	$4,131	$(939)	$3,192
Not subject to amortization: (a)
Trade name	$1,368	N/A	$1,368	N/A	$1,358	N/A	$1,358
Customer relationships	1,320	N/A	1,320	N/A	1,306	N/A	1,306
Other	10	N/A	10	N/A	-	N/A	-
Total not subject to amortization	$2,698	N/A	$2,698	N/A	$2,664	N/A	$2,664
Total intangible assets	$6,944	$(1,356)	$5,588	N/A	$6,795	$(939)	$5,856
(a)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2010	$389
2011	363
2012	339
2013	293
2014	262

BNY Mellon     115

Notes to Consolidated Financial Statements (continued)

8. Other assets

Other assets
	Dec. 31,
(in millions)	2009		2008
Corporate/bank owned life insurance	$3,900		$3,781
Accounts receivable	3,528		3,715
Equity in joint ventures and other investments (a)	2,816		2,421
Income taxes receivable	1,867		342
Prepaid expenses	1,089	(b)	422
Fails to deliver	911		1,394
Prepaid pension assets	714		371
Software	595		607
Due from customers on acceptances	502		265
Margin deposits	459		1,275
Other	356		430
Total other assets	$16,737		$15,023
(a)	Includes Federal Reserve Bank stock of $397 million and $342 million, respectively, at cost.
(b)	Includes $295 million related to the prepayment of the quarterly fees to the FDIC.

Seed capital and private equity investments valued using net asset value per share

In our Asset Management segment, we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors; as part of that activity we make seed capital investments in certain funds. Seed capital is included in trading assets, securities available-for-sale and other assets depending on the nature of the investment. BNY Mellon also holds private equity investments which consist of investments in private equity funds, mezzanine financings and direct equity investments. Private equity investments are included in other assets. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to private equity investments.

The fair value of these investments has been estimated using the net asset value (“NAV”) per share of BNY Mellon’s ownership interest in the funds. The table below presents information about BNY Mellon’s investments in seed capital and private equity investments.

Seed capital and private equity investments valued using NAV – Dec. 31, 2009
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Hedge funds (a)	$172	$-	Monthly-quarterly	3 - 45 days
Private equity funds (b)	187	53	N/A	N/A
Other funds (c)	263	-	Monthly-yearly	(c	)
Total	$622	$53
(a)	Hedge funds include multi-strategy funds that utilize a variety of investment strategies and equity long-short hedge funds that include various funds that invest over both long-term investment and short-term investment horizons.
(b)	Private equity funds primarily include numerous venture capital funds that invest in various sectors of the economy. Private equity funds do not have redemption rights. Distributions from such funds will be received as the underlying investments in the funds are liquidated.
(c)	Other funds primarily include: an absolute return unit trust investing in global currencies and interest rate strategies with a monthly redemption frequency and no notice period; a global special situations fund investing in distressed debt with a quarterly redemption frequency and no notice period; an emerging markets fund that invests in emerging market bonds and other debt instruments with no redemption provisions; an event-driven offshore fund of funds that employs a variety of event-driven strategies and techniques with a yearly redemption frequency and 90 days notice; as well as various other market neutral, leveraged loans, real estate and structured credit funds.

9. Deposits

The aggregate amount of time deposits in denominations of $100,000 or greater was approximately $34.0 billion at Dec. 31, 2009 and $57.1 billion at Dec. 31, 2008. At Dec. 31, 2009, the scheduled maturities of all time deposits for the years 2010 through 2014 and 2015 and thereafter are as follows: $34.1 billion; $30 million; $15 million; $2 million; $21 million; and $7 million, respectively.

10. Other fee revenue

In 2009, other fee revenue included $76 million of asset related gains, and $31 million of expense reimbursement from joint ventures. Asset related gains in 2009 include the $39 million gain associated with the sale of VISA shares.

In 2008, other fee revenue included $45 million of asset related gains and $29 million of expense reimbursement from joint ventures. Asset related

116     BNY Mellon

Notes to Consolidated Financial Statements (continued)

gains in 2008 included a $42 million gain associated with the initial public offering by VISA.

In 2007, other fee revenue included $58 million of expense reimbursements from joint ventures, $41 million of net economic value payments related to the Acquired Corporate Trust Business, and a $28 million settlement received for early termination of a contract with a clearing business.

11. Net interest revenue

Net interest revenue
(in millions)	2009	2008	2007 (a)
Interest revenue
Non-margin loans	$874	$1,027	$1,826
Margin loans	69	183	332
Securities:
Taxable	1,718	2,210	1,865
Exempt from federal income taxes	30	35	18
Total securities	1,748	2,245	1,883
Other short-term investments—U.S. government-backed commercial paper	9	71	-
Deposits in banks	683	1,753	1,242
Deposits with the Federal Reserve and other central banks	43	27	-
Federal funds sold and securities purchased under resale agreements	31	149	289
Trading assets	50	69	98
Total interest revenue	3,507	5,524	5,670
Interest expense
Deposits in domestic offices	54	328	566
Deposits in foreign offices	117	1,437	1,812
Borrowings from Federal Reserve related to ABCP	7	53	-
Federal funds purchased and securities sold under repurchase agreements	-	46	110
Other borrowed funds	42	90	91
Customer payables	6	69	177
Long-term debt	366	642	669
Total interest expense	592	2,665	3,425
Net interest revenue	$2,915	$2,859	$2,245
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

12. Selected noninterest expense categories

The following table provides a breakdown of certain expense categories presented on the consolidated income statement.

Selected noninterest expense categories
(in millions)	2009		2008		2007 (a)
Sub-custodian	$203		$255	(b)	$223	(b)
Clearing	117		80		183
Total sub-custodian and clearing	$320		$335	(b)	$406	(b)

Communications	$115		$127		$108
Support agreement charges	(15)		894		3
Other	737	(c)	801		523
Total other	$837		$1,822		$634
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	In 2009, global sub-custodian out-of-pocket expense related to client reimbursements was reclassified from sub-custodian expense to asset servicing revenue. This reclassification totaled $22 million in 2008 and $23 million in 2007.
(c)	Includes $61 million of FDIC special assessment recorded in 2009.

In 2008, we recorded support agreement charges of $894 million. In response to market events in 2008, we voluntarily provided support to clients invested in money market mutual funds, cash sweep funds and similar collective funds managed by our affiliates impacted by the Lehman bankruptcy.

In 2009, we recorded a credit to support agreement charges of $15 million. This credit reflects a reduction in the support agreement reserve primarily due to improved pricing of Lehman securities, primarily offset by the final support agreement charge for four Dreyfus money market funds entered into in 2008. The agreements supporting the Dreyfus money market funds expired and were completed in 2009. At Dec. 31, 2009, the value of Lehman securities increased to 19.5% from 9.75% at Dec. 31, 2008.

13. Restructuring charges

Global location strategy

As part of an ongoing effort to improve efficiency and develop a global operating model that provides the highest quality of service to our clients, BNY Mellon continues to execute its global location strategy. This strategy includes migrating positions to our global growth centers and is expected to result in moving and/or eliminating over 2,300 positions in 2010. In the fourth quarter of 2009, we recorded a pre-tax restructuring charge of $139 million, or $0.08 per common share on a full-year basis. This charge was comprised of $102 million for severance costs and $37 million primarily for asset write-offs, and expense related to the closing of offices.

BNY Mellon     117

Notes to Consolidated Financial Statements (continued)

Workforce reduction program

In the fourth quarter of 2008, we announced that, due to weakness in the global economy, we would reduce our workforce by approximately 4%, or an estimated 1,800 positions, and as a result, recorded a pre-tax restructuring charge of $181 million. In 2009, we recorded additional charges of $11 million associated with this workforce reduction.

As of Dec. 31, 2009, we have reduced our workforce by approximately 1,500 positions, and expect to complete the remainder of the program in the first half of 2010. Severance payments related to these positions are primarily paid over the salary continuance period in accordance with the separation plan.

The restructuring charges are recorded as a separate line on the income statement.

The following tables present the activity in the restructuring reserves through Dec. 31, 2009.

Global location strategy – restructuring charge reserve activity	Severance	Asset write-offs/other	Total
(in millions)
Original restructuring charge	$102	$37	$139
Utilization	-	(23)	(23)
Balance at Dec. 31, 2009	$102	$14	$116

Workforce reduction program – restructuring charge reserve activity	Severance	Stock-based incentive acceleration	Other compensation costs	Other non-personnel expenses	Total
(in millions)
Original restructuring charge	$166	$9	$5	$1	$181
Additional charges/(recovery)	4	(2)	(1)	10	11
Utilization	(105)	(7)	(4)	(11)	(127)
Balance at Dec. 31, 2009	$65	$-	$-	$-	$65

The restructuring charges for 2009 and 2008 are presented below by business segment. The charges were recorded in the Other segment as these restructurings were corporate initiatives and not directly related to the operating performance of these segments.

Global location strategy 2009 – restructuring charge by segment
(in millions)	2009
Asset management	$32
Asset servicing	34
Issuer services	18
Wealth management	8
Treasury services	8
Clearing services	8
Other (including shared services)	31
Total restructuring charge	$139

Workforce reduction program 2008 – restructuring charge by segment
(in millions)	2009	2008
Asset management	$9	$64
Asset servicing	(4)	34
Issuer services	(2)	15
Wealth management	-	13
Treasury services	4	6
Clearing services	-	6
Other (including shared services)	4	43
Total restructuring charge	$11	$181

118     BNY Mellon

Notes to Consolidated Financial Statements (continued)

14. Income taxes

Provision (benefit) for income taxes from continuing operations
	Year ended Dec. 31,
(in millions)	2009	2008	2007 (a)
Current taxes:
Federal	$289	$840	$788
Foreign	185	488	237
State and local	101	420	108
Total current tax expense	575	1,748	1,133
Deferred taxes:
Federal	(1,676)	(860)	(97)
Foreign	-	(1)	(9)
State and local	(294)	(396)	(40)
Total deferred tax expense (benefit)	(1,970)	(1,257)	(146)
Provision (benefit) for income taxes	$(1,395)	$491	$987
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

The components of income (loss) before taxes are as follows:

Components of income (loss) before taxes
	Year ended Dec. 31,
(in millions)	2009	2008	2007 (a)
Domestic	$(3,022)	$217	$2,144
Foreign	814	1,729	1,071
Income (loss) before taxes	$(2,208)	$1,946	$3,215
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

The components of our net deferred tax liability included in accrued taxes and other expenses are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2009	2008
Depreciation and amortization	$2,725	$2,666
Lease financings	1,197	1,411
Pension obligations	277	146
Securities valuation	(2,112)	(2,360)
Reserves not deducted for tax	(736)	(1,351)
Credit losses on loans	(368)	(224)
Net operating loss carryover	(163)	(189)
Other assets	(838)	(468)
Other liabilities	738	433
Net deferred tax liability	$720	$64

We have federal net operating loss carryovers of $466 million (for which we have recorded a $163 million tax benefit) related to a separate filing of a group of certain leasing subsidiaries which begin to expire in 2023. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2009, we had approximately $1.9 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no provision has been recorded for income tax that would occur if repatriated. It is not practicable at this time to determine the income tax liability that would result upon repatriation of these earnings.

The following table presents a reconciliation of the statutory federal income tax rate to our effective income tax rate applicable to income from continuing operations.

Effective tax rate	Dec. 31,
	2009	2008	2007
Federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	4.5	4.0	1.3
Credit for low-income housing investments	2.6	(2.7)	(1.0)
Tax-exempt income	2.9	(3.4)	(1.6)
Foreign operations	3.5	(13.0)	(3.2)
Tax settlements	4.0	6.8	-
Tax loss on mortgages	10.8	-	-
Credit for synthetic fuel investments	-	0.1	(0.7)
Other – net	(0.1)	(1.6)	0.9
Effective rate	63.2%	25.2%	30.7%

FIN 48 Unrecognized tax positions
(in millions)	2009	2008	2007
Beginning balance at Jan. 1, – gross	$189	$977	$842
Unrecognized tax benefits acquired	-	(2)	44
Prior period tax positions:
Increases	225	832	91
Decreases	(30)	(155)	(5)
Current period tax positions	10	75	5
Settlements	(58)	(1,538)	-
Statute expiration	(1)	-	-
Ending balance at Dec. 31, – gross	$335	$189	$977

Our total tax reserves as of Dec. 31, 2009 were $335 million compared with $189 million at Dec. 31, 2008. If these tax reserves were unnecessary, $335 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2009 is accrued interest, where applicable, of $80 million. The additional tax expense related to interest for the year ended Dec. 31, 2009 was $89 million

BNY Mellon     119

Notes to Consolidated Financial Statements (continued)

compared with $248 million for the year ended Dec. 31, 2008.

Our federal consolidated income tax returns are closed to examination through 2002. Our New York State and New York City return examinations have been completed through 2004. Our United Kingdom income tax returns are closed through 2007.

15. Extraordinary (loss) – consolidation of commercial paper conduits

At the end of 2008 and 2007, we called the first loss notes of Old Slip and TRFC, respectively, making us the primary beneficiary and triggering the consolidation of these commercial paper conduits. The consolidation of these conduits resulted in the recognition of extraordinary losses (non-cash accounting charges) of $26 million after-tax, or $0.02 per common share in 2008, associated with Old Slip, and $180 million after-tax, or $0.19 per common share in 2007, associated with TRFC.

16. Long-term debt

Long-term debt	Dec. 31, 2009			Dec. 31, 2008
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	3.10-6.92%	2011-2020	$7,949	3.25-6.38%	$5,605
Floating rate	0.05-0.69%	2010-2038	2,869	1.27-3.26%	2,704
Subordinated debt (a)	4.40-7.40%	2010-2033	4,795	3.27-7.40%	5,890
Junior subordinated debentures (a)	5.95-7.78%	2026-2043	1,621	5.95-7.78%	1,666
Total			$17,234		$15,865
(a)	Fixed rate.

The aggregate amounts of notes and debentures that mature during the five years 2010 through 2014 for BNY Mellon are as follows: $1.85 billion, $1.31 billion, $3.45 billion, $1.51 billion and $2.29 billion. At Dec. 31, 2009, subordinated debt aggregating $1.61 billion was redeemable at our option as follows: $1.07 billion in 2010; $275 million in 2011; and $259 million after 2011.

Junior subordinated debentures

Wholly owned subsidiaries of BNY Mellon (the “Trusts”) have issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures (“Trust Preferred Securities”). The sole assets of each trust are our junior subordinated deferrable interest debentures of BNY Mellon whose maturities and interest rates match the Trust Preferred Securities. Our obligations under the agreements that relate to the Trust Preferred Securities, the Trusts and the debentures constitute a full and unconditional guarantee by us of the Trusts’ obligations under the Trust Preferred Securities. The assets for Mellon Capital IV are currently (i) our remarketable 6.044% junior subordinated notes due 2043, and (ii) interests in stock purchase contracts between Mellon Capital IV and us. On the “stock purchase date”, as defined in the prospectus supplement for the Trust Preferred Securities of Mellon Capital IV, the sole assets of the trust will be shares of a series of our non-cumulative perpetual preferred stock.

120     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table sets forth a summary of the Trust Preferred Securities issued by the Trusts as of Dec. 31, 2009:

Trust Preferred Securities at Dec. 31, 2009 (dollar amounts in millions)	Amount	Interest rate	Assets of trust (a)	Due date	Call date	Call price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	102.72	% (b)
BNY Capital IV	200	6.88	206	2028	2004	Par
BNY Capital V	350	5.95	361	2033	2008	Par
MEL Capital III (c)	323	6.37	309	2036	2016	Par
MEL Capital IV	500	6.24	501	-	2012	Par
Total	$1,673		$1,686
(a)	Junior subordinated debentures and interest in stock purchase contracts for Mellon Capital IV.
(b)	Call price decreases ratably to par in the year 2016.
(c)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.62 to £1, the rate of exchange on Dec. 31, 2009.

We have the option to shorten the maturity of BNY Capital IV to 2013 or extend the maturity to 2047. The BNY Capital Preferred Trust Securities have been converted to floating rate via interest rate swaps.

17. Securitizations and variable interest entities

Investment securities portfolio securitization

In 2009, we securitized approximately $5.0 billion, fair value, of our investment securities portfolio into a Grantor Trust. The Grantor Trust contains Alt-A, prime and subprime RMBS which were written down to fair value as part of the restructuring of the investment securities portfolio. As a result of this transaction, we received approximately $771 million (before expenses) in cash for Class A Notes that were sold to third parties and retained Class B certificates with a fair value of approximately $4.2 billion. BNY Mellon did not securitize any assets during 2008.

Other securitizations

In 2000, we purchased Dreyfus Institutional Reserves Money Fund shares and sold the right to receive the principal value of the shares in 2021 in a securitization transaction and retained the rights to receive the ongoing dividends from the shares.

In 2003, we securitized quarterly variable rate municipal bonds, which are Aa3/AAA insured bonds issued by borrowers rated no lower than A2/A+ by Moody’s Investor Services and Standard & Poors. No gain or loss was recognized on this transaction.

Our retained interests in these securitizations at Dec. 31, 2009 and 2008, are approximately $153 million and $234 million, respectively, which represents our maximum exposure to the securitizations.

Variable Interest Entities

Guidance on “Consolidation of Variable Interest Entities”, included in ASC 810 applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a Variable Interest Entity (“VIE”) is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns or both, as a result of holding variable interests. BNY Mellon is required to consolidate entities for which it is the primary beneficiary.

BNY Mellon’s VIEs generally include retail, institutional and alternative investment funds offered to its retail and institutional customers. BNY Mellon may provide start-up capital in its new funds and also earns fund management fees. Performance fees are also earned on certain funds. BNY Mellon is not contractually required to provide financial or any other support to its VIEs. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest.

Primary beneficiary calculations are prepared in accordance with ASC 810 – Consolidation. This evaluation includes estimates of ranges and probabilities of losses and returns from the funds. The calculated expected gains and expected losses are allocated to the variable interest holders of the funds, which are generally the fund’s investors and which may include BNY Mellon, in order to determine which entity is required to consolidate the VIE, if any.

BNY Mellon     121

Notes to Consolidated Financial Statements (continued)

The start up capital invested in our Asset Management VIEs as of Dec. 31, 2009 and 2008, has been included in our financial statements as shown below:

Other VIEs at Dec. 31, 2009 (in millions)	Assets	Liabilities	Maximum loss exposure
Trading	$28	$-	$28
Available-for-sale	138	-	138
Other	281	-	281
Total	$447	$-	$447

Other VIEs at Dec. 31, 2008 (in millions)	Assets	Liabilities	Maximum loss exposure
Trading	$26	$-	$26
Available-for-sale	102	-	102
Other	272	-	272
Total	$400	$-	$400

BNY Mellon voluntarily provided limited credit support to certain money market, collective, commingled and separate account funds (the “Funds”). Entering into such support agreements represents an event under ASC 810, and is subject to its interpretations.

In analyzing the Funds for which credit support was provided, it was determined that interest rate risk and credit risk are the two main risks that the Funds are designed to create and pass through to their investors. Accordingly, interest rate and credit risk were analyzed to determine if BNY Mellon was the primary beneficiary of each of the Funds.

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

BNY Mellon’s analysis of the credit risk variability and interest rate risk variability associated with the supported Funds resulted in BNY Mellon not being the primary beneficiary and therefore the Funds were not consolidated.

The table below shows the financial statement items related to non-consolidated VIEs to which we have provided credit support agreements at Dec. 31, 2009 and 2008.

Credit supported VIEs at Dec. 31, 2009 (in millions)	Assets	Liabilities	Maximum loss exposure
Other	$-	$14	$40

Credit supported VIEs at Dec. 31, 2008 (in millions)	Assets	Liabilities	Maximum loss exposure
Other	$-	$248	$142

Certain funds have been created solely with securities that are subject to credit support agreements where we have agreed to absorb the majority of loss. Accordingly, these funds have been consolidated into BNY Mellon and have affected the following financial statement items at Dec. 31, 2009 and 2008.

Consolidated VIEs at Dec. 31, 2009 (in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$47	$-	$47
Other	-	190	46
Total	$47	$190	$93

Consolidated VIEs at Dec. 31, 2008 (in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$26	$-	$26
Other	24	353	47
Total	$50	$353	$73

The maximum loss exposure shown above for the credit support agreements provided to BNY Mellon’s VIEs primarily reflects a complete loss on the Lehman Brothers Holdings Inc. securities for BNY Mellon’s clients that accepted our offer of support. As of Dec. 31, 2009, BNY Mellon recorded $157 million in liabilities related to its VIEs for which credit support agreements were provided.

18. Shareholders’ equity

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share, 100 million authorized shares of preferred stock with a par value of $0.01 per share, of which 3 million were authorized shares of Series B preferred stock with a liquidation preference of $1,000 per share and a par value of $0.01 per share issued pursuant to our participation in the TARP Capital Purchase Program.

122     BNY Mellon

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2009, 1,207,834,714 shares of common stock were outstanding. There were no shares of preferred stock outstanding at Dec. 31, 2009.

Troubled Asset Relief Program

In October 2008, the U.S. government announced the TARP CPP authorized under the EESA. The intention of this program is to encourage U.S. financial institutions to build capital, to increase the flow of financing to U.S. businesses and consumers and to support the U.S. economy.

As part of this program, BNY Mellon agreed to issue and sell to the U.S. Treasury preferred stock and a warrant to purchase shares of common stock in accordance with the terms of the CPP for an aggregate purchase price of $3 billion. As a result, on Oct. 28, 2008, we issued 3 million shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B and a warrant for common stock to the U.S. Treasury.

The $3 billion proceeds received from the U.S. Treasury were allocated between the Fixed Rate Cumulative Perpetual Preferred Stock, Series B and a warrant for common stock based on the relative fair values of the preferred stock and warrant at the time of issuance.

In June 2009, BNY Mellon repurchased the 3 million shares of its Series B preferred stock for its $3 billion liquidation value. BNY Mellon recorded an after-tax redemption charge of $196.5 million in 2009, representing the difference between the amortized cost of the Series B preferred stock and the repurchase price.

On Aug. 5, 2009, BNY Mellon repurchased for $136 million the warrant for 14,516,129 shares of our common stock.

Common stock repurchase program

On Dec. 18, 2007, our Board of Directors authorized the repurchase of up to 35 million shares of common stock. There were no shares repurchased under this program in 2009.

At Dec. 31, 2009, 33.8 million shares were available for repurchase under the December 2007 program. There is no expiration date on this repurchase program.

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

As of Dec. 31, 2009 and 2008, the Parent and our bank subsidiaries were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets). The following table presents the components of our Tier 1 and total risk-based capital, as well as our consolidated and largest bank subsidiary capital ratios at Dec. 31, 2009 and 2008.

Risk-based and leverage capital ratios (a)(b)
	Dec. 31,
(dollars in millions)	2009	2008
Tier 1 capital:
Common shareholders’ equity	$28,977	$25,264
Series B preferred stock	-	2,786
Trust-preferred securities	1,686	1,654
Adjustments for:
Goodwill and other intangibles (c)	(19,437)	(19,312)
Pensions	1,070	1,010
Securities valuation allowance	619	4,035
Merchant banking investment	(32)	(35)
Total Tier 1 capital	12,883	15,402
Tier 2 capital:
Qualifying unrealized gains on equity securities	3	-
Qualifying subordinate debt	3,429	3,823
Qualifying allowance for credit losses	665	529
Total Tier 2 capital	4,097	4,352
Total risk-based capital	$16,980	$19,754
Total risk-weighted assets	$106,328	$116,713
Consolidated capital ratios:
Tier 1	12.1%	13.2%
Total capital	16.0	16.9
Leverage	6.5	6.9
Largest bank capital ratios:
Tier 1	11.2%	11.2%
Total capital	15.0	14.7
Leverage	6.3	5.9
(a)	For a banking institution to qualify as “well capitalized”, its Tier 1, Total (Tier 1 plus Tier 2) and leverage capital ratios must be at least 6%, 10% and 5%, respectively. To qualify as “adequately capitalized”, Tier 1, Total and leverage capital ratios must be at least 4%, 8% and 3%, respectively.
(b)	On a regulatory basis and including discontinued operations.
(c)	Reduced by deferred tax liabilities of $2.4 billion at both Dec. 31, 2009 and 2008 associated with non-tax deductible identifiable intangible assets and tax deductible goodwill.

BNY Mellon     123

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2009, we had approximately $1.7 billion of trust-preferred securities outstanding, net of issuance costs, all of which qualified as Tier 1 capital.

If a bank holding company or bank fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed. At Dec. 31, 2009, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the well capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2009
(in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$6,503	$4,708
Total capital	6,347	4,538
Leverage	3,041	2,069

19. Comprehensive results

	Foreign currency translation	ASC 820 Adjustments		Unrealized gain (loss) on assets available for sale	Unrealized gain (loss) on cash flow hedges (a)	Total accumulated unrealized gain (loss)
		Pensions	Other post- retirement benefits
2007 beginning balance, net of tax (expense) benefit	$(64)	$(194)	$(76)	$16	$26	$(292)
Change in 2007, net of tax (expense) benefit of $(36), $(41), $(5), $218, $10	75	46	3	(339)	(16)	(231)
Reclassification adjustment, net of tax (expense) benefit of $ -, $ -, $- $13, $4	-	-	-	(19)	(7)	(26)
2007 total unrealized gain (loss)	75	46	3	(358)	(23)	(257)
2007 ending balance, net of tax (expense) benefit	$11	$(148)	$(73)	$(342)	$3	$(549)
Change in 2008, net of tax (expense) benefit of $(113), $566, $(6), $3,359, $(1)	(374)	(808)	7	(4,694)	45	(5,824)
Reclassification adjustment, net of tax (expense) benefit of $ -,$ -, $ -, $(645), $1	-	-	-	983	(11)	972
2008 total unrealized gain (loss)	(374)	(808)	7	(3,711)	34	(4,852)
2008 ending balance, net of tax (expense) benefit	$(363)	$(956)	$(66)	$(4,053)	$37	$(5,401)
Adjustments for the cumulative effect of applying ASC 320, net of taxes of $-, $-, $-, $470, $-	-	-	-	(676)	-	(676)
Adjusted balance at Jan. 1, 2009	(363)	(956)	(66)	(4,729)	37	(6,077)
Change in 2009, net of tax (expense) benefit of $(82), $14, $(34), $(489), $(1)	227	(46)	(1)	762	(16)	926
Reclassification adjustment, net of tax (expense) benefit $-, $-, $-, $(2,022), $-	-	-	-	3,348	(32)	3,316
2009 total unrealized gain (loss)	227	(46)	(1)	4,110	(48)	4,242
2009 ending balance, net of tax (expense) benefit	$(136)	$(1,002)	$(67)	$(619)	$(11)	$(1,835)
(a)	Includes unrealized gain (loss) on foreign currency cash flow hedges of $(1) million, $7 million and $4 million at Dec. 31, 2009, Dec. 31, 2008 and Dec. 31, 2007, respectively.

20. Stock–based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (RSUs) and other stock-based awards to employees of BNY Mellon. At Dec. 31, 2009, under the Long-Term Incentive Plan approved in April 2008, we may issue 49,558,147 new options. Of this amount, 23,365,162 shares may be issued as restricted stock or RSUs. Stock option expense related to retirement eligibility vesting totaled $16 million in 2009 and $32 million in 2008, respectively.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and ten years from the date of grant.

The compensation cost that has been charged against income was $86 million, $108 million and $66 million for 2009, 2008 and 2007, respectively. The total income tax benefit recognized in the income statement was $35 million, $44 million and $27 million for 2009, 2008 and 2007, respectively.

124     BNY Mellon

Notes to Consolidated Financial Statements (continued)

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2009	2008	2007
Dividend yield	3.1%	2.2%	2.4%
Expected volatility	34	27	23
Risk-free interest rate	2.22	2.91	4.46
Expected option lives (in years)	6	6	6

For 2009 and 2008, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.
•	We use historical data to estimate option exercises and employee terminations within the valuation model.
•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.
•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2009, 2008, and 2007, and changes during the years ended on those dates, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted- average remaining contractual term (in years)
Balance at Dec. 31, 2006	60,738,954	$38.79
Mellon Financial conversion, July 1	31,649,426	35.97
Granted	8,028,880	41.61
Exercised	(14,479,352)	33.13
Canceled	(1,828,205)	45.98
Balance at Dec. 31, 2007	84,109,703	$38.82
Granted	13,767,590	43.90
Exercised	(5,414,860)	33.89
Canceled	(2,936,268)	44.25
Balance at Dec. 31, 2008	89,526,165	39.72
Granted	15,574,075	18.82
Exercised	(671,342)	24.51
Canceled	(9,341,743)	40.14
Balance at Dec. 31, 2009	95,087,155	$36.36	5.1
Vested and expected to vest at Dec. 31, 2009	94,013,581	$36.46	5.1
Exercisable at Dec. 31, 2009	65,703,148	$38.96	3.6

	2009	2008	2007
Weighted-average fair value of options at grant date	$4.59	$10.33	$8.96
Aggregate intrinsic value (in millions)
-Outstanding at Dec. 31,	$167	$31	$875
-Exercisable at Dec. 31,	$26	$31	$701

BNY Mellon     125

Notes to Consolidated Financial Statements (continued)

Stock options outstanding at Dec. 31, 2009

	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding at Dec. 31, 2009	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Exercisable at Dec. 31, 2009	Weighted- average exercise price
$18 to 31	27,550,321	6.59	$22.38	12,603,102	$26.91
31 to 41	30,711,282	5.00	$37.12	26,312,948	$36.70
41 to 51	30,876,095	4.70	$44.09	20,837,641	$43.93
51 to 60	5,949,457	1.05	$57.13	5,949,457	$57.13
$18 to 60	95,087,155	5.12	$36.36	65,703,148	$38.96
(a)	At Dec. 31, 2008 and 2007, 66,280,895 and 63,727,506 options were exercisable at an average price per common share of $38.71 and $38.37, respectively.

The total intrinsic value of options exercised during the years ended Dec. 31, 2009, 2008 and 2007 was $3 million, $53 million and $148 million.

As of Dec. 31, 2009, there was $144 million of total unrecognized compensation cost related to nonvested options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of two years.

Cash received from option exercises for the years ended Dec. 31, 2009, 2008, and 2007, was $16 million, $182 million and $475 million, respectively. The actual tax benefit realized for the tax deductions from options exercised totaled $4 million, $14 million and $55 million for the years ended Dec. 31, 2009, 2008 and 2007, respectively.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period of one to seven years. The total compensation expense recognized for restricted stock and RSUs was $124 million, $134 million and $101 million recognized in 2009, 2008 and 2007, respectively.

The following table summarizes our nonvested restricted stock and RSU activity for 2009.

Nonvested restricted stock and RSUs activity	Number of shares	Weighted- average fair value
Nonvested restricted stock and RSUs at Dec. 31, 2008	9,188,719	$41.92
Granted	4,394,895	18.53
Vested	(2,608,849)	37.01
Forfeited	(436,225)	39.53
Nonvested restricted stock and RSUs at Dec. 31, 2009	10,538,540	$33.48

As of Dec. 31, 2009, $111 million of total unrecognized compensation costs related to nonvested restricted stock and RSUs is expected to be recognized over a weighted-average period of approximately two years.

21. Employee benefit plans

BNY Mellon has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

126     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2009	2008	2009	2008	2009	2008	2009	2008
Weighted-average assumptions used to determine benefit obligations
Discount rate	6.21%	6.38%	5.74%	6.18%	6.21%	6.38%	5.85%	6.25%
Rate of compensation increase	3.50	3.50	4.64	4.11	3.50	-	-	-
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(2,559)	$(2,349)	$(365)	$(497)	$(269)	$(250)	$(2)	$(8)
Service cost	(96)	(84)	(20)	(27)	(2)	(3)	-	-
Interest cost	(160)	(142)	(24)	(26)	(16)	(17)	-	-
Employee contributions	-	-	(1)	(1)	-	-	-	-
Amendments	-	34	-	-	-	(23)	-	-
Actuarial gain (loss)	(185)	(161)	(121)	56	21	9	-	4
(Acquisitions) divestitures	-	4	-	-	-	-	-	-
Benefits paid	165	139	10	9	24	15	-	-
Foreign exchange adjustment	N/A	N/A	(34)	121	N/A	N/A	(1)	2
Benefit obligation at end of period	(2,835)	(2,559)	(555)	(365)	(242)	(269)	(3)	(2)
Change in fair value of plan assets
Fair value at beginning of period	2,673	3,742	387	545	56	72	-	-
Actual return on plan assets	479	(952)	74	(71)	10	(16)	-	-
Employer contributions	344	22	50	58	24	15	-	-
Employee contributions	-	-	1	1	-	-	-	-
Benefit payments	(165)	(139)	(10)	(9)	(24)	(15)	-	-
Foreign exchange adjustment	N/A	N/A	38	(137)	N/A	N/A	-	-
Fair value at end of period	3,331	2,673	540	387	66	56	-	-
Funded status at end of period	$496	$114	$(15)	$22	$(176)	$(213)	$(3)	$(2)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$1,552	$1,573	$200	$129	$65	$95	$(6)	$(6)
Prior service cost (credit)	(82)	(96)	-	-	(4)	(4)	-	-
Net initial obligation (asset)	-	-	-	-	12	15	-	-
Total (before tax effects)	$1,470	$1,477	$200	$129	$73	$106	$(6)	$(6)
(a)	The benefit obligation for pension benefits is the projected benefit obligation and for healthcare benefits, it is the accumulated benefit obligation.

Net periodic benefit cost (credit)	Pension Benefits							Healthcare Benefits
	Domestic				Foreign			Domestic			Foreign
(dollar amounts in millions)	2009		2008	2007 (a)	2009	2008	2007 (a)	2009	2008	2007 (a)	2009	2008	2007 (a)
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$3,651		$3,706	$1,352	$459	$542	$252	$77	$77	$72	N/A	N/A	N/A
Discount rate	6.38%		6.38%	6.00%	6.18%	5.75%	4.95%	6.38%	6.38%	6.00%	6.25%	5.80%	5.00%
Expected rate of return on plan assets	8.00		8.00	8.00	6.40	7.28	6.40	8.00	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	3.50		3.50	3.75	4.11	4.43	4.46	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit cost (credit):
Service cost	$96		$84	$61	$20	$27	$18	$2	$3	$1	$-	$-	$-
Interest cost	160		142	94	24	26	18	16	17	12	-	-	-
Expected return on assets	(295)		(290)	(190)	(32)	(37)	(28)	(6)	(6)	(5)	-	-	-
Amortization of:
Net initial obligation (asset)	-		-	-	-	-	-	4	4	4	-	-	-
Prior service cost (credit)	(14)		(10)	(10)	-	-	-	-	-	-	-	-	-
Net actuarial (gain) loss	26		11	27	3	3	4	5	5	8	(1)	-	-
Settlement (gain) loss	5		10	2	-	-	-	-	-	-	-	-	-
Other	(10)		14	-	-	-	-	-	-	-	-	-	-
Net periodic benefit cost (credit)	$(32	)(b)	$(39)	$(16)	$15	$19	$12	$21	$23	$20	$(1)	$-	$-
(a)	Assumptions in effect as of July 1, 2007 for legacy Mellon Financial plans include a discount rate of 6.25% for domestic plans and discount rate of 5.75% for foreign plans, an expected rate of return on plan assets of 8.25% and a rate of compensation increase of 3.25%.
(b)	Includes discontinued operations.

BNY Mellon     127

Notes to Consolidated Financial Statements (continued)

Changes in other comprehensive (income) loss in 2009	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$-	$73	$(24)	$-
Recognition of prior years net (loss)	(21)	(3)	(5)	1
Prior service cost (credit) arising during period	-	-	-	-
Recognition of prior years service (cost) credit	14	-	-	-
Recognition of net initial (obligation) asset	-	-	(4)	-
Foreign exchange adjustment	N/A	1	N/A	(1)
Total recognized in other comprehensive (income) loss (before tax effects)	$(7)	$71	$(33)	$-

Amounts expected to be recognized in net periodic benefit cost (income) in 2010 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
(Gain) loss recognition	$71	$11	$5	$1
Prior service cost recognition	(13)	-	-	-
Net initial obligation (asset) recognition	-	-	4	-

	Domestic		Foreign
(in millions)	2009	2008	2009	2008
Pension benefits:
Prepaid benefit cost	$681	$315	$33	$56
Accrued benefit cost	(185)	(201)	(48)	(34)
Total pension benefits	$496	$114	$(15)	$22
Healthcare benefits:
Accrued benefit cost	$(176)	$(213)	$(3)	$(2)
Total healthcare benefits	$(176)	$(213)	$(3)	$(2)

The accumulated benefit obligation for all defined benefit plans was $3.2 billion at Dec. 31, 2009 and $2.8 billion at Dec. 31, 2008.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2009	2008	2009	2008
Projected benefit obligation	$205	$220	$41	$14
Accumulated benefit obligation	205	218	38	12
Fair value of plan assets	20	19	14	1

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

For additional information on pension assumptions see the Critical accounting estimates section.

Assumed healthcare cost trend—Domestic post- retirement healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2010 is 8.00% decreasing to 5.00% in 2016. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2016 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the postretirement benefit obligation by $17.0 million, or 7% and the sum of the service and interest costs by $1.1 million, or 7%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $14.8 million, or 6%, and the sum of the service and interest costs by $1.0 million, or 6%.

Assumed healthcare cost trend—Foreign post-retirement healthcare benefits

An increase in the healthcare cost trend rate of one percentage point for each year would increase the post-retirement benefit obligation by less than $1 million and the sum of the service and interest costs by less than $1 million. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by less than $1 million and the sum of the service and interest costs by less than $1 million.

128     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Investment strategy and asset allocation

BNY Mellon is responsible for the administration of various pension and healthcare post-retirement benefits plans, both domestically and internationally. Prior to July 21, 2008, the plans were administered by The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s respective Benefits Committees. Since July 21, 2008, the domestic plans have been administered by BNY Mellon’s Benefits Administration Committee (the “Committee”). Prior to July 21, 2008, the Benefits Committee was, and since July 21, 2008, BNY Mellon’s Benefits Administration Committee has been, a named fiduciary of the domestic plans. Subject to the following, at all relevant times, BNY Mellon’s Benefits Investment Committee, another named fiduciary to the Plan, is responsible for the investment of Plan assets. The Committee’s responsibilities include the investment of all domestic defined benefit plan assets, as well as the determination of investment options offered to participants in all domestic defined contribution plans. The Benefits Investment Committee conducts periodic reviews of investment performances, asset allocation and investment manager suitability.

Our investment objective for U.S. and foreign plans is to maximize total return while maintaining a broadly diversified portfolio for the primary purpose of satisfying obligations for future benefit payments.

Equities are the main holding of the plans. Alternative investments (including private equities) and fixed income securities provide diversification and, in certain cases, lower the volatility of returns. In general, equity securities and alternative investments within any domestic plan’s portfolio can be maintained in the range of 30% to 70% of total plan assets, fixed-income securities can range from 20% to 50% of plan assets and cash equivalents can be held in amounts ranging from 0% to 5% of plan assets. Actual asset allocation within the approved ranges varies from time to time based on economic conditions (both current and forecast) and the advice of professional advisors.

Our pension investment assets were invested as follows at Dec. 31, 2009 and 2008:

Asset allocations	Domestic		Foreign
(in millions)	2009	2008	2009	2008
Equities	55%	57%	54%	53%
Fixed income	33	33	29	32
Private equities	3	5	-	-
Alternative investment	8	4	10	10
Real estate	-	-	4	3
Cash	1	1	3	2
Total pension benefits	100%	100%	100%	100%

Included in the domestic plan assets above were 2 million shares of our common stock with a fair value of $57 million at Dec. 31, 2008, representing 4.6% of 2008 plan assets. BNY Mellon retirement plans received approximately $0.5 million and $2 million of dividends from our stock in 2009 and 2008, respectively. We held no BNY Mellon Corporation stock in our pension plans at Dec. 31, 2009. Assets of the U.S. post retirement healthcare plan are invested in an insurance contract.

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2010 of $17 million for the domestic plans and $22 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2010 of $22 million for the domestic plans and less than $1 million for the foreign plans.

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

(in millions)	Domestic	Foreign
Pension benefits:
Year 2010	$150	$7
2011	163	8
2012	172	8
2013	182	12
2014	196	10
2015-2019	1,156	78
Total pension benefits	$2,019	$123
Healthcare benefits:
Year 2010	$22	$-
2011	23	-
2012	22	-
2013	23	-
2014	23	-
2015-2019	109	1
Total healthcare benefits	$222	$1

BNY Mellon     129

Notes to Consolidated Financial Statements (continued)

Fair value measurement of plan investment assets

In accordance with ASC 715, BNY Mellon has established a three-level hierarchy for fair value measurements of its pension plan investment assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820 which is detailed in Note 24 of the Notes to the Financial Statements.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash and currency

This category consists primarily of foreign currency balances. Foreign currency is translated monthly based on current exchange rates.

Master Trust

There is no readily available market quotation for this trust. The trust’s fair value is based on the securities in the trust which typically is the amount which the trust might reasonably expect to receive for the security upon a sale. This trust is valued on a daily basis. The pension plan’s ownership in the trust is represented by units of participation.

Common and preferred stock and exchange traded funds

These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there is no readily available market quotations, we determine fair value primarily based on pricing sources with reasonable levels of price transparency.

Venture capital investments and non-registered investment companies

There are no readily available market quotations for these funds. The investment’s fair values are based on the Plan’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis. The Plan’s venture capital investments and non-registered investments are valued at NAV as a practical expedient for fair value.

Collective trust funds

There are no readily available market quotations for these funds. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a sale. These funds are either valued on a daily or monthly basis.

Corporate and government obligations

Certain corporate and government obligations are valued at the closing price reported in the active market in which the bond is traded. Other corporate and government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bond is valued using discounted cash flows that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

U.S. Treasury securities

Valued at the closing price reported in the active market in which the individual security is traded.

Hedge fund of funds

There are no readily available market quotations for these funds. The fund’s fair value is based on NAVs of the funds in the portfolio which reflects the value of the underlying securities. The fair value of the underlying securities is typically the amount which the fund might reasonably expect to receive for the security upon a sale for those hard to value or illiquid securities within the hedge fund portfolio. For securities that are readily valued, fair value is the closing price at the end of the period. These funds are valued on a monthly basis.

130     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following tables present the fair value of each major category of plan investment assets as of Dec. 31, 2009, by captions and by ASC 820 valuation hierarchy (as described above).

Plan investment assets measured at fair value on a recurring basis—domestic plans at Dec. 31, 2009
(in millions)	Level 1	Level 2	Level 3	Total fair value
Exchange traded funds	$3	$-	$-	$3
Master Trust	-	142	-	142
Collective trust funds	-	912	-	912
Common and preferred stock	718	-	-	718
Corporate debt obligations	-	795	-	795
U.S. and sovereign government obligations	374	96	-	470
Venture capital and partnership interests	-	-	110	110
Hedge funds of funds	-	26	91	117
Non-registered investment companies	-	-	4	4
Total domestic plan investment assets at fair value	$1,095	$1,971	$205	$3,271

Plan investment assets measured at fair value on a recurring basis—foreign plans at Dec. 31, 2009
(in millions)	Level 1	Level 2	Level 3	Total fair value
Cash and currency	$14	$-	$-	$14
Collective trust funds	-	258	-	258
Common stock	176	-	-	176
Corporate debt obligations	-	9	-	9
Sovereign government obligations	39	-	-	39
Venture capital and partnership interests	-	-	36	36
Total foreign plan investment assets at fair value	$229	$267	$36	$532

BNY Mellon has $347 million of pension and post retirement plan investment assets in alternative investment funds valued using net asset value. These investments are redeemable at net asset value under agreements with the underlying funds.

Our alternative investment funds consist primarily of venture capital and partnership interests and hedge fund of funds. As of Dec. 31, 2009, there were $43 million of unfunded commitments relating to our venture capital and partnership interests.

Alternative investments of $122 million, contain a redemption provision which requires notice of 90 days.

Changes in Level 3 fair value measurements

The table below includes a rollforward of the plan investment assets for the year ended Dec. 31, 2008 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

BNY Mellon     131

Notes to Consolidated Financial Statements (continued)

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2009
(in millions)	Fair value at Dec. 31, 2008	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2009	Changes in unrealized gains and (losses) related to plan assets held at Dec. 31, 2009
Venture capital and partnership interests	$108	$(3)	$5	$-	$110	$(13)
Hedge funds of funds	-	-	91	-	91	-
Non-registered investment companies	81	7	(84)	-	4	-
Total plan investment assets at fair value	$189	$4	$12	$-	$205	$(13)

Fair value measurements using significant unobservable inputs—foreign plans for the year ended Dec. 31, 2009
(in millions)	Fair value at Dec. 31, 2008	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2009	Change in unrealized gains and (losses) related to plan assets held at Dec. 31, 2009
Venture capital and partnership interests	$33	$3	$-	$-	$36	$3
Total plan investment assets at fair value	$33	$3	$-	$-	$36	$3

Defined contribution plans

We have an Employee Stock Ownership Plan (“ESOP”) covering certain domestic full-time employees with more than one year of service. The ESOP works in conjunction with the defined benefit pension plan. Employees are entitled to the higher of their benefit under the ESOP or such defined benefit pension plan at retirement. Benefits payable under the defined benefit pension plan are offset by the equivalent value of benefits earned under the ESOP.

Contributions are made equal to required principal and interest payments on borrowings by the ESOP. At Dec. 31, 2009 and Dec. 31, 2008, the ESOP owned 8.1 million and 8.5 million shares of our stock, respectively. The fair value of total ESOP assets were $246 million and $247 million at Dec. 31, 2009 and Dec. 31, 2008. There were no contributions in 2009 and 2008 and $3.6 million in 2007. There was no ESOP related expense in 2009 and 2008 and $3 million in 2007.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $98 million in 2009, $107 million in 2008, and $85 million in 2007.

Effective September 2008, the Benefits Investment Committee appointed Fiduciary Counselors, Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of BNY Mellon or its affiliates as an investment option under the plans other than with respect to plan sponsor decisions, and (ii) select and monitor any internally managed investments (active or passive, including mutual funds) of BNY Mellon or its affiliates to be offered to participants as investment options under the Plan.

22. Company financial information

Our bank subsidiaries are subject to dividend limitations under the Federal Reserve Act, as well as national and state banking laws. Under these statutes, prior regulatory consent is required for dividends in any year that would exceed the bank’s net profits for such year combined with retained net profits for the prior two years. Additionally, such bank subsidiaries may not declare dividends in excess of net profits on hand, as defined, after deducting the amount by which the principal amount of all loans, on which interest is past due for a period of six months or more, exceeds the allowance for credit losses. The Bank of New York Mellon, which is a New York state chartered bank, is also prohibited from paying dividends in excess of net profits. As a result of charges related to the restructuring of the investment securities portfolio in the third quarter of 2009, The Bank of New York Mellon and BNY Mellon, N.A. currently require regulatory consent prior to paying a dividend. Despite this limitation, management estimates that liquidity at the Parent will continue to be sufficient to meet BNY Mellon’s ongoing quarterly dividends at current rates.

132     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Under the first and more significant of these limitations, our bank subsidiaries could declare dividends of approximately $136 million in 2010 plus net profits earned in the remainder of 2010.

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2009, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

The bank subsidiaries declared dividends of $659 million in 2009, $575 million in 2008 and $627 million in 2007. The Federal Reserve Board and the OCC have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve Board has issued a policy statement with respect to the payment of cash dividends by bank holding companies. The policy statement provides that as a matter of prudent banking, a bank holding company should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board can also prohibit a dividend if payment would constitute an unsafe or unsound banking practice.

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $2.0 billion and $1.2 billion for the years 2009 and 2008, respectively.

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

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation) (a)

Year ended Dec. 31
(in millions)	2009	2008	2007 (b)
Dividends from bank subsidiaries	$611	$495	$564
Dividends from nonbank subsidiaries	176	237	321
Interest revenue from bank subsidiaries	228	214	210
Interest revenue from nonbank subsidiaries	146	234	242
Gain (loss) on securities held for sale	(2)	(72)	(15)
Other revenue	81	54	68
Total revenue	1,240	1,162	1,390
Interest (including $23 in 2009, $79 in 2008 and $149 in 2007 to subsidiaries)	366	710	769
Other expense	338	737	152
Total expense	704	1,447	921
Income (loss) before income taxes and equity in undistributed net income of subsidiaries	536	(285)	469
Provision (benefit) for income taxes	(357)	(433)	(106)
Equity in undistributed net income (loss):
Bank subsidiaries	(2,271)	875	844
Nonbank subsidiaries	294	396	620
Net income (loss)	(1,084)	1,419	2,039
Redemption charge and preferred dividends	(283)	(33)	-
Net income (loss) applicable to common shareholders’ of The Bank of New York Mellon	$(1,367)	$1,386	$2,039
(a)	Includes results of discontinued operations and the extraordinary (losses).
(b)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

BNY Mellon     133

Notes to Consolidated Financial Statements (continued)

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2009	2008
Assets:
Cash and due from banks	$4,649	$5,376
Securities	233	316
Loans—net of allowance	113	213
Investment in and advances to subsidiaries and associated companies:
Banks	23,671	21,013
Other	19,420	18,459
Subtotal	43,091	39,472
Corporate-owned life insurance	1,058	1,013
Other assets	2,757	917
Total assets	$51,901	$47,307
Liabilities:
Deferred compensation	$500	$487
Commercial paper	12	16
Affiliate borrowings	3,355	3,296
Other liabilities	2,649	775
Long-term debt	16,408	14,683
Total liabilities	22,924	19,257
Shareholders’ equity	28,977	28,050
Total liabilities and shareholders’ equity	$51,901	$47,307

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

Year ended Dec. 31	Dec. 31,
(in millions)	2009	2008	2007 (a)
Operating activities:
Net income (loss)	$(1,084)	$1,419	$2,039
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	13	17	17
Equity in undistributed net (income)/loss of subsidiaries	1,977	(1,271)	(1,464)
Change in accrued interest receivable	(41)	58	(24)
Change in accrued interest payable	(1)	2	(17)
Change in taxes payable	(482)	(84)	(439)
Other, net	(455)	880	471
Net cash provided by operating activities	(73)	1,021	583
Investing activities:
Purchases of securities	(9)	(198)	(956)
Proceeds from sales of securities	129	346	813
Change in loans	110	11	180
Acquisitions of, investments in, and advances to subsidiaries	(566)	(1,131)	(566)
Other, net	-	9	(10)
Net cash used in investing activities	(336)	(963)	(539)
Financing activities:
Net change in commercial paper	(4)	(49)	(159)
Proceeds from issuance of long-term debt	3,350	2,647	4,617
Repayments of long-term debt	(1,277)	(3,814)	(982)
Change in advances from subsidiaries	59	321	433
Issuance of common stock	1,387	222	495
Treasury stock acquired	(28)	(308)	(113)
Cash dividends paid	(673)	(1,129)	(884)
Series B preferred stock issued/ (repurchased)	(3,000)	2,779	-
Warrant issued/(repurchased)	(136)	221	-
Tax benefit realized on share based payment awards	4	14	55
Net cash provided by (used) in financing activities	(318)	904	3,462
Change in cash and due from banks	(727)	962	3,506
Cash and due from banks at beginning of year	5,376	4,414	908
Cash and due from banks at end of year	$4,649	$5,376	$4,414
Supplemental disclosures
Interest paid	$367	$708	$785
Income taxes paid (b)	$1,980	$1,916	$1,053
Income taxes refunded (b)	(609)	(37)	(142)
Payments (received from) paid to subsidiaries	(967)	(1,025)	(820)
Net income taxes paid	$404	$854	$91
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Includes discontinued operations.

134     BNY Mellon

Notes to Consolidated Financial Statements (continued)

23. Fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods—see Note 1 to the Consolidated Financial Statements. The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions we used are discount rates ranging principally from 0.05% to 6.27% at Dec. 31, 2009 and 0.08% to 3.25% at Dec. 31, 2008. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

Note 24, “Fair value measurement” presents assets and liabilities measured at fair value by the three level valuation hierarchy established under ASC 820, as well as a roll forward schedule of fair value measurements using significant unobservable inputs. Note 25, “Fair value option” presents the instruments for which fair value accounting was elected and the corresponding income statement impact of those instruments.

A summary of the practices used for determining fair value is as follows.

Interest-bearing deposits with banks

The fair value of interest-bearing deposits with banks is based on discounted cash flows.

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

Loans and commitments

For residential mortgage loans, fair value is estimated using discounted cash flow analyses, adjusting where appropriate for prepayment estimates, using interest rates currently being offered for loans with similar terms and maturities to borrowers. To determine the fair value of other types of loans, BNY Mellon uses discounted future cash flows using current market rates. The fair value of commitments to extend credit, standby letters of credit, and commercial letters of credit is based upon the cost to settle the commitment.

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

BNY Mellon     135

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments
	Dec. 31, 2009		Dec. 31, 2008
(in millions)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Interest-bearing deposits with banks	$56,302	$56,374	$39,126	$39,183
Securities	60,461	60,544	43,707	42,756
Trading assets	6,001	6,001	11,102	11,102
Loans and commitments	32,673	32,712	38,968	39,002
Derivatives used for ALM	422	422	709	709
Other financial assets	18,793	18,793	69,531	69,531
Total financial assets	$174,652	$174,846	$203,143	$202,283
Assets of discontinued operations	2,242	2,242	-	-
Non-financial assets	35,330		34,369
Total assets	$212,224		$237,512
Liabilities:
Noninterest-bearing deposits	$33,477	$33,477	$55,816	$55,816
Interest-bearing deposits	101,573	101,570	103,857	103,858
Payables to customers and broker-dealers	10,721	10,721	9,274	9,274
Borrowings	3,922	3,922	8,083	8,083
Long-term debt	17,234	17,110	15,865	15,211
Trading liabilities	6,396	6,396	8,085	8,085
Derivatives used for ALM	71	71	19	19
Total financial liabilities	$173,394	$173,267	$200,999	$200,346
Liabilities of discontinued operations	1,608	1,608	-	-
Non-financial liabilities	8,219		8,424
Total liabilities	$183,221		$209,423

The table below summarizes the carrying amount of the hedged financial instruments and the related notional amount of the hedge and estimated fair value (unrealized gain/(loss)) of the derivatives that were linked to these items:

Hedged financial instruments	Carrying amount	Notional amount	Unrealized
(in millions)			Gain	(Loss)
At Dec. 31, 2009:
Loans	$1	$1	$-	$-
Securities held-for-sale	216	211	-	(12)
Deposits	26	25	-	(4)
Long-term debt	12,378	11,599	422	(55)
At Dec. 31, 2008:
Loans	$8	$6	$-	$-
Securities held-for-sale	219	218	-	(19)
Deposits	600	590	8	-
Long-term debt	11,106	10,548	701	-

24. Fair value measurement

We adopted guidance related to “Fair Value Measurement”, included in ASC 820, effective Jan. 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and expands the disclosures about instruments measured at fair value. ASC 820 requires consideration of a company’s own creditworthiness when valuing liabilities.

Effective Jan. 1, 2009, we adopted guidance related to “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, included in ASC 820. This ASC provides guidance on how to determine the fair value when the volume and level of activity for the asset or liability have significantly decreased and reemphasizes that the objective of a fair value measurement remains an exit price notion. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value in accordance with ASC 820. This guidance also requires additional disclosures for instruments within the scope of ASC 820 to include inputs and valuation techniques used, change in valuation techniques and related inputs, if any, and more disaggregated information relating to debt and equity securities.

The amended standard provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The objective is to determine from weighted indicators of fair value a reasonable point

136     BNY Mellon

Notes to Consolidated Financial Statements (continued)

within the range that is most representative of fair value under current market conditions.

We also adopted guidance related to the fair value option for financial assets and financial liabilities included in ASC 825, effective Jan. 1, 2008. ASC 825 provides an option to elect fair value as an alternative measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards.

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

Most derivative contracts are valued using internally developed models which are calibrated to observable market data and employ standard market pricing theory for their valuations. An initial “risk-neutral” valuation is performed on each position assuming time-discounting based on an AA credit curve. Then, to arrive at a fair value that incorporates counterparty credit risk, a credit adjustment is made to these results by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using BNY Mellon’s own credit spreads, also implied by the credit default swap market. Accordingly, the valuation of our derivative position is sensitive to the current changes in our own credit spreads as well as those of our counterparties.

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

Certain parameters in some financial models are not directly observable and, therefore, are based on managements’ estimates and judgments. These financial instruments are normally traded less actively. Examples include certain credit products where parameters such as correlation and recovery rates are unobservable. We apply valuation adjustments to mitigate the possibility of error and revision in the model based estimated value.

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

Valuation hierarchy

ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are described below.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include debt and equity securities and derivative financial instruments actively traded on exchanges and U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over the counter markets.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and

BNY Mellon     137

Notes to Consolidated Financial Statements (continued)

liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include debt instruments that are traded less frequently than exchange traded securities and derivative instruments whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are certain variable and fixed rate agency and non-agency securities, corporate debt securities and derivative contracts.

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

For securities where quotes from recent transactions are not available for identical securities, we determine fair value primarily based on pricing sources with reasonable levels of price transparency that employ financial models or obtain comparison to similar instruments to arrive at “consensus” prices.

Specifically, the pricing sources obtain recent transactions for similar types of securities (e.g., vintage, position in the securitization structure) and ascertain variables such as discount rate and speed of prepayment for the types of transaction and apply such variables to similar types of bonds. We view these as observable transactions in the current market place and classify such securities as Level 2. Pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price.

In addition, we have significant investments in more actively traded agency RMBS and the pricing sources derive the prices for these securities largely from quotes they obtain from three major inter-dealer brokers. The pricing sources receive their daily observed trade price and other information feeds from the interdealer brokers.

In 2009, we securitized approximately $5.0 billion, fair value, of our investment securities portfolio into a Grantor Trust. The Grantor Trust includes Alt-A, prime and subprime RMBS. We sold the Class A Notes and retained Class B certificates with a fair value of approximately $4.2 billion. The fair value of the retained securities was based on the observable market prices of the underlying securities and is considered Level 2 in the fair value hierarchy.

For securities with bond insurance, the financial strength of the insurance provider is analyzed and that

138     BNY Mellon

Notes to Consolidated Financial Statements (continued)

information is included in the fair value assessment for such securities.

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. Securities classified within Level 3 may include certain asset-backed securities CLOs, and other retained interests in securitizations depending on their structure.

At Dec. 31, 2009, market prices were consistent with our internally modeled prices. As a result, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Approximately 1% of our securities were priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the ASC 820 hierarchy.

Other short-term U.S. government-backed commercial paper and borrowings from Federal Reserve related to asset-backed commercial paper

At Dec. 31, 2009, there were no balances outstanding for these instruments. At Dec. 31, 2008, these instruments were classified in Level 2 of the valuation hierarchy. The fair value of these instruments was estimated using pricing models.

Derivatives

We classify exchange-traded derivatives valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchanged-traded equity and foreign exchange options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using internally developed models that use as their basis readily observable market parameters and we classify them in Level 2 of the valuation hierarchy. Such derivatives include basic interest rate swaps and options and credit default swaps. Derivatives valued using models with significant unobservable market parameters and that are traded less actively or in markets that lack two way flow, are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps, where swap rates may be unobservable for longer maturities; and certain credit products, where correlation and recovery rates are unobservable. Certain interest rate swaps with counterparties that are highly structured entities require significant judgment and analysis to adjust the value determined by standard pricing models. The fair value of these interest rate swaps compose less than 1% of the fair value of our derivative financial instruments. Additional disclosures of derivative instruments are provided in Note 27 of the Notes to Consolidated Financial Statements.

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

BNY Mellon     139

Notes to Consolidated Financial Statements (continued)

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

Private equity investments also include publicly held equity investments, generally obtained through the initial public offering of privately held equity investments. These equity investments are often held in a partnership structure. Publicly held investments are marked-to-market at the quoted public value less adjustments for regulatory or contractual sales restrictions or adjustments to reflect the difficulty in selling a partnership interest.

Discounts for restrictions are quantified by analyzing the length of the restriction period and the volatility of the equity security. These equity investments are primarily classified in Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value at Dec. 31, 2009 and 2008, by caption on the consolidated balance sheet and by ASC 820 valuation hierarchy (as described above).

140     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2009 (dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$6,378	$-	$-	$-	$6,378
U.S. government agencies	-	1,260	-	-	1,260
State and political subdivisions	-	520	-	-	520
Agency RMBS	-	18,455	-	-	18,455
Alt-A RMBS	-	537	-	-	537
Prime RMBS	-	1,512	-	-	1,512
Subprime RMBS	-	447	-	-	447
Other RMBS	-	1,770	-	-	1,770
Commercial MBS	-	2,590	-	-	2,590
Asset-backed CLOs	-	383	6	-	389
Other asset-backed securities	-	836	-	-	836
Equity securities (b)	461	860	-	-	1,321
Other debt securities (b)	76	11,331	50	-	11,457
Grantor Trust Class B certificates	-	4,160	-	-	4,160
Total available-for-sale	6,915	44,661	56	-	51,632
Trading assets:
Debt and equity instruments (c)	524	745	170	-	1,439
Derivative assets	3,801	14,317	146	(13,702)	4,562
Total trading assets	4,325	15,062	316	(13,702)	6,001
Loans	2	12	25	-	39
Other assets (d)	14	685	164	-	863
Total assets at fair value	$11,256	$60,420	$561	$(13,702)	$58,535
Percent of assets prior to netting	15.6%	83.6%	0.8%
Trading liabilities:
Debt and equity instruments	$442	$752	$-	$-	$1,194
Derivative liabilities	3,872	14,671	92	(13,433)	5,202
Total trading liabilities	4,314	15,423	92	(13,433)	6,396
Other liabilities (e)	2	605	3	-	610
Total liabilities at fair value	$4,316	$16,028	$95	$(13,433)	$7,006
Percent of liabilities prior to netting	21.1%	78.4%	0.5%

BNY Mellon     141

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2008 (dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$440	$341	$-	$-	$781
U.S. Government agencies	-	1,299	-	-	1,299
State and political subdivisions	-	883	-	-	883
Agency RMBS	-	10,899	-	-	10,899
Alt-A RMBS	-	2,962	-	-	2,962
Prime RMBS	-	4,704	-	-	4,704
Subprime RMBS	-	937	-	-	937
Other RMBS	-	2,401	-	-	2,401
Commercial MBS	-	2,472	-	-	2,472
Asset-backed CLOs	-	418	22	-	440
Other asset-backed securities	-	1,116	17	-	1,133
Equity securities (b)	575	775	13	-	1,363
Other debt securities (b)	41	1,392	357	-	1,790
Total available-for-sale	1,056	30,599	409	-	32,064
Other short-term U.S. government-backed commercial paper	-	5,629	-	-	5,629
Trading assets:
Debt and equity instruments (c)	691	1,189	20	-	1,900
Derivative assets	7,965	19,065	83	(17,911)	9,202
Total trading assets	8,656	20,254	103	(17,911)	11,102
Other assets (d)	682	988	200	-	1,870
Total assets at fair value	$10,394	$57,470	$712	$(17,911)	$50,665
Percent of assets prior to netting	15.2%	83.8%	1.0%
Borrowing from Federal Reserve related to asset-backed commercial paper	$-	$5,591	$-	$-	$5,591
Trading liabilities:
Debt and equity instruments	605	204	-	-	809
Derivative liabilities	7,662	18,336	149	(18,871)	7,276
Total trading liabilities	8,267	18,540	149	(18,871)	8,085
Other liabilities (e)	2	719	-	-	721
Total liabilities at fair value	$8,269	$24,850	$149	$(18,871)	$14,397
Percent of liabilities prior to netting	24.9%	74.7%	0.4%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral.
(b)	Includes seed capital and certain interests in securitizations.
(c)	Includes loans classified as trading assets and certain interests in securitizations.
(d)	Includes private equity investments, seed capital and derivatives in designated hedging relationships. Includes certain financial instruments previously carried at fair value such as private equity investments whose accounting basis has not changed under an ASC 825 fair value option election.
(e)	Included within other liabilities is the fair value adjustment for certain unfunded lending-related commitments and derivatives in designated hedging relationships and support agreements.

Changes in Level 3 fair value measurements

The tables below include a roll forward of the balance sheet amounts for the years ended Dec. 31, 2009 and 2008 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

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

142     BNY Mellon

Notes to Consolidated Financial Statements (continued)

reflect the effect of our risk management activities related to the Level 3 instruments.

In accordance with ASC 820, BNY Mellon adjusts the discount rate on securities to reflect what they would sell for in an orderly market (model price) and compares the model prices to prices provided by pricing sources. If the difference between the model price and the prices provided by pricing sources is outside of established thresholds, the securities are included in Level 3. In 2009, BNY Mellon transferred securities from Level 3 to Level 2 because the price of the securities provided by the pricing sources converged with the model price of the securities determined by BNY Mellon.

Fair value measurements using significant unobservable inputs year ended Dec. 31, 2009	Fair value Dec. 31, 2008	Total realized/unrealized gains/(losses) recorded in			Purchases, issuances and settlements, net	Transfers in/ (out) of Level 3	Fair value Dec. 31, 2009	Change in unrealized gains and (losses) related to instruments held at Dec. 31, 2009
(in millions)		Income		Comprehensive income
Available-for-sale securities:
Asset-backed CLOs	$22	$(76)		$60	$-	$-	$6	$-
Other asset-backed securities	17	-		1	-	(18)	-	-
Equity securities	13	-		2	1	(16)	-	-
Other debt securities	357	(99)		(7)	(19)	(182)	50	-
Total available-for-sale	409	(175	) (a)	56 (a)	(18)	(216)	56	-
Trading assets:
Debt and equity instruments	20	21		(2)	(20)	151	170	3
Derivative assets	83	51		(4)	(1)	17	146	(16)
Total trading assets	103	72	(b)	(6)	(21)	168	316	(13)
Loans	-	(1)		-	(5)	31	25	(1)
Other assets	200	(40	) (c)	-	11	(7)	164	-
Total assets	$712	$(144)		$50	$(33)	$(24)	$561	$(14)
Trading liabilities:
Derivative liabilities	$(149)	$56	(b)	$(3)	$-	$4	$(92)	$(21)
Other liabilities	-	(6	) (c)	-	-	3	(3)	(2)
Total liabilities	$(149)	$50		$(3)	$-	$7	$(95)	$(23)

Fair value measurements using significant unobservable inputs year ended Dec. 31, 2008	Fair value Dec. 31, 2007	Total realized/unrealized gains/ (losses) recorded in				Purchases, issuances and settlements, net	Transfers in/ (out) of Level 3	Fair value Dec. 31, 2008	Change in unrealized gains and (losses) related to instruments held at Dec. 31, 2008
(in millions)		Income		Comprehensive income
Available-for-sale securities	$853	$(106	) (a)	$(57	) (a)	$(270)	$(11)	$409	$(149)
Trading assets:
Debt and equity instruments	-	(15)		(6)		(6)	47	20	(12)
Derivative assets	166	4	(b)	(87)		(19)	19	83	(52)
Other assets	243	3	(c)	-		(50)	4	200	5
Total assets	$1,262	$(114)		$(150)		$(345)	$59	$712	$(208)
Trading liabilities:
Debt and equity instruments	$-	$-		$-		$-	$-	$-	$-
Derivative liabilities	(34)	(99	) (b)	(14)		(2)	-	(149)	(127)
Other liabilities	(50)	10	(c)	-		42	(2)	-	11
Total liabilities	$(84)	$(89)		$(14)		$40	$(2)	$(149)	$(116)
(a)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).
(b)	Reported in foreign exchange and other trading activities.
(c)	Reported in foreign exchange and other trading activities, except for derivatives in designated hedging relationships which are recorded in interest revenue and interest expense.

BNY Mellon     143

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. An example would be the recording of an impairment of an asset. The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2009 and 2008, for which a nonrecurring change in fair value has been recorded during the years ended Dec. 31, 2009 and 2008.

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2009 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$298	$91	$389
Other assets (b)	-	4	-	4
Total assets at fair value on a nonrecurring basis	$-	$302	$91	$393

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2008 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$14	$43	$161	$218
Other assets (b)	-	6	-	6
Total assets at fair value on a nonrecurring basis	$14	$49	$161	$224
(a)	During the years ended Dec. 31, 2009 and 2008, the fair value of these loans was reduced $18 million and $86 million, based on the fair value of the underlying collateral as allowed by ASC 310, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.
(b)	Other assets received in satisfaction of debt. The fair value of these assets was reduced less than $1 million in 2009 and was reduced $4 million in 2008, based on the fair value of the underlying collateral with an offset in other revenue.

25. Fair value option

ASC 825 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments, and written loan commitments not previously carried at fair value. Unfunded loan commitments are valued using quotes from dealers in the loan markets, and are included in Level 3 of the ASC 820 hierarchy.

At Dec. 31, 2008, $5.6 billion of other short-term U.S. government-backed commercial paper and $5.6 billion of borrowings from the Federal Reserve related to asset-backed commercial paper were held at fair value. There were no balances outstanding for these instruments at Dec. 31, 2009.

Changes in fair value under the fair value option election

The following table presents the changes in fair value included in foreign exchange and other trading activities in the consolidated income statement for the years ended Dec. 31, 2009 and 2008.

Foreign exchange and other trading activities
(in millions)	Year ended Dec. 31,
	2009	2008
Loans	$3	$70
Other liabilities	-	(1)

The fair market value of unfunded lending-related commitments for which the fair value option was elected was a liability of less than $1 million at Dec. 31, 2009 and $3 million at Dec. 31, 2008 and is included in other liabilities. The contractual amount of such commitments was $110 million at both Dec. 31, 2009 and Dec. 31, 2008.

26. Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit and securities lending indemnifications. We assume these risks to reduce interest rate and foreign currency risks, to provide

144     BNY Mellon

Notes to Consolidated Financial Statements (continued)

customers with the ability to meet credit and liquidity needs, to hedge foreign currency and interest rate risks, and to trade for our own account. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks. Significant industry concentrations related to credit exposure at Dec. 31, 2009 are disclosed in the Financial institutions portfolio exposure table and the Commercial portfolio exposure table below.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2009
	Loans	Unfunded commitments	Total exposure
Insurance	$0.4	$6.0	$6.4
Banks	3.3	2.9	6.2
Securities industry	3.6	2.1	5.7
Asset managers	1.0	2.8	3.8
Government	0.1	2.9	3.0
Other	0.6	1.8	2.4
Total	$9.0	$18.5	$27.5

Commercial portfolio exposure (in billions)	Dec. 31, 2009
	Loans	Unfunded commitments	Total exposure
Services and other	$1.0	$7.7	$8.7
Manufacturing	0.9	6.4	7.3
Energy and utilities	0.6	6.3	6.9
Media and telecom	0.5	2.1	2.6
Total	$3.0	$22.5	$25.5

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

A summary of our off-balance sheet credit risks, net of participations, at Dec. 31, 2009 and 2008 follows:

Off-balance sheet credit risks	Dec. 31
(in millions)	2009	2008
Lending commitments (a)	$32,454	$38,822
Standby letters of credit (b)	11,359	13,084
Commercial letters of credit	789	705
Securities lending indemnifications	247,560	325,975
Support agreements	86	244
(a)	Net of participations totaling $541 million and $986 million at Dec. 31, 2009 and Dec. 31, 2008, respectively.
(b)	Net of participations totaling $2.2 billion at Dec. 31, 2009 and $2.7 billion at Dec. 31, 2008.

Included in lending commitments are facilities which provide liquidity for variable rate tax exempt securities wrapped by monoline insurers. The credit approval for these facilities is based on an assessment of the underlying tax exempt issuer and considers factors other than the financial strength of the monoline insurer.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities are as follows: $11.8 billion less than one year; $20.4 billion in one to five years, and $0.3 billion over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations. As shown in the off-balance sheet credit risks table, the maximum potential exposure of SBLCs at Dec. 31, 2009 was $11.4 billion and $13.1 billion at Dec. 31, 2008 and includes $1.0 billion and $1.1 billion that were collateralized with cash and securities at Dec. 31, 2009 and 2008, respectively. At Dec. 31, 2009 approximately $7.4 billion of the SBLCs will expire within one year and the remaining $4.0 billion will expire within one to five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by ASC 460—Guarantees, the fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and SBLCs, if any, is included in the allowance for unfunded commitments. The allowance for lending related commitments was $125 million at Dec. 31, 2009 and $114 million at Dec. 31, 2008.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for

BNY Mellon     145

Notes to Consolidated Financial Statements (continued)

payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2009	2008
Investment grade	83%	89%
Noninvestment grade	17%	11%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $789 million at Dec. 31, 2009, compared with $705 million at Dec. 31, 2008.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which normally matures in less than 90 days. We generally lend securities with indemnification against broker default. Securities lending transactions were collateralized at 102% primarily by cash and U.S. government securities, which is monitored daily, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly-rated counterparties. Securities lending indemnifications were secured by collateral of $254 billion at Dec. 31, 2009 and $335 billion at Dec. 31, 2008. We recorded $259 million of fee revenue from securities lending transactions in 2009 compared with $789 million in 2008.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

Our potential exposure to support agreements was approximately $86 million at Dec. 31, 2009 compared with $244 million at Dec. 31, 2008. Potential support agreement exposure is determined based on the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities, as well as other client support agreements.

We provided services to three QSPEs at Dec. 31, 2009. These QSPEs, as defined by ASC 860—Transfers and Servicing were designed to be passive investment vehicles and therefore, we do not consolidate them. See Note 17 of the Notes to Consolidated Financial Statements for additional information.

Operating leases

Net rent expense for premises and equipment was $327 million in 2009, $362 million in 2008 and $276 million in 2007.

At Dec. 31, 2009, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2010—$347 million; 2011—$325 million; 2012—$285 million; 2013—$265 million; 2014—$229 million; and 2015 through 2029—$1.324 billion.

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

146     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Legal proceedings

In the ordinary course of business, BNY Mellon and its subsidiaries are routinely defendants in or parties to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, we cannot ascertain what the eventual outcome of these matters will be; however, on the basis of current knowledge and after consultation with legal counsel, we do not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage, will have a material adverse effect on the consolidated financial position or liquidity of BNY Mellon, although they could have a material effect on net income for a given period. BNY Mellon intends to defend itself vigorously against all of the claims asserted in these legal actions.

As previously disclosed in the Company’s Form 8-K dated Oct. 23, 2009, the Federal Customs Service of the Russian Federation (the “Customs Service”) and The Bank of New York Mellon, a subsidiary of BNY Mellon, have settled the litigation filed by the Customs Service seeking $22.5 billion. Pursuant to a Settlement and Release Agreement filed therewith, the Customs Service withdrew its claim, the proceedings were terminated by the Russian Arbitrazh Court, and the Customs Service and The Bank of New York Mellon exchanged mutual releases. Without any admission of liability, The Bank of New York Mellon agreed to pay $14 million in trial costs and expenses to the Customs Service in consideration for the settlement.

As previously disclosed, The Bank of New York Mellon filed a proof of claim on Jan. 18, 2008, in the Chapter 11 bankruptcy of Sentinel Management Group, Inc. (“Sentinel”), seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at The Bank of New York Mellon. Pursuant to a Plan of Reorganization confirmed by the Bankruptcy Court on Dec. 8, 2008, $370 million of cash has been set aside as a reserve, to be used by The Bank of New York Mellon if its proof of claim is allowed in the bankruptcy.

On March 3, 2008, the bankruptcy trustee filed an adversary complaint against The Bank of New York Mellon seeking to disallow The Bank of New York Mellon’s claim and seeking damages against The Bank of New York Mellon for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly using them as collateral for the loan. As previously disclosed, the Commodities Futures Trading Commission (“CFTC”) has been investigating The Bank of New York Mellon in connection with its relationship to Sentinel. Also as previously disclosed, The Bank of New York Mellon has received a notice from the Division of Enforcement (the “Division”) of the CFTC indicating that the Division is considering a recommendation to the Commission that it file a civil enforcement action against The Bank of New York Mellon for possible violations of the Commodity Exchange Act and CFTC regulations. The Bank of New York Mellon responded to the CFTC on Jan. 29, 2010 explaining why it believes an enforcement action is unwarranted.

As previously disclosed, BNY Mellon is required to file information and withholding tax returns with the IRS for its various business lines. In 2007, we discovered certain inconsistencies in supporting documentation and records for BNY Mellon’s corporate trust business and other business lines, and initiated an extensive company-wide review. We disclosed this matter to the IRS on a voluntary basis and we continue to cooperate with the IRS in its review of this matter. BNY Mellon has recorded a $13 million reserve as of Dec. 31, 2009, which represents its estimate of the potential tax reporting inconsistencies based on the remediation status and discussions with the IRS to date.

As previously disclosed, in 2001 we entered into a transaction that involved the payment of U.K. corporate income taxes that were credited against our U.S. corporate income tax liability. On Aug. 17, 2009, we received a Statutory Notice of Deficiency disallowing tax benefits for the 2001 and 2002 tax years related to this transaction. The total exposure on this transaction for all years (2001-2006) is approximately $900 million, including interest. On Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court contesting the disallowance of the benefits. A final decision is not expected before 2011.

BNY Mellon believes the tax benefits associated with the transaction were consistent with statutory and judicial authority existing at the time the transaction was entered into. In the event BNY Mellon is

BNY Mellon     147

Notes to Consolidated Financial Statements (continued)

unsuccessful in defending its position, the IRS has agreed not to assess underpayment penalties.

Based on a probability assessment of various potential outcomes, we currently believe our accruals for tax liabilities are adequate for all open years. Probabilities and outcomes are reviewed as events unfold, and adjustments to the tax liabilities are made when appropriate.

As previously disclosed, BNY Mellon self-disclosed to the SEC, in April 2008, that Mellon Financial Markets LLC (“MFM”) placed orders on behalf of issuers to purchase their own Auction Rate Securities (“ARS”). The SEC and certain state authorities, including the Texas State Securities Board, Florida Office of Financial Regulation, and the New York Attorney General are investigating these transactions. MFM is cooperating fully with the investigations.

As previously disclosed, BNY Capital Markets, Inc. (now BNY Mellon Capital Markets LLC, “BNY MCM”) entered into a letter of Acceptance, Waiver and Consent with the Financial Industry Regulatory Authority, Inc. (“FINRA”) relating to the sale of ARS in April 2009. Two institutional customers not included in the FINRA settlement filed lawsuits in February and April 2009 and one such customer filed an arbitration proceeding against BNY MCM in December 2008, alleging misrepresentations and omissions in the sale of ARS to them.

As previously disclosed, BNY Mellon became aware of circumstances suggesting that employees of Mellon Securities LLC (“Mellon Securities”), which executes orders to purchase and sell securities on behalf of Mellon Investor Services LLC, failed to comply with certain best execution and regulatory requirements in connection with agency cross trades. BNY Mellon self-disclosed this matter to FINRA and the SEC on a voluntary basis. In June 2009, the SEC obtained a formal order of investigation. Mellon Securities is cooperating fully with the investigation. We are currently in discussions with the SEC staff concerning a resolution to this matter. There can be no assurance we will be able to reach an agreement.

As previously disclosed, a number of participants in the securities lending program, which is associated with BNY Mellon’s asset servicing business, have filed or threatened lawsuits against BNY Mellon or its affiliates. The lawsuits were filed on various dates in 2008 and 2009. The participants allege that they have incurred losses, including losses related to investments in Sigma Finance Inc. and Lehman

Brothers Holdings, Inc., and seek damages as to those losses. Certain of these cases seek to proceed as class actions. The participants assert contractual, statutory, and common law claims, including claims for negligence and breach of fiduciary duty.

As previously disclosed, Bernard L. Madoff has pleaded guilty to engaging in a massive investment fraud through his company, Bernard L. Madoff Investment Securities LLC (“Madoff”). Ivy Asset Management LLC (“Ivy”), a subsidiary of BNY Mellon that primarily manages funds-of-hedge-funds, has not had any funds-of-funds investments with Madoff since 2000. Several investment managers contracted with Ivy as a sub-advisor and one pension fund contracted with Ivy as investment manager; a portion of these funds were invested with Madoff and likely suffered losses as a result of the Madoff fraud.

In 2008 and 2009, BNY Mellon and its affiliates, including Ivy, received subpoenas and document requests in connection with a number of regulatory inquiries regarding Madoff and have been cooperating with these inquiries.

BNY Mellon or its affiliates have been named in a number of civil lawsuits filed in December 2008 and on various dates in 2009 relating to certain investment funds that invested money with Madoff. Ivy acted as a sub-advisor to the managers of some of those funds. Plaintiffs allege that the funds suffered losses in connection with the Madoff investments. Plaintiffs assert various causes of action against BNY Mellon or its affiliates, and other parties, including securities and common-law fraud. Certain of the cases seek to proceed as class actions and/or to assert derivative claims on behalf of the funds.

As previously disclosed, The Bank of New York Mellon has been named as a defendant in a number of putative class actions and non-class actions brought by numerous plaintiffs, in connection with its role as indenture trustee for debt issued by affiliates of Medical Capital Corporation (“Medical Capital”). The actions, filed in late 2009, allege that The Bank of New York Mellon breached its fiduciary and contractual obligations to the holders of the underlying securities, and seek unspecified damages. In a separate action, the SEC has alleged that Medical Capital, along with certain of its affiliates and principals, engaged in securities fraud. The court ordered the appointment of a permanent receiver over Medical Capital. The Bank of New York Mellon is not a party to the SEC action.

148     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Beginning in December 2009, certain governmental authorities requested information or served subpoenas on BNY Mellon, seeking information relating to foreign exchange trades executed in connection with custody services BNY Mellon provides to certain governmental entities and public pension plans. BNY Mellon is cooperating with these inquiries.

27. Derivative instruments

We use derivatives to manage exposure to market risk, interest rate risk, credit risk and foreign currency risk, to generate profits from proprietary trading and to assist customers with their risk management objectives.

The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. We enter into offsetting positions to reduce exposure to foreign exchange and interest rate risk.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. In 2009 and 2008, counterparty default losses on both trading and hedging derivatives were $4 million and $20 million, respectively.

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

The fixed rate loans hedged generally have an original maturity of 10 to 11 years and are not callable. These loans are hedged with “pay fixed rate, receive variable rate” swaps with similar notional amounts, maturities, and fixed rate coupons. The swaps are not callable. At Dec. 31, 2009, $1 million of loans were hedged with interest rate swaps, which had notional values of $1 million.

The securities hedged have an original weighted average life of 10 years or less and are generally callable six months prior to maturity. These securities are hedged with “pay fixed rate, receive variable rate” swaps of the same maturity, repricing and fixed rate coupon. At Dec. 31, 2009, $211 million of securities were hedged with interest rate swaps that had notional values of $211 million.

The fixed rate deposits hedged generally have original maturities of 5 to 11 years and are not callable. These deposits are hedged with receive fixed rate, pay variable rate swaps of similar maturity, repricing and fixed rate coupon. The swaps are not callable. At Dec. 31, 2009, $25 million of deposits were hedged with interest rate swaps that had notional values of $25 million.

The fixed rate long-term debt hedged generally have original maturities of 5 to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2009, $12.1 billion of debt was hedged with interest rate swaps that had notional values of $11.6 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of 12 months or less to hedge our Sterling, Euro and Indian Rupee foreign exchange exposure with respect to forecasted revenue transactions in non-U.S. entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2009, the hedged forecasted foreign currency transactions and linked FX forward hedges were $109 million (notional), with $0.3 million of pre-tax losses recorded in other comprehensive income. These losses are expected to be reclassified to income over the next nine months.

We also use forward foreign exchange contracts with original maturities of 10 months or less to hedge our Euro and Japanese Yen foreign exchange exposure with respect to forecasted foreign currency net revenue where we cannot elect hedge accounting. At Dec. 31, 2009, these economic hedges had a U.S. dollar equivalent notional value of $37 million, with $3.6 million of pre-tax losses from those FX forward hedges recorded in foreign exchange and other trading activities.

BNY Mellon     149

Notes to Consolidated Financial Statements (continued)

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward contracts usually have maturities of less than two years. The derivatives employed are designated as net investments hedges of changes in value of our foreign investments due to exchange rates, such that changes in value of the forward exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax effects. At Dec. 31, 2009, foreign exchange contracts, with notional amounts totaling $3.5 billion, were designated as hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2009, had a combined U.S. dollar equivalent value of $890 million.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2009	2008	2007 (a)
Fair value hedges on loans	$(0.1)	$0.2	$0.1
Fair value hedges of securities	0.1	(0.1)	0.1
Fair value hedges of deposits and long-term debt	2.2	28.4	5.8
Cash flow hedges	-	(0.1)	0.1
Other (b)	0.1	0.1	(0.2)
Total	$2.3	$28.5	$5.9
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Includes ineffectiveness recorded on foreign exchange hedges.

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2009 and 2008.

Impact of derivative instruments on the balance sheet	Notional Value		Asset Derivatives Fair Value (a)		Liability Derivatives Fair Value (a)
(in millions)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008
Derivatives designated as hedging instruments (b):
Interest rate contracts	$11,836	$11,362	$408	$928	$106	$162
Foreign exchange contracts	3,645	3,397	-	680	97	-
Total derivatives designated as hedging instruments			$408	$1,608	$203	$162
Derivatives not designated as hedging instruments (c):
Interest rate contracts	$1,030,847	$867,873	$13,754	$18,452	$14,211	$17,818
Equity contracts	7,710	14,396	483	742	570	713
Credit contracts	806	1,328	3	86	6	-
Other contracts	259,402	240,425	4,024	7,833	3,848	7,615
Total derivatives not designated as hedging instruments			$18,264	$27,113	$18,635	$26,146
Total derivatives fair value (d)			$18,672	$28,721	$18,838	$26,308
Effect of master netting agreements			(13,702)	(17,911)	(13,433)	(18,871)
Fair value after effect of master netting agreements			$4,970	$10,810	$5,405	$7,437
(a)	Derivative financial instruments are reported net of cash collateral received and paid of $429 million and $160 million, respectively at Dec. 31, 2009 and $817 million and $1.8 billion, respectively at Dec. 31, 2008.
(b)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the balance sheet.
(c)	The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the balance sheet.
(d)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815.

150     BNY Mellon

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2009 approximately $619 billion (notional) of interest rate contracts will mature within one year, $244 billion between one and five years, and the balance after five years. At Dec. 31, 2009 approximately $250 billion (notional) of foreign exchange contracts will mature within one year, $8 billion between one and five years, and the balance after five years.

Impact of derivative instruments on the income statement
(in millions)
Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives Year ended Dec. 31,		Location of gain (loss) recognized in income on hedged item	Amount of gain (loss) recognized in hedged item Year ended Dec. 31,
		2009	2008		2009	2008
Interest rate contracts	Net interest revenue	$(406)	$632	Net interest revenue	$408	$(603)

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI on derivative (effective portion) Year ended Dec. 31,		Location of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,		Location of gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2009	2008		2009	2008		2009	2008
Interest rate contracts	$-	$30.0	Net interest revenue	$25.9	$3.3	Net interest revenue	$-	$(0.1)
FX contracts	(1.4)	14.4	Other revenue	5.9	7.5	Other revenue	-	-
Total	$(1.4)	$44.4		$31.8	$10.8		$-	$(0.1)

Derivatives in net investment hedging relationships	Amount of gain (loss) recognized in OCI on derivatives (effective portion) Year ended Dec. 31,		Location of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,		Location of gain (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) Recognized in income on derivatives (Ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2009	2008		2009	2008		2009	2008
FX contracts	$(298)	$848	Net interest revenue	$-	$-	Other revenue	$0.1	$0.1

Trading activities (including trading derivatives)

Our trading activities are focused on acting as a market maker for our customers. The risk from these market-making activities and from our own positions is managed by our traders and limited in total exposure as described below.

We manage trading risk through a system of position limits, a value-at-risk (“VAR”) methodology based on Monte Carlo simulations, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by a separate unit on a daily basis. Based on certain assumptions, the VAR methodology is designed to capture the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one-day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. The VAR model is one of several statistical models used to develop economic capital results, which are allocated to lines of business for computing risk-adjusted performance.

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

BNY Mellon     151

Notes to Consolidated Financial Statements (continued)

Revenue from foreign exchange and other trading activities included the following:

Foreign exchange and other trading activities (in millions)	2009	2008	2007 (a)
Foreign exchange	$850	$1,197	$593
Fixed income	242	147	115
Credit derivatives	(84)	30	59
Other	28	88	19
Total	$1,036	$1,462	$786
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

Foreign exchange includes income from purchasing and selling foreign currencies and currency forwards, futures, and options. Fixed income reflects results from futures and forward contracts, interest rate swaps, foreign currency swaps, options and fixed income securities. Credit derivatives include revenue from credit default swaps. Other primarily includes income from equity securities and equity derivatives.

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

Additional disclosures concerning the fair value of derivative instruments are provided in Note 24 of the Notes to Consolidated Financial Statements.

Disclosure of Contingent Features in Over-the-Counter (“OTC”) Derivative Instruments

Certain of BNY Mellon’s OTC derivative contracts and/or collateral agreements contain provisions that would require us to take certain actions if our public debt rating fell to a certain level. Early termination provisions, or “close-out” agreements, in those contracts could trigger immediate payment of outstanding contracts that are in net liability positions. Certain collateral agreements would require us to immediately post additional collateral to cover some or all of BNY Mellon’s liabilities to a counterparty.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions as of Dec. 31, 2009 for three key ratings triggers.

If BNY Mellon’s rating was changed to:	Potential close-out exposures (fair value)
A3/A-	$469 million
Baa2/BBB	$504 million
Bal/BB+	$1,310 million

Additionally, if BNY Mellon’s debt rating had fallen below investment grade on Dec. 31, 2009, existing collateral arrangements would have required us to post an additional $667 million of collateral.

28. Business segments

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

The accounting policies of the business segments are the same as those described in Note 1 of the Notes to Consolidated Financial Statements.

In 2009, the financial results MUNB were moved from the Other segment into discontinued operations. Historical results for the Other segment have been restated to reflect these changes.

The operations of acquired businesses are integrated with the existing business segments soon after most acquisitions are completed. As a result of the integration of staff support functions, management of

152     BNY Mellon

Notes to Consolidated Financial Statements (continued)

customer relationships, operating processes and the financial impact of funding acquisitions, we cannot precisely determine the impact of acquisitions on income before taxes and therefore do not report it.

We provide segment data for seven segments, with certain segments combined into sector groupings as shown below:

Sector/Segment	Primary types of revenue
Asset and Wealth Management sector
Asset Management segment	• Asset and wealth management fees from: Mutual funds Institutional clients Private clients Performance fees • Distribution and servicing fees
Wealth Management segment	• Wealth management fees from high-net-worth individuals, families, endowments and foundations and related entities.
Institutional Services sector
Asset Servicing segment	• Asset servicing fees, including: Institutional trust and custody fees Broker-dealer services Securities lending • Foreign exchange
Issuer Services segment	• Issuer services fees, including: Corporate trust Depositary receipts Employee investment plan services Shareowner services
Clearing Services segment	• Clearing services fees, including: Broker-dealer services Registered investment advisor services
Treasury Services segment	• Treasury services fees, including: Global payment services Working capital solutions • Financing-related fees
Other segment	• Leasing operations • Corporate treasury activities • Global markets and institutional banking services • Business exits • M&I expenses

BNY Mellon     153

Notes to Consolidated Financial Statements (continued)

Business segment information is reported on a continuing operations basis for all periods presented. See Note 4 of the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

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
•

The FDIC special emergency deposit assessment is considered a corporate charge and was therefore recorded in the Other segment. Recurring FDIC expense is allocated to segments based on average deposits generated within each segment.

•

Management of the investment securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the valuation of the securities portfolio are included in the Other segment.

•	Support agreement charges are recorded in the segment in which the charges occurred.
•	The restructuring charges recorded in 2009 and 2008 resulted from corporate initiatives and therefore were recorded in the Other segment.
•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each segment. Segments with a net liability position have been allocated assets.
•	Goodwill and intangible assets are reflected within individual business segments.
•	M&I expenses are a corporate level item and are therefore recorded in the Other segment.
•	The operations of Mellon Financial are included from July 1, 2007, the effective date of the merger.

The merger with Mellon Financial had a considerable impact on the comparison of business segment results from 2008 compared with 2007. The merger significantly impacted the Asset Management, Wealth Management and Asset Servicing segments and, to a lesser extent, the Issuer Services, Treasury Services and the Other segments.

Total revenue includes approximately $1.6 billion and $2.0 billion in 2009 and 2008, respectively, of international operations domiciled in the U.K. which is 21% and 14% of total revenue, respectively.

154     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules show the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2009
(dollars in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$2,280	$578	$2,858	$3,369	$1,611	$1,190	$878	$7,048	$(5,134)	$4,772
Net interest revenue	31	194	225	892	768	340	616	2,616	74	2,915
Total revenue	$2,311	$772	$3,083	$4,261	$2,379	$1,530	$1,494	9,664	(5,060)	7,687
Provision for credit losses	-	1	1	-	-	-	-	-	331	332
Noninterest expense	1,948	578	2,526	2,941	1,302	1,021	794	6,058	979	9,563
Income before taxes	$363	$193	$556	$1,320	$1,077	$509	$700	$3,606	$(6,370)	$(2,208)
Pre-tax operating margin (a)	16%	25%	18%	31%	45%	33%	47%	37%	N/M	N/M
Average assets	$12,567	$9,278	$21,845	$60,804	$50,746	$18,455	$26,046	$156,051	$32,043	$209,939	(b)

For the year ended Dec. 31, 2008
(dollars in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$2,794	$624	$3,418	$4,416	$1,851	$1,292	$977	$8,536	$(1,240)	$10,714
Net interest revenue	75	200	275	1,086	710	321	730	2,847	(263)	2,859
Total revenue	2,869	824	3,693	5,502	2,561	1,613	1,707	11,383	(1,503)	13,573
Provision for credit losses	-	-	-	-	-	-	-	-	104	104
Noninterest expense	2,641	634	3,275	3,783	1,413	1,130	840	7,166	1,082	11,523
Income before taxes	$228	$190	$418	$1,719	$1,148	$483	$867	$4,217	$(2,689)	$1,946
Pre-tax operating margin (a)	8%	23%	11%	31%	45%	30%	51%	37%	N/M	14%
Average assets	$13,267	$10,044	$23,311	$59,150	$35,169	$18,358	$25,603	$138,280	$45,925	$207,516	(b)

For the year ended Dec. 31, 2007 (c)
(dollars in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Sector	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Sector	Other Segment	Total Continuing Operations
Fee and other revenue	$1,872	$423	$2,295	$2,957	$1,660	$1,130	$741	$6,488	$270	$9,053
Net interest revenue	10	111	121	693	567	303	521	2,084	40	2,245
Total revenue	1,882	534	2,416	3,650	2,227	1,433	1,262	8,572	310	11,298
Provision for credit losses	-	-	-	-	-	-	-	-	(11)	(11)
Noninterest expense	1,372	413	1,785	2,497	1,159	1,047	663	5,366	943	8,094
Income before taxes	$510	$121	$631	$1,153	$1,068	$386	$599	$3,206	$(622)	$3,215
Pre-tax operating margin (a)	27%	23%	26%	32%	48%	27%	47%	37%	N/M	28%
Average assets	$7,636	$5,702	$13,338	$38,016	$25,658	$14,967	$18,497	$97,138	$36,771	$147,247 (b)
(a)	Income before taxes divided by total revenue
(b)	Including average assets of discontinued operations of $2,188 million in 2009, $2,441 million in 2008 and $1,395 million in 2007, consolidated average assets were $212,127 million for 2009, $209,957 million for 2008 and $148,642 million for 2007.
(c)	Results for 2007 include six months of BNY Mellon and six months legacy The Bank of New York Company, Inc.

BNY Mellon     155

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of BNY Mellon’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2009, BNY Mellon changed their methods of accounting for other-than-temporary impairments and, in 2008, changed their methods of accounting for fair value measurements and elected the fair value option for certain financial assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BNY Mellon’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 26, 2010 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York

February 26, 2010

156     BNY Mellon

Directors, Senior Management and Executive Committee

Directors

Ruth E. Bruch

Retired Senior Vice President and

Chief Information Officer

Kellogg Company

Cereal and convenience foods

Nicholas M. Donofrio

Retired Executive Vice President, Innovation and Technology

IBM Corporation

Developer, manufacturer and provider of advanced information technologies and services

Gerald L. Hassell

President

The Bank of New York Mellon Corporation

Edmund F. (Ted) Kelly

Chairman, President and Chief

Executive Officer

Liberty Mutual Group

Multi-line insurance company

Robert P. Kelly

Chairman and Chief Executive Officer

The Bank of New York Mellon Corporation

Richard J. Kogan

Retired Chairman, President and Chief Executive Officer

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

Chancellor and Chief Executive Officer

University of Pittsburgh

Major public research university

Catherine A. Rein

Retired Senior Executive Vice President and Chief Administrative Officer

MetLife, Inc.

Insurance and financial services company

William C. Richardson

President and Chief Executive Officer Emeritus

The W. K. Kellogg Foundation

Private foundation

Samuel C. Scott III

Retired Chairman, President and Chief Executive Officer

Corn Products International, Inc.

Global producers of corn-refined products and ingredients

John P. Surma

Chairman and Chief Executive Officer United States Steel Corporation

Steel manufacturing

Wesley W. von Schack

Retired Chairman, President and Chief Executive Officer

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

Chief Executive Officer,

BNY Mellon Wealth Management

Jonathan Little

Vice Chairman, BNY Mellon Asset Management

Chairman, BNY Mellon Asset Management International

Ronald P. O’Hanley

Chief Executive Officer,

BNY Mellon Asset Management

James P. Palermo

Co-Chief Executive Officer,

BNY Mellon Asset Servicing

Karen B. Peetz

Chief Executive Officer,

Financial Markets and Treasury Services

Lisa B. Peters

Chief Human Resources Officer

Brian G. Rogan

Chief Risk Officer

Kurt D. Woetzel

Chief Information Officer

BNY Mellon     157

Performance Graph

	2004	2005	2006	2007	2008	2009
The Bank of New York Mellon Corporation	$100.0	$98.1	$124.5	$148.5	$88.6	$89.3
S&P 500 Financial Index	100.0	106.5	127.0	103.5	46.3	54.3
S&P 500	100.0	104.9	121.5	128.2	80.7	102.1
Peer Group	100.0	106.1	128.6	107.2	58.8	66.4

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2004 to Dec. 31, 2009. The graph reflects total shareholder returns for The Bank of New York Company, Inc. from Dec. 31, 2004 to June 29, 2007, and for The Bank of New York Mellon Corporation from July 2, 2007 to Dec. 31, 2009. June 29, 2007 was the last day of trading on the NYSE of The Bank of New York Company, Inc. common stock and July 2, 2007 was the first day of trading on the NYSE of The Bank of New York Mellon Corporation common stock. We are showing combined The Bank of New York Company, Inc.—The Bank of New York Mellon Corporation shareholder returns because The Bank of New York Mellon Corporation does not have a five-year history as a public company. Our peer group is composed of asset managers and institutional service providers that represent our primary competitors. We also utilize the S&P 500 Financial Index as a benchmark against our performance. The graph also shows the cumulative total returns for the same five-year period of the S&P 500 Index, the S&P 500 Financial Index, as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2004 in The Bank of New York Company, Inc. common stock (which was converted on a 0.9434 for one basis into The Bank of New York Mellon Corporation common stock on July 1, 2007), in the S&P 500 Financial Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group*
American Express Company	Citigroup Inc.	Prudential Financial, Inc.
Bank of America Corporation	JPMorgan Chase & Co.	State Street Corporation
BlackRock, Inc.	Northern Trust Corporation	U.S. Bancorp
The Charles Schwab Corporation	The PNC Financial Services Group, Inc.	Wells Fargo & Company

*	Returns are weighted by market capitalization at the beginning of the measurement period.

158     BNY Mellon