Form 10-K, Exhibit 13
period 2010-12-31
Bank of New York Mellon CORP
filed 2011-02-28
CIK 1390777

Exhibit 13.1

FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION

2010 ANNUAL REPORT

Corporate Information	Inside back cover

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary
(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2010	2009		2008	2007 (a)	2006 (b)
Year ended Dec. 31

Fee revenue	$10,697	$10,108		$12,342	$9,254	$5,337
Income of consolidated asset management funds (c)	226	-		-	-	-
Net securities gains (losses)	27	(5,369)		(1,628)	(201)	2
Net interest revenue	2,925	2,915		2,859	2,245	1,499
Total revenue	13,875	7,654		13,573	11,298	6,838
Provision for credit losses	11	332		104	(11)	(20)
Noninterest expense	10,170	9,530		11,523	8,094	4,675
Income (loss) from continuing operations before income taxes	3,694	(2,208)		1,946	3,215	2,183
Provision (benefit) for income taxes	1,047	(1,395)		491	987	694
Net income (loss) from continuing operations	2,647	(813)		1,455	2,228	1,489
Net income (loss) from discontinued operations	(66)	(270)		14	10	1,371
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	-	-		(26)	(180)	-
Net income (loss)	2,581	(1,083)		1,443	2,058	2,860
Net (income) loss attributable to noncontrolling interests (c)	(63)	(1)		(24)	(19)	(13)
Redemption charge and preferred dividends	-	(283)		(33)	-	-
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,518	$(1,367)		$1,386	$2,039	$2,847

Earnings per diluted common share applicable to common shareholders of The Bank of New York Mellon Corporation:
Net income (loss) from continuing operations	$2.11	$(0.93)		$1.21	$2.35	$2.04
Net income (loss) from discontinued operations	(0.05)	(0.23)		0.01	0.01	1.91
Extraordinary (loss), net of tax	-	-		(0.02)	(0.19)	-
Net income (loss) applicable to common stock	$2.05 (d)	$(1.16	) (e)	$1.20	$2.17	$3.93 (d)

At Dec. 31
Interest-earning assets	$180,541	$161,537		$184,591	$144,883	$77,462
Assets of operations	232,493	212,224		237,512	197,656	103,206
Total assets (c)	247,259	212,224		237,512	197,656	103,206
Deposits	145,339	135,050		159,673	118,125	62,146
Long-term debt	16,517	17,234		15,865	16,873	8,773
Preferred (Series B) stock	-	-		2,786	-	-
Total The Bank of New York Mellon Corporation common shareholders’ equity	32,354	28,977		25,264	29,403	11,429

At Dec. 31
Assets under management (“AUM”) (in billions)	$1,172	$1,115		$928	$1,121	$142
Assets under custody and administration (“AUC”) (in trillions)	25.0	22.3		20.2	23.1	15.5
Cross-border assets (in trillions)	9.2	8.8		7.5	10.0	6.3
Market value of securities on loan (in billions) (f)	278	247		326	633	399
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 include legacy The Bank of New York Company, Inc. only. All legacy The Bank of New York Company, Inc. earnings per share and share-related data are presented in post-merger share count terms.
(c)	Includes the impact of adopting ASC 810. See Operations of consolidated asset management funds and Note 2 of the Notes to Consolidated Financial Statements for additional information.
(d)	Does not foot due to rounding.
(e)	Diluted earnings per common share for 2009 was calculated using average basic shares. Adding back the dilutive shares would result in anti-dilution.
(f)	Represents the securities on loan, both cash and non-cash, managed by the Asset Servicing business.

2     BNY Mellon

Financial Summary (continued)
(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2010	2009	2008		2007 (a)	2006 (b)
Net income basis:
Return on common equity (c)	8.1%	N/M	5.0%		11.0%	27.6%
Return on tangible common equity (c)	25.6	N/M	20.7		29.3	50.7
Return on average assets (c)	1.06	N/M	0.67		1.49	2.67

Continuing operations basis:
Return on common equity (c)(d)	8.3%	N/M	5.0%		10.9%	14.3%
Non-GAAP adjusted (c)(d)	9.8	9.3%	14.2		13.6	15.5
Return on tangible common equity – Non-GAAP (c)(d)	26.3	N/M	20.5		29.2	26.7
Non-GAAP adjusted (c)(d)	28.0	32.1	48.7		33.6	28.0
Pre-tax operating margin (d)	27	N/M	14		28	32
Non-GAAP adjusted (d)	32	31	39		36	35
Fee revenue as a percentage of total revenue excluding net securities gains (losses) (d)	78	78	79		80	78
Fee revenue per employee (based on average headcount) (in thousands)	$241	$241	$290		$291	$262
Percentage of non-U.S. fee, net interest revenue and income of consolidated asset management funds, net of noncontrolling interests	36%	32%	33	% (e)	32%	30%
Net interest margin (on fully taxable equivalent basis)	1.70	1.82	1.89	(e)	2.05	2.01
Cash dividends per common share	$0.36	$0.51	$0.96		$0.95	$0.91
Common dividend payout ratio	17.6%	N/M	80.0%		43.6%	23.1%
Dividend yield	1.2%	1.8%	3.4%		1.9%	2.2%
Closing common stock price per common share	$30.20	$27.97	$28.33		$48.76	$41.73
Market capitalization (in billions)	37.5	33.8	32.5		55.9	29.8
Book value per common share – GAAP (d)	26.06	23.99	22.00		25.66	16.03
Tangible book value per common share – Non-GAAP (d)	8.91	7.90	5.18		8.00	7.73
Full-time employees	48,000	42,200	42,500		41,200	22,400
Year-end common shares outstanding (in thousands)	1,241,530	1,207,835	1,148,467		1,145,983	713,079
Average total equity to average total assets	13.1%	13.4%	13.7%		13.6%	9.7%

Capital ratios at Dec. 31 (f)
Tier 1 capital ratio	13.4%	12.1%	13.2%		9.3%	8.2%
Total (Tier 1 plus Tier 2) capital ratio	16.3	16.0	16.9		13.2	12.5
Leverage capital ratio	5.8	6.5	6.9		6.5	6.7
BNY Mellon shareholders’ equity to total assets ratio (d)	13.1	13.7	10.6		14.9	11.1
Tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio – Non-GAAP (d)	5.8	5.2	3.8		5.2	5.7
Tier 1 common equity to risk-weighted assets ratio (d)	11.8	10.5	9.4		7.6	6.7
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 include legacy The Bank of New York Company, Inc. only. All legacy The Bank of New York Company, Inc. earnings per share and share-related data are presented in post-merger share count terms.
(c)	Calculated before the extraordinary losses in 2008 and 2007.
(d)	See Supplemental Information beginning on page 66 for a calculation of these ratios.
(e)	Excluding the SILO/LILO charge, the percentage of non-U.S. fee and net interest revenue was 32% and the net interest margin was 2.21% for the year ended Dec. 31, 2008.
(f)	Includes discontinued operations.

BNY Mellon     3

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

Throughout this Annual Report, certain measures, which are noted, exclude certain items. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons, which relate to our ability to enhance revenues and limit expenses in circumstances where such matters are within our control. We also present certain amounts on a fully taxable equivalent (“FTE”) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 66 for a reconciliation of financial measures presented in accordance with GAAP to adjusted non-GAAP financial measures.

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

Overview

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE symbol: BK). BNY Mellon is a leading manager and servicer of global financial assets, operating in 36 countries and serving more than 100 markets. Our global client base consists of the world’s largest financial institutions, corporations, government agencies, high-net-worth individuals, families, endowments and foundations and related entities. At Dec. 31, 2010, we had $25.0 trillion in assets under custody and administration and $1.17 trillion in assets under management, serviced $12.0 trillion in outstanding debt and, on average, processed $1.6 trillion of global payments per day.

BNY Mellon’s businesses benefit from the global growth in financial assets and from the globalization of the investment process. Over the long term, our financial goals are focused on deploying capital to accelerate the long-term growth of our businesses and achieving superior total returns to shareholders by generating first quartile earnings per share growth over time relative to a group of peer companies.

Key components of our strategy include: providing superior client service versus peers; strong investment performance relative to investment benchmarks; above-median revenue growth relative to peer companies; increasing the percentage of revenue and income derived from outside the U.S.; successful integration of acquisitions; competitive margins; and positive operating leverage. We have established Tier 1 capital as our principal capital measure and have established a targeted ratio of Tier 1 capital to risk-weighted assets of 10%. We expect to update our capital targets once Basel III guidelines are finalized.

4     BNY Mellon

Results of Operations (continued)

2010 events

Acquisition of Global Investment Servicing, Inc.

On July 1, 2010, BNY Mellon acquired Global Investment Servicing, Inc. (“GIS”) for cash of $2.3 billion. GIS provides a comprehensive suite of products that includes subaccounting, fund accounting/administration, custody, managed account services and alternative investment services. GIS is based in Wilmington, Delaware, and has approximately 4,500 employees in locations across the U.S. and Europe.

At June 30, 2010, GIS had approximately $719 billion in assets under administration, including $449 billion in assets under custody. GIS is included in the Institutional Services Group for reporting purposes.

At Dec. 31, 2010, approximately $6.8 billion of deposits related to GIS are expected to transition to BNY Mellon by the end of 2011. Until the transition is completed, we will receive net economic value payments for these deposits.

Acquisition of BHF Asset Servicing GmbH

On Aug. 2, 2010, BNY Mellon acquired BHF Asset Servicing GmbH (“BAS”) for cash of EUR281 million (US$370 million). This transaction included the purchase of Frankfurter Service Kapitalanlage – Gesellschaft mbH (“FSKAG”), a wholly owned fund administration affiliate.

BAS and FSKAG became part of BNY Mellon’s Asset Servicing business. The combined business offers a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany with EUR569 billion (US$744 billion) in assets under custody and administration and depotbanking volume of EUR122 billion (US$159 billion) at acquisition.

The aforementioned acquisitions were accretive to earnings in 2010.

Asset Management joint venture in Shanghai

In July 2010, the China Securities Regulatory Commission authorized BNY Mellon and Western Securities to establish a joint venture fund management company in China. The new company, BNY Mellon Western Fund Management Company Limited (“BNY Mellon Western Fund Management”), is owned by BNY Mellon (49%) and Western Securities (51%).

BNY Mellon Western Fund Management manages domestic Chinese securities in a range of local retail fund products. BNY Mellon Western Fund Management also focuses on leveraging distribution within the Chinese banking and securities sectors.

Acquisition of I3 Advisors

On Sept. 1, 2010, BNY Mellon acquired I3 Advisors of Toronto, an independent wealth advisory company with more than C$3.8 billion in assets under advisement at acquisition. This was BNY Mellon’s first wealth management acquisition in Canada.

Common stock offering

In June 2010, BNY Mellon priced 25.9 million common shares in an underwritten public offering, at $27.00 per common share. In connection with this offering, BNY Mellon entered into a forward sale agreement with a forward purchaser, who borrowed and sold to the public through the underwriters shares of the Company’s common stock. In September 2010, BNY Mellon settled the forward sale agreement. At settlement, BNY Mellon received net proceeds of approximately $677 million. The proceeds were primarily used to fund the acquisition of GIS.

Adoption of new accounting standards

On Jan. 1, 2010, we adopted ASC 810, Consolidation issued by the Financial Accounting Standards Board (“FASB”). This statement requires ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE and, accordingly, must consolidate the VIE in the enterprise’s financial statements. Adoption of this new statement increased consolidated total assets on our balance sheet at Dec. 31, 2010 by $14.6 billion for the consolidation of certain asset management funds, seed capital investments and securitizations. See below and Notes 2 and 16 to the Notes to Consolidated Financial Statements for additional information.

Summary of financial results

We reported net income from continuing operations applicable to the common shareholders of BNY Mellon of $2.6 billion, or $2.11 per diluted common share in 2010. This compares with a net loss from continuing operations of $1.1 billion, or $0.93 per diluted common share in 2009 and net income from continuing operations of $1.4 billion, or diluted earnings per common share of $1.21, in 2008.

BNY Mellon     5

Results of Operations (continued)

In 2010, the net income applicable to common shareholders, including discontinued operations, totaled $2.5 billion, or $2.05 per diluted common share, compared with a net loss of $1.4 billion, or $1.16 per diluted common share, in 2009 and net income of $1.4 billion, or $1.20 per diluted common share, in 2008.

Highlights of 2010 results

•

Assets under custody and administration (“AUC”) totaled a record $25.0 trillion at Dec. 31, 2010 compared with $22.3 trillion at Dec. 31, 2009. This increase was primarily driven by the acquisitions of GIS and BAS (collectively, “the Acquisitions”), higher market values and net new business. (See “Institutional Services Group” beginning on page 22.)

•

Assets under management (“AUM”) totaled a record $1.17 trillion at Dec. 31, 2010 compared with $1.12 trillion at Dec. 31, 2009. The increase was driven by higher market values and net new business. (See “Asset and Wealth Management Group” beginning on page 18.)

•

Securities servicing fee revenue totaled $5.6 billion in 2010 compared with $5.0 billion in 2009. Asset servicing revenue increased as a result of the Acquisitions, higher market values and net new business. The increase in clearing services revenue was primarily driven by the GIS acquisition. Issuer services revenue was flat compared to 2009. (See “Institutional Services Group” beginning on page 22.)

•

Asset and wealth management fees, including performance fees totaled $2.9 billion in 2010 compared with $2.7 billion in 2009. The increase reflects higher market values globally, the full year impact of the Insight acquisition and new business, partially offset by a reduction in money market fees due to higher fee waivers and outflows in money markets. (See “Asset Management business” and “Wealth Management business” beginning on page 20.)

•

Foreign exchange and other trading revenue totaled $886 million in 2010 compared with $1.0 billion in 2009. The decrease primarily resulted from both lower fixed income and derivatives trading revenue and lower foreign exchange revenue. (See “Fee and other revenue” beginning on page 8.)

•

Investment income and other revenue totaled $467 million in 2010 compared with $337 million in 2009. The increase primarily reflects positive foreign currency translations and higher equity investment income. (See “Fee and other revenue” beginning on page 8.)

•

Net interest revenue totaled $2.9 billion in both 2010 and 2009 as a higher yield on the restructured investment securities portfolio and higher interest-earning assets in 2010 were offset by lower spreads. (See “Net interest revenue” beginning on page 11.)

•

The provision for credit losses was $11 million in 2010 compared with $332 million in 2009. The decrease in the provision primarily reflects a 66% decline in criticized assets compared with Dec. 31, 2009. (See “Asset quality and allowance for credit losses” beginning on page 45.)

•

Noninterest expense totaled $10.2 billion in 2010 compared with $9.5 billion in 2009. The increase reflects the impact of the Acquisitions, the full-year impact of the Insight acquisition and higher compensation expense. (See “Noninterest expense” beginning on page 14.)

•

Merger and integration (“M&I”) expenses were $139 million (pre-tax), or $0.07 per diluted common share in 2010 compared with $233 million (pre-tax), or $0.12 per diluted common share in 2009. (See “Noninterest expense” beginning on page 14.)

•

The unrealized net of tax gain on our total investment securities portfolio was $150 million at Dec. 31, 2010 compared with a net of tax loss of $705 million at Dec. 31, 2009. The improvement in the valuation of the investment securities portfolio was due to the decline in interest rates and the tightening of credit spreads. (See “Consolidated balance sheet review” beginning on page 38.)

•

Our Tier 1 capital ratio was 13.4% at Dec. 31, 2010, compared with 12.1% at Dec. 31, 2009. The increase primarily reflects earnings retention, the third quarter 2010 common equity issuance of $677 million and lower risk-weighted assets, partially offset by the impact of the Acquisitions. (See “Capital” beginning on page 55.)

Results for 2009

We reported a net loss from continuing operations applicable to the common shareholders of BNY Mellon of $1.1 billion, or $0.93 per diluted common share in 2009 and a net loss applicable to common shareholders, including discontinued operations, of $1.4 billion, or $1.16 per diluted common share. These results were primarily driven by:

•	Investment securities (pre-tax) net losses of $5.4 billion in 2009 reflecting the restructuring of the investment securities portfolio.

6     BNY Mellon

Results of Operations (continued)

•	A provision for credit losses of $332 million in 2009, reflecting a higher number of downgrades and deterioration in certain industry sectors.
•	M&I expenses of $233 million (pre-tax).
•

An after-tax redemption charge of $196.5 million related to the repurchase of the Series B preferred stock issued to the U.S. Treasury as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program and $86.5 million for dividends/accretion on the Series B preferred stock.

Results for 2009 also included lower securities servicing revenue, lower asset and wealth management fees and lower foreign exchange and other trading revenue.

Results for 2008

Results for 2008 were significantly impacted by the merger with Mellon Financial. The merger increased asset servicing revenue, asset and wealth management revenue, foreign exchange and other trading revenue, treasury services revenue, distribution and servicing revenue and had a lesser impact on issuer services revenue. Noninterest expense was also significantly impacted by the merger. Results for 2008 also included:

•	Securities write-downs of $1.6 billion (pre-tax), primarily relating to negative market assumptions in the housing industry;
•	Support agreements provided to clients which resulted in an $894 million (pre-tax) charge;
•	A charge relating to certain SILOs/LILOs of $489 million (pre-tax) as well as the settlement of several audit cycles;
•	M&I expenses of $483 million (pre-tax);
•	A restructuring charge of $181 million (pre-tax) related to global workforce reduction initiatives; and
•	The consolidation of the assets of our bank-sponsored commercial paper conduit, Old Slip Funding, LLC (“Old Slip”) which resulted in an extraordinary after-tax loss of $26 million.

BNY Mellon     7

Results of Operations (continued)

Fee and other revenue

Fee and other revenue (dollars in millions unless otherwise noted)	2010		2009	2008	2010 vs. 2009	2009 vs. 2008
Securities servicing fees:
Asset servicing	$2,939		$2,314	$2,581	27%	(10)%
Securities lending revenue	150		259	789	(42)	(67)
Issuer services	1,460		1,463	1,685	-	(13)
Clearing services	1,005		962	1,065	4	(10)
Total securities servicing fees	5,554		4,998	6,120	11	(18)
Asset and wealth management fees	2,868	(a)	2,677	3,218	7	(17)
Foreign exchange and other trading revenue	886		1,036	1,462	(14)	(29)
Treasury services	517		519	514	-	1
Distribution and servicing	210		326	421	(36)	(23)
Financing-related fees	195		215	186	(9)	16
Investment income	308	(a)	226	207	36	9
Other	159		111	214	43	(48)
Total fee revenue – GAAP	10,697		10,108	12,342	6	(18)
Income of consolidated asset management funds, net of noncontrolling interests	167	(a)	-	-	N/M	N/M
Total fee revenue – Non-GAAP	10,864		10,108	12,342	7	(18)
Net securities gains (losses)	27		(5,369)	(1,628)	N/M	N/M
Total fee and other revenue – Non-GAAP (b)	$10,891		$4,739	$10,714	130%	(56)%
Fee revenue as a percentage of total revenue excluding securities gains (losses) (c)	78%		78%	79%
Market value of AUM at period end (in billions)	$1,172		$1,115	$928	5%	20%
Market value of AUC and administration at period end (in trillions)	$25.0		$22.3	$20.2	12%	10%
(a)	Asset and wealth management fees exclude $125 million and investment income excludes $42 million as a result of consolidating certain asset management funds. These fees, net of noncontrolling interests, are included in income of consolidated asset management funds. This change resulted from adopting ASC 810, see “Operations of consolidated asset management funds” beginning on page 10.
(b)	Total fee and other revenue on a GAAP basis was $10,724 million in 2010, $4,739 million in 2009 and $10,714 million in 2008. Total fee revenue from the Acquisitions was $480 million in 2010.
(c)	See “Supplemental Information” beginning on page 66 for a calculation of this ratio.

Fee revenue

Fee revenue increased 6% in 2010 compared with 2009, primarily reflecting the impact of the Acquisitions, the full-year impact of the Insight acquisition, improved market values and new business, partially offset by lower foreign exchange and other trading revenue, lower distribution and servicing fees and lower securities lending revenue.

Securities servicing fees

Securities servicing fees were impacted by the following compared to 2009:

•	Asset servicing fees increased 27%, reflecting the impact of the Acquisitions, higher market values, net new business and asset inflows from existing clients.
•	Securities lending revenue decreased 42% as a result of narrower spreads and lower loan balances. In 2010, securities lending loan balances stabilized and spreads normalized.
•

Issuer services fees were flat as higher Depositary Receipts revenue resulting from higher issuance, corporate action and service fees was offset by lower Corporate Trust fee revenue, reflecting continued weakness in the structured debt markets and lower money market related distribution fees, and lower Shareowner Services revenue, reflecting lower corporate action fees.

•	Clearing services fees increased 4%, primarily as a result of the impact of the GIS acquisition and growth in mutual fund assets, partially offset by lower money market related distribution fees.

See the “Institutional Services Group” in “Review of businesses” for additional details.

8     BNY Mellon

Results of Operations (continued)

Asset and wealth management fees

Asset and wealth management fees totaled $2.9 billion in 2010, an increase of 7% compared with 2009. Adjusted for performance fees and income from consolidated asset management funds, net of noncontrolling interests, these fees increased 11%, compared with 2009. The increase reflects improved market values, the Insight acquisition and the impact of net new business.

Total AUM for the Asset and Wealth Management Group were a record $1.17 trillion at Dec. 31, 2010, compared with $1.12 trillion at Dec. 31, 2009. The increase was primarily due to higher market values and net new business. Long-term inflows in 2010 were $48 billion and benefited from strength in institutional fixed income and global equity products and positive retail flows. The S&P 500 index was 1258 at Dec. 31, 2010, compared with 1115 at Dec. 31, 2009, a 13% increase.

See the “Asset and Wealth Management businesses” in “Review of businesses” for additional details regarding the drivers of asset and wealth management fees.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue, which is primarily reported in the Asset Servicing business, decreased $150 million, or 14%, from $1,036 million in 2009. In 2010, foreign exchange revenue totaled $787 million, a decrease of 7% compared with 2009, driven by lower volatility. Other trading revenue totaled $99 million in 2010, a decrease of 47% compared with 2009, largely due to lower fixed income and derivatives trading revenue.

Treasury services

Treasury services fees, which are primarily reported in the Treasury Services business, include fees related to funds transfer, cash management and liquidity management. Treasury services fees were flat compared with 2009.

Distribution and servicing fees

Distribution and servicing fees earned from mutual funds are primarily based on average assets in the funds and the sales of funds that we manage or administer and are primarily reported in the Asset

Management business. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes and the funds’ market values.

The $116 million decrease in distribution and servicing fee revenue in 2010 compared with 2009 primarily reflects lower money market assets under management and higher redemptions in 2009. The impact of distribution and servicing fees on income in any one period can be more than offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Treasury Services business, include capital markets fees, loan commitment fees and credit-related trade fees. Financing-related fees decreased $20 million from 2009 primarily as a result of lower capital markets and credit related fees, primarily reflecting our strategy to reduce targeted risk exposure.

Investment income

Investment income (in millions)	2010	2009	2008
Corporate/bank-owned life insurance	$150	$151	$145
Lease residual gains	69	90	89
Equity investment income (loss)	51	(28)	54
Private equity gains (losses)	29	(18)	1
Seed capital gains (losses)	9	31	(82)
Total investment income	$308	$226	$207

Investment income, which is primarily reported in the Other and Asset Management businesses, includes income from insurance contracts, lease residual gains and losses, gains and losses on seed capital investments and private equity investments, and equity investment income (loss). The increase, compared with 2009, primarily reflects higher equity investment revenue, driven by the write-down of certain equity investments in 2009, and higher private equity gains, partially offset by lower lease residual gains and lower seed capital gains.

BNY Mellon     9

Results of Operations (continued)

Other revenue

Other revenue (in millions)	2010	2009	2008
Asset-related gains	$22	$76	$45
Expense reimbursements from joint ventures	37	31	29
Economic value payments	7	-	-
Other income (loss)	93	4	140
Total other revenue	$159	$111	$214

Other revenue includes asset-related gains, expense reimbursements from joint ventures, economic value payments and other income (loss). Asset-related gains include loan, real estate and other asset dispositions. Expense reimbursements from joint ventures relate to expenses incurred by BNY Mellon on behalf of joint ventures. Economic value payments relate to deposits from the GIS acquisition that have not yet transferred to BNY Mellon. Other income (loss) primarily includes foreign currency translation, other investments and various miscellaneous revenues.

Total other revenue increased compared with 2009, primarily reflecting higher foreign currency translations partially offset by lower asset-related gains. The decrease in asset-related gains compared with 2009 primarily reflects a gain on the sale of the VISA shares recorded in 2009.

Net investment securities gains (losses)

Net investment securities gains totaled $27 million in 2010 compared with losses totaling $5.4 billion in 2009. The loss in 2009 primarily resulted from a charge related to restructuring the investment securities portfolio.

The following table details investment securities gains (losses) by type of security. See “Consolidated balance sheet review” for further information on the investment securities portfolio.

Net securities gains (losses)
(in millions)	2010	2009	2008
Alt-A RMBS	$(13)	$(3,113)	$(1,236)
Prime RMBS	-	(1,008)	(12)
Subprime RMBS	(4)	(322)	(12)
European floating rate notes	(3)	(269)	-
Home equity lines of credit	-	(205)	(104)
Commercial MBS	-	(89)	-
Grantor Trust	-	(39)	-
Credit cards	-	(26)	-
ABS CDOs	-	(23)	(122)
Other	47	(275)	(142)
Total net securities gains (losses)	$27	$(5,369)	$(1,628)

2009 compared with 2008

Fee and other revenue decreased in 2009 compared with 2008, primarily reflecting net securities losses recorded in 2009. Net securities losses totaled $5.4 billion in 2009 compared with losses of $1.6 billion in 2008. The loss in 2009 primarily resulted from a charge related to restructuring the investment securities portfolio.

Fee and other revenue was also impacted by the following:

•	Asset servicing revenue decreased, primarily due to lower average market values in 2009, lower client activity and a stronger U. S. dollar, partially offset by new business;
•	Securities lending revenue decreased, primarily as a result of lower spreads and lower loan balances;
•	Issuer services revenue decreased as a result of lower Depositary Receipts revenue, lower Corporate Trust fees and lower Shareowner Services revenue;
•

Asset and wealth management revenue decreased due to lower average global market values in 2009, lower money market related fees due to increased fee waivers and short-term outflows, and a stronger U. S. dollar;

•	Foreign exchange and other trading revenue decreased primarily as a result of lower foreign exchange revenue driven by lower volumes and a lower valuation of credit default swaps;
•	Other revenue decreased primarily reflecting a lower level of foreign currency translation.

Operations of consolidated asset management funds

On Jan. 1, 2010, we adopted ASC 810. See Notes 2 and 16 in the Notes to Consolidated Financial Statements for additional information. Adoption of this standard resulted in an increase in consolidated total assets on our balance sheet at Dec. 31, 2010, of $14.6 billion, or an increase of approximately 7% from Dec. 31, 2009.

We also separately disclosed the following on the income statement.

10     BNY Mellon

Results of Operations (continued)

Income from consolidated asset management funds, net of noncontrolling interests
(in millions)	2010	2009	2008
Operations of consolidated asset management funds	$226	$-	$-
Noncontrolling interest of consolidated asset management funds	59	-	-
Income from consolidated asset management funds, net of noncontrolling interests	$167	$-	$-

Prior to the adoption of ASC 810 on Jan. 1, 2010, income from consolidated asset management funds, net of noncontrolling interests would have been disclosed on the income statement as follows.

(in millions)	2010	2009	2008
Asset and wealth management revenue	$125	$-	$-
Investment income	42	-	-
Total	$167	$-	$-

Net interest revenue

Net interest revenue (dollars in millions)	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Net interest revenue (non-FTE)	$2,925	$2,915	$2,859	-%		2%
Tax equivalent adjustment	19	18	21	N/M		N/M
Net interest revenue (FTE) – Non-GAAP	2,944	2,933	2,880	-%		2%
SILO/LILO charges	-	-	489	N/M		N/M
Net interest revenue excluding SILO/LILO charges (FTE) – Non-GAAP	$2,944	$2,933	$3,369	-%		(13)%
Average interest-earning assets	$172,793	$160,955	$152,201	7%		6%
Net interest margin (FTE)	1.70%	1.82%	1.89%	(12	)bps	(7	)bps
Net interest margin (FTE) excluding SILO/LILO charges (FTE) – Non-GAAP	1.70%	1.82%	2.21%	(12	)bps	(39	)bps

Net interest revenue totaled $2.9 billion in 2010, essentially unchanged compared with 2009. Net interest revenue in 2010 reflects a higher yield on the restructured investment securities portfolio, net of lost interest on the securities sold and higher average interest-earning assets, primarily offset by narrower spreads.

The net interest margin was 1.70% in 2010 compared with 1.82% in 2009. The lower net interest margin in 2010 was driven by lower spreads and higher interest-earning assets in a lower-rate environment, which more than offset the higher yield on the restructured investment securities portfolio.

Average interest-earning assets were $172.8 billion in 2010, compared with $161.0 billion in 2009. The increase in 2010 from 2009 was driven by higher client deposit levels in 2010. Average total securities increased to $60.9 billion in 2010, up from $53.2 billion in 2009, reflecting our strategy to invest in high-quality, government-guaranteed securities.

2009 compared with 2008

Net interest revenue was $2.9 billion in 2009, essentially unchanged from 2008, which included a $489 million charge related to SILO/LILOs. Excluding the SILO/LILO charges, net interest revenue decreased compared with 2008 as low interest rates resulted in a decline in the value of interest-free balances and lower spreads, offset in part by an increase in average interest-earning assets driven by client deposits.

The net interest margin was 1.82% in 2009 compared with 1.89% in 2008, which was negatively impacted by the SILO/LILO charges. The net interest margin, excluding the SILO/LILO charges, was 2.21% in 2008. In 2009, net interest revenue and the related margin were impacted by persistently low interest rates globally.

BNY Mellon     11

Results of Operations (continued)

Average balances and interest rates	2010
(dollar amounts in millions, presented on an FTE basis)	Average balance		Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$56,679		$554		0.98%
Interest-bearing deposits held at the Federal Reserve and other central banks	14,253		49		0.34
Federal funds sold and securities under resale agreements	4,660		64		1.37
Margin loans	5,900		88		1.50
Non-margin loans:
Domestic offices:
Consumer	5,485		231		4.21
Commercial	15,305		356		2.33
Foreign offices	9,615		151		1.57
Total non-margin loans	30,405		738	(a)	2.43
Securities:
U.S. government obligations	7,857		119		1.50
U.S. government agency obligations	20,140		674		3.34
State and political subdivisions	627		41		6.48
Other securities:
Domestic offices	14,683		981		6.68
Foreign offices	14,906		173		1.16
Total other securities	29,589		1,154		3.90
Trading securities:
Domestic offices	2,568		71		2.79
Foreign offices	115		-		0.26
Total trading securities	2,683		71		2.68
Total securities	60,896		2,059		3.38
Total interest-earning assets	$172,793		$3,552	(b)	2.06%
Allowance for loan losses	(522)
Cash and due from banks	3,832
Other assets	47,978
Assets of discontinued operations	404	(c)
Assets of consolidated asset management funds	13,355
Total assets	$237,840
Liabilities and equity
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$25,490		$26		0.10%
Savings	1,396		4		0.26
Certificates of deposits of $100,000 & over	368		-		0.17
Other time deposits	5,622		16		0.27
Total domestic	32,876		46		0.14
Foreign offices:
Banks	5,364		18		0.33
Government and official institutions	1,423		1		0.05
Other	64,567		129		0.20
Total foreign	71,354		148		0.21
Total interest-bearing deposits	104,230		194		0.19
Federal funds purchased and securities sold under repurchase agreements	5,356		43		0.80
Trading liabilities	1,630		21		1.32
Other borrowed funds:
Domestic offices	1,386		41		2.97
Foreign offices	677		3		0.39
Total other borrowed funds	2,063		44		2.12
Payables to customers and broker-dealers	6,439		6		0.09
Long-term debt	16,673		300		1.80
Total interest-bearing liabilities	$136,391		$608		0.45%
Total noninterest-bearing deposits	35,208
Other liabilities	21,767
Liabilities of discontinued operations	404	(c)
Liabilities of consolidated asset management funds	12,218
Total liabilities	205,988
Noncontrolling interests	752
The Bank of New York Mellon Corporation shareholders’ equity	31,100
Total liabilities, temporary equity and permanent equity	$237,840
Net interest margin – taxable equivalent basis					1.70%
Percentage of assets attributable to foreign offices (d)	43%
Percentage of liabilities attributable to foreign offices	36
(a)	Includes fees of $46 million in 2010. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	The tax equivalent adjustment was $19 million in 2010, and is based on the federal statutory tax rate (35%) and applicable state and local taxes.
(c)	Average balances and rates are impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(d)	Includes the Cayman Islands branch office.

12     BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2009					2008
(dollar amounts in millions, presented on an FTE basis)	Average balance		Interest		Average rates	Average balance		Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$55,797		$683		1.22%	$46,473		$1,753		3.77%
Interest-bearing deposits held at the Federal Reserve and other central banks	11,938		43		0.36	4,754		27		0.56
Other short-term investments – U.S. Government-backed commercial paper	317		9		2.95	2,348		71		3.03
Federal funds sold and securities under resale agreements	3,238		31		0.97	6,494		149		2.30
Margin loans	4,340		69		1.59	5,427		183		3.37
Non-margin loans:
Domestic offices:
Consumer	5,417		262		4.83	6,081		307		5.05
Commercial	15,061		362		2.41	20,926		157		0.75	(a)
Foreign offices	11,606		250		2.15	14,172		563		3.97
Total non-margin loans	32,084		874	(b)	2.72	41,179		1,027	(b)	2.49	(a)
Securities:
U.S. Government obligations	3,218		50		1.54	596		18		3.03
U.S. Government agency obligations	16,019		592		3.70	10,846		479		4.42
State and political subdivisions	680		47		6.92	744		55		7.20
Other securities:
Domestic offices	20,444		832		4.07	23,124		1,249		5.41
Foreign offices	10,887		244		2.24	8,386		463		5.52
Total other securities	31,331		1,076		3.43	31,510		1,712		5.44
Trading securities
Domestic offices	1,934		50		2.57	1,696		66		3.92
Foreign offices	59		1		1.40	134		5		3.44
Total trading securities	1,993		51		2.54	1,830		71		3.88
Total securities	53,241		1,816		3.41	45,526		2,335		5.13
Total interest-earning assets	$160,955		$3,525	(c)	2.19%	$152,201		$5,545	(c)	3.64	% (a)
Allowance for loan losses	(420)					(314)
Cash due from banks	3,638					6,190
Other assets	45,766					49,439
Assets of discontinued operations	2,188	(d)				2,441	(d)
Total assets	$212,127					$209,957
Liabilities and equity
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$18,619		$18		0.09%	$13,882		$134		0.96%
Savings	1,136		5		0.47	966		12		1.22
Certificates of deposit of $100,000 & over	961		8		0.85	2,041		58		2.83
Other time deposits	4,922		23		0.47	6,264		124		1.98
Total domestic	25,638		54		0.21	23,153		328		1.42
Foreign offices:
Banks	5,182		13		0.25	11,801		184		1.56
Government and official institutions	866		1		0.09	1,420		25		1.75
Other	66,520		103		0.15	55,539		1,228		2.21
Total foreign	72,568		117		0.16	68,760		1,437		2.09
Total interest-bearing deposits	98,206		171		0.17	91,913		1,765		1.92
Federal funds purchased and securities under repurchase agreements	2,695		-		-	4,624		46		1.00
Trading liabilities	1,283		11		0.88	585		4		0.77
Other borrowed funds:
Domestic offices	980		26		2.68	1,704		57		3.32
Foreign offices	592		5		0.85	970		29		3.00
Total other borrowed funds	1,572		31		1.99	2,674		86		3.21
Borrowings from the Federal Reserve related to ABCP	317		7		2.25	2,348		53		2.25
Payables to customers and broker-dealers	5,262		6		0.12	5,495		69		1.25
Long-term debt	16,893		366		2.17	16,353		642		3.93
Total interest-bearing liabilities	$126,228		$592		0.47%	$123,992		$2,665		2.15%
Total noninterest-bearing deposits	36,446					33,724
Other liabilities	18,760					20,979
Liabilities of discontinued operations	2,188	(d)				2,441	(d)
Total liabilities	183,622					181,136
Total equity	28,505					28,821
Total liabilities and equity	$212,127					$209,957
Net interest margin – taxable equivalent basis					1.82%					1.89	% (a)
Percentage of assets attributable to foreign offices (e)	37%					35%
Percentage of liabilities attributable to foreign offices	34					36
(a)	Includes the impact of the SILO/LILO charge in 2008. Excluding this charge, the domestic offices’ non-margin commercial loan rate would have been 3.09%, the total non-margin loan rate would have been 3.68%, the interest-earning assets rate would have been 3.96% and the net interest margin would have been 2.21%.
(b)	Includes fees of $43 million in 2009 and $35 million in 2008. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(c)	The tax equivalent adjustments were $18 million in 2009 and $21 million in 2008, and are based on the federal statutory tax rate (35%) and applicable state and local taxes.
(d)	Average balances and rates are impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(e)	Includes the Cayman Islands branch office.

BNY Mellon     13

Results of Operations (continued)

Noninterest expense

Noninterest expense	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
(dollars in millions)
Staff:
Compensation	$3,237	$2,985	$3,242	8%	(8)%
Incentives	1,193	996	1,247	20	(20)
Employee benefits	785	719	700	9	3
Total staff	5,215	4,700	5,189	11	(9)
Professional, legal and other purchased services	1,099	1,017	1,021	8	-
Net occupancy	588	564	570	4	(1)
Software	410	367	331	12	11
Distribution and servicing	377	393	517	(4)	(24)
Furniture and equipment	315	309	323	2	(4)
Business development	271	214	278	27	(23)
Subcustodian	247	203	255	22	(20)
Other	903	908	1,008	(1)	(10)
Subtotal	9,425 (a)	8,675	9,492	9	(9)
Special litigation reserves	164	N/A	N/A	N/M	N/M
Support agreement charges	(7)	(15)	894	N/M	N/M
FDIC special assessment	-	61	-	N/M	N/M
Amortization of intangible assets	421	426	473	(1)	(10)
Restructuring charges	28	150	181	(81)	(17)
Merger and integration expenses	139	233	483	(40)	(52)
Total noninterest expense	$10,170	$9,530	$11,523	7%	(17)%
Total staff expense as a percentage of total revenue (b)	38%	61%	38%
Full-time employees at period end	48,000	42,200	42,500	14%	(1)%
(a)	Noninterest expense from the Acquisitions was $381 million in 2010.
(b)	Excluding investment securities gains (losses) and the 2008 SILO/LILO charge, total staff expense as a percentage of total revenue (Non-GAAP) was 38% in 2010, 36% in 2009 and 33% in 2008.

Total noninterest expense increased $640 million, or 7%, compared with 2009, reflecting the impact of the Acquisitions and the full-year impact of the Insight acquisition, which impacted virtually all expense categories, higher incentive, litigation, business development and software expenses.

Staff expense

Given our mix of fee-based businesses, which are staffed with high-quality professionals, staff expense comprised approximately 55% of total noninterest expense in 2010, excluding special litigation reserves, support agreement charges, amortization of intangible assets, restructuring charges and M&I expenses.

Staff expense is comprised of:

•	compensation expense, which includes:
–	base salary expense, primarily driven by headcount;
–	the cost of temporary help and overtime; and
–	severance expense;
•	incentive expense, which includes:
–	additional compensation earned under a wide range of sales commission and incentive plans designed to reward a combination of individual, business unit and corporate performance goals; as well as,
–	stock-based compensation expense; and
•	employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

The increase in staff expense compared with 2009 reflects the impact of the Acquisitions and the full-year impact of the Insight acquisition, higher incentive expense primarily in the Asset Management business and the annual merit increase, which was effective in the second quarter of 2010. The higher incentive expense primarily resulted from increased earnings, reflecting higher market levels, increased performance fees and the impact of adjusting compensation to market levels.

14     BNY Mellon

Results of Operations (continued)

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, productivity initiatives and corporate development.

Non-staff expense, excluding special litigation reserves, support agreement charges, FDIC special assessment, amortization of intangible assets, restructuring charges and M&I expense totaled $4.2 billion in 2010 compared with $4.0 billion in 2009. The increase primarily reflects the impact of the Acquisitions and the full-year impact of the Insight acquisition. Also impacting noninterest expense in 2010 compared with 2009 were higher professional, legal and other purchased services, higher software expense, higher business development expense in support of new business growth, higher volume driven subcustodian expense and higher litigation expense.

Given the severity of the economic downturn, the financial services industry has seen a continuing increase in the level of litigation activity. As a result, we anticipate litigation costs to continue to exceed historic trend levels. For additional information on litigation matters, see Note 25 of the Notes to Consolidated Financial Statements.

For additional information on support agreements, see the “Support agreements” section.

For additional information on restructuring charges, see Note 12 of the Notes to Consolidated Financial Statements.

In 2010, we incurred $139 million of M&I expenses related to the Acquisitions and the merger with Mellon Financial.

The Financial Services Compensation Scheme (“FSCS”) is the UK’s compensation fund of last resort for customers of authorized financial services firms. It covers business conducted by firms authorized by the Financial Services Authority (“FSA”) in the UK. Due to the insolvency of a UK investment firm in 2009, BNY Mellon and other financial institutions doing business in the UK expect to incur an additional FSCS levy in 2011. BNY Mellon expects the FSCS levy to slightly increase noninterest expense in 2011.

2009 compared with 2008

Total noninterest expense was $9.5 billion in 2009, a decrease of $2.0 billion or 17% compared with 2008. The decrease primarily reflects lower support agreement charges, strong expense control, merger-related synergies and a stronger U.S. dollar in 2009. Noninterest expense in 2009 also included the following activity:

•	A pre-tax restructuring charge of $139 million related to our global location strategy and $11 million associated with our workforce reduction program announced in 2008.
•

M&I expenses of $233 million related to the merger with Mellon Financial comprised of the following: integration/conversion costs ($160 million); personnel related costs ($57 million); and one-time costs ($16 million).

•	A special assessment of $61 million paid to the FDIC.

Support agreements

In 2008, we voluntarily entered into agreements under which we committed to provided support to clients invested in money market mutual funds, cash sweep funds and similar collective funds, managed by our affiliates, as well as clients invested in funds within our securities lending business. These support agreements were designed to enable these funds to continue to operate at a stable net asset value.

In 2010, we recorded a credit to support agreement charges of $7 million (pre-tax). This credit was driven by a reduction in the support agreement reserve primarily due to improved pricing of Lehman securities, partially offset by a decision to support five Dreyfus money market funds primarily for a realized loss which arose from the financial crisis. At Dec. 31, 2010, the value of Lehman securities increased to approximately 23.0% from 19.5% at Dec. 31, 2009.

At Dec. 31, 2010, our additional potential maximum exposure to support agreements was approximately $116 million, after deducting the reserve, assuming the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities ($103 million), as well as other client support agreements ($13 million).

BNY Mellon     15

Results of Operations (continued)

Income taxes

BNY Mellon recorded an income tax provision, on a continuing operations basis, of $1.0 billion (28.3% effective tax rate) in 2010 compared with an income tax benefit of $1.4 billion (63.2% effective tax rate) in 2009 and an income tax provision of $491 million (25.2% effective tax rate) in 2008. The 2010 effective tax rate on our continuing operations reflects a higher proportion of income earned in lower-taxed foreign jurisdictions. The 2009 effective tax rate on our loss from continuing operations was higher than the 35% federal statutory rate because of additional tax benefits from a tax loss on mortgages, the final SILO/LILO tax settlement, investment securities losses and a higher proportion of lower-taxed foreign earnings. Excluding the impact of restructuring charges, M&I expenses and special litigation reserves, the effective tax rate was 29.0% in 2010. Excluding the impact of investment securities losses, M&I expenses, FDIC special assessment, restructuring charges and benefits from discrete tax items, the effective tax rate for 2009 was 29.8%. Excluding the impact of investment securities losses, M&I expenses, restructuring charges, support agreement charges and the SILO/LILO/tax settlement, the effective tax rate for 2008 was 32.8%.

We expect the effective tax rate to be approximately 30-31% in 2011.

Review of businesses

The results of our businesses are presented and analyzed as follows:

•	Asset Management
•	Wealth Management
•	Asset Servicing
•	Issuer Services
•	Clearing Services
•	Treasury Services
•	Other

We have an internal information system that produces performance data for our seven businesses along product and service lines.

For information on the accounting principles of our businesses, the primary types of revenue generated by each business and how our businesses are presented and analyzed, see Note 27 of the Notes to Consolidated Financial Statements.

Information on our businesses is reported on a continuing operations basis for all periods presented. See Note 4 to the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

The results of our businesses in 2010 were driven by the following factors. Higher market values and new business benefited the Asset and Wealth management businesses, while increases in the Issuer Services business from higher customer deposit balances and Depositary Receipts revenue were offset by the continued weakness in the structured debt markets. Results in Asset Servicing benefited from the Acquisitions, higher market values and new business but were negatively impacted by lower foreign currency volatility, as well as narrower spreads and lower loan balances in securities lending. Money market fee waivers also continue to suppress results in Asset Management, Issuer and Clearing Services, while lower New York Stock Exchange (“NYSE”) share volumes, down 19% in 2010, continued to impact results in Clearing Services. Compared with 2009, net interest revenue increased in several businesses, driven by the higher yield related to the restructured investment securities portfolio and a higher level of interest-earning assets, partially offset by low spreads resulting from the lower interest rate environment.

Noninterest expense increased compared with 2009 in Asset Servicing and Clearing Services primarily as a result of the Acquisitions. Noninterest expense also increased compared with 2009 in Asset Management, reflecting higher incentive expense resulting from increased performance fees and the full-year impact of the Insight acquisition.

Net securities gains (losses) and restructuring charges are recorded in the Other business. In addition, M&I expenses are a corporate level item and are therefore recorded in the Other business.

The following table presents the value of certain market indices at period end and on an average basis.

16     BNY Mellon

Results of Operations (continued)

Market indices				Increase/(Decrease)
	2010	2009	2008	2010 vs. 2009	2009 vs. 2008
S&P 500 Index (a)	1258	1115	903	13%	23%
S&P 500 Index – daily average	1140	948	1221	20	(22)
FTSE 100 Index (a)	5900	5413	4434	9	22
FTSE 100 Index – daily average	5468	4568	5368	20	(15)
NASDAQ Composite Index (a)	2653	2269	1577	17	44
Lehman Brothers Aggregate Bondsm Index (a)	323	301	275	7	9
MSCI EAFE® Index (a)	1658	1581	1237	5	28
NYSE Share Volume (in billions)	445	549	660	(19)	(17)
NASDAQ Share Volume (in billions)	552	564	577	(2)	(2)
(a)	Period end.

On a daily average basis, the S&P 500 Index and the FTSE 100 Index increased 20% in 2010 versus 2009. The period end S&P 500 Index increased 13% at Dec. 31, 2010, versus Dec. 31, 2009. The period end FTSE 100 Index increased 9% at Dec. 31, 2010, versus Dec. 31, 2009. The period end NASDAQ Composite Index increased 17% at Dec. 31, 2010, versus Dec. 31, 2009. NYSE and NASDAQ share volumes decreased 19% and 2% respectively in 2010 compared with 2009.

The changes in the value of market indices primarily impact fee revenue in the Asset and Wealth Management businesses and to a lesser extent our securities servicing businesses.

At Dec. 31, 2010, using the S&P 500 Index as a proxy for the equity markets, we estimate that a 100 point change in the value of the S&P 500 Index, sustained for one year, would impact fee revenue by approximately 1 to 2% and fully diluted earnings per common share on a continuing operations basis by $0.06-$0.07. If global equity markets over or under perform the S&P 500 Index, the impact to fee revenue and earnings per share could be different.

The current low interest rate environment continues to adversely impact our net interest revenue and corresponding net interest margin, as well as money market mutual fund and money market fund related distribution fees. At Dec. 31, 2010, we estimate that an immediate 100 basis point increase in overnight interest rates from current rates would increase annual pre-tax income by approximately $450 million. Both fee revenue and net interest revenue would benefit from this increase.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2010 (dollar amounts in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Group	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Group	Other	Total Continuing Operations
Fee and other revenue	$2,644 (a)	$590	$3,234	$3,809	$1,576	$1,152	$841	$7,378	$279	$10,891	(a)
Net interest revenue	(1)	227	226	864	903	368	632	2,767	(68)	2,925
Total revenue	2,643	817	3,460	4,673	2,479	1,520	1,473	10,145	211	13,816
Provision for credit losses	-	2	2	-	-	-	-	-	9	11
Noninterest expense	2,082	611	2,693	3,399	1,354	1,138	769	6,660	817	10,170
Income before taxes	$561 (a)	$204	$765	$1,274	$1,125	$382	$704	$3,485	$(615)	$3,635	(a)
Pre-tax operating margin (b)	21%	25%	22%	27%	45%	25%	48%	34%	N/M	26%
Average assets	$26,307	$10,618	$36,925	$66,678	$51,623	$21,361	$26,519	$166,181	$34,330	$237,436	(c)
Excluding amortization of intangible assets:
Noninterest expense	$1,881	$575	$2,456	$3,352	$1,271	$1,109	$746	$6,478	$815	$9,749
Income before taxes	762	240	1,002	1,321	1,208	411	727	3,667	(613)	4,056
Pre-tax operating margin (b)	29%	29%	29%	28%	49%	27%	49%	36%	N/M	29%
(a)	Total fee and other revenue and income before taxes for 2010 includes income from consolidated asset management funds of $226 million net of income attributable to noncontrolling interests of $59 million. The net of these income statement line items of $167 million is included above in fee and other revenue.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $404 million for 2010, consolidated average assets were $237,840 million.

BNY Mellon     17

Results of Operations (continued)

For the year ended Dec. 31, 2009
(dollar amounts in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Group	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Group	Other	Total Continuing Operations
Fee and other revenue	$2,247	$578	$2,825	$3,406	$1,617	$1,190	$835	$7,048	$(5,134)	$4,739
Net interest revenue	32	194	226	894	768	340	613	2,615	74	2,915
Total revenue	2,279	772	3,051	4,300	2,385	1,530	1,448	9,663	(5,060)	7,654
Provision for credit losses	-	1	1	-	-	-	-	-	331	332
Noninterest expense	1,915	583	2,498	2,956	1,305	1,021	772	6,054	978	9,530
Income before taxes	$364	$188	$552	$1,344	$1,080	$509	$676	$3,609	$(6,369)	$(2,208)
Pre-tax operating margin (a)	16%	24%	18%	31%	45%	33%	47%	37%	N/M	N/M
Average assets	$12,564	$9,276	$21,840	$60,842	$50,752	$18,455	$25,971	$156,020	$32,079	$209,939 (b)
Excluding amortization of intangible assets:
Noninterest expense	$1,696	$538	$2,234	$2,928	$1,224	$994	$747	$5,893	$977	$9,104
Income before taxes	583	233	816	1,372	1,161	536	701	3,770	(6,368)	(1,782)
Pre-tax operating margin (a)	26%	30%	27%	32%	49%	35%	49%	39%	N/M	N/M
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,188 million in 2009, consolidated average assets were $212,127 million.

For the year ended Dec. 31, 2008
(dollar amounts in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Group	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Group	Other	Total Continuing Operations
Fee and other revenue	$2,794	$624	$3,418	$4,429	$1,859	$1,292	$956	$8,536	$(1,240)	$10,714
Net interest revenue	75	200	275	1,086	710	321	730	2,847	(263)	2,859
Total revenue	2,869	824	3,693	5,515	2,569	1,613	1,686	11,383	(1,503)	13,573
Provision for credit losses	-	-	-	-	-	-	-	-	104	104
Noninterest expense	2,641	639	3,280	3,784	1,416	1,130	831	7,161	1,082	11,523
Income before taxes	$228	$185	$413	$1,731	$1,153	$483	$855	$4,222	$(2,689)	$1,946
Pre-tax operating margin (a)	8%	23%	11%	31%	45%	30%	51%	37%	N/M	14%
Average assets	$13,267	$10,044	$23,311	$59,150	$35,169	$18,358	$25,603	$138,280	$45,925	$207,516 (b)
Excluding amortization of intangible assets:
Noninterest expense	$2,386	$585	$2,971	$3,760	$1,335	$1,104	$804	$7,003	$1,076	$11,050
Income before taxes	483	239	722	1,755	1,234	509	882	4,380	(2,683)	2,419
Pre-tax operating margin (a)	17%	29%	20%	32%	48%	32%	52%	38%	N/M	18%
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,441 million in 2008, consolidated average assets were $209,957 million in 2008.

Asset and Wealth Management Group

Asset and Wealth Management fee revenue is dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were a record $1.17 trillion at Dec. 31, 2010, an increase of 5% compared with $1.12 trillion at Dec. 31, 2009. The increase primarily reflects higher market values and new business, offset in part by money market net outflows.

The overall level of AUM for a given period is determined by:

•	the beginning level of AUM;
•	the net flows of new assets during the period resulting from new business wins and existing client enrichments reduced by the loss of clients and withdrawals; and
•	the impact of market price appreciation or depreciation, the impact of any acquisitions or divestitures and foreign exchange rates.

18     BNY Mellon

Results of Operations (continued)

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

A key driver of organic growth in asset and wealth management fees is the amount of net new AUM flows. Overall market conditions are also key drivers, with a significant long-term economic driver being the growth of global financial assets.

Performance fees, included in asset and wealth management fee revenue on the income statement, are earned in the Asset and Wealth Management Group. These fees are generally calculated as a percentage of a portfolio’s performance in excess of a benchmark index or a peer group’s performance.

AUM at period end, by product type
(in billions)	2010	2009	2008	2007	2006 (a)
Equity securities	$368	$339	$270	$460	$39
Money market	341	360	402	296	38
Fixed income securities	249	235	168	218	21
Alternative investments and overlay	214	181	88	147	44
Total AUM	$1,172	$1,115	$928	$1,121	$142
(a)	Results for 2006 include legacy The Bank of New York Company, Inc. only.

AUM at period end, by client type (in billions)	2010	2009	2008	2007	2006 (a)
Institutional	$639	$611	$445	$671	$105
Mutual funds	454	416	400	349	15
Private client	79	88	83	101	22
Total AUM	$1,172	$1,115	$928	$1,121	$142
(a)	Results for 2006 include legacy The Bank of New York Company, Inc. only.

Changes in market value of AUM in the Asset and Wealth Management Group (in billions)	2010	2009	2008
Beginning balance market value of AUM	$1,115	$928	$1,121
Net inflows (outflows):
Long-term	48	(6)	(43)
Money market	(18)	(49)	92
Total net inflows (outflows)	30	(55)	49
Net market/currency impact	27	95	(235)
Acquisitions/divestitures	-	147	(7)
Ending balance market value of AUM	$1,172	$1,115	$928

BNY Mellon     19

Results of Operations (continued)

Asset Management business

(dollar amounts in millions, unless otherwise noted)	2010	2009	2010 vs. 2009
Revenue:
Asset and wealth management:
Mutual funds	$1,066	$1,098	(3)%
Institutional clients	1,074	789	36
Private clients	151	135	12
Performance fees	123	93	32
Total asset and wealth management revenue	2,414	2,115	14
Distribution and servicing	201	279	(28)
Other	29	(147)	N/M
Total fee and other revenue	2,644	2,247	18
Net interest revenue (expense)	(1)	32	N/M
Total revenue	2,643	2,279	16
Noninterest expense (ex. amortization of intangible assets and support agreement charges)	1,862	1,678	11
Income before taxes (ex. amortization of intangible assets and support agreement charges)	781	601	30
Amortization of intangible assets	201	219	(8)
Support agreement charges	19	18	6
Income before taxes	$561	$364	54%
Memo: Income before taxes (ex. amortization of intangible assets)	$762	$583	31%

Pre-tax operating margin	21%	16%
Pre-tax operating margin (ex. amortization of intangible assets) (a)	29%	26%

AUM (in billions)	$1,107	$1,045	6%
AUM inflows (outflows) (in billions):
Long-term (in billions)	$48	$(9)
Money market (in billions)	$(18)	$(49)
(a)	The pre-tax operating margin, excluding amortization of intangible assets, support agreement charges and investment securities gains (losses) was 29% for both 2010 and 2009.

Business description

BNY Mellon Asset Management is the umbrella organization for our affiliated investment management boutiques and is responsible, through various subsidiaries, for U.S. and non-U.S. retail, intermediary and institutional distribution of investment management and related services. The investment management boutiques offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, BNY Mellon Asset Management includes BNY Mellon Asset Management International, which is responsible for the distribution of investment management products internationally, and the Dreyfus Corporation and its affiliates, which are responsible for U.S. distribution of retail mutual funds, separate accounts and annuities. We are one of the world’s largest asset managers with a top-10 position in both the U.S. and Europe and 11th position globally.

The results of the Asset Management business are mainly driven by the period end and average levels of assets managed as well as the mix of those assets, as previously shown. Results for this business are also impacted by sales of fee-based products. In addition, performance fees may be generated when the investment performance exceeds various benchmarks and satisfies other criteria. Expenses in this business are mainly driven by staffing costs, incentives, distribution and servicing expense, and product distribution costs.

In July 2010, the China Securities Regulatory Commission (“CSRC”) authorized BNY Mellon and Western Securities to establish a joint venture fund management company in China. The new company, BNY Mellon Western Fund Management Company Limited, is owned by BNY Mellon (49%) and Western Securities (51%). BNY Mellon Western Fund Management manages domestic Chinese securities in a range of local retail fund products. BNY Mellon Western Fund Management also focuses on leveraging distribution within the Chinese banking and securities sectors.

In November 2009, we acquired Insight, which specializes in liability-driven investment solutions, active fixed income and alternative investments. The acquisition of Insight impacted fee revenue and noninterest expense in 2010 compared with 2009.

Review of financial results

In 2010, Asset Management had pre-tax income of $561 million compared with $364 million in 2009. Excluding amortization of intangible assets and support agreement charges, pre-tax income was $781 million in 2010 compared with $601 million in 2009. Results for 2010 reflect improved market values, the full-year impact of the Insight acquisition and net new business, partially offset by higher incentive expenses.

Asset and wealth management revenue in the Asset Management business was $2.4 billion in 2010 compared with $2.1 billion in 2009. The increase reflects improved market values, the full-year impact of the Insight acquisition, higher performance fees and net new business, partially offset by a reduction in money market fees due to higher fee waivers and money market outflows.

20     BNY Mellon

Results of Operations (continued)

The Asset Management business generated 500 basis points of positive operating leverage in 2010 compared with 2009, excluding intangible amortization and support agreement charges.

In 2010, 44% of asset and wealth management fees in the Asset Management business were generated from managed mutual fund fees. These fees are based on the daily average net assets of each fund and the basis point management fee paid by that fund. Managed mutual fund fee revenue was $1.1 billion in both 2010 and 2009.

Distribution and servicing fees were $201 million in 2010 compared with $279 million in 2009. The decrease resulted from lower money market assets under management and higher redemption fees in prior periods.

Other fee revenue was $29 million in 2010 compared with a loss of $147 million in 2009 and includes $9 million of securities gains in 2010 and $78 million of securities losses in 2009. The improvement also includes a higher value of seed capital investments in 2010.

Revenue generated in the Asset Management business includes 51% from non-U.S. sources in 2010 and 42% in 2009. The increase is primarily due to the full-year impact of the Insight acquisition.

Noninterest expense (excluding amortization of intangible assets and support agreement charges) was $1.9 billion in 2010 compared with $1.7 billion in 2009. The increase primarily resulted from higher incentives expense resulting from an increase in performance fees, as well as the impact of adjusting compensation to market levels, and the full-year impact of the Insight acquisition.

Support agreement charges in 2010 primarily reflect a decision to support five Dreyfus money market funds primarily for a realized loss which arose from the financial crisis. The support agreement charges in 2009 related to the final charge for four Dreyfus money market funds support agreements entered into in 2008.

2009 compared with 2008

Income before taxes was $364 million in 2009, compared with $228 million in 2008. Income before taxes (excluding amortization of intangible assets and support agreement charges) was $601 million in 2009 compared with $818 million in 2008. Fee and other revenue decreased $547 million, primarily due to the weakness in global equity market values for most of 2009, outflows of money market investments, higher fee waivers, a stronger U.S. dollar and the divestiture of three small investment boutiques in 2009. The decrease was partially offset by the impact of the Insight acquisition in the fourth quarter of 2009 and changes in the market value of seed capital investments. Noninterest expense (excluding amortization of intangible assets and support agreement charges) decreased $373 million in 2009 compared with 2008 primarily due to staff reductions, expense management, the consolidation of investment processes and a stronger U.S. dollar.

Wealth Management business

(dollar amounts in millions, unless otherwise noted)	2010	2009	2010 vs. 2009
Revenue:
Asset and wealth management	$540	$519	4%
Other	50	59	(15)
Total fee and other revenue	590	578	2
Net interest revenue	227	194	17
Total revenue	817	772	6
Provision for credit losses	2	1	N/M
Noninterest expense (ex. amortization of intangible assets)	575	538	7
Income before taxes (ex. amortization of intangible assets)	240	233	3
Amortization of intangible assets	36	45	(20)
Income before taxes	$204	$188	9%
Pre-tax operating margin	25%	24%
Pre-tax operating margin (ex. amortization of intangible assets)	29%	30%

Average loans	$6,451	$5,821	11%
Average assets	10,618	9,276	14%
Average deposits	8,208	6,772	21%

Market value of total client assets under management and custody at period end (in billions)	$166	$154	8%

Business description

In the Wealth Management business, we offer a full array of investment management, wealth and estate planning and private banking solutions to help clients protect, grow and transfer their wealth. Clients include high-net-worth individuals and families, charitable gift programs, endowments and foundations and related entities. Client assets reached $166 billion at year-end, and BNY Mellon Wealth Management was ranked as the nation’s 8th largest wealth manager and 3rd largest private banker. We serve our clients through an expansive network of office sites in 17 states and 4 countries, including 16 of the top 25 domestic wealth markets.

BNY Mellon     21

Results of Operations (continued)

The results of the Wealth Management business are driven by the level and mix of assets managed and under custody, the level of activity in client accounts and private banking volumes. Net interest revenue is determined by loan and deposit volumes and the interest rate spread between customer rates and internal funds transfer rates on loans and deposits. Expenses of this business are driven by staff expense in the investment management, sales, service and support groups.

On Sept. 1, 2010, we acquired I3 Advisors of Toronto, an independent wealth advisory company with more than C$3.8 billion under advisement at acquisition.

Review of financial results

Income before taxes was $204 million in 2010 compared with $188 million in 2009. Income before taxes (excluding amortization of intangible assets) was $240 million in 2010 compared with $233 million in 2009. Results compared with 2009 reflect growth in fee revenue and net interest revenue, partially offset by higher noninterest expense.

Total fee and other revenue was $590 million in 2010 compared with $578 million in 2009. The increase was driven by higher equity market levels and the acquisition of I3 Wealth Advisors.

Client assets under management and custody were $166 billion at Dec. 31, 2010, an increase of $12 billion, or 8%, compared with $154 billion at Dec. 31, 2009. The increase was driven by higher equity market levels and the acquisition of I3 Wealth Advisors.

Net interest revenue increased $33 million in 2010 compared with 2009, primarily due to higher deposit levels, growth in high-quality loans and the higher yield on the restructured investment securities portfolio, partially offset by spread compression on deposits. Average deposit balances increased $1.4 billion, or 21%, while average loan balances increased $630 million, or 11%.

Noninterest expense (excluding amortization of intangible assets) increased $37 million compared with 2009, due to higher compensation, marketing, litigation and FDIC expenses and the acquisition of I3 Wealth Advisors.

2009 compared with 2008

Income before taxes was $188 million in 2009 compared with $185 million in 2008. Income before taxes (excluding amortization of intangible assets and support agreement charges), decreased $21 million. Fee and other revenue decreased $46 million due to lower average equity market levels and lower capital market fees, partially offset by organic growth. Net interest revenue decreased $6 million as a result of deposit spread tightening. Noninterest expense (excluding amortization of intangible assets and support agreement charges) decreased $32 million due to workforce reductions, strong expense control and the impact of merger-related synergies.

Institutional Services Group

We are one of the leading global securities servicing providers, with assets under custody and administration at Dec. 31, 2010 of $25.0 trillion, an increase of 12% from $22.3 trillion at Dec. 31, 2009, primarily reflecting the Acquisitions, as well as higher market values and new business. Equity securities constituted 32% and fixed-income securities constituted 68% of the assets under custody and administration at Dec. 31, 2010, compared with 29% equity securities and 71% fixed income securities at Dec. 31, 2009. The shift in composition was due primarily to an increase in equity market valuations. Assets under custody and administration at Dec. 31, 2010, consisted of assets related to custody, mutual funds, and corporate trust businesses of $20.1 trillion, broker-dealer services assets of $3.2 trillion and all other assets of $1.7 trillion.

Market value of securities on loan at Dec. 31, 2010, increased to $278 billion from $247 billion at Dec. 31, 2009. The increase reflects higher asset valuations and the GIS acquisition, partially offset by lower government volumes.

22     BNY Mellon

Results of Operations (continued)

On July 1, 2010, we completed the acquisition of GIS and on Aug. 2, 2010, we completed the acquisition of BAS. See the “2010 events” section for additional information. These acquisitions were integrated into the Institutional Services businesses.

Assets under custody and administration trend
	2010	2009	2008	2007	2006 (a)
Market value of assets under custody and administration at period end (in trillions) (b)	$25.0	$22.3	$20.2	$23.1	$15.5
Market value of securities on loan at period end (in billions) (c)	$278	$247	$326	$633	$399
(a)	Results for 2006 include legacy The Bank of New York Company, Inc. only.
(b)	Includes the assets under custody or administration of CIBC Mellon Global Securities Services Company, a joint venture with the Canadian Imperial Bank of Commerce, of $1.1 trillion at Dec. 31, 2010, $905 billion at Dec. 31, 2009, $697 billion at Dec. 31, 2008, and $989 billion at Dec. 31, 2007.
(c)	Represents the total amount of securities on loan, both cash and non-cash, managed by the Asset Servicing business.

Asset Servicing business

(dollar amounts in millions, unless otherwise noted)	2010	2009	2010 vs. 2009
Revenue:
Securities servicing fees-asset servicing	$2,804	$2,215	27%
Securities lending revenue	106	221	(52)
Foreign exchange and other trading revenue	693	793	(13)
Other	206	177	16
Total fee and other revenue	3,809	3,406	12
Net interest revenue	864	894	(3)
Total revenue	4,673	4,300	9
Noninterest expense (ex. amortization of intangible assets and support agreement charges)	3,378	2,961	14
Income before taxes (ex. amortization of intangible assets and support agreement charges)	1,295	1,339	(3)
Amortization of intangible assets	47	28	68
Support agreement charges	(26)	(33)	21
Income before taxes	$1,274	$1,344	(5)%
Memo: Income before taxes (ex. amortization of intangible assets)	$1,321	$1,372	(4)%

Pre-tax operating margin	27%	31%
Pre-tax operating margin (ex. amortization of intangible assets)	28%	32%

Average assets	$66,678	$60,842	10%
Average deposits	56,820	52,907	7

Business description

The Asset Servicing business includes global custody, global fund services, securities lending, outsourcing,

performance and risk analytics, alternative investment services, securities clearance, collateral management, derivative services and credit-related services and other linked revenues, principally foreign exchange. Clients include corporate and public retirement funds, foundations and endowments and global financial institutions including banks, broker-dealers, asset managers, insurance companies and central banks.

The results of the Asset Servicing business are driven by a number of factors which include: the level of transaction activity; the range of services provided, including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending, and investment manager backoffice outsourcing; and the market value of assets under administration and custody. Market interest rates impact both securities lending revenue and the earnings on client deposit balances. Broker-dealer fees depend on the level of activity in the fixed income and equity markets and the financing needs of customers, which are typically higher when the equity and fixed-income markets are active. Also, tri-party repo arrangements remain a key revenue driver in broker-dealer services.

Our Asset Servicing business also generates foreign exchange trading revenues, which are influenced by the volume of client transactions and the spread realized on these transactions, market volatility in major currencies, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. As part of our foreign exchange business, we offer a standing instruction program that provides a cost-effective and efficient option, to our clients, for handling a high volume of small transactions or difficult to execute transactions in restricted and

BNY Mellon     23

Results of Operations (continued)

emerging markets currencies. Our foreign exchange platform provides custody clients and their investment managers an end-to-end solution that transfers to BNY Mellon much of the burden, risk and infrastructure cost associated with foreign exchange transactions. Custody clients and their investment managers have the option of executing their transactions pursuant to the standing instruction program, through any of the other foreign exchange trading options made available by BNY Mellon, or with another foreign exchange provider.

Business expenses are principally driven by staffing levels and technology investments.

We are one of the leading global securities servicing providers, with a total of $25.0 trillion of assets under custody and administration at Dec. 31, 2010. We continue to maintain our number one ranking in two major global custody surveys. We are the largest custodian for U.S. corporate and public pension plans and we service 44% of the top 50 endowments. We are a leading custodian in the UK and service 25% of UK pensions. European asset servicing continues to grow across all products, reflecting significant cross-border investment and capital flow.

We are one of the largest providers of fund services in the world, servicing $5.6 trillion in assets. We are the second largest administrator in the alternative investment services industry based on assets. We service 44% of the funds in the U.S. exchange-traded funds marketplace.

In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of more than $2.6 trillion in 31 markets. We are one of the largest global providers of performance and risk analytics, with $8.9 trillion in assets under measurement.

BNY Mellon is a leader in both global securities and U.S. Government securities clearance. At Dec. 31, 2010, we cleared and settled equity and fixed income transactions in over 100 markets and handled most of the transactions cleared through the Federal Reserve Bank of New York for 14 of the 18 primary dealers. We are an industry leader in collateral management, servicing $1.8 trillion in tri-party balances worldwide at Dec 31, 2010.

Review of financial results

Income before taxes was $1.3 billion in both 2010 and 2009. Income before taxes, excluding amortization of intangible assets and support agreement charges, was $1.3 billion in both 2010 and 2009. Revenue in 2010 was impacted by the Acquisitions, higher market values and new business, primarily offset by an increase in noninterest expenses driven by the Acquisitions, higher volume-driven expenses and expense incurred to support business growth. Asset servicing won $1.5 trillion of new business in 2010.

Revenue generated in the Asset Servicing business includes 40% from non-U.S. sources in 2010 compared with 37% in 2009.

Securities servicing fees increased $589 million in 2010 compared with 2009, driven by the impact of the Acquisitions, higher market values, new business and asset inflows from existing clients.

Securities lending revenue decreased $115 million compared to 2009. The decrease primarily reflects lower volumes, driven by a lower demand for U.S. Government securities, and lower spreads. Spreads decreased 44% and volumes decreased 4% compared with 2009.

Foreign exchange and other trading revenue decreased $100 million compared with 2009, primarily reflecting lower volatility partially offset by higher volumes and new business.

Net interest revenue decreased $30 million compared with 2009, primarily driven by narrower spreads on deposits, offset in part by the higher yield related to the restructured investment securities portfolio and higher deposit levels.

Noninterest expense (excluding amortization of intangible assets and support agreement charges) increased $417 million compared with 2009. The increase in expenses primarily reflects the impact of the Acquisitions, higher sub-custodian fees resulting from higher asset values and transaction volumes, higher professional, legal and other purchased services and increased expenses in support of business growth.

2009 compared with 2008

Income before taxes was $1.3 billion in 2009, compared with $1.7 billion in 2008. Income before taxes (excluding amortization of intangible assets and support agreement charges) was $1.3 billion in 2009 compared with $2.3 billion in 2008. Fee and other revenue decreased $1.0 billion, primarily due to lower

24     BNY Mellon

Results of Operations (continued)

securities lending revenue, lower foreign exchange and other trading revenue, lower market values for most of 2009 and a stronger U.S. dollar, partially offset by new business. Net interest revenue decreased $192 million, primarily driven by lower spreads. Noninterest expense (excluding amortization of intangible assets and support agreement charges) decreased $258 million, primarily due to lower incentive expense, strong overall expense control and a stronger U.S. dollar.

Issuer Services business

(dollar amounts in millions)	2010	2009	2010 vs. 2009
Revenue:
Securities servicing fees-issuer services	$1,459	$1,462	-%
Other	117	155	(25)
Total fee and other revenue	1,576	1,617	(3)
Net interest revenue	903	768	18
Total revenue	2,479	2,385	4
Noninterest expense (ex. amortization of intangible assets)	1,271	1,224	4
Income before taxes (ex. amortization of intangible assets)	1,208	1,161	4
Amortization of intangible assets	83	81	2
Income before taxes	$1,125	$1,080	4%
Pre-tax operating margin	45%	45%
Pre-tax operating margin (ex. amortization of intangible assets)	49%	49%

Average assets	$51,623	$50,752	2%
Average deposits	$47,219	$45,936	3%

Number of depositary receipt programs	1,363	1,330	2%

Business description

The Issuer Services business provides a diverse array of products and services to global fixed income and equity issuers.

BNY Mellon is the leading provider of corporate trust services for all major debt categories across conventional, structured finance and specialty debt. BNY Mellon services $12.0 trillion in outstanding debt from 61 locations, in 20 countries. We serve as depositary for 1,363 sponsored American and global depositary receipt programs, acting in partnership with leading companies from 68 countries. In addition to top-ranked transfer agency services, BNY Mellon Shareowner Services offers a comprehensive suite of equity solutions, including record-keeping and corporate actions processing, demutualizations, direct investment, dividend reinvestment, proxy solicitation, escrow services and employee stock plan administration.

Fee revenue in the Issuer Services business depends on:

•	the volume and type of issuance of fixed income securities;
•	depositary receipts issuance and cancellation volume;
•	corporate actions impacting depositary receipts; and
•	stock transfer, corporate actions and equity trading volumes.

Expenses in the Issuer Services business are driven by staff, equipment, and space required to support the services provided by the business.

Role of BNY Mellon, as a trustee, for mortgage-backed securitizations

BNY Mellon acts as trustee and document custodian for certain mortgage-backed security (“MBS”) securitization trusts. The role of trustee for MBS securitizations is limited. Our primary role as trustee is to calculate and distribute monthly bond payments to bondholders. As a document custodian, we are required to notify the mortgage service providers and the seller of the loan whether the files contain the mortgage note and other required documents. BNY Mellon, either as document custodian or trustee, does not receive mortgage underwriting files (the files that contain information related to the credit worthiness of the borrower). As trustee or custodian, we have no responsibility or liability for the quality of the portfolio; we are liable only for performance of the limited duties as described above and in the trust document.

Review of financial results

Income before taxes increased $45 million in 2010 compared with 2009. The results reflect higher net interest revenue and Depositary Receipts revenue, partially offset by weakness in the structured debt markets.

Revenue generated in the Issuer Services business includes 44% from non-U.S. sources in 2010 compared with 40% in 2009.

BNY Mellon     25

Results of Operations (continued)

Total fee and other revenue decreased $41 million in 2010 compared with 2009, as a result of:

•	Corporate Trust revenue – Decreased due to continued weakness in the structured debt markets and lower money market related distribution fees due to the low interest rate environment.
•

Depositary Receipts revenue – Increased due to higher issuance, corporate action and servicing fees as well as new business. In 2010, Depositary Receipts issuances exceeded cancellations by $2.2 billion, an increase of $1.0 billion from 2009.

•	Shareowner Services revenue – Decreased due to lower transfer agency and corporate action fees.

Net interest revenue increased $135 million in 2010 compared with 2009, driven by a higher yield related to the restructured investment securities portfolio and increased deposits. Average deposits were $47.2 billion in 2010 compared with $45.9 billion in 2009.

Noninterest expense (excluding amortization of intangible assets) increased $47 million in 2010 compared with 2009 driven by higher FDIC expense, professional, legal and other purchased services expense, subcustodian expenses and the anticipated settlement of a withholding tax matter with the Internal Revenue Service.

2009 compared with 2008

Income before taxes was $1.1 billion in both 2009 and 2008. Fee and other revenue decreased $242 million, reflecting lower global issuances and lower overall corporate actions that were partially offset by the benefit of new business. Net interest revenue increased $58 million, primarily driven by higher customer deposit balances primarily in Corporate Trust. Noninterest expense (excluding amortization of intangible assets) decreased $111 million reflecting lower staff expense due to a 21% decrease in incentive expense and credit monitoring charges related to lost tapes recorded in 2008.

Clearing Services business

(dollar amounts in millions, unless otherwise noted)	2010	2009	2010 vs. 2009
Revenue:
Securities servicing fees-clearing services	$993	$948	5%
Other	159	242	(34)
Total fee and other revenue	1,152	1,190	(3)
Net interest revenue	368	340	8
Total revenue	1,520	1,530	(1)
Noninterest expense (ex. amortization of intangible assets)	1,109	994	12
Income before taxes (ex. amortization of intangible assets)	411	536	(23)
Amortization of intangible assets	29	27	7
Income before taxes	$382	$509	(25)%
Pre-tax operating margin	25%	33%
Pre-tax operating margin (ex. amortization of intangible assets)	27%	35%

Average active accounts
(in thousands)	4,901	4,995	(2)%
Average assets	$21,361	$18,455	16%
Average margin loans	$5,891	$4,326	36%
Average payables to customers and broker-dealers	$6,429	$5,262	22%

Business description

Our Clearing Services business consists of Pershing’s global clearing and execution business in over 60 markets. Located in 21 offices worldwide, Pershing provides operational support, trading services, flexible technology, an expansive array of investment solutions, including managed accounts, mutual funds and cash management, practice management support and service excellence. Pershing takes a consultative approach, working behind the scenes for its more than 100,000 investment professionals and 1,500 customers who represent approximately five million individual and institutional investors. Pershing serves a broad array of customers including financial intermediaries, broker-dealers, independent registered investment advisors and hedge fund managers.

Pershing is the enterprise name for Pershing, Pershing Advisor Solutions, Pershing Prime Services, iNautix USA, Albridge Solutions, Coates Analytics, the Lockwood companies, and international affiliates in Canada, Ireland, the UK, India and Singapore.

26     BNY Mellon

Results of Operations (continued)

Revenue in this business includes transactional revenue from trade execution and clearance for broker-dealer services, registered investment advisor services and prime brokerage services, which are primarily driven by retail and institutional investor trading volumes. Revenue is also generated from securities lending and investing cash balances held for investors.

A substantial amount of revenue in this business is also generated from non-transactional activities, such as: providing services to mutual funds and money market funds, asset gathering, retirement account administration; and other services.

Business expenses are driven by staff, technology investment, equipment and space required to support the services provided by the business and the cost of execution and clearance and custody of securities.

Review of financial results

Income before taxes was $382 million in 2010 compared with $509 million in 2009. The decrease reflects lower trading volumes, lower cash management related distribution fees and higher expenses related to new business conversions. Revenue comparisons were impacted by historically low interest rates, which created higher levels of cash management fee waivers and lower spreads on interest bearing balances.

Total fee and other revenue decreased $38 million in 2010 compared with 2009. The decrease reflects a decline in trading volumes and lower cash management related distribution fees, partially offset by the impact of the GIS acquisition and higher mutual fund balances and positions. Trading volumes on the NYSE were down 19% in 2010 compared with 2009.

Net interest revenue increased $28 million compared with 2009, reflecting the higher yield related to the restructured investment securities portfolio and higher loan volume, partially offset by lower spreads. Average margin loans were up 36% in 2010. This increase was driven by increased prime brokerage and broker-dealer activity.

Noninterest expense (excluding amortization of intangible assets) increased $115 million in 2010 compared with 2009, primarily reflecting the impact of the GIS acquisition, new business conversions,

including the first phase of the conversion of a large global wealth management firm, and the impact of adjusting compensation to market levels.

In the fourth quarter of 2010, we completed the first phase of the conversion of a large global wealth management firm. We expect to complete the final phase of the conversion in the first quarter of 2011 and anticipate that the revenue related to this new business will exceed expenses in the second quarter of 2011.

2009 compared with 2008

Income before taxes was $509 million in 2009 compared with $483 million in 2008. Total fee and other revenue decreased 8%, reflecting lower cash management related distribution fees and trading volumes. Net interest revenue increased $19 million reflecting wider spreads. Noninterest expense (excluding amortization of intangible assets) decreased $110 million reflecting lower compensation costs and strong expense control.

Treasury Services business

(dollars in millions)	2010	2009	2010 vs. 2009
Revenue:
Treasury services	$500	$503	(1)%
Other	341	332	3
Total fee and other revenue	841	835	1
Net interest revenue	632	613	3
Total revenue	1,473	1,448	2
Noninterest expense (ex. amortization of intangible assets)	746	747	-
Income before taxes (ex. amortization of intangible assets)	727	701	4
Amortization of intangible assets	23	25	(8)
Income before taxes	$704	$676	4%
Pre-tax operating margin	48%	47%
Pre-tax operating margin (ex. amortization of intangible assets)	49%	49%

Average loans	$10,012	$12,434	(19)%
Average assets	$26,519	25,971	2%
Average deposits	$22,405	21,816	3%

BNY Mellon     27

Results of Operations (continued)

Business description

The Treasury Services business includes cash management solutions, trade finance services, international payment services, global markets, capital markets and liquidity services.

Treasury services revenue is directly influenced by the volume of transactions and payments processed, loan levels, types of service provided, net interest revenue earned from deposit balances generated by activity across our business operations and the value of the credit derivatives portfolio. Treasury services revenue is indirectly influenced by other factors, including market volatility in major currencies and the level and nature of underlying cross-border investments, as well as other transactions undertaken by corporate and institutional clients.

Business expenses are driven by staff, equipment and space required to support the services provided, as well as operating services in support of volume increases.

With a network of more than 2,000 correspondent financial institutions, our Treasury Services group delivers high-quality performance in global payments, trade services, cash management, capital markets, foreign exchange and derivatives. We help clients in their efforts to optimize cash flow, manage liquidity and make payments more efficiently around the world in more than 100 currencies. We are the fourth largest Fedwire and CHIPS payment processor, processing about 160,000 global payments daily totaling an average of $1.6 trillion.

Our corporate lending strategy is to focus on those clients and industries that are major users of securities servicing and treasury services. Revenue from our lending activities is primarily driven by loan levels and spreads over funding costs.

Review of financial results

Income before taxes was $704 million in 2010, compared with $676 million in 2009. Revenue from the GIS acquisition and strong expense control were partially offset by lower money market fees and lower financing-related revenue.

The Treasury Services business generated 200 basis points of positive operating leverage in 2010 compared with 2009, excluding amortization of intangible assets.

Total fee and other revenue increased $6 million in 2010 compared with 2009. The increase was driven by the impact of the GIS acquisition and an improvement in the mark-to-market adjustment on credit default swaps, partially offset by lower money market fees and lower global payment fees.

The increase in net interest revenue compared with 2009 primarily reflects a higher yield on the restructured investment securities portfolio partially offset by lower average loan balances reflecting our strategy to reduce targeted risk exposure.

Noninterest expense (excluding amortization of intangible assets) in 2010 was essentially unchanged compared with 2009, as the impact of the GIS acquisition was primarily offset by strong expense control.

2009 compared with 2008

Income before taxes was $676 million in 2009, compared with $855 million in 2008. Total fee and other revenue decreased $121 million, reflecting mark-to-market losses on the credit derivatives portfolio used to economically hedge loans. Net interest revenue decreased $117 million compared with 2008, reflecting lower loan levels and tighter spreads resulting from the lower interest rate environment in 2009. Noninterest expense (excluding amortization of intangible assets) decreased $57 million, primarily due to merger-related synergies and strong expense control.

28     BNY Mellon

Results of Operations (continued)

Other Businesses

(dollars in millions)	2010	2009
Revenue:
Fee and other revenue	$279	$(5,134)
Net interest revenue (expense)	(68)	74
Total revenue	211	(5,060)
Provision for credit losses	9	331
Noninterest expense (ex. special litigation reserves, FDIC special assessment, amortization of intangible assets, restructuring charges and M&I expenses)	484	533
Income (loss) before taxes (ex. special litigation reserves, FDIC special assessment, amortization of intangible assets, restructuring charges and M&I expenses)	(282)	(5,924)
Special litigation reserves	164	N/A
FDIC special assessment	-	61
Amortization of intangible assets	2	1
Restructuring charges	28	150
M&I expenses	139	233
Income (loss) before taxes	$(615)	$(6,369)
Average assets	$34,330	$32,079
Average deposits	$4,689	$7,221

Business description

On Jan. 15, 2010, we completed the sale of Mellon United National Bank (“MUNB”), our national bank located in Florida. We applied discontinued operations accounting to this business. This business was formerly included in the Other businesses group.

The Other business primarily includes:

•	the results of the lease financing portfolio;
•	corporate treasury activities, including our investment securities portfolio;
•	33.2% equity interest in BNY ConvergEx Group; and
•	business exits and corporate overhead.

Revenue primarily reflects:

•	net interest revenue from the lease financing portfolio;
•	interest income remaining after transfer pricing allocations;
•	fee and other revenue from corporate and bank-owned life insurance; and
•	gains (losses) associated with the valuation of investment securities and other assets.

Expenses include:

•	M&I expenses;
•	restructuring charges;
•	direct expenses supporting lease financing, investing and funding activities; and
•	certain corporate overhead not directly attributable to the operations of other businesses.

Review of financial results

Income before taxes was a loss of $615 million in 2010 compared with a loss of $6.4 billion in 2009.

The Other business includes the following activity in 2010:

•	net securities gains of $15 million;
•	lease residual gains of $69 million;
•	a provision for credit losses of $9 million;
•	a $164 million charge related to special litigation reserves taken in the first quarter of 2010; and
•	M&I expenses of $139 million related to the Acquisitions and the Mellon Financial merger.

2009 compared with 2008

Income before taxes was a loss of $6.4 billion in 2009 compared with a loss of $2.7 billion in 2008. Total fee and other revenue decreased primarily due to net securities losses related to the restructured investment securities portfolio recorded in 2009. Net interest revenue increased $337 million primarily reflecting the SILO/LILO charge recorded in 2008. The provision for credit losses increased $227 million in 2009 reflecting downgrades in the insurance, media and residential mortgage portfolios.

International operations

Our primary international activities consist of securities servicing, asset management and global payment services.

Our clients include some of the world’s largest asset managers, insurance companies, corporations, financial intermediaries, local authorities and pension funds. Through our global network of offices, we have developed a deep understanding of local requirements and cultural needs and we pride ourselves in providing dedicated service through our multilingual sales, marketing and client service teams.

BNY Mellon     29

Results of Operations (continued)

We conduct business through subsidiaries, branches, and representative offices in 36 countries. We have operational centers based in Brussels, Cork, Dublin, Navan, Wexford, Luxembourg, Singapore, Wroclaw, throughout the United Kingdom including London, Manchester, Brentwood, Edinburgh and Poole, and Chennai and Pune in India.

At Dec. 31, 2010, we had approximately 9,000 employees in Europe, the Middle East and Africa (“EMEA”), approximately 7,000 employees in the Asia-Pacific region (“APAC”) and approximately 700 employees in other global locations, primarily Brazil.

At Dec. 31, 2010, our cross-border assets under custody and administration were $9.2 trillion compared with $8.8 trillion at Dec. 31, 2009. This increase primarily reflects higher market values as the FTSE 100 and MSCI EAFE® indices increased 9% and 5%, respectively.

In Europe, we maintain a significant presence in the Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”) servicing field. In Ireland, BNY Mellon is the largest administrator of third-party assets and largest provider of trustee services. In Luxembourg, BNY Mellon is a top 10 ranked fund administrator. We provide global clearance services in more than 100 markets and service $1.8 trillion in daily tri-party balances spanning 40 markets.

In July the acquisition of GIS expanded our securities servicing and alternative investment services businesses worldwide and enhanced our managed account platform, performance reporting capabilities and business intelligence tools for broker-dealer and registered investment advisor clients.

In August, we completed the acquisition of BAS which expanded BNY Mellon’s existing capabilities to include German domestic custody and KAG fund administration.

We serve as the depositary for 1,363 sponsored American and global depositary receipt programs, acting in partnership with leading companies from 68 countries. As the world’s leading provider of corporate trust and agency services, BNY Mellon services $12.0 trillion in outstanding debt from 61 locations, in 20 countries, for clients including governments and their agencies, multi-national corporations, financial institutions and other entities that access the global debt markets. We leverage our global footprint and expertise to deliver customized and market-driven solutions across a full range of debt issuer and related investor services.

BNY Mellon Asset Management operates on a multi-boutique model, bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes.

We are one of the largest global asset managers, ranking 11th in the institutional marketplace and are the 6th largest asset manager active in Europe. We are also a market leader in the field of liability-driven investments.

In July we created, with Western Securities, a joint venture fund management company in China. The new company, BNY Mellon Western Fund Management Company Limited manages domestic Chinese securities in a range of local retail fund products.

At Dec. 31, 2010, approximately 34% of BNY Mellon’s AUM were managed by our international operations, compared with 32% in 2009. The increase primarily resulted from net long-term inflows and improved market values.

We process 160,000 global payments daily, totaling an average of $1.6 trillion. With payment services provided in more than 100 currencies through more than 2,000 correspondent bank accounts worldwide, we are a recognized leader in receivables and payables processing.

We have over 50 years of experience providing trade and cash services to financial institutions and central banks outside of the U.S. In addition, we offer a broad range of servicing and fiduciary products to financial institutions, corporations and central banks depending on the state of market development. In emerging markets, we lead with global payments and issuer services, introducing other products as the markets mature. For more established markets, our focus is on global, not local, securities servicing products and alternative investments.

We are also a leading provider and major market maker in the area of foreign exchange and interest-rate risk management services, dealing in over 100 currencies.

Our financial results, as well as our level of assets under custody and administration, and management, are impacted by the translation of financial results

30     BNY Mellon

Results of Operations (continued)

denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound, and to a lesser extent, the Euro. If the U.S. dollar depreciates against these currencies, the translation impact is a higher level of fee revenue, net interest revenue, noninterest expense and assets under management and custody and administration. Conversely, if the U.S. dollar appreciates, the translated levels of fee revenue, net interest revenue, noninterest expense and assets under management and custody and administration will be lower.

Foreign exchange rates for one U.S. dollar
	2010	2009	2008
Spot rate (at Dec. 31):
British pound	$1.5545	$1.6154	$1.4626
Euro	1.3373	1.4348	1.3976
Yearly average rate:
British pound	$1.5457	$1.5659	$1.8552
Euro	1.3270	1.3946	1.4713

International clients accounted for 36% of revenue in 2010 compared with 53% in 2009. Excluding the impact of the net investment securities losses, international clients accounted for 36% of revenue in 2010 compared with 32% in 2009. Income from international continuing operations was $1.5 billion in 2010 compared with $1.1 billion in 2009.

In 2010, revenues from EMEA were $3.5 billion, compared with $2.8 billion in 2009 and $3.6 billion in 2008. Revenues from EMEA were up 24% for 2010 compared to 2009. The increase in 2010 primarily reflects improved market values and the acquisitions of Insight and BAS, partially offset by a stronger U.S. dollar in 2010. Revenue from EMEA in 2010 was spread across most of our businesses. Asset Servicing generated 44%, Asset Management 27%, Issuer Services 19%, Treasury Services 6% and Clearing Services 4% of revenues from EMEA. Income from continuing operations from EMEA was $916 million in 2010 compared with $667 million in 2009 and $859 million in 2008.

Revenues from APAC were $745 million in 2010 compared with $669 million in 2009 and $796 million in 2008. The increase in APAC revenue in 2010 resulted from higher depositary receipts revenue and net interest revenue. Revenue from APAC in 2010 was generated by the following businesses: Asset Management 27%, Treasury Services 27%, Asset Servicing 23%, Issuer Services 21% and Clearing Services 2%. Income from continuing operations from APAC was $295 million in 2010 compared with $222 million in 2009 and $247 million in 2008.

Income from continuing operations from EMEA and APAC were driven by the same factors affecting revenue. In addition, income from continuing operations from EMEA in 2010 compared with 2009, and 2009 compared with 2008, was negatively impacted by the strength of the U.S. dollar versus the Euro and British pound. For additional information regarding our International operations, see Note 28 of the Notes to Consolidated Financial Statements.

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

BNY Mellon     31

Results of Operations (continued)

The table below shows our cross-border outstandings for the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with “*”) or 0.75% of total assets (denoted with “**”).

Cross-border outstandings (a) (in millions)	Banks and other financial institutions (b)	Public sector	Commercial, industrial and other		Total cross-border outstandings (c)
2010:
France*	$6,109	$20	$124		$6,253
Germany*	7,007	15	312		7,334
Netherlands*	4,338	-	1,205	(d)	5,543
Australia *	2,663	-	275		2,938
Switzerland *	2,839	-	30		2,869
Belgium*	2,411	-	184		2,595
Japan**	2,261	-	7		2,268
United Kingdom **	533	-	1,411		1,944
Hong Kong **	1,908	-	18		1,926
2009:
France*	$6,519	$56	$1,307		$7,882
Germany*	5,325	75	156		5,556
Netherlands*	2,765	-	1,312	(d)	4,077
Spain*	3,903	-	133		4,036
Belgium*	3,162	377	199		3,738
United Kingdom*	2,850	-	613		3,463
Japan**	1,809	-	7		1,816
Ireland**	932	1	895	(d)	1,828
2008:
Netherlands*	$2,459	$-	$1,888	(d)	$4,347
France*	2,865	140	90		3,095
Belgium*	2,579	-	288		2,867
United Kingdom*	2,386	-	430		2,816
Germany*	2,285	-	277		2,562
Ireland**	1,153	-	1,167	(d)	2,320
(a)	At Dec. 31, 2010, exposures to Spain and Ireland totaled $1.7 billion and included $481 million in investment securities and $1.1 billion in short-term placements.
(b)	Primarily short-term placements.
(c)	Excludes assets of consolidated asset management funds.
(d)	Primarily European floating rate notes.

Emerging markets exposure

At Dec. 31, 2010, our emerging markets exposures, totaled approximately $9.1 billion. These exposures consisted primarily of interest-bearing deposits with banks and short-term loans, and a $347 million investment in Wing Hang Bank Limited (“Wing Hang”), which is located in Hong Kong. This compares with emerging market exposure of $7.9 billion in 2009, including an investment of $316 million in Wing Hang.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements under “Summary of Significant

Accounting and Reporting Policies”. Our more critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting. Further information on policies related to the allowance for loan losses and allowance for lending-related commitments can be found under “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements, Further information on the valuation of derivatives and securities where quoted market prices are not available can be found under “Fair value measurement” in Note 23 of the Notes to Consolidated Financial Statements. Further information on policies related to goodwill and intangible assets can be found in “Goodwill and

32     BNY Mellon

Results of Operations (continued)

intangible assets” in Note 7 of the Notes to Consolidated Financial Statements. Additional information on pensions can be found in “Employee benefit plans” in Note 20 of the Notes to Consolidated Financial Statements.

Allowance for loan losses and allowance for lending-related commitments

In 2010, we expanded the description of the elements of the allowance for loan losses and lending related commitments from three to four. This change did not impact the methodology used to calculate the allowance or provision for credit losses. The four elements of the allowance for loan losses and allowance for lending-related commitments consist of: (1) an allowance for impaired credits (nonaccrual loans over $1 million); (2) an allowance for higher risk-rated credits and pass-rated credits; (3) an allowance for residential mortgage loans (previously included in element 2); and (4) an unallocated allowance based on general economic conditions and risk factors in our individual markets for our current portfolio. Further discussion of the four elements can be found in Note 1 of the Notes to Consolidated Financial Statements.

It is difficult to quantify the impact of changes in forecasts on our allowance for loan losses and allowance for lending-related commitments. Nevertheless, we believe the following discussion may enable investors to better understand the variables that drive the allowance for loan losses and allowance for lending-related commitments.

The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of probable losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. The portion of the allowance related to impaired credits is based on the present value of expected future cash flows; however, as a practical expedient, it may be based on the credit’s observable market price. Additionally, it may be based on the fair value of collateral if the credit is collateral dependent. The allowance for higher risk-rated and pass-rated credits are assigned probability of default ratings based on internal ratings after analyzing the credit quality of each borrower/counterparty. Our internal ratings are generally consistent with external ratings agencies’ default databases. Loss given default ratings are driven by the collateral, structure, and seniority of each individual asset and are consistent with external loss given default/recovery databases. The portion of the allowance for residential mortgage loans is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure with the delinquency periods assigned a probability of default. A specific loss given default based on a combination of external loss data from third party databases and internal loss history is assigned for each mortgage pool. For each pool, the expected loss is calculated using the above factors. The resulting expected loss factor is applied against the loan balance to determine the reserve held for each pool. Changes in the estimates of probability of default, risk ratings, loss given default/recovery rates, and cash flows could have a direct impact on the allocated allowance for loan losses.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

The credit rating assigned to each credit is another significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $75 million, while if each credit were rated one grade worse, the allowance would have increased by $111 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $32 million, while if the loss given default were one rating better, the allowance would have decreased by $54 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by $2 million, respectively.

A key variable in determining the allowance is management’s judgment in determining the size of the unallocated allowance. At Dec. 31, 2010, the unallocated allowance was $116 million, or 20% of the total allowance. At Dec. 31, 2010, if the unallocated allowance, as a percentage of the total allowance, was 5% higher or lower, the allowance would have increased by approximately $38 million or decreased by approximately $34 million, respectively.

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

BNY Mellon     33

Results of Operations (continued)

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

Fair value – Securities

Level 1 – Securities – Recent quoted prices from exchange transactions are used for debt and equity securities that are actively traded on exchanges and for U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over-the-counter markets.

Level 2 – Securities – For securities where quotes from recent transactions are not available for identical securities, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. The pricing sources employ financial models or obtain comparisons to similar instruments to arrive at “consensus” prices.

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

In addition, we have significant investments in more actively traded agency RMBS and other types of securities such as FDIC-insured debt and sovereign debt. The pricing sources derive the prices for these securities largely from quotes they obtain from three major inter-dealer brokers. The pricing sources receive their daily observed trade price and other information feeds from the inter-dealer brokers.

For securities with bond insurance, the financial strength of the insurance provider is analyzed and that information is included in the fair value assessment for such securities.

The pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price. The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2010.

The prices provided by pricing sources are subject to review and challenges by industry participants, including ourselves.

Level 3 – Securities – Where we have used our own cash flow models and estimates to value the securities, we classify them in Level 3 of the ASC 820 hierarchy. More than 99% of our securities are valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities are priced based on non-binding dealer quotes and are included in Level 3 of the fair value hierarchy.

See Note 23 to the Notes to Consolidated Financial Statements for details of our securities by ASC 820 hierarchy level.

Fair value – Derivative financial instruments

Level 1– Derivative financial instruments – Includes derivative financial instruments that are actively traded on exchanges, principally foreign exchange futures and forward contracts.

Level 2 – Derivative financial instruments – Includes the majority of our derivative financial instruments priced using internally developed models that use observable inputs for interest rates, pay-downs (both actual and expected), foreign exchange rates, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity, concentration concerns and results of stress tests.

Level 3 – Derivative financial instruments – Certain interest rate swaps with counterparties that are highly structured entities require significant judgment and analysis to adjust the value determined by standard pricing models. These interest rate swaps are included in Level 3 of the ASC 820 hierarchy and compose less than 1% of our derivative financial instruments at fair value.

34     BNY Mellon

Results of Operations (continued)

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

To confirm that our valuation policies are consistent with exit prices as prescribed by ASC 820, we reviewed our derivative valuations using recent transactions in the marketplace, pricing services and the results of similar types of transactions. As a result of maximizing observable inputs as required by ASC 820, we reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties.

For details of our derivative financial instruments by ASC 820 hierarchy level, see Note 26 to the Notes to Consolidated Financial Statements.

Fair value option

ASC 825 provides the option to elect fair value as an alternative measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards. Under ASC 825, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in fair value recognized in income. See Note 24 to the Notes to Consolidated Financial Statements for additional disclosure regarding the fair value option.

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

For each non-agency RMBS, which includes Alt-A, subprime and prime RMBS not backed by the government, in the investment portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. To determine if the unrealized loss for non-agency RMBS is other-than-temporary, we project total estimated defaults of the underlying mortgages and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given RMBS position will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

During 2010, the housing market and broader economy improved slightly. As a result, we adjusted our non-agency RMBS estimated default and loss severity assumptions to decrease estimated defaults and increased the amount we expect to receive to cover the value of the original loan. See Note 5 of the Notes to Consolidated Financial Statements for projected weighted-average default rates and loss severities for the 2007, 2006 and late-2005 non-agency RMBS and Grantor Trust portfolios at Dec. 31, 2010 and 2009. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

BNY Mellon     35

Results of Operations (continued)

Net securities gains in 2010 were $27 million compared with losses of $5.4 billion in 2009. The losses in 2009 reflect both credit and non-credit related losses on our investment securities portfolio, including securities for which we declared our intent to sell or restructure. If we were to increase or decrease each of our loss severity and projected default rates by 100 basis points on each of the positions in our Alt-A, subprime and prime RMBS portfolios including the securities previously held by the Grantor Trust, credit-related impairment charges on these securities would have increased by $3 million (pre-tax) or decreased by $3 million (pre-tax) at Dec. 31, 2010.

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

Goodwill and other intangibles

We record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, at fair value as required by ASC 805 Business Combinations and ASC 350 Intangibles – Goodwill and Other. The initial recording of goodwill and intangibles requires subjective judgments concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($18.0 billion at Dec. 31, 2010) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2010) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles which require amortization. At Dec. 31, 2010, we had $23.7 billion of goodwill, indefinite-lived intangibles, and other intangible assets.

See Notes 1 and 7 of the Notes to Consolidated Financial Statements for additional information regarding goodwill, intangible assets and annual impairment testing.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 26,600 U.S. employees and approximately 2,000 non-U.S. employees.

BNY Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas. As of Dec. 31, 2010, the U.S. plans accounted for 83% of the projected benefit obligation. The pension expense for BNY Mellon plans was $47 million in 2010 compared to a pension credit of $17 million in 2009 and a pension credit of $20 million in 2008.

Effective Jan. 1, 2011, the U.S. pension plan was amended to reduce benefits earned by participants for service after 2010, and to freeze plan participation such that no new employees will enter the plan after Dec. 31, 2010. This change in the pension plan is expected to reduce pension expense by approximately $40 million in 2011.

A net pension expense of approximately $87 million is expected to be recorded by BNY Mellon in 2011, assuming currency exchange rates at Dec. 31, 2010. The expected increase in pension expense in 2011 is primarily driven by the change in plan assumptions partially offset by the plan changes mentioned above.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the ESOP.

36     BNY Mellon

Results of Operations (continued)

Since 2008, these key elements have varied as follows:

(dollars in millions, except per share amounts)	2011	2010	2009	2008
Domestic plans:
Long-term rate of return on plan assets	7.50%	8.00%	8.00%	8.00%
Discount rate	5.71	6.21	6.38	6.38
Market-related value of plan assets (a)	$3,836	$3,861	$3,651	$3,706
ESOP stock price (a)	29.48	27.97	33.12	47.15
Net U.S. pension credit/(expense)	N/A	$(15)	$32	$39
All other net pension credit/(expense)	N/A	(32)	(15)	(19)
Total net pension credit/(expense)	N/A	$(47)	$17	$20
(a)	Market-related value of plan assets and ESOP stock price are for the beginning of the plan year. See “Summary of Significant Accounting and Reporting Policies” in Note 1 of the Notes to Consolidated Financial Statements.

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 5.71% as of Dec. 31, 2010.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

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

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. BNY Mellon currently has $1.1 billion of unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key elements on pension costs are shown in the table below.

Pension expense (dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100	) bp	(50	) bp	50	bp	100	bp
Change in pension expense	$44		$22		$(22)		$(44)
Discount rate	(50	) bp	(25	) bp	25	bp	50	bp
Change in pension expense	$33		$17		$(16)		$(31)
Market-related value of plan assets	(20)%		(10)%		10%		20%
Change in pension expense	$168		$84		$(84)		$(164)

ESOP stock price	$(10)		$(5)		$5		$10
Change in pension expense	$13		$6		$(6)		$(12)

In addition to its pension plans, BNY Mellon has an Employee Stock Ownership Plan (“ESOP”). Benefits payable under The Bank of New York Mellon Corporation Pension Plan are offset by the equivalent value of benefits earned under the ESOP for employees who participated in the legacy Retirement Plan of the Bank of New York Company, Inc.

BNY Mellon     37

Results of Operations (continued)

Consolidated balance sheet review

At Dec. 31, 2010, total assets were $247.3 billion compared with $212.2 billion at Dec. 31, 2009. Deposits totaled $145.3 billion at Dec. 31, 2010, and $135.1 billion at Dec. 31, 2009. The increase in consolidated total assets resulted from the addition of $14.6 billion for the adoption of ASC 810, a higher level of both interest-bearing and noninterest-bearing deposits and the impact of the Acquisitions. Total assets averaged $237.8 billion in 2010, compared with $212.1 billion in 2009. The increase in average assets primarily reflects the factors mentioned above. Total deposits averaged $139.4 billion in 2010 and $134.7 billion in 2009.

At Dec. 31, 2010, we had approximately $55.4 billion of liquid funds and $22.2 billion of cash (including approximately $18.5 billion of overnight deposits with the Federal Reserve and other central banks) for a total of approximately $77.6 billion of available funds. This compares with available funds of $70.9 billion at Dec. 31, 2009. Our percentage of liquid assets to total assets was 31% at Dec. 31, 2010, compared with 33% at Dec. 31, 2009. Our interest-bearing deposits with banks are all placed with large highly rated global financial institutions. The average life of the interest-bearing deposits is approximately 47 days.

Investment securities were $66.3 billion or 27% of total assets at Dec. 31, 2010, compared with $56.0 billion or 26% of total assets at Dec. 31, 2009. The increase primarily reflects a higher level of U.S. Treasury securities, securities acquired in the Acquisitions and an increase in the unrealized gain on the securities portfolio.

Loans were $37.8 billion or 15% of total assets at Dec. 31, 2010, compared with $36.7 billion or 17% of total assets at Dec. 31, 2009. The increase in loan levels was primarily due to higher margin loans.

Total shareholders’ equity applicable to BNY Mellon was $32.4 billion at Dec. 31, 2010, and $29.0 billion at Dec. 31, 2009. The increase in total shareholders’ equity primarily reflects retained earnings in 2010, the improvement in our investment securities portfolio due to the decline in interest rates and the tightening of credit spreads, and the issuance of $677 million of common equity.

BNY Mellon, through its involvement in the Government Securities Clearing Corporation (“GSCC”), settles government securities transactions on a net basis for payment and delivery through the Fed wire system. As a result, at Dec. 31, 2010, the assets and liabilities of BNY Mellon were reduced by $2.5 billion for the netting of repurchase agreements and reverse repurchase agreement transactions executed with the same counterparty under standardized Master Repurchase Agreements. This netting is performed in accordance with FASB Interpretation No. 41 (ASC 210-20) “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements”.

Investment securities

In the discussion of our investment securities portfolio, we have included certain credit ratings information because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications for our investment portfolio could indicate increased credit risk for us and could be accompanied by a reduction in the fair value of our investment securities portfolio.

38     BNY Mellon

Results of Operations (continued)

The following table shows the distribution of our total investment securities portfolio:

Investment securities portfolio	Dec. 31, 2009	2010 change in unrealized gain/(loss)	Dec. 31, 2010			Fair value as a % of amortized cost (a)		Ratings
(dollar amounts in millions)	Fair value		Amortized cost	Fair value			Unrealized gain/(loss)	AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
Watch list: (b)
European floating rate notes (c)	$5,503	$248	$5,067	$4,636		91%	$(431)	94%	6%	-%	-%	-%
Commercial MBS	2,302	153	2,225	2,281		102	56	92	5	3	-	-
Prime RMBS	1,684	167	1,454	1,373		93	(81)	52	14	7	27	-
Alt-A RMBS	779	94	690	671		74	(19)	28	5	1	66	-
Subprime RMBS	470	127	724	533		73	(191)	65	12	7	16	-
Credit cards	610	21	512	517		99	5	2	97	1	-	-
Other	465	34	308	331		48	23	3	1	24	19	53
Total Watch list (b)	11,813	844	10,980	10,342		89	(638)	75	11	3	9	2
Agency RMBS	19,016	139	19,780	20,157		102	377	100	-	-	-	-
Sovereign debt/sovereign guaranteed	8,753	41	8,536	8,585		100	49	100	-	-	-	-
U.S. Treasury securities	6,378	(35)	12,650	12,635		100	(15)	100	-	-	-	-
Grantor Trust:	4,160	467	-	-		-	-	-	-	-	-	-
Alt-A RMBS (d)	N/A	N/A	2,164	2,513		66	349	3	4	3	90	-
Prime RMBS (d)	N/A	N/A	1,626	1,825		76	199	2	3	-	95	-
Subprime RMBS (d)	N/A	N/A	128	158		71	30	14	-	-	86	-
Foreign covered bonds	-	(16)	2,884	2,868		99	(16)	100	-	-	-	-
FDIC-insured debt	2,003	6	2,428	2,474		102	46	100	-	-	-	-
U.S. Government agency debt	1,260	(27)	1,007	1,005		100	(2)	100	-	-	-	-
Other	2,489	(18)	3,833	3,807		99	(26)	52	5	4	1	38
Total investment securities	$55,872	$1,401	$66,016	$66,369	(e)	96%	$353 (e)	87%	2%	1%	8%	2%
(a)	Amortized cost before impairments.
(b)	The “Watch list” includes those securities we view as having a higher risk of impairment charges.
(c)	Includes RMBS, commercial MBS, and other securities.
(d)	These RMBS were previously included in the Grantor Trust and were marked to market in 2009. We believe these RMBS would receive higher credit ratings if these ratings incorporated, as additional credit enhancement, the difference between the written-down amortized cost and the current face amount of each of these securities.
(e)	Includes a $60 million unrealized gain on derivatives hedging securities available for sale.

The fair value of our investment securities portfolio was $66.4 billion at Dec. 31, 2010, compared with $55.9 billion at Dec. 31, 2009. The increase in the fair value of the securities portfolio primarily reflects a higher level of U.S. Treasury securities, securities acquired in the Acquisitions and an increase in the unrealized gain of the securities portfolio.

At Dec. 31, 2010, the total investment securities portfolio had an unrealized pre-tax gain of $353 million compared with an unrealized pre-tax loss of $1.0 billion at Dec. 31, 2009. The unrealized net of tax gain on our investment securities available-for-sale portfolio included in other comprehensive income was $151 million at Dec. 31, 2010, compared with a loss of $619 million at Dec. 31, 2009. The improvement in the valuation of the investment securities portfolio was due to the decline in interest rates and the tightening of credit spreads.

In 2009, we established a Grantor Trust in connection with the restructuring of our investment securities portfolio. The Grantor Trust is in the process of being dissolved. The securities previously held in the Grantor Trust are included in our securities portfolio. The investment securities previously included in the Grantor Trust were marked down to approximately 60% of face value in 2009. At Dec. 31, 2010, these securities were trading above adjusted amortized cost with a total unrealized pre-tax gain of $578 million.

At Dec. 31, 2010, 87% of the securities in our portfolio were rated AAA/AA-, compared with 86% at Dec. 31, 2009.

We routinely test our investment securities for OTTI. (See “Critical accounting estimates” for additional disclosure regarding OTTI.)

At Dec. 31, 2010, we had $1.7 billion of accretable discount related to the restructuring of the investment securities portfolio. The discount related to these transactions had a remaining average life of

BNY Mellon     39

Results of Operations (continued)

approximately 4.1 years. The accretion of discount related to these securities increases net interest revenue and is recorded on a level yield basis. The discount accretion totaled $458 million in 2010 and $91 million in 2009.

Also, at Dec. 31, 2010, we had $779 million of net amortizable purchase premium relating to investment securities with a remaining average life of approximately 3.3 years. For these securities, the amortization of net premium decreased net interest revenue and is recorded on a level yield basis. We recorded net premium amortization of $242 million in 2010 and $68 million in 2009.

Net securities gains in 2010 were $27 million. The following table provides pre-tax securities gains (losses) by type.

Net securities gains (losses) (in millions)	2010	2009	2008
Alt-A RMBS	$(13)	$(3,113)	$(1,236)
Prime RMBS	-	(1,008)	(12)
Subprime RMBS	(4)	(322)	(12)
European floating rate notes	(3)	(269)	-
Home equity lines of credit	-	(205)	(104)
Commercial MBS	-	(89)	-
Grantor Trust	-	(39)	-
Credit cards	-	(26)	-
ABS CDOs	-	(23)	(122)
Other	47	(275)	(142)
Total net securities gains (losses)	$27	$(5,369)	$(1,628)

The deterioration in the economy in 2009 and 2008 had a significant impact on our Alt-A, prime and subprime RMBS portfolios. The investment securities losses in 2009 and 2008 reflected both credit and non-credit related impairment.

At Dec. 31, 2010, the investment securities portfolio includes $57 million of assets not accruing interest primarily related to securities issued by Lehman or its affiliates. These securities are held at market value.

The following table shows the fair value of the European floating rate notes by geographical location at Dec. 31, 2010. The unrealized loss on these securities was $431 million at Dec. 31, 2010, an improvement of $248 million from an unrealized loss of $679 million at Dec. 31, 2009.

European floating rate notes at Dec. 31, 2010 (a)				Total
(in millions)	United Kingdom	Netherlands	Other	fair value
RMBS	$2,178	$1,061	$752	$3,991
Other	274	81	290	645
Total	$2,452	$1,142	$1,042	$4,636
(a)	94% of these securities are in the AAA to AA- ratings category.

Included in our investment securities portfolio are the following securities that have a credit enhancement through a guarantee by a monoline insurer:

Investment securities guaranteed by monoline insurers (in millions)	Dec. 31, 2010		Dec. 31, 2009
State and political subdivisions	$539		$610
Mortgage-backed securities	109		137
Total fair value	$648	(a)	$747
Amortized cost less securities losses	$685		$761
Mark-to-market unrealized (loss) (pre-tax)	$(37)		$(14)
(a)	The par value guaranteed by the monoline insurers was $741 million.

At Dec. 31, 2010, securities guaranteed by monoline insurers were rated 46% AAA to AA-, 15% A+ to A-, 15% BBB+ to BBB- and 24% BB+ and lower. The decrease in the fair value of these securities from Dec. 31, 2009, reflects maturities, calls and paydowns. In all cases, when purchasing the securities, we reviewed the credit quality of the underlying securities, as well as the insurer.

See Note 23 of the Notes to Consolidated Financial Statements for the detail of securities by level in the fair value hierarchy.

40     BNY Mellon

Results of Operations (continued)

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our investment securities portfolio at Dec. 31, 2010.

Investment securities portfolio	U.S. Treasury		U.S. government agency		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$1,194	0.91%	$465	2.99%	$5	9.05%	$7,784	1.84%	$-	-%	$9,448
Over 1 through 5 years	8,677	1.27	540	1.30	50	2.21	5,661	2.16	-	-	14,928
Over 5 through 10 years	2,738	2.80	-	-	8	7.74	1,050	3.09	-	-	3,796
Over 10 years	-	-	-	-	445	4.48	264	1.31	-	-	709
Mortgage-backed securities	-	-	-	-	-	-	-	-	30,398	5.47	30,398
Asset-backed securities	-	-	-	-	-	-	-	-	788	1.52	788
Equity securities	-	-	-	-	-	-	-	-	2,585	0.40	2,585
Total	$12,609	1.57%	$1,005	2.08%	$508	4.35%	$14,759	2.05%	$33,771	4.99%	$62,652
Securities held-to-maturity:
One year or less	$-	-%	$-	-%	$-	-%	$-	-%	$-	-%	$-
Over 1 through 5 years	-	-	-	-	2	6.88	-	-	-	-	2
Over 5 through 10 years	-	-	-	-	20	6.67	-	-	-	-	20
Over 10 years	-	-	-	-	97	6.60	-	-	-	-	97
Mortgage-backed securities	-	-	-	-	-	-	-	-	3,532	1.93	3,532
Equity securities	-	-	-	-	-	-	-	-	4	1.68	4
Total	$-	-%	$-	-%	$119	6.61%	$-	-%	$3,536	1.93%	$3,655
(a)	Yields are based upon the amortized cost of securities.

We also have equity investments categorized as other assets (parenthetical amounts indicate carrying values at Dec. 31, 2010). Included in other assets are joint ventures and other equity investments ($1.6 billion), seed capital ($185 million), Federal Reserve Bank stock ($400 million), private equity investments ($143 million), and tax advantaged low-income housing investments ($466 million). For additional information on the fair value of our private equity investments and seed capital, see Note 23 of the Notes to Consolidated Financial Statements.

Our equity investment in Wing Hang had a fair value of $827 million (book value of $347 million) based on its share price at Dec. 31, 2010. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. We received dividends from Wing Hang of $6 million, $2 million and $26 million in 2010, 2009 and 2008, respectively.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $143 million at Dec. 31, 2010, down $44 million from $187 million at Dec. 31, 2009. At Dec. 31, 2010, private equity investments consisted of investments in private equity funds of $137 million, direct equity of less than $1 million, and leveraged bond funds of $6 million. Investment income was $29 million in 2010.

At Dec. 31, 2010, we had $35 million of unfunded investment commitments to private equity funds. If unused, the commitments expire between 2011 and 2015.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

BNY Mellon     41

Results of Operations (continued)

Loans

Total exposure – consolidated	Dec. 31, 2010			Dec. 31, 2009
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$9.3	$15.8	$25.1	$8.7	$18.5	$27.2
Commercial	1.6	18.8	20.4	3.0	22.5	25.5
Subtotal institutional	10.9	34.6	45.5	11.7	41.0	52.7
Wealth management loans and mortgages	6.5	1.8	8.3	6.2	1.8	8.0
Commercial real estate	1.6	1.6	3.2	2.0	1.7	3.7
Lease financing	3.1	0.1	3.2	3.5	0.1	3.6
Other residential mortgages	2.1	-	2.1	2.2	-	2.2
Overdrafts	6.0	-	6.0	6.0	-	6.0
Other	0.8	-	0.8	0.4	-	0.4
Subtotal non-margin loans	31.0	38.1	69.1	32.0	44.6	76.6
Margin loans	6.8	-	6.8	4.7	-	4.7
Total	$37.8	$38.1	$75.9	$36.7	$44.6	$81.3

At Dec. 31, 2010, total exposures were $75.9 billion, a decrease of 7% from $81.3 billion at Dec. 31, 2009, reflecting a decrease in institutional, commercial real estate and lease financing exposures, partially offset by an increase in margin loans.

We tightly monitor risk within our loan portfolio and continue to reduce risk by:

•	Focusing on investment grade names to support cross selling.
•	Avoiding single name/industry concentrations, using credit default swaps as appropriate.
•	Exiting high-risk portfolios.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios make up 60% of our total lending exposure.

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2010					Dec. 31, 2009
	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Securities industry	$3.9	$2.3	$6.2	90%	95%	$3.3	$2.1	$5.4
Banks	4.2	2.2	6.4	80	93	3.3	2.9	6.2
Insurance	0.1	5.0	5.1	98	30	0.4	6.0	6.4
Asset managers	0.8	2.4	3.2	99	85	1.0	2.8	3.8
Government	0.2	2.1	2.3	92	51	0.1	2.9	3.0
Other	0.1	1.8	1.9	95	54	0.6	1.8	2.4
Total	$9.3	$15.8	$25.1	91%	73%	$8.7	$18.5	$27.2

The financial institutions portfolio exposure was $25.1 billion at Dec. 31, 2010, compared to $27.2 billion at Dec. 31, 2009. The change from Dec. 31, 2009, primarily reflects decreases in insurance, government and asset manager exposure, partially offset by increased exposure to broker-dealers. Financial institution exposures are high quality with 91% meeting the investment grade equivalent criteria of our rating system at Dec. 31, 2010. These exposures are generally short-term, with 73% expiring within one year, and are frequently secured by securities that we may hold in custody on behalf of those financial institutions. For example, securities industry and asset managers often borrow against marketable securities held in custody.

42     BNY Mellon

Results of Operations (continued)

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

The asset manager portfolio exposures are high quality with 99% meeting our investment grade equivalent ratings criteria at Dec. 31, 2010. These exposures are generally short-term liquidity facilities with the vast majority to regulated mutual funds.

Commercial

The diversity of the commercial portfolio is shown in the following table.

Commercial portfolio exposure	Dec. 31, 2010					Dec. 31, 2009
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Services and other	$0.7	$5.9	$6.6	87%	37%	$1.0	$7.7	$8.7
Manufacturing	0.4	5.9	6.3	89	20	0.9	6.4	7.3
Energy and utilities	0.3	5.4	5.7	97	15	0.6	6.3	6.9
Media and telecom	0.2	1.6	1.8	73	26	0.5	2.1	2.6
Total	$1.6	$18.8	$20.4	89%	25%	$3.0	$22.5	$25.5

The commercial portfolio exposure decreased 20% to $20.4 billion at Dec. 31, 2010, from $25.5 billion at Dec. 31, 2009, reflecting our strategy to reduce targeted risk exposure. Our goal is to migrate toward a predominantly investment grade portfolio.

The table below summarizes the percent of the financial institutions and commercial exposures that are investment grade.

Percent of the portfolios that are investment grade	Dec. 31 2010	Dec. 31, 2009	Dec. 31, 2008
Financial institutions	91%	85%	90%
Commercial	89%	80%	80%

Our credit strategy is to focus on investment grade names to support cross-selling opportunities, avoid single name/industry concentrations and exit high-risk portfolios. Each customer is assigned an internal rating grade, which is mapped to an external rating agency grade equivalent based upon a number of dimensions which are continually evaluated and may change over time. The execution of our strategy, as well as an adjustment in the credit ratings of our existing portfolio, has resulted in a higher percentage of the portfolio that is investment grade at Dec. 31, 2010, compared with Dec. 31 2009.

Wealth management loans and mortgages

Wealth Management loans and mortgages are primarily composed of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 61% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2010.

At Dec. 31, 2010, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York – 25%; Massachusetts – 17%; California – 17%; Florida – 8%; and other – 33%.

Commercial real estate

Our commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities include both construction facilities and medium-term loans. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flow, and supported by appraisals and knowledge of local market conditions. Development loans are

BNY Mellon     43

Results of Operations (continued)

structured with moderate leverage, and in most instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $3.2 billion at Dec. 31, 2010 compared with $3.7 billion at Dec. 31, 2009.

At Dec. 31, 2010, approximately 70% of our commercial real estate portfolio is secured. The secured portfolio is diverse by project type with approximately 58% secured by residential buildings, 21% secured by office buildings, 8% secured by retail properties, and 13% secured by other categories. Approximately 96% of the unsecured portfolio is allocated to investment grade real estate investment trusts (“REITs”) under revolving credit agreements.

At Dec. 31, 2010, our commercial real estate portfolio is comprised of the following geographic concentrations: New York metro – 49%; investment grade REITs – 29%; and other – 22%.

Lease financings

The lease financing portfolio consisted of non-airline exposures of $3.0 billion and $210 million of airline exposures at Dec. 31, 2010. Approximately 90% of the lease financing exposure is investment grade, or investment grade equivalent.

At Dec. 31, 2010, the non-airline portion of the lease financing portfolio consisted of $3.0 billion of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and European countries. Excluding airline lease financing, counterparty rating equivalents at Dec. 31, 2010, were as follows:

•	9% of the counterparties are AA or better;
•	38% are A;
•	48% are BBB; and
•	5% are non-investment grade

At Dec. 31, 2010, our $210 million of exposure to the airline industry consisted of $12 million of real estate lease exposure, as well as the airline lease financing portfolio which included $72 million to major U.S. carriers, $114 million to foreign airlines and $12 million to U.S. regional airlines.

In 2010, the U.S domestic airline industry has shown significant improvement in revenues and yields. Despite this improvement, these carriers continue to have extremely high debt levels. Combined with their high fixed-cost operating models, the domestic airlines remain vulnerable. As such, we continue to maintain a sizable allowance for loan losses against these exposures and continue to closely monitor the portfolio.

We utilize the lease financing portfolio as part of our tax management strategy.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $2.1 billion at Dec. 31, 2010. Included in this portfolio is approximately $745 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2010, the remaining prime and Alt-A mortgage loans in this portfolio had a weighted-average loan-to-value ratio of 75% at origination and approximately 30% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, Maryland and the tri-state area (New York, New Jersey and Connecticut).

To determine the projected loss on the prime and Alt-A mortgage portfolio, we calculate the total estimated defaults of these mortgages and multiply that amount by an estimate of realizable value upon sale in the marketplace (severity).

At Dec. 31, 2010, we had less than $15 million in subprime mortgages included in the other residential mortgage portfolio. The subprime loans were issued to support our Community Reinvestment Act requirements.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily includes loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities, as well as bankers acceptances.

44     BNY Mellon

Results of Operations (continued)

Loans by product

The following table shows trends in the loans outstanding at year-end on a continuing operations basis over the last five years.

Loans by product - at year end
(in millions)	2010	2009	2008	2007	2006 (a)
Domestic:
Financial institutions	$4,630	$5,509	$5,546	$8,934	$9,694
Commercial	1,250	2,324	5,786	5,099	3,390
Wealth Management loans and mortgages	6,506	6,162	5,333	4,521	1,355
Commercial real estate	1,592	2,044	3,081	3,019	1,371
Lease financing (b)	1,605	1,703	1,809	1,980	2,228
Other residential mortgages	2,079	2,179	2,505	3,115	2,927
Overdrafts	4,524	3,946	4,835	4,037	1,728
Other	771	407	485	363	52
Margin loans	6,810	4,657	3,977	5,210	5,167
Total domestic	29,767	28,931	33,357	36,278	27,912
Foreign:
Financial institutions	4,626	3,147	3,755	4,892	3,184
Commercial	345	634	573	852	1,033
Lease financings (b)	1,545	1,816	2,154	2,935	3,298
Government and official institutions	-	52	1,434	312	9
Other (primarily overdrafts)	1,525	2,109	2,121	5,662	2,357
Total foreign	8,041	7,758	10,037	14,653	9,881
Total loans	$37,808	$36,689	$43,394	$50,931	$37,793
(a)	Results for 2006 include legacy The Bank of New York Company, Inc. only.
(b)	Includes unearned income on domestic and foreign lease financings of $2,036 million at Dec. 31, 2010, $2,282 million at Dec. 31, 2009, $2,836 million at Dec. 31, 2008, $4,050 million at Dec. 31, 2007 and $3,336 million at Dec. 31, 2006.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2010.

Maturity of loan portfolio at Dec. 31, 2010 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Financial institutions	$4,285	$345		$-		$4,630
Commercial	149	1,094		7		1,250
Commercial real estate	647	362		583		1,592
Overdrafts	4,524	-		-		4,524
Other	537	-		234		771
Margin loans	6,810	-		-		6,810
Subtotal	16,952	1,801		824		19,577
Foreign	6,242	254		-		6,496
Total	$23,194	$2,055	(b)	$824	(b)	$26,073
(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.
(b)	Variable rate loans due after one year totaled $2.8 billion and fixed rate loans totaled $125 million.

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding international loans of $6.5 billion and $5.9 billion as of Dec. 31, 2010 and 2009, respectively. This increase primarily resulted from an increase in loans to financial institutions.

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

BNY Mellon     45

Results of Operations (continued)

The role of credit has shifted to one that complements our other services instead of as a lead product. Credit solidifies customer relationships and, through a disciplined allocation of capital, can earn acceptable rates of return as part of an overall relationship.

We have implemented a credit strategy to reduce exposures that no longer meet risk/return criteria, including an assessment of overall relationship profitability. In addition, we make use of credit derivatives and other risk mitigants as economic hedges of portions of the credit risk in our portfolio. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties. The following table details changes in our allowance for credit losses for the last five years.

Allowance for credit losses activity (dollar amounts in millions)	2010	2009	2008	2007 (a)	2006 (a)
Margin loans	$6,810	$4,657	$3,977	$5,210	$5,167
Non-margin loans	30,998	32,032	39,417	45,721	32,626
Total loans at Dec. 31,	37,808	36,689	43,394	50,931	37,793
Average loans outstanding	36,305	36,424	48,132	41,515	33,612
Allowance for credit losses:
Balance, Jan. 1,
Domestic	$555	$448	$341	$312	$343
Foreign	47	19	37	23	31
Unallocated	26	62	116	102	96
Total	628	529	494	437	470
Charge-offs:
Commercial	(5)	(90)	(21)	(22)	(27)
Commercial real estate	(8)	(31)	(15)	-	-
Financial institutions	(25)	(34)	(9)	-	-
Lease financing	-	-	-	(36)	-
Wealth management loans and mortgages	(4)	(1)	(1)	-	-
Other residential mortgage	(46)	(60)	(20)	-	-
Foreign	-	-	(17)	(19)	(2)
Other	-	-	-	(1)	-
Total charge-offs	(88)	(216)	(83)	(78)	(29)
Recoveries:
Commercial	15	-	2	1	3
Commercial real estate	1	-	-	-	-
Financial institutions	2	-	-	-	-
Lease financing	-	1	3	13	4
Wealth management loans and mortgages	-	1	1	-	-
Other residential mortgage	2	-	-	-	-
Foreign	-	-	4	1	7
Other	-	-	-	-	2
Total recoveries	20	2	10	15	16
Net charge-offs	(68)	(214)	(73)	(63)	(13)
Provision for credit losses	11	332	104	(11)	(20)
Transferred to discontinued operations	-	(19)	27	1	-
Acquisitions/dispositions and other	-	-	(23)	130	-
Balance, Dec. 31,
Domestic	408	555	448	341	312
Foreign	47	47	19	37	23
Unallocated	116	26	62	116	102
Total allowance, Dec. 31, (b)	$571	$628	$529	$494	$437
Allowance for loan losses	$498	$503	$415	$327	$287
Allowance for lending related commitments	73	125	114	167	150
Net charge-offs to average loans outstanding	0.19%	0.59%	0.15%	0.15%	0.04%
Net charge-offs to total allowance for credit losses	11.91	34.08	13.80	12.75	2.97
Allowance for loan losses as a percent of total loans	1.32	1.37	0.96	0.64	0.76
Allowance for loan losses as a percent of non-margin loans	1.61	1.57	1.05	0.72	0.88
Total allowance for credit losses as a percent of total loans	1.51	1.71	1.22	0.97	1.16
Total allowance for credit losses as a percent of non-margin loans	1.84	1.96	1.34	1.08	1.34
(a)	Charge-offs, recoveries and the provision for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc. These categories for 2006 reflect legacy The Bank of New York Company, Inc.
(b)	The allowance for credit losses at Dec. 31, 2010, and 2009 excludes discontinued operations. The allowance for credit losses includes discontinued operations of $35 million at Dec. 31, 2008, and $17 million at Dec. 31, 2007.

46     BNY Mellon

Results of Operations (continued)

Net charge-offs were $68 million in 2010, $214 million in 2009 and $73 million in 2008. Charge-offs in 2010 included $46 million of other residential mortgages primarily located in California, New York and Florida, $17 million related to a mortgage company, partially offset by $10 million of net recoveries from the media portfolio. Net charge-offs in 2009 included $71 million related to print and broadcast media, $60 million of residential mortgages primarily located in California, New York, New Jersey and Florida, $31 million related to commercial real estate exposure in Florida and New York, $38 million to finance and leasing companies and $8 million to an auto parts manufacturer.

The provision for credit losses was $11 million in 2010 compared with $332 million in 2009 and $104 million in 2008. The decrease in the provision for credit losses in 2010 compared with 2009 primarily reflects broad improvement in the quality of the credit portfolio driven by a 66% decrease in criticized assets compared with Dec. 31, 2009, primarily in the insurance, automotive and media portfolios. Criticized assets include impaired credits and higher risk-rated credits. Also impacting the provision for credit losses were decreases in nonperforming loans, particularly in the insurance portfolio.

The total allowance for credit losses was $571 million at Dec. 31, 2010, and $628 million Dec. 31, 2009. The decrease in the allowance for credit losses reflects a lower provision in 2010 resulting from a 66% decline in criticized assets.

The ratio of the total allowance for credit losses to year-end non-margin loans was 1.84% at Dec. 31, 2010, and 1.96% at Dec. 31, 2009. The decrease reflects the decline in criticized assets in 2010. The ratio of the allowance for loan losses to year-end non-margin loans remained stable at 1.61% at Dec. 31, 2010, compared with 1.57% at Dec. 31, 2009.

We had $6.8 billion of secured margin loans on our balance sheet at Dec. 31, 2010, compared with $4.7 billion at Dec. 31, 2009. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses to non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

Based on an evaluation of the four elements of the allowance for credit losses, as discussed in Note 1 of Notes to Consolidated Financial Statements, as well as individual credits, historical credit losses, and global economic factors, we have allocated our allowance for credit losses on a continuing operations basis as follows:

Allocation of allowance	2010 (a)	2009 (a)	2008 (a)	2007 (a)	2006 (b)
Commercial	13%	24%	30%	33%	31%
Other residential mortgages	33	25	15	5	4
Lease financing	12	12	15	15	31
Financial institutions	2	12	9	6	2
Wealth management (c)	6	9	5	3	2
Commercial real estate	6	7	10	7	2
Foreign	8	7	4	8	5
Unallocated	20	4	12	23	23
Total	100%	100%	100%	100%	100%
(a)	Excludes discontinued operations in 2010 and 2009. The allowance for credit losses includes discontinued operations in 2008 and 2007.
(b)	Reflects legacy The Bank of New York Company, Inc. only.
(c)	Includes the allowance for wealth management mortgages.

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

The unallocated allowance for credit losses was 20% at Dec. 31, 2010, an increase from 4% at Dec. 31, 2009. We believe the unallocated allowance, at Dec. 31, 2010, is appropriate given the uncertainty of the economy’s direction and the potential for continued credit quality and valuation pressures in the residential mortgage and commercial real estate portfolios.

BNY Mellon     47

Results of Operations (continued)

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets at Dec. 31 (dollars in millions)	2010		2009	2008	2007	2006 (a)
Loans:
Other residential mortgages	$244		$190	$97	$20	$2
Wealth management	59		58	2	-	-
Commercial real estate	44		61	130	40	-
Commercial	34		65	14	15	26
Foreign	7		-	-	87	9
Financial institutions	5		172	41	24	-
Total nonperforming loans	393		546	284	186	37
Other assets owned	6		4	8	4	1
Total nonperforming assets (b)	$399	(c)	$550	$292	$190	$38
Nonperforming assets ratio	1.1%		1.5%	0.7%	0.4%	0.1%
Allowance for loan losses/nonperforming loans	126.7		92.1	146.1	175.8	775.7
Allowance for loan losses/nonperforming assets	124.8		91.5	142.1	172.1	755.3
Total allowance for credit losses/nonperforming loans	145.3		115.0	186.3	265.6	1,181.1
Total allowance for credit losses/nonperforming assets	143.1		114.2	181.2	260.0	1,150.0
(a)	Reflects legacy The Bank of New York Company, Inc. only.
(b)	Nonperforming assets at Dec. 31, 2010, and Dec. 31, 2009, exclude discontinued operations. Nonperforming assets at Dec. 31, 2008, and 2007 include discontinued operations of $96 million and $18 million, respectively.
(c)	The adoption of ASC 810 resulted in BNY Mellon consolidating loans of consolidated asset management funds of $13.8 billion at Dec. 31, 2010 into trading assets. These loans are not part of BNY Mellon’s loan portfolio. Included in these loans are $218 million of nonperforming loans. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

Nonperforming assets were $399 million at Dec. 31, 2010, a decrease of $151 million compared with Dec. 31, 2009. The decrease primarily resulted from repayments of $136 million in the insurance portfolio, $24 million in the commercial real estate portfolio, $11 million in the commercial loan portfolio, charge-offs of $86 million in the financial institutions, commercial real estate, commercial, wealth management, and other residential mortgage portfolios, and sales of $25 million from the other residential mortgage portfolio and $21 from the commercial loan portfolio. Also in 2010, $10 million in the commercial portfolio and $19 million in other residential mortgages returned to accrual status. Additions in 2010 included $145 million in the other residential mortgages portfolio, $17 million in the commercial loans portfolio, $14 million in commercial real estate portfolio, $12 million in the wealth management loan portfolio and $7 million in the financial institutions loan portfolio.

Nonperforming assets activity (in millions)	2010	2009
Balance at beginning of year	$550	$292
Additions	202	611
Return to accrual status	(32)	(12)
Charge-offs	(86)	(151)
Paydowns/sales	(236)	(71)
Transferred to discontinued operations	-	(96)
Other	1	(23)
Balance at end of year	$399	$550

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans still accruing interest at year-end
(in millions)	2010	2009	2008	2007	2006 (a)
Domestic:
Consumer	$21	$93	$27	$-	$9
Commercial	12	338	315	343	7
Total domestic	33	431	342	343	16
Foreign	-	-	-	-	-
Total past due loans	$33	$431	$342	$343	$16
(a)	Reflects legacy The Bank of New York Company, Inc. only.

48     BNY Mellon

Results of Operations (continued)

Past due loans at Dec. 31, 2010 were primarily comprised of $21 million of other residential mortgages and $12 million of commercial real estate loans. The $398 million decrease in past due loans compared with 2009 primarily resulted from the repayment of a loan to an asset manager that had previously filed for bankruptcy. For additional information, see Note 6 of the Notes to Consolidated Financial Statements.

Deposits

Total deposits were $145.3 billion at Dec. 31, 2010, an increase of 8% compared with $135.1 billion at Dec. 31, 2009. The increase in deposits reflects higher domestic deposits.

Noninterest-bearing deposits were $38.7 billion at Dec. 31, 2010, compared with $33.5 billion at Dec. 31, 2009. Interest-bearing deposits were $106.6 billion at Dec. 31, 2010, compared with $101.6 billion at Dec. 31, 2009.

The aggregate amount of deposits by foreign customers in domestic offices was $9.7 billion and $11.0 billion at Dec. 31, 2010 and 2009, respectively.

Deposits in foreign offices totaled approximately $73 billion at Dec. 31, 2010, and approximately $71 billion at Dec. 31, 2009. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2010.

Domestic time deposits > $100,000 at Dec. 31, 2010
(in millions)	Certificates of deposits	Other Time deposits	Total
3 months or less	$264	$28,864	$29,128
Between 3 and 6 months	17	-	17
Between 6 and 12 months	34	-	34
Over 12 months	53	-	53
Total	$368	$28,864	$29,232

Short-term borrowings

We fund ourselves primarily through deposits and other borrowings, which are comprised of federal funds purchased and securities sold under repurchase agreements, trading liabilities, payables to customers and broker-dealers, commercial paper, other borrowed funds and long-term debt. Certain other borrowings, for example, securities sold under repurchase agreements, require the delivery of securities as collateral.

See “Liquidity and dividends” below for a discussion of long-term debt and liquidity metrics that we monitor and The Bank of New York Mellon Corporation parent company’s (the “Parent”) limited reliance on short-term borrowings.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollar amounts in millions)	2010	2009	2008
Maximum daily balance during the year	$16,006	$9,076	$15,530
Average daily balance	$5,356	$2,695	$4,624
Weighted-average rate during the year	0.80%	-%	1.00%
Ending balance at Dec. 31	$5,602	$3,348	$1,372
Average rate at Dec. 31	2.12%	0.01%	0.14%

Federal funds purchased and securities sold under repurchase agreements
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2009
Maximum daily balance during the quarter	$12,080	$16,006	$4,955
Average daily balance	$7,256	$5,984	$3,361
Weighted average rate during the quarter	2.13%	0.09%	0.14%
Ending balance	$5,602	$3,301	$3,348
Average rate at period end	2.12%	0.12%	0.01%

Federal funds purchased and securities sold under repurchase agreements were $5.6 billion at Dec. 31, 2010, compared with $3.3 billion at Dec. 31, 2009, and Sept. 30, 2010. The increase compared to both prior periods primarily relates to the consolidation of repurchase agreement activity performed on behalf of clients at our asset management subsidiary in Brazil at Dec. 31, 2010. The increase in interest rates compared with prior periods primarily relates to higher interest rates in Brazil.

BNY Mellon     49

Results of Operations (continued)

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollar amounts in millions)	2010	2009	2008
Maximum daily balance during the year	$11,039	$10,721	$12,433
Average daily balance (a)	$6,439	$5,262	$5,495
Weighted-average rate during the year	0.09%	0.12%	1.25%
Ending balance at Dec. 31	$9,962	$10,721	$9,274
Average rate at Dec. 31	0.12%	0.07%	0.35%
(a)	Excludes average noninterest-bearing payables to customers and broker-dealers of $4.8 billion in 2010, $4.4 billion in 2009 and $2.8 billion in 2008.

Payables to customers and broker-dealers
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2009
Maximum daily balance during the quarter	$10,565	$10,895	$10,721
Average daily balance (a)	$5,878	$6,910	$6,476
Weighted average rate during the quarter	0.11%	0.08%	0.07%
Ending balance	$9,962	$10,895	$10,721
Average rate at period end	0.12%	0.08%	0.07%
(a)	Excludes average noninterest-bearing payables to customers and broker-dealers of $4.8 billion in the fourth quarter of 2010, $4.8 billion in the third quarter of 2010 and $4.9 billion in the fourth quarter of 2009.

Payables to customers and broker-dealers represent funds held payable on demand and short sale proceeds. Payables to customers and broker-dealers were $10.0 billion at Dec. 31, 2010, $10.7 billion at Dec. 31, 2009, and $10.9 billion at Sept. 30, 2010. Payables to customers and broker-dealers are driven by customer trading activity and their expectations of market asset levels.

Information related to commercial paper is presented below.

Commercial paper (dollar amounts in millions)	2010	2009	2008
Maximum daily balance during the year	$128	$537	$4,215
Average daily balance	$18	$196	$274
Weighted-average rate during the year	0.05%	0.01%	2.95%
Ending balance at Dec. 31	$10	$12	$138
Average rate at Dec. 31	0.05%	0.02%	0.05%

Commercial paper	Quarter ended
(dollar amounts in millions)	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2009
Maximum daily balance during the quarter	$53	$128	$201
Average daily balance	$13	$32	$154
Weighted average rate during the quarter	0.03%	0.07%	0.01%
Ending balance	$10	$9	$12
Average rate at period end	0.05%	0.05%	0.02%

Commercial paper outstanding was $10 million at Dec. 31, 2010, compared with $12 million at Dec. 31, 2009, and $9 million at Sept. 30, 2010.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollar amounts in millions)	2010	2009	2008
Maximum daily balance during the year	$5,359	$4,789	$4,056
Average daily balance	$2,045	$1,375	$2,400
Average rate during the year	2.14%	2.28%	3.25%
Balance at Dec. 31	$2,858	$477	$755
Average rate at Dec. 31	1.77%	2.79%	1.65%

Other borrowed funds	Quarter ended
(dollar amounts in millions)	Dec. 31, 2010	Sept. 30, 2010	Dec. 31, 2009
Maximum daily balance during the quarter	$5,359	$2,611	$3,009
Average daily balance	$1,986	$2,036	$856
Weighted average rate during the quarter	1.66%	1.67%	1.97%
Ending balance	$2,858	$2,220	$477
Average rate at period end	1.77%	1.31%	2.79%

Other borrowed funds primarily include: term federal funds purchased under agreement to resell; borrowings under lines of credit by our Pershing subsidiaries; and overdrafts of subcustodian account balances in our securities servicing businesses. Overdrafts in these accounts typically relate to timing differences for settlements of these business activities. Other borrowed funds were $2.9 billion at Dec. 31, 2010, compared with $477 million at Dec. 31, 2009, and $2.2 billion at Sept. 30, 2010.

50     BNY Mellon

Results of Operations (continued)

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Company and its subsidiaries to access funding or convert assets to cash quickly and efficiently, especially during periods of market stress. Liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flow, without adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from inability to convert assets to cash, inability to raise cash in the markets or deposit run-off.

Our overall approach to liquidity management is to ensure that sources of liquidity are sufficient in amount and diversity such that changes in funding requirements at the Parent and at the various bank subsidiaries can be accommodated routinely without material adverse impact on earnings, daily operations or our financial condition.

BNY Mellon seeks to maintain an adequate liquidity cushion in both normal and stressed environments and seeks to diversify funding sources by line of business, customer and market segment. Additionally, we seek to maintain liquidity ratios within approved limits and liquidity risk tolerance; maintain a liquid asset buffer that can be liquidated, financed and/or pledged as necessary; and control the levels and sources of wholesale funds.

Potential uses of liquidity include withdrawals of customer deposits and client drawdowns on unfunded credit or liquidity facilities. We actively monitor unfunded loan commitments, thereby reducing unanticipated funding requirements.

When monitoring liquidity, we evaluate multiple metrics to ensure ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, access to debt and money markets, debt spreads, peer ratios, unencumbered collateral, funding sources and balance sheet liquidity ratios. We have begun to monitor the Basel III liquidity coverage ratio as applied to us, based on our current interpretation of Basel III. Ratios we currently monitor as part of our standard analysis include total loans as a percentage of total deposits, deposits as a percentage of total assets, foreign deposits as a percentage of total assets, purchased funds as a percentage of total assets, liquid assets as a percentage of total assets and liquid assets as a percentage of purchased funds. All of these ratios exceeded our minimum guidelines at Dec. 31, 2010. We also perform stress tests to verify sufficient funding capacity is accessible after conducting multiple economic scenarios.

At Dec. 31, 2010, we had approximately $55.4 billion of liquid funds and $22.2 billion of cash (including approximately $18.5 billion in overnight deposits with the Federal Reserve and other central banks) for a total of approximately $77.6 billion of available funds. This compares with available funds of $70.9 billion at Dec. 31, 2009. Our percentage of liquid assets to total assets was 31% at Dec. 31, 2010, compared with 33% at Dec. 31, 2009. The decrease from Dec. 31, 2009, primarily resulted from the adoption of ASC 810 (SFAS No. 167), which increased the consolidated total assets on our balance sheet by $14.6 billion at Dec. 31, 2010.

On an average basis for 2010 and 2009, non-core sources of funds such as money market rate accounts, certificates of deposit greater than $100,000, federal funds purchased, trading liabilities and other borrowings were $34.9 billion and $25.1 billion, respectively. The increase primarily reflects higher levels of money market rate accounts and federal funds purchased. Average foreign deposits, primarily from our European-based securities servicing business, were $71.4 billion in 2010 compared with $72.6 billion in 2009. Domestic savings and other time deposits averaged $7.0 billion in 2010 compared with $6.1 billion in 2009.

Average payables to customers and broker-dealers were $6.4 billion in 2010 and $5.3 billion in 2009. Long-term debt averaged $16.7 billion in 2010 and $16.9 billion in 2009. Average noninterest-bearing deposits decreased to $35.2 billion in 2010 from $36.4 billion in 2009. A significant reduction in our securities servicing businesses would reduce our access to deposits.

The Parent has five major sources of liquidity:

•	cash on hand;
•	dividends from its subsidiaries;
•	access to the commercial paper market;
•	a revolving credit agreement with third party financial institutions; and
•	access to the long-term debt and equity markets.

As a result of charges recorded in 2009 related to the restructuring of the investment securities portfolio, The Bank of New York Mellon and BNY Mellon, N.A. are required to obtain consent from our

BNY Mellon     51

Results of Operations (continued)

regulators prior to paying a dividend. Despite this limitation, management estimates that liquidity at the Parent will continue to be sufficient to meet BNY Mellon’s ongoing quarterly dividends at the current level of $0.09 per share, as well as any increase to the dividend approved as part of our capital plan which was submitted to the Federal Reserve in 2011. In addition, at Dec. 31, 2010, non-bank subsidiaries of the Parent had liquid assets of approximately $1.2 billion.

Any increase in BNY Mellon’s ongoing quarterly dividends would require consultation with the Federal Reserve. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in Note 21 of the Notes to Consolidated Financial Statements.

In 2010 and 2009, the Parent’s average commercial paper borrowings were $18 million and $186 million, respectively. The Parent had cash of $3.2 billion at Dec. 31, 2010, compared with $4.4 billion at Dec. 31, 2009. The decrease in Parent cash resulted primarily from the paydown of long-term debt in 2010. The Parent issues commercial paper, on an overnight basis, to certain custody clients with excess demand deposit balances. Overnight commercial paper outstanding issued by the Parent was $10 million and $12 million at Dec. 31, 2010 and 2009, respectively. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2010, decreased by $1.2 billion compared with Dec. 31, 2009, reflecting maturities of long-term debt.

The Parent’s reliance on short-term unsecured funding sources such as commercial paper, federal funds and Eurodollars purchased, certificates of deposit, time deposits and bank notes is limited. The Parent’s liquidity target is to have sufficient cash on hand to meet its obligations over the next 18 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2010, the Parent met its liquidity target.

In July 2010, the Parent launched a new commercial paper program, which is in addition to the program discussed above, under which it may issue commercial paper to certain institutional accredited investors in transactions exempt from the registration requirements of the Securities Act of 1933, as amended. Commercial paper notes issued under this program will have a maturity not exceeding 397 days from the date of issuance. There was no commercial paper outstanding under this program at Dec. 31, 2010.

We currently have a $226 million credit agreement with 10 financial institutions that matures in October 2011. The fee on this facility depends on our credit rating and at Dec. 31, 2010, was 6 basis points. The credit agreement requires us to maintain:

•	shareholder’s equity of $5 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5;
•	a double leverage ratio less than 130%; and
•	adequate capitalization of all our banks for regulatory purposes.

We are currently in compliance with these covenants. There were no borrowings under this facility at Dec. 31, 2010.

We also have the ability to access the capital markets. In June 2010, we filed shelf registration statements on Form S-3 with the Securities and Exchange Commission (“SEC”) covering the issuance of certain securities, including an unlimited amount of debt, common stock, preferred stock and trust preferred securities, as well as common stock issued under the Direct Stock Purchase and Dividend Reinvestment Plans.

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which, as of Dec. 31, 2010, were as follows:

Debt ratings at Dec. 31, 2010	Moody’s	Standard & Poor’s	Fitch		DBRS
Parent:
Long-term senior debt	Aa2	AA-	AA-		AA (low)
Subordinated debt	Aa3	A+	A+		A (high)

The Bank of New York Mellon:
Long-term senior debt	Aaa	AA	AA-		AA
Long-term deposits	Aaa	AA	AA		AA

BNY Mellon, N.A.:
Long-term senior debt	Aaa	AA	AA-	(a)	AA
Long-term deposits	Aaa	AA	AA		AA

Outlook	Stable	Stable	Stable		Stable (long-term)
(a)	Represents senior debt issuer default rating.

52     BNY Mellon

Results of Operations (continued)

In April 2010, one of the rating agencies announced that regulatory changes in the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), could result in lower debt and deposit ratings for U.S. banks and other financial institutions whose ratings currently benefit from assumed government support. The rating agency anticipates that once implementing regulations clarify the final form of regulatory reform, the potentially affected ratings would be placed under review. The rating agency further indicated it would consider the pace over which any benefits resulting from regulatory reform would accrue versus the likely pace over which systemic support would be curtailed. Currently, the ratings for the Parent benefit from one notch of “lift” and The Bank of New York Mellon and BNY Mellon, N.A. benefit two notches of “lift” as a result of the rating agency’s government support assumptions. Other institutions benefit between one and five notches of “lift.” If these rating changes occur as proposed, the Parent, The Bank of New York Mellon and BNY Mellon, N.A. would remain at the highest level for all U.S. bank holding companies and U.S. banks.

The Parent’s major uses of funds are payment of dividends, principal and interest on its borrowings, acquisitions, and additional investments in its subsidiaries.

Long-term debt decreased to $16.5 billion at Dec. 31, 2010 from $17.2 billion at Dec. 31, 2009, primarily due to $1.85 billion of senior and subordinated long-term debt that matured in 2010 and $750 million of retail medium-term notes that were called in 2010.

In 2010, we issued $650 million of Senior Notes maturing in 2015 with a 2.95% interest rate, $600 million of Senior Notes maturing in 2016 with a 2.5% interest rate, and $100 million of Floating Rate Senior Notes maturing in 2013.

The Parent has $1.3 billion of long-term debt that will mature in 2011 and has the option to call $592 million of subordinated debt in 2011, which it may call and refinance if market conditions are favorable.

We have $850 million of trust preferred securities that are freely callable in 2011. These securities qualify as Tier 1 capital. Any decision to call these securities will be based on interest rates, the availability of cash and capital, and regulatory conditions, as well as the implementation of the Dodd-Frank Act, which eliminates these trust preferred securities from the Tier 1 capital of large bank holding companies, including

BNY Mellon, over a three-year period beginning Jan. 1, 2013.

In June 2010, BNY Mellon priced 25.9 million common shares in an underwritten public offering, at $27.00 per common share. In connection with this offering, BNY Mellon entered into a forward sale agreement with a forward purchaser, who borrowed and sold to the public through the underwriters shares of the Company’s common stock. In September 2010, BNY Mellon settled the forward sale agreement. At settlement, BNY Mellon received net proceeds of approximately $677 million. The proceeds were primarily used to fund the acquisition of GIS.

The double leverage ratio is the ratio of investment in subsidiaries divided by our consolidated equity plus trust preferred securities. Our double leverage ratio at Dec. 31, 2010 and 2009, was 100.7%, and 104.8%, respectively. Our target double leverage ratio is a maximum of 120%. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

Pershing LLC, an indirect subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. The committed line of credit of $935 million extended by 14 financial institutions matures in March 2011. We expect this line of credit will be renewed. In 2010, the daily average borrowing against this line of credit was $93 million. Additionally, Pershing LLC has another committed line of credit for $125 million extended by one financial institution that matures in September 2011. The daily average borrowing against this line of credit was $1 million during 2010. Pershing LLC has six separate uncommitted lines of credit, amounting to $1.4 billion in aggregate. Average daily borrowing under these lines was $592 million, in aggregate, during 2010.

The committed line of credit maintained by Pershing LLC requires the Parent to maintain:

•	shareholders’ equity of $5 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5; and
•	a double leverage ratio less than 130%.

We are currently in compliance with these covenants.

Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes, which are

BNY Mellon     53

Results of Operations (continued)

guaranteed by the Parent. The committed line of credit of $233 million extended by five financial institutions matures in March 2011. We expect this line to be renewed. The average daily borrowing under this line was $5 million, in aggregate, in 2010. Pershing Limited has three separate uncommitted lines of credit amounting to $250 million in aggregate. In 2010, average daily borrowing under these lines was less than $1 million in aggregate.

Statement of cash flows

Cash provided by operating activities was $4.1 billion in 2010, compared with $3.8 billion in 2009 and $2.9 billion in 2008. In 2010 and 2008, the cash flows from operations in 2008 were principally the result of earnings. In 2009, earnings, excluding the non-cash impact of investment securities losses, depreciation and amortization and accruals and other balances, partially offset by deferred tax benefits and changes in trading activities, were a significant source of funds.

In 2010, cash used for investing activities was $14.9 billion compared with cash provided by investing activities of $23.1 billion in 2009 and $56.0 billion used for investing activities in 2008. In 2010, purchases of securities available-for-sale, an increase in interest-bearing deposits with the Federal Reserve and other central banks, and the Acquisitions were a significant use of funds. In 2009, interest-bearing deposits with the Federal Reserve and other central banks was a significant source of funds, partially offset by purchases of securities available for sale. In

2008, interest-bearing deposits at the Federal Reserve and other central banks and interest-bearing deposits with banks were a significant use of funds, and federal funds sold and securities purchased under resale agreements and loans to customers were a significant source of funds.

In 2010, cash provided by financing activities was $10.8 billion, compared to $28.0 billion used for financing activities in 2009 and $51.8 billion provided by financing activities in 2008. In 2010, change in deposits, federal funds purchased and securities sold under repurchase agreements, other funds borrowed and the proceeds from issuances of long-term debt were significant sources of funds, partially offset by repayments of long-term debt. In 2009, change in deposits, other borrowed funds and the repurchase of the Series B preferred stock and the warrant were significant uses of funds, partially offset by proceeds from the issuance of long term debt and common stock, and the change in federal funds purchased and securities sold under repurchase agreements. In 2008, deposits and other funds borrowed, partially offset by use of funds for the repayments of long-term debt and commercial paper were the primary source of funds.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors.

Contractual obligations at Dec. 31, 2010		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$33,359	$33,359	$-	$-	$-
Term deposits	73,278	73,235	17	22	4
Federal funds purchased and securities sold under repurchase agreements	5,602	5,602	-	-	-
Payables to customers and broker-dealers	9,962	9,962	-	-	-
Other borrowed funds	2,868	2,868	-	-	-
Long-term debt (a)	21,883	1,988	6,163	4,929	8,803
Unfunded pension and post retirement benefits	389	51	75	75	188
Capital leases	48	29	19	-	-
Total contractual obligations	$147,389	$127,094	$6,274	$5,026	$8,995
(a)	Including interest.

54     BNY Mellon

Results of Operations (continued)

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2010		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications	$278,069	$278,069	$-	$-	$-
Lending commitments	29,100	10,513	16,306	1,944	337
Standby letters of credit	8,483	6,113	2,183	187	-
Operating leases	2,225	311	550	427	937
Commercial letters of credit	512	500	12	-	-
Investment commitments (a)	230	27	6	2	195
Purchase obligations (b)	903	448	377	55	23
Support agreements	116	-	13	103	-
Total commitments	$319,638	$295,981	$19,447	$2,718	$1,492
(a)	Includes private equity and Community Reinvestment Act commitments.
(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

In addition to the amounts shown in the table above, at Dec. 31, 2010, $289 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $52 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Off-balance sheet arrangements

Off-balance sheet arrangements required to be discussed in this section are limited to guarantees, retained or contingent interests, support agreements, certain derivative instruments related to our common stock, and obligations arising out of unconsolidated variable interest entities. For BNY Mellon, these items include certain credit guarantees and securitizations. Guarantees include: lending-related guarantees issued as part of our corporate banking business; securities lending indemnifications issued as part of our servicing and fiduciary businesses; and support agreements issued to customers in our asset servicing and asset management businesses. See the “Support agreements” section and Note 25 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	2010	2009
At period end:
BNY Mellon shareholders’ equity to total assets ratio	13.1%	13.7%
Total BNY Mellon shareholders’ equity	$32,354	$28,977
Tangible BNY Mellon shareholders’ equity – Non-GAAP (a)	$11,057	$9,540
Book value per common share	$26.06	$23.99
Tangible book value per common share – Non-GAAP (a)	$8.91	$7.90
Closing common stock price per share	$30.20	$27.97
Market capitalization	$37,494	$33,783
Common shares outstanding	1,241,530	1,207,835

Full-year:
Average common equity to average assets	13.1%	13.4%
Cash dividends per common share	$0.36	$0.51
Dividend yield	1.2%	1.8%
(a)	See Supplemental information beginning on page 65 for a reconciliation of GAAP to non-GAAP.

Total The Bank of New York Mellon Corporation shareholders’ equity increased compared with Dec. 31, 2009. The increase primarily reflects earnings retention in 2010, an unrealized gain in the investment securities portfolio resulting from a decline in interest rates and tighter credit spreads and the issuance of $677 million (25.9 million shares) of common equity in 2010.

In June 2010, BNY Mellon priced 25.9 million common shares in an underwritten public offering, at $27.00 per common share. In connection with this offering, BNY Mellon entered into a forward sale

BNY Mellon     55

Results of Operations (continued)

agreement with a forward purchaser, who borrowed and sold to the public through the underwriters shares of the Company’s common stock. BNY Mellon settled the forward sale agreement in September 2010 and received net proceeds of $677 million from this transaction.

The unrealized net of tax gain on our available-for-sale securities portfolio recorded in other comprehensive income was $151 million at Dec. 31, 2010, compared with an unrealized net of tax loss of $619 million at Dec 31, 2009. The improvement primarily reflects a decline in interest rates and tighter credit spreads.

In January 2011, we declared a quarterly common stock dividend of $0.09 per common share that was paid on Feb. 9, 2011, to shareholders of record as of the close of business on Jan. 31, 2011.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries must, among other things, qualify as well capitalized. In addition, major bank holding companies such as the Parent corporation are expected by the regulators to be well capitalized.

As of Dec. 31, 2010 and 2009, the Parent and our bank subsidiaries were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets).

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios	Well capitalized	Adequately capitalized	Dec. 31,
			2010	2009
Consolidated capital ratios:
Tier 1	6%	N/A	13.4%	12.1%
Total capital	10	N/A	16.3	16.0
Leverage – guideline	5	N/A	5.8	6.5
Tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio – Non-GAAP (a)			5.8%	5.2%
Tier 1 common equity to risk-weighted assets ratio (a)			11.8	10.5
The Bank of New York Mellon capital ratios:
Tier 1	6%	4%	11.4%	11.2%
Total capital	10	8	15.3	15.0
Leverage	5	3	5.3	6.3
(a)	See Supplemental information beginning on page 65 for a calculation of this ratio.

N/A - Not applicable at the consolidated company level.

If a bank holding company or bank fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed. At Dec. 31, 2010, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the well-capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2010 (in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$7,512	$4,667
Total capital	6,413	4,519
Leverage	1,802	592

The Tier 1 capital ratio varies depending on the size of the balance sheet at quarter-end and the level and types of investments. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole is higher.

Our Tier 1 capital ratio was 13.4% at Dec. 31, 2010, compared with 12.1% at Dec. 31, 2009. The increase in the Tier 1 capital ratio compared with Dec. 31, 2009, primarily reflects earnings retention, the 2010 common equity issuance of $677 million and lower risk-weighted assets, partially offset by the impact of the Acquisitions. The Acquisitions, net of the equity raise, reduced Tier 1 and Tier 1 common ratios by approximately 195 basis points and the tangible common shareholders’ equity ratio by approximately 100 basis points. At Dec. 31, 2010, our total assets were $247.3 billion compared with $212.2 billion at

56     BNY Mellon

Results of Operations (continued)

Dec. 31, 2009. The increase in assets did not impact our risk-weighted assets as the increase was primarily in lower risk-weighted government investments and deposits with the Federal Reserve and other central banks, as well as assets of consolidated asset management funds which are discussed below. Our Tier 1 leverage ratio was 5.8% at Dec. 31, 2010, compared with 6.5% at Dec. 31, 2009. The decrease primarily reflects higher average assets in 2010 compared with 2009 and the impact of the Acquisitions.

In January 2010, the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation and the Office of Thrift Supervision issued a final rule requiring banks to hold capital for assets consolidated under ASU 2009-16 and ASU 2009-17. As a result of applying ASU 2009-17, BNY Mellon consolidated approximately $14 billion of collateralized loan obligation (“CLO”) funds into trading assets and liabilities as of Dec. 31, 2010. Any loss from the assets of these funds will be absorbed by the senior and junior noteholders of the funds and not by BNY Mellon. The resulting regulatory capital required for these zero-risk positions is de minimis. The final rule allows for a phase-in of 50% of the effect on risk-weighted assets and allowance for loan losses includable in Tier 2 capital that results from implementation of this standard for the quarter ending Dec. 31, 2010, with full phase-in for the quarter ending March 31, 2011. BNY Mellon elected to defer the implementation of ASC 810 for capital purposes. At Dec. 31, 2010, had we fully phased-in the implementation of ASC 810, our Tier 1 capital ratio would have been negatively impacted by approximately 2 basis points.

A billion dollar change in risk-weighted assets changes the Tier 1 ratio by approximately 13 basis points while a $100 million change in common equity changes the Tier 1 ratio by approximately 10 basis points.

Our tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio was 5.8% at Dec. 31, 2010, up from 5.2% at Dec. 31, 2009. The increase compared with the prior year primarily reflects earnings retention, the $677 million common equity issuance and an improvement in the value of our investment securities portfolio.

At Dec. 31, 2010, we had approximately $1.7 billion of trust preferred securities outstanding, net of issuance costs, all of which qualifies as Tier 1 capital.

The following tables present the components of our Tier 1 and Total risk-based capital and risk-weighted assets at Dec. 31, 2010 and 2009.

Components of Tier 1 and total risk-based capital (a)	Dec. 31,
(in millions)	2010	2009
Tier 1 capital:
Common shareholders’ equity	$32,354	$28,977
Trust preferred securities	1,676	1,686
Adjustments for:
Goodwill and other intangibles (b)	(21,297)	(19,437)
Pensions/cash flow hedges	1,053	1,070
Securities valuation allowance	(170)	619
Merchant banking investment	(19)	(32)
Total Tier 1 capital	13,597	12,883
Tier 2 capital:
Qualifying unrealized gains on equity securities	5	3
Qualifying subordinated debt	2,381	3,429
Qualifying allowance for credit losses	571	665
Total Tier 2 capital	2,957	4,097
Total risk-based capital	$16,554	$16,980
(a)	On a regulatory basis as determined under Basel 1 guidelines and including discontinued operations.
(b)	Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,625 million at Dec. 31, 2010, and $1,680 million at Dec. 31, 2009, and deferred tax liabilities associated with tax deductible goodwill of $816 million at Dec. 31, 2010, and $720 million at Dec. 31, 2009.

BNY Mellon     57

Results of Operations (continued)

Components of risk-weighted assets (a)	2010		2009
(in millions)	Balance sheet/ notional amount	Risk- weighted assets	Balance sheet/ notional amount	Risk- weighted assets
Assets:
Cash, due from banks and interest-bearing deposits in banks	$72,424	$10,718	$67,396	$11,923
Securities	66,307	18,230	56,049	17,633
Trading assets	6,276	-	6,001	-
Fed funds sold and securities purchased under resale agreements	5,169	304	3,535	17
Loans	37,808	24,368	36,689	25,746
Allowance for loan losses	(498)	-	(503)	-
Other assets	59,773	21,127	43,057	20,589
Total assets	$247,259	$74,747	$212,224	$75,908
Off-balance sheet exposure:
Commitments to extend credit	$29,845	$10,946	$33,598	$12,180
Securities lending	279,931	101	249,120	132
Standby letters of credit and other guarantees	10,696	9,341	14,426	11,886
Derivative instruments	1,438,995	4,678	1,314,246	4,552
Total off-balance sheet exposure	$1,759,467	$25,066	$1,611,390	$28,750
Market risk equivalent assets		1,594		1,670
Total risk-weighted assets		$101,407		$106,328
Average assets for leverage capital purposes		$235,905		$196,857
(a)	On a regulatory basis as determined under Basel 1 guidelines and including discontinued operations.

Stock repurchase programs

Share repurchases during fourth quarter 2010					Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under plans or programs
(common shares in thousands)	Total shares repurchased		Average price per share	Total shares repurchased as part of a publicly announced plan
October 2010	6		$26.98	-	33,800
November 2010	1		25.73	-	33,800
December 2010	35		29.02	-	33,800
Fourth quarter 2010	42	(a)	$28.65	-	33,800
(a)	These shares were purchased at a purchase price of approximately $1 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock.

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. There is no expiration date on this repurchase program.

Risk management

Governance

Risk management and oversight begins with the Board of Directors and two key Board committees: the Risk Committee and the Audit Committee.

The Risk Committee is comprised entirely of independent directors and meets on a regular basis to review and assess the control processes with respect to the Company’s inherent risks. They also review and assess the risk management activities of the Company and the Company’s fiduciary risk policies and activities. Policy formulation and day-to-day oversight of the Risk Management Framework is delegated to the Chief Risk Officer, who, together with the Chief Auditor and Chief Compliance Officer, helps ensure an effective risk management governance structure. The functions of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Audit Committee is also comprised entirely of independent directors, all of whom are financially literate within the meaning of the NYSE listing standards, and two of whom have been determined to be audit committee financial experts as set out in the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to have accounting or related financial management

58     BNY Mellon

Results of Operations (continued)

expertise within the meaning of the NYSE listing standards, and who have banking and financial management expertise within the meaning of the FDIC rules. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our registered public accountant and internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Senior Risk Management Committee (“SRMC”) is the most senior management body responsible for ensuring that emerging risks are weighed against the corporate risk appetite and that any material amendments to the risk appetite statement are properly vetted and recommended to the Executive Committee and the Board for approval. The SRMC also reviews any material breaches to our risk appetite and approves action plans required to remediate the issue. SRMC provides oversight for the risk management, compliance and ethics framework. The Chief Executive Officer, Chief Risk Officer and Chief Financial Officer are among SRMC’s members.

Risk appetite statement

BNY Mellon defines risk appetite as the level of risk it is normally willing to accept while pursuing the interests of our major stakeholders, including our clients, shareholders, employees and regulators. The Company has adopted the following as its risk appetite statement: “Risk taking is a fundamental characteristic of providing financial services and arises in every transaction we undertake. Our risk appetite is driven by the fact that we are a leading provider of financial services and play a major role in the global marketplace. As a result, we are committed to maintaining a balance sheet, which remains strong throughout market cycles, to meet the expectations of our major stakeholders, including our clients, shareholders, employees and regulators. The balance sheet will be characterized by strong liquidity, superior asset quality, ready access to external funding sources at competitive rates and a strong capital structure that supports our risk taking activities and is adequate to absorb potential losses. These characteristics support our goal of superior debt rating versus our peers (currently “AA” at the holding company level). To that end, the company’s Risk Management Framework has been designed to:

•	ensure that appropriate risk tolerances (“limits”) are in place to govern our risk taking activities across all businesses and risk types;
•	ensure that our risk appetite principles permeate the company culture and are incorporated into our strategic decision-making processes;
•	ensure rigorous monitoring and reporting of key risk metrics to senior management and the board of directors; and
•	ensure that there is an on-going, and forward-looking, capital planning process to support our risk taking activities.”

Primary risk types

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

BNY Mellon     59

Results of Operations (continued)

BNY Mellon or business interruption due to system failures or other events. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation. We continue to improve our ability to gather and monitor our risk information across the enterprise.

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

We have also established procedures that are designed to ensure that policies relating to conduct, ethics and business practices are followed on a uniform basis. Among the procedures designed to ensure effectiveness are our “Code of Conduct,” “Know Your Customer,” and compliance training programs.

Operational risk management

We have established operational risk management as an independent risk discipline. The Operational Risk Management (“ORM”) Group reports to the Chief Risk Officer. The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

•

Board Oversight and Governance – The Risk Committee of the Board approves and oversees our operational risk management strategy in addition to credit and market risk. The Risk Committee meets regularly to review and approve operational risk management initiatives, discuss key risk issues, and review the effectiveness of the risk management systems.

•

Accountability of Businesses – Business managers are responsible for maintaining an effective system of internal controls commensurate with their risk profiles and in accordance with BNY Mellon policies and procedures.

•

ORM Group – The ORM Group is responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the ORM group are to promote effective risk management, identify emerging risks, create incentives for generating continuous improvement in controls, and to optimize capital.

Market risk

In addition to the Risk Committee and SRMC, oversight of market risk is performed by certain committees and through executive review meetings. Detailed reviews of derivative trading positions and of all model validations/stress tests results are conducted during the Global Markets Weekly Risk Review. Senior managers from Risk Management and Sales and Trading attend the review.

Business Risk meetings for the Global Markets and Capital Markets businesses also provide a forum for market risk oversight. The goal of Business Risk meetings, which are held at least quarterly, is to review key risk and control issues and related initiatives facing all lines of business including Global Markets and Capital Markets. The following activities are also addressed during Business Risks meetings:

•	Reporting of all new Monitoring Limits and changes to existing limits;
•	Monitoring of trading exposures, VaR, market sensitivities and stress testing results; and
•	Reporting results of all model validations.

The Derivatives Documentation Committee reviews and approves variations in the Company’s documentation standards as it relates to derivative transactions. In addition, this committee reviews all outstanding confirmations to identify potential exposure to the Company. Finally, the Risk Quantification and Modelling Committee validates and reviews backtesting results.

Credit risk

To balance the value of our activities with the credit risk incurred in pursuing them, we set and monitor internal credit limits for activities that entail credit risk, most often on the size of the exposure and the maximum maturity of credit extended. For credit exposures driven by changing market rates and prices, exposure measures include an add-on for such potential changes.

60     BNY Mellon

Results of Operations (continued)

We manage credit risk at both the individual exposure level as well as at the portfolio level. Credit risk at the individual exposure level is managed through our credit approval system of Credit Portfolio Managers (“CPMs”) and the Chief Credit Officer (“CCO”). The CPMs and CCO are responsible for approving the size, terms and maturity of all credit exposures as well as the ongoing monitoring of the exposures. In addition, they are responsible for assigning and maintaining the risk ratings on each exposure.

Credit risk management at the portfolio level is supported by Enterprise Risk Architecture (“ERA”), formerly the Portfolio Management Division within the Risk Management and Compliance Sector. The ERA is responsible for calculating two fundamental credit measures. First, we project a statistically expected credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Expected loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” For Institutional, Wealth and Commercial Real Estate, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/Counterparties are assigned ratings by CPMs and the CCO on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss-given-default ratings (on a 12-grade scale) that reflect the transactions’ structures including the effects of guarantees, collateral, and relative seniority of position.

The second fundamental measurement of credit risk calculated by the ERA is called economic capital. Our economic capital model estimates the capital required to support the overall credit risk portfolio. Using a Monte Carlo simulation engine and measures of correlation among borrower defaults, the economic model examines extreme and highly unlikely scenarios of portfolio credit loss in order to estimate credit-related capital, and then allocates that capital to individual borrowers and exposures. The credit-related capital calculation supports a second tier of policy standards and limits by serving as an input to both profitability analysis and concentration limits of capital at risk with any one borrower, industry or country.

The ERA is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss and economic capital. These methodologies and input estimates are regularly evaluated to ensure their appropriateness and accuracy. As new techniques and data become available, the ERA attempts to incorporate, where appropriate, those techniques or data.

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

Global compliance

Our global compliance function provides leadership, guidance, and oversight to help our businesses identify applicable laws and regulations and implement effective measures to meet the specific requirements. Compliance takes a proactive approach by anticipating evolving regulatory standards and remaining aware of industry best practices, legislative initiatives, competitive issues, and public expectations and perceptions. The function uses its global reach to disseminate information about compliance-related matters throughout BNY Mellon. The Chief Compliance and Ethics Officer reports to the Chief Risk Officer, is a member of key committees of BNY Mellon and provides regular updates to the Audit and Risk Committees of the Board of Directors.

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

Economic capital

BNY Mellon has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against

BNY Mellon     61

Results of Operations (continued)

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

The framework and methodologies to quantify each of our risk types have been developed by the ERA and are designed to be consistent with our risk management principles. The framework has been approved by senior management and has been reviewed by the Risk Committee of the Board of Directors. Due to the evolving nature of quantification techniques, we expect to continue to refine the methodologies used to estimate our economic capital requirements.

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers. The risk from these market-making activities and from our own positions is managed by our traders and limited in total exposure through a system of position limits, a value-at-risk (“VAR”) methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. See Note 26 of the Notes to Consolidated Financial Statements for additional information on the VAR methodology.

The following tables indicate the calculated VAR amounts for the trading portfolio for the years ended Dec. 31, 2010, and 2009.

VAR (a) (in millions)	2010
	Average	Minimum	Maximum	Dec. 31
Interest rate	$5.9	$1.2	$10.9	$4.3
Foreign exchange	2.7	0.7	5.0	0.7
Equity	3.6	1.3	7.6	2.1
Credit	0.6	0.2	1.3	0.2
Diversification	(5.3)	N/M	N/M	(3.4)
Overall portfolio	7.5	3.5	11.4	3.9

VAR (a) (in millions)	2009
	Average	Minimum	Maximum	Dec. 31
Interest rate	$5.8	$2.8	$11.7	$6.9
Foreign exchange	2.4	0.8	5.6	1.0
Equity	2.7	1.3	8.1	1.6
Credit	2.9	0.7	7.5	0.7
Diversification	(6.1)	N/M	N/M	(2.1)
Overall portfolio	7.7	3.9	13.5	8.1
(a)	VAR figures do not reflect the impact of the credit valuation adjustment guidance in ASC 820. This is consistent with the treatment under our regulatory requirements.
N/M	- Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

During 2010, interest rate risk generated 46% of average VAR, credit risk generated 5% of average VAR, equity risk generated 28% of average VAR, and foreign exchange risk accounted for 21% of average VAR. During 2010, our daily trading loss did not exceed our calculated VAR amount of the overall portfolio on any given day.

BNY Mellon monitors a volatility index of global currency using a basket of 30 major currencies. In 2010, the volatility of this index decreased approximately 18 basis points from 2009.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past year.

Distribution of trading revenues (losses) (a)
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
Revenue range:	Number of days
Less than $(2.5)	1	-	1	2	1
$(2.5) - $0	5	3	2	3	7
$0 - $2.5	13	15	18	27	15
$2.5 - $5.0	22	22	21	23	23
More than $5.0	21	21	22	9	17
(a)	Distribution of trading revenues (losses) does not reflect the impact of the credit valuation adjustment guidance in ASC 820. This is consistent with the treatment under our regulatory requirements.

Foreign exchange and other trading

Under our mark-to-market methodology for derivative contracts, an initial “risk-neutral” valuation is performed on each position assuming time-discounting based on a AA credit curve. In addition, we consider credit risk in arriving at the fair value of our derivatives.

62     BNY Mellon

Results of Operations (continued)

As required by ASC 820 – Fair Value Measurements and Disclosures, we reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions.

Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties. In addition, in cases where a counterparty is deemed impaired, further analyses are performed to value such positions.

At Dec. 31, 2010, our over-the-counter (“OTC”) derivative assets of $4.3 billion included a credit valuation adjustment (“CVA”) deduction of $78 million, including $27 million related to the declining credit quality of CDO counterparties and Lehman. Our OTC derivative liabilities of $5.3 billion included debit valuation adjustments (“DVA”) of $30 million related to our own credit spread. In 2010, we charged-off a $38 million realized loss against the CVA reserves. The CVA, net of the charge-off, decreased foreign exchange and other trading revenue

$2 million in 2010. Adjustments to our own credit spread, the DVA, did not impact foreign exchange and other trading revenue in 2010.

At Dec. 31, 2009, our OTC derivative assets of $4.8 billion included a CVA deduction of $114 million, including $61 million related to the declining credit quality of CDO counterparties. Our OTC derivative liabilities of $4.6 billion included $30 million of DVA related to our own credit spread.

Adjustments to the CVA and DVA decreased foreign exchange and other trading activities revenue by $38 million in 2009. Adjustments to our own credit spread decreased foreign exchange and other trading activities revenue by $15 million in 2009.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure. This information indicates the degree of risk to which we are exposed and significant changes in ratings classifications for which our foreign exchange and other trading activity could result in increased risk for us.

Foreign exchange and other trading counterparty risk rating profile (a)	Quarter ended
	Dec. 31, 2009	March 31, 2010	June 30, 2010	Sept. 30, 2010	Dec. 31, 2010
Rating:
AAA to AA-	56%	54%	52%	47%	52%
A+ to A-	22	23	19	18	18
BBB+ to BBB-	15	16	22	24	21
Noninvestment grade (BB+ and lower)	7	7	7	11	9
Total	100%	100%	100%	100%	100%
(a)	Represents credit rating agency equivalent of internal credit ratings.

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

These scenarios do not reflect strategies that management could employ to limit the impact as interest rate expectations change. The table below

BNY Mellon     63

Results of Operations (continued)

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

The following table shows net interest revenue sensitivity for BNY Mellon:

Estimated changes in net interest revenue	Dec. 31, 2010
(dollar amounts in millions)	$	%
up 200 bps vs. baseline	$143	4.9%
up 100 bps vs. baseline	127	4.4
Long-term up 50 bps, short-term unchanged (a)	110	3.8
Long-term down 50 bps, short-term unchanged (a)	(98)	(3.3)
(a)	Long-term is equal to or greater than one year.

The baseline scenario’s Fed Funds rate in the Dec. 31, 2010, analysis was 0.25%. The 100 basis point ramp scenario assumes short-term rates change 25 basis points in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter change. The up 200 basis point and the up 100 basis point Dec. 31, 2010, scenarios assume 10-year rates rising 92 and 63 basis points, respectively.

We also project future cash flows from our assets and liabilities over a long-term horizon and then discount these cash flows using instantaneous parallel shocks to prevailing interest rates. This measure reflects the structural balance sheet interest rate sensitivity by discounting all future cash flows. The aggregation of these discounted cash flows is the Economic Value of Equity (“EVE”). The following table shows how the EVE would change in response to changes in interest rates:

Estimated changes in EVE at Dec. 31, 2010
Rate change:
up 200 bps vs. baseline	2.8%
up 100 bps vs. baseline	1.7

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

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2010, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in the TCE ratio at Dec. 31, 2010
(in basis points)
up 200 bps vs. baseline	(86)
up 100 bps vs. baseline	(41)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2010, net investments in foreign operations totaled approximately $9.4 billion and were spread across 14 foreign currencies.

Business continuity

We are prepared for events that could damage our physical facilities, cause delay or disruptions to operational functions, including telecommunications

64     BNY Mellon

Results of Operations (continued)

networks, or impair our employees, clients, vendors and counterparties. Key elements of our business continuity strategies are extensive planning and testing, and diversity of business operations, data centers and telecommunications infrastructure.

We have established multiple geographically diverse locations for our funds transfer and broker-dealer services operational units, which provide redundant functionality to facilitate uninterrupted operations.

Our securities clearing, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, stock transfer, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 12,800 employees on a global basis of which over 8,000 are proprietary.

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

In 2003, the Federal Reserve, OCC and SEC jointly published the Interagency Paper, “Sound Practices to Strengthen the Resilience of the U.S. Financial System” (“Sound Practices Paper”). The purpose of the document was to define the guidelines for the financial services industry and other interested parties regarding “best practices” related to business continuity planning. Under these guidelines, we are a key clearing and settlement organization required to meet a higher standard for business continuity.

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

Due to BNY Mellon’s robust business recovery systems and processes, we are not materially impacted by climate change, nor do we expect material impacts in the near term. We have and will continue to implement processes and capital projects to deal with the risks of the changing climate. The company has invested in the development of products and services that support the markets related to climate change.

BNY Mellon     65

Supplemental Information (unaudited)

Explanation of Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures based upon tangible common shareholders’ equity. BNY Mellon believes that the ratio of tangible common shareholders’ equity to tangible assets of operations is a measure of capital strength that provides additional useful information to investors, supplementing the Tier 1 capital ratio which is utilized by regulatory authorities. Unlike the Tier 1 capital ratio, the tangible common shareholders’ equity ratio fully incorporates those changes in investment securities valuations which are reflected in total shareholders’ equity. In addition, this ratio is expressed as a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements, although BNY Mellon in its calculation has excluded certain assets which are given a zero percent risk-weighting for regulatory purposes. This ratio is also informative to investors in BNY Mellon’s common stock because, unlike the Tier 1 capital ratio, it excludes trust preferred securities issued by BNY Mellon. Further, BNY Mellon believes that the return on tangible common equity measure, which excludes goodwill and intangible assets net of deferred tax liabilities, is a useful additional measure for investors because it presents a measure of BNY Mellon’s performance in reference to those assets which are productive in generating income.

BNY Mellon has provided a measure of tangible book value per share, which it believes provides additional useful information as to the level of such assets in relation to shares of common stock outstanding. BNY Mellon has presented revenue measures which exclude the effect of net securities gains (losses), SILO/LILO charges and noncontrolling interests related to consolidated asset management funds; expense measures which exclude restructuring charges, an FDIC special assessment, support agreement charges, asset-based taxes, M&I expenses, special litigation reserves and amortization of intangible assets; and measures which utilize net income excluding tax items such as the benefit of tax settlements and discrete tax benefits related to a tax loss on mortgages. Return on equity measures and operating margin measures which exclude some or all of these items are also presented. BNY Mellon believes that these measures are useful to investors because they permit a focus on period to period comparisons which relate to the ability of BNY Mellon to enhance revenues and limit expenses in circumstances where such matters are within BNY Mellon’s control. The excluded items in general relate to situations where accounting rules require certain ongoing charges as a result of prior transactions, or where valuation or other accounting/regulatory requirements require charges unrelated to operational initiatives. M&I expenses primarily relate to the merger with Mellon Financial Corporation in 2007 and the Acquisitions in 2010. M&I expenses generally continue for approximately three years after the transaction and can vary on a year-to-year basis depending on the stage of the integration. BNY Mellon believes that the exclusion of M&I expenses provides investors with a focus on BNY Mellon’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased, typically after approximately three years. Future periods will not reflect such M&I expenses, and thus may be more easily compared to our current results if M&I expenses are excluded. With regards to the exclusion of net securities gains (losses), BNY Mellon’s primary businesses are Asset and Wealth Management and Institutional Services. The management of these businesses is evaluated on the basis of the ability of these businesses to generate fee and net interest revenue and to control expenses, and not on the results of BNY Mellon’s investment securities portfolio. The investment securities portfolio is managed within the Other group of businesses. The primary objective of the investment securities portfolio is to generate net interest revenue from the liquidity generated by BNY Mellon’s processing businesses. BNY Mellon does not generally originate or trade the securities in the investment securities portfolio. With regards to higher yields related to the restructured investment securities portfolio, client deposits serve as the primary funding source for our investment securities portfolio and we typically allocate all interest revenue to the businesses generating the deposits. Accordingly, the higher yield related to the restructured investment securities portfolio has been included in the results of our businesses. The SILO/LILO charges relate to a one-time settlement with the IRS of tax structured lease transactions in 2008. BNY Mellon believes that excluding the SILO/LILO charges from net interest revenue provides investors with a clearer impact of the net interest margin generated on our interest-earning assets. Restructuring charges relate to migrating positions to global growth centers and the elimination of certain positions. Excluding the discrete tax benefits related to a tax loss on mortgages and the benefit of tax settlements permits investors to calculate the tax impact of BNY Mellon’s primary businesses.

The presentation of financial measures excluding special litigation reserves provides investors with the ability to view performance metrics on the basis that management views results. The presentation of income

66     BNY Mellon

Supplemental Information (unaudited) (continued)

of consolidated asset management funds, net of noncontrolling interests related to the consolidation of certain asset management funds, permits investors to view revenue on a basis consistent with prior periods. BNY Mellon believes that these presentations, as a supplement to GAAP information, gives investors a clearer picture of the results of its primary businesses.

In this Annual Report, certain amounts are presented on an FTE basis. We believe that this presentation provides comparability of amounts arising from both taxable and tax-exempt sources, and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.

Each of these measures as described above is used by management to monitor financial performance, both on a company-wide and on a business-level basis.

Reconciliation of income (loss) from continuing operations before income taxes – pre-tax operating margin
(dollars in millions)	2010	2009	2008	2007 (a)	2006 (b)
Income (loss) from continuing operations before income taxes – GAAP	$3,694	$(2,208)	$1,946	$3,215	$2,183
Less: Net securities gains (losses)	27	(5,369)	(1,628)	(201)	2
Noncontrolling interests of consolidated asset management funds	59	-	-	-	-
Add: SILO/LILO charges	-	-	489	-	-
Support agreement charges	N/A	N/A	894	3	-
FDIC special assessment	-	61	-	-	-
M&I expenses	139	233	483	404	106
Restructuring charges	28	150	181	-	-
Asset-based taxes	-	20	-	-	-
Special litigation reserves	164	N/A	N/A	N/A	N/A
Amortization of intangible assets	421	426	473	314	76
Income (loss) from continuing operations before income taxes excluding net securities gains (losses), noncontrolling interests of consolidated asset management funds, SILO/LILO charges, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, asset-based taxes, special litigation reserves and amortization of intangible assets – Non-GAAP	$4,360	$4,051	$6,094	$4,137	$2,363

Fee and other revenue – GAAP	$10,724	$4,739	$10,714	$9,053	$5,339
Income of consolidated asset management funds – GAAP	226	-	-	-	-
Net interest revenue – GAAP	2,925	2,915	2,859	2,245	1,499
Total revenue – GAAP	13,875	7,654	13,573	11,298	6,838
Less: Net securities gains (losses)	27	(5,369)	(1,628)	(201)	2
Noncontrolling interests of consolidated asset management funds	59	-	-	-	-
Add: SILO/LILO charges	-	-	489	-	-
Total revenue excluding net securities gains (losses), noncontrolling interests of consolidated asset management funds and SILO/LILO charges – Non-GAAP	$13,789	$13,023	$15,690	$11,499	$6,836
Pre-tax operating margin (c)	27%	N/M	14%	28%	32%
Pre-tax operating margin, excluding net securities gains (losses), noncontrolling interests of consolidated asset management funds, SILO/LILO charges, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, asset-based taxes, special litigation reserves and amortization of intangible assets – Non-GAAP (c)	32%	31%	39%	36%	35%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 include legacy The Bank of New York Company, Inc. only.
(c)	Income (loss) before taxes divided by total revenue.

BNY Mellon     67

Supplemental Information (unaudited) (continued)

Reconciliation of fee revenue as a percentage of total revenue
(dollars in millions)	2010	2009	2008	2007 (a)	2006 (b)
Fee and other revenue – GAAP	$10,724	$4,739	$10,714	$9,053	$5,339
Less: Net securities gains (losses)	27	(5,369)	(1,628)	(201)	2
Total fee revenue – GAAP	$10,697	$10,108	$12,342	$9,254	$5,337

Fee and other revenue – GAAP	$10,724	$4,739	$10,714	$9,053	$5,339
Income of consolidated asset management funds – GAAP	226	-	-	-	-
Net interest revenue – GAAP	2,925	2,915	2,859	2,245	1,499
Total revenue – GAAP	13,875	7,654	13,573	11,298	6,838
Less: Net securities gains (losses)	27	(5,369)	(1,628)	(201)	2
Noncontrolling interests of consolidated asset management funds	59	-	-	-	-
Add: SILO/LILO charges	-	-	489	-	-
Total revenue excluding net securities gains (losses), noncontrolling interest of consolidated asset management funds and SILO/LILO charges – Non-GAAP	$13,789	$13,023	$15,690	$11,499	$6,836
Fee revenue as a percentage of total revenue excluding securities gains (loss), noncontrolling interests of consolidated asset management funds and SILO/LILO charges	78%	78%	79%	80%	78%
(a) Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc. (b) Results for 2006 include legacy The Bank of New York Company, Inc. only.
Asset servicing revenue
(in millions)			2010	2009	2008
Asset servicing revenue			$3,089	$2,573	$3,370
Less: Securities lending fee revenue			150	259	789
Asset servicing revenue excluding securities lending fee revenue			$2,939	$2,314	$2,581

Asset and wealth management fee revenue (dollars in millions)		2010	2009	2008	2010 vs. 2009
Asset and wealth management fee revenue		$2,868	$2,677	$3,218	7%
Less: Performance fees		121	93	83
Add: Revenue from consolidated asset management funds, net of noncontrolling interests		125	-	-
Asset and wealth management fee revenue excluding performance fees		$2,872	$2,584	$3,135	11%

68     BNY Mellon

Supplemental Information (unaudited) (continued)

Return on common equity and tangible common equity – continuing operations
(dollars in millions)	2010	2009	2008	2007 (a)	2006 (b)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss	$2,518	$(1,367)	$1,412	$2,219	$2,847
Less: Net income (loss) from discontinued operations	(66)	(270)	14	10	1,371
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon	2,584	(1,097)	1,398	2,209	1,476
Add: Amortization of intangible assets	264	265	292	194	50
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding amortization of intangible assets – Non-GAAP	2,848	(832)	1,690	2,403	1,526
Less: Net securities gains (losses)	17	(3,360)	(983)	(119)	1
Add: SILO/LILO/tax settlements	-	-	410	-	-
Support agreement charges	N/A	N/A	533	2	-
FDIC special assessment	-	36	-	-	-
M&I expenses	91	144	288	238	72
Restructuring charges	19	94	107	-	-
Discrete tax benefits and the benefit of tax settlements	-	(267)	-	-	-
Special litigation reserves	98	N/A	N/A	N/A	N/A
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements, special litigation reserves and amortization of intangible assets – Non-GAAP	$3,039	$2,535	$4,011	$2,762	$1,597
Average common shareholders’ equity	$31,100	$27,198	$28,212	$20,234	$10,333
Less: Average goodwill	17,029	16,042	16,525	10,739	4,394
Average intangible assets	5,664	5,654	5,896	3,769	772
Add: Deferred tax liability – tax deductible goodwill	816	720	599	495	384
Deferred tax liability – non-tax deductible intangible assets	1,625	1,680	1,841	2,006	162
Average tangible common shareholders’ equity – Non-GAAP	$10,848	$7,902	$8,231	$8,227	$5,713

Return on common equity before extraordinary loss – GAAP	8.3%	N/M	5.0%	10.9%	14.3%
Return on common equity before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements, special litigation reserves and amortization of intangible assets – Non-GAAP	9.8%	9.3%	14.2%	13.6%	15.5%

Return on tangible common equity before extraordinary loss – Non-GAAP	26.3%	N/M	20.5%	29.2%	26.7%
Return on tangible common equity before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, FDIC special assessment, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements and special litigation reserves – Non-GAAP	28.0%	32.1%	48.7%	33.6%	28.0%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 include legacy The Bank of New York Company, Inc. only.

BNY Mellon     69

Supplemental Information (unaudited) (continued)

Equity to assets and book value per common share (dollars in millions	Dec. 31,
unless otherwise noted)	2010	2009	2008	2007	2006 (a)
BNY Mellon shareholders’ equity at period end – GAAP	$32,354	$28,977	$25,264	$29,403	$11,429
Less: Goodwill	18,042	16,249	15,898	16,331	5,008
Intangible assets	5,696	5,588	5,856	6,402	1,453
Add: Deferred tax liability – tax deductible goodwill	816	720	599	495	384
Deferred tax liability – non-tax deductible intangible assets	1,625	1,680	1,841	2,006	162
Tangible BNY Mellon shareholders’ equity at period end – Non-GAAP	$11,057	$9,540	$5,950	$9,171	$5,514

Total assets at period end – GAAP	$247,259	$212,224	$237,512	$197,656	$103,206
Less: Assets of consolidated asset management funds	14,766	-	-	-	-
Total assets of operations – Non-GAAP	232,493	212,224	237,512	197,656	103,206
Less: Goodwill	18,042	16,249	15,898	16,331	5,008
Intangible assets	5,696	5,588	5,856	6,402	1,453
Cash on deposit with the Federal Reserve and other central banks (b)	18,566	7,375	53,278	80	-
U.S. Government-backed commercial paper (b)	-	-	5,629	-	-
Tangible total assets at period end – Non-GAAP	$190,189	$183,012	$156,851	$174,843	$96,745

BNY Mellon shareholders’ equity to total assets – GAAP	13.1%	13.7%	10.6%	14.9%	11.1%
Tangible BNY Mellon shareholders’ equity to tangible assets of operations – Non-GAAP	5.8%	5.2%	3.8%	5.2%	5.7%

Period end common shares outstanding (in thousands)	1,241,530	1,207,835	1,148,467	1,145,983	713,079

Book value per common share	$26.06	$23.99	$22.00	$25.66	$16.03
Tangible book value per common share – Non-GAAP	$8.91	$7.90	$5.18	$8.00	$7.73
(a) The 2006 share-related data includes legacy The Bank of New York Company, Inc. only and is presented in post merger share count terms. (b) Assigned a zero percent risk weighting by the regulators.
Calculation of the Tier 1 common equity to risk-weighted assets ratio (a)
	Dec. 31,
(dollars in millions)	2010	2009	2008	2007	2006 (b)
Total Tier 1 capital	$13,597	$12,883	$15,402	$11,259	$6,350
Less: Trust preferred securities	1,676	1,686	1,654	2,030	1,150
Series B preferred stock	-	-	2,786	-	-
Total Tier 1 common equity	$11,921	$11,197	$10,962	$9,229	$5,200

Total risk-weighted assets	$101,407	$106,328	$116,713	$120,866	$77,567

Tier 1 common equity to risk-weighted assets ratio	11.8%	10.5%	9.4%	7.6%	6.7%
(a)	On a regulatory basis using Tier 1 capital as determined under Basel 1 guidelines. Includes discontinued operations.
(b)	Legacy The Bank of New York Company, Inc. only.

70     BNY Mellon

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/Volume analysis (a)	2010 over (under) 2009			2009 over (under) 2008
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$9	$(138)	$(129)	$295	$(1,365)	$(1,070)
Interest-bearing deposits with the Federal Reserve and other central banks	8	(2)	6	29	(13)	16
Other short-term investments – U.S. government-backed commercial paper	(4)	(5)	(9)	(60)	(2)	(62)
Federal funds sold and securities under resale agreements	17	16	33	(55)	(63)	(118)
Margin loans	23	(4)	19	(31)	(83)	(114)
Non-margin loans:
Domestic offices:
Consumer	3	(34)	(31)	(32)	(13)	(45)
Commercial	6	(12)	(6)	(55)	260	205
Foreign offices	(38)	(61)	(99)	(89)	(224)	(313)
Total non-margin loans	(29)	(107)	(136)	(176)	23	(153)
Securities:
U.S. government obligations	70	(1)	69	44	(12)	32
U.S. government agency obligations	143	(61)	82	201	(88)	113
State and political subdivisions	(3)	(3)	(6)	(5)	(3)	(8)
Other securities:
Domestic offices	(281)	430	149	(132)	(285)	(417)
Foreign offices	71	(142)	(71)	111	(330)	(219)
Total other securities	(210)	288	78	(21)	(615)	(636)
Trading securities:
Domestic offices	16	5	21	8	(24)	(16)
Foreign offices	-	(1)	(1)	(2)	(2)	(4)
Total trading securities	16	4	20	6	(26)	(20)
Total securities	16	227	243	225	(744)	(519)
Total interest revenue	$40	$(13)	$27	$227	$(2,247)	$(2,020)
Interest expense
Interest-bearing deposits
Domestic offices:
Money market rate accounts	$7	$1	$8	$34	$(150)	$(116)
Savings	2	(3)	(1)	2	(9)	(7)
Certificates of deposits of $100,000 & over	(4)	(4)	(8)	(21)	(29)	(50)
Other time deposits	4	(11)	(7)	(22)	(79)	(101)
Total domestic	9	(17)	(8)	(7)	(267)	(274)
Foreign offices:
Banks	1	4	5	(69)	(102)	(171)
Government and official institutions	-	-	-	(7)	(17)	(24)
Other	(4)	30	26	204	(1,329)	(1,125)
Total foreign	(3)	34	31	128	(1,448)	(1,320)
Total interest-bearing deposits	6	17	23	121	(1,715)	(1,594)
Federal funds purchased and securities sold under repurchase agreements	1	42	43	(14)	(32)	(46)
Trading liabilities	3	7	10	6	1	7
Other borrowed funds:
Domestic offices	12	3	15	(22)	(9)	(31)
Foreign offices	1	(3)	(2)	(8)	(16)	(24)
Total other borrowed funds	13	-	13	(30)	(25)	(55)
Borrowings from Federal Reserve related to asset-backed commercial paper	(3)	(4)	(7)	(46)	-	(46)
Payables to customers and broker-dealers	1	(1)	-	(3)	(60)	(63)
Long-term debt	(5)	(61)	(66)	21	(297)	(276)
Total interest expense	$16	$-	$16	$55	$(2,128)	$(2,073)
Changes in net interest revenue	$24	$(13)	$11	$172	$(119)	$53
(a)	Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

BNY Mellon     71

Recent Accounting and Regulatory Developments

ASU 2010-29—Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU specifies that if a public entity presents comparative financial statements, the entity would disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. The ASU was effective prospectively for business combinations consummated on or after Jan. 1, 2011.

ASU 2011-01—Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20

In January 2011, the FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.” This ASU temporarily delays the effective date of the disclosures about troubled debt restructurings in Update 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

Proposed ASU—Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities

In May 2010, the FASB issued Proposed ASU, “Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities.” Under this proposed ASU, most financial instruments would be measured at fair value in the balance sheet. In January 2011, the FASB determined preliminarily not to require certain financial assets to be measured at fair value on the balance sheet. The decision is subject to change until a final financial instruments standard is issued, which is expected later in 2011.

Measurement of a financial instrument would be determined based on its characteristics and an entity’s business strategy and would fall into one of the following three classifications:

•	Fair value—Net income—encompasses financial assets used in an entity’s trading or held-for-sale activities. Changes in fair value would be recognized in net income.
•

Fair value—Other comprehensive income—includes financial assets held primarily for investing activities, including those used to manage interest rate or liquidity risk. Changes in fair value would be recognized in other comprehensive income.

•

Amortized cost—includes financial assets related to the advancement of funds (through a lending or customer-financing activity) that are managed with the intent to collect those cash flows (including interest and fees).

The Board tentatively decided that the business strategy should be determined by the business activities that an entity uses in acquiring and managing financial assets.

Supplementary Document—Impairment

On Jan. 31, 2011, the FASB issued a Supplementary Document, “Impairment”. The Supplementary Document proposes to replace the incurred loss impairment models under U.S. GAAP with an expected loss impairment model. The document focuses on when and how credit impairment should be recognized. The proposal is limited to open portfolios of assets such as portfolios that are constantly changing, through originations, purchases, transfers, write-offs, sales and repayments. The proposal in the Supplementary Document would apply to loans and debt instruments under U.S. GAAP that are managed on an “open” portfolio basis provided they are not measured at fair value with changes in fair value recognized in net income. Comments on this proposal are due on April 1, 2011.

Proposed ASU—Amendments for Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In June 2010, the FASB issued Proposed ASU, “Amendments for Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This proposed ASU would change the wording used to describe many of the principles and requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value

72     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

measurements, and would change how the fair value measurement guidance in ASC 820 is applied. This proposed ASU would also require several new disclosures: (a) measurement uncertainty disclosures, (b) reasons if an entity’s use of an asset is different from its highest and best use, and (c) fair value hierarchy disclosures for financial instruments not measured at fair value. Comments on this proposed ASU were due on Sept. 7, 2010. The effective date will be determined after the FASB considers the feedback on this proposed ASU.

Proposed ASU—Revenue from Contracts with Customers

In June 2010, the FASB issued Proposed ASU, “Revenue from Contracts with Customers.” This proposed ASU is the result of a joint project of the FASB and IASB to clarify the principles for recognizing revenue and develop a common standard for U.S. GAAP and IFRS. This proposed ASU would establish a broad principle that would require an entity to identify the contract with a customer, identify the separate performance obligations in the contract, determine the transaction price, allocate the transaction price to the separate performance obligations and recognize revenue when each separate performance obligation is satisfied. In February 2011, the FASB and IASB revised several aspects of the original proposal to include distinguishing between goods and services, segmenting contracts, accounting for warranty obligations, and deferring contract origination costs. The FASB and IASB plan to issue a final standard in June 2011.

Proposed ASU—Disclosure of Certain Loss Contingencies

In July 2010, the FASB issued Proposed ASU, “Disclosure of Certain Loss Contingencies.” This proposed ASU would require an entity to disclose qualitative and quantitative information about loss contingencies to enable financial statement users to understand the nature of loss contingencies, their potential magnitude and their potential timing (if known). Available information may be limited during the early stages of a loss contingency’s life cycle and therefore, disclosure may be less extensive in early stages of a loss contingency. In subsequent reporting periods, disclosure may be more extensive as additional information about a potentially unfavorable outcome becomes available. Additionally, an entity may aggregate disclosures about similar contingencies so that the disclosures are understandable and not too detailed. An entity would also then disclose the basis for aggregation. On Oct. 27, 2010, the FASB announced that is has decided to rule out a 2010 effective date. The FASB did not project a new proposed effective date pending its redeliberations on the proposal.

FASB and IASB project on Leases

In August 2010, the FASB and IASB issued a joint Proposed ASU, “Leases.” This proposed ASU would require that lessees and lessors apply a right of use model in accounting for all leases, including leases of right of use assets in subleases (other than leases of biological and intangible assets, leases to explore for or use natural resources and leases of some investment property). The model would require lessees to recognize an asset representing the right to use the underlying property over the estimated lease term (the right of use asset) and a liability to make future lease payments in their balance sheet. Lessees would no longer classify each lease as either operating or capital, and the model would fundamentally change the accounting and reporting of leases currently classified as operating leases and substantially increase both assets and liabilities of lessees. A lessor would recognize an asset representing its right to receive lease payments and, depending on its exposure to risks or benefits associated with the underlying asset, would either recognize a lease liability while continuing to recognize the underlying asset (performance obligation approach), or derecognize the rights in the underlying asset that it transfers to the lessee and continue to recognize a residual asset representing its rights to the underlying asset at the end of the lease term (derecognition approach). Comments on this proposed ASU were due on Dec. 15, 2010. The effective date will be determined after the FASB considers the feedback on this proposed ASU.

Proposed ASU—How the Carrying Amount of a Reporting Unit Should Be Calculated When Performing Step 1 of the Goodwill Impairment Test

In October 2010, the FASB issued Proposed ASU, “How the Carrying Amount of a Reporting Unit Should Be Calculated When Performing Step 1 of the Goodwill Impairment Test.” This proposed ASU would clarify that the equity premise is the only method an entity can use for purposes of calculating the carrying amount of a reporting unit. The equity premise reflects the net amount of all of the assets and liabilities assigned to the reporting unit(s) of a reporting entity. Additionally, this proposed ASU would modify Step 1 of the goodwill impairment test

BNY Mellon     73

Recent Accounting and Regulatory Developments (continued)

for reporting units with zero or negative carrying amounts. For those reporting units, an entity would be required to perform Step 2 of the goodwill impairment test if there are adverse qualitative factors that indicate that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with existing guidance. Lastly, this proposed ASU does not allow any previously recognized goodwill impairment taken as a result of applying an alternative premise before adopting this proposed ASU to be reversed. Comments on this proposed ASU were due on Nov. 5, 2010. This proposed ASU would be effective for annual and interim periods beginning Jan. 1, 2011.

Proposed ASU—Clarifications to Accounting for Troubled Debt Restructurings by Creditors

In October 2010, the FASB issued Proposed ASU, “Clarifications to Accounting for Troubled Debt Restructurings by Creditors.” This proposed ASU would provide clarifying guidance for creditors when determining whether they granted concessions and whether the debtor is experiencing financial difficulty. Comments on this proposed ASU were due on Dec. 13, 2010. The FASB has tentatively decided for purposes of measuring impairment of a receivable restructured in a troubled debt restructuring, this proposed ASU would be effective on a prospective basis for restructurings occurring on or after Jan. 1, 2011. Creditors would be precluded from using the borrower’s effective rate test to assess whether a restructuring is troubled. Furthermore, the proposed ASU would specify that the absence of a market rate for a loan with risks similar to the restructured loan is an indicator of a troubled debt restructuring, but not a determinative factor, and that the assessment should consider all of the modified terms of the restructuring, including any additional collateral or guarantees. For purposes of identifying and disclosing troubled debt restructurings, this proposed ASU would be effective for interim and annual periods ending June 30, 2011.

Proposed ASU—Offsetting

In January 2011, the FASB issued Proposed ASU, “Offsetting”. Under this proposal an entity would be required to offset a recognized financial asset and a recognized financial liability when it has an unconditional and legally enforceable right of setoff and intends either to settle the financial asset and financial liability on a net basis or to realize the financial asset and settle the financial liability simultaneously. An entity that fails to satisfy either criterion would be prohibited from offsetting the financial asset and the financial liability in the statement of financial position. This proposal would require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Comments on this proposed ASU are due on April 28, 2011.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 to the Notes to Consolidated Financial Statements.

Regulatory developments

Evolving regulatory environment

On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). This new law broadly affects the financial services industry by establishing a framework for systemic risk oversight, creating a resolution authority for institutions determined to be systemically important, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and containing numerous other provisions aimed at strengthening the sound operation of the financial services sector. It will fundamentally change the system of oversight described under “Business—Supervision and Regulation” in Part I, Item 1 of our Annual Report on Form 10-K. Many aspects of the law are subject to further rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact to BNY Mellon or across the industry.

We are currently assessing the following regulatory developments, which may have an impact on BNY Mellon’s business.

FDIC assessment base and rates changes

On Feb. 7, 2011 the FDIC approved a final rule on Assessments, Dividends, Assessment Base and Large Bank Pricing. The rule implements changes to the deposit insurance assessment system that mandates the Dodd-Frank Act to require the FDIC to amend the assessment base used for calculating deposit insurance assessments. Consistent with the Dodd-Frank Act, the rule defines the assessment base to be average consolidated total assets of the insured depository

74     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

institution during the assessment period, minus average tangible equity and in certain cases, adjustments for custody and banker’s banks.

The FDIC rule adjusts the assessment base for custodial banks in recognition of the fact that such banks need to hold liquid assets to facilitate the payments and processes associated with their custody and safekeeping accounts. The rule limits the custody bank assessment adjustment to 0% risk-weighted assets plus 50% of those assets with a Basel risk-weighting of 20%, up to the average amount of deposit transaction accounts on the custodial bank’s balance sheet which can be directly linked to fiduciary or custody and safekeeping accounts.

The rule also adjusts the assessment rates to mitigate the impact of the expanded assessment base on the overall amount of assessment revenue. The base rate schedule, which includes adjustments for unsecured debt, depository institution debt and brokered deposits, also creates a separate category for large and highly complex institutions ( this category would include both The Bank of New York Mellon and BNY Mellon, N.A.). The proposal provides a broad range of assessment rates (2.5-45 basis points) for large and highly complex institutions.

BNY Mellon expects the FDIC assessment rule to have a minimal impact in 2011.

FDIC Restoration Plan

On Oct. 19, 2010, the FDIC proposed a comprehensive, long-range plan for Deposit Insurance Fund management and adopted a Restoration Plan. The Restoration Plan will forego the uniform 3 basis point assessment rate increase previously scheduled to go in effect Jan. 1, 2011, and keep the current rate schedule in effect. Current assessment rates will remain in effect until the reserve ratio reaches 1.15%, which is expected to occur at the end of 2018. The Restoration Plan also increases the designated reserve ratio, pursuant to the requirements of the Dodd-Frank Act, to 1.35% by Sept. 30, 2020, rather than 1.15% by the end of 2016, and calls for the FDIC to pursue further rulemaking in 2011 regarding the statutory requirement that the FDIC offset the effect on small institutions of this requirement. The Restoration Plan is effective immediately.

Federal Reserve’s assessment of comprehensive capital plans

On Nov. 17, 2010, the Federal Reserve issued Revised Temporary Addendum to SR letter 09-4. The letter described the process the Federal Reserve will follow to assess comprehensive capital plans of the 19 Supervisory Capital Assessment Program bank holding companies including any request to take capital actions such as increased dividends or stock buybacks. The comprehensive capital plans, which were prepared using Basel I capital guidelines, included bank developed baseline and stress projections as well as a supervisory stress projection using adverse macroeconomic assumptions provided by the Federal Reserve.

The Company also provided the Federal Reserve with projections covering the time period it will take us to fully comply with Basel III capital guidelines, including the 7% Tier 1 common, 8.5% Tier 1 and 3% leverage ratios. Certain templates were submitted to the Federal Reserve on Dec. 22, 2010, and the capital plan was filed by Jan. 7, 2011. The Federal Reserve is expected to provide a response to first quarter capital actions, such as a dividend increase and share repurchases, no later than March 21, 2011, and feedback on the comprehensive capital plan by April 30, 2011.

Establishment of a Risk-Based Capital Floor

In December 2010, the regulatory agencies issued a notice of proposed rulemaking (“NPR”) which would amend the advanced risk-based capital adequacy standards to be consistent with provisions of the Dodd-Frank Act and also amend the general risk-based capital rules to provide additional flexibility and to create capital requirements for certain assets not held by depository institutions. The NPR would revise the advanced approaches rule by replacing the transitional floors set forth by the Basel Committee with a permanent risk-based capital floor.

The Dodd-Frank Act states that applicable agencies will establish minimum risk-based capital requirements that shall not be less than the “generally applicable” capital requirements, which shall serve as a floor for any capital requirements the agencies may require. The proposed permanent floor will equal the Tier 1 and total risk-based capital requirements under the current generally applicable risk-based capital rules. Each quarter the minimum Tier 1 capital ratio and the total risk-based capital ratio must be calculated under both the general risk-based capital rules and the advanced approaches risk-based capital rules and then the lower of both the Tier 1 and total risk-based capital ratios must be used.

BNY Mellon     75

Recent Accounting and Regulatory Developments (continued)

Comments on the NPR must be received by Feb. 28, 2011. This NPR is not expected to have a significant impact on banking organizations.

FDIC’s Executive Compensation Proposal

The Dodd-Frank Act requires federal regulators to prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions. On Feb. 7, 2011, the FDIC issued an interagency NPR which, among other things, would require certain executive officers of covered financial institutions with total consolidated assets of $50 billion or more, such as ours, to defer at least 50% of their annual incentive-based compensation for a minimum of three years. The NPR will be published for a 45-day comment period following approval by all of the other agencies involved in the rulemaking, including the Federal Reserve and the SEC.

Capital requirements

The U.S. federal bank regulatory agencies’ risk-based capital guidelines are based upon the 1988 Capital Accord of the Basel Committee on Banking Supervision (the “Basel Committee”). The Basel Committee issued in June 2004 and updated in November 2005 a revised framework for capital adequacy commonly known Basel II that sets capital requirements for operational risk and refines the existing capital requirements for credit risk. In the United States, regulators are mandating the adoption of Basel II for “core” banks. BNY Mellon and its depository institution subsidiaries are “core” banks. The only approach available to “core” banks is the Advanced Internal Ratings Based (“A-IRB”) approach for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk. In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as “Basel III”. Additional information on Basel II and Basel III is presented below.

Basel II

In the U.S., Basel II became effective on April 1, 2008. Under the final rule, 2009 was the first year for a bank to begin its first of three transitional floor periods during which banks subject to the final rule calculate their capital requirements under both the old guidelines and new guidelines. As previously mentioned, the regulatory agencies have proposed to eliminate the transitional floor periods under Basel II.

Beginning Jan. 1, 2008 we implemented the Basel II Standardized Approach in the United Kingdom, Belgium and Luxembourg. In the U.S., BNY Mellon began the Basel II parallel run in the second quarter of 2010. Our capital models are currently with the Federal Reserve for their approval. Under Basel II guidelines, our risk-weighted assets for credit risk exposures are expected to decline. However, we expect the Basel II requirement that operational risk be included in risk-weighted assets will more than offset the decline in credit exposure. Under Basel I, securitizations that fall below investment grade are included in risk-weighted assets. Under Basel II, securitizations that fall below investment grade are deducted 50% from Tier 1 and 50% from total capital.

Based on our current estimates for Basel II at Dec. 31, 2010, our Tier 1 and Total capital ratios would have exceeded well-capitalized guidelines.

Basel III

Under Basel III standards, when fully phased in on Jan. 1, 2019, banking institutions will be required to satisfy three risk-based capital ratios:

•	A Tier 1 common equity ratio of at least 7.0%, 4.5% attributable to a minimum Tier 1 common equity ratio and 2.5% attributable to a “capital conservation buffer”;
•	A Tier 1 capital ratio of at least 6.0%, exclusive of the capital conservation buffer (8.5% upon full implementation of the capital conservation buffer); and
•	A total capital ratio of at least 8.0%, exclusive of the capital conservation buffer (10.5% upon full implementation of the capital conservation buffer).

Basel III also provides for a “countercyclical capital buffer,” generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk, that would be a Tier 1 capital add-on to the capital conservation buffer in the range of 0% to 2.5% when fully implemented (potentially resulting in total buffers of between 2.5% and 5%).

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a Tier 1 common equity ratio above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

76     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

The phase-in of the new rules is to commence on Jan. 1, 2013. On that date, banking institutions will be required to meet the following minimum capital ratios:

•	3.5% Tier 1 common equity to risk-weighted assets;
•	4.5% Tier 1 capital to risk-weighted assets; and
•	8.0% Total capital to risk-weighted assets.

The phase-in of the capital conservation buffer will commence on Jan. 1, 2016, and the rules will be fully phased-in by Jan. 1, 2019.

For systemically important banks, the Federal Reserve may increase the capital buffer. The purpose of these new capital requirements is to ensure financial institutions are better capitalized to withstand periods of unfavorable financial and economic conditions. These capital rules are subject to interpretation and implementation by U.S. regulatory authorities.

Under Basel III, certain items, to the extent they exceed 10% of Tier 1 capital individually, or 15% of Tier 1 capital in the aggregate, would be deducted from our capital. These items include:

•	Deferred tax assets that arise from timing differences; and
•	Significant investments in unconsolidated financial institutions.

At Dec. 31, 2010, BNY Mellon did not exceed the 15% threshold, but we exceeded the 10% threshold for significant investment in unconsolidated financial institutions by approximately $500 million.

Also, pension assets recorded on the balance sheet are a deduction from capital, and Basel III does not add back to capital the adjustment to other comprehensive income that Basel I and Basel II make for pension liabilities and available-for-sale-securities.

Similar to Basel II, the Basel III proposal also incorporates the risk-weighted asset impact of operational risk, which will be partially offset by a decline in credit exposure.

Additionally, Basel III changes the treatment of securitizations that fall below investment grade. Under Basel II guidelines, securitizations that fall below investment grade are deducted equally from Tier I and total capital. However, under Basel III, banking institutions will be required to apply a 1,250% risk weight to these securitizations and include them as a component of risk-weighted assets.

Our fee-based model enables us to maintain a relatively low risk asset mix, primarily composed of high-quality securities, central bank deposits, liquid placements and predominantly investment grade loans. As a result of our asset mix, we have the flexibility to manage to a lower level of risk-weighted assets over time.

Given that the Basel III rules are subject to change, we cannot be certain of the impact the new regulations will have on our capital ratios. However, given our balance sheet strength and ongoing internal capital generation, we currently estimate that our Tier 1 common ratio, under Basel III guidelines, will be above 7% by Dec. 31, 2011. This estimated ratio includes an anticipated dividend increase and potential share repurchases in 2011, assuming Federal Reserve approval.

Leverage Requirement

Basel I and Basel II do not include a leverage requirement as an international standard. However, even though a leverage requirement has not been an international standard in the past, the U.S. banking agencies’ capital regulations do require bank holding companies and banks to comply with a minimum leverage ratio requirement (Basel III will impose a leverage requirement as an international standard). The Federal Reserve Board’s existing leverage ratio for bank holding companies is that the bank holding company maintain a ratio of Tier 1 capital to its total consolidated quarterly average assets (as defined for regulatory purposes), net of the loan loss reserve, goodwill and certain other intangible assets. The rules require a minimum leverage ratio of 3% for bank holding companies that either have the highest supervisory rating or have implemented the Federal Reserve Board’s risk-adjusted measure for market risk. All other bank holding companies are required to maintain a minimum leverage ratio of 4%. The Federal Reserve Board has not advised us of any specific minimum leverage ratio applicable to us. At Dec. 31, 2010, our leverage ratio was 5.8%. Also, the rules indicate that the Federal Reserve Board will consider a “tangible Tier 1 leverage ratio” in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization’s Tier 1 capital (excluding intangibles) to total assets (excluding intangibles).

IFRS

International Financial Reporting Standards (“IFRS”) are a set of standards and interpretations adopted by the International Accounting Standards Board. The

BNY Mellon     77

Recent Accounting and Regulatory Developments (continued)

SEC is currently considering a potential IFRS adoption process in the U.S., which would, in the near term, provide domestic issuers with an alternative accounting method and ultimately could replace U.S. GAAP reporting requirements with IFRS reporting requirements. The intention of this adoption would be to provide the capital markets community with a single set of high-quality, globally accepted accounting standards. The adoption of IFRS for U.S. companies with global operations would allow for streamlined reporting, allow for easier access to foreign capital markets and investments, and facilitate cross-border acquisitions, ventures or spin-offs.

In November 2008, the SEC proposed a “roadmap” for phasing in mandatory IFRS filings by U.S. public companies. The roadmap is conditional on progress towards milestones that would demonstrate improvements in both the infrastructure of international standard setting and the preparation of the U.S. financial reporting community. The SEC will monitor progress of these milestones through the end of 2011, when the SEC plans to consider requiring U.S. public companies to adopt IFRS.

In February 2010, the SEC issued a statement confirming their position that they continue to believe that a single set of high-quality, globally accepted accounting standards would benefit U.S. investors. The SEC continues to support the dual goals of improving financial reporting in the U.S. and reducing country-by-country disparities in financial reporting. The SEC is developing a work plan to aid in its evaluation of the impact of IFRS on the U.S. securities market. If the SEC determines in 2011 to incorporate IFRS into the U.S. financial reporting system, and the work plan validates the four-to-five year timeline for implementation, the first time that U.S. companies would be required to report under IFRS would be no earlier than 2015.

While the SEC decides whether IFRS will be required to be used in the preparation of our consolidated financial statements, a number of countries have mandated the use of IFRS by BNY Mellon’s subsidiaries in their statutory reports. Such countries include Belgium, Brazil, the Netherlands, Australia and Hong Kong. Other countries that have established an IFRS conversion time frame which will affect our statutory reporting include Canada (2011), South Korea (2011), Argentina (2012), the United Kingdom (2013), Ireland (2013) and Taiwan (2013).

78     BNY Mellon

Selected Quarterly Data (unaudited)

	Quarter ended
(dollar amounts in millions, except per share amounts)	2010				2009
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30		June 30	March 31
Consolidated income statement
Total fee and other revenue	$2,972	$2,668	$2,555	$2,529	$2,577	$(2,223)		$2,253	$2,132
Income of consolidated asset management funds	59	37	65	65	-	-		-	-
Net interest revenue	720	718	722	765	724	716		700	775
Total revenue	3,751	3,423	3,342	3,359	3,301	(1,507)		2,953	2,907
Provision for credit losses	(22)	(22)	20	35	65	147		61	59
Noninterest expense	2,803	2,611	2,316	2,440	2,564	2,311		2,379	2,276
Income (loss) from continuing operations before income taxes and extraordinary (loss)	970	834	1,006	884	672	(3,965)		513	572
Provision (benefit) for income taxes	265	220	304	258	(41)	(1,527)		12	161
Net income (loss) from continuing operations	705	614	702	626	713	(2,438)		501	411
Net loss from discontinued operations	(11)	(3)	(10)	(42)	(119)	(19)		(91)	(41)
Net income (loss)	694	611	692	584	594	(2,457)		410	370
Net (income) loss attributable to noncontrolling interests	(15)	11	(34)	(25)	(1)	(1)		2	(1)
Redemption charge and preferred dividends	-	-	-	-	-	-		(236)	(47)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$679	$622	$658	$559	$593	$(2,458)		$176	$322
Basic earnings per share
Continuing operations	$0.55	$0.51	$0.55	$0.50	$0.59	$(2.04)		$0.23	$0.31
Discontinued operations	(0.01)	-	(0.01)	(0.04)	(0.10)	(0.02)		(0.08)	(0.04)
Net income (loss) applicable to common stock	$0.55 (a)	$0.51	$0.54	$0.46	$0.49	$(2.05	) (a)	$0.15	$0.28 (a)
Diluted earnings per share
Continuing operations	$0.55	$0.51	$0.55	$0.49	$0.59	$(2.04)		$0.23	$0.31
Discontinued operations	(0.01)	-	(0.01)	(0.03)	(0.10)	(0.02)		(0.08)	(0.04)
Net income (loss) applicable to common stock	$0.54	$0.51	$0.54	$0.46	$0.49	$(2.05	) (a)	$0.15	$0.28 (a)
Average balances
Interest-bearing deposits with banks	$76,447	$70,244	$69,021	$67,929	$66,897	$61,319		$63,255	$79,697
Securities	65,370	57,993	54,030	55,352	55,573	53,889		51,903	43,465
Loans	37,529	36,769	36,664	34,214	35,239	34,535		37,029	38,958
Total interest-earning assets	187,597	172,759	167,119	163,429	164,075	155,159		157,265	167,427
Assets of operations	241,734	226,378	216,801	212,685	214,205	205,786		208,533	220,119
Total assets	256,409	240,325	228,841	225,415	214,205	205,786		208,533	220,119
Deposits	151,401	137,231	134,591	134,364	133,395	128,552		131,748	145,034
Long-term debt	16,624	16,798	16,462	16,808	17,863	17,393		16,793	15,493
Total The Bank of New York Mellon Corporation shareholders’ equity	32,379	31,868	30,462	29,715	28,843	28,144		26,566	25,189
Net interest margin (FTE) (b)	1.54%	1.67%	1.74%	1.89%	1.77%	1.85%		1.80%	1.87%
Annualized return on common equity (b)	8.5%	7.8%	8.8%	8.2%	9.8%	N/M		4.0%	5.8%
Pre-tax operating margin (b)	26%	24%	30%	26%	20%	N/M		17%	20%
Common stock data (c)
Market price per share range:
High	$30.63	$26.95	$32.65	$31.46	$29.94	$31.57		$33.62	$29.28
Low	24.65	23.78	24.63	26.35	25.80	26.11		23.75	15.44
Average	27.49	25.44	29.01	29.20	27.38	28.70		28.41	24.72
Period end close	30.20	26.13	24.69	30.88	27.97	28.99		29.31	28.25
Dividends per common share	0.09	0.09	0.09	0.09	0.09	0.09		0.09	0.24
Market capitalization (d)	$37,494	$32,413	$29,975	$37,456	$33,783	$34,911		$35,255	$32,585
(a)	Amount does not foot due to rounding.
(b)	Continuing operations basis.
(c)	At Dec. 31, 2010, there were 26,125 shareholders registered with our stock transfer agent, compared with 27,727 at Dec. 31, 2009, and 29,428 at Dec. 31, 2008. In addition, there were approximately 44,051 of BNY Mellon’s current and former employees at Dec. 31, 2010, who participate in BNY Mellon’s 401(k) Retirement Savings Plans. All shares of BNY Mellon’s common stock held by the Plans for its participants are registered in the names of The Bank of New York Mellon Corporation and Fidelity Management Trust Company, as trustee.
(d)	At period end.

BNY Mellon     79

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about the future results of BNY Mellon; projected business growth; BNY Mellon’s plans and strategies, product launches, areas of focus and long-term financial goals; expectations with respect to litigation costs, the impact of FSCS levies and our effective tax rate for 2011; statements on the planned conversion of our wealth management acquisition and revenue expected from this acquisition; expectations with respect to fees and assets, factors affecting the performance of our businesses: the impact of foreign exchange rates on our financial results and levels of assets under custody and management; descriptions of our critical accounting estimates, including management’s estimates of probable losses; management’s judgment in determining the size of unallocated allowances, the effect of credit ratings on allowances, estimates and cash flow models; judgments and analyses with respect to interest rate swaps, estimates of fair value, other-than-temporary impairment, goodwill and other intangibles, effects of delinquencies, default rates and loss severity assumptions on impairment losses; and long-term financial goals, objectives and strategies. In addition, these forward-looking statements relate to: our focus on increasing the percentage of revenue and income from outside the U.S.; expectations with respect to climate change, reasons why our businesses are compatible with our strategies and goals; growth in our businesses and assets; globalization of the investment process; deposit levels; expectations with respect to earnings per share; assumptions with respect to pension plans, including expenses and expected future returns; statements with respect to our intent to sell or hold securities; expectations with respect to our future exposure to private equity activities; statements on our credit strategies; goals with respect to our commercial loan portfolios; descriptions of our allowance for credit losses and loan losses; statements with respect to an increase in our dividends and our liquidity targets; the effect of a significant reduction in our securities servicing business on our access to deposits; the impact of a change in rating agencies’ method of review on BNY Mellon’s ratings; expectations with respect to capital, including anticipated repayment and call of outstanding securities; expectations with respect to our lines of credit; our goal of migrating to a predominantly investment grade credit portfolio; the effect of a change in risk-weighted assets or common equity on Tier 1 capital, the effect of a change in interest rates on our earnings and the effect of a change in the value of the S&P 500 Index; statements on our target double leverage ratios and our target capital ratios; expectations with respect to the well capitalized status of BNY Mellon and its bank subsidiaries; plans for and the effects of the implementation of Basel II and Basel III; compliance with the requirements of the Sound Practices Paper; statements regarding maintaining a strong balance sheet and a superior debt rating; descriptions of our risk management framework; statements regarding risks that we may face and the impact of such risks; qualifications of our economic capital; statements with respect to our risk management methodologies; descriptions of our earnings simulation models and assumptions; statements with respect to our business continuity plans; the effect of geopolitical factors and other external factors on risk; timing and impact of adoption of recent accounting pronouncements; the overall financial impact of Dodd-Frank; the FDIC’s rule regarding adjustments to the assessment base and the impact of the assessment rule; timing of the Federal Reserve’s response to capital actions and feedback on the capital plan; the FDIC’s amendments to the risk-based capital standards and its impact on banking organizations; the FDIC’s proposal regarding incentive-based compensation; the impact of Basel II guidelines on risk-weighted assets; the Federal Reserve’s plan regarding capital buffer; the SEC’s plans regarding IFRS; ability to realize benefit of deferred tax assets including carryovers; calculations of the fair value of our option grants; statements with respect to unrecognized tax benefits and compensation costs; our assessment of the adequacy of our accruals for tax liabilities; amount of dividends bank subsidiaries can pay without regulatory waiver; estimations of reasonable possible loss with respect to legal proceedings and the expected outcome and impact of judgments and settlements, if any, arising from pending or potential legal or regulatory proceedings, and matters relating to the information returns and withholding tax.

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

Factors that could cause BNY Mellon’s results to differ materially from those described in the forward-looking statements, as well as other uncertainties affecting future results and the value of BNY Mellon’s stock and factors which represent risk associated with the business and operations of BNY

80     BNY Mellon

Forward-looking Statements (continued)

Mellon, can be found in the “Risk Factors” section of BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2010, and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act.

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

BNY Mellon     81

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

Alternative investments—Usually refers to investments in hedge funds, leveraged loans, subordinated and distressed debt, real estate and foreign currency overlay. Many hedge funds pursue strategies that are uncommon relative to mutual funds. Examples of alternative investment strategies are: long-short equity, event driven, statistical arbitrage, fixed income arbitrage, convertible arbitrage, short bias, global macro and equity market neutral.

APAC—Asia-Pacific region.

Assets Under Custody And Administration (“AUC”)—Assets beneficially owned by our clients or customers which we hold in various capacities for which various services are provided, such as custody, accounting, administration valuations and performance measurement. These assets are not on our balance sheet.

ASC—Accounting Standards Codification.

Assets Under Management (“AUM”)—Includes assets beneficially owned by our clients or customers which we hold in various capacities that are either actively or passively managed, as well as the value of hedges supporting customer liabilities. These assets and liabilities are not on our balance sheet.

bp—basis point.

Collateral management—A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers. BNY Mellon acts as an independent collateral manager positioned between the buyer and seller to ensure proper collateralization throughout the term of the transaction. Services include verification of securities eligibility and maintenance of margin requirements.

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

Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”)—Regulatory reform legislation signed into law on July 21, 2010. This new law broadly affects the financial services industry by establishing a framework for systemic risk oversight, creating a

82     BNY Mellon

Glossary (continued)

resolution authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and containing numerous other provisions aimed at strengthening the sound operation of the financial services sector.

Double leverage—The situation that exists when a holding company’s equity investments in wholly owned subsidiaries (including goodwill and intangibles) exceed its equity capital. Double leverage is created when a bank holding company issues debt and downstreams the proceeds to a subsidiary as an equity investment.

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

eXtensible Business Reporting Language (“XBRL”)—a language for the electronic communication of business and financial data.

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

Hedge fund—A fund, usually used by wealthy individuals and institutions, which is allowed to use diverse strategies that are unavailable to mutual funds, including selling short, leverage, program trading, swaps, arbitrage and derivatives. Hedge funds are exempt from many of the rules and regulations governing mutual funds, which allow them to accomplish aggressive investing goals. Legal requirements in many countries allow only certain sophisticated investors to participate in hedge funds.

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

BNY Mellon     83

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

Non-investment grade loans and commitments— Those where the customer has a Moody’s long-term rating below Baa3; and/or a Standard & Poor’s long-term rating below BBB-; or if unrated, an equivalent rating using our internal risk ratings.

Operating leverage—The rate of increase in revenue to the rate of increase in expenses.

Operational risk—The risk of loss resulting from inadequate or failed processes or systems, human factors or external events.

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

Rating Agency—An independent agency that assesses the credit quality and likelihood of default of an issue or issuer and assigns a rating to that issue or issuer.

Real Estate Investment Trust (“REIT”)— An investor-owned corporation, trust or association that sells shares to investors and invests in income-producing property.

Residential Mortgage-Backed Security (“RMBS”)—An asset-backed security whose cash flows are backed by principal and interest payments of a set of residential mortgage loans.

84     BNY Mellon

Glossary (continued)

Restructuring charges—Typically result from the consolidation and/or relocation of operations. Restructuring charges may be incurred in connection with a business combination, a change in an enterprise’s strategic plan or a managerial response to declines in demand.

Return on assets—Income divided by average assets.

Return on common equity—Income divided by average common shareholders’ equity.

Return on tangible common equity—Income, excluding amortization of intangible assets, divided by average tangible common shareholders’ equity.

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

Subcustodian—A local provider (e.g., a bank) contracted to provide specific custodial related services in a selected country or geographic area. Services generally include holding foreign securities in safekeeping, facilitating settlements and reporting holdings to the custodian.

Subprime securities—A classification of securities collateralized by loans to borrowers who have a tarnished or limited credit history. Subprime securities carry increased credit risk and subsequently carry higher interest rates.

Tangible common shareholders’ equity to tangible assets ratio (“TCE”)—Common shareholders’ equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with tax deductible goodwill and non-tax deductible intangible assets divided by period end total assets less goodwill, intangible assets, deposits with the Federal Reserve and other central banks, and U.S. government-backed commercial paper.

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

BNY Mellon     85

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2010, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2010 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 87.

86     BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (“BNY Mellon”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BNY Mellon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on BNY Mellon’s internal control over financial reporting based on our audit.

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

In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BNY Mellon as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York

February 28, 2011

BNY Mellon     87

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2010	2009	2008
Fee and other revenue
Securities servicing fees:
Asset servicing	$3,089	$2,573	$3,370
Issuer services	1,460	1,463	1,685
Clearing services	1,005	962	1,065
Total securities servicing fees	5,554	4,998	6,120
Asset and wealth management fees	2,868	2,677	3,218
Foreign exchange and other trading revenue	886	1,036	1,462
Treasury services	517	519	514
Distribution and servicing	210	326	421
Financing-related fees	195	215	186
Investment income	308	226	207
Other	159	111	214
Total fee revenue	10,697	10,108	12,342
Net securities gains (losses), including other-than-temporary impairment	(43)	(5,552)	(1,628)
Noncredit-related (losses) on securities not expected to be sold (recognized in OCI)	(70)	(183)	-
Net securities gains (losses)	27	(5,369)	(1,628)
Total fee and other revenue	10,724	4,739	10,714
Operations of consolidated asset management funds
Investment income	663	-	-
Interest of asset management fund note holders	437	-	-
Income of consolidated asset management funds	226	-	-
Net interest revenue
Interest revenue	3,533	3,507	5,524
Interest expense	608	592	2,665
Net interest revenue	2,925	2,915	2,859
Provision for credit losses	11	332	104
Net interest revenue after provision for credit losses	2,914	2,583	2,755
Noninterest expense
Staff	5,215	4,700	5,189
Professional, legal and other purchased services	1,099	1,017	1,021
Net occupancy	588	564	570
Software	410	367	331
Distribution and servicing	377	393	517
Furniture and equipment	315	309	323
Business development	271	214	278
Sub-custodian	247	203	255
Other	1,060	954	1,902
Subtotal	9,582	8,721	10,386
Amortization of intangible assets	421	426	473
Restructuring charges	28	150	181
Merger and integration expenses	139	233	483
Total noninterest expense	10,170	9,530	11,523
Income
Income (loss) from continuing operations before income taxes	3,694	(2,208)	1,946
Provision (benefit) for income taxes	1,047	(1,395)	491
Net income (loss) from continuing operations	2,647	(813)	1,455
Discontinued operations:
Income (loss) from discontinued operations	(110)	(421)	28
Provision (benefit) for income taxes	(44)	(151)	14
Net income (loss) from discontinued operations	(66)	(270)	14
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax	-	-	(26)
Net income (loss)	2,581	(1,083)	1,443
Net (income) attributable to noncontrolling interests ($(59) for year ended Dec. 31, 2010 related to asset management funds)	(63)	(1)	(24)
Redemption charge and preferred dividends	-	(283)	(33)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,518	$(1,367)	$1,386

88     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Earnings per common share applicable to the common shareholders of The Bank of New York Mellon Corporation (a)	Year ended Dec. 31,
(in dollars)	2010	2009	2008
Basic:
Net income (loss) from continuing operations	$2.11	$(0.93)	$1.21
Net income (loss) from discontinued operations	(0.05)	(0.23)	0.01
Extraordinary (loss), net of tax	-	-	(0.02)
Net income (loss) applicable to common stock	$2.06	$(1.16)	$1.20
Diluted:
Net income (loss) from continuing operations	$2.11	$(0.93)	$1.21
Net income (loss) from discontinued operations	(0.05)	(0.23)	0.01
Extraordinary (loss), net of tax	-	-	(0.02)
Net income (loss) applicable to common stock	$2.05 (b)	$(1.16)	$1.20

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2010	2009	2008
Basic	1,212,630	1,178,907	1,142,239
Common stock equivalents	9,508	-	10,383
Participating securities	(5,924)	-	(4,264)
Diluted	1,216,214	1,178,907 (c)	1,148,358

Anti-dilutive securities (d)	87,058	98,112	83,763

Reconciliation of net income (loss) from continuing operations applicable to the common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in millions)	2010	2009	2008
Net income (loss) from continuing operations	$2,647	$(813)	$1,455
Net (income) loss attributable to noncontrolling interests	(63)	(1)	(24)
Redemption charge and preferred dividends	-	(283)	(33)
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation	2,584	(1,097)	1,398
Net income (loss) from discontinued operations	(66)	(270)	14
Extraordinary (loss), net of tax	-	-	(26)
Net income (loss) applicable to the common shareholders of The Bank of New York Mellon Corporation	$2,518	$(1,367)	$1,386
(a)	Basic and diluted earnings per share under the two-class method were calculated after deducting earnings allocated to participating securities of $23 million in 2010, $- million in 2009 and $10 million in 2008.
(b)	Does not foot due to rounding.
(c)	Diluted earnings per share for the year ended Dec. 31, 2009, was calculated using average basic shares. Adding back the dilutive shares would be anti-dilutive.
(d)	Represents stock options, restricted stock, restricted stock units, participating securities and warrants outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     89

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollar amounts in millions, except per share amounts)	2010	2009
Assets
Cash and due from:
Banks	$3,675	$3,732
Interest-bearing deposits with the Federal Reserve and other central banks	18,549	7,362
Interest-bearing deposits with banks	50,200	56,302
Federal funds sold and securities purchased under resale agreements	5,169	3,535
Securities:
Held-to-maturity (fair value of $3,657 and $4,240)	3,655	4,417
Available-for-sale (Dec. 31, 2010 includes $483 previously securitized)	62,652	51,632
Total securities	66,307	56,049
Trading assets	6,276	6,001
Loans	37,808	36,689
Allowance for loan losses	(498)	(503)
Net loans	37,310	36,186
Premises and equipment	1,693	1,602
Accrued interest receivable	508	639
Goodwill	18,042	16,249
Intangible assets	5,696	5,588
Other assets (includes $1,075 and $863, at fair value)	18,790	16,737
Assets of discontinued operations	278	2,242
Subtotal assets of operations	232,493	212,224
Assets of consolidated asset management funds, at fair value:
Trading assets	14,121	-
Other assets	645	-
Subtotal assets of consolidated asset management funds, at fair value	14,766	-
Total assets	$247,259	$212,224
Liabilities
Deposits:
Noninterest-bearing (principally domestic offices)	$38,703	$33,477
Interest-bearing deposits in domestic offices	37,937	32,944
Interest-bearing deposits in foreign offices	68,699	68,629
Total deposits	145,339	135,050
Federal funds purchased and securities sold under repurchase agreements	5,602	3,348
Trading liabilities	6,911	6,396
Payables to customers and broker-dealers	9,962	10,721
Commercial paper	10	12
Other borrowed funds	2,858	477
Accrued taxes and other expenses	6,164	4,484
Other liabilities (including allowance for lending related commitments of $73 and $125, also includes $590 and $610, at fair value)	7,176	3,891
Long-term debt (Dec. 31, 2010 includes $269 at fair value)	16,517	17,234
Liabilities of discontinued operations	-	1,608
Subtotal liabilities of operations	200,539	183,221
Liabilities of consolidated asset management funds, at fair value:
Trading liabilities	13,561	-
Other liabilities	2	-
Subtotal liabilities of consolidated asset management funds, at fair value	13,563	-
Total liabilities	214,102	183,221
Temporary equity:
Redeemable noncontrolling interests	92	-
Permanent equity:
Common stock – par value $0.01 per common share; authorized 3,500,000,000 common shares; issued 1,244,608,989 and 1,208,861,641 common shares	12	12
Additional paid-in capital	22,885	21,917
Retained earnings	10,898	8,912
Accumulated other comprehensive loss, net of tax	(1,355)	(1,835)
Less: Treasury stock of 3,078,794 and 1,026,927 common shares, at cost	(86)	(29)
Total The Bank of New York Mellon Corporation shareholders’ equity	32,354	28,977
Non-redeemable noncontrolling interests	12	26
Non-redeemable noncontrolling interests of consolidated asset management funds	699	-
Total permanent equity	33,065	29,003
Total liabilities, temporary equity and permanent equity	$247,259	$212,224

See accompanying Notes to Consolidated Financial Statements.

90     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2010	2009	2008
Operating activities
Net income (loss)	$2,581	$(1,083)	$1,443
Net income attributable to noncontrolling interests	(63)	(1)	(24)
Net income (loss) from discontinued operations	(66)	(270)	14
Extraordinary (loss), net of taxes	-	-	(26)
Net income (loss) from continuing operations attributable to The Bank of New York Mellon Corporation	2,584	(814)	1,431
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:
Provision for credit losses	11	332	104
Depreciation and amortization	629	711	878
Deferred income tax (benefit) expense	1,199	(1,970)	(1,257)
Net securities (gains) losses and venture capital income	(57)	5,387	1,659
Change in trading activities	(155)	(636)	(368)
Pension plan contribution	(46)	(394)	(80)
Change in accruals and other, net	(115)	1,192	513
Net effect of discontinued operations	-	(27)	34
Net cash provided by operating activities	4,050	3,781	2,914
Investing activities
Change in interest-bearing deposits with banks	7,073	(9,635)	(13,973)
Change in interest-bearing deposits with the Federal Reserve and other central banks	(11,187)	45,908	(53,270)
Change in margin loans	(2,153)	(680)	1,233
Purchases of securities held-to-maturity	(19)	(114)	-
Paydowns of securities held-to-maturity	255	643	267
Maturities of securities held-to-maturity	316	280	238
Purchases of securities available-for-sale	(23,585)	(28,665)	(11,561)
Sales of securities available-for-sale	5,981	3,975	114
Paydowns of securities available-for-sale	7,944	6,361	4,950
Maturities of securities available-for-sale	2,666	2,001	5,468
Net principal received from loans to customers	2,463	4,948	4,660
Sales of loans and other real estate	511	851	334
Change in federal funds sold and securities purchased under resale agreements	(1,634)	(1,545)	6,095
Change in seed capital investments	(160)	(8)	56
Purchases of premises and equipment/capitalized software	(230)	(318)	(303)
Acquisitions, net cash	(2,793)	(364)	(511)
Dispositions, net cash	133	-	310
Proceeds from the sale of premises and equipment	14	6	41
Other, net	(591)	(987)	(171)
Net effect of discontinued operations	59	431	48
Net cash (used for) provided by investing activities	(14,937)	23,088	(55,975)
Financing activities
Change in deposits	8,527	(24,774)	48,780
Change in federal funds purchased and securities sold under repurchase agreements	2,058	2,602	(660)
Change in payables to customers and broker-dealers	(762)	1,447	1,696
Change in other funds borrowed	1,988	(5,717)	5,596
Change in commercial paper	(2)	(126)	(3,941)
Net proceeds from the issuance of long-term debt	1,347	3,350	2,647
Repayments of long-term debt	(2,614)	(1,882)	(4,082)
Proceeds from the exercise of stock options	31	16	182
Issuance of common stock	697	1,371	40
Tax benefit realized on share-based payment awards	1	4	14
Treasury stock acquired	(41)	(28)	(308)
Common cash dividends paid	(440)	(599)	(1,107)
Series B preferred stock (repurchased) issued	-	(3,000)	2,779
Common stock warrant (repurchased) issued	-	(136)	221
Preferred dividends paid	-	(73)	(22)
Net effect of discontinued operations	-	(428)	(82)
Net cash provided by (used for) financing activities	10,790	(27,973)	51,753
Effect of exchange rate changes on cash	40	(53)	(438)
Change in cash and due from banks
Change in cash and due from banks	(57)	(1,157)	(1,746)
Cash and due from banks at beginning of period	3,732	4,889	6,635
Cash and due from banks at end of period	$3,675	$3,732	$4,889
Supplemental disclosures
Interest paid	$591	$682	$2,682
Income taxes paid	699	2,392	2,455
Income taxes refunded	197	664	65

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     91

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders					Non- redeemable non- controlling interest	Non- redeemable non- controlling interest of consolidated asset manage- ment funds	Total permanent equity	Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2009	$12	$21,917	$8,912	$(1,835)	$(29)	$26	$-	$29,003 (a)	$-
Adjustments for the cumulative effect of applying ASC 810	-	-	52	24	-	-	-	76	-
Adjustments for the cumulative effect of applying ASC 825	-	-	(73)	-	-	-	-	(73)	-
Adjusted balance at Jan. 1, 2010	12	21,917	8,891	(1,811)	(29)	26	-	29,006	-
Shares issued to shareholders of noncontrolling interests	-	-	-	-	-	-	-	-	44
Redemption of subsidiary shares from noncontrolling interests	-	(18)	-	-	-	-	-	(18)	(6)
Distributions paid to noncontrolling interests	-	-	-	-	-	(4)	-	(4)	-
Other net changes in noncontrolling interests	-	15	(55)	-	-	(10)	(89)	(139)	50
Consolidation of asset management funds	-	-	-	-	-	-	785	785	-
Deconsolidation of asset management funds	-	-	-	-	-	-	(12)	(12)	-
Comprehensive income:
Net income	-	-	2,518	-	-	-	59	2,577	4
Other comprehensive income, net of tax	-	-	-	461	-	-	(44)	417	-
Reclassification adjustment (b)	-	-	(14)	(5)	-	-	-	(19)	-
Total comprehensive income	-	-	2,504	456	-	-	15	2,975 (c)	4
Dividends on common stock at $0.36 per share	-	-	(441)	-	-	-	-	(441)	-
Repurchase of common stock	-	-	-	-	(41)	-	-	(41)	-
Common stock issued under:
Stock forward contract	-	676	-	-	-	-	-	676	-
Employee benefit plans	-	34	-	-	1	-	-	35	-
Direct stock purchase and dividend reinvestment plan	-	16	-	-	-	-	-	16	-
Stock awards and options exercised	-	245	(1)	-	(17)	-	-	227	-
Balance at Dec. 31, 2010	$12	$22,885	$10,898	$(1,355)	$(86)	$12	$699	$33,065 (a)	$92
(a)	Includes total The Bank of New York Mellon common shareholders’ equity of $28,977 million at Dec. 31, 2009, and $32,354 million at Dec. 31, 2010.
(b)	Includes $(15) million (after tax) related to OTTI, and a $14 million reclassification to retained earnings from other comprehensive income.
(c)	Comprehensive income attributable to The Bank of New York Mellon Corporation shareholders totaled $2,960 million for the year ended Dec. 31, 2010.

See accompanying Notes to Consolidated Financial Statements.

92     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests	Total permanent equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2008	$2,786	$11	$20,432	$10,225	$(5,401)	$(3)	$39	$28,089 (a)
Adjustments for the cumulative effect of applying ASC 320, net of taxes of $470	-	-	-	676	(676)	-	-	-
Adjusted balance at Jan. 1, 2009	2,786	11	20,432	10,901	(6,077)	(3)	39	28,089
Purchase of subsidiary shares from noncontrolling interests	-	-	(74)	-	-	-	(11)	(85)
Distributions paid to noncontrolling interests	-	-	-	-	-	-	(7)	(7)
Comprehensive income:
Net income	-	-	-	(1,084)	-	-	1	(1,083)
Other comprehensive income, net of tax	-	-	-	-	926	-	4	930
Reclassification adjustment	-	-	-	-	3,316	-	-	3,316 (b)
Total comprehensive income	-	-	-	(1,084)	4,242	-	5	3,163 (c)
Dividends:
Common stock at $0.51 per share	-	-	-	(599)	-	-	-	(599)
Preferred stock at $24.58 per share	-	-	-	(69)	-	-	-	(69)
Repurchase of:
Common stock	-	-	-	-	-	(28)	-	(28)
Series B preferred stock	(3,000)	-	-	-	-	-	-	(3,000)
Common stock warrant	-	-	(136)	-	-	-	-	(136)
Common stock issued:
In public offering	-	1	1,346	-	-	-	-	1,347
In connection with acquisitions and investments	-	-	85	-	-	-	-	85
Under employee benefit plans	-	-	49	-	-	2	-	51
Under direct stock purchase and dividend reinvestment plan	-	-	19	-	-	-	-	19
Amortization of preferred stock discount and redemption charge	214	-	-	(214)	-	-	-	-
Stock awards and options exercised	-	-	197	-	-	-	-	197
Other	-	-	(1)	(23)	-	-	-	(24)
Balance at Dec. 31, 2009	$-	$12	$21,917	$8,912	$(1,835)	$(29)	$26	$29,003 (a)
(a)	Includes total common shareholders’ equity of $25,264 million at Dec. 31, 2008, and $28,977 million at Dec. 31, 2009.
(b)	Includes $3,348 million (after tax) related to OTTI that was reclassified to net securities gains (losses) on the income statement.
(c)	Comprehensive income attributable to The Bank of New York Mellon Corporation shareholders totaled $3,158 million for the year ended Dec. 31, 2009.

BNY Mellon     93

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests	Total permanent equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2007	$-	$11	$19,990	$9,990	$(549)	$(39)	$182	$29,585	(a)
Adjustments for the cumulative effect of applying ASC 715 and ASC 825, net of taxes of $24	-	-	-	(57)	-	-	-	(57)
Adjusted balance at Jan. 1, 2008	-	11	19,990	9,933	(549)	(39)	182	29,528
Purchase of subsidiary shares from noncontrolling interests	-	-	-	-	-	-	(148)	(148)
Distributions paid to noncontrolling interest	-	-	-	-	-	-	(7)	(7)
Comprehensive income:
Net income	-	-	-	1,419	-	-	24	1,443
Other comprehensive income, net of tax	-	-	-	-	(5,824)	-	(12)	(5,836)
Reclassification adjustment	-	-	-	-	972	-	-	972
Total comprehensive income	-	-	-	1,419	(4,852)	-	12	(3,421	)(b)
Dividends:
Common stock at $0.96 per share	-	-	-	(1,107)	-	-	-	(1,107)
Preferred stock at $8.75 per share	-	-	-	(26)	-	-	-	(26)
Repurchase of common stock	-	-	-	-	-	(308)	-	(308)
Common stock issued under:
Employee benefit plans	-	-	12	(3)	-	58	-	67
Direct stock purchase and dividend reinvestment plan	-	-	-	(1)	-	31	-	30
Series B preferred stock issued	2,779	-	-	-	-	-	-	2,779
Amortization of preferred stock discount	7	-	-	(7)	-	-	-	-
Stock awards and options exercised	-	-	200	-	-	249	-	449
Warrant issued in connection with TARP	-	-	221	-	-	-	-	221
Other	-	-	9	17	-	6	-	32
Balance at Dec. 31, 2008	$2,786	$11	$20,432	$10,225	$(5,401)	$(3)	$39	$28,089	(a)
(a)	Includes total common shareholders’ equity of $29,403 million at Dec. 31, 2007 and $25,264 million at Dec. 31, 2008.
(b)	Comprehensive loss attributable to The Bank of New York Mellon Corporation shareholders totaled $3,433 million for the year ended Dec. 31, 2008.

94     BNY Mellon

Notes to Consolidated Financial Statements

Note 1—Summary of significant accounting and reporting policies

Basis of Presentation

The accounting and financial reporting policies of BNY Mellon, a global financial services company, conform to U.S. generally accepted accounting principles (“GAAP”) and prevailing industry practices. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based on assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for loan losses and lending-related commitments, goodwill and intangible assets, pension accounting, the fair value of financial instruments and other-than-temporary impairments. Actual results could differ from these estimates.

In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the annual periods have been made. Certain other immaterial reclassifications have been made to prior years to place them on a basis comparable with current period presentation.

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

Equity method investments at Dec. 31, 2010
(dollars in millions)	Percent Ownership	Book Value
CIBC Mellon	50.0%	$588
Wing Hang	20.3%	$347
Siguler Guff	20.0%	$257
ConvergEx	33.2%	$152
West LB Joint Venture	50.0%	$122

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

The Parent financial statements in Note 21 of the Notes to Consolidated Financial Statements include the accounts of the Parent; those of a wholly owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by BNY Mellon; and MIPA, LLC, a single member company, created to hold and administer corporate owned life insurance. Financial data for the Parent, the financing subsidiary and the single member company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

Variable interest entities

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a potential variable interest entity (“VIE”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest. BNY Mellon applies ASC 810 to its mutual funds, hedge funds, private equity funds, collective investment funds and real estate investment trusts, which were determined to be VIEs. Generally, the company is deemed to be the primary beneficiary and thus required to consolidate a VIE, if BNY Mellon has a variable interest (or combination of variable interests) that, based on a quantitative analysis, will absorb a majority of the VIE’s expected losses, that will receive a majority of the VIE’s expected residual returns, or both. A “variable interest” is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets. “Expected losses” and “expected residual returns” are measures of variability in the expected cash flows of a VIE.

BNY Mellon’s other VIEs are evaluated under the guidance included in ASU 2009-17. These other VIEs, include securitization trusts, which are no longer considered QSPEs, and CLOs, in which BNY Mellon serves as the investment manager. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest. The company must determine whether or not its variable interests in these VIEs based on qualitative analysis provide BNY Mellon with a controlling financial interest in the VIE. The

BNY Mellon     95

Notes to Consolidated Financial Statements (continued)

analysis includes an assessment of the characteristics of the VIE. The Company is considered to have a controlling financial interest in the VIE, which would require consolidation of the VIE, if it has the following characteristics: (1) the power to direct the activities that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our seven businesses (Asset Management, Wealth Management, Asset Servicing, Issuer Services, Clearing Services, Treasury Services and Other), we serve the following major classes of customers—institutions, corporations, and high net worth individuals. For institutions and corporations, we provide the following services:

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

Trading account securities, available-for-sale securities, and held-to-maturity securities

Securities are accounted for under ASC 320 Investments—Debt and Equity Securities. Securities are generally classified in the trading, available-for-sale investment or the held-to-maturity investment securities portfolios when they are purchased. Securities are classified as trading securities when our intention is to resell. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend to hold them until maturity. Seed capital investments are classified as other assets, trading securities or available-for-sale securities, depending on the nature of the investment and management’s intent.

Trading securities are stated at fair value. Trading revenue includes both realized and unrealized gains and losses. The liability incurred on short-sale transactions, representing the obligation to deliver securities, is included in trading liabilities at fair value.

Available-for-sale securities are stated at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale, are recorded net of tax as an addition to or deduction from other comprehensive income (“OCI”), unless a security is deemed to have an other-than-temporary impairment (“OTTI”). Gains and losses on sales of available-for-sale securities are reported in the income statement. The cost of debt and equity securities sold is determined on a specific identification and average cost method, respectively. Unrealized gains and losses on seed capital investments classified as other assets are recorded in investment income. Held-to-maturity securities are stated at cost.

Income on securities purchased is adjusted for amortization of premium and accretion of discount on a level yield basis, unless a security is other-than-temporarily impaired.

Effective 2009, the Company adopted FAS 115-2 and FAS 124-2 “Recognition and Presentation of Other-Than-Temporary Impairments” (included in ASC 320), which changed the accounting and disclosure for OTTI. Under this new guidance, only the credit component of an OTTI of a debt security is recognized in earnings and the noncredit component is recognized in OCI when we do not intend to sell the security and it is more likely than not that BNY Mellon will not be required to sell the security prior to recovery.

For held-to-maturity debt securities, the amount of OTTI recorded in OCI for the non-credit portion of a previous OTTI is amortized prospectively, as an increase to the carrying amount of the security, over the remaining life of the security on the basis of the timing of future estimated cash flows of the securities. In order not to be required to recognize the non-credit component of an OTTI in earnings, management is

96     BNY Mellon

Notes to Consolidated Financial Statements (continued)

required to assert that it does not have the intent to sell the security and that it is more likely than not it will not have to sell the security before recovery of its cost basis.

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

The accounting policies for the determination of the fair value of financial instruments and OTTI have been identified as “critical accounting estimates” as they require us to make numerous assumptions based on available market data. See Note 5 of the Notes to Consolidated Financial Statements for these disclosures.

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

When a first lien residential mortgage loan reaches 90 days delinquent, it is subject to an impairment test and may be placed on nonaccrual status. At 180 days delinquent, the loan is subject to further impairment testing. The loan will remain on accrual status if the realizable value of the collateral exceeds the unpaid principal balance plus accrued interest. If the loan is impaired, a charge-off is taken and the loan is placed on nonaccrual status. At 270 days delinquent, all first lien mortgages are placed on nonaccrual status. Second lien mortgages are automatically placed on nonaccrual status when they reach 90 days delinquent. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed

BNY Mellon     97

Notes to Consolidated Financial Statements (continued)

against current period interest revenue. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when we believe the ultimate collectability of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest become current.

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

Allowance for loan losses and allowance for lending related commitments

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

The methodology for determining the allowance for lending related commitments considers the same factors as the allowance for loan losses, as well as an estimate of the probability of drawdown. In 2010, we expanded the description of the elements of the allowance for loan losses and lending related commitments from three to four. This change did not impact the methodology used to calculate the allowance or provision for credit losses.

The four elements of the allowance for loan losses and the allowance for lending related commitments are:

•	an allowance for impaired credits (nonaccrual loans over $1 million);
•	an allowance for higher risk-rated credits and pass-rated credits;
•	an allowance for residential mortgage loans (previously included in element 2); and
•	an unallocated allowance based on general economic conditions and risk factors in our individual markets.

Our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. Therefore, the first element, impaired credits, is based on individual analysis of all nonperforming loans over $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher risk-rated credits and pass-rated credits, is based on our expected loss model. All borrowers are assigned to pools based on their credit ratings. The expected loss for each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. We also apply this technique to our lease financing and wealth management portfolios.

The third element, the allowance for residential mortgage loans is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default based on a

98     BNY Mellon

Notes to Consolidated Financial Statements (continued)

combination of external loss data from third party databases and internal loss history is assigned for each mortgage pool. For each pool, the expected loss is calculated using the above factors. The resulting expected loss factor is applied against the loan balance to determine the reserve held for each pool.

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

Software

BNY Mellon capitalizes costs relating to acquired software and internal-use software development projects that provide new or significantly improved functionality. We capitalize projects that are expected to result in longer-term operational benefits, such as replacement systems or new applications that result in significantly increased operational efficiencies or functionality. All other costs incurred in connection with an internal-use software project are expensed as incurred. Capitalized software is recorded in other assets.

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets’ identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed at least annually for impairment. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates. See Note 7 of the Notes to Consolidated Financial Statements for additional disclosures related to goodwill and intangible assets.

Noncontrolling Interests

Noncontrolling interests included in permanent equity are adjusted for the income or (loss) attributable to the noncontrolling interest holders and any distributions to those shareholders. Redeemable noncontrolling interests are reported as temporary equity. In accordance with ASC 480, Distinguishing Liabilities from Equity, BNY Mellon recognizes changes in the redemption value of the redeemable noncontrolling interests as they occur and adjusts the carrying value to be equal to the redemption value.

Fee revenue

We record security servicing fees, asset and wealth management fees, foreign exchange and other trading revenue, treasury services, financing-related fees, distribution and servicing, and other revenue when the services are provided and earned based on contractual terms, when amounts are determined and collectibility is reasonably assured.

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

BNY Mellon     99

Notes to Consolidated Financial Statements (continued)

costs and the unamortized deferred up-front implementation fees related to that contract are recognized in the period the contract is terminated.

Performance fees are recognized in the period in which the performance fees are earned and become determinable. Performance fees are generally calculated as a percentage of the applicable portfolio’s performance in excess of a benchmark index or a peer group’s performance. When a portfolio underperforms its benchmark or fails to generate positive performance, subsequent years’ performance must generally exceed this shortfall prior to fees being earned. Amounts billable in subsequent years and which are subject to a clawback if performance thresholds in those years are not met are not recognized since the fees are potentially uncollectible. These fees are recognized when it is determined that they will be collected. When a multi-year performance contract provides that fees earned are billed ratably over the performance period, only the portion of the fees earned that are non-refundable are recognized.

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

Pension

The measurement date for BNY Mellon’s pension plans is Dec. 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield of high-quality corporate bonds available in the marketplace. The net periodic pension expense or credit includes service costs, interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value and amortization of prior years’ actuarial gains and losses.

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

BNY Mellon’s accounting policy regarding pensions has been identified as a “critical accounting estimate” as it is regarded to be critical to the presentation of our financial statements since it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain. See Note 20 of the Notes to Consolidated Financial Statements for additional disclosures related to pensions.

Severance

BNY Mellon provides separation benefits for U.S.-based employees through The Bank of New York Mellon Corporation Supplemental Unemployment Benefit Plan, which replaced The Bank of New York Mellon Corporation Separation Plan, The Bank of New York Company, Inc. Separation Plan and the Mellon Financial Corporation Displacement Program for separations on or after May 24, 2010. These benefits are provided to eligible employees separated from their jobs for business reasons not related to individual performance. Basic separation benefits are

100     BNY Mellon

Notes to Consolidated Financial Statements (continued)

generally based on the employee’s years of continuous benefited service. Severance for employees based outside of the U.S. is determined in accordance with local agreements and legal requirements. Separation expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

Derivative financial instruments

Derivative contracts, such as futures contracts, forwards, interest rate swaps, foreign currency swaps and options and similar products used in trading activities are recorded at fair value. Gains and losses are included in foreign exchange and other trading revenue in fee and other revenue. Unrealized gains and losses are reported on a gross basis in trading account assets and trading liabilities, after taking into consideration master netting agreements.

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

We discontinue hedge accounting prospectively when we determine that a derivative is no longer an effective hedge, the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading revenue. For fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item. Accumulated gains and losses, net of tax effect, from cash flow hedges are reclassified from other comprehensive income and recognized in current earnings in other revenue upon receipt of the hedged cash flow.

The accounting policy for the determination of the fair value of derivative financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on the available market data. See Note 26 of the Notes to Consolidated Financial Statements for additional disclosures related to derivative financial instruments disclosures.

BNY Mellon     101

Notes to Consolidated Financial Statements (continued)

Statement of cash flows

We have defined cash as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged.

Stock options

Compensation expense is recognized in the income statement, on a straight-line basis, over the applicable vesting period, for all share-based payments.

Certain of our stock compensation grants vest when the employee retires. ASC 718 requires the completion of expensing of new grants with this feature by the first date the employee is eligible to retire. For grants prior to Jan. 1, 2006, we will continue to expense them over their stated vesting period.

Note 2—Accounting changes and new accounting guidance

ASU 2009-16—Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 “Accounting for Transfers of Financial Assets.” This formally codified SFAS No. 166, “Accounting for Transfers of Financial Assets, an Amendment to FASB Statement No. 140.” This ASU removed (1) the concept of a qualifying special purpose entity (“QSPE”) from SFAS No. 140 (ASC 860—Transfers and Servicing) and (2) the exceptions from applying FASB Interpretation No. (“FIN”) 46 (R) (ASC 810—Consolidation) to QSPEs. This ASU revised the de-recognition requirements for transfers of financial assets and the initial measurement of beneficial interests that are received as proceeds by a transferor in connection with transfers of financial assets. This ASU also required additional disclosure about transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets. This ASU was effective Jan. 1, 2010, at which time any QSPEs were evaluated for consolidation in accordance with ASC 810.

ASU 2009-17—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17 “Improvements to Financial Reporting by Entities Involved with Variable Interest Entities.” This ASU amended ASC 810 to require ongoing assessments to determine whether an entity is a variable interest entity (“VIE”) and whether an enterprise is the primary beneficiary of a VIE. This ASU also amended the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This ASU was effective Jan. 1, 2010, and primarily impacted our asset management businesses.

This ASU does not change the economic risk related to these businesses and therefore, BNY Mellon’s computation of economic capital required by our businesses did not change.

This statement also required additional disclosures about an enterprise’s involvement in a VIE, including the requirement for sponsors of a VIE to disclose information even if they do not hold a significant variable interest in the VIE. At Dec. 31, 2010, our consolidated balance sheet included $15,249 million of assets of VIEs that would not have been included in our consolidated balance sheet prior to effectiveness of the statement. Those assets included seed capital investments in mutual funds sponsored by our affiliates and securitizations. Adoption of this new statement accounted for an increase in consolidated total assets on our balance sheet at Dec. 31, 2010 of $14.6 billion, or approximately 7% from year end.

In February 2010, the FASB issued ASU 2010-10, “Amendments for Certain Investment Funds” which deferred the requirements of ASU 2009-17 for asset managers’ interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies and asset managers’ interests in money market funds. This amendment was effective Jan. 1, 2010.

As a result of adopting the accounting for VIEs, we recorded a cumulative effect adjustment of $76 million to retained earnings and OCI in the first quarter of 2010. Also, we marked the assets and liabilities to market, and as a result, recorded a $73 million charge to retained earnings in the first quarter of 2010.

102     BNY Mellon

Notes to Consolidated Financial Statements (continued)

In January 2010, the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation and the Office of Thrift Supervision issued a final rule requiring banks to hold capital for assets consolidated under ASC 810. The final rule allows for a phase-in of 50% of the effect on risk-weighted assets and allowance for loan losses includable in Tier 2 capital that results from implementation of this standard for the quarters ending Sept. 30, 2010, and Dec. 31, 2010, with full phase-in for the quarter ending March 31, 2011. BNY Mellon elected to defer the full implementation of ASC 810 for capital purposes pursuant to this rule. At Dec. 31, 2010, had we fully phased-in the implementation of ASC 810, our Tier 1 capital ratio would have been negatively impacted by approximately 2 basis points.

ASU 2010-6—Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This amended ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. This ASU also required the following new disclosures: (1) significant transfers in and out of Levels 1 and 2 and the reasons that such transfers were made; and (2) additional disclosures in the reconciliation of Level 3 activity, including information on a gross basis for purchases, sales, issuances and settlements. This ASU is required in interim and annual financial statements and was effective March 31, 2010. See Note 23 of the Notes to Consolidated Financial Statements for these disclosures. Additional disclosures about Level 3 purchases, sales, issuances and settlements in the rollforward activity for fair value measurements will be effective March 31, 2011.

ASU 2010-11—Scope Exception Related to Embedded Credit Derivatives

In March 2010, the Financial Accounting Standards Board (“FASB”) issued ASU 2010-11, “Scope Exception Related to Embedded Credit Derivatives.” This ASU amended Subtopic 815-15 to clarify the scope of the exception for embedded credit derivative features related to the transfer of credit risk in the form of subordination of one financial instrument to another. It addressed how to determine which embedded credit derivative features, including those in collateralized debt obligations and synthetic collateralized debt obligations, are considered to be embedded derivatives that should not be analyzed for potential bifurcation and separate accounting. This ASU was effective July 1, 2010. The impact of this ASU was immaterial to our results of operations.

ASU 2010-18—Effect of a Loan Modification When the Loan is Part of a Pool that is Accounted for as a Single Asset

In April 2010, the FASB issued ASU 2010-18, “Effect of a Loan Modification when the Loan is Part of a Pool that is Accounted for as a Single Asset.” This ASU provided guidance that would maintain the integrity of the pool as a single unit of account and exempt these loans from troubled debt restructuring reporting. Modified purchased credit impaired loans accounted for in a pool would remain in the pool subject to ASC 310-30 regardless of whether the modification is a troubled debt restructuring. An entity continues to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. This ASU does not contain any additional disclosure requirements. This ASU was effective July 1, 2010. The impact of this ASU was immaterial to our results of operations.

ASU 2010-20—Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the FASB issued ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” This ASU required additional disclosures about the allowance for credit losses and the credit quality of financing receivables. This ASU defined two levels of disaggregation—portfolio segment and class of financing receivable. Existing disclosures were amended to require: rollforward schedule of allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method; related recorded investment in each ending balance noted above; nonaccrual status by class of financing receivable; and impaired financing receivables by class of financing receivables. This ASU required the following additional disclosures: credit quality indicators by class of financing receivable; aging of past due financing receivables by class; nature and extent of troubled debt restructuring by class of financing receivable and their effect on allowance for credit losses; nature and extent of financing receivables modified as troubled debt restructurings by class and their effect on the allowance for credit losses; and significant purchases

BNY Mellon     103

Notes to Consolidated Financial Statements (continued)

and sales by portfolio segment. These disclosures are presented in Note 6 to the Consolidated Financial Statements.

Adopted in 2009

Other-than-temporary impairment

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC 320—Investments—Debt and Equity Securities. This new guidance replaced the “intent and ability” indication in previous guidance by specifying that (a) if a company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security and it is more likely than not that the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of OTTI recorded in OCI for the non-credit portion of a previous OTTI should be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

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

This guidance also amends the previous disclosure provisions of ASC 320 for both debt and equity securities. It requires disclosures in interim and annual periods for major security types identified on the basis of how an entity manages, monitors and measures its securities and the nature and risks of the security. We adopted this new guidance effective Jan 1, 2009. As a result of adopting this guidance, BNY Mellon recorded a cumulative-effect adjustment of $676 million (after-tax)

to reclassify the non-credit component of the previously recognized OTTI from retained earnings to accumulated OCI (for those securities where management did not intend to sell the security and it was not more likely than not that BNY Mellon would have been required to sell the securities before recovery).

Note 3—Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. For acquisitions completed prior to Jan. 1, 2009, we record the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable. For acquisitions completed after Jan. 1, 2009, subsequent changes in the fair value of a contingent consideration liability will be recorded through the income statement. Contingent payments totaled $92 million in 2010.

At Dec. 31, 2010, we were potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures based on contractual agreements, could range from approximately $12 million to $42 million over the next three years.

None of the potential contingent additional consideration was recorded as goodwill at Dec. 31, 2010.

Acquisitions in 2010

On July 1, 2010, we acquired GIS for cash of $2.3 billion. GIS provides a comprehensive suite of products which includes subaccounting, fund accounting/administration, custody, managed account services and alternative investment services. Assets acquired totaled approximately $590 million. Liabilities assumed totaled approximately $250 million. Goodwill related to this acquisition is included in our asset servicing and clearing services businesses and totaled $1,505 million, of which $1,256 million is tax deductible and $249 million is non-tax deductible. Customer contract intangible assets related to this acquisition are included in our asset servicing and clearing services businesses, with lives ranging from 10 years to 20 years by business, and totaled $477 million.

On Aug. 2, 2010, we acquired BAS for cash of EUR281 million (US$370 million). This transaction included the purchase of Frankfurter Service Kapitalanlage—Gesellschaft mbH (“FSKAG”), a

104     BNY Mellon

Notes to Consolidated Financial Statements (continued)

wholly owned fund administration affiliate. The combined business offers a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany. Assets acquired totaled approximately EUR 2.7 billion (US $3.6 billion) and primarily consisted of securities of approximately EUR1.9 billion (US $2.6 billion). Liabilities assumed totaled approximately EUR2.6 billion (US $3.4 billion) and primarily consisted of deposits of approximately EUR 1.7 billion (US $2.3 billion). Goodwill related to this acquisition of $272 million is tax deductible and is included in our asset servicing business. Customer contract intangible assets related to this acquisition are included in our asset servicing business, with a life of 10 years, and totaled $40 million.

On Sept. 1, 2010, we completed the acquisition of I3 Advisors of Toronto, an independent wealth advisory company with more than C$3.8 billion in assets under advisement at acquisition, for cash of C$22.2 million (US $21.1 million). Goodwill related to this acquisition is included in our wealth management business and totaled $8 million and is non-tax deductible. Customer relationship intangible assets related to this acquisition are included in our wealth management business, with a life of 33 years, and totaled $10 million.

In the second quarter of 2010, we acquired a Canadian trust company for C$29 million.

Divestitures in 2010

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

On Dec. 31, 2008, we acquired the Australian (Ankura Capital) and UK (Blackfriars Asset Management) businesses from our Asset Management joint venture with WestLB.

Dispositions in 2008

In February 2008, we sold our B-Trade and G-Trade execution businesses to BNY ConvergEx Group. These businesses were sold at book value.

In June 2008, we sold Mellon 1st Business Bank (“M1BB”), based in Los Angeles, California. There was no gain or loss recorded on this transaction.

Note 4—Discontinued operations

On Jan. 15, 2010, BNY Mellon sold MUNB, our national bank subsidiary located in Florida. We have applied discontinued operations accounting to this business. The income statements for all periods in this Annual Report are presented on a continuing operations basis. In 2010, we recorded an after-tax loss on discontinued operations of $66 million, primarily reflecting lower of cost or market write-downs on the retained MUNB loans held for sale.

BNY Mellon     105

Notes to Consolidated Financial Statements (continued)

Summarized financial information for discontinued operations is as follows:

Discontinued operations
(in millions)	2010	2009	2008
Fee and other revenue	$-	$7	$24
Net interest revenue	9	59	93
Provision for loan losses	-	191	27
Net interest revenue after provision for loan losses	9	(132)	66
Noninterest expense:
Staff	4	37	26
Professional, legal and other purchased services	4	4	10
Net occupancy	1	5	5
Other	3	16	21
Goodwill impairment	-	50	-
Total noninterest expense	12	112	62
Income (loss) from operations	(3)	(237)	28
Loss on assets held for sale	(106)	(184)	-
Loss on sale of MUNB	(1)	-	-
Provision (benefit) for income taxes	(44)	(151)	14
Net income (loss) from discontinued operations	$(66)	$(270)	$14

Discontinued operations assets and liabilities
	Dec. 31,
(in millions)	2010	2009
Cash and due from banks	$-	$446
Securities	-	488
Loans, net of allowance for loan losses	183	1,225
Premises and equipment	-	12
Deferred taxes	90	-
Other assets	5	71
Assets of discontinued operations	$278	$2,242
Deposits:
Noninterest-bearing	$-	$539
Interest-bearing	-	958
Total deposits	-	1,497
Other liabilities	-	111
Liabilities of discontinued operations	$-	$1,608

All information in these Financial Statements and Notes reflects continuing operations, unless otherwise noted.

Note 5—Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2010 and 2009.

Securities at Dec. 31, 2010	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$12,650	$97	$138	$12,609
U.S. Government agencies	1,007	2	4	1,005
State and political subdivisions	559	4	55	508
Agency RMBS	19,383	387	43	19,727
Alt-A RMBS	475	34	39	470
Prime RMBS	1,305	8	86	1,227
Subprime RMBS	696	-	188	508
Other RMBS	1,665	1	335	1,331
Commercial MBS	2,650	89	100	2,639
Asset-backed CLOs	263	-	14	249
Other asset-backed securities	532	9	2	539
Foreign covered bonds	2,884	-	16	2,868
Other debt securities	11,800	148	57	11,891	(a)
Equity securities	36	11	-	47
Money market funds	2,538	-	-	2,538
Alt-A RMBS (b)	2,164	364	15	2,513
Prime RMBS (b)	1,626	205	6	1,825
Subprime RMBS (b)	128	30	-	158
Total securities available-for-sale	62,361	1,389	1,098	62,652
Held-to-maturity:
State and political subdivisions	119	2	-	121
Agency RMBS	397	33	-	430
Alt-A RMBS	215	5	19	201
Prime RMBS	149	2	5	146
Subprime RMBS	28	-	3	25
Other RMBS	2,709	69	81	2,697
Commercial MBS	34	-	1	33
Other securities	4	-	-	4
Total securities held-to-maturity	3,655	111	109	3,657
Total securities	$66,016	$1,500	$1,207	$66,309
(a)	Includes $11.0 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	Previously included in the Grantor Trust. The Grantor Trust is in the process of being dissolved.

106     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2009	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$6,358	$30	$10	$6,378
U.S. Government agencies	1,235	25	-	1,260
State and political subdivisions	538	6	24	520
Agency RMBS	18,247	303	95	18,455
Alt-A RMBS	588	12	63	537
Prime RMBS	1,743	3	234	1,512
Subprime RMBS	758	-	311	447
Other RMBS	2,199	1	430	1,770
Commercial MBS	2,762	31	203	2,590
Asset-backed CLOs	424	15	50	389
Other asset-backed securities	869	5	38	836
Other debt securities	11,419	86	48	11,457	(a)
Equity securities	1,314	8	1	1,321
Grantor Trust Class B certificates (b)	4,049	111	-	4,160
Total securities available-for-sale	52,503	636	1,507	51,632
Held-to-maturity:
State and political subdivisions	150	3	-	153
Agency RMBS	531	30	-	561
Alt-A RMBS	304	-	62	242
Prime RMBS	189	-	17	172
Subprime RMBS	30	-	7	23
Other RMBS	3,195	39	162	3,072
Commercial MBS	11	-	1	10
Other securities	7	-	-	7
Total securities held-to-maturity	4,417	72	249	4,240
Total securities	$56,920	$708	$1,756	$55,872
(a)	Includes $10.8 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	The Grantor Trust contains Alt-A, prime and subprime RMBS.

The amortized cost and fair value of securities at Dec. 31, 2010, by contractual maturity, are as follows:

Securities by contractual maturity at Dec. 31, 2010
	Available-for-sale		Held-to-maturity
(in millions)	Amortized cost	Fair value	Amortized cost	Fair value
Due in one year or less	$9,362	$9,448	$-	$-
Due after one year through five years	14,872	14,928	2	2
Due after five years through ten years	3,887	3,796	20	21
Due after ten years	779	709	97	98
Mortgage-backed securities	30,092	30,398	3,532	3,532
Asset-backed securities	795	788	-	-
Equity	2,574	2,585	4	4
Total securities	$62,361	$62,652	$3,655	$3,657

Net securities gains (losses)
(in millions)	2010	2009	2008
Realized gross gains	$48	$130	$10
Realized gross losses	(5)	(1,648)	(531)
Recognized gross impairments	(16)	(3,851)	(1,107)
Total net securities gains (losses)	$27	$(5,369)	$(1,628)

Temporarily impaired securities

At Dec. 31, 2010, substantially all of the unrealized losses on the investment securities portfolio were attributable to credit spreads widening since purchase, and interest rate movements. We do not intend to sell these securities and it is not more likely than not that we will have to sell.

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for greater than 12 months.

BNY Mellon     107

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities at Dec. 31, 2010	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$6,519	$138	$-	$-	$6,519	$138
U.S. Government agencies	489	4	-	-	489	4
State and political subdivisions	210	39	122	16	332	55
Agency RMBS	5,079	42	206	1	5,285	43
Alt-A RMBS	55	3	104	36	159	39
Prime RMBS	315	13	739	73	1,054	86
Subprime RMBS	3	-	484	188	487	188
Other RMBS	49	17	1,275	318	1,324	335
Commercial MBS	28	1	536	99	564	100
Asset-backed CLOs	-	-	249	14	249	14
Other asset-backed securities	1	-	32	2	33	2
Foreign covered bonds	2,553	16	-	-	2,553	16
Other debt securities	1,068	37	61	20	1,129	57
Grantor Trust Alt-A RMBS	196	15	-	-	196	15
Grantor Trust Prime RMBS	139	6	-	-	139	6
Total securities available-for-sale	$16,704	$331	$3,808	$767	$20,512	$1,098
Held-to-maturity:
Alt-A RMBS	$18	$-	$108	$19	$126	$19
Prime RMBS	-	-	73	5	73	5
Subprime RMBS	-	-	25	3	25	3
Other RMBS	315	5	614	76	929	81
Commercial MBS	-	-	33	1	33	1
Total securities held-to-maturity	$333	$5	$853	$104	$1,186	$109
Total temporarily impaired securities	$17,037	$336	$4,661	$871	$21,698	$1,207	(a)
(a)	Includes other-than-temporarily impaired securities in which portions of the other-than-temporary impairment loss remains in OCI.

Temporarily impaired securities at Dec. 31, 2009	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$1,226	$9	$176	$1	$1,402	$10
State and political subdivisions	50	13	171	11	221	24
Agency RMBS	7,297	76	2,061	19	9,358	95
Alt-A RMBS	-	-	311	63	311	63
Prime RMBS	5	1	1,480	233	1,485	234
Subprime RMBS	1	2	446	309	447	311
Other RMBS	-	-	1,764	430	1,764	430
Commercial MBS	-	-	1,290	203	1,290	203
Asset-backed CLOs	18	6	274	44	292	50
Other asset-backed securities	-	-	706	38	706	38
Other debt securities	33	-	8,804	48	8,837	48
Equity securities	16	-	3	1	19	1
Total securities available-for-sale	$8,646	$107	$17,486	$1,400	$26,132	$1,507
Held-to-maturity:
Alt-A RMBS	$2	$1	$221	$61	$223	$62
Prime RMBS	-	-	172	17	172	17
Subprime RMBS	-	-	23	7	23	7
Other RMBS	-	-	3,072	162	3,072	162
Commercial MBS	-	-	10	1	10	1
Total securities held-to-maturity	$2	$1	$3,498	$248	$3,500	$249
Total temporarily impaired securities	$8,648	$108	$20,984	$1,648	$29,632	$1,756	(a)
(a)	Includes other-than-temporarily impaired securities in which portions of the other-than-temporary impairment loss remains in OCI.

108     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Other-than-temporary impairment

For certain debt securities that have no debt rating at acquisition and are beneficial interests in securitized financial assets under ASC 325, OTTI occurs when we determine that there has been an adverse change in cash flows and the present value of those remaining cash flows is less than the present value of the remaining cash flows estimated at the security’s acquisition date (or last estimated cash flow revision date).

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

In addition, we have estimated the expected loss by taking into account observed performance of the underlying securities, industry studies, market forecasts, as well as our view of the economic outlook affecting collateral.

The table below shows the projected weighted-average default rates and loss severities for the 2007, 2006 and late-2005 non-agency RMBS and Grantor Trust portfolios at Dec. 31, 2010 and 2009.

Projected weighted-average default rates and severities

	Dec. 31, 2010		Dec. 31, 2009
	Default Rate	Severity	Default Rate	Severity
Alt-A	42%	49%	43%	50%
Subprime	68%	65%	74%	69%
Prime	20%	42%	19%	44%

The following table provides pre-tax net securities gains (losses) by type.

Net securities gains (losses) (in millions)	2010	2009	2008
Alt-A RMBS	$(13)	$(3,113)	$(1,236)
Prime RMBS	-	(1,008)	(12)
Subprime RMBS	(4)	(322)	(12)
European floating rate notes	(3)	(269)	-
Home equity lines of credit	-	(205)	(104)
Commercial MBS	-	(89)	-
Grantor Trust	-	(39)	-
Credit cards	-	(26)	-
ABS CDOs	-	(23)	(122)
Other	47	(275)	(142)
Total net securities gains (losses)	$27	$(5,369)	$(1,628)

The following table reflects investment securities credit losses recorded in earnings. The beginning balance represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The deductions represent credit losses on securities that have been sold, are required to be sold or it is our intention to sell.

Debt securities credit loss roll forward (in millions)	2010	2009
Beginning balance as of Dec. 31	$244	$525
Add: Initial OTTI credit losses	10	644
Subsequent OTTI credit losses	6	208
Less: Realized losses for securities sold / consolidated	78	1,116
Securities intended or required to be sold	-	17
Ending balance as of Dec. 31	$182	$244

At Dec. 31, 2010, assets amounting to $60.6 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $55.3 billion of securities, $1.6 billion of interest-bearing deposits with banks and $3.7 billion of loans. Also included in these pledged assets was securities

BNY Mellon     109

Notes to Consolidated Financial Statements (continued)

available-for-sale of $42 million which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. We obtain securities under resale, securities borrowed and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2010, the market value of the securities received that can be sold or repledged was $6.7 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2010, the market value of collateral repledged and sold was $1.3 billion.

Note 6—Loans and asset quality

Our loan portfolio is comprised of three portfolio segments, commercial, lease financing and mortgages. We manage our portfolio at the class level which is comprised of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages, and other residential mortgages. The following tables are presented for each class of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Loans

The table below provides the details of our loan distribution and industry concentrations of credit risk at Dec. 31, 2010 and 2009:

Loans	Dec. 31,
(in millions)	2010	2009
Domestic:
Financial institutions	$4,630	$5,509
Commercial	1,250	2,324
Wealth management loans and mortgages	6,506	6,162
Commercial real estate	1,592	2,044
Lease financings (a)	1,605	1,703
Other residential mortgages	2,079	2,179
Overdrafts	4,524	3,946
Other	771	407
Margin loans	6,810	4,657
Total domestic	29,767	28,931
Foreign:
Financial institutions	4,626	3,147
Commercial	345	634
Lease financings (a)	1,545	1,816
Government and official institutions	-	52
Other (primarily overdrafts)	1,525	2,109
Total foreign	8,041	7,758
Total loans	$37,808	$36,689
(a)	Includes unearned income on domestic and foreign lease financings of $2,036 million at Dec. 31, 2010 and $2,282 million at Dec. 31, 2009.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $3 million, $4 million and $12 million at Dec. 31, 2010, 2009, and 2008 respectively. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

110     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses activity for the year ended Dec. 31, 2010					Wealth management loans and mortgages
(dollars in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing		Other residential mortgages	All Other (a)	Foreign (b)	Unallocated	Total
Beginning balance	$149	$43	$73	$77	$56	$157	$-	$47	$26	$628
Charge-offs	(5)	(8)	(25)	-	(4)	(46)	-	-	-	(88)
Recoveries	15	1	2	-	-	2	-	-	-	20
Net charge-offs	10	(7)	(23)	-	(4)	(44)	-	-	-	(68)
Provision	(85)	(4)	(41)	(5)	(19)	74	1	-	90	11
Ending balance	$74	$32	$9	$72	$33	$187	$1	$47	$116	$571
Allowance for:
Loans losses	$41	$22	$1	$72	$31	$187	$1	$42	$101	$498
Unfunded commitments	33	10	8	-	2	-	-	5	15	73
Individually evaluated for impairment:
Loan balance	$32	$44	$4	$-	$53	$-	$-	$7	$-	$140
Allowance for loan losses	10	9	-	-	5	-	-	2	-	26

Collectively evaluated for impairment:
Loan balance	$1,218	$1,548	$4,626	$1,605	$6,453	$2,079	$12,105	$8,034	$-	$37,668
Allowance for loan losses	31	13	1	72	26	187	1	40	101	472
(a)	Includes $4,524 million of domestic overdrafts and $6,810 million of margin loans at Dec. 31, 2010.
(b)	Includes $1,525 million of other foreign loans (primarily overdrafts) at Dec. 31, 2010.

Allowance for credit losses activity for the year ended Dec. 31, 2009					Wealth management loans and mortgages
(dollars in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing		Other residential mortgages	All Other (a)	Foreign (b)	Unallocated	Total
Beginning balance	$159	$52	$50	$79	$28	$78	$2	$19	$62	$529
Charge-offs	(90)	(31)	(34)	-	(1)	(60)	-	-	-	(216)
Recoveries	-	-	-	1	1	-	-	-	-	2
Net charge-offs	(90)	(31)	(34)	1	-	(60)	-	-	-	(214)
Provision	81	39	57	(3)	28	140	(2)	28	(36)	332
Transferred to discontinued operations	(1)	(17)	-	-	-	(1)	-	-	-	(19)
Ending balance	$149	$43	$73	$77	$56	$157	$-	$47	$26	$628
Allowance for:
Loans losses	$90	$30	$40	$77	$54	$157	$-	$34	$21	$503
Unfunded commitments	59	13	33	-	2	-	-	13	5	125
Individually evaluated for impairment:
Loan balance	$63	$58	$171	$-	$53	$-	$-	$-	$-	$345
Allowance for loan losses	10	13	25	-	3	-	-	-	-	51

Collectively evaluated for impairment:
Loan balance	$2,261	$1,986	$5,338	$1,703	$6,109	$2,179	$9,010	$7,758	$-	$36,344
Allowance for loan losses	80	17	15	77	51	157	-	34	21	452
(a)	Includes $3,946 million of domestic overdrafts and $4,657 million of margin loans at Dec. 31, 2009.
(b)	Includes $2,109 million of other foreign loans (primarily overdrafts) at Dec. 31, 2009.

BNY Mellon     111

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2008					Wealth management loans and mortgages
(dollars in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing		Other residential mortgages	All Other (a)	Foreign (b)	Unallocated	Total
Beginning balance	$162	$35	$30	$73	$15	$25	$1	$37	$116	$494
Charge-offs	(21)	(15)	(9)	-	(1)	(20)	-	(17)	-	(83)
Recoveries	2	-	-	3	1	-	-	4	-	10
Net charge-offs	(19)	(15)	(9)	3	-	(20)	-	(13)	-	(73)
Provision	16	28	29	3	13	73	1	(5)	(54)	104
Transferred to discontinued operations	2	24	-	-	-	1	-	-	-	27
Disposition	(2)	(20)	-	-	-	(1)		-	-	(23)
Ending balance	$159	$52	$50	$79	$28	$78	$2	$19	$62	$529
Allowance for:
Loans losses	$90	$45	$35	$79	$23	$78	$2	$14	$49	$415
Unfunded commitments	69	7	15	-	5	-	-	5	13	114
Individually evaluated for impairment:
Loan balance	$14	$125	$41	$-	$6	$-	$-	$-	$-	$186
Allowance for loan losses	8	25	17	-	1	-	-	-	-	51

Collectively evaluated for impairment:
Loan balance	$5,772	$2,956	$5,505	$1,809	$5,327	$2,505	$9,297	$10,037	$-	$43,208
Allowance for loan losses	82	20	18	79	22	78	2	14	49	364
(a)	Includes $4,835 million of overdrafts and $3,977 million of margin loans at Dec. 31, 2008.
(b)	Includes $2,121 million of other foreign loans (primarily overdrafts) at Dec. 31, 2008.

Nonperforming assets

The table below sets forth information about our nonperforming assets.

Nonperforming assets	Dec. 31,
(in millions)	2010		2009
Nonperforming loans:
Domestic:
Commercial	$34		$65
Commercial real estate	44		61
Financial institutions	5		172
Wealth management	59		58
Other residential mortgages	244		190
Total domestic	386		546
Foreign loans	7		-
Total nonperforming loans	393		546
Other assets owned	6		4
Total nonperforming assets	$399	(a)	$550
(a)	The adoption of ASC 810 resulted in BNY Mellon consolidating loans of consolidated asset management funds of $13.8 billion at Dec. 31, 2010, into trading assets. These loans are not part of BNY Mellon’s loan portfolio. Included in these loans are $218 million of nonperforming loans. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

At Dec. 31, 2010, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

Lost interest	Dec. 31,
(in millions)	2010	2009	2008
Amount by which interest income recognized on nonperforming loans exceeded reversals:
Total	$2	$2	$-
Foreign	-	-	-
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:
Total (a)	$20	$19	$12
Foreign	-	-	-
(a)	Lost interest excludes discontinued operations for 2010 and 2009. Lost interest includes discontinued operations of $5 million in 2008.

112     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Impaired loans

The table below sets forth information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	Dec. 31, 2010			Year ended Dec. 31, 2010		Recorded investment
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Average recorded investment	Interest income recognized	Dec. 31
						2009	2008
Impaired loans with an allowance:
Commercial (b)	$30	$30	$10	$30	$1	$30	$14
Commercial real estate	25	39	9	34	-	49	104
Financial institutions	4	10	-	35	-	171	41
Wealth management loans and mortgages	52	52	5	53	1	53	6
Foreign	7	7	2	2	-	-	-
Total impaired loans with an allowance	118	138	26	154	2	303	165
Impaired loans without an allowance (a):
Commercial	2	6	-	6	-	33	-
Commercial real estate	19	19	-	11	-	9	21
Wealth management loans and mortgages	1	2	-	3	-	-	-
Total impaired loans without an allowance (c)	22	27	-	20	-	42	21
Total impaired loans (b)	$140	$165	$26	$174	$2	$345	$186	(d)
Allowance for impaired loans (a)						$51	$51
Average balance of impaired loans during the year						216	178
Interest income recognized on impaired loans during the year						2	-
(a)	The allowance for impaired loans is included in the allowance for loan losses.
(b)	Excludes an aggregate of $3 million of impaired commercial loans in amounts individually less than $1 million at Dec. 31, 2010. The allowance for loan loss associated with these loans totaled less than $1 million at Dec. 31, 2010.
(c)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(d)	Total impaired loans include discontinued operations of $93 million at Dec. 31, 2008.

Past due loans

The table below sets forth information about our past due loans.

Past due loans and still accruing at year-end	Dec. 31, 2010
(in millions)	Days past due				Total past due	Dec. 31, 2009
	30-59		60-89	>90		>90 days
Domestic:
Commercial	$10		$1	$1	$12	$26
Commercial real estate	174	(a)	-	11	185	-
Financial institutions	10		1	-	11	312
Wealth management loans and mortgages	62	(a)	4	6	72	-
Other residential mortgages	40		15	15	70	93
Total domestic	296		21	33	350	431
Foreign	-		-	-	-	-
Total past due loans	$296		$21	$33	$350	$431
(a)	At Jan. 31, 2011, $136 million of commercial real estate loans and $26 million of wealth management loans and mortgages were no longer past due.

BNY Mellon     113

Notes to Consolidated Financial Statements (continued)

Credit quality indicators

Our credit strategy is to focus on investment grade names to support cross selling opportunities, avoid single name/industry concentrations and exit high risk portfolios. Each customer is assigned an internal rating grade which is mapped to an external rating agency grade equivalent based upon a number of dimensions which are continually evaluated and may change over time. The execution of our strategy, as well as an adjustment in the credit ratings of our existing portfolio, has resulted in a higher percentage of the portfolio that is investment grade at Dec. 31, 2010, compared with Dec. 31 2009.

The following tables set forth information about credit quality indicators.

Commercial loan portfolio

Credit quality indicators—Commercial loan portfolio at year end Credit risk profile by creditworthiness category
	Commercial		Commercial real estate		Financial institutions
(in millions)	2010	2009	2010	2009	2010	2009
Investment grade	$964	$1,267	$1,072	$1,038	$7,894	$6,571
Noninvestment grade	631	1,691	520	1,006	1,362	2,085
Total	$1,595	$2,958	$1,592	$2,044	$9,256	$8,656

The commercial loan portfolio is divided into investment grade and non-investment grade categories based on rating criteria largely consistent with those of the public rating agencies. Each customer in the portfolio is assigned an internal rating grade. These internal rating grades are generally consistent with the ratings categories of the public rating agencies. Customers with ratings consistent with BBB-/Baa3 or better are considered to be investment grade. Those clients with ratings lower than this threshold are considered to be non-investment grade.

Wealth management loans and mortgages

Credit quality indicators – Wealth management loans and mortgages at year end – Credit risk profile by internally assigned grade
(in millions)	2010	2009
Wealth management loans:
Investment grade	$2,995	$2,883
Noninvestment grade	170	148
Wealth management mortgages	3,341	3,131
Total	$6,506	$6,162

Wealth management non-mortgage loans are not typically correlated to external ratings. A majority of the Wealth Management loans are secured by the customers’ Investment Management Accounts or custody accounts. Eligible assets pledged for these loans are typically investment grade, fixed income securities, equities and/or mutual funds. Internal ratings for this portion of the Wealth Management portfolio, therefore, would equate to investment-grade external ratings. Wealth Management loans are provided to select customers based on the pledge of other types of assets, including business assets, fixed assets, or a modest amount of commercial real estate. For these latter loans, the credit quality of the obligor is carefully analyzed, but we do not consider this modest portfolio of loans to be of investment grade quality.

Credit quality indicators for Wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. These loans are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 61% at origination. Approximately 1% of these mortgages were past due at Dec. 31, 2010.

At Dec. 31, 2010, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York – 25%; Massachusetts – 17%; California – 17%; Florida – 8%; and other – 33%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $2.1 billion at Dec. 31, 2010. These loans are not typically correlated to external ratings. Included in this portfolio is approximately $745 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2010, the remaining prime and

114     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Alt-A mortgage loans in this portfolio had a weighted-average loan-to-value ratio of 75% at origination and approximately 30% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, Maryland and the tri-state area (New York, New Jersey and Connecticut).

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $6,049 million at Dec. 31, 2010, and $6,055 million at Dec. 31, 2009. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Margin loans

We had $6,810 million of secured margin loans on our balance sheet at Dec. 31, 2010, compared with $4,657 million at Dec. 31, 2009. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them.

Other loans

Other loans primarily includes loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities, as well as bankers acceptances. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them.

Reverse repurchase agreements

Reverse repurchase agreements are transactions fully collateralized with high quality liquid securities. These transactions carry no credit risk and therefore are not allocated an allowance for credit losses.

Note 7—Goodwill and intangible assets

Goodwill

BNY Mellon’s businesses are the reporting units for which annual goodwill impairment testing is done in accordance with ASC 350. The goodwill impairment test is performed in two steps. The first step compares the estimated fair value of the business with its carrying amount, including goodwill. If the estimated fair value of the business exceeds its carrying amount, goodwill of the business is considered not impaired.

However, if the carrying amount of the business exceeds its estimated fair value, a second step would be performed that would compare the implied fair value of the business’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

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

The carrying amount of goodwill in each of our six businesses in continuing operations was tested in 2010 and 2009 using observable market data, when available, to estimate fair values. In addition, material events and circumstances that might be indicators of possible impairment were assessed during interim periods. These included the changing business climate, regulatory and legal factors, changes in our competitors, and the earnings outlook for our businesses. BNY Mellon’s market capitalization exceeded its net book value at the end of each quarter of 2010 and 2009.

The fair values of each of our six businesses were estimated for the 2010 goodwill impairment test using discounted cash flow analyses since there were few comparable public company transactions in 2009-2010. The analyses incorporated our forecasts and longer-term earnings growth estimates by business and discount rates ranging from 12.0% to 15.5% that incorporated measured stock price volatilities of the businesses’ principal public company competitors and a 6% average excess return over risk-free rates. The estimated fair values of each of these six businesses exceeded their respective carrying amounts by 10% or greater and no goodwill impairment was indicated.

Goodwill and intangible assets could be subject to impairment in future periods if economic conditions that impact our businesses worsen. Impairment would be a non-cash charge.

The level of goodwill increased in 2010 due to the acquisitions of GIS, BAS and I3 partially offset by foreign exchange translation on non-U.S. dollar denominated goodwill.

BNY Mellon     115

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of goodwill by business.

Goodwill by business (in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Other		Total
Balance at Dec. 31, 2008	$7,218	$1,694	$3,360	$2,463	$902	$123	$138		$15,898
Acquisitions	202	-	-	-	-	-	-		202
Foreign exchange translation	174	-	37	14	15	-	-		240
Transferred to discontinued operations	-	-	-	-	-	-	(128	) (a)	(128)
Other (b)	15	9	-	11	1	4	(3)		37
Balance at Dec. 31, 2009	$7,609	$1,703	$3,397	$2,488	$918	$127	$7		$16,249
Acquisitions	-	8	1,389	13	388	-	-		1,798
Foreign exchange translation	(44)	-	(31)	7	(6)	-	(1)		(75)
Other (b)	86	(3)	(7)	-	-	-	(6)		70
Balance at Dec. 31, 2010	$7,651	$1,708	$4,748	$2,508	$1,300	$127	$-		$18,042
(a)	Includes a $50 million goodwill impairment recorded in 2009. No goodwill impairment was recorded in 2010.
(b)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other intangible assets ($3.0 billion at Dec. 31, 2010) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections. Other key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles that require amortization.

The increase in intangible assets in 2010 compared with 2009 resulted from the acquisitions of GIS, BAS and I3, partially offset by amortization of intangible assets.

Amortization of intangible assets was $421 million, $426 million and $473 million in 2010, 2009 and 2008, respectively. No impairment losses were recorded on intangible assets in 2010 or 2009.

The table below provides a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business
(in millions)	Asset Management	Wealth Management	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Other	Total
Balance at Dec. 31, 2008	$2,595	$340	$302	$834	$699	$229	$857	$5,856
Acquisitions	111	-	-	11	-	-	-	122
Amortization	(219)	(45)	(28)	(81)	(27)	(25)	(1)	(426)
Foreign exchange translation	44	-	1	2	2	(1)	-	48
Transferred to discontinued operations	-	-	-	-	-	-	(4)	(4)
Other (a)	(1)	-	6	(13)	-	-	-	(8)
Balance at Dec. 31, 2009	$2,530	$295	$281	$753	$674	$203	$852	$5,588
Acquisitions	5	10	470	13	47	-	-	545
Amortization	(201)	(36)	(47)	(83)	(29)	(23)	(2)	(421)
Foreign exchange translation	(9)	-	(2)	3	(1)	-	-	(9)
Other (a)	(2)	-	(5)	-	-	-	-	(7)
Balance at Dec. 31, 2010	$2,323	$269	$697	$686	$691	$180	$850	$5,696
(a)	Other changes in intangible assets include purchase price adjustments and certain other reclassifications.

116     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Intangible assets	Dec. 31, 2010				Dec. 31, 2009
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships-Asset and Wealth Management	$2,102	$(983)	$1,119	12 yrs.	$2,060	$(724)	$1,336
Customer contracts-Institutional services	2,566	(736)	1,830	15 yrs.	2,039	(561)	1,478
Deposit premiums	49	(45)	4	3 yrs.	49	(41)	8
Other	85	(41)	44	6 yrs.	98	(30)	68
Total subject to amortization	4,802	(1,805)	2,997	14 yrs.	4,246	(1,356)	2,890
Not subject to amortization: (a)
Trade name	1,375	N/A	1,375	N/A	1,368	N/A	1,368
Customer relationships	1,314	N/A	1,314	N/A	1,320	N/A	1,320
Other	10	N/A	10	N/A	10	N/A	10
Total not subject to amortization	2,699	N/A	2,699	N/A	2,698	N/A	2,698
Total intangible assets	$7,501	$(1,805)	$5,696	N/A	$6,944	$(1,356)	$5,588
(a)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2011	$428
2012	398
2013	348
2014	310
2015	278

Note 8—Other assets

Other assets	Dec. 31,
(in millions)	2010	2009
Corporate/bank owned life insurance	$4,071	$3,900
Accounts receivable	3,506	3,528
Income taxes receivable	2,826	1,867
Equity in joint ventures and other investments (a)	2,818	2,816
Fails to deliver	1,428	911
Software	896	595
Prepaid expenses	834	1,089
Prepaid pension assets	732	714
Fair value of hedging derivatives	709	408
Due from customers on acceptances	424	502
Other	546	407
Total other assets	$18,790	$16,737
(a)	Includes Federal Reserve Bank stock of $400 million and $397 million, respectively, at cost.

Seed capital and private equity investments valued using net asset value per share

In our Asset Management business, we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors; as part of that activity we make seed capital investments in certain funds. Seed capital is included in trading assets, securities available-for-sale and other assets depending on the nature of the investment. BNY Mellon also holds private equity investments, which consist of investments in private equity funds, mezzanine financings and direct equity investments. Private equity investments are included in other assets. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to private equity investments.

The fair value of these investments has been estimated using the net asset value (“NAV”) per share of BNY Mellon’s ownership interest in the funds. The table below presents information about BNY Mellon’s investments in seed capital and private equity investments.

BNY Mellon     117

Notes to Consolidated Financial Statements (continued)

Seed capital and private equity investments valued using NAV – Dec. 31, 2010
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Hedge funds (a)	$23	$-	Monthly-quarterly	3 - 45 days
Private equity funds (b)	143	27	N/A	N/A
Other funds (c)	74	-	Monthly-yearly	(c	)
Total	$240	$27
(a)	Hedge funds include multi-strategy funds that utilize a variety of investment strategies and equity long-short hedge funds that include various funds that invest over both long-term and short-term investment horizons.
(b)	Private equity funds primarily include numerous venture capital funds that invest in various sectors of the economy. Private equity funds do not have redemption rights. Distributions from such funds will be received as the underlying investments in the funds are liquidated.
(c)	Other funds primarily include market neutral, leveraged loans, real estate and structured credit funds.

Note 9—Deposits

The aggregate amount of time deposits in denominations of $100,000 or greater was approximately $35.3 billion at Dec. 31, 2010, and $34.0 billion at Dec. 31, 2009. At Dec. 31, 2010, the scheduled maturities of all time deposits for the years 2011 through 2015 and 2016 and thereafter are as follows: $35.4 billion; $15 million; $2 million; $19 million; $3 million; and $4 million, respectively.

Note 10—Net interest revenue

Net interest revenue
(in millions)	2010	2009	2008
Interest revenue
Non-margin loans	$738	$874	$1,027
Margin loans	88	69	183
Securities:
Taxable	1,944	1,718	2,210
Exempt from federal income taxes	25	30	35
Total securities	1,969	1,748	2,245
Other short-term investments-U.S. government-backed commercial paper	-	9	71
Deposits in banks	554	683	1,753
Deposits with the Federal Reserve and other central banks	49	43	27
Federal funds sold and securities purchased under resale agreements	64	31	149
Trading assets	71	50	69
Total interest revenue	3,533	3,507	5,524
Interest expense
Deposits in domestic offices	46	54	328
Deposits in foreign offices	148	117	1,437
Borrowings from Federal Reserve related to ABCP	-	7	53
Federal funds purchased and securities sold under repurchase agreements	43	-	46
Trading liabilities	21	11	4
Other borrowed funds	44	31	86
Customer payables	6	6	69
Long-term debt	300	366	642
Total interest expense	608	592	2,665
Net interest revenue	$2,925	$2,915	$2,859

Note 11—Other noninterest expense

The following table provides a breakdown of other noninterest expense presented on the consolidated income statement.

Other noninterest expense
(in millions)	2010	2009	2008
Clearing	$127	$117	$80
Communications	140	115	127
Support agreement charges	(7)	(15)	894
Other (a)	800	737	801
Total other	$1,060	$954	$1,902
(a)	Includes a $164 million special litigation reserve recorded in 2010 and $61 million of FDIC special assessment recorded in 2009.

In 2010 and 2009, we recorded credits to support agreement charges of $7 million and $15 million, respectively. These credits reflect a reduction in the support agreement reserve, primarily due to improved pricing of Lehman securities. At Dec. 31, 2010, the value of Lehman securities increased to approximately 23.0% from 19.5% at Dec. 31, 2009.

In 2008, we recorded support agreement charges of $894 million. In response to market events in 2008, we voluntarily provided support to clients invested in money market mutual funds, cash sweep funds and similar collective funds managed by our affiliates, as well as clients invested in funds within our securities lending business. These support agreements were designed to enable these funds to continue to operate at a stable net asset value.

118     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 12—Restructuring charges

Global location strategy

BNY Mellon continues to execute its global location strategy. This strategy includes migrating positions to our global growth centers and is expected to result in moving and/or eliminating approximately 3,000 positions. In 2009, we recorded a pre-tax restructuring charge of $139 million related to this strategy. This charge was comprised of $102 million for severance costs and $37 million primarily for asset write-offs and expense related to the closing of offices. In 2010, we recorded additional charges of $35 million associated with the global location strategy. The charge recorded in 2010 was comprised of $29 million for severance costs and $6 million primarily for asset write-offs and expense related to the closing of offices.

Severance payments related to these positions are primarily paid over the salary continuance period in accordance with the separation plan.

Workforce reduction program

In the fourth quarter of 2008, we announced that, due to weakness in the global economy, we would reduce our workforce by an estimated 1,800 positions, and as a result, recorded a pre-tax restructuring charge of $181 million. In 2010, we recorded a recovery of $7 million associated with this workforce reduction program.

We completed this program in 2010. Severance payments related to positions covered by this program are primarily paid over the salary continuance period in accordance with the separation plan.

The restructuring charges are recorded as a separate line on the income statement. The following tables present the activity in the restructuring reserves through Dec. 31, 2010.

Global location strategy 2009 – restructuring charge reserve activity (in millions)	Severance	Asset write-offs/other	Total
Original restructuring charge	$102	$37	$139
Utilization	-	(23)	(23)
Balance at Dec. 31, 2009	102	14	116
Additional charges	29	6	35
Utilization	(50)	(1)	(51)
Balance at Dec. 31, 2010	$81	$19	$100

Workforce reduction program 2008 – restructuring charge reserve activity (in millions)	Severance	Stock-based incentive acceleration	Other compensation costs	Other non-personnel expenses	Total
Original restructuring charge	$166	$9	$5	$1	$181
Additional charges/(recovery)	4	(2)	(1)	10	11
Utilization	(105)	(7)	(4)	(11)	(127)
Balance at Dec. 31, 2009	$65	$-	$-	$-	$65
Additional (recovery)	(7)	-	-	-	(7)
Utilization	(42)	-	-	-	(42)
Balance at Dec. 31, 2010	$16	$-	$-	$-	$16

BNY Mellon     119

Notes to Consolidated Financial Statements (continued)

The restructuring charges were recorded in the Other business as these restructurings were corporate initiatives and not directly related to the operating performance of these businesses. The tables below present the restructuring charges if they had been allocated by business.

Global location strategy 2009 – restructuring charge by business			Total charges since inception
(in millions)	2010	2009
Asset management	$13	$32	$45
Asset servicing	14	34	48
Issuer services	-	18	18
Wealth management	2	8	10
Treasury services	12	8	20
Clearing services	-	8	8
Other (including Business Partners)	(6)	31	25
Total restructuring charge	$35	$139	$174

Workforce reduction program 2008 – restructuring charge by business				Total charges since inception
(in millions)	2010	2009	2008
Asset management	$(5)	$9	$64	$68
Asset servicing	-	(4)	34	30
Issuer services	(2)	(2)	15	11
Wealth management	-	-	13	13
Treasury services	-	4	6	10
Clearing services	-	-	6	6
Other (including
Business Partners)	-	4	43	47
Total restructuring charge	$(7)	$11	$181	$185

Note 13—Income taxes

Provision (benefit) for income taxes from continuing operations	Year ended Dec. 31,
(in millions)	2010	2009	2008
Current taxes:
Federal	$(670)	$289	$840
Foreign	408	185	488
State and local	110	101	420
Total current tax expense	(152)	575	1,748
Deferred taxes:
Federal	1,278	(1,676)	(860)
Foreign	(75)	-	(1)
State and local	(4)	(294)	(396)
Total deferred tax expense (benefit)	1,199	(1,970)	(1,257)
Provision (benefit) for income taxes	$1,047	$(1,395)	$491

The components of income (loss) before taxes are as follows:

Components of income (loss) before taxes	Year ended Dec. 31,
(in millions)	2010	2009	2008
Domestic	$2,363	$(3,022)	$217
Foreign	1,331	814	1,729
Income (loss) before taxes	$3,694	$(2,208)	$1,946

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2010	2009
Depreciation and amortization	$2,366	$2,725
Lease financings	1,093	1,197
Pension obligation	190	277
Securities valuation	(102)	(2,112)
Reserves not deducted for tax	(523)	(736)
Credit losses on loans	(409)	(368)
Net operating loss carryover	(112)	(163)
Other assets	(202)	(838)
Other liabilities	341	738
Tax credit carryforward	(45)	-
Net deferred tax liability	$2,597	$720

As of Dec. 31, 2010, we have net operating loss carryfowards for state and local income tax purposes of $1.8 billion which will expire in 2029. In addition, we have alternative minimum tax credit carryforwards of $45 million with an indefinite life. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2010, we had approximately $2.7 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no provision has been recorded for income tax that would occur if repatriated. It is not practicable at this time to determine the income tax liability that would result upon repatriation of these earnings.

120     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents a reconciliation of the statutory federal income tax rate to our effective income tax rate applicable to income from continuing operations.

Effective tax rate	Year ended Dec. 31,
	2010	2009	2008
Federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	2.4	4.5	4.0
Credit for low-income housing investments	(1.8)	2.6	(2.7)
Tax-exempt income	(2.3)	2.9	(3.4)
Foreign operations	(5.2)	3.5	(13.0)
Tax settlements	-	4.0	6.8
Tax loss on mortgages	-	10.8	-
Other – net	0.2	(0.1)	(1.5)
Effective rate	28.3%	63.2%	25.2%

Unrecognized tax positions
(in millions)	2010	2009	2008
Beginning balance at Jan. 1, – gross	$335	$189	$977
Unrecognized tax benefits acquired	-	-	(2)
Prior period tax positions:
Increases	97	225	832
Decreases	(60)	(30)	(155)
Current period tax positions	41	10	75
Settlements	(119)	(58)	(1,538)
Statute expiration	(5)	(1)	-
Ending balance at Dec. 31, – gross	$289	$335	$189

Our total tax reserves as of Dec. 31, 2010, were $289 million compared with $335 million at Dec. 31, 2009. If these tax reserves were unnecessary, $232 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2010, is accrued interest, where applicable, of $52 million. The additional tax expense related to interest for the year ended Dec. 31, 2010, was $9 million compared with $89 million for the year ended Dec. 31, 2009.

Our federal consolidated income tax returns are closed to examination through 2002. Our New York State and New York City return examinations have been completed through 2008. Our United Kingdom income tax returns are closed through 2007.

Note 14—Extraordinary (loss) – consolidation of commercial paper conduit

At the end of 2008, we called the first loss notes of Old Slip, making us the primary beneficiary and triggering the consolidation of this commercial paper conduit. The consolidation of this conduit resulted in the recognition of extraordinary losses (non-cash accounting charges) of $26 million after-tax, or $0.02 per common share in 2008.

BNY Mellon     121

Notes to Consolidated Financial Statements (continued)

Note 15—Long-term debt

Long-term debt	Dec. 31, 2010			Dec. 31, 2009
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	2.50-6.92%	2011-2020	$9,354	3.10-6.92%	$7,949
Floating rate	0.10-0.57%	2012-2038	1,475	0.05-0.69%	2,869
Subordinated debt (a)	4.40-7.50%	2011-2033	4,037	4.40-7.40%	4,795
Junior subordinated debentures (a)	5.95-7.78%	2026-2043	1,651	5.95-7.78%	1,621
Total			$16,517		$17,234
(a)	Fixed rate.

The aggregate amounts of notes and debentures that mature during the next five years for BNY Mellon are as follows: 2011 – $1.30 billion , 2012 – $3.45 billion, 2013 – $1.61 billion, 2014 – $2.27 billion and 2015 – $1.43 billion. At Dec. 31, 2010, subordinated debt aggregating $845 million will be redeemable at our option as follows: 2011 – $592 million, 2012 – $144 million, and after 2012 – $109 million.

Junior subordinated debentures

Wholly owned subsidiaries of BNY Mellon (the “Trusts”) have issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures (“Trust Preferred Securities”). The sole assets of each trust are junior subordinated deferrable interest debentures of BNY Mellon whose maturities and interest rates match the Trust Preferred Securities. Our obligations under the agreements that relate to the Trust Preferred Securities, the Trusts and the debentures constitute a full and unconditional guarantee by us of the Trusts’ obligations under the Trust Preferred Securities. The assets for Mellon Capital IV are currently (i) our remarketable 6.044% junior subordinated notes due 2043, and (ii) interests in stock purchase contracts between Mellon Capital IV and us. On the “stock purchase date,” as defined in the prospectus supplement for the Trust Preferred Securities of Mellon Capital IV, the sole assets of the trust will be shares of a series of our non-cumulative perpetual preferred stock.

The following table sets forth a summary of the Trust Preferred Securities issued by the Trusts as of Dec. 31, 2010:

Trust Preferred Securities at Dec. 31, 2010		Interest	Assets	Due	Call	Call
(dollar amounts in millions)	Amount	rate	of trust (a)	date	date	price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	102.33	% (b)
BNY Capital IV	200	6.88	206	2028	2004	Par
BNY Capital V	350	5.95	361	2033	2008	Par
MEL Capital III (c)	311	6.37	300	2036	2016	Par
MEL Capital IV	500	6.24	500	-	2012	Par
Total	$1,661		$1,676
(a)	Junior subordinated debentures and interest in stock purchase contracts for Mellon Capital IV.
(b)	Call price decreases ratably to par in the year 2016.
(c)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.55 to £1, the rate of exchange on Dec. 31, 2010.

We have the option to shorten the maturity of BNY Capital IV to 2013 or extend the maturity to 2047. The BNY Capital Preferred Trust Securities have been converted to floating rate via interest rate swaps.

Note 16—Securitizations and variable interest entities

Variable Interest Entities

Accounting guidance on the consolidation of Variable Interest Entities (“VIEs”), is included in ASC 810,

Consolidation, and ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.”

Effective Jan. 1, 2010, the FASB approved ASU 2010-10 “Amendments for Certain Investment Funds,” which defers the requirements of ASU 2009-17 for asset managers’ interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies and for interests in money market funds.

122     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Accounting guidance on the consolidation of VIEs applies to certain entities in which the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional financial support, and
•	lack one or more of the following characteristics of a controlling financial interest:
•	The power through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance (ASU 2009-17 model).
•	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights (ASC 810 model).
•	The obligation to absorb the expected losses of the entity.
•	The right to receive the expected residual returns of the entity.

BNY Mellon’s VIEs generally include retail, institutional and alternative investment funds offered to its retail and institutional customers in which it acts as the fund’s investment manager. BNY Mellon earns management fees on these funds as well as performance fees in certain funds. It may also provide start-up capital in its new funds. These VIEs are included in the scope of ASU 2010-10 and are reviewed for consolidation based on the guidance in ASC 810.

BNY Mellon applies ASC 810 to its mutual funds, hedge funds, private equity funds, collective investment funds and real estate investment trusts. If these entities are determined to be VIEs, primary beneficiary calculations are prepared in accordance with ASC 810 to determine whether or not BNY Mellon is the primary beneficiary and required to consolidate the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the variable interests’ expected losses, receives a majority of its expected residual returns or both.

The primary beneficiary calculations include estimates of ranges and probabilities of losses and returns from the funds. The calculated expected gains and expected losses are allocated to the variable interest holders of the funds, which are generally the fund’s investors and which may include BNY Mellon, in order to determine which entity is required to consolidate the VIE, if any.

BNY Mellon has other VIEs, including securitization trusts, which are no longer considered QSPEs, and CLOs, in which BNY Mellon serves as the investment manager. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest. These VIEs are evaluated under the guidance included in ASU 2009-17. BNY Mellon has two securitizations and several CLOs, which are assessed for consolidation in accordance with ASU 2009-17.

The primary beneficiary of these VIEs is the entity whose variable interests provide it with a controlling financial interest, which includes the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE.

In order to determine if it has a controlling financial interest in these VIEs, BNY Mellon assesses the VIE’s purpose and design along with the risks it was designed to create and pass through to its variable interest holders. We also assess our involvement in the VIE and the involvement of any other variable interest holders in the VIE.

Generally, as the sponsor and the manager of its VIEs, BNY Mellon has the power to control the activities that significantly impact the VIE’s economic performance. Both a qualitative and quantitative analysis of BNY Mellon’s variable interests are performed to determine if BNY Mellon has the obligation to absorb losses of the VIE or the right to receive benefits of the VIE that could potentially be significant to the VIE. The analyses included assessments related to the expected performance of the VIEs and its related impact on BNY Mellon’s seed capital, management fees or residual interests in the VIEs. We also assess any potential impact the VIE’s expected performance has on our performance fees.

The following table presents the incremental assets and liabilities included in BNY Mellon’s consolidated financial statements, after applying intercompany eliminations, as of Dec. 31, 2010, based on the assessments performed in accordance with ASC 810 and ASU 2009-17. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital invested in the VIE by BNY Mellon.

BNY Mellon     123

Notes to Consolidated Financial Statements (continued)

Investments consolidated under ASC 810 at Dec. 31, 2010
(in millions)	Asset Management funds	Securitizations	Total consolidated investments
Available for sale	$-	$483	$483
Trading assets	14,121	-	14,121
Other assets	645	-	645
Total assets	$14,766	$483	$15,249
Trading liabilities	13,561	-	13,561
Other liabilities	2	386	388
Total liabilities	$13,563	$386	$13,949
Noncontrolling interests	$699	$-	$699

BNY Mellon voluntarily provided capital support agreements to certain VIEs (see below). With the exception of these agreements, we are not contractually required to provide financial or any other support to any of our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2010, the following assets related to the VIEs, where BNY Mellon is not the primary beneficiary, are included in its consolidated financial statements.

Non-consolidated VIEs at Dec. 31, 2010			Maximum loss exposure
(in millions)	Assets	Liabilities
Trading	$24	$-	$24
Other	34	-	34
Total	$58	$-	$58

The maximum loss exposure indicated in the above table relates solely to BNY Mellon’s seed capital or residual interests invested in the VIEs.

Credit supported VIEs

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

The table below shows the financial statement items related to non-consolidated VIEs to which we have provided credit support agreements at Dec. 31, 2010, and Dec. 31, 2009.

Credit supported VIEs at Dec. 31, 2010			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$-	$-	$13

Credit supported VIEs at Dec. 31, 2009			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$-	$14	$40

Consolidated credit supported VIEs

Certain funds have been created solely with securities that are subject to credit support agreements where we have agreed to absorb the majority of loss. Accordingly, these funds have been consolidated into BNY Mellon and have affected the following financial statement items at Dec. 31, 2010, and Dec. 31, 2009.

Consolidated credit supported VIEs at Dec. 31, 2010
(in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$53	$-	$53
Other	-	126	51
Total	$53	$126	$104

Consolidated credit supported VIEs at Dec. 31, 2009
(in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$47	$-	$47
Other	-	190	46
Total	$47	$190	$93

The maximum loss exposure shown above for the credit support agreements provided to BNY Mellon’s VIEs primarily reflects a complete loss on the Lehman Brothers Holdings Inc. securities for BNY Mellon’s clients that accepted our offer of support. As of Dec. 31, 2010, BNY Mellon recorded $126 million in liabilities related to its VIEs for which credit support agreements were provided.

124     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 17—Shareholders’ equity

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share, 100 million authorized shares of preferred stock with a par value of $0.01 per share. At Dec. 31, 2010, 1,241,530,195 shares of common stock were outstanding. There were no shares of preferred stock outstanding at Dec. 31, 2010.

In June 2010, BNY Mellon priced 25.9 million common shares in an underwritten public offering, at $27.00 per common share. In connection with this offering, BNY Mellon entered into a forward sale agreement with a forward purchaser, who borrowed and sold to the public through the underwriters shares of the Company’s common stock. BNY Mellon settled the forward sale agreement in September 2010 and received net proceeds of $677 million from this transaction.

Troubled Asset Relief Program

In 2008, BNY Mellon issued and sold to the U.S. Treasury $3 billion of preferred stock and a warrant to purchase shares of common stock in accordance with the terms of the Troubled Asset Relief Program Capital Purchase Program.

In 2009, BNY Mellon repurchased the Series B preferred stock for its $3 billion liquidation value. BNY Mellon recorded an after-tax redemption charge of $196.5 million in 2009, representing the difference between the amortized cost of the Series B preferred stock and the repurchase price.

Also in 2009, BNY Mellon repurchased for $136 million the warrant for 14,516,129 shares of our common stock.

Common stock repurchase program

On Dec. 18, 2007, our Board of Directors authorized the repurchase of up to 35 million shares of common stock. There were no shares repurchased under this program in 2010. At Dec. 31, 2010, 33.8 million shares were available for repurchase under the December 2007 program. There is no expiration date on this repurchase program.

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

As of Dec. 31, 2010 and 2009, the Parent and our bank subsidiaries were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets).

The following tables present the components of our Tier 1 and total risk-based capital, as well as our consolidated and largest bank subsidiary capital ratios at Dec. 31, 2010 and 2009.

Components of Tier 1 and total risk-based capital (a) (in millions)	Dec. 31,
	2010	2009
Tier 1 capital:
Common shareholders’ equity	$32,354	$28,977
Trust preferred securities	1,676	1,686
Adjustments for:
Goodwill and other intangibles (b)	(21,297)	(19,437)
Pensions/cash flow hedges	1,053	1,070
Securities valuation allowance	(170)	619
Merchant banking investment	(19)	(32)
Total Tier 1 capital	13,597	12,883
Tier 2 capital:
Qualifying unrealized gains on equity securities	5	3
Qualifying subordinated debt	2,381	3,429
Qualifying allowance for credit losses	571	665
Total Tier 2 capital	2,957	4,097
Total risk-based capital	$16,554	$16,980
Total risk-weighted assets	$101,407	$106,328
(a)	On a regulatory basis as determined under Basel 1 guidelines and including discontinued operations.
(b)	Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,625 million at Dec. 31, 2010, and $1,680 million at Dec. 31, 2009, and deferred tax liabilities associated with tax deductible goodwill of $816 million at Dec. 31, 2010, and $720 million at Dec. 31, 2009.

BNY Mellon     125

Notes to Consolidated Financial Statements (continued)

Consolidated and largest bank subsidiary capital ratios (a)	Dec. 31,
	2010	2009
Consolidated capital ratios:
Tier 1	13.4%	12.1%
Total capital	16.3	16.0
Leverage	5.8	6.5
Largest bank capital ratios:
Tier 1	11.4%	11.2%
Total capital	15.3	15.0
Leverage	5.3	6.3
(a)	For a banking institution to qualify as “well capitalized”, its Tier 1, Total (Tier 1 plus Tier 2) and leverage capital ratios must be at least 6%, 10% and 5%, respectively. To qualify as “adequately capitalized”, Tier 1, Total and leverage capital ratios must be at least 4%, 8% and 3%, respectively.

At Dec. 31, 2010, we had $1,676 million of trust preferred securities outstanding, net of issuance costs, all of which qualified as Tier 1 capital.

If a bank holding company or bank fails to qualify as “adequately capitalized,” regulatory sanctions and limitations are imposed. At Dec. 31, 2010, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the well capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2010 (in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$7,512	$4,667
Total capital	6,413	4,519
Leverage	1,802	592

Note 18—Comprehensive results

	Foreign currency translation		ASC 820 Adjustments		Unrealized gain (loss) on assets available for sale	Unrealized gain (loss) on cash flow hedges (a)	Total accumulated unrealized gain (loss)
			Pensions	Other post- retirement benefits
2008 beginning balance, net of tax (expense) benefit	$11		$(148)	$(73)	$(342)	$3	$(549)
Change in 2008, net of tax (expense) benefit of $(113), $566, $(6), $3,359, $(1), $3,805	(374)		(808)	7	(4,694)	45	(5,824)
Reclassification adjustment, net of tax (expense) benefit of $ -, $ -, $ -, $(645), $1, $(644)	-		-	-	983	(11)	972
2008 total unrealized gain (loss)	(374)		(808)	7	(3,711)	34	(4,852)
2008 ending balance, net of tax (expense) benefit	$(363)		$(956)	$(66)	$(4,053)	$37	$(5,401)
Adjustments for the cumulative effect of applying ASC 320, net of taxes of $-, $-, $-, $470, $-, $470	-		-	-	(676)	-	(676)
Adjusted balance at Jan. 1, 2009	(363)		(956)	(66)	(4,729)	37	(6,077)
Change in 2009, net of tax (expense) benefit of $(82), $14, $(34), $(489), $(1), $(592)	227		(46)	(1)	762	(16)	926
Reclassification adjustment, net of tax (expense) benefit $-, $-, $-, $(2,022), $-, $(2,022)	-		-	-	3,348	(32)	3,316
2009 total unrealized gain (loss)	227		(46)	(1)	4,110	(48)	4,242
2009 ending balance, net of tax (expense) benefit	$(136)		$(1,002)	$(67)	$(619)	$(11)	$(1,835)
Adjustments for the cumulative effect of applying ASC 810	-		-	-	24	-	24
Adjusted balance at Jan. 1, 2010	(136)		(1,002)	(67)	(595)	(11)	(1,811)
Change in 2010, net of tax (expense) benefit of $(68), $15, $(3), $(469), $-, $(525)	(319)		9	12	747	12	461
Reclassification/other adjustment, net of tax (expense) benefit $ -, $ -, $ -, $12, $2, $14	(18	) (b)	-	-	18 (b)	(5)	(5)
2010 total unrealized gain (loss)	(337)		9	12	765	7	456
2010 ending balance, net of tax (expense) benefit	$(473)		$(993)	$(55)	$170	$(4)	$(1,355)
(a)	Includes unrealized gain (loss) on foreign currency cash flow hedges of $- million, $(1) million and $7 million at Dec. 31, 2010, Dec. 31, 2009 and Dec. 31, 2008, respectively.
(b)	Includes a net reclassification adjustment of $14 million to retained earnings from other comprehensive income.

126     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 19—Stock–based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees of BNY Mellon. At Dec. 31, 2010, under the Long-Term Incentive Plan approved in April 2008, we may issue 33,594,759 new options. Of this amount, 18,986,212 shares may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $25 million in 2010 and $16 million in 2009, respectively.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and ten years from the date of grant.

The compensation cost that has been charged against income was $87 million, $86 million and $108 million for 2010, 2009 and 2008, respectively. The total income tax benefit recognized in the income statement was $35 million, $35 million and $44 million for 2010, 2009 and 2008, respectively.

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2010	2009	2008
Dividend yield	2.2%	3.1%	2.2%
Expected volatility	32	34	27
Risk-free interest rate	2.94	2.22	2.91
Expected option lives (in years)	6.6	5.9	5.5

For 2010 and 2009, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.
•	We use historical data to estimate option exercises and employee terminations within the valuation model.
•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.
•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2010, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted- average remaining contractual term (in years)
Balance at Dec. 31, 2009	95,087,155	36.36
Granted	13,745,030	30.25
Exercised	(1,459,030)	21.58
Canceled	(14,832,684)	39.31
Balance at Dec. 31, 2010	92,540,471	$35.21	5.2
Vested and expected to vest at Dec. 31, 2010	91,733,097	35.28	5.2
Exercisable at Dec. 31, 2010	62,801,038	37.93	3.7

BNY Mellon     127

Notes to Consolidated Financial Statements (continued)

Stock options outstanding at Dec. 31, 2010
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding at Dec. 31, 2010	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Exercisable at Dec. 31, 2010	Weighted- average exercise price
$ 18 to 31	37,578,663	6.84	$25.13	15,031,644	$25.18
31 to 41	26,633,896	4.38	$37.11	24,744,764	$36.91
41 to 51	23,189,116	4.56	$44.51	17,885,834	$44.52
51 to 60	5,138,796	0.12	$57.24	5,138,796	$57.24
$ 18 to 60	92,540,471	5.19	$35.21	62,801,038	$37.93
(a)	At Dec. 31, 2009 and 2008, 65,703,148 and 66,280,895 options were exercisable at an average price per common share of $38.96 and $38.71, respectively.

Aggregate intrinsic value of options (in millions)	2010	2009	2008
Outstanding at Dec. 31,	$193	$167	$31
Exercisable at Dec. 31,	$77	$26	$31

The weighted-average fair value of options at grant date was $8.38 in 2010, $4.59 in 2009 and $10.33 in 2008.

The total intrinsic value of options exercised during the years ended Dec. 31, 2010, 2009 and 2008 was $12 million, $3 million and $53 million, respectively.

As of Dec. 31, 2010, there was $146 million of total unrecognized compensation cost related to nonvested options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of two years.

Cash received from option exercises for the years ended Dec. 31, 2010, 2009 and 2008, was $31 million, $16 million and $182 million, respectively. The actual tax benefit realized for the tax deductions from options exercised totaled $1 million, $4 million and $14 million for the years ended Dec. 31, 2010, 2009 and 2008, respectively.

Restricted stock, restricted stock units (“RSU”) and Total Shareholder Return awards

Restricted stock and RSUs are granted under our Long-Term Incentive Plans at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued

employment, for a specified period. The recipient of a share of restricted stock is entitled to voting rights and generally is entitled to dividends on the common stock. An RSU entitles the recipient to receive a share of common stock after the applicable restrictions lapse. The recipient generally is entitled to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding but does not receive voting rights.

In March 2008, BNY Mellon granted Total Shareholder Return (“TSR”) awards. Under the terms of the TSR Performance share awards, a target award comprised of restricted stock was granted to an employee at the beginning of the three-year performance period beginning on Jan. 1, 2008 through Dec. 31, 2010. BNY Mellon’s actual TSR for the performance period is compared to the results of a peer group (weighted two-thirds) and an S&P 500 Financial Services Index (weighted one-third). Any dividends earned during the vesting period are held in escrow and are paid out at the end of the performance period along with the actual shares earned based on BNY Mellon’s performance relative to the two peer groups. There were 241,084 total TSR awards outstanding as of Dec. 31, 2010.

The fair value of restricted stock, RSUs and TSRs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period of one to seven years. The total compensation expense recognized for restricted stock, RSUs and TSRs was $119 million, $124 million and $134 million recognized in 2010, 2009 and 2008, respectively.

128     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table summarizes our nonvested restricted stock, RSU and TSR activity for 2010.

Nonvested restricted stock, RSUs and TSRs activity	Number of shares	Weighted- average fair value
Nonvested restricted stock, RSUs and TSRs at Dec. 31, 2009	10,538,540	$33.48
Granted	4,959,756	29.49
Vested	(3,427,013)	40.02
Forfeited	(751,507)	30.31
Nonvested restricted stock, RSUs and TSRs at Dec. 31, 2010	11,319,776	$29.96

As of Dec. 31, 2010, $119 million of total unrecognized compensation costs related to nonvested restricted stock, RSUs and TSRs is expected to be recognized over a weighted-average period of approximately two years.

Subsidiary Long-Term Incentive plans

BNY Mellon also has several subsidiary Long-Term Incentive Plans which have issued restricted subsidiary shares to certain employees. These share awards are subject to forfeiture until certain restrictions have lapsed, including continued

employment for a specified period of time. The shares are non-voting and non-dividend paying. Once the restrictions lapse, which are generally 3-5 years, the shares can only be sold, at the option of the employee, to BNY Mellon at a price based generally on the fair value of the subsidiary at the time of repurchase. In certain instances BNY Mellon has an election to call the shares.

Note 20—Employee benefit plans

BNY Mellon has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post retirement healthcare plans.

BNY Mellon     129

Notes to Consolidated Financial Statements (continued)

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2010	2009	2010	2009	2010	2009	2010	2009
Weighted-average assumptions used to determine benefit obligations
Discount rate	5.71%	6.21%	5.29%	5.74%	5.71%	6.21%	5.40%	5.85%
Rate of compensation increase	3.50	3.50	4.47	4.64	3.50	3.50	-	-
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(2,835)	$(2,559)	$(555)	$(365)	$(242)	$(269)	$(3)	$(2)
Service cost	(90)	(96)	(28)	(20)	(2)	(2)	-	-
Interest cost	(171)	(160)	(30)	(24)	(14)	(16)	-	-
Employee contributions	-	-	(1)	(1)	-	-	-	-
Amendments	26	-	(3)	-	-	-	-	-
Actuarial gain (loss)	(224)	(185)	(28)	(121)	5	21	-	-
(Acquisitions) divestitures	-	-	(11)	-	-	-	-	-
Benefits paid	155	165	10	10	21	24	-	-
Foreign exchange adjustment	N/A	N/A	20	(34)	N/A	N/A	-	(1)
Benefit obligation at end of period	(3,139)	(2,835)	(626)	(555)	(232)	(242)	(3)	(3)
Change in fair value of plan assets
Fair value at beginning of period	3,331	2,673	540	387	66	56	-	-
Actual return on plan assets	427	479	70	74	5	10	-	-
Employer contributions	25	344	21	50	21	24	-	-
Employee contributions	-	-	1	1	-	-	-	-
(Acquisitions) divestitures	-	-	10	-	-	-	-	-
Benefit payments	(155)	(165)	(10)	(10)	(21)	(24)	-	-
Foreign exchange adjustment	N/A	N/A	(21)	38	N/A	N/A	-	-
Fair value at end of period	3,628	3,331	611	540	71	66	-	-
Funded status at end of period	$489	$496	$(15)	$(15)	$(161)	$(176)	$(3)	$(3)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$1,582	$1,552	$177	$200	$56	$65	$(4)	$(6)
Prior service cost (credit)	(94)	(82)	3	-	(4)	(4)	-	-
Net initial obligation (asset)	-	-	-	-	8	12	-	-
Total (before tax effects)	$1,488	$1,470	$180	$200	$60	$73	$(4)	$(6)
(a)	The benefit obligation for pension benefits is the projected benefit obligation and for healthcare benefits, it is the accumulated benefit obligation.

Net periodic benefit cost (credit)	Pension Benefits							Healthcare Benefits
	Domestic				Foreign			Domestic			Foreign
(dollar amounts in millions)	2010	2009		2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$3,861	$3,651		$3,706	$529	$459	$542	$76	$77	$77	N/A	N/A	N/A
Discount rate	6.21%	6.38%		6.38%	5.74%	6.18%	5.75%	6.21%	6.38%	6.38%	5.85%	6.25%	5.80%
Expected rate of return on plan assets	8.00	8.00		8.00	6.69	6.40	7.28	8.00	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	3.50	3.50		3.50	4.64	4.11	4.43	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit cost (credit):
Service cost	$90	$96		$84	$28	$20	$27	$2	$2	$3	$-	$-	$-
Interest cost	171	160		142	30	24	26	14	16	17	-	-	-
Expected return on assets	(303)	(295)		(290)	(37)	(32)	(37)	(6)	(6)	(6)	-	-	-
Amortization of:
Net initial obligation (asset)	-	-		-	-	-	-	4	4	4	-	-	-
Prior service cost (credit)	(14)	(14)		(10)	-	-	-	-	-	-	-	-	-
Net actuarial (gain) loss	71	26		11	11	3	3	5	5	5	(1)	(1)	-
Settlement (gain) loss	-	5		10	-	-	-	-	-	-	-	-	-
Other	-	(10)		14	-	-	-	-	-	-	-	-	-
Net periodic benefit cost (credit)	$15	$(32	)(a)	$(39)	$32	$15	$19	$19	$21	$23	$(1)	$(1)	$-
(a)	Includes discontinued operations.

130     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Changes in other comprehensive (income) loss in 2010	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$101	$(10)	$(4)	$-
Recognition of prior years net (loss)	(71)	(11)	(5)	1
Prior service cost (credit) arising during period	(26)	3	-	-
Recognition of prior years’ service (cost) credit	14	-	-	-
Recognition of net initial (obligation) asset	-	-	(4)	-
Foreign exchange adjustment	N/A	(2)	N/A	1
Total recognized in other comprehensive (income) loss (before tax effects)	$18	$(20)	$(13)	$2

Amounts expected to be recognized in net periodic benefit cost (income) in 2011 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
(Gain) loss recognition	$109	$14	$4	$1
Prior service cost recognition	(16)	-	-	-
Net initial obligation (asset) recognition	-	-	4	-

	Domestic		Foreign
(in millions)	2010	2009	2010	2009
Pension benefits:
Prepaid benefit cost	$680	$681	$52	$33
Accrued benefit cost	(191)	(185)	(67)	(48)
Total pension benefits	$489	$496	$(15)	$(15)
Healthcare benefits:
Accrued benefit cost	$(161)	$(176)	$(3)	$(3)
Total healthcare benefits	$(161)	$(176)	$(3)	$(3)

The accumulated benefit obligation for all defined benefit plans was $3.6 billion at Dec. 31, 2010, and $3.2 billion at Dec. 31, 2009.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2010	2009	2010	2009
Projected benefit obligation	$212	$205	$32	$41
Accumulated benefit obligation	211	205	26	38
Fair value of plan assets	21	20	2	14

For information on pension assumptions see the “Critical accounting estimates” section.

Assumed healthcare cost trend—Domestic post-retirement healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2011 is 8.00% decreasing to 5.00% in 2016. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2016 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the accumulated post-retirement benefit obligation by $14.9 million, or 6%, and the sum of the service and interest costs by $0.9 million, or 6%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $13.4 million, or 6%, and the sum of the service and interest costs by $0.8 million, or 6%.

Assumed healthcare cost trend—Foreign post-retirement healthcare benefits

An increase in the healthcare cost trend rate of one percentage point for each year would increase the accumulated post-retirement benefit obligation by less than $1 million and the sum of the service and interest costs by less than $1 million. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by less than $1 million and the sum of the service and interest costs by less than $1 million.

Investment strategy and asset allocation

BNY Mellon is responsible for the administration of various pension and healthcare post-retirement benefits plans, both domestically and internationally. Prior to July 21, 2008, the plans were administered by The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s respective Benefits Committees. Since July 21, 2008, the domestic plans

BNY Mellon     131

Notes to Consolidated Financial Statements (continued)

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

Our pension assets were invested as follows at Dec. 31, 2010 and 2009:

Asset allocations	Domestic		Foreign
	2010	2009	2010	2009
Equities	57%	55%	55%	54%
Fixed income	33	33	28	29
Private equities	3	3	-	-
Alternative investment	6	8	9	10
Real estate	-	-	3	4
Cash	1	1	5	3
Total pension benefits	100%	100%	100%	100%

We held no BNY Mellon Corporation stock in our pension plans at Dec. 31, 2009 and 2010. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2011 of $26 million for the domestic plans and $57 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2011 of $21 million for the domestic plans and less than $1 million for the foreign plans.

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

(in millions)	Domestic	Foreign
Pension benefits:
Year 2011	$172	$10
2012	174	9
2013	183	12
2014	194	11
2015	204	13
2016-2020	1,173	90
Total pension benefits	$2,100	$145
Healthcare benefits:
Year 2011	$21	$-
2012	21	-
2013	21	-
2014	22	-
2015	22	-
2016-2020	104	1
Total healthcare benefits	$211	$1

Effective Jan. 1, 2011, the U.S. pension plan was amended to reduce benefits earned by participants for service after 2010, and to freeze plan participation such that no new employees will enter the plan after Dec. 31, 2010.

Fair value measurement of plan assets

In accordance with ASC 715, BNY Mellon has established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820 which is detailed in Note 23 to the Consolidated Financial Statements.

The following is a description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy.

132     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Venture capital investments and partnership interests

There are no readily available market quotations for these funds. The fair value of the investments is based on the Plan’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis. The Plan’s venture capital investments and partnership interests are valued at NAV as a practical expedient for fair value.

Collective trust funds

There are no readily available market quotations for these funds. The fair value of the fund is based on the securities in the portfolio, which typically is the amount that the fund might reasonably expect to receive for the securities upon a sale. These funds are either valued on a daily or monthly basis.

Corporate debt and government obligations

Certain corporate debt and government obligations are valued at the closing price reported in the active market in which the bonds are traded. Other corporate debt and government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

U.S. Treasury securities

Treasury securities are valued at the closing price reported in the active market in which the individual security is traded.

Fund of funds

There are no readily available market quotations for these funds. The fair value of the fund is based on NAVs of the funds in the portfolio, which reflects the value of the underlying securities. The fair value of the underlying securities is typically the amount that the fund might reasonably expect to receive upon selling those hard to value or illiquid securities within the portfolios. For securities that are readily valued, fair value is the closing price at the end of the period. These funds are valued on a monthly basis.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2010, by captions and by ASC 820 valuation hierarchy (as described above).

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total fair value
Collective trust funds	$-	$1,181	$-	$1,181
Common and preferred stock	778	-	-	778
Corporate debt obligations	-	777	-	777
U.S. and sovereign government obligations	272	209	-	481
Fund of funds	-	159	134	293
Venture capital and partnership interests	-	-	115	115
Exchange traded funds	3	-	-	3
Total domestic plan assets, at fair value	$1,053	$2,326	$249	$3,628

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common stock	$234	$97	$-	$331
Sovereign government obligations	57	46	-	103
Corporate debt obligations	-	81	-	81
Cash and currency	26	-	-	26
Venture capital and partnership interests	-	-	41	41
Collective trust funds	-	29	-	29
Total foreign plan assets, at fair value	$317	$253	$41	$611

BNY Mellon     133

Notes to Consolidated Financial Statements (continued)

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2009
(in millions)	Level 1	Level 2	Level 3	Total fair value
Collective trust funds	$-	$972	$-	$972
Corporate debt obligations	-	795	-	795
Common and preferred stock	718	-	-	718
U.S. and sovereign government obligations	374	96	-	470
Fund of funds	-	142	121	263
Venture capital and partnership interests	-	-	110	110
Exchange traded funds	3	-	-	3
Total domestic plan assets, at fair value	$1,095	$2,005	$231	$3,331

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2009
(in millions)	Level 1	Level 2	Level 3	Total fair value
Collective trust funds	$-	$266	$-	$266
Common stock	176	-	-	176
Sovereign government obligations	39	-	-	39
Venture capital and partnership interests	-	-	36	36
Cash and currency	14	-	-	14
Corporate debt obligations	-	9	-	9
Total foreign plan assets, at fair value	$229	$275	$36	$540

At Dec. 31, 2010, BNY Mellon had $351 million of pension and post retirement plan assets in alternative investment funds valued using net asset value. These investments are redeemable at net asset value under agreements with the underlying funds. These investments include $125 million that contain a redemption provision which requires notice of 90 days.

Our alternative investment funds consist primarily of venture capital and partnership interests and hedge fund of funds. As of Dec. 31, 2010, there were $41 million of unfunded commitments relating to our venture capital and partnership interests.

Changes in Level 3 fair value measurements

The table below includes a rollforward of the plan assets for the years ended Dec. 31, 2010 and 2009 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2010
(in millions)	Fair value at Dec. 31, 2009	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2010	Changes in unrealized gains and (losses) related to plan assets held at Dec. 31, 2010
Venture capital and partnership interests	$110	$8	$(3)	$-	$115	$2
Fund of funds	121	5	8	-	134	2
Total plan assets at fair value	$231	$13	$5	$-	$249	$4

Fair value measurements using significant unobservable inputs—foreign plans for the year ended Dec. 31, 2010
(in millions)	Fair value at Dec. 31, 2009	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2010	Change in unrealized gains and (losses) related to plan assets held at Dec. 31, 2010
Venture capital and partnership interests	$36	$5	$-	$-	$41	$5
Total plan assets at fair value	$36	$5	$-	$-	$41	$5

134     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2009
(in millions)	Fair value at Dec. 31, 2008	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2009	Changes in unrealized gains and (losses) related to plan assets held at Dec. 31, 2009
Venture capital and partnership interests	$108	$(3)	$5	$-	$110	$(13)
Fund of funds	81	8	32	-	121	1
Total plan assets at fair value	$189	$5	$37	$-	$231	$(12)

Fair value measurements using significant unobservable inputs—foreign plans for the year ended Dec. 31, 2009
(in millions)	Fair value at Dec. 31, 2008	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2009	Change in unrealized gains and (losses) related to plan assets held at Dec. 31, 2009
Venture capital and partnership interests	$33	$3	$-	$-	$36	$3
Total plan assets at fair value	$33	$3	$-	$-	$36	$3

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

Contributions are made equal to required principal and interest payments on borrowings by the ESOP. At Dec. 31, 2010, and Dec. 31, 2009, the ESOP owned 7.4 million and 8.1 million shares of our stock, respectively. The fair value of total ESOP assets was $228 million and $246 million at Dec. 31, 2010, and Dec. 31, 2009. There were no contributions in 2010, 2009 or 2008. There was no ESOP related expense in 2010, 2009 and 2008.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $106 million in 2010, $98 million in 2009 and $107 million in 2008.

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

Note 21—Company financial information

Our bank subsidiaries are subject to dividend limitations under the Federal Reserve Act, as well as national and state banking laws. Under these statutes, prior regulatory consent is required for dividends in any year that would exceed the bank’s net profits for such year combined with retained net profits for the prior two years. Additionally, such bank subsidiaries may not declare dividends in excess of net profits on hand, as defined, after deducting the amount by which the principal amount of all loans, on which interest is past due for a period of six months or more, exceeds the allowance for credit losses. The Bank of New York Mellon, which is a New York state chartered bank, is also prohibited from paying dividends in excess of net profits. As a result of charges recorded in 2009 related to the restructuring of the investment securities portfolio, The Bank of New York Mellon and BNY Mellon, N.A. are required to obtain consent from our regulators prior to paying a dividend. Despite this limitation, management estimates that liquidity at the Parent will continue to be sufficient to meet BNY Mellon’s ongoing quarterly dividends at the current rate as well as any increase to the dividend approved as part of our capital plan which was submitted to the Federal Reserve in 2011.

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2010, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

The bank subsidiaries declared dividends of $239 million in 2010, $659 million in 2009 and $575 million in 2008. The Federal Reserve Board and the OCC have issued additional guidelines that require

BNY Mellon     135

Notes to Consolidated Financial Statements (continued)

bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve Board has issued a policy statement with respect to the payment of cash dividends by bank holding companies. The policy statement provides that as a matter of prudent banking, a bank holding company should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board can also prohibit a dividend if payment would constitute an unsafe or unsound banking practice. Any increase in BNY Mellon’s ongoing quarterly dividends would require consultation with the Federal Reserve. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

On Nov. 17, 2010, the Federal Reserve issued Revised Temporary Addendum to SR letter 09-4. The letter described the process the Federal Reserve will follow to assess comprehensive capital plans of the 19 Supervisory Capital Assessment Program bank holding companies including any request to take capital actions such as increased dividends or stock buybacks. The comprehensive capital plans, which were prepared using Basel I capital guidelines, included bank developed baseline and stress projections as well as a supervisory stress projection using adverse macroeconomic assumptions provided by the Federal Reserve.

The Company also provided the Federal Reserve with projections covering the time period it will take us to fully comply with Basel III capital guidelines, including the 7% Tier 1 common, 8.5% Tier 1, and 3% leverage ratios. Certain templates were submitted to the Federal Reserve on Dec. 22, 2010 and the capital plan was filed by Jan. 7, 2011. The Federal Reserve is expected to provide a response to first quarter capital actions, such as a dividend increase and share repurchases, no later than March 21, 2011 and feedback on the comprehensive capital plan by April 30, 2011.

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $2.2 billion and $2.0 billion for the years 2010 and 2009, respectively.

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

136     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation) (a)

Year ended Dec. 31
(in millions)	2010	2009	2008
Dividends from bank subsidiaries	$200	$611	$495
Dividends from nonbank subsidiaries	74	176	237
Interest revenue from bank subsidiaries	211	228	214
Interest revenue from nonbank subsidiaries	131	146	234
Gain (loss) on securities held for sale	5	(2)	(72)
Other revenue	73	81	54
Total revenue	694	1,240	1,162
Interest (including $14 in 2010, $23 in 2009 and $79 in 2008 to subsidiaries)	285	366	710
Other expense	221	338	737
Total expense	506	704	1,447
Income (loss) before income taxes and equity in undistributed net income of subsidiaries	188	536	(285)
Provision (benefit) for income taxes	(465)	(357)	(433)
Equity in undistributed net income (loss):
Bank subsidiaries	1,630	(2,271)	875
Nonbank subsidiaries	235	294	396
Net income (loss)	2,518	(1,084)	1,419
Redemption charge and preferred dividends	-	(283)	(33)
Net income (loss) applicable to common shareholders’ of The Bank of New York Mellon	$2,518	$(1,367)	$1,386
(a)	Includes results of discontinued operations and the extraordinary loss in 2008.

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2010	2009
Assets:
Cash and due from banks	$3,452	$4,649
Securities	219	233
Loans—net of allowance	52	113
Investment in and advances to subsidiaries and associated companies:
Banks	26,349	23,671
Other	20,578	19,420
Subtotal	46,927	43,091
Corporate-owned life insurance	650	1,058
Other assets	3,014	2,757
Total assets	$54,314	$51,901
Liabilities:
Deferred compensation	$497	$500
Commercial paper	10	12
Affiliate borrowings	3,344	3,355
Other liabilities	2,682	2,649
Long-term debt	15,427	16,408
Total liabilities	21,960	22,924
Shareholders’ equity	32,354	28,977
Total liabilities and shareholders’ equity	$54,314	$51,901

BNY Mellon     137

Notes to Consolidated Financial Statements (continued)

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

Year ended Dec. 31
(in millions)	2010	2009	2008
Operating activities:
Net income (loss)	$2,518	$(1,084)	$1,419
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Amortization	14	13	17
Equity in undistributed net (income)/loss of subsidiaries	(1,865)	1,977	(1,271)
Change in accrued interest receivable	2	(41)	58
Change in accrued interest payable	2	(1)	2
Change in taxes payable (a)	(321)	(482)	(84)
Other, net	179	(455)	880
Net cash provided by/(used in) operating activities	529	(73)	1,021
Investing activities:
Purchases of securities	(5)	(9)	(198)
Proceeds from sales of securities	43	129	346
Change in loans	61	110	11
Acquisitions of, investments in, and advances to subsidiaries	(1,002)	(566)	(1,131)
Other, net	208	-	9
Net cash used in investing activities	(695)	(336)	(963)
Financing activities:
Net change in commercial paper	(2)	(4)	(49)
Proceeds from issuance of long-term debt	1,347	3,350	2,647
Repayments of long-term debt	(2,614)	(1,277)	(3,814)
Change in advances from subsidiaries	(10)	59	321
Issuance of common stock	728	1,387	222
Treasury stock acquired	(41)	(28)	(308)
Cash dividends paid	(440)	(673)	(1,129)
Series B preferred stock issued/(repurchased)	-	(3,000)	2,779
Warrant issued/(repurchased)	-	(136)	221
Tax benefit realized on share based payment awards	1	4	14
Net cash (used in)/provided by financing activities	(1,031)	(318)	904
Change in cash and due from banks	(1,197)	(727)	962
Cash and due from banks at beginning of year	4,649	5,376	4,414
Cash and due from banks at end of year	$3,452	$4,649	$5,376
Supplemental disclosures
Interest paid	$284	$367	$708
Income taxes paid (b)	$442	$1,013	$891
Income taxes refunded (b)	178	609	37
(a)	Includes payments received from subsidiaries for taxes of $900 million in 2010, $967 million in 2009 and $1,025 million in 2008.
(b)	Includes discontinued operations.

Note 22—Fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods – see Note 1 to the Consolidated Financial Statements. The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions we used are discount rates ranging principally from 0.12% to 6.46% at Dec. 31, 2010, and 0.05% to 6.27% at Dec. 31, 2009. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

Note 23, “Fair value measurement” presents assets and liabilities measured at fair value by the three level valuation hierarchy established under ASC 820, as well as a roll forward schedule of fair value measurements using significant unobservable inputs. Note 24, “Fair value option” presents the instruments for which fair value accounting was elected and the corresponding income statement impact of those instruments. A summary of the practices used for determining fair value is as follows.

Interest-bearing deposits with banks

The fair value of interest-bearing deposits with banks is based on discounted cash flows.

Securities, trading activities, and derivatives used for ALM

The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes or pricing models. Fair value amounts for derivative instruments, such as options, futures and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of over-the-counter interest rate swaps is the discounted value of projected future cash flows, adjusted for other factors including, but not limited to and if applicable, optionality and implied volatilities, as well as counterparty credit.

138     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Loans and commitments

For residential mortgage loans, fair value is estimated using discounted cash flow analyses, adjusting where appropriate for prepayment estimates, using interest rates currently being offered for loans with similar terms and maturities to borrowers. To determine the fair value of other types of loans, BNY Mellon uses discounted future cash flows using current market rates. The fair value of commitments to extend credit, standby letters of credit and commercial letters of credit is based upon the cost to settle the commitment.

Other financial assets

Fair value is assumed to equal carrying value for these assets due to their short maturity.

Deposits, borrowings and long-term debt

The fair value of noninterest-bearing deposits and payables to customers and broker-dealers is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings and long-term debt is based upon current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues.

Summary of financial instruments
	Dec. 31, 2010		Dec. 31, 2009
(in millions)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Interest-bearing deposits with banks	$50,200	$50,253	$56,302	$56,374
Securities	72,440	71,944	60,461	60,544
Trading assets	6,276	6,276	6,001	6,001
Loans and commitments	34,163	34,241	32,673	32,712
Derivatives used for ALM	834	834	422	422
Other financial assets	31,167	31,167	18,793	18,793
Total financial assets	195,080	194,715	174,652	174,846
Assets of discontinued operations	278	278	2,242	2,242
Assets of consolidated asset management funds – primarily trading	14,766	14,766	-	-
Non-financial assets	37,135		35,330
Total assets	$247,259		$212,224
Liabilities:
Noninterest-bearing deposits	$38,703	$38,703	$33,477	$33,477
Interest-bearing deposits	106,636	107,417	101,573	101,570
Payables to customers and broker-dealers	9,962	9,962	10,721	10,721
Borrowings	8,599	8,599	3,922	3,922
Long-term debt	16,517	17,120	17,234	17,110
Trading liabilities	6,911	6,911	6,396	6,396
Derivatives used for ALM	44	44	71	71
Total financial liabilities	187,372	188,756	173,394	173,267
Liabilities of discontinued operations	-	-	1,608	1,608
Liabilities of consolidated asset management funds – primarily trading	13,563	13,563	-	-
Non-financial liabilities	13,167		8,219
Total liabilities	$214,102		$183,221

BNY Mellon     139

Notes to Consolidated Financial Statements (continued)

The table below summarizes the carrying amount of the hedged financial instruments and the related notional amount of the hedge and estimated fair value (unrealized gain (loss)) of the derivatives that were linked to these items:

Hedged financial instruments	Carrying amount	Notional amount	Unrealized
(in millions)			Gain	(Loss)
At Dec. 31, 2010:
Securities held-for-sale	$2,170	$2,168	$51	$(3)
Deposits	27	25	3	-
Long-term debt	12,540	11,774	780	(41)
At Dec. 31, 2009:
Loans	$1	$1	$-	$-
Securities held-for-sale	216	211	-	(12)
Deposits	26	25	-	(4)
Long-term debt	12,378	11,599	422	(55)

Note 23—Fair value measurement

The guidance related to “Fair Value Measurement”, included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and expands the disclosures about instruments measured at fair value. ASC 820 requires consideration of a company’s own creditworthiness when valuing liabilities.

The standard provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The objective is to determine from weighted indicators of fair value a reasonable point within the range that is most representative of fair value under current market conditions.

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

Most derivative contracts are valued using internally developed models which are calibrated to observable market data and employ standard market pricing theory for their valuations. An initial “risk-neutral” valuation is performed on each position assuming time-discounting based on a AA credit curve. Then, to arrive at a fair value that incorporates counterparty credit risk, a credit adjustment is made to these results by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using BNY Mellon’s own credit spreads, as implied by the credit default swap market. Accordingly, the valuation of our derivative position is sensitive to the current changes in our own credit spreads as well as those of our counterparties.

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

140     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include debt and equity securities and derivative financial instruments actively traded on exchanges and U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over the counter markets.

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

Securities

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain agency and

BNY Mellon     141

Notes to Consolidated Financial Statements (continued)

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

Specifically, the pricing sources obtain recent transactions for similar types of securities (e.g., vintage, position in the securitization structure) and ascertain variables such as discount rate and speed of prepayment for the types of transaction and apply such variables to similar types of bonds. We view these as observable transactions in the current marketplace and classify such securities as Level 2. Pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price.

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

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. Securities classified within Level 3 primarily include other retained interests in securitizations, securities of state and political subdivisions and other debt securities.

At Dec. 31, 2010, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities were priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the ASC 820 hierarchy.

Consolidated collateralized loan obligations

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Based on the structure of the CLOs, the valuation of the assets is attributable to the senior note holders. Changes in the values of assets and liabilities are reflected in the income statement as investment income and interest of asset management fund note holders, respectively.

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

Derivatives valued using models with significant unobservable market parameters and that are traded less actively or in markets that lack two-way flow, are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps, where swap rates may be unobservable for longer maturities; and certain credit products, where correlation and recovery rates are unobservable. Certain interest rate swaps with counterparties that are highly structured entities require significant judgment and analysis to adjust the value determined by standard pricing models. The fair value of these interest rate swaps compose less than 1% of our derivative financial instruments. Additional disclosures of derivative instruments are provided in Note 26 to the Consolidated Financial Statements.

Seed capital

In our Asset Management business we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors; as part of that activity we make seed capital investments in certain funds. Seed capital is included in trading assets, securities available-for-sale and other assets, depending on the

142     BNY Mellon

Notes to Consolidated Financial Statements (continued)

nature of the investment. When applicable, we value seed capital based on the published net asset value (“NAV”) of the fund. We include funds in which ownership interests in the fund are publicly traded in an active market and institutional funds in which investors trade in and out daily in Level 1 of the valuation hierarchy. We include open-end funds where investors are allowed to sell their ownership interest back to the fund less frequently than daily and where our interest in the fund contains no other rights or obligations in Level 2 of the valuation hierarchy. However, we generally include investments in funds that allow investors to sell their ownership interest back to the fund less frequently than monthly in Level 3, unless actual redemption prices are observable.

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

Private equity investments

Our other business includes holdings of nonpublic private equity investment through funds managed by third party investment managers. We value private equity investments initially based upon the transaction price, which we subsequently adjust to reflect expected exit values as evidenced by financing and sale transactions with third parties or through ongoing reviews by the investment managers. Nonpublic private equity investments are included in Level 3 of the valuation hierarchy.

Private equity investments also include publicly held equity investments, generally obtained through the initial public offering of privately held equity investments. These equity investments are often held in a partnership structure. Publicly held investments are marked to market at the quoted public value less adjustments for regulatory or contractual sales restrictions or adjustments to reflect the difficulty in selling a partnership interest.

Discounts for restrictions are quantified by analyzing the length of the restriction period and the volatility of the equity security. Publicly held investments are primarily classified in Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value at Dec. 31, 2010 and 2009, by caption on the consolidated balance sheet and by ASC 820 valuation hierarchy (as described above). We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us. There were no transfers between Level 1 and Level 2 during 2010.

BNY Mellon     143

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2010 (dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)		Total carrying value
Available-for-sale securities:
U.S. Treasury	$12,609	$-	$-	$-		$12,609
U.S. Government agencies	-	1,005	-	-		1,005
Sovereign debt	27	8,522	-	-		8,549
State and political subdivisions	-	498	10	-		508
Agency RMBS	-	19,727	-	-		19,727
Alt-A RMBS	-	470	-	-		470
Prime RMBS	-	1,227	-	-		1,227
Subprime RMBS	-	508	-	-		508
Other RMBS	-	1,331	-	-		1,331
Commercial MBS	-	2,639	-	-		2,639
Asset-backed CLOs	-	249	-	-		249
Other asset-backed securities	-	539	-	-		539
Equity securities (b)	18	29	-	-		47
Money markets funds	2,538	-	-	-		2,538
Other debt securities (b)	91	3,193	58	-		3,342
Foreign covered bonds	2,260	608	-	-		2,868
Alt-A RMBS (c)	-	2,513	-	-		2,513
Prime RMBS (c)	-	1,825	-	-		1,825
Subprime RMBS (c)	-	158	-	-		158
Total securities available-for-sale	17,543	45,041	68	-		62,652
Trading assets:
Debt and equity instruments (d)	1,598	710	32	-		2,340
Derivative assets:
Interest rate	272	15,260	119	N/A
Foreign exchange	3,561	100	-	N/A
Equity	79	370	-	N/A
Other	1	1	-	N/A
Total derivative assets	3,913	15,731	119	(15,827	) (g)	3,936
Total trading assets	5,511	16,441	151	(15,827)		6,276
Loans	-	-	6	-		6
Other assets (e)	52	910	113	-		1,075
Subtotal assets of operations at fair value	$23,106	$62,392	$338	$(15,827)		$70,009
Percent of assets prior to netting	26.9%	72.7%	0.4%
Assets of consolidated asset management funds:
Trading assets	279	13,842	-	-		14,121
Other assets	499	144	2	-		645
Total assets of consolidated asset management funds	778	13,986	2	-		14,766
Total assets	$23,884	$76,378	$340	$(15,827)		$84,775
Percent of assets prior to netting	23.8%	75.9%	0.3%
Trading liabilities:
Debt and equity instruments	$1,277	$443	$6	$-		$1,726
Derivative liabilities:
Interest rate	-	16,126	149	N/A
Foreign exchange	3,648	59	-	N/A
Equity	54	304	22	N/A
Other	-	4	-	N/A
Total derivative liabilities	3,702	16,493	171	(15,181	) (g)	5,185
Total trading liabilities	4,979	16,936	177	(15,181)		6,911
Long-term debt	-	269	-	-		269
Other liabilities (f)	115	473	2	-		590
Subtotal liabilities at fair value	$5,094	$17,678	$179	$(15,181)		$7,770
Percent of liabilities prior to netting	22.2%	77.0%	0.8%
Liabilities of consolidated asset management funds:
Trading liabilities	-	13,561	-	-		13,561
Other liabilities	2	-	-	-		2
Total liabilities of consolidated asset management funds	2	13,561	-	-		13,563
Total liabilities	$5,096	$31,239	$179	$(15,181)		$21,333
Percent of liabilities prior to netting	14.0%	85.5%	0.5%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral.
(b)	Includes seed capital and certain interests in securitizations.
(c)	Previously included in the Grantor Trust.
(d)	Includes loans classified as trading assets and certain interests in securitizations.
(e)	Includes private equity investments, seed capital and derivatives in designated hedging relationships.
(f)	Includes the fair value adjustment for certain unfunded lending-related commitments and derivatives in designated hedging relationships and support agreements.
(g)	Netting cannot be disaggregated by product.

144     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Details of certain items measured at fair value on a recurring basis	Total carrying		Ratings
at Dec. 31, 2010			AAA/	A+/	BBB+/	BB+ and
(dollar amounts in millions)	value (a)		AA-	A-	BBB-	lower
Alt-A RMBS, originated in:
2007	$1		-%	-%	-%	100%
2006	186		-	-	-	100
2005	209		-	-	-	100
2004 and earlier	74		70	25	5	-
Total Alt-A RMBS	$470		11%	4%	1%	84%
Prime RMBS, originated in:
2007	$254		50%	28%	7%	15%
2006	166		-	39	-	61
2005	310		39	-	14	47
2004 and earlier	497		79	12	6	3
Total prime RMBS	$1,227		52%	16%	8%	24%
Subprime RMBS, originated in:
2007	$5		-%	8%	92%	-%
2005	97		25	12	12	51
2004 and earlier	406		74	13	5	8
Total subprime RMBS	$508		64%	13%	7%	16%
Commercial MBS—Domestic, originated in:
2007	$685		83%	8%	9%	-%
2006	582		90	10	-	-
2005	489		100	-	-	-
2004 and earlier	528		100	-	-	-
Total commercial MBS—Domestic	$2,284		92%	5%	3%	-%
Foreign covered bonds:
Germany	$2,260	(a)	99%	1%	-%	-%
Canada	608		100	-	-	-
Total foreign covered bonds	$2,868		100%	-%	-%	-%
European Floating Rate Notes:
United Kingdom	$848		99%	1%	-%	-%
Netherlands	150		78	22	-	-
Other	909		73	27	-	-
Total European Floating Rate Notes	$1,907		85%	15%	-%	-%
Sovereign debt:
United Kingdom	$3,214		100%	-%	-%	-%
Germany	3,065		100	-	-	-
France	1,845		100	-	-	-
Netherlands	396		100	-	-	-
Other	29		93	6	-	1
Total sovereign debt	$8,549		100%	-%	-%	-%
Alt-A RMBS (b), originated in:
2007	$792		-%	-%	-%	100%
2006	660		-	-	-	100
2005	820		2	-	4	94
2004 and earlier	241		22	46	19	13
Total Alt-A RMBS (b)	$2,513		3%	4%	3%	90%
Prime RMBS (b), originated in:
2007	$679		-%	-%	-%	100%
2006	431		-	-	-	100
2005	672		2	5	1	92
2004 and earlier	43		49	47	-	4
Total Prime RMBS (b)	$1,825		2%	3%	-%	95%
Subprime RMBS (b), originated in:
2007	$15		-%	-%	-%	100%
2006	89		-	-	-	100
2005	13		-	-	-	100
2004 and earlier	41		53	-	-	47
Total Subprime RMBS (b)	$158		14%	-%	-%	86%
(a)	At Dec. 31, 2010, the German foreign covered bonds were considered Level 1 in the valuation hierarchy. All other assets in the table above are considered Level 2 assets in the valuation hierarchy.
(b)	Previously included in the Grantor Trust.

BNY Mellon     145

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2009 (dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$6,378	$-	$-	$-	$6,378
U.S. Government agencies	-	1,260	-	-	1,260
State and political subdivisions	-	520	-	-	520
Agency RMBS	-	18,455	-	-	18,455
Alt-A RMBS	-	537	-	-	537
Prime RMBS	-	1,512	-	-	1,512
Subprime RMBS	-	447	-	-	447
Other RMBS	-	1,770	-	-	1,770
Commercial MBS	-	2,590	-	-	2,590
Asset-backed CLOs	-	383	6	-	389
Other asset-backed securities	-	836	-	-	836
Equity securities (b)	461	860	-	-	1,321
Other debt securities (b)	76	11,331	50	-	11,457
Grantor Trust Class B certificates	-	4,160	-	-	4,160
Total available-for-sale securities	6,915	44,661	56	-	51,632
Trading assets:
Debt and equity instruments (c)	524	745	170	-	1,439
Derivative assets	2,779	14,317	146	(12,680)	4,562
Total trading assets	3,303	15,062	316	(12,680)	6,001
Loans	2	12	25	-	39
Other assets (d)	14	685	164	-	863
Total assets at fair value	$10,234	$60,420	$561	$(12,680)	$58,535
Percent of assets prior to netting	14.4%	84.8%	0.8%
Trading liabilities:
Debt and equity instruments	$442	$752	$-	$-	$1,194
Derivative liabilities	2,850	14,671	92	(12,411)	5,202
Total trading liabilities	3,292	15,423	92	(12,411)	6,396
Other liabilities (e)	2	605	3	-	610
Total liabilities at fair value	$3,294	$16,028	$95	$(12,411)	$7,006
Percent of liabilities prior to netting	17.0%	82.5%	0.5%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral.
(b)	Includes seed capital and certain interests in securitizations.
(c)	Includes loans classified as trading assets and certain interests in securitizations.
(d)	Includes private equity investments, seed capital and derivatives in designated hedging relationships.
(e)	Includes the fair value adjustment for certain unfunded lending-related commitments and derivatives in designated hedging relationships and support agreements.

Changes in Level 3 fair value measurements

The tables below include a roll forward of the balance sheet amounts for the years ended Dec. 31, 2010 and 2009 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

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

146     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Fair value measurements using significant unobservable inputs year ended Dec. 31, 2010	Fair value Dec. 31, 2009	Total realized/ unrealized gains/ (losses) recorded in				Purchases, issuances and settlements, net	Transfers in/(out) of Level 3	Fair value Dec. 31, 2010	Change in unrealized gains and (losses) related to instruments held at Dec. 31, 2010
(in millions)		Income		Comprehensive income
Available-for-sale securities:
Asset-backed CLOs	$6	$-		$-		$-	$(6)	$-	$-
State and political subdivisions	-	1		-		-	9	10	1
Other debt securities	50	2		-		8	(2)	58	2
Total available-for-sale	56	3	(a)	-	(a)	8	1	68	3
Trading assets:
Debt and equity instruments	170	(1)		-		3	(140)	32	-
Derivative assets	146	(44)		-		2	15	119	28
Total trading assets	316	(45	) (b)	-		5	(125)	151	28
Loans	25	2		-		(18)	(3)	6	-
Other assets	164	13	(c)	-		(4)	(60)	113	-
Total assets	$561	$(27)		$-		$(9)	$(187)	$338	$31
Trading liabilities:
Debt and equity instruments	$-	$-		$-		$(6)	$-	$(6)	$-
Derivative liabilities	(92)	(57	) (b)	-		(24)	2	(171)	(122)
Other liabilities	(3)	1	(c)	-		-	-	(2)	-
Total liabilities	$(95)	$(56)		$-		$(30)	$2	$(179)	$(122)

Fair value measurements using significant unobservable inputs year ended Dec. 31, 2009	Fair value Dec. 31, 2008	Total realized/ unrealized gains/ (losses) recorded in			Purchases, issuances and settlements, net	Transfers in/(out) of Level 3	Fair value Dec. 31, 2009	Change in unrealized gains and (losses) related to instruments held at Dec. 31, 2009
(in millions)		Income		Comprehensive income
Available-for-sale securities:
Asset-backed CLOs	$22	$(76)		$60	$-	$-	$6	$-
Other asset-backed securities	17	-		1	-	(18)	-	-
Equity securities	13	-		2	1	(16)	-	-
Other debt securities	357	(99)		(7)	(19)	(182)	50	-
Total available-for-sale	409	(175	) (a)	56 (a)	(18)	(216)	56	-
Trading assets:
Debt and equity instruments	20	21		(2)	(20)	151	170	3
Derivative assets	83	51		(4)	(1)	17	146	(16)
Total trading assets	103	72	(b)	(6)	(21)	168	316	(13)
Loans	-	(1)		-	(5)	31	25	(1)
Other assets	200	(40	) (c)	-	11	(7)	164	-
Total assets	$712	$(144)		$50	$(33)	$(24)	$561	$(14)
Trading liabilities:
Derivative liabilities	$(149)	$56	(b)	$(3)	$-	$4	$(92)	$(21)
Other liabilities	-	(6	) (c)	-	-	3	(3)	(2)
Total liabilities	$(149)	$50		$(3)	$-	$7	$(95)	$(23)
(a)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).
(b)	Reported in foreign exchange and other trading revenue.
(c)	Reported in foreign exchange and other trading revenue, except for derivatives in designated hedging relationships which are recorded in interest revenue and interest expense.

BNY Mellon     147

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. An example would be the recording of an impairment of an asset.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2010 and 2009, for which a nonrecurring change in fair value has been recorded during the years ended Dec. 31, 2010 and 2009.

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2010 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$188	$53	$241
Other assets (b)	-	6	-	6
Total assets at fair value on a nonrecurring basis	$-	$194	$53	$247

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2009 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$298	$91	$389
Other assets (b)	-	4	-	4
Total assets at fair value on a nonrecurring basis	$-	$302	$91	$393
(a)	During the years ended Dec. 31, 2010 and 2009, the fair value of these loans was reduced $15 million and $18 million, based on the fair value of the underlying collateral as allowed by ASC 310, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.
(b)	Other assets received in satisfaction of debt. The fair value of these assets was reduced by $1 million in 2010 and less than $1 million in 2009, based on the fair value of the underlying collateral with an offset in other revenue.

Note 24—Fair value option

ASC 825 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments not previously carried at fair value.

On Jan. 1, 2010, we adopted SFAS No. 167, “Amendments to FASB interpretation No. 46(R)” (Topic 810), issued by the Financial Accounting Standards Board (“FASB”). In accordance with the guidance included in ASC 810, we consolidated assets of consolidated asset management funds. The following table presents the assets and liabilities, by type, of consolidated asset management funds. We recorded these assets and liabilities at fair value and they are classified as trading assets and liabilities.

Assets and liabilities of consolidated asset management funds, at fair value (in millions)	Dec. 31,
	2010	2009
Assets of consolidated asset management funds:
Trading assets	$14,121	$-
Other assets	645	-
Total assets of consolidated asset management funds	$14,766	$-
Liabilities of consolidated asset management funds:
Trading liabilities	$13,561	$-
Other liabilities	2	-
Total liabilities of consolidated asset management funds	$13,563	$-
Noncontrolling interests of consolidated asset management funds	$699	$-

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Accordingly, mark-to-market best reflects the limited interest BNY Mellon has in the economic performance of the consolidated CLOs. Changes in the values of assets and liabilities are reflected in the income statement as investment income of consolidated asset management funds.

148     BNY Mellon

Notes to Consolidated Financial Statements (continued)

We have elected the fair value option on $240 million of long-term debt in connection with ASC 810. At Dec. 31, 2010, the fair value of this long-term debt was $269 million. We have also elected the fair value option on approximately $118 million of unfunded lending related commitments. The following table presents the changes in fair value of these unfunded lending related commitments and long-term debt included in foreign exchange and other trading revenue in the consolidated income statement for the years ended Dec. 31, 2010 and 2009.

Foreign exchange and other trading revenue
	Year ended Dec. 31,
(in millions)	2010	2009
Loans	$-	$3
Long-term debt (a)	(29)	-
(a)	The change in fair value of the long-term debt is approximately offset by an economic hedge included in trading.

The long-term debt is valued using observable market inputs and is included in Level 2 of the ASC 820 hierarchy. Unfunded loan commitments are valued using quotes from dealers in the loan markets, and are included in Level 3 of the ASC 820 hierarchy. The fair market value of unfunded lending-related commitments for which the fair value option was elected was a liability of less than $1 million at Dec. 31, 2010 and Dec. 31, 2009 and is included in other liabilities.

Note 25—Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, securities lending indemnifications and support agreements. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs, to hedge foreign currency and interest rate risks and to trade for our own account. These items involve, to varying degrees, credit, foreign exchange and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks. Significant industry concentrations related to credit exposure at Dec. 31, 2010, are disclosed in the Financial institutions portfolio exposure table and the Commercial portfolio exposure table below.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2010
	Loans	Unfunded commitments	Total exposure
Securities industry	$3.9	$2.3	$6.2
Banks	4.2	2.2	6.4
Insurance	0.1	5.0	5.1
Asset managers	0.8	2.4	3.2
Government	0.2	2.1	2.3
Other	0.1	1.8	1.9
Total	$9.3	$15.8	$25.1

Commercial portfolio exposure (in billions)	Dec. 31, 2010
	Loans	Unfunded commitments	Total exposure
Services and other	$0.7	$5.9	$6.6
Manufacturing	0.4	5.9	6.3
Energy and utilities	0.3	5.4	5.7
Media and telecom	0.2	1.6	1.8
Total	$1.6	$18.8	$20.4

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

A summary of our off-balance sheet credit risks, net of participations, at Dec. 31, 2010 and 2009 follows:

Off-balance sheet credit risks	Dec. 31,
(in millions)	2010	2009
Lending commitments (a)	$29,100	$32,454
Standby letters of credit (b)	8,483	11,359
Commercial letters of credit	512	789
Securities lending indemnifications	278,069	247,560
Support agreements	116	86
(a)	Net of participations totaling $423 million at Dec. 31, 2010 and $541 million at Dec. 31, 2009.
(b)	Net of participations totaling $1.7 billion at Dec. 31, 2010 and $2.2 billion at Dec. 31, 2009.

Included in lending commitments are facilities that provide liquidity for variable rate tax-exempt securities wrapped by monoline insurers. The credit approval for these facilities is based on an assessment of the underlying tax-exempt issuer and considers factors other than the financial strength of the monoline insurer.

BNY Mellon     149

Notes to Consolidated Financial Statements (continued)

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $10.5 billion less than one year; $18.3 billion in one to five years and $0.3 billion over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations. As shown in the off-balance sheet credit risks table, the maximum potential exposure of SBLCs was $8.5 billion at Dec. 31, 2010, and $11.4 billion at Dec. 31, 2009, and includes $628 million and $1.0 billion that were collateralized with cash and securities at Dec. 31, 2010 and 2009, respectively. At Dec. 31, 2010, approximately $6.1 billion of the SBLCs will expire within one year and the remaining $2.4 billion will expire within one to five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by ASC 460 – Guarantees, the fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and SBLCs, if any, is included in the allowance for unfunded commitments. The allowance for unfunded commitments was $73 million at Dec. 31, 2010, and $125 million at Dec. 31, 2009.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2010	2009
Investment grade	89%	83%
Noninvestment grade	11%	17%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $512 million at Dec. 31, 2010, compared with $789 million at Dec. 31, 2009.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which normally matures in less than 90 days.

We typically lend securities with indemnification against broker default. We generally require the borrower to provide 102% cash collateral, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $285 billion at Dec. 31, 2010, and $254 billion at Dec. 31, 2009. We recorded $150 million of fee revenue from securities lending transactions in 2010 compared with $259 million in 2009.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

Our potential exposure to support agreements was approximately $116 million at Dec. 31, 2010, compared with $86 million at Dec. 31, 2009. Potential support agreement exposure is determined based on the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This exposure includes agreements covering Lehman securities, as well as other client support agreements.

150     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Trust and transfer agent activities

BNY Mellon maintains several escrow accounts in which deposits are received from clients in connection with corporate trust and dividend and interest payment services. Since BNY Mellon acts only as a transfer and trust agent for these funds, neither the assets nor the corresponding liability are included in these financial statements. In connection with the performance of these services, BNY Mellon invests such funds in interest-earning investments solely in an agency capacity. The interest earned is recognized in the financial statements as interest income. Customer balances maintained in an agency capacity and not reflected on BNY Mellon’s balance sheets totaled approximately $275 million at Dec. 31, 2010, and $1.4 billion at Dec. 31, 2009. In addition, as a result of the GIS acquisition, our clients maintain approximately $6.8 billion of custody cash on deposit with other institutions. Revenue generated from these balances is included in other revenue on the income statement. These deposits are expected to transition to BNY Mellon by the end of 2011.

Operating leases

Net rent expense for premises and equipment was $314 million in 2010, $327 million in 2009 and $362 million in 2008.

At Dec. 31, 2010, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2011—$311 million; 2012—$284 million; 2013—$266 million; 2014—$225 million; and 2015—$202 million; and 2016 through 2030—$937 million.

Other

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services. Insurance has been purchased to mitigate certain of these risks. We are a minority equity investor in, and member of, several industry clearing or settlement exchanges through which foreign exchange, securities or other transactions settle. Certain of these industry clearing or settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other partners do not honor their obligations. It is not possible to estimate a maximum potential amount of payments that could be required with such agreements.

Legal proceedings

In the ordinary course of business, BNY Mellon and its subsidiaries are routinely named as defendants in or made parties to pending and potential legal actions and regulatory matters. Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, we do not believe that judgments or settlements, if any, arising from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage), will have a material adverse effect on the consolidated financial position or liquidity of BNY Mellon, although they could have a material effect on net income in a given period.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and regulatory matters, including a possible eventual loss, fine, penalty or business impact, if any, associated with each such matter. In accordance with applicable accounting guidance, BNY Mellon establishes reserves for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. BNY Mellon will continue to monitor such matters for developments that could affect the amount of the reserve, and will adjust the reserve amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, BNY Mellon does not establish a reserve and the matter will continue to be monitored for any developments that would make the loss contingency both probable and

BNY Mellon     151

Notes to Consolidated Financial Statements (continued)

reasonably estimable. BNY Mellon believes that its accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on net income in a given period.

For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters where BNY Mellon is able to estimate a reasonably possible loss, exclusive of those matters described herein that are subject to the accounting and reporting requirements of ASC 740 (FASB Interpretation 48)(FIN48), the aggregate range of such reasonably possible loss is between $200 million to $500 million in excess of the accrued liability (if any) related to those matters.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Sentinel Matters

As previously disclosed, on Jan. 18, 2008, The Bank of New York Mellon filed a proof of claim in the Chapter 11 bankruptcy proceeding of Sentinel Management Group, Inc. (“Sentinel”) pending in federal court in the Northern District of Illinois, seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at The Bank of New York Mellon. On March 3, 2008, the bankruptcy Trustee filed an adversary complaint against The Bank of New York Mellon seeking to disallow The Bank of New York Mellon’s claim and seeking damages for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly using those assets as collateral for the loan. In a decision dated Nov. 3, 2010, the court found for The Bank of New York Mellon and against the Trustee, holding that The Bank of New York Mellon’s loan to Sentinel is valid, fully secured, and not subject to equitable subordination. The bankruptcy Trustee appealed this decision on Dec. 1, 2010.

As previously disclosed, in November 2009, the Division of Enforcement of the U.S. Commodities Futures Trading Commission (“CFTC”) indicated that it is considering a recommendation to the CFTC that it file a civil enforcement action against The Bank of New York Mellon for possible violations of the

Commodity Exchange Act and CFTC regulations in connection with its relationship to Sentinel. The Bank of New York Mellon responded in writing to the CFTC on Jan. 29, 2010 and provided an explanation as to why an enforcement action is unwarranted.

Auction Rate Securities Matters

As previously disclosed, in April 2008, BNY Mellon notified the SEC that Mellon Financial Markets LLC (“MFM”) placed orders on behalf of certain issuers to purchase their own Auction Rate Securities (“ARS”). The Texas State Securities Board, Florida Office of Financial Regulation and the New York State Attorney General began investigating this matter in approximately October 2008 and are focused on whether and to what extent the issuers’ orders had the effect of reducing the clearing rate and preventing failed auctions. These investigations, with which MFM is fully cooperating, are ongoing.

As previously disclosed, in February and April 2009, two institutional customers filed lawsuits in Texas state District Court for Dallas County, and California state Superior Court for Orange County. A third institutional customer filed an arbitration proceeding in December 2008, alleging misrepresentations and omissions in the sale of ARS. Together, these three customers seek rescission of approximately $68 million of ARS, damages of approximately $20 million, and interest and attorneys’ fees.

Agency Cross Trading Matter

As previously disclosed, on July 22, 2008, BNY Mellon notified FINRA and the SEC that employees of BNY Mellon Securities LLC, a broker-dealer subsidiary of the Company, which executed orders to purchase and sell securities on behalf of Mellon Investor Services LLC, failed to comply with certain best execution and regulatory requirements in connection with agency cross trades. On Jan. 14, 2011, the SEC announced the settlement of its subsequent action against BNY Mellon Securities LLC, finding that it had failed to supervise traders on its equity desk, censuring BNY Mellon Securities LLC and imposing monetary sanctions totaling $24 million.

Securities Lending Matters

As previously disclosed, BNY Mellon or its affiliates have been named as defendants in a number of lawsuits initiated by participants in BNY Mellon’s securities lending program, which is a part of BNY Mellon’s Asset Servicing business. The lawsuits were filed on various dates from December 2008 to 2011,

152     BNY Mellon

Notes to Consolidated Financial Statements (continued)

and are currently pending in courts in Oklahoma, New York, Washington, California and South Carolina and in commercial court in London. The complaints assert contractual, statutory, and common law claims, including claims for negligence and breach of fiduciary duty. The plaintiffs allege losses in connection with the investment of securities lending collateral, including losses related to investments in Sigma Finance Inc., Lehman Brothers Holdings, Inc. and certain asset-backed securities, and seek damages as to those losses. Two of the pending cases seek to proceed as class actions.

Matters Relating To Bernard L. Madoff

As previously disclosed, on May 11, 2010, the New York State Attorney General commenced a civil lawsuit against Ivy Asset Management LLC (“Ivy”), a subsidiary of BNY Mellon that manages primarily funds-of-hedge-funds, and two of its former officers in New York state court. The lawsuit alleges that Ivy, in connection with its role as sub-advisor to investment managers whose clients invested with Madoff, did not disclose certain material facts about Madoff. The complaint seeks an accounting of compensation received from January 1997 to the present by the Ivy defendants in connection with the Madoff investments, and unspecified damages, including restitution, disgorgement, costs and attorneys’ fees.

As previously disclosed, on Oct. 21, 2010, the U.S. Department of Labor commenced a civil lawsuit against Ivy, two of its former officers, and others in federal court in the Southern District of New York. The lawsuit alleges that Ivy violated the Employee Retirement Income Security Act (“ERISA”) by failing to disclose certain material facts about Madoff to investment managers subadvised by Ivy whose clients included employee benefit plan investors. The complaint seeks disgorgement and damages. On Dec. 8, 2010, the Trustee overseeing the Madoff liquidation sued many of the same defendants in bankruptcy court in New York, seeking to avoid withdrawals from Madoff investments made by various funds-of-funds (including six funds-of-funds managed by Ivy).

As previously disclosed, Ivy or its affiliates have been named in a number of civil lawsuits filed beginning Jan. 27, 2009 relating to certain investment funds that allege losses due to the Madoff investments. Ivy acted as a sub-advisor to the investment managers of some of those funds. Plaintiffs assert various causes of action including securities and common-law fraud. Certain of the cases seek to proceed as class actions and/or to assert derivative claims on behalf of the funds. Most of the cases have been consolidated in two actions in federal court in the Southern District of New York, with certain cases filed in New York state Supreme Court for New York and Nassau counties.

Medical Capital Litigations

As previously disclosed, The Bank of New York Mellon has been named as a defendant in a number of putative class actions and non-class actions brought by numerous plaintiffs in connection with its role as indenture trustee for debt issued by affiliates of Medical Capital Corporation. The actions, filed in late 2009 and currently pending in federal court in the Central District of California, allege that The Bank of New York Mellon breached its fiduciary and contractual obligations to the holders of the underlying securities, and seek unspecified damages.

Foreign Exchange Matters

As previously disclosed, beginning in December 2009, certain governmental authorities have requested information or served subpoenas on BNY Mellon seeking information relating to foreign exchange transactions in connection with custody services BNY Mellon provides to certain clients, including certain governmental entities and public pension plans. BNY Mellon is cooperating with these inquiries. In January 2011, the Virginia Attorney General filed a Notice of Intervention in a lawsuit filed in Virginia Circuit Court, Fairfax County by a private party under the Virginia Fraud Against Taxpayers Act. The plaintiff in that action alleges that BNY Mellon improperly charged and reported prices for foreign exchange transactions in connection with custody services BNY Mellon provides to certain Virginia pension funds. In February 2011, the Florida Attorney General filed a Notice of Intervention in a lawsuit filed in Florida Circuit Court, Leon County by a private party under the Florida False Claims Act. The plaintiff in that action alleges that BNY Mellon improperly charged and reported prices for foreign exchange transactions in connection with custody services BNY Mellon provides to a Florida pension fund.

German Broker-Dealer Litigation

As previously disclosed, on various dates from 2004 to 2011, BNY Mellon subsidiary Pershing LLC (“Pershing”) was named as a defendant in more than 100 lawsuits filed in Germany by plaintiffs who are investors with accounts at German broker-dealers. The plaintiffs allege that Pershing, which had a contractual relationship with the broker-dealers through which the broker-dealers executed options

BNY Mellon     153

Notes to Consolidated Financial Statements (continued)

transactions on behalf of the broker-dealers’ clients, should be held liable for the tortious acts of the broker-dealers. Plaintiffs seek to recover their investment losses, interest, and statutory attorney’s fees and costs. On March 9, 2010, the German Federal Supreme Court ruled in the plaintiff’s favor in one of these cases, and held Pershing liable for a German broker-dealer’s tortious acts. On July 19, 2010, Pershing appealed that decision to the German Constitutional Court. In another similar case, in December 2010, the Federal Supreme Court denied Pershing’s appeals, and ruled in favor of 12 plaintiffs, in conformance with its March 2010 decision. On Jan. 25, 2011, the Federal Supreme Court ruled in the plaintiffs’ favor in four other similar cases, and remanded an additional four cases to the appellate court for further findings.

Lyondell Litigation

As previously disclosed, in an action filed in New York state Supreme Court for New York County, on Sept. 14, 2010, plaintiffs as holders of debt issued by Basell AF in 2005 allege that The Bank of New York Mellon, as indenture trustee, breached its contractual and fiduciary obligations by executing an intercreditor agreement in 2007 in connection with Basell’s acquisition of Lyondell Chemical Company. Plaintiffs are seeking damages for their alleged losses resulting from the execution of the 2007 intercreditor agreement that allowed the company to increase the amount of its senior debt.

Withholding Tax Matters

As previously disclosed, in 2007, in connection with its obligation to file information and withholding tax returns with the IRS for its various businesses, BNY Mellon became aware of certain inconsistencies in supporting documentation and records for certain of BNY Mellon’s businesses, and initiated an extensive company-wide review. We notified the IRS of the inconsistencies and continue to cooperate with the IRS in its review of this matter.

Tax Litigation

As previously disclosed, in Aug. 17, 2009, BNY Mellon received a Statutory Notice of Deficiency disallowing tax benefits for the 2001 and 2002 tax years in connection with a 2001 transaction that involved the payment of U.K. corporate income taxes that were credited against BNY Mellon’s U.S. corporate income tax liability. On Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court contesting the disallowance of the benefits. A trial is currently scheduled for Dec. 5, 2011. The aggregate tax benefit for all six years in question is approximately $900 million, including interest. In the event BNY Mellon is unsuccessful in defending its position, the IRS has agreed not to assess underpayment penalties.

Note 26—Derivative instruments

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. In 2010 and 2009, counterparty default losses on both trading and hedging derivatives were $39 million and $4 million, respectively. Reserves for losses incurred in 2010 were established in prior years. As a result, these counterparty default losses did not impact income in 2010.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. For hedges of investment securities held for sale, deposits and long-term debt, the hedge documentation specifies the terms of the hedged items and the interest rate swaps and indicates that the derivative is hedging a fixed-rate item and is a fair value hedge, that the hedge exposure is to the changes in the fair value of the hedged item due to changes in benchmark interest rates, and that the strategy is to eliminate fair value variability by converting fixed-rate interest payments to LIBOR.

The securities hedged consist of sovereign debt, U.S. Treasury bonds and asset-backed securities, and generally had weighted average lives of 10 years or less at initial purchase. The asset-backed securities are callable six months prior to maturity. The swaps on

154     BNY Mellon

Notes to Consolidated Financial Statements (continued)

the asset-backed securities are callable six months prior to maturity. The swaps on the sovereign debt and U.S. Treasury bonds are not callable. All of these securities are hedged with “pay fixed rate, receive variable rate” swaps of the same maturity, repricing and fixed rate coupon. At Dec. 31, 2010, $2.2 billion of securities were hedged with interest rate swaps that had notional values of $2.2 billion.

The fixed rate deposits hedged generally have original maturities of 5 to 11 years and are not callable. These deposits are hedged with receive fixed rate, pay variable rate swaps of similar maturity, repricing and fixed rate coupon. The swaps are not callable. At Dec. 31, 2010, $25 million of deposits were hedged with interest rate swaps that had notional values of $25 million.

The fixed rate long-term debt hedged generally have original maturities of 5 to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2010, $11.8 billion of debt was hedged with interest rate swaps that had notional values of $11.8 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of 12 months or less to hedge our Sterling, Euro and Indian Rupee foreign exchange exposure with respect to foreign currency forecasted revenue transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2010, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $270 million (notional), with less than $1 million of pre-tax losses recorded in other comprehensive income. These losses will be reclassified to income or expense over the next twelve months.

We use forward foreign exchange contracts with remaining maturities of ten months or less as hedges against our exposure to Euro, Australian Dollar, Norwegian Krona, and Hong Kong Dollar foreign exchange exposure with respect to interest-bearing deposits with banks and their associated forecasted interest revenue. These hedges are designated as cash flow hedges. These hedges are effected such that their maturities and notional values match those of the deposits with banks. As of Dec. 31, 2010, the hedged placements and their designated forward foreign exchange contract hedges were $6.8 billion (notional), with less than $1 million of pre-tax gain recorded in other comprehensive income. This gain will be reclassified to net interest revenue and other income over the next ten months.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts usually have maturities of less than two years. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. Changes in the value of the forward foreign exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these forward foreign exchange contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2010, forward foreign exchange contracts with notional amounts totaling $4.8 billion, were designated as hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2010, had a combined U.S. dollar equivalent value of $853 million.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2010	2009	2008
Fair value hedges on loans	$0.1	$(0.1)	$0.2
Fair value hedges of securities	(4.2)	0.1	(0.1)
Fair value hedges of deposits and long-term debt	7.7	2.2	28.4
Cash flow hedges	0.1	-	(0.1)
Other (a)	(0.2)	0.1	0.1
Total	$3.5	$2.3	$28.5
(a)	Includes ineffectiveness recorded on foreign exchange hedges.

BNY Mellon     155

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2010 and 2009.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value (a)		Liability derivatives fair value (a)
(in millions)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
Derivatives designated as hedging instruments (b):
Interest rate contracts	$13,967	$11,836	$707	$408	$33	$106
Foreign exchange contracts	11,816	3,645	2	-	116	97
Total derivatives designated as hedging instruments			$709	$408	$149	$203
Derivatives not designated as hedging instruments (c):
Interest rate contracts	$1,090,718	$1,030,847	$15,651	$13,620	$16,275	$14,084
Equity contracts	6,905	7,710	449	483	380	570
Credit contracts	681	806	2	3	4	6
Foreign exchange contracts	315,050	259,402	3,661	3,136	3,707	2,953
Total derivatives not designated as hedging instruments			$19,763	$17,242	$20,366	$17,613
Total derivatives fair value (d)			$20,472	$17,650	$20,515	$17,816
Effect of master netting agreements			(15,827)	(12,680)	(15,181)	(12,411)
Fair value after effect of master netting agreements			$4,645	$4,970	$5,334	$5,405
(a)	Derivative financial instruments are reported net of cash collateral received and paid of $889 million and $243 million, respectively at Dec. 31, 2010 and $429 million and $160 million, respectively at Dec. 31, 2009.
(b)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the balance sheet.
(c)	The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the balance sheet.
(d)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815.

At Dec. 31, 2010 approximately $ 399 billion (notional) of interest rate contracts will mature within one year, $ 442 billion between one and five years, and $ 264 billon after five years. At Dec. 31, 2010, approximately $ 313 billion (notional) of foreign exchange contracts will mature within one year, $ 7 billion between one and five years, and $ 7 billion after five years.

Impact of derivative instruments on the income statement
(in millions)
Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives Year ended Dec. 31,		Location of gain (loss) recognized in income on hedged item	Amount of gain (loss) recognized in hedged item Year ended Dec. 31,
		2010	2009		2010	2009
Interest rate contracts	Net interest revenue	$370	$(406)	Net interest revenue	$(366)	$408

Derivatives in cash flow hedging relationships	Amount of gain or (loss) recognized in OCI on derivative (effective portion) Year ended Dec. 31,		Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,		Location of gain or (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2010	2009		2010	2009		2010	2009
Interest rate contracts	$-	$-	Net interest revenue	$-	$26	Net interest revenue	$-	$-
FX contracts	(7)	-	Net interest revenue	(6)	-	Net interest revenue	-	-
FX contracts	(134)	(1)	Other revenue	(135)	6	Other revenue	-	-
FX contracts	(1)	-	Salary expense	(1)	-	Salary expense	-	-
Total	$(142)	$(1)		$(142)	$32		$-	$-

156     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Derivatives in net investment hedging relationships	Amount of gain (loss) recognized in OCI on derivatives (effective portion) Year ended Dec. 31,		Location of gain (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,		Location of gain (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) Recognized in income on derivatives (Ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2010	2009		2010	2009		2010	2009
FX contracts	$(52)	$(298)	Net interest revenue	$-	$-	Other revenue	$(0.2)	$0.1

Trading activities (including trading derivatives)

Our trading activities are focused on acting as a market maker for our customers. The risk from these market-making activities and from our own positions is managed by our traders and limited in total exposure as described below.

We manage trading risk through a system of position limits, a VAR methodology based on Monte Carlo simulations, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by a separate unit on a daily basis. Based on certain assumptions, the VAR methodology is designed to capture the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one-day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. The VAR model is one of several statistical models used to develop economic capital results, which is allocated to lines of business for computing risk-adjusted performance.

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

Revenue from foreign exchange and other trading revenue included the following:

Foreign exchange and other trading revenue (in millions)	2010	2009	2008
Foreign exchange	$787	$850	$1,197
Fixed income	80	242	147
Credit derivatives (a)	(7)	(84)	30
Other	26	28	88
Total	$886	$1,036	$1,462
(a)	Used as economic hedges of loans.

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

Collateral requirements are determined after a comprehensive review of the credit quality of each counterparty. Collateral is generally held or pledged in the form of cash or highly liquid government securities. Collateral requirements are monitored and adjusted daily.

Additional disclosures concerning derivative financial instruments are provided in Note 23 of the Notes to Consolidated Financial Statements.

BNY Mellon     157

Notes to Consolidated Financial Statements (continued)

Disclosure of contingent features in over-the-counter (“OTC”) derivative instruments

Certain of the BNY Mellon’s OTC derivative contracts and/or collateral agreements contain provisions that may require us to take certain actions if its public debt rating fell to a certain level. Early termination provisions, or “close-out” agreements in those contracts could trigger immediate payment of outstanding contracts that are in net liability positions. Certain collateral agreements would require us to immediately post additional collateral to cover some or all of BNY Mellon’s liabilities to a counterparty.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions as of Dec. 31, 2010 for three key ratings triggers:

If BNY Mellon’s rating was changed to:	Potential close-out exposures (fair value) (a)
A3/A-	$442 million
Baa2/BBB	$915 million
Bal/BB+	$1,548 million
(a)	The change between rating categories is incremental, not cumulative.

Additionally, if BNY Mellon’s debt rating had fallen below investment grade on Dec. 31, 2010, existing collateral arrangements would have required us to have posted an additional $971 million of collateral.

Note 27—Review of businesses

We have an internal information system that produces performance data for our seven businesses along product and service lines. The following discussion of our businesses satisfies the disclosure requirements for ASC 280, Segment Reporting.

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business results are subject to reclassification whenever improvements are made in the measurement principles or when organizational changes are made.

The accounting policies of the businesses are the same as those described in Note 1 of the Notes to Consolidated Financial Statements.

The operations of acquired businesses are integrated with the existing businesses soon after they are completed. As a result of the integration of staff support functions, management of customer relationships, operating processes and the financial impact of funding acquisitions, we cannot precisely determine the impact of acquisitions on income before taxes and therefore do not report it.

Information on our businesses is reported on a continuing operations basis for all periods presented. See Note 4 of the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

158     BNY Mellon

Notes to Consolidated Financial Statements (continued)

We provide data for seven businesses, with certain businesses combined into groups as shown below:

Group of businesses/Business	Primary types of revenue
Asset and Wealth Management Group
Asset Management business	• Asset and wealth management fees from: Mutual funds Institutional clients Private clients Performance fees • Distribution and servicing fees
Wealth Management business	• Wealth management fees from high-net-worth individuals and families, endowments and foundations and related entities.
Institutional Services Group
Asset Servicing business	• Asset servicing fees, including: Institutional trust and custody fees Broker-dealer services Securities lending • Foreign exchange
Issuer Services business	• Issuer services fees, including: Corporate trust Depositary receipts Employee investment plan services Shareowner services
Clearing Services business	• Clearing services fees, including: Broker-dealer services Registered investment advisor services
Treasury Services business	• Treasury services fees, including: Global payment services Working capital solutions • Financing-related fees
Other Businesses	• Leasing operations • Corporate treasury activities • Global markets and institutional banking services • Business exits

The results of our businesses are presented and analyzed on an internal management reporting basis:

•

Revenue amounts reflect fee and other revenue generated by each business. Fee and other revenue transferred between businesses under revenue transfer agreements is included within other revenue in each business.

•

Revenues and expenses associated with specific client bases are included in those businesses. For example, foreign exchange activity associated with clients using custody products is allocated to the Asset Servicing business.

•	Net interest revenue is allocated to businesses based on the yields on the assets and liabilities generated by each business. We employ a funds transfer pricing system that matches funds with the specific assets and liabilities of each business based on their interest sensitivity and maturity characteristics.

•	Support and other indirect expenses are allocated to businesses based on internally-developed methodologies.
•	Recurring FDIC expense is allocated to the businesses based on average deposits generated within each business.
•	Special litigation reserves is a corporate level item and is therefore recorded in the Other businesses.

BNY Mellon     159

Notes to Consolidated Financial Statements (continued)

•

Management of the investment securities portfolio is a shared service contained in the Other businesses. As a result, gains and losses associated with the valuation of the securities portfolio are included in the Other businesses.

•

Client deposits serve as the primary funding source for our investment securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits. Accordingly, the higher yield related to the restructured investment securities portfolio has been included in the results of the businesses.

•	Support agreement charges are recorded in the business in which the charges occurred.
•	The restructuring charges recorded in 2010, 2009 and 2008 resulted from corporate initiatives and therefore were recorded in the Other businesses.
•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.
•	Goodwill and intangible assets are reflected within individual businesses.
•	M&I expenses are corporate level items and are therefore recorded in the Other businesses.

Total revenue includes approximately $2.1 billion in 2010, $1.6 billion in 2009 and $2.0 billion in 2008, of international operations domiciled in the U.K. which is 15%, 21% and 14% of total revenue, respectively.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2010
(dollar amounts in millions)	Asset Management		Wealth Management	Total Asset and Wealth Management Group	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Group	Other	Total Continuing Operations
Fee and other revenue	$2,644	(a)	$590	$3,234	$3,809	$1,576	$1,152	$841	$7,378	$279	$10,891	(a)
Net interest revenue	(1)		227	226	864	903	368	632	2,767	(68)	2,925
Total revenue	2,643		817	3,460	4,673	2,479	1,520	1,473	10,145	211	13,816
Provision for credit losses	-		2	2	-	-	-	-	-	9	11
Noninterest expense	2,082		611	2,693	3,399	1,354	1,138	769	6,660	817	10,170
Income before taxes	$561	(a)	$204	$765	$1,274	$1,125	$382	$704	$3,485	$(615)	$3,635	(a)
Pre-tax operating margin (b)	21%		25%	22%	27%	45%	25%	48%	34%	N/M	26%
Average assets	$26,307		$10,618	$36,925	$66,678	$51,623	$21,361	$26,519	$166,181	$34,330	$237,436	(c)
(a)	Total fee and other revenue and income before taxes for 2010 includes income from consolidated asset management funds of $226 million net of income attributable to noncontrolling interests of $59 million. The net of these income statement line items of $167 million is included above in fee and other revenue.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $404 million for 2010, consolidated average assets were $237,840 million.

For the year ended Dec. 31, 2009
(dollar amounts in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Group	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Group	Other	Total Continuing Operations
Fee and other revenue	$2,247	$578	$2,825	$3,406	$1,617	$1,190	$835	$7,048	$(5,134)	$4,739
Net interest revenue	32	194	226	894	768	340	613	2,615	74	2,915
Total revenue	2,279	772	3,051	4,300	2,385	1,530	1,448	9,663	(5,060)	7,654
Provision for credit losses	-	1	1	-	-	-	-	-	331	332
Noninterest expense	1,915	583	2,498	2,956	1,305	1,021	772	6,054	978	9,530
Income before taxes	$364	$188	$552	$1,344	$1,080	$509	$676	$3,609	$(6,369)	$(2,208)
Pre-tax operating margin (a)	16%	24%	18%	31%	45%	33%	47%	37%	N/M	N/M
Average assets	$12,564	$9,276	$21,840	$60,842	$50,752	$18,455	$25,971	$156,020	$32,079	$209,939	(b)
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,188 million in 2009, consolidated average assets were $212,127 million.

160     BNY Mellon

Notes to Consolidated Financial Statements (continued)

For the year ended Dec. 31, 2008
(dollar amounts in millions)	Asset Management	Wealth Management	Total Asset and Wealth Management Group	Asset Servicing	Issuer Services	Clearing Services	Treasury Services	Total Institutional Services Group	Other	Total Continuing Operations
Fee and other revenue	$2,794	$624	$3,418	$4,429	$1,859	$1,292	$956	$8,536	$(1,240)	$10,714
Net interest revenue	75	200	275	1,086	710	321	730	2,847	(263)	2,859
Total revenue	2,869	824	3,693	5,515	2,569	1,613	1,686	11,383	(1,503)	13,573
Provision for credit losses	-	-	-	-	-	-	-	-	104	104
Noninterest expense	2,641	639	3,280	3,784	1,416	1,130	831	7,161	1,082	11,523
Income before taxes	$228	$185	$413	$1,731	$1,153	$483	$855	$4,222	$(2,689)	$1,946
Pre-tax operating margin (a)	8%	23%	11%	31%	45%	30%	51%	37%	N/M	14%
Average assets	$13,267	$10,044	$23,311	$59,150	$35,169	$18,358	$25,603	$138,280	$45,925	$207,516	(b)
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,441 million in 2008, consolidated average assets were $209,957 million in 2008.

Note 28—International operations

International activity includes asset and wealth management and securities servicing fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the United States and/or the international activity is resident at an international entity. Due to the nature of our international and domestic activities, it is not possible to precisely distinguish between internationally and domestically domiciled customers. As a result, it is necessary to make certain subjective assumptions such as:

•	Income from continuing operations from international operations is determined after internal allocations for interest revenue, taxes, expenses, and provision and allowance for credit losses.
•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

BNY Mellon     161

Notes to Consolidated Financial Statements (continued)

Total revenue, income before income taxes, income from continuing operations and total assets of our international operations are shown in the table below.

International operations
	International				Total International	Total Domestic
(in millions)	EMEA		APAC	Other				Total
2010 (a):
Total assets (b)	$72,629	(c)	$8,806	$3,124	$84,559	$162,422		$246,981
Total revenue	3,497	(c)	745	735	4,977	8,898		13,875
Income before taxes	1,222		394	348	1,964	1,730		3,694
Income from continuing operations	916		295	261	1,472	1,175		2,647
2009 (a):
Total assets (b)	$58,011	(c)	$5,588	$1,375	$64,974	$145,008		$209,982
Total revenue	2,825	(c)(d)	669	578	4,072	3,582		7,654
Income before taxes	863	(d)	287	257	1,407	(3,615)		(2,208)
Income from continuing operations	667	(d)	222	199	1,088	(1,901	) (e)	(813)
2008:
Total assets (b)	$49,037	(c)	$3,527	$1,383	$53,947	$183,565		$237,512
Total revenue	3,604	(c)	796	607	5,007	8,566		13,573
Income before taxes	1,176		338	292	1,806	140		1,946
Income from continuing operations	859		247	213	1,319	136	(e)	1,455
(a)	Presented on a continuing operations basis.
(b)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(c)	Includes revenue of approximately $2.1 billion, $1.6 billion and $2.0 billion, and assets of approximately $44.7 billion, $43.0 billion and $27.1 billion, in 2010, 2009 and 2008, respectively, of international operations domiciled in the UK, which is 15%, 21% and 14% of total revenue and 18%, 20% and 11% of total assets, respectively.
(d)	In 2009, excludes the $269 million of investment securities losses on the European floating rate notes.
(e)	Domestic income from continuing operations in 2009 and 2008 was reduced by investment securities losses. Domestic income from continuing operations in 2008 was also reduced by the SILO/LILO charge and support agreement charges.

Note 29—Supplemental information to the Consolidated Statement of Cash Flows

Noncash investing and financing transactions that, appropriately, are not reflected in the Consolidated Statement of Cash Flows are listed below.

Noncash investing and financing transactions	Year ended Dec. 31,
(in millions)	2010	2009	2008
Transfers from loans to other assets for OREO	$11	$11	$12
Assets of consolidated VIEs	15,249	-	-
Liabilities of consolidated VIEs	13,949	-	-
Non-controlling interests of consolidated VIEs	699	-	-
Issuance of common stock for acquisitions	-	85	-

162     BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of BNY Mellon’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2010, BNY Mellon changed their methods of accounting related to the consolidation of variable interest entities and, in 2009, changed their methods of accounting for other-than-temporary impairments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BNY Mellon’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2011 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York

February 28, 2011

BNY Mellon     163

Directors, Senior Management and Executive Officers

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

Chairman and Chief Executive Officer

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

MetLife, Inc.

Insurance and financial services company

William C. Richardson

President and Chief Executive Officer Emeritus

The W. K. Kellogg Foundation

Retired Chairman and Co-Trustee of The W. K. Kellogg Foundation Trust

Private foundation

Samuel C. Scott III

Retired Chairman, President and Chief Executive Officer

Corn Products International, Inc.

Global producers of corn-refined products and ingredients

John P. Surma

Chairman and Chief Executive Officer United States Steel Corporation

Steel manufacturing

Wesley W. von Schack

Retired Chairman, President and Chief Executive Officer

Energy East Corporation

Energy services company

Senior Management

Robert P. Kelly

Chairman and Chief Executive Officer

Gerald L. Hassell

President

Executive Officers

Curtis Y. Arledge

Chief Executive Officer,

BNY Mellon Asset Management

Richard F. Brueckner

Chairman,

Pershing LLC

Arthur Certosimo

Chief Executive Officer,

Alternative, Broker-Dealer Services and Treasury Services

Thomas P. (Todd) Gibbons

Chief Financial Officer

Timothy F. Keaney

Chief Executive Officer,

BNY Mellon Asset Servicing;

Chairman of EMEA

James P. Palermo

Chief Executive Officer,

Global Client Management

John A. Park

Controller

Karen B. Peetz

Chief Executive Officer,

Financial Markets and Treasury Services

Lisa B. Peters

Chief Human Resources Officer

Brian G. Rogan

Chief Risk Officer

Brian T. Shea

Chief Executive Officer,

Pershing LLC

Jane C. Sherburne

General Counsel

Kurt D. Woetzel

Head of Global Operations and

Technology and Chief Administrative Officer

164     BNY Mellon

Performance Graph

	2005	2006	2007	2008	2009	2010
The Bank of New York Mellon Corporation	$100.0	$126.9	$151.4	$90.3	$91.0	$99.6
S&P 500 Financial Index	100.0	119.2	97.1	43.5	50.9	57.1
S&P 500	100.0	115.8	122.2	77.0	97.3	112.0
Peer Group	100.0	121.1	101.0	55.4	62.5	67.6

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2005 to Dec. 31, 2010. The graph reflects total shareholder returns for The Bank of New York Company, Inc. from Dec. 31, 2005 to June 29, 2007, and for The Bank of New York Mellon Corporation from July 2, 2007 to Dec. 31, 2010. June 29, 2007 was the last day of trading on the NYSE of The Bank of New York Company, Inc. common stock and July 2, 2007 was the first day of trading on the NYSE of The Bank of New York Mellon Corporation common stock. We are showing combined The Bank of New York Company, Inc.—The Bank of New York Mellon Corporation shareholder returns because The Bank of New York Mellon Corporation does not have a five-year history as a public company. Our peer group is composed of asset managers and institutional service providers that represent our primary competitors. We also utilize the S&P 500 Financial Index as a benchmark against our performance. The graph also shows the cumulative total returns for the same five-year period of the S&P 500 Index, the S&P 500 Financial Index, as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2005 in The Bank of New York Company, Inc. common stock (which was converted on a 0.9434 for one basis into The Bank of New York Mellon Corporation common stock on July 1, 2007), in the S&P 500 Financial Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group*
American Express Company Bank of America Corporation BlackRock, Inc. The Charles Schwab Corporation	Citigroup Inc. JPMorgan Chase & Co. Northern Trust Corporation The PNC Financial Services Group, Inc.	Prudential Financial, Inc. State Street Corporation U.S. Bancorp Wells Fargo & Company

*	Returns are weighted by market capitalization at the beginning of the measurement period.

BNY Mellon     165