Form 10-K, Exhibit 13
period 2011-12-31
Bank of New York Mellon CORP
filed 2012-02-28
CIK 1390777

Exhibit 13.1

FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION

2011 Annual Report

Corporate Information	Inside back cover

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary
(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2011	2010	2009		2008	2007 (a)
Year ended Dec. 31

Fee revenue	$11,498	$10,697	$10,108		$12,342	$9,254
Net securities gains (losses)	48	27	(5,369)		(1,628)	(201)
Income of consolidated investment management funds	200	226	-		-	-
Net interest revenue	2,984	2,925	2,915		2,859	2,245
Total revenue	14,730	13,875	7,654		13,573	11,298
Provision for credit losses	1	11	332		104	(11)
Noninterest expense	11,112	10,170	9,530		11,523	8,094
Income (loss) from continuing operations before income taxes	3,617	3,694	(2,208)		1,946	3,215
Provision (benefit) for income taxes	1,048	1,047	(1,395)		491	987
Net income (loss) from continuing operations	2,569	2,647	(813)		1,455	2,228
Net income (loss) from discontinued operations	-	(66)	(270)		14	10
Extraordinary (loss) on consolidation of commercial paper conduits, net of tax	-	-	-		(26)	(180)
Net income (loss)	2,569	2,581	(1,083)		1,443	2,058
Net (income) attributable to noncontrolling interests	(53)	(63)	(1)		(24)	(19)
Redemption charge and preferred dividends	-	-	(283)		(33)	-
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,516	$2,518	$(1,367)		$1,386	$2,039

Earnings per diluted common share applicable to common shareholders of The Bank of New York Mellon Corporation:
Net income (loss) from continuing operations	$2.03	$2.11	$(0.93)		$1.21	$2.35
Net income (loss) from discontinued operations	-	(0.05)	(0.23)		0.01	0.01
Extraordinary (loss), net of tax	-	-	-		(0.02)	(0.19)
Net income (loss) applicable to common stock	$2.03	$2.05 (b)	$(1.16	) (c)	$1.20	$2.17

At Dec. 31
Interest-earning assets	$259,231	$180,541	$161,537		$184,591	$144,883
Assets of operations	313,919	232,493	212,224		237,512	197,656
Total assets	325,266	247,259	212,224		237,512	197,656
Deposits	219,094	145,339	135,050		159,673	118,125
Long-term debt	19,933	16,517	17,234		15,865	16,873
Preferred (Series B) stock	-	-	-		2,786	-
Total The Bank of New York Mellon Corporation common shareholders’ equity	33,417	32,354	28,977		25,264	29,403

At Dec. 31
Assets under management (in billions)	$1,260	$1,172	$1,115		$928	$1,121
Assets under custody and administration (in trillions)	25.8	25.0	22.3		20.2	23.1
Cross-border assets (in trillions)	9.7	9.2	8.8		7.5	10.0
Market value of securities on loan (in billions) (d)	269	278	247		326	633
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Does not foot due to rounding.
(c)	Diluted earnings per common share for 2009 was calculated using average basic shares. Adding back the dilutive shares would be anti-dilutive.
(d)	Represents the securities on loan managed by the Investment Services business.

2     BNY Mellon

BNY Mellon     3

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary (continued)

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2011	2010	2009		2008		2007 (a)
Net income basis:
Return on common equity (b)	7.5%	8.1%	N/M		5.0%		11.0%
Return on tangible common equity (b)	22.6	25.6	N/M		20.7		29.3
Return on average assets (b)	0.86	1.06	N/M		0.67		1.49

Continuing operations basis:
Return on common equity (b)(c)	7.5%	8.3%	N/M		5.0%		10.9%
Non-GAAP adjusted (b)(c)	8.6	9.5	9.2%		14.2		13.6
Return on tangible common equity – Non-GAAP (b)(c)	22.6	26.3	N/M		20.5		29.2
Non-GAAP adjusted (b)(c)	23.3	27.1	31.6		48.7		33.6
Pre-tax operating margin (c)	25	27	N/M		14		28
Non-GAAP adjusted (c)	28	30	31		39		36
Fee revenue as a percentage of total revenue excluding net securities gains (losses)	78	78	78		79		80
Fee revenue per employee (based on average headcount) (in thousands)	$237	$241	$241		$290		$291
Percentage of non-U.S. revenue (d)	37%	36%	53	% (e)	33	% (f)	32%
Net interest margin (on fully taxable equivalent basis)	1.36	1.70	1.82		1.89	(f)	2.05
Cash dividends per common share	$0.48	$0.36	$0.51		$0.96		$0.95
Common dividend payout ratio	24%	18%	N/M		80%		44%
Dividend yield	2.4%	1.2%	1.8%		3.4%		1.9%
Closing common stock price per common share	$19.91	$30.20	$27.97		$28.33		$48.76
Market capitalization (in billions)	24.1	37.5	33.8		32.5		55.9
Book value per common share – GAAP (c)	27.62	26.06	23.99		22.00		25.66
Tangible book value per common share – Non-GAAP (c)	10.57	8.91	7.90		5.18		8.00
Full-time employees	48,700	48,000	42,200		42,500		41,200
Year-end common shares outstanding (in thousands)	1,209,675	1,241,530	1,207,835		1,148,467		1,145,983
Average total equity to average total assets	11.5%	13.1%	13.4%		13.7%		13.6%

Capital ratios at Dec. 31 (g)
Estimated Basel III Tier 1 common equity ratio–Non-GAAP (c)(h)	7.1%	N/A	N/A		N/A		N/A
Basel I Tier 1 common equity to risk-weighted assets ratio–Non-GAAP (c)	13.4	11.8	10.5		9.4		7.6
Basel I Tier 1 capital ratio	15.0	13.4	12.1		13.2		9.3
Basel I Total (Tier 1 plus Tier 2) capital ratio	17.0	16.3	16.0		16.9		13.2
Basel I leverage capital ratio	5.2	5.8	6.5		6.9		6.5
BNY Mellon shareholders’ equity to total assets ratio (c)	10.3	13.1	13.7		10.6		14.9
Tangible common shareholders’ equity to tangible assets of operations ratio – Non-GAAP (c)	6.4	5.8	5.2		3.8		5.2
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Calculated before the extraordinary losses in 2008 and 2007.
(c)	See “Supplemental Information” beginning on page 66 for a calculation of these ratios.
(d)	Includes fee revenue, net interest revenue and income of consolidated investment management funds, net of net income attributable to noncontrolling interests.
(e)	Excluding investment securities losses, the percentage of non-U.S. fee revenue was 32%.
(f)	Excluding the SILO/LILO charge, the percentage of non-U.S. fee and net interest revenue was 32% and the net interest margin was 2.21%.
(g)	Includes discontinued operations in 2010, 2009, 2008 and 2007.
(h)	Our estimated Basel III Tier 1 common equity ratio (Non-GAAP) reflects our current interpretation of the Basel III rules. Our estimated Basel III Tier 1 common equity ratio could change in the future as the U.S. regulatory agencies implement Basel III or if our businesses change.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company” and similar terms for periods on or after July 1, 2007 refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries, and references to “our,” “we,” “us,” the “Company,” and similar terms prior to July 1, 2007 refer to The Bank of New York Company, Inc. and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

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

How we reported results

All information for 2011 in this Annual Report is reported on a net income basis. All information for 2010 and 2009 in this Annual Report is reported on a continuing operations basis, unless otherwise noted. For a description of discontinued operations, see Note 4 in the Notes to Consolidated Financial Statements.

Throughout this Annual Report, certain measures, which are noted as “Non-GAAP measures,” exclude certain items. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons, using measures that relate to our ability to enhance revenues and limit expenses in circumstances where such matters are within our control. We also present the net interest margin on a fully taxable equivalent (“FTE”) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 66 for a reconciliation of financial measures presented in accordance with GAAP to adjusted Non-GAAP financial measures.

Organization of our business

In the first quarter of 2011, BNY Mellon realigned its internal reporting structure and business presentation to focus on its two principal businesses, Investment Management and Investment Services. The realignment reflects management’s approach to assessing performance and decisions regarding resource allocations. Investment Management includes the former Asset Management and Wealth Management businesses. Investment Services includes the former Asset Servicing, Issuer Services and Clearing Services businesses as well as the Cash Management business previously included in the former Treasury Services business. The Other segment includes credit-related activities previously included in the Treasury Services business, the lease financing portfolio, corporate treasury activities, including our investment securities portfolio, our equity investments in Wing Hang Bank and ConvergEx Group, business exits and corporate overhead. The income statement has been changed to reflect this realignment as follows:

•	Investment management and performance fees consist of the former asset and wealth management fee revenue; and
•	Investment services fees consist of the former securities servicing fees, including asset servicing, issuer services, clearing services, as well as treasury services fee revenue.

All prior periods were reclassified. The reclassifications did not affect the results of operations.

Merger with Mellon Financial

On July 1, 2007, The Bank of New York Company, Inc. and Mellon Financial Corporation (“Mellon Financial”) merged into The Bank of New York Mellon Corporation (together with its consolidated subsidiaries, “BNY Mellon”), with BNY Mellon

4     BNY Mellon

Results of Operations (continued)

being the surviving entity (the “2007 Merger”). Results for 2007 reflect six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

Overview

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE symbol: BK). BNY Mellon is a global financial services company focused on helping clients manage and service their financial assets, operating in 36 countries and serving more than 100 markets. BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, offering superior investment management and investment services through a worldwide client-focused team. At Dec. 31, 2011, we had $25.8 trillion in assets under custody and administration and $1.26 trillion in assets under management, serviced $11.8 trillion in outstanding debt and processed global payments averaging $1.5 trillion per day.

BNY Mellon’s businesses benefit from the global growth in financial assets and from the globalization of the investment process. Over the long term, our goals are focused on deploying capital to accelerate the long-term growth of our businesses and achieving superior total returns to shareholders by generating first quartile earnings per share growth over time relative to a group of peer companies.

Key components of our strategy include: providing superior client service versus peers; strong investment performance relative to investment benchmarks; above-median revenue growth relative to peer companies; increasing the percentage of revenue and income derived from outside the United States; successful integration of acquired businesses; competitive margins; and positive operating leverage. We have established Basel I Tier 1 capital as our principal capital measure and have established a targeted ratio of Basel I Tier 1 capital to risk-weighted assets of 10%. We expect to update our capital targets once new regulatory capital guidelines are finalized.

Key 2011 events

Sale of Shareowner Services

On Dec. 31, 2011, BNY Mellon sold its Shareowner Services business. The sales price of $550 million resulted in a pre-tax gain of $98 million. We recorded an immaterial after-tax gain primarily due to the write-off of non-tax deductible goodwill associated with the business. The transaction enhanced BNY Mellon’s capital position, adding approximately 30 basis points to our estimated Basel III Tier 1 common equity ratio at Dec. 31, 2011.

Acquisition of Penson Financial Services

On Nov. 30, 2011, we acquired Penson Financial Services Australia Pty Ltd (“Penson”), a clearing firm located in Australia, in a $33 million share purchase transaction. Penson offers execution and clearing services and provides processing for local exchange-traded equities and exchange-traded options in Australia. The results of Penson are included in the Investment Services business.

Continuing global economic uncertainty

The global financial markets and economy remain affected by a variety of concerns, including questions about the creditworthiness of sovereign issuers within Europe. Sovereign or financial institution defaults, political uncertainties or credit downgrades could lead to disruptions in the money markets, changes in foreign exchange values, reductions in the attractiveness and value of European assets, and/or an increase in borrowing costs for consumers and companies in Europe.

During 2011, the continued economic uncertainty in the global markets contributed to a significant increase in our balance sheet. Client deposits increased $74 billion, which drove a $78 billion increase in total assets. In response to this continued uncertainty, we reduced exposure to higher risk countries and increased our exposure to central banks. Additionally, we continued to maintain a highly liquid balance sheet with a ratio of liquid funds to total assets of 42% at Dec. 31, 2011, while also reducing our exposure to large global financial institutions.

Change in executive management

Effective Aug. 31, 2011, Robert P. Kelly resigned as Chairman, Chief Executive Officer and Director. Also effective on Aug. 31, 2011, Gerald L. Hassell, BNY Mellon’s President and a board member since 1998, was appointed Chairman and Chief Executive Officer of the Company.

Acquisition of Talon Asset Management

On July 1, 2011, BNY Mellon acquired the wealth management operations of Chicago-based Talon Asset

BNY Mellon     5

Results of Operations (continued)

Management (“Talon”). Talon manages more than $800 million in assets for wealthy families and institutions. The acquisition of Talon represents BNY Mellon’s first wealth management office in Chicago, the third largest wealth management market in the U.S. The results of Talon are included in the Investment Management business.

Dividend increase and share repurchase program

In March 2011, BNY Mellon received confirmation that the Federal Reserve did not object to its comprehensive capital plan which provides for capital actions, including a dividend increase and share repurchases. Accordingly, on March 22, 2011, the board of directors authorized a 44% increase in the quarterly common stock dividend to $0.13 per common share.

In 2011, we repurchased 34.8 million shares in the open market, at an average price of $24.00 per share for a total of $835 million. In 2012, we continued to repurchase shares under the 2011 capital plan. Through Feb. 27, 2012, we repurchased 17.3 million shares in the open market, at an average price of $21.53 per share for a total of $371 million.

Summary of financial results

We reported net income applicable to common shareholders of BNY Mellon of $2.5 billion, or $2.03 per diluted common share in 2011 compared with $2.5 billion, or $2.05 per diluted common share in 2010. In 2009, we reported a net loss applicable to common shareholders of BNY Mellon of $1.4 billion, or $1.16 per diluted common share. In 2010, net income applicable to common shareholders on a continuing operations basis was $2.6 billion, or $2.11 per diluted common share. In 2009, we incurred a net loss applicable to common shareholders on a continuing operations basis of $1.1 billion, or $0.93 per diluted common share.

Highlights of 2011 results

•

Assets under custody and administration (“AUC”) totaled $25.8 trillion at Dec. 31, 2011 compared with $25.0 trillion at Dec. 31, 2010. The increase primarily reflects net new business. (See the “Investment Services business” beginning on page 21).

•	Assets under management (“AUM”), excluding securities lending assets, totaled $1.26 trillion at Dec. 31, 2011 compared with $1.17 trillion at
Dec. 31, 2010. The increase was primarily driven by net new business. (See the “Investment Management business” beginning on page 18).
•

Investment services fees totaled $6.8 billion in 2011 compared with $6.1 billion in 2010. The increase primarily resulted from the full year impact of the acquisitions of Global Investment Servicing (“GIS”) on July 1, 2010 and BHF Asset Servicing GmbH (“BAS”) on Aug. 2, 2010 (collectively, “the Acquisitions”), and net new business, partially offset by higher money market fee waivers. (See the “Investment Services business” beginning on page 21).

•

Investment management and performance fees totaled $3.0 billion in 2011 compared with $2.9 billion in 2010. The increase was driven by net new business and higher average equity markets, largely offset by higher money market fee waivers. (See the “Investment Management business” beginning on page 18).

•

Foreign exchange and other trading revenue totaled $848 million in 2011 compared with $886 million in 2010. In 2011, foreign exchange revenue totaled $761 million, a decrease of 3% compared with 2010, driven by lower volatility, partially offset by higher volumes. Other trading revenue was $87 million 2011 compared with $99 million in 2010. The decrease was primarily driven by lower fixed income trading revenue. (See “Fee and other revenue” beginning on page 8).

•

Investment income and other revenue totaled $455 million in 2011 compared with $467 million in 2010. The decrease primarily resulted from lower foreign currency translation, the write-down of an equity investment, lower lease residual gains and lower private equity investment revenue, primarily offset by the gain on the sale of Shareowner Services and gains related to loans held-for-sale retained from a previously divested bank subsidiary. (See “Fee and other revenue” beginning on page 8).

•

Net interest revenue totaled $3.0 billion in 2011 compared with $2.9 billion in 2010 and the net interest margin (FTE) was 1.36% in 2011 compared with 1.70% in 2010. The trends of net interest revenue and net interest margin (FTE) primarily reflect growth in client deposits, which were placed with central banks, purchases of high quality securities and an increased level of secured loans, partially offset by lower spreads resulting from the continued impact of the lower global interest rate environment. (See “Net interest revenue” beginning on page 11).

6     BNY Mellon

Results of Operations (continued)

•

The provision for credit losses was $1 million in 2011 compared with $11 million in 2010. The lower provision in 2011 primarily resulted from an improvement in the loan portfolio and a decline in criticized assets. (See “Asset quality and allowance for credit losses” beginning on page 42).

•

Noninterest expense totaled $11.1 billion in 2011 compared with $10.2 billion in 2010. The increase primarily reflects the full-year impact of the Acquisitions, higher staff expense, volume-related expenses, and software expense, as well as higher professional, legal and other purchased services. Noninterest expense in 2011 also includes restructuring charges of $89 million. (See “Noninterest expense” beginning on page 14).

•

BNY Mellon recorded an income tax provision of $1.0 billion (29.0% effective tax rate) in 2011 compared with an income tax provision, on a continuing operations basis, of $1.0 billion (28.3% effective tax rate) in 2010. (See “Income taxes” on page 15).

•

Unrealized net of tax gains on our total investment securities portfolio were $420 million at Dec. 31, 2011 compared with $150 million at Dec. 31, 2010. The improvement in the valuation of the investment securities portfolio was driven by improved valuations of agency RMBS and U.S. Treasury securities, partially offset by declines in valuations of certain non-agency residential mortgage-backed securities. (See “Investment securities” beginning on page 36).

•

At Dec. 31, 2011, our estimated Basel III Tier 1 common equity ratio was 7.1% , an improvement of more than 100 basis points from March 31, 2011. The improvement was driven by earnings retention, the reduction of goodwill and intangible assets related to the sale of Shareowner Services and paydowns on sub-investment grade securities, partially offset by share repurchases. (See “Capital” beginning on page 53).

•

We generated $2.8 billion of Basel I Tier 1 common equity in 2011, primarily driven by earnings. Our Basel I Tier 1 capital ratio was 15.0% at Dec. 31, 2011 compared with 13.4% at Dec. 31, 2010. (See “Capital” beginning on page 53).

•	In 2011, we repurchased 34.8 million common shares in the open market, at an average price of $24.00 per share, for a total of $835 million.

Results of 2010

In 2010, we reported net income applicable to common shareholders, including discontinued operations, of $2.5 billion, or $2.05 per diluted common share, or on a continuing operations basis, net income of $2.6 billion, or $2.11 per diluted common share. These results were primarily driven by:

•	Investment services fee revenue totaled $6.1 billion in 2010 reflecting the Acquisitions, higher market values and net new business.
•

Investment management and performance fees totaled $2.9 billion in 2010 reflecting higher market values globally, the full year impact of the acquisition of Insight Investment Management Limited (“Insight”) and new business.

•	Foreign exchange and other trading revenue totaled $886 million in 2010 driven by lower fixed income and derivatives trading revenue and lower foreign exchange revenue.
•	Net interest revenue totaled $2.9 billion in 2010 as a higher yield on the restructured investment securities portfolio and higher interest-earning assets were offset by lower spreads.
•	Noninterest expense totaled $10.2 billion in 2010 primarily driven by the impact of the Acquisitions, the full-year impact of the Insight acquisition and higher compensation expense.

Results for 2009

In 2009, we reported a net loss of $1.4 billion, or $1.16 per diluted common share, or on a continuing operations basis, a net loss of $1.1 billion, or $0.93 per diluted common share. These results were primarily driven by:

•	Investment securities (pre-tax) net losses of $5.4 billion in 2009 reflecting the restructuring of the investment securities portfolio.
•	A provision for credit losses of $332 million in 2009, reflecting a higher number of downgrades and deterioration in certain industry sectors.
•	Merger and integration (“M&I”) expenses of $233 million (pre-tax).
•

An after-tax redemption charge of $196.5 million related to the repurchase of the Series B preferred stock issued to the U.S. Treasury as part of the Troubled Asset Relief Program (“TARP”) Capital Purchase Program and $86.5 million for dividends/accretion on the Series B preferred stock.

BNY Mellon     7

Results of Operations (continued)

Results for 2009, compared with 2008, also included lower securities servicing revenue, lower investment management and performance fees and lower foreign exchange and other trading revenue.

Fee and other revenue

Fee and other revenue (dollars in millions unless otherwise noted)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Investment services fees:
Asset servicing (a)	$3,697	$3,076	$2,573	20%	20%
Issuer services	1,445	1,460	1,463	(1)	-
Clearing services	1,159	1,005	962	15	4
Treasury services	535	530	519	1	2
Total investment services fees	6,836	6,071	5,517	13	10
Investment management and performance fees	3,002	2,868	2,677	5	7
Foreign exchange and other trading revenue	848	886	1,036	(4)	(14)
Distribution and servicing	187	210	326	(11)	(36)
Financing-related fees	170	195	215	(13)	(9)
Investment income	258	308	226	(16)	36
Other	197	159	111	24	43
Total fee revenue	11,498	10,697	10,108	7	6
Net securities gains (losses)	48	27	(5,369)	78	N/M
Total fee and other revenue	$11,546	$10,724	$4,739	8%	126%
Fee revenue as a percentage of total revenue excluding net securities gains (losses)	78%	78%	78%
Market value of AUM at period end (in billions)	$1,260	$1,172	$1,115	8%	5%
Market value of AUC and administration at period end (in trillions)	$25.8	$25.0	$22.3	3%	12%
(a)	Asset servicing fees include securities lending revenue of $183 million in 2011, $150 million in 2010 and $259 million in 2009.

Fee revenue

Fee revenue increased 7% in 2011 compared with 2010, primarily reflecting the full year impact of the Acquisitions, higher average market values and higher net new business, partially offset by higher money market fee waivers and lower trading volumes.

Investment services fees

Investment services fees were impacted by the following compared with 2010:

•	Asset servicing fees increased 20%, primarily driven by the full-year impact of the Acquisitions, higher market values, net new business and higher securities lending revenue due to wider spreads.
•

Issuer services fees decreased 1% as higher Depositary Receipts revenue driven by higher corporate action fees was more than offset by lower Corporate Trust fee revenue, reflecting continued weakness in the structured debt markets and lower money market-related distribution fees, and lower Shareowner Services revenue, reflecting lower corporate action fees.

•	Clearing services fees increased 15%, primarily driven by the full-year impact of the GIS acquisition, and new business, partially offset by lower trading volumes and higher money market fee waivers.
•	Treasury services fees increased 1% compared with 2010, reflecting the full-year impact of the GIS acquisition, primarily offset by lower funds transfer, cash management and liquidity management fees.

See the “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees totaled $3.0 billion in 2011, an increase of 5% compared with 2010. The increase reflects higher average market values and net new business, partially offset by higher money market fee waivers and lower performance fees. Performance fees were $93 million in 2011 and $121 million in 2010.

Total AUM for the Investment Management business was $1.26 trillion at Dec. 31, 2011, compared with $1.17 trillion at Dec. 31, 2010. The increase was

8     BNY Mellon

Results of Operations (continued)

primarily due to net new business and improved market values throughout 2011. Long-term inflows in 2011 were $83 billion and benefited from strength in fixed income and equity-indexed products.

See the “Investment Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2011	2010	2009
Foreign exchange	$761	$787	$850
Fixed income	65	80	242
Credit derivatives (a)	(3)	(7)	(84)
Other	25	26	28
Total	$848	$886	$1,036
(a)	Used as economic hedges of loans.

Foreign exchange and other trading revenue decreased $38 million, or 4%, from $886 million in 2010. In 2011, foreign exchange revenue totaled $761 million, a decrease of 3% compared with 2010, driven by lower volatility and spreads, partially offset by higher volumes. Foreign exchange revenue continues to be impacted by increasing competitive pressures. Other trading revenue totaled $87 million in 2011, a decrease of 12% compared with 2010, largely due to lower fixed income trading revenue. Foreign exchange revenue is primarily reported in the Investment Services business. Other trading revenue is primarily reported in the Other segment.

The foreign exchange trading engaged in by the Company generates revenues, which are influenced by the volume of client transactions and the spread realized on these transactions. The level of volume and spreads is affected by market volatility, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. These revenues also depend on our ability to manage the risk associated with the currency transactions we execute. A substantial majority of our foreign exchange trades is undertaken for our custody clients in transactions where BNY Mellon acts as principal, and not as an agent or broker. As a principal, we earn a profit, if any, based on our ability to risk manage the aggregate foreign currency positions that we buy and sell on a daily basis. Generally speaking, custody clients enter into foreign exchange transactions in one of three ways: negotiated trading with BNY Mellon, BNY Mellon’s standing instruction program, or transactions with third-party foreign exchange providers. Negotiated trading generally refers to orders entered by the client or the client’s investment manager, with all decisions related to the transaction, usually on a transaction-specific basis, made by the client or its investment manager. Such transactions may be initiated by (i) contacting one of our sales desks to negotiate the rate for specific transactions, (ii) using electronic trading platforms, or (iii) electing other methods such as those pursuant to a benchmarking arrangement, in which pricing is determined by an objective market rate plus a pre-negotiated spread. The preponderance of the notional value of our trading volume with clients is in negotiated trading. Our standing instruction program provides custody clients and their investment managers with an end-to-end solution that allows them to shift to BNY Mellon the cost, management and execution risk, often in small transactions not otherwise eligible for a more favorable rate or transactions in restricted and difficult to trade currencies. We incur substantial costs in supporting the global operational infrastructure required to administer the standing instruction program; on a per-transaction basis, the costs associated with the standing instruction program exceed the costs associated with negotiated trading. Our custody clients choose to use third-party foreign exchange providers other than BNY Mellon for a substantial majority of their U.S. dollar equivalent volume foreign exchange transactions.

We typically price negotiated trades for our custody clients at a spread over our estimation of the current market rate for a particular currency or based on an agreed third-party benchmark. With respect to our standing instruction program, we typically assign a price derived from the daily pricing range for marketable-size foreign exchange transactions (generally more than $1 million) executed between global financial institutions, known as the “interbank range.” Using the interbank range for the given day, we typically price purchases of currencies at or near the low end of this range and sales of currencies at or near the high end of this range. For the year ended Dec. 31, 2011, our total revenue for all types of foreign exchange trading transactions was $761 million, which is approximately 5% of our total revenue. Approximately 40% of our foreign exchange revenue resulted from foreign exchange transactions undertaken through our standing instruction program.

BNY Mellon     9

Results of Operations (continued)

Distribution and servicing fees

Distribution and servicing fees earned from mutual funds are primarily based on average assets in the funds and the sales of funds that we manage or administer and are primarily reported in the Investment Management business. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes, the funds’ market values and money market fee waivers.

The $23 million decrease in distribution and servicing fee revenue in 2011 compared with 2010 primarily reflects increased money market fee waivers as well as equity market changes. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Other segment, include capital markets fees, loan commitment fees and credit-related fees. Financing-related fees decreased $25 million from 2010 primarily as a result of lower capital markets and credit-related fees, primarily reflecting our strategy to reduce targeted risk exposure.

Investment income

Investment income (in millions)	2011	2010	2009
Corporate/bank-owned life insurance	$154	$150	$151
Lease residual gains	42	69	90
Equity investment income (loss)	44	51	(28)
Private equity gains (losses)	18	29	(18)
Seed capital gains	-	9	31
Total investment income	$258	$308	$226

Investment income, which is primarily reported in the Other segment and Investment Management business, includes income from insurance contracts, lease residual gains and losses, equity investment income (loss), private equity investments and gains and losses on seed capital investments. The decrease, compared with 2010, primarily reflects lower lease residual, private equity and seed capital gains.

Other revenue

Other revenue (in millions)	2011	2010	2009
Asset-related gains	$181	$22	$76
Expense reimbursements from joint ventures	38	37	31
Economic value payments	4	7	-
Other income (loss)	(26)	93	4
Total other revenue	$197	$159	$111

Other revenue includes asset-related gains, expense reimbursements from joint ventures, economic value payments and other income (loss). Asset-related gains include loan, real estate and other asset dispositions. Expense reimbursements from joint ventures relate to expenses incurred by BNY Mellon on behalf of joint ventures. Economic value payments relate to deposits from the GIS acquisition that have not yet transferred to BNY Mellon. Other income (loss) primarily includes foreign currency remeasurement, other investments and various miscellaneous revenues.

Total other revenue increased $38 million compared with 2010, primarily reflecting the gain on the sale of Shareowner Services and asset-related gains on loans held-for-sale retained from a previously divested bank subsidiary, partially offset by net losses on foreign currency remeasurement.

Net securities gains (losses)

Net securities gains totaled $48 million in 2011 compared with $27 million in 2010.

The following table details securities gains (losses) by type of security. See “Consolidated balance sheet review” for further information on the investment securities portfolio.

Net securities gains (losses) (in millions)	2011	2010	2009
U.S. Treasury	$77	$15	$-
Agency RMBS	8	15	-
Alt-A RMBS	(36)	(13)	(3,113)
Prime RMBS	(1)	-	(1,008)
Subprime RMBS	(21)	(4)	(322)
European floating rate notes	(39)	(3)	(269)
Sovereign debt	36	-	-
Home equity lines of credit	-	-	(205)
Commercial MBS	-	-	(89)
Grantor Trust	-	-	(39)
Credit cards	-	-	(26)
ABS CDOs	-	-	(23)
Other	24	17	(275)
Total net securities gains (losses)	$48	$27	$(5,369)

10     BNY Mellon

Results of Operations (continued)

2010 compared with 2009

Fee revenue increased 6% in 2010 compared with 2009, primarily reflecting the impact of the Acquisitions, the full-year impact of the Insight acquisition, improved market values and new business, partially offset by lower foreign exchange and other trading revenue, lower distribution and servicing fees and lower securities lending revenue.

Net securities gains totaled $27 million in 2010 compared with losses of $5.4 billion in 2009. The loss in 2009 primarily resulted from a charge related to restructuring the investment securities portfolio.

Fee and other revenue was also impacted by the following:

•

Investment services fees increased reflecting the impact of the Acquisitions, higher market values, net new business and higher Depositary Receipts revenue resulting from higher issuance, corporate action and service fees. This increase was partially offset by lower Corporate Trust fee revenue, reflecting continued weakness in the structured debt markets and lower money market related distribution fees, lower Shareowner Services revenue, reflecting lower corporate action fees, and lower securities lending revenue resulting from narrower spreads and lower loan balances.

•	Investment management and performance fees increased reflecting improved market values, the Insight acquisition and the impact of net new business.
•	Foreign exchange and other trading revenue decreased largely due to lower fixed income and derivatives trading revenue.
•	Investment income increased reflecting higher equity investment revenue and higher private equity gains, partially offset by lower lease residual and seed capital gains.
•	Total other revenue increased primarily reflecting higher foreign currency remeasurements, partially offset by lower asset-related gains.

Net interest revenue

Net interest revenue (dollars in millions)	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Net interest revenue (non-FTE)	$2,984	$2,925	$2,915	2%		-%
Tax equivalent adjustment	27	19	18	N/M		N/M
Net interest revenue (FTE) – Non-GAAP	3,011	2,944	2,933	2%		-%
Average interest-earning assets	$222,233	$172,792	$160,955	29%		7%
Net interest margin (FTE)	1.36%	1.70%	1.82%	(34	)bps	(12	)bps

Net interest revenue totaled $3.0 billion in 2011, a 2% increase compared with 2010. The net interest margin (FTE) was 1.36% in 2011 compared with 1.70% in 2010. The trends of net interest revenue and net interest margin (FTE) primarily reflect growth in client deposits, which were placed with central banks, purchases of high quality securities and an increased level of secured loans, partially offset by lower spreads resulting from the continued impact of the lower global interest rate environment.

Average interest-earning assets were $222 billion in 2011, compared with $173 billion in 2010. The increase in 2011 compared with 2010 primarily occurred in the second half of 2011 and was driven by higher client deposits as a function of the European debt crisis and continued economic uncertainty in the global markets. Average total securities increased to $74 billion in 2011, up from $61 billion in 2010, reflecting our strategy to invest in high-quality, government-guaranteed securities, and to a lesser degree, state and political subdivisions and asset-

backed collateralized loan obligations (“CLOs”). Average interest-bearing deposits with the Federal Reserve and other central banks increased to $47 billion, up from $14 billion in 2010, reflecting higher client deposits.

2010 compared with 2009

Net interest revenue totaled $2.9 billion in 2010, essentially unchanged compared with 2009. Net interest revenue in 2010 reflected a higher yield on the restructured investment securities portfolio, net of lost interest on the securities sold and higher average interest-earning assets, primarily offset by narrower spreads.

The net interest margin (FTE) was 1.70% in 2010 compared with 1.82% in 2009. The lower net interest margin (FTE) in 2010 was driven by lower spreads and higher interest-earning assets in a lower-rate environment, which more than offset the higher yield on the restructured investment securities portfolio.

BNY Mellon     11

Results of Operations (continued)

Average balances and interest rates	2011
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$55,218	$543		0.99%
Interest-bearing deposits held at the Federal Reserve and other central banks	47,104	148		0.31
Federal funds sold and securities purchased under resale agreements	4,809	28		0.58
Margin loans	9,576	129		1.34
Non-margin loans:
Domestic offices:
Consumer	5,666	217		3.83
Commercial	15,915	316		1.99
Foreign offices	9,762	148		1.51
Total non-margin loans	31,343	681	(a)	2.17
Securities:
U.S. government obligations	15,003	234		1.56
U.S. government agency obligations	21,684	625		2.88
State and political subdivisions – tax-exempt	1,394	59		4.25
Other securities:
Domestic offices	15,756	680		4.32
Foreign offices	17,457	414		2.37
Total other securities	33,213	1,094		3.30
Trading securities:
Domestic offices	2,856	74		2.61
Foreign offices	33	-		0.95
Total trading securities	2,889	74		2.59
Total securities	74,183	2,086		2.82
Total interest-earning assets	$222,233	$3,615	(b)	1.63%
Allowance for loan losses	(444)
Cash and due from banks	4,579
Other assets	51,398
Assets of consolidated investment management funds	13,379
Total assets	$291,145
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$4,659	$16		0.34%
Savings	1,525	2		0.16
Certificates of deposits of $100,000 & over	364	-		0.05
Other time deposits	34,396	29		0.08
Total domestic	40,944	47		0.11
Foreign offices:
Banks	6,910	58		0.84
Government and official institutions	2,031	1		0.05
Other	74,810	135		0.18
Total foreign	83,751	194		0.23
Total interest-bearing deposits	124,695	241		0.19
Federal funds purchased and securities sold under repurchase agreements	8,572	2		0.02
Trading liabilities	1,852	32		1.76
Other borrowed funds:
Domestic offices	1,124	16		1.41
Foreign offices	906	5		0.60
Total other borrowed funds	2,030	21		1.05
Payables to customers and broker-dealers	7,319	7		0.09
Long-term debt	18,057	301		1.66
Total interest-bearing liabilities	$162,525	$604		0.37%
Total noninterest-bearing deposits	57,984
Other liabilities	24,244
Liabilities and obligations of consolidated investment management funds	12,073
Total liabilities	256,826
Equity
Noncontrolling interests	800
The Bank of New York Mellon Corporation shareholders’ equity	33,519
Total liabilities, temporary equity and permanent equity	$291,145
Net interest margin				1.36%
Percentage of assets attributable to foreign offices (c)	36%
Percentage of liabilities attributable to foreign offices	33
(a)	Includes fees of $39 million in 2011. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	The tax equivalent adjustment was $27 million in 2011, and is based on the applicable tax rate (35%).
(c)	Includes the Cayman Islands branch office.

12     BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2010					2009
(dollar amounts in millions, presented on an FTE basis)	Average balance		Interest		Average rates	Average balance		Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$56,679		$491		0.87%	$55,797		$684		1.22%
Interest-bearing deposits held at the Federal Reserve and other central banks	14,253		49		0.34	11,938		43		0.36
Other short-term investments – U.S. Government-backed commercial paper	-		-		-	317		9		2.95
Federal funds sold and securities purchased under resale agreements	4,660		64		1.37	3,238		31		0.97
Margin loans	5,900		88		1.50	4,340		69		1.59
Non-margin loans:
Domestic offices:
Consumer	5,485		231		4.21	5,420		262		4.83
Commercial	15,286		356		2.33	15,056		362		2.41
Foreign offices	9,633		151		1.57	11,608		250		2.15
Total non-margin loans	30,404		738	(a)	2.43	32,084		874	(a)	2.72
Securities:
U.S. Government obligations	7,857		119		1.50	3,218		50		1.54
U.S. Government agency obligations	20,140		674		3.34	16,019		592		3.70
State and political subdivisions – tax exempt	627		41		6.48	680		47		6.92
Other securities:
Domestic offices	14,683		981		6.68	20,419		828		4.05
Foreign offices	14,906		173		1.16	10,912		248		2.28
Total other securities	29,589		1,154		3.90	31,331		1,076		3.43
Trading securities
Domestic offices	2,568		71		2.79	1,934		50		2.57
Foreign offices	115		-		0.26	59		1		1.40
Total trading securities	2,683		71		2.68	1,993		51		2.54
Total securities	60,896		2,059		3.38	53,241		1,816		3.41
Total interest-earning assets	$172,792		$3,489	(b)	2.02%	$160,955		$3,526	(b)	2.19%
Allowance for loan losses	(522)					(420)
Cash due from banks	3,832					3,638
Other assets	47,979					45,766
Assets of discontinued operations	404	(c)				2,188	(c)
Assets of consolidated investment management funds	13,355					-
Total assets	$237,840					$212,127
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits – domestic offices:
Money market rate accounts (d)	$4,463		$20		0.46%	$2,603		$12		0.45%
Savings	1,396		4		0.26	1,136		2		0.17
Certificates of deposit of $100,000 & over	368		-		0.17	961		8		0.85
Other time deposits (d)	26,649		25		0.09	20,938		35		0.17
Total domestic	32,876		49		0.15	25,638		57		0.22
Interest-bearing deposits – foreign offices:
Banks	5,401		18		0.33	5,182		13		0.26
Government and official institutions	1,423		1		0.05	866		1		0.10
Other	64,529		63		0.10	66,520		101		0.15
Total foreign	71,353		82		0.12	72,568		115		0.16
Total interest-bearing deposits	104,229		131		0.13	98,206		172		0.17
Federal funds purchased and securities sold under repurchase agreements	5,356		43		0.80	2,695		-		-
Trading liabilities	1,630		41		2.50	1,283		22		1.76
Other borrowed funds:
Domestic offices	1,386		21		1.57	981		15		1.53
Foreign offices	677		3		0.39	593		5		0.85
Total other borrowed funds	2,063		24		1.18	1,574		20		1.27
Borrowings from the Federal Reserve related to ABCP	-		-		-	317		7		2.25
Payables to customers and broker-dealers	6,439		6		0.09	5,263		6		0.12
Long-term debt	16,673		300		1.80	16,893		366		2.17
Total interest-bearing liabilities	$136,390		$545		0.40%	$126,231		$593		0.47%
Total noninterest-bearing deposits	35,208					36,446
Other liabilities	21,768					18,760
Liabilities of discontinued operations	404	(c)				2,188	(c)
Liabilities and obligations of consolidated investment management funds	12,218					-
Total liabilities	205,988					183,625
Equity
Noncontrolling interests	752					26
The Bank of New York Mellon Corporation shareholders’ equity	31,100					28,476
Total liabilities, temporary equity and permanent equity	$237,840					$212,127
Net interest margin					1.70%					1.82%
Percentage of assets attributable to foreign offices (e)	43%					37%
Percentage of liabilities attributable to foreign offices	36					34
(a)	Includes fees of $46 million in 2010 and $43 million in 2009. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	The tax equivalent adjustment was $19 million in 2010 and $18 million in 2009, and is based on the applicable tax rate (35%).
(c)	Average balances and rates are impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(d)	In 2011, certain money market rate accounts were reclassified to other time deposits. All prior periods have been restated.
(e)	Includes the Cayman Islands branch office.

BNY Mellon     13

Results of Operations (continued)

Noninterest expense

Noninterest expense	2011	2010	2009		2011 vs. 2010	2010 vs. 2009
(dollars in millions)
Staff:
Compensation	$3,567	$3,237	$2,985		10%	8%
Incentives	1,262	1,193	996		6	20
Employee benefits	897	785	719		14	9
Total staff	5,726	5,215	4,700		10	11
Professional, legal and other purchased services	1,217	1,099	1,017		11	8
Net occupancy	624	588	564		6	4
Software	485	410	367		18	12
Distribution and servicing	416	377	393		10	(4)
Furniture and equipment	330	315	309		5	2
Sub-custodian	298	247	203		21	22
Business development	261	271	214		(4)	27
Other	1,147	1,060	954		8	11
Subtotal	10,504	9,582	8,721		10	10
Amortization of intangible assets	428	421	426		2	(1)
Restructuring charges	89	28	150		218	(81)
Merger and integration (“M&I”) expenses	91	139	233		(35)	(40)
Total noninterest expense	$11,112	$10,170	$9,530		9%	7%
Total staff expense as a percentage of total revenue	39%	38%	61	% (a)
Full-time employees at period end	48,700	48,000	42,200		1%	14%
(a)	Excluding investment securities gains (losses), total staff expense as a percentage of total revenue (Non-GAAP) was 36% in 2009.

Total noninterest expense increased $942 million, or 9%, compared with 2010 primarily reflecting the full-year impact of the Acquisitions, which impacted nearly all expense categories and accounted for nearly 50% of the increase year-over-year. The increase in noninterest expense also reflects higher staff expense, volume-related expenses and software expense, as well as higher professional, legal and other purchased services.

Staff expense

Given our mix of fee-based businesses, which are staffed with high-quality professionals, staff expense comprised 55% of total noninterest expense in 2011 and 54% in 2010, excluding amortization of intangible assets, restructuring charges and M&I expenses.

Staff expense is comprised of:

•	compensation expense, which includes:
–	salary expense, primarily driven by headcount;
–	the cost of temporary services and overtime; and
–	severance expense;
•	incentive expense, which includes:
–	additional compensation earned under a wide range of sales commission and incentive plans designed to reward a combination of individual, business unit and corporate performance goals; as well as,
–	stock-based compensation expense; and
•	employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

The increase in staff expense compared with 2010 primarily reflects:

•	the full-year impact of the Acquisitions;
•	the annual employee merit increase effective in the second quarter of 2011;
•	higher pension expense;
•	higher incentives; and
•	a $22 million charge as a result of a change in executive management.

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, legal, litigation, productivity initiatives and business development.

14     BNY Mellon

Results of Operations (continued)

Non-staff expense, excluding amortization of intangible assets, restructuring charges and M&I expenses, totaled $4.8 billion in 2011 compared with $4.4 billion in 2010. The increase primarily reflects:

•	the full-year impact of the Acquisitions;
•	higher volume-related expenses;
•	higher software expense resulting from new assets placed into service; and,
•	higher legal costs.

These increases were partially offset by state investment tax credits received in 2011.

Pre-tax restructuring charges of $89 million in 2011 primarily related to efficiency initiatives to transform operations, technology and corporate services. The efficiency initiatives are expected to produce annualized pre-tax savings of $240 – $260 million in 2012. For additional information on restructuring charges, see Note 12 of the Notes to Consolidated Financial Statements.

In 2011, we incurred $91 million of M&I expenses primarily related to the integration of the Acquisitions.

The financial services industry has seen a continuing increase in the level of litigation activity. As a result, we anticipate our legal and litigation costs to continue at elevated levels. For additional information on litigation matters, see Note 24 of the Notes to Consolidated Financial Statements.

2010 compared with 2009

Total noninterest expense was $10.2 billion in 2010, an increase of $0.6 billion or 7% compared with 2009. The increase primarily reflects the impact of the Acquisitions and the full-year impact of the Insight acquisition, both of which impacted nearly all expense categories and higher litigation expense. Noninterest expense in 2010 also included M&I expenses of $139 million related to the Acquisitions and the 2007 Merger.

Income taxes

BNY Mellon recorded an income tax provision of $1.0 billion (29.0% effective tax rate) in 2011 compared with an income tax provision, on a continuing operations basis, of $1.0 billion (28.3% effective tax rate) in 2010 and an income tax benefit, on a continuing operations basis, of $1.4 billion (63.2% effective tax rate) in 2009. Excluding the impact of investment securities losses, M&I expenses, restructuring charges and benefits from discrete tax items, the effective tax rate for 2009 was 29.7%.

We expect the effective tax rate to be approximately 29-30% in the first quarter of 2012.

Review of businesses

We have an internal information system that produces performance data along product and service lines for our two principal businesses and the Other segment.

Organization of our business

In the first quarter of 2011, BNY Mellon realigned its internal reporting structure and business presentation to focus on its two principal businesses, Investment Management and Investment Services. See “General – Organization of our business” for additional information. All prior periods presented in this Annual Report are presented accordingly.

Also in the first quarter of 2011, we revised the net interest revenue for our businesses to reflect a new approach which adjusts our transfer pricing methodology to better reflect the value of certain domestic deposits. All prior period business results have been restated to reflect this revision. This revision did not impact the consolidated results.

For information on the accounting principles of our businesses, the primary types of revenue generated by each business and how our businesses are presented and analyzed, see Note 26 of the Notes to Consolidated Financial Statements.

Information on our businesses is reported on a continuing operations basis for 2010 and 2009. See Note 4 to the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

The results of our businesses may be influenced by client activities that vary by quarter. In the second quarter, we typically experience an increase in securities lending fees due to an increase in demand to borrow securities outside of the United States. In the third quarter, depositary receipts revenue is typically higher due to an increased level of client dividend payments paid in the quarter. Also in the third quarter, volume-related fees may decline due to reduced client activity. In our Investment Management business, performance fees are typically higher in the fourth quarter, as the fourth quarter represents the end of the measurement period for many of the performance fee eligible relationships.

The results of our businesses in 2011 were driven by the following factors. The Investment Management business benefited from higher average equity markets and net new business partially offset by higher money

BNY Mellon     15

Results of Operations (continued)

market fee waivers and lower performance fees. Results in the Investment Services business benefited from the full-year impact of the Acquisitions, net new business, higher Depositary Receipts revenue, the pre-tax gain on the sale of the Shareowner Services business and an increased level of secured loans, partially offset by lower foreign exchange fee revenue, higher money market fee waivers and lower trading volumes. NYSE and NASDAQ share volumes decreased 10% in 2011 compared with 2010.

Net securities gains (losses) and restructuring charges are recorded in the Other segment. In addition, M&I expenses are a corporate level item and are therefore recorded in the Other segment.

Net interest revenue was impacted by growth in client deposits and loans, partially offset by lower spreads resulting from the continued impact of the low interest rate environment.

Noninterest expense increased compared to 2010 reflecting the full-year impact of the Acquisitions, restructuring charges related to efficiency initiatives to transform operations, technology and corporate services, higher volume-related expenses and higher software costs.

The following table presents the value of certain market indices at period end and on an average basis.

Market indices				Increase/(Decrease)
	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
S&P 500 Index (a)	1258	1258	1115	-%	13%
S&P 500 Index – daily average	1268	1140	948	11	20
FTSE 100 Index (a)	5572	5900	5413	(6)	9
FTSE 100 Index – daily average	5682	5468	4568	4	20
Barclay’s Capital Aggregate Bondsm Index (a)	347	323	301	7	7
MSCI Emerging Markets (EM) IMI Index (a)	904	1151	981	(21)	17
NYSE and NASDAQ Share Volume (in billions)	893	997	1113	(10)	(10)
(a)	Period end.

The period end S&P 500 Index at Dec. 31, 2011 was unchanged versus Dec. 31, 2010. The period end FTSE 100 Index decreased 6% at Dec. 31, 2011 versus Dec. 31, 2010. On a daily average basis, the S&P 500 Index increased 11% and the FTSE 100 Index increased 4% in 2011 versus 2010.

Fee revenue in Investment Management, and to a lesser extent Investment Services, is impacted by the value of market indices. At Dec. 31, 2011, using the S&P 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index, sustained for one year, would impact fee revenue by approximately 1% and fully diluted earnings per common share by $0.03 to $0.05. If global equity markets over- or under-perform the S&P 500 Index, the impact to fee revenue and earnings per share could be different.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2011 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,264	(a)	$7,957	$475	$11,696	(a)
Net interest revenue	206		2,635	143	2,984
Total revenue	3,470		10,592	618	14,680
Provision for credit losses	1		-	-	1
Noninterest expense	2,746		7,478	888	11,112
Income (loss) before taxes	$723	(a)	$3,114	$(270)	$3,567	(a)
Pre-tax operating margin (b)	21%		29%	N/M	24%
Average assets	$37,043		$207,454	$46,648	$291,145
Excluding amortization of intangible assets:
Noninterest expense	$2,532		$7,266	$886	$10,684
Income (loss) before taxes	937		3,326	(268)	3,995	(a)
Pre-tax operating margin (b)	27%		31%	N/M	27%
(a)	Total fee and other revenue includes income from consolidated investment management funds of $200 million, net of noncontrolling interests of $50 million, for a net impact of $150 million. Income before taxes includes noncontrolling interests of $50 million.
(b)	Income before taxes divided by total revenue.

16     BNY Mellon

Results of Operations (continued)

For the year ended Dec. 31, 2010 (dollar amounts in millions)	Investment Management		Investment Services	Other	Total continuing operations
Fee and other revenue	$3,234	(a)	$7,179	$478	$10,891	(a)
Net interest revenue	205		2,448	272	2,925
Total revenue	3,439		9,627	750	13,816
Provision for credit losses	3		-	8	11
Noninterest expense	2,693		6,515	962	10,170
Income (loss) before taxes	$743	(a)	$3,112	$(220)	$3,635	(a)
Pre-tax operating margin (b)	22%		32%	N/M	26%
Average assets	$35,411		$161,605	$40,420	$237,436	(c)
Excluding amortization of intangible assets:
Noninterest expense	$2,456		$6,333	$960	$9,749
Income (loss) before taxes	980		3,294	(218)	4,056	(a)
Pre-tax operating margin (b)	28%		34%	N/M	29%
(a)	Total fee and other revenue includes income from consolidated investment management funds of $226 million, net of noncontrolling interests of $59 million, for a net impact of $167 million. Income before taxes includes noncontrolling interests of $59 million.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $404 million in 2010, consolidated average assets were $237,840 million.

For the year ended Dec. 31, 2009 (dollar amounts in millions)	Investment Management	Investment Services	Other	Total continuing operations
Fee and other revenue	$2,825	$6,887	$(4,973)	$4,739
Net interest revenue	242	2,349	324	2,915
Total revenue	3,067	9,236	(4,649)	7,654
Provision for credit losses	1	-	331	332
Noninterest expense	2,499	5,901	1,130	9,530
Income (loss) before taxes	$567	$3,335	$(6,110)	$(2,208)
Pre-tax operating margin (a)	18%	36%	N/M	N/M
Average assets	$21,840	$151,001	$37,098	$209,939 (b)
Excluding amortization of intangible assets:
Noninterest expense	$2,235	$5,740	$1,129	$9,104
Income (loss) before taxes	831	3,496	(6,109)	(1,782)
Pre-tax operating margin (a)	27%	38%	N/M	N/M
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,188 million in 2009, consolidated average assets were $212,127 million.

BNY Mellon     17

Results of Operations (continued)

Investment Management business

(dollar amounts in millions, unless otherwise noted)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Revenue:
Investment management and performance fees:
Mutual funds	$1,073	$1,066	$1,098	1%	(3)%
Institutional clients	1,248	1,141	847	9	35
Wealth management	638	623	596	2	5
Performance fees	93	123	93	(24)	32
Total investment management and performance fees	3,052	2,953	2,634	3	12
Distribution and servicing	181	201	279	(10)	(28)
Other (a)	31	80	(88)	(61)	N/M
Total fee and other revenue (a)	3,264	3,234	2,825	1	14
Net interest revenue	206	205	242	-	(15)
Total revenue	3,470	3,439	3,067	1	12
Provision for credit losses	1	3	1	N/M	N/M
Noninterest expense (ex. amortization of intangible assets)	2,532	2,456	2,235	3	10
Income before taxes (ex. amortization of intangible assets)	937	980	831	(4)	18
Amortization of intangible assets	214	237	264	(10)	(10)
Income before taxes	$723	$743	$567	(3)%	31%
Pre-tax operating margin	21%	22%	18%
Pre-tax operating margin (ex. amortization of intangible assets and net of distribution and servicing expense) (b)	31%	32%	31%

Wealth management:
Average loans	$6,970	$6,461	$5,821	8%	11%
Average deposits	$10,113	$8,240	$6,788	23%	21%
(a)	Total fee and other revenue includes the impact of the consolidated investment management funds. See “Supplemental Information” beginning on page 66. Additionally, other revenue includes asset servicing, clearing services and treasury services revenue.
(b)	Distribution and servicing expense is netted with the distribution and servicing revenue for the purpose of this calculation of pre-tax operating margin. Distribution and servicing expense totaled $412 million, $376 million and $393 million, respectively.

AUM trends (a)
(in billions)	2011	2010	2009	2008	2007
AUM at period end, by product type:
Equity securities	$390	$379	$337	$270	$460
Money market	328	332	357	402	296
Fixed income securities	437	342	302	168	218
Alternative investments and overlay	105	119	119	88	147
Total AUM	$1,260	$1,172	$1,115	$928	$1,121

AUM at period end, by client type:
Institutional	$757	$639	$611	$445	$671
Mutual funds	427	454	416	400	349
Private client	76	79	88	83	101
Total AUM	$1,260	$1,172	$1,115	$928	$1,121

Changes in market value of AUM in the Investment Management business:
Beginning balance market value of AUM	$1,172	$1,115	$928	$1,121	$142
Net inflows (outflows):
Long-term	83	48	(6)	(43)	(15)
Money market	(14)	(18)	(49)	92	70
Total net inflows (outflows)	69	30	(55)	49	55
Net market/currency impact	19	27	95	(235)	(5)
Acquisitions/divestitures	-	-	147	(7)	929
Ending balance market value of AUM	$1,260	$1,172	$1,115	$928	$1,121
(a)	Excludes securities lending cash management assets.

18     BNY Mellon

Results of Operations (continued)

Business description

Our Investment Management business is comprised of our affiliated investment management boutiques and wealth management business.

Our Investment Management business is responsible, through various subsidiaries, for U.S. and non-U.S. retail, intermediary and institutional investment management, distribution and related services. The investment management boutiques offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, this business includes BNY Mellon Asset Management International, which is responsible for the investment management and distribution of non-U.S. products, and the Dreyfus Corporation and its affiliates, which are responsible for U.S. investment management and distribution of retail mutual funds, separate accounts and annuities. We are one of the world’s largest asset managers with a top-10 position in both the United States and Europe and 11th position globally.

Through BNY Mellon Wealth Management, we offer a full array of investment management, wealth and estate planning and private banking solutions to help clients protect, grow and transfer their wealth through an extensive network of offices in the U.S., Canada, UK and Asia. Clients include high-net-worth individuals and families, charitable gift programs, endowments and foundations and related entities. BNY Mellon Wealth Management is ranked as the nation’s seventh largest wealth manager and third largest private bank.

The results of the Investment Management business are driven by the period-end, average level and mix of assets managed and the level of activity in client accounts. The overall level of AUM for a given period is determined by:

•	the beginning level of AUM;
•	the net flows of new assets during the period resulting from new business wins and existing client enrichments, reduced by the loss of clients and withdrawals; and
•	the impact of market price appreciation or depreciation, the impact of any acquisitions or divestitures and foreign exchange rates.

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

A key driver of organic growth in investment management and performance fees is the amount of net new AUM flows. Overall market conditions are also key drivers, with a significant long-term economic driver being the growth of global financial assets.

Performance fees are generally calculated as a percentage of a portfolio’s performance in excess of a benchmark index or a peer group’s performance.

Results for this business are also impacted by sales of fee-based products. Net interest revenue is determined by loan and deposit volumes and the interest rate spread between customer rates and internal funds transfer rates on loans and deposits. Expenses in this business are mainly driven by staffing costs, incentives and distribution and servicing expense.

Review of financial results

Investment management and performance fees are dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were $1.26 trillion at Dec. 31, 2011 compared with $1.17 trillion at Dec. 31, 2010, an increase of 8%. The increase primarily reflects net new business and higher market values, offset in part by short-term outflows.

Net long-term inflows were $83 billion and benefited from strength in fixed income and equity-indexed products. Net short-term outflows were $14 billion in 2011.

Revenue generated in the Investment Management business includes 42% from non-U.S. sources in 2011 compared with 40% in 2010.

In 2011, Investment Management had pre-tax income of $723 million compared with $743 million in 2010.

BNY Mellon     19

Results of Operations (continued)

Excluding amortization of intangible assets, pre-tax income was $937 million in 2011 compared with $980 million in 2010. Investment Management results for 2011 reflect the impact of net new business in the investment management boutiques and the wealth management business, the adverse impact of the low interest rate environment, and lower performance fees.

Investment management and performance fees in the Investment Management business were $3.1 billion in 2011 compared with $3.0 billion in 2010. The increase was driven by net new business and higher average equity markets, largely offset by higher money market fee waivers and lower non-U.S. markets and performance fees.

In 2011, 35% of investment management and performance fees were generated from managed mutual fund fees. These fees are based on the daily average net assets of each fund and the management fee paid by that fund. Managed mutual fund fee revenue was $1.1 billion in both 2011 and 2010. Managed mutual fund fees were impacted by net new business and higher average equity markets in the U.S., primarily offset by higher money market fee waivers.

Distribution and servicing fees were $181 million in 2011 compared with $201 million in 2010. The decrease primarily reflects higher money market fee waivers.

Other fee revenue was $31 million in 2011 compared with $80 million in 2010. The decrease primarily resulted from a $30 million write-down of an equity investment, mark-to-market seed capital losses and lower securities gains.

Net interest revenue was $206 million in 2011, compared with $205 million in 2010. The increase primarily resulted from higher average deposits and loans, largely offset by the impact of low interest rates. Average deposits increased 23% in 2011 compared with 2010 while average loans increased 8% in 2011 compared with 2010.

Noninterest expense excluding amortization of intangible assets was $2.53 billion in 2011 and $2.46 billion in 2010. The increase was primarily driven by higher distribution and servicing and staff expenses, primarily resulting from net new business.

2010 compared with 2009

Income before taxes was $743 million in 2010, compared with $567 million in 2009. Income before taxes excluding amortization of intangible assets and support agreement charges was $980 million in 2010 compared with $831 million in 2009. Fee and other revenue increased $409 million, primarily reflecting improved market values, the full-year impact of the Insight acquisition, higher performance fees, net new business and a higher value of seed capital investments. Investment management results also include $12 million of securities gains in 2010 and $76 million of securities losses in 2009. The increase in fee and other revenue was partially offset by higher fee waivers and short-term outflows. Noninterest expense (excluding amortization of intangible assets) increased $221 million in 2010 compared with 2009 primarily due to higher incentives expense resulting from an increase in performance fees, as well as the impact of adjusting compensation to market levels, and the full-year impact of the Insight acquisition.

20     BNY Mellon

Results of Operations (continued)

Investment Services business

(dollar amounts in millions, unless otherwise noted)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009
Revenue:
Investment services fees:
Asset servicing	$3,586	$2,954	$2,461	21%	20%
Issuer services	1,446	1,460	1,463	(1)	-
Clearing services	1,149	993	948	16	5
Treasury services	532	526	515	1	2
Total investment services fees	6,713	5,933	5,387	13	10
Foreign exchange and other trading revenue	840	882	1,059	(5)	(17)
Other (a)	404	364	441	11	(17)
Total fee and other revenue (a)	7,957	7,179	6,887	11	4
Net interest revenue	2,635	2,448	2,349	8	4
Total revenue	10,592	9,627	9,236	10	4
Noninterest expense (ex. amortization of intangible assets)	7,266	6,333	5,740	15	10
Income before taxes (ex. amortization of intangible assets)	3,326	3,294	3,496	1	(6)
Amortization of intangible assets	212	182	161	16	13
Income before taxes	$3,114	$3,112	$3,335	-%	(7)%
Pre-tax operating margin	29%	32%	36%
Pre-tax operating margin (ex. amortization of intangible assets)	31%	34%	38%
Investment services fees as a percentage of noninterest expense (b)	95%	94%	93%

Securities lending revenue	$146	$107	$222	36%	(52)%

Metrics:
Average loans	$23,298	$17,096	$13,754	36%	24%
Average deposits	168,115	127,066	120,494	32	5

Asset servicing:
New business wins (AUC) (in billions)	$1,219	$1,450	$1,197

Corporate Trust:
Total debt serviced (in trillions)	$11.8	$12.0	$12.0	(2)%	-%
Number of deals administered	133,850	138,067	142,442	(3)%	(3)%

Depositary Receipts:
Number of sponsored programs	1,389	1,359	1,330	2%	2%

Clearing services:
DARTS volume (in thousands)	197.5	183.3	223.0	8%	(18)%
Average active clearing accounts (in thousands)	5,427	4,901	4,995	11%	(2)%
Average long-term mutual fund assets (U.S. platform) (in millions)	$292,252	$240,396	$190,524	22%	26%
Average margin loans (in millions)	$7,347	$5,891	$4,326	25%	36%

Broker-Dealer:
Average collateral management balances (in billions)	$1,865	$1,647	$1,559	13%	6%

Treasury services:
Global payments transaction volume (in thousands)	43,649	42,733	42,252	2%	1%
(a)	Total fee and other revenue includes investment management fees and distribution and servicing revenue.
(b)	Noninterest expense excludes amortization of intangible assets, support agreement charges and litigation expense.

Assets under custody and administration trend	2011	2010	2009	2008	2007
Market value of AUC at period end (in trillions) (a)	$25.8	$25.0	$22.3	$20.2	$23.1
Market value of securities on loan at period end (in billions) (b)	$269	$278	$247	$326	$633
(a)	Includes the assets under custody or administration of CIBC Mellon Global Securities Services Company, a joint venture with the Canadian Imperial Bank of Commerce, of $1.1 trillion at both Dec. 31, 2011 and Dec. 31, 2010, $905 billion at Dec. 31, 2009, $697 billion at Dec. 31, 2008, and $989 billion at Dec. 31, 2007.
(b)	Represents the total amount of securities on loan, both cash and non-cash, managed by the Investment Services business.

BNY Mellon     21

Results of Operations (continued)

Business description

Our Investment Services business provides global custody and related services, broker-dealer services, alternative investment services, corporate trust and depositary receipt, as well as clearing services and global payment/working capital solutions to institutional clients.

Our comprehensive suite of financial solutions includes: global custody, global fund services, securities lending, investment manager outsourcing, performance and risk analytics, alternative investment services, securities clearance, collateral management, corporate trust, American and global depositary receipt programs, cash management solutions, payment services, liquidity services and other revenues, principally foreign exchange, global clearing and execution, managed account services and global prime brokerage solutions. Our clients include corporations, public funds and government agencies, foundations and endowments; global financial institutions including banks, broker-dealers, asset managers, insurance companies and central banks; financial intermediaries and independent registered investment advisors and hedge fund managers. We help our clients service their financial assets through a network of offices and operations centers in 36 countries across six continents.

The results of this business are driven by a number of factors which include: the level of transaction activity; the range of services provided, including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending, and investment manager back-office outsourcing; and the market value of assets under administration and custody. Market interest rates impact both securities lending revenue and the earnings on client deposit balances. Business expenses are driven by staff, technology investment, equipment and space required to support the services provided by the business and the cost of execution and clearance and custody of securities.

We are one of the leading global securities servicing providers with a total of $25.8 trillion of assets under custody and administration at Dec. 31, 2011.

We are the largest custodian for U.S. corporate and public pension plans and we service 44% of the top 50 endowments. We are a leading custodian in the UK and service 25% of UK pensions. European asset servicing continues to grow across all products, reflecting significant cross-border investment and capital flows.

We are one of the largest providers of fund services in the world, servicing over $6.5 trillion in assets. We are the third largest fund administrator in the alternative investment services industry and service 44% of the funds in the U.S. exchange-traded funds marketplace.

BNY Mellon is a leader in both global securities and U.S. Government securities clearance. We clear and settle equity and fixed income transactions in over 100 markets and handle most of the transactions cleared through the Federal Reserve Bank of New York for 17 of the 21 primary dealers. We are an industry leader in collateral management, servicing $1.8 trillion as a clearing bank in tri-party balances worldwide at Dec. 31, 2011.

In connection with our role as a clearing and custody bank for the tri-party repurchase (“repo”) transaction market, we work with dealers who use repos to finance their securities by selling them to counterparties, agreeing to buy them back at a later date. In tri-party repos, a clearing and custody bank such as The Bank of New York Mellon acts as the intermediary between a dealer and its counterparty in settling the transaction and providing mark-to-market and other services.

In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of more than $3.0 trillion in 31 markets. We are one of the largest global providers of performance and risk analytics, with $9.7 trillion in assets under measurement.

BNY Mellon is the leading provider of corporate trust services for all major conventional and structured finance debt categories, and a leading provider of specialty services. We service $11.8 trillion in outstanding debt from 61 locations in 20 countries.

We serve as depositary for 1,389 sponsored American and global depositary receipt programs at Dec. 31, 2011, acting in partnership with leading companies from 65 countries – a 62% global market share.

With a network of more than 2,000 correspondent financial institutions, we help clients in their efforts to optimize cash flow, manage liquidity and make payments more efficiently around the world in more than 100 currencies. We are the fourth largest Fedwire and CHIPS payment processor, processing about 170,000 global payments daily totaling an average of $1.5 trillion.

Pershing, our clearing service, takes a consultative approach, working with more than 1,500 financial

22     BNY Mellon

Results of Operations (continued)

organizations and 100,000 investment professionals who collectively represent more than five and a half million individual and institutional investors by delivering dependable operational support; robust trading services; flexible technology; an expansive array of investment solutions, including managed accounts, mutual funds and cash management; practice management support and service excellence.

Sale of Shareowner Services

On Dec. 31, 2011, BNY Mellon sold its Shareowner Services business. See “Key 2011 events” for additional information.

Role of BNY Mellon, as a trustee, for mortgage-backed securitizations

BNY Mellon acts as trustee and document custodian for certain mortgage-backed security (“MBS”) securitization trusts. The role of trustee for MBS securitizations is limited; our primary role as trustee is to calculate and distribute monthly bond payments to bondholders. As a document custodian, we hold the mortgage, note, and related documents provided to us by the loan originator or seller and provide periodic reporting to these parties. BNY Mellon, either as document custodian or trustee, does not receive mortgage underwriting files (the files that contain information related to the creditworthiness of the borrower). As trustee or custodian, we have no responsibility or liability for the quality of the portfolio; we are liable only for performance of the limited duties as described above and set forth in the trust document. BNY Mellon is indemnified by the servicers or directly from trust assets under the governing agreements. BNY Mellon may appear as the named plaintiff in legal actions brought by servicers in foreclosure and other related proceedings because the trustee is the nominee owner of the mortgage loans within the trusts.

Review of financial results

Assets under custody and administration at Dec. 31, 2011 were $25.8 trillion, an increase of 3% from $25.0 trillion at Dec. 31, 2010. The increase was driven by net new business. Equity securities constituted 33% and fixed-income securities constituted 67% of the assets under custody and administration at Dec. 31, 2011, compared with 32% equity securities and 68% fixed income securities at Dec. 31, 2010. Assets under custody and administration at Dec. 31, 2011 consisted of assets related to custody, mutual funds and corporate trust businesses of $20.5 trillion, broker-dealer service assets of $3.4 trillion, and all other assets of $1.9 trillion.

Income before taxes was $3.1 billion in both 2011 and 2010. Income before taxes, excluding amortization of intangible assets, was $3.3 billion in both 2011 and 2010. Investment Services results in 2011 were primarily impacted by the full-year impact of the Acquisitions, net new business, higher money market fee waivers, as well as higher volume-driven expenses and expense incurred to support business growth.

Revenue generated in the Investment Services business includes 37% from non-U.S. sources in both 2011 and 2010.

Investment services fees increased $780 million, or 13%, in 2011 compared with 2010.

•

Asset servicing revenue (global custody, broker-dealer services and alternative investment services) was $3.6 billion in 2011 compared with $3.0 billion in 2010. The increase was primarily driven by the full-year impact of the Acquisitions, higher market values of AUC, net new business and higher securities lending revenue due to wider spreads, partially offset by lower volumes.

•

Issuer services revenue (Corporate Trust, Depositary Receipts and Shareowner Services) was $1.4 billion in 2011 compared with $1.5 billion in 2010. The decrease primarily resulted from lower revenue in our Shareowner Services and Corporate Trust businesses, primarily offset by higher Depositary Receipts revenue driven by higher corporate action fees and net new business.

•

Clearing services revenue (Pershing) was $1.1 billion in 2011 compared with $1.0 billion in 2010. The increase reflects the full-year impact of the GIS acquisition, net new business, growth in mutual fund assets and positions and an 8% increase in DARTS, partially offset by higher money market fee waivers.

Foreign exchange and other trading revenue decreased $42 million compared with 2010, primarily reflecting lower volatility and spreads, partially offset by higher volumes.

Net interest revenue increased $187 million compared with 2010, primarily driven by higher average customer deposits and loan levels, offset in part by narrower spreads.

BNY Mellon     23

Results of Operations (continued)

Noninterest expense, excluding amortization of intangible assets, increased $933 million compared with 2010. The increase in expenses primarily resulted from the full-year impact of the Acquisitions, higher litigation and volume-driven expenses and increased expenses in support of business growth.

2010 compared with 2009

Income before taxes was $3.1 billion in 2010, compared with $3.3 billion in 2009. Income before taxes, excluding amortization of intangible assets, was $3.3 billion in 2010 compared with $3.5 billion in 2009. Fee and other revenue increased $292 million, primarily due to the impact of the Acquisitions, higher market values of AUC and net new business, partially offset by lower foreign exchange trading volatility, lower money market related distribution fees and lower trading volumes. Net interest revenue increased $99 million, primarily driven higher yields related to restructured investment securities portfolio and increased loan and deposit balances. Noninterest expense, excluding amortization of intangible assets, increased $593 million, primarily due to the impact of the Acquisitions, higher volume-driven expenses and expenses supporting business growth.

Other Segment

(dollars in millions)	2011	2010	2009
Revenue:
Fee and other revenue	$475	$478	$(4,973)
Net interest revenue	143	272	324
Total revenue	618	750	(4,649)
Provision for credit losses	-	8	331
Noninterest expense (ex. amortization of intangible assets, restructuring charges and M&I expenses)	706	793	746
Income (loss) before taxes (ex. amortization of intangible assets, restructuring charges and M&I expenses)	(88)	(51)	(5,726)
Amortization of intangible assets	2	2	1
Restructuring charges	89	28	150
M&I expenses	91	139	233
Income (loss) before taxes	$(270)	$(220)	$(6,110)
Average assets	$46,648	$40,420	$37,098
Average deposits	$4,451	$4,132	$7,370

Business description

The Other segment primarily includes:

•	credit-related services;
•	the leasing portfolio;
•	corporate treasury activities, including our investment securities portfolio;
•	our equity investment in Wing Hang Bank;
•	a 33.2% equity interest in ConvergEx; and
•	business exits and corporate overhead.

Revenue primarily reflects:

•	net interest revenue from the credit services and lease financing portfolios;
•	interest income remaining after transfer pricing allocations;
•	fee and other revenue from corporate and bank-owned life insurance and credit-related financing revenue; and
•	gains (losses) associated with the valuation of investment securities and other assets.

Expenses include:

•	M&I expenses;
•	restructuring charges;
•	direct expenses supporting credit-related services, leasing, investing and funding activities; and
•	certain corporate overhead not directly attributable to the operations of other businesses.

Equity stake in ConvergEx Group

On Dec. 23, 2011, the previously-announced agreement to sell a majority of our equity stake in ConvergEx Group was terminated.

Review of financial results

Income before taxes was a loss of $270 million in 2011 compared with a loss of $220 million in 2010.

Total fee and other revenue decreased $3 million in 2011 compared with 2010. The decrease primarily reflects lower leasing gains, financing related fees, private equity investment gains and the impact of wider credit spreads on the CVA in 2011, partially offset by gains related to loans held-for-sale from a previously divested bank subsidiary

24     BNY Mellon

Results of Operations (continued)

Net interest revenue decreased $129 million in 2011 compared with 2010, primarily reflecting a reduction in the net interest margin resulting from the continued impact of the low interest rate environment as well as lower average loan and lease balances resulting from our strategy to reduce targeted risk exposure.

Noninterest expense (excluding amortization of intangible assets, restructuring charges and M&I expenses) decreased $87 million in 2011 compared with 2010. The decrease was driven by lower litigation expense and the impact of state investment tax credits in 2011.

2010 compared with 2009

Income before taxes was a loss of $220 million in 2010 compared with a loss of $6.1 billion in 2009. Total fee and other revenue increased $5.5 billion, primarily due to net securities losses related to the restructured investment securities portfolio recorded in 2009. Net interest revenue decreased $52 million, primarily reflecting our strategy to reduce targeted risk exposure. The provision for credit losses decreased $323 million in 2010 reflecting a decline in criticized assets and improvements in the insurance, media and residential mortgage portfolios. Noninterest expense excluding amortization of intangible assets, restructuring charges and M&I expenses increased $47 million in 2010 compared with 2009 as a result of higher litigation expenses, partially offset by a special FDIC assessment recorded in 2009, as well as lower legal costs and consulting fees. M&I expenses related to the Acquisitions and the 2007 Merger were $139 million in 2010 compared with $233 million in 2009, primarily related to the 2007 Merger.

International operations

Our primary international activities consist of securities services and global payment services in our investment services business, and asset management in our investment management business.

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

At Dec. 31, 2011, we had approximately 9,000 employees in Europe, the Middle East and Africa (“EMEA”), approximately 8,000 employees in the Asia-Pacific region (“APAC”) and approximately 700 employees in other global locations, primarily Brazil.

At Dec. 31, 2011, our cross-border assets under custody and administration were $9.7 trillion compared with $9.2 trillion at Dec. 31, 2010. This increase was primarily driven by net new business.

In Europe, we maintain a significant presence in the Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”) servicing field. In Ireland, BNY Mellon is the largest administrator of third-party assets and largest provider of trustee services. In Luxembourg, BNY Mellon is a top 10-ranked fund administrator. We provide global clearance services in more than 100 markets and service $1.8 trillion in daily tri-party balances spanning 40 markets.

The acquisition of GIS and BAS in 2010 expanded our investment services business worldwide. GIS enhanced our managed account platform, performance reporting capabilities and business intelligence tools for broker-dealer and registered investment advisor clients. BAS offers a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany.

We serve as the depositary for 1,389 sponsored American and global depositary receipt programs, acting in partnership with leading companies from 65 countries. As the world’s leading provider of corporate trust and agency services, BNY Mellon services $11.8 trillion in outstanding debt from 61 locations, in 20 countries, for clients including governments and their agencies, multi-national corporations, financial institutions and other entities that access the global debt markets. We leverage our global footprint and expertise to deliver customized and market-driven solutions across a full range of debt issuer and related investor services.

BNY Mellon Asset Management operates on a multi-boutique model, bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes.

BNY Mellon     25

Results of Operations (continued)

We are one of the largest global asset managers, ranking 11th in the institutional marketplace and are the 8th largest asset manager active in Europe. We are also a market leader in the field of liability-driven investments.

At Dec. 31, 2011, our international operations managed 38% of BNY Mellon’s AUM, compared with 34% at Dec. 31, 2010. The increase primarily resulted from net long-term inflows in fixed income products and improved market values.

We process 170,000 global payments daily, totaling an average of $1.5 trillion. With payment services provided in more than 100 currencies through more than 2,000 correspondent bank accounts worldwide, we are a recognized leader in receivables and payables processing.

We have over 50 years of experience providing trade and cash services to financial institutions and central banks outside of the U.S. In addition, we offer a broad range of servicing and fiduciary products to financial institutions, corporations and central banks depending on the state of market development. In emerging markets, we lead with global payments and issuer services, introducing other products as the markets mature. For more established markets, our focus is on global, not local, investment services.

We are also a full-service global provider of foreign exchange services, actively trading in over 80 of the world’s currencies. We serve clients from ten trading rooms in Europe, Asia and North America.

Our financial results, as well as our level of AUM and AUC, are impacted by the translation of financial results denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the Euro. If the U.S. dollar depreciates against these currencies, the translation impact is a higher level of fee revenue, net interest revenue, noninterest expense and AUM and AUC. Conversely, if the U.S. dollar appreciates, the translated levels of fee revenue, net interest revenue, noninterest expense and AUM and AUC will be lower.

Foreign exchange rates for one U.S. dollar
	2011	2010	2009
Spot rate (at Dec. 31):
British pound	$1.5448	$1.5545	$1.6154
Euro	1.2934	1.3373	1.4348
Yearly average rate:
British pound	$1.6038	$1.5457	$1.5659
Euro	1.3921	1.3270	1.3946

International clients accounted for 37% of revenue in 2011 compared with 36% in 2010 and 53% in 2009. Income from international operations was $1.5 billion in 2011 compared with income from continuing operations of $1.5 billion in 2010 and $1.1 billion in 2009.

In 2011, revenues from EMEA were $3.8 billion, compared with $3.5 billion in 2010 and $2.8 billion in 2009. Revenues from EMEA were up 8% for 2011 compared to 2010. The increase in 2011 primarily reflects the full-year impact of the Acquisitions, higher market values and net new business, partially offset by lower volumes, lower performance fees and a write-down of an equity investment in the fourth quarter of 2011. Investment Services generated 72% and Investment Management generated 28% of EMEA revenues. Income from continuing operations from EMEA was $867 million in 2011 compared with $916 million in 2010 and $667 million in 2009.

Revenues from APAC were $842 million in 2011 compared with $745 million in 2010 and $669 million in 2009. Revenues from APAC were up 13% for 2011 compared to 2010. The increase in 2011 primarily resulted from higher net interest revenue and net new business. Revenue from APAC in 2011 was generated by Investment Services 67% and Investment Management 27%. Income from continuing operations from APAC was $325 million in 2011 compared with $295 million in 2010 and $222 million in 2009.

Net income in EMEA reflects the same factors affecting revenue, which were more than offset by higher expenses, including higher risk expenses as well as a credit loss incurred in the second quarter. Net income in APAC was driven by the same factors affecting revenue. For additional information regarding our International operations, see Note 27 of the Notes to Consolidated Financial Statements.

Exposure in Ireland, Italy, Spain and Portugal

The following table presents our on- and off-balance sheet exposure in Ireland, Italy, Spain, and Portugal at

Dec. 31, 2011. We have provided expanded disclosure on these countries as they have experienced particular market focus on credit quality and are countries experiencing economic concerns. Where appropriate, we are offsetting the risk associated with the gross exposure in these countries with collateral that has been pledged, which primarily consists of cash or marketable securities, or by transferring the risk to a third-party guarantor in another country.

26     BNY Mellon

Results of Operations (continued)

BNY Mellon has a limited economic interest in the performance of assets of consolidated investment management funds, therefore they are excluded from this presentation. The liabilities of consolidated investment management funds represent the interest of the note holders of the funds and are solely dependent on the value of the assets. Any loss in the value of assets of consolidated investment management funds would be incurred by the fund’s note holders.

At Dec. 31, 2011, BNY Mellon had no exposure to Greece and no sovereign exposure to the countries disclosed below.

Our exposure to Ireland is principally related to Irish domiciled investment funds. Servicing provided to these funds and fund families may result in overdraft exposure.

See “Risk management” for additional information on how our exposures are managed.

Exposure in the table below reflects the country of operations and risk of the immediate counterparty.

On- and off-balance sheet exposure at Dec. 31, 2011 (in millions)	Ireland	Italy	Spain	Portugal	Total
On-balance sheet exposure
Gross:
Interest-bearing deposits with banks (a)	$97	$24	$4	$-	$125
Investment securities (primarily European Floating Rate Notes) (b)	208	155	27	-	390
Loans and leases (c)	411	3	4	-	418
Trading assets (d)	117	53	16	3	189
Total gross on-balance sheet exposure	833	235	51	3	1,122
Less:
Collateral	102	39	7	3	151
Guarantees	-	3	1	-	4
Total collateral and guarantees	102	42	8	3	155
Total net on-balance sheet exposure	$731	$193	$43	$-	$967
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$273	$-	$-	$-	$273
Letters of credit (f)	-	2	14	-	16
Total gross off-balance sheet exposure	273	2	14	-	289
Less:
Collateral	190	-	14	-	204
Total net off-balance sheet exposure	$83	$2	$-	$-	$85
Total exposure:
Total gross on- and off-balance sheet exposure	$1,106	$237	$65	$3	$1,411
Less: Total collateral and guarantees	292	42	22	3	359
Total net on- and off-balance sheet exposure	$814	$195	$43	$-	$1,052
(a)	Interest-bearing deposits with banks represent a $96 million placement with an Irish subsidiary of a UK holding company and $29 million of nostro accounts related to our custody business.
(b)	Represents $364 million, fair value, of residential mortgage-backed securities, of which 97% were investment grade, $23 million, fair value, of investment grade asset-backed CLOs, and $3 million, fair value, of money market fund investments located in Ireland.
(c)	Loans and leases include $335 million of overdrafts primarily to Irish domiciled investment funds resulting from our custody business, a $65 million commercial lease fully-collateralized by U.S. Treasuries, $15 million of financial institution loans, which were collateralized by marketable securities and $4 million of leases to airline manufacturing companies which are under joint and several guarantee arrangements, with guarantors outside of the Eurozone. There is no impairment associated with these loans and leases.
(d)	Trading assets represent over-the-counter mark-to-market on foreign exchange receivables, net of master netting agreements. Trading assets include $117 million of foreign exchange trading receivables due from Irish domiciled investment funds and $72 million to financial institutions in Italy, Spain and Portugal. Cash collateral on the trading assets totaled $22 million in Ireland, $39 million in Italy, $7 million in Spain and $3 million in Portugal.
(e)	Lending-related commitments represent $100 million to an asset manager fully-collateralized by marketable securities, and $173 million to an insurance company, collateralized by $90 million of marketable securities.
(f)	Represents a $14 million letter of credit extended to an insurance company in Spain fully-collateralized by marketable securities. Exposure in Italy represents a $2 million letter of credit extended to a financial institution.

BNY Mellon     27

Results of Operations (continued)

Cross-border risk

Foreign assets are subject to general risks attendant to the conduct of business in each foreign country, including economic uncertainties and each foreign government’s regulations. In addition, our foreign assets may be affected by changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, other interest-bearing investments, and other monetary assets which are denominated in U.S. dollars or other non-local currency. Also included are local currency outstandings not hedged or funded by local borrowings.

The table below shows our cross-border outstandings for the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with “*”) or 0.75% of total assets (denoted with “**”).

Cross-border outstandings (in millions)	Banks and other financial institutions (a)	Public sector	Commercial, industrial and other		Total cross-border outstandings (b)
2011:
Japan*	$4,703	$15	$16		$4,734
Australia*	4,418	-	239		4,657
Germany*	4,062	-	464		4,526
United Kingdom*	3,369	25	713		4,107
France*	3,341	7	117		3,465
Netherlands**	2,079	-	905	(c)	2,984
2010:
Germany*	$7,007	$15	$312		$7,334
France*	6,109	20	124		6,253
Netherlands*	4,338	-	1,205	(c)	5,543
Australia *	2,663	-	275		2,938
Switzerland *	2,839	-	30		2,869
Belgium*	2,411	-	184		2,595
Japan**	2,261	-	7		2,268
United Kingdom **	533	-	1,411		1,944
Hong Kong **	1,908	-	18		1,926
2009:
France*	$6,519	$56	$1,307		$7,882
Germany*	5,325	75	156		5,556
Netherlands*	2,765	-	1,312	(c)	4,077
Spain*	3,903	-	133		4,036
Belgium*	3,162	377	199		3,738
United Kingdom*	2,850	-	613		3,463
Japan**	1,809	-	7		1,816
Ireland**	932	1	895	(c)	1,828
(a)	Primarily short-term interest-bearing deposits with banks.
(b)	Excludes assets of consolidated investment management funds.
(c)	Primarily European floating rate notes.

28     BNY Mellon

Results of Operations (continued)

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets (EM) IMI Index. Our emerging markets exposures totaled $8 billion at Dec. 31, 2011 compared with $5 billion at Dec. 31, 2010. The increase in emerging markets exposure was primarily driven by higher short-term loans and interest-bearing deposits with banks.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements under “Summary of significant accounting and reporting policies”. Our more critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting. Further information on policies related to the allowance for loan losses and allowance for lending-related commitments can be found under “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements. Further information on the valuation of derivatives and securities where quoted market prices are not available can be found under “Fair value measurement” in Note 22 of the Notes to Consolidated Financial Statements. Further information on policies related to goodwill and intangible assets can be found in “Goodwill and intangible assets” in Note 7 of the Notes to Consolidated Financial Statements. Additional information on pensions can be found in “Employee benefit plans” in Note 19 of the Notes to Consolidated Financial Statements.

Allowance for loan losses and allowance for lending-related commitments

The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of probable losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments.

In 2011, we implemented an enhanced methodology for determining the allowance for credit losses by adding a qualitative allowance framework. Within this framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio.

The three elements of the allowance for loan losses and the allowance for lending-related commitments include the qualitative allowance framework. The three elements are:

•	an allowance for impaired credits of $1 million or greater;
•	an allowance for higher risk-rated credits and pass-rated credits; and
•	an allowance for residential mortgage loans.

Our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. Therefore, the first element, impaired credits, is based on individual analysis of all impaired loans of $1 million or greater. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All borrowers are assigned to pools based on their credit ratings. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. We also apply this technique to our lease financing and wealth management portfolios.

The third element, the allowance for residential mortgage loans, is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default based on a combination of external loss data from third-party databases and internal loss history is assigned for each mortgage pool. For each pool, the inherent loss is calculated using the above factors. The resulting probable loss factor is applied against the loan balance to determine the allowance held for each pool.

BNY Mellon     29

Results of Operations (continued)

The qualitative framework is used to determine an additional allowance for each portfolio based on the factors below:

Internal risk factors:

•	Non-performing loans to total non-margin loans;
•	Criticized assets to total loans and lending-related commitments;
•	Ratings volatility;
•	Borrower concentration; and
•	Significant concentration in high risk industry.

Environmental risk factors:

•	U.S. non-investment grade default rate;
•	Unemployment rate; and
•	Change in real GDP.

The allocation of the prior period allowance for loan losses and allowance for lending-related commitments has been restated to reflect the implementation of the qualitative allowance framework.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

The credit rating assigned to each credit is a significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $68 million, while if each credit were rated one grade worse, the allowance would have increased by $109 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $45 million, while if the loss given default were one rating better, the allowance would have decreased by $42 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by $2 million, respectively.

Fair value of financial instruments

The guidance related to Fair Value Measurement included in Accounting Standards Codification (“ASC”) 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The standard also established a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

The pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price. The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2011.

BNY Mellon obtains prices for its Level 1 and Level 2 securities from multiple pricing sources. We have designed controls to develop an understanding of the pricing sources’ securities pricing methodology and have implemented specific internal controls over the valuation of securities.

30     BNY Mellon

Results of Operations (continued)

As appropriate, we review the quality control procedures and pricing methodologies used by the pricing sources, including the process for obtaining prices provided by the pricing sources, their valuation methodology and controls for each class of security.

Prices received from pricing sources are subject to validation checks that help determine the completeness and accuracy of the prices. These validation checks are reviewed by management and, based on the results, may be subject to additional review and investigation. We also review securities with no price changes (stale prices) and securities with zero or 100% values.

BNY Mellon has a surveillance process in place to monitor the accuracy of prices provided by the pricing sources. We utilize a hierarchy that compares security prices obtained from multiple pricing sources against established thresholds. Discrepancies that fall outside of these thresholds are challenged with the pricing services and adjusted if necessary.

If further research is required, we review and validate these prices with the pricing sources. We also validate prices from pricing sources by comparing prices received to actual observed prices from actions such as purchases and sales, when possible.

Level 3 – Securities – Where we have used our own cash flow models and estimates to value securities, we classify them in Level 3 of the ASC 820 hierarchy. More than 99% of our securities are valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities are priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the fair value hierarchy.

See Note 22 of the Notes to Consolidated Financial Statements for details of our securities by ASC 820 hierarchy level.

Fair value – Derivative financial instruments

Level 1 – Derivative financial instruments – Includes derivative financial instruments that are actively traded on exchanges, principally foreign exchange futures and forward contracts.

Level 2 – Derivative financial instruments – Includes the majority of our derivative financial instruments priced using internally developed models that use observable inputs for interest rates, pay-downs (both actual and expected), foreign exchange rates, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity and concentration concerns.

Level 3 – Derivative financial instruments – Certain interest rate derivatives that are highly structured require significant judgment and analysis to adjust the value determined by standard pricing models. These interest rate derivatives are included in Level 3 of the ASC 820 hierarchy and comprise less than 1% of our derivative financial instruments at fair value.

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

For details of our derivative financial instruments by ASC 820 hierarchy level, see Note 22 of the Notes to Consolidated Financial Statements.

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

BNY Mellon     31

Results of Operations (continued)

Note 23 of the Notes to Consolidated Financial Statements for additional disclosure regarding the fair value option.

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

Other-than-temporary impairment

The guidance included in ASC 320 defines the other-than-temporary impairment (“OTTI”) model for investments in debt securities. Under this guidance, a debt security is considered impaired if its fair value is less than its amortized cost basis. An OTTI is triggered if (1) the intent is to sell the security, (2) the security will more likely than not have to be sold before the impairment is recovered, or (3) the amortized cost basis is not expected to be recovered. When an entity does not intend to sell the security before recovery of its cost basis, it will recognize the credit component of an OTTI of a debt security in earnings and the remaining portion in accumulated other comprehensive income.

The determination of whether a credit loss exists is based on best estimates of the present value of cash flows to be collected from the debt security. Generally, cash flows are discounted at the effective interest rate implicit in the debt security at the time of acquisition. For debt securities that are beneficial interests in securitized financial assets and are not high credit quality, ASC 325 provides that cash flows be discounted at the current yield used to accrete the beneficial interest.

For each security in the investment securities portfolio (including but not limited to those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. For example, to determine if an unrealized loss on non-agency RMBS is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given RMBS will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

During 2011, the housing market continued to remain unstable. As a result, we adjusted our non-agency RMBS estimated default and loss severity assumptions to increase estimated defaults and decreased the amount we expect to receive to cover the value of the original loan. See Note 5 of the Notes to Consolidated Financial Statements for projected weighted-average default rates and loss severities for the 2007, 2006 and late-2005 non-agency RMBS and Grantor Trust portfolios at Dec. 31, 2011 and 2010. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

Net securities gains in 2011 were $48 million compared with $27 million in 2010.

If we were to increase or decrease each of our loss severity and projected default rates by 100 basis points on each of the positions in our Alt-A, subprime and prime RMBS portfolios including the securities previously held by the Grantor Trust we established in connection with the restructuring of our investment securities portfolio in 2009, credit-related impairment charges on these securities would have increased by $10 million (pre-tax) or decreased by $9 million (pre-tax) at Dec. 31, 2011.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with ASC 805 Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350 Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($17.9 billion at Dec. 31, 2011) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2011) are not amortized but subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are

32     BNY Mellon

Results of Operations (continued)

subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

BNY Mellon’s three business segments include seven reporting units for which annual goodwill impairment testing is done in accordance with ASC 350. The Investment Management segment is comprised of two reporting units; the Investment Services segment is comprised of four reporting units; and one reporting unit is included in the Other segment.

The goodwill impairment test is performed in two steps. The first step compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit were to exceed its estimated fair value, a second step would be performed that would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. A substantial goodwill impairment charge would not have a significant impact on our financial condition, but could have an adverse impact on our results of operations. In addition, due to regulatory restrictions, the Company’s subsidiary banks could be restricted from distributing available cash to the Parent resulting in the Parent needing to issue additional long-term debt.

In the second quarter of 2011, we performed our annual goodwill test. The estimated fair values of each of these reporting units exceeded its carrying amount by at least 20% at that time.

GAAP also requires that an interim test be done whenever events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit might be less than its carrying value. The broad decline of stock prices throughout the U.S. stock market in the second half of 2011 also impacted the Company’s stock price, which declined below the Company’s net book value per share. As a result of this sustained decline in the second half of 2011, the Company performed an interim goodwill test during the fourth quarter of 2011.

For this interim test, the fair value of each of the Company’s reporting units was estimated by the

Company with the assistance of a third-party valuation specialist. Fair value was estimated using an income approach, based on discounted cash flows and, where appropriate, a market approach. Since public company multiples are on a marketable minority interest basis, we adjusted them in the impairment test to reflect the control rights and privileges in arriving at a multiple that reflects an appropriate control premium. Fair value of each of the Company’s reporting units reflected a control premium of 35% to 40%.

Estimated cash flows used in the income approach were based on management’s most recent projections available as of Oct. 31, 2011. The discount rates used under the income approach were based on the capital asset pricing model. The discount rate applied to estimated cash flows ranged from 10% to 12% and incorporated a 6% market equity risk premium, forward assumptions for risk-free rates, and other relevant assumptions. Estimated cash flows extend far into the future and, by their nature, are difficult to estimate over such an extended time-frame. Factors that may significantly affect the estimates include, among others, stock market price impacts affecting the market values of assets we manage, the effects of regulatory and legislative changes, increases to the cost of equity, specific industry or market sector conditions, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in interest rates.

The market approach used by the Company was primarily based on the “Guideline Public Company Method”, which generally reflects publicly available information for comparable businesses, and incorporated earnings multiples from comparable publicly-traded companies in industries similar to that of the respective reporting unit. When appropriate, comparable multiples were selected based on the expected profitability of the reporting unit among other factors.

The fair value of each reporting unit exceeded its carrying value as of the date of the interim test. The fair values of six of the Company’s reporting units were substantially in excess of the respective reporting unit’s carrying value. The Asset Management reporting unit, with $7.7 billion of allocated goodwill, which is one of the two reporting units in the Investment Management segment, exceeded its carrying value by approximately 10%.

BNY Mellon     33

Results of Operations (continued)

The fair value of the Asset Management reporting unit was estimated using both an income approach and a market approach. The Company estimated cash flows based on a compound annual operating income growth rate of approximately 16% through 2016 and 4.5% thereafter, discounted at 12.0%. In addition, the fair value of this reporting unit reflected a control premium of 35%. Fair value estimates based on the two methods exceeded the carrying value of the reporting unit. For this reporting unit, in the future, small changes in the assumptions could produce a non-cash goodwill impairment, which would have no effect on our regulatory capital ratios. In addition to the factors and assumptions previously discussed that could affect all of the Company’s reporting units, certain money market fee waiver practices and changes in the level of assets under management could have an effect on Asset Management broadly, as well as the fair value of this reporting unit.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($2.5 billion at Dec. 31, 2011) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections.

See Notes 1 and 7 of the Notes to Consolidated Financial Statements for additional information regarding goodwill, intangible assets and the annual and interim impairment testing.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 24,500 U.S. employees and approximately 9,700 non-U.S. employees.

BNY Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas. As of Dec. 31, 2011, the U.S. plans accounted for 84% of the projected benefit obligation. The pension expense for BNY Mellon plans was $93 million in 2011 compared with $47 million in 2010 and a pension credit of $17 million in 2009.

Effective Jan. 1, 2011, the U.S. pension plan was amended to reduce benefits earned by participants for service after 2010, and to freeze plan participation such that no new employees will enter the plan after Dec. 31, 2010. This change in the pension plan reduced pension expense by $40 million in 2011.

A net pension expense of approximately $140 million is expected to be recorded by BNY Mellon in 2012, assuming currency exchange rates at Dec. 31, 2011. The expected increase in pension expense in 2012 is primarily driven by the change in plan assumptions.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the ESOP. Since 2009, these key elements have varied as follows:

(dollars in millions, except per share amounts)	2012	2011	2010	2009
Domestic plans:
Long-term rate of return on plan assets	7.38%	7.50%	8.00%	8.00%
Discount rate	4.75	5.71	6.21	6.38
Market-related value of plan assets (a)	$3,763	$3,836	$3,861	$3,651
ESOP stock price (a)	$22.96	$29.48	$27.97	$33.12
Net U.S. pension credit/(expense)	N/A	$(54)	$(15)	$32
All other net pension credit/(expense)	N/A	(39)	(32)	(15)
Total net pension credit/(expense)	N/A	$(93)	$(47)	$17
(a)	Market-related value of plan assets and ESOP stock price are for the beginning of the plan year. See “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements.

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 4.75% as of Dec. 31, 2011.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those

34     BNY Mellon

Results of Operations (continued)

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

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. BNY Mellon currently has $1.7 billion of unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key elements on pension costs are shown in the table below.

Pension expense (dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100	) bps	(50	) bps	50	bps	100	bps
Change in pension expense	$44		$22		$(22)		$(44)
Discount rate	(50	) bps	(25	) bps	25	bps	50	bps
Change in pension expense	$36		$17		$(16)		$(32)
Market-related value of plan assets	(20)%		(10)%		10%		20%
Change in pension expense	$164		$84		$(82)		$(161)
ESOP stock price	$(10)		$(5)		$5		$10
Change in pension expense	$14		$7		$(6)		$(12)

In addition to its pension plans, BNY Mellon has an Employee Stock Ownership Plan (“ESOP”). Benefits payable under The Bank of New York Mellon Corporation Pension Plan are offset by the equivalent value of benefits earned under the ESOP for employees who participated in the legacy Retirement Plan of The Bank of New York Company, Inc.

Consolidated balance sheet review

At Dec. 31, 2011, total assets were $325.3 billion compared with $247.3 billion at Dec. 31, 2010. The increase in consolidated total assets primarily resulted from growth in client deposits. Deposits totaled $219.1 billion at Dec. 31, 2011, and $145.3 billion at Dec. 31, 2010. At Dec. 31, 2011, total interest-bearing deposits were 48% of total interest-earning assets, compared with 59% at Dec. 31, 2010. Total assets averaged $291.1 billion in 2011, compared with $237.8 billion in 2010. The increase in average assets primarily reflects higher client deposit levels. Total deposits averaged $182.7 billion in 2011 and $139.4 billion in 2010.

At Dec. 31, 2011, we had $40.8 billion of liquid funds and $94.4 billion of cash (including $90.2 billion of overnight deposits with the Federal Reserve and other central banks) for a total of $135.2 billion of available funds. This compares with available funds of $77.6 billion at Dec. 31, 2010. Our percentage of liquid assets to total assets was 42% at Dec. 31, 2011, compared with 31% at Dec. 31, 2010. At Dec. 31, 2011, of our $40.8 billion in liquid funds, $36.3 billion were placed in interest-bearing deposits with large, highly-rated global financial institutions with a weighted average life to maturity of approximately 56 days. Of the $36.3 billion, $7.5 billion was placed with banks in the Eurozone.

Investment securities were $82.0 billion or 25% of total assets at Dec. 31, 2011, compared with $66.3 billion or 27% of total assets at Dec. 31, 2010. The increase primarily reflects a higher level of agency residential mortgage-backed securities, U.S. Treasury securities and sovereign securities, as well as an improvement in the unrealized gain of our investment securities portfolio.

Loans were $44.0 billion or 14% of total assets at Dec. 31, 2011, compared with $37.8 billion or 15% of total assets at Dec. 31, 2010. The increase in loan levels was primarily due to higher loans to broker-dealers.

Long-term debt increased to $19.9 billion at Dec. 31, 2011 from $16.5 billion at Dec. 31, 2010, primarily due to the issuance of $5.1 billion of senior medium-term notes, partially offset by $1.3 billion of senior and subordinated debt that matured in 2011 and $596 million of retail medium-term notes that were called in 2011.

BNY Mellon     35

Results of Operations (continued)

Total shareholders’ equity applicable to BNY Mellon was $33.4 billion at Dec. 31, 2011 and $32.4 billion at Dec. 31, 2010. The increase in total shareholders’ equity primarily reflects earnings retention and an improvement in the valuation of our investment securities portfolio, offset in part by share repurchases.

BNY Mellon, through its involvement in the Government Securities Clearing Corporation (“GSCC”), settles government securities transactions on a net basis for payment and delivery through the Fed wire system. As a result, at Dec. 31, 2011, the assets and liabilities of BNY Mellon were reduced by $98 million for the netting of repurchase agreements and reverse repurchase agreement transactions executed with the same counterparty under standardized Master Repurchase Agreements. This netting is performed in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation No. 41 (ASC Topic 210-20) “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

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

The following table shows the distribution of our total investment securities portfolio:

Investment securities portfolio	Dec. 31, 2010 Fair value		2011 change in unrealized gain/(loss)	Dec. 31, 2011			Fair value as a % of amortized cost (a)		Ratings
(dollars in millions)				Amortized cost	Fair value			Unrealized gain/(loss)	AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
Watch list: (b)
European floating rate notes (c)	$4,636		$84	$3,372	$3,025		89%	$(347)	71%	23%	6%	-%	-%
Non-agency RMBS	2,577		(59)	2,130	1,780		76	(350)	21	15	12	52	-
Other	331		(5)	246	264		34	18	3	1	22	23	51
Total Watch list (b)	7,544		20	5,748	5,069		78	(679)	50	19	8	20	3
Agency RMBS	20,157		226	26,890	27,493		102	603	100	-	-	-	-
U.S. Treasury securities	12,635		387	17,627	17,999		102	372	100	-	-	-	-
Sovereign debt/sovereign guaranteed (d)	8,585		108	11,724	11,881		101	157	100	-	-	-	-
Non-agency RMBS (e)	4,496		(401)	3,002	3,179		64	177	1	1	2	96	-
Commercial MBS	2,281		12	2,935	3,003		105	68	84	14	2	-	-
State and political subdivisions	629		62	2,787	2,806		101	19	76	19	3	-	2
Foreign covered bonds (f)	2,868		31	2,410	2,425		101	15	99	1	-	-	-
FDIC-insured debt	2,474		(34)	1,100	1,112		101	12	100	-	-	-	-
CLO	-		(25)	1,258	1,233		98	(25)	96	4	-	-	-
U.S. Government agency debt	1,005		28	932	958		103	26	100	-	-	-	-
Credit cards	517		(1)	393	397		101	4	16	84	-	-	-
Other	3,178		27	4,139	4,183		101	44	58	30	4	-	8
Total investment securities	$66,369	(g)	$440	$80,945	$81,738	(g)	101%	$793 (g)	89%	5%	1%	5%	-%
(a)	Amortized cost before impairments.
(b)	The “Watch list” includes those securities we view as having a higher risk of impairment charges.
(c)	Includes RMBS, commercial MBS and other securities. See page 37 for exposure by country.
(d)	Primarily comprised of exposure to United Kingdom, France, Germany and Netherlands.
(e)	These RMBS were included in the former Grantor Trust and were marked-to-market in 2009. We believe these RMBS would receive higher credit ratings if these ratings incorporated, as additional credit enhancement, the difference between the written-down amortized cost and the current face amount of each of these securities.
(f)	Primarily comprised of exposure to Germany and Canada.
(g)	Includes net unrealized gains on derivatives hedging securities available-for-sale of $60 million at Dec. 31, 2010 and net unrealized losses on derivatives hedging securities available-for-sale of $269 million at Dec. 31, 2011.

36     BNY Mellon

Results of Operations (continued)

The fair value of our investment securities portfolio was $81.7 billion at Dec. 31, 2011, compared with $66.4 billion at Dec. 31, 2010. The increase in the fair value of the investment securities portfolio primarily reflects a higher level of agency residential mortgage-backed securities, U.S. Treasury securities and sovereign securities, commensurate with our growth in deposits, as well as an increase in the unrealized gain of the securities portfolio. In 2011, we received $1.3 billion of paydowns and sold $480 million of sub-investment grade securities.

At Dec. 31, 2011, the total investment securities portfolio had an unrealized pre-tax gain of $793 million compared with $353 million at Dec. 31, 2010. The unrealized net of tax gain on our investment securities available-for-sale portfolio included in accumulated other comprehensive income was $417 million at Dec. 31, 2011, compared with $151 million at Dec. 31, 2010. The improvement in the valuation of the investment securities portfolio was driven by improved valuations of agency RMBS and U.S. Treasury securities, partially offset by declines in valuations of certain non-agency residential mortgage-backed securities.

In 2009, we established a Grantor Trust in connection with the restructuring of our investment securities portfolio. The Grantor Trust has been dissolved. The securities held in the former Grantor Trust are included in our investment securities portfolio and were marked down to approximately 60% of face value in 2009. At Dec. 31, 2011, these securities were trading above adjusted amortized cost with a total unrealized pre-tax gain of $177 million compared with $578 million at Dec. 31, 2010.

At Dec. 31, 2011, 89% of the securities in our portfolio were rated AAA/AA-, compared with 87% at Dec. 31, 2010.

We routinely test our investment securities for OTTI. (See “Critical accounting estimates” for additional disclosure regarding OTTI.)

At Dec. 31, 2011, we had $1.2 billion of accretable discount related to the restructuring of the investment securities portfolio. The discount related to these transactions had a remaining average life of approximately 3.9 years. The accretion of discount related to these securities increases net interest revenue and is recorded on a level yield basis. The discount accretion totaled $391 million in 2011 and $458 million in 2010.

Also, at Dec. 31, 2011, we had $1.7 billion of net amortizable purchase premium relating to investment securities with a remaining average life of approximately 4.1 years. For these securities, the amortization of net premium decreased net interest revenue and is recorded on a level yield basis. We recorded net premium amortization of $294 million in 2011 and $242 million in 2010.

The following table provides pre-tax securities gains (losses) by type.

Net securities gains (losses) (in millions)	2011	2010	2009
U.S. Treasury	$77	$15	$-
Agency RMBS	8	15	-
Alt-A RMBS	(36)	(13)	(3,113)
Prime RMBS	(1)	-	(1,008)
Subprime RMBS	(21)	(4)	(322)
European floating rate notes	(39)	(3)	(269)
Sovereign debt	36	-	-
Home equity lines of credit	-	-	(205)
Commercial MBS	-	-	(89)
Grantor Trust	-	-	(39)
Credit cards	-	-	(26)
ABS CDOs	-	-	(23)
Other	24	17	(275)
Total net securities gains (losses)	$48	$27	$(5,369)

At Dec. 31, 2011, the investment securities portfolio includes $95 million of assets not accruing interest. These securities are held at market value.

The following table shows the fair value of the European floating rate notes by geographical location at Dec. 31, 2011. The unrealized loss on these securities was $347 million at Dec. 31, 2011, a decrease of 19% compared with $431 million at Dec. 31, 2010.

European floating rate notes at Dec. 31, 2011 (a)
(in millions)	RMBS	Other	Total fair value
United Kingdom	$1,225	$259	$1,484
Netherlands	751	47	798
Ireland	182	23	205
Italy	155	-	155
Luxembourg	-	140	140
Australia	101	-	101
Germany	-	101	101
Spain	27	-	27
France	4	10	14
Total	$2,445	$580	$3,025
(a)	71% of these securities are in the AAA to AA- ratings category.

BNY Mellon     37

Results of Operations (continued)

See Note 22 of the Notes to Consolidated Financial Statements for the detail of securities by level in the fair value hierarchy.

Equity investments

We also have equity investments categorized as other assets. Included in other assets are (parenthetical amounts indicate carrying values at Dec. 31, 2011): joint ventures and other equity investments ($1.6 billion), seed capital ($48 million), Federal Reserve Bank stock ($429 million), private equity investments ($122 million), and tax advantaged low-income housing investments ($477 million). For additional information on the fair value of our private equity investments and seed capital, see Note 22 of the Notes to Consolidated Financial Statements.

Our equity investment in Wing Hang Bank Limited (“Wing Hang”), which is located in Hong Kong, had a fair value of $499 million (book value of $399 million) based on its share price at Dec. 31, 2011. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. In 2011, we elected to receive a stock dividend from Wing Hang with a value of $12 million

(or 1.1 million shares). In 2010 and 2009, we received cash dividends from Wing Hang of $6 million and $2 million, respectively.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $122 million at Dec. 31, 2011, down $21 million from $143 million at Dec. 31, 2010. At Dec. 31, 2011, private equity investments consisted of investments in private equity funds of $115 million, direct equity of less than $1 million, and leveraged bond funds of $7 million. Investment income was $18 million in 2011.

At Dec. 31, 2011, we had $22 million of unfunded investment commitments to private equity funds. If unused, the commitments expire between 2012 and 2015.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

Loans

Total exposure – consolidated	Dec. 31, 2011			Dec. 31, 2010
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$11.1	$15.5	$26.6	$9.3	$15.8	$25.1
Commercial	1.3	16.3	17.6	1.6	18.8	20.4
Subtotal institutional	12.4	31.8	44.2	10.9	34.6	45.5
Wealth management loans and mortgages	7.3	1.5	8.8	6.5	1.8	8.3
Commercial real estate	1.5	1.5	3.0	1.6	1.6	3.2
Lease financing	2.6	-	2.6	3.1	0.1	3.2
Other residential mortgages	1.9	-	1.9	2.1	-	2.1
Overdrafts	4.8	-	4.8	6.0	-	6.0
Other	0.7	-	0.7	0.8	-	0.8
Subtotal non-margin loans	31.2	34.8	66.0	31.0	38.1	69.1
Margin loans	12.8	0.7	13.5	6.8	-	6.8
Total	$44.0	$35.5	$79.5	$37.8	$38.1	$75.9

At Dec. 31, 2011, total exposures were $79.5 billion, an increase of 5% from $75.9 billion at Dec. 31, 2010. This increase primarily reflects higher secured term loans to broker-dealers in the margin loans portfolio and higher other margin loans, partially offset by lower commercial exposure, overdrafts and lease financing exposure.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios make up 56% of our total lending exposure. Additionally, a substantial portion of our overdrafts relate to financial institutions and commercial customers.

38     BNY Mellon

Results of Operations (continued)

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2011					Dec. 31, 2010
	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Banks	$6.3	$1.9	$8.2	82%	96%	$4.2	$2.2	$6.4
Securities industry	3.8	2.6	6.4	95	95	3.9	2.3	6.2
Insurance	0.1	4.6	4.7	99	42	0.1	5.0	5.1
Asset managers	0.8	3.2	4.0	99	82	0.8	2.4	3.2
Government	-	1.6	1.6	94	36	0.2	2.1	2.3
Other	0.1	1.6	1.7	98	56	0.1	1.8	1.9
Total	$11.1	$15.5	$26.6	93%	78%	$9.3	$15.8	$25.1

The financial institutions portfolio exposure was $26.6 billion at Dec. 31, 2011, compared to $25.1 billion at Dec. 31, 2010. The increase primarily reflects loans to banks.

Financial institution exposures are high quality, with 93% meeting the investment grade equivalent criteria of our rating system at Dec. 31, 2011. These exposures are generally short-term. Of these exposures, 78% expire within one year, and 39% expire within 90 days. In addition, 44% of the financial institutions exposure is secured. For example, securities industry and asset managers often borrow against marketable securities held in custody.

For ratings of non-U.S. counterparties, as a conservative measure, our internal credit rating classification generally caps the rating based upon the sovereign rating of the country where the counterparty resides regardless of the credit rating of the counterparty or the underlying collateral.

Our exposure to banks is predominately to investment grade counterparties in developed countries. Non-investment grade bank exposures are short-term in nature supporting our global trade finance and U.S. dollar clearing businesses in developing countries.

The asset manager portfolio exposures are high quality with 99% meeting our investment grade equivalent ratings criteria at Dec. 31, 2011. These exposures are generally short-term liquidity facilities with the vast majority to regulated mutual funds.

Commercial

The diversity of the commercial portfolio is shown in the following table.

Commercial portfolio exposure	Dec. 31, 2011					Dec. 31, 2010
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.3	$5.7	$6.0	91%	21%	$0.4	$5.9	$6.3
Energy and utilities	0.3	4.8	5.1	95	17	0.3	5.4	5.7
Services and other	0.5	4.5	5.0	91	27	0.7	5.9	6.6
Media and telecom	0.2	1.3	1.5	85	18	0.2	1.6	1.8
Total	$1.3	$16.3	$17.6	91%	21%	$1.6	$18.8	$20.4

The commercial portfolio exposure decreased 14% to $17.6 billion at Dec. 31, 2011, from $20.4 billion at Dec. 31, 2010, reflecting our desire to reduce non-strategic exposure. Our goal is to maintain a predominantly investment grade portfolio.

BNY Mellon     39

Results of Operations (continued)

The table below summarizes the percentage of the financial institutions and commercial exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009
Financial institutions	93%	91%	85%
Commercial	91%	89%	80%

Our credit strategy is to focus on investment grade names to support cross-selling opportunities, avoid single name/industry concentrations and exit high-risk portfolios. Each customer is assigned an internal rating grade, which is mapped to an external rating agency grade equivalent based upon a number of dimensions which are continually evaluated and may change over time. The execution of our strategy has resulted in a higher percentage of the portfolio that is investment grade at Dec. 31, 2011, compared with Dec. 31 2010.

Wealth management loans and mortgages

Wealth Management loans and mortgages are primarily composed of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 62% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2011.

At Dec. 31, 2011, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York – 24%; Massachusetts – 17%; California – 17%; Florida – 8%; and other – 34%.

Commercial real estate

Our commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities include both construction facilities and medium-term loans. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flow, and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in most instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $3.0 billion at Dec. 31, 2011 compared with $3.2 billion at Dec. 31, 2010.

At Dec. 31, 2011, 58% of our commercial real estate portfolio is secured. The secured portfolio is diverse by project type, with 62% secured by residential buildings, 17% secured by office buildings, 9% secured by retail properties, and 12% secured by other categories. Approximately 95% of the unsecured portfolio is allocated to investment grade real estate investment trusts (“REITs”) under revolving credit agreements.

At Dec. 31, 2011, our commercial real estate portfolio is comprised of the following geographic concentrations: New York metro – 43%; investment grade REITs – 40%; and other – 17%.

Lease financings

The lease financing portfolio consisted of non-airline exposures of $2.4 billion and $197 million of airline exposures at Dec. 31, 2011. The lease financing exposure is 89% investment grade, or investment grade equivalent. The leasing portfolio is likely to decline in the future if risk-adjusted returns are unable to meet our expected returns.

At Dec. 31, 2011, the non-airline portion of the lease financing portfolio consisted of $2.4 billion of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and European countries. Approximately 50% of the non-airline portfolio is additionally secured by highly rated securities and/or letters of credit from investment grade issuers. Excluding airline lease financing, counterparty rating equivalents at Dec. 31, 2011, were as follows:

•	1% of the counterparties are AA, or equivalent;
•	42% were A;
•	51% were BBB; and
•	6% were non-investment grade

At Dec. 31, 2011, our $197 million of exposure to the airline industry consisted of $13 million of real estate lease exposure, as well as the airline lease financing portfolio, which included $69 million to major U.S. carriers, $103 million to foreign airlines and $12 million to U.S. regional airlines.

40     BNY Mellon

Results of Operations (continued)

Recently, the U.S domestic airline industry has shown significant improvement in revenues and yields. Despite this improvement, these carriers continue to have extremely high debt levels. Combined with their high fixed-cost operating models, the domestic airlines remain vulnerable. As such, we continue to maintain a sizable allowance for loan losses against these exposures and continue to closely monitor the portfolio.

We utilize the lease financing portfolio as part of our tax management strategy.

Other residential mortgages

The other residential mortgage portfolio primarily consists of one to four family residential mortgage loans and totaled $1.9 billion at Dec. 31, 2011. Included in this portfolio is $596 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2011, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 76% at origination and 28% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, Maryland and the tri-state area (New York, New Jersey and Connecticut).

To determine the projected loss on the prime and Alt-A mortgage portfolio, we calculate the total estimated defaults of these mortgages and multiply that amount by an estimate of realizable value upon sale in the marketplace (severity).

At Dec. 31, 2011, we had less than $15 million in subprime mortgages included in the other residential mortgage portfolio. The subprime loans were issued to support our Community Reinvestment Act requirements.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily includes loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities, as well as bankers’ acceptances.

Margin loans

Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans also include $5 billion related to a term loan program that offers fully collateralized loans to broker-dealers. The increase compared with Dec. 31, 2010 was primarily driven by the term loan program.

BNY Mellon     41

Results of Operations (continued)

Loans by product

The following table shows trends in the loans outstanding at year-end over the last five years.

Loans by product - at year end
(in millions)	2011	2010 (a)	2009 (a)	2008	2007
Domestic:
Financial institutions	$4,606	$4,630	$5,509	$5,546	$8,934
Commercial	752	1,250	2,324	5,786	5,099
Wealth Management loans and mortgages	7,342	6,506	6,162	5,333	4,521
Commercial real estate	1,449	1,592	2,044	3,081	3,019
Lease financing (b)	1,558	1,605	1,703	1,809	1,980
Other residential mortgages	1,923	2,079	2,179	2,505	3,115
Overdrafts	2,958	4,524	3,946	4,835	4,037
Other	623	771	407	485	363
Margin loans	12,760	6,810	4,657	3,977	5,210
Total domestic	33,971	29,767	28,931	33,357	36,278
Foreign:
Financial institutions	6,538	4,626	3,147	3,755	4,892
Commercial	528	345	634	573	852
Lease financings (b)	1,051	1,545	1,816	2,154	2,935
Government and official institutions	-	-	52	1,434	312
Other (primarily overdrafts)	1,891	1,525	2,109	2,121	5,662
Total foreign	10,008	8,041	7,758	10,037	14,653
Total loans	$43,979	$37,808	$36,689	$43,394	$50,931
(a)	Presented on a continuing operations basis.
(b)	Net of unearned income on domestic and foreign lease financings of $1,343 million at Dec. 31, 2011, $2,036 million at Dec. 31, 2010, $2,282 million at Dec. 31, 2009, $2,836 million at Dec. 31, 2008 and $4,050 million at Dec. 31, 2007.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2011.

Maturity of loan portfolio at Dec. 31, 2011 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Financial institutions	$4,363	$243		$-		$4,606
Commercial	68	677		7		752
Commercial real estate	247	667		535		1,449
Overdrafts	2,958	-		-		2,958
Other	623	-		-		623
Margin loans	10,260	2,500		-		12,760
Subtotal	18,519	4,087		542		23,148
Foreign	8,500	457		-		8,957
Total	$27,019	$4,544	(b)	$542	(b)	$32,105
(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.
(b)	Variable rate loans due after one year totaled $5.0 billion and fixed rate loans totaled $114 million.

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding international loans of $9.0 billion at Dec. 31, 2011 and $6.5 billion at Dec. 31, 2010. This increase primarily resulted from an increase in investment grade loans to financial institutions.

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

Our credit strategy is to focus on investment grade names to support cross-selling opportunities, avoid single name/industry concentrations and exit high-risk

42     BNY Mellon

Results of Operations (continued)

portfolios. In addition, we make use of credit derivatives and other risk mitigants as economic hedges of portions of the credit risk in our portfolio. The effect of these transactions is to transfer credit risk to creditworthy, independent third parties. The following table details changes in our allowance for credit losses for the last five years.

Allowance for credit losses activity (dollar amounts in millions)	2011	2010	2009	2008	2007 (a)
Margin loans	$12,760	$6,810	$4,657	$3,977	$5,210
Non-margin loans	31,219	30,998	32,032	39,417	45,721
Total loans at Dec. 31,	43,979	37,808	36,689	43,394	50,931
Average loans outstanding	40,919	36,305	36,424	48,132	41,515
Allowance for credit losses:
Balance, Jan. 1,
Domestic	$511	$578	$508	$446	$407
Foreign	60	50	21	48	30
Total	571	628	529	494	437
Charge-offs:
Commercial	(6)	(5)	(90)	(21)	(22)
Commercial real estate	(4)	(8)	(31)	(15)	-
Financial institutions	(8)	(25)	(34)	(9)	-
Lease financing	-	-	-	-	(36)
Wealth management loans and mortgages	(1)	(4)	(1)	(1)	-
Other residential mortgages	(56)	(46)	(60)	(20)	-
Foreign	(8)	-	-	(17)	(19)
Other	-	-	-	-	(1)
Total charge-offs	(83)	(88)	(216)	(83)	(78)
Recoveries:
Commercial	3	15	-	2	1
Commercial real estate	-	1	-	-	-
Financial institutions	2	2	-	-	-
Lease financing	-	-	1	3	13
Wealth management loans and mortgages	-	-	1	1	-
Other residential mortgages	3	2	-	-	-
Foreign	-	-	-	4	1
Other	-	-	-	-	-
Total recoveries	8	20	2	10	15
Net charge-offs	(75)	(68)	(214)	(73)	(63)
Provision for credit losses	1	11	332	104	(11)
Transferred to discontinued operations	-	-	(19)	27	1
Acquisitions/dispositions and other	-	-	-	(23)	130
Balance, Dec. 31,
Domestic	439	511	578	508	446
Foreign	58	60	50	21	48
Total allowance, Dec. 31, (b)	$497	$571	$628	$529	$494
Allowance for loan losses	$394	$498	$503	$415	$327
Allowance for lending-related commitments	103	73	125	114	167
Net charge-offs to average loans outstanding	0.18%	0.19%	0.59%	0.15%	0.15%
Net charge-offs to total allowance for credit losses	15.09	11.91	34.08	13.80	12.75
Allowance for loan losses as a percentage of total loans	0.90	1.32	1.37	0.96	0.64
Allowance for loan losses as a percentage of non-margin loans	1.26	1.61	1.57	1.05	0.72
Total allowance for credit losses as a percentage of total loans	1.13	1.51	1.71	1.22	0.97
Total allowance for credit losses as a percentage of non-margin loans	1.59	1.84	1.96	1.34	1.08
(a)	Charge-offs, recoveries and the provision for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	The allowance for credit losses at Dec. 31, 2010, and 2009 excludes discontinued operations. The allowance for credit losses includes discontinued operations of $35 million at Dec. 31, 2008, and $17 million at Dec. 31, 2007.

BNY Mellon     43

Results of Operations (continued)

Net charge-offs were $75 million in 2011, $68 million in 2010 and $214 million in 2009. Net charge-offs in 2011 included $53 million of other residential mortgages primarily located in California, Florida, New York and New Jersey, a $10 million loan in the media portfolio and $6 million related to a broker-dealer holding company that filed for bankruptcy. Net charge-offs in 2010 included $44 million of other residential mortgages primarily located in California, New York and Florida, $17 million related to a mortgage company, partially offset by $10 million of net recoveries from the media portfolio. Net charge-offs in 2009 included $71 million related to print and broadcast media, $60 million of residential mortgages primarily located in California, New York, New Jersey and Florida, $31 million related to commercial real estate exposure in Florida and New York, $38 million to finance and leasing companies and $8 million to an auto parts manufacturer.

The provision for credit losses was $1 million in 2011 compared with $11 million in 2010 and $332 million in 2009. The lower provision in 2011 primarily resulted from an improvement in the loan portfolio and a decline in criticized assets. Criticized assets include impaired credits and higher risk-rated credits. We anticipate the quarterly provision for credit losses to be approximately $0 to $15 million in 2012.

The total allowance for credit losses was $497 million at Dec. 31, 2011 and $571 million at Dec. 31, 2010. The decrease in the allowance for credit losses reflects a 27% decline in criticized assets.

The ratio of the total allowance for credit losses to year-end non-margin loans was 1.59% at Dec. 31, 2011 and 1.84% at Dec. 31, 2010. The ratio of the allowance for loan losses to year-end non-margin loans was 1.26% at Dec. 31, 2011 compared with

1.61% at Dec. 31, 2010. The decrease reflects the decline in criticized assets.

We had $12.8 billion of secured margin loans on our balance sheet at Dec. 31, 2011, compared with $6.8 billion at Dec. 31, 2010. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses to non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

Based on an evaluation of the three elements and our qualitative framework of the allowance for credit losses, as discussed in “Critical accounting estimates” and Note 1 of Notes to Consolidated Financial Statements, we have allocated our allowance for credit losses as follows:

Allocation of allowance	2011	2010 (a)	2009 (a)	2008 (a)	2007 (a)
Other residential mortgages	31%	41%	26%	17%	7%
Commercial	18	16	25	34	43
Financial institutions	13	2	12	11	8
Lease financing	13	16	13	17	19
Foreign	12	11	8	4	10
Commercial real estate	7	7	7	11	9
Wealth management (b)	6	7	9	6	4
Total	100%	100%	100%	100%	100%
(a)	Restated to reflect the implementation of the qualitative allowance framework. Excludes discontinued operations in 2010 and 2009. The allowance for credit losses includes discontinued operations in 2008 and 2007.
(b)	Includes the allowance for wealth management mortgages.

The allocation of allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

44     BNY Mellon

Results of Operations (continued)

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets at Dec. 31 (dollars in millions)	2011		2010		2009	2008	2007
Loans:
Other residential mortgages	$203		$244		$190	$97	$20
Commercial real estate	40		44		61	130	40
Wealth management	32		59		58	2	-
Financial institutions	23		5		172	41	24
Commercial	21		34		65	14	15
Foreign	10		7		-	-	87
Total nonperforming loans	329		393		546	284	186
Other assets owned	12		6		4	8	4
Total nonperforming assets (a)	$341	(b)	$399	(b)	$550	$292	$190
Nonperforming assets ratio	0.78%		1.06%		1.50%	0.67%	0.38%
Nonperforming assets ratio, excluding margin loans	1.09		1.29		1.72	0.74	0.42
Allowance for loan losses/nonperforming loans	119.8		126.7		92.1	146.1	175.8
Allowance for loan losses/nonperforming assets	115.5		124.8		91.5	142.1	172.1
Total allowance for credit losses/nonperforming loans	151.1		145.3		115.0	186.3	265.6
Total allowance for credit losses/nonperforming assets	145.7		143.1		114.2	181.2	260.0
(a)	Nonperforming assets at Dec. 31, 2010 and Dec. 31, 2009 exclude discontinued operations. Nonperforming assets at Dec. 31, 2008 and 2007 include discontinued operations of $96 million and $18 million, respectively.
(b)	Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in these loans are nonperforming loans of $101 million at Dec. 31, 2011 and $218 million at Dec. 31, 2010. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

Nonperforming assets activity (in millions)	2011	2010
Balance at beginning of year	$399	$550
Additions	180	202
Return to accrual status	(57)	(32)
Charge-offs	(78)	(86)
Paydowns/sales	(93)	(236)
Transferred to other real estate owned	(10)	1
Balance at end of year	$341	$399

Nonperforming assets were $341 million at Dec. 31, 2011, a decrease of $58 million compared with Dec. 31, 2010. The decrease primarily resulted from repayments of $46 million in the other residential mortgage portfolio, $24 million in the commercial real estate portfolio, $10 million in the commercial loan portfolio, $8 million in the financial institutions portfolio, $4 million in the wealth management portfolio and $1 million in the foreign loan portfolio, and charge-offs of $52 million in the other residential mortgage portfolio, $8 million in the financial institutions portfolio, $8 million in the foreign loan portfolio, $6 million in the commercial loan portfolio and $4 million in the commercial real estate portfolio. Also in 2011, $27 million in the wealth management portfolio, $21 million in other residential mortgages and $9 million in the commercial portfolio returned to accrual status. Additions in 2011 included $90 million in the other residential mortgages portfolio, $36 million in the financial institutions portfolio, $25 million in commercial real estate portfolio, $12 million in the commercial loans portfolio, $12 million in the foreign loan portfolio and $5 million in the wealth management portfolio.

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans still accruing interest at year-end
(in millions)	2011	2010	2009	2008	2007
Domestic:
Consumer	$13	$21	$93	$27	$-
Commercial	-	12	338	315	343
Total domestic	13	33	431	342	343
Foreign	-	-	-	-	-
Total past due loans	$13	$33	$431	$342	$343

Past due loans at Dec. 31, 2011 were primarily comprised of other residential mortgages. For additional information, see Note 6 of the Notes to Consolidated Financial Statements.

BNY Mellon     45

Results of Operations (continued)

Deposits

Total deposits were $219.1 billion at Dec. 31, 2011, an increase of 51% compared with $145.3 billion at Dec. 31, 2010. The increase in deposits reflects a higher level of both domestic and foreign deposits resulting from much higher client deposits in our Investment Services business.

Noninterest-bearing deposits were $95.3 billion at Dec. 31, 2011, compared with $38.7 billion at Dec. 31, 2010. Interest-bearing deposits were $123.8 billion at Dec. 31, 2011, compared with $106.6 billion at Dec. 31, 2010.

The aggregate amount of deposits by foreign customers in domestic offices was $6.5 billion and $3.6 billion at Dec. 31, 2011 and 2010, respectively.

Deposits in foreign offices totaled $85.1 billion at Dec. 31, 2011, and $72.9 billion at Dec. 31, 2010. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2011.

Domestic time deposits > $100,000 at Dec. 31, 2011
(in millions)	Certificates of deposit	Other time deposits	Total
3 months or less	$37	$35,983	$36,020
Between 3 and 6 months	19	-	19
Between 6 and 12 months	19	-	19
Over 12 months	29	-	29
Total	$104	$35,983	$36,087

Short-term borrowings

We fund ourselves primarily through deposits and, to a lesser extent, other borrowings, which are comprised of federal funds purchased and securities sold under repurchase agreements, payables to customers and broker-dealers, commercial paper, other borrowed funds and long-term debt. Certain other borrowings, for example, securities sold under repurchase agreements, require the delivery of securities as collateral.

See “Liquidity and dividends” below for a discussion of long-term debt and liquidity metrics that we monitor and the Parent’s limited reliance on short-term borrowings.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollar amounts in millions)	2011	2010	2009
Maximum daily balance during the year	$21,690	$16,006	$9,076
Average daily balance	$8,572	$5,356	$2,695
Weighted-average rate during the year	0.02%	0.80%	-%
Ending balance at Dec. 31	$6,267	$5,602	$3,348
Weighted-average rate at Dec. 31	(0.05)%	2.12%	0.01%

Federal funds purchased and securities sold under repurchase agreements
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2011	Sept. 30, 2011	Dec. 31, 2010
Maximum daily balance during the quarter	$11,717	$21,690	$12,080
Average daily balance	$8,008	$10,164	$7,256
Weighted-average rate during the quarter	(0.07)%	0.03%	2.13%
Ending balance	$6,267	$6,768	$5,602
Weighted-average rate at period end	(0.05)%	0.01%	2.12%

Federal funds purchased and securities sold under repurchase agreements were $6.3 billion at Dec. 31, 2011, compared with $6.8 billion at Sept. 30, 2011 and $5.6 billion at Dec. 31, 2010. The higher average federal funds purchased and securities sold under repurchase agreements in the third quarter of 2011 was primarily a function of attractive overnight repo rate opportunities. The maximum daily balance in the third quarter of 2011 was $21.7 billion and resulted from the same attractive overnight borrowing opportunities. At Dec. 31, 2011 and in the fourth quarter of 2011, we earned revenue on securities sold under repurchase agreements related to certain securities for which we were able to charge a higher rate for lending them.

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollar amounts in millions)	2011	2010	2009
Maximum daily balance during the year	$14,481	$13,454	$14,398
Average daily balance (a)	$11,853	$11,270	$9,662
Weighted-average rate during the year	0.09%	0.09%	0.12%
Ending balance at Dec. 31	$12,671	$9,962	$10,721
Weighted-average rate at Dec. 31	0.09%	0.12%	0.07%
(a)	The weighted average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers which were $7,319 million in 2011, $6,439 million in 2010 and $5,263 million in 2009.

46 BNY Mellon

Results of Operations (continued)

Payables to customers and broker-dealers
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2011	Sept. 30, 2011	Dec. 31, 2010
Maximum daily balance during the quarter	$14,481	$14,190	$12,192
Average daily balance (a)	$13,508	$12,303	$10,694
Weighted-average rate during the quarter	0.08%	0.10%	0.11%
Ending balance	$12,671	$13,097	$9,962
Weighted-average rate at period end	0.09%	0.09%	0.12%
(a)	The weighted average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $8,023 million in the fourth quarter of 2011, $7,692 million in the third quarter of 2011 and $5,878 million in the fourth quarter of 2010.

Payables to customers and broker-dealers represent funds awaiting re-investment and short sale proceeds, payable on demand. Payables to customers and broker-dealers were $12.7 billion at Dec. 31, 2011 and $13.1 billion at Sept. 30, 2011, and $10.0 billion at Dec. 31, 2010. Payables to customers and broker-dealers are driven by customer trading activity levels and market volatility.

Information related to commercial paper is presented below.

Commercial paper (dollar amounts in millions)	2011	2010	2009
Maximum daily balance during the year	$575	$128	$537
Average daily balance	$98	$18	$196
Weighted-average rate during the year	0.04%	0.05%	0.01%
Ending balance at Dec. 31	$10	$10	$12
Weighted-average rate at Dec. 31	0.03%	0.03%	0.02%

Commercial paper	Quarter ended
(dollar amounts in millions)	Dec. 31, 2011	Sept. 30, 2011	Dec. 31, 2010
Maximum daily balance during the quarter	$46	$575	$53
Average daily balance	$23	$300	$13
Weighted-average rate during the quarter	0.03%	0.08%	0.03%
Ending balance	$10	$44	$10
Weighted-average rate at period end	0.03%	0.03%	0.03%

Commercial paper outstanding was $10 million at Dec. 31, 2011, compared with $44 million at Sept. 30, 2011, and $10 million at Dec. 31, 2010. Our commercial paper matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollar amounts in millions)	2011	2010	2009
Maximum daily balance during the year	$4,561	$5,359	$4,789
Average daily balance	$1,932	$2,045	$1,378
Weighted-average rate during the year	1.10%	2.14%	2.28%
Balance at Dec. 31	$2,174	$2,858	$477
Weighted-average rate at Dec. 31	1.15%	1.77%	2.79%

Other borrowed funds	Quarter ended
(dollar amounts in millions)	Dec. 31, 2011	Sept. 30, 2011	Dec. 31, 2010
Maximum daily balance during the quarter	$4,273	$4,561	$5,359
Average daily balance	$2,109	$1,956	$1,986
Weighted-average rate during the quarter	0.95%	1.72%	1.66%
Ending balance	$2,174	$4,561	$2,858
Weighted-average rate at period end	1.15%	1.81%	1.77%

Other borrowed funds primarily include: term federal funds purchased under agreement to resell; borrowings under lines of credit by our Pershing subsidiaries; and overdrafts of subcustodian account balances in our Investment Services businesses. Overdrafts in these accounts typically relate to timing differences for settlements of these business activities. Other borrowed funds were $2.2 billion at Dec. 31, 2011 compared with $4.6 billion at Sept. 30, 2011 and $2.9 billion at Dec. 31, 2010. Fluctuations between periods reflect overdrafts of subcustodian accounts.

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, especially during periods of market stress. Liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from inability to convert assets to cash, inability to raise cash in the markets or deposit run-off.

BNY Mellon     47

Results of Operations (continued)

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

Potential uses of liquidity include withdrawals of customer deposits and client drawdowns on unfunded credit or liquidity facilities. We actively monitor unfunded lending-related commitments,

thereby reducing unanticipated funding requirements.

When monitoring liquidity, we evaluate multiple metrics to ensure ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, access to debt and money markets, debt spreads, peer ratios, unencumbered collateral, funding sources and balance sheet liquidity ratios. We have begun to monitor the Basel III liquidity coverage ratio as applied to us, based on our current interpretation of Basel III. Ratios we currently monitor as part of our standard analysis include total loans as a percentage of total deposits, deposits as a percentage of total interest-earning assets, foreign deposits as a percentage of total interest-earnings assets, purchased funds as a percentage of total interest-earning assets, liquid assets as a percentage of total interest-earning assets and liquid assets as a percentage of purchased funds. All of these ratios exceeded our minimum guidelines at Dec. 31, 2011.

We also perform stress tests to verify sufficient funding capacity is accessible after conducting multiple stress scenarios.

Available funds are defined as liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements), cash and due from banks, and interest-bearing deposits with the Federal Reserve and other central banks. The table below presents our total available funds including liquid funds at period end and on an average basis. The higher level of available funds at Dec. 31, 2011 compared with Dec. 31, 2010 resulted from a higher level of client deposits.

Available and liquid funds	Dec. 31, 2011	Dec. 31, 2010	Average
(in millions)			2011	2010	2009
Available funds:
Liquid funds:
Interest-bearing deposits with banks	$36,321	$50,200	$55,218	$56,679	$55,797
Federal funds sold and securities purchased under resale agreements	4,510	5,169	4,809	4,660	3,238
Total liquid funds	40,831	55,369	60,027	61,339	59,035
Cash and due from banks	4,175	3,675	4,579	3,832	3,638
Interest-bearing deposits with the Federal Reserve and other central banks	90,243	18,549	47,104	14,253	11,938
Total available funds	$135,249	$77,593	$111,710	$79,424	$74,611
Total available funds as a percentage of total assets	42%	31%	38%	33%	35%

On an average basis for 2011 and 2010, non-core sources of funds such as money market rate accounts, certificates of deposit greater than $100,000, federal funds purchased, trading liabilities and other borrowings were $17.5 billion and $13.9 billion, respectively. The increase primarily reflects higher levels of federal funds purchased, money market rate accounts and trading liabilities, partially offset by lower levels of other borrowed funds. Average foreign deposits, primarily from our European-based

Investment Services business, were $83.8 billion in 2011 compared with $71.4 billion in 2010. Domestic savings and other time deposits averaged $35.9 billion in 2011 compared with $28.0 billion in 2010. Both increases reflect growth in client deposits. The deposit growth trend could be impacted by proposed money market fund reform and the expiration of the temporary unlimited FDIC insurance coverage on noninterest-bearing deposits expiring on Dec. 31, 2012.

48     BNY Mellon

Results of Operations (continued)

Average payables to customers and broker-dealers were $7.3 billion in 2011 and $6.4 billion in 2010. Long-term debt averaged $18.1 billion in 2011 and $16.7 billion in 2010. The increase in average long-term debt was driven by planned capital actions and anticipated maturities. Average noninterest-bearing deposits increased to $58.0 billion in 2011 from $35.2 billion in 2010 reflecting growth in client deposits. A significant reduction in our Investment Services business would reduce our access to deposits.

The Parent has four major sources of liquidity:

•	cash on hand;
•	dividends from its subsidiaries;
•	access to the commercial paper market; and
•	access to the long-term debt and equity markets.

Our bank subsidiaries can declare dividends to the Parent of approximately $1.4 billion, subsequent to Dec. 31, 2011 without the need for a regulatory waiver. In addition, at Dec. 31, 2011, non-bank subsidiaries of the Parent had liquid assets of approximately $1.4 billion.

In the first quarter of 2011, BNY Mellon increased its quarterly cash dividend to $0.13 per common share. Any increase in BNY Mellon’s ongoing quarterly dividends would require approval from the Federal Reserve. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in Note 20 of the Notes to Consolidated Financial Statements.

In 2011 and 2010, the Parent’s average commercial paper borrowings were $98 million and $18 million, respectively. The Parent had cash of $4.6 billion at Dec. 31, 2011, compared with $3.2 billion at Dec. 31, 2010. The Parent issues commercial paper, on an overnight basis, to certain custody clients with excess demand deposit balances. Overnight commercial paper outstanding issued by the Parent was $10 million at both Dec. 31, 2011 and 2010. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2011, increased by $1.3 billion compared with Dec. 31, 2010, reflecting the issuance of long-term debt.

The Parent’s major uses of funds are payment of dividends, principal and interest payments on its borrowings, acquisitions, and additional investments in its subsidiaries.

In 2011, we repurchased 34.8 million common shares in the open market at an average price of $24.00 per share for a total of $835 million.

The Parent’s reliance on short-term unsecured funding sources such as commercial paper, federal funds and Eurodollars purchased, certificates of deposit, time deposits and bank notes is limited. The Parent’s liquidity target is to have sufficient cash on hand to meet its obligations over the next 18 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2011, the Parent met its liquidity target.

In October 2011, our $226 million credit agreement with 10 financial institutions matured. We did not renew this credit agreement. We are satisfied that our other sources of liquidity are sufficient to meet our liquidity needs.

In addition to our other funding sources, we also have the ability to access the capital markets. In June 2010, we filed shelf registration statements on Form S-3 with the SEC covering the issuance of certain securities, including an unlimited amount of debt, common stock, preferred stock and trust preferred securities, as well as common stock issued under the Direct Stock Purchase and Dividend Reinvestment Plans. These registration statements will expire in June 2013, at which time we plan to file new shelf registration statements.

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which, as of Dec. 31, 2011, were as follows:

Debt ratings at Dec. 31, 2011		Standard & Poor’s	Fitch		DBRS
Moody’s
Parent:
Long-term senior debt	Aa2	A+	AA-		AA (low)
Subordinated debt	Aa3	A	A+		A (high)
Trust-preferred securities	A1	BBB	A		A (high)
Short-term	P1	A-1	F1+		R-1 (middle)

The Bank of New York Mellon:
Long-term senior debt	Aaa	AA-	AA-		AA
Long-term deposits	Aaa	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aaa	AA-	AA-	(a)	AA
Long-term deposits	Aaa	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

Outlook:	Ratings under review	Negative	Stable		Stable
(a)	Represents senior debt issuer default rating.

BNY Mellon     49

Results of Operations (continued)

In April 2010, Moody’s announced that regulatory changes in the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) could result in lower debt and deposit ratings for U.S. banks and other financial institutions whose ratings currently benefit from assumed government support. Currently, the ratings for the Parent benefit from one notch of “lift” and The Bank of New York Mellon and BNY Mellon, N.A. benefit from two notches of “lift” as a result of the rating agency’s government support assumptions. Moody’s continues to evaluate whether to reduce its support assumptions to below pre-financial crisis levels for banks that currently benefit from ratings uplift. In this context, in June 2011, Moody’s rating outlook on the Parent and its rated subsidiaries deposits, senior debt, and senior subordinated debt changed to negative from stable. On Aug. 3, 2011, Moody’s reiterated its negative outlook on the Parent and its rated subsidiaries to match Moody’s negative outlook on the U.S. Government, and also due to its opinion that U.S. Government support to systemically important banks could decline, over time, as the Dodd-Frank Act and other banking system changes are implemented.

In December 2011, Moody’s placed the long-term ratings of the Parent and its rated subsidiaries on review for potential downgrade. Moody’s indicated that it would review BNY Mellon’s risk profile, capital plans and earnings prospects in light of an operating environment characterized by lower interest rates, greater capital markets volatility and heightened litigation risks. Moody’s indicated that it did not expect to change its systemic support assumptions during its current review. All short-term ratings for BNY Mellon were affirmed at Prime-1 and are unaffected by this action.

In November 2011, S&P revised its ratings methodology for banks (the Banking Industry Country Risk Assessment). In that context, on Nov. 29, 2011, S&P lowered the debt ratings of the Parent and its rated subsidiaries by one notch. S&P also revised its rating outlook on the Parent and its rated subsidiaries to negative from stable, reflecting S&P’s outlook on the U.S. government rating and its assumption that our ratings enjoy one notch of “uplift” from assumed government support.

In January 2012, Standard & Poor’s, Fitch and DBRS reaffirmed all of our debt ratings.

Long-term debt increased to $19.9 billion at Dec. 31, 2011 from $16.5 billion at Dec. 31, 2010, primarily due to the issuance of $5.1 billion of senior medium-term notes, summarized in the following table, partially offset by $1.3 billion of senior and subordinated debt that matured in 2011 and $596 million of retail medium-term notes that were called in 2011.

Debt issuances
(in millions)	2011
Senior medium-term notes:
3-month LIBOR + 27 bps senior medium term notes due 2014	$600
3-month LIBOR + 28 bps senior medium term notes due 2014	350
3-month LIBOR + 85 bps senior medium term notes due 2014	250
1.5% senior medium-term notes due 2014	350
1.7% senior medium-term notes due 2014	500
2.3% senior medium-term notes due 2016	1,000
2.4% senior medium-term notes due 2017	500
3.55% senior medium-term notes due 2021	1,000
4.15% senior medium-term notes due 2021	500
Total debt issuances	$5,050

In February 2012, we issued $750 million of senior notes maturing in 2015 at an annual interest rate of 1.20% and $500 million of senior notes maturing in 2021 at an annual interest rate of 3.55%.

The Parent has $3.45 billion of long-term debt that will mature in 2012 and has the option to call $142 million of subordinated debt in 2012, which it may call and refinance if market conditions are favorable.

We have $1.35 billion of trust preferred securities that are freely callable in 2012. These securities qualify as Tier 1 capital. Any decision to call these securities will be based on interest rates, the availability of cash and capital, and regulatory conditions, as well as the implementation of the Dodd-Frank Act, which disqualifies these trust preferred securities from the Tier 1 capital of large bank holding companies, including BNY Mellon, over a three-year period beginning Jan. 1, 2013.

The double leverage ratio is the ratio of investment in subsidiaries divided by our consolidated equity plus trust preferred securities. Our double leverage ratio was 107.3% at Dec. 31, 2011 and 100.7% at Dec. 31, 2010. The increase in the ratio primarily reflects a capital contribution to The Bank of New York Mellon due to the increased size of its balance sheet. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

50     BNY Mellon

Results of Operations (continued)

Pershing LLC, an indirect subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. The committed line of credit of $1.085 billion extended by 19 financial institutions matures in March 2012. Average daily borrowings against these lines was $63 million in 2011. Additionally, Pershing has another committed line of credit for $125 million extended by one financial institution that matures in September 2012. The average borrowing against this line of credit was $1 million during 2011. Pershing LLC has nine separate uncommitted lines of credit amounting to $1.6 billion in aggregate. Average daily borrowing under these lines was $542 million, in aggregate, during 2011.

The committed line of credit maintained by Pershing LLC requires the Parent to maintain:

•	shareholders’ equity of $10 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5; and
•	a double leverage ratio less than 130%.

We are currently in compliance with these covenants.

Pershing Limited, an indirect U.K.-based subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes, which are guaranteed by the Parent. The committed line of credit of $233 million extended by five financial institutions matures in March 2012. There were no borrowings under these lines during 2011. Pershing Limited has two separate uncommitted lines of credit amounting to $250 million in aggregate and an overdraft facility of $250 million. Average daily borrowing under these lines was $37 million, in aggregate, during 2011.

The committed line of credit maintained by Pershing Limited requires the Parent to maintain:

•	shareholders’ equity of $5 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5; and
•	a double leverage ratio of less than 130%.

We are currently in compliance with these covenants.

Statement of cash flows

Cash provided by operating activities was $2.2 billion in 2011 compared to $4.1 billion in 2010 and $3.8 billion in 2009. In 2011 and 2010, the cash flows from operations were principally the result of earnings. In 2009, earnings, excluding the non-cash impact of investment securities losses, depreciation and amortization and accruals and other balances, partially offset by deferred tax benefits and changes in trading activities, were a significant source of funds.

In 2011, cash used for investing activities was $80.2 billion compared to $14.9 billion in 2010 and cash provided by investing activities of $23.1 million in 2009. In 2011, increases in interest-bearing deposits with the Federal Reserve and other central banks, and the purchases of securities, partially offset by a decrease in interest-bearing deposits with banks and sales, paydowns and maturities of securities, were significant uses of funds. In 2010, purchases of securities available-for-sale, an increase in interest-bearing deposits with the Federal Reserve and other central banks, and the Acquisitions were a significant use of funds. In 2009, interest-bearing deposits with the Federal Reserve and other central banks was a significant source of funds, partially offset by purchases of securities available for sale.

Cash provided by financing activities was $78.8 billion in 2011 and $10.8 billion in 2010, compared with $28.0 billion in 2009 used for financing activities. In 2011, changes in deposits and payables to customers and broker dealers and proceeds from the issuance of long-term debt were significant sources of funds. In 2010, change in deposits, federal funds purchased and securities sold under repurchase agreements, other funds borrowed and the proceeds from issuances of long-term debt were significant sources of funds, partially offset by repayments of long-term debt. In 2009, change in deposits, other borrowed funds and the repurchase of the Series B preferred stock and the warrant were significant uses of funds, partially offset by proceeds from the issuance of long term debt and common stock, and the change in federal funds purchased and securities sold under repurchase agreements.

BNY Mellon     51

Results of Operations (continued)

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors.

Contractual obligations at Dec. 31, 2011		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$33,959	$33,959	$-	$-	$-
Term deposits	89,800	89,770	23	3	4
Federal funds purchased and securities sold under repurchase agreements	6,267	6,267	-	-	-
Payables to customers and broker-dealers	12,671	12,671	-	-	-
Other borrowed funds (a)	2,184	2,184	-	-	-
Long-term debt (b)	24,396	4,294	7,116	4,396	8,590
Unfunded pension and post retirement benefits	431	44	82	96	209
Capital leases	81	36	43	2	-
Total contractual obligations	$169,789	$149,225	$7,264	$4,497	$8,803
(a)	Including commercial paper.
(b)	including interest.

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2011		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications	$268,812	$268,812	$-	$-	$-
Lending-related commitments	28,406	9,910	6,521	11,773	202
Standby letters of credit	6,707	2,238	3,492	829	148
Operating leases	2,065	318	555	394	798
Commercial letters of credit	437	437	-	-	-
Investment commitments (a)	165	21	-	1	143
Purchase obligations (b)	1,304	631	539	91	43
Support agreements	63	-	63	-	-
Total commitments	$307,959	$282,367	$11,170	$13,088	$1,334
(a)	Includes private equity and Community Reinvestment Act commitments.
(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

In addition to the amounts shown in the table above, at Dec. 31, 2011, $250 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $59 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

See “Liquidity and dividends” and Note 24 of the Notes to Consolidated Financial Statements for a further discussion of the source of funds for our commitments and obligations and known material trends in our capital resources.

Off-balance sheet arrangements

Off-balance sheet arrangements discussed in this section are limited to guarantees, retained or contingent interests, support agreements, and obligations arising out of unconsolidated variable interest entities. For BNY Mellon, these items include certain credit guarantees and securitizations. Guarantees include: lending-related guarantees issued as part of our corporate banking business; securities lending indemnifications issued as part of our servicing and fiduciary businesses; and support agreements issued to customers in our Investment Services and Investment Management businesses. See Note 24 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

52     BNY Mellon

Results of Operations (continued)

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	2011	2010
At period end:
BNY Mellon shareholders’ equity to total assets ratio	10.3%	13.1%
Total BNY Mellon shareholders’ equity	$33,417	$32,354
Tangible BNY Mellon shareholders’ equity – Non-GAAP (a)	$12,787	$11,057
Book value per common share	$27.62	$26.06
Tangible book value per common share – Non-GAAP (a)	$10.57	$8.91
Closing common stock price per share	$19.91	$30.20
Market capitalization	$24,085	$37,494
Common shares outstanding	1,209,675	1,241,530

Full-year:
Average common equity to average assets	11.5%	13.1%
Cash dividends per common share	$0.48	$0.36
Dividend payout ratio	24%	18%
Dividend yield	2.4%	1.2%
(a)	See “Supplemental Information” beginning on page 66 for a reconciliation of GAAP to non-GAAP.

Total The Bank of New York Mellon Corporation shareholders’ equity increased compared with Dec. 31, 2010. The increase primarily reflects earnings retention and an unrealized gain in the investment securities portfolio resulting from a decline in interest rates, partially offset by share repurchases.

During 2011, we repurchased 34.8 million shares in the open market, at an average price of $24.00 per share for a total of $835 million. Our capital plan for 2011 authorized the repurchase of up to $1.3 billion worth of common shares. In 2012, we continued to repurchase shares under the 2011 capital plan. Through Feb. 27, 2012, we repurchased

17.3 million shares in the open market, at an average price of $21.53 per share for a total of $371 million.

The unrealized net of tax gain on our available-for-sale investment securities portfolio recorded in accumulated other comprehensive income was $417 million at Dec. 31, 2011 compared with $151 million at Dec. 31, 2010. The improvement in the valuation of the investment securities portfolio was driven by improved valuations of agency RMBS and U.S. Treasury securities, partially offset by declines in valuations of certain non-agency residential mortgage-backed securities.

In March 2011, the board of directors authorized a 44% increase in the quarterly common stock dividend to $0.13 per common share.

In January 2012, we declared a quarterly common stock dividend of $0.13 per common share. This cash dividend was paid on Feb. 7, 2012, to shareholders of record as of the close of business on Jan. 30, 2012.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as well capitalized.

As of Dec. 31, 2011 and 2010, BNY Mellon and our bank subsidiaries were considered well capitalized on the basis of the Basel I Total and Tier 1 capital to risk-weighted assets ratios and the leverage ratio (Basel I Tier 1 capital to quarterly average assets as defined for regulatory purposes).

BNY Mellon     53

Results of Operations (continued)

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios	Well capitalized	Adequately capitalized	Dec. 31,
			2011	2010
Consolidated capital ratios:
Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a)(b)	N/A	N/A	7.1%	N/A
Tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio – Non-GAAP (b)	N/A	N/A	6.4	5.8%

Determined under Basel I-based guidelines:
Tier 1 common equity to risk-weighted assets ratio – Non-GAAP (b)	N/A	N/A	13.4%	11.8%
Tier 1 capital	6%	N/A	15.0	13.4
Total capital	10	N/A	17.0	16.3
Leverage – guideline	5	N/A	5.2	5.8

The Bank of New York Mellon capital ratios:
Tier 1 capital	6%	4%	14.3%	11.4%
Total capital	10	8	17.7	15.3
Leverage	5	3	5.3	5.3
(a)	Our estimated Basel III Tier 1 common equity ratio (Non-GAAP) reflects our current interpretation of the Basel III rules. Our estimated Basel III Tier 1 common equity ratio could change in the future as the U.S. regulatory agencies implement Basel III or if our businesses change.
(b)	See “Supplemental Information” beginning on page 66 for a calculation of this ratio.

N/A – Not applicable at the consolidated company level. Well capitalized and adequately capitalized have not been defined for Basel III.

At Dec. 31, 2011, our estimated Basel III Tier 1 common equity ratio was 7.1%, an improvement of more than 100 basis points from March 31, 2011. The improvement was driven by earnings retention and the reduction of goodwill and intangible assets related to the sale of Shareowner Services and paydowns on sub-investment grade securities, partially offset by share repurchases.

If a financial holding company such as BNY Mellon fails to qualify as “well capitalized”, it may lose its status as a financial holding company, which may restrict its ability to undertake or continue certain activities or make acquisitions that are not generally permissible for bank holding companies without financial holding company status. Failure by one of our U.S. bank subsidiaries to maintain a well capitalized status could lead to an increase in its FDIC assessment.

If a bank holding company such as BNY Mellon or bank such as The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed. At Dec. 31, 2011, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the “well capitalized” guidelines are as follows.

Capital above guidelines at Dec. 31, 2011 (in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$9,254	$7,241
Total capital	7,208	6,708
Leverage	565	618

In 2011, average non-interest bearing client deposits increased 65% primarily related to the events in Europe and the U.S. The additional deposits, which increased the balance sheet, required the Parent to make a capital contribution to The Bank of New York Mellon in order for The Bank of New York Mellon to maintain its leverage ratio above well capitalized guidelines in 2011. The leverage ratio of The Bank of New York Mellon was 5.3% at both Dec. 31, 2011 and Dec. 31, 2010.

The Basel I Tier 1 capital ratio varies depending on the size of the balance sheet at quarter-end and the level and types of investments. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole is higher. In addition, when markets experience significant volatility, our balance sheet size may increase considerably as client deposit levels increase.

54     BNY Mellon

Results of Operations (continued)

In 2011, we generated $2.8 billion of gross Basel I Tier 1 common equity primarily driven by earnings retention.

Basel I Tier 1 common equity generation
	Dec. 31,
(in millions)	2011	2010
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,516	$2,518
Add: Amortization of intangible assets, net of tax	269	264
Gross Basel I Tier 1 common equity generated	2,785	2,782
Less capital deployed:
Dividends	593	441
Common stock repurchases	835	-
Goodwill and intangible assets related to acquisitions/dispositions	(213)	2,343
Total capital deployed	1,215	2,784
Add: Other	241	726
Net Basel I Tier 1 common equity generated	$1,811	$724

Our Basel I Tier 1 capital ratio was 15.0% at Dec. 31, 2011, compared with 13.4% at Dec. 31, 2010. The increase in the Basel I Tier 1 capital ratio compared with Dec. 31, 2010, primarily reflects earnings retention and a reduction in goodwill and intangible assets resulting from the sale of the Shareowner Services business. At Dec. 31, 2011, our total assets were $325.3 billion compared with $247.3 billion at Dec. 31, 2010. The increase in assets did not impact our risk-weighted assets as the increase was primarily in lower risk-weighted government investments and deposits with the Federal Reserve and other central banks. Our Basel I Tier 1 leverage ratio was 5.2% at Dec. 31, 2011, compared with 5.8% at Dec. 31, 2010. The decrease reflects higher average assets driven by higher client deposits.

The following table shows the impact of a $1 billion increase or decrease in risk-weighted assets or a $100 million increase or decrease in common equity on the consolidated capital ratios at Dec. 31, 2011.

Potential impact to capital ratios as of Dec. 31, 2011
	Increase or decrease of
(basis points)	$100 million in common equity	$1 billion in risk- weighted assets/ quarterly average assets (a)
Basel I:
Tier 1 capital	10 bps	15	bps
Total capital	10	17
Leverage	3	2

Basel III:
Estimated Tier 1 common equity ratio	6 bps	4	bps
(a)	Quarterly average assets determined under Basel I regulatory guidelines.

Our tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio was 6.4% at Dec. 31, 2011, up from 5.8% at Dec. 31, 2010. The increase compared with the prior year primarily reflects earnings retention and a reduction in goodwill and intangible assets as a result of the sale of Shareowner Services.

At Dec. 31, 2011, we had $1.7 billion of trust preferred securities outstanding, all of which qualifies as Tier 1 capital. On June 20, 2012, the “stock purchase date,” as defined in the prospectus supplement for the trust preferred securities of Mellon Capital IV, the sole assets of the trust will become shares of a series of our non-cumulative perpetual preferred stock.

BNY Mellon     55

Results of Operations (continued)

The following tables present the components of our Basel I Tier 1 and Total risk-based capital as well as the Basel I risk-weighted assets at Dec. 31, 2011 and 2010.

Components of Basel I Tier 1 and total risk-based capital (a)	Dec. 31,
(in millions)	2011	2010 (b)
Tier 1 capital:
Common shareholders’ equity	$33,417	$32,354
Trust preferred securities	1,659	1,676
Adjustments for:
Goodwill and other intangibles (c)	(20,630)	(21,297)
Pensions/cash flow hedges	1,426	1,053
Securities valuation allowance	(450)	(170)
Merchant banking investments	(33)	(19)
Total Tier 1 capital	15,389	13,597
Tier 2 capital:
Qualifying unrealized gains on equity securities	2	5
Qualifying subordinated debt	1,545	2,381
Qualifying allowance for credit losses	497	571
Total Tier 2 capital	2,044	2,957
Total risk-based capital	$17,433	$16,554
(a)	On a regulatory basis as determined under Basel 1 guidelines.
(b)	Includes discontinued operations.
(c)	Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,459 million at Dec. 31, 2011 and $1,625 million at Dec. 31, 2010 and deferred tax liabilities associated with tax deductible goodwill of $967 million at Dec. 31, 2011 and $816 million at Dec. 31, 2010.

Components of Basel I risk-weighted assets (a)	2011		2010 (b)
(in millions)	Balance sheet/ notional amount	Risk- weighted assets	Balance sheet/ notional amount	Risk- weighted assets
Assets:
Cash, due from banks and interest-bearing deposits in banks	$130,739	$8,144	$72,424	$10,718
Securities	81,988	18,084	66,307	18,230
Trading assets	7,861	-	6,276	-
Fed funds sold and securities purchased under resale agreements	4,510	152	5,169	304
Loans	43,979	26,028	37,808	24,368
Allowance for loan losses	(394)	-	(498)	-
Other assets	56,583	24,294	59,773	21,127
Total assets	$325,266	$76,702	$247,259	$74,747
Off-balance sheet exposure:
Commitments to extend credit	$28,763	$10,733	$29,845	$10,946
Securities lending	270,346	176	279,931	101
Standby letters of credit and other guarantees	8,372	7,715	10,696	9,341
Derivative instruments	1,395,522	4,473	1,438,995	4,678
Total off-balance sheet exposure	$1,703,003	$23,097	$1,759,467	$25,066
Market risk equivalent assets		2,456		1,594
Total risk-weighted assets		$102,255		$101,407
Average assets for leverage capital purposes		$296,484		$235,905
(a)	On a regulatory basis as determined under Basel 1 guidelines.
(b)	Includes discontinued operations.

56     BNY Mellon

Results of Operations (continued)

The following table presents the calculation of our estimated Basel III Tier 1 common equity ratio.

Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a) (dollars in millions)	Dec. 31, 2011
Total Tier 1 capital – Basel I	$15,389
Less: Trust preferred securities	1,659
Adjustments related to AFS securities and pension liabilities included in AOCI (b)	944
Adjustments related to equity method investments (b)	555
Net pension fund assets (b)	90
Other	(3)
Total estimated Basel III Tier 1 common equity	$12,144
Total risk-weighted assets – Basel I	$102,255
Add: Adjustments (c)	67,813
Total estimated Basel III risk-weighted assets	$170,068
Estimated Basel III Tier 1 common equity ratio – (Non-GAAP)	7.1%
(a)	Our estimated Basel III Tier 1 common equity ratio (Non-GAAP) reflects our current interpretation of the Basel III rules. Our estimated Basel III Tier 1 common equity ratio could change in the future as the U.S. regulatory agencies implement Basel III or if our businesses change.
(b)	Basel III does not add back to capital the adjustment to other comprehensive income that Basel I and Basel II make for pension liabilities and available-for-sale securities. Also, under Basel III, pension assets recorded on the balance sheet and adjustments related to equity method investments are a deduction from capital.
(c)	Primary differences between Basel I and Basel III include: the determination of credit risk under Basel I uses predetermined risk weights and asset classes, while under Basel III includes borrower credit ratings and internal risk models; the treatment of securitizations that fall below investment grade receive a significantly higher risk weighting under Basel III than Basel I; also, Basel III includes additional adjustments for operational risk, market risk, counter party credit risk and equity exposures.

Stock repurchase program

Share repurchases during fourth quarter 2011					Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under plans or programs
(common shares in thousands)	Total shares repurchased		Average price per share	Total shares repurchased as part of a publicly announced plan
October 2011	12		$18.65	-	15,521
November 2011	2,565		19.98	2,500	13,021
December 2011	1,057		18.99	1,000	12,021
Fourth quarter 2011	3,634	(a)	$19.69	3,500	12,021
(a)	Includes 134,000 shares that were repurchased at a purchase price of $3 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock.

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. On March 22, 2011, the Board of Directors of BNY Mellon authorized the repurchase of up to an additional 13 million shares of common stock. At Dec. 31, 2011, 12 million common shares were available for repurchase under the program. On Feb. 14, 2012, in order to continue with share repurchases under our 2011 capital plan, the Board of Directors authorized the repurchase of an additional 12 million shares of common stock, provided that the aggregate shares repurchased are within the $1.3 billion 2011 capital plan. There is no expiration date on the share repurchase authorizations.

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

BNY Mellon     57

Results of Operations (continued)

activities. Policy formulation and day-to-day oversight of the Risk Management Framework is delegated to the Chief Risk Officer, who, together with the Chief Auditor and Chief Compliance Officer, helps ensure an effective risk management governance structure. The roles and responsibilities of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Audit Committee is also comprised entirely of independent directors, all of whom are financially literate within the meaning of the NYSE listing standards, and two of whom have been determined to be audit committee financial experts as set out in the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to have accounting or related financial management expertise within the meaning of the NYSE listing standards, and who have banking and financial management expertise within the meaning of the FDIC rules. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our registered public accountant and internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

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

Risk appetite statement

BNY Mellon defines risk appetite as the level of risk it is normally willing to accept while pursuing the interests of our major stakeholders, including our clients, shareholders, employees and regulators. The Company has adopted the following as its risk appetite statement: “Risk taking is a fundamental characteristic of providing financial services and arises in every transaction we undertake. Our risk appetite is driven by the fact that we are a leading manager and servicer of global financial assets and play a major role in the global marketplace. As a result, we are committed to maintaining a strong balance sheet throughout market cycles and to delivering operational excellence to meet the expectations of our major stakeholders, including our clients, shareholders, employees and regulators. The balance sheet will be characterized by strong liquidity, superior asset quality, ready access to external funding sources at competitive rates and a strong capital structure, that supports our risk taking activities and is adequate to absorb potential losses. These characteristics support our goal of having superior debt ratings among our peers. To that end, the company’s Risk Management Framework has been designed to:

•	ensure that appropriate risk tolerances (“limits”) are in place to govern our risk taking activities across all businesses and risk types;
•	ensure that our risk appetite principles permeate the company’s culture and are incorporated into our strategic decision-making processes;
•	ensure rigorous monitoring and reporting of key risk metrics to senior management and the board of directors; and
•	ensure that there is an on-going, and forward-looking, capital planning process to support our risk taking activities.”

Primary risk types

The understanding, identification and management of risk are essential elements for the successful management of BNY Mellon. Our primary risk categories are:

Type of risk	Description
Operational	The risk of loss resulting from inadequate or failed internal processes, human factors and systems, breaches of technology and information systems, or from external events.
Market	The risk of loss due to adverse changes in the financial markets. Market risk arises from derivative financial instruments, such as futures, forwards, swaps and options, and other financial instruments, including loans, securities, deposits, and other borrowings. Our market risks are primarily interest rate and foreign exchange risk, equity risk and credit risk.
Credit	The possible loss we would suffer if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk arises primarily from lending, trading, and securities servicing activities.

58     BNY Mellon

Results of Operations (continued)

Operational risk

Overview

In providing a comprehensive array of products and services, we may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside BNY Mellon or business interruption due to system failures or other events. Operational risk may also include breaches of our technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation.

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

Operational risk management

We have established operational risk management as an independent risk discipline. The Operational Risk Management (“ORM”) Group and Information Risk Management (“IRM”) Group reports to the Chief Risk Officer. The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

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

•

IRM Group – The IRM Group is responsible for developing policies and tools for identifying, assessing, measuring and monitoring information and technology risk for BNY Mellon. The IRM Group partners with the businesses to focus on three primary areas: access, information protection, and technology controls. The primary objectives of the IRM Group are to help maintain and protect the confidentiality, integrity, and availability of the firm’s information and technology assets from internal and external threats such as cyber attacks.

Market risk

In addition to the Risk Committee and SRMC, oversight of market risk is performed by certain committees and through executive review meetings. Detailed reviews of derivative trading positions and of all model validations/stress tests results are conducted during the Global Markets Weekly Risk Review. Senior managers from Risk Management, Finance and Sales and Trading attend the review.

Business Risk meetings for the Global Markets and Capital Markets businesses also provide a forum for market risk oversight. The goal of Business Risk meetings, which are held at least quarterly, is to review key risk and control issues and related initiatives facing all lines of business including Global Markets and Capital Markets. The following activities are also addressed during Business Risks meetings:

•	Reporting of all new Monitoring Limits and changes to existing limits;

BNY Mellon     59

Results of Operations (continued)

•	Monitoring of trading exposures, VaR, market sensitivities and stress testing results; and
•	Reporting results of all model validations.

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

Credit risk is intrinsic to much of the banking business. However, BNY Mellon seeks to limit both on- and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements, credit derivatives, and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review group, which is part of Internal Audit, made up of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

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

60     BNY Mellon

Results of Operations (continued)

disseminate information about compliance-related matters throughout BNY Mellon. The Chief Compliance and Ethics Officer reports to the Chief Risk Officer, is a member of key committees of BNY Mellon and provides regular updates to the Audit and Risk Committees of the Board of Directors.

Internal audit

Internal Audit is an independent, objective assurance function that reports directly to the Audit Committee of the Company’s Board of Directors. It assists the Company in accomplishing its objectives by bringing a systematic, disciplined, risk-based approach to evaluate and improve the effectiveness of the Company’s risk management, control, and governance processes. The scope of Internal Audit’s work includes the review and evaluation of the adequacy, effectiveness, and sustainability of risk management procedures, internal control systems, information systems and governance processes.

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

Stress Testing

It is the policy of the company to perform Enterprise-Wide Stress Testing at regular intervals as part of its Internal Capital Adequacy Assessment Process (“ICAAP”). Additionally, the company performs or will perform an analysis of capital adequacy in a stressed environment in its Enterprise-wide Stress Test Framework, as required by the enhanced prudential standards issued pursuant to the Dodd-Frank Act, and as part of the annual Comprehensive Capital Analysis and Review (“CCAR”) process.

Enterprise-Wide Stress Testing performs analysis across the company’s Lines of Business, products, geographic areas, and risk types incorporating the results from the different underlying models and projections given a certain stress-test scenario. It is an important component of assessing the adequacy of capital (as in the ICAAP) as well as identifying any high risk touch points in business activities. Furthermore, by integrating enterprise-wide stress testing into the company’s capital planning process, the results provide a forward-looking evaluation of the ability to complete planned capital actions in a more-adverse-than-anticipated economic environment.

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers and facilitating customer trades. Positions managed for our own account are immaterial to our foreign exchange and other trading revenue and to our overall results of operations. The risk from market-making activities for customers is managed by our traders and limited in total exposure through a system of position limits, a value-at-risk (“VaR”) methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. See Note 25 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.

BNY Mellon     61

Results of Operations (continued)

The following tables indicate the calculated VaR amounts for the trading portfolio for the years ended Dec. 31, 2011 and 2010.

VaR (a)	2011
(in millions)	Average	Minimum	Maximum	Dec. 31
Interest rate	$7.9	$3.0	$15.7	$12.1
Foreign exchange	2.8	0.4	5.9	1.9
Equity	3.2	1.8	6.1	3.1
Credit	0.1	-	0.3	-
Diversification	(4.8)	N/M	N/M	(5.8)
Overall portfolio	9.2	4.1	18.2	11.3

VaR (a)	2010
(in millions)	Average	Minimum	Maximum	Dec. 31
Interest rate	$5.9	$1.2	$10.9	$4.3
Foreign exchange	2.7	0.7	5.0	0.7
Equity	3.6	1.3	7.6	2.1
Credit	0.6	0.2	1.3	0.2
Diversification	(5.3)	N/M	N/M	(3.4)
Overall portfolio	7.5	3.5	11.4	3.9
(a)	VAR figures do not reflect the impact of CVA guidance in ASC 820. This is consistent with the Regulatory treatment. VAR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.
N/M	- Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

During 2011, interest rate risk generated 56% of average VaR, equity risk generated 23% of average VaR, foreign exchange risk accounted for 20% of average VaR and credit risk generated 1% of average VaR. During 2011, our daily trading loss did not exceed our calculated VaR amount of the overall portfolio on any given day.

BNY Mellon monitors a volatility index of global currency using a basket of 30 major currencies. In 2011, the volatility of this index decreased approximately 5 basis points from 2010.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past year.

Distribution of trading revenues (losses) (a)

	Quarter ended
(dollar amounts in millions)	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
Revenue range:	Number of days
Less than $(2.5)	-	1	-	-	-
$(2.5) - $0	4	2	1	2	1
$0 - $2.5	17	21	20	21	19
$2.5 - $5.0	26	29	31	26	33
More than $5.0	16	9	12	15	8
(a)	Distribution of trading revenues (losses) does not reflect the impact of the CVA and corresponding hedge.

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

At Dec. 31, 2011, our over-the-counter (“OTC”) derivative assets of $7.0 billion included a CVA deduction of $182 million, including $8 million related to the credit quality of certain CDO counterparties and Lehman. Our OTC derivative liabilities of $7.4 billion included a debit valuation adjustment (“DVA”) of $46 million related to our own credit spread. Net of hedges, the CVA increased $11

62     BNY Mellon

Results of Operations (continued)

million and the DVA was unchanged in 2011. The net impact of these adjustments decreased foreign exchange and other trading revenue by $11 million in 2011. In 2011, we charged-off a $15 million realized loss against the CVA reserves.

At Dec. 31, 2010, our OTC derivative assets of $4.3 billion included a CVA deduction of $78 million, including $27 million related to the declining credit quality of CDO counterparties and Lehman. Our OTC derivative liabilities of $5.3 billion included a DVA of $30 million related to our own credit spread. In 2010, we charged-off a $39 million realized loss against the CVA reserves. Excluding the charge-off, the CVA, net of hedges, decreased foreign exchange and other trading revenue $5 million in 2010.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure. This information indicates the degree of risk to which we are exposed and significant changes in ratings classifications for which our foreign exchange and other trading activity could result in increased risk for us.

Foreign exchange and other trading counterparty risk rating profile (a)
	Quarter ended
	Dec. 31, 2010	March 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011
Rating:
AAA to AA-	52%	51%	51%	48%	47%
A+ to A-	18	18	17	19	21
BBB+ to BBB-	21	21	21	23	24
Noninvestment grade (BB+ and lower)	9	10	11	10	8
Total	100%	100%	100%	100%	100%
(a)	Represents credit rating agency equivalent of internal credit ratings.

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

These scenarios do not reflect strategies that management could employ to limit the impact as interest rate expectations change. The table below relies on certain critical assumptions regarding the balance sheet and depositors’ behavior related to interest rate fluctuations and the prepayment and extension risk in certain of our assets. To the extent that actual behavior is different from that assumed in the models, there could be a change in interest rate sensitivity.

We evaluate the effect on earnings by running various interest rate ramp scenarios from a baseline scenario. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period.

The following table shows net interest revenue sensitivity for BNY Mellon:

Estimated changes in net interest revenue at Dec. 31, 2011 (dollar amounts in millions)
up 200 bps vs. baseline	$693
up 100 bps vs. baseline	454
Long-term up 50 bps, short-term unchanged (a)	93
Long-term down 50 bps, short-term unchanged (a)	(76)
(a)	Long-term is equal to or greater than one year.

BNY Mellon     63

Results of Operations (continued)

The baseline scenario’s Fed Funds rate in the Dec. 31, 2011 analysis was 0.25%. The 100 basis point ramp scenario assumes short-term rates change 25 basis points in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter change. At Dec. 31, 2011, the up 200 basis point and the up 100 basis point scenarios assume 10-year rates rising 187 and 87 basis points, respectively.

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

Estimated changes in EVE at Dec. 31, 2011
Rate change:
up 200 bps vs. baseline	1.2%
up 100 bps vs. baseline	0.9

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

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2011, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in the TCE ratio at Dec. 31, 2011 (in basis points)
up 200 bps vs. baseline	(110)
up 100 bps vs. baseline	(52)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2011, net investments in foreign operations totaled approximately $10 billion and were spread across 13 foreign currencies.

Business continuity

We are prepared for events that could damage our physical facilities, cause delay or disruptions to operational functions, including telecommunications networks, or impair our employees, clients, vendors and counterparties. Key elements of our business continuity strategies are extensive planning and testing, and diversity of business operations, data centers and telecommunications infrastructure.

We have established multiple geographically diverse locations for our funds transfer and broker-dealer services operational units, which provide redundant functionality to facilitate uninterrupted operations.

Our securities clearing, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 14,400 employees on a global basis of which over 8,200 are proprietary.

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

64     BNY Mellon

Results of Operations (continued)

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

Due to BNY Mellon’s robust business recovery systems and processes, we are not materially impacted by climate change, nor do we expect material impacts in the near term. We have, and will continue to, implement processes and capital projects to deal with the risks of the changing climate. The company has invested in the development of products and services that support the markets related to climate change.

BNY Mellon     65

Supplemental Information (unaudited)

Explanation of Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures based upon tangible common shareholders’ equity. BNY Mellon believes that the ratio of Tier 1 common equity to risk-weighted assets and the ratio of tangible common shareholders’ equity to tangible assets of operations are measures of capital strength that provide additional useful information to investors, supplementing the Tier 1 and Total capital ratios which are utilized by regulatory authorities. The ratio of Tier 1 common equity to risk-weighted assets excludes trust preferred securities, which will be phased out as Tier 1 regulatory capital beginning in 2013. Unlike the Tier 1 and Total capital ratios, the tangible common shareholders’ equity ratio fully incorporates those changes in investment securities valuations which are reflected in total shareholders’ equity. In addition, this ratio is expressed as a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements, although BNY Mellon in its calculation has excluded certain assets which are given a zero percent risk-weighting for regulatory purposes. Further, BNY Mellon believes that the return on tangible common equity measure, which excludes goodwill and intangible assets net of deferred tax liabilities, is a useful additional measure for investors because it presents a measure of BNY Mellon’s performance in reference to those assets which are productive in generating income. BNY Mellon has presented its estimated Basel III Tier 1 common equity ratio on a basis that is representative of how it currently understands the Basel III rules. Management views the Basel III Tier 1 common equity ratio as a key measure in monitoring BNY Mellon’s capital position. Additionally, the presentation of the Basel III Tier 1 common equity ratio allows investors to compare BNY Mellon’s Basel III Tier 1 common equity ratio with estimates presented by other companies. See “Capital” for a reconciliation of total Tier 1 capital – Basel I to total estimated Basel III Tier 1 common equity and total risk-weighted assets – Basel I to total estimated Basel III risk-weighted assets.

BNY Mellon has provided a measure of tangible book value per share, which it believes provides additional useful information as to the level of such assets in relation to shares of common stock outstanding. BNY Mellon has presented revenue measures, which exclude the effect of net securities gains (losses), SILO/LILO charges and noncontrolling interests related to consolidated investment management funds; expense measures which exclude restructuring charges, support agreement charges, asset-based taxes, M&I expenses, and amortization of intangible assets; and measures which utilize net income excluding tax items such as the benefit of tax settlements and discrete tax benefits related to a tax loss on mortgages. Return on equity measures and operating margin measures which exclude some or all of these items are also presented. BNY Mellon believes that these measures are useful to investors because they permit a focus on period to period comparisons which relate to the ability of BNY Mellon to enhance revenues and limit expenses in circumstances where such matters are within BNY Mellon’s control. The excluded items in general relate to certain ongoing charges as a result of prior transactions or valuation or other charges unrelated to operational initiatives. M&I expenses primarily relate to the 2007 Merger and the Acquisitions in 2010. M&I expenses generally continue for approximately three years after the transaction and can vary on a year-to-year basis depending on the stage of the integration. BNY Mellon believes that the exclusion of M&I expenses provides investors with a focus on BNY Mellon’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased. Future periods will not reflect such M&I expenses, and thus may be more easily compared to our current results if M&I expenses are excluded. With regards to the exclusion of net securities gains (losses), BNY Mellon’s primary businesses are Investment Management and Investment Services. The management of these businesses is evaluated on the basis of the ability of these businesses to generate fee and net interest revenue and to control expenses, and not on the results of BNY Mellon’s investment securities portfolio. The investment securities portfolio is managed within the Other segment. The primary objective of the investment securities portfolio is to generate net interest revenue from the liquidity generated by BNY Mellon’s processing businesses. BNY Mellon does not generally originate or trade the securities in the investment securities portfolio. Restructuring charges relate to our operational efficiency initiatives, migrating positions to global growth centers and the elimination of certain positions. Excluding these charges permits investors to view expense on a basis consistent with how management views the business. Excluding the discrete tax benefits related to a tax loss on mortgages and the benefit of tax settlements permits investors to calculate the tax impact of BNY Mellon’s primary businesses.

BNY Mellon     66

Supplemental Information (unaudited) (continued)

The presentation of income of consolidated investment management funds, net of noncontrolling interests related to the consolidation of certain investment management funds, permits investors to view revenue on a basis consistent with prior periods. BNY Mellon believes that these presentations, as a supplement to GAAP information, gives investors a clearer picture of the results of its primary businesses.

In this Annual Report, certain amounts are presented on an FTE basis. We believe that this presentation provides comparability of amounts arising from both taxable and tax-exempt sources, and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.

Each of these measures as described above is used by management to monitor financial performance, both on a company-wide and business-level basis.

Return on common equity and tangible common equity – continuing operations (dollars in millions)	2011	2010	2009	2008	2007 (a)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss	$2,516	$2,518	$(1,367)	$1,412	$2,219
Less: Net income (loss) from discontinued operations	-	(66)	(270)	14	10
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon	2,516	2,584	(1,097)	1,398	2,209
Add: Amortization of intangible assets, net of tax	269	264	265	292	194
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding amortization of intangible assets – Non-GAAP	2,785	2,848	(832)	1,690	2,403
Less: Net securities gains (losses)	31	17	(3,360)	(983)	(119)
Add: SILO/LILO/tax settlements	-	-	-	410	-
Support agreement charges	N/A	N/A	N/A	533	2
M&I expenses	59	91	144	288	238
Restructuring charges	54	19	94	107	-
Discrete tax benefits and the benefit of tax settlements	-	-	(267)	-	-
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements and amortization of intangible assets – Non-GAAP	$2,867	$2,941	$2,499	$4,011	$2,762

Average common shareholders’ equity	$33,519	$31,100	$27,198	$28,212	$20,234
Less: Average goodwill	18,129	17,029	16,042	16,525	10,739
Average intangible assets	5,498	5,664	5,654	5,896	3,769
Add: Deferred tax liability – tax deductible goodwill	967	816	720	599	495
Deferred tax liability – non-tax deductible intangible assets	1,459	1,625	1,680	1,841	2,006
Average tangible common shareholders’ equity – Non-GAAP	$12,318	$10,848	$7,902	$8,231	$8,227

Return on common equity before extraordinary loss – GAAP	7.5%	8.3%	N/M	5.0%	10.9%
Return on common equity before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements and amortization of intangible assets – Non-GAAP	8.6%	9.5%	9.2%	14.2%	13.6%

Return on tangible common equity before extraordinary loss – Non-GAAP	22.6%	26.3%	N/M	20.5%	29.2%
Return on tangible common equity before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, M&I expenses, restructuring charges, discrete tax benefits and the benefit of tax settlements – Non-GAAP	23.3%	27.1%	31.6%	48.7%	33.6%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.

BNY Mellon     67

Supplemental Information (unaudited) (continued)

Reconciliation of income (loss) from continuing operations before income taxes – pre-tax operating margin (dollars in millions)	2011	2010	2009	2008	2007 (a)
Income (loss) from continuing operations before income taxes – GAAP	$3,617	$3,694	$(2,208)	$1,946	$3,215
Less: Net securities gains (losses)	48	27	(5,369)	(1,628)	(201)
Noncontrolling interests of consolidated investment management funds	50	59	-	-	-
Add: SILO/LILO charges	-	-	-	489	-
Support agreement charges	N/A	N/A	N/A	894	3
M&I expenses	91	139	233	483	404
Restructuring charges	89	28	150	181	-
Asset-based taxes	-	-	20	-	-
Amortization of intangible assets	428	421	426	473	314
Income (loss) from continuing operations before income taxes excluding net securities gains (losses), noncontrolling interests of consolidated investment management funds, SILO/LILO charges, support agreement charges, M&I expenses, restructuring charges, asset-based taxes and amortization of intangible assets – Non-GAAP	$4,127	$4,196	$3,990	$6,094	$4,137

Fee and other revenue – GAAP	$11,546	$10,724	$4,739	$10,714	$9,053
Income of consolidated investment management funds – GAAP	200	226	-	-	-
Net interest revenue – GAAP	2,984	2,925	2,915	2,859	2,245
Total revenue – GAAP	14,730	13,875	7,654	13,573	11,298
Less: Net securities gains (losses)	48	27	(5,369)	(1,628)	(201)
Noncontrolling interests of consolidated investment management funds	50	59	-	-	-
Add: SILO/LILO charges	-	-	-	489	-
Total revenue excluding net securities gains (losses), noncontrolling interests of consolidated investment management funds and SILO/LILO charges – Non-GAAP	$14,632	$13,789	$13,023	$15,690	$11,499

Pre-tax operating margin (b)	25%	27%	N/M	14%	28%
Pre-tax operating margin, excluding net securities gains (losses), noncontrolling interests of consolidated investment management funds, SILO/LILO charges, support agreement charges, M&I expenses, restructuring charges, asset-based taxes and amortization of intangible assets – Non-GAAP (b)	28%	30%	31%	39%	36%
(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Income (loss) before taxes divided by total revenue.

The following table presents income from consolidated investment management funds, net of noncontrolling interests.

Income from consolidated investment management funds, net of noncontrolling interests (dollars in millions)	2011	2010	2009
Income from operations of consolidated investment management funds	$200	$226	$-
Less: Net income attributable to noncontrolling interests of consolidated investment management funds	50	59	-
Income from consolidated investment management funds, net of noncontrolling interests	$150	$167	$-

The following table presents the line items in the Investment Management business impacted by the consolidated investment management funds.

Income from consolidated investment management funds, net of noncontrolling interests (dollars in millions)	2011	2010	2009
Investment management and performance fees	$107	$125	$-
Other (Investment income)	43	42	-
Income from consolidated investment management funds, net of noncontrolling interests	$150	$167	$-

68     BNY Mellon

Supplemental Information (unaudited) (continued)

Equity to assets and book value per common share (dollars in millions unless otherwise noted)	Dec. 31,
	2011	2010	2009	2008	2007
BNY Mellon shareholders’ equity at period end – GAAP	$33,417	$32,354	$28,977	$25,264	$29,403
Less: Goodwill	17,904	18,042	16,249	15,898	16,331
Intangible assets	5,152	5,696	5,588	5,856	6,402
Add: Deferred tax liability – tax deductible goodwill	967	816	720	599	495
Deferred tax liability – non-tax deductible intangible assets	1,459	1,625	1,680	1,841	2,006
Tangible BNY Mellon shareholders’ equity at period end – Non-GAAP	$12,787	$11,057	$9,540	$5,950	$9,171
Total assets at period end – GAAP	$325,266	$247,259	$212,224	$237,512	$197,656
Less: Assets of consolidated investment management funds	11,347	14,766	-	-	-
Subtotal assets of operations – Non-GAAP	313,919	232,493	212,224	237,512	197,656
Less: Goodwill	17,904	18,042	16,249	15,898	16,331
Intangible assets	5,152	5,696	5,588	5,856	6,402
Cash on deposit with the Federal Reserve and other central banks (a)	90,230	18,566	7,375	53,278	80
U.S. Government-backed commercial paper (a)	-	-	-	5,629	-
Tangible total assets at period end – Non-GAAP	$200,633	$190,189	$183,012	$156,851	$174,843

BNY Mellon shareholders’ equity to total assets – GAAP	10.3%	13.1%	13.7%	10.6%	14.9%
Tangible BNY Mellon shareholders’ equity to tangible assets of operations – Non-GAAP	6.4%	5.8%	5.2%	3.8%	5.2%

Period end common shares outstanding (in thousands)	1,209,675	1,241,530	1,207,835	1,148,467	1,145,983

Book value per common share	$27.62	$26.06	$23.99	$22.00	$25.66
Tangible book value per common share – Non-GAAP	$10.57	$8.91	$7.90	$5.18	$8.00
(a)	Assigned a zero percentage risk weighting by the regulators.

Calculation of Basel I Tier 1 common equity to risk-weighted assets ratio (a)
	Dec. 31,
(dollars in millions)	2011	2010	2009	2008	2007
Total Tier 1 capital – Basel I	$15,389	$13,597	$12,883	$15,402	$11,259
Less: Trust preferred securities	1,659	1,676	1,686	1,654	2,030
Series B preferred stock	-	-	-	2,786	-
Total Tier 1 common equity	$13,730	$11,921	$11,197	$10,962	$9,229

Total risk-weighted assets – Basel I	$102,255	$101,407	$106,328	$116,713	$120,866

Basel I Tier 1 common equity to risk-weighted assets ratio	13.4%	11.8%	10.5%	9.4%	7.6%
(a)	Determined under Basel I regulatory guidelines. The periods ended Dec. 31, 2010 and Dec. 31, 2009 include discontinued operations.

BNY Mellon     69

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/Volume analysis (a)	2011 over (under) 2010			2010 over (under) 2009
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$(12)	$64	$52	$9	$(202)	$(193)
Interest-bearing deposits with the Federal Reserve and other central banks	103	(4)	99	8	(2)	6
Other short-term investments – U.S. government-backed commercial paper	-	-	-	(4)	(5)	(9)
Federal funds sold and securities purchased under resale agreements	2	(38)	(36)	17	16	33
Margin loans	51	(10)	41	23	(4)	19
Non-margin loans:
Domestic offices:
Consumer	7	(21)	(14)	4	(35)	(31)
Commercial	15	(55)	(40)	5	(11)	(6)
Foreign offices	3	(6)	(3)	(38)	(61)	(99)
Total non-margin loans	25	(82)	(57)	(29)	(107)	(136)
Securities:
U.S. government obligations	111	4	115	70	(1)	69
U.S. government agency obligations	49	(98)	(49)	143	(61)	82
State and political subdivisions	36	(18)	18	(3)	(3)	(6)
Other securities:
Domestic offices	67	(368)	(301)	(279)	432	153
Foreign offices	34	207	241	72	(147)	(75)
Total other securities	101	(161)	(60)	(207)	285	78
Trading securities:
Domestic offices	8	(5)	3	16	5	21
Foreign offices	-	-	-	-	(1)	(1)
Total trading securities	8	(5)	3	16	4	20
Total securities	305	(278)	27	19	224	243
Total interest revenue	$474	$(348)	$126	$43	$(80)	$(37)
Interest expense
Interest-bearing deposits
Domestic offices:
Money market rate accounts	$1	$(5)	$(4)	$8	$-	$8
Savings	-	(2)	(2)	1	1	2
Certificates of deposit of $100,000 & over	-	-	-	(4)	(4)	(8)
Other time deposits	6	(2)	4	9	(19)	(10)
Total domestic	7	(9)	(2)	14	(22)	(8)
Foreign offices:
Banks	6	34	40	1	4	5
Government and official institutions	-	-	-	1	(1)	-
Other	12	60	72	(3)	(35)	(38)
Total foreign	18	94	112	(1)	(32)	(33)
Total interest-bearing deposits	25	85	110	13	(54)	(41)
Federal funds purchased and securities sold under repurchase agreements	16	(57)	(41)	1	42	43
Trading liabilities	4	(13)	(9)	8	11	19
Other borrowed funds:
Domestic offices	(3)	(2)	(5)	6	-	6
Foreign offices	-	2	2	1	(3)	(2)
Total other borrowed funds	(3)	-	(3)	7	(3)	4
Borrowings from Federal Reserve related to asset-backed commercial paper	-	-	-	(3)	(4)	(7)
Payables to customers and broker-dealers	1	-	1	1	(1)	-
Long-term debt	24	(23)	1	(5)	(61)	(66)
Total interest expense	$67	$(8)	$59	$22	$(70)	$(48)
Changes in net interest revenue	$407	$(340)	$67	$21	$(10)	$11
(a)	Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

70     BNY Mellon

Recent Accounting and Regulatory Developments

Recently Issued Accounting Standards

ASU 2011-04—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” This ASU intends to improve consistency in the application of fair value measurement and disclosure requirements in U.S. GAAP and IFRS. The ASU clarifies the application of existing fair value measurement and disclosure requirements including 1) the application of concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of non-financial assets and are not relevant when measuring the fair value of financial assets or any liabilities, 2) measuring the fair value of an instrument classified in shareholders’ equity from the perspective of a market participant that holds that instrument as an asset, and 3) disclosures about quantitative information regarding the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. The guidance in this ASU is effective for the first interim and annual period beginning after Dec. 15, 2011, and should be applied prospectively. Early adoption is not permitted. This ASU will have no impact on our results of operations.

ASU 2011-05—Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” This ASU is aimed at increasing the prominence of other comprehensive income in the financial statements. The new guidance eliminates the option to present comprehensive income and its components in the Statement of Changes in Shareholders’ Equity, and requires the disclosure of comprehensive income and its components in one of two ways: a single continuous statement or in two separate but consecutive statements. The single continuous statement would present other comprehensive income and its components on the income statement. Under the two-statement approach, the first statement would include components of net income and the second statement would include other comprehensive income and its components. The ASU does not change the items that must be reported in other comprehensive income. This ASU will have no impact on our results of operations.

The guidance in this ASU is effective for the first interim and annual period beginning after Dec. 15, 2011, and should be applied retrospectively for all periods presented in the financial statements. Early adoption is permitted.

ASU 2011-12—Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05

In December 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05”. This ASU defers the effective date of the requirement to present separate line items on the income statement for reclassification adjustments of items out of accumulated other comprehensive income into net income. The deferral is temporary until the Board reconsiders the operational concerns and needs of financial statement users. The Board has not yet established a timetable for its reconsideration. The requirements to present other comprehensive income in a single continuous statement or two consecutive statements and other requirements of ASU 2011-05, as amended by ASU 2011-12, are effective for public entities for fiscal years, and interim periods within those years, beginning after Dec. 15, 2011.

ASU 2011-08—Testing for Goodwill Impairment

In September 2011, the FASB issued ASU 2011-08, “Testing for Goodwill Impairment”, which amends the guidance in ASC 350 for goodwill impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., Step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, or the annual requirement to test goodwill for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after Dec. 15, 2011. Early adoption is permitted.

BNY Mellon     71

Recent Accounting and Regulatory Developments (continued)

ASU 2011-11—Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The amendments are effective for annual reporting periods beginning on or after Jan. 1, 2013. An entity would be required to provide the disclosures required by those amendments retrospectively for all comparative periods presented. This ASU will not impact our results of operations.

Proposed Accounting Standards

Proposed ASU—Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities

In May 2010, the FASB issued a proposed ASU, “Accounting for Financial Instruments and Revisions to the Accounting for Derivative Instruments and Hedging Activities.” Under this proposed ASU, most financial instruments would be measured at fair value in the balance sheet. In January 2011, the FASB preliminarily determined not to require certain financial assets to be measured at fair value on the balance sheet.

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

The FASB reached tentative decisions in other areas including classification and measurement of financial liabilities and the equity method of accounting.

The FASB tentatively decided that the business strategy should be determined by the business activities that an entity uses in acquiring and managing financial assets. The FASB plans to reexpose the proposed amendments for public comment. Both the FASB and the International Accounting Standards Board (“IASB”) discussed effective dates pertaining to the financial instruments project and noted that such a date would not be for several years.

Supplementary Document—Impairment

On Jan. 31, 2011, the FASB issued a Supplementary Document, “Impairment.” The Supplementary Document proposes to replace the incurred loss impairment model under U.S. GAAP with an expected loss impairment model. The document focuses on when and how credit impairment should be recognized. The proposal is limited to open portfolios of assets such as portfolios that are constantly changing, through originations, purchases, transfers, write-offs, sales and repayments. The proposal in the Supplementary Document would apply to loans and debt instruments under U.S. GAAP that are managed on an “open” portfolio basis provided they are not measured at fair value with changes in fair value recognized in net income. In the second quarter of 2011, the FASB and IASB revised the model from a two category approach for splitting the debt investment portfolio to a three category approach to better reflect the general pattern of credit quality deterioration. Both the FASB and the IASB continue to discuss alternate impairment models and have not reached a tentative decision. An exposure draft with the new proposed model is targeted for 2012.

Proposed ASU—Revenue from Contracts with Customers

In June 2010, the FASB issued a proposed ASU, “Revenue from Contracts with Customers.” This proposed ASU is the result of a joint project of the FASB and IASB to clarify the principles for recognizing revenue and develop a common standard

72     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

for U.S. GAAP and IFRS. This proposed ASU would establish a broad principle that would require an entity to identify the contract with a customer, identify the separate performance obligations in the contract, determine the transaction price, allocate the transaction price to the separate performance obligations and recognize revenue when each separate performance obligation is satisfied. In 2011, the FASB and IASB revised several aspects of the original proposal to include distinguishing between goods and services, segmenting contracts, accounting for warranty obligations, and deferring contract origination costs.

In November 2011, the FASB re-exposed the proposed ASU with a comment period ending on March 13, 2012. A final standard is expected to be issued in the second half of 2012. A retrospective application transition method would be required, but the FASB and IASB provided certain “transition reliefs” to reduce the burden on preparers. The FASB and IASB tentatively decided that the effective date of the proposed standard would not be earlier than annual reporting periods beginning on or after Jan. 1, 2015. The FASB decided to prohibit early application while the IASB decided to permit early application.

Proposed ASU—Principal versus Agent Analysis

In November 2011, the FASB issued a proposed ASU “Principal versus Agent Analysis”. This proposed ASU would rescind the 2010 indefinite deferral of FAS 167 for certain investment funds, including mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds, and amends the pre-existing guidance for evaluating consolidation of voting general partnerships and similar entities. The proposed ASU also amends the criteria for determining whether an entity is a variable interest entity under FAS 167, which could affect whether an entity is within its scope. Accordingly, certain funds that previously were not consolidated must be reviewed to determine whether they will now be required to be consolidated. The proposed accounting standard will continue to require BNY Mellon to determine whether or not it has a variable interest in a variable interest entity. However, consolidation of its variable interest entity and voting general partnership asset management funds will be based on whether or not BNY Mellon, as the asset manager, uses its power as a decision maker as either a principal or an agent. Based on a preliminary review of the proposed ASU, we do not expect to be required to consolidate additional mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds. In addition, we expect to de-consolidate a substantial portion of the CLOs we currently consolidate, with further deconsolidation possible depending on future changes to BNY Mellon’s investment in subordinated notes. Comments on this ASU were due on Feb. 15, 2012.

Proposed ASU—Testing Indefinite-Lived Intangible Assets for Impairment

In January 2012, the FASB issued a proposed ASU “Testing Indefinite-Lived Intangible Assets for Impairment”. This ASU provides guidance on indefinite-lived intangible asset impairment testing with the intention of simplifying the impairment assessment and reducing the recurring costs to comply with existing guidance while improving the consistency of testing methods among long-lived asset categories. The ASU would allow an organization the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. A company electing to perform a qualitative assessment would not be required to calculate the fair value of an indefinite-lived intangible asset unless the company determines, based on a qualitative assessment, that it is “more likely than not” that the asset’s fair value is less than its carrying amount. This ASU would be effective for annual and interim impairment tests performed for fiscal years beginning after June 15, 2012. Early adoption would be permitted. Comments on this ASU are due on April 24, 2012.

FASB and IASB project on Leases

In August 2010, the FASB and IASB issued a joint proposed ASU, “Leases”. FASB has tentatively decided that lessees would apply a “right-of-use” accounting model. This would require the lessee to recognize both a right-of-use asset and a corresponding liability to make lease payments at the lease commencement date, both measured at the present value of the lease payments. The right-of-use asset would be amortized on a systematic basis that would reflect the pattern of consumption of the economic benefits of the leased asset. The liability to make lease payments would be subsequently de-recognized over time by applying the effective interest method to apportion the periodic payment to reductions in the liability to make lease payments and interest expense. Lessors would account for leases by applying a “receivable and residual” accounting approach. The lessor would recognize a right to receive lease payments and a residual asset at the date

BNY Mellon     73

Recent Accounting and Regulatory Developments (continued)

of the commencement of the lease. The lessor would initially measure the right to receive lease payments at the sum of the present value of the lease payments, discounted using the rate the lessor charges the lessee. The lessor would initially measure the residual asset as an allocation of the carrying amount of the underlying asset and would subsequently measure the residual asset by accreting it over the lease term, using the rate the lessor charges the lessee. The FASB is expected to reexpose the standard during 2012. A final standard is expected by the end of 2012.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 of the Notes to Consolidated Financial Statements.

Regulatory developments

Evolving regulatory environment

On July 21, 2010, President Obama signed the Dodd-Frank Act. The Dodd-Frank Act broadly affects the financial services industry by establishing a framework for systemic risk oversight, creating a resolution authority for institutions determined to be systemically important, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and containing numerous other provisions aimed at strengthening the sound operation of the financial services sector. It will fundamentally change the system of oversight described under “Business—Supervision and Regulation” in Part I, Item 1 of our 2011 Annual Report on Form 10-K. Many aspects of the law are subject to further rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact and increased expenses to BNY Mellon or across the industry.

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) released its final framework for strengthening international capital and liquidity regulation, now officially identified by the Basel Committee as “Basel III”. Basel III is also described below and under “Business – Supervision and Regulation” in Part I, Item 1 of our 2011 Annual Report on Form 10-K.

We are currently assessing the following regulatory developments, which may have an impact on BNY Mellon’s business.

Federal Reserve’s Enhanced Prudential Standards and Early Remediation Requirements for Covered Companies

As required by the Dodd-Frank Act, the Financial Stability Oversight Council (“FSOC”) makes recommendations to the Federal Reserve as to enhanced supervision and prudential standards applicable to large, interconnected financial institutions, including bank holding companies (“BHCs”) like BNY Mellon, with total consolidated assets of $50 billion (often referred to as “systemically important financial institutions”). The FSOC also authorizes the Federal Reserve to establish such standards either on its own or upon the recommendations of the FSOC. The Dodd-Frank Act mandates that the requirements applicable to systemically important financial institutions be more stringent than those applicable to other financial companies. In December 2011, the Federal Reserve issued for public comment a notice of proposed rulemaking establishing enhanced prudential standards responsive to these provisions for:

•	risk-based capital requirements and leverage limits;
•	stress testing of capital;
•	liquidity requirements;
•	overall risk management requirements; and
•	concentration/credit exposure limits.

Comments on the proposed rules, which we refer to as the “Proposed SIFI Rules”, are due by March 31, 2012. The Proposed SIFI Rules address a wide, diverse array of regulatory areas, each of which is highly complex. In some cases they would implement financial regulatory requirements being proposed for the first time, and in others overlap with other regulatory reforms. The Proposed SIFI Rules also address The Dodd-Frank Act’s early remediation requirements applicable to BHCs that have total consolidated assets of $50 billion or more. The proposed remediation rules are designed to require action beginning in the earlier stages of a company’s financial distress by mandating action on the basis of arranged triggers, including capital and leverage, stress test results, liquidity and risk management. We are analyzing the impact of the Proposed SIFI Rules on our businesses. However, the full impact will not be known until the rules, and other regulatory initiatives that overlap with the rules, are finalized and their combined impacts can be assessed.

74     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

Resolution Planning

As required by the Dodd-Frank Act, the Federal Reserve and FDIC have jointly issued a final rule that requires certain organizations, including each BHC with consolidated assets of $50 billion or more, to report periodically to regulators a resolution plan for its rapid and orderly resolution in the event of material financial distress or failure. BNY Mellon’s resolution plan must, among other things, ensure that our depository institution subsidiaries are adequately protected from risks arising from our other subsidiaries. The final rule sets specific standards for the resolution plans, including requiring a strategic analysis of the plan’s components, a description of the range of specific actions the company proposes to take in resolution, and a description of the company’s organizational structure, material entities, interconnections and interdependencies, and management information systems, among other elements.

In addition, the FDIC has issued a final rule that requires insured depository institutions with $50 billion or more in total assets, such as The Bank of New York Mellon, to submit to the FDIC periodic plans for resolution in the event of the institution’s failure. The rule requires these insured institutions to submit a resolution plan that will enable the FDIC, as receiver, to resolve the bank in a manner that ensures that depositors receive access to their insured deposits within one business day of the institution’s failure, maximizes the net-present-value return from the sale or disposition of its assets, and minimizes the amount of any loss to be realized by the institution’s creditors. The final rule also sets specific standards for the resolution plans, including requiring a strategic analysis of the plan’s components, a description of the strategies for achieving the least costly resolution, and analyses of the financial company’s organization, material entities, interconnections and interdependencies, and management information systems, among other elements.

The two resolution plan rules are complementary and we have commenced work on our initial resolution plans. We expect that our initial plans will be required to be submitted to the regulators by early in the fourth quarter of 2012.

Federal Reserve’s Comprehensive Capital Assessment Review

In November 2011, the Federal Reserve published a final rule requiring BHCs (including BNY Mellon) with $50 billion or more of total consolidated assets to submit annual capital plans to their respective Federal Reserve Bank. The capital analysis and review process provided for in the rule is known as the Comprehensive Capital Analysis and Review, or “CCAR”. The capital plans are required to be submitted on an annual basis. Such BHCs will also be required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor the companies’ progress against their annual capital plans. The comprehensive capital plans, which are prepared using Basel I capital guidelines, include a view of capital adequacy under four scenarios—a BHC-defined baseline scenario, a baseline scenario provided by the Federal Reserve, at least one BHC-defined stress scenario, and a stress scenario provided by the Federal Reserve. Covered BHCs, including BNY Mellon, may pay dividends and repurchase stock only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The rules provide that the Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet all minimum regulatory capital ratios and maintain a ratio of Basel I Tier 1 common equity to risk-weighted assets of at least 5% on a pro forma basis under expected and stressful conditions throughout the nine-quarter planning horizon covered by the capital plan. The rules also require, among other things, that a covered BHC may not make a capital distribution unless, after giving effect to the distribution, it will meet all minimum regulatory capital ratios and have a ratio of Basel I Tier 1 common equity to risk-weighted assets of at least 5%. As part of this process, BNY Mellon also provides the Federal Reserve with projections covering the time period it will take us to fully comply with Basel III guidelines, including the 7% Tier 1 common equity, 8.5% Tier 1 capital and 3% leverage ratios as well as granular components of those elements, as described further under “Capital and liquidity requirements—Basel III”. Our capital plan was submitted on Jan. 9, 2012.

The purpose of the Federal Reserve’s capital plan review is to ensure that these BHCs have robust, forward-looking capital planning processes that account for each BHC’s unique risks and that permit continued operations during times of economic and financial stress. The CCAR rule, consistent with prior Federal Reserve Board guidance, provides that capital plans contemplating dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny.

The Proposed SIFI Rules, discussed earlier, would also include the stress testing requirements that,

BNY Mellon     75

Recent Accounting and Regulatory Developments (continued)

among other things, stress test under a severely adverse scenario provided by the Federal Reserve. It also would require a semi-annual mid-year stress analysis.

Proposed rules removing references to credit ratings

The Dodd-Frank Act requires that all Federal agencies remove from their regulations references to and requirements of reliance on credit ratings and replace them with appropriate alternatives for evaluating creditworthiness. The Federal banking agencies have recently issued notices of proposed rulemaking (“NPRs”) (and applicable related guidance) in connection with implementing these requirements. In December 2011, the Office of the Comptroller of the Currency (“OCC”), Federal Reserve, and FDIC issued a joint NPR applicable to certain U.S. banking organizations with significant trading operations that proposed standards of creditworthiness to be used in place of credit ratings when calculating the specific risk capital requirements for covered debt and securitization positions. In November 2011, the OCC issued an NPR that proposed replacing references to credit ratings with alternative standards of creditworthiness for areas of OCC regulations such as regulations pertaining to investment securities, securities offerings, and foreign bank capital equivalency deposits. The comment period for these two NPRs closed Feb. 3, 2012 and Dec. 29, 2011, respectively.

Incentive Compensation Arrangements Proposal

The Dodd-Frank Act requires federal regulators to prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions. On April 14, 2011, federal regulators including the FDIC, the Federal Reserve and the SEC, jointly issued a proposed rule which, among other things, would require certain executive officers of covered financial institutions with total consolidated assets of $50 billion or more, such as ours, to defer at least 50% of their annual incentive-based compensation for a minimum of three years. The comment period on the proposed rule closed May 31, 2011. A final rule has not yet been issued.

Task Force on Tri-Party Repo Infrastructure

Regulatory agencies worldwide have begun to re-examine systemic risks to various financial markets. One of the markets that regulatory agencies are reviewing, and in which we participate as a clearing and custody bank, is the tri-party repurchase transaction market, or tri-party repo market. From 2009 until recently, the Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market and to decide what changes should be implemented so that such risks may be mitigated or avoided in future financial crises. The Task Force issued recommendations regarding the tri-party repo market. BNY Mellon is working to implement the Task Force’s recommendations on its tri-party repo business activities.

Since May 2010, the Federal Reserve Bank of New York has released monthly reports on the tri-party repo market, including information on aggregate volumes of collateral used in all tri-party repo transactions by asset class, concentrations, and margin levels, which is available at http://www. newyorkfed.org/tripartyrepo/margin_data.html.

Consumer Financial Protection Bureau

In July 2011, our depository institutions were notified that they will be supervised by the Consumer Financial Protection Bureau (“CFPB”) for certain consumer protection purposes.

The CFPB informed us it will focus on:

•	risks to consumers and compliance with the Federal consumer financial laws, when it evaluates the policies and practices of a financial institution;
•	the markets in which firms operate and risks to consumers posed by activities in those markets; and
•

depository institutions that offer a wide variety of consumer financial products and services; depository institutions with a more specialized focus; and non-depository companies that offer one or more consumer financial products or services.

Capital and liquidity requirements

The U.S. federal bank regulatory agencies’ risk-based capital guidelines are based upon the 1988 Capital Accord of the Basel Committee. The Basel Committee issued in June 2004, and updated in November 2005, a revised framework for capital adequacy commonly known as Basel II that sets capital requirements for operational risk and refines the existing capital requirements for credit risk. In the United States, regulators are mandating the adoption of Basel II for “core” banks such as BNY Mellon and its depository

76     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

institution subsidiaries. The only approach available to “core” banks is the Advanced Internal Ratings Based (“A-IRB”) approach for credit risk and the Advanced Measurement Approach (“AMA”) for operational risk. Additional information on Basel II and Basel III is presented below.

Basel II

In the United States, Basel II became effective on April 1, 2008. Under the final rule, 2009 was the first year for a bank to begin its first of three transitional floor periods during which banks subject to the final rule calculate their capital requirements under both the old guidelines and new guidelines. In response to Section 171 of the Dodd-Frank Act, the federal banking regulatory agencies adopted a final rule that establishes a floor for the risk-based capital requirements applicable to the largest, internationally active banking organizations. Generally, the impact of this rule is that the banking agencies have amended their capital rules to provide that minimum capital, as required under the Basel I-based rules, will act as a floor for minimum capital requirements calculated in accordance with U.S. Basel II rules. Accordingly, the transition for “core” banks to calculations only under the Basel II-based requirements is being eliminated.

We have implemented the Basel II Standardized Approach in the United Kingdom, Belgium, Luxembourg and Ireland. In the U.S., BNY Mellon began the Basel II parallel run in the second quarter of 2010. Our capital models are currently with the Federal Reserve for their approval. Under Basel II guidelines, our risk-weighted assets for credit risk exposures are expected to decline. However, we expect the Basel II requirement that operational risk be included in risk-weighted assets will more than offset the decline in credit exposure. Under Basel I, securitizations that fall below investment grade are included in risk-weighted assets. Under Basel II, securitizations that fall below investment grade are deducted 50% from Tier 1 and 50% from total capital.

Based on our current estimates for Basel II at Dec. 31, 2011, our Tier 1 and Total capital ratios would have exceeded well-capitalized guidelines.

Basel III

Under Basel III standards, when fully phased in on Jan. 1, 2019, banking institutions will be required to satisfy four risk-based capital ratios:

•	A Tier 1 common equity ratio of at least 7.0%, 4.5% attributable to a minimum Tier 1 common equity ratio and 2.5% attributable to a “capital conservation buffer”;
•	A Tier 1 capital ratio of at least 6.0%, exclusive of the capital conservation buffer (8.5% upon full implementation of the capital conservation buffer);
•	A total capital ratio of at least 8.0%, exclusive of the capital conservation buffer (10.5% upon full implementation of the capital conservation buffer); and
•

As a newly adopted international standard, a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to average balance sheet exposures plus certain average off-balance sheet exposures.

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

On July 19, 2011, the Basel Committee issued a consultative document setting forth proposals to apply a new Tier 1 common equity surcharge to certain global systemically important banks (“G-SIBs”), and on Nov. 4, 2011 the Basel Committee issued final provisions substantially unchanged from the

BNY Mellon     77

Recent Accounting and Regulatory Developments (continued)

proposals. In its Proposed SIFI Rules, the Federal Reserve indicated that it intends to propose, in a separate rulemaking, a Tier 1 common equity surcharge for G-SIBs based on the Basel Committee’s proposal. G-SIBs subject to the surcharge would be identified by application of a quantitative “indicator-based approach” comprised of five broad categories of indicators—cross-jurisdictional activity, size, interconnectedness, substitutability and complexity. Each G-SIB would initially be assigned to one of four “buckets”, with the capital surcharges for those buckets ranging from 1% to 2.5%. There would be an additional 3.5% bucket that would initially be empty but that could be applied to a G-SIB that increases materially its global systemic importance in the future, for example, by increasing total assets. The G-SIB equity surcharge provisions, like the rest of Basel III and the Dodd-Frank Act provisions referenced above, are subject to interpretation and implementation by U.S. regulatory authorities. In a companion release on Nov. 4, 2011 addressing progress on a variety of financial regulatory reforms relating to globally systemically important financial institutions, the Financial Stability Board released a list of 29 such institutions that included BNY Mellon and indicated that it used the G-SIB surcharge methodology in creating the list.

Under Basel III, certain items, to the extent they exceed 10% of Tier 1 common equity individually, or 15% of Tier 1 common equity in the aggregate, would be deducted from our capital. These items include:

•	Deferred tax assets dependent on future taxable income; and
•	Significant investments in unconsolidated financial institutions.

At Dec. 31, 2011, BNY Mellon did not exceed either threshold.

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

Additionally, Basel III changes the treatment of securitizations that fall below investment grade. Under Basel II guidelines, securitizations that fall below investment grade are deducted equally from Tier 1 and total capital. However, under Basel III, banking institutions will be required to apply a 1,250% risk weight to these securitizations and include them as a component of risk-weighted assets.

Our fee-based model enables us to maintain a relatively low risk asset mix, primarily composed of high-quality securities, central bank deposits, liquid placements and predominantly investment grade loans. As a result of our asset mix, we have the flexibility to manage to a lower level of risk-weighted assets over time.

Given that the Basel III rules are subject to change, we cannot be certain of the impact of new regulations on our capital ratios. At Dec. 31, 2011, our estimated Basel III Tier 1 common equity ratio was 7.1%.

Capital disclosure requirements

In December 2011, the Basel Committee issued a consultative document on the Definition of capital disclosure requirements, which proposes disclosure requirements that aim to improve the transparency and comparability of a bank’s capital base. The consultative document includes the following:

•	A common template for banks to use in reporting the breakdown of their regulatory capital when the transition period for the phasing-in of deductions ends on Jan. 1, 2018;
•	A 3-step approach for banks to follow to ensure that there is full reconciliation of all regulatory capital elements back to the published financial statements;
•	A common template for banks to use to meet the Basel III requirement to provide a description of the main features of capital instruments;
•

Proposals on how banks should meet the Basel III requirement to provide the full terms and conditions of capital instruments on their websites and the requirement to report the calculation of any ratios involving components of regulatory capital; and

•	A template for banks to use during the transition period.

The Basel Committee proposes that banks comply with the disclosure requirements set out in the consultative document from the date of publication of their first set of financial statements relating to a balance sheet date on or after Jan. 1, 2013 (with the exception of the post-Jan. 1, 2018 template). Furthermore, it is proposed that banks publish this

78     BNY Mellon

Recent Accounting and Regulatory Developments (continued)

disclosure with the same frequency as the publication of their financial statements. The deadline for comments on the proposals was on Feb. 17, 2012.

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

In May 2011, the SEC published a staff paper, “Exploring a Possible Method of Incorporation,” that presents a possible framework for incorporating IFRS into the U.S. financial reporting system. In the staff paper, the SEC staff elaborates on an approach that combines elements of convergence and endorsement. This approach would establish an endorsement protocol for the FASB to incorporate newly issued or amended IFRS into U.S. GAAP. During a transition period (e.g., five to seven years), differences between IFRS and U.S. GAAP would be potentially eliminated through ongoing FASB standard setting.

This is one of several approaches to incorporate IFRS into the U.S. financial reporting system. The SEC has not yet decided whether to move ahead with incorporation. Comments on the framework and on any other potential approaches to incorporating IFRS were due by July 31, 2011.

While the SEC decides whether IFRS will be required to be used in the preparation of our consolidated financial statements, a number of countries have mandated the use of IFRS by BNY Mellon’s subsidiaries in their statutory reports. Such countries include Belgium, Brazil, the Netherlands, Australia, Hong Kong, Canada and South Korea.

Proposed Update to Internal Control—Integrated Framework

In December 2011, The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) issued for public comment a proposed update to Internal Control—Integrated Framework. The original Framework, issued in 1992, is used by most U.S. public companies and many others to evaluate and report on the effectiveness of their internal control over external financial reporting.

Since the original Framework was introduced, business has become increasingly global and complex. Regulatory regimes also have expanded, and additional forms of external reporting are emerging. The COSO Board has updated the original Framework to make it more relevant to investors and other stakeholders.

The more significant proposed changes to the original framework include: applying a principles-based approach, clarifying the role of objective-setting in internal control, reflecting the increased relevance of technology, enhancing governance concepts, expanding the objectives of financial reporting, enhancing consideration of anti-fraud expectations, and considering different business models and organizational structures.

Comments on the proposed Framework will be accepted through March 31, 2012. The final document is expected to be issued by the end of 2012.

BNY Mellon     79

Selected Quarterly Data (unaudited)

	Quarter ended
(dollar amounts in millions, except per share amounts)	2011				2010
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement
Total fee and other revenue	$2,765	$2,887	$3,056	$2,838	$2,972	$2,668	$2,555	$2,529
Income (loss) of consolidated investment management funds	(5)	32	63	110	59	37	65	65
Net interest revenue	780	775	731	698	720	718	722	765
Total revenue	3,540	3,694	3,850	3,646	3,751	3,423	3,342	3,359
Provision for credit losses	23	(22)	-	-	(22)	(22)	20	35
Noninterest expense	2,828	2,771	2,816	2,697	2,803	2,611	2,316	2,440
Income from continuing operations before income taxes	689	945	1,034	949	970	834	1,006	884
Provision for income taxes	211	281	277	279	265	220	304	258
Net income from continuing operations	478	664	757	670	705	614	702	626
Net loss from discontinued operations	-	-	-	-	(11)	(3)	(10)	(42)
Net income	478	664	757	670	694	611	692	584
Net (income) loss attributable to noncontrolling interests	27	(13)	(22)	(45)	(15)	11	(34)	(25)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$505	$651	$735	$625	$679	$622	$658	$559
Basic earnings per share
Continuing operations	$0.42	$0.53	$0.59	$0.50	$0.55	$0.51	$0.55	$0.50
Discontinued operations	-	-	-	-	(0.01)	-	(0.01)	(0.04)
Net income applicable to common stock	$0.42	$0.53	$0.59	$0.50	$0.55 (a)	$0.51	$0.54	$0.46
Diluted earnings per share
Continuing operations	$0.42	$0.53	$0.59	$0.50	$0.55	$0.51	$0.55	$0.49
Discontinued operations	-	-	-	-	(0.01)	-	(0.01)	(0.03)
Net income applicable to common stock	$0.42	$0.53	$0.59	$0.50	$0.54	$0.51	$0.54	$0.46
Average balances
Interest-bearing deposits with banks	$115,754	$121,527	$93,369	$78,010	$76,447	$70,244	$69,021	$67,929
Securities	79,981	70,863	68,782	65,397	65,370	57,993	54,030	55,352
Loans	44,236	40,489	40,328	38,566	37,529	36,769	36,664	34,214
Total interest-earning assets	247,732	240,253	209,933	190,185	187,597	172,759	167,119	163,429
Assets of operations	304,235	298,325	264,254	243,356	241,734	226,378	216,801	212,685
Total assets	316,074	311,463	278,480	257,698	256,409	240,325	228,841	225,415
Deposits	206,652	199,184	168,996	155,131	151,401	137,231	134,591	134,364
Long-term debt	19,546	18,256	17,380	17,014	16,624	16,798	16,462	16,808
Total The Bank of New York Mellon Corporation shareholders’ equity	33,761	34,008	33,464	32,827	32,379	31,868	30,462	29,715
Net interest margin (FTE) (b)	1.27%	1.30%	1.41%	1.49%	1.54%	1.67%	1.74%	1.89%
Annualized return on common equity (b)	5.9%	7.6%	8.8%	7.7%	8.5%	7.8%	8.8%	8.2%
Pre-tax operating margin (b)	19%	26%	27%	26%	26%	24%	30%	26%
Common stock data (c)
Market price per share range:
High	$22.57	$26.43	$30.77	$32.50	$30.63	$26.95	$32.65	$31.46
Low	17.10	18.28	24.15	28.07	24.65	23.78	24.63	26.35
Average	19.64	22.01	27.90	30.66	27.49	25.44	29.01	29.20
Period end close	19.91	18.59	25.62	29.87	30.20	26.13	24.69	30.88
Dividends per common share	0.13	0.13	0.13	0.09	0.09	0.09	0.09	0.09
Market capitalization (d)	$24,085	$22,543	$31,582	$37,090	$37,494	$32,413	$29,975	$37,456
(a)	Amount does not foot due to rounding.
(b)	Presented on a continuing operations basis in 2010.
(c)	At Dec. 31, 2011, there were 33,222 shareholders registered with our stock transfer agent, compared with 35,028 at Dec. 31, 2010 and 35,930 at Dec. 31, 2009. In addition, there were 49,004 of BNY Mellon’s current and former employees at Dec. 31, 2011 who participate in BNY Mellon’s 401(k) Retirement Savings Plans. All shares of BNY Mellon’s common stock held by the Plans for its participants are registered in the name of The Bank of New York Mellon Corporation, as trustee.
(d)	At period end.

80     BNY Mellon

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about: the future results of BNY Mellon; expectations for Basel III and our estimated Basel III Tier 1 common equity ratio; BNY Mellon’s plans and strategies, areas of focus and long-term financial goals; expectations regarding updating our capital targets; the impact of continued global uncertainty; expectations regarding our foreign exchange revenue; expectations regarding our effective tax rate; expectations with respect to legal and litigation costs; expectations regarding the seasonality of our businesses; expectations with respect to fees and assets; factors affecting the performance of our businesses: the impact of foreign exchange rates on our financial results and levels of assets under custody and management; descriptions of our critical accounting estimates, including management’s estimates of probable losses, management’s judgment in determining the effect of credit ratings on allowances, estimates of fair value; effects of delinquencies, default rates and loss severity assumptions on impairment losses; expectations regarding the impact that a goodwill impairment charge would have on our financial condition, results of operations, regulatory capital ratios and debt issuance; statements regarding the impact of money market fee waivers or changes in levels of assets under management on the fair value of Asset Management; estimates of net pension expense; our expected long-term rate of return on plan assets; the impact of significant changes in ratings classifications for our investment portfolio on credit risk and the fair value of our investment securities portfolio; assumptions with respect to residential mortgage-backed securities; expectations with respect to our leasing portfolio; estimates of provisions for credit losses; statements with respect to BNY Mellon’s liquidity cushion, liquidity ratios, liquid asset buffer and potential uses of liquidity; statements with respect to an increase in our dividends and our liquidity targets; the effect of a significant reduction in our Investment Services business on our access to deposits; the impact of a change in rating agencies’ method of review on BNY Mellon’s ratings; expectations with respect to capital, including anticipated repayment and call of outstanding securities; our goal of maintaining a predominantly investment grade credit portfolio; the effect of a change in risk-weighted assets or common equity on our capital ratios, the effect of a change in the value of the S&P 500 Index; statements on our target capital ratios; expectations with respect to the well capitalized status of BNY Mellon and its bank subsidiaries; statements regarding our balance sheet size and client deposit levels; statements regarding

Mellon Capital IV; compliance with the requirements of the Sound Practices Paper; statements regarding maintaining a strong balance sheet and a superior debt rating; descriptions of our risk management framework; statements regarding risks that we may face and the impact of such risks; statements regarding our economic capital; statements with respect to our risk management; descriptions of our earnings simulation models and assumptions; statements with respect to our business continuity plans; expectations regarding climate change; the effect of geopolitical factors and other external factors on risk; timing and impact of adoption of recent accounting pronouncements; the timing and effects of pending and proposed legislation and regulation, including the Dodd-Frank Act; the Federal Reserve’s proposed rules with respect to systemically important financial institutions; the Federal Reserve’s and FDIC’s proposed resolution planning rules; the OCC’s proposed rules regarding credit ratings in connection with purchase of investment securities; federal regulators proposal regarding incentive compensation arrangements; our expectation regarding Basel II and Basel III requirements and the impact on our capital ratios; the SEC’s plans regarding IFRS; ability to realize benefit of deferred tax assets including carryovers; calculations of the fair value of our option grants; statements with respect to unrecognized tax benefits and compensation costs; our assessment of the adequacy of our accruals for tax liabilities; amount of dividends bank subsidiaries can pay without regulatory waiver; and estimations of reasonable possible loss with respect to legal proceedings and the expected outcome and impact of judgments and settlements, if any, arising from pending or potential legal or regulatory proceedings.

In this report, any other report, any press release or any written or oral statement that BNY Mellon or its executives may make, words, such as “estimate,” “forecast,” “project,” “anticipate,” “confident,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends” and words of similar meaning, signify forward-looking statements.

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

BNY Mellon     81

Forward-looking Statements (continued)

actions that management could take in response to these changes. Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in the “Risk Factors” section of BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2011, such as: uncertainty in financial markets and weakness in the economy; disruptions in European economies, or the failure or instability of any of our significant counterparties in Europe; continued market volatility; write-downs of financial instruments that we own or other losses related to volatile or illiquid market conditions; adverse publicity, regulatory actions or litigation with respect to us, other well-known companies and the financial services industry generally; government regulation and supervision, and associated limitations on our ability to pay dividends or make other capital distributions; recent legislative and regulatory actions; low or volatile interest rates and its impact on money market fund sponsors; changes to deposit insurance premiums; the level of regulation applicable to, and the costs associated therewith of, our competitors, the degree of consolidation and the breadth of products and services offerings of companies in the financial services industry and the ability of BNY Mellon to distinguish itself from its competitors; declines in capital markets on our fee-based businesses; stable exchange-rate environment and declines in cross-border activity; dependence on consistent execution of fee-based services that we perform; the failure to successfully integrate strategic acquisitions; the failure or instability of any of our significant counterparties, and our assumption of credit and counterparty risk;

changes to credit ratings; supervisory standards; access to capital markets; monetary policy and other governmental regulations; failures relating to operational risk and circumvention of controls and procedures; disruption or breaches in security of our information systems that results in a loss of confidential client information or impacts our ability to provide services to our clients; dependence on technology and intellectual property; global operations and regulation; acts of terrorism and global conflicts; risks relating to new lines of business; attracting and retaining employees; tax and accounting laws and regulations; inadequate credit reserves; risks associated with being a holding company including our dependence on dividends from our subsidiary banks; the impact of provisions of Delaware law and the Federal Reserve on our ability to pay dividends and anti-takeover provisions in our certificate of incorporation and bylaws. Investors should consider all risks in BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2011 and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act.

All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other websites referenced herein are not part of this report.

82     BNY Mellon

Glossary

Accumulated Benefit Obligation (“ABO”)—The actuarial present value of benefits (vested and non-vested) attributed to employee services rendered.

Alt-A securities—A mortgage risk categorization that falls between prime and subprime. Borrowers behind these mortgages will typically have clean credit histories but the mortgage itself will generally have issues that increase its risk profile.

Alternative investments—Usually refers to investments in hedge funds, leveraged loans, subordinated and distressed debt, real estate and foreign currency overlay. Examples of alternative investment strategies are: long-short equity, event-driven, statistical arbitrage, fixed income arbitrage, convertible arbitrage, short bias, global macro and equity market neutral.

APAC—Asia-Pacific region.

Asset-backed commercial paper (“ABCP”)—A short-term instrument issued by a financial institution that is collateralized by other assets.

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

bps—basis points.

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

Credit risk—The risk of loss due to borrower or counterparty default.

Credit valuation adjustment (“CVA”)—The market value of counterparty credit risk on OTC derivative transactions.

Currency swaps—An agreement to exchange stipulated amounts of one currency for another currency.

Daily average revenue trades (“DARTS”)—A metric used that represents the number of trades from which an entity can expect to generate revenue through fees or commissions on a given day.

Debit valuation adjustment (“DVA”)—The market value of our credit risk on OTC derivative transactions.

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

Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”)—Regulatory reform legislation signed into law on July 21, 2010. This law broadly affects the financial services industry and contains numerous provisions aimed at strengthening the sound operation of the financial services sector.

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

EMEA—Europe, the Middle East and Africa.

Eurozone—an economic and monetary union of 17 European Union member states that have adopted the euro (€) as their common currency. The Eurozone currently includes Germany, France, Belgium, the Netherlands, Luxembourg, Austria, Finland, Italy,

BNY Mellon     83

Glossary (continued)

Ireland, Spain, Portugal, Greece, Estonia, Cyprus, Malta, Slovenia and Slovakia.

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

Hedge fund—A fund which is allowed to use diverse strategies that are unavailable to mutual funds, including selling short, leverage, program trading, swaps, arbitrage and derivatives.

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

Investment grade—Those where the customer has a Moody’s long-term rating of Baa3 or better; and/or a Standard & Poor’s, Fitch or DBRS long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings. Instruments that fall below these levels are considered non-investment grade.

Joint venture—A company or entity owned and operated by a group of companies for a specific business purpose, no one of which has a majority interest.

Leverage ratio—Tier 1 capital divided by quarterly average total assets, as defined by the regulators.

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

Nostro account—An account held in a foreign country by a domestic bank, denominated in the currency of that country. Nostro accounts are used to facilitate settlement of foreign exchange and currency trading transactions.

84     BNY Mellon

Glossary (continued)

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

Qui tam action—An action brought under a statute that allows a private person to sue for a recovery, part of which the government or some specified public institution will receive.

Rating Agency—An independent agency that assesses the credit quality and likelihood of default of an issue or issuer and assigns a rating to that issue or issuer.

Real Estate Investment Trust (“REIT”)—An investor-owned corporation, trust or association that sells shares to investors and invests in income-producing property.

Repurchase Agreement (“Repo”)—An instrument used to raise short term funds whereby securities are sold with an agreement for the seller to buy back the securities at a later date.

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

Tier 1 and total capital (Basel I guidelines)—Includes common shareholders’ equity (excluding certain components of comprehensive income), qualifying trust preferred securities, less goodwill and certain intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill and a deduction for certain non-financial equity investments and disallowed deferred tax assets. Total capital includes Tier 1 capital, qualifying unrealized equity securities gains, qualifying subordinated debt and the allowance for credit losses.

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

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of

December 31, 2011, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2011 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 87.

86     BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (“BNY Mellon”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BNY Mellon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on BNY Mellon’s internal control over financial reporting based on our audit.

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

In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BNY Mellon as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 28, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York

February 28, 2012

BNY Mellon     87

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2011	2010 (a)	2009 (a)
Fee and other revenue
Investment services fees:
Asset servicing	$3,697	$3,076	$2,573
Issuer services	1,445	1,460	1,463
Clearing services	1,159	1,005	962
Treasury services	535	530	519
Total investment services fees	6,836	6,071	5,517
Investment management and performance fees	3,002	2,868	2,677
Foreign exchange and other trading revenue	848	886	1,036
Distribution and servicing	187	210	326
Financing-related fees	170	195	215
Investment income	258	308	226
Other	197	159	111
Total fee revenue	11,498	10,697	10,108
Net securities gains (losses)—including other-than-temporary impairment	(86)	(43)	(5,552)
Non-credit-related gains (losses) on securities not expected to be sold (recognized in OCI)	(134)	(70)	(183)
Net securities gains (losses)	48	27	(5,369)
Total fee and other revenue	11,546	10,724	4,739
Operations of consolidated investment management funds
Investment income	670	663	-
Interest of investment management fund note holders	470	437	-
Income of consolidated investment management funds	200	226	-
Net interest revenue
Interest revenue	3,588	3,470	3,508
Interest expense	604	545	593
Net interest revenue	2,984	2,925	2,915
Provision for credit losses	1	11	332
Net interest revenue after provision for credit losses	2,983	2,914	2,583
Noninterest expense
Staff	5,726	5,215	4,700
Professional, legal and other purchased services	1,217	1,099	1,017
Net occupancy	624	588	564
Software	485	410	367
Distribution and servicing	416	377	393
Furniture and equipment	330	315	309
Sub-custodian	298	247	203
Business development	261	271	214
Other	1,147	1,060	954
Subtotal	10,504	9,582	8,721
Amortization of intangible assets	428	421	426
Restructuring charges	89	28	150
Merger and integration expenses	91	139	233
Total noninterest expense	11,112	10,170	9,530
Income
Income (loss) from continuing operations before income taxes	3,617	3,694	(2,208)
Provision (benefit) for income taxes	1,048	1,047	(1,395)
Net income (loss) from continuing operations	2,569	2,647	(813)
Discontinued operations:
Loss from discontinued operations	-	(110)	(421)
Benefit for income taxes	-	(44)	(151)
Net loss from discontinued operations	-	(66)	(270)
Net income (loss)	2,569	2,581	(1,083)
Net (income) attributable to noncontrolling interests (includes $(50), $(59) and $—related to investment management funds)	(53)	(63)	(1)
Redemption charge and preferred dividends	-	-	(283)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,516	$2,518	$(1,367)

88     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

	00000	00000	00000
Reconciliation of net income (loss) from continuing operations to the net income applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in millions)	2011	2010	2009
Net income (loss) from continuing operations	$2,569	$2,647	$(813)
Net (income) attributable to noncontrolling interests	(53)	(63)	(1)
Redemption charge and preferred dividends	-	-	(283)
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation	2,516	2,584	(1,097)
Net loss from discontinued operations	-	(66)	(270)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	2,516	2,518	(1,367)
Less: Earnings allocated to participating securities	27	23	-
Excess of redeemable value over the fair value of noncontrolling interests	9	-	-
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustments for the calculation of basic and diluted earnings per share	$2,480	$2,495	$(1,367)

	00000	00000	00000
Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2011	2010	2009
Basic	1,220,804	1,212,630	1,178,907
Common stock equivalents	8,425	9,508	-
Less: Participating securities	6,203	5,924	-
Diluted	1,223,026	1,216,214	1,178,907	(b)

Anti-dilutive securities (c)	86,270	87,058	98,112

	00000	00000	00000
Earnings per common share applicable to the common shareholders of The Bank of New York Mellon Corporation (d)	Year ended Dec. 31,
(in dollars)	2011	2010	2009
Basic:
Net income (loss) from continuing operations	$2.03	$2.11	$(0.93)
Net loss from discontinued operations	-	(0.05)	(0.23)
Net income (loss) applicable to common stock	$2.03	$2.06	$(1.16)
Diluted:
Net income (loss) from continuing operations	$2.03	$2.11	$(0.93)
Net loss from discontinued operations	-	(0.05)	(0.23)
Net income (loss) applicable to common stock	$2.03	$2.05 (e)	$(1.16)
(a)	In 2011, BNY Mellon realigned its internal reporting structure. See Note 26 of the Notes to Consolidated Financial Statements for additional information.
(b)	Diluted earnings per share for the year ended Dec. 31, 2009, was calculated using average basic shares. Adding back the dilutive shares would be anti-dilutive.
(c)	Represents stock options, restricted stock, restricted stock units, participating securities and warrants outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.
(d)	Basic and diluted earnings per share under the two-class method are determined on the net income reported on the income statement less earnings allocated to participating securities, and the excess of redeemable value over the fair value of noncontrolling interests.
(e)	Does not foot due to rounding.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     89

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollar amounts in millions, except per share amounts)	2011	2010
Assets
Cash and due from:
Banks	$4,175	$3,675
Interest-bearing deposits with the Federal Reserve and other central banks	90,243	18,549
Interest-bearing deposits with banks	36,321	50,200
Federal funds sold and securities purchased under resale agreements	4,510	5,169
Securities:
Held-to-maturity (fair value of $3,540 and $3,657)	3,521	3,655
Available-for-sale	78,467	62,652
Total securities	81,988	66,307
Trading assets	7,861	6,276
Loans	43,979	37,808
Allowance for loan losses	(394)	(498)
Net loans	43,585	37,310
Premises and equipment	1,681	1,693
Accrued interest receivable	660	508
Goodwill	17,904	18,042
Intangible assets	5,152	5,696
Other assets (includes $1,848 and $1,075, at fair value)	19,839	18,790
Assets of discontinued operations	-	278
Subtotal assets of operations	313,919	232,493
Assets of consolidated investment management funds, at fair value:
Trading assets	10,751	14,121
Other assets	596	645
Subtotal assets of consolidated investment management funds, at fair value	11,347	14,766
Total assets	$325,266	$247,259
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$95,335	$38,703
Interest-bearing deposits in U.S. offices	41,231	37,937
Interest-bearing deposits in Non-U.S. offices	82,528	68,699
Total deposits	219,094	145,339
Federal funds purchased and securities sold under repurchase agreements	6,267	5,602
Trading liabilities	8,071	6,911
Payables to customers and broker-dealers	12,671	9,962
Commercial paper	10	10
Other borrowed funds	2,174	2,858
Accrued taxes and other expenses	6,235	6,164
Other liabilities (including allowance for lending-related commitments of $103 and $73, also includes $382 and $590, at fair value)	6,525	7,176
Long-term debt (includes $326 and $269, at fair value)	19,933	16,517
Subtotal liabilities of operations	280,980	200,539
Liabilities of consolidated investment management funds, at fair value:
Trading liabilities	10,053	13,561
Other liabilities	32	2
Subtotal liabilities of consolidated investment management funds, at fair value	10,085	13,563
Total liabilities	291,065	214,102
Temporary equity
Redeemable noncontrolling interests	114	92
Permanent equity
Common stock – par value $0.01 per common share; authorized 3,500,000,000 common shares; issued 1,249,061,305 and 1,244,608,989 common shares	12	12
Additional paid-in capital	23,185	22,885
Retained earnings	12,812	10,898
Accumulated other comprehensive loss, net of tax	(1,627)	(1,355)
Less: Treasury stock of 39,386,698 and 3,078,794 common shares, at cost	(965)	(86)
Total The Bank of New York Mellon Corporation shareholders’ equity	33,417	32,354
Non-redeemable noncontrolling interests	-	12
Non-redeemable noncontrolling interests of consolidated investment management funds	670	699
Total permanent equity	34,087	33,065
Total liabilities, temporary equity and permanent equity	$325,266	$247,259

See accompanying Notes to Consolidated Financial Statements.

90     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2011	2010	2009
Operating activities
Net income (loss)	$2,569	$2,581	$(1,083)
Net (income) attributable to noncontrolling interests	(53)	(63)	(1)
Net loss from discontinued operations	-	(66)	(270)
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation	2,516	2,584	(814)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Provision for credit losses	1	11	332
Pension plan contribution	(71)	(46)	(394)
Depreciation and amortization	776	629	711
Deferred tax expense (benefit)	12	1,199	(1,970)
Net securities (gains) losses and venture capital (income)	(65)	(57)	5,387
Change in trading activities	(425)	(155)	(636)
Change in accruals and other, net	(533)	(115)	1,192
Net effect of discontinued operations	-	-	(27)
Net cash provided by operating activities	2,211	4,050	3,781
Investing activities
Change in interest-bearing deposits with banks	12,983	7,073	(9,635)
Change in interest-bearing deposits with the Federal Reserve and other central banks	(70,787)	(11,187)	45,908
Purchases of securities held-to-maturity	(1,226)	(19)	(114)
Paydowns of securities held-to-maturity	233	255	643
Maturities of securities held-to-maturity	1,127	316	280
Purchases of securities available-for-sale	(42,367)	(23,585)	(28,665)
Sales of securities available-for-sale	9,507	5,981	3,975
Paydowns of securities available-for-sale	8,332	7,944	6,361
Maturities of securities available-for-sale	9,385	2,666	2,001
Net principal (disbursed to) received from loans to customers	(6,863)	310	4,268
Sales of loans and other real estate	604	511	851
Change in federal funds sold and securities purchased under resale agreements	659	(1,634)	(1,545)
Change in seed capital investments	162	(160)	(8)
Purchases of premises and equipment/capitalized software	(642)	(230)	(318)
Acquisitions, net cash	(64)	(2,793)	(364)
Dispositions, net cash	-	133	-
Proceeds from the sale of premises and equipment	13	14	6
Other, net	(1,234)	(591)	(987)
Net effect of discontinued operations	-	59	431
Net cash (used for) provided by investing activities	(80,178)	(14,937)	23,088
Financing activities
Change in deposits	74,252	8,527	(24,774)
Change in federal funds purchased and securities sold under repurchase agreements	665	2,058	2,602
Change in payables to customers and broker-dealers	2,709	(762)	1,447
Change in other borrowed funds	(549)	1,988	(5,717)
Change in commercial paper	-	(2)	(126)
Net proceeds from the issuance of long-term debt	5,042	1,347	3,350
Repayments of long-term debt	(1,911)	(2,614)	(1,882)
Proceeds from the exercise of stock options	18	31	16
Issuance of common stock	25	697	1,371
Treasury stock acquired	(873)	(41)	(28)
Common cash dividends paid	(593)	(440)	(599)
Series B preferred stock repurchased	-	-	(3,000)
Common stock warrant repurchased	-	-	(136)
Preferred dividends paid	-	-	(73)
Other, net	(20)	1	4
Net effect of discontinued operations	-	-	(428)
Net cash provided by (used for) financing activities	78,765	10,790	(27,973)
Effect of exchange rate changes on cash	(298)	40	(53)
Change in cash and due from banks
Change in cash and due from banks	500	(57)	(1,157)
Cash and due from banks at beginning of period	3,675	3,732	4,889
Cash and due from banks at end of period	$4,175	$3,675	$3,732
Supplemental disclosures
Interest paid	$586	$591	$682
Income taxes paid	640	699	2,392
Income taxes refunded	136	197	664

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     91

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders					Non- redeemable non- controlling interest	Non- redeemable noncontrolling interest of consolidated investment management funds	Total permanent equity	Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2010	$12	$22,885	$10,898	$(1,355)	$(86)	$12	$699	$33,065 (a)	$92
Shares issued to shareholders of noncontrolling interests	-	-	-	-	-	-	-	-	41
Redemption of subsidiary shares from noncontrolling interests	-	2	-	-	-	-	-	2	(19)
Other net changes in noncontrolling interests	-	17	(9)	-	-	(12)	(70)	(74)	(2)
Consolidation of investment management funds	-	-	-	-	-	-	7	7	-
Comprehensive income:
Net income	-	-	2,516	-	-	-	50	2,566	3
Other comprehensive income, net of tax	-	-	-	(246)	-	-	(16)	(262)	(1)
Reclassification adjustment (b)	-	-	-	(26)	-	-	-	(26)	-
Total comprehensive income	-	-	2,516	(272)	-	-	34	2,278 (c)	2
Dividends on common stock at $0.48 per share	-	-	(593)	-	-	-	-	(593)	-
Repurchase of common stock	-	-	-	-	(873)	-	-	(873)	-
Common stock issued under:
Employee benefit plans	-	30	-	-	3	-	-	33	-
Direct stock purchase and dividend reinvestment plan	-	20	-	-	-	-	-	20	-
Stock awards and options exercised	-	231	(1)	-	(9)	-	-	221	-
Other	-	-	1	-	-	-	-	1	-
Balance at Dec. 31, 2011	$12	$23,185	$12,812	$(1,627)	$(965)	$-	$670	$34,087 (a)	$114
(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $32,354 million at Dec. 31, 2010, and $33,417 million at Dec. 31, 2011.
(b)	Includes $(26) million (after tax) related to net securities gains (losses).
(c)	Comprehensive income attributable to The Bank of New York Mellon Corporation shareholders totaled $2,244 million for the year ended Dec. 31, 2011.

See accompanying Notes to Consolidated Financial Statements.

92     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders					Non- redeemable non- controlling interest	Non-redeemable noncontrolling interest of consolidated investment management funds	Total permanent equity	Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2009	$12	$21,917	$8,912	$(1,835)	$(29)	$26	$-	$29,003 (a)	$-
Adjustments for the cumulative effect of applying ASC 810	-	-	52	24	-	-	-	76	-
Adjustments for the cumulative effect of applying ASC 825	-	-	(73)	-	-	-	-	(73)	-
Adjusted balance at Jan. 1, 2010	12	21,917	8,891	(1,811)	(29)	26	-	29,006	-
Shares issued to shareholders of noncontrolling interests	-	-	-	-	-	-	-	-	44
Redemption of subsidiary shares from noncontrolling interests	-	(18)	-	-	-	-	-	(18)	(6)
Distributions paid to noncontrolling interests	-	-	-	-	-	(4)	-	(4)	-
Other net changes in noncontrolling interests	-	15	(55)	-	-	(10)	(89)	(139)	50
Consolidation of investment management funds	-	-	-	-	-	-	785	785	-
Deconsolidation of investment management funds	-	-	-	-	-	-	(12)	(12)	-
Comprehensive income:
Net income	-	-	2,518	-	-	-	59	2,577	4
Other comprehensive income, net of tax	-	-	-	461	-	-	(44)	417	-
Reclassification adjustment (b)	-	-	(14)	(5)	-	-	-	(19)	-
Total comprehensive income	-	-	2,504	456	-	-	15	2,975 (c)	4
Dividends on common stock at $0.36 per share	-	-	(441)	-	-	-	-	(441)	-
Repurchase of common stock	-	-	-	-	(41)	-	-	(41)	-
Common stock issued under:
Stock forward contract	-	676	-	-	-	-	-	676	-
Employee benefit plans	-	34	-	-	1	-	-	35	-
Direct stock purchase and dividend reinvestment plan	-	16	-	-	-	-	-	16	-
Stock awards and options exercised	-	245	(1)	-	(17)	-	-	227	-
Balance at Dec. 31, 2010	$12	$22,885	$10,898	$(1,355)	$(86)	$12	$699	$33,065 (a)	$92
(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $28,977 million at Dec. 31, 2009, and $32,354 million at Dec. 31, 2010.
(b)	Includes $(15) million (after tax) related to OTTI, and a $14 million reclassification to retained earnings from other comprehensive income.
(c)	Comprehensive income attributable to The Bank of New York Mellon Corporation shareholders totaled $2,960 million for the year ended Dec. 31, 2010.

BNY Mellon     93

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests	Total permanent equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2008	$2,786	$11	$20,432	$10,225	$(5,401)	$(3)	$39	$28,089 (a)
Adjustments for the cumulative effect of applying ASC 320, net of taxes of $470	-	-	-	676	(676)	-	-	-
Adjusted balance at Jan. 1, 2009	2,786	11	20,432	10,901	(6,077)	(3)	39	28,089
Purchase of subsidiary shares from noncontrolling interests	-	-	(74)	-	-	-	(11)	(85)
Distributions paid to noncontrolling interests	-	-	-	-	-	-	(7)	(7)
Comprehensive income:
Net income	-	-	-	(1,084)	-	-	1	(1,083)
Other comprehensive income, net of tax	-	-	-	-	926	-	4	930
Reclassification adjustment	-	-	-	-	3,316	-	-	3,316 (b)
Total comprehensive income	-	-	-	(1,084)	4,242	-	5	3,163 (c)
Dividends:
Common stock at $0.51 per share	-	-	-	(599)	-	-	-	(599)
Preferred stock at $24.58 per share	-	-	-	(69)	-	-	-	(69)
Repurchase of:
Common stock	-	-	-	-	-	(28)	-	(28)
Series B preferred stock	(3,000)	-	-	-	-	-	-	(3,000)
Common stock warrant	-	-	(136)	-	-	-	-	(136)
Common stock issued:
In public offering	-	1	1,346	-	-	-	-	1,347
In connection with acquisitions and investments	-	-	85	-	-	-	-	85
Under employee benefit plans	-	-	49	-	-	2	-	51
Under direct stock purchase and dividend reinvestment plan	-	-	19	-	-	-	-	19
Amortization of preferred stock discount and redemption charge	214	-	-	(214)	-	-	-	-
Stock awards and options exercised	-	-	197	-	-	-	-	197
Other	-	-	(1)	(23)	-	-	-	(24)
Balance at Dec. 31, 2009	$-	$12	$21,917	$8,912	$(1,835)	$(29)	$26	$29,003 (a)
(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $25,264 million at Dec. 31, 2008, and $28,977 million at Dec. 31, 2009.
(b)	Includes $3,348 million (after tax) related to OTTI that was reclassified to net securities gains (losses) on the income statement.
(c)	Comprehensive income attributable to The Bank of New York Mellon Corporation shareholders totaled $3,158 million for the year ended Dec. 31, 2009.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Amounts subject to estimates are items such as the allowance for loan losses and lending-related commitments, goodwill and intangible assets, pension accounting, the fair value of financial instruments and other-than-temporary impairments. Among other effects, such changes in estimates could result in future impairments of investment securities, goodwill and intangible assets and establishment of allowances for loan losses and lending-related commitments as well as increased pension and post-retirement expense.

Organization of our businesses

In 2011, BNY Mellon realigned its internal reporting structure and business presentation to focus on its two principal businesses, Investment Management and Investment Services. The realignment reflects management’s current approach to assessing performance and decisions regarding resource allocations. Investment Management includes the former Asset Management and Wealth Management businesses. Investment Services includes the former Asset Servicing, Issuer Services and Clearing Services

businesses, and the Cash Management business previously included in the Treasury Services business. The credit-related activities previously included in the Treasury Services business, are now included in the Other segment. Fee revenue classifications in the income statement were changed in 2011 to reflect this realignment as follows:

•	Investment management and performance fees consist of the former asset and wealth management fee revenue; and
•	Investment services fees consist of the former securities servicing fees, including asset servicing, issuer services, clearing services, as well as treasury services fee revenue.

All prior periods were reclassified. The reclassifications did not affect the results of operations.

Equity method investments

The consolidated financial statements include the accounts of BNY Mellon and its subsidiaries. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. Earnings on these investments are reflected in fee and other revenue as investment services fees or investment income, as appropriate, in the period earned. Our most significant equity method investments are:

Equity method investments at Dec. 31, 2011
(dollars in millions)	Percentage Ownership	Book Value
CIBC Mellon	50.0%	$577
Wing Hang	20.4%	$399
Siguler Guff	20.0%	$267
ConvergEx	33.2%	$152
West LB Joint Venture	50.0%	$91

Acquired businesses

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

BNY Mellon     95

Notes to Consolidated Financial Statements (continued)

Parent financial statements

The Parent financial statements in Note 20 of the Notes to Consolidated Financial Statements include the accounts of the Parent; those of a wholly owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries by issuing commercial paper and other debt guaranteed by BNY Mellon; and MIPA, LLC, a single-member limited liability company, created to hold and administer corporate owned life insurance. Financial data for the Parent, the financing subsidiary and the single-member limited liability company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

Variable interest entities

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a potential variable interest entity (“VIE”). VIEs are entities that do not have sufficient equity at risk for the entity to finance its activities without additional financial support, or in which equity investors do not have the characteristics of a controlling financial interest. BNY Mellon applies ASC 810 to its mutual funds, hedge funds, private equity funds, collective investment funds and real estate investment trusts, which were determined to be VIEs. Generally, the company is deemed to be the primary beneficiary and thus required to consolidate a VIE, if BNY Mellon has a variable interest (or combination of variable interests) that, based on a quantitative analysis, will absorb a majority of the VIE’s expected losses, that will receive a majority of the VIE’s expected residual returns, or both. A “variable interest” is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets. “Expected losses” and “expected residual returns” are measures of variability in the expected cash flows of a VIE.

BNY Mellon’s other VIEs are evaluated under the guidance included in ASU 2009-17. These other VIEs include securitization trusts, which are no longer considered qualifying special purpose entities (“QSPEs”), and CLOs, in which BNY Mellon serves as the investment manager. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest. The company must determine whether or not its variable interests in these VIEs, based on qualitative analysis, provide BNY Mellon with a controlling financial interest in the VIE. The analysis includes an assessment of the characteristics of the VIE. The Company is considered to have a controlling financial interest in the VIE, which would require consolidation of the VIE, if it has the following characteristics: (1) the power to direct the activities that most significantly impact the VIE’s economic performance; and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our two principal businesses, Investment Management and Investment Services, we serve the following major classes of customers—institutions, corporations, and high net worth individuals. For institutions and corporations, we provide the following services:

•	investment management;
•	trust and custody;
•	foreign exchange;
•	fund administration;
•	securities lending;
•	depositary receipts;
•	corporate trust;
•	global payment/cash management; and
•	banking services.

For individuals, we provide mutual funds, separate accounts, wealth management and private banking services. BNY Mellon’s investment management businesses provide investment products in many asset classes and investment styles on a global basis.

Trading account securities, available-for-sale securities, and held-to-maturity securities

Securities are accounted for under ASC 320 Investments—Debt and Equity Securities. Securities are generally classified in the trading, available-for-sale investment or the held-to-maturity investment securities portfolios when they are purchased. Securities are classified as trading securities when our intention is to resell. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend to hold them until maturity. Seed capital investments are classified as other assets or

96     BNY Mellon

Notes to Consolidated Financial Statements (continued)

available-for-sale securities, depending on the nature of the investment and management’s intent.

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

The determination of whether a credit loss exists is based on best estimates of the present value of cash flows to be collected from the debt security. Generally, cash flows are discounted at the effective interest rate implicit in the debt security at the time of acquisition. For debt securities that are beneficial interests in securitized financial assets and are not high credit quality, ASC 325 provides that cash flows be discounted at the current yield used to accrete the beneficial interest.

The credit component of an OTTI of a debt security is recognized in earnings and the non-credit component is recognized in OCI when we do not intend to sell the security and it is more likely than not that BNY Mellon will not be required to sell the security prior to recovery.

For held-to-maturity debt securities, the amount of OTTI recorded in OCI for the non-credit portion of a previous OTTI is amortized prospectively, as an increase to the carrying amount of the security, over the remaining life of the security on the basis of the timing of future estimated cash flows of the securities. In order not to be required to recognize the non-credit component of an OTTI in earnings, management is required to assert that it does not have the intent to sell the security and that it is more likely than not it will not have to sell the security before recovery of its cost basis.

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

BNY Mellon     97

Notes to Consolidated Financial Statements (continued)

Loans and leases

Loans are reported net of any unearned discount. Loan origination and upfront commitment fees, as well as certain direct loan origination and commitment costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Deferred fees and costs are netted against outstanding loan balances. Loans held for sale are carried at the lower of cost or market value.

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

A loan is considered to be impaired, as defined by ASC 310—Accounting by Creditors for Impairment of a Loan, when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment allowance is measured on loans $1 million or greater and which meet the definition of an impaired loan per ASC 310.

Impaired loans $1 million or greater are required to be measured based upon the loan’s market price, the present value of expected future cash flows, discounted at the loan’s initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment allowance is established by either an allocation of the allowance for credit losses or by a provision for credit losses. Impairment allowances are not needed when the recorded investment in an impaired loan is less than the loan valuation.

Allowance for loan losses and allowance for lending-related commitments

The allowance for loans losses, shown as a valuation allowance to loans, and the allowance for lending-related commitments are referred to as BNY Mellon’s allowance for credit exposure. The accounting policy for the determination of the adequacy of the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

The allowance for loans losses is maintained to absorb losses inherent in the loan portfolio as of the balance sheet date based on our judgment. The allowance determination methodology is designed to provide procedural discipline in assessing the appropriateness of the allowance. Credit losses are charged against the allowance. Recoveries are added to the allowance.

The methodology for determining the allowance for lending-related commitments considers the same factors as the allowance for loan losses, as well as an estimate of the probability of drawdown. In 2011, we implemented an enhanced methodology for determining the allowance for credit losses by adding a qualitative allowance framework. Within this framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio. This change did not impact the allowance or provision for credit losses.

98     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The three elements of the allowance for loan losses and the allowance for lending-related commitments include the qualitative allowance framework. The three elements are:

•	an allowance for impaired credits of $1 million or greater;
•	an allowance for higher risk-rated credits and pass-rated credits; and
•	an allowance for residential mortgage loans.

Our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. Therefore, the first element, impaired credits, is based on individual analysis of all impaired loans of $1 million or greater. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All borrowers are assigned to pools based on their credit ratings. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. We also apply this technique to our lease financing and wealth management portfolios.

The third element, the allowance for residential mortgage loans, is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default based on a combination of external loss data from third-party databases and internal loss history is assigned for each mortgage pool. For each pool, the inherent loss is calculated using the above factors. The resulting probable loss factor is applied against the loan balance to determine the allowance held for each pool.

The qualitative framework is used to determine an additional allowance for each portfolio based on the factors below:

Internal risk factors:

•	Non-performing loans to total non-margin loans;
•	Criticized assets to total loans and lending-related commitments;
•	Ratings volatility;
•	Borrower concentration; and
•	Significant concentration in high-risk industry.

Environmental risk factors:

•	U.S. non-investment grade default rate;
•	Unemployment rate; and
•	Change in real GDP (quarter-over-quarter).

The allocation of the prior period allowance for loan losses and allowance for lending-related commitments has been restated to reflect the implementation of the qualitative allowance framework. The allocation of allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the owned asset and, for leasehold improvements, over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement. For owned and capitalized assets, estimated useful lives range from two to 40 years. Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized to operating expense over their identified useful lives.

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

BNY Mellon     99

Notes to Consolidated Financial Statements (continued)

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets’ identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed annually for impairment, or more often if events and circumstances indicate it is more likely than not they may be impaired. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates. See Note 7 of the Notes to Consolidated Financial Statements for additional disclosures related to goodwill and intangible assets.

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

Fee revenue

We record investment services fees, investment management fees, foreign exchange and other trading revenue, financing-related fees, distribution and servicing, and other revenue when the services are provided and earned based on contractual terms, when amounts are determined and collectibility is reasonably assured.

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

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange on the balance sheet date. Transaction gains and losses are included in the income statement. Translation gains and losses on investments in foreign entities with functional currencies that are not the U.S. dollar are recorded as foreign currency translation adjustments in other comprehensive results. Revenue and expense transactions are translated at the applicable daily rate or the weighted average monthly exchange rate when applying the daily rate is not practical.

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

100     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

BNY Mellon’s accounting policy regarding pensions has been identified as a “critical accounting estimate” as it is regarded to be critical to the presentation of our financial statements since it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain. See Note 19 of the Notes to Consolidated Financial Statements for additional disclosures related to pensions.

Severance

BNY Mellon provides separation benefits for U.S.-based employees through The Bank of New York Mellon Corporation Supplemental Unemployment Benefit Plan. These benefits are provided to eligible employees separated from their jobs for business reasons not related to individual performance. Basic separation benefits are generally based on the employee’s years of continuous benefited service. Severance for employees based outside of the U.S. is determined in accordance with local agreements and legal requirements. Separation expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

Derivative financial instruments

Derivative contracts, such as futures contracts, forwards, interest rate swaps, foreign currency swaps and options and similar products used in trading activities are recorded at fair value. Gains and losses are included in foreign exchange and other trading revenue in fee and other revenue. Unrealized gains are recognized as trading assets and unrealized losses are recognized as trading liabilities, after taking into consideration master netting agreements.

We enter into various derivative financial instruments for non-trading purposes primarily as part of our asset/liability management (“ALM”) process. These derivatives are designated as fair value and cash flow hedges of certain assets and liabilities when we enter into the derivative contracts. Gains and losses associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item associated with the designated risks being hedged. Gains and losses on cash flow hedges are recorded in other comprehensive income, until reclassified into earnings to meet the risks being

BNY Mellon     101

Notes to Consolidated Financial Statements (continued)

hedged. Foreign currency transaction gains and losses related to a hedged net investment in a foreign operation, net of their tax effect, are recorded with cumulative foreign currency translation adjustments within other comprehensive income.

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

We discontinue hedge accounting prospectively when we determine that a derivative is no longer an effective hedge, the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading revenue. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item. Accumulated gains and losses, net of tax effect, from discontinued cash flow hedges are reclassified from other comprehensive income and recognized in current earnings in other revenue upon receipt of the hedged cash flow.

The accounting policy for the determination of the fair value of derivative financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on the available market data. See Note 25 of the Notes to

Consolidated Financial Statements for additional disclosures related to derivative financial instruments disclosures.

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

Note 2—Accounting changes and new accounting guidance

ASU 2011-02—A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring

In April 2011, the FASB issued ASU 2011-02, “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring.” This ASU provided clarifying guidance for creditors when determining whether they granted concessions and whether the debtor is experiencing financial difficulty. For purposes of identifying and disclosing troubled debt restructurings (“TDRs”), this ASU was effective for interim and annual periods beginning after June 15, 2011 and was applied retrospectively to TDRs occurring on or after Jan. 1, 2011. Furthermore, this ASU specified that the absence of a market rate for a loan with risks similar to the restructured loan is an indicator of a TDR, but not a determinative factor, and that the assessment should consider all aspects of the restructuring. For purposes of measuring impairment of a receivable restructured in a TDR, the guidance in this ASU was applied prospectively for interim and annual periods beginning after June 15, 2011. This ASU also required an entity to disclose the information required by ASU 2010-20. See Note 6 of the Notes to Consolidated Financial Statements for these disclosures.

102     BNY Mellon

Notes to Consolidated Financial Statements (continued)

ASU 2010-6—Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued ASU 2010-6, “Improving Disclosures about Fair Value Measurements.” This amended ASC 820 to clarify existing requirements regarding disclosures of inputs and valuation techniques and levels of disaggregation. Effective March 31, 2011, this ASU required new disclosures about Level 3 purchases, sales, issuances and settlements in the roll-forward activity for fair value measurements. This ASU is required in interim and annual financial statements. See Note 22 of the Notes to Consolidated Financial Statements for these disclosures.

ASU 2010-29—Disclosure of Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations.” This ASU specified that if a public entity presents comparative financial statements, the entity would disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expanded the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination. The ASU was effective prospectively for business combinations consummated on or after Jan. 1, 2011.

Adopted in 2010

ASU 2009-17—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17 “Improvements to Financial Reporting by Entities Involved with Variable Interest Entities.” This ASU amended ASC 810 to require ongoing assessments to determine whether an entity is a VIE and whether an enterprise is the primary beneficiary of a VIE. This ASU also amended the guidance for determining which enterprise, if any, is the primary beneficiary of a VIE by requiring the enterprise to initially perform a qualitative analysis to determine if the enterprise’s variable interest or interests give it a controlling financial interest. Consolidation is based on a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. If a company has control and the right to receive benefits or the obligation to absorb losses which could potentially be significant to the VIE, then consolidation is required. This ASU was effective Jan. 1, 2010, and primarily impacted our Investment Management businesses.

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

Note 3—Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. For acquisitions completed prior to Jan. 1, 2009, we record the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable. For acquisitions completed after Jan. 1, 2009, subsequent changes in the fair value of a contingent consideration liability will be recorded through the income statement. Contingent payments totaled $17 million in 2011.

At Dec. 31, 2011, we were potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures based on contractual agreements, could range from $3 million to $35 million over the next 3 years.

Acquisitions in 2011

On July 1, 2011, BNY Mellon acquired the wealth management operations of Chicago-based Talon Asset Management (“Talon”) for cash of $11 million. We are obligated to pay, upon occurrence of certain

BNY Mellon     103

Notes to Consolidated Financial Statements (continued)

events, contingent additional consideration of $5 million, which was recorded as goodwill at the acquisition date. Talon manages assets of wealthy families and institutions. Goodwill related to this acquisition, including the contingent additional consideration, is included in our Investment Management business and totaled $10 million and is deductible for tax purposes. Customer relationship intangible assets related to this acquisition are included in our Investment Management business, with a life of 20 years, and totaled $6 million. The impact of this acquisition was not material to earnings per share in 2011.

On Nov. 30, 2011, BNY Mellon acquired Penson Financial Services Australia Pty Ltd (“Penson”), a clearing firm located in Australia, in a $33 million share purchase transaction. Goodwill related to this acquisition is included in our Investment Services business and totaled $10 million and is non-tax deductible. Customer relationship intangible assets related to this acquisition are included in our Investment Services business, with a life of nine years, and totaled $6 million. The impact of this acquisition was not material to earnings per share in 2011.

Dispositions in 2011

On Dec. 31, 2011, BNY Mellon sold the Shareowner Services business. The sales price of $550 million resulted in a pre-tax gain of $98 million. We recorded an immaterial after-tax gain primarily due to the write-off of non-tax deductible goodwill associated with the business. Excluding the gain on the sale, the Shareowner Services business contributed $273 million of revenue and $21 million of pre-tax income in 2011.

Acquisitions in 2010

On July 1, 2010, we acquired GIS for cash of $2.3 billion. GIS provides a comprehensive suite of products which includes subaccounting, fund accounting/administration, custody, managed account services and alternative investment services. Assets acquired totaled approximately $590 million. Liabilities assumed totaled approximately $250 million. Goodwill related to this acquisition totaled $1,505 million, of which $1,256 million is tax deductible and $249 million is non-tax deductible. Customer contract intangible assets related to this acquisition totaled $477 million with lives ranging from ten years to 20 years.

On Aug. 2, 2010, we acquired BAS for cash of $370 million. This transaction included the purchase of Frankfurter Service Kapitalanlage—Gesellschaft mbH (“FSKAG”), a wholly-owned fund administration affiliate. The combined business offers a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany. Assets acquired totaled approximately $3.6 billion and primarily consisted of securities of approximately $2.6 billion. Liabilities assumed totaled approximately $3.4 billion and included deposits of $2.3 billion. Goodwill related to this acquisition of $272 million is tax deductible. Customer contract intangible assets related to this acquisition totaled $40 million with a life of ten years.

On Sept. 1, 2010, we acquired I(3) Advisors of Toronto, an independent wealth advisory company, for cash of $21.1 million. Goodwill related to this acquisition totaled $8 million and is non-tax deductible. Customer relationship intangible assets related to this acquisition totaled $10 million with a life of 33 years.

Divestitures in 2010

On Jan. 15, 2010, BNY Mellon sold MUNB, our national bank subsidiary located in Florida. The results for MUNB were classified as discontinued operations. See Note 4 for additional information on the MUNB transaction.

Acquisitions in 2009

In November 2009, we acquired Insight Investment Management Limited (“Insight”) for $377 million of cash and stock. Goodwill related to this acquisition is non-tax deductible and totaled $202 million. Intangible assets (primarily customer contracts) related to the transaction, with a life up to 11 years, totaled $111 million.

104     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 4—Discontinued operations

On Jan. 15, 2010, BNY Mellon sold MUNB, our former national bank subsidiary located in Florida. We applied discontinued operations accounting to this business. Summarized financial information for discontinued operations is as follows:

Discontinued operations
(in millions)	2011	2010	2009
Fee and other revenue	$-	$-	$7
Net interest revenue	-	9	59
Provision for loan losses	-	-	191
Net interest revenue after provision for loan losses	-	9	(132)
Noninterest expense:
Staff	-	4	37
Professional, legal and other purchased services	-	4	4
Net occupancy	-	1	5
Other	-	3	16
Goodwill impairment	-	-	50
Total noninterest expense	-	12	112
Income (loss) from operations	-	(3)	(237)
Loss on assets held for sale	-	(106)	(184)
Loss on sale of MUNB	-	(1)	-
Provision (benefit) for income taxes	-	(44)	(151)
Net income (loss) from discontinued operations	$-	$(66)	$(270)

Discontinued operations assets and liabilities
	Dec. 31,
(in millions)	2011	2010
Loans, net of allowance for loan losses	$-	$183
Deferred taxes	-	90
Other assets	-	5
Assets of discontinued operations	$-	$278
Liabilities of discontinued operations	$-	$-

Certain loans were not sold as part of the MUNB transaction and are held-for-sale. Effective Jan. 1, 2011, we reclassified the remaining assets of discontinued operations of $278 million to continuing operations. Loans of $114 million at Dec. 31, 2011, are included in other assets on the balance sheet. These loans are recorded at the lower of cost or market. In 2011, we recorded income of $100 million primarily related to paydowns and valuation changes on loans held-for-sale.

Information for 2010 and 2009 included in these Financial Statements and Notes reflects continuing operations, unless otherwise noted.

Note 5—Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2011 and 2010.

Securities at Dec. 31, 2011	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$16,814	$514	$2	$17,326
U.S. Government agencies	932	26	-	958
State and political subdivisions	2,724	62	47	2,739
Agency RMBS	26,232	575	11	26,796
Alt-A RMBS	306	9	42	273
Prime RMBS	916	1	102	815
Subprime RMBS	606	2	190	418
Other RMBS	1,133	-	230	903
Commercial MBS	3,327	89	77	3,339
Asset-backed CLOs	1,480	1	37	1,444
Other asset-backed securities	527	8	3	532
Foreign covered bonds	2,410	18	3	2,425
Other debt securities	16,016	339	38	16,317	(a)
Equity securities	26	4	-	30
Money market funds	973	-	-	973
Alt-A RMBS (b)	1,790	157	68	1,879
Prime RMBS (b)	1,090	106	21	1,175
Subprime RMBS (b)	122	6	3	125
Total securities available-for-sale	77,424	1,917	874	78,467
Held-to-maturity:
U.S. Treasury	813	53	-	866
State and political subdivisions	100	3	-	103
Agency RMBS	658	39	-	697
Alt-A RMBS	153	4	19	138
Prime RMBS	121	-	10	111
Subprime RMBS	28	-	3	25
Other RMBS	1,617	47	93	1,571
Commercial MBS	28	-	2	26
Other securities	3	-	-	3
Total securities held-to-maturity	3,521	146	127	3,540
Total securities	$80,945	$2,063	$1,001	$82,007
(a)	Includes $13.1 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

BNY Mellon     105

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2010	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$12,650	$97	$138	$12,609
U.S. Government agencies	1,007	2	4	1,005
State and political subdivisions	559	4	55	508
Agency RMBS	19,383	387	43	19,727
Alt-A RMBS	475	34	39	470
Prime RMBS	1,305	8	86	1,227
Subprime RMBS	696	-	188	508
Other RMBS	1,665	1	335	1,331
Commercial MBS	2,650	89	100	2,639
Asset-backed CLOs	263	-	14	249
Other asset-backed securities	532	9	2	539
Foreign covered bonds	2,884	-	16	2,868
Other debt securities	11,800	148	57	11,891	(a)
Equity securities	36	11	-	47
Money market funds	2,538	-	-	2,538
Alt-A RMBS (b)	2,164	364	15	2,513
Prime RMBS (b)	1,626	205	6	1,825
Subprime RMBS (b)	128	30	-	158
Total securities available-for-sale	62,361	1,389	1,098	62,652
Held-to-maturity:
State and political subdivisions	119	2	-	121
Agency RMBS	397	33	-	430
Alt-A RMBS	215	5	19	201
Prime RMBS	149	2	5	146
Subprime RMBS	28	-	3	25
Other RMBS	2,709	69	81	2,697
Commercial MBS	34	-	1	33
Other securities	4	-	-	4
Total securities held-to-maturity	3,655	111	109	3,657
Total securities	$66,016	$1,500	$1,207	$66,309
(a)	Includes $11.0 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	Previously included in the Grantor Trust.

Net securities gains (losses)
(in millions)	2011	2010	2009
Realized gross gains	$183	$48	$130
Realized gross losses	(56)	(5)	(1,648)
Recognized gross impairments	(79)	(16)	(3,851)
Total net securities gains (losses)	$48	$27	$(5,369)

Temporarily impaired securities

At Dec. 31, 2011, substantially all of the unrealized losses on the investment securities portfolio were attributable to credit spreads widening since purchase, and interest rate movements. We do not intend to sell these securities and it is not more likely than not that we will have to sell.

106     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

Temporarily impaired securities at Dec. 31, 2011	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$118	$2	$-	$-	$118	$2
State and political subdivisions	483	2	157	45	640	47
Agency RMBS	3,844	10	140	1	3,984	11
Alt-A RMBS	132	16	69	26	201	42
Prime RMBS	324	25	447	77	771	102
Subprime RMBS	-	-	400	190	400	190
Other RMBS	5	4	895	226	900	230
Commercial MBS	340	2	495	75	835	77
Asset-backed CLOs	1,143	26	211	11	1,354	37
Other asset-backed securities	60	1	18	2	78	3
Foreign covered bonds	368	1	406	2	774	3
Other debt securities	2,867	12	54	26	2,921	38
Alt-A RMBS (a)	595	53	29	15	624	68
Prime RMBS (a)	437	21	-	-	437	21
Subprime RMBS (a)	50	3	-	-	50	3
Total securities available-for-sale	$10,766	$178	$3,321	$696	$14,087	$874
Held-to-maturity:
Alt-A RMBS	$69	$3	$42	$16	$111	$19
Prime RMBS	-	-	56	10	56	10
Subprime RMBS	-	-	25	3	25	3
Other RMBS	107	2	573	91	680	93
Commercial MBS	-	-	26	2	26	2
Total securities held-to-maturity	$176	$5	$722	$122	$898	$127
Total temporarily impaired securities	$10,942	$183	$4,043	$818	$14,985	$1,001
(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Temporarily impaired securities at Dec. 31, 2010	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$6,519	$138	$-	$-	$6,519	$138
U.S. Government agencies	489	4	-	-	489	4
State and political subdivisions	210	39	122	16	332	55
Agency RMBS	5,079	42	206	1	5,285	43
Alt-A RMBS	55	3	104	36	159	39
Prime RMBS	315	13	739	73	1,054	86
Subprime RMBS	3	-	484	188	487	188
Other RMBS	49	17	1,275	318	1,324	335
Commercial MBS	28	1	536	99	564	100
Asset-backed CLOs	-	-	249	14	249	14
Other asset-backed securities	1	-	32	2	33	2
Foreign covered bonds	2,553	16	-	-	2,553	16
Other debt securities	1,068	37	61	20	1,129	57
Alt-A RMBS (a)	196	15	-	-	196	15
Prime RMBS (a)	139	6	-	-	139	6
Total securities available-for-sale	$16,704	$331	$3,808	$767	$20,512	$1,098
Held-to-maturity:
Alt-A RMBS	$18	$-	$108	$19	$126	$19
Prime RMBS	-	-	73	5	73	5
Subprime RMBS	-	-	25	3	25	3
Other RMBS	315	5	614	76	929	81
Commercial MBS	-	-	33	1	33	1
Total securities held-to-maturity	$333	$5	$853	$104	$1,186	$109
Total temporarily impaired securities	$17,037	$336	$4,661	$871	$21,698	$1,207
(a)	Previously included in the Grantor Trust.

BNY Mellon     107

Notes to Consolidated Financial Statements (continued)

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our investment securities portfolio at Dec. 31, 2011.

Investment securities portfolio	U.S. Treasury		U.S Government agency		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$1,165	0.96%	$-	-%	$60	1.44%	$5,005	1.47%	$-	-%	$6,230
Over 1 through 5 years	11,618	1.03	958	1.63	1,155	1.93	11,547	1.40	-	-	25,278
Over 5 through 10 years	2,313	2.83	-	-	1,063	3.87	731	2.82	-	-	4,107
Over 10 years	2,230	3.11	-	-	461	4.80	1,459	3.66	-	-	4,150
Mortgage-backed securities	-	-	-	-	-	-	-	-	35,723	4.45	35,723
Asset-backed securities	-	-	-	-	-	-	-	-	1,976	1.91	1,976
Equity securities (b)	-	-	-	-	-	-	-	-	1,003	0.01	1,003
Total	$17,326	1.53%	$958	1.63%	$2,739	3.16%	$18,742	1.65%	$38,702	4.20%	$78,467
Securities held-to-maturity:
One year or less	$-	-%	$-	-%	$-	-%	$3	-%	$-	-%	$3
Over 1 through 5 years	413	1.71	-	-	1	6.87	-	-	-	-	414
Over 5 through 10 years	400	2.62	-	-	32	6.66	-	-	-	-	432
Over 10 years	-	-	-	-	67	6.58	-	-	-	-	67
Mortgage-backed securities	-	-	-	-	-	-	-	-	2,605	2.68	2,605
Total	$813	2.17%	$-	-%	$100	6.60%	$3	-%	$2,605	2.68%	$3,521
(a)	Yields are based upon the amortized cost of securities.
(b)	Includes money market funds.

Other-than-temporary impairment

We routinely conduct periodic reviews of all securities using economic models to identify and evaluate each investment security to determine whether OTTI has occurred. Various inputs to the economic models are used to determine if an unrealized loss on securities is other-than-temporary. For example, the most significant inputs related to non-agency RMBS are:

•

Default rate—the number of mortgage loans expected to go into default over the life of the transaction, which is driven by the roll rate of loans in each performance bucket that will ultimately migrate to default; and

•	Severity—the loss expected to be realized when a loan defaults.

To determine if an unrealized loss is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity)

in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given security will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

In addition, we have estimated the expected loss by taking into account observed performance of the underlying securities, industry studies, market forecasts, as well as our view of the economic outlook affecting collateral.

The table below shows the projected weighted-average default rates and loss severities for the 2007, 2006 and late 2005 non-agency RMBS at Dec. 31, 2011 and 2010.

Projected weighted-average default rates and severities
	Dec. 31, 2011		Dec. 31, 2010
	Default Rate	Severity	Default Rate	Severity
Alt-A	44%	57%	42%	49%
Subprime	63%	73%	68%	65%
Prime	25%	43%	20%	42%

108     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table provides pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2011	2010	2009
U.S. Treasury	$77	$15	$-
Agency RMBS	8	15	-
Alt-A RMBS	(36)	(13)	(3,113)
Prime RMBS	(1)	-	(1,008)
Subprime RMBS	(21)	(4)	(322)
European floating rate notes	(39)	(3)	(269)
Sovereign debt	36	-	-
Home equity lines of credit	-	-	(205)
Commercial MBS	-	-	(89)
Grantor Trust	-	-	(39)
Credit cards	-	-	(26)
ABS CDOs	-	-	(23)
Other	24	17	(275)
Total net securities gains (losses)	$48	$27	$(5,369)

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

Debt securities credit loss roll forward
(in millions)	2011	2010
Beginning balance as of Jan. 1	$182	$244
Add: Initial OTTI credit losses	61	10
Subsequent OTTI credit losses	18	6
Less: Realized losses for securities sold / consolidated	8	78
Ending balance as of Dec. 31	$253	$182

At Dec. 31, 2011, assets amounting to $77.0 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $68.2 billion of securities, $4.9 billion of interest-bearing deposits with banks and $3.9 billion of loans. Also included in these pledged assets was securities available-for-sale of $1.6 billion which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. We obtain securities under resale, securities borrowed and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2011, the market value of the securities received that can be sold or repledged was $14.0 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2011, the market value of collateral repledged and sold was $2.5 billion.
Note 6—Loans and asset quality

Loans

The table below provides the details of our loan distribution and industry concentrations of credit risk at Dec. 31, 2011 and 2010:

Loans	Dec. 31,
(in millions)	2011	2010 (a)
Domestic:
Financial institutions	$4,606	$4,630
Commercial	752	1,250
Wealth management loans and mortgages	7,342	6,506
Commercial real estate	1,449	1,592
Lease financings (b)	1,558	1,605
Other residential mortgages	1,923	2,079
Overdrafts	2,958	4,524
Other	623	771
Margin loans	12,760	6,810
Total domestic	33,971	29,767
Foreign:
Financial institutions	6,538	4,626
Commercial	528	345
Lease financings (b)	1,051	1,545
Other (primarily overdrafts)	1,891	1,525
Total foreign	10,008	8,041
Total loans	$43,979	$37,808
(a)	Presented on a continuing operations basis.
(b)	Net of unearned income on domestic and foreign lease financings of $1,343 million at Dec. 31, 2011 and $2,036 million at Dec. 31, 2010.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $3 million at both Dec. 31, 2011 and Dec. 31, 2010, and $4 million at Dec. 31, 2009. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

Our loan portfolio is comprised of three portfolio segments: commercial, lease financing and mortgages. We manage our portfolio at the class level which is comprised of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages, and other residential mortgages. The following tables are presented for each class of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

BNY Mellon     109

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses activity for the year ended Dec. 31, 2011					Wealth management loans and mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing		Other residential mortgages	All Other (a)		Foreign (b)	Total
Beginning balance	$93	$40	$11	$90	$41	$235	$1		$60	$571
Charge-offs	(6)	(4)	(8)	-	(1)	(56)	-		(8)	(83)
Recoveries	3	-	2	-	-	3	-		-	8
Net (charge-offs) recoveries	(3)	(4)	(6)	-	(1)	(53)	-		(8)	(75)
Provision	1	(2)	58	(24)	(11)	(26)	(1)		6	1
Ending balance	$91	$34	$63	$66	$29	$156	$-		$58	$497
Allowance for:
Loans losses	$33	$24	$41	$66	$23	$156	$-		$51	$394
Unfunded commitments	58	10	22	-	6	-	-		7	103
Individually evaluated for impairment:
Loan balance	$26	$38	$24	$-	$30	$-	$-		$10	$128
Allowance for loan losses	9	7	7	-	5	-	-		4	32

Collectively evaluated for impairment:
Loan balance	$726	$1,411	$4,582	$1,558	$7,312	$1,923	$16,341	(a)	$9,998 (b)	$43,851
Allowance for loan losses	24	17	34	66	18	156	-		47	362
(a)	Includes $2,958 million of domestic overdrafts, $12,760 million of margin loans and $623 million of other loans at Dec. 31, 2011.
(b)	Includes $1,891 million of other foreign loans (primarily overdrafts) at Dec. 31, 2011.

Allowance for credit losses activity for the year ended Dec. 31, 2010					Wealth management loans and mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing		Other residential mortgages	All Other (a)		Foreign (b)		Total
Beginning balance	$155	$45	$76	$80	$58	$164	$-		$50		$628
Charge-offs	(5)	(8)	(25)	-	(4)	(46)	-		-		(88)
Recoveries	15	1	2	-	-	2	-		-		20
Net charge-offs	10	(7)	(23)	-	(4)	(44)	-		-		(68)
Provision	(72)	2	(42)	10	(13)	115	1		10		11
Ending balance	$93	$40	$11	$90	$41	$235	$1		$60		$571
Allowance for:
Loans losses	$51	$28	$1	$90	$38	$235	$1		$54		$498
Unfunded commitments	42	12	10	-	3	-	-		6		73
Individually evaluated for impairment:
Loan balance	$32	$44	$4	$-	$53	$-	$-		$7		$140
Allowance for loan losses	10	9	-	-	5	-	-		2		26

Collectively evaluated for impairment:
Loan balance	$1,218	$1,548	$4,626	$1,605	$6,453	$2,079	$12,105	(a)	$8,034	(b)	$37,668
Allowance for loan losses	41	19	1	90	33	235	1		52		472
(a)	Includes $4,524 million of domestic overdrafts, $6,810 million of margin loans and $771 million of other loans at Dec. 31, 2010.
(b)	Includes $1,525 million of other foreign loans (primarily overdrafts) at Dec. 31, 2010.

110     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2009					Wealth management loans and mortgages	Other residential mortgages	All Other (a)		Foreign (b)		Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing

Beginning balance	$180	$59	$57	$90	$32	$88	$2		$21		$529
Charge-offs	(90)	(31)	(34)	-	(1)	(60)	-		-		(216)
Recoveries	-	-	-	1	1	-	-		-		2
Net charge-offs	(90)	(31)	(34)	1	-	(60)	-		-		(214)
Provision	66	34	53	(11)	26	137	(2)		29		332
Transferred to discontinued operations	(1)	(17)	-	-	-	(1)	-		-		(19)
Ending balance	$155	$45	$76	$80	$58	$164	$-		$50		$628
Allowance for:
Loans losses	$94	$31	$42	$80	$56	$164	$-		$36		$503
Unfunded commitments	61	14	34	-	2	-	-		14		125
Individually evaluated for impairment:
Loan balance	$63	$58	$171	$-	$53	$-	$-		$-		$345
Allowance for loan losses	10	13	25	-	3	-	-		-		51

Collectively evaluated for impairment:
Loan balance	$2,261	$1,986	$5,338	$1,703	$6,109	$2,179	$9,010	(a)	$7,758	(b)	$36,344
Allowance for loan losses	84	18	17	80	53	164	-		36		452
(a)	Includes $3,946 million of domestic overdrafts, $4,657 million of margin loans and $407 million of other loans at Dec. 31, 2009.
(b)	Includes $2,109 million of other foreign loans (primarily overdrafts) at Dec. 31, 2009.

Nonperforming assets

The table below sets forth information about our nonperforming assets.

Nonperforming assets	Dec. 31,
(in millions)	2011	2010
Nonperforming loans:
Domestic:
Other residential mortgages	$203	$244
Commercial real estate	40	44
Wealth management	32	59
Financial institutions	23	5
Commercial	21	34
Total domestic	319	386
Foreign loans	10	7
Total nonperforming loans	329	393
Other assets owned	12	6
Total nonperforming assets (a)	$341	$399
(a)	Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in these loans are nonperforming loans of $101 million at Dec. 31, 2011 and $218 million at Dec. 31, 2010. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

At Dec. 31, 2011, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

Lost interest
(in millions)	2011	2010	2009
Amount by which interest income recognized on nonperforming loans exceeded reversals:
Total	$2	$2	$2
Foreign	-	-	-
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:
Total (a)	$17	$20	$19
Foreign	-	-	-
(a)	Lost interest excludes discontinued operations for 2010 and 2009.

BNY Mellon     111

Notes to Consolidated Financial Statements (continued)

Impaired loans

The table below sets forth information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	Year ended
	Dec. 31, 2011		Dec. 31, 2010		Dec. 31, 2009
(in millions)	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized	Recorded Investment
Impaired loans with an allowance:
Commercial	$27	$1	$30	$1	$30
Commercial real estate	22	-	34	-	49
Financial institutions	9	-	35	-	171
Wealth management loans and mortgages	37	1	53	1	53
Foreign	10	-	2	-	-
Total impaired loans with an allowance	105	2	154	2	303
Impaired loans without an allowance:
Commercial	1	-	6	-	33
Commercial real estate	13	-	11	-	9
Wealth management loans and mortgages	2	-	3	-	-
Total impaired loans without an allowance (a)	16	-	20	-	42
Total impaired loans	$121	$2	$174	$2	$345
Allowance for impaired loans (b)					$51
Average balance of impaired loans – 2009					216
Interest income recognized on impaired loans					2
(a)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(b)	The allowance for impaired loans is included in the allowance for loan losses.

Impaired loans	Dec. 31, 2011			Dec. 31, 2010
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Recorded investment	Unpaid principal balance	Related allowance
Impaired loans with an allowance:
Commercial	$26	$31	$9	$30	$30	$10
Commercial real estate	35	41	7	25	39	9
Financial institutions	21	21	7	4	10	-
Wealth management loans and mortgages	27	27	5	52	52	5
Foreign	10	18	4	7	7	2
Total impaired loans with an allowance	119	138	32	118	138	26
Impaired loans without an allowance:
Commercial	-	-	-	2	6	-
Commercial real estate	3	3	-	19	19	-
Financial institutions	3	9	-	-	-	-
Wealth management loans and mortgages	3	3	-	1	2	-
Total impaired loans without an allowance (b)	9	15	-	22	27	-
Total impaired loans (c)	$128	$153	$32	$140	$165	$26
(a)	The allowance for impaired loans is included in the allowance for loan losses.
(b)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(c)	Excludes an aggregate of $2 million of impaired loans in amounts individually less than $1 million at Dec. 31, 2011 and $3 million at Dec. 31, 2010. The allowance for loan loss associated with these loans totaled less than $1 million at both Dec. 31, 2011 and Dec. 31, 2010.

112     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Past due loans

The table below sets forth information about our past due loans.

Past due loans and still accruing interest	Dec. 31, 2011				Dec. 31, 2010
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	>90		30-59	60-89	>90
Domestic:
Commercial real estate	$118	$9	$-	$127	$174	$-	$11	$185
Wealth management loans and mortgages	89	3	-	92	62	4	6	72
Commercial	60	7	-	67	10	1	1	12
Other residential mortgages	36	10	13	59	40	15	15	70
Financial institutions	36	-	-	36	10	1	-	11
Total domestic	339	29	13	381	296	21	33	350
Foreign	-	-	-	-	-	-	-	-
Total past due loans	$339	$29	$13	$381	$296	$21	$33	$350

Troubled debt restructurings (“TDRs”)

A modified loan is considered a TDR if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered. A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Not all modified loans are considered TDRs. At Dec. 31, 2011, there were no unfunded lending-related commitments to debtors whose terms have been modified in TDRs.

As a result of adopting ASU 2011-02, Receivables (Topic 310): A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring effective July 1, 2011, we reassessed all loan restructurings that occurred on or after Jan. 1, 2011 through June 30, 2011 and determined that no additional modified loans would have qualified as TDRs.

In the fourth quarter of 2011, 11 other residential mortgage loans were restructured in TDRs. The pre-modification and post-modification outstanding recorded investment was $5 million. The modifications of the other residential mortgage loans consisted of reducing the stated interest rate and in certain cases, extending the interest only payment period and/or maturity date. The value of modified loans is based on the fair value of the collateral. Probable loss factors are applied to the value of the modified loans to determine the allowance for credit losses.

One of the residential mortgage loans that had been restructured in a TDR during the previous 12 months subsequently defaulted during the fourth quarter of 2011. The total recorded investment of this loan was less than $1 million.

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

The following tables set forth information about credit quality indicators.

Commercial loan portfolio

Commercial loan portfolio – Credit risk profile by creditworthiness category
	Commercial		Commercial real estate		Financial institutions
(in millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Investment grade	$906	$964	$1,062	$1,072	$9,643	$7,894
Noninvestment grade	374	631	387	520	1,501	1,362
Total	$1,280	$1,595	$1,449	$1,592	$11,144	$9,256

BNY Mellon     113

Notes to Consolidated Financial Statements (continued)

The commercial loan portfolio is divided into investment grade and non-investment grade categories based on rating criteria largely consistent with those of the public rating agencies. Each customer in the portfolio is assigned an internal rating grade. These internal rating grades are generally consistent with the ratings categories of the public rating agencies. Customers with ratings consistent with BBB- (S&P)/Baa3 (Moody’s) or better are considered to be investment grade. Those clients with ratings lower than this threshold are considered to be non-investment grade.

Wealth management loans and mortgages

Wealth management loans and mortgages – Credit risk profile by internally assigned grade
(in millions)	Dec. 31, 2011	Dec. 31, 2010
Wealth management loans:
Investment grade	$3,450	$2,995
Noninvestment grade	111	170
Wealth management mortgages	3,781	3,341
Total	$7,342	$6,506

Wealth management non-mortgage loans are not typically rated by external rating agencies. A majority of the wealth management loans are secured by the customers’ investment management accounts or custody accounts. Eligible assets pledged for these loans are typically investment grade, fixed income securities, equities and/or mutual funds. Internal ratings for this portion of the wealth management portfolio, therefore, would equate to investment-grade external ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets, including business assets, fixed assets, or a modest amount of commercial real estate. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portfolio of loans to be of investment grade quality.

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 62% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2011.

At Dec. 31, 2011, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York – 24%; Massachusetts – 17%; California – 17%; Florida – 8%; and other – 34%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of one to four family residential mortgage loans and totaled $1,923 million at Dec. 31, 2011. These loans are not typically correlated to external ratings. Included in this portfolio is $596 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2011, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 76% at origination and 28% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, Maryland and the tri-state area (New York, New Jersey and Connecticut).

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $4,849 million at Dec. 31, 2011 and $6,049 million at Dec. 31, 2010. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Margin loans

We had $12,760 million of secured margin loans on our balance sheet at Dec. 31, 2011, compared with $6,810 million at Dec. 31, 2010. Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them.

Other loans

Other loans primarily includes loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities, as well as bankers’ acceptances.

Reverse repurchase agreements

Reverse repurchase agreements are transactions fully collateralized with high-quality liquid securities. These transactions carry minimal credit risk and therefore are not allocated an allowance for credit losses.

114     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 7—Goodwill and intangible assets

Goodwill impairment testing

BNY Mellon’s three business segments include seven reporting units for which annual goodwill impairment testing is done in accordance with ASC 350. The Investment Management segment is comprised of two reporting units; the Investment Services segment is comprised of four reporting units; and one reporting unit is included in the Other segment.

The goodwill impairment test is performed in two steps. The first step compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit were to exceed its estimated fair value, a second step would be performed that would compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. An impairment loss would be recorded to the extent that the carrying amount of goodwill exceeds its implied fair value.

The Company performed its annual goodwill impairment testing for all reporting units in the second quarter of 2011.

The broad decline of stock prices throughout the U.S. stock market in the second half of 2011 also impacted the Company’s stock price, which declined below the Company’s net book value per share. As a result of this sustained decline in the second half of 2011, the Company performed an interim goodwill test of all its reporting units in the fourth quarter of 2011. The estimated fair values of each of the Company’s reporting units exceeded their carrying values in the interim test and no goodwill impairment was recognized.

Goodwill

The level of goodwill decreased in 2011 compared with 2010 as a result of the sale of Shareowner Services and foreign exchange translation on non-U.S. dollar denominated goodwill, partially offset by the acquisitions of Penson Financial Services, Talon Asset Management and contingent payments on previous acquisitions.

The table below provides a breakdown of goodwill by business.

Goodwill by business (in millions)	Investment Management	Investment Services	Other	Consolidated
Balance at Dec. 31, 2009	$9,312	$6,890	$47	$16,249
Acquisitions	8	1,790	-	1,798
Foreign exchange translation	(44)	(30)	(1)	(75)
Other (a)	83	(7)	(6)	70
Balance at Dec. 31, 2010	$9,359	$8,643	$40	$18,042
Acquisitions/dispositions	10	(118)	-	(108)
Foreign exchange translation	(32)	(29)	-	(61)
Other (a)	36	(5)	-	31
Balance at Dec. 31, 2011	$9,373	$8,491	$40	$17,904
(a)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

The decrease in intangible assets in 2011 compared with 2010 resulted from amortization of intangible assets and the sale of Shareowner Services, partially offset by the acquisition of customer contracts in the Investment Services and Investment Management businesses. Also, in 2011, we recorded $9 million in impairment charges to write-down the value of a software technology intangible to its fair value. This impairment charge is included in other expense on the income statement.

Amortization of intangible assets was $428 million, $421 million and $426 million in 2011, 2010 and 2009, respectively.

BNY Mellon     115

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business
(in millions)	Investment Management	Investment Services	Other	Consolidated
Balance at Dec. 31, 2009	$2,825	$1,911	$852	$5,588
Acquisitions	15	530	-	545
Amortization	(237)	(182)	(2)	(421)
Foreign exchange translation	(9)	-	-	(9)
Other (a)	(2)	(5)	-	(7)
Balance at Dec. 31, 2010	$2,592	$2,254	$850	$5,696
Acquisitions/dispositions	6	(111)	-	(105)
Amortization	(214)	(212)	(2)	(428)
Foreign exchange translation	(2)	(2)	-	(4)
Impairment	-	(9)	-	(9)
Other (a)	-	2	-	2
Balance at Dec. 31, 2011	$2,382	$1,922	$848	$5,152
(a)	Other changes in intangible assets include purchase price adjustments and certain other reclassifications.

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2011				Dec. 31, 2010
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships—Investment Management	$2,109	$(1,189)	$920	12 yrs.	$2,102	$(983)	$1,119
Customer contracts—Investment Services	2,351	(834)	1,517	13 yrs.	2,566	(736)	1,830
Other	131	(95)	36	5 yrs.	134	(86)	48
Total subject to amortization	4,591	(2,118)	2,473	13 yrs.	4,802	(1,805)	2,997
Not subject to amortization: (a)
Trade name	1,366	N/A	1,366	N/A	1,375	N/A	1,375
Customer relationships	1,313	N/A	1,313	N/A	1,314	N/A	1,314
Other	-	N/A	-	N/A	10	N/A	10
Total not subject to amortization	2,679	N/A	2,679	N/A	2,699	N/A	2,699
Total intangible assets	$7,270	$(2,118)	$5,152	N/A	$7,501	$(1,805)	$5,696
(a)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2012	$383
2013	333
2014	297
2015	266
2016	236

Note 8—Other assets

Other assets	Dec. 31,	Dec. 31,
(in millions)	2011	2010
Corporate/bank owned life insurance	$4,216	$4,071
Accounts receivable	4,208	3,506
Equity in joint ventures and other investments (a)	2,677	2,643
Income taxes receivable	2,573	2,826
Fair value of hedging derivatives	1,600	836
Software	986	896
Fails to deliver	961	1,428
Prepaid expenses	784	834
Due from customers on acceptances	321	424
Prepaid pension assets	144	732
Other	1,369	594
Total other assets	$19,839	$18,790
(a)	Includes Federal Reserve Bank stock of $429 million and $400 million, respectively, at cost.

116     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Seed capital and private equity investments valued using net asset value per share

In our Investment Management business, we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors; as part of that activity we make seed capital investments in certain funds. BNY Mellon also holds private equity investments, which consist of investments in private equity funds, mezzanine financings and direct equity investments. Seed capital and private equity investments are included in other assets. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to private equity investments.

The fair value of these investments has been estimated using the net asset value (“NAV”) per share of BNY Mellon’s ownership interest in the funds. The table below presents information about BNY Mellon’s investments in seed capital and private equity investments.

Seed capital and private equity investments valued using NAV – Dec. 31, 2011
(dollar amounts in millions)	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Hedge funds (a)	$9	$-	Monthly-quarterly	3-45 days
Private equity funds (b)	122	24	N/A	N/A
Other funds (c)	63	-	Monthly-yearly	(c	)
Total	$194	$24

(a)	Hedge funds include multi-strategy funds that utilize a variety of investment strategies and equity long-short hedge funds that include various funds that invest over both long-term investment and short-term investment horizons.
(b)	Private equity funds primarily include numerous venture capital funds that invest in various sectors of the economy. Private equity funds do not have redemption rights. Distributions from such funds will be received as the underlying investments in the funds are liquidated.
(c)	Other funds include various market neutral, leveraged loans, real estate and structured credit funds. Redemption notice periods vary by fund.

BNY Mellon     117

Notes to Consolidated Financial Statements (continued)

Note 9—Deposits

Total time deposits in denominations of $100,000 or greater was $44.2 billion at Dec. 31, 2011, and $35.3 billion at Dec. 31, 2010. At Dec. 31, 2011, the scheduled maturities of all time deposits are as follows: 2012 – $44.6 billion; 2013 – $3 million; 2014 – $20 million; 2015 – $3 million; 2016 –$- million; and 2017 and thereafter – $4 million.

Note 10—Net interest revenue

Net interest revenue
(in millions)	2011	2010	2009
Interest revenue
Non-margin loans	$681	$738	$874
Margin loans	129	88	69
Securities:
Taxable	1,949	1,944	1,718
Exempt from federal income taxes	36	25	30
Total securities	1,985	1,969	1,748
Other short-term investments-U.S. government-backed commercial paper	-	-	9
Deposits in banks	543	491	684
Deposits with the Federal Reserve and other central banks	148	49	43
Federal funds sold and securities purchased under resale agreements	28	64	31
Trading assets	74	71	50
Total interest revenue	3,588	3,470	3,508
Interest expense
Deposits in domestic offices	47	49	57
Deposits in foreign offices	194	82	115
Borrowings from Federal Reserve related to ABCP	-	-	7
Federal funds purchased and securities sold under repurchase agreements	2	43	-
Trading liabilities	32	41	22
Other borrowed funds	21	24	20
Customer payables	7	6	6
Long-term debt	301	300	366
Total interest expense	604	545	593
Net interest revenue	$2,984	$2,925	$2,915

Note 11—Other noninterest expense

The following table provides a breakdown of other noninterest expense presented on the consolidated income statement.

Other noninterest expense
(in millions)	2011	2010	2009
Litigation	$210	$217	$34
Communications	173	140	115
Clearing	135	127	117
Other	629	576	688
Total other	$1,147	$1,060	$954

Note 12—Restructuring charges

Operational efficiency initiatives

In 2011, we announced our operational efficiency initiatives which include an expense reduction initiative impacting approximately 1,500 positions or approximately 3% of our global workforce, as well as additional initiatives to transform operations, technology and corporate services that will increase productivity and reduce the growth rate of expenses. We recorded a pre-tax restructuring charge of $107 million related to the global efficiency initiatives in 2011. The aggregate restructuring charge is recorded as a separate line on the income statement. This charge was comprised of $78 million of severance costs and $29 million primarily for operating lease-related items and consulting costs. The following table presents the activity in the restructuring reserve related to the operational efficiency initiatives through Dec. 31, 2011.

Operational efficiency initiatives 2011 – restructuring charge reserve activity
(in millions)	Severance	Other	Total
Original restructuring charge	$78	$29	$107
Utilization	(4)	(29)	(33)
Balance at Dec. 31, 2011	$74	$-	$74

This restructuring charge was recorded in the Other segment as it is a corporate initiative and not directly related to the operating performance of the businesses. The table below presents the restructuring charge if it had been allocated by business.

Operational efficiency initiatives 2011 – restructuring charge by business
(in millions)	2011
Investment Management	$17
Investment Services	41
Other segment (including Business Partners)	49
Total restructuring charge	$107

118     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Global location strategy

BNY Mellon continues to execute its global location strategy. This strategy includes migrating positions to our global growth centers and is expected to result in moving and/or eliminating approximately 2,400 positions. In 2009, we recorded a pre-tax restructuring charge of $139 million related to this strategy. This charge was comprised of $102 million for severance costs and $37 million primarily for asset write-offs and expense related to the closing of offices. In 2011, we recorded a recovery of $15 million associated with the global location strategy.

Severance payments related to these positions are primarily paid over the salary continuance period in accordance with the separation plan.

The following table presents the activity in the restructuring reserve related to the global location strategy through Dec. 31, 2011.

Global location strategy 2009 – restructuring charge reserve activity
(in millions)	Severance	Asset write-offs/ other	Total
Original restructuring charge	$102	$37	$139
Utilization	-	(23)	(23)
Balance at Dec. 31, 2009	102	14	116
Additional charges	29	6	35
Utilization	(50)	(1)	(51)
Balance at Dec. 31, 2010	$81	$19	$100
Additional (recovery)	(15)	-	(15)
Utilization	(39)	(8)	(47)
Balance at Dec. 31, 2011	$27	$11	$38

This restructuring charge was recorded in the Other segment as it is a corporate initiative and not directly related to the operating performance of the businesses. The table below presents the restructuring charge if it had been allocated by business.

Global location strategy 2009 – restructuring charge (recovery) by business				Total charges since inception
(in millions)	2011	2010	2009
Investment Management	$-	$15	$40	$55
Investment Services	(18)	26	68	76
Other segment (including Business Partners)	3	(6)	31	28
Total restructuring charge	$(15)	$35	$139	$159

Workforce reduction program

In the fourth quarter of 2008, we announced that, due to weakness in the global economy, we would reduce our workforce by an estimated 1,800 positions, and as a result, recorded a pre-tax restructuring charge of $181 million. In 2011, we recorded a recovery of $3 million associated with this workforce reduction program.

We completed this program in 2010. At Dec. 31, 2011, severance payments related to positions covered by this program were substantially completed.

The following table presents the activity in the restructuring reserve related to the workforce reduction program through Dec. 31, 2011.

Workforce reduction program 2008 – restructuring charge reserve activity
(in millions)	Severance	Other	Total
Original restructuring charge	$166	$15	$181
Additional charges	4	7	11
Utilization	(105)	(22)	(127)
Balance at Dec. 31, 2009	$65	$-	$65
Additional (recovery)	(7)	-	(7)
Utilization	(42)	-	(42)
Balance at Dec. 31, 2010	$16	$-	$16
Additional (recovery)	(3)	-	(3)
Utilization	(13)	-	(13)
Balance at Dec. 31, 2011	$-	$-	$-

This restructuring charge was recorded in the Other segment as it is a corporate initiative and not directly related to the operating performance of the businesses. The table below presents the restructuring charge if it had been allocated by business.

Workforce reduction program 2008 – restructuring charge (recovery) by business
(in millions)	2011	2010	2009	Total charges since inception
Investment Management	$(1)	$(5)	$9	$80
Investment Services	(2)	(2)	(2)	54
Other (including Business Partners)	-	-	4	48
Total restructuring charge	$(3)	$(7)	$11	$182

BNY Mellon     119

Notes to Consolidated Financial Statements (continued)

Note 13—Income taxes

Provision (benefit) for income taxes	Year ended Dec. 31,
(in millions)	2011	2010 (a)	2009 (a)
Current taxes (benefits):
Federal	$691	$(670)	$289
Foreign	317	408	185
State and local	28	110	101
Total current tax expense (benefit)	1,036	(152)	575
Deferred taxes:
Federal	(34)	1,278	(1,676)
Foreign	(16)	(75)	-
State and local	62	(4)	(294)
Total deferred tax expense (benefit)	12	1,199	(1,970)
Provision (benefit) for income taxes	$1,048	$1,047	$(1,395)
(a)	Based on continuing operations for 2010 and 2009.

The components of income (loss) before taxes are as follows:

Components of income (loss) before taxes	Year ended Dec. 31,
(in millions)	2011	2010 (a)	2009 (a)
Domestic	$2,336	$2,363	$(3,022)
Foreign	1,281	1,331	814
Income (loss) before taxes	$3,617	$3,694	$(2,208)
(a)	Based on continuing operations for 2010 and 2009.

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2011	2010
Depreciation and amortization	$2,599	$2,366
Lease financings	1,040	1,093
Pension obligation	(49)	190
Reserves not deducted for tax	(401)	(331)
Credit losses on loans	(290)	(409)
Net operating loss carryover	(126)	(112)
Employee benefits	(544)	(543)
Equity investments	238	227
Other assets	(289)	(264)
Other liabilities	378	380
Net deferred tax liability	$2,556	$2,597

As of Dec. 31, 2011, we have net operating loss carryforwards for state and local income tax purposes of $1.6 billion which will expire in 2029. We have a German net operating loss carryforward of $110 million with an indefinite life. In addition, we have alternative minimum tax credit carryforwards of $45 million with an indefinite life. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2011, we had approximately $3.5 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no provision has been recorded for income tax that would occur if repatriated. It is not practicable at this time to determine the income tax liability that would result upon repatriation of these earnings.

The following table presents a reconciliation of the statutory federal income tax rate to our effective income tax rate applicable to income from continuing operations.

	0000	0000	0000
Effective tax rate	Year ended Dec. 31,
	2011	2010	2009
Federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	1.6	2.4	4.5
Credit for low-income housing investments	(1.9)	(1.8)	2.6
Tax-exempt income	(2.6)	(2.3)	2.9
Foreign operations	(3.2)	(5.2)	3.5
Tax settlements	-	-	4.0
Tax loss on mortgages	-	-	10.8
Other – net	0.1	0.2	(0.1)
Effective rate	29.0%	28.3%	63.2%

	000000	000000	000000
Unrecognized tax positions
(in millions)	2011	2010	2009
Beginning balance at Jan. 1, – gross	$289	$335	$189
Prior period tax positions:
increases	24	97	225
decreases	(12)	(60)	(30)
Current period tax positions	16	41	10
Settlements	(64)	(119)	(58)
Statute expiration	(3)	(5)	(1)
Ending balance at Dec. 31, – gross	$250	$289	$335

Our total tax reserves as of Dec. 31, 2011 were $250 million compared with $289 million at Dec. 31, 2010. If these tax reserves were unnecessary, $250 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2011 is accrued interest, where applicable, of $59 million. The additional tax expense related to interest for the year ended Dec. 31, 2011 was $31 million compared with $9 million for the year ended Dec. 31, 2010.

As previously disclosed, on Nov. 10, 2009 BNY Mellon filed a petition with the U.S. Tax Court

120     BNY Mellon

Notes to Consolidated Financial Statements (continued)

challenging the IRS’ disallowance of certain foreign tax credits claimed for the 2001 and 2002 tax years. The aggregate tax for all of the years in question is approximately $900 million, including interest. A trial is currently scheduled for April 16, 2012. See Note 24 of the Notes to Consolidated Financial Statements for additional information. BNY Mellon continues to believe the tax treatment of the transaction was consistent with statutory and judicial authority existing at the time of the transaction. However, if there is a decision by the courts in similar litigation with unrelated taxpayers before the BNY Mellon matter is decided and that decision adopts the Government’s expansive view of economic substance for disallowing foreign tax credits, BNY Mellon may be required to re-evaluate its uncertain tax position with respect to this matter. If a re-evaluation is required, it is reasonably possible that the total reserve for uncertain tax positions, pursuant to ASC 740 (FASB Interpretation 48), could increase within the next 12 months by a net amount up to $850 million.

Our federal consolidated income tax returns are closed to examination through 2002. Our New York State and New York City return examinations have been completed through 2008. Our United Kingdom income tax returns are closed through 2008.

Note 14—Long-term debt

Long-term debt	Dec. 31, 2011			Dec. 31, 2010
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	1.50-6.92%	2012-2021	$12,367	2.50-6.92%	$9,354
Floating rate	0.35-1.40%	2012-2038	2,679	0.10-0.57%	1,475
Subordinated debt (a)	4.75-7.50%	2012-2033	3,201	4.40-7.50%	4,037
Junior subordinated debentures (a)	5.95-7.78%	2026-2043	1,686	5.95-7.78%	1,651
Total			$19,933		$16,517
(a)	Fixed rate.

Total long-term debt that matures during the next five years for BNY Mellon is as follows: 2012 – $3.45 billion, 2013 – $1.61 billion, 2014 – $4.36 billion, 2015 – $1.90 billion and 2016 – $1.85 billion. At Dec. 31, 2011, subordinated debt aggregating $249 million will be redeemable at our option as follows: 2012 – $142 million, and 2013 – $107 million.

Junior subordinated debentures

Wholly owned subsidiaries of BNY Mellon (the “Trusts”) have issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures (“trust preferred securities”). The sole assets of each trust are junior subordinated deferrable interest debentures of BNY Mellon whose maturities and interest rates match the trust preferred securities. Our obligations under the agreements that relate to the trust preferred securities, the Trusts and the debentures constitute a full and unconditional guarantee by us of the Trusts’ obligations under the trust preferred securities. The assets for Mellon Capital IV are currently (i) our remarketable 6.044% junior subordinated notes due 2043, and (ii) interests in stock purchase contracts between Mellon Capital IV and us. On June 20, 2012, the “stock purchase date,” as defined in the prospectus supplement for the trust preferred securities of Mellon Capital IV, the sole assets of the trust will become shares of a series of our non-cumulative perpetual preferred stock.

The following table sets forth a summary of the Trust Preferred Securities issued by the Trusts as of Dec. 31, 2011:

Trust Preferred Securities at Dec. 31, 2011 (dollar amounts in millions)	Amount	Interest rate	Assets of trust (a)	Due date	Call date	Call price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	101.95	% (b)
BNY Capital IV	200	6.88	206	2028	2004	Par
BNY Capital V	350	5.95	361	2033	2008	Par
MEL Capital III (c)	309	6.37	300	2036	2016	Par
MEL Capital IV	500	6.24	500	-	2012	Par
Total	$1,659		$1,676
(a)	Junior subordinated debentures and interest in stock purchase contracts for Mellon Capital IV.
(b)	Call price decreases ratably to par in the year 2016.
(c)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.54 to £1, the rate of exchange on Dec. 31, 2011.

BNY Mellon     121

Notes to Consolidated Financial Statements (continued)

We have the option to shorten the maturity of BNY Capital IV to 2013 or extend the maturity to 2047. The BNY Capital Trust Preferred Securities have been converted to floating rate via interest rate swaps.

Note 15—Securitizations and variable interest entities

Variable Interest Entities

Accounting guidance on the consolidation of VIEs is included in ASC 810, Consolidation, and ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.”

Effective Jan. 1, 2010, the FASB approved ASU 2010-10 “Amendments for Certain Investment Funds,” which defers the requirements of ASU 2009-17 for asset managers’ interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies and for interests in money market funds.

Accounting guidance on the consolidation of VIEs applies to certain entities in which the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional financial support, or
•	lack one or more of the following characteristics of a controlling financial interest:
•	The power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance (ASU 2009-17 model).
•	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights (ASC 810 model).
•	The obligation to absorb the expected losses of the entity.
•	The right to receive the expected residual returns of the entity.

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

122     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The following tables present the incremental assets and liabilities included in BNY Mellon’s consolidated financial statements, after applying intercompany eliminations, as of Dec. 31, 2011 and Dec. 31, 2010, based on the assessments performed in accordance with ASC 810 and ASU 2009-17. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital invested in the VIE by BNY Mellon.

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2011
(in millions)	Investment Management funds	Securitizations	Total consolidated investments
Available-for-sale	$-	$479	$479
Trading assets	10,751	-	10,751
Other assets	596	-	596
Total assets	$11,347	$479	$11,826
Trading liabilities	10,053	-	10,053
Other liabilities	32	443	475
Total liabilities	$10,085	$443	$10,528
Non-redeemable noncontrolling interests	$670	$-	$670

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2010
(in millions)	Investment Management funds	Securitizations	Total consolidated investments
Available-for-sale	$-	$483	$483
Trading assets	14,121	-	14,121
Other assets	645	-	645
Total assets	$14,766	$483	$15,249
Trading liabilities	13,561	-	13,561
Other liabilities	2	386	388
Total liabilities	$13,563	$386	$13,949
Non-redeemable noncontrolling interests	$699	$-	$699

BNY Mellon voluntarily provided capital support agreements to certain VIEs (see below). With the exception of these agreements, we are not contractually required to provide financial or any other support to any of our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2011 and Dec. 31, 2010, the following assets related to the VIEs, where BNY Mellon is not the primary beneficiary, are included in our consolidated financial statements.

Non-consolidated VIEs at Dec. 31, 2011			Maximum loss exposure
(in millions)	Assets	Liabilities
Trading	$1	$-	$1
Other	41	-	41
Total	$42	$-	$42

Non-consolidated VIEs at Dec. 31, 2010			Maximum loss exposure
(in millions)	Assets	Liabilities
Trading	$24	$-	$24
Other	34	-	34
Total	$58	$-	$58

The maximum loss exposure indicated in the above tables relate solely to BNY Mellon’s seed capital or residual interests invested in the VIEs.

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

BNY Mellon     123

Notes to Consolidated Financial Statements (continued)

The tables below show the financial statement items related to non-consolidated VIEs to which we have provided credit support agreements at Dec. 31, 2011 and Dec. 31, 2010.

Credit supported VIEs at Dec. 31, 2011			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$-	$-	$-

Credit supported VIEs at Dec. 31, 2010			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$-	$-	$13

Consolidated credit supported VIEs

Certain funds have been created solely with securities that are subject to credit support agreements where we have agreed to absorb the majority of loss. Accordingly, these funds have been consolidated into BNY Mellon and have affected the following financial statement items at Dec. 31, 2011 and Dec. 31, 2010.

Consolidated credit supported VIEs at Dec. 31, 2011
(in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$14	$-	$14
Other	-	22	10
Total	$14	$22	$24

Consolidated credit supported VIEs at Dec. 31, 2010
(in millions)	Assets	Liabilities	Maximum loss exposure
Available-for-sale	$53	$-	$53
Other	-	126	51
Total	$53	$126	$104

The maximum loss exposure shown above for the credit support agreements provided to BNY Mellon’s VIEs primarily reflects a complete loss on the Lehman Brothers Holdings Inc. securities for BNY Mellon’s clients that accepted our offer of support. As of Dec. 31, 2011, BNY Mellon recorded $22 million in liabilities related to its VIEs for which credit support agreements were provided.

Note 16—Shareholders’ equity

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share, 100 million authorized shares of preferred stock with a par value of $0.01 per share. At Dec. 31, 2011,

1,209,674,607 shares of common stock were outstanding. There were no shares of preferred stock outstanding at Dec. 31, 2011.

Temporary equity

Temporary equity was $114 million at Dec. 31, 2011 and $92 million at Dec. 31, 2010. Temporary equity represents amounts recorded for redeemable non-controlling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable. The current redemption value of such awards is classified as temporary equity and is adjusted to its redemption value at each balance sheet date.

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

Common stock repurchase program

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. On March 22, 2011, the Board of Directors of BNY Mellon authorized the repurchase of up to an additional 13 million shares of common stock. In 2011, we repurchased 34.8 million shares in the open market, at an average price of $24.00 per share for a total of $835 million. At Dec. 31, 2011, 12.0 million common shares were available for repurchase under the program. There is no expiration date on the share repurchase authorizations.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent

124     BNY Mellon

Notes to Consolidated Financial Statements (continued)

to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as well capitalized.

As of Dec. 31, 2011 and 2010, BNY Mellon and our bank subsidiaries were considered well capitalized on the basis of the Basel I Total and Tier 1 capital to risk-weighted assets ratios and the leverage ratio (Basel I Tier 1 capital to quarterly average assets as defined for regulatory purposes).

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios (a)	Dec. 31,
	2011	2010
Consolidated capital ratios:
Tier 1	15.0%	13.4%
Total capital	17.0	16.3
Leverage	5.2	5.8
The Bank of New York Mellon capital ratios:
Tier 1	14.3%	11.4%
Total capital	17.7	15.3
Leverage	5.3	5.3
(a)	Determined under Basel I guidelines. For a banking institution to qualify as “well capitalized,” its Basel I Tier 1, Total (Tier 1 plus Tier 2) and leverage capital ratios must be at least 6%, 10% and 5%, respectively. For The Bank of New York Mellon, our largest bank subsidiary, to qualify as “adequately capitalized ,” Basel I Tier 1, Total and leverage capital ratios must be at least 4%, 8% and 3%, respectively.

If a financial holding company such as BNY Mellon fails to qualify as well capitalized, it may lose its status as a financial holding company, which may restrict its ability to undertake or continue certain activities or make acquisitions that are not generally permissible for bank holding companies without financial holding company status. If a bank holding company such as BNY Mellon or bank such as The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as “well capitalized,” it may be subject to higher FDIC assessments.

If a bank holding company such as BNY Mellon or bank such as The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as adequately capitalized, regulatory sanctions and limitations are imposed. At Dec. 31, 2011, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the well capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2011
(in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$9,254	$7,241
Total capital	7,208	6,708
Leverage	565	618

The following table presents the components of our Basel I Tier 1 and total risk-based capital at Dec. 31, 2011 and 2010.

Components of Basel I Tier 1 and total risk-based capital (a)
	Dec. 31,
(in millions)	2011	2010 (b)
Tier 1 capital:
Common shareholders’ equity	$33,417	$32,354
Trust preferred securities	1,659	1,676
Adjustments for:
Goodwill and other intangibles (c)	(20,630)	(21,297)
Pensions/cash flow hedges	1,426	1,053
Securities valuation allowance	(450)	(170)
Merchant banking investments	(33)	(19)
Total Tier 1 capital	15,389	13,597
Tier 2 capital:
Qualifying unrealized gains on equity securities	2	5
Qualifying subordinated debt	1,545	2,381
Qualifying allowance for credit losses	497	571
Total Tier 2 capital	2,044	2,957
Total risk-based capital	$17,433	$16,554
Total risk-weighted assets	$102,255	$101,407
Average assets for leverage capital purposes	$296,484	$235,905
(a)	On a regulatory basis as determined under Basel I guidelines.
(b)	Includes discontinued operations.
(c)	Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,459 million at Dec. 31, 2011 and $1,625 million at Dec. 31, 2010, and deferred tax liabilities associated with tax deductible goodwill of $967 million at Dec. 31, 2011 and $816 million at Dec. 31, 2010.

BNY Mellon     125

Notes to Consolidated Financial Statements (continued)

Note 17—Accumulated other comprehensive income (loss)

(dollars in millions)	Foreign currency translation		ASC 820 Adjustments		Unrealized gain (loss) on assets available- for-sale	Unrealized gain (loss) on cash flow hedges (a)	Total accumulated unrealized gain (loss)
			Pensions	Other post- retirement benefits
2008 ending balance, net of tax (expense) benefit	$(363)		$(956)	$(66)	$(4,053)	$37	$(5,401)
Adjustments for the cumulative effect of applying ASC 320, net of taxes of $-, $-, $-, $470, $-, $470	-		-	-	(676)	-	(676)
Adjusted balance at Jan. 1, 2009	(363)		(956)	(66)	(4,729)	37	(6,077)
Change in 2009, net of tax (expense) benefit of $(82), $14, $(34), $(489), $(1), $(592)	227		(46)	(1)	762	(16)	926
Reclassification adjustment, net of tax (expense) benefit $-, $-, $-, $(2,022), $-, $(2,022)	-		-	-	3,348	(32)	3,316
2009 total unrealized gain (loss)	227		(46)	(1)	4,110	(48)	4,242
2009 ending balance, net of tax (expense) benefit	$(136)		$(1,002)	$(67)	$(619)	$(11)	$(1,835)
Adjustments for the cumulative effect of applying ASC 810	-		-	-	24	-	24
Adjusted balance at Jan. 1, 2010	(136)		(1,002)	(67)	(595)	(11)	(1,811)
Change in 2010, net of tax (expense) benefit of $(68), $15, $(3), $(469), $-, $(525)	(319)		9	12	747	12	461
Reclassification/other adjustment, net of tax (expense) benefit $ -, $ -, $ -, $12, $2, $14	(18	) (b)	-	-	18 (b)	(5)	(5)
2010 total unrealized gain (loss)	(337)		9	12	765	7	456
2010 ending balance, net of tax (expense) benefit	$(473)		$(993)	$(55)	$170	$(4)	$(1,355)
Change in 2011, net of tax (expense) benefit of $(11), $230, $24, $(177), $(2), $64	(178)		(336)	(41)	306	3	(246)
Reclassification/other adjustment, net of tax (expense) benefit $ -, $ -, $ -, $22, $2, $24	-		-	-	(26)	-	(26)
2011 total unrealized gain (loss)	(178)		(336)	(41)	280	3	(272)
2011 ending balance, net of tax (expense) benefit	$(651)		$(1,329)	$(96)	$450	$(1)	$(1,627)
(a)	Includes unrealized gain (loss) on foreign currency cash flow hedges of $1 million, $- million and, $(1) million at Dec. 31, 2011, Dec. 31, 2010 and Dec. 31, 2009, respectively.
(b)	Includes a net reclassification adjustment of $14 million to retained earnings from other comprehensive income.

Note 18—Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees of BNY Mellon. At Dec. 31, 2011, under the Long-Term Incentive Plan approved in April 2011, we may issue 50,858,398 new options. Of this amount, 28,528,609 shares may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $31 million in 2011, $25 million in 2010, and $16 million in 2009.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and ten years from the date of grant.

The compensation cost that has been charged against income was $96 million for 2011, $87 million for 2010 and $86 million for 2009. The total income tax benefit recognized in the income statement was $40 million for 2011, $35 million for 2010 and $35 million for 2009.

126     BNY Mellon

Notes to Consolidated Financial Statements (continued)

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2011	2010	2009
Dividend yield	2.2%	2.2%	3.1%
Expected volatility	32	32	34
Risk-free interest rate	2.75	2.94	2.22
Expected option lives (in years)	6.7	6.6	5.9

For 2011, 2010 and 2009, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.
•	We use historical data to estimate option exercises and employee terminations within the valuation model.
•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.
•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2011, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted- average remaining contractual term (in years)
Balance at Dec. 31, 2010	92,540,471	$35.21
Granted	8,739,395	29.98
Exercised	(809,287)	21.11
Canceled	(13,667,087)	44.73
Balance at Dec. 31, 2011	86,803,492	$33.32	5.2
Vested and expected to vest at Dec. 31, 2011	86,150,188	33.35	5.2
Exercisable at Dec. 31, 2011	60,158,853	35.21	4.0

Stock options outstanding at Dec. 31, 2011
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding at Dec. 31, 2011	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Exercisable at Dec. 31, 2011	Weighted- average exercise price
$ 18 to 31	43,343,651	6.5	$26.05	20,108,983	$24.96
31 to 41	22,879,675	3.8	37.03	22,004,630	36.93
41 to 51	20,580,166	3.9	44.51	18,045,240	44.52
$ 18 to 51	86,803,492	5.2	$33.32	60,158,853	$35.21
(a)	At Dec. 31, 2010 and 2009, 62,801,038 and 65,703,148 options were exercisable at an average price per common share of $37.93 and $38.96, respectively.

Aggregate intrinsic value of options (in millions)	2011	2010	2009
Outstanding at Dec. 31,	$22	$193	$167
Exercisable at Dec. 31,	$11	$77	$26

The weighted-average fair value of options at grant date was $8.47 in 2011, $8.38 in 2010 and $4.59 in 2009.
The total intrinsic value of options exercised was $7 million in 2011, $12 million in 2010 and $3 million in 2009.

As of Dec. 31, 2011, $110 million of total unrecognized compensation cost related to nonvested options is expected to be recognized over a weighted-average period of 1.6 years.

BNY Mellon     127

Notes to Consolidated Financial Statements (continued)

Cash received from option exercises totaled $18 million in 2011, $31 million in 2010 and $16 million in 2009. The actual tax benefit realized for the tax deductions from options exercised totaled $2 million in 2011, $1 million in 2010 and $4 million in 2009.

Restricted stock, restricted stock units (“RSU”) and Total Shareholder Return (“TSR”) awards

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally three years. The total compensation expense recognized for restricted stock, RSUs and TSRs was $134 million in 2011, $119 million in 2010 and $124 million in 2009. The total income tax benefit recognized in the income statement was $52 million for 2011, $46 million for 2010 and $48 million for 2009.

In March 2008, BNY Mellon granted TSR awards. Under the terms of the TSR Performance share awards, a target award comprised of restricted stock was granted to an employee at the beginning of the three-year performance period beginning on Jan. 1, 2008 through Dec. 31, 2010. BNY Mellon’s actual TSR for the performance period is compared to the results of a peer group (weighted two-thirds) and an S&P 500 Financial Services Index (weighted one-third). Based on the final calculations, 76% of the target awards (150,038 shares of the target number of performance shares) were earned and released to the participants. The remaining shares that were not earned were forfeited. As of Dec. 31, 2011, there were no TSR awards outstanding.

In 2011, 817,698 of RSUs were granted to members of BNY Mellon’s Executive Committee which contained certain performance criteria that were achieved in 2011. The actual number of units that vest is subject to negative discretion by BNY Mellon’s Human Resources and Compensation Committee. As a result, these shares are subject to variable accounting.

The following table summarizes our nonvested restricted stock, RSU and TSR activity for 2011.

Nonvested restricted stock, RSUs and TSRs activity	Number of shares	Weighted- average fair value
Nonvested restricted stock, RSUs and TSRs at Dec. 31, 2010	11,319,776	$29.96
Granted	5,828,098	29.79
Vested	(3,530,607)	39.91
Forfeited	(483,809)	33.79
Nonvested restricted stock and RSUs at Dec. 31, 2011 (a)	13,133,458	$26.44
(a)	Includes 817,698 shares granted to members of BNY Mellon’s Executive Committee that are marked-to-market based on the closing stock price at Dec. 31, 2011 of $19.91.

As of Dec. 31, 2011, $143 million of total unrecognized compensation costs related to nonvested restricted stock and RSUs is expected to be recognized over a weighted-average period of 1.4 years.

The total fair value of restricted stock, RSUs and TSRs that vested was $100 million in 2011, $96 million in 2010 and $72 million in 2009.

Subsidiary Long-Term Incentive plans

BNY Mellon also has several subsidiary Long-Term Incentive Plans which have issued restricted subsidiary shares to certain employees. These share awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period of time. The shares are non-voting and non-dividend paying. Once the restrictions lapse, which generally occurs in three to five years, the shares can only be sold, at the option of the employee, to BNY Mellon at a price based generally on the fair value of the subsidiary at the time of repurchase. In certain instances BNY Mellon has an election to call the shares.

Note 19—Employee benefit plans

BNY Mellon has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

128     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2011	2010	2011	2010	2011	2010	2011	2010
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.75%	5.71%	4.97%	5.29%	4.75%	5.71%	5.00%	5.40%
Rate of compensation increase	3.00	3.50	3.57	4.47	3.00	3.50	-	-
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(3,139)	$(2,835)	$(626)	$(555)	$(232)	$(242)	$(3)	$(3)
Service cost	(64)	(90)	(33)	(28)	(2)	(2)	-	-
Interest cost	(174)	(171)	(36)	(30)	(13)	(14)	-	-
Employee contributions	-	-	(1)	(1)	-	-	-	-
Amendments	-	26	-	(3)	-	-	-	-
Actuarial gain (loss)	(397)	(224)	(5)	(28)	(67)	5	(1)	-
(Acquisitions) divestitures	-	-	-	(11)	-	-	-	-
Curtailments	(5)	-	-	-	-	-	-	-
Benefits paid	140	155	12	10	26	21	-	-
Foreign exchange adjustment	N/A	N/A	5	20	N/A	N/A	-	-
Benefit obligation at end of period	(3,639)	(3,139)	(684)	(626)	(288)	(232)	(4)	(3)
Change in fair value of plan assets
Fair value at beginning of period	3,628	3,331	611	540	71	66	-	-
Actual return on plan assets	26	427	30	70	2	5	-	-
Employer contributions	15	25	56	21	26	21	-	-
Employee contributions	-	-	1	1	-	-	-	-
Acquisitions (divestitures)	-	-	-	10	-	-	-	-
Benefit payments	(140)	(155)	(12)	(10)	(26)	(21)	-	-
Foreign exchange adjustment	N/A	N/A	(5)	(21)	N/A	N/A	-	-
Fair value at end of period	3,529	3,628	681	611	73	71	-	-
Funded status at end of period	$(110)	$489	$(3)	$(15)	$(215)	$(161)	$(4)	$(3)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$2,126	$1,582	$188	$177	$124	$56	$(2)	$(4)
Prior service cost (credit)	(78)	(94)	3	3	(3)	(4)	-	-
Net initial obligation (asset)	-	-	-	-	3	8	-	-
Total (before tax effects)	$2,048	$1,488	$191	$180	$124	$60	$(2)	$(4)
(a)	The benefit obligation for pension benefits is the projected benefit obligation and for healthcare benefits, it is the accumulated benefit obligation.

BNY Mellon     129

Notes to Consolidated Financial Statements (continued)

Net periodic benefit cost (credit)	Pension Benefits							Healthcare Benefits
	Domestic				Foreign			Domestic			Foreign
(dollar amounts in millions)	2011	2010	2009		2011	2010	2009	2011	2010	2009	2011	2010	2009
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$3,836	$3,861	$3,651		$624	$529	$459	$78	$76	$77	N/A	N/A	N/A
Discount rate	5.71%	6.21%	6.38%		5.29%	5.74%	6.18%	5.71%	6.21%	6.38%	5.40%	5.85%	6.25%
Expected rate of return on plan assets	7.50	8.00	8.00		6.38	6.69	6.40	7.50	8.00	8.00	N/A	N/A	N/A
Rate of compensation increase	3.50	3.50	3.50		4.47	4.64	4.11	3.50	3.50	3.50	N/A	N/A	N/A
Components of net periodic benefit cost (credit):
Service cost	$64	$90	$96		$33	$28	$20	$2	$2	$2	$-	$-	$-
Interest cost	174	171	160		36	30	24	13	14	16	-	-	-
Expected return on assets	(282)	(303)	(295)		(43)	(37)	(32)	(6)	(6)	(6)	-	-	-
Amortization of:
Net initial obligation (asset)	-	-	-		-	-	-	5	4	4	-	-	-
Prior service cost (credit)	(16)	(14)	(14)		-	-	-	(1)	-	-	-	-	-
Net actuarial (gain) loss	109	71	26		14	11	3	3	5	5	(1)	(1)	(1)
Settlement (gain) loss	-	-	5		-	-	-	-	-	-	-	-	-
Curtailment (gain) loss	5	-	-		-	-	-	-	-	-	-	-	-
Other	-	-	(10)		(1)	-	-	-	-	-	-	-	-
Net periodic benefit cost (credit)	$54	$15	$(32	) (a)	$39	$32	$15	$16	$19	$21	$(1)	$(1)	$(1)
(a)	Includes discontinued operations.

Changes in other comprehensive (income) loss in 2011	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$653	$22	$71	$1
Recognition of prior years’ net gain (loss)	(109)	(14)	(3)	1
Prior service cost (credit) arising during period	-	-	-	-
Recognition of prior years’ service (cost) credit	16	-	1	-
Recognition of net initial (obligation) asset	-	-	(5)	-
Foreign exchange adjustment	N/A	3	-	-
Total recognized in other comprehensive (income) loss (before tax effects)	$560	$11	$64	$2

Amounts expected to be recognized in net periodic benefit cost (income) in 2012 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
(Gain) loss recognition	$167	$12	$9	$-
Prior service cost recognition	(16)	-	-	-
Net initial obligation (asset) recognition	-	-	3	-

	Domestic		Foreign
(in millions)	2011	2010	2011	2010
Pension benefits:
Prepaid benefit cost	$103	$680	$41	$52
Accrued benefit cost	(213)	(191)	(44)	(67)
Total pension benefits	$(110)	$489	$(3)	$(15)
Healthcare benefits:
Accrued benefit cost	$(215)	$(161)	$(4)	$(3)
Total healthcare benefits	$(215)	$(161)	$(4)	$(3)

The accumulated benefit obligation for all defined benefit plans was $4.1 billion at Dec. 31, 2011 and $3.6 billion at Dec. 31, 2010.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2011	2010	2011	2010
Projected benefit obligation	$234	$212	$35	$32
Accumulated benefit obligation	233	211	29	26
Fair value of plan assets	20	21	3	2

For information on pension assumptions see the “Critical accounting estimates” section.

130     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend—Domestic post- retirement healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2012 is 8.00% decreasing to 4.75% in 2022. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2022 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the accumulated post-retirement benefit obligation by $21.0 million, or 8%, and the sum of the service and interest costs by $0.8 million, or 9%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $18.1 million, or 7%, and the sum of the service and interest costs by $0.7 million, or 8%.

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

Investment strategy and asset allocation

BNY Mellon is responsible for the administration of various pension and healthcare post-retirement benefits plans, both domestically and internationally. The domestic plans are administered by BNY Mellon’s Benefits Administration Committee, a named fiduciary. Subject to the following, at all relevant times, BNY Mellon’s Benefits Investment Committee, another named fiduciary to the domestic plan, is responsible for the investment of plan assets. The Benefits Investment Committee’s responsibilities include the investment of all domestic defined benefit plan assets, as well as the determination of investment options offered to participants in all domestic defined contribution plans. The Benefits Investment Committee conducts periodic reviews of investment performance, asset allocation and investment manager suitability. In addition, the Benefits Investment Committee has oversight of the Regional Governance Committees for the foreign defined benefit plans.

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

Our pension assets were invested as follows at Dec. 31, 2011 and 2010:

Asset allocations	Domestic		Foreign
	2011	2010	2011	2010
Equities	52%	57%	64%	55%
Fixed income	38	33	29	28
Private equities	3	3	-	-
Alternative investment	6	6	3	9
Real estate	-	-	3	3
Cash	1	1	1	5
Total pension benefits	100%	100%	100%	100%

We held no BNY Mellon Corporation stock in our pension plans at Dec. 31, 2010 and 2011. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2012 of $18 million for the domestic plans and $26 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2012 of $24 million for the domestic plans and less than $1 million for the foreign plans.

BNY Mellon     131

Notes to Consolidated Financial Statements (continued)

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

Expected benefit payments
(in millions)	Domestic	Foreign
Pension benefits:
Year 2012	$177	$9
2013	183	11
2014	197	11
2015	213	13
2016	233	17
2017-2021	1,256	101
Total pension benefits	$2,259	$162
Healthcare benefits:
Year 2012	$24	$-
2013	24	-
2014	24	-
2015	24	-
2016	25	-
2017-2021	119	1
Total healthcare benefits	$240	$1

Effective Jan. 1, 2011, the U.S. pension plan was amended to reduce benefits earned by participants for service after 2010, and to freeze plan participation such that no new employees will enter the plan after Dec. 31, 2010.

Fair value measurement of plan assets

In accordance with ASC 715, BNY Mellon has established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820 which is detailed in Note 22 of the Notes to Consolidated Financial Statements.

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

Common and preferred stock and exchange traded funds

These types of securities are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there are no readily available market quotations, we determine fair value primarily based on pricing sources with reasonable levels of price transparency.

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

Corporate debt and U.S. and sovereign government obligations

Certain corporate debt and government obligations are valued at the closing price reported in the active market in which the bonds are traded. Other corporate debt and government obligations are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

U.S. Treasury securities

Treasury securities are valued at the closing price reported in the active market in which the individual security is traded.

Funds of funds

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

132     BNY Mellon

Notes to Consolidated Financial Statements (continued)

fair value is the closing price at the end of the period. These funds are valued on a monthly basis.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2011 and Dec. 31, 2010, by captions and by ASC 820 valuation hierarchy. There were no transfers between Level 1 and Level 2.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total fair value
Collective trust funds	$-	$1,070	$-	$1,070
Common and preferred stock	893	-	-	893
Corporate debt obligations	-	792	-	792
U.S. and sovereign government obligations	385	83	-	468
Funds of funds	-	-	128	128
Venture capital and partnership interests	-	-	121	121
Exchange traded funds	57	-	-	57
Total domestic plan assets, at fair value	$1,335	$1,945	$249	$3,529

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$312	$121	$-	$433
Sovereign/government obligation funds	22	102	-	124
Corporate debt funds	-	63	14	77
Cash and currency	7	-	-	7
Venture capital and partnership interests	-	-	40	40
Total foreign plan assets, at fair value	$341	$286	$54	$681

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total fair value
Collective trust funds	$-	$1,181	$-	$1,181
Common and preferred stock	938	-	-	938
Corporate debt obligations	-	777	-	777
U.S. and sovereign government obligations	271	209	-	480
Funds of funds	-	-	134	134
Venture capital and partnership interests	-	-	115	115
Exchange traded funds	3	-	-	3
Total domestic plan assets, at fair value	$1,212	$2,167	$249	$3,628

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$234	$126	$-	$360
Sovereign/government obligation funds	57	46	-	103
Corporate debt funds	-	67	14	81
Cash and currency	26	-	-	26
Venture capital and partnership interests	-	-	41	41
Total foreign plan assets, at fair value	$317	$239	$55	$611

Changes in Level 3 fair value measurements

The table below includes a rollforward of the plan assets for the years ended Dec. 31, 2011 and 2010 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2011
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2010	$134	$115	$249
Total gains or (losses):
Included in earnings (or changes in net assets)	(2)	20	18
Purchases, issuances, sales and settlements:
Purchases	-	7	7
Sales	(4)	(21)	(25)
Fair value at Dec. 31, 2011	$128	$121	$249
The amount of total gains or (losses) included in earnings (or changes in net assets) attributable to the changes in unrealized gains or losses	$2	$8	$10

BNY Mellon     133

Notes to Consolidated Financial Statements (continued)

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2011
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2010	$14	$41	$55
Total gains or (losses) included in earnings (or changes in net assets)	-	1	1
Purchases, issuances, sales and settlements:
Purchases	-	4	4
Sales	-	(6)	(6)
Fair value at Dec. 31, 2011	$14	$40	$54
The amount of total gains or (losses) included in earnings (or changes in net assets) attributable to the changes in unrealized gains or losses	$-	$1	$1

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2010
(in millions)	Fair value at Dec. 31, 2009	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2010	Changes in unrealized gains and (losses) related to plan assets held at Dec. 31, 2010
Venture capital and partnership interests	$110	$8	$(3)	$-	$115	$2
Funds of funds	121	5	8	-	134	2
Total plan assets at fair value	$231	$13	$5	$-	$249	$4

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2010
(in millions)	Fair value at Dec. 31, 2009	Total realized/ unrealized gains (losses)	Purchases, issuances and settlements, net	Transfers in/out-of Level 3	Fair value at Dec. 31, 2010	Change in unrealized gains and (losses) related to plan assets held at Dec. 31, 2010
Venture capital and partnership interests	$36	$5	$-	$-	$41	$5
Corporate debt funds	13	1	-	-	14	1
Total plan assets at fair value	$49	$6	$-	$-	$55	$6

Venture capital and partnership interests and funds of funds valued using net asset value per share

At Dec. 31, 2011, BNY Mellon had pension and post-retirement plan assets invested in venture capital and partnership interests and funds of funds valued using net asset value. The fund of funds investments are redeemable at net asset value under agreements with the fund of funds managers.

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2011
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$161	$36	N/A	N/A
Funds of funds (b)	128	-	Monthly	30-45 days
Total	$289	$36
(a)	Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.
(b)	Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.

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

Contributions are made equal to required principal and interest payments on borrowings by the ESOP. At Dec. 31, 2011 and Dec. 31, 2010, the ESOP owned 7.1 million and 7.4 million shares of our stock, respectively. The fair value of total ESOP assets was $146 million and $228 million at Dec. 31, 2011 and Dec. 31, 2010, respectively. There were no contributions and no ESOP related expense in 2011, 2010 or 2009.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $182 million in 2011, $163 million in 2010 and $163 million in 2009.

134     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Note 20—Company financial information

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

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2011, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

Our bank subsidiaries can declare dividends to the Parent of approximately $1.4 billion, subsequent to Dec. 31, 2011 without the need for a regulatory waiver. In addition, at Dec. 31, 2011, non-bank subsidiaries of the Parent had liquid assets of approximately $1.4 billion.

The bank subsidiaries declared dividends of $156 million in 2011, $239 million in 2010 and $659 million in 2009. The Federal Reserve Board and the OCC have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve Board policy with respect to the payment of cash dividends by bank holding companies provides that, as a matter of prudent banking, a bank holding company should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board can also prohibit a dividend if payment would constitute an unsafe or unsound banking practice. Any increase in BNY Mellon’s ongoing quarterly dividends would require approval from the Federal Reserve. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny.

On Nov. 22, 2011, the Federal Reserve issued a final rule requiring U.S. bank holding companies with total consolidated assets of $50 billion or more, like BNY Mellon, to submit annual capital plans for review. The Federal Reserve will evaluate the bank holding companies’ capital adequacy, internal capital adequacy assessment processes, and their plans to make capital distributions, such as dividend payments or stock repurchases.

BNY Mellon’s capital plan was filed with the Federal Reserve on Jan. 9, 2012. The comprehensive capital plan, which was prepared using Basel I capital guidelines, included internally developed baseline and stress projections as well as supervisory baseline and stress projections using macroeconomic assumptions provided by the Federal Reserve. We also provided the Federal Reserve with projections covering the time period it will take the Company to fully comply with Basel III capital guidelines, including the 7% Tier 1 common equity, 8.5% Tier 1 capital, and 3% leverage ratios.

The Federal Reserve is expected to provide an initial response to the capital plan and proposed capital actions, such as dividend payments and share repurchases, no later than March 15, 2012 and more general feedback on the comprehensive capital plan and capital adequacy processes by April 30, 2012.

To address capital actions planned for prior to March 15, 2012, the bank holding companies were given the opportunity to review and confirm in December 2011 that the Federal Reserve had no objection to such actions.

The Federal Reserve Act limits and requires collateral for extensions of credit by our insured subsidiary banks to BNY Mellon and certain of its non-bank

BNY Mellon     135

Notes to Consolidated Financial Statements (continued)

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $4.3 billion and $2.2 billion for the years 2011 and 2010, respectively.

In the event of impairment of the capital stock of one of the Parent’s national banks or The Bank of New York Mellon, the Parent, as the banks’ stockholder, could be required to pay such deficiency.

The Parent guarantees the debt issued by Mellon Funding Corporation, a wholly-owned financing subsidiary of the Company. The Parent also guarantees committed and uncommitted lines of credit of Pershing LLC and Pershing Limited subsidiaries. The Parent guarantees described above are full and unconditional and contain the standard provisions relating to parent guarantees of subsidiary debt. Additionally, the Parent guarantees or indemnifies obligations of its consolidated subsidiaries as needed. Generally there are no stated notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. As a result, we are unable to develop an estimate of the maximum payout under these indemnifications. However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications.

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2011	2010 (a)	2009 (a)
Dividends from bank subsidiaries	$120	$200	$611
Dividends from nonbank subsidiaries	54	74	176
Interest revenue from bank subsidiaries	211	211	228
Interest revenue from nonbank subsidiaries	130	131	146
Gain (loss) on securities held for sale	17	5	(2)
Other revenue	51	73	81
Total revenue	583	694	1,240
Interest (including $13, $14 and $23 to subsidiaries)	282	285	366
Other expense	138	221	338
Total expense	420	506	704
Income (loss) before income taxes and equity in undistributed net income of subsidiaries	163	188	536
Provision (benefit) for income taxes	66	(465)	(357)
Equity in undistributed net income (loss):
Bank subsidiaries	1,781	1,630	(2,271)
Nonbank subsidiaries	638	235	294
Net income (loss)	2,516	2,518	(1,084)
Redemption charge and preferred dividends	-	-	(283)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,516	$2,518	$(1,367)
(a)	Includes the results of discontinued operations.

136     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Condensed Balance Sheet—The Bank of

New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2011	2010
Assets:
Cash and due from banks	$4,884	$3,452
Securities	188	219
Loans—net of allowance	20	52
Investment in and advances to subsidiaries and associated companies:
Banks	29,169	26,349
Other	20,930	20,578
Subtotal	50,099	46,927
Corporate-owned life insurance	666	650
Other assets	3,009	3,014
Total assets	$58,866	$54,314
Liabilities:
Deferred compensation	$492	$497
Commercial paper	10	10
Affiliate borrowings	3,407	3,344
Other liabilities	2,735	2,682
Long-term debt	18,805	15,427
Total liabilities	25,449	21,960
Shareholders’ equity	33,417	32,354
Total liabilities and shareholders’ equity	$58,866	$54,314

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2011	2010	2009
Operating activities:
Net income (loss)	$2,516	$2,518	$(1,084)
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Amortization	13	14	13
Equity in undistributed net (income)/loss of subsidiaries	(2,419)	(1,865)	1,977
Change in accrued interest receivable	(22)	2	(41)
Change in accrued interest payable	11	2	(1)
Change in taxes payable (a)	168	(321)	(482)
Other, net	(80)	179	(455)
Net cash provided by/(used in) operating activities	187	529	(73)
Investing activities:
Purchases of securities	(50)	(5)	(9)
Proceeds from sales of securities	101	43	129
Change in loans	32	61	110
Acquisitions of, investments in, and advances to subsidiaries	(611)	(1,002)	(566)
Other, net	-	208	-
Net cash used in investing activities	(528)	(695)	(336)
Financing activities:
Net change in commercial paper	-	(2)	(4)
Proceeds from issuance of long-term debt	5,042	1,347	3,350
Repayments of long-term debt	(1,911)	(2,614)	(1,277)
Change in advances from subsidiaries	63	(10)	59
Issuance of common stock	43	728	1,387
Treasury stock acquired	(873)	(41)	(28)
Cash dividends paid	(593)	(440)	(673)
Series B preferred stock repurchased	-	-	(3,000)
Warrant repurchased	-	-	(136)
Tax benefit realized on share based payment awards	2	1	4
Net cash provided by/(used in) financing activities	1,773	(1,031)	(318)
Change in cash and due from banks	1,432	(1,197)	(727)
Cash and due from banks at beginning of year	3,452	4,649	5,376
Cash and due from banks at end of year	$4,884	$3,452	$4,649
Supplemental disclosures
Interest paid	$293	$284	$367
Income taxes paid	$212	$442 (b)	$1,013 (b)
Income taxes refunded	123	178 (b)	609 (b)
(a)	Includes payments received from subsidiaries for taxes of $501 million in 2011, $900 million in 2010, and $967 million in 2009.
(b)	Includes discontinued operations.

BNY Mellon     137

Notes to Consolidated Financial Statements (continued)

Note 21—Fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods—see Note 1 of the Notes to the Consolidated Financial Statements.

The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments, principally loans and interest-bearing deposits with banks. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions we used are discount rates ranging principally from 0.01% to 4.17% at Dec. 31, 2011, and 0.12% to 6.46% at Dec. 31, 2010. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

Note 22, “Fair value measurement” presents assets and liabilities measured at fair value by the three level valuation hierarchy established under ASC 820. Note 23, “Fair value option” presents the instruments for which fair value accounting was elected and the corresponding income statement impact of those instruments. A summary of the practices used for determining fair value is as follows.

Interest-bearing deposits with the Federal Reserve and other central banks, and federal funds sold and securities purchased under resale agreements

The fair value of interest-bearing deposits with the Federal Reserve and other central banks and federal funds sold and securities purchased under resale agreements is assumed to equal carrying value due to their short maturity.

Interest-bearing deposits with banks

The fair value of interest-bearing deposits with banks is based on discounted cash flows.

Securities, trading activities, and hedging derivatives

The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes, or pricing models. Fair value amounts for hedging derivatives, such as options, futures and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of OTC interest rate swaps is the discounted value of projected future cash flows, adjusted for other factors including, but not limited to and if applicable, optionality and implied volatilities, as well as counterparty credit.

Loans

For residential mortgage loans, fair value is estimated using discounted cash flow analyses, adjusting where appropriate for prepayment estimates, using interest rates currently being offered for loans with similar terms and maturities to borrowers. To determine the fair value of other types of loans, BNY Mellon uses discounted cash flows using current market rates.

Other financial assets

Other financial assets primarily include cash and due from banks, and corporate/bank-owned life insurance. The fair value of cash and due from banks is assumed to equal carrying value due to their short-term nature. The fair value of corporate/bank-owned life insurance is based on the insurance contract cash surrender value.

Deposits, federal funds purchased and securities sold under repurchase agreements, borrowings and long-term debt

The fair value of noninterest-bearing deposits, federal funds purchased and securities sold under repurchase agreements, and payables to customers and broker-dealers is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings, and long-term debt is based upon current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues.

138     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments
	Dec. 31, 2011		Dec. 31, 2010
(in millions)	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$90,243	$90,243	$18,549	$18,549
Interest-bearing deposits with banks	36,321	36,382	50,200	50,253
Federal funds sold and securities purchased under resale agreements	4,510	4,510	5,169	5,169
Securities	84,665	84,802	68,950	68,504
Trading assets	7,861	7,861	6,276	6,276
Loans	40,976	41,186	34,163	34,241
Hedging derivatives:
Interest rate contracts	965	965	834	834
Foreign exchange contracts	635	635	2	2
Total hedging derivatives	1,600	1,600	836	836
Other financial assets	9,004	9,004	8,283	8,283
Total financial assets	275,180	275,588	192,426	192,111
Assets of discontinued operations	-	-	278	278
Assets of consolidated investment management funds – primarily trading	11,347	11,347	14,766	14,766
Non-financial assets	38,739		39,789
Total assets	$325,266		$247,259
Liabilities:
Noninterest-bearing deposits	$95,335	$95,335	$38,703	$38,703
Interest-bearing deposits	123,759	123,760	106,636	107,417
Federal funds purchased and securities sold under repurchase agreements	6,267	6,267	5,602	5,602
Trading liabilities	8,071	8,071	6,911	6,911
Payables to customers and broker-dealers	12,671	12,671	9,962	9,962
Borrowings	2,376	2,376	2,997	2,997
Long-term debt	19,933	20,459	16,517	17,120
Hedging derivatives:
Interest rate contracts	298	298	44	44
Foreign exchange contracts	21	21	116	116
Total hedging derivatives	319	319	160	160
Total financial liabilities	268,731	269,258	187,488	188,872
Liabilities of consolidated investment management funds – primarily trading	10,085	10,085	13,563	13,563
Non-financial liabilities	12,249		13,051
Total liabilities	$291,065		$214,102

The table below summarizes the carrying amount of the hedged financial instruments, the notional amount of the hedge and the estimated fair value (unrealized gain (loss)) of the derivatives.

Hedged financial instruments	Carrying amount	Notional amount of hedge	Unrealized
(in millions)			Gain	(Loss)
At Dec. 31, 2011:
Interest-bearing deposits with banks	$8,789	$8,789	$441	$(17)
Securities available-for-sale	4,354	4,009	-	(289)
Deposits	10	10	1	-
Long-term debt	15,048	14,262	964	(9)
At Dec. 31, 2010:
Interest-bearing deposits with banks	$6,763	$6,763	$-	$-
Securities available-for-sale	2,170	2,168	51	(3)
Deposits	27	25	3	-
Long-term debt	12,540	11,774	780	(41)

Note 22—Fair value measurement

The guidance related to “Fair Value Measurement,” included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and expands the disclosures about instruments measured at fair value. ASC 820 requires consideration of a company’s own creditworthiness when valuing liabilities.

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

BNY Mellon     139

Notes to Consolidated Financial Statements (continued)

Determination of fair value

Following is a description of our valuation methodologies for assets and liabilities measured at fair value. We have established processes for determining fair values. Fair value is based upon quoted market prices in active markets, where available. For financial instruments where quotes from recent exchange transactions are not available, we determine fair value based on discounted cash flow analysis, comparison to similar instruments, and the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Model-based pricing uses inputs of observable prices, where available, for interest rates, foreign exchange rates, option volatilities and other factors. Models are benchmarked and validated by an independent internal risk management function. Our valuation process takes into consideration factors such as counterparty credit quality, liquidity, concentration concerns, and observability of model parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value.

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

In certain cases, recent prices may not be observable for instruments that trade in inactive or less active markets. Upon evaluating the uncertainty in valuing financial instruments subject to liquidity issues, we make an adjustment to their value. The determination of the liquidity adjustment includes the availability of external quotes, the time since the latest available quote and the price volatility of the instrument.

Certain parameters in some financial models are not directly observable and, therefore, are based on management’s estimates and judgments. These financial instruments are normally traded less actively. We apply valuation adjustments to mitigate the possibility of error and revision in the model based estimate value. Examples include products where parameters such as correlation and recovery rates are unobservable.

The methods described above for instruments that trade in inactive or less active markets may produce a current fair value calculation that may not be indicative of net realizable value or reflective of future fair values. We believe our methods of determining fair value are appropriate and consistent with other market participants. However, the use of different methodologies or different assumptions to value certain financial instruments could result in a different estimate of fair value.

Valuation hierarchy

ASC 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are described below.

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

140     BNY Mellon

Notes to Consolidated Financial Statements (continued)

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds, money market mutual funds and exchange-traded equities.

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

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. Securities classified within Level 3 primarily include other debt securities and securities of state and political subdivisions.

At Dec. 31, 2011, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities were priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the ASC 820 hierarchy.

Consolidated collateralized loan obligations

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Based on the structure of the CLOs, the valuation of the assets is attributable to the senior note holders. Changes in the values of assets and liabilities are reflected in the income statement as investment income and interest of investment management fund note holders, respectively.

Derivatives

We classify exchange-traded derivatives valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchanged-traded equity and foreign exchange options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using internally developed models that use as their basis readily observable market parameters and we classify them in Level 2 of the valuation hierarchy. Such derivatives include basic swaps and options and credit default swaps.

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow, are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps and options, where parameters may be unobservable for longer maturities; and certain products, where correlation rates are unobservable. The fair value of these derivatives compose less than 1% of our derivative financial

BNY Mellon     141

Notes to Consolidated Financial Statements (continued)

instruments. Additional disclosures of derivative instruments are provided in Note 25 of the Notes to Consolidated Financial Statements.

Loans and unfunded lending-related commitments

Where quoted market prices are not available, we generally base the fair value of loans and unfunded lending-related commitments on observable market prices of similar instruments, including bonds, credit derivatives and loans with similar characteristics. If observable market prices are not available, we base the fair value on estimated cash flows adjusted for credit risk which are discounted using an interest rate appropriate for the maturity of the applicable loans or the unfunded lending-related commitments.

Unrealized gains and losses on unfunded lending-related commitments carried at fair value are classified in Other assets and Other liabilities, respectively. Loans and unfunded lending-related commitments carried at fair value are generally classified within Level 2 of the valuation hierarchy.

Seed capital

In our Investment Management business we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors; as part of that activity we make seed capital investments in certain funds. Seed capital is included in other assets. When applicable, we value seed capital based on the published NAV of the fund. We include funds in which ownership interests in the fund are publicly traded in an active market and institutional funds in which investors trade in and out daily in Level 1 of the valuation hierarchy. We include open-end funds where investors are allowed to sell their ownership interest back to the fund less frequently than daily and where our interest in the fund contains no other rights or obligations in Level 2 of the valuation hierarchy. However, we generally include investments in funds that allow investors to sell their ownership interest back to the fund less frequently than monthly in Level 3, unless actual redemption prices are observable.

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

Certain interests in securitizations

For certain interests in securitizations which are classified in securities available-for-sale, trading assets and long-term debt, we use discounted cash flow models which generally include assumptions of projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and estimates of payments to third-party investors. When available, we compare our fair value estimates and assumptions to market activity and to the actual results of the securitized portfolio.

Private equity investments

Our Other segment includes holdings of nonpublic private equity investment through funds managed by third-party investment managers. We value private equity investments initially based upon the transaction price, which we subsequently adjust to reflect expected exit values as evidenced by financing and sale transactions with third parties or through ongoing reviews by the investment managers.

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

Discounts for restrictions are quantified by analyzing the length of the restriction period and the volatility of the equity security. Publicly held private equity investments are primarily classified in Level 2 of the valuation hierarchy.

The following tables present the financial instruments carried at fair value at Dec. 31, 2011 and 2010, by caption on the consolidated balance sheet and by ASC 820 valuation hierarchy (as described above). We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us. There were no material transfers between Level 1 and Level 2 during 2011.

142     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2011
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)		Total carrying value
Available-for-sale securities:
U.S. Treasury	$17,326	$-	$-	$-		$17,326
U.S. Government agencies	-	958	-	-		958
Sovereign debt	44	11,910	-	-		11,954
State and political subdivisions (b)	-	2,694	45	-		2,739
Agency RMBS	-	26,796	-	-		26,796
Alt-A RMBS	-	273	-	-		273
Prime RMBS	-	815	-	-		815
Subprime RMBS	-	418	-	-		418
Other RMBS	-	903	-	-		903
Commercial MBS	-	3,339	-	-		3,339
Asset-backed CLOs	-	1,444	-	-		1,444
Other asset-backed securities	-	532	-	-		532
Equity securities	9	21	-	-		30
Money market funds (b)	973	-	-	-		973
Other debt securities	-	4,360	3	-		4,363
Foreign covered bonds	1,820	605	-	-		2,425
Alt-A RMBS (c)	-	1,879	-	-		1,879
Prime RMBS (c)	-	1,175	-	-		1,175
Subprime RMBS (c)	-	125	-	-		125
Total available-for-sale	20,172	58,247	48	-		78,467
Trading assets:
Debt and equity instruments (d)	485	1,655	63	-		2,203
Derivative assets:
Interest rate	164	26,434	54	N/A
Foreign exchange	4,519	113	-	N/A
Equity	91	284	43	N/A
Other	-	3	-	N/A
Total derivative assets	4,774	26,834	97	(26,047	) (g)	5,658
Total trading assets	5,259	28,489	160	(26,047)		7,861
Loans	-	10	-	-		10
Other assets (e)	672	1,019	157	-		1,848
Subtotal assets of operations at fair value	26,103	87,765	365	(26,047)		88,186
Percentage of assets prior to netting	22.9%	76.8%	0.3%
Assets of consolidated investment management funds:
Trading assets	323	10,428	-	-		10,751
Other assets	453	143	-	-		596
Total assets of consolidated investment management funds	776	10,571	-	-		11,347
Total assets	$26,879	$98,336	$365	$(26,047)		$99,533
Percentage of assets prior to netting	21.4%	78.3%	0.3%
Trading liabilities:
Debt and equity instruments	$418	$537	$-	$-		$955
Derivative liabilities:
Interest rate	-	27,201	239	N/A
Foreign exchange	4,311	44	-	N/A
Equity	55	200	75	N/A
Total derivative liabilities	4,366	27,445	314	(25,009	) (g)	7,116
Total trading liabilities	4,784	27,982	314	(25,009)		8,071
Long-term debt (b)	-	326	-	-		326
Other liabilities (f)	14	368	-	-		382
Subtotal liabilities at fair value	4,798	28,676	314	(25,009)		8,779
Percentage of liabilities prior to netting	14.2%	84.9%	0.9%
Liabilities of consolidated investment management funds:
Trading liabilities	-	10,053	-	-		10,053
Other liabilities	2	30	-	-		32
Total liabilities of consolidated investment management funds	2	10,083	-	-		10,085
Total liabilities	$4,800	$38,759	$314	$(25,009)		$18,864
Percentage of liabilities prior to netting	10.9%	88.4%	0.7%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral.
(b)	Includes certain interests in securitizations.
(c)	Previously included in the Grantor Trust.
(d)	Includes loans classified as trading assets and certain interests in securitizations.
(e)	Includes private equity investments, seed capital, a brokerage account, and derivatives in designated hedging relationships.
(f)	Includes the fair value adjustment for certain unfunded lending-related commitments and derivatives in designated hedging relationships and support agreements.
(g)	Netting cannot be disaggregated by product.

BNY Mellon     143

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2010
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)		Total carrying value
Available-for-sale securities:
U.S. Treasury	$12,609	$-	$-	$-		$12,609
U.S. Government agencies	-	1,005	-	-		1,005
Sovereign debt	27	8,522	-	-		8,549
State and political subdivisions (b)	-	498	10	-		508
Agency RMBS	-	19,727	-	-		19,727
Alt-A RMBS	-	470	-	-		470
Prime RMBS	-	1,227	-	-		1,227
Subprime RMBS	-	508	-	-		508
Other RMBS	-	1,331	-	-		1,331
Commercial MBS	-	2,639	-	-		2,639
Asset-backed CLOs	-	249	-	-		249
Other asset-backed securities	-	539	-	-		539
Equity securities	18	29	-	-		47
Money market funds (b)	2,538	-	-	-		2,538
Other debt securities	91	3,193	58	-		3,342
Foreign covered bonds	2,260	608	-	-		2,868
Alt-A RMBS (c)	-	2,513	-	-		2,513
Prime RMBS (c)	-	1,825	-	-		1,825
Subprime RMBS (c)	-	158	-	-		158
Total securities available-for-sale	17,543	45,041	68	-		62,652
Trading assets:
Debt and equity instruments (d)	1,598	710	32	-		2,340
Derivative assets:
Interest rate	272	15,260	119	N/A
Foreign exchange	3,561	100	-	N/A
Equity	79	370	-	N/A
Other	1	1	-	N/A
Total derivative assets	3,913	15,731	119	(15,827	) (g)	3,936
Total trading assets	5,511	16,441	151	(15,827)		6,276
Loans	-	-	6	-		6
Other assets (e)	52	910	113	-		1,075
Subtotal assets of operations at fair value	$23,106	$62,392	$338	$(15,827)		$70,009
Percentage of assets prior to netting	26.9%	72.7%	0.4%
Assets of consolidated investment management funds:
Trading assets	279	13,842	-	-		14,121
Other assets	499	144	2	-		645
Total assets of consolidated investment management funds	778	13,986	2	-		14,766
Total assets	$23,884	$76,378	$340	$(15,827)		$84,775
Percentage of assets prior to netting	23.8%	75.9%	0.3%
Trading liabilities:
Debt and equity instruments	$1,277	$443	$6	$-		$1,726
Derivative liabilities:
Interest rate	-	16,126	149	N/A
Foreign exchange	3,648	59	-	N/A
Equity	54	304	22	N/A
Other	-	4	-	N/A
Total derivative liabilities	3,702	16,493	171	(15,181	) (g)	5,185
Total trading liabilities	4,979	16,936	177	(15,181)		6,911
Long-term debt (b)	-	269	-	-		269
Other liabilities (f)	115	473	2	-		590
Subtotal liabilities at fair value	$5,094	$17,678	$179	$(15,181)		$7,770
Percentage of liabilities prior to netting	22.2%	77.0%	0.8%
Liabilities of consolidated investment management funds:
Trading liabilities	-	13,561	-	-		13,561
Other liabilities	2	-	-	-		2
Total liabilities of consolidated investment management funds	2	13,561	-	-		13,563
Total liabilities	$5,096	$31,239	$179	$(15,181)		$21,333
Percentage of liabilities prior to netting	14.0%	85.5%	0.5%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral.
(b)	Includes certain interests in securitizations.
(c)	Previously included in the Grantor Trust.
(d)	Includes loans classified as trading assets and certain interests in securitizations.
(e)	Includes private equity investments, seed capital and derivatives in designated hedging relationships.
(f)	Includes the fair value adjustment for certain unfunded lending-related commitments and derivatives in designated hedging relationships and support agreements.
(g)	Netting cannot be disaggregated by product.

144     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Details of certain items measured at fair value on a recurring basis	Dec. 31, 2011					Dec. 31, 2010
	Total carrying	Ratings				Total carrying	Ratings
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollar amounts in millions)	value (a)					value (a)
Alt-A RMBS, originated in:
2006-2007	$99	-%	-%	-%	100%	$187	-%	-%	-%	100%
2005	113	-	-	-	100	209	-	-	-	100
2004 and earlier	61	27	13	47	13	74	70	25	5	-
Total Alt-A RMBS	$273	6%	3%	11%	80%	$470	11%	4%	1%	84%
Prime RMBS, originated in:
2007	$121	38%	4%	-%	58%	$254	50%	28%	7%	15%
2006	75	-	-	-	100	166	-	39	-	61
2005	230	32	-	-	68	310	39	-	14	47
2004 and earlier	389	29	38	11	22	497	79	12	6	3
Total prime RMBS	$815	28%	19%	5%	48%	$1,227	52%	16%	8%	24%
Subprime RMBS, originated in:
2007	$2	-%	2%	98%	-%	$5	-%	8%	92%	-%
2005	82	23	12	29	36	97	25	12	12	51
2004 and earlier	334	5	15	18	62	406	74	13	5	8
Total subprime RMBS	$418	8%	14%	21%	57%	$508	64%	13%	7%	16%
Commercial MBS—Domestic, originated in:
2009-2011	$200	100%	-%	-%	-%	$-	-%	-%	-%	-%
2008	25	16	84	-	-	-	-	-	-	-
2007	789	66	26	8	-	685	83	8	9	-
2006	892	85	15	-	-	582	90	10	-	-
2005	696	94	6	-	-	489	100	-	-	-
2004 and earlier	403	97	2	1	-	528	100	-	-	-
Total commercial MBS—Domestic	$3,005	84%	14%	2%	-%	$2,284	92%	5%	3%	-%
Foreign covered bonds:
Germany	$1,461	99%	1%	-%	-%	$2,260	99%	1%	-%	-%
Canada	795	100	-	-	-	608	100	-	-	-
Other	169	100	-	-	-	-	-	-	-	-
Total foreign covered bonds	$2,425	100%	-%	-%	-%	$2,868	100%	-%	-%	-%
European floating rate notes—available-for-sale:
United Kingdom	$686	72%	28%	-%	-%	$838	99%	1%	-%	-%
Ireland	203	-	50	47	3	299	92	8	-	-
Italy	150	100	-	-	-	218	100	-	-	-
Luxembourg	140	-	100	-	-	143	-	100	-	-
Australia	101	91	9	-	-	136	100	-	-	-
Germany	93	21	6	73	-	113	31	69	-	-
Netherlands	47	35	65	-	-	150	78	22	-	-
France	9	100	-	-	-	10	100	-	-	-
Total European floating rate notes—available-for-sale	$1,429	55%	34%	11%	-%	$1,907	85%	15%	-%	-%
Sovereign debt:
United Kingdom	$4,526	100%	-%	-%	-%	$3,214	100%	-%	-%	-%
France	2,790	100	-	-	-	1,845	100	-	-	-
Germany	2,347	100	-	-	-	3,065	100	-	-	-
Netherlands	2,230	100	-	-	-	396	100	-	-	-
Other	61	97	3	-	-	29	93	6	-	1
Total sovereign debt	$11,954	100%	-%	-%	-%	$8,549	100%	-%	-%	-%
Alt-A RMBS (b), originated in:
2007	$554	-%	-%	-%	100%	$792	-%	-%	-%	100%
2006	488	-	-	-	100	660	-	-	-	100
2005	628	5	-	1	94	820	2	-	4	94
2004 and earlier	209	-	4	27	69	241	22	46	19	13
Total Alt-A RMBS (b)	$1,879	2%	-%	3%	95%	$2,513	3%	4%	3%	90%
Prime RMBS (b), originated in:
2007	$370	-%	-%	-%	100%	$679	-%	-%	-%	100%
2006	308	-	-	-	100	431	-	-	-	100
2005	465	-	4	-	96	672	2	5	1	92
2004 and earlier	32	9	-	22	69	43	49	47	-	4
Total prime RMBS (b)	$1,175	-%	2%	1%	97%	$1,825	2%	3%	-%	95%
Subprime RMBS (b), originated in:
2007	$3	-%	-%	-%	100%	$15	-%	-%	-%	100%
2006	74	-	-	-	100	89	-	-	-	100
2005	11	-	-	-	100	13	-	-	-	100
2004 and earlier	37	5	34	-	61	41	53	-	-	47
Total subprime RMBS (b)	$125	2%	10%	-%	88%	$158	14%	-%	-%	86%
(a)	At Dec. 31, 2011 and Dec. 31, 2010, the German foreign covered bonds were considered Level 1 in the valuation hierarchy. All other assets in the table above are primarily Level 2 assets in the valuation hierarchy.
(b)	Previously included in the Grantor Trust.

BNY Mellon     145

Notes to Consolidated Financial Statements (continued)

Changes in Level 3 fair value measurements

The tables below include a roll forward of the balance sheet amounts for the years ended Dec. 31, 2011 and 2010 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Our classification of a financial instrument in Level 3 of the valuation hierarchy is based on the significance of the unobservable factors to the overall fair value measurement. However, these instruments generally include other observable components that are actively quoted or validated to third-party sources; accordingly, the gains and losses in the table below include changes in fair value due to observable parameters as well as the unobservable parameters in our valuation methodologies. We also frequently manage the risks of Level 3 financial instruments using securities and derivatives positions that are Level 1 or 2 instruments which are not included in the table; accordingly, the gains or losses below do not reflect the effect of our risk management activities related to the Level 3 instruments.

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2011
	Available-for-sale securities				Trading assets
(in millions)	State and political subdivisions		Other debt securities		Debt and equity instruments		Derivative assets	Loans	Other assets	Total assets
Fair value at Dec. 31, 2010	$10		$58		$32		$119	$6	$113	$338
Transfers into Level 3	35		-		25		48	-	49	157
Transfers out of Level 3	-		(55)		-		(84)	(2)	(3)	(144)
Total gains or (losses):
Included in earnings (or changes in net assets)	-	(a)	-	(a)	6	(b)	15 (b)	-	9 (c)	30
Purchases, issuances, sales and settlements:
Purchases	-		-		-		-	-	4	4
Issuances	-		-		-		-	1	-	1
Sales	-		-		-		-	-	(15)	(15)
Settlements	-		-		-		(1)	(5)	-	(6)
Fair value at Dec. 31, 2011	$45		$3		$63		$97	$-	$157	$365
The amount of total gains or (losses) included in earnings (or changes in net assets) attributable to the changes in unrealized gains or losses					$4		$15	$-	$-	$19
(a)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).
(b)	Reported in foreign exchange and other trading revenue.
(c)	Reported in investment income.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2011
	Trading liabilities
(in millions)	Debt and equity instruments	Derivative liabilities	Other liabilities		Total liabilities
Fair value at Dec. 31, 2010	$6	$171	$2		$179
Transfers into Level 3	-	77	-		77
Transfers out of Level 3	-	(9)	-		(9)
Total (gains) or losses:
Included in earnings (or changes in net liabilities)	-	88 (a)	(2	) (b)	86
Purchases, issuances, sales and settlements:
Settlements	(6)	(13)	-		(19)
Fair value at Dec. 31, 2011	$-	$314	$-		$314
The amount of total (gains) or losses included in earnings (or changes in net assets) attributable to the changes in unrealized gains or losses	$-	$142	$-		$142
(a)	Reported in foreign exchange and other trading revenue.
(b)	Reported in other revenue.

146     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2010
(in millions)	Fair value Dec. 31, 2009	Total realized/unrealized gains/(losses) recorded in				Purchases, issuances and settlements, net	Transfers in/(out) of Level 3		Fair value Dec. 31, 2010	Change in unrealized gains and (losses) related to instruments held at Dec. 31, 2010
		Income		Comprehensive income
Available-for-sale securities:
Asset-backed CLOs	$6	$-		$-		$-	$(6)		$-	$-
State and political subdivisions	-	1		-		-	9		10	1
Other debt securities	50	2		-		8	(2)		58	2
Total available-for-sale	56	3	(a)	-	(a)	8	1		68	3
Trading assets:
Debt and equity instruments	170	(1	) (b)	-		3	(140)		32	-
Derivative assets:
Interest rate	121	(19)		-		2	15		119	28
Equity	25	(25)		-		-	-		-	-
Total derivative assets	146	(44	) (b)	-		2	15		119	28
Total trading assets	316	(45)		-		5	(125)		151	28
Loans	25	2		-		(18)	(3)		6	-
Other assets	164	13	(c)	-		(4)	(60)		113	-
Total assets	$561	$(27)		$-		$(9)	$(187	) (d)	$338	$31
(a)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive loss except for other than temporary impairment losses which are recorded in securities gains (losses).
(b)	Reported in foreign exchange and other trading revenue.
(c)	Reported in foreign exchange and other trading revenue, except for derivatives in designated hedging relationships which are recorded in interest revenue and interest expense.
(d)	Primarily relates to investments consolidated in accordance with ASC 810.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2010
(in millions)	Fair value Dec. 31, 2009	Total realized/unrealized (gains)/losses recorded in			Purchases, issuances and settlements, net	Transfers in/(out) of Level 3	Fair value Dec. 31, 2010	Change in unrealized (gains) and losses related to instruments held at Dec. 31, 2010
		Income		Comprehensive income
Trading liabilities:
Debt and equity instruments	$-	$-		$-	$6	$-	$6	$-
Derivative liabilities:
Interest rate	54	88		-	9	(2)	149	122
Equity	38	(31)		-	15	-	22	-
Total derivative liabilities	92	57	(a)	-	24	(2)	171	122
Total trading liabilities	92	57		-	30	(2)	177	122
Other liabilities	3	(1	) (b)	-	-	-	2	-
Total liabilities	$95	$56		$-	$30	$(2)	$179	$122
(a)	Reported in foreign exchange and other trading revenue.
(b)	Reported in foreign exchange and other trading revenue, except for derivatives in designated hedging relationships which are recorded in interest revenue and interest expense.

BNY Mellon     147

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. An example would be the recording of an impairment of an asset.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2011 and 2010, for which a nonrecurring change in fair value has been recorded during the years ended Dec. 31, 2011 and 2010.

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2011 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$178	$43	$221
Other assets (b)	-	126	-	126
Total assets at fair value on a nonrecurring basis	$-	$304	$43	$347

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2010 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$188	$53	$241
Other assets (b)	-	6	-	6
Total assets at fair value on a nonrecurring basis	$-	$194	$53	$247
(a)	During the years ended Dec. 31, 2011 and 2010, the fair value of these loans was reduced $32 million and $15 million, based on the fair value of the underlying collateral as allowed by ASC 310, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.
(b)	Includes other assets received in satisfaction of debt and loans held for sale. Loans held for sale are carried on the balance sheet at the lower of cost or market value.

Note 23—Fair value option

ASC 825 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments.

The following table presents the assets and liabilities, by type, of consolidated investment management funds recorded at fair value.

Assets and liabilities of consolidated investment management funds, at fair value (in millions)	Dec. 31,	Dec. 31,
	2011	2010
Assets of consolidated investment management funds:
Trading assets	$10,751	$14,121
Other assets	596	645
Total assets of consolidated investment management funds	$11,347	$14,766
Liabilities of consolidated investment management funds:
Trading liabilities	$10,053	$13,561
Other liabilities	32	2
Total liabilities of consolidated investment management funds	$10,085	$13,563
Non-redeemable noncontrolling interests of consolidated investment management funds	$670	$699

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Accordingly, mark-to-market best reflects the limited interest BNY

148     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Mellon has in the economic performance of the consolidated CLOs. Changes in the values of assets and liabilities are reflected in the income statement as investment income of consolidated investment management funds.

We have elected the fair value option on $240 million of long-term debt in connection with ASC 810. At Dec. 31, 2011, the fair value of this long-term debt was $326 million. The long-term debt is valued using observable market inputs and is included in Level 2 of the ASC 820 hierarchy.

The following table presents the changes in fair value of the long-term debt included in foreign exchange and other trading revenue in the consolidated income statement.

Foreign exchange and other trading revenue
	Year ended Dec. 31,
(in millions)	2011	2010
Long-term debt (a)	$(57)	$(29)
(a)	The change in fair value of the long-term debt is approximately offset by an economic hedge included in trading.

We have elected the fair value option on $120 million of unfunded lending-related commitments. The fair market value of unfunded lending-related commitments for which the fair value option was elected was a liability of less than $1 million at Dec. 31, 2011 and Dec. 31, 2010 and is included in other liabilities. Unfunded lending-related commitments are valued using quotes from dealers in the loan markets, and are included in Level 3 of the ASC 820 hierarchy.

Note 24—Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, securities lending indemnifications and support agreements. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs and to hedge foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks. Significant industry concentrations related to credit exposure at Dec. 31, 2011 are disclosed in the Financial institutions portfolio exposure table and the Commercial portfolio exposure table below.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2011
	Loans	Unfunded commitments	Total exposure
Banks	$6.3	$1.9	$8.2
Securities industry	3.8	2.6	6.4
Insurance	0.1	4.6	4.7
Asset managers	0.8	3.2	4.0
Government	-	1.6	1.6
Other	0.1	1.6	1.7
Total	$11.1	$15.5	$26.6

Commercial portfolio exposure (in billions)	Dec. 31, 2011
	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.3	$5.7	$6.0
Energy and utilities	0.3	4.8	5.1
Services and other	0.5	4.5	5.0
Media and telecom	0.2	1.3	1.5
Total	$1.3	$16.3	$17.6

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

The following table presents a summary of our off-balance sheet credit risks, net of participations.

Off-balance sheet credit risks	Dec. 31,
(in millions)	2011	2010
Lending commitments (a)	$28,406	$29,100
Standby letters of credit (b)	6,707	8,483
Commercial letters of credit	437	512
Securities lending indemnifications	268,812	278,069
Support agreements	63	116
(a)	Net of participations totaling $326 million at Dec. 31, 2011 and $423 million at Dec. 31, 2010.
(b)	Net of participations totaling $1.2 billion at Dec. 31, 2011 and $1.7 billion at Dec. 31, 2010 .

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

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $9.9 billion less than one year, $18.3 billion in one to five years and $0.2 billion over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations. As shown in the off-balance sheet credit risks table, the maximum potential exposure of SBLCs was $6.7 billion at Dec. 31, 2011 and $8.5 billion at Dec. 31, 2010, and includes $485 million and $628 million that were collateralized with cash and securities at Dec. 31, 2011 and 2010, respectively. At Dec. 31, 2011, $2.2 billion of the SBLCs will expire within one year, $4.3 billion in one to five years and $0.2 billion over five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by ASC 460 – Guarantees, the fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and SBLCs, if any, is included in the allowance for lending-related commitments. The allowance for lending-related commitments was $103 million at Dec. 31, 2011 and $73 million at Dec. 31, 2010.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2011	2010
Investment grade	91%	89%
Noninvestment grade	9%	11%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $437 million at Dec. 31, 2011 compared with $512 million at Dec. 31, 2010.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon), to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which normally matures in less than 90 days.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide cash collateral with a value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $276 billion at Dec. 31, 2011 and $285 billion at Dec. 31, 2010. We recorded $183 million of fee revenue from securities lending transactions in 2011 compared with $150 million in 2010.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

At Dec. 31, 2011, our potential maximum exposure to support agreements was $63 million, after deducting the reserve, assuming the securities subject to these agreements being valued at zero and the NAV of the related funds declining below established thresholds. This compares with $116 million at Dec. 31, 2010.

Trust activities

As a result of the GIS acquisition, at Dec. 31, 2011, our clients maintained approximately $400 million of

150     BNY Mellon

Notes to Consolidated Financial Statements (continued)

custody cash on deposit with other institutions. Revenue generated from these balances is included in other revenue on the income statement. These deposits are expected to transition to BNY Mellon by mid-2012.

Operating leases

Net rent expense for premises and equipment was $350 million in 2011, $314 million in 2010 and $327 million in 2009.

At Dec. 31, 2011, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2012—$318 million; 2013—$306 million; 2014—$249 million; and 2015—$205 million; 2016—$189 million; and 2017 through 2031—$798 million.

Indemnification Arrangements under Ordinary Course Contracts

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2011 and Dec. 31, 2010, we have not recorded any material liabilities under these arrangements.

Clearing and Settlement Exchanges

We are a minority equity investor in, and member of, several industry clearing or settlement exchanges through which foreign exchange, securities, or other transactions settle. Certain of these industry clearing or settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies which enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. In addition, any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. At Dec. 31, 2011 and Dec. 31, 2010, we have not recorded any material liabilities under these arrangements.

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

Notes to Consolidated Financial Statements (continued)

reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. BNY Mellon will continue to monitor such matters for developments that could affect the amount of the reserve, and will adjust the reserve amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, BNY Mellon does not establish a reserve and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. BNY Mellon believes that its accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on net income in a given period.

For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters where BNY Mellon is able to estimate a reasonably possible loss, exclusive of matters described in Note 13 of the Notes to Consolidated Financial Statements, subject to the accounting and reporting requirements of ASC 740 (FASB Interpretation 48), the aggregate range of such reasonably possible loss is up to $1.05 billion in excess of the accrued liability (if any) related to those matters.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Sentinel Matters

As previously disclosed, on Jan. 18, 2008, The Bank of New York Mellon filed a proof of claim in the Chapter 11 bankruptcy proceeding of Sentinel Management Group, Inc. (“Sentinel”) pending in federal court in the Northern District of Illinois, seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at The Bank of New York Mellon. On March 3, 2008, the bankruptcy trustee filed an adversary complaint against The Bank of New York Mellon seeking to disallow The Bank of New York Mellon’s claim and seeking damages for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly using those assets as collateral for the loan. In a decision dated Nov. 3, 2010, the court found for The Bank of New York Mellon and against the bankruptcy trustee, holding that The Bank of New York Mellon’s loan to Sentinel is valid, fully secured and not subject to equitable subordination. The bankruptcy trustee appealed this decision on Dec. 1, 2010.

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

Auction Rate Securities Matters

As previously disclosed, in April 2008, BNY Mellon notified the SEC that Mellon Financial Markets LLC (“MFM”) placed orders on behalf of certain issuers to purchase their own Auction Rate Securities (“ARS”). In approximately October 2008, the Texas State Securities Board, Florida Office of Financial Regulation and the New York State Attorney General (the “regulators”) began an investigation focused on whether and to what extent the issuers’ orders had the effect of reducing the clearing rate and preventing failed auctions. MFM reached a settlement with the regulators in December 2011 pursuant to which the regulators discontinued the investigation.

As previously disclosed, in February and April 2009, two institutional customers filed lawsuits in Texas state District Court for Dallas County, and California state Superior Court for Orange County, alleging misrepresentations and omissions in the sale of ARS. Two more institutional customers filed arbitration proceedings in December 2008 and May 2011. The Texas lawsuit was resolved and dismissed on April 8, 2011. The earlier-filed arbitration proceeding was dismissed on Aug. 1, 2011. The remaining disputes together seek rescission or damages relating to approximately $67 million of ARS, plus interest and attorneys’ fees.

Securities Lending Matters

As previously disclosed, BNY Mellon or its affiliates have been named as defendants in a number of lawsuits initiated by participants in BNY Mellon’s securities lending program, which is a part of BNY Mellon’s Investment Services business. The lawsuits were filed on various dates from December 2008 to 2011, and are currently pending in courts in Oklahoma, New York, Washington, California and South Carolina and in commercial court in London. The complaints assert contractual, statutory, and

152     BNY Mellon

Notes to Consolidated Financial Statements (continued)

common law claims, including claims for negligence and breach of fiduciary duty. The plaintiffs allege losses in connection with the investment of securities lending collateral, including losses related to investments in Sigma Finance Inc., Lehman Brothers Holdings, Inc. and certain asset-backed securities, and seek damages as to those losses. Three of the pending cases seek to proceed as class actions.

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

Medical Capital Litigations

As previously disclosed, The Bank of New York Mellon has been named as a defendant in a number of class actions and non-class actions brought by numerous plaintiffs in connection with its role as indenture trustee for debt issued by affiliates of Medical Capital Corporation. The actions, filed in late 2009 and currently pending in federal court in the Central District of California, allege that The Bank of New York Mellon breached its fiduciary and contractual obligations to the holders of the underlying securities, and seek unspecified damages.

Foreign Exchange Matters

As previously disclosed, beginning in December 2009, government authorities have been conducting inquiries seeking information relating primarily to standing instruction foreign exchange transactions in connection with custody services BNY Mellon provides to public pension plans and certain other custody clients. BNY Mellon is cooperating with these inquiries.

In addition, in early 2011, as previously disclosed, the Virginia Attorney General’s Office and the Florida Attorney General’s Office each filed a Notice of Intervention in a qui tam lawsuit pending in its jurisdiction. These offices filed complaints superseding the qui tam lawsuits on Aug. 11, 2011. On Oct. 4, 2011, the New York Attorney General’s Office, the New York City Comptroller and various city pension and benefit funds filed a lawsuit whereby, among other things, the plaintiffs assert claims under the Martin Act and state and city false claims acts. Also, on Oct. 4, 2011, the United States Department of Justice (“DOJ”) filed a civil lawsuit seeking civil penalties under 12 U.S.C. Section 1833a and injunctive relief under 18 U.S.C. Section 1345 based on alleged ongoing violations of 18 U.S.C. Sections 1341 and 1343 (mail and wire fraud). On Jan. 17, 2012, the court approved a partial settlement resolving the DOJ’s claim for injunctive relief. In October 2011, several political subdivisions of the state of California intervened in a qui tam lawsuit pending in California state court, previously under seal, and, on Nov. 28, 2011, BNY Mellon removed the lawsuit to federal district court in California. On Oct. 26, 2011, the Massachusetts Securities Division filed an Administrative Complaint against BNY Mellon.

BNY Mellon has also been named as a defendant in several putative class action lawsuits filed on various dates in 2011 in federal district courts in Pennsylvania, California, and New York. The

BNY Mellon     153

Notes to Consolidated Financial Statements (continued)

complaints, which assert varying claims, including breach of contract, and violations of ERISA, state and federal law, all allege that the prices BNY Mellon charged and reported for standing instruction foreign exchange transactions executed in connection with custody services provided by BNY Mellon were improper. In addition, BNY Mellon has been named as a nominal defendant in several derivative lawsuits filed on various dates in 2011 and 2012 in New York state court and federal district court in New York.

German Broker-Dealer Litigation

As previously disclosed, on various dates from 2004 to 2011, BNY Mellon subsidiary Pershing LLC (“Pershing”) was named as a defendant in more than 100 lawsuits filed in Germany by plaintiffs who are investors with accounts at German broker-dealers. The plaintiffs allege that Pershing, which had a contractual relationship with the broker-dealers through which the broker-dealers executed options transactions on behalf of the broker-dealers’ clients, should be held liable for the tortious acts of the broker-dealers. Plaintiffs seek to recover their investment losses, interest, and statutory attorney’s fees and costs. On March 9, 2010, the 11th Senate of the German Federal Supreme Court ruled in the plaintiff’s favor in one of these cases, and held Pershing liable for a German broker-dealer’s tortious acts. In subsequent cases, the Supreme Court continued to rule in the plaintiffs’ favor. In December 2011, Pershing settled the majority of the cases.

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

Tax Litigation

As previously disclosed, on Aug. 17, 2009, BNY Mellon received a Statutory Notice of Deficiency disallowing tax benefits for the 2001 and 2002 tax years in connection with a 2001 transaction that involved the payment of U.K. corporate income taxes that were credited against BNY Mellon’s U.S. corporate income tax liability. On Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court contesting the disallowance of the benefits. A trial is currently scheduled for April 16, 2012. The aggregate tax benefit for all six years in question is approximately $900 million, including interest. In the event BNY Mellon is unsuccessful in defending its position, the IRS has agreed not to assess underpayment penalties. See Note 13 of the Notes to Consolidated Financial Statements for additional information.

Mortgage-Securitization Trusts Proceeding

The Bank of New York Mellon as trustee is the petitioner in a legal proceeding filed in New York State Supreme Court, New York County on June 29, 2011, seeking approval of a proposed settlement involving Bank of America Corporation and bondholders in certain Countrywide residential mortgage-securitization trusts. The New York Attorney General has sought permission to intervene in this proceeding and to assert claims against BNY Mellon under the Martin Act and the Executive Law. On Aug. 26, 2011, an investor that had intervened in the state court proceeding removed this case to the United States District Court for the Southern District of New York. BNY Mellon sought to remand the case to state court and on Oct. 19, 2011, the District Court denied BNY Mellon’s motion. On Jan. 17, 2012, BNY Mellon filed its brief appealing the District Court’s decision to the Second Circuit Court of Appeals.

Note 25—Derivative instruments

We use derivatives to manage exposure to market risk, interest rate risk, credit risk and foreign currency risk. Our trading activities are focused on acting as a market-maker for our customers and facilitating customer trades. In addition, we periodically manage positions for our own account. Positions managed for our own account are immaterial to our overall foreign exchange and other trading revenue and to our overall results of operations.

The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting agreements to minimize the credit risk of derivative financial instruments. We enter into offsetting positions to reduce exposure to foreign exchange and interest rate risk.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative

154     BNY Mellon

Notes to Consolidated Financial Statements (continued)

contract. Counterparty default losses were $15 million in 2011 and $39 million in 2010. Reserves for losses incurred in both 2011 and 2010 were established in prior years. As a result, these counterparty default losses did not impact income in either year.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. For hedges of investment securities available-for-sale, deposits and long-term debt, the hedge documentation specifies the terms of the hedged items and the interest rate swaps and indicates that the derivative is hedging a fixed-rate item and is a fair value hedge, that the hedge exposure is to the changes in the fair value of the hedged item due to changes in benchmark interest rates, and that the strategy is to eliminate fair value variability by converting fixed-rate interest payments to LIBOR.

The securities hedged consist of sovereign debt and U.S. Treasury bonds that had original maturities of 30 years or less at initial purchase. The swaps on the sovereign debt and U.S. Treasury bonds are not callable. All of these securities are hedged with “pay fixed rate, receive variable rate” swaps of similar maturity, repricing and fixed rate coupon. At Dec. 31, 2011, $4 billion of securities were hedged with interest rate swaps that had notional values of $4 billion.

The fixed rate deposits hedged generally have original maturities of three to six years and are not callable. These deposits are hedged with “receive fixed rate, pay variable” rate swaps of similar maturity, repricing and fixed rate coupon. The swaps are not callable. At Dec. 31, 2011, $10 million of deposits were hedged with interest rate swaps that had notional values of $10 million.

The fixed rate long-term debts hedged generally have original maturities of five to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2011, $14.3 billion of debt was hedged with interest rate swaps that had notional values of $14.3 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of nine months or less to hedge our British Pound, Euro and Indian Rupee foreign exchange exposure with respect to foreign currency forecasted revenue and expense transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2011, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $136.1 million (notional), with $0.4 million of pre-tax gain recorded in accumulated other comprehensive income. This gain will be reclassified to income or expense over the next nine months.

We use forward foreign exchange contracts with remaining maturities of one year or less as hedges against our foreign exchange exposure to Euro, Norwegian Krona, British Pound, Swiss Franc and Japanese Yen with respect to interest-bearing deposits with banks and their associated forecasted interest revenue. These hedges are designated as cash flow hedges. These hedges are affected such that their maturities and notional values match those of the deposits with banks. As of Dec. 31, 2011, the hedged interest-bearing deposits with banks and their designated forward foreign exchange contract hedges were $8.8 billion (notional), with $3.0 million of pre-tax loss recorded in accumulated other comprehensive income. This loss will be reclassified to net interest revenue over the next twelve months.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts usually have maturities of less than two years. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. Changes in the value of the forward foreign exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these forward foreign exchange contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2011, forward foreign exchange contracts with notional amounts totaling $5.2 billion were designated as hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2011, had a combined U.S. dollar equivalent value of $495 million.

BNY Mellon     155

Notes to Consolidated Financial Statements (continued)

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2011	2010	2009
Fair value hedges on loans	$0.1	$0.1	$(0.1)
Fair value hedges of securities	(8.6)	(4.2)	0.1
Fair value hedges of deposits and long-term debt	(5.3)	7.7	2.2
Cash flow hedges	(0.1)	0.1	-
Other (a)	(0.1)	(0.2)	0.1
Total	$(14.0)	$3.5	$2.3
(a)	Includes ineffectiveness recorded on foreign exchange hedges.

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2011 and 2010.

Impact of derivative instruments on the balance sheet	Notional Value		Asset Derivatives Fair Value (a)		Liability Derivatives Fair Value (a)
(in millions)	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
Derivatives designated as hedging instruments (b):
Interest rate contracts	$18,281	$13,967	$965	$834	$298	$44
Foreign exchange contracts	14,160	11,816	635	2	21	116
Total derivatives designated as hedging instruments			$1,600	$836	$319	$160
Derivatives not designated as hedging instruments (c):
Interest rate contracts	$975,308	$1,090,718	$26,652	$15,651	$27,440	$16,275
Equity contracts	8,205	6,905	418	449	330	380
Credit contracts	333	681	3	2	-	4
Foreign exchange contracts	379,235	315,050	4,632	3,661	4,355	3,707
Total derivatives not designated as hedging instruments			$31,705	$19,763	$32,125	$20,366
Total derivatives fair value (d)			$33,305	$20,599	$32,444	$20,526
Effect of master netting agreements			(26,047)	(15,827)	(25,009)	(15,181)
Fair value after effect of master netting agreements			$7,258	$4,772	$7,435	$5,345
(a)	Derivative financial instruments are reported net of cash collateral received and paid of $1,269 million and $231 million, respectively, at Dec. 31, 2011 and $889 million and $243 million, respectively, at Dec. 31, 2010.
(b)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the balance sheet.
(c)	The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the balance sheet.
(d)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815.

At Dec. 31, 2011, $336 billion (notional) of interest rate contracts will mature within one year, $391 billion between one and five years, and $267 billion after five years. At Dec. 31, 2011, $376 billion

(notional) of foreign exchange contracts will mature within one year, $9 billion between one and five years, and $8 billion after five years.

Impact of derivative instruments on the income statement (in millions)
Derivatives in fair value hedging relationships	Location of gain or (loss) recognized in income on derivatives	Amount of gain or (loss) recognized in income on derivatives Year ended Dec. 31,			Location of gain or (loss) recognized in income on hedged item	Amount of gain or (loss) recognized in hedged item Year ended Dec. 31,
		2011	2010	2009		2011	2010	2009
Interest rate contracts	Net interest revenue	$(150)	$370	$(406)	Net interest revenue	$136	$(366)	$408

156     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Derivatives in cash flow hedging relationships	Amount of gain or (loss) recognized in accumulated OCI on derivative (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,

	2011	2010	2009		2011	2010	2009		2011	2010	2009
FX contracts	$(118)	$(7)	$-	Net interest revenue	$(114)	$(6)	$-	Net interest revenue	$-	$-	$-
FX contracts	(6)	(134)	(1)	Other revenue	(6)	(135)	6	Other revenue	(0.1)	0.1	-
FX contracts	(525)	-	-	Trading revenue	(525)	-	-	Trading revenue	-	-	-
FX contracts	3	(1)	-	Salary expense	2	(1)	-	Salary expense	-	-	-
Interest rate contracts	-	-	-	Net interest revenue	-	-	26	Net interest revenue	-	-	-
Total	$(646)	$(142)	$(1)		$(643)	$(142)	$32		$(0.1)	$0.1	$-

Derivatives in net investment hedging relationships	Amount of gain or (loss) recognized in accumulated OCI on derivatives (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Amount of gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Amount of gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,

	2011	2010	2009		2011	2010	2009		2011	2010	2009
FX contracts	$75	$(52)	$(298)	Net interest revenue	$-	$-	$-	Other revenue	$(0.1)	$(0.2)	$0.1

Trading activities (including trading derivatives)

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

Revenue from foreign exchange and other trading included the following:

Foreign exchange and other trading revenue
(in millions)	2011	2010	2009
Foreign exchange	$761	$787	$850
Fixed income	65	80	242
Credit derivatives (a)	(3)	(7)	(84)
Other	25	26	28
Total	$848	$886	$1,036
(a)	Used as economic hedges of loans.

Foreign exchange includes income from purchasing and selling foreign currencies and currency forwards, futures, and options. Fixed income reflects results from futures and forward contracts, interest rate swaps, foreign currency swaps, options, and fixed income securities. Credit derivatives include revenue from credit default swaps. Other primarily includes income from equity securities and equity derivatives.

Counterparty credit risk and collateral

We assess credit risk of our counterparties through regular examination of their financial statements, confidential communication with the management of those counterparties and regular monitoring of publicly available credit rating information. This and other information is used to develop proprietary credit rating metrics used to assess credit quality.

BNY Mellon     157

Notes to Consolidated Financial Statements (continued)

Collateral requirements are determined after a comprehensive review of the credit quality of each counterparty. Collateral is generally held or pledged in the form of cash or highly liquid government securities. Collateral requirements are monitored and adjusted daily.

Additional disclosures concerning derivative financial instruments are provided in Notes 21 and 22 of the Notes to Consolidated Financial Statements.

Disclosure of contingent features in over-the-counter (“OTC”) derivative instruments

Certain OTC derivative contracts and/or collateral agreements of The Bank of New York Mellon, our largest banking subsidiary and the subsidiary through which BNY Mellon enters into the substantial majority of all of its OTC derivative contracts and/or collateral agreements, contain provisions that may require us to take certain actions if The Bank of New York Mellon’s public debt rating fell to a certain level. Early termination provisions, or “close-out” agreements, in those contracts could trigger immediate payment of outstanding contracts that are in net liability positions. Certain collateral agreements would require The Bank of New York Mellon to immediately post additional collateral to cover some or all of The Bank of New York Mellon’s liabilities to a counterparty.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions as of Dec. 31, 2011 for three key ratings triggers:

If The Bank of New York Mellon’s rating was changed to (Moody’s/S&P)	Potential close-out exposures (fair value) (a)
A3/A-	$936 million
Baa2/BBB	$1,129 million
Bal/BB+	$1,803 million
(a)	The change between rating categories is incremental, not cumulative.

Additionally, if The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2011, existing collateral arrangements would have required us to have posted an additional $498 million of collateral.

Note 26—Review of businesses

We have an internal information system that produces performance data for our two principal businesses and the Other segment. The following discussion of our businesses satisfies the disclosure requirements for ASC 280, Segment Reporting.

Organization of our business

In the first quarter of 2011, BNY Mellon realigned its internal reporting structure and business presentation to focus on its two principal businesses, Investment Management and Investment Services. The realignment reflects management’s current approach to assessing performance and decisions regarding resource allocations. Investment Management includes the former Asset Management and Wealth Management businesses. Investment Services includes the former Asset Servicing, Issuer Services and Clearing Services businesses, and the Cash Management business previously included in the Treasury Services business. The Other segment includes credit-related activities previously included in the Treasury Services business, the lease financing portfolio, corporate treasury activities, including our investment securities portfolio, our equity investments in Wing Hang Bank and ConvergEx Group, business exits and corporate overhead. All prior periods presented in this Annual Report are presented accordingly.

Also in the first quarter of 2011, we revised the net interest revenue for our businesses to reflect a new approach which adjusts our transfer pricing methodology to better reflect the value of certain domestic deposits. All prior period business results were restated to reflect this revision. This revision did not impact the consolidated results.

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business results are subject to reclassification whenever improvements are made in the measurement principles, or when organizational changes are made.

The accounting policies of the businesses are the same as those described in Note 1 of the Notes to Consolidated Financial Statements.

The operations of acquired businesses are integrated with the existing businesses soon after they are completed. As a result of the integration of staff support functions, management of customer relationships, operating processes and the financial

158     BNY Mellon

Notes to Consolidated Financial Statements (continued)

impact of funding acquisitions, we cannot precisely determine the impact of acquisitions on income before taxes and therefore do not report it.

Information on our businesses is reported on a continuing operations basis for 2010 and 2009. See

Note 4 of the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

The primary types of revenue for two principal businesses and the Other segment are presented below:

Business	Primary types of revenue
Investment Management

•    Investment management and performance fees from:

Mutual funds

Institutional clients

Private clients

High-net-worth individuals and families, endowments and foundations and related entities

•    Distribution and servicing fees

Investment Services

•    Asset servicing fees, including institutional trust and custody fees, broker-dealer services and securities lending

•    Issuer services fees, including Corporate Trust, Depositary Receipts, employee investment plan services and Shareowner Services

•    Clearing services fees, including broker-dealer services, registered investment advisor services and prime brokerage services

•    Treasury services fees, including global payment services and working capital solutions

•    Foreign exchange

Other segment	• Credit-related activities • Leasing operations • Corporate treasury activities • Global markets and institutional banking services • Business exits

The results of our businesses are presented and analyzed on an internal management reporting basis:

•

Revenue amounts reflect fee and other revenue generated by each business. Fee and other revenue transferred between businesses under revenue transfer agreements is included within other revenue in each business.

•

Revenues and expenses associated with specific client bases are included in those businesses. For example, foreign exchange activity associated with clients using custody products is allocated to Investment Services.

•

Net interest revenue is allocated to businesses based on the yields on the assets and liabilities generated by each business. We employ a funds transfer pricing system that matches funds with the specific assets and liabilities of each business based on their interest sensitivity and maturity characteristics.

•	Support and other indirect expenses are allocated to businesses based on internally-developed methodologies.
•	Recurring FDIC expense is allocated to the businesses based on average deposits generated within each business.
•	Litigation expense is generally recorded in the business in which the charge occurs.
•

Management of the investment securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the valuation of the securities portfolio are included in the Other segment.

•	Client deposits serve as the primary funding source for our investment securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits.

Accordingly, the higher yield related to the restructured investment securities portfolio has been included in the results of the businesses.

•	Restructuring charges are related to corporate initiatives and are therefore recorded in the Other segment.
•	M&I expenses are corporate level items and are therefore recorded in the Other segment.

BNY Mellon     159

Notes to Consolidated Financial Statements (continued)

•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.
•	Goodwill and intangible assets are reflected within individual businesses.

Total revenue includes approximately $2.2 billion in 2011, $2.1 billion in 2010 and $1.6 billion in 2009, of international operations domiciled in the UK which comprised 15%, 15% and 21% of total revenue, respectively.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2011 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,264	(a)	$7,957	$475	$11,696	(a)
Net interest revenue	206		2,635	143	2,984
Total revenue	3,470		10,592	618	14,680
Provision for credit losses	1		-	-	1
Noninterest expense	2,746		7,478	888	11,112
Income (loss) before taxes	$723	(a)	$3,114	$(270)	$3,567	(a)
Pre-tax operating margin (b)	21%		29%	N/M	24%
Average assets	$37,043		$207,454	$46,648	$291,145
(a)	Total fee and other revenue includes income from consolidated investment management funds of $200 million, net of noncontrolling interests of $50 million, for a net impact of $150 million. Income before taxes includes noncontrolling interests of $50 million.
(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2010
(dollar amounts in millions)	Investment Management		Investment Services	Other	Total continuing operations
Fee and other revenue	$3,234	(a)	$7,179	$478	$10,891	(a)
Net interest revenue	205		2,448	272	2,925
Total revenue	3,439		9,627	750	13,816
Provision for credit losses	3		-	8	11
Noninterest expense	2,693		6,515	962	10,170
Income (loss) before taxes	$743	(a)	$3,112	$(220)	$3,635	(a)
Pre-tax operating margin (b)	22%		32%	N/M	26%
Average assets	$35,411		$161,605	$40,420	$237,436	(c)
(a)	Total fee and other revenue includes income from consolidated investment management funds of $226 million, net of noncontrolling interests of $59 million, for a net impact of $167 million. Income before taxes includes noncontrolling interests of $59 million.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $404 million in 2010, consolidated average assets were $237,840 million.

For the year ended Dec. 31, 2009
(dollar amounts in millions)	Investment Management	Investment Services	Other	Total continuing operations
Fee and other revenue	$2,825	$6,887	$(4,973)	$4,739
Net interest revenue	242	2,349	324	2,915
Total revenue	3,067	9,236	(4,649)	7,654
Provision for credit losses	1	-	331	332
Noninterest expense	2,499	5,901	1,130	9,530
Income (loss) before taxes	$567	$3,335	$(6,110)	$(2,208)
Pre-tax operating margin (a)	18%	36%	N/M	N/M
Average assets	$21,840	$151,001	$37,098	$209,939	(b)
(a)	Income before taxes divided by total revenue.
(b)	Including average assets of discontinued operations of $2,188 million in 2009, consolidated average assets were $212,127 million.

160     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 27—International operations

International activity includes Investment Management and Investment Services fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the United States and/or the international activity is resident at an international entity. Due to the nature of our international and domestic activities, it is not possible to precisely distinguish between internationally and domestically domiciled customers.

As a result, it is necessary to make certain subjective assumptions such as:

•	Income from international operations is determined after internal allocations for interest revenue, taxes, expenses, provision and allowance for credit losses.
•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total revenue, income before income taxes, income from continuing operations and total assets of our international operations are shown in the table below.

International operations
	International				Total international	Total domestic
(in millions)	EMEA		APAC	Other				Total
2011:
Total assets at period end (a)	$61,115	(b)	$13,030	$1,694	$75,839	$249,427		$325,266
Total revenue	3,780	(b)	842	769	5,391	9,339		14,730
Income before taxes	1,135		426	350	1,911	1,706		3,617
Net income	867		325	267	1,459	1,110		2,569
2010 (c):
Total assets at period end (a)	$72,629	(b)	$8,806	$3,124	$84,559	$162,422		$246,981
Total revenue	3,497	(b)	745	735	4,977	8,898		13,875
Income before taxes	1,222		394	348	1,964	1,730		3,694
Net income from continuing operations	916		295	261	1,472	1,175		2,647
2009 (c):
Total assets at period end (a)	$58,011	(b)	$5,588	$1,375	$64,974	$145,008		$209,982
Total revenue	2,825	(b)(d)	669	578	4,072	3,582		7,654
Income (loss) before taxes	863	(d)	287	257	1,407	(3,615)		(2,208)
Net income (loss) from continuing operations	667	(d)	222	199	1,088	(1,901	) (e)	(813)
(a)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the United States.
(b)	Includes revenue of approximately $2.2 billion, $2.1 billion and $1.6 billion and assets of approximately $28.3 billion, $44.7 billion and $43.0 billion in 2011, 2010, and 2009, respectively, of international operations domiciled in the United Kingdom, which is 15%, 15% and 21% of total revenue and 9%, 18%, and 20% of total assets, respectively.
(c)	Presented on a continuing operations basis.
(d)	In 2009, excludes the $269 million of investment securities losses on the European floating rate notes.
(e)	Domestic income from continuing operations in 2009 was reduced by investment securities losses.

Note 28—Supplemental information to the Consolidated Statement of Cash Flows

Noncash investing and financing transactions that, appropriately, are not reflected in the Consolidated Statement of Cash Flows are listed below.

Noncash investing and financing transactions	Year ended Dec. 31,
(in millions)	2011	2010	2009
Transfers from loans to other assets for OREO	$16	$11	$11
Assets of consolidated VIEs	3,419	15,249	-
Liabilities of consolidated VIEs	3,478	13,949	-
Non-controlling interests of consolidated VIEs	29	699	-
Disposition of business	544	-	-
Issuance of common stock for acquisitions	-	-	85

BNY Mellon     161

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of BNY Mellon’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2010, BNY Mellon changed their methods of accounting related to the consolidation of variable interest entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BNY Mellon’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2012 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York

February 28, 2012

162     BNY Mellon

Directors, Executive Committee and Other Executive Officers

Directors

Ruth E. Bruch

Retired Senior Vice President and

Chief Information Officer

Kellogg Company

Cereal and convenience foods

Nicholas M. Donofrio

Retired Executive Vice President, Innovation and Technology

IBM Corporation

Developer, manufacturer and provider of advanced information technologies and services

Gerald L. Hassell

Chairman, President and Chief Executive Officer

The Bank of New York Mellon Corporation

Edmund F. (Ted) Kelly

Chairman

Liberty Mutual Group

Multi-line insurance company

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

Corn Products International, Inc.

Global producers of corn-refined products and ingredients

John P. Surma

Chairman and Chief Executive Officer United States Steel Corporation

Steel manufacturing

Wesley W. von Schack

Chairman

AEGIS Insurance Services, Inc.

Mutual property and casualty insurance company

Executive Committee and Other Executive Officers

Gerald L. Hassell *

Chairman, President and Chief Executive Officer

Curtis Y. Arledge *

Chief Executive Officer,

Investment Management

Richard F. Brueckner *

Chief of Staff

Arthur Certosimo *

Chief Executive Officer,

Global Markets

Michael Cole-Fontayn

Chairman,

Europe, the Middle East and Africa

Thomas P. (Todd) Gibbons *

Chief Financial Officer

Mitchell E. Harris

President,

Investment Management

Timothy F. Keaney *

Chief Executive Officer,

BNY Mellon Asset Servicing

Stephen D. Lackey

Chairman,

Asia Pacific

James P. Palermo *

Chief Executive Officer,

Global Client Management and Liquidity Services

John A. Park *

Controller

Karen B. Peetz *

Chief Executive Officer,

Financial Markets and Treasury Services

Lisa B. Peters *

Chief Human Resources Officer

Brian G. Rogan *

Chief Risk Officer

Brian T. Shea

Chief Executive Officer,

Pershing LLC

Jane C. Sherburne *

General Counsel

Kurt D. Woetzel *

Head of Global Operations and Technology and Chief Administrative Officer

*	Designated as an Executive Officer.

BNY Mellon     163

Performance Graph

	2006	2007	2008	2009	2010	2011
The Bank of New York Mellon Corporation	$100.0	$119.4	$71.2	$71.8	$78.5	$52.7
S&P 500 Financial Index	100.0	81.5	36.4	42.7	47.9	39.8
S&P 500 Index	100.0	105.5	66.5	84.1	96.7	98.8
Peer Group	100.0	83.4	45.8	51.6	55.8	42.8

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2006 to Dec. 31, 2011. The graph reflects total shareholder returns for The Bank of New York Company, Inc. from Dec. 31, 2006 to June 29, 2007, and for The Bank of New York Mellon Corporation from July 2, 2007 to Dec. 31, 2011. The last day of trading The Bank of New York Company, Inc. common stock on the NYSE was June 29, 2007 and the first day of trading The Bank of New York Mellon Corporation common stock on the NYSE was July 2, 2007. We are showing combined The Bank of New York Company, Inc. – The Bank of New York Mellon Corporation shareholder returns because The Bank of New York Mellon Corporation does not have a five-year history as a public company. Our peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financial Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financial Index, the S&P 500 Index as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2006 in The Bank of New York Company, Inc. common stock (which was converted on a 0.9434 for one basis into The Bank of New York Mellon Corporation common stock on July 1, 2007), in the S&P 500 Financial Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group*
American Express Company Bank of America Corporation BlackRock, Inc. The Charles Schwab Corporation	Citigroup Inc. JPMorgan Chase & Co. Northern Trust Corporation The PNC Financial Services Group, Inc.	Prudential Financial, Inc. State Street Corporation U.S. Bancorp Wells Fargo & Company

*	Returns are weighted by market capitalization at the beginning of the measurement period.

164     BNY Mellon