Form 10-K, Exhibit 13
period 2012-12-31
Bank of New York Mellon CORP
filed 2013-02-28
CIK 1390777

Exhibit 13.1

FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION

2012 Annual Report

Corporate Information	Inside back cover

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary
(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2012	2011	2010	2009		2008
Year ended Dec. 31

Fee revenue	$11,231	$11,498	$10,697	$10,108		$12,342
Net securities gains (losses)	162	48	27	(5,369)		(1,628)
Income from consolidated investment management funds	189	200	226	-		-
Net interest revenue	2,973	2,984	2,925	2,915		2,859
Total revenue	14,555	14,730	13,875	7,654		13,573
Provision for credit losses	(80)	1	11	332		104
Noninterest expense	11,333	11,112	10,170	9,530		11,523
Income (loss) from continuing operations before income taxes	3,302	3,617	3,694	(2,208)		1,946
Provision (benefit) for income taxes	779	1,048	1,047	(1,395)		491
Net income (loss) from continuing operations	2,523	2,569	2,647	(813)		1,455
Net income (loss) from discontinued operations	-	-	(66)	(270)		14
Extraordinary (loss) on consolidation of commercial paper conduit, net of tax	-	-	-	-		(26)
Net income (loss)	2,523	2,569	2,581	(1,083)		1,443
Net (income) attributable to noncontrolling interests	(78)	(53)	(63)	(1)		(24)
Net income (loss) applicable to shareholders of The Bank of New York Mellon Corporation	2,445	2,516	2,518	(1,084)		1,419
Preferred stock dividends	(18)	-	-	(283	) (a)	(33)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,427	$2,516	$2,518	$(1,367)		$1,386

Earnings per diluted common share applicable to common shareholders of The Bank of New York Mellon Corporation:
Net income (loss) from continuing operations	$2.03	$2.03	$2.11	$(0.93)		$1.21
Net income (loss) from discontinued operations	-	-	(0.05)	(0.23)		0.01
Extraordinary (loss), net of tax	-	-	-	-		(0.02)
Net income (loss) applicable to common stock	$2.03	$2.03	$2.05 (b)	$(1.16	) (c)	$1.20

At Dec. 31
Interest-earning assets	$292,887	$259,231	$180,541	$161,537		$184,591
Assets of operations	347,509	313,919	232,493	212,224		237,512
Total assets	358,990	325,266	247,259	212,224		237,512
Deposits	246,095	219,094	145,339	135,050		159,673
Long-term debt	18,530	19,933	16,517	17,234		15,865
Preferred stock	1,068	-	-	-		2,786
Total The Bank of New York Mellon Corporation common shareholders’ equity	35,363	33,417	32,354	28,977		25,264

At Dec. 31
Assets under management (in billions)	$1,386	$1,260	$1,172	$1,115		$928
Assets under custody and/or administration (in trillions) (d)	26.2	25.1	24.1	N/A		N/A
Market value of securities on loan (in billions) (e)	246	269	278	247		326
(a)	Includes an after-tax redemption charge of $196.5 million related to the Series B preferred stock.
(b)	Does not foot due to rounding.
(c)	Diluted earnings per common share for 2009 was calculated using average basic shares. Adding back the dilutive shares would have been anti-dilutive.
(d)	As discussed in “General – Reporting of assets under custody and/or administration,” all periods included in the table have been revised.
(e)	Represents the securities on loan managed by the Investment Services business.

N/A – Not available.

2     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary (continued)

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2012	2011	2010	2009	2008
Net income basis:
Return on common equity (a)	7.1%	7.5%	8.1%	N/M	5.0%
Return on tangible common equity (a)	19.3	22.6	25.6	N/M	20.7
Return on average assets (a)	0.77	0.86	1.06	N/M	0.67

Continuing operations basis:
Return on common equity (a)(b)	7.1%	7.5%	8.3%	N/M	5.0%
Non-GAAP adjusted (a)(b)	8.8	9.0	9.9	9.3	14.2
Return on tangible common equity – Non-GAAP (a)(b)	19.3	22.6	26.3	N/M	20.5
Non-GAAP adjusted (a)(b)	21.8	24.6	28.3	31.9	48.8
Pre-tax operating margin (b)	23	25	27	N/M	14
Non-GAAP adjusted (b)	29	30	32	31	39
Fee revenue as a percentage of total revenue excluding net securities gains (losses)	78	78	78	78	79
Fee revenue per employee (based on average headcount) (in thousands)	$232	$237	$241	$241	$290
Percentage of non-U.S. revenue (c)	37%	37%	36%	32%	33	% (d)
Net interest margin (on a fully taxable equivalent basis)	1.21	1.36	1.70	1.82	1.89	(d)
Cash dividends per common share	$0.52	$0.48	$0.36	$0.51	$0.96
Common dividend payout ratio	26%	24%	18%	N/M	80%
Common dividend yield	2.0%	2.4%	1.2%	1.8%	3.4%
Closing stock price per common share	$25.70	$19.91	$30.20	$27.97	$28.33
Market capitalization (in billions)	29.9	24.1	37.5	33.8	32.5
Book value per common share – GAAP (b)	30.39	27.62	26.06	23.99	22.00
Tangible book value per common share – Non-GAAP (b)	12.82	10.57	8.91	7.90	5.18
Full-time employees	49,500	48,700	48,000	42,200	42,500
Year-end common shares outstanding (in thousands)	1,163,490	1,209,675	1,241,530	1,207,835	1,148,467
Average total equity to average total assets	11.0%	11.5%	13.1%	13.4%	13.7%

Capital ratios at Dec. 31 (e)(f)
Estimated Basel III Tier 1 common equity ratio – Non-GAAP (b)(g)	9.8%	N/A	N/A	N/A	N/A
Basel I Tier 1 common equity to risk-weighted assets ratio–Non-GAAP (b)	13.5	13.4	11.8	10.5	9.4
Basel I Tier 1 capital ratio	15.0	15.0	13.4	12.1	13.2
Basel I Total (Tier 1 plus Tier 2) capital ratio	16.3	17.0	16.3	16.0	16.9
Basel I leverage capital ratio	5.3	5.2	5.8	6.5	6.9
BNY Mellon shareholders’ equity to total assets ratio (b)	10.1	10.3	13.1	13.7	11.8
BNY Mellon common shareholders’ equity to total assets ratio (b)	9.9	10.3	13.1	13.7	10.6
BNY Mellon tangible common shareholders’ equity to tangible assets of operations ratio – Non-GAAP (b)	6.4	6.4	5.8	5.2	3.8
(a)	Calculated before the extraordinary loss in 2008.
(b)	See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 106 for a calculation of these ratios.
(c)	Includes fee revenue, net interest revenue and income from consolidated investment management funds, net of net income attributable to noncontrolling interests.
(d)	Excluding the SILO/LILO charge, the percentage of non-U.S. revenue was 32% and the net interest margin was 2.21%.
(e)	Includes discontinued operations in 2010, 2009 and 2008.
(f)	When in this Annual Report we refer to BNY Mellon’s or our bank subsidiary’s “Basel I” capital measures (e.g., Basel I Total capital or Basel I Tier 1 capital), we mean Total or Tier 1 capital, as applicable, as calculated under the Board of Governors of the Federal Reserve System’s risk-based capital guidelines that are based on the 1988 Basel Accord, which is often referred to as “Basel I.”
(g)	The estimated Basel III Tier 1 common equity ratio at Dec. 31, 2012 is based on the Notices of Proposed Rulemaking (“NPRs”) and final market risk rule and is calculated on an Advance Approaches basis, as amended by Basel III. The estimated Basel III Tier 1 common equity ratio of 7.1% at Dec. 31, 2011 is based on prior Basel III guidance and the proposed market risk rule.

BNY Mellon     3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

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

The following should be read in conjunction with the Consolidated Financial Statements included in this Annual Report. Investors should also read the section titled “Forward-looking Statements.”

How we reported results

All information for 2012 and 2011 in this Annual Report is reported on a net income basis. All information for 2010 in this Annual Report is reported on a continuing operations basis, unless otherwise noted. For a description of discontinued operations, see Note 4 in the Notes to Consolidated Financial Statements.

Throughout this Annual Report, measures, which are noted as “Non-GAAP financial measures,” exclude certain items. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons using measures that relate to our ability to enhance revenues and limit expenses in circumstances where such matters are within our control. We also present the net interest margin on a fully taxable equivalent (“FTE”) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 106 for a reconciliation of financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”) to adjusted Non-GAAP financial measures.

Reporting of assets under custody and/or administration

In connection with context we provide in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) for our Investment Servicing business, we disclose assets under custody (“AUC”) combined with assets under administration (“AUA”, and together, “AUC/A”). In January 2013, during a review of our processes and procedures for reporting AUC/A, we discovered that the extraction and collection of these metrics had certain flaws that resulted in the reporting of incorrect amounts. The data extraction process that resulted in these reporting errors is used exclusively for reporting AUC/A and is unrelated to and, therefore, had no impact on client accounts, assets and statements. Our subsequent review (our “Review”) showed that data was extracted in a manner that caused (i) a double-counting of certain categories of primarily AUC, (ii) an under-counting and certain misclassifications of AUA, and (iii) the use of the original principal balance rather than the amortized principal balance of certain fixed income securities. AUC, AUA and AUC/A typically are contained in certain bank regulatory filings, SEC filings and other materials.

Our AUC/A for Dec. 31, 2012, as reported in this Annual Report, and as a result of our Review, is $26.2 trillion, $0.5 trillion less than the $26.7 trillion that was reported in our earnings release for the fourth quarter of 2012 on a preliminary basis. The decrease from the preliminary AUC/A reported in our earnings release reflects the reduction of $0.5 trillion of double-counted AUC/A (in addition to the $1.3 trillion doubled-counted AUC/A that was reflected preliminarily in our earnings release disclosure), the addition of $0.7 trillion of under-counted AUA, and the reduction of $0.7 trillion due to principal extraction errors described above. The adjustments to AUC/A resulted in a year-over-year growth rate of 4% versus a previously reported year-over-year preliminary growth rate of 9% in our earnings release for the fourth quarter of 2012. AUC/A included in this

4     BNY Mellon

Results of Operations (continued)

Annual Report has been revised for the years ended 2010, 2011 and 2012. See the “Financial Summary” beginning on page 2. As a result of our Review, in the Glossary of this Annual Report we have clarified our definition of AUC/A.

As a result of these errors, we are seeking to streamline and enhance the data collection processes and systems relating to AUC/A. We also have commenced a review of the process for reporting other information in our public filings and have begun and will continue to correct and enhance our disclosure policies and procedures going forward.

The data extraction errors relating to AUC/A did not impact our reported financial condition or results of operations, including our revenues, earnings or capital ratios and are unrelated to our internal control over financial reporting.

Overview

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE symbol: BK). BNY Mellon is a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle. Whether providing financial services for institutions, corporations or individual investors, BNY Mellon delivers informed investment management and investment services in 36 countries and more than 100 markets. As of Dec. 31, 2012, BNY Mellon had $26.2 trillion in assets under custody and/or administration, and $1.4 trillion in assets under management. BNY Mellon can act as a single point of contact for clients looking to create, trade, hold, manage, service, distribute or restructure investments.

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

Key components of our strategy include:

•	focusing on organic growth opportunities;
•	providing superior client service versus peers;
•	delivering strong investment performance relative to benchmarks;
•	generating above-median revenue growth relative to peer companies;
•	increasing the percentage of revenue and income derived from outside the United States;
•	maintaining a highly liquid balance sheet with excellent credit quality;
•	improving efficiency and reducing operational risk; and
•	disciplined capital deployment.

We have established Basel I Tier 1 capital as our principal capital measure and have established a targeted ratio of Basel I Tier 1 capital to risk-weighted assets of 10%. We expect to update our capital targets once new regulatory capital guidelines are finalized.

Key 2012 and subsequent events

Sale of private client business

On Feb. 27, 2013, Newton Management Limited, together with Newton Investment Management Limited, an investment boutique of BNY Mellon, announced the sale of its private client business. The transaction is subject to regulatory approval, and is expected to close in the third quarter of 2013. The agreement covers assets under management valued at £3.6 billion. This transaction is not expected to have a significant impact on our financial results.

U.S. Tax Court Ruling

On Feb. 11, 2013, the U.S. Tax Court issued a ruling against BNY Mellon upholding the IRS’ disallowance of certain foreign tax credits claimed for the 2001 and 2002 tax years. As a result of the ruling and in accordance with the accounting for uncertain tax positions under ASC 740, BNY Mellon expects to record an after-tax charge of approximately $850 million during the first quarter of 2013. After taking the charge, we expect to continue to be well capitalized. Additionally, we expect this charge will decrease the Basel III Tier 1 common equity ratio by approximately 55 basis points.

BNY Mellon will appeal the court’s decision. We continue to believe the tax treatment of the transaction was consistent with statutory and judicial authority existing at the time.

Central Securities Depository

In January 2013, we received regulatory approval to establish a new issuer central securities depository based in Belgium. BNY Mellon CSD SA/NV will help integrate and simplify settlement and safekeeping services across Europe for the benefit of our customers.

BNY Mellon     5

Results of Operations (continued)

Executive Management changes

In the fourth quarter of 2012, BNY Mellon announced several executive management appointments designed to accelerate the company’s success as the global leader in investment management and investment services. These appointments were effective Jan. 1, 2013.

Karen B. Peetz became President of BNY Mellon. As President, Peetz will lead Global Client Management, Regional Management, Treasury Services and Human Resources.

Timothy F. Keaney was named Chief Executive Officer of Investment Services as BNY Mellon aligned its Asset Servicing, Corporate Trust, Depositary Receipts, Global Markets, Global Collateral Services, Broker Dealer Services, and Pershing businesses under his leadership. Keaney is also Vice Chairman of Asset Servicing.

Brian T. Shea was named President of Investment Services and head of BNY Mellon’s Client Service Delivery and Client Technology Solutions group. He also continues in his role as head of Broker Dealer and Advisor Services. As of Feb. 1, 2013, Shea was named Chairman of BNY Mellon’s Pershing subsidiary.

Vice Chairman Curtis Y. Arledge continues as Chief Executive Officer of Investment Management, BNY Mellon’s asset and wealth management businesses.

Acquisition of remaining 50% interest in WestLB Mellon Asset Management joint venture

On Oct. 1, 2012, BNY Mellon acquired the remaining 50% interest in the WestLB Mellon Asset Management joint venture from Portigon (formerly known as WestLB AG) and consolidated our German Asset Management business. WestLB Mellon Asset Management was formed in early 2006 as a 50:50 joint venture between BNY Mellon and Portigon. At the date of the acquisition, the WestLB Mellon Asset Management joint venture had over 170 employees and more than $29 billion in assets under management. In December 2012, WestLB Mellon Asset Management was renamed Meriten Investment Management (“Meriten”).

Litigation settlements

In 2012, BNY Mellon agreed to settle several significant litigations, including litigation arising from losses relating to both Sigma Finance Inc. (“Sigma”) and Bernard L. Madoff, along with litigation arising from The Bank of New York Mellon’s role as indenture trustee for debt issued by affiliates of Medical Capital Corp. Settlements relating to the Bernard L. Madoff matter and Medical Capital Corp. remain subject to court approval.

Proposed risk-based capital rules

On June 7, 2012, the U.S. regulatory agencies released three Notices of Proposed Rulemaking (“NPRs”) and final market risk rule which provide guidance on the determination of regulatory capital ratios. The NPRs were published in the Federal Register on Aug. 30, 2012. At Dec. 31, 2012, our estimated Basel III Tier 1 common equity ratio calculated under the new guidelines was 9.8%. Our estimated Basel III Tier 1 common equity ratio, based on prior Basel III guidance and the proposed market risk rule, was 7.1% at Dec. 31, 2011. The increase compared with Dec. 31, 2011 was primarily due to a reduction in risk-weighted assets related to the treatment of sub-investment grade securities under the NPRs, earnings retention and an increase in the value of the investment portfolio, partially offset by balance sheet growth in 2012.

See the “Regulatory Developments” section for a discussion of the NPRs and final market risk rule and the “Supplemental information – Explanation of Non-GAAP financial measures” section for the calculation of our estimated Basel III Tier 1 common equity ratio.

European Central Bank interest rate cut

On July 5, 2012, the European Central Bank (“ECB”) cut its main refinancing rate to 0.75% and reduced its deposit rate, which acts as a floor for the money markets, to zero. The combination of the lower ECB deposit rate and the balances maintained at the ECB negatively impacted our net interest revenue by approximately $25 million in the second half of 2012. The impact to fee revenue from the rate cut has been immaterial.

Capital plan and share repurchase program

In March 2012, BNY Mellon received confirmation that the Board of Governors of the Federal Reserve System (the “Federal Reserve”) did not object to our 2012 comprehensive capital plan. Our 2012 capital plan included the repurchase of up to $1.16 billion of outstanding common stock and the continuation of the 13 cents per share quarterly cash dividend.

6     BNY Mellon

Results of Operations (continued)

In 2012, we repurchased 49.8 million common shares in the open market, at an average price of $22.38 per common share for a total of $1.12 billion. Our capital plan for 2012 authorized the repurchase of up to $1.16 billion worth of common shares, or no more than $290 million per quarter, including both open market purchases and employee benefit plan repurchases, from the second quarter of 2012 through the first quarter of 2013. Accordingly, in the first quarter of 2013, we continued to repurchase shares under the 2012 capital plan. Through Feb. 27, 2013, we repurchased 7.8 million common shares in the open market, at an average price of $27.21 per common share for a total of $211 million.

We submitted our 2013 capital plan on Jan. 7, 2013. The Federal Reserve has indicated it expects to publish its objection or non-objection to the plan by March 14, 2013. We anticipate announcing our 2013 capital plan shortly thereafter.

Summary of financial results

We reported net income applicable to common shareholders of BNY Mellon of $2.4 billion, or $2.03 per diluted common share in 2012 compared with $2.5 billion, or $2.03 per diluted common share in 2011 and $2.5 billion, or $2.05 per diluted common share in 2010. In 2010, net income applicable to common shareholders on a continuing operations basis was $2.6 billion, or $2.11 per diluted common share.

Highlights of 2012 results

•

AUC/A totaled $26.2 trillion at Dec. 31, 2012 compared with $25.1 trillion at Dec. 31, 2011. The increase primarily reflects higher market values and net new business. (See the “Investment Services business” beginning on page 24.)

•

Assets under management (“AUM”), excluding securities lending assets, totaled a record $1.4 trillion at Dec. 31, 2012 compared with $1.3 trillion at Dec. 31, 2011. The increase was primarily driven by higher market values and net new business. (See the “Investment Management business” beginning on page 21).

•

Investment services fees totaled $6.6 billion in 2012 compared with $6.8 billion in 2011. Improved asset servicing revenue, driven by net new business and higher market values, as well as higher clearing and treasury services revenues, were more than offset by the impact of the sale of the Shareowner Services business in the fourth quarter of 2011, lower Depositary Receipts revenue and lower Corporate Trust fees reflecting the continued net run-off of structured debt securitizations. (See the “Investment Services business” beginning on page 24).

•

Investment management and performance fees totaled $3.2 billion in 2012 compared with $3.0 billion in 2011. The increase was driven by higher market values, net new business and higher performance fees. (See the “Investment Management business” beginning on page 21).

•

Foreign exchange and other trading revenue totaled $692 million in 2012 compared with $848 million in 2011. In 2012, foreign exchange revenue totaled $520 million, a decrease of 32% compared with 2011, driven by a sharp decline in volatility and a modest decrease in volumes. Other trading revenue was $172 million in 2012 compared with $87 million in 2011. The increase was primarily driven by improved fixed income trading. (See “Fee and other revenue” beginning on page 9).

•

Investment income and other revenue totaled $427 million in 2012 compared with $455 million in 2011. The decrease primarily resulted from the pre-tax gain on sale of the Shareowner Services business recorded in 2011, partially offset by higher seed capital gains in 2012 and the write-down of an equity investment recorded in 2011. (See “Fee and other revenue” beginning on page 9).

•

Net interest revenue totaled $3.0 billion in 2012, a decrease of $11 million compared with 2011 as higher average assets driven by higher client deposits, increased investment in higher quality investment securities and higher loan levels were more than offset by narrower spreads, lower accretion, the elimination of interest on European Central Bank deposits and lower yields on the reinvestment of securities. The net interest margin (FTE) was 1.21% in 2012 compared with 1.36% in 2011. The decrease primarily reflects lower reinvestment yields, lower accretion, the elimination of interest on European Central Bank deposits and growth in customer deposits which were invested in liquid, lower-yielding assets (See “Net interest revenue” beginning on page 13).

•

The provision for credit losses was a credit of $80 million in 2012 compared with a provision of $1 million in 2011. The credit in 2012 was largely driven by a reduction in the allowance for credit losses related to the residential mortgage loan portfolio. (See “Asset quality and

BNY Mellon     7

Results of Operations (continued)

allowance for credit losses” beginning on page 46).
•

Noninterest expense totaled $11.3 billion in 2012 compared with $11.1 billion in 2011. The increase was primarily driven by higher litigation expense, revenue mix and the cost of generating certain tax credits, partially offset by the impact of the sale of the Shareowner Services business and our operational excellence initiatives. (See “Noninterest expense” beginning on page 16).

•

BNY Mellon recorded an income tax provision of $779 million (23.6% effective tax rate) in 2012 compared with $1.0 billion (29.0% effective tax rate) in 2011. The lower effective tax rate primarily reflects the benefits associated with increased tax credits and the reorganization of certain foreign operations. (See “Income taxes” on page 18).

•

The unrealized pre-tax gain on our total investment securities portfolio was $2.4 billion at Dec. 31, 2012 compared with $793 million at Dec. 31, 2011. The increase primarily reflects a decline in interest rates and improved credit spreads. (See “Investment securities” beginning on page 40).

•

At Dec. 31, 2012, our estimated Basel III Tier 1 common equity ratio was 9.8% based on the NPRs and final market risk rule. The increase in the ratio from 7.1% at Dec. 31, 2011, which was calculated under prior Basel III guidance and the proposed market risk rule, was primarily due to a reduction in risk-weighted assets related to the treatment of sub-investment grade securities under the NPRs, earnings retention and an increase in the value of the investment portfolio, partially offset by balance sheet growth. (See “Capital” beginning on page 57).

•

We generated $2.7 billion of gross Basel I Tier 1 common equity in 2012, primarily driven by earnings. Our Basel I Tier 1 capital ratio was 15.0% at both Dec. 31, 2012 and Dec. 31, 2011. (See “Capital” beginning on page 57).

•	In 2012, we repurchased 49.8 million common shares in the open market, at an average price of $22.38 per share, for a total of $1.12 billion.

Results for 2011

In 2011, we reported net income applicable to common shareholders of BNY Mellon of $2.5 billion, or $2.03 per diluted common share. These results were primarily driven by:

•	Investment services fees totaled $6.8 billion reflecting the full year impact of the acquisitions of Global Investment Servicing (“GIS”) on July 1, 2010 and BHF Asset Servicing GmbH (“BAS”) on Aug. 2, 2010 (collectively, “the Acquisitions”), and net new business.
•	Investment management and performance fees totaled $3.0 billion reflecting net new business and higher average equity markets.
•	Foreign exchange and other trading revenue totaled $848 million driven by lower fixed income trading revenue and lower foreign exchange revenue.
•

Noninterest expense totaled $11.1 billion reflecting the full-year impact of the Acquisitions, higher staff expense, volume-related expenses and software expense, as well as higher professional, legal and other purchased services.

Results for 2010

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

•	Foreign exchange and other trading revenue totaled $886 million in 2010 driven by lower fixed income and derivatives trading revenue and lower foreign exchange revenue.
•	Net interest revenue totaled $2.9 billion in 2010 as a higher yield on the restructured investment securities portfolio and higher interest-earning assets were offset by lower spreads.
•	Noninterest expense totaled $10.2 billion in 2010 primarily driven by the impact of the Acquisitions, the full-year impact of the Insight acquisition and higher compensation expense.

8     BNY Mellon

Results of Operations (continued)

Fee and other revenue

Fee and other revenue (a) (dollars in millions, unless otherwise noted)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Investment services fees:
Asset servicing (b)	$3,780	$3,697	$3,076	2%	20%
Issuer services	1,052	1,445	1,460	(27)	(1)
Memo: Issuer services excluding Shareowner Services – Non-GAAP	1,052	1,251	1,259	(16)	(1)
Clearing services	1,193	1,159	1,005	3	15
Treasury services	549	535	530	3	1
Total investment services fees	6,574	6,836	6,071	(4)	13
Investment management and performance fees	3,174	3,002	2,868	6	5
Foreign exchange and other trading revenue	692	848	886	(18)	(4)
Distribution and servicing	192	187	210	3	(11)
Financing-related fees	172	170	195	1	(13)
Investment and other income	427	455	467	(6)	(3)
Total fee revenue	11,231	11,498	10,697	(2)	7
Net securities gains	162	48	27	N/M	N/M
Total fee and other revenue – GAAP	11,393	11,546	10,724	(1)	8
Less: Fee and other revenue related to Shareowner Services	(3)	302	$211
Total fee and other revenue excluding Shareowner Services – Non-GAAP	$11,396	$11,244	$10,513	1%	7%
Fee revenue as a percentage of total revenue excluding net securities gains	78%	78%	78%
AUM at period end (in billions)	$1,386	$1,260	$1,172	10%	8%
AUC/A at period end (in trillions) (c)	$26.2	$25.1	$24.1	4%	4%
(a)	See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 106 for fee and other revenue excluding Shareowner Services – Non-GAAP. The Shareowner Services business was sold on Dec. 31, 2011.
(b)	Asset servicing fees include securities lending revenue of $198 million in 2012, $183 million in 2011 and $150 million in 2010.
(c)	As discussed in “General – Reporting of assets under custody and/or administration,” all periods included in the table have been revised. Previously this line item indicated that these numbers reflected the “market value” of AUC/A. However, AUC/A asset values aggregate market values but also, where appropriate to the asset and related transaction, par values, notional values and client-provided values.

Fee and other revenue

Fee and other revenue totaled $11.4 billion, a decrease of 1%, in 2012 compared with $11.5 billion in 2011, primarily reflecting the impact of the sale of the Shareowner Services business. Excluding the impact of the Shareowner Services business, fee and other revenue increased 1% in 2012 primarily reflecting higher investment management and performance fees, net securities gains and asset servicing and clearing services revenue, partially offset by lower issuer services fees and foreign exchange and other trading revenue.

Investment services fees

Investment services fees were impacted by the following compared with 2011:

•	Asset servicing fees increased 2%, primarily driven by net new business and higher market values, higher securities lending revenue due to wider spreads, and higher global collateral management revenue.
•

Issuer services fees decreased 27%. Excluding Shareowner Services, issuer services fees decreased 16% primarily due to lower Depositary Receipts revenue driven by lower volumes, and lower Corporate Trust fees reflecting the continued net run-off of structured debt securitizations. We estimate this run-off could reduce the Company’s total annual revenue by approximately one-half to three-quarters of 1% if the structured debt markets do not recover.

•

Clearing services fees increased 3%, primarily resulting from higher mutual fund fees driven by increases in positions and assets and higher cash management fees, partially offset by lower clearance revenue reflecting a 6% decrease in DARTS volume, and higher money market fee waivers.

•	Treasury services fees increased 3% reflecting higher volumes in cash management services.

BNY Mellon     9

Results of Operations (continued)

See the “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees totaled $3.2 billion in 2012, an increase of 6% compared with 2011. The increase primarily reflects higher market values, net new business, higher performance fees and the Meriten acquisition. Performance fees were $136 million in 2012 and $93 million in 2011.

Total AUM for the Investment Management business was a record $1.4 trillion at Dec. 31, 2012, compared with $1.3 trillion at Dec. 31, 2011. The increase was primarily due to higher market values and net new business. Long-term inflows in 2012 were $56 billion and primarily benefited from liability-driven investments and fixed income funds.

See the “Investment Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2012	2011	2010
Foreign exchange	$520	$761	$787
Other trading revenue:
Fixed income	142	65	80
Credit derivatives/other (a)	30	22	19
Total other trading revenue	172	87	99
Total	$692	$848	$886
(a)	Credit derivatives are used as economic hedges of loans.

Foreign exchange and other trading revenue decreased $156 million, or 18%, from $848 million in 2011. In 2012, foreign exchange revenue totaled $520 million, a decrease of 32% compared with $761 million in 2011. The decrease was driven by a sharp decline in volatility and a modest decrease in volumes. As an indicator of the decline in volatility, the JPMorgan G7 Volatility Index, which is an estimate of external market indicators, decreased 23% in 2012. Additionally, foreign exchange revenue continues to be impacted by increasingly competitive market pressures. Other trading revenue totaled $172 million in 2012, an increase of 98% compared with 2011, largely due to improved fixed income trading revenue primarily driven by higher interest rate derivatives trading revenue. Foreign exchange revenue and fixed income trading revenue is reported in the Investment Services business and the Other segment. Credit derivative/other trading revenue is primarily reported in the Other segment.

The foreign exchange trading engaged in by the Company generates revenues, which are influenced by the volume of client transactions and the spread realized on these transactions. The level of volume and spreads is affected by market volatility, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. These revenues also depend on our ability to manage the risk associated with the currency transactions we execute. A substantial majority of our foreign exchange trades is undertaken for our custody clients in transactions where BNY Mellon acts as principal, and not as an agent or broker. As a principal, we earn a profit, if any, based on our ability to risk manage the aggregate foreign currency positions that we buy and sell on a daily basis. Generally speaking, custody clients enter into foreign exchange transactions in one of three ways: negotiated trading with BNY Mellon, BNY Mellon’s standing instruction program, or transactions with third-party foreign exchange providers. Negotiated trading generally refers to orders entered by the client or the client’s investment manager, with all decisions related to the transaction, usually on a transaction-specific basis, made by the client or its investment manager. Such transactions may be initiated by (i) contacting one of our sales desks to negotiate the rate for specific transactions, (ii) using electronic trading platforms, or (iii) electing other methods such as those pursuant to a benchmarking arrangement, in which pricing is determined by an objective market rate plus a pre-negotiated spread. The preponderance of the notional value of our trading volume with clients is in negotiated trading. Our standing instruction program, including a standing instruction program option called the Defined Spread Offering, which the Company introduced to clients in the first quarter of 2012, provides custody clients and their investment managers with an end-to-end solution that allows them to shift to BNY Mellon the cost, management and execution risk, often in small transactions not otherwise eligible for a more favorable rate or transactions in restricted and difficult to trade currencies. We incur substantial costs in supporting the global operational infrastructure required to administer the standing instruction program; on a per-transaction basis, the costs associated with the standing instruction program exceed the costs

10     BNY Mellon

Results of Operations (continued)

associated with negotiated trading. In response to competitive market pressures and client requests, we are continuing to develop standing instruction program products and services and making these new products and services available to our clients. Our custody clients choose to use third-party foreign exchange providers other than BNY Mellon for a substantial majority of their U.S. dollar-equivalent volume foreign exchange transactions.

We typically price negotiated trades for our custody clients at a spread over either our estimation of the current market rate for a particular currency or an agreed upon third-party benchmark. With respect to our standing instruction program, we typically assign a price derived from the daily pricing range for marketable-size foreign exchange transactions (generally more than $1 million) executed between global financial institutions, known as the “interbank range.” Using the interbank range for the given day, we typically price purchases of currencies at or near the low end of this range and sales of currencies at or near the high end of this range. The standing instruction program Defined Spread Offering prices transactions in each pricing cycle (several times a day in the case of developed market currencies) by adding a predetermined spread to an objective market source for developed and certain emerging market currencies or to a reference rate computed by BNY Mellon for other emerging market currencies. A shift by custody clients from the standing instruction program to other trading options combined with the increasing competitive market pressures on the foreign exchange business may negatively impact our foreign exchange revenue. For the year ended Dec. 31, 2012, our total revenue for all types of foreign exchange trading transactions was $520 million, or approximately 4% of our total revenue. Approximately 41% of our foreign exchange revenue resulted from foreign exchange transactions undertaken through our standing instruction program.

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

The $5 million increase in distribution and servicing fee revenue in 2012 compared with 2011 primarily reflects higher market values and lower money market fee waivers. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as non-interest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Other segment, include capital markets fees, loan commitment fees and credit-related fees. Financing-related fees increased $2 million from 2011 primarily as a result of higher capital market fees primarily offset by lower credit related fees.

Investment and other income

Investment and other income (in millions)	2012	2011	2010
Corporate/bank-owned life insurance	$148	$154	$150
Seed capital gains	59	-	9
Lease residual gains	51	42	69
Expense reimbursements from joint ventures	38	38	37
Asset-related gains	34	177	22
Transitional services agreements	24	2	-
Equity investment revenue	16	44	51
Private equity gains	8	18	29
Other income (loss)	49	(20)	100
Total investment and other income	$427	$455	$467

Investment and other income, which is primarily reported in the Other segment and Investment Management business, includes income from insurance contracts, gains or losses on seed capital investments, lease residual gains, expense reimbursements from joint ventures, equity investment revenue, asset-related gains, transitional services agreements, gains and losses on private equity investments, and other income (loss). Expense reimbursements from joint ventures relate to expenses incurred by BNY Mellon on behalf of joint ventures. Asset-related gains include loan, real estate and other asset dispositions. Transitional services agreements primarily relate to the Shareowner Services business. Other income (loss) primarily includes foreign currency remeasurement gain (loss), other investments and various miscellaneous revenues. The decrease in investment and other income compared with 2011

BNY Mellon     11

Results of Operations (continued)

primarily resulted from the pre-tax gain on the sale of Shareowner Services business recorded in 2011, lower gains on loans held for sale retained from a previously divested bank subsidiary and lower equity investment revenue, partially offset by higher seed capital gains and an improvement in foreign currency remeasurement in 2012 compared with 2011.

Net securities gains

Net securities gains totaled $162 million in 2012 compared with $48 million in 2011. The low interest rate environment in 2012 created the opportunity for us to realize gains as we rebalanced and managed the duration risk of the investment securities portfolio. Gains realized on the sales of securities should be considered along with net interest revenue when evaluating our overall results.

2011 compared with 2010

Fee revenue increased 7% in 2011 compared with 2010, primarily reflecting the full-year impact of the Acquisitions, higher average market values and higher net new business, partially offset by higher money market fee waivers and lower trading revenues.

Fee and other revenue was also impacted by the following:

•

Investment services fees increased 13% compared with 2010 reflecting the impact of the Acquisitions on assets servicing and clearing services fees, higher market values, net new business, higher Depositary Receipts revenue and higher securities lending revenue. This increase was partially offset by lower Corporate Trust fee revenue and lower money market related distribution fees and lower Shareowner Services revenue.

•

Investment management and performance fees increased 5% compared with 2010 reflecting higher average market values and net new business, partially offset by higher money market fee waivers and lower performance fees.

•	Foreign exchange and other trading revenue decreased 4% compared with 2010 driven by lower volatility and spreads, and lower fixed income trading revenue, partially offset by higher volumes.

12     BNY Mellon

Results of Operations (continued)

Net interest revenue

Net interest revenue (dollars in millions)	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Net interest revenue (non-FTE)	$2,973	$2,984	$2,925	-%		2%
Tax equivalent adjustment	55	27	19	N/M		N/M
Net interest revenue (FTE) – Non-GAAP	3,028	3,011	2,944	1%		2%
Average interest-earning assets	$250,450	$222,226	$172,784	13%		29%
Net interest margin (FTE)	1.21%	1.36%	1.70%	(15	)bps	(34	)bps

Net interest revenue of $3.0 billion in 2012 decreased $11 million compared with 2011 as higher average assets driven by higher client deposits, increased investment in higher quality investment securities, such as agency RMBS and state and political subdivisions, and higher loan levels were more than offset by narrower spreads, lower accretion, the elimination of interest on European Central Bank deposits and lower yields on the reinvestment of securities.

The net interest margin (FTE) was 1.21% in 2012 compared with 1.36% in 2011. The decline was primarily driven by lower reinvestment yields, the elimination of interest on European Central Bank deposits, lower accretion and increased client deposits which were invested in lower-yielding assets.

Average interest-earning assets were $250 billion in 2012, compared with $222 billion in 2011. The increase primarily reflects higher client deposits as a function of the continued European debt crisis and economic uncertainty in the global marketplace. Average total securities increased to $99 billion in 2012, up from $74 billion in 2011, reflecting our strategy to invest in high-quality investment securities. Average interest-bearing deposits with the

Federal Reserve and other central banks increased to $64 billion, up from $47 billion in 2011, reflecting higher client deposits.

During 2012, the low interest rate environment continued to negatively impact net interest revenue. However, it has driven significant improvement in the value of the investment securities portfolio while creating the opportunity for us to realize gains as we rebalance and manage the duration risk of this portfolio. Gains realized on these sales should be considered along with net interest revenue when evaluating our overall results. In 2012, combined net interest revenue and net securities gains totaled $3.1 billion compared with $3.0 billion in 2011.

2011 compared with 2010

Net interest revenue totaled $3.0 billion in 2011, a 2% increase compared with 2010. The net interest margin (FTE) was 1.36% in 2011 compared with 1.70% in 2010. The trends of net interest revenue and net interest margin (FTE) primarily reflect growth in client deposits, which were placed with central banks, purchases of high quality securities and an increased level of secured loans, partially offset by lower spreads.

BNY Mellon     13

Results of Operations (continued)

Average balances and interest rates	2012
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$38,959	$388		1.00%
Interest-bearing deposits held at the Federal Reserve and other central banks	63,785	152		0.24
Federal funds sold and securities purchased under resale agreements	5,492	35		0.63
Margin loans	13,087	168		1.28
Non-margin loans:
Domestic offices:
Consumer	5,688	197		3.46
Commercial	14,104	299		2.12
Foreign offices	10,181	175		1.72
Total non-margin loans	29,973	671	(a)	2.24
Securities:
U.S. Government obligations	17,880	267		1.49
U.S. Government agency obligations	38,568	817		2.12
State and political subdivisions – tax-exempt	5,060	134		2.64
Other securities:
Domestic offices	15,879	541		3.42
Foreign offices	17,942	293		1.63
Total other securities	33,821	834		2.47
Trading securities (primarily domestic)	3,825	96		2.54
Total securities	99,154	2,148		2.18
Total interest-earning assets	$250,450	$3,562	(b)	1.42%
Allowance for loan losses	(368)
Cash and due from banks	4,311
Other assets	49,709
Assets of consolidated investment management funds	11,279
Total assets	$315,381
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts and demand deposit accounts	$7,811	$16		0.20%
Savings	724	1		0.18
Time deposits	34,777	29		0.08
Total domestic offices	43,312	46		0.11
Foreign offices:
Banks	6,930	54		0.77
Government and official institutions	2,928	1		0.05
Other	81,089	53		0.07
Total foreign offices	90,947	108		0.12
Total interest-bearing deposits	134,259	154		0.11
Federal funds purchased and securities sold under repurchase agreements	10,022	-		-
Trading liabilities	1,439	24		1.65
Other borrowed funds:
Domestic offices	538	8		1.51
Foreign offices	854	8		1.04
Total other borrowed funds	1,392	16		1.22
Commercial paper	819	2		0.19
Payables to customers and broker-dealers	8,033	8		0.10
Long-term debt	19,852	330		1.66
Total interest-bearing liabilities	$175,816	$534		0.30%
Total noninterest-bearing deposits	69,951
Other liabilities	24,002
Liabilities and obligations of consolidated investment management funds	10,007
Total liabilities	279,776
Temporary equity
Redeemable noncontrolling interests	110
Permanent equity
Total BNY Mellon shareholders’ equity	34,770
Noncontrolling interests	725
Total permanent equity	35,495
Total liabilities, temporary equity and permanent equity	$315,381
Net interest margin (FTE)				1.21%
Percentage of assets attributable to foreign offices (c)	33%
Percentage of liabilities attributable to foreign offices	31
(a)	Includes fees of $38 million in 2012. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	The tax equivalent adjustment was $55 million in 2012, and is based on the applicable tax rate (35%).
(c)	Includes the Cayman Islands branch office.

14     BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2011				2010
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates	Average balance		Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$55,218	$543		0.99%	$56,679		$491		0.87%
Interest-bearing deposits held at the Federal Reserve and other central banks	47,097	148		0.31	14,245		49		0.34
Federal funds sold and securities purchased under resale agreements	4,809	28		0.58	4,660		64		1.37
Margin loans	9,576	129		1.34	5,900		88		1.50
Non-margin loans:
Domestic offices – Consumer	5,666	217		3.83	5,485		231		4.21
Domestic offices – Commercial	15,915	316		1.99	15,286		356		2.33
Foreign offices	9,762	148		1.51	9,633		151		1.57
Total non-margin loans	31,343	681	(a)	2.17	30,404		738	(a)	2.43
Securities:
U.S. Government obligations	15,003	234		1.56	7,857		119		1.50
U.S. Government agency obligations	21,684	625		2.88	20,140		674		3.34
State and political subdivisions – tax exempt	1,394	59		4.25	627		41		6.48
Other securities:
Domestic offices	15,756	680		4.32	14,683		981		6.68
Foreign offices	17,457	414		2.37	14,906		173		1.16
Total other securities	33,213	1,094		3.30	29,589		1,154		3.90
Trading securities (primarily domestic)	2,889	74		2.59	2,683		71		2.68
Total securities	74,183	2,086		2.82	60,896		2,059		3.38
Total interest-earning assets	$222,226	$3,615	(b)	1.63%	$172,784		$3,489	(b)	2.02%
Allowance for loan losses	(444)				(522)
Cash and due from banks	4,586				3,840
Other assets	51,398				47,979
Assets of discontinued operations	-				404	(c)
Assets of consolidated investment management funds	13,379				13,355
Total assets	$291,145				$237,840
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts and demand deposit accounts	$4,741	$17		0.35%	$4,539		$21		0.46%
Savings	1,443	2		0.12	1,320		4		0.21
Time deposits	34,760	28		0.08	27,017		24		0.09
Total domestic offices	40,944	47		0.11	32,876		49		0.15
Foreign offices:
Banks	6,910	58		0.84	5,401		18		0.33
Government and official institutions	2,031	1		0.05	1,423		1		0.05
Other	74,810	135		0.18	64,529		63		0.10
Total foreign offices	83,751	194		0.23	71,353		82		0.12
Total interest-bearing deposits	124,695	241		0.19	104,229		131		0.13
Federal funds purchased and securities sold under repurchase agreements	8,572	2		0.02	5,356		43		0.80
Trading liabilities	1,852	32		1.76	1,630		41		2.50
Other borrowed funds:
Domestic offices	1,026	16		1.54	1,368		21		1.59
Foreign offices	906	5		0.60	677		3		0.39
Total other borrowed funds	1,932	21		1.10	2,045		24		1.19
Commercial paper	98	-		0.08	18		-		0.05
Payables to customers and broker-dealers	7,319	7		0.09	6,439		6		0.09
Long-term debt	18,057	301		1.66	16,673		300		1.80
Total interest-bearing liabilities	$162,525	$604		0.37%	$136,390		$545		0.40%
Total noninterest-bearing deposits	57,984				35,208
Other liabilities	24,244				21,768
Liabilities of discontinued operations	-				404	(c)
Liabilities and obligations of consolidated investment management funds	12,073				12,218
Total liabilities	256,826				205,988
Temporary equity
Redeemable noncontrolling interests	64				15
Permanent equity
Total BNY Mellon shareholders’ equity	33,519				31,100
Noncontrolling interests	736				737
Total permanent equity	34,255				31,837
Total liabilities, temporary equity and permanent equity	$291,145				$237,840
Net interest margin (FTE)				1.36%					1.70%
Percentage of assets attributable to foreign offices (d)	36%				43%
Percentage of liabilities attributable to foreign offices	33				36
(a)	Includes fees of $39 million in 2011 and $46 million in 2010. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.
(b)	The tax equivalent adjustment was $27 million in 2011 and $19 million in 2010, and is based on the applicable tax rate (35%).
(c)	Average balances and rates are impacted by allocations made to match assets of discontinued operations with liabilities of discontinued operations.
(d)	Includes the Cayman Islands branch office.

BNY Mellon     15

Results of Operations (continued)

Noninterest expense

Noninterest expense	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
(dollars in millions)
Staff:
Compensation	$3,531	$3,567	$3,237	(1)%	10%
Incentives	1,280	1,262	1,193	1	6
Employee benefits	950	897	785	6	14
Total staff	5,761	5,726	5,215	1	10
Professional, legal and other purchased services	1,222	1,217	1,099	-	11
Net occupancy	593	624	588	(5)	6
Software	524	485	410	8	18
Distribution and servicing	421	416	377	1	10
Furniture and equipment	331	330	315	-	5
Business development	275	261	271	5	(4)
Sub-custodian	269	298	247	(10)	21
Other	994	937	843	6	11
Amortization of intangible assets	384	428	421	(10)	2
M&I, litigation and restructuring charges	559	390	384	43	2
Total noninterest expense – GAAP	$11,333	$11,112	$10,170	2%	9%
Total staff expense as a percentage of total revenue	40%	39%	38%
Full-time employees at period end	49,500	48,700	48,000	2%	1%

Noninterest expense excluding Shareowner Services – Non-GAAP	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
(dollars in millions)
Staff:
Compensation	$3,531	$3,510	$3,179	1%	10%
Incentives	1,280	1,255	1,188	2	6
Employee benefits	950	883	771	8	15
Total staff	5,761	5,648	5,138	2	10
Professional, legal and other purchased services	1,222	1,171	1,052	4	11
Net occupancy	593	613	576	(3)	6
Software	524	473	401	11	18
Distribution and servicing	421	416	377	1	10
Furniture and equipment	331	327	312	1	5
Business development	275	259	269	6	(4)
Sub-custodian	269	298	247	(10)	21
Other	994	913	805	9	13
Amortization of intangible assets	384	415	407	(7)	2
M&I, litigation and restructuring charges	559	390	384	43	2
Total noninterest expense – Non-GAAP	$11,333	$10,923	$9,968	4%	10%
Total staff expense as a percentage of total revenue (a)	40%	39%	38%
Full-time employees at period end	49,500	47,800	47,100	4%	1%
(a)	Total revenue excludes Shareowner Services.

Total noninterest expense increased $221 million, or 2%, compared with 2011 primarily reflecting higher litigation expense and revenue mix. The lower interest rate environment and tepid capital markets have driven a decline in the revenue of our low variable cost businesses, such as Depositary Receipts, foreign exchange and other trading and net interest revenue. These revenue declines were more than offset by increases in investment management, asset servicing, clearing and treasury services fees, all of which come with higher variable costs. The increase in total noninterest expense also reflects the cost of generating certain tax credits in 2012, higher software amortization, employee benefits expense and business development expenses, the Meriten acquisition and the benefit of state investment tax credits which were recorded in 2011. Partially offsetting these increases was the impact of the sale of the Shareowner Services business. In addition, savings from our operational excellence initiatives primarily offset the impact of

16     BNY Mellon

Results of Operations (continued)

headwinds related to compensation and other operating expenses. Excluding amortization of intangible assets, merger and integration (“M&I”), litigation and restructuring charges and the direct expenses related to Shareowner Services, noninterest expense increased 3%, compared with 2011.

Staff expense

Given our mix of fee-based businesses, which are staffed with high-quality professionals, staff expense comprised 55% of total noninterest expense in 2012 and 56% in 2011, excluding amortization of intangible assets and M&I, litigation and restructuring charges.

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

Staff expense was $5.8 billion in 2012, an increase of 1% compared with 2011. The increase in staff expense compared with 2011 primarily reflects higher pension expense, the annual employee merit increase effective in the third quarter of 2012, the Meriten acquisition and higher incentive expense driven by improved results in our Investment Management business, partially offset by the impact of the sale of the Shareowner Services business.

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, legal, productivity initiatives and business development.

Non-staff expense, excluding amortization of intangible assets and M&I, litigation and restructuring charges, totaled $4.6 billion in both 2012 and 2011. Higher non-staff expense in 2012 resulting from the cost of generating certain tax credits, higher software amortization, business development expenses and the Meriten acquisition was primarily offset by the sale of the Shareowner Services business and the impact of our operational excellence initiatives.

In 2012, we incurred $559 million of M&I, litigation and restructuring charges compared with $390 million in 2011. The increase primarily relates to higher litigation expense. A majority of the litigation expense in 2012 related to the Sigma and Medical Capital Corp. settlements.

The financial services industry has seen a continuing increase in the level of litigation activity. As a result, we anticipate our legal and litigation costs to continue at elevated levels.

For additional information on our legal proceedings, see Note 23 of the Notes to Consolidated Financial Statements.

In 2012, we recorded a net recovery of $16 million in restructuring charges. The net recovery in 2012 reflects a gain on the sale of a property, which was primarily offset by additional severance charges and a lease restructuring. For additional information on restructuring charges, see Note 12 of the Notes to Consolidated Financial Statements.

2011 compared with 2010

Total noninterest expense was $11.1 billion in 2011, an increase of $942 million, or 9%, compared with 2010 primarily reflecting the full-year impact of the Acquisitions, which impacted nearly all expense categories and accounted for approximately 50% of the increase year-over-year. The increase in noninterest expense also reflects higher staff expense, volume-related expenses and software expense, as well as higher professional, legal and other purchased services.

BNY Mellon     17

Results of Operations (continued)

Operational excellence initiatives update

Expense initiatives (pre-tax)	Program savings	Targeted savings by the end of 2012
(dollar amounts in millions)	2012
Business operations	$238	$225 – $240
Technology	82	$ 75 – $85
Corporate services	77	$ 60 – $65
Gross savings (a)	397	$360 – $390
Less: Incremental program costs (b)	88	$120 – $130
Net savings	$309	$240 – $260
(a)	Represents the estimated pre-tax run rate expense savings since program inception in 2011. Total Company actual operating expense may increase or decrease due to other factors.
(b)	Program costs include incremental costs to plan and execute the programs including dedicated program managers, consultants, severance and other costs.

Our operational excellence initiatives exceeded our anticipated pre-tax savings of $240 – $260 million in 2012, on a pre-tax basis.

Through Dec. 31, 2012, we accomplished the following operational excellence initiatives:

Business Operations

•	Consolidated Treasury Services functions (e.g., check processing and lockbox operations) in our Pittsburgh Service Center.
•	Continued global footprint positions migration. Lowered operating costs as we ramped up the Eastern European Global Delivery Center.
•	Reengineered Dreyfus and Global Fund Accounting operations to reduce headcount.
•	Realized synergies by integrating our custody and clearing operations related to the GIS acquisition.
•	Completed client conversions related to our BHF Asset Servicing GmbH acquisition.

Technology

•	Migrated GIS systems to BNY Mellon platforms; 100% of the production applications have been successfully migrated as of Dec. 31, 2012.
•	Insourced software engineers to Global Delivery Centers.
•	Standardized infrastructure through server elimination and software rationalization.
•	Consolidated storage platforms.

Corporate Services

•	Consolidated offices and reduced real estate by 565,000 square feet, primarily in the New York Metro region, EMEA region and Los Angeles.
•	Benefited from our enhanced global procurement program and renegotiated key vendor contracts.

Income taxes

BNY Mellon recorded an income tax provision of $779 million (23.6% effective tax rate) in 2012 compared with of $1.0 billion (29.0% effective tax rate) in 2011 and, on a continuing operations basis, $1.0 billion (28.3% effective tax rate) in 2010.

We expect the effective tax rate to be approximately 25% to 26% in 2013, excluding the impact of the U.S. Tax Court ruling on Feb. 11, 2013.

Under U.S. tax law, income from certain non-U.S. subsidiaries has not been subject to U.S. income tax as result of a deferral provision applicable to income that is derived in active conduct of a banking and financing business. In January 2013, the active financing deferral provision was extended retroactively to Jan. 1, 2012 through Dec. 31, 2013 under the American Taxpayer Relief Act of 2012.

Review of businesses

We have an internal information system that produces performance data along product and service lines for our two principal businesses and the Other segment.

Organization of our business

On Dec. 31, 2011, BNY Mellon sold its Shareowner Services business. In 2012, we reclassified the results of the Shareowner Services business from the Investment Services business to the Other segment. The reclassification did not impact the consolidated results of operations. All prior periods have been restated.

For information on the accounting principles of our businesses, the primary types of revenue by business and how our businesses are presented and analyzed, see Note 25 of the Notes to Consolidated Financial Statements.

Information on our businesses is reported on a continuing operations basis for 2010. See Note 4 to the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

18     BNY Mellon

Results of Operations (continued)

The results of our businesses may be influenced by client activities that vary by quarter. In the second quarter, we typically experience an increase in securities lending fees due to an increase in demand to borrow securities outside of the United States. In the third quarter, Depositary Receipts revenue is typically higher due to an increased level of client dividend payments paid in the quarter. Also in the third quarter, volume-related fees may decline due to reduced client activity. In our Investment Management business, performance fees are typically higher in the fourth quarter, as the fourth quarter represents the end of the measurement period for many of the performance fee-eligible relationships.

The results of our businesses in 2012 were driven by the following factors. The Investment Management business benefited from higher market values, net new business and higher seed capital gains, as well as higher performance fees. Results in the Investment Services business were impacted by lower foreign exchange revenue, Depository Receipts revenue and Corporate Trust fees, partially offset by higher asset servicing revenue resulting from net new business and higher market values, as well as higher Clearing

Services revenue. Clearing services revenue increased despite a 19% decrease in NYSE and NASDAQ share volumes.

Net securities gains (losses) are recorded in the Other segment. M&I and restructuring charges are corporate level items and are therefore recorded in the Other segment.

Net interest revenue decreased as growth in client deposits and increased investment in high quality investment securities were more than offset by the continued impact of the low interest rate environment and lower accretion.

Noninterest expense increased compared to 2011 primarily driven by higher litigation expense, revenue mix and the cost of generating certain tax credits, partially offset by the impact of the sale of the Shareowner Services business and our operational excellence initiatives.

The following table presents the value of certain market indices at period end and on an average basis.

Market indices				Increase/(Decrease)
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
S&P 500 Index (a)	1,426	1,258	1,258	13%	-%
S&P 500 Index – daily average	1,379	1,268	1,140	9	11
FTSE 100 Index (a)	5,898	5,572	5,900	6	(6)
FTSE 100 Index – daily average	5,743	5,682	5,468	1	4
MSCI World Index (a)	1,339	1,183	1,280	13	(8)
MSCI World Index – daily average	1,272	1,259	1,164	1	8
Barclay’s Capital Aggregate Bondsm Index (a)	366	347	323	5	7
NYSE and NASDAQ share volume (in billions)	724	893	997	(19)	(10)
JPMorgan G7 Volatility Index – daily average (b)	9.23	11.96	12.34	(23)	(3)
(a)	Period end.
(b)	The JPMorgan G7 Volatility Index is based on the implied volatility in 3-month currency options.

Fee revenue in Investment Management, and to a lesser extent in Investment Services, is impacted by the value of market indices. At Dec. 31, 2012, using the Standard & Poor’s (“S&P”) 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.05. If global equity markets over- or under-perform the S&P 500 Index, the impact to fee revenue and earnings per share could be different.

BNY Mellon     19

Results of Operations (continued)

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2012 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,518	(a)	$7,375	$613	$11,506	(a)
Net interest revenue	214		2,442	317	2,973
Total revenue	3,732		9,817	930	14,479
Provision for credit losses	-		(2)	(78)	(80)
Noninterest expense	2,809		7,568	956	11,333
Income before taxes	$923	(a)	$2,251	$52	$3,226	(a)
Pre-tax operating margin (b)	25%		23%	N/M	22%
Average assets	$36,493		$222,752	$56,136	$315,381
Excluding amortization of intangible assets:
Noninterest expense	$2,617		$7,376	$956	$10,949
Income (loss) before taxes	1,115	(a)	2,443	52	3,610	(a)
Pre-tax operating margin (b)	30%		25%	N/M	25%
(a)	Total fee and other revenue includes income from consolidated investment management funds of $189 million, net of noncontrolling interests of $76 million, for a net impact of $113 million. Income before taxes includes noncontrolling interests of $76 million.
(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2011 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,254	(a)	$7,665	$777	$11,696	(a)
Net interest revenue	206		2,565	213	2,984
Total revenue	3,460		10,230	990	14,680
Provision for credit losses	1		-	-	1
Noninterest expense	2,736		7,233	1,143	11,112
Income (loss) before taxes	$723	(a)	$2,997	$(153)	$3,567	(a)
Pre-tax operating margin (b)	21%		29%	N/M	24%
Average assets	$37,041		$204,569	$49,535	$291,145
Excluding amortization of intangible assets:
Noninterest expense	$2,522		$7,034	$1,128	$10,684
Income (loss) before taxes	937	(a)	3,196	(138)	3,995	(a)
Pre-tax operating margin (b)	27%		31%	N/M	27%
(a)	Total fee and other revenue includes income from consolidated investment management funds of $200 million, net of noncontrolling interests of $50 million, for a net impact of $150 million. Income before taxes includes noncontrolling interests of $50 million.
(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2010 (dollar amounts in millions)	Investment Management		Investment Services	Other	Total continuing operations
Fee and other revenue	$3,187	(a)	$6,972	$732	$10,891	(a)
Net interest revenue	203		2,362	360	2,925
Total revenue	3,390		9,334	1,092	13,816
Provision for credit losses	3		-	8	11
Noninterest expense	2,658		6,260	1,252	10,170
Income (loss) before taxes	$729	(a)	$3,074	$(168)	$3,635	(a)
Pre-tax operating margin (b)	22%		33%	N/M	26%
Average assets	$35,407		$158,676	$43,353	$237,436	(c)
Excluding amortization of intangible assets:
Noninterest expense	$2,421		$6,091	$1,237	$9,749
Income (loss) before taxes	966	(a)	3,243	(153)	4,056	(a)
Pre-tax operating margin (b)	29%		35%	N/M	29%
(a)	Total fee and other revenue includes income from consolidated investment management funds of $226 million, net of noncontrolling interests of $59 million, for a net impact of $167 million. Income before taxes includes noncontrolling interests of $59 million.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $404 million in 2010, consolidated average assets were $237,840 million.

20     BNY Mellon

Results of Operations (continued)

Investment Management business

(dollar amounts in millions, unless otherwise noted)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenue:
Investment management fees:
Mutual funds	$1,106	$1,073	$1,066	3%	1%
Institutional clients	1,326	1,248	1,141	6	9
Wealth management	632	638	622	(1)	3
Investment management fees	3,064	2,959	2,829	4	5
Performance fees	137	93	122	47	(24)
Distribution and servicing	187	181	201	3	(10)
Other (a)	130	21	35	N/M	N/M
Total fee and other revenue (a)	3,518	3,254	3,187	8	2
Net interest revenue	214	206	203	4	1
Total revenue	3,732	3,460	3,390	8	2
Provision for credit losses	-	1	3	N/M	N/M
Noninterest expense (ex. amortization of intangible assets)	2,617	2,522	2,421	4	4
Income before taxes (ex. amortization of intangible assets)	1,115	937	966	19	(3)
Amortization of intangible assets	192	214	237	(10)	(10)
Income before taxes	$923	$723	$729	28%	(1)%
Pre-tax operating margin	25%	21%	22%
Pre-tax operating margin (ex. amortization of intangible assets and net of distribution and servicing expense) (b)	34%	31%	32%

Wealth management:
Average loans	$7,950	$6,970	$6,461	14%	8%
Average deposits	$11,684	$10,113	$8,240	16%	23%
(a)	Total fee and other revenue includes the impact of the consolidated investment management funds. See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 106. Additionally, other revenue includes asset servicing and treasury services revenue.
(b)	Distribution and servicing expense is netted with the distribution and servicing revenue for the purpose of this calculation of pre-tax operating margin. Distribution and servicing expense totaled $415 million, $412 million and $376 million for 2012, 2011 and 2010, respectively.

AUM trends (a)
(in billions)	2012	2011	2010	2009	2008
AUM at period end, by product type:
Equity securities	$451	$390	$379	$337	$270
Fixed income securities	532	437	342	302	168
Money market	302	328	332	357	402
Alternative investments and overlay	101	105	119	119	88
Total AUM	$1,386	$1,260	$1,172	$1,115	$928

AUM at period end, by client type:
Institutional	$894	$757	$639	$611	$445
Mutual funds	411	427	454	416	400
Private client	81	76	79	88	83
Total AUM	$1,386	$1,260	$1,172	$1,115	$928

Changes in AUM:
Beginning balance of AUM	$1,260	$1,172	$1,115	$928	$1,121
Net inflows (outflows):
Long-term	56	83	48	(6)	(43)
Money market	(20)	(14)	(18)	(49)	92
Total net inflows (outflows)	36	69	30	(55)	49
Net market/currency impact	90	19	27	95	(235)
Acquisitions/divestitures	-	-	-	147	(7)
Ending balance of AUM	$1,386	$1,260	$1,172	$1,115	$928
(a)	Excludes securities lending cash management assets.

BNY Mellon     21

Results of Operations (continued)

Business description

Our Investment Management business is comprised of our affiliated investment management boutiques, wealth management business and global distribution companies.

Our Investment Management business is responsible, through various subsidiaries, for U.S. and non-U.S. retail, intermediary and institutional investment management, distribution and related services. The investment management boutiques offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, this business includes BNY Mellon Asset Management International, which is responsible for the investment management and distribution of non-U.S. products, and the Dreyfus Corporation and its affiliates, which are responsible for U.S. investment management and distribution of retail mutual funds, separate accounts and annuities. We are one of the world’s largest asset managers with a top-10 position in the U.S., Europe and globally.

Through BNY Mellon Wealth Management, we offer a full array of investment management, wealth and estate planning and private banking solutions to help clients protect, grow and transfer their wealth through an extensive network of offices in the U.S., Canada, UK and Asia. Clients include high-net-worth individuals and families, charitable gift programs, endowments and foundations and related entities. BNY Mellon Wealth Management is ranked as the nation’s seventh largest wealth manager and third largest U.S. private bank.

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

The mix of AUM is determined principally by client asset allocation decisions among equities, fixed income, money market and alternative investments and overlay products.

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

Review of financial results

Investment management and performance fees are dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were a record $1.4 trillion at Dec. 31, 2012 compared with $1.3 trillion at Dec. 31, 2011, an increase of 10%. The increase primarily reflects higher market values and net new business. Net long-term inflows were $56 billion in 2012 and benefited from strength in liability-driven investments and fixed income funds. Net short-term outflows were $20 billion in 2012. Revenue generated in the Investment Management business includes 45% from non-U.S. sources in 2012 compared with 42% in 2011.

In 2012, Investment Management had pre-tax income of $923 million compared with $723 million in 2011. Excluding amortization of intangible assets, pre-tax income was $1.1 billion in 2012 compared with $937 million in 2011. Investment Management results

22     BNY Mellon

Results of Operations (continued)

for 2012 reflect higher market values, net new business in both the investment management boutiques and the wealth management business, higher seed capital gains and higher performance fees.

Investment management fees in the Investment Management business were $3.1 billion in 2012 compared with $3.0 billion in 2011. The increase was driven by higher market values, net new business and the Meriten acquisition.

Performance fees were $137 million in 2012 compared with $93 million in 2011. The increase reflects investment strategies that exceeded their benchmarks including a higher level of fees generated on liability-driven investments.

In 2012, 36% of investment management fees in the Investment Management business were generated from managed mutual fund fees. These fees are based on the daily average net assets of each fund and the management fee paid by that fund. Managed mutual fund fee revenue increased 3% in 2012 compared with 2011. The increase in managed mutual fund fees in the Investment Management business was due to higher market values and net new business.

Distribution and servicing fees were $187 million in 2012 compared with $181 million in 2011. The increase primarily reflects higher market values and lower money market fee waivers.

Other fee revenue was $130 million in 2012 compared with $21 million in 2011. The increase primarily resulted from higher seed capital gains in 2012 and the write-down of an equity investment recorded in 2011.

Net interest revenue was $214 million in 2012, compared with $206 million in 2011. The increase primarily resulted from higher average loans and deposits, partially offset by narrower spreads and lower accretion. Average loans increased 14% in 2012 compared with 2011 while average deposits increased 16% in 2012 compared with 2011.

Noninterest expense excluding amortization of intangible assets was $2.6 billion in 2012 and $2.5 billion in 2011. The increase was primarily driven by higher staff expense due to higher incentives expense resulting from an increase in performance fees and the annual employee merit increase effective in the third quarter of 2012, the Meriten acquisition and higher business development expenses.

2011 compared with 2010

Income before taxes was $723 million in 2011, compared with $729 million in 2010. Income before taxes excluding amortization of intangible assets and support agreement charges was $937 million in 2011 compared with $966 million in 2010. Fee and other revenue increased $67 million, primarily reflecting net new business and higher average equity markets, which were largely offset by higher money market fee waivers, lower non-U.S. markets and performance fees, a $30 million write-down of an equity investment, mark-to-market seed capital losses and lower securities gains. Noninterest expense (excluding amortization of intangible assets) increased $101 million in 2011 compared with 2010 as a result of higher distribution and servicing and staff expenses, primarily resulting from net new business.

BNY Mellon     23

Results of Operations (continued)

Investment Services business

(dollar amounts in millions, unless otherwise noted)	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Revenue:
Investment services fees:
Asset servicing	$3,663	$3,585	$2,981	2%	20%
Issuer services	1,049	1,252	1,259	(16)	(1)
Clearing services	1,193	1,159	1,005	3	15
Treasury services	543	532	526	2	1
Total investment services fees	6,448	6,528	5,771	(1)	13
Foreign exchange and other trading revenue	641	844	855	(24)	(1)
Other (a)	286	293	346	(2)	(15)
Total fee and other revenue (a)	7,375	7,665	6,972	(4)	10
Net interest revenue	2,442	2,565	2,362	(5)	9
Total revenue	9,817	10,230	9,334	(4)	10
Provision for credit losses	(2)	-	-	N/M	N/M
Noninterest expense (ex. amortization of intangible assets)	7,376	7,034	6,091	5	15
Income before taxes (ex. amortization of intangible assets)	2,443	3,196	3,243	(24)	(1)
Amortization of intangible assets	192	199	169	(4)	18
Income before taxes	$2,251	$2,997	$3,074	(25)%	(3)%
Pre-tax operating margin	23%	29%	33%
Pre-tax operating margin (ex. amortization of intangible assets)	25%	31%	35%
Investment services fees as a percentage of noninterest expense (b)	94%	95%	95%

Securities lending revenue	$155	$146	$107	6%	36%

Metrics:
Average loans	$24,911	$23,298	$17,096	7%	36%
Average deposits	184,927	166,076	124,969	11	33

AUC/A at period end (in trillions) (c)(d)	$26.2	$25.1	$24.1	4%	4%
Market value of securities on loan at period end (in billions) (e)	$246	$269	$278	(9)%	(3)%

Asset servicing:
New business wins (AUC/A) (in billions)	$1,479	$1,219	$1,450

Corporate Trust:
Total debt serviced (in trillions)	$11.4	$11.8	$12.0	(3)%	(2)%
Number of securities administered	127,967	133,850	138,067	(4)%	(3)%

Depositary Receipts:
Number of sponsored programs	1,379	1,389	1,359	(1)%	2%

Clearing services:
DARTS volume (in thousands)	186.1	197.5	183.3	(6)%	8%
Average active clearing accounts U.S. (in thousands)	5,446	5,427	4,901	-	11%
Average long-term mutual fund assets (U.S. platform)	$317,839	$292,252	$240,396	9%	22%
Average margin loans	$8,010	$7,347	$5,891	9%	25%

Broker-Dealer:
Average collateral management balances (in billions)	$2,012	$1,865	$1,647	8%	13%
(a)	Total fee and other revenue includes investment management fees and distribution and servicing revenue.
(b)	For purposes of this calculation, noninterest expense excludes amortization of intangible assets, support agreement charges and litigation expense.
(c)	Includes the assets under custody and/or administration of CIBC Mellon Global Securities Services Company, a joint venture with the Canadian Imperial Bank of Commerce, of $1.1 trillion at Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010, $905 billion at Dec. 31, 2009 and $697 billion at Dec. 31, 2008.
(d)	As discussed in “General – Reporting of assets under custody and/or administration,” all periods included in the table have been revised. Previously this line item indicated that these numbers reflected the “market value” of AUC/A. However, AUC/A asset values aggregate market values but also, where appropriate to the asset and related transaction, par values, notional values and client-provided values.
(e)	Represents the total amount of securities on loan managed by the Investment Services business.

24     BNY Mellon

Results of Operations (continued)

Business description

Our Investment Services business provides global custody and related services, broker-dealer services, collateral services, alternative investment services, corporate trust and depositary receipt services, as well as clearing services and global payment/working capital solutions to institutional clients.

Our comprehensive suite of financial solutions includes: global custody, global fund services, securities lending, investment manager outsourcing, performance and risk analytics, alternative investment services, securities clearance, collateral management, corporate trust, American and global depositary receipt programs, cash management solutions, payment services, liquidity services and other linked revenues, principally foreign exchange, global clearing and execution, managed account services and global prime brokerage solutions. Our clients include corporations, public funds and government agencies, foundations and endowments; global financial institutions including banks, broker-dealers, asset managers, insurance companies and central banks; financial intermediaries and independent registered investment advisors and hedge fund managers. We help our clients service their financial assets through a network of offices and operations centers in 36 countries across six continents.

The results of this business are driven by a number of factors which include: the level of transaction activity; the range of services provided, including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending, and investment manager back-office outsourcing; the number of accounts; and the market value of assets under custody and/or administration. Market interest rates impact both securities lending revenue and the earnings on client deposit balances. Business expenses are driven by staff, technology investment, equipment and space required to support the services provided by the business and the cost of execution, clearance and custody of securities.

We are one of the leading global securities servicing providers with $26.2 trillion of assets under custody and/or administration at Dec. 31, 2012. We are the largest custodian for U.S. corporate and public pension plans and we service 46% of the top 50 endowments. We are a leading custodian in the UK and service 20% of UK pensions that require a custodian. European asset servicing continues to grow across all products, reflecting significant cross-border investment and capital flows. The changing regulatory environment is also driving demand for new products among clients.

We are one of the largest providers of fund services in the world, the third largest fund administrator in the alternative investment services industry and service 41% of the funds in the U.S. exchange-traded funds marketplace.

BNY Mellon is a leader in both global securities and U.S. Government securities clearance. We clear and settle equity and fixed income transactions in over 100 markets and handle most of the transactions cleared through the Federal Reserve Bank of New York for 17 of the 21 primary dealers. We are an industry leader in collateral management, servicing on average $2.0 trillion in global collateral, including tri-party repo collateral worldwide. We currently service approximately $1.4 trillion of the $1.8 trillion tri-party repo market in the U.S.

BNY Mellon offers tri-party agent services to dealers and cash investors active in the tri-party repurchase, or tri-party repo, market. We currently have an approximately 80% market share of the U.S. tri-party repo market. As a tri-party repo agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and a cash investor agree to a tri-party repo trade and send instructions to us. We maintain custody of the collateral (the subject securities of the repo) and execute the payment and delivery instructions agreed to and provided by the principals.

BNY Mellon is working to significantly reduce the risk associated with the secured intraday credit we provide with respect to the tri-party repo market. BNY Mellon has implemented several measures in that regard, including reducing the amount of time we extend intraday credit, implementing three-way trade confirmations, and automating the way dealers can substitute collateral in their tri-party repo trades. Additionally, in 2013, we have limited the eligibility for intraday credit associated with tri-party repo transactions to certain more liquid asset classes that will result in a reduction of exposures secured by less liquid forms of collateral by dealers. These efforts are consistent with the recommendations of the Tri-Party Repo Infrastructure Reform Task Force that was sponsored by the Payments Risk Committee of the Federal Reserve Bank of New York and included representatives from a diverse group of market participants, including BNY Mellon. We anticipate

BNY Mellon     25

Results of Operations (continued)

that the combination of these measures will have reduced risks substantially in our tri-party repo activity in the near term and, together with technology enhancements currently in development, will achieve the practical elimination of intraday credit in this activity by the end of 2014.

In 2012, we formed Global Collateral Services which serves broker-dealers and institutional investors facing expanding collateral management needs as a result of current and emerging regulatory and market requirements. Global Collateral Services brings together BNY Mellon’s global capabilities in segregating, optimizing, financing and transforming collateral on behalf of clients, including its market leading broker-dealer collateral management, securities lending, collateral financing, liquidity and derivatives services teams.

In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of approximately $3 trillion in 29 markets.

BNY Mellon provides the infrastructure, technology and processing services clients need to expertly navigate the ever-changing debt capital markets. We service $11.4 trillion in outstanding debt from 61 locations in 20 countries.

We serve as depositary for 1,379 sponsored American and global depositary receipt programs at Dec. 31, 2012, acting in partnership with leading companies from 68 countries – a 60% global market share.

Pershing LLC (“Pershing”), our clearing service, takes a consultative approach, working with more than 1,500 financial organizations and 100,000 investment professionals who collectively represent approximately 5.5 million active accounts by delivering dependable operational support; robust trading services; flexible technology; an expansive array of investment solutions, including managed accounts, mutual funds and cash management; practice management support; and service excellence.

Role of BNY Mellon, as a trustee, for mortgage-backed securitizations

BNY Mellon acts as trustee and document custodian for certain mortgage-backed security (“MBS”) securitization trusts. The role of trustee for MBS securitizations is limited; our primary role as trustee is to calculate and distribute monthly bond payments to bondholders. As a document custodian, we hold the mortgage, note, and related documents provided to us by the loan originator or seller and provide periodic reporting to these parties. BNY Mellon, either as document custodian or trustee, does not receive mortgage underwriting files (the files that contain information related to the creditworthiness of the borrower). As trustee or custodian, we have no responsibility or liability for the quality of the portfolio; we are liable only for performance of our limited duties as described above and in the trust documents. BNY Mellon is indemnified by the servicers or directly from trust assets under the governing agreements. BNY Mellon may appear as the named plaintiff in legal actions brought by servicers in foreclosure and other related proceedings because the trustee is the nominee owner of the mortgage loans within the trusts.

Review of financial results

On Dec. 31, 2011, BNY Mellon sold its Shareowner Services business. In 2012, we reclassified the results of the Shareowner Services business from the Investment Services business to the Other segment. All prior periods have been restated.

AUC/A at Dec. 31, 2012 were 26.2 trillion, an increase of 4% from 25.1 trillion at Dec. 31, 2011. The increase was driven by higher market values and net new business. AUC/A were comprised of 33% equity securities and 67% fixed income securities at Dec. 31, 2012 compared with 32% equity securities and 68% fixed income securities at Dec. 31, 2011.

Income before taxes was $2.3 billion in 2012 compared with $3.0 billion in 2011. Income before taxes, excluding amortization of intangible assets, was $2.4 billion in 2012 compared with $3.2 billion in 2011. Investment Services results in 2012 compared with 2011 primarily reflect lower foreign exchange revenue, Depositary Receipts revenue, Corporate Trust fees and net interest revenue, as well as, higher litigation expense, partially offset by higher Asset Servicing revenue and Clearing Services revenue.

Revenue generated in the Investment Services business includes 36% from non-U.S. sources in 2012 compared with 38% in 2011.

Investment services fees decreased $80 million, or 1%, in 2012 compared with 2011.

•	Asset servicing revenue (global custody, broker-dealer services and alternative investment services) was $3.7 billion in 2012 compared

26     BNY Mellon

Results of Operations (continued)

with $3.6 billion in 2011. The increase primarily reflects net new business and higher market values as well as higher securities lending revenue and higher collateral management revenue.
•

Issuer services revenue (Corporate Trust and Depositary Receipts) was $1.0 billion in 2012, down $203 million compared with 2011. The decrease primarily resulted from lower Depositary Receipts revenue driven by lower volumes, and lower Corporate Trust fees reflecting the continued net run-off of structured debt securitizations. We estimate this run-off could reduce the Company’s total annual revenue by approximately one-half to three-quarters of 1% if the structured debt markets do not recover.

•

Clearing services revenue (Pershing) was $1.2 billion in 2012, an increase of $34 million compared with 2011. Higher mutual fund fees driven by increases in positions and assets and higher cash management balances, were primarily offset by lower clearance revenue, higher money market fee waivers and a 6% decrease in DARTS volume.

•	Treasury services revenue was $543 million in 2012, compared with $532 million in 2011. The increase reflects higher volumes in cash management services.

Foreign exchange and other trading revenue decreased $203 million compared with 2011, driven by a sharp decline in volatility and a modest decrease in volumes.

Net interest revenue decreased $123 million compared with 2011, primarily driven by lower accretion and narrower spreads, partially offset by higher average customer deposits.

Noninterest expense, excluding amortization of intangible assets, increased $342 million compared with 2011. The increase in expenses primarily resulted from higher litigation expense and higher software amortization expense, partially offset by lower volume-driven expenses and the impact of the operational excellence initiatives.

2011 compared with 2010

Income before taxes was $3.0 billion in 2011, compared with $3.1 billion in 2010. Income before taxes, excluding amortization of intangible assets, was $3.2 billion in both 2011 and 2010. Fee and other revenue increased $693 million compared with 2010, primarily due to the full-year impact of the Acquisitions and net new business, partially offset by higher money market fee waivers and lower volumes. Net interest revenue increased $203 million compared with 2010, primarily driven by higher average customer deposits and loan levels, offset in part by narrower spreads. Noninterest expense, excluding amortization of intangible assets, increased $943 million compared with 2010. The increase in expenses primarily resulted from the full-year impact of the Acquisitions, higher litigation and volume-driven expenses and increased expenses in support of business growth.

Other segment

(dollars in millions)	2012	2011	2010
Revenue:
Fee and other revenue	$613	$777	$732
Net interest revenue	317	213	360
Total revenue	930	990	1,092
Provision for credit losses	(78)	-	8
Noninterest expense (ex. amortization of intangible assets and M&I and restructuring charges)	885	948	1,070
Income before taxes (ex. amortization of intangible assets and M&I and restructuring charges)	123	42	14
Amortization of intangible assets	-	15	15
M&I and restructuring charges	71	180	167
Income (loss) before taxes	$52	$(153)	$(168)
Average loans and leases	$10,199	$10,651	$12,748

Business description

The Other segment primarily includes:

•	credit-related services;
•	the leasing portfolio;
•	corporate treasury activities, including our investment securities portfolio;
•	our equity investment in Wing Hang Bank Limited (“Wing Hang”);
•	a 33.2% equity interest in ConvergEx;
•	business exits, including the results of the Shareowner Services business; and
•	corporate overhead.

Revenue primarily reflects:

•	net interest revenue from the credit services and lease financing portfolios;

BNY Mellon     27

Results of Operations (continued)

•	interest revenue remaining after transfer pricing allocations;
•	fee and other revenue from corporate and bank-owned life insurance, credit-related financing revenue and the Shareowner Services business; and
•	gains (losses) associated with the valuation of investment securities and other assets.

Expenses include:

•	M&I and restructuring charges;
•	direct expenses supporting credit-related services, leasing, investing and funding activities, and the Shareowner Services business; and
•	certain corporate overhead not directly attributable to the operations of other businesses.

Review of financial results

On Dec. 31, 2011, BNY Mellon sold its Shareowner Services business. In 2012, we reclassified the results of the Shareowner Services business to the Other segment from the Investment Services business. All prior periods have been restated.

Income before taxes was $52 million in 2012 compared with a pre-tax loss of $153 million in 2011. The improvement primarily related to lower M&I and restructuring charges and a credit in the provision for credit losses in 2012 of $78 million. The credit was largely driven by a reduction in the allowance for credit losses related to the residential mortgage loan portfolio.

Total revenue decreased $60 million in 2012 compared with 2011 primarily reflecting the impact of the sale of the Shareowner Services business in 2011 and lower gains on loans held-for-sale retained from a previously divested bank subsidiary, partially offset by higher net interest revenue, higher net securities gains and higher fixed income trading revenue.

Noninterest expense (excluding amortization of intangible assets and M&I and restructuring charges) decreased $63 million in 2012 compared with 2011. The decrease was driven by the impact of the sale of the Shareowner Services business, partially offset by the costs of certain tax credits in 2012 and the benefit of state investment tax credits received in 2011.

2011 compared with 2010

Income before taxes was a loss of $153 million in 2011 compared with a loss of $168 million in 2010.

Total revenue decreased $102 million, primarily due to lower net interest revenue, lower leasing gains, financing related fees and private equity investment gains, partially offset by gains on loans held-for-sale retained from a previously divested bank subsidiary and the gain on the sale of the Shareowner Services business. Noninterest expense, excluding amortization of intangible assets and M&I and restructuring charges decreased $122 million in 2011 compared with 2010. The decrease was driven by lower litigation expense and the benefit of state investment tax credits in 2011.

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

We conduct business through subsidiaries, branches, and representative offices in 36 countries. We have operational centers based in Brussels, Cork, Dublin, Wexford, Luxembourg, Singapore, Wroclaw, throughout the UK including London, Manchester, Brentwood, Edinburgh and Poole, and Chennai and Pune in India.

In January 2013, we received regulatory approval to establish a new issuer central securities depository based in Belgium. BNY Mellon CSD SA/NV will help integrate and simplify settlement and safekeeping services across Europe for the benefit of our customers.

At Dec. 31, 2012, we had approximately 9,300 employees in Europe, the Middle East and Africa (“EMEA”), approximately 9,900 employees in the Asia-Pacific region (“APAC”) and approximately 800 employees in other global locations, primarily Brazil.

BNY Mellon Asset Management operates on a multi-boutique model, bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes.

28     BNY Mellon

Results of Operations (continued)

We are one of the largest global asset managers, ranking 7th in the institutional marketplace and are the 7th largest asset manager in Europe. We are also a market leader in the field of liability-driven investments.

At Dec. 31, 2012, our international operations managed 41% of BNY Mellon’s AUM compared with 38% at Dec. 31, 2011. The increase primarily resulted from higher market values and net new business.

In Europe, we maintain a significant presence in the Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”) servicing field. In Ireland, BNY Mellon is the largest administrator (by total net assets) for fund administration services across domiciled and non-domiciled funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany. We clear and settle equity and fixed income transactions in over 100 markets. We are an industry leader in collateral management, servicing more than $2.0 trillion in global collateral, including tri-party repo collateral worldwide.

We serve as the depositary for 1,379 sponsored American and global depositary receipt programs, acting in partnership with leading companies from 68 countries. BNY Mellon provides the infrastructure technology and processing services clients need to expertly navigate the ever-changing debt capital markets. We service $11.4 trillion in outstanding debt from 61 locations in 20 countries.

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

Revenue generated in the Investment Services business includes 36% from non-U.S. sources in 2012 compared with 38% in 2011.

Our financial results, as well as our level of AUM and AUC/A, are impacted by the translation of financial results denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the Euro. If the U.S. dollar depreciates against these currencies, the translation impact is a higher level of fee revenue, net interest revenue, noninterest expense and AUM and AUC/A. Conversely, if the U.S. dollar appreciates, the translated levels of fee revenue, net interest revenue, noninterest expense and AUM and AUC/A will be lower.

Foreign exchange rates for one U.S. dollar
	2012	2011	2010
Spot rate (at Dec. 31):
British pound	$1.6168	$1.5448	$1.5545
Euro	1.3184	1.2934	1.3373
Yearly average rate:
British pound	$1.5849	$1.6038	$1.5457
Euro	1.2858	1.3921	1.3270

International clients accounted for 37% of revenue in 2012 compared with 37% in 2011 and 36% in 2010. Net income from international operations was $1.4 billion in 2012 compared with net income of $1.5 billion in 2011 and net income from continuing operations of $1.5 billion in 2010.

In 2012, revenues from EMEA were $3.7 billion, compared with $3.8 billion in 2011 and $3.5 billion in 2010. Revenues from EMEA were down 3% for 2012 compared to 2011. The decrease in 2012 primarily reflects lower Corporate Trust and Depositary Receipts revenue, partially offset by higher investment management revenue and performance fees. Investment Services generated 65% and Investment Management generated 34% of EMEA revenues. Net income from EMEA was $761 million in 2012 compared with net income of $867 million in 2011 and net income from continuing operations of $916 million in 2010.

Revenues from APAC were $902 million in 2012 compared with $842 million in 2011 and $745 million in 2010. Revenues from APAC were up 7% for 2012 compared to 2011. The increase in 2012 primarily resulted from net new business offset by lower Depositary Receipts revenue and lower Corporate Trust fees. Revenue from APAC in 2012 was generated by Investment Services 69% and Investment Management 27%. Net income from APAC was $349 million in 2012 compared with net income of $325 million in 2011 and net income from continuing operations of $295 million in 2010.

BNY Mellon     29

Results of Operations (continued)

For additional information regarding our International operations, see Note 26 of the Notes to Consolidated Financial Statements.

Exposure in Ireland, Italy, Spain, Portugal and Greece

The following tables present our on- and off-balance sheet exposure in Ireland, Italy, Spain and Portugal at Dec. 31, 2012 and Dec. 31, 2011. We have provided expanded disclosure on these countries as they have experienced particular market focus on credit quality and are countries experiencing economic concerns. Where appropriate, we are offsetting the risk associated with the gross exposure in these countries with collateral that has been pledged, which primarily consists of cash or marketable securities, or by transferring the risk to a third-party guarantor in another country.

BNY Mellon has a limited economic interest in the performance of assets of consolidated investment management funds, and therefore they are excluded from this presentation. The liabilities of consolidated investment management funds represent the interest of the noteholders of the funds and are solely dependent on the value of the assets. Any loss in the value of assets of consolidated investment management funds would be incurred by the fund’s noteholders.

At Dec. 31, 2012, BNY Mellon had exposure of less than $1 million to Portugal. At Dec. 31, 2012 and Dec. 31, 2011, BNY Mellon had no exposure to Greece. Additionally, BNY Mellon had no sovereign exposure to the countries disclosed below at either Dec. 31, 2012 or Dec. 31, 2011.

Our exposure to Ireland is principally related to Irish domiciled investment funds. Servicing provided to these funds and fund families may result in overdraft exposure.

See “Risk management” for additional information on how our exposures are managed.

30     BNY Mellon

Results of Operations (continued)

Exposure in the tables below reflect the country of operations and risk of the immediate counterparty.

On- and off-balance sheet exposure at Dec. 31, 2012 (in millions)	Ireland	Italy	Spain	Total
On-balance sheet exposure
Gross:
Interest-bearing deposits with banks (a)	$101	$125	$-	$226
Investment securities (primarily European Floating Rate Notes) (b)	164	130	-	294
Loans and leases (c)	166	7	3	176
Trading assets (d)	48	39	15	102
Total gross on-balance sheet exposure	479	301	18	798
Less:
Collateral	74	38	6	118
Guarantees	-	2	1	3
Total collateral and guarantees	74	40	7	121
Total net on-balance sheet exposure	$405	$261	$11	$677
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$101	$-	$-	$101
Letters of credit (f)	74	4	14	92
Total gross off-balance sheet exposure	175	4	14	193
Less:
Collateral	91	-	14	105
Total net off-balance sheet exposure	$84	$4	$-	$88
Total exposure:
Total gross on- and off-balance sheet exposure	$654	$305	$32	$991
Less: Total collateral and guarantees	165	40	21	226
Total net on- and off-balance sheet exposure	$489	$265	$11	$765
(a)	Interest-bearing deposits with banks represent a $101 million placement with an Irish subsidiary of a UK holding company and $125 million of nostro accounts related to our custody business.
(b)	Represents $266 million, fair value, of residential mortgage-backed securities located in Ireland and Italy, of which 49% were investment grade, $25 million, fair value, of investment grade asset-backed CLOs located in Ireland, and $3 million, fair value, of money market fund investments located in Ireland.
(c)	Loans and leases include $97 million of overdrafts primarily to Irish-domiciled investment funds resulting from our custody business, a $67 million commercial lease to an Irish company, which was fully collateralized by U.S. Treasuries, a $2 million loan to a security company located in Ireland, a $5 million overdraft to a financial institution located in Italy, a $2 million custody overdraft to financial institutions located in Spain and $3 million of leases to airline manufacturing companies located in Italy and Spain, which are under joint and several guarantee arrangements with guarantors outside of the Eurozone. There is no impairment associated with these loans and leases. Overdrafts occur on a daily basis in our Investment Services businesses and are generally repaid within two business days. The overdrafts in Italy and Spain have been repaid.
(d)	Trading assets represent over-the-counter mark-to-market on foreign exchange and interest rate receivables, net of master netting agreements. Trading assets include $48 million of receivables primarily due from Irish-domiciled investment funds and $54 million of receivables due from financial institutions in Italy and Spain. Cash collateral on the trading assets totaled $7 million in Ireland, $38 million in Italy and $6 million in Spain.
(e)	Lending-related commitments include $100 million to an insurance company, collateralized by $25 million of marketable securities, and $1 million to an oil and gas company, fully collateralized by receivables.
(f)	Represents $72 million of letters of credit extended to an insurance company in Ireland, collateralized by $65 million of marketable securities, a $2 million letter of credit to an oil and gas company in Ireland, a $4 million letter of credit extended to a financial institution in Italy and a $14 million letter of credit extended to an insurance company in Spain, fully collateralized by marketable securities.

BNY Mellon     31

Results of Operations (continued)

On- and off-balance sheet exposure at Dec. 31, 2011 (in millions)	Ireland	Italy	Spain	Portugal	Total
On-balance sheet exposure
Gross:
Interest-bearing deposits with banks (a)	$97	$24	$4	$-	$125
Investment securities (primarily European Floating Rate Notes) (b)	208	155	27	-	390
Loans and leases (c)	411	3	4	-	418
Trading assets (d)	117	53	16	3	189
Total gross on-balance sheet exposure	833	235	51	3	1,122
Less:
Collateral	102	39	7	3	151
Guarantees	-	3	1	-	4
Total collateral and guarantees	102	42	8	3	155
Total net on-balance sheet exposure	$731	$193	$43	$-	$967
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$273	$-	$-	$-	$273
Letters of credit (f)	-	2	14	-	16
Total gross off-balance sheet exposure	273	2	14	-	289
Less:
Collateral	190	-	14	-	204
Total net off-balance sheet exposure	$83	$2	$-	$-	$85
Total exposure:
Total gross on- and off-balance sheet exposure	$1,106	$237	$65	$3	$1,411
Less: Total collateral and guarantees	292	42	22	3	359
Total net on- and off-balance sheet exposure	$814	$195	$43	$-	$1,052
(a)	Interest-bearing deposits with banks represent a $96 million placement with an Irish subsidiary of a UK holding company and $29 million of nostro accounts related to our custody business.
(b)	Represents $364 million, fair value, of residential mortgage-backed securities, of which 97% were investment grade, $23 million, fair value, of investment grade asset-backed CLOs, and $3 million, fair value, of money market fund investments located in Ireland.
(c)	Loans and leases include $335 million of overdrafts primarily to Irish domiciled investment funds resulting from our custody business, a $65 million commercial lease fully-collateralized by U.S. Treasuries, $15 million of financial institution loans, which were collateralized by marketable securities and $4 million of leases to airline manufacturing companies which are under joint and several guarantee arrangements, with guarantors outside of the Eurozone. There is no impairment associated with these loans and leases.
(d)	Trading assets represent over-the-counter mark-to-market on foreign exchange receivables, net of master netting agreements. Trading assets include $117 million of foreign exchange trading receivables due from Irish domiciled investment funds and $72 million due from financial institutions in Italy, Spain and Portugal. Cash collateral on the trading assets totaled $22 million in Ireland, $39 million in Italy, $7 million in Spain and $3 million in Portugal.
(e)	Lending-related commitments represent $100 million to an asset manager fully-collateralized by marketable securities, and $173 million to an insurance company, collateralized by $90 million of marketable securities.
(f)	Represents a $14 million letter of credit extended to an insurance company in Spain fully-collateralized by marketable securities. Exposure in Italy represents a $2 million letter of credit extended to a financial institution.

Cross-border risk

Foreign assets are subject to the general risks attendant on the conduct of business in each foreign country, including economic uncertainties and each foreign government’s regulations. In addition, our foreign assets may be affected by changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors. Cross-border outstandings include loans, acceptances, interest-bearing deposits with other banks, other interest- bearing investments, and other monetary assets which are denominated in U.S. dollars or other non-local currency. Also included are local currency outstandings not hedged or funded by local borrowings.

32     BNY Mellon

Results of Operations (continued)

The table below shows our cross-border outstandings for the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with “*”) or exceeds 0.75% but less than or equal to 1.00% of total assets (denoted with “**”).

Cross-border outstandings (a) (in millions)	Banks and other financial institutions (b)	Public sector	Commercial, industrial and other		Total cross-border outstandings (c)
2012:
United Kingdom*	$6,089	$46	$1,152		$7,287
Netherlands*	2,490	2,054	1,337	(d)	5,881
Japan*	5,104	-	7		5,111
Australia*	4,508	-	259		4,767
Germany*	2,756	1,378	198		4,332
France*	3,266	897	34		4,197
China**	3,412	-	4		3,416
2011:
France*	3,341	2,790	116		6,247
Germany*	3,383	2,050	415		5,848
Netherlands*	1,733	2,230	814	(d)	4,777
Japan*	4,703	15	16		4,734
Australia*	4,418	-	239		4,657
United Kingdom*	3,344	71	663		4,078
2010:
Germany*	5,724	3,065	254		9,043
France*	6,109	1,845	124		8,078
Netherlands*	4,338	396	1,170	(d)	5,904
Australia *	2,663	-	271		2,934
Switzerland *	2,839	-	30		2,869
Belgium*	2,411	-	179		2,590
Japan**	2,261	-	7		2,268
United Kingdom **	508	26	1,411		1,945
Hong Kong **	1,908	-	18		1,926
(a)	Revised to correct the exclusion in 2010 and 2011 of previous amounts, primarily sovereign debt obligations. See Note 21 of our Notes to Consolidated Financial Statements for further information regarding our sovereign debt exposure.
(b)	Primarily short-term interest-bearing deposits with banks.
(c)	Excludes assets of consolidated investment management funds.
(d)	Primarily European floating rate notes.

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets (EM) IMI Index. Our emerging markets exposures totaled $11 billion at Dec. 31, 2012 compared with $8 billion at Dec.  31, 2011. The increase in emerging markets exposure was primarily driven by higher interest-bearing deposits with banks located in China.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements under “Summary of significant accounting and reporting policies”. Our critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting. Further information on policies related to the allowance for loan losses and allowance for lending-related commitments can be found under “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements. Additionally, further information can be found in the Notes to Consolidated Financial Statements related to the following: the valuation of derivatives and securities where quoted market prices are not available can be found under “Fair value measurement” in Note 21; information on other-than-temporary impairment can be found in “Securities” in Note 5; policies related to goodwill and intangible assets can be found in “Goodwill and intangible assets” in Note 7; and information on pensions can be found in “Employee benefit plans” in Note 19.

BNY Mellon     33

Results of Operations (continued)

Allowance for loan losses and allowance for lending-related commitments

The allowance for loan losses and allowance for lending-related commitments represent management’s estimate of probable losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments.

We utilize a quantitative methodology and qualitative framework for determining the allowance for loan losses and the allowance for lending-related commitments. Within this qualitative framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio.

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

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All borrowers are assigned to pools based on their credit ratings. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. All loans over $1 million are individually analyzed before being assigned a credit rating.

The third element, the allowance for residential mortgage loans, is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. In 2012, BNY Mellon began assigning all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on five years of default and loss data derived from our residential mortgage portfolio. Prior to 2012, estimates of probability of default and loss given default factors were based on a combination of external data from third-party databases and internal data. The decision to change was triggered when five years of historical data became available in 2012. The use of internal historical data provides a better estimate of the allowance, given that it is based on actual default and loss experience on our residential mortgage portfolio. The use of internal historical default and loss data resulted in a credit to the allowance for credit losses of $51 million in 2012. For each pool, the inherent loss is calculated using the above factors. The resulting probable loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. For home equity lines of credit, probability of default and loss given default are based on external data from third party databases due to the small size of the portfolio and insufficient internal data.

The qualitative framework is used to determine an additional allowance for each portfolio based on the factors below:

Internal risk factors:

•	Nonperforming loans to total non-margin loans;
•	Criticized assets to total loans and lending-related commitments;
•	Ratings volatility;
•	Borrower concentration; and
•	Significant concentration in high risk industries.

Environmental risk factors:

•	U.S. non-investment grade default rate;
•	Unemployment rate; and
•	Change in real GDP.

The objective of the qualitative framework is to capture incurred losses that may not have been fully captured in the quantitative reserve which is based primarily on historical data. Management determines

34     BNY Mellon

Results of Operations (continued)

the qualitative allowance each period based on judgment informed by consideration of internal and external risk factors. Once determined in the aggregate, our qualitative allowance is then allocated to each of our loan classes based on the respective classes’ quantitative allowance balances with the allocations adjusted, when necessary, for class specific risk factors.

For each risk factor, we calculate the minimum and maximum values, and percentiles in-between, to evaluate the distribution of our historical experience. The distribution of historical experience is compared to the risk factor’s current quarter observed experience to assess the current risk inherent in the portfolio and overall direction/trend of a risk factor relative to our historical experience.

Based on this analysis, we assign a risk level- no impact, low, moderate, high and elevated – to each risk factor for the current quarter. Management assesses the impact of each risk factor to determine an aggregate risk level. We do not quantify the impact of any particular risk factor. Management’s assessment of the risk factors, as well as the trend in the quantitative allowance, supports management’s judgment for the overall required qualitative allowance. A smaller qualitative allowance may be required when our quantitative allowance has reflected incurred losses associated with the aggregate risk level. A greater qualitative allowance may be required if our quantitative allowance does not yet reflect the incurred losses associated with the aggregate risk level.

Our consideration of these factors has remained consistent for the year ended Dec. 31, 2012. In general, we have not seen significant trends in any of our risk factors resulting in a corresponding change in our qualitative allowance. As a result, the qualitative allowance balance as a percentage of the total allowance has remained stable from Dec. 31, 2011 to Dec. 31, 2012.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

The credit rating assigned to each credit is a significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $52 million, while if each credit were rated one grade worse, the allowance would have increased by $83 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $51 million, while if the loss given default were one rating better, the allowance would have decreased by $39 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by $2 million, respectively.

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

In addition, we have significant investments in more actively traded agency RMBS and other types of securities such as sovereign debt. The pricing sources derive the prices for these securities largely from quotes they obtain from three major inter-dealer brokers. The pricing sources receive their daily observed trade price and other information feeds from the inter-dealer brokers.

For securities with bond insurance, the financial strength of the insurance provider is analyzed and that information is included in the fair value assessment for such securities.

BNY Mellon     35

Results of Operations (continued)

The pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price. The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2012.

We obtain prices for our Level 1 and Level 2 securities from multiple pricing sources. We have designed controls to develop an understanding of the pricing sources’ securities pricing methodology and have implemented specific internal controls over the valuation of securities.

As appropriate, we review the quality control procedures and pricing methodologies used by the pricing sources, including the process for obtaining prices provided by the pricing sources, their valuation methodology and controls for each class of security.

Prices received from pricing sources are subject to validation checks that help determine the completeness and accuracy of the prices. These validation checks are reviewed by management and, based on the results, may be subject to additional review and investigation. We also review securities with no price changes (stale prices) and securities with zero values.

We have a surveillance process in place to monitor the accuracy of prices provided by the pricing sources. We utilize a hierarchy that compares security prices obtained from multiple pricing sources against established thresholds. Discrepancies that fall outside of these thresholds are challenged with the pricing services and adjusted if necessary.

If further research is required, we review and validate these prices with the pricing sources. We also validate prices from pricing sources by comparing prices received to actual observed prices from actions such as purchases and sales, when possible.

Level 3 – Securities – Where we have used our own cash flow models, which included a significant input into the model that was deemed unobservable, to estimate the value of securities, we classify them in Level 3 of the ASC 820 hierarchy. More than 99% of our securities are valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities are priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the fair value hierarchy.

See Note 21 of the Notes to Consolidated Financial Statements for details of our securities by ASC 820 hierarchy level.

Fair value – Derivative financial instruments

Level 1 – Derivative financial instruments – Includes derivative financial instruments that are actively traded on exchanges, principally foreign exchange futures, listed options and foreign exchange forward contracts.

Level 2 – Derivative financial instruments – Includes the majority of our derivative financial instruments priced using internally developed models that use observable inputs for interest rates, foreign exchange rates, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity and concentration concerns.

Level 3 – Derivative financial instruments – Certain derivatives that are highly structured require significant judgment and analysis to adjust the value determined by standard pricing models. These derivatives are included in Level 3 of the ASC 820 hierarchy and comprise less than 1% of our derivative financial instruments at fair value.

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

To confirm that our valuation policies are consistent with exit prices as prescribed by ASC 820, we review our derivative valuations using recent transactions in the marketplace, pricing services and the results of similar types of transactions. In determining fair value for these instruments, observable inputs are utilized where available as required by ASC 820.

For details of our derivative financial instruments by ASC 820 hierarchy level, see Note 21 of the Notes to Consolidated Financial Statements.

Fair value option

ASC 825 provides the option to elect fair value as an alternative measurement basis for selected financial assets, financial liabilities, unrecognized firm

36     BNY Mellon

Results of Operations (continued)

commitments and written loan commitments which are not subject to fair value under other accounting standards. Under ASC 825, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in fair value recognized in income. See Note 22 of the Notes to Consolidated Financial Statements for additional disclosure regarding the fair value option.

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

For each security in the investment securities portfolio (including, but not limited to, those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. For example, to determine if an unrealized loss on non-agency RMBS is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given RMBS will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

In 2012, improving home prices helped to stabilize the credit performance of non-agency RMBS transactions. This in turn enabled us to maintain generally stable assumptions for these transactions throughout the year with regard to estimated defaults and the amount we expect to receive to cover the value of the original loan. See Note 5 of the Notes to Consolidated Financial Statements for projected weighted-average default rates and loss severities at Dec. 31, 2012 and 2011 for the 2007, 2006 and late-2005 non-agency RMBS and the securities previously held in the Grantor Trust we established in connection with the restructuring of our investment securities portfolio in 2009. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

Net securities gains in 2012 were $162 million compared with $48 million in 2011. The low interest rate environment in 2012 created the opportunity for us to realize gains as we rebalanced and managed the duration risk of the investment securities portfolio.

If we were to increase or decrease each of our projected loss severity and default rates by 100 basis points on each of the positions in our Alt-A, subprime and prime RMBS portfolios, including the securities previously held by the Grantor Trust, credit-related impairment charges on these securities would have increased by $1 million (pre-tax) or decreased by less than $1 million (pre-tax) at Dec. 31, 2012.

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

BNY Mellon     37

Results of Operations (continued)

acquired assets and liabilities. Goodwill ($18.1 billion at Dec. 31, 2012) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2012) are not amortized but subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

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

GAAP also requires that an interim test be done whenever events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit might be less than its carrying value. The broad decline of stock prices throughout the U.S. stock market in the second half of 2011 also impacted the Company’s stock price, which declined below the Company’s net book value per share. As a result of this sustained decline in the second half of 2011, the Company performed an interim goodwill test on the Asset Management business during the first quarter of 2012. We concluded the Asset Management reporting unit, which is one of the two reporting units in the Investment Management segment, exceeded its carrying value at that time.

In the second quarter of 2012, we performed our annual goodwill test on all seven reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2012. The discount rate applied to these cash flows ranged from 10% to 12.25% and incorporated a 7% market equity risk premium. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As of the date of the annual test, the fair values of six of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The fair value of the Asset Management reporting unit, which is one of the two reporting units in the Investment Management segment, exceeded its carrying value by approximately 15%. The Asset Management reporting unit has $7.7 billion of allocated goodwill. For the Asset Management reporting unit, in the future, small changes in the assumptions could produce a non-cash goodwill impairment, which would have no effect on our regulatory capital ratios. In addition, certain money market fee waiver practices and changes in the level of assets under management could have an effect on Asset Management broadly, as well as the fair value of this reporting unit.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($2.1 billion at Dec. 31, 2012) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections.

See Notes 1 and 7 of the Notes to Consolidated Financial Statements for additional information regarding goodwill, intangible assets and the annual and interim impairment testing.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 20,900 U.S. employees and approximately 10,600 non-U.S. employees.

38     BNY Mellon

Results of Operations (continued)

BNY Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas. As of Dec. 31, 2012, the U.S. plans accounted for 82% of the projected benefit obligation. The pension expense for BNY Mellon plans was $141 million in 2012 compared with $93 million in 2011 and $47 million in 2010.

Effective Jan. 1, 2011, the U.S. pension plan was amended to reduce benefits earned by participants for service after 2010, and to freeze plan participation such that no new employees will enter the plan after Dec. 31, 2010. This change in the pension plan reduced pension expense by $40 million in 2011.

A net pension expense of $187 million is expected to be recorded by BNY Mellon in 2013, assuming currency exchange rates at Dec. 31, 2012. The expected increase in pension expense in 2013 is primarily driven by a decrease in the discount rate for the U.S. and foreign plans. The discount rate is discussed below.

BNY Mellon made a discretionary contribution of $400 million to The Bank of New York Mellon Corporation Pension Plan in December 2012. The contribution did not impact pension expense in 2012.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the Employee Stock Ownership Plan (“ESOP”). Since 2010, these key elements have varied as follows:

(dollars in millions, except per share amounts)	2013	2012	2011	2010
Domestic plans:
Long-term rate of return on plan assets	7.25%	7.38%	7.50%	8.00%
Discount rate	4.25%	4.75%	5.71%	6.21%
Market-related value of plan assets (a)	$4,121	$3,763	$3,836	$3,861
ESOP stock price (a)	$24.60	$22.96	$29.48	$27.97
Net U.S. pension credit/(expense)	N/A	$(107)	$(54)	$(15)
All other net pension credit/(expense)	N/A	(34)	(39)	(32)
Total net pension credit/(expense)	N/A	$(141)	$(93)	$(47)
(a)	Market-related value of plan assets and ESOP stock price are for the beginning of the plan year. See “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements.

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 4.25% as of Dec. 31, 2012.

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

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. BNY Mellon currently has $2.2 billion of unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key assumptions on pension costs are shown in the table below.

Pension expense (dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100	) bps	(50	) bps	50	bps	100	bps
Change in pension expense	$48		$24		$(24)		$(48)
Discount rate	(50	) bps	(25	) bps	25	bps	50	bps
Change in pension expense	$43		$21		$(20)		$(40)
Market-related value of plan assets	(20)%		(10)%		10%		20%
Change in pension expense	$183		$93		$(94)		$(188)
ESOP stock price	$(10)		$(5)		$5		$10
Change in pension expense	$13		$6		$(6)		$(12)

BNY Mellon     39

Results of Operations (continued)

In addition to its pension plans, BNY Mellon has an ESOP. Benefits payable under The Bank of New York Mellon Corporation Pension Plan are offset by the equivalent value of benefits earned under the ESOP for employees who participated in the legacy Retirement Plan of The Bank of New York Company, Inc.

Consolidated balance sheet review

At Dec. 31, 2012, total assets were $359 billion compared with $325 billion at Dec. 31, 2011. Total assets averaged $315 billion in 2012, compared with $291 billion in 2011. The increase in period-end and average total assets primarily resulted from an increase in the level of client deposits. Deposits totaled $246 billion at Dec. 31, 2012, and $219 billion at Dec. 31, 2011. Total deposits averaged $204 billion in 2012 and $183 billion in 2011. At Dec. 31, 2012, total interest-bearing deposits were 52% of total interest-earning assets compared with 48% at Dec. 31, 2011.

At Dec. 31, 2012, we had $50 billion of liquid funds and $95 billion of cash (including $90 billion of overnight deposits with the Federal Reserve and other central banks) for a total of $145 billion of available funds. This compares with available funds of $135 billion at Dec. 31, 2011. The increase in available funds resulted from the higher level of customer deposits. Our percentage of available funds to total assets was 40% at Dec. 31, 2012 compared with 42% at Dec. 31, 2011. The decrease in the percentage of available funds to total assets was primarily due to increased investments in high quality investment securities and higher loan levels. Of the $50 billion in liquid funds held at Dec. 31, 2012, $44 billion was placed in interest-bearing deposits with large, highly-rated global financial institutions with a weighted-average life to maturity of approximately 50 days. Of the $44 billion, $8 billion was placed with banks in the Eurozone.

Investment securities were $101 billion or 28% of total assets at Dec. 31, 2012, compared with $82 billion or 25% of total assets at Dec. 31, 2011. The increase primarily reflects larger investments in agency RMBS and state and political subdivision securities, as well as an improvement in the unrealized gain of our investment securities portfolio.

Loans were $47 billion or 13% of total assets at Dec. 31, 2012, compared with $44 billion or 14% of total assets at Dec. 31, 2011. The increase in loan levels primarily reflects higher wealth management loans and mortgages, margin loans and overdrafts.

Long-term debt decreased to $18.5 billion at Dec. 31, 2012 from $19.9 billion at Dec. 31, 2011, primarily due to the maturity of $3.2 billion of senior debt and $300 million of subordinated debt, as well as the redemption of $1.1 billion of junior subordinated debentures, partially offset by the issuance of $3.25 billion of senior debt in 2012.

Total shareholders’ equity applicable to BNY Mellon was $36.4 billion at Dec. 31, 2012 and $33.4 billion at Dec. 31, 2011. The increase in total shareholders’ equity primarily reflects earnings retention, the issuance of noncumulative perpetual preferred stock and an increase in the valuation of our investment securities portfolio, partially offset by share repurchases. In 2012, we issued $1,068 million, net of issuance costs, of noncumulative perpetual preferred stock which qualifies as Tier 1 capital under the NPRs released in 2012.

BNY Mellon, through its involvement in the Fixed Income Clearing Corporation, settles government securities transactions on a net basis for payment and delivery through the Fed wire system. As a result, at Dec. 31, 2012, the assets and liabilities of BNY Mellon were reduced by $137 million for the netting of repurchase agreements and reverse repurchase agreement transactions executed with the same counterparty under standardized Master Repurchase Agreements. This netting is performed in accordance with the Financial Accounting Standards Board (“FASB”) Interpretation No. 41 (ASC Topic 210-20) “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.”

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

40     BNY Mellon

Results of Operations (continued)

The following table shows the distribution of our total investment securities portfolio:

Investment securities portfolio	Dec. 31, 2011 Fair value		2012 change in unrealized gain/(loss)	Dec. 31, 2012			Fair value as a % of amortized cost (a)	Unrealized gain/(loss)	Ratings
(dollars in millions)				Amortized cost	Fair value				AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
Agency RMBS	$27,493		$373	$39,234	$40,210		102%	$976	100%	-	-	-	-
U.S. Treasury securities	17,999		(32)	18,550	18,890		102	340	100	-	-	-	-
Sovereign debt/sovereign guaranteed (b)	11,881		(39)	9,186	9,304		101	118	100	-	-	-	-
Non-agency RMBS (c)	3,179		413	2,520	3,110		75	590	1	-	2	97	-
Non-agency RMBS	1,780		320	1,727	1,697		90	(30)	4	19	13	64	-
European floating rate notes (d)	3,025		226	4,258	4,137		96	(121)	73	21	1	5	-
Commercial MBS	3,003		75	2,695	2,838		105	143	89	9	2	-	-
State and political subdivisions	2,806		66	6,106	6,191		101	85	84	14	1	-	1
Foreign covered bonds (e)	2,425		107	3,596	3,718		103	122	100	-	-	-	-
Corporate bonds	1,859		65	1,525	1,585		104	60	19	72	8	1	-
CLO	1,233		27	1,204	1,206		100	2	100	-	-	-	-
U.S. Government agency debt	958		4	1,044	1,074		103	30	100	-	-	-	-
Consumer ABS	524		6	2,114	2,124		100	10	90	10	-	-	-
Other (f)	3,573		(33)	4,573	4,619		101	46	48	48	-	-	4
Total investment securities	$81,738	(g)	$1,578	$98,332	$100,703	(g)	102%	$2,371	89%	6%	1%	4%	-
(a)	Amortized cost before impairments.
(b)	Primarily comprised of exposure to UK, Netherlands, Germany and France.
(c)	These RMBS were included in the former Grantor Trust and were marked-to-market in 2009. We believe these RMBS would receive higher credit ratings if these ratings incorporated, as additional credit enhancement, the difference between the written-down amortized cost and the current face amount of each of these securities.
(d)	Includes RMBS, commercial MBS and other securities. Primarily comprised of exposure to UK and Netherlands.
(e)	Primarily comprised of exposure to Canada, Germany and UK.
(f)	Includes commercial paper of $1.0 billion and $2.2 billion, fair value, and money market funds of $973 million and $2.2 billion, fair value, at Dec. 31, 2011 and Dec. 31, 2012, respectively.
(g)	Includes net unrealized losses on derivatives hedging securities available-for-sale of $269 million at Dec. 31, 2011 and $305 million at Dec. 31, 2012.

The fair value of our investment securities portfolio was $100.7 billion at Dec. 31, 2012 compared with $81.7 billion at Dec. 31, 2011. The increase in the fair value of the investment securities portfolio primarily reflects larger investments in agency RMBS and state and political subdivision securities, as well as an improvement in the unrealized gain of our investment securities. In 2012, we received $885 million of paydowns and sold $98 million of sub-investment grade securities.

At Dec. 31, 2012, the total investment securities portfolio had an unrealized pre-tax net gain of $2.4 billion compared with $793 million at Dec. 31, 2011. The improvement in the valuation of the investment securities portfolio was primarily driven by a decline in interest rates and improved credit spreads. The unrealized net of tax gain on our investment securities available-for-sale portfolio included in accumulated other comprehensive income was $1.3 billion at Dec. 31, 2012, compared with $417 million at Dec. 31, 2011.

At Dec. 31, 2012 and Dec. 31, 2011, 89% of the securities in our portfolio were rated AAA/AA-.

We routinely test our investment securities for OTTI. (See “Critical accounting estimates” for additional disclosure regarding OTTI.)

At Dec. 31, 2012, we had $871 million of accretable discount related to the restructuring of the investment securities portfolio. The discount related to these transactions had a remaining average life of approximately 5.3 years. The accretion of discount related to these securities increased net interest revenue and was recorded on a level yield basis. The discount accretion totaled $281 million in 2012 and $391 million in 2011.

BNY Mellon     41

Results of Operations (continued)

Also, at Dec. 31, 2012, we had $2.5 billion of net amortizable purchase premium relating to investment securities with a remaining average life of approximately 4.2 years. For these securities, the amortization of net premium decreased net interest revenue and is recorded on a level yield basis. We recorded net premium amortization of $504 million in 2012 and $294 million in 2011.

The following table provides pre-tax securities gains (losses) by type.

Net securities gains (losses) (in millions)	2012	2011	2010
Sovereign debt	$96	$36	$-
U.S. Treasury	83	77	15
Agency RMBS	43	8	15
Corporate bonds	29	-	-
FDIC-insured debt	10	-	-
Prime RMBS	(15)	(1)	-
Trust-preferred	(18)	-	-
Alt-A RMBS	(19)	(36)	(13)
Subprime RMBS	(34)	(21)	(4)
European floating rate notes	(34)	(39)	(3)
Other	21	24	17
Total net securities gains	$162	$48	$27

At Dec. 31, 2012, the investment securities portfolio included $35 million of assets not accruing interest. These securities are held at market value.

The following table shows the fair value of the European floating rate notes by geographical location at Dec. 31, 2012. The unrealized loss on these securities was $121 million at Dec. 31, 2012, an improvement of 65% compared with $347 million at Dec. 31, 2011.

European floating rate notes at Dec. 31, 2012 (a)
(in millions)	RMBS	Other	Total fair value
United Kingdom	$2,015	$258	$2,273
Netherlands	1,370	51	1,421
Ireland	136	25	161
Italy	130	-	130
Australia	77	-	77
Germany	1	74	75
Total fair value	$3,729	$408	$4,137
(a)	73% of these securities are in the AAA to AA- ratings category.

See Note 21 of the Notes to Consolidated Financial Statements for the detail of securities by level in the fair value hierarchy.

Equity investments

Our equity investments are primarily categorized as other assets. Included in other assets are (parenthetical amounts indicate carrying values at Dec. 31, 2012): joint ventures and other equity investments ($1.5 billion), seed capital ($158 million), Federal Reserve Bank stock ($436 million), private equity investments ($99 million), and tax advantaged low-income housing investments ($489 million). For additional information on the fair value of our private equity investments and certain seed capital, see Note 8 of the Notes to Consolidated Financial Statements.

Our equity investment in Wing Hang, which is located in Hong Kong, had a fair value of $651 million (book value of $449 million) based on its share price at Dec. 31, 2012. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. We received a stock dividend from Wing Hang with a value of $14 million (or 1.5 million shares) in 2012 and a stock dividend of $12 million (or 1.1 million shares) in 2011. In 2010, we received cash dividends from Wing Hang of $6 million.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $99 million at Dec. 31, 2012, down $23 million from $122 million at Dec. 31, 2011. At Dec. 31, 2012, private equity investments consisted of investments in private equity funds of $91 million, direct equity of less than $1 million, and leveraged bond funds of $7 million. Investment income was $8 million in 2012.

At Dec. 31, 2012, we had $13 million of unfunded investment commitments to private equity funds. If unused, the commitments expire between 2013 and 2017.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

42     BNY Mellon

Results of Operations (continued)

Loans

Total exposure – consolidated	Dec. 31, 2012			Dec. 31, 2011
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$11.3	$15.7	$27.0	$11.1	$15.5	$26.6
Commercial	1.4	18.3	19.7	1.3	16.3	17.6
Subtotal institutional	12.7	34.0	46.7	12.4	31.8	44.2
Wealth management loans and mortgages	8.9	1.7	10.6	7.3	1.5	8.8
Commercial real estate	1.7	1.9	3.6	1.5	1.5	3.0
Lease financings	2.4	-	2.4	2.6	-	2.6
Other residential mortgages	1.6	-	1.6	1.9	-	1.9
Overdrafts	5.3	-	5.3	4.8	-	4.8
Other	0.6	0.2	0.8	0.7	-	0.7
Subtotal non-margin loans	33.2	37.8	71.0	31.2	34.8	66.0
Margin loans	13.4	0.9	14.3	12.8	0.7	13.5
Total	$46.6	$38.7	$85.3	$44.0	$35.5	$79.5

At Dec. 31, 2012, total exposures were $85.3 billion, an increase of 7% from $79.5 billion at Dec. 31, 2011. The increase in total exposure was generally broad-based across most portfolios and reflects:

•	loan growth in Private Wealth, margin secured lending to financial institutions and commercial real estate; and
•	an increase in unfunded commitments resulting from a renewed effort to grow our Public
Finance portfolio as well as to continue to support client relationships where revenue growth opportunities exist.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios make up 55% of our total lending exposure. Additionally, a substantial portion of our overdrafts relate to financial institutions and commercial customers.

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2012					Dec. 31, 2011
	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Banks	$5.6	$2.0	$7.6	82%	88%	$6.3	$1.9	$8.2
Securities industry	4.2	2.1	6.3	96	96	3.8	2.6	6.4
Asset managers	1.1	3.8	4.9	99	72	0.8	3.2	4.0
Insurance	0.1	4.3	4.4	98	22	0.1	4.6	4.7
Government	-	2.1	2.1	96	22	-	1.6	1.6
Other	0.3	1.4	1.7	99	51	0.1	1.6	1.7
Total	$11.3	$15.7	$27.0	93%	69%	$11.1	$15.5	$26.6

The financial institutions portfolio exposure was $27.0 billion at Dec. 31, 2012 compared with $26.6 billion at Dec. 31, 2011, primarily reflecting higher exposure to asset managers and governments, partially offset by lower exposure to banks and insurance companies.

Financial institution exposures are high quality, with 93% of the exposures meeting the investment grade equivalent criteria of our rating system at Dec. 31, 2012. These exposures are generally short-term. Of these exposures, 69% expire within one year, and 33% expire within 90 days. In addition, 42% of the financial institutions exposure is secured. For example, securities industry and asset managers often borrow against marketable securities held in custody.

BNY Mellon     43

Results of Operations (continued)

For ratings of non-U.S. counterparties, as a conservative measure, our internal credit rating classification generally caps the rating based upon the sovereign rating of the country where the counterparty resides regardless of the credit rating of the counterparty or the underlying collateral.

Our bank exposure primarily relates to our global trade finance and U.S. dollar-clearing businesses.

These exposures are predominately to investment grade counterparties and are short term in nature.

The asset manager portfolio exposures are high- quality, with 99% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2012. These exposures are generally short-term liquidity facilities, with the vast majority to regulated mutual funds.

Commercial

The diversity of the commercial portfolio is shown in the following table.

Commercial portfolio exposure	Dec. 31, 2012					Dec. 31, 2011
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Services and other	$0.5	$5.6	$6.1	93%	16%	$0.5	$4.5	$5.0
Energy and utilities	0.5	5.5	6.0	97	7	0.3	4.8	5.1
Manufacturing	0.3	5.6	5.9	90	10	0.3	5.7	6.0
Media and telecom	0.1	1.6	1.7	90	1	0.2	1.3	1.5
Total	$1.4	$18.3	$19.7	93%	10%	$1.3	$16.3	$17.6

The commercial portfolio exposure increased 12% to $19.7 billion at Dec. 31, 2012, from $17.6 billion at Dec. 31, 2011, primarily reflecting an increase in exposure in the services and other portfolios and energy and utilities.

Our goal is to maintain a predominantly investment grade portfolio. The table below summarizes the percent of the financial institutions and commercial exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31,
	2012	2011	2010
Financial institutions	93%	93%	91%
Commercial	93%	91%	89%

Our credit strategy is to focus on investment grade names to support cross-selling opportunities and avoid single name/industry concentrations. Each customer is assigned an internal rating grade, which is mapped to an equivalent external rating agency grade based upon a number of dimensions which are continually evaluated and may change over time. The execution of our strategy has resulted in 93% of both our financial institutions and commercial portfolios rated as investment grade at Dec. 31, 2012.

Wealth management loans and mortgages

Our Wealth management exposure was $10.6 billion at Dec. 31, 2012 compared with $8.8 billion at Dec. 31, 2011. Wealth management loans and mortgages are primarily comprised of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 63% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2012.

At Dec. 31, 2012, the wealth management mortgage portfolio was comprised of the following geographic concentrations: New York – 22%; California – 19%; Massachusetts – 17%; Florida – 8%; and other – 34%.

Commercial real estate

Our commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities include both construction facilities and medium-term loans. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flow, and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in most instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $3.6 billion at Dec. 31, 2012 compared with $3.0 billion at Dec. 31, 2011.

At Dec. 31, 2012, 57% of our commercial real estate portfolio is secured. The secured portfolio is diverse

44     BNY Mellon

Results of Operations (continued)

by project type, with 55% secured by residential buildings, 18% secured by office buildings, 10% secured by retail properties, and 17% secured by other categories. Approximately 91% of the unsecured portfolio is allocated to investment grade real estate investment trusts (“REITs”) under revolving credit agreements.

At Dec. 31, 2012, our commercial real estate portfolio is comprised of the following concentrations: New York metro – 46%; investment grade REITs – 41%; and other – 13%.

Lease financings

The leasing portfolio exposure totaled $2.4 billion and included $191 million of airline exposures at Dec. 31, 2012 compared with $2.6 billion of leasing exposures, including $197 million of airline exposures, at Dec. 31, 2011. At Dec. 31, 2012, approximately 85% of the leasing exposure was investment grade.

At Dec. 31, 2012, the $2.2 billion non-airline lease financing portfolio consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and Germany. Approximately 48% of the non-airline portfolio is additionally secured by highly rated securities and/or letters of credit from investment grade issuers. Excluding airline lease financing, counterparty rating equivalents at Dec. 31, 2012, were as follows:

•	1% of the counterparties are AA, or equivalent;
•	56% were A;
•	28% were BBB; and
•	15% were non-investment grade.

At Dec. 31, 2012, our $191 million of exposure to the airline industry consisted of $68 million to major U.S. carriers, $107 million to foreign airlines and $16 million to U.S. regional airlines.

Despite the significant improvement in revenues and yields that the U.S domestic airline industry achieved in the past year, high fuel prices pose a significant challenge for these carriers. Combined with their high fixed cost operating models, extremely high debt levels and sensitivity to economic cycles, the domestic airlines remain vulnerable. As such, we continue to maintain a sizable allowance for loan losses against these exposures and continue to closely monitor the portfolio.

We utilize the lease financing portfolio as part of our tax management strategy.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1,632 million at Dec. 31, 2012, compared with $1,923 million at Dec. 31, 2011. Included in this portfolio at Dec. 31, 2012 are $497 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2012, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 75% at origination and 24% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, Maryland and the tri-state area (New York, New Jersey and Connecticut).

To determine the projected loss on the prime and Alt-A mortgage portfolio, we calculate the total estimated defaults of these mortgages and multiply that amount by an estimate of realizable value upon sale in the marketplace (severity).

At Dec. 31, 2012, we had $12 million in subprime mortgages included in the other residential mortgage portfolio. The subprime loans were issued to support our Community Reinvestment Act requirements.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily included loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities, as well as bankers’ acceptances.

Margin loans

Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $5.1 billion at Dec. 31, 2012 and $5.0 billion at Dec. 31, 2011 of loans related to a term loan program that offers fully collateralized loans to broker-dealers.

BNY Mellon     45

Results of Operations (continued)

Loans by product

The following table shows trends in the loans outstanding at year-end over the last five years.

Loans by product - at year end
(in millions)	2012	2011	2010 (a)	2009 (a)	2008
Domestic:
Financial institutions	$5,455	$4,606	$4,630	$5,509	$5,546
Commercial	1,306	752	1,250	2,324	5,786
Wealth management loans and mortgages	8,796	7,342	6,506	6,162	5,333
Commercial real estate	1,677	1,449	1,592	2,044	3,081
Lease financings (b)	1,329	1,558	1,605	1,703	1,809
Other residential mortgages	1,632	1,923	2,079	2,179	2,505
Overdrafts	2,228	2,958	4,524	3,946	4,835
Other	639	623	771	407	485
Margin loans	13,397	12,760	6,810	4,657	3,977
Total domestic	36,459	33,971	29,767	28,931	33,357
Foreign:
Financial institutions	5,833	6,538	4,626	3,147	3,755
Commercial	111	528	345	634	573
Wealth management loans and mortgages	68	-	-	-	-
Commercial real estate	63	-	-	-	-
Lease financings (b)	1,025	1,051	1,545	1,816	2,154
Government and official institutions	-	-	-	52	1,434
Other (primarily overdrafts)	3,070	1,891	1,525	2,109	2,121
Total foreign	10,170	10,008	8,041	7,758	10,037
Total loans	$46,629	$43,979	$37,808	$36,689	$43,394
(a)	Presented on a continuing operations basis.
(b)	Net of unearned income on domestic and foreign lease financings of $1,135 million at Dec. 31, 2012, $1,343 million at Dec. 31, 2011, $2,036 million at Dec. 31, 2010, $2,282 million at Dec. 31, 2009 and $2,836 million at Dec. 31, 2008.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2012.

Maturity of loan portfolio at Dec. 31, 2012 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Financial institutions	$4,891	$564		$-		$5,455
Commercial	83	1,223		-		1,306
Commercial real estate	197	950		530		1,677
Overdrafts	2,228	-		-		2,228
Other	639	-		-		639
Margin loans	13,397	-		-		13,397
Subtotal	21,435	2,737		530		24,702
Foreign	8,426	581		70		9,077
Total	$29,861	$3,318	(b)	$600	(b)	$33,779
(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.
(b)	Variable rate loans due after one year totaled $3.5 billion and fixed rate loans totaled $432 million.

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding international loans of $9.1 billion at Dec. 31, 2012 and $9.0 billion at Dec. 31, 2011. The increase primarily resulted from higher overdrafts, partially offset by a decrease in loans to financial institutions.

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

46     BNY Mellon

Results of Operations (continued)

The following table details changes in our allowance for credit losses for the last five years.

Allowance for credit losses activity (dollar amounts in millions)	2012	2011	2010	2009	2008
Margin loans	$13,397	$12,760	$6,810	$4,657	$3,977
Non-margin loans	33,232	31,219	30,998	32,032	39,417
Total loans at Dec. 31,	46,629	43,979	37,808	36,689	43,394
Average loans outstanding	43,060	40,919	36,305	36,424	48,132
Allowance for credit losses:
Balance, Jan. 1,
Domestic	$439	$511	$578	$508	$446
Foreign	58	60	50	21	48
Total	497	571	628	529	494
Charge-offs:
Commercial	(2)	(6)	(5)	(90)	(21)
Commercial real estate	-	(4)	(8)	(31)	(15)
Financial institutions	(13)	(8)	(25)	(34)	(9)
Lease financing	-	-	-	-	-
Wealth management loans and mortgages	(1)	(1)	(4)	(1)	(1)
Other residential mortgages	(22)	(56)	(46)	(60)	(20)
Foreign	-	(8)	-	-	(17)
Other	-	-	-	-	-
Total charge-offs	(38)	(83)	(88)	(216)	(83)
Recoveries:
Commercial	2	3	15	-	2
Commercial real estate	-	-	1	-	-
Financial institutions	-	2	2	-	-
Lease financing	-	-	-	1	3
Wealth management loans and mortgages	-	-	-	1	1
Other residential mortgages	6	3	2	-	-
Foreign	-	-	-	-	4
Other	-	-	-	-	-
Total recoveries	8	8	20	2	10
Net charge-offs	(30)	(75)	(68)	(214)	(73)
Provision for credit losses	(80)	1	11	332	104
Transferred to discontinued operations	-	-	-	(19)	27
Acquisitions/dispositions and other	-	-	-	-	(23)
Balance, Dec. 31,
Domestic	339	439	511	578	508
Foreign	48	58	60	50	21
Total allowance, Dec. 31, (a)	$387	$497	$571	$628	$529
Allowance for loan losses	$266	$394	$498	$503	$415
Allowance for lending-related commitments	121	103	73	125	114
Net charge-offs to average loans outstanding	0.07%	0.18%	0.19%	0.59%	0.15%
Net charge-offs to total allowance for credit losses	7.75	15.09	11.91	34.08	13.80
Allowance for loan losses as a percentage of total loans	0.57	0.90	1.32	1.37	0.96
Allowance for loan losses as a percentage of non-margin loans	0.80	1.26	1.61	1.57	1.05
Total allowance for credit losses as a percentage of total loans	0.83	1.13	1.51	1.71	1.22
Total allowance for credit losses as a percentage of non-margin loans	1.16	1.59	1.84	1.96	1.34
(a)	The allowance for credit losses at Dec. 31, 2010 and 2009 excludes discontinued operations. The allowance for credit losses includes discontinued operations of $35 million at Dec. 31, 2008.

BNY Mellon     47

Results of Operations (continued)

Net charge-offs were $30 million in 2012, $75 million in 2011 and $68 million in 2010. Net charge-offs in 2012 included $16 million of other residential mortgages primarily located in California, Florida and New Jersey and $13 million of loans in the financial institutions portfolio. Net charge-offs in 2011 included $53 million of other residential mortgages primarily located in California, Florida, New York and New Jersey, a $10 million loan in the media portfolio and $6 million related to a broker-dealer holding company that filed for bankruptcy. Net charge-offs in 2010 included $44 million of other residential mortgages primarily located in California, New York and Florida, $17 million related to a mortgage company, partially offset by $10 million of net recoveries from the media portfolio.

The provision for credit losses was a credit of $80 million in 2012. The provision for credit losses was $1 million in 2011 and $11 million in 2010. The credit in 2012 primarily resulted from a reduction in the allowance for credit losses related to the residential mortgage loan portfolio. Our residential mortgage loan portfolio has experienced better performance compared with aggregate industry historical losses. In 2012, we began using our actual loan loss experience rather than industry data to estimate the allowance for credit losses. We anticipate the quarterly provision for credit losses to be approximately $0 to $15 million in 2013.

The total allowance for credit losses was $387 million at Dec. 31, 2012 and $497 million at Dec. 31, 2011. The decrease in the allowance for credit losses was primarily driven by the use of BNY Mellon’s actual loan loss experience used to estimate future losses related to the residential mortgage loan portfolio.

The ratio of the total allowance for credit losses to year-end non-margin loans was 1.16% at Dec. 31, 2012 and 1.59% at Dec. 31, 2011. The ratio of the allowance for loan losses to year-end non-margin loans was 0.80% at Dec. 31, 2012 compared with 1.26% at Dec. 31, 2011. The lower ratios at Dec. 31, 2012 compared with Dec. 31, 2011 primarily reflect the decrease in the allowance for credit losses related to the residential mortgage loan portfolio.

We had $13.4 billion of secured margin loans on our balance sheet at Dec. 31, 2012 compared with $12.8 billion at Dec. 31, 2011. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses to non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

Based on an evaluation of the allowance for credit losses, as discussed in “Critical accounting estimates” and Note 1 of Notes to Consolidated Financial Statements, we have allocated our allowance for credit losses as follows:

Allocation of allowance	2012	2011	2010 (a)	2009 (a)	2008 (a)
Other residential mortgages	23%	31%	41%	26%	17%
Commercial	27	18	16	25	34
Financial institutions	9	13	2	12	11
Lease financing	13	13	16	13	17
Foreign	12	12	11	8	4
Commercial real estate	8	7	7	7	11
Wealth management (b)	8	6	7	9	6
Total	100%	100%	100%	100%	100%
(a)	Excludes discontinued operations in 2010 and 2009. The allowance for credit losses includes discontinued operations in 2008.
(b)	Includes the allowance for wealth management mortgages.

The allocation of allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

48     BNY Mellon

Results of Operations (continued)

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets at Dec. 31 (dollars in millions)	2012	2011	2010	2009	2008
Loans:
Other residential mortgages	$158	$203	$244	$190	$97
Wealth management	30	32	59	58	2
Commercial	27	21	34	65	14
Commercial real estate	18	40	44	61	130
Foreign	9	10	7	-	-
Financial institutions	3	23	5	172	41
Total nonperforming loans	245	329	393	546	284
Other assets owned	4	12	6	4	8
Total nonperforming assets (a)	$249 (b)	$341 (b)	$399 (b)	$550	$292
Nonperforming assets ratio	0.53%	0.78%	1.06%	1.50%	0.67%
Nonperforming assets ratio, excluding margin loans	0.7%	1.1%	1.3%	1.7%	0.7%
Allowance for loan losses/nonperforming loans	108.6%	119.8%	126.7%	92.1%	146.1%
Allowance for loan losses/nonperforming assets	106.8%	115.5%	124.8%	91.5%	142.1%
Total allowance for credit losses/nonperforming loans	158.0%	151.1%	145.3%	115.0%	186.3%
Total allowance for credit losses/nonperforming assets	155.4%	145.7%	143.1%	114.2%	181.2%
(a)	Nonperforming assets at Dec. 31, 2010 and Dec. 31, 2009 exclude discontinued operations. Nonperforming assets at Dec. 31, 2008 include discontinued operations of $96 million.
(b)	Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in these loans are nonperforming loans of $174 million at Dec. 31, 2012, $101 million at Dec. 31, 2011 and $218 million at Dec. 31, 2010. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

Nonperforming assets activity (in millions)	2012	2011
Balance at beginning of year	$341	$399
Additions	75	180
Return to accrual status	(39)	(57)
Charge-offs	(27)	(78)
Paydowns/sales	(86)	(93)
Transferred to other real estate owned	(15)	(10)
Balance at end of year	$249	$341

Nonperforming assets were $249 million at Dec. 31, 2012, a decrease of $92 million compared with $341 million at Dec. 31, 2011. The decrease primarily resulted from repayments of $44 million in the other residential mortgage portfolio, $16 million in the financial institutions portfolio, $13 million in the commercial real estate portfolio, $9 million in the commercial loan portfolio and $4 million in the wealth management portfolio. Charge-offs in 2012 were $20 million in the other residential mortgage portfolio and $5 million in the financial institutions portfolio. Also in 2012, $29 million in the other residential mortgage portfolio and $10 million in the commercial real estate portfolio returned to accrual status. Additions in 2012 included $55 million in the other residential mortgage portfolio, $15 million in the commercial loan portfolio and $5 million in the wealth management portfolio.

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans >90 days still accruing interest at year-end
(in millions)	2012	2011	2010	2009	2008
Domestic:
Consumer	$6	$13	$21	$93	$27
Commercial	-	-	12	338	315
Total domestic	6	13	33	431	342
Foreign	-	-	-	-	-
Total past due loans	$6	$13	$33	$431	$342

Loans past due 90 days or more at Dec. 31, 2012 were primarily comprised of other residential mortgage loans. For additional information, see Note 6 of the Notes to Consolidated Financial Statements.

Deposits

Total deposits were $246.1 billion at Dec. 31, 2012, an increase of 12% compared with $219.1 billion at Dec. 31, 2011. The increase in deposits reflects a higher level of both foreign and domestic deposits resulting from higher client deposits in our Investment Services business.

BNY Mellon     49

Results of Operations (continued)

Noninterest-bearing deposits were $93.0 billion at Dec. 31, 2012 compared with $95.3 billion at Dec. 31, 2011. Interest-bearing deposits were $153.1 billion at Dec. 31, 2012 compared with $123.8 billion at Dec. 31, 2011.

The aggregate amount of deposits by foreign customers in domestic offices was $6.7 billion and $6.5 billion at Dec. 31, 2012 and 2011, respectively.

Deposits in foreign offices totaled $107.4 billion at Dec. 31, 2012, and $85.1 billion at Dec. 31, 2011. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2012.

Domestic time deposits > $100,000 at Dec. 31, 2012
(in millions)	Certificates of deposit	Other time deposits	Total
3 months or less	$60	$44,430	$44,490
Between 3 and 6 months	12	-	12
Between 6 and 12 months	13	-	13
Over 12 months	24	-	24
Total	$109	$44,430	$44,539

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

See “Liquidity and dividends” below for a discussion of long-term debt and liquidity metrics that we monitor.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollar amounts in millions)	2012	2011	2010
Maximum daily balance during the year	$21,818	$21,690	$16,006
Average daily balance	$10,022	$8,572	$5,356
Weighted-average rate during the year	0.00%	0.02%	0.80%
Balance at Dec. 31	$7,427	$6,267	$5,602
Weighted-average rate at Dec. 31	(0.02)%	(0.05)%	2.12%

Federal funds purchased and securities sold under repurchase agreements
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2012	Sept. 30, 2012	Dec. 31, 2011
Maximum daily balance during the quarter	$19,971	$15,712	$11,717
Average daily balance	$10,158	$10,092	$8,008
Weighted-average rate during the quarter	0.07%	(0.06)%	(0.07)%
Ending balance	$7,427	$12,450	$6,267
Weighted-average rate at period end	(0.02)%	(0.02)%	(0.05)%

Federal funds purchased and securities sold under repurchase agreements were $7.4 billion at Dec. 31, 2012 compared with $12.5 billion at Sept. 30, 2012 and $6.3 billion at Dec. 31, 2011. The decrease in federal funds purchased and securities sold under repurchase agreements in the fourth quarter of 2012 was primarily due to a decrease in overnight rate opportunities at year-end. The maximum daily balance in fourth quarter of 2012 was $20.0 billion compared with $15.7 billion in the third quarter of 2012. This increase resulted from attractive overnight borrowing opportunities during the fourth quarter. At Dec. 31, 2012, we earned revenue on securities sold under repurchase agreements related to certain securities for which we were able to charge a higher rate for lending them.

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollar amounts in millions)	2012	2011	2010
Maximum daily balance during the year	$16,476	$14,481	$13,454
Average daily balance (a)	$13,466	$11,853	$11,270
Weighted-average rate during the year	0.10%	0.09%	0.09%
Balance at Dec. 31	$16,095	$12,671	$9,962
Weighted-average rate at Dec. 31	0.10%	0.09%	0.12%
(a)	The weighted average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers which were $8,033 million in 2012, $7,319 million in 2011 and $6,439 million in 2010.

50     BNY Mellon

Results of Operations (continued)

Payables to customers and broker-dealers
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2012	Sept. 30, 2012	Dec. 31, 2011
Maximum daily balance during the quarter	$16,476	$14,639	$14,481
Average daily balance (a)	$14,275	$13,205	$13,508
Weighted-average rate during the quarter	0.09%	0.10%	0.08%
Ending balance	$16,095	$13,675	$12,671
Weighted-average rate at period end	0.10%	0.09%	0.09%
(a)	The weighted average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $8,532 million in the fourth quarter of 2012, $8,141 million in the third quarter of 2012 and $8,023 million in the fourth quarter of 2011.

Payables to customers and broker-dealers represent funds awaiting re-investment and short sale proceeds payable on demand. Payables to customers and broker-dealers were $16.1 billion at Dec. 31, 2012, $13.7 billion at Sept. 30, 2012 and $12.7 billion at Dec. 31, 2011. Payables to customers and broker-dealers are driven by customer trading activity levels and market volatility.

Information related to commercial paper is presented below.

Commercial paper (dollar amounts in millions)	2012	2011	2010
Maximum daily balance during the year	$2,547	$575	$128
Average daily balance	$819	$98	$18
Weighted-average rate during the year	0.19%	0.08%	0.05%
Balance at Dec. 31	$338	$10	$10
Weighted-average rate at Dec. 31	0.10%	0.03%	0.03%

Commercial paper	Quarter ended
(dollar amounts in millions)	Dec. 31, 2012	Sept. 30, 2012	Dec. 31, 2011
Maximum daily balance during the quarter	$2,358	$2,331	$46
Average daily balance	$805	$968	$23
Weighted-average rate during the quarter	0.12%	0.12%	0.03%
Ending balance	$338	$1,278	$10
Weighted-average rate at period end	0.10%	0.11%	0.03%

Commercial paper outstanding was $338 million at Dec. 31, 2012 compared with $1.3 billion at Sept. 30, 2012, and $10 million at Dec. 31, 2011. Average commercial paper outstanding was $819 million in 2012, $98 million in 2011 and $18 million 2010. The maximum daily balance in 2012 was $2.5 billion compared with $0.6 billion in 2011 and $0.1 billion in

2010. The increase in average commercial paper outstanding and the maximum daily borrowing in 2012 compared with 2011 and 2010 was primarily driven by attractive short-term borrowing opportunities and Parent funding requirements. Our commercial paper matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollar amounts in millions)	2012	2011	2010
Maximum daily balance during the year	$5,506	$4,561	$5,359
Average daily balance	$1,392	$1,932	$2,045
Weighted-average rate during the year	1.22%	1.10%	1.19%
Balance at Dec. 31	$1,380	$2,174	$2,858
Weighted-average rate at Dec. 31	1.89%	1.15%	1.77%

Other borrowed funds	Quarter ended
(dollar amounts in millions)	Dec. 31, 2012	Sept. 30, 2012	Dec. 31, 2011
Maximum daily balance during the quarter	$2,072	$1,345	$4,273
Average daily balance	$1,064	$887	$2,109
Weighted-average rate during the quarter	1.45%	1.31%	0.95%
Ending balance	$1,380	$1,139	$2,174
Weighted-average rate at period end	1.89%	1.66%	1.15%

Other borrowed funds primarily include borrowings under lines of credit by our Pershing subsidiaries and overdrafts of sub-custodian account balances in our Investment Services businesses. Overdrafts in these accounts typically relate to timing differences for settlements. Other borrowed funds were $1.4 billion at Dec. 31, 2012 compared with $1.1 billion at Sept. 30, 2012 and $2.2 billion at Dec. 31, 2011. Other borrowed funds averaged $1.4 billion in 2012, $1.9 billion in 2011 and $2.0 billion in 2010. The decreases compared with both the prior period end and prior year average reflect a change in the source of funding for our Pershing subsidiaries.

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, especially during periods of market stress. Liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without

BNY Mellon     51

Results of Operations (continued)

adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from inability to convert assets to cash, inability to raise cash in the markets, deposit run-off, or contingent liquidity events.

For additional information on our liquidity policy, see “Liquidity risk” in the “Risk Management” section.

Our overall approach to liquidity management is to ensure that sources of liquidity are sufficient in amount and diversity such that changes in funding requirements at the Parent and at the various bank subsidiaries can be accommodated routinely without material adverse impact on earnings, daily operations or our financial condition.

BNY Mellon seeks to maintain an adequate liquidity cushion in both normal and stressed environments and seeks to diversify funding sources by line of business, customer and market segment. Additionally, we seek to maintain liquidity ratios within approved limits and liquidity risk tolerance, maintain a liquid asset buffer that can be liquidated, financed and/or pledged as necessary, and control the levels and sources of wholesale funds.

Potential uses of liquidity include withdrawals of customer deposits and client drawdowns on unfunded credit or liquidity facilities. We actively monitor unfunded lending-related commitments, thereby reducing unanticipated funding requirements.

When monitoring liquidity, we evaluate multiple metrics to ensure ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, access to debt and money markets, debt spreads, peer ratios, liquid assets, unencumbered collateral, funding sources and balance sheet liquidity ratios. We monitor the Basel

III liquidity coverage ratio as applied to us, based on our current interpretation of Basel III. Ratios we currently monitor as part of our standard analysis include total loans as a percentage of total deposits, deposits as a percentage of total interest-earning assets, foreign deposits as a percentage of total interest-earnings assets, purchased funds as a percentage of total interest-earning assets, liquid assets as a percentage of total interest-earning assets, liquid assets as a percentage of purchased funds, and discount window collateral and central bank deposits as a percentage of total deposits. All of these ratios exceeded our minimum guidelines at Dec. 31, 2012.

We also perform liquidity stress tests to ensure the Company maintains sufficient liquidity resources under multiple stress scenarios. Stress tests are based on scenarios that measure liquidity risks under unlikely but plausible events. The Company performs these tests under various time horizons ranging from one day to one year in a base case, as well as supplemental tests to determine whether the Company’s liquidity is sufficient for severe market events and firm-specific events. Under our scenario testing program, the results of the tests indicate that the Company has sufficient liquidity.

We define available funds as liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements), cash and due from banks, and interest-bearing deposits with the Federal Reserve and other central banks. The table below presents our total available funds including liquid funds at period end and on an average basis. The higher level of available funds at Dec. 31, 2012 compared with Dec. 31, 2011 resulted from a higher level of client deposits, partially offset by the redeployment of funds on our balance sheet from interest-bearing deposits with the Federal Reserve and other central banks as we increased the level of our securities portfolio.

Available and liquid funds			Average
(in millions)	Dec. 31, 2012	Dec. 31, 2011	2012	2011	2010
Available funds:
Liquid funds:
Interest-bearing deposits with banks	$43,910	$36,321	$38,959	$55,218	$56,679
Federal funds sold and securities purchased under resale agreements	6,593	4,510	5,492	4,809	4,660
Total liquid funds	50,503	40,831	44,451	60,027	61,339
Cash and due from banks	4,727	4,175	4,311	4,586	3,840
Interest-bearing deposits with the Federal Reserve and other central banks	90,110	90,243	63,785	47,097	14,245
Total available funds	$145,340	$135,249	$112,547	$111,710	$79,424
Total available funds as a percentage of total assets	40%	42%	36%	38%	33%

52     BNY Mellon

Results of Operations (continued)

On an average basis for 2012 and 2011, non-core sources of funds such as money market rate accounts, certificates of deposit greater than $100,000, federal funds purchased, trading liabilities and other borrowings were $21.5 billion and $17.2 billion, respectively. The increase primarily reflects higher levels of money market rate accounts, federal funds purchased and commercial paper, partially offset by lower levels of trading liabilities and other borrowings. Average foreign deposits, primarily from our European-based Investment Services business, were $90.9 billion in 2012 compared with $83.8 billion in 2011. The increase primarily reflects growth in client deposits. Domestic savings and other time deposits averaged $35.5 billion in 2012 compared with $36.2 billion in 2011. Deposit volumes could be impacted by proposed money market fund reform.

Average payables to customers and broker-dealers were $8.0 billion in 2012 and $7.3 billion in 2011. Payables to customers and broker-dealers are driven by customer trading activity and market volatility. Long-term debt averaged $19.9 billion in 2012 and $18.1 billion in 2011. The increase in average long-term debt was driven by planned capital actions and anticipated maturities. Average noninterest-bearing deposits increased to $70.0 billion in 2012 from $58.0 billion in 2011 reflecting growth in client deposits. A significant reduction in our Investment Services business would reduce our access to deposits.

The Parent has four major sources of liquidity:

•	cash on hand;
•	dividends from its subsidiaries;
•	access to the commercial paper market; and
•	access to the long-term debt and equity markets.

Subsequent to Dec. 31, 2012, our bank subsidiaries could declare dividends to the Parent of approximately $2.7 billion without the need for a regulatory waiver. Including the impact of the approximately $850 million charge related to the Feb. 11, 2013 U.S. Tax Court ruling, dividend paying capacity at our bank subsidiaries would decrease to $1.9 billion. In addition, at Dec. 31, 2012, non-bank subsidiaries of the Parent had liquid assets of approximately $1.4 billion.

In 2012, BNY Mellon paid a quarterly cash dividend of $0.13 per common share. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding

30% of after-tax net income will receive particularly close scrutiny. BNY Mellon’s common stock dividend payout ratio was 26% in 2012.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation – Capital Planning-Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 20 of the Notes to Consolidated Financial Statements.

In 2012 and 2011, the Parent’s average commercial paper borrowings were $819 million and $98 million, respectively. The Parent had cash of $4.0 billion at Dec. 31, 2012, compared with $4.6 billion at Dec. 31, 2011. In addition to issuing commercial paper for funding purposes, the Parent issues commercial paper, on an overnight basis, to certain custody clients with excess demand deposit balances. Overnight commercial paper outstanding issued by the Parent was $338 million at Dec. 31, 2012 and $10 million at Dec. 31, 2011. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2012, decreased by $902 million compared with Dec. 31, 2011, primarily reflecting increased loans to subsidiaries, which replaced external funding sources, and share repurchases.

The Parent’s major uses of funds are payment of dividends, repurchases of common stock, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2012, we repurchased 49.8 million common shares in the open market at an average price of $22.38 per share for a total of $1.12 billion.

The Parent’s liquidity policy is to have sufficient cash on hand to meet its obligations over the next 18 to 24 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2012, the Parent was in compliance with its liquidity policy.

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

BNY Mellon     53

Results of Operations (continued)

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which, as of Dec. 31, 2012, were as follows:

Credit ratings at Dec. 31, 2012
	Moody’s	S&P	Fitch		DBRS
Parent:
Long-term senior debt	Aa3	A+	AA-		AA (low)
Subordinated debt	A1	A	A+		A (high)
Trust-preferred securities	A2	BBB	BBB+		A (high)
Short-term debt	P1	A-1	F1+		R-1 (middle)
Outlook – Parent:	Negative	Negative	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa1	AA-	AA-		AA
Long-term deposits	Aa1	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa1	AA-	AA-	(a)	AA
Long-term deposits	Aa1	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

Outlook – Banks:	Stable	Negative	Stable		Stable
(a)	Represents senior debt issuer default rating.

As a result of Moody’s and S&P’s government support assumptions on U.S. financial institutions, the Parent’s Moody’s and S&P ratings benefit from one notch of “lift”. Similarly, The Bank of New York Mellon’s and BNY Mellon, N.A.’s ratings benefit from two notches of “lift” from Moody’s and one notch of “lift” from S&P.

In March 2012, Moody’s downgraded BNY Mellon’s long-term senior and subordinated debt and trust-preferred securities ratings as well as the long-term debt and deposit ratings of the bank subsidiaries. The Parent’s long-term senior debt rating declined from Aa2 to Aa3. The long-term senior debt ratings of both The Bank of New York Mellon and BNY Mellon, N.A. declined from Aaa to Aa1. All short-term ratings for BNY Mellon were affirmed at Prime-1 and are unaffected by this action.

In 2013, Moody’s, S&P, Fitch and DBRS reaffirmed all of our credit ratings.

Long-term debt decreased to $18.5 billion at Dec. 31, 2012 from $19.9 billion at Dec. 31, 2011, primarily due to the maturity of $3.2 billion of senior debt and $300 million of subordinated debt, as well as the redemption of $1.1 billion of junior subordinated debentures, partially offset by the issuance of $3.25 billion of senior debt, summarized in the following table.

Debt issuances
(in millions)	2012
Senior medium-term notes:
3-month LIBOR + 23 bps senior medium term notes due 2015	$400
1.2% senior medium-term notes due 2015	750
0.7% senior medium-term notes due 2015	600
1.969% senior medium-term notes due 2017	500
1.3% senior medium-term notes due 2018	500
3.55% senior medium-term notes due 2021	500
Total debt issuances	$3,250

The Parent has $1.6 billion of long-term debt that will mature in 2013 and has the option to call $407 million of subordinated debt in 2013, which it may call and refinance if market conditions are favorable.

At Dec. 31, 2011, our trust preferred securities included $500 million of Fixed-to-Floating Rate Normal Preferred Capital Securities (“PCS”) issued by Mellon Capital IV. As contractually obligated under the terms of the PCS, a remarketing occurred in May 2012. In this remarketing, junior subordinated notes issued by BNY Mellon and held by Mellon Capital IV were sold to third party investors and then exchanged for BNY Mellon’s senior notes, which were sold in a public offering. The proceeds of the sale of the senior notes were used to fund the purchase by Mellon Capital IV of $500 million of BNY Mellon’s Series A non-cumulative perpetual preferred stock (“Series A preferred stock”), which was issued on June 20, 2012. As a result of the remarketing, the PCS are expected to pay distributions at a rate per annum equal to the greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%.

In 2012, BNY Mellon issued 23.3 million depositary shares (the “Series C Depositary Shares”), each representing a 1/4,000th interest in a share of BNY Mellon’s Series C Noncumulative Perpetual Preferred Stock (the “Series C preferred stock”). The proceeds of the offering totaled $568 million, net of issuance costs. BNY Mellon will pay dividends on the Series C preferred stock, if declared by our board of directors, at an annual rate of 5.2%.

At Dec. 31, 2012, we had $623 million of trust preferred securities outstanding that qualify as Tier 1 capital, including $300 million that are currently callable. On Nov. 26, 2012, BNY Mellon redeemed all outstanding 6.875% Trust Preferred Securities, Series E, issued by BNY Capital IV (liquidation amount $25 per security and $200 million in the aggregate) and all outstanding 5.95% Trust Preferred

54     BNY Mellon

Results of Operations (continued)

Securities, Series F, issued by BNY Capital V (liquidation amount $25 per security and $350 million in the aggregate). Any decision to take action with respect to the remaining trust preferred securities will be based on several considerations including interest rates, the availability of cash and capital, as well as the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “Dodd-Frank”).

The double leverage ratio is the ratio of investment in subsidiaries divided by our consolidated equity, which included our noncumulative perpetual preferred stock plus trust preferred securities. Our double leverage ratio was 109.9 % at Dec. 31, 2012 and 107.3% at Dec. 31, 2011. The increase in the ratio primarily reflects greater retained capital at our bank subsidiaries. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

Pershing LLC, an indirect subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. The committed line of credit of $750 million extended by 17 financial institutions matures in March 2013. Average daily borrowings against these lines was $51 million in 2012. Pershing LLC has nine separate uncommitted lines of credit amounting to $1.6 billion in aggregate. Average daily borrowing under these lines was $237 million, in aggregate, during 2012.

The committed line of credit maintained by Pershing LLC requires the Parent to maintain:

•	shareholders’ equity of $10 billion;
•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5; and
•	a double leverage ratio less than 130%.

We are currently in compliance with these covenants.

Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has uncommitted lines of credit in place for liquidity purposes, which are guaranteed by the Parent. Pershing Limited has two separate uncommitted lines of credit amounting to $250 million in aggregate. Average daily borrowing under these lines was $48 million, in aggregate, during 2012.

Statement of cash flows

Cash provided by operating activities was $1.6 billion in 2012 compared to $2.2 billion in 2011 and $4.1 billion in 2010. In 2012, cash flows from operations were principally the result of earnings, partially offset by changes in trading activities. In 2011 and 2010, the cash flows from operations were principally the result of earnings.

In 2012, cash used for investing activities was $29.4 billion compared to $80.2 billion in 2011 and $14.9 billion in 2010. In 2012, purchases of securities, and increases in interest-bearing deposits with banks, partially offset by sales, paydowns and maturities of securities, were significant uses of funds. In 2011, increases in interest-bearing deposits with the Federal Reserve and other central banks, and the purchase of securities, partially offset by a decrease in interest-bearing deposits with banks and sales, paydowns and maturities of securities, were significant uses of funds. In 2010, purchases of securities available-for-sale, an increase in interest-bearing deposits with the Federal Reserve and other central banks, and the Acquisitions, partially offset by sales, paydowns and maturities of securities, were a significant use of funds.

In 2012, cash provided by financing activities was $28.3 billion compared with $78.8 billion in 2011 and $10.8 billion in 2010. In 2012, changes in deposits and payables to customers and broker dealers were significant sources of funds. In 2011, changes in deposits and payables to customers and broker-dealers and proceeds from issuances of long-term debt were significant sources of funds. In 2010, change in deposits, federal funds purchased and securities sold under repurchase agreements and other funds borrowed were significant sources of funds.

BNY Mellon     55

Results of Operations (continued)

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors.

Contractual obligations at Dec. 31, 2012		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$42,855	$42,855	$-	$-	$-
Term deposits	110,220	110,192	25	-	3
Federal funds purchased and securities sold under repurchase agreements	7,427	7,427	-	-	-
Payables to customers and broker-dealers	16,095	16,095	-	-	-
Other borrowed funds (a)	1,718	1,718	-	-	-
Long-term debt (b)	20,804	2,142	8,784	3,582	6,296
Unfunded pension and post retirement benefits	365	39	72	87	167
Capital leases	80	44	34	2	-
Total contractual obligations	$199,564	$180,512	$8,915	$3,671	$6,466
(a)	Includes commercial paper.
(b)	Includes interest.

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2012		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications	$245,717	$245,717	$—	$—	$—
Lending-related commitments	31,265	8,952	7,710	14,496	107
Standby letters of credit	7,167	4,121	2,268	777	1
Operating leases	1,890	286	469	391	744
Purchase obligations (a)	917	461	333	83	40
Investment commitments (b)	249	10	—	4	235
Commercial letters of credit	219	219	—	—	—
Total commitments	$287,424	$259,766	$10,780	$15,751	$1,127
(a)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.
(b)	Includes private equity and Community Reinvestment Act commitments.

In addition to the amounts shown in the table above, at Dec. 31, 2012, $340 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $35 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

See “Liquidity and dividends” and Note 23 of the Notes to Consolidated Financial Statements for a further discussion of the source of funds for our commitments and obligations and known material trends in our capital resources.

Off-balance sheet arrangements

Off-balance sheet arrangements discussed in this section are limited to guarantees, retained or contingent interests, support agreements, and obligations arising out of unconsolidated variable interest entities. For BNY Mellon, these items include certain credit guarantees and securitizations. Guarantees include: lending-related guarantees issued as part of our corporate banking business, and securities lending indemnifications issued as part of our servicing and fiduciary businesses. See Note 23 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

56     BNY Mellon

Results of Operations (continued)

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	2012	2011
At period end:
BNY Mellon shareholders’ equity to total assets ratio	10.1%	10.3%
BNY Mellon common shareholders’ equity to total assets ratio	9.9%	10.3%
Tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio – Non-GAAP (a)	6.4%	6.4%
Total BNY Mellon shareholders’ equity – GAAP	$36,431	$33,417
Total BNY Mellon common shareholders’ equity – GAAP	$35,363	$33,417
Tangible BNY Mellon shareholders’ equity – Non-GAAP (a)	$14,919	$12,787
Book value per common share – GAAP	$30.39	$27.62
Tangible book value per common share – Non-GAAP (a)	$12.82	$10.57
Closing common stock price per share	$25.70	$19.91
Market capitalization	$29,902	$24,085
Common shares outstanding	1,163,490	1,209,675

Full-year:
Average common equity to average assets	10.9%	11.5%
Cash dividends per common share	$0.52	$0.48
Common dividend payout ratio	26%	24%
Common dividend yield	2.0%	2.4%
(a)	See “Supplemental information – Explanation of Non-GAAP financial measures” beginning on page 106 for a reconciliation of GAAP to non-GAAP.

Total The Bank of New York Mellon Corporation shareholders’ equity increased compared with Dec. 31, 2011. The increase primarily reflects earnings retention, the issuance of $1.1 billion of noncumulative perpetual preferred stock, net of issuance costs and the increased value of our investment securities portfolio, partially offset by share repurchases.

During 2012, we repurchased 49.8 million common shares in the open market, at an average price of $22.38 per common share for a total of $1.12 billion. Our capital plan for 2012 authorized the repurchase of up to $1.16 billion worth of common shares, or no more than $290 million per quarter, including both open market purchases and employee benefit plan repurchases, from the second quarter of 2012 through the first quarter of 2013. Accordingly, in the first quarter of 2013, we continued to repurchase common shares under the 2012 capital plan. Through Feb. 27, 2013, we repurchased 7.8 million common shares in the open market at an average price of $27.21 per common share for a total of $211 million.

The unrealized net of tax gain on our available-for-sale investment securities portfolio recorded in accumulated other comprehensive income was $1.3 billion at Dec. 31, 2012 compared with $417 million at Dec. 31, 2011. The increase in the valuation of the investment securities portfolio was driven by a decline in interest rates and improved credit spreads.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized”.

As of Dec. 31, 2012 and 2011, BNY Mellon and our bank subsidiaries were considered “well capitalized” on the basis of the Basel I Total and Tier 1 capital to risk-weighted assets ratios and the leverage ratio (Basel I Tier 1 capital to quarterly average assets as defined for regulatory purposes).

BNY Mellon     57

Results of Operations (continued)

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios			Dec. 31,
	Well capitalized	Adequately capitalized	2012	2011
Consolidated capital ratios:
Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a)(b)	N/A	N/A	9.8%	N/A

Determined under Basel I-based guidelines (c):
Tier 1 common equity to risk-weighted assets ratio – Non-GAAP (b)	N/A	N/A	13.5%	13.4%
Tier 1 capital	6%	N/A	15.0%	15.0%
Total capital	10%	N/A	16.3%	17.0%
Leverage – guideline	5%	N/A	5.3%	5.2%

The Bank of New York Mellon capital ratios (c):
Tier 1 capital	6%	4%	14.0%	14.3%
Total capital	10%	8%	14.6%	17.7%
Leverage	5%	3%	5.4%	5.3%
(a)	The estimated Basel III Tier 1 common equity ratio at Dec. 31, 2012 was based on the NPRs and final market risk rule. The estimated Basel III Tier1 common equity ratio of 7.1% at Dec. 31, 2011 was based on prior Basel III guidance and the proposed market risk rule.
(b)	See “Supplemental Information – Explanation of Non-GAAP financial measures” beginning on page 106 for a calculation of this ratio.
(c)	When in this Annual Report we refer to BNY Mellon’s or our bank subsidiary’s “Basel I” capital measures (e.g., Basel I Total capital or Basel I Tier 1 capital), we mean Total or Tier 1 capital, as applicable, as calculated under the Federal Reserve’s risk-based capital guidelines that are based on the 1988 Basel Accord, which is often referred to as “Basel I”.

N/A – Not applicable at the consolidated company level. Well capitalized and adequately capitalized have not been defined for Basel III.

Our estimated Basel III Tier 1 common equity ratio was 9.8% at Dec. 31, 2012 based on the NPRs and final market risk rule. The increase in the ratio from 7.1% at Dec. 31, 2011, which was calculated under prior Basel III guidance and the proposed market risk rule, was primarily due to a reduction in risk-weighted assets related to the treatment of sub-investment grade securities under the NPRs, earnings retention and an increase in the value of the investment portfolio, partially offset by balance sheet growth in 2012. We expect the charge related to the Feb. 11, 2013 U.S. Tax Court ruling will decrease the Basel III Tier 1 common equity ratio by approximately 55 basis points.

At Dec. 31, 2012, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the “well capitalized” guidelines are as follows.

Capital above guidelines at Dec. 31, 2012 (in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$10,023	$7,745
Total capital	7,023	4,461
Leverage	930	932

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy guidelines more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation-Regulated Entities of BNY Mellon” and “Risk Factors-Operational and Business Risk-Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy guidelines more generally, could result in limitations on our activities and adversely affect our financial condition.”

The Basel I Tier 1 capital ratio varies depending on the size of the balance sheet at quarter-end and the level and types of investments. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher. In addition, when markets experience significant volatility or stress, our balance sheet size may increase considerably as client deposit levels increase.

58     BNY Mellon

Results of Operations (continued)

In 2012, we generated $2.7 billion of gross Basel I Tier 1 common equity, primarily driven by earnings retention.

Basel I Tier 1 common equity generation
(in millions)	2012	2011
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,427	$2,516
Add: Amortization of intangible assets, net of tax	247	269
Gross Basel I Tier 1 common equity generated	2,674	2,785
Less capital deployed:
Dividends	623	593
Common stock repurchases	1,115	835
Goodwill and intangible assets related to acquisitions/dispositions	93	(213)
Total capital deployed	1,831	1,215
Add: Other	431	241
Net Basel I Tier 1 common equity generated	$1,274	$1,811

Our Basel I Tier 1 capital ratio was 15.0% at both Dec. 31, 2012 and Dec. 31, 2011. The Basel I Tier 1 capital ratio was unchanged as earnings retention and the issuance of $1.1 billion of noncumulative perpetual preferred stock, net of issuance costs were offset by share repurchases, the repayment of trust preferred securities and higher risk-weighted assets.

At Dec. 31, 2012, our Basel I risk-weighted assets were $111 billion compared with $102 billion at Dec. 31, 2011. The increase in risk-weighted assets was primarily driven by higher investment securities, loans and interest-bearing deposits with banks.

Our Basel I Tier 1 leverage ratio was 5.3% at Dec. 31, 2012 compared with 5.2% at Dec. 31, 2011. The leverage ratio of The Bank of New York Mellon was 5.4% at Dec. 31, 2012 compared with 5.3% at Dec. 31, 2011. The improvement in the leverage ratio of BNY Mellon reflects the factors mentioned above. The improvement in the leverage ratio of The Bank of New York Mellon resulted from earnings retention.

The following table shows the impact of a $1 billion increase or decrease in risk-weighted assets/quarterly average assets or a $100 million increase or decrease in common equity on the consolidated capital ratios at Dec. 31, 2012.

Potential impact to capital ratios as of Dec. 31, 2012
	Increase or decrease of
(basis points)	$100 million in common equity	$1 billion in risk- weighted assets/ quarterly average assets (a)
Basel I:
Tier 1 capital	9 bps	14	bps
Total capital	9	15
Leverage	3	2

Basel III:
Estimated Tier 1 common equity ratio	7 bps	7	bps
(a)	Quarterly average assets determined under Basel I regulatory guidelines.

Our tangible BNY Mellon shareholders’ equity to tangible assets of operations ratio was 6.4% at both Dec. 31, 2012 and Dec. 31, 2011. The impact of earnings retention in 2012 was offset by the larger balance sheet.

At Dec. 31, 2011, our trust preferred securities included $500 million of PCS issued by Mellon Capital IV. As contractually obligated under the terms of the PCS, we remarketed these securities in 2012. See “Liquidity and Dividends” for additional information on the remarketing and issuance of Series A as well as the issuance of our Series C preferred stock. The Series A and Series C preferred stock qualify as Tier 1 capital under the recently released NPRs.

At Dec. 31, 2012, we had $623 million of trust preferred securities outstanding that qualify as Tier 1 capital, including $300 million that are currently callable. Any decision to take action with respect to the remaining trust preferred securities will be based on several considerations including interest rates, the availability of cash and capital, as well as the implementation of the Dodd-Frank Act.

BNY Mellon     59

Results of Operations (continued)

The following tables present the components of our Basel I Tier 1 and Total risk-based capital as well as the Basel I risk-weighted assets at Dec. 31, 2012 and 2011.

Components of Basel I Tier 1 and total risk-based capital (a)	Dec. 31,
(in millions)	2012	2011
Tier 1 capital:
Common shareholders’ equity	$35,363	$33,417
Preferred stock	1,068	-
Trust preferred securities	623	1,659
Adjustments for:
Goodwill and other intangibles (b)	(20,445)	(20,630)
Pensions/cash flow hedges	1,454	1,426
Securities valuation allowance	(1,350)	(450)
Merchant banking investments	(19)	(33)
Total Tier 1 capital	16,694	15,389
Tier 2 capital:
Qualifying unrealized gains on equity securities	2	2
Qualifying subordinated debt	1,058	1,545
Qualifying allowance for credit losses	386	497
Total Tier 2 capital	1,446	2,044
Total risk-based capital	$18,140	$17,433
(a)	On a regulatory basis as determined under Basel I guidelines.
(b)	Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,310 million at Dec. 31, 2012 and $1,459 million at Dec. 31, 2011 and deferred tax liabilities associated with tax deductible goodwill of $1,130 million at Dec. 31, 2012 and $967 million at Dec. 31, 2011.

Components of Basel I risk-weighted assets (a)	Dec. 31,
	2012		2011
(in millions)	Balance sheet/ notional amount	Risk- weighted assets	Balance sheet/ notional amount	Risk- weighted assets
Assets:
Cash, due from banks and interest-bearing deposits in banks	$138,747	$9,756	$130,739	$8,144
Securities	100,824	23,227	81,988	18,084
Trading assets	9,378	-	7,861	-
Fed funds sold and securities purchased under resale agreements	6,593	275	4,510	152
Loans	46,629	27,664	43,979	26,028
Allowance for loan losses	(266)	-	(394)	-
Other assets	57,085	24,342	56,583	24,294
Total assets	$358,990	$85,264	$325,266	$76,702
Off-balance sheet exposure:
Commitments to extend credit	$31,286	$11,713	$28,763	$10,733
Securities lending	247,692	106	270,346	176
Standby letters of credit and other guarantees	8,398	7,640	8,372	7,715
Derivative instruments	1,203,392	3,852	1,395,522	4,473
Total off-balance sheet exposure	$1,490,768	$23,311	$1,703,003	$23,097
Market risk equivalent assets		2,605		2,456
Total risk-weighted assets		$111,180		$102,255
Average assets for leverage capital purposes		$315,273		$296,484
(a)	On a regulatory basis as determined under Basel I guidelines.

60     BNY Mellon

Results of Operations (continued)

Stock repurchase program

Share repurchases in the fourth quarter of 2012					Maximum approximate dollar value of shares that may yet be purchased under the Board authorized plans or programs at Dec. 31, 2012
(dollars in millions, except per share information; common shares in thousands)	Total shares repurchased		Average price per share	Total shares repurchased as part of a publicly announced plan
October 2012	3,761		$24.70	3,750	$493
November 2012	3,245		24.23	3,200	416
December 2012	12		24.89	-	416
Fourth quarter 2012	7,018	(a)	$24.48	6,950	$416	(b)
(a)	Includes 68,000 shares that were repurchased at a purchase price of $2 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock.
(b)	Our capital plan for 2012 authorized share repurchases of no more than $290 million per quarter.

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. On March 22, 2011, the Board of Directors of BNY Mellon authorized the repurchase of up to an additional 13 million shares of common stock. On Feb. 14, 2012, in order to continue with share repurchases under our 2011 capital plan, the Board of Directors authorized the repurchase of an additional 12 million shares of common stock, of which 6.8 million shares of common stock remain available for repurchase under the Feb. 2012 board authorization. While there are no expiration dates on the prior share repurchase authorizations, BNY Mellon does not intend to use the prior authorizations for any future share repurchases. On March 13, 2012, in connection with the Federal Reserve’s non-objection to our 2012 capital plan, the Board of Directors authorized a new stock purchase program providing for the repurchase of an aggregate of $1.16 billion of common stock. The new share repurchase program may be executed through open market purchases or privately negotiated transactions at such prices, times and upon such other terms as may be determined from time to time. There is no expiration date on the share repurchase authorizations. In 2012, we repurchased 49.8 million common shares in the open market, at an average price of $22.38 per share for a total of $1.12 billion.

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers and facilitating customer trades. Positions managed for our own account are immaterial to our foreign exchange and other trading revenue and to our overall results of operations. The risk from market-making activities for customers is managed by our traders and limited in total exposure through a system of position limits, a value-at-risk (“VaR”) methodology based on a Monte

Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. See Note 24 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.

The following tables indicate the calculated VaR amounts for the trading portfolio for the years ended Dec. 31, 2012 and 2011.

VaR (a)	2012
(in millions)	Average	Minimum	Maximum	Dec. 31
Interest rate	$10.6	$5.0	$16.5	$10.7
Foreign exchange	1.7	0.2	4.8	0.7
Equity	1.9	0.9	3.4	1.8
Diversification	(3.3)	N/M	N/M	(2.7)
Overall portfolio	$10.9	$5.0	$17.0	$10.5

VaR (a)	2011
(in millions)	Average	Minimum	Maximum	Dec. 31
Interest rate	$7.9	$3.0	$15.7	$12.1
Foreign exchange	2.8	0.4	5.9	1.9
Equity	3.2	1.8	6.1	3.1
Credit	0.1	-	0.3	-
Diversification	(4.8)	N/M	N/M	(5.8)
Overall portfolio	$9.2	$4.1	$18.2	$11.3
(a)	VaR figures do not reflect the impact of CVA guidance in ASC 820. This is consistent with the regulatory treatment. VaR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.
N/M	– Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

The interest rate component of VaR represents instruments whose values predominantly vary with the level or volatility of interest rates. These instruments include, but are not limited to: debt securities, mortgage-backed securities, swaps, swaptions, forward rate agreements, exchange traded futures and options, and other interest rate derivative products.

BNY Mellon     61

Results of Operations (continued)

The foreign exchange component of VaR represents instruments whose values predominantly vary with the level or volatility of currency exchange rates or interest rates. These instruments include, but are not limited to: currency balances, spot and forward transactions, currency options, and exchange traded futures and options, and other currency derivative products.

The equity component of VaR is comprised of instruments that represent an ownership interest in the form of domestic and foreign common stock or other equity-linked instruments. These instruments include, but are not limited to: common stock, exchange traded funds, American Depositary Receipts, listed equity options (puts and calls), OTC equity options, equity total return swaps, equity index futures and other equity derivative products.

The diversification component of VaR is the risk reduction benefit that occurs when combining portfolios and offsetting positions, and from the correlated behavior of risk factor movements.

During 2012, interest rate risk generated 74% of average VaR, equity risk generated 14% of average VaR and foreign exchange risk accounted for 12% of average VaR. During 2012, our daily trading loss did not exceed our calculated VaR amount of the overall portfolio on any given day.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenues (losses) (a)
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
Revenue range:	Number of days
Less than $(2.5)	-	-	-	-	1
$(2.5) - $0	1	1	4	2	-
$0 - $2.5	19	25	25	35	41
$2.5 - $5.0	33	32	29	23	20
More than $5.0	8	4	6	3	-
(a)	Distribution of trading revenues (losses) does not reflect the impact of the CVA and corresponding hedge.

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

At Dec. 31, 2012, our over-the-counter (“OTC”) derivative assets of $5.1 billion included a CVA deduction of $103 million, including $7 million related to the credit quality of certain CDO counterparties and Lehman Brothers Holdings, Inc. (“Lehman”). Our OTC derivative liabilities of $7.0 billion included a debit valuation adjustment (“DVA”) of $29 million related to our own credit spread. Net of hedges, the CVA decreased $80 million and the DVA decreased $16 million in 2012. The net impact of these adjustments increased foreign exchange and other trading revenue by $64 million in 2012.

At Dec. 31, 2011, our OTC derivative assets of $7.0 billion included a CVA deduction of $182 million, including $8 million related to the credit quality of certain CDO counterparties and Lehman. Our OTC derivative liabilities of $7.4 billion included a DVA of $46 million related to our own credit spread. Net of hedges, the CVA increased $11 million and the DVA was unchanged in 2011. The net impact of these adjustments decreased foreign exchange and other trading revenue by $11 million in 2011. In 2011, we charged-off a $15 million realized loss against the CVA reserves.

62     BNY Mellon

Results of Operations (continued)

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure. This information indicates the degree of risk to which we are exposed and significant changes in ratings classifications for which our foreign exchange and other trading activity could result in increased risk for us.

Foreign exchange and other trading counterparty risk rating profile (a)
	Quarter ended
	Dec. 31, 2011	March 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
Rating:
AAA to AA-	47%	45%	40%	43%	38%
A+ to A-	27	29	31	27	35
BBB+ to BBB-	22	22	22	23	22
Noninvestment grade (BB+ and lower)	4	4	7	7	5
Total	100%	100%	100%	100%	100%
(a)	Represents credit rating agency equivalent of internal credit ratings.

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

The following table shows net interest revenue sensitivity for BNY Mellon:

Estimated changes in net interest revenue at Dec. 31, 2012 (dollar amounts in millions)
up 200 bps parallel rate shift vs. baseline (a)	$607
up 100 bps parallel rate shift vs. baseline (a)	435
Long-term up 50 bps, short-term unchanged (b)	128
Long-term down 50 bps, short-term unchanged (b)	(93)
(a)	In the parallel rate shift, both short-term and long-term rates move equally.
(b)	Long-term is equal to or greater than one year.

The 100 basis point ramp scenario assumes short-term rates increase 25 basis points in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter increase.

Our net interest revenue sensitivity table above incorporates assumptions about the impact of changes in interest rates on depositor behavior based on historical experience. Given the exceptionally low interest rate environment, a rise in interest rates could lead to higher depositor withdrawals than historically experienced.

BNY Mellon     63

Results of Operations (continued)

Growth or contraction of deposits could also be affected by the following factors:

•	Global economic uncertainty, particularly in Europe;
•	Our ratings relative to other financial institutions’ ratings; and
•	Money market mutual fund reform.

Any of these events could change our assumptions about depositor behavior and have a significant impact on our balance sheet and net interest revenue.

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

Estimated changes in EVE at Dec. 31, 2012
Rate change:
up 200 bps vs. baseline	(0.2)%
up 100 bps vs. baseline	0.3%

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

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2012, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in the TCE ratio at Dec. 31, 2012 (in basis points)
up 200 bps vs. baseline	(121)
up 100 bps vs. baseline	(57)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2012, net investments in foreign operations totaled approximately $10 billion and were spread across 13 foreign currencies.

64     BNY Mellon

Risk management

Risk management overview

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

The Audit Committee is also comprised entirely of independent directors, all of whom are financially literate within the meaning of the NYSE listing standards, and one of whom has been determined to be an audit committee financial expert as set out in the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with accounting or related financial management expertise within the meaning of the NYSE listing standards. All members of the Audit Committee have been determined to have banking and financial management expertise within the meaning of the FDIC rules. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our registered public accountant and internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

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

Risk appetite statement

BNY Mellon defines risk appetite as the level of risk it is normally willing to accept while pursuing the interests of our major stakeholders, including our clients, shareholders, employees and regulators. The Company has adopted the following as its risk appetite statement: “Risk taking is a fundamental characteristic of providing financial services and arises in every transaction we undertake. Our risk appetite is driven by the fact that our Company is the global leader in providing services that enable the management and servicing of financial assets in more than 100 markets worldwide and has been designated by international regulators as one of the 29 Global Systemically Important Financial Institutions (“G-SIFIs”). This designation recognizes our fundamental importance to the health and operation of the global capital markets and carries with it a responsibility to maintain the highest standards of excellence. As a result, we are committed to maintaining a strong balance sheet throughout market cycles and to delivering operational excellence to meet the expectations of our major stakeholders, including our clients, shareholders, employees and regulators. The balance sheet will be characterized by strong liquidity, superior asset quality, ready access to external funding sources at competitive rates and a strong capital structure that supports our risk taking activities and is adequate to absorb potential losses. These characteristics support our goal of having superior debt ratings among our peers. To that end, the Company’s Risk Management Framework has been designed to:

•	ensure that appropriate risk tolerances (“limits”) are in place to govern our risk taking activities across all businesses and risk types;
•	ensure that our risk appetite principles permeate the Company’s culture and are incorporated into our strategic decision-making processes;
•	ensure rigorous monitoring and reporting of key risk metrics to senior management and the Board of Directors; and
•	ensure that there is an on-going, and forward-looking, capital planning process to support our risk taking activities.”

BNY Mellon     65

Risk management (continued)

Primary risk types

The understanding, identification and management of risk are essential elements for the successful management of BNY Mellon. Our primary risk categories are:

Type of risk	Description
Operational/ business	The risk of loss resulting from inadequate or failed internal processes, human factors and systems, breaches of technology and information systems, or from external events. Also includes fiduciary risk, reputational risk, and litigation risk.
Market	The risk of loss due to adverse changes in the financial markets. Our market risks are primarily interest rate, foreign exchange, and equity risk. Market risk particularly impacts our exposures that are marked-to-market such as the securities portfolio, trading book, and equity investments.
Credit	The possible loss we would suffer if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk is resident in the majority of our assets, but primarily concentrated in the loan and securities books, as well as off-balance-sheet exposures such as lending commitments, letters of credit, and securities lending indemnifications.
Liquidity	The risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from inability to convert assets to cash, inability to raise cash in the markets, deposit run-off, or contingent liquidity events. Thus, liquidity risk can be inherent in the majority of our balance sheet exposures.

The following table presents the primary type of risk typically embedded in on- and off-balance-sheet instruments.

Risks of our on- and off-balance-sheet instruments
Assets:
Interest-bearing deposits with banks	credit
Federal funds sold and securities purchased under resale agreements	market, credit
Securities	market, credit
Trading assets	market, credit
Loans	credit
Goodwill	operational/business, market
Intangible assets	operational/business, market

Liabilities:
Deposits	liquidity
Federal funds purchased and securities sold under repurchase agreements	liquidity
Trading liabilities	market, liquidity
Payables to customers and broker-dealers	liquidity
Commercial paper	liquidity

Off-balance-sheet instruments:
Lending commitments	credit, liquidity
Standby letter of credit	credit, liquidity
Commercial letters of credit	credit, liquidity
Securities lending indemnifications	market, credit

Operational/business risk

Overview

In providing a comprehensive array of products and services, we may be exposed to operational/business risk. Operational/business risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside BNY Mellon or business interruption due to system failures or other events. Operational/business risk may also include breaches of our technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational/business risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, we could suffer a financial loss as well as damage to our reputation.

To address these risks, we maintain comprehensive policies and procedures and an internal control

66     BNY Mellon

Risk management (continued)

framework designed to provide a sound operational environment. These controls have been designed to manage operational/business risk at appropriate levels given our financial strength, the business environment and markets in which we operate, the nature of our businesses, and considering factors such as competition and regulation. Our internal auditors and internal control group monitor and test the overall effectiveness of our internal controls and financial reporting systems on an ongoing basis.

We have also established procedures that are designed to ensure compliance with generally accepted conduct, ethics and business practices which are defined in our corporate policies. These include training programs such as for our “Code of Conduct,” and “Know Your Customer” programs, and compliance training programs such as those regarding information protection, suspicious activity reporting, and operational risk.

Operational/business risk management

We have established operational/business risk management as an independent risk discipline. The Operational Risk Management (“ORM”) Group and Information Risk Management (“IRM”) Group reports to the Chief Risk Officer. The organizational framework for operational/business risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

•

Board Oversight and Governance – The Risk Committee of the Board approves and oversees our operational/business risk management strategy in addition to credit and market risk. The Risk Committee meets regularly to review and approve operational/business risk management initiatives, discuss key risk issues, and review the effectiveness of the risk management systems.

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

Regarding the Treasury function, oversight is provided by the Treasury Risk Committee, bi-weekly Portfolio Management Group risk meetings, Business Risk meetings, and numerous portfolio reviews.

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

The Derivatives Documentation Committee reviews and approves variations in the Company’s documentation standards as it relates to derivative transactions. In addition, this committee reviews all outstanding confirmations to identify potential exposure to the Company. Finally, the Risk Quantification and Modeling Committee validates and reviews back-testing results.

BNY Mellon     67

Risk management (continued)

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

Credit risk management at the portfolio level is supported by Enterprise Risk Architecture (“ERA”), within the Risk Management and Compliance Sector. The ERA is responsible for calculating two fundamental credit measures. First, we project a statistically probable credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Credit loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” For corporate banking, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/Counterparties are assigned ratings by CPMs and the CCO on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss-given-default ratings (on a 12-grade scale) that reflect the transactions’ structures including the effects of guarantees, collateral, and relative seniority of position.

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

Liquidity risk

Our overall approach to liquidity management is to ensure that sources of liquidity are sufficient in amount and diversity such that changes in funding requirements at the Parent and at the various bank subsidiaries can be accommodated routinely without material adverse impact on earnings, daily operations or our financial condition.

The Board of Directors is ultimately responsible for the liquidity risk of the Company and approves the liquidity risk tolerances. The Asset Liability Committee (“ALCO”) is the senior management committee responsible for the oversight of liquidity management. ALCO is responsible to ensure that Board approved strategies, policies, and procedures for managing liquidity are appropriately executed. Senior management is also responsible for regularly reporting the liquidity position of the Company to the Board of Directors. The Treasury Risk Committee is responsible for reviewing liquidity stress tests and various liquidity metrics including contractual cash flow gaps for liquidity, foreign exchange, liquidity stress metrics and ratios, Liquidity Coverage Ratio, Net Stable Funding Ratio and client deposit

68     BNY Mellon

Risk management (continued)

concentration. The Treasury Risk Committee approves and validates stress test methodologies and assumptions.

BNY Mellon seeks to maintain an adequate liquidity cushion in both normal and stressed environments and seeks to diversify funding sources by line of business, customer and market segment. Additionally, we seek to maintain liquidity ratios within approved limits and liquidity risk tolerance, maintain a liquid asset buffer that can be liquidated, financed and/or pledged as necessary, and control the levels and sources of wholesale funds.

Potential uses of liquidity include withdrawals of customer deposits and client drawdowns on unfunded credit or liquidity facilities. We actively monitor unfunded lending-related commitments, thereby reducing unanticipated funding requirements.

When monitoring liquidity, we evaluate multiple metrics to ensure ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, access to debt and money markets, debt spreads, peer ratios, liquid assets, unencumbered collateral, funding sources and balance sheet liquidity ratios. We monitor the Basel III liquidity coverage ratio as applied to us, based on our current interpretation of Basel III. Ratios we currently monitor as part of our standard analysis include total loans as a percentage of total deposits, deposits as a percentage of total interest-earning assets, foreign deposits as a percentage of total interest-earnings assets, purchased funds as a percentage of total interest-earning assets, liquid assets as a percentage of total interest-earning assets, liquid assets as a percentage of purchased funds, and discount window collateral and central bank deposits as a percentage of total deposits. All of these ratios exceeded our minimum guidelines at Dec. 31, 2012.

We also perform liquidity stress tests to ensure the Company maintains sufficient liquidity resources under multiple stress scenarios. Stress tests are based on scenarios that measure liquidity risks under unlikely but plausible events. The Company performs these tests under various time horizons ranging from one day to one year in a base case, as well as supplemental tests to determine whether the Company’s liquidity is sufficient for severe market events and firm-specific events. Under our scenario testing program, the results of the tests indicate that the Company has sufficient liquidity.

Stress Testing

It is the policy of the company to perform Enterprise-wide Stress Testing at regular intervals as part of its Internal Capital Adequacy Assessment Process (“ICAAP”). Additionally, the Company performs an analysis of capital adequacy in a stressed environment in its Enterprise-wide Stress Test Framework, as required by the enhanced prudential standards issued pursuant to the Dodd-Frank Act.

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

Economic capital required

BNY Mellon has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a target debt rating. We quantify economic capital requirements for the risks inherent in our business activities using statistical modeling techniques and then aggregate them at the consolidated level. A capital reduction, or diversification benefit, is applied to reflect the unlikely event of experiencing an extremely large loss in each type of risk at the same time. Economic capital requirements are directly related to our risk profile. As such, it has become a part of our internal capital adequacy assessment process and, along with regulatory capital, is a key component to ensuring that the actual level of capital is commensurate with our risk profile, and is sufficient to provide the financial flexibility to undertake future strategic business initiatives.

The framework and methodologies to quantify each of our risk types have been developed by the ERA and are designed to be consistent with our risk management principles. The framework has been approved by senior management and has been reviewed by the Risk Committee of the Board of Directors. Due to the evolving nature of quantification

BNY Mellon     69

Risk management (continued)

techniques, we expect to continue to refine the methodologies used to estimate our economic capital requirements.

The following table presents our economic capital required at Dec. 31, 2012, on a consolidated basis.

Economic capital required at Dec. 31, 2012
(in millions)
Credit	$3,760
Market	1,655
Operational	3,025
Other	52
Economic capital required – consolidated	$8,492
Basel I Tier 1 common equity	$15,003
Capital cushion	$6,511

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

70     BNY Mellon

Risk Factors

Making or continuing an investment in securities issued by us, including our common stock, involves certain risks that you should carefully consider. The following discussion sets forth the most significant risk factors that could affect our business, financial condition or results of operations. However, other factors, besides those discussed below, or in other of our reports filed with or furnished to the SEC, also could adversely affect our business, financial condition or results of operations. We cannot assure you that the risk factors described below or elsewhere in our reports address all potential risks that we may face. These risk factors also serve to describe factors which may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this Annual Report. See “Forward-looking Statements.”

Operational and Business Risk

We are subject to extensive government regulation and supervision, including regulation and supervision in non-U.S. jurisdictions, which may limit our ability to pay dividends or make other capital distributions and violations of which could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime as well as oversight by governmental agencies. In light of the current conditions in the global financial markets and economy, the Obama Administration, Congress and regulators have increased their focus on the regulation of the financial services industry. New or modified regulations and related regulatory guidance, including under Basel III (and the related NPRs) and the Dodd-Frank Act, may have unforeseen or unintended adverse effects on the financial services industry. We are also required to submit to the Federal Reserve an annual capital plan outlining our planned capital actions for the following year. Our ability to take capital actions, including our ability to make acquisitions, declare dividends or repurchase our common stock, is subject to Federal Reserve approval, which is dependent on our successful demonstration that such actions would not adversely affect our regulatory capital position in the event of a stressed market environment. For example, any increase in quarterly dividends not contemplated in the annual capital plan will also require Federal Reserve approval. The Federal Reserve’s current guidance provides that, for large bank holding companies (“BHCs”) like us, common stock dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny. In addition, the implementation of certain regulations with regard to regulatory capital could disproportionately affect our regulatory capital position relative to that of our competitors, including those who may not be subject to the same regulatory requirements, which could put further pressure on the price of our common stock. Finally, in October 2012, U.S. regulatory agencies finalized regulations implementing stress testing requirements required under the Dodd-Frank Act, requiring us to undergo regulatory stress tests conducted by the Federal Reserve annually, and to conduct our own internal stress tests pursuant to regulatory requirements twice annually.

Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. Although we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage our reputation, increase our legal and compliance costs, and ultimately adversely impact our results of operations. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. See “Supervision and Regulation” in this Annual Report.

Recent legislative and regulatory actions may have an adverse effect on our operations.

In July 2010, President Obama signed into law the Dodd-Frank Act. This law broadly affects the financial services industry, particularly those entities considered to be “systemically important”, such as BHCs with assets of over $50 billion, including BNY Mellon, by establishing a framework for systemic risk oversight, creating a liquidation authority, mandating higher capital and liquidity requirements, requiring banks to pay increased fees to regulatory agencies and numerous other provisions aimed at strengthening the sound operation of the financial services sector. Further, in November 2012, the Basel Committee and the Financial Stability Board indicated that we were provisionally assigned to the 1.5% global systemically important banks (“G-SIBs”) capital surcharge bucket, which remains subject to interpretation and implementation by

BNY Mellon     71

Risk Factors (continued)

U.S. regulatory authorities. Additionally, in its proposed rules regarding systemically important financial institutions, the Federal Reserve indicated that it intends to propose, in a separate rulemaking, a Tier 1 common equity surcharge for G-SIBs based on the Basel Committee’s proposal.

Among numerous other provisions of recent legislative and regulatory changes that could have an effect on BNY Mellon are:

•	the Basel Committee’s heightened capital and liquidity requirements, including the related U.S. notices of proposed rulemaking;
•

the potential requirement to register as a “municipal advisor”. Depending upon the SEC’s final interpretation of the statutory requirement, BNY Mellon and a large number of employees located throughout the country may be required to register as a municipal adviser, which would impose increased costs and burdens on, and changes to, our business and may necessitate a re-evaluation of the affected services;

•

requirements designed to provide for the orderly resolution of certain large financial institutions, including requirements to submit resolution plans, which if found to be deficient could subject BNY Mellon to more stringent capital, leverage or liquidity requirements, restrictions on growth, activities or operations, or divestiture of assets or operations;

•

current proposals designed to enhance money market fund regulation, including requiring capital support or reserves, limitations on redemptions, and requiring money market funds to price their shares at net asset value;

•	the Task Force on Tri-Party Repo Infrastructure Reform’s review of the risks in the tri-party repo market, and associated recommendations;
•	the required registration of swap dealers and associated compliance duties, reporting and record-keeping with respect to swaps and clearing and execution obligations, among other duties; and
•	various features of the “Volcker Rule” element of the Dodd-Frank Act, including:
–	establishment of a costly heightened compliance regime;
–	the need to liquidate investments in certain funds at an accelerated pace at unfavorable pricing; and
–	preclusion from launching new funds to meet customer demand, and the competitive disadvantage vis-à-vis other managers not subject to the Volcker Rule.

U.S. regulatory agencies – banking, securities and commodities – are steadily publishing notices of proposed regulations required by the Dodd-Frank Act, and new bodies created by Dodd-Frank (including the FSOC and the CFPB) are commencing operations. The related findings of various regulatory and commission studies, the interpretations issued as part of the rulemaking process and the final regulations that are issued with respect to various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices and plans, including those relating to cross-selling our products and services. These changes could also expose us to additional regulatory costs and require us to invest significant management attention and resources to make any necessary changes, all of which could impact our profitability. See “Supervision and Regulation” in this Annual Report for additional information regarding the potential impact of the Dodd-Frank Act on our business.

Adverse publicity, regulatory actions or litigation with respect to us, other well-known companies and the financial services industry generally could materially adversely affect our results of operations or harm our businesses or reputation.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. The 2008 financial crisis and current political and public sentiment regarding financial institutions have resulted in a significant amount of adverse media coverage of financial institutions. Harm to our reputation can result from numerous sources, including adverse publicity arising from events in the financial markets, our perceived failure to comply with legal and regulatory requirements, the purported actions of our employees or alleged financial reporting irregularities involving ourselves or other large and well-known companies. Additionally, a failure to deliver appropriate standards of service and quality or a failure to appropriately describe our products and services can result in customer dissatisfaction, lost revenue, higher operating costs and litigation. Actions by the financial services industry generally or by other members of or individuals in the financial services industry can also negatively impact our reputation. For example, public perception that some consumers may have been treated unfairly by financial institutions has damaged the reputation of the financial services industry as a whole. Should any of these or other events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that

72     BNY Mellon

Risk Factors (continued)

we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

We are also the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the United States and abroad, as well as the Department of Justice and state attorneys general. See “Legal proceedings” in Note 23 of the Notes to the Consolidated Financial Statements in this Annual Report for a discussion of material legal and regulatory proceedings in which we are involved. Responding to such inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of our senior management from our business. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last several years.

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, nonetheless there may be a possible exposure to loss in excess of any amounts accrued. Any or all of these risks could result in increased regulatory supervision and affect our ability to attract and retain customers or maintain access to the capital markets. Adverse publicity, governmental scrutiny and legal proceedings can also adversely impact the morale and performance of our employees.

Continued litigation and regulatory investigations and proceedings involving our foreign exchange standing instruction program and resulting adverse publicity could affect our reputation and negatively impact our foreign exchange business.

Beginning in 2009, our foreign exchange standing instruction program became the subject of litigation and regulatory investigations and proceedings. See “Legal proceedings” in Note 23 of the Notes to the

Consolidated Financial Statements in this Annual Report. These litigation and regulatory investigations and proceedings have generated substantial scrutiny of, and adverse publicity concerning, our foreign exchange standing instruction program. Continued litigation involving our foreign exchange standing instruction program, and the resulting scrutiny and adverse publicity, could affect our reputation and discourage clients from doing business with us. For example, these proceedings have resulted in the loss of Ohio public fund custody clients, which has attracted media attention and led to inquiries from other clients, investors and employees. If we continue to be subject to these proceedings and the resulting adverse publicity relating to our foreign exchange standing instruction program, our reputation could be further affected, adversely impacting our business and results of operations. For example, pressure on pricing may cause our foreign exchange revenue to decline. See “Foreign exchange and other trading revenue” in the MD&A – Results of Operations section of this Annual Report for more information regarding our foreign exchange business, including business practices, results of operations and trends.

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy guidelines more generally, could result in limitations on our activities and adversely affect our business and financial condition.

Under regulatory capital adequacy guidelines and other regulatory requirements, BNY Mellon and our subsidiary banks and broker-dealers must meet guidelines that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed under “Supervision and Regulation” in this Annual Report, BNY Mellon is regulated as a BHC and a financial holding company (“FHC”). Our ability to maintain our status as an FHC is dependent upon a number of factors, including our U.S. depository institution subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations and upon BNY Mellon qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations. Failure by BNY Mellon or one of our U.S. bank subsidiaries to qualify as “well capitalized” and “well managed”, if unremedied over a period of time, would cause us to lose our status as an FHC and could affect the confidence of clients in us, compromising our competitive position. Additionally,

BNY Mellon     73

Risk Factors (continued)

an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible for BHCs without FHC status or to continue such activities.

The Bank of New York Mellon is required to maintain a leverage ratio of at least 5% in order to maintain its “well capitalized” status, and BNY Mellon manages its leverage ratio to a similar level. The leverage ratio measures the ratio of Basel I Tier 1 capital to quarterly average consolidated total assets, as defined under Basel I regulatory guidelines. During periods of market uncertainty, our balance sheet size may increase considerably when custody customers choose to hold cash balances in our bank subsidiaries in a “flight to safety.” Such inflows of cash deposits increase The Bank of New York Mellon’s quarterly average consolidated total assets and, absent remedial actions, could adversely impact its leverage ratio.

Our bank subsidiaries are also subject to capital requirements, administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. Failure by one of our bank subsidiaries to maintain its status as “well capitalized” could lead to, among other things, higher FDIC assessments. A further failure by BNY Mellon or one of our U.S. bank subsidiaries to maintain its status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action.”

If our company, our subsidiary banks or broker-dealers failed to meet these minimum capital guidelines and other regulatory requirements, we may not be able to deploy capital in the operation of our business or distribute capital to stockholders, which may adversely affect our business. The capital requirements applicable to us as well as to our subsidiary banks are in the process of being substantially revised, in connection with Basel III and the requirements of the Dodd-Frank Act and BNY Mellon, and our subsidiary banks will be required to satisfy additional, more stringent, capital adequacy standards. We cannot fully predict the final form, or the effects, of these regulations. See “Supervision and Regulation” and the “Liquidity and dividends” and “Capital – Capital adequacy” sections in the MD&A – Results of Operations section in this Annual Report.

Our business may be materially adversely affected by operational risk.

We are exposed to operational risk as a result of conducting various fee-based services including certain securities servicing, global payment services, private banking and asset management services. Examples of operational risk include: the risk of loss resulting from errors related to transaction processing, breaches of the internal control system and compliance requirements, fraud by employees or persons outside BNY Mellon, business interruption due to system failures, natural disasters or other events, or other risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk may also include breaches of our technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of non-compliance with applicable laws, regulatory requirements or contracts which could have an adverse effect on our reputation.

An important aspect of managing our operational risk is creating a risk culture in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture, ensuring that it is sustainable and appropriate to our role as a major financial institution. Nonetheless, if we fail to create the appropriate environment that sensitizes all of our employees to managing risk, our business could be adversely impacted. We regularly assess and monitor operational risk in our business and provide for disaster and business recovery planning, including geographical diversification of our facilities. However, the occurrence of various events, including unforeseeable and unpreventable events such as systems failures or natural disasters, could damage our physical facilities or our computer systems or software, cause delay or disruptions to operational functions, impair our clients, vendors and counterparties and ultimately negatively impact our results of operations due to potentially higher expenses and lower revenues. For a discussion of operational risk see “Risk management – Operational/business risk” and “Business Continuity” in the MD&A – Results of Operations section in this Annual Report.

74     BNY Mellon

Risk Factors (continued)

A failure or circumvention of our controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition. If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports.

If our information systems experience a disruption or breach in security that results in a loss of confidential client information or impacts our ability to provide services to our clients, our business and results of operations may be adversely affected.

We rely on communications and information systems to conduct our business. Our businesses that rely heavily on technology, such as our Investment Services and clearing businesses, are particularly vulnerable to security breaches and technology disruptions. While our information systems have been subjected to cyber threats, including hacker attacks, viruses, denial of service efforts and unauthorized access attempts, we deploy a broad range of sophisticated defenses and we have avoided a material breach. The security of our computer systems, software and networks, and those functions that we may outsource, may continue to be subjected to cyber threats that could result in failures or disruptions in our business. Despite our efforts to ensure the integrity of our systems and information, it is possible that we may not be able to anticipate or to implement effective preventive measures against all cyber threats, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including outside third parties such as persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients.

Breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to our systems or our clients’ or counterparties’ confidential information, including employees and customers, as well as hackers. A breach of security that results in the loss of confidential client information may require us to reconstruct lost data or reimburse clients for data and credit monitoring efforts, may result in loss of customer business, would be costly and time-consuming, and may negatively impact our results of operations and reputation. Additionally, security breaches or disruptions of our information systems, or those of our service providers, could impact our ability to provide services to our clients, which could expose us to liability for damages, result in the loss of customer business, damage our reputation, subject us to regulatory scrutiny or expose us to civil litigation, any of which could have a material adverse effect on our financial condition and results of operations. In addition, the failure to upgrade or maintain our computer systems, software and networks, as necessary, could also make us susceptible to breaches and unauthorized access and misuse. There can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from information systems security risks. Furthermore, even if not directed at us specifically, attacks on other large financial institutions could disrupt the overall functioning of the financial system to the detriment of other financial institutions, including us.

As a result of the importance of communications and information systems to our business, we could also be adversely affected if attacks affecting the third party providers of our communications services impair our ability to process transactions and communicate with customers and counterparties. For a discussion of operational risk, see “Risk management – Operational/business risk” and “Business Continuity” in the MD&A – Results of Operations section in this Annual Report.

BNY Mellon     75

Risk Factors (continued)

We depend on our technology; if we fail to update our technology our business may be adversely affected.

We are dependent on technology because many of our products and services involve processing large volumes of data. Our technology platforms must therefore provide global capabilities and scale. Rapid technological changes require significant and ongoing investments in technology to develop competitive new products and services or adopt new technologies. Technological advances which result in lower transaction costs may adversely impact our revenues. In addition, unsuccessful implementation of technological upgrades and new products may adversely impact our ability to service and retain customers.

Developments in the securities processing industry, including shortened settlement cycles and straight-through-processing, will necessitate ongoing changes to our business and operations and will likely require additional investment in technology. Our financial performance depends in part on our ability to develop and market new and innovative services, to adopt or develop new technologies that differentiate our products or provide cost efficiencies and to deliver these products and services to the market in a timely manner at a competitive price.

Rapid technological change in the financial services industry, together with competitive pressures, require us to make significant and ongoing investments. We cannot provide any assurance that our technology spending will achieve gains in competitiveness or profitability, and the costs we incur in product development could be substantial. Accordingly, we could incur substantial development costs without achieving corresponding gains in profitability.

Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us with respect to one or more of our products, systems, or methods of doing business or conducting our operations, we could be required to spend significant amounts to defend such claims, develop alternative methods of operations, pay substantial money damages or obtain a license from the third party.

Change or uncertainty in monetary, tax and other governmental policies may impact our profitability and ability to compete.

The monetary, tax and other policies of the government and its agencies, including the Federal

Reserve, have a significant impact on interest rates and overall financial market performance. The Federal Reserve regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve also can materially affect the value of financial instruments we hold, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. The Federal Reserve has been engaging in quantitative economic easing since 2008. In late 2012, the Federal Reserve announced “QE3” and “QE4” programs to buy mortgaged backed securities and long-term U.S. Treasury securities until such time as certain criteria relating to unemployment and inflation are met. These policies have resulted in some reduction in nominal yield and accelerated run-off on certain interest-earning assets. To the extent that we are not able to manage our reinvestment risk relating to the impact of these monetary policies, our net interest revenue could be adversely affected.

Our business and earnings may also be adversely affected by the monetary, tax and other governmental policies that are adopted by various U.S. regulatory authorities, non-U.S. governments and international agencies. Changes in monetary, tax and other governmental policies could impose additional compliance, legal, review and response costs that may impact our profitability and may allow additional competition, facilitate consolidation of competitors, or attract new competitors into our businesses. Changes in monetary, tax and other governmental policies are beyond our control and difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations.

We are subject to intense competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

Many businesses in which we operate are intensely competitive around the world. Competitors include other banks, trading firms, broker dealers, investment banks, asset managers, insurance companies and a variety of other financial services and advisory companies whose products and services span the local, national and global markets in which we conduct operations. In addition, technological advances and the growth of internet-based commerce have made it possible for other types of institutions,

76     BNY Mellon

Risk Factors (continued)

such as outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business. Increased competition in any one or all of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

Furthermore, pricing pressures, as a result of the ability of competitors to offer comparable or improved products or services at a lower price and customer pricing reviews, particularly in our asset servicing businesses, may result in a reduction in the price we can charge for our products and services, which could negatively affect our ability to maintain or increase our profitability.

Recently enacted and proposed legislation and regulation may impact our ability to conduct certain of our businesses in a cost-effective manner or at all, including legislation relating to restrictions on the types of activities in which financial institutions are permitted to engage, such as seed capital investing. See “Supervision and Regulation” in this Annual Report. This legislation and other regulations may not apply to all of our competitors, which could adversely impact our ability to compete effectively. A decline in our competitive position could adversely affect our ability to maintain or increase our profitability.

New lines of business or new products and services may subject us to additional risks, and the failure to grow our existing businesses could affect our results of operations.

From time to time, we may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not be met or prove feasible. Our revenues and costs may fluctuate because generally new businesses require start-up expenses but take time for revenues to develop. As a result of the uncertainties associated with the entry into new businesses, our business may be adversely impacted.

In addition, our internal strategies and forecasts may assume a growing client base and increasing client usage of our services across business lines. A decline in the pace at which we attract new clients and a decline in the pace at which existing and new clients use additional services and assign additional assets to us for management or custody could adversely affect our future results of operations. A decline in the rate at which our clients outsource functions could also adversely affect our results of operations.

Our business may be adversely affected if we are unable to attract and retain employees.

Our success depends, in large part, on our ability to attract new employees, retain and motivate our existing employees, and continue to compensate our employees competitively amid intense public and regulatory scrutiny of the compensation practices of large financial institutions. Competition for the best employees in most activities in which we engage can be intense, and there can be no assurance that we will be successful in our efforts to recruit and retain key personnel. Factors that affect our ability to attract and retain key employees include our compensation and benefits programs, our profitability and our reputation for rewarding and promoting qualified employees. Our ability to attract and retain key executives and other employees may be hindered as a result of regulations applicable to incentive compensation and other aspects of our compensation programs promulgated by the Federal Reserve and other regulators in the United States and worldwide, regulations on incentive compensation to be promulgated by various U.S. regulators pursuant to the Dodd-Frank Act and other existing and potential regulations. These regulations, which include and are expected to include mandatory deferral and clawback requirements, do not and will not apply to some of our competitors and to other institutions with which we compete for talent. Our ability to recruit and retain key talent may be adversely affected by these regulations. In addition, aspects of our compensation programs are performance-based. If we do not achieve applicable performance thresholds for a relevant period, employee compensation may be adversely affected.

We are subject to political, economic, legal, operational and other risks that are inherent in operating globally and which may adversely affect our business.

In conducting our business and maintaining and supporting our global operations, we are subject to risks of loss from the outbreak of hostilities and various unfavorable political, economic, legal or other developments, including social or political instability, changes in governmental policies or policies of central

BNY Mellon     77

Risk Factors (continued)

banks, expropriation, nationalization, confiscation of assets, price controls, capital controls, exchange controls, and changes in laws and regulations. Our international businesses are regulated in the jurisdictions in which they are located or operate. These regulations may apply heightened scrutiny to non-domestic companies, which can reduce our flexibility as to intercompany transactions, investments and other aspects of business operations and adversely affect our liquidity, profitability and regulatory capital. The failure to properly mitigate such risks, or of its operating infrastructure to support such international activities could result in operational failures and regulatory fines or sanctions, which could cause our earnings or stock price to decline. Further, our businesses and operations from time to time enter into new regions throughout the world, including emerging markets. Various emerging market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt, capital and currency exchange controls, and low or negative growth rates in their economies. Crime, corruption, war or military actions, and a lack of an established legal and regulatory framework are additional challenges in certain emerging markets. Revenue from international operations and trading in non-U.S. securities and other obligations may be subject to negative fluctuations as a result of the above considerations. The possible effects of any of these conditions may adversely affect our business and increase volatility in global financial markets generally.

Acts of terrorism, natural disasters, pandemics and global conflicts may have a negative impact on our business and operations.

Acts of terrorism, natural disasters, pandemics, global conflicts or other similar catastrophic events could have a negative impact on our business and operations. While we have in place business continuity and disaster recovery plans, such events could still damage our facilities, disrupt or delay the normal operations of our business (including communications and technology), result in harm or cause travel limitations on our employees, and have a similar impact on our clients, suppliers and counterparties. These events could also negatively impact the purchase of our products and services to the extent that those acts or conflicts result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. For example, in October 2012 several of our facilities in the northeastern U.S. were impacted by Superstorm Sandy and the New York Stock Exchange was closed for two trading days. While our business continuity plans functioned well and we did not experience a material financial impact from the storm, nonetheless the recovery required significant resources and we experienced some lost revenue opportunities. War, terror attacks, political unrest, global conflicts, the national and global efforts to combat terrorism and other potential military activities and outbreaks of hostilities may negatively impact economic growth, which could have an adverse effect on our business and operations, and may have other adverse effects on us in ways that we are unable to predict.

Our failure to successfully integrate strategic acquisitions could have an adverse effect on our business, results of operations and financial condition.

From time to time, to achieve our strategic objectives, we have acquired or invested in other companies or businesses, and may do so in the future. Each acquisition poses integration challenges, including successfully retaining and assimilating clients and key employees, capitalizing on certain revenue synergies, integrating the acquired company’s accounting management information, internal controls and other administrative systems and technology. We may be required to spend a significant amount of time and resources to integrate these acquisitions and the anticipated benefits may take longer to achieve than projected. Additionally, for a period of time after an acquisition we may be required to use the seller’s technology systems until we are able to convert the acquired business to our own technology systems. In the event that such technology conversion takes longer than anticipated, we may incur significant costs for the continued usage of the seller’s technology. Moreover, to the extent we enter into an agreement to buy or sell an entity, there can be no guarantee that the transaction will close when anticipated, or at all. In particular, in certain instances we must seek regulatory approvals before we can acquire another organization, which can delay or disrupt such acquisitions. If we fail to successfully integrate strategic acquisitions on a timely basis or in a cost-effective manner, we may not meet our expectations regarding the profitability of such acquisitions, which could have an adverse impact on our business, financial condition and results of operations.

78     BNY Mellon

Risk Factors (continued)

Market Risk

The ongoing Eurozone crisis, the failure or instability of any of our significant counterparties in Europe, or a breakup of the European Monetary Union could have a material adverse effect on our business and results of operations.

The financial markets remain concerned about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens amidst difficult economic conditions. This loss of confidence has led to rescue measures for Greece, Ireland and Portugal by Eurozone countries and the International Monetary Fund as well as the newly established European Stability Mechanism and the European Central Bank’s Outright Monetary Transactions program to stabilize Eurozone governments. Despite these efforts, yields on government bonds of certain Eurozone countries, including Greece, Ireland, Italy, Portugal and Spain, have remained volatile. The actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. We are primarily exposed to disruptions in European markets in three principal areas – on our balance sheet, in certain interest bearing deposits with banks, loans, trading assets and investment securities, as well as our Investment Management and Investment Services fee revenue. Additionally, continued disruptions in Europe could lead to increased client deposits and a larger balance sheet, which could adversely impact our leverage ratio. For additional information regarding our exposure, please see “International Operations – Exposure in Ireland, Italy, Spain, Portugal and Greece” in the MD&A – Results of Operations section in this Annual Report.

The partial or full break-up of the European Monetary Union would be unprecedented and its impact highly uncertain. The exit of one or more countries from the European Monetary Union or the dissolution of the European Monetary Union could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and lead to complex and lengthy disputes and litigation. The resulting uncertainty and market stress could also cause, among other things, severe disruption to equity markets, significant increases in bond yields generally, potential failure or default of financial institutions, including those of systemic importance, a significant decrease in global liquidity, a freeze-up of global credit markets and a potential worldwide recession.

The interdependencies among European economies and financial institutions have contributed to concerns regarding the stability of European financial markets generally and certain institutions in particular. Financial services institutions are interdependent as a result of trading, clearing, counterparty or other relationships. We routinely execute transactions with European counterparties, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more European financial institutions, or the financial markets generally, have in the past led to market-wide liquidity problems and could lead to losses by us or by other institutions in the future. Given the scope of our European operations, clients and counterparties, persistent disruptions in the European financial markets, the attempt of a country to abandon the Euro, the failure of a significant European financial institution, even if not an immediate counterparty to us, or persistent weakness in the Euro could have a material adverse impact on our business or results of operations.

Continuing uncertainty in financial markets and weakness in the economy generally may materially adversely affect our business and results of operations.

Our results of operations may be materially affected by conditions in the domestic and global financial markets and the economy generally, both in the United States and elsewhere around the world. A variety of factors raise concern over the course and strength of the economic recovery, including depressed home prices and continuing foreclosures, volatile equity market values, high unemployment, governmental budget deficits (including, in the United States, at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business, financial condition and results of operations. A worsening of these conditions would likely

BNY Mellon     79

Risk Factors (continued)

exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In particular, we face the following risks in connection with these events, some of which are discussed at greater length in separate risk factors:

•

The fees earned by our Investment Management business – that is, Asset Management and Wealth Management – are higher as assets under management increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets could result in reductions in assets under management because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline. Uncertain and volatile financial markets may also result in changes in customer allocations of funds among money market, equity, fixed income or other investment alternatives. Those changes in allocation may be from higher fee investments to lower fee investments. For example, at Dec. 31, 2012, using the S&P 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.05.

•	Continuing run-off of structured debt securitizations could reduce our total annual revenue if the structured debt markets do not recover.
•	Uncertain and volatile capital markets, particularly declines, could reduce the value of our investments in equity and debt securities, including pension and other post-retirement plan assets.
•

Our ability to continue to operate certain commingled investment funds at a net asset value of $1.00 per unit and to allow unrestricted cash redemptions by investors in those commingled funds (or by investors in other funds managed by us which are invested in those commingled investment funds) may be adversely affected by depressed mark-to-market prices of the underlying portfolio securities held by such funds, or by material defaults on such securities or by the level of liquidity that could be achieved from the portfolio securities in such funds; and we may be faced with claims from investors and exposed to financial loss as a result of our operation of such funds.

•

Low interest rates may result in the voluntarily waiving of fees on certain money market mutual funds and related distribution fees by us and others in order to prevent clients’ yields on such funds from becoming uneconomic, which could have an adverse impact on our revenue and results of operations.

•

The process we use to estimate our projected credit losses and to ascertain the fair value of securities held by us is subject to uncertainty in that it requires use of statistical models and difficult, subjective and complex judgments, including forecasts of economic conditions and how these conditions might impair the ability of our borrowers and others to meet their obligations. In uncertain and volatile capital markets, our ability to estimate our projected credit losses may be impaired, which could adversely affect our overall profitability and results of operations.

Low or volatile interest rates could have a material adverse effect on our profitability.

Our net interest revenue and cash flows are sensitive to interest rate changes and changes in valuations in the debt or equity markets over which we have no control. Our net interest revenue is the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. We also earn net interest revenue on interest-free funds we hold.

The global market crisis has triggered a series of cuts in interest rates. During the last three fiscal years, the Federal Open Market Committee has kept the target federal funds rate between 0% and 0.25%. In late 2012, the Federal Reserve announced “QE3” and “QE4” programs to buy mortgaged backed securities and long-term U.S. Treasury securities. The Federal Reserve indicated that it would keep these measures in place and that it anticipated keeping the target federal funds rate between 0% and 0.25% until such time as certain criteria relating to unemployment and inflation are met. In July 2012, the Governing Council of the European Central Bank lowered the deposit facility rate to 0%. The low interest rate environment has compressed our net interest spread and reduced our spread-based revenues. It has also resulted in the voluntary waiving of fees on certain money market mutual funds and related distribution fees by us and others in order to prevent the yields on such funds

80     BNY Mellon

Risk Factors (continued)

from becoming uneconomic, which has an adverse impact on our revenue and results of operations.

Changes in interest rates could affect the interest earned on assets differently than interest paid on liabilities. A rising interest rate environment may result in our earning a larger net interest spread. Conversely, a falling interest rate environment may result in our earning a smaller net interest spread. If we are unable to effectively manage our interest rate risk, it could have a material adverse effect on our profitability. Further rapid increases in interest rates could also trigger one or more of the following additional effects, which could impact our business, results of operations and financial condition:

•

changes in net interest revenue depending on our balance sheet position at the time of change. See discussion under “Asset/liability management” in the MD&A – Results of Operations section in this Annual Report;

•	an increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs as a result of abrupt increases in interest rates;
•	a decline in the value of our fixed-income investment portfolio as a result of increasing interest rates; and
•	increased borrowing costs.

A more detailed discussion of the interest rate and market risks we face is contained in the “Risk management” section in the MD&A – Results of Operations in this Annual Report.

Continued market volatility may adversely impact our business, financial condition and results of operations and our ability to manage risk.

The capital and credit markets continue to experience volatility and disruption. Under these conditions, our hedging and other risk management strategies may not be as effective at mitigating trading losses as they would be under less volatile market conditions. Further market volatility could produce downward pressure on our stock price and credit availability without regard to our underlying financial strength. The broad decline in stock prices throughout the financial services industry since 2008, which has affected our common stock, could require us to perform further goodwill impairment testing. While a substantial goodwill impairment charge would not have a significant impact on our financial condition, it would have an adverse impact on our results of operations. For a discussion of goodwill, see “Critical accounting estimates – Goodwill and other intangibles” in the MD&A – Results of Operations section in this Annual Report. In addition, severe market events have historically been difficult to predict and we could realize significant losses if unprecedented extreme market events were to reoccur. If markets experience further upheavals, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to manage risk and on our business, financial condition and results of operations. For a discussion of our management of market risk, see “Risk management-Market risk” in the MD&A – Results of Operations section in this Annual Report.

We may experience further write-downs of financial instruments that we own and other losses related to volatile and illiquid market conditions, reducing our earnings.

We maintain an investment securities portfolio of various holdings, types and maturities. These securities are primarily classified as available-for-sale and, consequently, are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. Our portfolio includes U.S. Agency RMBS, U.S. Treasury and agency securities, sovereign and sovereign-guaranteed debt, non-agency U.S. and non-U.S. residential mortgage-backed securities, European floating rate notes, commercial mortgage-backed securities, municipal securities, foreign covered bonds, corporate bonds, collateralized loan obligations, consumer asset backed securities and other securities, the values of which are subject to market price volatility to the extent unhedged. This volatility affects the amount of our capital. In addition, if such investments suffer credit losses, as we experienced with some of our investments in 2009, we may recognize in earnings the credit losses as an other-than-temporary impairment which could impact our revenue in the quarter in which we recognize the losses. For example, net securities losses totaled $4.8 billion in the third quarter of 2009, primarily as a result of a charge related to restructuring the investment securities portfolio, which resulted in negative earnings per share that quarter. The losses in 2009 reflected both credit- and non-credit-related losses on our investment securities portfolio. We could experience losses related to our investment securities portfolio in the future, which could ultimately adversely affect our results of operations and capital levels. For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review – Investment securities” and for

BNY Mellon     81

Risk Factors (continued)

information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the “Risk management – Market risk” sections both of which are in the MD&A – Results of Operations section in this Annual Report and Note 5 of the Notes to the Consolidated Financial Statements in this Annual Report.

We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by a slowing in capital market activity, weak financial markets or negative trends in savings rates or in individual investment preferences.

Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. Our fee-based businesses include investment management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services.

Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and administered, securities lending volume and spreads, and fees for other services rendered. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes all affect the level of our revenues. If the volumes of these activities decrease, our revenues will also decrease, which would negatively impact our results of operations.

Asset-based fees are typically determined on a sliding scale so that, as the value of a client portfolio grows, we receive a smaller percentage of the increasing value as fee income. This is particularly important to our asset management, global funds services and global custody businesses. In addition, weak financial markets could result in reduced market values in some of the assets that we manage and administer and result in a corresponding decrease in the amount of fees we receive and therefore would have an adverse effect on our results of operations. Similarly, significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities lending we do and therefore would also have an adverse effect on our results of operations.

Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, in defined benefit plans, unit investment trusts or exchange traded funds. If there is a decline in the savings rates of individuals, or if there is a change in investment preferences that leads to less investment in mutual funds, other collective funds, defined benefit plans or defined contribution plans, our revenues could be adversely affected.

Our foreign exchange revenues may continue to be adversely affected by a stable exchange-rate environment or decreased cross-border investing activity.

The degree of volatility in foreign exchange rates can affect the amount of our foreign exchange trading revenue. Most of our foreign exchange revenue is derived from our securities servicing client base. Activity levels and spreads are generally higher when there is more volatility. Accordingly, we benefit from currency volatility and our foreign exchange revenue is likely to decrease during times of decreased currency volatility.

Continuing declines in foreign exchange volatility could continue to impact our foreign exchange revenue. In addition, our future revenue may increase or decrease depending upon the extent of increases or decreases in cross-border or other investments made by our clients. Economic and political uncertainties resulting from terrorist attacks, military actions or other events, including changes in laws or regulations governing cross-border transactions, such as currency controls, could result in decreased cross-border investment activity.

Credit and Liquidity Risk

Any material reduction in our credit ratings or the credit ratings of our subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our results of operations and financial condition.

Our debt and trust preferred securities and the debt and deposits of our subsidiaries, The Bank of New York Mellon and BNY Mellon, N.A., are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries and their outlook on us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, as well as factors not entirely within our control,

82     BNY Mellon

Risk Factors (continued)

including conditions affecting the financial services industry generally as well as the U.S. Government. In addition, rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to rating agency models, general economic conditions, or other circumstances outside of our control could impact a rating agency’s judgment of the rating or outlook it assigns us or our rated subsidiaries. In view of the difficulties experienced in recent years by many financial institutions, we believe that the rating agencies have heightened their level of scrutiny, increased the frequency and scope of their credit reviews, have requested additional information, and have adjusted upward the capital and other requirements employed in their models for maintenance of rating levels. For example, in March 2012, Moody’s downgraded our long-term senior and subordinated debt and trust-preferred securities ratings as well as the long-term debt and deposit ratings of our bank subsidiaries by one notch.

Moreover, Moody’s has indicated that regulatory changes in the Dodd-Frank Act could result in lower debt and deposit ratings for U.S. banks and other financial institutions, including us, whose ratings currently benefit from assumed government support. Currently, our ratings benefit from one notch of “lift” and The Bank of New York Mellon and BNY Mellon, N.A. benefit from two notches of “lift” as a result of the rating agency’s government support assumptions. Moody’s continues to evaluate whether to reduce its support assumptions to below pre-financial crisis levels for banks that currently benefit from ratings uplift. There can be no assurance that we or our rated subsidiaries will maintain our respective credit ratings or outlook on our securities.

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. Our credit spreads, which is the amount in excess of the interest rate of U.S. Treasury securities (or other benchmark securities) of the same maturity that we need to pay our debt investors, may be impacted by our credit ratings and market perceptions of our creditworthiness. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a material credit ratings downgrade below certain ratings levels. Termination of these contracts and agreements could impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. We cannot predict what actions rating agencies may take, or what actions we may be required to take in response to the actions of rating agencies, which may adversely affect us. For further discussion on the impact of a credit rating downgrade, see Note 24 of the Notes to the Consolidated Financial Statements in this Annual Report.

The failure or instability of any of our significant counterparties, many of whom are major financial institutions, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, particularly with other financial institutions, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions in the future. For example, as a result of our membership in several industry clearing or settlement exchanges, we may be required to guarantee obligations and liabilities or provide financial support in the event that other members do not honor their obligations or default. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of our contribution to a member’s guarantee fund, or, in a few cases, the obligation may be unlimited. The consolidation of financial service firms and the failures of other financial institutions have increased the concentration of our counterparty risk.

BNY Mellon     83

Risk Factors (continued)

The degree of client demand for short-term credit also tends to increase during periods of market turbulence, exposing us to further counterparty-related risks. For example, investors in collective investment vehicles for which we act as custodian may engage in significant redemption activity due to adverse market or economic news that was not anticipated by the fund’s manager. Our relationship with our clients, the nature of the settlement process and our systems may result in our extension of short-term credit in such circumstances. For some types of clients, we provide credit to allow them to leverage their portfolios, which may expose us to potential loss if the client experiences credit difficulties. In addition to our exposure to financial institutions, we are from time to time exposed to concentrated credit risk at the industry or country level, potentially exposing us to a single market or political event or a correlated set of events. As a consequence, we may incur a loss in relation to one entity or product even though our exposure to one of its affiliates or across product types is over-collateralized. Moreover, not all of our counterparty exposure is secured and, when our exposure is secured, the realizable market value of the collateral may have declined by the time we exercise rights against that collateral. This risk may be particularly acute if we are required to sell the collateral into an illiquid or temporarily impaired market. In addition, disputes with counterparties as to the valuation of collateral significantly increase in times of market stress and illiquidity.

We act as agent for securities lending arrangements between customers and financial counterparties, including broker-dealers, wherein securities are sourced from our customers versus cash or securities posted by such financial counterparties. We invest the proceeds from such securities lending transactions pursuant to certain instructions or guidelines from customers. In certain cases, we agree to indemnify our customers against defaults on the securities lending agreements and may have to buy-in the securities with the cash collateral or the proceeds from the liquidation of the collateral. In those instances, we, rather than our customers, are exposed to the risks of the defaulting counterparty on the securities lending transaction.

Although our overall business is subject to these interdependencies, several of our business units are particularly sensitive to them, including our currency and other trading activities, our securities lending and tri-party repo businesses and our investment management business. There is no assurance that any such losses would not materially and adversely affect our results of operations.

We have credit, regulatory and reputation risks as a result of our tri-party repo agent services, which could adversely affect our business and results of operations.

BNY Mellon offers tri-party agent services to dealers and cash investors active in the tri-party repurchase, or repo, market. BNY Mellon currently has approximately 80% of the market share of the U.S. tri-party repo market. As a tri-party repo agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and a cash investor agree to a tri-party repo trade and send instructions to us. We maintain custody of the collateral (the subject securities of the repo) and execute the payment and delivery instructions agreed to and provided by the principals.

Providing these tri-party repo agent services to dealers and cash investors involves credit risk at certain points in time. To facilitate the tri-party repo market, we extend secured intraday credit to dealers. In the event of a default by a dealer to whom we have extended secured intraday credit, we would be at risk for the market value of the collateral securing such intraday credit, and to the defaulting dealer for any shortfall after the liquidation of such collateral, which could adversely affect our results of operations. Once a tri-party trade settles, however, BNY Mellon is no longer exposed to that dealer default risk.

BNY Mellon is working to reduce significantly the risk associated with the secured intraday credit we provide with respect to the tri-party repo market. We have implemented several measures in that regard, including: reducing the amount of time we extend intraday credit, implementing three-way trade confirmations, and automating the way dealers can substitute collateral in their tri-party repo trades. Additionally in 2013, we have limited the eligibility for intraday credit associated with tri-party repo transactions to certain more liquid asset classes that will result in a reduction of exposures secured by less liquid forms of collateral by dealers. These efforts are consistent with the recommendations by the Tri-Party Repo Infrastructure Reform Task Force that was sponsored by the Payments Risk Committee of the Federal Reserve Bank of New York and included representatives from a diverse group of market participants, including BNY Mellon.

We anticipate that the combination of these measures will have reduced risks substantially in our tri-party repo activity in the near term and, together with

84     BNY Mellon

Risk Factors (continued)

technology enhancements currently in development will achieve the practical elimination of intraday credit in this activity, by the end of 2014. We believe the steps we are taking are responsive to recent concerns voiced publicly by regulators that dealers and investors should reduce reliance on intraday credit provided by their tri-party repo agents and make risk management practices more resilient to a stress event in the tri-party repo market. We anticipate that regulators will continue to monitor the actions of market participants and use available supervisory tools to encourage constructive and timely action to reduce sources of risk in the tri-party market. Failure to meet regulatory expectations could result in regulatory and reputation risk and additional costs.

Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We rely on our client deposits as a low-cost and stable source of funding. If we lost a significant amount of deposits (because, for example, we received a material downgrade in our credit ratings) we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest revenue. In addition, the Parent’s access to both short-term money markets and long-term capital markets are significant sources of liquidity. Events or circumstances often outside of our control, such as market disruptions or loss of confidence of debt purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, our ability to raise funding could be impaired if investors develop a negative perception of our financial prospects. Such negative perceptions could be developed if we suffer a significant decline in the level of our business activity, we are materially downgraded, regulatory authorities take significant action against us, or we discover significant employee misconduct or illegal activity, among other reasons. If we are unable to raise funding using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our investment portfolio, to meet funding needs. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our financial condition and results of operations. Additionally, if we experience cash flow mismatches, market constraints from our inability to convert assets to cash or raise cash in the markets or deposit run-off, our liquidity could be severely impacted. For a further discussion of our liquidity, see “Liquidity and dividends” in the MD&A – Results of Operations section in this Annual Report.

We could incur income statement charges through provision expense if our reserves for credit losses, including loan reserves, are inadequate.

When we loan money, commit to loan money or enter into a letter of credit or other contract with a counterparty, we incur credit risk, or the risk of losses if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our credit exposure is comprised of six classes of financing receivables: financial institutions, commercial, commercial real estate, lease financings, wealth management loans and mortgages, and other residential mortgages. Though credit risk is inherent in lending activities, our revenues and profitability are adversely affected when our borrowers default in whole or in part on their loan obligations to us or when there is a significant change in the credit quality of our loan portfolio. We reserve for credit losses by establishing an allowance through a charge to earnings. The allowance for loan losses and allowance for lending related commitments represents management’s estimate of probable losses inherent in our credit portfolio. We utilize a quantitative methodology, which is supplemented with a qualitative framework that takes into account internal and external environmental factors that are not captured within the quantitative methodology. The quantitative methodology and qualitative framework determine the allowance for credit losses. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. If the allowance for credit losses is inadequate due to deterioration in the credit quality of the portfolio or significant charge-offs, we would be required to record credit loss provisions against current earnings, which could adversely impact our net income.

BNY Mellon     85

Risk Factors (continued)

Other Risk

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or to what extent it will negatively affect us or our business. In addition, changes in tax laws or the interpretation of existing tax laws worldwide could have a material impact on our net income. See Notes 13 and 23 to Consolidated Financial Statements in this Annual Report for further information.

Changes in accounting standards could have a material impact on our financial statements.

From time to time, the Financial Accounting Standards Board, the International Accounting Standards Board, the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements such as the potential adoption of International Financial Reporting Standards. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements. See “Recent Accounting Developments” in the MD&A section and Note 2 to Consolidated Financial Statements in this Annual Report. These changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations and other financial data.

We are a non-operating holding company, and as a result, are dependent on dividends from our subsidiaries, including our subsidiary banks, to meet our obligations, including our obligations with respect to our securities, and to provide funds for payment of dividends to our stockholders and stock repurchases.

We are a non-operating holding company, whose principal assets and sources of income are our principal bank subsidiaries – The Bank of New York Mellon and BNY Mellon, N.A. – and our other subsidiaries. We are a legal entity separate and distinct from our banks and other subsidiaries and, therefore, we rely primarily on dividends and interest from these banking and other subsidiaries to meet our obligations, including our obligations with respect to our securities, and to provide funds for payment of common and preferred dividends to our stockholders, to the extent declared by our Board of Directors.

There are various legal limitations on the extent to which these banking and other subsidiaries can finance or otherwise supply funds to us (by dividend or otherwise) and certain of our affiliates. Many of our subsidiaries, including our bank subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the parent company or other subsidiaries. In addition, our bank subsidiaries are subject to restrictions on their ability to lend or transact with affiliates and to minimum regulatory capital and liquidity requirements, as well as restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses.

Although we maintain cash positions for liquidity at the holding company level, if our principal banking subsidiaries or other subsidiaries were unable to supply us with cash over time, we could be unable to meet our obligations, including our obligations with respect to our securities, declare or pay dividends in respect of our capital stock, or perform stock repurchases. See “Supervision and Regulation”, the “Liquidity and Dividends” section in the MD&A – Results of Operations section and Note 20 of the Notes to Consolidated Financial Statements in this Annual Report.

Because we are a holding company, our rights and the rights of our creditors, including the holders of our securities, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors (including, in the case of our banking subsidiaries, their depositors) except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. The rights of holders of our securities to benefit from those distributions will also be junior to those prior claims. Consequently, our securities will be effectively subordinated to all existing and future liabilities of our subsidiaries.

86     BNY Mellon

Risk Factors (continued)

Our ability to pay dividends on our common stock is subject to the discretion of our Board of Directors and may be limited by the Federal Reserve, applicable provisions of Delaware law or our failure to pay full and timely dividends on our preferred stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. In addition, any increase in BNY Mellon’s ongoing quarterly dividend would require approval from the Federal Reserve. A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock and market perceptions of BNY Mellon.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period of our Series A preferred stock or the last preceding dividend period of our Series C preferred stock.

Anti-takeover provisions in our certificate of incorporation and bylaws could discourage a change of control that our stockholders may favor, which could negatively affect the market price of our common stock.

Provisions of Delaware law and provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us or have the effect of discouraging a third party from attempting to acquire control of us. Additionally, our certificate of incorporation authorizes our Board of Directors to issue additional series of preferred stock and such preferred stock could be issued as a defensive measure in response to a takeover proposal. These provisions could make it more difficult for a third party to acquire us even if an acquisition might be in the best interest of our stockholders. These provisions could also potentially deprive stockholders of an opportunity to sell their shares of common stock at a premium over prevailing market prices as a result of a takeover bid or merger.

BNY Mellon     87

Supervision and Regulation

Evolving Regulatory Environment

BNY Mellon, together with its subsidiaries, engages in banking, investment advisory and other financial activities in the U.S. and 35 other countries, and is subject to extensive regulation. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, and safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our stockholders or non-deposit creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

The financial services industry has been the subject of enhanced regulatory scrutiny in recent years and we expect this trend to continue in the future. Our business has been subject to myriad new global reform measures. In particular, the Dodd-Frank Act, when fully implemented, will significantly restructure the financial regulatory regime in the United States and enhance supervision and prudential standards for BHCs like BNY Mellon. The implications of the Dodd-Frank Act for our businesses will depend to a large extent on the manner in which forthcoming rules are implemented by the primary U.S. financial regulatory agencies – the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency (the “OCC”), the SEC and the Commodity Futures Trading Commission (the “CFTC”). The implications will also depend upon changes in market practices and structures in response to the requirements of the Dodd-Frank Act and financial reforms in other jurisdictions. Many aspects of Dodd-Frank remain subject to further rulemaking, take effect over various transition periods, or contain other elements that make it difficult to precisely anticipate their final impact. Dodd-Frank contains many major domestic reforms that will eventually be applicable to BNY Mellon; however, there are additional national and global reform measures being considered by various policymakers that may materially impact us, including the U.S. implementation of the Basel III accord and several more general non-U.S. regulatory initiatives. Relevant regulatory initiatives, whether national or global, are discussed further below.

Enhanced Prudential Standards

Sections 165 and 166 of the Dodd-Frank Act direct the Federal Reserve to enact heightened prudential standards applicable to financial institutions with total consolidated assets of $50 billion or more (generally referred to as “systemically important financial institutions” or “SIFIs”), such as BNY Mellon. Dodd-Frank mandates that the requirements applicable to systemically important financial institutions be more stringent than those applicable to other financial companies. In December 2011, the Federal Reserve issued for public comment a notice of proposed rulemaking, which we refer to as the “Proposed SIFI Rules,” establishing enhanced prudential standards for:

•	risk-based capital requirements and leverage limits;
•	stress testing of capital;
•	liquidity requirements;
•	overall risk management requirements; and
•	single-counterparty credit exposure limits.

Only the rules addressing the stress testing of capital have been finalized and the ultimate impacts of the other proposals remain uncertain. The Proposed SIFI Rules also include draft requirements to address Dodd-Frank’s early remediation provisions. Those rules, as released, would require institutions to take remedial actions during the early stages of a company’s financial distress, if specified trigger events occur.

Capital Planning

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its bank subsidiaries and other subsidiaries. Dividends and interest from its subsidiaries are its principal sources of funds to make capital contributions or loans to its subsidiaries, to service its own debt, to honor its guarantees of debt issued by its subsidiaries or of trust preferred securities issued by a trust or to make its own capital distributions. Various federal and state statutes and regulations limit the amount of dividends that may be paid to us by our bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the

88     BNY Mellon

Supervision and Regulation (continued)

regulator may require, after notice and hearing, that the bank cease and desist from such practice. The OCC, the Federal Reserve and the FDIC have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the Federal Deposit Insurance Act, as amended (the “FDI Act”), an insured depository institution may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

In general, the amount of dividends that may be paid by The Bank of New York Mellon, BNY Mellon, N.A., The Bank of New York Mellon Trust Company, National Association and BNY Mellon Trust Company of Delaware is limited to the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared and paid by the entity in any calendar year exceeds the current year’s net income combined with the retained net income of the two preceding years, unless the entity obtains prior regulatory approval. Under the undivided profits test, a dividend may not be paid in excess of the entity’s “undivided profits” (generally, accumulated net profits that have not been paid out as dividends or transferred to surplus). The ability of it’s bank subsidiaries to pay dividends to the Parent may also be affected by various minimum capital requirements for banking organizations.

BNY Mellon’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”). The Federal Reserve’s capital planning rules also include new Dodd-Frank stress testing requirements, which were included in the Proposed SIFI Rules and adopted in final form in October 2012. The CCAR and stress testing requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis.

The rules require certain BHCs (including BNY Mellon) to submit annual capital plans to their respective Federal Reserve Bank. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plans. BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet all minimum regulatory capital ratios and maintain a ratio of Basel I Tier 1 common equity to risk-weighted assets of at least 5% on a pro forma basis under expected and stressful conditions throughout the nine-quarter planning horizon covered by the capital plan. The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios and maintain a ratio of Basel I Tier 1 common equity to risk-weighted assets of at least 5%. As part of this process, BNY Mellon also provides the Federal Reserve with estimates of the composition and levels of regulatory capital, risk-weighted assets and other measures under Basel III under an identified scenario. We submitted our 2013 capital plan to the Federal Reserve on Jan. 7, 2013. The Federal Reserve has indicated that it expects to publish either its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, no later than March 14, 2013. We anticipate announcing our 2013 capital plan shortly thereafter.

The purpose of CCAR is to ensure that these BHCs have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. The CCAR rule, consistent with prior Federal Reserve Board guidance, provides that capital plans contemplating dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny. BNY Mellon’s common stock dividend payout ratio was 26% in 2012.

Regulatory Stress-Testing Requirements

In October 2012, the Federal Reserve, OCC and FDIC finalized regulations implementing the stress testing requirements required under the Dodd-Frank Act. Under these regulations, we are required to undergo regulatory stress tests conducted by the Federal Reserve annually, and to conduct our own internal stress tests pursuant to regulatory requirements twice annually. In addition, both BNY Mellon, N.A. and The Bank of New York Mellon are required to

BNY Mellon     89

Supervision and Regulation (continued)

conduct their own annual internal stress tests (although these banks are permitted to combine certain reporting and disclosure of their stress test results with the results of BNY Mellon). These requirements, which began in the fourth quarter of 2012, involve both company-run and supervisory-run testing of capital under various scenarios, including baseline, adverse and severely adverse scenarios provided by the appropriate banking regulator. Results from our annual company-run stress tests will be reported to the appropriate regulators and we will be required to publish summaries of the results of the company-run stress tests under the severely adverse scenario beginning in March 2013. In addition, the Federal Reserve will publish summaries of the results of the Federal Reserve-run stress tests under the severely adverse scenario beginning in March 2013.

Capital Requirements – Basel III Accord and Existing U.S. Requirements

As a BHC, we are subject to consolidated regulatory capital rules administered by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements, administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. These requirements are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments.

Since the late 1980s, the U.S. banking agencies’ capital rules have been based on accords agreed to by the Basel Committee. These frameworks include:

•	Risk-based capital guidelines applicable to all BHCs and banks based on the Basel I agreement. The banking agencies refer to these rules as the “general risk-based capital rules”.
•

Risk-based capital rules applicable to BHCs (including BNY Mellon) and banks having $250 billion or more in total consolidated assets or $10 billion or more in foreign exposures, based upon the advanced internal ratings-based approach for credit risk and the advanced measurement approach for operational risk within the Basel Committee on Banking Supervision’s comprehensive June 2006 release entitled “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”, known as “Basel II”. The agencies refer to these rules as the “Advanced Approaches risk-based capital rules”.

In addition, the risk-based capital guidelines incorporate a measure for market risk in foreign exchange and commodity activities and in the trading of debt and equity instruments. The market risk-based capital guidelines require banking organizations with significant trading activities to maintain capital for market risk in an amount calculated by using the banking organizations’ own internal value-at-risk models, subject to parameters set by the regulators. In January 2011, certain of the federal banking agencies published proposed amendments to their market risk rules, implementing revisions to the Basel framework, commonly known as “Basel II.5”. In June 2012, federal banking agencies issued the final Market Risk rules that amend the Basel I Market Risk rules effective Jan. 1, 2013.

In December 2010, the Basel Committee released its final framework for strengthening international capital and liquidity regulation in response to the financial crisis, now officially identified by the Basel Committee as “Basel III”. On June 7, 2012, the federal banking agencies issued three NPRs that would substantially revise the agencies’ existing capital rules (both general and advanced approaches). The NPRs would (i) implement Basel III for U.S. BHCs and banks (including by redefining the components of capital and establishing higher minimum percentages for applicable capital ratios) and (ii) substantially revise the agencies’ general risk-based capital rules to make them more risk sensitive. Comments on the NPRs were due on Oct. 22, 2012. As proposed by the NPRs, the Basel III-based amendments would have become effective Jan. 1, 2013, with phase-in periods that are consistent with Basel III. On Nov. 9, 2012, the agencies confirmed that the proposed rules would not become effective on Jan. 1, 2013, but without specifying the effectiveness date that would apply. If these rules when adopted preserve the Basel III implementation schedule, they are expected to be fully phased-in by Jan. 1, 2019. The NPRs provided that the risk-weightings in the new standardized approach, discussed below, would not become effective until Jan. 1, 2015.

General Risk-Based Capital Rules

Under the general risk-based capital rules, the risk-based capital ratio is determined by dividing the sum of the capital components described further below, by risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit). The general risk-based capital rules provide that voting common stockholders’ equity should be the predominant element within Tier 1 capital and that

90     BNY Mellon

Supervision and Regulation (continued)

banks should avoid over-reliance on non-common equity elements. Risk-adjusted assets are determined by classifying assets and certain off-balance sheet items into weighted categories. The required minimum ratio of Total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets is currently 8.0%. The required minimum ratio of Tier 1 capital to risk-adjusted assets is 4.0%. These rules are minimum standards based primarily on broad credit-risk considerations and do not take into account the other types of risk to which a banking organization may be exposed. The federal banking agencies retain significant discretion to set higher capital requirements for categories of banks, or for an individual bank as situations warrant. At Dec. 31, 2012, BNY Mellon’s Basel I Tier 1 capital to risk-adjusted assets and Total capital to risk-adjusted assets ratios were 15.0% and 16.3%, respectively.

Advanced Approaches Risk-Based Capital Rules

The U.S. banking agencies’ Advanced Approaches risk-based capital rules, which, as noted above are based on Basel II’s Advanced Approaches, became effective on April 1, 2008. Under these rules, 2009 was the first year that a bank could begin its first of three transitional floor periods during which banks calculate their capital requirements under both the old regulations and new regulations. The rules originally provided that Advanced Approaches banks would calculate their capital requirements only under the new Basel II-based requirements after completion of a successful parallel run and the three transitional floor periods. In the U.S., we began the parallel run of calculations under both the old and new guidelines in the second quarter of 2010. Our capital models are currently with the Federal Reserve for their approval. In response to a Dodd-Frank requirement, the federal banking agencies have amended their capital rules to provide that minimum capital as required under the general risk-based capital rules will act as a floor for minimum capital requirements calculated in accordance with the advanced approaches rules. Accordingly, the three-year transition to calculations only under the Basel II-based requirements will be eliminated.

The NPRs – Basel II and the New Standardized Approach

The NPRs released by the U.S. banking agencies are generally consistent with the Basel III accord and would redefine the components of capital in the numerators of regulatory capital ratios in a more narrow way than existing standards, increase the minimum risk-based capital ratios under both the agencies’ advanced approaches and general risk-based capital guidelines, and primarily, with respect to securitizations and exposures to certain counterparties, change the measure of risk-weighted assets in the denominators of regulatory capital ratios. The NPRs, like Basel III, provide for a number of new deductions from and adjustments to Tier 1 common equity. These include, for example, providing that unrealized gains and losses on all available for sale debt securities would not be filtered out for regulatory capital purposes, and the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income, defined pension fund assets and significant investments in non-consolidated financial entities be deducted from Tier 1 common equity to the extent that any one such category exceeds 10% of Tier 1 common equity or all such categories in the aggregate exceed 15% of Tier 1 common equity. At Dec. 31, 2012, we did not exceed either threshold. In addition, the NPRs would redefine regulatory capital elements resulting in, among other things, cumulative perpetual preferred stock and trust preferred instruments no longer qualifying as Tier 1 capital, subject to a phase-out schedule.

The NPRs, consistent with Basel III require higher capital ratios for all banking institutions. As a result, when fully phased-in on Jan. 1, 2019, banking institutions will be required to satisfy three risk-based capital ratios:

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

All banking institutions will be subject to a minimum leverage ratio of 4.0% after giving effect to the NPRs (calculated as the ratio of Tier 1 capital to quarterly average consolidated total assets as reflected on the institution’s consolidated financial statements, net of amounts deducted from capital). Additionally, the NPRs, consistent with Basel III, would subject Advanced Approaches banking institutions to a supplementary leverage ratio commencing Jan. 1, 2015 with full implementation on Jan. 1, 2018. The

BNY Mellon     91

Supervision and Regulation (continued)

new supplementary leverage ratio would be calculated as the ratio of Tier 1 capital to average balance sheet exposures plus certain average off-balance sheet exposures.

The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of Tier 1 common equity to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) are expected to face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The NPRs apply Basel III’s capital conservation buffer to all banking institutions, but apply its countercyclical capital buffer, when applicable, only to advanced approaches banks. The NPRs permit advanced approaches institutions, such as BNY Mellon, to calculate both the capital conservation buffer and the countercyclical capital buffer using solely Advanced Approaches risk-weightings, rather than applying a floor based on the general risk-based capital rules.

In November 2011, the Basel Committee announced the final framework for applying a new Tier 1 common equity surcharge to certain global systemically important banks (“G-SIBs”), including BNY Mellon. In its Proposed SIFI Rules and the NPRs, the Federal Reserve indicated that it intends to propose, in a separate rulemaking, a Tier 1 common equity surcharge for G-SIBs based on the Basel Committee’s final rules. In November 2012, the Basel Committee and the Financial Stability Board updated the list of G-SIBs, and identified provisional Tier 1 common equity surcharges applicable to each G-SIB, including BNY Mellon. Each G-SIB would initially be assigned to one of four “buckets”, with the capital surcharges for those buckets ranging from 1% to 2.5%. In November 2012, BNY Mellon was provisionally assigned to the 1.5% capital surcharge bucket.

At Dec. 31, 2012, our estimated Basel III Tier 1 common equity ratio was 9.8%, on a fully phased-in basis, based on our understanding of the NPRs and the final market risk rules and calculated under the Advanced Approaches basis, as proposed to be amended by the NPRs. The increase in the ratio from 7.1% at Dec. 31, 2011, which was calculated under prior Basel III guidance and the proposed market risk rule, was primarily due to a reduction in risk-weighted assets related to the treatment of sub-investment grade securities under the NPRs, earnings retention and an increase in the value of the investment portfolio, partially offset by balance sheet growth in 2012. We expect the approximately $850 million charge related to the Feb. 11, 2013 U.S. Tax Court ruling will decrease the Basel III Tier 1 common equity ratio by approximately 55 basis points. We believe that our fee-based model enables us to maintain a relatively low risk asset mix, primarily composed of high-quality securities, central bank deposits, liquid placements and predominantly investment grade loans.

The components of the NPRs related to the standardized approach would amend the agencies’ Basel I risk-based capital guidelines and replace the risk-weighting categories currently used to calculate risk-weighted assets in the denominator of capital ratios with a broader array of risk weighting categories that are intended to be more risk sensitive. The new risk-weights for the standardized approach range from 0% to 600% compared with the risk-weights of 0% to 100%, in general, in the agencies’ existing Basel I risk-based capital guidelines. Higher risk-weights would apply to a variety of exposures, including certain securitization exposures, equity exposures, claims on securities firms and exposures to counterparties on OTC derivatives. Compared with Basel I, the risk-weighting changes likely to have significance for BNY Mellon are the replacement of the 20% risk-weight for banks with OECD country risk classification ratings, increased risk-weights for residential mortgages, the removal of the 50% risk-weight cap on derivative transactions, the 100% risk-weight for exposures to securities firms, and the elimination of the 0% risk-weight for commitments of less than one year. In addition, advanced approaches banking organizations will calculate risk-based capital ratios under both the generally applicable standardized approach and the advanced approaches rule, and then use the lower of each capital ratio to determine whether it meets its minimum risk-based capital requirements.

Liquidity Ratios under Basel III

Historically, regulation and monitoring of bank and BHC liquidity have been addressed as a supervisory matter, both in the U.S. and internationally, without required formulaic measures. The Basel III final framework requires banks and BHCs to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as

92     BNY Mellon

Supervision and Regulation (continued)

the liquidity coverage ratio (“LCR”), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio (“NSFR”), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. The Basel III liquidity framework, as modified in January 2013, contemplates that the LCR will be introduced Jan. 1, 2015 with the minimum requirement beginning at 60%, rising in equal annual steps of 10 percentage points to reach 100% on Jan. 1, 2019. Similarly, it contemplates that the NSFR will be subject to an observation period through mid-2016 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard by Jan. 1, 2018.

The Proposed SIFI Rules address liquidity requirements for certain U.S. BHCs, including BNY Mellon. In the release accompanying those rules, the Federal Reserve states a general intention to incorporate the Basel III liquidity framework for the BHCs covered by the Proposed SIFI Rules or a “subset” of those BHCs. Although the Proposed SIFI Rules do not include prescriptive ratios like the LCR and NSFR, they do include detailed liquidity-related requirements, including requirements for cash flow projections, liquidity stress testing (including, at a minimum, over time horizons that include an overnight time horizon, a 30-day time horizon, a 90-day time horizon and a one-year time horizon), and a requirement that covered BHCs maintain a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows and the projected loss or impairment of existing funding sources for 30 days over a range of liquidity stress scenarios.

Prompt Corrective Action

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized”, “adequately capitalized”, “undercapitalized”, “significantly undercapitalized” and “critically undercapitalized”. A depository institution is deemed to be “well capitalized” if the depository institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater, and the institution is not subject to an order, written agreement, capital directive or prompt corrective action directive to meet and maintain a specific level for any capital measure. The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the capital category in which an institution is classified. The U.S. banking agencies’ capital NPRs, discussed above under “Capital Requirements”, would amend the prompt corrective action requirements in certain respects, including adding the Basel III Tier 1 common equity risk-based capital ratio as one of the metrics (with a minimum of 6.5% for “well capitalized” status), increasing the Tier 1 risk-based capital ratio required at various levels (for example, from 6.0% to 8.0% for “well capitalized” status), and, for advanced approaches banks only, adding the Basel III-based supplementary leverage ratio at a minimum of 3% for “adequately capitalized” status.

At Dec. 31, 2012, all of our bank subsidiaries were “well capitalized” based on the ratios and guidelines noted above. A bank’s capital category, however, is determined solely for the purpose of applying the prompt corrective action rules and may not be an accurate representation of the bank’s overall financial condition or prospects.

Volcker Rule

Dodd-Frank mandated that the U.S. banking agencies, the SEC and CFTC adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain hedge funds and private equity funds. This provision is commonly called the Volcker Rule. While the Volcker Rule’s statutory provisions became effective on July 21, 2012, the Federal Reserve issued interim guidance on April 19, 2012 that provided that banks and their affiliates must conform their covered activities and investments with the final Volcker Rule regulations by July 21, 2014. Banks and their affiliates are expected to engage in good-faith efforts that will result in conformance of all of their covered activities and investments by no later than the end of the conformance period. The Volcker Rule regulations have yet to be finalized and adopted. Regulators have proposed rules to implement the Volcker Rule, and until those rules are finalized, their application and impact will remain uncertain. BNY Mellon may be affected by an overly inclusive designation of covered funds, which could affect our ability to provide seed

BNY Mellon     93

Supervision and Regulation (continued)

capital to launch new hedge funds, private equity funds and other covered funds. In addition, our ability to engage in certain transactions with covered funds (including, without limitation, certain U.S. funds for which BNY Mellon acts as both sponsor/manager and custodian) could be affected. This latter provision may also affect BNY Mellon’s ability to perform certain traditional custodial operational activities for these covered funds.

Derivatives

U.S. regulators are in the process of implementing comprehensive rules governing the supervision, structure, trading and regulation of cleared and over-the-counter derivatives markets and participants. Dodd-Frank requires a large number of rulemakings in this area, many of which are not yet final. Once these rules are finalized, they could affect the way various BNY Mellon subsidiaries operate, and changes to the markets and participants will impact business models and profitability of certain BNY Mellon subsidiaries.

Money Market Fund Reforms

Authorities have also focused on risks that money market funds may pose to financial stability. In November 2012, the Financial Stability Oversight Council proposed several recommendations for money market mutual fund reform, which include requiring money market funds to use a floating net asset value, requiring them to maintain a capital buffer of up to 1% of a fund’s value coupled with a holdback of 3 to 5% on redemptions to create a “first loss” position and discourage runs, and requiring them to maintain a capital buffer of up to 3% of a fund’s value combined with other measures, such as investment diversification requirements, minimum liquidity levels, and/or more robust diversification requirements. It is premature to predict the outcome of these discussions and proposals, but regulatory changes to the money market fund industry could materially impact the operations and profitability of BNY Mellon.

Tri-Party Repo Reform

BNY Mellon offers tri-party agent services to dealers and cash investors active in the tri-party repurchase, or repo, market. As a tri-party repo agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and a cash investor agree to a tri-party repo trade and send instructions to us. We maintain custody of the collateral (the subject securities of the repo) and execute the payment and delivery instructions agreed to and provided by the principals.

Regulatory agencies worldwide have begun to re-examine systemic risks in various financial markets, including the tri-party repo market, in which we act as a tri-party repo agent. The Payment Risk Committee of the Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market and to decide what changes should be implemented so that such risks may be mitigated or avoided in the future. The Task Force issued its recommendations on May 17, 2010 and its final report regarding the tri-party repo market on Feb. 15, 2012. BNY Mellon is working to implement recommendations by the Task Force to significantly reduce the risk associated with the secured intraday credit we provide with respect to the tri-party repo market. BNY Mellon has implemented several measures in that regard, including reducing the amount of time we extend intraday credit, implementing three-way trade confirmations, and automating the way dealers can substitute collateral in their tri-party repo trades. Additionally, in 2013, we have limited the eligibility for intraday credit associated with tri-party repo transactions to certain more liquid asset classes that will result in a reduction of exposures secured by less liquid forms of collateral by dealers. We anticipate that the combination of these measures will have reduced risks substantially in our tri-party repo activity in the near term and, together with technology enhancements currently in development, will achieve the practical elimination of intraday credit in this activity by the end of 2014.

Since May 2010, the Federal Reserve Bank of New York has released monthly reports on the tri-party repo market, including information on aggregate volumes of collateral used in all tri-party repo transactions by asset class, concentrations, and margin levels, which is available at http://www.newyorkfed.org/tripartyrepo/margin_data.html.

Resolution Planning

As required by the Dodd-Frank Act, the Federal Reserve and FDIC jointly issued a final rule requiring certain organizations, including each BHC with consolidated assets of $50 billion or more, to report periodically to regulators a resolution plan for its rapid and orderly resolution in the event of material financial distress or failure. In addition, the FDIC

94     BNY Mellon

Supervision and Regulation (continued)

issued a final rule that requires insured depository institutions with $50 billion or more in total assets, such as The Bank of New York Mellon, to submit to the FDIC periodic plans for resolution in the event of the institution’s failure.

The two resolution plan rules are complementary and we submitted our initial resolution plan in conformity with both rules on Oct. 1, 2012. The public portions of our resolution plan are available on the FDIC’s website. We are required to submit updated resolution plans annually by July 1. Resolution planning efforts might also become required in foreign jurisdictions where we have operations, and we submitted the first phase of our UK resolution pack to the Financial Services Authority (“FSA”) in June of 2012.

Insolvency of an Insured Depository Institution or a Bank Holding Company

If the FDIC is appointed as conservator or receiver for an insured depository institution such as The Bank of New York Mellon or BNY Mellon, N.A., upon its insolvency or in certain other events, the FDIC has the power:

•	to transfer any of the depository institution’s assets and liabilities to a new obligor, including a newly formed “bridge” bank without the approval of the depository institution’s creditors;
•	to enforce the terms of the depository institution’s contracts pursuant to their terms without regard to any provisions triggered by the appointment of the FDIC in that capacity; or
•

to repudiate or disaffirm any contract or lease to which the depository institution is a party, the performance of which is determined by the FDIC to be burdensome and the disaffirmance or repudiation of which is determined by the FDIC to promote the orderly administration of the depository institution.

In addition, under federal law, the claims of holders of domestic deposit liabilities and certain claims for administrative expenses against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution, including claims of debt holders of the institution, in the “liquidation or other resolution” of such an institution by any receiver. As a result, whether or not the FDIC ever sought to repudiate any debt obligations of The Bank of New York Mellon or BNY Mellon, N.A., the debt holders would be treated differently from, and could receive, if anything, substantially less than, the depositors of the bank.

The Dodd-Frank Act created a new resolution regime (known as the “orderly liquidation authority”) for systemically important non-bank financial companies, including BHCs and their affiliates. Under the orderly liquidation authority, the FDIC may be appointed as receiver for the systemically important institution, and its failed non-bank subsidiaries, for purposes of liquidating the entity if, among other conditions, it is determined at the time of the institution’s failure that it is in default or in danger of default and the failure poses a risk to the stability of the U.S. financial system.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the powers of the receiver, and the rights and obligations of creditors and other parties who have dealt with the institution, would be determined under the Dodd-Frank Act provisions, and not under the insolvency law that would otherwise apply. The powers of the receiver under the orderly liquidation authority were based on the powers of the FDIC as receiver for depository institutions under the FDI Act. However, the provisions governing the rights of creditors under the orderly liquidation authority were modified in certain respects to reduce disparities with the treatment of creditors’ claims under the U.S. Bankruptcy Code as compared to the treatment of those claims under the new authority. Nonetheless, substantial differences in the rights of creditors exist as between these two regimes, including the right of the FDIC to disregard the strict priority of creditor claims in some circumstances, the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings), and the right of the FDIC to transfer claims to a “bridge” entity.

The orderly liquidation authority provisions of the Dodd-Frank Act became effective upon enactment. However, a number of rulemakings are required under the terms of Dodd-Frank, and a number of provisions of the new authority require clarification. The FDIC has completed its initial phase of rulemaking under the orderly liquidation authority, but additional rules are under consideration. These rules may affect the manner in which the new authority is applied, particularly with respect to broker-dealer and futures commission merchant subsidiaries of BHCs.

Depositor Preference

Under federal law, depositors and certain claims for administrative expenses and employee compensation against an insured depository institution are afforded a

BNY Mellon     95

Supervision and Regulation (continued)

priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the “liquidation or other resolution” of such an institution by any receiver. The FSA published a consultation paper in Sept. 2012 concerning the implications of national depositor preference regimes of countries not within the European Economic Area (“EEA”) (including, among others, the U.S.) that prioritize the claims of home-country depositors over those of depositors outside the home country if a deposit taking banking organization becomes insolvent. The proposed new FSA rules would prohibit firms, including BNY Mellon, from non-EEA countries that operate such regimes from accepting deposits through a UK branch, unless measures are introduced to eliminate the perceived disadvantage to UK depositors caused by the subordination of their claims in favor of home country depositors. The proposal would also require certain depositor notice undertakings. The FSA initially intended that these new standards would start to take effect by January 2013, with a full compliance deadline of January 2015, but the consultation period for its proposal was extended to Jan. 31, 2013. The FDIC recently initiated a related rulemaking to clarify the treatment of non-U.S. deposits in a bank resolution and for deposit insurance purposes.

Transactions with Affiliates and Insiders

Transactions between BNY Mellon’s bank subsidiaries, on the one hand, and BNY Mellon and its non-bank subsidiaries, on the other, are regulated by the Federal Reserve. These regulations limit the types and amounts of transactions (including loans due and extensions of credit from the U.S. bank subsidiaries) that may take place and generally require those transactions to be on an arm’s-length basis. These regulations generally do not apply to transactions between a U.S. bank subsidiary and its subsidiaries. In general, these restrictions require that any extensions of credit by a BNY Mellon bank subsidiary to BNY Mellon or to a BNY Mellon non-bank subsidiary must be secured by designated amounts of specified collateral and are limited, as to any one of BNY Mellon or such non-bank affiliates, to 10% of the lending bank’s capital stock and surplus, and, as to BNY Mellon and all such non-bank affiliates in the aggregate, to 20% of such lending bank’s capital stock and surplus.

The Dodd-Frank Act significantly expanded the coverage and scope of the limitations on affiliate transactions within a banking organization. For example, commencing in July 2012, the Dodd-Frank

Act required that the 10% of capital limit on covered transactions apply to financial subsidiaries. Commencing in July 2012, Dodd-Frank also expanded the definition of a “covered transaction” to include derivatives transactions and securities lending transactions with a non-bank affiliate under which a bank (or its subsidiary) has credit exposure (with the term “credit exposure” to be defined by the Federal Reserve under its existing rulemaking authority). Collateral requirements will apply to such transactions as well as to certain repurchase and reverse repurchase agreements.

Deposit Insurance

Our U.S. banking subsidiaries, including The Bank of New York Mellon and BNY Mellon, N.A., accept deposits, and those deposits have the benefit of FDIC insurance up to the applicable limit. The current limit for FDIC insurance for deposit accounts is $250,000 for each depositor account. For noninterest-bearing transaction accounts, temporary unlimited deposit insurance coverage ceased on January 1, 2013. Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the insured depository institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency.

The FDIC’s Deposit Insurance Fund (the “DIF”) is funded by assessments on insured depository institutions. The FDIC assesses DIF premiums based on a bank’s average consolidated total assets, less the average tangible equity of the insured depository institution during the assessment period. For larger institutions, such as The Bank of New York Mellon and BNY Mellon, N.A., assessments are determined based on CAMELS ratings and forward-looking financial measures to calculate the assessment rate, which is subject to adjustments by the FDIC, and the assessment base.

The Dodd-Frank Act also directed the FDIC to determine whether and to what extent adjustments to the assessment base are appropriate for custody banks. During 2011, the FDIC concluded that certain liquid assets could be excluded from the deposit insurance assessment base of custody banks that satisfy certain institutional eligibility criteria. This has the effect of reducing the amount of DIF insurance premiums due from custody banks. The Bank of New York Mellon is a custody bank for this purpose. The custody bank assessment adjustment may not exceed total

96     BNY Mellon

Supervision and Regulation (continued)

transaction account deposits identified by the institution as being directly linked to a fiduciary or custody and safekeeping asset.

Source of Strength and Liability of Affiliates

Federal Reserve policy historically has required BHCs to act as a source of strength to their bank subsidiaries and to commit capital and financial resources to support those subsidiaries. The Dodd-Frank Act codified this policy as a statutory requirement. Such support may be required by the Federal Reserve at times when we might otherwise determine not to provide it. In addition, any loans by BNY Mellon to its bank subsidiaries would be subordinate in right of payment to depositors and to certain other indebtedness of its banks. In the event of a BHC’s bankruptcy, any commitment by the BHC to a federal bank regulator to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, in certain circumstances BNY Mellon’s insured depository institutions could be assessed for losses incurred by another BNY Mellon insured depository institution. In the event of impairment of the capital stock of one of BNY Mellon’s national banks or The Bank of New York Mellon, BNY Mellon, as the banks’ stockholder, could be required to pay such deficiency.

Incentive Compensation Arrangements Proposal

The Dodd-Frank Act requires federal regulators to prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions. On April 14, 2011, federal regulators including the FDIC, the Federal Reserve and the SEC, issued a proposed rule which, among other things, would require certain executive officers of covered financial institutions with total consolidated assets of $50 billion or more, such as ours, to defer at least 50% of their annual incentive-based compensation for a minimum of three years. The comment period on the proposed rule closed May 31, 2011. Final regulations have not been issued as of this date.

Anti-Money Laundering and the USA Patriot Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 contains numerous anti-money laundering requirements for financial institutions that are applicable to BNY Mellon’s bank, broker-dealer and investment adviser subsidiaries and mutual funds and private investment companies advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons.

Privacy

The privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including BNY Mellon, from disclosing nonpublic personal financial information of consumer customers to third parties for certain purposes (primarily marketing) unless customers have the opportunity to “opt out” of the disclosure. The Fair Credit Reporting Act restricts information sharing among affiliates for marketing purposes.

Acquisitions

Federal and state laws impose notice and approval requirements for mergers and acquisitions involving depository institutions or BHCs. The BHC Act requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a BHC of more than 5% of any class of the voting shares or all or substantially all of the assets of a commercial bank, savings and loan association or BHC. In reviewing bank acquisition and merger applications, the bank regulatory authorities will consider, among other things, the competitive effect of the transaction, financial and managerial issues including the capital position of the combined organization, convenience and needs factors, including the applicant’s record under the Community Reinvestment Act of 1977 which requires U.S. banks to help serve the credit needs of their communities (including credit to low and moderate income individuals and geographies) and the effectiveness of the subject organizations in combating money laundering activities. In addition, prior Federal Reserve approval would be required for certain large non-banking acquisitions and investments.

Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements

BNY Mellon is regulated as a BHC and a financial holding company (“FHC”) under the Bank Holding

BNY Mellon     97

Supervision and Regulation (continued)

Company Act of 1956, as amended by the Gramm-Leach-Bliley Act and by the Dodd-Frank Act (the “BHC Act”). We are subject to supervision by the Federal Reserve. In general, the BHC Act limits a BHC’s business activities to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, engaging in activities incidental to banking, and engaging in any activity, or acquiring and retaining the shares of any company engaged in any activity, that is either financial in nature or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

A BHC’s ability to maintain FHC status is dependent upon a number of factors, including:

•

its U.S. depository institution subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the prompt corrective regulations of the appropriate regulatory agency (discussed above under “Prompt Corrective Action”); and

•	the BHC itself, qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations.

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, or make acquisitions, that are not generally permissible for BHCs without FHC status or to continue such activities.

The Bank of New York Mellon, which is BNY Mellon’s largest bank subsidiary, is a New York state chartered bank, a member of the Federal Reserve System and subject to regulation, supervision and examination by the Federal Reserve and the New York State Department of Financial Services. BNY Mellon’s national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association, are chartered as national banking associations subject to primary regulation, supervision and examination by the OCC.

We operate a number of broker-dealers that engage in securities underwriting and other broker-dealer activities in the United States. These companies are SEC-registered broker-dealers and members of Financial Industry Regulatory Authority, Inc. (“FINRA”), a securities industry self-regulatory organization. BNY Mellon’s non-bank subsidiaries engaged in securities-related activities are regulated by supervisory agencies in the countries in which they conduct business. Certain of BNY Mellon’s public finance and advisory activities are regulated by the Municipal Securities Rulemaking Board. Certain of BNY Mellon’s subsidiaries are registered with the CFTC as commodity pool operators or commodity trading advisors and, as such, are subject to CFTC regulation. BNY Mellon also has a subsidiary that clears futures and derivatives trades on behalf of institutional clients and is registered with the CFTC as a futures commission merchant and is a member of the National Futures Association. The Bank of New York Mellon provisionally registered as a Swap Dealer (as defined in the Dodd-Frank Act) with the CFTC, through the National Futures Association. As a Swap Dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC. In connection with certain Dodd-Frank clearing requirements, The Bank of New York Mellon became a member of LCH Clearnet Limited’s SwapClear interest rate swap clearing service in 2012.

Certain of our subsidiaries are registered investment advisors under the Investment Advisers Act of 1940, as amended, and as such are supervised by the SEC. They are also subject to various U.S. federal and state laws and regulations and to the laws and regulations of any countries in which they conduct business. Our subsidiaries advise both public investment companies which are registered with the SEC under the Investment Company Act of 1940 (the “’40 Act”), including the Dreyfus family of mutual funds, and private investment companies which are not registered under the ‘40 Act.

Certain of our investment management, trust and custody operations provide services to employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), administered by the U.S. Department of Labor. ERISA imposes certain statutory duties, liabilities, disclosure obligations, and restrictions on fiduciaries, as applicable, related to the services being performed and fees being paid. Certain proposed expansions of the definition of a fiduciary could require certain BNY Mellon businesses to modify their practices, which could adversely affect results of such businesses.

Operations and Regulations Outside of the United States

In Europe, The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) is a public limited liability company incorporated under the laws of Belgium.

98     BNY Mellon

Supervision and Regulation (continued)

BNY Mellon SA/NV, which has been granted a banking license by the National Bank of Belgium, is authorized to carry out all banking and savings activities as a credit institution. BNY Mellon SA/NV conducts its activities in Belgium as well as through branch offices in the United Kingdom, Luxembourg, the Netherlands, France and Germany.

Effective Feb. 1, 2013, The Bank of New York Mellon (Ireland) Limited (the “Irish Bank”) merged with the BNY Mellon SA/NV. As part of the merger process, BNY Mellon SA/NV established a branch in Ireland. As of and from Feb. 1, 2013, this branch carries on the business activity in Ireland which was previously conducted by the Irish Bank.

Certain of our financial services operations in the UK are subject to regulation by and supervision of the FSA. The FSA has broad supervisory and disciplinary powers, which include the power to revoke the authorization to carry on regulated business following a breach of the UK Financial Services and Markets Act 2000 (“FSMA 2000”) and/or regulatory rules, the suspension of registered employees and censures and fines for both regulated businesses and their registered employees. The FSA regulates The Bank of New York Mellon (International) Limited, our UK-chartered bank, as well as the UK branches of The Bank of New York Mellon and BNY Mellon SA/NV. In addition, the FSA regulates our trust and depositary and certain of our corporate trust businesses. Certain of BNY Mellon’s UK incorporated subsidiaries are authorized to conduct investment business in the UK pursuant to the FSMA 2000. Their investment management advisory activities and their sale and marketing of retail investment products are regulated by the FSA. Certain UK investment funds, including BNY Mellon Investment Funds, an open-ended investment company with variable capital advised by UK-regulated subsidiaries of BNY Mellon, are registered with the FSA and are offered for retail sale in the UK. The UK government has announced that it intends to abolish the FSA and to establish in its place three new regulatory bodies, the Financial Policy Committee, the Prudential Regulation Authority and the Financial Conduct Authority. All changes are expected to take effect early- to mid-2013.

The European Union (“EU”) Commission has proposed a regulation conferring powers on the European Central Bank (the “ECB”) for the prudential supervision of all banks in the Eurozone, with a mechanism for non-euro countries to join on a voluntary basis. The ECB and EU Member State National Competent Authorities will together be a

Single Supervisory Mechanism (“SSM”). Key proposals address the scope of those credit institutions that will fall within the SSM, how they will be supervised and regulated and the investigation, enforcement and other powers of the ECB. Certain of BNY Mellon’s European subsidiaries would fall within the SSM, including most likely BNY Mellon SA/NV. In addition, a Recovery and Resolution Directive has been proposed and is expected to be voted on in the European Parliament in early- to mid- 2013. This Directive would set out a recovery and resolution framework for the EU, similar in some respects to the Federal Reserve’s and FDIC’s resolution plan rules described above under “Resolution Planning”, and would provide a minimum set of harmonized tools and powers to resolve or implement recovery of relevant credit institutions and other firms and entities, including branches of non-EEA banks operating within the EEA. Key elements include the preparation of recovery and resolution plans; removing barriers to resolution; entering into intra-group financial support arrangements; giving relevant EEA regulators responsible for supervision, powers to impose certain requirements on an institution that is in financial difficulty before resolution actions become necessary; and giving authorities a set of resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution and the power to require a firm to change their legal or operating structure to remove impediments to resolvability. Various BNY Mellon subsidiaries and branches are expected to fall within the scope of this Directive.

In addition, the Capital Requirements Directive IV (and related Regulation) (“CRD IV”) will affect BNY Mellon’s EU subsidiaries by implementing Basel III and other changes, including the enhancement of the quality of capital, and the strengthening of capital requirements for counterparty credit risk, resulting in higher capital requirements. Elements of CRD IV will apply not only to BNY Mellon banking branches and subsidiaries but also to investment management and brokerage entities.

Our Investment Management and Investment Services businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds. Various new and revised European Directives will impact our provision of these services, including revisions to the Markets in Financial Instruments Directive, the new Alternative Investment Fund

BNY Mellon     99

Supervision and Regulation (continued)

Managers Directive, the Directive on Undertakings for Collective Investments in Transferable Securities, the Central Securities Depository Regulation, the European Market Infrastructure Regulation and the Securities Law Legislation. These new and revised European Directives will impact our operations and risk profile and provide new opportunities for the provision of BNY Mellon products and services.

The types of activities in which the foreign branches of our banking subsidiaries and our international subsidiaries may engage are subject to various restrictions imposed by the Federal Reserve. Those foreign branches and international subsidiaries are also subject to the laws and regulatory authorities of the countries in which they operate and, in the case of banking subsidiaries, may be subject to regulatory capital requirements in the jurisdictions in which they operate. As of Dec. 31, 2012, each of BNY Mellon’s non-U.S. banking subsidiaries had capital ratios above their specified minimum requirements.

100     BNY Mellon

Recent Accounting Developments

Recently Issued Accounting Standards

ASU 2011-11—Disclosures about Offsetting Assets and Liabilities

In December 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU 2011-11”), “Disclosures about Offsetting Assets and Liabilities”. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. This scope would include derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The objective of this disclosure is to facilitate comparison between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. The amendments are effective for reporting periods beginning on or after Jan. 1, 2013. An entity would be required to provide the disclosures required by those amendments retrospectively for all comparative periods presented. Additionally, on Jan. 31, 2013 the FASB issued ASU No. 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 clarifies that ordinary trade receivables and receivables are not in the scope of ASU No. 2011-11. This ASU will not impact our results of operations.

ASU 2012-02—Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment”. This guidance allows an entity an option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. If the intangible asset is impaired, an entity is required to perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired. An entity choosing to perform the qualitative assessment would need to identify and consider the events and circumstances that, individually or in the aggregate, most significantly affect an indefinite-lived intangible asset’s fair value. Examples of events and circumstances that should be considered, include deterioration in the entity’s operating environment, entity-specific events, such as a change in management, and overall financial performance, such as negative or declining cash flows. An entity also should consider any positive and mitigating events and circumstances, as well as whether there have been changes to the carrying amount of the indefinite-lived intangible asset. An entity can choose to perform the qualitative assessment on none, some, or all of its indefinite-lived intangible assets. An entity can bypass the qualitative assessment and perform the quantitative impairment test for any indefinite-lived intangible in any period. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after Sept. 15, 2012.

ASU 2013-02—Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This ASU requires the presentation of the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income – but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and a cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. However, it will not amend the current requirements for the reporting of net income or other comprehensive income in the financial statements. The amendments are effective for reporting periods beginning after Dec. 15, 2012.

Proposed Accounting Standards

Proposed ASU—Revenue from Contracts with Customers

In June 2010, the FASB issued a proposed ASU, “Revenue from Contracts with Customers”. This proposed ASU is the result of a joint project of the FASB and the IASB to clarify the principles for recognizing revenue and develop a common standard for U.S. GAAP and IFRS. This proposed ASU would establish a broad principle that would require an entity to identify the contract with a customer, identify the separate performance obligations in the contract, determine the transaction price, allocate the transaction price to the separate performance obligations and recognize revenue when each separate

BNY Mellon     101

Recent Accounting Developments (continued)

performance obligation is satisfied. In 2011, the FASB and the IASB revised several aspects of the original proposal to include distinguishing between goods and services, segmenting contracts, accounting for warranty obligations and deferring contract origination costs.

In November 2011, the FASB re-exposed the proposed ASU. A final standard is expected to be issued in 2013. A retrospective application transition method would be permitted, but the FASB and IASB provides a practicable expedient to reduce the burden on preparers. The FASB and IASB tentatively decided that the effective date of the proposed standard would be annual reporting periods beginning on or after Jan. 1, 2017.

Proposed ASU—Principal versus Agent Analysis

In November 2011, the FASB issued a proposed ASU “Principal versus Agent Analysis”. This proposed ASU would rescind the 2010 indefinite deferral of FAS 167 for certain investment funds, including mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds, and amends the pre-existing guidance for evaluating consolidation of voting general partnerships and similar entities. The proposed ASU also amends the criteria for determining whether an entity is a variable interest entity under FAS 167, which could affect whether an entity is within its scope. Accordingly, certain funds that previously were not consolidated must be reviewed to determine whether they will now be required to be consolidated. The proposed accounting standard will continue to require BNY Mellon to determine whether or not it has a variable interest in a variable interest entity. However, consolidation of its variable interest entity and voting general partnership asset management funds will be based on whether or not BNY Mellon, as the asset manager, uses its power as a decision maker as either a principal or an agent. Based on a preliminary review of the proposed ASU, we do not expect to be required to consolidate additional mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds. In addition, we expect to de-consolidate a substantial portion of the CLOs we currently consolidate, with further deconsolidation possible depending on future changes to BNY Mellon’s investment in subordinated notes. The FASB is currently evaluating comment letters received. A final ASU is expected to be issued during the second quarter of 2013.

FASB and IASB project on Leases

In August 2010, the FASB and IASB issued a joint proposed ASU, “Leases”. FASB has tentatively decided that lessees would apply a “right-of-use” accounting model. This would require the lessee to recognize both a right-of-use asset and a corresponding liability to make lease payments at the lease commencement date, both measured at the present value of the lease payments. The right-of-use asset would be amortized on a systematic basis that would reflect the pattern of consumption of the economic benefits of the leased asset. The liability to make lease payments would be subsequently de-recognized over time by applying the effective interest method to apportion the periodic payment to reductions in the liability to make lease payments and interest expense. Lessors would account for leases by applying a “receivable and residual” accounting approach for those leases where the lessee acquires and consumes more than an insignificant portion of the underlying asset over the lease term. The lessor would recognize a right to receive lease payments and a residual asset at the date of the commencement of the lease. The lessor would initially measure the right to receive lease payments at the sum of the present value of the lease payments, discounted using the rate the lessor charges the lessee. The lessor would initially measure the residual asset as an allocation of the carrying amount of the underlying asset and would subsequently measure the residual asset by accreting it over the lease term, using the rate the lessor charges the lessee. The FASB is expected to re-expose the standard during 2013.

Proposed ASU—Financial Instruments—Credit Losses

In December 2012, the FASB issued a proposed ASU, “Financial Instruments-Credit Losses”. This proposed ASU would result in a single model to account for credit losses on financial assets. The proposal would remove the probable threshold for recognizing credit losses and require an estimate of the contractual cash flows an entity does not expect to collect on financial assets not measured at fair value through the income statement. The proposal would also change current practice for recognizing other-than-temporary impairment and interest income on debt securities. In addition, the proposal would result in the recognition of an allowance for credit losses for nearly all types of debt instruments. The proposal would expand the credit quality disclosures to require information about changes in the factors that influence estimates of credit losses and the reasons for those changes. Comments on this proposed ASU are due on April 30, 2013.

102     BNY Mellon

Recent Accounting Developments (continued)

Proposed ASU—Effective Control for Transfers with Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings

In January 2013, the FASB issued a proposed ASU, “Effective Control for Transfers with Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings.” This proposed ASU would require certain repurchase agreements to be accounted for as secured borrowings. For repurchase agreements and similar transactions accounted for as secured borrowings, an entity would be required to disclose the carrying value of the borrowing disaggregated by the type of collateral pledged. Comments on this proposed ASU are due on March 29, 2013.

Proposed ASU—Recognition and Measurement of Financial Assets and Financial Liabilities

In February 2013, the FASB issued a proposed ASU, “Recognition and Measurement of Financial Assets and Financial Liabilities.” This proposed ASU would affect entities that hold financial assets and liabilities and would change the methodology related to recognition, classification, measurement and presentation of financial instruments. The scope of the proposed ASU would exclude instruments classified in shareholder’s equity, share-based arrangements, pension plans, leases, guarantees and derivative instruments accounted under ASC 815. Financial assets would be classified and measured based on the instrument’s cash flow characteristics and an entity’s business model for managing the instrument. Financial liabilities would generally be measured initially at their transaction price. The proposal includes three principal classification and measurement categories: (1) fair value for which all changes in fair value are recognized in net income; (2) fair value with qualifying changes in fair value recognized in other comprehensive income; and (3) amortized cost. This proposed ASU requires financial assets and liabilities to be presented separately on the balance sheet by measurement category. In addition, the fair value of financial assets and liabilities accounted for under amortized cost would be presented parenthetically on the balance sheet. Comments on this proposed ASU are due on May 15, 2013.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 of the Notes to Consolidated Financial Statements.

IFRS

International Financial Reporting Standards (“IFRS”) are a set of standards and interpretations adopted by the International Accounting Standards Board. The SEC is currently considering a potential IFRS adoption process in the United States, which would, in the near term, provide domestic issuers with an alternative accounting method and ultimately could replace U.S. GAAP reporting requirements with IFRS reporting requirements. The intention of this adoption would be to provide the capital markets community with a single set of high-quality, globally accepted accounting standards. The adoption of IFRS for U.S. companies with global operations would allow for streamlined reporting, allow for easier access to foreign capital markets and investments, and facilitate cross-border acquisitions, ventures or spin-offs.

In November 2008, the SEC proposed a “roadmap” for phasing in mandatory IFRS filings by U.S. public companies. The roadmap is conditional on progress towards milestones that would demonstrate improvements in both the infrastructure of international standard setting and the preparation of the U.S. financial reporting community. In February 2010, the SEC issued a statement confirming their position that they continue to believe that a single set of high-quality, globally accepted accounting standards would benefit U.S. investors. The SEC continues to support the dual goals of improving financial reporting in the United States and reducing country-by-country disparities in financial reporting. The SEC is developing a work plan to aid in its evaluation of the impact of IFRS on the U.S. securities market.

In May 2011, the SEC published a staff paper, “Exploring a Possible Method of Incorporation”, that presents a possible framework for incorporating IFRS into the U.S. financial reporting system. In the staff paper, the SEC staff elaborates on an approach that combines elements of convergence and endorsement. This approach would establish an endorsement protocol for the FASB to incorporate newly issued or amended IFRS into U.S. GAAP. During a transition period (e.g., five to seven years), differences between IFRS and U.S. GAAP would be potentially eliminated through ongoing FASB standard setting.

In July 2012, the SEC staff released its final report on IFRS. This Final Report will be used by the SEC Commissioners to decide whether and, if so, when and how to incorporate IFRS into the financial reporting system for U.S. companies. The staff has not

BNY Mellon     103

Recent Accounting Developments (continued)

specifically requested comments on the Final Report. It is not known when the SEC will make a final decision on the adoption of IFRS in the U.S.

While the SEC decides whether IFRS will be required to be used in the preparation of our consolidated financial statements, a number of countries have mandated the use of IFRS by BNY Mellon’s subsidiaries in their statutory reports. Such countries include Belgium, Brazil, the Netherlands, Australia, Hong Kong, Canada and South Korea.

Proposed Update to Internal Controls—Integrated Framework

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

In September 2012, COSO released a draft of its Internal Control Over External Financial Reporting (“ICEFR”): Compendium of Approaches and Examples (“the Compendium”). The Compendium provides guidance on applying COSO’s Internal Control -Integrated Framework to external financial reporting. COSO also released a revised version of its Internal Control -Integrated Framework (“ICIF”) that incorporates changes based on comments received. Comments on the Compendium and the revised ICIF were due on Nov. 20, 2012.

The final document is expected to be issued in the first quarter of 2013.

104     BNY Mellon

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

Our securities clearing, commercial paper, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 13,400 employees on a global basis of which over 7,500 are proprietary.

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

We believe we meet substantially all of the requirements of the Sound Practices Paper. As a core clearing and settlement organization, we believe that we are at the forefront of the industry in improving business continuity practices.

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

In October 2012, several of our facilities in the northeastern U.S. were impacted by Superstorm Sandy. Our business continuity plans functioned well in the storm and its aftermath.

BNY Mellon     105

Supplemental Information (unaudited)

Explanation of Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures based upon tangible common shareholders’ equity. BNY Mellon believes that the ratio of Tier 1 common equity to risk-weighted assets and the ratio of tangible common shareholders’ equity to tangible assets of operations are measures of capital strength that provide additional useful information to investors, supplementing the Tier 1 and Total capital ratios which are utilized by regulatory authorities. The ratio of Basel I Tier 1 common equity to risk-weighted assets excludes preferred stock, as well as the trust preferred securities, which will be phased out of Basel I Tier 1 regulatory capital beginning in 2013. Unlike the Basel I Tier 1 and Total capital ratios, the tangible common shareholders’ equity ratio fully incorporates those changes in investment securities valuations which are reflected in total shareholders’ equity. In addition, this ratio is expressed as a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements, although BNY Mellon in its calculation has excluded certain assets which are given a zero percent risk-weighting for regulatory purposes. Further, BNY Mellon believes that the return on tangible common equity measure, which excludes goodwill and intangible assets net of deferred tax liabilities, is a useful additional measure for investors because it presents a measure of BNY Mellon’s performance in reference to those assets which are productive in generating income. BNY Mellon has presented its estimated Basel III Tier 1 common equity ratio on a basis that is representative of how it currently understands the Basel III rules. Management views the Basel III Tier 1 common equity ratio as a key measure in monitoring BNY Mellon’s capital position. Additionally, the presentation of the Basel III Tier 1 common equity ratio allows investors to compare BNY Mellon’s Basel III Tier 1 common equity ratio with estimates presented by other companies. See “Capital” for a reconciliation of total Tier 1 capital – Basel I to total estimated Basel III Tier 1 common equity and total risk-weighted assets – Basel I to total estimated Basel III risk-weighted assets.

BNY Mellon has provided a measure of tangible book value per share, which it believes provides additional useful information as to the level of such assets in relation to shares of common stock outstanding. BNY Mellon has presented revenue measures, which exclude the effect of net securities gains (losses), SILO/LILO charges and noncontrolling interests related to consolidated investment management funds; expense measures which exclude M&I expenses, litigation charges, restructuring charges, amortization of intangible assets, support agreement charges and asset-based taxes; and measures which utilize net income excluding tax items such as the benefit of tax settlements and discrete tax benefits related to a tax loss on mortgages. Return on equity measures and operating margin measures, which exclude some or all of these items, are also presented. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons which relate to the ability of BNY Mellon to enhance revenues and limit expenses in circumstances where such matters are within BNY Mellon’s control. The excluded items in general relate to certain ongoing charges as a result of prior transactions or where we have incurred charges. M&I expenses primarily relate to the 2007 merger of The Bank of New York Company, Inc. and Mellon Financial Corporation and the Acquisitions in 2010. M&I expenses generally continue for approximately three years after the transaction and can vary on a year-to-year basis depending on the stage of the integration. BNY Mellon believes that the exclusion of M&I expenses provides investors with a focus on BNY Mellon’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased. Future periods will not reflect such M&I expenses, and thus may be more easily compared to our current results if M&I expenses are excluded. Litigation charges represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Restructuring charges relate to our operational excellence initiatives and migrating positions to global delivery centers. Excluding these charges permits investors to view expenses on a basis consistent with how management views the business. With regards to the exclusion of net securities gains (losses), BNY Mellon’s primary businesses are Investment Management and Investment Services. The management of these businesses is evaluated on the basis of the ability of these businesses to generate fee and net interest revenue and to control expenses, and not on the results of BNY Mellon’s investment securities portfolio. The investment securities portfolio is managed within the Other segment. The primary objective of the investment securities portfolio is to generate net interest revenue from the liquidity generated by BNY Mellon’s processing businesses. BNY Mellon does not generally originate or trade the securities in the investment securities portfolio. Excluding the discrete tax benefits related to a tax loss on mortgages and the benefit of tax

106     BNY Mellon

Supplemental Information (unaudited) (continued)

settlements permits investors to calculate the tax impact of BNY Mellon’s primary businesses.

The presentation of income of consolidated investment management funds, net of net income (loss) attributable to noncontrolling interests related to the consolidation of certain investment management funds, permits investors to view revenue on a basis consistent with prior periods. BNY Mellon believes that these presentations, as a supplement to GAAP information, gives investors a clearer picture of the results of its primary businesses.

In this Annual Report, the net interest margin is presented on an FTE basis. We believe that this presentation provides comparability of amounts arising from both taxable and tax-exempt sources, and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.

Each of these measures as described above is used by management to monitor financial performance, both on a company-wide and business-level basis.

Reconciliation of income (loss) from continuing operations before income taxes – pre-tax operating margin (dollars in millions)	2012	2011	2010	2009	2008
Income (loss) from continuing operations before income taxes – GAAP	$3,302	$3,617	$3,694	$(2,208)	$1,946
Less: Net securities gains (losses)	N/A	N/A	27	(5,369)	(1,628)
Noncontrollinginterests of consolidated investment management funds	76	50	59	-	-
Add: SILO/LILO charges	-	-	-	-	489
Supportagreement charges	N/A	N/A	N/A	N/A	894
M&I,litigation and restructuring charges	559	390	384	417	670
Asset-basedtaxes	-	-	-	20	-
Amortizationof intangible assets	384	428	421	426	473
Income (loss) from continuing operations before income taxes excluding net securities gains (losses), noncontrolling interests of consolidated investment management funds, SILO/LILO charges, support agreement charges, M&I, litigation and restructuring charges, asset-based taxes and amortization of intangible assets – Non-GAAP	$4,169	$4,385	$4,413	$4,024	$6,100

Fee and other revenue – GAAP	$11,393	$11,546	$10,724	$4,739	$10,714
Income of consolidated investment management funds – GAAP	189	200	226	-	-
Net interest revenue – GAAP	2,973	2,984	2,925	2,915	2,859
Total revenue – GAAP	14,555	14,730	13,875	7,654	13,573
Less: Net securities gains (losses)	N/A	N/A	27	(5,369)	(1,628)
Noncontrollinginterests of consolidated investment management funds	76	50	59	-	-
Add: SILO/LILO charges	-	-	-	-	489
Total revenue excluding net securities gains (losses), noncontrolling interests of consolidated investment management funds and SILO/LILO charges – Non-GAAP	$14,479	$14,680	$13,789	$13,023	$15,690

Pre-tax operating margin (a)	23%	25%	27%	N/M	14%
Pre-tax operating margin, excluding net securities gains (losses), noncontrolling interests of consolidated investment management funds, SILO/LILO charges, support agreement charges, M&I, litigation and restructuring charges, asset-based taxes and amortization of intangible assets – Non-GAAP (a)	29%	30%	32%	31%	39%
(a)	Income (loss) before taxes divided by total revenue.

BNY Mellon     107

Supplemental Information (unaudited) (continued)

Return on common equity and tangible common equity – continuing operations (dollars in millions)	2012	2011	2010	2009	2008
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss (a)	$2,427	$2,516	$2,518	$(1,367)	$1,412
Less: Net income (loss) from discontinued operations	-	-	(66)	(270)	14
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon	2,427	2,516	2,584	(1,097)	1,398
Add: Amortization of intangible assets, net of tax	247	269	264	265	292
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding amortization of intangible assets – Non-GAAP (a)	2,674	2,785	2,848	(832)	1,690
Less: Net securities gains (losses)	N/A	N/A	17	(3,360)	(983)
Add: SILO/LILO/tax settlements	-	-	-	-	410
Support agreement charges	N/A	N/A	N/A	N/A	533
M&I, litigation, and restructuring charges	339	240	240	259	399
Discrete tax benefits and the benefit of tax settlements	-	-	-	(267)	-
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, M&I, litigation and restructuring charges, discrete tax benefits and the benefit of tax settlements and amortization of intangible assets – Non-GAAP (a)	$3,013	$3,025	$3,071	$2,520	$4,015

Average common shareholders’ equity	$34,333	$33,519	$31,100	$27,198	$28,212
Less: Average goodwill	17,967	18,129	17,029	16,042	16,525
Average intangible assets	4,982	5,498	5,664	5,654	5,896
Add: Deferred tax liability – tax deductible goodwill	1,130	967	816	720	599
Deferred tax liability – non-tax deductible intangible assets	1,310	1,459	1,625	1,680	1,841
Average tangible common shareholders’ equity – Non-GAAP	$13,824	$12,318	$10,848	$7,902	$8,231

Return on common equity before extraordinary loss – GAAP (a)	7.1%	7.5%	8.3%	N/M	5.0%
Return on common equity before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, M&I, litigation and restructuring charges, discrete tax benefits and the benefit of tax settlements and amortization of intangible assets – Non-GAAP (a)	8.8%	9.0%	9.9%	9.3%	14.2%

Return on tangible common equity before extraordinary loss – Non-GAAP (a)	19.3%	22.6%	26.3%	N/M	20.5%
Return on tangible common equity before extraordinary loss excluding net securities gains (losses), SILO/LILO/tax settlements, support agreement charges, M&I, litigation and restructuring charges, discrete tax benefits and the benefit of tax settlements – Non-GAAP (a)	21.8%	24.6%	28.3%	31.9%	48.8%
(a)	In 2008, BNY Mellon incurred an extraordinary loss of $26 million, net of tax, related to the consolidation of a commercial paper conduit.

The following table presents income from consolidated investment management funds, net of noncontrolling interests.

Income from consolidated investment management funds, net of noncontrolling interests (dollars in millions)	2012	2011	2010
Income from consolidated investment management funds	$189	$200	$226
Less: Net income attributable to noncontrolling interests of consolidated investment management funds	76	50	59
Income from consolidated investment management funds, net of noncontrolling interests	$113	$150	$167

108     BNY Mellon

Supplemental Information (unaudited) (continued)

The following table presents the line items in the Investment Management business impacted by the consolidated investment management funds.

Income from consolidated investment management funds, net of noncontrolling interests (dollars in millions)	2012	2011	2010
Investment management and performance fees	$81	$107	$125
Investment and other income	32	43	42
Income from consolidated investment management funds, net of noncontrolling interests	$113	$150	$167

Equity to assets and book value per common share (dollars in millions, unless otherwise noted)	Dec. 31,
	2012	2011	2010	2009	2008
BNY Mellon shareholders’ equity at period end – GAAP	$36,431	$33,417	$32,354	$28,977	$28,050
Less: Preferred stock	1,068	-	-	-	2,786
BNY Mellon common shareholders’ equity at period end – GAAP	35,363	33,417	32,354	28,977	25,264
Less: Goodwill	18,075	17,904	18,042	16,249	15,898
Intangible assets	4,809	5,152	5,696	5,588	5,856
Add: Deferred tax liability – tax deductible goodwill	1,130	967	816	720	599
Deferred tax liability – non-tax deductible intangible assets	1,310	1,459	1,625	1,680	1,841
Tangible BNY Mellon shareholders’ equity at period end – Non-GAAP	$14,919	$12,787	$11,057	$9,540	$5,950
Total assets at period end – GAAP	$358,990	$325,266	$247,259	$212,224	$237,512
Less: Assets of consolidated investment management funds	11,481	11,347	14,766	-	-
Subtotal assets of operations – Non-GAAP	347,509	313,919	232,493	212,224	237,512
Less: Goodwill	18,075	17,904	18,042	16,249	15,898
Intangible assets	4,809	5,152	5,696	5,588	5,856
Cash on deposit with the Federal Reserve and other central banks (a)	90,040	90,230	18,566	7,375	53,278
U.S. Government-backed commercial paper (a)	-	-	-	-	5,629
Tangible total assets of operations at period end – Non-GAAP	$234,585	$200,633	$190,189	$183,012	$156,851

BNY Mellon shareholders’ equity to total assets – GAAP	10.1%	10.3%	13.1%	13.7%	11.8%

BNY Mellon common shareholders’ equity to total assets – GAAP	9.9%	10.3%	13.1%	13.7%	10.6%
Tangible BNY Mellon shareholders’ equity to tangible assets of operations – Non-GAAP	6.4%	6.4%	5.8%	5.2%	3.8%

Period end common shares outstanding (in thousands)	1,163,490	1,209,675	1,241,530	1,207,835	1,148,467

Book value per common share	$30.39	$27.62	$26.06	$23.99	$22.00
Tangible book value per common share – Non-GAAP	$12.82	$10.57	$8.91	$7.90	$5.18
(a)	Assigned a zero percentage risk weighting by the regulators.

BNY Mellon     109

Supplemental Information (unaudited) (continued)

Calculation of Basel I Tier 1 common equity to risk-weighted assets ratio (a)
	Dec. 31,
(dollars in millions)	2012	2011	2010	2009	2008
Total Tier 1 capital – Basel I	$16,694	$15,389	$13,597	$12,883	$15,402
Less: Trust preferred securities	623	1,659	1,676	1,686	1,654
Preferred stock	1,068	-	-	-	2,786
Total Tier 1 common equity	$15,003	$13,730	$11,921	$11,197	$10,962

Total risk-weighted assets – Basel I	$111,180	$102,255	$101,407	$106,328	$116,713

Basel I Tier 1 common equity to risk-weighted assets ratio – Non-GAAP	13.5%	13.4%	11.8%	10.5%	9.4%
(a)	Determined under Basel I regulatory guidelines. The periods ended Dec. 31, 2010 and Dec. 31, 2009 include discontinued operations.

The following table presents the calculation of our estimated Basel III Tier 1 common equity ratio.

Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a)	Dec. 31,
(dollars in millions)	2012	2011
Total Tier 1 capital – Basel I	$16,694	$15,389
Add: Deferred tax liability – tax deductible intangible assets	78	N/A
Less: Trust preferred securities	623	1,659
Preferred stock	1,068	-
Adjustments related to AFS securities and pension liabilities included in AOCI (b)	85	944
Adjustments related to equity method investments (b)	501	555
Deferred tax assets	47	-
Net pension fund assets (b)	249	90
Other	-	(3)
Total estimated Basel III Tier 1 common equity	$14,199	$12,144
Total risk-weighted assets – Basel I	$111,180	$102,255
Add: Adjustments (c)	33,104	67,813
Total estimated Basel III risk-weighted assets (d)	$144,284	$170,068
Estimated Basel III Tier 1 common equity ratio – (Non-GAAP)	9.8%	7.1%
(a)	The estimated Basel III Tier 1 common equity ratios at Dec. 31, 2012 was based on the NPRs and final market risk rule. The estimated Basel III Tier1 common equity ratio at Dec. 31, 2011 was based on prior Basel III guidance and the proposed market risk rule.
(b)	The NPRs and prior Basel III guidance do not add back to capital the adjustment to other comprehensive income that Basel I makes for pension liabilities and available-for-sale securities. Also, under the NPRs and prior Basel III guidance, pension assets recorded on the balance sheet and adjustments related to equity method investments are a deduction from capital.
(c)	Primary differences between risk-weighted assets determined under Basel I compared with the NPRs and prior Basel III guidance include: the determination of credit risk under Basel I uses predetermined risk weights and asset classes and relies in part on the use of external credit ratings, while the NPRs use, in addition to the broader range of predetermined risk weights and asset classes, certain alternatives to external credit ratings. Securitization exposure receives a higher risk-weighting under the NPRs and prior Basel III guidance than Basel I; also, the NPRs and prior Basel III guidance include additional adjustments for operational risk, market risk, counterparty credit risk and equity exposures.
(d)	Calculated on an Advanced Approaches basis, as amended by Basel III.

110     BNY Mellon

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/volume analysis (a)	2012 over (under) 2011			2011 over (under) 2010
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$(163)	$8	$(155)	$(12)	$64	$52
Interest-bearing deposits with the Federal Reserve and other central banks	46	(42)	4	103	(4)	99
Federal funds sold and securities purchased under resale agreements	4	3	7	2	(38)	(36)
Margin loans	45	(6)	39	51	(10)	41
Non-margin loans:
Domestic offices:
Consumer	1	(21)	(20)	7	(21)	(14)
Commercial	(37)	20	(17)	15	(55)	(40)
Foreign offices	6	21	27	3	(6)	(3)
Total non-margin loans	(30)	20	(10)	25	(82)	(57)
Securities:
U.S. Government obligations	44	(11)	33	111	4	115
U.S. Government agency obligations	389	(197)	192	49	(98)	(49)
State and political subdivisions—tax exempt	105	(30)	75	36	(18)	18
Other securities:
Domestic offices	5	(144)	(139)	67	(368)	(301)
Foreign offices	11	(132)	(121)	34	207	241
Total other securities	16	(276)	(260)	101	(161)	(60)
Trading securities (primarily domestic)	24	(2)	22	8	(5)	3
Total securities	578	(516)	62	305	(278)	27
Total interest revenue	$480	$(533)	$(53)	$474	$(348)	$126
Interest expense
Interest-bearing deposits:
Domestic offices:
Money market rate accounts and demand deposit accounts	$8	$(9)	$(1)	$1	$(5)	$(4)
Savings	(1)	—	(1)	—	(2)	(2)
Time deposits	—	1	1	6	(2)	4
Total domestic offices	7	(8)	(1)	7	(9)	(2)
Foreign offices:
Banks	—	(4)	(4)	6	34	40
Other	11	(93)	(82)	12	60	72
Total foreign offices	11	(97)	(86)	18	94	112
Total interest-bearing deposits	18	(105)	(87)	25	85	110
Federal funds purchased and securities sold under repurchase agreements	—	(2)	(2)	16	(57)	(41)
Trading liabilities	(6)	(2)	(8)	4	(13)	(9)
Other borrowed funds:
Domestic offices	(8)	—	(8)	(3)	(2)	(5)
Foreign offices	(1)	4	3	—	2	2
Total other borrowed funds	(9)	4	(5)	(3)	—	(3)
Commercial paper	2	—	2	—	—	—
Payables to customers and broker-dealers	1	—	1	1	—	1
Long-term debt	29	—	29	24	(23)	1
Total interest expense	$35	$(105)	$(70)	$67	$(8)	$59
Changes in net interest revenue	$445	$(428)	$17	$407	$(340)	$67
(a)	Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

BNY Mellon     111

Selected Quarterly Data (unaudited)

	Quarter ended
(dollar amounts in millions, except per share amounts)	2012				2011
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement
Total fee and other revenue	$2,850	$2,879	$2,826	$2,838	$2,765	$2,887	$3,056	$2,838
Income (loss) from consolidated investment management funds	42	47	57	43	(5)	32	63	110
Net interest revenue	725	749	734	765	780	775	731	698
Total revenue	3,617	3,675	3,617	3,646	3,540	3,694	3,850	3,646
Provision for credit losses	(61)	(5)	(19)	5	23	(22)	—	—
Noninterest expense	2,825	2,705	3,047	2,756	2,828	2,771	2,816	2,697
Income before taxes	853	975	589	885	689	945	1,034	949
Provision for income taxes	207	225	93	254	211	281	277	279
Net income	646	750	496	631	478	664	757	670
Net (income) loss attributable to noncontrolling interests	(11)	(25)	(30)	(12)	27	(13)	(22)	(45)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	635	725	466	619	505	651	735	625
Preferred stock dividends	(13)	(5)	—	—	—	—	—	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$622	$720	$466	$619	$505	$651	$735	$625
Basic earnings per common share	$0.53	$0.61	$0.39	$0.52	$0.42	$0.53	$0.59	$0.50
Diluted earnings per common share	$0.53	$0.61	$0.39	$0.52	$0.42	$0.53	$0.59	$0.50
Average balances
Interest-bearing deposits with banks	$112,812	$103,050	$96,378	$98,621	$115,746	$121,527	$93,359	$78,004
Securities	102,512	100,004	91,859	86,808	79,981	70,863	68,782	65,397
Loans	43,613	42,428	42,992	43,209	44,236	40,489	40,328	38,566
Total interest-earning assets	270,215	255,228	239,755	236,331	247,724	240,253	209,923	190,179
Assets of operations	324,601	307,919	293,718	289,900	304,235	298,325	264,254	243,356
Total assets	335,995	318,914	305,002	301,344	316,074	311,463	278,480	257,698
Deposits	222,706	208,490	193,342	192,051	206,652	199,184	168,996	155,131
Long-term debt	19,259	19,535	20,084	20,538	19,546	18,256	17,380	17,014
Preferred stock	1,066	611	60	—	—	—	—	—
Total The Bank of New York Mellon Corporation common shareholders’ equity	34,962	34,522	34,123	33,718	33,761	34,008	33,464	32,827
Net interest margin (FTE)	1.09%	1.20%	1.25%	1.32%	1.27%	1.30%	1.41%	1.49%
Annualized return on common equity	7.1%	8.3%	5.5%	7.4%	5.9%	7.6%	8.8%	7.7%
Pre-tax operating margin	24%	27%	16%	24%	19%	26%	27%	26%
Common stock data (a)
Market price per share range:
High	$26.25	$24.95	$24.72	$24.70	$22.57	$26.43	$30.77	$32.50
Low	22.63	20.13	19.30	19.74	17.10	18.28	24.15	28.07
Average	24.33	22.20	21.92	22.01	19.64	22.01	27.90	30.66
Period end close	25.70	22.62	21.95	24.13	19.91	18.59	25.62	29.87
Dividends per common share	0.13	0.13	0.13	0.13	0.13	0.13	0.13	0.09
Market capitalization (b)	$29,902	$26,434	$25,929	$28,780	$24,085	$22,543	$31,582	$37,090
(a)	At Dec. 31, 2012, there were 31,486 shareholders registered with our stock transfer agent, compared with 33,222 at Dec. 31, 2011 and 35,028 at Dec. 31, 2010. In addition, there were 45,101 of BNY Mellon’s current and former employees at Dec. 31, 2012 who participate in BNY Mellon’s Retirement Savings Plans. All shares of BNY Mellon’s common stock held by the Plans for its participants are registered in the name of The Bank of New York Mellon Corporation, as trustee.
(b)	At period end.

112     BNY Mellon

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about the usefulness of Non-GAAP measures; the future results of BNY Mellon and our long-term goals and strategies, including deploying capital to accelerate the long-term growth of our businesses and achieving superior total returns to shareholders by generating first quartile earnings per share growth relative to a group of peer companies; and key components of our strategy. In addition, these forward-looking statements relate to expectations regarding: Basel III and our estimated Basel III Tier 1 common equity ratio; the streamlining and enhancing of our data collection processes and systems relating to AUC/A and the correction and enhancement of our disclosure policies and procedures; the impact and timing of the Newton transaction; updating our capital targets; an after-tax charge during the first quarter of 2013 and the impact of this charge on our well-capitalized status and Basel III Tier 1 common equity ratio; our decision to appeal the U.S. Tax Court’s ruling; the central securities depository; the timing of the Federal Reserve’s notice of objection or non-objection regarding our capital plan and the announcement of our 2013 capital plan; the impact of the continued net run-off of structured debt securitizations on our total annual revenue; our foreign exchange revenue; elevated levels of legal and litigation costs; our effective tax rate; the seasonality impact on our business; estimations of market value impact on fee revenue and earnings per share; our tri-party repo business; the impact on our foreign assets of changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors; the effect of credit ratings on allowances; the possible divergence of actual prices and valuations from results predicted by models; the impact of worsening delinquencies, default rates and loss severity assumptions on impairment losses in future periods; the impact that a goodwill impairment charge would have on our financial condition, results of operations, regulatory capital ratios and debt issuance; the impact of money market fee waivers or changes in levels of assets under management on the fair value of Asset Management; estimates of net pension expense; our expected long-term rate of return on plan assets; the impact of significant changes in ratings classifications for our investment securities portfolio; assumptions with respect to residential mortgage-backed securities; private equity commitments; goals with respect to our commercial portfolio; statements on our credit strategies; our anticipated quarterly provision for credit losses in 2013; our liquidity cushion, liquidity ratios, liquidity asset buffer and potential uses of liquidity; a reduction in our Investment Services businesses; access to capital markets and our shelf registration statements; the impact of a change in rating agencies’ assumptions on ratings of the Parent, The Bank of New York Mellon and BNY Mellon, N.A.; capital, including anticipated redemptions or other actions with regard to outstanding securities; distributions on the PCS and dividends on preferred stock; statements regarding the capitalization status of BNY Mellon and its bank subsidiaries; our repurchase of common stock; balance sheet size and client deposit levels; assumptions with respect to the effects of changes in risk-weighted assets/quarterly average assets on capital ratios; our foreign exchange and other trading counterparty risk rating profile; estimations and assumptions on net interest revenue and net interest rate sensitivities; our earnings simulation model; impact of certain events on the growth or contraction of deposits, our assumptions about depositor behavior, our balance sheet and net interest revenue; how economic value of equity and tangible common equity would change in response to changes in interest rates; our goal of having a superior debt rating among our peers; the impact to us of operational risk events; our efforts to limit on- and off- balance sheet credit risk; goals with respect to liquidity risk; our expectations to continue to refine the methodologies used to estimate our economic capital requirements; the timing and effects of pending and proposed legislation and regulation, including the Dodd-Frank Act; the Federal Reserve’s proposed rules regarding enhanced prudential standards and early remediation requirements; regulatory stress-testing requirements; the Federal Reserve’s rules regarding its comprehensive capital analysis and review; the NPRs, Basel II and Basel III requirements and the impact on our capital ratios; the impact of being identified as a G-SIB or D-SIB; our expectations and statements regarding the Volcker rule; money market fund reforms; tri-party repo reform; the Federal Reserve’s and FDIC’s implementation of its resolution planning rules; the impact of proposed expansions of the definition of a fiduciary; the impact of CRD IV and other European Directives; the timing and impact of adoption of recently issued and proposed accounting standards; the implementation of IFRS; compliance with the requirements of the Sound Practices Paper; statements with respect to our business continuity plans; expectations regarding climate change; the effect of geopolitical factors and other external factors on risk; BNY Mellon’s anticipated actions with respect to legal or regulatory proceedings; future litigation costs, the expected outcome and the impact of judgments

BNY Mellon     113

Forward-looking Statements (continued)

and settlements, if any, arising from pending or potential legal or regulatory proceedings and BNY Mellon’s expectations with respect to litigation accruals.

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

Forward-looking statements, including discussions and projections of future results of operations and discussions of future plans contained in the MD&A, are based on management’s current expectations and assumptions that involve risk and uncertainties and that are subject to change based on various important factors (some of which are beyond BNY Mellon’s control), including adverse changes in market conditions, and the timing of such changes, and the actions that management could take in response to these changes. Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in the “Risk Factors” section of this Annual Report. Investors should consider all risks in this Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act.

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

114     BNY Mellon

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

Assets under custody and/or administration (“AUC/A”)—Assets that we hold directly or indirectly on behalf of clients under a safekeeping or custody arrangement or for which we provide administrative services for clients. These assets are not on our balance sheet. The following types of assets under administration are not and historically have not been included in AUC/A: performance and risk analytics, transfer agency and asset aggregation services. To the extent that we provide more than one AUC/A service for a client’s assets, the value of the asset is only counted once in the total amount of AUC/A.

ASC—Accounting Standards Codification.

Assets Under Management (“AUM”)—Includes assets beneficially owned by our clients or customers which we hold in various capacities that are either actively or passively managed, as well as the value of hedges supporting customer liabilities. These assets and liabilities are not on our balance sheet.

bps—basis points.

CAMELS—An international bank-rating system where bank supervisory authorities rate institutions according to six factors. The six factors are Capital adequacy, Asset quality, Management quality, Earnings, Liquidity and Sensitivity to Market Risk.

Central Securities Depository (“CSD”)—Has three principal functions; the issuance of financial instruments, settlement of financial instrument transactions, and safekeeping of financial instruments.

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

Daily average revenue trades (“DARTS”)—Represents the number of trades from which an entity can expect to generate revenue through fees or commissions on a given day.

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

BNY Mellon     115

Glossary (continued)

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

Earnings allocated to participating securities—Amount of undistributed earnings, after payment of taxes, preferred stock dividends and the required adjustment for common stock dividends declared, that is allocated to securities that are eligible to receive a portion of the Company’s earnings.

Economic Capital—The amount of capital required to absorb potential losses and reflects the probability of remaining solvent over a one-year time horizon.

Economic Value of Equity (“EVE”)—An aggregation of discounted future cash flows of assets and liabilities over a long-term horizon.

EMEA—Europe, the Middle East and Africa.

Eurozone—An economic and monetary union of 17 European Union member states that have adopted the euro (€) as their common currency. The Eurozone currently includes Germany, France, Belgium, the Netherlands, Luxembourg, Austria, Finland, Italy, Ireland, Spain, Portugal, Greece, Estonia, Cyprus, Malta, Slovenia and Slovakia.

eXtensible Business Reporting Language (“XBRL”)—A language for the electronic communication of business and financial data.

FASB—Financial Accounting Standards Board.

FDIC—Federal Deposit Issuance Corporation.

Fiduciary risk—The risk arising from our role as trustee, executor, investment agent or guardian in accordance with governing documents, prudent person principles and applicable laws, rules and regulations.

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

116     BNY Mellon

Glossary (continued)

Interest rate sensitivity—The exposure of net interest income to interest rate movements.

Interest rate swaps—Contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. Interest rate swaps are the most common type of derivative contract that we use in our asset/liability management activities.

Investment grade—Represents Moody’s long-term rating of Baa3 or better; and/or a Standard & Poor’s, Fitch or DBRS long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings. Instruments that fall below these levels are considered to be non-investment grade.

Joint venture—A company or entity owned and operated by a group of companies for a specific business purpose, no one of which has a majority interest.

Leverage ratio (Basel I guideline)—Tier 1 capital divided by quarterly average total assets, as defined by the regulators.

Liquidity risk—The risk of being unable to fund our portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Litigation risk—Arises when in the ordinary course of business, we are named as defendants or made parties to legal actions.

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

Notice of proposed rulemaking (“NPR”)—A public notice issued by law when one of the independent agencies of the United States government wishes to add, remove, or change a rule or regulation as part of the rulemaking process.

Operating leverage—The rate of increase in revenue to the rate of increase in expenses.

Operational risk—The risk of loss resulting from inadequate or failed processes or systems, human factors or external events.

Other than temporary impairment (“OTTI”)—An impairment charge taken on a security whose fair value has fallen below the carrying value on the balance sheet and its value is not expected to recover through the holding period of the security.

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

BNY Mellon     117

Glossary (continued)

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

Reputational risk—Arises when events or actions that negatively impact our reputation lead to a loss of existing clients and could make it more challenging to acquire new business.

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

Tier 1 and total capital (Basel I guidelines)—Includes common shareholders’ equity (excluding certain components of comprehensive income), preferred stock, qualifying trust preferred securities, less goodwill and certain intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill and a deduction for certain non-financial equity investments and disallowed deferred tax assets. Total capital includes Tier 1 capital, qualifying unrealized equity securities gains, qualifying subordinated debt and the allowance for credit losses.

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

118     BNY Mellon

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based upon such assessment, management believes that, as of December 31, 2012, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2012 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 120.

BNY Mellon     119

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (“BNY Mellon”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BNY Mellon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on BNY Mellon’s internal control over financial reporting based on our audit.

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

In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BNY Mellon as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 28, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York

February 28, 2013

120     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2012	2011	2010
Fee and other revenue
Investment services fees:
Asset servicing	$3,780	$3,697	$3,076
Issuer services	1,052	1,445	1,460
Clearing services	1,193	1,159	1,005
Treasury services	549	535	530
Total investment services fees	6,574	6,836	6,071
Investment management and performance fees	3,174	3,002	2,868
Foreign exchange and other trading revenue	692	848	886
Distribution and servicing	192	187	210
Financing-related fees	172	170	195
Investment and other income	427	455	467
Total fee revenue	11,231	11,498	10,697
Net securities gains (losses)—including other-than-temporary impairment	242	(86)	(43)
Noncredit-related gains (losses) on securities not expected to be sold (recognized in OCI)	80	(134)	(70)
Net securities gains	162	48	27
Total fee and other revenue	11,393	11,546	10,724
Operations of consolidated investment management funds
Investment income	593	670	663
Interest of investment management fund note holders	404	470	437
Income from consolidated investment management funds	189	200	226
Net interest revenue
Interest revenue	3,507	3,588	3,470
Interest expense	534	604	545
Net interest revenue	2,973	2,984	2,925
Provision for credit losses	(80)	1	11
Net interest revenue after provision for credit losses	3,053	2,983	2,914
Noninterest expense
Staff	5,761	5,726	5,215
Professional, legal and other purchased services	1,222	1,217	1,099
Net occupancy	593	624	588
Software	524	485	410
Distribution and servicing	421	416	377
Furniture and equipment	331	330	315
Business development	275	261	271
Sub-custodian	269	298	247
Other	994	937	843
Amortization of intangible assets	384	428	421
Merger and integration, litigation and restructuring charges	559	390	384
Total noninterest expense	11,333	11,112	10,170
Income
Income from continuing operations before income taxes	3,302	3,617	3,694
Provision for income taxes	779	1,048	1,047
Net income from continuing operations	2,523	2,569	2,647
Discontinued operations:
Loss from discontinued operations	-	-	(110)
Benefit for income taxes	-	-	(44)
Net loss from discontinued operations	-	-	(66)
Net income	2,523	2,569	2,581
Net (income) attributable to noncontrolling interests (includes $(76), $(50) and $(59) related to consolidated investment management funds)	(78)	(53)	(63)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	2,445	2,516	2,518
Preferred stock dividends	(18)	-	-
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,427	$2,516	$2,518

BNY Mellon     121

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Reconciliation of net income to the net income applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in millions)	2012	2011	2010
Net income	$2,523	$2,569	$2,581
Net (income) attributable to noncontrolling interests	(78)	(53)	(63)
Preferred stock dividends	(18)	-	-
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	2,427	2,516	2,518
Less: Earnings allocated to participating securities	35	27	23
Change in the excess of redeemable value over the fair value of noncontrolling interests	(5)	9	-
Net income applicable to the common shareholders of The Bank of New York Mellon Corporation after required adjustments for the calculation of basic and diluted earnings per common share	2,397	2,480	2,495
Net loss from discontinued operations	-	-	(66)
Net income from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation	$2,397	$2,480	$2,561

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2012	2011	2010
Basic	1,176,485	1,220,804	1,212,630
Common stock equivalents	10,970	8,425	9,508
Less: Participating securities	(9,025)	(6,203)	(5,924)
Diluted	1,178,430	1,223,026	1,216,214

Anti-dilutive securities (a)	91,347	86,270	87,058

Earnings per share applicable to the common shareholders of The Bank of New York Mellon Corporation (b)	Year ended Dec. 31,
(in dollars)	2012	2011	2010
Basic:
Net income from continuing operations	$2.04	$2.03	$2.11
Net loss from discontinued operations	-	-	(0.05)
Net income applicable to common stock	$2.04	$2.03	$2.06
Diluted:
Net income from continuing operations	$2.03	$2.03	$2.11
Net loss from discontinued operations	-	-	(0.05)
Net income applicable to common stock	$2.03	$2.03	$2.05 (c)
(a)	Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.
(b)	Basic and diluted earnings per share under the two-class method are determined on the net income applicable to common shareholders of The Bank of New York Mellon Corporation reported on the income statement less earnings allocated to participating securities, and the change in the excess of redeemable value over the fair value of noncontrolling interests.
(c)	Does not foot due to rounding.

See accompanying Notes to Consolidated Financial Statements.

122     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2012	2011	2010
Net income	$2,523	$2,569	$2,581
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	130	(195)	(363)
Reclassification adjustment (b)	-	-	(18)
Total foreign currency translation adjustments	130	(195)	(381)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	1,007	306	747
Reclassification adjustment (b)	(106)	(26)	18
Total unrealized gain (loss) on assets available-for-sale	901	280	765
Defined benefit plans:
Prior service cost arising during the period	57	-	25
Net loss arising during the period	(190)	(443)	(52)
Foreign exchange adjustment	-	(3)	2
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	104	69	46
Total defined benefit plans	(29)	(377)	21
Net unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during the period	4	3	12
Reclassification adjustment	(3)	-	(5)
Total unrealized gain (loss) on cash flow hedges	1	3	7
Total other comprehensive income (loss), net of tax (a)	1,003	(289)	412
Net (income) loss attributable to noncontrolling interests	(78)	(53)	(63)
Other comprehensive (income) loss attributable to noncontrolling interests	(19)	17	44
Other reclassification (b)	-	-	(14)
Net comprehensive income (loss)	$3,429	$2,244	$2,960
(a)	Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $984 million for the year ended Dec. 31, 2012, $(272) million for the year ended Dec. 31, 2011 and $456 million for the year ended Dec. 31, 2010.
(b)	Includes a net reclassification adjustment of $14 million to retained earnings from other comprehensive income in 2010.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     123

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollar amounts in millions, except per share amounts)	2012	2011
Assets
Cash and due from:
Banks	$4,727	$4,175
Interest-bearing deposits with the Federal Reserve and other central banks	90,110	90,243
Interest-bearing deposits with banks	43,910	36,321
Federal funds sold and securities purchased under resale agreements	6,593	4,510
Securities:
Held-to-maturity (fair value of $8,389 and $3,540)	8,205	3,521
Available-for-sale	92,619	78,467
Total securities	100,824	81,988
Trading assets	9,378	7,861
Loans	46,629	43,979
Allowance for loan losses	(266)	(394)
Net loans	46,363	43,585
Premises and equipment	1,659	1,681
Accrued interest receivable	593	660
Goodwill	18,075	17,904
Intangible assets	4,809	5,152
Other assets (includes $1,299 and $1,848, at fair value)	20,468	19,839
Subtotal assets of operations	347,509	313,919
Assets of consolidated investment management funds, at fair value:
Trading assets	10,961	10,751
Other assets	520	596
Subtotal assets of consolidated investment management funds, at fair value	11,481	11,347
Total assets	$358,990	$325,266
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$93,019	$95,335
Interest-bearing deposits in U.S. offices	53,826	41,231
Interest-bearing deposits in Non-U.S. offices	99,250	82,528
Total deposits	246,095	219,094
Federal funds purchased and securities sold under repurchase agreements	7,427	6,267
Trading liabilities	8,176	8,071
Payables to customers and broker-dealers	16,095	12,671
Commercial paper	338	10
Other borrowed funds	1,380	2,174
Accrued taxes and other expenses	7,316	6,235
Other liabilities (including allowance for lending-related commitments of $121 and $103, also includes $578 and $382, at fair value)	6,010	6,525
Long-term debt (includes $345 and $326, at fair value)	18,530	19,933
Subtotal liabilities of operations	311,367	280,980
Liabilities of consolidated investment management funds, at fair value:
Trading liabilities	10,152	10,053
Other liabilities	29	32
Subtotal liabilities of consolidated investment management funds, at fair value	10,181	10,085
Total liabilities	321,548	291,065
Temporary equity
Redeemable noncontrolling interests	178	114
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 preferred shares; issued 10,826 and - shares	1,068	-
Common stock – par value $0.01 per share; authorized 3,500,000,000 common shares; issued 1,254,182,209 and 1,249,061,305 shares	13	12
Additional paid-in capital	23,485	23,185
Retained earnings	14,622	12,812
Accumulated other comprehensive loss, net of tax	(643)	(1,627)
Less: Treasury stock of 90,691,868 and 39,386,698 common shares, at cost	(2,114)	(965)
Total The Bank of New York Mellon Corporation shareholders’ equity	36,431	33,417
Non-redeemable noncontrolling interests of consolidated investment management funds	833	670
Total permanent equity	37,264	34,087
Total liabilities, temporary equity and permanent equity	$358,990	$325,266

See accompanying Notes to Consolidated Financial Statements.

124     BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2012	2011	2010
Operating activities
Net income	$2,523	$2,569	$2,581
Net (income) attributable to noncontrolling interests	(78)	(53)	(63)
Net loss from discontinued operations	-	-	(66)
Net income from continuing operations applicable to shareholders of The Bank of New York Mellon Corporation	2,445	2,516	2,584
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses	(80)	1	11
Pension plan contribution	(441)	(71)	(46)
Depreciation and amortization	1,246	776	629
Deferred tax (benefit) expense	252	12	1,199
Net securities (gains) and venture capital (income)	(170)	(65)	(57)
Change in trading activities	(1,412)	(425)	(155)
Change in accruals and other, net	(211)	(533)	(115)
Net cash provided by operating activities	1,629	2,211	4,050
Investing activities
Change in interest-bearing deposits with banks	(6,892)	12,983	7,073
Change in interest-bearing deposits with the Federal Reserve and other central banks	133	(70,787)	(11,187)
Purchases of securities held-to-maturity	(3,477)	(1,226)	(19)
Paydowns of securities held-to-maturity	829	233	255
Maturities of securities held-to-maturity	710	1,127	316
Purchases of securities available-for-sale	(43,788)	(42,367)	(23,585)
Sales of securities available-for-sale	10,265	9,507	5,981
Paydowns of securities available-for-sale	9,769	8,332	7,944
Maturities of securities available-for-sale	8,606	9,385	2,666
Net change in loans	(2,754)	(6,863)	310
Sales of loans and other real estate	320	604	511
Change in federal funds sold and securities purchased under resale agreements	(2,083)	659	(1,634)
Change in seed capital investments	59	162	(160)
Purchases of premises and equipment/capitalized software	(652)	(642)	(230)
Proceeds from the sale of premises and equipment	6	13	14
Acquisitions, net cash	(29)	(64)	(2,793)
Dispositions, net cash	-	-	133
Other, net	(409)	(1,234)	(591)
Net effect of discontinued operations	-	-	59
Net cash (used for) investing activities	(29,387)	(80,178)	(14,937)
Financing activities
Change in deposits	26,226	74,252	8,527
Change in federal funds purchased and securities sold under repurchase agreements	1,160	665	2,058
Change in payables to customers and broker-dealers	3,424	2,709	(762)
Change in other borrowed funds	(796)	(549)	1,988
Change in commercial paper	328	-	(2)
Net proceeds from the issuance of long-term debt	2,761	5,042	1,347
Repayments of long-term debt	(4,163)	(1,911)	(2,614)
Proceeds from the exercise of stock options	40	18	31
Issuance of common stock	25	25	697
Issuance of preferred stock	1,068	-	-
Treasury stock acquired	(1,148)	(873)	(41)
Common cash dividends paid	(623)	(593)	(440)
Preferred cash dividends paid	(18)	-	-
Other, net	4	(20)	1
Net cash provided by financing activities	28,288	78,765	10,790
Effect of exchange rate changes on cash	22	(298)	40
Change in cash and due from banks
Change in cash and due from banks	552	500	(57)
Cash and due from banks at beginning of period	4,175	3,675	3,732
Cash and due from banks at end of period	$4,727	$4,175	$3,675
Supplemental disclosures
Interest paid	$561	$586	$591
Income taxes paid	709	640	699
Income taxes refunded	51	136	197

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon     125

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity	Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2011	$-	$12	$23,185	$12,812	$(1,627)	$(965)	$670	$34,087 (a)	$114
Shares issued to shareholders of noncontrolling interests	-	-	-	-	-	-	-	-	45
Redemption of subsidiary shares from noncontrolling interests	-	-	-	-	-	-	-	-	(10)
Other net changes in noncontrolling interests	-	-	(2)	6	-	-	72	76	23
Net income	-	-	-	2,445	-	-	76	2,521	2
Other comprehensive income	-	-	-	-	984	-	15	999	4
Dividends:
Common stock at $0.52 per share	-	-	-	(623)	-	-	-	(623)	-
Preferred stock	-	-	-	(18)	-	-	-	(18)	-
Repurchase of common stock	-	-	-	-	-	(1,148)	-	(1,148)	-
Common stock issued under:
Employee benefit plans	-	-	27	-	-	-	-	27	-
Direct stock purchase and dividend reinvestment plan	-	-	20	-	-	-	-	20	-
Preferred stock issued	1,068	-	-	-	-	-	-	1,068	-
Stock awards and options exercised	-	1	255	-	-	(1)	-	255	-
Balance at Dec. 31, 2012	$1,068	$13	$23,485	$14,622	$(643)	$(2,114)	$833	$37,264 (a)	$178
(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $33,417 million at Dec 31, 2011, and $35,363 million at Dec 31, 2012.

	The Bank of New York Mellon Corporation shareholders					Non- redeemable non- controlling interest	Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity	Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2010	$12	$22,885	$10,898	$(1,355)	$(86)	$12	$699	$33,065 (a)	$92
Shares issued to shareholders of noncontrolling interests	-	-	-	-	-	-	-	-	41
Redemption of subsidiary shares from noncontrolling interests	-	2	-	-	-	-	-	2	(19)
Other net changes in noncontrolling interests	-	17	(9)	-	-	(12)	(63)	(67)	(2)
Net income	-	-	2,516	-	-	-	50	2,566	3
Other comprehensive income	-	-	-	(272)	-	-	(16)	(288)	(1)
Dividend on common stock at $0.48 per share	-	-	(593)	-	-	-	-	(593)	-
Repurchase of common stock	-	-	-	-	(873)	-	-	(873)	-
Common stock issued under:
Employee benefit plans	-	30	-	-	3	-	-	33	-
Direct stock purchase and dividend reinvestment plan	-	20	-	-	-	-	-	20	-
Stock awards and options exercised	-	231	(1)	-	(9)	-	-	221	-
Other	-	-	1	-	-	-	-	1	-
Balance at Dec. 31, 2011	$12	$23,185	$12,812	$(1,627)	$(965)	$-	$670	$34,087 (a)	$114
(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $32,354 million at Dec 31, 2010, and $33,417 million at Dec 31, 2011.

See accompanying Notes to Consolidated Financial Statements.

126     BNY Mellon

	The Bank of New York Mellon Corporation shareholders					Non- redeemable non- controlling interest	Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity	Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2009	$12	$21,917	$8,912	$(1,835)	$(29)	$26	$-	$29,003 (a)	$-
Adjustments for the cumulative effect of applying ASC 810	-	-	52	24	-	-	-	76	-
Adjustments for the cumulative effect of applying ASC 825	-	-	(73)	-	-	-	-	(73)	-
Adjusted balance at Jan. 1, 2010	12	21,917	8,891	(1,811)	(29)	26	-	29,006	-
Shares issued to shareholders of noncontrolling interests	-	-	-	-	-	-	-	-	44
Redemption of subsidiary shares from noncontrolling interests	-	(18)	-	-	-	-	-	(18)	(6)
Distributions paid to noncontrolling interests	-	-	-	-	-	(4)	-	(4)	-
Other net changes in noncontrolling interests	-	15	(55)	-	-	(10)	(89)	(139)	50
Consolidation of investment management funds	-	-	-	-	-	-	785	785	-
Deconsolidation of investment management funds	-	-	-	-	-	-	(12)	(12)	-
Net income	-	-	2,518	-	-	-	59	2,577	4
Other comprehensive income	-	-	(14)	456	-	-	(44)	398	-
Dividend on common stock at $0.36 per share	-	-	(441)	-	-	-	-	(441)	-
Repurchase of common stock	-	-	-	-	(41)	-	-	(41)	-
Common stock issued under:
Stock forward contract	-	676	-	-	-	-	-	676	-
Employee benefit plans	-	34	-	-	1	-	-	35	-
Direct stock purchase and dividend reinvestment plan	-	16	-	-	-	-	-	16	-
Stock awards and options exercised	-	245	(1)	-	(17)	-	-	227	-
Balance at Dec. 31, 2010	$12	$22,885	$10,898	$(1,355)	$(86)	$12	$699	$33,065 (a)	$92
(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $28,977 million at Dec 31, 2009, and $32,354 million at Dec 31, 2010.

BNY Mellon     127

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Amounts subject to estimates are items such as the allowance for loan losses and lending-related commitments, the fair value of financial instruments and other-than-temporary impairments, goodwill and intangible assets and pension accounting. Among other effects, such changes in estimates could result in future impairments of investment securities, goodwill and intangible assets and establishment of allowances for loan losses and lending-related commitments as well as changes in pension and post-retirement expense.

Equity method investments

The consolidated financial statements include the accounts of BNY Mellon and its subsidiaries. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. Earnings on these investments are reflected in fee and other revenue as investment services fees or investment and other income, as appropriate, in the period earned. Our most significant equity method investments are:

Equity method investments at Dec. 31, 2012
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon	50.0%	$602
Wing Hang	20.7%	$449
Siguler Guff	20.0%	$272
ConvergEx	33.2%	$117

Acquired businesses

The income statement and balance sheet include results of acquired businesses accounted for under the acquisition method of accounting pursuant to ASC 805, Business Combinations and equity investments from the dates of acquisition. For acquisitions completed prior to Jan. 1, 2009, we record the fair value of any contingent payments as an additional cost of the equity acquired in the period that the payment becomes probable. For acquisitions completed after Jan. 1, 2009, contingent purchase consideration was measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability will be recorded through the income statement.

Parent financial statements

The Parent financial statements in Note 20 of the Notes to Consolidated Financial Statements include the accounts of the Parent; those of a wholly-owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries; and MIPA, LLC, a single-member limited liability company, created to hold and administer corporate-owned life insurance. Financial data for the Parent, the financing subsidiary and the single-member limited liability company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our two principal businesses, Investment Management and Investment Services, we serve the following major classes of customers—institutions, corporations, and high net

128     BNY Mellon

Notes to Consolidated Financial Statements (continued)

worth individuals. For institutions and corporations, we provide the following services:

•	investment management;
•	trust and custody;
•	foreign exchange;
•	fund administration;
•	securities lending;
•	depositary receipts;
•	corporate trust;
•	global payment/cash management;
•	banking services; and
•	clearing services.

For individuals, we provide mutual funds, separate accounts, wealth management and private banking services. BNY Mellon’s investment management businesses provide investment products in many asset classes and investment styles on a global basis.

Variable interest entities

Accounting guidance on the consolidation of variable interest entities (“VIEs”) is included in ASC 810 Consolidation, ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, and ASU 2010-10 “Amendments for Certain Investment Funds,” which defers ASU 2009-17 for certain asset managers’ interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies and for interests in money market funds.

VIEs are defined as certain entities in which the equity investors:

•	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support; or
•	lack one or more of the following characteristics of a controlling financial interest:
•	The power, through voting rights or similar rights, to direct the activities of an entity that most significantly impact the entity’s economic performance (ASU 2009-17 model).
•	The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights (ASC 810 model).
•	The obligation to absorb the expected losses of the entity.
•	The right to receive the expected residual returns of the entity.

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a potential VIE. BNY Mellon is required to consolidate a VIE if BNY Mellon is determined to be the primary beneficiary.

As a result of ASU 2010-10, BNY Mellon continues to apply ASC 810 to its mutual funds, hedge funds, private equity funds, collective investment funds and real estate investment trusts. If these entities are determined to be VIEs, primary beneficiary calculations are prepared in accordance with ASC 810 to determine whether or not BNY Mellon is the primary beneficiary and required to consolidate the VIE. The primary beneficiary of a VIE is the party that absorbs a majority of the VIE’s expected losses, receives a majority of its expected residual returns or both.

BNY Mellon has two securitizations and several CLOs, which are assessed for consolidation in accordance with ASU 2009-17. The primary beneficiary of these VIE’s is the party that has both: (1) the power to direct the activities of the VIE that most significantly impact that entity’s economic performance, and (2) the obligation to absorb losses, or the right to receive benefits, from the VIE that could potentially be significant to the VIE.

Voting interest entities

If BNY Mellon can exert control over the financial and operating policies of an investee, which generally can occur if there is a 50% or more voting interest or if partners or members of an investee do not have certain substantive rights, BNY Mellon consolidates the investee.

Investees structured as limited partnerships or limited liability companies for which BNY Mellon is either the general partner or managing member are presumed to be controlled by BNY Mellon. In accordance with ASC 810-20 Control of Partnerships and Similar Entities, we review the rights of the limited partners and members to determine whether that presumption can be overcome. The presumption of control is overcome when the limited partners or managing members have the ability to dissolve the entity, can remove BNY Mellon, as the general partner or managing member without cause based on a simple majority vote of unaffiliated limited partners or members or have other substantive participating rights. If the presumption of control is not overcome, the entity is consolidated.

BNY Mellon     129

Notes to Consolidated Financial Statements (continued)

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

Available-for-sale securities are stated at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale, are recorded net of tax as an addition to or deduction from other comprehensive income (“OCI”), unless a security is deemed to have an other-than-temporary impairment (“OTTI”). Gains and losses on sales of available-for-sale securities are reported in the income statement. The cost of debt and equity securities sold is determined on a specific identification and average cost method, respectively. Held-to-maturity securities are stated at cost.

Income on investment securities purchased is adjusted for amortization of premium and accretion of discount on a level yield basis.

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

The credit component of an OTTI of a debt security is recognized in earnings and the non-credit component is recognized in OCI when we do not intend to sell the security and it is more likely than not that BNY Mellon will not be required to sell the security prior to recovery of its cost basis.

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

If we intend to sell the security or it is more likely than not that BNY Mellon will be required to sell the security prior to recovery of its cost basis, the non-credit component of OTTI is recognized in earnings

130     BNY Mellon

Notes to Consolidated Financial Statements (continued)

and subsequently accreted to interest income on an effective yield basis over the life of the security.

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

Unearned revenue on direct financing leases is accreted over the lives of the leases in decreasing amounts to provide a constant rate of return on the net investment in the leases. Revenue on leveraged leases is recognized on a basis to achieve a constant yield on the outstanding investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in investment and other income. Considering the nature of these leases and the number of significant assumptions, there is risk associated with the income recognition on these leases should any of the assumptions change materially in future periods.

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

A loan is considered to be impaired, as defined by ASC 310 Accounting by Creditors for Impairment of a Loan, when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment allowance on loans $1 million or greater is required to be measured based upon the loan’s market price, the present value of expected future cash flows, discounted at the loan’s initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment allowance is established by a provision for credit loss. Impairment allowances are not needed when the recorded investment in an impaired loan is less than the loan valuation.

Allowance for loan losses and allowance for lending-related commitments

The allowance for loan losses, shown as a valuation allowance to loans, and the allowance for lending-related commitments recorded in other liabilities are referred to as BNY Mellon’s allowance for credit losses. The accounting policy for the determination of the adequacy of the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

The allowance for loan losses is maintained to absorb losses inherent in the loan portfolio as of the balance sheet date based on our judgment. The allowance determination methodology is designed to provide procedural discipline in assessing the appropriateness of the allowance. Credit losses are charged against the allowance. Recoveries are added to the allowance.

The methodology for determining the allowance for lending-related commitments considers the same factors as the allowance for loan losses, as well as an estimate of the probability of drawdown. We utilize a quantitative methodology and qualitative framework for determining the allowance for loan losses and the

BNY Mellon     131

Notes to Consolidated Financial Statements (continued)

allowance for lending-related commitments. Within this qualitative framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio.

The three elements of the allowance for loan losses and the allowance for lending-related commitments include the qualitative allowance framework. The three elements are:

•	an allowance for impaired credits of $1 million or greater;
•	an allowance for higher risk-rated credits and pass-rated credits; and
•	an allowance for residential mortgage loans.

Our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. Therefore, the first element, impaired credits, is based on individual analysis of all impaired loans of $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All borrowers are assigned to pools based on their credit ratings. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation. The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. All loans over $1 million are individually analyzed before being assigned a credit rating.

The third element, the allowance for residential mortgage loans, is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. In 2012, BNY Mellon began assigning all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on five years of default and loss data derived from our residential mortgage portfolio. Prior to 2012, estimates of probability of default and loss given default factors were based on a combination of external data from third-party databases and internal data. The decision to change was triggered when five years of historical data became available in 2012. The use of internal historical data provides a better estimate of the allowance, given that it is based on actual default and loss experience on our residential mortgage portfolio. For each pool, the inherent loss is calculated using the above factors. The resulting probable loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. For home equity lines of credit, probability of default and loss given default are based on external data from third party databases due to the small size of the portfolio and insufficient internal data.

The qualitative framework is used to determine an additional allowance for each portfolio based on the factors below:

Internal risk factors:

•	Nonperforming loans to total non-margin loans;
•	Criticized assets to total loans and lending-related commitments;
•	Ratings volatility;
•	Borrower concentration; and
•	Significant concentration in high-risk industries.

Environmental risk factors:

•	U.S. noninvestment grade default rate;
•	Unemployment rate; and
•	Change in real GDP.

The objective of the qualitative framework is to capture incurred losses that may not have been fully captured in the quantitative reserve which is based primarily on historical data. Management determines the qualitative allowance each period based on judgment informed by consideration of internal and external risk factors. Once determined in the aggregate, our qualitative allowance is then allocated to each of our loan classes based on the respective classes’ quantitative allowance balances with the allocations adjusted, when necessary, for class specific risk factors.

For each risk factor, we calculate the minimum and maximum values, and percentiles in-between, to evaluate the distribution of our historical experience.

132     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The distribution of historical experience is compared to the risk factor’s current quarter observed experience to assess the current risk inherent in the portfolio and overall direction/trend of a risk factor relative to our historical experience.

Based on this analysis, we assign a risk level- no impact, low, moderate, high and elevated—to each risk factor for the current quarter. Management assesses the impact of each risk factor to determine an aggregate risk level. We do not quantify the impact of any particular risk factor. Management’s assessment of the risk factors, as well as the trend in the quantitative allowance, supports management’s judgment for the overall required qualitative allowance. A smaller qualitative allowance may be required when our quantitative allowance has reflected incurred losses associated with the aggregate risk level. A greater qualitative allowance may be required if our quantitative allowance does not yet reflect the incurred losses associated with the aggregate risk level.

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

Seed capital

Seed capital investments are classified as other assets. Unrealized gains and losses on seed capital investments are recorded in investment and other income.

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

BNY Mellon     133

Notes to Consolidated Financial Statements (continued)

Additionally, we recognize revenue from non-refundable, upfront implementation fees under outsourcing contracts using a straight-line method, commencing in the period the ongoing services are performed through the expected term of the contractual relationship. Incremental direct set-up costs of implementation, up to the related implementation fee or minimum fee revenue amount, are deferred and amortized over the same period that the related implementation fees are recognized. If a client terminates an outsourcing contract prematurely, the unamortized deferred incremental direct set-up costs and the unamortized deferred up-front implementation fees related to that contract are recognized in the period the contract is terminated.

Performance fees are recognized in the period in which the performance fees are earned and become determinable. Performance fees are generally calculated as a percentage of the applicable portfolio’s performance in excess of a benchmark index or a peer group’s performance. When a portfolio underperforms its benchmark or fails to generate positive performance, subsequent years’ performance must generally exceed this shortfall prior to fees being earned. Amounts billable in subsequent years and which are subject to a clawback if performance thresholds in those years are not met, are not recognized since the fees are potentially uncollectible. These fees are recognized when it is determined that they will be collected. When a multi-year performance contract provides that fees earned are billed ratably over the performance period, only the portion of the fees earned that are non-refundable are recognized.

Net interest revenue

Revenue on interest-earning assets and expense on interest-bearing liabilities is recognized based on the effective yield of the related financial instrument.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange on the balance sheet date. Transaction gains and losses are included in the income statement. Translation gains and losses on investments in foreign entities with functional currencies that are not the U.S. dollar are recorded as foreign currency translation adjustments in other comprehensive income (loss). Revenue and expense transactions are translated at the applicable daily rate or the weighted average monthly exchange rate when applying the daily rate is not practical.

Pension

The measurement date for BNY Mellon’s pension plans is Dec. 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield curves of high-quality corporate bonds available in the marketplace. The net periodic pension expense or credit includes service costs, interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value and amortization of prior years’ actuarial gains and losses.

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

The market-related value utilized to determine the expected return on plan assets is based on the fair value of plan assets adjusted for the difference between expected returns and actual performance of plan assets. The difference between actual experience and expected returns on plan assets is included as an adjustment in the market-related value over a 5-year period.

BNY Mellon’s accounting policy regarding pensions has been identified as a “critical accounting estimate” as it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain. See Note 19 of the Notes to Consolidated Financial Statements for additional disclosures related to pensions.

134     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Severance

BNY Mellon provides separation benefits for U.S.-based employees through The Bank of New York Mellon Corporation Supplemental Unemployment Benefit Plan. These benefits are provided to eligible employees separated from their jobs for business reasons not related to individual performance. Basic separation benefits are generally based on the employee’s years of continuous benefited service. Severance for employees based outside of the U.S. is determined in accordance with local agreements and legal requirements. Severance expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

We enter into various derivative financial instruments for non-trading purposes primarily as part of our asset/liability management (“ALM”) process. These derivatives are designated as either fair value or cash flow hedges of certain assets and liabilities when we enter into the derivative contracts. Gains and losses associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item associated with the designated risks being hedged. Gains and losses on cash flow hedges are recorded in OCI, until reclassified into earnings to meet the risks being hedged. Foreign currency transaction gains and losses related to a hedged net investment in a foreign operation, net of their tax effect, are recorded with cumulative foreign currency translation adjustments within OCI.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategy for undertaking various hedging transactions.

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

We discontinue hedge accounting prospectively when we determine that a derivative is no longer an effective hedge, the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading revenue. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item. Accumulated gains and losses, net of tax effect, from discontinued cash flow hedges are reclassified from OCI and recognized in current earnings in foreign exchange and other trading revenue upon receipt of the hedged cash flow.

The accounting policy for the determination of the fair value of derivative financial instruments has been identified as a “critical accounting estimate” as it

BNY Mellon     135

Notes to Consolidated Financial Statements (continued)

requires us to make numerous assumptions based on the available market data. See Note 24 of the Notes to Consolidated Financial Statements for additional disclosures related to derivative financial instruments.

Statement of cash flows

We have defined cash as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged.

Stock options

Compensation expense relating to all share-based payments is recognized in the income statement, on a straight-line basis, over the applicable vesting period.

Certain of our stock compensation grants vest when the employee retires. ASC 718 requires the completion of expensing of new grants with this feature by the first date the employee is eligible to retire.

Note 2—Accounting changes and new accounting guidance

ASU 2011-04—Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs”. The ASU clarifies the application of existing fair value measurement and disclosure requirements including 1) the application of concepts of highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of non-financial assets and are not relevant when measuring the fair value of financial assets or any liabilities, 2) measuring the fair value of an instrument classified in shareholders’ equity from the perspective of a market participant that holds that instrument as an asset, and 3) disclosures about quantitative information regarding the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. This ASU also requires the disclosure of the level of the fair value hierarchy for financial instruments not reported at fair value on the balance sheet. This ASU did not impact our results of operations. See Note 21 “Fair value measurement” of the Notes to Consolidated Financial Statements for the related disclosures.

ASU 2011-05—Presentation of Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income”. This ASU increased the prominence of other comprehensive income in the financial statements. The ASU requires the disclosure of comprehensive income and its components in one of two ways: a single continuous statement or in two separate but consecutive statements. The ASU did not change the components of other comprehensive income. This ASU did not impact our results of operations. BNY Mellon adopted the two-statement approach. See the Consolidated Comprehensive Income Statement and Note 17 “Other comprehensive income (loss)” of the Notes to Consolidated Financial Statements for the related disclosures.

ASU 2011-08—Testing Goodwill for Impairment

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment”, which amended the guidance in ASC 350 for goodwill impairment. This ASU permits entities performing goodwill impairment tests the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., Step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU did not change how goodwill was calculated or assigned to reporting units, or the annual goodwill impairment testing requirement. In addition, the ASU did not amend the requirement to perform interim goodwill impairment tests if events or circumstances warrant; however, it did revise the examples of events and circumstances that an entity should consider. The amendments were effective for annual and interim goodwill impairment tests performed for fiscal years beginning after Dec. 15, 2011. This ASU did not impact our results of operations.

Note 3—Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. For acquisitions completed prior to Jan. 1, 2009, we record the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable. For acquisitions completed after Jan. 1, 2009, subsequent changes in the fair value of a contingent consideration liability

136     BNY Mellon

Notes to Consolidated Financial Statements (continued)

will be recorded through the income statement. Contingent payments totaled $7 million in 2012.

At Dec. 31, 2012, we were potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures based on contractual agreements, could range from $15 million to $46 million over the next two years.

Acquisitions in 2012

On Oct 1, 2012, BNY Mellon acquired the remaining 50% interest of the WestLB Mellon Asset Management joint venture for cash of $22 million. We later renamed the unit Meriten Investment Management GmbH (“Meriten”). We are obligated to pay, upon occurrence of certain events, contingent additional consideration of up to $13 million. Goodwill related to this acquisition, including the fair value of the contingent additional consideration, totaled $70 million and is included in our Investment Management business. This goodwill is not deductible for tax purposes. Customer relationship intangible assets related to this acquisition are included in our Investment Management business, with a life of 8 years, and totaled $23 million.

Acquisitions in 2011

On July 1, 2011, BNY Mellon acquired the wealth management operations of Chicago-based Talon Asset Management (“Talon”) for cash of $11 million. We are obligated to pay, upon occurrence of certain events, contingent additional consideration of $5 million, which was recorded as goodwill at the acquisition date. Talon manages assets of wealthy families and institutions. Goodwill related to this acquisition, is included in our Investment Management business and totaled $10 million and is deductible for tax purposes. Customer relationship intangible assets related to this acquisition are included in our Investment Management business, with a life of 20 years, and totaled $6 million.

On Nov. 30, 2011, BNY Mellon acquired Penson Financial Services Australia Pty Ltd., a clearing firm located in Australia, in a $33 million share purchase transaction. Goodwill related to this acquisition is included in our Investment Services business and totaled $10 million and is non-tax deductible. Customer relationship intangible assets related to this acquisition are included in our Investment Services business, with a life of nine years, and totaled $6 million.

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

Acquisitions in 2010

On July 1, 2010, we acquired GIS for cash of $2.3 billion. GIS provides a comprehensive suite of products which includes subaccounting, fund accounting/administration, custody, managed account services and alternative investment services. Assets acquired totaled approximately $590 million. Liabilities assumed totaled approximately $250 million. Goodwill related to this acquisition totaled $1,505 million, of which $1,256 million is tax deductible and $249 million is non-tax deductible. Customer contract intangible assets related to this acquisition totaled $477 million with lives ranging from 10 years to 20 years.

On Aug. 2, 2010, we acquired BAS for cash of $370 million. This transaction included the purchase of Frankfurter Service Kapitalanlage—Gesellschaft mbH, a wholly-owned fund administration affiliate. The combined business offers a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany. Assets acquired totaled approximately $3.6 billion and primarily consisted of securities of approximately $2.6 billion. Liabilities assumed totaled approximately $3.4 billion and included deposits of $2.3 billion. Goodwill related to this acquisition of $272 million is tax deductible. Customer contract intangible assets related to this acquisition totaled $40 million with a life of 10 years.

On Sept. 1, 2010, we acquired I(3) Advisors of Toronto, an independent wealth advisory company, for cash of $21.1 million. Goodwill related to this acquisition totaled $8 million and is non-tax deductible. Customer relationship intangible assets related to this acquisition totaled $10 million with a life of 33 years.

Dispositions in 2010

On Jan. 15, 2010, BNY Mellon sold Mellon United National Bank (“MUNB”), our national bank

BNY Mellon     137

Notes to Consolidated Financial Statements (continued)

subsidiary located in Florida. The results for MUNB were classified as discontinued operations. See Note 4 of the Notes to Consolidated Financial Statements for additional information on the MUNB transaction.

Note 4—Discontinued operations

On Jan. 15, 2010, BNY Mellon sold MUNB, our former national bank subsidiary located in Florida. We applied discontinued operations accounting to this business. Summarized financial information for discontinued operations is as follows:

Discontinued operations
(in millions)	2012	2011	2010
Net interest revenue	$-	$-	$9
Noninterest expense:
Staff	-	-	4
Professional, legal and other purchased services	-	-	4
Net occupancy	-	-	1
Other	-	-	3
Total noninterest expense	-	-	12
Loss from operations	-	-	(3)
Loss on assets held for sale	-	-	(106)
Loss on sale of MUNB	-	-	(1)
Benefit for income taxes	-	-	(44)
Net (loss) from discontinued operations	$-	$-	$(66)

Certain loans were not sold as part of the MUNB transaction and are held-for-sale. Loans of $76 million at Dec. 31, 2012 are included in other assets on the balance sheet. These loans are recorded at the lower of cost or market. In 2012 and 2011, we recorded income of $44 million and $100 million, respectively, primarily related to gains from sales/paydowns and valuation changes on loans held-for-sale.

There were no assets or liabilities of discontinued operations at Dec. 31, 2012 and Dec. 31, 2011.

Results for 2010 included in these Financial Statements and Notes reflect continuing operations, unless otherwise noted.

Note 5—Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2012 and 2011.

Securities at Dec. 31, 2012	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$17,539	$467	$3	$18,003
U.S. Government agencies	1,044	30	-	1,074
State and political subdivisions	6,039	112	29	6,122
Agency RMBS	33,355	846	8	34,193
Alt-A RMBS	255	40	16	279
Prime RMBS	728	9	9	728
Subprime RMBS	508	6	62	452
Other RMBS	2,850	53	109	2,794
Commercial MBS	3,031	153	45	3,139
Asset-backed CLOs	1,285	7	10	1,282
Other asset-backed securities	2,123	11	3	2,131
Foreign covered bonds	3,596	122	-	3,718
Corporate bonds	1,525	63	3	1,585
Other debt securities	11,516	276	-	11,792	(a)
Equity securities	23	4	-	27
Money market funds	2,190	-	-	2,190
Alt-A RMBS (b)	1,574	400	4	1,970
Prime RMBS (b)	833	177	-	1,010
Subprime RMBS (b)	113	17	-	130
Total securities available-for-sale	90,127	2,793	301	92,619
Held-to-maturity:
U.S. Treasury	1,011	59	-	1,070
State and political subdivisions	67	2	-	69
Agency RMBS	5,879	139	1	6,017
Alt-A RMBS	111	9	6	114
Prime RMBS	97	1	1	97
Subprime RMBS	28	-	1	27
Other RMBS	983	36	52	967
Commercial MBS	26	-	1	25
Other securities	3	-	-	3
Total securities held-to-maturity	8,205	246	62	8,389
Total securities	$98,332	$3,039	$363	$101,008
(a)	Includes $9.4 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

138     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2011	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$16,814	$514	$2	$17,326
U.S. Government agencies	932	26	-	958
State and political subdivisions	2,724	62	47	2,739
Agency RMBS	26,232	575	11	26,796
Alt-A RMBS	306	9	42	273
Prime RMBS	916	1	102	815
Subprime RMBS	606	2	190	418
Other RMBS	1,133	-	230	903
Commercial MBS	3,327	89	77	3,339
Asset-backed CLOs	1,480	1	37	1,444
Other asset-backed securities	527	8	3	532
Foreign covered bonds	2,410	18	3	2,425
Corporate bonds	1,696	47	5	1,738
Other debt securities	14,320	292	33	14,579	(a)
Equity securities	26	4	-	30
Money market funds	973	-	-	973
Alt-A RMBS (b)	1,790	157	68	1,879
Prime RMBS (b)	1,090	106	21	1,175
Subprime RMBS (b)	122	6	3	125
Total securities available-for-sale	77,424	1,917	874	78,467
Held-to-maturity:
U.S. Treasury	813	53	-	866
State and political subdivisions	100	3	-	103
Agency RMBS	658	39	-	697
Alt-A RMBS	153	4	19	138
Prime RMBS	121	-	10	111
Subprime RMBS	28	-	3	25
Other RMBS	1,617	47	93	1,571
Commercial MBS	28	-	2	26
Other securities	3	-	-	3
Total securities held-to-maturity	3,521	146	127	3,540
Total securities	$80,945	$2,063	$1,001	$82,007
(a)	Includes $13.1 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Securities at Dec. 31, 2010	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$12,650	$97	$138	$12,609
U.S. Government agencies	1,007	2	4	1,005
State and political subdivisions	559	4	55	508
Agency RMBS	19,383	387	43	19,727
Alt-A RMBS	475	34	39	470
Prime RMBS	1,305	8	86	1,227
Subprime RMBS	696	-	188	508
Other RMBS	1,665	1	335	1,331
Commercial MBS	2,650	89	100	2,639
Asset-backed CLOs	263	-	14	249
Other asset-backed securities	532	9	2	539
Foreign covered bonds	2,884	-	16	2,868
Corporate bonds	291	16	22	285
Other debt securities	11,509	132	35	11,606	(a)
Equity securities	36	11	-	47
Money market funds	2,538	-	-	2,538
Alt-A RMBS (b)	2,164	364	15	2,513
Prime RMBS (b)	1,626	205	6	1,825
Subprime RMBS (b)	128	30	-	158
Total securities available-for-sale	62,361	1,389	1,098	62,652
Held-to-maturity:
State and political subdivisions	119	2	-	121
Agency RMBS	397	33	-	430
Alt-A RMBS	215	5	19	201
Prime RMBS	149	2	5	146
Subprime RMBS	28	-	3	25
Other RMBS	2,709	69	81	2,697
Commercial MBS	34	-	1	33
Other securities	4	-	-	4
Total securities held-to-maturity	3,655	111	109	3,657
Total securities	$66,016	$1,500	$1,207	$66,309
(a)	Includes $11.0 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.
(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Net securities gains (losses)
(in millions)	2012	2011	2010
Realized gross gains	$296	$183	$48
Realized gross losses	(10)	(56)	(5)
Recognized gross impairments	(124)	(79)	(16)
Total net securities gains (losses)	$162	$48	$27

BNY Mellon     139

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities

At Dec. 31, 2012, substantially all of the unrealized losses on the investment securities portfolio were attributable to credit spreads widening since purchase, and interest rate movements. We do not intend to sell these securities and it is not more likely than not that we will have to sell.

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

Temporarily impaired securities at Dec. 31, 2012	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$956	$3	$-	$-	$956	$3
State and political subdivisions	1,139	7	173	22	1,312	29
Agency RMBS	1,336	8	96	-	1,432	8
Alt-A RMBS	31	13	39	3	70	16
Prime RMBS	110	2	253	7	363	9
Subprime RMBS	13	3	397	59	410	62
Other RMBS	64	19	670	90	734	109
Commercial MBS	131	1	310	44	441	45
Asset-backed CLOs	314	1	321	9	635	10
Other asset-backed securities	779	2	7	1	786	3
Corporate bonds	178	3	-	-	178	3
Alt-A RMBS (a)	22	-	30	4	52	4
Total securities available-for-sale	$5,073	$62	$2,296	$239	$7,369	$301
Held-to-maturity:
Agency RMBS	$234	$1	$-	$-	$234	$1
Alt-A RMBS	38	-	24	6	62	6
Prime RMBS	-	-	56	1	56	1
Subprime RMBS	-	-	24	1	24	1
Other RMBS	413	-	373	52	786	52
Commercial MBS	-	-	25	1	25	1
Total securities held-to-maturity	$685	$1	$502	$61	$1,187	$62
Total temporarily impaired securities	$5,758	$63	$2,798	$300	$8,556	$363
(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Temporarily impaired securities at Dec. 31, 2011	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$118	$2	$-	$-	$118	$2
State and political subdivisions	483	2	157	45	640	47
Agency RMBS	3,844	10	140	1	3,984	11
Alt-A RMBS	132	16	69	26	201	42
Prime RMBS	324	25	447	77	771	102
Subprime RMBS	-	-	400	190	400	190
Other RMBS	5	4	895	226	900	230
Commercial MBS	340	2	495	75	835	77
Asset-backed CLOs	1,143	26	211	11	1,354	37
Other asset-backed securities	60	1	18	2	78	3
Foreign covered bonds	368	1	406	2	774	3
Corporate bonds	254	5	-	-	254	5
Other debt securities	2,613	7	54	26	2,667	33
Alt-A RMBS (a)	595	53	29	15	624	68
Prime RMBS (a)	437	21	-	-	437	21
Subprime RMBS (a)	50	3	-	-	50	3
Total securities available-for-sale	$10,766	$178	$3,321	$696	$14,087	$874
Held-to-maturity:
Alt-A RMBS	$69	$3	$42	$16	$111	$19
Prime RMBS	-	-	56	10	56	10
Subprime RMBS	-	-	25	3	25	3
Other RMBS	107	2	573	91	680	93
Commercial MBS	-	-	26	2	26	2
Total securities held-to-maturity	$176	$5	$722	$122	$898	$127
Total temporarily impaired securities	$10,942	$183	$4,043	$818	$14,985	$1,001
(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

140     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our investment securities portfolio at Dec. 31, 2012.

Maturity distribution and yield on investment securities	U.S. Treasury		U.S. Government agencies		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$3,054	0.57%	$176	0.95%	$114	1.52%	$3,439	1.03%	$-	-%	$6,783
Over 1 through 5 years	9,033	0.92	832	1.76	2,934	1.75	10,874	1.28	-	-	23,673
Over 5 through 10 years	2,365	2.66	66	2.06	2,597	3.16	2,709	2.67	-	-	7,737
Over 10 years	3,551	3.11	-	-	477	3.74	73	8.08	-	-	4,101
Mortgage-backed securities	-	-	-	-	-	-	-	-	44,695	2.73	44,695
Asset-backed securities	-	-	-	-	-	-	-	-	3,413	1.33	3,413
Equity securities (b)	-	-	-	-	-	-	-	-	2,217	-	2,217
Total	$18,003	1.52%	$1,074	1.65%	$6,122	2.50%	$17,095	1.48%	$50,325	2.51%	$92,619
Securities held-to-maturity:
One year or less	$-	%	$-	-%	$1	6.65%	$3	0.02%	$-	-	$4
Over 1 through 5 years	682	1.49	-	-	-	-	-	-	-	-	682
Over 5 through 10 years	329	2.65	-	-	26	6.78	-	-	-	-	355
Over 10 years	-	-	-	-	40	6.41	-	-	-	-	40
Mortgage-backed securities	-	-	-	-	-	-	-	-	7,124	2.92%	7,124
Total	$1,011	1.87%	$-	-	$67	6.56%	$3	0.02%	$7,124	2.92%	$8,205
(a)	Yields are based upon the amortized cost of securities.
(b)	Includes money market funds.

Other-than-temporary impairment

We routinely conduct periodic reviews of all securities using economic models to identify and evaluate each investment security to determine whether OTTI has occurred. Various inputs to the economic models are used to determine if an unrealized loss on securities is other-than-temporary. For example, the most significant inputs related to non-agency RBMS are:

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

The table below shows the projected weighted-average default rates and loss severities for the 2007, 2006 and late 2005 non-agency RMBS and the securities previously held in the Grantor Trust we established in connection with the restructuring of our investment securities portfolio in 2009, at Dec. 31, 2012 and 2011.

Projected weighted-average default rates and loss severities
	Dec. 31, 2012		Dec. 31, 2011
	Default rate	Severity	Default rate	Severity
Alt-A	43%	57%	44%	57%
Subprime	61%	72%	63%	73%
Prime	24%	43%	25%	43%

BNY Mellon     141

Notes to Consolidated Financial Statements (continued)

The following table provides pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2012	2011	2010
Sovereign debt	$96	$36	$-
U.S. Treasury	83	77	15
Agency RMBS	43	8	15
Corporate bonds	29	-	-
FDIC-insured debt	10	-	-
Prime RMBS	(15)	(1)	-
Trust-preferred	(18)	-	-
Alt-A RMBS	(19)	(36)	(13)
Subprime RMBS	(34)	(21)	(4)
European floating rate notes	(34)	(39)	(3)
Other	21	24	17
Total net securities gains (losses)	$162	$48	$27

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

Debt securities credit loss roll forward
(in millions)	2012	2011
Beginning balance as of Jan. 1	$253	$182
Add: Initial OTTI credit losses	73	61
Subsequent OTTI credit losses	50	18
Less: Realized losses for securities sold	88	8
Ending balance as of Dec. 31	$288	$253

Pledged assets

At Dec. 31, 2012, assets amounting to $90 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $80 billion of securities, $5 billion of interest-bearing deposits with banks and $5 billion of loans. Also included in these pledged assets were securities available-for-sale of $1 billion which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. We obtain securities under resale, securities borrowed and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2012, the market value of the securities received that can be sold or repledged was $31 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2012, the market value of collateral sold and repledged was $9 billion.

Note 6—Loans and asset quality

Loans

The table below provides the details of our loan distribution and industry concentrations of credit risk at Dec. 31, 2012 and 2011.

Loans	Dec. 31,
(in millions)	2012	2011
Domestic:
Financial institutions	$5,455	$4,606
Commercial	1,306	752
Wealth management loans and mortgages	8,796	7,342
Commercial real estate	1,677	1,449
Lease financings (a)	1,329	1,558
Other residential mortgages	1,632	1,923
Overdrafts	2,228	2,958
Other	639	623
Margin loans	13,397	12,760
Total domestic	36,459	33,971
Foreign:
Financial institutions	5,833	6,538
Commercial	111	528
Wealth management loans and mortgages	68	-
Commercial real estate	63	-
Lease financings (a)	1,025	1,051
Other (primarily overdrafts)	3,070	1,891
Total foreign	10,170	10,008
Total loans	$46,629	$43,979
(a)	Net of unearned income on domestic and foreign lease financings of $1,135 million at Dec. 31, 2012 and $1,343 million at Dec. 31, 2011.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $5 million at Dec. 31, 2012 and $3 million at both Dec. 31, 2011 and Dec. 31, 2010. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

Our loan portfolio is comprised of three portfolio segments: commercial, lease financings and mortgages. We manage our portfolio at the class level which is comprised of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages, and other residential mortgages. The following tables are presented for each class of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

142     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses activity for the year ended Dec. 31, 2012					Wealth management loans and mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings		Other residential mortgages	All Other		Foreign	Total
Beginning balance	$91	$34	$63	$66	$29	$156	$-		$58	$497
Charge-offs	(2)	-	(13)	-	(1)	(22)	-		-	(38)
Recoveries	2	-	-	-	-	6	-		-	8
Net (charge-offs)	-	-	(13)	-	(1)	(16)	-		-	(30)
Provision	13	(4)	(14)	(17)	2	(52)	2		(10)	(80)
Ending balance	$104	$30	$36	$49	$30	$88	$2		$48	$387
Allowance for:
Loans losses	$30	$20	$12	$49	$26	$88	$2		$39	$266
Unfunded commitments	74	10	24	-	4	-	-		9	121
Individually evaluated for impairment:
Loan balance	$57	$17	$3	$-	$31	$-	$-		$9	$117
Allowance for loan losses	12	1	-	-	7	-	-		4	24

Collectively evaluated for impairment:
Loan balance	$1,249	$1,660	$5,452	$1,329	$8,765	$1,632	$16,264	(a)	$10,161	$46,512
Allowance for loan losses	18	19	12	49	19	88	2		35	242
(a)	Includes $2,228 million of domestic overdrafts, $13,397 million of margin loans and $639 million of other loans at Dec. 31, 2012.

Allowance for credit losses activity for the year ended Dec. 31, 2011					Wealth management loans and mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings		Other residential mortgages	All Other		Foreign	Total
Beginning balance	$93	$40	$11	$90	$41	$235	$1		$60	$571
Charge-offs	(6)	(4)	(8)	-	(1)	(56)	-		(8)	(83)
Recoveries	3	-	2	-	-	3	-		-	8
Net (charge-offs)	(3)	(4)	(6)	-	(1)	(53)	-		(8)	(75)
Provision	1	(2)	58	(24)	(11)	(26)	(1)		6	1
Ending balance	$91	$34	$63	$66	$29	$156	$-		$58	$497
Allowance for:
Loans losses	$33	$24	$41	$66	$23	$156	$-		$51	$394
Unfunded commitments	58	10	22	-	6	-	-		7	103
Individually evaluated for impairment:
Loan balance	$26	$38	$24	$-	$30	$-	$-		$10	$128
Allowance for loan losses	9	7	7	-	5	-	-		4	32

Collectively evaluated for impairment:
Loan balance	$726	$1,411	$4,582	$1,558	$7,312	$1,923	$16,341	(a)	$9,998	$43,851
Allowance for loan losses	24	17	34	66	18	156	-		47	362
(a)	Includes $2,958 million of domestic overdrafts, $12,760 million of margin loans and $623 million of other loans at Dec. 31, 2011.

BNY Mellon     143

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2010					Wealth management loans and mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings		Other residential mortgages	All Other		Foreign	Total
Beginning balance	$155	$45	$76	$80	$58	$164	$-		$50	$628
Charge-offs	(5)	(8)	(25)	-	(4)	(46)	-		-	(88)
Recoveries	15	1	2	-	-	2	-		-	20
Net (charge-offs) recoveries	10	(7)	(23)	-	(4)	(44)	-		-	(68)
Provision	(72)	2	(42)	10	(13)	115	1		10	11
Ending balance	$93	$40	$11	$90	$41	$235	$1		$60	$571
Allowance for:
Loans losses	$51	$28	$1	$90	$38	$235	$1		$54	$498
Unfunded commitments	42	12	10	-	3	-	-		6	73
Individually evaluated for impairment:
Loan balance	$32	$44	$4	$-	$53	$-	$-		$7	$140
Allowance for loan losses	10	9	-	-	5	-	-		2	26

Collectively evaluated for impairment:
Loan balance	$1,218	$1,548	$4,626	$1,605	$6,453	$2,079	$12,105	(a)	$8,034	$37,668
Allowance for loan losses	41	19	1	90	33	235	1		52	472
(a)	Includes $4,524 million of domestic overdrafts, $6,810 million of margin loans and $771 million of other loans at Dec. 31, 2010.

Nonperforming assets

The table below sets forth information about our nonperforming assets.

Nonperforming assets	Dec. 31,
(in millions)	2012	2011
Nonperforming loans:
Domestic:
Other residential mortgages	$158	$203
Wealth management loans and mortgages	30	32
Commercial	27	21
Commercial real estate	18	40
Financial institutions	3	23
Total domestic	236	319
Foreign loans	9	10
Total nonperforming loans	245	329
Other assets owned	4	12
Total nonperforming assets (a)	$249	$341
(a)	Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in these loans are nonperforming loans of $174 million at Dec. 31, 2012 and $101 million at Dec. 31, 2011. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

At Dec. 31, 2012, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

Lost interest
(in millions)	2012	2011	2010
Amount by which interest income recognized on nonperforming loans exceeded reversals:
Total	$5	$2	$2
Foreign	-	-	-
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:
Total	$15	$17	$20	(a)
Foreign	-	-	-
(a)	Lost interest excludes discontinued operations for 2010.

144     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Impaired loans

The table below sets forth information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	Year ended
	Dec. 31, 2012		Dec. 31, 2011		Dec. 31, 2010
(in millions)	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized
Impaired loans with an allowance:
Commercial	$54	$4	$27	$1	$30	$1
Commercial real estate	27	-	22	-	34	-
Financial institutions	7	-	9	-	35	-
Wealth management loans and mortgages	28	-	37	1	53	1
Foreign	10	-	10	-	2	-
Total impaired loans with an allowance	126	4	105	2	154	2
Impaired loans without an allowance:
Commercial	-	-	1	-	6	-
Commercial real estate	3	-	13	-	11	-
Financial institutions	2	-	-	-	-	-
Wealth management loans and mortgages	4	-	2	-	3	-
Total impaired loans without an allowance (a)	9	-	16	-	20	-
Total impaired loans	$135	$4	$121	$2	$174	$2
(a)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

Impaired loans	Dec. 31, 2012			Dec. 31, 2011
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Recorded investment	Unpaid principal balance	Related allowance (a)
Impaired loans with an allowance:
Commercial	$57	$61	$12	$26	$31	$9
Commercial real estate	15	16	1	35	41	7
Financial institutions	1	1	—	21	21	7
Wealth management loans and mortgages	28	28	7	27	27	5
Foreign	9	17	4	10	18	4
Total impaired loans with an allowance	110	123	24	119	138	32
Impaired loans without an allowance:
Commercial real estate	2	2	N/A	3	3	N/A
Financial institutions	1	8	N/A	3	9	N/A
Wealth management loans and mortgages	4	4	N/A	3	3	N/A
Total impaired loans without an allowance (b)	7	14	N/A	9	15	N/A
Total impaired loans (c)	$117	$137	$24	$128	$153	$32
(a)	The allowance for impaired loans is included in the allowance for loan losses.
(b)	When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(c)	Excludes an aggregate of $2 million of impaired loans in amounts individually less than $1 million at both Dec. 31, 2012 and Dec. 31, 2011. The allowance for loan loss associated with these loans totaled less than $1 million at both Dec. 31, 2012 and Dec. 31, 2011.

BNY Mellon     145

Notes to Consolidated Financial Statements (continued)

Past due loans

The table below sets forth information about our past due loans.

Past due loans and still accruing interest	Dec. 31, 2012				Dec. 31, 2011
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	>90		30-59	60-89	>90
Domestic:
Commercial real estate	$44	$-	$-	$44	$47	$9	$-	$56
Wealth management loans and mortgages	33	7	1	41	89	3	-	92
Commercial	-	60	-	60	60	7	-	67
Other residential mortgages	50	9	5	64	36	10	13	59
Financial institutions	-	-	-	-	36	-	-	36
Total domestic	127	76	6	209	268	29	13	310
Foreign	-	-	-	-	-	-	-	-
Total past due loans	$127	$76	$6	$209	$268	$29	$13	$310

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

The following table presents TDRs that occurred in 2012 and 2011.

TDRs	2012			2011
	Number of contracts	Outstanding recorded investment		Number of contracts	Outstanding recorded investment
(dollars in millions)		Pre- modification	Post- modification		Pre- modification	Post- modification
Commercial	3	$42	$37	1	$2	$2
Commercial real estate	2	11	12	-	-	-
Wealth management loans and mortgages	6	3	3	-	-	-
Other residential mortgages	166	44	49	21	8	8
Foreign	1	3	3	-	-	-
Total TDRs	178	$103	$104	22	$10	$10

Commercial

The modifications of the commercial loans and unfunded lending-related commitments in 2012 consisted of changing the stated interest rates and/or extending the maturity dates of the loans. The modification of the commercial loan in 2011 consisted of reducing the stated interest rate and extending the maturity date of the loan. The difference between the book value of the loan and net cash flow discounted at the original loan’s rate, if no observable market price exists, is included in the allowance for credit losses.

Commercial real estate

The modifications of the commercial real estate loans and unfunded lending- related commitments in 2012 consisted of changing the stated interest rates and extending the maturity dates of the loans. The difference between the book value of the loan and the estimated fair value of the collateral is included in the allowance for credit losses.

Wealth management loans and mortgages

The modifications of the wealth management loans and mortgages in 2012 consisted of changes in

146     BNY Mellon

Notes to Consolidated Financial Statements (continued)

payment terms and extensions of the maturity dates. The difference between the book value of the loan and the estimated fair value of the collateral is included in the allowance for credit losses.

Other residential mortgages

The modifications of the other residential mortgage loans in 2012 and 2011 consisted of reducing the stated interest rates and in certain cases, a forbearance of default and extending the maturity dates. The value of modified loans is based on the fair value of the collateral. Probable loss factors are applied to the value of the modified loans to determine the allowance for credit losses.

Foreign

The modification of the foreign loan in 2012 consisted of extending the maturity date of the loan. The difference between the book value of the loan and the net present value discounted at the original loan’s rate is included in the allowance for credit losses.

TDRs that subsequently defaulted

There were 21 residential mortgage loans that had been restructured in a TDR during the previous 12 months and have subsequently defaulted in 2012. The total recorded investment of these loans was $6 million.

Credit quality indicators

Our credit strategy is to focus on investment grade names to support cross-selling opportunities and avoid single name/industry concentrations. Each customer is assigned an internal rating grade which is mapped to an external rating agency grade equivalent based upon a number of dimensions which are continually evaluated and may change over time.

The following tables set forth information about credit quality indicators.

Commercial loan portfolio

Commercial loan portfolio – Credit risk profile by creditworthiness category
	Commercial		Commercial real estate		Financial institutions
(in millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Investment grade	$1,064	$906	$1,289	$1,062	$9,935	$9,643
Noninvestment grade	353	374	451	387	1,353	1,501
Total	$1,417	$1,280	$1,740	$1,449	$11,288	$11,144

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

Wealth management loans and mortgages

Wealth management loans and mortgages – Credit risk profile by internally assigned grade
(in millions)	Dec. 31, 2012	Dec. 31, 2011
Wealth management loans:
Investment grade	$4,597	$3,450
Noninvestment grade	125	111
Wealth management mortgages	4,142	3,781
Total	$8,864	$7,342

Wealth management non-mortgage loans are not typically rated by external rating agencies. A majority of the wealth management loans are secured by the customers’ investment management accounts or custody accounts. Eligible assets pledged for these loans are typically investment grade, fixed income securities, equities and/or mutual funds. Internal ratings for this portion of the wealth management portfolio, therefore, would equate to investment-grade external ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets, including business assets, fixed assets, or a modest amount of commercial real estate. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portfolio of loans to be investment grade.

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured

BNY Mellon     147

Notes to Consolidated Financial Statements (continued)

primarily by residential property. These loans are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 63% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2012.

At Dec. 31, 2012, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York – 22%; California – 19%; Massachusetts – 17%; Florida – 8%; and other – 34%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1,632 million at Dec. 31, 2012 and $1,923 million at Dec. 31, 2011. These loans are not typically correlated to external ratings. Included in this portfolio at Dec. 31, 2012 are $497 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2012, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 75% at origination and 24% of these loans were at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, Maryland and the tri-state area (New York, New Jersey and Connecticut).

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $5,298 million at Dec. 31, 2012 and $4,849 million at Dec. 31, 2011. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Margin loans

We had $13,397 million of secured margin loans on our balance sheet at Dec. 31, 2012 compared with $12,760 million at Dec. 31, 2011. Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to margin loans.

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

Note 7—Goodwill and intangible assets

Impairment testing

BNY Mellon’s three business segments include seven reporting units for which goodwill impairment testing is performed on an annual basis. The Investment Management segment is comprised of two reporting units. The Investment Services segment is comprised of four reporting units. One reporting unit is included in the Other segment.

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

BNY Mellon conducted its annual goodwill impairment test on a quantitative basis on all seven reporting units in the second quarter of 2012. The estimated fair value of each of the Company’s reporting units exceeded the carrying value and no goodwill impairment was recognized.

Intangible assets not subject to amortization are tested annually for impairment or more often if events or circumstances indicate they may be impaired.

Goodwill

The level of goodwill increased in 2012 compared with 2011 primarily as a result of foreign exchange translation on non-U.S. dollar denominated goodwill and the Meriten acquisiton. The table below provides a breakdown of goodwill by business.

148     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Goodwill by business (in millions)	Investment Management	Investment Services (a)	Other (a)	Consolidated
Balance at Dec. 31, 2010	$9,359	$8,515	$168	$18,042
Acquisitions/dispositions	10	10	(128)	(108)
Foreign exchange translation	(32)	(29)	-	(61)
Other (b)	36	(5)	-	31
Balance at Dec. 31, 2011	$9,373	$8,491	$40	$17,904
Acquisition	70	-	-	70
Foreign exchange translation	63	38	-	101
Other (b)	2	(12)	10	-
Balance at Dec. 31, 2012	$9,508	$8,517	$50	$18,075
(a)	Includes the reclassification of goodwill associated with the Shareowner Services business from Investment Services to the Other segment.
(b)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

The decrease in intangible assets in 2012 compared with 2011 resulted from amortization of intangible assets, partially offset by the Meriten acquisition and foreign exchange translation on non-U.S. dollar denominated goodwill.

Amortization of intangible assets was $384 million, $428 million and $421 million in 2012, 2011 and 2010, respectively.

The table below provides a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business
(in millions)	Investment Management	Investment Services (a)	Other (a)	Consolidated
Balance at Dec. 31, 2010	$2,592	$2,113	$991	$5,696
Acquisitions/dispositions	6	17	(128)	(105)
Amortization	(214)	(199)	(15)	(428)
Foreign exchange translation	(2)	(2)	-	(4)
Impairment	-	(9)	-	(9)
Other (b)	-	2	-	2
Balance at Dec. 31, 2011	$2,382	$1,922	$848	$5,152
Acquisition	23	-	-	23
Amortization	(192)	(192)	-	(384)
Foreign exchange translation	15	3	-	18
Other (b)	-	(1)	1	-
Balance at Dec. 31, 2012	$2,228	$1,732	$849	$4,809
(a)	Includes the reclassification of intangible assets associated with the Shareowner Services business from Investment Services to the Other segment.
(b)	Other changes in intangible assets include purchase price adjustments and certain other reclassifications.

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2012				Dec. 31, 2011
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships—Investment Management	$2,114	$(1,353)	$761	12 yrs.	$2,109	$(1,189)	$920
Customer contracts—Investment Services	2,353	(1,018)	1,335	12 yrs.	2,351	(834)	1,517
Other	125	(100)	25	5 yrs.	131	(95)	36
Total subject to amortization	4,592	(2,471)	2,121	12 yrs.	4,591	(2,118)	2,473
Not subject to amortization: (a)
Trade name	1,368	N/A	1,368	N/A	1,366	N/A	1,366
Customer relationships	1,320	N/A	1,320	N/A	1,313	N/A	1,313
Total not subject to amortization	2,688	N/A	2,688	N/A	2,679	N/A	2,679
Total intangible assets	$7,280	$(2,471)	$4,809	N/A	$7,270	$(2,118)	$5,152
(a)	Intangible assets not subject to amortization have an indefinite life.

BNY Mellon     149

Notes to Consolidated Financial Statements (continued)

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2013	$340
2014	302
2015	272
2016	240
2017	216

Note 8—Other assets

Other assets	Dec. 31,	Dec. 31,
(in millions)	2012	2011
Corporate/bank owned life insurance	$4,360	$4,216
Accounts receivable	4,255	4,208
Income taxes receivable	3,099	2,573
Equity in joint ventures and other investments (a)	2,664	2,677
Fails to deliver	1,148	961
Software	1,117	986
Fair value of hedging derivatives	989	1,600
Prepaid expenses	508	784
Prepaid pension assets	419	144
Due from customers on acceptances	376	321
Other	1,533	1,369
Total other assets	$20,468	$19,839
(a)	Includes Federal Reserve Bank stock of $436 million and $429 million, respectively, at cost.

Seed capital and private equity investments valued using net asset value per share

In our Investment Management business, we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors. As part of that activity we make seed capital investments in certain funds. BNY Mellon also holds private equity investments, which consist of investments in private equity funds, mezzanine financings and direct equity investments. Seed capital and private equity investments are included in other assets. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to private equity investments.

The fair value of these investments has been estimated using the net asset value (“NAV”) per share of BNY Mellon’s ownership interest in the funds. The table below presents information about BNY Mellon’s investments in seed capital and private equity investments.

Seed capital and private equity investments valued using NAV
	Dec. 31, 2012				Dec. 31, 2011
(dollar amounts in millions)	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period	Fair Value	Unfunded commitments	Redemption frequency	Redemption notice period
Private equity funds (a)	$99	$13	N/A	N/A	$122	$24	N/A	N/A
Other funds (b)	153	31	Monthly-yearly	3-45 days	72	-	Monthly-yearly	3-45 days
Total	$252	$44			$194	$24
(a)	Private equity funds primarily include numerous venture capital funds that invest in various sectors of the economy. Private equity funds do not have redemption rights. Distributions from such funds will be received as the underlying investments in the funds are liquidated.
(b)	Other funds include various market neutral, leveraged loans, hedge funds, real estate and structured credit funds. Redemption notice periods vary by fund.
N/A	- Not applicable.

150     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 9—Deposits

Total time deposits in denominations of $100,000 or greater was $50.3 billion at Dec. 31, 2012, and $44.2 billion at Dec. 31, 2011. At Dec. 31, 2012, the scheduled maturities of all time deposits are as follows: 2013 – $50.7 billion; 2014 – $22 million; 2015 – $3 million; 2016 – $- million; 2017 –$- million; and 2018 and thereafter – $3 million.

Note 10—Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue
(in millions)	2012	2011	2010
Interest revenue
Non-margin loans	$671	$681	$738
Margin loans	168	129	88
Securities:
Taxable	1,913	1,949	1,944
Exempt from federal income taxes	84	36	25
Total securities	1,997	1,985	1,969
Deposits in banks	388	543	491
Deposits with the Federal Reserve and other central banks	152	148	49
Federal funds sold and securities purchased under resale agreements	35	28	64
Trading assets	96	74	71
Total interest revenue	3,507	3,588	3,470
Interest expense
Deposits in domestic offices	46	47	49
Deposits in foreign offices	108	194	82
Federal funds purchased and securities sold under repurchase agreements	-	2	43
Trading liabilities	24	32	41
Other borrowed funds	16	21	24
Commercial paper	2	-	-
Customer payables	8	7	6
Long-term debt	330	301	300
Total interest expense	534	604	545
Net interest revenue	$2,973	$2,984	$2,925

Note 11—Noninterest expense

The following table provides a breakdown of noninterest expense presented on the consolidated income statement.

Noninterest expense
(in millions)	2012	2011	2010
Staff:
Compensation	$3,531	$3,567	$3,237
Incentives	1,280	1,262	1,193
Employee benefits	950	897	785
Total staff	5,761	5,726	5,215
Professional, legal and other purchased services	1,222	1,217	1,099
Net occupancy	593	624	588
Software	524	485	410
Litigation	488	210	217
Distribution and servicing	421	416	377
Furniture and equipment	331	330	315
Business development	275	261	271
Sub-custodian	269	298	247
Communications	141	173	140
Clearing	127	135	127
Other	726	629	576
Amortization of intangible assets	384	428	421
Merger and integration and restructuring charges	71	180	167
Total noninterest expense	$11,333	$11,112	$10,170

Note 12—Restructuring charges

Restructuring charges are recorded as a separate line on the income statement and reported in the Other segment as they are corporate initiatives and not directly related to the operating performance of the businesses. The aggregate restructuring charge is included in the merger and integration, litigation and restructuring charges expense category on the income statement. Severance payments are primarily paid over the salary continuance period in accordance with the separation plan.

Operational excellence initiatives

In 2011, we announced our operational excellence initiatives which include an expense reduction initiative impacting approximately 1,500 positions or approximately 3% of our global workforce, as well as additional initiatives to transform operations, technology and corporate services that will increase productivity and reduce the growth rate of expenses. We recorded a pre-tax restructuring charge of $107 million related to the operational excellence initiatives

BNY Mellon     151

Notes to Consolidated Financial Statements (continued)

in 2011. This charge was comprised of $78 million of severance costs and $29 million primarily for operating lease-related items and consulting costs. In 2012, we recorded a net recovery of $2 million associated with the operational excellence initiatives. The net recovery in 2012 reflects additional severance charges and a lease restructuring, which were more than offset by a gain on the sale of a property. The following table presents the activity in the restructuring reserve related to the operational excellence initiatives through Dec. 31, 2012.

Operational excellence initiatives 2011 – restructuring reserve activity
(in millions)	Severance	Other	Total
Original restructuring charge	$78	$29	$107
Utilization	(4)	(29)	(33)
Balance at Dec. 31, 2011	74	-	74
Net additional charges (net recovery/gain)	55	(57)	(2)
Utilization	(37)	57	20
Balance at Dec. 31, 2012	$92	$-	$92

The table below presents the restructuring charge if it had been allocated by business.

Operational excellence initiatives 2011 – restructuring charge (recovery) by business			Total charges since inception
(in millions)	2012	2011
Investment Management	$31	$17	$48
Investment Services	19	41	60
Other segment (including Business Partners)	(52)	49	(3)
Total restructuring charge (recovery)	$(2)	$107	$105

Global location strategy

The 2009 global location strategy focused on migrating positions to our global growth centers. In 2012, we recorded a recovery of $12 million associated with the global location strategy. The global location strategy program was substantially complete at Dec. 31, 2012.

The following table presents the activity in the restructuring reserve related to the global location strategy through Dec. 31, 2012.

Global location strategy 2009 – restructuring reserve activity
(in millions)	Severance	Asset write-offs/ other	Total
Original restructuring charge	$102	$37	$139
Additional charges	29	6	35
Utilization	(50)	(24)	(74)
Balance at Dec. 31, 2010	81	19	100
Net (recovery)	(15)	-	(15)
Utilization	(39)	(8)	(47)
Balance at Dec. 31, 2011	27	11	38
Net (recovery)	(12)	-	(12)
Utilization	(14)	-	(14)
Balance at Dec. 31, 2012	$1	$11	$12

The table below presents the restructuring charge if it had been allocated by business.

Global location strategy 2009 – restructuring charge (recovery) by business				Total charges since inception
(in millions)	2012	2011	2010
Investment Management	$(1)	$-	$15	$54
Investment Services	(12)	(18)	26	64
Other segment (including Business Partners)	1	3	(6)	29
Total restructuring charge (recovery)	$(12)	$(15)	$35	$147

Note 13—Income taxes

Provision (benefit) for income taxes	Year ended Dec. 31,
(in millions)	2012	2011	2010 (a)
Current taxes (benefits):
Federal	$271	$691	$(670)
Foreign	236	317	408
State and local	20	28	110
Total current tax expense (benefit)	527	1,036	(152)
Deferred tax expense (benefit):
Federal	130	(34)	1,278
Foreign	39	(16)	(75)
State and local	83	62	(4)
Total deferred tax expense	252	12	1,199
Provision for income taxes	$779	$1,048	$1,047
(a)	Based on continuing operations for 2010.

The components of income before taxes are as follows:

Components of income before taxes	Year ended Dec. 31,
(in millions)	2012	2011	2010 (a)
Domestic	$1,962	$2,336	$2,363
Foreign	1,340	1,281	1,331
Income before taxes	$3,302	$3,617	$3,694
(a)	Based on continuing operations for 2010.

152     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2012	2011
Depreciation and amortization	$2,672	$2,599
Lease financings	932	1,040
Pension obligation	45	(49)
Reserves not deducted for tax	(397)	(401)
Credit losses on loans	(230)	(290)
Net operating loss carryover	(105)	(126)
Employee benefits	(570)	(544)
Equity investments	256	238
Securities valuation	545	(15)
Other assets	(128)	(193)
Other liabilities	353	297
Net deferred tax liability	$3,373	$2,556

As of Dec. 31, 2012, we have net operating loss carryforwards for state and local income tax purposes of $915 million which will expire in 2029. We have a German net operating loss carryforward of $198 million with an indefinite life. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2012, we had approximately $4.3 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no incremental U.S. income tax provision has been recorded. If these earnings were to be repatriated, the estimated U.S. tax liability as of Dec. 31, 2012 would be up to $930 million. Management has no intention of repatriating these earnings to the U.S. in the foreseeable future.

The following table presents a reconciliation of the statutory federal income tax rate to our effective income tax rate.

Effective tax rate	Year ended Dec. 31,
	2012	2011	2010
Federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	2.1	1.6	2.4
Tax credits	(4.8)	(2.1)	(1.8)
Tax-exempt income	(3.2)	(2.6)	(2.3)
Foreign operations	(5.0)	(3.2)	(5.2)
Other – net	(0.5)	0.3	0.2
Effective rate	23.6%	29.0%	28.3%

Unrecognized tax positions
(in millions)	2012	2011	2010
Beginning balance at Jan. 1, –gross	$250	$290	$335
Prior period tax positions:
Increases	163	24	98
Decreases	(66)	(13)	(60)
Current period tax positions	21	16	41
Settlements	(28)	(64)	(119)
Statute expiration	-	(3)	(5)
Ending balance at Dec. 31, – gross	$340	$250	$290

Our total tax reserves as of Dec. 31, 2012 were $340 million compared with $250 million at Dec. 31, 2011. If these tax reserves were unnecessary, $340 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2012 is accrued interest, where applicable, of $35 million. The additional tax expense related to interest for the year ended Dec. 31, 2012 was $11 million compared with $31 million for the year ended Dec. 31, 2011.

As previously disclosed, on Nov. 10, 2009 BNY Mellon filed a petition with the U.S. Tax Court challenging the IRS’ disallowance of certain foreign tax credits claimed for the 2001 and 2002 tax years. Trial was held from April 16 to May 17, 2012.

On Feb. 11, 2013 BNY Mellon received an adverse decision from the U.S. Tax Court. We continue to believe the tax treatment of the transaction was correct and will appeal the Court’s decision. As a result of the ruling and in accordance with the accounting for uncertain tax positions under ASC 740, BNY Mellon expects to record a tax charge of approximately $850 million during the first quarter of 2013. Excluding this charge, it is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by an amount up to $67 million as a result of adjustments related to tax years that are still subject to examination. See Note 23 of the Notes to Consolidated Financial Statements for additional information.

Our federal income tax returns are closed to examination for all periods through 2002. The years 2003 through 2006 remain open to examination. The years 2007 and 2008 are closed for further examination, however one matter is before the Internal Revenue Service (“IRS”) appeals. Our New York State and New York City income tax returns are closed to examination through 2010. Our UK income tax returns are closed to examination through 2008.

BNY Mellon     153

Notes to Consolidated Financial Statements (continued)

Note 14—Long-term debt

Long-term debt	Dec. 31, 2012			Dec. 31, 2011
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.70-6.92%	2013-2021	$13,184	1.50-6.92%	$12,367
Floating rate	0.11-1.16%	2013-2038	1,979	0.35-1.40%	2,679
Subordinated debt (a)	4.75-7.50%	2014-2033	2,732	4.75-7.50%	3,201
Junior subordinated debentures (a)	6.37-7.78%	2026-2036	635	5.95-7.78%	1,686
Total			$18,530		$19,933
(a)	Fixed rate.

Total long-term debt that matures during the next five years for BNY Mellon is as follows: 2013 – $1.61 billion, 2014 – $4.36 billion, 2015 – $3.66 billion, 2016 – $1.85 billion and 2017 – $1.25 billion. At Dec. 31, 2012, subordinated debt of $407 million may be redeemable at our option in 2013.

Trust-preferred securities

At Dec. 31, 2012, two wholly owned subsidiaries of BNY Mellon (the “Trusts”) have issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures (“trust preferred securities”). The sole assets of these two trusts are junior subordinated deferrable interest debentures of BNY Mellon with maturities and interest rates that match the trust preferred securities. Our obligations under the agreements that relate to the trust preferred securities, the Trusts and the debentures constitute a full and unconditional guarantee by us of the Trusts’ obligations under the trust preferred securities.

Additionally, at Dec. 31, 2012, we also owned Mellon Capital IV, whose sole assets were originally junior subordinated debentures and a stock purchase contract for preferred stock. Through a remarketing in May 2012, the junior subordinated debentures issued by BNY Mellon and held by Mellon Capital IV were sold to third party investors and then exchanged for BNY Mellon’s senior notes, which were sold in a public offering. The proceeds of the sale of the senior notes were used to fund the purchase by Mellon Capital IV of $500 million of BNY Mellon’s Series A preferred stock, which was issued on June 20, 2012. At Dec. 31, 2012, the Series A preferred stock was the sole asset of Mellon Capital IV. See Note 16 of the Notes to Consolidated Financial Statements for additional disclosures related to preferred stock, including the Series A preferred stock.

On Nov. 26, 2012, BNY Mellon redeemed all outstanding 6.875% Trust Preferred Securities, Series E, issued by BNY Capital IV (liquidation amount $25 per security and $200 million in the aggregate) and all outstanding 5.95% Trust Preferred Securities, Series F, issued by BNY Capital V (liquidation amount $25 per security and $350 million in the aggregate).

The following tables set forth a summary of the trust preferred securities issued by the Trusts as of Dec. 31, 2012 and Dec. 31, 2011:

Trust preferred securities at Dec. 31, 2012 (dollar amounts in millions)	Amount of junior subordinated debentures	Interest rate	Assets of trust	Due date	Call date	Call price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	101.56	% (a)
MEL Capital III (b)	323	6.37%	316	2036	2016	Par
MEL Capital IV	-	-	500	-	-	-
Total	$623		$1,125
(a)	Call price decreases ratably to par in the year 2016.
(b)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.62 to £1, the rate of exchange on Dec. 31, 2012.

154     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Trust preferred securities at Dec. 31, 2011 (dollar amounts in millions)	Amount of junior subordinated debentures	Interest rate	Assets of trust (a)	Due date	Call date	Call price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	101.95	% (b)
BNY Capital IV	200	6.88%	206	2028	2004	Par
BNY Capital V	350	5.95%	361	2033	2008	Par
MEL Capital III (c)	309	6.37%	300	2036	2016	Par
MEL Capital IV	500	6.24%	500	-	2012	Par
Total	$1,659		$1,676
(a)	Junior subordinated debentures and interest in stock purchase contracts for Mellon Capital IV.
(b)	Call price decreases ratably to par in the year 2016.
(c)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.54 to £1, the rate of exchange on Dec. 31, 2011.

Note 15—Securitizations and variable interest entities

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

BNY Mellon has other VIEs, including securitization trusts, which are no longer considered qualifying special purpose entities, and CLOs, in which BNY Mellon serves as the investment manager. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest. These VIEs are evaluated under the guidance included in ASU 2009-17. BNY Mellon has two securitizations and several CLOs, which are assessed for consolidation in accordance with ASU 2009-17.

The following tables present the incremental assets and liabilities included in BNY Mellon’s consolidated financial statements, after applying intercompany eliminations, as of Dec. 31, 2012 and Dec. 31, 2011, based on the assessments performed in accordance with ASC 810 and ASU 2009-17. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’

ownership liquidation requests, including any seed capital invested in the VIE by BNY Mellon.

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2012
(in millions)	Investment Management funds	Securitizations	Total consolidated investments
Available-for-sale	$-	$499	$499
Trading assets	10,961	-	10,961
Other assets	520	-	520
Total assets	$11,481	$499	$11,980
Trading liabilities	10,152	-	10,152
Other liabilities	29	461	490
Total liabilities	$10,181	$461	$10,642
Non-redeemable noncontrolling interests	$833	$-	$833

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2011
(in millions)	Investment Management funds	Securitizations	Total consolidated investments
Available-for-sale	$-	$479	$479
Trading assets	10,751	-	10,751
Other assets	596	-	596
Total assets	$11,347	$479	$11,826
Trading liabilities	10,053	-	10,053
Other liabilities	32	443	475
Total liabilities	$10,085	$443	$10,528
Non-redeemable noncontrolling interests	$670	$-	$670

BNY Mellon is not contractually required to provide financial or any other support to any of our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

BNY Mellon     155

Notes to Consolidated Financial Statements (continued)

Non-consolidated VIEs

As of Dec. 31, 2012 and Dec. 31, 2011, the following assets related to the VIEs, where BNY Mellon is not the primary beneficiary, are included in our consolidated financial statements.

Non-consolidated VIEs at Dec. 31, 2012			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$100	$-	$100

Non-consolidated VIEs at Dec. 31, 2011			Maximum loss exposure
(in millions)	Assets	Liabilities
Trading	$1	$-	$1
Other	41	-	41
Total	$42	$-	$42

The maximum loss exposure indicated in the above tables relates solely to BNY Mellon’s seed capital or residual interests invested in the VIEs.

Consolidated credit supported VIEs

At Dec. 31, 2012, BNY Mellon had no remaining consolidated credit supported VIEs. At Dec. 31, 2011, BNY Mellon’s financial statements included certain funds created solely with securities subject to credit support agreements where we agreed to absorb the majority of loss.

Consolidated credit supported VIEs at Dec. 31, 2011			Maximum loss exposure
(in millions)	Assets	Liabilities
Available-for-sale	$14	$-	$14
Other	-	22	10
Total	$14	$22	$24

Note 16—Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2012, 1,163,490,341 shares of common stock were outstanding.

Preferred stock

BNY Mellon has 100 million authorized shares of preferred stock with a par value of $0.01. The table below presents a summary of BNY Mellon’s preferred stock issued and outstanding at Dec. 31, 2012.

Preferred stock summary		Total shares issued and outstanding	Liquidation preference per share (in dollars)	Carrying value at Dec. 31, 2012		Per annum dividend rate	Dividends paid per share in 2012 (in dollars)
(dollars in millions, unless otherwise noted)
Series	Description
Series A	Noncumulative Perpetual Preferred Stock	5,001	$100,000	$500		Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	$2,033
Series C	Noncumulative Perpetual Preferred Stock	5,825	$100,000	$568	(a)	5.2%	$1,314
(a)	The carrying value is recorded net of issuance costs.

On June 20, 2012, BNY Mellon issued the Series A preferred stock for $500 million. On Sept. 19, 2012, BNY Mellon issued 22 million and on Oct. 10, 2012, BNY Mellon issued an additional 1.3 million of Series C Depositary Shares, each representing a 1/4,000th interest in a share of BNY Mellon’s Series C preferred stock for an aggregate of $568 million, net of issuance costs. Holders of both the Series A and Series C preferred stock issues are entitled to receive dividends on each dividend payment date (March 20, June 20, Sept. 20 and Dec. 20 of each year), if declared by BNY Mellon’s Board of Directors. BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period of the Series A preferred stock or the last preceding dividend period of the Series C preferred stock.

156     BNY Mellon

Notes to Consolidated Financial Statements (continued)

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital Securities. All of the outstanding shares of the Series C preferred stock are held by the depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series C Preferred Stock to the holders of record of the depositary shares.

The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. Subject to the restrictions in BNY Mellon’s 2007 replacement capital covenant, subsequently amended on May 8 and Sept. 11, 2012, we may redeem the Series A preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series C preferred stock in whole or in part, on or after the dividend payment date in September 2017, or in whole but not in part at any time within 90 days following a regulatory capital treatment event (as defined in the Certificate of Designations of the Series C preferred stock).

The terms of the Series A preferred stock and the Series C preferred stock are more fully described in each of their Certificate of Designations, each of which is filed as an exhibit to BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2012.

Temporary equity

Temporary equity was $178 million at Dec. 31, 2012 and $114 million at Dec. 31, 2011. Temporary equity represents amounts recorded for redeemable non-controlling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable. The current redemption value of such awards is classified as temporary equity and is adjusted to its redemption value at each balance sheet date.

Common stock repurchase program

On Dec. 18, 2007, the Board of Directors of BNY Mellon authorized the repurchase of up to 35 million shares of common stock. On March 22, 2011, the Board of Directors of BNY Mellon authorized the repurchase of up to an additional 13 million shares of common stock. On Feb. 14, 2012, in order to continue with share repurchases under our 2011 capital plan, the Board of Directors authorized the repurchase of an additional 12 million shares of common stock, of which 6.8 million shares of common stock remained available for repurchase under the Feb. 2012 board authorization. While there are no expiration dates on the prior share repurchase authorizations, BNY Mellon does not intend to use the prior authorizations for any future share repurchases. On March 13, 2012, in connection with the Federal Reserve’s non-objection to our 2012 capital plan, the Board of Directors authorized a new stock purchase program providing for the repurchase of an aggregate of $1.16 billion of common stock. The new share repurchase program may be executed through open market purchases or privately negotiated transactions at such prices, times and upon such other terms as may be determined from time to time. At Dec. 31, 2012, the maximum dollar value of shares that may yet be purchased under the program totaled $416 million. There is no expiration date on the share repurchase authorizations. In 2012, we repurchased 49.8 million common shares in the open market, at an average price of $22.38 per share for a total of $1.12 billion.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as well capitalized.

As of Dec. 31, 2012 and 2011, BNY Mellon and our bank subsidiaries were considered well capitalized on the basis of the Basel I Total and Tier 1 capital to risk-weighted assets ratios and the leverage ratio (Basel I Tier 1 capital to quarterly average assets as defined for regulatory purposes).

BNY Mellon     157

Notes to Consolidated Financial Statements (continued)

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios (a)	Dec. 31,
	2012	2011
Consolidated capital ratios:
Tier 1 capital	15.0%	15.0%
Total capital	16.3	17.0
Leverage – guideline	5.3	5.2
The Bank of New York Mellon capital ratios:
Tier 1 capital	14.0%	14.3%
Total capital	14.6	17.7
Leverage	5.4	5.3
(a)	Determined under Basel I guidelines. For a banking institution to qualify as “well capitalized,” its Basel I Tier 1, Total (Tier 1 plus Tier 2) and leverage capital ratios must be at least 6%, 10% and 5%, respectively. For The Bank of New York Mellon, our largest bank subsidiary, to qualify as “adequately capitalized ,” Basel I Tier 1, Total and leverage capital ratios must be at least 4%, 8% and 3%, respectively.

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

At Dec. 31, 2012, the amounts of capital by which BNY Mellon and The Bank of New York Mellon, exceed the well-capitalized guidelines are as follows:

Capital above guidelines at Dec. 31, 2012
(in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$10,023	$7,745
Total capital	7,023	4,461
Leverage	930	932

The following table presents the components of our Basel I Tier 1 and Total risk-based capital at Dec. 31, 2012 and 2011.

Components of Basel I Tier 1 and total risk-based capital (a)
	Dec. 31,
(in millions)	2012	2011
Tier 1 capital:
Common shareholders’ equity	$35,363	$33,417
Preferred stock	1,068	-
Trust preferred securities	623	1,659
Adjustments for:
Goodwill and other intangibles (b)	(20,445)	(20,630)
Pensions/cash flow hedges	1,454	1,426
Securities valuation allowance	(1,350)	(450)
Merchant banking investments	(19)	(33)
Total Tier 1 capital	16,694	15,389
Tier 2 capital:
Qualifying unrealized gains on equity securities	2	2
Qualifying subordinated debt	1,058	1,545
Qualifying allowance for credit losses	386	497
Total Tier 2 capital	1,446	2,044
Total risk-based capital	$18,140	$17,433
Total risk-weighted assets	$111,180	$102,255
Average assets for leverage capital purposes	$315,273	$296,484
(a)	On a regulatory basis as determined under Basel I guidelines.
(b)	Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,310 million at Dec. 31, 2012 and $1,459 million at Dec. 31, 2011, and deferred tax liabilities associated with tax deductible goodwill of $1,130 million at Dec. 31, 2012 and $967 million at Dec. 31, 2011.

158     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 17—Other comprehensive income (loss)

Components of other comprehensive income
	Year ended
	Dec. 31, 2012			Dec 31, 2011			Dec. 31, 2010
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	$80	$50	$130	$(184)	$(11)	$(195)	$(295)	$(68)	$(363)
Reclassification adjustment (a)	-	-	-	-	-	-	(18)	-	(18)
Total foreign currency translation adjustments	80	50	130	(184)	(11)	(195)	(313)	(68)	(381)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during period	1,611	(604)	1,007	483	(177)	306	1,216	(469)	747
Reclassification adjustment (a)	(162)	56	(106)	(48)	22	(26)	6	12	18
Net unrealized gain (loss) on assets available-for-sale	1,449	(548)	901	435	(155)	280	1,222	(457)	765
Defined benefit plans:
Prior service cost arising during the period	98	(41)	57	-	-	-	22	3	25
Net loss arising during the period	(298)	108	(190)	(741)	298	(443)	(91)	39	(52)
Foreign exchange adjustment	-	-	-	(4)	1	(3)	2	-	2
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	173	(69)	104	114	(45)	69	76	(30)	46
Total defined benefit plans	(27)	(2)	(29)	(631)	254	(377)	9	12	21
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during period	6	(2)	4	5	(2)	3	12	-	12
Reclassification adjustment	(3)	-	(3)	(2)	2	-	(7)	2	(5)
Net unrealized gain (loss) on cash flow hedges	3	(2)	1	3	-	3	5	2	7
Total other comprehensive income (loss)	$1,505	$(502)	$1,003	$(377)	$88	$(289)	$923	$(511)	$412
(a)	Includes a net reclassification adjustment of $14 million to retained earnings from other comprehensive income in 2010.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
		ASC 820 Adjustments		Unrealized gain (loss) on assets available- for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post- retirement benefits
2009 ending balance	$(136)	$(1,002)	$(67)	$(619)	$(11)	$(1,835)
Adjustments for the cumulative effect of applying ASC 810	-	-	-	24	-	24
Adjusted balance at Jan. 1, 2010	(136)	(1,002)	(67)	(595)	(11)	(1,811)
Change in 2010	(337)	9	12	765	7	456
2010 ending balance	$(473)	$(993)	$(55)	$170	$(4)	$(1,355)
Change in 2011	(178)	(336)	(41)	280	3	(272)
2011 ending balance	$(651)	$(1,329)	$(96)	$450	$(1)	$(1,627)
Change in 2012	112	(65)	36	900	1	984
2012 ending balance	$(539)	$(1,394)	$(60)	$1,350	$-	$(643)

BNY Mellon     159

Notes to Consolidated Financial Statements (continued)

Note 18—Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees and directors of BNY Mellon. At Dec. 31, 2012, under the Long-Term Incentive Plan approved in April 2011, we may issue 32,994,545 new options. Of this amount, 20,144,378 shares (subject to potential increase as provided in the Long-Term Incentive Plan) may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $64 million in 2012, $31 million in 2011 and $25 million in 2010.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and ten years from the date of grant.

The compensation cost that has been charged against income was $70 million for 2012, $96 million for 2011 and $87 million for 2010. The total income tax benefit recognized in the income statement was $29 million for 2012, $40 million for 2011 and $35 million for 2010.

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2012	2011	2010
Dividend yield	3.0%	2.2%	2.2%
Expected volatility	34	32	32
Risk-free interest rate	1.38	2.75	2.94
Expected option lives (in years)	6.9	6.7	6.6

For 2012, 2011 and 2010, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.
•	We use historical data to estimate option exercises and employee terminations within the valuation model.
•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.
•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2012, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted- average remaining contractual term (in years)
Balance at Dec. 31, 2011	86,803,492	$33.32	5.2
Granted	10,263,505	22.03
Exercised	(1,959,313)	20.86
Canceled/Expired	(12,747,818)	38.62
Balance at Dec. 31, 2012	82,359,866	$31.39	5.4
Vested and expected to vest at Dec. 31, 2012	81,697,966	31.45	5.4
Exercisable at Dec. 31, 2012	57,710,802	33.95	4.2

160     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Stock options outstanding at Dec. 31, 2012
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding at Dec. 31, 2012	Weighted- average remaining contractual life (in years)	Weighted- average exercise price	Exercisable at Dec. 31, 2012	Weighted- average exercise price
$ 18 to 31	48,654,831	6.6	$25.40	24,046,935	$25.40
31 to 41	19,829,909	3.0	37.02	19,788,861	37.03
41 to 51	13,875,126	4.6	44.36	13,875,006	44.36
$ 18 to 51	82,359,866	5.4	$31.39	57,710,802	$33.95
(a)	At Dec. 31, 2011 and 2010, 60,158,853 and 62,801,038 options were exercisable at an average price per common share of $35.21 and $37.93, respectively.

Aggregate intrinsic value of options (in millions)	2012	2011	2010
Outstanding at Dec. 31,	$123	$22	$193
Exercisable at Dec. 31,	$64	$11	$77

The weighted-average fair value of options at grant date was $5.50 in 2012, $8.47 in 2011 and $8.38 in 2010.

The total intrinsic value of options exercised was $8 million in 2012, $7 million in 2011 and $12 million in 2010.

As of Dec. 31, 2012, $92 million of total unrecognized compensation cost related to nonvested options is expected to be recognized over a weighted-average period of 1.5 years.

Cash received from option exercises totaled $40 million in 2012, $18 million in 2011 and $31 million in 2010. The actual tax benefit realized for the tax deductions from options exercised totaled less than $1 million in 2012, $2 million in 2011 and $1 million in 2010.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally three years. The total compensation expense recognized for restricted stock and RSUs was $185 million in 2012, $134 million in 2011 and $119 million in 2010. The total income tax benefit recognized in the income statement was $76 million for 2012, $52 million for 2011 and $46 million for 2010.

BNY Mellon’s Executive Committee members were granted 817,698 RSUs in 2011 which contained certain performance criteria that were achieved in 2011. The actual number of units that will ultimately vest is subject to negative discretion by BNY Mellon’s Human Resources Compensation Committee and as a result, are subject to variable accounting.

The following table summarizes our nonvested restricted stock and RSU activity for 2012.

Nonvested restricted stock and RSU activity	Number of shares	Weighted- average fair value
Nonvested restricted stock and RSUs at Dec. 31, 2011	13,133,458	$26.44
Granted	8,595,973	22.04
Vested	(4,093,190)	20.57
Forfeited	(217,102)	26.01
Nonvested restricted stock and RSUs at Dec. 31, 2012 (a)	17,419,139	$25.93
(a)	Includes 817,698 shares granted to members of BNY Mellon’s Executive Committee that are marked-to-market based on the closing stock price at Dec. 31, 2012 of $25.70.

As of Dec. 31, 2012, $142 million of total unrecognized compensation costs related to nonvested restricted stock and RSUs is expected to be recognized over a weighted-average period of 1.7 years.

BNY Mellon     161

Notes to Consolidated Financial Statements (continued)

The total fair value of restricted stock and RSUs that vested was $84 million in 2012, $100 million in 2011 and $96 million in 2010.

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

Note 19—Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2012	2011	2012	2011	2012	2011	2012	2011
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.25%	4.75%	4.49%	4.97%	4.25%	4.75%	4.50%	5.00%
Rate of compensation increase	3.00	3.00	3.49	3.57	3.00	3.00	-	-
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(3,639)	$(3,139)	$(684)	$(626)	$(288)	$(232)	$(4)	$(3)
Service cost	(59)	(64)	(32)	(33)	(2)	(2)	-	-
Interest cost	(169)	(174)	(35)	(36)	(12)	(13)	-	-
Employee contributions	-	-	(1)	(1)	-	-	-	-
Amendments	-	-	-	-	98	-	-	-
Actuarial gain (loss)	(378)	(397)	(105)	(5)	(43)	(67)	1	(1)
(Acquisitions) divestitures	-	-	(12)	-	-	-	(3)	-
Curtailments	-	(5)	-	-	-	-	-	-
Benefits paid	152	140	16	12	21	26	-	-
Foreign exchange adjustment	N/A	N/A	(27)	5	N/A	N/A	-	-
Benefit obligation at end of period	(4,093)	(3,639)	(880)	(684)	(226)	(288)	(6)	(4)
Change in fair value of plan assets
Fair value at beginning of period	3,529	3,628	681	611	73	71	-	-
Actual return on plan assets	487	26	60	30	5	2	-	-
Employer contributions	414	15	26	56	21	26	-	-
Employee contributions	-	-	1	1	-	-	-	-
Acquisitions (divestitures)	-	-	-	-	-	-	-	-
Benefit payments	(152)	(140)	(16)	(12)	(21)	(26)	-	-
Foreign exchange adjustment	N/A	N/A	30	(5)	N/A	N/A	-	-
Fair value at end of period	4,278	3,529	782	681	78	73	-	-
Funded status at end of period	$185	$(110)	$(98)	$(3)	$(148)	$(215)	$(6)	$(4)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$2,122	$2,126	$266	$188	$159	$124	$(1)	$(2)
Prior service cost (credit)	(62)	(78)	3	3	(99)	(3)	-	-
Net initial obligation (asset)	-	-	-	-	-	3	-	-
Total (before tax effects)	$2,060	$2,048	$269	$191	$60	$124	$(1)	$(2)
(a)	The benefit obligation for pension benefits is the projected benefit obligation and for healthcare benefits, it is the accumulated benefit obligation.

162     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Net periodic benefit cost (credit)

	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollar amounts in millions)	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$3,763	$3,836	$3,861	$698	$624	$529	$78	$78	$76	N/A	N/A	N/A
Discount rate	4.75%	5.71%	6.21%	4.97%	5.29%	5.74%	4.75%	5.71%	6.21%	5.00%	5.40%	5.85%
Expected rate of return on plan assets	7.38	7.50	8.00	6.30	6.38	6.69	7.38	7.50	8.00	N/A	N/A	N/A
Rate of compensation increase	3.00	3.50	3.50	3.57	4.47	4.64	3.00	3.50	3.50	N/A	N/A	N/A
Components of net periodic benefit cost (credit):
Service cost	$59	$64	$90	$32	$33	$28	$2	$2	$2	$-	$-	$-
Interest cost	169	174	171	35	36	30	12	13	14	-	-	-
Expected return on assets	(272)	(282)	(303)	(45)	(43)	(37)	(6)	(6)	(6)	-	-	-
Amortization of:
Net initial obligation (asset)	-	-	-	-	-	-	3	5	4	-	-	-
Prior service cost (credit)	(16)	(16)	(14)	-	-	-	(2)	(1)	-	-	-	-
Net actuarial (gain) loss	167	109	71	12	14	11	9	3	5	-	(1)	(1)
Settlement (gain) loss	-	-	-	-	-	-	-	-	-	-	-	-
Curtailment (gain) loss	-	5	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	(1)	-	-	-	-	-	-	-
Net periodic benefit cost (credit)	$107	$54	$15	$34	$39	$32	$18	$16	$19	$-	$(1)	$(1)

Changes in other comprehensive (income) loss in 2012	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$163	$90	$44	$1
Recognition of prior years’ net gain (loss)	(167)	(12)	(9)	-
Prior service cost (credit) arising during period	-	-	(98)	-
Recognition of prior years’ service (cost) credit	16	-	2	-
Recognition of net initial (obligation) asset	-	-	(3)	-
Foreign exchange adjustment	N/A	-	N/A	-
Total recognized in other comprehensive (income) loss (before tax effects)	$12	$78	$(64)	$1

Amounts expected to be recognized in net periodic benefit cost (income) in 2013 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
(Gain) loss recognition	$205	$27	$12	$-
Prior service cost recognition	(16)	-	(10)	-
Net initial obligation (asset) recognition	-	-	-	-

	Domestic		Foreign
(in millions)	2012	2011	2012	2011
Pension benefits:
Prepaid benefit cost	$409	$103	$10	$41
Accrued benefit cost	(224)	(213)	(108)	(44)
Total pension benefits	$185	$(110)	$(98)	$(3)
Healthcare benefits:
Accrued benefit cost	$(148)	$(215)	$(6)	$(4)
Total healthcare benefits	$(148)	$(215)	$(6)	$(4)

The accumulated benefit obligation for all defined benefit plans was $4.8 billion at Dec. 31, 2012 and $4.1 billion at Dec. 31, 2011.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2012	2011	2012	2011
Projected benefit obligation	$245	$234	$342	$35
Accumulated benefit obligation	241	233	320	29
Fair value of plan assets	21	20	255	3

BNY Mellon     163

Notes to Consolidated Financial Statements (continued)

For information on pension assumptions see the “Critical accounting estimates” section.

Assumed healthcare cost trend—Domestic post- retirement healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2013 is 7.50% decreasing to 4.75% in 2022. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2022 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the accumulated post-retirement benefit obligation by $14 million, or 8%, and the sum of the service and interest costs by $1 million, or 8%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $12 million, or 7%, and the sum of the service and interest costs by $1 million, or 7%.

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

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

Expected benefit payments
(in millions)	Domestic	Foreign
Pension benefits:
Year 2013	$200	$13
2014	209	11
2015	222	13
2016	241	16
2017	252	16
2018-2022	1,338	104
Total pension benefits	$2,462	$173
Healthcare benefits:
Year 2013	$17	$-
2014	17	-
2015	17	-
2016	17	-
2017	16	-
2018-2022	79	1
Total healthcare benefits	$163	$1

Plan contributions

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2013 of $20 million for the domestic plans and $25 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2013 of $17 million for the domestic plans and less than $1 million for the foreign plans.

Investment strategy and asset allocation

BNY Mellon is responsible for the administration of various employee pension and healthcare post-retirement benefits plans, both domestically and internationally. The domestic plans are administered by BNY Mellon’s Benefits Administration Committee, a named fiduciary. Subject to the following, at all relevant times, BNY Mellon’s Benefits Investment Committee, another named fiduciary to the domestic plans, is responsible for the investment of plan assets. The Benefits Investment Committee’s responsibilities include the investment of all domestic defined benefit plan assets, as well as the determination of investment options offered to participants in all domestic defined contribution plans. The Benefits Investment Committee conducts periodic reviews of investment performance, asset allocation and investment manager suitability. In addition, the Benefits Investment Committee has oversight of the

164     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Regional Governance Committees for the foreign defined benefit plans.

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

Our pension assets were invested as follows at Dec. 31, 2012 and 2011:

Asset allocations	Domestic		Foreign
	2012	2011	2012	2011
Equities	52%	52%	65%	64%
Fixed income	30	38	29	29
Private equities	2	3	-	-
Alternative investment	6	6	5	3
Real estate	-	-	1	3
Cash	10 (a)	1	-	1
Total pension benefits	100%	100%	100%	100%
(a)	Reflects the $400 million discretionary contribution to The Bank of New York Mellon Corporation Pension Plan on Dec. 31, 2012. Excluding this contribution, the percentage of domestic plan assets held in cash was less than 1% at Dec. 31, 2012.

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2011 and 2012. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

Fair value measurement of plan assets

In accordance with ASC 715, BNY Mellon has established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820 which is detailed in Note 21 of the Notes to Consolidated Financial Statements.

The following is a description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy.

Cash and currency

This category consists primarily of foreign currency balances and is included in Level 1 of the valuation hierarchy. Foreign currency is translated monthly based on current exchange rates.

Common and preferred stock, exchange traded funds and equity funds

These investments include equities, exchange traded funds and equity funds and are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there are no readily available market quotations, we determine fair value primarily based on pricing sources with reasonable levels of price transparency.

Venture capital investments and partnership interests

There are no readily available market quotations for these funds. The fair value of the investments is based on the pension plan’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis. The pension plan’s venture capital investments and partnership interests are valued at NAV as a practical expedient for fair value and classified as Level 3 of the valuation hierarchy.

Collective trust funds

Collective trust funds include commingled and U.S. equity funds that have no readily available market quotations. The fair value of the funds are based on the securities in the portfolio, which typically are the amount that the fund might reasonably expect to receive for the securities upon a sale. These funds are valued using observable inputs on either a daily or monthly basis. Collective trust funds are included as Level 2 of the valuation hierarchy.

Fixed income investments

Fixed income investments include U.S. Treasury securities, U.S. Government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds. U.S. Treasury securities

BNY Mellon     165

Notes to Consolidated Financial Statements (continued)

are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. Government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. Government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds are primarily included as Level 2 of the valuation hierarchy with a small portion of foreign corporate debt funds included as Level 3.

Funds of funds

There are no readily available market quotations for these funds. The fair value of the fund is based on NAVs of the funds in the portfolio, which reflects the value of the underlying securities. The fair value of the underlying securities is typically the amount that the fund might reasonably expect to receive upon selling those hard to value or illiquid securities within the portfolios. These funds are valued using unobservable inputs on a monthly basis and are included as Level 3 of the valuation hierarchy.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2012 and Dec. 31, 2011, by captions and by ASC 820 valuation hierarchy. There were no transfers between Level 1 and Level 2.

Plan assets measured at fair value on a recurring basis- domestic plans at Dec. 31, 2012
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$947	$-	$-	$947
Non-U.S. equity	118	-	-	118
Collective trust funds:
Commingled	-	734	-	734
U.S. equity	-	841	-	841
Venture capital and partnership interests	-	-	105	105
Fixed income:
U.S. Treasury securities	162	-	-	162
U.S. Government agencies	-	143	-	143
Sovereign government obligations	-	112	-	112
U.S. corporate bonds	-	892	-	892
Other	-	26	-	26
Exchange traded funds	68	-	-	68
Funds of funds	-	-	130	130
Total domestic plan assets, at fair value	$1,295	$2,748	$235	$4,278

Plan assets measured at fair value on a recurring basis- foreign plans at Dec. 31, 2012
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$379	$116	$-	$495
Sovereign/government obligation funds	38	123	-	161
Corporate debt funds	-	62	17	79
Cash and currency	6	-	-	6
Venture capital and partnership interests	-	-	41	41
Total foreign plan assets, at fair value	$423	$301	$58	$782

166     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Plan assets measured at fair value on a recurring basis- domestic plans at Dec. 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$802	$-	$-	$802
Non-U.S. equity	91	-	-	91
Collective trust funds:
Commingled	-	289	-	289
U.S. equity	-	781	-	781
Venture capital and partnership interests	-	-	121	121
Fixed income:
U.S. Treasury securities	235	-	-	235
U.S. Government agencies	-	100	-	100
Sovereign government obligations	-	97	-	97
U.S. corporate bonds	-	805	-	805
Other	-	23	-	23
Exchange traded funds	57	-	-	57
Funds of funds	-	-	128	128
Total domestic plan assets, at fair value	$1,185	$2,095	$249	$3,529

Plan assets measured at fair value on a recurring basis- foreign plans at Dec. 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$312	$121	$-	$433
Sovereign/government obligation funds	22	102	-	124
Corporate debt funds	-	63	14	77
Cash and currency	7	-	-	7
Venture capital and partnership interests	-	-	40	40
Total foreign plan assets, at fair value	$341	$286	$54	$681

Changes in Level 3 fair value measurements

The table below includes a rollforward of the plan assets for the years ended Dec. 31, 2012 and 2011 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements using significant unobservable inputs-domestic plans-for the year ended Dec. 31, 2012
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2011	$128	$121	$249
Total gains or (losses) included in earnings (or changes in net assets)	6	16	22
Purchases, issuances, sales and settlements:
Purchases	-	9	9
Sales	(4)	(41)	(45)
Fair value at Dec. 31, 2012	$130	$105	$235
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$5	$(4)	$1

Fair value measurements using significant unobservable inputs-foreign plans-for the year ended Dec. 31, 2012
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2011	$14	$40	$54
Total gains or (losses) included in earnings (or changes in net assets)	3	1	4
Purchases, issuances, sales and settlements:
Purchases	-	1	1
Sales	-	(1)	(1)
Fair value at Dec. 31, 2012	$17	$41	$58
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$3	$1	$4

BNY Mellon     167

Notes to Consolidated Financial Statements (continued)

Fair value measurements using significant unobservable inputs-domestic plans-for the year ended Dec. 31, 2011
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2010	$134	$115	$249
Total gains or (losses) included in earnings (or changes in net assets)	(2)	20	18
Purchases, issuances, sales and settlements:
Purchases	-	7	7
Sales	(4)	(21)	(25)
Fair value at Dec. 31, 2011	$128	$121	$249
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$2	$8	$10

Fair value measurements using significant unobservable inputs-foreign plans-for the year ended Dec. 31, 2011
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2010	$14	$41	$55
Total gains or (losses) included in earnings (or changes in net assets)	-	1	1
Purchases, issuances, sales and settlements:
Purchases	-	4	4
Sales	-	(6)	(6)
Fair value at Dec. 31, 2011	$14	$40	$54
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$-	$1	$1

Venture capital and partnership interests and funds of funds valued using net asset value per share

BNY Mellon had pension and post-retirement plan assets invested in venture capital and partnership interests and funds of funds valued using net asset value. The fund of funds investments are redeemable at net asset value under agreements with the fund of funds managers.

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2012
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$146	$18	N/A	N/A
Funds of funds (b)	130	-	Monthly	30-45 days
Total	$276	$18

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2011
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$161	$36	N/A	N/A
Funds of funds (b)	128	-	Monthly	30-45 days
Total	$289	$36
(a)	Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.
(b)	Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.

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

At Dec. 31, 2012 and Dec. 31, 2011, the ESOP owned 6.9 million and 7.1 million shares of our stock, respectively. The fair value of total ESOP assets was $181 million at Dec. 31, 2012 and $146 million at Dec. 31, 2011. Contributions are made equal to required principal and interest payments on borrowings by the ESOP. There were no contributions and no ESOP related expense in 2012, 2011 or 2010.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $180 million in 2012, $182 million in 2011 and $163 million in 2010.

The Benefits Investment Committee appointed Fiduciary Counselors, Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of BNY Mellon or its affiliates as an investment option under the plans other than with

168     BNY Mellon

Notes to Consolidated Financial Statements (continued)

respect to plan sponsor decisions, and (ii) select and monitor any managed investments (active or passive, including mutual funds) of BNY Mellon or its affiliates to be offered to participants as investment options under the Plan.

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

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2012, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

Subsequent to Dec. 31, 2012, our bank subsidiaries could declare dividends to the Parent of approximately $2.7 billion without the need for a regulatory waiver. Including the impact of the approximately $850 million charge related to the Feb. 11, 2013 U.S. Tax Court ruling, dividend paying capacity at our bank subsidiaries would decrease to $1.9 billion. In addition, at Dec. 31, 2012, non-bank subsidiaries of the Parent had liquid assets of approximately $1.4 billion.

The bank subsidiaries declared dividends of $679 million in 2012, $156 million in 2011, $239 million in 2010. The Federal Reserve Board and the OCC have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet all minimum regulatory capital ratios and maintain a ratio of Basel I Tier 1 common equity to risk-weighted assets of at least 5% on a pro forma basis under expected and stressful conditions throughout the nine-quarter planning horizon covered by the capital plan. The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios and have a ratio of Basel I Tier 1 common equity to risk-weighted assets of at least 5%. As part of this process, BNY Mellon also provides the Federal Reserve with estimates of the composition and levels of regulatory capital, risk-weighted assets and other measures under Basel III under an identified scenario. BNY Mellon’s most recent capital plan was submitted to the Federal Reserve on Jan. 7, 2013.

The Federal Reserve has indicated that it expects to publish its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, no later than March 14, 2013.

The Federal Reserve Act limits and requires collateral for extensions of credit by our insured subsidiary

BNY Mellon     169

Notes to Consolidated Financial Statements (continued)

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $5.4 billion and $4.3 billion for the years 2012 and 2011, respectively.

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

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2012	2011	2010 (a)
Dividends from bank subsidiaries	$645	$120	$200
Dividends from nonbank subsidiaries	199	54	74
Interest revenue from bank subsidiaries	120	211	211
Interest revenue from nonbank subsidiaries	126	130	131
Gain on securities held for sale	11	17	5
Other revenue	47	51	73
Total revenue	1,148	583	694
Interest (including $30, $13, $14 to subsidiaries)	340	282	285
Other expense	103	138	221
Total expense	443	420	506
Income before income taxes and equity in undistributed net income of subsidiaries	705	163	188
Provision (benefit) for income taxes	(83)	66	(465)
Equity in undistributed net income:
Bank subsidiaries	936	1,781	1,630
Nonbank subsidiaries	721	638	235
Net income	2,445	2,516	2,518
Preferred dividends	(18)	-	-
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,427	$2,516	$2,518
(a)	Includes the results of discontinued operations.

170     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2012	2011
Assets:
Cash and due from banks	$4,182	$4,884
Securities	112	188
Loans—net of allowance	13	20
Investment in and advances to subsidiaries and associated companies:
Banks	28,371	29,169
Other	24,273	20,930
Subtotal	52,644	50,099
Corporate-owned life insurance	682	666
Other assets	3,024	3,009
Total assets	$60,657	$58,866
Liabilities:
Deferred compensation	$489	$492
Commercial paper	338	10
Affiliate borrowings	3,338	3,407
Other liabilities	2,647	2,735
Long-term debt	17,414	18,805
Total liabilities	24,226	25,449
Shareholders’ equity	36,431	33,417
Total liabilities and shareholders’ equity	$60,657	$58,866

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2012	2011	2010
Operating activities:
Net income	$2,445	$2,516	$2,518
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Amortization	13	13	14
Equity in undistributed net (income)/loss of subsidiaries	(1,657)	(2,419)	(1,865)
Change in accrued interest receivable	13	(22)	2
Change in accrued interest payable	(16)	11	2
Change in taxes payable (a)	177	168	(321)
Other, net	(179)	(80)	179
Net cash provided by operating activities	796	187	529
Investing activities:
Purchases of securities	-	(50)	(5)
Proceeds from sales of securities	86	101	43
Change in loans	7	32	61
Acquisitions of, investments in, and advances to subsidiaries	175	(611)	(1,002)
Other, net	17	-	208
Net cash provided by/(used in) investing activities	285	(528)	(695)
Financing activities:
Net change in commercial paper	328	-	(2)
Proceeds from issuance of long-term debt	2,761	5,042	1,347
Repayments of long-term debt	(4,163)	(1,911)	(2,614)
Change in advances from subsidiaries	(53)	63	(10)
Issuance of common stock	65	43	728
Treasury stock acquired	(1,148)	(873)	(41)
Issuance of preferred stock	1,068	-	-
Cash dividends paid	(641)	(593)	(440)
Tax benefit realized on share based payment awards	-	2	1
Net cash provided by/(used in) financing activities	(1,783)	1,773	(1,031)
Change in cash and due from banks	(702)	1,432	(1,197)
Cash and due from banks at beginning of year	4,884	3,452	4,649
Cash and due from banks at end of year	$4,182	$4,884	$3,452
Supplemental disclosures
Interest paid	$324	$293	$284
Income taxes paid	$401	$212	$442 (b)
Income taxes refunded	$1	$123	$178 (b)
(a)	Includes payments received from subsidiaries for taxes of $648 million in 2012, $501 million in 2011 and $900 million in 2010.
(b)	Includes discontinued operations.

BNY Mellon     171

Notes to Consolidated Financial Statements (continued)

Note 21—Fair value measurement

The guidance related to “Fair Value Measurement” included in ASC 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date and expands the disclosures about instruments measured at fair value. ASC 820 requires consideration of a company’s own creditworthiness when valuing liabilities.

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

Most derivative contracts are valued using internally developed models which are calibrated to observable market data and employ standard market pricing theory for their valuations. An initial “risk-neutral” valuation is performed on each position assuming time-discounting based on a AA credit curve. Then, to arrive at a fair value that incorporates counter-party credit risk, a credit adjustment is made to these results by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using BNY Mellon’s own credit spreads, as implied by the credit default swap market. Accordingly, the valuation of our derivative position is sensitive to the current changes in our own credit spreads as well as those of our counterparties.

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

172     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Valuation hierarchy

ASC 820 established a three-level valuation hierarchy for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are described below.

Level 1: Inputs to the valuation methodology are recent quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include debt and equity securities and derivative financial instruments actively traded on exchanges and U.S. Treasury securities that are actively traded in highly liquid over-the-counter markets.

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

Securities

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities include both long and short positions. Level 1 securities include highly liquid government bonds, money market mutual funds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include certain agency and non-agency mortgage-backed securities, commercial mortgage-backed securities, sovereign debt, corporate bonds and foreign covered bonds.

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

In addition, we have significant investments in more actively traded agency RMBS and other types of securities such as sovereign debt. The pricing sources derive the prices for these securities largely from quotes they obtain from three major inter-dealer brokers. The pricing sources receive their daily observed trade price and other information feeds from the inter-dealer brokers.

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

BNY Mellon     173

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2012, more than 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities were priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the ASC 820 hierarchy.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps and options, where parameters may be unobservable for longer maturities; and certain products, where correlation risk is unobservable. The fair value of these derivatives compose less than 1% of our derivative financial instruments. Additional disclosures of derivative instruments are provided in Note 24 of the Notes to Consolidated Financial Statements.

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

Unrealized gains and losses, if any, on unfunded lending-related commitments carried at fair value are classified in Other assets and Other liabilities, respectively. Loans and unfunded lending-related commitments carried at fair value are generally classified within Level 2 of the valuation hierarchy.

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

174     BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2012 and 2011, by caption on the consolidated balance sheet and by ASC 820 valuation hierarchy (as described above). We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us. There were no material transfers between Level 1 and Level 2 during 2012.

BNY Mellon     175

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2012
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$18,003	$-	$-	$-	$18,003
U.S. Government agencies	-	1,074	-	-	1,074
Sovereign debt	41	9,383	-	-	9,424
State and political subdivisions (b)	-	6,077	45	-	6,122
Agency RMBS	-	34,193	-	-	34,193
Alt-A RMBS	-	279	-	-	279
Prime RMBS	-	728	-	-	728
Subprime RMBS	-	452	-	-	452
Other RMBS	-	2,794	-	-	2,794
Commercial MBS	-	3,139	-	-	3,139
Asset-backed CLOs	-	1,282	-	-	1,282
Other asset-backed securities	-	2,131	-	-	2,131
Equity securities	27	-	-	-	27
Money market funds (b)	2,190	-	-	-	2,190
Corporate bonds	-	1,585	-	-	1,585
Other debt securities	-	2,368	-	-	2,368
Foreign covered bonds	2,995	723	-	-	3,718
Alt-A RMBS (c)	-	1,970	-	-	1,970
Prime RMBS (c)	-	1,010	-	-	1,010
Subprime RMBS (c)	-	130	-	-	130
Total available-for-sale	23,256	69,318	45	-	92,619
Trading assets:
Debt and equity instruments (d)	912	4,116	48	-	5,076
Derivative assets (e):
Interest rate	36	22,734	19	N/A
Foreign exchange	3,364	148	1	N/A
Equity	121	152	38	N/A
Total derivative assets	3,521	23,034	58	(22,311)	4,302
Total trading assets	4,433	27,150	106	(22,311)	9,378
Other assets (f)	135	1,044	120	-	1,299
Subtotal assets of operations at fair value	27,824	97,512	271	(22,311)	103,296
Percentage of assets prior to netting	22%	78%	-
Assets of consolidated investment management funds:
Trading assets	182	10,735	44	-	10,961
Other assets	390	130	-	-	520
Total assets of consolidated investment management funds	572	10,865	44	-	11,481
Total assets	$28,396	$108,377	$315	$(22,311)	$114,777
Percentage of assets prior to netting	21%	79%	-
Trading liabilities:
Debt and equity instruments	$1,121	$659	$-	$-	$1,780
Derivative liabilities (e):
Interest rate	-	23,173	168	N/A
Foreign exchange	3,535	97	-	N/A
Equity	91	266	56	N/A
Total derivative liabilities	3,626	23,536	224	(20,990)	6,396
Total trading liabilities	4,747	24,195	224	(20,990)	8,176
Long-term debt (b)	-	345	-	-	345
Other liabilities (g)	224	354	-	-	578
Subtotal liabilities at fair value	4,971	24,894	224	(20,990)	9,099
Percentage of liabilities prior to netting	17%	82%	1%
Liabilities of consolidated investment management funds:
Trading liabilities	-	10,152	-	-	10,152
Other liabilities	-	29	-	-	29
Total liabilities of consolidated investment management funds	-	10,181	-	-	10,181
Total liabilities	$4,971	$35,075	$224	$(20,990)	$19,280
Percentage of liabilities prior to netting	12%	87%	1%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral. Netting cannot be disaggregated by product.
(b)	Includes certain interests in securitizations.
(c)	Previously included in the Grantor Trust.
(d)	Includes loans classified as trading assets and certain interests in securitizations.
(e)	The Level 1, 2 and 3 fair values of derivative assets and derivative liabilities are presented on a gross basis.
(f)	Includes private equity investments, seed capital, a brokerage account, and derivatives in designated hedging relationships.
(g)	Includes derivatives in designated hedging relationships.

176     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2011
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$17,326	$-	$-	$-	$17,326
U.S. Government agencies	-	958	-	-	958
Sovereign debt	44	11,910	-	-	11,954
State and political subdivisions (b)	-	2,694	45	-	2,739
Agency RMBS	-	26,796	-	-	26,796
Alt-A RMBS	-	273	-	-	273
Prime RMBS	-	815	-	-	815
Subprime RMBS	-	418	-	-	418
Other RMBS	-	903	-	-	903
Commercial MBS	-	3,339	-	-	3,339
Asset-backed CLOs	-	1,444	-	-	1,444
Other asset-backed securities	-	532	-	-	532
Equity securities	9	21	-	-	30
Money market funds (b)	973	-	-	-	973
Corporate bonds	-	1,738	-	-	1,738
Other debt securities	-	2,622	3	-	2,625
Foreign covered bonds	1,820	605	-	-	2,425
Alt-A RMBS (c)	-	1,879	-	-	1,879
Prime RMBS (c)	-	1,175	-	-	1,175
Subprime RMBS (c)	-	125	-	-	125
Total available-for-sale	20,172	58,247	48	-	78,467
Trading assets:
Debt and equity instruments (d)	485	1,655	63	-	2,203
Derivative assets (e):
Interest rate	164	26,434	54	N/A
Foreign exchange	4,519	113	-	N/A
Equity	91	284	43	N/A
Other	-	3	-	N/A
Total derivative assets	4,774	26,834	97	(26,047)	5,658
Total trading assets	5,259	28,489	160	(26,047)	7,861
Loans	-	10	-	-	10
Other assets (f)	672	1,019	157	-	1,848
Subtotal assets of operations at fair value	26,103	87,765	365	(26,047)	88,186
Percentage of assets prior to netting	23%	77%	-
Assets of consolidated investment management funds:
Trading assets	323	10,428	-	-	10,751
Other assets	453	143	-	-	596
Total assets of consolidated investment management funds	776	10,571	-	-	11,347
Total assets	$26,879	$98,336	$365	$(26,047)	$99,533
Percentage of assets prior to netting	22%	78%	-
Trading liabilities:
Debt and equity instruments	$418	$537	$-	$-	$955
Derivative liabilities (e):
Interest rate	-	27,201	239	N/A
Foreign exchange	4,311	44	-	N/A
Equity	55	200	75	N/A
Total derivative liabilities	4,366	27,445	314	(25,009)	7,116
Total trading liabilities	4,784	27,982	314	(25,009)	8,071
Long-term debt (b)	-	326	-	-	326
Other liabilities (g)	14	368	-	-	382
Subtotal liabilities at fair value	4,798	28,676	314	(25,009)	8,779
Percentage of liabilities prior to netting	14%	85%	1%
Liabilities of consolidated investment management funds:
Trading liabilities	-	10,053	-	-	10,053
Other liabilities	2	30	-	-	32
Total liabilities of consolidated investment management funds	2	10,083	-	-	10,085
Total liabilities	$4,800	$38,759	$314	$(25,009)	$18,864
Percentage of liabilities prior to netting	11%	88%	1%
(a)	ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral. Netting cannot be disaggregated by product.
(b)	Includes certain interests in securitizations.
(c)	Previously included in the Grantor Trust.
(d)	Includes loans classified as trading assets and certain interests in securitizations.
(e)	The Level 1, 2 and 3 fair values of derivative assets and derivative liabilities are presented on a gross basis.
(f)	Includes private equity investments, seed capital, a brokerage account, and derivatives in designated hedging relationships.
(g)	Includes derivatives in designated hedging relationships.

BNY Mellon     177

Notes to Consolidated Financial Statements (continued)

Details of certain items measured at fair value on a recurring basis	Dec. 31, 2012					Dec. 31, 2011
	Total carrying	Ratings				Total carrying	Ratings
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollar amounts in millions)	value (a)					value (a)
Alt-A RMBS, originated in:
2006-2007	$111	-%	-%	-%	100%	$99	-%	-%	-%	100%
2005	107	-	-	-	100	113	-	-	-	100
2004 and earlier	61	4	9	25	62	61	27	13	47	13
Total Alt-A RMBS	$279	1%	2%	6%	91%	$273	6%	3%	11%	80%
Prime RMBS, originated in:
2007	$106	-%	-%	45%	55%	$121	38%	4%	-%	58%
2006	70	-	-	-	100	75	-	-	-	100
2005	215	-	33	7	60	230	32	-	-	68
2004 and earlier	337	16	42	7	35	389	29	38	11	22
Total prime RMBS	$728	7%	29%	12%	52%	$815	28%	19%	5%	48%
Subprime RMBS, originated in:
2007	$-	-%	-%	-%	-%	$2	-%	2%	98%	-%
2005	108	4	8	34	54	82	23	12	29	36
2004 and earlier	344	3	4	6	87	334	5	15	18	62
Total subprime RMBS	$452	3%	5%	13%	79%	$418	8%	14%	21%	57%
Commercial MBS—Domestic, originated in:
2009-2012	$283	97%	3%	-%	-%	$200	100%	-%	-%	-%
2008	24	59	41	-	-	25	16	84	-	-
2007	707	78	16	6	-	789	66	26	8	-
2006	900	85	14	1	-	892	85	15	-	-
2005	640	98	1	1	-	696	94	6	-	-
2004 and earlier	285	100	-	-	-	403	97	2	1	-
Total commercial MBS—Domestic	$2,839	89%	9%	2%	-%	$3,005	84%	14%	2%	-%
Foreign covered bonds:
Canada	$925	100%	-%	-%	-%	$795	100%	-%	-%	-%
Germany	866	98	2	-	-	1,461	99	1	-	-
United Kingdom	756	100	-	-	-	25	100	-	-	-
Netherlands	360	100	-	-	-	26	100	-	-	-
Other	811	100	-	-	-	118	100	-	-	-
Total foreign covered bonds	$3,718	100%	-%	-%	-%	$2,425	100%	-%	-%	-%
European floating rate notes—available-for-sale:
United Kingdom	$1,873	79%	19%	2%	-%	$686	72%	28%	-%	-%
Netherlands	841	100	-	-	-	47	35	65	-	-
Ireland	161	15	-	-	85	203	-	50	47	3
Italy	125	-	100	-	-	150	100	-	-	-
Australia	77	94	6	-	-	101	91	9	-	-
Germany	68	-	9	-	91	93	21	6	73	-
France	-	-	-	-	-	9	100	-	-	-
Luxembourg	-	-	-	-	-	140	-	100	-	-
Total European floating rate notes—available-for-sale	$3,145	77%	15%	2%	6%	$1,429	55%	34%	11%	-%
Sovereign debt:
United Kingdom	$4,771	100%	-%	-%	-%	$4,526	100%	-%	-%	-%
Netherlands	2,054	100	-	-	-	2,230	100	-	-	-
Germany	1,646	100	-	-	-	2,347	100	-	-	-
France	897	100	-	-	-	2,790	100	-	-	-
Other	56	100	-	-	-	61	97	3	-	-
Total sovereign debt	$9,424	100%	-%	-%	-%	$11,954	100%	-%	-%	-%
Alt-A RMBS (b), originated in:
2006-2007	$1,128	-%	-%	-%	100%	$1,042	-%	-%	-%	100%
2005	622	4	-	1	95	628	5	-	1	94
2004 and earlier	220	-	2	12	86	209	-	4	27	69
Total Alt-A RMBS (b)	$1,970	1%	-%	2%	97%	$1,879	2%	-%	3%	95%
Prime RMBS (b), originated in:
2006-2007	$601	-%	-%	-%	100%	$678	-%	-%	-%	100%
2005	378	-	1	2	97	465	-	4	-	96
2004 and earlier	31	-	8	24	68	32	9	-	22	69
Total prime RMBS (b)	$1,010	-%	1%	1%	98%	$1,175	-%	2%	1%	97%
Subprime RMBS (b), originated in:
2005-2007	$94	-%	-%	-%	100%	$88	-%	-%	-%	100%
2004 and earlier	36	5	-	36	59	37	5	34	-	61
Total subprime RMBS (b)	$130	2%	-%	10%	88%	$125	2%	10%	-%	88%
(a)	At Dec. 31, 2012 and Dec. 31, 2011, foreign covered bonds were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(b)	Previously included in the Grantor Trust.

178     BNY Mellon

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

The Company has a Level 3 Pricing Committee which validates the valuation techniques used in determining the fair value of Level 3 assets and liabilities.

The tables below include a roll forward of the balance sheet amounts for the years ended Dec. 31, 2012 and 2011 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2012
	Available-for-sale securities				Trading assets
(in millions)	State and political subdivisions		Other debt securities		Debt and equity instruments		Derivative assets (a)		Other assets	Total assets of operations	Assets of consolidated management funds
Fair value at Dec. 31, 2011	$45		$3		$63		$97		$157	$365	$-
Transfers out of Level 3	-		-		-		(5)		-	(5)	-
Total gains or (losses) for the period:
Included in earnings (or changes in net assets)	3	(b)	(3	) (b)	(2	) (c)	(44	) (c)	7 (d)	(39)	-	(e)
Purchases, sales and settlements:			-
Purchases	-		-		-		10		19	29	44
Sales	-		-		(13)		-		(55)	(68)	-
Settlements	(3)		-		-		-		(8)	(11)	-
Fair value at Dec. 31, 2012	$45		$-		$48		$58		$120	$271	$44
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period					$(3)		$(23)		$2	$(24)	$-
(a)	Derivative assets are reported on a gross basis.
(b)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).
(c)	Reported in foreign exchange and other trading revenue.
(d)	Reported in investment and other income.
(e)	Reported in income from consolidated investment management funds.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2012
	Trading liabilities		Total liabilities
(in millions)	Derivative liabilities (a)
Fair value at Dec. 31, 2011	$314		$314
Transfers out of Level 3	(8)		(8)
Total (gains) or losses for the period:
Included in earnings (or changes in net liabilities)	(82	) (b)	(82)
Fair value at Dec. 31, 2012	$224		$224
Change in unrealized (gains) or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$(30)		$(30)
(a)	Derivative liabilities are reported on a gross basis.
(b)	Reported in foreign exchange and other trading revenue.

BNY Mellon     179

Notes to Consolidated Financial Statements (continued)

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2011
	Available-for- sale securities				Trading assets
(in millions)	State and political subdivisions		Other debt securities		Debt and equity instruments		Derivative assets (a)	Loans	Other assets	Total assets
Fair value at Dec. 31, 2010	$10		$58		$32		$119	$6	$113	$338
Transfers into Level 3	35		-		25		48	-	49	157
Transfers out of Level 3	-		(55)		-		(84)	(2)	(3)	(144)
Total gains or (losses):
Included in earnings (or changes in net assets)	-	(b)	-	(b)	6	(c)	15 (c)	-	9 (d)	30
Purchases, issuances, sales and settlements:
Purchases	-		-		-		-	-	4	4
Issuances	-		-		-		-	1	-	1
Sales	-		-		-		-	-	(15)	(15)
Settlements	-		-		-		(1)	(5)	-	(6)
Fair value at Dec. 31, 2011	$45		$3		$63		$97	$-	$157	$365
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period					$4		$15	$-	$-	$19
(a)	Derivative assets are reported on a gross basis.
(b)	Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).
(c)	Reported in foreign exchange and other trading revenue.
(d)	Reported in investment and other income.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2011
	Trading liabilities
(in millions)	Debt and equity instruments	Derivative liabilities (a)	Other liabilities		Total liabilities
Fair value at Dec. 31, 2010	$6	$171	$2		$179
Transfers into Level 3	-	77	-		77
Transfers out of Level 3	-	(9)	-		(9)
Total (gains) or losses:
Included in earnings (or changes in net liabilities)	-	88 (b)	(2	) (c)	86
Purchases, issuances, sales and settlements:
Settlements	(6)	(13)	-		(19)
Fair value at Dec. 31, 2011	$-	$314	$-		$314
Change in unrealized (gains) or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$-	$142	$-		$142
(a)	Derivative liabilities are reported on a gross basis.
(b)	Reported in foreign exchange and other trading revenue.
(c)	Reported in investment and other income.

180     BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. An example would be the recording of an impairment of an asset.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2012 and 2011, for which a nonrecurring change in fair value has been recorded during the years ended Dec. 31, 2012 and 2011.

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2012 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$183	$23	$206
Other assets (b)	-	79	-	79
Total assets at fair value on a nonrecurring basis	$-	$262	$23	$285

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2011 (in millions)	Level 1	Level 2	Level 3	Total carrying value
Loans (a)	$-	$178	$43	$221
Other assets (b)	-	126	-	126
Total assets at fair value on a nonrecurring basis	$-	$304	$43	$347
(a)	During the years ended Dec. 31, 2012 and 2011, the fair value of these loans was reduced $20 million and $32 million, based on the fair value of the underlying collateral as allowed by ASC 310, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.
(b)	Includes other assets received in satisfaction of debt and loans held for sale. Loans held for sale are carried on the balance sheet at the lower of cost or market value.

BNY Mellon     181

Notes to Consolidated Financial Statements (continued)

Level 3 unobservable inputs

The following tables present the unobservable inputs used in valuation of assets and liabilities classified as Level 3 within the fair value hierarchy.

Quantitative information about Level 3 fair value measurements of assets
(dollars in millions)	Fair value at Dec. 31, 2012	Valuation techniques	Unobservable input	Range
Measured on a recurring basis:
Available-for-sale securities:
State and political subdivisions	$45	Discounted cash flow	Expected credit loss	6%-36%
Trading assets:
Debt and equity instruments:
Structured debt	28	Option pricing model (a)	Correlation risk Long-term foreign exchange volatility	15% 11%-17%
Distressed debt	20	Discounted cash flow	Expected maturity Credit spreads	2-15 years 200-950 bps
Derivative assets:
Interest rate:
Structured foreign exchange swaptions	19	Option pricing model (a)	Correlation risk Long-term foreign exchange volatility	0%-25% 11%-17%
Foreign exchange contracts:
Long-term foreign exchange options	1	Option pricing model (a)	Long-term foreign exchange volatility	18%
Equity:
Equity options	38	Option pricing model (a)	Long-term equity volatility	23%-30%
Measured on a nonrecurring basis:
Loans	23	Discounted cash flows	Timing of sale Cap rate Cost to complete/sell	0-18 months 8% 0%-30%

Quantitative information about Level 3 fair value measurements of liabilities
(dollars in millions)	Fair value at Dec. 31, 2012	Valuation techniques	Unobservable input	Range
Measured on a recurring basis:
Trading liabilities:
Derivative liabilities:
Interest rate:
Structured foreign exchange swaptions	$168	Option pricing model (a)	Correlation risk Long-term foreign exchange volatility	0%-25% 11%-17%
Equity:
Equity options	56	Option pricing model (a)	Long-term equity volatility	23%-32%
(a)	The option pricing model uses market inputs such as foreign currency exchange rates, interest rates and volatility to calculate the fair value of the option.

Estimated fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods—see Note 1 of the Notes to Consolidated Financial Statements. The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments.

For financial instruments where quoted prices from identical assets and liabilities in active markets do not exist, we determine fair value based on discounted cash flow analysis and comparison to similar instruments. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Other judgments would result in different fair values. The assumptions we used at Dec. 31, 2012 and Dec. 31, 2011 include discount

182     BNY Mellon

Notes to Consolidated Financial Statements (continued)

rates ranging principally from 0.01% to 4.86%. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

A summary of the practices used for determining fair value and the respective level in the valuation hierarchy for financial assets and liabilities not recorded at fair value is as follows.

Interest-bearing deposits with the Federal Reserve and other central banks and interest-bearing deposits with banks

The estimated fair value of interest-bearing deposits with the Federal Reserve and other central banks is equal to the book value as these interest-bearing deposits are generally considered cash equivalents. These instruments are classified as Level 2 within the valuation hierarchy. The estimated fair value of interest-bearing deposits with banks is generally determined using discounted cash flows and duration of the instrument to maturity. The primary inputs used to value these transactions are interest rates based on current LIBOR market rates and time to maturity. Interest-bearing deposits with banks are classified as Level 2 within the valuation hierarchy.

Federal funds sold and securities purchased under resale agreements

The estimated fair value of federal funds sold and securities purchased under resale agreements is based on inputs such as interest rates and tenors. Federal funds sold and securities purchased under resale agreements are classified as Level 2 within the valuation hierarchy.

Securities held-to-maturity

Where quoted prices are available in an active market for identical assets and liabilities, we classify the securities as Level 1 within the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include U.S. Treasury securities.

If quoted market prices are not available for identical assets and liabilities, we estimate fair value using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified as Level 2 within the valuation hierarchy, include certain agency and non-agency mortgage-backed securities, commercial mortgage-backed securities and state and political subdivision securities. For securities where quotes from active markets are not available for identical securities, we determine fair value primarily based on pricing sources with reasonable levels of price transparency that employ financial models or obtain comparison to similar instruments to arrive at “consensus” prices.

Specifically, the pricing sources obtain active market prices for similar types of securities (e.g., vintage, position in the securitization structure) and ascertain variables such as discount rate and speed of prepayment for the types of transaction and apply such variables to similar types of bonds. We view these as observable transactions in the current marketplace and classify such securities as Level 2 within the valuation hierarchy.

Loans

For residential mortgage loans, fair value is estimated using discounted cash flow analysis, adjusting where appropriate for prepayment estimates, using interest rates currently being offered for loans with similar terms and maturities to borrowers. The estimated fair value of margin loans and overdrafts is equal to the book value due to the short-term nature of these assets. The estimated fair value of other types of loans is determined using discounted cash flows. Inputs include current LIBOR market rates adjusted for credit spreads. These loans are generally classified as Level 2 within the valuation hierarchy.

Other financial assets

Other financial assets include cash, the Federal Reserve Bank stock and accrued interest receivable. Cash is classified as Level 1 within the valuation hierarchy. The Federal Reserve Bank stock is not redeemable or transferable. The estimated fair value of the Federal Reserve Bank stock is based on the issue price and is classified as Level 2 within the valuation hierarchy. Accrued interest receivable is generally short-term. As a result, book value is considered to equal fair value. Accrued interest receivable is included as Level 2 within the valuation hierarchy.

Noninterest-bearing and interest-bearing deposits

Interest-bearing deposits are comprised of money market rate and demand deposits, savings deposits and time deposits. Except for time deposits, book value is considered to equal fair value for these deposits due to their short duration to maturity or payable on demand feature. The fair value of interest-bearing time

BNY Mellon     183

Notes to Consolidated Financial Statements (continued)

deposits is determined using discounted cash flow analysis. Inputs primarily consist of current LIBOR market rates and time to maturity. For all noninterest-bearing deposits, book value is considered to equal fair value as a result of the short duration of the deposit. Interest-bearing and noninterest-bearing deposits are classified as Level 2 within the valuation hierarchy.

Federal funds purchased and securities sold under repurchase agreements

The estimated fair value of federal funds purchased and securities sold under repurchase agreements is based on inputs such as interest rates and tenors. Federal funds purchased and securities sold under repurchase agreements are classified as Level 2 within the valuation hierarchy.

Payables to customers and broker-dealers

The estimated fair value of payables to customers and broker-dealers is equal to the book value due to demand feature of the payables to customers and broker-dealers and are classified as Level 2 within the valuation hierarchy.

Borrowings

Borrowings primarily consist of overdrafts of subcustodian account balances in our Investment Services businesses, commercial paper and accrued interest payable. The estimated fair value of overdrafts of subcustodian account balances in our Investment Services businesses is considered to equal book value as a result of the short duration of the overdrafts. Overdrafts are typically repaid within two days. The estimated fair value of our commercial paper is based on discount and duration of the commercial paper. Our commercial paper matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. Our commercial paper is included in Level 2 of the valuation hierarchy. Accrued interest payable is generally short-term. As a result, book value is considered to equal fair value. Accrued interest payable is included as Level 2 within the valuation hierarchy.

Long-term debt

The estimated fair value of long-term debt is based on current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues. Long-term debt is classified as Level 2 within the valuation hierarchy.

Summary of financial instruments
	Dec. 31, 2012					Dec. 31, 2011
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount	Estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$-	$90,110	$-	$90,110	$90,110	$90,243	$90,243
Interest-bearing deposits with banks	-	43,936	-	43,936	43,910	36,381	36,321
Federal funds sold and securities purchased under resale agreements	-	6,593	-	6,593	6,593	4,510	4,510
Securities held-to-maturity	1,070	7,319	-	8,389	8,205	3,540	3,521
Loans	-	44,031	-	44,031	44,010	41,166	40,970
Other financial assets	4,727	1,115	-	5,842	5,842	5,336	5,336
Total	$5,797	$193,104	$-	$198,901	$198,670	$181,176	$180,901
Liabilities:
Noninterest-bearing deposits	$-	$93,019	$-	$93,019	$93,019	$95,335	$95,335
Interest-bearing deposits	-	153,030	-	153,030	153,076	123,759	123,759
Federal funds purchased and securities sold under repurchase agreements	-	7,427	-	7,427	7,427	6,267	6,267
Payables to customers and broker-dealers	-	16,095	-	16,095	16,095	12,671	12,671
Borrowings	-	1,883	-	1,883	1,883	2,376	2,376
Long-term debt	-	19,397	-	19,397	18,530	20,459	19,933
Total	$-	$290,851	$-	$290,851	$290,030	$260,867	$260,341

184     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The table below summarizes the carrying amount of the hedged financial instruments, the notional amount of the hedge and the unrealized gain (loss) (estimated fair value) of the derivatives.

Hedged financial instruments	Carrying amount	Notional amount of hedge	Unrealized
(in millions)			Gain	(Loss)
At Dec. 31, 2012:
Interest-bearing deposits with banks	$11,328	$11,328	$38	$(224)
Securities available-for-sale	5,597	5,355	12	(339)
Deposits	10	10	1	-
Long-term debt	15,100	14,314	911	(4)
At Dec. 31, 2011:
Interest-bearing deposits with banks	$8,789	$8,789	$441	$(17)
Securities available-for-sale	4,354	4,009	-	(289)
Deposits	10	10	1	-
Long-term debt	15,048	14,262	964	(9)

Note 22—Fair value option

ASC 825 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments.

The following table presents the assets and liabilities, by type, of consolidated investment management funds recorded at fair value.

Assets and liabilities of consolidated investment management funds, at fair value (in millions)
	Dec. 31, 2012	Dec. 31, 2011
Assets of consolidated investment management funds:
Trading assets	$10,961	$10,751
Other assets	520	596
Total assets of consolidated investment management funds	$11,481	$11,347
Liabilities of consolidated investment management funds:
Trading liabilities	$10,152	$10,053
Other liabilities	29	32
Total liabilities of consolidated investment management funds	$10,181	$10,085

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Mark-to-market best reflects the limited interest BNY Mellon has in the economic performance of the consolidated CLOs. Changes in the values of assets and liabilities are reflected in the income statement as investment income (loss) of consolidated investment management funds.

We have elected the fair value option on $240 million of long-term debt in connection with ASC 810. At Dec. 31, 2012, the fair value of this long-term debt was $345 million. The long-term debt is valued using observable market inputs and is included in Level 2 of the ASC 820 hierarchy.

The following table presents the changes in fair value of the long-term debt included in foreign exchange and other trading revenue in the consolidated income statement.

Foreign exchange and other trading revenue
	Year ended Dec. 31,
(in millions)	2012	2011
Changes in the fair value of long-term debt (a)	$(19)	$(57)
(a)	The change in fair value of the long-term debt is approximately offset by an economic hedge included in trading.

Note 23—Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, securities lending indemnifications and support agreements. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs and to hedge foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign exchange and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks. Significant industry concentrations related to credit exposure at Dec. 31, 2012 are disclosed in the financial institutions

BNY Mellon     185

Notes to Consolidated Financial Statements (continued)

portfolio exposure table and the commercial portfolio exposure table below.

Financial institutions portfolio exposure	Dec. 31, 2012
(in billions)	Loans	Unfunded commitments	Total exposure
Banks	$5.6	$2.0	$7.6
Securities industry	4.2	2.1	6.3
Asset managers	1.1	3.8	4.9
Insurance	0.1	4.3	4.4
Government	-	2.1	2.1
Other	0.3	1.4	1.7
Total	$11.3	$15.7	$27.0

Commercial portfolio exposure	Dec. 31, 2012
(in billions)	Loans	Unfunded commitments	Total exposure
Services and other	$0.5	$5.6	$6.1
Energy and utilities	0.5	5.5	6.0
Manufacturing	0.3	5.6	5.9
Media and telecom	0.1	1.6	1.7
Total	$1.4	$18.3	$19.7

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

The following table presents a summary of our off-balance sheet credit risks, net of participations.

Off-balance sheet credit risks (in millions)	Dec. 31,
	2012	2011
Lending commitments (a)	$31,265	$28,406
Standby letters of credit (b)	7,167	6,707
Commercial letters of credit	219	437
Securities lending indemnifications	245,717	268,812
Support agreements	-	63
(a)	Net of participations totaling $350 million at Dec 31, 2012 and $326 million at Dec. 31, 2011.
(b)	Net of participations totaling $1.0 billion at Dec. 31, 2012 and $1.2 billion at Dec. 31, 2011.

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

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $9.0 billion in less than one year, $22.2 billion in one to five years and $0.1 billion over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations. As shown in the off-balance sheet credit risks table, the maximum potential exposure of SBLCs was $7.2 billion at Dec 31, 2012 and $6.7 billion at Dec. 31, 2011, and includes $781 million and $485 million that were collateralized with cash and securities at Dec. 31, 2012 and 2011, respectively. At Dec. 31, 2012, $4.1 billion of the SBLCs will expire within one year and $3.1 billion in one to five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by ASC 460 – Guarantees, the fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and SBLCs, if any, is included in the allowance for lending-related commitments. The allowance for lending-related commitments was $121 million at Dec. 31, 2012 and $103 million at Dec. 31, 2011.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2012	2011
Investment grade	93%	91%
Noninvestment grade	7%	9%

186     BNY Mellon

Notes to Consolidated Financial Statements (continued)

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $219 million at Dec. 31, 2012 compared with $437 million at Dec. 31, 2011.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon), to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which normally matures in less than 90 days.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide cash collateral with a value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $253 billion at Dec. 31, 2012 and $276 billion at Dec. 31, 2011. We recorded $198 million of fee revenue from securities lending transactions in 2012 compared with $183 million in 2011.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

At Dec. 31, 2012, BNY Mellon had no exposure to support agreements in excess of the reserve. This compares with $63 million at Dec. 31, 2011.

Operating leases

Net rent expense for premises and equipment was $313 million in 2012, $350 million in 2011 and $314 million in 2010.

At Dec. 31, 2012, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2013—$286 million; 2014—$250 million; 2015—$219 million; 2016—$203 million; 2017—$188 million; and 2018 and thereafter—$744 million.

Indemnification Arrangements

In connection with certain offshore tax exempt funds, that we manage in the UK, we may be liable to indemnify the funds for income tax payments the funds may be required to make in the UK. Her Majesty’s Revenue and Customs (“HRMC”) has asserted that some of these funds may be considered resident in the UK and liable for income taxes starting in 1998. The Company is continuing discussions with HMRC regarding the funds. At the present time, we do not believe any indemnity payments related to the funds are probable or estimable.

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2012 and Dec. 31, 2011, we had no material liabilities under these arrangements.

BNY Mellon     187

Notes to Consolidated Financial Statements (continued)

Clearing and Settlement Exchanges

We are a minority equity investor in, and member of, several industry clearing or settlement exchanges through which foreign exchange, securities, or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies which enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. In addition, any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. At Dec. 31, 2012 and Dec. 31, 2011, we have not recorded any material liabilities under these arrangements.

Legal proceedings

In the ordinary course of business, BNY Mellon and its subsidiaries are routinely named as defendants in or made parties to pending and potential legal actions and regulatory matters. Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, we do not believe that judgments or settlements, if any, arising from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on the consolidated financial position or liquidity of BNY Mellon, although they could have a material effect on net income in a given period.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and regulatory matters, including a possible eventual loss, fine, penalty or business impact, if any, associated with each such matter. In accordance with applicable accounting guidance, BNY Mellon establishes accruals for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. BNY Mellon will continue to monitor such matters for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, BNY Mellon does not establish an accrual and the matter will continue to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. BNY Mellon believes that its accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on net income in a given period.

For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters where BNY Mellon is able to estimate a reasonably possible loss, exclusive of matters described in Note 13 of the Notes to Consolidated Financial Statements, subject to the accounting and reporting requirements of ASC 740 (FASB Interpretation 48), the aggregate range of such reasonably possible loss is up to $470 million in excess of the accrued liability (if any) related to those matters.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Sentinel Matters

As previously disclosed, on Jan. 18, 2008, The Bank of New York Mellon filed a proof of claim in the Chapter 11 bankruptcy proceeding of Sentinel Management Group, Inc. (“Sentinel”) pending in federal court in the Northern District of Illinois, seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at The Bank of New York Mellon. On March 3, 2008, the bankruptcy trustee filed an adversary complaint against The Bank of New York Mellon seeking to disallow The Bank of New York Mellon’s claim and seeking damages for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly

188     BNY Mellon

Notes to Consolidated Financial Statements (continued)

using those assets as collateral for the loan. In a decision dated Nov. 3, 2010, the court found for The Bank of New York Mellon and against the bankruptcy trustee, holding that The Bank of New York Mellon’s loan to Sentinel is valid, fully secured and not subject to equitable subordination. The bankruptcy trustee appealed this decision, and on Aug. 9, 2012, the United States Court of Appeals for the Seventh Circuit issued a decision affirming the trial court’s judgment. On Sept. 7, 2012, the bankruptcy trustee filed a petition for rehearing on the fraudulent transfer portion of the opinion and, on Nov. 30, 2012, the Court of Appeals withdrew its opinion and vacated its judgment. The appeal remains under consideration.

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

Securities Lending Matters

As previously disclosed, BNY Mellon or its affiliates have been named as defendants in a number of lawsuits initiated by participants in BNY Mellon’s securities lending program, which is a part of BNY Mellon’s Investment Services business. The lawsuits were filed on various dates from 2009 to 2012, and are currently pending in courts in New York, South Carolina and North Carolina and in commercial court in London. The complaints assert contractual, statutory, and common law claims, including claims for negligence and breach of fiduciary duty. The plaintiffs allege losses in connection with the investment of securities lending collateral, including losses related to investments in Sigma Finance Inc. (“Sigma”), Lehman Brothers Holdings, Inc. and certain asset-backed securities, and seek damages as to those losses. Two of the pending cases seek to proceed as class actions.

On Oct. 25, 2012, the court entered final approval of a previously-announced settlement of the Oklahoma class action lawsuit concerning Sigma losses. Under the terms of the settlement, The Bank of New York Mellon agreed to pay $280 million in exchange for a complete release of claims in the class action.

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

As previously disclosed, Ivy or its affiliates have been named in a number of civil lawsuits filed beginning Jan. 27, 2009 relating to certain investment funds that allege losses due to the Madoff investments. Ivy acted as a sub-advisor to the investment managers of some of those funds. Plaintiffs assert various causes of action including securities and common-law fraud. Certain of the cases have been certified as class actions and/or assert derivative claims on behalf of the funds. Most of the cases have been consolidated in two actions in federal court in the Southern District of New York, with certain cases filed in New York State Supreme Court for New York and Nassau counties.

On Nov. 13, 2012, Ivy entered into a settlement agreement with the New York State Attorney General, the U.S. Department of Labor, and the civil lawsuit plaintiffs that would settle all claims for $210 million. The settlement is subject to judicial approval, which the various courts have preliminarily given. A hearing on final approval is scheduled for March 15, 2013.

On Dec. 8, 2010, the Trustee overseeing the Madoff liquidation sued many of the same defendants in bankruptcy court in New York, seeking to avoid withdrawals from Madoff investments made by various funds-of-funds (including six funds-of-funds

BNY Mellon     189

Notes to Consolidated Financial Statements (continued)

managed by Ivy). On Oct. 12, 2012, Ivy and the Trustee entered into a written settlement agreement, agreeing to settle all claims for $2 million. The settlement was approved by the Bankruptcy Court on Dec. 4, 2012.

Medical Capital Litigations

As previously disclosed, The Bank of New York Mellon has been named as a defendant in a number of class actions and non-class actions brought by numerous plaintiffs in connection with its role as indenture trustee for debt issued by affiliates of Medical Capital Corporation. The actions, filed in late 2009 and currently pending in federal court in the Central District of California, allege that The Bank of New York Mellon breached its fiduciary and contractual obligations to the holders of the underlying securities, and seek unspecified damages. On Dec. 21, 2012, The Bank of New York Mellon entered into a settlement agreement with the plaintiffs and the Federal Equity Receiver for Medical Capital Corporation and its affiliates. Under the terms of the settlement, The Bank of New York Mellon will make a payment of $114 million in exchange for a complete release of claims. The settlement is subject to court approval.

Foreign Exchange Matters

As previously disclosed, beginning in December 2009, government authorities have been conducting inquiries seeking information relating primarily to standing instruction foreign exchange transactions in connection with custody services BNY Mellon provides to public pension plans and certain other custody clients. BNY Mellon is cooperating with these inquiries.

In addition, in early 2011, as previously disclosed, the Virginia Attorney General’s Office and the Florida Attorney General’s Office each intervened in a qui tam lawsuit pending in its jurisdiction, and, on Aug. 11, 2011, filed superseding complaints. On Nov. 9, 2012, the Virginia court, which had previously dismissed all of the claims against BNY Mellon, dismissed the lawsuit with prejudice by agreement of the parties. On Oct. 4, 2011, the New York Attorney General’s Office, the New York City Comptroller and various city pension and benefit funds filed a lawsuit asserting, claims under the Martin Act and state and city false claims acts. Also, on Oct. 4, 2011, the United States Department of Justice (“DOJ”) filed a civil lawsuit seeking civil penalties under 12 U.S.C. Section 1833a and injunctive relief under 18 U.S.C. Section 1345 based on alleged ongoing violations of

18 U.S.C. Sections 1341 and 1343 (mail and wire fraud). On Jan. 17, 2012, the court approved a partial settlement resolving the DOJ’s claim for injunctive relief. In October 2011, several political subdivisions of the state of California intervened in a qui tam lawsuit that was removed to federal district court in California. On March 30, 2012, the court dismissed certain of plaintiffs’ claims, including all claims under the California False Claims Act. Certain plaintiffs have since filed an amended complaint. Several plaintiffs also had their claims dismissed for improper venue and one refiled on Sept. 5, 2012 in a different California federal district court. On Oct. 26, 2011, the Massachusetts Securities Division filed an Administrative Complaint against BNY Mellon.

BNY Mellon has also been named as a defendant in several putative class action federal lawsuits filed on various dates in 2011 and 2012. The complaints, which assert claims including breach of contract and ERISA violations, all allege that the prices BNY Mellon charged for standing instruction foreign exchange transactions executed in connection with custody services provided by BNY Mellon were improper. In addition, BNY Mellon has been named as a nominal defendant in several derivative lawsuits filed 2011 and 2012 in state and federal court in New York. BNY Mellon has also been named in a qui tam lawsuit filed on May 22, 2012 in Massachusetts state court. To the extent these lawsuits are pending in federal court, they have been consolidated for pre-trial purposes in federal court in New York.

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

Tax Litigation

As previously disclosed, on Aug. 17, 2009, BNY Mellon received a Statutory Notice of Deficiency disallowing tax benefits for the 2001 and 2002 tax years in connection with a 2001 transaction that involved the payment of UK corporate income taxes that were credited against BNY Mellon’s U.S.

190     BNY Mellon

Notes to Consolidated Financial Statements (continued)

corporate income tax liability. On Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court contesting the disallowance of the benefits. Trial was held from April 16 to May 17, 2012. On Feb. 11, 2013, the Tax Court upheld the IRS’s Notice of Deficiency and disallowed BNY Mellon’s tax credits and associated transaction costs. BNY Mellon will appeal the Tax Court’s ruling. See Note 13 of the Notes to Consolidated Financial Statements for additional information.

Mortgage-Securitization Trusts Proceeding

As previously disclosed, The Bank of New York Mellon as trustee is the petitioner in a legal proceeding filed in New York State Supreme Court, New York County on June 29, 2011, seeking approval of a proposed settlement involving Bank of America Corporation and bondholders in certain Countrywide residential mortgage-securitization trusts. The New York and Delaware Attorneys General have intervened in this proceeding.

Note 24—Derivative instruments

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

The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting agreements to minimize the credit risk of derivative financial instruments. We enter into offsetting positions to reduce exposure to foreign exchange, interest rate and equity risk.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. Counterparty default losses were less than $1 million in 2012 and $15 million in 2011. Reserves for losses incurred in both 2012 and 2011 were established in prior years. As a result, these counterparty default losses did not impact income in either year.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. For hedges of available-for-sale investment securities, deposits and long-term debt, the hedge documentation specifies the terms of the hedged items and the interest rate swaps and indicates that the derivative is hedging a fixed rate item and is a fair value hedge, that the hedge exposure is to the changes in the fair value of the hedged item due to changes in benchmark interest rates, and that the strategy is to eliminate fair value variability by converting fixed-rate interest payments to LIBOR.

The available-for-sale investment securities hedged consist of sovereign debt and U.S. Treasury bonds that had original maturities of 30 years or less at initial purchase. The swaps on the sovereign debt and U.S. Treasury bonds are not callable. All of these securities are hedged with “pay fixed rate, receive variable rate” swaps of similar maturity, repricing and fixed rate coupon. At Dec. 31, 2012, $5.2 billion face amount of securities were hedged with interest rate swaps that had notional values of $5.4 billion.

The hedged fixed rate deposits have original maturities of approximately ten years and are not callable. These deposits are hedged with “receive fixed rate, pay variable” rate swaps of similar maturity, repricing and fixed rate coupon. The swaps are not callable. At Dec. 31, 2012, $10 million face amount of deposits were hedged with interest rate swaps that had notional values of $10 million.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2012, $14 billion par value of debt was hedged with interest rate swaps that had notional values of $14 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of nine months or less to hedge our British Pound, Euro and Indian Rupee foreign exchange exposure with respect to foreign currency forecasted revenue and expense transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2012, the hedged forecasted foreign currency transactions and designated forward foreign exchange

BNY Mellon     191

Notes to Consolidated Financial Statements (continued)

contract hedges were $97 million (notional), with a pre-tax loss of less than $1 million recorded in accumulated other comprehensive income. This loss will be reclassified to income or expense over the next nine months.

We use forward foreign exchange contracts with remaining maturities of nine months or less as hedges against our foreign exchange exposure to Australian Dollar, Euro, Swedish Krona, British Pound, Norwegian Krone and Japanese Yen with respect to interest-bearing deposits with banks and their associated forecasted interest revenue. These hedges are designated as cash flow hedges. These hedges are effected such that their maturities and notional values match those of the deposits with banks. As of Dec. 31, 2012, the hedged interest-bearing deposits with banks and their designated forward foreign exchange contract hedges were $11.3 billion (notional), with a pre-tax loss of less than $1 million recorded in accumulated other comprehensive income. This loss will be reclassified to net interest revenue over the next nine months.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts usually have maturities of less than two years. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. Changes in the value of the forward foreign exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these forward foreign exchange contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2012, forward foreign exchange contracts with notional amounts totaling $5.4 billion were designated as hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2012, had a combined U.S. dollar equivalent value of $524 million.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2012	2011	2010
Fair value hedges on loans	$-	$0.1	$0.1
Fair value hedges of securities	(3.3)	(8.6)	(4.2)
Fair value hedges of deposits and long-term debt	(14.8)	(5.3)	7.7
Cash flow hedges	0.1	(0.1)	0.1
Other (a)	1.6	(0.1)	(0.2)
Total	$(16.4)	$(14.0)	$3.5
(a)	Includes ineffectiveness recorded on foreign exchange hedges.

192     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2012 and 2011.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
(in millions)	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2012	Dec. 31, 2011
Derivatives designated as hedging instruments (a):
Interest rate contracts	$19,679	$18,281	$928	$965	$343	$298
Foreign exchange contracts	16,805	14,160	61	635	361	21
Total derivatives designated as hedging instruments			$989	$1,600	$704	$319
Derivatives not designated as hedging instruments (b):
Interest rate contracts	$796,155	$975,308	$22,789	$26,652	$23,341	$27,440
Equity contracts	11,375	8,205	311	418	413	330
Credit contracts	166	333	-	3	-	-
Foreign exchange contracts	359,204	379,235	3,513	4,632	3,632	4,355
Total derivatives not designated as hedging instruments			$26,613	$31,705	$27,386	$32,125
Total derivatives fair value (c)			$27,602	$33,305	$28,090	$32,444
Effect of master netting agreements (d)			(22,311)	(26,047)	(20,990)	(25,009)
Fair value after effect of master netting agreements			$5,291	$7,258	$7,100	$7,435
(a)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the balance sheet.
(b)	The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the balance sheet.
(c)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815.
(d)	Master netting agreements are reported net of cash collateral received and paid of $1,452 million and $131 million, respectively, at Dec. 31, 2012, and $1,269 million and $231 million, respectively, at Dec. 31, 2011.

At Dec. 31, 2012, $416 billion (notional) of interest rate contracts will mature within one year, $206 billion between one and five years, and $194 billion after five years. At Dec. 31, 2012, $360 billion (notional) of foreign exchange contracts will mature within one year, $8 billion between one and five years, and $8 billion after five years.

Impact of derivative instruments on the income statement (in millions)
Derivatives in fair value hedging relationships	Location of gain or (loss) recognized in income on derivatives	Gain or (loss) recognized in income on derivatives Year ended Dec. 31,			Location of gain or(loss) recognized in income on hedged item	Gain or (loss) recognized in hedged item Year ended Dec. 31,
		2012	2011	2010		2012	2011	2010
Interest rate contracts	Net interest revenue	$(47)	$(150)	$370	Net interest revenue	$29	$136	$(366)

Derivatives in cash flow hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2012	2011	2010		2012	2011	2010		2012	2011	2010
FX contracts	$ 4	$(118)	$ (7)	Net interest revenue	$ 1	$(114)	$ (6)	Net interest revenue	$ -	$ -	$ -
FX contracts	2	(6)	(134)	Other revenue	3	(6)	(135)	Other revenue	0.1	(0.1)	0.1
FX contracts	236	(525)	-	Trading revenue	236	(525)	-	Trading revenue	-	-	-
FX contracts	(1)	3	(1)	Salary expense	(1)	2	(1)	Salary expense	-	-	-
Total	$241	$(646)	$(142)		$239	$(643)	$(142)		$0.1	$(0.1)	$0.1

BNY Mellon     193

Notes to Consolidated Financial Statements (continued)

Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2012	2011	2010		2012	2011	2010		2012	2011	2010
FX contracts	$(181)	$75	$(52)	Net interest revenue	$-	$-	$-	Other revenue	$1.6	$(0.1)	$(0.2)

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

Revenue from foreign exchange and other trading included the following:

Foreign exchange and other trading revenue
(in millions)	2012	2011	2010
Foreign exchange	$520	$761	$787
Other trading revenue:
Fixed income	142	65	80
Credit derivatives/other (a)	30	22	19
Total other trading revenue	172	87	99
Total	$692	$848	$886
(a)	Credit derivatives are used as economic hedges of loans.

Foreign exchange includes income from purchasing and selling foreign currencies and currency forwards, futures and options. Fixed income reflects results from futures and forward contracts, interest rate swaps, foreign currency swaps, options, and fixed income securities. Credit derivatives/Other primarily includes revenue from credit default swaps and income from equity securities and equity derivatives.

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

Additional disclosures concerning derivative financial instruments are provided in Note 21 of the Notes to Consolidated Financial Statements.

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

194     BNY Mellon

Notes to Consolidated Financial Statements (continued)

level. Early termination provisions, or “close-out” agreements, in those contracts could trigger immediate payment of outstanding contracts that are in net liability positions. Certain collateral agreements would require The Bank of New York Mellon to immediately post additional collateral to cover some or all of The Bank of New York Mellon’s liabilities to a counterparty.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions as of Dec. 31, 2012 for three key ratings triggers:

If The Bank of New York Mellon’s rating was changed to (Moody’s/S&P)	Potential close-out exposures (fair value) (a)
A3/A-	$740 million
Baa2/BBB	$945 million
Bal/BB+	$2,276 million
(a)	The change between rating categories is incremental, not cumulative.

Additionally, if The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2012, existing collateral arrangements would have required us to have posted an additional $562 million of collateral.

Note 25—Lines of businesses

We have an internal information system that produces performance data along product and services lines for our two principal businesses and the Other segment.

Organization of our business

On Dec. 31, 2011, BNY Mellon sold its Shareowner Services business. In 2012, we reclassified the results of the Shareowner Services business from the

Investment Services business to the Other segment. The reclassification did not impact consolidated results. All prior periods have been restated.

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

Information on our businesses is reported on a continuing operations basis for 2010. See Note 4 of the Notes to Consolidated Financial Statements for a discussion of discontinued operations.

BNY Mellon     195

Notes to Consolidated Financial Statements (continued)

The primary types of revenue for two principal businesses and the Other segment are presented below:

Business	Primary types of revenue
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

•   Issuer services fees, including Corporate Trust and Depositary Receipts

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
•

Client deposits serve as the primary funding source for our investment securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits. Accordingly, accretion related to the restructured investment securities portfolio has been included in the results of the businesses.

•	Net securities gains (losses) are recorded in the Other segment.
•	M&I expenses and restructuring charges are corporate level items and are therefore recorded in the Other segment.
•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.
•	Goodwill and intangible assets are reflected within individual businesses.

Total revenue includes approximately $2.3 billion in 2012, $2.2 billion in 2011 and $2.1 billion in 2010, of international operations domiciled in the UK which comprised 16%, 15% and 15% of total revenue, respectively.

196     BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2012 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,518	(a)	$7,375	$613	$11,506	(a)
Net interest revenue	214		2,442	317	2,973
Total revenue	3,732		9,817	930	14,479
Provision for credit losses	-		(2)	(78)	(80)
Noninterest expense	2,809		7,568	956	11,333
Income before taxes	$923	(a)	$2,251	$52	$3,226	(a)
Pre-tax operating margin (b)	25%		23%	N/M	22%
Average assets	$36,493		$222,752	$56,136	$315,381
(a)	Total fee and other revenue includes income from consolidated investment management funds of $189 million, net of noncontrolling interests of $76 million, for a net impact of $113 million. Income before taxes includes noncontrolling interests of $76 million.
(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2011
(dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,254	(a)	$7,665	$777	$11,696	(a)
Net interest revenue	206		2,565	213	2,984
Total revenue	3,460		10,230	990	14,680
Provision for credit losses	1		-	-	1
Noninterest expense	2,736		7,233	1,143	11,112
Income (loss) before taxes	$723	(a)	$2,997	$(153)	$3,567	(a)
Pre-tax operating margin (b)	21%		29%	N/M	24%
Average assets	$37,041		$204,569	$49,535	$291,145
(a)	Total fee and other revenue includes income from consolidated investment management funds of $200 million, net of noncontrolling interests of $50 million, for a net impact of $150 million. Income before taxes includes noncontrolling interests of $50 million.
(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2010
(dollar amounts in millions)	Investment Management		Investment Services	Other	Total continuing operations
Fee and other revenue	$3,187	(a)	$6,972	$732	$10,891	(a)
Net interest revenue	203		2,362	360	2,925
Total revenue	3,390		9,334	1,092	13,816
Provision for credit losses	3		-	8	11
Noninterest expense	2,658		6,260	1,252	10,170
Income (loss) before taxes	$729	(a)	$3,074	$(168)	$3,635	(a)
Pre-tax operating margin (b)	22%		33%	N/M	26%
Average assets	$35,407		$158,676	$43,353	$237,436	(c)
(a)	Total fee and other revenue includes income from consolidated investment management funds of $226 million, net of noncontrolling interests of $59 million, for a net impact of $167 million. Income before taxes includes noncontrolling interests of $59 million.
(b)	Income before taxes divided by total revenue.
(c)	Including average assets of discontinued operations of $404 million in 2010, consolidated average assets were $237,840 million.

BNY Mellon     197

Notes to Consolidated Financial Statements (continued)

Note 26—International operations

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

As a result, it is necessary to make certain subjective assumptions such as:

•	Income from international operations is determined after internal allocations for interest revenue, taxes, expenses, provision and allowance for credit losses.
•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total revenue, income before income taxes, net income and total assets of our international operations are shown in the table below.

International operations
	International				Total international	Total domestic
(in millions)	EMEA		APAC	Other			Total
2012
Total assets at period end (a)	$78,912	(b)	$18,064	$1,816	$98,792	$260,198	$358,990
Total revenue	3,727	(b)	902	646	5,275	9,280	14,555
Income before taxes	936		429	326	1,691	1,611	3,302
Net income	761		349	265	1,375	1,148	2,523
2011
Total assets at period end (a)	$61,115	(b)	$13,030	$1,694	$75,839	$249,427	$325,266
Total revenue	3,780	(b)	842	769	5,391	9,339	14,730
Income before taxes	1,135		426	350	1,911	1,706	3,617
Net income	867		325	267	1,459	1,110	2,569
2010 (c):
Total assets at period end (a)	$72,629	(b)	$8,806	$3,124	$84,559	$162,422	$246,981
Total revenue	3,497	(b)	745	735	4,977	8,898	13,875
Income before taxes	1,222		394	348	1,964	1,730	3,694
Net income from continuing operations	916		295	261	1,472	1,175	2,647
(a)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the United States.
(b)	Includes revenue of approximately $2.3 billion, $2.2 billion and $2.1 billion and assets of approximately $40.0 billion, $28.3 billion and $44.7 billion in 2012, 2011, and 2010, respectively, of international operations domiciled in the UK, which is 16%, 15% and 15% of total revenue and 11%, 9%, and 18% of total assets, respectively.
(c)	Presented on a continuing operations basis.

Note 27—Supplemental information to the Consolidated Statement of Cash Flows

Noncash investing and financing transactions that, appropriately, are not reflected in the Consolidated Statement of Cash Flows are listed below.

Noncash investing and financing transactions	Year ended Dec. 31,
(in millions)	2012	2011	2010
Transfers from loans to other assets for OREO	$7	$16	$11
Assets of consolidated VIEs	134	3,419	15,249
Liabilities of consolidated VIEs	96	3,478	13,949
Noncontrolling interests of consolidated VIEs	163	29	699
Disposition of business	-	544	-

198     BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of BNY Mellon’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BNY Mellon’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2013 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York

February 28, 2013

BNY Mellon     199

Directors, Executive Committee and Other Executive Officers

Effective February 28, 2013

Directors

Ruth E. Bruch

Retired Senior Vice President and

Chief Information Officer

Kellogg Company

Cereal and convenience foods

Nicholas M. Donofrio

Retired Executive Vice President,

Innovation and Technology

IBM Corporation

Developer, manufacturer and provider of advanced information technologies and services

Gerald L. Hassell

Chairman and Chief Executive Officer

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

Chairman

AEGIS Insurance Services, Inc.

Mutual property and casualty insurance company

Executive Committee and Other Executive Officers

Gerald L. Hassell *

Chairman and Chief Executive Officer

Curtis Y. Arledge *

Chief Executive Officer,

Investment Management

Richard F. Brueckner *

Chief of Staff

Arthur Certosimo

Chief Executive Officer,

Global Markets

Michael Cole-Fontayn

Chairman,

Europe, the Middle East and Africa

Chief Executive Officer

Depositary Receipts

Thomas P. (Todd) Gibbons *

Chief Financial Officer

Mitchell E. Harris

President,

Investment Management

Timothy F. Keaney *

Chief Executive Officer,

Investment Services

Suresh Kumar

Chief Information Officer

Stephen D. Lackey

Chairman,

Asia Pacific

James P. Palermo *

Chief Executive Officer,

Global Client Management

John A. Park *

Controller

Karen B. Peetz *

President

Lisa B. Peters

Chief Human Resources Officer

Brian G. Rogan *

Chief Risk Officer

Brian T. Shea *

President,

Investment Services

Head of the Broker Dealer and Advisor Service Group

Head of Client Service Delivery and Client Technology Solutions

Chairman,

Pershing LLC

Jane C. Sherburne *

General Counsel and Corporate Secretary

Kurt D. Woetzel

Chief Executive Officer,

Global Collateral Services

*	Designated as an Executive Officer.

200     BNY Mellon

Performance Graph

	2007	2008	2009	2010	2011	2012
The Bank of New York Mellon Corporation	$100.0	$59.7	$60.1	$65.8	$44.2	$58.4
S&P 500 Financial Index	100.0	44.7	52.4	58.8	48.8	62.9
S&P 500 Index	100.0	63.0	79.7	91.7	93.6	108.6
Peer Group	100.0	54.9	61.9	66.9	51.4	70.1

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2007 to Dec. 31, 2012. Our peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financial Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financial Index, the S&P 500 Index as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2007 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financial Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group*
American Express Company Bank of America Corporation BlackRock, Inc. The Charles Schwab Corporation	Citigroup Inc. JPMorgan Chase & Co. Northern Trust Corporation The PNC Financial Services Group, Inc.	Prudential Financial, Inc. State Street Corporation U.S. Bancorp Wells Fargo & Company

*	Returns are weighted by market capitalization at the beginning of the measurement period.

BNY Mellon     201