Form 10-K, Exhibit 13
period 2013-12-31
Bank of New York Mellon Corp
filed 2014-02-28
CIK 1390777

FINANCIAL SECTION    Exhibit 13.1

THE BANK OF NEW YORK MELLON CORPORATION
2013 Annual Report
Table of Contents

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2013		2012	2011		2010		2009
Year ended Dec. 31
Fee revenue	$11,650		$11,231	$11,498		$10,697		$10,108
Net securities gains (losses)	141		162	48		27		(5,369)
Income from consolidated investment management funds	183		189	200		226		—
Net interest revenue	3,009		2,973	2,984		2,925		2,915
Total revenue	14,983		14,555	14,730		13,875		7,654
Provision for credit losses	(35)		(80)	1		11		332
Noninterest expense	11,306		11,333	11,112		10,170		9,530
Income (loss) from continuing operations before income taxes	3,712		3,302	3,617		3,694		(2,208)
Provision (benefit) for income taxes	1,520		779	1,048		1,047		(1,395)
Net income (loss) from continuing operations	2,192		2,523	2,569		2,647		(813)
Net income (loss) from discontinued operations	—		—	—		(66)		(270)
Net income (loss)	2,192		2,523	2,569		2,581		(1,083)
Net (income) attributable to noncontrolling interests	(81)		(78)	(53)		(63)		(1)
Net income (loss) applicable to shareholders of The Bank of New York Mellon Corporation	2,111		2,445	2,516		2,518		(1,084)
Preferred stock dividends	(64)		(18)	—		—		(283)	(a)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$2,047		$2,427	$2,516		$2,518		$(1,367)
Earnings per diluted common share applicable to common shareholders of The Bank of New York Mellon Corporation:
Net income (loss) from continuing operations	$1.74		$2.03	$2.03		$2.11		$(0.93)
Net income (loss) from discontinued operations	—		—	—		(0.05)		(0.23)
Net income (loss) applicable to common stock	$1.74		$2.03	$2.03		$2.05	(b)	$(1.16)	(c)
At Dec. 31
Interest-earning assets	$305,169		$292,887	$259,231		$180,541		$161,537
Assets of operations	363,038		347,509	313,919		232,493		212,224
Total assets	374,310		358,990	325,266		247,259		212,224
Deposits	261,129		246,095	219,094		145,339		135,050
Long-term debt	19,864		18,530	19,933		16,517		17,234
Preferred stock	1,562		1,068	—		—		—
Total The Bank of New York Mellon Corporation common shareholders’ equity	35,959		35,363	33,417		32,354		28,977
At Dec. 31
Assets under management (in billions) (d)	$1,583		$1,386	$1,260		$1,172		$1,115
Assets under custody and/or administration (in trillions) (e)	27.6		26.3	25.1		24.1		N/A
Market value of securities on loan (in billions) (f)	235	(g)	237	266	(h)	269	(h)	238	(h)

(a)	Includes an after-tax redemption charge of $196.5 million related to the Series B preferred stock.

(b)	Does not foot due to rounding.

(c)	Diluted earnings per common share for 2009 was calculated using average basic shares. Adding back the dilutive shares would have been anti-dilutive.

(d)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

(e)
Includes the assets under custody and/or administration (“AUC/A”) of CIBC Mellon Global Securities Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.2 trillion at Dec. 31, 2013, $1.1 trillion at Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010 and $905 billion at Dec. 31, 2009.

(f)	Represents the securities on loan managed by the Investment Services business. Excludes securities on loans relating to CIBC Mellon.

(g)	Excludes securities booked at BNY Mellon beginning in late 2013 resulting from the CIBC Mellon joint venture, which totaled $62 billion at Dec. 31, 2013.

(h)	Reflects revisions which were not material.

2 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary (continued)

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2013		2012	2011	2010	2009
Net income basis:
Return on common equity	5.9%		7.1%	7.5%	8.1%	N/M
Return on tangible common equity - Non-GAAP (a)	15.4		19.3	22.6	25.6	N/M
Return on average assets	0.60		0.77	0.86	1.06	N/M
Continuing operations basis:
Return on common equity (a)	5.9%		7.1%	7.5%	8.3%	N/M
Non-GAAP adjusted (a)(b)	8.3		8.8	9.0	9.9	9.3
Return on tangible common equity – Non-GAAP (a)	15.4		19.3	22.6	26.3	N/M
Non-GAAP adjusted (a)(b)	19.7		21.8	24.6	28.3	31.9
Pre-tax operating margin (a)	25		23	25	27	N/M
Non-GAAP adjusted (a)(b)	27		29	30	32	31
Fee revenue as a percentage of total revenue excluding net securities gains (losses)	78		78	78	78	78
Annualized fee revenue per employee (based on average headcount) (in thousands)	$232		$232	$237	$241	$241
Percentage of non-U.S. total revenue (c)	37%		37%	37%	36%	32%
Net interest margin (on a fully taxable equivalent basis)	1.13		1.21	1.36	1.70	1.82
Cash dividends per common share	$0.58		$0.52	$0.48	$0.36	$0.51
Common dividend payout ratio (d)	33%		26%	24%	18%	N/M
Common dividend yield	1.7%		2.0%	2.4%	1.2%	1.8%
Closing stock price per common share	$34.94		$25.70	$19.91	$30.20	$27.97
Market capitalization (in billions)	39.9		29.9	24.1	37.5	33.8
Book value per common share – GAAP (a)	31.48		30.39	27.62	26.06	23.99
Tangible book value per common share – Non-GAAP (a)	13.97		12.82	10.57	8.91	7.90
Full-time employees	51,100		49,500	48,700	48,000	42,200
Year-end common shares outstanding (in thousands)	1,142,250		1,163,490	1,209,675	1,241,530	1,207,835
Average total equity to average total assets	10.6%		11.0%	11.5%	13.1%	13.4%
Capital ratios at Dec. 31 (e)(f)
Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a)(g):
Standardized Approach	10.6%		N/A	N/A	N/A	N/A
Advanced Approach	11.3	(h)	9.8%	N/A	N/A	N/A
Basel I Tier 1 common equity to risk-weighted assets ratio–Non-GAAP (a)	14.5		13.5	13.4%	11.8%	10.5%
Basel I Tier 1 capital ratio	16.2		15.0	15.0	13.4	12.1
Basel I Total (Tier 1 plus Tier 2) capital ratio	17.0		16.3	17.0	16.3	16.0
Basel I leverage capital ratio	5.4		5.3	5.2	5.8	6.5
BNY Mellon shareholders’ equity to total assets ratio (a)	10.0		10.1	10.3	13.1	13.7
BNY Mellon common shareholders’ equity to total assets ratio (a)	9.6		9.9	10.3	13.1	13.7
BNY Mellon tangible common shareholders’ equity to tangible assets of operations ratio – Non-GAAP (a)	6.8		6.4	6.4	5.8	5.2

(a)	See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 118 for a calculation of these ratios.

(b)
Non-GAAP excludes merger and integration (“M&I”), litigation and restructuring charges. Additionally, Non-GAAP for 2013 excludes the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits.

(c)	Includes fee revenue, net interest revenue and income from consolidated investment management funds, net of net income attributable to noncontrolling interests.

(d)	The common dividend payout ratio was 26% for 2013 after adjusting for the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits.

(e)	Includes discontinued operations in 2010 and 2009.

(f)
When in this Annual Report we refer to BNY Mellon’s or our bank subsidiary’s “Basel I” capital measures (e.g., Basel I Total capital or Basel I Tier 1 capital), we mean that capital measure, as calculated under the Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) risk-based capital rules that are based on the 1988 Basel Accord, which is often referred to as “Basel I.” Similarly, when in this Annual Report we refer to BNY Mellon’s “Basel III” capital measures (e.g., Basel III Tier 1 common equity), we mean that capital measure as calculated under the final revised capital rules (the “Final Capital Rules”) released by the Federal Reserve on July 2, 2013.

(g)
At Dec. 31, 2013, the estimated Basel III Tier 1 common equity ratio is based on our interpretation of the Final Capital Rules, on a fully phased-in basis. For periods prior to Dec. 31, 2013, these ratios were estimated using our interpretation of the Federal Reserve’s Notices of Proposed Rulemaking (“NPRs”) dated June 7, 2012, on a fully phased-in basis.

(h)
Changes in January 2014 to the probable loss model associated with unsecured wholesale credit exposures within our Advanced Approach capital model will impact risk-weighted assets. The Company did not include the impact at Dec. 31, 2013. However, a preliminary estimate of the revised methodology to the portfolio at Sept. 30, 2013 would have added approximately 6% to the risk-weighted assets.

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

BNY Mellon’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading “Forward-looking Statements.” When used in this Annual Report, words such as “estimate,” “forecast,” “project,” “anticipate,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” and words of similar meaning, signify forward-looking statements in addition to statements specifically identified as forward-looking statements.

Certain business terms used in this Annual Report are defined in the Glossary.

The following should be read in conjunction with the Consolidated Financial Statements included in this Annual Report. Investors should also read the section titled “Forward-looking Statements.”

How we reported results

Throughout this Annual Report, certain measures, which are noted as “Non-GAAP financial measures,” exclude certain items. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons using measures that relate to our ability to enhance revenues and limit expenses in circumstances where such matters are within our control. We also present the net interest margin on a fully taxable equivalent (“FTE”) basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 118 for a reconciliation of financial measures presented in accordance with U.S. generally accepted accounting principles (“GAAP”) to adjusted Non-GAAP financial measures.

All information for 2013, 2012 and 2011 in this Annual Report is reported on a net income basis. On Jan. 15, 2010, BNY Mellon sold Mellon United National Bank (“MUNB”), our former national bank subsidiary located in Florida. We applied discontinued operations accounting to this business. As a result, certain information for 2010 and 2009 in this Annual Report is reported on a continuing operations basis.

Overview

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE symbol: BK). BNY Mellon is a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle. Whether providing financial services for institutions, corporations or individual investors, BNY Mellon delivers informed investment management and investment services in 35 countries and more than 100 markets. As of Dec. 31, 2013, BNY Mellon had $27.6 trillion in assets under custody and/or administration, and $1.6 trillion in assets under management. BNY Mellon can act as a single point of contact for clients looking to create, trade, hold, manage, service, distribute or restructure investments.

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

4 BNY Mellon

Results of Operations (continued)

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

The Basel I Tier 1 capital ratio has been our principal capital measure through 2013 with a targeted ratio of Basel I Tier 1 capital to risk-weighted assets of 10%. Our current target is to maintain our Basel III Tier 1 common equity ratio more than 100 basis points above the regulatory minimum guidelines. We expect to establish a target Basel III Supplementary Leverage ratio when the ongoing rulemaking and commentary process ends and we move closer to implementation.

Key 2013 and subsequent events

Acquisition of HedgeMark International, LLC

On Feb. 24, 2014, BNY Mellon announced that it has signed an agreement to acquire the remaining 65% interest of HedgeMark International, LLC, a current affiliate and a provider of hedge fund managed account and risk analytic services. The deal is expected to close in the second quarter, subject to regulatory approval. BNY Mellon has held a 35% ownership stake in HedgeMark since 2011.

Exit from parallel run period for calculating risk-weighted assets under the advanced approaches rule

On Feb. 21, 2014 the Federal Reserve announced that BNY Mellon had been approved to exit parallel run reporting for U.S. regulatory capital purposes, and will transition from the general risk-based capital rules to the Final Capital Rules’ Advanced Approaches, effective starting in the second quarter of 2014, subject to ongoing qualification. We will be required to comply with Advanced Approaches reporting and public disclosures commencing on June 30, 2014. This means, among other things, for purposes of determining whether we meet minimum risk-based capital requirements, starting with the second quarter of 2014 our common equity Tier 1 capital ratio, Tier 1 capital ratio, and total capital ratio will be the lower of that calculated under the general risk-based capital rules (during 2014 these ratios are determined using a Basel III numerator and Basel I risk-weightings) and under the Advanced Approaches rule.

Volcker Rule

On Dec. 10, 2013, final rules to implement the Volcker Rule were adopted. BNY Mellon must conform its covered activities and investments with the final Volcker Rule by July 21, 2015. The Volcker Rule prohibits covered banking organizations, including BNY Mellon, from engaging in proprietary trading and conditionally allows banking organizations to hold or sponsor only certain U.S. and foreign private equity and hedge funds. Ownership interests in covered funds that banking entities organize and offer will be limited to 3% of the total outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment, and with respect to the aggregate value of all such ownership interests in covered funds, 3% of the banking organization’s Tier 1 capital. Moreover, beginning in the third quarter of 2015, a banking entity relying on the final Volcker Rule’s exemption for sponsoring covered funds will need to deduct from its Tier 1 capital the value of related ownership interests, calculated in accordance with the final rule. For additional information regarding the Volcker Rule, see “Supervision and Regulation”.

Proposed rulemaking concerning implementation of minimum liquidity standards

On Oct. 24, 2013, the Federal Reserve approved a notice of proposed rulemaking developed jointly with the Office of the Comptroller of the Currency (“OCC”) and the Federal Deposit Insurance Corporation (“FDIC”) regarding the U.S. implementation of the Basel III liquidity coverage ratio (the “LCR Notice”). The LCR Notice would establish a quantitative liquidity coverage ratio requirement for certain banking organizations, including BNY Mellon, designed to ensure that such organizations maintain an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time

BNY Mellon 5

Results of Operations (continued)

horizon under an acute liquidity stress scenario. This proposal was open for comment until Jan. 31, 2014. For additional information regarding the LCR Notice, see “Supervision and Regulation”.

Sale of Newton’s private client business

On Sept. 27, 2013, Newton Management Limited, together with Newton Investment Management Limited, an investment boutique of BNY Mellon, sold Newton’s private client business. At the time of the sale, assets under management related to Newton’s private client business totaled $5 billion. We recorded a pre-tax gain of $27 million and an after-tax gain of $5 million related to this transaction.

New risk-based and leverage regulatory capital rules

In July 2013, the U.S. banking agencies finalized rules (the “Final Capital Rules”) revising the capital framework applicable to U.S. bank holding companies (“BHCs”) and banks. The Final Capital Rules implement Basel III and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act” or “Dodd-Frank”) for U.S. BHCs and banks (including by redefining the components of capital and establishing higher minimum percentages for applicable capital ratios) and substantially revise the agencies’ general risk-based capital rules in a manner designed to make them more risk sensitive. The Final Capital Rules establish a graduated implementation schedule and will be principally phased-in by 2019. In general, the Final Capital Rules largely adhere to the rules as initially proposed in June 2012. Our estimated Basel III Tier 1 common equity ratio (Non-GAAP) calculated under the Standardized Approach and based on our interpretation of the Final Capital Rules, on a fully phased-in basis, was 10.6% at Dec. 31, 2013. For additional information on the Final Capital Rules, see “Capital” and “Supervision and Regulation”.

Supplementary leverage ratio proposals

The Final Capital Rules implement, among other things, for Advanced Approaches banking organizations, including the Company, a new Basel III-based supplementary leverage ratio with a minimum of 3%, to become effective Jan. 1, 2018. In addition, the Basel Committee and the U.S. banking agencies are each independently considering potential changes to the supplementary leverage ratio that, individually or taken together, could make it substantially more restrictive. In January 2014, the Basel Committee finalized modifications to the Basel III supplementary leverage ratio. Those modifications would adjust the supplementary leverage ratio’s denominator (referred to as the “exposure amount”) by making changes to the calculation of the exposure amount attributable to certain derivatives exposures and certain securities financing transactions but would maintain the minimum Tier 1 supplementary leverage ratio requirement of 3%. These changes to the supplementary leverage ratio denominator have not yet been adopted in the U.S.

Separately, on July 9, 2013, the U.S. banking agencies proposed revisions to the supplementary leverage ratio under a notice of proposed rulemaking that would only apply to the largest U.S. BHCs and banks, including BNY Mellon. The July 9 proposal would require BNY Mellon and other bank holding companies that are G-SIBs to maintain a 5% supplementary Tier 1 leverage ratio (comprised of the current minimum requirement of 3% plus a 2% buffer) and require bank subsidiaries of those bank holding companies (including our largest bank subsidiary, The Bank of New York Mellon), in order to qualify as “well capitalized” under the U.S. banking agencies’ prompt corrective action framework, to maintain a 6% supplementary Tier 1 leverage ratio. For additional information regarding the supplementary leverage ratio proposals, see “Supervision and Regulation”.

Sale of SourceNet Solutions

On May 31, 2013, BNY Mellon sold SourceNet Solutions, our accounts payable outsourcing support services provider that was part of our Investment Services business. The impact of the sale was not significant on net income.

ConvergEx

ConvergEx, an entity in which BNY Mellon has a minority interest, completed a divestiture of its software platform business. As a result of the divestiture and other events, we recognized an after-tax gain of $109 million on our equity investment in April 2013. This gain was offset by an after-tax loss recorded in December 2013 of $115 million related to the write-down of the goodwill in our equity investment in ConvergEx. The net impact of these

6 BNY Mellon

Results of Operations (continued)

events resulted in a net loss of $6 million, or less than $0.01 per diluted common share, in 2013.

Capital plan and share repurchase program and dividend increase

In March 2013, BNY Mellon received confirmation that the Federal Reserve did not object to our 2013 capital plan submitted in connection with the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”). The board of directors subsequently approved the repurchase of up to $1.35 billion worth of common shares through the first quarter of 2014, including both open market purchases and employee benefit plan repurchases, and a 15% increase in BNY Mellon’s quarterly common stock dividend.

In 2013, we repurchased 35.1 million common shares at an average price of $29.24 per common share for a total of $1.03 billion. Through the 2013 capital plan, we are authorized to repurchase $385 million worth of common shares through the first quarter of 2014. Through Feb. 27, 2014, we repurchased 10.6 million common shares at an average price of $32.41 per common share for a total of $345 million.

On April 9, 2013, The Bank of New York Mellon Corporation announced a 15% increase in the quarterly common stock dividend, from $0.13 per share to $0.15 per share.

We submitted our 2014 capital plan on Jan. 6, 2014. The Federal Reserve has indicated it expects to publish its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, on March 26, 2014. We anticipate announcing our 2014 capital plan shortly thereafter.

U.S. Tax Court rulings

As previously disclosed, on Feb. 11, 2013, the U.S. Tax Court issued a ruling against BNY Mellon upholding the IRS’ disallowance of certain foreign tax credits claimed for the 2001 and 2002 tax years. As a result of this ruling, BNY Mellon recorded an $854 million after-tax charge in the first quarter of 2013.

As previously disclosed, on Sept. 23, 2013, the U.S. Tax Court amended its prior ruling.  The new ruling increased the interest expense that BNY Mellon could deduct as a valid business expense and excluded certain items from BNY Mellon’s taxable income for those years.  The combination of these items for all years involved and related interest, increased after-tax income in 2013 by $261 million.

As a result of these rulings by the U.S. Tax Court, BNY Mellon recorded a net after-tax charge of $593 million, or $0.50 per diluted common share, in 2013. The U.S. Tax Court ruling was finalized on Feb. 20, 2014.

Summary of financial results

We reported net income applicable to common shareholders of BNY Mellon of $2.0 billion, or $1.74 per diluted common share in 2013. Excluding the net impact of the U.S. Tax Court’s decision related to the disallowance of certain foreign tax credits, net income applicable to common shareholders totaled $2.64 billion, or $2.24 per diluted common share, in 2013 - Non-GAAP. These results compare with $2.4 billion, or $2.03 per diluted common share in 2012 and $2.5 billion, or $2.03 per diluted common share in 2011.

Highlights of 2013 results

•
AUC/A totaled $27.6 trillion at Dec. 31, 2013 compared with $26.3 trillion at Dec. 31, 2012. The increase primarily reflects higher market values and net new business. (See the “Investment Services business” beginning on page 24.)

•
Assets under management (“AUM”), excluding securities lending assets, totaled a record $1.6 trillion at Dec. 31, 2013 compared with $1.4 trillion at Dec. 31, 2012. The increase primarily resulted from net new business and higher equity market values. (See the “Investment Management business” beginning on page 21).

•
Investment services fees totaled $6.8 billion in 2013, an increase of 4% compared with $6.6 billion in 2012. The increase reflects higher core asset servicing fees driven by organic growth and higher market values, higher clearing services fees and higher Depositary Receipts revenue, partially offset by lower Corporate Trust fees reflecting the continued run-off of high margin structured debt securitizations. (See the “Investment Services business” beginning on page 24).

BNY Mellon 7

Results of Operations (continued)

•
Investment management and performance fees totaled $3.4 billion in 2013, compared with $3.2 billion in 2012. The increase was driven by higher equity market values, net new business and the full-year impact of the acquisition of the remaining 50% interest in Meriten Investment Management GmbH (“Meriten”), partially offset by the average impact of the stronger U.S. dollar and higher money market fee waivers. (See the “Investment Management business” beginning on page 21).

•
Foreign exchange and other trading revenue totaled $674 million in 2013, compared with $692 million in 2012. In 2013, foreign exchange revenue increased 17% year-over-year, driven by higher volumes and volatility. Other trading revenue decreased in 2013 reflecting lower fixed income trading revenue. (See “Fee and other revenue” beginning on page 9).

•
Investment income and other revenue totaled $416 million in 2013 compared with $427 million in 2012. The decrease primarily resulted from lower leasing and seed capital gains and a decline in revenue on foreign currency remeasurement, primarily offset by higher equity investment revenue and asset-related gains driven by the pre-tax gain on the sale of Newton’s private client business in 2013. (See “Fee and other revenue” beginning on page 9).

•
Net interest revenue totaled $3.0 billion in 2013, an increase of $36 million compared with 2012, as a change in the mix of interest-earning assets, lower funding costs and higher average interest-earning assets driven by higher deposits were primarily offset by lower yields. Net interest margin (FTE) was 1.13% in 2013 compared with 1.21% in 2012. The decrease primarily reflects the impact of lower market rates on interest-earning assets, partially offset by a change in the mix of earning assets. (See “Net interest revenue” beginning on page 13).

•
The provision for credit losses was a credit of $35 million in 2013 and a credit of $80 million in 2012. The credit in 2013 was primarily driven by a broad improvement in the credit quality of the loan portfolio and a reduction in our qualitative allowance. (See “Asset quality and allowance for credit losses” beginning on page 49).

•	Noninterest expense totaled $11.3 billion in 2013, a decrease of $27 million compared with 2012, reflecting lower litigation expense, primarily offset by higher staff, software and our branding initiatives. (See “Noninterest expense” beginning on page 16).

•
The provision for income taxes totaled $1.5 billion (40.9% effective tax rate-GAAP) in 2013 and included a net charge of $593 million resulting from the U.S. Tax Court’s decisions related to the disallowance of certain foreign tax credits. Excluding the net charge related to the disallowance of certain foreign tax credits, the provision for income taxes totaled $927 million (25.0% effective tax rate) on an operating basis-Non-GAAP. This compares with an income tax provision of $779 million (23.6% effective tax rate) in 2012. (See “Income taxes” on page 18).

•
The net unrealized pre-tax gain on our total investment securities portfolio was $309 million at Dec. 31, 2013 compared with $2.4 billion at Dec. 31, 2012. The decrease primarily reflects an increase in long-term interest rates. (See “Investment securities” beginning on page 41).

•
At Dec. 31, 2013, our estimated Basel III Tier 1 common equity ratio (Non-GAAP) calculated under the Standardized Approach and based on our interpretation of and expectations regarding the Final Capital Rules, on a fully phased-in basis, was 10.6%. (See “Capital” beginning on page 60).

Results for 2012

In 2012 we reported net income applicable to common shareholders of BNY Mellon of $2.4 billion, or $2.03 per diluted common share. These results were primarily driven by:

•
Investment services fees totaled $6.6 billion in 2012 compared with $6.8 billion in 2011. Improved asset servicing revenue, driven by net new business and higher market values, as well as higher clearing and treasury services revenues, was more than offset by the impact of the sale of the Shareowner Services business in the fourth quarter of 2011, lower Depositary Receipts revenue and lower Corporate Trust fees reflecting the continued run-off of high margin structured debt securitizations.

•
Investment management and performance fees totaled $3.2 billion in 2012 compared with $3.0 billion in 2011. The increase was driven by higher market values, net new business and higher performance fees.

•	Foreign exchange and other trading revenue totaled $692 million in 2012 compared with $848

8 BNY Mellon

Results of Operations (continued)

million in 2011. In 2012, foreign exchange revenue totaled $520 million, a decrease of 32% compared with 2011, driven by a sharp decline in volatility and a modest decrease in volumes. Other trading revenue was $172 million in 2012 compared with $87 million in 2011. The increase was primarily driven by improved fixed income trading revenue.

•
The provision for credit losses was a credit of $80 million in 2012 compared with a provision of $1 million in 2011. The credit in 2012 was largely driven by a reduction in the allowance for credit losses related to the residential mortgage loan portfolio.

•
Noninterest expense totaled $11.3 billion in 2012 compared with $11.1 billion in 2011. The increase was driven by higher litigation expense and the cost of generating certain tax credits, partially offset by the impact of the sale of Shareowner Services and the impact of our Operational Excellence Initiatives.

Results for 2011

In 2011, we reported net income applicable to common shareholders of BNY Mellon of $2.5 billion, or $2.03 per diluted common share. These results were primarily driven by:

•
Investment services fees totaled $6.8 billion reflecting the full-year impact of the acquisitions of Global Investment Servicing (“GIS”) on July 1, 2010 and BHF Asset Servicing GmbH (“BAS”) on Aug. 2, 2010 (collectively, “the Acquisitions”), and net new business.

•	Investment management and performance fees totaled $3.0 billion reflecting net new business and higher average equity markets.

•	Foreign exchange and other trading revenue totaled $848 million driven by lower fixed income trading revenue and lower foreign exchange revenue.

•	Noninterest expense totaled $11.1 billion reflecting the full-year impact of the Acquisitions, higher staff expense, volume-related expenses and software expense.

Fee and other revenue

Fee and other revenue					2013	2012
					vs.	vs.
(dollars in millions, unless otherwise noted)	2013	2012	2011		2012	2011
Investment services fees:
Asset servicing (a)	$3,905	$3,780	$3,697		3%	2%
Clearing services	1,264	1,193	1,159		6	3
Issuer services	1,090	1,052	1,445	(b)	4	(27)
Treasury services	554	549	535		1	3
Total investment services fees	6,813	6,574	6,836		4	(4)
Investment management and performance fees	3,395	3,174	3,002		7	6
Foreign exchange and other trading revenue	674	692	848		(3)	(18)
Distribution and servicing	180	192	187		(6)	3
Financing-related fees	172	172	170		—	1
Investment and other income	416	427	455		(3)	(6)
Total fee revenue	11,650	11,231	11,498		4	(2)
Net securities gains	141	162	48		N/M	N/M
Total fee and other revenue - GAAP	$11,791	$11,393	$11,546		3%	(1)%

Fee revenue as a percentage of total revenue excluding net securities gains	78%	78%	78%

AUM at period end (in billions) (c)	$1,583	$1,386	$1,260		14%	10%
AUC/A at period end (in trillions) (d)	$27.6	$26.3	$25.1		5%	5%

(a)	Asset servicing fees include securities lending revenue of $155 million in 2013, $198 million in 2012 and $183 million in 2011.

(b)	Issuer services fees excluding Shareowner Services were $1,251 million (Non-GAAP) in 2011. The Shareowner Services business was sold on Dec. 31, 2011.

(c)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

(d)	Includes the AUC/A of CIBC Mellon of $1.2 trillion at Dec. 31, 2013 and $1.1 trillion at both Dec. 31, 2012 and Dec. 31, 2011.

BNY Mellon 9

Results of Operations (continued)

Fee and other revenue

Fee and other revenue totaled $11.8 billion in 2013, an increase of 3%, compared with $11.4 billion in 2012. The year-over-year increase was primarily driven by higher investment management revenue, asset servicing revenue and clearing services revenue, partially offset by lower net securities gains, foreign exchange and other trading revenue and distribution and servicing fees.

Investment services fees

Investment services fees were impacted by the following compared with 2012:

•	Asset servicing fees increased 3% primarily reflecting organic growth and higher market values, partially offset by lower securities lending revenue primarily driven by narrower spreads.

•
Clearing services fees increased 6% primarily driven by higher mutual fund and asset-based fees and clearance revenue reflecting an increase in DARTs, partially offset by higher money market fee waivers.

•
Issuer services fees increased 4% primarily reflecting higher Depositary Receipts revenue driven by corporate actions, partially offset by lower money market mutual fund balances and the continued run-off of high margin structured debt securitizations in Corporate Trust. We continue to estimate that the run-off of high margin structured debt securitizations could reduce the Company’s total annual revenue by up to one-half of 1% if the structured debt markets do not recover.

•	Treasury services fees increased 1% primarily reflecting higher cash management fees.

See the “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees totaled $3.4 billion in 2013, an increase of 7% compared with 2012. The increase was primarily driven by higher equity market values, net new business and the full-year impact of the Meriten acquisition, partially offset by higher money market fee waivers and the average impact of the stronger U.S. dollar. Performance fees were $130 million in 2013 and $136 million in 2012.

Total AUM for the Investment Management business was a record $1.6 trillion at Dec. 31, 2013, compared with $1.4 trillion at Dec. 31, 2012. The increase primarily resulted from net new business and higher equity market values. Long-term inflows in 2013 totaled $95 billion and primarily benefited from liability-driven investments and other fixed-income products, index funds and alternative investments.

See the “Investment Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2013	2012	2011
Foreign exchange	$608	$520	$761
Other trading revenue:
Fixed income	38	142	65
Equity/other	28	30	22
Total other trading revenue	66	172	87
Total foreign exchange and other trading revenue	$674	$692	$848

Foreign exchange and other trading revenue decreased $18 million, or 3%, from $692 million in 2012. In 2013, foreign exchange revenue totaled $608 million, an increase of 17% compared with $520 million in 2012. The increase was driven by higher volumes and volatility. Other trading revenue totaled $66 million in 2013, a decrease of 62% compared with 2012. The decrease primarily reflects lower fixed income trading revenue due to lower derivatives trading revenue and a loss on inventory driven by higher interest rates. Foreign exchange revenue and fixed income trading revenue is reported in the Investment Services business and the Other segment. Equity/other trading revenue is primarily reported in the Other segment.

The foreign exchange trading engaged in by the Company generates revenues, which are influenced by the volume of client transactions and the spread realized on these transactions. Revenues are impacted by market pressures which continue to be increasingly competitive. The level of volume and spreads is affected by market volatility, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by

10 BNY Mellon

Results of Operations (continued)

corporate and institutional clients. These revenues also depend on our ability to manage the risk associated with the currency transactions we execute. A substantial majority of our foreign exchange trades are undertaken for our custody clients in transactions where BNY Mellon acts as principal, and not as an agent or broker. As a principal, we earn a profit, if any, based on our ability to risk manage the aggregate foreign currency positions that we buy and sell on a daily basis. Generally speaking, custody clients enter into foreign exchange transactions in one of three ways: negotiated trading with BNY Mellon, BNY Mellon’s standing instruction program, or transactions with third-party foreign exchange providers. Negotiated trading generally refers to orders entered by the client or the client’s investment manager, with all decisions related to the transaction, usually on a transaction-specific basis, made by the client or its investment manager. Such transactions may be initiated by (i) contacting one of our sales desks to negotiate the rate for specific transactions, (ii) using electronic trading platforms, or (iii) electing other methods such as those pursuant to a benchmarking arrangement, in which pricing is determined by an objective market rate adjusted by a pre-negotiated spread. Our custody clients choose to use third-party foreign exchange providers other than BNY Mellon for a substantial majority of their U.S. dollar-equivalent volume foreign exchange transactions. The preponderance of the notional value of our trading volume with clients is in negotiated trading. Our standing instruction program, including a standing instruction program option called the Defined Spread Offering, which the Company introduced to clients in the first quarter of 2012, provides custody clients and their investment managers with an end-to-end solution that allows them to shift to BNY Mellon the cost, management and execution risk, often in small transactions not otherwise eligible for a more favorable rate or transactions in restricted and difficult to trade currencies. We incur substantial costs in supporting the global operational infrastructure required to administer the standing instruction program; on a per-transaction basis, the costs associated with the standing instruction program exceed the costs associated with negotiated trading. In response to competitive market pressures and client requests, we are continuing to develop standing instruction program products and services and making these new products and services available to our clients. In the first quarter of 2014, we upgraded one of our standard standing instruction programs, known as Session

Range. The upgrades include pricing pursuant to pre-defined rules and enhanced post-trade reporting.

With respect to our historical Session Range program, we typically assign a price derived from the daily pricing range for marketable-size foreign exchange transactions (generally more than $1 million) executed between global financial institutions, known as the “interbank range.” Using the interbank range for the given day, we typically price purchases of currencies at or near the low end of this range and sales of currencies at or near the high end of this range. A description of the pricing rules used in the upgraded Session Range program is set forth in the program’s disclosure documentation, which is available to clients and their investment managers. The standing instruction program Defined Spread Offering prices transactions in each pricing cycle (several times a day in the case of developed market currencies) by adding a predetermined spread to an objective market source for developed and certain emerging market currencies or to a reference rate computed by BNY Mellon for other emerging market currencies.

A shift by custody clients from the standing instruction program to other trading options combined with competitive market pressures on the foreign exchange business may negatively impact our foreign exchange revenue.  We continue to invest in our foreign exchange trading and execution capabilities, which is leading towards enhanced customer service and higher volumes. For the year ended Dec. 31, 2013, our total revenue for all types of foreign exchange trading transactions was $608 million, or approximately 4% of our total revenue and approximately 41% of our foreign exchange revenue resulted from foreign exchange transactions undertaken through our standing instruction program.

Distribution and servicing fees

Distribution and servicing fee revenue earned from mutual funds are primarily based on average assets in the funds and the sales of funds that we manage or administer and are primarily reported in the Investment Management business. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes, the funds’ market values and money market fee waivers.

BNY Mellon 11

Results of Operations (continued)

The $12 million decrease in distribution and servicing fee revenue compared with 2012 primarily reflects higher money market fee waivers and the average impact of the stronger U.S. dollar. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Other segment, include capital markets fees, loan commitment fees and credit-related fees. Financing-related fees totaled $172 million in both 2013 and 2012.

Investment and other income

Investment and other income
(in millions)	2013	2012	2011
Corporate/bank-owned life insurance	$144	$148	$154
Equity investment revenue	98	16	44
Asset-related gains	71	34	177
Expense reimbursements from joint venture	42	38	38
Seed capital gains	34	59	—
Lease residual gains	18	51	42
Transitional services agreements	11	24	2
Private equity gains	6	8	18
Other income (loss)	(8)	49	(20)
Total investment and other income	$416	$427	$455

Investment and other income, which is primarily reported in the Other segment and Investment Management business, includes revenue from insurance contracts, equity investments, asset-related gains, expense reimbursements from our CIBC Mellon joint venture, seed capital gains, lease residual gains, transitional services agreements, gains and losses on private equity investments, and other income and loss. Asset-related gains include loan, real estate and other asset dispositions. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Transitional services agreements primarily relate to the

Shareowner Services business, which was sold on Dec. 31, 2011. Other income (loss) primarily includes foreign currency remeasurement gain (loss), other investments and various miscellaneous revenues. The $11 million decrease in investment and other income compared with 2012 primarily resulted from lower lease residual and seed capital gains and lower revenue on foreign currency remeasurement, partially offset by higher equity investment revenue, as well as asset-related gains related to the sale of Newton’s private client business.

Net securities gains

Net securities gains totaled $141 million in 2013 compared with $162 million in 2012. The low interest rate environment in 2013 created the opportunity for us to realize gains as we rebalanced and managed the duration risk of the investment securities portfolio.

2012 compared with 2011

Fee and other revenue totaled $11.4 billion in 2012 compared with $11.5 billion in 2011. The decrease primarily reflects the impact of the sale of the Shareowner Services business.

Fee and other revenue was also impacted by the following:

•
Investment services fees decreased 4% compared with 2011 reflecting the impact of lower issuer services fees driven by lower Depository Receipts revenue and lower Corporate Trust fees partially offset by an increase in asset servicing fees, clearing services fees, and treasury services fees.

•	Investment management and performance fees increased 6% primarily reflecting higher market values, net new business, higher performance fees and the Meriten acquisition.

•
Foreign exchange and other trading revenue decreased 18%. Foreign exchange revenue decreased 32% driven by a sharp decline in volatility and a modest decrease in volumes. Other trading revenue increased 98% due to improved fixed income trading revenue.

•	Net securities gains totaled $162 million in 2012 compared with $48 million in 2011.

12 BNY Mellon

Results of Operations (continued)

Net interest revenue

Net interest revenue (dollars in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Net interest revenue (non-FTE)	$3,009	$2,973	$2,984	1%	—%
Tax equivalent adjustment	63	55	27	N/M	N/M
Net interest revenue (FTE) – Non-GAAP	3,072	3,028	3,011	1%	1%
Average interest-earning assets	$272,841	$250,450	$222,226	9%	13%
Net interest margin (FTE)	1.13%	1.21%	1.36%	(8) bps	(15)	bps

Net interest revenue of $3.0 billion in 2013 increased $36 million compared with 2012 as a change in the mix of interest-earning assets, lower funding costs and higher average interest-earning assets driven by higher deposits were primarily offset by lower yields.

The net interest margin (FTE) was 1.13% in 2013 compared with 1.21% in 2012. The decline in the net interest margin (FTE) primarily reflects the impact of lower market rates on higher interest-earning assets, partially offset by a change in the mix of earning assets.

Average interest-earning assets were $273 billion in 2013, compared with $250 billion in 2012. The increase primarily reflects higher client deposits and uncertainty in the global marketplace. Average total securities increased to $108 billion in 2013, up from $99 billion in 2012, reflecting our strategy to invest in high-quality investment securities. Average loans increased to $48 billion in 2013, up from $43 billion in 2012, primarily driven by higher non-margin loans. Average interest-bearing deposits with the Federal Reserve and other central banks increased to $67 billion in 2013, up from $64 billion in 2012, reflecting higher client deposits.

2012 compared with 2011

Net interest revenue totaled $3.0 billion in 2012, a decrease of $11 million compared with 2011, as higher average assets driven by growth in client deposits, increased investment in high quality investment securities and higher loan levels, were more than offset by narrower spreads, lower accretion, the elimination of interest on European Central Bank deposits and lower yields on the reinvestment of securities. The net interest margin (FTE) was 1.21% in 2012 compared with 1.36% in 2011. The decline was primarily driven by lower reinvestment yields, the elimination of interest on European Central Bank deposits, lower accretion, and increased client deposits which were invested in lower-yielding assets.

BNY Mellon 13

Results of Operations (continued)

Average balances and interest rates	2013
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$41,222	$279		0.68%
Interest-bearing deposits held at the Federal Reserve and other central banks	67,073	150		0.23
Federal funds sold and securities purchased under resale agreements	8,412	47		0.56
Margin loans	14,288	160		1.12
Non-margin loans:
Domestic offices:
Consumer	6,001	192		3.20
Commercial	15,742	322		2.04
Foreign offices	12,285	160		1.30
Total non-margin loans	34,028	674	(a)	1.98
Securities:
U.S. Government obligations	17,148	292		1.70
U.S. Government agency obligations	44,815	859		1.92
State and political subdivisions – tax-exempt	6,463	158		2.46
Other securities:
Domestic offices	15,978	512		3.20
Foreign offices	17,304	126		0.73
Total other securities	33,282	638		1.92
Trading securities (primarily domestic)	6,110	158		2.59
Total securities	107,818	2,105		1.96
Total interest-earning assets	$272,841	$3,415	(b)	1.25%
Allowance for loan losses	(230)
Cash and due from banks	5,662
Other assets	52,438
Assets of consolidated investment management funds	11,600
Total assets	$342,311
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$5,891	$13		0.22%
Savings	932	2		0.26
Demand deposits	3,271	2		0.07
Time deposits	40,975	18		0.04
Total domestic offices	51,069	35		0.07
Foreign offices:
Banks	6,362	38		0.60
Government and official institutions	4,047	1		0.01
Other	90,930	31		0.04
Total foreign offices	101,339	70		0.07
Total interest-bearing deposits	152,408	105		0.07
Federal funds purchased and securities sold under repurchase agreements	10,942	(16)		(0.15)
Trading liabilities	2,611	38		1.46
Other borrowed funds:
Domestic offices	322	4		1.05
Foreign offices	855	3		0.37
Total other borrowed funds	1,177	7		0.55
Commercial paper	690	—		0.06
Payables to customers and broker-dealers	9,038	8		0.09
Long-term debt	19,103	201		1.05
Total interest-bearing liabilities	$195,969	$343		0.17%
Total noninterest-bearing deposits	73,288
Other liabilities	25,514
Liabilities and obligations of consolidated investment management funds	10,295
Total liabilities	305,066
Temporary equity
Redeemable noncontrolling interests	196
Permanent equity
Total BNY Mellon shareholders’ equity	36,220
Noncontrolling interests	829
Total permanent equity	37,049
Total liabilities, temporary equity and permanent equity	$342,311
Net interest margin (FTE)				1.13%
Percentage of assets attributable to foreign offices (c)	33%
Percentage of liabilities attributable to foreign offices	33

(a)	Includes fees of $37 million in 2013. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.

(b)	The tax equivalent adjustment was $63 million in 2013, and is based on the applicable tax rate (35%).

(c)	Includes the Cayman Islands branch office.

14 BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2012				2011
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$38,959	$388		1.00%	$55,218	$543		0.99%
Interest-bearing deposits held at the Federal Reserve and other central banks	63,785	152		0.24	47,097	148		0.31
Federal funds sold and securities purchased under resale agreements	5,492	35		0.63	4,809	28		0.58
Margin loans	13,087	168		1.28	9,576	129		1.34
Non-margin loans:
Domestic offices - Consumer	5,688	197		3.46	5,666	217		3.83
Domestic offices - Commercial	14,104	299		2.12	15,915	316		1.99
Foreign offices	10,181	175		1.72	9,762	148		1.51
Total non-margin loans	29,973	671	(a)	2.24	31,343	681	(a)	2.17
Securities:
U.S. Government obligations	17,880	267		1.49	15,003	234		1.56
U.S. Government agency obligations	38,568	817		2.12	21,684	625		2.88
State and political subdivisions – tax exempt	5,060	134		2.64	1,394	59		4.25
Other securities:
Domestic offices	15,879	541		3.42	15,756	680		4.32
Foreign offices	17,942	293		1.63	17,457	414		2.37
Total other securities	33,821	834		2.47	33,213	1,094		3.30
Trading securities (primarily domestic)	3,825	96		2.54	2,889	74		2.59
Total securities	99,154	2,148		2.18	74,183	2,086		2.82
Total interest-earning assets	$250,450	$3,562	(b)	1.42%	$222,226	$3,615	(b)	1.63%
Allowance for loan losses	(368)				(444)
Cash and due from banks	4,311				4,586
Other assets	49,709				51,398
Assets of consolidated investment management funds	11,279				13,379
Total assets	$315,381				$291,145
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$6,839	$15		0.22%	$4,659	$16		0.34%
Savings	724	1		0.18	1,443	2		0.12
Demand deposits	972	1		0.10	82	1		0.84
Time deposits	34,777	29		0.08	34,760	28		0.08
Total domestic offices	43,312	46		0.11	40,944	47		0.11
Foreign offices:
Banks	6,930	54		0.77	6,910	58		0.84
Government and official institutions	2,928	1		0.05	2,031	1		0.05
Other	81,089	53		0.07	74,810	135		0.18
Total foreign offices	90,947	108		0.12	83,751	194		0.23
Total interest-bearing deposits	134,259	154		0.11	124,695	241		0.19
Federal funds purchased and securities sold under repurchase agreements	10,022	—		—	8,572	2		0.02
Trading liabilities	1,439	24		1.65	1,852	32		1.76
Other borrowed funds:
Domestic offices	538	8		1.51	1,026	16		1.54
Foreign offices	854	8		1.04	906	5		0.60
Total other borrowed funds	1,392	16		1.22	1,932	21		1.10
Commerical paper	819	2		0.19	98	—		0.08
Payables to customers and broker-dealers	8,033	8		0.10	7,319	7		0.09
Long-term debt	19,852	330		1.66	18,057	301		1.66
Total interest-bearing liabilities	$175,816	$534		0.30%	$162,525	$604		0.37%
Total noninterest-bearing deposits	69,951				57,984
Other liabilities	24,002				24,244
Liabilities and obligations of consolidated investment management funds	10,007				12,073
Total liabilities	279,776				256,826
Temporary equity
Redeemable noncontrolling interests	110				64
Permanent equity
Total BNY Mellon shareholders’ equity	34,770				33,519
Noncontrolling interests	725				736
Total permanent equity	35,495				34,255
Total liabilities, temporary equity and permanent equity	$315,381				$291,145
Net interest margin (FTE)				1.21%				1.36%
Percentage of assets attributable to foreign offices (c)	33%				36%
Percentage of liabilities attributable to foreign offices	31				33

(a)	Includes fees of $38 million in 2012 and $39 million in 2011. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.

(b)	The tax equivalent adjustment was $55 million in 2012 and $27 million in 2011, and is based on the applicable tax rate (35%).

(c)	Includes the Cayman Islands branch office.

BNY Mellon 15

Results of Operations (continued)

Noninterest expense

Noninterest expense					2013	2012
					vs.	vs.
(dollars in millions)	2013	2012	2011		2012	2011
Staff:
Compensation	$3,620	$3,531	$3,567		3%	(1)%
Incentives	1,384	1,280	1,262		8	1
Employee benefits	1,015	950	897		7	6
Total staff	6,019	5,761	5,726		4	1
Professional, legal and other purchased services	1,252	1,222	1,217		2	—
Net occupancy	629	593	624		6	(5)
Software	596	524	485		14	8
Distribution and servicing	435	421	416		3	1
Furniture and equipment	337	331	330		2	—
Business development	317	275	261		15	5
Sub-custodian	280	269	298		4	(10)
Other	1,029	994	937		4	6
Amortization of intangible assets	342	384	428		(11)	(10)
M&I, litigation and restructuring charges	70	559	390		(87)	43
Total noninterest expense - GAAP	$11,306	$11,333	$11,112	(a)	—%	2%

Total staff expense as a percentage of total revenue	40%	40%	39%
Full-time employees at period end	51,100	49,500	48,700		3%	2%

Memo:
Total noninterest expense excluding amortization of intangible assets and M&I, litigation and restructuring charges - Non-GAAP	$10,894	$10,390	$10,294		5%	1%

(a)	Total noninterest expense excluding Shareowner Services was $10,923 million (Non-GAAP) in 2011. The Shareowner Services business was sold on Dec. 31, 2011.

Total noninterest expense decreased $27 million compared with 2012, primarily reflecting lower litigation expense, partially offset by higher staff, software, business development, net occupancy and consulting expenses. Excluding amortization of intangible assets and M&I, litigation and restructuring charges, noninterest expense increased 5% compared with 2012.

We continue to invest in our Compliance, Risk and other control functions in light of increasing regulatory requirements. Accordingly, our expenses are continuing to increase in those areas as a result of the need to hire additional staff and advisors and to enhance our technology platforms.

Staff expense

Given our mix of fee-based businesses, which are staffed with high-quality professionals, staff expense comprised 55% of total noninterest expense in both 2013 and 2012, excluding amortization of intangible assets and M&I, litigation and restructuring charges.

Staff expense is comprised of:

•	compensation expense, which includes:
- salary expense, primarily driven by headcount;
- the cost of temporary services and overtime; and
- severance expense;

•	incentive expense, which includes:
- additional compensation earned under a wide range of sales commission and incentive plans designed to reward a combination of individual, business unit and corporate performance goals; as well as,
- stock-based compensation expense; and

•	employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

Staff expense was $6.0 billion in 2013, an increase of 4% compared with 2012. The increase in staff expense was primarily driven by higher incentive expense as a result of higher pre-tax income, higher compensation expense reflecting the continued investment in our business, and higher employee

16 BNY Mellon

Results of Operations (continued)

benefits primarily resulting from increased pension expense.

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, legal, productivity initiatives and business development.

Non-staff expense, excluding amortization of intangible assets and M&I, litigation and restructuring charges, totaled $4.9 billion in 2013, an increase of 5% compared with 2012. The increase primarily reflects higher software, business development, net occupancy, consulting and other expenses. Increased software was driven by enhancements to our technology platforms and periodic reimbursable customer technology expenses. Reimbursement for these expenses is included in fee revenue. The higher business development expense resulted from our corporate branding investments and other marketing initiatives. The increase in net occupancy expense resulted from costs related to our global footprint and New York City real estate initiative. Any benefits resulting from these initiatives will be realized in future periods. The higher consulting expense was driven by regulatory/compliance requirements in support of business initiatives. The increase in other expense resulted from a provision for administrative errors in certain off-shore tax-exempt funds and higher regulatory costs, partially offset by a decrease in the cost of generating certain tax credits.

In 2013, we incurred $70 million of M&I, litigation and restructuring charges compared with $559 million in 2012. The decrease reflects lower litigation expense. A majority of the litigation expense in 2012 related to the Sigma and Medical Capital Corp. settlements.

The financial services industry has seen a continuing increase in the level of litigation and enforcement activity. As a result, we anticipate our legal and litigation costs to continue at elevated levels. For additional information on our legal proceedings, see Note 22 of the Notes to Consolidated Financial Statements.

In 2013, we recorded $45 million in restructuring charges, reflecting additional severance charges. For additional information on restructuring charges, see Note 11 of the Notes to Consolidated Financial Statements.

2012 compared with 2011

Noninterest expense was $11.3 billion in 2012, an increase of $221 million, or 2%, compared with 2011. The increase primarily reflects higher litigation expense, higher variable costs, the cost of generating certain tax credits in 2012, higher software amortization, employee benefits expense and business development expense, the impact of the Meriten acquisition and the benefit of state tax credits which were recorded in 2011. Partially offsetting these increases was the impact of the sale of the Shareowner Services business and savings from our Operational Excellence Initiatives.

Operational Excellence Initiatives update

Expense initiatives (pre-tax)
(dollar amounts in millions)	Program savings	Targeted savings by the end of 2013 (a)
	2013
Business operations	$389	$310	-	$320
Technology	132	$105	-	$110
Corporate services	115	$85	-	$90
Gross savings (b)	$636	$500	-	$520

Incremental program expenses to achieve goals (c)	$58	$70	-	$90

(a)	Targeted program savings were expected to be $650 million -$700 million by the end of 2014.

(b)	Represents the estimated pre-tax run rate expense savings since program inception in 2011. Total Company actual operating expense may increase or decrease due to other factors.

(c)
Program costs include incremental costs to plan and execute the programs including dedicated program managers, consultants, severance and other costs. Program costs may include restructuring expenses, where applicable.

In 2013, we achieved savings of $716 million on a run-rate basis in the fourth quarter of 2013. In 2013, we achieved the following operational excellence initiatives:

•	Realized savings from business restructuring, management rationalization and vendor management in Investment Services.

•	Realized savings from reengineering activities relating to Investment Boutique restructurings

BNY Mellon 17

Results of Operations (continued)

and Dreyfus back office operations consolidations.

•	Realized savings from continued insourcing of third-party contract developers to our Global Delivery Centers and staffing efficiencies in the Technology organization.

•	Realized savings from optimizing internal technology platforms used by employees.

•	Executed an enhanced procurement process to reduce operating expenses.

•	Continued global footprint position migrations.

•	Lowered operating costs as we continued job migrations to the new Eastern European Global Delivery Center and our existing Global Delivery Centers.

•	Consolidated offices and reduced real estate by an additional 250,000 square feet, primarily in the New York Metro region.

•
Moved the New York-based treasury and trading operations from leased space in December 2013 and January 2014 and consolidated into an owned building in downtown Manhattan, which will facilitate future savings.

Income taxes

BNY Mellon recorded an income tax provision of $1,520 million (40.9% effective tax rate) in 2013 including a net charge of $593 million resulting from the U.S. Tax Court’s decisions related to the disallowance of certain foreign tax credits. Excluding the net charge related to the disallowance of certain foreign tax credits, the provision for income taxes totaled $927 million (25.0% effective tax rate) on an operating basis - Non-GAAP. This compares with $779 million (23.6% effective tax rate) in 2012 and $1.0 billion (29.0% effective tax rate) in 2011.

See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 118 for additional information.

We expect the effective tax rate to be approximately 26% in the first quarter of 2014.

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

For information on the accounting principles of our businesses, the primary types of revenue by business and how our businesses are presented and analyzed, see Note 24 of the Notes to Consolidated Financial Statements.

Business results are subject to reclassification whenever improvements are made in the measurement principles or when organizational changes are made.

The results of our businesses may be influenced by client activities that vary by quarter. In the second quarter, we typically experience an increase in securities lending fees due to an increase in demand to borrow securities outside of the United States. In the third quarter, Depositary Receipts revenue is typically higher due to an increased level of client dividend payments paid in the quarter. Also in the third quarter, volume-related fees may decline due to reduced client activity. In the fourth quarter, we typically incur higher business development and marketing expenses. In our Investment Management business, performance fees are typically higher in the fourth quarter, as the fourth quarter represents the end of the measurement period for many of the performance fee-eligible relationships.

Net securities gains (losses) are recorded in the Other segment. M&I expense is a corporate-level item and is recorded in the Other segment. Beginning in the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment.

The results of our businesses in 2013 were driven by the following factors. The Investment Management business benefited from higher market values and net new business. Results in the Investment Services business benefited from increased core asset servicing fees driven by organic growth and higher market values, mutual fund and asset-based fees and clearance revenue reflecting an increase in DARTS,

18 BNY Mellon

Results of Operations (continued)

higher Depositary Receipts revenue and higher foreign exchange and other trading revenue, partially offset by the continued run-off of high margin structured debt securitizations in Corporate Trust.

Net interest revenue increased as a change in the mix of interest-earning assets and higher average interest-

earning assets were primarily offset by the continued impact of the low interest rate environment.

Noninterest expense decreased slightly compared with 2012 as a result of lower litigation expense, partially offset by higher staff, software and business development expenses.

The following table presents the value of certain market indices at period end and on an average basis.

Market indices				Increase/(Decrease)
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
S&P 500 Index (a)	1848	1426	1258	30%	13%
S&P 500 Index – daily average	1644	1379	1268	19	9
FTSE 100 Index (a)	6749	5898	5572	14	6
FTSE 100 Index – daily average	6472	5743	5681	13	1
MSCI World Index (a)	1661	1339	1183	24	13
MSCI World Index – daily average	1496	1272	1259	18	1
Barclays Capital Global Aggregate BondSM Index (a) (b)	354	366	347	(3)	5
NYSE and NASDAQ share volume (in billions)	705	724	893	(3)	(19)
JPMorgan G7 Volatility Index – daily average (c)	9.19	9.23	11.96	—	(23)

(a)	Period end.

(b)	Unhedged in U.S. dollar terms.

(c)	The JPMorgan G7 Volatility Index is based on the implied volatility in 3-month currency options.

Fee revenue in Investment Management, and to a lesser extent in Investment Services, is impacted by the value of market indices. At Dec. 31, 2013, using the Standard & Poor’s (“S&P”) 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.02 to $0.04. If however, global equity markets do not perform in line with the S&P 500 Index, the impact to fee revenue and earnings per share could be different.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2013 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,726	(a)	$7,640	$528	$11,894	(a)
Net interest revenue	260		2,514	235	3,009
Total revenue	3,986		10,154	763	14,903
Provision for credit losses	—		1	(36)	(35)
Noninterest expense	2,992		7,401	913	11,306
Income (loss) before taxes	$994	(a)	$2,752	$(114)	$3,632	(a)
Pre-tax operating margin (b)	25%		27%	N/M	24%
Average assets	$38,546		$247,431	$56,334	$342,311
Excluding amortization of intangible assets:
Noninterest expense	$2,844		$7,207	$913	$10,964
Income (loss) before taxes	1,142	(a)	2,946	(114)	3,974	(a)
Pre-tax operating margin (b)	29%		29%	N/M	27%

(a)
Total fee and other revenue includes income from consolidated investment management funds of $183 million, net of noncontrolling interests of $80 million, for a net impact of $103 million. Income before taxes includes noncontrolling interests of $80 million.

(b)	Income before taxes divided by total revenue.

BNY Mellon 19

Results of Operations (continued)

For the year ended Dec. 31, 2012 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,507	(a)	$7,368	$631	$11,506	(a)
Net interest revenue	214		2,440	319	2,973
Total revenue	3,721		9,808	950	14,479
Provision for credit losses	—		(2)	(78)	(80)
Noninterest expense	2,811		7,592	930	11,333
Income before taxes	$910	(a)	$2,218	$98	$3,226	(a)
Pre-tax operating margin (b)	24%		23%	N/M	22%
Average assets	$36,120		$223,233	$56,028	$315,381
Excluding amortization of intangible assets:
Noninterest expense	$2,619		$7,400	$930	$10,949
Income before taxes	1,102	(a)	2,410	98	3,610	(a)
Pre-tax operating margin (b)	30%		25%	N/M	25%

(a)
Total fee and other revenue includes income from consolidated investment management funds of $189 million, net of noncontrolling interests of $76 million, for a net impact of $113 million. Income before taxes includes noncontrolling interests of $76 million.

(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2011 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,243	(a)	$7,656	$797	$11,696	(a)
Net interest revenue	204		2,568	212	2,984
Total revenue	3,447		10,224	1,009	14,680
Provision for credit losses	1		—	—	1
Noninterest expense	2,743		7,233	1,136	11,112
Income (loss) before taxes	$703	(a)	$2,991	$(127)	$3,567	(a)
Pre-tax operating margin (b)	20%		29%	N/M	24%
Average assets	$36,696		$205,337	$49,112	$291,145
Excluding amortization of intangible assets:
Noninterest expense	$2,530		$7,033	$1,121	$10,684
Income (loss) before taxes	916	(a)	3,191	(112)	3,995	(a)
Pre-tax operating margin (b)	27%		31%	N/M	27%

(a)
Total fee and other revenue includes income from consolidated investment management funds of $200 million, net of noncontrolling interests of $50 million, for a net impact of $150 million. Income before taxes includes noncontrolling interests of $50 million.

(b)	Income before taxes divided by total revenue.

20 BNY Mellon

Results of Operations (continued)

Investment Management business

				2013	2012
(dollar amounts in millions)				vs.	vs.
	2013	2012	2011	2012	2011
Revenue:
Investment management fees:
Mutual funds	$1,177	$1,106	$1,073	6%	3%
Institutional clients	1,466	1,326	1,248	11	6
Wealth management	639	621	628	3	(1)
Investment management fees	3,282	3,053	2,949	8	4
Performance fees	130	137	93	(5)	47
Distribution and servicing	172	187	181	(8)	3
Other (a)	142	130	20	9	N/M
Total fee and other revenue (a)	3,726	3,507	3,243	6	8
Net interest revenue	260	214	204	21	5
Total revenue	3,986	3,721	3,447	7	8
Provision for credit losses	—	—	1	—	N/M
Noninterest expense (ex. amortization of intangible assets)	2,844	2,619	2,530	9	4
Income before taxes (ex. amortization of intangible assets)	1,142	1,102	916	4	20
Amortization of intangible assets	148	192	213	(23)	(10)
Income before taxes	$994	$910	$703	9%	29%
Pre-tax operating margin	25%	24%	20%
Pre-tax operating margin (ex. amortization of intangible assets and net of distribution and servicing expense) (b)	32%	33%	30%
Wealth management:
Average loans	9,361	7,950	$6,970	18%	14%
Average deposits	$13,755	$11,311	$9,769	22%	16%

(a)
Total fee and other revenue includes the impact of the consolidated investment management funds. See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 118. Additionally, other revenue includes asset servicing and treasury services revenue.

(b)
Distribution and servicing expense is netted with the distribution and servicing revenue for the purpose of this calculation of pre-tax operating margin. Distribution and servicing expense totaled $429 million, $415 million and $412 million for 2013, 2012 and 2011, respectively.

AUM trends (a)
(dollar amounts in billions)	2013	2012	2011	2010	2009
AUM at period end, by product type:
Equity securities	$560	$451	$390	$379	$337
Fixed income securities (b)	616	532	437	342	302
Money market	299	302	328	332	357
Alternative investments and overlay	108	101	105	119	119
Total AUM	$1,583	$1,386	$1,260	$1,172	$1,115

AUM at period end, by client type:
Institutional	$1,072	$894	$757	$639	$611
Mutual funds	425	411	427	454	416
Private client	86	81	76	79	88
Total AUM	$1,583	$1,386	$1,260	$1,172	$1,115

Changes in AUM:
Beginning balance of AUM	$1,386	$1,260	$1,172	$1,115	$928
Net inflows (outflows):
Long-term	95	56	83	48	(6)
Money market	5	(20)	(14)	(18)	(49)
Total net inflows (outflows)	100	36	69	30	(55)
Net market/currency impact	102	90	19	27	95
Acquisitions/divestitures	(5)	—	—	—	147
Ending balance of AUM	$1,583	$1,386	$1,260	$1,172	$1,115

(a)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

(b)	Includes liability-driven investments.

BNY Mellon 21

Results of Operations (continued)

Business description

Our Investment Management business is comprised of our affiliated investment management boutiques, wealth management business and global distribution companies.

Our Investment Management business is responsible, through various subsidiaries, for institutional, intermediary, retirement and retail investment management, distribution and related services across North America, EMEA and Asia-Pacific. The investment management boutiques offer a broad range of equity, fixed income, cash and alternative/overlay products. In addition to the investment subsidiaries, this business includes BNY Mellon Investment Management EMEA Limited, BNY Mellon Investment Management Hong Kong and BNY Mellon Investment Management Singapore, which are responsible for the investment management and distribution of locally registered products, and the Dreyfus Corporation and its affiliates, which are responsible for U.S. investment management and distribution of retail mutual funds, separately managed accounts and annuities. We are one of the world’s largest asset managers with a top-10 position in the U.S., Europe and globally.

Through BNY Mellon Wealth Management, we offer a full array of investment management, wealth and estate planning and private banking solutions to help clients protect, grow and transfer their wealth. We provide these services through an extensive network of offices in the U.S. and select locations around the world. Clients include high-net-worth individuals and families, family offices, charitable gift programs, endowments and foundations. BNY Mellon Wealth Management is ranked as the nation’s seventh largest wealth manager.

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

Managed equity assets typically generate higher percentage fees than money market and fixed-income assets. Also, actively managed assets typically generate higher management fess than indexed or passively managed assets of the same type.

Management fees are typically subject to fee schedules based on the overall level of assets managed for a single client or by individual asset class and style. This is most prevalent for institutional assets where amounts we manage for individual clients are typically large.

A key driver of organic growth in investment management and performance fees is the amount of net new AUM flows. Overall market conditions are also key drivers, with a significant long-term economic driver being growth of global financial assets.

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

Review of financial results

Investment management and performance fees are dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were $1.6 trillion at Dec. 31, 2013 compared with $1.4 trillion at Dec. 31, 2012, an increase of 14%. The increase primarily resulted from net new business and higher equity market values. Net long-term inflows were $95 billion in 2013 and benefited from liability-driven investments and other fixed-income products,

22 BNY Mellon

Results of Operations (continued)

index funds and alternative investments. Net short-term inflows were $5 billion in 2013.

Revenue generated in the Investment Management business included 46% from non-U.S. sources in 2013 compared with 45% in 2012.

In 2013, Investment Management had pre-tax income of $994 million compared with $910 million in 2012. Excluding amortization of intangible assets, pre-tax income increased $40 million in 2013 compared with 2012. Investment Management results for 2013 reflect higher equity market values, net new business, the impact of the Meriten acquisition and the pre-tax gain on the sale of Newton’s private client business, partially offset by higher money market fee waivers and the average impact of the stronger U.S. dollar.

Investment management fees in the Investment Management business were $3.3 billion in 2013 compared with $3.1 billion in 2012. The increase was primarily driven by higher equity market values, net new business and the impact of the Meriten acquisition, partially offset by higher money market fee waivers and the average impact of the stronger U.S. dollar.

Performance fees were $130 million in 2013 compared with $137 million in 2012. Performance across a range of strategies generated positive returns, which were primarily offset with exceptional performance fees generated on liability-driven investments in 2012.

In 2013, 36% of investment management fees in the Investment Management business were generated from managed mutual fund fees. These fees are based on the daily average net assets of each fund and the management fee paid by that fund. Managed mutual fund fee revenue increased 6% in 2013 compared with 2012. The increase primarily reflects higher equity market values and net new business.

Distribution and servicing fees were $172 million in 2013 compared with $187 million in 2012. The decrease primarily reflects higher money market fee waivers and the average impact of the stronger U.S. dollar.

Other fee revenue was $142 million in 2013 compared with $130 million in 2012. The increase resulted from the pre-tax gain on the sale of Newton’s private client business.

Net interest revenue was $260 million in 2013 compared with $214 million in 2012. The increase primarily resulted from higher average loans and deposits. Average loans increased 18% in 2013 compared with 2012, while average deposits increased 22% in 2013 compared with 2012.

Noninterest expense excluding amortization of intangible assets was $2.8 billion in 2013 compared with $2.6 billion in 2012. The increase primarily reflects higher incentive expense driven by improved results, the impact of the Meriten acquisition, investments in strategic initiatives and the annual employee merit increase.

2012 compared with 2011

Income before taxes totaled $910 million in 2012 compared with $703 million in 2011. Income before taxes (excluding intangible amortization) was $1.1 billion in 2012 compared with $916 million in 2011. Fee and other revenue increased $264 million compared to 2011, primarily due to higher market values, net new business in both the investment management boutiques and wealth management business, higher seed capital gains and higher performance fees. Net interest revenue increased $10 million compared to 2011 primarily as a result of higher average loan and deposit levels, partially offset by narrower spreads and lower accretion. Noninterest expense (excluding intangible amortization) increased $89 million compared to 2011, primarily due to higher incentives expense resulting from an increase in performance fees, the annual employee merit increase, the Meriten acquisition and higher business development expenses.

BNY Mellon 23

Results of Operations (continued)

Investment Services business

(dollar amounts in millions, unless otherwise noted)					2013 vs.	2012 vs.
	2013	2012	2011		2012	2011
Revenue:
Investment services fees:
Asset servicing	$3,800	$3,663	$3,585		4%	2%
Clearing services	1,264	1,193	1,159		6	3
Issuer services	1,087	1,049	1,252		4	(16)
Treasury services	544	527	513		3	3
Total investment services fees	6,695	6,432	6,509		4	(1)
Foreign exchange and other trading revenue	687	641	845		7	(24)
Other (a)	258	295	302		(13)	(2)
Total fee and other revenue (a)	7,640	7,368	7,656		4	(4)
Net interest revenue	2,514	2,440	2,568		3	(5)
Total revenue	10,154	9,808	10,224		4	(4)
Provision for credit losses	1	(2)	—		N/M	N/M
Noninterest expense (ex. amortization of intangible assets)	7,207	7,400	7,033		(3)	5
Income before taxes (ex. amortization of intangible assets)	2,946	2,410	3,191		22	(24)
Amortization of intangible assets	194	192	200		1	(4)
Income before taxes	$2,752	$2,218	$2,991		24%	(26)%

Pre-tax operating margin	27%	23%	29%
Pre-tax operating margin (ex. amortization of intangible assets)	29%	25%	31%
Investment services fees as a percentage of noninterest expense (b)	93%	93%	95%

Securities lending revenue	$117	$155	$146		(25)%	6%

Metrics:
Average loans	$28,407	$25,503	$24,326		11%	5%
Average deposits	$206,793	$185,440	$166,823		12%	11%

AUC/A at period end (in trillions) (c)	$27.6	$26.3	$25.1		5%	5%
Market value of securities on loan at period end (in billions) (d)	$235	$237	$266	(e)	(1)%	(11)%

Asset servicing:
Estimated new business wins (AUC/A) (in billions)	$639	$1,479	$1,219

Depositary Receipts:
Number of sponsored programs	1,335	1,379	1,389		(3)%	(1)%

Clearing services:
Global DARTS volume (in thousands) (e)(f)	214	182	198		18%	(8)%
Average active clearing accounts (U.S. platform) (in thousands) (e)	5,602	5,441	5,427		3%	—%
Average long-term mutual fund assets (U.S. platform)	$376,852	$317,839	$292,252		19%	9%
Average investor margin loans (U.S. platform)	$8,538	$8,010	$7,347		7%	9%

Broker-Dealer:
Average tri-party repo balances (in billions)	$2,016	$2,012	$1,865		—%	8%

(a)	Total fee and other revenue includes investment management fees and distribution and servicing revenue.

(b)	Noninterest expense excludes amortization of intangible assets, support agreement charges and litigation expense.

(c)	Includes the AUC/A of CIBC Mellon, a joint venture with the Canadian Imperial Bank of Commerce, of $1.2 trillion at Dec. 31, 2013 and $1.1 trillion at both Dec. 31, 2012 and Dec. 31, 2011.

(d)
Represents the total amount of securities on loan managed by the Investment Services business. Excludes securities booked at BNY Mellon beginning in late 2013 resulting from the CIBC Mellon joint venture, which totaled $62 billion at Dec. 31, 2013.

(e)	Reflects revisions of prior periods which were not material.

(f)	Represents DARTs occurring in our Clearing Services business only.

24 BNY Mellon

Results of Operations (continued)

Business description

Our Investment Services business provides global custody and related services, broker-dealer services, global collateral services, corporate trust and depositary receipt and clearing services, as well as global payment/working capital solutions to global financial institutional clients.

Our comprehensive suite of financial solutions includes: global custody, global fund services, securities lending, investment manager outsourcing, performance and risk analytics, alternative investment services, securities clearance, collateral management, corporate trust, American and global depositary receipt programs, cash management solutions, payment services, liquidity services and other linked revenues, principally foreign exchange, global clearing and execution, managed account services and global prime brokerage solutions. Our clients include corporations, public funds and government agencies, foundations and endowments; global financial institutions including banks, broker-dealers, asset managers, insurance companies and central banks; financial intermediaries and independent registered investment advisors; and hedge fund managers. We help our clients service their financial assets through a network of offices and operations centers in 35 countries across six continents.

The results of this business are driven by a number of factors, which include: the level of transaction activity; the range of services provided, including custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending, and investment manager back-office outsourcing; the number of accounts; and the market value of assets under custody and/or administration. Market interest rates impact both securities lending revenue and the earnings on client deposit balances. Business expenses are driven by staff, technology investment, equipment and space required to support the services provided by the business and the cost of execution, clearance and custody of securities.

We are one of the leading global securities servicing providers with $27.6 trillion of AUC/A at Dec. 31, 2013. We are the largest custodian for U.S. corporate and public pension plans and we service 46% of the top 50 endowments. We are a leading custodian in the UK and service 20% of UK pensions that require a custodian. Globalization tends to drive cross-border investment and capital flows, which increases the opportunity to provide solutions to our clients. The changing regulatory environment is also driving demand for new products and services among clients.

BNY Mellon is a leader in both global securities and U.S. Government securities clearance. We settle securities transactions in over 100 markets and handle most of the transactions cleared through the Federal Reserve Bank of New York for 17 of the 21 primary dealers. We are a leader in servicing tri-party repo collateral with approximately $2 trillion globally. We currently service approximately $1.3 trillion of the $1.6 trillion tri-party repo market in the U.S.

BNY Mellon offers tri-party collateral agency services to dealers and cash investors active in the tri-party repurchase, or repo, market. We currently have approximately 84% of the market share of the U.S. tri-party repo market. As agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and investor agree to a tri-party repo trade and send instructions to us. We maintain custody of the collateral (the subject securities of the repo), monitor the eligibility and sufficiency of the collateral, and execute the payment and delivery instructions agreed to and provided by the principals.

BNY Mellon continues to work to significantly reduce the risk associated with the secured intraday credit it provides to dealers with respect to their tri-party repo trades. BNY Mellon has implemented several important measures in that regard, including reducing the amount of time during which we extend intraday credit, implementing three-way trade confirmations, reducing the amount of credit provided in connection with processing collateral substitutions, introducing a functionality that enables us to “roll” maturing trades into new trades without extending credit, and requiring dealers to prefund their repayment obligations in connection with trades collateralized by DTC sourced securities. Additionally, in 2013, we limited the collateral eligible to secure intraday credit to certain more liquid asset classes, resulting in a reduction of exposures secured by less liquid forms of collateral. We anticipate that the combination of these measures will have reduced risks substantially in our tri-party repo activity in the near term and, together with

BNY Mellon 25

Results of Operations (continued)

technology enhancements currently in development, will achieve the practical elimination (defined as a 90% reduction) of intraday credit related to tri-party repo processing by the end of 2014.

These efforts are consistent with the recommendations of the Tri-Party Repo Infrastructure Reform Task Force (the “Task Force”) that was sponsored by the Payment Risk Committee of the Federal Reserve Bank of New York and included representatives from a diverse group of market participants, including BNY Mellon.

Since May 2010, the Federal Reserve Bank of New York has released monthly reports on the tri-party repo market, including information on aggregate volumes of collateral used in all tri-party repo transactions by asset class, concentrations, and margin levels, which are available at http://www.newyorkfed.org/banking/tpr_infr_reform.html.

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

In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of approximately $3 trillion in 30 markets.

We serve as depositary for 1,335 sponsored American and global depositary receipt programs at Dec. 31, 2013, acting in partnership with leading companies from 65 countries - an estimated 60% global market share.

Pershing and its affiliates provide business solutions to approximately 1,600 financial organizations globally by delivering dependable operational support; robust trading services; flexible technology; and an expansive array of investment solutions, practice management support and service excellence.

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

Review of financial results

AUC/A at Dec. 31, 2013 were $27.6 trillion, an increase of 5% from $26.3 trillion at Dec. 31, 2012. The increase was primarily driven by higher market values and net new business. AUC/A were comprised of 36% equity securities and 64% fixed income securities at Dec. 31, 2013 compared with 33% equity securities and 67% fixed income securities at Dec. 31, 2012.

Income before taxes was $2.8 billion in 2013 compared with $2.2 billion in 2012. Income before taxes, excluding amortization of intangible assets, was $2.9 billion in 2013 compared with $2.4 billion in 2012. The increase compared with 2012 reflects higher asset servicing and clearing services fees and higher foreign exchange revenue, higher net interest revenue and lower litigation expense.

Revenue generated in the Investment Services business included 35% from non-U.S. sources in 2013 compared with 36% in 2012.

26 BNY Mellon

Results of Operations (continued)

Investment services fees increased $263 million, or 4%, in 2013 compared with 2012 reflecting the following factors:

•
Asset servicing fees (global custody, broker-dealer services and global collateral services) were $3.8 billion in 2013 compared with $3.7 billion in 2012. The increase primarily reflects higher core asset servicing fees driven by organic growth and higher market values, partially offset by lower securities lending revenue primarily driven by narrower spreads.

•
Clearing services fees were $1.3 billion in 2013 compared with $1.2 billion in 2012. The increase was driven by higher mutual fund and asset-based fees and clearance revenue reflecting an increase in DARTs, partially offset by higher money market fee waivers.

•
Issuer services fees (Corporate Trust and Depositary Receipts) were $1.1 billion in 2013, compared with $1.0 billion in 2012. The increase primarily resulted from higher Depositary Receipts revenue driven by corporate actions, partially offset by lower money market mutual fund balances and the continued run-off of high margin structured debt securitizations in Corporate Trust.

•	Treasury services fees were $544 million in 2013 compared with $527 million in 2012. The increase primarily reflects higher cash management fees.

Foreign exchange and other trading revenue totaled $687 million in 2013, compared with $641 million in 2012. The increase was primarily driven by higher volumes and volatility.

Net interest revenue was $2.5 billion in 2013 compared with $2.4 billion in 2012, primarily reflecting higher average loans and deposits.

Noninterest expense, excluding amortization of intangible assets, was $7.2 billion in 2013, compared with $7.4 billion in 2012. The decrease primarily resulted from lower litigation expense, partially offset by higher staff, software and volume-driven expenses, as well as higher consulting expense driven by regulatory/compliance requirements and business initiatives.

2012 compared with 2011

Income before taxes totaled $2.2 billion in 2012 compared with $3.0 billion in 2011. Income before taxes, excluding intangible amortization,was $2.4 billion in 2012 compared with $3.2 billion in 2011. Fee and other revenue decreased $288 million reflecting lower foreign exchange revenue, Depositary Receipts revenue and Corporate Trust fees, partially offset by higher asset servicing fees driven by net new business, higher market values and higher clearing services revenue reflecting higher mutual fund fees and cash management balances. Net interest revenue decreased $128 million compared with 2011, primarily reflecting lower accretion and narrower spreads, partially offset by higher average customer deposits. Noninterest expense, excluding amortization of intangible assets, increased $367 million compared with 2011. The increase primarily resulted from higher litigation expense and higher software amortization expenses, partially offset by volume-driven expenses and the impact of the Operational Excellence Initiatives.

BNY Mellon 27

Results of Operations (continued)

Other segment

(dollars in millions)	2013	2012	2011
Revenue:
Fee and other revenue	$528	$631	$797
Net interest revenue	235	319	212
Total revenue	763	950	1,009
Provision for credit losses	(36)	(78)	—
Noninterest expense (ex. amortization of intangible assets)	913	930	1,121
Income (loss) before taxes (ex. amortization of intangible assets)	(114)	98	(112)
Amortization of intangible assets	—	—	15
Income (loss) before taxes	(114)	$98	$(127)
Average loans and leases	$10,548	$9,607	$9,623

Business description

The Other segment primarily includes:

•	credit-related services;

•	the leasing portfolio;

•	corporate treasury activities, including our investment securities portfolio;

•	our equity investment in Wing Hang Bank Limited (“Wing Hang”);

•	a 33.9% equity interest in ConvergEx;

•	business exits, including the results of the Shareowner Services business in 2011; and

•	corporate overhead.

Revenue primarily reflects:

•	net interest revenue from the credit services and lease financing portfolios;

•	interest revenue remaining after transfer pricing allocations;

•	fee and other revenue from corporate and bank owned life insurance, credit-related financing revenue and the Shareowner Services business; and

•	gains (losses) associated with the valuation of investment securities and other assets.

Expenses include:

•	M&I expenses;

•	Beginning in the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment;

•	direct expenses supporting credit-related services, leasing, investing, and funding activities, and the Shareowner Services business; and

•	certain corporate overhead not directly attributable to the operations of other businesses.

Review of financial results

The Other segment had a pre-tax loss of $114 million in 2013 compared with pre-tax income of $98 million in 2012.

Total fee and other revenue decreased $103 million compared with 2012. The decrease primarily reflects lower fixed income trading revenue due to lower derivatives trading revenue and a loss on inventory driven by higher interest rates, lower leasing and securities gains and lower foreign currency remeasurement, partially offset by higher equity investment revenue driven by a gain on the sale of a property.

Net interest revenue decreased $84 million compared with 2012. The decrease primarily reflects increases to the internal credit rates to the businesses for domestic deposits in 2013.

The provision for credit losses was a credit of $36 million in 2013 primarily driven by a broad improvement in the credit quality of the loan portfolio and a reduction in our qualitative allowance.

Noninterest expense (excluding amortization of intangible assets) decreased $17 million in 2013 compared with 2012. The decrease primarily reflects lower M&I expense and a decrease in the cost of generating certain tax credits, partially offset by higher restructuring charges, net occupancy expense,

28 BNY Mellon

Results of Operations (continued)

pension expense and higher business development expenses related to our corporate branding investment.

2012 compared with 2011

Income before taxes totaled $98 million in 2012 compared with a pre-tax loss of $127 million in 2011. Total revenue decreased $59 million in 2012 compared with 2011, primarily reflecting the impact of the sale of the Shareowner Services business in 2011 and lower gains on loans held-for-sale retained from a previously divested bank subsidiary, partially offset by higher net interest revenue, net securities gains and fixed income trading revenue. Noninterest expense, excluding amortization of intangible assets, decreased $191 million in 2012 compared with 2011. The decrease was driven by the impact of the sale of the Shareowner Services business and lower restructuring charges, partially offset by the costs of certain tax credits in 2012 and the benefit of state investment tax credits received in 2011.

International operations

Our primary international activities consist of securities services and global payment services in our investment services business, and asset management in our investment management business.

Our clients include some of the world’s largest asset managers, insurance companies, corporations, financial intermediaries, local authorities and pension funds. Through our global network of offices, we have developed a deep understanding of local requirements and cultural needs, and we pride ourselves in providing dedicated service through our multilingual sales, marketing and client service teams.

We conduct business through subsidiaries, branches, and representative offices in 35 countries. We have operational centers based in Brussels, Cork, Dublin, Wexford, Luxembourg, Singapore, Wroclaw, throughout the UK including London, Manchester, Brentwood, Edinburgh and Poole, and Chennai and Pune in India.

At Dec. 31, 2013, we had approximately 9,400 employees in Europe, the Middle East and Africa (“EMEA”), approximately 11,600 employees in the Asia-Pacific region (“APAC”) and approximately 800 employees in other global locations, primarily Brazil.

BNY Mellon Investment Management operates on a multi-boutique model, bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes.

We are one of the largest global asset managers, ranking 8th in the marketplace and are the 8th largest asset manager in Europe. We are also a market leader in the field of liability-driven investments.

At Dec. 31, 2013, our international operations managed 42% of BNY Mellon’s AUM compared with 41% at Dec. 31, 2012. The increase primarily resulted from higher market values and net new business.

In 2013, BNY Mellon CSD SA/NV received regulatory approval as a designated securities settlement system and issuer central securities depository based in Belgium. BNY Mellon CSD SA/NV will help integrate and simplify settlement and safekeeping services across Europe for the benefit of our customers.

In Europe, we maintain a significant presence in the Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”) servicing field. In Ireland, BNY Mellon is one of the largest administrators (by total net assets) for fund administration services across domiciled and non-domiciled funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany. We settle securities transactions in over 100 markets. We are a leader in servicing tri-party repo collateral with approximately $2 trillion globally.

We serve as depositary for 1,335 sponsored American and global depositary receipt programs at Dec. 31, 2013, acting in partnership with leading companies from 65 countries - an estimated 60% global market share.

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

BNY Mellon 29

Results of Operations (continued)

markets mature. For more established markets, our focus is on global, not local, investment services.

We are also a full-service global provider of foreign exchange services, actively trading in over 80 of the world’s currencies. We serve clients from trading rooms in Europe, Asia and North America.

Revenue generated in the Investment Services business includes 35% from non-U.S. sources in 2013 compared with 36% in 2012.

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

Foreign exchange rates for one U.S. dollar	2013	2012	2011
Spot rate (at Dec. 31):
British pound	$1.6526	$1.6168	$1.5448
Euro	1.3767	1.3184	1.2934
Yearly average rate:
British pound	$1.5645	$1.5849	$1.6038
Euro	1.3281	1.2858	1.3921

International clients accounted for 37% of revenues in 2013, 2012 and in 2011. Net income from international operations was $1.6 billion in 2013 compared with $1.4 billion in 2012 and $1.5 billion in 2011.

In 2013, revenues from EMEA were $3.8 billion, compared with $3.7 billion in 2012 and $3.8 billion in 2011. Revenues from EMEA were up 3% for 2013 compared to 2012. The increase in 2013 primarily reflects higher investment management revenue, partially offset by lower asset servicing and Corporate Trust revenue. Investment Services generated 62% and Investment Management generated 37% of EMEA revenues. Net income from EMEA was $822 million in 2013 compared with $761 million in 2012 and $867 million in 2011.

Revenues from APAC were $936 million in 2013 compared with $902 million in 2012 and $842 million in 2011. Revenues from APAC were up 4% for 2013 compared to 2012. The increase in 2013 primarily resulted from higher equity investment revenue, partially offset by lower investment management revenue. Revenue from APAC in 2013 was generated by Investment Services 67%, Investment Management 23% and the Other segment 10%. Net income from APAC was $399 million in 2013 compared with $349 million in 2012 and $325 million in 2011.

For additional information regarding our International operations, see Note 25 of the Notes to Consolidated Financial Statements.

Exposure in Ireland, Italy, Spain, Portugal and Greece

The following tables present our on- and off-balance sheet exposure in Ireland, Italy and Spain at Dec. 31, 2013 and Dec. 31, 2012. We have provided expanded disclosure on these countries as they have experienced particular market focus on credit quality and are countries experiencing economic concerns. Where appropriate, we are offsetting the risk associated with the gross exposure in these countries with collateral that has been pledged, which primarily consists of cash or marketable securities, or by transferring the risk to a third-party guarantor in another country.

BNY Mellon has a limited economic interest in the performance of assets of consolidated investment management funds, and therefore they are excluded from this presentation. The liabilities of consolidated investment management funds represent the interest of the noteholders of the funds and are solely dependent on the value of the assets of the funds. Any loss in the value of assets of consolidated investment management funds would be incurred by the fund’s noteholders.

At Dec. 31, 2013, BNY Mellon had exposure of less than $1 million in both Portugal and in Greece. At Dec. 31, 2012, BNY Mellon had exposure of less than $1 million in Portugal and no exposure in Greece. Additionally, BNY Mellon had no sovereign exposure to the countries disclosed below at Dec. 31, 2012.

30 BNY Mellon

Results of Operations (continued)

Our exposure in Ireland is principally related to Irish-domiciled investment funds. Servicing provided to these funds and fund families may result in overdraft exposure. See “Risk management” for additional information on how our exposures are managed. Exposure in the tables below reflect the country of operations and risk of the immediate counterparty.

On- and off-balance sheet exposure at Dec. 31, 2013
(in millions)	Ireland	Italy	Spain	Total
On-balance sheet exposure
Gross:
Interest-bearing deposits with banks (a)	$100	$217	$375	$692
Investment securities (primarily European Floating Rate Notes and sovereign debt) (b)	165	279	137	581
Loans and leases (c)	267	3	1	271
Trading assets (d)	62	35	18	115
Total gross on-balance sheet exposure	594	534	531	1,659
Less:
Collateral	87	30	18	135
Guarantees	—	2	1	3
Total collateral and guarantees	87	32	19	138
Total net on-balance sheet exposure	$507	$502	$512	$1,521
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$70	$—	$—	$70
Letters of credit (f)	115	3	13	131
Total gross off-balance sheet exposure	185	3	13	201
Less:
Collateral	68	—	13	81
Total net off-balance sheet exposure	$117	$3	$—	$120
Total exposure:
Total gross on- and off-balance sheet exposure	$779	$537	$544	$1,860
Less: Total collateral and guarantees	155	32	32	219
Total net on- and off-balance sheet exposure	$624	$505	$512	$1,641

(a)
Interest-bearing deposits with banks represent a $99 million placement with an Irish subsidiary of a UK holding company, a $100 million placement with a financial institution in Italy, $350 million of placements with financial institutions in Spain and $143 million of nostro accounts related to our custody activities located in Italy, Spain and Ireland.

(b)
Represents $257 million, fair value, of residential mortgage-backed securities located in Ireland and Italy and $308 million of sovereign debt located in Spain and Italy, of which 74% were investment grade, and $16 million, fair value, of investment grade asset-backed collateralized loan obligations (“CLOs”) located in Ireland.

(c)
Loans and leases include $184 million of overdrafts primarily to Irish-domiciled investment funds resulting from our custody business, a $70 million commercial lease to a company located in Ireland, which was fully collateralized by U.S. Treasuries, $13 million of loans to financial institutions located in Ireland, which were collateralized by $12 million of marketable securities, $1 million of overdrafts to a financial institution located in Italy and $3 million of leases to airline manufacturing companies located in Italy and Spain, which are under joint and several guarantee arrangements with guarantors outside of the Eurozone. There is no impairment associated with these loans and leases. Overdrafts occur on a daily basis in our Investment Services businesses and are generally repaid within two business days.

(d)
Trading assets represent over-the-counter mark-to-market on foreign exchange and interest rate receivables, net of master netting agreements. Trading assets include $62 million of receivables primarily due from Irish-domiciled investment funds and $53 million of receivables primarily due from financial institutions in Italy and Spain. Cash collateral on the trading assets totaled $5 million in Ireland, $30 million in Italy and $5 million in Spain. Trading assets located in Spain are also collateralized by $13 million of U.S. Treasuries.

(e)	Lending-related commitments include $70 million to an insurance company, collateralized by $3 million of marketable securities.

(f)
Represents $65 million of letters of credit extended to an insurance company in Ireland, fully collateralized by marketable securities, a $48 million letter of credit to a financial institution in Ireland, a $2 million letter of credit to an oil and gas company in Ireland, a $3 million letter of credit extended to a financial institution in Italy and a $13 million letter of credit extended to an insurance company in Spain, fully collateralized by marketable securities.

BNY Mellon 31

Results of Operations (continued)

On- and off-balance sheet exposure at Dec. 31, 2012
(in millions)	Ireland	Italy	Spain	Total
On-balance sheet exposure
Gross:
Interest-bearing deposits with banks (a)	$101	$125	$—	$226
Investment securities (primarily European Floating Rate Notes) (b)	164	130	—	294
Loans and leases (c)	166	7	3	176
Trading assets (d)	48	39	15	102
Total gross on-balance sheet exposure	479	301	18	798
Less:
Collateral	74	38	6	118
Guarantees	—	2	1	3
Total collateral and guarantees	74	40	7	121
Total net on-balance sheet exposure	$405	$261	$11	$677
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$101	$—	$—	$101
Letters of credit (f)	74	4	14	92
Total gross off-balance sheet exposure	175	4	14	193
Less:
Collateral	91	—	14	105
Total net off-balance sheet exposure	$84	$4	$—	$88
Total exposure:
Total gross on- and off-balance sheet exposure	$654	$305	$32	$991
Less: Total collateral and guarantees	165	40	21	226
Total net on- and off-balance sheet exposure	$489	$265	$11	$765

(a)	Interest-bearing deposits with banks represent a $101 million placement with an Irish subsidiary of a UK holding company and $125 million of nostro accounts related to our custody activities.

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

32 BNY Mellon

Results of Operations (continued)

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

Cross-border outstandings (in millions)	Banks and other financial institutions (a)	Public sector	Commercial, industrial and other		Total cross-border outstandings (b)
2013:
China*	$5,668	$—	$11		$5,679
Netherlands*	2,116	2,154	829	(c)	5,099
Australia*	4,125	16	251		4,392
Germany*	1,885	2,020	196		4,101
France*	2,474	1,551	59		4,084
Japan**	3,710	—	6		3,716
United Kingdom**	2,859	45	641		3,545
2012:
United Kingdom*	$6,089	$46	$1,152		$7,287
Netherlands*	2,490	2,054	1,337	(c)	5,881
Japan*	5,104	—	7		5,111
Australia*	4,508	—	259		4,767
Germany*	2,756	1,378	198		4,332
France*	3,266	897	34		4,197
China**	3,412	—	4		3,416
2011:
France*	$3,341	$2,790	$116		$6,247
Germany*	3,383	2,050	415		5,848
Netherlands*	1,733	2,230	814	(c)	4,777
Japan*	4,703	15	16		4,734
Australia*	4,418	—	239		4,657
United Kingdom*	3,344	71	663		4,078

(a)	Primarily short-term interest-bearing deposits with banks. Also includes global trade finance loans.

(b)	Excludes assets of consolidated investment management funds.

(c)	Primarily European floating rate notes.

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets (EM) IMI Index. Our emerging markets exposures totaled $15 billion at Dec. 31, 2013 compared with $11 billion at Dec. 31, 2012. The increase in emerging markets exposure was primarily driven by higher global trade finance loans with banks located in China.

BNY Mellon 33

Results of Operations (continued)

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements under “Summary of significant accounting and reporting policies”. Our critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting. Further information on policies related to the allowance for loan losses and allowance for lending-related commitments can be found under “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements. Additionally, further information can be found in the Notes to Consolidated Financial Statements related to the following: the valuation of derivatives and securities where quoted market prices are not available can be found under “Fair value measurement” in Note 20; information on other-than-temporary impairment can be found in “Securities” in Note 4; policies related to goodwill and intangible assets can be found in “Goodwill and intangible assets” in Note 6; and information on pensions can be found in “Employee benefit plans” in Note 18.

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

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All loans over $1 million are individually analyzed before being assigned a credit rating. All borrowers are assigned to pools based on their credit rating. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation and an estimate of the use of the facility at default (usage given default). The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. We completed our annual update of the allowance parameters utilized in our probable loss model to calculate the quantitative allowance in the fourth quarter of 2013, which increased the quantitative allowance by $20 million.

The third element, the allowance for residential mortgage loans, is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. In 2012, BNY Mellon began assigning all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on default and loss data derived from our residential mortgage portfolio. Prior to 2012, estimates of probability of default and loss

34 BNY Mellon

Results of Operations (continued)

given default factors were based on a combination of external data from third-party databases and internal data. The decision to change was triggered when five years of historical data became available in 2012. The use of internal historical data provides a better estimate of the allowance, given that it is based on actual default and loss experience on our residential mortgage portfolio. The use of internal historical default and loss data resulted in a credit to the allowance for credit losses of $51 million in 2012. For each pool, the inherent loss is calculated using the above factors. The resulting probable loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and insufficient internal data.

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

The objective of the qualitative framework is to capture incurred losses that may not have been fully captured in the quantitative reserve, which is based primarily on historical data. Management determines the qualitative allowance each period based on judgment informed by consideration of internal and external risk factors and other considerations that may be deemed relevant during the period. Once determined in the aggregate, our qualitative allowance is then allocated to each of our loan classes based on the respective classes’ quantitative allowance balances with the allocations adjusted, when necessary, for class specific risk factors.

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

Based on this analysis, we assign a risk level - no impact, low, moderate, high and elevated - to each risk factor for the current quarter. Management assesses the impact of each risk factor to determine an aggregate risk level. We do not quantify the impact of any particular risk factor. Management’s assessment of the risk factors, as well as the trend in the quantitative allowance, supports management’s judgment for the overall required qualitative allowance. A smaller qualitative allowance may be required when our quantitative allowance has reflected incurred losses associated with the aggregate risk level. A greater qualitative allowance may be required if our quantitative allowance does not yet reflect the incurred losses associated with the aggregate risk level.

The methodologies to determine the loss given default, probability of default and usage given default allowance parameters utilized in our probable loss model to calculate the quantitative allowance were updated in the fourth quarter of 2013. In management’s judgment, the quantitative allowance is now capturing additional incurred losses associated with the aggregate risk level in the credit portfolio. The update to the allowance parameters included in the quantitative allowance resulted in a lower qualitative allowance as a percentage of the total allowance for credit losses. In 2013, the qualitative allowance decreased $30 million primarily driven by the improvement in the U.S. housing market and internal and environmental risk factors and the updates to the allowance parameters in the fourth quarter of 2013 described above.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

The credit rating assigned to each credit is a significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $84 million, while if each credit were rated one grade worse, the allowance would have increased by $185 million. Similarly, if the loss given default were one rating worse, the

BNY Mellon 35

Results of Operations (continued)

allowance would have increased by $30 million, while if the loss given default were one rating better, the allowance would have decreased by $29 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by $1 million, respectively.

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

Fair value - Securities

Level 1 - Securities - Recent quoted prices from exchange transactions are used for debt and equity securities that are actively traded on exchanges and for U.S. Treasury securities and U.S. Government securities that are actively traded in highly liquid over-the-counter markets.

Level 2 - Securities - For securities where quotes from recent transactions are not available for identical securities, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. The pricing sources employ financial models or obtain comparisons to similar instruments to arrive at “consensus” prices.

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

The pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price. The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2013.

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

Level 3 - Securities - Where we have used our own cash flow models, which included a significant input

36 BNY Mellon

Results of Operations (continued)

into the model that was deemed unobservable, to estimate the value of securities, we classify them in Level 3 of the ASC 820 hierarchy. More than 99% of our securities are valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities are priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the fair value hierarchy.

See Note 20 of the Notes to Consolidated Financial Statements for details of our securities by ASC 820 hierarchy level.

Fair value - Derivative financial instruments

Level 1 - Derivative financial instruments - Includes derivative financial instruments that are actively traded on exchanges, principally listed equity options.

Level 2 - Derivative financial instruments - Includes the vast majority of our over-the-counter derivative financial instruments. Derivatives classified as Level 2 are valued utilizing discounted cash flow analysis and financial models for which the valuation inputs are observable or can be corroborated, directly or indirectly, for substantially the full term of the instrument. Valuation inputs include interest rates, foreign exchange rates, equity prices, credit spreads, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity and concentration concerns. Level 2 over-the-counter derivatives generally include interest rate swaps and options, foreign exchanges forwards and options, forward rate agreements, equity swaps and options, and credit default swaps.

Level 3 - Derivative financial instruments - Certain derivatives that are highly structured require significant judgment and analyses to adjust the value determined by standard pricing models. These derivatives are included in Level 3 of the ASC 820 hierarchy and comprise less than 1% of our derivative financial instruments at fair value.

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

For details of our derivative financial instruments by ASC 820 hierarchy level, see Note 20 of the Notes to Consolidated Financial Statements.

Fair value option

ASC 825 provides the option to elect fair value as an alternative measurement basis for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments which are not subject to fair value under other accounting standards. Under ASC 825, fair value is used for both the initial and subsequent measurement of the designated assets, liabilities and commitments, with the changes in fair value recognized in income. See Note 21 of the Notes to Consolidated Financial Statements for additional disclosure regarding the fair value option.

Fair value - Judgments

In times of illiquid markets and financial stress, actual prices and valuations may significantly diverge from results predicted by models. In addition, other factors can affect our estimate of fair value, including market dislocations, incorrect model assumptions, and unexpected correlations. These valuation methods could expose us to materially different results should the models used or underlying assumptions be inaccurate. See “Summary of significant accounting and reporting policies” in Note 1 to the Notes to Consolidated Financial Statements.

Other-than-temporary impairment

The guidance included in ASC 320 defines the other-than-temporary impairment (“OTTI”) model for investments in debt securities. Under this guidance, a

BNY Mellon 37

Results of Operations (continued)

debt security is considered impaired if its fair value is less than its amortized cost basis. An OTTI is triggered if (1) the intent is to sell the security; (2) the security will more likely than not have to be sold before the impairment is recovered, or (3) the amortized cost basis is not expected to be recovered. When an entity does not intend to sell the security before recovery of its cost basis, it will recognize the credit component of an OTTI of a debt security in earnings and the remaining portion in accumulated other comprehensive income.

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

For each security in the investment securities portfolio (including, but not limited to, those whose fair value is less than their amortized cost basis), an extensive, regular review is conducted to determine if an OTTI has occurred. For example, to determine if an unrealized loss on non-agency RMBS is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given non-agency RMBS will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

In recent years, improving home prices helped to stabilize the credit performance of non-agency RMBS transactions. This in turn enabled us to maintain generally stable assumptions for these transactions throughout the year with regard to estimated defaults and the amount we expect to receive to cover the value of the original loan. See Note 4 of the Notes to Consolidated Financial Statements for projected weighted-average default rates and loss severities at Dec. 31, 2013 and 2012 for the 2007, 2006 and late-2005 non-agency RMBS and the securities previously held in the Grantor Trust we established in connection with the restructuring of our investment securities portfolio in 2009. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

Net securities gains in 2013 were $141 million compared with $162 million in 2012. The low interest rate environment in 2013 created the opportunity for us to realize gains as we rebalanced and managed the duration risk of the investment securities portfolio.

At Dec. 31, 2013, if we were to increase each of our projected loss severity and default rates by 100 basis points on each of the positions in our Alt-A, subprime and prime RMBS portfolios, including the securities previously held by the Grantor Trust, credit-related impairment charges on these securities would have increased by $2 million (pre-tax). If we were to decrease each of our projected loss severity and default rates by 100 basis points on each of the positions, credit-related impairment charges on these securities would have been immaterial.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with ASC 805 Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350 Intangibles - Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($18.1 billion at Dec. 31, 2013) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2013) are not amortized but subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

BNY Mellon’s three business segments include seven reporting units for which annual goodwill impairment testing is done in accordance with ASC 350. The Investment Management segment is comprised of two reporting units; the Investment Services segment is

38 BNY Mellon

Results of Operations (continued)

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

In the second quarter of 2013, we performed our annual goodwill test on all seven reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2013. The discount rate applied to these cash flows ranged from 10% to 12.5% and incorporated a 6.75% market equity risk premium. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As of the date of the annual test, the fair values of six of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The fair value of the Asset Management reporting unit, which is one of the two reporting units in the Investment Management segment, exceeded its carrying value by approximately 25%. The Asset Management reporting unit has $7.6 billion of allocated goodwill. For the Asset Management reporting unit, in the future, small changes in the assumptions could produce a non-cash goodwill impairment, which would have no effect on our regulatory capital ratios. In addition, certain money market fee waiver practices and changes in the level of assets under management could have an effect on

Asset Management broadly, as well as the fair value of this reporting unit.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($1.8 billion at Dec. 31, 2013) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections.

See Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information regarding goodwill, intangible assets and the annual and interim impairment testing.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 19,200 U.S. employees and approximately 11,700 non-U.S. employees.

BNY Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas. As of Dec. 31, 2013, the U.S. plans accounted for 78% of the projected benefit obligation. The pension expense for BNY Mellon plans was $176 million in 2013 compared with $141 million in 2012 and $93 million in 2011.

A net pension expense of $68 million is expected to be recorded by BNY Mellon in 2014, assuming currency exchange rates at Dec. 31, 2013. The expected decrease in pension expense in 2014 is primarily driven by an increase in the discount rate and favorable asset returns for the U.S. plans. The discount rate is discussed below.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the Employee Stock Ownership Plan (“ESOP”). Since 2011, these key elements have varied as follows:

BNY Mellon 39

Results of Operations (continued)

(dollars in millions, except per share amounts)	2014	2013	2012	2011
Domestic plans:
Long-term rate of return on plan assets	7.25%	7.25%	7.38%	7.50%
Discount rate	4.99%	4.25%	4.75%	5.71%
Market-related value of plan assets (a)	$4,430	$4,121	$3,763	$3,836
ESOP stock price (a)	$32.81	$24.60	$22.96	$29.48
Net U.S. pension credit/(expense)	N/A	$(133)	$(107)	$(54)
All other net pension credit/(expense)	N/A	(43)	(34)	(39)
Total net pension credit/(expense)	N/A	$(176)	$(141)	$(93)

(a)
Market-related value of plan assets and ESOP stock price are for the beginning of the plan year. See “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements.

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 4.99% as of Dec. 31, 2013.

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

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. BNY Mellon currently has $1.3 billion of unrecognized losses which are being amortized.

The annual impacts of hypothetical changes in the key assumptions on pension costs are shown in the table below.

Pension expense
(dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100)	bps	(50)	bps	50	bps	100	bps
Change in pension expense	$53		$26		$(27)		$(53)
Discount rate	(50)	bps	(25)	bps	25	bps	50	bps
Change in pension expense	$45		$22		$(22)		$(42)
Market-related value of plan assets	(20)%		(10)%		10%		20%
Change in pension expense	$214		$107		$(107)		$(213)
ESOP stock price	$(10)		$(5)		$5		$10
Change in pension expense	$12		$6		$(5)		$(11)

In addition to its pension plans, BNY Mellon has an ESOP. Benefits payable under The Bank of New York Mellon Corporation Pension Plan are offset by the equivalent value of benefits earned under the ESOP for employees who participated in the legacy Retirement Plan of The Bank of New York Company, Inc.

40 BNY Mellon

Results of Operations (continued)

Consolidated balance sheet review

At Dec. 31, 2013, total assets were $374 billion compared with $359 billion at Dec. 31, 2012. Total assets averaged $342 billion in 2013 compared with $315 billion in 2012. Fluctuations in the period-end and average total assets were primarily driven by the level of client deposits. Deposits totaled $261 billion at Dec. 31, 2013 compared with $246 billion at Dec. 31, 2012. Total deposits averaged $226 billion in 2013 and $204 billion in 2012. At Dec. 31, 2013, total interest-bearing deposits were 54% of total interest-earning assets compared with 52% at Dec. 31, 2012.

At Dec. 31, 2013, we had $44 billion of liquid funds and $111 billion of cash (including $104 billion of overnight deposits with the Federal Reserve and other central banks) for a total of $155 billion of available funds. This compares with available funds of $145 billion at Dec. 31, 2012. The increase in available funds resulted from an increase in client deposits. Total available funds as a percentage of total assets was 41% at Dec. 31, 2013 compared with 40% at Dec. 31, 2012. Of the $44 billion in liquid funds held at Dec. 31, 2013, $35 billion was placed in interest-bearing deposits with large, highly-rated global financial institutions with a weighted-average life to maturity of approximately 59 days. Of the $35 billion, $6 billion was placed with banks in the Eurozone.

Investment securities were $99 billion, or 26% of total assets, at Dec. 31, 2013, compared with $101 billion, or 28% of total assets, at Dec. 31, 2012. The decrease primarily reflects a decrease in the unrealized gain on our investment securities portfolio.

Trading assets were $12 billion at Dec. 31, 2013 compared with $9 billion at Dec. 31, 2012. The increase in trading assets resulted from a higher level of securities inventory, primarily U.S. equity securities and Agency RMBS, as we expand our broker-dealer business.

Loans were $52 billion, or 14% of total assets, at Dec. 31, 2013, compared with $47 billion, or 13% of total assets, at Dec. 31, 2012. The increase in loan levels primarily reflects higher loans in the financial institutions portfolio, and higher margin loans driven by our term loan program.

Long-term debt totaled $19.9 billion at Dec. 31, 2013 and $18.5 billion at Dec. 31, 2012. The Parent issued $3.9 billion of senior debt in 2013, which was partially offset by $1.6 billion of maturities, a decrease in the fair value of hedged long-term debt, $300 million of repayments of trust preferred securities and calls of subordinated debt of $107 million.

Total The Bank of New York Mellon Corporation’s shareholders’ equity was $37.5 billion at Dec. 31, 2013 and $36.4 billion at Dec. 31, 2012. The increase primarily reflects earnings retention, higher additional paid-in capital resulting from employee stock options and awards and employee benefit plan contributions, and the issuance of noncumulative perpetual preferred stock, partially offset by a decline in the value of the investment securities portfolio, net of taxes, and share repurchases.

Investment securities

In the discussion of our investment securities portfolio, we have included certain credit ratings information because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications for our investment securities portfolio could indicate increased credit risk for us and could be accompanied by a reduction in the fair value of our investment securities portfolio.

BNY Mellon 41

Results of Operations (continued)

The following table presents the distribution of our total investment securities portfolio:

Investment securities portfolio (dollars in millions)	Dec. 31, 2012		2013 change in unrealized gain/(loss)	Dec. 31, 2013			Fair value as a % of amortized cost (a)	Unrealized gain/(loss)	Ratings
												BB+ and lower
	Fair value			Amortized cost	Fair value				AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$40,210		$(1,435)	$40,132	$39,673		99%	$(459)	100%	—%	—%	—%	—%
U.S. Treasury	18,890		(200)	16,687	16,827		101	140	100	—	—	—	—
Sovereign debt/sovereign guaranteed (b)	9,304		(93)	12,003	12,028		100	25	98	—	2	—	—
Non-agency RMBS (c)	3,110		(26)	2,131	2,695		78	564	—	1	2	93	4
Non-agency RMBS	1,697		31	1,334	1,335		92	1	1	11	25	62	1
European floating rate notes (d)	4,137		77	2,922	2,878		98	(44)	66	29	—	5	—
Commercial MBS	2,838		(131)	4,052	4,064		100	12	91	8	1	—	—
State and political subdivisions	6,191		(117)	6,750	6,718		100	(32)	80	18	1	—	1
Foreign covered bonds (e)	3,718		(48)	2,798	2,872		103	74	100	—	—	—	—
Corporate bonds	1,585		(53)	1,808	1,815		100	7	21	66	13	—	—
CLO	1,206		9	1,485	1,496		101	11	100	—	—	—	—
U.S. Government agency debt	1,074		(32)	1,356	1,354		100	(2)	100	—	—	—	—
Consumer ABS	2,124		(13)	2,894	2,891		100	(3)	94	6	—	—	—
Other (f)	4,619		(31)	2,769	2,784		101	15	33	60	—	—	7
Total investment securities	$100,703	(g)	$(2,062)	$99,121	$99,430	(g)	99%	$309	89%	5%	1%	4%	1%

(a)	Amortized cost before impairments.

(b)	Primarily comprised of exposure to UK, Germany, Netherlands and France.

(c)
These RMBS were included in the former Grantor Trust and were marked-to-market in 2009. We believe these RMBS would receive higher credit ratings if these ratings incorporated, as additional credit enhancement, the difference between the written-down amortized cost and the current face amount of each of these securities.

(d)	Includes RMBS, commercial MBS and other securities. Primarily comprised of exposure to UK and Netherlands.

(e)	Primarily comprised of exposure to Canada, UK and Netherlands.

(f)	Includes commercial paper of $2.2 billion and $1.7 billion, fair value, and money market funds of $2.2 billion and $938 million, fair value, at Dec. 31, 2012 and Dec. 31, 2013, respectively.

(g)
Includes net unrealized losses on derivatives hedging securities available-for-sale of $305 million at Dec. 31, 2012 and net unrealized gains on derivatives hedging securities available-for-sale of $678 million at Dec. 31, 2013.

The fair value of our investment securities portfolio was $99.4 billion at Dec. 31, 2013 compared with $100.7 billion at Dec. 31, 2012. The decrease in the fair value of the investment securities portfolio primarily reflects a decrease in the unrealized gain on our investment securities. Additionally, during 2013, we reevaluated the mix of the securities portfolio and decreased investments in U.S. Treasury securities, European floating rate notes, money market funds, foreign covered bonds and commercial paper. We increased investments in sovereign debt, commercial MBS, consumer asset-backed securities and state and political subdivisions. In 2013, we received $829 million of paydowns and sold $235 million of sub-investment grade securities.

At Dec. 31, 2013, the total investment securities portfolio had a net unrealized pre-tax gain of $309 million compared with $2.4 billion at Dec. 31, 2012.

The decline in the valuation of the investment securities portfolio was primarily driven by an increase in long-term interest rates. The unrealized net of tax gain on our investment securities available-for-sale portfolio included in accumulated other comprehensive income was $357 million at Dec. 31, 2013, compared with $1.3 billion at Dec. 31, 2012.

At both Dec. 31, 2013 and Dec. 31, 2012, 89% of the securities in our portfolio were rated AAA/AA-.

We routinely test our investment securities for OTTI. (See “Critical accounting estimates” for additional disclosure regarding OTTI.)

The following table presents the amortizable net purchase premium related to the investment securities portfolio and accretable discount related to the restructuring of the investment securities portfolio.

42 BNY Mellon

Results of Operations (continued)

Net premium amortization and discount accretion of investment securities (a)
(dollars in millions)	2013	2012
Amortizable purchase premium (net of discount) relating to investment securities:
Balance at period end	$2,377	$2,476
Estimated average life remaining at period end (in years)	5.2	4.2
Amortization	$625	$575	(b)
Accretable discount related to the restructuring of the investment securities portfolio:
Balance at period end	$642	$871
Estimated average life remaining at period end (in years)	6.0	5.3
Accretion	$218	$279	(b)

(a)	Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both were recorded on a level yield basis.

(b)	The amortization and accretion amounts reported for 2012 have been restated from previously reported amounts. There was no impact to consolidated results.

The increase in the net premium amortization in 2013 primarily relates to an increase in net purchase premium throughout 2012.

In 2013, securities gains of $141 million were recorded as we reduced the size of the investment securities portfolio and its sensitivity to interest rates. In addition, in 2013 Agency RMBS securities with an amortized cost of $7.3 billion and fair value of $7.0 billion were transferred from available-for-sale securities to held-to-maturity securities. These combined actions are expected to mute the impact to our accumulated other comprehensive income in the event of a rise in interest rates.

The following table presents pre-tax securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2013	2012	2011
U.S. Treasury	$60	$83	$77
Commercial MBS	16	11	—
State and political subdivisions	13	—	(3)
European floating rate notes	8	(34)	(39)
Foreign covered bonds	8	7	—
Corporate bonds	4	29	—
Sovereign debt	2	96	36
Non-agency RMBS	(1)	(68)	(58)
Other	31	38	35
Total net securities gains	$141	$162	$48

The following table shows the fair value of the European floating rate notes by geographical location at Dec. 31, 2013. The unrealized loss on these securities was $44 million at Dec. 31, 2013, an improvement of $77 million compared with $121 million at Dec. 31, 2012.

European floating rate notes at Dec. 31, 2013 (a)
(in millions)	RMBS	Other	Total fair value
United Kingdom	$1,661	$107	$1,768
Netherlands	744	51	795
Ireland	149	16	165
Italy	108	—	108
Other	42	—	42
Total fair value	$2,704	$174	$2,878

(a)	66% of these securities are in the AAA to AA- ratings category.

See Note 20 of the Notes to Consolidated Financial Statements for details of securities by level in the fair value hierarchy.

Equity investments

Our equity investments are primarily categorized as other assets. Included in other assets are (parenthetical amounts indicate carrying values at Dec. 31, 2013): joint ventures and other equity investments ($1.6 billion), seed capital ($308 million), Federal Reserve Bank stock ($441 million), private equity investments ($86 million), and tax advantaged low-income housing investments ($543 million). For additional information on the fair value of our private equity investments and certain seed capital, see Note 7 of the Notes to Consolidated Financial Statements.

Our equity investment in Wing Hang, which is located in Hong Kong, had a fair value of $963 million (book value of $535 million) based on its share price at Dec. 31, 2013. Equity income related to our investment in Wing Hang totaled $95 million in 2013, including $37 million from the sale of a property. Equity income totaled $44 million in 2012

BNY Mellon 43

Results of Operations (continued)

and $53 million in 2011. An agreement with certain other shareholders of Wing Hang prohibits the sale of this interest without their permission. We received stock dividends from Wing Hang with a value of $13 million (or 1.4 million shares) in 2013, $14 million (or 1.5 million shares) in 2012 and $12 million (or 1.1 million shares) in 2011, as well as cash dividends of $4 million in 2013. No cash dividends were received in 2012 or 2011.

Private equity activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to these activities. The carrying and fair value of our private equity investments was $86 million at Dec. 31, 2013, down $13 million from $99 million at Dec. 31, 2012. At Dec. 31, 2013, private equity investments consisted of investments in private equity funds of $63 million, direct equity of less than $15 million, and leveraged bond funds of $8 million. Income on these investments was $6 million in 2013.

At Dec. 31, 2013, we had $31 million of unfunded investment commitments to private equity funds. If unused, the commitments expire between 2014 and 2017.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

Loans

Total exposure – consolidated	Dec. 31, 2013			Dec. 31, 2012
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$14.4	$17.0	$31.4	$11.3	$15.7	$27.0
Commercial	1.6	19.5	21.1	1.4	18.3	19.7
Subtotal institutional	16.0	36.5	52.5	12.7	34.0	46.7
Wealth management loans and mortgages	9.8	1.7	11.5	8.9	1.7	10.6
Commercial real estate	2.0	2.4	4.4	1.7	1.9	3.6
Lease financings	2.3	—	2.3	2.4	—	2.4
Other residential mortgages	1.4	—	1.4	1.6	—	1.6
Overdrafts	3.7	—	3.7	5.3	—	5.3
Other	0.8	—	0.8	0.6	0.2	0.8
Subtotal non-margin loans	36.0	40.6	76.6	33.2	37.8	71.0
Margin loans	15.7	0.5	16.2	13.4	0.9	14.3
Total	$51.7	$41.1	$92.8	$46.6	$38.7	$85.3

At Dec. 31, 2013, total exposures were $92.8 billion, an increase of 9% from $85.3 billion at Dec. 31, 2012. The increase in total exposure was generally broad-based across most portfolios and reflects:

•	loan growth in Private Wealth, margin secured lending to financial institutions and trade finance; and

•	an increase in unfunded commitments resulting from a renewed effort to grow our credit portfolio to support client relationships where revenue growth opportunities exist.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios made up 57% of our total lending exposure at Dec. 31, 2013 and 55% at Dec. 31, 2012. Additionally, a substantial portion of our overdrafts relate to financial institutions and commercial customers.

44 BNY Mellon

Results of Operations (continued)

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2013					Dec. 31, 2012
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Banks	$9.4	$2.3	$11.7	86%	89%	$5.6	$2.0	$7.6
Asset managers	1.4	4.1	5.5	97	73	1.1	3.8	4.9
Securities industry	2.9	2.0	4.9	96	86	4.2	2.1	6.3
Insurance	0.1	4.3	4.4	99	22	0.1	4.3	4.4
Government	0.4	3.2	3.6	97	28	—	2.1	2.1
Other	0.2	1.1	1.3	89	36	0.3	1.4	1.7
Total	$14.4	$17.0	$31.4	93%	67%	$11.3	$15.7	$27.0

The financial institutions portfolio exposure was $31.4 billion at Dec. 31, 2013 compared with $27.0 billion at Dec. 31, 2012. The increase primarily reflects higher exposure to banks driven by a higher level of trade finance loans.

Financial institution exposures are high quality, with 93% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2013. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions which are continually evaluated and may change over time. The exposure to financial institutions is generally short-term. Of these exposures, 67% expire within one year, and 35% expire within 90 days. In addition, 36% of the financial institutions exposure is secured. For example, securities industry and asset managers often borrow against marketable securities held in custody.

For ratings of non-U.S. counterparties, as a conservative measure, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

Our bank exposure primarily relates to our global trade finance and U.S. dollar-clearing businesses. These exposures are predominately to investment grade counterparties and are short term in nature.

The asset manager portfolio exposures are high- quality, with 97% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2013. These exposures are generally short-term liquidity facilities, with the vast majority to regulated mutual funds.

Commercial

The diversity of the commercial portfolio is presented in the following table.

Commercial portfolio exposure	Dec. 31, 2013					Dec. 31, 2012
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Energy and utilities	$0.7	$5.9	$6.6	98%	14%	$0.5	$5.5	$6.0
Services and other	0.6	6.0	6.6	94	18	0.5	5.6	6.1
Manufacturing	0.2	5.9	6.1	91	9	0.3	5.6	5.9
Media and telecom	0.1	1.7	1.8	94	7	0.1	1.6	1.7
Total	$1.6	$19.5	$21.1	94%	13%	$1.4	$18.3	$19.7

BNY Mellon 45

Results of Operations (continued)

The commercial portfolio exposure increased 7% to $21.1 billion at Dec. 31, 2013, from $19.7 billion at Dec. 31, 2012, reflecting an increase in all segments of our commercial portfolio.

The table below summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31,
	2013	2012	2011
Financial institutions	93%	93%	93%
Commercial	94%	93%	91%

Our credit strategy is to focus on investment grade names to support cross-selling opportunities and avoid single name/industry concentrations and our goal is to maintain a predominantly investment grade loan portfolio. The execution of our strategy has resulted in 93% of our financial institutions portfolio and 94% of our commercial portfolio rated as investment grade at Dec. 31, 2013.

Wealth management loans and mortgages

Our wealth management exposure was $11.5 billion at Dec. 31, 2013 compared with $10.6 billion at Dec. 31, 2012. The increase primarily reflects growth in the wealth management mortgage portfolio. Wealth management loans and mortgages are primarily comprised of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only adjustable rate mortgages with an average loan to value ratio of 64% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2013.

At Dec. 31, 2013, the wealth management mortgage portfolio was comprised of the following geographic concentrations: New York - 21%; California - 21%; Massachusetts - 16%; Florida - 8%; and other - 34%.

Commercial real estate

Our income producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets.

Loans are approved on the basis of existing or projected cash flows, and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $4.4 billion at Dec. 31, 2013 compared with $3.6 billion at Dec. 31, 2012.

At Dec. 31, 2013, 59% of our commercial real estate portfolio was secured. The secured portfolio is diverse by project type, with 54% secured by residential buildings, 15% secured by office buildings, 12% secured by retail properties, and 19% secured by other categories. Approximately 99% of the unsecured portfolio is comprised of real estate investment trusts (“REITs”), which are primarily investment grade, and real estate operating companies.

At Dec. 31, 2013, our commercial real estate portfolio is comprised of the following concentrations: New York metro - 45%; REITs and real estate operating companies - 40%; and other - 15%.

Lease financings

The leasing portfolio exposure totaled $2.3 billion and included $166 million of airline exposures at Dec. 31, 2013, compared with $2.4 billion of leasing exposures, including $191 million of airline exposures, at Dec. 31, 2012. At Dec. 31, 2013, approximately 87% of the leasing exposure was investment grade.

At Dec. 31, 2013, the $2.1 billion non-airline lease financing portfolio consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and Germany. Approximately 49% of the non-airline portfolio is additionally secured by highly rated securities and/or letters of credit from investment grade issuers. Excluding airline lease financing, counterparty rating equivalents at Dec. 31, 2013, were as follows:

•	61% of the counter parties were A, or equivalent;

•	32% were BBB; and

•	7% were non-investment grade.

46 BNY Mellon

Results of Operations (continued)

At Dec. 31, 2013, our $166 million of exposure to the airline industry consisted of $68 million to major U.S. carriers, $74 million to foreign airlines and $24 million to U.S. regional airlines.

Our airline lease customers participated in the industry recovery that continued in 2013. However, a significant portion of these customers remain highly leveraged and vulnerable to both economic downturns and rising fuel prices. Because of these factors, we continue to maintain a sizable allowance for loan losses against these exposures and to closely monitor the portfolio.

We utilize the lease financing portfolio as part of our tax management strategy.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.4 billion at Dec. 31, 2013, compared with $1.6 billion at Dec. 31, 2012. Included in this portfolio at Dec. 31, 2013 are $411 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2013, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 76% at origination and 20% of the serviced loan balance was at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, the tri-state area (New York, New Jersey and Connecticut) and Maryland.

To determine the projected loss on the prime and Alt-A mortgage portfolios, we calculate the total estimated defaults of these mortgages and multiply that amount by an estimate of realizable value upon sale in the marketplace (severity).

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

Margin loans

Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $6.7 billion of loans at Dec. 31, 2013 and $5.1 billion at Dec. 31, 2012 related to a term loan program that offers fully collateralized loans to broker-dealers.

BNY Mellon 47

Results of Operations (continued)

Loans by product

The following table shows trends in the loans outstanding at year-end over the last five years.

Loans by product - at year end
(in millions)	2013	2012	2011	2010	(a)	2009	(a)
Domestic:
Financial institutions	$4,511	$5,455	$4,606	$4,630		$5,509
Commercial	1,534	1,306	752	1,250		2,324
Wealth management loans and mortgages	9,743	8,796	7,342	6,506		6,162
Commercial real estate	2,001	1,677	1,449	1,592		2,044
Lease financings (b)	1,322	1,329	1,558	1,605		1,703
Other residential mortgages	1,385	1,632	1,923	2,079		2,179
Overdrafts	1,314	2,228	2,958	4,524		3,946
Other	768	639	623	771		407
Margin loans	15,652	13,397	12,760	6,810		4,657
Total domestic	38,230	36,459	33,971	29,767		28,931
Foreign:
Financial institutions	9,848	5,833	6,538	4,626		3,147
Commercial	113	111	528	345		634
Wealth management loans and mortgages	75	68	—	—		—
Commercial real estate	9	63	—	—		—
Lease financings (b)	945	1,025	1,051	1,545		1,816
Government and official institutions	—	—	—	—		52
Other (primarily overdrafts)	2,437	3,070	1,891	1,525		2,109
Total foreign	13,427	10,170	10,008	8,041		7,758
Total loans	$51,657	$46,629	$43,979	$37,808		$36,689

(a)	Presented on a continuing operations basis.

(b)
Net of unearned income on domestic and foreign lease financings of $1,020 million at Dec. 31, 2013, $1,135 million at Dec. 31, 2012, $1,343 million at Dec. 31, 2011, $2,036 million at Dec. 31, 2010 and $2,282 million at Dec. 31, 2009.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2013.

Maturity of loan portfolio at Dec. 31, 2013 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Financial institutions	$3,921	$590		$—		$4,511
Commercial	375	1,159		—		1,534
Commercial real estate	250	1,393		358		2,001
Overdrafts	1,314	—		—		1,314
Other	768	—		—		768
Margin loans	15,152	500		—		15,652
Subtotal	21,780	3,642		358		25,780
Foreign	11,812	481		114		12,407
Total	$33,592	$4,123	(b)	$472	(b)	$38,187

(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.

(b)	Variable rate loans due after one year totaled $4.6 billion and fixed rate loans totaled $24 million.

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding international loans of $12.5 billion at Dec. 31, 2013 and $9.1 billion at Dec. 31, 2012. The increase primarily resulted from an increase in loans to financial institutions, primarily banks, partially offset by lower overdrafts.

Matter related to Sentinel

In August 2007, BNY Mellon loaned $312 million to an asset manager, Sentinel Management Group, Inc. (“Sentinel”), secured by securities and cash. Sentinel filed for bankruptcy in 2007, and BNY Mellon’s status as a secured lender is the subject of continuing litigation. In 2010, the district court ruled in favor of BNY Mellon, and the loan was repaid. An appellate court reversed the district court’s ruling on Aug. 26, 2013, and remanded to the district court for further proceedings. BNY Mellon held no loans to Sentinel at Dec. 31, 2013. On Jan. 22, 2014, the Bankruptcy

48 BNY Mellon

Results of Operations (continued)

Court, ordered that the funds distributed to BNY Mellon after the district court’s favorable decision be returned to the bankruptcy estate and held in a reserve earmarked for purposes of BNY Mellon’s claim until the district court issues its decision on the merits of the challenges to BNY Mellon’s lien. Accordingly, the loan was reestablished as a fully collateralized performing loan in the first quarter of 2014. A total of $337 million, representing the loan and accrued interest, was recorded on Feb. 5, 2014. The ongoing litigation could result in a ruling adverse to BNY Mellon at some point in the future. For additional information on our legal proceedings related to this matter, see Note 22 of the Notes to Consolidated Financial Statements.

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

The role of credit has shifted to one that complements our other services instead of as a lead product. We believe credit solidifies customer relationships and, through a disciplined allocation of capital, can earn acceptable rates of return as part of an overall relationship.

The following table details changes in our allowance for credit losses.

BNY Mellon 49

Results of Operations (continued)

Allowance for credit losses activity (dollar amounts in millions)	2013	2012	2011	2010 (a)	2009 (a)
Margin loans	$15,652	$13,397	$12,760	$6,810	$4,657
Non-margin loans	36,005	33,232	31,219	30,998	32,032
Total loans at Dec. 31,	51,657	46,629	43,979	37,808	36,689
Average loans outstanding	48,316	43,060	40,919	36,305	36,424
Allowance for credit losses:
Balance, Jan. 1,
Domestic	$339	$439	$511	$578	$508
Foreign	48	58	60	50	21
Total	387	497	571	628	529
Charge-offs:
Commercial	(4)	(2)	(6)	(5)	(90)
Commercial real estate	(1)	—	(4)	(8)	(31)
Financial institutions	—	(13)	(8)	(25)	(34)
Wealth management loans and mortgages	(1)	(1)	(1)	(4)	(1)
Other residential mortgages	(8)	(22)	(56)	(46)	(60)
Foreign	(3)	—	(8)	—	—
Total charge-offs	(17)	(38)	(83)	(88)	(216)
Recoveries:
Commercial	1	2	3	15	—
Commercial real estate	—	—	—	1	—
Financial institutions	4	—	2	2	—
Lease financing	—	—	—	—	1
Wealth management loans and mortgages	—	—	—	—	1
Other residential mortgages	4	6	3	2	—
Total recoveries	9	8	8	20	2
Net charge-offs	(8)	(30)	(75)	(68)	(214)
Provision for credit losses	(35)	(80)	1	11	332
Transferred to discontinued operations	—	—	—	—	(19)
Balance, Dec. 31,
Domestic	288	339	439	511	578
Foreign	56	48	58	60	50
Total allowance, Dec. 31, (a)	$344	$387	$497	$571	$628
Allowance for loan losses	$210	$266	$394	$498	$503
Allowance for lending-related commitments	134	121	103	73	125
Net charge-offs to average loans outstanding	0.02%	0.07%	0.18%	0.19%	0.59%
Net charge-offs to total allowance for credit losses	2.33	7.75	15.09	11.91	34.08
Allowance for loan losses as a percentage of total loans	0.41	0.57	0.90	1.32	1.37
Allowance for loan losses as a percentage of non-margin loans	0.58	0.80	1.26	1.61	1.57
Total allowance for credit losses as a percentage of total loans	0.67	0.83	1.13	1.51	1.71
Total allowance for credit losses as a percentage of non-margin loans	0.96	1.16	1.59	1.84	1.96

(a)	The allowance for credit losses at Dec. 31, 2010, and 2009 excludes discontinued operations.

Net charge-offs were $8 million in 2013, $30 million in 2012 and $75 million in 2011. Net charge-offs in 2013 included $4 million of other residential mortgages primarily located in New York, California and New Jersey, $3 million of commercial loans and $3 million of foreign loans. Net charge-offs in 2012 included $16 million of other residential mortgages primarily located in California, Florida and New Jersey and $13 million of loans in the financial institutions portfolio. Net charge-offs in 2011 included $53 million of other residential mortgages primarily located in California, Florida, New York and New Jersey, a $10 million loan in the media portfolio and $6 million related to a broker-dealer holding company that filed for bankruptcy.

The provision for credit losses was a credit of $35 million in 2013 primarily driven by a broad improvement in the credit quality of the loan portfolio and a reduction in our qualitative allowance. The provision for credit losses was a credit of $80 million in 2012 and a provision of $1 million in 2011. We anticipate the quarterly provision for credit losses to be $0 to $15 million in 2014.

The total allowance for credit losses was $344 million at Dec. 31, 2013 and $387 million at Dec. 31, 2012.
The ratio of the total allowance for credit losses to non-margin loans was 0.96% at Dec. 31, 2013, 1.16% at Dec. 31, 2012 and 1.59% at Dec. 31, 2011. The ratio of the allowance for loan losses to non-margin

50 BNY Mellon

Results of Operations (continued)

loans was 0.58% at Dec. 31, 2013 compared with 0.80% at Dec. 31, 2012 and 1.26% at Dec. 31, 2011. The decrease in the total allowance for credit losses and the lower ratios at Dec. 31, 2013 compared with both prior periods primarily reflect a decrease in the reserve for credit losses related to the residential mortgage and lease financing portfolios.

We had $15.7 billion of secured margin loans on our balance sheet at Dec. 31, 2013 compared with $13.4 billion at Dec. 31, 2012. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses as a percentage of non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

Based on an evaluation of the allowance for credit losses as discussed in “Critical accounting estimates” and Note 1 of the Notes to Consolidated Financial Statements, we have allocated our allowance for credit losses as follows:

Allocation of allowance
	2013	2012	2011	2010 (a)	2009 (a)
Commercial	24%	27%	18%	16%	25%
Other residential mortgages	16	23	31	41	26
Foreign	16	12	12	11	8
Financial institutions	14	9	13	2	12
Commercial real estate	12	8	7	7	7
Lease financing	11	13	13	16	13
Wealth management (b)	7	8	6	7	9
Total	100%	100%	100%	100%	100%

(a)	Excludes discontinued operations in 2010 and 2009.

(b)	Includes the allowance for wealth management mortgages.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets at Dec. 31 (dollars in millions)	2013		2012		2011		2010		2009
Loans:
Other residential mortgages	$117		$158		$203		$244		$190
Commercial	15		27		21		34		65
Wealth management	11		30		32		59		58
Foreign	6		9		10		7		—
Commercial real estate	4		18		40		44		61
Financial institutions	—		3		23		5		172
Total nonperforming loans	153		245		329		393		546
Other assets owned	3		4		12		6		4
Total nonperforming assets (a)	$156	(b)	$249	(b)	$341	(b)	$399	(b)	$550
Nonperforming assets ratio	0.30%		0.53%		0.78%		1.06%		1.50%
Nonperforming assets ratio, excluding margin loans	0.4		0.7		1.1		1.3		1.7
Allowance for loan losses/nonperforming loans	137.3		108.6		119.8		126.7		92.1
Allowance for loan losses/nonperforming assets	134.6		106.8		115.5		124.8		91.5
Total allowance for credit losses/nonperforming loans	224.8		158.0		151.1		145.3		115.0
Total allowance for credit losses/nonperforming assets	220.5		155.4		145.7		143.1		114.2

(a)	Nonperforming assets at Dec. 31, 2010 and Dec. 31, 2009 exclude discontinued operations.

(b)
Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in the loans of consolidated investment management funds are nonperforming loans of $16 million at Dec. 31, 2013, $174 million at Dec. 31, 2012, $101 million at Dec. 31, 2011 and $218 million at Dec. 31, 2010. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

BNY Mellon 51

Results of Operations (continued)

Nonperforming assets activity (in millions)	2013	2012
Balance at beginning of year	$249	$341
Additions	62	75
Return to accrual status	(39)	(39)
Charge-offs	(12)	(27)
Paydowns/sales	(99)	(86)
Transferred to other real estate owned	(5)	(15)
Balance at end of year	$156	$249

Nonperforming assets were $156 million at Dec. 31, 2013, a decrease of $93 million compared with $249 million at Dec. 31, 2012. The decrease primarily resulted from repayments of $40 million in the commercial loan portfolio, $23 million in the other residential mortgage portfolio, $20 million in the wealth management portfolio, $13 million in the commercial real estate portfolio and $3 million in the financial institutions portfolio. Also in 2013, $37 million in the other residential mortgage portfolio and $2 million in the commercial real estate portfolio returned to accrual status. Charge-offs in 2013 were $7 million in the other residential mortgage portfolio and $3 million in the foreign loan portfolio. Additions in 2013 included $31 million in the other residential mortgage portfolio and $29 million in the commercial loan portfolio.

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans >90 days still accruing interest at year-end
(in millions)	2013	2012	2011	2010	2009
Domestic:
Consumer	$7	$6	$13	$21	$93
Commercial	—	—	—	12	338
Total domestic	7	6	13	33	431
Foreign	—	—	—	—	—
Total past due loans	$7	$6	$13	$33	$431

Loans past due 90 days or more at Dec. 31, 2013 were primarily comprised of other residential mortgage loans. For additional information, see Note 5 of the Notes to Consolidated Financial Statements.

Deposits

Total deposits were $261.1 billion at Dec. 31, 2013, an increase of 6% compared with $246.1 billion at Dec. 31, 2012. The increase in deposits reflects higher levels of both foreign and domestic interest-bearing deposits primarily resulting from higher client deposits in our Investment Services business.

Noninterest-bearing deposits were $95.5 billion at Dec. 31, 2013 compared with $93.0 billion at Dec. 31, 2012. Interest-bearing deposits were $165.7 billion at Dec. 31, 2013 compared with $153.1 billion at Dec. 31, 2012.

The aggregate amount of deposits by foreign customers in domestic offices was $8.5 billion and $6.7 billion at Dec. 31, 2013 and 2012, respectively.

Deposits in foreign offices totaled $119.4 billion at Dec. 31, 2013, and $107.4 billion at Dec. 31, 2012. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2013.

Domestic time deposits > $100,000 at Dec. 31, 2013
(in millions)	Certificates of deposit	Other time deposits	Total
3 months or less	$64	$44,742	$44,806
Between 3 and 6 months	23	—	23
Between 6 and 12 months	8	—	8
Over 12 months	4	—	4
Total	$99	$44,742	$44,841

Short-term borrowings

We fund ourselves primarily through deposits and, to a lesser extent, other short-term borrowings and long-term debt. Short-term borrowings are comprised of federal funds purchased and securities sold under repurchase agreements, payables to customers and broker-dealers, commercial paper and other borrowed funds. Certain other borrowings, for example, securities sold under repurchase agreements, require the delivery of securities as collateral.

52 BNY Mellon

Results of Operations (continued)

See “Liquidity and dividends” below for a discussion of long-term debt and liquidity metrics that we monitor.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollar amounts in millions)	2013	2012	2011
Maximum daily balance during the year	$23,022	$21,818	$21,690
Average daily balance	$10,942	$10,022	$8,572
Weighted-average rate during the year	(0.15)%	0.00%	0.02%
Ending balance at Dec. 31	$9,648	$7,427	$6,267
Weighted-average rate at Dec. 31	(0.11)%	(0.02)%	(0.05)%

Federal funds purchased and securities sold under repurchase agreements
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2013	Sept. 30, 2013	Dec. 31, 2012
Maximum daily balance during the quarter	$23,022	$20,994	$19,971
Average daily balance	$13,155	$12,164	$10,158
Weighted-average rate during the quarter	(0.10)%	(0.12)%	0.07%
Ending balance	$9,648	$9,737	$7,427
Weighted-average rate at period end	(0.11)%	(0.07)%	(0.02)%

Federal funds purchased and securities sold under repurchase agreements were $9.6 billion at Dec. 31, 2013 compared with $9.7 billion at Sept. 30, 2013 and $7.4 billion at Dec. 31, 2012. The maximum daily balance in the fourth quarter of 2013 was $23.0 billion compared with $21.0 billion in the third quarter of 2013 and $20.0 billion in the fourth quarter of 2012. The average daily balance was $13.2 billion in the fourth quarter of 2013, $12.2 billion in the third quarter of 2013 and $10.2 billion in the fourth quarter of 2012. Fluctuations between periods resulted from overnight borrowing opportunities. The weighted-average rates in all periods presented reflect revenue earned on securities sold under repurchase agreements related to certain securities for which we were able to charge for lending them.

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollar amounts in millions)	2013	2012	2011
Maximum daily balance during the year	$17,290	$16,476	$14,481
Average daily balance (a)	$15,365	$13,466	$11,853
Weighted-average rate during the year	0.09%	0.10%	0.09%
Ending balance at Dec. 31	$15,707	$16,095	$12,671
Weighted-average rate at Dec. 31	0.07%	0.10%	0.09%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $9,038 million in 2013, $8,033 million in 2012 and $7,319 million in the 2011.

Payables to customers and broker-dealers
	Quarter ended
(dollar amounts in millions)	Dec. 31, 2013	Sept. 30, 2013	Dec. 31, 2012
Maximum daily balance during the quarter	$17,290	$16,938	$16,476
Average daily balance (a)	$15,964	$15,405	$14,275
Weighted-average rate during the quarter	0.09%	0.09%	0.09%
Ending balance	$15,707	$15,293	$16,095
Weighted-average rate at period end	0.07%	0.10%	0.10%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $9,400 million in the fourth quarter of 2013, $8,659 million in the third quarter of 2013 and $8,532 million in the fourth quarter of 2012.

Payables to customers and broker-dealers represent funds awaiting re-investment and short sale proceeds payable on demand. Payables to customers and broker-dealers were $15.7 billion at Dec. 31, 2013, compared with $15.3 billion at Sept. 30, 2013 and $16.1 billion at Dec. 31, 2012. Payables to customers and broker-dealers are driven by customer trading activity levels and market volatility.

BNY Mellon 53

Results of Operations (continued)

Information related to commercial paper is presented below.

Commercial paper
(dollar amounts in millions)	2013	2012	2011
Maximum daily balance during the year	$4,873	$2,547	$575
Average daily balance	$690	$819	$98
Weighted-average rate during the year	0.06%	0.19%	0.08%
Ending balance at Dec. 31	$96	$338	$10
Weighted-average rate at Dec. 31	0.03%	0.10%	0.03%

Commercial paper	Quarter ended
(dollar amounts in millions)	Dec. 31, 2013	Sept. 30, 2013	Dec. 31, 2012
Maximum daily balance during the quarter	$4,827	$4,873	$2,358
Average daily balance	$1,254	$1,186	$805
Weighted-average rate during the quarter	0.05%	0.05%	0.12%
Ending balance	$96	$1,851	$338
Weighted-average rate at period end	0.03%	0.01%	0.10%

Commercial paper outstanding was $96 million at Dec. 31, 2013 compared with $1.9 billion at Sept. 30, 2013, and $338 million at Dec. 31, 2012. Average commercial paper outstanding was $1.3 billion in the fourth quarter of 2013, $1.2 billion in the third quarter of 2013 and $805 million in the fourth quarter of 2012. The maximum daily balance in the fourth quarter of 2013 was $4.8 billion compared with $4.9 billion in the third quarter of 2013 and $2.4 billion in the fourth quarter of 2012. Fluctuations between periods were a result of attractive overnight borrowing opportunities. Our commercial paper matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollar amounts in millions)	2013	2012	2011
Maximum daily balance during the year	$7,383	$5,506	$4,561
Average daily balance	$1,177	$1,392	$1,932
Weighted-average rate during the year	0.55%	1.22%	1.10%
Ending balance	$663	$1,380	$2,174
Weighted-average rate at Dec. 31	0.81%	1.89%	1.15%

Other borrowed funds	Quarter ended
(dollar amounts in millions)	Dec. 31, 2013	Sept. 30, 2013	Dec. 31, 2012
Maximum daily balance during the quarter	$7,383	$3,663	$2,072
Average daily balance	$1,124	$1,047	$1,064
Weighted-average rate during the quarter	0.83%	0.35%	1.45%
Ending balance	$663	$844	$1,380
Weighted-average rate at period end	0.81%	0.46%	1.89%

Other borrowed funds primarily include overdrafts of sub-custodian account balances in our Investment Services businesses and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements. Other borrowed funds were $663 million at Dec. 31, 2013 compared with $844 million at Sept. 30, 2013 and $1.4 billion Dec. 31, 2012. Other borrowed funds averaged $1.1 billion in the fourth quarter of 2013, $1.0 billion in the third quarter of 2013 and $1.1 billion in the fourth quarter of 2012. The maximum daily balance in the fourth quarter of 2013 was $7.4 billion compared with $3.7 billion in the third quarter of 2013 and $2.1 billion in the fourth quarter of 2012. Changes from prior periods primarily reflect higher overdrafts of sub-custodian account balances in our Investment Services businesses.

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, especially during periods of market stress. Liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or our financial condition. Liquidity risk can arise from cash flow mismatches, market constraints from the inability to convert assets to cash, inability to raise cash in the markets, deposit run-off, or contingent liquidity events.

For additional information on our liquidity policy, see “Risk Management - Liquidity risk”.

Our overall approach to liquidity management is to ensure that sources of liquidity are sufficient in amount and diversity such that changes in funding requirements at the Parent and at the various bank

54 BNY Mellon

Results of Operations (continued)

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

When monitoring liquidity, we evaluate multiple metrics in order to have ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, debt spreads, peer ratios, liquid assets, unencumbered collateral, funding sources and balance sheet liquidity ratios.

Internal ratios we currently monitor as part of our standard analysis include total loans as a percentage of total deposits, deposits as a percentage of total interest-earning assets, foreign deposits as a percentage of total interest-earning assets, purchased funds as a percentage of total interest-earning assets, liquid assets as a percentage of total interest-earning assets, liquid assets as a percentage of purchased funds, and discount window collateral and central bank deposits as a percentage of total deposits. All of these internal ratios exceeded our minimum guidelines at Dec. 31, 2013. In addition, we monitor the revised Basel III liquidity coverage ratio and continue to evaluate the U.S. banking agencies’ proposal for the Basel III liquidity coverage ratio (“LCR”).

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

Commencing January 2015, we will also be subject to the liquidity requirements of the Federal Reserve’s heightened prudential standards for BHCs with total consolidated assets of $50 billion or more, described under “Supervision and Regulation - Enhanced Prudential Standards”.

We define available funds as liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements), cash and due from banks, and interest-bearing deposits with the Federal Reserve and other central banks. The table below presents our total available funds including liquid funds at period-end and on an average basis. The higher level of available funds at Dec. 31, 2013 compared with Dec. 31, 2012 primarily resulted from a higher level of client deposits and attractive overnight borrowing opportunities.

Available and liquid funds	Dec. 31, 2013	Dec. 31, 2012	Average
(in millions)			2013	2012	2011
Available funds:
Liquid funds:
Interest-bearing deposits with banks	$35,300	$43,910	$41,222	$38,959	$55,218
Federal funds sold and securities purchased under resale agreements	9,161	6,593	8,412	5,492	4,809
Total liquid funds	44,461	50,503	49,634	44,451	60,027
Cash and due from banks	6,460	4,727	5,662	4,311	4,586
Interest-bearing deposits with the Federal Reserve and other central banks	104,359	90,110	67,073	63,785	47,097
Total available funds	$155,280	$145,340	$122,369	$112,547	$111,710
Total available funds as a percentage of total assets	41%	40%	36%	36%	38%

BNY Mellon 55

Results of Operations (continued)

On an average basis for 2013 and 2012, non-core sources of funds such as money market rate accounts, federal funds purchased, trading liabilities, commercial paper and other borrowings were $21.3 billion and $20.5 billion, respectively. The increase primarily reflects higher levels of trading liabilities and federal funds purchased, partially offset by lower levels of money market rate accounts. Average foreign deposits, primarily from our European-based Investment Services business, were $101.3 billion for 2013 compared with $90.9 billion for 2012. The increase primarily reflects growth in client deposits. Domestic savings, interest-bearing demand and time deposits averaged $45.2 billion for 2013 compared with $36.5 billion for 2012. The increase primarily reflects higher time and interest-bearing demand deposits.

Average payables to customers and broker-dealers were $9.0 billion for 2013 and $8.0 billion for 2012. Payables to customers and broker-dealers are driven by customer trading activity and market volatility. Long-term debt averaged $19.1 billion for 2013 and $19.9 billion for 2012. The decrease in average long-term debt was driven by debt maturities and a decrease in the fair value of hedged long-term debt. Average noninterest-bearing deposits increased to $73.3 billion for 2013 from $70.0 billion for 2012 reflecting growth in client deposits. A significant reduction in our Investment Services business would reduce our access to deposits. See “Asset/liability management” for additional factors that could impact our deposit balances.

The Parent has four major sources of liquidity:

•	cash on hand;

•	dividends from its subsidiaries;

•	access to the commercial paper market; and

•	access to the debt and equity markets.

Subsequent to Dec. 31, 2013, our bank subsidiaries could declare dividends to the Parent of approximately $2.9 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2013, non-bank subsidiaries of the Parent had liquid assets of approximately $1.9 billion.

In April 2013, BNY Mellon announced a 15% increase in the quarterly common stock cash dividend from $0.13 to $0.15 per common share. Our common stock dividend payout ratio was 33% for the full-year of 2013, or 26% after adjusting for the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation - Capital Planning and Stress Testing - Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

In 2013 and 2012, the Parent’s average commercial paper borrowings were $690 million and $819 million, respectively. The Parent had cash of $6.8 billion at Dec. 31, 2013, compared with $4.0 billion at Dec. 31, 2012. In addition to issuing commercial paper for funding purposes, the Parent issues commercial paper, on an overnight basis, to certain custody clients with excess demand deposit balances. Overnight commercial paper outstanding issued by the Parent was $96 million at Dec. 31, 2013 and $338 million at Dec. 31, 2012. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2013, increased by $3.0 billion compared with Dec. 31, 2012, primarily reflecting the issuance of senior medium term notes, preferred stock and dividends from its subsidiaries, partially offset by maturities of long-term debt and common share repurchases.

The Parent’s major uses of funds are payment of dividends, repurchases of common stock, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2013, we repurchased 35.1 million common shares at an average price of $29.24 per common share for a total of $1.03 billion.

The Parent’s liquidity policy is to have sufficient unencumbered cash and cash equivalents on hand to meet its forecasted debt redemptions, net interest payments and net tax payments over the next 18 to 24 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2013, the Parent was in compliance with its liquidity policy.

In addition to our other funding sources, we also have the ability to access the capital markets. In June 2013, we filed shelf registration statements on Form

56 BNY Mellon

Results of Operations (continued)

S-3 with the Securities and Exchange Commission (“SEC”) covering the issuance of certain securities, including an unlimited amount of debt, common stock, preferred stock and trust preferred securities, as well as common stock issued under the Direct Stock Purchase and Dividend Reinvestment Plans. These registration statements will expire in June 2016, at which time we plan to file new shelf registration statements.

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which, as of Dec. 31, 2013, were as follows:

Credit ratings
	Moody’s	S&P	Fitch		DBRS
Parent:
Long-term senior debt	A1	A+	AA-		AA (low)
Subordinated debt	A2	A	A+		A (high)
Preferred stock	Baa2	BBB	BBB		A (low)
Trust-preferred securities	A3	BBB	BBB+		A (high)
Short-term debt	P1	A-1	F1+		R-1 (middle)
Outlook - Parent:	Stable	Negative	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2	AA-	AA-		AA
Long-term deposits	Aa2	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	AA-	AA-	(a)	AA
Long-term deposits	Aa2	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

Outlook - Banks:	Stable	Stable	Stable		Stable

(a)	Represents senior debt issuer default rating.

As a result of S&P’s government support assumptions on certain U.S. financial institutions, the Parent’s ratings by S&P benefit from one notch of “lift”. Similarly, The Bank of New York Mellon’s and BNY Mellon, N.A.’s ratings benefit from two notches of “lift” from Moody’s Investor Service (“Moody’s”) and one notch of “lift” from S&P. In June 2013, S&P indicated that they are reconsidering the inclusion of assumed government support in its ratings on the eight U.S. bank holding companies that they view as having high systemic importance, including The Bank of New York Mellon Corporation.

On Nov. 14, 2013, Moody’s concluded its previously announced reviews of the three large U.S. trust and custody banks’ long-term ratings.  As a result of these reviews, which included both U.S. government support ratings, and stand-alone ratings, Moody’s downgraded all three of the large U.S. trust and custody banks. Moody’s downgraded our ratings and those of The Bank of New York Mellon and BNY Mellon, N.A. by one notch.  Our short-term ratings and those of The Bank of New York Mellon and BNY Mellon, N.A. were unchanged. For further discussion on the impact of a credit rating downgrade, see Note 23 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $19.9 billion at Dec. 31, 2013 and $18.5 billion at Dec. 31, 2012. In 2013, the Parent issued $3.9 billion of senior debt, partially offset by maturities of $1.6 billion, a decrease in the fair value of hedged long-term debt and $300 million of repayments of trust preferred securities. The fair value of the derivatives hedging long-term debt is recorded in other assets. Additionally, the Parent called $107 million of subordinated debt in 2013.

The following table presents the long-term debt issued by the Parent in 2013.

Debt issuances
(in millions)	2013
Senior medium-term notes:
3-month LIBOR + 23 bps senior medium term notes due 2016	$300
0.7% senior medium-term notes due 2016	300
3-month LIBOR + 44 bps senior medium term notes due 2018	300
3-month LIBOR + 56 bps senior medium-term notes due 2018	500
1.35% senior medium-term notes due 2018	600
2.1% senior medium-term notes due 2018	600
3-month LIBOR + 50 bps senior medium-term notes due 2018	100
2.1% senior medium-term notes due 2019	800
3.95% senior medium-term notes due 2025	400
Total debt issuances	$3,900

In February 2014, we issued $500 million of senior medium-term notes maturing in 2019 at an annual interest rate of 2.2%, $750 million of senior medium-term notes maturing in 2024 at an annual interest rate of 3.65% and $200 million of senior medium-term notes maturing in 2019 at an annual interest rate of 3-month LIBOR plus 50 basis points.

The Parent has $4.37 billion of long-term debt that will mature in 2014 and has the option to call $300 million of subordinated debt in 2014, which it may call and refinance if market conditions are favorable

BNY Mellon 57

Results of Operations (continued)

In 2013, we issued 500,000 depositary shares (the “Series D depositary shares”), each representing a 1/100th ownership interest in a share of Series D Noncumulative Perpetual Preferred Stock, with a liquidation preference of $100,000 per share (the “Series D preferred stock”), of The Bank of New York Mellon Corporation. BNY Mellon will pay a dividend on the Series D preferred stock if declared by our board of directors, at an annual rate of 4.5% on each June 20 and December 20, to but excluding June 20, 2023; and a floating rate equal to three-month LIBOR plus 2.46% on each March 20, June 20, September 20 and December 20, from and including June 20, 2023. The proceeds of the offering totaled $494 million, net of issuance costs, a portion of which was used to redeem $300 million of 7.78% Trust Preferred Securities of BNY Institutional Capital Trust A.

At Dec. 31, 2013, we had $330 million of trust preferred securities outstanding. Under the Final Capital Rules, these trust-preferred securities may continue to be included in Tier 1 or Tier 2 capital up to the following percentages: calendar year 2014 - 50%; calendar year 2015 - 25%; and calendar year 2016 and beyond - 0%. Any decision to take action with respect to these trust preferred securities will be based on several considerations including interest rates, the availability of cash and capital, as well as the implementation of the Final Capital Rules.

The double leverage ratio is the ratio of investment in subsidiaries divided by our consolidated equity, which includes our noncumulative perpetual preferred stock plus trust preferred securities. Our double leverage ratio was 109.4% at Dec. 31, 2013 and 109.9% at Dec. 31, 2012. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

Pershing LLC, an indirect subsidiary of BNY Mellon, has committed and uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. The committed line of credit of $750 million extended by 16 financial institutions matures in March 2014. There were no borrowings against this line in 2013. Pershing LLC has nine separate uncommitted lines of credit amounting to $1.6 billion in aggregate. Average daily borrowing under these lines was $8 million, in aggregate, in 2013.

The committed line of credit maintained by Pershing LLC requires the Parent to maintain:

•	shareholders’ equity of $5 billion;

•	a ratio of Tier 1 capital plus the allowance for credit losses to nonperforming assets of at least 2.5; and

•	a double leverage ratio less than 130%.

We are currently in compliance with these covenants.

Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has uncommitted lines of credit in place for liquidity purposes, which are guaranteed by the Parent. Pershing Limited has two separate uncommitted lines of credit amounting to $250 million in aggregate. Average daily borrowing under these lines was $62 million, in aggregate, in 2013.

Statement of cash flows

Cash used for operating activities was $642 million in 2013 compared with cash provided by operations of$1.6 billion in 2012 and $2.2 billion in 2011. In 2013, cash flows used for operations were principally changes in trading activities and accruals, partially offset by earnings. In 2012, cash flows from operations were principally the result of earnings, partially offset by changes in trading activities. In 2011, the cash flows from operations were principally the result of earnings.

In 2013, cash used for investing activities was $13.2 billion compared with $29.4 billion in 2012 and $80.2 billion in 2011. In 2013, purchases of securities, changes in interest-bearing deposits with the Federal Reserve and other central banks, loans and federal funds sold and securities purchased under resale agreements were a significant use of funds, partially offset by sales, paydowns and maturities of securities and a decrease in interest-bearing deposits with banks. In 2012, purchases of securities, and increases in interest-bearing deposits with banks, partially offset by sales, paydowns and maturities of securities, were significant uses of funds. In 2011, increases in interest-bearing deposits with the Federal Reserve and other central banks, and the purchase of securities, partially offset by a decrease in interest-bearing deposits with banks and sales, paydowns and maturities of securities, were significant uses of funds.

58 BNY Mellon

Results of Operations (continued)

In 2013, cash provided by financing activities was $15.6 billion compared with $28.3 billion for 2012 and $78.8 billion in 2011. In 2013, an increase in deposits, the net proceeds from the issuance of long-term debt and changes in federal funds purchased and securities sold under repurchase agreements were significant sources of funds, partially offset by the repayment of long-term debt and common stock repurchases. In 2012, increases in deposits and payables to customers and broker dealers were significant sources of funds. In 2011, proceeds from issuances of long-term debt and increases in deposits and payables to customers and broker-dealers were significant sources of funds.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors. In addition to the amounts shown in the table below, at Dec. 31, 2013, $866 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $203 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Contractual obligations at Dec. 31, 2013		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$46,575	$46,575	$—	$—	$—
Term deposits	119,079	119,072	5	2	—
Federal funds purchased and securities sold under repurchase agreements	9,648	9,648	—	—	—
Payables to customers and broker-dealers	15,707	15,707	—	—	—
Other borrowed funds (a)	759	759	—	—	—
Long-term debt (b)	22,284	4,856	6,770	4,568	6,090
Unfunded pension and post retirement benefits	367	36	85	76	170
Capital leases	77	35	35	7	—
Total contractual obligations	$214,496	$196,688	$6,895	$4,653	$6,260

(a)	Includes commercial paper.

(b)	Includes interest.

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2013		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications (a)	$244,382	$244,382	$—	$—	$—
Lending commitments	34,039	9,325	9,931	14,646	137
Standby letters of credit	6,721	3,290	2,562	869	—
Operating leases	1,900	276	507	384	733
Purchase obligations (b)	913	403	311	152	47
Investment commitments (c)	250	19	8	4	219
Commercial letters of credit	310	310	—	—	—
Total commitments	$288,515	$258,005	$13,319	$16,055	$1,136

(a)	Excludes the indemnifications for securities booked at BNY Mellon beginning in late 2013 resulting from the CIBC Mellon joint venture which totaled $60 billion at Dec. 31, 2013.

(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

(c)	Includes private equity and Community Reinvestment Act commitments.

See “Liquidity and dividends” and Note 22 of the Notes to Consolidated Financial Statements for a further discussion of the source of funds for our commitments and obligations and known material trends in our capital resources.

BNY Mellon 59

Results of Operations (continued)

Off-balance sheet arrangements

Off-balance sheet arrangements discussed in this section are limited to guarantees, retained or contingent interests and obligations arising out of unconsolidated variable interest entities. For BNY Mellon, these items include certain credit guarantees and securitizations. Guarantees include: lending-

related guarantees issued as part of our corporate banking business and securities lending indemnifications issued as part of our Investment Services business. See Note 22 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	2013		2012
At period end:
BNY Mellon shareholders’ equity to total assets ratio (a)	10.0%		10.1%
BNY Mellon common shareholders’ equity to total assets ratio (a)	9.6%		9.9%
BNY Mellon tangible common shareholders’ equity to tangible assets of operations ratio – Non-GAAP (a)	6.8%		6.4%
Total BNY Mellon shareholders’ equity – GAAP	$37,521		$36,431
Total BNY Mellon common shareholders’ equity – GAAP	$35,959		$35,363
BNY Mellon tangible shareholders’ equity – Non-GAAP (a)	$15,958		$14,919
Book value per common share – GAAP (a)	$31.48		$30.39
Tangible book value per common share – Non-GAAP (a)	$13.97		$12.82
Closing common stock price per share	$34.94		$25.70
Market capitalization	$39,910		$29,902
Common shares outstanding	1,142,250		1,163,490

Full-year:
Average common equity to average assets	10.2%		10.9%
Cash dividends per common share	$0.58		$0.52
Common dividend payout ratio	33%	(b)	26%
Common dividend yield (annualized)	1.7%		2.0%

(a)	See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 118 for a reconciliation of GAAP to non-GAAP.

(b)	The common dividend payout ratio was 26% for 2013 after adjusting for the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits.

Total The Bank of New York Mellon Corporation shareholders’ equity at Dec. 31, 2013 increased to $37.5 billion from $36.4 billion at Dec. 31, 2012. The increase primarily reflects earnings retention, approximately $500 million resulting from the exercise of stock options and awards and employee benefit plan contributions, an increase in the value of our pension assets and the issuance of $500 million of noncumulative perpetual preferred stock, partially offset by a decline in the value of our investment securities portfolio and share repurchases.
The unrealized net of tax gain on our available-for-sale investment securities portfolio recorded in accumulated other comprehensive income was $357 million at Dec. 31, 2013, compared with $1.3 billion at Dec. 31, 2012. The decrease in the valuation of the investment securities portfolio was driven by an increase in long-term interest rates.

In 2013, we repurchased 35.1 million common shares at an average price of $29.24 per common share for a total of $1.03 billion. Under the 2013 capital plan, we are authorized to repurchase $385 million worth of common shares in the first quarter of 2014. Through Feb. 27, 2014, we repurchased 10.6 million common shares at an average price of $32.41 per common share for a total of $345 million.

On Jan. 17, 2014, the board of directors declared a quarterly common stock dividend of $0.15 per share. This cash dividend was paid on Feb. 7, 2014, to shareholders of record as of the close of business on Jan. 31, 2014.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with

60 BNY Mellon

Results of Operations (continued)

established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized”.

As of Dec. 31, 2013 and Dec. 31, 2012, BNY Mellon and our bank subsidiaries were considered “well capitalized” on the basis of the Basel I Total and Tier 1 capital to risk-weighted assets ratios and the leverage ratio (Basel I Tier 1 capital to quarterly average assets as defined for regulatory purposes).

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios				Dec. 31,
	Well capitalized	Adequately capitalized
				2013		2012
Consolidated capital ratios:
Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a)(b)
Standardized Approach	N/A	(c)		10.6%		N/A
Advanced Approach	N/A	(c)		11.3%	(d)	9.8%

Determined under Basel I-based rules (e):
Tier 1 common equity to risk-weighted assets ratio – Non-GAAP (b)	N/A	N/A		14.5%		13.5%
Tier 1 capital to risk-weighted assets ratio	6%	4%	(f)	16.2%		15.0%
Total capital to risk-weighted assets ratio	10%	8%	(f)	17.0%		16.3%
Leverage – guideline	5%	3% - 4%	(g)	5.4%		5.3%

The Bank of New York Mellon capital ratios (e):
Tier 1 capital to risk-weighted assets ratio	6%	4%		14.6%		14.0%
Total capital to risk-weighted assets ratio	10%	8%		15.1%		14.6%
Leverage	5%	3% - 4%	(g)	5.3%		5.4%

(a)
At Dec. 31, 2013, the estimated Basel III Tier 1 common equity ratio is based on our interpretation of the Final Capital Rules released by the Federal Reserve on July 2, 2013, on a fully phased-in basis. For periods prior to Dec. 31, 2013, these ratios were estimated using our interpretations of the NPRs dated June 7, 2012, on a fully phased-in basis. Both the Final Capital Rules and the NPRs require the Tier 1 common equity ratio to be the lower of the Standardized Approach or Advanced Approach. At Dec. 31, 2012, the ratio was higher under the Standardized Approach, and therefore was presented under the Advanced Approach.

(b)	See “Supplemental Information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 118 for a calculation of these ratios.

(c)
On a fully phased-in basis, we expect to satisfy a minimum Basel III Tier 1 common equity ratio of at least 7%, 4.5% attributable to a minimum common equity Tier 1 ratio and 2.5% attributable to a capital conservation buffer (expected to rise to 8%, assuming an additional G-SIB buffer of 1%).

(d)
Changes in January 2014 to the probable loss model associated with unsecured wholesale credit exposures within our Advanced Approach capital model will impact risk-wighted assets. The Company did not include the impact at Dec. 31, 2013. However, a preliminary estimate of the revised methodology to the portfolio at Sept. 30, 2013 would have added approximately 6% to the risk-weighted assets.

(e)
When in this Annual Report we refer to BNY Mellon’s or our bank subsidiary’s “Basel I” capital measures (e.g., Basel I Total capital or Basel I Tier 1 capital), we mean that capital measure, as calculated under the Federal Reserve’s risk-based capital rules that are based on the 1988 Basel Accord, which is often referred to as “Basel I”. Similarly, when in this Annual Report we refer to BNY Mellon’s “Basel III” capital measures (e.g., Basel III Tier 1 common equity), we mean that capital measure as calculated under the Final Capital Rules released by the Federal Reserve on July 2, 2013. Includes full capital credit for certain capital instruments outstanding at Dec. 31, 2013. A phase-out of non-qualifying instruments began on Jan. 1, 2014.

(f)	The minimum level required under current Basel I standards.

(g)	The minimum leverage ratio is 3% or 4%, depending on factors specified in regulations.

Our estimated Basel III Tier 1 common equity ratio (Non-GAAP) calculated under the Standardized Approach, and based on our interpretation of the Final Capital Rules, on a fully phased-in basis, was 10.6% at Dec. 31, 2013. At Dec. 31, 2012, the estimated Basel III Tier 1 common equity ratio which was calculated under the Advanced Approach based on our interpretation of the NPR’s, on a fully phased-in basis, was 9.8%. For additional information on the Final Capital Rules, see “Recent accounting and regulatory developments - Regulatory developments”.

BNY Mellon 61

Results of Operations (continued)

In 2013, net Basel III Tier 1 common equity increased $611 million. The table below presents the factors that impacted net Basel III Tier 1 common equity in 2013.

Basel III Tier 1 common equity generation
(in millions)	2013
Estimated Basel III Tier 1 common equity - Beginning of year balance	$14,199
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	2,047
Goodwill and intangible assets, net of related deferred tax liabilities	435
Gross Basel III Tier 1 common equity generated	2,482
Capital deployed:
Dividends	(681)
Common stock repurchased	(1,026)
Total capital deployed	(1,707)
Other comprehensive income (loss):
Foreign currency translation	151
Unrealized (loss) on assets available-for-sale	(963)
Pension liabilities	554
Unrealized gain on cash flow hedges	9
Total other comprehensive income (loss)	(249)
Additional paid-in capital (a)	517
Other (deductions):
Net pension fund assets	(464)
Deferred tax assets	(2)
Cash flow hedges	(9)
Embedded goodwill	63
Investment in unconsolidated subsidaries	(7)
Other	(13)
Total other (deductions)	(432)
Net Basel III Tier 1 common equity generated	611
Estimated Basel III Tier 1 common equity - End of year balance	$14,810

(a)	Primarily related to employee stock options and awards and employee benefit plan contributions.

Our Basel I Tier 1 capital ratio was 16.2% at Dec. 31, 2013 compared with 15.0% at Dec. 31, 2012. Our Basel I Tier 1 leverage ratio was 5.4% at Dec. 31, 2013 and 5.3% at Dec. 31, 2012. The increases in these ratios primarily reflect earnings retention and the issuance of noncumulative perpetual preferred stock, partially offset by share repurchases and the redemption of trust-preferred securities. The Basel I Tier 1 capital ratio was also impacted by an increase in risk-weighted assets, while the Basel I Tier 1 leverage ratio was impacted by an increase in average assets. The leverage ratio of The Bank of New York Mellon was 5.3% at Dec. 31, 2013 compared with 5.4% at Dec. 31, 2012. The decrease in the leverage ratio of The Bank of New York Mellon reflects an increase in average assets.

The Tier 1 capital and total capital ratios for The Bank of New York Mellon increased at Dec. 31, 2013 compared with Dec. 31, 2012. The increases in these ratios primarily reflect earnings retention, partially offset by an increase in risk-weighted assets.

At Dec. 31, 2013, the amounts of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceed the Basel I “well capitalized” thresholds are as follows.

Capital above thresholds at Dec. 31, 2013 (in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$11,535	$8,320
Total capital	7,896	4,880
Leverage	1,495	688

The following table shows the impact of a $1 billion increase or decrease in risk-weighted assets/quarterly average assets or a $100 million increase or decrease in common equity on the consolidated capital ratios at Dec. 31, 2013.

Potential impact to capital ratios as of Dec. 31, 2013
	Increase or decrease of
(basis points)	$100 million in common equity		$1 billion in risk-weighted assets/quarterly average assets (a)
Basel I:
Tier 1 capital	9	bps	14	bps
Total capital	9		15
Leverage	3		2
Basel III:
Estimated Tier 1 common equity ratio:
Standardized Approach	7	bps	8	bps
Advanced Approach	8		9

(a)	Quarterly average assets determined under Basel I regulatory rules. For Basel III, quarterly average assets are determined under the Final Capital Rules.

Our tangible BNY Mellon common shareholders’ equity to tangible assets of operations ratio was 6.8% at Dec. 31, 2013 and 6.4% at Dec. 31, 2012. The increase primarily reflects earnings retention and an increase in the value of our pension assets, partially offset by a decline in the value of our investment securities portfolio and share repurchases.

62 BNY Mellon

Results of Operations (continued)

At Dec. 31, 2013, we had $330 million of trust preferred securities outstanding which currently qualify as Tier 1 capital. Any decision to take action with respect to these trust preferred securities will be based on several considerations including interest rates, the availability of cash and capital, as well as the implementation of the Final Capital Rules.

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation-Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements” and “Risk Factors-Operational and Business Risk-Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.”

Capital ratios vary depending on the size of the balance sheet at quarter-end and the level and types of investments in assets. The balance sheet size fluctuates from quarter to quarter based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher. In addition, when markets experience significant volatility or stress, our balance sheet size may increase considerably as client deposit levels increase.

The following tables present the components of our Basel I Tier 1 and Total risk-based capital, the Basel I risk-weighted assets as well as average assets used for leverage capital purposes at Dec. 31, 2013 and Dec. 31, 2012.

Components of Basel I Tier 1 and total risk-based capital (a)	Dec. 31,
(in millions)	2013	2012
Tier 1 capital:
Common shareholders’ equity	$35,959	$35,363
Preferred stock	1,562	1,068
Trust preferred securities	330	623
Adjustments for:
Goodwill and other intangibles (b)	(20,001)	(20,445)
Pensions/cash flow hedges	891	1,454
Securities valuation allowance	(387)	(1,350)
Merchant banking investments	(19)	(19)
Total Tier 1 capital	18,335	16,694
Tier 2 capital:
Qualifying unrealized gains on equity securities	1	2
Qualifying subordinated debt	550	1,058
Qualifying allowance for credit losses	344	386
Total Tier 2 capital	895	1,446
Total risk-based capital	$19,230	$18,140
Total risk-weighted assets	$113,322	$111,180
Average assets for leverage capital purposes	$336,787	$315,273

(a)	On a regulatory basis as determined under Basel I rules.

(b)
Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,222 million at Dec. 31, 2013, and $1,310 million at Dec. 31, 2012 and deferred tax liabilities associated with tax deductible goodwill of $1,302 million at Dec. 31, 2013, and $1,130 million at Dec. 31, 2012.

BNY Mellon 63

Results of Operations (continued)

Components of Basel I risk-weighted assets (a)	Dec. 31,
	2013		2012
(in millions)	Balance sheet/ notional amount	Risk- weighted assets	Balance sheet/ notional amount	Risk- weighted assets
Assets:
Cash, due from banks and interest-bearing deposits in banks	$146,119	$8,121	$138,747	$9,756
Securities	99,052	21,753	100,824	23,227
Trading assets	12,098	397	9,378	—
Fed funds sold and securities purchased under resale agreements	9,161	629	6,593	275
Loans	51,657	31,545	46,629	27,664
Allowance for loan losses	(210)	—	(266)	—
Other assets	56,433	19,802	57,085	24,342
Total assets	$374,310	$82,247	$358,990	$85,264
Off-balance sheet exposure:
Commitments to extend credit	$34,057	$12,959	$31,286	$11,713
Securities lending	306,103	376	247,692	106
Standby letters of credit and other guarantees	7,752	7,832	8,398	7,640
Derivative instruments	1,240,492	3,762	1,203,392	3,852
Total off-balance sheet exposure	$1,588,404	$24,929	$1,490,768	$23,311
Market risk equivalent assets		6,146		2,605
Total risk-weighted assets		$113,322		$111,180
Average assets for leverage capital purposes		$336,787		$315,273

(a)	On a regulatory basis as determined under Basel I rules.

Issuer purchases of equity securities

Share repurchases - fourth quarter of 2013
(dollars in millions, except per share information; common shares in thousands)	Total shares repurchased	Average price per share	Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2013
October 2013	8,017	$31.71	8,017	$83
November 2013	2,051	32.41	2,051	16
December 2013	6	33.59	6	16
Fourth quarter of 2013 (a)	10,074	$31.85	10,074	$385	(b)

(a)
Includes 74 thousand shares repurchased at a purchase price of $2 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price per share of open market purchases was $31.85.

(b)
Represents the maximum value of the shares authorized to be repurchased through the first quarter of 2014, including employee benefit plan repurchases, in connection with the Federal Reserve’s non-objection to our 2013 capital plan.

On March 13, 2012, in connection with the Federal Reserve’s non-objection to our 2012 capital plan, the Board of Directors authorized a stock purchase program providing for the repurchase of an aggregate of $1.16 billion of common stock beginning in the second quarter of 2012 and continuing through the first quarter of 2013. On March 14, 2013, in connection with the Federal Reserve’s non-objection to our 2013 capital plan, the Board of Directors authorized a new stock purchase program providing for the repurchase of an aggregate of $1.35 billion of common stock beginning in the second quarter of 2013 and continuing through the first quarter of 2014.

64 BNY Mellon

Results of Operations (continued)

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers and facilitating customer trades. Positions managed for our own account are immaterial to our foreign exchange and other trading revenue and to our overall results of operations. The risk from market-making activities for customers is managed by our traders and limited in total exposure through a system of position limits, a value-at-risk (“VaR”) methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. The calculation of our VaR used by management and presented below assumes a one-day holding period, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. See Note 23 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.

The following tables indicate the calculated VaR amounts for the trading portfolio for the designated periods:

VaR (a)	2013
(in millions)	Average	Minimum	Maximum	Dec. 31,
Interest rate	$10.7	$6.8	$14.8	$7.7
Foreign exchange	1.1	0.4	2.4	0.6
Equity	2.5	1.1	4.4	2.3
Diversification	(3.0)	N/M	N/M	(2.4)
Overall portfolio	11.3	7.0	14.8	8.2

VaR (a)	2012
(in millions)	Average	Minimum	Maximum	Dec. 31,
Interest rate	$10.6	$5.0	$16.5	$10.7
Foreign exchange	1.7	0.2	4.8	0.7
Equity	1.9	0.9	3.4	1.8
Diversification	(3.3)	N/M	N/M	(2.7)
Overall portfolio	10.9	5.0	17.0	10.5

(a)
VaR figures do not reflect the impact of credit valuation adjustment (“CVA”) guidance in ASC 820. This is consistent with the regulatory treatment. VaR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.

N/M - Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

The interest rate component of VaR represents instruments whose values predominantly vary with the level or volatility of interest rates. These instruments include, but are not limited to: debt securities, mortgage-backed securities, swaps, swaptions, forward rate agreements, exchange-traded futures and options, and other interest rate derivative products.

The foreign exchange component of VaR represents instruments whose values predominantly vary with the level or volatility of currency exchange rates or interest rates. These instruments include, but are not limited to: currency balances, spot and forward transactions, currency options, and exchange-traded futures and options, and other currency derivative products.

The equity component of VaR is comprised of instruments that represent an ownership interest in the form of domestic and foreign common stock or other equity-linked instruments. These instruments include, but are not limited to: common stock, exchange-traded funds, Depositary Receipts, listed equity options (puts and calls), OTC equity options, equity total return swaps, equity index futures and other equity derivative products.

The diversification component of VaR is the risk reduction benefit that occurs when combining portfolios and offsetting positions, and from the correlated behavior of risk factor movements.

During 2013, interest rate risk generated 75% of average VaR, equity risk generated 18% of average VaR and foreign exchange risk accounted for 7% of average VaR. During 2013, our daily trading loss did not exceed our calculated VaR amount of the overall portfolio on any given day.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters. The dispersion of trading results was wider year-over-year reflecting fluctuations in foreign exchange revenue due mainly to changes in market volatility impacting spreads, changes in interest rates and the inclusion of CVA and overnight index swap (“OIS”) curve discounting, which began June 30, 2013.

BNY Mellon 65

Results of Operations (continued)

Distribution of trading revenues (losses) (a)
(dollar amounts in millions)	Quarter ended
	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Revenue range:	Number of days
Less than $(2.5)	1	—	—	—	—
$(2.5) - $0	—	4	1	3	6
$0 - $2.5	41	24	27	30	30
$2.5 - $5.0	20	32	24	27	24
More than $5.0	—	1	12	4	2

(a)	For quarters prior to June 30, 2013, the distribution of trading revenues (losses) does not reflect the impact of the CVA and corresponding hedge and OIS curve discounting.

Foreign exchange and other trading

Foreign exchange and other trading revenue totaled $674 million in 2013 and $692 million in 2012. In 2013, foreign exchange revenue totaled $608 million, an increase of 17% compared with $520 million in 2012 driven by higher volumes and volatility. Other trading revenue totaled $66 million in 2013 compared with $172 million in 2012. The decrease primarily reflects lower fixed income trading revenue due to lower derivatives trading revenue and a loss on inventory driven by higher interest rates. Foreign exchange revenue and fixed income trading revenue is reported in the Investment Services business and the Other segment. Equity/other trading revenue is primarily reported in the Other segment.

Trading assets include debt and equity instruments and derivative assets, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading assets were $12 billion at Dec. 31, 2013 compared with $9 billion at Dec. 31, 2012. The increase in trading assets primarily resulted from a higher level of securities inventory, primarily U.S. equity securities and Agency RMBS as we expand our broker-dealer business.

Trading liabilities include debt and equity instruments, and derivative liabilities, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading liabilities were $7 billion at Dec. 31, 2013 compared with $8 billion at Dec. 31, 2012.

Under our mark-to-market methodology for derivative contracts, an initial “risk-neutral” valuation is performed on each position assuming time-discounting based on a AA credit curve. In addition,

we consider credit risk in arriving at the fair value of our derivatives.

As required by ASC 820, Fair Value Measurements and Disclosures, we reflect external credit ratings as well as observable credit default swap spreads for both ourselves as well as our counterparties when measuring the fair value of our derivative positions. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties. In addition, in cases where a counterparty is deemed impaired, further analyses are performed to value such positions.

At Dec. 31, 2013, our over-the-counter (“OTC”) derivative assets of $4.2 billion included a CVA deduction of $26 million. Our OTC derivative liabilities of $5.6 billion included a debit valuation adjustment (“DVA”) of $9 million related to our own credit spread. Net of hedges, the CVA decreased $29 million and the DVA decreased $12 million in 2013. The net impact of these adjustments increased foreign exchange and other trading revenue by $17 million in 2013.

At Dec. 31, 2012, our OTC derivative assets of $5.1 billion included a CVA deduction of $103 million. Our OTC derivative liabilities of $7.0 billion included a DVA of $29 million related to our own credit spread. Net of hedges, the CVA decreased $80 million and the DVA decreased $16 million in 2012. The net impact of these adjustments increased foreign exchange and other trading revenue by $64 million in 2012.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure. This information indicates the degree of risk to which we are exposed. Significant changes in ratings classifications for our foreign exchange and other trading activity could result in increased risk for us. The changes year-over-year were impacted by a decrease in aggregate exposure across the portfolio primarily impacting both the AAA to AA- and the BBB+ to BBB- categories. The decreases were largely driven by increases in swap rates over the year which caused certain exposures to decline in value.

66 BNY Mellon

Results of Operations (continued)

Foreign exchange and other trading counterparty risk rating profile (a)
	Quarter ended
	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
Rating:
AAA to AA-	38%	37%	41%	35%	32%
A+ to A-	35	40	38	43	47
BBB+ to BBB-	22	19	17	16	16
Non-investment grade (BB+ and lower)	5	4	4	6	5
Total	100%	100%	100%	100%	100%

(a)	Represents credit rating agency equivalent of internal credit ratings.

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

The following table shows net interest revenue sensitivity for BNY Mellon:

Estimated changes in net interest revenue
(dollars in millions)	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013
up 200 bps parallel rate ramp vs. baseline (a)	$607	$351	$402	$617	$677
up 100 bps parallel rate ramp vs. baseline (a)	435	311	324	387	466
Long-term up 50 bps, short-term unchanged (b)	128	142	130	174	44
Long-term down 50 bps, short-term unchanged (b)	(93)	(114)	(123)	(144)	(47)

(a)	In the parallel rate ramp, both short-term and long-term rates move in four equal quarterly increments.

(b)	Long-term is equal to or greater than one year.

BNY Mellon 67

Results of Operations (continued)

The 100 basis point ramp scenario assumes rates increase 25 basis points in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter increase.

Our net interest revenue sensitivity table above incorporates assumptions about the impact of changes in interest rates on depositor behavior based on historical experience. Given the current historically low interest rate environment, a rise in interest rates could lead to higher depositor withdrawals than historically experienced.

Growth or contraction of deposits could also be affected by the following factors:

•	Monetary policy;

•	Global economic uncertainty;

•	Our ratings relative to other financial institutions’ ratings; and

•	Money market mutual fund and other regulatory reform.

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

Estimated changes in EVE	Dec. 31, 2013
Rate change:
up 200 bps vs. baseline	(4.2)%
up 100 bps vs. baseline	(2.0)%

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

The asymmetrical accounting treatment of the impact of a change in interest rates on our balance sheet may create a situation in which an increase in interest rates can adversely affect reported equity and regulatory capital, even though economically there may be no impact on our economic capital position. For example, an increase in rates will result in a decline in the value of our available-for-sale securities portfolio, which will be reflected through a reduction in other comprehensive income in our shareholders’ equity thereby affecting our tangible common equity (“TCE”) ratios. Under current accounting rules, to the extent the fair value option provided in ASC 825 is not applied, there is no corresponding change on our fixed liabilities, even though economically these liabilities are more valuable as rates rise.

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2013, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in TCE ratio (in basis points)	Dec. 31, 2013
up 200 bps vs. baseline	(83)
up 100 bps vs. baseline	(41)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2013, net investments in foreign operations totaled $12 billion and were spread across 13 foreign currencies.

68 BNY Mellon

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

BNY Mellon 69

Risk Management (continued)

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

The following table presents the primary types of risk typically embedded in on- and off-balance-sheet instruments.

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

70 BNY Mellon

Risk Management (continued)

The following chart provides a guide to the primary risks inherent in our businesses. Liquidity risk is managed on a stand-alone basis at the Consolidated and Bank levels. Management of liquidity risk is the responsibility of the Corporate Treasury Group which is reported in the Other segment. The percentages below are based on the allocation of economic capital at Dec. 31, 2013 to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a target debt rating.

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

Operational/business risk management

We have established operational/business risk management as an independent risk discipline. The Operational Risk Management (“ORM”) Group and Information Risk Management (“IRM”) Group report to the Chief Risk Officer. The organizational framework for operational/business risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

•
Board Oversight and Governance - The Risk Committee of the Board approves and oversees our operational/business risk management strategy in addition to credit and market risk. The Risk Committee meets regularly to review and approve operational/business risk management initiatives, discuss key risk issues, and review the effectiveness of the risk management systems.

•
Accountability of Businesses - Business managers are responsible for maintaining an effective system of internal controls commensurate with their risk profiles and in accordance with BNY Mellon policies and procedures.

•
ORM Group - The ORM Group is responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the ORM group are to promote effective risk management, identify emerging risks, create incentives for generating

BNY Mellon 71

Risk Management (continued)

continuous improvement in controls, and to optimize capital.

•
IRM Group - The IRM Group is responsible for developing policies, methods and tools for identifying, assessing, measuring, monitoring and governing information and technology risk for BNY Mellon. The IRM Group partners with the businesses to help maintain and protect the confidentiality, integrity, and availability of the firm’s information and technology assets from internal and external threats such as cyber attacks.

Market risk

In addition to the Risk Committee and SRMC, oversight of market risk is performed by certain committees and through executive review meetings. Detailed reviews of derivative trading positions and stress tests results are conducted during the Global Markets Weekly Risk Review. Senior managers from Risk Management, Finance and Sales and Trading attend the review.

Regarding the Treasury function, oversight is provided by the Treasury Risk Committee, bi-weekly Portfolio Management Group risk meetings, Business Risk meetings, and numerous portfolio reviews.

Business Risk meetings for the Global Markets business also provide a forum for market risk oversight. The goal of Business Risk meetings, which are held at least quarterly, is to review key risk and control issues and related initiatives facing all lines of business including Global Markets. The following activities are also addressed during Business Risk meetings:

•	Reporting of all new Monitoring Limits and changes to existing limits; and

•	Monitoring of trading exposures, VaR, market sensitivities and stress testing results.

The Derivatives Documentation Committee reviews and approves variations in the Company’s documentation standards as it relates to derivative transactions. In addition, this committee reviews all outstanding confirmations to identify potential exposure to the Company. Finally, the Risk Quantification and Modeling Committee validates and reviews back-testing results for the Company’s VaR model.

Credit risk

To balance the value of our activities with the credit risk incurred in pursuing them, we set and monitor internal credit limits for activities that entail credit risk, most often on the size of the exposure and the maximum maturity of credit extended. For credit exposures driven by changing market rates and prices, exposure measures include an add-on for such potential changes.

We manage credit risk at both the individual exposure level as well as the portfolio level.  Credit risk at the individual exposure level is managed through our credit approval system and involves four approval levels up to and including the Chief Risk Officer of the Company.  The requisite approvals are based upon the size and relative risk of the aggregate exposure under consideration.  The Credit Risk Group is responsible for approving the size, terms and maturity of all credit exposures as well as the ongoing monitoring of the creditworthiness of the counterparty.  In addition, they are responsible for assigning and maintaining the risk ratings on each exposure.

Credit risk management at the portfolio level is supported by the Basel & Capital Adequacy Group, within the Risk Management and Compliance Sector. The Basel & Capital Adequacy Group is responsible for calculating two fundamental credit measures. First, we project a statistically probable credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Credit loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” For institutional lending, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/Counterparties are assigned ratings by Credit Portfolio Managers (“CPMs”) and the Chief Credit Officer (“CCO”) on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss-given-default ratings (on a 7-grade scale) that reflect the transactions’ structures including the effects of guarantees, collateral, and relative seniority of position.

The second fundamental measurement of credit risk calculated by the Basel & Capital Adequacy Group is

72 BNY Mellon

Risk Management (continued)

called economic capital. Our economic capital model estimates the capital required to support the overall credit risk portfolio. Using a Monte Carlo simulation engine and measures of correlation among borrower defaults, the economic model examines extreme and highly unlikely scenarios of portfolio credit loss in order to estimate credit-related capital, and then allocates that capital to individual borrowers and exposures. The credit-related capital calculation supports a second tier of policy standards and limits by serving as an input to both profitability analysis and concentration limits of capital at risk with any one borrower, industry or country.

The Basel & Capital Adequacy Group is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss and economic capital. These methodologies and input estimates are regularly evaluated to ensure their appropriateness and accuracy. As new techniques and data become available, Basel & Capital Adequacy attempts to incorporate, where appropriate, those techniques or data.

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

The Board of Directors is ultimately responsible for the liquidity risk of the Company and approves the liquidity risk tolerances. The Asset Liability Committee (“ALCO”) is the senior management committee responsible for the oversight of liquidity management. ALCO is responsible to ensure that Board approved strategies, policies, and procedures for managing liquidity are appropriately executed. Senior management is also responsible for regularly reporting the liquidity position of the Company to the Board of Directors. The Treasury Risk Committee is responsible for reviewing liquidity stress tests and various liquidity metrics including contractual cash flow gaps for liquidity, liquidity stress metrics and ratios, Liquidity Coverage Ratio, Net Stable Funding Ratio and client deposit concentration. The Treasury Risk Committee approves and validates stress test methodologies and assumptions.

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

When monitoring liquidity, we evaluate multiple metrics to ensure ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, debt spreads, peer ratios, liquid assets, unencumbered collateral, funding sources and balance sheet liquidity ratios. We monitor the revised Basel III liquidity coverage ratio and continue to evaluate the U.S. banking agencies’ proposal for the Basel III LCR. Internal ratios we currently monitor as part of our standard analysis include total loans as a percentage of total deposits, deposits as a percentage of total interest-earning assets, foreign deposits as a percentage of total interest-earnings assets, purchased funds as a percentage of total interest-earning assets, liquid assets as a percentage of total interest-earning assets, liquid assets as a percentage of purchased funds, and discount window collateral and central bank deposits as a percentage of total deposits. All of these internal ratios exceeded our minimum guidelines at Dec. 31, 2013.

BNY Mellon 73

Risk Management (continued)

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

Economic capital required

BNY Mellon has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a target debt rating. We quantify economic capital requirements for the risks inherent in our business activities using statistical modeling techniques and then aggregate them at the consolidated level. A capital reduction, or diversification benefit, is applied to reflect the unlikely event of experiencing an extremely large loss in each type of risk at the same time. Economic capital requirements are directly related to our risk profile. As such, it has become a part of our internal capital adequacy assessment process and, along with regulatory capital, are a key component to ensuring that the actual level of capital is commensurate with our risk profile and sufficient to provide the financial flexibility to undertake future strategic business initiatives.

The framework and methodologies to quantify each of our risk types have been developed by the Basel & Capital Adequacy Group and are designed to be consistent with our risk management principles. The framework has been approved by senior management and has been reviewed by the Risk Committee of the Board of Directors. Due to the evolving nature of quantification techniques, we expect to continue to refine the methodologies used to estimate our economic capital requirements.

The following table presents our economic capital required at Dec. 31, 2013, on a consolidated basis.

Economic capital required at Dec. 31, 2013
(in millions)
Credit	$2,875
Market	1,968
Operational	3,492
Other	(26)
Economic capital required - consolidated	$8,309

Basel I Tier 1 common equity	$16,443

Capital cushion	$8,134

Global compliance

Our global compliance function provides leadership, guidance, and oversight to help our businesses identify applicable laws and regulations and implement effective measures to meet the specific requirements. Compliance takes a proactive approach by anticipating evolving regulatory standards and remaining aware of industry best practices, legislative initiatives, competitive issues, and public expectations and perceptions. The function uses its global reach to disseminate information about compliance-related matters throughout BNY Mellon. The Chief Compliance and Ethics Officer reports to the Chief Risk Officer, is a member of key committees of BNY Mellon and provides regular updates to the Risk Committee of the Board of Directors.

74 BNY Mellon

Risk Management (continued)

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

BNY Mellon 75

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

The financial services industry has been the subject of enhanced regulatory scrutiny in recent years globally, and we expect this trend to continue in the future. Our business has been subject to myriad new global reform measures. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), when fully implemented, will significantly restructure the financial regulatory regime in the United States and enhance supervision and prudential standards for bank holding companies (“BHCs”) like BNY Mellon. The implications of the Dodd-Frank Act for our businesses will depend to a large extent on the manner in which forthcoming rules are implemented by the primary U.S. financial regulatory agencies - the Federal Reserve, the FDIC, the OCC, the SEC and the Commodity Futures Trading Commission (the “CFTC”). The implications will also depend upon changes in market practices and structures in response to the requirements of the Dodd-Frank Act and financial reforms in other jurisdictions. Many aspects of the Dodd-Frank Act remain subject to further rulemaking, take effect over various transition periods, or contain other elements that make it difficult to precisely anticipate their final impact. The Dodd-Frank Act contains many major domestic reforms that will eventually apply to BNY Mellon and that will affect its businesses and those of its clients not only domestically but also internationally. In addition, other national and global reform measures that are being considered or have been adopted by various policy makers (including the U.S. implementation of the Basel III capital and liquidity framework) may materially impact us. Relevant regulatory initiatives, whether national or global, are discussed further below.

Enhanced Prudential Standards

Sections 165 and 166 of the Dodd-Frank Act direct the Federal Reserve to enact heightened prudential standards applicable to BHCs with total consolidated assets of $50 billion or more, such as BNY Mellon, and certain designated nonbank financial companies (generally referred to as “systemically important financial institutions” or “SIFIs”). Dodd-Frank mandates that the requirements applicable to SIFIs be more stringent than those applicable to other financial companies. In December 2011, the Federal Reserve issued for public comment a notice of proposed rulemaking, which we refer to as the “Proposed SIFI Rules,” establishing enhanced prudential standards for:

•	risk-based capital requirements and leverage limits;

•	liquidity requirements;

•	single-counterparty credit exposure limits;

•	stress testing of capital;

•	overall risk management requirements; and

•	remedial actions that SIFIs must take during the early stages of financial distress if specified trigger events occur (referred to as the “early remediation provisions”).

The rules addressing stress testing of capital were finalized and effective commencing with the third quarter of 2013. In February 2014, the Federal Reserve adopted rules (“Final SIFI Rules”) to implement the liquidity and risk management requirements of the Proposed SIFI Rules. Beginning Jan. 1, 2015, the rules require BHCs with $50 billion or more in total consolidated assets to comply with enhanced liquidity and overall risk management standards, including a buffer of highly liquid assets based on projected funding needs for 30 days, and increased involvement by boards of directors in liquidity and overall risk management. The liquidity buffer is in addition to the U.S. banking agencies’ proposal on minimum liquidity standards discussed below and described by the Federal Reserve as being “complementary” to those liquidity standards. The Federal Reserve has not yet adopted final rules addressing the Proposed SIFI Rules’ single-

76 BNY Mellon

Supervision and Regulation (continued)

counterparty credit limits or early remediation provisions.

The Final SIFI Rules do not address single-counterparty credit limits, short-term debt limits, or early remediation provisions.  The Federal Reserve noted that it is still developing the single-counterparty credit limit rule, taking into account the Basel Committee’s large exposure limits.

Similar to the single-counterparty credit limits in the Proposed SIFI Rules, the Basel Committee released a Consultative Document in March 2013 outlining a supervisory framework for measuring and controlling large exposures. The framework is conceptually analogous to the single-counterparty exposure limits in the proposed SIFI rules; however, it differs from the U.S. proposal in multiple ways, including exposure measurement methodologies and the base denominator for calculating credit exposure limits.

The Basel’s Committee’s large exposures proposal includes specific proposals for the treatment of securities finance transactions, including securities lending transactions. As proposed, the framework eschews credit exposure measurement methodologies for securities finance transactions that firms have developed to comply with previous risk-based capital rules. Instead, the proposal includes a risk-insensitive measurement methodology that relies on static collateral haircuts.

Capital Planning and Stress Testing

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its bank subsidiaries and other subsidiaries. Dividends and interest from its subsidiaries are the Parent’s principal sources of funds to make capital contributions or loans to its subsidiaries, to service its own debt, to honor its guarantees of debt issued by its subsidiaries or of trust preferred securities issued by a trust or to make its own capital distributions. Various federal and state statutes and regulations limit the amount of dividends that may be paid to the Parent by our bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The OCC, the Federal Reserve and the FDIC have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the Federal Deposit Insurance Act, as amended (the “FDI Act”), an insured depository institution may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

In general, the amount of dividends that may be paid by The Bank of New York Mellon, BNY Mellon, N.A., The Bank of New York Mellon Trust Company, National Association and BNY Mellon Trust Company of Delaware is limited to the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared and paid by the entity in any calendar year exceeds the current year’s net income combined with the retained net income of the two preceding years, unless the entity obtains prior regulatory approval. Under the undivided profits test, a dividend may not be paid in excess of the entity’s “undivided profits” (generally, accumulated net profits that have not been paid out as dividends or transferred to surplus). The ability of its bank subsidiaries to pay dividends to the Parent may also be affected by various minimum capital requirements for banking organizations.

BNY Mellon’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s CCAR, implementing its capital plan rules. These rules require BHCs having $50 billion or more in total consolidated assets (including BNY Mellon) to submit annual capital plans to their respective Federal Reserve Bank. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plans. BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed

BNY Mellon 77

Supervision and Regulation (continued)

by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet, for each quarter throughout the nine-quarter planning horizon covered by the capital plan, all minimum regulatory capital ratios under applicable capital rules as in effect for that quarter as well as all minimum regulatory capital ratios and maintain a Tier 1 common to risk-weighted assets ratio of at least 5% calculated under existing general risk-based capital rules as currently in effect, in each case on a pro forma basis under the base case and stressful scenarios (including a severely adverse scenario provided by the Federal Reserve). The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios and maintain a Tier 1 common to risk-weighted assets ratio of at least 5%.

The purpose of CCAR is to ensure that these BHCs have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. The CCAR rule, consistent with prior Federal Reserve Board guidance, provides that capital plans contemplating dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny. BNY Mellon’s common stock dividend payout ratio was 33% in 2013, or 26% after adjusting for the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits.

We submitted our 2014 capital plan to the Federal Reserve on Jan. 6, 2014. The Federal Reserve has indicated that it expects to publish either its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, on March 26, 2014. We anticipate announcing our 2014 capital plan shortly thereafter.

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include the new Dodd-Frank Act stress tests (“DFAST”), which were adopted in final form in October 2012. The CCAR and Dodd-Frank stress testing requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis.

Under these DFAST regulations, we are required to undergo regulatory stress tests conducted by the Federal Reserve annually, and to conduct our own internal stress tests pursuant to regulatory requirements twice annually. In addition, The Bank of New York Mellon is required to conduct its own annual internal stress test (although this bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). These requirements, which began in the fourth quarter of 2012, involve both company-run and supervisory-run testing of capital under various scenarios, including baseline, adverse and severely adverse scenarios provided by the appropriate banking regulator. Results from our annual company-run stress tests are reported to the appropriate regulators and published. We published the results of our company-run stress test on March 14, 2013, and the results of our company-run mid-year stress test on Sept. 16, 2013.

Capital Requirements - Existing U.S. Requirements

As a BHC, we are subject to consolidated regulatory capital rules administered by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. These requirements are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet financial instruments.

The U.S. banking agencies’ capital rules have been based on three main components:

•
Risk-based capital rules applicable to all banking organizations based on the Basel Committee on Banking Supervision’s 1988 agreement, International Convergence of Capital and Measurement Standards (“Basel I”). The banking agencies refer to these rules as the “general risk-based capital rules”.

•
Risk-based capital rules applicable to banking organizations having $250 billion or more in total consolidated assets or $10 billion or more in foreign exposures (including BNY Mellon), based upon the advanced internal ratings-based approach for credit risk and the advanced

78 BNY Mellon

Supervision and Regulation (continued)

measurement approach for operational risk within the Basel Committee on Banking Supervision’s comprehensive June 2006 release, International Convergence of Capital Measurement and Capital Standards: A Revised Framework (“Basel II”). The agencies refer to these rules as the “Advanced Approaches” risk-based capital rules.

•	A Tier 1 leverage ratio that measures Tier 1 capital to total assets.

In addition, the risk-based capital rules incorporate a measure for market risk in foreign exchange and commodity activities and in the trading of debt and equity instruments. The market risk-based capital rules require banking organizations with significant trading activities to maintain capital for market risk in an amount calculated by using the banking organizations’ own internal value-at-risk models, subject to parameters set by the regulators. Effective Jan. 1, 2013, the U.S. banking agencies made substantial amendments to their market risk rules implementing revisions, commonly known as “Basel II.5”, that the Basel Committee had made to the Basel framework’s market risk provisions.

General Risk-Based Capital Rules

Under the agencies’ general risk-based capital rules based on Basel I, the risk-based capital ratio is determined by dividing the sum of the capital components (Tier 1 and Tier 2 capital) by risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit). The required minimum ratio of total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets is 8.0%. The required minimum ratio of Tier 1 capital to risk-adjusted assets is 4.0%.

The general risk-based capital rules provide that voting common stockholders’ equity should be the predominant element within Tier 1 capital and that banks should avoid over-reliance on non-common equity elements. Risk-adjusted assets are determined by classifying assets and certain off-balance sheet items into weighted categories. These rules are minimum standards based primarily on broad credit-risk considerations and do not take into account the other types of risk to which a banking organization may be exposed. The federal banking agencies retain significant discretion to set higher capital requirements for categories of banks or for an individual bank as situations warrant. At Dec. 31, 2013, BNY Mellon’s Tier 1 capital to risk-adjusted assets and Total capital to risk-adjusted assets ratios were 16.2% and 17.0%, respectively.

Advanced Approaches Risk-Based Capital Rules

The U.S. banking agencies’ Advanced Approaches risk-based capital rules are based on Basel II’s Advanced Approaches. On Feb. 21, 2014, the Federal Reserve announced that BNY Mellon had been approved to exit parallel run reporting for U.S. regulatory capital purposes, and will transition from the general risk-based capital rules to the Final Capital Rules’ Advanced Approaches, effective starting in the second quarter of 2014, subject to ongoing qualification. We will be required to comply with advanced approaches reporting and public disclosures commencing on June 30, 2014. This means, among other things, for purposes of determining whether we meet minimum risk-based capital requirements, starting with the second quarter of 2014 our common equity Tier 1 capital ratio, Tier 1 capital ratio, and total capital ratio will be the lower of that calculated under the general risk-based capital rules (during 2014 these ratios are determined using a Basel III numerator and Basel I risk-weightings) and under the Advanced Approaches rule.

Capital Requirements - Basel III Final Capital Rules and Proposals

In July 2013, the U.S. banking agencies approved the Final Capital Rules. The Final Capital Rules are largely based on the Basel Committee’s December 2010 final capital framework for strengthening international capital standards, now officially identified by the Basel Committee as “Basel III”, and also implement, through the new “Standardized Approach” discussed below, a revised calculation of risk-weighted assets that, effective Jan. 1, 2015, will replace the calculation of risk-weighted assets under the existing general risk-based capital rules. The Final Capital Rules:

•	Redefine the components of capital in the numerator of regulatory capital ratios in a more narrow way than existing standards;

•	Increase the minimum risk-based capital ratios under the general risk-based capital rules and the Advanced Approaches;

•	Change the measure of risk-weighted assets in the denominator of the general risk-based capital rules according to the “Standardized Approach,”

BNY Mellon 79

Supervision and Regulation (continued)

so that the Standardized Approach is the new “general risk-based capital” standard;

•	Change the measure of risk-weighted assets in the denominator of the risk-based capital ratios in the agencies’ Advanced Approaches rules;

•	Establishes a capital conservation buffer;

•	Introduces a countercyclical capital buffer for advanced approaches banking organizations; and

•	Establishes a supplementary leverage ratio for advanced approaches banking organizations.

The Final Capital Rules allow a graduated implementation schedule that began on Jan. 1, 2014 for Advanced Approaches banking organizations, including BNY Mellon and will be substantially phased-in by 2019. The applicable transition periods for the revised minimum regulatory capital ratios, definitions of regulatory capital, and regulatory capital adjustments and deductions also began on Jan. 1, 2014. In addition, BNY Mellon must begin using the new Standardized Approach risk-weightings on Jan. 1, 2015 (during 2014 Basel III looks to Basel I’s risk-weightings in lieu of its Standardized Approach); meet the minimum ratios for the capital conservation buffer and countercyclical capital buffer during the transition period beginning on Jan. 1, 2016; and begin compliance with the new Basel III-based supplementary leverage ratio on Jan. 1, 2018.

The Final Capital Rules do not address certain matters concerning financial institution capital, liquidity and related matters expected to be the subject of regulation in the near term. These items include U.S. implementation of capital surcharges for global systemically important banks (“G-SIBs”) (for which BNY Mellon was originally provisionally assigned a 1.5% surcharge, but which has been reduced to 1.0% at the international level), Basel III’s liquidity standards, loss absorbency standards designed to facilitate a holding company “single point of entry” resolution under Title II of the Dodd-Frank Act, and capital charges designed to discourage overreliance on short-term wholesale funding practices.

New Minimum Capital Ratios and Capital Buffers

Consistent with the terms of the Basel III Framework and the Dodd-Frank Act, the Final Capital Rules require Advanced Approaches banking institutions to satisfy three minimum risk-based capital ratios using both the new Standardized Approach risk-weightings on Jan. 1, 2015 (during 2014 Basel III looks to Basel

I’s risk weightings in lieu of the Standardized Approach) and the Advanced Approach (for BNY Mellon, commencing with the second quarter of 2014):

•	a common equity Tier 1 (“CET1”) ratio of 4.0% as of Jan. 1, 2014, increasing to 4.5% beginning Jan. 1, 2015;

•	a Tier 1 capital ratio of 5.5% on Jan. 1, 2014, increasing to 6.0% beginning Jan. 1, 2015; and

•	a total capital ratio of 8.0% (unchanged from the existing general risk-based capital rules).

In addition, these minimum ratios will be supplemented by a new capital conservation buffer that phases in, beginning on Jan. 1, 2016, in increments of 0.625% per year until it reaches 2.5% on Jan. 1, 2019. BNY Mellon expects the 2.5% capital conservation buffer, as applied to it, to increase by an assumed additional G-SIB buffer applicable to BNY Mellon of 1%, noted above.

The capital conservation buffer is designed to absorb losses during periods of economic stress and applies to all banking organizations. Banking organizations with a ratio of common equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) are expected to face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

During periods of excessive growth the capital conservation buffer may be expanded up to an additional 2.5% through the imposition of a countercyclical capital buffer. The countercyclical capital buffer, when applicable, applies only to advanced approaches banking organizations. The countercyclical capital buffer is initially set to zero, but it could increase if the banking agencies determine that there is excessive credit in the markets that could lead to wide-spread market failure.

At Dec. 31, 2013, our estimated Basel III common equity Tier 1 ratio was 11.3% under the Advanced Approaches and 10.6% under the Standardized Approach, both on a fully phased-in basis based on our understanding of the Final Capital Rules and the final market risk rules.

80 BNY Mellon

Supervision and Regulation (continued)

New Measure of Capital

The Final Capital Rules, like Basel III, provide for a number of new deductions from and adjustments to common equity Tier 1 capital. These include, for example, providing that unrealized gains and losses on all available for sale debt securities may not be filtered out for regulatory capital purposes, and the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from Tier 1 common equity to the extent that any one such category exceeds 10% of common equity Tier 1 or all such categories in the aggregate exceed 15% of common equity Tier 1.

The Final Capital Rules redefine regulatory capital elements resulting in, among other things, cumulative perpetual preferred stock and trust preferred instruments no longer qualifying as Tier 1 capital, subject to a phase-out schedule. Non-qualifying capital instruments, such as trust preferred securities, that were issued and included in Tier 1 or Tier 2 capital prior to May 19, 2010 (and that are also outstanding on the effective date of the final rule) may continue to be included in Tier 1 or Tier 2 capital up to the following percentages: calendar year 2014:  50%; calendar year 2015:  25%; and calendar year 2016 and later dates:  0%. Certain non-qualifying instruments no longer eligible for inclusion in Tier 1 capital may still be included in Tier 2 capital over a gradual phase-out schedule terminating in 2022. At Dec. 31, 2013, BNY Mellon had $330 million of outstanding trust preferred securities.

New General Risk-Based Capital Rules: Standardized Approach

The Final Capital Rules amend the agencies’ general risk-based capital rules, replacing the risk-weight categories used to calculate risk-weighted assets in the denominator of capital ratios with a broader array of risk weighting categories that are intended to be more risk sensitive, known as the “Standardized Approach.” The new risk-weights for the Standardized Approach range from 0% to 1,250% compared with the risk-weights of 0% to 100%, in general, in the Basel I risk-based capital rules. Higher risk-weights would apply to a variety of exposures, including certain securitization exposures, equity exposures, claims on securities firms and exposures to counterparties on over-the-counter derivatives. Compared with Basel I, the risk-

weighting changes likely to have significance for BNY Mellon are the application of the collateral haircut approach to securities lending, the replacement of the 20% risk-weight for banks with OECD country risk classification ratings, the increased risk-weights for securitizations, the removal of the 50% risk-weight cap on derivative transactions, application of 1,250% risk-weight to default fund contribution and the elimination of the 0% risk-weight for commitments of less than one year.

Concerning securities finance transactions, including transactions in which we serve as agent and provide securities replacement indemnification to a securities lender, the Final Capital Rules do not permit a banking organization to use a simple VaR approach to calculate exposure amounts for repo-style transactions or to use internal models to calculate the exposure amount for the counterparty credit exposure for repo-style transactions under the Standardized Approach (although these methodologies are included in the Advanced Approaches). Under the Standardized Approach, a banking organization may use a collateral haircut approach to recognize the credit risk mitigation benefits of financial collateral that secures a repo-style transaction, including an agented securities lending transaction, among other transactions.  To apply the collateral haircut approach, a banking organization must determine the exposure amount and the relevant risk weight for the counterparty or guarantor.  Banking organizations may calculate market price volatility and foreign exchange volatility using their own internal estimates with prior written approval of their primary Federal supervisor.

Tier 1 and Supplementary Leverage Ratios

As noted above, the U.S. banking agencies historically have required banks to meet a minimum Tier 1 leverage ratio. The Final Capital Rules retain this Tier 1 leverage ratio but now require a minimum 4% ratio for all banking organizations (eliminating the existing exception for certain banking organization to maintain only a 3% minimum).  On Dec. 31, 2013, the Tier 1 leverage ratio for The Bank of New York Mellon Corporation was 5.4% and our primary banking subsidiary, The Bank of New York Mellon, was 5.3%.

The Final Capital Rules also implement a new 3% Basel III-based supplementary leverage ratio for Advanced Approaches banking organizations,
BNY Mellon 81

Supervision and Regulation (continued)

including BNY Mellon, to become effective Jan. 1, 2018. Unlike the Tier 1 leverage ratio, the supplementary leverage ratio includes certain off-balance sheet exposures in the denominator, including the potential future credit exposure of derivative contracts and 10% of the notional amount of unconditionally cancellable commitments.

Subsequent to the U.S. banking agencies’ adoption of the Final Capital Rules:

•
The Basel Committee finalized (in Jan. 2014) modifications to the Basel III supplementary leverage ratio. Those modifications would adjust the supplementary leverage ratio’s denominator (referred to as the “exposure amount”) by making changes to the calculation of the exposure amount attributable to certain derivatives exposures and certain securities financing transactions but would retain the minimum Tier 1 supplementary leverage ratio requirement of 3%.

•
The U.S. banking agencies proposed to increase the minimum supplementary leverage ratio requirement for the largest U.S. banks (those deemed to be G-SIBs). The agencies’ proposal would require BNY Mellon and other bank holding companies that are G-SIBs to maintain a 5% supplementary Tier 1 leverage ratio (comprised of the current minimum requirement of 3% plus a 2% buffer) and require bank subsidiaries of those bank holding companies, in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below, to maintain a 6% supplementary Tier 1 leverage ratio. The agencies have not yet acted upon these proposals.

Prompt Corrective Action

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions the less capital the institution holds.

A depository institution is deemed to be “well capitalized” if the depository institution has a total risk-based capital ratio of at least 10.0%; Tier 1 risk-based capital ratio of at least 6.0%; and Tier 1 leverage ratio of at least 5.0%. FDICIA’s prompt corrective action provisions only apply to depository institutions and not to BHCs. The Federal Reserve’s regulations applicable to BHCs do include a concept of a “well capitalized” BHC, defined as one maintaining a total risk-based capital ratio of at least 10.0% and a Tier 1 risk-based capital ratio of at least 6.0% (but not a leverage measure). A bank holding company that is not well capitalized under that definition (or whose bank subsidiaries are not well capitalized and well managed under applicable prompt corrective action standards) may not become a financial holding company and, if it is a financial holding company but then falls out of well-capitalized status, may be restricted in certain of its activities and ultimately may lose financial holding company status.

The Final Capital Rules establish revised “well capitalized” thresholds for insured depository institutions under the federal banking agencies’ prompt corrective action framework. Under the Final Capital Rules, an insured depository institution is deemed to be “well capitalized” if it has:

•	a Tier 1 common equity ratio of at least 6.5%;

•	a Tier 1 capital ratio of at least 8%;

•	a total capital ratio of at least 10%; and

•	a Tier 1 leverage ratio of at least 5%.

Effective January 2018, the Final Capital Rules also require an Advanced Approaches institution to maintain a supplementary leverage ratio of at least 3% to qualify for the “adequately capitalized” status but does not have a minimum supplementary leverage ratio requirement to meet “well capitalized” status. However, as noted above, the U.S. banking agencies proposed revisions to the supplementary leverage ratio that would establish a supplementary leverage ratio “well capitalized” threshold of 6% for covered insured depository institutions, including The Bank of New York Mellon.

At Dec. 31, 2013, BNY Mellon and all of its bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them noted above. A bank’s capital category, however, is determined solely for the purpose of applying the prompt corrective action rules and may not be an accurate

82 BNY Mellon

Supervision and Regulation (continued)

representation of the bank’s overall financial condition or prospects.

Liquidity Standards - Basel III and U.S. Proposals

Historically, regulation and monitoring of bank and BHC liquidity principally have been addressed as a supervisory matter, both in the U.S. and internationally, without required formulaic measures. The Basel III framework requires banks and BHCs to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, will be required by regulation. One test, referred to as the liquidity coverage ratio (“LCR”), is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio (“NSFR”), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. The Basel Committee issued the final LCR document in January 2013 and proposed revisions to the NSFR in January 2014. The Basel III liquidity framework, as modified in January 2013, contemplates that the LCR will be introduced Jan. 1, 2015 with the minimum requirement beginning at 60%, rising in equal annual steps of 10 percentage points to reach 100% on Jan. 1, 2019. Similarly, it contemplates that the NSFR will be subject to an observation period through mid-2016 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard by Jan. 1, 2018. The Federal Reserve expects to issue a proposal regarding implementation of this one-year measure after completion of the Basel Committee’s work, and in advance of the NSFR’s effective date of January 2018.

In October 2013, the Federal Reserve, OCC, and FDIC issued an NPR to implement the Basel III liquidity coverage ratio in the U.S. (“Proposed LCR Rule”). The agencies indicated that the Proposed LCR Rule is more stringent than the Basel III LCR in certain elements, including the eligibility of high- quality liquid assets and an accelerated implementation timeline. Starting on Jan. 1, 2015, covered companies would be required to meet a liquidity coverage ratio of 80% percent, increasing annually by 10% increments until Jan. 1, 2017, at which time covered companies would be required to meet a liquidity coverage ratio of 100%. This proposal was open for comment until Jan. 31, 2014.

Separately, the Final SIFI Rules address liquidity requirements for BHCs with $50 billion or more in total assets, including BNY Mellon.  These enhanced liquidity requirements include an independent review of liquidity risk management; establishment of cash flow projections, a contingency funding plan, and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios.  In the release accompanying those rules, the Federal Reserve states that these enhanced liquidity requirements are designed to complement the LCR.  The LCR would provide a standardized measure to allow comparison across BHCs, while the Final SIFI Rules’ internal stress test requirements provide a view of the BHC under various scenarios, time horizons, and tailored to the profile of the company.

Volcker Rule and Related European Initiatives

The Dodd-Frank Act mandated that the U.S. banking agencies, the SEC and CFTC adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain hedge funds and private equity funds. This provision is commonly called the “Volcker Rule”.

On Dec. 10, 2013, final rules to implement the Volcker Rule were adopted. Banks, including BNY Mellon, and affiliates must conform their covered activities and investments with the final Volcker Rule regulations by July 21, 2015, and are expected to engage in good-faith efforts that will result in conformance of all of their covered activities and investments by no later than the end of this conformance period. The final Volcker Rule will also require us to develop an extensive compliance program, subject to CEO attestation, addressing proprietary trading and covered fund activities.

The Volcker Rule prohibits covered companies, including BNY Mellon, from engaging in proprietary trading and conditionally allows us to sponsor certain

BNY Mellon 83

Supervision and Regulation (continued)

U.S. and foreign private equity and hedge funds (“covered funds”). The designation of covered funds is expected to affect our ability to own or provide seed capital to launch new hedge funds, private equity funds and other covered funds. In addition, our ability to engage in certain transactions with covered funds (including, without limitation, certain U.S. funds for which BNY Mellon acts as both sponsor/manager and custodian) will be affected. In general, the conditions limit us from owning interests in covered funds, prohibit the funds from sharing the same or similar name with a BNY Mellon affiliate, and restrict the way BNY Mellon can transact and service these funds. The restrictions concerning proprietary trading do not contain a broad exemption for asset-liability management functions, but contain more limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain classes of exempted instruments, including government securities. Ownership interests in covered funds that banking organizations organize and offer will be limited to 3% of the total outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment, and with respect to the aggregate value of all such ownership interests in covered funds, 3% of the banking organization’s Tier 1 capital. Moreover, beginning in the third quarter of 2015, a banking entity relying on the final Volcker Rule’s exemption for sponsoring covered funds will need to deduct from its Tier 1 capital, the value of related ownership interests, calculated in accordance with the final rule. The final Volcker Rule is highly complex, and its full impact will not be known until market practices and structures are fully developed. BNY Mellon has until July 2015 to bring its covered activities and transactions into compliance, absent further extensions by the regulators.

On Jan. 29, 2014, the European Commission (“EC”) announced proposals concerning structural measures to improve the resilience of EU credit institutions, which will be similar in effect to the Volcker Rule, for the stated purpose of regulating the proprietary trading activities of large and complex banks. The new rules would also give supervisors the power to require such banks to separate certain trading activities from their deposit-taking business. We are in the process of monitoring the evolution of these proposals to evaluate their impact on our European operations.

Derivatives

U.S. and EU regulators are in the process of implementing comprehensive rules governing the supervision, structure, trading and regulation of cleared and over-the-counter derivatives markets and participants. Dodd-Frank and the European Market Infrastructure Regulation (“EMIR”) each require or impose a large number of requirements in this area, many of which are not yet final. Once these rules are finalized, including with respect to how Dodd-Frank and EMIR complement each other in relation to cross-border activities, they could affect the way various BNY Mellon subsidiaries operate, including where and with whom they transact, and changes to the markets and participants will impact business models and profitability of certain BNY Mellon subsidiaries.

Money Market Fund Reforms

Regulators have focused on risks that money market funds (“MMFs”) may pose to financial stability. In November 2012, the Financial Stability Oversight Council proposed several recommendations for money market mutual fund reform, which include requiring money market funds to use a floating net asset value, requiring them to maintain a capital buffer of up to 1% of a fund’s value coupled with a holdback of 3 to 5% on redemptions to create a “first loss” position and discourage runs, and requiring them to maintain a capital buffer of up to 3% of a fund’s value combined with other measures, such as investment diversification requirements, minimum liquidity levels, and/or more robust diversification requirements.

In June 2013, the SEC issued proposed rules for institutional prime MMFs. The proposal sets forth two potential requirements, which could be adopted independently or combined. First, the SEC proposed to require institutional prime funds to float their net asset values. Second, the SEC proposed to limit redemptions during times of stress. Under this alternative, non-government MMFs would be required to impose a 2% liquidity fee and 30-day redemption gate if the fund’s level of weekly liquid assets fell below 15% of its total assets, unless the fund’s board determined that it was not in the best interest of the fund. That determination would be subject to the board’s fiduciary duty.

84 BNY Mellon

Supervision and Regulation (continued)

Beyond these primary reform proposals, the SEC release proposed other potential changes, including tightening diversification requirements, enhancing disclosure requirements, strengthening stress testing and new reporting requirements for both MMFs and unregistered liquidity funds (these funds could serve as alternatives to money market funds for some investors).

Meanwhile, EU legislation on MMFs proposed by the EC, which has been under consideration in the European Parliament, include: (i) requirements for “constant value” (“CNAV”) MMFs, including a 3% capital buffer; (ii) a requirement to perform internal credit ratings; (iii) restrictions on the types of assets in which MMFs can invest, including with respect to asset-backed commercial paper; (iv) diversification restrictions, including on collateral received on reverse repurchase agreements; (v) a prohibition or restriction of use of amortized cost accounting in “variable” NAV funds; (vi) a possible ban on MMF-level ratings, and (vii) stricter disclosure requirements. The final regulation is expected to be adopted later in 2014, with subsequent transition period before taking full effect.

Tri-Party Repo Reform

BNY Mellon offers tri-party collateral agency services to dealers and cash investors active in the tri-party repurchase, or repo, market. As agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and investor agree to a tri-party repo trade and send instructions to us. We settle the trade, maintain custody of the collateral (the subject securities of the repo), monitor the eligibility and sufficiency of the collateral, and execute the payment and delivery instructions agreed to and provided by the principles.

Regulatory agencies worldwide have begun to re-examine systemic risks in various financial markets, including the tri-party repo market. The Payment Risk Committee of the Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market and to decide what changes should be implemented so that such risks may be mitigated or avoided in the future. The Task Force issued its recommendations on May 17, 2010 and its final report regarding the tri-party repo market on Feb. 15, 2012.

BNY Mellon continues to work to significantly reduce the risk associated with the secured intraday credit it provides to dealers with respect to their tri-party repo trades. BNY Mellon has implemented several important measures in that regard, including reducing the amount of time during which we extend intraday credit, implementing three-way trade confirmations, reducing the amount of credit provided in connection with processing collateral substitutions, introducing a functionality that enables us to “roll” maturing trades into new trades without extending credit, and requiring dealers to prefund their repayment obligations in connection with trades collateralized by DTC sourced securities. Additionally, in 2013, we limited the collateral eligible to secure intraday credit to certain more liquid asset classes, resulting in a reduction of exposures secured by less liquid forms of collateral. We anticipate that the combination of these measures will have reduced risks substantially in our tri-party repo activity in the near term and, together with technology enhancements currently in development, will achieve the practical elimination (defined as a 90% reduction) of intraday credit related to tri-party repo processing by the end of 2014.

Since May 2010, the Federal Reserve Bank of New York has released monthly reports on the tri-party repo market, including information on aggregate volumes of collateral used in all tri-party repo transactions by asset class, concentrations, and margin levels, which is available at http://www.newyorkfed.org/banking/tpr_infr_reform.html.

Resolution Planning

As required by the Dodd-Frank Act, the Federal Reserve and FDIC jointly issued a final rule requiring certain organizations, including each BHC with consolidated assets of $50 billion or more, to report periodically to regulators a resolution plan for its rapid and orderly resolution in the event of material financial distress or failure. In addition, the FDIC issued a final rule that requires insured depository institutions with $50 billion or more in total assets, such as The Bank of New York Mellon, to submit to the FDIC periodic plans for resolution in the event of the institution’s failure.

The two resolution plan rules are complementary, and we submitted our resolution plan in conformity with both rules. The public portions of our resolution plan

BNY Mellon 85

Supervision and Regulation (continued)

are available on the FDIC’s website. We are required to submit updated resolution plans annually.

Resolution planning efforts might also become required in foreign jurisdictions where we have operations. We submitted the first phase of our UK resolution plan to the Financial Services Authority (“FSA”) in June 2012.

In the EU, recent legislation on bank structural reform proposed by the EC has focused on addressing transparency of any collateral movements where legal title passes in relation to securities financing transactions (“SFTs”), which include repos and securities lending arrangements. Accordingly, information requirements are proposed for imposition on market participants engaging in SFTs, including the composition of the underlying collateral, if the underlying collateral is available for use or has been used, and the haircuts applied. It is proposed that reporting requirements would be leveraged off of pre-existing infrastructures and processes, e.g., the reporting of derivative contracts to a trade repository as required under EMIR.

Insolvency of an Insured Depository Institution or a Bank Holding Company

If the FDIC is appointed as conservator or receiver for an insured depository institution such as The Bank of New York Mellon or BNY Mellon, N.A., upon its insolvency or in certain other events, the FDIC has the power to:

•	Transfer any of the depository institution’s assets and liabilities to a new obligor, including a newly formed “bridge” bank without the approval of the depository institution’s creditors;

•	Enforce the terms of the depository institution’s contracts pursuant to their terms without regard to any provisions triggered by the appointment of the FDIC in that capacity; or

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

86 BNY Mellon

Supervision and Regulation (continued)

provisions of the new authority require clarification. The FDIC has completed its initial phase of rulemaking under the orderly liquidation authority, but additional rules are under consideration. These rules may affect the manner in which the new authority is applied, particularly with respect to broker-dealer and futures commission merchant subsidiaries of BHCs.

In December 2013, the FDIC released a notice outlining the single point of entry (“SPOE”) strategy and soliciting comments on how a SPOE resolution approach would be implemented in the U.S. A SPOE approach would replace a distressed BHC with a bridge holding company, which could then continue subsidiary bank operations. The agencies may require minimum amounts of equity and unsecured debt at the holding company level to assist in implementing the SPOE strategy.

It is expected that EU legislation will differ significantly from the U.S. SPOE approach, which is addressed more specifically below in the “Operations and Regulations Outside of the United States” discussion.

Depositor Preference

Under federal law, depositors and certain claims for administrative expenses and employee compensation against an insured depository institution are afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the “liquidation or other resolution” of such an institution by any receiver. The UK Prudential Regulatory Authority (“PRA”) (formerly the Financial Services Authority) published a consultation paper in September 2012 concerning the implications of national depositor preference regimes of countries not within the European Economic Area (“EEA”) (including, among others, the U.S.) that prioritize the claims of home-country depositors over those of depositors outside the home country if a deposit taking banking organization becomes insolvent. The proposed PRA rules would prohibit firms, including BNY Mellon, from non-EEA countries that operate such regimes from accepting deposits through a UK branch, unless measures are introduced to eliminate the perceived disadvantage to UK depositors caused by the subordination of their claims in favor of home country depositors. The proposal would also require certain depositor notice undertakings. The PRA initially intended that these new standards would start to take effect by January 2013, with a full compliance deadline of January 2015, but the consultation period for its proposal was extended to Jan. 31, 2013. The PRA has not taken further action on its proposal.

As a result of this proposal, U.S. banks may change their deposit agreements to make UK branch deposits payable in the U.S. to provide depositor preference to UK branch deposits. The FDIC issued a final rule in September 2013 clarifying that these UK branch deposits payable in the U.S. are not FDIC insured.

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

BNY Mellon 87

Supervision and Regulation (continued)

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

The Dodd-Frank Act also directed the FDIC to determine whether and to what extent adjustments to the assessment base are appropriate for custody banks. During 2011, the FDIC concluded that certain liquid assets could be excluded from the deposit insurance assessment base of custody banks that satisfy certain institutional eligibility criteria. This has the effect of reducing the amount of DIF insurance premiums due from custody banks. The Bank of New York Mellon is a custody bank for this purpose. The custody bank assessment adjustment may not exceed total transaction account deposits identified by the institution as being directly linked to a fiduciary or custody and safekeeping asset.

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

88 BNY Mellon

Supervision and Regulation (continued)

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

Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements

BNY Mellon is regulated as a BHC and a financial holding company (“FHC”) under the Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act and by the Dodd-Frank Act (the “BHC Act”). We are subject to supervision by the Federal Reserve. In general, the BHC Act limits a BHC’s business activities to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, engaging in activities incidental to banking, and engaging in any activity, or acquiring and retaining the shares of any company engaged in any activity, that is either financial in nature or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

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

Certain of BNY Mellon’s public finance and advisory activities are regulated by the Municipal Securities

BNY Mellon 89

Supervision and Regulation (continued)

Rulemaking Board. The SEC issued its final Municipal Advisors Rule in September 2013 to require municipal advisors to register with the SEC if they provide advice to municipal entities or certain other persons on the issuance of municipal securities, or about certain investment strategies or municipal derivatives. The Municipal Advisors Rule becomes effective on July 1, 2014.

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

Operations and Regulations Outside of the United States

In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by the US regulators referred to above. The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) is a public limited liability company incorporated under the laws of Belgium. BNY Mellon SA/NV, which has been granted a banking license by the National Bank of Belgium, is authorized to carry out all banking and savings activities as a credit institution.  BNY Mellon SA/NV conducts its activities in Belgium as well as through branch offices in the United Kingdom, Luxembourg, the Netherlands, France and Germany.

Effective Feb. 1, 2013, The Bank of New York Mellon (Ireland) Limited (the “Irish Bank”) merged with the BNY Mellon SA/NV. As part of the merger process, BNY Mellon SA/NV established a branch in Ireland. As of Feb. 1, 2013, this branch carries on the business activity in Ireland that was previously conducted by the Irish Bank.

Certain of our financial services operations in the UK are subject to regulation and supervision by the Financial Conduct Authority (“FCA”) and the Prudential Regulation Authority (“PRA”), whose functions were transferred to them from the previous Financial Services Authority effective April 1, 2013. The PRA is responsible for the authorization and prudential regulation of firms that carry on PRA-regulated activities, including banks. PRA-authorized firms are also subject to regulation by the FCA for conduct purposes. In contrast, FCA-authorized firms (such as investment management firms) have the FCA as their sole regulator for both prudential and conduct purposes although subject to the residual overarching jurisdiction of the PRA, if matters of systemic significance are in issue. As a result, FCA-authorized firms must comply with FCA prudential and conduct rules and the FCA’s Principles for Businesses, while dual-regulated firms must comply with the FCA conduct rules and FCA Principles, as well as the applicable PRA prudential rules and the PRA’s Principles for Businesses.

90 BNY Mellon

Supervision and Regulation (continued)

The PRA regulates The Bank of New York Mellon (International) Limited, our UK incorporated bank, as well as the UK branches of The Bank of New York Mellon and BNY Mellon SA/NV. Certain of BNY Mellon’s UK incorporated subsidiaries are authorized to conduct investment business in the UK. Their investment management advisory activities and their sale and marketing of retail investment products are regulated by the FCA. Certain UK investment funds, including BNY Mellon Investment Funds, are registered with the FCA and are offered for retail sale in the UK.

Since the financial crisis, the European Union and its Member States have, in the same way as their US counterparts, engaged in a significant overhaul of bank regulation and supervision. To increase the resilience of banks and to reduce the impact of potential bank failures, new rules on capital requirements for banks and bank recovery and resolution have been adopted. The EU’s Banking Union (described further below) has been launched. Further measures are under way, including providing for a structural separation of the risks associated with certain banks’ trading activities from their deposit-taking function.

Proposed legislation for a Bank Recovery and Resolution Directive, which contemplates a recovery and resolution framework for the EU, moved from the European Parliament to the European Council for consideration in December 2013. This directive would provide for resolution planning and a set of harmonized powers to resolve or implement recovery of relevant institutions, including branches of non-European Economic Area (“EEA”) banks operating within the EEA. The directive includes the preparation of recovery and resolution plans, giving relevant EEA regulators powers to impose requirements on an institution before resolution actions become necessary; a set of resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); and the power to require a firm to change its structure to remove impediments to resolvability. Unlike in the United States, where an SPOE approach is expected to be implemented, it provides for a “multiple points of entry” approach coupled with intra-group bail-in requirements.

Aspects of the Banking Union will enter into force Nov. 4, 2014. The key components of the Banking

Union include a single resolution mechanism (“SRM”) and a single supervisory mechanism (“SSM”).

In December 2013, the European Council set out its general approach on the SRM. This approach endorses the bail-in rules established in the Bank Recovery and Resolution Directive. It provides for a Resolution Fund, which is to be funded by the banking industry. It also provides for a single resolution board with broad powers in case of bank resolution. Finally, it provides for EU Member States entering into cooperation agreements with non-EEA countries with the caveat that in certain circumstances they can refuse to recognize proceedings. This SRM approach has not been adopted yet, and the EU Parliament is expected to continue negotiations in early 2014. Various BNY Mellon subsidiaries and branches are expected to fall within the scope of this Directive.

In addition, the Capital Requirements Directive IV (and related Regulation) (“CRD IV”) will affect BNY Mellon’s EU subsidiaries by implementing Basel III and other changes, including the enhancement of the quality of capital, and the strengthening of capital requirements for counterparty credit risk, resulting in higher capital requirements. In the EU Member States, the CRD IV introduces substantive parts of the new European supervisory architecture, including the development of the Single Rule Book for financial services. A “Single Rule Book” is to replace existing separately implemented rules within EU Member States, with a harmonized approach to implementation across the EU. Elements of CRD IV will apply not only to BNY Mellon banking branches and subsidiaries but also to investment management and brokerage entities. The CRD IV became effective on Jan. 1, 2014, with certain provisions phased in from 2014 to 2019.

Our Investment Management and Investment Services businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds. Various new and revised European Directives will impact our provision of these services, including revisions to the Markets in Financial Instruments Directive, the new Alternative Investment Fund Managers Directive, the Directive on Undertakings for Collective Investments in Transferable Securities, the Central Securities

BNY Mellon 91

Supervision and Regulation (continued)

Depository Regulation, the European Market Infrastructure Regulation and the Securities Law Legislation. These new and revised European Directives will impact our operations and risk profile and provide new opportunities for the provision of BNY Mellon products and services.

The types of activities in which the foreign branches of our banking subsidiaries and our international subsidiaries may engage are subject to various restrictions imposed by the Federal Reserve. Those foreign branches and international subsidiaries are also subject to the laws and regulatory authorities of the countries in which they operate and, in the case of banking subsidiaries, may be subject to regulatory capital requirements in the jurisdictions in which they operate. As of Dec. 31, 2013, each of BNY Mellon’s non-U.S. banking subsidiaries had capital ratios above their specified minimum requirements.

European Central Bank SSM and Comprehensive Assessments

In October 2013, the European Council adopted regulations creating an SSM to oversee banks and other credit institutions. The SSM will be composed of the European Central Bank (the “ECB”) and the supervisory authorities of the member states. It will cover the prudential supervision of all major banks in the 18 countries comprising the Eurozone and non-Eurozone countries that choose to participate through close cooperation agreements. The ECB will have direct oversight of Eurozone banks, although the extent of its oversight will be differentiated and made in close cooperation with national supervisors. The ECB will assume its supervisory tasks in November 2014.

In advance of the SSM, the ECB began in November 2013 a comprehensive assessment of certain credit institutions, which due to their size and systemic characteristics, fall under direct supervision by the ECB. The assessment consists of a supervisory risk assessment of key risks, an asset quality review to enhance transparency of bank assets, and a stress test to review the resiliency of bank balance sheets, which will be conducted in conjunction with the European Banking Authority. This assessment is expected to continue until November 2014. The Bank of New York Mellon SA/NV, our Belgian banking subsidiary, is included in this exercise.

On Jan. 29, 2014, in addition to the proposed new rules on structural reform of the European Union banking sector referred to above, the EC adopted accompanying measures aimed at increasing transparency of certain transactions in the “shadow banking” sector, including for providing for enhanced transparency and reporting of SFTs (securities financing transactions). The proposal on structural reform of European Union banks is intended to apply only to the largest and most complex European Union banks with significant trading activities.

92 BNY Mellon

Risk Factors

Making or continuing an investment in securities issued by us, including our common stock, involves certain risks that you should carefully consider. The following discussion sets forth the most significant risk factors that could affect our business, financial condition or results of operations. However, other factors, besides those discussed below or in other of our reports filed with or furnished to the SEC, also could adversely affect our business, financial condition or results of operations. We cannot assure you that the risk factors described below or elsewhere in our reports address all potential risks that we may face. These risk factors also serve to describe factors which may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this Annual Report. See “Forward-looking Statements.”

Operational and Business Risk

We are subject to extensive government regulation and supervision and have been impacted by a significant amount of rulemaking as a result of the 2008 financial crisis. Failure to comply with these regulations could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime, including oversight by governmental agencies both in the U.S. and outside the U.S. In light of the 2008 financial crisis, domestic and international policy makers are increasing their focus on the financial services industry. New or modified regulations and related regulatory guidance are significantly altering the regulatory framework in which we operate and may have unforeseen or unintended adverse effects on us or the financial services industry more generally.

The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect our shareholders or creditors. Additionally, banking regulators have wide discretion in the ongoing examination and the enforcement of applicable banking statutes, regulations, and guidelines, and may restrict our ability to engage in certain activities or acquisitions, or may require us to maintain more capital.

In common with their U.S. counterparts, European policy makers and regulators have also increased their focus on financial services providers and our European operations are being directly affected and will continue to be affected by the changes to the regulatory environment that those regulators are driving.

Other provisions in recent legislative and regulatory changes or proposals impact or are likely to impact BNY Mellon, including:

•
Leverage and Risk-Based Capital Standards. The Final Capital Rules issued by the U.S. banking agencies in July 2013 revise the capital framework applicable to U.S. bank holding companies and banks, including by redefining the components of capital, establishing higher minimum percentages for applicable capital ratios, revising the general risk-based capital rules, and introducing a supplementary leverage ratio. The Final Capital Rules subject U.S. bank holding companies and banks, including BNY Mellon and its banking subsidiaries, to more stringent capital requirements, which could restrict growth, activities or operations, or trigger divestiture of assets or operations. We must also separately obtain final approval from the agencies for the use of certain models used to calculate risk-weighted assets under Basel III’s Advanced Approaches. While the U.S. agencies have not yet finalized a capital surcharge for U.S. G-SIBs, we currently expect to be subject to a surcharge of 1.0%. Impacts could include, but are not limited to, potential dilution of existing stockholders, and competitive disadvantage compared to financial institutions not under the same regulatory framework;

•
Additional Supplementary Leverage Ratio Proposals. In addition to the Final Capital Rules, the U.S. banking agencies in July 2013 proposed a buffer to the supplementary leverage ratio for the largest U.S. bank holding companies and banks, including BNY Mellon and its principal banking subsidiaries, to become effective Jan. 1, 2018. The Basel Committee also proposed to revise exposure measurement methodologies in June of 2013 and finalized the revisions, with changes, in January of 2014. The supplementary leverage ratio is expected to subject BNY Mellon to a more stringent leverage requirement, which

BNY Mellon 93

Risk Factors (continued)

includes certain off-balance sheet items, which could restrict growth, activities or operations;

•
The Volcker Rule. On Dec. 10, 2013, the final rules to implement the Volcker Rule were adopted. The Volcker Rule prohibits us from engaging in proprietary trading and conditionally allows us to sponsor certain U.S. and foreign private equity and hedge funds (“covered funds”). The conditions limit us from owning interests in covered funds, prohibit the funds from sharing the same or similar name with a BNY Mellon affiliate, and restrict the way BNY Mellon can transact and service these funds. BNY Mellon has until July 2015 to bring its proprietary trading and covered fund activities and transactions into compliance, absent further extensions by the regulators. Should regulators not exercise their authority to permit organizations to retain certain investments, including certain illiquid investments, beyond the conformance period, we could incur losses when disposing of such investments. We could be forced to sell such investments at a discount in the secondary market as a result of both the constrained timing of such sales and the possibility that other financial institutions are likewise liquidating investments at the same time. Resolving the name prohibition may involve significant legal, marketing and compliance costs that are not quantifiable at this time and could vary based on how the prohibition is implemented by the regulators. The servicing restrictions could impact BNY Mellon’s ability to provide certain ancillary lending functions to covered funds that we custody, which could constrain our ability to perform this function or act as custodian. Our ownership interest in covered funds that we organize and offer will be limited to 3% of the total outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment, and with respect to the aggregate value of all such ownership interests in covered funds, 3% of our Tier 1 capital. Moreover, beginning in the third quarter of 2015, we expect to be required to deduct from Tier 1 capital the value of our ownership interests in such covered funds, calculated in accordance with the final rule. The Volcker Rule also contains extensive compliance and recordkeeping requirements, which could increase the costs of operations;

•
Liquidity Risk Management. Basel III established two minimum liquidity risk measures. The liquidity coverage ratio (“LCR”) measures the amount of unencumbered, high-quality, liquid assets relative to net cash outflows an institution could encounter under a significant 30-day stress scenario, and is designed to allow an institution to withstand such liquidity stress. The net stable funding ratio (“NSFR”) is designed to address longer-term liquidity mismatch concerns, by requiring firms to hold stable sources of long-term funding over a one-year period. Depending upon the final contours of the LCR and NSFR as ultimately implemented in the U.S., these requirements could require BNY Mellon to increase its holdings of high-quality, and potentially lower-yielding, liquid assets, and to reevaluate the composition of its liabilities structure to include more longer-dated debt;

•
Orderly Liquidation Authority “Single Point of Entry”. A “single point of entry” approach would replace a distressed bank holding company with a bridge holding company, which could continue subsidiary bank operations. The FDIC recently released a notice describing a potential single point of entry strategy, outlining its perspectives and soliciting comments on how a single point of entry resolution approach could be implemented in the U.S. The agencies may set minimum amounts of equity and unsecured debt at the holding company level to assist in implementing the single point of entry strategy;

•
Money Market Mutual Fund Reform. In June 2013, the SEC issued a series of policy proposals designed to enhance money market fund regulation, including limitations on redemptions, liquidity fees, and requiring money market funds to float their net asset value. The European Union has proposed similar initiatives affecting our European money market funds business. If these reforms cause the money market mutual fund market to contract, our business as a servicer and manager of such funds could be impacted;

•
Tri-Party Repo Reform. The Task Force on Tri-Party Repo Infrastructure Reform’s review of the risks in the tri-party repo market, and associated recommendations, may increase our compliance costs and has required us to implement several measures to change how tri-party repo transactions are conducted;

94 BNY Mellon

Risk Factors (continued)

•
Resolution Planning. Large BHCs must develop and submit to the FDIC and the Federal Reserve for review resolution plans for their rapid and orderly resolution in the event of material financial distress or failure. If the FDIC and the Federal Reserve jointly determine that our plan is not credible and we fail to address the deficiencies in a timely manner, the FDIC and the Federal Reserve may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. Ultimately, we could be required to divest assets or operations that the regulators determine necessary to facilitate our orderly resolution if we fail to adequately remedy any deficiencies identified in our plan within two years;

•
Enhanced Prudential Standards/Single Counterparty Credit Limits. Under the Dodd-Frank Act, we are considered to be a systemically important financial institution and are subject to heightened prudential standards and supervision. Final enhanced prudential standards issued by the Federal Reserve could increase our operational, compliance and risk management costs. Other proposed enhanced prudential standards applicable to SIFIs under the Dodd-Frank Act, and similar Basel Committee initiatives, could limit single counterparty credit exposures, and could result in our needing to limit certain business volumes to be able to comply with such limits;

•
European Resolution and Structural Reform Proposals. European legislators have initiated proposals to establish European bank resolution mechanisms to operate across the Eurozone. In December 2013, the EU Council set out its general approach on the resolution mechanism to be applied to Europe. Their approach endorses the bail-in rules established in the European Bank Recovery and Resolution Directive. It provides for a “Resolution Fund”, which is to be funded by the banking industry. It also provides for a single resolution board with broad powers in case of bank resolution. Finally, it provides for EU Member States entering into cooperation agreements with non-EEA countries with the caveat that in certain circumstances they can refuse to recognize proceedings. This approach has not been adopted yet, and the EU Parliament is expected to continue negotiations in early

2014. Unlike in the United States, it provides for a “multiple points of entry” approach coupled with intra-group bail-in requirements. Various BNY Mellon subsidiaries and branches are expected to fall within the scope of this Directive. With regard to other structural reforms, on Jan. 29, 2014, the EC proposed new rules on structural reform of the EU banking sector for the stated purpose of regulating the proprietary trading activities of large and complex banks. The new rules would also give supervisors the power to require such banks to separate certain trading activities from their deposit-taking business. The proposal on structural reform of EU banks is intended to apply only to the largest and most complex EU banks with significant trading activities. Various BNY Mellon subsidiaries and branches are expected to fall within the scope of this Directive and the effects on our European businesses could be similar to the effect of various Volcker Rule proposals; and

•
Investment Services in Europe. The Alternative Investment Fund Managers Directive (“AIFMD”), which is coming into force progressively in 2014, is having a direct effect on our alternative fund manager clients and our depository business and other products offered across Europe. AIFMD imposes heightened depository obligations, which have both operational and, potentially, capital effects. Our businesses servicing regulated funds in Europe will be affected similarly by the revised directive governing undertakings for collective investment in transferable securities, known as UCITS IV, anticipated to be formally adopted in the third quarter of 2014 and to take effect two years after that.

In addition, U.S. regulatory agencies - banking, securities and commodities - continue to publish notices of proposed regulations required by the Dodd-Frank Act, and new bodies created by the Dodd-Frank Act (including the Financial Stability Oversight Council and the Consumer Finance Protection Bureau) have commenced operations. The related findings of various regulatory and commission studies, the interpretations issued as part of the rulemaking process and the final regulations that are issued with respect to various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices and plans. These

BNY Mellon 95

Risk Factors (continued)

changes will continue to expose us to additional regulatory costs and require us to invest significant management attention and resources to make any necessary changes, all of which could impact our profitability. See “Supervision and Regulation” in this Annual Report for additional information regarding the potential impact of the regulatory environment on our business.

Failure to comply with these regulations, as well as other laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. Although we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage our reputation, increase our legal and compliance costs, and ultimately adversely impact our results of operations. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. See “Supervision and Regulation” in this Annual Report.

Regulatory actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the United States and abroad, as well as the Department of Justice and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements in this Annual Report for a discussion of material legal and regulatory proceedings in which we are involved. With regard to many firms in the financial services industry, the number of these investigations and proceedings, as well as the amount of penalties and fines sought, has increased substantially in recent years. Further, we may become subject to regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. For example, many participants in the foreign exchange industry are currently receiving heightened regulatory scrutiny concerning alleged potential manipulation with respect to published foreign exchange benchmarks and we, like a number of others, have received inquiries from government authorities seeking information. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of our senior management from our business. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

Our businesses involve the risk that clients or others may sue us, claiming that we have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. In addition, as a publicly held company, we are subject to the risk of claims under the federal securities laws, and volatility in our stock price increases this risk.

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, nonetheless there may be a possible material exposure to loss in excess of any amounts accrued. Any or all of these risks could result in increased regulatory supervision and affect our ability to attract and retain customers or maintain access to the capital markets. Adverse governmental scrutiny and legal proceedings can also adversely impact the morale and performance of our employees.

Adverse publicity with respect to us, other well-known companies and the financial services industry generally could materially adversely affect

96 BNY Mellon

Risk Factors (continued)

our results of operations or harm our businesses or reputation.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. The 2008 financial crisis and current political and public sentiment regarding financial institutions have resulted in a significant amount of adverse media coverage of financial institutions. Harm to our reputation can result from numerous sources, including adverse publicity arising from events in the financial markets, our perceived failure to comply with legal and regulatory requirements, the purported actions of our employees or alleged financial reporting irregularities involving ourselves or other large and well-known companies. Additionally, a failure to deliver appropriate standards of service and quality or a failure to appropriately describe our products and services can result in customer dissatisfaction, lost revenue, higher operating costs, heightened regulatory scrutiny and litigation. Actions by the financial services industry generally or by other members of or individuals in the financial services industry can also negatively impact our reputation. For example, public perception that some consumers may have been treated unfairly by financial institutions has damaged the reputation of the financial services industry as a whole. Should any of these or other events or factors that can undermine our reputation occur, there is no assurance that the additional costs and expenses that we may need to incur to address the issues giving rise to the reputational harm would not adversely affect our earnings and results of operations.

Continued litigation and regulatory investigations and proceedings involving our foreign exchange standing instruction program and resulting adverse publicity could affect our reputation and negatively impact our foreign exchange business.

Beginning in 2009, our foreign exchange standing instruction program became the subject of litigation and regulatory investigations and proceedings. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements in this Annual Report. These litigation and regulatory investigations and proceedings have generated substantial scrutiny of, and adverse publicity concerning, our foreign exchange standing instruction program. Continued litigation involving our foreign exchange standing instruction program, and the resulting scrutiny and adverse publicity, could affect our reputation and discourage clients from doing business with us. For example, these proceedings have resulted in the loss of Ohio public fund custody clients, which has attracted media attention and led to inquiries from other clients, investors and employees. If we continue to be subject to these proceedings and the resulting adverse publicity relating to our foreign exchange standing instruction program, our reputation could be further affected, adversely impacting our business and results of operations. See “Fee and other revenue - Foreign exchange and other trading revenue” in the MD&A - Results of Operations section of this Annual Report for more information regarding our foreign exchange business, including business practices, results of operations and trends.

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.

Under regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed under “Supervision and Regulation” in this Annual Report, BNY Mellon is regulated as a BHC and a financial holding company (“FHC”). Our ability to maintain our status as an FHC is dependent upon a number of factors, including our U.S. depository institution subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations and upon BNY Mellon qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations. Failure by BNY Mellon or one of our U.S. bank subsidiaries to qualify as “well capitalized” and “well managed”, if unremedied over a period of time, would cause us to lose our status as an FHC and could affect the confidence of clients in us, compromising our competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible for BHCs without FHC status or to continue such activities.

BNY Mellon 97

Risk Factors (continued)

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

The Federal Reserve has set a minimum leverage ratio of at least 3% or 4% for BHCs (depending on factors specified in regulations), including BNY Mellon, and requires The Bank of New York Mellon to maintain a leverage ratio of at least 5% to maintain its “well capitalized” status. The leverage ratio measures the ratio of Basel I Tier 1 capital to quarterly average assets, as defined under Basel I regulatory guidelines.

As part of the Final Capital Rules, BNY Mellon will be required to maintain a minimum leverage ratio of 4%, and The Bank of New York Mellon will be required to maintain a leverage ratio of 5% to maintain its “well capitalized” status.  In addition to this traditional total leverage constraint, the Final Capital Rules will require an additional supplementary leverage ratio with a minimum of 3%, to become effective Jan. 1, 2018. The supplementary leverage ratio measures Tier 1 capital against an organization’s total leverage exposure, which includes not only a firm’s total assets but also many off-balance sheet exposures. On July 9, 2013, the U.S. banking agencies proposed revisions to the supplementary leverage ratio under a notice of proposed rulemaking that would only apply to the largest U.S. BHCs and banks, including BNY Mellon. The July 9 proposal would increase the supplementary leverage requirement for affected holding companies to 5%. In addition, this proposal would establish a supplementary leverage ratio “well capitalized” threshold of 6% for affected insured depository institutions under the U.S. banking agencies’ prompt corrective action framework, including our largest banking subsidiary, The Bank of New York Mellon.  Separately, in January of 2014 the Basel Committee adopted amendments to its supplementary leverage ratio’s exposure measure principally concerning securities financing transactions, off-balance sheet credit conversion factors, the treatment of cash variation margin, central clearing, and written credit derivatives.

If our company or our subsidiary banks failed to meet these minimum capital rules and other regulatory requirements, we may not be able to deploy capital in the operation of our business or distribute capital to stockholders, which may adversely affect our business. If we are not able to meet the Final Capital Rules’ additional, more stringent, capital adequacy standards, we may not remain “well capitalized.” See “Supervision and Regulation” and the “Liquidity and dividends” and “Capital - Capital adequacy” sections in the MD&A - Results of Operations section in this Annual Report.

Our business may be materially adversely affected by operational risk.

We are exposed to operational risk as a result of conducting various fee-based services in our Investment Services and Investment Management businesses. Examples of operational risk include: the risk of loss resulting from errors related to transaction processing; breaches of the internal control system and compliance requirements; fraud by employees or persons outside BNY Mellon; business interruption due to system failures; unsuccessful or difficult implementation of computer systems upgrades; natural disasters or other events; or other risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk may also include breaches of our technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of non-compliance with applicable laws, regulatory requirements or contracts which could have an adverse effect on our reputation and could result in the imposition of fines or civil money penalties or the payment of damages. Further, national regulators in the UK and Ireland continue to focus on rules around the protection of client assets, with consultative exercises being conducted by the FCA in the UK with regard to the UK CASS regime and by the Irish Central Bank with regard to implementation of a new regime in Ireland. We continue to assess our operational models and risks in light of these regulatory priorities.

98 BNY Mellon

Risk Factors (continued)

In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to fully understand the implications of changes in our businesses or the financial markets or fail to adequately or timely enhance our risk framework to address those changes. If our risk framework is ineffective, either because it fails to keep pace with changes in the financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage or find ourselves out of compliance with applicable regulatory or contractual mandates or expectations.

We use various risk models in analyzing and monitoring many risk categories. However, these models, processes and strategies are inherently limited because they involve techniques, including the use of historical data in some circumstances, and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes.

An important aspect of managing our operational risk is creating a risk culture in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture, ensuring that it is sustainable and appropriate to our role as a major financial institution. Nonetheless, if we fail to create the appropriate environment that sensitizes all of our employees to managing risk, our business could be adversely impacted. We regularly assess and monitor operational risk in our business and provide for disaster and business recovery planning, including geographical diversification of our facilities. However, despite our efforts to assess and monitor operational risk, our risk management program may not be effective in all cases. The occurrence of various events, including unforeseeable and unpreventable events, such as systems failures or natural disasters, could damage our physical facilities or our computer systems or software, cause delay or disruptions to operational functions, impair our clients, vendors and counterparties and ultimately negatively impact our results of operations due to potentially higher expenses and lower revenues. When we record balance sheet reserves for probable and estimable loss contingencies related to operational losses (or when we disclose a range of reasonably possible loss for reasonably possible and estimable loss contingencies), our estimated exposure may not be sufficient to cover our actual exposure, which could have a material adverse effect on our consolidated results of operations in the period in which such actions or matters are resolved. For a discussion of operational risk see “Risk Management - Operational/business risk” and “Business Continuity” in the MD&A section in this Annual Report.

A failure or circumvention of our controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition. If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement other expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. In addition, there are risks that individuals, either employees or contractors, consciously circumvent established control mechanisms by, for example, exceeding trading or investment management limitations, or committing fraud.

If our information systems experience a disruption or breach in security that results in a loss of confidential client information or impacts our ability to provide services to our clients, our business and results of operations may be adversely affected.

We rely on communications and information systems to conduct our business. Our businesses that rely heavily on technology, including our Investment Services business, are particularly vulnerable to security breaches and technology disruptions. While our information systems have been subjected to cyber

BNY Mellon 99

Risk Factors (continued)

threats, including hacker attacks, computer viruses or other malicious code, denial of service efforts, limited unavailability of service, phishing attacks, and unauthorized access attempts, we deploy a broad range of sophisticated defenses and we have avoided a material breach, but notwithstanding these efforts, it is possible we could suffer a material breach or disruption in the future. The security of our computer systems, software and networks, and those functions that we may outsource, may continue to be subjected to cyber threats that could result in failures or disruptions in our business. Despite our efforts to ensure the integrity of our systems and information, it is possible that we may not be able to anticipate or to implement effective preventive measures against all cyber threats, especially because the techniques used change frequently or are not recognized until launched, and because security attacks can originate from a wide variety of sources, including outside third parties such as persons who are involved with organized crime or associated with external service providers or who may be linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients.

Breaches of security may occur through intentional or unintentional acts by those having authorized or unauthorized access to our systems or our clients’ or counterparties’ confidential information, including employees and customers, as well as hackers. A breach of security that results in the loss of confidential client information may require us to reconstruct lost data or reimburse clients for data and credit monitoring efforts, may result in loss of customer business, or damage to our computers or systems and those of our customers and counterparties, would be costly and time-consuming, and may negatively impact our results of operations and reputation. Additionally, security breaches or disruptions of our information systems, or those of our service providers, could impact our ability to provide services to our clients, which could expose us to liability for damages which may not be covered by insurance, result in the loss of customer business, damage our reputation, subject us to regulatory scrutiny or expose us to civil litigation, any of which could have a material adverse effect on our financial condition and results of operations. In addition, the failure to upgrade or maintain our computer systems, software and networks, as necessary, could also make us susceptible to breaches and unauthorized access and misuse. There can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from information systems security risks. Furthermore, even if not directed at us specifically, attacks on other large financial institutions could disrupt the overall functioning of the financial system to the detriment of other financial institutions, including us.

As a result of the importance of communications and information systems to our business, we could also be adversely affected if attacks affecting the third party providers of our communications services impair our ability to process transactions and communicate with customers and counterparties. For a discussion of operational risk, see “Risk Management - Operational/business risk” and “Business Continuity” in the MD&A section in this Annual Report.

We depend on our technology; if we fail to update our technology our business may be adversely affected.

We are dependent on technology because many of our products and services involve processing large volumes of data. Our technology platforms must therefore provide global capabilities and scale. Rapid technological changes, together with competitive pressures, require significant and ongoing investments in technology to develop competitive new products and services or adopt new technologies. Technological advances which result in lower transaction costs may adversely impact our revenues. In addition, unsuccessful implementation of technological upgrades and new products may adversely impact our ability to service and retain customers. We cannot provide any assurance that our technology spending will achieve gains in competitiveness or profitability, and the costs we incur in product development could be substantial. Accordingly, we could incur substantial development costs without achieving corresponding gains in profitability.

Developments in the securities processing industry, including shortened settlement cycles and straight-through-processing, will necessitate ongoing changes to our business and operations and will likely require

100 BNY Mellon

Risk Factors (continued)

additional investment in technology. Our financial performance depends in part on our ability to develop and market new and innovative services, to adopt or develop new technologies that differentiate our products or provide cost efficiencies and to deliver these products and services to the market in a timely manner at a competitive price. Additionally, failure to ensure adequate review and consideration of critical business changes prior to and during introduction and deployment of key technological systems or failure to adequately align evolving client commitments and expectations with operational capabilities can have a negative impact on our operations.

We rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us with respect to one or more of our products, systems, or methods of doing business or conducting our operations, we could be required to spend significant amounts to defend such claims, develop alternative methods of operations, pay substantial money damages or obtain a license from the third party.

Change or uncertainty in monetary, tax and other governmental policies may impact our profitability and ability to compete.

The monetary, tax and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. The Federal Reserve regulates the supply of money and credit in the United States and its policies influence our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. For example, the Federal Reserve’s low interest rate policies have resulted in, and could continue to result in, some reduction in our spread-based income and net interest revenue. The actions of the Federal Reserve also can materially affect the value of financial instruments we hold, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans.

Our business and earnings may also be adversely affected by the monetary, tax and other governmental policies that are adopted by various regulatory authorities, governments and international agencies. As a result of the 2008 financial crisis, there have been significant changes in these policies, which have imposed additional compliance, legal, review and response costs that have impacted our profitability. Changes in monetary, tax and other governmental policies are beyond our control and can be difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations.

We are subject to intense competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

Many businesses in which we operate are intensely competitive around the world. Competitors include other banks, trading firms, broker dealers, investment banks, asset managers, insurance companies and a variety of other financial services and advisory companies whose products and services span the local, national and global markets in which we conduct operations. In addition, technological advances and the growth of internet-based commerce have made it possible for other types of institutions, such as outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business. Increased competition in any one or all of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

Furthermore, pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services at a lower price, may result in a reduction in the price we can charge for our products and services, which could negatively affect our ability to maintain or increase our profitability.

Recently implemented and proposed regulations may impact our ability to conduct certain of our businesses in a cost-effective manner or at all. See “Supervision and Regulation” in this Annual Report. These regulations may not apply to all of our competitors, which could adversely impact our ability to compete effectively. A decline in our competitive position

BNY Mellon 101

Risk Factors (continued)

could adversely affect our ability to maintain or increase our profitability.

New lines of business or new products and services may subject us to additional risks, and the failure to grow our existing businesses could affect our results of operations.

From time to time, we may launch new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not be met. Our revenues and costs may fluctuate because generally new businesses or products and services require start-up costs while revenues may take time to develop, which may adversely impact our results of operations.

Our business may be adversely affected if we are unable to attract and retain employees.

Our success depends, in large part, on our ability to attract new employees, retain and motivate our existing employees, and continue to compensate our employees competitively amid intense public and regulatory scrutiny of the compensation practices of large financial institutions. Competition for the best employees in most activities in which we engage can be intense, and there can be no assurance that we will be successful in our efforts to recruit and retain key personnel. Factors that affect our ability to attract and retain talented and diverse employees include our compensation and benefits programs, our profitability and our reputation for rewarding and promoting qualified employees. Our ability to attract and retain key executives and other employees may be hindered as a result of regulations applicable to incentive compensation and other aspects of our compensation programs promulgated by the Federal Reserve and other regulators in the United States and worldwide, regulations on incentive compensation promulgated by various U.S. regulators pursuant to the Dodd-Frank Act and other existing and potential regulations. These regulations, which include and are expected to include mandatory deferral and clawback requirements, may not apply to some of our competitors and to other institutions with which we compete for talent. Our ability to recruit and retain key talent may be adversely affected by these regulations. In addition, aspects of our compensation programs are performance-based. If we do not achieve applicable performance thresholds for a relevant period, employee compensation may be adversely affected.

We are subject to political, economic, legal, operational and other risks that are inherent in operating globally and which may adversely affect our business.

In conducting our business and maintaining and supporting our global operations, we are subject to risks of loss from the outbreak of hostilities and various unfavorable political, economic, legal or other developments, including social or political instability, changes in governmental policies or policies of central banks, expropriation, nationalization, confiscation of assets, price controls, capital controls, exchange controls, unfavorable tax rates and tax court rulings and changes in laws and regulations. Our international clients accounted for 37% of our revenue in 2013. Our non-U.S. businesses are subject to extensive regulation by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies, in the jurisdictions in which those businesses operate. In many countries, the laws and regulations applicable to the financial services industry are uncertain and evolving, and may be applied with extra scrutiny to non-domestic companies, and it may be difficult for us to determine the exact requirements of local laws in every market or manage our relationships with multiple regulators in various jurisdictions. Our inability to remain in compliance with local laws in a particular market and manage our relationships with regulators could have an adverse effect not only on our businesses in that market but also on our reputation generally.

The failure to properly mitigate such risks, or the failure of our operating infrastructure to support such international activities could result in operational failures and regulatory fines or sanctions, which could adversely affect our business and results of operations.

In addition, we are subject in our global operations to rules and regulations relating to corrupt and illegal payments and money laundering, as well as laws relating to doing business with certain individuals, groups and countries, such as the U.S. Foreign

102 BNY Mellon

Risk Factors (continued)

Corrupt Practices Act, the USA PATRIOT Act, the Iran Threat Reduction and Syria Human Rights Act of 2012 and the UK Bribery Act. While we have invested and continue to invest significant resources in training and in compliance monitoring, the geographical diversity of our operations, employees, clients and customers, as well as the vendors and other third parties that we deal with, presents the risk that we may be found in violation of such rules, regulations or laws and any such violation could subject us to significant penalties or adversely affect our reputation.

Further, our businesses and operations from time to time enter into new regions throughout the world, including emerging and frontier markets. Various emerging and frontier market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies, defaults or threatened defaults on sovereign debt, capital and currency exchange controls, and low or negative growth rates in their economies. Crime, corruption, war or military actions, and a lack of an established legal and regulatory framework are additional challenges in certain emerging and frontier markets. Revenue from international operations and trading in non-U.S. securities and other obligations may be subject to negative fluctuations as a result of the above considerations. The possible effects of any of these conditions may adversely affect our business and results of operations.

Acts of terrorism, natural disasters, pandemics and global conflicts may have a negative impact on our business and operations.

Acts of terrorism, natural disasters, pandemics, global conflicts or other similar catastrophic events could have a negative impact on our business and operations. While we have in place business continuity and disaster recovery plans, such events could still damage our facilities, disrupt or delay the normal operations of our business (including communications and technology), result in harm or cause travel limitations on our employees, and have a similar impact on our clients, suppliers and counterparties. These events could also negatively impact the purchase of our products and services to the extent that those acts or conflicts result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. For example, in October 2012 several of our facilities in the northeastern U.S. were impacted by Superstorm Sandy and the New York Stock Exchange was closed for two trading days. While our business continuity plans functioned well and we did not experience a material financial impact from the storm, nonetheless the recovery required significant resources and we experienced some lost revenue opportunities. In addition, war, terror attacks, political unrest, global conflicts, the national and global efforts to combat terrorism and other potential military activities and outbreaks of hostilities may negatively impact economic growth, which could have an adverse effect on our business and operations, and may have other adverse effects on us in ways that we are unable to predict.

Our strategic acquisitions, including our ability to successfully integrate acquired businesses and potential liabilities from legacy claims against the acquired businesses, present risks and uncertainties and could have an adverse effect on our business, results of operations and financial condition.

From time to time, to achieve our strategic objectives, we have acquired or invested in other companies or businesses, and may do so in the future. Each acquisition poses integration challenges, including successfully retaining and assimilating clients and key employees, capitalizing on certain revenue synergies, integrating the acquired company’s accounting management information, internal controls and other administrative systems and technology. We may be required to spend a significant amount of time and resources to integrate these acquisitions and the anticipated benefits may take longer to achieve than projected. Additionally, for a period of time after an acquisition we may be required to use legacy technology systems until we are able to convert the acquired business to desired technology systems. In the event that such technology conversion takes longer than anticipated, we may incur significant costs for the continued usage of legacy technology, operational and cost inefficiencies and client dissatisfaction resulting from the use of multiple technology systems. If we fail to successfully integrate strategic acquisitions, including doing so in a timely and cost-effective manner, we may not realize the expected benefits regarding such acquisitions, which could have an adverse impact on our business, financial condition and results of operations. In addition, we may incur expenses, costs, losses, and other liabilities in connection with

BNY Mellon 103

Risk Factors (continued)

the defense and/or settlement of legal and regulatory claims, investigations and proceedings related to actions or omissions of the acquired businesses prior to the date of our ownership. Moreover, to the extent we enter into an agreement to buy or sell an entity, there can be no guarantee that the transaction will close when anticipated, or at all. In particular, in certain instances we or the purchaser must seek regulatory approvals, which can delay or disrupt such acquisitions or dispositions.

Market Risk

Ongoing concerns about the financial stability of several countries in Europe, the failure or instability of any of our significant counterparties in Europe, or a breakup of the European Monetary Union could have a material adverse effect on our business and results of operations.

Despite improved financial market conditions, there remain ongoing concerns about the ability of certain European countries, particularly Greece, Ireland and Portugal, but also others such as Spain and Italy, to finance their deficits and service growing debt burdens. This loss of confidence has led to rescue measures for Greece, Ireland and Portugal by Eurozone countries and the International Monetary Fund as well as the newly established European Stability Mechanism and the European Central Bank’s Outright Monetary Transactions program to stabilize Eurozone governments. Yields on government bonds of certain Eurozone countries, including Greece, Ireland, Italy, Portugal and Spain, have stabilized; however, it remains to be seen whether this stability is sustainable. The actions required to be taken by those countries as a condition to rescue packages, and by other countries to mitigate similar developments in their economies, have resulted in increased political discord within and among Eurozone countries. In addition, while the finance ministers of the Eurozone countries agreed to a common bank resolution regime and fund for failing banks in December 2013, the proposal must be approved, and could be amended, by the European Parliament, and certain details of the proposal have not been determined. We are primarily exposed to disruptions in European markets in three principal areas - on our balance sheet, in certain interest bearing deposits with banks, loans, trading assets and investment securities, as well as our Investment Management and Investment Services fee revenue. Additionally, continued disruptions in Europe could lead to increased client deposits and a larger balance sheet, which could adversely impact our leverage ratio. For additional information regarding our exposure, please see “International Operations - Exposure in Ireland, Italy, Spain, Portugal and Greece” in the MD&A - Results of operations section in this Annual Report.

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

104 BNY Mellon

Risk Factors (continued)

Continuing uncertainty in financial markets and weakness in the economy generally may materially adversely affect our business and results of operations.

Our results of operations may be materially affected by conditions in the domestic and global financial markets and the economy generally, both in the United States and elsewhere around the world. While global economies and financial markets have shown signs of stabilizing over the past few years, a variety of factors raise concern over the course and strength of the economic recovery, including instability of certain emerging markets, volatile equity market values, high unemployment, governmental budget deficits (including, in the United States, at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business, financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In particular, we face the following risks in connection with these events, some of which are discussed at greater length in separate risk factors:

•
The fees earned by our Investment Management business - that is, Asset Management and Wealth Management - are higher as assets under management increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets could result in reductions in assets under management because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline. Uncertain and volatile financial markets may also result in changes in customer allocations of funds among money market, equity, fixed income or other investment alternatives. Those changes in allocation may be from higher fee investments to lower fee investments. For example, at Dec. 31, 2013, using the S&P 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.02 to $0.04.

•	Continuing run-off of high margin structured debt securitizations could reduce our total annual revenue if the structured debt markets do not recover.

•	Uncertain and volatile capital markets, particularly declines, could reduce the value of our investments in equity and debt securities, including pension and other post-retirement plan assets.

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

•
Low interest rates may result in the voluntary waiving of fees on certain money market mutual funds and related distribution fees by us and others in order to prevent clients’ yields on such funds from becoming uneconomic, which could have an adverse impact on our revenue and results of operations.

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

BNY Mellon 105

Risk Factors (continued)

Low or volatile interest rates could have a material adverse effect on our profitability.

Our net interest revenue and cash flows are sensitive to changes in short-term interest rates and changes in valuations in the debt or equity markets over which we have no control. Our net interest revenue is the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money.

The global market crisis triggered a series of cuts in interest rates and the tentative recovery has kept U.S. short-term rates low, although long-term rates have started to rise. A continuing low short-term rate environment will further compress our net interest spreads, reduce our spread-based revenues and result in continued voluntary waiving of fees on certain money market mutual funds and related distribution fees by us and others in order to prevent the yields on such funds from becoming uneconomic, which has an adverse impact on our revenue and results of operations.

In addition, while a rise in long-term rates can improve investment yields as we deploy assets, our largely fixed-income securities portfolio is sensitive to a rise in long-term rates, which would reduce other comprehensive income in our shareholders’ equity, thereby affecting our tangible common equity. For example, the rise in long-term interest rates in the second half of 2013 triggered a decline in the valuation of our securities portfolio and a reduction in the related unrealized gain of our investment securities.

Changes in interest rates could trigger one or more of the following, which could impact our business, results of operations and financial condition, including:

•
net interest revenue, depending on our balance sheet position at the time of change. See the discussion under “Asset/liability management” in the MD&A - Results of Operations section in this Annual Report;

•	increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs;

•	changes in deposit levels; and

•	funding costs.

A more detailed discussion of the interest rate and market risks we face is contained under “Risk Management” in the MD&A section in this Annual Report.

Market volatility may adversely impact our business, financial condition and results of operations and our ability to manage risk.

As a financial institution, we are particularly sensitive to the capital and credit markets. When these markets are volatile or disruptive, we could experience a decline in our marked-to-market assets, including our securities portfolio, trading book and equity investments. A market downturn could also cause a decline in the value of the assets that we manage, hold in custody or administer, adversely impacting fee revenue and certain of our capital ratios. In addition, market volatility could produce downward pressure on our stock price and credit availability without regard to our underlying financial strength. If the market price of our common stock were to decline, we could be required to perform goodwill impairment testing. While a substantial goodwill impairment charge would not have a significant impact on our financial condition, it would have an adverse impact on our results of operations. For a discussion of goodwill, see “Critical accounting estimates - Goodwill and other intangibles” in the MD&A - Results of Operations section in this Annual Report. A significant market downturn could materially adversely impact our business, financial condition, results of operations and ability to manage risk. For a discussion of our management of market risk, see “Risk Management-Market risk” in the MD&A section in this Annual Report.

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

106 BNY Mellon

Risk Factors (continued)

Agency RMBS, U.S. Treasuries, sovereign and sovereign-guaranteed debt, non-agency U.S. and non-U.S. residential mortgage-backed securities, European floating rate notes, commercial mortgage-backed securities, state and political subdivisions, foreign covered bonds, corporate bonds, collateralized loan obligations, U.S. government agency debt, consumer asset-backed securities and other securities, the values of which are subject to market price volatility to the extent unhedged. Our investment securities portfolio represented approximately 26% of our consolidated total assets as of Dec. 31, 2013. As such, our capital levels and consolidated results of operations and financial condition are materially exposed to the risks associated with our investment portfolio. In addition, if such investments suffer credit losses, as we experienced with some of our investments in 2009, we may recognize in earnings the credit losses as an other-than-temporary impairment which could impact our revenue in the quarter in which we recognize the losses. For example, net securities losses totaled $4.8 billion in the third quarter of 2009, primarily as a result of a charge related to restructuring the investment securities portfolio, which resulted in negative earnings per share that quarter. The losses in 2009 reflected both credit- and non-credit-related losses on our investment securities portfolio. We could experience losses related to our investment securities portfolio in the future, which could ultimately adversely affect our results of operations and capital levels. For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review - Investment securities” and for information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the “Critical accounting estimates - Fair value - Securities” and “-Other-than-temporary impairment” sections both of which are in the MD&A - Results of Operations section in this Annual Report and Note 4 of the Notes to Consolidated Financial Statements in this Annual Report.

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

Our foreign exchange revenues may be adversely affected by a stable exchange-rate environment or decreased cross-border investing activity.

The degree of volatility in foreign exchange rates can affect the amount of our foreign exchange trading revenue. Most of our foreign exchange revenue is derived from our securities servicing client base. Activity levels and spreads are generally higher when there is more volatility. Accordingly, our foreign exchange revenue benefits from currency volatility and is likely to decrease during times of decreased currency volatility. However, increased volatility in

BNY Mellon 107

Risk Factors (continued)

foreign exchange rates tends to increase our market risk, which particularly impacts our exposures that are marked-to-market, such as the securities portfolio, trading book, and equity investments.

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

Credit and Liquidity Risk

Any material reduction in our credit ratings or the credit ratings of our subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our results of operations and financial condition and on the value of the securities we issue.

Our debt, preferred stock and trust preferred securities and the debt and deposits of our subsidiaries, The Bank of New York Mellon and BNY Mellon, N.A., are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries and their outlook on us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, as well as factors not entirely within our control, including conditions affecting the financial services industry generally as well as the U.S. Government. In addition, rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to rating agency models, general economic conditions, or other circumstances outside of our control could impact a rating agency’s judgment of the rating or outlook it assigns us or our rated subsidiaries. In view of the difficulties experienced in recent years by many financial institutions, we believe that the rating agencies have heightened their level of scrutiny, increased the frequency and scope of their credit reviews, have requested additional information, and have adjusted upward the requirements employed in their models for maintenance of rating levels. For example, on Nov. 14, 2013, Moody’s concluded its previously announced reviews of the three large U.S. trust and custody banks’ long-term ratings. As a result of these reviews, which included both U.S. government support ratings, and stand-alone ratings, Moody’s downgraded our ratings and those of The Bank of New York Mellon and BNY Mellon, N.A. by one notch. Our short-term ratings and those of The Bank of New York Mellon and BNY Mellon, N.A. were unchanged. The ratings of the other two large U.S. trust and custody banks were also downgraded.

Moreover, in June 2013, S&P indicated that it is reconsidering its inclusion of assumed government support in the ratings of eight U.S. bank holding companies that they view as having high systemic importance, including us. Currently, as a result of these government support assumptions, our ratings and those of The Bank of New York Mellon and BNY Mellon, N.A. benefit from one notch of “lift” from S&P and The Bank of New York Mellon and BNY Mellon, N.A. benefit from two notches of “lift” from Moody’s. S&P continues to evaluate whether to reduce its support assumptions to below pre-financial crisis levels for banks that currently benefit from ratings uplift. There can be no assurance that we or our rated subsidiaries will maintain our respective credit ratings or outlook on our securities.

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels. The requirement to provide additional collateral or terminate these contracts and agreements could impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. If a rating agency downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. A material reduction in our credit

108 BNY Mellon

Risk Factors (continued)

ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

We cannot predict what actions rating agencies may take, or what actions we may elect or be required to take in response thereto, which may adversely affect us. For further discussion on the impact of a credit rating downgrade, see “Disclosure of contingent features in over-the-counter (“OTC”) derivative instruments” in Note 23 of the Notes to Consolidated Financial Statements in this Annual Report.

The failure or instability of any of our significant counterparties, many of whom are major financial institutions and sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, particularly financial institutions, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions in the future. For example, as a result of our membership in several industry clearing or settlement exchanges, we may be required to guarantee obligations and liabilities or provide financial support in the event that other members do not honor their obligations or default. These obligations may be limited to members who dealt with the defaulting member or to the amount (or a multiple of the amount) of our contribution to a member’s guarantee fund, or, in a few cases, the obligation may be unlimited. The consolidation of financial institutions in recent years and the failures of other financial institutions have increased the concentration of our counterparty risk. Under evolving regulatory restrictions on credit exposure, which are anticipated to include a broadening of the measure of credit exposure, we may be required to limit our exposures to specific counterparties or groups, including financial institutions and sovereign entities, to levels that we may currently exceed. The credit exposure restrictions under such evolving regulations may adversely affect our businesses and may require that we modify our operating models or our balance sheet management policies and practices.

The degree of client demand for short-term credit also tends to increase during periods of market turbulence, exposing us to further counterparty-related risks. For example, investors in collective investment vehicles for which we act as custodian may engage in significant redemption activity due to adverse market or economic news that was not anticipated by the fund’s manager. Our relationship with our clients, the nature of the settlement process and our systems may result in our extension of short-term credit in such circumstances. For some types of clients, we provide credit to allow them to leverage their portfolios, which may expose us to potential loss if the client experiences credit difficulties. In addition to our exposure to financial institutions, we are from time to time exposed to concentrated credit risk at the industry or country level, potentially exposing us to a single market or political event or a correlated set of events. As a consequence, we may incur a loss in relation to one entity or product even though our exposure to one of its affiliates or across product types is over-collateralized. Moreover, not all of our counterparty exposure is secured and, when our exposure is secured, the realizable market value of the collateral may have declined by the time we exercise rights against that collateral. This risk may be particularly acute if we are required to sell the collateral into an illiquid or temporarily-impaired market. In addition, disputes with counterparties as to the valuation of collateral significantly increase in times of market stress and illiquidity.

We act as lender’s agent in securities lending transactions between our customers, acting as lenders, and financial counterparties, including broker-dealers, acting as borrowers, wherein securities are lent by our customers and the loans are secured by a pledge of cash or securities posted by such financial counterparties. Typically, in the case of cash collateral, we invest the cash collateral pursuant to each customer’s investment guidelines and instructions. In certain cases, we agree to indemnify our customers against a default by the borrower under a securities lending transaction and, therefore, may

BNY Mellon 109

Risk Factors (continued)

have to buy-in the loaned securities with the cash collateral or the proceeds from the liquidation of the non-cash collateral. In those instances, we, rather than our customers, are exposed to the risks of the defaulting counterparty on the securities lending transaction.

Although our overall business is subject to these interdependencies, several of our businesses are particularly sensitive to them, including our currency and other trading activities, our securities lending and tri-party repo businesses and our investment management business. There is no assurance that any such losses would not materially and adversely affect our results of operations.

We have credit, regulatory and reputation risks as a result of our tri-party repo collateral agency services, which could adversely affect our business and results of operations.

BNY Mellon offers tri-party collateral agency services to dealers and cash investors active in the repurchase transaction, or repo, market. BNY Mellon currently has approximately 84% of the market share of the U.S. tri-party repo market. As agent, we facilitate settlement between dealers (cash borrowers) and investors (cash lenders). Our involvement in a transaction commences after a dealer and investor agree to a tri-party repo trade and send instructions to us. We settle the trade, maintain custody of the collateral (the subject securities of the repo), monitor the eligibility and sufficiency of the collateral, and execute the payment and delivery instructions agreed to and provided by the principals.

Providing tri-party repo agent services to repo counterparties exposes BNY Mellon to credit risk at certain points in time. To facilitate trade settlement and collateral substitutions, we extend secured intraday credit to repo sellers (cash borrowers). In the event of a default by a repo seller to whom we have extended secured intraday credit, we would be at risk for the market value of the collateral securing such intraday credit, and for any shortfall in value after the liquidation of such collateral, which could adversely affect our results of operations.

BNY Mellon continues to work to significantly reduce the risk associated with the secured intraday credit it provides to dealers with respect to tri-party repo trades. We have implemented several important measures in that regard, including reducing the amount of time during which we extend intraday credit, implementing three-way trade confirmations, reducing the amount of credit provided in connection with processing collateral substitutions, introducing a functionality that enables us to “roll” maturing trades into new trades without extending credit, and requiring dealers to prefund their repayment obligations in connection with trades collateralized by DTC sourced securities. Additionally in 2013, we have limited the collateral eligible for intraday credit to certain more liquid asset classes, resulting in a reduction of exposures secured by less liquid forms of collateral. These efforts are consistent with the recommendations by the Tri-Party Repo Infrastructure Reform Task Force (the “Task Force”) that was sponsored by the Payments Risk Committee of the Federal Reserve Bank of New York and included representatives from a diverse group of market participants, including BNY Mellon.

We anticipate that the combination of these measures will have reduced risks substantially in our tri-party repo business in the near term, and together with technology enhancements currently in development, will achieve the practical elimination (defined as a 90% reduction) of intraday credit related to tri-party repo processing by the end of 2014.

We believe the steps we are taking are responsive to concerns voiced publicly by regulators that financial services companies should reduce reliance on intraday credit provided by their tri-party repo agent banks and make risk management practices more resilient to stress events. Nevertheless, if a BNY Mellon client that is party to a repurchase transaction cleared by BNY Mellon becomes bankrupt or insolvent, BNY Mellon may become involved in disputes and litigation with the client’s bankruptcy estate and other creditors, or involved in regulatory investigations, all of which can increase BNY Mellon’s operational and litigation costs and may result in losses if the securities in the repurchase transaction decline in value.

We anticipate that regulators will continue to monitor the actions of market participants and use available supervisory tools to encourage constructive and timely action to reduce sources of risk in the tri-party repo market. Failure to meet regulatory expectations could result in regulatory and reputation risk and additional costs.

110 BNY Mellon

Risk Factors (continued)

Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We attract client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to attract those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits and the perception of safety of those deposits or short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded or we are subject to significant negative press or significant regulatory action or litigation, among other reasons. If we were to lose a significant amount of deposits we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest revenue. In addition, the Parent’s access to both short-term money markets and long-term capital markets are significant sources of liquidity. Events or circumstances often outside of our control, such as market disruptions or loss of confidence of securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. We also rely on dividends from our subsidiaries for funding. However, there are regulatory limitations on the extent to which our bank subsidiaries can supply funds to the Parent. If we are not able to obtain funds from our subsidiaries, we could be required to replace such funds through more expensive means and/or reduce assets. If we are unable to raise funds using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our investment portfolio, central bank deposits and bank placements, to meet funding needs. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our financial condition and results of operations. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time, which could occur in a liquidity or other market crisis. Additionally, if we experience cash flow mismatches, deposit run-off or market constraints resulting from our inability to convert assets to cash or raise cash in the markets, our liquidity could be severely impacted. During periods of market uncertainty, our level of client deposits has in recent years tended to increase; however since such deposits have a foreseeable potential not to be permanent, we have historically deposited these so-called excess deposits with central banks and in other highly liquid and low-yielding instruments. These levels of excess client deposits, as a consequence, have increased our net interest revenue but have adversely affected our net interest margin. For a further discussion of our liquidity, see “Liquidity and dividends” in the MD&A - Results of Operations section in this Annual Report.

We could incur income statement charges through provision expense if our reserves for credit losses, including loan reserves, are inadequate.

When we loan money, commit to loan money or enter into a letter of credit or other contract with a counterparty, we incur credit risk, or the risk of losses if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our credit exposure is comprised of seven classes of financing receivables: financial institutions, commercial, commercial real estate, lease financings, wealth management loans and mortgages, overdrafts, and other residential mortgages. Though credit risk is inherent in lending activities, our revenues and profitability are adversely affected when our borrowers default in whole or in part on their loan obligations to us or when there is a significant change in the credit quality of our loan portfolio. We reserve for credit losses by establishing an allowance through a charge to earnings. The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of probable losses inherent in our credit portfolio. We utilize a quantitative methodology, which is supplemented with a qualitative framework that takes into account internal and external environmental factors that are not captured within the quantitative methodology, to determine the allowance for credit losses. This process requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain. As is the case with any such assessments, there is always the chance that we will fail to identify

BNY Mellon 111

Risk Factors (continued)

the proper factors or that we will fail to accurately estimate the impact of factors that we do identify. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. If the allowance for credit losses is inadequate due to deterioration in the credit quality of the portfolio or significant charge-offs, we would be required to record credit loss provisions against current earnings, which could adversely impact our net income.

Other Risk

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or to what extent it will negatively affect us or our business. In addition, new tax laws or changes in existing tax laws or the interpretation of those laws worldwide could have a material impact on our net income. See Note 12 to Consolidated Financial Statements in this Annual Report for further information.

Changes in accounting standards governing the preparation of our financial statements and events occurring subsequent to the financial statements could have a material impact on our reported financial condition, results of operations and other financial data.

From time to time, the FASB, the IASB, the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our booking retroactive adjustments or restating prior period financial statements. See “Recent Accounting Developments” in the MD&A section and Note 2 to Consolidated Financial Statements in this Annual Report. These changes are difficult to predict and can materially impact how we record and report our financial condition and results of operations and other financial data.

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies and methods require use of estimates and assumptions that may affect the reported value of our assets or liabilities and results of operations and are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If subsequent events occur that are materially different than the assumptions and estimates we used, we could be required to correct and restate prior period financial statements.

We are a non-operating holding company, and as a result, are dependent on dividends from our subsidiaries, including our subsidiary banks, to meet our obligations, including our obligations with respect to our securities, and to provide funds for payment of dividends to our stockholders and stock repurchases.

We are a non-operating holding company, whose principal assets and sources of income are our bank subsidiaries - The Bank of New York Mellon and BNY Mellon, N.A. - and our other subsidiaries. We are a legal entity separate and distinct from our banks and other subsidiaries and, therefore, we rely primarily on dividends and interest from these bank and other subsidiaries to meet our obligations, including our obligations with respect to our securities, and to provide funds for payment of common and preferred dividends to our stockholders, to the extent declared by our Board of Directors. At the same time, Federal Reserve rules provide that a bank holding company is expected to serve as a source of financial strength to its bank subsidiaries and to commit resources to support such banks if necessary.

There are various legal limitations on the extent to which our bank and other subsidiaries can finance or

112 BNY Mellon

Risk Factors (continued)

otherwise supply funds to us (by dividend or otherwise) and certain of our affiliates. Many of our subsidiaries, including our bank subsidiaries, are subject to laws that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the parent company or other subsidiaries. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with affiliates and to minimum regulatory capital and liquidity requirements, as well as restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses.

Although we maintain cash positions for liquidity at the holding company level, if our bank subsidiaries or other subsidiaries were unable to supply us with cash over time, we could be unable to meet our obligations (including our obligations with respect to our securities), declare or pay dividends in respect of our capital stock, or perform stock repurchases. See “MD&A - Supervision and Regulation,” “MD&A - Results of Operations - Liquidity and dividends” and Note 19 of the Notes to Consolidated Financial Statements in this Annual Report.

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

Our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by the Federal Reserve, applicable provisions of Delaware law or our failure to pay full and timely dividends on our preferred stock.

Holders of our common stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to make acquisitions, declare dividends or repurchase our common stock, is dependent in part upon Federal Reserve non-objection under the annual regulatory review of the results of the CCAR process required by the Federal Reserve and the supervisory stress tests required under the Dodd-Frank Act. These evaluations, in turn, are dependent on, among other things, our successful demonstration that such actions would not adversely affect our regulatory capital position in the event of a stressed market environment. The Federal Reserve’s current guidance provides that, for large BHCs like us, common stock dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny. A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock and market perceptions of BNY Mellon.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full dividends for the then current dividend period of our Series A preferred stock or the last preceding dividend period of our Series C and Series D preferred stock.

In July 2013, the federal banking agencies finalized rules implementing the Basel III capital standards and certain related provisions of Dodd-Frank applicable to U.S. bank holding companies and banks. Portions of these rules are subject to interpretation and the rules will not be substantially phased in until 2019. However, these rules, together with our designation as a SIFI and a G-SIB, will result in increases in the minimum levels of regulatory capital that we and our subsidiary banks will be required to maintain, as well as changes in the manner in which our regulatory capital ratios are calculated. The requirement to maintain higher levels of capital and liquidity may constrain our ability to return capital to shareholders either in the form of common stock dividends or share repurchases.

BNY Mellon 113

Recent Accounting Developments

Recently Issued Accounting Standards

ASU - 2014-01 - Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force.” This ASU permits entities that invest in a qualified affordable housing project through a limited liability entity to elect to account for the income statement effects of such investments using the proportional amortization method if certain conditions are met. The impact to the income statement would be recorded in income tax expense. For those investments in qualified affordable housing projects not accounted for using the proportional amortization method, the investment would be accounted for as an equity method investment or cost method investment. This ASU is effective for periods beginning on or after Dec. 15, 2014. Early adoption is permitted. BNY Mellon has not yet quantified the impact of the new standard.

Proposed Accounting Standards

Proposed ASU - Revenue from Contracts with Customers

In June 2010, the FASB issued a proposed ASU, “Revenue from Contracts with Customers.” This proposed ASU is the result of a joint project of the FASB and the International Accounting Standards Board (“IASB”) to clarify the principles for recognizing revenue and develop a common standard for U.S. GAAP and International Financial Reporting Standards (“IFRS”). This proposed ASU would establish a broad principle that would require an entity to identify the contract with a customer, identify the separate performance obligations in the contract, determine the transaction price, allocate the transaction price to the separate performance obligations and recognize revenue when each separate performance obligation is satisfied. In 2011, the FASB and the IASB revised several aspects of the original proposal to include distinguishing between goods and services, segmenting contracts, accounting for warranty obligations and deferring contract origination costs.

In November 2011, the FASB re-exposed the proposed ASU. A final standard is expected to be issued during the first half of 2014. The FASB and IASB tentatively decided that the effective date of the proposed standard would be annual reporting periods beginning on or after Jan. 1, 2017.

Proposed ASU - Principal versus Agent Analysis

In November 2011, the FASB issued a proposed ASU “Principal versus Agent Analysis.” This proposed ASU would rescind the 2010 indefinite deferral of FAS 167 for certain investment funds, including mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds, and amends the pre-existing guidance for evaluating consolidation of voting general partnerships and similar entities. The proposed ASU also amends the criteria for determining whether an entity is a variable interest entity under FAS 167, which could affect whether an entity is within its scope. Accordingly, certain funds that previously were not consolidated must be reviewed to determine whether they will now be required to be consolidated. The proposed accounting standard will continue to require BNY Mellon to determine whether or not it has a variable interest in a variable interest entity. However, consolidation of its variable interest entity and voting general partnership asset management funds will be based on whether or not BNY Mellon, as the asset manager, uses its power as a decision maker as either a principal or an agent. Based on a preliminary review of the proposed ASU, we do not expect to be required to consolidate additional mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds. In addition, we expect to deconsolidate a portion of the CLOs we currently consolidate, with further deconsolidation possible depending on future changes to BNY Mellon’s investment in subordinated notes. The FASB has recently begun redeliberating the proposed ASU. A final ASU is expected to be issued during the second half of 2014.

Proposed ASU - Leases

In May 2013, the FASB and IASB issued a revised proposed ASU on leases. The proposed ASU introduces new accounting models for both lessees and lessors, primarily to address concerns related to off-balance-sheet financing arrangements available to lessees under current guidance. The proposal would require lessees to account for all leases on the balance

114 BNY Mellon

Recent Accounting Developments (continued)

sheet, except for certain short-term leases that have a maximum possible lease term of 12 months or less, including any options to renew. A lessee would recognize on its balance sheet (1) an asset for its right to use the underlying asset over the lease term and (2) a liability representing its obligation to make lease payments over the lease term. The income statement impact for lessees would depend on the nature of the underlying asset - that is, whether the underlying asset is property or an asset other than property - and the terms and conditions of the lease. The proposed ASU also introduces new accounting guidance for lessors. Lessors would account for leases under either the new receivable-and-residual approach or an approach similar to current operating-lease accounting. The appropriate approach to use would depend on the nature of the underlying asset - that is, whether the underlying asset is property or an asset other than property - and the terms and conditions of the lease. If finalized, the proposed ASU would converge the most significant aspects of the FASB’s and IASB’s accounting for lease contracts. Comments on this proposed ASU were due in September 2013.

Proposed ASU - Financial Instruments - Credit Losses

In December 2012, the FASB issued a proposed ASU, “Financial Instruments-Credit Losses.” This proposed ASU would result in a single model to account for credit losses on financial assets. The proposal would remove the probable threshold for recognizing credit losses and require a current estimate of the expected contractual cash flows an entity does not expect to collect on financial assets that are not measured at fair value through the income statement. The proposal would also change current practice for recognizing OTTI and interest income on debt securities. In addition, the proposal would result in the recognition of an allowance for credit losses for nearly all types of debt instruments. The proposal would expand the credit quality disclosures to require information about changes in the factors that influence estimates of credit losses and the reasons for those changes. The Board has tentatively decided to continue to refine the current expected credit loss model.

Proposed ASU - Effective Control for Transfers with Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings

In January 2013, the FASB issued a proposed ASU, “Effective Control for Transfers with Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings.” This proposed ASU would require certain repurchase agreements to be accounted for as secured borrowings. For repurchase agreements and similar transactions accounted for as secured borrowings, an entity would be required to disclose the carrying value of the borrowing disaggregated by the type of collateral pledged. The proposed ASU would be effective for annual and interim periods beginning after Dec. 15, 2014.

Proposed ASU - Recognition and Measurement of Financial Assets and Financial Liabilities

In February 2013, the FASB issued a proposed ASU, “Recognition and Measurement of Financial Assets and Financial Liabilities.” This proposed ASU would affect entities that hold financial assets and liabilities and would change the methodology related to recognition, classification, measurement and presentation of financial instruments. The scope of the proposed ASU would exclude instruments classified in shareholders’ equity, share-based arrangements, pension plans, leases, guarantees and derivative instruments accounted under ASC 815, Derivatives and Hedging. Financial assets would be classified and measured based on the instrument’s cash flow characteristics and an entity’s business model for managing the instrument. Financial liabilities would generally be measured initially at their transaction price. The proposal includes three principal classification and measurement categories: (1) fair value for which all changes in fair value are recognized in net income; (2) fair value with qualifying changes in fair value recognized in other comprehensive income; and (3) amortized cost. This proposed ASU requires financial assets and liabilities to be presented separately on the balance sheet by measurement category. In addition, the fair value of financial assets and liabilities accounted for under amortized cost would be presented parenthetically on the balance sheet. In January 2014, the FASB tentatively decided not to continue to pursue the business model assessment approach for classification and measurement of financial assets. The Board is considering whether it should align, or

BNY Mellon 115

Recent Accounting Developments (continued)

keep separate, the recognition and measurement accounting models for debt securities and loans.

Proposed ASU - Reporting Discontinued Operations

In April 2013, the FASB issued a proposed ASU, “Reporting Discontinued Operations.” This proposed ASU would change the criteria and enhance the reporting for discontinued operations. The proposal would also enhance disclosure requirements and add new disclosures for individually material dispositions that do not qualify as discontinued operations. Under the proposal, a discontinued operation is a component of an entity, or group of components of an entity, that either has been disposed of, or is classified as held for sale and (1) is part of a single coordinated plan to dispose of a separate major line of business or separate major geographical area of operations, or (2) is a business that, on acquisition, meets the criteria for classification as held for sale. The proposal no longer precludes the presentation of a discontinued operation if there is significant continuing involvement with the component after the disposal or if there are ongoing operations or cash flows. Under the proposal, for disposals that are material but do not qualify as discontinued operations, disclosures of pre-tax income or losses of the disposed component and a reconciliation of the major classes of assets and liabilities held for sale to the amounts presented separately on the balance sheet would be required. A final standard is expected to be issued during the first half of 2014.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 of the Notes to Consolidated Financial Statements.

IFRS

IFRS are a set of standards and interpretations adopted by the IASB. Commencing with the issuance of the “roadmap” in November 2008, the SEC has considered potential methods of incorporation of IFRS in the United States. The use of IFRS for U.S. companies with global operations would allow for streamlined reporting, allow for easier access to foreign capital markets and investments, and facilitate cross-border acquisitions, ventures or spin-offs.

In July 2012, the SEC staff released its final report on IFRS. This Final Report will be used by the SEC Commissioners to decide whether and, if so, when and how to incorporate IFRS into the financial reporting system for U.S. companies. It is not known when the SEC will make a final decision on the adoption of IFRS in the United States.

While the SEC decides whether IFRS will be required to be used in the preparation of our consolidated financial statements, a number of countries have mandated the use of IFRS by BNY Mellon’s subsidiaries in their statutory reports filed in those countries. Such countries include Belgium, Brazil, the Netherlands, Australia, Hong Kong, Canada and South Korea.

Update to Internal Controls - Integrated Framework

On May 14, 2013, The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) issued an updated version of its Internal Control - Integrated Framework (the “2013 Framework”). Originally issued in 1992, the framework helps organizations design, implement and evaluate the effectiveness of internal controls. Updates to the framework were intended to clarify internal control concepts and simplify their use and application. The 1992 framework will remain available during the transition period, which extends to Dec. 15, 2014, after which time COSO will consider it as superseded by the 2013 Framework. Concurrent with the 2013 Framework release, COSO indicated that organizations reporting externally should clearly disclose whether the original Framework or the updated Framework was utilized.

116 BNY Mellon

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

Our securities clearing, commercial paper, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 13,100 employees on a global basis of which over 7,100 are proprietary.

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

BNY Mellon 117

Supplemental Information (unaudited)

Supplemental information - Explanation of GAAP and Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures based upon Tier 1 common equity and tangible common shareholders’ equity. BNY Mellon believes that the ratio of Tier 1 common equity to risk-weighted assets and the ratio of tangible common shareholders’ equity to tangible assets of operations are measures of capital strength that provide additional useful information to investors, supplementing the Tier 1 and Total capital ratios which are utilized by regulatory authorities. The ratio of Basel I Tier 1 common equity to risk-weighted assets excludes preferred stock and trust preferred securities from the numerator of the ratio. Unlike the Basel I Tier 1 and Total capital ratios, the tangible common shareholders’ equity ratio fully incorporates those changes in investment securities valuations which are reflected in total shareholders’ equity. In addition, this ratio is expressed as a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements, although BNY Mellon in its calculation has excluded certain assets which are given a zero percent risk-weighting for regulatory purposes. Further, BNY Mellon believes that the return on tangible common equity measure, which excludes goodwill and intangible assets net of deferred tax liabilities, is a useful additional measure for investors because it presents a measure of BNY Mellon’s performance in reference to those assets that are productive in generating income. BNY Mellon has provided a measure of tangible book value per share, which it believes provides additional useful information as to the level of such assets in relation to shares of common stock outstanding. BNY Mellon has presented its estimated Basel III Tier 1 common equity ratio based on its interpretation, expectations and understanding of the final Basel III rules released by the Federal Reserve on July 2, 2013, on a fully phased-in basis and on the application of such rules to BNY Mellon’s businesses as currently conducted. The estimated Basel III Tier 1 common equity ratio is necessarily subject to, among other things, BNY Mellon’s further review and implementation of the final Basel III rules, anticipated compliance with all necessary enhancements to model calibration, and other refinements, further implementation guidance from regulators and any changes BNY Mellon may make to its businesses. Consequently, BNY Mellon’s estimated Basel III Tier 1 common equity ratio may change based on these factors. Management views the estimated Basel III Tier 1 common equity ratio as a key measure in monitoring BNY Mellon’s capital position and progress against future regulatory capital standards. Additionally, the presentation of the estimated Basel III Tier 1 common equity ratio is intended to allow investors to compare BNY Mellon’s estimated Basel III Tier 1 common equity ratio with estimates presented by other companies.

BNY Mellon has presented revenue measures that exclude the effect of net securities gains (losses) and noncontrolling interests related to consolidated investment management funds; and expense measures which exclude M&I expenses, litigation charges, restructuring charges, asset-based taxes and amortization of intangible assets; and measures which utilize net income excluding tax items such as the net charge related to the disallowance of certain foreign tax credits and the benefit of tax settlements and discrete tax benefits related to a tax loss on mortgages. Return on equity measures and operating margin measures, which exclude some or all of these items, are also presented. Return on equity measures also exclude the net charge related to the disallowance of certain foreign tax credits. BNY Mellon believes these measures are useful to investors because they permit a focus on period-to-period comparisons, which relate to the ability of BNY Mellon to enhance revenues and limit expenses in circumstances where such matters are within BNY Mellon’s control. The excluded items, in general, relate to certain ongoing charges as a result of prior transactions or where we have incurred charges. M&I expenses primarily relate to the acquisitions of Global Investment Servicing on July 1, 2010 and BHF Asset Servicing GmbH on Aug. 2, 2010. M&I expenses generally continue for approximately three years after the transaction and can vary on a year-to-year basis depending on the stage of the integration. BNY Mellon believes the exclusion of M&I expenses provides investors with a focus on BNY Mellon’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased. Future periods will not reflect such M&I expenses, and thus may be more easily compared with our current results if M&I expenses are excluded. Litigation charges represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Restructuring charges relate to our Operational Excellence Initiatives and migrating positions to Global Delivery Centers. Excluding these charges

118 BNY Mellon

Supplemental Information (unaudited) (continued)

permits investors to view expenses on a basis consistent with how management views the business.

The presentation of income from consolidated investment management funds, net of net income attributable to noncontrolling interest related to the consolidation of certain investment management funds permits investors to view revenue on a basis consistent with how management views the business. BNY Mellon believes these presentations, as a supplement to GAAP information, give investors a clearer picture of the results of its primary businesses.

In this Annual Report, the net interest margin is presented on an FTE basis. We believe this presentation provides comparability of amounts arising from both taxable and tax-exempt sources, and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income. Each of these measures as described above is used by management to monitor financial performance, both on a company-wide and business-level basis.

The following table presents a reconciliation of net income and diluted earnings per common share.

	2013
(in millions, except per share amounts)	Net income	Diluted EPS
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,047	$1.74
Net charge related to the U.S. Tax Court’s decisions disallowing certain foreign tax credits (after-tax)	593	0.50
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – Non-GAAP	$2,640	$2.24

The following table presents the calculation of the pre-tax operating margin ratio.

Reconciliation of income before income taxes – pre-tax operating margin (dollars in millions)	2013	2012	2011	2010	2009
Income (loss) before income taxes – GAAP	$3,712	$3,302	$3,617	$3,694	$(2,208)
Less: Net securities gains (losses)	N/A	N/A	N/A	27	(5,369)
Net income attributable to noncontrolling interests of consolidated investment management funds	80	76	50	59	—
Add: M&I, litigation and restructuring charges	70	559	390	384	417
Asset-based taxes	—	—	—	—	20
Amortization of intangible assets	342	384	428	421	426
Income before income taxes excluding net securities gains (losses), net income attributable to noncontrolling interests of consolidated investment management funds, M&I, litigation and restructuring charges, asset-based taxes and amortization of intangible assets – Non-GAAP	$4,044	$4,169	$4,385	$4,413	$4,024
Fee and other revenue – GAAP	$11,791	$11,393	$11,546	$10,724	$4,739
Income from consolidated investment management funds – GAAP	183	189	200	226	—
Net interest revenue – GAAP	3,009	2,973	2,984	2,925	2,915
Total revenue – GAAP	14,983	14,555	14,730	13,875	7,654
Less: Net securities gains (losses)	N/A	N/A	N/A	27	(5,369)
Net income attributable to noncontrolling interests of consolidated investment management funds	80	76	50	59	—
Total revenue excluding net income attributable to noncontrolling interests of consolidated investment management funds – Non-GAAP	$14,903	$14,479	$14,680	$13,789	$13,023

Pre-tax operating margin (a)	25%	23%	25%	27%	N/M
Pre-tax operating margin, excluding net income attributable to noncontrolling interests of consolidated investment management funds, M&I, litigation and restructuring charges, asset-based taxes and amortization of intangible assets – Non-GAAP (a)	27%	29%	30%	32%	31%

(a)	Income before taxes divided by total revenue.

BNY Mellon 119

Supplemental Information (unaudited) (continued)

The following table presents the calculation of the effective tax rate.

Effective tax rate
(dollars in millions)	2013
Provision for income taxes – GAAP	$1,520
Less: Net charge related to the U.S. Tax Court’s decisions disallowing certain foreign tax credits (after-tax)	593
Provision for income taxes – Non-GAAP	$927

Income before taxes – GAAP	$3,712

Effective tax rate – GAAP	40.9%
Effective tax rate – Operating basis – Non-GAAP	25.0%

The following table presents the calculation of the returns on common equity and tangible common equity.

Return on common equity and tangible common equity (dollars in millions)	2013	2012	2011	2010	2009
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,047	$2,427	$2,516	$2,518	$(1,367)
Less: Net income (loss) from discontinued operations	—	—	—	(66)	(270)
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation	2,047	2,427	2,516	2,584	(1,097)
Add: Amortization of intangible assets, net of tax	220	247	269	264	265
Net income (loss) from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation excluding amortization of intangible assets – Non-GAAP	2,267	2,674	2,785	2,848	(832)
Less: Net securities gains (losses)	N/A	N/A	N/A	17	(3,360)
Add: M&I, litigation and restructuring charges	45	339	240	240	259
Net charge related to the disallowance of certain foreign tax credits	593	—	—	—	—
Discrete tax benefits and the benefit of tax settlements	—	—	—	—	(267)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation excluding amortization of intangible assets, net securities gains (losses), M&I, litigation and restructuring charges, the net charge related to the disallowance of certain foreign tax credits and discrete tax benefits and the benefit of tax settlements – Non-GAAP	$2,905	$3,013	$3,025	$3,071	$2,520

Average common shareholders’ equity	$34,832	$34,333	$33,519	$31,100	$27,198
Less: Average goodwill	17,988	17,967	18,129	17,029	16,042
Average intangible assets	4,619	4,982	5,498	5,664	5,654
Add: Deferred tax liability – tax deductible goodwill	1,302	1,130	967	816	720
Deferred tax liability – non-tax deductible intangible assets	1,222	1,310	1,459	1,625	1,680
Average tangible common shareholders’ equity – Non-GAAP	$14,749	$13,824	$12,318	$10,848	$7,902

Return on common equity – GAAP	5.9%	7.1%	7.5%	8.3%	N/M
Return on common equity excluding amortization of intangible assets, net securities gains (losses), M&I, litigation and restructuring charges, the net charge related to the disallowance of certain foreign tax credits and discrete tax benefits and the benefit of tax settlements – Non-GAAP	8.3%	8.8%	9.0%	9.9%	9.3%
Return on tangible common equity – Non-GAAP	15.4%	19.3%	22.6%	26.3%	N/M
Return on tangible common equity excluding amortization of intangible assets, net securities gains (losses), M&I, litigation and restructuring charges, the net charge related to the disallowance of certain foreign tax credits and discrete tax benefits and the benefit of tax settlements – Non-GAAP	19.7%	21.8%	24.6%	28.3%	31.9%

120 BNY Mellon

Supplemental Information (unaudited) (continued)

The following table presents income from consolidated investment management funds, net of noncontrolling interests.

Income from consolidated investment management funds, net of noncontrolling interests (in millions)	2013	2012	2011	2010
Income from consolidated investment management funds	$183	$189	$200	$226
Less: Net income attributable to noncontrolling interests of consolidated investment management funds	80	76	50	59
Income from consolidated investment management funds, net of noncontrolling interests	$103	$113	$150	$167

The following table presents the line items in the Investment Management business impacted by the consolidated investment management funds.

Income from consolidated investment management funds, net of noncontrolling interests (in millions)	2013	2012	2011	2010
Investment management fees	$80	$81	$107	$125
Other (Investment income)	23	32	43	42
Income from consolidated investment management funds, net of noncontrolling interests	$103	$113	$150	$167

The following table presents the calculation of the equity to assets ratio and book value per common share.

Equity to assets and book value per common share	Dec. 31,
(dollars in millions, unless otherwise noted)	2013	2012	2011	2010	2009
BNY Mellon shareholders’ equity at period end – GAAP	$37,521	$36,431	$33,417	$32,354	$28,977
Less: Preferred stock	1,562	1,068	—	—	—
BNY Mellon common shareholders’ equity at period end – GAAP	35,959	35,363	33,417	32,354	28,977
Less: Goodwill	18,073	18,075	17,904	18,042	16,249
Intangible assets	4,452	4,809	5,152	5,696	5,588
Add: Deferred tax liability – tax deductible goodwill	1,302	1,130	967	816	720
Deferred tax liability – non-tax deductible intangible assets	1,222	1,310	1,459	1,625	1,680
Tangible BNY Mellon shareholders’ equity at period end – Non-GAAP	$15,958	$14,919	$12,787	$11,057	$9,540

Total assets at period end – GAAP	$374,310	$358,990	$325,266	$247,259	$212,224
Less: Assets of consolidated investment management funds	11,272	11,481	11,347	14,766	—
Subtotal assets of operations – Non-GAAP	363,038	347,509	313,919	232,493	212,224
Less: Goodwill	18,073	18,075	17,904	18,042	16,249
Intangible assets	4,452	4,809	5,152	5,696	5,588
Cash on deposit with the Federal Reserve and other central banks (a)	105,384	90,040	90,230	18,566	7,375
Tangible total assets of operations at period end – Non-GAAP	$235,129	$234,585	$200,633	$190,189	$183,012

BNY Mellon shareholders’ equity to total assets – GAAP	10.0%	10.1%	10.3%	13.1%	13.7%
BNY Mellon common shareholders’ equity to total assets – GAAP	9.6%	9.9%	10.3%	13.1%	13.7%
Tangible BNY Mellon common shareholders’ equity to tangible assets of operations – Non-GAAP	6.8%	6.4%	6.4%	5.8%	5.2%

Period end common shares outstanding (in thousands)	1,142,250	1,163,490	1,209,675	1,241,530	1,207,835

Book value per common share	$31.48	$30.39	$27.62	$26.06	$23.99
Tangible book value per common share – Non-GAAP	$13.97	$12.82	$10.57	$8.91	$7.90

(a)	Assigned a zero percentage risk-weighting by the regulators.

BNY Mellon 121

Supplemental Information (unaudited) (continued)

The following table presents the calculation of our Basel I Tier 1 common equity ratio.

Calculation of Basel I Tier 1 common equity to risk-weighted assets ratio (a)	Dec. 31,
(dollars in millions)	2013	2012	2011	2010	2009
Total Tier 1 capital – Basel I	$18,335	$16,694	$15,389	$13,597	$12,883
Less: Trust preferred securities	330	623	1,659	1,676	1,686
Preferred stock	1,562	1,068	—	—	—
Total Tier 1 common equity	$16,443	$15,003	$13,730	$11,921	$11,197

Total risk-weighted assets – Basel I	$113,322	$111,180	$102,255	$101,407	$106,328

Basel I Tier 1 common equity to risk-weighted assets ratio – Non-GAAP	14.5%	13.5%	13.4%	11.8%	10.5%

(a)	Determined under Basel I regulatory rules. The periods ended Dec. 31, 2010 and Dec. 31, 2009 include discontinued operations.

The following table presents the calculation of our estimated Basel III Tier 1 common equity ratio.

Estimated Basel III Tier 1 common equity ratio – Non-GAAP (a)	Dec. 31,
(dollars in millions)	2013	2012	2011
Total Tier 1 capital – Basel I	$18,335	$16,694	$15,389
Adjustment to determine Basel III Tier 1 common equity:
Deferred tax liability – tax deductible intangible assets	70	78	N/A
Preferred stock	(1,562)	(1,068)	—
Trust preferred securities	(330)	(623)	(1,659)
Other comprehensive income (loss):
Securities available-for-sale	387	1,350	450
Pension liabilities	(900)	(1,453)	(1,425)
Net pension fund assets	(713)	(249)	(90)
Total other comprehensive income (loss) and net pension fund assets	(1,226)	(352)	(1,065)
Equity method investments	(445)	(501)	(555)
Deferred tax assets	(49)	(47)	—
Other	17	18	34
Total estimated Basel III Tier 1 common equity	$14,810	$14,199	$12,144

Under the Standardized Approach:
Total risk-weighted assets – Basel I	$113,322	N/A	N/A
Add: Adjustments (b)	26,543	N/A	N/A
Total estimated Basel III risk-weighted assets	$139,865	N/A	N/A

Estimated Basel III Tier 1 common equity ratio – Non-GAAP calculated under the Standardized Approach	10.6%	N/A	N/A

Under the Advanced Approach:
Total risk-weighted assets – Basel I	$113,322	$111,180	$102,255
Add: Adjustments (b)	17,527	33,104	67,813
Total estimated Basel III risk-weighted assets	$130,849	$144,284	$170,068

Estimated Basel III Tier 1 common equity ratio – Non-GAAP calculated under the Advanced Approach	11.3%	9.8%	7.1%

(a)
At Dec. 31, 2013, the estimated Basel III Tier 1 common equity ratio is based on our interpretation of the Final Capital Rules released by the Federal Reserve on July 2, 2013, on a fully phased-in basis. For periods prior to Dec. 31, 2013, these ratios were estimated using our interpretation of the NPRs dated June 7, 2012, on a fully phased-in basis.

(b)
Following are the primary differences between risk-weighted assets determined under Basel I and Basel III. Credit risk is determined under Basel I using predetermined risk-weights and asset classes and relies in part on the use of external credit ratings. Under Basel III both the Standardized and Advanced Approaches use a broader range of predetermined risk-weights and asset classes and certain alternatives to external credit ratings. Securitization exposure receives a higher risk-weighting under Basel III than Basel I, and Basel III includes additional adjustments for market risk, counterparty credit risk and equity exposures. Additionally, the Standardized Approach eliminates the use of the VaR approach for determining risk-weighted assets on certain repo-style transactions. Risk-weighted assets calculated under the Advanced Approach also include the use of internal credit models and parameters as well as an adjustment for operational risk.

(c)
Changes in January 2014 to the probable loss model associated with unsecured wholesale credit exposures within our Advanced Approach capital model will impact risk-weighted assets. The Company did not include the impact at Dec. 31, 2013. However, a preliminary estimate of the revised methodology to the portfolio at Sept. 30, 2013 would have added approximately 6% to the risk-weighted assets.

122 BNY Mellon

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/volume analysis (a)	2013 over (under) 2012			2012 over (under) 2011
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$22	$(131)	$(109)	$(163)	$8	$(155)
Interest-bearing deposits with the Federal Reserve and other central banks	7	(9)	(2)	46	(42)	4
Federal funds sold and securities purchased under resale agreements	17	(5)	12	4	3	7
Margin loans	14	(22)	(8)	45	(6)	39
Non-margin loans:
Domestic offices:
Consumer	10	(15)	(5)	1	(21)	(20)
Commercial	33	(10)	23	(37)	20	(17)
Foreign offices	32	(47)	(15)	6	21	27
Total non-margin loans	75	(72)	3	(30)	20	(10)
Securities:
U.S. Government obligations	(12)	37	25	44	(11)	33
U.S. Government agency obligations	124	(82)	42	389	(197)	192
State and political subdivisions - tax exempt	35	(11)	24	105	(30)	75
Other securities:
Domestic offices	4	(33)	(29)	5	(144)	(139)
Foreign offices	(10)	(157)	(167)	11	(132)	(121)
Total other securities	(6)	(190)	(196)	16	(276)	(260)
Trading securities (primarily domestic)	58	4	62	24	(2)	22
Total securities	199	(242)	(43)	578	(516)	62
Total interest revenue	$334	$(481)	$(147)	$480	$(533)	$(53)
Interest expense
Interest-bearing deposits:
Domestic offices:
Money market rate accounts and demand deposit accounts	$—	$(1)	$(1)	$8	$(9)	$(1)
Savings	—	1	1	(1)	—	(1)
Time deposits	5	(16)	(11)	—	1	1
Total domestic offices	5	(16)	(11)	7	(8)	(1)
Foreign offices:
Banks	(4)	(12)	(16)	—	(4)	(4)
Other	6	(28)	(22)	11	(93)	(82)
Total foreign offices	2	(40)	(38)	11	(97)	(86)
Total interest-bearing deposits	7	(56)	(49)	18	(105)	(87)
Federal funds purchased and securities sold under repurchase agreements	—	(16)	(16)	—	(2)	(2)
Trading liabilities	17	(3)	14	(6)	(2)	(8)
Other borrowed funds:
Domestic offices	(2)	(2)	(4)	(8)	—	(8)
Foreign offices	—	(5)	(5)	(1)	4	3
Total other borrowed funds	(2)	(7)	(9)	(9)	4	(5)
Commercial paper	—	(2)	(2)	2	—	2
Payables to customers and broker-dealers	1	(1)	—	1	—	1
Long-term debt	(12)	(117)	(129)	29	—	29
Total interest expense	$11	$(202)	$(191)	$35	$(105)	$(70)
Changes in net interest revenue	$323	$(279)	$44	$445	$(428)	$17

(a)
Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

BNY Mellon 123

Selected Quarterly Data (unaudited)

	Quarter ended
(dollar amounts in millions, except per share amounts)	2013				2012
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement
Total fee and other revenue	$2,797	$2,963	$3,187	$2,844	$2,850	$2,879	$2,826	$2,838
Income from consolidated investment management funds	36	32	65	50	42	47	57	43
Net interest revenue	761	772	757	719	725	749	734	765
Total revenue	3,594	3,767	4,009	3,613	3,617	3,675	3,617	3,646
Provision for credit losses	6	2	(19)	(24)	(61)	(5)	(19)	5
Noninterest expense	2,877	2,779	2,822	2,828	2,825	2,705	3,047	2,756
Income before taxes	711	986	1,206	809	853	975	589	885
Provision (benefit) for income taxes	155	(2)	321	1,046	207	225	93	254
Net income (loss)	556	988	885	(237)	646	750	496	631
Net (income) attributable to noncontrolling interests	(17)	(8)	(40)	(16)	(11)	(25)	(30)	(12)
Net income (loss) applicable to shareholders of The Bank of New York Mellon Corporation	539	980	845	(253)	635	725	466	619
Preferred stock dividends	(26)	(13)	(12)	(13)	(13)	(5)	—	—
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	$513	$967	$833	$(266)	$622	$720	$466	$619
Basic earnings (loss) per common share	$0.44	$0.83	$0.71	$(0.23)	$0.53	$0.61	$0.39	$0.52
Diluted earnings (loss) per common share	0.44	0.82	0.71	(0.23)	0.53	0.61	0.39	0.52
Average balances
Interest-bearing deposits with banks	$122,795	$107,301	$98,683	$104,207	$112,812	$103,050	$96,378	$98,621
Securities	96,640	101,206	107,138	101,912	102,512	100,004	91,859	86,808
Trading assets	6,173	5,523	6,869	5,878	5,294	4,431	3,033	2,519
Loans	50,768	48,256	47,913	46,279	43,613	42,428	42,992	43,209
Total interest-earning assets	285,779	271,150	268,481	265,754	270,215	255,228	239,755	236,331
Assets of operations	344,629	329,887	325,931	322,161	324,601	307,919	293,718	289,900
Total assets	356,135	341,750	337,455	333,664	335,995	318,914	305,002	301,344
Deposits	237,019	225,622	221,867	218,065	222,706	208,490	193,342	192,051
Long-term debt	19,501	19,025	19,002	18,878	19,259	19,535	20,084	20,538
Preferred stock	1,562	1,562	1,350	1,068	1,066	611	60	—
Total The Bank of New York Mellon Corporation common shareholders’ equity	35,698	34,264	34,467	34,898	34,962	34,522	34,123	33,718
Net interest margin (FTE)	1.09%	1.16%	1.15%	1.11%	1.09%	1.20%	1.25%	1.32%
Annualized return on common equity	5.7%	11.2%	9.7%	N/M	7.1%	8.3%	5.5%	7.4%
Pre-tax operating margin	20%	26%	30%	22%	24%	27%	16%	24%
Common stock data (a)
Market price per share range:
High	$34.99	$32.36	$30.85	$29.13	$26.25	$24.95	$24.72	$24.70
Low	29.55	28.01	26.64	25.62	22.63	20.13	19.30	19.74
Average	32.56	30.67	28.72	27.55	24.33	22.20	21.92	22.01
Period end close	34.94	30.19	28.05	27.99	25.70	22.62	21.95	24.13
Cash dividends per common share	0.15	0.15	0.15	0.13	0.13	0.13	0.13	0.13
Market capitalization (b)	39,910	34,674	32,271	32,487	29,902	26,434	25,929	28,780

(a)
At Dec. 31, 2013, there were 29,231 shareholders registered with our stock transfer agent, compared with 31,486 at Dec. 31, 2012 and 33,222 at Dec. 31, 2011. In addition, there were 47,223 of BNY Mellon’s current and former employees at Dec. 31, 2013 who participate in BNY Mellon’s 401(k) Retirement Savings Plan. All shares of BNY Mellon’s common stock held by the Plan for its participants are registered in the name of The Bank of New York Mellon Corporation, as trustee.

(b)	At period end.

124 BNY Mellon

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about the usefulness of Non-GAAP measures, the future results of BNY Mellon and our long-term goals and strategies. In addition, these forward-looking statements relate to expectations regarding: Basel III and our estimated Basel III Tier 1 common equity ratio; the estimated effect of regulatory changes made in January 2014 on risk-weighted assets; proposed rulemaking concerning a liquidity coverage ratio; the potential impact of supplementary leverage ratio proposals; the announcement of our 2014 capital plan; the impact of the continued run-off of high margin structured debt securitizations on our total annual revenue; our foreign exchange revenues; increasing expenses relating to investments in our compliance, risk and other control functions in light of increasing regulatory requirements; elevated levels of legal and litigation costs; operational excellence initiatives, including program savings since program inception in 2011; future savings facilitated by the relocation of our New York-based treasury and trading operations from leased space to an owned building; our effective tax rate; the impact of seasonality on our businesses; estimations of the impact of market value changes on our fee revenue and earnings per share; estimated new business wins in assets under custody and/or administration; the impact of globalization and a changing regulatory environment on the demand for our products and services; our tri-party repo business; our appearance as the named plaintiff in legal actions brought by servicers in foreclosure and other related proceedings; overdraft exposure with respect to Irish-domiciled investment funds; the impact of an update to our methodologies utilized in our probable loss model; the impact on our allowance for loan losses of changes in assigned credit ratings; assumptions with respect to residential mortgage-backed securities; the expected impact of actions on our investment securities portfolio in the event of a rise in interest rates; effects of changes in projected loss severities and default rates on impairment charges; net pension expense; the impact of significant changes in ratings classifications for our investment securities portfolio; the expected impact of certain of our recent actions in the event of a rise in interest rates; goals with respect to our commercial portfolio; our credit strategies; our maintenance of a sizable allowance for loan losses; the potential for an adverse ruling in the ongoing Sentinel litigation; our quarterly provision for credit losses in 2014; our goals with respect to our liquidity cushion, diversity of funding sources, liquidity ratios, a liquid asset buffer, and the levels and sources of wholesale funds; the potential uses of liquidity; the impact of a reduction in our Investment Services businesses; our liquidity policy; our access to capital markets and our shelf registration statements; the impact of a change in rating agencies’ assumptions on ratings of the Parent, The Bank of New York Mellon and BNY Mellon, N.A.; capital, including possible redemptions or other actions with regard to outstanding securities; the effects of changes in risk-weighted assets/quarterly average assets or changes in common equity levels on capital ratios; the capitalization status of BNY Mellon and its bank subsidiaries; the effects of customer behavior and market volatility or stress on our balance sheet size and client deposit levels; our share repurchase program; our foreign exchange and other trading counterparty risk rating profile; our earnings simulation model; estimations and assumptions on net interest revenue and net interest rate sensitivities; impact of certain events on the growth or contraction of deposits, our assumptions about depositor behavior, our balance sheet and net interest revenue; the estimated impact on our Economic Value of Equity and on our tangible common equity ratio of a change in interest rates; the timing and effects of pending and proposed legislation, regulation and accounting standards, including: U.S. implementation of the Basel III capital and liquidity framework, new and proposed risk-based and leverage regulatory capital rules, supplementary leverage ratio proposals, proposed rulemaking concerning implementation of minimum liquidity standards, implementation of the Volcker Rule in the U.S. and proposals similar to the Volcker Rule from the European Commission, proposed U.S. and European regulations concerning the derivatives markets and the regulation of money market funds, the FDIC notice regarding implementation of a single point of entry resolution approach, proposed U.K. rules regarding depositor preference, and European Central Bank comprehensive assessments; the practical elimination of intraday credit related to tri-party repo processing; the timing and effects of pending and proposed accounting standards, including: accounting for investments in qualified affordable housing projects, revenue from contracts with customers, principal versus agent analysis, leases, financial instruments - credit losses, effective control for transfers with forward agreements to repurchase assets and accounting for repurchase financings, recognition and measurement of financial assets and financial liabilities, and reporting

BNY Mellon 125

Forward-looking Statements (continued)

discontinued operations; business continuity planning; our anticipated actions with respect to legal or regulatory proceedings; future litigation costs; the expected outcome and the impact of judgments and settlements, if any, arising from pending or potential legal or regulatory proceedings; and our expectations with respect to litigation accruals.

In this report, any other report, any press release or any written or oral statement that BNY Mellon or its executives may make, words, such as “estimate,” “forecast,” “project,” “anticipate,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends” and words of similar meaning, may signify forward-looking statements.

Forward-looking statements, including discussions and projections of future results of operations and discussions of future plans contained in the Management’s Discussion and Analysis of Financial Condition and Results of Operations, are based on management’s current expectations and assumptions that involve risk and uncertainties and that are subject to change based on various important factors (some of which are beyond BNY Mellon’s control), including adverse changes in market conditions, and the timing of such changes, and the actions that management could take in response to these changes. Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in the “Risk Factors” section of this Annual Report, such as: government regulation and supervision, and recent legislative and regulatory actions; regulatory actions or litigation; adverse publicity with respect to us, other well-known companies and the financial services industry generally; continued litigation and regulatory investigations and proceedings involving our foreign exchange standing instruction program; failure to satisfy regulatory standards, including capital adequacy guidelines; operational risk; failure or circumvention of our controls and procedures; disruption or breach in security of our information systems that results in a loss of confidential client information or impacts our ability to provide services to our clients; failure to update our technology; change or uncertainty in monetary, tax and other governmental policies; intense competition in all aspects of our business; the risks relating to new lines of business or new products and services, and the failure to grow our existing businesses; failure to attract and retain employees; political, economic, legal, operational and other risks inherent in operating globally; acts of terrorism, natural disasters, pandemics and global conflicts; our strategic acquisitions, including our ability to successfully integrate acquired businesses and potential liabilities from legacy claims against the acquired businesses; ongoing concerns about the financial stability of several countries in Europe, the failure or instability of any of our significant counterparties in Europe, or a breakup of the European Monetary Union; continuing uncertainty in financial markets and weakness in the economy generally; low or volatile interest rates; market volatility; further write-downs of financial instruments that we own and other losses related to volatile and illiquid market conditions; our dependence on fee-based business for a substantial majority of our revenue and the potential adverse effects of a slowing in capital market activity, weak financial markets or negative trends in savings rates or in individual investment preferences; the impact of a stable exchange-rate environment or decreased cross-border investing activity on our foreign exchange revenues; any material reduction in our credit ratings or the credit ratings of certain of our subsidiaries; the failure or instability of any of our significant counterparties, and our assumption of credit and counterparty risk; credit, regulatory and reputation risks as a result of our tri-party repo agent services; the impact of not effectively managing our liquidity; inadequate reserves for credit losses, including loan reserves; tax law changes or challenges to our tax positions; changes in accounting standards; risks associated with being a holding company, including our dependence on dividends from our subsidiary banks; and the impact of provisions of Delaware law and the Federal Reserve on our ability to return capital to shareholders. Investors should consider all risks in this Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other websites referenced herein are not part of this report.

126 BNY Mellon

Glossary

Accumulated Benefit Obligation (“ABO”) - The actuarial present value of benefits (vested and non-vested) attributed to employee services rendered.

Alt-A securities - A mortgage risk categorization that falls between prime and subprime. Borrowers behind these mortgages will typically have clean credit histories but the mortgage itself will generally have issues that increase its risk profile.

Alternative investments - Usually refers to investments in hedge funds, leveraged loans, subordinated and distressed debt, real estate and foreign currency overlay. Examples of alternative investment strategies are: long-short equity, event-driven, statistical arbitrage, fixed income arbitrage, convertible arbitrage, short bias, global macro and equity market neutral.

APAC - Asia-Pacific region.

Asset-backed commercial paper (“ABCP”) - A short-term instrument issued by a financial institution that is collateralized by other assets.

Asset-backed security (“ABS”) - A financial security backed by a loan, lease or receivables against assets other than real estate and mortgage-backed securities.

Assets under custody and/or administration (“AUC/A”) - Assets that we hold directly or indirectly on behalf of clients under a safekeeping or custody arrangement or for which we provide administrative services for clients. The following types of assets under administration are not and historically have not been included in AUC/A: performance and risk analytics, transfer agency and asset aggregation services. To the extent that we provide more than one AUC/A service for a client’s assets, the value of the asset is only counted once in the total amount of AUC/A.

ASC - Accounting Standards Codification.

Assets Under Management (“AUM”) - Includes assets beneficially owned by our clients or customers which we hold in various capacities that are either actively or passively managed, as well as the value of hedges supporting customer liabilities. These assets and liabilities are not on our balance sheet.

bps - basis points.

CAMELS - An international bank-rating system where bank supervisory authorities rate institutions according to six factors. The six factors are Capital adequacy, Asset quality, Management quality, Earnings, Liquidity and Sensitivity to Market Risk.

Central Securities Depository (“CSD”) - Has three principal functions; the issuance of financial instruments, settlement of financial instrument transactions, and safekeeping of financial instruments.

Collateral management - A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers.

Collateralized Debt Obligations (“CDOs”) - A type of asset-backed security and structured credit product constructed from a portfolio of fixed-income assets.

Collateralized loan obligation (“CLO”) - A debt security backed by a pool of commercial loans.

Collective trust fund - An investment fund formed from the pooling of investments by investors.

Common Equity Tier 1 capital (“CET1”) - the sum of surplus (net of treasury stock), retained earnings, accumulated other comprehensive income (loss), and common equity Tier 1 minority interest subject to certain limitations, minus certain regulatory adjustments and deductions.

Counterparty risk (default risk) - The risk that a counterparty will not pay as obligated on a contract, trade or transaction.

Credit derivatives - Contractual agreements that provide insurance against a credit event of one or more referenced credits. Such events include bankruptcy, insolvency and failure to meet payment obligations when due.

Credit risk - The risk of loss due to borrower or counterparty default.

Credit valuation adjustment (“CVA”) - The market value of counterparty credit risk on OTC derivative transactions.

Currency swaps - An agreement to exchange stipulated amounts of one currency for another currency.

BNY Mellon 127

Glossary (continued)

Daily average revenue trades (“DARTS”) - Represents the number of trades from which an entity can expect to generate revenue through fees or commissions on a given day.

Debit valuation adjustment (“DVA”) - The market value of our credit risk on OTC derivative transactions.

Depositary Receipts (“DR”) - A negotiable security that generally represents a non-U.S. company’s publicly traded equity.

Derivative - A contract or agreement whose value is derived from changes in interest rates, foreign exchange rates, prices of securities or commodities, credit worthiness for credit default swaps or financial or commodity indices.

Discontinued operations - The operating results of a component of an entity, as defined by ASC 205, that are removed from continuing operations when that component has been disposed of or it is management’s intention to sell the component.

Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) - Regulatory reform legislation signed into law on July 21, 2010. This law broadly affects the financial services industry and contains numerous provisions aimed at strengthening the sound operation of the financial services sector.

Double leverage - The situation that exists when a holding company’s equity investments in wholly owned subsidiaries (including goodwill and intangibles) exceed its equity capital. Double leverage is created when a bank holding company issues debt and downstreams the proceeds to a subsidiary as an equity investment.

Earnings allocated to participating securities - Amount of undistributed earnings, after payment of taxes, preferred stock dividends and the required adjustment for common stock dividends declared, that is allocated to securities that are eligible to receive a portion of the Company’s earnings.

Economic Capital - The amount of capital required to absorb potential losses and reflects the probability of remaining solvent over a one-year time horizon.

Economic Value of Equity (“EVE”) - An aggregation of discounted future cash flows of assets and liabilities over a long-term horizon.

EMEA - Europe, the Middle East and Africa.

Eurozone - An economic and monetary union of 18 European Union member states that have adopted the euro (€) as their common currency. The Eurozone currently includes Germany, France, Belgium, the Netherlands, Luxembourg, Austria, Finland, Italy, Ireland, Spain, Portugal, Greece, Estonia, Cyprus, Malta, Slovenia, Slovakia and Latvia.

eXtensible Business Reporting Language (“XBRL”) - A language for the electronic communication of business and financial data.

FASB - Financial Accounting Standards Board.

FDIC - Federal Deposit Insurance Corporation.

Fiduciary risk - The risk arising from our role as trustee, executor, investment agent or guardian in accordance with governing documents, prudent person principles and applicable laws, rules and regulations.

Foreign currency options - Similar to interest rate options except they are based on foreign exchange rates. Also, see interest rate options in this glossary.

Foreign currency swaps - An agreement to exchange stipulated amounts of one currency for another currency at one or more future dates.

Foreign exchange contracts - Contracts that provide for the future receipt or delivery of foreign currency at previously agreed-upon terms.

Forward rate agreements - Contracts to exchange payments on a specified future date, based on a market change in interest rates from trade date to contract settlement date.

Fully Taxable Equivalent (“FTE”) - Basis for comparison of yields on assets having ordinary taxability with assets for which special tax exemptions apply. The FTE adjustment reflects an increase in the interest yield or return on a tax-exempt asset to a level that would be comparable had the asset been fully taxable.

128 BNY Mellon

Glossary (continued)

Generally Accepted Accounting Principles (“GAAP”) - Accounting rules and conventions defining acceptable practices in preparing financial statements in the U.S. The FASB is the primary source of accounting rules.

Grantor Trust - A legal, passive entity through which pass-through securities are sold to investors.

Hedge fund - A fund which is allowed to use diverse strategies that are unavailable to mutual funds, including selling short, leverage, program trading, swaps, arbitrage and derivatives.

Impairment - When an asset’s market value is less than its carrying value.

Interest rate options, including caps and floors - Contracts to modify interest rate risk in exchange for the payment of a premium when the contract is initiated. As a writer of interest rate options, we receive a premium in exchange for bearing the risk of unfavorable changes in interest rates. Conversely, as a purchaser of an option, we pay a premium for the right, but not the obligation, to buy or sell a financial instrument or currency at predetermined terms in the future.

Interest rate sensitivity - The exposure of net interest income to interest rate movements.

Interest rate swaps - Contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. Interest rate swaps are the most common type of derivative contract that we use in our asset/liability management activities.

Investment grade - Represents Moody’s long-term rating of Baa3 or better; and/or a Standard & Poor’s, Fitch or DBRS long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings. Instruments that fall below these levels are considered to be non-investment grade.

Joint venture - A company or entity owned and operated by a group of companies for a specific business purpose, no one of which has a majority interest.

Leverage ratio (Basel I rules) - Tier 1 capital divided by quarterly average total assets, as defined by the regulators.

Liquidity risk - The risk of being unable to fund our portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Litigation risk - Arises when in the ordinary course of business, we are named as defendants or made parties to legal actions.

Loans for purchasing or carrying securities - Loans primarily to brokers and dealers in securities.

Market risk - The potential loss in value of portfolios and financial instruments caused by movements in market variables, such as interest and foreign exchange rates, credit spreads, and equity and commodity prices.

Master netting agreement - An agreement between two counterparties that have multiple contracts with each other that provides for the net settlement of all contracts through a single payment in the event of default or termination of any one contract.

Mortgage-Backed Security (“MBS”) - An asset-backed security whose cash flows are backed by the principal and interest payments of a set of mortgage loans.

N/A - Not applicable.

N/M - Not meaningful.

Net interest margin - The result of dividing net interest revenue by average interest-earning assets.

Nostro account - An account held in a foreign country by a domestic bank, denominated in the currency of that country. Nostro accounts are used to facilitate settlement of foreign exchange and currency trading transactions.

Notice of proposed rulemaking (“NPR”) - A public notice issued by law when one of the independent agencies of the United States government wishes to add, remove, or change a rule or regulation as part of the rulemaking process.

Operating leverage - The rate of increase in revenue to the rate of increase in expenses.

BNY Mellon 129

Glossary (continued)

Operational risk - The risk of loss resulting from inadequate or failed processes or systems, human factors or external events.

Other-than-temporary impairment (“OTTI”) - An impairment charge taken on a security whose fair value has fallen below the carrying value on the balance sheet and its value is not expected to recover through the holding period of the security.

Overnight indexed swap (“OIS”) - The standard discounting rate for financial institutions due to the liquidity risk and inherent credit risk associated with dealing with other (LIBOR based) financial institutions.  OIS is based on an overnight rate index rate set by a central bank; in the U.S., the index is Fed Funds.  Discounting cash flows using the OIS rate is applied to transactions involving exchanges of collateral, and conceptually incorporates the cost of funding the collateral required by these transactions.

Performance fees - Fees received by an investment advisor based upon the fund’s performance for the period relative to various predetermined benchmarks.

Prime securities - A classification of securities collateralized by loans to borrowers who have a high-value and/or a good credit history.

Private equity/venture capital - Investment in start-up companies or those in the early processes of developing products and services with perceived, long-term growth potential.

Pre-tax operating margin - Income before taxes for a period divided by total revenue for that period.

Projected Benefit Obligation (“PBO”) - The actuarial present value of all benefits accrued on employee service rendered prior to the calculation date, including allowance for future salary increases if the pension benefit is based on future compensation levels.

Qui tam action - An action brought under a statute that allows a private person to sue for a recovery, part of which the government or some specified public institution will receive.

Rating Agency - An independent agency that assesses the credit quality and likelihood of default of an issue or issuer and assigns a rating to that issue or issuer.

Real Estate Investment Trust (“REIT”) - An investor-owned corporation, trust or association that sells shares to investors and invests in income-producing property.

Repurchase Agreement (“Repo”) - An instrument used to raise short term funds whereby securities are sold with an agreement for the seller to buy back the securities at a later date.

Reputational risk - Arises when events or actions that negatively impact our reputation lead to a loss of existing clients and could make it more challenging to acquire new business.

Residential Mortgage-Backed Security (“RMBS”) - An asset-backed security whose cash flows are backed by principal and interest payments of a set of residential mortgage loans.

Restructuring charges - Typically result from the consolidation and/or relocation of operations.

Return on assets - Net income applicable to common shareholders divided by average assets.

Return on common equity - Net income applicable to common shareholders divided by average common shareholders’ equity.

Return on tangible common equity - Net income applicable to common shareholders, excluding amortization of intangible assets, divided by average tangible common shareholders’ equity.

Securities lending transaction - A fully collateralized transaction in which the owner of a security agrees to lend the security through an agent (The Bank of New York Mellon) to a borrower, usually a broker/dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which generally matures in less than 90 days.

Subcustodian - A local provider (e.g., a bank) contracted to provide specific custodial related services in a selected country or geographic area.

Subprime securities - A classification of securities collateralized by loans to borrowers who have a tarnished or limited credit history.

130 BNY Mellon

Glossary (continued)

Tangible common shareholders’ equity - Common equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill.

Tier 1 and total capital (Basel I rules) - Includes common shareholders’ equity (excluding certain components of comprehensive income), preferred stock, qualifying trust preferred securities, less goodwill and certain intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill and a deduction for certain non-financial equity investments and disallowed deferred tax assets. Total capital includes Tier 1 capital, qualifying unrealized equity securities gains, qualifying subordinated debt and the allowance for credit losses.

Unfunded commitments - Legally binding agreements to provide a defined level of financing until a specified future date.

Value-at-Risk (“VaR”) - A measure of the dollar amount of potential loss at a specified confidence level from adverse market movements in an ordinary market environment.

Variable Interest Entity (“VIE”) - An entity that: (1) lacks enough equity investment at risk to permit the entity to finance its activities without additional financial support from other parties; (2) has equity owners that lack the right to make significant decisions affecting the entity’s operations; and/or (3) has equity owners that do not have an obligation to absorb or the right to receive the entity’s losses or return.

Volcker rule - The Volcker Rule generally prohibits covered companies from engaging in proprietary trading and conditionally allows companies to sponsor certain U.S. and foreign private equity and hedge funds.

BNY Mellon 131

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2013. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (1992). Based upon such assessment, management believes that, as of December 31, 2013, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2013 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 133.

132 BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (“BNY Mellon”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BNY Mellon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on BNY Mellon’s internal control over financial reporting based on our audit.

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

In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BNY Mellon as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated February 28, 2014 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
February 28, 2014

BNY Mellon 133

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2013	2012	2011
Fee and other revenue
Investment services fees:
Asset servicing	$3,905	$3,780	$3,697
Clearing services	1,264	1,193	1,159
Issuer services	1,090	1,052	1,445
Treasury services	554	549	535
Total investment services fees	6,813	6,574	6,836
Investment management and performance fees	3,395	3,174	3,002
Foreign exchange and other trading revenue	674	692	848
Distribution and servicing	180	192	187
Financing-related fees	172	172	170
Investment and other income	416	427	455
Total fee revenue	11,650	11,231	11,498
Net securities gains (losses)—including other-than-temporary impairment	146	242	(86)
Noncredit-related gains (losses) on securities not expected to be sold (recognized in other comprehensive income)	5	80	(134)
Net securities gains	141	162	48
Total fee and other revenue	11,791	11,393	11,546
Operations of consolidated investment management funds
Investment income	548	593	670
Interest of investment management fund note holders	365	404	470
Income from consolidated investment management funds	183	189	200
Net interest revenue
Interest revenue	3,352	3,507	3,588
Interest expense	343	534	604
Net interest revenue	3,009	2,973	2,984
Provision for credit losses	(35)	(80)	1
Net interest revenue after provision for credit losses	3,044	3,053	2,983
Noninterest expense
Staff	6,019	5,761	5,726
Professional, legal and other purchased services	1,252	1,222	1,217
Net occupancy	629	593	624
Software	596	524	485
Distribution and servicing	435	421	416
Furniture and equipment	337	331	330
Business development	317	275	261
Sub-custodian	280	269	298
Other	1,029	994	937
Amortization of intangible assets	342	384	428
Merger and integration, litigation and restructuring charges	70	559	390
Total noninterest expense	11,306	11,333	11,112
Income
Income before income taxes	3,712	3,302	3,617
Provision for income taxes	1,520	779	1,048
Net income	2,192	2,523	2,569
Net (income) attributable to noncontrolling interests (includes $(80), $(76) and $(50) related to consolidated investment management funds, respectively)	(81)	(78)	(53)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	2,111	2,445	2,516
Preferred stock dividends	(64)	(18)	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,047	$2,427	$2,516
134 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2013	2012	2011
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,047	$2,427	$2,516
Less: Earnings allocated to participating securities	37	35	27
Change in the excess of redeemable value over the fair value of noncontrolling interests	1	(5)	9
Net income applicable to the common shareholders of The Bank of New York Mellon Corporation after required adjustments for the calculation of basic and diluted earnings per common share	$2,009	$2,397	$2,480

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2013	2012	2011
Basic	1,150,689	1,176,485	1,220,804
Common stock equivalents	16,874	10,970	8,425
Less: Participating securities	(13,122)	(9,025)	(6,203)
Diluted	1,154,441	1,178,430	1,223,026

Anti-dilutive securities (a)	75,847	91,347	86,270

Earnings per share applicable to the common shareholders of The Bank of New York Mellon Corporation (b)	Year ended Dec. 31,
(in dollars)	2013	2012	2011
Basic	$1.75	$2.04	$2.03
Diluted	$1.74	$2.03	$2.03

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

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 135

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2013	2012	2011
Net income	$2,192	$2,523	$2,569
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	192	130	(195)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	(889)	1,007	306
Reclassification adjustment	(74)	(106)	(26)
Total unrealized gain (loss) on assets available-for-sale	(963)	901	280
Defined benefit plans:
Prior service cost arising during the period	(1)	57	—
Net gain (loss) arising during the period	429	(190)	(443)
Foreign exchange adjustment	—	—	(3)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	126	104	69
Total defined benefit plans	554	(29)	(377)
Net unrealized gain on cash flow hedges	9	1	3
Total other comprehensive income (loss), net of tax (a)	(208)	1,003	(289)
Net (income) attributable to noncontrolling interests	(81)	(78)	(53)
Other comprehensive (income) loss attributable to noncontrolling interests	(41)	(19)	17
Net comprehensive income	$1,862	$3,429	$2,244

(a)
Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $(249) million for the year ended Dec. 31, 2013, $984 million for the year ended Dec. 31, 2012 and $(272) million for the year ended Dec. 31, 2011.

See accompanying Notes to Consolidated Financial Statements.

136 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2013	2012
Assets
Cash and due from:
Banks	$6,460	$4,727
Interest-bearing deposits with the Federal Reserve and other central banks	104,359	90,110
Interest-bearing deposits with banks	35,300	43,910
Federal funds sold and securities purchased under resale agreements	9,161	6,593
Securities:
Held-to-maturity (fair value of $19,443 and $8,389)	19,743	8,205
Available-for-sale	79,309	92,619
Total securities	99,052	100,824
Trading assets	12,098	9,378
Loans	51,657	46,629
Allowance for loan losses	(210)	(266)
Net loans	51,447	46,363
Premises and equipment	1,655	1,659
Accrued interest receivable	621	593
Goodwill	18,073	18,075
Intangible assets	4,452	4,809
Other assets (includes $1,728 and $1,321, at fair value)	20,360	20,468
Subtotal assets of operations	363,038	347,509
Assets of consolidated investment management funds, at fair value:
Trading assets	10,397	10,961
Other assets	875	520
Subtotal assets of consolidated investment management funds, at fair value	11,272	11,481
Total assets	$374,310	$358,990
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$95,475	$93,019
Interest-bearing deposits in U.S. offices	56,640	53,826
Interest-bearing deposits in Non-U.S. offices	109,014	99,250
Total deposits	261,129	246,095
Federal funds purchased and securities sold under repurchase agreements	9,648	7,427
Trading liabilities	6,945	8,176
Payables to customers and broker-dealers	15,707	16,095
Commercial paper	96	338
Other borrowed funds	663	1,380
Accrued taxes and other expenses	6,985	7,316
Other liabilities (including allowance for lending-related commitments of $134 and $121, also includes $503 and $704, at fair value)	4,608	6,010
Long-term debt (includes $321 and $345, at fair value)	19,864	18,530
Subtotal liabilities of operations	325,645	311,367
Liabilities of consolidated investment management funds, at fair value:
Trading liabilities	10,085	10,152
Other liabilities	46	29
Subtotal liabilities of consolidated investment management funds, at fair value	10,131	10,181
Total liabilities	335,776	321,548
Temporary equity
Redeemable noncontrolling interests	230	178
Permanent equity
Preferred stock - par value $0.01 per share; authorized 100,000,000 shares; issued 15,826 and 10,826 shares	1,562	1,068
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,268,036,220 and 1,254,182,209 shares	13	13
Additional paid-in capital	24,002	23,485
Retained earnings	15,976	14,622
Accumulated other comprehensive loss, net of tax	(892)	(643)
Less: Treasury stock of 125,786,430 and 90,691,868 common shares, at cost	(3,140)	(2,114)
Total The Bank of New York Mellon Corporation shareholders’ equity	37,521	36,431
Nonredeemable noncontrolling interests of consolidated investment management funds	783	833
Total permanent equity	38,304	37,264
Total liabilities, temporary equity and permanent equity	$374,310	$358,990
See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 137

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2013	2012	2011
Operating activities
Net income	$2,192	$2,523	$2,569
Net (income) attributable to noncontrolling interests	(81)	(78)	(53)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	2,111	2,445	2,516
Adjustments to reconcile net income to net cash (used for) provided by operating activities:
Provision for credit losses	(35)	(80)	1
Pension plan contributions	(68)	(441)	(71)
Depreciation and amortization	1,389	1,246	776
Deferred tax expense	533	252	12
Net securities (gains) and venture capital (income)	(147)	(170)	(65)
Change in trading activities	(3,946)	(1,412)	(425)
Change in accruals and other, net	(479)	(211)	(533)
Net cash (used for) provided by operating activities	(642)	1,629	2,211
Investing activities
Change in interest-bearing deposits with banks	10,667	(6,892)	12,983
Change in interest-bearing deposits with the Federal Reserve and other central banks	(14,249)	133	(70,787)
Purchases of securities held-to-maturity	(6,740)	(3,477)	(1,226)
Paydowns of securities held-to-maturity	1,545	829	233
Maturities of securities held-to-maturity	43	710	1,127
Purchases of securities available-for-sale	(28,622)	(43,788)	(42,367)
Sales of securities available-for-sale	19,455	10,265	9,507
Paydowns of securities available-for-sale	9,621	9,769	8,332
Maturities of securities available-for-sale	3,911	8,606	9,385
Net change in loans	(5,092)	(2,754)	(6,863)
Sales of loans and other real estate	104	320	604
Change in federal funds sold and securities purchased under resale agreements	(2,568)	(2,083)	659
Change in seed capital investments	(171)	59	162
Purchases of premises and equipment/capitalized software	(609)	(652)	(642)
Proceeds from the sale of premises and equipment	—	6	13
Acquisitions, net of cash	(19)	(29)	(64)
Dispositions, net cash	84	—	—
Other, net	(560)	(409)	(1,234)
Net cash (used for) investing activities	(13,200)	(29,387)	(80,178)
Financing activities
Change in deposits	13,960	26,226	74,252
Change in federal funds purchased and securities sold under repurchase agreements	2,221	1,160	665
Change in payables to customers and broker-dealers	(388)	3,424	2,709
Change in other borrowed funds	(672)	(796)	(549)
Change in commercial paper	(242)	328	—
Net proceeds from the issuance of long-term debt	3,892	2,761	5,042
Repayments of long-term debt	(2,035)	(4,163)	(1,911)
Proceeds from the exercise of stock options	263	40	18
Issuance of common stock	25	25	25
Issuance of preferred stock	494	1,068	—
Treasury stock acquired	(1,026)	(1,148)	(873)
Common cash dividends paid	(680)	(623)	(593)
Preferred cash dividends paid	(64)	(18)	—
Other, net	(127)	4	(20)
Net cash provided by financing activities	15,621	28,288	78,765
Effect of exchange rate changes on cash	(46)	22	(298)
Change in cash and due from banks
Change in cash and due from banks	1,733	552	500
Cash and due from banks at beginning of period	4,727	4,175	3,675
Cash and due from banks at end of period	$6,460	$4,727	$4,175
Supplemental disclosures
Interest paid	$347	$561	$586
Income taxes paid	400	709	640
Income taxes refunded	29	51	136
See accompanying Notes to Consolidated Financial Statements.

138 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2012	$1,068	$13	$23,485	$14,622	$(643)	$(2,114)	$833	$37,264	(a)	$178
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		49
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(81)
Other net changes in noncontrolling interests	—	—	21	—	—	—	(161)	(140)		73
Net income	—	—	—	2,111	—	—	80	2,191		1
Other comprehensive income (loss)	—	—	—	(12)	(249)	—	31	(230)		10
Dividends:
Common stock at $0.58 per share	—	—	—	(681)	—	—	—	(681)		—
Preferred stock	—	—	—	(64)	—	—	—	(64)		—
Repurchase of common stock	—	—	—	—	—	(1,026)	—	(1,026)		—
Common stock issued under:
Employee benefit plans	—	—	25	—	—	—	—	25		—
Direct stock purchase and dividend reinvestment plan	—	—	20	—	—	—	—	20		—
Preferred stock issued	494	—	—	—	—	—	—	494		—
Stock awards and options exercised	—	—	451	—	—	—	—	451		—
Balance at Dec. 31, 2013	$1,562	$13	$24,002	$15,976	$(892)	$(3,140)	$783	$38,304	(a)	$230

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,363 million at Dec. 31, 2012 and $35,959 million at Dec. 31, 2013.

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2011	$—	$12	$23,185	$12,812	$(1,627)	$(965)	$670	$34,087	(a)	$114
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		45
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(10)
Other net changes in noncontrolling interests	—	—	(2)	6	—	—	72	76		23
Net income	—	—	—	2,445	—	—	76	2,521		2
Other comprehensive income	—	—	—	—	984	—	15	999		4
Dividends:
Common stock at $0.52 per share	—	—	—	(623)	—	—	—	(623)		—
Preferred stock	—	—	—	(18)	—	—	—	(18)		—
Repurchase of common stock	—	—	—	—	—	(1,148)	—	(1,148)		—
Common stock issued under:
Employee benefit plans	—	—	27	—	—	—	—	27		—
Direct stock purchase and dividend reinvestment plan	—	—	20	—	—	—	—	20		—
Preferred stock issued	1,068	—	—	—	—	—	—	1,068		—
Stock awards and options exercised	—	1	255	—	—	(1)	—	255		—
Balance at Dec. 31, 2012	$1,068	$13	$23,485	$14,622	$(643)	$(2,114)	$833	$37,264	(a)	$178

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $33,417 million at Dec. 31, 2011 and $35,363 million at Dec. 31, 2012.

BNY Mellon 139

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders					Non- redeemable non- controlling interest	Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2010	$12	$22,885	$10,898	$(1,355)	$(86)	$12	$699	$33,065	(a)	$92
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		41
Redemption of subsidiary shares from noncontrolling interests	—	2	—	—	—	—	—	2		(19)
Other net changes in noncontrolling interests	—	17	(9)	—	—	(12)	(63)	(67)		(2)
Net income	—	—	2,516	—	—	—	50	2,566		3
Other comprehensive income	—	—	—	(272)	—	—	(16)	(288)		(1)
Dividend on common stock at $0.48 per share	—	—	(593)	—	—	—	—	(593)		—
Repurchase of common stock	—	—	—	—	(873)	—	—	(873)		—
Common stock issued under:
Employee benefit plans	—	30	—	—	3	—	—	33		—
Direct stock purchase and dividend reinvestment plan	—	20	—	—	—	—	—	20		—
Stock awards and options exercised	—	231	(1)	—	(9)	—	—	221		—
Other	—	—	1	—	—	—	—	1		—
Balance at Dec. 31, 2011	$12	$23,185	$12,812	$(1,627)	$(965)	$—	$670	$34,087	(a)	$114

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $32,354 million at Dec. 31, 2010 and $33,417 million at Dec. 31, 2011.

See accompanying Notes to Consolidated Financial Statements.

140 BNY Mellon

Notes to Consolidated Financial Statements

Note 1 - Summary of significant accounting and reporting policies

Basis of presentation

The accounting and financial reporting policies of BNY Mellon, a global financial services company, conform to U.S. generally accepted accounting principles (“GAAP”) and prevailing industry practices.

In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the annual periods presented have been made. These financial statements should be read in conjunction with BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2013. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with current period presentation.

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

Equity method investments

The consolidated financial statements include the accounts of BNY Mellon and its subsidiaries. Equity investments of less than a majority but at least 20%

ownership are accounted for by the equity method and classified as other assets. Earnings on these investments are reflected in fee and other revenue as investment services fees, investment management and performance fees or investment and other income, as appropriate, in the period earned.

A loss in value of an equity investment that is determined to be other-than-temporary, is recognized by reducing the carrying value of the equity investment down to its fair value.

Our most significant equity method investments are:

Equity method investments at Dec. 31, 2013
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon	50.0%	$576
Wing Hang	20.8%	$535
Siguler Guff	20.0%	$278
ConvergEx	33.9%	$133	(a)

(a)
In addition to the common ownership interest noted, BNY Mellon also holds an interest in ConvergEx nonvoting Series B preferred units.  The book value at Dec. 31, 2013 is reflective of our combined common and preferred interests in ConvergEx.

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

Parent financial statements

The Parent financial statements in Note 19 of the Notes to Consolidated Financial Statements include the accounts of the Parent; those of a wholly-owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries; and MIPA, LLC, a single-member limited liability

BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

company, created to hold and administer corporate-owned life insurance. Financial data for the Parent, the financing subsidiary and the single-member limited liability company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our two principal businesses, Investment Management and Investment Services, we serve the following major classes of customers - institutions, corporations, and high net worth individuals. For institutions and corporations, we provide the following services:

•	investment management;

•	trust and custody;

•	foreign exchange;

•	fund administration;

•	global collateral services;

•	securities lending;

•	depositary receipts;

•	corporate trust;

•	global payment/cash management;

•	banking services; and

•	clearing services.

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

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Trading account securities, available-for-sale securities, and held-to-maturity securities

Securities are accounted for under ASC 320 Investments - Debt and Equity Securities. Securities are classified in the trading, available-for-sale investment or the held-to-maturity investment securities portfolios when they are purchased. Securities are classified as trading securities when our intention is to resell the securities. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend to hold them until maturity.

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

BNY Mellon 143

Notes to Consolidated Financial Statements (continued)

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

If we intend to sell the security or it is more likely than not that BNY Mellon will be required to sell the security prior to recovery of its cost basis, the non-credit component of OTTI is recognized in earnings and subsequently accreted to interest income on an effective yield basis over the life of the security.

The accounting policies for the determination of the fair value of financial instruments and OTTI have been identified as “critical accounting estimates” as they require us to make numerous assumptions based on available market data. See Note 4 of the Notes to Consolidated Financial Statements for these disclosures.

Loans and leases

Loans are reported net of any unearned discount. Certain loan origination and upfront commitment fees, as well as certain direct loan origination and commitment costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Deferred fees and costs are netted against outstanding loan balances. Loans held for sale are carried at the lower of cost or market value.

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

When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against current period interest revenue. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or are applied to principal when we believe the ultimate collectability of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest become current and remain current for a specified period.

A loan is considered to be impaired, as defined by ASC 310 Accounting by Creditors for Impairment of a Loan, when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan

144 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. Therefore, the first element, impaired credits, is based on individual analysis of all impaired loans of $1 million and greater. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral.

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. All loans over $1 million are individually analyzed before being assigned a credit rating. All borrowers are assigned to pools based on their credit rating. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation and an estimate of the use of the facility at default (usage given default). The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly.

The third element, the allowance for residential mortgage loans, is determined by segregating six mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. In 2012, BNY Mellon began assigning all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on default and loss data derived from our residential mortgage portfolio. Prior to 2012, estimates of probability of default and loss given default factors were based on a combination of external data from third-party databases and internal data. The decision to change was triggered when five years of historical data became available in 2012. The use of internal historical data provides a better

BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

estimate of the allowance, given that it is based on actual default and loss experience on our residential mortgage portfolio. For each pool, the inherent loss is calculated using the above factors. The resulting probable loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and insufficient internal data.

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

The objective of the qualitative framework is to capture incurred losses that may not have been fully captured in the quantitative reserve, which is based primarily on historical data. Management determines the qualitative allowance each period based on judgment informed by consideration of internal and external risk factors and other considerations that may be deemed relevant during the period. Once determined in the aggregate, our qualitative allowance is then allocated to each of our loan classes based on the respective classes’ quantitative allowance balances with the allocations adjusted, when necessary, for class specific risk factors.

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
Based on this analysis, we assign a risk level - no impact, low, moderate, high and elevated - to each risk factor for the current quarter. Management assesses the impact of each risk factor to determine an aggregate risk level. We do not quantify the impact of any particular risk factor. Management’s assessment of the risk factors, as well as the trend in the quantitative allowance, supports management’s judgment for the overall required qualitative allowance. A smaller qualitative allowance may be required when our quantitative allowance has reflected incurred losses associated with the aggregate risk level. A greater qualitative allowance may be required if our quantitative allowance does not yet reflect the incurred losses associated with the aggregate risk level.

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

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets’ identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed annually for impairment, or more often if events and circumstances indicate it is more likely than not they may be impaired. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates. See Note 6 of the Notes to Consolidated Financial Statements for additional disclosures related to goodwill and intangible assets.

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

BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

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

Actuarial gains and losses include the impact of plan amendments, gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from experience different from the assumed rate of return, changes in the discount rate or other assumptions. To the extent an actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is recognized over the future service periods of active employees.

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

BNY Mellon’s accounting policy regarding pensions has been identified as a “critical accounting estimate” as it requires management to make numerous complex and subjective assumptions relating to amounts which are inherently uncertain. See Note 18 of the Notes to Consolidated Financial Statements for additional disclosures related to pensions.

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

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The accounting policy for the determination of the fair value of derivative financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on the available market data. See Note 23 of the Notes to Consolidated Financial Statements for additional disclosures related to derivative financial instruments.

Statement of cash flows

We have defined cash as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged.

Stock-based compensation

Compensation expense relating to all share-based payments is recognized in the income statement, on a straight-line basis, over the applicable vesting period.

Certain of our stock compensation grants vest when the employee retires. ASC 718 requires the completion of expensing of new grants with this feature by the first date the employee is eligible to retire.

Note 2 - Accounting changes and new accounting guidance

ASU 2011-11 - Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities”. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the balance sheet and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. See Note 23 “Derivative instruments” of the Notes to

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

Consolidated Financial Statements for the related disclosure.

ASU 2012-02 - Testing Indefinite-Lived Intangible Assets for Impairment

In July 2012, the FASB issued ASU 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This guidance allows an entity an option to first assess qualitative factors to determine whether it is more likely than not (a likelihood of more than 50 percent) that an indefinite-lived intangible asset is impaired. If the intangible asset is impaired, an entity is required to perform the quantitative impairment test. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not that the asset is impaired.

ASU 2013-02 - Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” This ASU requires the presentation of the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income. See Note 16 “Other comprehensive income (loss)” of the Notes to Consolidated Financial Statements for the related disclosure.

Note 3 - Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. For acquisitions completed prior to Jan. 1, 2009, we recorded the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable. For acquisitions completed after Jan. 1, 2009, subsequent changes in the fair value of a contingent consideration liability are recorded through the income statement. Contingent payments totaled $19 million in 2013.

At Dec. 31, 2013, we were potentially obligated to pay additional consideration which, using reasonable assumptions for the performance of the acquired companies and joint ventures based on contractual agreements, could amount to $6 million over the next six months. The acquisitions and dispositions described below did not have a material impact on BNY Mellon’s results of operations.

Dispositions in 2013

On May 31, 2013, BNY Mellon sold SourceNet Solutions, our accounts payable outsourcing support services provider that was part of our Investment Services business, for $11 million. As a result of this sale, we recorded a pre-tax gain of $2 million and an after-tax gain of $10 million.

On Sept. 27, 2013, Newton Management Limited, together with Newton Investment Management Limited, an investment boutique of BNY Mellon, sold Newton’s private client business, for $120 million. As a result of this sale, we recorded a pre-tax gain of $27 million and an after-tax gain of $5 million. In addition, goodwill of $69 million and customer relationship intangible assets of $7 million were removed from the balance sheet as a result of this sale.

Acquisition in 2012

On Oct 1, 2012, BNY Mellon acquired the remaining 50% interest of the WestLB Mellon Asset Management joint venture for cash of $22 million, plus a contingent payment of $13 million which was paid in August 2013. We later renamed the unit Meriten Investment Management GmbH. Goodwill related to this acquisition totaled $70 million and is included in our Investment Management business. This goodwill is not deductible for tax purposes. Customer relationship intangible assets related to this acquisition are included in our Investment Management business, with a life of eight years, and totaled $23 million at acquisition.

Acquisitions in 2011

On July 1, 2011, BNY Mellon acquired the wealth management operations of Chicago-based Talon Asset Management (“Talon”) for cash of $11 million. We are obligated to pay, upon occurrence of certain events, contingent additional consideration of $5 million which was recorded as goodwill at the acquisition date. Talon manages assets of wealthy families and institutions. Goodwill related to this acquisition, is included in our Investment Management business and totaled $10 million and is deductible for tax purposes. Customer relationship intangible assets related to this acquisition are

150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

included in our Investment Management business, with a life of 20 years, and totaled $6 million at acquisition.

On Nov. 30, 2011, BNY Mellon acquired Penson Financial Services Australia Pty Ltd., a clearing firm located in Australia, in a $33 million share purchase transaction. Goodwill related to this acquisition is included in our Investment Services business and totaled $10 million and is non-tax deductible. Customer relationship intangible assets related to this acquisition are included in our Investment Services business, with a life of nine years, and totaled $6 million at acquisition.

Disposition in 2011

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

Note 4 - Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2013, 2012 and 2011.

Securities at Dec. 31, 2013	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$13,363	$94	$605	$12,852
U.S. Government agencies	937	16	5	948
State and political subdivisions	6,706	60	92	6,674
Agency RMBS	25,564	307	550	25,321
Non-agency RMBS	1,148	44	50	1,142
Other RMBS	2,299	43	57	2,285
Commercial MBS	2,324	60	27	2,357
Agency commercial MBS	1,822	1	34	1,789
Asset-backed CLOs	1,551	11	—	1,562
Other asset-backed securities	2,894	6	9	2,891
Foreign covered bonds	2,798	73	—	2,871
Corporate bonds	1,808	32	25	1,815
Other debt securities	13,077	91	18	13,150	(a)
Equity securities	18	1	—	19
Money market funds	938	—	—	938
Non-agency RMBS (b)	2,131	567	3	2,695
Total securities available-for-sale	79,378	1,406	1,475	79,309
Held-to-maturity:
U.S. Treasury	3,324	28	84	3,268
U.S. Government agencies	419	—	13	406
State and political subdivisions	44	—	—	44
Agency RMBS	14,568	20	236	14,352
Non-agency RMBS	186	10	3	193
Other RMBS	466	3	20	449
Commercial MBS	16	1	—	17
Other securities	720	—	6	714
Total securities held-to-maturity	19,743	62	362	19,443
Total securities	$99,121	$1,468	$1,837	$98,752

(a)	Includes $11.4 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

BNY Mellon 151

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2012	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$17,539	$467	$3	$18,003
U.S. Government agencies	1,044	30	—	1,074
State and political subdivisions	6,039	112	29	6,122
Agency RMBS	33,355	846	8	34,193
Non-agency RMBS	1,491	55	87	1,459
Other RMBS	2,850	53	109	2,794
Commercial MBS	3,031	153	45	3,139
Asset-backed CLOs	1,285	7	10	1,282
Other asset-backed securities	2,123	11	3	2,131
Foreign covered bonds	3,596	122	—	3,718
Corporate bonds	1,525	63	3	1,585
Other debt securities	11,516	276	—	11,792	(a)
Equity securities	23	4	—	27
Money market funds	2,190	—	—	2,190
Non-agency RMBS (b)	2,520	594	4	3,110
Total securities available-for-sale	90,127	2,793	301	92,619
Held-to-maturity:
U.S. Treasury	1,011	59	—	1,070
State and political subdivisions	67	2	—	69
Agency RMBS	5,879	139	1	6,017
Non-agency RMBS	236	10	8	238
Other RMBS	983	36	52	967
Commercial MBS	26	—	1	25
Other securities	3	—	—	3
Total securities held-to-maturity	8,205	246	62	8,389
Total securities	$98,332	$3,039	$363	$101,008

(a)	Includes $9.4 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Securities at Dec. 31, 2011	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$16,814	$514	$2	$17,326
U.S. Government agencies	932	26	—	958
State and political subdivisions	2,724	62	47	2,739
Agency RMBS	26,232	575	11	26,796
Non-agency RMBS	1,828	12	334	1,506
Other RMBS	1,133	—	230	903
Commercial MBS	3,327	89	77	3,339
Asset-backed CLOs	1,480	1	37	1,444
Other asset-backed securities	527	8	3	532
Foreign covered bonds	2,410	18	3	2,425
Corporate bonds	1,696	47	5	1,738
Other debt securities	14,320	292	33	14,579	(a)
Equity securities	26	4	—	30
Money market funds	973	—	—	973
Non-agency RMBS (b)	3,002	269	92	3,179
Total securities available-for-sale	77,424	1,917	874	78,467
Held-to-maturity:
U.S. Treasury	813	53	—	866
State and political subdivisions	100	3	—	103
Agency RMBS	658	39	—	697
Non-agency RMBS	302	4	32	274
Other RMBS	1,617	47	93	1,571
Commercial MBS	28	—	2	26
Other securities	3	—	—	3
Total securities held-to-maturity	3,521	146	127	3,540
Total securities	$80,945	$2,063	$1,001	$82,007

(a)	Includes $13.1 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Net securities gains (losses)
(in millions)	2013	2012	2011
Realized gross gains	$186	$296	$183
Realized gross losses	(10)	(10)	(56)
Recognized gross impairments	(35)	(124)	(79)
Total net securities gains	$141	$162	$48

At Dec. 31, 2013, the book value and the fair value of UK sovereign debt of $4.5 billion and $4.6 billion respectively, exceeded 10% of BNY Mellon’s shareholders’ equity. In 2013, Agency RMBS securities with an amortized cost of $7.3 billion and fair value of $7.0 billion were transferred from available-for-sale securities to held-to-maturity securities. This action, in addition to realizing gains on the sales of securities, is expected to mute the impact to our accumulated other comprehensive income in the event of a rise in interest rates.

152 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities

At Dec. 31, 2013, substantially all of the unrealized losses on the investment securities portfolio were attributable to an increase in interest rates and credit spreads widening since purchase. We do not intend to sell these securities and it is not more likely than not that we will have to sell these securities.

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

Temporarily impaired securities at Dec. 31, 2013	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$7,719	$605	$—	$—	$7,719	$605
U.S. Government agencies	97	5	—	—	97	5
State and political subdivisions	2,374	55	222	37	2,596	92
Agency RMBS	12,011	226	83	324	12,094	550
Non-agency RMBS	102	7	592	43	694	50
Other RMBS	93	14	614	43	707	57
Commercial MBS	517	21	174	6	691	27
Agency commercial MBS	1,390	34	—	—	1,390	34
Other asset-backed securities	1,529	9	38	—	1,567	9
Corporate bonds	612	25	—	—	612	25
Other debt securities	2,976	18	—	—	2,976	18
Non-agency RMBS (a)	59	1	22	2	81	3
Total securities available-for-sale	$29,479	$1,020	$1,745	$455	$31,224	$1,475
Held-to-maturity:
U.S. Treasury	$2,278	$84	$—	$—	$2,278	$84
U.S. Government agencies	406	13	—	—	406	13
Agency RMBS	12,639	236	—	—	12,639	236
Non-agency RMBS	10	—	65	3	75	3
Other RMBS	—	—	261	20	261	20
Other securities	641	6	—	—	641	6
Total securities held-to-maturity	$15,974	$339	$326	$23	$16,300	$362
Total temporarily impaired securities	$45,453	$1,359	$2,071	$478	$47,524	$1,837

(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

Temporarily impaired securities at Dec. 31, 2012	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$956	$3	$—	$—	$956	$3
State and political subdivisions	1,139	7	173	22	1,312	29
Agency RMBS	1,336	8	96	—	1,432	8
Non-agency RMBS	154	18	689	69	843	87
Other RMBS	64	19	670	90	734	109
Commercial MBS	131	1	310	44	441	45
Asset-backed CLOs	314	1	321	9	635	10
Other asset-backed securities	779	2	7	1	786	3
Corporate bonds	178	3	—	—	178	3
Non-agency RMBS (a)	22	—	30	4	52	4
Total securities available-for-sale	$5,073	$62	$2,296	$239	$7,369	$301
Held-to-maturity:
Agency RMBS	$234	$1	$—	$—	$234	$1
Non-agency RMBS	38	—	104	8	142	8
Other RMBS	413	—	373	52	786	52
Commercial MBS	—	—	25	1	25	1
Total securities held-to-maturity	$685	$1	$502	$61	$1,187	$62
Total temporarily impaired securities	$5,758	$63	$2,798	$300	$8,556	$363

(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our investment securities portfolio at Dec. 31, 2013.

Maturity distribution and yield on investment securities at Dec. 31, 2013	U.S. Treasury		U.S. Government agencies		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$365	0.62%	$288	1.46%	$504	1.04%	$4,194	1.07%	$—	—%	$5,351
Over 1 through 5 years	7,567	0.65	532	1.91	3,170	1.90	11,220	1.13	—	—	22,489
Over 5 through 10 years	1,303	2.86	128	1.63	2,668	3.38	2,417	2.60	—	—	6,516
Over 10 years	3,617	3.12	—	—	332	4.09	5	2.82	—	—	3,954
Mortgage-backed securities	—	—	—	—	—	—	—	—	35,589	2.50	35,589
Asset-backed securities	—	—	—	—	—	—	—	—	4,453	1.15	4,453
Equity securities (b)	—	—	—	—	—	—	—	—	957	—	957
Total	$12,852	1.57%	$948	1.74%	$6,674	2.54%	$17,836	1.32%	$40,999	2.30%	$79,309
Securities held-to-maturity:
One year or less	$—	—%	$—	—%	$—	—%	$3	0.11%	$—	—%	$3
Over 1 through 5 years	2,379	1.21	308	1.18	—	—	717	0.54	—	—	3,404
Over 5 through 10 years	945	2.22	111	1.61	20	6.79	—	—	—	—	1,076
Over 10 years	—	—	—	—	24	2.65	—	—	—	—	24
Mortgage-backed securities	—	—	—	—	—	—	—	—	15,236	2.68	15,236
Total	$3,324	1.49%	$419	1.29%	$44	4.53%	$720	0.54%	$15,236	2.68%	$19,743

(a)	Yields are based upon the amortized cost of securities.

(b)	Includes money market funds.

Other-than-temporary impairment

We routinely conduct periodic reviews of all securities using economic models to identify and evaluate each investment security to determine whether OTTI has occurred. Various inputs to the economic models are used to determine if an unrealized loss on securities is other-than-temporary. For example, the most significant inputs related to non-agency RMBS are:

•
Default rate - the number of mortgage loans expected to go into default over the life of the transaction, which is driven by the roll rate of loans in each performance bucket that will ultimately migrate to default; and

•	Severity - the loss expected to be realized when a loan defaults.

To determine if an unrealized loss is other-than-temporary, we project total estimated defaults of the underlying assets (mortgages) and multiply that calculated amount by an estimate of realizable value upon sale of these assets in the marketplace (severity) in order to determine the projected collateral loss. In determining estimated default rate and severity assumptions, we review the performance of the underlying securities, industry studies, market forecasts, as well as our view of the economic outlook affecting collateral. We also evaluate the current credit enhancement underlying the bond to determine the impact on cash flows. If we determine that a given security will be subject to a write-down or loss, we record the expected credit loss as a charge to earnings.

The table below shows the projected weighted-average default rates and loss severities for the 2007, 2006 and late 2005 non-agency RMBS and the securities previously held in the Grantor Trust that we established in connection with the restructuring of our investment securities portfolio in 2009, at Dec. 31, 2013 and Dec. 31, 2012.

Projected weighted-average default rates and loss severities
	Dec. 31, 2013		Dec. 31, 2012
	Default rate	Severity	Default rate	Severity
Alt-A	40%	57%	43%	57%
Subprime	58%	71%	61%	72%
Prime	22%	42%	24%	43%
154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table provides net pre-tax securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2013	2012	2011
U.S. Treasury	$60	$83	$77
Commercial MBS	16	11	—
State and political subdivisions	13	—	(3)
European floating rate notes	8	(34)	(39)
Foreign covered bonds	8	7	—
Corporate bonds	4	29	—
Sovereign debt	2	96	36
Non-agency RMBS	(1)	(68)	(58)
Other	31	38	35
Total net securities gains	$141	$162	$48

The following table reflects investment securities credit losses recorded in earnings. The beginning balance represents the credit loss component for which OTTI occurred on debt securities in prior periods. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The deductions represent credit losses on securities that have been sold, are required to be sold, or for which it is our intention to sell.

Debt securities credit loss roll forward
(in millions)	2013	2012
Beginning balance as of Jan. 1	$288	$253
Add: Initial OTTI credit losses	23	73
Subsequent OTTI credit losses	12	50
Less: Realized losses for securities sold	204	88
Ending balance as of Dec. 31	$119	$288

Pledged assets

At Dec. 31, 2013, assets amounting to $81 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $70 billion of securities, $5 billion of loans, $5 billion of trading assets and $1 billion of interest-bearing deposits with banks. We obtain securities under resale, securities borrowed, derivative contracts and custody agreements on terms which permit us to repledge or resell the securities to others. As of Dec. 31, 2013, the market value of the securities received that can be sold or repledged was $31 billion. We routinely repledge or lend these securities to third parties. As of Dec. 31, 2013, the market value of collateral sold or repledged was $13 billion.

Note 5 - Loans and asset quality

Loans

The table below provides the details of our loan portfolio and industry concentrations of credit risk at Dec. 31, 2013 and 2012.

Loans	Dec. 31,
(in millions)	2013	2012
Domestic:
Financial institutions	$4,511	$5,455
Commercial	1,534	1,306
Wealth management loans and mortgages	9,743	8,796
Commercial real estate	2,001	1,677
Lease financings (a)	1,322	1,329
Other residential mortgages	1,385	1,632
Overdrafts	1,314	2,228
Other	768	639
Margin loans	15,652	13,397
Total domestic	38,230	36,459
Foreign:
Financial institutions	9,848	5,833
Commercial	113	111
Wealth management loans and mortgages	75	68
Commercial real estate	9	63
Lease financings (a)	945	1,025
Other (primarily overdrafts)	2,437	3,070
Total foreign	13,427	10,170
Total loans	$51,657	$46,629

(a)	Net of unearned income on domestic and foreign lease financings of $1,020 million at Dec. 31, 2013 and $1,135 million at Dec. 31, 2012.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $3 million at Dec. 31, 2013, $5 million at Dec. 31, 2012 and $3 million at Dec. 31, 2011. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

Our loan portfolio is comprised of three portfolio segments: commercial, lease financings and mortgages. We manage our portfolio at the class level which is comprised of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages and other residential mortgages. The following tables are

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

presented for each class of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses activity for the year ended Dec. 31, 2013					Wealth management loans and mortgages	Other residential mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings			All Other		Foreign	Total
Beginning balance	$104	$30	$36	$49	$30	$88	$2		$48	$387
Charge-offs	(4)	(1)	—	—	(1)	(8)	—		(3)	(17)
Recoveries	1	—	4	—	—	4	—		—	9
Net (charge-offs) recoveries	(3)	(1)	4	—	(1)	(4)	—		(3)	(8)
Provision	(18)	12	9	(12)	(5)	(30)	(2)		11	(35)
Ending balance	$83	$41	$49	$37	$24	$54	$—		$56	$344
Allowance for:
Loan losses	$21	$21	$10	$37	$19	$54	$—		$48	$210
Lending-related commitments	62	20	39	—	5	—	—		8	134
Individually evaluated for impairment:
Loan balance	$15	$3	$—	$—	$12	$—	$—		$6	$36
Allowance for loan losses	2	1	—	—	3	—	—		1	7
Collectively evaluated for impairment:
Loan balance	$1,519	$1,998	$4,511	$1,322	$9,731	$1,385	$17,734	(a)	$13,421	$51,621
Allowance for loan losses	19	20	10	37	16	54	—		47	203

(a)	Includes $1,314 million of domestic overdrafts, $15,652 million of margin loans and $768 million of other loans at Dec. 31, 2013.

Allowance for credit losses activity for the year ended Dec. 31, 2012					Wealth management loans and mortgages	Other residential mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings			All Other		Foreign	Total
Beginning balance	$91	$34	$63	$66	$29	$156	$—		$58	$497
Charge-offs	(2)	—	(13)	—	(1)	(22)	—		—	(38)
Recoveries	2	—	—	—	—	6	—		—	8
Net (charge-offs)	—	—	(13)	—	(1)	(16)	—		—	(30)
Provision	13	(4)	(14)	(17)	2	(52)	2		(10)	(80)
Ending balance	$104	$30	$36	$49	$30	$88	$2		$48	$387
Allowance for:
Loan losses	$30	$20	$12	$49	$26	$88	$2		$39	$266
Lending-related commitments	74	10	24	—	4	—	—		9	121
Individually evaluated for impairment:
Loan balance	$57	$17	$3	$—	$31	$—	$—		$9	$117
Allowance for loan losses	12	1	—	—	7	—	—		4	24
Collectively evaluated for impairment:
Loan balance	$1,249	$1,660	$5,452	$1,329	$8,765	$1,632	$16,264	(a)	$10,161	$46,512
Allowance for loan losses	18	19	12	49	19	88	2		35	242

(a)	Includes $2,228 million of domestic overdrafts, $13,397 million of margin loans and $639 million of other loans at Dec. 31, 2012.

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2011					Wealth management loans and mortgages	Other residential mortgages	All Other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$93	$40	$11	$90	$41	$235	$1		$60	$571
Charge-offs	(6)	(4)	(8)	—	(1)	(56)	—		(8)	(83)
Recoveries	3	—	2	—	—	3	—		—	8
Net (charge-offs)	(3)	(4)	(6)	—	(1)	(53)	—		(8)	(75)
Provision	1	(2)	58	(24)	(11)	(26)	(1)		6	1
Ending balance	$91	$34	$63	$66	$29	$156	$—		$58	$497
Allowance for:
Loan losses	$33	$24	$41	$66	$23	$156	$—		$51	$394
Lending-related commitments	58	10	22	—	6	—	—		7	103
Individually evaluated for impairment:
Loan balance	$26	$38	$24	$—	$30	$—	$—		$10	$128
Allowance for loan losses	9	7	7	—	5	—	—		4	32
Collectively evaluated for impairment:
Loan balance	$726	$1,411	$4,582	$1,558	$7,312	$1,923	$16,341	(a)	$9,998	$43,851
Allowance for loan losses	24	17	34	66	18	156	—		47	362

(a)	Includes $2,958 million of domestic overdrafts, $12,760 million of margin loans and $623 million of other loans at Dec. 31, 2011.

Nonperforming assets

The table below presents the distribution of our nonperforming assets.

Nonperforming assets	Dec. 31,
(in millions)	2013	2012
Nonperforming loans:
Domestic:
Other residential mortgages	$117	$158
Commercial	15	27
Wealth management loans and mortgages	11	30
Commercial real estate	4	18
Financial institutions	—	3
Total domestic	147	236
Foreign loans	6	9
Total nonperforming loans	153	245
Other assets owned	3	4
Total nonperforming assets (a)	$156	$249

(a)
Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in the loans of consolidated investment management funds are nonperforming loans of $16 million at Dec. 31, 2013 and $174 million at Dec. 31, 2012. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

At Dec. 31, 2013, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

Lost interest
(in millions)	2013	2012	2011
Amount by which interest income recognized on nonperforming loans exceeded reversals:
Total	$2	$5	$2
Foreign	—	—	—
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year:
Total	$9	$15	$17
Foreign	—	—	—

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

Impaired loans

The table below sets forth information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	2013		2012		2011
(in millions)	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized
Impaired loans with an allowance:
Commercial	$37	$1	$54	$4	$27	$1
Commercial real estate	5	—	27	—	22	—
Financial institutions	1	—	7	—	9	—
Wealth management loans and mortgages	17	—	28	—	37	1
Foreign	8	—	10	—	10	—
Total impaired loans with an allowance	68	1	126	4	105	2
Impaired loans without an allowance:
Commercial	2	—	—	—	1	—
Commercial real estate	6	—	3	—	13	—
Financial institutions	1	—	2	—	—	—
Wealth management loans and mortgages	3	—	4	—	2	—
Total impaired loans without an allowance (a)	12	—	9	—	16	—
Total impaired loans	$80	$1	$135	$4	$121	$2

(a)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

Impaired loans	Dec. 31, 2013			Dec. 31, 2012
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Recorded investment	Unpaid principal balance	Related allowance (a)
Impaired loans with an allowance:
Commercial	$15	$20	$2	$57	$61	$12
Commercial real estate	2	4	1	15	16	1
Financial institutions	—	—	—	1	1	—
Wealth management loans and mortgages	9	9	3	28	28	7
Foreign	6	17	1	9	17	4
Total impaired loans with an allowance	32	50	7	110	123	24
Impaired loans without an allowance:
Commercial real estate	1	1	N/A	2	2	N/A
Financial institutions	—	—	N/A	1	8	N/A
Wealth management loans and mortgages	3	3	N/A	4	4	N/A
Total impaired loans without an allowance (b)	4	4	N/A	7	14	N/A
Total impaired loans (c)	$36	$54	$7	$117	$137	$24

(a)	The allowance for impaired loans is included in the allowance for loan losses.

(b)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

(c)
Excludes an aggregate of $1 million and $2 million of impaired loans in amounts individually less than $1 million at Dec. 31, 2013 and Dec. 31, 2012, respectively. The allowance for loan loss associated with these loans totaled less than $1 million at both Dec. 31, 2013 and Dec. 31, 2012.

158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Past due loans

The table below sets forth information about our past due loans.

Past due loans and still accruing interest	Dec. 31, 2013				Dec. 31, 2012
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	>90		30-59	60-89	>90
Domestic:
Wealth management loans and mortgages	$45	$3	$1	$49	$33	$7	$1	$41
Other residential mortgages	32	6	6	44	50	9	5	64
Financial institutions	37	—	—	37	—	—	—	—
Commercial real estate	22	2	—	24	44	—	—	44
Commercial	—	—	—	—	—	60	—	60
Total domestic	136	11	7	154	127	76	6	209
Foreign	—	—	—	—	—	—	—	—
Total past due loans	$136	$11	$7	$154	$127	$76	$6	$209

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

The following table presents TDRs that occurred in 2013 and 2012.

TDRs	2013			2012
		Outstanding recorded investment			Outstanding recorded investment
(dollars in millions)	Number of contracts	Pre-modification	Post-modification	Number of contracts	Pre-modification	Post-modification
Other residential mortgages	123	$24	$30	166	$44	$49
Commercial	—	—	—	3	42	37
Commercial real estate	—	—	—	2	11	12
Wealth management loans and mortgages	—	—	—	6	3	3
Foreign	—	—	—	1	3	3
Total TDRs	123	$24	$30	178	$103	$104

Other residential mortgages

The modifications of the other residential mortgage loans in 2013 and 2012 consisted of reducing the stated interest rates and in certain cases, a forbearance of default and extending the maturity dates. The value of modified loans is based on the fair value of the collateral. Probable loss factors are applied to the value of the modified loans to determine the allowance for credit losses.

Commercial

The modifications of the commercial loans and unfunded lending-related commitments in 2012 consisted of changing the stated interest rates and/or extending the maturity dates of the loans. The difference between the book value of the loan and net cash flow discounted at the original loan’s rate, if no observable market price exists, is included in the allowance for credit losses.

Commercial real estate

The modifications of the commercial real estate loans and unfunded lending-related commitments in 2012 consisted of changing the stated interest rates and extending the maturity dates of the loans. The difference between the book value of the loan and the

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

estimated fair value of the collateral is included in the allowance for credit losses.

Wealth management loans and mortgages

The modifications of the wealth management loans and mortgages in 2012 consisted of changes in payment terms and extensions of the maturity dates. The difference between the book value of the loan and the estimated fair value of the collateral is included in the allowance for credit losses.

Foreign

The modification of the foreign loan in 2012 consisted of extending the maturity date of the loan. The difference between the book value of the loan and the net present value discounted at the original loan’s rate is included in the allowance for credit losses.

TDRs that subsequently defaulted

There were 35 residential mortgage loans that had been restructured in a TDR during the previous 12 months and have subsequently defaulted in 2013. The total recorded investment of these loans was $8 million.

Credit quality indicators

Our credit strategy is to focus on investment grade names to support cross-selling opportunities and avoid single name/industry concentrations. Each customer is assigned an internal credit rating which is mapped to an external rating agency grade equivalent based upon a number of dimensions which are continually evaluated and may change over time.

The following tables set forth information about credit quality indicators.

Commercial loan portfolio

Commercial loan portfolio – Credit risk profile by creditworthiness category
	Commercial		Commercial real estate		Financial institutions
(in millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Investment grade	$1,323	$1,064	$1,444	$1,289	$12,598	$9,935
Noninvestment grade	324	353	566	451	1,761	1,353
Total	$1,647	$1,417	$2,010	$1,740	$14,359	$11,288

The commercial loan portfolio is divided into investment grade and non-investment grade categories based on rating criteria largely consistent with those of the public rating agencies. Each customer in the portfolio is assigned an internal credit rating. These internal credit ratings are generally consistent with the ratings categories of the public rating agencies. Customers with ratings consistent with BBB- (S&P)/Baa3 (Moody’s) or better are considered to be investment grade. Those clients with ratings lower than this threshold are considered to be non-investment grade.

Wealth management loans and mortgages

Wealth management loans and mortgages – Credit risk profile by internally assigned grade
(in millions)	Dec. 31, 2013	Dec. 31, 2012
Wealth management loans:
Investment grade	$4,920	$4,597
Noninvestment grade	64	125
Wealth management mortgages	4,834	4,142
Total	$9,818	$8,864

Wealth management non-mortgage loans are not typically rated by external rating agencies. A majority of the wealth management loans are secured by the customers’ investment management accounts or custody accounts. Eligible assets pledged for these loans are typically investment-grade, fixed-income securities, equities and/or mutual funds. Internal ratings for this portion of the wealth management

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

portfolio, therefore, would equate to investment-grade external ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets, including business assets, fixed assets or a modest amount of commercial real estate. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portfolio of loans to be investment grade.

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only adjustable rate mortgages with an average loan-to-value ratio of 64% at origination. In the wealth management portfolio, 1% of the mortgages were past due at Dec. 31, 2013.

At Dec. 31, 2013, the private wealth mortgage portfolio was comprised of the following geographic concentrations: New York - 21%; California - 21%; Massachusetts - 16%; Florida - 8%; and other - 34%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1,385 million at Dec. 31, 2013 and $1,632 million at Dec. 31, 2012. These loans are not typically correlated to external ratings. Included in this portfolio at Dec. 31, 2013 are $411 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2013, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 76% at origination and 20% of the serviced loan balance was at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, the tri-state area (New York, New Jersey and Connecticut) and Maryland.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $3,715 million at Dec. 31, 2013 and $5,298 million at Dec. 31, 2012. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Margin loans

We had $15,652 million of secured margin loans on our balance sheet at Dec. 31, 2013 compared with $13,397 million at Dec. 31, 2012. Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to margin loans.

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

Matter related to Sentinel

In August 2007, BNY Mellon loaned $312 million to an asset manager, Sentinel Management Group, Inc. (“Sentinel”), secured by securities and cash.  Sentinel filed for bankruptcy in 2007, and BNY Mellon’s status as a secured lender is the subject of continuing litigation. In 2010, the district court ruled in favor of BNY Mellon, and the loan was repaid. An appellate court reversed the district court’s ruling on Aug. 26, 2013, and remanded to the district court for further proceedings. BNY Mellon held no loans to Sentinel at Dec. 31, 2013. On Jan. 22, 2014, the Bankruptcy Court, ordered that the funds distributed to BNY Mellon after the district court’s favorable decision be returned to the bankruptcy estate and held in a reserve earmarked for purposes of BNY Mellon’s claim until the district court issues its decision on the merits of the challenges to BNY Mellon’s lien. Accordingly, the loan was reestablished as a fully collateralized performing loan in the first quarter of 2014. The ongoing litigation could result in a ruling adverse to BNY Mellon at some point in the future. For additional information on our legal proceedings related to this matter, see Note 22 of the Notes to Consolidated Financial Statements.

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

Note 6 - Goodwill and intangible assets

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

BNY Mellon conducted its annual goodwill impairment test on a quantitative basis on all seven reporting units in the second quarter of 2013. The estimated fair value of the Company’s seven reporting units exceeded the carrying value and no goodwill impairment was recognized.

Intangible assets not subject to amortization are tested annually for impairment or more often if events or circumstances indicate they may be impaired.

Goodwill

Total goodwill decreased in 2013 compared with 2012 resulting from the sale of Newton’s private client business primarily offset by the impact of foreign exchange translation on non-U.S. dollar denominated goodwill. The table below provides a breakdown of goodwill by business.

Goodwill by business (in millions)	Investment Management	Investment Services	Other	Consolidated
Balance at Dec. 31, 2011	$9,373	$8,491	$40	$17,904
Acquisition	70	—	—	70
Foreign exchange translation	63	38	—	101
Other (a)	2	(12)	10	—
Balance at Dec. 31, 2012	$9,508	$8,517	$50	$18,075
Disposition	(69)	—	—	(69)
Foreign exchange translation	17	33	—	50
Other (a)	17	—	—	17
Balance at Dec. 31, 2013	$9,473	$8,550	$50	$18,073

(a)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

The decrease in intangible assets in 2013 compared with 2012 primarily resulted from amortization of intangible assets. Amortization of intangible assets was $342 million in 2013, $384 million in 2012 and $428 million in 2011. In 2013, we recorded an $8 million impairment charge related to the write-down of the value of a customer contract intangible in the Investment Services business to its fair value. The table below provide a breakdown of intangible assets by business.

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Intangible assets – net carrying amount by business (in millions)	Investment Management	Investment Services		Other	Consolidated
Balance at Dec. 31, 2011	$2,382	$1,922		$848	$5,152
Acquisition	23	—		—	23
Amortization	(192)	(192)		—	(384)
Foreign exchange translation	15	3		—	18
Other (a)	—	(1)		1	—
Balance at Dec. 31, 2012	$2,228	$1,732		$849	$4,809
Disposition	(7)	(1)		—	(8)
Amortization	(148)	(194)	(b)	—	(342)
Foreign exchange translation	6	2		—	8
Other (a)	(14)	(1)		—	(15)
Balance at Dec. 31, 2013	$2,065	$1,538		$849	$4,452

(a)	Other changes in intangible assets include purchase price adjustments and certain other reclassifications.

(b)	Includes an $8 million intangible asset impairment recorded in 2013.

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2013				Dec. 31, 2012
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships—Investment Management	$2,043	$(1,449)	$594	12 years	$2,114	$(1,353)	$761
Customer contracts—Investment Services	2,352	(1,202)	1,150	12 years	2,353	(1,018)	1,335
Other	76	(60)	16	5 years	125	(100)	25
Total subject to amortization	4,471	(2,711)	1,760	12 years	4,592	(2,471)	2,121
Not subject to amortization: (a)
Trade name	1,369	N/A	1,369	N/A	1,368	N/A	1,368
Customer relationships	1,323	N/A	1,323	N/A	1,320	N/A	1,320
Total not subject to amortization	2,692	N/A	2,692	N/A	2,688	N/A	2,688
Total intangible assets	$7,163	$(2,711)	$4,452	N/A	$7,280	$(2,471)	$4,809

(a)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2014	$302
2015	269
2016	240
2017	215
2018	180

Note 7 - Other assets

Other assets	Dec. 31,
(in millions)	2013	2012
Corporate/bank owned life insurance	$4,482	$4,360
Accounts receivable	3,616	4,255
Equity in joint venture and other investments (a)	2,996	2,664
Income taxes receivable	2,517	3,099
Fair value of hedging derivatives	1,282	989
Software	1,251	1,117
Prepaid pension assets	1,209	419
Fails to deliver	864	1,148
Prepaid expenses	451	508
Due from customers on acceptances	379	376
Other	1,313	1,533
Total other assets	$20,360	$20,468

(a)	Includes Federal Reserve Bank stock of $441 million and $436 million, respectively, at cost.

BNY Mellon 163

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

Seed capital and private equity investments valued using NAV
	Dec. 31, 2013				Dec. 31, 2012
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Seed capital and other funds (a)	$275	$23	Monthly-yearly	3-45 days	$153	$31	Monthly-yearly	3-45 days
Private equity funds (b)	86	31	N/A	N/A	99	13	N/A	N/A
Total	$361	$54			$252	$44

(a)	Other funds include various market neutral, leveraged loans, hedge funds, real estate and structured credit funds. Redemption notice periods vary by fund.

(b)
Private equity funds primarily include numerous venture capital funds that invest in various sectors of the economy. Private equity funds do not have redemption rights. Distributions from such funds will be received as the underlying investments in the funds are liquidated.

Note 8 - Deposits

Total time deposits in denominations of $100,000 or greater was $51.8 billion at Dec. 31, 2013, and $50.3 billion at Dec. 31, 2012. At Dec. 31, 2013, the scheduled maturities of all time deposits are as follows: 2014 – $52.9 billion; 2015 – $4 million; 2016 – $1 million; 2017 – $- million; 2018 – $2 million; and 2019 and thereafter – $- million.

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 9 - Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue
(in millions)	2013	2012	2011
Interest revenue
Non-margin loans	$674	$671	$681
Margin loans	160	168	129
Securities:
Taxable	1,782	1,913	1,949
Exempt from federal income taxes	103	84	36
Total securities	1,885	1,997	1,985
Deposits with banks	279	388	543
Deposits with the Federal Reserve and other central banks	150	152	148
Federal funds sold and securities purchased under resale agreements	47	35	28
Trading assets	157	96	74
Total interest revenue	3,352	3,507	3,588
Interest expense
Deposits in domestic offices	35	46	47
Deposits in foreign offices	70	108	194
Federal funds purchased and securities sold under repurchase agreements	(16)	—	2
Trading liabilities	38	24	32
Other borrowed funds	7	16	21
Commercial paper	—	2	—
Customer payables	8	8	7
Long-term debt	201	330	301
Total interest expense	343	534	604
Net interest revenue	$3,009	$2,973	$2,984

Note 10 - Noninterest expense

The following table provides a breakdown of noninterest expense presented on the consolidated income statement.

Noninterest expense
(in millions)	2013	2012	2011
Staff:
Compensation	$3,620	$3,531	$3,567
Incentives	1,384	1,280	1,262
Employee benefits	1,015	950	897
Total staff	6,019	5,761	5,726
Professional, legal and other purchased services	1,252	1,222	1,217
Net occupancy	629	593	624
Software	596	524	485
Distribution and servicing	435	421	416
Furniture and equipment	337	331	330
Business development	317	275	261
Sub-custodian	280	269	298
Communications	131	141	173
Clearing	130	127	135
Litigation	24	488	210
Other	768	726	629
Amortization of intangible assets	342	384	428
Merger and integration and restructuring charges	46	71	180
Total noninterest expense	$11,306	$11,333	$11,112

Note 11 - Restructuring charges

Aggregate restructuring charges are included in M&I, litigation and restructuring charges on the income statement. Beginning in the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, all restructuring charges were reported in the Other segment. Severance payments are primarily paid over the salary continuance period in accordance with the separation plan.

Operational Excellence Initiatives

In 2011, we announced our Operational Excellence Initiatives which include an expense reduction initiative impacting approximately 1,500 positions, as well as additional initiatives to transform operations, technology and corporate services that will increase productivity and reduce the growth rate of expenses. We recorded a pre-tax restructuring charge of $107 million related to the Operational Excellence Initiatives in 2011. This charge was comprised of $78 million of severance costs and $29 million primarily for operating lease-related items and

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

consulting costs. In 2013, we recorded a net charge of $45 million reflecting additional severance charges. The following table presents the activity in the restructuring reserve related to the Operational Excellence Initiatives through Dec. 31, 2013.

Operational Excellence Initiatives 2011 – restructuring reserve activity
(in millions)	Severance	Other	Total
Original restructuring charge	$78	$29	$107
Utilization	(4)	(29)	(33)
Balance at Dec. 31, 2011	74	—	74
Net additional charges (net recovery/gain)	55	(57)	(2)
Utilization	(37)	57	20
Balance at Dec. 31, 2012	92	—	92
Net additional charges	45	—	45
Utilization	(57)	—	(57)
Balance at Dec. 31, 2013	$80	$—	$80

The table below presents the restructuring charge if it had been allocated by business.

Operational Excellence Initiatives 2011 – restructuring charge (recovery) by business				Total charges since inception
(in millions)	2013	2012	2011
Investment Management	$4	$31	$17	$52
Investment Services	25	19	41	85
Other segment (including Business Partners)	16	(52)	49	13
Total restructuring charge (recovery)	$45	$(2)	$107	$150

Note 12 - Income taxes

The components of the income tax provision are as follows:

Provision (benefit) for income taxes	Year ended Dec. 31,
(in millions)	2013	2012	2011
Current taxes:
Federal	$630	$271	$691
Foreign	286	236	317
State and local	71	20	28
Total current tax expense	987	527	1,036
Deferred tax expense (benefit):
Federal	542	130	(34)
Foreign	(30)	39	(16)
State and local	21	83	62
Total deferred tax expense	533	252	12
Provision for income taxes	$1,520	$779	$1,048

The components of income before taxes are as follows:

Components of income before taxes	Year ended Dec. 31,
(in millions)	2013	2012	2011
Domestic	$2,363	$1,962	$2,336
Foreign	1,349	1,340	1,281
Income before taxes	$3,712	$3,302	$3,617

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2013	2012
Depreciation and amortization	$2,680	$2,672
Lease financings	859	932
Securities valuation	493	545
Pension obligation	362	45
Equity investments	266	256
Credit losses on loans	(163)	(230)
Net operating loss carryover	(166)	(105)
Reserves not deducted for tax	(295)	(397)
Employee benefits	(632)	(570)
Other assets	(133)	(128)
Other liabilities	342	353
Net deferred tax liability	$3,613	$3,373

As of Dec. 31, 2013, we have net operating loss carryforwards for state and local income tax purposes of $1.4 billion which will begin to expire in 2029. We have a German net operating loss carryforward of $206 million with an indefinite life. We have not recorded a valuation allowance because we expect to realize our deferred tax assets including these carryovers.

As of Dec. 31, 2013, we had approximately $5.3 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no incremental U.S. income tax provision has been recorded. If these earnings were to be repatriated, the estimated U.S. tax liability as of Dec. 31, 2013 would be up to $1.1 billion. Management has no intention of repatriating these earnings to the U.S. in the foreseeable future.

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents a reconciliation of the statutory federal income tax rate to our effective income tax rate.

Effective tax rate	Year ended Dec. 31,
	2013	2012	2011
Federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	1.6	2.1	1.7
Tax-exempt income	(3.1)	(3.2)	(2.5)
Foreign operations	(4.5)	(5.4)	(3.7)
Tax credits	(3.3)	(4.8)	(2.1)
Tax litigation	16.8	—	—
Leverage lease dispositions	(2.1)	(0.2)	(0.8)
Other – net	0.5	0.1	1.4
Effective tax rate	40.9%	23.6%	29.0%

Unrecognized tax positions
(in millions)	2013	2012	2011
Beginning balance at Jan. 1, – gross	$340	$250	$290
Prior period tax positions:
Increases	570	163	24
Decreases	(19)	(66)	(13)
Current period tax positions	21	21	16
Settlements	(46)	(28)	(64)
Statute expiration	—	—	(3)
Ending balance at Dec. 31, – gross	$866	$340	$250

Our total tax reserves as of Dec. 31, 2013 were $866 million compared with $340 million at Dec. 31, 2012. If these tax reserves were unnecessary, $866 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2013 is accrued interest, where applicable, of $203 million. The additional tax expense related to interest for the year ended Dec. 31, 2013 was $192 million compared with $11 million for the year ended Dec. 31, 2012.

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by an amount up to $270 million as a result of adjustments related to tax years that are still subject to examination.

As previously disclosed, on Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court challenging the Internal Revenue Service’s (“IRS”) disallowance of certain foreign tax credits claimed for the 2001 and 2002 tax years. Trial was held from April 16 to May 17, 2012. On Feb. 11, 2013, BNY Mellon received an adverse decision from the U.S. Tax Court.  On Sept. 23, 2013, the U.S. Tax Court amended its prior ruling to allow BNY Mellon an interest expense deduction and to exclude certain items from taxable income. The net impact of the court rulings for all years involved and related interest decreased after-tax income in 2013 by $593 million. The U.S. Tax Court ruling was finalized on Feb. 20, 2014. Finally, we intend to appeal the Tax Court’s Feb. 11, 2013 decision disallowing the foreign tax credits. See Note 22 of the Notes to Consolidated Financial Statements for additional information.

Our federal income tax returns are closed for all periods through 2005. The 2006 year remains open to examination. The years 2007 and 2008 are also closed to further examination; however, one matter is before the IRS Appeals Division. The years 2009 and 2010 are currently under examination. Our New York State and New York City income tax returns are closed to examination through 2010. Our UK income tax returns are closed to examination through 2011.

Note 13 - Long-term debt

Long-term debt	Dec. 31, 2013			Dec. 31, 2012
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.70 - 6.92%	2014 - 2025	$13,946	0.70 - 6.92%	$13,184
Floating rate	0.05 - 1.10%	2014 - 2038	3,079	0.11 - 1.16%	1,979
Subordinated debt (a)	4.75 - 7.50%	2014 - 2033	2,514	4.75 - 7.50%	2,732
Junior subordinated debentures (a)	6.37%	2036	325	6.37 - 7.78%	635
Total			$19,864		$18,530

(a)	Fixed rate.

BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

Total long-term debt that matures during the next five years for BNY Mellon is as follows: 2014 – $4.37 billion, 2015 – $3.65 billion, 2016 – $2.45 billion, 2017 – $1.25 billion and 2018 – $2.85 billion. At Dec. 31, 2013, subordinated debt of $300 million may be redeemable at our option in 2014.

Trust-preferred securities

At Dec. 31, 2013, a wholly owned subsidiary of BNY Mellon (the “Trust”) has issued cumulative Company-Obligated Mandatory Redeemable Trust Preferred Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures (“trust preferred securities”). The sole asset of this trust is junior subordinated deferrable interest debentures of BNY Mellon with maturities and interest rates that match the trust preferred securities. Our obligation under the agreement that relate to the trust preferred securities, the Trust and the debentures constitutes a full and unconditional guarantee by us of the Trust’s obligation under the trust preferred securities.

Additionally, at Dec. 31, 2013, we also owned Mellon Capital IV, whose sole assets were originally junior subordinated debentures and a stock purchase contract for preferred stock. Through a remarketing in May 2012, the junior subordinated debentures issued by BNY Mellon and held by Mellon Capital IV were sold to third party investors and then exchanged for BNY Mellon’s senior notes, which were sold in a public offering. The proceeds of the sale of the senior notes were used to fund the purchase by Mellon Capital IV of $500 million of BNY Mellon’s Series A preferred stock, which was issued on June 20, 2012. At Dec. 31, 2013, the Series A preferred stock was the sole asset of Mellon Capital IV. See Note 15 of the Notes to Consolidated Financial Statements for additional disclosures related to preferred stock, including the Series A preferred stock.

On June 14, 2013, BNY Mellon redeemed all outstanding 7.78% Trust Preferred Securities issued by BNY Institutional Capital Trust A (liquidation amount $1,000 per security and $300 million in aggregate).

The following tables set forth a summary of the trust preferred securities issued by the Trusts as of Dec. 31, 2013 and Dec. 31, 2012:

Trust preferred securities at Dec. 31, 2013 (dollar amounts in millions)	Amount of junior subordinated debentures	Interest rate	Assets of trust	Due date	Call date	Call price
MEL Capital III (a)	$330	6.37%	$325	2036	2016	Par
MEL Capital IV	—	—	500	—	—	—
Total	$330		$825

(a)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.65 to £1, the rate of exchange on Dec. 31, 2013.

Trust preferred securities at Dec. 31, 2012 (dollar amounts in millions)	Amount of junior subordinated debentures	Interest rate	Assets of trust	Due date	Call date	Call price
BNY Institutional Capital Trust A	$300	7.78%	$309	2026	2006	101.56%
MEL Capital III (a)	323	6.37%	316	2036	2016	Par
MEL Capital IV	—	—	500	—	—	—
Total	$623		$1,125

(a)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.62 to £1, the rate of exchange on Dec. 31, 2012.

Note 14 - Securitizations and variable interest entities

BNY Mellon’s VIEs generally include retail, institutional and alternative investment funds offered to its retail and institutional customers in which it acts as the fund’s investment manager. BNY Mellon earns management fees on these funds as well as performance fees in certain funds. It may also provide start-up capital in its new funds. These VIEs are included in the scope of ASU 2010-10 and are reviewed for consolidation based on the guidance in ASC 810, Consolidation.

BNY Mellon has other VIEs, including securitization trusts, which are no longer considered qualifying special purpose entities, and CLOs, in which BNY Mellon serves as the investment manager. In

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest. These VIEs are evaluated under the guidance included in ASU 2009-17. BNY Mellon has two securitizations and several CLOs, which are assessed for consolidation in accordance with ASU 2009-17.

The following tables present the incremental assets and liabilities included in BNY Mellon’s consolidated financial statements, after applying intercompany eliminations, as of Dec. 31, 2013 and Dec. 31, 2012, based on the assessments performed in accordance with ASC 810 and ASU 2009-17. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital invested in the VIE by BNY Mellon.

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2013
(in millions)	Investment Management funds	Securitizations	Total consolidated investments
Available-for-sale	$—	$487	$487
Trading assets	10,397	—	10,397
Other assets	875	—	875
Total assets	$11,272	$487	$11,759
Trading liabilities	$10,085	$—	$10,085
Other liabilities	46	438	484
Total liabilities	$10,131	$438	$10,569
Non-redeemable noncontrolling interests	$783	$—	$783

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2012
(in millions)	Investment Management funds	Securitizations	Total consolidated investments
Available-for-sale	$—	$499	$499
Trading assets	10,961	—	10,961
Other assets	520	—	520
Total assets	$11,481	$499	$11,980
Trading liabilities	$10,152	$—	$10,152
Other liabilities	29	461	490
Total liabilities	$10,181	$461	$10,642
Non-redeemable noncontrolling interests	$833	$—	$833

BNY Mellon is not contractually required to provide financial or any other support to any of our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2013 and Dec. 31, 2012, the following assets related to the VIEs, where BNY Mellon is not the primary beneficiary, are included in our consolidated financial statements.

Non-consolidated VIEs at Dec. 31, 2013			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$134	$—	$134

Non-consolidated VIEs at Dec. 31, 2012			Maximum loss exposure
(in millions)	Assets	Liabilities
Other	$100	$—	$100

The maximum loss exposure indicated in the above tables relates solely to BNY Mellon’s seed capital or residual interests invested in the VIEs.

Note 15 - Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2013, 1,142,249,790 shares of common stock were outstanding.

Common stock repurchase program

On March 13, 2012, in connection with the Federal Reserve’s non-objection to our 2012 capital plan, the Board of Directors authorized a stock purchase program providing for the repurchase of an aggregate of $1.16 billion of common stock. On March 14, 2013, in connection with the Federal Reserve’s non-objection to our 2013 capital plan, the Board of Directors authorized a new stock purchase program providing for the repurchase of an aggregate of $1.35 billion of common stock beginning in the second quarter of 2013 and continuing through the first quarter of 2014. The share repurchase program may be executed through open market purchases or privately negotiated transactions at such prices, times and upon such other terms as may be determined from time to time. In 2013, we repurchased 35.1 million common shares at an average price of $29.24 per common share for a total of $1.03 billion. At Dec. 31, 2013, the maximum dollar value of shares that may yet be purchased under the March 14, 2013 program, including employee benefit plan repurchases, totaled $385 million.

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

Preferred stock

BNY Mellon has 100 million authorized shares of preferred stock with a par value of $0.01. The table below summarizes BNY Mellon’s preferred stock issued and outstanding at Dec. 31, 2013 and Dec. 31, 2012.

Preferred stock summary			Liquidation preference per share (in dollars)	Total shares issued and outstanding
						Carrying value (a)
(dollars in millions, unless otherwise noted)		Per annum dividend rate		Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Series A	Noncumulative Perpetual Preferred Stock	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	$100,000	5,001	5,001	$500	$500
Series C	Noncumulative Perpetual Preferred Stock	5.2%	$100,000	5,825	5,825	568	568
Series D	Noncumulative Perpetual Preferred Stock	4.50% commencing Dec. 20, 2013 to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	$100,000	5,000	—	494	—
Total				15,826	10,826	$1,562	$1,068

(a)	The carrying value of the Series C and Series D preferred stock is recorded net of issuance costs.

In 2013, we issued 500,000 Series D depositary shares, each representing a 1/100th ownership interest in a share of Series D preferred stock. BNY Mellon will pay dividends on the Series D preferred stock if declared by our board of directors, at an annual rate of 4.5% on each June 20 and December 20, to but excluding June 20, 2023; and a floating rate equal to three-month LIBOR plus 2.46% on each March 20, June 20, September 20 and December 20, from and including June 20, 2023. Holders of both the Series A and Series C preferred stock are entitled to receive dividends on each dividend payment date (March 20, June 20, September 20 and December 20 of each year), if declared by BNY Mellon’s Board of Directors. BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period of the Series A preferred stock or the last preceding dividend period of the Series C and Series D preferred stock.

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital Securities. All of the outstanding shares of the Series C and Series D preferred stock are held by the depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series C and Series D preferred stock to the holders of record of their respective depositary shares.

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents a summary of the preferred stock dividends paid in 2013.

Preferred stock dividends (a)				Approximate dividend paid per share (in dollars)
	Declaration date	Record date	Payment date
Series A (b)	Oct. 16, 2013	Dec. 5, 2013	Dec. 20, 2013	$10.1111
	July 17, 2013	Sept. 5, 2013	Sept. 20, 2013	10.2222
	April 9, 2013	June 5, 2013	June 20, 2013	10.2222
	Jan. 16, 2013	March 5, 2013	March 20, 2013	10.0000
Series C (c)	Oct. 16, 2013	Dec. 5, 2013	Dec. 20, 2013	$0.3250
	July 17, 2013	Sept. 5, 2013	Sept. 20, 2013	0.3250
	April 9, 2013	June 5, 2013	June 20, 2013	0.3250
	Jan. 16, 2013	March 5, 2013	March 20, 2013	0.3250
Series D (d)	Oct. 16, 2013	Dec. 5, 2013	Dec. 20, 2013	$26.6250

(a)	Dividends are noncumulative.

(b)	Dividend per Normal Preferred Capital Security of Mellon Capital IV, each representing 1/100th interest in a share of Series A preferred stock.

(c)	Dividend per depositary share, each representing a 1/4,000th interest in a share of Series C preferred stock.

(d)	Dividend per depository share, each representing a 1/100th interest in a share of Series D preferred stock.
The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. Subject to the restrictions in BNY Mellon’s 2007 replacement capital covenant, subsequently amended on May 8 and Sept. 11, 2012, we may redeem the Series A preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series C preferred stock in whole or in part, on or after the dividend payment date in September 2017 and the Series D preferred stock in whole or in part, on or after the dividend payment date in June 2023. Both the Series C or Series D preferred stock can be redeemed in whole but not in part at any time within 90 days following a regulatory capital treatment event (as defined in the Certificate of Designations of the Series C preferred stock and the Certificate of Designations of the Series D preferred stock).

Terms of the Series A preferred stock, Series C preferred stock, and Series D preferred stock are more fully described in each of their Certificate of Designations, each of which is filed as an Exhibit to BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2013.

Temporary equity

Temporary equity was $230 million at Dec. 31, 2013 and $178 million at Dec. 31, 2012. Temporary equity represents amounts recorded for redeemable non-controlling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable. The current redemption value of such awards is classified as temporary equity and is adjusted to its redemption value at each balance sheet date.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized”.

As of Dec. 31, 2013 and 2012, BNY Mellon and our bank subsidiaries were considered “well capitalized” on the basis of the Basel I Total and Tier 1 capital to risk-weighted assets ratios and the leverage ratio (Basel I Tier 1 capital to quarterly average assets as defined for regulatory purposes).

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, capital ratios are shown below.

Consolidated and largest bank subsidiary capital ratios (a)	Dec. 31,
	2013	2012
Consolidated capital ratios:
Tier 1 capital to risk-weighted assets ratio	16.2%	15.0%
Total capital to risk-weighted assets ratio	17.0	16.3
Leverage	5.4	5.3
The Bank of New York Mellon capital ratios:
Tier 1 capital to risk-weighted assets ratio	14.6%	14.0%
Total capital to risk-weighted assets ratio	15.1	14.6
Leverage	5.3	5.4

(a)
Determined under Basel I rules. Includes full capital credit for certain capital instruments outstanding at Dec. 31, 2013. A phase-out of non-qualifying instruments began on Jan. 1, 2014. For BNY Mellon to qualify as “well capitalized,” its Basel I Tier 1 and Total (Tier 1 plus Tier 2) capital ratios must be at least 6% and 10%, respectively. For The Bank of New York Mellon, our largest bank subsidiary, to qualify as “well capitalized,” its Basel I Tier 1, Total and leverage capital ratios must be at least 6%, 10% and 5%, respectively. For The Bank of New York Mellon to qualify as “adequately capitalized,” Basel I Tier 1, Total and leverage capital ratios must be at least 4%, 8% and 3%, respectively.

If a financial holding company such as BNY Mellon fails to qualify as well capitalized, it may lose its status as a financial holding company, which may restrict its ability to undertake or continue certain activities or make acquisitions that are not generally permissible for bank holding companies without financial holding company status. If The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as “well capitalized,” it may be subject to higher FDIC assessments.

If a bank holding company such as BNY Mellon or bank such as The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as adequately capitalized, regulatory sanctions and limitations are imposed.

At Dec. 31, 2013, the amounts of capital by which BNY Mellon and The Bank of New York Mellon, exceed the Basel I “well capitalized” thresholds are as follows:

Capital above thresholds at Dec. 31, 2013
(in millions)	Consolidated	The Bank of New York Mellon
Tier 1 capital	$11,535	$8,320
Total capital	7,896	4,880
Leverage	1,495	688

The following table presents the components of our Basel I Tier 1 and Total risk-based capital, the Basel I risk-weighted assets as well as average assets used for leverage capital purposes at Dec. 31, 2013 and 2012.

Components of Basel I Tier 1 and total risk-based capital (a)	Dec. 31,
(in millions)	2013	2012
Tier 1 capital:
Common shareholders’ equity	$35,959	$35,363
Preferred stock	1,562	1,068
Trust preferred securities	330	623
Adjustments for:
Goodwill and other intangibles (b)	(20,001)	(20,445)
Pensions/cash flow hedges	891	1,454
Securities valuation allowance	(387)	(1,350)
Merchant banking investments	(19)	(19)
Total Tier 1 capital	18,335	16,694
Tier 2 capital:
Qualifying unrealized gains on equity securities	1	2
Qualifying subordinated debt	550	1,058
Qualifying allowance for credit losses	344	386
Total Tier 2 capital	895	1,446
Total risk-based capital	$19,230	$18,140
Total risk-weighted assets	$113,322	$111,180
Average assets for leverage capital purposes	$336,787	$315,273

(a)	On a regulatory basis as determined under Basel I rules.

(b)
Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,222 million at Dec. 31, 2013 and $1,310 million at Dec. 31, 2012 and deferred tax liabilities associated with tax deductible goodwill of $1,302 million at Dec. 31, 2013 and $1,130 million at Dec. 31, 2012.

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 16 - Other comprehensive income (loss)

Components of other comprehensive income (loss)
	Year ended
	Dec. 31, 2013			Dec 31, 2012			Dec. 31, 2011
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period	$130	$62	$192	$80	$50	$130	$(184)	$(11)	$(195)
Total foreign currency translation	130	62	192	80	50	130	(184)	(11)	(195)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during period	(1,466)	577	(889)	1,611	(604)	1,007	483	(177)	306
Reclassification adjustment (a)	(129)	55	(74)	(162)	56	(106)	(48)	22	(26)
Net unrealized gain (loss) on assets available-for-sale	(1,595)	632	(963)	1,449	(548)	901	435	(155)	280
Defined benefit plans:
Prior service cost arising during the period	(2)	1	(1)	98	(41)	57	—	—	—
Net (gain) loss arising during the period	732	(303)	429	(298)	108	(190)	(741)	298	(443)
Foreign exchange adjustment	—	—	—	—	—	—	(4)	1	(3)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (a)	209	(83)	126	173	(69)	104	114	(45)	69
Total defined benefit plans	939	(385)	554	(27)	(2)	(29)	(631)	254	(377)
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during period	136	(54)	82	242	(99)	143	(640)	214	(426)
Reclassification adjustment (a)	(124)	51	(73)	(239)	97	(142)	643	(214)	429
Net unrealized gain (loss) on cash flow hedges	12	(3)	9	3	(2)	1	3	—	3
Total other comprehensive income (loss)	$(514)	$306	$(208)	$1,505	$(502)	$1,003	$(377)	$88	$(289)

(a)
The reclassification adjustment related to the unrealized gain (loss) on assets available-for-sale is recorded as net securities gains on the Consolidated Income Statement. The amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost is recorded as staff expense on the Consolidated Income Statement. See Note 23 of the Notes to Consolidated Financial Statements for the location of the reclassification adjustment related to cash flow hedges on the Consolidated Income Statement.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
		ASC 820 Adjustments		Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2010 ending balance	$(473)	$(993)	$(55)	$170	$(4)	$(1,355)
Change in 2011	(178)	(336)	(41)	280	3	(272)
2011 ending balance	$(651)	$(1,329)	$(96)	$450	$(1)	$(1,627)
Change in 2012	112	(65)	36	900	1	984
2012 ending balance	$(539)	$(1,394)	$(60)	$1,350	$—	$(643)
Change in 2013	151	554	—	(963)	9	(249)
2013 ending balance	$(388)	$(840)	$(60)	$387	$9	$(892)

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

Note 17 - Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees and directors of BNY Mellon. At Dec. 31, 2013, under the Long-Term Incentive Plan approved in April 2011, we may issue 25,689,379 new options. Of this amount, 11,940,138 shares (subject to potential increase as provided in the Long-Term Incentive Plan) may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $65 million in 2013, $64 million in 2012 and $31 million in 2011.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and ten years from the date of grant. No stock options were granted in 2013.

The compensation cost that has been charged against income was $49 million for 2013, $70 million for 2012 and $96 million for 2011. The total income tax benefit recognized in the income statement was $20 million for 2013, $29 million for 2012 and $40 million for 2011.

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2013	2012	2011
Dividend yield	N/A	3.0%	2.2%
Expected volatility	N/A	34	32
Risk-free interest rate	N/A	1.38	2.75
Expected option lives (in years)	N/A	6.9	6.7

For 2012 and 2011, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.

•	We use historical data to estimate option exercises and employee terminations within the valuation model.

•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2013, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted- average remaining contractual term (in years)
Balance at Dec. 31, 2012	82,359,866	$31.39	5.4
Granted	—	—
Exercised	(11,135,754)	23.68
Canceled/Expired	(5,427,790)	(41.16)
Balance at Dec. 31, 2013	65,796,322	$32.30	4.9
Vested and expected to vest at Dec. 31, 2013	65,605,396	32.33	4.9
Exercisable at Dec. 31, 2013	52,130,325	34.00	4.2

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Stock options outstanding at Dec. 31, 2013
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding at Dec. 31, 2013	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable at Dec. 31, 2013	Weighted- average exercise price
$ 18 to 31	36,160,149	6.5	$25.89	22,515,184	$25.94
31 to 41	17,421,247	2.2	37.07	17,400,215	37.08
41 to 51	12,214,926	3.9	44.46	12,214,926	44.46
$ 18 to 51	65,796,322	4.9	$32.30	52,130,325	$34.00

(a)	At Dec. 31, 2012 and 2011, 57,710,802 and 60,158,853 options were exercisable at an average price per common share of $33.95 and $35.21, respectively.

Aggregate intrinsic value of options (in millions)	2013	2012	2011
Outstanding at Dec. 31,	$336	$123	$22
Exercisable at Dec. 31,	$212	$64	$11

The weighted-average fair value of options at grant date was $5.50 in 2012 and $8.47 in 2011.

The total intrinsic value of options exercised was $67 million in 2013, $8 million in 2012 and $7 million in 2011.

As of Dec. 31, 2013, $43 million of total unrecognized compensation cost related to nonvested options is expected to be recognized over a weighted-average period of 10 months.

Cash received from option exercises totaled $263 million in 2013, $40 million in 2012 and $18 million in 2011. The actual tax benefit realized for the tax deductions from options exercised totaled $8 million in 2013, less than $1 million in 2012 and $2 million in 2011.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is one to four years. The total compensation expense recognized for restricted stock and RSUs was $201 million in 2013, $185 million in 2012 and $134 million in 2011. The total income tax benefit recognized in the income statement was $79 million for 2013, $76 million for 2012 and $52 million for 2011.

BNYMellon’s Executive Committee members were granted a target award of 942,428 performance units (“PSUs”) in 2013 that are earned annually based on an earnout percentage calculated using a metric of net income divided by risk-weighted assets under Basel III. The awards earned in each of the three performance periods vest at the end of the third performance period. Three of the awards are granted to FSA code-staff individuals and are required to be marked to market due to discretionary claw-back language contained in their grants.

BNY Mellon’s Executive Committee members were granted 817,698 RSUs in 2011 which contained certain performance criteria that were achieved in 2011. The actual number of units that will ultimately vest is subject to negative discretion by BNY Mellon’s Human Resources Compensation Committee and as a result, are subject to variable accounting.

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

The following table summarizes our nonvested PSU, restricted stock and RSU activity for 2013.

Nonvested PSU, restricted stock and RSU activity	Number of shares	Weighted- average fair value
Nonvested PSUs, restricted stock and RSUs at Dec. 31, 2012	17,419,139	$25.93
Granted	8,697,870	27.41
Vested	(4,063,858)	28.90
Forfeited	(511,774)	25.89
Nonvested PSUs, restricted stock and RSUs at Dec. 31, 2013 (a)	21,541,377	$26.59

(a)	Includes 955,274 shares granted to members of BNY Mellon’s Executive Committee that are marked-to-market based on the closing stock price at Dec. 31, 2013 of $34.94.

As of Dec. 31, 2013, $171 million of total unrecognized compensation costs related to nonvested restricted stock and RSUs is expected to be recognized over a weighted-average period of 1.6 years.

The total fair value of restricted stock and RSUs that vested was $117 million in 2013, $84 million in 2012 and $100 million in 2011.

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

Note 18 - Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2013	2012	2013	2012	2013	2012	2013	2012
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.99%	4.25%	4.29%	4.49%	4.99%	4.25%	4.21%	4.50%
Rate of compensation increase	3.00	3.00	3.71	3.49	3.00	3.00	—	—
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(4,093)	$(3,639)	$(880)	$(684)	$(226)	$(288)	$(6)	$(4)
Service cost	(63)	(59)	(36)	(32)	(2)	(2)	—	—
Interest cost	(170)	(169)	(38)	(35)	(9)	(12)	—	—
Employee contributions	—	—	(1)	(1)	—	—	—	—
Amendments	—	—	(2)	—	—	98	—	—
Actuarial gain (loss)	443	(378)	(66)	(105)	(5)	(43)	—	1
(Acquisitions) divestitures	—	—	1	(12)	—	—	—	(3)
Curtailments	—	—	—	—	—	—	—	—
Benefits paid	171	152	21	16	18	21	—	—
Foreign exchange adjustment	N/A	N/A	(20)	(27)	N/A	N/A	(1)	—
Benefit obligation at end of period	(3,712)	(4,093)	(1,021)	(880)	(224)	(226)	(7)	(6)
Change in fair value of plan assets
Fair value at beginning of period	4,278	3,529	782	681	78	73	—	—
Actual return on plan assets	589	487	107	60	8	5	—	—
Employer contributions	25	414	43	26	18	21	—	—
Employee contributions	—	—	1	1	—	—	—	—
Acquisitions (divestitures)	—	—	(1)	—	—	—	—	—
Benefit payments	(171)	(152)	(21)	(16)	(18)	(21)	—	—
Foreign exchange adjustment	N/A	N/A	19	30	N/A	N/A	—	—
Fair value at end of period	4,721	4,278	930	782	86	78	—	—
Funded status at end of period	$1,009	$185	$(91)	$(98)	$(138)	$(148)	$(7)	$(6)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$1,174	$2,122	$256	$266	$150	$159	$(1)	$(1)
Prior service cost (credit)	(46)	(62)	5	3	(89)	(99)	—	—
Net initial obligation (asset)	—	—	—	—	—	—	—	—
Total (before tax effects)	$1,128	$2,060	$261	$269	$61	$60	$(1)	$(1)

(a)	The benefit obligation for pension benefits is the projected benefit obligation and for healthcare benefits, it is the accumulated benefit obligation.

BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

Net periodic benefit cost (credit)	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollar amounts in millions)	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$4,121	$3,763	$3,836	$790	$698	$624	$80	$78	$78	N/A	N/A	N/A
Discount rate	4.25%	4.75%	5.71%	4.49%	4.97%	5.29%	4.25%	4.75%	5.71%	4.50%	5.00%	5.40%
Expected rate of return on plan assets	7.25	7.38	7.50	6.04	6.30	6.38	7.25	7.38	7.50	N/A	N/A	N/A
Rate of compensation increase	3.00	3.00	3.50	3.49	3.57	4.47	3.00	3.00	3.50	N/A	N/A	N/A
Components of net periodic benefit cost (credit):
Service cost	$63	$59	$64	$36	$32	$33	$2	$2	$2	$—	$—	$—
Interest cost	170	169	174	38	35	36	9	12	13	—	—	—
Expected return on assets	(292)	(272)	(282)	(46)	(45)	(43)	(6)	(6)	(6)	—	—	—
Amortization of:
Net initial obligation (asset)	—	—	—	—	—	—	—	3	5	—	—	—
Prior service cost (credit)	(16)	(16)	(16)	—	—	—	(10)	(2)	(1)	—	—	—
Net actuarial (gain) loss	205	167	109	15	12	14	12	9	3	—	—	(1)
Settlement (gain) loss	3	—	—	—	—	—	—	—	—	—	—	—
Curtailment (gain) loss	—	—	5	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	(1)	—	—	—	—	—	—
Net periodic benefit cost (credit)	$133	$107	$54	$43	$34	$39	$7	$18	$16	$—	$—	$(1)

Changes in other comprehensive (income) loss in 2013	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$(740)	$5	$3	$—
Recognition of prior years’ net (loss)	(208)	(15)	(12)	—
Prior service cost arising during period	—	2	—	—
Recognition of prior years’ service credit	16	—	10	—
Recognition of net initial (obligation) asset	—	—	—	—
Foreign exchange adjustment	N/A	—	N/A	—
Total recognized in other comprehensive (income) loss (before tax effects)	$(932)	$(8)	$1	$—

Amounts expected to be recognized in net periodic benefit cost (income) in 2014 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Loss recognition	$125	$15	$11	$—
Prior service (credit) recognition	(16)	—	(10)	—
Net initial obligation (asset) recognition	—	—	—	—

	Domestic		Foreign
(in millions)	2013	2012	2013	2012
Pension benefits:
Prepaid benefit cost	$1,209	$409	$—	$10
Accrued benefit cost	(200)	(224)	(91)	(108)
Total pension benefits	$1,009	$185	$(91)	$(98)
Healthcare benefits:
Accrued benefit cost	$(138)	$(148)	$(7)	$(6)
Total healthcare benefits	$(138)	$(148)	$(7)	$(6)

The accumulated benefit obligation for all defined benefit plans was $4.5 billion at Dec. 31, 2013 and $4.8 billion at Dec. 31, 2012.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2013	2012	2013	2012
Projected benefit obligation	$200	$245	$304	$342
Accumulated benefit obligation	199	241	294	320
Fair value of plan assets	—	21	242	255

For information on pension assumptions see the “Critical accounting estimates” section.

178 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend - Domestic post-retirement healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2014 is 7.00% decreasing to 4.75% in 2022. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2022 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the accumulated post-retirement benefit obligation by $16 million, or 7%, and the sum of the service and interest costs by $1 million, or 6%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $14 million, or 6%, and the sum of the service and interest costs by $1 million, or 5%.

Assumed healthcare cost trend - Foreign post-retirement healthcare benefits

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

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2014	$210	$13
	2015	220	14
	2016	233	17
	2017	243	17
	2018	247	23
	2019-2023	1,323	122
Total pension benefits		$2,476	$206
Healthcare benefits:
Year	2014	$17	$—
2015	2015	17	—
2016	2016	17	—
2017	2017	17	—
2018	2018	18	1
	2019-2023	82	1
Total healthcare benefits		$168	$2

Plan contributions

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2014 of $17 million for the domestic plans and $56 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2014 of $17 million for the domestic plans and less than $1 million for the foreign plans.

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

BNY Mellon 179

Notes to Consolidated Financial Statements (continued)

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

Our pension assets were invested as follows at Dec. 31, 2013 and 2012:

Asset allocations	Domestic			Foreign
	2013	2012		2013	2012
Equities	63%	52%		63%	65%
Fixed income	30	30		29	29
Private equities	2	2		—	—
Alternative investment	3	6		4	5
Real estate	—	—		4	1
Cash	2	10	(a)	—	—
Total pension benefits	100%	100%		100%	100%

(a)
Reflects the $400 million discretionary contribution to The Bank of New York Mellon Corporation Pension Plan on Dec. 31, 2012.  Excluding this contribution, the percentage of the domestic plan assets held in cash was less than 1% at Dec. 31, 2012.

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2013 and 2012. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

Fair value measurement of plan assets

In accordance with ASC 715, BNY Mellon has established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820 which is detailed in Note 20 of the Notes to Consolidated Financial Statements.

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

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2013 and Dec. 31, 2012, by captions and by ASC 820 valuation hierarchy. There were no transfers between Level 1 and Level 2.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,285	$—	$—	$1,285
Non-U.S. equity	138	—	—	138
Collective trust funds:
Commingled	—	437	—	437
U.S. equity	—	1,334	—	1,334
Venture capital and partnership interests	—	—	86	86
Fixed income:
U.S. Treasury securities	379	—	—	379
U.S. Government agencies	—	70	—	70
Sovereign government obligations	—	102	—	102
U.S. corporate bonds	—	640	—	640
Other	—	41	—	41
Exchange traded funds	66	—	—	66
Funds of funds	—	—	143	143
Total domestic plan assets, at fair value	$1,868	$2,624	$229	$4,721

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$481	$130	$—	$611
Sovereign/government obligation funds	55	130	—	185
Corporate debt funds	—	67	19	86
Cash and currency	4	—	—	4
Venture capital and partnership interests	—	—	44	44
Total foreign plan assets, at fair value	$540	$327	$63	$930

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2012
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$947	$—	$—	$947
Non-U.S. equity	118	—	—	118
Collective trust funds:
Commingled	—	734	—	734
U.S. equity	—	841	—	841
Venture capital and partnership interests	—	—	105	105
Fixed income:
U.S. Treasury securities	162	—	—	162
U.S. Government agencies	—	143	—	143
Sovereign government obligations	—	112	—	112
U.S. corporate bonds	—	892	—	892
Other	—	26	—	26
Exchange traded funds	68	—	—	68
Funds of funds	—	—	130	130
Total domestic plan assets, at fair value	$1,295	$2,748	$235	$4,278

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2012
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$379	$116	$—	$495
Sovereign/government obligation funds	38	123	—	161
Corporate debt funds	—	62	17	79
Cash and currency	6	—	—	6
Venture capital and partnership interests	—	—	41	41
Total foreign plan assets, at fair value	$423	$301	$58	$782

Changes in Level 3 fair value measurements

The table below includes a rollforward of the plan assets for the years ended Dec. 31, 2013 and 2012 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2013
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2012	$130	$105	$235
Total gains or (losses) included in earnings (or changes in net assets)	13	—	13
Purchases and sales:
Purchases	—	3	3
Sales	—	(22)	(22)
Fair value at Dec. 31, 2013	$143	$86	$229
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$11	$(14)	$(3)

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2013
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2012	$17	$41	$58
Total gains or (losses) included in earnings (or changes in net assets)	2	3	5
Fair value at Dec. 31, 2013	$19	$44	$63
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$2	$3	$5

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2012
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2011	$128	$121	$249
Total gains or (losses) included in earnings (or changes in net assets)	6	16	22
Purchases and sales:
Purchases	—	9	9
Sales	(4)	(41)	(45)
Fair value at Dec. 31, 2012	$130	$105	$235
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$5	$(4)	$1

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2012
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2011	$14	$40	$54
Total gains or (losses) included in earnings (or changes in net assets)	3	1	4
Purchases and sales:
Purchases	—	1	1
Sales	—	(1)	(1)
Fair value at Dec. 31, 2012	$17	$41	$58
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$3	$1	$4

Venture capital and partnership interests and funds of funds valued using net asset value per share

BNY Mellon had pension and post-retirement plan assets invested in venture capital and partnership interests and funds of funds valued using net asset value. The fund of funds investments are redeemable at net asset value under agreements with the fund of funds managers.

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2013
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$130	$11	N/A	N/A
Funds of funds (b)	143	—	Monthly	30-45 days
Total	$273	$11

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2012
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$146	$18	N/A	N/A
Funds of funds (b)	130	—	Monthly	30-45 days
Total	$276	$18

(a)	Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.

(b)	Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.

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

At Dec. 31, 2013 and Dec. 31, 2012, the ESOP owned 6.6 million and 6.9 million shares of our common stock, respectively. The fair value of total ESOP assets was $236 million at Dec. 31, 2013 and $181 million at Dec. 31, 2012. Contributions are made equal to required principal and interest payments on borrowings by the ESOP. There were no contributions and no ESOP related expense in 2013, 2012 or 2011.

We have defined contribution plans, excluding the ESOP, for which we recognized a cost of $192 million in 2013, $180 million in 2012 and $182 million in 2011.

The Benefits Investment Committee appointed Fiduciary Counselors, Inc. to serve as the independent fiduciary to (i) make certain fiduciary decisions related to the continued prudence of offering the common stock of BNY Mellon or its affiliates as an investment option under the plans other than with respect to plan sponsor decisions, and (ii) select and monitor any managed investments (active or passive, including mutual funds) of BNY Mellon or its affiliates to be offered to participants as investment options under the plans.

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

Note 19 - Company financial information

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

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2013, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

Subsequent to Dec. 31, 2013, our bank subsidiaries could declare dividends to the Parent of approximately $2.9 billion without the need for a regulatory waiver. In addition, at Dec. 31, 2013, non-bank subsidiaries of the Parent had liquid assets of approximately $1.9 billion.

The bank subsidiaries declared dividends of $1.0 billion in 2013, $679 million in 2012 and $156 million in 2011. The Federal Reserve and the OCC have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve policy with respect to the payment of cash dividends by bank holding companies provides that, as a matter of prudent banking, a bank holding company should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears to be consistent with the holding company’s capital needs, asset quality and overall financial condition. The Federal Reserve can also prohibit a dividend if payment would constitute an unsafe or unsound banking practice. Any increase in BNY Mellon’s ongoing quarterly dividends would require approval from the Federal Reserve. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding

30% of projected after-tax net income will receive particularly close scrutiny.

The Federal Reserve requires U.S. bank holding companies with total consolidated assets of $50 billion or more, like BNY Mellon, to submit annual capital plans for review.  The Federal Reserve will evaluate the bank holding companies’ capital adequacy, internal capital adequacy assessment processes, and their plans to make capital distributions, such as dividend payments or stock repurchases.

BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet all minimum regulatory capital ratios and maintain a ratio of Tier 1 common equity to risk-weighted assets of at least 5% on a pro forma basis under expected and stressful conditions throughout the nine-quarter planning horizon covered by the capital plan. The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios and have a ratio of Tier 1 common equity to risk-weighted assets of at least 5%. As part of this process, BNY Mellon also provides the Federal Reserve with estimates of the composition and levels of regulatory capital, risk-weighted assets and other measures under Basel III under an identified scenario. BNY Mellon’s most recent capital plan was submitted to the Federal Reserve on Jan. 6, 2014. The Federal Reserve has indicated that it expects to publish its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, on March 26, 2014.

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

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

20%, and collateral must be between 100% and 130% of the amount of the credit, depending on the type of collateral.

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $5.7 billion and $5.4 billion for the years 2013 and 2012, respectively.

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

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2013	2012	2011
Dividends from bank subsidiaries	$1,010	$645	$120
Dividends from nonbank subsidiaries	210	199	54
Interest revenue from bank subsidiaries	60	120	211
Interest revenue from nonbank subsidiaries	101	126	130
Gain on securities held for sale	32	11	17
Other revenue	26	47	51
Total revenue	1,439	1,148	583
Interest (including $50, $30 and $13 to subsidiaries, respectively)	245	340	282
Other expense	94	103	138
Total expense	339	443	420
Income before income taxes and equity in undistributed net income of subsidiaries	1,100	705	163
Provision (benefit) for income taxes	(93)	(83)	66
Equity in undistributed net income:
Bank subsidiaries	184	936	1,781
Nonbank subsidiaries	734	721	638
Net income	2,111	2,445	2,516
Preferred stock dividends	(64)	(18)	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,047	$2,427	$2,516

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2013	2012
Assets:
Cash and due from banks	$6,959	$4,182
Securities	34	112
Loans, net of allowance	19	13
Investment in and advances to subsidiaries and associated companies:
Banks	27,889	28,371
Other	24,444	24,273
Subtotal	52,333	52,644
Corporate-owned life insurance	699	682
Other assets	2,486	3,024
Total assets	$62,530	$60,657
Liabilities:
Deferred compensation	$500	$489
Commercial paper	96	338
Affiliate borrowings	3,416	3,338
Other liabilities	2,193	2,647
Long-term debt	18,804	17,414
Total liabilities	25,009	24,226
Shareholders’ equity	37,521	36,431
Total liabilities and shareholders’ equity	$62,530	$60,657

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2013	2012	2011
Operating activities:
Net income	$2,111	$2,445	$2,516
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Amortization	1	13	13
Equity in undistributed net (income) of subsidiaries	(918)	(1,657)	(2,419)
Change in accrued interest receivable	21	13	(22)
Change in accrued interest payable	(5)	(16)	11
Change in taxes payable (a)	63	177	168
Other, net	(22)	(179)	(80)
Net cash provided by operating activities	1,251	796	187
Investing activities:
Purchases of securities	—	—	(50)
Proceeds from sales of securities	67	86	101
Change in loans	(6)	7	32
Acquisitions of, investments in, and advances to subsidiaries	722	175	(611)
Other, net	11	17	—
Net cash provided by/(used in) investing activities	794	285	(528)
Financing activities:
Net change in commercial paper	(242)	328	—
Proceeds from issuance of long-term debt	3,892	2,761	5,042
Repayments of long-term debt	(2,023)	(4,163)	(1,911)
Change in advances from subsidiaries	78	(53)	63
Issuance of common stock	288	65	43
Treasury stock acquired	(1,026)	(1,148)	(873)
Issuance of preferred stock	494	1,068	—
Cash dividends paid	(744)	(641)	(593)
Tax benefit realized on share based payment awards	15	—	2
Net cash provided by/(used in) financing activities	732	(1,783)	1,773
Change in cash and due from banks	2,777	(702)	1,432
Cash and due from banks at beginning of year	4,182	4,884	3,452
Cash and due from banks at end of year	$6,959	$4,182	$4,884
Supplemental disclosures
Interest paid	$241	$324	$293
Income taxes paid	$94	$401	$212
Income taxes refunded	$14	$1	$123

(a)	Includes payments received from subsidiaries for taxes of $192 million in 2013, $648 million in 2012 and $501 million in 2011.

Note 20 - Fair value measurement

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

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include debt instruments that are traded less frequently than exchange-traded securities and derivative instruments whose model inputs are observable in the market or can be corroborated by market-observable data. Examples in this category are agency and non-agency mortgage-backed securities, corporate debt securities and over-the-counter derivative contracts.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Examples in this category include certain private equity investments, derivative contracts that are highly structured or long-dated, and interests in certain securitized financial assets.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities

Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities include both long and short positions. Level 1 securities include highly liquid government bonds, money market funds, foreign covered bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models, quoted prices of securities with similar characteristics or discounted

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include agency and non-agency mortgage-backed securities, state and political subdivisions, commercial mortgage-backed securities, sovereign debt, corporate bonds and foreign covered bonds.

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

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. Securities classified within Level 3 primarily include securities of state and political subdivisions and distressed debt securities.

At Dec. 31, 2013, more than 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities were priced based on economic models and non-

binding dealer quotes, and are included in Level 3 of the ASC 820 hierarchy.

Consolidated collateralized loan obligations

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Based on the structure of the CLOs, the valuation of the assets is attributable to the senior note holders. Changes in the values of assets and liabilities are reflected in the income statement as investment and other income and interest of investment management fund note holders, respectively. Consolidated CLOs are generally classified within Level 2 of the valuation hierarchy.

Derivatives

We classify exchange-traded derivatives valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchange-traded equity and foreign exchange options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using internally developed models that use as their basis readily observable market parameters, and we classify them in Level 2 of the valuation hierarchy. Such derivatives include swaps and options, foreign exchange spot and forward contracts and credit default swaps.

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps and options, where parameters may be unobservable for longer maturities; and certain products, where correlation risk is unobservable. The fair value of these derivatives compose approximately 1% of our derivative financial instruments. Additional disclosures of derivative instruments are provided in Note 23 of the Notes to Consolidated Financial Statements.

Loans and unfunded lending-related commitments

Where quoted market prices are not available, we generally base the fair value of loans and unfunded lending-related commitments on observable market prices of similar instruments, including bonds, credit

188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Seed capital

In our Investment Management business, we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors. As part of that activity, we make seed capital investments in certain funds. Seed capital is included in other assets. When applicable, we value seed capital based on the published NAV of the fund. We include funds in which ownership interests in the fund are publicly traded in an active market and institutional funds in which investors trade in and out daily in Level 1 of the valuation hierarchy. We include open-end funds where investors are allowed to sell their ownership interest back to the fund less frequently than daily and where our interest in the fund contains no other rights or obligations in Level 2 of the valuation hierarchy. However, we generally include investments in funds that allow investors to sell their ownership interest back to the fund less frequently than monthly in Level 3, unless actual redemption prices are observable.

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

Certain interests in securitizations

For certain interests in securitizations that are classified in securities available-for-sale, trading assets and long-term debt, we use discounted cash flow models, which generally include assumptions of projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and estimates of payments to third-party investors. When available, we compare our fair value estimates and assumptions to market activity and to the actual results of the securitized portfolio.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2013 and Dec. 31, 2012, by caption on the consolidated balance sheet and by ASC 820 valuation hierarchy (as described above). We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us. There were no material transfers between Level 1 and Level 2 during 2013.

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2013
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$12,852	$—	$—	$—	$12,852
U.S. Government agencies	—	948	—	—	948
Sovereign debt	40	11,314	—	—	11,354
State and political subdivisions (b)	—	6,663	11	—	6,674
Agency RMBS	—	25,321	—	—	25,321
Non-agency RMBS	—	1,142	—	—	1,142
Other RMBS	—	2,285	—	—	2,285
Commercial MBS	—	2,357	—	—	2,357
Agency commercial MBS	—	1,789	—	—	1,789
Asset-backed CLOs	—	1,562	—	—	1,562
Other asset-backed securities	—	2,891	—	—	2,891
Equity securities	19	—	—	—	19
Money market funds (b)	938	—	—	—	938
Corporate bonds	—	1,815	—	—	1,815
Other debt securities	—	1,796	—	—	1,796
Foreign covered bonds	2,629	242	—	—	2,871
Non-agency RMBS (c)	—	2,695	—	—	2,695
Total available-for-sale securities	16,478	62,820	11	—	79,309
Trading assets:
Debt and equity instruments (b)	4,559	4,338	1	—	8,898
Derivative assets not designated as hedging:
Interest rate	4	14,702	6	(13,231)	1,481
Foreign exchange	—	3,609	1	(2,294)	1,316
Equity	274	395	15	(281)	403
Total derivative assets not designated as hedging	278	18,706	22	(15,806)	3,200
Total trading assets	4,837	23,044	23	(15,806)	12,098
Other assets:
Derivative assets designated as hedging:
Interest rate	—	1,206	—	—	1,206
Foreign exchange	—	76	—	—	76
Total - derivative assets designated as hedging	—	1,282	—	—	1,282
Other assets (d)	148	193	105	—	446
Total other assets	148	1,475	105	—	1,728
Subtotal assets of operations at fair value	21,463	87,339	139	(15,806)	93,135
Percentage of assets prior to netting	20%	80%	—%
Assets of consolidated investment management funds:
Trading assets	61	10,336	—	—	10,397
Other assets	739	136	—	—	875
Total assets of consolidated investment management funds	800	10,472	—	—	11,272
Total assets	$22,263	$97,811	$139	$(15,806)	$104,407
Percentage of assets prior to netting	19%	81%	—%
190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2013
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Trading liabilities:
Debt and equity instruments	$1,030	$585	$—	$—	$1,615
Derivative liabilities not designated as hedging:
Interest rate	3	15,178	31	(12,429)	2,783
Foreign exchange	—	3,536	—	(1,711)	1,825
Equity and other contracts	214	745	44	(281)	722
Total derivative liabilities not designated as hedging	217	19,459	75	(14,421)	5,330
Total trading liabilities	1,247	20,044	75	(14,421)	6,945
Long-term debt (b)	—	321	—	—	321
Other liabilities - derivative liabilities designated as hedging:
Interest rate	—	167	—	—	167
Foreign exchange	—	336	—	—	336
Total other liabilities - derivative liabilities	—	503	—	—	503
Subtotal liabilities of operations at fair value	1,247	20,868	75	(14,421)	7,769
Percentage of liabilities prior to netting	6%	94%	—%
Liabilities of consolidated investment management funds:
Trading liabilities	16	10,069	—	—	10,085
Other liabilities	—	46	—	—	46
Total liabilities of consolidated investment management funds	16	10,115	—	—	10,131
Total liabilities	$1,263	$30,983	$75	$(14,421)	$17,900
Percentage of liabilities prior to netting	4%	96%	—%

(a)
ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral. Netting is applicable to derivatives not designated as hedging instruments included in trading assets or trading liabilities, and derivatives designated as hedging instruments included in other assets or other liabilities. Netting is allocated to the derivative products based on the net fair value of each product.

(b)	Includes certain interests in securitizations.

(c)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(d)	Includes private equity investments, seed capital and a brokerage account.

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2012
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$18,003	$—	$—	$—	$18,003
U.S. Government agencies	—	1,074	—	—	1,074
Sovereign debt	41	9,383	—	—	9,424
State and political subdivisions (b)	—	6,077	45	—	6,122
Agency RMBS	—	34,193	—	—	34,193
Non-agency RMBS	—	1,459	—	—	1,459
Other RMBS	—	2,794	—	—	2,794
Commercial MBS	—	3,139	—	—	3,139
Asset-backed CLOs	—	1,282	—	—	1,282
Other asset-backed securities	—	2,131	—	—	2,131
Equity securities	27	—	—	—	27
Money market funds (b)	2,190	—	—	—	2,190
Corporate bonds	—	1,585	—	—	1,585
Other debt securities	—	2,368	—	—	2,368
Foreign covered bonds	2,995	723	—	—	3,718
Non-agency RMBS (c)	—	3,110	—	—	3,110
Total available-for-sale securities	23,256	69,318	45	—	92,619
Trading assets:
Debt and equity instruments (b)	912	4,116	48	—	5,076
Derivative assets not designated as hedging:
Interest rate	36	22,734	19	(20,042)	2,747
Foreign exchange	—	3,512	1	(2,171)	1,342
Equity	121	152	38	(98)	213
Total derivative assets not designated as hedging	157	26,398	58	(22,311)	4,302
Total trading assets	1,069	30,514	106	(22,311)	9,378
Other assets:
Derivative assets designated as hedging:
Interest rate	—	928	—	—	928
Foreign exchange	—	61	—	—	61
Total derivative assets designated as hedging	—	989	—	—	989
Other assets (d)	96	116	120	—	332
Total other assets	96	1,105	120	—	1,321
Subtotal assets of operations at fair value	24,421	100,937	271	(22,311)	103,318
Percentage of assets prior to netting	19%	81%	—%
Assets of consolidated investment management funds:
Trading assets	182	10,735	44	—	10,961
Other assets	390	130	—	—	520
Total assets of consolidated investment management funds	572	10,865	44	—	11,481
Total assets	$24,993	$111,802	$315	$(22,311)	$114,799
Percentage of assets prior to netting	18%	82%	—%

192 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2012
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Trading liabilities:
Debt and equity instruments	$1,121	$659	$—	$—	$1,780
Derivative liabilities not designated as hedging:
Interest rate	—	23,173	168	(19,069)	4,272
Foreign exchange	—	3,632	—	(1,823)	1,809
Equity	91	266	56	(98)	315
Total derivative liabilities not designated as hedging	91	27,071	224	(20,990)	6,396
Total trading liabilities	1,212	27,730	224	(20,990)	8,176
Long-term debt (b)	—	345	—	—	345
Other liabilities - derivative liabilities designated as hedging:
Interest rate	—	343	—	—	343
Foreign exchange	—	361	—	—	361
Total other liabilities - derivative liabilities	—	704	—	—	704
Subtotal liabilities of operations at fair value	1,212	28,779	224	(20,990)	9,225
Percentage of liabilities prior to netting	4%	95%	1%
Liabilities of consolidated investment management funds:
Trading liabilities	—	10,152	—	—	10,152
Other liabilities	—	29	—	—	29
Total liabilities of consolidated investment management funds	—	10,181	—	—	10,181
Total liabilities	$1,212	$38,960	$224	$(20,990)	$19,406
Percentage of liabilities prior to netting	3%	96%	1%

(a)
ASC 815 permits the netting of derivative receivables and derivative payables under legally enforceable master netting agreements and permits the netting of cash collateral. Netting is applicable to derivatives not designated as hedging instruments included in trading assets or trading liabilities, and derivatives designated as hedging instruments included in other assets or other liabilities. Netting is allocated to the derivative products based on the net fair value of each product.

(b)	Includes certain interests in securitizations.

(c)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(d)	Includes private equity investments, seed capital and a brokerage account.

BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

Details of certain items measured at fair value on a recurring basis	Dec. 31, 2013					Dec. 31, 2012
	Total carrying value (a)	Ratings				Total carrying value (a)	Ratings
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollar amounts in millions)
Alt-A RMBS, originated in:
2006-2007	$102	—%	—%	—%	100%	$111	—%	—%	—%	100%
2005	95	—	—	—	100	107	—	—	—	100
2004 and earlier	53	—	3	30	67	61	4	9	25	62
Total Alt-A RMBS	$250	—%	1%	6%	93%	$279	1%	2%	6%	91%
Prime RMBS, originated in:
2007	$89	—%	—%	41%	59%	$106	—%	—%	45%	55%
2006	55	—	—	—	100	70	—	—	—	100
2005	125	—	44	—	56	215	—	33	7	60
2004 and earlier	230	5	7	51	37	337	16	42	7	35
Total prime RMBS	$499	2%	15%	31%	52%	$728	7%	29%	12%	52%
Subprime RMBS, originated in:
2005	$110	—%	21%	49%	30%	$108	4%	8%	34%	54%
2004 and earlier	283	2	6	12	80	344	3	4	6	87
Total subprime RMBS	$393	1%	11%	22%	66%	$452	3%	5%	13%	79%
Commercial MBS - Domestic, originated in:
2009-2013	$466	81%	19%	—%	—%	$283	97%	3%	—%	—%
2008	22	59	41	—	—	24	59	41	—	—
2007	457	69	20	11	—	707	78	16	6	—
2006	683	84	16	—	—	900	85	14	1	—
2005	486	100	—	—	—	640	98	1	1	—
2004 and earlier	153	93	7	—	—	285	100	—	—	—
Total commercial MBS - Domestic	$2,267	84%	14%	2%	—%	$2,839	89%	9%	2%	—%
Foreign covered bonds:
Canada	$851	100%	—%	—%	—%	$925	100%	—%	—%	—%
United Kingdom	803	100	—	—	—	756	100	—	—	—
Netherlands	298	100	—	—	—	360	100	—	—	—
Germany	127	100	—	—	—	866	98	2	—	—
Other	792	100	—	—	—	811	100	—	—	—
Total foreign covered bonds	$2,871	100%	—%	—%	—%	$3,718	100%	—%	—%	—%
European floating rate notes - available-for-sale:
United Kingdom	$1,668	79%	21%	—%	—%	$1,873	79%	19%	2%	—%
Netherlands	434	100	—	—	—	841	100	—	—	—
Ireland	165	10	—	—	90	161	15	—	—	85
Italy	104	—	100	—	—	125	—	100	—	—
Other	42	89	5	—	6	145	50	7	—	43
Total European floating rate notes - available-for-sale	$2,413	75%	19%	—%	6%	$3,145	77%	15%	2%	6%
Sovereign debt:
United Kingdom	$4,709	100%	—%	—%	—%	$4,771	100%	—%	—%	—%
Germany	2,182	100	—	—	—	1,646	100	—	—	—
Netherlands	2,105	100	—	—	—	2,054	100	—	—	—
France	1,568	100	—	—	—	897	100	—	—	—
Other	790	61	—	39	—	56	100	—	—	—
Total sovereign debt	$11,354	97%	—%	3%	—%	$9,424	100%	—%	—%	—%
Alt-A RMBS (b), originated in:
2006-2007	$1,022	—%	—%	—%	100%	$1,128	—%	—%	—%	100%
2005	538	—	4	1	95	622	4	—	1	95
2004 and earlier	190	—	3	10	87	220	—	2	12	86
Total Alt-A RMBS (b)	$1,750	—%	2%	1%	97%	$1,970	1%	—%	2%	97%
Prime RMBS (b), originated in:
2006-2007	$493	—%	—%	—%	100%	$601	—%	—%	—%	100%
2005	304	—	1	—	99	378	—	1	2	97
2004 and earlier	25	—	11	21	68	31	—	8	24	68
Total prime RMBS (b)	$822	—%	—%	1%	99%	$1,010	—%	1%	1%	98%
Subprime RMBS (b), originated in:
2005-2007	$89	—%	—%	10%	90%	$94	—%	—%	—%	100%
2004 and earlier	34	1	5	39	55	36	5	—	36	59
Total subprime RMBS (b)	$123	—%	1%	18%	81%	$130	2%	—%	10%	88%

(a)
At Dec. 31, 2013 and Dec. 31, 2012, foreign covered bonds and sovereign debt were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

194 BNY Mellon

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

The Company has a Level 3 Pricing Committee which evaluates the valuation techniques used in determining the fair value of Level 3 assets and liabilities.

The tables below include a roll forward of the balance sheet amounts for the years ended Dec. 31, 2013 and 2012 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2013
	Available-for-sale securities		Trading assets						Total assets of operations	Assets of consolidated investment management funds
(in millions)	State and political subdivisions		Debt and equity instruments		Derivative assets	(a)	Other assets
Fair value at Dec. 31, 2012	$45		$48		$58		$120		$271	$44
Transfers out of Level 3	—		—		(19)		—		(19)	—
Total gains or (losses) for the period:
Included in earnings (or changes in net assets)	7	(b)	2	(c)	(17)	(c)	1	(d)	(7)	2	(e)
Purchases, sales and settlements:
Purchases	—		—		—		8		8	—
Sales	—		(49)		—		(24)		(73)	(46)
Settlements	(41)		—		—		—		(41)	—
Fair value at Dec. 31, 2013	$11		$1		$22		$105		$139	$—
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period			$—		$(12)		$—		$(12)	$—

(a)	Derivative assets are reported on a gross basis.

(b)
Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).

(c)	Reported in foreign exchange and other trading revenue.

(d)	Reported in investment and other income.

(e)	Reported in income from consolidated investment management funds.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2013
	Trading liabilities		Total liabilities
(in millions)	Derivative liabilities	(a)
Fair value at Dec. 31, 2012	$224		$224
Transfers out of Level 3	(17)		(17)
Total (gains) or losses for the period:
Included in earnings (or changes in net liabilities)	(125)	(b)	(125)
Settlements	(7)		(7)
Fair value at Dec. 31, 2013	$75		$75
Change in unrealized (gains) or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$(29)		$(29)

(a)	Derivative liabilities are reported on a gross basis.

(b)	Reported in foreign exchange and other trading revenue.

BNY Mellon 195

Notes to Consolidated Financial Statements (continued)

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2012
	Available-for-sale securities				Trading assets							Assets of consolidated investment management funds
(in millions)	State and political subdivisions		Other debt securities		Debt and equity instruments		Derivative assets	(a)	Other assets		Total assets of operations
Fair value at Dec. 31, 2011	$45		$3		$63		$97		$157		$365	$—
Tranfers out of Level 3	—		—		—		(5)		—		(5)	—
Total gains or (losses) for the period:
Included in earnings (or changes in net assets)	3	(b)	(3)	(b)	(2)	(c)	(44)	(c)	7	(d)	(39)	—	(e)
Purchases, sales and settlements:
Purchases	—		—		—		10		19		29	44
Sales	—		—		(13)		—		(55)		(68)	—
Settlements	(3)		—		—		—		(8)		(11)	$—
Fair value at Dec. 31, 2012	$45		$—		$48		$58		$120		$271	$44
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period					$(3)		$(23)		$2		$(24)	$—

(a)	Derivative assets are reported on a gross basis.

(b)
Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).

(c)	Reported in foreign exchange and other trading revenue.

(d)	Reported in investment and other income.

(e)	Reported in income from consolidated investment management funds.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2012
	Trading liabilities		Total liabilities
(in millions)	Derivative liabilities	(a)
Fair value at Dec. 31, 2011	$314		$314
Transfers out of Level 3	(8)		(8)
Total (gains) or losses for the period:
Included in earnings (or changes in net liabilities)	(82)	(b)	(82)
Fair value at Dec. 31, 2012	$224		$224
Change in unrealized (gains) or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$(30)		$(30)

(a)	Derivative liabilities are reported on a gross basis.

(b)	Reported in foreign exchange and other trading revenue.

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. An example would be the recording of an impairment of an asset.

The following tables present the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2013 and Dec. 31, 2012, for which a nonrecurring change in fair value has been recorded during the years ended Dec. 31, 2013 and Dec. 31, 2012.

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2013				Total carrying value
(in millions)	Level 1	Level 2	Level 3
Loans (a)	$—	$128	$9	$137
Other assets (b)	—	15	—	15
Total assets at fair value on a nonrecurring basis	$—	$143	$9	$152

196 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2012				Total carrying value
(in millions)	Level 1	Level 2	Level 3
Loans (a)	$—	$183	$23	$206
Other assets (b)	—	79	—	79
Total assets at fair value on a nonrecurring basis	$—	$262	$23	$285

(a)
During the years ended Dec. 31, 2013 and 2012, the fair value of these loans decreased $3 million and $20 million, respectively, based on the fair value of the underlying collateral as allowed by ASC 310, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.

(b)	Includes other assets received in satisfaction of debt and loans held for sale. Loans held for sale are carried on the balance sheet at the lower of cost or market value.

Level 3 unobservable inputs

The following tables present the unobservable inputs used in valuation of assets and liabilities classified as Level 3 within the fair value hierarchy.

Quantitative information about Level 3 fair value measurements of assets
(dollars in millions)	Fair value at Dec. 31, 2013	Valuation techniques	Unobservable input	Range
Measured on a recurring basis:
Available-for-sale securities:
State and political subdivisions	$11	Discounted cash flow	Expected credit loss	4%
Trading assets:
Debt and equity instruments:
Distressed debt	$1	Discounted cash flow	Expected maturity	1 - 10 years
			Credit spreads	230-1,860 bps
Derivative assets:
Interest rate:
Structured foreign exchange swaptions	$6	Option pricing model (a)	Correlation risk	0%-25%
			Long-term foreign exchange volatility	11%-17%
Foreign exchange contracts:
Long-term foreign exchange options	$1	Option pricing model (a)	Long-term foreign exchange volatility	19%
Equity:
Equity options	$15	Option pricing model (a)	Long-term equity volatility	24%-29%
Measured on a nonrecurring basis:
Loans	$9	Discounted cash flows	Timing of sale	0-12 months
			Cap rate	8%
			Cost to complete/sell	0%-30%

Quantitative information about Level 3 fair value measurements of liabilities
(dollars in millions)	Fair value at Dec. 31, 2013	Valuation techniques	Unobservable input	Range
Measured on a recurring basis:
Trading liabilities:
Derivative liabilities:
Interest rate:
Structured foreign exchange swaptions	$31	Option pricing model (a)	Correlation risk	0%-25%
			Long-term foreign exchange volatility	11%-17%
Equity:
Equity options	$44	Option pricing model (a)	Long-term equity volatility	23%-29%

(a)	The option pricing model uses market inputs such as foreign currency exchange rates, interest rates and volatility to calculate the fair value of the option.

BNY Mellon 197

Notes to Consolidated Financial Statements (continued)

Estimated fair value of financial instruments

The carrying amounts of our financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods - see Note 1 of the Notes to Consolidated Financial Statements. The following disclosure discusses these instruments on a uniform fair value basis. However, active markets do not exist for a significant portion of these instruments. For financial instruments where quoted prices from identical assets and liabilities in active markets do not exist, we determine fair value based on discounted cash flow analysis and comparison to similar instruments. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Other judgments would result in different fair values. The assumptions used at Dec. 31, 2013 and Dec. 31, 2012 include discount rates ranging principally from 0.21% to 3.74%. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

A summary of the practices used for determining fair value and the respective level in the valuation hierarchy for financial assets and liabilities not recorded at fair value follows.

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

198 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Noninterest-bearing and interest-bearing deposits

Interest-bearing deposits are comprised of money market rate and demand deposits, savings deposits and time deposits. Except for time deposits, book value is considered to equal fair value for these deposits due to their short duration to maturity or payable on demand feature. The fair value of interest-bearing time deposits is determined using discounted cash flow analysis. Inputs primarily consist of current LIBOR market rates and time to maturity. For all noninterest-bearing deposits, book value is considered to equal fair value as a result of the short duration of the deposit. Interest-bearing and noninterest-bearing deposits are classified as Level 2 within the valuation hierarchy.

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

Payables to customers and broker-dealers

The estimated fair value of payables to customers and broker-dealers is equal to the book value, due to the demand feature of the payables to customers and broker-dealers, and are classified as Level 2 within the valuation hierarchy.

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

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2013 and Dec. 31, 2012, by caption on the consolidated balance sheet and by ASC 820 valuation hierarchy (as described above).

BNY Mellon 199

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments	Dec. 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$104,359	$—	$104,359	$104,359
Interest-bearing deposits with banks	—	35,323	—	35,323	35,300
Federal funds sold and securities purchased under resale agreements	—	9,161	—	9,161	9,161
Securities held-to-maturity	3,268	16,175	—	19,443	19,743
Loans	—	49,316	—	49,316	49,180
Other financial assets	6,460	1,141	—	7,601	7,601
Total	$9,728	$215,475	$—	$225,203	$225,344
Liabilities:
Noninterest-bearing deposits	$—	$95,475	$—	$95,475	$95,475
Interest-bearing deposits	—	165,253	—	165,253	165,654
Federal funds purchased and securities sold under repurchase agreements	—	9,648	—	9,648	9,648
Payables to customers and broker-dealers	—	15,707	—	15,707	15,707
Borrowings	—	919	—	919	919
Long-term debt	—	19,965	—	19,965	19,543
Total	$—	$306,967	$—	$306,967	$306,946

Summary of financial instruments	Dec. 31, 2012
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$90,110	$—	$90,110	$90,110
Interest-bearing deposits with banks	—	43,936	—	43,936	43,910
Federal funds sold and securities purchased under resale agreements	—	6,593	—	6,593	6,593
Securities held-to-maturity	1,070	7,319	—	8,389	8,205
Loans	—	44,031	—	44,031	44,010
Other financial assets	4,727	1,115	—	5,842	5,842
Total	$5,797	$193,104	$—	$198,901	$198,670
Liabilities:
Noninterest-bearing deposits	$—	$93,019	$—	$93,019	$93,019
Interest-bearing deposits	—	153,030	—	153,030	153,076
Federal funds purchased and securities sold under repurchase agreements	—	7,427	—	7,427	7,427
Payables to customers and broker-dealers	—	16,095	—	16,095	16,095
Borrowings	—	1,883	—	1,883	1,883
Long-term debt	—	19,397	—	19,397	18,530
Total	$—	$290,851	$—	$290,851	$290,030

The table below summarizes the carrying amount of the hedged financial instruments, the notional amount of the hedge and the unrealized gain (loss) (estimated fair value) of the derivatives.

Hedged financial instruments	Carrying amount	Notional amount of hedge	Unrealized
(in millions)			Gain	(Loss)
At Dec. 31, 2013:
Interest-bearing deposits with banks	$1,396	$1,396	$30	$(19)
Securities available-for-sale	5,914	6,647	721	(95)
Deposits	—	—	—	—
Long-term debt	15,036	14,755	483	(72)
At Dec. 31, 2012:
Interest-bearing deposits with banks	$11,328	$11,328	$38	$(224)
Securities available-for-sale	5,597	5,355	12	(339)
Deposits	10	10	1	—
Long-term debt	15,100	14,314	911	(4)

200 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 21 - Fair value option

ASC 825 provides an option to elect fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments.

The following table presents the assets and liabilities, by type, of consolidated investment management funds recorded at fair value.

Assets and liabilities of consolidated investment management funds, at fair value
(in millions)	Dec. 31, 2013	Dec. 31, 2012
Assets of consolidated investment management funds:
Trading assets	$10,397	$10,961
Other assets	875	520
Total assets of consolidated investment management funds	$11,272	$11,481
Liabilities of consolidated investment management funds:
Trading liabilities	$10,085	$10,152
Other liabilities	46	29
Total liabilities of consolidated investment management funds	$10,131	$10,181

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Mark-to-market valuation best reflects the limited interest BNY Mellon has in the economic performance of the consolidated CLOs. Changes in the values of assets and liabilities are reflected in the income statement as investment income of consolidated investment management funds.

We have elected the fair value option on $240 million of long-term debt in connection with ASC 810. The fair value of this long-term debt was $321 million at Dec. 31, 2013 compared with $345 million at Dec. 31, 2012. The long-term debt is valued using observable market inputs and is included in Level 2 of the ASC 820 hierarchy.

The following table presents the changes in fair value of the long-term debt included in foreign exchange and other trading revenue in the consolidated income statement.

Foreign exchange and other trading revenue	Year ended Dec. 31,

(in millions)	2013	2012
Changes in the fair value of long-term debt (a)	$24	$(19)

(a)	The change in fair value of the long-term debt is approximately offset by an economic hedge included in foreign exchange and other trading revenue.

Note 22 - Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding that are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit and securities lending indemnifications. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs and to hedge foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign currency and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks. Significant industry concentrations related to credit exposure at Dec. 31, 2013 are disclosed in the financial institutions portfolio exposure table and the commercial portfolio exposure table below.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2013
	Loans	Unfunded commitments	Total exposure
Banks	$9.4	$2.3	$11.7
Asset managers	1.4	4.1	5.5
Securities industry	2.9	2.0	4.9
Insurance	0.1	4.3	4.4
Government	0.4	3.2	3.6
Other	0.2	1.1	1.3
Total	$14.4	$17.0	$31.4

Commercial portfolio exposure (in billions)	Dec. 31, 2013
	Loans	Unfunded commitments	Total exposure
Energy and utilities	$0.7	$5.9	$6.6
Services and other	0.6	6.0	6.6
Manufacturing	0.2	5.9	6.1
Media and telecom	0.1	1.7	1.8
Total	$1.6	$19.5	$21.1

BNY Mellon 201

Notes to Consolidated Financial Statements (continued)

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

The following table presents a summary of our off-balance sheet credit risks, net of participations.

Off-balance sheet credit risks	Dec. 31,	Dec. 31,
(in millions)	2013	2012
Lending commitments (a)	$34,039	$31,265
Standby letters of credit (b)	6,721	7,167
Commercial letters of credit	310	219
Securities lending indemnifications (c)	244,382	245,717

(a)	Net of participations totaling $6 million at Dec. 31, 2013 and $350 million at Dec. 31, 2012.

(b)	Net of participations totaling $720 million at Dec. 31, 2013 and $1.0 billion at Dec. 31, 2012.

(c)
Excludes the indemnification for securities booked at BNY Mellon beginning in late 2013 resulting from the CIBC Mellon joint venture, which totaled $60 billion at Dec. 31, 2013. The balance at Dec. 31, 2012 excludes $66 billion of securities lending at the CIBC Mellon joint venture.

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

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $9.3 billion in less than one year, $24.6 billion in one to five years and $0.1 billion over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations. As shown in the off-balance sheet credit risks table, the maximum potential exposure of SBLCs was $6.7 billion at Dec. 31, 2013 and $7.2 billion at Dec. 31, 2012, and includes $418 million and $781 million that were collateralized with cash and securities at Dec. 31, 2013 and Dec. 31, 2012, respectively. At Dec. 31,

2013, $3.3 billion of the SBLCs will expire within one year and $3.4 billion in one to five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. As required by ASC 460 Guarantees, the fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and SBLCs, if any, is included in the allowance for lending-related commitments. The allowance for lending-related commitments was $134 million at Dec. 31, 2013 and $121 million at Dec. 31, 2012.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,	Dec. 31,
	2013	2012
Investment grade	86%	93%
Noninvestment grade	14%	7%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $310 million at Dec. 31, 2013 compared with $219 million at Dec. 31, 2012.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon), to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which normally matures in less than 90 days.

202 BNY Mellon

Notes to Consolidated Financial Statements (continued)

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly-rated counterparties. Securities lending indemnifications were secured by collateral of $252 billion at Dec. 31, 2013 and $253 billion at Dec. 31, 2012.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon, and CIBC jointly and severally indemnify securities lenders against specific types of borrower default.  At Dec. 31, 2013, $60 billion of borrowings at CIBC Mellon booked at BNY Mellon beginning in late 2013 were secured by collateral of $64 billion.  At Dec. 31, 2012, $66 billion of borrowings at CIBC Mellon were secured by collateral of $70 billion. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

Operating leases

Net rent expense for premises and equipment was $335 million in 2013, $313 million in 2012 and $350 million in 2011.

At Dec. 31, 2013, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2014—$276 million; 2015—$266 million; 2016—$241 million; 2017—$208 million; 2018—$176 million; and 2019 and thereafter—$733 million.

Exposure for certain administrative errors

In connection with certain funds that we manage, we may be liable to the funds for certain administrative errors. The errors relate to questions about the resident status of certain offshore tax exempt funds, potentially exposing the Company to a tax liability related to the funds’ earnings. The Company is in discussions with tax authorities regarding the funds. In addition to amounts accrued, we believe it is reasonably possible that we could have a potential additional exposure of approximately $100 million.

Indemnification Arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2013 and Dec. 31, 2012, we have not recorded any material liabilities under these arrangements.

Clearing and Settlement Exchanges

We are a minority equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement

BNY Mellon 203

Notes to Consolidated Financial Statements (continued)

exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. In addition, any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. At Dec. 31, 2013 and Dec. 31, 2012, we have not recorded any material liabilities under these arrangements.

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

For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $730 million in excess of the accrued liability (if any) related to those matters.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Sentinel Matters
As previously disclosed, on Jan. 18, 2008, The Bank of New York Mellon filed a proof of claim in the Chapter 11 bankruptcy proceeding of Sentinel Management Group, Inc. (“Sentinel”) pending in federal court in the Northern District of Illinois, seeking to recover approximately $312 million loaned to Sentinel and secured by securities and cash in an account maintained by Sentinel at The Bank of New York Mellon. On March 3, 2008, the bankruptcy trustee filed an adversary complaint against The Bank of New York Mellon seeking to disallow The Bank of New York Mellon’s claim and seeking damages for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly using those assets as collateral for the loan. In a decision dated Nov. 3, 2010, the court found for The Bank of New York Mellon and against the bankruptcy trustee, holding that The Bank of New York Mellon’s loan to Sentinel is valid, fully secured and not subject to equitable subordination. The bankruptcy trustee appealed this decision, and on Aug. 9, 2012, the United States Court of Appeals for the Seventh Circuit issued a decision affirming the trial court’s judgment. On Sept. 7, 2012, the bankruptcy trustee

204 BNY Mellon

Notes to Consolidated Financial Statements (continued)

filed a petition for rehearing on the fraudulent transfer portion of the opinion and, on Nov. 30, 2012, the Court of Appeals withdrew its opinion and vacated its judgment. On Aug. 26, 2013, the Court of Appeals reversed its own prior decision and the district court’s decision with respect to the bankruptcy trustee’s fraudulent transfer and equitable subordination claims and remanded the case to the district court for further proceedings. See Note 5 of the Notes to Consolidated Financial Statements for additional information.

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

Securities Lending Matters
As previously disclosed, BNY Mellon or its affiliates have been named as defendants in a number of lawsuits initiated by participants in BNY Mellon’s securities lending program, which is a part of BNY Mellon’s Investment Services business. The lawsuits were filed on various dates from 2009 to 2013, and are currently pending in courts in New York, North Carolina and Illinois. The complaints assert contractual, statutory, and common law claims, including claims for negligence and breach of fiduciary duty. The plaintiffs allege losses in connection with the investment of securities lending collateral, including losses related to investments in Sigma Finance Inc. (“Sigma”) and Lehman Brothers Holdings, Inc., and seek damages as to those losses.

Foreign Exchange Matters
As previously disclosed, beginning in December 2009, government authorities have been conducting inquiries seeking information relating primarily to standing instruction foreign exchange transactions in connection with custody services BNY Mellon provides to public pension plans and certain other custody clients. BNY Mellon is cooperating with these inquiries.

In addition, in early 2011, as previously disclosed, the Virginia Attorney General’s Office and the Florida Attorney General’s Office each intervened in a qui tam lawsuit pending in its jurisdiction, and, on Aug. 11, 2011, filed superseding complaints. On Nov. 9, 2012, the Virginia court, which had previously dismissed all of the claims against BNY Mellon, dismissed the Virginia lawsuit with prejudice by agreement of the parties. On Nov. 18, 2013, the Florida Attorney General’s Office dismissed the Florida lawsuit with prejudice by agreement of the parties. On Oct. 4, 2011, the New York Attorney General’s Office, the New York City Comptroller and various city pension and benefit funds filed a lawsuit asserting, claims under the Martin Act and state and city false claims acts. On Aug. 5, 2013, the court dismissed the false claims act claims, and certain plaintiffs have since filed a notice of appeal. Also, on Oct. 4, 2011, the United States Department of Justice (“DOJ”) filed a civil lawsuit seeking civil penalties under 12 U.S.C. Section 1833a and injunctive relief under 18 U.S.C. Section 1345 based on alleged ongoing violations of 18 U.S.C. Sections 1341 and 1343 (mail and wire fraud). On Jan. 17, 2012, the court approved a partial settlement resolving the DOJ’s claim for injunctive relief. In October 2011, several public pension funds in the state of California purported to intervene in a qui tam lawsuit that was removed to federal district court in California. On March 30, 2012, the court dismissed certain of plaintiffs’ claims, including all claims under the California False Claims Act. Certain plaintiffs have since filed an amended complaint. Several plaintiffs also had their claims dismissed for improper venue and one refiled on Sept. 5, 2012 in a different California federal district court. On Oct. 26, 2011, the Massachusetts Securities Division filed an Administrative Complaint against BNY Mellon, but closed the matter on Jan. 30, 2014 by agreement of the parties.

BNY Mellon has also been named as a defendant in several putative class action federal lawsuits filed on various dates in 2011 and 2012. The complaints, which assert claims including breach of contract and ERISA and securities laws violations, all allege that the prices BNY Mellon charged for standing instruction foreign exchange transactions executed in connection with custody services provided by BNY Mellon were improper. In addition, BNY Mellon has been named as a nominal defendant in several derivative lawsuits filed in 2011 and 2012 in state and federal court in New York. On July 2, 2013, the court in the consolidated federal derivative action dismissed all of plaintiffs’ claims, and plaintiffs have appealed that decision. On Oct. 1, 2013, the court in

BNY Mellon 205

Notes to Consolidated Financial Statements (continued)

the consolidated state derivative action dismissed all of plaintiffs’ claims, and one of the plaintiffs filed a notice of appeal. BNY Mellon was also named in a qui tam lawsuit filed on May 22, 2012 in Massachusetts state court, but the court dismissed all of plaintiff’s claims on Sept. 10, 2013. To the extent these lawsuits are pending in federal court, they are being coordinated for pre-trial purposes in federal court in New York.

Lyondell Litigation
As previously disclosed, in an action filed in New York State Supreme Court for New York County, on Sept. 14, 2010, plaintiffs as holders of debt issued by Basell AF in 2005 allege that The Bank of New York Mellon, as indenture trustee, breached its contractual and fiduciary obligations by executing an intercreditor agreement in 2007 in connection with Basell’s acquisition of Lyondell Chemical Company. Plaintiffs sought damages for their alleged losses resulting from the execution of the 2007 intercreditor agreement that allowed the company to increase the amount of its senior debt. After its motion to dismiss was denied in part, BNY Mellon appealed the denial. On May 21, 2013, the appellate court found in our favor and held that BNY Mellon had been released from liability. Plaintiffs then sought leave to pursue an appeal to the New York Court of Appeals, but that court denied plaintiffs’ motion on Dec. 17, 2013.

Tax Litigation
As previously disclosed, on Aug. 17, 2009, BNY Mellon received a Statutory Notice of Deficiency disallowing tax benefits for the 2001 and 2002 tax years in connection with a 2001 transaction that involved the payment of UK corporate income taxes that were credited against BNY Mellon’s U.S. corporate income tax liability. On Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court contesting the disallowance of the benefits. Trial was held from April 16 to May 17, 2012. On Feb. 11, 2013, the Tax Court upheld the IRS’s Notice of Deficiency and disallowed BNY Mellon’s tax credits and associated transaction costs.  On Sept. 23, 2013, the Tax Court issued a supplemental opinion, partially reducing the tax implications to BNY Mellon of its earlier decision.  The Tax Court entered its Decision, which formally implemented its prior opinions and rulings, on Feb. 20, 2014.  BNY Mellon will appeal. See Note 12 of the Notes to Consolidated Financial Statements for additional information.

Mortgage-Securitization Trusts Proceeding
As previously disclosed, The Bank of New York Mellon as trustee is the petitioner in a legal proceeding filed in New York State Supreme Court, New York County on June 29, 2011, seeking approval of a proposed settlement involving Bank of America Corporation and bondholders in certain Countrywide residential mortgage-securitization trusts. The New York and Delaware Attorneys General have intervened in this proceeding. The trial in this matter ended on Nov. 21, 2013. On Jan. 31, 2014, the court issued its decision approving the settlement except to the extent that it releases loan modification claims. The court approved all the other terms of the settlement.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC became a clearing firm for Stanford Group Co. (“SGC”), a registered broker dealer that was part of a group of entities ultimately controlled by R. Allen Stanford. Stanford International Bank (“SIB”), also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the SEC charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have four pending lawsuits against Pershing in Texas. In addition, alleged purchasers have filed twenty-seven FINRA arbitration claims against Pershing in Texas, Florida, Louisiana, Tennessee and Georgia. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme, and assert contractual, statutory and common law claims.

Note 23 - Derivative instruments

We use derivatives to manage exposure to market risk including interest rate risk, equity price risk and foreign currency risk, as well as credit risk. Our trading activities are focused on acting as a market-maker for our customers and facilitating customer trades. In addition, we periodically manage positions for our own account. Positions managed for our own account are immaterial to our foreign exchange and other trading revenue and to our overall results of operations.

The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting

206 BNY Mellon

Notes to Consolidated Financial Statements (continued)

agreements and collateral arrangements to minimize the credit risk of derivative financial instruments. We enter into offsetting positions to reduce exposure to foreign currency, interest rate and equity price risk.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. Counterparty default losses were $2.1 million in 2013 and less than $1 million in 2012.

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

The available-for-sale investment securities hedged consist of sovereign debt, U.S. Treasury bonds, agency commercial mortgage-backed securities and covered bonds that had original maturities of 30 years or less at initial purchase. The swaps on all of these investment securities are not callable. All of these securities are hedged with “pay fixed rate, receive variable rate” swaps of similar maturity, repricing and fixed rate coupon. At Dec. 31, 2013, $6.4 billion face amount of securities were hedged with interest rate swaps that had notional values of $6.6 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with simple interest rate swaps similar to those described for deposits. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2013, $14.8 billion par value of debt was hedged with interest rate swaps that had notional values of $14.8 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of nine months or less to hedge our British Pound, Euro, Hong Kong Dollar, Indian Rupee and Singapore Dollar foreign exchange exposure with respect to foreign currency forecasted revenue and expense transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2013, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $185 million (notional), with a pre-tax gain of $7 million recorded in accumulated other comprehensive income. This gain will be reclassified to income or expense over the next nine months.

We use forward foreign exchange contracts with remaining maturities of nine months or less as hedges against our foreign exchange exposure to Australian Dollar, Euro, Swedish Krona, British Pound, Danish Krone, Norwegian Krone and Japanese Yen with respect to interest-bearing deposits with banks and their associated forecasted interest revenue. These hedges are designated as cash flow hedges. These hedges are effected such that their maturities and notional values match those of the deposits with banks. As of Dec. 31, 2013, the hedged interest-bearing deposits with banks and their designated forward foreign exchange contract hedges were $1.6 billion (notional), with a pre-tax gain of less than $1 million recorded in accumulated other comprehensive income. This gain will be reclassified to net interest revenue over the next nine months.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than two years. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. Changes in the value of the forward foreign exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these forward foreign exchange contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2013, forward foreign exchange contracts with notional amounts totaling $5.6 billion were designated as hedges.

BNY Mellon 207

Notes to Consolidated Financial Statements (continued)

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2013, had a combined U.S. dollar equivalent value of $541 million.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2013	2012	2011
Fair value hedges on loans	$—	$—	$0.1
Fair value hedges of securities	14.1	(3.3)	(8.6)
Fair value hedges of deposits and long-term debt	3.7	(14.8)	(5.3)
Cash flow hedges	(0.1)	0.1	(0.1)
Other (a)	0.1	1.6	(0.1)
Total	$17.8	$(16.4)	$(14.0)

(a)	Includes ineffectiveness recorded on foreign exchange hedges.

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2013 and Dec. 31, 2012.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
(in millions)	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012
Derivatives designated as hedging instruments (a):
Interest rate contracts	$21,402	$19,679	$1,206	$928	$167	$343
Foreign exchange contracts	7,382	16,805	76	61	336	361
Total derivatives designated as hedging instruments			$1,282	$989	$503	$704
Derivatives not designated as hedging instruments (b):
Interest rate contracts	$767,341	$796,155	$14,712	$22,789	$15,212	$23,341
Foreign exchange contracts	420,142	359,204	3,610	3,513	3,536	3,632
Equity contracts	24,123	11,375	684	311	1,003	413
Credit contracts	101	166	—	—	—	—
Total derivatives not designated as hedging instruments			$19,006	$26,613	$19,751	$27,386
Total derivatives fair value (c)			$20,288	$27,602	$20,254	$28,090
Effect of master netting agreements (d)			(15,806)	(22,311)	(14,421)	(20,990)
Fair value after effect of master netting agreements			$4,482	$5,291	$5,833	$7,100

(a)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the balance sheet.

(b)	The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the balance sheet.

(c)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815.

(d)
Master netting agreements are reported net of cash collateral received and paid of $1,841 million and $456 million, respectively, at Dec. 31, 2013, and $1,452 million and $131 million, respectively, at Dec. 31, 2012.

At Dec. 31, 2013, $466 billion (notional) of interest rate contracts will mature within one year, $164 billion between one and five years, and $159 billion after five years. At Dec. 31, 2013, $412 billion (notional) of foreign exchange contracts will mature within one year, $7 billion between one and five years, and $9 billion after five years.

Impact of derivative instruments on the income statement (in millions)
Derivatives in fair value hedging relationships	Location of gain or (loss) recognized in income on derivatives	Gain or (loss) recognized in income on derivatives Year ended Dec. 31,			Location of gain or(loss) recognized in income on hedged item	Gain or (loss) recognized in hedged item Year ended Dec. 31,
		2013	2012	2011		2013	2012	2011
Interest rate contracts	Net interest revenue	$486	$(47)	$(150)	Net interest revenue	$(468)	$29	$136

208 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Derivatives in cash flow hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2013	2012	2011		2013	2012	2011		2013	2012	2011
FX contracts	$(27)	$4	$(118)	Net interest revenue	$(28)	$1	$(114)	Net interest revenue	$—	$—	$—
FX contracts	(3)	2	(6)	Other revenue	(1)	3	(6)	Other revenue	(0.1)	0.1	(0.1)
FX contracts	154	236	(525)	Trading revenue	154	236	(525)	Trading revenue	—	—	—
FX contracts	7	(1)	3	Salary expense	(1)	(1)	2	Salary expense	—	—	—
Total	$131	$241	$(646)		$124	$239	$(643)		$(0.1)	$0.1	$(0.1)

Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2013	2012	2011		2013	2012	2011		2013	2012	2011
FX contracts	$(50)	$(181)	$75	Net interest revenue	$2	$—	$—	Other revenue	$0.1	$1.6	$(0.1)

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

Revenue from foreign exchange and other trading included the following:

Foreign exchange and other trading revenue
(in millions)	2013	2012	2011
Foreign exchange	$608	$520	$761
Other trading revenue:
Fixed income	38	142	65
Equity/other	28	30	22
Total other trading revenue	66	172	87
Total	$674	$692	$848

Foreign exchange includes income from purchasing and selling foreign currencies and currency forwards, futures and options. Fixed income reflects results from futures and forward contracts, interest rate swaps, structured foreign currency swaps, options, and fixed income securities. Equity/Other primarily includes revenue from equity securities and equity derivatives.

Counterparty credit risk and collateral

We assess credit risk of our counterparties through regular examination of their financial statements, confidential communication with the management of those counterparties and regular monitoring of publicly available credit rating information. This and

BNY Mellon 209

Notes to Consolidated Financial Statements (continued)

other information is used to develop proprietary credit rating metrics used to assess credit quality.

Collateral requirements are determined after a comprehensive review of the credit quality of each counterparty. Collateral is generally held or pledged in the form of cash or highly liquid government securities. Collateral requirements are monitored and adjusted daily.

Additional disclosures concerning derivative financial instruments are provided in Note 20 of the Notes to Consolidated Financial Statements.

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

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions as of Dec. 31, 2013 for three key ratings triggers:

If The Bank of New York Mellon’s rating was changed to (Moody’s/S&P)	Potential close-out exposures (fair value) (a)
A3/A-	$110	million
Baa2/BBB	$745	million
Bal/BB+	$1,849	million

(a)	The amounts represent potential total close-out values if The Bank of New York Mellon’s rating were to immediately drop to the indicated levels.

The aggregated fair value of contracts impacting potential trade close-out amounts and collateral obligations can fluctuate from quarter to quarter due to changes in market conditions, changes in the composition of counterparty trades, new business, or changes to the agreement definitions establishing close-out or collateral obligations.

Additionally, if The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2013, existing collateral arrangements would have required us to have posted an additional $430 million of collateral.

Offsetting assets and liabilities

The following tables present derivative instruments and financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no derivative instruments or financial instruments subject to a netting agreement for which we are not currently netting.

210 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting of financial assets and derivative assets
	Dec. 31, 2013				Dec. 31, 2012
(in millions)	Gross assets recognized	Offset in the balance sheet	(a)	Net assets recognized	Gross assets recognized	Offset in the balance sheet	(a)	Net assets recognized
Derivatives subject to netting arrangements:
Interest rate contracts	$14,798	$13,231		$1,567	$22,234	$20,042		$2,192
Foreign exchange contracts	2,778	2,294		484	3,255	2,171		1,084
Equity and other contracts	607	281		326	264	98		166
Total derivatives subject to netting arrangements	18,183	15,806		2,377	25,753	22,311		3,442
Total derivatives not subject to netting arrangements	2,105	—		2,105	1,849	—		1,849
Total derivatives	20,288	15,806		4,482	27,602	22,311		5,291
Reverse repurchase agreements	10,180	1,096	(b)	9,084	6,718	137	(b)	6,581
Total	$30,468	$16,902		$13,566	$34,320	$22,448		$11,872

(a)
Includes the effect of netting agreements and net cash collateral paid. The offset related to the over-the-counter derivatives was allocated to the various types of derivatives based on the net positions.

(b)
Offsetting of reverse repurchase agreements relates to our involvement in the Fixed Income Clearing Corporation, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

Offsetting of financial liabilities and derivative liabilities
	Dec. 31, 2013				Dec. 31, 2012
(in millions)	Gross liabilities recognized	Offset in the balance sheet	(a)	Net liabilities recognized	Gross liabilities recognized	Offset in the balance sheet	(a)	Net liabilities recognized
Derivatives subject to netting arrangements:
Interest rate contracts	$14,914	$12,429		$2,485	$23,274	$19,069		$4,205
Foreign exchange contracts	2,292	1,711		581	3,423	1,823		1,600
Equity and other contracts	800	281		519	310	98		212
Total derivatives subject to netting arrangements	18,006	14,421		3,585	27,007	20,990		6,017
Total derivatives not subject to netting arrangements	2,248	—		2,248	1,083	—		1,083
Total derivatives	20,254	14,421		5,833	28,090	20,990		7,100
Repurchase agreements	10,528	1,096	(b)	9,432	7,153	137	(b)	7,016
Total	$30,782	$15,517		$15,265	$35,243	$21,127		$14,116

(a)
Includes the effect of netting agreements and net cash collateral received. The offset related to the over-the-counter derivatives was allocated to the various types of derivatives based on the net positions.

(b)
Offsetting of repurchase agreements relates to our involvement in the Fixed Income Clearing Corporation, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

Note 24 - Lines of businesses

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

BNY Mellon 211

Notes to Consolidated Financial Statements (continued)

The operations of acquired businesses are integrated with the existing businesses soon after they are completed. As a result of the integration of staff support functions, management of customer relationships, operating processes and the financial impact of funding acquisitions, we cannot precisely determine the impact of acquisitions on income before taxes and therefore do not report it.

The primary types of revenue for our two principal businesses and the Other segment are presented below:

Business	Primary types of revenue
Investment Management
•   Investment management and performance fees from:
Mutual funds
Institutional clients
Private clients
High-net-worth individuals and families, endowments and foundations and related entities
•   Distribution and servicing fees

Investment Services
•   Asset servicing fees, including institutional trust and custody fees, broker-dealer services, global collateral services and securities lending
•   Issuer services fees, including Corporate Trust and Depositary Receipts
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

•	Incentive expense related to restricted stock and certain corporate overhead charges are allocated to the businesses.

•	Support and other indirect expenses are allocated to businesses based on internally-developed methodologies.

•	Recurring FDIC expense is allocated to the businesses based on average deposits generated within each business.

•	Litigation expense is generally recorded in the business in which the charge occurs.

•
Management of the investment securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the valuation of the securities portfolio are included in the Other segment.

•
Client deposits serve as the primary funding source for our investment securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits. Accordingly, accretion related to the portion of the investment securities portfolio restructured in 2009 has been included in the results of the businesses.

•	M&I expense is a corporate level item and is recorded in the Other segment.

•	Beginning in the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment.

•	Balance sheet assets and liabilities and their related income or expense are specifically

212 BNY Mellon

Notes to Consolidated Financial Statements (continued)

assigned to each business. Businesses with a net liability position have been allocated assets.

•	Goodwill and intangible assets are reflected within individual businesses.

Total revenue includes approximately $2.3 billion in 2013, $2.3 billion in 2012 and $2.2 billion in 2011, of international operations domiciled in the UK which comprised 15%, 16% and 15% of total revenue, respectively.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2013 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,726	(a)	$7,640	$528	$11,894	(a)
Net interest revenue	260		2,514	235	3,009
Total revenue	3,986		10,154	763	14,903
Provision for credit losses	—		1	(36)	(35)
Noninterest expense	2,992		7,401	913	11,306
Income (loss) before taxes	$994	(a)	$2,752	$(114)	$3,632	(a)
Pre-tax operating margin (b)	25%		27%	N/M	24%
Average assets	$38,546		$247,431	$56,334	$342,311

(a)
Total fee and other revenue includes income from consolidated investment management funds of $183 million, net of noncontrolling interests of $80 million, for a net impact of $103 million. Income before taxes includes noncontrolling interests of $80 million.

(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2012 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,507	(a)	$7,368	$631	$11,506	(a)
Net interest revenue	214		2,440	319	2,973
Total revenue	3,721		9,808	950	14,479
Provision for credit losses	—		(2)	(78)	(80)
Noninterest expense	2,811		7,592	930	11,333
Income before taxes	$910	(a)	$2,218	$98	$3,226	(a)
Pre-tax operating margin (b)	24%		23%	N/M	22%
Average assets	$36,120		$223,233	$56,028	$315,381

(a)
Total fee and other revenue includes income from consolidated investment management funds of $189 million, net of noncontrolling interests of $76 million, for a net impact of $113 million. Income before taxes includes noncontrolling interests of $76 million.

(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2011 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,243	(a)	$7,656	$797	$11,696	(a)
Net interest revenue	204		2,568	212	2,984
Total revenue	3,447		10,224	1,009	14,680
Provision for credit losses	1		—	—	1
Noninterest expense	2,743		7,233	1,136	11,112
Income (loss) before taxes	$703	(a)	$2,991	$(127)	$3,567	(a)
Pre-tax operating margin (b)	20%		29%	N/M	24%
Average assets	$36,696		$205,337	$49,112	$291,145

(a)
Total fee and other revenue includes income from consolidated investment management funds of $200 million, net of noncontrolling interests of $50 million, for a net impact of $150 million. Income before taxes includes noncontrolling interests of $50 million.

(b)	Income before taxes divided by total revenue.

BNY Mellon 213

Notes to Consolidated Financial Statements (continued)

Note 25 - International operations

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

•	Income from international operations is determined after internal allocations for interest revenue, taxes, expenses and provision for credit losses.

•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		EMEA		APAC	Other			Total
2013
	Total assets at period end (a)	$70,046	(b)	$20,498	$1,808	$92,352	$281,958	$374,310
	Total revenue	3,821	(b)	936	738	5,495	9,488	14,983
	Income before income taxes	1,015		493	414	1,922	1,790	3,712
	Net income	822		399	335	1,556	636	2,192
2012
	Total assets at period end (a)	$78,912	(b)	$18,064	$1,816	$98,792	$260,198	$358,990
	Total revenue	3,727	(b)	902	646	5,275	9,280	14,555
	Income before income taxes	936		429	326	1,691	1,611	3,302
	Net income	761		349	265	1,375	1,148	2,523
2011
	Total assets at period end (a)	$61,115	(b)	$13,030	$1,694	$75,839	$249,427	$325,266
	Total revenue	3,780	(b)	842	769	5,391	9,339	14,730
	Income before income taxes	1,135		426	350	1,911	1,706	3,617
	Net income	867		325	267	1,459	1,110	2,569

(a)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the United States.

(b)
Includes revenue of approximately $2.3 billion, $2.3 billion and $2.2 billion and assets of approximately $36.4 billion, $40.0 billion and $28.3 billion in 2013, 2012, and 2011, respectively, of international operations domiciled in the UK, which is 15%, 16% and 15% of total revenue and 10%, 11%, and 9% of total assets, respectively.

Note 26 - Supplemental information to the Consolidated Statement of Cash Flows

Noncash investing and financing transactions that, appropriately, are not reflected in the Consolidated Statement of Cash Flows are listed below.

Noncash investing and financing transactions	Year ended Dec. 31,
(in millions)	2013	2012	2011
Transfers from loans to other assets for other real estate owned (“OREO”)	$5	7	16
Change in assets of consolidated VIEs	209	134	3,419
Change in liabilities of consolidated VIEs	50	96	3,478
Change in noncontrolling interests of consolidated VIEs	50	163	29
Disposition of business	—	—	544

214 BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of BNY Mellon’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BNY Mellon’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 28, 2014 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 28, 2014

BNY Mellon 215

Directors, Executive Committee and Other Executive Officers

Effective February 28, 2014

Directors	Catherine A. Rein	Thomas P. (Todd) Gibbons *
Ruth E. Bruch	Retired Senior Executive Vice President and	Chief Financial Officer
Retired Senior Vice President and	Chief Administrative Officer
Chief Information Officer	MetLife, Inc.	Mitchell E. Harris
Kellogg Company	Insurance and financial services company	President,
Cereal and convenience foods		Investment Management
William C. Richardson
Nicholas M. Donofrio	President and Chief Executive Officer Emeritus	Timothy F. Keaney *
Retired Executive Vice President,	The W. K. Kellogg Foundation	Chief Executive Officer,
Innovation and Technology	Retired Chairman and Co-Trustee of	Investment Services
IBM Corporation	The W. K. Kellogg Foundation Trust
Developer, manufacturer and provider of	Private foundation	Suresh Kumar
advanced information technologies and services		Chief Information Officer
Samuel C. Scott III
Gerald L. Hassell	Retired Chairman, President and	Stephen D. Lackey
Chairman and Chief Executive Officer	Chief Executive Officer	Chairman,
The Bank of New York Mellon Corporation	Corn Products International, Inc.	Asia Pacific
Global producers of corn-refined products and
Edmund F. (Ted) Kelly	ingredients	John A. Park *
Retired Chairman		Controller
Liberty Mutual Group	Wesley W. von Schack
Multi-line insurance company	Chairman	Karen B. Peetz *
	AEGIS Insurance Services, Inc.	President
Richard J. Kogan	Mutual property and casualty insurance company
Retired Chairman, President and		Lisa B. Peters
Chief Executive Officer	Executive Committee and Other Executive	Chief Human Resources Officer
Schering-Plough Corporation	Officers
Global healthcare company		Brian G. Rogan *
	Gerald L. Hassell *	Chief Risk Officer
Michael J. Kowalski	Chairman and Chief Executive Officer
Chairman and Chief Executive Officer		Brian T. Shea *
Tiffany & Co.	Curtis Y. Arledge *	President,
International designer, manufacturer and	Chief Executive Officer,	Investment Services
distributor of jewelry and fine goods	Investment Management	Head of Client Service Delivery and Client
Technology Solutions
John A. Luke, Jr.	Richard F. Brueckner *
Chairman and Chief Executive Officer	Chief of Staff	Jane C. Sherburne *
MeadWestvaco Corporation		General Counsel and Corporate Secretary
Manufacturer of paper, packaging and specialty	Arthur Certosimo
chemicals	Chief Executive Officer,	Kurt D. Woetzel
	Global Markets	Chief Executive Officer,
Mark A. Nordenberg		Global Collateral Services
Chancellor, Chief Executive Officer and	Michael Cole-Fontayn
Distinguished Service Professor of Law	Chairman,
University of Pittsburgh	Europe, the Middle East and Africa
Major public research university

*	Designated as an Executive Officer.

216 BNY Mellon

Performance Graph

	Dec. 31,
	2008	2009	2010	2011	2012	2013
The Bank of New York Mellon Corporation	$100.0	$100.8	$110.2	$74.0	$97.8	$135.6
S&P 500 Financial Index	100.0	117.2	131.4	109.0	140.3	190.2
S&P 500 Index	100.0	126.5	145.5	148.6	172.3	228.1
Peer Group	100.0	112.8	122.0	93.7	127.8	179.4

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2008 to Dec. 31, 2013. Our peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financial Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financial Index, the S&P 500 Index as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2008 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financial Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group*
American Express Company Bank of America Corporation BlackRock, Inc. The Charles Schwab Corporation	Citigroup Inc. JPMorgan Chase & Co. Northern Trust Corporation The PNC Financial Services Group, Inc.	Prudential Financial, Inc. State Street Corporation U.S. Bancorp Wells Fargo & Company

*	Returns are weighted by market capitalization at the beginning of the measurement period.

BNY Mellon 217