Form 10-K, Exhibit 13
period 2014-12-31
Bank of New York Mellon Corp
filed 2015-02-27
CIK 1390777

Financial Section

Exhibit 13.1

THE BANK OF NEW YORK MELLON CORPORATION
2014 Annual Report
Table of Contents

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2014	2013	2012	2011	2010
Year ended Dec. 31
Fee revenue (a)	$12,558	$11,715	$11,286	$11,566	$10,757
Net securities gains	91	141	162	48	27
Income from consolidated investment management funds	163	183	189	200	226
Net interest revenue	2,880	3,009	2,973	2,984	2,925
Total revenue (a)	15,692	15,048	14,610	14,798	13,935
Provision for credit losses	(48)	(35)	(80)	1	11
Noninterest expense	12,177	11,306	11,333	11,112	10,170
Income from continuing operations before income taxes (a)	3,563	3,777	3,357	3,685	3,754
Provision for income taxes (a)	912	1,592	842	1,122	1,112
Net income from continuing operations (a)	2,651	2,185	2,515	2,563	2,642
Net (loss) from discontinued operations	—	—	—	—	(66)
Net income (a)	2,651	2,185	2,515	2,563	2,576
Net (income) attributable to noncontrolling interests (b)	(84)	(81)	(78)	(53)	(63)
Net income applicable to shareholders of The Bank of New York Mellon Corporation (a)	2,567	2,104	2,437	2,510	2,513
Preferred stock dividends	(73)	(64)	(18)	—	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$2,494	$2,040	$2,419	$2,510	$2,513
Earnings per diluted common share applicable to common shareholders of The Bank of New York Mellon Corporation: (a)
Net income from continuing operations	$2.15	$1.73	$2.03	$2.02	$2.10
Net (loss) from discontinued operations	—	—	—	—	(0.05)
Net income applicable to common stock	$2.15	$1.73	$2.03	$2.02	$2.05
At Dec. 31
Interest-earning assets	$317,646	$305,169	$292,887	$259,231	$180,541
Assets of operations (a)	376,021	363,244	347,745	314,078	232,697
Total assets (a)	385,303	374,516	359,226	325,425	247,463
Deposits	265,869	261,129	246,095	219,094	145,339
Long-term debt	20,264	19,864	18,530	19,933	16,517
Preferred stock	1,562	1,562	1,068	—	—
Total The Bank of New York Mellon Corporation common shareholders’ equity (a)	35,879	35,935	35,346	33,408	32,350
At Dec. 31
Assets under management (in billions) (c)	$1,710	$1,583	$1,380	$1,255	$1,166
Assets under custody and/or administration (in trillions) (d)	28.5	27.6	26.3	25.1	24.1
Market value of securities on loan (in billions) (e)	289	235	237	266	269

(a)
Results for years ended Dec. 31, 2013, Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	Primarily attributable to noncontrolling interests related to consolidated investment management funds.

(c)
Excludes securities lending cash management assets and assets managed in the Investment Services business. Also excludes assets under management related to Newton’s private client business that was sold in 2013.

(d)
Includes the assets under custody and/or administration (“AUC/A”) of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.1 trillion at Dec. 31, 2014, $1.2 trillion at Dec. 31, 2013 and $1.1 trillion at Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010.

(e)
Represents the total amount of securities on loan managed by the Investment Services business. Excludes securities for which BNY Mellon acts as an agent, beginning in 2013, on behalf of CIBC Mellon clients, which totaled $65 billion at Dec. 31, 2014 and $62 billion at Dec. 31, 2013.

2 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary (continued)

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2014		2013		2012	2011	2010
Net income basis:
Return on common equity (a)(b)	6.8%		5.9%		7.0%	7.5%	8.1%
Return on tangible common equity – Non-GAAP (a)(b)	16.0		15.3		19.3	22.6	25.6
Return on average assets	0.67		0.60		0.77	0.86	1.06
Continuing operations basis:
Return on common equity (a)(b)	6.8%		5.9%		7.0%	7.5%	8.3%
Non-GAAP adjusted (b)(c)	8.1		8.3		8.8	9.0	9.9
Return on tangible common equity – Non-GAAP (a)(b)	16.0		15.3		19.3	22.6	26.2
Non-GAAP adjusted (a)(b)(c)	17.6		19.7		21.8	24.5	28.3
Pre-tax operating margin (b)	23		25		23	25	27
Non-GAAP adjusted (a)(b)(c)	28		28		29	30	32
Fee revenue as a percentage of total revenue excluding net securities gains (a)	80		79		78	78	78
Percentage of non-U.S. total revenue (d)	38		37		37	37	36
Net interest margin (on a fully taxable equivalent basis)	0.97		1.13		1.21	1.36	1.70
Cash dividends per common share	$0.66		$0.58		$0.52	$0.48	$0.36
Common dividend payout ratio (a)	31%	(e)	34%	(e)	26%	24%	18%
Common dividend yield	1.6%		1.7%		2.0%	2.4%	1.2%
Closing stock price per common share	$40.57		$34.94		$25.70	$19.91	$30.20
Market capitalization (in billions)	45.4		39.9		29.9	24.1	37.5
Book value per common share – GAAP (a)(b)	32.09		31.46		30.38	27.62	26.06
Tangible book value per common share – Non-GAAP (a)(b)	14.70		13.95		12.81	10.56	8.90
Full-time employees	50,300		51,100		49,500	48,700	48,000
Year-end common shares outstanding (in thousands)	1,118,228		1,142,250		1,163,490	1,209,675	1,241,530
Average total equity to average total assets	10.2%		10.6%		11.0%	11.5%	13.1%
Capital ratios at Dec. 31 (f)(g)
CET1 ratio (b)(h)(i)	11.2%		14.5%		13.5%	13.4%	11.8%
Tier 1 capital ratio (h)(i)	12.2	(b)	16.2		15.0	15.0	13.4
Total (Tier 1 plus Tier 2) capital ratio (h)(i)	12.5	(b)	17.0		16.3	17.0	16.3
Leverage capital ratio (i)	5.6		5.4		5.3	5.2	5.8
BNY Mellon shareholders’ equity to total assets ratio (b)	9.7		10.0		10.1	10.3	13.1
BNY Mellon common shareholders’ equity to total assets ratio (a)(b)	9.3		9.6		9.8	10.3	13.1
BNY Mellon tangible common shareholders’ equity to tangible assets of operations ratio – Non-GAAP (a)(b)	6.5		6.8		6.3	6.4	5.8
Estimated CET1 ratio, fully phased-in – Non-GAAP (b)(h)(j):
Standardized Approach	10.6		10.6		N/A	N/A	N/A
Advanced Approach	9.8		11.3		9.8	N/A	N/A
Estimated SLR, fully phased-in – Non-GAAP (b)(k)	4.4		N/A		N/A	N/A	N/A

(a)
Results for years ended Dec. 31, 2013, Dec. 31, 2012, Dec. 31, 2011 and Dec. 31, 2010 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for the reconciliation of Non-GAAP measures.

(c)
Non-GAAP excludes the gains on the sales of our investment in Wing Hang and the One Wall Street building, the benefit primarily related to a tax carryback claim, M&I, litigation and restructuring charges, the charge related to investment management funds, net of incentives, the net charge related to the disallowance of certain foreign tax credits and amortization of intangible assets, if applicable.

(d)	Includes fee revenue, net interest revenue and income from consolidated investment management funds, net of net income attributable to noncontrolling interests.

(e)
The common dividend payout ratio was 25% for 2014 after adjusting for increased litigation expense, and 26% for 2013 after adjusting for the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits.

(f)	Includes discontinued operations in 2010.

(g)	See “General” on page 4 for a clarification of the references to Basel I and Basel III used throughout this Annual Report.

(h)
Beginning in 2014, risk-based capital ratios include the net impact of the total consolidated assets of certain consolidated investment management funds in risk-weighted assets. These assets were not included in prior periods’ risk-based ratios. The leverage capital ratio was not impacted.

(i)
At Dec. 31, 2014, the CET1, Tier 1 and Total risk-based regulatory capital ratios are based on Basel III components of capital, as phased-in, and asset risk-weightings using the Advanced Approach framework. The leverage capital ratio is based on Basel III components of capital and quarterly average total assets, as phased-in. The capital ratios prior to Dec. 31, 2014 are based on Basel I rules (including Basel I Tier 1 common in the case of the CET1 ratio). For additional information on these ratios, see “Capital” beginning on page 61.

(j)
The estimated fully phased-in CET1 ratios are based on our interpretation of the final capital rules released by the Federal Reserve on July 2, 2013 (the “Final Capital Rules”), which are being gradually phased-in over a multi-year period. For additional information on these ratios, see “Capital” beginning on page 61.

(k)
The estimated fully phased-in SLR as of Dec. 31, 2014 is based on our interpretation of the Final Capital Rules, as supplemented by the Federal Reserve’s final rules on the SLR. When fully phased-in, we expect to maintain an SLR of over 5%, 3% attributable to the minimum required SLR, and greater than 2% attributable to a buffer applicable to U.S. G-SIBs.

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

BNY Mellon’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading “Forward-looking Statements.” When used in this Annual Report, words such as “estimate,” “forecast,” “project,” “anticipate,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “may,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” and words of similar meaning, signify forward-looking statements.

Certain business terms and commonly used acronyms used in this Annual Report are defined in the Glossary and Acronyms sections.

The following should be read in conjunction with the Consolidated Financial Statements included in this report. Investors should also read the section titled “Forward-looking Statements.”

How we reported results

Throughout this Annual Report, certain measures, which are noted as “Non-GAAP financial measures,” exclude certain items or otherwise include components that differ from GAAP. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons using measures that relate to our ability to enhance revenues and limit expenses in circumstances where such matters are within our control. We also present the net interest margin on an FTE basis. We believe that this presentation allows for comparison of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with the current period presentation. See “Supplemental information -

Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for a reconciliation of financial measures presented in accordance with U.S. GAAP to adjusted Non-GAAP financial measures.

In 2014, BNY Mellon elected to early adopt the new accounting guidance included in ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force.” As a result, we restated the prior period financial statements to reflect the impact of the retrospective application of the new accounting guidance. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

When in this Annual Report we refer to BNY Mellon’s or our bank subsidiary’s “Basel I” capital measures, we mean those capital measures, as calculated under the Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) risk-based capital rules that are based on the 1988 Basel Accord, which is often referred to as “Basel I.” Similarly, when in this Annual Report we refer to BNY Mellon’s “Basel III” capital measures (e.g., Basel III CET1), we mean those capital measures as calculated under the final revised capital rules (the “Final Capital Rules”) released by the Federal Reserve on July 2, 2013.

All information for 2014, 2013, 2012 and 2011 in this Annual Report is reported on a net income basis. On Jan. 15, 2010, BNY Mellon sold Mellon United National Bank, our former national bank subsidiary located in Florida. We applied discontinued operations accounting to this business. As a result, certain information for 2010 in this Annual Report is reported on a continuing operations basis.

Overview

BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation (NYSE symbol: BK). BNY Mellon is a global investments company dedicated to helping its clients manage and service their financial assets throughout the investment lifecycle. Whether providing financial services for institutions, corporations or individual investors,

4 BNY Mellon

Results of Operations (continued)

BNY Mellon delivers informed investment management and investment services in 35 countries and more than 100 markets. As of Dec. 31, 2014, BNY Mellon had $28.5 trillion in assets under custody and/or administration, and $1.7 trillion in assets under management. BNY Mellon can act as a single point of contact for clients looking to create, trade, hold, manage, service, distribute or restructure investments.

Strategy and priorities

BNY Mellon’s businesses benefit from the global growth in financial assets, the globalization of the investment process, changes in demographics and the continued evolution of the regulatory landscape - each providing us with opportunities to advise and service clients. Over the long term, our strategy is designed to create economic value by differentiating our services to create competitive advantages that will deliver value to our clients and shareholders.

Our top priorities include:

•	improving our business processes, productivity and effectiveness while controlling expenses and enhancing our efficiency;

•	driving revenue growth by leveraging our expertise and scale to offer broad-based, innovative solutions to clients;

•	being a strong, trusted counterparty by maintaining our safety and soundness and industry-leading liquidity and capital positions;

•	generating excess capital and deploying it effectively; and

•	attracting and retaining top talent.

Key initiatives

Within Investment Services, we are:

•	making strategic platform investments in high-growth markets to help clients lower their costs, reduce capital investments and improve profitability;

•	enhancing our collateral services and foreign exchange trading platforms to provide clients with broader capabilities;

•	creating market-leading, technology-driven solutions for clients to generate high-value, recurring-fee revenue growth through a newly formed Technology Solutions Group; and

•	transforming our company through a continuous improvement process to help us fund client solutions, regulatory change and transformation initiatives, while increasing efficiency and improving our operating margin over the next three years -- through 2017.

Within Investment Management, we are:

•	expanding the distribution of our investment strategies to targeted client segments through U.S. intermediary channels by realigning and bolstering our Sales, Marketing and Product functions;

•	promoting our Wealth Management brand by broadening the distribution of our value-added solutions in targeted U.S locations; and

•	connecting our Wealth Management services to the rest of BNY Mellon by offering solutions to Pershing clients.

As we execute our strategy, we are continuing to drive efficient regulatory compliance for us and for our clients globally. Excellence in risk management is essential and we continue to invest in systems to comply with global regulations. Maintaining our strong capital position is a priority as we seek to maintain our balance sheet strength and deploy our capital efficiently to fuel future growth and to return value to shareholders.

With respect to our Basel III CET1, which is a measure of our financial strength, our current target is to maintain our ratio more than 100 basis points above the regulatory minimum guidelines. As a U.S. G-SIB, we will be subject to the Basel III SLR. We expect to establish a target Basel III SLR as we move closer to implementation in 2018.

As we discussed at our Investor Day in October 2014, our key initiatives -- driving organic revenue growth, lowering costs and reducing risks -- will extend into 2015 and beyond as we continue to transform our company to remain a global leader in investment services and investment management.

Key 2014 and subsequent events

Litigation expense

In February 2015, BNY Mellon adjusted its financial results for the fourth quarter ended Dec. 31, 2014 to include an additional after-tax litigation expense of $598 million in anticipation of the resolution of several previously disclosed matters, including

BNY Mellon 5

Results of Operations (continued)

substantially all of the foreign exchange-related actions.

Real estate fund administration outsourcing

In February 2015, BNY Mellon announced an outsourcing agreement with Deutsche Asset & Wealth Management. Under the agreement, BNY Mellon will provide direct real estate and infrastructure fund finance, fund accounting, asset management accounting, and client and financial reporting functions for Deutsche Asset & Wealth Management’s approximately $46 billion in assets under administration.

Acquisition of Cutwater Asset Management

In January 2015, BNY Mellon completed the acquisition of Cutwater Asset Management, a U.S.-based fixed income and solutions specialist with approximately $23 billion in assets under management at acquisition. Cutwater will work closely with Insight Investment, a leading European asset manager and one of BNY Mellon’s premier investment firms.

Completion of federal income tax exam

In November 2014, the IRS notified us that our carryback claim was approved. As a result, our federal income tax returns are closed to further examination through 2010. A tax benefit of $150 million primarily for the tax carryback claim was reflected in the results for fourth quarter of 2014. For additional information, see Note 12 of the Notes to Consolidated Financial Statements.

Exit of the derivatives sales and trading business

In September 2014, BNY Mellon announced that it repositioned the BNY Mellon Markets Groups and will be exiting the derivatives sales and trading business over the next several years. This action will be beneficial to our operating margin and return on capital.

Corporate headquarters

In September 2014, BNY Mellon sold its One Wall Street office building in lower Manhattan for $585 million. BNY Mellon has occupied the 50 story, 1.1 million square foot building since 1989. The sale resulted in an after-tax gain of $204 million, or $346 million pre-tax.

Supplementary leverage ratio

The Final Capital Rules include a minimum 3% SLR to become effective as a binding ratio on Jan. 1, 2018, although commencing in January 2015 each Advanced Approaches banking organization is required to calculate and report its SLR.

On Sept. 3, 2014, the U.S. federal banking agencies issued a final rule implementing the enhanced SLR. An enhanced SLR applicable to BNY Mellon and the other U.S. G-SIB bank holding companies will require a buffer in excess of 2% over the minimum 3% SLR, for a total SLR in excess of 5%. In addition, the eight U.S. G-SIBs’ insured depository institution subsidiaries, regardless of the amount of their consolidated assets or assets under custody, must maintain a 6% SLR to be considered “well capitalized.”

BNY Mellon’s estimated fully phased-in SLR of 4.4% at Dec. 31, 2014 was based on our interpretation of the Final Capital Rules, as supplemented by the final rules implementing the SLR.

BNY Mellon expects to fully satisfy the requirements of the SLR on or before it is phased-in. For additional information regarding the SLR, see “Supervision and Regulation - Basel III Final Capital Rules or Proposals.”

Liquidity coverage ratio

The Basel III framework requires banking organizations to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, will be required by regulation. One test, referred to as the LCR, is designed to ensure that certain banking organizations, including BNY Mellon, maintain a minimum amount of unencumbered HQLA sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon. For additional information on HQLA, see “Liquidity and Dividends” and “Supervision and Regulation - Liquidity Standards - Basel III and U.S. Proposals.”

6 BNY Mellon

Results of Operations (continued)

On Sept. 3, 2014, the U.S. federal banking agencies issued a final rule (the “Final LCR Rule”) to implement the LCR in the U.S. Since Jan. 1, 2015, covered companies, including BNY Mellon, The Bank of New York Mellon and BNY Mellon, N.A., have been required to meet an LCR of 80%, calculated monthly for a six month period, after which the LCR must be calculated daily. The required minimum LCR level will increase annually by 10% increments until Jan. 1, 2017, at which time we will be required to meet an LCR of 100%. As of January 2015, based on our interpretation of the Final LCR Rule, we believe we are in compliance with applicable LCR requirements on a phased-in basis. For additional information on the LCR, see “Supervision and Regulation - Liquidity Standards - Basel III and U.S. Proposals.”

Sale of our equity investment in Wing Hang Bank Limited (“Wing Hang”)

In July 2014, BNY International Financing Corp., a subsidiary of BNY Mellon, sold our equity investment in Wing Hang, which is located in Hong Kong, to Oversea-Chinese Banking Corporation Limited, resulting in an after-tax gain of $315 million, or $490 million pre-tax. Equity income related to our investment in Wing Hang totaled $20 million through July of 2014 and $95 million in full-year 2013, including $37 million from the sale of a property.

Acquisition of HedgeMark International, LLC

In May 2014, BNY Mellon acquired the remaining 65% interest of HedgeMark International, LLC, a provider of hedge fund managed account and risk analytic services. Since 2011, BNY Mellon has held a 35% ownership stake in HedgeMark.

Organizational changes

BNY Mellon announced a series of organizational changes as follows:

•
Curtis Arledge, currently Vice Chairman and CEO of Investment Management, added to his responsibilities the oversight for a newly formed BNY Mellon Markets Group. The BNY Mellon Markets Group includes Global Markets, Global Collateral Services and Prime Services. Day-to-day operations of the group will be managed by

Kurt Woetzel, the President of the BNY Mellon Markets Group.

•	Brian Shea was appointed Vice Chairman and CEO of Investment Services, in addition to his oversight of Client Service Delivery and Client Technology Solutions.

•	Monique Herena was appointed Senior Executive Vice President and Chief Human Resources Officer.

•	Kevin McCarthy was appointed Senior Executive Vice President and General Counsel.

•	James S. Wiener was appointed Senior Executive Vice President and Chief Risk Officer.

•	Douglas Shulman was appointed Senior Executive Vice President and Global Head of Client Service Delivery.

Restructuring charge

In 2014, BNY Mellon recorded an after-tax restructuring charge of $110 million, or $177 million pre-tax, primarily reflecting severance expense relating to streamlining actions. Streamlining actions include rationalizing our staff and simplifying and automating global processes across Investment Services, technology and operations.

Charge related to certain administrative errors

In 2014, BNY Mellon recorded a pre-tax charge of $104 million, net of incentives, in connection with the previously disclosed administrative errors relating to certain offshore tax-exempt funds that we manage. The errors relate to the resident status of such funds.

Capital plan and share repurchase program and dividend increase

In March 2014, BNY Mellon received confirmation that the Federal Reserve did not object to our 2014 capital plan submitted in connection with CCAR. The board of directors subsequently approved the repurchase of up to $1.74 billion worth of common stock beginning in the second quarter of 2014 and continuing through the first quarter of 2015.

In 2014, we repurchased 46.2 million common shares at an average price of $36.13 per common share for a total of $1.7 billion. We continued to repurchase shares in the first quarter of 2015 under the 2014 capital plan and expect to substantially complete our authorized repurchase of $425 million worth of common shares in the first quarter of 2015.

BNY Mellon 7

Results of Operations (continued)

On April 7, 2014, the board of directors also approved a 13% increase in BNY Mellon’s quarterly common stock dividend from $0.15 per common share to $0.17 per common share.

We submitted our 2015 capital plan on Jan. 5, 2015. The Federal Reserve has indicated it expects to publish its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, in March 2015. We anticipate announcing our 2015 capital plan shortly thereafter.

Exit from parallel run period for calculating risk-weighted assets under the Advanced Approach rule

On Feb. 21, 2014, the Federal Reserve announced that BNY Mellon had been approved to exit parallel run reporting for U.S. regulatory capital purposes. As a result, on April 1, 2014, BNY Mellon transitioned from the general risk-based capital rules to the Final Capital Rules’ Advanced Approach, subject to ongoing qualification. We were required to comply with Advanced Approach reporting and public disclosures commencing on June 30, 2014. This means our CET1, Tier 1, and total capital ratios are determined using the higher of the risk-weighted assets as calculated under the general risk-based capital rules (which use Basel I-based risk weighting for 2014 and the Final Capital Rules’ new Standardized Approach commencing on Jan. 1, 2015) and under the Advanced Approach.

In each reporting quarter since exiting parallel run, BNY Mellon’s risk-based capital ratios have been calculated using risk-weighted assets determined under the Advanced Approach methodology.

Summary of financial results

We reported net income applicable to common shareholders of $2.5 billion or $2.15 per diluted common share in 2014, or $2.8 billion or $2.39 per diluted common share, adjusted for gains related to the sales of our equity investment in Wing Hang and the One Wall Street building, the benefit primarily related to a tax carryback claim, litigation and restructuring charges and the charge related to investment management funds, net of incentives. In 2013, net income applicable to common shareholders totaled $2.0 billion, or $1.73 per diluted common share, or $2.7 billion, or $2.28 per diluted common share, adjusted for litigation and restructuring charges, the charge related to investment management funds, net of incentives, and the U.S. Tax Court’s decisions related to the disallowance of certain foreign tax credits. See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for the reconciliation of Non-GAAP measures.

Highlights of 2014 results

•
AUC/A totaled $28.5 trillion at Dec. 31, 2014 compared with $27.6 trillion at Dec. 31, 2013. The increase of 3% primarily reflects higher market values and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar, based on year-end rates. (See the “Investment Services business” beginning on page 27).

•
AUM, excluding securities lending cash management assets and assets managed in the Investment Services business, totaled a record $1.71 trillion at Dec. 31, 2014 compared with $1.58 trillion at Dec. 31, 2013. The 8% increase resulted from higher equity market values and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar, based on year-end rates. (See the “Investment Management business” beginning on page 23).

•
Investment services fees totaled $6.9 billion in 2014, an increase of 2% compared with $6.8 billion in 2013. Higher asset servicing fees, reflecting organic growth, higher market values, higher collateral management fees in Global Collateral Services and net new business, as well as higher clearing services fees, primarily driven by higher mutual fund and asset-based fees, were partially offset by lower Corporate Trust fees and lower corporate actions and dividend fees in Depositary Receipts. (See “Investment Services business” beginning on page 27).

•
Investment management and performance fees totaled $3.5 billion in 2014, a 3% increase compared with $3.4 billion in 2013. The increase was primarily driven by higher equity market values, net new business and the favorable impact of a weaker U.S. dollar, partially offset by higher money market fee waivers and lower performance fees. (See “Investment Management business” beginning on page 23).

•	Foreign exchange and other trading revenue totaled $570 million in 2014 compared with $674 million in 2013. In 2014, foreign exchange

8 BNY Mellon

Results of Operations (continued)

revenue totaled $578 million, a decrease of 5% compared with $608 million in 2013. The decrease was driven by lower volatility, partially offset by higher volumes. Total other trading was a net loss of $8 million in 2014, compared with with revenue of $66 million in 2013. (See “Fee and other revenue” beginning on page 11).

•
Investment and other income totaled $1.2 billion in 2014 compared with $481 million in 2013. The increase primarily reflects the gains on the sales of our equity investment in Wing Hang and the One Wall Street building, partially offset by lower equity investment revenue. (See “Fee and other revenue” beginning on page 11).

•
Net interest revenue totaled $2.9 billion in 2014 compared with $3.0 billion in 2013 and net interest margin (FTE) was 0.97% in 2014 compared with 1.13% in 2013. Both decreases primarily resulted from lower yields, lower accretion, and the impact of interest rate hedging, partially offset by a change in the mix of assets and higher average interest-earning assets driven in part by higher deposits. (See “Net interest revenue” beginning on page 15).

•
The provision for credit losses was a credit of $48 million in 2014 driven by the continued improvement in the credit quality of the loan portfolio. (See “Asset quality and allowance for credit losses” beginning on page 50).

•
Noninterest expense totaled $12.2 billion in 2014 compared with $11.3 billion in 2013. The increase primarily reflects higher litigation expense and restructuring charges, partially offset by lower staff expense. Total noninterest expense excluding amortization of intangible assets, M&I, litigation and restructuring charges, and the charge related to investment management funds (Non-GAAP) decreased by $237 million, or 2%, primarily reflecting lower staff and business development expenses and a decrease in the cost of generating certain tax credits, partially offset by higher professional, legal and other purchased services. (See “Noninterest expense” beginning on page 18).

•
The provision for income taxes was $912 million (25.6% effective tax rate) in 2014 including a net benefit primarily related to litigation expense and the approval of a tax carryback claim, offset by the sales of our investment in Wing Hang and the One Wall Street building. (See “Income taxes” on page 19).

•
The net unrealized pre-tax gain on our total investment securities portfolio was $1.3 billion at Dec. 31, 2014 compared with $309 million at Dec. 31, 2013. The increase was primarily driven by a decline in market interest rates. (See “Investment securities” beginning on page 44).

•
Our estimated Basel III CET1 ratio (Non-GAAP) calculated under the Advanced Approach on a fully phased-in basis was 9.8% at Dec. 31, 2014 and 11.3% at Dec. 31, 2013. The decrease was primarily driven by increases in estimated risk-weighted assets which more than offset an increase in the estimated Basel III CET1 capital. Our estimated Basel III CET1 ratio (Non-GAAP) calculated under the Standardized Approach on a fully phased-in basis was 10.6% at both Dec. 31, 2014 and Dec. 31, 2013. (See “Capital” beginning on page 61).

Results for 2013

In 2013 we reported net income applicable to common shareholders of BNY Mellon of $2.0 billion, or $1.73 per diluted common share. These results were primarily driven by:

•
Investment services fees totaled $6.8 billion in 2013, an increase of 4% compared with $6.6 billion in 2012. The increase resulted from higher core asset servicing fees driven by organic growth and higher market values, higher clearing services fees and higher Depositary Receipts revenue, partially offset by lower Corporate Trust fees reflecting the continued run-off of high margin structured debt securitizations.

•
Investment management and performance fees totaled $3.4 billion in 2013, compared with $3.2 billion in 2012. The increase was driven by higher equity market values, net new business and the full-year impact of the acquisition of the remaining 50% interest in Meriten Investment Management GmbH (“Meriten”), partially offset by the unfavorable impact of the stronger U.S. dollar and higher money market fee waivers.

•
Foreign exchange and other trading revenue totaled $674 million in 2013, compared with $692 million in 2012. In 2013, foreign exchange revenue increased 17%, driven by higher volumes and volatility. Other trading revenue decreased in 2013 reflecting lower fixed income trading revenue.

BNY Mellon 9

Results of Operations (continued)

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

•
The provision for income taxes was $1.6 billion (42.1% effective tax rate) in 2013 including a 15.7% net charge, or $593 million, resulting from the U.S. Tax Court’s decisions related to the disallowance of certain foreign tax credits.

Results for 2012

In 2012, we reported net income applicable to common shareholders of BNY Mellon of $2.4 billion, or $2.03 per diluted common share. These results were primarily driven by:

•
Investment services fees totaled $6.6 billion reflecting improved asset servicing revenue, driven by net new business and higher market values, as well as higher clearing and treasury services revenues, which was more than offset by the impact of the sale of the Shareowner Services business in the fourth quarter of 2011, lower Depositary Receipts revenue and lower Corporate Trust fees reflecting the continued run-off of high margin structured debt securitizations.

•	Investment management and performance fees totaled $3.2 billion reflecting higher market values, net new business and higher performance fees.

•	Foreign exchange and other trading revenue totaled $692 million reflecting lower foreign exchange revenue partially offset by improved fixed income trading revenue.

•	The provision for credit losses was a credit of $80 million largely driven by a reduction in the allowance for credit losses related to the residential mortgage loan portfolio.

•
Noninterest expense totaled $11.3 billion reflecting higher litigation expense and the cost of generating certain tax credits, partially offset by the impact of the sale of Shareowner Services and the impact of our Operational Excellence Initiatives.

10 BNY Mellon

Results of Operations (continued)

Fee and other revenue

Fee and other revenue				2014	2013
				vs.	vs.
(dollars in millions, unless otherwise noted)	2014	2013	2012	2013	2012
Investment services fees:
Asset servicing (a)	$4,075	$3,905	$3,780	4%	3%
Clearing services	1,335	1,264	1,193	6	6
Issuer services	968	1,090	1,052	(11)	4
Treasury services	564	554	549	2	1
Total investment services fees	6,942	6,813	6,574	2	4
Investment management and performance fees	3,492	3,395	3,174	3	7
Foreign exchange and other trading revenue	570	674	692	(15)	(3)
Distribution and servicing	173	180	192	(4)	(6)
Financing-related fees	169	172	172	(2)	—
Investment and other income (b)	1,212	481	482	N/M	—
Total fee revenue (b)	12,558	11,715	11,286	7	4
Net securities gains	91	141	162	N/M	N/M
Total fee and other revenue (b)	$12,649	$11,856	$11,448	7%	4%

Fee revenue as a percentage of total revenue excluding net securities gains (b)	80%	79%	78%

AUM at period end (in billions) (c)	$1,710	$1,583	$1,380	8%	15%
AUC/A at period end (in trillions) (d)	$28.5	$27.6	$26.3	3%	5%

(a)	Asset servicing fees include securities lending revenue of $158 million in 2014, $155 million in 2013 and $198 million in 2012.

(b)
Results for years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(c)
Excludes securities lending cash management assets and assets managed in the Investment Services business. Also excludes assets under management related to Newton’s private client business that was sold in 2013.

(d)	Includes the AUC/A of CIBC Mellon of $1.1 trillion at Dec. 31, 2014, $1.2 trillion at Dec. 31, 2013 and $1.1 trillion at Dec. 31, 2012.

Fee and other revenue

Fee and other revenue totaled $12.6 billion in 2014, an increase of 7% compared with $11.9 billion in 2013. The increase was primarily driven by higher investment and other income, asset servicing revenue and investment management revenue, partially offset by lower issuer services revenue and foreign exchange and other trading revenue.

Investment services fees

Investment services fees were impacted by the following compared with 2013:

•	Asset servicing fees increased 4% primarily reflecting organic growth, higher market values and net new business.

•	Clearing services fees increased 6% primarily driven by higher mutual fund and asset-based fees, partially offset by higher money market fee waivers.

•	Issuer services fees decreased 11% primarily reflecting lower Corporate Trust fees and lower corporate actions and dividend fees in Depositary Receipts.

•	Treasury services fees increased 2% primarily reflecting higher payment volumes.

See the “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees totaled $3.5 billion in 2014, an increase of 3% compared with 2013. The increase was primarily driven by higher equity market values, net new business and the favorable impact of a weaker U.S. dollar (primarily versus the British Pound), partially offset by higher money market fee waivers and lower performance fees. Performance fees were $115 million in 2014 and $130 million in 2013.

Total AUM for the Investment Management business was a record $1.7 trillion at Dec. 31, 2014, compared with $1.6 trillion at Dec. 31, 2013. The increase primarily resulted from higher equity market values

BNY Mellon 11

Results of Operations (continued)

and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar, based on year-end rates. Net long-term inflows in 2014 totaled $48 billion and primarily benefited from liability-driven investments, while short-term outflows were $1 billion.

See the “Investment Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2014	2013	2012
Foreign exchange	$578	$608	$520
Other trading revenue (loss):
Fixed income	(16)	38	142
Equity/other	8	28	30
Total other trading revenue (loss)	(8)	66	172
Total foreign exchange and other trading revenue	$570	$674	$692

Foreign exchange and other trading revenue decreased $104 million, or 15%, from $674 million in 2013. In 2014, foreign exchange revenue totaled $578 million, a decrease of 5% compared with $608 million in 2013. The decrease was driven by lower volatility, partially offset by higher volumes. Total other trading loss was $8 million in 2014, compared to revenue of $66 million in 2013. The decrease primarily reflects losses on hedging activities within one of the Investment Management boutiques and lower fixed income derivatives trading revenue due to exiting the derivatives sales and trading business. Foreign exchange revenue and fixed income trading revenue are reported in the Investment Services business and the Other segment. Equity/other trading revenue is primarily reported in the Other segment.

Our foreign exchange trading generates revenues which are influenced by the volume of client transactions and the spread realized on these transactions. Revenues are impacted by market pressures which continue to be increasingly competitive. The level of volume and spreads is affected by market volatility, the level of cross-border assets held in custody for clients, the level and nature of underlying cross-border investments and other transactions undertaken by corporate and institutional clients. These revenues also depend on our ability to manage the risk associated with the currency transactions we execute. The majority of our foreign exchange trades are undertaken for our custody clients in transactions where BNY Mellon acts as principal, and not as an agent or broker. As a principal, we earn a profit, if any, based on our ability to risk manage the aggregate foreign currency positions that we buy and sell on a daily basis. Generally speaking, custody clients enter into foreign exchange transactions in one of three ways: negotiated trading with BNY Mellon, BNY Mellon’s standing instruction programs, or transactions with third-party foreign exchange providers. Negotiated trading generally refers to orders entered by the client or the client’s investment manager, with all decisions related to the transaction, usually on a transaction-specific basis, made by the client or its investment manager. Such transactions may be initiated by (i) contacting one of our sales desks to negotiate the rate for specific transactions, (ii) using electronic trading platforms, or (iii) electing other methods such as those pursuant to a benchmarking arrangement, in which pricing is determined by an objective market rate adjusted by a pre-negotiated spread. Our custody clients choose to use third-party foreign exchange providers other than BNY Mellon for a substantial majority of their U.S. dollar-equivalent volume foreign exchange transactions. The preponderance of the notional value of our trading volume with clients is in negotiated trading. Our standing instruction programs, which includes an option called the Defined Spread Program that the Company introduced to clients in the first quarter of 2012, provides custody clients and their investment managers with an end-to-end solution that allows them to shift to BNY Mellon the cost, management and execution risk, often in small transactions or transactions in restricted and difficult to trade currencies. We incur substantial costs in supporting the global operational infrastructure required to administer the standing instruction programs; on a per-transaction basis, the costs associated with the standing instruction programs generally exceed the costs associated with negotiated trading. In response to competitive market pressures and client requests, we are continuing to develop standing instruction program products and services and making these new products and services available to our clients. In our historical standing instruction program, known as Session Range, we typically assigned a price derived from the daily pricing range for marketable-size foreign exchange transactions (generally more than

12 BNY Mellon

Results of Operations (continued)

$1 million) executed between global financial institutions, known as the “interbank range.” Using the interbank range for the given day, we typically priced client purchases of currencies at or near the high end of this range and client sales of currencies at or near the low end of this range. In the first quarter of 2014, we upgraded our Session Range program. The upgrades include pricing pursuant to pre-defined rules and enhanced post-trade reporting, with transactions priced once per day generally within the interbank range of the day, and subject to application of a price collar, with price being specific to session, pricing location and currency pair. A description of the pricing rules used in the upgraded Session Range program is set forth in the program’s disclosure documentation, which is available to clients and their investment managers. Separately, the standing instruction Defined Spread Program sets prices for transactions in each pricing cycle (several times a day in the case of developed market currencies) by adding a predetermined spread either to an objective market source for developed and certain emerging market currencies, or to a reference rate computed by BNY Mellon for other emerging market currencies. A description of the pricing rules is set forth in the Defined Spread Program disclosure documentation, which is available to clients and their investment managers.

A shift by custody clients from the standing instruction programs to other trading options combined with competitive market pressures on the foreign exchange business may negatively impact our foreign exchange revenue. For the year ended Dec. 31, 2014, our total revenue for all types of foreign exchange trading transactions was $578 million, or approximately 4% of our total revenue, and approximately 35% of our foreign exchange revenue resulted from foreign exchange transactions undertaken through our standing instruction programs.

We continue to invest in our foreign exchange trading and execution capabilities, which is leading towards enhanced client service and higher volumes.

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

The $7 million decrease in distribution and servicing fee revenue compared with 2013 primarily reflects an increase in money market fee waivers. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Financing-related fees

Financing-related fees, which are primarily reported in the Other segment, include capital markets fees, loan commitment fees and credit-related fees. Financing-related fees totaled $169 million in 2014 and $172 million in 2013.

Investment and other income

Investment and other income
(in millions)	2014	2013	2012
Asset-related gains	$872	$71	$34
Corporate/bank-owned life insurance	131	144	148
Expense reimbursements from joint venture	55	42	38
Lease residual gains	49	18	51
Seed capital gains	20	34	59
Private equity gains	6	6	8
Equity investment revenue	1	98	16
Transitional services agreements	—	11	24
Other income (a)	78	57	104
Total investment and other income (a)	$1,212	$481	$482

(a)
Results for the years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Investment and other income, which is primarily reported in the Other segment and Investment Management business, includes asset-related gains, insurance contracts, expense reimbursements from our CIBC Mellon joint venture, lease residual gains, seed capital gains, gains on private equity investments, equity investments, transitional services

BNY Mellon 13

Results of Operations (continued)

agreements, and other income. Asset-related gains include real estate, loans and other asset dispositions. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Transitional services agreements primarily relate to the Shareowner Services business, which was sold on Dec. 31, 2011. Other income primarily includes foreign currency remeasurement gain (loss), other investments and various miscellaneous revenues. The $731 million increase in investment and other income compared with 2013 primarily resulted from the gains on the sales of the equity investment in Wing Hang and the One Wall Street building, partially offset by lower equity investment revenue.

Net securities gains

Net securities gains totaled $91 million in 2014 compared with $141 million in 2013. The low interest rate environment in 2014 and 2013 created the opportunity for us to realize gains as we rebalanced and managed the duration risk of the investment securities portfolio.

2013 compared with 2012

Fee and other revenue totaled $11.9 billion in 2013 compared with $11.4 billion in 2012. The increase primarily reflects higher investment management and performance fees, asset servicing revenue and clearing services revenue, partially offset by lower net securities gains, foreign exchange and other trading revenue and distribution and servicing fees.

Investment services fees increased 4% compared with 2012 reflecting higher core asset servicing fees driven by organic growth and higher market values, higher clearing services fees and higher Depositary Receipts revenue, partially offset by lower Corporate Trust fees reflecting the continued run-off of high margin structured debt securitizations.

Investment management and performance fees increased 7% primarily reflecting higher equity market values, net new business and the full-year impact of the Meriten acquisition, partially offset by higher money market fee waivers and the unfavorable impact of the stronger U.S. dollar.

Foreign exchange and other trading revenue decreased 3%. Foreign exchange revenue increased 17% driven by higher volumes and volatility. Other trading revenue decreased 62% due to lower derivatives trading revenue and a loss on trading securities driven by higher interest rates.

14 BNY Mellon

Results of Operations (continued)

Net interest revenue

Net interest revenue				2014		2013
				vs		vs
(dollars in millions)	2014	2013	2012	2013		2012
Net interest revenue (non-FTE)	$2,880	$3,009	$2,973	(4)%		1%
Tax equivalent adjustment	62	63	55	(2)		N/M
Net interest revenue (FTE) – Non-GAAP	2,942	3,072	3,028	(4)%		1%
Average interest-earning assets	$303,991	$272,841	$250,450	11%		9%
Net interest margin (FTE)	0.97%	1.13%	1.21%	(16)	bps	(8) bps

Net interest revenue totaled $2.9 billion in 2014, a decrease of $129 million compared to 2013 primarily resulting from lower yields, lower accretion and the impact of interest rate hedging. The decrease was partially offset by a change in the mix of assets and higher average interest-earning assets driven by higher deposits.

The net interest margin (FTE) was 0.97% in 2014
compared with 1.13% in 2013. The decline in the net interest margin (FTE) reflects the factors noted above.

Average interest-earning assets were $304 billion in 2014 compared with $273 billion in 2013. The increase was due in part to higher client deposits. Average total securities increased to $113 billion in 2014, up from $108 billion billion in 2013, reflecting our strategy to increase our high quality liquid assets in the securities portfolio. Average loans increased to $54 billion in 2014, up from $48 billion in 2013, primarily driven by higher margin loans. Average assets related to interest-bearing deposits with the Federal Reserve and other central banks increased to $87 billion in 2014, up from $67 billion in 2013, reflecting higher client deposits.

In the second half of 2014, we reduced our interbank placement assets and increased our high quality liquid assets in the securities portfolio.

In 2014, several of Europe’s central banks have cut key deposit interest rates below zero. BNY Mellon has charged and/or reserves the right to charge negative interest rates, where appropriate, based on currency, which partially offset the actions of the central banks. The impact of the continuing decline of European reinvestment rates may negatively impact our net interest revenue.

2013 compared with 2012

Net interest revenue of $3.0 billion in 2013, an increase of $36 million compared with 2012, as a change in the mix of interest-earning assets, lower funding costs and higher average interest-earning assets driven by higher deposits were primarily offset by lower yields. The net interest margin (FTE) was 1.13% in 2013 compared with 1.21% in 2012. The decline in the net interest margin (FTE) primarily reflects the impact of lower market rates on higher interest-earning assets, partially offset by a change in the mix of earning assets.

BNY Mellon 15

Results of Operations (continued)

Average balances and interest rates	2014
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$35,588	$238		0.67%
Interest-bearing deposits held at the Federal Reserve and other central banks	86,594	207		0.24
Federal funds sold and securities purchased under resale agreements	14,704	86		0.59
Margin loans	17,484	182		1.04
Non-margin loans:
Domestic offices:
Consumer	6,461	199		3.08
Commercial	16,923	328		1.93
Foreign offices	13,342	170		1.28
Total non-margin loans	36,726	697	(a)	1.90
Securities:
U.S. Government obligations	20,545	310		1.51
U.S. Government agency obligations	45,313	781		1.72
State and political subdivisions – tax-exempt	6,070	154		2.56
Other securities:
Domestic offices	15,116	235		1.56
Foreign offices	20,827	283		1.36
Total other securities	35,943	518		1.44
Trading securities (primarily domestic)	5,024	123		2.43
Total securities	112,895	1,886		1.67
Total interest-earning assets	$303,991	$3,296	(b)	1.08%
Allowance for loan losses	(195)
Cash and due from banks	5,472
Other assets	52,648
Assets of consolidated investment management funds	10,650
Total assets	$372,566
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$5,605	$7		0.12%
Savings	1,186	3		0.28
Demand deposits	2,810	4		0.14
Time deposits	41,779	15		0.04
Total domestic offices	51,380	29		0.06
Foreign offices:
Banks	7,303	31		0.42
Government and official institutions	4,572	—		0.01
Other	97,543	23		0.02
Total foreign offices	109,418	54		0.05
Total interest-bearing deposits	160,798	83		0.05
Federal funds purchased and securities sold under repurchase agreements	18,631	(13)		(0.07)
Trading liabilities	2,199	25		1.12
Other borrowed funds:
Domestic offices	183	2		1.32
Foreign offices	844	4		0.45
Total other borrowed funds	1,027	6		0.61
Commercial paper	2,546	2		0.08
Payables to customers and broker-dealers	9,502	9		0.09
Long-term debt	20,601	242		1.17
Total interest-bearing liabilities	$215,304	$354		0.16%
Total noninterest-bearing deposits	81,741
Other liabilities	26,912
Liabilities and obligations of consolidated investment management funds	9,315
Total liabilities	333,272
Temporary equity
Redeemable noncontrolling interests	242
Permanent equity
Total BNY Mellon shareholders’ equity	38,180
Noncontrolling interests	872
Total permanent equity	39,052
Total liabilities, temporary equity and permanent equity	$372,566
Net interest margin (FTE)				0.97%
Percentage of assets attributable to foreign offices (c)	31%
Percentage of liabilities attributable to foreign offices	35

(a)	Includes fees of $29 million in 2014. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.

(b)	The tax equivalent adjustment was $62 million in 2014, and is based on the applicable tax rate (35%).

(c)	Includes the Cayman Islands branch office.

16 BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2013				2012
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$41,222	$279		0.68%	$38,959	$388		1.00%
Interest-bearing deposits held at the Federal Reserve and other central banks	67,073	150		0.23	63,785	152		0.24
Federal funds sold and securities purchased under resale agreements	8,412	47		0.56	5,492	35		0.63
Margin loans	14,288	160		1.12	13,087	168		1.28
Non-margin loans:
Domestic offices:
Consumer	6,001	192		3.20	5,688	197		3.46
Commercial	15,742	322		2.04	14,104	299		2.12
Foreign offices	12,285	160		1.30	10,181	175		1.72
Total non-margin loans	34,028	674	(a)	1.98	29,973	671	(a)	2.24
Securities:
U.S. Government obligations	17,148	292		1.70	17,880	267		1.49
U.S. Government agency obligations	44,815	859		1.92	38,568	817		2.12
State and political subdivisions – tax-exempt	6,463	158		2.46	5,060	134		2.64
Other securities:
Domestic offices	15,978	512		3.20	15,879	541		3.42
Foreign offices	17,304	126		0.73	17,942	293		1.63
Total other securities	33,282	638		1.92	33,821	834		2.47
Trading securities (primarily domestic)	6,110	158		2.59	3,825	96		2.54
Total securities	107,818	2,105		1.96	99,154	2,148		2.18
Total interest-earning assets	$272,841	$3,415	(b)	1.25%	$250,450	$3,562	(b)	1.42%
Allowance for loan losses	(230)				(368)
Cash and due from banks	5,662				4,311
Other assets	52,438				49,709
Assets of consolidated investment management funds	11,600				11,279
Total assets	$342,311				$315,381
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$5,891	$13		0.22%	$6,839	$15		0.22%
Savings	932	2		0.26	724	1		0.18
Demand deposits	3,271	2		0.07	972	1		0.10
Time deposits	40,975	18		0.04	34,777	29		0.08
Total domestic office	51,069	35		0.07	43,312	46		0.11
Foreign offices:
Banks	6,362	38		0.60	6,930	54		0.77
Government and official institutions	4,047	1		0.01	2,928	1		0.05
Other	90,930	31		0.04	81,089	53		0.07
Total foreign offices	101,339	70		0.07	90,947	108		0.12
Total interest-bearing deposits	152,408	105		0.07	134,259	154		0.11
Federal funds purchased and securities sold under repurchase agreements	10,942	(16)		(0.15)	10,022	—		—
Trading liabilities	2,611	38		1.46	1,439	24		1.65
Other borrowed funds:
Domestic offices	322	4		1.05	538	8		1.51
Foreign offices	855	3		0.37	854	8		1.04
Total other borrowed funds	1,177	7		0.55	1,392	16		1.22
Commercial paper	690	—		0.06	819	2		0.19
Payables to customers and broker-dealers	9,038	8		0.09	8,033	8		0.10
Long-term debt	19,103	201		1.05	19,852	330		1.66
Total interest-bearing liabilities	$195,969	$343		0.17%	$175,816	$534		0.30%
Total noninterest-bearing deposits	73,288				69,951
Other liabilities	25,514				24,002
Liabilities and obligations of consolidated investment management funds	10,295				10,007
Total liabilities	305,066				279,776
Temporary equity
Redeemable noncontrolling interests	196				110
Permanent equity
Total BNY Mellon shareholders’ equity	36,220				34,770
Noncontrolling interests	829				725
Total permanent equity	37,049				35,495
Total liabilities, temporary equity and permanent equity	$342,311				$315,381
Net interest margin (FTE)				1.13%				1.21%
Percentage of assets attributable to foreign offices (c)	33%				33%
Percentage of liabilities attributable to foreign offices	33				31

(a)	Includes fees of $37 million in 2013 and $38 million in 2012. Non-accrual loans are included in the average loan balance; the associated income, recognized on the cash basis, is included in interest.

(b)	The tax equivalent adjustment was $63 million in 2013 and $55 million in 2012, and is based on the applicable tax rate (35%).

(c)	Includes the Cayman Islands branch office.

BNY Mellon 17

Results of Operations (continued)

Noninterest expense

Noninterest expense				2014	2013
				vs.	vs.
(dollars in millions)	2014	2013	2012	2013	2012
Staff:
Compensation	$3,630	$3,620	$3,531	—%	3%
Incentives	1,331	1,384	1,280	(4)	8
Employee benefits	884	1,015	950	(13)	7
Total staff	5,845	6,019	5,761	(3)	4
Professional, legal and other purchased services	1,339	1,252	1,222	7	2
Software	620	596	524	4	14
Net occupancy	610	629	593	(3)	6
Distribution and servicing	428	435	421	(2)	3
Furniture and equipment	322	337	331	(4)	2
Sub-custodian	286	280	269	2	4
Business development	268	317	275	(15)	15
Other	1,031	1,029	994	—	4
Amortization of intangible assets	298	342	384	(13)	(11)
M&I, litigation and restructuring charges	1,130	70	559	N/M	N/M
Total noninterest expense - GAAP	$12,177	$11,306	$11,333	8%	—%

Total staff expense as a percentage of total revenue (a)	37%	40%	39%

Full-time employees at year end	50,300	51,100	49,500	(2)%	3%

Memo:
Total noninterest expense excluding amortization of intangible assets, M&I, litigation and restructuring charges and the charge related to investment management funds, net of incentives – Non-GAAP (b)	$10,645	$10,882	$10,374	(2)%	5%

(a)
Results for the years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	The charge related to investment management funds, net of incentives was $104 million in 2014, $12 million in 2013 and $16 million in 2012.

Total noninterest expense was $12.2 billion in 2014, an increase of 8% compared with $11.3 billion in 2013. The increase primarily reflects higher litigation expense and restructuring charges, partially offset by lower staff expense. Excluding amortization of intangible assets, M&I, litigation and restructuring charges and the charge related to investment management funds, net of incentives (Non-GAAP), noninterest expense decreased 2%, compared with 2013 primarily reflecting lower staff and business development expenses and a decrease in the cost of generating certain tax credits, partially offset by higher professional, legal and other purchased services.

We continue to invest in our compliance, risk and other control functions in light of increasing regulatory requirements. While our expenses remain high in those areas as a result of the need to hire additional staff and advisors and to enhance our technology platforms, we expect the rate of related expense growth to slow as new rules are implemented.

Staff expense

Given our mix of fee-based businesses, which are staffed with high-quality professionals, staff expense comprised of 55% of total noninterest expense in both 2014 and 2013, excluding amortization of intangible assets, M&I, litigation and restructuring charges and the charge related to investment management funds, net of incentives.

Staff expense consists of:

•	compensation expense, which includes:

-	salary expense, primarily driven by headcount;

-	the cost of temporary services and overtime; and

-	severance expense;

•	incentive expense, which includes:

18 BNY Mellon

Results of Operations (continued)

-	additional compensation earned under a wide range of sales commission and incentive plans designed to reward a combination of individual, business unit and corporate performance goals; as well as,

-	stock-based compensation expense; and

•	employee benefit expense, primarily medical benefits, payroll taxes, pension and other retirement benefits.

Staff expense was $5.8 billion in 2014, a decrease of 3% compared with 2013. The decrease primarily reflects lower pension and incentive expenses, the benefit of replacing technology contractors with permanent staff and the impact of streamlining actions.

Non-staff expense

Non-staff expense includes certain expenses that vary with the levels of business activity and levels of expensed business investments, fixed infrastructure costs and expenses associated with corporate activities related to technology, compliance, legal, productivity initiatives and business development.

Non-staff expense, excluding amortization of intangible assets, M&I, litigation and restructuring charges, and the charge related to investment management funds, net of incentives (Non-GAAP), totaled $4.8 billion in 2014, a decrease of 2% compared with 2013. The decrease primarily reflects lower business development expense and a decrease in the cost of generating certain tax credits, partially offset by higher professional, legal and other purchased services. The decrease in business development expenses resulted from discretionary expense control and the 2013 corporate branding campaign. The increase in professional, legal and other purchased services was driven by higher expenses related to the implementation of strategic platforms.

In 2014, we incurred $1.1 billion of M&I, litigation and restructuring charges compared with $70 million in 2013. The increase primarily reflects higher litigation expense.

In 2014, we recorded restructuring charges of $177 million, primarily reflecting severance expense related to streamlining actions. For additional information on restructuring charges, see Note 11 of the Notes to Consolidated Financial Statements.

2013 compared with 2012

Total noninterest expense was $11.3 billion in 2013, a decrease of less than 1%, compared with 2012. The decrease primarily reflects lower litigation expense, partially offset by higher staff, software, business development, net of occupancy and consulting expenses. Excluding amortization of intangible assets, and M&I, litigation and restructuring charges and the charge related to investment management funds, net of incentives (Non-GAAP), noninterest expense increased 5% compared with 2012.

Income taxes

BNY Mellon recorded an income tax provision of $912 million (25.6% effective tax rate) in 2014 including a net benefit primarily related to litigation expense and the approval of a tax carryback claim, offset by the sales of our investment in Wing Hang and the One Wall Street building. The provision for income taxes was $1.6 billion (42.1% effective tax rate) in 2013 including a 15.7% net charge, or $593 million, resulting from the U.S. Tax Court’s decisions related to the disallowance of certain foreign tax credits. The income tax provision was $842 million (25.1% effective tax rate) in 2012.

In 2014, BNY Mellon adopted ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force”. See Note 2 of the Notes to Consolidated Financial Statements for the impact of the retrospective application of this new accounting guidance.

We expect the effective tax rate to be approximately 25% to 27% in the first quarter of 2015.

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

BNY Mellon 19

Results of Operations (continued)

For information on the accounting principles of our businesses, the primary types of revenue by business and how our businesses are presented and analyzed, see Note 24 of the Notes to Consolidated Financial Statements.

Business results are subject to reclassification whenever organizational changes are made or when improvements are made in the measurement principles. On Sept. 27, 2013, Newton Management Limited, together with Newton Investment Management Limited, an investment boutique of BNY Mellon, sold Newton’s private client business. In 2014, we reclassified the results of Newton’s private client business from the Investment Management business to the Other segment. The reclassifications did not impact consolidated results. All prior periods have been restated.

In addition, prior period consolidated and Other segment results for the years ended Dec. 31, 2013 and Dec. 31, 2012 have been restated to reflect the impact of the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

The results of our businesses may be influenced by client activities that vary by quarter. In the second quarter, we typically experience an increase in securities lending fees due to an increase in demand to borrow securities outside of the United States. In the third quarter, Depositary Receipts and related foreign exchange revenue is typically higher due to an increased level of client dividend payments paid in the quarter. Also in the third quarter, volume-related fees may decline due to reduced client activity. In the fourth quarter, we typically incur higher business development and marketing expenses. In our Investment Management business, performance fees are typically higher in the fourth quarter, as the fourth quarter represents the end of the measurement period for many of the performance fee-eligible relationships.

The results of our businesses may also be impacted by the translation of financial results denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the Euro. On a consolidated basis and in our Investment Services business, we typically have more foreign currency denominated expenses than revenues. However, our Investment Management business typically has more foreign currency denominated revenues than expenses. As a result, currency fluctuations impact the Investment Management business more than the Investment Services business. However, currency fluctuations, in isolation, are not expected to significantly impact net income on a consolidated basis.

Net securities gains (losses) are recorded in the Other segment. M&I expense is a corporate-level item and is recorded in the Other segment. Restructuring charges recorded in 2014 relate to corporate-level initiatives and were therefore recorded in the Other segment. In the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment.

20 BNY Mellon

Results of Operations (continued)

The following table presents key market metrics at period end and on an average basis.

Key market metrics				Increase/(Decrease)
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
S&P 500 Index (a)	2059	1848	1426	11%	30%
S&P 500 Index – daily average	1931	1644	1379	17	19
FTSE 100 Index (a)	6566	6749	5898	(3)	14
FTSE 100 Index – daily average	6681	6472	5743	3	13
MSCI World Index (a)	1710	1661	1339	3	24
MSCI World Index – daily average	1694	1496	1272	13	18
Barclays Capital Global Aggregate BondSM Index (a)(b)	357	354	366	1	(3)
NYSE and NASDAQ share volume (in billions)	754	705	724	7	(3)
JPMorgan G7 Volatility Index – daily average (c)	7.19	9.19	9.23	(22)	—
Average Fed Funds effective rate	0.09%	0.11%	0.14%	(2) bps	(3) bps

(a)	Period end.

(b)	Unhedged in U.S. dollar terms.

(c)	The JPMorgan G7 Volatility Index is based on the implied volatility in 3-month currency options.

Fee revenue in Investment Management, and to a lesser extent in Investment Services, is impacted by the value of market indices. At Dec. 31, 2014, using S&P 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.02 to $0.04. If however, global equity markets do not perform in line with the S&P 500 Index, the impact to fee revenue and earnings per share could be different.

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2014 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,733	(a)	$7,719	$1,276	$12,728	(a)
Net interest revenue	274		2,340	266	2,880
Total revenue	4,007	(a)	10,059	1,542	15,608	(a)
Provision for credit losses	—		—	(48)	(48)
Noninterest expense	3,106		8,124	947	12,177
Income before taxes	$901	(a)	$1,935	$643	$3,479	(a)
Pre-tax operating margin (b)	22%		19%	N/M	22%
Average assets	$37,783		$266,483	$68,300	$372,566
Excluding amortization of intangible assets:
Noninterest expense	$2,983		$7,949	$947	$11,879
Income before taxes	1,024	(a)	2,110	643	3,777	(a)
Pre-tax operating margin (b)	26%		21%	N/M	24%

(a)
Both total fee and other revenue and total revenue include income from consolidated investment management funds of $163 million, net of noncontrolling interests of $84 million, for a net impact of $79 million. Income before taxes is net of noncontrolling interests of $84 million.

(b)	Income before taxes divided by total revenue.

BNY Mellon 21

Results of Operations (continued)

For the year ended Dec. 31, 2013 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue (a)	$3,668	(b)	$7,640	$651	$11,959	(b)
Net interest revenue	260		2,515	234	3,009
Total revenue (a)	3,928	(b)	10,155	885	14,968	(b)
Provision for credit losses	—		1	(36)	(35)
Noninterest expense	2,960		7,402	944	11,306
Income (loss) before taxes (a)	$968	(b)	$2,752	$(23)	$3,697	(b)
Pre-tax operating margin (a)(c)	25%		27%	N/M	25%
Average assets	$38,546		$247,430	$56,335	$342,311
Excluding amortization of intangible assets:
Noninterest expense	$2,812		$7,208	$944	$10,964
Income (loss) before taxes (a)	1,116	(b)	2,946	(23)	4,039	(b)
Pre-tax operating margin (a)(c)	28%		29%	N/M	27%

(a)
Consolidated results and Other segment results have been restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
Both total fee and other revenue and total revenue include income from consolidated investment management funds of $183 million, net of noncontrolling interests of $80 million, for a net impact of $103 million. Income before taxes is net of noncontrolling interests of $80 million.

(c)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2012 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue (a)	$3,464	(b)	$7,345	$752	$11,561	(b)
Net interest revenue	214		2,439	320	2,973
Total revenue (a)	3,678	(b)	9,784	1,072	14,534	(b)
Provision for credit losses	—		(3)	(77)	(80)
Noninterest expense	2,782		7,560	991	11,333
Income before taxes (a)	$896	(b)	$2,227	$158	$3,281	(b)
Pre-tax operating margin (a)(c)	24%		23%	N/M	23%
Average assets	$36,120		$223,233	$56,028	$315,381
Excluding amortization of intangible assets:
Noninterest expense	$2,590		$7,368	$991	$10,949
Income before taxes (a)	1,088	(b)	2,419	158	3,665	(b)
Pre-tax operating margin (a)(c)	30%		25%	N/M	25%

(a)
Consolidated results and Other segment results have been restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
Both total fee and other revenue and total revenue include income from consolidated investment management funds of $189 million, net of noncontrolling interests of $76 million, for a net impact of $113 million. Income before taxes is net of noncontrolling interests of $76 million.

(c)	Income before taxes divided by total revenue.

22 BNY Mellon

Results of Operations (continued)

Investment Management business

				2014	2013
(dollar amounts in millions)				vs.	vs.
	2014	2013	2012	2013	2012
Revenue:
Investment management fees:
Mutual funds	$1,231	$1,194	$1,125	3%	6%
Institutional clients	1,514	1,478	1,347	2	10
Wealth management	624	583	544	7	7
Investment management fees	3,369	3,255	3,016	4	8
Performance fees	115	130	137	(12)	(5)
Investment management and performance fees	3,484	3,385	3,153	3	7
Distribution and servicing	162	172	187	(6)	(8)
Other (a)	87	111	124	(22)	(10)
Total fee and other revenue (a)	3,733	3,668	3,464	2	6
Net interest revenue	274	260	214	5	21
Total revenue	4,007	3,928	3,678	2	7
Noninterest expense (ex. amortization of intangible assets and the charge related to investment management funds, net of incentives)	2,879	2,800	2,574	3	9
Income before taxes (ex. amortization of intangible assets and the charge related to investment management funds, net of incentives)	1,128	1,128	1,104	—	2
Amortization of intangible assets	123	148	192	(17)	(23)
Charge related to investment management funds, net of incentives	104	12	16	N/M	N/M
Income before taxes	$901	$968	$896	(7)%	8%

Pre-tax operating margin	22%	25%	24%
Adjusted pre-tax operating margin (b)	34%	34%	35%

Wealth management:
Average loans	$10,589	$9,361	$7,950	13%	18%
Average deposits	$14,156	$13,755	$11,311	3%	22%

(a)
Total fee and other revenue includes the impact of the consolidated investment management funds. Additionally, other revenue includes asset servicing, treasury services, foreign exchange and other trading revenue and investment and other income.

(b)
Excludes the net negative impact of money market fee waivers, amortization of intangible assets and the charge related to investment management funds, net of incentives, and is net of distribution and servicing expense. See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for the reconciliation of Non-GAAP measures.

BNY Mellon 23

Results of Operations (continued)

AUM trends (a)
(dollar amounts in billions)	2014	2013	2012	2011	2010
AUM at period end, by product type:
Equity	$264	$276	$241	$216	$226
Fixed income	222	220	209	183	175
Index	357	323	239	195	173
Liability-driven investments (b)	504	403	329	276	202
Alternative investments	66	62	60	57	58
Cash	297	299	302	328	332
Total AUM	$1,710	$1,583	$1,380	$1,255	$1,166

AUM at period end, by client type:
Institutional	$1,187	$1,072	$894	$758	$639
Mutual funds	438	425	411	427	454
Private client	85	86	75	70	73
Total AUM	$1,710	$1,583	$1,380	$1,255	$1,166

Changes in AUM:
Beginning balance of AUM	$1,583	$1,380	$1,255	$1,166	$1,109
Net inflows (outflows):
Long-term:
Equity	(11)	—	—	(10)	N/A
Fixed income	3	11	19	11	N/A
Index	5	19	9	28	N/A
Liability-driven investments (b)	45	64	25	52	N/A
Alternative investments	6	1	3	2	N/A
Total long-term inflows (outflows)	48	95	56	83	48
Short term:
Cash	(1)	5	(20)	(14)	(18)
Total net inflows (outflows)	47	100	36	69	30
Net market/currency impact	80	103	89	20	27
Ending balance of AUM	$1,710	$1,583	$1,380	$1,255	$1,166

(a)
Excludes securities lending cash management assets and assets managed in the Investment Services business. Also excludes assets under management related to Newton’s private client business that was sold in 2013.

(b)	Includes currency and overlay assets under management.

Business description

Our Investment Management business comprises the seventh largest global asset manager and the seventh largest U.S. wealth manager.

It encompasses 13 affiliated investment management boutiques that deliver a diversified portfolio of focused investment strategies over our distribution network to institutional and retail clients across North America, EMEA and Asia-Pacific. Our multi-boutique model is designed to deliver the best elements of investment focus and infrastructure scale to benefit clients.

The investment management boutiques offer a broad range of equity, fixed income, alternative/overlay and cash products. In addition to the investment subsidiaries, this business includes BNY Mellon Investment Management EMEA Limited, BNY Mellon Investment Management Hong Kong and BNY Mellon Investment Management Singapore,

which are responsible for managing and distributing locally registered investment products, and the Dreyfus Corporation and its affiliates, which are responsible for U.S. investment management and distribution of retail mutual funds, separately managed accounts and annuities.

BNY Mellon Wealth Management is ranked the seventh largest U.S. wealth manager in 2014 by Barron’s. We offer private banking, discretionary portfolio management and tax, wealth and estate planning services to high and ultra-high net worth individuals, families and family offices as well as to charitable gift programs, endowments and foundations. We provide these services through an extensive network of more than 40 U.S. locations and offices in London, Hong Kong, Toronto and Cayman. Our client satisfaction rates are among the highest in our industry. In 2014, Family Wealth Report named BNY Mellon Wealth Management the Best U.S. Private Bank and Best Private Bank Serving Family Offices.

24 BNY Mellon

Results of Operations (continued)

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

The mix of AUM is determined principally by client asset allocation decisions among equities, fixed income, index, liability-driven investments and alternative investments.

Managed equity assets typically generate higher percentage fees than liability-driven investments and fixed-income assets. Also, actively managed assets typically generate higher management fess than indexed or passively managed assets of the same type.

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

Review of financial results

Investment management and performance fees are dependent on the overall level and mix of AUM and the management fees expressed in basis points (one-hundredth of one percent) charged for managing those assets. Assets under management were a record $1.7 trillion at Dec. 31, 2014 compared with $1.6 trillion at Dec. 31, 2013, an increase of 8%. The increase resulted from higher equity market values and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar, based on year-end rates. Net long-term inflows were $48 billion in 2014 and benefited from liability-driven investments, alternative investments, index funds and other fixed income products. Net short-term outflows were $1 billion in 2014.

Total revenue was $4.0 billion in 2014, an increase of 2% compared with 2013. The increase reflects higher investment management fees and net interest revenue, partially offset by lower other revenue, performance fees and distribution and servicing fees.

Revenue generated in the Investment Management business included 45% from non-U.S. sources in both 2014 and 2013.

Investment management fees in the Investment Management business were $3.4 billion in 2014 compared with $3.3 billion in 2013. The increase primarily resulted from higher equity market values, net new business and the favorable impact of a weaker U.S. dollar, partially offset by higher money market fee waivers.

In 2014, 37% of investment management fees in the Investment Management business were generated from managed mutual fund fees. These fees are based on the daily average net assets of each fund and the management fee paid by that fund. Managed mutual fund fee revenue increased 3% in 2014 compared with 2013. The increase primarily reflects higher equity market values and net new business.

Performance fees were $115 million in 2014 compared with $130 million in 2013. Performance across a range of strategies generated positive returns, which were partially offset with stronger than average performance fees generated in 2013.

BNY Mellon 25

Results of Operations (continued)

Distribution and servicing fees were $162 million in 2014 compared with $172 million in 2013. The decrease was due in part to higher money market fee waivers.

Other fee revenue was $87 million in 2014 compared with $111 million in 2013. The decrease primarily resulted from lower other trading revenue related to losses on hedging activities within a boutique and lower seed capital gains.

Net interest revenue was $274 million in 2014 compared with $260 million in 2013. The increase primarily resulted from higher average loans and deposits. Average loans increased 13% in 2014 compared with 2013, while average deposits increased 3% in 2014 compared with 2013.

Noninterest expense, excluding amortization of intangible assets and the charge related to investment management funds, net of incentives, was $2.9 billion in 2014 compared with $2.8 billion in 2013. The increase primarily resulted from higher staff, business development and purchased services expenses resulting from investments in strategic initiatives as well as the unfavorable impact of a weaker U.S. dollar.

2013 compared with 2012

Income before taxes totaled $968 million in 2013 compared with $896 million in 2012. Income before taxes excluding amortization of intangible assets and the charge related to investment management funds, net of incentives, was $1.1 billion in 2013, up slightly compared with 2012. Fee and other revenue increased $204 million compared with 2012 primarily due to higher equity market values, net new business and the impact of the Meriten acquisition, partially offset by higher fee waivers and the unfavorable impact of a stronger U.S. dollar. Net interest revenue increased $46 million compared to 2012 primarily resulting from higher average loans and deposits. Noninterest expense, excluding amortization of intangible assets and the charge related to investment management funds, net of incentives, increased $226 million compared to 2012, primarily reflecting higher incentive expense driven by improved results, the impact of the Meriten acquisition, investments in strategic initiatives and the annual employee merit increase.

26 BNY Mellon

Results of Operations (continued)

Investment Services business

				2014	2013
(dollar amounts in millions, unless otherwise noted)				vs.	vs.
	2014	2013	2012	2013	2012
Revenue:
Investment services fees:
Asset servicing	$3,968	$3,800	$3,663	4%	4%
Clearing services	1,329	1,258	1,183	6	6
Issuer services	966	1,087	1,049	(11)	4
Treasury services	555	544	527	2	3
Total investment services fees	6,818	6,689	6,422	2	4
Foreign exchange and other trading revenue	627	693	628	(10)	10
Other (a)	274	258	295	6	(13)
Total fee and other revenue (a)	7,719	7,640	7,345	1	4
Net interest revenue	2,340	2,515	2,439	(7)	3
Total revenue	10,059	10,155	9,784	(1)	4
Provision for credit losses	—	1	(3)	N/M	N/M
Noninterest expense (ex. amortization of intangible assets)	7,949	7,208	7,368	10	(2)
Income before taxes (ex. amortization of intangible assets)	2,110	2,946	2,419	(28)	22
Amortization of intangible assets	175	194	192	(10)	1
Income before taxes	$1,935	$2,752	$2,227	(30)%	24%

Pre-tax operating margin	19%	27%	23%
Pre-tax operating margin (ex. amortization of intangible assets)	21%	29%	25%

Investment services fees as a percentage of noninterest expense (b)	95%	93%	93%

Securities lending revenue	$120	$117	$155	3%	(25)%

Metrics:
Average loans	$33,466	$28,407	$25,503	18%	11%
Average deposits	$221,453	$206,793	$185,441	7%	12%

AUC/A at period end (in trillions) (c)	$28.5	$27.6	$26.3	3%	5%
Market value of securities on loan at period end (in billions) (d)	$289	$235	$237	23%	(1)%

Asset servicing:
Estimated new business wins (AUC/A) (in billions)	$536	$639	$1,479

Depositary Receipts:
Number of sponsored programs	1,279	1,335	1,379	(4)%	(3)%

Clearing services:
Global DARTS volume (in thousands)	222	214	182	4%	18%
Average active clearing accounts (U.S. platform) (in thousands)	5,788	5,602	5,441	3%	3%
Average long-term mutual fund assets (U.S. platform)	$434,959	$376,852	$317,839	15%	19%
Average investor margin loans (U.S. platform)	$9,687	$8,538	$8,010	13%	7%

Broker-Dealer:
Average tri-party repo balances (in billions)	$2,042	$2,016	$2,012	1%	—%

(a)	Total fee and other revenue includes investment management fees and distribution and servicing revenue.

(b)	Noninterest expense excludes amortization of intangible assets and litigation expense.

(c)	Includes the AUC/A of CIBC Mellon of $1.1 trillion at Dec. 31, 2014, $1.2 trillion at Dec. 31, 2013 and $1.1 trillion at Dec. 31, 2012.

(d)
Represents the total amount of securities on loan managed by the Investment Services business. Excludes securities for which BNY Mellon acts as agent, beginning in the fourth quarter of 2013, on behalf of CIBC Mellon clients, which totaled $65 billion at Dec. 31, 2014 and $62 billion at Dec. 31, 2013.

BNY Mellon 27

Results of Operations (continued)

Business description

Our Investment Services business provides global custody and related services, government clearing, global collateral services, corporate trust and depositary receipt and clearing services, as well as global payment/working capital solutions to global financial institutional clients.

Our comprehensive suite of financial solutions includes: global custody, global fund services, securities lending, investment manager outsourcing, performance and risk analytics, alternative investment services, securities clearance, collateral management, corporate trust, American and global depositary receipt programs, cash management solutions, payment services, liquidity services and other linked revenues, principally foreign exchange, global clearing and execution, managed account services and global prime brokerage solutions. Our clients include corporations, public funds and government agencies, foundations and endowments; global financial institutions including banks, broker-dealers, asset managers, insurance companies and central banks; financial intermediaries and independent registered investment advisors; and hedge fund managers. We help our clients service their financial assets through a network of offices and service delivery centers in 35 countries across six continents.

The results of this business are driven by a number of factors, which include: the level of transaction activity; the range of services provided, which may include custody, accounting, fund administration, daily valuations, performance measurement and risk analytics, securities lending, and investment manager back-office outsourcing; the number of accounts; and the market value of assets under custody and/or administration. Market interest rates impact both securities lending revenue and the earnings on client balances. Business expenses are driven by staff, technology investment, equipment and space required to support the services provided by the business and the cost of execution, clearance and custody of securities.

We are one of the leading global securities servicing providers with $28.5 trillion of AUC/A at Dec. 31, 2014. We are the largest custodian for U.S. corporate and public pension plans and we service 54% of the top 50 endowments. We are a leading custodian in the UK and service 20% of UK pensions that require a custodian. Globalization tends to drive cross-border investment and capital flows, which increases the opportunity to provide solutions to our clients. The changing regulatory environment is also driving client demand for new solutions and services.

BNY Mellon is a leader in both global and U.S. Government securities clearance. We settle securities transactions in over 100 markets, act as a clearing agent for 18 of the 22 primary dealers and handle most of the transactions cleared through the Federal Reserve Bank of New York (by volume). As more fully described below, we are a leader in servicing tri-party repo collateral with approximately $2.1 trillion globally. We currently service approximately $1.4 trillion of the $1.6 trillion tri-party repo market in the U.S.

BNY Mellon offers tri-party collateral agency services to dealers and cash investors active in the tri-party repurchase, or repo, market and currently has approximately 85% of the market share of the U.S. tri-party repo market.

BNY Mellon has reduced the amount of secured intraday credit it provides to dealers in connection with their tri-party repo trades in a number of ways, including limiting the collateral used to secure intraday credit to certain more liquid asset classes, reducing the amount of time during which we extend intraday credit, reducing the amount of credit provided in connection with processing collateral substitutions, introducing a functionality that enables us to “roll” maturing trades into new trades without extending credit, and requiring dealers to prefund their repayment obligations in connection with trades collateralized by Depository Trust Company sourced securities. This combination of measures, together with the technological enhancements put in place in 2014, have practically eliminated (defined as a 90% reduction) intraday credit related to tri-party repo processing.

Global Collateral Services serves broker-dealers and institutional investors facing expanding collateral management needs as a result of current and emerging regulatory and market requirements. Global Collateral Services brings together BNY Mellon’s global capabilities in segregating, optimizing, financing and transforming collateral on behalf of clients, including its market leading broker-dealer collateral management, securities lending, collateral financing, liquidity and derivatives services teams.

28 BNY Mellon

Results of Operations (continued)

In securities lending, we are one of the largest lenders of U.S. Treasury securities and depositary receipts and service a lending pool of approximately $3.1 trillion in 33 markets.

We serve as depositary for 1,279 sponsored American and global depositary receipt programs at Dec. 31, 2014, acting in partnership with leading companies from 65 countries - an estimated 60% global market share.

Pershing and its affiliates provide business solutions to approximately 1,500 financial organizations globally by delivering dependable operational support; robust trading services; flexible technology; and an expansive array of investment solutions, practice management support and service excellence.

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

BNY Mellon also has been named as a defendant in legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including to investigate and pursue claims against other parties to the MBS transaction. For additional information on our legal proceedings related to this matter, see Note 22 of the Notes to Consolidated Financial Statements.

Review of financial results

AUC/A at Dec. 31, 2014 were $28.5 trillion, an increase of 3% from $27.6 trillion at Dec. 31, 2013. The increase was primarily driven by higher market values and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar, based on year-end rates. AUC/A were comprised of 36% equity securities and 64% fixed income securities at both Dec. 31, 2014 and Dec. 31, 2013.

Income before taxes was $1.9 billion in 2014 compared with $2.8 billion in 2013. Income before taxes, excluding amortization of intangible assets, was $2.1 billion in 2014 compared with $2.9 billion in 2013. The decrease compared with 2013 primarily reflects higher litigation expense, lower net interest revenue and lower Corporate Trust and Depositary Receipts revenue, partially offset by higher asset servicing revenue.

Revenue generated in the Investment Services business included 36% from non-U.S. sources in 2014 compared with 35% in 2013.

Investment services fees were $6.8 billion in 2014, an increase of 2% compared with 2013, reflecting the following factors:

•
Asset servicing fees (global custody, broker-dealer services and global collateral services) were $4.0 billion in 2014 compared with $3.8 billion in 2013. The increase primarily reflects organic growth, higher market values and net new business.

•
Clearing services fees were $1.33 billion in 2014 compared with $1.26 billion in 2013. The increase was primarily driven by higher mutual fund and asset-based fees, partially offset by higher money market fee waivers.

•
Issuer services fees (Corporate Trust and Depositary Receipts) were $966 million in 2014, compared with $1.09 billion in 2013. The decrease primarily reflects lower customer reimbursements, and lower corporate actions and dividend fees in Depositary Receipts.

•	Treasury services fees were $555 million in 2014 compared with $544 million in 2013. The increase primarily reflects higher payment volumes.

BNY Mellon 29

Results of Operations (continued)

Foreign exchange and other trading revenue totaled $627 million in 2014 compared with $693 million in 2013. The decrease primarily reflects lower volatility, partially offset by higher volumes.
Net interest revenue was $2.3 billion in 2014 compared with $2.5 billion in 2013. The decrease primarily reflects lower yields and lower accretion, partially offset by higher average loans and deposits.

Noninterest expense, excluding amortization of intangible assets, increased $741 million compared with 2013. The increase primarily reflects higher litigation expense, and higher professional, legal and other purchased services expense primarily driven by increased expenses related to the implementation of strategic platforms, partially offset by lower staff expenses.

2013 compared with 2012

Income before taxes totaled $2.8 billion in 2013 compared with $2.2 billion in 2012. Excluding intangible amortization, income before taxes was $2.9 billion in 2013 compared with $2.4 billion in 2012. Fee and other revenue increased $295 million reflecting higher asset servicing fees driven by organic growth and higher market values, higher clearing services fees, higher Depositary receipts revenue and, higher foreign exchange and other trading revenue driven by higher volumes and volatility, partially offset by lower securities lending revenue and Corporate Trust fees. The $76 million increase in net interest revenue primarily reflects higher average loans and deposits. Noninterest expense (excluding intangible amortization) decreased $160 million primarily due to lower litigation expense, partially offset by higher staff, software and volume-driven expenses, and higher consulting expense driven by regulatory/compliance requirements and business initiatives in 2013.

30 BNY Mellon

Results of Operations (continued)

Other segment

(dollars in millions)	2014	2013	2012
Revenue:
Fee and other revenue	$1,276	$651	$752
Net interest revenue	266	234	320
Total revenue	1,542	885	1,072
Provision for credit losses	(48)	(36)	(77)
Noninterest expense (ex. M&I and restructuring charges)	770	909	920
Income before taxes (ex. M&I and restructuring charges)	820	12	229
M&I and restructuring charges	177	35	71
Income (loss) before taxes	643	$(23)	$158
Average loans and leases	$10,155	$10,548	$9,607

Business description

The Other segment primarily includes:

•	credit-related services;

•	the leasing portfolio;

•	corporate treasury activities, including our investment securities portfolio;

•	a 33.9% equity interest in ConvergEx;

•	business exits, including the results of Newton’s private client business in 2013 and 2012; and

•	corporate overhead.

Revenue primarily reflects:

•	net interest revenue from the credit services and lease financing portfolios;

•	interest revenue remaining after transfer pricing allocations;

•	fee and other revenue from corporate and bank owned life insurance, credit-related financing revenue and Newton’s private client business; and

•	gains (losses) associated with the valuation of investment securities and other assets.

Expenses include:

•	M&I expenses;

•
restructuring charges recorded in 2014 that relate to corporate-level initiatives and were therefore recorded in the Other segment. In the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment;

•	direct expenses supporting credit-related services, leasing, investing, and funding activities; and

•	certain corporate overhead not directly attributable to the operations of other businesses.

Review of financial results

The Other segment had pre-tax income of $643 million in 2014 compared with pre-tax loss of $23 million in 2013.

Total fee and other revenue increased $625 million compared with 2013. The increase primarily reflects the gains on the sales of our investment in Wing Hang and the One Wall Street building, partially offset by lower equity investment revenue, lower securities gains and the impact of the sale of Newton’s private client business.

Net interest revenue increased $32 million compared with 2013. The increase primarily reflects changes in the internal credit rates to the businesses for deposits in early 2013.

The provision for credit losses was a credit of $48 million in 2014 driven by the continued improvement in the credit quality of the loan portfolio.

Noninterest expense excluding M&I and restructuring charges decreased $139 million compared with 2013. The decrease primarily reflects lower staff expense, lower business development expense as a result of discretionary expense control and the 2013 corporate branding campaign, and a decrease in the cost of generating certain tax credits, partially offset by higher litigation expense.

M&I and restructuring charges recorded in 2014 primarily reflect severance expense related to streamlining actions.

BNY Mellon 31

Results of Operations (continued)

2013 compared with 2012

The pre-tax loss totaled $23 million in 2013 compared with a pre-tax income of $158 million in 2012. Total revenue decreased $187 million in 2013 compared with 2012, which primarily reflects lower net interest revenue, lower fixed income trading revenue due to lower derivatives trading revenue and a loss on trading securities driven by higher interest rates, lower leasing and securities gains and lower foreign currency remeasurement, partially offset by higher equity investment revenue driven by a gain on the sale of a property. Noninterest expense excluding amortization of intangible assets decreased $11 million in 2013 compared with 2012. The decrease primarily reflects a decrease in the cost of generating certain tax credits, partially offset by higher net occupancy expense, pension expense and higher business development expenses related to our corporate branding investment.

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

At Dec. 31, 2014, we had approximately 9,000 employees in EMEA, approximately 12,500 employees in APAC and approximately 700 employees in other global locations, primarily Brazil.

BNY Mellon Investment Management operates on a multi-boutique model, bringing investors the skills of our specialist boutique asset managers, which together manage investments spanning virtually all asset classes.

We are the seventh largest global asset manager and the second largest institutional manager in Europe. We are the market leader in the field of liability-driven investments.

At Dec. 31, 2014, our international operations managed 45% of BNY Mellon’s AUM compared with 42% at Dec. 31, 2013. The increase primarily resulted from higher market values and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar.

In 2013, BNY Mellon CSD SA/NV received regulatory approval as a designated securities settlement system and issuer central securities depository based in Belgium. BNY Mellon CSD SA/NV will help integrate and simplify settlement and safekeeping services across Europe for the benefit of our customers.

In Europe, we maintain a significant presence in the Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”) servicing field. In Ireland, BNY Mellon is one of the largest administrators (by total net assets) for fund administration services across domiciled and non-domiciled funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany. We settle securities transactions in over 100 markets. We are a leader in servicing tri-party repo collateral with approximately $2.1 trillion globally.

We serve as depositary for 1,279 sponsored American and global depositary receipt programs at Dec. 31, 2014, acting in partnership with leading companies from 65 countries - an estimated 60% global market share.

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

32 BNY Mellon

Results of Operations (continued)

We are also a full-service global provider of foreign exchange services, actively trading in over 80 of the world’s currencies. We serve clients from trading rooms in Europe, Asia and North America.

Revenue generated in the Investment Services business includes 36% from non-U.S. sources in 2014 compared with 35% in 2013.

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

Foreign exchange rates vs. U.S. dollar	2014	2013	2012
Spot rate (at Dec. 31):
British pound	$1.5609	$1.6526	$1.6168
Euro	1.2155	1.3767	1.3184
Yearly average rate:
British pound	$1.6475	$1.5645	$1.5849
Euro	1.3257	1.3281	1.2858

International clients accounted for 38% of revenues in 2014 compared with 37% in both 2013 and 2012. Net income from international operations was $1.8 billion in 2014 compared with $1.6 billion in 2013 and $1.4 billion in 2012.

In 2014, revenues from EMEA were $3.9 billion, compared with $3.8 billion in 2013 and $3.7 billion in 2012. Revenues from EMEA were up 3% for 2014 compared to 2013. The increase in 2014 primarily reflects higher asset servicing revenue and Broker Dealer Services, partially offset by lower Depositary Receipts and Corporate Trust revenue. Investment Services generated 63% and Investment Management generated 36% of EMEA revenues. Net income from EMEA was $775 million in 2014 compared with $822 million in 2013 and $761 million in 2012.

Revenues from APAC were $1.4 billion in 2014 compared with $936 million in 2013 and $902 million in 2012. Revenues from APAC were up 48%

for 2014 compared to 2013. The increase in 2014 primarily resulted from the gain on the sale of our investment in Wing Hang, higher asset servicing revenue and treasury services revenue, partially offset by lower investment management and performance fees. Revenue from APAC in 2014 was generated by Investment Services 49%, Investment Management 14% and the Other segment 37%. Net income from APAC was $719 million in 2014 compared with $399 million in 2013 and $349 million in 2012.

For additional information regarding our International operations, see Note 25 of the Notes to Consolidated Financial Statements.

Exposure in Ireland, Italy, Spain, Portugal, Greece, Russia and Ukraine

We have provided expanded disclosure on countries that have experienced particular market focus on credit quality and are countries experiencing economic concerns. Where appropriate, we are offsetting the risk associated with the gross exposure in these countries with collateral that has been pledged, which primarily consists of cash or marketable securities, or by transferring the risk to a third-party guarantor in another country. See “Risk management” for additional information on how our exposures are managed.

BNY Mellon has a limited economic interest in the performance of assets of consolidated investment management funds, and therefore they are excluded from this disclosure. The liabilities of consolidated investment management funds represent the interest of the noteholders of the funds and are solely dependent on the value of the assets of the funds. Any loss in the value of assets of consolidated investment management funds would be incurred by the fund’s noteholders.

Our exposure in Ireland is principally related to Irish-domiciled investment funds. Servicing provided to these funds and fund families may result in overdraft exposure.

Recent events in Russia and Ukraine significantly increased geopolitical tensions in Central and Eastern Europe. Recent declines in oil prices could also negatively impact companies located in that region. In addition to the exposures in the following table, we provide investments services, including acting as a depositary receipt bank, for companies in Russia, and

BNY Mellon 33

Results of Operations (continued)

investment management services primarily through our noncontrolling interest in an asset manager. To date, our Russian-related businesses have not been materially impacted by the ongoing tensions, sanctions or impact of the decline in oil prices. Future developments including additional sanctions against Russian entities or a prolonged decrease in oil prices could adversely impact these businesses and our results of operations. At Dec. 31, 2014, our exposure to Ukraine was less than $1 million.

At Dec. 31, 2014 and Dec. 31, 2013, BNY Mellon had exposure of less than $1 million in both Portugal and Greece.

The following tables present our on- and off-balance sheet exposure in Ireland, Italy and Spain at both Dec. 31, 2014 and Dec. 31, 2013. Additionally, our on- and off-balance sheet exposure to Russia is presented at Dec. 31, 2014. Exposure in the tables below reflects the country of operations and risk of the immediate counterparty.

On- and off-balance sheet exposure at Dec. 31, 2014
(in millions)	Ireland	Italy	Spain	Russia	Total
On-balance sheet exposure
Gross:
Deposits with banks (primarily interest-bearing) (a)	$147	$186	$195	$44	$572
Investment securities (primarily sovereign debt and European Floating Rate Notes) (b)	818	1,458	1,992	—	4,268
Loans and leases (c)	198	3	1	199	401
Trading assets (d)	239	7	12	—	258
Total gross on-balance sheet exposure	1,402	1,654	2,200	243	5,499
Less:
Collateral	109	7	11	—	127
Guarantees	—	2	1	—	3
Total collateral and guarantees	109	9	12	—	130
Total net on-balance sheet exposure	$1,293	$1,645	$2,188	$243	$5,369
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$91	$—	$—	$—	$91
Letters of credit (f)	61	3	14	—	78
Total gross off-balance sheet exposure	152	3	14	—	169
Less:
Collateral	82	—	14	—	96
Total net off-balance sheet exposure	$70	$3	$—	$—	$73
Total exposure:
Total gross on- and off-balance sheet exposure	$1,554	$1,657	$2,214	$243	$5,668
Less: Total collateral and guarantees	191	9	26	—	226
Total net on- and off-balance sheet exposure	$1,363	$1,648	$2,188	$243	$5,442

(a)
Interest-bearing deposits with banks represent a $94 million placement with an Irish subsidiary of a UK holding company, a $37 million placement with an Irish financial institution, a $100 million placement with a financial institution in Italy, a $195 million placement with a financial institution in Spain, $146 million of nostro accounts related to our depositary receipts, custody and treasury services activities located in Ireland, Italy, Spain and Russia.

(b)
Investment securities represent $146 million, fair value, of residential mortgage-backed securities located in Ireland and Italy, $4.1 billion, fair value, of sovereign debt located in Ireland, Italy and Spain and $45 million, fair value, of investment grade corporate bonds located in Ireland, Italy and Spain. The investment securities were 97% investment grade.

(c)
Loans and leases primarily include $124 million of overdrafts primarily to Irish-domiciled investment funds resulting from our custody business, a $74 million commercial lease to a company located in Ireland, which was fully collateralized by U.S. Treasuries and $199 million of trade finance and syndicated loans primarily to large, state-owned financial institutions in Russia. There is no impairment associated with these loans and leases. Overdrafts occur on a daily basis in our Investment Services businesses and are generally repaid within two business days.

(d)
Trading assets represent the receivable related to OTC foreign exchange and interest rate derivatives, net of master netting agreements. Trading assets include $239 million of receivables primarily due from Irish-domiciled investment funds and $19 million of receivables primarily due from financial institutions in Italy and Spain. Trading assets in Ireland and Spain were collateralized by $46 million of cash and U.S. Treasuries. Additionally, cash collateral on trading assets represents $7 million in Italy.

(e)
Lending-related commitments include $79 million to an insurance company in Ireland, collateralized by $14 million of marketable securities, and $12 million to an investment company in Ireland, secured by a lien on the client’s collateral portfolio.

(f)
Letters of credit primarily represent $56 million extended to an insurance company in Ireland, collateralized by $54 million of marketable securities and $13 million extended to an insurance company in Spain, fully collateralized by marketable securities. Risk participations with higher risk countries counterparties are excluded.

34 BNY Mellon

Results of Operations (continued)

On- and off-balance sheet exposure at Dec. 31, 2013
(in millions)	Ireland	Italy	Spain	Total
On-balance sheet exposure
Gross:
Deposits with banks (primarily interest-bearing) (a)	$100	$217	$375	$692
Investment securities (primarily sovereign debt and European Floating Rate Notes) (b)	165	279	137	581
Loans and leases (c)	267	3	1	271
Trading assets (d)	62	35	18	115
Total gross on-balance sheet exposure	594	534	531	1,659
Less:
Collateral	87	30	18	135
Guarantees	—	2	1	3
Total collateral and guarantees	87	32	19	138
Total net on-balance sheet exposure	$507	$502	$512	$1,521
Off-balance sheet exposure
Gross:
Lending-related commitments (e)	$70	$—	$—	$70
Letters of credit (f)	115	3	13	131
Total gross off-balance sheet exposure	185	3	13	201
Less:
Collateral	68	—	13	81
Total net off-balance sheet exposure	$117	$3	$—	$120
Total exposure:
Total gross on- and off-balance sheet exposure	$779	$537	$544	$1,860
Less: Total collateral and guarantees	155	32	32	219
Total net on- and off-balance sheet exposure	$624	$505	$512	$1,641

(a)
Interest-bearing deposits with banks represent a $99 million placement with an Irish subsidiary of a UK holding company, a $100 million placement with a financial institution in Italy, $350 million of placements with financial institutions in Spain and $143 million of nostro accounts related to our custody activities located in Italy, Spain and Ireland.

(b)
Investment securities represent $257 million, fair value, of residential mortgage-backed securities located in Ireland and Italy, $308 million, fair value, of sovereign debt located in Italy and Spain, and $16 million, fair value, of asset-backed collateralized loan obligations (“CLOs”) located in Ireland. The investment securities were 74% investment grade.

(c)
Loans and leases primarily include $184 million of overdrafts primarily to Irish-domiciled investment funds resulting from our custody business, a $70 million commercial lease to a company located in Ireland, which was fully collateralized by U.S. Treasuries and $13 million of loans to financial institutions located in Ireland, which were collateralized by $12 million of marketable securities. There is no impairment associated with these loans and leases. Overdrafts occur on a daily basis in our Investment Services businesses and are generally repaid within two business days.

(d)
Trading assets represent the receivable related to OTC foreign exchange and interest rate derivatives, net of master netting agreements. Trading assets include $62 million of receivables primarily due from Irish-domiciled investment funds and $53 million of receivables primarily due from financial institutions in Italy and Spain. Cash collateral on trading assets primarily represents $30 million in Italy. Trading assets located in Spain are collateralized by $13 million of U.S. Treasuries.

(e)	Lending-related commitments include $70 million to an insurance company, collateralized by $3 million of marketable securities.

(f)
Letters of credit primarily represent $65 million extended to an insurance company in Ireland, fully collateralized by marketable securities, $48 million extended to a financial institution in Ireland and $13 million extended to an insurance company in Spain, fully collateralized by marketable securities.

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

BNY Mellon 35

Results of Operations (continued)

Cross-border outstandings (in millions)	Banks and other financial institutions (a)	Public sector	Commercial, industrial and other		Total cross-border outstandings (b)
2014:
France*	$410	$3,770	$183		$4,363
United Kingdom**	2,583	544	655		3,782
China**	3,459	—	30		3,489
Germany**	1,207	1,505	569		3,281
Netherlands**	526	1,737	664	(c)	2,927
2013:
China*	$5,668	$—	$11		$5,679
Netherlands*	2,116	2,154	829	(c)	5,099
Australia*	4,125	16	251		4,392
Germany*	1,885	2,020	196		4,101
France*	2,474	1,551	59		4,084
Japan**	3,710	—	6		3,716
United Kingdom**	2,859	45	641		3,545
2012:
United Kingdom*	$6,089	$46	$1,152		$7,287
Netherlands*	2,490	2,054	1,337	(c)	5,881
Japan*	5,104	—	7		5,111
Australia*	4,508	—	259		4,767
Germany*	2,756	1,378	198		4,332
France*	3,266	897	34		4,197
China**	3,412	—	4		3,416

(a)	Primarily short-term interest-bearing deposits with banks. Also includes global trade finance loans.

(b)	Excludes assets of consolidated investment management funds.

(c)	Primarily European floating rate notes.

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets (EM) IMI Index. Our emerging markets exposures totaled $13 billion at Dec. 31, 2014 compared with $15 billion at Dec. 31, 2013. The decrease was primarily driven by lower global trade finance loans and interest-bearing deposits with banks located in China.

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

36 BNY Mellon

Results of Operations (continued)

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

Our lending is primarily to institutional customers. As a result, our loans are generally larger than $1 million. Therefore, the first element, impaired credits, is based on individual analysis of all impaired loans of $1 million or greater. The allowance is measured by the difference between the recorded value of impaired loans and their impaired value. Impaired value is either the present value of the expected future cash flows from the borrower, the market value of the loan, or the fair value of the collateral, if the loan is collateral dependent.

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. Individual credit analyses are performed on such loans before being assigned a credit rating. All borrowers are assigned to pools based on their credit rating. The probable loss inherent in each loan in a pool incorporates the borrower's credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation and an estimate of the use of the facility at default (usage given default). The borrower's probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. In the fourth quarter of 2014, we adopted the probable loss model to calculate the allowance for the Wealth Management mortgage portfolio which resulted in a $2 million increase in the allowance for this portfolio. In prior periods, the allowance was calculated using a delinquency pool approach as described below in the third element for the allowance for residential mortgage loans.

The third element, the allowance for residential mortgage loans, is determined by segregating five mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. BNY Mellon assigns all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on default and loss data derived from internal historical data related to our residential mortgage portfolio. The resulting probable loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and insufficient internal data.

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

BNY Mellon 37

Results of Operations (continued)

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

The credit rating assigned to each credit is a significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $83 million, while if each credit were rated one grade worse, the allowance would have increased by $251 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $33 million, while if the loss given default were one rating better, the allowance would have decreased by $29 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by less than $1 million, respectively.

Fair value of financial instruments

The guidance related to Fair Value Measurement included in ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The standard also established a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

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

The pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good faith opinion on price. The pricing sources did not discontinue pricing for any securities in our investment securities portfolio at Dec. 31, 2014.

We obtain prices for our Level 1 and Level 2 securities from multiple pricing sources. We have designed controls to develop an understanding of the

38 BNY Mellon

Results of Operations (continued)

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

Level 2 - Derivative financial instruments - Includes the vast majority of our over-the-counter derivative financial instruments. Derivatives classified as Level 2 are valued utilizing discounted cash flow analysis and financial models for which the valuation inputs are observable or can be corroborated, directly or indirectly, for substantially the full term of the instrument. Valuation inputs include interest rates, foreign exchange rates, equity prices, credit spreads, option volatilities and other factors. The valuation process takes into consideration factors such as counterparty credit quality, liquidity and concentration concerns. Level 2 over-the-counter derivatives generally include interest rate swaps and options, foreign exchanges forwards, foreign exchange swaps and options, forward rate agreements, equity swaps and options, and credit default swaps.

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

To confirm that our valuation policies are consistent with exit prices as prescribed by ASC 820, observable inputs are utilized to determine pricing where available. In addition, where available, we review our derivative valuations using recent transactions in the marketplace, pricing services and the results of similar types of transactions.

For details of our derivative financial instruments by level of the valuation hierarchy, see Note 20 of the Notes to Consolidated Financial Statements.

BNY Mellon 39

Results of Operations (continued)

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

Other-than-temporary impairment

The guidance included in ASC 320 defines the OTTI model for investments in debt securities. Under this guidance, a debt security is considered impaired if its fair value is less than its amortized cost basis. An OTTI is triggered if (1) the intent is to sell the security; (2) the security will more likely than not have to be sold before the impairment is recovered, or (3) the amortized cost basis is not expected to be recovered. When an entity does not intend to sell the security before recovery of its cost basis, it will recognize the credit component of an OTTI of a debt security in earnings and the remaining portion in accumulated other comprehensive income.

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

In recent years, improving home prices helped to stabilize the credit performance of non-agency RMBS transactions. This in turn enabled us to maintain generally stable assumptions for these transactions with regard to estimated defaults and the amount we expect to receive to cover the value of the loans underlying the securities. See Note 4 of the Notes to Consolidated Financial Statements for projected weighted-average default rates and loss severities at Dec. 31, 2014 and 2013 for the 2007, 2006 and late-2005 non-agency RMBS and the securities previously held in the Grantor Trust we established in connection with the restructuring of our investment securities portfolio in 2009. If actual delinquencies, default rates and loss severity assumptions worsen, we would expect additional impairment losses to be recorded in future periods.

Net securities gains in 2014 were $91 million compared with $141 million in 2013. The low interest rate environment in 2014 and 2013 created the opportunity for us to realize gains as we rebalanced and managed the duration risk of the investment securities portfolio.

At Dec. 31, 2014, if we were to increase each of our projected loss severity and default rates by 100 basis points on each of the positions in our Alt-A, subprime and prime RMBS portfolios, including the securities previously held by the Grantor Trust, credit-related impairment charges on these securities would have increased by $4 million (pre-tax). If we were to

40 BNY Mellon

Results of Operations (continued)

decrease each of our projected loss severity and default rates by 100 basis points on each of the positions, credit-related impairment charges on these securities would have decreased by $3 million (pre-tax).

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with ASC 805 Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350 Intangibles - Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($17.9 billion at Dec. 31, 2014) and indefinite-lived intangible assets ($2.7 billion at Dec. 31, 2014) are not amortized but subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount.

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

In the second quarter of 2014, we performed our annual goodwill test on all seven reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2014. The discount rate applied to these cash flows ranged from 10.25% to 12.0% and incorporated a 6.00% market equity risk premium. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As of the date of the annual test, the fair values of six of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The fair value of the Asset Management reporting unit, which is one of the two reporting units in the Investment Management segment, exceeded its carrying value by approximately 16%. The Asset Management reporting unit had $7.7 billion of allocated goodwill. For the Asset Management reporting unit, in the future, small changes in the assumptions could produce a non-cash goodwill impairment, which would have no effect on our regulatory capital ratios. In addition, certain money market fee waiver practices and changes in the level of assets under management could have an effect on Asset Management broadly, as well as the fair value of this reporting unit.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($1.4 billion at Dec. 31, 2014) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets is initially based on undiscounted cash flow projections.

See Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information

BNY Mellon 41

Results of Operations (continued)

regarding goodwill, intangible assets and the annual and interim impairment testing.

Pension accounting

BNY Mellon has defined benefit pension plans covering approximately 17,400 U.S. employees and approximately 12,200 non-U.S. employees.

BNY Mellon has two qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas. As of Dec. 31, 2014, the U.S. plans accounted for 79% of the projected benefit obligation. The pension expense for BNY Mellon plans was $68 million in 2014 compared with $176 million in 2013 and $141 million in 2012.

On Jan. 29, 2015, the Board of Directors approved an amendment to freeze benefit accruals under the U.S. qualified and nonqualified defined benefit plans effective June 30, 2015. This change will result in no additional benefits being earned by participants in those plans based on service or pay after June 30, 2015. The plans were previously closed to new participants effective Dec. 31, 2010 at which time a non-elective contribution was added to the Company’s defined contribution plan for employees not eligible to join the pension plan. Employees currently participating in the pension plan will receive this non-elective contribution starting July 1, 2015.

A total net pension credit of $10 million is expected to be recorded by BNY Mellon in 2015, assuming currency exchange rates at Dec. 31, 2014. The reduction in expense in 2015 is due to the amendment to the U.S. plans and includes a curtailment gain of $30 million that will be recognized in the first quarter of 2015. The reduction is partially offset by an increase in pension expense primarily driven by a decrease in the discount rate and updated mortality assumption for the U.S. plans. The reduction in pension costs for 2015 will also be partially offset by an increase in defined contribution plan costs of approximately $12 million.

A number of key assumption and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the ESOP. Since 2012, these key elements have varied as follows:

(dollars in millions, except per share amounts)	2015	2014	2013	2012
Domestic plans:
Long-term rate of return on plan assets	7.25%	7.25%	7.25%	7.38%
Discount rate	4.13%	4.99%	4.25%	4.75%
Market-related value of plan assets (a)	$4,696	$4,430	$4,121	$3,763
ESOP stock price (a)	$39.18	$32.81	$24.60	$22.96
Net U.S. pension credit/(expense)	N/A	$(34)	$(133)	$(107)
All other net pension credit/(expense)	N/A	(34)	(43)	(34)
Total net pension credit/(expense)	N/A	$(68)	$(176)	$(141)

(a)
Market-related value of plan assets and ESOP stock price are for the beginning of the plan year. See “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements.

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 4.13% as of Dec. 31, 2014. As a result of the amendment to the U.S. pension plans described above, liabilities were re-measured as of Jan. 29, 2015 at a discount rate of 3.73%.

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

The market-related value of plan assets also influences the level of pension expense. Differences

42 BNY Mellon

Results of Operations (continued)

between expected and actual returns are recognized over five years to compute an actuarially derived market-related value of plan assets. The market-related value of plan assets was $4,713 million as of the Jan. 29, 2015 re-measurement.

Unrecognized actuarial gains and losses are amortized over the future service period of active employees if they exceed a threshold amount. As of Dec. 31, 2014, BNY Mellon had $1.9 billion of unrecognized losses which are being amortized. As a result of the amendment to the U.S. pension plans described above, future unrecognized actuarial gains and losses for the U.S. plans that exceed a threshold amount will be amortized over the average future life expectancy of plan participants with a maximum of 15 years.

The annual impacts of hypothetical changes in the key assumptions on pension costs are shown in the table below.

Pension expense
(dollar amounts in millions, except per share amounts)	Increase in pension expense				(Decrease) in pension expense
Long-term rate of return on plan assets	(100)	bps	(50)	bps	50	bps	100	bps
Change in pension expense	$56		$28		$(28)		$(56)
Discount rate	(50)	bps	(25)	bps	25	bps	50	bps
Change in pension expense	$30		$15		$(14)		$(28)
Market-related value of plan assets	(20)%		(10)%		10%		20%
Change in pension expense	$161		$81		$(82)		$(164)
ESOP stock price	$(10)		$(5)		$5		$10
Change in pension expense	$7		$4		$(3)		$(7)

In addition to its pension plans, BNY Mellon has an ESOP. Benefits payable under The Bank of New York Mellon Corporation Pension Plan are offset by the equivalent value of benefits earned under the ESOP for employees who participated in the legacy Retirement Plan of The Bank of New York Company, Inc.

Consolidated balance sheet review

At Dec. 31, 2014, total assets were $385 billion compared with $375 billion at Dec. 31, 2013. Total assets averaged $373 billion in 2014 compared with $342 billion in 2013. Fluctuations in the period-end and average total assets were primarily driven by the level of client deposits and payables to customers and broker dealers. Deposits totaled $266 billion at Dec. 31, 2014 and $261 billion at Dec. 31, 2013. Total deposits averaged $243 billion in 2014 and $226 billion in 2013. At Dec. 31, 2014, total interest-bearing deposits were 51% of total interest-earning assets compared with 54% at Dec. 31, 2013.

At Dec. 31, 2014, we had $40 billion of liquid funds and $103 billion of cash (including $97 billion of overnight deposits with the Federal Reserve and other central banks) for a total of $143 billion of available funds. This compares with available funds of $155 billion at Dec. 31, 2013. The decrease in available funds primarily reflects our strategic effort to reduce our level of interbank deposits. Total available funds as a percentage of total assets was 37% at Dec. 31, 2014 compared with 41% at Dec. 31, 2013. Of the $40 billion in liquid funds held at Dec. 31, 2014, $19 billion was placed in interest-bearing deposits with large, highly-rated global financial institutions with a weighted-average life to maturity of approximately 22 days. Of the $19 billion, $3 billion was placed with banks in the Eurozone.

Investment securities were $119 billion, or 31% of total assets, at Dec. 31, 2014, compared with $99 billion, or 26% of total assets, at Dec. 31, 2013. The increase reflects a higher level of investments in U.S. Treasury securities, Agency RMBS, and sovereign debt/sovereign guaranteed and an increase in the net unrealized pre-tax gain on our investment securities portfolio, partially offset by a lower level of investments in state and political subdivisions and European floating rate notes.

Loans were $59 billion, or 15% of total assets, at Dec. 31, 2014, compared with $52 billion, or 14% of total assets, at Dec. 31, 2013. The increase in loans primarily reflects higher margin loans, overdrafts and wealth management loans and mortgages, partially offset by a decrease in loans to financial institutions.

Long-term debt totaled $20.3 billion at Dec. 31, 2014 and $19.9 billion at Dec. 31, 2013. In 2014, the Parent issued $4.7 billion of senior debt, partially offset by maturities of $4.3 billion.

Total The Bank of New York Mellon Corporation shareholders’ equity at Dec. 31, 2014 decreased to $37.4 billion from $37.5 billion at Dec. 31, 2013. The decrease primarily reflects share repurchases, a decrease in foreign currency translation adjustments

BNY Mellon 43

Results of Operations (continued)

and the impact of the increase in our pension benefit obligation, partially offset by earnings retention, approximately $650 million resulting from stock awards, the exercise of stock options and stock issued for employee benefit plans, and an increase in the value of our investment securities portfolio.

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

The following table presents the distribution of our total investment securities portfolio:

Investment securities portfolio (dollars in millions)	Dec. 31, 2013		2014 change in unrealized gain (loss)	Dec. 31, 2014			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		Ratings
													BB+ and lower
	Fair value			Amortized cost	Fair value					AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$39,673		$647	$46,574	$46,762		100%	$188		100%	—%	—%	—%	—%
U.S. Treasury	16,827		78	24,639	24,857		101	218		100	—	—	—	—
Sovereign debt/sovereign guaranteed (b)	12,028		135	18,093	18,253		101	160		77	—	23	—	—
Non-agency RMBS (c)	2,695		(97)	1,747	2,214		82	467		—	1	1	91	7
Non-agency RMBS	1,335		17	1,095	1,113		94	18		1	8	22	68	1
European floating rate notes (d)	2,878		36	1,967	1,959		99	(8)		70	23	—	7	—
Commercial MBS	4,064		27	4,958	4,997		101	39		93	6	1	—	—
State and political subdivisions	6,718		103	5,200	5,271		101	71		79	20	—	—	1
Foreign covered bonds (e)	2,872		4	2,788	2,866		103	78		100	—	—	—	—
Corporate bonds	1,815		31	1,747	1,785		102	38		20	66	14	—	—
CLO	1,496		(9)	2,109	2,111		100	2		100	—	—	—	—
U.S. Government agencies	1,354		—	686	684		100	(2)		100	—	—	—	—
Consumer ABS	2,891		2	3,241	3,240		100	(1)		99	1	—	—	—
Other (f)	2,784		(7)	3,024	3,032		100	8		42	52	—	—	6
Total investment securities	$99,430	(g)	$967	$117,868	$119,144	(g)	100%	$1,276	(g)(h)	90%	4%	4%	2%	—%

(a)	Amortized cost before impairments.

(b)	Primarily comprised of exposure to UK, France, Germany, Spain and Netherlands.

(c)
These RMBS were included in the former Grantor Trust and were marked-to-market in 2009. We believe these RMBS would receive higher credit ratings if these ratings incorporated, as additional credit enhancement, the difference between the written-down amortized cost and the current face amount of each of these securities.

(d)	Includes RMBS, commercial MBS and other securities. Primarily comprised of exposure to UK and Netherlands.

(e)	Primarily comprised of exposure to Canada, UK and Netherlands.

(f)	Includes commercial paper with a fair value of $1.7 billion and $1.6 billion and money market funds with a fair value of $938 million and $763 million at Dec. 31, 2013 and Dec. 31, 2014, respectively.

(g)
Includes net unrealized gains on derivatives hedging securities available-for-sale of $678 million at Dec. 31, 2013 and net unrealized losses on derivatives hedging securities available-for-sale of $313 million at Dec. 31, 2014.

(h)	Unrealized gains of $1,082 million at Dec. 31, 2014 related to available-for-sale securities.

The fair value of our investment securities portfolio was $119.1 billion at Dec. 31, 2014 compared with $99.4 billion at Dec. 31, 2013. The increase reflects a higher level of investments in U.S. Treasury securities, Agency RMBS, and sovereign debt/sovereign guaranteed and an increase in the net unrealized pre-tax gain on our investment securities portfolio, partially offset by a lower level of investments in state and political subdivisions and European floating rate notes. In 2014, we received $507 million of paydowns and sold $166 million of sub-investment grade securities.

At Dec. 31, 2014, the total investment securities portfolio had a net unrealized pre-tax gain of $1.3 billion compared with $309 million at Dec. 31, 2013,

44 BNY Mellon

Results of Operations (continued)

including the impact of related hedges. The increase in the net unrealized pre-tax gain was primarily driven by a decline in market interest rates. The unrealized gain net of tax on our investment securities available-for-sale portfolio included in accumulated other comprehensive income was $675 million at Dec. 31, 2014, compared with $357 million at Dec. 31, 2013.

At Dec. 31, 2014, 90% of the securities in our portfolio were rated AAA/AA- compared with 89% of the securities rated AAA/AA- at Dec. 31, 2013.

We routinely test our investment securities for OTTI. See “Critical accounting estimates” for additional information regarding OTTI.

The following table presents the amortizable purchase premium (net of discount) related to the investment securities portfolio and accretable discount related to the 2009 restructuring of the investment securities portfolio.

Net premium amortization and discount accretion of investment securities (a)
(dollars in millions)	2014	2013	2012
Amortizable purchase premium (net of discount) relating to investment securities:
Balance at period end	$2,432	$2,377	$2,476
Estimated average life remaining at period end (in years)	4.8	5.2	4.2
Amortization	$626	$625	$575
Accretable discount related to the prior restructuring of the investment securities portfolio:
Balance at period end	$413	$642	$871
Estimated average life remaining at period end (in years)	5.9	6.0	5.3
Accretion	$163	$218	$279

(a)	Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both were recorded on a level yield basis.

The following table presents pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2014	2013	2012
U.S. Treasury	$25	$60	$83
Non-agency RMBS	17	(1)	(68)
State and political subdivisions	13	13	—
U.S. Government agencies	7	—	—
Corporate bonds	4	4	29
Foreign covered bonds	3	8	7
Sovereign debt	2	2	96
European floating rate notes	1	8	(34)
Commercial MBS	1	16	11
Other	18	31	38
Total net securities gains	$91	$141	$162

The following table shows the fair value of the European floating rate notes by geographical location at Dec. 31, 2014. The unrealized loss on these securities was $8 million at Dec. 31, 2014, an improvement of $36 million compared with $44 million at Dec. 31, 2013.

European floating rate notes at Dec. 31, 2014 (a)
(in millions)	RMBS	Other	Total fair value
United Kingdom	$1,151	$103	$1,254
Netherlands	533	—	533
Ireland	144	—	144
Other	28	—	28
Total fair value	$1,856	$103	$1,959

(a)	70% of these securities are in the AAA to AA- ratings category.

See Note 20 of the Notes to Consolidated Financial Statements for details of securities by level in the fair value hierarchy.

Equity investments

Our equity in joint venture and other investments are primarily categorized as other assets. The following table presents the carrying values at Dec. 31, 2014 and Dec. 31, 2013.

BNY Mellon 45

Results of Operations (continued)

Equity in joint venture and other investments	Dec. 31
(in millions)	2014	2013
Equity in joint venture and other investments:
CIBC Mellon joint venture	$550	$576
Siguler Guff	272	278
ConvergEx	105	133
Wing Hang	—	535
Other equity investments	193	233
Total equity in joint venture and other investments	1,120	1,755
Tax advantaged low income housing investments	863	767
Federal Reserve Bank stock	447	441
Seed capital	406	308
Renewable energy investments	383	—
Private equity investments	68	86
Total equity in joint venture and other investments	$3,287	$3,357

For additional information on the fair value of our private equity and certain seed capital investments, see Note 7 of the Notes to Consolidated Financial Statements.

In July 2014, BNY International Financing Corp., a subsidiary of BNY Mellon, sold our equity investment in Wing Hang resulting in an after-tax gain of $315 million, or $490 million pre-tax. Equity investment revenue related to our investment in Wing Hang totaled $20 million through July of 2014 and $95 million in 2013, including $37 million from the sale of a property. Equity investment revenue totaled $44 million in 2012.

We received no stock dividends from Wing Hang in 2014, compared with $13 million (or $1.4 million shares) in 2013 and $14 million (or $1.5 million shares) in 2012. Cash dividends received were $13 million in 2014, compared with $4 million in 2013. No cash dividends were received in 2012.

Private equity activities consist of investments in private equity funds, mezzanine financings, small business investment companies (“SBICs”) and direct equity investments. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to private equity investments that are not compliant with the Volcker Rule. The carrying and fair value of our private equity investments was $68 million at Dec. 31, 2014, a decrease of $18 million from Dec. 31, 2013. At Dec. 31, 2014, private equity investments consisted of investments in private equity funds of $28 million, Volcker-compliant SBICs of $18 million, direct equity of $15 million, and leveraged bond funds of $7 million. Income on these investments was $6 million in 2014.

At Dec. 31, 2014, we had $57 million of unfunded investment commitments to private equity funds, including $45 million to Volcker-complaint SBICs. If unused, the commitments expire between 2015 and 2024.

Commitments to private equity limited partnerships may extend beyond the expiration period shown above to cover certain follow-on investments, claims and liabilities, and organizational and partnership expenses.

Loans

Total exposure – consolidated	Dec. 31, 2014			Dec. 31, 2013
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$13.3	$15.5	$28.8	$14.4	$17.0	$31.4
Commercial	1.7	18.7	20.4	1.6	19.5	21.1
Subtotal institutional	15.0	34.2	49.2	16.0	36.5	52.5
Wealth management loans and mortgages	11.2	1.7	12.9	9.8	1.7	11.5
Commercial real estate	2.5	2.7	5.2	2.0	2.4	4.4
Lease financings	2.2	—	2.2	2.3	—	2.3
Other residential mortgages	1.2	—	1.2	1.4	—	1.4
Overdrafts	5.9	—	5.9	3.7	—	3.7
Other	1.1	—	1.1	0.8	—	0.8
Subtotal non-margin loans	39.1	38.6	77.7	36.0	40.6	76.6
Margin loans	20.0	0.7	20.7	15.7	0.5	16.2
Total	$59.1	$39.3	$98.4	$51.7	$41.1	$92.8

46 BNY Mellon

Results of Operations (continued)

At Dec. 31, 2014, total exposures were $98.4 billion, an increase of 6% from $92.8 billion at Dec. 31, 2013. The increase in total exposure primarily reflects higher margin loans, overdrafts and wealth management loans and mortgages, partially offset by a decrease in exposure to financial institutions.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 50% of our total lending exposure at Dec. 31, 2014 and 57% at Dec. 31, 2013. Additionally, a substantial portion of our overdrafts relate to financial institutions and commercial customers.

Financial institutions

The diversity of the financial institutions portfolio is shown in the following table.

Financial institutions portfolio exposure (dollar amounts in billions)	Dec. 31, 2014					Dec. 31, 2013
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Banks	$7.6	$1.7	$9.3	83%	95%	$9.4	$2.3	$11.7
Asset managers	2.0	4.8	6.8	99	81	1.4	4.1	5.5
Securities industry	3.1	1.1	4.2	95	94	2.9	2.0	4.9
Insurance	0.1	4.0	4.1	99	17	0.1	4.3	4.4
Government	0.1	2.9	3.0	97	41	0.4	3.2	3.6
Other	0.4	1.0	1.4	97	30	0.2	1.1	1.3
Total	$13.3	$15.5	$28.8	93%	72%	$14.4	$17.0	$31.4

The financial institutions portfolio exposure was $28.8 billion at Dec. 31, 2014 compared with $31.4 billion at Dec. 31, 2013. The decrease primarily reflects lower exposure to banks driven by a lower level of trade finance loans.

Financial institution exposures are high quality, with 93% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2014. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions which are continually evaluated and may change over time. The exposure to financial institutions is generally short-term. Of these exposures, 72% expire within one year, and 34% expire within 90 days. In addition, 40% of the financial institutions exposure is secured. For example, securities industry and asset managers often borrow against marketable securities held in custody.

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

The asset manager portfolio exposures are high-quality with 99% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2014. These exposures are generally short-term liquidity facilities, with the vast majority to regulated mutual funds.

BNY Mellon 47

Results of Operations (continued)

Commercial

The diversity of the commercial portfolio is presented in the following table.

Commercial portfolio exposure	Dec. 31, 2014					Dec. 31, 2013
(dollar amounts in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr	Loans	Unfunded commitments	Total exposure
Services and other	$0.8	$5.9	$6.7	94%	28%	$0.6	$6.0	$6.6
Energy and utilities	0.5	5.6	6.1	98	10	0.7	5.9	6.6
Manufacturing	0.3	5.7	6.0	91	11	0.2	5.9	6.1
Media and telecom	0.1	1.5	1.6	92	6	0.1	1.7	1.8
Total	$1.7	$18.7	$20.4	94%	16%	$1.6	$19.5	$21.1

The commercial portfolio exposure decreased 3% to $20.4 billion at Dec. 31, 2014, from $21.1 billion at Dec. 31, 2013, primarily reflecting a decrease in the energy and utilities portfolio. Utilities-related exposure represents approximately three-quarters of the energy and utilities portfolio.

The table below summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31,
	2014	2013	2012
Financial institutions	93%	93%	93%
Commercial	94%	94%	93%

Our credit strategy is to focus on investment grade names to support cross-selling opportunities and avoid single name/industry concentrations and our goal is to maintain a predominantly investment grade loan portfolio. The execution of our strategy has resulted in 93% of our financial institutions portfolio and 94% of our commercial portfolio rated as investment grade at Dec. 31, 2014.

Wealth management loans and mortgages

Our wealth management exposure was $12.9 billion at Dec. 31, 2014 compared with $11.5 billion at Dec. 31, 2013. The increase primarily reflects growth in the wealth management mortgage and loan portfolio. Wealth management loans and mortgages primarily consist of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only adjustable rate mortgages with a weighted-average loan-to-value ratio of 60% at origination. In the wealth management portfolio, less than 1% of the mortgages were past due at Dec. 31, 2014.

At Dec. 31, 2014, the wealth management mortgage portfolio consisted of the following geographic concentrations: California - 22%; New York - 20%; Massachusetts - 15%; Florida - 8%; and other - 35%.

Commercial real estate

Our income producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows, and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer. Our commercial real estate exposure totaled $5.2 billion at Dec. 31, 2014 compared with $4.4 billion at Dec. 31, 2013.

At Dec. 31, 2014, 58% of our commercial real estate portfolio was secured. The secured portfolio is diverse by project type, with 60% secured by residential buildings, 20% secured by office buildings, 11% secured by retail properties, and 9% secured by other categories. Approximately 97% of the unsecured portfolio consists of real estate investment trusts (“REITs”), which are predominantly investment grade, and real estate operating companies.

At Dec. 31, 2014, our commercial real estate portfolio consists of the following concentrations:

48 BNY Mellon

Results of Operations (continued)

New York metro - 45%; REITs and real estate operating companies - 41%; and other - 14%.

Lease financings

The leasing portfolio exposure totaled $2.2 billion and included $146 million of airline exposures at Dec. 31, 2014, compared with $2.3 billion of leasing exposures, including $166 million of airline exposures, at Dec. 31, 2013. At Dec. 31, 2014, approximately 87% of the leasing exposure was investment grade.

At Dec. 31, 2014, the $2.1 billion non-airline lease financing portfolio consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and Germany. Approximately 48% of the non-airline portfolio is additionally secured by highly rated securities and/or letters of credit from investment grade issuers. Excluding airline lease financing, counterparty rating equivalents at Dec. 31, 2014, were as follows:

•	50% of the counter parties were A, or equivalent;

•	42% were BBB; and

•	8% were non-investment grade.

At Dec. 31, 2014, our $146 million of exposure to the airline industry consisted of $61 million to major U.S. carriers, $76 million to foreign airlines and $9 million to U.S. regional airlines.

Our airline lease customers experienced a recent recovery in the industry that continued in 2014. However, a significant portion of these customers remain highly leveraged and vulnerable to economic downturns. We continue to closely monitor this portfolio.

We utilize the lease financing portfolio as part of our tax management strategy.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.2 billion at Dec. 31, 2014, compared with $1.4 billion at Dec. 31, 2013. Included in this portfolio at Dec. 31, 2014 are $350 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2014, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 76% at origination and 18% of the serviced loan balance was at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, the tri-state area (New York, New Jersey and Connecticut) and Maryland.

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

Other loans

Other loans primarily includes loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities.

Margin loans

Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $8.7 billion of loans at Dec. 31, 2014 and $6.7 billion at Dec. 31, 2013 related to a term loan program that offers fully collateralized loans to broker-dealers.

Tri-party repo committed credit facilities

We are working to partially convert the secured intraday credit provided to dealers in connection with their tri-party repo trades from uncommitted credit to committed credit in the first quarter of 2015.  The dealers will be required to fully secure the outstanding intraday credit with high-quality liquid assets having a market value in excess of the amount of the outstanding credit.

BNY Mellon 49

Results of Operations (continued)

Loans by product

The following table shows trends in the loans outstanding at year-end over the last five years.

Loans by product – at year-end
(in millions)	2014	2013	2012	2011	2010 (a)
Domestic:
Financial institutions	$5,603	$4,511	$5,455	$4,606	$4,630
Commercial	1,390	1,534	1,306	752	1,250
Wealth management loans and mortgages	11,095	9,743	8,796	7,342	6,506
Commercial real estate	2,524	2,001	1,677	1,449	1,592
Lease financings	1,282	1,322	1,329	1,558	1,605
Other residential mortgages	1,222	1,385	1,632	1,923	2,079
Overdrafts	1,348	1,314	2,228	2,958	4,524
Other	1,113	768	639	623	771
Margin loans	20,034	15,652	13,397	12,760	6,810
Total domestic	45,611	38,230	36,459	33,971	29,767
Foreign:
Financial institutions	7,716	9,848	5,833	6,538	4,626
Commercial	252	113	111	528	345
Wealth management loans and mortgages	89	75	68	—	—
Commercial real estate	6	9	63	—	—
Lease financings	889	945	1,025	1,051	1,545
Other (primarily overdrafts)	4,569	2,437	3,070	1,891	1,525
Total foreign	13,521	13,427	10,170	10,008	8,041
Total loans (b)	$59,132	$51,657	$46,629	$43,979	$37,808

(a)	Presented on a continuing operations basis.

(b)
Net of unearned income of $866 million at Dec. 31, 2014, $1,020 million at Dec. 31, 2013, $1,135 million at Dec. 31, 2012, $1,343 million at Dec. 31, 2011 and $2,036 million at Dec. 31, 2010, primarily on domestic and foreign lease financings.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2014.

Maturity of loan portfolio at Dec. 31, 2014 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Financial institutions	$4,749	$704		$150		$5,603
Commercial	193	960		237		1,390
Commercial real estate	228	1,869		427		2,524
Overdrafts	1,348	—		—		1,348
Other	1,113	—		—		1,113
Margin loans	20,034	—		—		20,034
Subtotal	27,665	3,533		814		32,012
Foreign	12,044	395		104		12,543
Total	$39,709	$3,928	(b)	$918	(b)	$44,555

(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.

(b)	Variable rate loans due after one year totaled $4.8 billion and fixed rate loans totaled $96 million.

International loans

We have credit relationships in the international markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding international loans of $12.6 billion at Dec. 31, 2014 and $12.5 billion at Dec. 31, 2013. The increase primarily resulted from higher overdrafts and an increase in commercial loans, partially offset by lower loans to financial institutions.

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

50 BNY Mellon

Results of Operations (continued)

The role of credit has shifted to one that complements our other services instead of as a lead product. We believe credit solidifies customer relationships and,

through a disciplined allocation of capital, can earn acceptable rates of return as part of an overall relationship.

The following table details changes in our allowance for credit losses.

Allowance for credit losses activity (dollar amounts in millions)	2014	2013	2012	2011	2010 (a)
Margin loans	$20,034	$15,652	$13,397	$12,760	$6,810
Non-margin loans	39,077	36,005	33,232	31,219	30,998
Total loans	$59,111	$51,657	$46,629	$43,979	$37,808
Average loans outstanding	$54,209	$48,316	$43,060	$40,919	$36,305
Allowance for credit losses:
Balance, Jan. 1,
Domestic	$288	$339	$439	$511	$578
Foreign	56	48	58	60	50
Total	344	387	497	571	628
Charge-offs:
Commercial	(12)	(4)	(2)	(6)	(5)
Commercial real estate	(2)	(1)	—	(4)	(8)
Financial institutions	—	—	(13)	(8)	(25)
Wealth management loans and mortgages	(1)	(1)	(1)	(1)	(4)
Other residential mortgages	(2)	(8)	(22)	(56)	(46)
Foreign	(3)	(3)	—	(8)	—
Total charge-offs	(20)	(17)	(38)	(83)	(88)
Recoveries:
Commercial	1	1	2	3	15
Commercial real estate	—	—	—	—	1
Financial institutions	1	4	—	2	2
Lease financing	—	—	—	—	—
Wealth management loans and mortgages	—	—	—	—	—
Other residential mortgages	2	4	6	3	2
Total recoveries	4	9	8	8	20
Net charge-offs	(16)	(8)	(30)	(75)	(68)
Provision for credit losses	(48)	(35)	(80)	1	11
Balance, Dec. 31,
Domestic	236	288	339	439	511
Foreign	44	56	48	58	60
Total allowance, Dec. 31, (a)	$280	$344	$387	$497	$571
Allowance for loan losses	$191	$210	$266	$394	$498
Allowance for lending-related commitments	89	134	121	103	73
Net charge-offs to average loans outstanding	0.03%	0.02%	0.07%	0.18%	0.19%
Net charge-offs to total allowance for credit losses	5.71	2.33	7.75	15.09	11.91
Allowance for loan losses as a percentage of total loans	0.32	0.41	0.57	0.90	1.32
Allowance for loan losses as a percentage of non-margin loans	0.49	0.58	0.80	1.26	1.61
Total allowance for credit losses as a percentage of total loans	0.47	0.67	0.83	1.13	1.51
Total allowance for credit losses as a percentage of non-margin loans	0.72	0.96	1.16	1.59	1.84
(a)    The allowance for credit losses at Dec. 31, 2010 excludes discontinued operations.

Net charge-offs were $16 million in 2014, $8 million in 2013 and $30 million in 2012. Net charge-offs in 2014 included $11 million of commercial loans and $3 million of foreign loans. Net charge-offs in 2013 included $4 million of other residential mortgages primarily located in New York, California and New Jersey, $3 million of commercial loans and $3 million in foreign loans. Net charge-offs in 2012 included $16 million of other residential mortgages primarily located in California, Florida and New Jersey and $13 million of loans in the financial institutions portfolio.

The provision for credit losses was a credit of $48 million in 2014 driven by the continued improvement in the credit quality of the loan portfolio. The provision for credit losses was a credit of $35 million in 2013 and a credit of $80 million in 2012.

BNY Mellon 51

Results of Operations (continued)

The total allowance for credit losses was $280 million at Dec. 31, 2014, $344 million at Dec. 31, 2013 and $387 million at Dec. 31, 2012. The ratio of the total allowance for credit losses to non-margin loans was 0.72% at Dec. 31, 2014, 0.96% at Dec. 31, 2013 and 1.16% at Dec. 31, 2012. The ratio of the allowance for loan losses to non-margin loans was 0.49% at Dec. 31, 2014 compared with 0.58% at Dec. 31, 2013 and 0.80% at Dec. 31, 2012. The decrease in the total allowance for credit losses and the lower ratios at Dec. 31, 2014 compared with both prior periods primarily reflects an improvement in the credit quality in the loan portfolio.

We had $20.0 billion of secured margin loans on our balance sheet at Dec. 31, 2014 compared with $15.7 billion at Dec. 31, 2013 and $13.4 billion at Dec. 31, 2012. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses as a percentage of non-margin loans is a more appropriate metric to measure the adequacy of the reserve.
Based on an evaluation of the allowance for credit losses as discussed in “Critical accounting estimates”

and Note 1 of the Notes to Consolidated Financial Statements, we have allocated our allowance for credit losses as follows:

Allocation of allowance	2014	2013	2012	2011	2010 (a)
Commercial	21%	24%	27%	18%	16%
Commercial real estate	18	12	8	7	7
Foreign	16	16	12	12	11
Other residential mortgages	14	16	23	31	41
Lease financing	12	11	13	13	16
Financial institutions	11	14	9	13	2
Wealth management (b)	8	7	8	6	7
	100%	100%	100%	100%	100%

(a)	Excludes discontinued operations in 2010.

(b)	Includes the allowance for wealth management mortgages.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

Nonperforming assets

The following table shows the distribution of nonperforming assets at the end of each of the last five years.

Nonperforming assets (dollars in millions)	2014	2013	2012	2011	2010 (a)
Loans:
Other residential mortgages	$112	$117	$158	$203	$244
Wealth management loans and mortgages	12	11	30	32	59
Commercial real estate	1	4	18	40	44
Commercial	—	15	27	21	34
Foreign	—	6	9	10	7
Financial institutions	—	—	3	23	5
Total nonperforming loans	125	153	245	329	393
Other assets owned	3	3	4	12	6
Total nonperforming assets (b)	$128	$156	$249	$341	$399
Nonperforming assets ratio	0.22%	0.30%	0.53%	0.78%	1.06%
Nonperforming assets ratio, excluding margin loans	0.3	0.4	0.7	1.1	1.3
Allowance for loan losses/nonperforming loans	152.8	137.3	108.6	119.8	126.7
Allowance for loan losses/nonperforming assets	149.2	134.6	106.8	115.5	124.8
Total allowance for credit losses/nonperforming loans	224.0	224.8	158.0	151.1	145.3
Total allowance for credit losses/nonperforming assets	218.8	220.5	155.4	145.7	143.1

(a)	Excludes discontinued operations at Dec. 31, 2010.

(b)
Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in the loans of consolidated investment management funds are nonperforming loans of $53 million at Dec. 31, 2014, $16 million at Dec. 31, 2013, $174 million at Dec. 31, 2012, $101 million at Dec. 31, 2011 and $218 million at Dec. 31, 2010. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

52 BNY Mellon

Results of Operations (continued)

Nonperforming assets activity (in millions)	2014	2013
Balance at beginning of period	$156	$249
Additions	35	62
Return to accrual status	(14)	(39)
Charge-offs	(8)	(12)
Paydowns/sales	(40)	(99)
Transferred to other real estate owned	(1)	(5)
Balance at end of period	$128	$156

Nonperforming assets were $128 million at Dec. 31, 2014, a decrease of $28 million compared with $156 million at Dec. 31, 2013. The decrease primarily resulted from repayments of $15 million in the commercial loan portfolio, $4 million in the other residential mortgage loan portfolio and $2 million in the wealth management portfolio. Also in 2014, $14 million of other residential mortgage loans returned to accrual status. Sales in 2014 were $9 million in the other residential mortgage loan portfolio and $4 million in the foreign loan portfolio. Charge-offs in 2014 were $3 million in the foreign loan portfolio, $2 million in the other residential loans portfolio, $2 million in the commercial real estate loan portfolio. The decrease was partially offset by additions of $26 million in the other residential mortgage loan portfolio and $5 million in the wealth management portfolio.

The following table shows loans past due 90 days or more and still accruing interest.

Past due loans >90 days still accruing interest at year-end
(in millions)	2014	2013	2012	2011	2010
Domestic:
Consumer	$6	$7	$6	$13	$21
Commercial	—	—	—	—	12
Total domestic	6	7	6	13	33
Foreign	—	—	—	—	—
Total past due loans	$6	$7	$6	$13	$33

Loans past due 90 days or more at Dec. 31, 2014 primarily consisted of other residential mortgage loans. See Note 5 of the Notes to Consolidated Financial Statements for additional information on our past due loans. See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

Total deposits were $265.9 billion at Dec. 31, 2014, an increase of 2% compared with $261.1 billion at Dec. 31, 2013. The increase in deposits reflects higher levels of noninterest-bearing deposits driven by higher client deposits in our Investor Services business, partially offset by lower interest-bearing deposits.

Noninterest-bearing deposits were $104.3 billion at Dec. 31, 2014 compared with $95.4 billion at Dec. 31, 2013. Interest-bearing deposits were $161.6 billion at Dec. 31, 2014 compared with $165.7 billion at Dec. 31, 2013.

The aggregate amount of deposits by foreign customers in domestic offices was $10.3 billion and $8.5 billion at Dec. 31, 2014 and 2013, respectively.

Deposits in foreign offices totaled $116.7 billion at Dec. 31, 2014, and $119.4 billion at Dec. 31, 2013. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2014.

Domestic time deposits > $100,000 at Dec. 31, 2014
(in millions)	Certificates of deposit	Other time deposits	Total
3 months or less	$57	$41,271	$41,328
Between 3 and 6 months	6	—	6
Between 6 and 12 months	9	—	9
Over 12 months	3	—	3
Total	$75	$41,271	$41,346

Short-term borrowings

We fund ourselves primarily through deposits and, to a lesser extent, other short-term borrowings and long-term debt. Short-term borrowings consist of federal funds purchased and securities sold under repurchase agreements, payables to customers and broker-dealers, commercial paper and other borrowed funds. Certain other borrowings, for example, securities sold under repurchase agreements, require the delivery of securities as collateral.

BNY Mellon 53

Results of Operations (continued)

See “Liquidity and dividends” below for a discussion of long-term debt and liquidity metrics that we monitor.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollars in millions)	2014	2013	2012
Maximum daily balance during the year	$29,522	$23,022	$21,818
Average daily balance	$18,631	$10,942	$10,022
Weighted-average rate during the year	(0.07)%	(0.15)%	0.00%
Ending balance at Dec. 31	$11,469	$9,648	$7,427
Weighted-average rate at Dec. 31	(0.02)%	(0.11)%	(0.02)%

Federal funds purchased and securities sold under repurchase agreements
	Quarter ended
(dollars in millions)	Dec. 31, 2014	Sept. 30, 2014	Dec. 31, 2013
Maximum daily balance during the quarter	$26,777	$28,746	$23,022
Average daily balance	$20,285	$20,620	$13,155
Weighted-average rate during the quarter	(0.05)%	(0.07)%	(0.10)%
Ending balance	$11,469	$9,687	$9,648
Weighted-average rate at period end	(0.02)%	(0.05)%	(0.11)%

Federal funds purchased and securities sold under repurchase agreements were $11.5 billion at Dec. 31, 2014 compared with $9.7 billion at Sept. 30, 2014 and $9.6 billion at Dec. 31, 2013. The maximum daily balance was $26.8 billion in the fourth quarter of 2014 compared with $28.7 billion in the third quarter of 2014 and $23.0 billion in the fourth quarter of 2013. The average daily balance was $20.3 billion in the fourth quarter of 2014, $20.6 billion in the third quarter of 2014 and $13.2 billion in the fourth quarter of 2013. Fluctuations between periods resulted from overnight borrowing opportunities. The weighted-average rates in all periods presented reflect revenue earned on securities sold under repurchase agreements related to certain securities for which we were able to charge for lending them.

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollars in millions)	2014	2013	2012
Maximum daily balance during the year	$25,224	$17,290	$16,476
Average daily balance (a)	$17,950	$15,365	$13,466
Weighted-average rate during the year (a)	0.09%	0.09%	0.10%
Ending balance at Dec. 31	$21,181	$15,707	$16,095
Weighted-average rate at Dec. 31	0.09%	0.07%	0.10%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $9,502 million in 2014, $9,038 million in 2013 and $8,033 million in 2012.

Payables to customers and broker-dealers
	Quarter ended
(dollars in millions)	Dec. 31, 2014	Sept. 30, 2014	Dec. 31, 2013
Maximum daily balance during the quarter	$22,112	$20,244	$17,290
Average daily balance (a)	$20,707	$18,041	$15,964
Weighted-average rate during the quarter (a)	0.08%	0.10%	0.09%
Ending balance	$21,181	$20,155	$15,707
Weighted-average rate at period end	0.09%	0.13%	0.07%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $10,484 million in the fourth quarter of 2014, $9,705 million in the third quarter of 2014 and $9,400 million in the fourth quarter of 2013.

Payables to customers and broker-dealers represent funds awaiting re-investment and short sale proceeds payable on demand. Payables to customers and broker-dealers were $21.2 billion at Dec. 31, 2014 compared with $20.2 billion at Sept. 30, 2014 and $15.7 billion at Dec. 31, 2013. Payables to customers and broker-dealers are driven by customer trading activity levels and market volatility.

54 BNY Mellon

Results of Operations (continued)

Information related to commercial paper is presented below.

Commercial paper
(dollars in millions)	2014	2013	2012
Maximum daily balance during the year	$5,003	$4,873	$2,547
Average daily balance	$2,546	$690	$819
Weighted-average rate during the year	0.08%	0.06%	0.19%
Ending balance at Dec. 31	$—	$96	$338
Weighted-average rate at Dec. 31	—%	0.03%	0.10%

Commercial paper	Quarter ended
(dollars in millions)	Dec. 31, 2014	Sept. 30, 2014	Dec. 31, 2013
Maximum daily balance during the quarter	$4,800	$5,003	$4,827
Average daily balance	$4,400	$3,654	$1,254
Weighted-average rate during the quarter	0.09%	0.07%	0.05%
Ending balance	$—	$—	$96
Weighted-average rate at period end	—%	—%	0.03%

There was no commercial paper outstanding at either Dec. 31, 2014 and Sept. 30, 2014 and $96 million at Dec. 31, 2013. Average commercial paper outstanding was $4.4 billion in the fourth quarter of 2014, $3.7 billion in the third quarter of 2014 and $1.3 billion in the fourth quarter of 2013. The maximum daily balance was $4.8 billion in the fourth quarter of 2014 compared with $5.0 billion in the third quarter of 2014 and $4.8 billion in the fourth quarter of 2013. The increase in the average daily balance in the fourth quarter of 2014 was primarily driven by attractive short-term borrowing opportunities. Our commercial paper matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollars in millions)	2014	2013	2012
Maximum daily balance during the year	$2,413	$7,383	$5,506
Average daily balance	$1,027	$1,177	$1,392
Weighted-average rate during the year	0.61%	0.55%	1.22%
Ending balance	$786	$663	$1,380
Weighted-average rate at Dec. 31	1.15%	0.81%	1.89%

Other borrowed funds	Quarter ended
(dollars in millions)	Dec. 31, 2014	Sept. 30, 2014	Dec. 31, 2013
Maximum daily balance during the quarter	$2,413	$1,744	$7,383
Average daily balance	$870	$933	$1,124
Weighted-average rate during the quarter	1.06%	0.47%	0.83%
Ending balance	$786	$852	$663
Weighted-average rate at period end	1.15%	0.43%	0.81%

Other borrowed funds primarily include overdrafts of sub-custodian account balances in our Investment Services businesses and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements. Other borrowed funds were $786 million at Dec. 31, 2014 compared with $852 million at Sept. 30, 2014 and $663 million at Dec. 31, 2013. Other borrowed funds averaged $870 million in the fourth quarter of 2014, $933 million in the third quarter of 2014 and $1.1 billion in the fourth quarter of 2013. The maximum daily balance was $2.4 billion in the fourth quarter of 2014 compared with $1.7 billion in the third quarter of 2014 and $7.4 billion in the fourth quarter of 2013. Fluctuations from prior periods primarily reflect changes in overdrafts of sub-custodian account balances in our Investment Services businesses.

BNY Mellon 55

Results of Operations (continued)

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, or to rollover or issue new debt, especially during periods of market stress and in order to meet its short-term (up to one year) obligations. Liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or our financial condition. Liquidity risk can arise from cash flow mismatches, market constraints from the inability to convert assets to cash, inability to raise cash in the markets, deposit run-off, or contingent liquidity events. Changes in economic conditions or exposure to credit, market, operational, legal, and reputational risks also can affect BNY Mellon’s liquidity risk profile and are considered in our liquidity risk framework.

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

Additionally, we seek to maintain liquidity ratios within approved limits and liquidity risk tolerance, maintain a liquid asset buffer that can be liquidated, financed and/or pledged as necessary, and control the levels and sources of wholesale funds. Moreover, BNY Mellon also manages potential intraday liquidity risks, which are the risks that the firm cannot fund or settle obligations during the business day. Sources of intraday liquidity risks include timing mismatches of inflows and outflows, inability to hold or raise intraday cash, and unexpected market or idiosyncratic events. We monitor and manage intraday liquidity against existing and expected intraday liquid resources (such as cash balances, remaining intraday credit capacity, intraday contingency funding, and available collateral) to enable BNY Mellon to meet its obligations under normal and reasonably severe stressed conditions.

Potential uses of liquidity include withdrawals of customer deposits and client drawdowns on unfunded credit or liquidity facilities. We actively monitor unfunded lending-related commitments, thereby reducing unanticipated funding requirements.

When monitoring liquidity, we evaluate multiple metrics in order to have ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, debt spreads, peer ratios, liquid assets, unencumbered collateral, funding sources and balance sheet liquidity ratios. We also maintain various internal liquidity limits as part of our standard analysis to monitor depositor and market funding concentration, liability maturity profile and potential liquidity draws due to off-balance sheet exposure. Our performance with our internal liquidity limits demonstrates our strong ongoing liquidity.

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered HQLA sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents the estimated consolidated HQLA as of Dec. 31, 2014.

Estimated consolidated HQLA	Dec. 31, 2014
(in billions)
Securities (a)	$97
Cash (b)	89
Total estimated consolidated HQLA	$186

(a)	Primarily includes U.S. Treasury, U.S. agency, sovereign and U.S. GSE securities, investment-grade corporate debt and publicly traded common equity.

(b)	Primarily includes cash on deposit with central banks.

Starting on Jan. 1, 2015, we and our domestic bank subsidiaries are required to meet an LCR of 80% calculated monthly for a six month period, after which the LCR must be calculated daily. The required minimum LCR level will increase annually by 10% increments until Jan. 1, 2017, at which time, we will be required to meet an LCR of 100%. As of January 2015, based on our interpretation of the Final LCR Rule, we believe we and our domestic bank

56 BNY Mellon

Results of Operations (continued)

subsidiaries are in compliance with applicable LCR requirements on a phased-in basis. For additional information on the LCR, see “Supervision and Regulation - Liquidity Standards - Basel III and U.S. Proposals”.

We also perform liquidity stress tests to ensure the Company maintains sufficient liquidity resources under multiple stress scenarios. Stress tests are based on scenarios that measure liquidity risks under unlikely but plausible events. We perform these tests under various time horizons ranging from one day to one year in a base case, as well as supplemental tests to determine whether the Company’s liquidity is sufficient for severe market events and firm-specific events. Under our scenario testing program, the results of the tests indicate that the Company has sufficient liquidity.

Beginning on Jan. 1, 2015, BHCs with total consolidated assets of $50 billion or more are subject to the Federal Reserve’s Enhanced Prudential

Standards, which include liquidity standards, described under “Supervision and Regulation - Enhanced Prudential Standards”. BNY Mellon has taken actions to comply with various liquidity risk management standards and maintain a liquidity buffer of unencumbered highly liquid assets based on the results of internal liquidity stress testing.

We define available funds for internal liquidity management purposes as liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements), cash and due from banks, and interest-bearing deposits with the Federal Reserve and other central banks. The table below presents our total available funds including liquid funds at period-end and on an average basis. The lower level of available funds at Dec. 31, 2014 compared with Dec. 31, 2013 primarily resulted from our plan to reduce interbank placement assets with an increase in HQLA in our investment securities portfolio.

Available and liquid funds	Dec. 31, 2014	Dec. 31, 2013	Average
(in millions)			2014	2013	2012
Available funds:
Liquid funds:
Interest-bearing deposits with banks	$19,495	$35,300	$35,588	$41,222	$38,959
Federal funds sold and securities purchased under resale agreements	20,302	9,161	14,704	8,412	5,492
Total liquid funds	39,797	44,461	50,292	49,634	44,451
Cash and due from banks	6,970	6,460	5,472	5,662	4,311
Interest-bearing deposits with the Federal Reserve and other central banks	96,682	104,359	86,594	67,073	63,785
Total available funds	$143,449	$155,280	$142,358	$122,369	$112,547
Total available funds as a percentage of total assets	37%	41%	38%	36%	36%

On an average basis for 2014 and 2013, non-core sources of funds, such as money market rate accounts, federal funds purchased and securities sold under repurchase agreements, trading liabilities, commercial paper and other borrowings, were $30.0 billion and $21.3 billion, respectively. The increase primarily reflects higher levels of securities sold under repurchase agreements. Average foreign deposits, primarily from our European-based Investment Services business, were $109.4 billion for 2014 compared with $101.3 billion for 2013. The increase primarily reflects growth in client deposits. Domestic savings, interest-bearing demand and time deposits averaged $45.8 billion for 2014 compared with $45.2 billion for 2013. The increase primarily reflects higher time deposits.

Average payables to customers and broker-dealers were $9.5 billion for 2014 and $9.0 billion for 2013. Payables to customers and broker-dealers are driven by customer trading activity and market volatility. Long-term debt averaged $20.6 billion for 2014 and $19.1 billion for 2013. The increase in average long-term debt was driven by issuance of long-term debt in anticipation of upcoming debt maturities. Average noninterest-bearing deposits increased to $81.7 billion for 2014 from $73.3 billion for 2013, reflecting growth in client deposits. A significant reduction in our Investment Services business would reduce our access to deposits. See “Asset/liability management” for additional factors that could impact our deposit balances.

BNY Mellon 57

Results of Operations (continued)

The Parent has four major sources of liquidity:

•	cash on hand;

•	dividends from its subsidiaries;

•	access to the commercial paper market; and

•	access to the debt and equity markets.

Subsequent to Dec. 31, 2014, our bank subsidiaries could declare dividends to the Parent of approximately $2.0 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2014, non-bank subsidiaries of the Parent had liquid assets of approximately $1.4 billion.

In April 2014, BNY Mellon announced a 13% increase in our quarterly common stock dividend from $0.15 to $0.17 per common share. Our common stock dividend payout ratio was 31% for 2014, or 25% after adjusting for increased litigation expense. The Federal Reserve’s current guidance provides that, for large bank holding companies like us, dividend payout ratios exceeding 30% of after-tax net income will receive particularly close scrutiny.

Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation - Capital Planning and Stress Testing - Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

In 2014 and 2013 the Parent’s average commercial paper borrowings were $2.5 billion and $690 million, respectively. The Parent had cash of $7.4 billion at Dec. 31, 2014, compared with $6.8 billion at Dec. 31, 2013. In addition to issuing commercial paper for funding purposes, the Parent issued commercial paper, on an overnight basis, to certain custody clients with excess demand deposit balances. This overnight program was ended at the end of the third quarter of 2014. There was no overnight commercial paper outstanding issued by the Parent at Dec. 31, 2014, and $96 million of overnight commercial paper was outstanding at Dec. 31, 2013. Net of commercial paper outstanding, the Parent’s cash position at Dec. 31, 2014, increased by $717 million compared with Dec. 31, 2013, primarily reflecting the issuance of senior medium-term notes and dividends received from subsidiaries, partially offset by maturities of long-term debt and common share repurchases.

The Parent’s major uses of funds are payment of dividends, repurchases of common stock, principal and interest payments on its borrowings, acquisitions and additional investments in and loans to its subsidiaries.

In 2014, we repurchased 46.2 million common shares at an average price of $36.13 per common share for a total cost of $1.7 billion

The Parent’s liquidity policy is to have sufficient unencumbered cash and cash equivalents on hand to meet its forecasted debt redemptions, net interest payments and net tax payments over a minimum of the next 18 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2014, the Parent was in compliance with its liquidity policy.

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which, as of Dec. 31, 2014, were as follows:

Credit ratings
	Moody’s	S&P	Fitch		DBRS
Parent:
Long-term senior debt	A1	A+	AA-		AA (low)
Subordinated debt	A2	A	A+		A (high)
Preferred stock	Baa2	BBB	BBB		A (low)
Trust preferred securities	A3	BBB	BBB+		A (high)
Short-term debt	P1	A-1	F1+		R-1 (middle)
Outlook - Parent:	Stable	Negative	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2	AA-	AA-		AA
Long-term deposits	Aa2	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	AA-	AA-	(a)	AA
Long-term deposits	Aa2	AA-	AA		AA
Short-term deposits	P1	A-1+	F1+		R-1 (high)

Outlook - Banks:	Stable	Stable	Stable		Stable

(a)	Represents senior debt issuer default rating.

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

58 BNY Mellon

Results of Operations (continued)

eight U.S. bank holding companies that they view as having high systemic importance, including The Bank of New York Mellon Corporation. For further discussion on the impact of a credit rating downgrade, see Note 23 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $20.3 billion at Dec. 31, 2014 and $19.9 billion at Dec. 31, 2013. In 2014, the Parent issued $4.7 billion of senior debt, partially offset by maturities of $4.3 billion. The Parent has $3.7 billion of long-term debt that will mature in 2015.

The following table presents the long-term debt issued by the Parent in 2014.

Debt issuances
(in millions)	2014
Senior medium-term notes:
2.2% senior medium-term notes due 2019	$500
2.2% senior medium-term notes due 2019	750
2.3% senior medium-term notes due 2019	1,150
3-month LIBOR + 48 bps senior medium-term notes due 2019	350
3-month LIBOR + 50 bps senior medium-term notes due 2019	200
3.25% senior medium-term notes due 2024	500
3.4% senior medium-term notes due 2024	500
3.65% senior medium-term notes due 2024	750
Total debt issuances	$4,700

In February 2015, we issued $1.25 billion of senior medium-term notes maturing in 2020 at an annual interest rate of 2.15% and $750 million of senior medium-term notes maturing in 2025 at an annual interest rate of 3.00%.

The double leverage ratio is the ratio of investment in subsidiaries divided by our consolidated equity, which includes our noncumulative perpetual preferred stock plus trust preferred securities. Our double leverage ratio was 112.0% at Dec. 31, 2014 and 109.4% at Dec. 31, 2013. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on our ability to invest in our subsidiaries and expand our businesses.

Pershing LLC, an indirect subsidiary of BNY Mellon, has uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. Pershing LLC has eight separate uncommitted lines of credit amounting to $1.5 billion in aggregate.

Average daily borrowing under these lines was $4 million, in aggregate, in 2014.

Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has two separate uncommitted lines of credit amounting to $250 million in aggregate in place for liquidity purposes, which are guaranteed by the Parent. Average borrowings under these lines was $54 million, in aggregate, in 2014.

Statement of cash flows

Cash provided by operating activities was $4.5 billion in 2014 compared with $642 million used for operating activities in 2013 and $1.6 billion provided by operating activities in 2012. In 2014, cash flows from operations were principally the result of earnings and changes in trading activities, partially offset by changes in accruals and other balances. In 2013, cash flows used for operations were principally the result of changes in trading activities and accruals, partially offset by earnings. In 2012, cash flows from operations were principally the result of earnings, partially offset by changes in trading activities.

In 2014, cash used for investing activities was $11.7 billion compared with $13.2 billion in 2013 and $29.4 billion in 2012. In 2014, purchases of securities, changes in federal funds sold and securities purchased under resale agreements and an increase in loans were significant uses of funds, partially offset by sales, paydowns and maturities of securities and decreases in deposits with banks and with the Federal Reserve and other central banks. In 2013, purchases of securities, changes in interest-bearing deposits with the Federal Reserve and other central banks, loans and federal funds sold and securities purchased under resale agreements were a significant use of funds, partially offset by sales, paydowns and maturities of securities and a decrease in interest-bearing deposits with banks. In 2012, purchases of securities, and increases in interest-bearing deposits with banks were significant uses of funds, partially offset by sales, paydowns and maturities of securities.

In 2014, cash provided by financing activities was $7.8 billion compared with $15.6 billion in 2013 and $28.3 billion in 2012. In 2014, increases in payables to broker-dealers and the proceeds from the issuance of long-term debt were significant sources of funds, partially offset by the repayment of long-term debt and treasury stock repurchases. In 2013, an increase

BNY Mellon 59

Results of Operations (continued)

in deposits, the net proceeds from the issuance of long-term debt and changes in federal funds purchased and securities sold under repurchase agreements were significant sources of funds, partially offset by repayment of long-term debt and common stock repurchases. In 2012, increases in deposits and payables to customers and broker dealers were significant sources of funds.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors. In addition to the amounts shown in the table below, at Dec. 31, 2014, $669 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $199 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Contractual obligations at Dec. 31, 2014		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$114,583	$114,583	$—	$—	$—
Term deposits	47,046	46,945	29	3	69
Federal funds purchased and securities sold under repurchase agreements	11,469	11,469	—	—	—
Payables to customers and broker-dealers	21,181	21,181	—	—	—
Other borrowed funds (a)	786	786	—	—	—
Long-term debt (b)	22,859	4,134	4,492	7,676	6,557
Unfunded pension and post retirement benefits	339	35	89	66	149
Capital leases	69	29	33	7	—
Investment commitments (c)	358	154	192	3	9
Total contractual obligations	$218,690	$199,316	$4,835	$7,755	$6,784

(a)	Includes commercial paper.

(b)	Includes interest.

(c)	Includes Community Reinvestment Act commitments.

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2014		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications (a)	$304,386	$304,386	$—	$—	$—
Lending commitments	33,273	10,431	8,501	14,141	200
Standby letters of credit	5,767	3,385	1,410	972	—
Operating leases	2,356	354	659	405	938
Purchase obligations (b)	951	450	370	101	30
Investment commitments (c)	138	91	5	42	—
Commercial letters of credit	255	251	—	—	4
Total commitments	$347,126	$319,348	$10,945	$15,661	$1,172

(a)	Excludes the indemnifications for securities booked at BNY Mellon beginning in late 2013 resulting from the CIBC Mellon joint venture which totaled $64 billion at Dec. 31, 2014.

(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

(c)	Includes renewable energy and private equity commitments.

See “Liquidity and dividends” and Note 22 of the Notes to Consolidated Financial Statements for a further discussion of the source of funds for our commitments and obligations and known material trends in our capital resources.

60 BNY Mellon

Results of Operations (continued)

Off-balance sheet arrangements

Off-balance sheet arrangements discussed in this section are limited to guarantees, retained or contingent interests and obligations arising out of unconsolidated VIEs. For BNY Mellon, these items include certain credit guarantees and securitizations.

Guarantees include: lending-related guarantees issued as part of our corporate banking business and securities lending indemnifications issued as part of our Investment Services business. See Note 22 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

Capital

Capital data (dollar amounts in millions except per share amounts; common shares in thousands)	2014	2013
At period end:
BNY Mellon shareholders’ equity to total assets ratio – GAAP (a)	9.7%	10.0%
BNY Mellon common shareholders’ equity to total assets ratio – GAAP (a)	9.3%	9.6%
BNY Mellon tangible common shareholders’ equity to tangible assets of operations ratio – Non-GAAP (a)	6.5%	6.8%
Total BNY Mellon shareholders’ equity – GAAP (b)	$37,441	$37,497
Total BNY Mellon common shareholders’ equity – GAAP (b)	$35,879	$35,935
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)(b)	$16,439	$15,934
Book value per common share – GAAP (a)(b)	$32.09	$31.46
Tangible book value per common share – Non-GAAP (a)(b)	$14.70	$13.95
Closing stock price per common share	$40.57	$34.94
Market capitalization	$45,366	$39,910
Common shares outstanding	1,118,228	1,142,250

Full-year:
Average common equity to average assets	9.8%	10.2%
Cash dividends per common share	$0.66	$0.58
Common dividend payout ratio (b)(c)	31%	34%
Common dividend yield (annualized)	1.6%	1.7%

(a)	See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for a reconciliation of GAAP to non-GAAP.

(b)
Results for the year ended Dec. 31, 2013 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(c)
The common dividend payout ratio was 25% for 2014 after adjusting for increased litigation expense, and 26% for 2013 after adjusting for the net impact of the U.S. Tax Court’s decisions regarding certain foreign tax credits.

Total The Bank of New York Mellon Corporation shareholders’ equity at Dec. 31, 2014 decreased to $37.4 billion from $37.5 billion at Dec. 31, 2013. The decrease primarily reflects share repurchases, a decrease in foreign currency translation adjustments and the impact of the increase in our pension benefit obligation, partially offset by earnings retention, approximately $650 million resulting from stock awards, the exercise of stock options and stock issued for employee benefit plans, and an increase in the value of our investment securities portfolio.

The unrealized gain net of tax on our investment securities portfolio recorded in accumulated other comprehensive income was $675 million at Dec. 31, 2014, compared with $357 million at Dec. 31, 2013. The increase in the valuation of the investment securities portfolio reflects a decline in market interest rates.

In 2014, we repurchased 46.2 million common shares at an average price of $36.13 per common share for a total cost of $1.67 billion. We continued to repurchase shares in the first quarter of 2015 under the 2014 capital plan and expect to substantially complete our authorized repurchases of $425 million worth of common shares in the first quarter of 2015.

On Jan. 23, 2015, The Bank of New York Mellon Corporation declared a quarterly common stock dividend of $0.17 per common share. This cash dividend was paid on Feb. 13, 2015 to shareholders of record as of the close of business on Feb. 3, 2015.

BNY Mellon 61

Results of Operations (continued)

BNY Mellon’s tangible common shareholders’ equity to tangible assets of operations ratio was 6.5% at Dec. 31, 2014 and 6.8% at Dec. 31, 2013. The decrease primarily reflects an increase in total assets and a lower level of cash on deposit with the Federal Reserve and other central banks.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized”.

As of Dec. 31, 2014 and Dec. 31, 2013, BNY Mellon and our bank subsidiaries were considered “well capitalized” on the basis of the Tier 1 and Total capital to risk-weighted assets ratios and the leverage capital ratio (Tier 1 capital to quarterly average assets as defined for regulatory purposes).

The U.S. banking agencies’ capital rules have been based on guidance from the Basel Committee on Banking Supervision, as amended from time to time. For additional information on these capital requirements see “Supervision and Regulation.” Prior to Jan. 1, 2014, BNY Mellon and our banking subsidiaries were subject to the capital requirements of Basel I (“general risk-based capital rules”) and Basel II.5. Effective Jan. 1, 2014, BNY Mellon became subject to Basel III under the Final Capital Rules, which are being gradually phased-in over a multi-year period through 2018. On Feb. 21, 2014, the Federal Reserve announced that BNY Mellon had been approved to exit parallel run reporting for U.S. regulatory capital purposes related to the Final Capital Rules’ Advanced Approaches, effective in the second quarter of 2014. In conjunction with the exit from parallel run, the risk-based capital adequacy of BNY Mellon and certain subsidiaries is determined using the higher of risk-weighted assets as calculated under the general risk-based guidelines (which for 2014 looked to Basel I-based requirements and, commencing on Jan. 1, 2015, look to the Final Capital Rules’ new Standardized Approach), and under the Advanced Approach (“the Collins Floor comparison”).

Our estimated Basel III CET1 ratios on a fully phased-in basis are based on our current interpretation, expectations and understanding of the Final Capital Rules. The estimated fully phased-in Basel III CET1 ratios assume all relevant regulatory model approvals. The Final Capital Rules require approval by banking regulators of certain models used as part of risk-weighted asset calculations. If these models are not approved, the estimated fully phased-in capital ratios would likely be adversely impacted. Risk-weighted assets at Dec. 31, 2014 under the transitional Advanced Approach do not reflect the use of a simple VaR methodology for repo-style transactions (including agented indemnified securities lending transactions), eligible margin loans, and similar transactions. The Company has requested written approval to use this methodology. The estimated net impact of such a VaR methodology for Dec. 31, 2014 regulatory capital ratios calculated under the transitional Advanced Approach would have been an increase of approximately 25 basis points to the CET1, Tier 1 and Total capital ratios. The leverage capital ratio was not impacted.

At Dec. 31, 2014, the CET1, Tier 1 and Total risk-based regulatory capital ratios are based on Basel III components of capital, as phased-in, and asset risk-weightings using the Advanced Approach framework. The transitional Standardized Approach CET1, Tier 1 and Total risk-based consolidated regulatory capital ratios (which represent the Collins Floor comparison) were 15.0%, 16.3% and 16.9%, respectively, at Dec. 31, 2014. The leverage capital ratios for Dec. 31, 2014 are based on Basel III components of capital and quarterly average total assets, as phased-in. The risk-based and leverage capital ratios for Dec. 31, 2013 are based on Basel I rules (including Basel I Tier 1 common in the case of the CET1 ratio).

62 BNY Mellon

Results of Operations (continued)

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, regulatory capital ratios are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios	Well capitalized		Adequately capitalized		Dec. 31,
					2014		2013
Consolidated regulatory capital ratios: (a)
CET1 ratio	N/A	(c)	4%		11.2%	(b)	14.5%	(b)
Tier 1 capital ratio	6%		5.5%		12.2%	(b)	16.2%
Total (Tier 1 plus Tier 2) capital ratio	10%		8%		12.5%	(b)	17.0%
Leverage capital ratio	N/A	(c)	4%		5.6%		5.4%

Selected regulatory capital ratios – fully phased-in – Non-GAAP: (b)
Estimated CET1 ratio:
Standardized Approach	(d)		(d)		10.6%		10.6%
Advanced Approach	(d)		(d)		9.8%		11.3%
Estimated SLR (e)	N/A		3%	(f)	4.4%		N/A

The Bank of New York Mellon regulatory capital ratios:
Tier 1 capital ratio	6%		4%		13.0%		14.6%
Total (Tier 1 plus Tier 2) capital ratio	10%		8%		13.2%		15.1%
Leverage capital ratio	5%		3-4%	(g)	5.2%		5.3%

(a)
Risk-based capital ratios at Dec. 31, 2014 include the net impact of the total consolidated assets of certain consolidated investment management funds in risk-weighted assets. These assets were not included in Dec. 31, 2013 risk-based ratios. The leverage capital ratio was not impacted.

(b)	See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for a reconciliation of these ratios.

(c)	Applicable capital rules do not apply a CET1 or leverage capital standard for determining whether a bank holding company is well capitalized.

(d)	On a fully phased-in basis, we expect to satisfy a minimum CET1 ratio of at least 7%, expected to rise to 8% or more, assuming an additional G-SIB buffer of at least 1%.

(e)	The estimated fully phased-in SLR as of Dec. 31, 2014 is based on our interpretation of the Final Capital Rules, as supplemented by the Federal Reserve’s final rules on the SLR.

(f)	When fully phased-in, we expect to maintain an SLR of over 5%, 3% attributable to the minimum required SLR, and greater than 2% attributable to a buffer applicable to U.S. G-SIBs.

(g)	The required leverage capital ratio for state member banks to be adequately capitalized is 3% or 4%, depending on factors specified in regulations.

Our estimated Basel III CET1 ratio (Non-GAAP) calculated under the Advanced Approach on a fully phased-in basis was 9.8% at Dec. 31, 2014 and 11.3% at Dec. 31, 2013. Our estimated Basel III CET1 ratio (Non-GAAP) calculated under the Standardized Approach on a fully phased-in basis was 10.6% at both Dec. 31, 2014 and Dec. 31, 2013. The decrease in the estimated Basel III CET1 ratio (Non-GAAP) calculated under the Advanced Approach from Dec. 31, 2013 was primarily driven by increases in estimated risk-weighted assets which more than offset an increase in the estimated Basel III CET1 capital. The increase in risk-weighted assets was primarily related to the impact of including the total consolidated assets of certain consolidated investment management funds and increases in credit risk RWA. The increase in capital was driven by earnings retention and stock awards, partially offset by a decrease in accumulated other comprehensive income primarily related to foreign currency translation adjustments and the higher pension obligation.

The estimated fully phased-in SLR of 4.4% (Non-GAAP) at Dec. 31, 2014 was based on our interpretation of the Final Capital Rules, as supplemented by the Federal Reserve’s final rules on the SLR.

For information regarding various factors that could impact our capital ratios, see “Supplemental Information - Explanation of GAAP and Non-GAAP financial measures.” For additional information on the Final Capital Rules, see “Supervision and Regulation - Capital Requirement - Existing U.S. Requirements”. The Basel III Advanced Approach capital ratios are significantly impacted by operational losses.  Our operational loss risk model is informed by external losses, including fines and penalties levied against institutions in the financial services industry, particularly those that relate to businesses in which we operate, and as a result

BNY Mellon 63

Results of Operations (continued)

external losses have and could in the future impact the amount of capital that we are required to hold.
The table below presents the factors that impacted fully phased-in Basel III CET1 in 2014.

Estimated Basel III CET1 generation presented on a fully phased-in basis – Non-GAAP
(in millions)	2014
Estimated fully phased-in Basel III CET1 – Non-GAAP – Beginning of year	$14,810
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	2,494
Goodwill and intangible assets, net of related deferred tax liabilities	491
Gross Basel III CET1 generated	2,985
Capital deployed:
Dividends	(763)
Common stock repurchased	(1,669)
Total capital deployed	(2,432)
Other comprehensive income (loss):
Foreign currency translation	(681)
Unrealized gain on assets available-for-sale	355
Pension liabilities	(401)
Unrealized (loss) on cash flow hedges	(15)
Total other comprehensive (loss)	(742)
Additional paid-in capital (a)	624
Other additions (deductions):
Net pension fund assets	(3)
Deferred tax assets	31
Cash flow hedges	15
Embedded goodwill	37
Investment in unconsolidated subsidiaries	7
Other (b)	(30)
Total other additions	57
Net Basel III CET1 generated	492
Other (primarily net pension fund assets)	629
Estimated fully phased-in Basel III CET1 – Non-GAAP – End of year	$15,931

(a)	Primarily related to stock awards, the exercise of stock options and stock issued for employee benefit plans.

(b)
Includes the restatement of retained earnings due to the retrospective application of adopting new accounting guidance related to our investments in qualified affordable housing projects (ASU 2014-01).

The table below presents estimated fully phased-in risk-weighted assets under the Standardized and Advanced Approaches.

Estimated fully phased-in Basel III risk-weighted assets - Non-GAAP
	Dec. 31,
(in millions)	2014	2013
Determined under the:
Standardized Approach	$150,881	$139,865
Advanced Approach	$162,263	$130,849

The following table presents the components of our transitional Basel III CET1, Tier 1 and Tier 2 capital, the Basel III risk-weighted assets determined under the Standardized and Advanced Approaches, the average assets used for leverage capital purposes and the leverage exposure for estimated SLR purposes at Dec. 31, 2014.

Components of transitional Basel III capital (a) (in millions)	Dec. 31, 2014

CET1:
Common shareholders’ equity	$36,326
Goodwill and intangible assets	(17,111)
Net pension fund assets	(17)
Equity method investments	(314)
Deferred tax assets	(4)
Other	4
Total CET1	18,884
Other Tier 1 capital:
Preferred stock	1,562
Trust preferred securities	156
Disallowed deferred tax assets	(14)
Net pension fund assets	(69)
Other	(17)
Total Tier 1 capital	20,502

Tier 2 capital:
Trust preferred securities	156
Subordinated debt	298
Allowance for credit losses	280
Other	(11)
Total Tier 2 capital - Standardized Approach	723
Excess of expected credit losses	13
Less: Allowance for credit losses	280
Total Tier 2 capital - Advanced Approach	$456

Total capital:
Standardized Approach	$21,225
Advanced Approach	$20,958

Risk-weighted assets:
Standardized Approach	$125,562
Advanced Approach:
Credit Risk	$120,122
Market Risk	3,046
Operational Risk	45,112
Total Advanced Approach	$168,280

Average assets for leverage capital purposes	$368,140
Total leverage exposure for estimated SLR purposes - Non-GAAP (b)	$398,813

(a)	On a regulatory basis as determined under the Final Capital Rules.

(b)	See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 128 for additional information.

64 BNY Mellon

Results of Operations (continued)

The following table presents the components of our Basel I Tier 1 and Total risk-based capital, the Basel I risk-weighted assets as well as average assets used for leverage capital purposes at Dec. 31, 2013.

Components of Basel I Tier 1 and Total risk-based capital (a) (in millions)	Dec. 31, 2013

Tier 1 capital:
Common shareholders’ equity	$35,959
Preferred stock	1,562
Trust preferred securities	330
Adjustments for:
Goodwill and intangible assets (b)	(20,001)
Pensions/cash flow hedges	891
Securities valuation allowance	(387)
Merchant banking investments	(19)
Total Tier 1 capital	18,335
Tier 2 capital:
Qualifying unrealized gains on equity securities	1
Qualifying subordinated debt	550
Qualifying allowance for credit losses	344
Total Tier 2 capital	895
Total risk-based capital	$19,230
Total risk-weighted assets	$113,322
Average assets for leverage capital purposes	$336,787

(a)	On a regulatory basis as determined under Basel I rules.

(b)
Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,222 million and deferred tax liabilities associated with tax deductible goodwill of $1,302 million at Dec. 31, 2013.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under the transitional rules at Dec. 31, 2014.

Capital above thresholds at Dec. 31, 2014
(in millions)	Consolidated		The Bank of New York Mellon
CET1	$12,153	(a)	N/A
Tier 1 capital (b)	10,405		$8,305
Total capital (b)	4,130		3,834
Leverage capital	5,776	(a)	551	(b)

(a)	Based on 4.0% respective minimum required ratios under the Final Capital Rules.

(b)	Based on well capitalized standards.

The following table shows the impact of a $1 billion increase or decrease in risk-weighted assets/quarterly average assets or a $100 million increase or decrease in common equity on the consolidated capital ratios at Dec. 31, 2014.

Potential impact to capital ratios at Dec. 31, 2014
	Increase or decrease of
(basis points)	$100 million in common equity		$1 billion in risk-weighted assets/quarterly average assets
CET1:
Standardized Approach	8	bps	12	bps
Advanced Approach	6		7

Tier 1 capital:
Standardized Approach	8		13
Advanced Approach	6		7

Total capital:
Standardized Approach	8		14
Advanced Approach	6		7

Leverage capital	3		2

Estimated CET1 ratio, fully phased-in – Non-GAAP:
Standardized Approach	7		7
Advanced Approach	6		6

Estimated SLR, fully phased-in – Non-GAAP	3		1

At Dec. 31, 2014, we had $312 million of trust preferred securities outstanding, of which 50% currently qualify as Tier 1 capital and 50% as Tier 2 capital. Under the Final Capital Rules, these trust preferred securities may continue to be included in Tier 1 capital up to the following percentages: calendar year 2014 - 50%; calendar year 2015 - 25%; and calendar year 2016 and beyond - 0%. Certain amounts of trust preferred securities that are excluded from additional Tier 1 capital due to this phase-in schedule may be eligible for inclusion in Tier 2 capital, pursuant to the standards established in the Final Capital Rules. Any decision to take action with respect to these trust preferred securities will be based on several considerations including interest rates and the availability of cash and capital.

BNY Mellon 65

Results of Operations (continued)

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

Issuer purchases of equity securities

Share repurchases - fourth quarter of 2014
(dollars in millions, except per share information; common shares in thousands)	Total shares repurchased	Average price per share	Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2014
October 2014	3,009	$38.02	3,009	$749
November 2014	8,016	39.59	8,016	432
December 2014	9	39.86	9	432
Fourth quarter of 2014 (a)	11,034	39.16	11,034	425	(b)

(a)
Includes 84 thousand shares repurchased at a purchase price of $3 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price per share of open market purchases was $39.16.

(b)
Represents the maximum value of the shares authorized to be repurchased through the first quarter of 2015, including employee benefit plan repurchases, in connection with the Federal Reserve’s non-objection to our 2014 capital plan.

On March 14, 2013, in connection with the Federal Reserve’s non-objection to our 2013 capital plan, the Board of Directors authorized a stock purchase program providing for the repurchase of an aggregate of $1.35 billion of common stock beginning in the second quarter of 2013 and continuing through the first quarter of 2014. On March 26, 2014, in connection with the Federal Reserve’s non-objection to our 2014 capital plan, the Board of Directors authorized a new stock purchase program providing for the repurchase of an aggregate of $1.74 billion of common stock beginning in the second quarter of 2014 and continuing through the first quarter of 2015. Share repurchases may be executed through repurchase plans designed to comply with Rule 10b5-1 and through derivative, accelerated share repurchase and other structured transactions.

Trading activities and risk management

Our trading activities are focused on acting as a market maker for our customers and facilitating customer trades. Positions managed for our own account are immaterial to our foreign exchange and other trading revenue and to our overall results of operations. The risk from market-making activities for customers is managed by our traders and limited in total exposure through a system of position limits, VaR methodology based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. The calculation of our VaR used by management and presented below assumes a one-day holding period, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. See Note 23 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.

66 BNY Mellon

Results of Operations (continued)

The following tables indicate the calculated VaR amounts for the trading portfolio for the designated periods:

VaR (a)	2014
(in millions)	Average	Minimum	Maximum	Dec. 31,
Interest rate	$6.8	$3.8	$13.4	$3.8
Foreign exchange	1.0	0.4	2.7	0.7
Equity	1.6	0.6	4.0	0.8
Diversification	(2.3)	N/M	N/M	(1.3)
Overall portfolio	7.1	4.0	13.0	4.0

VaR (a)	2013
(in millions)	Average	Minimum	Maximum	Dec. 31,
Interest rate	$10.7	$6.8	$14.8	$7.7
Foreign exchange	1.1	0.4	2.4	0.6
Equity	2.5	1.1	4.4	2.3
Diversification	(3.0)	N/M	N/M	(2.4)
Overall portfolio	11.3	7.0	14.8	8.2

(a)
VaR figures do not reflect the impact of the CVA guidance in ASC 820. This is consistent with the regulatory treatment. VaR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.

N/M - Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a minimum and maximum portfolio diversification effect.

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

During 2014, interest rate risk generated 72% of average VaR, equity risk generated 17% of average VaR and foreign exchange risk accounted for 11% of average VaR. During 2014, our daily trading loss exceeded our calculated VaR amount of the overall portfolio on one occasion.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters. The year-over-year and sequential increases in the number of days when the daily trading revenue exceeded $5 million were primarily driven by higher foreign exchange trading volatility and volumes.

Distribution of trading revenue (loss) (a)
(dollar amounts in millions)	Quarter ended
	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
Revenue range:	Number of days
Less than $(2.5)	—	—	—	—	—
$(2.5) - $0	6	9	6	3	7
$0 - $2.5	30	25	31	34	28
$2.5 - $5.0	24	24	26	20	18
More than $5.0	2	3	1	7	9

(a)
Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives, and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

Trading assets include debt and equity instruments and derivative assets, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading assets were $10 billion at Dec. 31, 2014 compared with $12 billion at Dec. 31, 2013.

Trading liabilities include debt and equity instruments, and derivative liabilities, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading liabilities were $7 billion at both Dec. 31, 2014 and Dec. 31, 2013.

BNY Mellon 67

Results of Operations (continued)

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

At Dec. 31, 2014, our OTC derivative assets of $6.2 billion included a CVA deduction of $49 million. Our OTC derivative liabilities of $7.2 billion included a DVA of $6 million related to our own credit spread.

Net of hedges, the CVA decreased $8 million and the DVA increased $1 million in 2014. The net impact of these adjustments increased foreign exchange and other trading revenue by $9 million in 2014.

At Dec. 31, 2013, our OTC derivative assets of $4.2 billion included a CVA deduction of $26 million. Our OTC derivative liabilities of $5.6 billion included a DVA of $9 million related to our own credit spread. Net of hedges, the CVA decreased $29 million and the DVA decreased $12 million in 2013. The net impact of these adjustments increased foreign exchange and other trading revenue by $17 million in 2013.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure. This information indicates the degree of risk to which we are exposed. Significant changes in ratings classifications for our foreign exchange and other trading activity could result in increased risk for us.

Foreign exchange and other trading counterparty risk rating profile (a)	Quarter ended
	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
Rating:
AAA to AA-	32%	41%	44%	37%	37%
A+ to A-	47	38	35	45	46
BBB+ to BBB-	16	16	16	14	14
Non-investment grade (BB+ and lower)	5	5	5	4	3
Total	100%	100%	100%	100%	100%

(a)	Represents credit rating agency equivalent of internal credit ratings.

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

68 BNY Mellon

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

The following table shows net interest revenue sensitivity for BNY Mellon:

Estimated changes in net interest revenue
(dollars in millions)	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014
up 200 bps parallel rate ramp vs. baseline (a)	$677	$447	$426	$457	$363
up 100 bps parallel rate ramp vs. baseline (a)	466	376	364	365	326
Long-term up 50 bps, short-term unchanged (b)	44	50	47	37	28
Long-term down 50 bps, short-term unchanged (b)	(47)	(46)	(40)	(44)	(54)

(a)	In the parallel rate ramp, both short-term and long-term rates move in four equal quarterly increments.

(b)	Long-term is equal to or greater than one year.

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

Estimated changes in EVE	Dec. 31, 2014
Rate change:
up 200 bps vs. baseline	(9.4)%
up 100 bps vs. baseline	(4.3)%

During 2014, we modified our EVE computation methodology and no longer assign an implied equity duration in our calculations. At Dec. 31, 2014, using our previous methodology, we estimated a 2.7% decrease in EVE when interest rates increased 200 basis points versus the baseline and a 1.1% decrease in EVE when interest rates increased 100 basis points versus the baseline.

The asymmetrical accounting treatment of the impact of a change in interest rates on our balance sheet may create a situation in which an increase in interest rates can adversely affect reported equity and regulatory capital, even though economically there may be no impact on our economic capital position. For example, an increase in rates will result in a decline in the value of our available-for-sale securities portfolio, which will be reflected through a reduction in accumulated other comprehensive income in our

BNY Mellon 69

Results of Operations (continued)

shareholders’ equity thereby affecting our tangible common equity (“TCE”) ratios. Under current accounting rules, to the extent the fair value option provided in ASC 825 is not applied, there is no corresponding change on our fixed liabilities, even though economically these liabilities are more valuable as rates rise.

We project the impact of this change using the same interest rate shock assumptions described earlier and compare the projected mark-to-market on the investment securities portfolio at Dec. 31, 2014, under the higher rate environments versus a stable rate scenario. The table below shows the impact of a change in interest rates on the TCE ratio:

Estimated changes in TCE ratio (in basis points)	Dec. 31, 2014
up 200 bps vs. baseline	(97)
up 100 bps vs. baseline	(47)

These results do not reflect strategies that management could employ to limit the impact as interest rate expectations change.

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of our trading activities. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2014, net investments in foreign operations totaled $12 billion and were spread across 12 foreign currencies.

70 BNY Mellon

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

The Audit Committee is also comprised entirely of independent directors, all of whom are financially literate within the meaning of the NYSE listing standards, and two of whom have been determined to be an audit committee financial expert as set out in the rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with accounting or related financial management expertise within the meaning of the NYSE listing standards. All members of the Audit Committee have been determined to have banking and financial management expertise within the meaning of the FDIC rules. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our registered public accountant and internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

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

Risk appetite statement

BNY Mellon defines risk appetite as the level of risk it is normally willing to accept while pursuing the interest of our major stakeholders, including our clients, shareholders, employees and regulators. The Company has adopted the following as its risk appetite statement: “Risk-taking is a fundamental characteristic of providing financial services and arises in every transaction we undertake. Our risk appetite is driven by the fact our Company is the global leader in providing services that enable the management and servicing of financial assets in more than 100 markets worldwide and has been designated by international regulators as one of the 30 Global Systemically Important Financial Institutions (“G-SIFIs”). This designation recognizes our fundamental importance to the health and operation of the global capital markets and carries with it a responsibility to maintain the highest standards of excellence. As a result, we are committed to maintaining a strong balance sheet throughout market cycles and to delivering operational excellence to meet the expectations of our major stakeholders, including our clients, shareholders, employees and regulators. The balance sheet will be characterized as liquid, with strong asset quality, ready access to external funding sources at competitive rates and a strong capital structure that supports our risk-taking activities and is adequate to absorb potential losses. These characteristics support our goal of having superior debt ratings among the best within our peer group, which comprises other trust and investment firms. To that end, the Company’s Risk Management Framework has been designed to:
• ensure that appropriate risk tolerances (“limits”) are in place to govern our risk taking activities across all businesses and risk types;

BNY Mellon 71

Risk Management (continued)

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

The following table presents the primary types of risk typically embedded in on- and off-balance-sheet instruments.

Risks of our on- and off-balance-sheet instruments
Assets:
Interest-bearing deposits with banks	credit
Federal funds sold and securities purchased under resale agreements	market, credit
Securities	market, credit
Trading assets	market, credit
Loans	credit
Goodwill	operational/business, market
Intangible assets	operational/business, market

Liabilities:
Deposits	liquidity
Federal funds purchased and securities sold under repurchase agreements	liquidity
Trading liabilities	market, liquidity
Payables to customers and broker-dealers	liquidity
Commercial paper	liquidity

Off-balance-sheet instruments:
Lending commitments	credit, liquidity
Standby letters of credit	credit, liquidity
Commercial letters of credit	credit, liquidity
Securities lending indemnifications	market, credit

72 BNY Mellon

Risk Management (continued)

The following chart provides a guide to the primary risks inherent in our businesses. Liquidity risk is managed on a stand-alone basis at the Consolidated and Bank levels. Management of liquidity risk is the responsibility of the Corporate Treasury Group which is reported in the Other segment. The percentages below are based on the allocation of economic capital at Dec. 31, 2014 to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a target debt rating.

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

Operational/business risk management

We have established operational/business risk management as an independent risk discipline. The organizational framework for operational/business risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

•
Board Oversight and Governance - The Risk Committee of the Board approves and oversees our operational/business risk management strategy in addition to credit and market risk. The Risk Committee meets regularly to review operational/business risk management initiatives, discuss key risk issues, and review the effectiveness of the risk management systems.

•
Accountability of Businesses - Business managers are responsible for maintaining an effective system of internal controls commensurate with their risk profiles and in accordance with BNY Mellon policies and procedures.

•
The Operational Risk Management Group is responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the Operational Risk Management Group are to promote effective risk management, identify emerging risks, create incentives for generating continuous improvement in controls, and to optimize capital.

•	The Information Risk Management Group is responsible for developing policies, methods and tools for identifying, assessing, measuring,

BNY Mellon 73

Risk Management (continued)

monitoring and governing information and technology risk for BNY Mellon. The Information Risk Management Group partners with the businesses to help maintain and protect the confidentiality, integrity, and availability of the firm’s information and technology assets from internal and external threats such as cyber attacks.

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

The Global Markets Documentation Committee reviews and approves variations in the Company’s documentation standards as it relates to derivative transactions. In addition, this committee reviews all outstanding confirmations to identify potential exposure to the Company. Finally, the Risk Quantification and Modeling Committee validates and reviews back-testing results for the Company’s VaR model.

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

The second fundamental measurement of credit risk calculated by the Basel & Capital Adequacy Group is called economic capital. Our economic capital model estimates the capital required to support the overall credit risk portfolio. Using a Monte Carlo simulation engine and measures of correlation among borrower defaults, the economic model examines extreme and highly unlikely scenarios of portfolio credit loss in

74 BNY Mellon

Risk Management (continued)

order to estimate credit-related capital, and then allocates that capital to individual borrowers and exposures. The credit-related capital calculation supports a second tier of policy standards and limits by serving as an input to both profitability analysis and concentration limits of capital at risk with any one borrower, industry or country.

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

When monitoring liquidity, we evaluate multiple metrics to ensure ample liquidity for expected and unexpected events. Metrics include cashflow mismatches, asset maturities, debt spreads, peer ratios, liquid assets, unencumbered collateral, funding sources and balance sheet liquidity ratios. We monitor the LCR, as well as various internal liquidity limits as part of our standard analysis to monitor depositor and market funding concentration, liability maturity profile and potential liquidity draws due to off-balance sheet exposure. Our performance with our internal liquidity limits demonstrates our strong ongoing liquidity.

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

BNY Mellon 75

Risk Management (continued)

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

Economic capital required

BNY Mellon has implemented a methodology to quantify economic capital. We define economic capital as the capital required to protect against unexpected economic losses over a one-year period at a level consistent with the solvency of a target debt rating. We quantify economic capital requirements for the risks inherent in our business activities using statistical modeling techniques and then aggregate them at the consolidated level. A capital reduction, or diversification benefit, is applied to reflect the unlikely event of experiencing an extremely large loss in each type of risk at the same time. Economic capital requirements are directly related to our risk profile. As such, they have become a part of our internal capital adequacy assessment process and, along with regulatory capital, are a key component to ensuring that the actual level of capital is commensurate with our risk profile and sufficient to provide the financial flexibility to undertake future strategic business initiatives.

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

The following table presents our economic capital required at Dec. 31, 2014, on a consolidated basis.

Economic capital required at Dec. 31, 2014
(in millions)
Credit	$4,489
Market	2,714
Operational	4,510
Other (a)	655
Economic capital required - consolidated	$12,368

CET1	$18,884

Capital cushion	$6,516

(a)	Includes interest rate risk, reputational risk and diversification benefit.

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

76 BNY Mellon

Supervision and Regulation

Evolving Regulatory Environment

BNY Mellon, together with its subsidiaries, engages in banking, investment advisory and other financial activities in the U.S. and 35 other countries, and is subject to extensive regulation in the jurisdictions in which it operates. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our shareholders or non-deposit creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

The financial services industry has been the subject of enhanced regulatory scrutiny in recent years globally, and we expect this trend to continue in the future. Our business has been subject to a significant number of new global reform measures. In particular, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and its implementing regulations are significantly restructuring the financial regulatory regime in the United States and enhancing supervision and prudential standards for large BHCs like BNY Mellon. The implications of the Dodd-Frank Act for our businesses depend to a large extent on the manner in which its implementing regulations are established and interpreted by the primary U.S. financial regulatory agencies - the Federal Reserve, the FDIC, the OCC, the SEC and the Commodity Futures Trading Commission (the “CFTC”). The implications are also dependent on changes in market practices and structures in response to the requirements of the Dodd-Frank Act and financial reforms in other jurisdictions. Although a large number of rules have been proposed and some have been finalized, many aspects of the Dodd-Frank Act remain subject to further rulemaking, take effect over various transition periods, or contain other elements that make it difficult to precisely anticipate their final impact. In addition, other national and global reform measures that have been adopted by various policy makers or are being considered may materially impact us. Relevant regulatory initiatives are discussed further below.

Enhanced Prudential Standards

Sections 165 and 166 of the Dodd-Frank Act direct the Federal Reserve to enact heightened prudential standards and early remediation requirements applicable to BHCs with total consolidated assets of $50 billion or more, such as BNY Mellon, and certain designated nonbank financial companies (generally referred to as “SIFIs”). The Dodd-Frank Act mandates that the requirements applicable to SIFIs be more stringent than those applicable to other financial companies. In December 2011, the Federal Reserve issued for public comment a notice of proposed rulemaking, which we refer to as the “Proposed SIFI Rules,” establishing enhanced prudential standards for:

•	risk-based capital requirements and leverage limits;

•	liquidity requirements;

•	single-counterparty credit exposure limits;

•	stress testing of capital;

•	overall risk management requirements; and

•	remedial actions that SIFIs must take during the early stages of financial distress if specified trigger events occur (referred to as the “early remediation provisions”).

In addition, in the release accompanying the Proposed SIFI Rules, the Federal Reserve indicated it would consider whether to institute limits on short-term debt. The rules addressing stress testing of capital were finalized and effective commencing with the third quarter of 2013.

In February 2014, the Federal Reserve adopted rules (“Final SIFI Rules”) to implement the liquidity and risk management requirements of the Proposed SIFI Rules. Beginning Jan. 1, 2015, the rules require BHCs with $50 billion or more in total consolidated assets to comply with enhanced liquidity and overall risk management standards, including a buffer of highly liquid assets based on projected funding needs for 30 days, and increased involvement by boards of directors in liquidity and overall risk management. The liquidity buffer is in addition to the U.S. banking agencies’ rules regarding the LCR, discussed below and described by the Federal Reserve as being “complementary” to those liquidity standards.

BNY Mellon 77

Supervision and Regulation (continued)

The Final SIFI Rules do not address single-counterparty credit limits or early remediation provisions.  The Federal Reserve noted that it is still developing the single-counterparty credit limit rule, and that, in finalizing that rule, it would take into account the Basel Committee’s framework for large exposure limits.

The Basel Committee’s proposed framework for measuring and controlling large exposures was released in March 2013 and finalized by the Basel Committee in April 2014. Once it becomes effective on Jan. 1, 2019, the final large exposures framework is expected to:

•	Limit exposures between a banking organization and a single counterparty or a group of connected counterparties to 25% of Tier 1 capital;

•	Limit exposures between G-SIBs to 15% of Tier 1 capital;

•	Exclude from the limit intraday interbank exposures and sovereign and central bank exposures; and

•	Allow banking organizations to use risk-based capital measurements for securities financing transactions until the Basel Committee finalizes a revised exposure measurement methodology.

The framework is conceptually analogous to the single-counterparty exposure limits in the Proposed SIFI Rules. It will become binding on U.S. banking organizations only to the extent that the U.S. banking agencies implement the framework, including through the Federal Reserve’s adoption of final single counterparty credit limits implementing section 165(e) of the Dodd-Frank Act.

The Basel Committee’s large exposures framework does not specify a methodology to measure exposures from securities financing transactions (“SFTs”), such as securities lending and repurchase agreements. Instead, the Basel Committee expects to use the forthcoming revised comprehensive approach and supervisory haircuts or an equivalent method that does not rely on internal models-to measure SFT exposures. The Basel Committee expects to finish its review of this revised approach before the 2019 deadline, but in the event of a delay, banks may continue to use the method they currently use to calculate their risk-based capital requirements for SFTs.

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

In general, the amount of dividends that may be paid by our U.S. banking subsidiaries is limited to the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared and paid by the entity in any calendar year exceeds the current year’s net income combined with the retained net income of the two preceding years, unless the entity obtains prior regulatory approval. Under the undivided profits test, a dividend may not be paid in excess of the entity’s “undivided profits” (generally, accumulated net profits that have not been paid out as dividends or transferred to surplus). The ability of its

78 BNY Mellon

Supervision and Regulation (continued)

bank subsidiaries to pay dividends to the Parent may also be affected by various minimum capital requirements for banking organizations.

BNY Mellon’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s CCAR, implementing its capital plan rules. These rules require BHCs having $50 billion or more in total consolidated assets (including BNY Mellon) to submit annual capital plans to their respective Federal Reserve Bank. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plans. BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet, for each quarter throughout the nine-quarter planning horizon covered by the capital plan, all minimum regulatory capital ratios under applicable capital rules as in effect for that quarter and maintain a Tier 1 common to risk-weighted assets ratio of at least 5% calculated under existing general risk-based capital rules as currently in effect, in each case on a pro forma basis under the base case and stressed scenarios (including a severely adverse scenario provided by the Federal Reserve). The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios and maintain a Tier 1 common to risk-weighted assets ratio of at least 5%.

The purpose of CCAR is to ensure that these BHCs have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. The CCAR rule, consistent with prior Federal Reserve Board guidance, provides that capital plans contemplating dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny. BNY Mellon’s common stock dividend payout ratio was 31% for 2014, or 25% after adjusting for litigation expense.

In October 2014, the Federal Reserve revised aspects of its rules pertaining to CCAR and Dodd Frank Act stress tests (“DFAST”). These revisions include,

among other changes, proposals to limit the ability of a BHC subject to CCAR to make capital distributions in a given quarter if its actual capital issuances in that quarter are less than the amount indicated in its capital plan and to eliminate the need to obtain prior approval for accretive issuances of capital instruments that would qualify for inclusion in the numerator of regulatory capital ratios. In addition, these rules will revise the timeline for the submission of capital plans and stress tests for BHCs subject to CCAR. Under these rules, for the 2015 capital plan cycle, these BHCs were required to submit capital plans on or before Jan. 5, 2015, unchanged from prior years. For subsequent cycles, beginning in 2016, BHCs will be required to submit their capital plans and stress testing results to the Federal Reserve one quarter later (on or before April 5).

In order to provide a transition to this timing, the Federal Reserve’s objection or non-objection to capital plans submitted in January 2015, including BNY Mellon’s, will cover a five-quarter period commencing with the second quarter of 2015 and extending through the second quarter of 2016. The objection or non-objection will switch to a four-quarter period in years thereafter.

We submitted our 2015 capital plan to the Federal Reserve on Jan. 5, 2015. The Federal Reserve has indicated that it expects to publish either its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, in March 2015. We anticipate announcing our 2015 capital plan shortly thereafter.

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include DFAST, which was adopted in final form in October 2012. The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, we are required to undergo regulatory stress tests conducted by the Federal Reserve annually, and to conduct our own internal stress tests pursuant to regulatory requirements twice annually. In addition, The Bank of New York Mellon is required to conduct its own annual internal stress test (although this bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). These requirements involve both company-run and

BNY Mellon 79

Supervision and Regulation (continued)

supervisory-run testing of capital under various scenarios, including baseline, adverse and severely adverse scenarios provided by the appropriate banking regulator. Results from our annual company-run stress tests are reported to the appropriate regulators and published. We published the results of our most recent company-run annual stress test on March 26, 2014, and the results of our company-run mid-year stress test on Sept. 15, 2014.

Capital Requirements - Existing U.S. Requirements

As a BHC, we are subject to consolidated regulatory capital rules administered by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. These requirements are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet exposures.

The U.S. banking agencies’ capital rules historically have been based on three main components:

•
risk-based capital rules applicable to all banking organizations based on the Basel Committee’s 1988 agreement, International Convergence of Capital and Measurement Standards (“Basel I”). The U.S. banking agencies refer to these rules as the “general risk-based capital rules”.

•
risk-based capital rules applicable to banking organizations having $250 billion or more in total consolidated assets or $10 billion or more in foreign exposures (including BNY Mellon), based upon the advanced internal ratings-based approach for credit risk and the advanced measurement approach for operational risk based on the Basel Committee’s comprehensive June 2006 release, International Convergence of Capital Measurement and Capital Standards: A Revised Framework (“Basel II”). The agencies generally refer to these rules as modified by the Final Capital Rules, as the “Advanced Approaches” risk-based capital rules.

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

General Risk-Based Capital Rules

Under the agencies’ general risk-based capital rules based on Basel I, the risk-based capital ratio is determined by dividing the sum of the capital components (Tier 1 and Tier 2 capital) by risk-weighted assets (including certain off-balance sheet items, such as standby letters of credit). Under these rules, the required minimum ratio of total capital (the sum of Tier 1 and Tier 2 capital) to risk-adjusted assets was 8.0%. The required minimum ratio of Tier 1 capital to risk-weighted assets was 4.0%. These minimum required ratios were applicable to us through Dec. 31, 2013.

The general risk-based capital rules based on Basel I provide that voting common shareholders’ equity should be the predominant element within Tier 1 capital and that banks should avoid over-reliance on non-common equity elements. Risk-adjusted assets are determined by classifying assets and certain off-balance sheet items into weighted categories. These rules are minimum standards based primarily on broad credit-risk considerations and do not take into account the other types of risk to which a banking organization may be exposed. The federal banking agencies retain significant discretion to set higher capital requirements for categories of banks or for an individual bank as situations warrant.

Advanced Approaches Risk-Based Capital Rules

The U.S. banking agencies’ Advanced Approaches risk-based capital rules are based on Basel II’s Advanced Approaches. On Feb. 21, 2014, the Federal Reserve announced that BNY Mellon had been approved to exit parallel run reporting for U.S. regulatory capital purposes effective starting in the second quarter of 2014, subject to ongoing qualification. We were required to comply with Advanced Approaches reporting and public disclosures commencing on June 30, 2014. Under the Final Capital Rules (as defined below), this means, among other things, for purposes of determining whether we meet minimum risk-based capital

80 BNY Mellon

Supervision and Regulation (continued)

requirements, starting with the second quarter of 2014 our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of that calculated under the general risk-based capital rules (during 2014 these ratios are determined using a Basel III numerator and Basel I risk-weightings) and under the Advanced Approaches rule.

Capital Requirements - Basel III Final Capital Rules and Proposals

In July 2013, the U.S. banking agencies approved the Final Capital Rules. The Final Capital Rules are largely based on the Basel Committee’s December 2010 final capital framework for strengthening international capital standards, now officially identified by the Basel Committee as “Basel III”, and also implement, through the new “Standardized Approach” discussed below, a revised calculation of risk-weighted assets that, effective Jan. 1, 2015, replaced the calculation of risk-weighted assets under the general risk-based capital rules based on Basel I. The Final Capital Rules, among other changes:

•	redefine the components of capital in the numerator of regulatory capital ratios in a more narrow way than the previous capital standards;

•	introduce a new minimum CET1 risk-based capital ratio and increase the minimum Tier1 risk-based capital ratio under the general risk-based capital rules and the Advanced Approaches;

•
change the measure of risk-weighted assets in the denominator of the general risk-based capital rules according to the new “Standardized Approach,” so that the Standardized Approach is the new “generally applicable risk-based capital” standard;

•	change the measure of risk-weighted assets in the denominator of the risk-based capital ratios in the agencies’ Advanced Approaches rules;

•	establish a capital conservation buffer;

•	introduce a countercyclical capital buffer for banking organizations subject to the Advanced Approaches (“Advanced Approaches banking organizations”); and

•	establish a supplementary leverage ratio for Advanced Approaches banking organizations.

The Final Capital Rules allow a graduated implementation schedule that began on Jan. 1, 2014 for Advanced Approaches banking organizations, including BNY Mellon, and will be substantially phased-in by 2019. The applicable transition periods for the revised minimum regulatory capital ratios, definitions of regulatory capital, and regulatory capital adjustments and deductions also began on Jan. 1, 2014. In addition, BNY Mellon must:

•	begin using the new Standardized Approach risk-weightings on Jan. 1, 2015. During 2014, the Final Capital Rules looked to Basel I’s risk-weightings in lieu of its Standardized Approach;

•	meet the minimum ratios for the capital conservation buffer and countercyclical capital buffer during the transition period beginning on Jan. 1, 2016; and

•	begin compliance with the new Basel III-based supplementary leverage ratio on Jan. 1, 2018.

New Minimum Capital Ratios and Capital Buffers

Consistent with the terms of the Basel III Framework and the Dodd-Frank Act, the Final Capital Rules require Advanced Approaches banking organizations to satisfy three minimum risk-based capital ratios using both the new Standardized Approach risk-weightings on Jan. 1, 2015 (during 2014, the Final Capital Rules used the Basel I-based risk weightings in lieu of the Standardized Approach) and the Advanced Approach (for BNY Mellon, commencing with the second quarter of 2014):

•	a CET1 ratio of 4.0% as of Jan. 1, 2014, which was increased to 4.5% beginning Jan. 1, 2015;

•	a Tier 1 capital ratio of 5.5% on Jan. 1, 2014, which was increased to 6.0% beginning Jan. 1, 2015; and

•	a Total capital ratio of 8.0% (unchanged from the earlier general risk-based capital rules).

In addition, these minimum ratios will be supplemented by a new capital conservation buffer that phases in, beginning on Jan. 1, 2016, in increments of 0.625% per year until it reaches 2.5% on Jan. 1, 2019. The capital conservation buffer can only be satisfied with CET1 capital.

The capital conservation buffer is designed to absorb losses during periods of economic stress and applies to all banking organizations. Banking organizations with a CET1 ratio above the minimum but below the conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

BNY Mellon 81

Supervision and Regulation (continued)

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

The Final Capital Rules’ buffers are also expected to be supplemented by a risk-based capital surcharge on G-SIBs. In December 2014, the Federal Reserve issued a notice of proposed rulemaking (the “Proposed U.S. G-SIB Rule”) to establish risk-based capital surcharges for systemically important U.S. BHCs.

The Proposed U.S. G-SIB Rule retains the surcharge calculation from the Basel G-SIB framework (which is referred to as “method 1”). However, it introduces an additional calculation approach (which is referred to as “method 2”) that uses a new indicator designed to address perceived risks of short-term wholesale funding. Under the Proposed U.S. G-SIB Rule, a G-SIB’s surcharge is determined by taking the higher of the G-SIB’s surcharge determined under the two methods.

The capital surcharge under the Proposed U.S. G-SIB Rule would be implemented as an extension of the capital conservation buffer and can only be satisfied with CET1 capital. Consistent with the phase-in of the capital conservation buffer, the G-SIB capital surcharge would be phased in beginning on Jan. 1, 2016 and become fully effective on Jan. 1, 2019.

The Proposed U.S. G-SIB Rule, if adopted in its current form, would result in higher surcharges for certain U.S. G-SIBs than would the Basel G-SIB framework. BNY Mellon could be subject to a surcharge that is greater than the prior estimate of 1.0% under the Basel G-SIB framework.

At Dec. 31, 2014, calculated on a transitionally phased-in basis and under the Advanced Approaches, BNY Mellon’s CET1 ratio was 11.2%, the Tier 1 capital ratio was 12.2%, the Total capital ratio was 12.5% and its leverage ratio was 5.6%.

At Dec. 31, 2014, our estimated fully phased-in CET 1 ratio was 9.8% under the Advanced Approaches and 10.6% under the Standardized Approach, based on our current interpretations, expectations and understanding of the Final Capital Rules and the final market risk rules.

New Measure of Capital

The Final Capital Rules, like Basel III, provide for a number of new deductions from and adjustments to CET1 capital. These include, for example, providing that unrealized gains and losses on all available for sale debt securities may not be filtered out for regulatory capital purposes, and the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of common equity Tier 1 or all such categories in the aggregate exceed 15% of common equity Tier 1.

The Final Capital Rules redefine regulatory capital elements resulting in, among other things, cumulative perpetual preferred stock and trust preferred instruments no longer qualifying as Tier 1 capital, subject to a phase-out schedule. Non-qualifying capital instruments, such as trust preferred securities, that were issued and included in Tier 1 or Tier 2 capital prior to May 19, 2010 (and that are also outstanding on the effective date of the final rule) may continue to be included in Tier 1 or Tier 2 capital up to the following percentages: calendar year 2014:  50%; calendar year 2015:  25%; and calendar year 2016 and later dates:  0%. Certain non-qualifying instruments no longer eligible for inclusion in Tier 1 capital may still be included in Tier 2 capital over a gradual phase-out schedule terminating in 2022. At Dec. 31, 2014, BNY Mellon had $312 million of outstanding trust preferred securities.

New Generally Applicable Risk-Based Capital Rules: Standardized Approach

As discussed, the Final Capital Rules amend the agencies’ generally applicable risk-based capital rules, replacing the risk-weight categories used to calculate risk-weighted assets in the denominator of capital ratios with a broader array of risk weighting categories that are intended to be more risk sensitive, known as the “Standardized Approach.” The new risk-weights for the Standardized Approach generally

82 BNY Mellon

Supervision and Regulation (continued)

range from 0% to 1,250% compared with the risk-weights of 0% to 100% in the Basel I-based rules. Higher risk-weights under the Standardized Approach apply to a variety of exposures, including certain securitization exposures, equity exposures, claims on securities firms and exposures to counterparties on over-the-counter derivatives. Compared with the Basel I-based rules, the risk-weighting changes likely to have significance for BNY Mellon are the application of the collateral haircut approach to securities lending, the replacement of the 20% risk-weight for banks with OECD country risk classification ratings, the increased risk-weights for securitizations, the removal of the 50% risk-weight cap on derivative transactions, application of 1,250% risk-weight to default fund contribution and the elimination of the 0% risk-weight for commitments of less than one year.

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

Leverage Ratios

As noted above, the U.S. banking agencies historically have required banks to meet a minimum Tier 1 leverage ratio. The Final Capital Rules retain this Tier 1 leverage ratio but now require a minimum 4% ratio for all banking organizations (eliminating the exception for certain banking organization to maintain only a 3% minimum).  At Dec. 31, 2014, the Tier 1 leverage ratio for The Bank of New York Mellon Corporation was 5.6% and the Tier 1 leverage ratio for our primary banking subsidiary, The Bank of New York Mellon, was 5.2%.

The Final Capital Rules also implement a new 3% Basel III-based SLR for Advanced Approaches banking organizations, including BNY Mellon, to become effective Jan. 1, 2018. Unlike the Tier 1 leverage ratio, the SLR includes certain off-balance sheet exposures in the denominator, including the potential future credit exposure of derivative contracts and 10% of the notional amount of unconditionally cancelable commitments.

Subsequent to the U.S. banking agencies’ adoption of the Final Capital Rules, the Basel Committee finalized (in January 2014) modifications to the Basel III SLR. Those modifications would adjust the SLR’s denominator (referred to as the “exposure amount”) by making changes to the calculation of the exposure amount attributable to certain derivatives exposures and certain securities financing transactions but would retain the minimum Tier 1 SLR requirement of 3%. In September 2014, the U.S. federal banking agencies issued a final rule modifying the SLR denominator in the U.S. to align with the final Basel III changes to the SLR denominator.

In April 2014, the U.S. banking agencies adopted an “enhanced” SLR for banking organizations with total consolidated assets of more than $700 billion or assets under custody of more than $10 trillion, as well as their depository institution subsidiaries. The enhanced SLR would apply to the eight U.S. banking organizations that have been identified as G-SIBs by the Financial Stability Board (including BNY Mellon) and their insured depository institution subsidiaries. The enhanced SLR requires BNY Mellon and other U.S. G-SIBs to maintain an SLR of greater than 5% (composed of the current minimum requirement of 3% plus a greater than 2% buffer) and requires bank subsidiaries of those bank holding companies to maintain a 6% SLR in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below. The final enhanced SLR rule for U.S. G-SIBs, like the SLR more generally applicable to all Advanced Approaches banking organizations, will become effective on Jan. 1, 2018.

BNY Mellon 83

Supervision and Regulation (continued)

Total Loss-Absorbing Capacity Proposal

In November 2014, the Financial Stability Board issued a consultative document (“TLAC Proposal”) regarding a proposal to institute a Total Loss-Absorbing Capacity (“TLAC”) requirement on G-SIBs. The TLAC Proposal would be effective no earlier than Jan. 1, 2019. Some key features of the TLAC Proposal include:

•
The TLAC Proposal would set an external TLAC risk-based ratio requirement within the range of 16% to 20% of risk-weighted assets, and at a minimum twice relevant the Basel III SLR requirement. Regulatory buffers are expected to be additive to these levels.

•
Instruments eligible for external TLAC would generally include long-term senior unsecured debt instruments, as well as regulatory capital instruments. However, eligible TLAC that are not regulatory capital instruments must account for at least 33% of the minimum TLAC requirement.

•
G-SIBs subject to the TLAC requirement, including BNY Mellon, would also be required to maintain a minimum amount of internal TLAC at certain material foreign subsidiaries. Under the TLAC Proposal, these material foreign subsidiaries would be required to maintain internal TLAC equal to 75%-90% of the minimum external TLAC requirement that would apply to it if it were a stand-alone resolution entity.

The U.S. banking agencies have not acted on this proposal.

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

Prior to Jan. 1, 2015, a depository institution was deemed to be “well capitalized” if the depository institution has a total risk-based capital ratio of at least 10.0%; Tier 1 risk-based capital ratio of at least 6.0%; and Tier 1 leverage ratio of at least 5.0%. FDICIA’s prompt corrective action provisions only apply to depository institutions and not to BHCs. The Federal Reserve’s regulations applicable to BHCs separately define “well capitalized” for BHCs to require maintaining a total risk-based capital ratio of at least 10.0% and a Tier 1 risk-based capital ratio of at least 6.0% (but not a leverage measure). A BHC that is not well capitalized and well managed (or whose bank subsidiaries are not well capitalized and well managed under applicable prompt corrective action standards) may not become a financial holding company or, if it is already a financial holding company but fails to maintain well-capitalized status, may be restricted in certain of its activities and ultimately may lose financial holding company status. Applicable capital rules do not apply a CET1 or leverage capital standard for determining whether a BHC is well capitalized.

Effective Jan. 1, 2015, the Final Capital Rules establish revised “well capitalized” thresholds for insured depository institutions under the federal banking agencies’ prompt corrective action framework. Under the Final Capital Rules, an insured depository institution is deemed to be “well capitalized” if it has:

•	a CET1 of at least 6.5%;

•	a Tier 1 capital ratio of at least 8%;

•	a Total capital ratio of at least 10%; and

•	a Tier 1 leverage ratio of at least 5%.

Effective January 2018, the Final Capital Rules also require an Advanced Approaches banking organization to maintain a SLR of at least 3% to qualify for the “adequately capitalized” status.

In addition, as noted above, the U.S. federal banking agencies’ revisions to the enhanced SLR establish a SLR “well capitalized” threshold of 6% for covered insured depository institutions, including The Bank of New York Mellon and BNY Mellon N.A.

At Dec. 31, 2014, BNY Mellon and all of its bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them noted above. A bank’s capital category, however, is determined solely for the purpose of applying the prompt corrective

84 BNY Mellon

Supervision and Regulation (continued)

action rules and may not be an accurate representation of the bank’s overall financial condition or prospects.

Liquidity Standards - Basel III and U.S. Proposals

Historically, regulation and monitoring of bank and BHC liquidity principally have been addressed as a supervisory matter, both in the U.S. and internationally, without required quantitative measures. The Basel III framework requires banks and BHCs to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, will be required by regulation. One test, the LCR, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio (“NSFR”), is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. The Basel Committee issued the final LCR document in January 2013 and the final NSFR document in October 2014. The Basel III liquidity framework, as modified in January 2013, contemplates that the LCR will be introduced Jan. 1, 2015 with the minimum requirement beginning at 60%, rising in equal annual steps of 10 percentage points to reach 100% on Jan. 1, 2019. Similarly, it contemplates that the NSFR will be subject to an observation period through mid-2016 and, subject to any revisions resulting from the analyses conducted and data collected during the observation period, implemented as a minimum standard by Jan. 1, 2018. The U.S. banking agencies finalized rules implementing the LCR (as discussed below) but have not yet proposed rules implementing the NSFR.

In October 2013, the U.S. banking agencies issued an NPR to implement the Basel III LCR in the U.S. and on Sept. 3, 2014, they issued a final rule (the “Final LCR Rule”). Consistent with the Proposed LCR Rule, the Final LCR Rule is more stringent than the Basel III LCR in several respects, including, the eligibility of HQLA and having an accelerated implementation timeline as compared with the Basel III LCR.

The Final LCR Rule also contains several changes from the Proposed LCR Rule, including:

•	a transition period for compliance with the daily LCR calculation requirement (during which monthly calculation is permitted);

•	total net stressed cash outflows will be calculated based on net outflows over a 30-day period, plus a maturity mismatch add-on (rather than the peak day approach of the Proposed LCR Rule); and

•	a definition of operational deposits that does not exclude all deposits of registered investment companies and registered investment advisers.

Since Jan. 1, 2015, covered companies, including BNY Mellon, The Bank of New York Mellon and BNY Mellon, N.A., have been required to meet an LCR of 80%, increasing annually by 10% increments until Jan. 1, 2017, at which time covered companies would be required to meet an LCR of 100%.

Separately, as noted above, the Final SIFI Rules address liquidity requirements for BHCs with $50 billion or more in total assets, including BNY Mellon. These enhanced liquidity requirements became effective on Jan. 1, 2015 and include an independent review of liquidity risk management; establishment of cash flow projections; a contingency funding plan, and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios. In the release accompanying those rules, the Federal Reserve states that these enhanced liquidity requirements are designed to complement the LCR. The LCR would provide a standardized measure to allow comparison across BHCs, while the Final SIFI Rules’ internal stress test requirements provide a view of the BHC under various scenarios, time horizons, and tailored to the profile of the company.

Volcker Rule and Related European Initiatives

The Dodd-Frank Act imposed broad prohibitions and restrictions on proprietary trading and investments in or sponsorship of hedge funds and private equity funds by banking organizations and their affiliates, commonly referred to as the “Volcker Rule.”

BNY Mellon 85

Supervision and Regulation (continued)

On Dec. 10, 2013, final rules to implement the Volcker Rule were adopted. Banks, including BNY Mellon, and affiliates generally must conform their covered activities and investments with the final Volcker Rule regulations by July 21, 2015, and are expected to engage in good-faith efforts that will result in conformance of all of their covered activities and investments by no later than the end of this conformance period. The Federal Reserve extended this conformance period by one year (until July 21, 2016) for investments in and relationships with covered funds and foreign funds that were in place prior to Dec. 31, 2013. The Federal Reserve also stated that it intends to act in 2015 to grant an additional one-year extension of this conformance period until July 21, 2017. The final Volcker Rule will also require us to develop an extensive compliance program, subject to CEO attestation, addressing proprietary trading and covered fund activities.

The Volcker Rule, subject to certain exceptions, prohibits “banking entities,” including BNY Mellon, from engaging in proprietary trading and limits our sponsorship of, and investments in, private equity and hedge funds (“covered funds”), including our ability to own or provide seed capital to covered funds and the ability for a covered fund to share the same or similar name with a BNY Mellon affiliate. In addition, the Volcker Rule restricts us from engaging in certain transactions with covered funds (including, without limitation, certain U.S. funds for which BNY Mellon acts as both sponsor/manager and custodian).

The restrictions concerning proprietary trading do not contain a broad exemption for asset-liability management functions, but contain more limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain classes of exempted instruments, including government securities. Ownership interests in covered funds that banking organizations organize and offer will be limited to 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment, and with respect to the aggregate value of all such ownership interests in covered funds (when combined with ownership interests in covered funds held under the Volcker Rule’s ABS issuer exemption and underwriting and market-making exemption), 3% of the banking organization’s Tier 1 capital. Moreover, a banking entity relying on the final Volcker Rule’s exemption for sponsoring covered funds will need to deduct from its Tier 1 capital, the value of related ownership interests, calculated in accordance with the final rule. The final Volcker Rule is highly complex, and its full impact will not be known until market practices and structures are fully developed.

In the European Union, structural reform proposals are likely to be further develop during 2015. European and Member State regulators (for example, the Prudential Regulation Authority in the UK) continue to develop proposals in regard to bank structural reform. The details of such structural reform proposals continue to be developed, and at this stage the final outcome of such proposals is not certain. Bank structural reform proposals, if implemented, may require BNY Mellon to review its existing corporate structure, and may impact upon the business activities that BNY Mellon subsidiaries and branches can undertake. It is not clear whether bank structural reforms in the European Union will operate on the basis of changes to corporate structure or prohibitions on certain forms of trading (including proprietary trading), or a combination of these approaches.

Derivatives

U.S., EU and APAC regulators are in the process of implementing comprehensive rules governing the supervision, structure, trading and regulation of cleared and over-the-counter derivatives markets and participants. The Dodd-Frank Act, the European Market Infrastructure Regulation (“EMIR”), and APAC regulations each require or impose, or will likely impose, as the case may be, a large number of requirements in this area, many of which are not yet final. Once these rules are finalized, including with respect to how The Dodd-Frank Act, EMIR and APAC regulations complement each other in relation to cross-border activities, they could affect the way various BNY Mellon subsidiaries operate, including where and with whom they transact, and changes to the markets and participants will impact business models and profitability of certain BNY Mellon subsidiaries.

Money Market Fund Reforms

Regulators have focused on risks that MMFs may pose to financial stability. In November 2012, the Financial Stability Oversight Council proposed

86 BNY Mellon

Supervision and Regulation (continued)

several alternative recommendations for money market mutual fund reform, which include requiring money market funds to use a floating net asset value, requiring them to maintain a capital buffer of up to 1% of a fund’s value coupled with a holdback of 3 to 5% on redemptions to create a “first loss” position and discourage runs, and requiring them to maintain a capital buffer of up to 3% of a fund’s value combined with other measures, such as investment diversification requirements, minimum liquidity levels, and/or more robust diversification requirements.

In July 2014, the SEC finalized rules (the “MMF Rules”) that will require institutional prime money market funds (including institutional municipal money market funds) to maintain a floating NAV based on the current market value of the securities in their portfolios rounded to the fourth decimal place.

Previously, such funds could maintain a stable NAV of $1.00. Government MMFs and retail MMFs are exempt from these requirements and may continue to maintain a stable NAV, provided each type of fund continues to satisfy certain definitional requirements under the new rule. The MMF Rules also provide new tools to MMFs’ boards of directors to address high net redemption activity during periods of market stress. In particular the MMF Rules allow a MMF’s board of directors to impose liquidity fees or temporarily suspend redemptions if a MMF’s level of weekly liquid assets falls below certain thresholds. Government MMFs are not required to adopt the liquidity fees and redemption gates provision, but they may opt to do so. In addition, there is a two year transition period before implementation of the floating NAV and fees and gating structures is required.

Beyond these primary reforms, the MMF Rules also expand disclosure requirements, tighten the diversification requirements and impose additional stress testing requirements. There is a transition period concluding in April 2016 before mandatory implementation is required. The MMF Rules also introduce a new Form N-CR, which will require MMFs to disclose certain events (for example, the imposition or removal of fees or gates, the primary consideration or factors taken into account by a board of directors, in its decision related to fees and gates, and portfolio security defaults). The MMF Rules establish a transition period concluding in July 2015 before reporting on Form N-CR is required.

The final MMF Rules are highly complex, and we are continuing to evaluate their impact. It is possible that the MMR Rules could result in changes to the size and composition of our AUM, AUC/A, and total deposits.

Meanwhile, EU legislation on MMFs proposed by the EC, which has been under consideration in the European Parliament, include: (i) requirements for “constant value” (“CNAV”) MMFs, including a 3% capital buffer, or alternatively, a fees and gate structure; (ii) a requirement to perform internal credit ratings; (iii) restrictions on the types of assets in which MMFs can invest, including with respect to asset-backed commercial paper; (iv) diversification restrictions, including on collateral received on reverse repurchase agreements; (v) a prohibition or restriction of use of amortized cost accounting in “variable” NAV funds; (vi) a possible ban on MMF-level ratings, and (vii) stricter disclosure requirements.

Tri-Party Repo Reform

BNY Mellon offers tri-party collateral agency services to dealers and cash investors active in the tri-party repurchase, or repo, market and currently has approximately 85% of the market share of the U.S. tri-party repo market. As agent, we facilitate settlement between sellers (cash borrowers) and buyers (cash lenders). Our involvement in a transaction commences after a seller and buyer investor agree to a tri-party repo trade and send instructions to us. We settle the trade, maintain custody of the collateral (the subject securities of the repo), monitor the eligibility and sufficiency of the collateral, and execute the payment and delivery instructions agreed to and provided by the principles.

Regulatory agencies worldwide have re-examined systemic risks in various financial markets, including the tri-party repo market. The Payment Risk Committee of the Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market and to decide what changes should be implemented so that such risks may be mitigated or avoided in the future. The Task Force issued its final report regarding the tri-party repo market in 2012.

BNY Mellon has reduced the amount of secured intraday credit it provides to sellers in connection

BNY Mellon 87

Supervision and Regulation (continued)

with their tri-party repo trades in a number of ways, including limiting the collateral eligible to secure intraday credit to certain more liquid asset classes, reducing the amount of time during which we extend intraday credit, reducing the amount of credit provided in connection with processing collateral substitutions, introducing a functionality that enables us to “roll” maturing trades into new trades without extending credit, and requiring sellers to prefund their repayment obligations in connection with trades collateralized by DTC sourced securities.

This combination of measures, together with the technological enhancements put in place in 2014, have practically eliminated (defined as a 90% reduction) intraday credit related to tri-party repo processing.

Recovery and Resolution Planning

As required by the Dodd-Frank Act, the Federal Reserve and FDIC have jointly issued a final rule requiring certain organizations, including each BHC with consolidated assets of $50 billion or more, such as BNY Mellon, to submit annually to the Federal Reserve and the FDIC a plan for its rapid and orderly resolution in the event of material financial distress or failure. In addition, the FDIC has issued a final rule that requires insured depository institutions with $50 billion or more in total assets, such as The Bank of New York Mellon, to submit annually to the FDIC a plan for resolution in the event of the institution’s failure.

The two resolution plan rules are complementary, and we have been submitting our resolution plans in conformity with both rules since 2012. The public portions of our resolution plan are available on the FDIC’s website.

In August 2014, the regulators notified the 11 “first-wave” filers, including BNY Mellon, that certain shortcomings in the 2013 resolution plans must be addressed in the 2015 resolution plans. The FDIC determined that the plans submitted by the first-wave filers are not credible and do not facilitate an orderly resolution under the U.S. Bankruptcy Code. The Federal Reserve was silent as to its determination regarding credibility of the plans, but did state that the first-wave filers, including BNY Mellon, must take immediate action to improve their resolvability and reflect those improvements in their 2015 plans. If the FDIC and the Federal Reserve jointly determine that the plan we will submit on or before July 1, 2015 is not credible and we fail to address the deficiencies in a timely manner, the FDIC and the Federal Reserve may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. If we continue to fail to adequately remedy any deficiencies, we could be required to divest assets or operations that the regulators determine necessary to facilitate our orderly resolution.

In January 2014, the Federal Reserve issued heightened supervisory expectations for recovery and resolution preparedness. The expectations apply to eight domestic bank holding companies designated by the Federal Reserve, including BNY Mellon, and cover the following five topics: collateral management; payment, clearing and settlement activities; liquidity and funding; management information systems; and shared and outsourced services.

European legislators implemented European bank recovery and resolution legislation to operate in the European Union. The European Union Bank Recovery and Resolution Directive (“BRRD”) commenced in EU Member States on Jan. 1, 2015. Various BNY Mellon subsidiaries and branches fall within the scope of BRRD.

BRRD requires EU-domiciled credit institutions, and certain other firms, to prepare recovery plans. We prepared a recovery plan for The Bank of New York Mellon (International) Limited (“BNYMIL”) in June 2014 and Phase 1a and 1b of the UK resolution pack in August 2014, which were both submitted to the Prudential Regulation Authority (“PRA”). In Belgium, we submitted our second recovery plan with respect to The Bank of New York Mellon SA/NV to the National Bank of Belgium in November 2014. We expect to submit updated recovery plans with respect to BNYMIL and The Bank of New York Mellon SA/NV during 2015. We also expect to develop recovery plans for certain additional BNY Mellon entities in the EMEA region during 2015 and 2016.

Risk Data Aggregation and Risk Reporting

The Basel Committee on Banking Supervision requires identified global systemically important banks, including BNY Mellon, to complete an annual self-assessment questionnaire developed by the

88 BNY Mellon

Supervision and Regulation (continued)

BCBS concerning principles for effective risk data aggregation and risk reporting. The BCBS developed these principles upon recommendation of the FSB, and they are designed to strengthen risk data aggregation and reporting practices, enhance bank risk management and decision-making processes, and contribute to improving resolvability. The questionnaire allows financial institutions to gauge current level of compliance and identify areas that will need additional work. BNY Mellon continues to work towards full implementation of the BCBS principles.

Insolvency of an Insured Depository Institution or a Bank Holding Company

If the FDIC is appointed as conservator or receiver for an insured depository institution such as The Bank of New York Mellon or BNY Mellon, N.A., upon its insolvency or in certain other circumstances, the FDIC has the power to:

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

The Dodd-Frank Act created a new resolution regime (known as the “orderly liquidation authority”) for systemically important financial companies, including BHCs and their affiliates.

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

If the FDIC is appointed as receiver under the orderly liquidation authority, then the powers of the receiver, and the rights and obligations of creditors and other parties who have dealt with the institution, would be determined under the Dodd-Frank Act’s orderly liquidation authority provisions, and not under the insolvency law that would otherwise apply. The powers of the receiver under the orderly liquidation authority were based on the powers of the FDIC as receiver for depository institutions under the FDI Act. However, the provisions governing the rights of creditors under the orderly liquidation authority were modified in certain respects to reduce disparities with the treatment of creditors’ claims under the U.S. Bankruptcy Code as compared to the treatment of those claims under the new authority. Nonetheless, substantial differences in the rights of creditors exist as between these two regimes, including the right of the FDIC to disregard the strict priority of creditor claims in some circumstances, the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings), and the right of the FDIC to transfer claims to a “bridge” entity.

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

BNY Mellon 89

Supervision and Regulation (continued)

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

Depositor Preference

Under federal law, depositors and certain claims for administrative expenses and employee compensation against an insured depository institution are afforded a priority over other general unsecured claims against such an institution, including federal funds and letters of credit, in the “liquidation or other resolution” of such an institution by any receiver. The UK Financial Services Authority published a consultation paper in September 2012 concerning the implications of national depositor preference regimes of countries not within the European Economic Area (“EEA”) (including, among others, the U.S.) that prioritize the claims of home-country depositors over those of depositors outside the home country if a deposit taking banking organization becomes insolvent.

In September 2014, the UK PRA, as the successor to the prudential functions of the FSA, published “Supervisory Statement SS10/14 - Supervising international banks: the PRA’s approach to branch supervision”. In SS10/14, the PRA expressed concern with non-EEA national depositor preference regimes, and stated that the PRA would consider a range of options, such as liaising with non-EEA regulatory authorities in regard to the non-EEA institution’s recovery plan and the adequacy of the recovery plan from the perspective of the UK branch, or to require certain non-EEA institutions to convert their UK branch into a UK subsidiary.

Transactions with Affiliates

Transactions between BNY Mellon’s bank subsidiaries, on the one hand, and the Parent and its non-bank subsidiaries and affiliates, on the other, are subject to certain restrictions, limitations and requirements, which include limits on the types and amounts of transactions (including loans due and extensions of credit from the bank subsidiaries) that may take place and generally require those transactions to be on arm’s-length terms. In general, extensions of credit by a BNY Mellon banking subsidiary to any nonbank affiliate, including the Parent, must be secured by designated amounts of specified collateral and are limited in the aggregate to 10% of the relevant bank’s capital and surplus for transactions with a single affiliate and to 20% of the relevant bank’s capital and surplus for transactions with all affiliates. Effective in July 2012, the Dodd-Frank Act expanded the scope of the limitations on affiliate transactions to include credit exposure arising from derivative transactions and securities lending and borrowing transactions.

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

The Dodd-Frank Act also directed the FDIC to determine whether and to what extent adjustments to the assessment base are appropriate for custody banks. During 2011, the FDIC concluded that certain

90 BNY Mellon

Supervision and Regulation (continued)

low-risk liquid assets could be excluded from the deposit insurance assessment base of custody banks that satisfy certain institutional eligibility criteria. This has the effect of reducing the amount of DIF insurance premiums due from custody banks. The Bank of New York Mellon is a custody bank for this purpose. Currently, under the FDIC’s regulations, a custody bank may deduct 100% of cash and balances due from depository institutions, securities, federal funds sold, and securities purchased under agreement to resell with a Standardized Approach risk-weight of 0% and may deduct 50% of such asset types with a Standardized Approach risk-weight of greater than 0% and up to and including 20%. This assessment base deduction may not exceed the average value of deposits that are classified as transaction accounts and are identified by the bank as being directly linked to a fiduciary or custodial and safekeeping account.

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

Incentive Compensation Arrangements Proposal

The Dodd-Frank Act requires federal regulators to prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions. On April 14, 2011, federal regulators including, among other agencies, the FDIC, the Federal Reserve and the SEC, issued a proposed rule which, among other things, would require certain executive officers of covered financial institutions with total consolidated assets of $50 billion or more, such as ours, to defer at least 50% of their annual incentive-based compensation for a minimum of three years. The comment period on the proposed rule closed May 31, 2011. Final regulations have not been issued as of this date.

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

Acquisitions/Transactions

Federal and state laws impose notice and approval requirements for mergers and acquisitions involving depository institutions or BHCs. The BHC Act requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a BHC of more than 5% of any class of the voting shares or all or substantially all of the assets of a commercial bank, savings and loan association or BHC. In reviewing bank acquisition and merger applications, the bank

BNY Mellon 91

Supervision and Regulation (continued)

regulatory authorities will consider, among other things, the competitive effect of the transaction, financial and managerial resources including the capital position of the combined organization, convenience and needs of the community factors, including the applicant’s record under the Community Reinvestment Act of 1977 which requires U.S. banks to help serve the credit needs of their communities (including credit to low and moderate income individuals and geographies), the effectiveness of the subject organizations in combating money laundering activities and the risk to the stability of the U.S. banking or financial system. In addition, prior Federal Reserve approval would be required for certain large non-banking acquisitions and investments.

Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements

BNY Mellon is registered as a BHC and a financial holding company (“FHC”) under the Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act and by the Dodd-Frank Act (the “BHC Act”). We are subject to supervision by the Federal Reserve. In general, the BHC Act limits a BHC’s business activities to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, engaging in activities incidental to banking, and engaging in any activity, or acquiring and retaining the shares of any company engaged in any activity, that is either financial in nature or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

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

The Bank of New York Mellon, which is BNY Mellon’s largest banking subsidiary, is a New York state-chartered bank, and a member of the Federal Reserve System and is subject to regulation, supervision and examination by the Federal Reserve, the FDIC and the New York State Department of Financial Services (“DFA”). BNY Mellon’s national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association, are chartered as national banking associations subject to primary regulation, supervision and examination by the OCC.

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

Certain of BNY Mellon’s public finance and advisory activities are regulated by the Municipal Securities Rulemaking Board. The SEC issued its final Municipal Advisors Rule in September 2013 to require municipal advisors to register with the SEC if they provide advice to municipal entities or certain other persons on the issuance of municipal securities, or about certain investment strategies or municipal derivatives. The Municipal Advisors Rule became effective on July 1, 2014.

Certain of BNY Mellon’s subsidiaries are registered with the CFTC as commodity pool operators or commodity trading advisors and, as such, are subject to CFTC regulation. The Bank of New York Mellon is provisionally registered as a Swap Dealer (as defined in the Dodd-Frank Act) with the CFTC, through the National Futures Association (“NFA”). As a Swap Dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC and NFA. In connection with certain Dodd-Frank clearing requirements, The Bank of New York Mellon became a member of LCH Clearnet Limited’s SwapClear interest rate swap clearing service in 2012.

92 BNY Mellon

Supervision and Regulation (continued)

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

Certain of our investment management, trust and custody operations provide services to employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), administered by the U.S. Department of Labor (“DOL”). ERISA imposes certain statutory duties, liabilities, disclosure obligations, and restrictions on fiduciaries, as applicable, related to the services being performed and fees being paid. Certain proposed expansions of the definition of a fiduciary could require certain BNY Mellon businesses to modify their practices, which could adversely affect results of such businesses.

Operations and Regulations Outside the United States

In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by the US regulators referred to above. The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) is a public limited liability company incorporated under the laws of Belgium. BNY Mellon SA/NV, which has been granted a banking license by the National Bank of Belgium (“NBB”), is authorized to carry out all banking and savings activities as a credit institution. On Nov. 4, 2014, the ECB assumed responsibility for the supervision of 120 significant banks and banking groups in the euro area, including BNY Mellon SA/NV. The ECB’s supervision is performed in conjunction with the relevant national prudential regulator (NBB in BNY Mellon SA/NV’s case). BNY Mellon SA/NV conducts its activities in Belgium as well as through branch offices in the United Kingdom, Ireland, Luxembourg, the Netherlands, France and Germany.

Certain of our financial services operations in the UK are subject to regulation and supervision by the FCA and PRA. The PRA is responsible for the authorization and prudential regulation of firms that carry on PRA-regulated activities, including banks. PRA-authorized firms are also subject to regulation by the FCA for conduct purposes. In contrast, FCA-authorized firms (such as investment management firms) have the FCA as their sole regulator for both prudential and conduct purposes although subject to the residual overarching jurisdiction of the PRA, if matters of systemic significance are in issue. As a result, FCA-authorized firms must comply with FCA prudential and conduct rules and the FCA’s Principles for Businesses, while dual-regulated firms must comply with the FCA conduct rules and FCA Principles, as well as the applicable PRA prudential rules and the PRA’s Principles for Businesses.

The PRA regulates The Bank of New York Mellon (International) Limited, our UK incorporated bank, as well as the UK branch of The Bank of New York Mellon and, to a more limited extent, BNY Mellon SA/NV. Certain of BNY Mellon’s UK incorporated subsidiaries are authorized to conduct investment business in the UK. Their investment management advisory activities and their sale and marketing of retail investment products are regulated by the FCA. Certain UK investment funds, including BNY Mellon Investment Funds, are registered with the FCA and are offered for retail sale in the UK.

Since the financial crisis, the European Union and its Member States have, in the same way as their US counterparts, engaged in a significant overhaul of bank regulation and supervision. To increase the resilience of banks and to reduce the impact of potential bank failures, new rules on capital requirements for banks and bank recovery and resolution have been adopted. The European Union’s (“EU”) Banking Union (described further below) has been launched. Further measures are under way, including providing for a structural separation of the risks associated with certain banks’ trading activities from their deposit-taking function.

The BRRD commenced on Jan. 1, 2015. This directive provides for recovery and resolution planning and a set of harmonized powers to resolve or implement recovery of relevant institutions, including branches of non-European Economic Area (“EEA”) banks operating within the EEA. The directive includes the preparation of recovery and

BNY Mellon 93

Supervision and Regulation (continued)

resolution plans, giving relevant EEA regulators powers to impose requirements on an institution before resolution actions become necessary; a set of resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); and the power to require a firm to change its structure to remove impediments to resolvability. Unlike in the United States, where an SPOE approach is expected to be implemented, it provides for a “multiple points of entry” approach coupled with intra-group bail-in requirements.

Aspects of the Banking Union entered into force on Nov. 4, 2014 in most EU jurisdictions. The UK is not participating in the Banking Union. The key components of the Banking Union include a single resolution mechanism (“SRM”) and a single supervisory mechanism (“SSM”).

The SRM approach endorses the bail-in rules established in the BRRD. The SRM provides for a Single Resolution Fund, which is to be funded by the banking industry. It also provides for a Single Resolution Board with broad powers in case of bank resolution. Finally, it provides for EU Member States entering into cooperation agreements with non-EEA countries with the caveat that in certain circumstances they can refuse to recognize proceedings. Various BNY Mellon subsidiaries and branches will fall within the scope of the SRM.

In addition, the Capital Requirements Directive IV (and related Regulation) (“CRD IV”) affects BNY Mellon’s EU subsidiaries by implementing Basel III and other changes, including the enhancement of the quality of capital, and the strengthening of capital requirements for counterparty credit risk, resulting in higher capital requirements. In the EU Member States, the CRD IV also introduces substantive parts of the new European supervisory architecture, including the development of the Single Rule Book for financial services. A “Single Rule Book” is to replace existing separately implemented rules within EU Member States, with a harmonized approach to implementation across the EU. Elements of CRD IV apply not only to BNY Mellon banking branches and subsidiaries but also to investment management and brokerage entities. The CRD IV became effective on Jan. 1, 2014, with certain provisions phased in from 2014 to 2019.

Our Investment Management and Investment Services businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds. Various new and revised European directives and regulations will impact our provision of these services, including revisions to the Markets in Financial Instruments Directive II (“MiFID II”), the Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investments in Transferable Securities (“UCITSV”), the Central Securities Depository Regulation (“CSDR”), and the European Market Infrastructure Regulation (“EMIR”). These new and revised European directives and regulations will impact our operations and risk profile and provide new opportunities for the provision of BNY Mellon products and services.

The types of activities in which the foreign branches of our banking subsidiaries and our international subsidiaries may engage are subject to various restrictions imposed by the Federal Reserve. Those foreign branches and international subsidiaries are also subject to the laws and regulatory authorities of the countries in which they operate and, in the case of banking subsidiaries, may be subject to regulatory capital requirements in the jurisdictions in which they operate. As of Dec. 31, 2014, each of BNY Mellon’s non-U.S. banking subsidiaries had capital ratios above their specified minimum requirements.

European Central Bank SSM and Comprehensive Assessments

In October 2013, the European Council adopted regulations creating an SSM to oversee banks and other credit institutions. The SSM is composed of the ECB and the supervisory authorities of the member states. It covers the prudential supervision of all major banks in the 19 countries comprising the Eurozone and non-Eurozone countries that choose to participate through close cooperation agreements.

In advance of the SSM, the ECB began in November 2013 a comprehensive assessment of certain credit institutions, which due to their size and systemic characteristics, fall under direct supervision by the ECB. The assessment consists of a supervisory risk assessment of key risks, an asset quality review to enhance transparency of bank assets, and a stress test to review the resiliency of bank balance sheets, which

94 BNY Mellon

Supervision and Regulation (continued)

will be conducted in conjunction with the European Banking Authority. This assessment continued until November 2014. The Bank of New York Mellon SA/NV, our Belgian banking subsidiary, was included in this exercise.

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

European Resolution Legislation and Structural Reform Proposals

BRRD. European legislators have initiated proposals to establish European bank recovery and resolution mechanisms to operate in the European Union. The BRRD commenced in EU Member States on Jan. 1, 2015. Various BNY Mellon subsidiaries and branches fall within the scope of BRRD. BRRD requires EU-domiciled credit institutions, and certain other firms, to prepare recovery plans. BRRD includes bail-in rules, which will commence EU-wide by January 1, 2016, although EU member states may choose to commence the bail-in rules earlier. For example, the UK implementation of bail-in commenced on Jan. 1, 2015.

MREL. BRRD also includes a minimum requirement for own funds and eligible liabilities (“MREL”) to ensure that institutions maintain enough capital capable of being written down and/or bailed-in. The European Banking Authority (“EBA”) intends to finalize the MREL requirements after public consultation. It is expected that MREL will be set on a case-by-case basis for each institution, based on six criteria: resolvability, capital, exclusions from bail-in, deposit guarantee schemes, institution-specific risk, and systemic risk. However, it is not yet clear how the MREL requirement will align with the global TLAC requirement.

Resolution Fund. The EU proposals also require each EU Member State (either individually, or collectively with other EU Member States) to establish a resolution fund, which is to be funded by the banking industry. Most EU Member States will participate in a Single Resolution Fund (“SRF”), under the control of a Single Resolution Board (“SRB”). The SRB commenced operation on Jan. 1, 2015, and has broad powers in case of bank resolution. Contributions to the SRF start in 2016, and the SRF will build up over eight years, to a target level of 1% of covered deposits. Certain BNY Mellon entities will be subject to contributions to the SRF, most notably The Bank of New York Mellon SA/NV. The Bank of New York Mellon SA/NV believes that its contributions to the SRF will constitute a meaningful cost for The Bank of New York Mellon SA/NV during the calendar years 2016 to 2023. The UK is not participating in the SRB or SRF. The Bank of England is the equivalent resolution authority in the UK, with similarly board powers in case of bank resolution.

Deposit Guarantee Scheme Directive. Under the recast Deposit Guarantee Scheme Directive (“DGSD”), the scope of deposit protection in the EU is being extended to cover most corporate entities, and contributions to deposit guarantee schemes are expected to move to a risk-based calculation method. BNY Mellon expects that the extension of deposit protection to most corporate entities will require certain BNY Mellon entities to contribute to relevant deposit protection schemes. The contributions and required systems enhancements may constitute a meaningful cost for those BNY Mellon entities.

Structural Reform. In addition, European and Member State regulators (for example, the PRA in the UK) continue to develop proposals in regard to bank structural reform. The details of such structural reform proposals continue to be developed, and at this stage the final outcome of such proposals is not certain. Bank structural reform proposals, if implemented, may require BNY Mellon to review its existing corporate structure, and may impact upon the business activities that BNY Mellon subsidiaries and branches can undertake.

European Financial Markets and Market Infrastructure

The EU continues to develop proposals and regulations in relation to financial markets and market infrastructures. The MiFID II, Markets in Financial Instruments Regulation (“MiFIR”) and European Market Infrastructure Regulation (“EMIR”) are at the detailed rule-making stage, and involve a significant volume of change to be implemented in

BNY Mellon 95

Supervision and Regulation (continued)

relatively short timeframes. MiFID II / MiFIR / EMIR may create new business opportunities in European markets, but will also require existing business activities and processes to be reviewed. The volume of change required may result in some implementation / execution risk. A key policy objective of the 2014-19 European Commission is to develop a Capital Markets Union in the EU. This is likely to create new business opportunities and alter the competitive landscape for European capital markets.

Investment Services in Europe

The Alternative Investment Fund Managers Directive (“AIFMD”), which came into force progressively in 2014, is having a direct effect on our alternative fund manager clients and our depository business and other products offered across Europe. AIFMD imposes heightened depository obligations, which have both operational and, potentially, capital effects. Our businesses servicing regulated funds in Europe will be affected similarly by the revised directive governing undertakings for collective investment in transferable securities, known as UCITS V, which was adopted in September 2014 with rules to take effect in March 2016.

96 BNY Mellon

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

Operational and Business Risk

A technology disruption or information security event that results in a loss of confidential client information or impacts our ability to provide services to our clients may adversely affect our business and results of operations.

We rely on communications and information systems to conduct our business. Our businesses that rely heavily on technology, including our Investment Services business, are vulnerable to attacks and technology disruptions, which are occurring globally with greater frequency. Our information systems have been subjected to cyber threats, including hacker attacks, computer viruses or other malicious software, denial of service efforts, limited unavailability of service, phishing attacks, and unauthorized access attempts. We deploy a broad range of sophisticated defenses, but notwithstanding these efforts, it is possible we could suffer a material impact or disruption. The security of our computer systems, software and networks, and those functions that we may outsource, may continue to be subjected to cyber threats that could result in failures or disruptions in our business. Despite our efforts to ensure the integrity of our systems and information, it is possible that we may not be able to anticipate or to implement effective preventive measures against all cyber threats, or detect all such threats, especially because the techniques used change frequently or are not recognized until launched, and because attacks can originate from a wide variety of sources, including outside third parties such as persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients.

Security events may occur through intentional or unintentional acts by those having authorized or unauthorized access to our systems or our clients’ or counterparties’ confidential information, including employees, vendors and customers, as well as hackers. An event that results in the loss of information may require us to reconstruct lost data or reimburse clients for data and credit monitoring efforts, may result in loss of customer business, or damage to our computers or systems and those of our customers and counterparties, would be costly and time-consuming, and may negatively impact our business, results of operations and reputation. Additionally, security events or disruptions of our information systems, or those of our service providers, could impact our ability to provide services to our clients, which could expose us to liability for damages which may not be covered by insurance, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. In addition, the failure to upgrade or maintain our computer systems, software and networks, as necessary, could also make us vulnerable to attack and unauthorized access and misuse. There can be no assurance that any such failures, interruptions or security events will not occur or, if they do occur, that they will be adequately addressed. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from information systems security risks. Furthermore, even if not directed at us specifically, attacks on other large financial institutions, their service providers or industry utilities could disrupt the overall functioning of the financial system to the detriment of other financial institutions, including us.

As a result of the importance of communications and information systems to our business, we could also be adversely affected if attacks affecting the third party providers of our communications services impair our ability to process transactions and communicate with customers and counterparties. For a discussion of operational risk, see “Risk Management -

BNY Mellon 97

Risk Factors (continued)

Operational/business risk” and “Business Continuity” in the MD&A section in this Annual Report.

If we fail to update our technology, develop and market new technology to meet our clients’ needs or protect our intellectual property, our business may be adversely affected.

We are dependent on technology because many of our products and services involve processing large volumes of data requiring global capabilities and scale from our technology platforms. Rapid technological changes, together with competitive pressures, require us to make significant and ongoing investments in technology to develop competitive new products and services or adopt new technologies. Our financial performance depends in part on our ability to develop and market these new products and services, to adopt or develop new technologies that differentiate our products or provide cost efficiencies and to deliver these products and services to the market in a timely manner at a competitive price. The unsuccessful implementation of technological upgrades and new products and services may adversely impact our ability to service and retain customers. We cannot provide any assurance that our technology spending will achieve gains in competitiveness or profitability, and the costs we incur in product development could be substantial.

The failure to maintain an adequate technology infrastructure commensurate with the size and scope of our business could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations leading to regulatory fines and sanctions. In addition, the failure to ensure adequate review and consideration of critical business changes prior to and during introduction and deployment of key technological systems or failure to adequately align evolving client commitments and expectations with operational capabilities could have a negative impact on our operations.

We rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us, we could be required to spend significant amounts to defend such claims, develop alternative methods of operations, pay substantial money damages or obtain a license from the third party.

We are subject to extensive government regulation and supervision and have been impacted by the significant amount of rulemaking since the 2008 financial crisis. These rules and regulations have, and could in the future, compel us to change how we manage our businesses which could have a material adverse effect on our business, financial condition and results of operations. In addition, these rules and regulations have increased our compliance and operational risks and costs.

We operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime, including oversight by governmental agencies both in the U.S. and outside the U.S. Since the 2008 financial crisis, domestic and international policy makers and regulators have substantially increased their focus on the financial services industry. New or modified regulations and related regulatory guidance and supervisory oversight are significantly altering the regulatory framework in which we operate and have affected how we analyze certain business opportunities, increased our regulatory capital requirements, altered the revenue profile of certain of our core activities and imposed additional costs on us. In addition, they could otherwise adversely affect our business, financial condition and results of operations and have other negative consequences. The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect investors in our securities or creditors. Additionally, banking regulators have wide discretion in the ongoing examination and the enforcement of applicable banking statutes, regulations, and guidelines, and may restrict our ability to engage in certain activities or acquisitions, or may require us to maintain more capital or highly liquid assets.

In common with their U.S. counterparts, European policy makers and regulators have also increased their focus on financial services providers and our European operations are directly affected and will continue to be affected by the changes to the
98 BNY Mellon

Risk Factors (continued)

regulatory environment that those regulators are driving.

The evolving regulatory environment, including changes to existing regulations and the introduction of new regulations, may also contribute to decisions we may make to suspend, reduce or withdraw from existing businesses, activities or initiatives, which may result in potential lost revenue or significant restructuring or related costs or exposures.

Provisions in recent legislative and regulatory changes or proposals that impact or are likely to impact BNY Mellon include the following, which should be read together with our Supervision and Regulation section in this Annual Report:

•
Leverage and Risk-Based Capital Standards. The Final Capital Rules subject U.S. BHCs and banks, including BNY Mellon and its banking subsidiaries, to more stringent capital requirements, which could restrict growth, activities or operations, or trigger divestiture of assets or operations. We must also separately obtain final approval from the agencies for the use of certain models used to calculate risk-weighted assets under the Advanced Approach framework. As discussed in additional detail in “Supervision and Regulation,” the Federal Reserve recently issued the Proposed U.S. G-SIB Rule, which will result in higher surcharges for certain U.S. G-SIBs than under the Basel G-SIB Framework. Under the Proposed U.S. G-SIB Rule, which has not yet been finalized, we could be subject to a CET1 ratio surcharge that is greater than the prior BCBS estimate of 1.0%. Failure to meet current or future capital requirements could materially adversely affect our financial condition. Additional impacts relating to compliance with these rules could include, but are not limited to, potential dilution of existing shareholders and competitive disadvantage compared to financial institutions not under the same regulatory framework.

•
Supplementary Leverage Ratio. The supplementary leverage ratio subjects BNY Mellon to a more stringent leverage requirement, which could restrict growth, activities, operations or could result in certain restrictions on capital distributions and discretionary bonus payments.

•
TLAC Proposal. In November 2014, the Financial Stability Board issued the TLAC Proposal regarding a proposal to institute a TLAC requirement on G-SIBs. Depending on how the TLAC Proposal is ultimately finalized and implemented by the U.S. agencies, it could lead to increased cost of funds, place us at a competitive disadvantage compared to financial institutions not subject to this requirement, require us to issue more long-term debt, capital instruments, or other instruments, and have a negative impact on our revenue, among other potential impacts.

•
The Volcker Rule. The Volcker Rule generally prohibits us from engaging in proprietary trading and from sponsoring and investing in hedge funds and private equity funds (“covered funds”) subject to certain exceptions. We could incur losses when disposing of investments in covered funds to comply with the Volcker Rule notwithstanding the recent extension of the conformance period. We could be forced to sell such investments at a discount in the secondary market as a result of both the constrained timing of such sales and the possibility that other financial institutions may likewise be liquidating investments at the same time. Resolving the name prohibition may involve significant legal, marketing and compliance costs that are not quantifiable at this time and could vary based on how the prohibition is implemented by the regulators. The servicing restrictions could impact BNY Mellon’s ability to provide certain ancillary lending functions to covered funds that we custody, which could constrain our ability to perform this function or act as custodian. Our ownership interest in covered funds that we organize and offer may not exceed 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment, and with respect to the aggregate value of all such ownership interests in covered funds (when combined with ownership interests in covered funds held under the Volcker Rule’s ABS issuer exemption and underwriting and market-making exemption), 3% of our Tier 1 capital. Moreover, we will be required to deduct from Tier 1 capital the value of our ownership interests in such permitted covered funds, calculated in accordance with the final regulations. The Volcker Rule also contains extensive compliance and recordkeeping

BNY Mellon 99

Risk Factors (continued)

requirements, which will likely increase our costs of operations.

•
Liquidity Risk Management. The LCR will potentially have an adverse effect on our business and results of operations and will likely require us to increase our holdings of high-quality and potentially lower-yielding liquid assets. For example, in response to the Final LCR Rule, BNY Mellon reduced its interbank placement assets and increased its securities portfolio inventory of high-quality liquid assets. When the final rule regarding the NSFR is ultimately implemented in the U.S., those requirements could also require BNY Mellon to increase its holdings of high-quality, and potentially lower-yielding, liquid assets, and to reevaluate the composition of its liabilities structure to include more longer-dated debt. To the extent that these and other reforms differ from BNY Mellon’s current funding profile, we may need to increase our aggregate long-term debt levels and/or alter the composition and terms of our debt, which could lead to increased costs of funds and have a negative impact on net interest revenue, among other potential impacts.

•
Orderly Liquidation Authority “Single Point of Entry”. The Dodd-Frank Act established an orderly liquidation process in the event of the failure of a large systemically important financial institution. Specifically, when a systemically important financial institution such as BNY Mellon is in default or danger of default, the FDIC may be appointed receiver under the orderly liquidation authority instead of the U.S. Bankruptcy Code. In certain circumstances under the orderly liquidation authority, the FDIC could permit payment of obligations it determines to be systemically significant (e.g., short-term creditors or operating creditors) in lieu of paying other obligations (e.g., long-term senior and subordinated creditors, among others) without the need to obtain creditors’ consent or prior court review. The insolvency and resolution process could also lead to a large reduction in or total elimination of the value of a BHC’s outstanding equity. Additionally, under the orderly liquidation authority, amounts owed to the U.S. government generally receive a statutory payment priority. A “single point of entry” approach would replace a distressed BHC with a bridge holding company, which could continue subsidiary bank operations.

The U.S. banking agencies may set minimum amounts of equity and unsecured debt at the holding company level to assist in implementing the single point of entry strategy. To the extent that these future requirements differ from our current funding profile, we may need to alter the composition and terms of our debt, which could lead to increased costs of funds and have a negative impact on our net interest revenue, among other potential impacts.

•
Money Market Mutual Fund Reform. In July 2014, the SEC finalized the MMF Rules that will require institutional prime money market funds (including institutional municipal money market funds) to maintain a floating NAV based on the current market value of the securities in their portfolios rounded to the fourth decimal place. The final MMF Rules are highly complex, and we are continuing to evaluate their impact. It is possible that the MMF Rules could result in changes to the size and composition of our AUM, AUC/A, and total deposits.

The European Union has proposed similar initiatives affecting our European money market funds business. If these reforms cause the money market mutual fund market to contract, our business as a servicer and manager of such funds could be impacted.

•
Tri-Party Repo Reform. The Task Force on Tri-Party Repo Infrastructure Reform’s review of the risks in the tri-party repo market, and associated recommendations, has increased our compliance costs and has required us to implement several measures to change how tri-party repo transactions are conducted. See “We have credit, regulatory and reputation risks as a result of our tri-party repo collateral agency services, which could adversely affect our business and results of operations” in this Risk Factors section.

•
Resolution Planning. Large BHCs must develop and submit to the FDIC and the Federal Reserve for review resolution plans for their rapid and orderly resolution in the event of material financial distress or failure.  In August 2014, the Federal Reserve and FDIC notified the 11 “first-wave” filers, including BNY Mellon, that certain shortcomings in the 2013 resolution plans must be addressed in the 2015 resolution plans.  The FDIC determined that the plans submitted by the

100 BNY Mellon

Risk Factors (continued)

first-wave filers are not credible and do not facilitate an orderly resolution under the U.S. Bankruptcy Code.  The Federal Reserve was silent as to its determination regarding credibility of the plans, but did state that the first-wave filers, including BNY Mellon, must take immediate action to improve their resolvability and reflect those improvements in their 2015 plans.  If the FDIC and the Federal Reserve jointly determine that the plan we will submit on or before July 1, 2015 is not credible and we fail to address the deficiencies in a timely manner, the FDIC and the Federal Reserve may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. If we continue to fail to adequately remedy any deficiencies, we could be required to divest assets or operations that the regulators determine necessary to facilitate our orderly resolution.

•
Enhanced Prudential Standards/Single Counterparty Credit Limits. Under the Dodd-Frank Act, we are considered to be a systemically important financial institution and are subject to heightened prudential standards and supervision. Final enhanced prudential standards issued by the Federal Reserve in 2014 could increase our operational, compliance and risk management costs. We are required to comply with enhanced liquidity and overall risk management standards, including a buffer of highly liquid assets based on projected funding needs for 30 days, and increased involvement by boards of directors in liquidity and overall risk management. This liquidity buffer is in addition to the LCR discussed above and has been described by the Federal Reserve as being “complementary” to those liquidity standards. Other proposed enhanced prudential standards applicable to SIFIs under the Dodd-Frank Act, and similar Basel Committee initiatives, could limit single counterparty credit exposures, and could result in our needing to cap certain business volumes to be able to comply with such limits.

•
Third Party Vendors. Recent regulatory guidance has focused on the need for financial institutions to perform increased due diligence and ongoing monitoring of third party vendor relationships, thus increasing the scope of management involvement and decreasing the efficiency otherwise resulting from these relationships.

•
European Resolution and Structural Reform Proposals. European legislators have initiated proposals to establish European bank resolution mechanisms to operate across the Eurozone, including one or more resolution funds to be funded by the banking industry. BNY Mellon expects that the extension of deposit protection to most corporate entities will require certain BNY Mellon entities to contribute to relevant deposit protection schemes. The contributions and required systems enhancements may constitute a meaningful cost for those BNY Mellon entities. In addition, European and Member State regulators (for example, the PRA in the UK) continue to develop proposals in regard to bank structural reform. The details of such structural reform proposals continue to be developed, and at this stage the final outcome of such proposals is not certain. Bank structural reform proposals, if implemented, may require BNY Mellon to review its existing corporate structure, and may impact upon the business activities that BNY Mellon subsidiaries and branches can undertake. It is not yet clear whether bank structural reforms in the European Union will operate on the basis of changes to corporate structure or prohibitions on certain forms of trading (including proprietary trading), or a combination of these approaches.

•
European Financial Markets and Market Infrastructures. The Markets in Financial Instruments Directive II (“MiFID II”), Markets in Financial Instruments Regulation (“MiFIR”) and European Market Infrastructure Regulation (“EMIR”) will require existing business activities and processes to be reviewed. The volume of change required may result in risk. The EU continues to develop proposals and regulations in relation to financial markets and market infrastructures which may alter the competitive landscape for European capital markets.

•
Investment Services in Europe. The Alternative Investment Fund Managers Directive (“AIFMD”) imposes heightened depository obligations, which have both operational and, potentially, capital effects. Our businesses servicing regulated funds in Europe will be affected similarly by the revised directive governing undertakings for collective investment in transferable securities, known as UCITS V, which was adopted in September 2014 with rules to take effect in March 2016.

BNY Mellon 101

Risk Factors (continued)

In addition to the direct effects on us, many of our clients are subject to significant regulatory requirements and retain our services in order for us to assist them in complying with those legal requirements. Changes in these regulations can significantly affect the services that we are asked to provide, as well as our costs.

In addition, U.S. regulatory agencies - banking, securities and commodities - continue to publish notices of proposed regulations required by the Dodd-Frank Act, and new bodies created by the Dodd-Frank Act (including the Financial Stability Oversight Council and the Consumer Financial Protection Bureau) have commenced operations. The related findings of various regulatory and commission studies, the interpretations issued as part of the rulemaking process and the final regulations that are issued with respect to various elements of the new law may cause changes that impact the profitability of our business activities and require that we change certain of our business practices and plans. These changes will continue to expose us to additional regulatory costs and require us to invest significant management attention and resources to make any necessary changes, all of which could impact our profitability. See “Supervision and Regulation” in this Annual Report for additional information regarding the potential impact of the regulatory environment on our business.

Failure to comply with these regulations, as well as other laws, regulations or policies, could result in sanctions by regulatory agencies, civil money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. Although we have policies and procedures designed to prevent any such violations, there can be no assurance that such violations will not occur. If violations do occur, they could damage our reputation, increase our legal and compliance costs, and ultimately adversely impact our results of operations. Laws, regulations or policies currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may also be adversely affected by future changes in laws, regulations, policies or interpretations or regulatory approaches to compliance and enforcement. See “Supervision and Regulation” in this Annual Report.

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.
Under regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed under “Supervision and Regulation” in this Annual Report, BNY Mellon is regulated as a BHC and a financial holding company (“FHC”). Our ability to maintain our status as an FHC is dependent upon a number of factors, including our U.S. bank subsidiaries’ qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations and upon BNY Mellon qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations. Failure by BNY Mellon or one of our U.S. bank subsidiaries to qualify as “well capitalized” and “well managed”, if unremedied over a period of time, would cause us to lose our status as an FHC and could affect the confidence of clients in us, compromising our competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible for BHCs without FHC status or to continue such activities. Our U.S. bank subsidiaries are also subject to capital requirements, administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. Failure by one of our bank subsidiaries to maintain its status as “well capitalized” could lead to, among other things, higher FDIC assessments and could have reputational and associated business consequences. A further failure by BNY Mellon or one of our U.S. bank subsidiaries to maintain its status as “adequately capitalized” would lead to regulatory sanctions and limitations and could lead the federal banking agencies to take “prompt corrective action.”

If our company or our subsidiary banks failed to meet the minimum capital rules and other regulatory

102 BNY Mellon

Risk Factors (continued)

requirements, we may not be able to deploy capital in the operation of our business or distribute capital to stockholders, which may adversely affect our business. If we are not able to meet the additional, more stringent, capital adequacy standards that were recently promulgated, we may not remain “well capitalized.” See “Supervision and Regulation” and the “Liquidity and dividends” and “Capital - Capital adequacy” sections in the MD&A - Results of Operations section in this Annual Report. Once the more stringent capital requirements applicable to G-SIBs are fully effective, as a G-SIB, we and certain of our banking subsidiaries will be subject to higher capital requirements than many of our U.S. and non-U.S. competitors, leading to a potential competitive disadvantage and negative impact on our businesses and results of operations. Failure to meet current or future capital requirements, including those imposed by the Final Capital Rules or by regulators in implementing other portions of the Basel III framework, could materially adversely affect our financial condition.
Although we expect to continue to satisfy our regulatory capital requirements, there can be no assurances that we will not need to hold significantly more regulatory capital than we currently estimate in order to satisfy an applicable minimum capital ratio, plus any buffers. An inability to meet regulatory expectations regarding our compliance with applicable capital adequacy rules may also negatively impact the assessment of BNY Mellon and its U.S. banking subsidiaries by U.S. banking regulators and our ability to make capital distributions.

Finally, our estimated capital ratios and related components are based on our current interpretation, expectations and understanding of the regulatory capital rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain risk models, additional refinements, modifications or enhancements (whether required or otherwise) to our models, and further implementation guidance in the United States. Any modifications or requirements resulting from these ongoing reviews or the continued implementation of Basel III and related amendments to the regulatory capital framework in the United States could result in changes in our risk-weighted assets or other elements involved in the calculation of BNY Mellon’s capital ratios, which could negatively impact our capital ratios and ability to achieve the capital requirements as we project or as required. Further, because operational risk is measured based not only upon our historical loss experience but also upon ongoing events in the banking industry generally, our level of operational risk-weighted assets could significantly increase or otherwise remain elevated for the foreseeable future and may potentially be subject to significant volatility.

New lines of business, new products and services or strategic project initiatives may subject us to additional risks, and the failure to implement these initiatives could affect our results of operations.

From time to time, we may launch new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new lines of business and/or new products or services may not be achieved and price and profitability targets may not be met. Furthermore, our revenues and costs may fluctuate because new businesses or products and services generally require startup costs while revenues may take time to develop, which may adversely impact our results of operations.

Additionally from time to time we undertake strategic project initiatives. Significant effort and resources are necessary to manage and oversee the successful completion of these initiatives. These initiatives often place significant demands on a limited number of employees with subject matter expertise and management and may involve significant costs to implement as well as increase operational risk as employees learn to process transactions under new systems. The failure to properly execute on these strategic initiatives could adversely impact our business and results of operations.

Our business may be adversely affected if we are unable to attract and retain employees.

Our success depends, in large part, on our ability to attract new employees, retain and motivate our existing employees, and continue to compensate our employees competitively amid heightened regulatory restrictions. Competition for the best employees in

BNY Mellon 103

Risk Factors (continued)

most activities in which we engage can be intense, and we may not be able to recruit and retain key personnel. We may also rely on certain employees with subject matter expertise to assist in the implementation of important initiatives. Factors that affect our ability to attract and retain talented and diverse employees include our compensation and benefits programs, our profitability and our reputation for rewarding and promoting qualified employees. Our ability to attract and retain key executives and other employees may be hindered as a result of regulations applicable to incentive compensation and other aspects of our compensation programs. These regulations, which include and are expected to include mandatory deferrals, clawback requirements and other limits on incentive compensation, may not apply to some of our competitors and to other institutions with which we compete for talent. Our ability to recruit and retain key talent may be adversely affected by these regulations. In addition, aspects of our compensation programs are performance-based. If we do not achieve applicable performance thresholds for a relevant period, employee compensation may be adversely affected, which could impact retention. The loss of employees’ skills, knowledge of the market, industry experience, and the cost of finding replacements may hurt our business. If we are unable to continue to attract and retain highly qualified employees, our performance, including our competitive position, could be adversely affected.

Regulatory actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the United States and abroad, as well as the Department of Justice and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements in this Annual Report for a discussion of material legal and regulatory proceedings in which we are involved. With regard to many firms in the financial services industry, the number of these investigations and proceedings, as well as the amount of penalties and fines sought, has increased substantially in recent years. Further, we may become subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. For example, many participants in the foreign exchange industry are currently receiving heightened regulatory scrutiny concerning alleged potential manipulation with respect to published foreign exchange benchmarks and we, like a number of others, have received inquiries from government authorities seeking information. Recently, significant settlements by several large financial institutions with governmental entities have been publicly announced. The trend of large settlements with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. The complexity of the federal and state regulatory and enforcement regimes in the U.S., coupled with the global scope of our operations and the increasing aggressiveness of the regulatory environment worldwide, also means that a single event may give rise to a large number of overlapping investigations and regulatory proceedings, either by multiple federal and state agencies in the U.S. or by multiple regulators and other governmental entities in different jurisdictions. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of our senior management from our business. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

Certain of our subsidiaries are subject to periodic examination, special inquiries and potential proceedings by regulatory authorities, including the Federal Reserve, SEC, OCC, DOL, DFS, CFTC, NFA, ECB, NBB and FCA. These examinations, inquiries and proceedings could, if compliance failures or other violations are found, cause a regulatory agency to institute proceedings and impose sanctions for violations, including, for example, regulatory agreements, cease and desist orders, civil monetary penalties or termination of a license and could lead to litigation by investors or clients, any of which could cause our earnings to decline.

Our businesses involve the risk that clients or others may sue us, claiming that we have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them. This risk may be heightened during periods when credit, equity or

104 BNY Mellon

Risk Factors (continued)

other financial markets are deteriorating in value or are particularly volatile, or when clients or investors are experiencing losses. In addition, as a publicly held company, we are subject to the risk of claims under the federal securities laws, and volatility in our stock price increases this risk.

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, nonetheless there may be a possible material exposure to loss in excess of any amounts accrued, or in excess of any loss contingencies disclosed as reasonably possible. Such loss contingencies may not be probable and reasonably estimable until the proceedings have progressed significantly, which could take several years and occur close to resolution of the matter.

Any or all of the risks outlined above could result in increased regulatory supervision and affect our ability to attract and retain customers or maintain access to the capital markets. Adverse governmental scrutiny and legal proceedings can also adversely impact the morale and performance of our employees.

Our businesses may be negatively affected by adverse publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. The 2008 financial crisis and current political and public sentiment regarding financial institutions have resulted in a significant amount of adverse media coverage of financial institutions. Harm to our reputation can result from numerous sources, including adverse publicity arising from events in the financial markets, our perceived failure to comply with legal and regulatory requirements, the purported actions of our employees or alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business, to comply with laws or regulations. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

Additionally, governmental scrutiny from regulators, legislative bodies and law enforcement agencies with respect to financial services companies has increased dramatically in the past several years. Press coverage and other public statements that assert some form of wrongdoing often result in some type of investigation by regulators, legislators and law enforcement officials or in lawsuits. Certain regulators, including the SEC, have announced policies that make it more likely that they will seek an admission of wrongdoing as part of any settlement of a matter brought by them against a regulated entity or individual, which could lead to increased exposure to civil litigation and could adversely affect our reputation and ability to do business in certain jurisdictions with so-called “bad actor” disqualification laws and could have other negative effects.

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

Beginning in 2009, our foreign exchange standing instruction program became the subject of litigation and regulatory investigations and proceedings. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements in this Annual Report. These litigation and regulatory investigations and proceedings have generated substantial scrutiny

BNY Mellon 105

Risk Factors (continued)

of, and adverse publicity concerning, our foreign exchange standing instruction program. Continued litigation involving our foreign exchange standing instruction program, and the resulting scrutiny and adverse publicity, could affect our reputation and discourage clients from doing business with us. We cannot predict the ultimate outcome of the pending matters involving our foreign exchange standing instruction program. If we continue to be subject to these proceedings and the resulting adverse publicity relating to our foreign exchange standing instruction program, our reputation could be further affected, adversely impacting our business and results of operations. See “Fee and other revenue - Foreign exchange and other trading revenue” in the MD&A - Results of Operations section of this Annual Report for more information regarding our foreign exchange business, including business practices, results of operations and trends.

Our risk management framework may not be effective in mitigating risk and reducing the potential for losses.

Our risk management framework seeks to mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including operational risk, market risk, credit risk and liquidity risk. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we have not appropriately anticipated or identified. In certain instances, we rely on models to measure, monitor and predict risks. However, these models are inherently limited because they involve techniques, including the use of historical data in some circumstances, and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes. There is no assurance that these models will appropriately capture all relevant risks or accurately predict future events or exposures. The recent financial crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks, and our regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our results of operations or financial condition.

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

An important aspect of our risk management framework is creating a risk culture in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. We continue to enhance our risk management program to support our risk culture, ensuring that it is sustainable and appropriate to our role as a major financial institution. Nonetheless, if we fail to create the appropriate environment that sensitizes all of our employees to managing risk, our business could be adversely impacted. For more information on how we monitor and manage our risk management framework, see “Risk Management - Risk management overview” in this Annual Report.

Our business may be materially adversely affected by operational risk.

We are exposed to operational risk as a result of conducting various fee-based services in our businesses. Examples of operational risk include: the risk of loss resulting from errors related to transaction processing; breaches of the internal control system and compliance requirements; fraud by employees or persons outside BNY Mellon; business interruption due to system failures; failed transaction processing or process management; unsuccessful or difficult implementation of computer systems upgrades; loss or damage to physical assets from natural disasters or other events; and other risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk may also include breaches of our technology and

106 BNY Mellon

Risk Factors (continued)

information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes fiduciary risk and potential legal or regulatory actions that could arise as a result of non-compliance with applicable laws, regulatory requirements or contracts which could have an adverse effect on our reputation and could result in the imposition of fines or civil money penalties or the payment of damages. Further, national regulators in the UK and Ireland continue to focus on rules around the protection of client assets, with consultative exercises having been conducted by the FCA in the UK with regard to the UK CASS regime and by the Central Bank of Ireland with regard to implementation of a new regime in Ireland. As previously disclosed, the FCA is conducting an investigation into compliance by BNY Mellon, London Branch and an affiliate with the FCA’s Client Assets Sourcebook, and discussions with the FCA are ongoing. The resolution of this matter could have a material adverse effect on our results of operations. We continue to assess our operational models and risks in light of these priorities.

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of operational risk to us, including from breakdowns or failures of their own systems or capacity constraints.

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

Operational losses can impact our capital ratios and results of operations. For example, our operational loss risk model is informed by external losses, including certain fines and penalties levied against other institutions in the financial services industry, particularly those that relate to businesses in which we operate, and as a result such external losses could impact the amount of capital that we are required to hold to account for operational risk. In addition, when we record balance sheet reserves for probable and estimable loss contingencies related to operational losses (or when we disclose a range of reasonably possible loss for reasonably possible and estimable loss contingencies), our estimated exposure may not be sufficient to cover our actual exposure, which could have a material adverse effect on our results of operations in the period in which such actions or matters are resolved or when a loss contingency otherwise becomes probable and reasonably estimable. For a discussion of operational risk see “Risk Management - Operational/business risk” and “Business Continuity” in the MD&A section in this Annual Report.

A failure or circumvention of our controls and procedures could have a material adverse effect on our business, reputation, results of operations and financial condition.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, reputation, results of operations and financial condition. If we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. In addition, there are risks that individuals, either employees or contractors, may circumvent established control mechanisms in order to, for example, exceed trading or investment management limitations, or commit fraud.

Change or uncertainty in monetary, tax and other governmental policies may impact our profitability and ability to compete.

BNY Mellon 107

Risk Factors (continued)

The monetary, tax and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. The Federal Reserve regulates the supply of money and credit in the United States and its policies influence our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. For example, the Federal Reserve’s low interest rate policies have resulted in, and could continue to result in, waivers of money market fund fees in addition to reductions in our spread-based income and net interest revenue. The actions of the Federal Reserve also could materially affect the value of financial instruments we hold, activity levels, liquidity and volatility in the financial markets, and impact our borrowers, potentially increasing the risk that they may fail to repay their loans.

Our business and earnings may also be adversely affected by the monetary, tax and other governmental policies that are adopted by various regulatory authorities, governments and international agencies. As a result of the 2008 financial crisis, there have been significant changes in these policies, which have imposed additional compliance, legal, review and response costs that have impacted our profitability. Changes in these policies are beyond our control and can be difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations.

We are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

Many businesses in which we operate are intensely competitive around the world. Competitors include other banks, trading firms, broker dealers, investment banks, asset managers, insurance companies and a variety of other financial services and advisory companies whose products and services span the local, national and global markets in which we conduct operations. We compete on the basis of several factors, including transaction execution, capital or access to capital, products and services, innovation, reputation, and price. Larger and more geographically diverse companies may be able to offer financial products and services at more competitive prices than we are able to offer. Pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services at a lower price, may result in a reduction in the price we can charge for our products and services, which could negatively affect our ability to maintain or increase our profitability. In addition, technological advances have made it possible for other types of non-depository institutions, such as outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business. Additionally, competitors may develop technological advances that could negatively impact the pricing of our clearing, settlement, payments and trading activities. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

Furthermore, recently implemented and proposed regulations may impact our ability to conduct certain of our businesses in a cost-effective manner or at all. The regulatory objectives underlying several provisions of the Dodd-Frank Act have not been enacted by governments and regulatory agencies outside the United States and may not be implemented into law in most countries. The more restrictive laws and regulations applicable to U.S. financial services institutions can put us at a competitive disadvantage to our non-U.S. competitors. See “Supervision and Regulation” in this Annual Report. These regulations may not apply to all of our competitors, which could adversely impact our ability to compete effectively. A decline in our competitive position could adversely affect our ability to maintain or increase our profitability.

We are subject to political, economic, legal, operational and other risks that are inherent in operating globally and which may adversely affect our business.

In conducting our business and maintaining and supporting our global operations, which includes vendors and other third parties, we are subject to risks of loss from the outbreak of hostilities and various unfavorable political, economic, legal or other developments, including social or political instability, changes in governmental policies or policies of central banks, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, unfavorable tax rates and tax court rulings and changes in laws and regulations.

108 BNY Mellon

Risk Factors (continued)

Our international clients accounted for 38% of our revenue in 2014. Our non-U.S. businesses are subject to extensive regulation by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies, in the jurisdictions in which those businesses operate. In many countries, the laws and regulations applicable to the financial services industry are uncertain and evolving, and may be applied with extra scrutiny to non-domestic companies, and it may be difficult for us to determine the exact requirements of local laws in every market or manage our relationships with multiple regulators in various jurisdictions. Our inability to remain in compliance with local laws in a particular market and manage our relationships with regulators could have an adverse effect not only on our businesses in that market but also on our reputation generally.

The failure to properly mitigate such risks, or the failure of our operating infrastructure to support such international activities could result in operational failures and regulatory fines or sanctions, which could adversely affect our business and results of operations.

In addition, we are subject in our global operations to rules and regulations relating to corrupt and illegal payments and money laundering, economic sanctions and embargo programs administered by the U.S. Office of Foreign Assets Control and similar multi-national bodies and governmental agencies worldwide, and laws relating to doing business with certain individuals, groups and countries, such as the U.S. Foreign Corrupt Practices Act, the USA PATRIOT Act, the Iran Threat Reduction and Syria Human Rights Act of 2012 and the UK Bribery Act. While we have invested and continue to invest significant resources in training and in compliance monitoring, the geographical diversity of our operations, employees, clients and customers, as well as the vendors and other third parties that we deal with, presents the risk that we may be found in violation of such rules, regulations or laws and any such violation could subject us to significant penalties or adversely affect our reputation. In addition, such rules could impact our ability to engage in business with certain individuals, entities, groups and countries, which could materially adversely affect certain of our businesses and results of operations. For example, if recent events in Russia and Ukraine trigger broad sanctions against Russian entities, our businesses with those clients, including depositary receipts and investments by certain of our boutiques, could be negatively impacted.

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

Acts of terrorism, natural disasters, pandemics, global conflicts or other similar catastrophic events could have a negative impact on our business and operations. While we have in place business continuity and disaster recovery plans, such events could still damage our facilities, disrupt or delay the normal operations of our business (including communications and technology), result in harm or cause travel limitations on our employees, and have a similar impact on our clients, suppliers and counterparties. These events could also negatively impact the purchase of our products and services to the extent that those acts or conflicts result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions, which could negatively impact our business and results of operation. In addition, war, terror attacks, political unrest, global conflicts, the national and global efforts to combat terrorism and other potential military activities and outbreaks of hostilities may lead to an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations. For

BNY Mellon 109

Risk Factors (continued)

example, if recent events in Russia and Ukraine result in wide-reaching sanctions against Russian entities which are our clients, we could experience defaults by those clients, primarily in trade finance and syndicated loans that are not collateralized. At Dec. 31, 2014, the total amount of our uncollateralized on and off-balance sheet exposure to Russia was $243 million.

Our strategic transactions present risks and uncertainties and could have an adverse effect on our business, results of operations and financial condition.

From time to time, to achieve our strategic objectives, we have acquired, disposed of, or invested in (including through joint venture relationships) companies and businesses, and may do so in the future. Our ability to pursue or complete strategic transactions is in certain instances subject to regulatory approval and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted and whether they could have an adverse effect on our business, results of operations and financial condition. Moreover, to the extent we pursue a strategic transaction, there can be no guarantee that the transaction will close when anticipated, or at all. If a strategic transaction does not close, or if the strategic transaction fails to maximize shareholder value, our stock price could decline.

Each acquisition poses integration challenges, including successfully retaining and assimilating clients and key employees, capitalizing on certain revenue synergies and integrating the acquired company’s systems and technology. In some cases, acquisitions involve entry into new businesses or new geographic or other markets, and these situations also present risks and uncertainties in instances where we may be inexperienced in these new areas. We may be required to spend a significant amount of time and resources to integrate these acquisitions. The anticipated integration benefits may take longer to achieve than projected and the time and cost needed to convert off of legacy systems may significantly exceed our estimates. If we fail to successfully integrate strategic acquisitions, including doing so in a timely and cost-effective manner, we may not realize the expected benefits regarding such acquisitions, which could have an adverse impact on our business, financial condition and results of operations. In addition, we may incur expenses, costs, losses, and other liabilities in connection with the defense and/or settlement of legal and regulatory claims, investigations and proceedings related to actions or omissions of the acquired businesses prior to the date of our ownership.

Each disposition also poses challenges, including separating the disposed businesses and systems in a way that is cost-effective and is not disruptive to our customers. In addition, the inherent uncertainty involved in the process of evaluating, negotiating or executing a potential sale of one of our companies or businesses may cause the loss of key clients, employees, and business partners which could have an adverse impact on our business, financial condition and results of operations.

Joint ventures and non-controlling investments contain potentially increased financial, legal, reputational, operational, regulatory and/or compliance risks. Notwithstanding our controls and risk management framework, which are designed to manage these risks, we may be dependent on joint venture partners, controlling shareholders or management who may have business interests, strategies or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partner, controlling shareholders or management may adversely affect the value of our investment, impacting our results of operations, result in litigation or regulatory action against us and otherwise damage our reputation and brand.

Market Risk

Ongoing concerns about the financial stability of some countries in Europe, the failure or instability of any of our significant counterparties in Europe, or a breakup of the Eurozone could have a material adverse effect on our business and results of operations.

Despite improved financial market conditions, there remain ongoing concerns about the possibility of sovereign debt defaults of one or more European countries, bank failures and/or the exit of Greece and other countries from the Eurozone. This has led to, and could continue to lead to, declines in market liquidity, a contraction of available credit, and diminished economic growth and business confidence in the Eurozone. We are primarily exposed to disruptions in European markets in three principal areas - on our balance sheet, in certain interest

110 BNY Mellon

Risk Factors (continued)

bearing deposits with banks, loans, trading assets and investment securities, as well as our Investment Management and Investment Services fee revenue. Additionally, continued disruptions in Europe could lead to a “flight to safety,” triggering increased client deposits and alter the size and composition of our balance sheet, which could adversely impact our leverage-based regulatory capital measures and reduce net interest margin. For additional information regarding this exposure, please see “International operations - Exposure in Ireland, Italy, Spain, Portugal, Greece, Russia and Ukraine” in the MD&A - Results of operations section in this Annual Report. The partial or full break-up of the Eurozone would be unprecedented and its impact highly uncertain. The exit of Greece or other countries from the Eurozone or the dissolution of the Eurozone could lead to redenomination of certain obligations of obligors in exiting countries. Any such exit and redenomination would cause significant uncertainty with respect to outstanding obligations of counterparties and debtors in any exiting country, whether sovereign or otherwise, and could lead to complex and lengthy disputes and litigation. The resulting uncertainty and market stress could also cause, among other things, severe disruption to equity markets, significant increases in bond yields generally, potential failure or default of financial institutions, including those of systemic importance, a significant decrease in global liquidity, a freeze-up of global credit markets and a potential worldwide recession.

The interdependencies among European economies and financial institutions have contributed to concerns regarding the stability of European financial markets generally and certain institutions in particular. Financial services institutions are interdependent as a result of trading, clearing, counterparty or other relationships. We routinely execute transactions with European counterparties, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more European financial institutions, or the financial markets generally, have in the past led to market-wide liquidity problems and could lead to losses by us or by other institutions in the future. Given the scope of our European operations, clients and counterparties, persistent disruptions in the European financial markets, the attempt of Greece or another country to abandon the Euro, the failure of a significant European financial institution, even if not an immediate counterparty to us, or persistent weakness in the Euro could have a material adverse impact on our business or results of operations.

Continuing uncertainty in financial markets and weakness in the economy generally may materially adversely affect our business, results of operations and financial condition.

Our results of operations may be materially affected by conditions in the financial markets and the economy generally, both in the United States and elsewhere around the world. While global economies and financial markets have shown signs of stabilizing and strengthening over the past few years, a variety of factors raise concern over the course and strength of the economic recovery, including commodity pricing, such as the recent decline in oil prices, instability of certain emerging markets, volatile debt and equity market values, high unemployment and governmental budget deficits (including, in the United States, at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business, financial condition and results of operations. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial services industry. In particular, we face the following risks in connection with these events, some of which are discussed at greater length in separate risk factors:

•
A continuing low interest rate environment, geopolitical tension, declining oil prices, deflationary trends in Europe and Japan have increased the demand for low-risk investments, particularly in U.S. Treasuries and the dollar. A potential exit by Greece from the Euro, along with quantitative easing measures taken by the ECB and Japan may compound the “flight to safety”. A “flight to safety” has historically increased BNY Mellon’s balance sheet, which would negatively impact our leverage ratio. A sustained “flight to safety” has historically triggered a decline in trading, capital markets and cross-border activity. Declining volumes in these activities would likely decrease our revenue, which would negatively impact our results of

BNY Mellon 111

Risk Factors (continued)

operations, financial condition and, if sustained in the long term, our business.

•
The fees earned by our Investment Management business are higher as assets under management increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets could result in reductions in assets under management because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline. Uncertain and volatile financial markets may also result in changes in customer allocations of funds among money market, equity, fixed income or other investment alternatives. Those changes in allocation may be from higher fee investments to lower fee investments. For example, at Dec. 31, 2014, using the S&P 500 Index as a proxy for the global equity markets, we estimate that a 100-point change in the value of the S&P 500 Index spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.02 to $0.04.

•	Market conditions resulting in lower transaction volumes could have an adverse effect on the revenues and profitability of certain of our businesses such as clearing, settlement, payments and trading.

•	Uncertain and volatile capital markets, particularly declines, could reduce the value of our investments in securities, including pension and other post-retirement plan assets.

•
Derivative instruments we hold to hedge and manage exposure to market risks including: interest rate risk, equity price risk, foreign currency risk, as well as credit risk associated with our products and businesses might not perform as intended or expected resulting in higher realized losses and unforeseen stresses on liquidity. Our derivative-based hedging strategies also rely on the performance of counterparties to such derivatives. These counterparties may fail to perform for various reasons resulting in losses on undercollateralized positions.

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

•
Low interest rates may result in the voluntary waiving of fees on certain money market mutual funds and related distribution fees by us in order to prevent clients’ yields on such funds from becoming uneconomic, which would have an adverse impact on our revenue and results of operations.

•
Continuing declines in oil prices may impact the ability of certain of our clients, including oil companies and sovereign funds in oil-exporting countries to continue using our services or repay outstanding loans.

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

Continuing low or volatile interest rates could have a material adverse effect on our profitability.
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

112 BNY Mellon

Risk Factors (continued)

The global market crisis triggered a series of cuts in interest rates and the tentative recovery has kept U.S. interest rates low. A continuing low short-term rate environment will likely adversely impact our revenue and results of operations by:

•	further compressing our net interest spreads, depending on our balance sheet position at the time of change; and

•
reducing our spread-based revenues, resulting in continued voluntary waiving of fees on certain money market mutual funds and related distribution fees by us in order to prevent the yields on such funds from becoming uneconomic.

A rise in interest rates could trigger one or more of the following, which could impact our business, results of operations and financial condition, including:

•	less liquidity in bonds and fixed income funds in the case of a sharp rise in interest rates resulting in lower performance, yield and fees;

•	increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs, as borrowers may have more difficulty making higher interest payments;

•	decreases in deposit levels and higher redemptions from our fixed income funds or separate accounts, as clients move funds into investments with higher rates of return;

•	a decline in our capital ratios;

•
reduction in other comprehensive income in our shareholders’ equity and therefore our tangible common equity due to the impact of rising long term rates on our largely fixed-income securities portfolio; and

•	higher funding costs.
A more detailed discussion of the interest rate and market risks we face is contained under “Risk Management” in the MD&A section in this Annual Report.

Market volatility may adversely impact our business, financial condition and results of operations and our ability to manage risk.

As a financial institution, our businesses, including our Investment Management, Global Markets, Corporate Trust, Depositary Receipts and Securities Lending businesses, are particularly sensitive to economic and market conditions, including in the capital and credit markets. When these markets are volatile or disruptive, we could experience a decline in our marked-to-market assets, including our securities portfolio and equity investments, including seed capital. Market volatility may be caused by concerns about the liquidity of the global financial markets; the level and volatility of debt and equity prices, interest rates and currency and commodities prices; investor sentiment; events that reduce confidence in the financial markets; inflation and unemployment; the economic effects of natural disasters, severe weather conditions, acts of war or terrorism; monetary policies and actions taken by the Federal Reserve and other central banks and the health of U.S. or international economies. A market downturn could also cause a decline in the value of the assets that we manage, hold in custody or administer, adversely impacting fee revenue and certain of our capital ratios, while the costs of providing the related services remain constant due to the high fixed costs associated with these businesses. Fluctuations in global market activity could also impact the flow of investment capital into or from assets under custody and/or administration and the way customers allocate capital among money market, equity, fixed income or other investment alternatives, which could negatively impact our results of operations. In addition, market volatility could produce downward pressure on our stock price and credit availability without regard to our underlying financial strength. If the market price of our common stock were to decline, we could be required to perform goodwill impairment testing. While a substantial goodwill impairment charge would not have a significant impact on our financial condition, it would have an adverse impact on our results of operations. For a discussion of goodwill, see “Critical accounting estimates - Goodwill and other intangibles” in the MD&A - Results of Operations section in this Annual Report.

We use various models and strategies to assess and control our market risk exposures but those are subject to inherent limitations. Our models, which rely on historical trends and assumptions, may not be sufficiently predictive of future results due to limited historical patterns, extreme or unanticipated market movements and illiquidity, especially during severe

BNY Mellon 113

Risk Factors (continued)

market downturns or stress events. The models that we use to assess and control our market risk exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. In addition, market conditions in recent years have involved unprecedented dislocations and highlight the limitations inherent in using historical data to manage risk. In times of market stress or other unforeseen circumstances, such as the market conditions experienced in 2008 and 2009, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future. A significant market downturn could materially adversely impact our business, financial condition, results of operations and ability to manage risk. For a discussion of our management of market risk, see “Risk Management-Market risk” in the MD&A section in this Annual Report.

We may experience write-downs of securities that we own and other losses related to volatile and illiquid market conditions, reducing our earnings and impacting our financial condition.

We maintain an investment securities portfolio of various holdings, types and maturities. These securities are primarily classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. At Dec. 31, 2014, approximately 18% of this portfolio was classified as held to maturity and recorded on our balance sheet at amortized cost.

Our investment securities portfolio includes U.S. Agency RMBS, U.S. Treasuries, sovereign and sovereign-guaranteed debt, non-agency U.S. and non-U.S. residential mortgage-backed securities, European floating rate notes, commercial mortgage-backed securities, state and political subdivision debt, foreign covered bonds, corporate bonds, collateralized loan obligations, U.S. government agency debt, consumer asset-backed securities and other securities, the values of which are subject to market price volatility to the extent unhedged. The low interest-rate environment that has persisted since the financial crisis began in mid-2007, which may continue in 2015 and beyond, constrains our ability to achieve a net interest margin consistent with historical averages. Many of these securities experienced significant liquidity, valuation and credit quality deterioration during the 2008 financial crisis. Non-U.S. mortgage-backed and asset-backed securities with exposures to European countries, whose sovereign-debt markets have experienced increased stress since 2011, may continue to experience stress in the future. U.S. state and municipal bonds have also experienced stress in light of the fiscal concerns that a number of states and municipalities face. If these or any of the other available-for-sale securities experience an other-than-temporary impairment, it would negatively impact our earnings. If our held-to-maturity securities experience a loss in fair value, it would negatively impact the fair value of our securities portfolio, although it would not impact our earnings unless a credit event occurred.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 31% at Dec. 31, 2014), and our loan and lease portfolios represent a smaller proportion of our consolidated total assets (approximately 15% at Dec. 31, 2014), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. As such, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment portfolio. For example, the accounting and regulatory treatment of our investment securities portfolio in an available-for-sale accounting environment may have more volatility than a more traditional held-for-investment loan portfolio, or a securities portfolio comprised exclusively U.S. Treasury securities. Under the Final Capital Rules, after-tax changes in the fair value of available-for-sale investment securities will be included in Tier 1 capital. For example, decreases in the general level of interest rates, and corresponding increases in mortgage prepayment speeds, which can be caused by refinancing activity, could adversely impact the value of fixed-rate mortgage-backed securities we hold. Conversely, increases in the general level of interest rates may adversely impact the fair value of fixed-rate debt securities we hold and, accordingly, for debt securities classified as available-for-sale, may adversely affect accumulated other comprehensive income and, thus, capital levels. Since loans held for investment, or securities in a held-to-maturity accounting environment, are not subject to a fair-

114 BNY Mellon

Risk Factors (continued)

value accounting framework, changes in the fair value of these instruments (other than incurred credit losses) are not similarly included in the determination of Tier 1 capital under the Final Capital Rules. As a result, we may experience increased variability in our Tier 1 capital relative to other major financial institutions who maintain a lower proportion of their consolidated total assets in an available-for-sale accounting environment.

Generally, the fair value of securities in the securities investment portfolio held as available-for-sale is determined based upon market values available from third party sources. During periods of market disruption, it may be difficult to value certain of our investment securities, if trading becomes less frequent and/or market data becomes less observable. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods which are more complex. These values may not be ultimately realizable in a market transaction, and such values may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value may have a material adverse effect on our results of operations or financial condition. If any of our securities suffer credit losses, as we experienced with some of our investments in 2009, we may recognize the credit losses as an other-than-temporary impairment which could impact our revenue in the quarter in which we recognize the losses. The decision on whether to record an other-than-temporary impairment or write-down is determined in part by management’s assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security. Management’s conclusions on such assessments are highly judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as assumptions, facts and circumstances change. On the other hand, securities held in a held-to-maturity accounting environment are limited in the actions we can take absent a significant deterioration in the issuer’s creditworthiness. Therefore we may be constrained in our ability to liquidate a held-to-maturity security that is deteriorating in value, which would negatively impact the fair value of our securities portfolio. If our assertions change about our intention or ability to not sell securities that have experienced a reduction in fair value below its amortized cost we could be required to recognize an other-than-temporary loss in earnings for the entire difference between fair value and amortized cost.

For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review - Investment securities” and for information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to the “Critical accounting estimates - Fair value - Securities” and “- Other-than-temporary impairment” sections both of which are in the MD&A - Results of Operations section in this Annual Report and Note 4 of the Notes to Consolidated Financial Statements in this Annual Report.

We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by a slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences.
Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. Our fee-based businesses include investment management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and administered, securities lending volume and spreads, and fees for other services rendered. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes all affect the level of our revenues. If the volumes of these activities decrease due to weak financial markets or otherwise, our revenues will also decrease, which would negatively impact our results of operations.

In addition, poor investment returns in our investment management business, due to either weak market conditions or underperformance (relative to our competitors or to benchmarks) by funds or accounts that we manage or investment products that we design or sell, result in reduced market values of portfolios that we manage and/or administer and affect our ability to retain existing assets and to attract

BNY Mellon 115

Risk Factors (continued)

new clients or additional assets from existing clients. This could affect the management and incentive fees that we earn on assets under management. Similarly, significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities lending we do and therefore would also have an adverse effect on our results of operations. Continuing low interest rates have also resulted in, and may continue to result in, waivers of money market fund fees.

Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, unit investment trusts or exchange traded funds, or contribute more to defined contribution plans. If there is a decline in the savings rates of individuals, or if there is a change in investment preferences that leads to less investment in mutual funds or other collective funds, or a shift to lower fee investment products, our revenues could be adversely affected. In addition, to the extent that we are forced to compete on the basis of price with other financial institutions, fee reductions on existing or future new business could cause revenues and profit margins to decline.

The profitability of certain of our businesses has declined since the financial crisis. For example, due to changes in fee structures, the margins on our clearing and corporate trust businesses have lowered, and we do not expect those margins to return to their historically high levels.

Our FX revenue may be adversely affected by decreases in the cross-border investment activity of our clients.

Our clients’ cross-border investing activity could decrease in reaction to economic and political uncertainties, including changes in laws or regulations governing cross-border transactions, such as currency controls. Uncertainties resulting from terrorist attacks and/or military actions may also negatively affect cross-border investments activity.

Client volume and our ability to generate revenue on such volume may also be affected by market volatility levels. Volumes and/or spreads in some of our products tend to benefit from currency volatility and are likely to decrease during times of lower currency volatility.

Our FX revenue is also impacted by changes in our product mix. A shift by custody clients from our foreign exchange programs to other execution options could negatively impact our FX revenue. Furthermore, continued growth of electronic FX trading capabilities may accelerate a shift of volume to lower margin channels.

Credit and Liquidity Risk

Any material reduction in our credit ratings or the credit ratings of our bank subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our results of operations and financial condition and on the value of the securities we issue.

Our debt, preferred stock and trust preferred securities and the debt and deposits of our bank subsidiaries, The Bank of New York Mellon and BNY Mellon, N.A., are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries and their outlook on us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, performance, prospects and operations as well as factors not entirely within our control, including conditions affecting the financial services industry generally as well as the U.S. Government. In addition, rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to rating agency models, general economic conditions, or other circumstances outside of our control could impact a rating agency’s judgment of the rating or outlook it assigns us or our rated subsidiaries. For example, in September 2014 Moody’s issued a proposal regarding potential material changes to their global bank rating methodology. In addition, in November 2014, S&P proposed adding an additional loss-absorbing capacity component to its framework for rating banks globally. If adopted, Moody’s or S&P’s proposed changes to its bank rating methodology could impact our or our rated subsidiaries’ credit ratings or outlook. In view of the difficulties experienced in recent years by many financial institutions, we believe that the rating agencies have heightened their level of scrutiny, increased the frequency and scope of their credit reviews, have requested additional information,

116 BNY Mellon

Risk Factors (continued)

and have adjusted upward the requirements employed in their models for maintenance of rating levels. In June 2013, S&P indicated that it is reconsidering its inclusion of assumed government support in the ratings of eight U.S. BHCs that they view as having high systemic importance, including BNY Mellon. Currently, as a result of these government support assumptions, our ratings and those of The Bank of New York Mellon and BNY Mellon, N.A. benefit from one notch of “lift” from S&P and The Bank of New York Mellon and BNY Mellon, N.A. benefit from two notches of “lift” from Moody’s. S&P continues to evaluate whether to reduce its support assumptions to below pre-financial crisis levels for banks that currently benefit from ratings uplift. There can be no assurance that we or our rated subsidiaries will maintain our respective credit ratings or outlook on our securities.

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us or our rated subsidiaries to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels. The requirement to provide additional collateral or terminate these contracts and agreements could impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. A downgrade by any one rating agency, depending on the agency’s relative ratings of the firm at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies. If a rating agency downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. A material reduction in our credit ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

We cannot predict what actions rating agencies may take, or what actions we may elect or be required to take in response thereto, which may adversely affect us. Our and our subsidiaries’ ratings could be downgraded at any time and without any notice by any of the rating agencies. For further discussion on the impact of a credit rating downgrade, see “Disclosure of contingent features in over-the-counter (“OTC”) derivative instruments” in Note 23 of the Notes to Consolidated Financial Statements in this Annual Report.

The failure or instability of any of our significant counterparties, many of whom are major financial institutions and sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business.

Our ability to engage in routine funding or other transactions could be adversely affected by the actions and commercial soundness of other financial institutions or sovereign entities. Financial institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, particularly financial institutions, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, insurance companies, sovereigns and other governmental or quasi-governmental entities, and other institutional clients. As a result, defaults or non-performance by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions in the future. For example, as a result of our membership in several industry clearing or settlement exchanges, we may be required to guarantee obligations and liabilities or provide financial support in the event that other members do not honor their obligations or default. These obligations may be limited to members that dealt with the defaulting member or to the amount (or a multiple of the amount) of our contribution to a member’s guarantee fund, or, in a few cases, the obligation may be unlimited. The consolidation of financial institutions in recent years and the failures of other financial institutions have increased the concentration of our counterparty risk. In addition to our exposure to financial institutions, we are from time to time exposed to concentrated credit risk at the industry or

BNY Mellon 117

Risk Factors (continued)

country level, potentially exposing us to a single market or political event or a correlated set of events. For example, defaults by companies in the oil and gas industry may increase meaningfully as a result of the recent decline in the price of oil.

The degree of client demand for short-term credit also tends to increase during periods of market turbulence, exposing us to further counterparty-related risks. For example, investors in collective investment vehicles for which we act as custodian may engage in significant redemption activity due to adverse market or economic news that was not anticipated by the fund’s manager. Our relationship with our clients, the nature of the settlement process and our systems may result in our extension of short-term credit in such circumstances. For some types of clients, we provide credit to allow them to leverage their portfolios, which may expose us to potential loss if the client experiences credit difficulties. In addition, we may incur a loss in relation to one entity or product even though our exposure to one of its affiliates or across product types is over-collateralized. Moreover, not all of our counterparty exposure is secured and, when our exposure is secured, the realizable market value of the collateral may have declined by the time we exercise rights against that collateral. This risk may be particularly acute if we are required to sell the collateral into an illiquid or temporarily-impaired market. In addition, disputes with counterparties as to the valuation of collateral significantly increase in times of market stress and illiquidity.

We act as lender’s agent in securities lending transactions between our customers, acting as lenders, and financial counterparties, including broker-dealers, acting as borrowers, wherein securities are lent by our customers and the loans are secured by a pledge of cash or securities posted by such financial counterparties. Typically, in the case of cash collateral, we invest the cash collateral pursuant to each customer’s investment guidelines and instructions. In certain cases, we agree to indemnify our customers against a default by the borrower under a securities lending transaction and, therefore, may have to buy-in the loaned securities with the cash collateral or the proceeds from the liquidation of the non-cash collateral. In those instances, we, rather than our customers, are exposed to the risks of the defaulting counterparty on the securities lending transaction.

From time to time, we assume concentrated credit risk at the individual obligor, counterparty or group level. Such concentrations may be material. Our material counterparty exposures change daily, and the counterparties or groups of related counterparties to which our risk exposure is material also varies during any reported period; however, our largest exposures tend to be to governmental entities, clearing organizations, and other financial institutions.

Concentration of counterparty exposure presents significant risks to us and to our clients because the failure or perceived weakness of our counterparties (or in some cases of our clients’ counterparties) has the potential to expose us to risk of financial loss. Changes in market perception of the financial strength of particular financial institutions or sovereign issuers can occur rapidly, are often based on a variety of factors and are difficult to predict.

In addition to our exposure to financial institutions, we are from time to time exposed to concentrated credit risk at the industry or country level, potentially exposing us to a single market or political event or a correlated set of events. We are also generally not able to net exposures across counterparties that are affiliated entities and may not be able in all circumstances to net exposures to the same legal entity across multiple products. As a consequence, we may incur a loss in relation to one entity or product even though our exposure to an entity’s affiliates or across product types is over-collateralized.

Under evolving regulatory restrictions on credit exposure, which include a broadening of the measure of credit exposure, we may be required to limit our exposures to specific issuers or groups, including financial institutions, to levels that we may currently exceed. These credit exposure restrictions under such evolving regulations may adversely affect our businesses and may require that we modify our operating models or the policies and practices we use.

Although our overall business is subject to these interdependencies, several of our businesses are particularly sensitive to them, including our currency and other trading activities, our securities lending and tri-party repo businesses and our investment management business. There is no assurance that any such losses would not materially and adversely affect our results of operations.

118 BNY Mellon

Risk Factors (continued)

We have credit, regulatory and reputation risks as a result of our tri-party repo collateral agency services, which could adversely affect our business and results of operations.

BNY Mellon offers tri-party collateral agency services to dealers and cash investors active in the tri-party repurchase, or repo, market and currently has approximately 85% of the market share of the U.S. tri-party repo market. As agent, we facilitate settlement between sellers (cash borrowers) and buyers (cash lenders). Our involvement in a transaction commences after a seller and buyer agree to a tri-party repo trade and send instructions to us. We settle the trade, maintain custody of the collateral (the subject securities of the repo), monitor the eligibility and sufficiency of the collateral, and execute payment and delivery instructions provided by the principals.

Providing tri-party repo agent services to repo counterparties exposes BNY Mellon to credit risk at certain points in time. To facilitate trade settlement and collateral substitutions, we extend secured intraday credit to repo sellers. In the event of a default by a repo seller to whom we have extended secured intraday credit, we would be at risk for the market value of the collateral securing such intraday credit, and for any shortfall in value after the liquidation of such collateral, which could adversely affect our results of operations.

BNY Mellon has reduced the amount of secured intraday credit it provides to sellers in connection with their tri-party repo trades in a number of ways, including limiting the collateral eligible to secure intraday credit to certain more liquid asset classes, reducing the amount of time during which we extend intraday credit, reducing the amount of credit provided in connection with processing collateral substitutions, introducing a functionality that enables us to “roll” maturing trades into new trades without extending credit, and requiring sellers to prefund their repayment obligations in connection with trades collateralized by DTC sourced securities.

This combination of measures, together with the technological enhancements put in place in 2014, have practically eliminated (defined as a 90% reduction) intraday credit related to tri-party repo processing.

In connection with our tri-party repo reforms, we are in the process of implementing new platforms and systems. As with the implementation of any new technology, we may experience operational errors that could lead to system failures and business interruptions and adversely impact our business.

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

Additionally, in the event that a significant number of tri-party repo transactions are cleared through a central clearinghouse, our revenues associated with tri-party repo transactions could be negatively impacted.

Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We attract client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to attract those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits, and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded

BNY Mellon 119

Risk Factors (continued)

or we are subject to significant negative press or significant regulatory action or litigation, among other reasons. If we were to lose a significant amount of deposits we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest revenue. In addition, the Parent’s access to the debt capital markets is a significant source of liquidity.

Events or circumstances often outside of our control, such as market disruptions, government fiscal and monetary policies, or loss of confidence of securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact BNY Mellon’s availability and cost of funding. Conversely, if we experience too much liquidity, it could increase interest expense, limit our financial flexibility, and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

Recently adopted and proposed regulations have been designed to address certain liquidity risks of large banking organizations, including BNY Mellon. The LCR and the Dodd-Frank Act’s enhanced prudential standards impose liquidity management requirements on us that will likely require us to increase our holdings of highly liquid, but potentially lower-yielding assets. These regulations could also impact our ability to hold certain deposits deemed to pose a higher risk of runoff in the event of financial distress. Under the Proposed U.S. G-SIB Rule, the size of the capital surcharge that will apply to large U.S. banking organizations is based in part on a banking organization’s reliance on short-term wholesale funding, including certain types of deposit funding, which effectively may increase the cost of such funding. Furthermore, certain non-U.S. regulators have proposed legislation or regulations requiring large banks to incorporate a separate subsidiary in countries in which they operate, and to maintain independent capital and liquidity for such subsidiaries. If adopted, these requirements could hinder our ability to efficiently manage our funding and liquidity in a centralized manner. There can be no assurances that these measures will be successful in limiting BNY Mellon’s liquidity risk.

As a holding company, we also rely on dividends and interest from our subsidiaries for funding. The Parent’s policy is to have sufficient unencumbered cash and cash equivalents at its holding company on hand to meet its forecasted debt redemptions, net interest payments and net tax payments over a minimum of the next 18 months without the need to receive dividends from its bank subsidiaries or issue debt. As of Dec. 31, 2014, the Parent was in compliance with this policy. However, there are various legal limitations on the extent to which our bank and other subsidiaries can finance or otherwise supply funds to us (by dividend or otherwise) and certain of our affiliates. If we are not able to obtain funds from our subsidiaries, we could be required to replace such funds through more expensive means and/or reduce assets. If we are unable to raise funds using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our investment portfolio, central bank deposits and bank placements, to meet funding needs. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our financial condition and results of operations. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time, which could occur in a liquidity or other market crisis. Additionally, if we experience cash flow mismatches, deposit run-off or market constraints resulting from our inability to convert assets to cash or raise cash in the markets, our liquidity could be severely impacted. During periods of market uncertainty, our level of client deposits has in recent years tended to increase; however, since such deposits have a foreseeable potential not to be permanent, we have historically deposited these so-called excess deposits with central banks and in other highly liquid and low-yielding instruments. These levels of excess client deposits, as a consequence, have increased our net interest revenue but have adversely affected our net interest margin.

If we are unable to continue to fund our assets through deposits or access capital markets on favorable terms or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our liquidity, net interest margin,

120 BNY Mellon

Risk Factors (continued)

financial results and condition may be materially adversely affected. In certain cases, this could require us to raise additional capital through the issuance of common stock, which could dilute the ownership of existing stockholders, or reduce our common stock dividend to preserve capital or in order to raise additional capital. For a further discussion of our liquidity, see “Liquidity and dividends” in the MD&A - Results of Operations in this Annual Report.

We could incur charges through provision expense if our reserves for credit losses, including loan reserves, are inadequate.

When we loan money, commit to loan money or provide credit or enter into another contract with a counterparty, we incur credit risk, or the risk of losses if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our credit exposure is comprised of six classes of financing receivables: financial institutions, commercial, commercial real estate, lease financings, wealth management loans and mortgages, and other residential mortgages. Though credit risk is inherent in lending activities, our revenues and profitability are adversely affected when our borrowers default in whole or in part on their loan obligations to us or when there is a significant deterioration in the credit quality of our loan portfolio. We reserve for credit losses by establishing an allowance through a charge to earnings. The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of probable losses inherent in our credit portfolio. We utilize a quantitative methodology, which is supplemented with a qualitative framework that takes into account internal and external environmental factors that are not captured within the quantitative methodology, to determine the allowance for credit losses. This process requires us to make numerous complex and subjective estimates and assumptions relating to probable losses which are inherently uncertain. As is the case with any such assessments, there is always the chance that we will fail to identify the proper factors or that we will fail to accurately estimate the impact of factors that we do identify. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. If the allowance for credit losses is inadequate due to deterioration in the credit quality of the portfolio or significant charge-offs, we would be required to record credit loss provisions against current earnings, which could adversely impact our net income. See “Critical accounting estimates” in the MD&A - Results of Operations section in this Annual Report.

Other Risks

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business. In addition, new tax laws or the expiration of or changes in existing tax laws, or the interpretation of those laws worldwide, could have a material impact on our business or net income. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings. See Note 12 to Consolidated Financial Statements in this Annual Report for further information.

Changes in accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.

From time to time, the FASB, the IASB, the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. See “Recent Accounting Developments” in the MD&A section and Note 2 to Consolidated Financial Statements in this Annual Report. These

BNY Mellon 121

Risk Factors (continued)

changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retroactively or to apply an existing standard differently, also retroactively, in each case potentially resulting in us restating prior period financial statements.

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies and methods require use of estimates and assumptions, such as allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, other-than-temporary impairment, goodwill and other intangibles, and pension accounting, that may affect the reported value of our assets or liabilities and results of operations. These estimates and assumptions are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. If subsequent events occur that are materially different than the assumptions and estimates we used, future results may be materially different than estimated.

The Parent is a non-operating holding company, and as a result, is dependent on dividends from its subsidiaries, including its principal subsidiary banks, to meet its obligations, including its obligations with respect to its securities, and to provide funds for payment of dividends to its stockholders and stock repurchases.

The Parent is a non-operating holding company, whose principal assets and sources of income are its principal U.S. bank subsidiaries - The Bank of New York Mellon and BNY Mellon, N.A. - and its other subsidiaries. The Parent is a legal entity separate and distinct from its banks and other subsidiaries and, therefore, it relies primarily on dividends, interest, distributions, and other payments from these bank and other subsidiaries to meet its obligations, including its obligations with respect to its securities, and to provide funds for payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors. At the same time, Federal Reserve rules provide that a BHC is expected to serve as a source of financial strength to its bank subsidiaries and to commit resources to support such banks if necessary.

There are various legal limitations on the extent to which our bank and other subsidiaries can finance or otherwise supply funds to the Parent (by dividend or otherwise) and certain of our affiliates. Many of our subsidiaries, including our bank subsidiaries, are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the parent company or other subsidiaries. These restrictions can reduce the amount of funds available to meet the Parent’s obligations. In addition, our bank subsidiaries would not be permitted to distribute a dividend if doing so would constitute an unsafe and unsound practice or if the payment would reduce their capital to an inadequate level. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with affiliates and to minimum regulatory capital and liquidity requirements, as well as restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses.

We evaluate and manage liquidity on a legal entity basis. Legal entity liquidity is an important consideration as there are legal and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, including the Parent.

Although we maintain cash positions for liquidity at the holding company level, if our bank subsidiaries or other subsidiaries were unable to supply the Parent with cash over time, the Parent could be unable to meet its obligations (including its obligations with respect to its securities), declare or pay dividends in respect of its capital stock, or perform stock repurchases. See “Supervision and Regulation” and “Liquidity and dividends” in the MD&A - Results of Operations and Note 19 of the Notes to Consolidated Financial Statements in this Annual Report.

Because the Parent is a holding company, its rights and the rights of its creditors, including the holders of its securities, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary will be subject to the prior claims of the subsidiary’s creditors (including, in the case of our banking subsidiaries, their depositors) except to the extent that the Parent may itself be a creditor with recognized claims against the subsidiary. The rights of holders of securities issued by the Parent to benefit from those distributions will also be junior to those prior claims. Consequently, securities issued by the

122 BNY Mellon

Risk Factors (continued)

Parent will be effectively subordinated to all existing and future liabilities of our subsidiaries.

Our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and the approval of our capital plan, applicable provisions of Delaware law or our failure to pay full and timely dividends on our preferred stock.

Holders of our common stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to make acquisitions, declare dividends or repurchase our common stock, is dependent on, among other things, Federal Reserve non-objection under the annual regulatory review of the results of the CCAR process required by the Federal Reserve and the supervisory stress tests required under the Dodd-Frank Act. These evaluations, in turn, are dependent on, among other things, our successful demonstration that such actions would not adversely affect our regulatory capital position in the event of a stressed market environment as well as the Federal Reserve’s assessment of the robustness of our capital adequacy qualitative process and the assumptions and analysis underlying the capital plan. There can be no assurance that the Federal Reserve will respond favorably to our future capital plans. If the Federal Reserve objects to our proposed capital actions, we may be required to revise our stress-testing or capital management approaches, resubmit our capital plan or postpone, cancel or alter our planned capital actions and will not be permitted to make any capital distributions other than those to which the Federal Reserve has indicated in writing its non-objection. In addition, if there have been or will be changes in our risk profile (including a material change in business strategy or risk exposure), financial condition or corporate structure, we may be required to resubmit our capital plan to the Federal Reserve.

The Federal Reserve’s current guidance provides that, for large BHCs like us, common stock dividend payout ratios exceeding 30% of after-tax net income available to common shareholders under certain baseline scenarios will receive particularly close scrutiny. A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock and market perceptions of BNY Mellon.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full dividends for the then current dividend period of our Series A preferred stock or the last preceding dividend period of our Series C and Series D preferred stock.

In addition, regulatory capital rules that are or will be applicable to us including the Final Capital Rules, the SLR, or the Proposed U.S. G-SIB Rule may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase or alter the mix of our outstanding regulatory capital instruments. Any requirement to increase our regulatory capital ratios or alter the composition of our capital could require us to liquidate assets or otherwise change our business and/or investment plans, which may negatively affect our financial results. Further, any requirement to maintain higher levels of capital may constrain our ability to return capital to shareholders either in the form of common stock dividends or share repurchases.

BNY Mellon 123

Recent Accounting Developments

Recently Issued Accounting Standards

ASU - 2015-02 - Consolidation (Topic 810): Amendments to the Consolidation Analysis

In February 2015, the FASB issued an ASU, “Consolidations (Topic 810): Amendments to the Consolidation Analysis”. This new ASU:

•	Rescinds the indefinite deferral of FAS 167 for certain investment management funds therefore establishing one consolidation model;

•	Eliminates the presumption that a general partner should consolidate a limited partnership;

•
Clarifies that some fees paid to a decision maker, such as an asset manager, are excluded from the evaluation of the economics criterion when determining a variable interest entities (VIEs) primary beneficiary. This clarification puts greater emphasis on principal risk of loss when assessing consolidation risk;

•	Amends the guidance for assessing how relationships of related parties affect the consolidation analysis of VIEs; and

•	Scopes certain money market funds out of the consolidation guidance.

Based on our preliminary review of the new ASU, we do not expect to be required to consolidate a material amount of additional investment funds (e.g., mutual funds, hedge funds, mortgage real estate investment funds, private equity funds, and venture capital funds).  In addition, we expect to deconsolidate substantially all of the CLOs we currently consolidate.

The final guidance is effective for reporting periods beginning after Dec. 15, 2015. Early adoption is permitted, including adoption in an interim period. BNY Mellon has not finalized assessing the impact of the new standard.

ASU - 2014-11 - Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures

In June 2014, the FASB issued an ASU, “Transfers and Servicing (Topic 860): Repurchase-to-Maturity Transactions, Repurchase Financing, and Disclosures,” which amends the accounting guidance for “repo-to-maturity” transactions and repurchase agreements executed as repurchase financings. This ASU requires public entities to apply the accounting changes and comply with the enhanced disclosure requirements for the first interim or annual reporting period beginning after Dec. 15, 2014. However, for repurchase and securities lending transactions reported as secured borrowings, the ASU’s enhanced disclosures are effective for annual periods beginning after Dec. 15, 2014 and interim periods beginning after March 15, 2015. Early adoption is not permitted.

ASU - 2014-09 - Revenue from Contracts with Customers

In May 2014, the FASB issued an ASU, “Revenue from Contracts with Customers,” which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on Jan. 1, 2017. Early adoption is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that this ASU will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

ASU - 2014-08 - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity

In April 2014, the FASB issued an ASU, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity,” which changes the criteria for determining which future disposals can be presented as discontinued operations and modifies related disclosure requirements. This ASU is effective for periods beginning on or after Dec. 15, 2014. Early adoption is permitted.

Proposed Accounting Standards

Proposed ASU - Leases

In May 2013, the FASB and the IASB issued a revised proposed ASU on leases. The proposed ASU introduces new accounting models for both lessees and lessors, primarily to address concerns related to off-balance-sheet financing arrangements available to lessees under current guidance. The proposal would require lessees to account for all leases on the balance

124 BNY Mellon

Recent Accounting Developments (continued)

sheet, except for certain short-term leases that have a maximum possible lease term of 12 months or less, including any options to renew. A lessee would recognize on its balance sheet (1) an asset for its right to use the underlying asset over the lease term and (2) a liability representing its obligation to make lease payments over the lease term. The income statement impact for lessees would depend on the nature of the underlying asset - that is, whether the underlying asset is property or an asset other than property - and the terms and conditions of the lease. The proposed ASU also introduces new accounting guidance for lessors. Lessors would account for leases under either the new receivable-and-residual approach or an approach similar to current operating-lease accounting. The appropriate approach to use would depend on the nature of the underlying asset - that is, whether the underlying asset is property or an asset other than property - and the terms and conditions of the lease. If finalized, the proposed ASU would converge the most significant aspects of the FASB’s and IASB’s accounting for lease contracts. In March 2014, the FASB and IASB re-deliberated the ASU and were unable to reach a consensus on certain key issues. Deliberations are expected to continue over the coming months. An effective date is not expected before 2018.

Proposed ASU - Financial Instruments - Credit Losses

In December 2012, the FASB issued a proposed ASU, “Financial Instruments-Credit Losses.” This proposed ASU would result in a single model to account for credit losses on financial assets. The proposal would remove the probable threshold for recognizing credit losses and require a current estimate of the expected contractual cash flows an entity does not expect to collect on financial assets that are not measured at fair value through the income statement. The proposal would also change current practice for recognizing OTTI and interest income on debt securities. In addition, the proposal would result in the recognition of an allowance for credit losses for nearly all types of debt instruments. The proposal would expand the credit quality disclosures to require information about changes in the factors that influence estimates of credit losses and the reasons for those changes. The FASB has decided on a current expected credit loss model for financial assets measured at amortized cost. Currently, the FASB is re-deliberating based on comments received. An effective date has not been determined.

Proposed ASU - Recognition and Measurement of Financial Assets and Financial Liabilities

In February 2013, the FASB issued a proposed ASU, “Recognition and Measurement of Financial Assets and Financial Liabilities.” This proposed ASU would affect entities that hold financial assets and liabilities and would change the methodology related to recognition, classification, measurement and presentation of financial instruments. The scope of the proposed ASU would exclude instruments classified in shareholders’ equity, share-based arrangements, pension plans, leases, guarantees and derivative instruments accounted under ASC 815, Derivatives and Hedging. Financial assets would be classified and measured based on the instrument’s cash flow characteristics and an entity’s business model for managing the instrument. Financial liabilities would generally be measured initially at their transaction price. The proposal includes three principal classification and measurement categories: (1) fair value for which all changes in fair value are recognized in net income; (2) fair value with qualifying changes in fair value recognized in other comprehensive income; and (3) amortized cost. This proposed ASU requires financial assets and liabilities to be presented separately on the balance sheet by measurement category. In addition, the fair value of financial assets and liabilities accounted for under amortized cost would be presented parenthetically on the balance sheet. In January 2014, the FASB tentatively decided not to continue to pursue the business model assessment approach for classification and measurement of financial assets. The FASB is currently re-deliberating based on the comments received and is expected to issue a final standard in mid-2015. An effective date is not expected before 2017.

Adoption of new accounting standards

For a discussion of the adoption of new accounting standards, see Note 2 of the Notes to Consolidated Financial Statements.

IFRS

IFRS are a set of standards and interpretations adopted by the IASB. Commencing with the issuance of the “roadmap” in November 2008, the SEC has considered potential methods of incorporation of IFRS in the United States. The use of IFRS for U.S. companies with global operations

BNY Mellon 125

Recent Accounting Developments (continued)

would allow for streamlined reporting, allow for easier access to foreign capital markets and investments, and facilitate cross-border acquisitions, ventures or spin-offs.

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

Update to Internal Controls - Integrated Framework

On May 14, 2013, COSO issued an updated version of its Internal Control - Integrated Framework (the “2013 Framework”). Originally issued in 1992, the framework helps organizations design, implement and evaluate the effectiveness of internal controls. Updates to the framework were intended to clarify internal control concepts and simplify their use and application. The 1992 framework remained available during the transition period, which extended to Dec. 15, 2014. Concurrent with the 2013 Framework release, COSO indicated that organizations reporting externally should clearly disclose whether the original Framework or the updated Framework was utilized. BNY Mellon utilizes the COSO 2013 Framework for our Internal Control over Financial Reporting.

126 BNY Mellon

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

Our securities clearing, commercial paper, mutual fund accounting and custody, securities lending, master trust, Unit Investment Trust, corporate trust, item processing, wealth management and treasury units have common functionality in multiple sites designed to facilitate continuance of operations or rapid recovery. In addition, we have recovery positions for over 12,700 employees on a global basis of which over 6,800 are proprietary.

We continue to enhance geographic diversity for business operations by moving additional personnel to growth centers outside of existing major urban centers. We replicate 100% of our critical production computer data to multiple recovery data centers.

We have an active telecommunications diversity program. All major buildings and data centers have diverse telecommunications carriers, where available. The data centers have multiple fiber optic rings and have been designed so that there is no single point of failure.

All major buildings have been designed with diverse telecommunications access, where available, and connect to at least two geographically dispersed connection points. We have an active program to audit circuits for route diversity and to test customer back-up connections.

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

We are committed to seeing that requirements for business continuity are met not just within our own facilities, but also within those of vendors and service providers whose operation is critical to our safety and soundness. To that end, we have a Vendor Risk Management Office whose function is to review new and existing service providers and vendors to see that they meet our standards for business continuity, as well as for information security, financial stability, and personnel practices, etc.

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

BNY Mellon 127

Supplemental Information (unaudited)

Supplemental information - Explanation of GAAP and Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures based upon fully phased-in Basel III CET1 and other risk-based capital ratios, SLR, Basel I CET1 and tangible common shareholders’ equity. BNY Mellon believes that the Basel III CET1 and other risk-based capital ratios on a fully phased-in basis, the SLR on a fully phased-in basis, the ratio of Basel I CET1 to risk-weighted assets and the ratio of tangible common shareholders’ equity to tangible assets of operations are measures of capital strength that provide additional useful information to investors, supplementing the capital ratios which are, or were, utilized by regulatory authorities. The tangible common shareholders’ equity ratio includes changes in investment securities valuations which are reflected in total shareholders’ equity. In addition, this ratio is expressed as a percentage of the actual book value of assets, as opposed to a percentage of a risk-based reduced value established in accordance with regulatory requirements, although BNY Mellon in its reconciliation has excluded certain assets which are given a zero percent risk-weighting for regulatory purposes and the assets of consolidated investment management funds to which BNY Mellon has limited economic exposure. Further, BNY Mellon believes that the return on tangible common equity measure, which excludes goodwill and intangible assets net of deferred tax liabilities, is a useful additional measure for investors because it presents a measure of those assets that can generate income. BNY Mellon has provided a measure of tangible book value per share, which it believes provides additional useful information as to the level of such assets in relation to shares of common stock outstanding.

BNY Mellon has presented revenue measures which exclude the effect of net securities gains, noncontrolling interests related to consolidated investment management funds, a gain on the sale of our investment in Wing Hang and a gain on the sale of the One Wall Street building; and expense measures which exclude M&I expenses, litigation charges, restructuring charges, the charge related to investment management funds, net of incentives, and amortization of intangible assets. Earnings per share, return on equity measures and operating margin measures, which exclude some or all of these items, are also presented. Earnings per share and return on equity measures also exclude the tax benefit benefit primarily related to a tax carryback claim and the net charge related to the disallowance of certain foreign tax credits. Operating margin measures may also exclude amortization of intangible assets and the net negative impact of money market fee waivers, net of distribution and servicing expense. BNY Mellon believes that these measures are useful to investors because they permit a focus on period-to-period comparisons, which relate to the ability of BNY Mellon to enhance revenues and limit expenses in circumstances where such matters are within BNY Mellon’s control. The excluded items, in general, relate to certain ongoing charges as a result of prior transactions or where we have incurred charges. M&I expenses primarily relate to acquisitions and generally continue for approximately three years after the transaction. M&I expenses can vary on a year-to-year basis depending on the stage of the integration. BNY Mellon believes that the exclusion of M&I expenses provides investors with a focus on BNY Mellon’s business as it would appear on a consolidated going-forward basis, after such M&I expenses have ceased. Future periods will not reflect such M&I expenses, and thus may be more easily compared to our current results if M&I expenses are excluded. Litigation charges represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Restructuring charges relate to our streamlining actions, Operational Excellence Initiatives and migrating positions to Global Delivery Centers. Excluding these charges permits investors to view expenses on a basis consistent with how management views the business.

The presentation of income from consolidated investment management funds, net of net income attributable to noncontrolling interests related to the consolidation of certain investment management funds permits investors to view revenue on a basis consistent with how management views the business. BNY Mellon believes that these presentations, as a supplement to GAAP information, give investors a clearer picture of the results of its primary businesses.

In this Annual Report, the net interest margin is presented on an FTE basis. We believe that this presentation provides comparability of amounts arising from both taxable and tax-exempt sources, and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income. Each of these measures as described above is used by management to monitor financial

128 BNY Mellon

Supplemental Information (unaudited) (continued)

performance, both on a company-wide and on a business-level basis.

Results for the years prior to 2014 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

The following table presents the reconciliation of net income and diluted earnings per common share.

Reconciliation of net income and diluted EPS – GAAP to Non-GAAP	2014			2013
	Net	Diluted		Net	Diluted
(in millions, except per common share amounts)	income	EPS		income	EPS
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,494	$2.15		$2,040	$1.73
Less: Gain on the sale of our investment in Wing Hang	315	0.27		—	—
Gain on the sale of the One Wall Street building	204	0.18		—	—
Benefit primarily related to a tax carryback claim	150	0.13		—	—
Add: Litigation and restructuring charges	860	0.74		45	0.04
Charge related to investment management funds, net of incentives	81	0.07		9	0.01
Net charge related to the disallowance of certain foreign tax credits	—	—		593	0.50
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – Non-GAAP	$2,766	$2.39	(a)	$2,687	$2.28

(a)	Does not foot due to rounding.

The following table presents the reconciliation of the pre-tax operating margin ratio.

Reconciliation of income before income taxes – pre-tax operating margin (dollars in millions)	2014	2013	2012	2011	2010
Income before income taxes – GAAP	$3,563	$3,777	$3,357	$3,685	$3,754
Less: Net securities gains	N/A	N/A	N/A	N/A	27
Net income attributable to noncontrolling interests of consolidated investment management funds	84	80	76	50	59
Gain on the sale of our investment in Wing Hang	490	—	—	—	—
Gain on the sale of the One Wall Street building	346	—	—	—	—
Add: Amortization of intangible assets	298	342	384	428	421
M&I, litigation and restructuring charges	1,130	70	559	390	384
Charge related to investment management funds, net of incentives	104	12	16	—	—
Income before income taxes, as adjusted – Non-GAAP (a)	$4,175	$4,121	$4,240	$4,453	$4,473

Fee and other revenue – GAAP	$12,649	$11,856	$11,448	$11,614	$10,784
Income from consolidated investment management funds – GAAP	163	183	189	200	226
Net interest revenue – GAAP	2,880	3,009	2,973	2,984	2,925
Total revenue – GAAP	15,692	15,048	14,610	14,798	13,935
Less: Net securities gains	N/A	N/A	N/A	N/A	27
Net income attributable to noncontrolling interests of consolidated investment management funds	84	80	76	50	59
Gain on the sale of our investment in Wing Hang	490	—	—	—	—
Gain on the sale of the One Wall Street building	346	—	—	—	—
Total revenue, as adjusted – Non-GAAP (a)	$14,772	$14,968	$14,534	$14,748	$13,849

Pre-tax operating margin (b)	23%	25%	23%	25%	27%
Pre-tax operating margin – Non-GAAP (a)(b)	28%	28%	29%	30%	32%

(a)
Non-GAAP excludes net securities gains, net income attributable to noncontrolling interests of consolidated investment management funds, the gains on the sales of our investment in Wing Hang and the One Wall Street building, amortization of intangible assets, M&I, litigation and restructuring charges and the charge related to investment management funds, net of incentives, if applicable.

(b)	Income before taxes divided by total revenue.

BNY Mellon 129

Supplemental Information (unaudited) (continued)

The following table presents the reconciliation of the returns on common equity and tangible common equity.

Return on common equity and tangible common equity (dollars in millions)	2014	2013	2012	2011	2010
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,494	$2,040	$2,419	$2,510	$2,513
Less: Net (loss) from discontinued operations	—	—	—	—	(66)
Net income from continuing operations applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	2,494	2,040	2,419	2,510	2,579
Add: Amortization of intangible assets, net of tax	194	220	247	269	264
Net income applicable to common shareholders of The Bank of New York Mellon Corporation excluding amortization of intangible assets – Non-GAAP	2,688	2,260	2,666	2,779	2,843
Less: Net securities gains	N/A	N/A	N/A	N/A	17
Gain on the sale of our investment in Wing Hang	315	—	—	—	—
Gain on the sale of the One Wall Street building	204	—	—	—	—
Benefit primarily related to a tax carryback claim	150	—	—	—	—
Add: M&I, litigation and restructuring charges	860	45	339	240	240
Charge related to investment management funds, net of incentives	81	9	12	—	—
Net charge related to the disallowance of certain foreign tax credits	—	593	—	—	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation, as adjusted – Non-GAAP (a)	$2,960	$2,907	$3,017	$3,019	$3,066

Average common shareholders’ equity	$36,618	$34,832	$34,333	$33,519	$31,100
Less: Average goodwill	18,063	17,988	17,967	18,129	17,029
Average intangible assets	4,305	4,619	4,982	5,498	5,664
Add: Deferred tax liability – tax deductible goodwill (b)	1,340	1,302	1,130	967	816
Deferred tax liability – intangible assets (b)	1,216	1,222	1,310	1,459	1,625
Average tangible common shareholders’ equity – Non-GAAP	$16,806	$14,749	$13,824	$12,318	$10,848

Return on common equity, net income basis – GAAP	6.8%	5.9%	7.0%	7.5%	8.1%
Return on common equity, continuing operations basis – GAAP	6.8%	5.9%	7.0%	7.5%	8.3%
Return on common equity – Non-GAAP (a)	8.1%	8.3%	8.8%	9.0%	9.9%

Return on tangible common equity, net income basis – Non-GAAP (a)	16.0%	15.3%	19.3%	22.6%	25.6%
Return on tangible common equity, continuing operations basis – Non-GAAP (a)	16.0%	15.3%	19.3%	22.6%	26.2%
Return on tangible common equity – Non-GAAP adjusted (a)	17.6%	19.7%	21.8%	24.5%	28.3%

(a)
Non-GAAP excludes amortization of intangible assets, net securities gains, the gains on the sales of our investment in Wing Hang and the One Wall Street building, the benefit primarily related to a tax carryback claim, M&I, litigation and restructuring charges, the charge related to investment management funds, net of incentives, and the net charge related to the disallowance of certain foreign tax credits, if applicable.

(b)	Deferred tax liabilities are based on fully phased-in Basel III rules. Beginning in 2014, includes deferred tax liabilities on tax deductible intangible assets permitted under Basel III rules.

130 BNY Mellon

Supplemental Information (unaudited) (continued)

The following table presents the reconciliation of the equity to assets ratio and book value per common share.

Equity to assets and book value per common share	Dec. 31,
(dollars in millions, unless otherwise noted)	2014	2013	2012	2011	2010
BNY Mellon shareholders’ equity at period end – GAAP	$37,441	$37,497	$36,414	$33,408	$32,350
Less: Preferred stock	1,562	1,562	1,068	—	—
BNY Mellon common shareholders’ equity at period end – GAAP	35,879	35,935	35,346	33,408	32,350
Less: Goodwill	17,869	18,073	18,075	17,904	18,042
Intangible assets	4,127	4,452	4,809	5,152	5,696
Add: Deferred tax liability – tax deductible goodwill (a)	1,340	1,302	1,130	967	816
Deferred tax liability – intangible assets (a)	1,216	1,222	1,310	1,459	1,625
BNY Mellon tangible common shareholders’ equity at period end – Non-GAAP	$16,439	$15,934	$14,902	$12,778	$11,053

Total assets at period end – GAAP	$385,303	$374,516	$359,226	$325,425	$247,463
Less: Assets of consolidated investment management funds	9,282	11,272	11,481	11,347	14,766
Subtotal assets of operations – Non-GAAP	376,021	363,244	347,745	314,078	232,697
Less: Goodwill	17,869	18,073	18,075	17,904	18,042
Intangible assets	4,127	4,452	4,809	5,152	5,696
Cash on deposit with the Federal Reserve and other central banks (b)	99,901	105,384	90,040	90,230	18,566
Tangible total assets of operations at period end – Non-GAAP	$254,124	$235,335	$234,821	$200,792	$190,393

BNY Mellon shareholders’ equity to total assets ratio – GAAP	9.7%	10.0%	10.1%	10.3%	13.1%
BNY Mellon common shareholders’ equity to total assets ratio – GAAP	9.3%	9.6%	9.8%	10.3%	13.1%
BNY Mellon tangible common shareholders’ equity to tangible assets of operations – Non-GAAP	6.5%	6.8%	6.3%	6.4%	5.8%

Period-end common shares outstanding (in thousands)	1,118,228	1,142,250	1,163,490	1,209,675	1,241,530

Book value per common share – GAAP	$32.09	$31.46	$30.38	$27.62	$26.06
Tangible book value per common share – Non-GAAP	$14.70	$13.95	$12.81	$10.56	$8.90

(a)	Deferred tax liabilities are based on fully phased-in Basel III rules. Beginning in 2014, includes deferred tax liabilities on tax deductible intangible assets permitted under Basel III rules.

(b)	Assigned a zero percentage risk-weighting by the regulators.

The following table presents income from consolidated investment management funds, net of noncontrolling interests.

Income from consolidated investment management funds, net of noncontrolling interests
(in millions)	2014	2013	2012	2011	2010
Income from consolidated investment management funds	$163	$183	$189	$200	$226
Less: Net income attributable to noncontrolling interests of consolidated investment management funds	84	80	76	50	59
Income from consolidated investment management funds, net of noncontrolling interests	$79	$103	$113	$150	$167

The following table presents the line items in the Investment Management business impacted by the consolidated investment management funds.

Income from consolidated investment management funds, net of noncontrolling interests
(in millions)	2014	2013	2012	2011	2010
Investment management fees	$66	$80	$81	$107	$125
Other (Investment income)	13	23	32	43	42
Income from consolidated investment management funds, net of noncontrolling interests	$79	$103	$113	$150	$167

BNY Mellon 131

Supplemental Information (unaudited) (continued)

The following table presents the reconciliation of the pre-tax operating margin for the Investment Management business.

Pre-tax operating margin - Investment Management business
(dollars in millions)	2014	2013	2012
Income before income taxes – GAAP	$901	$968	$896
Add: Amortization of intangible assets	123	148	192
Money market fee waivers	126	108	81
Charge related to investment management funds, net of incentives	104	12	16
Income before income taxes excluding amortization of intangible assets, money market fee waivers and the charge related to investment management funds, net of incentives – Non-GAAP	$1,254	$1,236	$1,185

Total revenue – GAAP	$4,007	$3,928	$3,678
Less: Distribution and servicing expense	424	429	415
Money market fee waivers benefiting distribution and servicing expense	149	147	150
Add: Money market fee waivers impacting total revenue	275	255	231
Total revenue net of distribution and servicing expense and excluding money market fee waivers – Non-GAAP	$3,709	$3,607	$3,344

Pre-tax operating margin (a)	22%	25%	24%
Pre-tax operating margin, excluding amortization of intangible assets, money market fee waivers, the charge related to investment management funds, net of incentives and net of distribution and servicing expense – Non-GAAP (a)	34%	34%	35%

(a)	Income before taxes divided by total revenue.

Capital Ratios

BNY Mellon has presented its estimated fully phased-in Basel III CET1 and other risk-based capital ratios and SLR based on its interpretation of the Final Capital Rules, which are being gradually phased-in over a multi-year period, as supplemented by the Federal Reserve’s final rules concerning the SLR published on Sept. 3, 2014, and on the application of such rules to BNY Mellon’s businesses as currently conducted. Management views the estimated fully phased-in Basel III CET1 and other risk-based capital ratios and SLR as key measures in monitoring BNY Mellon’s capital position and progress against future regulatory capital standards. Additionally, the presentation of the estimated fully phased-in Basel III CET1 and other risk-based capital ratios and SLR are intended to allow investors to compare these ratios with estimates presented by other companies. The estimated fully phased-in Basel III CET1 and other risk-based capital ratios assume all relevant regulatory approvals. The Final Capital Rules require approval by banking regulators of certain models used as part of risk-weighted asset calculations. If these models are not approved, the estimated fully phased-in Basel III CET1 and other risk-based capital ratios would likely be adversely impacted.

Risk-weighted assets at Dec. 31, 2014 for credit risk under the transitional Advanced Approach do not reflect the use of a simple value-at-risk methodology for repo-style transactions (including agented indemnified securities lending transactions), eligible margin loans, and similar transactions. BNY Mellon has requested written approval to use this methodology.

Our capital ratios are necessarily subject to, among other things, BNY Mellon’s further review of applicable rules, anticipated compliance with all necessary enhancements to model calibration, approval by regulators of certain models used as part of risk-weighted asset calculations, other refinements, further implementation guidance from regulators, market practices and standards and any changes BNY Mellon may make to its businesses. Consequently, our capital ratios remain subject to ongoing review and revision and may change based on these factors.

The following are the primary differences between risk-weighted assets determined under fully phased-in Basel III-Standardized Approach and Basel I. Credit risk is determined under Basel I using predetermined risk-weights and asset classes and relies in part on the use of external credit ratings. Under fully phased-in Basel III, the Standardized Approach uses a broader range of predetermined risk-weights and asset classes and certain alternatives to external credit ratings.

132 BNY Mellon

Supplemental Information (unaudited) (continued)

Securitization exposure receives a higher risk-weighting under fully phased-in Basel III than Basel I, and fully phased-in Basel III includes additional adjustments for market risk, counterparty credit risk and equity exposures. Additionally, the Standardized Approach eliminates the use of the VaR approach, whereas the Advanced Approach permits the VaR approach but requires certain model qualifications and approvals, for determining risk-weighted assets on certain repo-style transactions. In 2014, Standardized Approach and Advanced Approach risk-weighted assets include transitional adjustments for intangible assets, other than goodwill, and equity exposures.

The table presented below compares the fully phased-in Basel III capital components and ratios to those amounts determined under the currently effective rules using the transitional phase-in requirements.

Basel III capital components and ratios at Dec. 31, 2014 (dollars in millions)	Fully phased-in Basel III			Transitional Approach
		Adjustments (a)

CET1:
Common shareholders’ equity	$35,879	$447	(b)	$36,326
Goodwill and intangible assets	(19,440)	2,329	(c)	(17,111)
Net pension fund assets	(87)	70	(d)	(17)
Equity method investments	(401)	87	(c)	(314)
Deferred tax assets	(18)	14	(d)	(4)
Other	(2)	6	(e)	4
Total CET1	15,931	2,953		18,884
Other Tier 1 capital:
Preferred stock	1,562	—		1,562
Trust preferred securities	—	156	(f)	156
Disallowed deferred tax assets	—	(14)	(d)	(14)
Net pension fund assets	—	(69)	(d)	(69)
Other	(12)	(5)		(17)
Total Tier 1 capital	17,481	3,021		20,502

Tier 2 capital:
Trust preferred securities	—	156	(f)	156
Subordinated debt	298	—		298
Allowance for credit losses	280	—		280
Other	(11)	—		(11)
Total Tier 2 capital - Standardized Approach	567	156		723
Excess of expected credit losses	24	(11)		13
Less: Allowance for credit losses	280	—		280
Total Tier 2 capital - Advanced Approach	$311	$145		$456

Total capital:
Standardized Approach	$18,048	$3,177		$21,225
Advanced Approach	$17,792	$3,166		$20,958

Risk-weighted assets:
Standardized Approach	$150,881	$(25,319)		$125,562
Advanced Approach	$162,263	$6,017		$168,280

Standardized Approach:
Estimated Basel III CET1 ratio	10.6%			15.0%
Tier 1 capital ratio	11.6			16.3
Total (Tier 1 plus Tier 2) capital ratio	12.0			16.9

Advanced Approach:
Estimated Basel III CET1 ratio	9.8%			11.2%
Tier 1 capital ratio	10.8			12.2
Total (Tier 1 plus Tier 2) capital ratio	11.0			12.5

(a)	Reflects transitional adjustments to CET1, Tier 1 capital and Tier 2 capital required in 2014 under the Final Capital Rules.

(b)	Represents the portion of accumulated other comprehensive (income) loss excluded from common shareholders’ equity.

(c)	Represents intangible assets, other than goodwill, net of the corresponding deferred tax liabilities.

(d)	Represents the deduction for net pension fund assets and disallowed deferred tax assets in CET1 and Tier 1 capital.

(e)	Represents the transitional adjustments related to cash flow hedges and debit valuation adjustment.

(f)	During 2014, 50% of outstanding trust preferred securities are included in Tier 1 capital and 50% in Tier 2 capital.

BNY Mellon 133

Supplemental Information (unaudited) (continued)

The following table presents the reconciliation of our estimated fully phased-in Basel III CET1 ratio under the Standardized Approach and Advanced Approach.

Estimated fully phased-in Basel III CET1 ratio – Non-GAAP	Dec. 31,
(dollars in millions)	2014	2013	2012	(a)
Total Tier 1 capital (b)	$20,502	$18,335	$16,694
Adjustments to determine estimated fully phased-in Basel III CET1:
Deferred tax liability – tax deductible intangible assets	—	70	78
Intangible deduction	(2,329)	—	—
Preferred stock	(1,562)	(1,562)	(1,068)
Trust preferred securities	(156)	(330)	(623)
Other comprehensive income (loss) and net pension fund assets:
Securities available-for-sale	594	387	1,350
Pension liabilities	(1,041)	(900)	(1,453)
Net pension fund assets	—	(713)	(249)
Total other comprehensive income (loss) and net pension fund assets	(447)	(1,226)	(352)
Equity method investments	(87)	(445)	(501)
Deferred tax assets	—	(49)	(47)
Other	10	17	18
Total estimated fully phased-in Basel III CET1 – Non-GAAP	$15,931	$14,810	$14,199

Under the Standardized Approach:
Estimated fully phased-in Basel III risk-weighted assets – Non-GAAP	$150,881	$139,865	N/A

Estimated fully phased-in Basel III CET1 ratio – Non-GAAP (c)	10.6%	10.6%	N/A

Under the Advanced Approach:
Estimated fully phased-in Basel III risk-weighted assets – Non-GAAP	$162,263	$130,849	$144,284

Estimated fully phased-in Basel III CET1 ratio – Non-GAAP (c)	9.8%	11.3%	9.8%

(a)	At Dec. 31, 2012, the estimated fully phased-in Basel III CET1 ratio was estimated using our interpretation of the NPRs dated June 7, 2012, on a fully phased-in basis.

(b)	Tier 1 capital at Dec. 31, 2014 is based on Basel III rules, as phased-in. Tier 1 capital at Dec. 31, 2013 and Dec. 31, 2012 is based on Basel I rules.

(c)
Risk-based capital ratios at Dec. 31, 2014 include the net impact of the total consolidated assets of certain consolidated investment management funds in risk-weighted assets. These assets were not included in Dec. 31, 2013 risk-based ratios.

The following table presents the reconciliation of our Basel I CET1 ratio.

Basel I CET1 ratio	Dec. 31,
(dollars in millions)	2013	2012	2011	2010	(a)
Total Tier 1 capital – Basel I	$18,335	$16,694	$15,389	$13,597
Less: Trust preferred securities	330	623	1,659	1,676
Preferred stock	1,562	1,068	—	—
Total CET1 – Basel I	$16,443	$15,003	$13,730	$11,921

Total risk-weighted assets – Basel I	$113,322	$111,180	$102,255	$101,407

Basel I CET1 ratio – Non-GAAP	14.5%	13.5%	13.4%	11.8%

(a)	The period ended Dec. 31, 2010 includes discontinued operations.

134 BNY Mellon

Supplemental Information (unaudited) (continued)

The following table presents the components of our fully phased-in estimated SLR.

Estimated fully phased-in SLR – Non-GAAP (a) (dollars in millions)	Dec. 31, 2014
Total estimated fully phased-in Basel III CET1 – Non-GAAP	$15,931
Additional Tier 1 capital	1,550
Total Tier 1 capital	$17,481

Total leverage exposure:
Quarterly average total assets	$385,232
Less: Amounts deducted from Tier 1 capital	19,947
Total on-balance sheet assets, as adjusted	365,285
Off-balance sheet exposures:
Potential future exposure for derivatives contracts (plus certain other items)	11,678
Repo-style transaction exposures included in SLR	—
Credit-equivalent amount of other off-balance sheet exposures (less SLR exclusions)	21,850
Total off-balance sheet exposures	33,528
Total leverage exposure	$398,813

Estimated fully phased-in SLR – Non-GAAP	4.4%

(a)
The estimated fully phased-in SLR is based on our interpretation of the Final Capital Rules, as supplemented by the Federal Reserve’s final rules on the SLR. When fully phased-in, we expect to maintain an SLR of over 5%, 3% attributable to the minimum required SLR, and greater than 2% attributable to a buffer applicable to U.S. G-SIBs.

BNY Mellon 135

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/volume analysis (a)	2014 over (under) 2013			2013 over (under) 2012
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$(38)	$(3)	$(41)	$22	$(131)	$(109)
Interest-bearing deposits with the Federal Reserve and other central banks	46	11	57	7	(9)	(2)
Federal funds sold and securities purchased under resale agreements	37	2	39	17	(5)	12
Margin loans	34	(12)	22	14	(22)	(8)
Non-margin loans:
Domestic offices:
Consumer	14	(7)	7	10	(15)	(5)
Commercial	23	(17)	6	33	(10)	23
Foreign offices	13	(3)	10	32	(47)	(15)
Total non-margin loans	50	(27)	23	75	(72)	3
Securities:
U.S. Government obligations	53	(35)	18	(12)	37	25
U.S. Government agency obligations	9	(87)	(78)	124	(82)	42
State and political subdivisions - tax exempt	(10)	6	(4)	35	(11)	24
Other securities:
Domestic offices	(26)	(251)	(277)	4	(33)	(29)
Foreign offices	30	127	157	(10)	(157)	(167)
Total other securities	4	(124)	(120)	(6)	(190)	(196)
Trading securities (primarily domestic)	(26)	(9)	(35)	58	4	62
Total securities	30	(249)	(219)	199	(242)	(43)
Total interest revenue	$159	$(278)	$(119)	$334	$(481)	$(147)
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:
Money market rate accounts	$(1)	$(5)	$(6)	$(2)	$—	$(2)
Savings	1	—	1	—	1	1
Demand deposits	—	2	2	2	(1)	1
Time deposits	—	(3)	(3)	5	(16)	(11)
Total domestic offices	—	(6)	(6)	5	(16)	(11)
Foreign offices:
Banks	5	(12)	(7)	(4)	(12)	(16)
Other	2	(11)	(9)	6	(28)	(22)
Total foreign offices	7	(23)	(16)	2	(40)	(38)
Total interest-bearing deposits	7	(29)	(22)	7	(56)	(49)
Federal funds purchased and securities sold under repurchase agreements	(8)	11	3	—	(16)	(16)
Trading liabilities	(5)	(8)	(13)	17	(3)	14
Other borrowed funds:
Domestic offices	(2)	—	(2)	(2)	(2)	(4)
Foreign offices	—	1	1	—	(5)	(5)
Total other borrowed funds	(2)	1	(1)	(2)	(7)	(9)
Commercial paper	2	—	2	—	(2)	(2)
Payables to customers and broker-dealers	1	—	1	1	(1)	—
Long-term debt	16	25	41	(12)	(117)	(129)
Total interest expense	$11	$—	$11	$11	$(202)	$(191)
Changes in net interest revenue	$148	$(278)	$(130)	$323	$(279)	$44

(a)
Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

136 BNY Mellon

Selected Quarterly Data (unaudited)

Selected Quarterly Data	Quarter ended
(dollar amounts in millions, except per share amounts)	2014				2013
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement
Total fee and other revenue (a)	$2,935	$3,851	$2,980	$2,883	$2,814	$2,979	$3,203	$2,860
Income from consolidated investment management funds	42	39	46	36	36	32	65	50
Net interest revenue	712	721	719	728	761	772	757	719
Total revenue (a)	3,689	4,611	3,745	3,647	3,611	3,783	4,025	3,629
Provision for credit losses	1	(19)	(12)	(18)	6	2	(19)	(24)
Noninterest expense	3,524	2,968	2,946	2,739	2,877	2,779	2,822	2,828
Income before taxes (a)	164	1,662	811	926	728	1,002	1,222	825
(Benefit) provision for income taxes (a)	(93)	556	217	232	172	19	339	1,062
Net income (loss) (a)	257	1,106	594	694	556	983	883	(237)
Net (income) attributable to noncontrolling interests	(24)	(23)	(17)	(20)	(17)	(8)	(40)	(16)
Net income (loss) applicable to shareholders of The Bank of New York Mellon Corporation (a)	233	1,083	577	674	539	975	843	(253)
Preferred stock dividends	(24)	(13)	(23)	(13)	(26)	(13)	(12)	(13)
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$209	$1,070	$554	$661	$513	$962	$831	$(266)
Basic earnings (loss) per common share	$0.18	$0.93	$0.48	$0.57	$0.44	$0.82	$0.71	$(0.23)
Diluted earnings (loss) per common share	0.18	0.93	0.48	0.57	0.44	0.82	0.71	(0.23)
Average balances
Interest-bearing deposits with banks	$122,063	$123,595	$126,970	$116,016	$122,795	$107,301	$98,683	$104,207
Securities	117,243	112,055	101,420	100,534	96,640	101,206	107,138	101,912
Trading assets	3,922	5,435	5,532	5,217	6,173	5,523	6,869	5,878
Loans	56,844	54,835	53,449	51,647	50,768	48,256	47,913	46,279
Total interest-earning assets	318,608	311,603	300,758	284,532	285,779	271,150	268,481	265,754
Assets of operations	375,609	370,167	357,807	343,638	344,629	329,887	325,931	322,161
Total assets	385,232	380,409	369,212	354,992	356,135	341,750	337,455	333,664
Deposits	248,479	246,567	240,494	234,416	237,019	225,622	221,867	218,065
Long-term debt	21,187	20,429	20,361	20,420	19,501	19,025	19,002	18,878
Preferred stock	1,562	1,562	1,562	1,562	1,562	1,562	1,350	1,068
Total The Bank of New York Mellon Corporation common shareholders’ equity	36,859	36,751	36,565	36,289	35,698	34,264	34,467	34,898
Net interest margin (FTE)	0.91%	0.94%	0.98%	1.05%	1.09%	1.16%	1.15%	1.11%
Annualized return on common equity (a)(b)	2.2%	11.6%	6.1%	7.4%	5.7%	11.1%	9.7%	N/M
Pre-tax operating margin (a)	4%	36%	22%	25%	20%	26%	30%	23%
Common stock data (b)
Market price per share range:
High	$41.79	$40.80	$37.95	$35.88	$34.99	$32.36	$30.85	$29.13
Low	35.06	37.12	32.66	30.82	29.55	28.01	26.64	25.62
Average	39.13	38.88	34.60	33.03	32.56	30.67	28.72	27.55
Period end close	40.57	38.73	37.48	35.29	34.94	30.19	28.05	27.99
Cash dividends per common share	0.17	0.17	0.17	0.15	0.15	0.15	0.15	0.13
Market capitalization (c)	45,366	43,599	42,412	40,244	39,910	34,674	32,271	32,487

(a)
Results for the quarters ended in 2013 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
At Dec. 31, 2014, there were 30,525 shareholders registered with our stock transfer agent, compared with 29,231 at Dec. 31, 2013 and 31,486 at Dec. 31, 2012. In addition, there were 44,505 of BNY Mellon’s current and former employees at Dec. 31, 2014 who participate in BNY Mellon’s 401(k) Retirement Savings Plan. All shares of BNY Mellon’s common stock held by the Plan for its participants are registered in the name of The Bank of New York Mellon Corporation, as trustee.

(c)	At period end.

BNY Mellon 137

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about the usefulness of Non-GAAP measures, the future results of BNY Mellon, our businesses, financial and capital condition, results of operations, goals, strategies, outlook, objectives, expectations (including those regarding regulatory, market, economic or accounting developments, legal proceedings and other contingencies), estimates (including those regarding capital ratios), intentions, targets, opportunities and initiatives.

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

Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in the “Risk Factors” section of this Annual Report, such as: a technology disruption or information security event that results in a loss of confidential client information or impacts our ability to provide services to our clients; failure to update our technology, develop and market new technology or protect our intellectual property; government regulation and supervision, and recent legislative and regulatory actions; failure to satisfy regulatory standards, including capital adequacy rules; the risks relating to new lines of business, new products and services or strategic project initiatives; failure to attract and retain employees; regulatory actions or litigation; adverse publicity, government scrutiny or other reputational harm; continued litigation and regulatory investigations and proceedings involving our foreign exchange standing instruction program; failure of our risk management framework to be effective; operational risk; failure or circumvention of our controls and procedures; change or uncertainty in monetary, tax and other governmental policies; competition in all aspects of our business; political, economic, legal, operational and other risks inherent in operating globally; acts of terrorism, natural disasters, pandemics and global conflicts; the risks and uncertainties relating to our strategic transactions; ongoing concerns about the financial stability of some countries in Europe, the failure or instability of any of our significant counterparties in Europe, or a breakup of the Eurozone; continuing uncertainty in financial markets and weakness in the economy generally; continuing low or volatile interest rates; market volatility; write-downs of securities that we own and other losses related to volatile and illiquid market conditions; our dependence on fee-based business for a substantial majority of our revenue and the potential adverse effects of a slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences; the impact of decreased cross-border investment activity on our foreign exchange revenues; any material reduction in our credit ratings or the credit ratings of certain of our bank subsidiaries; the failure or instability of any of our significant counterparties, and our assumption of credit and counterparty risk; credit, regulatory and reputation risks as a result of our tri-party repo collateral agency services; the impact of not effectively managing our liquidity; inadequate reserves for credit losses, including loan reserves; tax law changes or challenges to our tax positions; changes in accounting standards; risks associated with being a holding company, including our dependence on dividends from our subsidiaries; and the impact of provisions of U.S. banking laws and regulations, Delaware law or failure to pay full and timely dividends on our preferred stock on our ability to return capital to shareholders.

Investors should consider all risks in our 2014 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other websites referenced herein are not part of this report.

138 BNY Mellon

Acronyms

ABO	Accumulated benefit obligation
ABS	Asset-backed security
ALM	Asset/liability management
APAC	Asia-Pacific region
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
AUC/A	Assets under custody and/or administration
AUM	Assets Under Management
BHC	Bank holding companies
bps	basis points
CCAR	Comprehensive Capital Analysis and Review
CCO	Chief Credit Officer
CD	Certificates of deposit
CET1	Common Equity Tier 1 capital
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
COSO	The Committee of Sponsoring Organizations of the Treadway Commission
CSD	Central securities depository
CVA	Credit valuation adjustment
DARTS	Daily average revenue trades
DR	Depositary receipts
DVA	Debit valuation adjustment
EC	European Commission
ECB	European Central Bank
EMEA	Europe, the Middle East and Africa
ERISA	Employee Retirement Income Security Act of 1974
ESOP	Employee Stock Ownership Plan
EVE	Economic Value of Equity
FASB	Financial Accounting Standards Board
FCA	Financial Conduct Authority
FDIC	Federal Deposit Insurance Corporation
FHC	Financial holding company
FINRA	Financial Industry Regulatory Authority, Inc.
FSA	Financial Services Authority
FTE	Fully taxable equivalent
GAAP	Generally Accepted Accounting Principles
GDP	Gross domestic product
G-SIBs	Global systemically important banks

GSE	Government-sponsored enterprise
HQLA	High-quality liquid assets
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRS	Internal Revenue Service
LIBOR	London Interbank Offered Rate
LCR	Liquidity coverage ratio
MD&A	Management’s Discussion and Analysis of Financial Condition and Results of Operations
M&I	Merger and integration
MBS	Mortgage-backed security
MMF	Money market funds
N/A	Not applicable or Not available
NAV	Net asset value
N/M	Not meaningful
NPR	Notice of proposed rulemaking
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OIS	Overnight indexed swap
OTC	Over-the-counter
OTTI	Other-than-temporary impairment
PBO	Projected benefit obligation
PSU	Performance units
REIT	Real estate investment trust
RMBS	Residential mortgage-backed security
RSU	Restricted stock units
RWA	Risk-weighted assets
S&P	Standard & Poor’s
SBIC	Small Business Investment Company
SBLC	Standby letters of credit
SEC	Securities and Exchange Commission
SIFIs	Systemically important financial institutions
SLR	Supplementary leverage ratio
TCE	Tangible common equity
TDR	Troubled debt restructuring
TLAC	Total loss-absorbing capacity
VaR	Value-at-risk
VIE	Variable interest entity

BNY Mellon 139

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

140 BNY Mellon

Glossary (continued)

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

Eurozone - An economic and monetary union of 19 European Union member states that have adopted the euro (€) as their common currency. The Eurozone currently includes Germany, France, Belgium, the Netherlands, Luxembourg, Austria, Finland, Italy, Ireland, Spain, Portugal, Greece, Estonia, Cyprus, Malta, Slovenia, Slovakia and Latvia. Lithuania joined as of Jan. 1, 2015.

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

High-quality liquid assets (“HQLA”) - Assets that can be converted into cash at little or no loss of value in private markets and are considered unencumbered.

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

BNY Mellon 141

Glossary (continued)

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

Leverage ratio - Tier 1 capital divided by quarterly average total assets, as defined by the regulators.

Liquidity coverage ratio (“LCR”) - A Basel III framework requirement for banks and BHCs to measure liquidity. It is designed to ensure that certain banking organizations, including BNY Mellon, maintain a minimum amount of unencumbered HQLA sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

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

Notice of proposed rulemaking (“NPR”) - A public notice issued by law when one of the independent agencies of the U.S. Government wishes to add, remove, or change a rule or regulation as part of the rulemaking process.

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

142 BNY Mellon

Glossary (continued)

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

Subcustodian - A local provider (e.g., a bank) contracted to provide specific custodial-related services in a selected country or geographic area.

Subprime securities - A classification of securities collateralized by loans to borrowers who have a tarnished or limited credit history.

Supplementary leverage ratio (“SLR”) - Tier 1 capital divided by total leverage exposure, as defined by the regulators.

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

BNY Mellon 143

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2014, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2014 financial statements included in this Annual Report under “Financial Statements and Notes,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 145.

144 BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Bank of New York Mellon Corporation:

We have audited The Bank of New York Mellon Corporation’s (“BNY Mellon”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). BNY Mellon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express an opinion on BNY Mellon’s internal control over financial reporting based on our audit.

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

In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BNY Mellon as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated February 27, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York
February 27, 2015

BNY Mellon 145

Item 1. Financial Statements

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2014	2013	2012
Fee and other revenue
Investment services fees:
Asset servicing	$4,075	$3,905	$3,780
Clearing services	1,335	1,264	1,193
Issuer services	968	1,090	1,052
Treasury services	564	554	549
Total investment services fees	6,942	6,813	6,574
Investment management and performance fees	3,492	3,395	3,174
Foreign exchange and other trading revenue	570	674	692
Distribution and servicing	173	180	192
Financing-related fees	169	172	172
Investment and other income (a)	1,212	481	482
Total fee revenue (a)	12,558	11,715	11,286
Net securities gains — including other-than-temporary impairment	92	146	242
Noncredit-related portion of other-than-temporary impairment (recognized in other comprehensive income)	1	5	80
Net securities gains	91	141	162
Total fee and other revenue (a)	12,649	11,856	11,448
Operations of consolidated investment management funds
Investment income	503	548	593
Interest of investment management fund note holders	340	365	404
Income from consolidated investment management funds	163	183	189
Net interest revenue
Interest revenue	3,234	3,352	3,507
Interest expense	354	343	534
Net interest revenue	2,880	3,009	2,973
Provision for credit losses	(48)	(35)	(80)
Net interest revenue after provision for credit losses	2,928	3,044	3,053
Noninterest expense
Staff	5,845	6,019	5,761
Professional, legal and other purchased services	1,339	1,252	1,222
Software	620	596	524
Net occupancy	610	629	593
Distribution and servicing	428	435	421
Furniture and equipment	322	337	331
Sub-custodian	286	280	269
Business development	268	317	275
Other	1,031	1,029	994
Amortization of intangible assets	298	342	384
Merger and integration, litigation and restructuring charges	1,130	70	559
Total noninterest expense	12,177	11,306	11,333
Income
Income before income taxes (a)	3,563	3,777	3,357
Provision for income taxes (a)	912	1,592	842
Net income (a)	2,651	2,185	2,515
Net (income) attributable to noncontrolling interests (includes $(84), $(80) and $(76) related to consolidated investment management funds, respectively)	(84)	(81)	(78)
Net income applicable to shareholders of The Bank of New York Mellon Corporation (a)	2,567	2,104	2,437
Preferred stock dividends	(73)	(64)	(18)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$2,494	$2,040	$2,419

(a)
Results for years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

146 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2014	2013	2012
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$2,494	$2,040	$2,419
Less: Earnings allocated to participating securities (a)	43	37	35
Change in the excess of redeemable value over the fair value of noncontrolling interests	N/A	1	(5)
Net income applicable to the common shareholders of The Bank of New York Mellon Corporation after required adjustments for the calculation of basic and diluted earnings per common share (a)	$2,451	$2,002	$2,389

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2014	2013	2012
Basic	1,129,897	1,150,689	1,176,485
Common stock equivalents	20,037	16,874	10,970
Less: Participating securities	(12,454)	(13,122)	(9,025)
Diluted	1,137,480	1,154,441	1,178,430

Anti-dilutive securities (b)	43,735	75,847	91,347

Earnings per share applicable to the common shareholders of The Bank of New York Mellon Corporation (a)(c)	Year ended Dec. 31,
(in dollars)	2014	2013	2012
Basic	$2.17	$1.74	$2.03
Diluted	$2.15	$1.73	$2.03

(a)
Results for years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

(c)
Basic and diluted earnings per share under the two-class method are determined on the net income applicable to common shareholders of The Bank of New York Mellon Corporation reported on the income statement less earnings allocated to participating securities, and the change in the excess of redeemable value over the fair value of noncontrolling interests, if applicable.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 147

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2014	2013	2012
Net income (a)	$2,651	$2,185	$2,515
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(806)	192	130
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	413	(889)	1,007
Reclassification adjustment	(58)	(74)	(106)
Total unrealized gain (loss) on assets available-for-sale	355	(963)	901
Defined benefit plans:
Prior service cost arising during the period	2	(1)	57
Net gain (loss) arising during the period	(479)	429	(190)
Foreign exchange adjustment	(1)	—	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	77	126	104
Total defined benefit plans	(401)	554	(29)
Net unrealized gain (loss) on cash flow hedges	(15)	9	1
Total other comprehensive income (loss), net of tax (b)	(867)	(208)	1,003
Net (income) attributable to noncontrolling interests	(84)	(81)	(78)
Other comprehensive (income) loss attributable to noncontrolling interests	125	(41)	(19)
Net comprehensive income	$1,825	$1,855	$3,421

(a)
Results for both years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $(742) million for the year ended Dec. 31, 2014, $(249) million for the year ended Dec. 31, 2013 and $984 million for the year ended Dec. 31, 2012.

See accompanying Notes to Consolidated Financial Statements.

148 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2014	2013
Assets
Cash and due from:
Banks	$6,970	$6,460
Interest-bearing deposits with the Federal Reserve and other central banks	96,682	104,359
Interest-bearing deposits with banks	19,495	35,300
Federal funds sold and securities purchased under resale agreements	20,302	9,161
Securities:
Held-to-maturity (fair value of $21,127 and $19,443)	20,933	19,743
Available-for-sale	98,330	79,309
Total securities	119,263	99,052
Trading assets	9,881	12,098
Loans (includes $21 and $ -, at fair value)	59,132	51,657
Allowance for loan losses	(191)	(210)
Net loans	58,941	51,447
Premises and equipment	1,394	1,655
Accrued interest receivable	607	621
Goodwill	17,869	18,073
Intangible assets	4,127	4,452
Other assets (includes $1,916 and $1,728, at fair value) (a)	20,490	20,566
Subtotal assets of operations (a)	376,021	363,244
Assets of consolidated investment management funds, at fair value:
Trading assets	8,678	10,397
Other assets	604	875
Subtotal assets of consolidated investment management funds, at fair value	9,282	11,272
Total assets (a)	$385,303	$374,516
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$104,240	$95,475
Interest-bearing deposits in U.S. offices	53,236	56,640
Interest-bearing deposits in Non-U.S. offices	108,393	109,014
Total deposits	265,869	261,129
Federal funds purchased and securities sold under repurchase agreements	11,469	9,648
Trading liabilities	7,434	6,945
Payables to customers and broker-dealers	21,181	15,707
Commercial paper	—	96
Other borrowed funds	786	663
Accrued taxes and other expenses (a)	6,903	6,996
Other liabilities (including allowance for lending-related commitments of $89 and $134, also includes $451 and $503, at fair value) (a)	5,025	4,827
Long-term debt (includes $347 and $321, at fair value)	20,264	19,864
Subtotal liabilities of operations (a)	338,931	325,875
Liabilities of consolidated investment management funds, at fair value:
Trading liabilities	7,660	10,085
Other liabilities	9	46
Subtotal liabilities of consolidated investment management funds, at fair value	7,669	10,131
Total liabilities (a)	346,600	336,006
Temporary equity
Redeemable noncontrolling interests	229	230
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 15,826 and 15,826 shares	1,562	1,562
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,290,222,821 and 1,268,036,220 shares	13	13
Additional paid-in capital	24,626	24,002
Retained earnings (a)	17,683	15,952
Accumulated other comprehensive loss, net of tax	(1,634)	(892)
Less: Treasury stock of 171,995,262 and 125,786,430 common shares, at cost	(4,809)	(3,140)
Total The Bank of New York Mellon Corporation shareholders’ equity (a)	37,441	37,497
Nonredeemable noncontrolling interests of consolidated investment management funds	1,033	783
Total permanent equity (a)	38,474	38,280
Total liabilities, temporary equity and permanent equity (a)	$385,303	$374,516

(a)
Prior year balances were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 149

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2014	2013	2012
Operating activities
Net income (a)	$2,651	$2,185	$2,515
Net (income) attributable to noncontrolling interests	(84)	(81)	(78)
Net income applicable to shareholders of The Bank of New York Mellon Corporation (a)	2,567	2,104	2,437
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses	(48)	(35)	(80)
Pension plan contributions	(72)	(68)	(441)
Depreciation and amortization	1,292	1,389	1,246
Deferred tax (benefit) (a)	(853)	526	244
Net securities (gains) and venture capital (income)	(97)	(147)	(170)
Change in trading activities	2,636	(3,946)	(1,412)
Change in accruals and other, net (a)	(941)	(465)	(195)
Net cash provided by (used for) operating activities	4,484	(642)	1,629
Investing activities
Change in interest-bearing deposits with banks	16,010	10,667	(6,892)
Change in interest-bearing deposits with the Federal Reserve and other central banks	7,677	(14,249)	133
Purchases of securities held-to-maturity	(3,498)	(6,740)	(3,477)
Paydowns of securities held-to-maturity	1,885	1,545	829
Maturities of securities held-to-maturity	102	43	710
Purchases of securities available-for-sale	(69,101)	(28,622)	(43,788)
Sales of securities available-for-sale	31,254	19,455	10,265
Paydowns of securities available-for-sale	7,253	9,621	9,769
Maturities of securities available-for-sale	11,012	3,911	8,606
Net change in loans	(7,904)	(5,092)	(2,754)
Sales of loans and other real estate	312	104	320
Change in federal funds sold and securities purchased under resale agreements	(11,141)	(2,568)	(2,083)
Change in seed capital investments	(253)	(171)	59
Purchases of premises and equipment/capitalized software	(791)	(609)	(652)
Proceeds from the sale of premises and equipment	585	—	6
Acquisitions, net of cash	(28)	(19)	(29)
Dispositions, net of cash	64	84	—
Other, net	4,887	(560)	(409)
Net cash (used for) investing activities	(11,675)	(13,200)	(29,387)
Financing activities
Change in deposits	2,247	13,960	26,226
Change in federal funds purchased and securities sold under repurchase agreements	1,821	2,221	1,160
Change in payables to customers and broker-dealers	5,474	(388)	3,424
Change in other borrowed funds	135	(672)	(796)
Change in commercial paper	(96)	(242)	328
Net proceeds from the issuance of long-term debt	4,686	3,892	2,761
Repayments of long-term debt	(4,376)	(2,035)	(4,163)
Proceeds from the exercise of stock options	370	263	40
Issuance of common stock	26	25	25
Issuance of preferred stock	—	494	1,068
Treasury stock acquired	(1,669)	(1,026)	(1,148)
Common cash dividends paid	(760)	(680)	(623)
Preferred cash dividends paid	(73)	(64)	(18)
Other, net	44	(127)	4
Net cash provided by financing activities	7,829	15,621	28,288
Effect of exchange rate changes on cash	(128)	(46)	22
Change in cash and due from banks
Change in cash and due from banks	510	1,733	552
Cash and due from banks at beginning of period	6,460	4,727	4,175
Cash and due from banks at end of period	$6,970	$6,460	$4,727
Supplemental disclosures
Interest paid	$344	$347	$561
Income taxes paid	1,363	400	709
Income taxes refunded	144	29	51

(a)
Cash flows for both years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

150 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2013 (a)	$1,562	$13	$24,002	$15,952	$(892)	$(3,140)	$783	$38,280	(b)	$230
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		63
Redemption of subsidiary shares from noncontrolling interests	—	—	(31)	—	—	—	—	(31)		(103)
Other net changes in noncontrolling interests	—	—	10	—	—	—	277	287		53
Net income	—	—	—	2,567	—	—	84	2,651		—
Other comprehensive income (loss)	—	—	—	—	(742)	—	(111)	(853)		(14)
Dividends:
Common stock at $0.66 per share	—	—	—	(763)	—	—	—	(763)		—
Preferred stock	—	—	—	(73)	—	—	—	(73)		—
Repurchase of common stock	—	—	—	—	—	(1,669)	—	(1,669)		—
Common stock issued under:
Employee benefit plans	—	—	24	—	—	—	—	24		—
Direct stock purchase and dividend reinvestment plan	—	—	21	—	—	—	—	21		—
Stock awards and options exercised	—	—	600	—	—	—	—	600		—
Balance at Dec. 31, 2014	$1,562	$13	$24,626	$17,683	$(1,634)	$(4,809)	$1,033	$38,474	(b)	$229

(a)
Retained earnings and total permanent equity were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,935 million at Dec. 31, 2013 and $35,879 million at Dec. 31, 2014.

BNY Mellon 151

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2012 (a)	$1,068	$13	$23,485	$14,605	$(643)	$(2,114)	$833	37,247	(b)	$178
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		49
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(81)
Other net changes in noncontrolling interests	—	—	21	—	—	—	(161)	(140)		73
Net income (a)	—	—	—	2,104	—	—	80	2,184		1
Other comprehensive income (loss)	—	—	—	(12)	(249)	—	31	(230)		10
Dividends:
Common stock at $0.58 per share	—	—	—	(681)	—	—	—	(681)		—
Preferred stock	—	—	—	(64)	—	—	—	(64)		—
Repurchase of common stock	—	—	—	—	—	(1,026)	—	(1,026)
Common stock issued under:								—		—
Employee benefit plans	—	—	25	—	—	—	—	25		—
Direct stock purchase and dividend reinvestment plan	—	—	20	—	—	—	—	20		—
Preferred stock issued	494	—	—	—	—	—	—	494		—
Stock awards and options exercised	—	—	451	—	—	—	—	451		—
Balance at Dec. 31, 2013 (a)	$1,562	$13	$24,002	$15,952	$(892)	$(3,140)	$783	$38,280	(a)	$230

(a)
Retained earnings, total permanent equity and net income were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,346 million at Dec. 31, 2012 and $35,935 million at Dec. 31, 2013.

152 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non- redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss), net of tax	Treasury stock
Balance at Dec. 31, 2011 (a)	$—	$12	$23,185	$12,803	$(1,627)	$(965)	$670	$34,078	(b)	$114
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		45
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(10)
Other net changes in noncontrolling interests	—	—	(2)	6	—	—	72	76		23
Net income (a)	—	—	—	2,437	—	—	76	2,513		2
Other comprehensive income	—	—	—	—	984	—	15	999		4
Dividends:
Common stock at $0.52 per share	—	—	—	(623)	—	—	—	(623)		—
Preferred stock	—	—	—	(18)	—	—	—	(18)		—
Repurchase of common stock	—	—	—	—	—	(1,148)	—	(1,148)		—
Common stock issued under:
Employee benefit plans	—	—	27	—	—	—	—	27		—
Direct stock purchase and dividend reinvestment plan	—	—	20	—	—	—	—	20		—
Preferred stock issued	1,068	—	—	—	—	—	—	1,068		—
Stock awards and options exercised	—	1	255	—	—	(1)	—	255		—
Balance at Dec. 31, 2012 (a)	$1,068	$13	$23,485	$14,605	$(643)	$(2,114)	$833	$37,247	(a)	$178

(a)
Retained earnings, total permanent equity and net income were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $33,408 million at Dec. 31, 2011 and $35,346 million at Dec. 31, 2012.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 153

Notes to Consolidated Financial Statements

Note 1 - Summary of significant accounting and reporting policies

Basis of presentation

The accounting and financial reporting policies of BNY Mellon, a global financial services company, conform to U.S. GAAP and prevailing industry practices.

In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the periods have been made. These financial statements should be read in conjunction with BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2014. Certain immaterial reclassifications have been made to prior periods to place them on a basis comparable with current period presentation.

In 2014, BNY Mellon elected to early adopt the new accounting guidance included in ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force.” As a result, we restated the prior period financial statements to reflect the impact of the retrospective application of the new accounting guidance. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

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

Subsequent event

As disclosed in February 2015, our financial results for the fourth quarter ended Dec. 31, 2014 were impacted by an additional after-tax litigation expense of $598 million in anticipation of the resolution of several previously disclosed matters, including substantially all of the foreign exchange-related actions. This impact has been reflected throughout these financial statements as a result of developments in our litigation that occurred subsequent to Dec. 31, 2014 which required that we increase our estimated accrual for probable and reasonably estimable losses.  In addition, these developments resulted in a substantial decline in our aggregate range of reasonably possible losses for legal proceedings as of Dec. 31, 2014.  See Note 22 of the Notes to Consolidated Financial Statements for additional information.

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

Our most significant equity method investments are:

Equity method investments at Dec. 31, 2014
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon	50.0%	$550
Siguler Guff	20.0%	$272
ConvergEx	33.9%	$105	(a)

(a)
In addition to the common ownership interest noted, BNY Mellon also holds an interest in ConvergEx nonvoting Series B preferred units.  The book value at Dec. 31, 2014 is reflective of our combined common and preferred interests in ConvergEx.

154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Variable interest entities

Accounting guidance on the consolidation of VIEs is included in ASC 810 Consolidation, ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, and ASU 2010-10 “Amendments for Certain Investment Funds,” which defers ASU 2009-17 for certain asset managers’ interests in entities that apply the specialized accounting guidance for investment companies or that have the attributes of investment companies and for interests in money market funds.

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

We consider the underlying facts and circumstances of individual transactions when assessing whether or not an entity is a VIE. BNY Mellon is required to consolidate a VIE if BNY Mellon is determined to be the primary beneficiary.

As a result of ASU 2010-10, BNY Mellon continues to apply ASC 810 to its mutual funds, hedge funds, private equity funds, collective investment funds and real estate investment trusts. If these entities are

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

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

Available-for-sale securities are stated at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale, are recorded net of tax as an addition to or deduction from OCI, unless a security is deemed to have OTTI. Gains and losses on sales of available-for-sale securities are reported in the income statement. The cost of debt and equity securities sold is determined on a specific identification and average cost method, respectively. Held-to-maturity securities are stated at amortized cost.

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

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

When we do not intend to sell the security and it is more likely than not that BNY Mellon will not be required to sell the security prior to recovery of its cost basis, the credit component of an OTTI of a debt security is recognized in earnings and the non-credit component is recognized in OCI

The determination of whether a credit loss exists is based on best estimates of the present value of cash flows to be collected from the debt security. Generally, cash flows are discounted at the effective interest rate implicit in the debt security at the time of acquisition. For debt securities that are beneficial interests in securitized financial assets and are not high credit quality, ASC 325 provides that cash flows be discounted at the current yield used to accrete the beneficial interest.

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

Loans and leases

Loans are reported net of any unearned income and deferred fees and costs. Certain loan origination and upfront commitment fees, as well as certain direct loan origination and commitment costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Loans held for sale are carried at the lower of cost or fair value.

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

A modified loan is considered a TDR if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered.  A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan.  TDRs are accounted for as impaired loans (see the Nonperforming assets policy).

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

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

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

A loan is considered to be impaired when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment allowance on loans $1 million or greater is required to be measured based upon the loan’s market price, the present value of expected future cash flows, discounted at the loan’s initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment allowance is established by a provision for credit loss. Impairment allowances are not needed when the recorded investment in an impaired loan is less than the loan valuation.

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

The second element, higher risk-rated credits and pass-rated credits, is based on our probable loss model. Individual credit analyses are performed on such loans before being assigned a credit rating. All borrowers are assigned to pools based on their credit rating. The probable loss inherent in each loan in a pool incorporates the borrower’s credit rating, loss given default rating and maturity. The loss given default incorporates a recovery expectation and an estimate of the use of the facility at default (usage given default). The borrower’s probability of default is derived from the associated credit rating. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery

158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

databases, to ensure ongoing consistency and validity. Higher risk-rated credits are reviewed quarterly. In the fourth quarter of 2014, we adopted the probable loss model to calculate the allowance for the Wealth Management mortgage portfolio. In prior periods, the allowance was calculated using a delinquency pool approach as described below in the third element for the allowance for residential mortgage loans.

The third element, the allowance for residential mortgage loans, is determined by segregating five mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. BNY Mellon assigns all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on default and loss data derived from internal historical data related to our residential mortgage portfolio. The resulting probable loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and insufficient internal data.

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

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

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

Seed capital

Seed capital investments are classified as other assets and carried at fair value. Unrealized gains and losses on seed capital investments are recorded in investment and other income.

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

Fee revenue

We record investment services fees, investment management fees, foreign exchange and other trading revenue, financing-related fees, distribution and servicing, and other revenue when the services are provided and earned based on contractual terms, when amounts are determined and collectability is reasonably assured.

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

Performance fees are recognized in the period in which the performance fees are earned and become determinable. Performance fees are generally calculated as a percentage of the applicable portfolio’s performance in excess of a benchmark index or a peer group’s performance. When a portfolio underperforms its benchmark or fails to generate positive performance, subsequent years’ performance must generally exceed this shortfall prior to fees being earned. Amounts billable, which are subject to a clawback if future performance thresholds in current or future years are not met, are not recognized since the fees are potentially uncollectible. These fees are recognized when it is determined that they will be collected. When a multi-year performance contract provides that fees earned are billed ratably over the performance period, only the portion of the fees earned that are non-refundable are recognized.

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Actuarial gains and losses include the impact of plan amendments, gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from experience different from the assumed rate of return, changes in the discount rate or other assumptions. To the extent an actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is recognized over the future service periods of active employees. As a result of an amendment adopted on Jan. 29, 2015 to freeze benefit accrual under the U.S. pension plans effective Jun. 30, 2015, future unrecognized actuarial gains and losses for the U.S. plans that exceed a threshold amount will be amortized over the average future life expectancy of plan participants with a maximum of 15 years.

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

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

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

We enter into various derivative financial instruments for non-trading purposes primarily as part of our ALM process. These derivatives are designated as either fair value or cash flow hedges of certain assets and liabilities when we enter into the derivative contracts. Gains and losses associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item associated with the designated risks being hedged. Gains and losses on cash flow hedges are recorded in OCI, until reclassified into earnings in the same period the hedged item impacts earnings. Foreign currency transaction gains and losses related to a hedged net investment in a foreign operation, net of their tax effect, are recorded with cumulative foreign currency translation adjustments within OCI.

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

We discontinue hedge accounting prospectively when we determine that a derivative is no longer an effective hedge, the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading revenue. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item. Accumulated gains and losses, net of tax effect, from discontinued cash flow hedges are reclassified from OCI and recognized in current earnings in foreign exchange and other trading revenue as the hedged item impacts earnings.
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

Certain of our stock compensation grants vest when the employee retires. New grants with this feature are

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

expensed by the first date the employee is eligible to retire.

Note 2 - Accounting changes and new accounting guidance

ASU - 2014-01 - Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force

In January 2014, FASB issued ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force.” This ASU permits entities that invest in a qualified affordable housing project through a limited liability entity to make an accounting policy election to account for investments using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized in the income statement as a component of income tax expense.  Previously, investments in qualified affordable housing projects were accounted for as equity method investments, which reflected the operating losses of the affordable housing project partnerships in the income statement as investment and other income and the tax benefits as a reduction to income tax expense. In addition, under the new proportional amortization method, the value of the commitments to fund qualified affordable housing projects is included in other assets on the balance sheet and a liability is recorded for the unfunded portion.  In 2014, we restated the prior period financial statements to reflect the impact of the retrospective application of the new accounting guidance.

The table below presents the impact of the new accounting guidance on our previously reported earnings per share applicable to the common shareholders.

Earnings per share applicable to the common shareholders of The Bank of New York Mellon Corporation	As previously reported		As revised
(in dollars)	YTD13	YTD12	YTD13	YTD12
Basic	$1.75	$2.04	$1.74	$2.03
Diluted	$1.74	$2.03	$1.73	$2.03

The table below presents the impact of the new accounting guidance on our previously reported income statements.

Income statement	As previously reported		Adjustments		As revised
(in millions)	YTD13	YTD12	YTD13	YTD12	YTD13	YTD12
Investment and other income	$416	$427	$65	$55	$481	$482
Total fee revenue	11,650	11,231	65	55	11,715	11,286
Total fee and other revenue	11,791	11,393	65	55	11,856	11,448
Income before income taxes	3,712	3,302	65	55	3,777	3,357
Provision for income taxes	1,520	779	72	63	1,592	842
Net income (loss)	2,192	2,523	(7)	(8)	2,185	2,515
Net income (loss) applicable to shareholders of The Bank of New York Mellon Corporation	2,111	2,445	(7)	(8)	2,104	2,437
Net income (loss) applicable to common shareholders of The Bank of New York Mellon Corporation	2,047	2,427	(7)	(8)	2,040	2,419

BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

The table below presents the impact of the new guidance on our previously reported balance sheet.

Balance sheet at Dec. 31, 2013 (in millions)	As previously reported	Adjustment	As revised
Other assets	$20,360	$206	$20,566
Total assets of operations	363,038	206	363,244
Total assets	374,310	206	374,516
Accrued taxes and other expenses	6,985	11	6,996
Other liabilities	4,608	219	4,827
Total liabilities of operations	325,645	230	325,875
Total liabilities	335,776	230	336,006
Retained earnings	15,976	(24)	15,952
The Bank of New York Mellon Corporation shareholders’ equity	37,521	(24)	37,497
Permanent equity	38,304	(24)	38,280
Total liabilities, temporary equity and permanent equity	374,310	206	374,516

Note 3 - Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. Contingent payments totaled $4 million in 2014.

At Dec. 31, 2014, we have no remaining obligation to pay additional consideration for any of our acquired companies or joint ventures, based on contractual agreements. The acquisitions and dispositions described below did not have a material impact on BNY Mellon’s results of operations.

Acquisitions in 2014

On May 1, 2014, BNY Mellon acquired the remaining 65% interest of HedgeMark International, LLC for $26 million. Since 2011, BNY Mellon held a 35% ownership stake in HedgeMark. Goodwill related to this acquisition totaled $47 million and is included in the Investment Services business. The customer relationship intangible asset related to this acquisition is included in our Investment Services business and totaled $1 million at acquisition.

Dispositions in 2014

On April 23, 2014, BNY Mellon sold the subsidiary that conducts corporate trust business in Mexico that was part of our Investment Services business, for $65 million. As a result of this sale, we recorded an after-tax gain of $4 million. In addition, goodwill of $8 million and customer relationship intangible assets of $1 million were removed from the balance sheet as a result of this sale.

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

Acquisition in 2012

On Oct 1, 2012, BNY Mellon acquired the remaining 50% interest of the WestLB Mellon Asset Management joint venture for cash of $22 million, plus a contingent payment of $13 million which was paid in August 2013. We later renamed the unit Meriten Investment Management GmbH. Goodwill related to this acquisition totaled $70 million and is included in our Investment Management business. This goodwill is not deductible for tax purposes. Customer relationship intangible assets related to this acquisition are included in our Investment Management business, with a life of 8 years, and totaled $23 million at acquisition.

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 4 - Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2014, 2013 and 2012.

Securities at Dec. 31, 2014	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$19,592	$420	$15	$19,997
U.S. Government agencies	342	3	2	343
State and political subdivisions	5,176	95	24	5,247
Agency RMBS	32,568	357	325	32,600
Non-agency RMBS	942	37	26	953
Other RMBS	1,551	25	25	1,551
Commercial MBS	1,927	39	7	1,959
Agency commercial MBS	3,105	36	9	3,132
Asset-backed CLOs	2,128	9	7	2,130
Other asset-backed securities	3,241	5	6	3,240
Foreign covered bonds	2,788	80	—	2,868
Corporate bonds	1,747	45	7	1,785
Other debt securities	19,224	231	2	19,453	(a)
Equity securities	94	1	—	95
Money market funds	763	—	—	763
Non-agency RMBS (b)	1,747	471	4	2,214
Total securities available-for-sale (c)	$96,935	$1,854	$459	$98,330
Held-to-maturity:
U.S. Treasury	5,047	32	16	5,063
U.S. Government agencies	344	—	3	341
State and political subdivisions	24	1	1	24
Agency RMBS	14,006	200	44	14,162
Non-agency RMBS	153	9	2	160
Other RMBS	315	2	8	309
Commercial MBS	13	—	—	13
Other securities	1,031	24	—	1,055
Total securities held-to-maturity	$20,933	$268	$74	$21,127
Total securities	$117,868	$2,122	$533	$119,457

(a)	Includes $17.3 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(c)
Includes gross unrealized gains of $60 million and gross unrealized losses of $282 million recorded in accumulated other comprehensive income primarily related to agency RMBS that were transferred from available-for-sale to held-to-maturity in 2013. The unrealized gains and losses will be amortized into net interest revenue over the estimated lives of the securities.

Securities at Dec. 31, 2013	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$13,363	$94	$605	$12,852
U.S. Government agencies	937	16	5	948
State and political subdivisions	6,706	60	92	6,674
Agency RMBS	25,564	307	550	25,321
Non-agency RMBS	1,148	44	50	1,142
Other RMBS	2,299	43	57	2,285
Commercial MBS	2,324	60	27	2,357
Agency commercial MBS	1,822	1	34	1,789
Asset-backed CLOs	1,551	11	—	1,562
Other asset-backed securities	2,894	6	9	2,891
Foreign covered bonds	2,798	73	—	2,871
Corporate bonds	1,808	32	25	1,815
Other debt securities	13,077	91	18	13,150	(a)
Equity securities	18	1	—	19
Money market funds	938	—	—	938
Non-agency RMBS (b)	2,131	567	3	2,695
Total securities available-for-sale (c)	$79,378	$1,406	$1,475	$79,309
Held-to-maturity:
U.S. Treasury	3,324	28	84	3,268
U.S. Government agencies	419	—	13	406
State and political subdivisions	44	—	—	44
Agency RMBS	14,568	20	236	14,352
Non-agency RMBS	186	10	3	193
Other RMBS	466	3	20	449
Commercial MBS	16	1	—	17
Other securities	720	—	6	714
Total securities held-to-maturity	$19,743	$62	$362	$19,443
Total securities	$99,121	$1,468	$1,837	$98,752

(a)	Includes $11.4 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(c)
Includes gross unrealized gains of $74 million and gross unrealized losses of $343 million recorded in accumulated other comprehensive income primarily related to agency RMBS that were transferred from available-for-sale to held-to-maturity in 2013. The unrealized gains and losses will be amortized into net interest revenue over the estimated lives of the securities.

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2012	Amortized cost	Gross unrealized		Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$17,539	$467	$3	$18,003
U.S. Government agencies	1,044	30	—	1,074
State and political subdivisions	6,039	112	29	6,122
Agency RMBS	33,355	846	8	34,193
Non-agency RMBS	1,491	55	87	1,459
Other RMBS	2,850	53	109	2,794
Commercial MBS	3,031	153	45	3,139
Asset-backed CLOs	1,285	7	10	1,282
Other asset-backed securities	2,123	11	3	2,131
Foreign covered bonds	3,596	122	—	3,718
Corporate bonds	1,525	63	3	1,585
Other debt securities	11,516	276	—	11,792	(a)
Equity securities	23	4	—	27
Money market funds	2,190	—	—	2,190
Non-agency RMBS (b)	2,520	594	4	3,110
Total securities available-for-sale	$90,127	$2,793	$301	$92,619
Held-to-maturity:
U.S. Treasury	1,011	59	—	1,070
State and political subdivisions	67	2	—	69
Agency RMBS	5,879	139	1	6,017
Non-agency RMBS	236	10	8	238
Other RMBS	983	36	52	967
Commercial MBS	26	—	1	25
Other securities	3	—	—	3
Total securities held-to-maturity	$8,205	$246	$62	$8,389
Total securities	$98,332	$3,039	$363	$101,008

(a)	Includes $9.4 billion, at fair value, of government-sponsored and guaranteed entities, and sovereign debt.

(b)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

The following table presents the gross securities gains, losses and impairments.

Net securities gains (losses)
(in millions)	2014	2013	2012
Realized gross gains	$114	$186	$296
Realized gross losses	(4)	(10)	(10)
Recognized gross impairments	(19)	(35)	(124)
Total net securities gains	$91	$141	$162

Temporarily impaired securities

At Dec. 31, 2014, substantially all of the unrealized losses on the investment securities portfolio were attributable to credit spreads widening since purchase or otherwise relate to an increase in interest rates from date of purchase to the date they were transferred to held-to-maturity.  Specifically, $282 million of the unrealized losses at Dec. 31, 2014 and $343 million at Dec. 31, 2013 reflected in the available-for-sale sections of the tables below relate to certain securities (primarily agency RMBS) that were transferred in 2013 from available-for-sale to held-to-maturity.  The unrealized losses will be amortized into net interest revenue over the estimated lives of the securities.  The transfer created a new cost basis for the securities.  As a result, if these securities have experienced unrealized losses since the date of transfer, the corresponding fair value and unrealized losses would be reflected in the held-to-maturity sections of the following tables.  We do not intend to sell these securities and it is not more likely than not that we will have to sell these securities.

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following tables show the aggregate related fair value of investments with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

Temporarily impaired securities at Dec. 31, 2014	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$6,049	$15	$—	$—	$6,049	$15
U.S. Government agencies	32	—	100	2	132	2
State and political subdivisions	410	18	393	6	803	24
Agency RMBS	3,385	13	5,016	312	8,401	325
Non-agency RMBS	143	1	382	25	525	26
Other RMBS	—	—	449	25	449	25
Commercial MBS	175	1	394	6	569	7
Agency commercial MBS	719	1	550	8	1,269	9
Asset-backed CLOs	1,376	7	—	—	1,376	7
Other asset-backed securities	1,078	2	539	4	1,617	6
Corporate bonds	51	—	230	7	281	7
Other debt securities	2,536	2	—	—	2,536	2
Non-agency RMBS (a)	42	1	34	3	76	4
Total securities available-for-sale (b)	$15,996	$61	$8,087	$398	$24,083	$459
Held-to-maturity:
U.S. Treasury	$1,066	$6	$1,559	$10	$2,625	$16
U.S. Government agencies	—	—	340	3	340	3
State and political subdivisions	5	1	—	—	5	1
Agency RMBS	551	3	3,808	41	4,359	44
Non-agency RMBS	40	—	33	2	73	2
Other RMBS	—	—	219	8	219	8
Total securities held-to-maturity	$1,662	$10	$5,959	$64	$7,621	$74
Total temporarily impaired securities	$17,658	$71	$14,046	$462	$31,704	$533

(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(b)
Includes gross unrealized losses for 12 months or more of $282 million recorded in accumulated other comprehensive income primarily related to agency RMBS that were transferred from available-for-sale to held-to-maturity in 2013. The unrealized gains and losses will be amortized into net interest revenue over the estimated lives of the securities.

BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities at Dec. 31, 2013	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
U.S. Treasury	$7,719	$605	$—	$—	$7,719	$605
U.S. Government agencies	97	5	—	—	97	5
State and political subdivisions	2,374	55	222	37	2,596	92
Agency RMBS	12,011	226	83	324	12,094	550
Non-agency RMBS	102	7	592	43	694	50
Other RMBS	93	14	614	43	707	57
Commercial MBS	517	21	174	6	691	27
Agency commercial MBS	1,390	34	—	—	1,390	34
Other asset-backed securities	1,529	9	38	—	1,567	9
Corporate bonds	612	25	—	—	612	25
Other debt securities	2,976	18	—	—	2,976	18
Non-agency RMBS (a)	59	1	22	2	81	3
Total securities available-for-sale (b)	$29,479	$1,020	$1,745	$455	$31,224	$1,475
Held-to-maturity:
U.S. Treasury	$2,278	$84	$—	$—	$2,278	$84
U.S. Government agencies	406	13	—	—	406	13
Agency RMBS	12,639	236	—	—	12,639	236
Non-agency RMBS	10	—	65	3	75	3
Other RMBS	—	—	261	20	261	20
Other securities	641	6	—	—	641	6
Total securities held-to-maturity	$15,974	$339	$326	$23	$16,300	$362
Total temporarily impaired securities	$45,453	$1,359	$2,071	$478	$47,524	$1,837

(a)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(b)
Includes gross unrealized losses for 12 months or more of $343 million recorded in accumulated other comprehensive income primarily related to agency RMBS that were transferred from available-for-sale to held-to-maturity in 2013. The unrealized gains and losses will be amortized into net interest revenue over the estimated lives of the securities.

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our investment securities portfolio at Dec. 31, 2014.

Maturity distribution and yield on investment securities at Dec. 31, 2014	U.S. Treasury		U.S. Government agencies		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed and equity securities
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$1,002	0.65%	$160	1.85%	$372	1.39%	$7,041	0.82%	$—	—%	$8,575
Over 1 through 5 years	12,322	0.85	183	1.84	2,990	2.23	14,582	1.03	—	—	30,077
Over 5 through 10 years	2,160	2.54	—	—	1,648	3.73	2,473	2.39	—	—	6,281
Over 10 years	4,513	3.12	—	—	237	1.94	10	2.22	—	—	4,760
Mortgage-backed securities	—	—	—	—	—	—	—	—	42,409	2.67	42,409
Asset-backed securities	—	—	—	—	—	—	—	—	5,370	1.05	5,370
Equity securities (b)	—	—	—	—	—	—	—	—	858	—	858
Total	$19,997	1.53%	$343	1.84%	$5,247	2.63%	$24,106	1.10%	$48,637	2.45%	$98,330
Securities held-to-maturity:
One year or less	$150	0.28%	$—	—%	$1	2.37%	$—	—%	$—	—%	$151
Over 1 through 5 years	3,207	1.24	233	1.03	—	—	803	0.58	—	—	4,243
Over 5 through 10 years	1,690	2.18	111	1.61	8	7.04	228	1.29	—	—	2,037
Over 10 years	—	—	—	—	15	3.77	—	—	—	—	15
Mortgage-backed securities	—	—	—	—	—	—	—	—	14,487	2.69	14,487
Total	$5,047	1.53%	$344	1.22%	$24	4.88%	$1,031	0.74%	$14,487	2.69%	$20,933

(a)	Yields are based upon the amortized cost of securities.

(b)	Includes money market funds.

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The table below shows the projected weighted-average default rates and loss severities for the 2007, 2006 and late 2005 non-agency RMBS and the securities previously held in the Grantor Trust that we established in connection with the restructuring of our investment securities portfolio in 2009, at Dec. 31, 2014 and Dec. 31, 2013.

Projected weighted-average default rates and loss severities
	Dec. 31, 2014		Dec. 31, 2013
	Default rate	Severity	Default rate	Severity
Alt-A	38%	58%	40%	57%
Subprime	55%	74%	58%	71%
Prime	23%	42%	22%	42%

The following table provides net pre-tax securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2014	2013	2012
U.S. Treasury	$25	$60	$83
Non-agency RMBS	17	(1)	(68)
State and political subdivisions	13	13	—
U.S. Government agencies	7	—	—
Corporate bonds	4	4	29
Foreign covered bonds	3	8	7
Sovereign debt	2	2	96
European floating rate notes	1	8	(34)
Commercial MBS	1	16	11
Other	18	31	38
Total net securities gains	$91	$141	$162

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

Debt securities credit loss roll forward
(in millions)	2014	2013
Beginning balance as of Jan. 1	$119	$288
Add: Initial OTTI credit losses	2	23
Subsequent OTTI credit losses	10	12
Less: Realized losses for securities sold	38	204
Ending balance as of Dec. 31	$93	$119

Pledged assets

At Dec. 31, 2014, BNY Mellon had pledged assets of $99 billion, including $74 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window. The components of the assets pledged at Dec. 31, 2014 included $90 billion of securities, $6 billion of loans, $2 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes.  BNY Mellon regularly moves

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

assets in and out of its pledged asset account at the Federal Reserve.

At Dec. 31, 2013, BNY Mellon had pledged assets of $81 billion, including $64 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window. The components of the assets pledged at Dec. 31, 2013 included $70 billion of securities, $5 billion of trading assets, $5 billion of loans and $1 billion of interest-bearing deposits with banks.

At Dec. 31, 2014 and Dec. 31, 2013, pledged assets included $9 billion and $5 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements on terms which permit us to sell or repledge the securities to others.  At Dec. 31, 2014 and Dec. 31, 2013, the market value of the securities received that can be sold or repledged was $47 billion and $31 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2014 and Dec. 31, 2013, the market value of securities collateral sold or repledged was $19 billion and $13 billion, respectively.

Note 5 - Loans and asset quality

Loans

The table below provides the details of our loan portfolio and industry concentrations of credit risk at Dec. 31, 2014 and 2013.

Loans	Dec. 31,
(in millions)	2014	2013
Domestic:
Financial institutions	$5,603	$4,511
Commercial	1,390	1,534
Wealth management loans and mortgages	11,095	9,743
Commercial real estate	2,524	2,001
Lease financings	1,282	1,322
Other residential mortgages	1,222	1,385
Overdrafts	1,348	1,314
Other	1,113	768
Margin loans	20,034	15,652
Total domestic	45,611	38,230
Foreign:
Financial institutions	7,716	9,848
Commercial	252	113
Wealth management loans and mortgages	89	75
Commercial real estate	6	9
Lease financings	889	945
Other (primarily overdrafts)	4,569	2,437
Total foreign	13,521	13,427
Total loans (a)	$59,132	$51,657

(a)	Net of unearned income of $866 million at Dec. 31, 2014 and $1,020 million at Dec. 31, 2013 primarily on domestic and foreign lease financings.

In the ordinary course of business, we and our banking subsidiaries have made loans at prevailing interest rates and terms to our directors and executive officers and to entities in which certain of our directors have an ownership interest or direct or indirect subsidiaries of such entities. The aggregate amount of these loans was $3 million at Dec. 31, 2014, $3 million at Dec. 31, 2013 and $5 million at Dec. 31, 2012. These loans are primarily extensions of credit under revolving lines of credit established for such entities.

Our loan portfolio consists of three portfolio segments: commercial, lease financings and mortgages. We manage our portfolio at the class level which consists of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages and other residential mortgages. The following tables are

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

presented for each class of financing receivable, and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

Allowance for credit losses

Transactions in the allowance for credit losses are summarized as follows:

Allowance for credit losses activity for the year ended Dec. 31, 2014					Wealth management loans and mortgages	Other residential mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings			All Other		Foreign	Total
Beginning balance	$83	$41	$49	$37	$24	$54	$—		$56	$344
Charge-offs	(12)	(2)	—	—	(1)	(2)	—		(3)	(20)
Recoveries	1	—	1	—	—	2	—		—	4
Net (charge-offs) recoveries	(11)	(2)	1	—	(1)	—	—		(3)	(16)
Provision	(12)	11	(19)	(5)	(1)	(13)	—		(9)	(48)
Ending balance	$60	$50	$31	$32	$22	$41	$—		$44	$280
Allowance for:
Loan losses	$17	$32	$17	$32	$17	$41	$—		$35	$191
Lending-related commitments	43	18	14	—	5	—	—		9	89
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$8	$—	$—		$—	$8
Allowance for loan losses	—	—	—	—	1	—	—		—	1
Collectively evaluated for impairment:
Loan balance	$1,390	$2,503	$5,603	$1,282	$11,087	$1,222	$22,495	(a)	$13,521	$59,103
Allowance for loan losses	17	32	17	32	16	41	—		35	190

(a)	Includes $1,348 million of domestic overdrafts, $20,034 million of margin loans and $1,113 million of other loans at Dec. 31, 2014.

Allowance for credit losses activity for the year ended Dec. 31, 2013					Wealth management loans and mortgages	Other residential mortgages
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings			All Other		Foreign	Total
Beginning balance	$104	$30	$36	$49	$30	$88	$2		$48	$387
Charge-offs	(4)	(1)	—	—	(1)	(8)	—		(3)	(17)
Recoveries	1	—	4	—	—	4	—		—	9
Net (charge-offs) recoveries	(3)	(1)	4	—	(1)	(4)	—		(3)	(8)
Provision	(18)	12	9	(12)	(5)	(30)	(2)		11	(35)
Ending balance	$83	$41	$49	$37	$24	$54	$—		$56	$344
Allowance for:
Loan losses	$21	$21	$10	$37	$19	$54	$—		$48	$210
Lending-related commitments	62	20	39	—	5	—	—		8	134
Individually evaluated for impairment:
Loan balance	$15	$3	$—	$—	$12	$—	$—		$6	$36
Allowance for loan losses	2	1	—	—	3	—	—		1	7
Collectively evaluated for impairment:
Loan balance	$1,519	$1,998	$4,511	$1,322	$9,731	$1,385	$17,734	(a)	$13,421	$51,621
Allowance for loan losses	19	20	10	37	16	54	—		47	203

(a)	Includes $1,314 million of domestic overdrafts, $15,652 million of margin loans and $768 million of other loans at Dec. 31, 2013.

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2012					Wealth management loans and mortgages	Other residential mortgages	All Other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$91	$34	$63	$66	$29	$156	$—		$58	$497
Charge-offs	(2)	—	(13)	—	(1)	(22)	—		—	(38)
Recoveries	2	—	—	—	—	6	—		—	8
Net (charge-offs)	—	—	(13)	—	(1)	(16)	—		—	(30)
Provision	13	(4)	(14)	(17)	2	(52)	2		(10)	(80)
Ending balance	$104	$30	$36	$49	$30	$88	$2		$48	$387
Allowance for:
Loan losses	$30	$20	$12	$49	$26	$88	$2		$39	$266
Lending-related commitments	74	10	24	—	4	—	—		9	121
Individually evaluated for impairment:
Loan balance	$57	$17	$3	$—	$31	$—	$—		$9	$117
Allowance for loan losses	12	1	—	—	7	—	—		4	24
Collectively evaluated for impairment:
Loan balance	$1,249	$1,660	$5,452	$1,329	$8,765	$1,632	$16,264	(a)	$10,161	$46,512
Allowance for loan losses	18	19	12	49	19	88	2		35	242

(a)	Includes $2,228 million of domestic overdrafts, $13,397 million of margin loans and $639 million of other loans at Dec. 31, 2012.

Nonperforming assets

The table below presents the distribution of our nonperforming assets.

Nonperforming assets (in millions)	Dec. 31, 2014	Dec. 31, 2013

Nonperforming loans:
Domestic:
Other residential mortgages	$112	$117
Wealth management loans and mortgages	12	11
Commercial real estate	1	4
Commercial	—	15
Total domestic	125	147
Foreign	—	6
Total nonperforming loans	125	153
Other assets owned	3	3
Total nonperforming assets (a)	$128	$156

(a)
Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio. Included in the loans of consolidated investment management funds are nonperforming loans of $53 million at Dec. 31, 2014 and $16 million at Dec. 31, 2013. These loans are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses, and accordingly are excluded from the nonperforming assets table above.

At Dec. 31, 2014, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

Lost interest
(in millions)	2014	2013	2012
Amount by which interest income recognized on nonperforming loans exceeded reversals
Total	$1	$2	$5
Foreign	—	—	—
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year
Total	$7	$9	$15
Foreign	—	—	—

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Impaired loans

The tables below provide information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	2014		2013		2012
(in millions)	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized
Impaired loans with an allowance:
Commercial	$11	$—	$37	$1	$54	$4
Commercial real estate	2	—	5	—	27	—
Financial institutions	—	—	1	—	7	—
Wealth management loans and mortgages	8	—	17	—	28	—
Foreign	3	—	8	—	10	—
Total impaired loans with an allowance	24	—	68	1	126	4
Impaired loans without an allowance:
Commercial	—	—	2	—	—	—
Commercial real estate	1	—	6	—	3	—
Financial institutions	—	—	1	—	2	—
Wealth management loans and mortgages	2	—	3	—	4	—
Total impaired loans without an allowance (a)	3	—	12	—	9	—
Total impaired loans	$27	$—	$80	$1	$135	$4

(a)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

Impaired loans	Dec. 31, 2014			Dec. 31, 2013
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Recorded investment	Unpaid principal balance	Related allowance (a)
Impaired loans with an allowance:
Commercial	$—	$—	$—	$15	$20	$2
Commercial real estate	—	—	—	2	4	1
Financial institutions	—	—	—	—	—	—
Wealth management loans and mortgages	6	6	1	9	9	3
Foreign	—	—	—	6	17	1
Total impaired loans with an allowance	6	6	1	32	50	7
Impaired loans without an allowance:
Commercial real estate	1	3	N/A	1	1	N/A
Wealth management loans and mortgages	2	2	N/A	3	3	N/A
Total impaired loans without an allowance (b)	3	5	N/A	4	4	N/A
Total impaired loans (c)	$9	$11	$1	$36	$54	$7

(a)	The allowance for impaired loans is included in the allowance for loan losses.

(b)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

(c)
Excludes an aggregate of less than $1 million of impaired loans in amounts individually less than $1 million at both Dec. 31, 2014 and Dec. 31, 2013. The allowance for loan loss associated with these loans totaled less than $1 million at both Dec. 31, 2014 and Dec. 31, 2013.

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

Past due loans

The table below sets forth information about our past due loans.

Past due loans and still accruing interest	Dec. 31, 2014				Dec. 31, 2013
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	>90		30-59	60-89	>90
Domestic:
Financial institutions	$—	$—	$—	$—	$37	$—	$—	$37
Other residential mortgages	23	3	5	31	32	6	6	44
Commercial real estate	79	—	—	79	22	2	—	24
Wealth management loans and mortgages	45	—	1	46	45	3	1	49
Total domestic	147	3	6	156	136	11	7	154
Foreign	—	—	—	—	—	—	—	—
Total past due loans	$147	$3	$6	$156	$136	$11	$7	$154

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

The following table presents TDRs that occurred in 2014 and 2013.

TDRs	2014			2013
		Outstanding recorded investment			Outstanding recorded investment
(dollars in millions)	Number of contracts	Pre-modification	Post-modification	Number of contracts	Pre-modification	Post-modification
Other residential mortgages	108	$17	$20	123	$24	$30
Wealth management loans and mortgages	1	—	—	—	—	—
Foreign	1	5	4	—	—	—
Total TDRs	110	$22	$24	123	$24	$30

Other residential mortgages

The modifications of the other residential mortgage loans in 2014 and 2013 consisted of reducing the stated interest rates and in certain cases, a forbearance of default and extending the maturity dates. The modified loans are primarily collateral dependent for which the value is based on the fair value of the collateral.

TDRs that subsequently defaulted

There were 24 residential mortgage loans that had been restructured in a TDR during the previous 12 months and have subsequently defaulted in 2014.

The total recorded investment of these loans was $5 million.

Credit quality indicators

Our credit strategy is to focus on investment grade names to support cross-selling opportunities and avoid single name/industry concentrations. Each customer is assigned an internal credit rating which is mapped to an external rating agency grade equivalent, if possible, based upon a number of dimensions which are continually evaluated and may change over time.

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following tables set forth information about credit quality indicators.

Commercial loan portfolio

Commercial loan portfolio – Credit risk profile by creditworthiness category
	Commercial		Commercial real estate		Financial institutions
(in millions)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Investment grade	$1,381	$1,323	$1,641	$1,444	$11,576	$12,598
Non-investment grade	261	324	889	566	1,743	1,761
Total	$1,642	$1,647	$2,530	$2,010	$13,319	$14,359

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

Wealth management loans and mortgages

Wealth management loans and mortgages – Credit risk profile by internally assigned grade
(in millions)	Dec. 31, 2014	Dec. 31, 2013
Wealth management loans:
Investment grade	$5,621	$4,920
Non-investment grade	29	64
Wealth management mortgages	5,534	4,834
Total	$11,184	$9,818

Wealth management non-mortgage loans are not typically rated by external rating agencies. A majority of the wealth management loans are secured by the customers’ investment management accounts or custody accounts. Eligible assets pledged for these loans are typically investment grade, fixed-income securities, equities and/or mutual funds. Internal ratings for this portion of the wealth management portfolio, therefore, would equate to investment grade external ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets, including business assets, fixed assets or a modest amount of commercial real estate. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portfolio of loans to be investment grade.

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only adjustable rate mortgages with a weighted-average loan-to-value ratio of 60% at origination. In the wealth management portfolio, less than 1% of the mortgages were past due at Dec. 31, 2014.

At Dec. 31, 2014, the wealth management mortgage portfolio consisted of the following geographic concentrations: California - 22%; New York - 20%; Massachusetts - 15%; Florida - 8%; and other - 35%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1,222 million at Dec. 31, 2014 and $1,385 million at Dec. 31, 2013. These loans are not typically correlated to external ratings. Included in this portfolio at Dec. 31, 2014 are $350 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007 that are predominantly prime mortgage loans, with a small portion of Alt-A loans. As of Dec. 31, 2014, the purchased loans in this portfolio had a weighted-average loan-to-value ratio of 76% at origination and 18% of the serviced loan balance was at least 60 days delinquent. The properties securing the prime and Alt-A mortgage loans were located (in order of concentration) in California, Florida, Virginia, the tri-state area (New York, New Jersey and Connecticut) and Maryland.

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $5,882 million at Dec. 31, 2014 and $3,715 million at Dec. 31, 2013. Overdrafts occur on a daily basis in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily includes loans to consumers that are fully collateralized with equities, mutual funds and fixed income securities.

Margin loans

We had $20,034 million of secured margin loans on our balance sheet at Dec. 31, 2014 compared with $15,652 million at Dec. 31, 2013. Margin loans are collateralized with marketable securities and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to margin loans.

Reverse repurchase agreements

Reverse repurchase agreements are transactions fully collateralized with high-quality liquid securities. These transactions carry minimal credit risk and therefore are not allocated an allowance for credit losses.

Note 6 - Goodwill and intangible assets

Impairment testing

BNY Mellon’s three business segments include seven reporting units for which goodwill impairment testing is performed on an annual basis. The Investment Management segment consists of two reporting units. The investment Services segment is comprised of four reporting units. One reporting unit is included in the Other segment.

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

BNY Mellon conducted an annual goodwill impairment test on a quantitative basis on all seven reporting units in the second quarter of 2014. The estimated fair value of the Company’s seven reporting units exceeded the carrying value and no goodwill impairment was recognized.

Intangible assets not subject to amortization are tested annually for impairment or more often if events or circumstances indicate they may be impaired.

176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Goodwill

Total goodwill decreased in 2014 compared with 2013 primarily resulting from the impact of foreign exchange translation on non-U.S. dollar denominated goodwill. The tables below provide a breakdown of goodwill by business.

Goodwill by business (in millions)	Investment Management	Investment Services	Other	Consolidated
Balance at Dec. 31, 2012 (a)	$9,440	$8,517	$118	$18,075
Dispositions (a)	—	—	(69)	(69)
Foreign currency translation (a)	16	33	1	50
Other (b)	17	—	—	17
Balance at Dec. 31, 2013	$9,473	$8,550	$50	$18,073
Acquisitions/dispositions	—	39	—	39
Foreign currency translation	(121)	(124)	—	(245)
Other (b)	—	2	—	2
Balance at Dec. 31, 2014	$9,352	$8,467	$50	$17,869

(a)	Includes the reclassification of goodwill associated with the Newton Private Clients business from Investment Management to the Other segment.

(b)	Other changes in goodwill include purchase price adjustments and certain other reclassifications.

Intangible assets

The decrease in intangible assets in 2014 compared with 2013 primarily resulted from amortization. Amortization of intangible assets was $298 million in 2014, $342 million in 2013 and $384 million in 2012. In 2013, we recorded an $8 million impairment charge related to the write-down of the value of a customer contract intangible in the Investment Services business to its fair value. The tables below provide a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business (in millions)	Investment Management	Investment Services		Other	Consolidated
Balance at Dec. 31, 2012 (a)	$2,220	$1,732		$857	$4,809
Disposition (a)	—	(1)		(7)	(8)
Amortization (a)	(148)	(194)	(b)	—	(342)
Foreign currency translation (a)	7	2		(1)	8
Other (c)	(14)	(1)		—	(15)
Balance at Dec. 31, 2013	$2,065	$1,538		$849	$4,452
Amortization	(123)	(175)		—	(298)
Foreign currency translation	(19)	(8)		—	(27)
Balance at Dec. 31, 2014	$1,923	$1,355		$849	$4,127

(a)	Includes the reclassification of intangible assets associated with the Newton Private Clients business from Investment Management to the Other segment.

(b)	Includes an $8 million intangible asset impairment recorded in 2013.

(c)	Other changes in intangible assets include purchase price adjustments and certain other reclassifications.

BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2014				Dec. 31, 2013
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:
Customer relationships—Investment Management	$1,945	$(1,481)	$464	11 years	$2,043	$(1,449)	$594
Customer contracts—Investment Services	2,328	(1,354)	974	11 years	2,352	(1,202)	1,150
Other	81	(67)	14	4 years	76	(60)	16
Total subject to amortization	4,354	(2,902)	1,452	11 years	4,471	(2,711)	1,760
Not subject to amortization: (a)
Trade name	1,360	N/A	1,360	N/A	1,369	N/A	1,369
Customer relationships	1,315	N/A	1,315	N/A	1,323	N/A	1,323
Total not subject to amortization	2,675	N/A	2,675	N/A	2,692	N/A	2,692
Total intangible assets	$7,029	$(2,902)	$4,127	N/A	$7,163	$(2,711)	$4,452

(a)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2015	$268
2016	240
2017	216
2018	181
2019	107

Note 7 - Other assets

Other assets	Dec. 31,
(in millions)	2014	2013
Corporate/bank owned life insurance	$4,598	$4,482
Accounts receivable	4,166	3,479
Equity in joint venture and other investments (a)(b)	3,287	3,357
Income taxes receivable (b)	2,142	2,499
Fails to deliver	1,351	864
Software	1,332	1,251
Fair value of hedging derivatives	851	1,282
Prepaid pension assets	708	1,209
Prepaid expenses	451	451
Due from customers on acceptances	247	379
Other	1,357	1,313
Total other assets (b)	$20,490	$20,566

(a)	Includes Federal Reserve Bank stock of $447 million and $441 million, respectively, at cost.

(b)
Prior year balances were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Certain seed capital and private equity investments valued using net asset value per share

In our Investment Management business, we manage investment assets, including equities, fixed income, money market and alternative investment funds for institutions and other investors. As part of that activity we make seed capital investments in certain funds. BNY Mellon also holds private equity investments, which consist of investments in private equity funds, mezzanine financings, SBICs and direct equity investments. Seed capital and private equity investments are included in other assets. Consistent with our policy to focus on our core activities, we continue to reduce our exposure to private equity investments that are not compliant with the Volcker Rule.

The fair value of certain of these investments has been estimated using the NAV per share of BNY Mellon’s ownership interest in the funds. The table below presents information about BNY Mellon’s investments in seed capital and private equity investments that have been valued using NAV.

178 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Seed capital and private equity investments valued using NAV
	Dec. 31, 2014				Dec. 31, 2013
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Seed capital and other funds (a)	$307	$—	Daily-quarterly	0-180 days	$275	$23	Monthly-yearly	3-45 days
Private equity investments (b)(c)	35	45	N/A	N/A	86	31	N/A	N/A
Total	$342	$45			$361	$54

(a)	Other funds include various hedge funds, leveraged loans and structured credit funds. Redemption notice periods vary by fund.

(b)
Private equity funds primarily include numerous venture capital funds that invest in various sectors of the economy. Private equity funds do not have redemption rights. Distributions from such funds will be received as the underlying investments in the funds are liquidated.

(c)
Includes investments and unfunded commitments related to SBICs, which are compliant with the Volcker Rule, of $18 million and $45 million, respectively, at Dec. 31, 2014 and $7 million and $20 million, respectively, at Dec. 31, 2013.

Qualified affordable housing project investments

In 2014, BNY Mellon adopted ASU 2014-01, “Accounting for Investments in Qualified Affordable Housing Projects - a Consensus of the FASB Emerging Issues Task Force.” This ASU permits entities that invest in a qualified affordable housing project through a limited liability entity to make an accounting policy election to account for investments using the proportional amortization method if certain conditions are met. Under the proportional amortization method, the initial cost of the investment is amortized in proportion to the tax credits and other tax benefits received and the net investment performance is recognized in the income statement as a component of income tax expense. In addition, under the new proportional amortization method, the value of the commitments to fund qualified affordable housing projects is included in other assets on the balance sheet and a liability is recorded for the unfunded portion. See Note 2 for the impact of the retrospective application of this new accounting guidance.

We invest in affordable housing projects primarily to satisfy the company’s CRA requirements. Our total investment in qualified affordable housing projects totaled $853 million at Dec. 31, 2014 and $754 million at Dec. 31, 2013. Commitments to fund future investments in qualified affordable housing projects totaled $358 million at Dec. 31, 2014 and $220 million at Dec. 31, 2013. A summary of the commitments to fund future investments is as follows: 2015—$154 million; 2016—$110 million; 2017—$82 million; 2018—$2 million; 2019—$1 million and 2020 and thereafter—$9 million.

Tax credits and other tax benefits recognized were $128 million in 2014, $118 million in 2013 and $108 million in 2012. Amortization expense included in the provision for income taxes was $96 million in 2014, $88 million in 2013 and $79 million in 2012.

Note 8 - Deposits

Total time deposits in denominations of $100,000 or greater was $46.5 billion at Dec. 31, 2014, and $51.8 billion at Dec. 31, 2013. At Dec. 31, 2014, the scheduled maturities of all time deposits are as follows: 2015 – $47.4 billion; 2016 – $2 million; 2017 – $28 million; 2018 – $2 million; 2019 – $- million; and 2020 and thereafter – $70 million.

BNY Mellon 179

Notes to Consolidated Financial Statements (continued)

Note 9 - Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue
(in millions)	2014	2013	2012
Interest revenue
Non-margin loans	$697	$674	$671
Margin loans	182	160	168
Securities:
Taxable	1,603	1,782	1,913
Exempt from federal income taxes	100	103	84
Total securities	1,703	1,885	1,997
Deposits with banks	238	279	388
Deposits with the Federal Reserve and other central banks	207	150	152
Federal funds sold and securities purchased under resale agreements	86	47	35
Trading assets	121	157	96
Total interest revenue	3,234	3,352	3,507
Interest expense
Deposits in domestic offices	29	35	46
Deposits in foreign offices	54	70	108
Federal funds purchased and securities sold under repurchase agreements	(13)	(16)	—
Trading liabilities	25	38	24
Other borrowed funds	6	7	16
Commercial paper	2	—	2
Customer payables	9	8	8
Long-term debt	242	201	330
Total interest expense	354	343	534
Net interest revenue	$2,880	$3,009	$2,973

Note 10 - Noninterest expense

The following table provides a breakdown of noninterest expense presented on the consolidated income statement.

Noninterest expense
(in millions)	2014	2013	2012
Staff:
Compensation	$3,630	$3,620	$3,531
Incentives	1,331	1,384	1,280
Employee benefits	884	1,015	950
Total staff	5,845	6,019	5,761
Professional, legal and other purchased services	1,339	1,252	1,222
Software	620	596	524
Net occupancy	610	629	593
Distribution and servicing	428	435	421
Furniture and equipment	322	337	331
Sub-custodian	286	280	269
Business development	268	317	275
Clearing	129	130	127
Communications	119	131	141
Other	783	768	726
Amortization of intangible assets	298	342	384
Litigation	953	24	488
Merger and integration and restructuring charges	177	46	71
Total noninterest expense	$12,177	$11,306	$11,333

Note 11 - Restructuring charges

Aggregate restructuring charges are included in M&I, litigation and restructuring charges on the income statement. Restructuring charges recorded in 2014 relate to corporate-level initiatives and were therefore recorded in the Other segment. In the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment. Severance payments are primarily paid over the salary continuance period in accordance with the separation plan.

Streamlining actions

In 2014, we disclosed streamlining actions which included rationalizing our staff and simplifying and automating global processes primarily related to actions taken across investment services, technology, and operations. The initial restructuring charge consisted of $125 million of severance costs. We recorded total restructuring charges of $184 million in 2014 primarily related to severance. The following

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

table presents the activity in the reserve through Dec. 31, 2014.

Streamlining actions 2014 – restructuring reserve activity
(in millions)	Total
Original restructuring charge	$125
Net additional charges	59
Utilization	(92)
Balance at Dec. 31, 2014	$92

The table below presents the restructuring charge if it had been allocated by business.

Streamlining actions 2014 – restructuring charge by business (in millions)	2014
Investment Management	$23
Investment Services	83
Other segment (including Business Partners)	78
Total restructuring charge (recovery)	$184

Operational Excellence Initiatives

In 2011, we announced our Operational Excellence Initiatives which include an expense reduction initiative impacting approximately 1,500 positions, as well as additional initiatives to transform operations, technology and corporate services that will increase productivity and reduce the growth rate of expenses. We recorded a pre-tax restructuring charge of $107 million related to the Operational Excellence Initiatives in 2011. This charge consisted of $78 million of severance costs and $29 million primarily for operating lease-related items and consulting costs. In 2014, we recorded a recovery of $7 million. The following table presents the activity in the restructuring reserve related to the Operational Excellence Initiatives through Dec. 31, 2014.

Operational Excellence Initiatives 2011 – restructuring reserve activity
(in millions)	Severance	Other	Total
Original restructuring charge	$78	$29	$107
Net additional charges (net recovery/gain)	55	(57)	(2)
Utilization	(41)	28	(13)
Balance at Dec. 31, 2012	92	—	92
Net additional charge	45	—	45
Utilization	(57)	—	(57)
Balance at Dec. 31, 2013	80	—	80
Net additional charge (recovery)	(7)	—	(7)
Utilization	(45)	—	(45)
Balance at Dec. 31, 2014	$28	$—	$28

The table below presents the restructuring charge if it had been allocated by business.

Operational Excellence Initiatives 2011 – restructuring charge (recovery) by business				Total charges since inception
(in millions)	2014	2013	2012
Investment Management	$(1)	$4	$31	$51
Investment Services	(1)	25	19	84
Other segment (including Business Partners)	(5)	16	(52)	8
Total restructuring charge (recovery)	$(7)	$45	$(2)	$143

Note 12 - Income taxes

The components of the income tax provision are as follows:

Provision (benefit) for income taxes	Year ended Dec. 31,
(in millions)	2014	2013 (a)	2012 (a)
Current taxes:
Federal	$1,273	$714	$348
Foreign	337	286	236
State and local	155	66	14
Total current tax expense	1,765	1,066	598
Deferred tax expense (benefit):
Federal	(672)	536	123
Foreign	(98)	(30)	39
State and local	(83)	20	82
Total deferred tax expense	(853)	526	244
Provision for income taxes	$912	$1,592	$842

(a)
Results for 2013 and 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

The components of income before taxes are as follows:

Components of income before taxes	Year ended Dec. 31,
(in millions)	2014	2013 (a)	2012 (a)
Domestic	$2,456	$2,428	$2,017
Foreign	1,107	1,349	1,340
Income before taxes	$3,563	$3,777	$3,357

(a)
Results for 2013 and 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2014	2013 (a)
Depreciation and amortization	$2,646	$2,680
Lease financings	761	859
Securities valuation	230	493
Pension obligation	117	362
Equity investments	115	266
Net operating loss carryover	(12)	(166)
Credit losses on loans	(113)	(163)
Reserves not deducted for tax	(536)	(295)
Employee benefits	(616)	(632)
Other assets	(99)	(141)
Other liabilities	277	361
Valuation allowance	12	—
Net deferred tax liability	$2,782	$3,624

(a)
Results for 2013 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

As of Dec. 31, 2014, we have an available German net operating loss carryforward of $39 million with an indefinite life for which we have recorded a full valuation allowance.

As of Dec. 31, 2014, we had approximately $6 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no incremental U.S. income tax provision has been recorded. If these earnings were to be repatriated, the estimated U.S. tax liability as of Dec. 31, 2014 would be up to $1.2 billion. Management has no intention of repatriating these earnings to the U.S. in the foreseeable future.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2014	2013 (a)	2012 (a)
Federal rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	1.3	1.6	2.0
Tax-exempt income	(3.3)	(3.1)	(3.1)
Foreign operations	(3.0)	(4.4)	(5.3)
Tax credits	(0.8)	(2.0)	(3.4)
Tax litigation	—	16.5	—
Carryback claim	(4.7)	—	—
Leverage lease adjustment	(1.1)	(2.1)	(0.2)
Nondeductible litigation expense	2.1	—	—
Other – net	0.1	0.6	0.1
Effective tax rate	25.6%	42.1%	25.1%

(a)
Results for 2013 and 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Unrecognized tax positions
(in millions)	2014	2013 (a)	2012 (a)
Beginning balance at Jan. 1, – gross	$866	$340	$250
Prior period tax positions:
Increases	58	570	163
Decreases	(257)	(19)	(66)
Current period tax positions	19	21	21
Settlements	(17)	(46)	(28)
Statute expiration	—	—	—
Ending balance at Dec. 31, – gross	$669	$866	$340

(a)
Results for 2013 and 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Our total tax reserves as of Dec. 31, 2014 were $669 million compared with $866 million at Dec. 31, 2013. If these tax reserves were unnecessary, $669 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2014 is accrued interest, where applicable, of $199 million. The additional tax expense related to interest for the year ended Dec. 31, 2014 was $1 million compared with $192 million for the year ended Dec. 31, 2013.
182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by an amount up to $38 million as a result of adjustments related to tax years that are still subject to examination.

As previously disclosed, on Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court challenging the IRS’s disallowance of certain foreign tax credits claimed for the 2001 and 2002 tax years. Trial was held from April 16 to May 17, 2012. On Feb. 11, 2013, BNY Mellon received an adverse decision from the U.S. Tax Court. On Sept. 23, 2013, the U.S. Tax Court amended its prior ruling to allow BNY Mellon an interest expense deduction and to exclude certain items from taxable income. The net impact of the court rulings for all years involved and related interest decreased after-tax income in 2013 by $593 million.

The U.S. Tax Court ruling was finalized on Feb. 20, 2014. On March 5, 2014, BNY Mellon appealed the decision to the Second Circuit Court of Appeals. On Sept. 25, 2014, the government filed its response to our appeal. In addition to requesting that the denial of foreign tax credits be upheld, the government also requested a reversal of the interest deduction allowed by the Tax Court in the amended decision. If the interest deduction is ultimately disallowed, further income tax expense of approximately $100 million may be required. See Note 22 of the Notes to Consolidated Financial Statements for additional information.

Our federal income tax returns are closed to examination through 2010. Our New York State and New York City income tax returns are closed to examination through 2010. Our UK income tax returns are closed to examination through 2012.

Note 13 - Long-term debt

Long-term debt	Dec. 31, 2014			Dec. 31, 2013
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.70 - 6.92%	2015 - 2025	$16,122	0.70 - 6.92%	$13,946
Floating rate	0.06 - 0.82%	2015 - 2038	2,178	0.05 - 1.10%	3,079
Subordinated debt (a)	4.95 - 7.50%	2016 - 2033	1,655	4.75 - 7.50%	2,514
Junior subordinated debentures (a)	6.37%	2036	309	6.37%	325
Total			$20,264		$19,864

(a)	Fixed rate.

Total long-term debt that matures during the next five years for BNY Mellon is as follows: 2015 – $3.65 billion, 2016 – $2.45 billion, 2017 – $1.25 billion, 2018 – $2.85 billion and 2019 – $4.25 billion.

Trust-preferred securities

Mellon Capital III, a Delaware statutory trust owned by BNY Mellon, issued trust preferred securities in 2006. At Dec. 31, 2014, the sole assets of Mellon Capital III are junior subordinated debentures of BNY Mellon with maturities and interest rates that match the trust preferred securities. BNY Mellon's obligations provide a full and unconditional guarantee of payment of distributions and other amounts due on the trust preferred securities. The guarantee does not guarantee payment of distributions or other amounts due when Mellon Capital III does not have funds available to make such payments.

Mellon Capital IV, a Delaware statutory trust owned by BNY Mellon, issued trust preferred securities in June 2007. The sole assets of Mellon Cap IV originally were junior subordinated debentures and a stock purchase contract for preferred stock. Through a remarketing in May 2012, the junior subordinated debentures issued by BNY Mellon and held by Mellon Capital IV were sold to third party investors and then exchanged for BNY Mellon's senior notes, which were sold in a public offering. The proceeds of the sale of the senior notes were used to fund the purchase by Mellon Capital IV of $500 million of BNY Mellon’s Series A preferred stock, which was issued on June 20, 2012. At Dec. 31, 2014, the Series A preferred stock was the sole asset of Mellon Capital IV. See Note 15 of the Notes to Consolidated Financial Statements for additional disclosures related to preferred stock, including the Series A preferred stock.

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

The following tables set forth a summary of the trust preferred securities issued by the Trusts as of Dec. 31, 2014 and Dec. 31, 2013:

Trust preferred securities at Dec. 31, 2014 (dollar amounts in millions)	Trust-preferred securities issued by the trust	Interest rate	Assets of the trust	(a)	Due date	Call date	Call price
MEL Capital III (b)	$312	6.37%	$309		2036	2016	Par
MEL Capital IV	—	—%	500		—	—	—
Total	$312		$809

(a)	Represents junior subordinated deferrable interest debentures of BNY Mellon in the case of MEL Capital III and BNY Mellon’s Series A preferred stock in the case of MEL Capital IV.

(b)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.56 to £1, the rate of exchange on Dec. 31, 2014.

Trust preferred securities at Dec. 31, 2013 (dollar amounts in millions)	Trust-preferred securities issued by the trust	Interest rate	Assets of the trust	(a)	Due date	Call date	Call price
MEL Capital III (b)	$330	6.37%	$325		2036	2016	Par
MEL Capital IV	—	—%	500		—	—	—
Total	$330		$825

(a)	Represents junior subordinated deferrable interest debentures of BNY Mellon in the case of MEL Capital III and BNY Mellon’s Series A preferred stock in the case of MEL Capital IV.

(b)	Amount was translated from Sterling into U.S. dollars on a basis of U.S. $1.65 to £1, the rate of exchange on Dec. 31, 2013.

Note 14 - Securitizations and variable interest entities

BNY Mellon’s VIEs generally include certain retail, institutional and alternative investment funds offered to its retail and institutional customers in which it acts as the fund’s investment manager. BNY Mellon earns management fees on these funds as well as performance fees in certain funds. It may also provide start-up capital in its new funds. These VIEs are included in the scope of ASU 2010-10, which defers the application of ASU 2009-17 for certain investment funds, and are reviewed for consolidation based on the guidance in ASC 810, Consolidation.

BNY Mellon has other VIEs, including securitization trusts and CLOs, in which BNY Mellon serves as the investment manager. In addition, we provide trust and custody services for a fee to entities sponsored by other corporations in which we have no other interest. These VIEs are evaluated under the guidance included in ASU 2009-17. BNY Mellon has two securitizations and several CLOs, which were assessed and consolidated in accordance with ASU 2009-17.

The following tables present the incremental assets and liabilities included in BNY Mellon’s consolidated financial statements, after applying intercompany eliminations, as of Dec. 31, 2014 and Dec. 31, 2013, based on the assessments performed in accordance with ASC 810 and ASU 2009-17. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital invested in the VIE by BNY Mellon.

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2014
(in millions)	Investment Management funds		Securitizations	Total consolidated investments
Available-for-sale securities	$—		$414	$414
Trading assets	8,678		—	8,678
Other assets	604		—	604
Total assets	$9,282	(a)	$414	$9,696
Trading liabilities	$7,660		$—	$7,660
Other liabilities	9		363	372
Total liabilities	$7,669	(a)	$363	$8,032
Nonredeemable noncontrolling interests	$1,033	(a)	$—	$1,033

(a)	Includes voting interest entities with assets of $855 million, liabilities of $148 million and nonredeemable noncontrolling interests of $544 million.

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Investments consolidated under ASC 810 and ASU 2009-17 at Dec. 31, 2013
(in millions)	Investment Management funds		Securitizations	Total consolidated investments
Available-for-sale securities	$—		$487	$487
Trading assets	10,397		—	10,397
Other assets	875		—	875
Total assets	$11,272	(a)	$487	$11,759
Trading liabilities	$10,085		$—	$10,085
Other liabilities	46		438	484
Total liabilities	$10,131	(a)	$438	$10,569
Nonredeemable noncontrolling interests	$783	(a)	$—	$783

(a)	Includes voting interest entities with assets of $920 million, liabilities of $208 million and nonredeemable noncontrolling interests of $576 million.

BNY Mellon is not contractually required to provide financial or any other support to any of our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2014 and Dec. 31, 2013, the following assets related to the VIEs where BNY Mellon is not the primary beneficiary are included in our consolidated financial statements.

Non-consolidated VIEs at Dec. 31, 2014
(in millions)	Assets	Liabilities	Maximum loss exposure
Other	$148	$—	$148

Non-consolidated VIEs at Dec. 31, 2013
(in millions)	Assets	Liabilities	Maximum loss exposure
Other	$134	$—	$134

The maximum loss exposure indicated in the above tables relates solely to BNY Mellon’s seed capital or residual interests invested in the VIEs.

Note 15 - Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2014, 1,118,227,559 shares of common stock were outstanding.

Common stock repurchase program

On March 14, 2013, in connection with the Federal Reserve’s non-objection to our 2013 capital plan, the Board of Directors authorized a stock purchase program providing for the repurchase of an aggregate of $1.35 billion of common stock. On March 26, 2014, in connection with the Federal Reserve’s non-objection to our 2014 capital plan, the Board of Directors authorized a new stock purchase program providing for the repurchase of an aggregate of $1.74 billion of common stock beginning in the second quarter of 2014 and continuing through the first quarter of 2015. Share repurchases may be executed through repurchase plans designed to comply with Rule 10b5-1 and through derivative, accelerated share repurchase and other structured transactions. In 2014, we repurchased 46.2 million common shares at an average price of $36.13 per common share for a total of $1.67 billion. At Dec. 31, 2014, the maximum dollar value of shares that may yet be purchased under the March 26, 2014 program, including employee benefit plan repurchases, totaled $425 million.

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

Preferred stock

BNY Mellon has 100 million authorized shares of preferred stock with a par value of $0.01. The table below summarizes BNY Mellon’s preferred stock issued and outstanding at Dec. 31, 2014 and Dec. 31, 2013.

Preferred stock summary			Liquidation preference per share (in dollars)	Total shares issued and outstanding
						Carrying value (a)
(dollars in millions, unless otherwise noted)		Per annum dividend rate		Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Series A	Noncumulative Perpetual Preferred Stock	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	$100,000	5,001	5,001	$500	$500
Series C	Noncumulative Perpetual Preferred Stock	5.2%	$100,000	5,825	5,825	568	568
Series D	Noncumulative Perpetual Preferred Stock	4.50% commencing Dec. 20, 2013 to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	$100,000	5,000	5,000	494	494
Total				15,826	15,826	$1,562	$1,562

(a)	The carrying value of the Series C and Series D preferred stock is recorded net of issuance costs.

Holders of both the Series A and Series C preferred stock are entitled to receive dividends on each dividend payment date (March 20, June 20, September 20 and December 20 of each year), if declared by BNY Mellon’s Board of Directors. Holders of the Series D preferred stock are entitled to receive dividends, if declared by our board of directors, on each June 20 and December 20, to but excluding June 20, 2023; and on each March 20, June 20, September 20 and December 20, from and including June 20, 2023. BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period of the Series A preferred stock or the last preceding dividend period of the Series C and Series D preferred stock.

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

On Dec. 22, 2014, The Bank of New York Mellon Corporation paid the following dividends for the noncumulative perpetual preferred stock for the dividend period ending in December 2014 to holders of record as of the close of business on Dec. 5, 2014:

•
$1,011.11 per share on the Series A Preferred Stock (equivalent to $10.1111 per Normal Preferred Capital Security of Mellon Capital IV, each representing 1/100th interest in a share of Series A Preferred Stock);

•	$1,300.00 per share on the Series C Preferred Stock (equivalent to $0.3250 per depositary share, each representing a 1/4,000th interest in a share of the Series C Preferred Stock); and

•	$2,250.00 per share on the Series D Preferred Stock (equivalent to $22.50 per depositary share, each representing a 1/100th interest in a share of the Series D Preferred Stock).

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

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Both the Series C or Series D preferred stock can be redeemed in whole but not in part at any time within 90 days following a regulatory capital treatment event (as defined in the Certificate of Designations of the Series C preferred stock and the Certificate of Designations of the Series D preferred stock).

Terms of the Series A preferred stock, Series C preferred stock, and Series D preferred stock are more fully described in each of their Certificate of Designations, each of which is filed as an Exhibit to BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2014.

Temporary equity

Temporary equity was $229 million at Dec. 31, 2014 and $230 million at Dec. 31, 2013. Temporary equity represents amounts recorded for redeemable non-controlling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable. The current redemption value of such awards is classified as temporary equity and is adjusted to its redemption value at each balance sheet date.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized”.

As of Dec. 31, 2014 and Dec. 31, 2013, BNY Mellon and our bank subsidiaries were considered “well capitalized” on the basis of the Tier 1 and Total capital to risk-weighted assets ratios and the leverage capital ratio (Tier 1 capital to quarterly average assets as defined for regulatory purposes).

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, regulatory capital ratios are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2014	2013
Consolidated regulatory capital ratios: (b)
CET1	11.2%	N/A
Tier 1 capital ratio	12.2	16.2%
Total (Tier 1 plus Tier 2) capital ratio	12.5	17.0
Leverage capital ratio	5.6	5.4

The Bank of New York Mellon regulatory capital ratios:
Tier 1 capital ratio	13.0%	14.6%
Total (Tier 1 plus Tier 2) capital ratio	13.2	15.1
Leverage capital ratio	5.2	5.3

(a)
At Dec. 31, 2014, the CET1, Tier 1 and Total risk-based regulatory capital ratios are based on Basel III components of capital, as phased-in, and asset risk-weightings using the Advanced Approach framework. At Dec. 31, 2014, the leverage capital ratio is based on Basel III components of capital and quarterly average total assets, as phased-in. At Dec. 31, 2013, the regulatory capital ratios are determined under Basel I rules. Includes full capital credit for certain capital instruments outstanding at Dec. 31, 2013. A phase-out of non-qualifying instruments began on Jan. 1, 2014. For BNY Mellon to qualify as “well capitalized,” its Tier 1 and Total (Tier 1 plus Tier 2) capital ratios must be at least 6% and 10%, respectively. For The Bank of New York Mellon, our largest bank subsidiary, to qualify as “well capitalized,” its Tier 1, Total and leverage capital ratios must be at least 6%, 10% and 5%, respectively. For The Bank of New York Mellon to qualify as “adequately capitalized,” its Tier 1, Total and leverage capital ratios must be at least 4%, 8% and 3%, respectively.

(b)
Risk-based capital ratios at Dec. 31, 2014 include the net impact of the total consolidated assets of certain consolidated investment management funds in risk-weighted assets. These assets were not included in Dec. 31, 2013 risk-based ratios. The leverage capital ratio was not impacted.

If a financial holding company such as BNY Mellon fails to qualify as “well capitalized”, it may lose its status as a financial holding company, which may restrict its ability to undertake or continue certain activities or make acquisitions that are not generally permissible for bank holding companies without financial holding company status. If The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as “well capitalized”, it may be subject to higher FDIC assessments.

If a bank holding company such as BNY Mellon or bank such as The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as “adequately capitalized”, regulatory sanctions and limitations are imposed.

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

The following table presents the components of our transitional Basel III CET1, Tier 1 and Tier 2 capital, the Basel III risk-weighted assets determined under the Standardized and Advanced Approaches and the average assets used for leverage capital purposes at Dec. 31, 2014.

Components of transitional Basel III capital (a) (in millions)	Dec. 31, 2014

CET1:
Common shareholders’ equity	$36,326
Goodwill and intangible assets	(17,111)
Net pension fund assets	(17)
Equity method investments	(314)
Deferred tax assets	(4)
Other	4
Total CET1	18,884
Other Tier 1 capital:
Preferred stock	1,562
Trust preferred securities	156
Disallowed deferred tax assets	(14)
Net pension fund assets	(69)
Other	(17)
Total Tier 1 capital	20,502

Tier 2 capital:
Trust preferred securities	156
Subordinated debt	298
Allowance for credit losses	280
Other	(11)
Total Tier 2 capital - Standardized Approach	723
Excess of expected credit losses	13
Less: Allowance for credit losses	280
Total Tier 2 capital - Advanced Approach	$456

Total capital:
Standardized Approach	$21,225
Advanced Approach	$20,958

Risk-weighted assets:
Standardized Approach	$125,562
Advanced Approach:
Credit Risk	$120,122
Market Risk	3,046
Operational Risk	45,112
Total Advanced Approach	$168,280

Average assets for leverage capital purposes	$368,140

(a)	On a regulatory basis as determined under the Final Capital Rules.

The following table presents the components of our Basel I Tier 1 and Total risk-based capital, the Basel I risk-weighted assets as well as average assets used for leverage capital purposes at Dec. 31, 2013.

Components of Basel I Tier 1 and Total risk-based capital (a) (in millions)	Dec. 31, 2013
Tier 1 capital:
Common shareholders’ equity	$35,959
Preferred stock	1,562
Trust preferred securities	330
Adjustments for:
Goodwill and intangible assets (b)	(20,001)
Pensions/cash flow hedges	891
Securities valuation allowance	(387)
Merchant banking investments	(19)
Total Tier 1 capital	18,335
Tier 2 capital:
Qualifying unrealized gains on equity securities	1
Qualifying subordinated debt	550
Qualifying allowance for credit losses	344
Total Tier 2 capital	895
Total risk-based capital	$19,230
Total risk-weighted assets	$113,322
Average assets for leverage capital purposes	$336,787

(a)	On a regulatory basis as determined under Basel I rules.

(b)
Reduced by deferred tax liabilities associated with non-tax deductible identifiable intangible assets of $1,222 million and deferred tax liabilities associated with tax deductible goodwill of $1,302 million.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under the transitional rules at Dec. 31, 2014.

Capital above thresholds at Dec. 31, 2014
(in millions)	Consolidated		The Bank of New York Mellon
CET1	$12,153	(a)	N/A
Tier 1 capital (b)	10,405		$8,305
Total capital (b)	4,130		3,834
Leverage capital	5,776	(a)	551	(b)

(a)	Based on 4.0% respective minimum required ratios under the Final Capital Rules.

(b)	Based on well capitalized standards.

188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 16 - Other comprehensive income (loss)

Components of other comprehensive income (loss)
	Year ended
	Dec. 31, 2014			Dec. 31, 2013			Dec. 31, 2012
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$(715)	$(91)	$(806)	$130	$62	$192	$80	$50	$130
Total foreign currency translation	(715)	(91)	(806)	130	62	192	80	50	130
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during period	582	(169)	413	(1,466)	577	(889)	1,611	(604)	1,007
Reclassification adjustment (b)	(91)	33	(58)	(129)	55	(74)	(162)	56	(106)
Net unrealized gain (loss) on assets available-for-sale	491	(136)	355	(1,595)	632	(963)	1,449	(548)	901
Defined benefit plans:
Prior service cost arising during the period	3	(1)	2	(2)	1	(1)	98	(41)	57
Net gain (loss) arising during the period	(766)	287	(479)	732	(303)	429	(298)	108	(190)
Foreign exchange adjustment	(2)	1	(1)	—	—	—	—	—	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	127	(50)	77	209	(83)	126	173	(69)	104
Total defined benefit plans	(638)	237	(401)	939	(385)	554	(27)	(2)	(29)
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during period	23	(13)	10	136	(54)	82	242	(99)	143
Reclassification adjustment (b)	(41)	16	(25)	(124)	51	(73)	(239)	97	(142)
Net unrealized gain (loss) on cash flow hedges	(18)	3	(15)	12	(3)	9	3	(2)	1
Total other comprehensive income (loss)	$(880)	$13	$(867)	$(514)	$306	$(208)	$1,505	$(502)	$1,003

(a)	Includes the impact of hedges of net investments in foreign subsidiaries. See Note 23 for additional information.

(b)
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

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
		ASC 820 Adjustments		Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2011 ending balance	$(651)	$(1,329)	$(96)	$450	$(1)	$(1,627)
Change in 2012	112	(65)	36	900	1	984
2012 ending balance	$(539)	$(1,394)	$(60)	$1,350	$—	$(643)
Change in 2013	151	554	—	(963)	9	(249)
2013 ending balance	$(388)	$(840)	$(60)	$387	$9	$(892)
Change in 2014	(681)	(396)	(5)	355	(15)	(742)
2014 ending balance	$(1,069)	$(1,236)	$(65)	$742	$(6)	$(1,634)

Note 17 - Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees and directors of BNY Mellon. At Dec. 31, 2014, under the Long-Term Incentive Plan approved in April 2014, we may issue 48,342,374 new stock-

based awards. Of this amount, 33,967,536 shares (subject to potential increase as provided in the Long-Term Incentive Plan) may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $88 million in 2014, $65 million in 2013 and $64 million in 2012.

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and ten years from the date of grant. No stock options were granted in 2014 and 2013.

The compensation cost that has been charged against income was $28 million for 2014 (including $1 million recorded in restructuring expense), $49 million for 2013 and $70 million for 2012. The total income tax benefit recognized in the income statement was $11 million for 2014, $20 million for 2013 and $29 million for 2012.

We used a lattice-based binomial method to calculate the fair value on the date of grant. The fair value of each option award is estimated on the date of grant using the weighted-average assumptions noted in the following table:

Assumptions	2014	2013	2012
Dividend yield	N/A	N/A	3.0%
Expected volatility	N/A	N/A	34
Risk-free interest rate	N/A	N/A	1.38
Expected option lives (in years)	N/A	N/A	6.9

For 2012, assumptions were determined as follows:

•	Expected volatilities are based on implied volatilities from traded options on our stock, historical volatility of our stock, and other factors.

•	We use historical data to estimate option exercises and employee terminations within the valuation model.

•	The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant.

•	The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.

A summary of the status of our options as of Dec. 31, 2014, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted- average remaining contractual term (in years)
Balance at Dec. 31, 2013	65,796,322	$32.30	4.9
Granted	—	—
Exercised	(12,990,193)	28.46
Canceled/Expired	(4,385,874)	35.27
Balance at Dec. 31, 2014	48,420,255	$33.06	4.2
Vested and expected to vest at Dec. 31, 2014	48,384,788	33.07	4.2
Exercisable at Dec. 31, 2014	42,137,574	34.38	3.9

Stock options outstanding at Dec. 31, 2014
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding at Dec. 31, 2014	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable at Dec. 31, 2014	Weighted-average exercise price
$ 18 to 31	26,058,747	5.8	$25.73	19,776,342	$26.21
$ 31 to 41	10,629,833	1.8	38.47	10,629,557	38.47
$ 41 to 51	11,731,675	3.0	44.44	11,731,675	44.44
$ 18 to 51	48,420,255	4.2	$33.06	42,137,574	$34.38

(a)	At Dec. 31, 2013 and 2012, 52,130,525 and 57,710,802 options were exercisable at an average price per common share of $34.00 and $33.95, respectively.

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Aggregate intrinsic value of options (in millions)	2014	2013	2012
Outstanding at Dec. 31,	$409	$336	$123
Exercisable at Dec. 31,	$307	$212	$64

The weighted-average fair value of options at grant date was $5.50 in 2012.

The total intrinsic value of options exercised was $118 million in 2014, $67 million in 2013 and $8 million in 2012.

As of Dec. 31, 2014, $14 million of total unrecognized compensation cost related to nonvested options is expected to be recognized over a weighted-average period of less than one year.

Cash received from option exercises totaled $370 million in 2014, $263 million in 2013 and $40 million in 2012. The actual tax benefit realized for the tax deductions from options exercised totaled $17 million in 2014, $8 million in 2013 and less than $1 million in 2012.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is one to four years. The total compensation expense recognized for restricted stock and RSUs was $243 million in 2014 (including $13 million recorded in restructuring expense), $201 million in 2013 and $185 million in 2012. The total income tax benefit recognized in the income statement was $94 million for 2014, $79 million for 2013 and $76 million for 2012.

BNY Mellon’s Executive Committee members were granted a target award of 719,947 performance units (“PSUs”) in 2014 that are earned annually based on an earnout percentage calculated using a metric of net income divided by risk-weighted assets under Basel III. The awards earned in each of the three performance periods vest at the end of the third performance period. Certain of the awards are granted to three FSA code-staff individuals and are required to be marked to market due to discretionary claw-back language contained in their grants.

The following table summarizes our nonvested PSU, restricted stock and RSU activity for 2014.

Nonvested PSU, restricted stock and RSU activity	Number of shares	Weighted- average fair value
Nonvested PSUs, restricted stock and RSUs at Dec. 31, 2013	21,541,377	$26.59
Granted	8,497,823	31.58
Vested	(8,082,216)	29.06
Forfeited	(556,693)	27.37
Nonvested PSUs, restricted stock and RSUs at Dec. 31, 2014	21,400,291	$27.72

As of Dec. 31, 2014, $192 million of total unrecognized compensation costs related to nonvested restricted stock and RSUs is expected to be recognized over a weighted-average period of 1.7 years.

The total fair value of restricted stock and RSUs that vested was $229 million in 2014, $117 million in 2013 and $84 million in 2012.

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

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

Note 18 - Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2014	2013	2014	2013	2014	2013	2014	2013
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.13%	4.99%	3.33%	4.29%	4.13%	4.99%	3.10%	4.21%
Rate of compensation increase	3.00	3.00	3.29	3.71	3.00	3.00	—	—
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(3,712)	$(4,093)	$(1,021)	$(880)	$(224)	$(226)	$(7)	$(6)
Service cost	(58)	(63)	(33)	(36)	(1)	(2)	—	—
Interest cost	(180)	(170)	(43)	(38)	(11)	(9)	—	—
Employee contributions	—	—	(1)	(1)	—	—	—	—
Amendments	—	—	3	(2)	—	—	—	—
Actuarial gain (loss)	(687)	443	(169)	(66)	(8)	(5)	(1)	—
(Acquisitions) divestitures	—	—	—	1	—	—	—	—
Special termination benefits	(1)	—	—	—	—	—	—	—
Benefits paid	178	171	19	21	34	18	—	—
Foreign exchange adjustment	N/A	N/A	68	(20)	N/A	N/A	—	(1)
Benefit obligation at end of period	(4,460)	(3,712)	(1,177)	(1,021)	(210)	(224)	(8)	(7)
Change in fair value of plan assets
Fair value at beginning of period	4,721	4,278	930	782	86	78	—	—
Actual return on plan assets	383	589	88	107	7	8	—	—
Employer contributions	16	25	56	43	34	18	—	—
Employee contributions	—	—	1	1	—	—	—	—
Acquisitions (divestitures)	—	—	—	(1)	—	—	—	—
Benefit payments	(178)	(171)	(19)	(21)	(34)	(18)	—	—
Foreign exchange adjustment	N/A	N/A	(59)	19	N/A	N/A	—	—
Fair value at end of period	4,942	4,721	997	930	93	86	—	—
Funded status at end of period	$482	$1,009	$(180)	$(91)	$(117)	$(138)	$(8)	$(7)
Amounts recognized in accumulated other comprehensive (income) loss consist of:
Net loss (gain)	$1,668	$1,174	$382	$256	$146	$150	$—	$(1)
Prior service cost (credit)	(31)	(46)	1	5	(79)	(89)	—	—
Total (before tax effects)	$1,637	$1,128	$383	$261	$67	$61	$—	$(1)

(a)	The benefit obligation for pension benefits is the projected benefit obligation and for healthcare benefits, it is the accumulated benefit obligation.

192 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Net periodic benefit cost (credit)	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollar amounts in millions)	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$4,430	$4,121	$3,763	$898	$790	$698	$86	$80	$78	N/A	N/A	N/A
Discount rate	4.99%	4.25%	4.75%	4.29%	4.49%	4.97%	4.99%	4.25%	4.75%	4.21%	4.50%	5.00%
Expected rate of return on plan assets	7.25	7.25	7.38	6.26	6.04	6.30	7.25	7.25	7.38	N/A	N/A	N/A
Rate of compensation increase	3.00	3.00	3.00	3.71	3.49	3.57	3.00	3.00	3.00	N/A	N/A	N/A
Components of net periodic benefit cost (credit):
Service cost	$58	$63	$59	$33	$36	$32	$1	$2	$2	$—	$—	$—
Interest cost	180	170	169	43	38	35	11	9	12	—	—	—
Expected return on assets	(315)	(292)	(272)	(58)	(46)	(45)	(6)	(6)	(6)	—	—	—
Amortization of:
Net initial obligation (asset)	—	—	—	—	—	—	—	—	3	—	—	—
Prior service cost (credit)	(15)	(16)	(16)	1	—	—	(10)	(10)	(2)	—	—	—
Net actuarial (gain) loss	125	205	167	15	15	12	11	12	9	—	—	—
Settlement (gain) loss	—	3	—	—	—	—	—	—	—	—	—	—
Special termination benefit charge	1	—	—	—	—	—	—	—	—	—	—	—
Net periodic benefit cost (credit)	$34	$133	$107	$34	$43	$34	$7	$7	$18	$—	$—	$—

Changes in other comprehensive (income) loss in 2014	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$619	$139	$7	$1
Recognition of prior years’ net (loss)	(125)	(15)	(11)	—
Prior service cost (credit) arising during period	—	(3)	—	—
Recognition of prior years’ service (cost) credit	15	(1)	10	—
Foreign exchange adjustment	N/A	2	N/A	—
Total recognized in other comprehensive (income) loss (before tax effects)	$509	$122	$6	$1

Amounts expected to be recognized in net periodic benefit cost (income) in 2015 (before tax effects)	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Loss recognition	$111	$23	$11	$—
Prior service (credit) recognition	(31)	—	(10)	—

	Domestic		Foreign
(in millions)	2014	2013	2014	2013
Pension benefits:
Prepaid benefit cost	$708	$1,209	$—	$—
Accrued benefit cost	(226)	(200)	(180)	(91)
Total pension benefits	$482	$1,009	$(180)	$(91)
Healthcare benefits:
Accrued benefit cost	$(117)	$(138)	$(8)	$(7)
Total healthcare benefits	$(117)	$(138)	$(8)	$(7)

The accumulated benefit obligation for all defined benefit plans was $5.4 billion at Dec. 31, 2014 and $4.5 billion at Dec. 31, 2013.

Plans with obligations in excess of plan assets	Domestic		Foreign
(in millions)	2014	2013	2014	2013
Projected benefit obligation	$227	$200	$392	$304
Accumulated benefit obligation	225	199	375	294
Fair value of plan assets	—	—	313	242

For information on pension assumptions see “Critical accounting estimates.”

BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend - Domestic post-retirement healthcare benefits

The assumed healthcare cost trend rate used in determining benefit expense for 2015 is 6.75% decreasing to 4.75% in 2022. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product (“GNP”) growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the growth rate assumed in 2022 bears a reasonable relationship to the discount rate.

An increase in the healthcare cost trend rate of one percentage point for each year would increase the accumulated post-retirement benefit obligation by $15 million, or 7%, and the sum of the service and interest costs by $1 million, or 7%. Conversely, a decrease in this rate of one percentage point for each year would decrease the benefit obligation by $13 million, or 6%, and the sum of the service and interest costs by $1 million, or 6%.

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

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2015	$238	$13
	2016	255	15
	2017	256	16
	2018	252	19
	2019	253	18
	2020-2024	1,276	120
Total pension benefits		$2,530	$201
Healthcare benefits:
Year	2015	$14	$—
	2016	14	—
	2017	15	—
	2018	15	—
	2019	15	1
	2020-2024	68	1
Total healthcare benefits		$141	$2

Plan contributions

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2015 of $19 million for the domestic plans and $42 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2015 of $14 million for the domestic plans and less than $1 million for the foreign plans.

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

194 BNY Mellon

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

Our pension assets were invested as follows at Dec. 31, 2014 and 2013:

Asset allocations	Domestic		Foreign
	2014	2013	2014	2013
Equities	63%	63%	56%	63%
Fixed income	31	30	36	29
Private equities	2	2	—	—
Alternative investment	3	3	2	4
Real estate	—	—	5	4
Cash	1	2	1	—
Total pension benefits	100%	100%	100%	100%

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2014 and 2013. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

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

BNY Mellon 195

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

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2014 and Dec. 31, 2013, by captions and by ASC 820 valuation hierarchy. There were no transfers between Level 1 and Level 2.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2014
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,468	$—	$—	$1,468
Non-U.S. equity	132	—	—	132
Collective trust funds:
Commingled	—	342	—	342
U.S. equity	—	1,344	—	1,344
Venture capital and partnership interests	—	—	91	91
Fixed income:
U.S. Treasury securities	438	—	—	438
U.S. Government agencies	—	59	—	59
Sovereign government obligations	—	91	—	91
U.S. corporate bonds	—	724	—	724
Other	—	32	—	32
Exchange traded funds	70	—	—	70
Funds of funds	—	—	151	151
Total domestic plan assets, at fair value	$2,108	$2,592	$242	$4,942

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2014
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$432	$125	$—	$557
Sovereign/government obligation funds	75	130	—	205
Corporate debt funds	60	74	20	154
Cash and currency	13	—	—	13
Venture capital and partnership interests	—	—	68	68
Total foreign plan assets, at fair value	$580	$329	$88	$997

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,285	$—	$—	$1,285
Non-U.S. equity	138	—	—	138
Collective trust funds:
Commingled	—	437	—	437
U.S. equity	—	1,334	—	1,334
Venture capital and partnership interests	—	—	86	86
Fixed income:
U.S. Treasury securities	379	—	—	379
U.S. Government agencies	—	70	—	70
Sovereign government obligations	—	102	—	102
U.S. corporate bonds	—	640	—	640
Other	—	41	—	41
Exchange traded funds	66	—	—	66
Funds of funds	—	—	143	143
Total domestic plan assets, at fair value	$1,868	$2,624	$229	$4,721

196 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$481	$130	$—	$611
Sovereign/government obligation funds	55	130	—	185
Corporate debt funds	—	67	19	86
Cash and currency	4	—	—	4
Venture capital and partnership interests	—	—	44	44
Total foreign plan assets, at fair value	$540	$327	$63	$930

Changes in Level 3 fair value measurements

The table below includes a rollforward of the plan assets for the years ended Dec. 31, 2014 and 2013 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2014
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2013	$143	$86	$229
Total gains or (losses) included in earnings (or changes in net assets)	9	25	34
Purchases and sales:
Purchases	—	1	1
Sales	(1)	(21)	(22)
Fair value at Dec. 31, 2014	$151	$91	$242
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$7	$11	$18

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2014
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2013	$19	$44	$63
Transfers into Level 3	—	24	24
Total gains or (losses) included in earnings (or changes in net assets)	1	—	1
Fair value at Dec. 31, 2014	$20	$68	$88
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$1	$—	$1

Fair value measurements using significant unobservable inputs—domestic plans—for the year ended Dec. 31, 2013
(in millions)	Funds of funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2012	$130	$105	$235
Total gains or (losses) included in earnings (or changes in net assets)	13	—	13
Purchases and sales:
Purchases	—	3	3
Sales	—	(22)	(22)
Fair value at Dec. 31, 2013	$143	$86	$229
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$11	$(14)	$(3)

BNY Mellon 197

Notes to Consolidated Financial Statements (continued)

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2013
(in millions)	Corporate debt funds	Venture capital and partnership interests	Total plan assets at fair value
Fair value at Dec. 31, 2012	$17	$41	$58
Total gains or (losses) included in earnings (or changes in net assets)	2	3	5
Fair value at Dec. 31, 2013	$19	$44	$63
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period	$2	$3	$5

Venture capital and partnership interests and funds of funds valued using net asset value per share

BNY Mellon had pension and post-retirement plan assets invested in venture capital and partnership interests and funds of funds valued using net asset value. The fund of funds investments are redeemable at net asset value under agreements with the fund of funds managers.

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2014
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$159	$11	N/A	N/A
Funds of funds (b)	151	—	Monthly	30-45 days
Total	$310	$11

Venture capital and partnership interests and funds of funds valued using NAV—Dec. 31, 2013
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Venture capital and partnership interests (a)	$130	$11	N/A	N/A
Funds of funds (b)	143	—	Monthly	30-45 days
Total	$273	$11

(a)	Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.

(b)	Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.

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

At Dec. 31, 2014 and Dec. 31, 2013, the ESOP owned 6.4 million and 6.6 million shares of our common stock, respectively. The fair value of total ESOP assets was $263 million at Dec. 31, 2014 and $236 million at Dec. 31, 2013.

We recorded $198 million in 2014, $192 million in 2013 and $180 million in 2012 primarily for contributions to our defined contribution plans. There were no contributions to the ESOP in 2014, 2013 and 2012.

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

198 BNY Mellon

Notes to Consolidated Financial Statements (continued)

prior two years. Additionally, such bank subsidiaries may not declare dividends in excess of net profits on hand, as defined, after deducting the amount by which the principal amount of all loans, on which interest is past due for a period of six months or more, exceeds the allowance for credit losses.

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2014, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

Subsequent to Dec. 31, 2014, our bank subsidiaries could declare dividends to the Parent of approximately $2.0 billion without the need for a regulatory waiver. In addition, at Dec. 31, 2014, non-bank subsidiaries of the Parent had liquid assets of approximately $1.4 billion.

The bank subsidiaries declared dividends of $809 million in 2014, $1.0 billion in 2013 and $679 million in 2012. The Federal Reserve and the OCC have issued additional guidelines that require bank holding companies and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet all minimum regulatory capital ratios and maintain a CET1 ratio of at least 5% on a pro forma basis under expected and stressed conditions throughout the nine-quarter planning horizon covered by the capital plan. The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios and have a CET1 ratio of at least 5%. As part of this process, BNY Mellon also provides the Federal Reserve with estimates of the composition and levels of regulatory capital, risk-weighted assets and other measures under Basel III under an identified scenario. BNY Mellon’s most recent capital plan was submitted to the Federal Reserve on Jan. 5, 2015. The Federal Reserve has indicated it expects to publish its objection or non-objection to the capital plan and proposed capital actions, such as dividend payments and share repurchases, in March 2015.

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $6.3 billion and $5.7 billion for the years 2014 and 2013, respectively.

BNY Mellon 199

Notes to Consolidated Financial Statements (continued)

In the event of impairment of the capital stock of one of the Parent’s national banks or The Bank of New York Mellon, the Parent, as the banks’ stockholder, could be required to pay such deficiency.

The Parent guarantees the debt issued by Mellon Funding Corporation, a wholly-owned financing subsidiary of the Company. The Parent also guarantees committed and uncommitted lines of credit of Pershing LLC and Pershing Limited subsidiaries. The Parent guarantees described above are full and unconditional and contain the standard provisions relating to parent guarantees of subsidiary debt. Additionally, the Parent guarantees or indemnifies obligations of its consolidated subsidiaries as needed. Generally, there are no stated notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. As a result, we are unable to develop an estimate of the maximum payout under these indemnifications. However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications.

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2014	2013	2012
Dividends from bank subsidiaries	$775	$1,010	$645
Dividends from nonbank subsidiaries	44	210	199
Interest revenue from bank subsidiaries	67	60	120
Interest revenue from nonbank subsidiaries	98	101	126
Gain on securities held for sale	1	32	11
Other revenue	24	26	47
Total revenue	1,009	1,439	1,148
Interest (including, $62, $50, $30, to subsidiaries, respectively)	257	245	340
Other expense	71	94	103
Total expense	328	339	443
Income before income taxes and equity in undistributed net income of subsidiaries	681	1,100	705
Provision (benefit) for income taxes	(155)	(93)	(83)
Equity in undistributed net income:
Bank subsidiaries	910	184	936
Nonbank subsidiaries (a)	821	727	713
Net income (a)	2,567	2,104	2,437
Preferred stock dividends	(73)	(64)	(18)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$2,494	$2,040	$2,419

(a)
Results for years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

200 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2014	2013
Assets:
Cash and due from banks	$7,517	$6,959
Securities	30	34
Loans, net of allowance	76	19
Investment in and advances to subsidiaries and associated companies: (a)
Banks (a)	28,600	27,888
Other (a)	26,471	24,420
Subtotal (a)	55,071	52,308
Corporate-owned life insurance	712	699
Other assets (a)	1,361	2,469
Total assets (a)	$64,767	$62,488
Liabilities:
Deferred compensation	$501	$500
Commercial paper	—	96
Affiliate borrowings	6,120	3,416
Other liabilities (a)	1,194	2,175
Long-term debt	19,511	18,804
Total liabilities (a)	27,326	24,991
Shareholders’ equity (a)	37,441	37,497
Total liabilities and shareholders’ equity (a)	$64,767	$62,488

(a)
Prior year balances were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2014	2013	2012
Operating activities:
Net income (b)	$2,567	$2,104	$2,437
Adjustments to reconcile net income to net cash provided by/ (used in) operating activities:
Amortization	—	1	13
Equity in undistributed net (income) of subsidiaries (b)	(1,731)	(911)	(1,649)
Change in accrued interest receivable	23	21	13
Change in accrued interest payable	18	(5)	(16)
Change in taxes payable (a)	91	63	177
Other, net	2	(22)	(179)
Net cash provided by operating activities	970	1,251	796
Investing activities:
Purchases of securities	—	—	—
Proceeds from sales of securities	7	67	86
Change in loans	(57)	(6)	7
Acquisitions of, investments in, and advances to subsidiaries	(1,603)	722	175
Other, net	107	11	17
Net cash provided by/(used in) investing activities	(1,546)	794	285
Financing activities:
Net change in commercial paper	(96)	(242)	328
Proceeds from issuance of long-term debt	4,686	3,892	2,761
Repayments of long-term debt	(4,071)	(2,023)	(4,163)
Change in advances from subsidiaries	2,704	78	(53)
Issuance of common stock	396	288	65
Treasury stock acquired	(1,669)	(1,026)	(1,148)
Issuance of preferred stock	—	494	1,068
Cash dividends paid	(833)	(744)	(641)
Tax benefit realized on share based payment awards	17	15	—
Net cash provided by/(used in) financing activities	1,134	732	(1,783)
Change in cash and due from banks	558	2,777	(702)
Cash and due from banks at beginning of year	6,959	4,182	4,884
Cash and due from banks at end of year	$7,517	$6,959	$4,182
Supplemental disclosures
Interest paid	$275	$241	$324
Income taxes paid	$946	$94	$401
Income taxes refunded	$54	$14	$1

(a)	Includes payments received from subsidiaries for taxes of $452 million in 2014, $192 million in 2013 and $648 million in 2012.

(b)
Cash flows for both years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

BNY Mellon 201

Notes to Consolidated Financial Statements (continued)

Note 20 - Fair value measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy for fair value measurements is utilized based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. BNY Mellon’s own creditworthiness is considered when valuing liabilities.

Fair value focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The objective is to determine from weighted indicators of fair value a reasonable point within the range that is most representative of fair value under current market conditions.

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

Valuation hierarchy

A three-level valuation hierarchy is used for disclosure of fair value measurements based upon the transparency of inputs to the valuation of an asset or

202 BNY Mellon

Notes to Consolidated Financial Statements (continued)

liability as of the measurement date. The three levels are described below.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include debt and equity securities, derivative financial instruments actively traded on exchanges and U.S. Treasury securities that are actively traded in highly liquid over-the-counter markets.

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

BNY Mellon 203

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2014, more than 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Less than 1% of our securities were priced based on economic models and non-binding dealer quotes, and are included in Level 3 of the valuation hierarchy.

Consolidated collateralized loan obligations

BNY Mellon values assets in consolidated CLOs using observable market prices observed from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Based on the structure of the CLOs, the valuation of the assets is attributable to the note holders. Changes in the values of assets and liabilities are reflected in the income statement as investment and other income and interest of investment management fund note holders, respectively. Consolidated CLOs are generally classified within Level 2 of the valuation hierarchy.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples include long-dated interest rate or currency swaps and options, where parameters may be unobservable for longer maturities; and certain products, where correlation risk is unobservable. The fair value of these derivatives composes less than 1% of our derivative financial instruments. Additional disclosures of derivative instruments are provided in Note 23 of the Notes to Consolidated Financial Statements.

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

204 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Private equity investments

Our Other segment includes holdings of nonpublic private equity investments through funds managed by third-party investment managers. We value private equity investments initially based upon the transaction price, which we subsequently adjust to reflect expected exit values as evidenced by financing and sale transactions with third parties or through ongoing reviews by the investment managers.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2014 and Dec. 31, 2013, by caption on the consolidated balance sheet and by valuation hierarchy (as described above). We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us. There were no material transfers between Level 1 and Level 2 during 2014.

BNY Mellon 205

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2014
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$19,997	$—	$—	$—	$19,997
U.S. Government agencies	—	343	—	—	343
Sovereign debt	40	17,244	—	—	17,284
State and political subdivisions (b)	—	5,236	11	—	5,247
Agency RMBS	—	32,600	—	—	32,600
Non-agency RMBS	—	953	—	—	953
Other RMBS	—	1,551	—	—	1,551
Commercial MBS	—	1,959	—	—	1,959
Agency commercial MBS	—	3,132	—	—	3,132
Asset-backed CLOs	—	2,130	—	—	2,130
Other asset-backed securities	—	3,240	—	—	3,240
Equity securities	95	—	—	—	95
Money market funds (b)	763	—	—	—	763
Corporate bonds	—	1,785	—	—	1,785
Other debt securities	—	2,169	—	—	2,169
Foreign covered bonds	2,250	618	—	—	2,868
Non-agency RMBS (c)	—	2,214	—	—	2,214
Total available-for-sale securities	23,145	75,174	11	—	98,330
Trading assets:
Debt and equity instruments (b)	2,204	2,217	—	—	4,421
Derivative assets not designated as hedging:
Interest rate	7	17,137	6	(13,942)	3,208
Foreign exchange	—	6,280	—	(4,246)	2,034
Equity	96	278	3	(159)	218
Total derivative assets not designated as hedging	103	23,695	9	(18,347)	5,460
Total trading assets	2,307	25,912	9	(18,347)	9,881
Loans	—	21	—	—	21
Other assets:
Derivative assets designated as hedging:
Interest rate	—	477	—	—	477
Foreign exchange	—	374	—	—	374
Total derivative assets designated as hedging	—	851	—	—	851
Other assets (d)	250	745	70	—	1,065
Total other assets	250	1,596	70	—	1,916
Subtotal assets of operations at fair value	25,702	102,703	90	(18,347)	110,148
Percentage of assets prior to netting	20%	80%	—%
Assets of consolidated investment management funds:
Trading assets	100	8,578	—	—	8,678
Other assets	457	147	—	—	604
Total assets of consolidated investment management funds	557	8,725	—	—	9,282
Total assets	$26,259	$111,428	$90	$(18,347)	$119,430
Percentage of assets prior to netting	19%	81%	—%

206 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2014
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Trading liabilities:
Debt and equity instruments	$367	$294	$—	$—	$661
Derivative liabilities not designated as hedging:
Interest rate	3	17,645	6	(14,467)	3,187
Foreign exchange	—	6,367	—	(3,149)	3,218
Equity and other contracts	47	499	3	(181)	368
Total derivative liabilities not designated as hedging	50	24,511	9	(17,797)	6,773
Total trading liabilities	417	24,805	9	(17,797)	7,434
Long-term debt (b)	—	347	—	—	347
Other liabilities:
Derivative liabilities designated as hedging:
Interest rate	—	385	—	—	385
Foreign exchange	—	62	—	—	62
Total derivative liabilities designated as hedging	—	447	—	—	447
Other liabilities	4	—	—	—	4
Total other liabilities	4	447	—	—	451
Subtotal liabilities of operations at fair value	421	25,599	9	(17,797)	8,232
Percentage of liabilities prior to netting	2%	98%	—%
Liabilities of consolidated investment management funds:
Trading liabilities	—	7,660	—	—	7,660
Other liabilities	1	8	—	—	9
Total liabilities of consolidated investment management funds	1	7,668	—	—	7,669
Total liabilities	$422	$33,267	$9	$(17,797)	$15,901
Percentage of liabilities prior to netting	1%	99%	—%

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

(b)	Includes certain interests in securitizations.

(c)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(d)	Includes private equity investments and seed capital.

BNY Mellon 207

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2013
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Available-for-sale securities:
U.S. Treasury	$12,852	$—	$—	$—	$12,852
U.S. Government agencies	—	948	—	—	948
Sovereign debt	40	11,314	—	—	11,354
State and political subdivisions (b)	—	6,663	11	—	6,674
Agency RMBS	—	25,321	—	—	25,321
Non-agency RMBS	—	1,142	—	—	1,142
Other RMBS	—	2,285	—	—	2,285
Commercial MBS	—	2,357	—	—	2,357
Agency commercial MBS	—	1,789	—	—	1,789
Asset-backed CLOs	—	1,562	—	—	1,562
Other asset-backed securities	—	2,891	—	—	2,891
Equity securities	19	—	—	—	19
Money market funds (b)	938	—	—	—	938
Corporate bonds	—	1,815	—	—	1,815
Other debt securities	—	1,796	—	—	1,796
Foreign covered bonds	2,238	633	—	—	2,871
Non-agency RMBS (c)	—	2,695	—	—	2,695
Total available-for-sale securities	16,087	63,211	11	—	79,309
Trading assets:
Debt and equity instruments (b)	4,559	4,338	1	—	8,898
Derivative assets not designated as hedging:
Interest rate	4	14,702	6	(13,231)	1,481
Foreign exchange	—	3,609	1	(2,294)	1,316
Equity	274	395	15	(281)	403
Total derivative assets not designated as hedging	278	18,706	22	(15,806)	3,200
Total trading assets	4,837	23,044	23	(15,806)	12,098
Other assets:
Derivative assets designated as hedging:
Interest rate	—	1,206	—	—	1,206
Foreign exchange	—	76	—	—	76
Total derivative assets designated as hedging	—	1,282	—	—	1,282
Other assets (d)	148	193	105	—	446
Total other assets	148	1,475	105	—	1,728
Subtotal assets of operations at fair value	21,072	87,730	139	(15,806)	93,135
Percentage of assets prior to netting	19%	81%	—%
Assets of consolidated investment management funds:
Trading assets	61	10,336	—	—	10,397
Other assets	739	136	—	—	875
Total assets of consolidated investment management funds	800	10,472	—	—	11,272
Total assets	$21,872	$98,202	$139	$(15,806)	$104,407
Percentage of assets prior to netting	18%	82%	—%

208 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2013
(dollar amounts in millions)	Level 1	Level 2	Level 3	Netting (a)	Total carrying value
Trading liabilities:
Debt and equity instruments	$1,030	$585	$—	$—	$1,615
Derivative liabilities not designated as hedging:
Interest rate	3	15,178	31	(12,429)	2,783
Foreign exchange	—	3,536	—	(1,711)	1,825
Equity and other contracts	214	745	44	(281)	722
Total derivative liabilities not designated as hedging	217	19,459	75	(14,421)	5,330
Total trading liabilities	1,247	20,044	75	(14,421)	6,945
Long-term debt (b)	—	321	—	—	321
Other liabilities - derivative liabilities designated as hedging:
Interest rate	—	167	—	—	167
Foreign exchange	—	336	—	—	336
Total other liabilities - derivative liabilities designated as hedging	—	503	—	—	503
Subtotal liabilities of operations at fair value	1,247	20,868	75	(14,421)	7,769
Percentage of liabilities prior to netting	6%	94%	—%
Liabilities of consolidated investment management funds:
Trading liabilities	16	10,069	—	—	10,085
Other liabilities	—	46	—	—	46
Total liabilities of consolidated investment management funds	16	10,115	—	—	10,131
Total liabilities	$1,263	$30,983	$75	$(14,421)	$17,900
Percentage of liabilities prior to netting	4%	96%	—%

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

(b)	Includes certain interests in securitizations.

(c)	Previously included in the Grantor Trust. The Grantor Trust was dissolved in 2011.

(d)	Includes private equity investments and seed capital.

BNY Mellon 209

Notes to Consolidated Financial Statements (continued)

Details of certain items measured at fair value on a recurring basis	Dec. 31, 2014					Dec. 31, 2013
	Total carrying value (a)	Ratings				Total carrying value (a)	Ratings
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollar amounts in millions)
Non-agency RMBS, originated in:
2007	$78	—%	—%	—%	100%	$90	—%	—%	41%	59%
2006	138	—	—	—	100	156	—	—	—	100
2005	284	—	21	19	60	330	—	24	16	60
2004 and earlier	453	3	5	27	65	566	3	6	30	61
Total non-agency RMBS	$953	1%	9%	19%	71%	$1,142	1%	10%	23%	66%
Commercial MBS - Domestic, originated in:
2009-2014	$639	83%	17%	—%	—%	$466	81%	19%	—%	—%
2008	19	100	—	—	—	22	59	41	—	—
2007	353	65	21	14	—	457	69	20	11	—
2006	599	83	17	—	—	683	84	16	—	—
2005	271	100	—	—	—	486	100	—	—	—
2004 and earlier	6	100	—	—	—	153	93	7	—	—
Total commercial MBS - Domestic	$1,887	82%	15%	3%	—%	$2,267	84%	14%	2%	—%
Foreign covered bonds:
Canada	$1,266	100%	—%	—%	—%	$851	100%	—%	—%	—%
United Kingdom	690	100	—	—	—	803	100	—	—	—
Netherlands	244	100	—	—	—	298	100	—	—	—
Other	668	100	—	—	—	919	100	—	—	—
Total foreign covered bonds	$2,868	100%	—%	—%	—%	$2,871	100%	—%	—%	—%
European floating rate notes - available-for-sale:
United Kingdom	$1,172	83%	17%	—%	—%	$1,668	79%	21%	—%	—%
Netherlands	296	100	—	—	—	434	100	—	—	—
Ireland	144	—	—	—	100	165	10	—	—	90
Italy	—	—	—	—	—	104	—	100	—	—
Other	25	99	1	—	—	42	89	5	—	6
Total European floating rate notes - available-for-sale	$1,637	79%	12%	—%	9%	$2,413	75%	19%	—%	6%
Sovereign debt:
United Kingdom	$5,076	100%	—%	—%	—%	$4,709	100%	—%	—%	—%
France	3,550	100	—	—	—	1,568	100	—	—	—
Spain	1,978	—	—	100	—	137	—	—	100	—
Netherlands	1,800	100	—	—	—	2,105	100	—	—	—
Germany	1,522	100	—	—	—	2,182	100	—	—	—
Italy	1,427	—	—	100	—	171	—	—	100	—
Ireland	672	—	—	100	—	—	—	—	—	—
Other	1,259	93	—	7	—	482	100	—	—	—
Total sovereign debt	$17,284	76%	—%	24%	—%	$11,354	97%	—%	3%	—%
Non-agency RMBS (b), originated in:
2007	$620	—%	—%	—%	100%	$812	—%	—%	—%	100%
2006	653	—	—	1	99	780	—	—	1	99
2005	727	—	3	1	96	854	—	3	—	97
2004 and earlier	214	—	4	7	89	249	—	4	16	80
Total non-agency RMBS (b)	$2,214	—%	1%	1%	98%	$2,695	—%	1%	2%	97%

(a)
At Dec. 31, 2014 and Dec. 31, 2013, foreign covered bonds and sovereign debt were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.

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

210 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The tables below include a roll forward of the balance sheet amounts for the years ended Dec. 31, 2014 and 2013 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2014
	Available-for-sale securities		Trading assets						Total assets
(in millions)	State and political subdivisions		Debt and equity instruments		Derivative assets	(a)	Other assets
Fair value at Dec. 31, 2013	$11		$1		$22		$105		$139
Transfers into Level 3	—		—		—		18		18
Transfers out of Level 3	—		—		(12)		—		(12)
Total gains or (losses) for the period:
Included in earnings (or changes in net assets)	—	(b)	—	(c)	12	(c)	(8)	(d)	4
Purchases, sales and settlements:
Purchases	—		—		—		16		16
Sales	—		—		—		(61)		(61)
Settlements	—		(1)		(13)		—		(14)
Fair value at Dec. 31, 2014	$11		$—		$9		$70		$90
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period			$—		$13		$—		$13

(a)	Derivative assets are reported on a gross basis.

(b)
Realized gains (losses) are reported in securities gains (losses). Unrealized gains (losses) are reported in accumulated other comprehensive income (loss) except for the credit portion of OTTI losses which are recorded in securities gains (losses).

(c)	Reported in foreign exchange and other trading revenue.

(d)	Reported in investment and other income.

Fair value measurements for liabilities using significant unobservable inputs for the year ended Dec. 31, 2014
	Trading liabilities		Total liabilities
(in millions)	Derivative liabilities	(a)
Fair value at Dec. 31, 2013	$75		$75
Transfers out of Level 3	(39)		(39)
Total (gains) or losses for the period:
Included in earnings (or changes in net liabilities)	(14)	(b)	(14)
Purchases and settlements:
Purchases	3		3
Settlements	(16)		(16)
Fair value at Dec. 31, 2014	$9		$9
Change in unrealized (gains) or losses for the period included in earnings (or changes in net assets) for liabilities held at the end of the reporting period	$9		$9

(a)	Derivative liabilities are reported on a gross basis.

(b)	Reported in foreign exchange and other trading revenue.

BNY Mellon 211

Notes to Consolidated Financial Statements (continued)

Fair value measurements for assets using significant unobservable inputs for the year ended Dec. 31, 2013
	Available-for-sale securities		Trading assets							Assets of consolidated investment management funds
(in millions)	State and political subdivisions		Debt and equity instruments		Derivative assets	(a)	Other assets		Total assets of operations
Fair value at Dec. 31, 2012	$45		$48		$58		$120		$271	$44
Transfers out of Level 3	—		—		(19)		—		(19)	—
Total gains or (losses) for the period:
Included in earnings (or changes in net assets)	7	(b)	2	(c)	(17)	(c)	1	(d)	(7)	2	(e)
Purchases, sales and settlements:
Purchases	—		—		—		8		8	—
Sales	—		(49)		—		(24)		(73)	(46)
Settlements	(41)		—		—		—		(41)	—
Fair value at Dec. 31, 2013	$11		$1		$22		$105		$139	$—
Change in unrealized gains or (losses) for the period included in earnings (or changes in net assets) for assets held at the end of the reporting period			$—		$(12)		$—		$(12)	$—

(a)	Derivative assets are reported on a gross basis.

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

The following tables present the financial instruments carried on the consolidated balance sheet by caption and by level in the fair value hierarchy as of Dec. 31, 2014 and Dec. 31, 2013, for which a nonrecurring change in fair value has been recorded during the years ended Dec. 31, 2014 and Dec. 31, 2013.

212 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2014				Total carrying value
(in millions)	Level 1	Level 2	Level 3
Loans (a)	$—	$112	$2	$114
Other assets (b)	—	6	—	6
Total assets at fair value on a nonrecurring basis	$—	$118	$2	$120

Assets measured at fair value on a nonrecurring basis at Dec. 31, 2013				Total carrying value
(in millions)	Level 1	Level 2	Level 3
Loans (a)	$—	$128	$9	$137
Other assets (b)	—	15	—	15
Total assets at fair value on a nonrecurring basis	$—	$143	$9	$152

(a)
During the years ended Dec. 31, 2014 and Dec. 31, 2013, the fair value of these loans decreased less than $6 million and $3 million, respectively, based on the fair value of the underlying collateral as allowed by ASC 310, Accounting by Creditors for Impairment of a loan, with an offset to the allowance for credit losses.

(b)	Includes other assets received in satisfaction of debt and loans held for sale. Loans held for sale are carried on the balance sheet at the lower of cost or fair value.

Level 3 unobservable inputs

The following tables present the unobservable inputs used in the valuation of assets and liabilities classified as Level 3 within the fair value hierarchy.

Quantitative information about Level 3 fair value measurements of assets
(dollars in millions)	Fair value at Dec. 31, 2014	Valuation techniques	Unobservable input	Range
Measured on a recurring basis:
Available-for-sale securities:
State and political subdivisions	$11	Discounted cash flow	Expected credit loss	2%
Trading assets:
Derivative assets:
Interest rate contracts:
Structured foreign exchange swaptions	6	Option pricing model (a)	Correlation risk	0%-25%
			Long-term foreign exchange volatility	15%-16%
Equity:
Equity options	3	Option pricing model (a)	Long-term equity volatility	23%-24%
Measured on a nonrecurring basis:
Loans	2	Discounted cash flows	Timing of sale	0-12 months
			Cap rate	8%
			Cost to complete/sell	0%-238%

Quantitative information about Level 3 fair value measurements of liabilities
(dollars in millions)	Fair value at Dec. 31, 2014	Valuation techniques	Unobservable input	Range
Measured on a recurring basis:
Trading liabilities:
Derivative liabilities:
Interest rate contracts:
Structured foreign exchange swaptions	$6	Option pricing model (a)	Correlation risk	0%-25%
			Long-term foreign exchange volatility	15%-16%
Equity:
Equity options	3	Option pricing model (a)	Long-term equity volatility	23%-24%

(a)	The option pricing model uses market inputs such as foreign currency exchange rates, interest rates and volatility to calculate the fair value of the option.

BNY Mellon 213

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

Loans

For residential mortgage loans, fair value is estimated using discounted cash flow analysis, adjusting where appropriate for prepayment estimates, using interest rates currently being offered for loans with similar terms and maturities to borrowers. The estimated fair value of margin loans and overdrafts is equal to the book value due to the short-term nature of these assets. The estimated fair value of other types of loans, including our term loan program, is determined using discounted cash flows. Inputs include current LIBOR market rates adjusted for credit spreads. These loans are generally classified as Level 2 within the valuation hierarchy.

214 BNY Mellon

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

Borrowings

Borrowings primarily consist of overdrafts of subcustodian account balances in our Investment Services businesses, commercial paper and accrued interest payable. The estimated fair value of overdrafts of subcustodian account balances in our Investment Services businesses is considered to equal book value as a result of the short duration of the overdrafts and is included as Level 2 within the valuation hierarchy. Overdrafts are typically repaid within two days. The estimated fair value of our commercial paper is based on discount and duration of the commercial paper. Our commercial paper matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. Our commercial paper is included in Level 2 of the valuation hierarchy. Accrued interest payable is generally short-term. As a result, book value is considered to equal fair value. Accrued interest payable is included as Level 2 within the valuation hierarchy.

Long-term debt

The estimated fair value of long-term debt is based on current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues. Long-term debt is classified as Level 2 within the valuation hierarchy.

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2014 and Dec. 31, 2013, by caption on the consolidated balance sheet and by the valuation hierarchy (as described above).

BNY Mellon 215

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments	Dec. 31, 2014
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$96,682	$—	$96,682	$96,682
Interest-bearing deposits with banks	—	19,505	—	19,505	19,495
Federal funds sold and securities purchased under resale agreements	—	20,302	—	20,302	20,302
Securities held-to-maturity	5,063	16,064	—	21,127	20,933
Loans	—	56,840	—	56,840	56,749
Other financial assets	6,970	1,121	—	8,091	8,091
Total	$12,033	$210,514	$—	$222,547	$222,252
Liabilities:
Noninterest-bearing deposits	$—	$104,240	$—	$104,240	$104,240
Interest-bearing deposits	—	160,688	—	160,688	161,629
Federal funds purchased and securities sold under repurchase agreements	—	11,469	—	11,469	11,469
Payables to customers and broker-dealers	—	21,181	—	21,181	21,181
Borrowings	—	956	—	956	956
Long-term debt	—	20,401	—	20,401	19,917
Total	$—	$318,935	$—	$318,935	$319,392

Summary of financial instruments	Dec. 31, 2013
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$104,359	$—	$104,359	$104,359
Interest-bearing deposits with banks	—	35,323	—	35,323	35,300
Federal funds sold and securities purchased under resale agreements	—	9,161	—	9,161	9,161
Securities held-to-maturity	3,268	16,175	—	19,443	19,743
Loans	—	49,316	—	49,316	49,180
Other financial assets	6,460	1,141	—	7,601	7,601
Total	$9,728	$215,475	$—	$225,203	$225,344
Liabilities:
Noninterest-bearing deposits	$—	$95,475	$—	$95,475	$95,475
Interest-bearing deposits	—	165,253	—	165,253	165,654
Federal funds purchased and securities sold under repurchase agreements	—	9,648	—	9,648	9,648
Payables to customers and broker-dealers	—	15,707	—	15,707	15,707
Borrowings	—	919	—	919	919
Long-term debt	—	19,965	—	19,965	19,543
Total	$—	$306,967	$—	$306,967	$306,946

The table below summarizes the carrying amount of the hedged financial instruments, the notional amount of the hedge and the unrealized gain (loss) (estimated fair value) of the derivatives.

Hedged financial instruments	Carrying amount	Notional amount of hedge	Unrealized
(in millions)			Gain	(Loss)
Dec. 31, 2014
Securities available-for-sale	$7,294	$7,045	$4	$(370)
Long-term debt	16,469	16,100	470	(14)
Dec. 31, 2013
Interest-bearing deposits with banks	$1,396	$1,396	$30	$(19)
Securities available-for-sale	5,914	6,647	721	(95)
Long-term debt	15,036	14,755	483	(72)

216 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 21 - Fair value option

We elected fair value as an alternative measurement for selected financial assets, financial liabilities, unrecognized firm commitments and written loan commitments.

The following table presents the assets and liabilities, by type, of consolidated investment management funds recorded at fair value.

Assets and liabilities of consolidated investment management funds, at fair value
(in millions)	Dec. 31, 2014	Dec. 31, 2013
Assets of consolidated investment management funds:
Trading assets	$8,678	$10,397
Other assets	604	875
Total assets of consolidated investment management funds	$9,282	$11,272
Liabilities of consolidated investment management funds:
Trading liabilities	$7,660	$10,085
Other liabilities	9	46
Total liabilities of consolidated investment management funds	$7,669	$10,131

BNY Mellon values assets in consolidated CLOs using observable market prices from the secondary loan market. The returns to the note holders are solely dependent on the assets and accordingly equal the value of those assets. Mark-to-market valuation best reflects the limited interest BNY Mellon has in the economic performance of the consolidated CLOs. Changes in the values of assets and liabilities are reflected in the income statement as investment income of consolidated investment management funds and in the interest of investment management fund noteholders, respectively.

We have elected the fair value option on $21 million of loans. The fair value of these loans was $21 million at Dec. 31, 2014. There were no loans at fair value at Dec. 31, 2013. The loans were valued using observable market inputs to discount expected loan cash flows. These loans are included in Level 2 of the valuation hierarchy.

We have elected the fair value option on $240 million of long-term debt. The fair value of this long-term debt was $347 million at Dec. 31, 2014 and $321 million at Dec. 31, 2013. The long-term debt is valued using observable market inputs and is included in Level 2 of the valuation hierarchy.

The following table presents the changes in fair value of the long-term debt included in foreign exchange and other trading revenue in the consolidated income statement.

Foreign exchange and other trading revenue
	Year ended Dec. 31,
(in millions)	2014	2013
Changes in fair value of long-term debt (a)	$26	$24

(a)	The changes in fair value of long-term debt are approximately offset by economic hedges included in foreign exchange and other trading revenue.

Note 22 - Commitments and contingent liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding that are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit and securities lending indemnifications. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs and to hedge foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign currency and interest rate risk not recognized in the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks. Significant industry concentrations related to credit exposure at Dec. 31, 2014 are disclosed in the financial institutions portfolio exposure table and the commercial portfolio exposure table below.

BNY Mellon 217

Notes to Consolidated Financial Statements (continued)

Financial institutions portfolio exposure (in billions)	Dec. 31, 2014
	Loans	Unfunded commitments	Total exposure
Banks	$7.6	$1.7	$9.3
Asset managers	2.0	4.8	6.8
Securities industry	3.1	1.1	4.2
Insurance	0.1	4.0	4.1
Government	0.1	2.9	3.0
Other	0.4	1.0	1.4
Total	$13.3	$15.5	$28.8

Commercial portfolio exposure (in billions)	Dec. 31, 2014
	Loans	Unfunded commitments	Total exposure
Services and other	$0.8	$5.9	$6.7
Energy and utilities	0.5	5.6	6.1
Manufacturing	0.3	5.7	6.0
Media and telecom	0.1	1.5	1.6
Total	$1.7	$18.7	$20.4

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash. Securities lending transactions are discussed below.

The following table presents a summary of our off-balance sheet credit risks, net of participations.

Off-balance sheet credit risks	Dec. 31,	Dec. 31,
(in millions)	2014	2013
Lending commitments (a)	$33,273	$34,039
Standby letters of credit (b)	5,767	6,721
Commercial letters of credit	255	310
Securities lending indemnifications (c)	304,386	244,382

(a)	There were no participations at Dec. 31, 2014. Net of participations totaling $6 million at Dec. 31, 2013.

(b)	Net of participations totaling $894 million at Dec. 31, 2014 and $720 million at Dec. 31, 2013.

(c)	Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $64 billion at Dec. 31, 2014 and $60 billion at Dec. 31, 2013.

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

Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $10.4 billion in less than one year, $22.7 billion in one to five years and $200 million over five years.

Standby letters of credit (“SBLC”) principally support corporate obligations and were collateralized with cash and securities of $421 million and $418 million at Dec. 31, 2014 and Dec. 31, 2013, respectively. At Dec. 31, 2014, $3.4 billion of the SBLCs will expire within one year and $2.4 billion in one to five years.

We must recognize, at the inception of standby letters of credit and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees.

The estimated liability for losses related to these commitments and SBLCs, if any, is included in the allowance for lending-related commitments. The allowance for lending-related commitments was $89 million at Dec. 31, 2014 and $134 million at Dec. 31, 2013.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,	Dec. 31,
	2014	2013
Investment grade	88%	86%
Non-investment grade	12%	14%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it

218 BNY Mellon

Notes to Consolidated Financial Statements (continued)

represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $255 million at Dec. 31, 2014 compared with $310 million at Dec. 31, 2013.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon), to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract, which normally matures in less than 90 days.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly-rated counterparties. Securities lending indemnifications were secured by collateral of $316 billion at Dec. 31, 2014 and $252 billion at Dec. 31, 2013.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon, and CIBC jointly and severally indemnify securities lenders against specific types of borrower default.  At Dec. 31, 2014 and Dec. 31, 2013, $64 billion and $60 billion, respectively, of borrowings at CIBC Mellon for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $67 billion and $64 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

We expect many of these guarantees to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any.

Operating leases

Net rent expense for premises and equipment was $328 million in 2014, $335 million in 2013 and $313 million in 2012.

At Dec. 31, 2014, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2015—$354 million; 2016—$346 million; 2017—$313 million; 2018—$210 million; 2019—$195 million and 2020 and thereafter—$938 million.

Exposure for certain administrative errors

In connection with certain offshore tax-exempt funds that we manage, we may be liable to the funds for certain administrative errors. The errors relate to the resident status of such funds, potentially exposing the Company to a tax liability related to the funds’ earnings. The Company is in discussions with tax authorities regarding the funds. With the charge recorded in 2014 for this matter, we believe we are appropriately accrued and the additional reasonably possible exposure is not significant.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We

BNY Mellon 219

Notes to Consolidated Financial Statements (continued)

believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2014 and Dec. 31, 2013, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities or to provide financial support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. In addition, any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. At Dec. 31, 2014 and Dec. 31, 2013, we have not recorded any material liabilities under these arrangements.

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

For certain of those matters described herein for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $200 million in excess of the accrued liability (if any) related to those matters.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Sentinel Matters
As previously disclosed, on Jan. 18, 2008, The Bank of New York Mellon filed a proof of claim in the Chapter 11 bankruptcy proceeding of Sentinel Management Group, Inc. (“Sentinel”) pending in federal court in the Northern District of Illinois, seeking to recover approximately $312 million loaned

220 BNY Mellon

Notes to Consolidated Financial Statements (continued)

to Sentinel and secured by securities and cash in an account maintained by Sentinel at The Bank of New York Mellon. On March 3, 2008, the bankruptcy trustee filed an adversary complaint against The Bank of New York Mellon seeking to disallow The Bank of New York Mellon’s claim and seeking damages for allegedly aiding and abetting Sentinel insiders in misappropriating customer assets and improperly using those assets as collateral for the loan. In a decision dated Nov. 3, 2010, the court found for The Bank of New York Mellon and against the bankruptcy trustee, holding that The Bank of New York Mellon’s loan to Sentinel is valid, fully secured and not subject to equitable subordination. The bankruptcy trustee appealed this decision, and on Aug. 9, 2012, the United States Court of Appeals for the Seventh Circuit issued a decision affirming the trial court’s judgment. On Sept. 7, 2012, the bankruptcy trustee filed a petition for rehearing on the fraudulent transfer portion of the opinion and, on Nov. 30, 2012, the Court of Appeals withdrew its opinion and vacated its judgment. On Aug. 26, 2013, the Court of Appeals reversed its own prior decision and the district court’s decision with respect to the bankruptcy trustee’s fraudulent transfer and equitable subordination claims and remanded the case to the district court for further proceedings. On Dec. 10, 2014, the district court issued a decision in favor of The Bank of New York Mellon holding that the transfers from Sentinel cannot be avoided and that The Bank of New York Mellon’s lien is valid and not subject to equitable subordination. On Jan. 8, 2015, the bankruptcy trustee filed a notice of appeal.

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

Securities Lending Matters
As previously disclosed, BNY Mellon or its affiliates have been named as defendants in a number of lawsuits initiated by participants in BNY Mellon’s securities lending program, which is a part of BNY Mellon’s Investment Services business. The lawsuits were filed on various dates from 2009 to 2013, and are currently pending in courts in North Carolina and Illinois. The complaints assert contractual, statutory, and common law claims, including claims for negligence and breach of fiduciary duty. The plaintiffs allege losses in connection with the investment of securities lending collateral in Lehman Brothers Holdings, Inc., and seek damages as to those losses.

Foreign Exchange Matters
As previously disclosed, beginning in December 2009, government authorities have been conducting inquiries seeking information relating primarily to standing instruction foreign exchange transactions in connection with custody services BNY Mellon provides to public pension plans and certain other custody clients. BNY Mellon is cooperating with these inquiries.

In addition, on Oct. 4, 2011, the New York Attorney General’s Office, the New York City Comptroller and various city pension and benefit funds filed a lawsuit asserting claims under the Martin Act and state and city false claims acts. On Aug. 5, 2013, the court dismissed the false claims act claims, and certain plaintiffs have since filed a notice of appeal. Also, on Oct. 4, 2011, the United States Department of Justice (“DOJ”) filed a civil lawsuit seeking civil penalties under 12 U.S.C. Section 1833a and injunctive relief under 18 U.S.C. Section 1345 based on alleged ongoing violations of 18 U.S.C. Sections 1341 and 1343 (mail and wire fraud). On Jan. 17, 2012, the court approved a partial settlement resolving the DOJ’s claim for injunctive relief. In October 2011, several public pension funds in the state of California purported to intervene in a qui tam lawsuit that was removed to federal district court in California. On March 30, 2012, the court dismissed certain of plaintiffs’ claims, including all claims under the California False Claims Act. Certain plaintiffs refiled their claims and, on May 1, 2014, the court again dismissed the California False Claims Act claims, along with certain other claims. Plaintiffs sought leave to file an amended complaint that would reassert some of those claims, but the court denied their motion.

BNY Mellon has also been named as a defendant in several putative class action federal lawsuits filed on various dates in 2011, 2012 and 2014. The complaints, which assert claims including breach of contract and ERISA and securities laws violations, all allege that the prices BNY Mellon charged for

BNY Mellon 221

Notes to Consolidated Financial Statements (continued)

standing instruction foreign exchange transactions executed in connection with custody services provided by BNY Mellon were improper. In addition, BNY Mellon has been named as a nominal defendant in several derivative lawsuits filed in 2011 and 2012 in state and federal court in New York. On July 2, 2013, the court in the consolidated federal derivative action dismissed all of plaintiffs’ claims. On Oct. 1, 2013, the court in the consolidated state derivative action dismissed all of plaintiffs’ claims. One of the plaintiffs appealed and the dismissal was affirmed on Dec. 11, 2014. To the extent the lawsuits are pending in federal court, they are being coordinated for pre-trial purposes in federal court in New York.

On Feb. 17, 2015, BNY Mellon announced an additional after-tax litigation expense in anticipation of, among other things, the anticipated resolution of substantially all foreign exchange-related matters.

Tax Litigation
As previously disclosed, on Aug. 17, 2009, BNY Mellon received a Statutory Notice of Deficiency disallowing tax benefits for the 2001 and 2002 tax years in connection with a 2001 transaction that involved the payment of UK corporate income taxes that were credited against BNY Mellon’s U.S. corporate income tax liability. On Nov. 10, 2009, BNY Mellon filed a petition with the U.S. Tax Court contesting the disallowance of the benefits. Following a trial, the Tax Court upheld the IRS’s Notice of Deficiency and disallowed BNY Mellon’s tax credits and associated transaction costs on Feb. 11, 2013.  On Sept. 23, 2013, the Tax Court issued a supplemental opinion, partially reducing the tax implications to BNY Mellon of its earlier decision. The Tax Court entered a decision formally implementing its prior rulings on Feb. 20, 2014. BNY Mellon appealed the decision to the Second Circuit Court of Appeals on March 5, 2014. See Note 12 of the Notes to Consolidated Financial Statements for additional information.

Mortgage-Securitization Trusts Proceedings
As previously disclosed, The Bank of New York Mellon as trustee is the petitioner in a legal proceeding filed in New York State Supreme Court, New York County on June 29, 2011, seeking approval of a proposed settlement involving Bank of America Corporation, and investors in certain Countrywide residential mortgage-securitization trusts. The New York and Delaware Attorneys General intervened in this proceeding. The trial in this matter ended on

Nov. 21, 2013. On Jan. 31, 2014, the court issued its decision approving the settlement except to the extent that it releases loan modification claims. The court approved all the other terms of the settlement. On Feb. 21, 2014, The Bank of New York Mellon appealed the court’s decision to exempt loan modification claims from the settlement approval and several objectors to the settlement cross-appealed. The Bank of New York Mellon has also been named as a defendant in a lawsuit brought in New York State court on June 18, 2014, and later re-filed in federal court, by a group of institutional investors. This lawsuit is one of a number of legal actions brought by MBS investors against The Bank of New York Mellon alleging that the trustee has expansive duties under the governing agreements, including to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions.

Matters Related to R. Allen Stanford
As previously disclosed, in late December 2005, Pershing LLC became a clearing firm for Stanford Group Co. (“SGC”), a registered broker dealer that was part of a group of entities ultimately controlled by R. Allen Stanford. Stanford International Bank (“SIB”), also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the SEC charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have three pending lawsuits against Pershing in Texas. In addition, alleged purchasers have filed nearly forty FINRA arbitration claims against Pershing in Texas, Florida, Louisiana, Mississippi, Tennessee, Arkansas, North Carolina and Georgia. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme, and assert contractual, statutory and common law claims. On Oct. 8, 2014 and Nov. 3, 2014, Pershing received awards in its favor from two FINRA arbitration panels.

UK Financial Conduct Authority Matter
As previously disclosed, the UK Financial Conduct Authority (the “FCA”) is conducting an investigation into compliance by BNY Mellon, London Branch and BNY Mellon (International) Limited (the “firms”) with the FCA’s Client Assets Sourcebook, which sets out the regime in the UK for the protection of client interests.  The matter is on-going and BNY Mellon continues to engage with the FCA.

222 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides a number of asset services in Brazil, acts as administrator for certain investment funds in which the exclusive investor is a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”). On Aug. 22, 2014, Postalis sued DTVM in Brazil for losses related to a Postalis investment fund for which DTVM serves as fund administrator. Postalis alleges that DTVM failed properly to perform alleged duties, including alleged duties to conduct due diligence of and exert control over the fund manager, Atlântica Administração de Recursos (“Atlântica”), and Atlântica’s investments.

Sovereign Wealth Funds Inquiry
In January 2011, the Enforcement Division of the U.S. Securities and Exchange Commission (the “SEC Staff”) informed several financial institutions, including BNY Mellon, that it had commenced an inquiry into certain of their business practices and relationships with sovereign wealth fund clients. In the third quarter of 2014, the SEC Staff issued Wells notices to certain current and former employees of BNY Mellon, informing them that the SEC Staff has made a preliminary determination to recommend enforcement action against them for alleged violations of the U.S. Foreign Corrupt Practices Act in connection with the provision of a limited number of internships to relatives of sovereign wealth fund officials. BNY Mellon received a similar Wells notice in the fourth quarter of 2014. On Jan. 23, 2015, BNY Mellon received an additional subpoena from the SEC expanding the scope of the SEC’s inquiry into the provision of internships and employment opportunities offered to officials and relatives of officials at government-related entities. BNY Mellon has fully cooperated with the SEC Staff’s investigation.

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

The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. We perform credit reviews and enter into netting agreements and collateral arrangements to minimize the credit risk of derivative financial instruments. We enter into offsetting positions to reduce exposure to foreign currency, interest rate and equity price risk.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. Counterparty default losses, net of recoveries, were $4.7 million in 2014 and $2.1 million in 2013.

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

The available-for-sale investment securities hedged consist of sovereign debt, U.S. Treasury bonds, agency commercial mortgage-backed securities and covered bonds that had original maturities of 30 years or less at initial purchase. The swaps on all of these investment securities are not callable. All of these securities are hedged with “pay fixed rate, receive variable rate” swaps of similar maturity, repricing and fixed rate coupon. At Dec. 31, 2014, $6.9 billion face amount of securities were hedged with interest rate swaps that had notional values of $7.0 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. We issue both callable and non-callable debt. The non-callable debt is hedged with “receive fixed rate, pay variable rate” swaps with similar maturity, repricing and fixed rate coupon. Callable debt is hedged with callable swaps where the call dates of the swaps exactly match the call dates of the debt. At Dec. 31, 2014, $16.1 billion par value of debt was

BNY Mellon 223

Notes to Consolidated Financial Statements (continued)

hedged with interest rate swaps that had notional values of $16.1 billion.

In addition, we enter into foreign exchange hedges. We use forward foreign exchange contracts with maturities of nine months or less to hedge our British Pound, Euro, Hong Kong Dollar, Indian Rupee and Singapore Dollar foreign exchange exposure with respect to foreign currency forecasted revenue and expense transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2014, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $243 million (notional), with a pre-tax loss of $12 million recorded in accumulated other comprehensive income. This loss will be reclassified to income or expense over the next nine months.

We use forward foreign exchange contracts with remaining maturities of nine months or less as hedges against our foreign exchange exposure to various foreign currencies with respect to certain interest-bearing assets and their associated forecasted interest revenue. These hedges are designated as cash flow hedges. These hedges are effected such that their maturities and notional values match those of the corresponding transaction. As of Dec. 31, 2014, the hedged interest bearing assets and designated forward foreign exchange contract hedges were $150 million (notional), with a pre-tax loss of less than $1 million recorded in accumulated other comprehensive income. This loss will be reclassified to net interest revenue over the next nine months.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than two years. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. Changes in the value of the forward foreign exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these forward foreign exchange contracts is deferred and reported within accumulated translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2014, forward foreign exchange contracts with notional amounts totaling $7.0 billion were designated as hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2014, had a combined U.S. dollar equivalent value of $497 million.

Ineffectiveness related to derivatives and hedging relationships was recorded in income as follows:

Ineffectiveness	Year ended Dec. 31,
(in millions)	2014	2013	2012
Fair value hedges of securities	$(20.6)	$14.1	$(3.3)
Fair value hedges of deposits and long-term debt	(14.6)	3.7	(14.8)
Cash flow hedges	0.1	(0.1)	0.1
Other (a)	(0.1)	0.1	1.6
Total	$(35.2)	$17.8	$(16.4)

(a)	Includes ineffectiveness recorded on foreign exchange hedges.

224 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2014 and Dec. 31, 2013.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
(in millions)	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2013
Derivatives designated as hedging instruments (a):
Interest rate contracts	$23,145	$21,402	$477	$1,206	$385	$167
Foreign exchange contracts	7,344	7,382	374	76	62	336
Total derivatives designated as hedging instruments			$851	$1,282	$447	$503
Derivatives not designated as hedging instruments (b):
Interest rate contracts	$731,628	$767,341	$17,150	$14,712	$17,654	$15,212
Foreign exchange contracts	528,401	420,142	6,280	3,610	6,367	3,536
Equity contracts	10,842	24,123	377	684	549	1,003
Credit contracts	—	101	—	—	—	—
Total derivatives not designated as hedging instruments			$23,807	$19,006	$24,570	$19,751
Total derivatives fair value (c)			$24,658	$20,288	$25,017	$20,254
Effect of master netting agreements (d)			(18,347)	(15,806)	(17,797)	(14,421)
Fair value after effect of master netting agreements			$6,311	$4,482	$7,220	$5,833

(a)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the balance sheet.

(b)	The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the balance sheet.

(c)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815.

(d)
Effect of master netting agreements includes cash collateral received and paid of $1,589 million and $1,039 million, respectively, at Dec. 31, 2014, and $1,841 million and $456 million, respectively, at Dec. 31, 2013.

At Dec. 31, 2014, $542 billion (notional) of interest rate contracts will mature within one year, $107 billion between one and five years, and $106 billion after five years. At Dec. 31, 2014, $514 billion (notional) of foreign exchange contracts will mature within one year, $15 billion between one and five years, and $7 billion after five years.

Impact of derivative instruments on the income statement (in millions)
Derivatives in fair value hedging relationships	Location of gain or (loss) recognized in income on derivatives	Gain or (loss) recognized in income on derivatives Year ended Dec. 31,			Location of gain or(loss) recognized in income on hedged item	Gain or (loss) recognized in hedged item Year ended Dec. 31,
		2014	2013	2012		2014	2013	2012
Interest rate contracts	Net interest revenue	$(921)	$486	$(47)	Net interest revenue	$886	$(468)	$29

Derivatives in cash flow hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives(effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	Gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2014	2013	2012		2014	2013	2012		2014	2013	2012
FX contracts	$(2)	$(27)	$4	Net interest revenue	$(2)	$(28)	$1	Net interest revenue	$—	$—	$—
FX contracts	(6)	(3)	2	Other revenue	(3)	(1)	3	Other revenue	0.1	(0.1)	0.1
FX contracts	36	154	236	Trading revenue	36	154	236	Trading revenue	—	—	—
FX contracts	(6)	7	(1)	Salary expense	10	(1)	(1)	Salary expense	—	—	—
Total	$22	$131	$241		$41	$124	$239		$0.1	$(0.1)	$0.1

BNY Mellon 225

Notes to Consolidated Financial Statements (continued)

Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives (effective portion) Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income (effective portion)	Gain or (loss) reclassified from accumulated OCI into income (effective portion) Year ended Dec. 31,			Location of gain or (loss) recognized in income on derivative (ineffective portion and amount excluded from effectiveness testing)	Gain or (loss) recognized in income on derivatives (ineffectiveness portion and amount excluded from effectiveness testing) Year ended Dec. 31,
	2014	2013	2012		2014	2013	2012		2014	2013	2012
FX contracts	$(367)	$(50)	$(181)	Net interest revenue	$(1)	$2	$—	Other revenue	$(0.1)	$0.1	$1.6

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

As the VaR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management’s assessment of market conditions. Additional stress scenarios based upon historical market events are also performed. Stress tests, by their design, incorporate the impact of reduced liquidity and the breakdown of observed correlations. The results of these stress tests are reviewed weekly with senior management.

Revenue from foreign exchange and other trading included the following:

Foreign exchange and other trading revenue
(in millions)	2014	2013	2012
Foreign exchange	$578	$608	$520
Other trading revenue (loss):
Fixed income	(16)	38	142
Equity/other	8	28	30
Total other trading revenue (loss)	(8)	66	172
Total foreign exchange and other trading revenue	$570	$674	$692

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

Disclosure of contingent features in over-the-counter (“OTC”) derivative instruments

Certain OTC derivative contracts and/or collateral agreements of The Bank of New York Mellon, our largest banking subsidiary and the subsidiary through which BNY Mellon enters into the substantial majority of all of its OTC derivative contracts and/or collateral agreements, contain provisions that may require us to take certain actions if The Bank of New York Mellon's public debt rating fell to a certain level. Early termination provisions, or "close-out" agreements, in those contracts could trigger

226 BNY Mellon

Notes to Consolidated Financial Statements (continued)

immediate payment of outstanding contracts that are in net liability positions. Certain collateral agreements would require The Bank of New York Mellon to immediately post additional collateral to cover some or all of The Bank of New York Mellon's liabilities to a counterparty.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions as of Dec. 31, 2014 for three key ratings triggers:

If The Bank of New York Mellon’s rating was changed to (Moody’s/S&P)	Potential close-out exposures (fair value) (a)
A3/A-	$89	million
Baa2/BBB	$1,143	million
Ba1/BB+	$2,764	million

(a)	The amounts represent potential total close-out values if The Bank of New York Mellon’s rating were to immediately drop to the indicated levels.

The aggregated fair value of contracts impacting potential trade close-out amounts and collateral obligations can fluctuate from quarter to quarter due to changes in market conditions, changes in the composition of counterparty trades, new business, or changes to the agreement definitions establishing close-out or collateral obligations.

Additionally, if The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2014, existing collateral arrangements would have required us to have posted an additional $367 million of collateral.

Offsetting assets and liabilities

The following tables present derivative instruments and financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no derivative instruments or financial instruments subject to a netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2014

	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized on the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$15,457	$13,942		$1,515	$408	$—	$1,107
Foreign exchange contracts	5,291	4,246		1,045	176	—	869
Equity contracts	303	159		144	6	—	138
Total derivatives subject to netting arrangements	21,051	18,347		2,704	590	—	2,114
Total derivatives not subject to netting arrangements	3,607	—		3,607	—	—	3,607
Total derivatives	24,658	18,347		6,311	590	—	5,721
Reverse repurchase agreements	11,634	434	(b)	11,200	11,198	—	2
Securities borrowing	9,033	—		9,033	8,733	—	300
Total	$45,325	$18,781		$26,544	$20,521	$—	$6,023

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

BNY Mellon 227

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative assets and financial assets at Dec. 31, 2013

	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized on the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$14,798	$13,231		$1,567	$599	$—	$968
Foreign exchange contracts	2,778	2,294		484	18	—	466
Equity contracts	607	281		326	3	—	323
Total derivatives subject to netting arrangements	18,183	15,806		2,377	620	—	1,757
Total derivatives not subject to netting arrangements	2,105	—		2,105	—	—	2,105
Total derivatives	20,288	15,806		4,482	620	—	3,862
Reverse repurchase agreements	5,511	1,096	(b)	4,415	4,413	—	2
Securities borrowing	4,669	—		4,669	4,555	—	114
Total	$30,468	$16,902		$13,566	$9,588	$—	$3,978

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

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2014

	Gross liabilities recognized	Gross amounts offset in the balance sheet		Net liabilities recognized on the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$16,884	$14,467		$2,417	$1,815	$—	$602
Foreign exchange contracts	4,241	3,149		1,092	399	—	693
Equity contracts	481	181		300	250	—	50
Total derivatives subject to netting arrangements	21,606	17,797		3,809	2,464	—	1,345
Total derivatives not subject to netting arrangements	3,411	—		3,411	—	—	3,411
Total derivatives	25,017	17,797		7,220	2,464	—	4,756
Repurchase agreements	9,160	434	(b)	8,726	8,722	—	4
Securities lending	2,571	—		2,571	2,494	—	77
Total	$36,748	$18,231		$18,517	$13,680	$—	$4,837

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

228 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2013

	Gross liabilities recognized	Gross amounts offset in the balance sheet		Net liabilities recognized on the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$14,914	$12,429		$2,485	$1,686	$—	$799
Foreign exchange contracts	2,292	1,711		581	382	—	199
Equity contracts	800	281		519	269	—	250
Total derivatives subject to netting arrangements	18,006	14,421		3,585	2,337	—	1,248
Total derivatives not subject to netting arrangements	2,248	—		2,248	—	—	2,248
Total derivatives	20,254	14,421		5,833	2,337	—	3,496
Repurchase agreements	8,581	1,096	(b)	7,485	7,482	—	3
Securities lending	1,947	—		1,947	1,884	—	63
Total	$30,782	$15,517		$15,265	$11,703	$—	$3,562

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

Business results are subject to reclassification when organizational changes are made or whenever improvements are made in the measurement principles. On Sept. 27, 2013, Newton Management Limited, together with Newton Investment Management Limited, an investment boutique of

BNY Mellon, sold Newton’s private client business. In 2014, we reclassified the results of Newton’s private client business from the Investment Management business to the Other segment. The reclassifications did not impact consolidated results. All prior periods have been restated.

In addition, prior period consolidated and Other segment results for the years ended Dec. 31, 2013 and Dec. 31, 2012 have been restated to reflect the impact of the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

The accounting policies of the businesses are the same as those described in Note 1 of the Notes to Consolidated Financial Statements.

BNY Mellon 229

Notes to Consolidated Financial Statements (continued)

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

•
Restructuring charges recorded in 2014 relate to corporate-level initiatives and were therefore recorded in the Other segment. In the fourth quarter of 2013, restructuring charges were recorded in the businesses. Prior to the fourth quarter of 2013, restructuring charges were reported in the Other segment.

•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.

•	Goodwill and intangible assets are reflected within individual businesses.

Total revenue includes approximately $2.3 billion in 2014, $2.3 billion in 2013 and $2.3 billion in 2012 of international operations domiciled in the UK which comprised 15%, 15% and 16% of total revenue, respectively.

230 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules show the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2014 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue	$3,733	(a)	$7,719	$1,276	$12,728	(a)
Net interest revenue	274		2,340	266	2,880
Total revenue	4,007	(a)	10,059	1,542	15,608	(a)
Provision for credit losses	—		—	(48)	(48)
Noninterest expense	3,106		8,124	947	12,177
Income before taxes	$901	(a)	$1,935	$643	$3,479	(a)
Pre-tax operating margin (b)	22%		19%	N/M	22%
Average assets	$37,783		$266,483	$68,300	$372,566

(a)
Both total fee and other revenue and total revenue include income from consolidated investment management funds of $163 million, net of noncontrolling interests of $84 million, for a net impact of $79 million. Income before taxes is net of noncontrolling interests of $84 million.

(b)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2013 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue (a)	$3,668	(b)	$7,640	$651	$11,959	(b)
Net interest revenue	260		2,515	234	3,009
Total revenue (a)	3,928	(b)	10,155	885	14,968	(b)
Provision for credit losses	—		1	(36)	(35)
Noninterest expense	2,960		7,402	944	11,306
Income (loss) before taxes (a)	$968	(b)	$2,752	$(23)	$3,697	(b)
Pre-tax operating margin (a)(c)	25%		27%	N/M	25%
Average assets	$38,546		$247,430	$56,335	$342,311

(a)
Consolidated results and Other segment results have been restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
Both total fee and other revenue and total revenue include income from consolidated investment management funds of $183 million, net of noncontrolling interests of $80 million, for a net impact of $103 million. Income before taxes is net of noncontrolling interests of $80 million.

(c)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2012 (dollar amounts in millions)	Investment Management		Investment Services	Other	Consolidated
Fee and other revenue (a)	$3,464	(b)	$7,345	$752	$11,561	(b)
Net interest revenue	214		2,439	320	2,973
Total revenue (a)	3,678	(b)	9,784	1,072	14,534	(b)
Provision for credit losses	—		(3)	(77)	(80)
Noninterest expense	2,782		7,560	991	11,333
Income before taxes (a)	$896	(b)	$2,227	$158	$3,281	(b)
Pre-tax operating margin (a)(c)	24%		23%	N/M	23%
Average assets	$36,120		$223,233	$56,028	$315,381

(a)
Consolidated results and Other segment results have been restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)
Both total fee and other revenue and total revenue include income from consolidated investment management funds of $189 million, net of noncontrolling interests of $76 million, for a net impact of $113 million. Income before taxes is net of noncontrolling interests of $76 million.

(c)	Income before taxes divided by total revenue.

BNY Mellon 231

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

As a result, it is necessary to make certain subjective assumptions such as:

•	Income from international operations is determined after internal allocations for interest revenue, taxes, expenses and provision for credit losses.

•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		EMEA		APAC	Other				Total
2014
	Total assets at period end (a)	$86,189	(b)	$16,812	$1,516	$104,517	$280,786		$385,303
	Total revenue	3,931	(b)	1,383	645	5,959	9,733		15,692
	Income before income taxes	985		913	365	2,263	1,300		3,563
	Net income	775		719	287	1,781	870		2,651
2013
	Total assets at period end (a)	$70,046	(b)	$20,498	$1,808	$92,352	$282,164	(c)	$374,516	(c)
	Total revenue	3,821	(b)	936	738	5,495	9,553	(c)	15,048	(c)
	Income before income taxes	1,015		493	414	1,922	1,855	(c)	3,777	(c)
	Net income	822		399	335	1,556	629	(c)	2,185	(c)
2012
	Total assets at period end (a)	$78,912	(b)	$18,064	$1,816	$98,792	$260,434	(c)	$359,226	(c)
	Total revenue	3,727	(b)	902	646	5,275	9,335	(c)	14,610	(c)
	Income before income taxes	936		429	326	1,691	1,666	(c)	3,357	(c)
	Net income	761		349	265	1,375	1,140	(c)	2,515	(c)

(a)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the United States.

(b)
Includes revenue of approximately $2.3 billion, $2.3 billion and $2.3 billion and assets of approximately $46.2 billion, $36.4 billion and $40.0 billion in 2014, 2013, and 2012, respectively, of international operations domiciled in the UK, which is 15%, 15% and 16% of total revenue and 12%, 10%, and 11% of total assets, respectively.

(c)
Results for years ended Dec. 31, 2013 and Dec. 31, 2012 were restated to reflect the retrospective application of adopting new accounting guidance in 2014 related to our investments in qualified affordable housing projects (ASU 2014-01). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Note 26 - Supplemental information to the Consolidated Statement of Cash Flows

Noncash investing and financing transactions that, appropriately, are not reflected in the Consolidated Statement of Cash Flows are listed below.

Noncash investing and financing transactions	Year ended Dec. 31,
(in millions)	2014	2013	2012
Transfers from loans to other assets for other real estate owned (“OREO”)	$4	$5	$7
Change in assets of consolidated VIEs	1,990	209	134
Change in liabilities of consolidated VIEs	2,462	50	96
Change in noncontrolling interests of consolidated VIEs	250	50	163

232 BNY Mellon

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
The Bank of New York Mellon Corporation:

We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (“BNY Mellon”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of BNY Mellon’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BNY Mellon’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2015 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

/s/ KPMG LLP

New York, New York
February 27, 2015

BNY Mellon 233

Directors, Executive Committee and Other Executive Officers

Effective February 27, 2015

Directors	John A. Luke, Jr.	Richard F. Brueckner *
Nicholas M. Donofrio	Chairman and Chief Executive Officer	Chief of Staff
Retired Executive Vice President,	MeadWestvaco Corporation
Innovation and Technology	Manufacturer of packaging and specialty	Michael Cole-Fontayn
IBM Corporation	chemicals	Chairman,
Developer, manufacturer and provider of		Europe, the Middle East and Africa
advanced information technologies and services	Mark A. Nordenberg
	Chancellor Emeritus	Thomas P. (Todd) Gibbons *
Joseph J. Echevarria	Chair of the University of Pittsburgh Institute of	Chief Financial Officer
Retired Chief Executive Officer	Politics
Deloitte LLP	University of Pittsburgh	Mitchell E. Harris
Global provider of audit, consulting, financial	Major public research university	President,
advisory, risk management, tax and related		Investment Management
services	Catherine A. Rein
	Retired Senior Executive Vice President and	Monique R. Herena *
Edward P. Garden	Chief Administrative Officer	Chief Human Resources Officer
Chief Investment Officer and a founding partner,	MetLife, Inc.
Trian Fund Management, L.P.	Insurance and financial services company	Kurtis R. Kurimsky *
Alternative investment management firm		Acting Controller
William C. Richardson
Jeffrey A. Goldstein	President and Chief Executive Officer Emeritus	Suresh Kumar
Managing Director, Hellman & Friedman LLC	The W. K. Kellogg Foundation	Chief Information Officer
Private equity firm	Retired Chairman and Co-Trustee of
	The W. K. Kellogg Foundation Trust	Stephen D. Lackey
Gerald L. Hassell	Private foundation	Chairman,
Chairman and Chief Executive Officer		Asia Pacific
The Bank of New York Mellon Corporation	Samuel C. Scott III
	Retired Chairman, President and	J. Kevin McCarthy *
John M. Hinshaw	Chief Executive Officer	General Counsel
Executive Vice President of Technology and	Ingredion Incorporated (formerly Corn Products
Operations at Hewlett-Packard Company	International, Inc.)	John A. Park *
Global provider of products, technologies,	Global ingredient solutions provider	Controller
software solutions and services
	Wesley W. von Schack	Karen B. Peetz *
Edmund F. (Ted) Kelly	Chairman	President
Retired Chairman	AEGIS Insurance Services, Inc.
Liberty Mutual Group	Mutual liability and property insurance company	Brian T. Shea *
Multi-line insurance company		Chief Executive Officer,
	Executive Committee and Other Executive	Investment Services
Richard J. Kogan	Officers
Retired Chairman, President and		Douglas H. Shulman
Chief Executive Officer	Gerald L. Hassell *	Head of Client Service Delivery
Schering-Plough Corporation	Chairman and Chief Executive Officer
Global healthcare company		James S. Wiener *
	Curtis Y. Arledge *	Chief Risk Officer
Michael J. Kowalski	Chief Executive Officer,
Chairman and Chief Executive Officer	Investment Management and BNY Mellon	Kurt D. Woetzel
Tiffany & Co.	Markets Group	President of BNY Mellon Markets Group
International designer, manufacturer and
distributor of jewelry and fine goods

*	Designated as an Executive Officer.

234 BNY Mellon

Performance Graph

Cumulative shareholder returns (a)	Dec. 31,
(in dollars)	2009	2010	2011	2012	2013	2014
The Bank of New York Mellon Corporation	$100.0	$109.4	$73.5	$97.1	$134.6	$159.2
S&P 500 Financial Index	100.0	112.1	93.0	119.7	162.3	187.0
S&P 500 Index	100.0	115.1	117.5	136.3	180.4	205.1
New Peer Group	100.0	106.8	91.3	115.6	164.8	190.3
Old Peer Group	100.0	108.2	83.0	113.3	159.1	179.8

(a)	Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2009 to Dec. 31, 2014. In 2014, our peer group was updated to further align The Bank of New York Mellon Corporation with those with a similar strategic direction and relative size. Our new peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financial Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financial Index, the S&P 500 Index as well as our old peer group and new peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2009 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financial Index, in the S&P 500 Index and in each of the peer groups detailed below and assumes that all dividends were reinvested.

Old Peer Group	New Peer Group
American Express Company
Bank of America Corporation
BlackRock, Inc.
The Charles Schwab Corporation
Citigroup Inc.
JPMorgan Chase & Co.
Northern Trust Corporation
The PNC Financial Services Group, Inc.
Prudential Financial, Inc.
State Street Corporation
U.S. Bancorp
Wells Fargo & Company

BlackRock, Inc.
The Charles Schwab Corporation
Franklin Resources, Inc.
JPMorgan Chase & Co.
Morgan Stanley
Northern Trust Corporation
The PNC Financial Services Group, Inc.
Prudential Financial, Inc.
State Street Corporation
U.S. Bancorp
Wells Fargo & Company

BNY Mellon 235