Form 10-K, Exhibit 13
period 2018-12-31
Bank of New York Mellon Corp
filed 2019-02-27
CIK 1390777

Financial Section

Exhibit 13.1

THE BANK OF NEW YORK MELLON CORPORATION
2018 Annual Report
Table of Contents

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2018	2017	2016	2015	2014
Selected income statement information:
Fee and other revenue	$12,794	$12,165	$12,073	$12,082	$12,649
(Loss) income from consolidated investment management funds	(13)	70	26	86	163
Net interest revenue	3,611	3,308	3,138	3,026	2,880
Total revenue	16,392	15,543	15,237	15,194	15,692
Provision for credit losses	(11)	(24)	(11)	160	(48)
Noninterest expense	11,211	10,957	10,523	10,799	12,177
Income before income taxes	5,192	4,610	4,725	4,235	3,563
Provision for income taxes	938	496	1,177	1,013	912
Net income	4,254	4,114	3,548	3,222	2,651
Net loss (income) attributable to noncontrolling interests (a)	12	(24)	(1)	(64)	(84)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	4,266	4,090	3,547	3,158	2,567
Preferred stock dividends	(169)	(175)	(122)	(105)	(73)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,097	$3,915	$3,425	$3,053	$2,494
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$4.06	$3.74	$3.16	$2.73	$2.17
Diluted	$4.04	$3.72	$3.15	$2.71	$2.15
Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation (in thousands):
Basic	1,002,922	1,034,281	1,066,286	1,104,719	1,129,897
Diluted	1,007,141	1,040,290	1,072,013	1,112,511	1,137,480
Selected balance sheet information (at period-end):
Interest-earning assets	$308,749	$316,261	$280,332	$338,955	$317,646
Total assets	362,873	371,758	333,469	393,780	385,303
Deposits	238,778	244,322	221,490	279,610	265,869
Long-term debt	29,163	27,979	24,463	21,547	20,264
Preferred stock	3,542	3,542	3,542	2,552	1,562
Total The Bank of New York Mellon Corporation common shareholders’ equity	37,096	37,709	35,269	35,485	35,879
At Dec. 31
Assets under custody and/or administration (in trillions) (b)	$33.1	$33.3	$29.9	$28.9	$28.5
Assets under management (in billions) (c)	1,722	1,893	1,648	1,625	1,686
Market value of securities on loan (in billions) (d)	373	408	296	277	289
Selected ratios:
Return on common equity	10.8%	10.8%	9.6%	8.6%	6.8%
Return on tangible common equity – Non-GAAP (e)	22.5	23.9	21.2	19.7	16.0
Return on average assets	1.19	1.14	0.96	0.82	0.67
Pre-tax operating margin	32	30	31	28	23
Fee revenue as a percentage of total revenue	78	78	79	79	80
Percentage of non-U.S. total revenue	37	36	34	36	38
Net interest margin	1.25	1.14	1.03	0.96	0.95

(a)	Primarily attributable to noncontrolling interests related to consolidated investment management funds.

(b)
Includes the assets under custody and/or administration of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.2 trillion at Dec. 31, 2018, $1.3 trillion at Dec. 31, 2017, $1.2 trillion at Dec. 31, 2016, $1.0 trillion at Dec. 31, 2015 and $1.1 trillion at Dec. 31, 2014.

(c)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

(d)
Represents the total amount of securities on loan in our agency securities lending program managed by the Investment Services business. Excludes securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $58 billion at Dec. 31, 2018, $71 billion at Dec. 31, 2017, $63 billion at Dec. 31, 2016, $55 billion at Dec. 31, 2015 and $65 billion at Dec. 31, 2014.

(e)
Return on tangible common equity, a Non-GAAP measure, excludes goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental information - Explanation of GAAP and Non-GAAP financial measures” beginning on page 105 for the reconciliation of the Non-GAAP measure.

2 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary (continued)

(dollar amounts in millions, except per common share amounts and unless otherwise noted)	2018	2017	2016	2015	2014
Cash dividends per common share	$1.04	$0.86	$0.72	$0.68	$0.66
Common dividend payout ratio	26%	23%	23%	25%	31%
Common dividend yield	2.2%	1.6%	1.5%	1.6%	1.6%
Closing stock price per common share	$47.07	$53.86	$47.38	$41.22	$40.57
Market capitalization (in billions)	$45.2	$54.6	$49.6	$44.7	$45.4
Book value per common share	$38.63	$37.21	$33.67	$32.69	$32.09
Tangible book value per common share – Non-GAAP (a)	$19.04	$18.24	$16.19	$15.27	$14.70
Full-time employees	51,300	52,500	52,000	51,200	50,300
Year-end common shares outstanding (in thousands)	960,426	1,013,442	1,047,488	1,085,343	1,118,228
Average total equity to average total assets	12.1%	11.7%	10.7%	10.2%	10.2%
Capital ratios (at period-end):
Consolidated regulatory capital ratios - fully phased-in basis: (b)(c)
Advanced:
CET1 ratio	10.7%	10.3%	9.7%	9.5%	9.8%
Tier 1 capital ratio	12.8	12.3	11.8	11.0	10.8
Total (Tier 1 plus Tier 2) capital ratio	13.6	13.0	12.1	11.1	11.0
Standardized:
CET1 ratio	11.7	11.5	11.3	10.2	10.6
Tier 1 capital ratio	14.1	13.7	13.6	11.8	11.6
Total (Tier 1 plus Tier 2) capital ratio	15.1	14.7	14.2	12.0	12.0
Tier 1 leverage ratio	6.6	6.4	N/A	N/A	N/A
Supplementary leverage ratio (“SLR”)	6.0	5.9	5.6	4.9	4.4

Consolidated regulatory capital ratios - transitional basis: (b)(d)
Advanced:
CET1 ratio	N/A	10.7%	10.6%	10.8%	11.2%
Tier 1 capital ratio	N/A	12.7	12.6	12.3	12.2
Total (Tier 1 plus Tier 2) capital ratio	N/A	13.4	13.0	12.5	12.5
Tier 1 leverage ratio	N/A	6.6	6.6	6.0	5.6
SLR	N/A	6.1	6.0	5.4	N/A

BNY Mellon shareholders’ equity to total assets ratio	11.2%	11.1%	11.6%	9.7%	9.7%
BNY Mellon common shareholders’ equity to total assets ratio	10.2	10.1	10.6	9.0	9.3

(a)
Tangible book value per common share – Non-GAAP excludes goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 105 for the reconciliation of the Non-GAAP measure.

(b)	Risk-based capital ratios at Dec. 31, 2014 do not reflect the adoption of accounting guidance related to Consolidations in Accounting Standards Update (“ASU”) 2015-02.

(c)
For our Common Equity Tier 1 (“CET1”), Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. Beginning Jan. 1, 2018, consolidated regulatory ratios are fully phased-in. The consolidated regulatory ratios for all prior periods are presented on an estimated fully phased-in basis. For additional information on our regulatory capital ratios, see “Capital” beginning on page 45.

(d)	Reflects transitional adjustments to CET1, Tier 1 capital and Tier 2 capital required in period periods under U.S. capital rules.

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

Overview

Established in 1784 by Alexander Hamilton, we were the first company listed on the New York Stock Exchange (NYSE: BK). With a more than 230-year history, BNY Mellon is a global company that manages and services assets for financial institutions, corporations and individual investors in 35 countries.

BNY Mellon has two business segments, Investment Services and Investment Management, which offer a comprehensive set of capabilities and deep expertise across the investment lifecycle, enabling the Company to provide solutions to buy-side and sell-side market participants, as well as leading institutional and wealth management clients globally.

The diagram below presents our two business segments and lines of business, with the remaining operations in the Other segment.

Key 2018 events

Share repurchase program and increase in cash dividend on common stock

In June 2018, our Board of Directors approved the repurchase of up to $2.4 billion of common stock starting in the third quarter of 2018 and continuing through the second quarter of 2019.

In July 2018, our Board of Directors approved a 17% increase in the quarterly cash dividend per common share, from $0.24 to $0.28 per share. The first payment of the increased quarterly cash dividend was made on Aug. 10, 2018.

In December 2018, our Board of Directors approved the repurchase of $830 million of additional common stock, all of which was repurchased in the fourth quarter of 2018. These repurchases were in addition to the repurchase of $2.4 billion of common stock previously approved by the Board.

4 BNY Mellon

Results of Operations (continued)

Corporate headquarters

In July 2018, BNY Mellon relocated its corporate headquarters to 240 Greenwich Street in lower Manhattan.

Summary of financial highlights

We reported net income applicable to common shareholders of BNY Mellon of $4.1 billion, or $4.04 per diluted common share, in 2018, including a net charge of $168 million, or $(0.17) per diluted common share, related to severance, expenses associated with consolidating real estate and litigation expense, partially offset by adjustments to provisional estimates for U.S. tax legislation. In 2017, net income applicable to common shareholders of BNY Mellon was $3.9 billion, or $3.72 per diluted common share, including a net benefit of $160 million, or $0.15 per diluted common share, related to the estimated net benefit related to U.S. tax legislation, partially offset by severance, litigation expense and other charges.

Highlights of 2018 results

•
Assets under custody and/or administration (“AUC/A”) totaled $33.1 trillion at Dec. 31, 2018 compared with $33.3 trillion at Dec. 31, 2017. The 1% decrease primarily reflects lower market values and the unfavorable impact of a stronger U.S. dollar on a spot basis, partially offset by net new business. (See “Investment Services business” beginning on page 14.)

•
Assets under management (“AUM”) totaled $1.7 trillion at Dec. 31, 2018 compared with $1.9 trillion at Dec. 31, 2017. The 9% decrease primarily reflects the unfavorable impact of a stronger U.S. dollar (principally versus the British pound) on a spot basis, lower market values, net outflows, the divestiture of CenterSquare Investment Management (“CenterSquare”) and other changes. AUM excludes securities lending cash management assets and assets managed in the Investment Services business. (See “Investment Management business” beginning on page 17.)

•
Investment services fees totaled $7.8 billion in 2018, an increase of 5% compared with $7.5 billion in 2017, primarily reflecting higher equity market values, net new business, including growth in collateral management and higher Depositary Receipts revenue, partially offset by the previously disclosed lost business in Pershing. (See “Investment Services business” beginning on page 14.)

•
Investment management and performance fees totaled $3.7 billion in 2018 compared with $3.6 billion in 2017, an increase of 3%, primarily reflecting higher market values, performance fees and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by the impact of net outflows. On a constant currency basis (Non-GAAP), investment management and performance fees increased 2% compared with 2017. (See “Investment Management business” beginning on page 17.)

•
Foreign exchange and other trading revenue totaled $732 million in 2018 compared with $668 million in 2017. Foreign exchange revenue totaled $663 million in 2018, an increase of 4% compared with $638 million in 2017. The increase in foreign exchange revenue primarily reflects higher volumes, partially offset by foreign currency hedging. (See “Fee and other revenue” beginning on page 7.)

•
Net interest revenue totaled $3.6 billion in 2018 compared with $3.3 billion in 2017, an increase of 9%. The increase primarily reflects higher interest rates. Net interest margin was 1.25% in 2018 compared with 1.14% in 2017. (See “Net interest revenue” beginning on page 9.)

•	The provision for credit losses was a credit of $11 million in 2018 and a credit of $24 million in 2017. (See “Asset quality and allowance for credit losses” beginning on page 35.)

•
Noninterest expense totaled $11.2 billion in 2018 compared with $11.0 billion in 2017. The 2% increase primarily reflects investments in technology, expenses associated with consolidating our real estate and the unfavorable impact of a weaker U.S. dollar, partially offset by lower bank assessment charges. (See “Noninterest expense” beginning on page 12.)

•
The provision for income taxes was $938 million (18.1% effective tax rate) in 2018, including the impact of the adjustments to provisional estimates for U.S. tax legislation and the tax impact of severance, expenses associated with consolidating real estate and litigation expense. (See “Income taxes” on page 12.)

•	The net unrealized pre-tax loss on our total securities portfolio was $907 million at Dec. 31,

BNY Mellon 5

Results of Operations (continued)

2018, compared with a pre-tax loss of $85 million at Dec. 31, 2017, including the impact of related hedges. The increase in net unrealized pre-tax loss was primarily driven by an increase in interest rates. (See “Securities” beginning on page 29.)

•
Our CET1 ratio calculated under the Advanced Approach was 10.7% at Dec. 31, 2018 and 10.7%, on a transitional basis, at Dec. 31, 2017. The ratio was unchanged compared to Dec. 31, 2017, reflecting capital deployed through common stock repurchases and dividend payments, and the final phase-in requirements under U.S. capital rules, offset by capital generated through earnings and lower risk-weighted assets (“RWAs”). (See “Capital” beginning on page 45.)

•	Our SLR was 6.0% at Dec. 31, 2018 and 6.1%, on a transitional basis, at Dec. 31, 2017. (See “Capital” beginning on page 45.)

Results for 2017

In 2017, we reported net income applicable to common shareholders of BNY Mellon of $3.9 billion, or $3.72 per diluted common share. These results were primarily driven by:

•
Investment services fees totaled $7.5 billion in 2017, an increase of 3% compared with $7.2 billion in 2016, primarily reflecting higher money market fees, higher equity market values and net new business, including growth in collateral management, partially offset by the previously disclosed lost business in Pershing and lower volumes in certain Depositary Receipts programs.

•
Investment management and performance fees totaled $3.6 billion in 2017 compared with $3.4 billion in 2016, an increase of 7%, primarily reflecting higher market values, money market fees and performance fees, partially offset by the unfavorable impact of a stronger U.S. dollar (principally versus the British pound).

•
Foreign exchange and other trading revenue totaled $668 million in 2017 compared with $701 million in 2016. Foreign exchange revenue totaled $638 million in 2017, a decrease of 7%, compared with $687 million in 2016. The decrease in foreign exchange revenue primarily reflects lower volatility, partially offset by higher volumes.

•	The provision for credit losses was a credit of $24 million in 2017.

•
Noninterest expense totaled $11.0 billion in 2017 compared with $10.5 billion in 2016. The 4% increase primarily reflects higher staff, software, and professional, legal and other purchased services expenses.

•	The provision for income taxes was $496 million (10.8% effective tax rate), including the estimated tax benefit related to U.S. tax legislation.

Results for 2016

In 2016, we reported net income applicable to common shareholders of BNY Mellon of $3.4 billion, or $3.15 per diluted common share. These results were primarily driven by:

•
Investment services fees totaled $7.2 billion, primarily reflecting higher money market fees and securities lending revenue, partially offset by the unfavorable impact of lost business on clearing services fees, the unfavorable impact of a stronger U.S. dollar and the downsizing of the UK transfer agency business.

•
Investment management and performance fees totaled $3.4 billion, primarily reflecting the unfavorable impact of a stronger U.S. dollar (principally versus the British pound), net outflows of AUM and lower performance fees, partially offset by higher market values and money market fees.

•
Foreign exchange and other trading revenue totaled $701 million, of which $687 million represented foreign exchange revenue. The decrease in foreign exchange revenue primarily reflects the impact of clients migrating to lower margin products and lower volumes.

•	The provision for credit losses was a credit of $11 million.

•
Noninterest expense totaled $10.5 billion primarily reflecting lower expenses in nearly all categories, driven by the favorable impact of a stronger U.S. dollar, lower staff, other, litigation and legal expenses and the benefit of the business improvement process. The decrease was partially offset by higher bank assessment charges, distribution and servicing and software expenses.

•	The provision for income taxes was $1.2 billion (24.9% effective tax rate) in 2016.

6 BNY Mellon

Results of Operations (continued)

Fee and other revenue

Fee and other revenue				2018	2017
				vs.	vs.
(dollars in millions, unless otherwise noted)	2018	2017	2016	2017	2016
Investment services fees:
Asset servicing (a)	$4,608	$4,383	$4,244	5%	3%
Clearing services	1,578	1,553	1,404	2	11
Issuer services	1,099	977	1,026	12	(5)
Treasury services	554	557	547	(1)	2
Total investment services fees	7,839	7,470	7,221	5	3
Investment management and performance fees	3,685	3,584	3,350	3	7
Foreign exchange and other trading revenue	732	668	701	10	(5)
Financing-related fees	207	216	219	(4)	(1)
Distribution and servicing	139	160	166	(13)	(4)
Investment and other income	240	64	341	N/M	N/M
Total fee revenue	12,842	12,162	11,998	6	1
Net securities (losses) gains	(48)	3	75	N/M	N/M
Total fee and other revenue	$12,794	$12,165	$12,073	5%	1%

Fee revenue as a percentage of total revenue	78%	78%	79%

AUC/A at period end (in trillions) (b)	$33.1	$33.3	$29.9	(1)%	11%
AUM at period end (in billions) (c)	$1,722	$1,893	$1,648	(9)%	15%

(a)	Asset servicing fees include securities lending revenue of $220 million in 2018, $195 million in 2017 and $207 million in 2016.

(b)	Includes the AUC/A of CIBC Mellon of $1.2 trillion at Dec. 31, 2018, $1.3 trillion at Dec. 31, 2017 and $1.2 trillion at Dec. 31, 2016.

(c)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

Fee and other revenue increased 5% compared with 2017. The increase primarily reflects higher asset servicing fees, investment and other income, issuer servicing fees and investment management and performance fees, partially offset by net securities losses.

Investment services fees

Investment services fees increased 5% compared with 2017 reflecting the following:

•	Asset servicing fees increased 5%, primarily reflecting growth in collateral management, higher equity market values and securities lending volumes.

•	Clearing services fees increased 2%, primarily driven by higher equity market values and average long-term mutual funds balances, partially offset by the previously disclosed lost business.

•	Issuer services fees increased 12%, primarily reflecting higher Depositary Receipts revenue and higher volumes in Corporate Trust.

•	Treasury services fees decreased 1%, primarily reflecting higher compensating balance credits provided to clients, which reduce fee revenue and increase net interest revenue, partially offset by higher volumes.

See the “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees increased 3% compared with 2017, primarily reflecting higher market values, performance fees and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by the impact of net outflows. On a constant currency basis (Non-GAAP), investment management and performance fees increased 2% compared with 2017. Performance fees were $144 million in 2018, $94 million in 2017 and $60 million in 2016.

AUM was $1.7 trillion at Dec. 31, 2018, a decrease of 9% compared with $1.9 trillion at Dec. 31, 2017. The decrease primarily reflects the unfavorable impact of a stronger U.S. dollar (principally versus the British pound) on a spot basis, lower market values, net

BNY Mellon 7

Results of Operations (continued)

outflows, the divestiture of CenterSquare and other changes.

See the “Investment Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2018	2017	2016
Foreign exchange	$663	$638	$687
Other trading revenue	69	30	14
Total foreign exchange and other trading revenue	$732	$668	$701

Foreign exchange and other trading revenue increased 10% compared with 2017.

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, and the impact of foreign currency hedging activities. In 2018, foreign exchange revenue totaled $663 million, an increase of 4% compared with 2017, primarily reflecting higher volumes, partially offset by foreign currency hedging. Foreign exchange revenue is primarily reported in the Investment Services business and, to a lesser extent, the Investment Management business and the Other segment.

Total other trading revenue was $69 million in 2018, compared with $30 million in 2017. The increase primarily reflects gains on Investment Management hedging activities. Other trading revenue is reported in all three business segments.

Financing-related fees

Financing-related fees, which are primarily reported in the Investment Services business and the Other segment, include capital markets fees, loan commitment fees and credit-related fees. Financing-related fees totaled $207 million in 2018 compared with $216 million in 2017, primarily reflecting lower fees on standby letters of credit and underwriting.

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

Distribution and servicing fees were $139 million in 2018 compared with $160 million in 2017. The decrease primarily reflects the impact of lower fees from mutual funds.

Investment and other income

The following table provides the components of investment and other income.

Investment and other income
(in millions)	2018	2017	2016
Corporate/bank-owned life insurance	$145	$153	$149
Expense reimbursements from joint venture	71	64	67
Asset-related gains (losses)	70	(1)	10
Equity investment income (loss)	4	37	(10)
Seed capital gains (a)	3	32	44
Lease-related gains	1	56	38
Other (loss) income	(54)	(277)	43
Total investment and other income	$240	$64	$341

(a)	Excludes seed capital gains related to consolidated investment management funds, which are reflected in operations of consolidated investment management funds.

Investment and other income includes corporate and bank-owned life insurance contracts, expense reimbursements from our CIBC Mellon joint venture, gains or losses from asset-related activity, equity investments, seed capital, lease-related activity and other (loss) income. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Asset-related gains (losses) include real estate, loan and other asset dispositions. Other (loss) income primarily includes foreign currency remeasurement gain (loss), other investments, including renewable energy, and various miscellaneous revenues. Investments in renewable energy generate losses in other income that are more than offset by benefits and credits recorded to the provision for income taxes.

8 BNY Mellon

Results of Operations (continued)

Investment and other income was $240 million in 2018 compared with $64 million in 2017. The increase primarily reflects the impact of U.S. tax legislation on our renewable energy investments recorded in 2017.

Net securities losses

Net securities losses were $48 million in 2018, primarily reflecting the sale of debt securities.

2017 compared with 2016

Fee and other revenue totaled $12.2 billion in 2017 compared with $12.1 billion in 2016. The increase primarily reflects higher investment services fees and investment management and performance fees, partially offset by lower investment and other income and net securities gains.

The increase in investment services fees primarily reflects higher money market fees, higher equity market values and net new business, including growth in collateral management, partially offset by previously disclosed lost business in Pershing and lower volumes in certain Depositary Receipts programs.

The increase in investment management and performance fees primarily reflects higher market values, money market fees and performance fees, partially offset by the unfavorable impact of a stronger U.S. dollar on an average basis (principally versus the British pound).

The decrease in investment and other income primarily reflects the impact of U.S. tax legislation on our renewable energy investments.

Net interest revenue

Net interest revenue				2018		2017
				vs.		vs.
(dollars in millions)	2018	2017	2016	2017		2016
Net interest revenue	$3,611	$3,308	$3,138	9%		5%
Add: Tax equivalent adjustment	20	47	51	N/M		N/M
Net interest revenue on a fully taxable equivalent basis (“FTE”) – Non-GAAP (a)	$3,631	$3,355	$3,189	8%		5%

Average interest-earning assets	$289,916	$290,522	$303,379	—		(4)%

Net interest margin	1.25%	1.14%	1.03%	11	bps	11	bps
Net interest margin (FTE) – Non-GAAP (a)	1.25%	1.15%	1.05%	10	bps	10	bps

(a)
Net interest revenue (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.

Net interest revenue increased 9% compared with 2017, primarily reflecting higher interest rates.

Net interest margin increased 11 basis points compared with 2017, primarily reflecting higher yields on interest-earning assets, partially offset by higher interest rates paid on interest-bearing liabilities.

Average interest-earning assets were $290 billion in 2018 compared with $291 billion in 2017. The decrease primarily reflects lower loans and interest-bearing deposits with the Federal Reserve and other central banks, partially offset by higher trading securities.

Average non-U.S. dollar deposits comprised approximately 30% of our average total deposits in 2018 and 2017. Approximately 45% of the average non-U.S. dollar deposits in 2018 and 2017 were euro-denominated.

2017 compared with 2016

Net interest revenue increased 5% compared with 2016, primarily driven by higher interest rates, partially offset by lower interest-earning assets driven by lower average deposits. The 11 basis points increase in the net interest margin primarily reflects higher yields on interest-earning assets, partially offset by higher interest rates paid on interest-bearing liabilities.

BNY Mellon 9

Results of Operations (continued)

Average balances and interest rates	2018
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$14,740	$219		1.48%
Interest-bearing deposits with the Federal Reserve and other central banks	68,408	531		0.78
Federal funds sold and securities purchased under resale agreements (a)	27,883	1,116		4.00
Margin loans	14,397	510		3.54
Non-margin loans:
Domestic offices:
Consumer	9,789	319		3.26
Commercial	19,853	701		3.53
Foreign offices	11,771	336		2.85
Total non-margin loans	41,413	1,356	(b)	3.27
Securities:
U.S. government obligations	23,908	486		2.03
U.S. government agency obligations	63,902	1,518		2.37
State and political subdivisions	2,565	69		2.69
Other securities:
Domestic offices	8,186	341		4.17
Foreign offices	19,848	179		0.90
Total other securities	28,034	520		1.85
Trading securities (primarily domestic)	4,666	127		2.74
Total securities	123,075	2,720		2.21
Total interest-earning assets	$289,916	$6,452		2.23%
Noninterest-earning assets	53,858
Total assets	$343,774
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$59,226	$537		0.91%
Foreign offices	95,475	340		0.36
Total interest-bearing deposits	154,701	877		0.57
Federal funds purchased and securities sold under repurchase agreements (a)	15,546	758		4.88
Trading liabilities	1,310	29		2.21
Other borrowed funds:
Domestic offices	2,122	55		2.57
Foreign offices	423	3		0.73
Total other borrowed funds	2,545	58		2.26
Commercial paper	2,607	51		1.97
Payables to customers and broker-dealers	16,353	191		1.17
Long-term debt	28,257	857		3.03
Total interest-bearing liabilities	$221,319	$2,821		1.27%
Total noninterest-bearing deposits	63,814
Other noninterest-bearing liabilities	16,952
Total liabilities	302,085
Temporary equity
Redeemable noncontrolling interests	187
Permanent equity
Total The Bank of New York Mellon Corporation shareholders’ equity	41,360
Noncontrolling interests	142
Total permanent equity	41,502
Total liabilities, temporary equity and permanent equity	$343,774
Net interest revenue (FTE) – Non-GAAP		$3,631
Net interest margin (FTE) – Non-GAAP				1.25%
Less: Tax equivalent adjustment (c)		20
Net interest revenue - GAAP		$3,611
Net interest margin- GAAP				1.25%
Percentage of assets attributable to foreign offices (d)	31%
Percentage of liabilities attributable to foreign offices (d)	34
Note: Interest and average rates were calculated on a taxable equivalent basis using dollar amounts in thousands and actual number of days in the year.

(a)	Includes the average impact of offsetting under enforceable netting agreements of approximately $25 billion in 2018.

(b)	Includes fees of $7 million in 2018. Non-accrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.

(c)
The tax equivalent adjustment relates to tax-exempt securities, primarily state and political subdivisions, and is based on the U.S. federal statutory tax rate of 21%, adjusted for applicable state income taxes, net of the related federal tax benefit.

(d)	Includes the Cayman Islands branch office.

10 BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2017				2016
(dollar amounts in millions, presented on an FTE basis)	Average balance	Interest		Average rates	Average balance	Interest		Average rates
Assets
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$14,879	$120		0.80%	$14,704	$104		0.70%
Interest-bearing deposits with the Federal Reserve and other central banks	70,213	319		0.45	80,593	198		0.25
Federal funds sold and securities purchased under resale agreements (a)	27,192	423		1.55	25,767	233		0.91
Margin loans	14,500	343		2.36	18,201	265		1.46
Non-margin loans:
Domestic offices:
Consumer	9,548	298		3.12	8,483	259		3.05
Commercial	20,976	521		2.49	21,820	417		1.91
Foreign offices	12,915	258		2.00	13,177	197		1.50
Total non-margin loans	43,439	1,077	(b)	2.48	43,480	873	(b)	2.01
Securities:
U.S. government obligations	25,674	425		1.66	25,074	378		1.51
U.S. government agency obligations	60,268	1,195		1.98	56,384	986		1.75
State and political subdivisions	3,226	100		3.09	3,703	110		2.96
Other securities:
Domestic offices	9,141	215		2.35	12,326	210		1.71
Foreign offices	19,541	150		0.77	20,664	206		1.00
Total other securities	28,682	365		1.27	32,990	416		1.26
Trading securities (primarily domestic)	2,449	62		2.54	2,483	63		2.56
Total securities	120,299	2,147		1.79	120,634	1,953		1.62
Total interest-earning assets	$290,522	$4,429		1.52%	$303,379	$3,626		1.20%
Noninterest-earning assets	53,326				55,098
Total assets	$343,848				$358,477
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices:	$46,908	$107		0.23%	$54,547	$41		0.08%
Foreign offices	96,215	55		0.06	102,399	(25)		(0.02)
Total interest-bearing deposits	143,123	162		0.11	156,946	16		0.01
Federal funds purchased and securities sold under repurchase agreements (a)	19,653	225		1.14	14,489	36		0.25
Trading liabilities	1,243	7		0.57	711	6		0.89
Other borrowed funds:
Domestic offices	1,113	21		1.86	93	4		4.15
Foreign offices	803	5		0.67	753	4		0.51
Total other borrowed funds	1,916	26		1.36	846	8		0.91
Commercial paper	2,630	29		1.08	1,337	5		0.37
Payables to customers and broker-dealers	18,984	64		0.34	16,925	12		0.07
Long-term debt	27,424	561		2.05	23,334	354		1.52
Total interest-bearing liabilities	$214,973	$1,074		0.50%	$214,588	$437		0.20%
Total noninterest-bearing deposits	71,664				82,712
Other noninterest-bearing liabilities	16,932				21,928
Total liabilities	303,569				319,228
Temporary equity
Redeemable noncontrolling interests	180				182
Permanent equity
Total The Bank of New York Mellon Corporation shareholders’ equity	39,687				38,489
Noncontrolling interests	412				578
Total permanent equity	40,099				39,067
Total liabilities, temporary equity and permanent equity	$343,848				$358,477
Net interest revenue (FTE) – Non-GAAP		$3,355				$3,189
Net interest margin (FTE) – Non-GAAP				1.15%				1.05%
Less: Tax equivalent adjustment (c)		47				51
Net interest revenue - GAAP		$3,308				$3,138
Net interest margin - GAAP				1.14%				1.03%
Percentage of assets attributable to foreign offices (d)	30%				29%
Percentage of liabilities attributable to foreign offices (d)	35				36
Note: Interest and average rates were calculated on a taxable equivalent basis using dollar amounts in thousands and actual number of days in the year.

(a)	Includes the average impact of offsetting under enforceable netting agreements of approximately $6 billion in 2017 and less than $350 million in 2016.

(b)
Includes fees of $9 million in 2017 and $10 million in 2016. Non-accrual loans are included in the average loans; the associated income, which was recognized on a cash basis, is included in interest income.

(c)
The tax equivalent adjustment relates to tax-exempt securities, primarily state and political subdivisions, and is based on the U.S. federal statutory tax rate of 35%, adjusted for applicable state income taxes, net of the related federal tax benefit.

(d)	Includes the Cayman Islands branch office.

BNY Mellon 11

Results of Operations (continued)

Noninterest expense

Noninterest expense				2018	2017
				vs.	vs.
(dollars in millions)	2018	2017	2016	2017	2016
Staff (a)	$6,145	$6,033	$5,809	2%	4%
Professional, legal and other purchased services	1,334	1,276	1,186	5	8
Software	772	744	647	4	15
Net occupancy	630	570	592	11	(4)
Sub-custodian and clearing (b)	450	414	400	9	4
Distribution and servicing	406	419	405	(3)	3
Furniture and equipment	290	241	247	20	(2)
Business development	228	229	245	—	(7)
Bank assessment charges	170	220	219	(23)	—
Amortization of intangible assets	180	209	237	(14)	(12)
Other (a)(b)(c)	606	602	536	1	12
Total noninterest expense	$11,211	$10,957	$10,523	2%	4%

Full-time employees at period end	51,300	52,500	52,000	(2)%	1%

(a)
In 2018, we adopted new accounting guidance included in ASU 2017-07, Compensation-Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which required the reclassification of the components of pension and other postretirement costs, other than the service cost component. As a result, staff expense increased and other expense decreased. Prior periods have been reclassified. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	Beginning in 2018, clearing expense, which was previously included in other expense, was included with sub-custodian expense. Prior periods have been reclassified.

(c)
Beginning in 2018, merger and integration (“M&I”), litigation and restructuring charges are no longer separately disclosed. Expenses previously reported in this line have been reclassified to existing expense categories, primarily other expense.

Total noninterest expense increased 2% compared with 2017. The increase primarily reflects investments in technology, expenses associated with consolidating our real estate and the unfavorable impact of a weaker U.S. dollar, partially offset by lower bank assessment charges. The investments in technology are included in staff, professional, legal and other purchased services, software and furniture and equipment expenses.

Our investments in technology infrastructure and platforms increased throughout 2018 and are expected to continue at recent levels. As a result, we expect to incur higher technology-related expenses in 2019 than in 2018. This increase is expected to be mostly offset by decreases in other expenses as we continue to manage overall expenses.

2017 compared with 2016

Total noninterest expense increased 4% compared with 2016. The increase primarily reflects higher staff, software and professional, legal and other purchased services expenses. The increase in staff expense primarily reflects higher incentive expense, driven by stronger performance, the annual employee merit increase and higher severance expense, partially offset by the favorable impact of a stronger U.S. dollar. The increase in software expense primarily reflects asset impairments and increased amortization. The increase in professional, legal and other purchased services expense primarily reflects higher consulting and purchased services expenses.

Income taxes

BNY Mellon recorded an income tax provision of $938 million (18.1% effective tax rate) in 2018, including the impact of adjusting provisional estimates related to U.S. tax legislation and the tax impact of severance, expenses associated with consolidating real estate and litigation expense. The income tax provision was $496 million (10.8% effective tax rate) in 2017, including the estimated tax benefit related to U.S. tax legislation. The income tax provision was $1.2 billion (24.9% effective tax rate) in 2016. For additional information, see Note 11 of the Notes to Consolidated Financial Statements.

12 BNY Mellon

Results of Operations (continued)

Review of businesses

We have an internal information system that produces performance data along product and service lines for our two principal businesses, Investment Services and Investment Management, and the Other segment.

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

For information on the accounting principles of our businesses, the primary products and services in each line of business, the primary types of revenue by business and how our businesses are presented and analyzed, see Note 23 of the Notes to Consolidated Financial Statements.

Business results are subject to reclassification when organizational changes are made. There were no significant organizational changes in 2018. The results are also subject to refinements in revenue and expense allocation methodologies, which are typically reflected on a prospective basis.

The results of our businesses may be influenced by client and other activities that vary by quarter. In the first quarter, incentive expense typically increases reflecting the vesting of long-term stock awards for retirement-eligible employees. In the third quarter, Depositary Receipts revenue is typically higher due to an increased level of client dividend payments. Also in the third quarter, volume-related fees may decline due to reduced client activity. In the third quarter, staff expense typically increases reflecting the annual employee merit increase. In the fourth quarter, we typically incur higher business development and marketing expenses. In our Investment Management business, performance fees are typically higher in the fourth quarter, as the fourth quarter represents the end of the measurement period for many of the performance fee-eligible relationships.

The results of our businesses may also be impacted by the translation of financial results denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the euro. On a consolidated basis and in our Investment Services business, we typically have more foreign currency-denominated expenses than revenues. However, our Investment Management business typically has more foreign currency-denominated revenues than expenses. Overall, currency fluctuations impact the year-over-year growth rate in the Investment Management business more than the Investment Services business. However, currency fluctuations, in isolation, are not expected to significantly impact net income on a consolidated basis.

Fee revenue in Investment Management, and to a lesser extent in Investment Services, is impacted by the value of market indices. At Dec. 31, 2018, we estimate that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.05.

See Note 23 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our businesses to our overall profitability.

BNY Mellon 13

Results of Operations (continued)

Investment Services business

				2018	2017
(dollars in millions unless otherwise noted)				vs.	vs.
	2018	2017	2016	2017	2016
Revenue:
Investment services fees:
Asset servicing	$4,520	$4,286	$4,141	5%	4%
Clearing services	1,577	1,549	1,399	2	11
Issuer services	1,099	975	1,024	13	(5)
Treasury services	553	555	541	—	3
Total investment services fees	7,749	7,365	7,105	5	4
Foreign exchange and other trading revenue	665	620	663	7	(6)
Other (a)	512	542	531	(6)	2
Total fee and other revenue	8,926	8,527	8,299	5	3
Net interest revenue	3,372	3,058	2,797	10	9
Total revenue	12,298	11,585	11,096	6	4
Provision for credit losses	1	(7)	8	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	7,929	7,598	7,187	4	6
Amortization of intangible assets	129	149	155	(13)	(4)
Total noninterest expense	8,058	7,747	7,342	4	6
Income before taxes	$4,239	$3,845	$3,746	10%	3%

Pre-tax operating margin	34%	33%	34%

Securities lending revenue	$198	$168	$170	18%	(1)%

Total revenue by line of business:
Asset Servicing	$5,932	$5,603	$5,504	6%	2%
Pershing	2,255	2,180	1,979	3	10
Issuer Services	1,743	1,588	1,585	10	—
Treasury Services	1,302	1,251	1,136	4	10
Clearance and Collateral Management	1,066	963	892	11	8
Total revenue by line of business	$12,298	$11,585	$11,096	6%	4%

Metrics:
Average loans	$36,931	$40,142	$44,740	(8)%	(10)%
Average deposits	$203,279	$200,235	$217,882	2%	(8)%

AUC/A at period end (in trillions) (b)	$33.1	$33.3	$29.9	(1)%	11%
Market value of securities on loan at period end (in billions) (c)	$373	$408	$296	(9)%	38%

Pershing:
Average active clearing accounts (U.S. platform) (in thousands)	6,097	6,137	5,949	(1)%	3%
Average long-term mutual fund assets (U.S. platform)	$511,004	$487,845	$431,937	5%	13%
Average investor margin loans (U.S. platform)	$10,829	$9,810	$10,772	10%	(9)%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$2,918	$2,502	$2,183	17%	15%

(a)	Other revenue includes investment management fees, financing-related fees, distribution and servicing revenue and investment and other income.

(b)	Includes the AUC/A of CIBC Mellon of $1.2 trillion at Dec. 31, 2018, $1.3 trillion at Dec. 31, 2017 and $1.2 trillion at Dec. 31, 2016.

(c)
Represents the total amount of securities on loan in our agency securities lending program managed by the Investment Services business. Excludes securities for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, which totaled $58 billion at Dec. 31, 2018, $71 billion at Dec. 31, 2017 and $63 billion at Dec. 31, 2016.

14 BNY Mellon

Results of Operations (continued)

Business description

BNY Mellon Investment Services provides business services and technology solutions to entities including financial institutions, corporations, foundations and endowments, public funds and government agencies. Our lines of business include: Asset Servicing, Pershing, Issuer Services, Treasury Services and Clearance and Collateral Management.

We are one of the leading global investment services providers with $33.1 trillion of AUC/A at Dec. 31, 2018.

•	We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance.

•	We are a leading provider of tri-party collateral management services with an average of $2.9 trillion serviced globally including approximately $2.0 trillion of the U.S. tri-party repo market.

•	Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $3.4 trillion in 34 separate markets.

The Asset Servicing business provides a comprehensive suite of solutions. As one of the largest global custody and fund accounting providers and a trusted partner, we offer services for the safekeeping of assets in capital markets globally as well as alternative investment and structured product strategies. We provide custody and foreign exchange services, support exchange-traded funds and unit investment trusts and provide our clients outsourcing capabilities. We deliver securities lending and financing solutions on both an agency and principal basis. Our market leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

Pershing provides clearing, custody, business and technology solutions, delivering dependable operational support to financial organizations globally.

The Issuer Services business includes Corporate Trust and Depositary Receipts. Our Corporate Trust business delivers a full range of issuer and related investor services, including trustee, paying agency, fiduciary, escrow and other financial services. We are a leading provider to the debt capital markets, providing customized and market-driven solutions to investors, bondholders and lenders. Our Depositary Receipts business drives global investing by providing servicing and value-added solutions that enable, facilitate and enhance cross-border trading, clearing, settlement and ownership. We are one of the largest providers of depositary receipts services in the world, partnering with leading companies from more than 50 countries.

Our Treasury Services business includes global payments, liquidity management, payables/receivables and trade finance services for financial institutions, corporations and the public sector.

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their liquidity, financing, risk and balance sheet challenges.

Review of financial results

AUC/A decreased 1% compared with Dec. 31, 2017 to $33.1 trillion, primarily reflecting lower market values and the unfavorable impact of a stronger U.S. dollar on a spot basis, partially offset by net new business. AUC/A consisted of 33% equity securities and 67% fixed-income securities at Dec. 31, 2018 and 37% equity securities and 63% fixed-income securities at Dec. 31, 2017.

Total revenue of $12.3 billion increased 6% compared with 2017. Net interest revenue increased compared with 2017 in all businesses, primarily driven by higher interest rates. The drivers of fee revenue by line of business are indicated below.

Asset Servicing revenue of $5.9 billion increased 6% compared with 2017. The increase primarily reflects higher net interest revenue, higher foreign exchange and securities lending volumes, higher equity market values and the favorable impact of a weaker U.S. dollar.

BNY Mellon 15

Results of Operations (continued)

Pershing revenue of $2.3 billion increased 3% compared with 2017. The increase primarily reflects higher net interest revenue and higher fees due to growth in average long-term mutual fund balances and higher clearance volumes, partially offset by the previously disclosed lost business.

Issuer Services revenue of $1.7 billion increased 10% compared with 2017. The increase primarily reflects higher Depositary Receipts revenue driven by corporate actions and higher volumes, higher net interest revenue and increased volumes in Corporate Trust.

Treasury Services revenue of $1.3 billion increased 4% compared with 2017. The increase primarily reflects higher net interest revenue and higher payment volumes.

Clearance and Collateral Management revenue of $1.1 billion increased 11% compared with 2017. The increase primarily reflects growth in collateral management, clearance volumes and net interest revenue.

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

Noninterest expense of $8.1 billion increased 4% compared with 2017. The increase was primarily driven by investments in technology, higher volume-related expenses and the unfavorable impact of a weaker U.S. dollar.

2017 compared with 2016

Total revenue of $11.6 billion increased 4% compared with 2016. Net interest revenue increased in most lines of business, primarily driven by higher interest rates. Asset Servicing revenue increased primarily reflecting higher net interest revenue, equity market values and money market fees, partially offset by the downsizing of the UK transfer agency business. Pershing revenue increased primarily reflecting higher net interest revenue, higher money market fees and growth in long-term mutual fund assets. Issuer Services revenue increased slightly primarily reflecting higher net interest revenue partially offset by lost business and lower volumes from weaker cross-border settlement activity in Depositary Receipts. Treasury Services revenue increased primarily reflecting higher net interest revenue and higher payment volumes. Clearance and Collateral Management revenue increased primarily reflecting growth in collateral management and higher clearance volumes, partially offset by lower net interest revenue.

Noninterest expense of $7.7 billion increased 6% compared with 2016 primarily reflecting higher staff expense, including severance, higher litigation expense, additional technology-related costs and asset impairments.

16 BNY Mellon

Results of Operations (continued)

Investment Management business

				2018	2017
				vs.	vs.
(dollars in millions)	2018	2017	2016	2017	2016
Revenue:
Investment management fees (a)	$3,488	$3,428	$3,232	2%	6%
Performance fees	144	94	60	53	57
Investment management and performance fees (b)	3,632	3,522	3,292	3	7
Distribution and servicing	190	207	192	(8)	8
Other (a)	(41)	(61)	(60)	N/M	N/M
Total fee and other revenue (a)	3,781	3,668	3,424	3	7
Net interest revenue	303	329	327	(8)	1
Total revenue	4,084	3,997	3,751	2	7
Provision for credit losses	3	2	6	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	2,767	2,794	2,696	(1)	4
Amortization of intangible assets	51	60	82	(15)	(27)
Total noninterest expense	2,818	2,854	2,778	(1)	3
Income before taxes	$1,263	$1,141	$967	11%	18%

Pre-tax operating margin	31%	29%	26%
Adjusted pre-tax operating margin – Non-GAAP (c)	34%	32%	29%

Total revenue by line of business:
Asset Management	$2,836	$2,775	$2,615	2%	6%
Wealth Management	1,248	1,222	1,136	2	8
Total revenue by line of business	$4,084	$3,997	$3,751	2%	7%

Average balances:
Average loans	$16,774	$16,565	$15,015	1%	10%
Average deposits	$14,291	$13,615	$15,650	5%	(13)%

(a)
Total fee and other revenue includes the impact of the consolidated investment management funds, net of noncontrolling interests. Additionally, other revenue includes asset servicing, foreign exchange and other trading revenue, treasury services and investment and other income.

(b)
On a constant currency basis, investment management and performance fees increased 2% (Non-GAAP) compared with 2017. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 105 for the reconciliation of this Non-GAAP measure.

(c)
Net of distribution and servicing expense. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 105 for the reconciliation of this Non-GAAP measure. In 2018, the adjusted pre-tax margin – Non-GAAP for prior periods was restated to include amortization of intangible assets and the provision for credit losses.

BNY Mellon 17

Results of Operations (continued)

AUM trends
(dollars in billions)	2018		2017	2016
AUM at period end, by product type: (a)
Equity	$135		$161	$153
Fixed income	200		206	186
Index	301		350	312
Liability-driven investments	659		667	554
Multi-asset and alternative investments	167		214	181
Cash	260		295	262
Total AUM by product type	$1,722		$1,893	$1,648

Changes in AUM: (a)
Beginning balance of AUM	$1,893		$1,648	$1,625
Net (outflows) inflows:
Long-term strategies:
Equity	(13)		(14)	(15)
Fixed income	4		6	(5)
Liability-driven investments	45		50	26
Multi-asset and alternative investments	(6)		8	12
Total long-term active strategies inflows	30		50	18
Index	(34)		(17)	(32)
Total long-term strategies (outflows) inflows	(4)		33	(14)
Short-term strategies:
Cash	(35)		30	(9)
Total net (outflows) inflows	(39)		63	(23)
Net market impact	(48)		106	181
Net currency impact	(53)		76	(137)
Acquisition/divestiture/other	(31)	(b)	—	2
Ending balance of AUM	$1,722		$1,893	$1,648

Wealth Management client assets (c)	$239		$262	$240

(a)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

(b)	Primarily reflects a change in methodology beginning in 2018 to exclude AUM related to equity method investments as well as the CenterSquare divestiture.

(c)	Includes AUM and AUC/A in the Wealth Management business. Prior period amounts were revised to include additional AUC/A.

Business description

Our Investment Management business consists of two lines of business, Asset Management and Wealth Management. With AUM of $1.7 trillion, our Investment Management business is the seventh largest global asset manager and includes our investment specialists and Wealth Management business.

Our investment specialists deliver a highly diversified portfolio of investment strategies independently, and through our global distribution network, to institutional and retail clients globally. The investment specialists offer a broad range of actively managed equity, fixed income, alternative and liability-driven investments, along with passive products and cash management. Each investment specialist follows its own investment approach to innovate and develop investment solutions designed to deliver performance returns and outcomes that meet the investing goals of an increasingly sophisticated client base. Our multi-boutique model of investment specialists is designed to provide the best elements of investment focus and infrastructure at scale for the benefit of clients.

In the third quarter of 2018, BNY Mellon announced the wind-down of EACM Advisors and, effective Jan. 2, 2019, Mellon Investments Corporation (“Mellon”) as the new name of our specialized multi-asset investment manager formed from the consolidation of Mellon Capital Management, Standish Mellon Asset Management, and The Boston Company Asset Management.

In addition to the investment specialists, Investment Management has multiple global distribution entities which are responsible for distributing investment products developed and managed by the investment specialists, as well as responsibility for management and distribution of our U.S. mutual funds and certain offshore money market funds.

BNY Mellon Wealth Management provides investment management, custody, wealth and estate planning and private banking services, and conducts business globally. BNY Mellon Wealth Management has $239 billion in Wealth Management client assets as of Dec. 31, 2018, and an extensive network of offices in the U.S. and internationally.

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

18 BNY Mellon

Results of Operations (continued)

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

Review of financial results

AUM decreased 9% compared with Dec. 31, 2017 primarily reflecting the unfavorable impact of a stronger U.S. dollar (principally versus the British pound) on a spot basis, lower market values, net outflows and the divestiture of CenterSquare and other changes. Net long-term outflows of $4 billion in 2018 were a result of $34 billion of outflows from index funds and $30 billion of inflows from actively managed strategies, primarily liability-driven investments.

Total revenue of $4.1 billion increased 2% compared with 2017.

Asset Management revenue of $2.8 billion increased 2% compared with the 2017, primarily reflecting higher market values, performance fees and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by the impact of net outflows. Market and regulatory trends have resulted in increased demand for lower fee asset management products, and for performance-based fees.

Wealth Management revenue of $1.2 billion increased 2% compared with 2017, primarily reflecting higher equity market values and net new business, partially offset by lower net interest revenue.

Revenue generated in the Investment Management business included 42% from non-U.S. sources in 2018, compared with 41% in 2017.

Noninterest expense of $2.8 billion decreased 1% compared with 2017, primarily reflecting the divestiture of CenterSquare.

2017 compared with 2016

Total revenue of $4.0 billion increased 7% compared with 2016. Asset Management revenue increased primarily reflecting higher equity market values, money market fees and performance fees, partially offset by the unfavorable impact of a stronger U.S. dollar (principally versus the British pound). Wealth management revenue increased primarily reflecting higher equity market values and net interest revenue.

Noninterest expense of $2.9 billion increased 3% primarily reflecting higher incentive, distribution and servicing and severance expenses, partially offset by the favorable impact of a stronger U.S. dollar.

BNY Mellon 19

Results of Operations (continued)

Other segment

(in millions)	2018	2017	2016
Fee revenue	$133	$4	$291
Net securities (losses) gains	(48)	3	75
Total fee and other revenue	85	7	366
Net interest (expense) revenue	(64)	(79)	14
Total revenue (loss)	21	(72)	380
Provision for credit losses	(15)	(19)	(25)
Noninterest expense	334	347	394
(Loss) income before taxes	$(298)	$(400)	$11

Average loans and leases	$2,105	$1,232	$1,926

Description of segment

The Other segment primarily includes:

•	the leasing portfolio;

•	corporate treasury activities, including our securities portfolio;

•	derivatives and other trading activity;

•	corporate and bank-owned life insurance;

•	renewable energy investments; and

•	business exits.

Revenue primarily reflects:

•	net interest revenue and lease-related gains (losses) from leasing operations;

•	net interest revenue from corporate treasury activity;

•	fee and other revenue from corporate and bank- owned life insurance and business exits; and

•	gains (losses) associated with investment securities and other assets, including renewable energy.

Expenses include:

•	direct expenses supporting leasing, investing, and funding activities; and

•	expenses not directly attributable to Investment Services and Investment Management operations.

Review of financial results

Loss before taxes was $298 million in 2018 compared with $400 million in 2017.

Fee revenue increased $129 million compared with 2017, primarily reflecting the impact of U.S. tax legislation on our renewable energy investments recorded in 2017.

Net securities losses of $48 million in 2018 primarily related to the sale of debt securities.

Net interest expense decreased $15 million compared with 2017, primarily resulting from lease-related adjustments recorded in 2017.

Noninterest expense decreased $13 million compared with 2017, primarily reflecting lower pension expense and a methodological change in 2017 for allocating employee benefits expense to the business segments with no impact to consolidated results, partially offset by expenses associated with relocating our corporate headquarters.

2017 compared with 2016

Loss before taxes was $400 million in 2017 compared with income before taxes of $11 million in 2016. Total fee and other revenue decreased primarily reflecting the impact of U.S. tax legislation on our investments in renewable energy investments and lower net securities gains. Net interest expense increased primarily reflecting the impact of interest rate hedging activities and lease-related adjustments, partially offset by higher interest rates. Noninterest expense decreased primarily reflecting lower staff and other expense.

20 BNY Mellon

Results of Operations (continued)

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

At Dec. 31, 2018, we had approximately 9,100 employees in Europe, the Middle East and Africa (“EMEA”), approximately 14,500 employees in the Asia-Pacific region (“APAC”) and approximately 700 employees in other global locations, primarily Brazil.

We are the seventh largest global asset manager. At Dec. 31, 2018, our international operations managed 55% of BNY Mellon’s AUM, compared with 51% at Dec. 31, 2017. The proportionate increase in international AUM primarily resulted from the reduction in domestic AUM and net inflows, partially offset by the unfavorable impact of a stronger U.S. dollar (principally versus the British pound).

In Europe, we maintain a presence in Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”). In Ireland, BNY Mellon provides fund administration services across domiciled and non-domiciled funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors in Germany.

We are a provider of non-U.S. government securities, fixed income and equities clearance, settling securities transactions directly in 8 different markets in Europe while for other markets using a high quality and established network of local agents.

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

Our financial results, as well as our levels of AUC/A and AUM, are impacted by translation from foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the euro. If the U.S. dollar depreciates against these currencies, the translation impact is a higher level of fee revenue, net interest revenue, noninterest expense and AUC/A and AUM. Conversely, if the U.S. dollar appreciates, the translated levels of fee revenue, net interest revenue, noninterest expense and AUC/A and AUM will be lower.

Foreign exchange rates vs. U.S. dollar	2018	2017	2016
Spot rate (at Dec. 31):
British pound	$1.2801	$1.3532	$1.2323
Euro	1.1455	1.2009	1.0538
Yearly average rate:
British pound	$1.3349	$1.2885	$1.3548
Euro	1.1808	1.1390	1.1065

International clients accounted for 37% of revenues in 2018, compared with 36% in 2017 and 34% in 2016. Net income from international operations was $2.2 billion in 2018, compared with $1.8 billion in 2017 and $1.6 billion in 2016.

In 2018, revenues from EMEA were $4.3 billion, compared with $4.0 billion in 2017 and $3.7 billion 2016. Revenues from EMEA increased 7% in 2018 compared with 2017, primarily reflecting higher revenue in the Investment Services business, driven by higher net interest revenue, the favorable impact of a weaker U.S. dollar, growth in collateral management and higher clearance volumes. Revenues from EMEA also reflect higher revenue in the Investment Management business, driven by the favorable impact of a weaker U.S. dollar and higher performance fees, partially offset by net outflows. Our Investment Services and Investment Management businesses generated 68% and 32% of EMEA revenues, respectively. Net income from EMEA was $1.3 billion in 2018, compared with $1.2 billion in 2017 and $1.0 billion in 2016.

BNY Mellon 21

Results of Operations (continued)

Revenues from APAC were $1.1 billion in 2018, compared with $997 million in 2017 and $922 million in 2016. Revenues from APAC increased 11% in 2018 compared with 2017, primarily reflecting higher net interest revenue, securities lending volumes and growth in collateral management, as well as higher revenue in the Investment Management business, driven by new business and higher equity market values. Our Investment Services and Investment Management businesses generated 80% and 20% of APAC revenues, respectively. Net income from APAC was $448 million in 2018, compared with $426 million in 2017 and $389 million in 2016.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 24 of the Notes to Consolidated Financial Statements.

Country risk exposure

The following table presents BNY Mellon’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2018, as well as certain countries with higher risk profiles, and is presented on an internal risk management basis. We monitor our exposure to these and other countries as part of our internal country risk management process.

The country risk exposure below reflects the Company’s risk to an immediate default of the counterparty or obligor based on the country of residence of the entity which incurs the liability. If there is credit risk mitigation, the country of residence of the entity providing the risk mitigation is the country of risk. The country of risk for investment securities is generally based on the domicile of the issuer of the security.

Country risk exposure	Interest-bearing deposits			Investment securities (b)		Total exposure
(in billions)	Central banks	Banks	Lending (a)		Other (c)
Top 10 country exposure:
UK	$15.9	$0.6	$1.9	$2.9	$2.1	$23.4
Germany	18.1	0.5	0.9	2.4	0.3	22.2
Japan	8.8	1.2	0.1	—	0.2	10.3
Canada	—	1.8	0.3	2.2	0.9	5.2
Luxembourg	2.9	0.2	0.2	—	1.8	5.1
China	—	2.3	0.8	—	0.3	3.4
Belgium	2.4	0.3	0.1	0.3	—	3.1
France	—	0.2	—	2.3	0.6	3.1
Ireland	—	0.1	0.5	0.6	1.1	2.3
Netherlands	—	—	0.3	1.7	0.1	2.1
Total Top 10 country exposure	$48.1	$7.2	$5.1	$12.4	$7.4	$80.2	(d)

Select country exposure:
Spain	$—	$0.3	$—	$1.4	$—	$1.7
Brazil	—	—	1.3	0.1	—	1.4
Italy	—	0.2	—	0.9	—	1.1
Turkey	—	—	0.2	—	—	0.2
Total other country exposure	$—	$0.5	$1.5	$2.4	$—	$4.4

(a)	Lending includes loans, acceptances, issued letters of credit, net of participations, and lending-related commitments.

(b)	Investment securities include both the available-for-sale and held-to-maturity portfolios.

(c)	Other exposures include securities financing and over-the-counter (“OTC”) derivative transactions, net of collateral.

(d)	The top 10 country exposures comprise approximately 80% of our total non-U.S. exposure.

Our largest country risk exposure, based on our internal country risk management process at Dec. 31, 2018, was to the UK, which is planning to withdraw from the EU. For additional information, see “United Kingdom’s Withdrawal from the European Union (“Brexit”)” in Supervision and Regulation and “The United Kingdom’s referendum decision to leave the EU has had and may continue to have negative effects on global economic conditions, global financial markets, and our business and results of operations” in Risk Factors.

Select country exposure

Events in recent years have resulted in increased focus on Spain, Brazil, Italy and Turkey. The country risk exposure to Spain and Italy primarily consisted of investment grade sovereign debt. The country risk

22 BNY Mellon

Results of Operations (continued)

exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services. The country risk exposure to Turkey consists primarily of syndicated credit facilities. We mainly provide treasury and issuer services as well as foreign exchange products primarily to the top 10 largest financial institutions in Turkey.

Cross-border outstandings

Cross-border outstandings are based on the Federal Financial Institutions Examination Council’s (“FFIEC”) regulatory guidelines for reporting cross-border risk and provides information on the distribution, by country and sector, of claims on foreign residents held by U.S. banks. Under the FFIEC guidelines, cross-border outstandings are reported based on the domicile of the counterparty, issuer of collateral or guarantor. Cross-border outstandings in the table below include claims of U.S. domiciled offices on foreign counterparties as well as claims of foreign offices on counterparties located outside those foreign jurisdictions. The guidelines to determine the cross-border outstandings in the table below are different than how we determine and manage our country risk exposure. For example, unfunded loan commitments as well as central bank deposits made by our foreign bank subsidiaries in their local jurisdiction are not considered cross-border outstandings. As a result, the cross-border outstandings in the table below are not comparable to the country risk exposure in the previous section.

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

Cross-border outstandings	Banks and other financial institutions (a)	Public sector	Commercial, industrial and other	Total cross-border outstandings (b)
(in millions)
2018:
Canada*	$1,888	$381	$2,263	$4,532
Germany**	1,655	736	1,079	3,470
China**	3,030	—	5	3,035
2017:
Germany**	$1,530	$1,344	$600	$3,474
Canada**	2,256	1	1,170	3,427
France**	295	2,519	130	2,944
2016:
France*	$1,662	$2,559	$109	$4,330
Germany*	2,398	1,408	357	4,163
Canada*	2,199	1	1,211	3,411
United Kingdom**	1,325	1,584	405	3,314

(a)	Primarily short-term interest-bearing deposits with banks. Also includes global trade finance loans.

(b)	Excludes assets of consolidated investment management funds.

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets (EM) IMI Index. Our emerging markets exposures totaled $11 billion at both Dec. 31, 2018 and Dec. 31, 2017, as higher interest-bearing deposits with banks in Mexico and China were offset by lower loans to banks in India and Turkey.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements under “Summary of significant accounting and reporting policies.” Our critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, goodwill and other intangibles, and litigation and regulatory

BNY Mellon 23

Results of Operations (continued)

contingencies. Further information on policies related to the allowance for loan losses and allowance for lending-related commitments can be found under “Summary of significant accounting and reporting policies” in Note 1 of the Notes to Consolidated Financial Statements. Additionally, further information can be found in the Notes to Consolidated Financial Statements related to the following: the valuation of derivatives and securities can be found under “Fair value measurement” in Note 19; and policies related to goodwill and intangible assets can be found in “Goodwill and intangible assets” in Note 6.

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

The components of the allowance for loan losses and the allowance for lending-related commitments are inclusive of the qualitative allowance framework and consist of the following three elements:

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

24 BNY Mellon

Results of Operations (continued)

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

The credit rating assigned to each credit is a significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $62 million, while if each credit were rated one grade worse, the allowance would have increased by $99 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $40 million, while if the loss given default were one rating better, the allowance would have decreased by $31 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by less than $1 million, respectively.

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

BNY Mellon 25

Results of Operations (continued)

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

At Dec. 31, 2018, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency.

Level 3 - Securities: Where we have used our own cash flow models, which included a significant input into the model that was deemed unobservable, to estimate the value of securities, we classify them as Level 3. At both Dec. 31, 2018 and Dec. 31, 2017, we have no securities included in Level 3 of the fair value hierarchy.

See Note 19 of the Notes to Consolidated Financial Statements for details of our securities by ASC 820, Fair Value Measurement, hierarchy level.

Fair value - Derivative financial instruments

Level 1 - Derivative financial instruments: Includes derivative financial instruments that are actively traded on exchanges, principally listed equity options.

Level 2 - Derivative financial instruments: Includes OTC derivative financial instruments. Derivatives classified as Level 2 are valued utilizing discounted cash flow analysis and financial models for which the valuation inputs are observable or can be corroborated, directly or indirectly, for substantially the full term of the instrument. Valuation inputs include interest rate yield curves, foreign exchange rates, equity prices, credit curves, option volatilities and other factors.

Where appropriate, valuation adjustments are made to account for various factors such as creditworthiness of the counterparty, creditworthiness of the Company and model and liquidity risks.

Level 3 - Derivative financial instruments: Level 3 derivatives include derivatives for which valuations are based on inputs that are unobservable and significant to the overall fair value measurement, and may include certain long-dated or highly structured contracts. At both Dec. 31, 2018 and Dec. 31, 2017, we have no derivatives included in Level 3 of the fair value hierarchy.

For details of our derivative financial instruments by level of the valuation hierarchy, see Note 19 of the Notes to Consolidated Financial Statements.

Fair value option

ASC 825, Financial Instruments, provides the option to elect fair value as an alternative measurement basis for selected financial assets and financial liabilities which are not subject to fair value under other accounting standards. The changes in fair value are recognized in income. See Note 20 of the Notes to Consolidated Financial Statements for additional disclosure regarding the fair value option.

26 BNY Mellon

Results of Operations (continued)

Fair value - Judgments

In times of illiquid markets and financial stress, actual prices and valuations may significantly diverge from results predicted by models. In addition, other factors can affect our estimate of fair value, including market dislocations and unexpected correlations. The use of different methodologies or different assumptions to value certain financial instruments could result in a different estimate of fair value. See Note 1 of the Notes to Consolidated Financial Statements.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with ASC 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles - Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($17.4 billion at Dec. 31, 2018) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2018) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

BNY Mellon’s three business segments include seven reporting units for which annual goodwill impairment testing is performed in accordance with ASC 350, Intangibles - Goodwill and Other. The Investment Management segment is comprised of two reporting units; the Investment Services segment is comprised of four reporting units and one reporting unit is included in the Other segment.

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

In the second quarter of 2018, we performed our annual goodwill test on all seven reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of March 31, 2018. The discount rate applied to these cash flows ranged from 10.0% to 10.25% and incorporated a 6.0% market equity risk premium. Estimated cash flows extend many years into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As a result of the annual goodwill impairment test of the seven reporting units, no goodwill impairment was recognized. The fair value of the Asset Management reporting unit, which is one of the two reporting units in the Investment Management segment, exceeded its carrying value by 34%. The Asset Management reporting unit had $7.4 billion of allocated goodwill. For the Asset Management reporting unit, in the future, changes in the assumptions, such as changes in the level of AUM and operating margin, could produce a non-cash goodwill impairment.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($600 million at Dec. 31, 2018) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

See Notes 1 and 6 of the Notes to Consolidated Financial Statements for additional information regarding goodwill, intangible assets and the annual and interim impairment testing.

BNY Mellon 27

Results of Operations (continued)

Litigation and regulatory contingencies

Significant estimates and judgments are required in establishing an accrued liability for litigation and regulatory contingencies. For additional information on our policy, see “Legal proceedings” in Note 21 of the Notes to Consolidated Financial Statements.

Consolidated balance sheet review

One of our key risk management objectives is to maintain a balance sheet that remains strong throughout market cycles to meet the expectations of our major stakeholders, including our shareholders, clients, creditors and regulators.

We also seek to verify that the overall liquidity risk, including intraday liquidity risk, that we undertake stays within our risk appetite. The objective of our balance sheet management strategy is to maintain a balance sheet that is characterized by strong liquidity and asset quality, ready access to external funding sources at competitive rates and a strong capital structure that supports our risk-taking activities and is adequate to absorb potential losses. In managing the balance sheet, appropriate consideration is given to balancing the competing needs of maintaining sufficient levels of liquidity and complying with applicable regulations and supervisory expectations while optimizing profitability.

In 2018, we continued to maintain sufficient liquidity and comply with applicable regulations. Our overall liquidity position remained strong and is managed in accordance with the nature of our balance sheet and business model. Our liquidity coverage ratio (“LCR”) averaged 118% in the fourth quarter and the SLR was 6.0% at Dec. 31, 2018.

At Dec. 31, 2018, total assets were $363 billion, compared with $372 billion at Dec. 31, 2017. The decrease in total assets was primarily driven by lower interest-bearing deposits with the Federal Reserve and other central banks and loans, partially offset by higher federal funds sold and securities purchased under resale agreements. Deposits totaled $239 billion at Dec. 31, 2018, compared with $244 billion at Dec. 31, 2017. The decrease primarily reflects lower interest-bearing deposits in non-U.S. offices and noninterest-bearing deposits principally in U.S. offices, partially offset by higher interest-bearing deposits in U.S. offices. At Dec. 31, 2018, total interest-bearing deposits were 54% of total interest-earning assets, compared with 51% at Dec. 31, 2017.

At Dec. 31, 2018, we had $61 billion of liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements) and $74 billion of cash (including $68 billion of overnight deposits with the Federal Reserve and other central banks) for a total of $135 billion of available funds. This compares with available funds of $137 billion at Dec. 31, 2017. Total available funds as a percentage of total assets were 37% at both Dec. 31, 2018 and Dec. 31, 2017. For additional information on our liquid funds and available funds, see “Liquidity and dividends.”

Securities were $119.8 billion, or 33% of total assets, at Dec. 31, 2018, compared with $120.4 billion, or 32% of total assets, at Dec. 31, 2017. The decrease primarily reflects lower investment in sovereign debt/sovereign guaranteed securities and additional unrealized losses on the portfolio, partially offset by additional investments in agency commercial mortgage-backed securities (“MBS”), supranational securities and agency RMBS. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $57 billion, or 16% of total assets, at Dec. 31, 2018, compared with $62 billion, or 17% of total assets, at Dec. 31, 2017. The decrease was primarily driven by lower margin loans and loans to financial institutions. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $29 billion at Dec. 31, 2018 and $28 billion at Dec. 31, 2017. The balance reflects issuances of $5.2 billion, offset by maturities of $3.7 billion and a decrease in the fair value of hedged long-term debt. For additional information on long-term debt, see “Liquidity and dividends.”

The Bank of New York Mellon Corporation total shareholders’ equity decreased to $40.6 billion from $41.3 billion at Dec. 31, 2017. For additional information on our capital, see “Capital” and Note 14 of the Notes to Consolidated Financial Statements.

28 BNY Mellon

Results of Operations (continued)

Securities

In the discussion of our securities portfolio, we have included certain credit ratings information because the information can indicate the degree of credit risk to which we are exposed. Significant changes in ratings classifications for our securities portfolio could indicate increased credit risk for us and could be accompanied by a reduction in the fair value of our securities portfolio.

The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2017		2018 change in unrealized gain (loss)	Dec. 31, 2018			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		Ratings (b)
													BB+ and lower
(dollars in millions)	Fair value			Amortized cost	Fair value					AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$49,746		$(423)	$51,101	$50,214		98%	$(887)		100%	—%	—%	—%	—%
U.S. Treasury	24,848		(22)	24,917	24,792		99	(125)		100	—	—	—	—
Sovereign debt/sovereign guaranteed (c)	14,128		(49)	11,496	11,577		101	81		74	5	20	1	—
Agency commercial MBS	10,083		(50)	11,031	10,947		99	(84)		100	—	—	—	—
CLOs	2,909		(57)	3,410	3,364		99	(46)		98	—	—	1	1
U.S. government agencies	2,603		(49)	3,173	3,157		99	(16)		100	—	—	—	—
Supranational	2,108		—	3,011	3,006		100	(5)		100	—	—	—	—
Foreign covered bonds (d)	2,615		(22)	2,970	2,959		100	(11)		100	—	—	—	—
State and political subdivisions	2,973		(11)	2,268	2,264		100	(4)		78	21	—	—	1
Other asset-backed securities (“ABS”)	1,043		(6)	1,776	1,773		100	(3)		99	—	1	—	—
Non-agency commercial MBS	1,368		(23)	1,491	1,470		99	(21)		96	4	—	—	—
Non-agency RMBS (e)	1,854		(83)	1,195	1,427		119	232		12	12	5	47	24
Corporate bonds	1,255		(26)	1,074	1,054		98	(20)		14	68	18	—	—
Other (f)	2,375		(1)	1,236	1,238		100	2		94	—	—	—	6
Total securities	$119,908	(g)	$(822)	$120,149	$119,242	(g)	99%	$(907)	(g)(h)	95%	2%	2%	1%	—%

(a)	Amortized cost reflects historical impairments.

(b)	Represents ratings by Standard & Poor's (“S&P”) or the equivalent.

(c)	Primarily consists of exposure to UK, France, Germany, Spain, Italy and the Netherlands.

(d)	Primarily consists of exposure to Canada, UK, Australia and Sweden.

(e)	Includes RMBS that were included in the former Grantor Trust of $1,091 million at Dec. 31, 2017 and $832 million at Dec. 31, 2018.

(f)
Includes commercial paper with a fair value of $700 million and money market funds with a fair value of $963 million at Dec. 31, 2017. There was no commercial paper or money market funds at Dec. 31, 2018. In the first quarter of 2018, we adopted the new accounting guidance included in ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. As a result, the money market fund investments were reclassified to trading assets, primarily from available-for-sale securities.

(g)	Includes net unrealized losses on derivatives hedging securities available-for-sale of $147 million at Dec. 31, 2017 and net unrealized gains of $131 million at Dec. 31, 2018.

(h)	Unrealized losses of $227 million at Dec. 31, 2018 related to available-for-sale securities, net of hedges.

The fair value of our securities portfolio, including related hedges, was $119.2 billion at Dec. 31, 2018, compared with $119.9 billion at Dec. 31, 2017. The decrease primarily reflects lower investment in sovereign debt/sovereign guaranteed securities and additional unrealized losses on the portfolio, partially offset by additional investments in agency commercial MBS, supranational securities and agency RMBS.

At Dec. 31, 2018, the total securities portfolio had a net unrealized loss of $907 million, compared with a net unrealized loss of $85 million at Dec. 31, 2017,

including the impact of related hedges. The increase in the net unrealized pre-tax loss was primarily driven by higher market interest rates.

The unrealized loss, net of tax, on our available-for-sale securities portfolio included in accumulated other comprehensive income (“OCI”) was $167 million at Dec. 31, 2018, compared with an unrealized gain of $184 million at Dec. 31, 2017.

At Dec. 31, 2018, 95% of the securities in our portfolio were rated AAA/AA-, compared with 93% at Dec. 31, 2017.

BNY Mellon 29

Results of Operations (continued)

The following table presents the amortizable purchase premium (net of discount) related to the securities portfolio and accretable discount related to the 2009 restructuring of the securities portfolio.

Net premium amortization and discount accretion of securities (a)
(dollars in millions)	2018	2017	2016
Amortizable purchase premium (net of discount) relating to securities:
Balance at period end	$1,429	$1,987	$2,188
Estimated average life remaining at period end (in years)	5.0	5.0	4.9
Amortization	$437	$547	$641
Accretable discount related to the prior restructuring of the securities portfolio:
Balance at period end	$207	$274	$315
Estimated average life remaining at period end (in years)	6.3	6.3	6.2
Accretion	$86	$100	$102

(a)	Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both were recorded on a level yield basis.

See Note 4 of the Notes to Consolidated Financial Statements for the pre-tax net securities gains (losses) by security type. See Note 19 of the Notes to Consolidated Financial Statements for details of securities by level in the fair value hierarchy.

Equity investments

We have several equity investments recorded in other assets. These include equity method investments, including renewable energy, and investments in qualified affordable housing projects, Federal Reserve Bank stock, seed capital, private equity and other investments. The following table presents the carrying values at Dec. 31, 2018 and 2017.

Equity investments	Dec. 31,
(in millions)	2018	2017
Renewable energy investments	$1,264	$1,368
Equity in a joint venture and other investments:
CIBC Mellon	548	580
Siguler Guff	244	246
Other equity investments	272	257
Total equity in a joint venture and other investments	$1,064	$1,083
Qualified affordable housing project investments	999	1,014
Federal Reserve Bank stock	484	477
Seed capital	224	288
Federal Home Loan Bank stock	111	82
Private equity investments (a)	74	55
Total equity investments	$4,220	$4,367

(a)	Represents investments in small business investment companies (“SBICs”), which are compliant with the Volcker Rule.

Renewable energy investments

We invest in renewable energy projects to receive an expected after-tax return, which consists of allocated renewable energy tax credits, tax deductions and cash distributions based on the operations of the project. The pre-tax losses on these investments are recorded in investment and other income on the consolidated income statement. The corresponding tax benefits and credits are recorded to the provision for income taxes on the consolidated income statement.

For additional information on the fair value of certain seed capital investments and our private equity investments, see Note 7 of the Notes to Consolidated Financial Statements.

30 BNY Mellon

Results of Operations (continued)

Loans

Total exposure – consolidated	Dec. 31, 2018			Dec. 31, 2017
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$11.6	$34.0	$45.6	$13.1	$32.5	$45.6
Commercial	2.1	15.2	17.3	2.9	18.0	20.9
Subtotal institutional	13.7	49.2	62.9	16.0	50.5	66.5
Wealth management loans and mortgages	16.0	0.8	16.8	16.5	1.1	17.6
Commercial real estate	4.8	3.5	8.3	4.9	3.5	8.4
Lease financings	1.3	—	1.3	1.3	—	1.3
Other residential mortgages	0.6	—	0.6	0.7	—	0.7
Overdrafts	5.5	—	5.5	5.1	—	5.1
Other	1.2	—	1.2	1.2	—	1.2
Subtotal non-margin loans	43.1	53.5	96.6	45.7	55.1	100.8
Margin loans	13.5	0.1	13.6	15.8	—	15.8
Total	$56.6	$53.6	$110.2	$61.5	$55.1	$116.6

At Dec. 31, 2018, total exposures of $110.2 billion decreased 5% compared with Dec. 31, 2017, primarily reflecting lower exposure in the commercial and margin loan portfolios.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 57% of our total exposure at both Dec. 31, 2018 and Dec. 31, 2017. Additionally, most of our overdrafts relate to financial institutions.

Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2018					Dec. 31, 2017
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$3.1	$22.5	$25.6	99%	99%	$3.6	$19.2	$22.8
Banks	6.3	1.6	7.9	77	94	7.0	1.2	8.2
Asset managers	1.3	6.1	7.4	98	85	1.4	6.4	7.8
Insurance	0.1	2.5	2.6	100	8	0.1	3.5	3.6
Government	0.1	0.5	0.6	100	38	0.1	0.9	1.0
Other	0.7	0.8	1.5	96	48	0.9	1.3	2.2
Total	$11.6	$34.0	$45.6	95%	88%	$13.1	$32.5	$45.6

The financial institutions portfolio exposure was $45.6 billion at Dec. 31, 2018, unchanged from Dec. 31, 2017, primarily reflecting an increase in securities industry exposure, offset by lower exposure in all other portfolios.

Financial institution exposures are high-quality, with 95% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2018. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. The exposure to financial institutions is generally short-term. Of these exposures, 88% expire within one year and 20% expire within 90 days. In addition, 81% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

BNY Mellon 31

Results of Operations (continued)

At Dec. 31, 2018, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $20.6 billion and was primarily included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit.

Our bank exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 94% due in less than one year. The investment grade percentage of our bank exposure was 77% at Dec. 31, 2018, compared with 68% at Dec. 31, 2017. Our non-investment grade exposures are primarily in Brazil. These loans are primarily trade finance loans.

The asset manager portfolio exposure was high-quality, with 98% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2018. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2018					Dec. 31, 2017
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.8	$5.1	$5.9	95%	8%	$1.3	$6.1	$7.4
Services and other	0.7	4.8	5.5	96	25	0.9	6.0	6.9
Energy and utilities	0.5	4.1	4.6	95	12	0.7	4.4	5.1
Media and telecom	0.1	1.2	1.3	94	12	—	1.5	1.5
Total	$2.1	$15.2	$17.3	95%	15%	$2.9	$18.0	$20.9

The commercial portfolio exposure was $17.3 billion at Dec. 31, 2018, a 17% decrease compared with $20.9 billion at Dec. 31, 2017, primarily reflecting lower exposure in the manufacturing and services and other portfolios.

Utilities-related exposure represents approximately 76% of the energy and utilities portfolio at Dec. 31, 2018. Included in this portfolio is unsecured funded exposure of approximately $160 million to a California utility company that filed for bankruptcy in the first quarter of 2019. As of Feb. 27, 2019, we expect our exposure to this California utility company to decrease by approximately $60 million as a result of current sales. Our nonperforming assets are expected to increase in the first quarter 2019 as a result of the bankruptcy. Based on current market conditions and facts and circumstances which may change, we also expect to record an additional provision for credit losses relating to this exposure of $20 million - $30 million in the first quarter of 2019.

The remaining exposure in the energy and utilities portfolio, which includes exposure to refining, exploration and production companies, integrated companies and pipelines, was 88% investment grade at Dec. 31, 2018, and 77% at Dec. 31, 2017.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31,
	2018	2017	2016
Financial institutions	95%	93%	92%
Commercial	95%	95%	94%

Wealth management loans and mortgages

Our wealth management exposure was $16.8 billion at Dec. 31, 2018, compared with $17.6 billion at Dec. 31, 2017. Wealth management loans and mortgages primarily consist of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 62% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2018.

32 BNY Mellon

Results of Operations (continued)

At Dec. 31, 2018, the wealth management mortgage portfolio consisted of the following geographic concentrations: California - 24%; New York - 18%; Massachusetts - 10%; Florida - 8%; and other - 40%.

Commercial real estate

Our commercial real estate exposure totaled $8.3 billion at Dec. 31, 2018, compared with $8.4 billion at Dec. 31, 2017. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2018, 61% of our commercial real estate portfolio was secured. The secured portfolio is diverse by project type, with 43% secured by residential buildings, 36% secured by office buildings, 11% secured by retail properties and 10% secured by other categories. Approximately 97% of the unsecured portfolio consists of real estate investment trusts (“REITs”) and real estate operating companies, which are both predominantly investment grade.

At Dec. 31, 2018, our commercial real estate portfolio consisted of the following concentrations: REITs and real estate operating companies - 38%; New York metro - 42%; and other - 20%.

Lease financings

The leasing portfolio exposure totaled $1.3 billion at both Dec. 31, 2018 and Dec. 31, 2017. At Dec. 31, 2018, the lease financings portfolio consisted of exposures backed by well-diversified assets, including large-ticket transportation equipment, the largest consisting of both passenger and freight train cars. Assets are both domestic and foreign-based, with primary concentrations in the United States and Germany. Approximately 48% of the portfolio is additionally secured by highly rated securities and/or secured by letters of credit from investment grade issuers. Counterparty rating equivalents at Dec. 31, 2018 were as follows:

•	55% of the counterparties were A or better;

•	42% were BBB; and

•	3% were non-investment grade.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $594 million at Dec. 31, 2018 and $708 million at Dec. 31, 2017. Included in this portfolio at Dec. 31, 2018 were $128 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007, of which 11% of the serviced loan balance was at least 60 days delinquent.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $2.6 billion at Dec. 31, 2018 and $4.2 billion at Dec. 31, 2017 related to a term loan program that offers fully collateralized loans to broker-dealers.

BNY Mellon 33

Results of Operations (continued)

Loans by category

The following table shows loans outstanding at year-end over the last five years.

Loans by category	Dec. 31,
(in millions)	2018	2017	2016	2015	2014
Domestic:
Commercial	$1,949	$2,744	$2,286	$2,115	$1,390
Commercial real estate	4,787	4,900	4,639	3,899	2,524
Financial institutions	5,091	5,568	6,342	6,640	5,603
Lease financings	706	772	989	1,007	1,282
Wealth management loans and mortgages	15,843	16,420	15,555	13,247	11,095
Other residential mortgages	594	708	854	1,055	1,222
Overdrafts	1,550	963	1,055	911	1,348
Other	1,181	1,131	1,202	1,137	1,113
Margin loans	13,343	15,689	17,503	19,340	20,034
Total domestic	45,044	48,895	50,425	49,351	45,611
Foreign:
Commercial	183	167	331	227	252
Commercial real estate	—	—	15	46	6
Financial institutions	6,492	7,483	8,347	9,259	7,716
Lease financings	551	527	736	850	889
Wealth management loans and mortgages	122	108	99	100	89
Other (primarily overdrafts)	4,031	4,264	4,418	3,637	4,569
Margin loans	141	96	87	233	—
Total foreign	11,520	12,645	14,033	14,352	13,521
Total loans (a)	$56,564	$61,540	$64,458	$63,703	$59,132

(a)
Net of unearned income of $358 million at Dec. 31, 2018, $394 million at Dec. 31, 2017, $527 million at Dec. 31, 2016, $674 million at Dec. 31, 2015 and $866 million at Dec. 31, 2014, primarily on domestic and foreign lease financings.

Foreign loans

We have credit relationships in foreign markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding foreign loans of $11.0 billion at Dec. 31, 2018 and $12.1 billion at Dec. 31, 2017. The decrease primarily resulted from lower loans to financial institutions and lower overdrafts.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2018.

Maturity of loan portfolio at Dec. 31, 2018 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Commercial	$463	$1,371		$115		$1,949
Commercial real estate	702	2,384		1,701		4,787
Financial institutions	4,119	940		32		5,091
Overdrafts	1,550	—		—		1,550
Other	1,181	—		—		1,181
Margin loans	12,843	500		—		13,343
Subtotal	20,858	5,195		1,848		27,901
Foreign	10,283	524		40		10,847
Total	$31,141	$5,719	(b)	$1,888	(b)	$38,748

(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.

(b)	Variable rate loans due after one year totaled $7.6 billion and fixed rate loans totaled $35 million.

34 BNY Mellon

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

The following table details changes in our allowance for credit losses.

Allowance for credit losses activity (dollar amounts in millions)	2018	2017	2016	2015	2014
Non-margin loans	$43,080	$45,755	$46,868	$43,708	$39,077
Margin loans	13,484	15,785	17,590	19,573	20,034
Total loans	$56,564	$61,540	$64,458	$63,281	$59,111
Average loans outstanding	55,810	57,939	61,681	60,672	54,210
Balance, Jan. 1
Domestic	$226	$245	$240	$236	$288
Foreign	35	36	35	44	56
Total allowance at Jan. 1	261	281	275	280	344
Charge-offs:
Commercial	—	—	—	—	(12)
Commercial real estate	—	—	—	—	(2)
Financial institutions	—	—	—	(170)	—
Wealth management loans and mortgages	—	—	—	—	(1)
Other residential mortgages	(1)	(1)	(2)	(2)	(2)
Foreign	—	—	—	—	(3)
Total charge-offs	(1)	(1)	(2)	(172)	(20)
Recoveries:
Commercial	—	—	—	—	1
Financial institutions	—	—	13	1	1
Other residential mortgages	2	5	5	6	2
Foreign	1	—	1	—	—
Total recoveries	3	5	19	7	4
Net recoveries (charge-offs)	2	4	17	(165)	(16)
Provision for credit losses	(11)	(24)	(11)	160	(48)
Balance, Dec. 31,
Domestic	220	226	245	240	236
Foreign	32	35	36	35	44
Total allowance, Dec. 31,	$252	$261	$281	$275	$280
Allowance for loan losses	$146	$159	$169	$157	$191
Allowance for lending-related commitments	106	102	112	118	89
Net (recoveries) charge-offs to average loans outstanding	—%	(0.01)%	(0.03)%	0.27%	0.03%
Net (recoveries) charge-offs to total allowance for credit losses	(0.79)	(1.53)	(6.05)	60.00	5.71
Allowance for loan losses as a percentage of total loans	0.26	0.26	0.26	0.25	0.32
Allowance for loan losses as a percentage of non-margin loans	0.34	0.35	0.36	0.36	0.49
Total allowance for credit losses as a percentage of total loans	0.45	0.42	0.44	0.43	0.47
Total allowance for credit losses as a percentage of non-margin loans	0.58	0.57	0.60	0.63	0.72

The allowance for credit losses decreased $9 million compared with Dec. 31, 2017, driven by the credit to provision for credit losses, partially offset by the impact of an update to the usage given default parameter in 2018. The usage given default parameter associated with the estimate of the probability of drawdown at default was updated in 2018, resulting in an $11 million increase to the allowance for lending-related commitments.

The provision for credit losses was a credit of $11 million in 2018, a credit of $24 million in 2017 and a credit of $11 million in 2016.

We had $13.5 billion of secured margin loans on our balance sheet at Dec. 31, 2018 compared with $15.8 billion at Dec. 31, 2017 and $17.6 billion at Dec. 31, 2016. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses as a

BNY Mellon 35

Results of Operations (continued)

percentage of non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

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

Allocation of allowance	Dec. 31,
	2018	2017	2016	2015	2014
Commercial	32%	30%	29%	30%	21%
Commercial real estate	30	29	26	22	18
Foreign	13	13	13	13	16
Financial institutions	9	9	9	11	11
Wealth management (a)	8	8	8	7	8
Other residential mortgages	6	8	10	12	14
Lease financing	2	3	5	5	12
Total	100%	100%	100%	100%	100%

(a)	Includes the allowance for wealth management mortgages.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

Nonperforming assets	Dec. 31,
(dollars in millions)	2018	2017	2016	2015	2014
Nonperforming loans:
Other residential mortgages	$67	$78	$91	$102	$112
Wealth management loans and mortgages	9	7	8	11	12
Commercial real estate	—	1	—	2	1
Lease financings	—	—	4	—	—
Financial institutions	—	—	—	171	—
Total nonperforming loans	76	86	103	286	125
Other assets owned	3	4	4	6	3
Total nonperforming assets (a)	$79	$90	$107	$292	$128
Nonperforming assets ratio	0.14%	0.15%	0.17%	0.46%	0.22%
Nonperforming assets ratio, excluding margin loans	0.18	0.20	0.23	0.67	0.33
Allowance for loan losses/nonperforming loans	192.1	184.9	164.1	54.9	152.8
Allowance for loan losses/nonperforming assets	184.8	176.7	157.9	53.8	149.2
Total allowance for credit losses/nonperforming loans	331.6	303.5	272.8	96.2	224.0
Total allowance for credit losses/nonperforming assets	319.0	290.0	262.6	94.2	218.8

(a)
Loans of consolidated investment management funds are not part of BNY Mellon’s loan portfolio and are excluded from the nonperforming assets table above. Included in the loans of consolidated investment management funds are nonperforming loans of $53 million at Dec. 31, 2014 which are recorded at fair value and therefore do not impact the provision for credit losses and allowance for loan losses. In the second quarter of 2015, BNY Mellon adopted the accounting guidance included in ASU 2015-02, Consolidations. As a result, we deconsolidated substantially all of the loans of consolidated investment management funds retrospectively to Jan. 1, 2015.

Nonperforming assets activity
(in millions)	2018	2017
Balance at beginning of year	$90	$107
Additions	10	12
Return to accrual status	(2)	(5)
Charge-offs	(1)	(1)
Paydowns/sales	(18)	(23)
Balance at end of year	$79	$90

Nonperforming assets decreased $11 million compared with Dec. 31, 2017, primarily reflecting lower other residential mortgage loans driven by paydowns and sales.

As noted earlier, our nonperforming assets are expected to increase in the first quarter of 2019 as a result of the bankruptcy of a Californian utility company.

36 BNY Mellon

Results of Operations (continued)

The following table presents loans that are past due 90 days or more and still accruing interest.

Past due loans ≥ 90 days still accruing interest at year-end
(in millions)	2018	2017	2016	2015	2014
Domestic:
Consumer	$12	$5	$7	$5	$6
Commercial	—	—	—	—	—
Total domestic	12	5	7	5	6
Foreign	—	—	—	—	—
Total past due loans	$12	$5	$7	$5	$6

Loans past due 90 days or more at Dec. 31, 2018 primarily consisted of other residential mortgage loans and wealth management loans and mortgages. See Note 5 of the Notes to Consolidated Financial Statements for additional information on our past due loans. See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

We receive client deposits through a variety of Investment Services and Investment Management businesses and we rely on those deposits as a low-cost and stable source of funding.

Total deposits were $238.8 billion at Dec. 31, 2018, a decrease of 2% compared with $244.3 billion at Dec. 31, 2017. The decrease primarily reflects lower interest-bearing deposits in non-U.S. offices and noninterest-bearing deposits principally in U.S. offices, partially offset by higher interest-bearing deposits in U.S. offices.

Noninterest-bearing deposits were $70.8 billion at Dec. 31, 2018 compared with $82.7 billion at Dec. 31, 2017. Interest-bearing deposits were $168.0 billion at Dec. 31, 2018 compared with $161.6 billion at Dec. 31, 2017.

The aggregate amount of deposits by foreign customers in domestic offices was $36.4 billion and $39.9 billion at Dec. 31, 2018 and Dec. 31, 2017, respectively.

Deposits in foreign offices totaled $99.2 billion at Dec. 31, 2018 and $114.8 billion at Dec. 31, 2017. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2018.

Domestic time deposits ≥ $100,000 at Dec. 31, 2018
(in millions)	Certificates of deposit	Other time deposits	Total
3 months or less	$77	$32,247	$32,324
Between 3 and 6 months	36	—	36
Between 6 and 12 months	88	—	88
Over 12 months	2	—	2
Total	$203	$32,247	$32,450

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

See “Liquidity and dividends” for a discussion of long-term debt and liquidity metrics that we monitor.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollars in millions)	2018	2017	2016
Maximum month-end balance during the year	$21,600	$21,850	$25,995
Average daily balance (a)	$15,546	$19,653	$14,489
Weighted-average rate during the year (a)	4.88%	1.14%	0.25%
Ending balance (b)	$14,243	$15,163	$9,989
Weighted-average rate at Dec. 31 (b)	12.99%	2.33%	0.38%

(a)	Includes the impact of offsetting under enforceable netting agreements of $25,203 million for 2018, $5,657 million for 2017 and less than $350 million for 2016.

(b)	Includes the impact of offsetting under enforceable netting agreements of $76,040 million at Dec. 31, 2018, $25,848 million at Dec. 31, 2017 and $481 million at Dec. 31, 2016.

BNY Mellon 37

Results of Operations (continued)

Federal funds purchased and securities sold under repurchase agreements
	Quarter ended
(dollars in millions)	Dec. 31, 2018	Sept. 30, 2018	Dec. 31, 2017
Maximum month-end balance during the quarter	$14,243	$13,020	$20,098
Average daily balance (a)	$10,980	$14,199	$20,211
Weighted-average rate during the quarter (a)	10.95%	5.33%	1.83%
Ending balance (b)	$14,243	$10,158	$15,163
Weighted-average rate at period end (b)	12.99%	7.33%	2.33%

(a)
Includes the impact of offsetting under enforceable netting agreements of $42,721 million for the fourth quarter of 2018, $25,922 million for the third quarter of 2018 and $14,128 million for the fourth quarter of 2017.

(b)	Includes the impact of offsetting under enforceable netting agreements of $76,040 million at Dec. 31, 2018, $58,540 million at Sept. 30, 2018 and $25,848 million at Dec. 31, 2017.

Fluctuations of federal funds purchased and securities sold under repurchase agreements between periods reflect changes in overnight borrowing opportunities. The increase in the weighted-average rates, compared with both Sept. 30, 2018 and Dec. 31, 2017, primarily reflects the increase in repurchase agreement activity with the Fixed Income Clearing Corporation (“FICC”), where we record interest expense gross, but the average balances are reduced as a result of the impact of offsetting under enforceable netting agreements. The increased activity primarily relates to government securities collateralized resale and repurchase agreements executed with clients that are novated to and settle with the FICC.

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollars in millions)	2018	2017	2016
Maximum month-end balance during the year	$20,905	$21,621	$22,327
Average daily balance (a)	$19,450	$21,142	$21,149
Weighted-average rate during the year (a)	1.17%	0.34%	0.07%
Ending balance at Dec. 31	$19,731	$20,184	$20,987
Weighted-average rate at Dec. 31	1.62%	0.56%	0.09%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $16,353 million in 2018, $18,984 million in 2017 and $16,925 million in 2016.

Payables to customers and broker-dealers
	Quarter ended
(dollars in millions)	Dec. 31, 2018	Sept. 30, 2018	Dec. 31, 2017
Maximum month-end balance during the quarter	$19,731	$19,232	$21,380
Average daily balance (a)	$18,955	$19,073	$21,130
Weighted-average rate during the quarter (a)	1.61%	1.23%	0.49%
Ending balance	$19,731	$18,683	$20,184
Weighted-average rate at period end	1.62%	1.30%	0.56%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $15,727 million in the fourth quarter of 2018, $16,252 million in the third quarter of 2018 and $17,868 million in the fourth quarter of 2017.

Payables to customers and broker-dealers represent funds awaiting re-investment and short sale proceeds payable on demand. Payables to customers and broker-dealers are driven by customer trading activity levels and market volatility.

Information related to commercial paper is presented below.

Commercial paper
(dollars in millions)	2018	2017	2016
Maximum month-end balance during the year	$4,470	$4,714	$4,950
Average daily balance	$2,607	$2,630	$1,337
Weighted-average rate during the year	1.97%	1.08%	0.37%
Ending balance at Dec. 31	$1,939	$3,075	$—
Weighted-average rate at Dec. 31	2.34%	1.27%	—%

Commercial paper	Quarter ended
(dollars in millions)	Dec. 31, 2018	Sept. 30, 2018	Dec. 31, 2017
Maximum month-end balance during the quarter	$1,939	$4,422	$4,714
Average daily balance	$353	$3,102	$3,391
Weighted-average rate during the quarter	2.41%	2.10%	1.23%
Ending balance	$1,939	$735	$3,075
Weighted-average rate at period end	2.34%	2.06%	1.27%

The Bank of New York Mellon, our largest bank subsidiary, issues commercial paper that matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. The fluctuations in the commercial paper balances, compared with prior periods,

38 BNY Mellon

Results of Operations (continued)

primarily reflects management of overall liquidity. The increase in weighted-average rates, compared with prior periods, primarily reflects increases in the Fed Funds effective rate and the issuance of higher-yielding term commercial paper.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollars in millions)	2018	2017	2016
Maximum month-end balance during the year	$3,269	$3,955	$1,280
Average daily balance	$2,545	$1,916	$846
Weighted-average rate during the year	2.26%	1.36%	0.91%
Ending balance at Dec. 31	$3,227	$3,028	$754
Weighted-average rate at Dec. 31	2.64%	1.48%	0.89%

Other borrowed funds	Quarter ended
(dollars in millions)	Dec. 31, 2018	Sept. 30, 2018	Dec. 31, 2017
Maximum month-end balance during the quarter	$3,227	$3,269	$3,955
Average daily balance	$2,903	$2,747	$3,421
Weighted-average rate during the quarter	2.44%	2.33%	1.46%
Ending balance	$3,227	$2,934	$3,028
Weighted-average rate at period end	2.64%	2.48%	1.48%

Other borrowed funds primarily include borrowings from the Federal Home Loan Bank (“FHLB”), overdrafts of sub-custodian account balances in our Investment Services businesses, capital lease obligations and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements. The increase in other borrowed funds, compared with prior periods primarily reflects an increase in borrowings from the FHLB partially offset by a decline in overdrafts and lower capital lease obligations due to the purchase of the leased asset.

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, or to roll over or issue new debt, especially during periods of market stress, at a reasonable cost and in order to meet its short-term (up to one year) obligations. Funding liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flow and collateral needs without adversely affecting daily operations or our financial condition. Funding liquidity risk can arise from funding mismatches, market constraints from the inability to convert assets to cash, the inability to hold or raise cash, low overnight deposits, deposit run-off or contingent liquidity events.

We also manage liquidity risks on an intraday basis. Intraday liquidity risk is the risk that BNY Mellon cannot access funds during the business day to make payments or settle immediate obligations, usually in real time. Intraday liquidity risk can arise from timing mismatches, market constraints from the inability to convert assets to cash, the inability to raise cash intraday, low overnight deposits and/or adverse stress events.

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

The Parent’s policy is to have access to sufficient unencumbered cash and cash equivalents at each quarter-end to cover forecasted debt redemptions, net interest payments and net tax payments for the following 18-month period, and to provide sufficient collateral to satisfy transactions subject to Section 23A of the Federal Reserve Act. As of Dec. 31, 2018, the Parent was in compliance with this policy.

BNY Mellon 39

Results of Operations (continued)

We define available funds for internal liquidity management purposes as liquid funds (which include interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements), cash and due from banks and interest-

bearing deposits with the Federal Reserve and other central banks. The following table presents our total available funds, including liquid funds, at period end and on an average basis.

Available and liquid funds	Dec. 31, 2018	Dec. 31, 2017	Average
(in millions)			2018	2017	2016
Available funds:
Liquid funds:
Interest-bearing deposits with banks	$14,148	$11,979	$14,740	$14,879	$14,704
Federal funds sold and securities purchased under resale agreements	46,795	28,135	27,883	27,192	25,767
Total liquid funds	60,943	40,114	42,623	42,071	40,471
Cash and due from banks	5,864	5,382	5,014	5,039	4,308
Interest-bearing deposits with the Federal Reserve and other central banks	67,988	91,510	68,408	70,213	80,593
Total available funds	$134,795	$137,006	$116,045	$117,323	$125,372
Total available funds as a percentage of total assets	37%	37%	34%	34%	35%

We had $60.9 billion of liquid funds at Dec. 31, 2018 and $40.1 billion at Dec. 31, 2017. Of the $60.9 billion in liquid funds held at Dec. 31, 2018, $14.1 billion was placed in interest-bearing deposits with large, highly-rated global financial institutions with a weighted-average life to maturity of approximately 13 days. Of the $14.1 billion, $1.1 billion was placed with banks in the Eurozone.

Total available funds were $134.8 billion at Dec. 31, 2018, compared with $137.0 billion at Dec. 31, 2017. The decrease was primarily due to lower interest-bearing deposits with the Federal Reserve and other central banks, partially offset by higher federal funds sold and securities purchased under resale agreements.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, commercial paper and other borrowed funds, were $22.0 billion for 2018 and $25.4 billion for 2017. The decrease primarily reflects a decrease in federal funds purchased and securities sold under repurchase agreements.

Average foreign deposits, primarily from our European-based Investment Services business, were

$95.5 billion for 2018, compared with $96.2 billion for 2017. Average interest-bearing domestic deposits were $59.2 billion for 2018 and $46.9 billion for 2017. The increase primarily reflects an increase in demand deposits.

Average payables to customers and broker-dealers were $16.4 billion for 2018 and $19.0 billion for 2017. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $28.3 billion for 2018 and $27.4 billion for 2017. The increase reflects issuances, partially offset by the maturities of long-term debt.

Average noninterest-bearing deposits decreased to $63.8 billion for 2018 from $71.7 billion for 2017, reflecting lower client deposits.

A significant reduction in our Investment Services business would reduce our access to deposits. See “Asset/liability management” for additional factors that could impact our deposit balances.

40 BNY Mellon

Results of Operations (continued)

Sources of liquidity

The Parent’s three major sources of liquidity are access to the debt and equity markets, dividends from its subsidiaries, and cash on hand and cash otherwise made available in business-as-usual circumstances to the Parent through a committed credit facility with our intermediate holding company (“IHC”).

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2018
	Moody’s		S&P	Fitch		DBRS
Parent:
Long-term senior debt	A1		A	AA-		AA (low)
Subordinated debt	A2		A-	A+		A (high)
Preferred stock	Baa1		BBB	BBB		A (low)
Outlook - Parent:	Stable		Stable	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2		AA-	AA		AA
Subordinated debt	NR		A	NR		NR
Long-term deposits	Aa1		AA-	AA+		AA
Short-term deposits	P1		A-1+	F1+		R-1 (high)
Commercial paper	P1		A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	(a)	AA-	AA	(a)	AA
Long-term deposits	Aa1		AA-	AA+		AA
Short-term deposits	P1		A-1+	F1+		R-1 (high)

Outlook - Banks:	Stable		Stable	Stable		Stable

(a)	Represents senior debt issuer default rating.
NR - Not rated.

Long-term debt totaled $29.2 billion at Dec. 31, 2018 and $28.0 billion at Dec. 31, 2017. The balance reflects issuances of $5.2 billion, offset by maturities of $3.7 billion and a decrease in the fair value of hedged long-term debt. The Parent has $4.3 billion of long-term debt that will mature in 2019.

The following table presents the long-term debt issued in 2018.

Debt issuances
(in millions)	2018
Senior notes:
3-month LIBOR + 30bps senior notes due 2020	$1,000
2.95% senior notes due 2023	1,000
3.50% senior notes due 2023	750
3.45% senior notes due 2023	750
3.40% senior notes due 2028	750
3.85% senior notes due 2028	900
Total debt issuances	$5,150

In the second quarter of 2018, BNY Mellon established programs for the issuance of notes and certificates of deposit (“CDs”) issued by The Bank of New York Mellon, our largest bank subsidiary. These programs are designed to improve the diversity of our funding sources and provide additional flexibility in our liquidity planning. In December 2018, we issued $1 billion of senior bank notes maturing in 2020 at an annual interest rate of LIBOR plus 30 basis points. At Dec. 31, 2018, $2.8 billion of CDs were outstanding.

The Bank of New York Mellon, our largest bank subsidiary, issues commercial paper that matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. The average commercial paper borrowings were $2.6 billion for both 2018 and 2017. Commercial paper outstanding was $1.9 billion at Dec. 31, 2018 and $3.1 billion at Dec. 31, 2017.

BNY Mellon 41

Results of Operations (continued)

Subsequent to Dec. 31, 2018, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $3.7 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2018, non-bank subsidiaries of the Parent had liquid assets of approximately $1.7 billion. Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation - Capital Planning and Stress Testing - Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 18 of the Notes to Consolidated Financial Statements.

Pershing LLC has uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. Pershing LLC has three separate uncommitted lines of credit amounting to $750 million in aggregate. There were no borrowings under these lines in 2018. Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has two separate uncommitted lines of credit amounting to $250 million in aggregate. Average borrowings under these lines were $1 million, in aggregate, in 2018.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY Mellon’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash generating fee-based business model, with fee revenue representing 78% of total revenue in 2018, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 117.7% at Dec. 31, 2018 and 122.5% at Dec. 31, 2017, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are payment of dividends, repurchases of common stock, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2018, we paid $1.2 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 26% for 2018.

In 2018, we repurchased 63.7 million common shares at an average price of $51.29 per common share for a total cost of $3.3 billion.

Liquidity coverage ratio

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents the consolidated HQLA at Dec. 31, 2018, and the average HQLA and average LCR for the fourth quarter of 2018.

Consolidated HQLA and LCR	Dec. 31, 2018
(dollars in billions)
Securities (a)	$121
Cash (b)	61
Total consolidated HQLA (c)	$182

Total consolidated HQLA - average (c)	$164
Average LCR	118%

(a)	Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereign securities, U.S. agency and investment-grade corporate debt.

(b)	Primarily includes cash on deposit with central banks.

(c)
Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $133 billion at Dec. 31, 2018 and averaged $121 billion for the fourth quarter of 2018.

The U.S. LCR rule requires BNY Mellon and each of our affected domestic bank subsidiaries to meet an LCR of at least 100%. BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements throughout 2018.

42 BNY Mellon

Results of Operations (continued)

Statement of cash flows

The following summarizes the activity reflected on the consolidated statement of cash flows. While this information may be helpful to highlight certain macro trends and business strategies, the cash flow analysis may not be as relevant when analyzing changes in our net earnings and net assets. We believe that in addition to the traditional cash flow analysis, the discussion related to liquidity and dividends and asset/liability management herein may provide more useful context in evaluating our liquidity position and related activity.

Net cash provided by operating activities was $6.0 billion in 2018, compared with $4.7 billion in 2017 and $6.3 billion in 2016. In 2018, 2017 and 2016, cash flows provided by operations were principally the result of earnings. In 2018, cash flows provided by operations was also the result of changes in accruals and other balances, partially offset by changes in trading assets and liabilities. In 2017, cash flows provided by operations were partially offset by changes in trading assets and liabilities. In 2016, cash flows provided by operations also reflect changes in trading assets and liabilities, partially offset by changes in accruals and other balances.

Net cash provided by investing activities was $3.3 billion in 2018, compared with net cash used for investing activities of $32.7 billion in 2017 and net cash provided by investing activities of $50.3 billion in 2016. In 2018, 2017 and 2016, net cash provided by or used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks and the net impact of securities activity. In 2018, net cash provided by investing activities was partially offset by changes in federal funds sold and securities purchased under resale agreements.

Net cash used for financing activities was $8.1 billion in 2018, compared with net cash provided by financing activities of $26.8 billion in 2017 and net cash used for financing activities of $59.1 billion in 2016. In 2018, net cash used for financing activities primarily reflects repayments of long-term debt, common stock repurchases and changes in deposits, partially offset by proceeds from the issuance of long-term debt. In 2017 and 2016, net cash provided by, or used for, financing activities primarily reflects changes in deposits and changes in federal funds purchased and securities sold under repurchase agreements. In 2017, net cash provided by financing activities also reflects net proceeds from the issuance of long-term debt, changes in commercial paper and other borrowed funds, partially offset by common stock repurchases. In 2016, net cash used for financing activities also reflects repayment of long-term debt and common stock repurchases, partially offset by the net proceeds from the issuance of long-term debt.

BNY Mellon 43

Results of Operations (continued)

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors. In addition to the amounts shown in the table below, at Dec. 31, 2018, $103 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740, Income Taxes. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $22 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Contractual obligations at Dec. 31, 2018		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$128,032	$128,032	$—	$—	$—
Term deposits	40,592	40,543	48	—	1
Federal funds purchased and securities sold under repurchase agreements	14,243	14,243	—	—	—
Payables to customers and broker-dealers	19,731	19,731	—	—	—
Other borrowed funds (a)	3,227	3,227	—	—	—
Long-term debt (b)	33,614	5,080	10,883	7,650	10,001
Unfunded pension and post-retirement benefits	256	27	58	53	118
Investment commitments (c)	479	201	230	30	18
Total contractual obligations	$240,174	$211,084	$11,219	$7,733	$10,138

(a)	Includes capital leases.

(b)	Includes interest.

(c)	Includes Community Reinvestment Act commitments.

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2018		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications (a)	$401,504	$401,504	$—	$—	$—
Lending commitments	50,631	29,766	6,985	13,310	570
Standby letters of credit	2,817	1,972	496	349	—
Operating leases	1,459	264	455	308	432
Purchase obligations (b)	1,374	722	465	148	39
Commercial letters of credit	165	165	—	—	—
Private equity commitments (c)	41	17	13	11	—
Total commitments	$457,991	$434,410	$8,414	$14,126	$1,041

(a)	Excludes the indemnifications for securities booked at BNY Mellon resulting from the CIBC Mellon joint venture, which totaled $56 billion at Dec. 31, 2018.

(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

(c)	Relates to SBIC investments, which are compliant with the Volcker Rule.

See “Liquidity and dividends” and Note 21 of the Notes to Consolidated Financial Statements for a further discussion of the source of funds for our commitments and obligations.

Off-balance sheet arrangements

Off-balance sheet arrangements discussed in this section are limited to guarantees, retained or contingent interests and obligations arising out of unconsolidated variable interest entities (“VIEs”). For BNY Mellon, these items include certain guarantees. Guarantees include SBLCs issued as part of our corporate banking business and securities lending indemnifications issued as part of our Investment Services business. See Note 21 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

44 BNY Mellon

Results of Operations (continued)

Capital

Capital data (dollars in millions except per share amounts; common shares in thousands)	2018	2017
At period end:
BNY Mellon shareholders’ equity to total assets ratio	11.2%	11.1%
BNY Mellon common shareholders’ equity to total assets ratio	10.2%	10.1%
Total BNY Mellon shareholders’ equity	$40,638	$41,251
Total BNY Mellon common shareholders’ equity (a)	$37,096	$37,709
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)	$18,290	$18,486
Book value per common share (a)	$38.63	$37.21
Tangible book value per common share – Non-GAAP (a)	$19.04	$18.24
Closing stock price per common share	$47.07	$53.86
Market capitalization	$45,207	$54,584
Common shares outstanding	960,426	1,013,442

Full-year:
Average common equity to average assets	11.0%	10.5%
Cash dividends per common share	$1.04	$0.86
Common dividend payout ratio	26%	23%
Common dividend yield	2.2%	1.6%

(a)	See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 105 for a reconciliation of GAAP to Non-GAAP.

The Bank of New York Mellon Corporation total shareholders’ equity decreased to $40.6 billion at Dec. 31, 2018 from $41.3 billion at Dec. 31, 2017. The decrease primarily reflects common stock repurchases, dividend payments and unrealized losses on securities available-for-sale, partially offset by earnings and the impact of stock awards and option exercises.

We repurchased 63.7 million common shares at an average price of $51.29 per common share for a total of $3.3 billion in 2018 including the additional share repurchases approved in December 2018. We expect to continue to repurchase shares in the first half of 2019 under the 2018 capital plan.

The unrealized loss, net of tax, on our available-for-sale securities portfolio included in accumulated OCI was $167 million at Dec. 31, 2018, compared with a net unrealized gain of $184 million at Dec. 31, 2017. The decrease in the unrealized gain, net of tax, was primarily driven by higher interest rates.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2018 and Dec. 31, 2017, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

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

The U.S. banking agencies’ capital rules are based on the framework adopted by the Basel Committee on Banking Supervision (“BCBS”), as amended from time to time. For additional information on these capital requirements, see “Supervision and Regulation.” BNY Mellon is subject to the U.S. capital rules, which were gradually phased-in over a multi-year period through Jan. 1, 2019. The phase-in requirements for consolidated capital were completed on Jan. 1, 2018.

Our risk-based capital adequacy is determined using the higher of RWAs determined using the Advanced Approach and Standardized Approach.

BNY Mellon 45

Results of Operations (continued)

The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2018					Dec. 31, 2017
	Well capitalized		Minimum required	(a)	Capital ratios	Fully phased-in	Transitional	(b)

Consolidated regulatory capital ratios: (c)(d)
Advanced Approach:
CET1 ratio	N/A	(e)	7.5%		10.7%	10.3%	10.7%
Tier 1 capital ratio	6%		9		12.8	12.3	12.7
Total capital ratio	10%		11		13.6	13.0	13.4
Standardized Approach:
CET1 ratio	N/A	(e)	7.5%		11.7%	11.5%	11.9%
Tier 1 capital ratio	6%		9		14.1	13.7	14.2
Total capital ratio	10%		11		15.1	14.7	15.1
Tier 1 leverage ratio	N/A	(e)	4		6.6	6.4	6.6
SLR (f)	N/A	(e)	5		6.0	5.9	6.1

The Bank of New York Mellon regulatory capital ratios: (c)
Advanced Approach:
CET1 ratio	6.5%		6.375%		14.0%	N/A	14.1%
Tier 1 capital ratio	8		7.875		14.3	N/A	14.4
Total capital ratio	10		9.875		14.7	N/A	14.7
Tier 1 leverage ratio	5		4		7.6	N/A	7.6
SLR (f)	6		3		6.8	6.7	6.9

(a)	Minimum requirements for Dec. 31, 2018 include minimum thresholds plus currently applicable buffers.

(b)	Reflects transitional adjustments to CET1, Tier 1 capital and Tier 2 capital required in 2017 under the U.S. capital rules.

(c)
For our CET1, Tier 1 capital and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. The Tier 1 leverage ratio is based on Tier 1 capital and quarterly average total assets.

(d)
See page 48 for the capital ratio requirements with the phase-in of the capital conservation buffer and the U.S. Global Systemically Important Bank (“G-SIB”) surcharge, as well as the introduction of the SLR buffer.

(e)	The Federal Reserve’s regulations do not establish well capitalized thresholds for these measures for BHCs.

(f)	SLR became a binding measure on Jan. 1, 2018. The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures.

Our CET1 ratio determined under the Advanced Approach was 10.7% at Dec. 31, 2018 and 10.7%, on a transitional basis, at Dec. 31, 2017. The ratio was unchanged compared to Dec. 31, 2017, reflecting capital deployed through common stock repurchases and dividend payments, and the final phase-in requirements under U.S. capital rules, offset by capital generated through earnings and lower RWAs.

Our SLR was 6.0% at Dec. 31, 2018 and 6.1%, on a transitional basis, at Dec. 31, 2017.

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

46 BNY Mellon

Results of Operations (continued)

The following table presents our capital components and RWAs.

Capital components and risk-weighted assets		Dec. 31, 2017
	Dec. 31, 2018	Fully phased-in	Transitional Approach	(a)
(in millions)
CET1:
Common shareholders’ equity	$37,096	$37,709	$37,859
Adjustments for:
Goodwill and intangible assets (b)	(18,806)	(19,223)	(18,684)
Net pension fund assets	(320)	(211)	(169)
Equity method investments	(361)	(387)	(372)
Deferred tax assets	(42)	(41)	(33)
Other	—	(9)	(8)
Total CET1	17,567	17,838	18,593
Other Tier 1 capital:
Preferred stock	3,542	3,542	3,542
Deferred tax assets	—	—	(8)
Net pension fund assets	—	—	(42)
Other	(65)	(41)	(41)
Total Tier 1 capital	$21,044	$21,339	$22,044
Tier 2 capital:
Subordinated debt	$1,250	$1,250	$1,250
Allowance for credit losses	252	261	261
Other	(10)	(12)	(12)
Total Tier 2 capital – Standardized Approach	1,492	1,499	1,499
Excess of expected credit losses	65	31	31
Less: Allowance for credit losses	252	261	261
Total Tier 2 capital – Advanced Approach	$1,305	$1,269	$1,269
Total capital:
Standardized Approach	$22,536	$22,838	$23,543
Advanced Approach	$22,349	$22,608	$23,313

Risk-weighted assets:
Standardized Approach	$149,618	$155,324	$155,621
Advanced Approach:
Credit Risk	$92,917	$101,366	$101,681
Market Risk	3,454	3,657	3,657
Operational Risk	68,300	68,688	68,688
Total Advanced Approach	$164,671	$173,711	$174,026

Average assets for Tier 1 leverage ratio	$319,007	$330,894	$331,600
Total leverage exposure for SLR	$347,943	$360,543	$361,249

(a)	Reflects transitional adjustments to CET1, Tier 1 capital and Tier 2 capital required in 2017 under the U.S. capital rules.

(b)	Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

BNY Mellon 47

Results of Operations (continued)

The table below presents the factors that impacted the CET1 capital.

CET1 generation	Dec. 31, 2018
(in millions)
CET1 – Beginning of period	$17,838
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	4,097
Goodwill and intangible assets, net of related deferred tax liabilities	417
Gross CET1 generated	4,514
Capital deployed:
Common stock dividends	(1,052)
Common stock repurchased	(3,269)
Total capital deployed	(4,321)
Other comprehensive income:
Foreign currency translation	(302)
Unrealized loss on assets available-for-sale	(380)
Defined benefit plans	(120)
Unrealized gain on cash flow hedges	(10)
Other	(2)
Total other comprehensive income	(814)
Additional paid-in capital (a)	453
Other (deductions) additions:
Net pension fund assets	(109)
Deferred tax assets	(1)
Embedded goodwill	26
Other	(19)
Total other deductions	(103)
Net CET1 deployed	(271)
CET1 – End of period	$17,567

(a)	Primarily related to stock awards, the exercise of stock options and stock issued for employee benefit plans.

Minimum capital ratios and capital buffers

The U.S. capital rules include a series of buffers and surcharges over required minimums that apply to BHCs, including BNY Mellon, which are being phased-in over time. Banking organizations with a risk-based ratio or SLR above the minimum required level, but with a risk-based ratio or SLR below the minimum level with buffers, will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall. Different regulatory capital buffers apply to our banking subsidiaries.

The following table presents the principal minimum capital ratio requirements with buffers and surcharges, as phased-in, applicable to the Parent and our U.S. insured depository institutions. This table does not include the imposition of a countercyclical capital buffer. Buffers and surcharges are not applicable to the Tier 1 leverage ratio. The SLR buffer was fully implemented on Jan. 1, 2018 and the other buffers and surcharge were fully implemented on Jan. 1, 2019.

Capital ratio requirements			Minimum ratios with buffers, as phased-in (a)
	Well capitalized	Minimum ratios
			2018		2019
Capital conservation buffer (CET1)			1.875%		2.5%
U.S. G-SIB surcharge (CET1) (b)(c)			1.125%		1.5%

Consolidated:
CET1 ratio	N/A	4.5%	7.5%		8.5%
Tier 1 capital ratio	6.0%	6.0%	9.0%		10.0%
Total capital ratio	10.0%	8.0%	11.0%		12.0%

Enhanced SLR buffer (Tier 1 capital)	N/A		2.0%		2.0%
SLR	N/A	3.0%	5.0%		5.0%

U.S. insured depository institutions: (c)
CET1 ratio	6.5%	4.5%	6.375%		7.0%
Tier 1 capital ratio	8.0%	6.0%	7.875%		8.5%
Total capital ratio	10.0%	8.0%	9.875%		10.5%

SLR	6.0%	3.0%	6.0%	(d)	6.0%	(d)

(a)	Countercyclical capital buffer currently set to 0%.

(b)	The fully phased-in U.S. G-SIB surcharge of 1.5% applicable to BNY Mellon is subject to change.

(c)	The U.S. G-SIB surcharge is not applicable to the regulatory capital ratios of the bank subsidiaries.

(d)	Well capitalized threshold.

48 BNY Mellon

Results of Operations (continued)

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2018 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2018
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	7	bps	8	bps
Advanced Approach	6		7

Tier 1 capital:
Standardized Approach	7		9
Advanced Approach	6		8

Total capital:
Standardized Approach	7		10
Advanced Approach	6		8

Tier 1 leverage	3		2

SLR	3		2

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

Issuer purchases of equity securities

Share repurchases - fourth quarter of 2018			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2018
(dollars in millions, except per share information; common shares in thousands)	Total shares repurchased	Average price per share
October 2018	7,763	$47.30	7,763	$1,432
November 2018	1,479	51.14	1,479	1,356
December 2018	19,702	47.15	19,702	1,257
Fourth quarter of 2018 (a)	28,944	$47.40	28,944	$1,257	(b)

(a)
Includes 14 thousand shares repurchased at a purchase price of $1 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price per share of open market purchases was $47.39.

(b)	Represents the maximum value of the shares authorized to be repurchased through the second quarter of 2019, including employee benefit plan repurchases.

In June 2018, in connection with the Federal Reserve’s non-objection to our 2018 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $2.4 billion of common stock starting in the third quarter of 2018 and continuing through the second quarter of 2019. This new share repurchase plan replaces all previously authorized share repurchase plans.

In December 2018, the Federal Reserve approved the repurchase of up to $830 million of additional common stock under our repurchase program. Our

Board of Directors approved the additional share repurchases, all of which were repurchased in the fourth quarter of 2018. These repurchases were in addition to the Company’s repurchase of $2.4 billion of common stock previously approved by the Board and announced in June 2018.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share

BNY Mellon 49

Results of Operations (continued)

repurchase and other structured transactions. The timing and exact amount of any common stock repurchases will depend on various factors, including market conditions and the common stock trading price; the Company’s capital position, liquidity and financial performance; alternative uses of capital; and legal and regulatory considerations.

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

See Note 22 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.

The following tables indicate the calculated VaR amounts for the trading portfolio for the designated periods using the historical simulation VaR model.

VaR (a)	2018			Dec. 31, 2018
(in millions)	Average	Minimum	Maximum
Interest rate	$4.1	$3.0	$5.5	$4.3
Foreign exchange	4.3	2.9	8.3	4.1
Equity	0.7	—	1.2	0.8
Credit	0.9	0.6	2.6	0.6
Diversification	(4.2)	N/M	N/M	(3.2)
Overall portfolio	5.8	3.6	10.4	6.6

VaR (a)	2017			Dec. 31, 2017
(in millions)	Average	Minimum	Maximum
Interest rate	$3.6	$2.4	$4.9	$4.4
Foreign exchange	4.1	2.6	8.6	8.6
Equity	0.5	0.1	1.1	0.8
Credit	1.1	0.5	1.7	1.3
Diversification	(5.0)	N/M	N/M	(5.2)
Overall portfolio	4.3	3.2	9.9	9.9

(a)	VaR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.
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

50 BNY Mellon

Results of Operations (continued)

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

During 2018, interest rate risk generated 41% of average gross VaR, foreign exchange risk generated 43% of average gross VaR, equity risk accounted for 7% of average gross VaR and credit risk generated 9% of average gross VaR. During 2018, our daily trading loss exceeded our calculated VaR amount of the overall portfolio on one occasion.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)	Quarter ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	March 31, 2018	Dec. 31, 2017
(dollars in millions)
Revenue range:	Number of days
Less than $(2.5)	1	—	1	—	2
$(2.5) – $0	7	6	3	2	4
$0 – $2.5	17	30	21	18	23
$2.5 – $5.0	24	20	30	32	22
More than $5.0	13	7	9	10	11

(a)
Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

Trading assets include debt and equity instruments and derivative assets, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading assets were $7.0 billion at Dec. 31, 2018 and $6.0 billion at Dec. 31, 2017. The increase was impacted by the reclassification of money market fund investments of approximately $1 billion primarily from available-for-sale securities.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading liabilities were $3.5 billion at Dec. 31, 2018 and $4.0 billion at Dec. 31, 2017.

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

At Dec. 31, 2018, our OTC derivative assets, including those in hedging relationships, of $2.8 billion included a credit valuation adjustment (“CVA”) deduction of $22 million. Our OTC derivative liabilities, including those in hedging relationships, of $2.4 billion included a debit valuation adjustment (“DVA”) of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $4 million and the DVA increased by less than $1 million in 2018. The net impact of these adjustments increased foreign exchange and other trading revenue by $5 million in 2018. During 2018, no realized loss was charged off against CVA reserves.

At Dec. 31, 2017, our OTC derivative assets, including those in hedging relationships, of $3.1 billion included a CVA deduction of $27 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.6 billion included a DVA of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $9 million and the DVA decreased by $1 million in 2017. The net impact of these adjustments increased foreign

BNY Mellon 51

Results of Operations (continued)

exchange and other trading revenue by $8 million in 2017. During 2017, no realized loss was charged off against CVA reserves.

The table below summarizes the risk ratings for our foreign exchange and interest rate derivative counterparty credit exposure during the past five quarters. This information indicates the degree of risk to which we are exposed. Significant changes in ratings classifications for our foreign exchange and other trading activity could result in increased risk for us.

Foreign exchange and other trading counterparty risk rating profile (a)	Quarter ended
	Dec. 31, 2018	Sept. 30, 2018	June 30, 2018	March 31, 2018	Dec. 31, 2017

Rating:
AAA to AA-	50%	48%	37%	48%	44%
A+ to A-	28	30	41	27	31
BBB+ to BBB-	18	19	18	20	20
Non-investment grade (BB+ and lower)	4	3	4	5	5
Total	100%	100%	100%	100%	100%

(a)	Represents credit rating agency equivalent of internal credit ratings.

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

An earnings simulation model is the primary tool used to assess changes in pre-tax net interest revenue. The model incorporates management’s assumptions regarding interest rates, market spreads, changes in the prepayment behavior of loans and securities and the impact of derivative financial instruments used for interest rate risk management purposes. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior and are inherently uncertain. Actual results may differ materially from projected results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management’s strategies, among other factors.

In the table below, we use the earnings simulation model to run various interest rate ramp scenarios from a baseline scenario. The interest rate ramp scenarios examine the impact of large interest rate movements. In each scenario, all currencies’ interest rates are shifted higher or lower. The baseline scenario is based on our quarter-end balance sheet and the spot yield curve. The 100 basis point ramp scenario assumes rates change 25 basis points above or below the yield curve in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter change. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period.

The following table shows net interest revenue sensitivity for BNY Mellon.

Estimated changes in net interest revenue (in millions)	Dec. 31, 2018	Sept. 30, 2018	Dec. 31, 2017
Up 200 bps parallel rate ramp vs. baseline (a)	$411	$362	$280
Up 100 bps parallel rate ramp vs. baseline (a)	198	180	148
Down 100 bps parallel rate ramp vs. baseline (a)	(163)	(140)	(225)
Long-term up 50 bps, short-term unchanged (b)	82	83	105
Long-term down 50 bps, short-term unchanged (b)	(98)	(96)	(122)

(a)	In the parallel rate ramp, both short-term and long-term rates move in four equal quarterly increments.

(b)	Long-term is equal to or greater than one year.

52 BNY Mellon

Results of Operations (continued)

Sensitivities in the 200 bps and 100 bps parallel rate ramp scenarios increased in the fourth quarter of 2018 from the third quarter of 2018 primarily driven by a favorable asset and liability mix change. In the first quarter of 2018, we changed the net interest revenue sensitivity methodology to assume static deposit levels. Previously, our sensitivities included assumptions about deposit runoff which were difficult to predict. Prior period results have been restated to conform to the current methodology.

To illustrate the net interest revenue sensitivity to deposit runoff, we note that a $5 billion reduction of U.S. dollar denominated non-interest bearing deposits would reduce the net interest revenue sensitivity results in the ramp up 100 basis point and 200 basis point scenarios in the table above by approximately $150 million and approximately $185 million, respectively. The impact would be smaller if the runoff was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

For a discussion of factors impacting the growth or contraction of deposits, see “Risk Factors - Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.”

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

Estimated changes in EVE	Dec. 31, 2018

Rate change:
Up 200 bps vs. baseline	0.8%
Up 100 bps vs. baseline	0.8%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2018, net investments in foreign operations totaled $13 billion and were spread across 15 foreign currencies.

BNY Mellon 53

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

The Audit Committee is also comprised entirely of independent directors. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our registered public accountant and internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Senior Risk and Control Committee (“SRCC”) is the most senior management body responsible for ensuring that emerging risks are weighed against the corporate risk appetite. The SRCC also reviews any material breaches to our risk appetite and approves action plans required to remediate the issue. SRCC provides oversight for the risk management, compliance and ethics framework. The Chief Executive Officer, Chief Risk Officer and Chief Financial Officer are among SRCC’s members.

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

BNY Mellon 54

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

We have established operational risk management as an independent risk discipline. The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

•
Board Oversight and Governance – The Risk Committee of the Board oversees our operational risk management strategy in addition to overseeing our strategic management of credit and market risk. The Risk Committee meets regularly to review operational risk management initiatives, discuss key risk issues and review the effectiveness of the risk management systems.

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

•
Technology Risk is a subset of operational risk. Technology Risk Management is under the leadership of the Global Chief Technology Risk Officer (“CTRO”) and drives the development of global technology policies, controls and methods for assessing, measuring and monitoring information and technology risk for BNY Mellon.

BNY Mellon 55

Risk Management (continued)

Technology Risk Management partners with the businesses to drive better understanding and a more accurate assessment of operational risks that can occur from technology operations.

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

The Company has indirect market risk exposure associated with the change in the value of financial collateral underlying securities financing and derivatives positions. The Collateral Margin Review Committee reviews and approves the standards for collateral received or paid in respect of collateralized derivative agreements and securities financing transactions.

In addition to the Risk Committee, oversight of market risk is performed by the SRCC and Balance Sheet Risk Committee (“BSRC”) and through executive review meetings. Detailed reviews of stress tests results are conducted during the Markets Weekly Risk Review. Senior managers from Risk Management, Finance and Sales and Trading attend the review. Regarding the Corporate Treasury function, oversight is provided by the Treasury Risk Committee, biweekly Portfolio Management Group risk meetings, Business Risk Committee and numerous portfolio reviews.

The Business Risk Committee for the Markets business also provides a forum for market risk oversight. The goal of the Business Risk Committee meeting, which is held monthly, is to review key risk and control issues and related initiatives facing all Markets lines of business. Also addressed during the Business Risk Committee meetings are trading VaR and trading stressed VaR exposures against limits.

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

56 BNY Mellon

Risk Management (continued)

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

BNY Mellon 57

Risk Management (continued)

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

We also perform liquidity stress tests (“LSTs”) to evaluate whether the Company and certain domestic bank subsidiaries maintain sufficient liquidity resources under multiple stress scenarios. LSTs are based on scenarios that measure liquidity risks under unlikely but plausible conditions. We perform these tests under various time horizons ranging from one day to one year in a base case, as well as supplemental tests to determine whether the Company and certain domestic subsidiaries’ liquidity is sufficient for severe market events and firm-specific events. The Parent’s LST framework includes the Resolution Liquidity Adequacy and Positioning (“RLAP”) test. The RLAP test is designed to ensure that the liquidity needs of certain key subsidiaries in a stress environment can be met by available resources held directly within the entity itself or at the Parent or IHC, as applicable. Our results indicate that we have sufficient RLAP liquidity.

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

Enterprise-Wide Stress Testing performs analyses across the Company’s lines of business, products, geographic areas, and risk types incorporating the results from the different underlying models and projections given alternative stress test scenarios. It is an important component of assessing the adequacy of capital as well as identifying any high risk touch points in business activities. Furthermore, by integrating enterprise-wide stress testing into the Company’s capital planning process, the results provide a forward-looking evaluation of the ability to complete planned capital actions in a more-adverse-than-anticipated economic environment.

58 BNY Mellon

Risk Management (continued)

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

BNY Mellon 59

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

The financial services industry has been the subject of enhanced regulatory oversight in the past decade globally, and this trend may continue in the future. Our businesses have been subject to a significant number of global reform measures. In particular, the Dodd-Frank Act and its implementing regulations have significantly restructured the financial regulatory regime in the U.S. and enhanced supervision and prudential standards for large and internationally active BHCs like BNY Mellon. The implications of the Dodd-Frank Act for our businesses depend to a large extent on the manner in which implementing regulations continue to be established and interpreted by the primary U.S. financial regulatory agencies - the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”), the Office of the Comptroller of the Currency (“OCC”), the Securities and Exchange Commission (“SEC”) and the Commodity Futures Trading Commission (“CFTC”). The implications are also dependent on continuing changes in market practices and structures in response to the requirements of the Dodd-Frank Act and financial reforms in other jurisdictions. Certain aspects of the Dodd-Frank Act remain subject to further rulemaking, take effect over various transition periods, or contain other elements that make it difficult to precisely anticipate their full impact. In addition, other national and global non-

U.S. reform measures adopted or under consideration by various policy makers that are being considered may materially adversely impact us.

Political developments may result in legislative and regulatory changes to key aspects of the Dodd-Frank Act, its implementing regulations, and related laws, including the recently enacted Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Reform Act”), discussed later in this section. In addition, the UK referendum vote to withdraw from the European Union, discussed below, and the implementation of that decision have resulted in uncertainty as to the implementation, scope and timing of regulatory reforms affecting our UK and EU operations and contingency planning for our EU operating model.

United Kingdom’s Withdrawal from the European Union (“Brexit”)

The United Kingdom is scheduled to withdraw from the European Union on March 29, 2019. In anticipation of this event, BNY Mellon has assessed the impact of this withdrawal on our businesses. Our program currently assumes that the UK will leave the EU without an agreement in place, meaning that, among other things, UK firms will lose the benefit of transacting within the EU by relying on their existing “passport” on March 29, 2019.

BNY Mellon maintains a presence in the UK through the London branch of The Bank of New York Mellon, The Bank of New York Mellon (International) Limited and a number of its investment management subsidiaries, and in the remaining EU member states, through The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) and through certain of its investment management subsidiaries. We have undertaken, and continue to undertake, adjustments to the operations of BNY Mellon SA/NV so that it may provide a wider range of services to clients domiciled in the EU.

Enhanced Prudential Standards

The Federal Reserve has adopted rules (“Final SIFI Rules”) to implement liquidity requirements, stress testing of capital and overall risk management requirements affecting U.S. SIFIs. BNY Mellon must comply with enhanced liquidity and overall risk management standards, which include maintenance of a buffer of highly liquid assets based on projected

BNY Mellon 60

Supervision and Regulation (continued)

funding needs for 30 days. The liquidity buffer is in addition to the U.S. banking agencies’ rules regarding the LCR, discussed below, and is described by the Federal Reserve as being “complementary” to those liquidity standards.

Financial Services Regulatory Reform Legislation

The Reform Act became law in May 2018. Provisions of the Reform Act that may impact BNY Mellon include the elimination of the Dodd-Frank company-run stress test requirements for BHCs, banks, and other financial companies with less than $250 billion in assets, including BNY Mellon, N.A.; the elimination of the “adverse scenario” as a required stress scenario, reducing the minimum number of supervisory scenarios from three (baseline, adverse, and severely adverse) to two (baseline and severely adverse); and its direction to U.S. banking agencies to exclude certain central bank deposit placements from the total leverage exposure (the SLR denominator) of custody banks, including BNY Mellon and The Bank of New York Mellon, to the extent of the value of client deposits at the custody bank that are linked to fiduciary, custody or safekeeping accounts. See “Regulatory Stress-Testing Requirements” and “Leverage Ratios” below.

Single Counterparty Credit Limits

On June 14, 2018, the Federal Reserve approved a final rule imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY Mellon, that are G-SIBs or that have $250 billion or more in total consolidated assets. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities. The final rule introduces new definitions of “subsidiary” and “affiliate” under a financial consolidation standard that is consistent with accounting standards. The final rule will apply to BNY Mellon beginning Jan. 1, 2020.

The final rule establishes two primary credit exposure limits: (1) a covered domestic BHC may not have aggregate net credit exposure to any unaffiliated counterparty in excess of 25% of its tier 1 capital, and (2) a U.S. G-SIB is further prohibited from having aggregate net credit exposure in excess of 15% of its tier 1 capital to any “major counterparty” (defined as a G-SIB or a nonbank SIFI). The final rule adopts a risk-sensitive exposure measurement methodology for securities financing transactions (“SFTs”) that permits the use of any method authorized under the Federal Reserve’s capital rules, including internal models.

BNY Mellon is still evaluating the impact that the final rule will have, which will depend on various factors including, for example, the Federal Reserve’s interpretation of the final rule, whether interpretive guidance is published and the impact of the final rule on other covered firms.

Capital Planning and Stress Testing

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its banks and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions, and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including its obligations with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors. Various federal and state laws and regulations limit the amount of dividends that may be paid to the Parent by our bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The OCC, the Federal Reserve and the FDIC have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the Federal Deposit Insurance Act, as amended (the “FDI Act”), an insured depository institution (“IDI”) may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

BNY Mellon 61

Supervision and Regulation (continued)

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

BNY Mellon’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”), implementing its capital plan rule. That rule requires BNY Mellon to submit an annual capital plan to the Federal Reserve. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plans. Generally, BNY Mellon and other affected BHCs may pay dividends, repurchase stock and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to our capital plan for quantitative or qualitative reasons, including if the plan does not show that the covered BHC will meet, for each quarter throughout the nine-quarter planning horizon covered by the capital plan, all minimum regulatory capital ratios under applicable capital rules as in effect for that quarter on a pro forma basis under the base case and stressed scenarios (including a severely adverse scenario provided by the Federal Reserve). The capital plan rule also stipulates that we may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios.

The purpose of CCAR is to ensure that these BHCs have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. The 2018 CCAR instructions, consistent with prior Federal Reserve guidance, provide that capital plans contemplating dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny. BNY Mellon’s common stock dividend payout ratio was 26% for 2018. See “Capital” for information about our 2018 capital plan.

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary Dodd-Frank Act Stress Tests (“DFAST”). The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, we are required to undergo regulatory stress tests conducted by the Federal Reserve annually, and to conduct our own internal stress tests pursuant to regulatory requirements twice annually. In addition, The Bank of New York Mellon is required to conduct its own annual internal stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). The Reform Act revised the Dodd-Frank company-run stress test requirements for BHCs subject to enhanced prudential standards, such as BNY Mellon, to require periodic, rather than semi-annual, company-run stress tests.  Proposed Federal Reserve regulations would require BNY Mellon and other affected BHCs to conduct an annual, but not a mid-cycle, company-run stress test effective beginning with the 2020 cycle. The Reform Act also eliminated the Dodd-Frank company-run stress test requirements for BHCs, banks, and other financial companies with less than $250 billion in assets, including BNY Mellon, N.A. Results from our annual company-run stress tests are reported to the appropriate regulators and published. The Federal Reserve published the results of its most recent

62 BNY Mellon

Supervision and Regulation (continued)

annual 2018 DFAST stress-test on June 21, 2018. We published the results of our most recent company-run annual stress test on June 21, 2018, and the results of our company-run mid-year stress test on Oct. 12, 2018.

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

U.S. Capital Rules - Minimum Risk-Based Capital Ratios and Capital Buffers

Consistent with the terms of the Basel III framework and the Dodd-Frank Act, as amended by the Reform Act, the U.S. capital rules require Advanced Approaches banking organizations, such as BNY Mellon, to satisfy minimum risk-based capital ratios using both the U.S. capital rules’ standardized approach risk-weightings framework (the “Standardized Approach”) and the advanced approaches risk-weighting framework (the “Advanced Approaches”). See “Capital” for details on these requirements. In addition, these minimum ratios are supplemented by a capital conservation buffer required threshold that began being phased in on Jan. 1, 2016, in increments of 0.625% per year until it reached 2.5% on Jan. 1, 2019. The capital conservation buffer can only be satisfied with CET1 capital.

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

The U.S. capital rules’ buffers are also supplemented by a risk-based capital surcharge on G-SIBs which requires G-SIBs to calculate their surcharges under two methods (referred to as “method 1” and “method 2”) and use the higher of the two surcharges. The first method is based on the BCBS’s framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. The second method uses similar inputs, but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. Consistent with the phase-in of the capital conservation buffer, the G-SIB capital surcharge began to be phased-in beginning on Jan. 1, 2016 and became fully effective on Jan. 1, 2019. The G-SIB surcharge applicable to BNY Mellon is 1.5% on a fully phased-in basis.

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

BNY Mellon 63

Supervision and Regulation (continued)

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

Concerning securities finance transactions, including transactions in which we serve as agent and provide securities replacement indemnification to a securities lender, the U.S. capital rules do not permit a banking organization to use a simple VaR approach to calculate exposure amounts for repo-style transactions or to use internal models to calculate the exposure amount for the counterparty credit exposure for repo-style transactions under the Standardized Approach (although these methodologies are allowed in the Advanced Approaches). Under the Standardized Approach, a banking organization may use a collateral haircut approach to recognize the credit risk mitigation benefits of financial collateral that secures a repo-style transaction, including an agented securities lending transaction, among other transactions. To apply the collateral haircut approach, a banking organization must determine the exposure amount and the relevant risk weight for the counterparty and collateral posted.

Federal Reserve Proposed Changes to CCAR and its Capital Rules

On April 10, 2018, the Federal Reserve issued a proposed rule that would integrate its regulatory capital, capital planning, and stress test rules, as well as the CCAR process. The proposal would introduce a stress capital buffer (“SCB”) that would be part of the firm’s quarterly capital requirements.  The proposal would replace the current static 2.5% capital conservation buffer with an SCB requirement for Standardized Approach capital ratios that would, among other things, be tied to the projected decrease in a firm’s common equity Tier 1 capital ratio in the Federal Reserve’s supervisory severely adverse scenario. The proposed rule would introduce a new requirement that firms reduce their planned capital distributions if those distributions would not be consistent with the applicable buffer constraints based on the firms’ own baseline scenario projections. In addition, the proposed rule would introduce a stress leverage buffer (“SLB”) that is analogous to the SCB and applies to firms’ Tier 1 leverage ratios.  Under the proposal, a firm’s first SCB and SLB would become effective on Oct. 1, 2019.

Leverage Ratios

The U.S. capital rules require a minimum 4% leverage ratio for all banking organizations, as well as a 3% Basel III-based SLR for Advanced Approaches banking organizations, including BNY Mellon, which became effective Jan. 1, 2018. Unlike the Tier 1 leverage ratio, the SLR includes certain off-balance sheet exposures in the denominator, including the potential future credit exposure of derivative contracts and 10% of the notional amount of unconditionally cancelable commitments.

The Reform Act directed the U.S. banking agencies to exclude certain central bank deposit placements from the total leverage exposure (the SLR denominator) of custody banks, including BNY Mellon and The Bank of New York Mellon. The U.S. banking agencies have not yet proposed rules implementing this provision. See “Federal Reserve and OCC Proposed Amendments to the Enhanced Supplementary Leverage Ratio Requirements for U.S. G-SIBs” below for a discussion of additional proposed amendments to applicable SLR requirements.

64 BNY Mellon

Supervision and Regulation (continued)

The U.S. G-SIBs (including BNY Mellon) are subject to an enhanced SLR, which requires us to maintain an SLR of greater than 5% (composed of the current minimum requirement of 3% plus a greater than 2% buffer) and requires bank subsidiaries of those BHCs to maintain at least a 6% SLR in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below. The final enhanced SLR rule for U.S. G-SIBs, like the SLR more generally applicable to all Advanced Approaches banking organizations, became effective on Jan. 1, 2018. At Dec. 31, 2018, our SLR was 6.0% and the SLR for our primary banking subsidiary, The Bank of New York Mellon, was 6.8%.

Federal Reserve and OCC Proposed Amendments to the Enhanced Supplementary Leverage Ratio Requirements for U.S. G-SIBs

On April 11, 2018, the Federal Reserve and the OCC issued a joint notice of proposed rule-making that would recalibrate the enhanced SLR standards that apply to U.S. G-SIBs and certain of their IDI subsidiaries. The proposed rule would replace the 2% SLR buffer that currently applies to all U.S. G-SIBs with a buffer equal to 50% of the firm’s risk-based G-SIB surcharge.

For IDI subsidiaries of U.S. G-SIBs regulated by the Federal Reserve or the OCC, the proposal would replace the current 6% SLR threshold requirement for those institutions to be considered “well capitalized” under the agencies’ prompt corrective action framework with an SLR of at least 3% plus 50% of the G-SIB surcharge applicable to their top-tier holding companies. The proposed rule would also make corresponding changes to the total loss-absorbing capacity (“TLAC”) SLR buffer and long-term debt requirements for U.S. G-SIBs, as well as technical changes to the Federal Reserve’s TLAC rule. The Federal Reserve and OCC have not yet issued a final rule.

These proposed amendments are separate from the Reform Act’s change to the SLR denominator of custody banks discussed above under the heading “Leverage Ratios.”

BCBS Revisions to Components of Basel III

In December 2017 the BCBS released revisions to Basel III intended to reduce variability of RWA and improve the comparability of banks’ risk-based capital ratios. Among other measures, the final revisions: (1) establish a revised Standardized Approach for credit risk that enhances the Standardized Approach’s granularity and risk sensitivity; (2) adjust the internal ratings-based approaches for credit risk by removing the use of the advanced internal ratings-based approach for certain asset classes and establishing input floors for the calculation of RWA; (3) replace the advanced measurement approach for operational risk with a revised Standardized Approach for operational risk based on measures of a bank’s income and historical losses; (4) revise the leverage ratio exposure measure, establish a “leverage ratio buffer” for G-SIBs, set at 50% of a G-SIB’s risk-based capital surcharge, and allow national discretion to exclude central bank placements in limited circumstances (see “Federal Reserve and OCC Proposed Amendments to the Enhanced Supplementary Leverage Ratio Requirements for U.S. G-SIBs” above); and (5) introduce a new 72.5% output floor based on the Standardized Approach. The revised standards are effective Jan. 1, 2022, with the output floor phasing in from 2022 to 2027.

In January 2019, the BCBS released revised minimum capital requirements for market risk. The revised standards also come into effect Jan. 1, 2022. There is continuing uncertainty regarding whether and how the U.S. regulators will implement these revised Basel standards.

Standardized Approach for Measuring Counterparty Credit Risk Exposures

On Oct. 30, 2018, the Federal Reserve, FDIC and OCC jointly issued a Notice of Proposed Rulemaking (“NPR”), which would amend the U.S. capital rules to implement a new approach for calculating the exposure amount for derivative contracts, which is called the Standardized Approach for Counterparty Credit Risk (“SA-CCR”). The NPR also incorporates SA-CCR into the determination of exposure amount of derivatives for total leverage exposure under the SLR and the cleared transaction framework under the U.S. capital rules. Further, the NPR would make technical amendments to the capital rule with respect to cleared transactions.  The effective date of the proposed SA-CCR rule for the Advanced Approaches Banks would be July 1, 2020. BNY Mellon is evaluating what effect such amendments to the U.S. capital rules, if implemented, would have on our financial condition or results of operations.

BNY Mellon 65

Supervision and Regulation (continued)

Total Loss-Absorbing Capacity

On Dec. 15, 2016, the Federal Reserve issued a final rule (the “TLAC Rule”) establishing external TLAC and related requirements for U.S. G-SIBs, including BNY Mellon, at the top-tier holding company level. The rule became effective on Jan. 1, 2019, and at Dec. 31, 2018, we had sufficient TLAC to be compliant with the requirement.

Under the TLAC Rule, U.S. G-SIBs are required to maintain a minimum eligible external TLAC equal to the greater of (a) 18% of RWAs plus a buffer (to be met using only CET1) equal to the sum of 2.5% of RWAs, the G-SIB surcharge calculated under method 1 and any applicable countercyclical buffer; and (b) 7.5% of their total leverage exposure (the denominator of the SLR) plus a buffer (to be met using only Tier 1 Capital) equal to 2%.

U.S. G-SIBs are also required to maintain minimum external eligible long-term debt (“LTD”) equal to the greater of (a) 6% of RWAs plus the G-SIB surcharge (calculated using the greater of method 1 and method 2), and (b) 4.5% of total leverage exposure. In order to be deemed eligible LTD, debt instruments must, among other requirements, be unsecured, not be structured notes, be governed by U.S. law, and have a maturity of at least one year from the date of issuance. In addition, the TLAC Rule requires that LTD issued on or after Dec. 31, 2016 (i) not have acceleration rights, other than in the event of non-payment or the bankruptcy or insolvency of the issuer and (ii) be governed by U.S. law. However, debt issued by a U.S. G-SIB prior to Dec. 31, 2016 is permanently grandfathered to the extent these securities would be ineligible only due to containing impermissible acceleration rights or being governed by foreign law.

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

Foreign jurisdictions may impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The draft Capital Requirements Regulation II in the European Union would require EU material subsidiaries of non-EU G-SIBs (including BNY Mellon) to maintain a minimum level of internal loss absorbing capacity, broadly in line with the Financial Stability Board (“FSB”) TLAC term sheet, promulgated by the Financial Stability Board in November 2015. The Bank of New York Mellon SA/NV is likely to be considered an EU material subsidiary for purposes of this regulation.

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

The federal banking agencies’ prompt corrective action framework (“PCA rules”) contain “well capitalized” thresholds for IDIs. Under these rules, an IDI is deemed to be “well capitalized” if it has capital ratios as detailed in the “Capital” disclosure.

The PCA rules require an Advanced Approaches banking organization to maintain an SLR of at least 3% to qualify for the “adequately capitalized” status. In addition, the U.S. federal banking agencies’ revisions to the enhanced SLR establish a SLR “well capitalized” threshold of 6% for certain IDIs of U.S. G-SIBs, including The Bank of New York Mellon and BNY Mellon N.A.

66 BNY Mellon

Supervision and Regulation (continued)

Current Expected Credit Losses Accounting Standard

In June 2016, the Financial Accounting Standards Board issued an update to the accounting standards for credit losses that included the “Current Expected Credit Losses” (“CECL”) methodology, which replaces the existing incurred loss methodology for certain financial assets. Upon adopting CECL, a company will record a one-time adjustment to its credit loss allowances as of the beginning of its fiscal year of adoption equal to the difference between the amounts of its credit loss allowances under the incurred loss methodology and CECL.

On Dec. 21, 2018 the Federal Reserve, the OCC and the FDIC approved a final rule modifying their regulatory capital rules and providing an option to phase in over a period of three years the regulatory capital effects of adopting the CECL methodology. During the phase in, the agencies will continue to monitor the impact of CECL adoption. The final rule will take effect April 1, 2019. The Federal Reserve also indicated that it would maintain the current framework for calculating credit loss allowances in CCAR, and would not incorporate CECL into supervisory stress testing, through the 2021 stress test cycle.

Liquidity Standards - Basel III and U.S. Rules and Proposals

BNY Mellon is subject to the Final U.S. LCR Rule, which is designed to ensure that BNY Mellon and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2018, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

The BCBS issued the final NSFR document in October 2014 which contemplates an additional liquidity measure, referred to as NSFR, which is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. In May 2016, the Federal Reserve, FDIC and OCC proposed an NSFR rule that would implement a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY Mellon. The proposed NSFR rule would implement a test similar to the Basel III framework’s test for medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. Under the proposed rule, BNY Mellon’s NSFR would be expressed as a ratio of its available stable funding to its required stable funding amount, and BNY Mellon would be required to maintain an NSFR of 1.0. BNY Mellon continues to evaluate the potential effects of this proposal on its operations. The proposed NSFR rule would have been effective Jan. 1, 2018 had it been finalized as proposed; however, final rules have not been issued.

Separately, as noted above, the Final SIFI Rules address liquidity requirements for BHCs with $100 billion or more in total assets, including BNY Mellon. These enhanced liquidity requirements include an independent review of liquidity risk management; establishment of cash flow projections; a contingency funding plan, and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios.

Volcker Rule

The Dodd-Frank Act imposed broad prohibitions and restrictions on proprietary trading and investments in or sponsorship of hedge funds and private equity funds by banking organizations and their affiliates, commonly referred to as the “Volcker Rule.”

The Volcker Rule, subject to certain exceptions, prohibits “banking entities,” including BNY Mellon, from engaging in proprietary trading and limits our sponsorship of, and investments in, private equity and hedge funds (“covered funds”), including our ability to own or provide seed capital to covered funds. In addition, the Volcker Rule restricts us from engaging in certain transactions with covered funds (including, without limitation, certain U.S. funds for which BNY Mellon acts as both sponsor/manager and custodian).

The restrictions concerning proprietary trading do not contain a broad exemption for asset-liability management functions, but contain more limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain classes of exempted instruments, including government securities. Ownership interests in covered funds that

BNY Mellon 67

Supervision and Regulation (continued)

banking organizations organize and offer are generally limited to 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment, and with respect to the aggregate value of all such ownership interests in covered funds (when combined with ownership interests in covered funds held under the Volcker Rule’s ABS issuer exemption and underwriting and market-making exemption), 3% of the banking organization’s Tier 1 capital. Moreover, a banking entity relying on the Volcker Rule’s exemption for sponsoring covered funds must deduct from its Tier 1 capital the value of related ownership interests.

The final Volcker Rule regulations also require us to develop and maintain an extensive compliance program, subject to CEO attestation, addressing proprietary trading and covered fund activities.

In June 2018, the Federal Reserve, OCC, FDIC, CFTC and SEC approved a proposal to modify the current regulations implementing the Volcker Rule. The proposal would establish three categories of institutions based on trading activity, and the scope and scale of compliance requirements would vary based on such categories.

In addition, the proposal would revise the definitions applicable to the prohibition on proprietary trading so that all financial instruments accounted for at fair value on a recurring basis would be subject to the prohibition, unless an exception or exemption applies. The proposal would also revise certain of the exceptions and exemptions. It remains uncertain whether or when the proposal will be finalized.

Derivatives

Title VII of the Dodd-Frank Act imposes a comprehensive regulatory structure on the OTC derivatives markets in which BNY Mellon operates, including requirements relating to the business conduct of dealers, trade reporting, margin and recordkeeping. Title VII also requires persons acting as swap dealers, including The Bank of New York Mellon, to register with the CFTC and become subject to the CFTC’s supervisory, examination and enforcement powers.

In addition, because BNY Mellon is subject to supervision by the Federal Reserve, we must comply with the U.S. prudential margin rules with respect to its OTC swap transactions. The variation margin requirements of these rules already apply, and the initial margin requirements are expected to become applicable in September 2019. Furthermore, various BNY Mellon subsidiaries are also subject to OTC derivatives regulation by local authorities in Europe and Asia.

EU Money Market Fund Reforms

The European Union’s Money Market Funds Regulation (“MMFR”) has applied since July 21, 2018 for new MMFs and Jan. 21, 2019 for existing MMFs. MMFR is a significant change for the money market fund sector in the EU and aims to ensure that MMFs can better withstand redemption pressure in stressed market conditions by enhancing their liquidity profile and stability. In particular, constant net asset value (“CNAV”) MMFs as they currently exist will need to convert into variable net asset value MMFs, low volatility net asset value MMFs or public debt CNAV MMFs. Other significant restrictions would apply, such as (i) the need for MMFs to apply liquidity fees and redemption gates and diversify asset portfolios, (ii) extensive valuation and reporting requirements and (iii) prohibitions on external support.

SEC Rules on Mutual Funds

On Oct. 13, 2016, the SEC adopted regulations that impose new requirements on mutual funds, exchange-traded funds and other registered investment companies. The new rules will require mutual funds (other than money market funds) to provide portfolio-wide and position-level holdings data to the SEC on a monthly basis. This data would include the pricing of portfolio securities, information regarding repurchase and securities lending activities, and the terms of derivatives contracts. Information contained in reports for the last month of each fund’s fiscal quarter would be made available to the public within 60 days of the end of the relevant quarter.

The rules also impose liquidity risk management requirements that are intended to reduce the risk that funds will not be able to meet shareholder redemptions and to minimize the impact of redemptions on remaining shareholders. Each fund will be required to establish a liquidity risk management program; classify the investments in its portfolio into one of four liquidity categories; maintain a highly liquid investment minimum; and

68 BNY Mellon

Supervision and Regulation (continued)

limit illiquid investments to 15% of net assets. The rules also permit funds to use swing pricing in certain circumstances although the SEC has delayed the effective date of these swing pricing provisions. The compliance dates for the reporting requirements depend on the applicable reporting form. Most funds were required to comply with the liquidity risk management requirements by Dec. 1, 2018. BNY Mellon is still evaluating the cost of compliance and the impact of the new regulations on its activities.

Recovery and Resolution

As required by the Dodd-Frank Act, the Federal Reserve and FDIC have jointly issued a final rule requiring large financial institutions, such as BNY Mellon, to submit periodically to the Federal Reserve and the FDIC a plan - referred to as the 165(d) resolution plan - for its rapid and orderly resolution in the event of material financial distress or failure. In addition, the FDIC requires certain large IDIs, such as The Bank of New York Mellon, to submit periodically to the FDIC a plan for resolution in the event of the institution’s failure. The public portions of our resolution plans are available on the Federal Reserve’s and FDIC’s websites.

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

In connection with our single point of entry resolution strategy, we have established the IHC to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. In 2017, we entered into a binding support agreement that requires the IHC to provide that support. The support agreement required the Parent to transfer its intercompany loans and most of its cash to the IHC, and requires the Parent to continue to transfer cash and other liquid financial assets to the IHC.

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

The European Union Bank Recovery and Resolution Directive (“BRRD”) applies to various subsidiaries and branches of BNY Mellon. BRRD provides for recovery and resolution planning and a set of harmonized powers to resolve or implement recovery of relevant institutions, including branches of non-European Economic Area (“EEA”) banks operating within the EEA. BRRD includes rules regarding the preparation of recovery and resolution plans, giving relevant EEA regulators powers to impose requirements on an institution before resolution actions become necessary; a set of resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); and the power to require a firm to change its structure to remove impediments to resolvability. Certain BRRD-related requirements are currently subject to review under the EU Banking Reform Package, referred to below, and the European Commission is expected to commence a broader review of BRRD during 2019.

BRRD includes a minimum requirement for own funds, defined as regulatory capital, and eligible liabilities (“MREL”) to ensure that institutions maintain enough capital capable of being written down and/or bailed-in. MREL will be set on a case-by-case basis for each institution subject to BRRD. MREL is the EU equivalent of TLAC, and is generally aligned with the FSB’s TLAC proposals. In contrast with TLAC, MREL will apply to all EU-domiciled credit institutions and certain other firms subject to BRRD (not only G-SIBs).

In addition, BRRD requires such institutions and firms to prepare recovery plans or group recovery plans. Under BRRD, resolution authorities (rather

BNY Mellon 69

Supervision and Regulation (continued)

than the institutions themselves) are responsible for drawing up resolution plans.

Final Rule on Resolution Stays for Qualified Financial Contracts

In 2017, the Federal Reserve, OCC and FDIC adopted final rules requiring U.S. G-SIBs (and their subsidiaries and controlled entities) and the U.S. operations of foreign G-SIBs to amend their covered qualified financial contracts (“QFCs”), thereby facilitating the application of U.S. special resolution regimes as necessary. QFCs generally include derivatives, repurchase agreements and securities lending arrangements, among others. The final rule includes two key requirements. First, the final rule requires that covered QFCs of such G-SIBs explicitly provide for the suspension or stay of transfer restriction rights with respect to such QFCs, allowing any resolution transfers under U.S. special resolution regimes to apply to such QFCs.  Second, the final rule requires that covered QFCs of these G-SIBs be amended to stay the exercise of default or cross-default rights by relevant QFC counterparties. This stay would last for a period of up to 48 hours.

The final rule allows these G-SIBs to comply with the rule by amending covered QFCs (with the consent of relevant counterparties) using the International Swaps and Derivatives Association (“ISDA”) 2018 U.S. Resolution Stay Protocol (the “Protocol”), ISDA 2015 Universal Stay Protocol or by executing appropriate bilateral amendments to the covered QFCs. BNY Mellon entities which have been confirmed to engage in covered QFC activities have adhered to the Protocol in compliance with the final rule’s first phase implementation date of Jan. 1, 2019. BNY Mellon is evaluating the impact of the final rule on its activities, in particular regarding non G-SIB counterparty compliance by the second phase implementation date of July 1, 2019.

Cybersecurity Regulation

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

Insolvency of an Insured Depository Institution or a Bank Holding Company; Orderly Liquidation Authority

If the FDIC is appointed as conservator or receiver for an IDI such as The Bank of New York Mellon or BNY Mellon National Association (“BNY Mellon, N.A.”), upon its insolvency or in certain other circumstances, the FDIC has the power to:

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

In addition, under federal law, the claims of holders of domestic deposit liabilities and certain claims for administrative expenses against an IDI would be afforded a priority over other general unsecured claims against such an institution, including claims of debt holders of the institution, in the “liquidation or other resolution” of such an institution by any receiver. As a result, whether or not the FDIC ever sought to repudiate any debt obligations of The Bank of New York Mellon or BNY Mellon, N.A., the debt holders would be treated differently from, and could receive, if anything, substantially less than, the depositors of the bank.

The Dodd-Frank Act created a new resolution regime (known as the “orderly liquidation authority”) for systemically important financial companies, including BHCs and their affiliates. Under the orderly liquidation authority, the FDIC may be appointed as receiver for the systemically important

70 BNY Mellon

Supervision and Regulation (continued)

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

Depositor Preference

Under U.S. federal law, claims of a receiver of an IDI for administrative expenses and claims of holders of U.S. deposit liabilities (including foreign deposits that are payable in the U.S. as well as in a foreign branch of the depository institution) are afforded priority over claims of other unsecured creditors of the institution, including depositors in non-U.S. branches. As a result, such depositors could receive, if anything, substantially less than the depositors in U.S. offices of the depository institution.

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

Deposit Insurance

Our U.S. banking subsidiaries, including The Bank of New York Mellon and BNY Mellon, N.A., accept deposits, and those deposits have the benefit of FDIC insurance up to the applicable limit. The current limit for FDIC insurance for deposit accounts is $250,000 per depositor at each insured bank. Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the IDI has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by a bank’s federal regulatory agency.

The FDIC’s Deposit Insurance Fund (the “DIF”) is funded by assessments on IDIs. The FDIC assesses DIF premiums based on a bank’s average consolidated total assets, less the average tangible equity of the IDI during the assessment period. For larger institutions, such as The Bank of New York Mellon and BNY Mellon, N.A., assessments are determined based on CAMELS ratings and forward-looking financial measures to calculate the assessment rate, which is subject to adjustments by the FDIC, and the assessment base.

Under the FDIC’s regulations, a custody bank, including The Bank of New York Mellon and BNY Mellon, N.A., may deduct from its assessment base 100% of cash and balances due from depository institutions, securities, federal funds sold, and securities purchased under agreement to resell with a Standardized Approach risk-weight of 0% and may deduct 50% of such asset types with a Standardized Approach risk-weight of greater than 0% and up to

BNY Mellon 71

Supervision and Regulation (continued)

and including 20%. This assessment base deduction may not exceed the average value of deposits that are classified as transaction accounts and are identified by the bank as being directly linked to a fiduciary or custodial and safekeeping account.

The Dodd-Frank Act requires the DIF reserve ratio to reach a minimum of 1.35% by Sept. 30, 2020, and authorizes the FDIC to implement special assessments on IDIs to reach the required ratio. On Sept. 30, 2018, the FDIC announced that the DIF reserve ratio had reached 1.36%.

Source of Strength and Liability of Commonly Controlled Depository Institutions

BHCs are required by law to act as a source of strength to their bank subsidiaries. Such support may be required by the Federal Reserve at times when we might otherwise determine not to provide it. In addition, any loans by BNY Mellon to its bank subsidiaries would be subordinate in right of payment to depositors and to certain other indebtedness of its banks. In the event of a BHC’s bankruptcy, any commitment by the BHC to a federal bank regulator to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, in certain circumstances, BNY Mellon’s IDI subsidiaries could be held liable for losses incurred by another BNY Mellon IDI subsidiary. In the event of impairment of the capital stock of one of BNY Mellon’s national bank subsidiaries or The Bank of New York Mellon, BNY Mellon, as the banks’ stockholder, could be required to pay such deficiency.

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

Financial Crimes Enforcement Network (“FinCEN”) Final Customer Due Diligence Rule

Effective July 11, 2016, FinCEN issued final rules under the Bank Secrecy Act to clarify and strengthen customer due diligence (“CDD”) requirements, including a new requirement to identify and verify the identity of beneficial owners of legal entity customers. Covered financial institutions, including The Bank of New York Mellon and BNY Mellon, N.A. must comply with these rules. The rule reaffirms four pillars of an effective anti-money laundering (“AML”) program (development of internal policies, procedures and related controls; designation of a compliance officer; a thorough and ongoing training program; and independent review for compliance) and adds a fifth: CDD, wherein a covered financial institution is required to implement and maintain risk-based procedures for conducting CDD that include the identification and verification of  any beneficial owner(s) of each legal entity customer at the time a new account is opened on or after May 11, 2018.

New York State Department of Financial Services Anti-Money Laundering and Anti-Terrorism Regulations

Effective Jan. 1, 2017, the NYSDFS issued regulations requiring regulated institutions, including The Bank of New York Mellon, to maintain a transaction monitoring program to monitor transactions for potential Bank Secrecy Act (“BSA”) and AML violations and suspicious activity reporting,

72 BNY Mellon

Supervision and Regulation (continued)

and a watch list filtering program to interdict transactions prohibited by applicable sanctions programs.

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

In the EU, privacy law is primarily regulated by the General Data Protection Regulation (“GDPR”), which has been directly binding and applicable for each EU member state since May 25, 2018. The GDPR contains enhanced compliance obligations and increased penalties for non-compliance compared to prior EU data protection legislation.

Acquisitions/Transactions

Federal and state laws impose notice and approval requirements for mergers and acquisitions involving depository institutions or BHCs. The Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act and by the Dodd-Frank Act (the “BHC Act”) requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a BHC of more than 5% of any class of the voting shares or all or substantially all of the assets of a commercial bank, savings and loan association or BHC. In reviewing bank acquisition and merger applications, the bank regulatory authorities will consider, among other things, the competitive effect of the transaction, financial and managerial resources, including the capital position of the combined organization, convenience and needs of the community factors, including the applicant’s record under the Community Reinvestment Act of 1977 (the

“CRA”), the effectiveness of the subject organizations in combating money laundering activities and the risk to the stability of the U.S. banking or financial system. In addition, prior Federal Reserve approval would be required for BNY Mellon to acquire direct or indirect ownership or control of any voting shares of a company with assets of $10 billion or more that is engaged in activities that are “financial in nature.”

New Rating System for the Supervision of Large Financial Institutions

On Nov. 2, 2018, the Federal Reserve issued a final rule (the “LFI Rule”) that establishes a new rating system for the supervision of large financial institutions (“LFIs”), including BNY Mellon. The LFI rating system applies to, among other entities, all bank holding companies with total consolidated assets of $100 billion or more. The LFI Rule became effective on Feb. 1, 2019.

The LFI rating system includes a new four-level rating scale and three component ratings. The four levels are: Broadly Meets Expectations; Conditionally Meets Expectations; Deficient-1; and Deficient-2. The component ratings are assigned for: Capital Planning and Positions; Liquidity Risk Management and Positions; and Governance and Controls. A firm must be rated “Broadly Meets Expectations” or “Conditionally Meets Expectations” for each of its component ratings to be considered “well managed” in accordance with various statutes and regulations that permit additional activities, prescribe expedited procedures or provide other benefits for “well managed” firms.

The Federal Reserve is expected to assign initial ratings under the new rating system in 2019 for those bank holding companies that are subject to the Large Institution Supervision Coordinating Committee (“LISCC”) framework, including BNY Mellon.

Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements

BNY Mellon is registered as a financial holding company (“FHC”) under the BHC Act. We are subject to supervision by the Federal Reserve. In general, the BHC Act limits an FHC’s business activities to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, engaging in activities incidental to

BNY Mellon 73

Supervision and Regulation (continued)

banking, and engaging in any activity, or acquiring and retaining the shares of any company engaged in any activity, that is either financial in nature or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

A BHC’s ability to maintain FHC status is dependent on: (i) its U.S. depository institution subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the prompt corrective regulations of the appropriate regulatory agency (discussed above under “Prompt Corrective Action”); (ii) the BHC itself qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations; and (iii) its U.S. depository institution subsidiaries continuing to maintain at least a “satisfactory” rating under the CRA.

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, or make acquisitions, that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2018, BNY Mellon and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

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

Certain of BNY Mellon’s subsidiaries are registered with the CFTC as commodity pool operators, introducing brokers and/or commodity trading advisors and, as such, are subject to CFTC regulation. The Bank of New York Mellon is provisionally registered as a Swap Dealer (as defined in the Dodd-Frank Act) with the CFTC, and is a member of the National Futures Association (“NFA”) in that same capacity. As a Swap Dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC and NFA.

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

SEC Proposal of Regulation Best Interest

The SEC proposed Regulation Best Interest in May of 2018, which would require a broker-dealer to act in the “best interest” of a retail customer when making a recommendation of any securities transaction or investment strategy to any such customer. Regulation Best Interest is designed to make it clear that a broker-dealer may not put its financial interests ahead

74 BNY Mellon

Supervision and Regulation (continued)

of the interests of a retail customer in making recommendations. The SEC also proposed to help address investor confusion about the nature of their relationships with investment professionals through a new short-form disclosure document. Form CRS would provide retail investors with information about the nature of their relationship with their investment professional, and would supplement other more detailed disclosures. In addition, the SEC issued interpretive guidance for broker-dealers and investment advisers and an interpretation regarding the standard of conduct for investment advisers. Comments to these proposals were accepted through August 2018, and the SEC is expected to proceed to final rulemaking in 2019. BNY Mellon is considering Regulation Best Interest and these related developments and evaluating what material impact, if any, they may have on BNY Mellon.

Operations and Regulations Outside the United States

In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by the U.S. regulators referred to above. BNY Mellon SA/NV is a public limited liability company incorporated under the laws of Belgium, holds a banking license issued by the National Bank of Belgium (“NBB”) and is authorized to carry out all banking and savings activities as a credit institution. The European Central Bank (“ECB”) has responsibility for the direct supervision of significant banks and banking groups in the euro area, including BNY Mellon SA/NV. The ECB’s supervision is carried out in conjunction with the relevant national prudential regulator (NBB in BNY Mellon SA/NV’s case), as part of the single supervisory mechanism (“SSM”). BNY Mellon SA/NV conducts its activities in Belgium as well as through its branch offices in the UK, Ireland, Italy, Luxembourg, the Netherlands, France and Germany.

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

The PRA regulates The Bank of New York Mellon (International) Limited, our UK-incorporated bank, as well as the London branch of The Bank of New York Mellon. Certain of BNY Mellon’s UK-incorporated subsidiaries are authorized to conduct investment business in the UK. Their investment management advisory activities and their sale and marketing of retail investment products are regulated by the FCA. Certain UK investment funds, including investment funds of BNY Mellon, are registered with the FCA and are offered for sale to retail investors in the UK.

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

In addition, the Capital Requirements Directive IV (“CRD IV”) and Capital Requirements Regulation (“CRR”) affect BNY Mellon’s EU subsidiaries by implementing Basel III and other changes, including the enhancement of the quality of capital, and the strengthening of capital requirements for counterparty credit risk, resulting in higher capital requirements. In the EU Member States, CRD IV/CRR also introduces substantive parts of the new European supervisory architecture, including the development of a single set of harmonized prudential rules for financial services. This set of rules replaces existing separately implemented rules within EU Member States with a harmonized approach to implementation

BNY Mellon 75

Supervision and Regulation (continued)

across the EU. Elements of CRD IV/CRR apply not only to BNY Mellon banking branches and subsidiaries but also to investment management and brokerage entities. CRD IV/CRR became effective on Jan. 1, 2014, with certain provisions to be phased in from 2014 to 2019.

In December 2017, the European Commission published legislative proposals for a new harmonized prudential regime for investment firms. Under these proposals, most EU investment firms would be subject to a more tailored, proportionate prudential regime that is separate from the CRD IV/CRR regime. If these proposals are implemented, certain of BNY Mellon’s EU investment firms would be expected to become subject to this new prudential regime. The extent to which these proposals will be advanced and implemented is uncertain.

Our Investment Management and Investment Services businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various new, revised and/or proposed European Union directives and regulations have or will have a significant impact on our provision of many of our products and services, including the Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulations (collectively, “MiFID II”), the Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investments in Transferable Securities (“UCITS V”), the Central Securities Depositories Regulation (“CSDR”), the regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), the Securities Financing Transactions Regulation (“SFTR”), the Payment Services Directive II (“PSD II”) and the Benchmarks Regulation. These European Union directives and regulations may impact our operations and risk profile but may also provide new opportunities for the provision of BNY Mellon products and services. Several of these European directives and regulations are still subject to finalization by the legislature and/or substantial secondary legislation. This creates uncertainty as to business impact.

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

The proposed amendments to CRD IV include a proposal for non-EU G-SIBs (such as BNY Mellon) and certain other non-EU banking groups to have up to two “EU intermediate parent undertakings” (“EU IPUs”). All EU credit institutions and certain EU investment firms in such non-EU G-SIBs/banking groups would need to fall within a corporate structure headed by one of the EU IPUs. If this proposal is ultimately implemented, BNY Mellon would need to undertake some changes in its corporate structure.

The proposed amendments to CRR include provisions relating to the leverage ratio, NSFR, MREL (including closer alignment to the final FSB TLAC standard), a revised Basel market risk framework, counterparty credit risk, exposures to CCPs, exposures to collective investment undertakings, large exposures and reporting/disclosure requirements.

The EU Banking Reform Package is due to be finalized during 2019. The time frame for implementation of the various elements of the legislative package remains unclear at present.

European Deposit Insurance Scheme

The European Commission has proposed a European Deposit Insurance Scheme (“EDIS”) for euro area member states. Under the EDIS proposal, existing national euro area deposit guarantee schemes would transition over a number of years to a mutualized deposit guarantee scheme applicable in the euro area. The EDIS proposal has stalled and it is unclear whether it will be implemented in its current form, or at all.

76 BNY Mellon

Supervision and Regulation (continued)

European Financial Markets and Market Infrastructure

The EU continues to develop proposals and regulations in relation to financial markets and market infrastructures. MiFID II took effect on Jan. 3, 2018. It affects EU Member States and those financial institutions conducting business in the EEA and has required significant change to comply with relevant regulatory requirements, including extensive transaction reporting and market transparency obligations and a heightened focus on how financial institutions conduct business with and disclose information to their clients.

Capital Markets Union

A key policy objective of the 2014-19 European Commission is to develop a Capital Markets Union (“CMU”) in the EU. Related initiatives that have already been substantially progressed include a new Prospectus Regulation and a new Securitization Regulation. The Prospectus Regulation applies from July 21, 2019 (with certain elements subject to an earlier phase-in period). The Securitization
Regulation has applied to securitization transactions from Jan. 1, 2019.

A number of CMU-related priorities remain to be addressed during 2019. The European Commission proposes to enhance the powers of the European Supervisory Agencies (“ESAs”), including the European Banking Authority (“EBA”), the European Securities and Markets Authority (“ESMA”) and the European Insurance and Occupational Pensions

Authority (“EIOPA”). In addition, the European Commission wishes to enhance cross-border funds distribution and to promote sustainable finance.

Investment Services and Investment Management in the European Union

The AIFMD has a direct effect on our alternative fund manager clients and our depository business and other products offered across Europe as well as upon our investment management business. AIFMD imposes heightened obligations upon depositories, which have operational effects.

Our businesses servicing regulated funds in Europe and our investment management businesses in Europe are also affected by the revised directive governing UCITS V.

On July 12, 2018, the European Commission adopted regulations for depositary safekeeping duties under AIFMD and UCITS V. The Commission recognized the use of omnibus account structures when accounting for assets in a chain of custody, but determined that depositaries and trustees must maintain their own books and records and will no longer be allowed to rely on a custodian’s records. BNY Mellon has initiated a project to implement any changes necessary to comply with these regulations by the Commission’s deadline of April 1, 2020.

The European Commission is expected to commence a review of AIFMD and UCITS V legislation during 2019, following the Commission’s initiation of an industry survey on AIFMD conducted during 2018.

BNY Mellon 77

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

Operational Risk

A communications or technology disruption or failure that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

We use communications and information systems to conduct our business. Our businesses are highly dependent on our ability to process large volumes of data that require global capabilities and scale from our technology platforms. If our technology or communications fail, or those of industry utilities or our service providers fail, we could experience, and have in the past experienced, production and system outages or failures or other significant operational delays. Any such outage, failure or delay could adversely affect our ability to effect transactions or service our clients, which could expose us to liability for damages, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or sanctions or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. Security or technology disruptions, failures or delays that impact our communications or information systems could also adversely affect our ability to manage our exposure to risk or expand our business.

Upgrading our computer systems, software and networks may also subject us to disruptions, failures or delays due to the complexity and interconnectedness of our systems, software and networks. The failure to upgrade or maintain these computer systems, software and networks could result in greater susceptibility to attacks, unauthorized access and misuse, and could also prevent us from achieving our business continuity and resiliency objectives. There can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that they will be adequately addressed.

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of technology risk to us, including from breakdowns, failures or delays of their own systems or capacity constraints or other services that impair our ability to process transactions and communicate with customers and counterparties. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor common to our third-party service providers could impede their ability to provide products or services to us. We may not be able to effectively monitor or mitigate operational risks relating to the use of common vendors by third-party service providers.

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. The technology used can become increasingly complex and rely on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to ensure adequate review and consideration of critical business changes prior to and during introduction and deployment of key technological systems or failure to adequately align evolving client commitments and expectations with operational capabilities, may adversely impact our ability to service and retain customers and could have a negative impact on our operations. The costs we

BNY Mellon 78

Risk Factors (continued)

incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

We continue to evaluate and strengthen our business continuity and operational resiliency capabilities and have increased our investments in technology to steadily enhance those capabilities, including our ability to resume and sustain our operations. There can be no guarantee, however, that a technology outage will not occur or that our business continuity and operational resiliency capabilities will enable us to maintain our operations and appropriately respond to events. For a discussion of operational risk, see “Risk Management - Operational Risk” and “Business Continuity.”

As a result of financial entities, central agents, clearing agents and houses, exchanges and technology systems across the globe becoming more interdependent and complex, a technology failure that significantly degrades, deletes or compromises the systems or data of one or more financial entities or suppliers could have a material impact on counterparties or other market participants, including us. A disruptive event or, failure or delay experienced by one institution could disrupt the functioning of the overall financial system.

A cybersecurity incident, or a failure to protect our computer systems, networks and information and our clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses.

Our businesses rely heavily on technology, and are vulnerable to cybersecurity threats and disruptions that are occurring globally with greater frequency. Cybersecurity threats, which can include, among other things, hacker attacks, computer viruses or other malicious software, denial of service efforts, limited availability of services, phishing attacks, cyberattacks on our service providers, and unauthorized access attempts, could adversely impact our business. These cybersecurity risks are expected to continue to increase and intensify. While we deploy a broad range of sophisticated defenses, it is possible we could suffer a material adverse impact or disruption.

Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential information. These individuals or groups include employees, vendors and customers, as well as others with malicious intent. Third parties may also attempt to place individuals within BNY Mellon or fraudulently induce employees, vendors, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. A cybersecurity incident that results in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information, may require us to reconstruct lost data (which may not be possible), reimburse clients for data and credit monitoring services, result in loss of customer business, or damage to our computers or systems and those of our customers and counterparties. These impacts could be costly and time-consuming and materially negatively impact our business operations, financial condition and reputation.

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, it is possible that we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, especially because the techniques used change frequently or are not recognized until after they are launched. Moreover, attacks can originate from a wide variety of sources, including outside third parties who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, or from cross-contamination of legitimate parties (clients, utilities, peer institutions, etc).

The failure to maintain an adequate technology infrastructure and applications with effective cybersecurity controls relative to the type, size and complexity of operations, markets and products traded, access to trading venues and our market interconnectedness could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cybersecurity threats.

BNY Mellon 79

Risk Factors (continued)

A successful cyberattack could occur and persist for an extended period of time before being detected. In addition, because any investigation of a cybersecurity incident would be inherently unpredictable, the extent of a particular cybersecurity incident and the path of investigating the incident may not be immediately clear. It may take a significant amount of time before such an investigation can be completed and full and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the extent of the harm or how best to remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, regulators, clients and other stakeholders may be inaccurate, any or all of which could further increase the costs and consequences of a cybersecurity incident.

Our business may be materially adversely affected by operational risk.

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and as such, are subject to execution and processing errors and failures. As our businesses evolve to even more complex and voluminous transactions, at ever increasing speeds, we must also evolve our processes, controls, workforce and technology, to accurately and timely execute those transactions, which may result in an increased risk of error or significant operational delay. When errors or delays do occur, they may be difficult to detect and fix in a timely manner.

As a result, operational errors or significant operational delays could materially negatively impact our ability to conduct our business or service our clients, which could adversely affect our results of operations due to potentially higher expenses and lower revenues, could lower our capital ratios, create liability for us or our clients or negatively impact our reputation. Recurring operational issues may raise concerns among regulators regarding our governance and control environment and culture.

Affiliates or third parties with which we do business or that facilitate our business activities could also be sources of execution and processing errors, failures or significant operational delays. In certain jurisdictions we may be deemed to be statutorily liable for operational errors, fraud, breakdowns or delays by these affiliates or third parties. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, where, in the European Economic Area we act as depositary, the Company could be exposed to restitution risk for, among other things, errors or fraud perpetrated by a sub-custodian resulting in a loss or delay in return of client’s securities. Where we are not acting as a European Economic Area depositary, but where we provide custody services to a European Economic Area depositary, we may accept similar liabilities to that depositary as a matter of contract.

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

We are also subject to laws and regulations relating to the privacy of the information of clients, employees or others, and any failure to comply with these laws and regulations could expose us to liability and/or reputational damage. As privacy-related laws and regulations, such as the EU General Data Protection Regulation (or GDPR), the California Consumer Privacy Act of 2018, and the New York Department of Financial Services’ cybersecurity regulation, are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data use in the jurisdictions in which we operate. Compliance with these laws and regulations may require us to change our policies, procedures and technology for information security and segregation of data, which could, among other things, make us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

80 BNY Mellon

Risk Factors (continued)

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

In certain instances, we rely on models to measure, monitor and predict risks. However, these models are inherently limited because they involve techniques, including the use of historical data, trends, assumptions, and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes, especially during severe market downturns or stress events. These models may not appropriately capture all relevant risks or accurately predict future events or exposures. The risk of the unsuccessful development or implementation of our models, systems or processes cannot be completely eliminated. The models that we use to assess and control our market risk exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. The 2008 financial crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. In times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future.

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

An important aspect of our risk management framework is creating a risk culture that it is sustainable and appropriate to our role as a major financial institution in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. If we fail to create the appropriate environment that sensitizes all of our employees to managing risk, our business could be adversely impacted. For more information on how we monitor and manage our risk management framework, see “Risk Management - Risk management overview.”

We are subject to extensive government rulemaking, policies, regulation and supervision. These rules and regulations have, and in the future may, compel us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations. In addition, these rules and regulations have increased our compliance and operational risk and costs.

As a large, internationally active financial services company, we operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime, including oversight by governmental agencies both inside and outside the U.S. Regulations and related regulatory guidance and

BNY Mellon 81

Risk Factors (continued)

supervisory oversight impact how we analyze certain business opportunities, our regulatory capital and liquidity requirements, the revenue profile of certain of our core activities and the products and services we provide. Any changes to the regulatory frameworks and environment in which we operate and the significant management attention and resources necessary to address those changes could materially adversely affect our business, financial condition and results of operations and have other negative consequences.

The evolving regulatory environment and uncertainty about the timing and scope of future regulations may contribute to decisions we may make to suspend, reduce or withdraw from existing businesses, activities or initiatives, which may result in potential lost revenue or significant restructuring or related costs or exposures.

The monetary, tax and other policies of various governments, agencies and regulatory authorities both in the U.S. and globally have a significant impact on interest rates, currencies, commodity pricing (including oil), the imposition of tariffs or other limitations on international trade and travel, and overall financial market performance, which can impact our business and results of operations. Changes in these policies are beyond our control and can be difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations.

Basel III and the Dodd-Frank Act have had a significant impact on the regulatory structure of the global financial markets and have imposed significant operational, compliance and risk management costs, both as an initial matter, as we have had to develop and integrate appropriate systems and procedures, and on a recurring basis, as we monitor, support and refine those systems and procedures. While U.S. regulators have finalized regulations implementing various provisions of the Dodd-Frank Act and Basel III, additional regulations or modifications to existing regulations are expected to continue to occur. In addition, there is uncertainty about the timing and scope of any changes to Basel III and Dodd-Frank Act and other regulations, as well as the cost of complying with any new regulatory regimes. The full impact of these standards on us, our business strategies and financial performance will remain uncertain as long as regulatory reforms continue to be adopted and market practices develop in response to such reforms, and regulatory changes could materially adversely impact us.

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

82 BNY Mellon

Risk Factors (continued)

consequences (which could be significant), we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could materially negatively impact our net interest revenue.

If and when the final rule regarding the NSFR is ultimately implemented in the U.S., those requirements could also require BNY Mellon to further increase its holdings of high quality, and potentially lower-yielding, liquid assets, and to reevaluate the composition of its liabilities structure to include more longer-dated debt.

Our global activities are also subject to extensive regulation by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies in the jurisdictions in which we operate, relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various new, revised and proposed European Union directives and regulations have an impact on our provision of many of our products and services. Implementation of, and revisions to, these directives and regulations have affected our operations and risk profile, including the Capital Requirements Directive/Regulation, the Bank Recovery and Resolution Directive, the Deposit Guarantee Scheme Directive, MiFID II, AIFMD, UCITS V and PSD II.

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

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice (the “DOJ”) and state attorneys general. See “Legal proceedings” in Note 21 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We may become subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. The current trend of large settlements by financial institutions with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. Separately, policy makers in Europe continue to focus on protection of client assets, as well as tax avoidance and evasion.

BNY Mellon 83

Risk Factors (continued)

Regulatory authorities may compel companies to provide investigators with all relevant facts relating to the individuals substantially involved in or responsible for the alleged misconduct in order to qualify for any cooperation credit in criminal investigations of corporate wrongdoing, or maximum cooperation credit in civil investigations of corporate wrongdoing, resulting in increased fines and penalties.

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

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, there may be a material exposure to loss in excess of any amounts accrued, or in excess of any loss contingencies disclosed as reasonably possible. Such loss contingencies may not be probable and reasonably estimable until the proceedings have progressed significantly, which could take several years and occur close to resolution of the matter.

Each of the risks outlined above could result in increased regulatory supervision and affect our ability to attract and retain customers or maintain access to the capital markets.

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. The public perception of financial institutions remains negative. Harm to our reputation can result from numerous sources, including adverse publicity arising from events occurring at BNY Mellon or in the financial markets, our perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality by either us or our vendors, or a failure to appropriately describe our products and services, the purported actions of our employees, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. In particular, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY Mellon and its cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Damage to our

84 BNY Mellon

Risk Factors (continued)

reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

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

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries’ qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed”, if unremedied over a period of time, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

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

BNY Mellon 85

Risk Factors (continued)

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

The application of our Title I preferred resolution strategy or resolution under the Title II orderly liquidation authority could adversely affect the Parent’s liquidity and financial condition and the Parent’s security holders.

In 2017, in connection with our single point of entry resolution strategy under Title I of the Dodd-Frank Act, the Parent entered into a binding support agreement with certain key subsidiaries to facilitate the provision of capital and liquidity resources to them in the event of material financial distress or failure. The support agreement requires the Parent to transfer significant excess liquid financial assets to the IHC on an ongoing basis, subject to certain amounts retained by the Parent to meet its near-term cash needs, in exchange for unsecured subordinated funding notes issued by the IHC as well as a committed line of credit to the Parent to service its near term obligations. The Parent’s and the IHC’s obligations under the support agreement are secured.

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

Further, if the single point of entry strategy is not successful, our liquidity and financial condition would be adversely affected and all security holders may, as a consequence, be in a worse position than if the strategy had not been implemented.

In addition, Title II of the Dodd-Frank Act established an orderly liquidation process in the event of the failure of a large systemically important financial institution, such as BNY Mellon, in order to avoid or mitigate serious adverse effects on the U.S. financial system. Specifically, if BNY Mellon is in default or danger of default, and certain specified conditions are met, the FDIC may be appointed receiver under the orderly liquidation authority, and we would be resolved under that authority instead of the U.S. Bankruptcy Code.

86 BNY Mellon

Risk Factors (continued)

U.S. supervisors have indicated that a single point of entry strategy may be a desirable strategy to resolve a large financial institution such as BNY Mellon under Title II in a manner that would, similar to our preferred strategy under our Title I resolution plan, impose losses on shareholders, unsecured debt holders and other unsecured creditors of the Parent, while permitting the holding company’s subsidiaries to continue to operate and remain solvent. Under such a strategy, assuming the Parent entered resolution proceedings and its subsidiaries remained solvent, losses at the subsidiary level would be absorbed by the Parent and ultimately borne by the Parent’s security holders (including holders of the Parent’s unsecured debt securities), while third-party creditors of the Parent’s subsidiaries would not be expected to suffer losses. Accordingly, the Parent’s security holders (including holders of unsecured debt securities and other unsecured creditors) could face losses in excess of what otherwise would have been the case.

If our resolution plan is determined not to be credible or not to facilitate an orderly resolution under the U.S. Bankruptcy Code, our business, reputation, results of operations and financial condition could be materially negatively impacted.

We must develop and submit to the Federal Reserve and the FDIC for review plans for our rapid and orderly resolution in the event of material financial distress or failure. If the agencies determine that our future submissions are not credible or would not facilitate an orderly resolution under the U.S. Bankruptcy Code, and we fail to address any such deficiencies in a timely manner, the agencies may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations.

Acts of terrorism, impacts from climate change, natural disasters, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, which includes vendors and other third parties, we are subject to risks of loss from the outbreak of hostilities, acts of terrorism, impacts from client change, natural disasters, pandemics, global conflicts or other similar catastrophic events that could have a negative impact on our business and operations. We may also be impacted by unfavorable political, economic, legal or other developments, including but not limited to social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, the imposition of tariffs or other limitations on international trade and travel, and changes in laws and regulations.

While we have business continuity and disaster recovery plans in place, such events could still damage our facilities, disrupt or delay normal business operations (including communications and technology), result in harm or cause travel limitations on our employees, with a similar impact on our clients, suppliers and counterparties. Catastrophic events, including those caused by climate change, could also negatively impact the purchase of our products and services if those events result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity, or in financial market settlement functions, which could negatively impact our business and results of operation. In addition, catastrophic events, including those caused by climate change, war, terror attacks, political unrest, global conflicts, efforts to combat terrorism and other potential military activities and outbreaks of hostilities may lead, and in some cases have led, to an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of non-performing assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations.

Market Risk

We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences.

Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. In 2018, 78% of our total revenue was fee-based. Our fee-based businesses include investment management and performance fees, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

BNY Mellon 87

Risk Factors (continued)

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

Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, unit investment trusts or exchange-traded funds, or contribute more to defined contribution plans. The current shift to lower fee investment products has adversely impacted our fees. When our investment management revenues decline, we may have, and in the past have had, declines in the fair value in our Asset Management reporting unit, one of the two reporting units in our Investment Management segment. If the fair value of the Asset Management reporting unit declines below its carrying value, we would be required to take an impairment charge.

Weakness and volatility in financial markets and the economy generally may materially adversely affect our business, results of operations and financial condition.

As a financial institution, our Investment Management, Depositary Receipts and Markets, including Securities Lending, businesses, are particularly sensitive to economic and market conditions, including in the capital and credit markets. When these markets are volatile or disruptive, we could experience a decline in our marked-to-market assets, including in our securities portfolio and our equity investments, including seed capital. Our results of operations may be materially affected by conditions in the financial markets and the economy generally, both in the U.S. and elsewhere around the world. A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, such as a continued weakness in oil prices when compared to historic levels, certain market and political instabilities, volatile debt and equity market values, the strength of the U.S. dollar, the imposition of tariffs or other limitations on international trade or travel, high unemployment and governmental budget deficits (including, in the U.S., at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. Any resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business, financial condition and results of operations. In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:

•
Geopolitical tension and economic instability in countries around the world can at times increase the demand for low-risk investments, particularly in U.S. Treasuries and the dollar. A “flight to safety” has historically increased BNY Mellon’s balance sheet, which has negatively impacted, and could continue to negatively impact, our leverage-based regulatory capital measures. A sustained “flight to safety” has historically triggered a decline in trading, capital markets and cross-border activity which would likely decrease our revenue, negatively impacting our results of operations, financial condition and, if sustained in the long term, our business.

•
The fees earned by our Investment Management business are higher as assets under management and/or investment performance increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets could result in reductions in assets under management

88 BNY Mellon

Risk Factors (continued)

because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline. At Dec. 31, 2018, we estimate that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.05.

•	Market conditions resulting in lower transaction volumes could have an adverse effect on the revenues and profitability of certain of our businesses such as clearing, settlement, payments and trading.

•
Uncertain and volatile capital markets, particularly declines, could reduce the value of our investments in securities, including pension and other post-retirement plan assets and produce downward pressure on our stock price and credit availability without regard to our underlying financial strength.

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

•
A decline in oil prices may continue to negatively impact capital markets and may impact the ability of certain of our clients, including oil and gas exploration and production companies and sovereign funds in oil-exporting countries, to continue using our services or repay outstanding loans. Increased defaults among oil and gas exploration and production companies may also negatively impact the high-yield market and our high-yield funds.

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

Our international clients accounted for 37% of our revenue in 2018. Given the scope of our global operations, clients and counterparties, persistent disruptions in the global financial markets, or the attempt of a country to abandon the euro or persistent weakness in a leading global currency could have a material adverse impact on our business or results of operations.

For a discussion of our management of market risk, see “Risk Management - Market risk.”

Transitions away from, or changes in the calculation of, LIBOR and other benchmark rates could adversely impact our business and results of operations.

In 2017, the UK Financial Conduct Authority announced that it will no longer persuade or compel contributing banks to submit rates for the calculation of LIBOR after 2021. As a result, a transition is underway to move away from LIBOR and other interbank offered rates (“IBORs”) to transaction-based alternative risk-free rates. This transition is further supported by the requirements of the EU Benchmarks Regulation (“BMR”), where IBORs which are not anchored in transaction-based data and rely on quotes or estimates submitted by contributing banks would not satisfy the relevant BMR requirements and would either need to be reformed or discontinued after 2019. Any change to any alternative rate or benchmark as a result of the move away from LIBOR or other IBOR or any other proposals for reform or other initiatives or investigations, further uncertainty in the timing and manner of implementation of such changes, or a waning recognition of LIBOR or other IBOR as an acceptable benchmark may cause LIBOR, the applicable or alternative rates or benchmarks to perform differently, or have other consequences which cannot be predicted. In the event any such benchmark or other referenced financial metric is significantly changed or discontinued (for example, in the transition away from LIBOR and other IBORs), or ceases to be recognized as an acceptable benchmark, there may be uncertainty as to the calculation of the applicable interest rate or payment amount, depending on the terms of the governing instrument.

BNY Mellon 89

Risk Factors (continued)

As a result of our business activities and our underlying operations, we may be adversely impacted by the changes involving LIBOR and other benchmark rates. We are responsible for the use of benchmark rates in a variety of agency, trustee and other fiduciary capacities, as well as in our operational functions and could be subject to claims alleging that notwithstanding any uncertainty around the rate environment, we did not correctly discharge our responsibilities.

Fluctuations in interest rates triggered by the transition away from LIBOR and other benchmark rates could adversely affect the availability or cost of floating-rate funding. We could experience losses on a product or have to pay more or receive less on securities that we own or have issued. Mismatches may arise between existing IBOR-based and proposed alternative benchmark rates, based on a number of factors, including differences in currency denominations as between these rates, differences in the extent to which transactions that serve as the basis for such alternative benchmark rates may be secured or unsecured, and differences in the tenor of transactions that serve as the basis for alternative benchmark rates. Divergences between existing IBOR-based and proposed alternative benchmark rates may result in our hedges being ineffective. In addition, uncertainty relating to LIBOR or another benchmark could result in pricing volatility, increased capital requirements, loss of market share in certain products, adverse tax or accounting consequences, higher compliance, legal and operational costs, and risks associated with client disclosures, discretionary actions taken or negotiation of fallback provisions, as well as business continuity and systems and model disruption, all of which may adversely impact our business and results of operations.

The United Kingdom’s referendum decision to leave the EU has had and may continue to have negative effects on global economic conditions, global financial markets, and our business and results of operations.

On March 29, 2019, the UK is scheduled to withdraw from the EU. There is a substantial risk that the UK and EU will not have ratified any terms for the UK’s withdrawal from the EU by the scheduled withdrawal date. Further, the UK’s withdrawal from the EU, and in particular the countries’ failure to agree to terms, has created an uncertain political and economic environment in the UK, and may create such environments in other EU member states.

In anticipation of the UK’s withdrawal from the EU, we have executed plans adjusting our business and operations so we may continue providing our products and services to our UK and EU clients. Our plans have been, and continue to be, based on the UK exiting the EU on March 29, 2019 without an agreement between the UK and EU on the terms of the withdrawal and therefore with no transition period. Accordingly, our plans assume that our UK subsidiaries will, on March 29, 2019, lose their EU financial services passport and as a result will not be able to provide regulated services into the EU without needing to obtain local authorization. BNY Mellon maintains a presence in the UK through the London branch of The Bank of New York Mellon and through The Bank of New York Mellon (International) Limited, which is a credit institution incorporated and authorized in the UK. BNY Mellon maintains a presence in the EU through The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”), which is headquartered in Belgium and has a branch network in a number of other EU countries. BNY Mellon SA/NV benefits from a general banking license for the provision of banking and investments services. We have undertaken, and continue to undertake, adjustments to the operations of BNY Mellon SA/NV so that it may provide a wider range of services to clients domiciled in the EU.

If the UK leaves the EU without an agreement, we, including our European affiliates, may face additional operational, regulatory and compliance costs, including costs relating to the transfer of business operations and, potentially, personnel from our UK operations to BNY Mellon SA/NV. The outcome of the UK’s decision to exit the EU has also created uncertainty with regard to divergent regulatory standards, which may affect operational capabilities such as the transfer of data between the UK and EU after the UK leaves the EU. The effects of the UK’s exit from the EU, including those described above, could adversely affect our business, results of operations and financial condition.

Changes in interest rates and yield curves could have a material adverse effect on our profitability.

We earn revenue, known as “net interest revenue,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and

90 BNY Mellon

Risk Factors (continued)

borrowed money. Our net interest margin, which is the result of dividing net interest revenue by average interest-earning assets, and our cash flows, are sensitive to changes in the spread between short-term and long-term interest rates (the “yield curve”). Our net interest margin tends to increase in a positive yield curve environment and decrease when the yield curve flattens or inverts. A flattening of the yield curve, on its own or together with a low interest rate environment, may adversely impact our revenue and results of operations by compressing our net interest spreads, particularly if we are unable to replace our higher-yielding maturing assets with assets of comparable yields, which will constrain our ability to achieve desired net interest margins.

The 100 basis point rise in rates in the past year, or future rate rises, could trigger one or more of the following, which could adversely impact our business, results of operations and financial condition, including:

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

A declining short-term rate environment will likely adversely impact our revenue and results of operations by:

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

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2018, these securities were primarily classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were $34.0 billion and comprised approximately 28% of our investment securities portfolio at Dec. 31, 2018. To the extent unhedged, the accounting and regulatory treatment of our investment securities portfolio in an available-for-sale accounting environment may have more volatility than a more traditional held-for-investment loan portfolio, or a securities portfolio comprised exclusively of U.S. Treasury securities.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 33% at Dec. 31, 2018), and our loans represent a smaller proportion of our consolidated total assets (approximately 16% at Dec. 31, 2018), in

BNY Mellon 91

Risk Factors (continued)

comparison to many other major U.S. financial institutions due to our custody and trust bank business model. As such, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment portfolio.

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

Under the U.S. capital rules, after-tax changes in the fair value of available-for-sale investment securities are included in CET1 capital. Since loans held for investment, or securities in a held-to-maturity accounting classification, are not subject to a fair-value accounting framework, changes in the fair value of these instruments (other than incurred credit losses) are not similarly included in the determination of CET1 capital. As a result, we may experience increased variability in our CET1 capital relative to those other major financial institutions who maintain a lower proportion of their consolidated total assets in an available-for-sale accounting classification.

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

For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review - Investment securities” and for information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to “Critical accounting estimates - Fair value - Securities.”

Our FX revenue may be adversely affected by decreases in market volatility and the cross-border investment activity of our clients.

Our foreign exchange trading generates revenues which are primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility and the impact of foreign exchange hedging activities. Our clients’ cross-border investing activity could decrease in reaction to economic and political uncertainties, including changes in laws or regulations governing cross-border transactions, such as currency controls or tariffs. Uncertainties resulting from terrorist attacks, military actions and other events may also negatively affect cross-border investments activity, which could negatively impact revenue.

92 BNY Mellon

Risk Factors (continued)

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

We have exposure to clients and counterparties in many different industries, particularly financial institutions, as a result of trading, clearing and financing, providing custody services, securities lending services or other relationships. We routinely execute transactions with global clients and counterparties in the financial industry as well as sovereigns and other governmental or quasi-governmental entities. Our direct exposure consists of the extension of secured and unsecured credit to clients and use of our balance sheet. In addition to traditional credit activities, we also extend intraday credit in order to facilitate our various processing, settlement and intermediation activities. Our ability to engage in funding or other transactions could be adversely affected by the actions and commercial soundness of other financial institutions or sovereign entities, as defaults or non-performance (or even uncertainty concerning such default or non-performance) by one or more financial institutions, or the financial services industry generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions (including our counterparties and/or clients) in the future. The consolidation and failures of financial institutions during the 2008 financial crisis increased the concentration of our client and counterparty risk.

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

In our agency securities lending program, we act as lender’s agent on behalf of our clients, the lenders of securities, in securities lending transactions with our clients’ counterparties (including broker-dealers), acting as borrowers, wherein securities are lent by our clients and the securities loans are collateralized by cash or securities posted by such counterparties. Typically, in the case of cash collateral, our clients authorize us as their agent to invest the cash collateral in approved investments pursuant to each client’s investment guidelines and instructions. Such approved investments may include reverse repurchase transactions with repo counterparties. In many cases, in the securities loans we enter into on behalf of our clients, we contractually agree to replace the client’s loaned securities that the borrower failed to return due to certain defaults by the borrower, mainly the borrower’s insolvency. Therefore, in situations where the market value of the loaned securities that the

BNY Mellon 93

Risk Factors (continued)

borrower failed to return to a client (which loaned securities we are obligated to replace and return to the client) exceeds the amount of proceeds resulting from the liquidation of the client’s approved investments and cash and non-cash collateral of such client, we may be responsible for the shortfall amount necessary to purchase any replacement securities. In addition, in certain cases, we may also undertake the risk of loss in certain circumstances related to approved investments that are reverse repurchase transactions as described above. In these two scenarios, we, rather than our clients, are exposed to the risks of the defaulting counterparty in the securities lending transactions and, where applicable, in the reverse repurchase transactions. For further discussion on our securities lending indemnifications, see “Commitments and contingent liabilities - Off-balance sheet arrangements” in Note 21 of the Notes to Consolidated Financial Statements.

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

94 BNY Mellon

Risk Factors (continued)

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

In addition, our access to the debt capital markets is a significant source of liquidity. Events or circumstances often outside of our control, such as market disruptions, government fiscal and monetary policies, or loss of confidence by securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact BNY Mellon’s funding availability and cost. Conversely, if we experience excess liquidity inflows, it could increase interest expense, limit our financial flexibility, and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

Under the U.S. capital rules, the size of the capital surcharge that applies to U.S. G-SIBs is based in part on its reliance on short-term wholesale funding, including certain types of deposit funding, which may increase the cost of such funding. Furthermore, certain non-U.S. authorities, including the European Commission, have proposed legislation or regulations requiring large banks to incorporate a separate subsidiary in countries in which they operate, and to maintain independent capital and liquidity at foreign subsidiaries. If adopted, these requirements could hinder our ability to efficiently manage our funding and liquidity in a centralized manner. There can be no assurances that these measures will be successful in limiting BNY Mellon’s liquidity risk.

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

BNY Mellon 95

Risk Factors (continued)

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

We could incur losses if our allowance for credit losses, including loan and lending-related commitments reserves, is inadequate.

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

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries, which can occur at any time without notice, could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us or our rated subsidiaries to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels. The requirement to provide additional collateral or terminate these contracts and agreements could impair our liquidity by requiring us

96 BNY Mellon

Risk Factors (continued)

to find other sources of financing or to make significant cash payments or securities movements. A downgrade by any one rating agency, depending on the agency’s relative ratings of the firm at the time of the downgrade, may have an impact comparable to the impact of a downgrade by all rating agencies. If a rating agency downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. A material reduction in our credit ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

We cannot predict what actions rating agencies may take, or what actions we may elect or be required to take in response thereto, which may adversely affect us. For further discussion on the impact of a credit rating downgrade, see “Disclosure of contingent features in OTC derivative instruments” in Note 22 of the Notes to Consolidated Financial Statements.

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

Legal, regulatory and reputational risks may also exist in connection with dealing with new products or markets, or clients and customers whose businesses focus on such products or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction.

We are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

Many businesses in which we operate are intensely competitive around the world. Competitors include other banks, trading firms, broker-dealers, investment banks, asset managers, insurance companies, financial technology firms and a variety of other financial services and advisory companies whose products and services span the markets in which we operate. We compete on the basis of a number of factors, including transaction execution, capital or access to capital, products and services, innovation, reputation, lending limits, rates and price. Larger and more geographically diverse companies, and financial technology firms that invest substantial resources in developing and designing new technology (in particular digital and mobile technology) and that are not subject to the same level of regulation, may be able to offer financial products and services at more competitive prices than we are able to offer. Pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services

BNY Mellon 97

Risk Factors (continued)

at a lower price, may result in a reduction in the price we can charge for our products and services, which could, and in some cases has, negatively affected our ability to maintain or increase our profitability. Low economic growth may result in clients exiting markets, which could lead to a loss of business for us.

In addition, technological advances have made it possible for other types of non-depository institutions, such as financial technology firms, outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business. In the future, financial technology firms may be able to provide additional traditional banking products and services by obtaining a bank-like charter, such as the OCC’s fintech charter.

Markets, and the manner in which our clients interact and transact within markets, can evolve quickly, particularly if new or disruptive technologies are introduced. Our failure to either anticipate, or participate in, the transformational change within a given market could result in potential negative financial impact. Competitors may develop technological advances that could negatively impact our transaction execution or the pricing of our clearing, settlement, payments and trading activities. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive. For example, along with other financial institutions, we are researching ways to adapt robotics and distributed ledger technology to bank services. If we are not able to adapt these technologies as successfully as our peers, we may become less competitive. In addition, even if successful from a competitive standpoint, the use and implementation of new and emerging technologies may increase the risk that we experience cybersecurity or other information technology events.

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

Our ability to attract and retain key executives and other employees may be negatively affected by recent legislation and other existing restrictions applicable to incentive and other compensation programs, including limits on our ability to deduct for federal income tax purposes compensation in excess of $1 million paid to certain current and former executives, as well as deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in particular as we are more often competing for personnel with financial technology providers and other entities that are not regulated banking organizations that may not have the same limitations on compensation as we do.

The loss of employees’ skills, knowledge of the market, industry experience, and the cost of finding replacements may hurt our business. If we are unable to continue to attract and retain highly qualified employees, our performance, including our competitive position, could be adversely affected.

98 BNY Mellon

Risk Factors (continued)

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

In 2017, U.S. tax legislation was signed into law, resulting in tax benefits to us. We continue to monitor the tax impacts of additional guidance provided by the Internal Revenue Service with respect to this and other tax laws. Future tax laws or the expiration of or changes in existing tax laws, or the interpretation of those laws worldwide, could also have a material impact on our business or net income. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax

BNY Mellon 99

Risk Factors (continued)

authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business. See Note 11 of the Notes to Consolidated Financial Statements for further information.

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

Our ability to accurately predict or explain the outcome of the CCAR process is influenced by evolving supervisory criteria. The Federal Reserve’s annual assessment of our capital adequacy and planning process involves not only a quantitative assessment through the Federal Reserve’s proprietary stress test models but also a qualitative assessment. The qualitative assessment involves a number of factors and is expected to continue to evolve on an ongoing basis as a result of the Federal Reserve’s horizontal review of capital plan submissions. Similarly, the Federal Reserve may, as part of its stated goal to continually evolve its annual stress testing requirements, adjust several parameters of the annual stress testing process, including the severity of the stress test scenario and the addition of components deemed important by the Federal Reserve (e.g., a counterparty failure). Further, because the Federal Reserve’s proprietary stress test models and qualitative assessment may differ from the modeling techniques and capital planning practices employed by us, it is foreseeable that our stress test results (using our own models, estimation methodologies and processes) may not be consistent with those disclosed by the Federal Reserve. In addition, the Federal Reserve has proposed to replace the capital conservation buffer with a “stress capital buffer,” which would result in the integration of the G-SIB surcharge with stress-based capital requirements.

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

100 BNY Mellon

Risk Factors (continued)

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

In addition, regulatory capital rules that are or will be applicable to us including the U.S. capital rules risk-based capital requirements, the SLR, enhanced SLR, the TLAC Rule and the U.S. G-SIB surcharge may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase or alter the mix of our outstanding regulatory capital instruments.

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

There are various limitations on the extent to which our bank and other subsidiaries can finance or otherwise supply funds to the Parent (by dividend or otherwise) and certain of our affiliates. Each of these restrictions can reduce the amount of funds available to meet the Parent’s obligations. Many of our subsidiaries, including our bank subsidiaries, are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Parent or other subsidiaries. In addition, our bank subsidiaries would not be permitted to distribute a dividend if doing so would constitute an unsafe and unsound practice or if the payment would reduce their capital to an inadequate level. Our subsidiaries may also choose to restrict dividend payments to the Parent in order increase their own capital or liquidity levels. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with non-bank affiliates, minimum regulatory capital and liquidity requirements, and restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses. See “Supervision and Regulation” and “Liquidity and dividends” and Note 18 of the Notes to Consolidated Financial Statements. Further, we evaluate and manage liquidity on a legal entity basis, which may place legal and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, including the Parent.

There are also limitations specific to the IHC’s ability to make distributions or extend credit to the Parent. The IHC is not permitted to pay dividends to the Parent if certain key capital, liquidity and operational risk indicators are breached, and if the resolution of the Parent is imminent, the committed lines of credit provided by the IHC to the Parent will automatically terminate, with all outstanding amounts becoming due. See “The application of our Title I preferred resolution strategy or resolution under the Title II orderly liquidation authority could adversely affect the Parent’s liquidity and financial condition and the Parent’s security holders.”

Because the Parent is a holding company, its rights and the rights of its creditors, including the holders of its securities, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary will be subject to the prior claims of the

BNY Mellon 101

Risk Factors (continued)

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

From time to time, the FASB, the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retrospectively or to apply an existing standard differently, also retrospectively, in each case potentially resulting in the restatement of our prior period financial statements and our related disclosures.

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for loan losses and lending-related commitments, the fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in future impairments of, goodwill and intangible assets and establishment of allowances for loan losses and lending-related commitments as well as litigation and regulatory contingencies. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted. See “Recent Accounting

Developments” for a discussion of recent developments to our accounting standards.

102 BNY Mellon

Recent Accounting Developments

Recently issued accounting standards

The following ASUs issued by the Financial Accounting Standards Board (“FASB”) have not yet been adopted.

ASU 2016-02, Leases

In February 2016, the FASB issued an ASU, Leases. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a “right-of-use” asset and a payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease.

The Company adopted this guidance on Jan. 1, 2019 using the alternative transition method, which allows the adoption of the accounting standard prospectively without adjusting comparative prior period financial information. We recognized right-of-use assets of $1.3 billion and lease liabilities of $1.5 billion on the consolidated balance sheet, both based on the present value of the expected remaining lease payments.

ASU 2018-02, Income Statement—Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the FASB issued an ASU, Income Statement—Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU permits a reclassification from accumulated other comprehensive income to retained earnings for the tax effects of items within accumulated other comprehensive income that do not reflect the lower statutory tax rate which was enacted by the U.S. tax legislation. BNY Mellon adopted this guidance in the first quarter of 2019, which resulted in a $90 million reclassification from accumulated other comprehensive income to retained earnings.

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU introduces a new current expected credit losses model, which will apply to financial assets subject to credit losses and measured at amortized cost, including held-to-maturity securities and certain off-balance sheet credit exposures. The guidance will also change current practice for the impairment model for available-for-sale debt securities. The available-for-sale debt securities model will require the use of an allowance to record estimated credit losses and subsequent recoveries.

The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application. BNY Mellon has developed expected credit loss models and approaches that include forecasting and other methodologies, and our focus for the remainder of 2019 is on model validation as well as business process refinements and testing to ensure the expected credit losses are calculated in accordance with the standard. We are continuing to assess the impact of the standard on our consolidated financial statements, disclosures and internal control. The adoption impact will depend on several factors including the composition and remaining expected lives of financial instruments at the time of adoption, the establishment of an allowance for expected credit losses on held-to-maturity securities, and the macroeconomic conditions and forecasts that exist at that date. We plan to adopt the new standard on Jan. 1, 2020.

BNY Mellon 103

Business Continuity

Business continuity and operational resiliency are priorities for the Company. Core elements of our business continuity and operational resiliency strategies include advance planning, maintaining multiple data centers, testing our capabilities, maintaining diversity of business operations and telecommunications infrastructure, and reviewing the business continuity and information security capabilities of our service providers. These capabilities are intended to enable the Company to maintain its operations and appropriately respond to events that could damage our physical facilities, cause delays or disruptions to operational functions (including telecommunications networks), or impair the ability of our employees to work, of our vendors to provide services to us, or of our clients and counterparties to communicate and transact with us. Those events include information security incidents, technology disruptions, acts of terrorism, natural disasters, pandemics and global conflicts.

We continue to evaluate and strengthen our business continuity and operational resiliency capabilities and have increased our investments in technology to steadily enhance those capabilities, including our ability to resume and sustain our operations.

BNY Mellon 104

Supplemental Information (unaudited)

Explanation of GAAP and Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures on a tangible basis, as a supplement to generally accepted accounting principles (“GAAP”) information. Tangible common shareholders’ equity excludes goodwill and intangible assets, net of deferred tax liabilities. BNY Mellon believes that the return on tangible common equity measure is an additional useful measure for investors because it presents a measure of those assets that can generate income. BNY Mellon has provided a measure of tangible book value per common share, which it believes provides additional useful information as to the level of tangible assets in relation to shares of common stock outstanding.

The presentation of the growth rates of investment management and performance fees on a constant currency basis permits investors to assess the significance of changes in foreign currency exchange rates. Growth rates on a constant currency basis were determined by applying the current period foreign currency exchange rates to the prior period revenue. BNY Mellon believes that this presentation, as a supplement to GAAP information, gives investors a clearer picture of the related revenue results without the variability caused by fluctuations in foreign currency exchange rates.

BNY Mellon has presented the operating margin for the Investment Management business net of distribution and servicing expense that was passed to third parties who distribute or service our managed funds. BNY Mellon believes that this measure is useful when evaluating the performance of the Investment Management business relative to industry competitors.

The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2018	2017	2016	2015	2014
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$4,097	$3,915	$3,425	$3,053	$2,494
Add: Amortization of intangible assets	180	209	237	261	298
Less: Tax impact of amortization of intangible assets	42	72	81	89	104
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$4,235	$4,052	$3,581	$3,225	$2,688

Average common shareholders’ equity	$37,818	$36,145	$35,504	$35,564	$36,618
Less: Average goodwill	17,458	17,441	17,497	17,731	18,063
Average intangible assets	3,314	3,508	3,737	3,992	4,305
Add: Deferred tax liability – tax deductible goodwill (a)	1,072	1,034	1,497	1,401	1,340
Deferred tax liability – intangible assets (a)	692	718	1,105	1,148	1,216
Average tangible common shareholders’ equity – Non-GAAP	$18,810	$16,948	$16,872	$16,390	$16,806

Return on common shareholders’ equity – GAAP	10.8%	10.8%	9.6%	8.6%	6.8%
Return on tangible common shareholders’ equity – Non-GAAP	22.5%	23.9%	21.2%	19.7%	16.0%

(a)	Deferred tax liabilities are based on fully phased-in U.S. capital rules.

105 BNY Mellon

Supplemental Information (unaudited) (continued)

The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, unless otherwise noted)	2018	2017	2016	2015	2014
BNY Mellon shareholders’ equity at year end – GAAP	$40,638	$41,251	$38,811	$38,037	$37,441
Less: Preferred stock	3,542	3,542	3,542	2,552	1,562
BNY Mellon common shareholders’ equity at year end – GAAP	37,096	37,709	35,269	35,485	35,879
Less: Goodwill	17,350	17,564	17,316	17,618	17,869
Intangible assets	3,220	3,411	3,598	3,842	4,127
Add: Deferred tax liability – tax deductible goodwill (a)	1,072	1,034	1,497	1,401	1,340
Deferred tax liability – intangible assets (a)	692	718	1,105	1,148	1,216
BNY Mellon tangible common shareholders’ equity at year end – Non-GAAP	$18,290	$18,486	$16,957	$16,574	$16,439

Year-end common shares outstanding (in thousands)	960,426	1,013,442	1,047,488	1,085,343	1,118,228

Book value per common share – GAAP	$38.63	$37.21	$33.67	$32.69	$32.09
Tangible book value per common share – Non-GAAP	$19.04	$18.24	$16.19	$15.27	$14.70

(a)	Deferred tax liabilities are based on fully phased-in U.S. capital rules.

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2018 vs.
(dollars in millions)	2018	2017	2017
Investment management and performance fees	$3,685	$3,584	3%
Impact of changes in foreign currency exchange rates	—	34
Adjusted investment management and performance fees – Non-GAAP	$3,685	$3,618	2%

The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment Management business.

Constant currency reconciliation - Investment Management business			2018 vs.
(dollars in millions)	2018	2017	2017
Investment management and performance fees	$3,632	$3,522	3%
Impact of changes in foreign currency exchange rates	—	34
Adjusted investment management and performance fees – Non-GAAP	$3,632	$3,556	2%

The following table presents the reconciliation of the pre-tax operating margin for the Investment Management business.

Pre-tax operating margin reconciliation - Investment Management business
(dollars in millions)	2018	2017	2016
Income before income taxes – GAAP	$1,263	$1,141	$967

Total revenue – GAAP	$4,084	$3,997	$3,751
Less: Distribution and servicing expense	407	422	404
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$3,677	$3,575	$3,347

Pre-tax operating margin – GAAP (a)	31%	29%	26%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (a)	34%	32%	29%

(a)	Income before taxes divided by total revenue.

106 BNY Mellon

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/volume analysis (a)	2018 over (under) 2017			2017 over (under) 2016
	Due to change in			Due to change in
(dollar amounts in millions, presented on an FTE basis)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with banks (primarily foreign banks)	$(1)	$100	$99	$1	$15	$16
Interest-bearing deposits with the Federal Reserve and other central banks	(9)	221	212	(28)	149	121
Federal funds sold and securities purchased under resale agreements	11	682	693	14	176	190
Margin loans	(2)	169	167	(62)	140	78
Non-margin loans:
Domestic offices:
Consumer	8	13	21	33	6	39
Commercial	(29)	209	180	(17)	121	104
Foreign offices	(25)	103	78	(4)	65	61
Total non-margin loans	(46)	325	279	12	192	204
Securities:
U.S. government obligations	(31)	92	61	9	38	47
U.S. government agency obligations	76	247	323	71	138	209
State and political subdivisions - tax exempt	(19)	(12)	(31)	(15)	5	(10)
Other securities:
Domestic offices	(25)	151	126	(62)	67	5
Foreign offices	3	26	29	(11)	(45)	(56)
Total other securities	(22)	177	155	(73)	22	(51)
Trading securities (primarily domestic)	60	5	65	(1)	—	(1)
Total securities	64	509	573	(9)	203	194
Total interest revenue	$17	$2,006	$2,023	$(72)	$875	$803
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$35	$395	$430	$(1)	$67	$66
Foreign offices	—	285	285	3	77	80
Total interest-bearing deposits	35	680	715	2	144	146
Federal funds purchased and securities sold under repurchase agreements	(56)	589	533	17	172	189
Trading liabilities	—	22	22	4	(3)	1
Other borrowed funds:
Domestic offices	24	10	34	20	(3)	17
Foreign offices	(2)	—	(2)	—	1	1
Total other borrowed funds	22	10	32	20	(2)	18
Commercial paper	—	22	22	8	16	24
Payables to customers and broker-dealers	(10)	137	127	2	50	52
Long-term debt	18	278	296	69	138	207
Total interest expense	$9	$1,738	$1,747	$122	$515	$637
Changes in net interest revenue	$8	$268	$276	$(194)	$360	$166

(a)
Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

BNY Mellon 107

Selected Quarterly Data (unaudited)

Selected Quarterly Data	Quarter ended
(dollar amounts in millions, except per share amounts)	2018				2017
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement
Fee and other revenue	$3,146	$3,168	$3,210	$3,270	$2,860	$3,167	$3,120	$3,018
(Loss) income from consolidated investment management funds	(24)	10	12	(11)	17	10	10	33
Net interest revenue	885	891	916	919	851	839	826	792
Total revenue	4,007	4,069	4,138	4,178	3,728	4,016	3,956	3,843
Provision for credit losses	—	(3)	(3)	(5)	(6)	(6)	(7)	(5)
Noninterest expense	2,987	2,738	2,747	2,739	3,006	2,654	2,655	2,642
Income before taxes	1,020	1,334	1,394	1,444	728	1,368	1,308	1,206
Provision (benefit) for income taxes	150	220	286	282	(453)	348	332	269
Net income	870	1,114	1,108	1,162	1,181	1,020	976	937
Net loss (income) attributable to noncontrolling interests	11	(3)	(5)	9	(6)	(2)	(1)	(15)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	881	1,111	1,103	1,171	1,175	1,018	975	922
Preferred stock dividends	(49)	(36)	(48)	(36)	(49)	(35)	(49)	(42)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$832	$1,075	$1,055	$1,135	$1,126	$983	$926	$880
Basic earnings per common share	$0.84	$1.07	$1.04	$1.11	$1.09	$0.94	$0.88	$0.83
Diluted earnings per common share	0.84	1.06	1.03	1.10	1.08	0.94	0.88	0.83
Average balances
Interest-bearing deposits with banks	$78,582	$75,907	$85,424	$92,918	$89,029	$86,329	$84,148	$80,757
Securities	118,904	118,505	117,761	118,459	120,225	119,089	117,227	114,786
Trading securities	5,543	4,261	3,784	4,183	2,723	2,359	2,455	2,254
Loans	53,834	53,807	57,066	58,606	56,772	55,944	58,793	60,312
Total interest-earning assets	285,706	279,218	292,086	302,069	297,166	291,841	289,496	283,421
Total assets	338,591	332,341	346,328	358,175	350,786	345,709	342,515	336,200
Deposits	220,635	209,313	217,567	226,709	216,874	212,658	216,222	213,375
Long-term debt	28,201	28,074	28,349	28,407	28,245	28,138	27,398	25,882
Preferred stock	3,542	3,542	3,542	3,542	3,542	3,542	3,542	3,542
Total The Bank of New York Mellon Corporation common shareholders’ equity	37,886	38,036	37,750	37,593	36,952	36,780	35,862	34,965
Net interest margin	1.24%	1.27%	1.26%	1.22%	1.14%	1.15%	1.14%	1.13%
Annualized return on common equity	8.7%	11.2%	11.2%	12.2%	12.1%	10.6%	10.4%	10.2%
Pre-tax operating margin	25%	33%	34%	35%	20%	34%	33%	31%
Common stock data (a)
Closing price per share	$47.07	$50.99	$53.93	$51.53	$53.86	$53.02	$51.02	$47.23
Cash dividends per share	0.28	0.28	0.24	0.24	0.24	0.24	0.19	0.19
Market capitalization (b)	45,207	50,418	53,927	52,080	54,584	54,294	52,712	49,113

(a)
At Dec. 31, 2018, there were 27,805 shareholders registered with our stock transfer agent, compared with 29,472 at Dec. 31, 2017 and 28,015 at Dec. 31, 2016. In addition, there were 45,395 of BNY Mellon’s current and former employees at Dec. 31, 2018 who participate in BNY Mellon’s 401(k) Retirement Savings Plan. All shares of BNY Mellon’s common stock held by the Plan for its participants are registered in the name of The Bank of New York Mellon, as trustee.

(b)	At period end.

108 BNY Mellon

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about the usefulness of Non-GAAP measures, the future results of BNY Mellon, our businesses, financial, liquidity and capital condition, results of operations, liquidity, risk and capital management and processes, goals, strategies, outlook, objectives, expectations (including those regarding our performance results, expenses, nonperforming assets, seasonality in our businesses, impacts of currency fluctuations, impacts of trends on our businesses, regulatory, technology, market, economic or accounting developments, legal proceedings and other contingencies), effective tax rate, estimates (including those regarding expenses, losses inherent in our credit portfolios, capital ratios and the tax benefit related to U.S. tax legislation), intentions (including those regarding our capital returns and investment in technology), targets, opportunities, growth and initiatives.

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

Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in “Risk Factors,” such as:

•
a communications or technology disruption or failure that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations;

•
a cybersecurity incident, or a failure to protect our computer systems, networks and information and our clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information; any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses;

•	our business may be materially adversely affected by operational risk;

•	our risk management framework may not be effective in mitigating risk and reducing the potential for losses;

•
we are subject to extensive government rulemaking, regulation and supervision; these rules and regulations have, and in the future may, compel us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations; in addition, these rules and regulations have increased our compliance and operational risk and costs;

•	regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation;

•	our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm;

•
failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition;

•	a failure or circumvention of our controls and procedures could have a material adverse effect on our business, reputation, results of operations and financial condition;

•
the application of our Title I preferred resolution strategy or resolution under the Title II orderly liquidation authority could adversely affect the Parent’s liquidity and financial condition and the Parent’s security holders;

•
if our resolution plan is determined not to be credible or not to facilitate an orderly resolution under the U.S. Bankruptcy Code, our business, reputation, results of operations and financial condition could be materially negatively impacted;

•	acts of terrorism, impacts from climate change, natural disasters, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations;

•
we are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences;

109 BNY Mellon

Forward-looking Statements (continued)

•	weakness and volatility in financial markets and the economy generally may materially adversely affect our business, results of operations and financial condition;

•	transitions away from, or changes in the calculation of, LIBOR and other benchmark rates could adversely impact our business and results of operations;

•
the United Kingdom’s referendum decision to leave the EU has had and may continue to have negative effects on global economic conditions, global financial markets, and our business and results of operations;

•	changes in interest rates and yield curves could have a material adverse effect on our profitability;

•	we may experience write-downs of securities that we own and other losses related to volatile and illiquid market conditions, reducing our earnings and impacting our financial condition;

•	our FX revenue may be adversely affected by decreases in market volatility and the cross-border investment activity of our clients;

•
the failure or perceived weakness of any of our significant counterparties, many of whom are major financial institutions and sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business;

•	our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity;

•	we could incur losses if our allowance for credit losses, including loan and lending-related commitments reserves, is inadequate;

•
any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our results of operations and financial condition and on the value of the securities we issue;

•
new lines of business, new products and services or transformational or strategic project initiatives may subject us to additional risks, and the failure to implement these initiatives could affect our results of operations;

•	we are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability;

•	our business may be adversely affected if we are unable to attract and retain employees;

•	our strategic transactions present risks and uncertainties and could have an adverse effect on our business, results of operations and financial condition;

•
tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition;

•
our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and the approval of our capital plan, applicable provisions of Delaware law or our failure to pay full and timely dividends on our preferred stock;

•
the Parent is a non-operating holding company, and as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders; and

•
changes in accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.

Investors should consider all risk factors discussed in our 2018 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other websites referenced herein are not part of this report.

110 BNY Mellon

Acronyms

ABS	Asset-backed security
APAC	Asia-Pacific region
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
AUC/A	Assets under custody and/or administration
AUM	Assets under management
BCBS	Basel Committee on Banking Supervision
BHCs	Bank holding companies
bps	basis points
CCAR	Comprehensive Capital Analysis and Review
CDs	Certificates of deposit
CET1	Common Equity Tier 1 capital
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
CVA	Credit valuation adjustment
DVA	Debit valuation adjustment
EMEA	Europe, the Middle East and Africa
ERISA	Employee Retirement Income Security Act of 1974
ESOP	Employee Stock Ownership Plan
EVE	Economic value of equity
FASB	Financial Accounting Standards Board
FCA	Financial Conduct Authority
FDIC	Federal Deposit Insurance Corporation
FHC	Financial holding company
FINRA	Financial Industry Regulatory Authority, Inc.
FTE	Fully taxable equivalent
FX	Foreign exchange
GAAP	Generally accepted accounting principles
G-SIBs	Global systemically important banks
HQLA	High-quality liquid assets
IDI	Insured depository institution
IHC	Intermediate holding company

LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LTD	External eligible long-term debt
M&I	Merger and integration
MBS	Mortgage-backed security
MMF	Money market funds
N/A	Not applicable or Not available
NAV	Net asset value
N/M	Not meaningful
NSFR	Net stable funding ratio
NYSE	New York Stock Exchange
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OTC	Over-the-counter
OTTI	Other-than-temporary impairment
PRA	Prudential Regulation Authority
PSUs	Performance share units
REIT	Real estate investment trust
RMBS	Residential mortgage-backed security
RSUs	Restricted stock units
RWAs	Risk-weighted assets
S&P	Standard & Poor’s
SBIC	Small business investment company
SBLC	Standby letters of credit
SEC	Securities and Exchange Commission
SIFIs	Systemically important financial institutions
SLR	Supplementary Leverage Ratio
TDR	Troubled debt restructuring
TLAC	Total loss-absorbing capacity
VaR	Value-at-risk
VIE	Variable interest entity
VME	Voting model entity

111 BNY Mellon

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

Book value per share - The per share value of a company based on common shareholders’ equity.

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

BNY Mellon 112

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

Fixed Income Clearing Corporation (“FICC”) - An agency that deals with the confirmation, settlement and delivery of fixed-income assets in the U.S. The agency ensures the systematic and efficient settlement of U.S. government securities and mortgage-backed security transactions in the market.

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

Global systemically important bank (“G-SIB”) - A financial institution whose distress or disorderly failure, because of its size, complexity and systemic interconnectedness, would cause significant disruption to the wider financial system and economic activity.

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

BNY Mellon 113

Glossary (continued)

Interest rate sensitivity - The exposure of net interest revenue to interest rate movements.

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

Repurchase agreement (“Repo”) - An instrument used to raise short-term funds whereby securities are sold with an agreement for the seller to buy back the securities at a later date.

Reputational risk - Arises when events or actions that negatively impact our reputation lead to a loss of existing clients and could make it more challenging to acquire new business.

Residential mortgage-backed security (“RMBS”) - An asset-backed security whose cash flows are backed by principal and interest payments of a set of residential mortgage loans.

Restricted cash and/or securities - Cash and/or securities that are segregated under federal and other regulatory requirements and consists of excess client funds held by our broker-dealer entities.

Return on average assets - Net income applicable to common shareholders divided by average assets.

Return on common equity - Net income applicable to common shareholders divided by average common shareholders’ equity.

114 BNY Mellon

Glossary (continued)

Return on tangible common equity - Net income applicable to common shareholders, excluding amortization of intangible assets, divided by average tangible common shareholders’ equity.

Reverse repurchase agreement - The purchase of securities with the agreement to sell them at a higher price at a specific future date.

Securities lending transaction - A fully collateralized transaction in which the owner of a security agrees to lend the security typically through an agent (such as The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

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

Tangible book value per share - Amount per share that common shareholders can expect to receive if the company goes bankrupt and all of its tangible assets are liquidated at their book value.

Tangible common shareholders’ equity - Common equity less goodwill and intangible assets adjusted for deferred tax liabilities associated with non-tax deductible intangible assets and tax deductible goodwill.

Tier 1 leverage ratio - Tier 1 capital divided by quarterly average total assets, as defined by the regulators.

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

BNY Mellon 115

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2018, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2018 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 117.

116 BNY Mellon

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY Mellon) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY Mellon as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

117 BNY Mellon

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

/s/ KPMG LLP

New York, New York
February 27, 2019

118 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2018	2017	2016
Fee and other revenue
Investment services fees:
Asset servicing	$4,608	$4,383	$4,244
Clearing services	1,578	1,553	1,404
Issuer services	1,099	977	1,026
Treasury services	554	557	547
Total investment services fees	7,839	7,470	7,221
Investment management and performance fees	3,685	3,584	3,350
Foreign exchange and other trading revenue	732	668	701
Financing-related fees	207	216	219
Distribution and servicing	139	160	166
Investment and other income	240	64	341
Total fee revenue	12,842	12,162	11,998
Net securities (losses) gains — including other-than-temporary impairment	(47)	6	79
Noncredit-related portion of other-than-temporary impairment (recognized in other comprehensive income)	1	3	4
Net securities (losses) gains	(48)	3	75
Total fee and other revenue	12,794	12,165	12,073
Operations of consolidated investment management funds
Investment (loss) income	(12)	74	35
Interest of investment management fund note holders	1	4	9
(Loss) income from consolidated investment management funds	(13)	70	26
Net interest revenue
Interest revenue	6,432	4,382	3,575
Interest expense	2,821	1,074	437
Net interest revenue	3,611	3,308	3,138
Total revenue	16,392	15,543	15,237
Provision for credit losses	(11)	(24)	(11)
Noninterest expense
Staff (a)	6,145	6,033	5,809
Professional, legal and other purchased services	1,334	1,276	1,186
Software	772	744	647
Net occupancy	630	570	592
Sub-custodian and clearing (b)	450	414	400
Distribution and servicing	406	419	405
Furniture and equipment	290	241	247
Business development	228	229	245
Bank assessment charges	170	220	219
Amortization of intangible assets	180	209	237
Other (a)(b)(c)	606	602	536
Total noninterest expense	11,211	10,957	10,523
Income
Income before income taxes	5,192	4,610	4,725
Provision for income taxes	938	496	1,177
Net income	4,254	4,114	3,548
Net loss (income) attributable to noncontrolling interests (includes $12, $(33) and $(10) related to consolidated investment management funds, respectively)	12	(24)	(1)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	4,266	4,090	3,547
Preferred stock dividends	(169)	(175)	(122)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,097	$3,915	$3,425

(a)
In 2018, we adopted new accounting guidance included in ASU 2017-07, Compensation-Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which required the reclassification of the components of pension and other postretirement costs, other than the service cost component. As a result, staff expense increased and other expense decreased. Prior periods have been reclassified. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

(b)	Beginning in 2018, clearing expense, which was previously included in other expense, was included with sub-custodian expense. Prior periods have been reclassified.

(c)
Beginning in 2018, M&I, litigation and restructuring charges are no longer separately disclosed. Expenses previously reported in this line have been reclassified to existing expense categories, primarily other expense.

BNY Mellon 119

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation
	Year ended Dec. 31,
(in millions)	2018	2017	2016
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,097	$3,915	$3,425
Less: Earnings allocated to participating securities	27	43	52
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$4,070	$3,872	$3,373

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2018	2017	2016
Basic	1,002,922	1,034,281	1,066,286
Common stock equivalents	6,801	13,030	15,672
Less: Participating securities	(2,582)	(7,021)	(9,945)
Diluted	1,007,141	1,040,290	1,072,013

Anti-dilutive securities (a)	6,804	12,383	31,695

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2018	2017	2016
Basic	$4.06	$3.74	$3.16
Diluted	$4.04	$3.72	$3.15

(a)
Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

See accompanying Notes to Consolidated Financial Statements.

120 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2018	2017	2016
Net income	$4,254	$4,114	$3,548
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(313)	853	(850)
Unrealized (loss) gain on assets available-for-sale:
Unrealized (loss) gain arising during the period	(416)	153	(242)
Reclassification adjustment	36	(3)	(49)
Total unrealized (loss) gain on assets available-for-sale	(380)	150	(291)
Defined benefit plans:
Net (loss) gain arising during the period	(189)	342	(108)
Foreign exchange adjustment	—	1	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	69	68	57
Total defined benefit plans	(120)	411	(51)
Net unrealized (loss) gain on cash flow hedges	(10)	9	(4)
Total other comprehensive (loss) income, net of tax (a)	(823)	1,423	(1,196)
Total comprehensive income	3,431	5,537	2,352
Net loss (income) attributable to noncontrolling interests	12	(24)	(1)
Other comprehensive loss (income) attributable to noncontrolling interests	11	(15)	31
Comprehensive income applicable to shareholders of The Bank of New York Mellon Corporation	$3,454	$5,498	$2,382

(a)
Other comprehensive (loss) income attributable to The Bank of New York Mellon Corporation shareholders was $(812) million for the year ended Dec. 31, 2018, $1,408 million for the year ended Dec. 31, 2017 and $(1,165) million for the year ended Dec. 31, 2016.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 121

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2018	2017
Assets
Cash and due from:
Banks	$5,864	$5,382
Interest-bearing deposits with the Federal Reserve and other central banks	67,988	91,510
Interest-bearing deposits with banks ($2,394 and $1,751 is restricted)	14,148	11,979
Federal funds sold and securities purchased under resale agreements	46,795	28,135
Securities:
Held-to-maturity (fair value of $33,302 and $40,512)	33,982	40,827
Available-for-sale	85,809	79,543
Total securities	119,791	120,370
Trading assets	7,035	6,022
Loans	56,564	61,540
Allowance for loan losses	(146)	(159)
Net loans	56,418	61,381
Premises and equipment	1,832	1,634
Accrued interest receivable	671	610
Goodwill	17,350	17,564
Intangible assets	3,220	3,411
Other assets (includes $742 and $791, at fair value)	21,298	23,029
Subtotal assets of operations	362,410	371,027
Assets of consolidated investment management funds, at fair value	463	731
Total assets	$362,873	$371,758
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$70,783	$82,716
Interest-bearing deposits in U.S. offices	74,904	52,294
Interest-bearing deposits in non-U.S. offices	93,091	109,312
Total deposits	238,778	244,322
Federal funds purchased and securities sold under repurchase agreements	14,243	15,163
Trading liabilities	3,479	3,984
Payables to customers and broker-dealers	19,731	20,184
Commercial paper	1,939	3,075
Other borrowed funds	3,227	3,028
Accrued taxes and other expenses	5,669	6,225
Other liabilities (including allowance for lending-related commitments of $106 and $102, also includes $88 and $800, at fair value)	5,774	6,050
Long-term debt (includes $371 and $367, at fair value)	29,163	27,979
Subtotal liabilities of operations	322,003	330,010
Liabilities of consolidated investment management funds, at fair value	2	2
Total liabilities	322,005	330,012
Temporary equity
Redeemable noncontrolling interests	129	179
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 35,826 and 35,826 shares	3,542	3,542
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,364,877,915 and 1,354,163,581 shares	14	14
Additional paid-in capital	27,118	26,665
Retained earnings	28,652	25,635
Accumulated other comprehensive loss, net of tax	(3,171)	(2,357)
Less: Treasury stock of 404,452,246 and 340,721,136 common shares, at cost	(15,517)	(12,248)
Total The Bank of New York Mellon Corporation shareholders’ equity	40,638	41,251
Nonredeemable noncontrolling interests of consolidated investment management funds	101	316
Total permanent equity	40,739	41,567
Total liabilities, temporary equity and permanent equity	$362,873	$371,758

See accompanying Notes to Consolidated Financial Statements.

122 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2018	2017	2016
Operating activities
Net income	$4,254	$4,114	$3,548
Net loss (income) attributable to noncontrolling interests	12	(24)	(1)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	4,266	4,090	3,547
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	(11)	(24)	(11)
Pension plan contributions	(55)	(114)	(108)
Depreciation and amortization	1,339	1,474	1,502
Deferred tax (benefit) expense	(525)	133	(126)
Net securities losses (gains)	48	(3)	(75)
Change in trading assets and liabilities	(574)	(694)	1,522
Originations of loans held-for-sale	—	—	(350)
Proceeds from the sales of loans originated for sale	—	—	831
Change in accruals and other, net (a)	1,508	(195)	(465)
Net cash provided by operating activities (a)	5,996	4,667	6,267
Investing activities
Change in interest-bearing deposits with banks (a)	(2,011)	2,199	(1,225)
Change in interest-bearing deposits with the Federal Reserve and other central banks	21,954	(29,613)	53,347
Purchases of securities held-to-maturity	(5,055)	(8,329)	(6,673)
Paydowns of securities held-to-maturity	4,346	4,448	4,907
Maturities of securities held-to-maturity	6,317	3,992	3,738
Purchases of securities available-for-sale	(32,404)	(26,151)	(27,470)
Sales of securities available-for-sale	8,247	6,001	7,580
Paydowns of securities available-for-sale	7,716	9,129	8,826
Maturities of securities available-for-sale	9,063	6,319	11,347
Net change in loans	4,620	2,794	(1,483)
Sales of loans and other real estate	263	392	173
Change in federal funds sold and securities purchased under resale agreements (a)	(18,662)	(2,334)	(1,407)
Net change in seed capital investments	59	(124)	(114)
Purchases of premises and equipment/capitalized software	(1,108)	(1,197)	(825)
Proceeds from the sale of premises and equipment	23	—	65
Acquisitions, net of cash	—	—	(42)
Dispositions, net of cash	84	—	1
Other, net (a)	(153)	(231)	(461)
Net cash provided by (used for) investing activities (a)	3,299	(32,705)	50,284
Financing activities
Change in deposits	(2,874)	17,069	(54,738)
Change in federal funds purchased and securities sold under repurchase agreements	(920)	5,174	(5,013)
Change in payables to customers and broker-dealers	(433)	(813)	(911)
Change in other borrowed funds	164	1,852	225
Change in commercial paper	(1,136)	3,075	—
Net proceeds from the issuance of long-term debt	5,143	4,738	6,229
Repayments of long-term debt	(3,650)	(1,046)	(2,953)
Proceeds from the exercise of stock options	80	431	438
Issuance of common stock	40	34	27
Issuance of preferred stock	—	—	990
Treasury stock acquired	(3,269)	(2,686)	(2,398)
Common cash dividends paid	(1,052)	(901)	(778)
Preferred cash dividends paid	(169)	(175)	(122)
Other, net	(22)	26	(46)
Net cash (used for) provided by financing activities	(8,098)	26,778	(59,050)
Effect of exchange rate changes on cash	(72)	189	(114)
Change in cash and due from banks and restricted cash (a)
Change in cash and due from banks and restricted cash	1,125	(1,071)	(2,613)
Cash and due from banks and restricted cash at beginning of period	7,133	8,204	10,817
Cash and due from banks and restricted cash at end of period	$8,258	$7,133	$8,204
Cash and due from banks and restricted cash: (a)
Cash and due from banks at end of period (unrestricted cash)	$5,864	$5,382	$4,822
Restricted cash at end of period	2,394	1,751	3,382
Cash and due from banks and restricted cash at end of period	$8,258	$7,133	$8,204
Supplemental disclosures
Interest paid	$2,711	$1,033	$406
Income taxes paid	983	498	1,010
Income taxes refunded	175	20	307

(a)
Reflects the impact of adopting new accounting guidance included in ASU 2016-15 and ASU 2016-18. Prior periods have been restated. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 123

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2017	$3,542	$14	$26,665	$25,635	$(2,357)	$(12,248)	$316	$41,567	(a)	$179
Adjustment for the cumulative effect of applying ASU 2014-09 for contract revenue	—	—	—	(55)	—	—	—	(55)		—
Adjustment for the cumulative effect of applying ASU 2017-12 for derivatives and hedging	—	—	—	27	(2)	—	—	25		—
Adjusted balance at Jan. 1, 2018	3,542	14	26,665	25,607	(2,359)	(12,248)	316	41,537		179
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		61
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(92)
Other net changes in noncontrolling interests	—	—	12	—	—	—	(203)	(191)		(8)
Net income (loss)	—	—	—	4,266	—	—	(12)	4,254		—
Other comprehensive (loss)	—	—	—	—	(812)	—	—	(812)		(11)
Dividends:
Common stock at $1.04 per share	—	—	—	(1,052)	—	—	—	(1,052)		—
Preferred stock	—	—	—	(169)	—	—	—	(169)		—
Repurchase of common stock	—	—	—	—	—	(3,269)	—	(3,269)		—
Common stock issued under:
Employee benefit plans	—	—	31	—	—	—	—	31		—
Direct stock purchase and dividend reinvestment plan	—	—	30	—	—	—	—	30		—
Stock awards and options exercised	—	—	380	—	—	—	—	380		—
Balance at Dec. 31, 2018	$3,542	$14	$27,118	$28,652	$(3,171)	$(15,517)	$101	$40,739	(a)	$129

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,709 million at Dec. 31, 2017 and $37,096 million at Dec. 31, 2018.

124 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2016	$3,542	$13	$25,962	$22,621	$(3,765)	$(9,562)	$618	$39,429	(a)	$151
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		56
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(70)
Other net changes in noncontrolling interests	—	—	(35)	—	—	—	(335)	(370)		36
Net income (loss)	—	—	—	4,090	—	—	33	4,123		(9)
Other comprehensive income	—	—	—	—	1,408	—	—	1,408		15
Dividends:
Common stock at $0.86 per share	—	—	—	(901)	—	—	—	(901)		—
Preferred stock	—	—	—	(175)	—	—	—	(175)		—
Repurchase of common stock	—	—	—	—	—	(2,686)	—	(2,686)		—
Common stock issued under:
Employee benefit plans	—	—	28	—	—	—	—	28		—
Direct stock purchase and dividend reinvestment plan	—	—	26	—	—	—	—	26		—
Stock awards and options exercised	—	1	684	—	—	—	—	685		—
Balance at Dec. 31, 2017	$3,542	$14	$26,665	$25,635	$(2,357)	$(12,248)	$316	$41,567	(a)	$179

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,269 million at Dec. 31, 2016 and $37,709 million at Dec. 31, 2017.

	The Bank of New York Mellon Corporation shareholders						Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amounts)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2015	$2,552	$13	$25,262	$19,974	$(2,600)	$(7,164)	$738	$38,775	(a)	$200
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		55
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(102)
Other net changes in noncontrolling interests	—	—	(24)	—	—	—	(130)	(154)		38
Net income (loss)	—	—	—	3,547	—	—	10	3,557		(9)
Other comprehensive (loss)	—	—	—	—	(1,165)	—	—	(1,165)		(31)
Dividends:
Common stock at $0.72 per share	—	—	—	(778)	—	—	—	(778)		—
Preferred stock	—	—	—	(122)	—	—	—	(122)		—
Repurchase of common stock	—	—	—	—	—	(2,398)	—	(2,398)		—
Common stock issued under:
Employee benefit plans	—	—	27	—	—	—	—	27		—
Direct stock purchase and dividend reinvestment plan	—	—	21	—	—	—	—	21		—
Preferred stock issued	990	—	—	—	—	—	—	990		—
Stock awards and options exercised	—	—	676	—	—	—	—	676		—
Balance at Dec. 31, 2016	$3,542	$13	$25,962	$22,621	$(3,765)	$(9,562)	$618	$39,429	(a)	$151

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,485 million at Dec. 31, 2015 and $35,269 million at Dec. 31, 2016.

See accompanying unaudited Notes to Consolidated Financial Statements.

BNY Mellon 125

Notes to Consolidated Financial Statements

Note 1–Summary of significant accounting and reporting policies

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our two principal businesses, Investment Management and Investment Services, we serve the following major classes of customers - institutions, corporations and high net worth individuals. For institutions and corporations, we provide the following services:

•	investment management;

•	custody;

•	foreign exchange;

•	fund services;

•	broker-dealer services;

•	securities finance;

•	collateral and liquidity services;

•	clearing services;

•	depositary receipts;

•	corporate trust;

•	global payments;

•	trade finance; and

•	cash management.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Amounts subject to estimates are items such as allowance for loan losses and lending-related commitments, fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in future impairments of investment securities, goodwill and intangible assets and establishment of allowances for loan losses and lending-related commitments as well as accruals for litigation and regulatory contingencies.

Changes in accounting

See Note 2 for the new accounting standards adopted in 2018.

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

BNY Mellon 126

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

Parent financial statements

The Parent financial statements in Note 18 include the accounts of the Parent; those of a wholly owned financing subsidiary that functions as a financing entity for BNY Mellon and its subsidiaries; and MIPA, LLC, a single-member limited liability company, created to hold and administer corporate-owned life insurance. Financial data for the Parent, the financing subsidiary and the single-member limited liability company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

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

A loss in value of an equity investment that is determined to be other-than-temporary is recognized by reducing the carrying value of the equity investment down to its fair value.

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

Equity method investments at Dec. 31, 2018
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon	50.0%	$548
Siguler Guff	20.0%	$244

Variable interest and voting model entities

We evaluate an entity for possible consolidation in accordance with ASC 810, Consolidation. We first determine whether or not we have variable interests in the entity, which are investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns. Our variable interests may include decision-maker or service provider fees, direct and indirect investments and investments made by related parties, including related parties under common control. If it is determined that we do not have a variable interest in

BNY Mellon 127

Notes to Consolidated Financial Statements (continued)

the entity, no further analysis is required and the entity is not consolidated.

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

Restricted cash and securities

Cash and securities may be segregated under federal and other regulatory requirements and consists of excess client funds held by our broker-dealer entities. Restricted cash is included in interest-bearing deposits with banks on the consolidated balance sheet and with cash and due from banks when reconciling the beginning and end-of-period balances on the consolidated statement of cash flows.

Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financings. Generally, these agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased, plus accrued interest.

Securities purchased under resale agreements are fully collateralized with high-quality liquid securities. Collateral requirements are monitored and additional collateral is received or provided, as required. As such, these transactions carry minimal credit risk and are not allocated an allowance for credit losses.

Where an enforceable netting agreement exists, resale and repurchase agreements executed with the same counterparty and the same maturity date are reported on a net basis.

Available-for-sale securities and held-to-maturity securities and trading securities

Securities are classified as trading, available-for-sale or held-to-maturity securities when they are purchased. Securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Securities are classified as held-to-maturity securities when we intend and have the ability to hold them until maturity. Securities are classified as trading securities when our intention is to resell the securities.

Trading securities are measured at fair value and included in trading assets on the balance sheet. Trading revenue includes both realized and unrealized

128 BNY Mellon

Notes to Consolidated Financial Statements (continued)

gains and losses. The liability incurred on short-sale transactions, representing the obligation to deliver securities, is included in trading liabilities at fair value.

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale, are recorded net of tax as an addition to or deduction from OCI, unless a security is deemed to have other-than-temporary impairment (“OTTI”). Gains and losses on sales of available-for-sale securities are reported in the income statement. The cost of debt and equity securities sold is determined on a specific identification and average cost method, respectively. Held-to-maturity securities are measured at amortized cost.

Income on securities purchased is adjusted for amortization of premium and accretion of discount on a level yield basis, generally over their contractual life.

We routinely conduct periodic reviews to identify and evaluate each security to determine whether OTTI has occurred. We examine various factors when determining whether an impairment, representing the fair value of a security being below its amortized cost, is other-than-temporary. The following are examples of factors that we consider:

•	The length of time and the extent to which the fair value has been less than the amortized cost basis;

•	Whether management has an intent to sell the security;

•	Whether the decline in fair value is attributable to specific conditions, such as conditions in an industry or in a geographic area, affecting a particular investment;

•	Whether a debt security has been downgraded by a rating agency;

•	Whether a debt security exhibits cash flow deterioration; and

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

The accounting policy for the determination of the fair value of financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on available market data. See Note 4 for these disclosures.

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

BNY Mellon 129

Notes to Consolidated Financial Statements (continued)

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

Allowance for loan losses and allowance for lending-related commitments

The allowance for loan losses, shown as a valuation allowance to loans, and the allowance for lending-related commitments recorded in other liabilities, are referred to as BNY Mellon’s allowance for credit losses. The accounting policy for the determination of the adequacy of the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

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

130 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The components of the allowance for loan losses and the allowance for lending-related commitments are inclusive of the qualitative allowance framework and consist of the following three elements:

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

BNY Mellon 131

Notes to Consolidated Financial Statements (continued)

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

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets’ identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed annually for impairment, or more often if events and circumstances indicate it is more likely than not they may be impaired and to determine if the lives are no longer indefinite and should be amortized. The amount of goodwill impairment is determined by the excess of the carrying value of the reporting unit over its fair value. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates. See Note 6 for additional disclosures related to goodwill and intangible assets.

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

Seed capital

Seed capital investments are generally classified as other assets and carried at fair value. Unrealized gains and losses on seed capital investments are recorded in investment and other income. Certain risk retention investments in our collateralized loan obligations (“CLOs”) are classified as available-for-sale securities. Any unrealized gains and losses are recorded net of tax as an addition to or deduction

132 BNY Mellon

Notes to Consolidated Financial Statements (continued)

from other comprehensive income, unless the investment is deemed to have OTTI.

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

Fee revenue

Investment Services and Investment Management revenue is based on terms specified in a contract with a customer, and excludes any amounts collected on behalf of third parties. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services. Taxes assessed by a governmental authority, that are both imposed on, and concurrent with, a specific revenue-producing transaction, are collected from a customer and are excluded from revenue.

Performance fees are recognized in the period in which the performance fees are earned and become determinable. Performance fees are constrained until all uncertainties are resolved and reversal of previously recorded amounts is not probable. Performance fees are generally calculated as a percentage of the applicable portfolio’s performance in excess of a benchmark index or a peer group’s performance. When a portfolio underperforms its benchmark or fails to generate positive performance, subsequent years’ performance must generally exceed this shortfall prior to fees being earned. Amounts billable, which are subject to a clawback if future performance thresholds in current or future years are not met, are not recognized since the fees are potentially uncollectible. These fees are recognized when it is determined that they will be collected. When a multi-year performance contract provides that fees earned are billed ratably over the performance period, only the portion of the fees earned that are non-refundable are recognized.

Additionally, we recognize revenue from non-refundable, implementation fees under outsourcing contracts using a straight-line method, commencing in the period the ongoing services are performed through the expected term of the contractual relationship. Incremental direct set-up costs of implementation, up to the related customer margin or minimum fee revenue amount, are deferred and amortized over the same period that the related implementation fees are recognized. If a client terminates an outsourcing contract prematurely, the unamortized deferred incremental direct set-up costs and the unamortized deferred implementation fees related to that contract are recognized in the period the contract is terminated.

We record foreign exchange and other trading revenue, financing-related fees and other revenue when the services are provided and earned based on contractual terms, when amounts are determined and collectability is reasonably assured.

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

BNY Mellon 133

Notes to Consolidated Financial Statements (continued)

U.S. dollar are recorded as foreign currency translation adjustments in OCI. Revenue and expense transactions are translated at the applicable daily rate or the weighted average monthly exchange rate when applying the daily rate is not practical.

Pension

The measurement date for BNY Mellon’s pension plans is December 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield curves of high-quality corporate bonds available in the marketplace. The net periodic pension expense or credit includes service costs (if applicable), interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value, amortization of prior service cost and amortization of prior years’ actuarial gains and losses.

Actuarial gains and losses include gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from demographic or investment experience different than assumed, changes in the discount rate or other assumptions. To the extent an actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is generally recognized over the future service periods of active employees. Benefit accruals under the U.S. pension plans are frozen. Future unrecognized actuarial gains and losses for the U.S. plans that exceed a threshold amount are amortized over the average future life expectancy of plan participants with a maximum of 15 years.

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

See Note 17 for additional disclosures related to pensions.

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

Derivative financial instruments

Derivatives are recorded on the balance sheet at fair value and include futures, forwards, interest rate

134 BNY Mellon

Notes to Consolidated Financial Statements (continued)

swaps, foreign currency swaps and options and similar products. Derivatives in an unrealized gain position are recognized as assets while derivatives in unrealized loss position are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent subject to legally enforceable netting agreements. Derivatives designated and effective in qualifying hedging relationships are classified in other assets or other liabilities on the balance sheet. All other derivatives are classified within trading assets or trading liabilities on the balance sheet. Gains and losses on trading derivatives are generally included in foreign exchange and other trading revenue.

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

To qualify for hedge accounting each hedge relationship is required to be highly effective at reducing the risk associated with the exposure being hedged, both prospectively and retrospectively. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategy for undertaking various hedging transactions. At inception, the potential cause of ineffectiveness related to each of our hedges is assessed to determine if we can expect the hedge to be highly effective over the life of the transaction. At hedge inception, we document the methodology to be utilized for evaluating effectiveness on an ongoing basis, and we monitor ongoing hedge effectiveness at least quarterly.

For qualifying fair value hedges, changes in the fair value of the derivative, and changes in the value of the hedged item associated with the designated risks being hedged, are recognized in earnings. Certain amounts excluded from the assessment of effectiveness are recorded in OCI and recognized in earnings through an amortization approach over the life of the derivative. We discontinue hedge accounting prospectively when we determine that the hedge is no longer effective or the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange and other trading revenue. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item.

For qualifying cash flow hedges, changes in the fair value of the derivative are recorded in OCI, until reclassified into earnings in the same period the hedged item impacts earnings. If the hedge relationship is terminated, then the change in value will be reclassified from OCI to earnings when the cash flows that were previously hedged affect earnings. If cash flow hedge accounting is discontinued as a result of a forecasted transaction no longer being probable to occur, then the amount reported in OCI is immediately reclassified to current earnings.

Derivative amounts affecting earnings are recognized in the same income statement line as the hedged item affects earnings, principally interest income, interest expense and other revenue.

Foreign currency transaction gains and losses related to qualifying hedges of net investments in a foreign operation are recorded with cumulative foreign currency translation adjustments within OCI net of their tax effect. The Company evaluates effectiveness of its foreign currency derivatives designated as hedges of its net investments utilizing the forward rate method.

The determination of fair value of derivative financial instruments has been identified as a “critical accounting estimate.” See Note 22 for additional disclosures related to derivative financial instruments.

Earnings per common share

Earnings per common share is calculated using the two-class method under which earnings are allocated to common shareholders and holders of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to

BNY Mellon 135

Notes to Consolidated Financial Statements (continued)

dividends or dividend equivalents are considered participating securities under the two-class method.

Basic earnings per share is calculated by dividing net income allocated to common shareholders of BNY Mellon by the average number of common shares outstanding and vested stock-based compensation awards where recipients have satisfied either the explicit vesting terms or retirement-eligibility requirements.

Diluted earnings per common share is computed under the more dilutive of either the treasury stock method or the two-class method. We increase the average number of shares of common stock outstanding by the assumed number of shares of common stock that would be issued assuming the exercise of stock options and the issuance of shares related to stock-based compensation awards using the treasury stock method, if dilutive. Diluted earnings per share is calculated by dividing net income allocated to common shareholders of BNY Mellon by the adjusted average number of common shares outstanding.

Statement of cash flows

We have defined cash as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged. Distributions received from equity method investees are classified as cash inflows from operating activities on the consolidated statement of cash flows. Excess returns on investments of equity method investments are classified as cash flows from investing activities on the consolidated statement of cash flows.

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

Note 2–Accounting changes and new accounting guidance

The following accounting changes and new accounting guidance were adopted in 2018.

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

The most significant impact of the new guidance to the Company relates to the new accounting alternatives for fair value hedges of interest rate risk, specifically, the ability to hedge only the benchmark component of the contractual cash flows and partial-term hedging. The guidance also changed presentation and disclosure requirements and made changes to how the shortcut method is applied, which resulted in the Company using that method going forward for certain hedging relationships.

BNY Mellon elected to early adopt this ASU on Jan. 31, 2018, which is the “as of” date for which the Company was permitted to make certain elections and the measurement date for recording the adoption impact for certain hedge modifications. As part of the adoption, we elected to reclassify approximately $1.1 billion of debt securities from held-to-maturity to available-for-sale which resulted in a decrease of $47 million pre-tax to accumulated other comprehensive income. The Company also elected to modify certain hedge relationships as of the adoption date primarily to utilize the benchmark component method of measuring hedge effectiveness, as such method is deemed to more closely match risk management objectives with accounting results. The Company recognized a $27 million after-tax increase in retained earnings as of Jan. 1, 2018 associated with the adoption impact of these hedge modifications.

136 BNY Mellon

Notes to Consolidated Financial Statements (continued)

ASU 2017-07, Compensation - Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost

In March 2017, the FASB issued an ASU, Compensation - Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. This ASU requires the disaggregation of the service cost component from the other components of the net benefit cost in the consolidated income statement. This ASU also permits only the service cost component of net benefit cost to be eligible for capitalization. BNY Mellon adopted this ASU in the first quarter of 2018, and applied the guidance retrospectively for the presentation of the service cost component and the other components in the consolidated income statement, and prospectively for the capitalization of the service cost component in assets. The adoption of this standard increased staff expense and decreased other expense by $62 million in 2017 and $75 million in 2016.

ASU 2016-18, Statement of Cash Flows: Restricted Cash

In November 2016, the FASB issued an ASU, Statement of Cash Flows: Restricted Cash. This ASU provides guidance on the presentation of restricted cash or restricted cash equivalents in the consolidated statement of cash flows. Restricted cash consists of excess client funds held by our broker-dealer business and totaled $2.4 billion at Dec. 31, 2018 and $1.8 billion at Dec. 31, 2017. Restricted cash is included in interest-bearing deposits with banks on the consolidated balance sheet and with cash and due from banks when reconciling the beginning and end-of-period balances on the consolidated statement of cash flows.

We adopted the guidance in this ASU retrospectively. As a result, the change in interest-bearing deposits with banks, which is included in investing activities on the consolidated statement of cash flows, was restated to reflect the decrease in restricted cash of $1,631 million in 2017 and $898 million in 2016. The increase in restricted cash was $643 million in 2018.

ASU 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments

In August 2016, the FASB issued an ASU, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. This ASU provides guidance on eight specific cash flow presentation issues. The most significant impact for BNY Mellon relates to distributions received from equity method investees. For equity method investments, BNY Mellon elected to report distributions received from equity method investees using the cumulative earnings approach. Distributions received are considered returns on investment and classified as cash inflows from operating activities on the consolidated statement of cash flows. To the extent the returns on investment exceeded the cumulative equity in earnings recognized, the excess would be considered a return of investment and classified as cash inflows from investing activities on the consolidated statement of cash flows. We adopted the guidance in this ASU retrospectively. As a result, the change in accruals and other, net, which is included in operating activities on the consolidated statement of cash flows, was restated to reflect distributions received of $24 million in 2017 and $17 million in 2016. The distributions were previously included in other, net in investing activities on the consolidated statement of cash flows. Distributions received in 2018 were $24 million. The remaining seven specific cash flow presentation issues do not materially impact BNY Mellon.

ASU 2014-09, Revenue from Contracts with Customers

In May 2014, the FASB issued an ASU, Revenue from Contracts with Customers. This ASU, as amended, provides guidance on the recognition of revenue related to the transfer of promised goods or services to customers and guidance on accounting for certain contract costs. The standard provides a single revenue model to be applied by reporting companies under U.S. GAAP and supersedes most existing revenue recognition guidance.

The Company adopted the guidance on Jan. 1, 2018 using the cumulative effect transition method applied to contracts not completed as of Dec. 31, 2017, which resulted in a $55 million after-tax reduction to retained earnings. The comparative financial information for 2017 and 2016 has not been restated

BNY Mellon 137

Notes to Consolidated Financial Statements (continued)

and continues to be reported under the accounting standards in effect for that period.

Although the impact of the adoption of this ASU was not material, the most significant changes and quantitative impact of the changes are disclosed below.

Payments to customers

The timing of recognizing the reduction in revenue for certain payments made to depositary receipts customers has changed. Prior to adoption, annual payments to customers were capitalized and amortized as contra revenue over the remaining contract period, subject to impairment reviews.

Under the new guidance, annual payments are recorded as a reduction in revenue in proportion to the expected annual revenue generated from the related customer contract.

Costs to obtain a customer contract

Prior to adoption, costs to obtain a customer contract, primarily sales incentives, were expensed as incurred. Under the new guidance, an asset is recognized for the incremental sales incentives that are considered costs of obtaining a contract with a customer, if those costs are expected to be recovered.

The table below presents the cumulative effect of the adoption of the new guidance on the consolidated balance sheet as of Dec. 31, 2017.

Impact on the consolidated balance sheet
	Dec. 31, 2017	Impact of adoption	Jan. 1, 2018
(in millions)
Assets
Other assets	$23,029	$(9)	$23,020

Liabilities
Accrued tax and other expenses	$6,225	$(18)	$6,207
Other liabilities	6,050	64	6,114

Equity
Retained earnings	$25,635	$(55)	$25,580

The impact of the new guidance on the consolidated income statement for 2018 and the consolidated balance sheet as of Dec. 31, 2018 was de minimis. See Note 9 for additional revenue and contract costs disclosures.

ASU 2016-01, Financial Instruments - Overall: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued an ASU, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires investments in equity securities that do not result in consolidation and are not accounted for under the equity method to be measured at fair value with changes in the fair value recognized through net income, unless one of two available exceptions applies. The first exception, a scope exception, allows Federal Reserve Bank stock, FHLB stock and exchange memberships to remain accounted for at cost, less impairment. The second practicability exception is an election available for equity investments that do not have readily determinable fair values. For certain investments where the Company has chosen the practicability exception, such investments are accounted for at cost adjusted for impairment, if any, plus or minus observable price changes.

The Company adopted this guidance in the first quarter of 2018 using the cumulative effect method of adoption, with a de minimis impact to retained earnings. As part of the adoption, we reclassified money market fund investments of approximately $1 billion to trading assets, primarily from available-for-sale securities.

We have non-readily marketable equity securities where we are utilizing the practicability exception of $55 million at Dec. 31, 2018. We recognized $27 million of net upward adjustments on these securities in 2018, driven by activity that resulted in observable price changes.

ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement

In August 2018, the FASB issued an ASU, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. This ASU requires disclosure of the changes in unrealized gains or losses included in OCI for Level 3 assets or liabilities held at the end of the period and the range and weighted-average of the significant unobservable inputs used in determining the fair value of Level 3 assets and liabilities. This ASU removes the requirement to disclose the

138 BNY Mellon

Notes to Consolidated Financial Statements (continued)

transfers between Level 1 and Level 2 of the fair value hierarchy and the valuation process for determining Level 3 fair value measurements. BNY Mellon adopted this ASU in the third quarter of 2018 and applied the guidance prospectively for the new disclosure requirements and retrospectively for disclosure requirements that have been removed.

ASU 2018-14, Compensation - Retirement Benefits - Defined Benefit Plans - General: Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans

In August 2018, the FASB issued an ASU, Compensation - Retirement Benefits - Defined Benefit Plans - General: Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans. This ASU added the requirement to disclose the weighted-average interest crediting rates for cash balance plans and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. This ASU clarified the requirement to disclose the projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets, and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. Additionally, this ASU removed the requirement to disclose the amounts in accumulated OCI expected to be recognized as components of net periodic benefit cost over the next year and the sensitivity analysis of changes in the assumed health care cost trend rate. BNY Mellon early adopted this ASU in the fourth quarter of 2018 and applied the guidance retrospectively.

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. There were no contingent payments in 2018.

At Dec. 31, 2018, we are potentially obligated to pay additional consideration which, using reasonable assumptions, could range from $4 million to $21 million over the next three years, but could be higher as certain of the arrangements do not contain a contractual maximum.

The transactions described below did not have a material impact on BNY Mellon’s results of operations.

Transactions in 2018

On Jan. 2, 2018, BNY Mellon completed the sale of CenterSquare, one of our Investment Management boutiques, and recorded a gain on this transaction. CenterSquare had approximately $10 billion in AUM in U.S. and global real estate and infrastructure investments. In addition, goodwill of $52 million was removed from the consolidated balance sheet as a result of this sale.

On June 29, 2018, BNY Mellon completed the exchange of its majority equity interest in Amherst Capital Management LLC for a minority equity stake in Amherst Holdings LLC. Goodwill of $13 million was removed from the consolidated balance sheet and a gain was recorded as a result of this sale.

Transactions in 2016

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

BNY Mellon 139

Notes to Consolidated Financial Statements (continued)

Note 4–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2018, Dec. 31, 2017 and Dec. 31, 2016, respectively.

Securities at Dec. 31, 2018		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Agency RMBS	$25,594	$83	$369	$25,308
U.S. Treasury	20,190	96	210	20,076
Sovereign debt/sovereign guaranteed	10,663	108	21	10,750
Agency commercial MBS	9,836	16	161	9,691
CLOs	3,410	—	46	3,364
Supranational	2,985	7	8	2,984
Foreign covered bonds	2,890	7	19	2,878
State and political subdivisions	2,251	18	22	2,247
Other ABS	1,776	1	4	1,773
U.S. government agencies	1,676	5	24	1,657
Non-agency commercial MBS	1,491	1	28	1,464
Non-agency RMBS (a)	1,095	241	11	1,325
Corporate bonds	1,074	6	26	1,054
Other debt securities	1,236	6	4	1,238
Total securities available-for-sale (b)	$86,167	$595	$953	$85,809
Held-to-maturity:
Agency RMBS	$25,507	$32	$632	$24,907
U.S. Treasury	4,727	3	77	4,653
U.S. government agencies	1,497	—	10	1,487
Agency commercial MBS	1,195	—	26	1,169
Sovereign debt/sovereign guaranteed	833	26	—	859
Non-agency RMBS	100	4	2	102
Foreign covered bonds	80	1	—	81
Supranational	26	1	—	27
State and political subdivisions	17	—	—	17
Total securities held-to-maturity	$33,982	$67	$747	$33,302
Total securities	$120,149	$662	$1,700	$119,111

(a)	Includes $832 million that was included in the former Grantor Trust.

(b)
Includes gross unrealized gains of $39 million and gross unrealized losses of $87 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains and losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

Securities at Dec. 31, 2017		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Agency RMBS	$24,002	$108	$291	$23,819
U.S. Treasury	15,159	264	160	15,263
Sovereign debt/sovereign guaranteed	12,405	175	23	12,557
Agency commercial MBS	8,793	36	67	8,762
State and political subdivisions	2,949	31	23	2,957
CLOs	2,898	12	1	2,909
Foreign covered bonds	2,520	18	9	2,529
Supranational	2,085	5	11	2,079
Non-agency RMBS (a)	1,265	317	4	1,578
Non-agency commercial MBS	1,360	6	6	1,360
Corporate bonds	1,249	17	11	1,255
Other ABS	1,040	3	—	1,043
U.S. government agencies	917	1	10	908
Other RMBS	152	3	6	149
Other debt securities	1,409	4	1	1,412
Money market funds	963	—	—	963
Total securities available-for-sale (b)	$79,166	$1,000	$623	$79,543
Held-to-maturity:
Agency RMBS	$26,208	$51	$332	$25,927
U.S. Treasury	9,792	6	56	9,742
U.S. government agencies	1,653	—	12	1,641
Sovereign debt/sovereign guaranteed	1,593	30	—	1,623
Agency commercial MBS	1,324	2	9	1,317
Foreign covered bonds	84	2	—	86
Other RMBS	65	—	1	64
Non-agency RMBS	57	5	—	62
Supranational	28	—	—	28
State and political subdivisions	17	—	1	16
Non-agency commercial MBS	6	—	—	6
Total securities held-to-maturity	$40,827	$96	$411	$40,512
Total securities	$119,993	$1,096	$1,034	$120,055

(a)	Includes $1,091 million that was included in the former Grantor Trust.

(b)
Includes gross unrealized gains of $50 million and gross unrealized losses of $144 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains and losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

140 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2016		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Agency RMBS	$22,929	$148	$341	$22,736
U.S. Treasury	14,373	115	181	14,307
Sovereign debt/sovereign guaranteed	12,248	261	20	12,489
Agency commercial MBS	6,505	28	84	6,449
State and political subdivisions	3,392	38	52	3,378
CLOs	2,593	6	1	2,598
Foreign covered bonds	2,126	24	9	2,141
Non-agency RMBS (a)	1,700	317	22	1,995
Other ABS	1,729	4	6	1,727
Corporate bonds	1,391	22	17	1,396
Non-agency commercial MBS	931	8	11	928
Other RMBS	517	4	8	513
U.S. government agencies	366	2	9	359
Other debt securities	1,952	19	10	1,961
Equity securities	2	1	—	3
Money market funds	842	—	—	842
Total securities available-for-sale (b)	$73,596	$997	$771	$73,822
Held-to-maturity:
Agency RMBS	$25,221	$57	$299	$24,979
U.S. Treasury	11,117	22	41	11,098
Sovereign debt/sovereign guaranteed	1,911	42	—	1,953
U.S. government agencies	1,589	—	6	1,583
Agency commercial MBS	721	1	10	712
Other RMBS	142	—	4	138
Non-agency RMBS	78	4	2	80
Foreign covered bonds	74	1	—	75
State and political subdivisions	19	—	1	18
Non-agency commercial MBS	7	—	—	7
Other debt securities	26	—	—	26
Total securities held-to-maturity	$40,905	$127	$363	$40,669
Total securities	$114,501	$1,124	$1,134	$114,491

(a)	Includes $1,357 million that was included in the former Grantor Trust.

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

The following table presents the realized gains, losses and impairments, on a gross basis.

Net securities (losses) gains
(in millions)	2018	2017	2016
Realized gross gains	$8	$47	$86
Realized gross losses	(55)	(40)	(4)
Recognized gross impairments	(1)	(4)	(7)
Total net securities (losses) gains	$(48)	$3	$75

In 2018, we adopted the new accounting guidance included in ASU 2016-01, Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. As a result, money market fund investments were reclassified to trading assets, primarily from available-for-sale securities.

In 2018, certain debt securities with an aggregate amortized cost of $1,117 million and fair value of $1,070 million were transferred from held-to-maturity securities to available-for-sale securities as part of the adoption of ASU 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities.

In 2017, other RMBS with an aggregate amortized cost of $74 million and fair value of $76 million were transferred from held-to-maturity securities to available-for-sale securities. Due to ratings downgrades, the Company no longer intends to hold these securities to maturity.

BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities

At Dec. 31, 2018, the unrealized losses on the securities portfolio were primarily attributable to an increase in interest rates from date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. Specifically, $87 million of the unrealized losses at Dec. 31, 2018 and $144 million at Dec. 31, 2017 reflected in the available-for-sale sections of the tables below relate to certain securities (primarily

Agency RMBS) that were transferred in prior periods from available-for-sale to held-to-maturity. The unrealized losses will be amortized into net interest revenue over the contractual lives of the securities. The transfer created a new cost basis for the securities. As a result, if these securities have experienced unrealized losses since the date of transfer, the corresponding fair value and unrealized losses would be reflected in the held-to-maturity sections of the following tables. We do not intend to sell these securities, and it is not more likely than not that we will have to sell these securities.

The following tables show the aggregate fair value of securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

Temporarily impaired securities at Dec. 31, 2018	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
Available-for-sale:
Agency RMBS	$6,678	$30	$9,250	$339	$15,928	$369
U.S. Treasury	6,126	23	6,880	187	13,006	210
Sovereign debt/sovereign guaranteed	2,185	8	988	13	3,173	21
Agency commercial MBS	4,505	50	3,082	111	7,587	161
CLOs	3,280	46	2	—	3,282	46
Supranational	974	2	481	6	1,455	8
Foreign covered bonds	1,058	7	736	12	1,794	19
State and political subdivisions	316	1	668	21	984	22
Other ABS	1,289	4	23	—	1,312	4
U.S. government agencies	513	4	673	20	1,186	24
Non-agency commercial MBS	1,015	14	362	14	1,377	28
Non-agency RMBS (a)	94	1	157	10	251	11
Corporate bonds	685	24	50	2	735	26
Other debt securities	397	1	256	3	653	4
Total securities available-for-sale (b)	$29,115	$215	$23,608	$738	$52,723	$953
Held-to-maturity:
Agency RMBS	$4,602	$56	$17,107	$576	$21,709	$632
U.S. Treasury	157	2	4,343	75	4,500	77
U.S. government agencies	—	—	1,111	10	1,111	10
Agency commercial MBS	477	7	654	19	1,131	26
Non-agency RMBS	22	1	31	1	53	2
Total securities held-to-maturity	$5,258	$66	$23,246	$681	$28,504	$747
Total temporarily impaired securities	$34,373	$281	$46,854	$1,419	$81,227	$1,700

(a)
Includes $22 million with an unrealized loss of less than $1 million for less than 12 months and $3 million with an unrealized loss of less than $1 million for 12 months or more that were included in the former Grantor Trust.

(b)
Includes gross unrealized losses of $87 million for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities. There were no gross unrealized losses for less than 12 months.

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities at Dec. 31, 2017	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Agency RMBS	$8,567	$66	$5,834	$225	$14,401	$291
U.S. Treasury	7,429	131	2,175	29	9,604	160
Sovereign debt/sovereign guaranteed	1,880	12	559	11	2,439	23
Agency commercial MBS	3,077	28	1,332	39	4,409	67
State and political subdivisions	732	3	518	20	1,250	23
CLOs	260	1	—	—	260	1
Foreign covered bonds	953	7	116	2	1,069	9
Supranational	700	6	333	5	1,033	11
Non-agency RMBS (a)	20	—	149	4	169	4
Non-agency commercial MBS	476	3	122	3	598	6
Corporate bonds	274	2	288	9	562	11
U.S. government agencies	588	6	160	4	748	10
Other RMBS	71	4	45	2	116	6
Other debt securities	1,155	1	35	—	1,190	1
Total securities available-for-sale (b)	$26,182	$270	$11,666	$353	$37,848	$623
Held-to-maturity:
Agency RMBS	$9,458	$81	$12,305	$251	$21,763	$332
U.S. Treasury	6,389	41	2,909	15	9,298	56
U.S. government agencies	791	4	850	8	1,641	12
Agency commercial MBS	737	7	60	2	797	9
Other RMBS	—	—	50	1	50	1
State and political subdivisions	—	—	4	1	4	1
Total securities held-to-maturity	$17,375	$133	$16,178	$278	$33,553	$411
Total temporarily impaired securities	$43,557	$403	$27,844	$631	$71,401	$1,034

(a)
Includes $7 million with an unrealized loss of less than $1 million for less than 12 months and $12 million with an unrealized loss of $1 million for 12 months or more that were included in the former Grantor Trust.

(b)
Includes gross unrealized losses of $144 million for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities. There were no gross unrealized losses for less than 12 months.

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2018	U.S. Treasury		U.S. government agencies		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$7,682	2.14%	$245	1.88%	$402	2.54%	$6,032	1.50%	$—	—%	$14,361
Over 1 through 5 years	6,753	2.07	317	2.54	1,121	2.97	10,761	1.29	—	—	18,952
Over 5 through 10 years	2,460	2.25	1,095	2.78	531	2.23	1,930	0.88	—	—	6,016
Over 10 years	3,181	3.12	—	—	193	3.06	181	1.68	—	—	3,555
Mortgage-backed securities	—	—	—	—	—	—	—	—	37,788	3.23	37,788
Asset-backed securities	—	—	—	—	—	—	—	—	5,137	3.35	5,137
Total	$20,076	2.28%	$1,657	2.60%	$2,247	2.73%	$18,904	1.32%	$42,925	3.25%	$85,809
Securities held-to-maturity:
One year or less	$936	1.41%	$597	1.26%	$—	—%	$57	0.38%	$—	—%	$1,590
Over 1 through 5 years	3,480	1.83	900	2.52	3	5.66	373	0.47	—	—	4,756
Over 5 through 10 years	311	2.18	—	—	—	—	509	0.85	—	—	820
Over 10 years	—	—	—	—	14	4.76	—	—	—	—	14
Mortgage-backed securities	—	—	—	—	—	—	—	—	26,802	2.92	26,802
Total	$4,727	1.77%	$1,497	2.01%	$17	4.95%	$939	0.67%	$26,802	2.92%	$33,982

(a)	Yields are based upon the amortized cost of securities.

BNY Mellon 143

Notes to Consolidated Financial Statements (continued)

Other-than-temporary impairment

For each security in the securities portfolio, a quarterly review is conducted to determine if an OTTI has occurred. See Note 1 for a discussion of the determination of OTTI.

The following table reflects securities credit losses recorded in earnings. The beginning balance represents the credit loss component for which OTTI occurred on debt securities in the prior year. The additions represent the first time a debt security was credit impaired or when subsequent credit impairments have occurred. The deductions represent credit losses on securities that have been sold, are required to be sold, or for which it is our intention to sell.

Debt securities credit loss roll forward
(in millions)	2018	2017
Beginning balance as of Dec. 31	$84	$88
Add: Subsequent OTTI credit losses	1	4
Less: Realized losses for securities sold	7	8
Ending balance as of Dec. 31	$78	$84

The following table presents pre-tax net securities (losses) gains by type.

Net securities (losses) gains
(in millions)	2018	2017	2016
Agency RMBS	$(42)	$(12)	$22
U.S. Treasury	(4)	(16)	4
Foreign covered bonds	(1)	—	10
Non-agency RMBS	—	4	8
Other	(1)	27	31
Total net securities (losses) gains	$(48)	$3	$75

Pledged assets

At Dec. 31, 2018, BNY Mellon had pledged assets of $120 billion, including $96 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window and $7 billion pledged as collateral for borrowing at the FHLB. The components of the assets pledged at Dec. 31, 2018 included $100 billion of securities, $15 billion of loans, $4 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY Mellon regularly moves assets in and out of its pledged assets account at the Federal Reserve.

At Dec. 31, 2017, BNY Mellon had pledged assets of $111 billion, including $92 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $5 billion pledged as collateral for borrowing at the FHLB. The components of the assets pledged at Dec. 31, 2017 included $96 billion of securities, $13 billion of loans and $2 billion of trading assets.

At Dec. 31, 2018 and Dec. 31, 2017, pledged assets included $13 billion and $10 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2018 and Dec. 31, 2017, the market value of the securities received that can be sold or repledged was $151 billion and $86 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2018 and Dec. 31, 2017, the market value of securities collateral sold or repledged was $101 billion and $49 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2018 and Dec. 31, 2017, cash segregated under federal and other regulations or requirements was $2 billion and $2 billion, respectively. Restricted cash is included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated for these purposes were $2 billion at Dec. 31, 2018 and $1 billion at Dec. 31, 2017. Restricted securities were sourced from securities purchased under resale agreements at Dec. 31, 2018 and Dec. 31, 2017 and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

144 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio and industry concentrations of credit risk at Dec. 31, 2018 and Dec. 31, 2017.

Loans	Dec. 31,
(in millions)	2018	2017
Domestic:
Commercial	$1,949	$2,744
Commercial real estate	4,787	4,900
Financial institutions	5,091	5,568
Lease financings	706	772
Wealth management loans and mortgages	15,843	16,420
Other residential mortgages	594	708
Overdrafts	1,550	963
Other	1,181	1,131
Margin loans	13,343	15,689
Total domestic	45,044	48,895
Foreign:
Commercial	183	167
Financial institutions	6,492	7,483
Lease financings	551	527
Wealth management loans and mortgages	122	108
Other (primarily overdrafts)	4,031	4,264
Margin loans	141	96
Total foreign	11,520	12,645
Total loans (a)	$56,564	$61,540

(a)	Net of unearned income of $358 million at Dec. 31, 2018 and $394 million at Dec. 31, 2017 primarily related to domestic and foreign lease financings.

Our loan portfolio consists of three portfolio segments: commercial, lease financings and mortgages. We manage our portfolio at the class level, which consists of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages, and other residential mortgages.

The following tables are presented for each class of financing receivable and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses

Activity in the allowance for credit losses is summarized as follows.

Allowance for credit losses activity for the year ended Dec. 31, 2018					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$77	$76	$23	$8	$22	$20	$—		$35	$261
Charge-offs	—	—	—	—	—	(1)	—		—	(1)
Recoveries	—	—	—	—	—	2	—		1	3
Net recoveries	—	—	—	—	—	1	—		1	2
Provision	4	(1)	(1)	(3)	(1)	(5)	—		(4)	(11)
Ending balance	$81	$75	$22	$5	$21	$16	$—		$32	$252
Allowance for:
Loan losses	$24	$56	$7	$5	$18	$16	$—		$20	$146
Lending-related commitments	57	19	15	—	3	—	—		12	106
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$4	$—	$—		$—	$4
Allowance for loan losses	—	—	—	—	—	—	—		—	—
Collectively evaluated for impairment:
Loan balance	$1,949	$4,787	$5,091	$706	$15,839	$594	$16,074	(a)	$11,520	$56,560
Allowance for loan losses	24	56	7	5	18	16	—		20	146

(a)	Includes $1,550 million of domestic overdrafts, $13,343 million of margin loans and $1,181 million of other loans at Dec. 31, 2018.

Allowance for credit losses activity for the year ended Dec. 31, 2017					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$82	$73	$26	$13	$23	$28	$—		$36	$281
Charge-offs	—	—	—	—	—	(1)	—		—	(1)
Recoveries	—	—	—	—	—	5	—		—	5
Net recoveries	—	—	—	—	—	4	—		—	4
Provision	(5)	3	(3)	(5)	(1)	(12)	—		(1)	(24)
Ending balance	$77	$76	$23	$8	$22	$20	$—		$35	$261
Allowance for:
Loan losses	$24	$58	$7	$8	$18	$20	$—		$24	$159
Lending-related commitments	53	18	16	—	4	—	—		11	102
Individually evaluated for impairment:
Loan balance	$—	$—	$1	$—	$5	$—	$—		$—	$6
Allowance for loan losses	—	—	—	—	1	—	—		—	1
Collectively evaluated for impairment:
Loan balance	$2,744	$4,900	$5,567	$772	$16,415	$708	$17,783	(a)	$12,645	$61,534
Allowance for loan losses	24	58	7	8	17	20	—		24	158

(a)	Includes $963 million of domestic overdrafts, $15,689 million of margin loans and $1,131 million of other loans at Dec. 31, 2017.

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2016					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$82	$59	$31	$15	$19	$34	$—		$35	$275
Charge-offs	—	—	—	—	—	(2)	—		—	(2)
Recoveries	—	—	13	—	—	5	—		1	19
Net recoveries	—	—	13	—	—	3	—		1	17
Provision	—	14	(18)	(2)	4	(9)	—		—	(11)
Ending balance	$82	$73	$26	$13	$23	$28	$—		$36	$281
Allowance for:
Loans losses	$25	$52	$8	$13	$19	$28	$—		$24	$169
Unfunded commitments	57	21	18	—	4	—	—		12	112
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$4	$5	$—	$—		$—	$9
Allowance for loan losses	—	—	—	2	3	—	—		—	5
Collectively evaluated for impairment:
Loan balance	$2,286	$4,639	$6,342	$985	$15,550	$854	$19,760	(a)	$14,033	$64,449
Allowance for loan losses	25	52	8	11	16	28	—		24	164

(a)	Includes $1,055 million of domestic overdrafts, $17,503 million of margin loans and $1,202 million of other loans at Dec. 31, 2016.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets (in millions)	Dec. 31,
	2018	2017
Nonperforming loans:
Other residential mortgages	$67	$78
Wealth management loans and mortgages	9	7
Commercial real estate	—	1
Total nonperforming loans	76	86
Other assets owned	3	4
Total nonperforming assets	$79	$90

At Dec. 31, 2018, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

The table below presents the amount of lost interest income.

Lost interest
(in millions)	2018	2017	2016
Amount by which interest income recognized on nonperforming loans exceeded reversals
Total	$—	$—	$—
Foreign	—	—	—
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year
Total	$5	$5	$6
Foreign	—	—	—

BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

Impaired loans

The tables below present information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	2018		2017		2016
(in millions)	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized	Average recorded investment	Interest income recognized
Impaired loans with an allowance:
Commercial real estate	$—	$—	$—	$—	$1	$—
Financial institutions	—	—	1	—	—	—
Wealth management loans and mortgages	1	—	2	—	5	—
Lease financings	—	—	1	—	3	—
Total impaired loans with an allowance	1	—	4	—	9	—
Impaired loans without an allowance:
Commercial real estate	—	—	—	—	1	—
Financial institutions	—	—	—	—	102	—
Wealth management loans and mortgages	4	—	3	—	2	—
Total impaired loans without an allowance (a)	4	—	3	—	105	—
Total impaired loans	$5	$—	$7	$—	$114	$—

(a)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

Impaired loans	Dec. 31, 2018			Dec. 31, 2017
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Recorded investment	Unpaid principal balance	Related allowance (a)
Impaired loans with an allowance:
Commercial real estate	$—	$—	$—	$—	$3	$—
Financial institutions	—	—	—	1	1	—
Wealth management loans and mortgages	—	—	—	1	1	1
Total impaired loans with an allowance	—	—	—	2	5	1
Impaired loans without an allowance:
Wealth management loans and mortgages	4	4	N/A	4	4	N/A
Total impaired loans without an allowance (b)	4	4	N/A	4	4	N/A
Total impaired loans (c)	$4	$4	$—	$6	$9	$1

(a)	The allowance for impaired loans is included in the allowance for loan losses.

(b)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

(c)
Excludes an aggregate of less than $1 million of impaired loans in amounts individually less than $1 million at both Dec. 31, 2018 and Dec. 31, 2017, respectively. The allowance for loan losses associated with these loans totaled less than $1 million at both Dec. 31, 2018 and Dec. 31, 2017, respectively.

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2018				Dec. 31, 2017
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	≥90		30-59	60-89	≥90
Wealth management loans and mortgages	$22	$1	$5	$28	$39	$5	$—	$44
Other residential mortgages	12	6	7	25	18	5	5	28
Commercial real estate	1	—	—	1	44	—	—	44
Financial institutions	3	3	—	6	1	—	—	1
Total past due loans	$38	$10	$12	$60	$102	$10	$5	$117

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Troubled debt restructurings

A modified loan is considered a TDR if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered. A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Not all modified loans are considered TDRs.

The following table presents our TDRs.

TDRs	2018			2017
	Number of contracts	Outstanding recorded investment		Number of contracts	Outstanding recorded investment
(dollars in millions)		Pre-modification	Post-modification		Pre-modification	Post-modification
Other residential mortgages	17	$4	$4	50	$13	$14
Wealth management loans and mortgages	—	—	—	2	6	6
Total TDRs	17	$4	$4	52	$19	$20

The modifications of the other residential mortgage loans in 2018 and 2017 consisted of reducing the stated interest rates and, in certain cases, a forbearance of default and extending the maturity dates. The modified loans are primarily collateral dependent for which the value is based on the fair value of the collateral.

TDRs that subsequently defaulted

There were six residential mortgage loans and one wealth management loan, with an aggregate recorded investment of $1 million, which were restructured in a TDR during the previous 12 months and subsequently defaulted in 2018.

Credit quality indicators

Our credit strategy is to focus on investment-grade clients that are active users of our non-credit services. Each customer is assigned an internal credit rating, which is mapped to an external rating agency grade equivalent, if possible, based upon a number of dimensions, which are continually evaluated and may change over time.

The following tables present information about credit quality indicators.

Commercial loan portfolio

Commercial loan portfolio – Credit risk profile by creditworthiness category	Commercial		Commercial real estate		Financial institutions
	Dec. 31,		Dec. 31,		Dec. 31,
(in millions)	2018	2017	2018	2017	2018	2017
Investment grade	$2,036	$2,685	$4,184	$4,277	$9,586	$10,021
Non-investment grade	96	226	603	623	1,997	3,030
Total	$2,132	$2,911	$4,787	$4,900	$11,583	$13,051

The commercial loan portfolio is divided into investment grade and non-investment grade categories based on the assigned internal credit ratings, which are generally consistent with those of the public rating agencies.

Customers with ratings consistent with BBB- (S&P)/Baa3 (Moody’s) or better are considered to be investment grade. Those clients with ratings lower than this threshold are considered to be non-investment grade.

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

Wealth management loans and mortgages

Wealth management loans and mortgages – Credit risk profile by internally assigned grade
	Dec. 31,
(in millions)	2018	2017
Wealth management loans:
Investment grade	$6,901	$7,042
Non-investment grade	106	185
Wealth management mortgages	8,958	9,301
Total	$15,965	$16,528

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

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 62% at origination. In the wealth management portfolio, less than 1% of the mortgages were past due at Dec. 31, 2018.

At Dec. 31, 2018, the wealth management mortgage portfolio consisted of the following geographic concentrations: California - 24%; New York - 18%; Massachusetts - 10%; Florida - 8%; and other - 40%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $594 million at Dec. 31, 2018 and $708 million at Dec. 31, 2017. These loans are not typically correlated to external ratings. Included in this portfolio at Dec. 31, 2018 were $128 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007, of which, 11% of the serviced loan balance was at least 60 days delinquent.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $5.5 billion at Dec. 31, 2018 and $5.1 billion at Dec. 31, 2017. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $13.5 billion of secured margin loans on our consolidated balance sheet at Dec. 31, 2018 compared with $15.8 billion at Dec. 31, 2017. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to margin loans.

Reverse repurchase agreements

Reverse repurchase agreements are transactions fully collateralized with high-quality liquid securities. These transactions carry minimal credit risk and therefore are not allocated an allowance for credit losses.

150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 6–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business.

Goodwill by business	Investment Services	Investment Management	Other	Consolidated
(in millions)
Balance at Dec. 31, 2016	$8,269	$9,000	$47	$17,316
Foreign currency translation	120	128	—	248
Balance at Dec. 31, 2017	$8,389	$9,128	$47	$17,564
Dispositions	—	(65)	—	(65)
Foreign currency translation	(56)	(93)	—	(149)
Balance at Dec. 31, 2018	$8,333	$8,970	$47	$17,350

Total goodwill decreased in 2018 compared with 2017 reflecting the impact of foreign exchange translation on non-U.S. dollar denominated goodwill and dispositions in the Investment Management business.

Intangible assets

The table below provides a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business	Investment Services	Investment Management	Other	Consolidated
(in millions)
Balance at Dec. 31, 2016	$1,032	$1,717	$849	$3,598
Amortization	(149)	(60)	—	(209)
Foreign currency translation	5	17	—	22
Balance at Dec. 31, 2017	$888	$1,674	$849	$3,411
Amortization	(129)	(51)	—	(180)
Foreign currency translation	(1)	(10)	—	(11)
Balance at Dec. 31, 2018	$758	$1,613	$849	$3,220

Intangible assets decreased in 2018 compared with 2017 primarily reflecting amortization.

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2018				Dec. 31, 2017
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization: (a)
Customer contracts—Investment Services	$1,572	$(1,186)	$386	10 years	$2,260	$(1,744)	$516
Customer relationships—Investment Management	899	(699)	200	11 years	1,262	(1,015)	247
Other	26	(12)	14	4 years	42	(23)	19
Total subject to amortization	2,497	(1,897)	600	10 years	3,564	(2,782)	782
Not subject to amortization: (b)
Tradenames	1,332	N/A	1,332	N/A	1,334	N/A	1,334
Customer relationships	1,288	N/A	1,288	N/A	1,295	N/A	1,295
Total not subject to amortization	2,620	N/A	2,620	N/A	2,629	N/A	2,629
Total intangible assets	$5,117	$(1,897)	$3,220	N/A	$6,193	$(2,782)	$3,411

(a)	Excludes fully amortized intangible assets.

(b)	Intangible assets not subject to amortization have an indefinite life.

BNY Mellon 151

Notes to Consolidated Financial Statements (continued)

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2019	$115
2020	102
2021	78
2022	60
2023	50

Impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

BNY Mellon’s three business segments include seven reporting units for which goodwill impairment testing is performed on an annual basis. The Investment Services segment is comprised of four reporting units; the Investment Management segment is comprised of two reporting units and one reporting unit is included in the Other segment. As a result of the annual goodwill impairment test of the seven reporting units conducted in the second quarter of 2018, no goodwill impairment was recognized.

Note 7–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2018	2017
Corporate/bank-owned life insurance	$4,937	$4,857
Accounts receivable	3,692	4,590
Fails to deliver	2,274	2,817
Software	1,652	1,499
Prepaid pension assets	1,357	1,416
Renewable energy investments	1,264	1,368
Income taxes receivable	1,125	1,533
Equity in a joint venture and other investments	1,064	1,083
Qualified affordable housing project investments	999	1,014
Federal Reserve Bank stock	484	477
Prepaid expense	385	395
Fair value of hedging derivatives	289	323
Seed capital	224	288
Other (a)	1,552	1,369
Total other assets	$21,298	$23,029

(a)	At Dec. 31, 2018 and Dec. 31, 2017, other assets include $111 million and $82 million, respectively, of Federal Home Loan Bank stock, at cost.

Qualified affordable housing project investments

We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. Our total investment in qualified affordable housing projects totaled $1.0 billion at Dec. 31, 2018 and $1.0 billion at Dec. 31, 2017. Commitments to fund future investments in qualified affordable housing projects totaled $479 million at Dec. 31, 2018 and $486 million at Dec. 31, 2017 and are recorded in other liabilities. A summary of the commitments to fund future investments is as follows: 2019 – $201 million; 2020 – $108 million; 2021 – $122 million; 2022 – $29 million; 2023 – $1 million; and 2024 and thereafter – $18 million.

Tax credits and other tax benefits recognized were $163 million in 2018, $156 million in 2017 and $155 million in 2016.

Amortization expense included in the provision for income taxes was $136 million in 2018, $153 million in 2017 and $115 million in 2016.

Investments valued using net asset value per share

In our Investment Management business, we manage investment assets, including equities, fixed income, money market and multi-asset and alternative investment funds for institutions and other investors. As part of that activity, we make seed capital investments in certain funds. We also hold private equity investments, specifically SBICs, which are compliant with the Volcker Rule, and certain other corporate investments. Seed capital, private equity and other corporate investments are included in other assets on the consolidated balance sheet. The fair value of these investments was estimated using the net asset value (“NAV”) per share for BNY Mellon’s ownership interest in the funds.

152 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The table below presents information on our investments valued using NAV.

Other assets valued using NAV
	Dec. 31, 2018				Dec. 31, 2017
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Seed capital	$54	$—	Daily-quarterly	1-90 days	$40	$1	Daily-quarterly	1-90 days
Private equity investments (SBICs) (a)	74	41	N/A	N/A	55	42	N/A	N/A
Other (b)	87	—	Daily-quarterly	1-95 days	59	—	Daily-quarterly	1-95 days
Total	$215	$41			$154	$43

(a)
Private equity investments include Volcker Rule-compliant investments in SBICs that invest in various sectors of the economy. Private equity investments do not have redemption rights. Distributions from such investments will be received as the underlying investments in the private equity investments, which have a life of 10 years, are liquidated.

(b)	Primarily relates to investments in funds that relate to deferred compensation arrangements with employees.

Note 8–Deposits

Total time deposits in denominations of $250,000 or more were $32.1 billion at Dec. 31, 2018 and $37.3 billion at Dec. 31, 2017. At Dec. 31, 2018, the scheduled maturities of all time deposits are as follows: 2019 – $40.5 billion; 2020 – $47 million; 2021 – $1 million; 2022 – $- million; 2023 – $- million; and 2024 and thereafter – $1 million.

Note 9–Contract revenue

Nature of services and revenue recognition

Fee revenue in Investment Services and Investment Management is primarily variable, based on levels of AUC/A, AUM and the level of client-driven transactions, as specified in fee schedules.

Investment Services fees are based primarily on the market value of AUC/A; client accounts, balances and the volume of transactions; securities lending volume and spreads; and fees for other services. Certain fees based on the market value of assets are calculated in arrears on a monthly or quarterly basis.

Substantially all services within the Investment Services business are provided over time. Revenue on these services is recognized using the time elapsed method, equal to the expected invoice amount, which typically represents the value provided to the customer for our performance completed to date.

Clearing services revenue includes multiple types of fees, some of which are driven by customer actions and are delivered at a point-in-time. These transaction-based fees are generally recognized on trade date. Other contractual clearing services fees are driven by the amount of AUC/A or the number of accounts or securities positions and are billed on a monthly or quarterly basis.

Investment management fees are dependent on the overall level and mix of AUM. The management fees, expressed in basis points, are charged for managing those assets. Management fees are typically subject to fee schedules based on the overall level of assets managed and products in which those assets are invested.

Investment management fee revenue also includes transactional- and account-based fees. These fees along with distribution and servicing fees are recognized when the services have been completed. Clients are generally billed for services performed on a monthly or quarterly basis.

Performance fees are generally calculated as a percentage of the applicable portfolio’s performance in excess of a benchmark index or a peer group’s performance. Performance fees are recognized at the end of the measurement period when they are determinable.

See Note 23 for additional information on our principal businesses, Investment Services and Investment Management, and the primary services provided.

BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

Disaggregation of contract revenue

Contract revenue is included in fee revenue on the consolidated income statement. The following table presents fee revenue related to contracts with customers, disaggregated by type, for each business segment.

Disaggregation of contract revenue by business segment (a)
	Year ended Dec. 31, 2018
(in millions)	Investment Services	Investment Management	Other	Total
Fee revenue - contract revenue:
Investment services fees:
Asset servicing	$4,395	$88	$1	$4,484
Clearing services	1,577	—	—	1,577
Issuer services	1,099	—	—	1,099
Treasury services	553	1	—	554
Total investment services fees	7,624	89	1	7,714
Investment management and performance fees	54	3,619	—	3,673
Financing-related fees	61	1	(2)	60
Distribution and servicing	(51)	191	—	140
Investment and other income	279	(202)	2	79
Total fee revenue - contract revenue	7,967	3,698	1	11,666
Fee and other revenue - not in scope of ASC 606 (b)(c)	959	83	84	1,126
Total fee and other revenue	$8,926	$3,781	$85	$12,792

(a)	Business segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting.

(b)
Primarily includes foreign exchange and other trading revenue, investment and other income, financing-related fees and net securities losses, all of which are accounted for using other accounting guidance.

(c)	The Investment Management business includes a loss from consolidated investment management funds, net of noncontrolling interests of $1 million in 2018.

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivable from customers were $3.9 billion at Jan. 1, 2018 and $2.5 billion at Dec. 31, 2018. An allowance is maintained for accounts receivables which is generally based on the number of days outstanding. Adjustments to the allowance are recorded in other expense in the consolidated income statement. A provision of $11 million was recorded in 2018.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $30 million at Jan. 1, 2018 and $36 million at Dec. 31, 2018. Accrued revenues recorded as contract assets are usually billed on an annual basis. There were no impairments recorded on contract assets in 2018.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $167 million at Jan. 1, 2018 and $171 million at Dec. 31, 2018. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2018 relating to contract liabilities as of Jan. 1, 2018 was $96 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $98 million at Dec. 31, 2018. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate and typically average nine years. The amortization of capitalized sales incentives, which is primarily included in staff expense, totaled $22 million in 2018.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at inception of a contract which enables the fulfillment of the performance obligation and totaled $20 million at Dec. 31, 2018. These capitalized costs are amortized on a straight-line basis over the expected contract period which generally range from seven to nine years. The amortization is included in other expense and totaled $5 million in 2018.

154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

There were no impairments recorded on capitalized contract costs in 2018.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to a practical expedient election under ASC 606, Revenue From Contracts With Customers. The practical expedient election applies to (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Note 10–Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue	Year ended Dec. 31,
(in millions)	2018	2017	2016
Interest revenue
Deposits with banks	$219	$120	$104
Deposits with the Federal Reserve and other central banks	531	319	198
Federal funds sold and securities purchased under resale agreements	1,116	423	233
Margin loans	510	343	265
Non-margin loans	1,356	1,077	873
Securities:
Taxable	2,520	1,977	1,772
Exempt from federal income taxes	54	64	70
Total securities	2,574	2,041	1,842
Trading securities	126	59	60
Total interest revenue	6,432	4,382	3,575
Interest expense
Deposits in domestic offices	537	107	41
Deposits in foreign offices	340	55	(25)
Federal funds purchased and securities sold under repurchase agreements	758	225	36
Trading liabilities	29	7	6
Other borrowed funds	58	26	8
Commercial paper	51	29	5
Customer payables	191	64	12
Long-term debt	857	561	354
Total interest expense	2,821	1,074	437
Net interest revenue	3,611	3,308	3,138
Provision for credit losses	(11)	(24)	(11)
Net interest revenue after provision for credit losses	$3,622	$3,332	$3,149

Note 11–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2018	2017	2016
Current tax expense (benefit):
Federal	$902	$(99)	$823
Foreign	442	388	327
State and local	119	74	153
Total current tax expense	1,463	363	1,303
Deferred tax (benefit) expense:
Federal	(556)	36	(75)
Foreign	9	14	(14)
State and local	22	83	(37)
Total deferred tax (benefit) expense:	(525)	133	(126)
Provision for income taxes	$938	$496	$1,177

In December 2017, the Tax Cuts and Jobs Act of 2017 (“U.S. tax legislation”) was signed into law in the United States. U.S. GAAP requires companies to recognize the effect of tax law changes on deferred tax assets and liabilities and other recognized assets in the period of enactment. Also in December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No.118 (“SAB 118”). SAB 118 allows the recording of a provisional estimate to reflect the income tax impact of the U.S. tax legislation and provides a measurement period up to one year from the enactment date. Due to the timing of the enactment and the complexity involved in applying the provisions of the U.S. tax legislation, we recorded a provisional tax benefit of $710 million in the fourth quarter of 2017.

In 2018, we completed our analysis of the U.S. tax legislation and filed our 2017 income tax returns, taking into account new Internal Revenue Service (“IRS”) guidance. Accordingly we recorded an additional $70 million tax benefit for remeasurement of our net deferred tax liability.

The U.S. tax legislation provided a one-time deemed repatriation tax on undistributed foreign earnings and profits (“repatriation tax”). In 2017, we recorded $723 million provisional repatriation tax. In 2018, we completed our analysis of foreign earnings taking into account new IRS guidance and reduced the repatriation tax by $36 million.

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

The components of U.S. tax legislation are as follows:

Income tax (benefit) expense
(estimated in millions)	2018	2017
Remeasurement of net deferred tax liabilities	$(70)	$(1,472)
Repatriation tax	(36)	723
Other items	—	39
Net income tax (benefit)	$(106)	$(710)

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2018	2017	2016
Domestic	$3,008	$2,699	$3,147
Foreign	2,184	1,911	1,578
Income before taxes	$5,192	$4,610	$4,725

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2018	2017
Depreciation and amortization	$2,060	$1,960
Pension obligation	300	283
Renewable energy investment	295	278
Lease financings	130	151
Equity investments	65	65
Repatriation	—	617
Securities valuation	(15)	11
Credit losses on loans	(54)	(55)
Reserves not deducted for tax	(143)	(103)
Employee benefits	(266)	(287)
Other assets	(65)	(85)
Other liabilities	189	186
Net deferred tax liability	$2,496	$3,021

We believe it is more likely than not that we will fully realize our deferred tax assets. This conclusion is based on financial results and profit forecasts.

We have completed our analysis of the U.S. tax legislation’s impact to foreign earnings and the amount of foreign earnings considered permanently reinvested abroad. As of Dec. 31, 2018, we had approximately $250 million of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2018 would be up to $50 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2018	2017	2016
Federal rate	21.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	2.1	1.8	1.6
Foreign operations	0.5	(4.2)	(5.6)
Tax credits	(3.3)	(3.7)	(2.2)
Tax-exempt income	(0.8)	(1.9)	(1.8)
Leverage lease adjustment	—	(1.4)	(0.9)
FDIC Assessment	0.5	—	—
Stock compensation	(0.6)	(1.1)	—
U.S. tax legislation	(1.7)	(13.3)	—
Other – net	0.4	(0.4)	(1.2)
Effective tax rate	18.1%	10.8%	24.9%

Unrecognized tax positions
(in millions)	2018	2017	2016
Beginning balance at Jan. 1, – gross	$128	$146	$649
Prior period tax positions:
Increases	6	20	8
Decreases	(8)	(4)	(40)
Current period tax positions	9	10	16
Settlements	(32)	(44)	(477)
Statute expiration	—	—	(10)
Ending balance at Dec. 31, – gross	$103	$128	$146

Our total tax reserves as of Dec. 31, 2018 were $103 million compared with $128 million at Dec. 31, 2017. If these tax reserves were unnecessary, $103 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2018 is accrued interest, where applicable, of $22 million. The additional tax expense related to interest for the year ended Dec. 31, 2018 was $8 million, compared with $12 million for the year ended Dec. 31, 2017.

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by approximately $20 million as a result of adjustments related to tax years that are still subject to examination.

Our federal income tax returns are closed to examination through 2013. Our New York State, New York City and UK income tax returns are closed to examination through 2012.

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 12–Long-term debt

Long-term debt	Dec. 31, 2018			Dec. 31, 2017
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	2.05 - 5.45%	2019 - 2028	$24,995	1.30 - 5.45%	$23,329
Floating rate	2.61 - 3.86%	2019 - 2038	2,628	1.49 - 2.74%	2,829
Subordinated debt (a)	3.00 - 7.50%	2021 - 2029	1,540	3.00 - 7.50%	1,821
Total			$29,163		$27,979

(a)	Fixed rate.

Total long-term debt maturing during the next five years for BNY Mellon is as follows: 2019 – $4.3 billion, 2020 – $5.0 billion, 2021 – $4.6 billion, 2022 – $1.3 billion and 2023 – $5.5 billion.

Note 13–Variable interest entities and securitization

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

The following table presents the incremental assets and liabilities included in BNY Mellon’s consolidated financial statements as of Dec. 31, 2018 and Dec. 31, 2017. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital invested in the VIE by BNY Mellon.

Consolidated investments
	Dec. 31, 2018				Dec. 31, 2017
(in millions)	Investment Management funds		Securitization	Total consolidated investments	Investment Management funds		Securitization	Total consolidated investments
Securities - Available-for-sale	$—		$—	$—	$—		$400	$400
Trading assets	243		400	643	516		—	516
Other assets	220		—	220	215		—	215
Total assets	$463	(a)	$400	$863	$731	(b)	$400	$1,131
Other liabilities	$2		$371	$373	$2		$367	$369
Total liabilities	$2	(a)	$371	$373	$2	(b)	$367	$369
Nonredeemable noncontrolling interests	$101	(a)	$—	$101	$316	(b)	$—	$316

(a)	Includes VMEs with assets of $253 million, liabilities of $2 million and nonredeemable noncontrolling interests of less than $1 million.

(b)	Includes VMEs with assets of $84 million, liabilities of $1 million and nonredeemable noncontrolling interests of $1 million.

BNY Mellon has not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

Non-consolidated VIEs

As of Dec. 31, 2018 and Dec. 31, 2017, the following assets and liabilities related to the VIEs where BNY Mellon is not the primary beneficiary are included in our consolidated financial statements and primarily relate to accounting for our investments in qualified affordable housing and renewable energy projects.

The maximum loss exposure indicated in the table below relates solely to BNY Mellon’s investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs
	Dec. 31, 2018			Dec. 31, 2017
(in millions)	Assets	Liabilities	Maximum loss exposure	Assets	Liabilities	Maximum loss exposure
Securities - Available-for-sale (a)	$214	$—	$214	$203	$—	$203
Other	2,450	479	2,929	2,592	486	3,078

(a)	Includes investments in the Company’s sponsored CLOs.

Note 14–Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2018, 960,425,669 shares of common stock were outstanding.

Common stock repurchase program

In June 2017, in connection with the Federal Reserve’s non-objection to our 2017 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $2.6 billion of common stock. The 2017 capital plan began in the third quarter of 2017 and continued through the second quarter of 2018. In June 2018, in connection with the Federal Reserve’s non-objection to our 2018 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $2.4 billion of common stock starting in the third quarter of 2018 and continuing through the second quarter of 2019. This new share repurchase plan replaces all previously authorized share repurchase plans.

In December 2018, BNY Mellon announced that the Federal Reserve approved the repurchase of $830 million of additional common stock. Our Board of Directors approved the additional share repurchases, which were completed in the fourth quarter of 2018. These repurchases were in addition to the Company’s repurchase of $2.4 billion of common stock previously approved by the Board and announced in June 2018.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions. In 2018, we repurchased 63.7 million common shares at an average price of $51.29 per common share for a total of $3.3 billion. At Dec. 31, 2018, the maximum dollar value of shares that may yet be purchased under the June 2018 program, including employee benefit plan repurchases, totaled $1.3 billion.

Preferred stock

BNY Mellon has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes BNY Mellon’s preferred stock issued and outstanding at Dec. 31, 2018 and Dec. 31, 2017.
158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31,		Dec. 31,
	Per annum dividend rate	2018	2017	2018	2017
Series A	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	5,001	5,001	$500	$500
Series C	5.2%	5,825	5,825	568	568
Series D	4.50% to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	5,000	5,000	494	494
Series E	4.95% to and including June 20, 2020, then a floating rate equal to the three-month LIBOR plus 3.42%	10,000	10,000	990	990
Series F	4.625% to and including Sept. 20, 2026, then a floating rate equal to the three-month LIBOR plus 3.131%	10,000	10,000	990	990
Total		35,826	35,826	$3,542	$3,542

(a)	All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.

(b)	The carrying value of the Series C, Series D, Series E and Series F preferred stock is recorded net of issuance costs.

Holders of both the Series A and Series C preferred stock are entitled to receive dividends on each dividend payment date (March 20, June 20, September 20 and December 20 of each year), if declared by BNY Mellon’s Board of Directors. Holders of the Series D preferred stock are entitled to receive dividends, if declared by BNY Mellon’s Board of Directors, on each June 20 and December 20, to but excluding June 20, 2023; and on each March 20, June 20, September 20 and December 20, from and including June 20, 2023. Holders of the Series E preferred stock are entitled to receive dividends, if declared by BNY Mellon’s Board of Directors, on each June 20 and December 20, to and including June 20, 2020; and on each March 20, June 20, September 20 and December 20, from and including Sept. 20, 2020. Holders of the Series F preferred stock are entitled to receive dividends, if declared by BNY Mellon’s Board of Directors, on each March 20 and September 20, commencing March 20, 2017, to and including Sept. 20, 2026; and on each March 20, June 20, September 20 and December 20, commencing Dec. 20, 2026. BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period of the Series A preferred stock or the last preceding dividend period of the Series C, Series D, Series E and Series F preferred stock.

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

The table below presents the dividends paid on our preferred stock.

Dividend paid per preferred share
	Depositary shares per share
			2018		2017		2016
			per share	in millions	per share	in millions	per share	in millions
Series A	100	(a)	$4,055.55	$20	$4,055.55	$20	$4,055.55	$20
Series C	4,000		5,200.00	31	5,200.00	31	5,200.00	30
Series D	100		4,500.00	22	4,500.00	22	4,500.00	22
Series E	100		4,950.00	50	4,950.00	50	4,950.00	50
Series F	100		4,625.00	46	5,254.51	52	N/A	—
Total				$169		$175		$122

(a)	Represents Normal Preferred Capital Securities.

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

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

Terms of the Series A, Series C, Series D, Series E and Series F preferred stock are more fully described in each of their Certificates of Designations, each of which is filed as an Exhibit to BNY Mellon’s Annual Report on Form 10-K for the year ended Dec. 31, 2018.

Temporary equity

Temporary equity was $129 million at Dec. 31, 2018 and $179 million at Dec. 31, 2017. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for BHCs and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a FHC, our bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.”

As of Dec. 31, 2018 and Dec. 31, 2017, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

Our consolidated and largest bank subsidiary, The Bank of New York Mellon, regulatory capital ratios are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2018	2017	(b)
Consolidated regulatory capital ratios:
CET1 ratio	10.7%	10.7%
Tier 1 capital ratio	12.8	12.7
Total capital ratio	13.6	13.4
Tier 1 leverage ratio	6.6	6.6
SLR (c)	6.0	N/A

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	14.0%	14.1%
Tier 1 capital ratio	14.3	14.4
Total capital ratio	14.7	14.7
Tier 1 leverage ratio	7.6	7.6
SLR (c)	6.8	N/A

(a)
For our CET1, Tier 1 capital and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches, which for the periods noted above was the Advanced Approaches. The Tier 1 leverage ratio is based on Tier 1 capital and quarterly average total assets. For BNY Mellon to qualify as “well capitalized,” its Tier 1 capital and Total capital ratios must be at least 6% and 10%, respectively. For The Bank of New York Mellon, our largest bank subsidiary, to qualify as “well capitalized,” its CET1, Tier 1 capital, Total capital and Tier 1 leverage ratios must be at least 6.5%, 8%, 10% and 5%, respectively.

(b)	Reflects transitional adjustments required in 2017 under the U.S. capital rules.

(c)
The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures and became a binding measure on Jan. 1, 2018. For The Bank of New York Mellon to qualify as “well capitalized,” its SLR must be at least 6%.

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

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents our capital components and RWAs determined under the Standardized and Advanced Approaches and the average assets used for leverage capital purposes.

Capital components and risk-weighted assets
	Dec. 31,
(in millions)	2018	2017 (a)
CET1:
Common shareholders’ equity	$37,096	$37,859
Adjustments for:
Goodwill and intangible assets (b)	(18,806)	(18,684)
Net pension fund assets	(320)	(169)
Equity method investments	(361)	(372)
Deferred tax assets	(42)	(33)
Other	—	(8)
Total CET1	17,567	18,593
Other Tier 1 capital:
Preferred stock	3,542	3,542
Deferred tax assets	—	(8)
Net pension fund assets	—	(42)
Other	(65)	(41)
Total Tier 1 capital	$21,044	$22,044

Tier 2 capital:
Subordinated debt	$1,250	$1,250
Allowance for credit losses	252	261
Other	(10)	(12)
Total Tier 2 capital – Standardized Approach	1,492	1,499
Excess of expected credit losses	65	31
Less: Allowance for credit losses	252	261
Total Tier 2 capital – Advanced Approach	$1,305	$1,269

Total capital:
Standardized Approach	$22,536	$23,543
Advanced Approach	$22,349	$23,313

Risk-weighted assets:
Standardized Approach	$149,618	$155,621
Advanced Approach:
Credit Risk	$92,917	$101,681
Market Risk	3,454	3,657
Operational Risk	68,300	68,688
Total Advanced Approach	$164,671	$174,026

Average assets for Tier 1 leverage ratio	$319,007	$331,600
Total leverage exposure for SLR purposes (c)	$347,943	N/A

(a)	Reflects transitional adjustments to CET1, Tier 1 capital and Tier 2 capital required in 2017 under the U.S. capital rules.

(b)	Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

(c)	SLR became a binding measure on Jan. 1, 2018.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2018
(in millions)	Consolidated (a)	The Bank of New York Mellon (b)
CET1	$5,217	$10,036
Tier 1 capital	6,224	8,372
Total capital	4,235	6,273
Tier 1 leverage ratio	8,284	6,441
SLR (c)	3,647	2,336

(a)	Based on minimum required standards, with applicable buffers.

(b)	Based on well capitalized standards.

(c)	SLR became a binding measure on Jan. 1, 2018.

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

Note 15–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2018			2017			2016
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax benefit (expense)	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$(157)	$(156)	$(313)	$659	$194	$853	$(518)	$(332)	$(850)
Total foreign currency translation	(157)	(156)	(313)	659	194	853	(518)	(332)	(850)
Unrealized (loss) gain on assets available-for-sale:
Unrealized (loss) gain arising during period	(542)	126	(416)	237	(84)	153	(388)	146	(242)
Reclassification adjustment (b)	48	(12)	36	(3)	—	(3)	(75)	26	(49)
Net unrealized (loss) gain on assets available-for-sale	(494)	114	(380)	234	(84)	150	(463)	172	(291)
Defined benefit plans:
Net (loss) gain arising during the period	(244)	55	(189)	454	(112)	342	(151)	43	(108)
Foreign exchange adjustment	—	—	—	1	—	1	(1)	1	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	93	(24)	69	100	(32)	68	88	(31)	57
Total defined benefit plans	(151)	31	(120)	555	(144)	411	(64)	13	(51)
Unrealized (loss) gain on cash flow hedges:
Unrealized hedge (loss) gain arising during period	(15)	4	(11)	33	(9)	24	(52)	18	(34)
Reclassification of net (gain) loss to net income:
FX contracts - trading revenue	—	—	—	(2)	1	(1)	16	(6)	10
FX contracts - other revenue	(2)	—	(2)	(8)	2	(6)	—	—	—
FX contracts - net interest revenue	—	—	—	—	—	—	18	(6)	12
FX contracts - staff expense	4	(1)	3	(10)	2	(8)	11	(3)	8
Total reclassifications to net income (b)	2	(1)	1	(20)	5	(15)	45	(15)	30
Net unrealized (loss) gain on cash flow hedges	(13)	3	(10)	13	(4)	9	(7)	3	(4)
Total other comprehensive (loss) income	$(815)	$(8)	$(823)	$1,461	$(38)	$1,423	$(1,052)	$(144)	$(1,196)

(a)	Includes the impact of hedges of net investments in foreign subsidiaries. See Note 22 for additional information.

(b)
The reclassification adjustment related to the unrealized gain (loss) on assets available-for-sale is recorded as net securities gains on the consolidated income statement. The amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost is recorded as staff expense on the consolidated income statement. See Note 22 for the location of the reclassification adjustment related to cash flow hedges on the consolidated income statement.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
		ASC 820 Adjustments		Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2015 ending balance	$(1,632)	$(1,250)	$(47)	$327	$2	$(2,600)
Change in 2016	(819)	(56)	5	(291)	(4)	(1,165)
2016 ending balance	$(2,451)	$(1,306)	$(42)	$36	$(2)	$(3,765)
Change in 2017	838	419	(8)	150	9	1,408
2017 ending balance	$(1,613)	$(887)	$(50)	$186	$7	$(2,357)
Adjustment for the cumulative effect of applying ASU 2017-12 for derivatives and hedging	—	—	—	(2)	—	(2)
Adjusted balance at Jan. 1, 2018	(1,613)	(887)	(50)	184	7	(2,359)
Change in 2018	(302)	(118)	(2)	(380)	(10)	(812)
2018 ending balance	$(1,915)	$(1,005)	$(52)	$(196)	$(3)	$(3,171)

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 16–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees and directors of BNY Mellon. At Dec. 31, 2018, under the Long-Term Incentive Plan approved in April 2014, we may issue 23,524,349 new stock-based awards. Of this amount, 8,761,715 shares (subject to potential increase as provided in the Long-Term Incentive Plan) may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $93 million in 2018, $109 million in 2017 and $106 million in 2016.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and 10 years from the date of grant. No stock options were granted in 2018, 2017 and 2016.

Compensation costs that were charged against income were less than $1 million in both 2018 and 2017 and $2 million in 2016. The income tax benefit recognized in the consolidated income statement related to compensation costs was less than $1 million in 2018 and 2017 and $1 million in 2016.

A summary of the status of our options as of Dec. 31, 2018, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Balance at Dec. 31, 2017	9,302,140	$27.27	2.7
Granted	—	—
Exercised	(2,539,135)	31.29
Canceled/Expired	(48,722)	37.56
Balance at Dec. 31, 2018	6,714,283	$25.67	2.0
Vested and expected to vest at Dec. 31, 2018	6,714,283	25.67	2.0
Exercisable at Dec. 31, 2018	6,714,283	25.67	2.0

Stock options outstanding at Dec. 31, 2018
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable	Weighted-average exercise price
$ 18 to 31	6,714,283	2.0	$25.67	6,714,283	$25.67

(a)	At Dec. 31, 2017 and Dec. 31, 2016, 9,302,140 and 21,241,568 options were exercisable at a weighted-average price per common share of $27.27 and $32.57, respectively.

Aggregate intrinsic value of options
(in millions)	2018	2017	2016
Outstanding at Dec. 31,	$144	$247	$315
Exercisable at Dec. 31,	$144	$247	$315

The total intrinsic value of options exercised was $61 million in 2018, $159 million in 2017 and $122 million in 2016.

Cash received from option exercises totaled $80 million in 2018, $431 million in 2017 and $438 million in 2016. The actual excess tax benefit realized for the tax deductions from options exercised totaled $10 million in 2018, $16 million in 2017 and

$3 million in 2016. Consistent with the adoption of ASU 2016-09, the tax benefits in 2018 and 2017 were recognized in the provision for income taxes and in 2016 were recorded to additional paid-in capital.

Restricted stock, RSUs and Performance share units

Restricted stock and RSUs are granted under our long-term incentive plans at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment, for a specified period. The recipient of a share of restricted stock is entitled to voting rights and generally is entitled to dividends on the common

BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

stock. An RSU entitles the recipient to receive a share of common stock after the applicable restrictions lapse. The recipient generally is entitled to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding but does not receive voting rights.

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for restricted stock and RSUs was $270 million in 2018, $273 million in 2017 and $256 million in 2016. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $65 million in 2018, $66 million in 2017 and $91 million in 2016.

BNY Mellon’s Executive Committee members were granted a target award of 362,798 performance share units (“PSUs”) in 2018, 793,847 in 2017 and 548,391 in 2016. The 2018 awards cliff vest in 3 years based on average revenue growth and average operating margin, both as adjusted. These awards are classified as equity and marked-to-market to earnings as the earnout percentages are determined at the discretion of the Human Resources Compensation Committee based on a payout table. The 2017 and 2016 awards cliff vest in 3 years based on operating earnings per share with the potential of a risk modifier based on appropriate growth in RWAs. These awards are liability classified as they contain an interest rate condition that is not linked to performance or market and marked-to-market to earnings as the earnout percentages are determined at the discretion of the Human Resources Compensation Committee based on a payout table.

The following table summarizes our non-vested PSU, restricted stock and RSU activity for 2018.

Non-vested PSU, restricted stock and RSU activity	Number of shares	Weighted-average fair value at grant date
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2017	16,731,332	$42.42
Granted	5,125,001	57.67
Vested	(7,005,313)	39.06
Forfeited	(639,308)	45.90
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2018	14,211,712	$49.43

As of Dec. 31, 2018, $207 million of total unrecognized compensation costs related to non-vested PSUs, restricted stock and RSUs is expected to be recognized over a weighted-average period of 2.1 years.

The total fair value of restricted stock, RSUs and PSUs that vested was $289 million in 2018, $260 million in 2017 and $236 million in 2016. The actual excess tax benefit realized for the tax deductions from shares vested totaled $26 million in 2018, $34 million in 2017 and $8 million in 2016. Consistent with the adoption of ASU 2016-09, the tax benefits in 2018 and 2017 were recognized in the provision for income taxes and in 2016 were recorded to additional paid-in capital.

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

Note 17–Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 12,400 U.S. employees and approximately 14,700 non-U.S. employees.

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

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

participants effective Dec. 31, 2010, at which time a non-elective contribution was added to the Company’s defined contribution plan for employees not eligible to join the pension plan. Employees previously participating in the pension plan received this non-elective contribution starting July 1, 2015.

Effective Dec. 31, 2018, the benefit accruals were frozen under our largest foreign plan, which covers certain UK employees. This change results in no additional benefits being earned by participants in that plan based on service or pay after Dec. 31, 2018. Most UK employees currently earn benefits only on a defined contribution basis. UK employees impacted by the pension plan freeze will begin earning benefits on a defined contribution basis in 2019.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollar amounts in millions)	2018	2017	2018	2017	2018	2017	2018	2017
Weighted-average assumptions used to determine benefit obligations
Discount rate	4.45%	3.97%	2.95%	2.45%	4.45%	3.97%	3.10%	2.50%
Rate of compensation increase	N/A	N/A	2.98	3.02	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(4,405)	$(4,274)	$(1,322)	$(1,248)	$(175)	$(169)	$(4)	$(2)
Service cost	—	—	(28)	(31)	(1)	(1)	—	—
Interest cost	(169)	(180)	(32)	(33)	(7)	(7)	—	—
Employee contributions	—	—	—	(1)	—	—	—	—
Actuarial gain (loss)	219	(165)	173	88	22	(10)	(1)	(1)
Curtailments	—	—	11	—	—	—	—	—
Benefits paid	232	214	25	31	12	12	—	—
Foreign exchange adjustment	N/A	N/A	69	(128)	N/A	N/A	—	(1)
Benefit obligation at end of period	(4,123)	(4,405)	(1,104)	(1,322)	(149)	(175)	(5)	(4)
Change in fair value of plan assets
Fair value at beginning of period	5,496	4,906	1,393	1,090	107	97	—	—
Actual return on plan assets	(257)	783	1	128	(8)	10	—	—
Employer contributions	33	21	22	93	12	12	—	—
Employee contributions	—	—	—	1	—	—	—	—
Benefit payments	(232)	(214)	(25)	(31)	(12)	(12)	—	—
Foreign exchange adjustment	N/A	N/A	(75)	112	N/A	N/A	—	—
Fair value at end of period	5,040	5,496	1,316	1,393	99	107	—	—
Funded status at end of period	$917	$1,091	$212	$71	$(50)	$(68)	$(5)	$(4)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss (gain)	$1,598	$1,294	$105	$255	$84	$97	$—	$(1)
Prior service cost (credit)	—	—	1	1	(40)	(49)	—	—
Total (before tax effects)	$1,598	$1,294	$106	$256	$44	$48	$—	$(1)

(a)	The benefit obligation for pension benefits is the projected benefit obligation, and for healthcare benefits, it is the accumulated benefit obligation.

A number of key assumptions and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the Employee Stock Ownership Plan (“ESOP”).

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 4.45% as of Dec. 31, 2018.

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial gains (loss) on the benefit obligation for both the domestic and foreign pension plans in 2018, as well as the domestic pension plans in 2017, were primarily attributable to changes in discount rates. The actuarial gain on the benefit obligation for foreign pension plans in 2017 was primarily attributable to a decrease in assumed inflation rates for pension plans in the UK.

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollar amounts in millions)	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,238	$5,026	$4,830	$1,266	$994	$994	$108	$102	$97	N/A	N/A	N/A
Discount rate	3.97%	4.35%	4.48%	2.45%	2.53%	3.45%	3.97%	4.35%	4.48%	2.50%	2.60%	3.60%
Expected rate of return on plan assets	6.625	6.625	7.00	4.56	4.61	5.35	6.625	6.625	7.00	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	3.02	3.60	3.51	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost :
Service cost	$—	$—	$—	$28	$31	$29	$1	$1	$1	$—	$—	$—
Interest cost	169	180	182	32	33	36	7	7	8	—	—	—
Expected return on assets	(339)	(325)	(330)	(57)	(50)	(51)	(8)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	—	—	—	1	(9)	(10)	(10)	—	—	—
Net actuarial loss	68	67	69	22	35	17	7	6	8	—	—	—
Settlement loss	5	2	2	—	—	1	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(97)	$(76)	$(77)	$25	$49	$33	$(2)	$(3)	$—	$—	$—	$—

Changes in other comprehensive loss (income) in 2018	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$377	$(128)	$(6)	$1
Recognition of prior years’ net (loss)	(73)	(22)	(7)	—
Recognition of prior years’ service credit	—	—	9	—
Total recognized in other comprehensive (income) loss (before tax effects)	$304	$(150)	$(4)	$1

	Domestic		Foreign
(in millions)	2018	2017	2018	2017
Pension benefits:
Prepaid benefit cost	$1,077	$1,282	$280	$134
Accrued benefit cost	(160)	(191)	(68)	(63)
Total pension benefits	$917	$1,091	$212	$71
Healthcare benefits:
Accrued benefit cost	$(50)	$(68)	$(5)	$(4)
Total healthcare benefits	$(50)	$(68)	$(5)	$(4)

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The accumulated benefit obligation for all defined benefit plans was $5.2 billion at Dec. 31, 2018 and $5.7 billion at Dec. 31, 2017.

Plans with obligations in excess of plan assets	Pension Benefits					Healthcare Benefits
	Domestic		Foreign			Domestic		Foreign
(in millions)	2018	2017	2018	2017		2018	2017	2018	2017
Projected benefit obligation	$160	$191	$245	$244	(a)	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	177	181	(a)	N/A	N/A	N/A	N/A
Accumulated benefit obligation	160	191	67	61		80	88	5	4
Fair value of plan assets	—	—	27	25		—	—	—	—

(a)	Amounts reported in 2017 have been revised based on the clarification provided in ASU 2018-14.

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2019 is 6.00%, decreasing to 4.75% in 2024 for pre-Medicare costs and 5.50% decreasing to 4.75% in 2022 for Medicare costs. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product growth indefinitely, and over time a lower equilibrium growth rate will be achieved. Further, the ultimate growth rate of 4.75% bears a reasonable relationship to the discount rate. In addition, 2020 costs are assumed to increase beyond the assumed health care cost trend rate for 2019 due to the assumed reinstatement of the health insurer fee which was waived.

The following benefit payments for BNY Mellon’s pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2019	$265	$19
	2020	266	20
	2021	264	20
	2022	261	22
	2023	266	24
	2024-2028	1,297	130
Total pension benefits		$2,619	$235
Healthcare benefits:
Year	2019	$11	$—
	2020	12	—
	2021	12	—
	2022	11	—
	2023	11	—
	2024-2028	50	1
Total healthcare benefits		$107	$1

Plan contributions

BNY Mellon expects to make cash contributions to fund its defined benefit pension plans in 2019 of $14 million for the domestic plans and $19 million for the foreign plans.

BNY Mellon expects to make cash contributions to fund its post-retirement healthcare plans in 2019 of $11 million for the domestic plans and less than $1 million for the foreign plans.

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

BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

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

Our pension assets were invested as follows at Dec. 31, 2018 and Dec. 31, 2017:

Asset allocations	Domestic		Foreign
	2018	2017	2018	2017
Equities	52%	63%	48%	51%
Fixed income	45	33	36	33
Alternative investment	2	2	9	9
Private equities	1	1	—	—
Real estate	—	—	4	4
Cash	—	1	3	3
Total pension benefits	100%	100%	100%	100%

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2018 and Dec. 31, 2017. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

Fair value measurement of plan assets

In accordance with ASC 715, Compensation - Retirement Benefits, BNY Mellon has established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820, Fair Value Measurement, which is detailed in Note 19.

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

Common and preferred stock and mutual funds

These investments include equities and mutual funds and are valued at the closing price reported in the active market in which the individual securities are traded, if available. Where there are no readily available market quotations, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. Common and preferred stock and mutual funds are included in Level 1 of the valuation hierarchy.

Collective trust funds

Collective trust funds include commingled and U.S. equity funds that have no readily available market quotations. The fair value of the funds is based on the securities in the portfolio, which typically are the amount that the fund might reasonably expect to receive for the securities upon a sale. These funds are valued using observable inputs on either a daily or monthly basis. Collective trust funds are included in Level 2 of the valuation hierarchy.

Fixed-income investments

Fixed-income investments include U.S. Treasury securities, U.S. government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds. U.S. Treasury securities are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. government agencies, sovereign government obligations, U.S. corporate bonds and

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

foreign corporate debt funds are primarily included in Level 2 of the valuation hierarchy.

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

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2018 and Dec. 31, 2017, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2018
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,514	$—	$—	$1,514
Non-U.S. equity	160	—	—	160
Collective trust funds:
Commingled	—	435	—	435
U.S. equity	—	934	—	934
Fixed income:
U.S. Treasury securities	630	—	—	630
U.S. government agencies	—	44	—	44
Sovereign government obligations	3	5	—	8
U.S. corporate bonds	—	972	—	972
Other	—	69	—	69
Mutual funds	114	—	—	114
Total domestic plan assets in the fair value hierarchy	$2,421	$2,459	$—	$4,880
Other assets measured at NAV:
Funds of funds				130
Venture capital and partnership interests				30
Total domestic plan assets, at fair value				$5,040

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2018
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$—	$194	$—	$194
Sovereign/government obligation funds	—	126	—	126
Corporate debt funds	—	418	—	418
Cash and currency	356	—	—	356
Total foreign plan assets in the fair value hierarchy	$356	$738	$—	$1,094
Other assets measured at NAV				222
Total foreign plan assets, at fair value				$1,316

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2017
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,815	$—	$—	$1,815
Non-U.S. equity	243	—	—	243
Collective trust funds:
Commingled	—	193	—	193
U.S. equity	—	1,389	—	1,389
Fixed income:
U.S. Treasury securities	452	—	—	452
U.S. government agencies	—	48	—	48
Sovereign government obligations	5	6	—	11
U.S. corporate bonds	—	910	—	910
Other	—	100	—	100
Mutual funds	163	—	—	163
Total domestic plan assets in the fair value hierarchy	$2,678	$2,646	$—	$5,324
Other assets measured at NAV:
Funds of funds				129
Venture capital and partnership interests				43
Total domestic plan assets, at fair value				$5,496

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2017
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$434	$277	$—	$711
Sovereign/government obligation funds	—	104	—	104
Corporate debt funds	—	345	—	345
Cash and currency	41	—	—	41
Total foreign plan assets in the fair value hierarchy	$475	$726	$—	$1,201
Other assets measured at NAV				192
Total foreign plan assets, at fair value				$1,393

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

Changes in Level 3 fair value measurements

The table below presents a rollforward of the plan assets, for the year ended Dec. 31, 2017 (including the change in fair value), for financial instruments classified in Level 3 of the valuation hierarchy.

Fair value measurements using significant unobservable inputs—foreign plans—for the year ended Dec. 31, 2017
(in millions)	Corporate debt funds
Fair value at Dec. 31, 2016	$17
Transfers out of Level 3	(20)
Total gains included in plan assets	3
Fair value at Dec. 31, 2017	$—
Change in unrealized gains or (losses) for the period included in earnings for assets held at the end of the reporting period	$—

Funds of funds and venture capital and partnership interests valued using NAV per share

BNY Mellon had pension and post-retirement plan assets invested in funds of funds, venture capital and partnership interests, property funds and other contracts valued using NAV. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.

Assets valued using NAV at Dec. 31, 2018
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$147	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	148	—	N/A	N/A
Property funds (c)	52	—	Monthly	0-90 days
Corporate debt	19	—	N/A	N/A
Other contracts (d)	16	—	N/A	N/A
Total	$382	$—

Assets valued using NAV at Dec. 31, 2017
(dollar amounts in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$152	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	128	49	N/A	N/A
Property funds (c)	51	—	Monthly	0-90 days
Corporate debt	20	—	N/A	N/A
Other contracts (d)	13	—	N/A	N/A
Total	$364	$49

(a)	Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.

(b)	Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.

(c)	Property funds include funds invested in regional real estate vehicles that hold direct interest in real estate properties.

(d)	Other contracts include assets invested in pooled accounts at insurance companies that are privately valued by the asset manager.

Defined contribution plans

BNY Mellon sponsors defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is The Bank of New York Mellon Corporation 401(k) Savings Plan sponsored by the Company in the U.S. and covers substantially all U.S. employees.

Under The Bank of New York Mellon Corporation 401(k) Savings Plan, the Company matched 100% of the first 4% of an employee’s eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5% for 2018, 2017 and 2016, subject to statutory limits.

The U.S. qualified and nonqualified defined benefit plans were closed to new participants effective Dec. 31, 2010, at which time an annual non-elective contribution equal to 2% of eligible base pay was added to The Bank of New York Mellon Corporation 401(k) Savings Plan.

At Dec. 31, 2018 and Dec. 31, 2017, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 12.7 million and 13.2 million shares of our common stock, respectively. The fair value of total assets was $6.2 billion at Dec. 31, 2018 and $6.6 billion at Dec. 31, 2017. We recorded expense of $244 million in 2018, $232 million in 2017 and $224 million in 2016 primarily for contributions to our defined contribution plans.

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

At Dec. 31, 2018 and Dec. 31, 2017, the ESOP owned 5.0 million and 5.4 million shares of our common stock, respectively. The fair value of total ESOP assets was $236 million at Dec. 31, 2018 and $293 million at Dec. 31, 2017. The Company is not permitted to make contributions to the ESOP.

The Benefits Investment Committee appointed Fiduciary Counselors, Inc. to serve as the independent fiduciary to (i) make all fiduciary decisions related to the continued prudence of offering the common stock of BNY Mellon or its affiliates as an investment option under the plans, other than plan sponsor decisions, and (ii) select and monitor any actively or passively managed investments of BNY Mellon or its affiliates to be offered to participants as investment options under the plans, excluding self-directed accounts.

Note 18–Company financial information (Parent Corporation)

In connection with our single point of entry resolution strategy, we have established an IHC to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. In 2017, we entered into a binding support agreement with those key subsidiaries and other related entities that requires the IHC to provide that support. The support agreement requires the Parent to transfer cash and other liquid financial assets to the IHC, subject to certain amounts retained by the Parent to meet its near-term cash needs. The Parent’s and the IHC’s obligations under the support agreement are secured. The IHC has provided the Parent with a committed line of credit that allows the Parent to draw funds necessary to service near-term obligations. As a result, during business-as-usual circumstances, the Parent is expected to continue to have access to the funds necessary to pay dividends, repurchase common stock, service its debt and satisfy its other obligations. If our projected liquidity resources deteriorate so severely that resolution of the

Parent becomes imminent, the committed line of credit the IHC provided to the Parent will automatically terminate, with all amounts outstanding becoming due and payable, and the support agreement will require the Parent to transfer most of its remaining assets (other than stock in subsidiaries and a cash reserve to fund bankruptcy expenses) to the IHC. As a result, during a period of severe financial stress, the Parent could become unable to meet its debt and payment obligations (including with respect to its securities), causing the Parent to seek protection under bankruptcy laws earlier than it otherwise would have.

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

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2018, BNY Mellon’s bank subsidiaries exceeded these minimum requirements.

Subsequent to Dec. 31, 2018, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $3.7 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2018, non-bank subsidiaries of the Parent had liquid assets of approximately $1.7 billion.

The bank subsidiaries declared dividends of $3.8 billion in 2018, $1.3 billion in 2017 and $160 million in 2016. The Federal Reserve and the OCC have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

The Federal Reserve policy with respect to the payment of cash dividends by BHCs provides that, as a matter of prudent banking, a BHC should not maintain a rate of cash dividends unless its net income available to common shareholders has been

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

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

In June 2018, in connection with the Federal Reserve’s non-objection to our 2018 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $2.4 billion of common stock starting in the third quarter of 2018 and continuing through the second quarter of 2019. This new share repurchase plan replaces all previously authorized share repurchase plans.

On Dec. 10, 2018, BNY Mellon announced that the Federal Reserve approved the repurchase of up to $830 million of additional common stock. Our Board of Directors approved the additional share repurchases, all of which were repurchased in the fourth quarter of 2018. These repurchases were in addition to the Company’s repurchase of $2.4 billion of common stock previously approved by the Board and announced in June 2018.

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $6.1 billion and $5.6 billion for the years 2018 and 2017, respectively.

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

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

unconditional guarantee by BNY Mellon of their obligations.

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2018	2017	2016
Dividends from bank subsidiaries	$3,874	$1,405	$125
Dividends from nonbank subsidiaries	1,869	382	798
Interest revenue from bank subsidiaries	13	25	70
Interest revenue from nonbank subsidiaries	200	171	121
Gain on securities held for sale	1	—	—
Other revenue	36	67	39
Total revenue	5,993	2,050	1,153
Interest (including, $59, $73, $88, to subsidiaries, respectively)	658	663	427
Other expense	439	254	262
Total expense	1,097	917	689
Income before income taxes and equity in undistributed net income of subsidiaries	4,896	1,133	464
(Benefit) for income taxes	(165)	(526)	(333)
Equity in undistributed net income:
Bank subsidiaries	(508)	1,524	2,474
Nonbank subsidiaries	(287)	907	276
Net income	4,266	4,090	3,547
Preferred stock dividends	(169)	(175)	(122)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,097	$3,915	$3,425

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2018	2017
Assets:
Cash and due from banks	$909	$1,301
Securities	27	40
Investment in and advances to subsidiaries and associated companies:
Banks	31,285	32,967
Other	37,986	37,660
Subtotal	69,271	70,627
Corporate-owned life insurance	761	756
Other assets	740	1,135
Total assets	$71,708	$73,859
Liabilities:
Deferred compensation	$445	$476
Affiliate borrowings	1,616	3,177
Other liabilities	1,246	1,373
Long-term debt	27,763	27,582
Total liabilities	31,070	32,608
Shareholders’ equity	40,638	41,251
Total liabilities and shareholders’ equity	$71,708	$73,859

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2018	2017	2016
Operating activities:
Net income	$4,266	$4,090	$3,547
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss (income) of subsidiaries	795	(2,431)	(2,750)
Change in accrued interest receivable	27	(6)	2
Change in accrued interest payable	29	42	4
Change in taxes payable (a)	224	(600)	452
Other, net	(257)	38	(31)
Net cash provided by operating activities	5,084	1,133	1,224
Investing activities:
Purchases of securities	—	(991)	(1,739)
Proceeds from sales of securities	13	2,729	—
Change in loans	—	7	13
Acquisitions of, investments in, and advances to subsidiaries (b)	(53)	(7,208)	(317)
Other, net	1	—	—
Net cash (used for) investing activities	(39)	(5,463)	(2,043)
Financing activities:
Proceeds from issuance of long-term debt	4,144	4,738	6,229
Repayments of long-term debt	(3,650)	(997)	(2,700)
Change in advances from subsidiaries	(1,561)	(3,930)	(1,136)
Issuance of common stock	120	465	465
Treasury stock acquired	(3,269)	(2,686)	(2,398)
Issuance of preferred stock	—	—	990
Cash dividends paid	(1,221)	(1,076)	(900)
Tax benefit realized on share-based payment awards	—	—	3
Net cash (used for) provided by financing activities	(5,437)	(3,486)	553
Change in cash and due from banks	(392)	(7,816)	(266)
Cash and due from banks at beginning of year	1,301	9,117	9,383
Cash and due from banks at end of year	$909	$1,301	$9,117
Supplemental disclosures
Interest paid	$629	$705	$409
Income taxes paid	12	61	1
Income taxes refunded	7	15	12

(a)	Includes payments received from subsidiaries for taxes of $837 million in 2018, $189 million in 2017 and $189 million in 2016.

(b)	Includes $2,807 million of cash outflows, net of $2,754 million of cash inflows in 2018 and $10,296 million of cash outflows, net of $3,088 million of cash inflows in 2017.

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

Note 19–Fair value measurement

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

Most derivative contracts are valued using internally developed models which are calibrated to observable market data and employ standard market pricing theory for their valuations. Valuation models incorporate counterparty credit risk by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using BNY Mellon’s own credit spreads, as implied by the credit default swap market. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads as well as those of our counterparties.

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

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

If quoted market prices are not available, fair values are primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include mortgage-backed securities, state and political subdivisions, certain sovereign debt, corporate bonds and foreign covered bonds.

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

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. We have no instruments included in Level 3 of the valuation hierarchy.

At Dec. 31, 2018, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. Additional disclosures of securities are provided in Note 4.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

structured products, where correlation risk is unobservable. As of Dec. 31, 2018 we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 22.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2018 and Dec. 31, 2017, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2018					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
Agency RMBS	$—	$25,308	$—	$—	$25,308
U.S. Treasury	20,076	—	—	—	20,076
Sovereign debt/sovereign guaranteed	6,613	4,137	—	—	10,750
Agency commercial MBS	—	9,691	—	—	9,691
CLOs	—	3,364	—	—	3,364
Supranational	—	2,984	—	—	2,984
Foreign covered bonds	—	2,878	—	—	2,878
State and political subdivisions	—	2,247	—	—	2,247
Other asset-backed securities	—	1,773	—	—	1,773
U.S. government agencies	—	1,657	—	—	1,657
Non-agency commercial MBS	—	1,464	—	—	1,464
Non-agency RMBS (b)	—	1,325	—	—	1,325
Corporate bonds	—	1,054	—	—	1,054
Other debt securities	—	1,238	—	—	1,238
Total available-for-sale securities	26,689	59,120	—	—	85,809
Trading assets:
Debt instruments	801	2,594	—	—	3,395
Equity instruments (c)	1,114	—	—	—	1,114
Derivative assets not designated as hedging:
Interest rate	7	3,583	—	(2,202)	1,388
Foreign exchange	—	4,807	—	(3,724)	1,083
Equity and other contracts	9	59	—	(13)	55
Total derivative assets not designated as hedging	16	8,449	—	(5,939)	2,526
Total trading assets	1,931	11,043	—	(5,939)	7,035
Other assets:
Derivative assets designated as hedging:
Interest rate	—	23	—	—	23
Foreign exchange	—	266	—	—	266
Total derivative assets designated as hedging	—	289	—	—	289
Other assets (d)	68	170	—	—	238
Other assets measured at NAV (d)					215
Total other assets	68	459	—	—	742
Subtotal assets of operations at fair value	28,688	70,622	—	(5,939)	93,586
Percentage of assets of operations prior to netting	29%	71%	—%
Assets of consolidated investment management funds	210	253	—	—	463
Total assets	$28,898	$70,875	$—	$(5,939)	$94,049
Percentage of total assets prior to netting	29%	71%	—%
BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2018					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$1,006	$118	$—	$—	$1,124
Equity instruments	75	—	—	—	75
Derivative liabilities not designated as hedging:
Interest rate	12	3,104	—	(2,508)	608
Foreign exchange	—	5,215	—	(3,626)	1,589
Equity and other contracts	1	118	—	(36)	83
Total derivative liabilities not designated as hedging	13	8,437	—	(6,170)	2,280
Total trading liabilities	1,094	8,555	—	(6,170)	3,479
Long-term debt (c)	—	371	—	—	371
Other liabilities – derivative liabilities designated as hedging:
Interest rate	—	74	—	—	74
Foreign exchange	—	14	—	—	14
Total other liabilities – derivative liabilities designated as hedging	—	88	—	—	88
Subtotal liabilities of operations at fair value	1,094	9,014	—	(6,170)	3,938
Percentage of liabilities of operations prior to netting	11%	89%	—%
Liabilities of consolidated investment management funds	2	—	—	—	2
Total liabilities	$1,096	$9,014	$—	$(6,170)	$3,940
Percentage of total liabilities prior to netting	11%	89%	—%

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

(b)	Includes $832 million in Level 2 that was included in the former Grantor Trust.

(c)	Includes certain interests in securitizations.

(d)	Includes seed capital, private equity investments and other assets.

178 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2017					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
Agency RMBS	$—	$23,819	$—	$—	$23,819
U.S. Treasury	15,263	—	—	—	15,263
Sovereign debt/sovereign guaranteed	9,919	2,638	—	—	12,557
Agency commercial MBS	—	8,762	—	—	8,762
State and political subdivisions	—	2,957	—	—	2,957
CLOs	—	2,909	—	—	2,909
Foreign covered bonds	—	2,529	—	—	2,529
Supranational	—	2,079	—	—	2,079
Non-agency RMBS (b)	—	1,578	—	—	1,578
Non-agency commercial MBS	—	1,360	—	—	1,360
Corporate bonds	—	1,255	—	—	1,255
Other asset-backed securities	—	1,043	—	—	1,043
U.S. government agencies	—	908	—	—	908
Other RMBS	—	149	—	—	149
Other debt securities	—	1,412	—	—	1,412
Money market funds (c)	963	—	—	—	963
Total available-for-sale securities	26,145	53,398	—	—	79,543
Trading assets:
Debt instruments	690	1,910	—	—	2,600
Equity instruments (c)	654	—	—	—	654
Derivative assets not designated as hedging:
Interest rate	9	6,430	—	(5,075)	1,364
Foreign exchange	—	5,104	—	(3,720)	1,384
Equity and other contracts	—	70	—	(50)	20
Total derivative assets not designated as hedging	9	11,604	—	(8,845)	2,768
Total trading assets	1,353	13,514	—	(8,845)	6,022
Other assets:
Derivative assets designated as hedging:
Interest rate	—	278	—	—	278
Foreign exchange	—	45	—	—	45
Total derivative assets designated as hedging	—	323	—	—	323
Other assets (d)	144	170	—	—	314
Other assets measured at NAV (d)					154
Total other assets	144	493	—	—	791
Subtotal assets of operations at fair value	27,642	67,405	—	(8,845)	86,356
Percentage of assets of operations prior to netting	29%	71%	—%
Assets of consolidated investment management funds	322	409	—	—	731
Total assets	$27,964	$67,814	$—	$(8,845)	$87,087
Percentage of total assets prior to netting	29%	71%	—%

BNY Mellon 179

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2017					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$979	$80	$—	$—	$1,059
Equity instruments	149	—	—	—	149
Derivative liabilities not designated as hedging:
Interest rate	4	6,349	—	(5,495)	858
Foreign exchange	—	5,067	—	(3,221)	1,846
Equity and other contracts	—	153	—	(81)	72
Total derivative liabilities not designated as hedging	4	11,569	—	(8,797)	2,776
Total trading liabilities	1,132	11,649	—	(8,797)	3,984
Long-term debt (c)	—	367	—	—	367
Other liabilities – derivative liabilities designated as hedging:
Interest rate	—	534	—	—	534
Foreign exchange	—	266	—	—	266
Total other liabilities – derivative liabilities designated as hedging	—	800	—	—	800
Subtotal liabilities of operations at fair value	1,132	12,816	—	(8,797)	5,151
Percentage of liabilities of operations prior to netting	8%	92%	—%
Liabilities of consolidated investment management funds	1	1	—	—	2
Total liabilities	$1,133	$12,817	$—	$(8,797)	$5,153
Percentage of total liabilities prior to netting	8%	92%	—%

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

(b)	Includes $1,091 million in Level 2 that was included in the former Grantor Trust.

(c)	Includes certain interests in securitizations.

(d)	Includes private equity investments and seed capital.

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2018						Dec. 31, 2017
	Total carrying value		Ratings (a)				Total carrying value		Ratings (a)
			AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower			AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollars in millions)		(b)						(b)
Non-agency RMBS (c), originated in:
2007	$315		15%	2%	3%	80%	$419		13%	3%	—%	84%
2006	363		—	19	—	81	467		—	17	—	83
2005	396		9	1	7	83	509		6	2	6	86
2004 and earlier	251		16	24	11	49	332		3	2	31	64
Total non-agency RMBS	$1,325		9%	11%	5%	75%	$1,727	(d)	6%	6%	8%	80%
Non-agency commercial MBS, originated in:
2009-2018	$1,464		96%	4%	—%	—%	$1,309		94%	6%	—%	—%
2005	—		—	—	—	—	51		100	—	—	—
Total non-agency commercial MBS	$1,464		96%	4%	—%	—%	$1,360		94%	6%	—%	—%
Foreign covered bonds:
Canada	$1,524		100%	—%	—%	—%	$1,659		100%	—%	—%	—%
United Kingdom	529		100	—	—	—	103		100	—	—	—
Australia	333		100	—	—	—	265		100	—	—	—
Sweden	187		100	—	—	—	136		100	—	—	—
Other	305		100	—	—	—	366		100	—	—	—
Total foreign covered bonds	$2,878		100%	—%	—%	—%	$2,529		100%	—%	—%	—%
Sovereign debt/sovereign guaranteed:
United Kingdom	$2,153		100%	—%	—%	—%	$3,052		100%	—%	—%	—%
Germany	1,826		100	—	—	—	1,586		100	—	—	—
France	1,548		100	—	—	—	2,046		100	—	—	—
Spain	1,365		—	—	100	—	1,635		—	—	100	—
Italy	939		—	—	100	—	1,292		—	—	100	—
Netherlands	875		100	—	—	—	1,027		100	—	—	—
Ireland	625		—	100	—	—	843		—	100	—	—
Hong Kong	450		100	—	—	—	—		—	—	—	—
Canada	378		100	—	—	—	—		—	—	—	—
Belgium	260		100	—	—	—	803		100	—	—	—
Other (e)	331		68	—	—	32	273		50	—	—	50
Total sovereign debt/sovereign guaranteed	$10,750		72%	6%	21%	1%	$12,557		69%	7%	23%	1%

(a)	Represents ratings by S&P or the equivalent.

(b)
At Dec. 31, 2018 and Dec. 31, 2017, sovereign debt/sovereign guaranteed securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.

(c)	Includes $832 million at Dec. 31, 2018 and $1,091 million at Dec. 31, 2017 that were included in the former Grantor Trust.

(d)	Includes other RMBS.

(e)	Includes non-investment grade sovereign debt/sovereign guaranteed securities related to Brazil of $107 million at Dec. 31, 2018 and $136 million at Dec. 31, 2017.

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to fair value our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis. Examples would be the recording of an impairment of an asset and non-

readily marketable equity securities carried at cost with upward or downward adjustments.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and level in the fair value hierarchy as of Dec. 31, 2018 and Dec. 31, 2017, for which a nonrecurring change in fair value has been recorded in the respective year.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2018				Dec. 31, 2017
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$64	$4	$68	$—	$73	$6	$79
Other assets (b)	—	57	—	57	—	4	—	4
Total assets at fair value on a nonrecurring basis	$—	$121	$4	$125	$—	$77	$6	$83

(a)
The fair value of these loans decreased $1 million in both 2018 and 2017, based on the fair value of the underlying collateral, as required by guidance in ASC 310, Receivables, with an offset to the allowance for credit losses.

(b)	Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2018 and Dec. 31, 2017, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2018
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$67,988	$—	$67,988	$67,988
Interest-bearing deposits with banks	—	14,168	—	14,168	14,148
Federal funds sold and securities purchased under resale agreements	—	46,795	—	46,795	46,795
Securities held-to-maturity	5,512	27,790	—	33,302	33,982
Loans (a)	—	55,142	—	55,142	55,161
Other financial assets	5,864	1,383	—	7,247	7,247
Total	$11,376	$213,266	$—	$224,642	$225,321
Liabilities:
Noninterest-bearing deposits	$—	$70,783	$—	$70,783	$70,783
Interest-bearing deposits	—	165,914	—	165,914	167,995
Federal funds purchased and securities sold under repurchase agreements	—	14,243	—	14,243	14,243
Payables to customers and broker-dealers	—	19,731	—	19,731	19,731
Commercial paper	—	1,939	—	1,939	1,939
Borrowings	—	3,584	—	3,584	3,584
Long-term debt	—	28,347	—	28,347	28,792
Total	$—	$304,541	$—	$304,541	$307,067

(a)	Does not include the leasing portfolio.

Summary of financial instruments	Dec. 31, 2017
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$91,510	$—	$91,510	$91,510
Interest-bearing deposits with banks	—	11,982	—	11,982	11,979
Federal funds sold and securities purchased under resale agreements	—	28,135	—	28,135	28,135
Securities held-to-maturity	11,365	29,147	—	40,512	40,827
Loans (a)	—	60,219	—	60,219	60,082
Other financial assets	5,382	1,244	—	6,626	6,626
Total	$16,747	$222,237	$—	$238,984	$239,159
Liabilities:
Noninterest-bearing deposits	$—	$82,716	$—	$82,716	$82,716
Interest-bearing deposits	—	160,042	—	160,042	161,606
Federal funds purchased and securities sold under repurchase agreements	—	15,163	—	15,163	15,163
Payables to customers and broker-dealers	—	20,184	—	20,184	20,184
Commercial paper	—	3,075	—	3,075	3,075
Borrowings	—	2,931	—	2,931	2,931
Long-term debt	—	27,789	—	27,789	27,612
Total	$—	$311,900	$—	$311,900	$313,287

(a)	Does not include the leasing portfolio.

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The table below summarizes the carrying amount of the hedged financial instruments, the notional amount of the hedge and the unrealized gain (loss) (estimated fair value) of the derivatives.

Hedged financial instruments	Carrying amount	Notional amount of hedge
			Unrealized (a)
(in millions)			Gain	(Loss)
Dec. 31, 2018
Securities available-for-sale (b)	$19,349	$19,437	$24	$(74)
Long-term debt	16,147	16,600	—	—
Dec. 31, 2017
Securities available-for-sale	$12,307	$12,365	$102	$(301)
Long-term debt	23,821	23,950	175	(233)

(a)
Unrealized gain/loss amounts reflect the fact that certain of the derivatives are cleared and settled through central clearing counterparties where cash collateral received and paid is deemed a settlement of the derivative.

(b)	Includes foreign exchange fair value hedges with a carrying value of $148 million, a notional amount of $147 million and unrealized gains of $1 million.

Note 20–Fair value option

We elected fair value as an alternative measurement for selected financial assets and liabilities. The following table presents the assets and liabilities of consolidated investment management funds, at fair value.

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2018	2017
Assets of consolidated investment management funds:
Trading assets	$243	$516
Other assets	220	215
Total assets of consolidated investment management funds	$463	$731
Liabilities of consolidated investment management funds:
Other liabilities	$2	$2
Total liabilities of consolidated investment management funds	$2	$2

BNY Mellon values the assets and liabilities of its consolidated investment management funds using quoted prices for identical assets or liabilities in active markets or observable inputs such as quoted prices for similar assets or liabilities. Quoted prices for either identical or similar assets or liabilities in inactive markets may also be used. Accordingly, fair value best reflects the interests BNY Mellon holds in the economic performance of the consolidated investment management funds. Changes in the value of the assets and liabilities are recorded in the consolidated income statement as investment income of consolidated investment management funds and in the interest of investment management fund note holders, respectively.

We have elected the fair value option on $240 million of long-term debt. The fair value of this long-term debt was $371 million at Dec. 31, 2018 and $367 million at Dec. 31, 2017. The long-term debt is valued using observable market inputs and is included in Level 2 of the valuation hierarchy.

The following table presents the changes in fair value of long-term debt and certain loans for which we elected the fair value option that we previously held in 2016, and the location of the changes in the consolidated income statement. There were no loans valued under the fair value option election at Dec. 31, 2018, Dec. 31, 2017 and Dec. 31, 2016.

Impact of changes in fair value in the income statement (a)
	Year ended Dec. 31,
(in millions)	2018	2017	2016
Loans:
Investment and other income	$—	$—	$12
Long-term debt:
Foreign exchange and other trading revenue	$(4)	$(4)	$(4)

(a)	The changes in fair value of the loans and long-term debt are approximately offset by economic hedges included in foreign exchange and other trading revenue.

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

Note 21–Commitments and contingent liabilities

Off-balance sheet arrangements

In the normal course of business, various commitments and contingent liabilities are outstanding that are not reflected in the accompanying consolidated balance sheets.

Our significant trading and off-balance sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit and securities lending indemnifications. We assume these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs and to hedge foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign currency and interest rate risks not recognized on the balance sheet. Our off-balance sheet risks are managed and monitored in manners similar to those used for on-balance sheet risks.

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31,
(in millions)	2018	2017
Lending commitments	$50,631	$51,467
Standby letters of credit (a)	2,817	3,531
Commercial letters of credit	165	122
Securities lending indemnifications (b)(c)	401,504	432,084

(a)	Net of participations totaling $163 million at Dec. 31, 2018 and $672 million at Dec. 31, 2017.

(b)	Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $56 billion at Dec. 31, 2018 and $69 billion at Dec. 31, 2017.

(c)	Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $35 billion at Dec. 31, 2018 and $33 billion at Dec. 31, 2017.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $29.8 billion in less than one year, $20.3 billion in one to five years and $570 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $223 million at Dec. 31, 2018 and $160 million at Dec. 31, 2017. At Dec. 31, 2018, $2.0 billion of the SBLCs will expire within one year and $845 million in one to five years.

We must recognize, at the inception of an SBLC and foreign and other guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The fair value of the liability, which was recorded with a corresponding asset in other assets, was estimated as the present value of contractual customer fees. The estimated liability for losses related to SBLCs and foreign and other guarantees, if any, is included in the allowance for lending-related commitments. The allowance for lending-related commitments was $106 million at Dec. 31, 2018 and $102 million at Dec. 31, 2017.

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2018	2017
Investment grade	89%	84%
Non-investment grade	11%	16%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $165 million at Dec. 31, 2018 and $122 million at Dec. 31, 2017.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $420 billion at Dec. 31, 2018 and $451 billion at Dec. 31, 2017.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2018 and Dec. 31, 2017, $56 billion and $69 billion, respectively, of borrowings at CIBC Mellon, for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $59 billion and $73 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2018. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2018
	Loans	Unfunded commitments	Total exposure
Securities industry	$3.1	$22.5	$25.6
Banks	6.3	1.6	7.9
Asset managers	1.3	6.1	7.4
Insurance	0.1	2.5	2.6
Government	0.1	0.5	0.6
Other	0.7	0.8	1.5
Total	$11.6	$34.0	$45.6

Commercial portfolio exposure (in billions)	Dec. 31, 2018
	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.8	$5.1	$5.9
Services and other	0.7	4.8	5.5
Energy and utilities	0.5	4.1	4.6
Media and telecom	0.1	1.2	1.3
Total	$2.1	$15.2	$17.3

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Operating leases

Net rent expense for premises and equipment was $295 million in 2018, $285 million in 2017 and $301 million in 2016.

At Dec. 31, 2018, we were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance and maintenance and for various renewal options. A summary of the future minimum rental commitments under noncancelable operating leases, net of related sublease revenue, is as follows: 2019—$264 million; 2020—$244 million; 2021—$211 million; 2022—$172 million; 2023—$136 million and 2024 and thereafter—$432 million.

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

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2018 and Dec. 31, 2017, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2018 and Dec. 31, 2017, we have not recorded any material liabilities under these arrangements.

Legal proceedings

In the ordinary course of business, BNY Mellon and its subsidiaries are routinely named as defendants in or made parties to pending and potential legal actions. We also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal). Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, restitution, penalties and/or other remedial actions or sanctions may be sought in governmental and regulatory matters. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, we do not believe that judgments, settlements or orders, if any, arising from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on the consolidated financial position or liquidity of BNY Mellon, although they could have a material effect on our results of operations in a given period.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and regulatory matters, including a possible eventual loss, fine, penalty or business impact, if any, associated with each such matter. In accordance with applicable accounting guidance, BNY Mellon establishes accruals for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. BNY Mellon regularly monitors such matters for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, BNY Mellon does not establish an accrual and the matter continues to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. BNY Mellon believes that its

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on the results of operations in a given period.

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $900 million in excess of the accrued liability (if any) related to those matters.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Mortgage-Securitization Trusts Proceedings
The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. These actions include a lawsuit brought in New York State court on June 18, 2014, and later re-filed in federal court, by a group of institutional investors who purport to sue on behalf of 233 MBS trusts.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC (“Pershing”) became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank (“SIB”), also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the SEC charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed 15 lawsuits against Pershing that are pending in Texas, including two putative class actions. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. On July 12, 2018, a federal district court dismissed six of the individual lawsuits and those cases are on appeal. A series of FINRA arbitration proceedings also have been initiated by alleged purchasers asserting similar claims.

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Mellon Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correiros (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP has appealed that decision. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Mellon Alocação de Patrimônio Ltda., an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service (“MPF”) filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice, and the MPF has appealed that decision. On Oct. 31, 2018, Postalis filed an application in federal court in the Southern District of New York seeking an order authorizing it to take discovery from The Bank of New York Mellon Corporation and its U.S. subsidiaries, purportedly for use in the Brazilian

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

proceedings. On Dec. 20, 2018, the court denied Postalis’s application in its entirety.

Depositary Receipt Litigation
Between late December 2015 and February 2016, four putative class action lawsuits were filed against BNY Mellon asserting claims relating to BNY Mellon’s foreign exchange pricing when converting dividends and other distributions from non-U.S. companies in its role as depositary bank to Depositary Receipt issuers. The claims are for breach of contract and violations of ERISA. The lawsuits have been consolidated into two suits that are pending in federal court in the Southern District of New York. The parties in the lawsuits have entered into settlement agreements to resolve the suits, which are subject to court approval.

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

Depositary Receipt Pre-Release Inquiry
In March 2014, the Staff of the U.S. Securities and Exchange Commission’s Enforcement Division (the “Staff”) commenced an investigation into certain issuers of American Depositary Receipts (“ADRs”), including BNY Mellon, for the period of 2011 to 2015. The Staff issued several requests to BNY Mellon for information relating to the pre-release of ADRs. BNY Mellon fully cooperated with the investigation. On Dec. 17, 2018, the SEC announced that BNY Mellon had settled an administrative proceeding to resolve the investigation of BNY Mellon’s pre-release activity, in which BNY Mellon did not admit or deny the SEC’s findings.

Note 22–Derivative instruments

We use derivatives to manage exposure to market risk, including interest rate risk, equity price risk and foreign currency risk, as well as credit risk. Our trading activities are focused on acting as a market-

maker for our customers and facilitating customer trades in compliance with the Volcker Rule.

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2018 or 2017.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. We enter into fair value hedges as an interest rate risk management strategy to reduce fair value variability by converting certain fixed rate interest payments associated with available-for-sale securities and long-term debt to LIBOR.

The available-for-sale securities hedged consist of U.S. Treasury bonds, agency and non-agency commercial MBS, sovereign debt, corporate bonds and covered bonds that had original maturities of 30 years or less at initial purchase. At Dec. 31, 2018, $19.2 billion face amount of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $19.3 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. We issue both callable and non-callable debt. The debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2018, $16.6 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $16.6 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into

188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

U.S. dollars. We use forward foreign exchange contracts with maturities of 15 months or less as cash flow hedges to hedge our foreign exchange exposure to Indian rupee, British pound, Hong Kong dollar, Singapore dollar and Polish zloty revenue and expense transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2018, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $234 million (notional), with a pre-tax loss of $1 million recorded in accumulated OCI. This loss will be reclassified to earnings over the next 12 months.

We also utilize forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. Forward points are designated as an excluded component, and amortized into earnings over the hedge period. The unamortized derivative value associated with the excluded component is recognized in accumulated OCI. At Dec. 31, 2018, $147 million face amount of available-for-sale securities were hedged with foreign currency forward contracts that had a notional value of $147 million.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. Changes in the value of the forward foreign exchange contracts offset the changes in value of the foreign investments due to changes in foreign exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2018, forward foreign exchange contracts with notional amounts totaling $5.9 billion were designated as net investment hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon in various currencies, and, at Dec. 31, 2018, had a combined U.S. dollar equivalent value of $175 million.

The following table presents the gains (losses) related to our hedging derivative portfolio recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges		Year ended Dec. 31,
(in millions)	Location of gains (losses)	2018	2017	2016
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest income	$284	$82	$49
Hedged item	Interest income	(273)	(97)	(50)
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	(328)	(197)	(323)
Hedged item	Interest expense	330	190	320
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Other revenue	(2)	—	—
Hedged item	Other revenue	2	—	—
Cash flow hedges of forecasted FX exposures
Gain (loss) reclassified from OCI into income	Trading revenue	—	2	(16)
Gain reclassified from OCI into income	Other revenue	2	8	—
(Loss) reclassified from OCI into income	Net interest revenue	—	—	(18)
(Loss) gain reclassified from OCI into income	Staff expense	(4)	10	(11)
Gains (losses) recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$11	$(2)	$(49)

(a)	Includes $1 million associated with the amortization of the excluded component. At Dec. 31, 2018, the remaining accumulated OCI balance associated with the excluded component was de minimis.

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

The following table presents the impact of hedging derivatives used in net investment hedging relationships in the consolidated income statement.

Impact of derivative instruments used in net investment hedging relationships in the income statement
(in millions)	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,				Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
Derivatives in net investment hedging relationships				Location of gain or (loss) reclassified from accumulated OCI into income
	2018	2017	2016		2018	2017	2016
FX contracts	$535	$(625)	$652	Net interest revenue	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships at Dec. 31, 2018	Carrying amount of hedged asset or liability	Hedge accounting basis adjustment (decrease)
(in millions)
Available-for-sale securities (a)	$19,201	$(125)
Long-term debt	16,147	(453)	(b)

(a)
Excludes hedged items where only foreign currency risk is the designated hedged risk, as the basis adjustments related to foreign currency hedges will not reverse through the consolidated income statement in future periods. The carrying amount excluded for available-for-sale securities was $148 million at Dec. 31, 2018.

(b)	Includes $284 million of basis adjustment on long-term debt associated with terminated hedges.

The following table summarizes the notional amount and credit exposure of our total derivative portfolio at Dec. 31, 2018 and Dec. 31, 2017.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31,		Dec. 31,		Dec. 31,
(in millions)	2018	2017	2018	2017	2018	2017
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$35,890	$36,315	$23	$278	$74	$534
Foreign exchange contracts	6,330	8,923	266	45	14	266
Total derivatives designated as hedging instruments			$289	$323	$88	$800
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$248,534	$267,485	$3,590	$6,439	$3,116	$6,353
Foreign exchange contracts	831,730	767,999	4,807	5,104	5,215	5,067
Equity contracts	927	1,698	68	70	118	149
Credit contracts	150	180	—	—	1	4
Total derivatives not designated as hedging instruments			$8,465	$11,613	$8,450	$11,573
Total derivatives fair value (d)			$8,754	$11,936	$8,538	$12,373
Effect of master netting agreements (e)			(5,939)	(8,845)	(6,170)	(8,797)
Fair value after effect of master netting agreements			$2,815	$3,091	$2,368	$3,576

(a)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the consolidated balance sheet.

(b)
Pursuant to a rule change at a clearing organization in 2018, cash collateral exchanged is deemed a settlement of the derivative each day. The impact of the change reduced the gross fair value of derivative assets and liabilities and a corresponding decrease in effect of master netting agreements, with no impact to the consolidated balance sheet.

(c)
The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the consolidated balance sheet.

(d)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815, Derivatives and Hedging.

(e)
Effect of master netting agreements includes cash collateral received and paid of $809 million and $1,040 million, respectively, at Dec. 31, 2018, and $925 million and $877 million, respectively, at Dec. 31, 2017.

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Trading activities (including trading derivatives)

Our trading activities are focused on acting as a market-maker for our customers, facilitating customer trades and risk mitigating economic hedging in compliance with the Volcker Rule. The change in the fair value of the derivatives utilized in our trading activities is recorded in foreign exchange and other trading revenue on the consolidated income statement.

The following table presents our foreign exchange and other trading revenue.

Foreign exchange and other trading revenue	Year ended Dec. 31,
(in millions)	2018	2017	2016
Foreign exchange	$663	$638	$687
Other trading revenue	69	30	14
Total foreign exchange and other trading revenue	$732	$668	$701

Foreign exchange revenue includes income from purchasing and selling foreign currencies and currency forwards, futures and options. Other trading revenue reflects results from trading in cash instruments including fixed income and equity securities and non-foreign exchange derivatives.

We also use derivative financial instruments as risk mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and was a loss of $20 million in 2018, a gain of $26 million in 2017 and a gain of $14 million in 2016.

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

VaR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences. As a result, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management’s assessment of market conditions. Additional stress scenarios based upon historical market events are also performed. Stress tests may incorporate the impact of reduced market liquidity and the breakdown of historically observed correlations and extreme scenarios. VaR and other statistical measures, stress testing and sensitivity analysis are incorporated in other risk management materials.

Counterparty credit risk and collateral

We assess credit risk of our counterparties through regular examination of their financial statements, confidential communication with the management of those counterparties and regular monitoring of publicly available credit rating information. This and other information is used to develop proprietary credit rating metrics used to assess credit quality.

Collateral requirements are determined after a comprehensive review of the credit quality of each counterparty. Collateral is generally held or pledged in the form of cash and/or highly liquid government securities. Collateral requirements are monitored and adjusted daily.

Additional disclosures concerning derivative financial instruments are provided in Note 19.

Disclosure of contingent features in OTC derivative instruments

Certain OTC derivative contracts and/or collateral agreements contain credit-risk contingent features triggered upon a rating downgrade in which the counterparty has the right to request additional collateral or the right to terminate the contracts in a net liability position.

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

The following table shows the aggregate fair value of OTC derivative contracts in net liability positions that contained credit-risk contingent features and the value of collateral that has been posted.

	Dec. 31,
(in millions)	2018	2017
Aggregate fair value of OTC derivatives in net liability positions (a)	$2,877	$2,393
Collateral posted	$2,801	$2,115

(a)	Before consideration of cash collateral.

The aggregate fair value of OTC derivative contracts containing credit-risk contingent features can fluctuate from quarter to quarter due to changes in market conditions, composition of counterparty trades, new business or changes to the contingent features.

The Bank of New York Mellon, our largest banking subsidiary, enters into the substantial majority of our OTC derivative contracts and/or collateral agreements. As such, the contingent features may be triggered if The Bank of New York Mellon’s long-term issuer rating was downgraded.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions for three key ratings triggers.

Potential close-out exposures (fair value) (a)
(in millions)	Dec. 31, 2018	Dec. 31, 2017
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$15	$92
Baa2/BBB	$116	$748
Ba1/BB+	$1,041	$2,007

(a)	The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.

(b)	Represents rating by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2018 and Dec. 31, 2017, existing collateral arrangements would have required us to post additional collateral of $100 million and $102 million, respectively.

Offsetting assets and liabilities

The following tables present derivative instruments and financial instruments that are either subject to an enforceable netting agreement or offset by collateral arrangements. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2018
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$2,654	$2,202		$452	$133	$—	$319
Foreign exchange contracts	4,409	3,724		685	70	—	615
Equity and other contracts	38	13		25	—	—	25
Total derivatives subject to netting arrangements	7,101	5,939		1,162	203	—	959
Total derivatives not subject to netting arrangements	1,653	—		1,653	—	—	1,653
Total derivatives	8,754	5,939		2,815	203	—	2,612
Reverse repurchase agreements	112,245	76,040	(b)	36,205	36,205	—	—
Securities borrowing	10,588	—		10,588	10,286	—	302
Total	$131,587	$81,979		$49,608	$46,694	$—	$2,914

(a)	Includes the effect of netting agreements and net cash collateral received. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

(b)
Offsetting of reverse repurchase agreements relates to our involvement in the FICC, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

192 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative assets and financial assets at Dec. 31, 2017
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$5,915	$5,075		$840	$178	$—	$662
Foreign exchange contracts	4,666	3,720		946	116	—	830
Equity and other contracts	67	50		17	—	—	17
Total derivatives subject to netting arrangements	10,648	8,845		1,803	294	—	1,509
Total derivatives not subject to netting arrangements	1,288	—		1,288	—	—	1,288
Total derivatives	11,936	8,845		3,091	294	—	2,797
Reverse repurchase agreements	42,784	25,848	(b)	16,936	16,923	—	13
Securities borrowing	11,199	—		11,199	10,858	—	341
Total	$65,919	$34,693		$31,226	$28,075	$—	$3,151

(a)	Includes the effect of netting agreements and net cash collateral received. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

(b)
Offsetting of reverse repurchase agreements relates to our involvement in the FICC, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2018				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$3,144	$2,508		$636	$547	$—	$89
Foreign exchange contracts	4,747	3,626		1,121	187	—	934
Equity and other contracts	75	36		39	37	—	2
Total derivatives subject to netting arrangements	7,966	6,170		1,796	771	—	1,025
Total derivatives not subject to netting arrangements	572	—		572	—	—	572
Total derivatives	8,538	6,170		2,368	771	—	1,597
Repurchase agreements	84,665	76,040	(b)	8,625	8,625	—	—
Securities lending	997	—		997	937	—	60
Total	$94,200	$82,210		$11,990	$10,333	$—	$1,657

(a)	Includes the effect of netting agreements and net cash collateral paid. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

(b)	Offsetting of repurchase agreements relates to our involvement in the FICC, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2017				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$6,810	$5,495		$1,315	$1,222	$—	$93
Foreign exchange contracts	4,765	3,221		1,544	177	—	1,367
Equity and other contracts	143	81		62	58	—	4
Total derivatives subject to netting arrangements	11,718	8,797		2,921	1,457	—	1,464
Total derivatives not subject to netting arrangements	655	—		655	—	—	655
Total derivatives	12,373	8,797		3,576	1,457	—	2,119
Repurchase agreements	33,908	25,848	(b)	8,060	8,059	—	1
Securities lending	2,186	—		2,186	2,091	—	95
Total	$48,467	$34,645		$13,822	$11,607	$—	$2,215

(a)	Includes the effect of netting agreements and net cash collateral paid. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

(b)	Offsetting of repurchase agreements relates to our involvement in the FICC, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2018				Dec. 31, 2017
	Remaining contractual maturity			Total	Remaining contractual maturity			Total
(in millions)	Overnight and continuous	Up to 30 days	30 days or more		Overnight and continuous	Up to 30 days	30 days or more
Repurchase agreements:
U.S. Treasury	$76,822	$—	$—	$76,822	$26,883	$11	$—	$26,894
U.S. government agencies	759	—	—	759	570	180	—	750
Agency RMBS	3,184	—	4	3,188	2,574	109	—	2,683
Corporate bonds	416	—	1,413	1,829	373	—	1,052	1,425
Other debt securities	271	—	1,106	1,377	253	—	731	984
Equity securities	163	—	527	690	655	—	517	1,172
Total	$81,615	$—	$3,050	$84,665	$31,308	$300	$2,300	$33,908
Securities lending:
U.S. government agencies	$7	$—	$—	$7	$72	$—	$—	$72
Other debt securities	294	—	—	294	316	—	—	316
Equity securities	696	—	—	696	1,798	—	—	1,798
Total	$997	$—	$—	$997	$2,186	$—	$—	$2,186
Total borrowings	$82,612	$—	$3,050	$85,662	$33,494	$300	$2,300	$36,094

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

194 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 23–Lines of business

We have an internal information system that produces performance data along product and service lines for our two principal businesses and the Other segment. The primary products and services and types of revenue for our principal businesses and a description of the Other segment are presented below.

Investment Services business

Line of business	Primary products and services	Primary types of revenue
Asset Servicing
Custody, accounting, ETF services, middle-office solutions, transfer agency, services for private equity and real estate funds, foreign exchange, securities lending, liquidity/lending services, prime brokerage and data analytics
- Asset servicing fees (includes securities lending revenue) - Foreign exchange revenue - Net interest revenue - Financing-related fees

Pershing	Clearing and custody, investment, wealth and retirement solutions, technology and enterprise data management, trading services and prime brokerage	- Clearing services fees - Net interest revenue

Issuer Services	Corporate Trust (trustee, administration and agency services and reporting and transparency) and Depositary Receipts (issuer services and support for brokers and investors)	- Issuer services fees - Net interest revenue - Foreign exchange revenue

Treasury Services	Integrated cash management solutions including payments, foreign exchange, liquidity management, receivables processing and payables management and trade finance and processing	- Treasury services fees - Net interest revenue

Clearance and Collateral Management	U.S. government clearing, global collateral management and tri-party repo	- Asset servicing fees - Net interest revenue

Investment Management business

Line of business	Primary products and services	Primary types of revenue
Asset Management	Diversified investment management strategies and distribution of investment products	- Investment management fees - Performance fees - Distribution and servicing fees

Wealth Management	Investment management, custody, wealth and estate planning and private banking services	- Investment management fees - Net interest revenue

Other segment	Description	Primary types of revenue

Includes leasing portfolio, corporate treasury activities, including our securities portfolio, derivatives and other trading activity, corporate and bank-owned life insurance, renewable energy investments and business exits
- Net interest revenue - Investment and other income - Net gain (loss) on securities - Other trading revenue

BNY Mellon 195

Notes to Consolidated Financial Statements (continued)

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business results are subject to reclassification when organizational changes are made. There were no significant organizational changes in 2018. The results are also subject to refinements in revenue and expense allocation methodologies, which are typically reflected on a prospective basis.

The accounting policies of the businesses are the same as those described in Note 1.

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

•
Management of the securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the valuation of the securities portfolio are included in the Other segment.

•
Client deposits serve as the primary funding source for our securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits. Accordingly, accretion related to the portion of the securities portfolio restructured in 2009 has been included in the results of the businesses.

•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.

•	Goodwill and intangible assets are reflected within individual businesses.

Total revenue includes approximately $2.6 billion in 2018, $2.4 billion in 2017 and $2.2 billion in 2016 of international operations domiciled in the UK which comprised 16%, 15% and 14% of total revenue, respectively.

196 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules present the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2018	Investment Services	Investment Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,926	$3,781	(a)	$85	$12,792	(a)
Net interest revenue (expense)	3,372	303		(64)	3,611
Total revenue	12,298	4,084	(a)	21	16,403	(a)
Provision for credit losses	1	3		(15)	(11)
Noninterest expense	8,058	2,818		334	11,210	(b)
Income (loss) before taxes	$4,239	$1,263	(a)	$(298)	$5,204	(a)(b)
Pre-tax operating margin (c)	34%	31%		N/M	32%
Average assets	$262,747	$31,446		$49,581	$343,774

(a)
Both total fee and other revenue and total revenue include a net loss from consolidated investment management funds of $1 million, representing $13 million of losses and a loss attributable to noncontrolling interests of $12 million. Income before taxes is net of a loss attributable to noncontrolling interests of $12 million.

(b)	Noninterest expense includes a loss attributable to noncontrolling interests of $1 million related to other consolidated subsidiaries.

(c)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2017	Investment Services	Investment Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,527	$3,668	(a)	$7	$12,202	(a)
Net interest revenue (expense)	3,058	329		(79)	3,308
Total revenue (loss)	11,585	3,997	(a)	(72)	15,510	(a)
Provision for credit losses	(7)	2		(19)	(24)
Noninterest expense	7,747	2,854		347	10,948	(b)
Income (loss) before taxes	$3,845	$1,141	(a)	$(400)	$4,586	(a)(b)
Pre-tax operating margin (c)	33%	29%		N/M	30%
Average assets	$254,646	$31,450		$57,752	$343,848

(a)
Both total fee and other revenue and total revenue include net income from consolidated investment management funds of $37 million, representing $70 million of income and noncontrolling interests of $33 million. Income before taxes is net of noncontrolling interests of $33 million.

(b)	Noninterest expense includes a loss attributable to noncontrolling interest of $9 million related to other consolidated subsidiaries.

(c)	Income before taxes divided by total revenue.

For the year ended Dec. 31, 2016	Investment Services	Investment Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,299	$3,424	(a)	$366	$12,089	(a)
Net interest revenue	2,797	327		14	3,138
Total revenue	11,096	3,751	(a)	380	15,227	(a)
Provision for credit losses	8	6		(25)	(11)
Noninterest expense	7,342	2,778		394	10,514	(b)
Income before taxes	$3,746	$967	(a)	$11	$4,724	(a)(b)
Pre-tax operating margin (c)	34%	26%		N/M	31%
Average assets	$273,808	$30,169		$54,500	$358,477

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

BNY Mellon 197

Notes to Consolidated Financial Statements (continued)

Note 24–International operations

International activity includes Investment Services and Investment Management fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the United States and/or the international activity is resident at an international entity. Due to the nature of our international and domestic activities, it is not possible to precisely distinguish our international operations between internationally and domestically domiciled customers. As a result, it is necessary to make certain subjective assumptions such as:

•	Income from international operations is determined after internal allocations for interest revenue, taxes, expenses and provision for credit losses.

•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		EMEA		APAC	Other			Total
2018
	Total assets at period end (a)	$74,982	(b)	$23,199	$1,483	$99,664	$263,209	$362,873
	Total revenue	4,252	(b)	1,103	684	6,039	10,353	16,392
	Income before income taxes	1,694		564	455	2,713	2,479	5,192
	Net income	1,345		448	361	2,154	2,100	4,254
2017
	Total assets at period end (a)	$88,490	(b)	$20,676	$1,737	$110,903	$260,855	$371,758
	Total revenue	3,982	(b)	997	610	5,589	9,954	15,543
	Income before income taxes	1,497		538	296	2,331	2,279	4,610
	Net income	1,186		426	234	1,846	2,268	4,114
2016
	Total assets at period end (a)	$73,303	(b)	$18,074	$1,350	$92,727	$240,742	$333,469
	Total revenue	3,744	(b)	922	549	5,215	10,022	15,237
	Income before income taxes	1,263		485	286	2,034	2,691	4,725
	Net income	1,013		389	229	1,631	1,917	3,548

(a)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the United States.

(b)
Includes assets of approximately $30.6 billion, $32.9 billion and $29.6 billion and revenue of approximately $2.6 billion, $2.4 billion and $2.2 billion in 2018, 2017 and 2016, respectively, of international operations domiciled in the UK, which is 8%, 9% and 9% of total assets and 16%, 15% and 14% of total revenue, respectively,

Note 25–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2018	2017	2016
Transfers from loans to other assets for other real estate owned	$2	$3	$4
Change in assets of consolidated VIEs	268	500	170
Change in liabilities of consolidated VIEs	—	313	69
Change in nonredeemable noncontrolling interests of consolidated investment management funds	215	302	120
Securities purchased not settled	227	112	75
Securities sold not settled	187	587	—
Securities matured not settled	—	70	—
Available-for-sale securities transferred to trading assets	963	—	—
Held-to-maturity securities transferred to available-for-sale	1,087	74	10
Premises and equipment/capitalized software funded by capital lease obligations	26	347	13

198 BNY Mellon

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY Mellon’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2019 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

Basis for Opinion
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

New York, New York
February 27, 2019

BNY Mellon 199

Directors, Executive Committee and Other Executive Officers

Effective February 27, 2019

Directors

Steven D. Black	Jeffrey A. Goldstein	Mark A. Nordenberg
Co-Chief Executive Officer	Chairman	Chancellor Emeritus,
Bregal Investments	SpringHarbor Holding Company LLC and a	Chair of the Institute of Politics and
Private equity firm	Senior Advisor, Hellman & Friedman LLC	Distinguished Service Professor of Law
	Private equity firm	University of Pittsburgh
Linda Z. Cook		Major public research university
Partner, Managing Director and Member of the	John M. Hinshaw
Executive Committee of EIG Global Energy	Former Executive Vice President and	Elizabeth E. Robinson
Partners, an investment firm, and Chief	Chief Customer Officer at	Former Global Treasurer, Partner and
Executive Officer of Harbour Energy, Ltd.,	Hewlett Packard Enterprise Company	Managing Director of
an energy investment vehicle	Global provider of IT, technology and enterprise	The Goldman Sachs Group, Inc.
	products and solutions	Global financial services company
Joseph J. Echevarria
Retired Chief Executive Officer	Edmund F. (Ted) Kelly	Charles W. Scharf
Deloitte LLP	Retired Chairman	Chairman and Chief Executive Officer
Global provider of audit, consulting, financial	Liberty Mutual Group	The Bank of New York Mellon Corporation
advisory, risk management, tax and related	Multi-line insurance company
services		Samuel C. Scott III
	Jennifer B. Morgan	Retired Chairman, President and
Edward P. Garden	Executive Board Member of SAP and	Chief Executive Officer
Chief Investment Officer and a founding partner,	President of SAP Americas and Asia Pacific Japan,	Ingredion Incorporated (formerly Corn
Trian Fund Management, L.P.	Global Customer Operations	Products International, Inc.)
Alternative investment management firm	Global software company	Global ingredient solutions provider

Executive Committee and Other Executive Officers

Paul Camp	Hani A. Kablawi *	Roman Regelman *
Chief Executive Officer, Treasury Services	Chief Executive Officer, Global Asset Servicing	Head of Digital
and Chairman, Europe, Middle East and Africa
J. David Cruikshank		Brian Ruane
Chairman, Asia Pacific	Catherine Keating	Chief Executive Officer, BNY Mellon
	Chief Executive Officer, BNY Mellon Wealth	Government Securities Services Corp.
Lisa Dolly	Management
Chief Executive Officer, Pershing LLC		Michael P. Santomassimo *
	Kurtis R. Kurimsky *	Chief Financial Officer
Bridget E. Engle *	Corporate Controller
Chief Information Officer		Charles W. Scharf *
	Francis (Frank) La Salla *	Chairman and Chief Executive Officer
Thomas P. (Todd) Gibbons *	Chief Executive Officer, Issuer Services
Chief Executive Officer, Clearing, Markets		Akash A. Shah *
and Client Management	J. Kevin McCarthy *	Head of Strategy
General Counsel
Mitchell E. Harris *		James S. Wiener *
Chief Executive Officer, Investment Management	Michelle M. Neal	Chief Risk Officer
Chief Executive Officer, BNY Mellon Markets
Monique R. Herena *
Chief Human Resources Officer	Lester J. Owens *
Head of Operations

*	Designated as an Executive Officer.

200 BNY Mellon

Performance Graph

Cumulative shareholder returns (a)	Dec. 31,
(in dollars)	2013	2014	2015	2016	2017	2018
The Bank of New York Mellon Corporation	$100.0	$118.3	$122.2	$143.0	$165.4	$147.5
S&P 500 Financials Index	100.0	115.2	113.4	139.3	170.2	148.0
S&P 500 Index	100.0	113.7	115.3	129.1	157.2	150.3
Peer Group	100.0	115.5	115.3	139.3	168.8	141.0

(a)	Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2013 to Dec. 31, 2018. Our peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index, the S&P 500 Index as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2013 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group
BlackRock, Inc. The Charles Schwab Corporation Franklin Resources, Inc. JPMorgan Chase & Co.	Morgan Stanley Northern Trust Corporation The PNC Financial Services Group, Inc. Prudential Financial, Inc.	State Street Corporation U.S. Bancorp Wells Fargo & Company

BNY Mellon 201