Form 10-K, Exhibit 13
period 2019-12-31
Bank of New York Mellon Corp
filed 2020-02-27
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2019 Annual Report
Table of Contents

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2019	2018	2017	2016	2015
Selected income statement information:
Fee and other revenue	$13,218	$12,794	$12,165	$12,073	$12,082
Income (loss) from consolidated investment management funds	56	(13)	70	26	86
Net interest revenue	3,188	3,611	3,308	3,138	3,026
Total revenue	16,462	16,392	15,543	15,237	15,194
Provision for credit losses	(25)	(11)	(24)	(11)	160
Noninterest expense	10,900	11,211	10,957	10,523	10,799
Income before income taxes	5,587	5,192	4,610	4,725	4,235
Provision for income taxes	1,120	938	496	1,177	1,013
Net income	4,467	4,254	4,114	3,548	3,222
Net (income) loss attributable to noncontrolling interests (a)	(26)	12	(24)	(1)	(64)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	4,441	4,266	4,090	3,547	3,158
Preferred stock dividends	(169)	(169)	(175)	(122)	(105)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,272	$4,097	$3,915	$3,425	$3,053
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$4.53	$4.06	$3.74	$3.16	$2.73
Diluted	$4.51	$4.04	$3.72	$3.15	$2.71
Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation (in thousands):
Basic	939,623	1,002,922	1,034,281	1,066,286	1,104,719
Diluted	943,109	1,007,141	1,040,290	1,072,013	1,112,511
Selected balance sheet information (at period-end):
Interest-earning assets	$323,893	$308,749	$316,261	$280,332	$338,955
Total assets	381,508	362,873	371,758	333,469	393,780
Deposits	259,466	238,778	244,322	221,490	279,610
Long-term debt	27,501	29,163	27,979	24,463	21,547
Preferred stock	3,542	3,542	3,542	3,542	2,552
Total The Bank of New York Mellon Corporation common shareholders’ equity	37,941	37,096	37,709	35,269	35,485
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (b)	$37.1	$33.1	$33.3	$29.9	$28.9
Assets under management (“AUM”) (in billions) (c)	1,910	1,722	1,893	1,648	1,625
Market value of securities on loan (in billions) (d)	378	373	408	296	277
Selected ratios:
Return on common equity	11.4%	10.8%	10.8%	9.6%	8.6%
Return on tangible common equity – Non-GAAP (e)	23.2	22.5	23.9	21.2	19.7
Return on average assets	1.23	1.19	1.14	0.96	0.82
Pre-tax operating margin	34	32	30	31	28
Fee revenue as a percentage of total revenue	80	78	78	79	79
Non-U.S. revenue as a percentage of total revenue	35	37	36	34	36
Net interest margin	1.10	1.25	1.14	1.03	0.96

(a)	Primarily attributable to noncontrolling interests related to consolidated investment management funds.

(b)
Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.5 trillion at Dec. 31, 2019, $1.2 trillion at Dec. 31, 2018, $1.3 trillion at Dec. 31, 2017, $1.2 trillion at Dec. 31, 2016 and $1.0 trillion at Dec. 31, 2015.

(c)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

(d)
Represents the total amount of securities on loan in our agency securities lending program managed by the Investment Services business. Excludes securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $60 billion at Dec. 31, 2019, $58 billion at Dec. 31, 2018, $71 billion at Dec. 31, 2017, $63 billion at Dec. 31, 2016 and $55 billion at Dec. 31, 2015.

(e)
Return on tangible common equity, a Non-GAAP measure, excludes goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 101 for the reconciliation of the Non-GAAP measure.

2 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Financial Summary (continued)

(dollars in millions, except per share amounts and unless otherwise noted)	2019	2018	2017	2016	2015
Cash dividends per common share	$1.18	$1.04	$0.86	$0.72	$0.68
Common dividend payout ratio	26%	26%	23%	23%	25%
Common dividend yield	2.3%	2.2%	1.6%	1.5%	1.6%
Closing stock price per common share	$50.33	$47.07	$53.86	$47.38	$41.22
Market capitalization (in billions)	$45.3	$45.2	$54.6	$49.6	$44.7
Book value per common share	$42.12	$38.63	$37.21	$33.67	$32.69
Tangible book value per common share – Non-GAAP (a)	$21.33	$19.04	$18.24	$16.19	$15.27
Full-time employees at year-end	48,400	51,300	52,500	52,000	51,200
Common shares outstanding at year-end (in thousands)	900,683	960,426	1,013,442	1,047,488	1,085,343
Average total equity to average total assets	11.9%	12.1%	11.7%	10.7%	10.2%
Capital ratios (at year-end):
Regulatory capital ratios - fully phased-in basis: (b)
Advanced:
Common Equity Tier 1 (“CET1”) ratio	11.5%	10.7%	10.3%	9.7%	9.5%
Tier 1 capital ratio	13.7	12.8	12.3	11.8	11.0
Total capital ratio	14.4	13.6	13.0	12.1	11.1
Standardized:
CET1 ratio	12.5	11.7	11.5	11.3	10.2
Tier 1 capital ratio	14.8	14.1	13.7	13.6	11.8
Total capital ratio	15.8	15.1	14.7	14.2	12.0
Tier 1 leverage ratio	6.6	6.6	6.4	N/A	N/A
Supplementary leverage ratio (“SLR”)	6.1	6.0	5.9	5.6	4.9

BNY Mellon shareholders’ equity to total assets ratio	10.9%	11.2%	11.1%	11.6%	9.7%
BNY Mellon common shareholders’ equity to total assets ratio	9.9	10.2	10.1	10.6	9.0

(a)
Tangible book value per common share – Non-GAAP excludes goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 101 for the reconciliation of the Non-GAAP measure.

(b)
For our CET1, Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. Beginning Jan. 1, 2018, consolidated regulatory ratios were fully phased-in. The regulatory ratios for all prior periods are presented on an estimated fully phased-in basis. For additional information on our regulatory capital ratios, see “Capital” beginning on page 41.

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

BNY Mellon’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the headings “Forward-looking Statements” and “Risk Factors.”

Certain business terms and acronyms used in this Annual Report are defined in the Glossary and Acronyms sections.

The following should be read in conjunction with the Consolidated Financial Statements included in this report. Investors should also read the section titled “Forward-looking Statements.”

This Annual Report generally discusses 2019 and 2018 items and comparisons between 2019 and 2018. Discussions of 2017 items and comparisons between 2018 and 2017 that are not included in this Annual Report can be found in our 2018 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2018.

Overview

Established in 1784 by Alexander Hamilton, we were the first company listed on the New York Stock Exchange (NYSE: BK). With a 235-year history, BNY Mellon is a global company that manages and services assets for financial institutions, corporations and individual investors in 35 countries.

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

Key 2019 events

Todd Gibbons named interim Chief Executive Officer; Joseph Echevarria named Non-Executive Chairman

In September 2019, Todd Gibbons was appointed interim Chief Executive Officer and a member of the Board of Directors of the Company. During Todd’s career at BNY Mellon, he has held leadership roles across risk, finance, client management and many of our businesses. Most recently, Todd served as Vice Chairman and CEO of Clearing, Markets and Client Management. Todd also served for nine years as BNY Mellon’s Chief Financial Officer.

Joseph Echevarria, a member of BNY Mellon’s Board of Directors since February 2015 and Lead Independent Director, was appointed Non-Executive Chairman of the Board.

4 BNY Mellon

Results of Operations (continued)

Sold interest in Promontory Interfinancial Network, LLC

In November 2019, MCDI (Holdings) LLC, a wholly owned subsidiary of BNY Mellon, along with the other holders of Promontory Interfinancial Network, LLC (“PIN”), sold their interests in PIN. BNY Mellon recorded an after-tax gain of $622 million.

Summary of financial highlights

We reported net income applicable to common shareholders of BNY Mellon of $4.3 billion, or $4.51 per diluted common share, in 2019, including a net benefit of $467 million, or $0.49 per diluted common share, primarily reflecting the gain on the sale of an equity investment and a net reduction of reserves for a tax-related exposure of certain investment management funds, partially offset by severance, a lease-related impairment, net securities losses and litigation expense. In 2018, net income applicable to common shareholders of BNY Mellon was $4.1 billion, or $4.04 per diluted common share, including a net charge of $168 million, or $(0.17) per diluted common share, related to severance, expenses associated with consolidating real estate and litigation expense, partially offset by adjustments to provisional estimates for U.S. tax legislation.

Highlights of 2019 results

•
AUC/A totaled $37.1 trillion at Dec. 31, 2019 compared with $33.1 trillion at Dec. 31, 2018. The 12% increase primarily reflects higher market values and client inflows. (See “Investment Services business” beginning on page 13.)

•
AUM totaled $1.9 trillion at Dec. 31, 2019 compared with $1.7 trillion at Dec. 31, 2018. The 11% increase primarily reflects higher market values and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by net outflows. (See “Investment Management business” beginning on page 15.)

•
Investment services fees totaled $7.9 billion in 2019, a slight increase compared with 2018, primarily reflecting growth in clearance and collateral management and the impact of higher equity markets, partially offset by the unfavorable impact of a stronger U.S. dollar and lower securities lending revenue. (See “Investment Services business” beginning on page 13.)

•
Investment management and performance fees totaled $3.4 billion in 2019, compared with $3.6 billion in 2018, a decrease of 7%. The decrease primarily reflects the impact of cumulative AUM outflows, lower performance fees and the unfavorable impact of a stronger U.S. dollar (principally versus the British pound), partially offset by higher market values. On a constant currency basis (Non-GAAP), investment management and performance fees decreased 6% compared with 2018. (See “Investment Management business” beginning on page 15.)

•
Foreign exchange and other trading revenue totaled $654 million in 2019, compared with $732 million in 2018. Foreign exchange revenue totaled $577 million in 2019, a decrease of 13%, compared with $663 million in 2018, primarily reflecting lower volatility, partially offset by foreign currency hedging. (See “Fee and other revenue” beginning on page 6.)

•
Net interest revenue totaled $3.2 billion in 2019, compared with $3.6 billion in 2018, a decrease of 12%. The decrease primarily reflects higher deposit and funding costs, lower noninterest-bearing deposits and loan balances and a lease-related impairment, partially offset by higher yields on interest-earning assets. Net interest margin was 1.10% in 2019, compared with 1.25% in 2018. (See “Net interest revenue” beginning on page 8.)

•	The provision for credit losses was a credit of $25 million in 2019 and a credit of $11 million in 2018. (See “Asset quality and allowance for credit losses” beginning on page 33.)

•
Noninterest expense totaled $10.9 billion in 2019 compared with $11.2 billion in 2018. The 3% decrease primarily reflects the favorable impact of a stronger U.S. dollar, lower litigation and staff expenses, a reduction of previously established reserves for a tax-related exposure of certain investment management funds and expenses associated with consolidating real estate recorded in 2018, partially offset by continued investments in technology. See “Noninterest expense” beginning on page 11.)

•	The provision for income taxes was $1.1 billion (20.0% effective tax rate) in 2019. (See “Income taxes” on page 11.)

•	The net unrealized pre-tax gain on the securities portfolio, including the impact of related hedges, was $796 million at Dec. 31, 2019, compared

BNY Mellon 5

Results of Operations (continued)

with a net unrealized pre-tax loss of $907 million at Dec. 31, 2018. The increase in net unrealized pre-tax gain was primarily driven by lower market interest rates. (See “Securities” beginning on page 26.)

•
Our CET1 ratio calculated under the Advanced Approaches was 11.5% at Dec. 31, 2019 and 10.7% at Dec. 31, 2018. The increase primarily reflects capital generated through earnings, unrealized gains on securities available-for-sale, lower risk-weighted assets (“RWAs”) and the impact of stock awards and option exercises, partially offset by capital deployed through common stock repurchases and dividend payments. (See “Capital” beginning on page 41.)

•	Our SLR was 6.1% at Dec. 31, 2019 and 6.0%, at Dec. 31, 2018. (See “Capital” beginning on page 41.)

Fee and other revenue

Fee and other revenue				2019	2018
				vs.	vs.
(dollars in millions, unless otherwise noted)	2019	2018	2017	2018	2017
Investment services fees:
Asset servicing fees (a)	$4,563	$4,608	$4,383	(1)%	5%
Clearing services fees (b)(c)	1,648	1,616	1,598	2	1
Issuer services fees	1,130	1,099	977	3	12
Treasury services fees	559	554	557	1	(1)
Total investment services fees (c)	7,900	7,877	7,515	—	5
Investment management and performance fees (c)	3,389	3,647	3,539	(7)	3
Foreign exchange and other trading revenue	654	732	668	(11)	10
Financing-related fees	196	207	216	(5)	(4)
Distribution and servicing	129	139	160	(7)	(13)
Investment and other income	968	240	64	N/M	N/M
Total fee revenue	13,236	12,842	12,162	3	6
Net securities (losses) gains	(18)	(48)	3	N/M	N/M
Total fee and other revenue	$13,218	$12,794	$12,165	3%	5%

Fee revenue as a percentage of total revenue	80%	78%	78%

AUC/A at period end (in trillions) (d)	$37.1	$33.1	$33.3	12%	(1)%
AUM at period end (in billions) (e)	$1,910	$1,722	$1,893	11%	(9)%

(a)
Asset servicing fees include the fees from the Clearance and Collateral Management business and also include securities lending revenue of $179 million in 2019, $220 million in 2018 and $195 million in 2017.

(b)	Clearing services fees are almost entirely earned by our Pershing business.

(c)	In 2019, we reclassified certain platform-related fees to clearing services fees from investment management and performance fees. Prior periods have been reclassified.

(d)
Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon of $1.5 trillion at Dec. 31, 2019, $1.2 trillion at Dec. 31, 2018 and $1.3 trillion at Dec. 31, 2017.

(e)	Excludes securities lending cash management assets and assets managed in the Investment Services business.

Fee and other revenue increased 3% compared with 2018. The increase primarily reflects higher investment and other income driven by the gain on the sale of an equity investment, clearing services fees and issuer services fees, partially offset by lower investment management and performance fees, foreign exchange and other trading revenue and asset servicing fees.

Investment services fees

Investment services fees increased slightly compared with 2018 reflecting the following:

•
Asset servicing fees decreased 1%, primarily reflecting lower client activity, the unfavorable impact of a stronger U.S. dollar and lower security lending revenue, partially offset by growth in clearance volumes and collateral

6 BNY Mellon

Results of Operations (continued)

management and the impact of higher equity markets.

•	Clearing services fees increased 2%, primarily driven by growth in client assets and accounts.

•	Issuer services fees increased 3%, primarily reflecting higher volumes in Corporate Trust, partially offset by lower Depositary Receipts revenue.

•	Treasury services fees increased 1%, primarily reflecting higher payment fees.

See the “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees decreased 7% compared with 2018, primarily reflecting the impact of cumulative AUM outflows, lower performance fees and the unfavorable impact of a stronger U.S. dollar (principally versus the British pound), partially offset by higher market values. On a constant currency basis (Non-GAAP), investment management and performance fees decreased 6% compared to 2018. Performance fees were $83 million in 2019 and $144 million in 2018.

AUM was $1.9 trillion at Dec. 31, 2019, an increase of 11% compared with Dec. 31, 2018, primarily reflecting higher market values and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by net outflows.

See the “Investment Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2019	2018	2017
Foreign exchange	$577	$663	$638
Other trading revenue	77	69	30
Total foreign exchange and other trading revenue	$654	$732	$668

Foreign exchange and other trading revenue decreased 11% compared with 2018.

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, and the impact of foreign currency hedging activities. In 2019, foreign exchange revenue totaled $577 million, a decrease of 13% compared with 2018, primarily reflecting lower volatility, partially offset by foreign currency hedging. Foreign exchange revenue is primarily reported in the Investment Services business and, to a lesser extent, the Investment Management business and the Other segment.

Other trading revenue totaled $77 million in 2019 compared with $69 million in 2018. The increase primarily reflects fixed income and derivative trading, partially offset by the impact of Investment Management hedging activities. Other trading revenue is reported in all three business segments.

Financing-related fees

Financing-related fees, which are primarily reported in the Investment Services business, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees totaled $196 million in 2019 compared with $207 million in 2018, primarily reflecting lower fees on standby letters of credit and commitments.

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

Distribution and servicing fees were $129 million in 2019 compared with $139 million in 2018. The decrease primarily reflects the impact of lower fees from mutual funds driven by AUM outflows.

BNY Mellon 7

Results of Operations (continued)

Investment and other income

The following table provides the components of investment and other income.

Investment and other income
(in millions)	2019	2018	2017
Asset-related gains (losses)	$819	$70	$(1)
Corporate/bank-owned life insurance	138	145	153
Expense reimbursements from joint venture	79	71	64
Seed capital gains (a)	14	3	32
Lease-related gains	—	1	56
Other (loss)	(82)	(50)	(240)
Total investment and other income	$968	$240	$64

(a)	Excludes seed capital gains related to consolidated investment management funds, which are reflected in operations of consolidated investment management funds.

Investment and other income includes gains or losses from asset-related activity, corporate and bank-owned life insurance contracts, expense reimbursements from our CIBC Mellon joint venture, seed capital, lease-related activity and other (loss) income. Asset-related gains (losses) include real estate, loan and other asset dispositions. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Other (loss) income primarily includes foreign currency remeasurement gain (loss), other investments, including renewable energy, and various miscellaneous revenues. Investments in renewable energy generate losses in other income that are more than offset by benefits and credits recorded to the provision for income taxes.

Investment and other income was $968 million in 2019 compared with $240 million in 2018. The increase primarily reflects the gain on the sale of an equity investment. Investment and other income was $64 million in 2017 reflecting the impact of U.S. tax legislation on our renewable energy investments.

Net interest revenue

Net interest revenue				2019		2018
				vs.		vs.
(dollars in millions)	2019	2018	2017	2018		2017
Net interest revenue	$3,188	$3,611	$3,308	(12)%		9%
Add: Tax equivalent adjustment	13	20	47	N/M		N/M
Net interest revenue on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$3,201	$3,631	$3,355	(12)%		8%

Average interest-earning assets	$290,489	$289,916	$290,522	—%		—%

Net interest margin	1.10%	1.25%	1.14%	(15	) bps	11	bps
Net interest margin (FTE) – Non-GAAP (a)	1.10%	1.25%	1.15%	(15	) bps	10	bps

(a)
Net interest revenue (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.

bps - basis points

Net interest revenue decreased 12% and the net interest margin decreased 15 basis points compared with 2018, primarily reflecting higher deposit and funding costs, lower noninterest-bearing deposit balances and a $70 million lease-related impairment recorded in 2019. This was partially offset by the impact of higher interest-earning asset yields and higher interest-bearing deposit balances.

Average interest-earning assets of $290 billion were slightly higher than 2018. The slight increase primarily reflects higher federal funds sold and securities purchased under resale agreements, driven by higher average deposits, which was mostly offset by lower interest-bearing deposits with the Federal Reserve and other central banks and loans.

Average non-U.S. dollar deposits comprised approximately 30% of our average total deposits in 2019 and 2018. Approximately 45% of the average non-U.S. dollar deposits in 2019 and 2018 were euro-denominated.

Net interest revenue in future quarters will depend on the level and mix of client deposits, deposit rates, as well as the level and shape of the yield curve, which may result in lower yields on interest-earning assets.

8 BNY Mellon

Results of Operations (continued)

Average balances and interest rates	2019				2018
(dollars in millions)	Average balance	Interest	Average rate		Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$61,739	$448	0.73%		$68,408	$531	0.78%
Interest-bearing deposits with banks (primarily foreign banks)	14,666	265	1.81		14,740	219	1.48
Federal funds sold and securities purchased under resale agreements (a)	36,705	2,154	5.87		27,883	1,116	4.00
Margin loans	11,370	454	3.99		14,397	510	3.54
Non-margin loans:
Domestic offices	29,165	1,005	3.45	(b)	29,642	1,020	3.44
Foreign offices	10,788	330	3.06		11,771	336	2.85
Total non-margin loans (c)	39,953	1,335	3.34	(b)	41,413	1,356	3.27
Securities:
U.S. government obligations	20,040	431	2.15		23,908	486	2.03
U.S. government agency obligations	66,519	1,671	2.51		63,902	1,518	2.37
State and political subdivisions (d)	1,569	46	2.89		2,565	69	2.69
Other securities:
Domestic offices (d)	10,504	353	3.36		8,186	341	4.17
Foreign offices	21,616	248	1.15		19,848	179	0.90
Total other securities (d)	32,120	601	1.87		28,034	520	1.85
Trading securities (primarily domestic) (d)	5,808	156	2.69		4,666	127	2.74
Total securities (d)	126,056	2,905	2.30		123,075	2,720	2.21
Total interest-earning assets (d)	$290,489	$7,561	2.60%	(b)	$289,916	$6,452	2.23%
Noninterest-earning assets	55,466				53,858
Total assets	$345,955				$343,774
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$78,698	$958	1.22%		$59,226	$537	0.91%
Foreign offices	93,191	636	0.68		95,475	340	0.36
Total interest-bearing deposits	171,889	1,594	0.93		154,701	877	0.57
Federal funds purchased and securities sold under repurchase agreements (a)	12,463	1,437	11.53		15,546	758	4.88
Trading liabilities	1,479	35	2.33		1,310	29	2.21
Other borrowed funds:
Domestic offices	1,655	59	3.54		2,122	55	2.57
Foreign offices	240	—	0.20		423	3	0.73
Total other borrowed funds	1,895	59	3.11		2,545	58	2.26
Commercial paper	2,485	55	2.22		2,607	51	1.97
Payables to customers and broker-dealers	15,595	238	1.53		16,353	191	1.17
Long-term debt	28,110	942	3.35		28,257	857	3.03
Total interest-bearing liabilities	$233,916	$4,360	1.86%		$221,319	$2,821	1.27%
Total noninterest-bearing deposits	51,529				63,814
Other noninterest-bearing liabilities	19,244				16,952
Total liabilities	304,689				302,085
Temporary equity
Redeemable noncontrolling interests	66				187
Permanent equity
Total The Bank of New York Mellon Corporation shareholders’ equity	41,047				41,360
Noncontrolling interests	153				142
Total permanent equity	41,200				41,502
Total liabilities, temporary equity and permanent equity	$345,955				$343,774
Net interest revenue (FTE) – Non-GAAP		$3,201				$3,631
Net interest margin (FTE) – Non-GAAP			1.10%	(b)			1.25%
Less: Tax equivalent adjustment (d)		13				20
Net interest revenue – GAAP		$3,188				$3,611
Net interest margin – GAAP			1.10%	(b)			1.25%
Percentage of assets attributable to foreign offices (e)	31%				31%
Percentage of liabilities attributable to foreign offices (e)	34				34

(a)
Includes the average impact of offsetting under enforceable netting agreements of approximately $56 billion in 2019 and $25 billion in 2018. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 2.33% for 2019 and 2.10% for 2018, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 2.11% for 2019 and 1.86% for 2018. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.

(b)
Includes the impact of the lease-related impairment of $70 million in 2019. On a Non-GAAP basis, excluding the lease-related impairment, the yield on non-margin loans in domestic offices would have been 3.69%, the yield on total non-margin loans would have been 3.52%, the yield on total interest-earning assets would have been 2.63%, the net interest margin would have been 1.12% and the net interest margin (FTE) – Non-GAAP would have been 1.13% for 2019. We believe providing the rates excluding the lease-related impairment is useful to investors as it is more reflective of the actual rates earned.

(c)
Interest income includes fees of $4 million in 2019 and $7 million in 2018. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.

(d)	Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2019 and 2018.

(e)	Includes the Cayman Islands branch office.

BNY Mellon 9

Results of Operations (continued)

Average balances and interest rates (continued)	2017
(dollars in millions)	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$70,213	$319	0.45%
Interest-bearing deposits with banks (primarily foreign banks)	14,879	120	0.80
Federal funds sold and securities purchased under resale agreements (a)	27,192	423	1.55
Margin loans	14,500	343	2.36
Non-margin loans:
Domestic offices	30,524	819	2.68
Foreign offices	12,915	258	2.00
Total non-margin loans (b)	43,439	1,077	2.48
Securities:
U.S. government obligations	25,674	425	1.66
U.S. government agency obligations	60,268	1,195	1.98
State and political subdivisions (c)	3,226	100	3.09
Other securities:
Domestic offices (c)	9,141	215	2.35
Foreign offices	19,541	150	0.77
Total other securities (c)	28,682	365	1.27
Trading securities (primarily domestic) (c)	2,449	62	2.54
Total securities (c)	120,299	2,147	1.79
Total interest-earning assets (c)	$290,522	$4,429	1.52%
Noninterest-earning assets	53,326
Total assets	$343,848
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$46,908	$107	0.23%
Foreign offices	96,215	55	0.06
Total interest-bearing deposits	143,123	162	0.11
Federal funds purchased and securities sold under repurchase agreements (a)	19,653	225	1.14
Trading liabilities	1,243	7	0.57
Other borrowed funds:
Domestic offices	1,113	21	1.86
Foreign offices	803	5	0.67
Total other borrowed funds	1,916	26	1.36
Commercial paper	2,630	29	1.08
Payables to customers and broker-dealers	18,984	64	0.34
Long-term debt	27,424	561	2.05
Total interest-bearing liabilities	$214,973	$1,074	0.50%
Total noninterest-bearing deposits	71,664
Other noninterest-bearing liabilities	16,932
Total liabilities	303,569
Temporary equity
Redeemable noncontrolling interests	180
Permanent equity
Total The Bank of New York Mellon Corporation shareholders’ equity	39,687
Noncontrolling interests	412
Total permanent equity	40,099
Total liabilities, temporary equity and permanent equity	$343,848
Net interest revenue (FTE) – Non-GAAP		$3,355
Net interest margin (FTE) – Non-GAAP			1.15%
Less: Tax equivalent adjustment (c)		47
Net interest revenue – GAAP		$3,308
Net interest margin – GAAP			1.14%
Percentage of assets attributable to foreign offices (d)	30%
Percentage of liabilities attributable to foreign offices (d)	35

(a)
Includes the average impact of offsetting under enforceable netting agreements of approximately $6 billion in 2017. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 1.29%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 0.89% for 2017. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.

(b)	Interest income includes fees of $9 million in 2017. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.

(c)	Average rates were calculated on an FTE basis, at tax rates of approximately 35% in 2017.

(d)	Includes the Cayman Islands branch office.

10 BNY Mellon

Results of Operations (continued)

Noninterest expense

Noninterest expense				2019	2018
				vs.	vs.
(dollars in millions)	2019	2018	2017	2018	2017
Staff	$6,063	$6,145	$6,033	(1)%	2%
Professional, legal and other purchased services	1,345	1,334	1,276	1	5
Software and equipment	1,222	1,062	985	15	8
Net occupancy	564	630	570	(10)	11
Sub-custodian and clearing	450	450	414	—	9
Distribution and servicing	374	406	419	(8)	(3)
Business development	213	228	229	(7)	—
Bank assessment charges	125	170	220	(26)	(23)
Amortization of intangible assets	117	180	209	(35)	(14)
Other	427	606	602	(30)	1
Total noninterest expense	$10,900	$11,211	$10,957	(3)%	2%

Full-time employees at year-end	48,400	51,300	52,500	(6)%	(2)%

Total noninterest expense decreased 3% compared with 2018. The decrease primarily reflects the favorable impact of a stronger U.S. dollar, lower litigation and staff expenses, a reduction of previously established reserves for a tax-related exposure of certain investment management funds that we manage and expenses associated with consolidating real estate recorded in 2018. The decrease was partially offset by continued investments in technology. The investments in technology are included in staff, professional, legal and other purchased services, and software and equipment expenses.

Our investments in technology infrastructure and platforms are expected to continue. As a result, we expect to incur higher technology-related expenses in 2020 than in 2019 which is expected to be mostly offset by decreases in other expenses as we continue to manage overall expenses. In addition, we also expect an increase in pension expense as a result of a lower expected rate of return on plan assets.

Income taxes

BNY Mellon recorded an income tax provision of $1.1 billion (20.0% effective tax rate) in 2019. The income tax provision was $938 million (18.1% effective tax rate) in 2018, including the positive impact of adjusting provisional estimates related to U.S. tax legislation. The income tax provision was $496 million (10.8% effective tax rate) in 2017, including the estimated tax benefit related to U.S. tax legislation. For additional information, see Note 12 of the Notes to Consolidated Financial Statements.

BNY Mellon 11

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

Business results are subject to reclassification when organizational changes are made. There were no significant organizational changes in 2019. The results are also subject to refinements in revenue and expense allocation methodologies, which are typically reflected on a prospective basis.

The results of our businesses may be influenced by client and other activities that vary by quarter. In the first quarter, staff expense typically increases reflecting the vesting of long-term stock awards for retirement-eligible employees. In the third quarter, volume-related fees may decline due to reduced client activity. In the third quarter, staff expense typically increases reflecting the annual employee merit increase. In the fourth quarter, we typically incur higher business development and marketing expenses. In our Investment Management business, performance fees are typically higher in the fourth and first quarters, as those quarters represent the end of the measurement period for many of the performance fee-eligible relationships.

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

Fee revenue in Investment Management, and to a lesser extent in Investment Services, is impacted by the value of market indices. At Dec. 31, 2019, we estimate that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.05.

See Note 24 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our businesses to our overall profitability.

12 BNY Mellon

Results of Operations (continued)

Investment Services business

				2019	2018
(dollars in millions, unless otherwise noted)				vs.	vs.
	2019	2018	2017	2018	2017
Revenue:
Investment services fees:
Asset servicing fees (a)	$4,479	$4,520	$4,286	(1)%	5%
Clearing services fees (b)(c)	1,649	1,615	1,594	2	1
Issuer services fees	1,130	1,099	975	3	13
Treasury services fees	558	553	555	1	—
Total investment services fees (c)	7,816	7,787	7,410	—	5
Foreign exchange and other trading revenue	621	665	620	(7)	7
Other (c)(d)	457	474	497	(4)	(5)
Total fee and other revenue	8,894	8,926	8,527	—	5
Net interest revenue	3,093	3,372	3,058	(8)	10
Total revenue	11,987	12,298	11,585	(3)	6
Provision for credit losses	(16)	1	(7)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	7,969	7,929	7,598	1	4
Amortization of intangible assets	80	129	149	(38)	(13)
Total noninterest expense	8,049	8,058	7,747	—	4
Income before income taxes	$3,954	$4,239	$3,845	(7)%	10%

Pre-tax operating margin	33%	34%	33%

Securities lending revenue	$163	$198	$168	(18)%	18%

Total revenue by line of business:
Asset Servicing	$5,600	$5,932	$5,603	(6)%	6%
Pershing	2,256	2,255	2,180	—	3
Issuer Services	1,723	1,743	1,588	(1)	10
Treasury Services	1,275	1,302	1,251	(2)	4
Clearance and Collateral Management	1,133	1,066	963	6	11
Total revenue by line of business	$11,987	$12,298	$11,585	(3)%	6%

Metrics:
Average loans	$33,115	$36,931	$40,142	(10)%	(8)%
Average deposits	$204,979	$203,279	$200,235	1%	2%

AUC/A at period end (in trillions) (e)	$37.1	$33.1	$33.3	12%	(1)%
Market value of securities on loan at period end (in billions) (f)	$378	$373	$408	1%	(9)%

Pershing:
Average active clearing accounts (U.S. platform) (in thousands)	6,262	6,097	6,137	3%	(1)%
Average long-term mutual fund assets (U.S. platform)	$540,247	$511,004	$487,845	6%	5%
Average investor margin loans (U.S. platform)	$9,541	$10,829	$9,810	(12)%	10%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$3,446	$2,918	$2,502	18%	17%

(a)	Asset servicing fees include the fees from the Clearance and Collateral Management business.

(b)	Clearing services fees are almost entirely earned by our Pershing business.

(c)	In 2019, we reclassified certain platform-related fees to clearing services fees from investment management and performance fees. Prior periods have been reclassified.

(d)	Other revenue includes investment management and performance fees, financing-related fees, distribution and servicing revenue, securities gains and losses and investment and other income.

(e)
Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services and Pershing businesses. Includes the AUC/A of CIBC Mellon of $1.5 trillion at Dec. 31, 2019, $1.2 trillion at Dec. 31, 2018 and $1.3 trillion at Dec. 31, 2017.

(f)
Represents the total amount of securities on loan in our agency securities lending program managed by the Investment Services business. Excludes securities for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, which totaled $60 billion at Dec. 31, 2019, $58 billion at Dec. 31, 2018 and $71 billion at Dec. 31, 2017.

BNY Mellon 13

Results of Operations (continued)

Business description

BNY Mellon Investment Services provides business services and technology solutions to entities including financial institutions, corporations, foundations and endowments, public funds and government agencies. Our lines of business include: Asset Servicing, Pershing, Issuer Services, Treasury Services and Clearance and Collateral Management. For information on the drivers of the Investment Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements

We are one of the leading global investment services providers with $37.1 trillion of AUC/A at Dec. 31, 2019.

The Asset Servicing business provides a comprehensive suite of solutions. As one of the largest global custody and fund accounting providers and a trusted partner, we offer services for the safekeeping of assets in capital markets globally as well as alternative investment and structured product strategies. We provide custody and foreign exchange services, support exchange-traded funds and unit investment trusts and provide our clients outsourcing capabilities. We deliver securities lending and financing solutions on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $4.2 trillion in 34 separate markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

Pershing provides execution, clearing, custody, business and technology solutions, delivering dependable operational support to broker-dealers, wealth managers and registered investment advisors (RIAs) globally.

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

Our Treasury Services business provides global payments, liquidity management and trade finance services for financial institutions, corporations and the public sector.

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their liquidity, financing, risk and balance sheet challenges. We are a leading provider of tri-party collateral management services with an average of $3.4 trillion serviced globally including approximately $2.5 trillion of the U.S. tri-party repo market.

Review of financial results

AUC/A of $37.1 trillion increased 12% compared with Dec. 31, 2018, primarily reflecting higher market values and client inflows. AUC/A consisted of 35% equity securities and 65% fixed-income securities at Dec. 31, 2019 and 33% equity securities and 67% fixed-income securities at Dec. 31, 2018.

Total revenue of $12.0 billion decreased 3% compared with 2018. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $5.6 billion decreased 6% compared with 2018. The decrease primarily reflects lower net interest revenue, foreign exchange revenue, client activity and securities lending revenue and the unfavorable impact of a stronger U.S. dollar, partially offset by the impact of higher equity markets.

Pershing revenue of $2.3 billion increased slightly compared with 2018. The increase primarily reflects growth in client assets and accounts, client activity and the impact of higher equity markets, partially

14 BNY Mellon

Results of Operations (continued)

offset by previously disclosed lost business and lower net interest revenue.

Issuer Services revenue of $1.7 billion decreased 1% compared with 2018. The decrease primarily reflects lower net interest revenue in Corporate Trust and lower Depositary Receipts revenue, partially offset by higher volumes in Corporate Trust.

Treasury Services revenue of $1.3 billion decreased 2% compared with 2018. The decrease primarily reflects lower net interest revenue, partially offset by higher payment fees.

Clearance and Collateral Management revenue of $1.1 billion increased 6% compared with 2018. The increase primarily reflects growth in clearance and collateral management volumes, partially offset by lower net interest revenue.

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

Noninterest expense of $8.0 billion decreased slightly compared with 2018. The decrease primarily reflects lower litigation and staff expenses and the favorable impact of a stronger U.S. dollar, which were mostly offset by higher investments in technology.

Investment Management business

				2019	2018
				vs.	vs.
(dollars in millions)	2019	2018	2017	2018	2017
Revenue:
Investment management fees (a)	$3,290	$3,488	$3,428	(6)%	2%
Performance fees	83	144	94	(42)	53
Investment management and performance fees (b)	3,373	3,632	3,522	(7)	3
Distribution and servicing	178	190	207	(6)	(8)
Other (a)	(85)	(41)	(61)	N/M	N/M
Total fee and other revenue (a)	3,466	3,781	3,668	(8)	3
Net interest revenue	255	303	329	(16)	(8)
Total revenue	3,721	4,084	3,997	(9)	2
Provision for credit losses	(1)	3	2	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	2,606	2,767	2,794	(6)	(1)
Amortization of intangible assets	37	51	60	(27)	(15)
Total noninterest expense	2,643	2,818	2,854	(6)	(1)
Income before income taxes	$1,079	$1,263	$1,141	(15)%	11%

Pre-tax operating margin	29%	31%	29%
Adjusted pre-tax operating margin – Non-GAAP (c)	32%	34%	32%

Total revenue by line of business:
Asset Management	$2,548	$2,836	$2,775	(10)%	2%
Wealth Management	1,173	1,248	1,222	(6)	2
Total revenue by line of business	$3,721	$4,084	$3,997	(9)%	2%

Average balances:
Average loans	$16,372	$16,774	$16,565	(2)%	1%
Average deposits	$14,923	$14,291	$13,615	4%	5%

(a)
Total fee and other revenue includes the impact of the consolidated investment management funds, net of noncontrolling interests. Additionally, other revenue includes asset servicing fees, treasury services fees, foreign exchange and other trading revenue and investment and other income.

(b)
On a constant currency basis, investment management and performance fees decreased 6% (Non-GAAP) compared with 2018. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 101 for the reconciliation of this Non-GAAP measure.

(c)	Net of distribution and servicing expense. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 101 for the reconciliation of this Non-GAAP measure.

BNY Mellon 15

Results of Operations (continued)

AUM trends
(dollars in billions)	2019	2018		2017
AUM at period end, by product type: (a)
Equity	$154	$135		$161
Fixed income	224	200		206
Index	339	301		350
Liability-driven investments	728	659		667
Multi-asset and alternative investments	192	167		214
Cash	273	260		295
Total AUM by product type	$1,910	$1,722		$1,893

Changes in AUM: (a)
Beginning balance of AUM	$1,722	$1,893		$1,648
Net inflows (outflows):
Long-term strategies:
Equity	(16)	(13)		(14)
Fixed income	6	4		6
Liability-driven investments	(1)	45		50
Multi-asset and alternative investments	(1)	(6)		8
Total long-term active strategies (outflows) inflows	(12)	30		50
Index	(32)	(34)		(17)
Total long-term strategies (outflows) inflows	(44)	(4)		33
Short-term strategies:
Cash	8	(35)		30
Total net (outflows) inflows	(36)	(39)		63
Net market impact	191	(48)		106
Net currency impact	33	(53)		76
Divestiture/other	—	(31)	(b)	—
Ending balance of AUM	$1,910	$1,722		$1,893

Wealth Management client assets (c)	$266	$239		$262
(a)    Excludes securities lending cash management assets and assets managed in the Investment Services business.
(b)    Primarily reflects a change in methodology beginning in 2018 to exclude AUM related to equity method investments as well as the divestiture of CenterSquare Investment Management.
(c)    Includes AUM and AUC/A in the Wealth Management business.

Business description

Our Investment Management business consists of two lines of business, Asset Management and Wealth Management. With AUM of $1.9 trillion, our Investment Management business is the seventh-largest global asset manager and includes our investment firms and Wealth Management business.

Our investment firms deliver a highly diversified portfolio of investment strategies independently, and through our global distribution network, to institutional and retail clients globally. The investment firms offer a broad range of actively managed equity, fixed income, alternative and liability-driven investments, along with passive products and cash management.

Our Asset Management model provides specialized expertise from eight respected investment firms offering solutions across every major asset class, with backing from the proven stewardship and global presence of BNY Mellon. Each investment firm has its own individual culture, investment philosophy and proprietary investment process. This approach brings our clients clear, independent thinking from highly experienced investment professionals.

In addition to the investment firms, Asset Management has multiple global distribution entities which are responsible for distributing investment products developed and managed by the investment firms, as well as responsibility for management and distribution of our U.S. mutual funds and certain offshore money market funds.

BNY Mellon Wealth Management provides investment management, custody, wealth and estate planning and private banking services. BNY Mellon Wealth Management has $266 billion in client assets as of Dec. 31, 2019, and an extensive network of offices in the U.S. and internationally.

The results of the Investment Management business are driven by a blend of daily, monthly and quarterly averages of AUM by product type. The overall level of AUM for a given period is determined by:

•	the beginning level of AUM;

•	the net flows of new assets during the period resulting from new business wins and existing client enrichments, reduced by the loss of clients and withdrawals; and

•	the impact of market price appreciation or depreciation, foreign exchange rates and investment firm acquisitions or divestitures.

The mix of AUM is a result of the historical growth rates of equity and fixed income markets and the cumulative net flows of our investment firms as a result of client asset allocation decisions. Actively managed equity, multi-asset and alternative assets

16 BNY Mellon

Results of Operations (continued)

typically generate higher percentage fees than fixed-income and liability-driven investments and cash. Also, actively managed assets typically generate higher management fees than indexed or passively managed assets of the same type. Market and regulatory trends have resulted in increased demand for lower fee asset management products and for performance-based fees.

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

Net interest revenue is determined by loan and deposit volumes and the interest rate spread between customer rates and internal funds transfer rates on loans and deposits. Expenses in the Investment Management business are mainly driven by staff and distribution and servicing expenses.

Review of financial results

AUM increased 11% compared with Dec. 31, 2018 primarily reflecting higher market values and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by net outflows.

Net long-term strategy outflows were $44 billion in 2019, primarily resulting from outflows of index and equity funds. Short-term strategy inflows were $8 billion in 2019.

Total revenue of $3.7 billion decreased 9% compared with 2018.

Asset Management revenue of $2.5 billion decreased 10% compared with 2018. The decrease primarily reflects cumulative AUM outflows, the impact of divestitures, the unfavorable impact of a stronger U.S. dollar (principally versus the British pound), lower performance fees and the impact of hedging activities, partially offset by higher market values.

Wealth Management revenue of $1.2 billion decreased 6% compared with 2018. The decrease reflects lower net interest revenue and fees.

Revenue generated in the Investment Management business included 40% from non-U.S. sources in 2019, compared with 42% in 2018.

Noninterest expense of $2.6 billion decreased 6% compared with 2018. The decrease primarily reflects the net reduction of the reserves for tax-related exposure of certain investment management funds, the favorable impact of a stronger U.S. dollar, lower staff expense and lower distribution and servicing expenses.

BNY Mellon 17

Results of Operations (continued)

Other segment

(in millions)	2019	2018	2017
Fee revenue	$904	$133	$4
Net securities (losses) gains	(16)	(48)	3
Total fee and other revenue	888	85	7
Net interest (expense)	(160)	(64)	(79)
Total revenue (loss)	728	21	(72)
Provision for credit losses	(8)	(15)	(19)
Noninterest expense	208	334	347
Income (loss) before income taxes	$528	$(298)	$(400)

Average loans and leases	$1,836	$2,105	$1,232

Description of segment

The Other segment primarily includes:

•	the leasing portfolio;

•	corporate treasury activities, including our securities portfolio;

•	derivatives and other trading activity;

•	corporate and bank-owned life insurance;

•	renewable energy investments; and

•	business exits.

Revenue primarily reflects:

•	net interest revenue and lease-related gains (losses) from leasing operations;

•	net interest revenue from corporate treasury activity;

•	fee and other revenue from corporate and bank- owned life insurance and business exits; and

•	gains (losses) associated with investment securities and other assets, including renewable energy.

Expenses include:

•	direct expenses supporting leasing, investing, and funding activities; and

•	expenses not directly attributable to Investment Services and Investment Management operations.

Review of financial results

Income before taxes was $528 million in 2019 compared with a loss before taxes of $298 million in 2018.

Total fee revenue increased $771 million compared with 2018, primarily reflecting the gain on the sale of an equity investment.

Net securities losses of $16 million were primarily related to corporate treasury activity.

Net interest expense increased $96 million compared with 2018, primarily reflecting a lease-related impairment and corporate treasury activity.

Noninterest expense decreased $126 million compared with 2018, primarily reflecting the expenses associated with relocating our corporate headquarters in 2018 and lower staff expense.

International operations

Our primary international activities consist of asset servicing and global payment services in our Investment Services business and asset management in our Investment Management business.

Our clients include central banks and sovereigns, financial institutions, asset managers, insurance companies, corporations, local authorities and high-net-worth individuals and family offices. Through our global network of offices, we have developed a deep understanding of local requirements and cultural needs, and we pride ourselves on providing dedicated service through our multilingual sales, marketing and client service teams.

At Dec. 31, 2019, we had approximately 9,100 employees in Europe, the Middle East and Africa (“EMEA”), approximately 13,300 employees in the Asia-Pacific region (“APAC”) and approximately 700 employees in other global locations, primarily Brazil.

18 BNY Mellon

Results of Operations (continued)

We are the seventh-largest global asset manager. At both Dec. 31, 2019 and Dec. 31, 2018, our international operations managed 55% of BNY Mellon’s AUM.

In Europe, we maintain capabilities to service Undertakings for Collective Investment in Transferable Securities Directives (“UCITS”) and alternative investment funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors across Europe.

We are a provider of non-U.S. government securities, fixed income and equities clearance, settling securities transactions directly in European markets, and using a high-quality and established network of local agents in non-European markets.

We have extensive experience providing trade and cash services to financial institutions and central banks outside of the U.S. In addition, we offer a broad range of servicing and fiduciary products to financial institutions, corporations and central banks. In emerging markets, we lead with global payments and issuer services, introducing other products as the markets mature. For more established markets, our focus is on global investment services.

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

Foreign exchange rates vs. U.S. dollar	2019	2018	2017
Spot rate (at Dec. 31):
British pound	$1.3199	$1.2801	$1.3532
Euro	1.1231	1.1455	1.2009
Yearly average rate:
British pound	$1.2770	$1.3349	$1.2885
Euro	1.1195	1.1808	1.1390

International clients accounted for 35% of revenues in 2019, compared with 37% in 2018. Net income from international operations was $1.9 billion in 2019, compared with $2.2 billion in 2018.

In 2019, revenues from EMEA were $3.8 billion, compared with $4.3 billion in 2018. The 10% decrease primarily reflects lower revenue in the Investment Services business, driven by lower foreign exchange revenue, the unfavorable impact of a stronger U.S. dollar, lower net interest revenue and lower depositary receipts fees. The decrease also reflects lower revenue in the Investment Management business, driven by lower performance fees, the unfavorable impact of a stronger U.S. dollar (principally versus the British pound), cumulative AUM outflows and the impact of hedging activities, partially offset by the impact of higher market values. Our Investment Services and Investment Management businesses generated 70% and 30% of EMEA revenues, respectively. Net income from EMEA was $1.1 billion in 2019, compared with $1.3 billion in 2018.

Revenues from APAC were $1.2 billion in 2019, compared with $1.1 billion in 2018. The 5% increase primarily reflects higher revenue in the Investment Services business. Our Investment Services and Investment Management businesses generated 82% and 18% of APAC revenues, respectively. Net income from APAC was $423 million in 2019, compared with $448 million in 2018.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 25 of the Notes to Consolidated Financial Statements.

BNY Mellon 19

Results of Operations (continued)

Country risk exposure

The following table presents BNY Mellon’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2019, as well as certain countries with higher-risk profiles, and is presented on an internal risk management basis. We monitor our exposure to these and other countries as part of our internal country risk management process.

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

Country risk exposure at Dec. 31, 2019	Interest-bearing deposits			Investment securities (b)		Total exposure
(in billions)	Central banks	Banks	Lending (a)		Other (c)
Top 10 country exposure:
Japan	$20.9	$0.6	$0.1	$0.4	$0.2	$22.2
Germany	15.3	0.4	0.8	3.7	0.3	20.5
United Kingdom (“UK”)	10.0	0.4	1.8	4.7	2.1	19.0
Belgium	5.9	0.2	0.1	0.1	—	6.3
Canada	—	2.0	0.2	2.4	0.9	5.5
China	—	2.1	1.4	—	0.4	3.9
Netherlands	0.2	0.3	0.2	1.8	0.1	2.6
France	—	0.2	—	1.8	0.2	2.2
Ireland	0.3	0.1	0.2	0.3	1.2	2.1
Italy	0.1	0.6	0.1	1.2	—	2.0
Total Top 10 country exposure	$52.7	$6.9	$4.9	$16.4	$5.4	$86.3	(d)

Select country exposure:
Brazil	$—	$—	$1.6	$0.1	$0.1	$1.8
Total select country exposure	$—	$—	$1.6	$0.1	$0.1	$1.8

(a)	Lending includes loans, acceptances, issued letters of credit, net of participations, and lending-related commitments.

(b)	Investment securities include both the available-for-sale and held-to-maturity portfolios.

(c)	Other exposures include over-the-counter (“OTC”) derivative and securities financing transactions, net of collateral.

(d)	The top 10 country exposures comprise approximately 80% of our total non-U.S. exposure.

Based on our internal country risk management process at Dec. 31, 2019, we have significant exposure to the UK, which withdrew from the European Union (“EU”) on Jan. 31, 2020. For additional information, see “Other Matters - UK’s Withdrawal from the EU (“Brexit”)” and “Risk Factors - The UK’s withdrawal from the EU may have negative effects on global economic conditions, global financial markets, and our business and results of operations.”

Events in recent years have resulted in increased focus on Italy and Brazil. The country risk exposure to Italy primarily consists of investment grade sovereign debt. The country risk exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services.

Cross-border outstandings

Cross-border outstandings are based on the Federal Financial Institutions Examination Council’s (“FFIEC”) regulatory guidelines for reporting cross-border risk and provide information on the distribution, by country and sector, of claims on foreign residents held by U.S. banks. Under the FFIEC guidelines, cross-border outstandings are reported based on the domicile of the counterparty, issuer of collateral or guarantor. Cross-border outstandings in the table below include claims of U.S. domiciled offices on foreign counterparties as well as claims of foreign offices on counterparties located outside those foreign jurisdictions. The guidelines to determine the cross-border outstandings in the table below are different from how we determine and manage our country risk exposure. For example, unfunded loan commitments as well as central bank deposits made by our foreign bank subsidiaries in their local jurisdiction are not considered cross-border outstandings. As a result, the cross-border

20 BNY Mellon

Results of Operations (continued)

outstandings in the table below are not comparable to the country risk exposure in the previous section.

Foreign assets are subject to the general risks attendant on the conduct of business in each foreign country, including economic uncertainties and each foreign government’s regulations. In addition, our foreign assets may be affected by changes in demand or pricing resulting from fluctuations in currency exchange rates or other factors.

The table below shows our cross-border outstandings at Dec. 31 of each of the last three years where cross-border exposure exceeds 1.00% of total assets (denoted with “*”) or exceeds 0.75% but is less than or equal to 1.00% of total assets (denoted with “**”).

Cross-border outstandings	Banks and other financial institutions (a)	Public sector	Commercial, industrial and other	Total cross-border outstandings (b)
(in millions)
2019:
Germany*	$2,547	$1,571	$1,187	$5,305
Canada**	2,667	121	819	3,607
China**	3,376	—	72	3,448
2018:
Canada*	$1,888	$381	$2,263	$4,532
Germany**	1,655	736	1,079	3,470
China**	3,030	—	5	3,035
2017:
Germany**	$1,530	$1,344	$600	$3,474
Canada**	2,256	1	1,170	3,427
France**	295	2,519	130	2,944

(a)	Primarily short-term interest-bearing deposits with banks. Also includes global trade finance loans.

(b)	Excludes assets of consolidated investment management funds.

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets Index. Our emerging markets exposures totaled $13 billion at Dec. 31, 2019 and $11 billion at Dec. 31, 2018. The increase primarily reflects increased exposure to banks in South Korea, Malaysia, Qatar and Brazil.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. Certain of these policies include critical accounting estimates which require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Our critical accounting estimates are those related to the allowance for loan losses and allowance for lending-related commitments, fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Management has discussed the development and selection of the critical accounting estimates with the Company’s Audit Committee.

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

BNY Mellon 21

Results of Operations (continued)

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

The third element, the allowance for residential mortgage loans, is determined by segregating mortgage pools into delinquency periods, ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. We assign all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on default and loss data derived from internal historical data related to our residential mortgage portfolio. The resulting incurred loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. This approach is applied to the other residential mortgage portfolio (a relatively small sub-segment of our mortgage loans). The allowance for wealth management loans and mortgages originated by our Wealth Management business (the majority of mortgage loans held) is assessed using the second element described above. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and insufficient internal data.

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

22 BNY Mellon

Results of Operations (continued)

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

The credit rating assigned to each credit is a significant variable in determining the allowance. If each credit were rated one grade better, the allowance would have decreased by $55 million, while if each credit were rated one grade worse, the allowance would have increased by $91 million. Similarly, if the loss given default were one rating worse, the allowance would have increased by $52 million, while if the loss given default were one rating better, the allowance would have decreased by $55 million. For impaired credits, if the net carrying value of the loans was 10% higher or lower, the allowance would have decreased or increased by less than $1 million, respectively.

Our accounting for credit losses related to financial assets measured at amortized cost, including loans and lending-related commitments will change beginning in the first quarter 2020 as a result of the adoption of Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. For additional information, see Recent Accounting Developments.

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

In addition, we have significant investments in more actively traded agency residential mortgage-backed securities (“RMBS”) and other types of securities such as sovereign debt. The pricing sources derive the prices for these securities largely from quotes they obtain from major inter-dealer brokers. The pricing sources receive their daily-observed trade price and other information feeds from the inter-dealer brokers.

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

BNY Mellon 23

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

At Dec. 31, 2019, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs.

Level 3 - Securities: Where we use our own cash flow models, which includes a significant input into the model that is deemed unobservable, to estimate the value of securities, we classify them as Level 3. At both Dec. 31, 2019 and Dec. 31, 2018, we have no securities included in Level 3 of the fair value hierarchy.

For details of our securities by level of the valuation hierarchy, see Note 20 of the Notes to Consolidated Financial Statements.

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

Level 3 - Derivative financial instruments: Level 3 derivatives include derivatives for which valuations are based on inputs that are unobservable and significant to the overall fair value measurement, and may include certain long-dated or highly structured contracts. At both Dec. 31, 2019 and Dec. 31, 2018, we have no derivatives included in Level 3 of the fair value hierarchy.

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

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with ASC 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles - Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($17.4 billion at Dec. 31, 2019) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2019) are not amortized but are subject to tests for impairment annually or more often if events or

24 BNY Mellon

Results of Operations (continued)

circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

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

In the second quarter of 2019, we performed our annual goodwill test on all seven reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of March 31, 2019. We applied a 10% discount rate to these cash flows and incorporated a 6.0% market equity risk premium. Estimated cash flows extend many years into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As a result of the annual goodwill impairment test of the seven reporting units, no goodwill impairment was recognized. The fair values of six of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The Asset Management reporting unit, with $7.2 billion of allocated goodwill, and one of the two reporting units in the Investment Management segment, exceeded its carrying value by approximately 18%. For the Asset Management reporting unit, in the future, small changes in the assumptions, such as changes in the level of AUM and operating margin, could produce a non-cash goodwill impairment.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($522 million at Dec. 31, 2019) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

See Notes 1 and 7 of the Notes to Consolidated Financial Statements for additional information regarding goodwill, intangible assets and the annual and interim impairment testing.

Litigation and regulatory contingencies

Significant estimates and judgments are required in establishing an accrued liability for litigation and regulatory contingencies. For additional information on our policy, see “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements.

Consolidated balance sheet review

One of our key risk management objectives is to maintain a balance sheet that remains strong throughout market cycles to meet the expectations of our major stakeholders, including our shareholders, clients, creditors and regulators.

We also seek to undertake overall liquidity risk, including intraday liquidity risk, that stays within our risk appetite. The objective of our balance sheet management strategy is to maintain a balance sheet that is characterized by strong liquidity and asset quality, ready access to external funding sources at competitive rates and a strong capital structure that supports our risk-taking activities and is adequate to absorb potential losses. In managing the balance sheet, appropriate consideration is given to balancing

BNY Mellon 25

Results of Operations (continued)

the competing needs of maintaining sufficient levels of liquidity and complying with applicable regulations and supervisory expectations while optimizing profitability.

At Dec. 31, 2019, total assets were $382 billion, compared with $363 billion at Dec. 31, 2018. The increase in total assets was primarily driven by higher interest-bearing deposits with the Federal Reserve and other central banks and trading assets, partially offset by lower federal funds sold and securities purchased under resale agreements. Deposits totaled $259 billion at Dec. 31, 2019, compared with $239 billion at Dec. 31, 2018. The increase reflects higher interest-bearing deposits in both U.S. and non-U.S. offices, partially offset by lower noninterest-bearing deposits principally in U.S. offices. Total interest-bearing deposits as a percentage of total interest-earning assets were 62% at Dec. 31, 2019 and 54% at Dec. 31, 2018.

At Dec. 31, 2019, available funds totaled $145 billion which include cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $135 billion at Dec. 31, 2018. Total available funds as a percentage of total assets were 38% at Dec. 31, 2019 and 37% at Dec. 31, 2018. For additional information on our liquid funds and available funds, see “Liquidity and dividends.”

Securities were $123 billion, or 32% of total assets, at Dec. 31, 2019, compared with $120 billion, or 33% of total assets, at Dec. 31, 2018. The increase primarily reflects additional investments in agency RMBS, sovereign debt/sovereign guaranteed, an increase in the net unrealized pre-tax gain, and additional investments in foreign government agencies, partially offset by net maturities and sales of U.S. Treasury securities. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $55 billion, or 14% of total assets, at Dec. 31, 2019, compared with $57 billion, or 16% of total assets, at Dec. 31, 2018. The decrease was primarily driven by lower overdrafts, partially offset by higher loans to financial institutions and commercial real estate loans. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $28 billion at Dec. 31, 2019 and $29 billion at Dec. 31, 2018. The decrease reflects maturities and a redemption, partially offset by issuances and an increase in the fair value of hedged long-term debt. For additional information on long-term debt, see “Liquidity and dividends” and Note 13 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity increased to $41.5 billion at Dec. 31, 2019 from $40.6 billion at Dec. 31, 2018. For additional information on our capital, see “Capital” and Note 15 of the Notes to Consolidated Financial Statements.

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

26 BNY Mellon

Results of Operations (continued)

The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2018		2019 change in unrealized gain (loss)	Dec. 31, 2019			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		Ratings (b)
													BB+ and lower
(dollars in millions)	Fair value			Amortized cost	Fair value					AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$50,214		$1,154	$54,379	$54,646		100%	$267		100%	—%	—%	—%	—%
U.S. Treasury	24,792		193	18,797	18,865		100	68		100	—	—	—	—
Sovereign debt/sovereign guaranteed (c)	11,577		19	13,304	13,404		101	100		74	5	20	1	—
Agency commercial mortgage-backed securities (“MBS”)	10,947		140	10,557	10,613		101	56		100	—	—	—	—
Foreign covered bonds (d)	2,959		19	4,268	4,276		100	8		100	—	—	—	—
Collateralized loan obligations (“CLOs”)	3,364		31	4,078	4,063		100	(15)		99	—	—	1	—
Supranational	3,006		15	3,724	3,734		100	10		100	—	—	—	—
U.S. government agencies	3,157		36	2,913	2,933		101	20		100	—	—	—	—
Foreign government agencies (e)	1,161		6	2,638	2,641		100	3		95	5	—	—	—
Non-agency commercial MBS	1,470		52	2,134	2,165		101	31		98	2	—	—	—
Other asset-backed securities (“ABS”)	1,773		5	2,141	2,143		100	2		100	—	—	—	—
Non-agency RMBS (f)	1,427		(34)	1,118	1,316		118	198		26	11	3	37	23
State and political subdivisions	2,264		31	1,034	1,061		103	27		77	22	—	—	1
Corporate bonds	1,054		41	832	853		103	21		17	68	15	—	—
Other	77		(5)	1	1		100	—		—	—	—	—	100
Total securities	$119,242	(g)	$1,703	$121,918	$122,714	(g)	101%	$796	(g)(h)	95%	2%	2%	1%	—%

(a)	Amortized cost reflects historical impairments.

(b)	Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.

(c)	Primarily consists of exposure to UK, France, Germany, Spain, Italy and the Netherlands.

(d)	Primarily consists of exposure to Canada, UK, Australia and Germany.

(e)	Primarily consists of exposure to Germany, the Netherlands and Finland.

(f)	Includes RMBS that were included in the former Grantor Trust of $832 million at Dec. 31, 2018 and $640 million at Dec. 31, 2019.

(g)	Includes net unrealized gains on derivatives hedging securities available-for-sale of $131 million at Dec. 31, 2018 and net unrealized losses of $641 million at Dec. 31, 2019.

(h)	Includes unrealized gains of $474 million at Dec. 31, 2019 related to available-for-sale securities, net of hedges.

The fair value of our securities portfolio, including related hedges, was $122.7 billion at Dec. 31, 2019, compared with $119.2 billion at Dec. 31, 2018. The increase primarily reflects additional investments in agency RMBS, sovereign debt/sovereign guaranteed, an increase in the net unrealized pre-tax gain, and additional investments in foreign government agencies, partially offset by net maturities and sales of U.S. Treasury securities.

At Dec. 31, 2019, the securities portfolio had a net unrealized gain, including the impact of related hedges, of $796 million, compared with a net unrealized loss of $907 million at Dec. 31, 2018. The increase in the net unrealized pre-tax gain was primarily driven by lower market interest rates.

The unrealized gain (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income (“OCI”) was $361 million at Dec. 31, 2019, compared with an unrealized loss (after-tax) of $167 million at Dec. 31, 2018. The increase in the unrealized gain, net of tax, was primarily driven by lower market interest rates.

At Dec. 31, 2019, 95% of the securities in our portfolio were rated AAA/AA-, unchanged when compared with Dec. 31, 2018.

See Note 4 of the Notes to Consolidated Financial Statements for the pre-tax net securities losses by security type. See Note 20 of the Notes to Consolidated Financial Statements for details of securities by level in the fair value hierarchy.

BNY Mellon 27

Results of Operations (continued)

The following table presents the amortizable purchase premium (net of discount) related to the securities portfolio and accretable discount related to the 2009 restructuring of the securities portfolio.

Net premium amortization and discount accretion of securities (a)
(dollars in millions)	2019	2018	2017
Amortizable purchase premium (net of discount) relating to securities:
Balance at period end	$1,319	$1,429	$1,987
Estimated average life remaining at period end (in years)	4.3	5.0	5.0
Amortization	$364	$437	$547
Accretable discount related to the prior restructuring of the securities portfolio:
Balance at period end	$163	$207	$274
Estimated average life remaining at period end (in years)	6.3	6.3	6.3
Accretion	$54	$86	$100

(a)	Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both were recorded on a level yield basis.

Securities

The following table presents the total securities portfolio at fair value. The fair values do not include the impact of related hedges.

Securities at fair value	Dec. 31,
(in millions)	2019	2018	2017
Agency RMBS	$54,646	$50,215	$49,746
U.S. Treasury	19,274	24,729	25,005
Sovereign debt/sovereign guaranteed	13,433	11,609	14,180
Agency commercial MBS	10,761	10,860	10,079
Foreign covered bonds	4,276	2,959	2,615
CLOs	4,063	3,364	2,909
Supranational	3,736	3,011	2,107
U.S. government agencies	2,971	3,144	2,549
Foreign government agencies	2,643	1,161	630
Non-agency commercial MBS	2,178	1,464	1,366
Other ABS	2,143	1,773	1,043
Non-agency RMBS (a)	1,316	1,427	1,853
State and political subdivisions	1,061	2,264	2,973
Corporate bonds	853	1,054	1,255
Money market funds	—	—	963
Other	1	77	782
Total securities	$123,355	$119,111	$120,055

(a)	Includes other RMBS.

Equity investments

We have several equity investments recorded in other assets. These include equity method investments, including renewable energy, and investments in qualified affordable housing projects, Federal Reserve Bank stock, seed capital, private equity and other investments. The following table presents the carrying values at Dec. 31, 2019 and Dec. 31, 2018.

Equity investments	Dec. 31,
(in millions)	2019	2018
Renewable energy investments	$1,144	$1,264
Equity in a joint venture and other investments:
CIBC Mellon	626	548
Siguler Guff	233	244
Other equity investments	243	272
Total equity in a joint venture and other investments	$1,102	$1,064
Qualified affordable housing project investments	1,024	999
Federal Reserve Bank stock	466	484
Seed capital	184	224
Federal Home Loan Bank stock	22	111
Private equity investments (a)	89	74
Total equity investments	$4,031	$4,220

(a)	Represents investments in small business investment companies (“SBICs”), which are compliant with the Volcker Rule.

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

For additional information on the fair value of certain seed capital investments and our private equity investments, see Note 8 of the Notes to Consolidated Financial Statements.

28 BNY Mellon

Results of Operations (continued)

Loans

Total exposure – consolidated	Dec. 31, 2019			Dec. 31, 2018
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$12.5	$34.4	$46.9	$11.6	$34.0	$45.6
Commercial	1.8	12.6	14.4	2.1	15.2	17.3
Subtotal institutional	14.3	47.0	61.3	13.7	49.2	62.9
Wealth management loans and mortgages	16.2	0.8	17.0	16.0	0.8	16.8
Commercial real estate	5.6	3.6	9.2	4.8	3.5	8.3
Lease financings	1.1	—	1.1	1.3	—	1.3
Other residential mortgages	0.5	—	0.5	0.6	—	0.6
Overdrafts	2.7	—	2.7	5.5	—	5.5
Other	1.2	—	1.2	1.2	—	1.2
Subtotal non-margin loans	41.6	51.4	93.0	43.1	53.5	96.6
Margin loans	13.4	0.1	13.5	13.5	0.1	13.6
Total	$55.0	$51.5	$106.5	$56.6	$53.6	$110.2

At Dec. 31, 2019, total exposures of $106.5 billion decreased 3% compared with Dec. 31, 2018, primarily reflecting lower exposure in the commercial portfolio and lower overdrafts, partially offset by increased exposure in the financial institutions and commercial real estate portfolios.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 58% of our total exposure at Dec. 31, 2019 and 57% at Dec. 31, 2018. Additionally, most of our overdrafts relate to financial institutions.

Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2019					Dec. 31, 2018
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$2.9	$23.4	$26.3	100%	99%	$3.1	$22.5	$25.6
Banks	7.4	1.1	8.5	77	95	6.3	1.6	7.9
Asset managers	1.3	6.4	7.7	98	82	1.3	6.1	7.4
Insurance	—	2.7	2.7	100	13	0.1	2.5	2.6
Government	0.1	0.3	0.4	100	54	0.1	0.5	0.6
Other	0.8	0.5	1.3	85	54	0.7	0.8	1.5
Total	$12.5	$34.4	$46.9	95%	89%	$11.6	$34.0	$45.6

The financial institutions portfolio exposure was $46.9 billion at Dec. 31, 2019, an increase of 3% from Dec. 31, 2018, primarily reflecting increased exposure in the securities industry and banks portfolios.

Financial institution exposures are high-quality, with 95% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2019. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

In addition, 80% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

BNY Mellon 29

Results of Operations (continued)

The exposure to financial institutions is generally short-term with 89% of the exposures expiring within one year. At Dec. 31, 2019, 18% of the exposure to financial institutions expires within 90 days, compared with 20% at Dec. 31, 2018.

At Dec. 31, 2019, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $20.6 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit. Secured intraday credit facilities represent nearly half of the exposure in the financial institutions portfolio and are reviewed and reapproved annually.

Our bank exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 95% due in less than one year. The investment grade percentage of our bank exposure was 77% at Dec. 31, 2019 and Dec. 31, 2018. Our non-investment grade exposures are primarily in Brazil. These loans are primarily trade finance loans.

The asset manager portfolio exposure was high-quality, with 98% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2019. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2019					Dec. 31, 2018
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.9	$4.2	$5.1	95%	10%	$0.8	$5.1	$5.9
Services and other	0.6	3.7	4.3	97	19	0.7	4.8	5.5
Energy and utilities	0.3	3.7	4.0	98	5	0.5	4.1	4.6
Media and telecom	—	1.0	1.0	92	—	0.1	1.2	1.3
Total	$1.8	$12.6	$14.4	96%	11%	$2.1	$15.2	$17.3

The commercial portfolio exposure was $14.4 billion at Dec. 31, 2019, a decrease of 17% from Dec. 31, 2018, reflecting lower exposure in all the portfolios.

Utilities-related exposure represents approximately 75% of the energy and utilities portfolio at Dec. 31, 2019. The exposure in the energy and utilities portfolio, which includes exposure to refining, exploration and production companies and integrated companies, was 98% investment grade at Dec. 31, 2019, and 88% at Dec. 31, 2018. In 2019, we sold our exposure related to a California utility company that had filed for bankruptcy.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31,
	2019	2018	2017
Financial institutions	95%	95%	93%
Commercial	96%	95%	95%

Wealth management loans and mortgages

Our wealth management exposure was $17.0 billion at Dec. 31, 2019, compared with $16.8 billion at Dec. 31, 2018. Wealth management loans and mortgages primarily consist of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 62% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2019.

At Dec. 31, 2019, the wealth management mortgage portfolio consisted of the following geographic concentrations: California - 23%; New York - 17%; Massachusetts - 10%; Florida - 8%; and other - 42%.

30 BNY Mellon

Results of Operations (continued)

Commercial real estate

Our commercial real estate exposure totaled $9.2 billion at Dec. 31, 2019, compared with $8.3 billion at Dec. 31, 2018. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2019, 65% of our commercial real estate portfolio was secured. The secured portfolio is diverse by project type, with 44% secured by residential buildings, 40% secured by office buildings, 8% secured by retail properties and 8% secured by other categories. Approximately 95% of the unsecured portfolio consists of real estate investment trusts (“REITs”) and real estate operating companies, which are both predominantly investment grade.

At Dec. 31, 2019, our commercial real estate portfolio consisted of the following concentrations: New York metro - 45%; REITs and real estate operating companies - 33%; and other - 22%.

Lease financings

The lease financings portfolio exposure totaled $1.1 billion at Dec. 31, 2019 and $1.3 billion at Dec. 31, 2018. At Dec. 31, 2019, approximately 98% of leasing exposure was investment grade, or investment grade equivalent.

At Dec. 31, 2019, the lease financings portfolio consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight train cars. Assets are both domestic and foreign-based, with primary concentrations in the United States and Germany. Approximately 57% of the portfolio is additionally secured by highly rated securities and/or secured by letters of credit from investment grade issuers. Counterparty rating equivalents at Dec. 31, 2019 were as follows:

•	60% of the counterparties were A or better;

•	38% were BBB; and

•	2% were non-investment grade.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $494 million at Dec. 31, 2019 and $594 million at Dec. 31, 2018. Included in this portfolio at Dec. 31, 2019 were $91 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007, of which 10% of the serviced loan balance was at least 60 days delinquent.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

Margin loan exposure of $13.5 billion at Dec. 31, 2019 and $13.6 billion at Dec. 31, 2018 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $3.6 billion at Dec. 31, 2019 and $2.6 billion at Dec. 31, 2018 related to a term loan program that offers fully collateralized loans to broker-dealers.

BNY Mellon 31

Results of Operations (continued)

Loans by category

The following table shows loans outstanding at year-end over the last five years.

Loans by category	Dec. 31,
(in millions)	2019	2018	2017	2016	2015
Domestic:
Commercial	$1,442	$1,949	$2,744	$2,286	$2,115
Commercial real estate	5,575	4,787	4,900	4,639	3,899
Financial institutions	4,852	5,091	5,568	6,342	6,640
Lease financings	537	706	772	989	1,007
Wealth management loans and mortgages	16,050	15,843	16,420	15,555	13,247
Other residential mortgages	494	594	708	854	1,055
Overdrafts	524	1,550	963	1,055	911
Other	1,167	1,181	1,131	1,202	1,137
Margin loans	11,907	13,343	15,689	17,503	19,340
Total domestic	42,548	45,044	48,895	50,425	49,351
Foreign:
Commercial	347	183	167	331	227
Commercial real estate	7	—	—	15	46
Financial institutions	7,626	6,492	7,483	8,347	9,259
Lease financings	576	551	527	736	850
Wealth management loans and mortgages	140	122	108	99	100
Other (primarily overdrafts)	2,230	4,031	4,264	4,418	3,637
Margin loans	1,479	141	96	87	233
Total foreign	12,405	11,520	12,645	14,033	14,352
Total loans (a)	$54,953	$56,564	$61,540	$64,458	$63,703

(a)
Net of unearned income of $313 million at Dec. 31, 2019, $358 million at Dec. 31, 2018, $394 million at Dec. 31, 2017, $527 million at Dec. 31, 2016 and $674 million at Dec. 31, 2015, primarily on domestic and foreign lease financings.

Foreign loans

We have credit relationships in foreign markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding foreign loans of $11.8 billion at Dec. 31, 2019 and $11.0 billion at Dec. 31, 2018. The increase primarily resulted from higher margin and financial institutions loans.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2019.

Maturity of loan portfolio at Dec. 31, 2019 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Commercial	$329	$1,113		$—		$1,442
Commercial real estate	701	2,937		1,937		5,575
Financial institutions	4,042	810		—		4,852
Overdrafts	524	—		—		524
Other	1,167	—		—		1,167
Margin loans	11,888	19		—		11,907
Subtotal	18,651	4,879		1,937		25,467
Foreign	10,933	756		—		11,689
Total	$29,584	$5,635	(b)	$1,937	(b)	$37,156

(a)	Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.

(b)	Variable rate loans due after one year totaled $7.1 billion and fixed rate loans totaled $279 million.

32 BNY Mellon

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

The following table details changes in our allowance for credit losses.

Allowance for credit losses activity (dollars in millions)	2019	2018	2017	2016	2015
Non-margin loans	$41,567	$43,080	$45,755	$46,868	$43,708
Margin loans	13,386	13,484	15,785	17,590	19,573
Total loans	$54,953	$56,564	$61,540	$64,458	$63,281
Average loans outstanding	51,323	55,810	57,939	61,681	60,672
Balance, Jan. 1
Domestic	$220	$226	$245	$240	$236
Foreign	32	35	36	35	44
Total allowance at Jan. 1	252	261	281	275	280
Charge-offs:
Commercial	(12)	—	—	—	—
Financial institutions	—	—	—	—	(170)
Wealth management loans and mortgages	(1)	—	—	—	—
Other residential mortgages	(1)	(1)	(1)	(2)	(2)
Total charge-offs	(14)	(1)	(1)	(2)	(172)
Recoveries:
Financial institutions	—	—	—	13	1
Other residential mortgages	3	2	5	5	6
Foreign	—	1	—	1	—
Total recoveries	3	3	5	19	7
Net (charge-offs) recoveries	(11)	2	4	17	(165)
Provision for credit losses	(25)	(11)	(24)	(11)	160
Balance, Dec. 31,
Domestic	192	220	226	245	240
Foreign	24	32	35	36	35
Total allowance, Dec. 31,	$216	$252	$261	$281	$275
Allowance for loan losses	$122	$146	$159	$169	$157
Allowance for lending-related commitments	94	106	102	112	118
Net charge-offs (recoveries) to average loans outstanding	0.02%	—%	(0.01)%	(0.03)%	0.27%
Net charge-offs (recoveries) to total allowance for credit losses	5.09	(0.79)	(1.53)	(6.05)	60.00
Allowance for loan losses as a percentage of total loans	0.22	0.26	0.26	0.26	0.25
Allowance for loan losses as a percentage of non-margin loans	0.29	0.34	0.35	0.36	0.36
Total allowance for credit losses as a percentage of total loans	0.39	0.45	0.42	0.44	0.43
Total allowance for credit losses as a percentage of non-margin loans	0.52	0.58	0.57	0.60	0.63

The allowance for credit losses decreased $36 million compared with Dec. 31, 2018, primarily reflecting lower credit exposure, an improved credit environment and the sale of the remaining exposure related to a California utility company that had filed for bankruptcy.

We had $13.4 billion of secured margin loans on our balance sheet at Dec. 31, 2019, compared with $13.5 billion at Dec. 31, 2018 and $15.8 billion at Dec. 31, 2017. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to them. As a result, we believe that the ratio of total allowance for credit losses as a percentage of non-margin loans is a more appropriate metric to measure the adequacy of the reserve.

BNY Mellon 33

Results of Operations (continued)

The allowance for loan losses and allowance for lending-related commitments represent management’s estimate of losses inherent in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

Based on an evaluation of the allowance for credit losses as discussed in “Critical accounting estimates” and Note 1 of the Notes to Consolidated Financial Statements, we have allocated our allowance for credit losses as presented below.

Allocation of allowance	Dec. 31,
	2019	2018	2017	2016	2015
Commercial real estate	35%	30%	29%	26%	22%
Commercial	28	32	30	29	30
Foreign	11	13	13	13	13
Financial institutions	9	9	9	9	11
Wealth management (a)	9	8	8	8	7
Other residential mortgages	6	6	8	10	12
Lease financings	2	2	3	5	5
Total	100%	100%	100%	100%	100%

(a)	Includes the allowance for wealth management mortgages.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2019	2018	2017	2016	2015
Nonperforming loans:
Other residential mortgages	$62	$67	$78	$91	$102
Wealth management loans and mortgages	24	9	7	8	11
Commercial real estate	—	—	1	—	2
Lease financings	—	—	—	4	—
Financial institutions	—	—	—	—	171
Total nonperforming loans	86	76	86	103	286
Other assets owned	3	3	4	4	6
Total nonperforming assets	$89	$79	$90	$107	$292
Nonperforming assets ratio	0.16%	0.14%	0.15%	0.17%	0.46%
Nonperforming assets ratio, excluding margin loans	0.21	0.18	0.20	0.23	0.67
Allowance for loan losses/nonperforming loans	141.9	192.1	184.9	164.1	54.9
Allowance for loan losses/nonperforming assets	137.1	184.8	176.7	157.9	53.8
Total allowance for credit losses/nonperforming loans	251.2	331.6	303.5	272.8	96.2
Total allowance for credit losses/nonperforming assets	242.7	319.0	290.0	262.6	94.2

Nonperforming assets increased $10 million compared with Dec. 31, 2018, primarily reflecting the 2019 refinement of the application of our nonperforming assets policy for first lien residential mortgage loans greater than 90 days delinquent.

The following table presents loans that are past due 90 days or more and still accruing interest.

Past due loans ≥ 90 days still accruing interest at year-end
(in millions)	2019	2018	2017	2016	2015
Domestic:
Consumer	$—	$12	$5	$7	$5
Commercial	—	—	—	—	—
Total domestic	—	12	5	7	5
Foreign	—	—	—	—	—
Total past due loans	$—	$12	$5	$7	$5

34 BNY Mellon

Results of Operations (continued)

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

Total deposits were $259.5 billion at Dec. 31, 2019, an increase of 9%, compared with $238.8 billion at Dec. 31, 2018. The increase reflects higher interest-bearing deposits in both U.S. and non-U.S. offices, partially offset by lower noninterest-bearing deposits principally in U.S. offices.

Noninterest-bearing deposits were $57.6 billion at Dec. 31, 2019 compared with $70.8 billion at Dec. 31, 2018. Interest-bearing deposits were $201.9 billion at Dec. 31, 2019 compared with $168.0 billion at Dec. 31, 2018.

The aggregate amount of deposits by foreign customers in domestic offices was $47.5 billion and $36.4 billion at Dec. 31, 2019 and Dec. 31, 2018, respectively.

Deposits in foreign offices totaled $105.1 billion at Dec. 31, 2019 and $99.2 billion at Dec. 31, 2018. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2019.

Domestic time deposits ≥ $100,000 at Dec. 31, 2019
(in millions)	Certificates of deposit	Other time deposits	Total
3 months or less	$358	$43,970	$44,328
Between 3 and 6 months	217	—	217
Between 6 and 12 months	45	—	45
Over 12 months	2	—	2
Total	$622	$43,970	$44,592

Short-term borrowings

We fund ourselves primarily through deposits and, to a lesser extent, other short-term borrowings and long-term debt. Short-term borrowings consist of federal funds purchased and securities sold under repurchase agreements, payables to customers and broker-dealers, commercial paper and other borrowed funds. Certain short-term borrowings, for example, securities sold under repurchase agreements, require the delivery of securities as collateral.

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollars in millions)	2019	2018	2017
Maximum month-end balance during the year	$16,967	$21,600	$21,850
Average daily balance (a)	$12,463	$15,546	$19,653
Weighted-average rate during the year (a)	11.53%	4.88%	1.14%
Ending balance (b)	$11,401	$14,243	$15,163
Weighted-average rate at Dec. 31 (b)	9.47%	12.99%	2.33%

(a)
Includes the average impact of offsetting under enforceable netting agreements of $55,595 million in 2019, $25,203 million in 2018 and $5,657 million in 2017. On a Non-GAAP basis, excluding the impact of offsetting, the weighted-average rates would have been 2.11% for 2019, 1.86% for 2018 and 0.89% for 2017. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates paid.

(b)	Includes the impact of offsetting under enforceable netting agreements of $93,794 million at Dec. 31, 2019, $76,040 million at Dec. 31, 2018 and $25,848 million at Dec. 31, 2017.

Fluctuations of federal funds purchased and securities sold under repurchase agreements reflect changes in overnight borrowing opportunities. The fluctuations in the weighted-average rates compared with Dec. 31, 2018 and Dec. 31, 2017 primarily reflect repurchase agreement activity with the Fixed Income Clearing Corporation (“FICC”), where we record interest expense gross, but the ending and average balances reflect the impact of offsetting under enforceable netting agreements. This activity primarily relates to government securities collateralized resale and repurchase agreements executed with clients that are novated to and settle with the FICC.

BNY Mellon 35

Results of Operations (continued)

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollars in millions)	2019	2018	2017
Maximum month-end balance during the year	$20,343	$20,905	$21,621
Average daily balance (a)	$18,778	$19,450	$21,142
Weighted-average rate during the year (a)	1.53%	1.17%	0.34%
Ending balance at Dec. 31	$18,758	$19,731	$20,184
Weighted-average rate at Dec. 31	1.01%	1.62%	0.56%

(a)
The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $15,595 million in 2019, $16,353 million in 2018 and $18,984 million in 2017.

Payables to customers and broker-dealers represent funds awaiting re-investment and short sale proceeds payable on demand. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Information related to commercial paper is presented below.

Commercial paper
(dollars in millions)	2019	2018	2017
Maximum month-end balance during the year	$8,894	$4,470	$4,714
Average daily balance	$2,485	$2,607	$2,630
Weighted-average rate during the year	2.22%	1.97%	1.08%
Ending balance at Dec. 31	$3,959	$1,939	$3,075
Weighted-average rate at Dec. 31	1.60%	2.34%	1.27%

The Bank of New York Mellon issues commercial paper that matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. The fluctuations in the commercial paper balances primarily reflect funding of investments in short-term assets.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollars in millions)	2019	2018	2017
Maximum month-end balance during the year	$3,969	$3,269	$3,955
Average daily balance	$1,895	$2,545	$1,916
Weighted-average rate during the year	3.11%	2.26%	1.36%
Ending balance at Dec. 31	$599	$3,227	$3,028
Weighted-average rate at Dec. 31	2.65%	2.64%	1.48%

Other borrowed funds primarily include borrowings from the Federal Home Loan Bank, overdrafts of sub-custodian account balances in our Investment Services businesses, finance lease liabilities and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements. The decrease in other borrowed funds, compared with prior periods, primarily reflects a decrease in borrowings from the Federal Home Loan Bank and overdrafts of sub-custodian account balances in our Investment Services businesses.

Liquidity and dividends

BNY Mellon defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, or to roll over or issue new debt, especially during periods of market stress, at a reasonable cost, and in order to meet its short-term (up to one year) obligations. Funding liquidity risk is the risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flow and collateral needs without adversely affecting daily operations or our financial condition. Funding liquidity risk can arise from funding mismatches, market constraints from the inability to convert assets into cash, the inability to hold or raise cash, low overnight deposits, deposit run-off or contingent liquidity events.

Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks also can affect BNY Mellon’s liquidity risk profile and are considered in our liquidity risk framework.

36 BNY Mellon

Results of Operations (continued)

The Parent’s policy is to have access to sufficient unencumbered cash and cash equivalents at each quarter-end to cover maturities and other forecasted debt redemptions, net interest payments and net tax payments for the following 18-month period, and to provide sufficient collateral to satisfy transactions subject to Section 23A of the Federal Reserve Act. As of Dec. 31, 2019, the Parent was in compliance with this policy.

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

We define available funds for internal liquidity management purposes as cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. The following table presents our total available funds at period end and on an average basis.

Available funds	Dec. 31, 2019	Dec. 31, 2018	Average
(dollars in millions)			2019	2018	2017
Cash and due from banks	$4,830	$5,864	$5,084	$5,014	$5,039
Interest-bearing deposits with the Federal Reserve and other central banks	95,042	67,988	61,739	68,408	70,213
Interest-bearing deposits with banks	14,811	14,148	14,666	14,740	14,879
Federal funds sold and securities purchased under resale agreements	30,182	46,795	36,705	27,883	27,192
Total available funds	$144,865	$134,795	$118,194	$116,045	$117,323
Total available funds as a percentage of total assets	38%	37%	34%	34%	34%

Total available funds were $144.9 billion at Dec. 31, 2019, compared with $134.8 billion at Dec. 31, 2018. The increase was primarily due to higher interest-bearing deposits with the Federal Reserve and other central banks, partially offset by lower federal funds sold and securities purchased under resale agreements.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, commercial paper and other borrowed funds, were $18.3 billion for 2019 and $22.0 billion for 2018. The decrease primarily reflects a decrease in federal funds purchased and securities sold under repurchase agreements.

Average foreign deposits, primarily from our European-based Investment Services businesses, were $93.2 billion for 2019, compared with $95.5 billion for 2018. The decrease primarily reflects reduced client activity. Average interest-bearing domestic deposits were $78.7 billion for 2019 and $59.2 billion for 2018. The increase primarily reflects an increase in demand and time deposits.

Average payables to customers and broker-dealers were $15.6 billion for 2019 and $16.4 billion for 2018. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $28.1 billion for 2019 and $28.3 billion for 2018. The slight decrease primarily reflects maturities and a redemption of long-term debt, offset by issuances.

Average noninterest-bearing deposits decreased to $51.5 billion for 2019 from $63.8 billion for 2018, primarily reflecting client activity.

A significant reduction in our Investment Services business would reduce our access to deposits. See “Asset/liability management” for additional factors that could impact our deposit balances.

Sources of liquidity

The Parent’s three major sources of liquidity are access to the debt and equity markets, dividends from

BNY Mellon 37

Results of Operations (continued)

its subsidiaries, and cash on hand and cash otherwise made available in business-as-usual circumstances to the Parent through a committed credit facility with our intermediate holding company (“IHC”).

Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2019
	Moody’s		S&P	Fitch		DBRS
Parent:
Long-term senior debt	A1		A	AA-		AA
Subordinated debt	A2		A-	A+		AA (low)
Preferred stock	Baa1		BBB	BBB		A
Outlook - Parent	Stable		Stable	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2		AA-	AA		AA (high)
Subordinated debt	NR		A	NR		NR
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P1		A-1+	F1+		R-1 (high)
Commercial paper	P1		A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	(a)	AA-	AA	(a)	AA (high)
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P1		A-1+	F1+		R-1 (high)

Outlook - Banks	Stable		Stable	Stable		Stable

(a)	Represents senior debt issuer default rating.
NR - Not rated.

Long-term debt totaled $27.5 billion at Dec. 31, 2019 and $29.2 billion at Dec. 31, 2018. The decrease reflects maturities and a redemption totaling $5.3 billion, partially offset by issuances of $3.0 billion and an increase in the fair value of hedged long-term debt. The Parent has $4.0 billion of long-term debt that will mature in 2020.

The following table presents the long-term debt issued in 2019.

Debt issuances
(in millions)	2019
Senior notes:
3-month LIBOR + 28bps senior notes due in 2021	$1,250
1.95% senior notes due 2022	1,000
2.10% senior notes due 2024	750
Total debt issuances	$3,000

In January 2020, the Parent issued $750 million of fixed rate senior notes maturing in 2023 at an annual rate of 1.85% and $250 million of fixed rate senior notes maturing in 2024 at an annual rate of 2.1%.

In February 2020, the Parent redeemed $1.25 billion of the outstanding 2.150% senior notes due 2020 at par plus accrued and unpaid interest.

The Bank of New York Mellon may issue notes and certificates of deposit (“CDs”). At Dec. 31, 2019 and Dec. 31, 2018, $1.1 billion and $2.8 billion, respectively, of CDs were outstanding. At Dec. 31, 2019 and Dec. 31, 2018, $1.3 billion and $1.0 billion, respectively, of notes were outstanding.

The Bank of New York Mellon also issues commercial paper that matures within 397 days from date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. The average commercial paper outstanding was $2.5 billion for 2019 and $2.6 billion for 2018. Commercial paper outstanding was $4.0 billion at Dec. 31, 2019 and $1.9 billion at Dec. 31, 2018.

Subsequent to Dec. 31, 2019, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $1.1 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2019, non-bank subsidiaries of the Parent had liquid assets of approximately $1.8 billion. Restrictions on our

38 BNY Mellon

Results of Operations (continued)

ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation - Capital Planning and Stress Testing - Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

Pershing LLC has uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. Pershing LLC has three separate uncommitted lines of credit amounting to $750 million in aggregate. There were no borrowings under these lines in 2019. Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has three separate uncommitted lines of credit amounting to $350 million in aggregate. Average borrowings under these lines were $2 million, in aggregate, in 2019.

BNY Mellon Capital Markets, LLC also has an uncommitted line of credit in place for $100 million for liquidity purposes. There were no borrowings under this line in 2019.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY Mellon’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash generating fee-based business model, with fee revenue representing 80% of total revenue in 2019, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 116.9% at Dec. 31, 2019 and 117.7% at Dec. 31, 2018, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2019, we paid $1.3 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 26% for 2019.

In 2019, we repurchased 69.3 million common shares at an average price of $48.01 per common share for a total cost of $3.3 billion.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY Mellon’s consolidated HQLA at Dec. 31, 2019, and the average HQLA and average LCR for the fourth quarter of 2019.

Consolidated HQLA and LCR	Dec. 31, 2019
(dollars in billions)
Securities (a)	$106
Cash (b)	87
Total consolidated HQLA (c)	$193

Total consolidated HQLA – average (c)	$168
Average LCR	120%

(a)	Primarily includes securities of U.S. government-sponsored enterprises, sovereign securities, U.S. Treasury, U.S. agency and investment-grade corporate debt.

(b)	Primarily includes cash on deposit with central banks.

(c)
Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $149 billion at Dec. 31, 2019 and averaged $125 billion for the fourth quarter of 2019.

BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout 2019.

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

BNY Mellon 39

Results of Operations (continued)

asset/liability management herein may provide more useful context in evaluating our liquidity position and related activity.

Net cash provided by operating activities was $96 million in 2019, compared with $6.0 billion in 2018. In 2019 and 2018, cash flows provided by operations were principally the result of earnings, partially offset by changes in trading assets and liabilities. In 2018, cash flows provided by operations were also the result of changes in accruals and other balances.

Net cash used for investing activities was $10.5 billion in 2019, compared with net cash provided by investing activities of $3.3 billion in 2018. In 2019 and 2018, net cash used for and provided by investing activities, respectively, primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks and changes in federal funds sold and securities purchased under resale agreements.

Net cash provided by financing activities was $9.5 billion in 2019, compared with net cash used for financing activities of $8.1 billion in 2018. In 2019, net cash provided by financing activities primarily reflects changes in deposits, partially offset by repayments of long-term debt, common stock repurchases and changes in federal funds purchased and securities sold under repurchase agreements. In 2018, net cash used for financing activities primarily reflects repayments of long-term debt, common stock repurchases and changes in deposits, partially offset by proceeds from the issuance of long-term debt.

Commitments and obligations

We have contractual obligations to make fixed and determinable payments to third parties as indicated in the table below. The table excludes certain obligations such as trade payables and trading liabilities, where the obligation is short-term or subject to valuation based on market factors. In addition to the amounts shown in the table below, at Dec. 31, 2019, $173 million of unrecognized tax benefits have been recorded as liabilities in accordance with ASC 740, Income Taxes. Related to these unrecognized tax benefits, we have also recorded a liability for potential interest of $31 million. At this point, it is not possible to determine when these amounts will be settled or resolved.

Contractual obligations at Dec. 31, 2019		Payments due by period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Deposits without a stated maturity	$154,130	$154,130	$—	$—	$—
Term deposits	48,281	48,278	2	—	1
Federal funds purchased and securities sold under repurchase agreements	11,401	11,401	—	—	—
Payables to customers and broker-dealers	18,758	18,758	—	—	—
Other borrowed funds (a)	599	599	—	—	—
Operating leases	2,066	284	423	302	1,057
Long-term debt (b)	30,667	4,702	9,268	8,721	7,976
Unfunded pension and post-retirement benefits	244	28	55	50	111
Investment commitments (c)	422	152	243	7	20
Total contractual obligations	$266,568	$238,332	$9,991	$9,080	$9,165

(a)	Includes finance leases.

(b)	Includes interest.

(c)	Includes Community Reinvestment Act commitments.

40 BNY Mellon

Results of Operations (continued)

We have entered into fixed and determinable commitments as indicated in the table below:

Other commitments at Dec. 31, 2019		Amount of commitment expiration per period
(in millions)	Total	Less than 1 year	1-3 years	3-5 years	Over 5 years
Securities lending indemnifications (a)	$408,378	$408,378	$—	$—	$—
Lending commitments	49,119	31,042	7,017	10,772	288
Standby letters of credit	2,298	1,572	628	95	3
Purchase obligations (b)	1,862	971	666	210	15
Commercial letters of credit	74	74	—	—	—
Private equity commitments (c)	55	23	4	28	—
Total commitments	$461,786	$442,060	$8,315	$11,105	$306

(a)	Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $57 billion at Dec. 31, 2019.

(b)	Purchase obligations are defined as agreements to purchase goods or services that are enforceable and legally binding and specify all significant terms.

(c)	Relates to SBIC investments, which are compliant with the Volcker Rule.

See “Liquidity and dividends” and Note 22 of the Notes to Consolidated Financial Statements for a further discussion of the source of funds for our commitments and obligations.

Off-balance sheet arrangements

Off-balance sheet arrangements discussed in this section are limited to certain guarantees, retained or contingent interests and obligations arising out of unconsolidated variable interest entities (“VIEs”). Guarantees include SBLCs issued as part of our corporate banking business and securities lending indemnifications issued as part of our Investment Services business. See Note 22 of the Notes to Consolidated Financial Statements for a further discussion of our off-balance sheet arrangements.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2019	2018
At period end:
BNY Mellon shareholders’ equity to total assets ratio	10.9%	11.2%
BNY Mellon common shareholders’ equity to total assets ratio	9.9%	10.2%
Total BNY Mellon shareholders’ equity	$41,483	$40,638
Total BNY Mellon common shareholders’ equity (a)	$37,941	$37,096
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)	$19,216	$18,290
Book value per common share (a)	$42.12	$38.63
Tangible book value per common share – Non-GAAP (a)	$21.33	$19.04
Closing stock price per common share	$50.33	$47.07
Market capitalization	$45,331	$45,207
Common shares outstanding	900,683	960,426

Full-year:
Average common equity to average assets	10.8%	11.0%
Cash dividends per common share	$1.18	$1.04
Common dividend payout ratio	26%	26%
Common dividend yield	2.3%	2.2%

(a)	See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 101 for a reconciliation of GAAP to Non-GAAP.

The Bank of New York Mellon Corporation total shareholders’ equity increased to $41.5 billion at Dec. 31, 2019 from $40.6 billion at Dec. 31, 2018. The increase primarily reflects earnings, unrealized gains on securities available-for-sale and the impact of stock awards and option exercises, partially offset by common stock repurchases and dividend payments.

BNY Mellon 41

Results of Operations (continued)

We repurchased 69.3 million common shares at an average price of $48.01 per common share for a total of $3.3 billion in 2019. We expect to continue to repurchase shares in the first half of 2020 under the 2019 capital plan.

The unrealized gain (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated OCI was $361 million at Dec. 31, 2019, compared with an unrealized loss (after-tax) of $167 million at Dec. 31, 2018. The increase in the unrealized gain, net of tax, was primarily driven by lower market interest rates.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2019 and Dec. 31,

2018, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

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

The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2019					Dec. 31, 2018
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		11.5%	10.7%
Tier 1 capital ratio	6%		10		13.7	12.8
Total capital ratio	10%		12		14.4	13.6
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		12.5%	11.7%
Tier 1 capital ratio	6%		10		14.8	14.1
Total capital ratio	10%		12		15.8	15.1
Tier 1 leverage ratio	N/A	(c)	4		6.6	6.6
SLR (d)	N/A	(c)	5		6.1	6.0

The Bank of New York Mellon regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	6.5%		7%		15.1%	14.0%
Tier 1 capital ratio	8		8.5		15.1	14.3
Total capital ratio	10		10.5		15.2	14.7
Tier 1 leverage ratio	5		4		6.9	7.6
SLR (d)	6		3		6.4	6.8

(a)	Minimum requirements for Dec. 31, 2019 include minimum thresholds plus currently applicable buffers.

(b)
For our CET1, Tier 1 capital and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. The Tier 1 leverage ratio is based on Tier 1 capital and quarterly average total assets. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%.

(c)	The Federal Reserve’s regulations do not establish well capitalized thresholds for these measures for BHCs.

(d)	The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures.

42 BNY Mellon

Results of Operations (continued)

Our CET1 ratio determined under the Advanced Approaches was 11.5% at Dec. 31, 2019 and 10.7% at Dec. 31, 2018. The increase compared with Dec. 31, 2018 primarily reflects capital generated through earnings, unrealized gains on securities available-for-sale, lower RWAs and the impact of stock awards and option exercises, partially offset by capital deployed through common stock repurchases and dividend payments. RWAs decreased compared with Dec. 31, 2018, as an increase in credit risk RWAs was more than offset by a decrease in operational risk RWAs primarily due to the external loss data used in our model.

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

The following table presents our capital components and RWAs.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2019	2018
CET1:
Common shareholders’ equity	$37,941	$37,096
Adjustments for:
Goodwill and intangible assets (a)	(18,725)	(18,806)
Net pension fund assets	(272)	(320)
Equity method investments	(311)	(361)
Deferred tax assets	(46)	(42)
Other	(47)	—
Total CET1	18,540	17,567
Other Tier 1 capital:
Preferred stock	3,542	3,542
Other	(86)	(65)
Total Tier 1 capital	$21,996	$21,044
Tier 2 capital:
Subordinated debt	$1,248	$1,250
Allowance for credit losses	216	252
Other	(11)	(10)
Total Tier 2 capital – Standardized Approach	1,453	1,492
Excess of expected credit losses	—	65
Less: Allowance for credit losses	216	252
Total Tier 2 capital – Advanced Approaches	$1,237	$1,305
Total capital:
Standardized Approach	$23,449	$22,536
Advanced Approaches	$23,233	$22,349

Risk-weighted assets:
Standardized Approach	$148,695	$149,618
Advanced Approaches:
Credit Risk	$95,490	$92,917
Market Risk	4,020	3,454
Operational Risk	61,388	68,300
Total Advanced Approaches	$160,898	$164,671

Average assets for Tier 1 leverage ratio	$334,869	$319,007
Total leverage exposure for SLR	$362,452	$347,943

(a)	Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

BNY Mellon 43

Results of Operations (continued)

The table below presents the factors that impacted CET1 capital.

CET1 generation	2019
(in millions)
CET1 – Beginning of year	$17,567
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	4,272
Goodwill and intangible assets, net of related deferred tax liabilities	81
Gross CET1 generated	4,353
Capital deployed:
Common stock repurchases	(3,327)
Common stock dividend payments	(1,120)
Total capital deployed	(4,447)
Other comprehensive income:
Foreign currency translation	148
Unrealized gain on assets available-for-sale	526
Defined benefit plans	(54)
Unrealized gain on cash flow hedges	3
Other	(90)
Total other comprehensive income	533
Additional paid-in capital (a)	397
Other additions (deductions):
Embedded goodwill	50
Net pension fund assets	48
Deferred tax assets	(4)
Other	43
Total other additions	137
Net CET1 generated	973
CET1 – End of year	$18,540

(a)	Primarily related to stock awards, the exercise of stock options and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2019 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2019
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	7	bps	8	bps
Advanced Approaches	6		7

Tier 1 capital:
Standardized Approach	7		10
Advanced Approaches	6		9

Total capital:
Standardized Approach	7		11
Advanced Approaches	6		9

Tier 1 leverage	3		2

SLR	3		2

Capital ratios vary depending on the size of the balance sheet at period end and the levels and types of investments in assets. The balance sheet size fluctuates from period to period based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher. In addition, when markets experience significant volatility or stress, our balance sheet size may increase considerably as client deposit levels increase.

Total Loss-Absorbing Capacity (“TLAC”)

The final TLAC rule establishing external TLAC, external long-term debt (“LTD”) and related requirements for U.S. G-SIBs, including BNY Mellon, at the top-tier holding company level became effective on Jan. 1, 2019. The following summarizes the minimum requirements for BNY Mellon’s external TLAC and external LTD ratios, plus currently applicable buffers.

	As a % of RWAs (a)	As a % of total leverage exposure
Eligible external TLAC ratios	Regulatory minimum of 18% plus a buffer (b) equal to the sum of 2.5%, the method 1 G-SIB surcharge (currently 1%), and the countercyclical capital buffer, if any	Regulatory minimum of 7.5% plus a buffer (c) equal to 2%
Eligible external LTD ratios	Regulatory minimum of 6% plus the greater of the method 1 or method 2 G-SIB surcharge (currently 1.5%)	4.5%
(a)    RWA is the greater of Standardized and Advanced Approaches.
(b)    Buffer to be met using only CET1.

(c)	Buffer to be met using only Tier 1 capital.

External TLAC consists of the Parent’s Tier 1 capital and eligible unsecured LTD issued by it that has a remaining term to maturity of at least one year and satisfies certain other conditions. Eligible LTD consists of the unpaid principal balance of eligible unsecured debt securities, subject to haircuts for amounts due to be paid within two years, that satisfy certain other conditions. Debt issued prior to Dec. 31, 2016 has been permanently grandfathered to the extent these instruments otherwise would be ineligible only due to containing impermissible acceleration rights or being governed by foreign law.
44 BNY Mellon

Results of Operations (continued)

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2019
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	27.2%
As a percentage of total leverage exposure	7.5%	9.5%	12.1%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	12.2%
As a percentage of total leverage exposure	4.5%	N/A	5.4%

If BNY Mellon maintains risk-based ratio or leverage TLAC measures above the minimum required level, but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income (that is, four quarters trailing net income, net of distributions and tax effects not reflected in net income).

Issuer purchases of equity securities

Share repurchases – fourth quarter of 2019			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2019
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2019	16,548	$46.41	16,548	$2,191
November 2019	5,500	48.39	5,500	1,925
December 2019	129	50.15	129	1,918
Fourth quarter of 2019 (a)	22,177	$46.92	22,177	1,918	(b)

(a)
Includes 21 thousand shares repurchased at a purchase price of $1 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price per share of open market purchases was $46.92.

(b)	Represents the maximum value of the shares authorized to be repurchased through the second quarter of 2020, including employee benefit plan repurchases.

In June 2019, in connection with the Federal Reserve’s non-objection to our 2019 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $3.94 billion of common stock starting in the third quarter of 2019 and continuing through the second quarter of 2020. This new share repurchase plan replaces all previously authorized share repurchase plans.

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

Trading activities and risk management

Our trading activities are focused on acting as a market-maker for our customers, facilitating customer trades and risk mitigating hedging in compliance with the Volcker Rule. The risk from market-making activities for customers is managed by our traders and limited in total exposure through a system of position limits, value-at-risk (“VaR”) methodology and other market sensitivity measures. VaR is the potential loss in value due to adverse market movements over a defined time horizon with a specified confidence level. The calculation of our VaR used by management and presented below assumes a one-day holding period, utilizes a 99% confidence level and incorporates non-linear product characteristics. VaR facilitates comparisons across portfolios of different risk characteristics. VaR also captures the diversification of aggregated risk at the firm-wide level.

BNY Mellon 45

Results of Operations (continued)

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

VaR (a)	2019			Dec. 31, 2019
(in millions)	Average	Minimum	Maximum
Interest rate	$4.3	$3.2	$7.3	$4.8
Foreign exchange	3.1	1.5	6.4	2.7
Equity	0.8	0.3	1.2	1.0
Credit	0.9	0.4	2.0	1.3
Diversification	(3.3)	N/M	N/M	(4.0)
Overall portfolio	5.8	3.9	9.5	5.8

VaR (a)	2018			Dec. 31, 2018
(in millions)	Average	Minimum	Maximum
Interest rate	$4.1	$3.0	$5.5	$4.3
Foreign exchange	4.3	2.9	8.3	4.1
Equity	0.7	—	1.2	0.8
Credit	0.9	0.6	2.6	0.6
Diversification	(4.2)	N/M	N/M	(3.2)
Overall portfolio	5.8	3.6	10.4	6.6

(a)	VaR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.
N/M - Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a minimum and maximum portfolio diversification effect.

The interest rate component of VaR represents instruments whose values are predominantly driven by U.S. Treasury securities interest rate levels. These instruments include, but are not limited to, U.S. Treasury securities, swaps, swaptions, forward rate agreements, exchange-traded futures and options, and other interest rate derivative products.

The foreign exchange component of VaR represents instruments whose values predominantly vary with the level or volatility of currency exchange rates or interest rates. These instruments include, but are not limited to, currency balances, spot and forward transactions, currency options and other currency derivative products.

The equity component of VaR consists of instruments that represent an ownership interest in the form of domestic and foreign common stock or other equity-linked instruments. These instruments include, but are not limited to, common stock, exchange-traded funds, preferred stock, listed equity options (puts and calls), OTC equity options, equity total return swaps, equity index futures and other equity derivative products.

The credit component of VaR represents instruments whose values are predominantly driven by credit spread levels, i.e., idiosyncratic default risk. These instruments include, but are not limited to, securities with exposures from corporate and municipal credit spreads.

The diversification component of VaR is the risk reduction benefit that occurs when combining portfolios and offsetting positions, and from the correlated behavior of risk factor movements.

During 2019, interest rate risk generated 47% of average gross VaR, foreign exchange risk generated 34% of average gross VaR, equity risk generated 9% of average gross VaR and credit risk generated 10% of average gross VaR. During 2019, our daily trading loss did not exceed our calculated VaR amount of the overall portfolio.

46 BNY Mellon

Results of Operations (continued)

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)	Quarter ended
(dollars in millions)	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	March 31, 2019	Dec. 31, 2018

Revenue range:	Number of days
Less than $(2.5)	3	2	—	1	1
$(2.5) – $0	5	7	4	5	7
$0 – $2.5	23	26	30	22	17
$2.5 – $5.0	24	22	23	23	24
More than $5.0	7	7	7	10	13

(a)
Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

Trading assets include debt and equity instruments and derivative assets, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading assets were $13.6 billion at Dec. 31, 2019 and $7.0 billion at Dec. 31, 2018.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading liabilities were $4.8 billion at Dec. 31, 2019 and $3.5 billion at Dec. 31, 2018.

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

At Dec. 31, 2019, our OTC derivative assets, including those in hedging relationships, of $3.2 billion included a credit valuation adjustment (“CVA”) deduction of $24 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.8 billion included a debit valuation adjustment (“DVA”) of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $4 million and the DVA was unchanged in 2019. The net impact of these adjustments increased foreign exchange and other trading revenue by $4 million in 2019. During 2019, no realized loss was charged off against CVA reserves.

At Dec. 31, 2018, our OTC derivative assets, including those in hedging relationships, of $2.8 billion included a CVA deduction of $22 million. Our OTC derivative liabilities, including those in hedging relationships, of $2.4 billion included a DVA of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $4 million and the DVA increased by less than $1 million in 2018. The net impact of these adjustments increased foreign exchange and other trading revenue by $5 million in 2018. During 2018, no realized loss was charged off against CVA reserves.

The table below summarizes the distribution of credit ratings for our foreign exchange and interest rate derivative counterparties over the past five quarters, which indicates the level of counterparty credit associated with these trading activities. Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY Mellon.

BNY Mellon 47

Results of Operations (continued)

Foreign exchange and other trading counterparty risk rating profile (a)	Quarter ended
	Dec. 31, 2019	Sept. 30, 2019	June 30, 2019	March 31, 2019	Dec. 31, 2018

Rating:
AAA to AA-	54%	55%	54%	49%	50%
A+ to A-	24	24	26	28	28
BBB+ to BBB-	17	16	17	20	18
BB+ and lower (b)	5	5	3	3	4
Total	100%	100%	100%	100%	100%

(a)	Represents credit rating agency equivalent of internal credit ratings.

(b)	Non-investment grade.

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

In the table below, we use the earnings simulation model to run various interest rate ramp scenarios from a baseline scenario. The interest rate ramp scenarios examine the impact of large interest rate movements. In each scenario, all currencies’ interest rates are shifted higher or lower. The baseline scenario is based on our quarter-end balance sheet and the spot yield curve. The 100 basis point ramp scenario assumes rates change 25 basis points above or below the yield curve in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter change. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period. The net interest revenue sensitivity methodology assumes static deposit levels and also assumes that no management actions will be taken to mitigate the effects of interest rate changes.

The following table shows net interest revenue sensitivity for BNY Mellon.

Estimated changes in net interest revenue (in millions)	Dec. 31, 2019	Sept. 30, 2019	Dec. 31, 2018
Up 200 bps parallel rate ramp vs. baseline (a)	$195	$187	$411
Up 100 bps parallel rate ramp vs. baseline (a)	79	74	198
Down 100 bps parallel rate ramp vs. baseline (a)	(40)	(45)	(163)
Long-term up 50 bps, short-term unchanged (b)	110	115	82
Long-term down 50 bps, short-term unchanged (b)	(105)	(119)	(98)

(a)	In the parallel rate ramp, both short-term and long-term rates move in four equal quarterly increments.

(b)	Long-term is equal to or greater than one year.

To illustrate the net interest revenue sensitivity to deposit runoff, we note that a $5 billion instantaneous reduction of U.S. dollar denominated noninterest-bearing deposits would reduce the net interest revenue sensitivity results in the ramp up 100 basis point and 200 basis point scenarios in the table above by approximately $110 million and approximately $140 million, respectively. The impact would be smaller if the runoff was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

For a discussion of factors impacting the growth or contraction of deposits, see “Risk Factors - Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.”

48 BNY Mellon

Results of Operations (continued)

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

Estimated changes in EVE	Dec. 31, 2019

Rate change:
Up 200 bps vs. baseline	(4.6)%
Up 100 bps vs. baseline	(1.7)%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2019, net investments in foreign operations totaled $14 billion and were spread across 16 foreign currencies.

BNY Mellon 49

Risk Management

Overview

BNY Mellon plays a vital role in the global financial markets, and effective risk management is critical to our success. Risk management begins with a strong risk culture, and we reinforce our culture through policies and the Code of Conduct, which are grounded in four principles:

•
Leading by Example: BNY Mellon’s senior management and leaders set the tone and expectations regarding risk culture, maintaining consistent executive sponsorship and senior governance for risk, conduct and ethics issues. They hold themselves and others to the highest ethical standards and create a culture of transparency and accountability where learning from mistakes is valued.

•
Demonstrating Integrity: We promptly identify and appropriately address potential client conflicts and ensure our business practices support market integrity. Further, BNY Mellon fosters open and honest relationships with supervisors and stakeholders.

•
Ensuring Risk Ownership: We clearly articulate risk management responsibilities of the first and second line, and articulate our risk culture in the BNY Mellon risk appetite statement. We consistently evaluate risk issues when considering business decisions.

•
Embedding Ethical Behavior: BNY Mellon integrates risk, conduct and ethics expectations throughout the employee lifecycle, reinforced through training and communications. We continually encourage the reporting and escalation of risk, conduct and ethics issues.

BNY Mellon’s business model requires taking on intelligent risk in a responsible and measured manner; balancing risk relative to reward to achieve our strategic objectives and business plans. BNY Mellon’s Risk Identification process is the foundation for understanding and managing risk across our five primary risk categories: Operational Risk, Market Risk, Credit Risk, Liquidity Risk and Strategic Risk. Each quarter, the firm’s risks are aggregated, reviewed and evaluated to determine the set of risks most material to BNY Mellon. Outputs from the Risk Identification process inform elements of our risk framework such as Risk Appetite, Enterprise-wide Stress Testing and Capital Plans.

BNY Mellon’s Risk Appetite expresses the aggregate level of risk we are willing to assume to meet our objectives in a manner that balances risk and reward while considering our risk capacity and maintaining a balance sheet that remains resilient throughout market cycles. This guides BNY Mellon’s risk-taking activities and informs key decision-making processes, including the manner by which we pursue our business strategy and the method by which we manage risk. The Risk Appetite Statement and associated key risk metrics to monitor appetite are updated and approved by the Risk Committee of the Board at least annually.

BNY Mellon conducts Enterprise-wide Stress Testing at least annually as part of its Internal Capital Adequacy Assessment Process in accordance with the Comprehensive Capital Analysis and Review (“CCAR”), and as required by the enhanced prudential standards issued pursuant to the Dodd-Frank Act. Enterprise-wide Stress Testing performs analyses across the Company’s lines of business, products, geographic areas, and risk types incorporating the results from the different underlying models and projections given alternative stress test scenarios. It is an important component of assessing the adequacy of capital as well as identifying any high risk touch points in business activities. Furthermore, by integrating Enterprise-wide Stress Testing into the Company’s capital planning process, the results provide a forward-looking evaluation of the ability to complete planned capital actions in a more-adverse-than-anticipated economic environment. Additional details on Capital Planning and Stress Testing are included in “Supervision and Regulation.”

Organizational Model

BNY Mellon’s Three Lines of Defense model is a critical component of our risk management framework to clarify roles and responsibilities across the organization.

BNY Mellon’s first line includes senior management and business and corporate staff, excluding management and employees in Risk Management, Compliance and Internal Audit. Senior management in the first line is responsible for maintaining and implementing an effective risk management framework and ensuring BNY Mellon appropriately manages risk consistent with its strategy and risk tolerance, including establishing clear responsibilities

50 BNY Mellon

Risk Management (continued)

and accountability for the identification, measurement, management and control of risk.

Risk & Compliance is the independent second line function. They are responsible for the framework, policies and tools for managing risk and compliance and provide review and challenge to the first line’s management of risk. The organizational model facilitates the management of risk and compliance across three views – businesses, regions and enterprise-wide disciplines applying consistent standards across the firm – with ultimate accountability to BNY Mellon’s Chief Risk Officer. The Chief Risk Officer has reporting lines to both the BNY Mellon Chief Executive Officer and the Risk Committee of the Board of Directors.

Internal Audit is BNY Mellon’s third line of defense and serves as an independent, objective assurance function that reports directly to the Audit Committee of the Company’s Board of Directors. It assists the Company in accomplishing its objectives by bringing a systematic, disciplined, risk-based approach to evaluate and improve the effectiveness of the Company’s risk management, control and governance processes. The scope of Internal Audit’s work includes the review and evaluation of the adequacy, effectiveness and sustainability of risk management procedures, internal control systems, information systems and governance processes.

Governance

BNY Mellon’s management is responsible for execution of the Company’s risk management and compliance framework and the governance structure that supports it, with oversight provided by BNY Mellon’s Board of Directors and two key Board committees: the Risk Committee and the Audit Committee.

A summary of the governance structure is provided below.

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

The Audit Committee is also comprised entirely of independent directors. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, our independent registered public accountant’s qualifications and independence, and the performance of our independent registered public accountant and internal audit function. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Senior Risk and Control Committee (“SRCC”) is the most senior risk governance group at the Company and is responsible for reviewing on an ongoing basis the top risks of the Company. The SRCC provides oversight for all Risk Management, Compliance & Ethics activities and processes,

BNY Mellon 51

Risk Management (continued)

including the Risk Framework. The committee is chaired by the Chief Risk Officer and its members include the Chief Executive Officer, Chief Financial Officer and General Counsel.

The SRCC has 10 sub-committees:

•
Asia Pacific Senior Risk & Control Committee and Europe, Middle East, Africa Senior Risk & Control Committee: The most senior risk governance groups for the regions with oversight responsibility for risk and control matters.

•
Operational Risk Committee: Oversees the operational risk framework and policies, reviews and monitors program outputs and metrics, monitors resolution of significant operational risk matters, including changes to the risk and control environment, and escalates concerns to the SRCC.

•	Enterprise Model Risk Committee: Communicates an aggregate view of model risk to SRCC and the Board. Establishes policy and serves as an escalation point for key decisions on models.

•
Technology & Information Risk Committee: Oversees the risks and associated policies related to enterprise technology initiatives to help maintain and protect the confidentiality, integrity, and availability of BNY Mellon’s information and technology assets from internal and external threats.

•
Credit Portfolio Management Committees: Six Portfolio Management Committees, governed by the same charter and rules, manage, monitor and review one of Credit Risk’s primary portfolio segments, including underwriting criteria, portfolio limits and composition, concentration, credit strategy, quality and exposure.

•
Asset Liability Committee: The Asset Liability Committee (“ALCO”) is the senior management committee responsible for balance sheet oversight, including capital, liquidity and interest rate risk management.

•
Balance Sheet Risk Committee (“BSRC”): Provides governance over independent risk oversight of liquidity risks associated with assets and liabilities, liquidity risk limits calibration, and the adequacy of related control procedures.

•
Resolvability Steering Committee: Oversees recovery and resolution planning, including but not limited to the project governance and oversight framework for all recovery and resolution planning requirements in relevant jurisdictions where BNY Mellon operates.

•
Strategic Risk Committee: Considers for approval proposals for major strategic initiatives significantly impacting the risk profile of the company, including but not limited to acquisitions, material changes to existing products, material new products, significant business process changes and complex transactions.

52 BNY Mellon

Risk Management (continued)

Risk Types Overview

The understanding, identification, measurement and mitigation of risk are essential elements for the successful management of BNY Mellon. Our primary risk categories are:

Type of risk	Description
Operational	The risk of loss resulting from inadequate or failed internal processes, human factors and systems, breaches of technology and information systems or from external events.
Market
The risk of loss due to adverse changes in the financial markets. Our market risks are primarily interest rate, foreign exchange and equity risk. Market risk particularly impacts our exposures that are fair valued such as the securities portfolio, trading book and equity investments.

Credit
The risk of loss if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk is resident in the majority of our assets, but primarily concentrated in the loan and securities books, as well as off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.

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

Strategic
The risk arising from adverse business decisions, poor implementation of business decisions or lack of responsiveness to changes in the financial industry and operating environment. Strategic and/or business risks may also arise from the acceptance of new businesses, the introduction or modification of products, strategic finance and risk management decisions, business process changes, complex transactions, acquisitions/ divestitures/ joint ventures and major capital expenditures/ investments.

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

•
Corporate Operational Risk Management is the independent second line function responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of Corporate Operational Risk Management are to promote effective risk management, identify emerging risks and drive continuous improvement in controls and to optimize capital.

•
Technology risk is a subset of operational risk. Technology Risk Management is the independent operational risk management function that drives the development of global technology policies, controls and methods for assessing, measuring and monitoring information and technology risk for BNY Mellon. Technology Risk Management partners with the businesses to drive better

BNY Mellon 53

Risk Management (continued)

understanding and a more accurate assessment of operational risks that can occur from technology operations.

•
Operational resiliency is a top priority for the Company. The core of our enterprise resiliency strategy is built on the Enterprise Resiliency Office, with second line oversight from Resiliency Risk Management. Elements of the resiliency strategy include our Business Services Framework, IT Asset Management, Application transformation (Greenfield) and Mainframe modernization, as well as Disaster Recovery Testing and Business Continuity capabilities. We are also focused on the resiliency capabilities of our most important service providers. These capabilities are intended to enable the Company to deliver services to our clients, to prevent, respond to and recover from business disruptions and threats, and embed governance and management in order to prioritize delivery of critical assets and mitigate financial, operational, business, cyber and technological risks.

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

Market Risk

Our business activity tends to minimize outright our direct exposure to market risk, with such risk primarily limited to market volatility from trading activity in support of clients. More significant direct market risk is assumed in the form of interest rate and credit spread risk within the investment portfolio both as a means for forward asset/liability management and net interest revenue generation.

The Company has indirect market risk exposure associated with the change in the value of financial collateral underlying securities financing and derivatives positions. The Collateral Margin Review Committee reviews and approves the standards for collateral received or paid in respect of collateralized derivative agreements and securities financing transactions.

Oversight of market risk is performed by the SRCC and BSRC and through executive review meetings. Detailed reviews of stress tests results are conducted during the Markets Weekly Risk Review. Senior managers from Risk Management, Finance and Sales and Trading attend the review. Oversight of the Corporate Treasury function is provided by the Treasury Risk Committee, biweekly Portfolio Management Group risk meetings, Business Risk Committee and portfolio reviews.

The Business Risk Committee for the Markets business reviews key risk and control issues and related initiatives facing all Markets lines of business. Also addressed during the Business Risk Committee meetings are trading VaR and trading stressed VaR exposures against limits.

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

We manage credit risk at both the individual exposure level as well as the portfolio level. Credit risk at the individual exposure level is managed through our credit approval system and involves four approval levels up to and including the Chief Risk Officer of the Company. The requisite approvals are based upon the size and relative risk of the aggregate exposure under consideration. The Credit Risk Group is responsible for approving the size, terms and maturity of all credit exposures, as well as the ongoing monitoring of the creditworthiness of the counterparty. In addition, it is responsible for

54 BNY Mellon

Risk Management (continued)

assigning and maintaining the internal risk ratings on each exposure.

The calculation of a fundamental credit measure is based on a projection of a statistically probable credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Credit loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” For institutional lending, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/counterparties are assigned ratings by Credit Portfolio Managers on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss given default ratings (on a 5-grade scale) that reflect the transactions’ structures, including the effects of guarantees, collateral and relative seniority of position.

The Enterprise Capital Adequacy Group is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss. These methodologies and input estimates are regularly evaluated to ensure their appropriateness and accuracy. As new techniques and data become available, the Enterprise Capital Adequacy Group attempts to incorporate, where appropriate, those techniques or data.

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

ALCO is responsible for appropriately executing Board-approved strategies, policies and procedures for managing liquidity. Senior management is responsible for regularly reporting the liquidity position of the Company to the Board of Directors. The Board of Directors approves liquidity risk tolerances and is responsible for oversight of liquidity risk management of the Company. The BSRC provides governance over independent Risk oversight of liquidity risks associated with assets and liabilities, liquidity risk limits calibration and the adequacy of related control procedures. The Treasury Risk Committee, which is chaired by independent risk management, is responsible for reviewing liquidity stress tests and various liquidity metrics, including contractual cash flow gaps for liquidity, liquidity stress metrics and ratios, LCR, net stable funding ratio (“NSFR”) and client deposit concentration. The Treasury Risk Committee validates and approves stress test methodologies and assumptions, and an independent Liquidity Risk function provides ongoing review and oversight of liquidity risk management.

BNY Mellon seeks to maintain an adequate liquidity cushion in both normal and stressed environments and seeks to diversify funding sources by line of business, customer and market segment with the objective that changes in funding requirements at the Parent and at our bank and broker-dealer subsidiaries can be accommodated routinely without material adverse impact on our financial condition. Additionally, we seek to maintain liquidity ratios within approved limits and liquidity risk tolerance,

BNY Mellon 55

Risk Management (continued)

maintain a liquid asset buffer that can be liquidated, financed and/or pledged as necessary, and control the levels and sources of wholesale funds.

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

Strategic Risk

Our strategy includes, but is not limited to, improving organic growth across our businesses, driving quality solutions and operating efficiencies, and expanding technology-enabled solutions. Successful realization of our strategy requires that we provide expertise and insight through market-leading solutions that drive economies of scale, attract, develop and retain highly talented people capable of executing our strategy, while protecting our sound and stable financial profile. We must understand and meet market and client expectations with suitable products and offerings that are financially viable and scalable and that integrate into our business model. Failure to do so could impact both our growth strategy and our ability to service our existing clients, resulting in potential financial loss or litigation.

Changes in the markets in which we and our clients operate can evolve quickly. The introduction of new or disruptive technologies, geopolitical events and slowing economies are examples of events that can produce market uncertainty. Failure to either anticipate or participate in transformational change within a given market or appropriately and promptly react to market conditions or client preferences could result in poor strategic positioning and potential negative financial impact. While it is essential that we continue to innovate and respond to changing markets and client demand, we must do so in a manner that does not affect our financial position or jeopardize our fundamental business strategy.

56 BNY Mellon

Supervision and Regulation

Evolving Regulatory Environment

BNY Mellon engages in banking, investment advisory and other financial activities in the U.S. and 34 other countries, and is subject to extensive regulation in the jurisdictions in which it operates. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our shareholders or non-depositor creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. The impact of certain other laws and regulations, such as tax law, is discussed elsewhere in the Annual Report. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

The financial services industry has been the subject of enhanced regulatory oversight in the past decade globally, and this trend may continue in the future. Our businesses have been subject to a significant number of global reform measures.

Political developments have resulted and may continue to result in legislative and regulatory changes to key aspects of the Dodd-Frank Act and its implementing regulations. For example, the Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Reform Act”) became law in 2018.

Enhanced Prudential Standards

The Federal Reserve has adopted rules (“SIFI Rules”) to implement liquidity requirements, stress testing of capital and overall risk management requirements affecting U.S. systemically important financial institutions (“SIFIs”). BNY Mellon must comply with enhanced liquidity and overall risk management standards, which include maintenance of a buffer of highly liquid assets based on projected funding needs for 30 days. The liquidity buffer is in addition to the U.S. banking agencies’ rules regarding the LCR, discussed below, and is described by the Federal

Reserve as being “complementary” to those liquidity standards.

Single Counterparty Credit Limits

On June 14, 2018, the Federal Reserve approved a final rule imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY Mellon, that are G-SIBs. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities. The final rule introduces new definitions of “subsidiary” and “affiliate” under a financial consolidation standard that is consistent with accounting standards. The final rule became applicable to BNY Mellon on Jan. 1, 2020.

The final rule establishes two primary credit exposure limits: (i) a covered domestic BHC may not have aggregate net credit exposure to any unaffiliated counterparty in excess of 25% of its Tier 1 capital; and (ii) a U.S. G-SIB is further prohibited from having aggregate net credit exposure in excess of 15% of its Tier 1 capital to any “major counterparty” (defined as a G-SIB or a nonbank SIFI).

As of Jan. 1, 2020, BNY Mellon was and continues to be in compliance with the two primary exposure limits based on the daily monitoring process we have established. The final rule provides a cure period of 90 days (or, with prior notice from the Federal Reserve Board, a longer or shorter period) for breaches of the SCCL rule. During the cure period, a company may not engage in additional credit transactions with the particular counterparty unless the company has obtained a temporary credit exposure limit increase from the Federal Reserve.

Capital Planning and Stress Testing

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its banks and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including its obligations with respect to its securities, and to provide funds for share repurchases and payment of common and

BNY Mellon 57

Supervision and Regulation (continued)

preferred dividends to its stockholders, to the extent declared by the Board of Directors. Various federal and state laws and regulations limit the amount of dividends that may be paid to the Parent by our bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The Office of the Comptroller of the Currency (“OCC”), the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”) have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the Federal Deposit Insurance Act, as amended (the “FDI Act”), an insured depository institution (“IDI”) may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

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

BNY Mellon’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s CCAR, implementing its capital plan rule. That rule requires BNY Mellon to submit annually a capital plan to the Federal Reserve. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plan. Generally, BNY Mellon and other affected BHCs may pay dividends, repurchase stock and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to our capital plan for quantitative reasons, including if the plan does not show that the covered BHC will meet, for each quarter throughout the nine-quarter planning horizon covered by the capital plan, all minimum regulatory capital ratios under applicable capital rules as in effect for that quarter on a pro forma basis under the base case and stressed scenarios (including a severely adverse scenario provided by the Federal Reserve). The capital plan rule also stipulates that we may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios.

The purpose of CCAR is to ensure that these BHCs have robust, forward-looking capital planning processes that account for their unique risks and that permit continued operations during times of economic and financial stress. The 2019 CCAR instructions, consistent with prior Federal Reserve guidance, provide that capital plans contemplating dividend payout ratios exceeding 30% of projected after-tax net income will receive particularly close scrutiny. BNY Mellon’s common stock dividend payout ratio was 26% for 2019. See “Capital” for information about our 2019 capital plan.

58 BNY Mellon

Supervision and Regulation (continued)

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary Dodd-Frank Act Stress Tests (“DFAST”). The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, as revised in 2019 pursuant to the Reform Act, we are required to undergo an annual regulatory stress test conducted by the Federal Reserve and to conduct an annual company-run stress test. In addition, The Bank of New York Mellon is required to conduct an annual company-run stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). The Reform Act eliminated the Dodd-Frank company-run stress test requirements for banks with less than $250 billion in assets, including BNY Mellon, N.A. Results from our annual company-run stress test are reported to the appropriate regulators and published. The Federal Reserve published the results of its most recent annual 2019 DFAST stress-test on June 21, 2019. We published the results of our most recent annual company-run stress test on June 21, 2019, and the results of our final company-run mid-year stress test on Oct. 9, 2019, the requirement for which was eliminated in 2019 pursuant to the Reform Act.

Capital Requirements – Generally

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

U.S. Capital Rules – Minimum Risk-Based Capital Ratios and Capital Buffers

Consistent with the terms of the Basel III framework and the Dodd-Frank Act, the U.S. capital rules require Advanced Approaches banking organizations, such as BNY Mellon, to satisfy minimum risk-based capital ratios using both the U.S. capital rules’ standardized approach risk-weightings framework (the “Standardized Approach”) and the advanced approaches risk-weighting framework (the “Advanced Approaches”). See “Capital” for details on these requirements. In addition, these minimum ratios are supplemented by a capital conservation buffer of 2.5%, which was gradually phased in from Jan. 1, 2016 until Jan. 1, 2019. The capital conservation buffer can only be satisfied with CET1 capital.

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

For G-SIBs, like BNY Mellon, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). The first method is based on the BCBS framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. The second method uses similar inputs, but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. Consistent with the phase-in of the capital conservation buffer, the G-SIB capital surcharge was gradually phased-in from

BNY Mellon 59

Supervision and Regulation (continued)

Jan. 1, 2016 until it became fully effective on Jan. 1, 2019. The G-SIB surcharge applicable to BNY Mellon for 2019 was 1.5%.

U.S. Capital Rules – Deductions from and Adjustments to Capital Elements

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

U.S. Capital Rules – Advanced Approaches Risk-Based Capital Rules

Under the U.S. capital rules’ Advanced Approaches framework, credit risk risk-weightings are generally based on risk-sensitive approaches that largely rely on the use of internal credit models and parameters, whereas under the Standardized Approach credit risk risk-weightings are generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. BNY Mellon is required to comply with Advanced Approaches reporting and public disclosures. For purposes of determining whether we meet minimum risk-based capital requirements under the U.S. capital rules, our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of each ratio as calculated under the Standardized Approach and under the Advanced Approaches framework.

U.S. Capital Rules – Generally Applicable Risk-Based Capital Rules: Standardized Approach

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

Securities finance transactions, including transactions in which we serve as agent and provide securities replacement indemnification to a securities lender, are treated as repo-style transactions under the U.S. capital rules. The rules do not permit a banking organization to use a simple VaR approach to calculate exposure amounts for repo-style transactions or to use internal models to calculate the exposure amount for the counterparty credit exposure for repo-style transactions under the Standardized Approach (although these methodologies are allowed in the Advanced Approaches). Under the Standardized Approach, a banking organization may use a collateral haircut approach to recognize the credit risk mitigation benefits of financial collateral that secures a repo-style transaction, including an agented securities lending transaction, among other transactions. To apply the collateral haircut approach, a banking organization must determine the exposure amount and the relevant risk weight for the counterparty and collateral posted.

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

Leverage Ratios

The U.S. capital rules require a minimum 4% leverage ratio for all banking organizations, as well as

60 BNY Mellon

Supervision and Regulation (continued)

a 3% Basel III-based SLR for Advanced Approaches banking organizations, including BNY Mellon. Unlike the Tier 1 leverage ratio, the SLR includes certain off-balance sheet exposures in the denominator, including the potential future credit exposure of derivative contracts and 10% of the notional amount of unconditionally cancelable commitments.

Pursuant to the Reform Act, on Nov.19, 2019, the U.S. banking agencies finalized a rule to exclude certain central bank deposits from the total leverage exposure, the SLR denominator, and related TLAC and LTD measures of custody banks, including BNY Mellon and The Bank of New York Mellon. Under the final rule, qualifying central banks include a Federal Reserve Bank, the European Central Bank or a central bank of a member country of the Organisation for Economic Co-operation and Development (“OECD”), provided that an exposure to the OECD member country receives a zero percent risk weighting and the sovereign debt of such country is not, and has not been, in default in the past five years. The central bank deposit exclusion from the SLR denominator would equal the average daily balance over the applicable quarter of all deposits placed with a qualifying central bank up to an amount equal to the on-balance sheet deposit liabilities that are linked to fiduciary or custodial and safekeeping accounts. The rule is effective April 1, 2020. See “Federal Reserve and OCC Proposed Amendments to the Enhanced Supplementary Leverage Ratio Requirements for U.S. G-SIBs” below for a discussion of additional proposed amendments to applicable SLR requirements.

The U.S. G-SIBs (including BNY Mellon) are subject to an enhanced SLR, which requires us to maintain an SLR of greater than 5% (composed of the current minimum requirement of 3% plus a greater than 2% buffer) and requires bank subsidiaries of those BHCs to maintain at least a 6% SLR in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below. At Dec. 31, 2019, our SLR was 6.1% and the SLR for our primary banking subsidiary, The Bank of New York Mellon, was 6.4%.

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

For IDI subsidiaries of U.S. G-SIBs regulated by the Federal Reserve or the OCC, the proposal would replace the current 6% SLR threshold requirement for those institutions to be considered “well capitalized” under the agencies’ prompt corrective action framework with an SLR of at least 3% plus 50% of the G-SIB surcharge applicable to their top-tier holding companies. The proposed rule would also make corresponding changes to the TLAC SLR buffer and long-term debt requirements for U.S. G-SIBs, as well as technical changes to the Federal Reserve’s TLAC rule. The Federal Reserve and OCC have not yet issued a final rule.

BCBS Revisions to Components of Basel III

In December 2017, the BCBS released revisions to Basel III intended to reduce variability of RWA and improve the comparability of banks’ risk-based capital ratios. Among other measures, the final revisions: (i) establish a revised Standardized Approach for credit risk that enhances the Standardized Approach’s granularity and risk sensitivity; (ii) adjust the internal ratings-based approaches for credit risk by removing the use of the advanced internal ratings-based approach for certain asset classes and establishing input floors for the calculation of RWA; (iii) replace the advanced measurement approach for operational risk with a revised Standardized Approach for operational risk based on measures of a bank’s income and historical losses; (iv) revise the leverage ratio exposure measure, establish a “leverage ratio buffer” for G-SIBs, set at 50% of a G-SIB’s risk-based capital surcharge, and allow national discretion to exclude central bank placements in limited circumstances (see “Leverage Ratios” above); and (v) introduce a new 72.5% output floor based on the Standardized Approach. The revised standards are effective Jan. 1, 2022, with the output floor phasing in from 2022 to 2027.

In January 2019, the BCBS released revised minimum capital requirements for market risk. The revised standards also come into effect Jan. 1, 2022. While the U.S. regulators have implemented or issued

BNY Mellon 61

Supervision and Regulation (continued)

proposals to implement certain aspects of these revised Basel standards, there is continuing uncertainty regarding the extent to which the U.S. regulators will implement them.

Standardized Approach for Measuring Counterparty Credit Risk Exposures

On Nov. 19, 2019, the Federal Reserve, FDIC and OCC jointly issued a final rule, which amends the U.S. capital rules to implement a new approach for calculating the exposure amount for derivative contracts, which is called the Standardized Approach for Counterparty Credit Risk (“SA-CCR”). The final rule also incorporates SA-CCR into the determination of exposure amount of derivatives for total leverage exposure under the SLR and the cleared transaction framework under the U.S. capital rules. The mandatory compliance date of the SA-CCR rule for the Advanced Approaches Banks is Jan. 1, 2022. The final rule allows any banking organization to elect to adopt SA-CCR starting April 1, 2020, provided they receive approval from the Federal Reserve. BNY Mellon is evaluating what effect this final rule will have on our risk-weighted assets and capital ratios.

Total Loss-Absorbing Capacity

The Federal Reserve imposes external TLAC and related requirements for U.S. G-SIBs, including BNY Mellon, at the top-tier holding company level that became effective on Jan. 1, 2019.

U.S. G-SIBs are required to maintain a minimum eligible external TLAC equal to the greater of (i) 18% of RWAs plus a buffer (to be met using only CET1) equal to the sum of 2.5% of RWAs, the G-SIB surcharge calculated under method 1 and any applicable countercyclical buffer; and (ii) 7.5% of their total leverage exposure (the denominator of the SLR) plus a buffer (to be met using only Tier 1 Capital) equal to 2%.

U.S. G-SIBs are also required to maintain minimum external eligible LTD equal to the greater of (i) 6% of RWAs plus the G-SIB surcharge (calculated using the greater of method 1 and method 2), and (ii) 4.5% of total leverage exposure. In order to be deemed eligible LTD, debt instruments must, among other requirements, be unsecured, not be structured notes, be governed by U.S. law, and have a maturity of at least one year from the date of issuance. In addition, LTD issued on or after Dec. 31, 2016 must (i) not have acceleration rights, other than in the event of non-payment or the bankruptcy or insolvency of the issuer and (ii) be governed by U.S. law. However, debt issued by a U.S. G-SIB prior to Dec. 31, 2016 is permanently grandfathered to the extent these securities would be ineligible only due to containing impermissible acceleration rights or being governed by foreign law.

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

Foreign jurisdictions may impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The European Union’s Capital Requirements Regulation 2 (“CRR2”) will require EU material subsidiaries of non-EU G-SIBs (including BNY Mellon) to maintain a minimum level of internal loss absorbing capacity, broadly in line with the Financial Stability Board (“FSB”) TLAC term sheet, promulgated in November 2015. The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) is considered an EU material subsidiary for purposes of this regulation.

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

62 BNY Mellon

Supervision and Regulation (continued)

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

The PCA rules require an Advanced Approaches banking organization to maintain an SLR of at least 3% to qualify for the “adequately capitalized” status. In addition, the U.S. federal banking agencies’ revisions to the enhanced SLR establish a SLR “well capitalized” threshold of 6% for certain IDIs of U.S. G-SIBs, including The Bank of New York Mellon and BNY Mellon N.A. For a discussion of proposed amendments to the SLR as part of the PCA rules, see “Federal Reserve and OCC Proposed Amendments to the Enhanced Supplementary Leverage Ratio Requirements for U.S. G-SIBs” above.

Liquidity Standards – Basel III and U.S. Rules and Proposals

BNY Mellon is subject to the U.S. LCR Rule, which is designed to ensure that BNY Mellon and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2019, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

The BCBS issued the final NSFR document in October 2014, which contemplates an additional liquidity measure, referred to as NSFR, which is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. In May 2016, the Federal Reserve, FDIC and OCC proposed an NSFR rule that would implement a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY Mellon. The proposed NSFR rule would implement a test similar to the Basel III framework’s test for medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. Under the proposed rule,

BNY Mellon’s NSFR would be expressed as a ratio of its available stable funding to its required stable funding amount, and BNY Mellon would be required to maintain an NSFR of 1.0. BNY Mellon continues to evaluate the potential effects of this proposal on its operations. A final NSFR rule has not been issued.

Separately, as noted above, the SIFI Rules address liquidity requirements for BHCs with $100 billion or more in total assets, including BNY Mellon. These enhanced liquidity requirements include an independent review of liquidity risk management; establishment of cash flow projections; a contingency funding plan, and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios.

Volcker Rule

The provisions of the Dodd-Frank Act commonly referred to as the “Volcker Rule” prohibit “banking entities,” including BNY Mellon, from engaging in proprietary trading and limit our sponsorship of, and investments in, private equity and hedge funds (“covered funds”), including our ability to own or provide seed capital to covered funds. In addition, the Volcker Rule restricts us from engaging in certain transactions with covered funds (including, without limitation, certain U.S. funds for which BNY Mellon acts as both sponsor/manager and custodian). These restrictions are subject to certain exceptions.

The restrictions concerning proprietary trading do not contain a broad exemption for asset-liability management functions, but contain more limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain classes of exempted instruments, including government securities. Ownership interests in covered funds is generally limited to 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment. The aggregate value of all such ownership interests in covered funds is limited to 3% of the banking organization’s Tier 1 capital, and such interests are subject to a deduction from its Tier 1 capital. The 2019 amendments to the

BNY Mellon 63

Supervision and Regulation (continued)

Volcker Rule (discussed below) remove the requirements that ownership interests in third-party covered funds held under the underwriting and market-making exemptions be subject to the aggregate limit and capital deduction, but preserve these requirements for ownership interests in covered funds sponsored or organized by BNY Mellon.

The Volcker Rule regulations also require us to develop and maintain a compliance program.

In 2019, the Federal Reserve, OCC, FDIC, the Commodity Futures Trading Commission (“CFTC”) and the Securities and Exchange Commission (“SEC”) approved a final rule to modify the current regulations implementing the Volcker Rule. The most impactful aspects of the revisions with respect to BNY Mellon concern the compliance requirements applicable to institutions with moderate exposure to trading assets and trading liabilities, which are institutions with less than $20 billion and more than $1 billion of trading assets and trading liabilities. Specifically, among other revisions, such “moderate trading” banks will not be required to file an annual CEO attestation and will not be required to file quantitative metrics. Furthermore, the comprehensive six-pillar compliance program associated with the Volcker Rule will no longer apply to “moderate trading” banks; rather, such banks are permitted to tailor their compliance programs to the size and nature of their activities. BNY Mellon expects to be treated as a “moderate trading” bank under the revised Volcker Rule. The final revisions are also likely to result in fewer financial instruments and other transactions being subject to the prohibitions on proprietary trading. The mandatory compliance date of the final rule is Jan. 1, 2021, but institutions may elect to comply as early as Jan. 1, 2020.

On Jan. 30, 2020, the Federal Reserve, OCC, FDIC, CFTC and SEC proposed revisions to the covered funds provisions of the Volcker Rule’s implementing regulations. We are currently reviewing the proposal.

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

In addition, because BNY Mellon is subject to supervision by the Federal Reserve, we must comply with the U.S. prudential margin rules with respect to its OTC swap transactions. The variation margin requirements of these rules have been in effect, and the initial margin requirements became applicable in September 2019. Furthermore, various BNY Mellon subsidiaries are also subject to OTC derivatives regulation by local authorities in Europe and Asia.

SEC Rules on Mutual Funds

The SEC has adopted regulations that impose requirements on mutual funds, exchange-traded funds and other registered investment companies. These rules require mutual funds (other than money market funds) to provide portfolio-wide and position-level holdings data to the SEC on a monthly basis. This data includes the pricing of portfolio securities, information regarding repurchase and securities lending activities, and the terms of derivatives contracts. Information contained in reports for the last month of each fund’s fiscal quarter are made available to the public within 60 days of the end of the relevant quarter.

The rules also impose liquidity risk management requirements that are intended to reduce the risk that funds will not be able to meet shareholder redemptions and to minimize the impact of redemptions on remaining shareholders. In keeping with the SEC’s requirements, we have established a liquidity risk management program whereby each impacted fund classifies the investments in its portfolio into one of four liquidity categories; maintains a highly liquid investment minimum; and limits illiquid investments to 15% of net assets.

On Nov. 25, 2019, the SEC re-proposed Rule 18f-4 under the Investment Company Act of 1940 (the “‘40 Act”), which was first proposed in 2015 and which would permit most registered investment companies to enter into derivatives transactions and certain other transactions notwithstanding the ‘40 Act’s restrictions, provided that the funds comply with certain conditions. The conditions include the implementation of a derivatives risk management program and compliance with an outer leverage risk

64 BNY Mellon

Supervision and Regulation (continued)

limit. The proposal would also permit a fund to enter into certain financing transactions and unfunded commitments subject to specific conditions. The SEC also proposed sales practices rules with respect to trades in shares of certain leveraged investment vehicles. BNY Mellon is evaluating the potential impact of these proposals on our activities.

Recovery and Resolution Planning

As required by the Dodd-Frank Act, large financial institutions such as BNY Mellon are required to submit periodically to the Federal Reserve and the FDIC a plan – referred to as the 165(d) resolution plan – for its rapid and orderly resolution in the event of material financial distress or failure. In addition, certain large IDIs, such as The Bank of New York Mellon are required to submit periodically to the FDIC a separate plan for resolution in the event of the institution’s failure. The public portions of these resolution plans are available on the Federal Reserve’s and FDIC’s websites. BNY Mellon also maintains a comprehensive recovery plan, which describes actions it could take to avoid failure if faced with financial stress.

In October 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY Mellon, to file alternating full and, more limited, targeted resolution plans every two years. BNY Mellon’s next targeted resolution plan is due on July 1, 2021, followed by a full resolution plan submission due on July 1, 2023. The final rule does not materially modify the components or informational requirements of full resolution plans.

If the Federal Reserve and FDIC jointly determine that our 165(d) resolution plan is not credible and we fail to address the deficiencies in a timely manner, the FDIC and the Federal Reserve may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. If we continue to fail to adequately remedy any deficiencies, we could be required to divest assets or operations that the regulators determine necessary to facilitate our orderly resolution.

The resolution strategy set out in our 165(d) resolution plan is a single point of entry strategy, whereby certain key operating subsidiaries would be provided with sufficient capital and liquidity to operate in the event of material financial stress or failure and only our parent holding company would file for bankruptcy. In connection with our single point of entry resolution strategy, we have established the IHC to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. In addition, we have a binding support agreement in place that requires the IHC to provide that support. The support agreement required the Parent to transfer its intercompany loans and most of its cash to the IHC, and requires the Parent to continue to transfer cash and other liquid financial assets to the IHC on an ongoing basis.

BNY Mellon and the other U.S. G-SIBs are subject to heightened supervisory expectations for recovery and resolution preparedness under Federal Reserve rules and guidance. The Federal Reserve incorporates reviews of our capabilities in respect of recovery and resolution preparedness as part of its ongoing supervision of BNY Mellon.

The European Union Bank Recovery and Resolution Directive (“BRRD”) provides the legal framework for recovery and resolution planning, including a set of harmonized powers to resolve or implement recovery of in-scope institutions, such as subsidiaries of non-European Economic Area (“EEA”) banks incorporated in the EEA. The BRRD gives relevant EEA regulators various powers, including (i) powers to intervene pre-resolution to require an institution to take remedial steps to avoid the need for resolution; (ii) resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); (iii) the power to require a firm to change its structure to remove impediments to resolvability; and (iv) powers to require in-scope institutions to prepare recovery plans. Under the BRRD, resolution authorities (rather than the institutions themselves) are responsible for drawing up resolution plans based on information provided by relevant institutions.

In addition, under the BRRD in-scope institutions are required to maintain a minimum requirement for own funds, defined as regulatory capital, and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL will be set on a case-by-case basis for each institution subject to the BRRD. MREL is the EU equivalent of TLAC, and is generally aligned with the FSB’s TLAC proposals. In

BNY Mellon 65

Supervision and Regulation (continued)

contrast to TLAC, MREL will apply to all EU-domiciled credit institutions and certain other firms subject to the BRRD (not only G-SIBs). Certain BRRD-related requirements have recently been amended under the EU Banking Reform Package, referred to below.

Rules on Resolution Stays for Qualified Financial Contracts

In 2017, the Federal Reserve, OCC and FDIC adopted rules requiring U.S. G-SIBs (and their subsidiaries and controlled entities) and the U.S. operations of foreign G-SIBs to amend their covered qualified financial contracts (“QFCs”), thereby facilitating the application of U.S. special resolution regimes as necessary.

The final rule allows these G-SIBs to comply with the rule by amending covered QFCs (with the consent of relevant counterparties) using the International Swaps and Derivatives Association (“ISDA”) 2018 U.S. Resolution Stay Protocol (the “Protocol”), ISDA 2015 Universal Stay Protocol or by executing appropriate bilateral amendments to the covered QFCs. BNY Mellon entities which have been confirmed to engage in covered QFC activities have adhered to the Protocol and, where necessary, have executed bilateral amendments to cover QFCs.

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

The Dodd-Frank Act created a new resolution regime (known as the “orderly liquidation authority”) for systemically important financial companies, including BHCs and their affiliates. Under the orderly liquidation authority, the FDIC may be appointed as receiver for the systemically important institution, and its failed nonbank subsidiaries, for purposes of liquidating the entity if, among other conditions, it is determined that the institution is in default or in danger of default and the failure poses a risk to the stability of the U.S. financial system.

If the FDIC is appointed as receiver under the orderly liquidation authority, then the powers of the receiver, and the rights and obligations of creditors and other parties who have dealt with the institution, would be determined under the Dodd-Frank Act’s orderly liquidation authority provisions, and not under the insolvency law that would otherwise apply. The

66 BNY Mellon

Supervision and Regulation (continued)

powers of the receiver under the orderly liquidation authority were based on the powers of the FDIC as receiver for depository institutions under the FDI Act. However, the provisions governing the rights of creditors under the orderly liquidation authority were modified in certain respects to reduce disparities with the treatment of creditors’ claims under the U.S. Bankruptcy Code as compared to the treatment of those claims under the new authority. Nonetheless, substantial differences in the rights of creditors exist between these two regimes, including the right of the FDIC to disregard the strict priority of creditor claims in some circumstances, the use of an administrative claims procedure to determine creditors’ claims (as opposed to the judicial procedure utilized in bankruptcy proceedings), and the right of the FDIC to transfer assets or liabilities of the institution to a third party or a “bridge” entity.

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

BNY Mellon 67

Supervision and Regulation (continued)

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

Financial Crimes Enforcement Network (“FinCEN”)

FinCEN has issued rules under the Bank Secrecy Act that apply to covered financial institutions, including The Bank of New York Mellon and BNY Mellon, N.A., setting forth five pillars of an effective anti-money laundering (“AML”) program: development of internal policies, procedures and related controls; designation of a compliance officer; a thorough and ongoing training program; independent review for compliance; and customer due diligence (“CDD”). CDD requires a covered financial institution to implement and maintain risk-based procedures for conducting CDD that include the identification and verification of any beneficial owner(s) of each legal entity customer at the time a new account is opened on or after May 11, 2018.

New York State Department of Financial Services Anti-Money Laundering and Anti-Terrorism Regulations

The NYSDFS has also issued regulations requiring regulated institutions, including The Bank of New York Mellon, to maintain a transaction monitoring program to monitor transactions for potential Bank Secrecy Act (“BSA”) and AML violations and suspicious activity reporting, and a watch list filtering program to interdict transactions prohibited by applicable sanctions programs.

The regulations require a regulated institution to maintain programs to monitor and filter transactions for potential BSA and AML violations and prevent transactions with sanctioned entities. The regulations also require institutions to submit annually a Board resolution or senior officer compliance finding confirming steps taken to ascertain compliance with the regulation.

Privacy and Data Protection

The privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including BNY Mellon, from disclosing nonpublic personal financial information of consumer customers to third parties for certain purposes (primarily marketing)

68 BNY Mellon

Supervision and Regulation (continued)

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

New Rating System for the Supervision of Large Financial Institutions

On Nov. 2, 2018, the Federal Reserve issued a final rule (the “LFI Rule”) that establishes a new rating system for the supervision of large financial institutions (“LFIs”), including BNY Mellon. The LFI rating system applies to, among other entities, all BHCs with total consolidated assets of $100 billion or more. The LFI Rule became effective on Feb. 1, 2019.

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

The Federal Reserve assigned initial ratings under the new rating system to BHCs that are subject to the Large Institution Supervision Coordinating Committee framework, including BNY Mellon, in 2019.

Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements

BNY Mellon is registered as an FHC under the BHC Act. We are subject to supervision by the Federal Reserve. In general, the BHC Act limits an FHC’s business activities to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, engaging in activities incidental to banking, and engaging in any activity, or acquiring and retaining the shares of any company engaged in any activity, that is either financial in nature or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

A BHC’s ability to maintain FHC status is dependent on: (i) its U.S. depository institution subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the prompt corrective action regulations of the appropriate regulatory agency (discussed above under “Prompt Corrective Action”); (ii) the BHC itself qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations; and (iii) its U.S. depository institution subsidiaries continuing to maintain at least a “satisfactory” rating under the CRA.

BNY Mellon 69

Supervision and Regulation (continued)

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, or make acquisitions, that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2019, BNY Mellon and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

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

Certain of our subsidiaries are registered investment advisors under the Investment Advisers Act of 1940 (“Advisers Act”), as amended, and as such are supervised by the SEC. They are also subject to various U.S. federal and state laws and regulations and to the laws and regulations of any countries in which they conduct business. Our subsidiaries advise both public investment companies which are registered with the SEC under the ‘40 Act, including the BNY Mellon Family of Funds, and private investment companies which are not registered under the ‘40 Act.

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

SEC Regulation Best Interest

On June 5, 2019, the SEC adopted a package of rulemakings and interpretations designed to enhance the quality and transparency of retail investors’ relationships with investment advisers and broker-dealers while preserving access to a variety of investment services and products. Specifically, these actions include Regulation Best Interest, the Form CRS Relationship Summary, and two separate interpretations under the Advisers Act. Regulation Best Interest will require a broker-dealer to act in the “best interest” of a retail customer when making a recommendation of any securities transaction or investment strategy to any such customer. Regulation Best Interest, which has a compliance date of June 30, 2020, is designed to make it clear that a broker-dealer may not put its financial interests ahead of the interests of a retail customer in making recommendations. The Form CRS Relationship Summary, which also has a compliance date of June 30, 2020, will require registered investment advisers and broker-dealers to provide retail investors with information about the nature of their relationship with their investment professional, and would supplement other more detailed disclosures. In addition, the SEC finalized its interpretation of the fiduciary duty applicable to investment advisers under the Advisers Act. Finally, the SEC issued an interpretation of the “solely incidental” prong of the broker-dealer

70 BNY Mellon

Supervision and Regulation (continued)

exclusion under the Advisers Act, which is intended to more clearly delineate when a broker-dealer’s performance of advisory activities causes it to become an investment adviser within the meaning of the Advisers Act. BNY Mellon continues to evaluate the impact that these developments may have on BNY Mellon.

Exchange-Traded Funds Rule

On Sept. 26, 2019, the SEC announced that it had adopted Rule 6c-11 (the “ETF Rule”) under the ‘40 Act, which permits exchange-traded funds (“ETFs”) that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums, discounts and bid-ask spread information, as well as the ETF’s daily portfolio holdings. The ETF Rule became effective on Dec. 23, 2019. One year after that date, all existing exemptive orders for ETFs that would be permitted to operate in reliance on the ETF Rule will be rescinded. The ETF Rule also requires ETFs using custom baskets to put written policies and procedures in place establishing that the custom baskets are in the best interests of the ETF and its shareholders. BNY Mellon is planning to launch ETFs in 2020 under the ETF Rule.

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

The primary prudential framework in the EU is provided by the Capital Requirements Directive IV (“CRD4”) and the Capital Requirements Regulation (“CRR”), both of which implement many elements of the Basel III framework. CRD4/CRR are being

BNY Mellon 71

Supervision and Regulation (continued)

updated by the Capital Requirements Directive V (“CRD5”) and the Capital Requirements Regulation II (“CRR2”) respectively, as described below under “EU Banking Reform Package.”

Our Investment Management and Investment Services businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various new, revised and/or proposed European Union directives and regulations have or will have a significant impact on our provision of many of our products and services, including the Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulation (collectively, “MiFID II”), the Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investment in Transferable Securities (“UCITS V”), the Central Securities Depositories Regulation, the regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), the Securities Financing Transactions Regulation, the Payment Services Directive II and the Benchmarks Regulation. These European Union directives and regulations may impact our operations and risk profile but may also provide new opportunities for the provision of BNY Mellon products and services. Some of these European Union directives and regulations are still subject to finalization by the legislative authorities and/or substantial secondary legislation. This creates uncertainty as to business impact.

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

EU Banking Reform Package

CRD5, CRR2, the Bank Resolution and Recovery Directive 2 (“BRRD2”) and Single Resolution Mechanism 2 (“SRMR2”) (collectively, “The EU

Banking Reform Package”) entered into force on June 27, 2019 and are being implemented in various phases between 2019 and 2024. This legislative package amends CRD4, CRR, the BRRD and the Single Resolution Mechanism Regulation.

Among other things, CRD5 includes a requirement for certain non-EU banking groups to have up to two “EU intermediate parent undertakings” (“EU IPUs”). All EU credit institutions and certain EU investment firms in such non-EU banking groups would need to fall within a corporate structure headed by one of the EU IPUs. BNY Mellon is assessing the impact of this requirement in conjunction with the Investment Firms Directive (“IFD”)/Investment Firms Regulation (“IFR”) legislation referred to below.

CRR2 includes provisions relating to the leverage ratio, NSFR, MREL (including closer alignment to the final FSB TLAC standard), a revised Basel market risk framework, counterparty credit risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures and reporting/disclosure requirements. Many of the elements of CRR2 will apply from June 27, 2021.

BRRD2 includes new rules on MREL to bring these in line with the FSB’s TLAC standard. BRRD2 also amends BRRD moratorium tools, and introduces an EU-wide requirement for contractual recognition of resolution stay powers. Currently only some Member States have contractual recognition of resolution stay powers. SRMR2 includes revisions to the MREL framework that mirror the amendments in BRRD2.

The extent to which the UK implements the EU Banking Reform Package depends on its policy stance after the end of the transition period under the EU withdrawal agreement. The UK government has expressed an intention to implement the remaining elements of the Basel III framework in the UK, in line with previous G20 commitments.

Investment Firms Directive and Investment Firms Regulation

IFD/IFR, previously referred to as the “new prudential regime for investment firms,” is a more tailored, proportionate prudential regime for investment firms. IFD/IFR entered into force on Dec. 25, 2019 and will generally apply from June 26, 2021 (immediately before CRR2 generally applies).

72 BNY Mellon

Supervision and Regulation (continued)

Under IFD/IFR, most EU investment firms will move from the current CRD4/CRR regime to the IFD/IFR regime on June 26, 2021. Accordingly, such firms will not need to implement CRD5/CRR2. We expect that most (if not all) of BNY Mellon’s EU investment firms will be classified as “Class 2 investment firms,” which means that they will become subject to the IFD/IFR regime.

The extent to which the UK implements IFD/IFR depends on its policy stance after the end of the transition period under the EU withdrawal agreement. The UK may implement many elements of IFD/IFR, as the UK supported the development of a more proportionate prudential regime for investment firms, and in order to maintain broad alignment with the EU in this area.

European Deposit Insurance Scheme

The European Commission has proposed a European Deposit Insurance Scheme (“EDIS”) for euro area Member States. Under the EDIS proposal, existing national euro area deposit guarantee schemes would transition over a number of years to a mutualized or EU-reinsurance-based deposit guarantee scheme applicable in the euro area. It is unclear when the EDIS proposal will be implemented.

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

Capital Markets Union

A key policy objective of the 2014-19 European Commission was to develop a Capital Markets Union (“CMU”) in the EU. While some initiatives were substantially advanced, including a new Prospectus Regulation and a new Securitization Regulation, which became fully effective in 2019, there has been little overall progress towards achieving the objective of creating a true pan-EU CMU.

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

BNY Mellon 73

Other Matters

UK’s Withdrawal from the EU (“Brexit”)

The UK withdrew from the EU on Jan. 31, 2020. The UK and EU have agreed on terms for the UK’s withdrawal from the EU, including a transition period until Dec. 31, 2020. During the transition period, the UK will continue to have access to the EU’s single market by virtue of “EU passporting rights” and will abide by EU rules and regulations until the end of the transition period. During this time, UK financial services firms will have full EU “passporting” rights to provide services in a number of EU jurisdictions. At the end of the transition period, UK financial services firms will lose the benefit of transacting within the EU by virtue of the “passporting” rights unless an alternative agreement is made during the transition period.

BNY Mellon’s plan for Brexit has always assumed that UK financial services firms will no longer benefit from “passporting” rights at the point of withdrawal and it currently assumes that an alternative agreement will not be made during the transition period.

BNY Mellon maintains a presence in the UK through the London branch of The Bank of New York Mellon, The Bank of New York Mellon (International) Limited, a credit institution incorporated and authorized in the UK, and a number of its investment management subsidiaries. We maintain a presence in the EU through BNY Mellon SA/NV, which is headquartered in Belgium and has a branch network in a number of other EU countries, and through certain of our investment management subsidiaries. BNY Mellon SA/NV has a general banking license for the provision of banking and investment services. We have undertaken adjustments to the operations of BNY Mellon SA/NV so that it may provide a wider range of services to clients domiciled in the EU. For a discussion of the risks regarding Brexit, see “Risk Factors - The UK’s withdrawal from the EU may have negative effects on global economic conditions, global financial markets, and our business and results of operations.”

Replacement of Interbank Offered Rates (“IBORs”), including LIBOR

Globally, financial market participants have begun to transition away from LIBOR and other IBORs to alternative reference rates in anticipation of the expected discontinuance of LIBOR and other IBORs by the end of 2021. This transition will impact assets and liabilities on our balance sheet that reference IBORs, investments that we manage linked to IBORs in our Investment Management business and the operational servicing of products that reference IBORs in our Investment Services business.

We are working to facilitate an orderly transition from IBORs to alternative reference rates for us and our clients. Accordingly, we have created a global transition program with senior management oversight that focuses on, among other things, evaluating and monitoring the impacts of the discontinuance of reference IBORs and the transition to replacement benchmarks on our business operations and financial condition; identifying and evaluating the scope of impacted financial instruments and contracts and the attendant risks; and implementing technology systems, models and analytics to support the transition. In addition, we continue to actively engage with our regulators and clients and participate in central bank and sector working groups.

There remain, however, a number of unknown factors regarding the transition from the IBORs and/or interest rate benchmark reforms that could impact our business. For a further discussion of the various risks, see “Risk Factors - Transitions away from and the anticipated replacement of LIBOR and other IBORs could adversely impact our business and results of operations.”

74 BNY Mellon

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

Operational Risk

A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

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

Upgrading our computer systems, software and networks subjects us to the risk of disruptions, failures or delays due to the complexity and interconnectedness of our systems, software and networks. The failure to upgrade or maintain these computer systems, software and networks could result in greater susceptibility to attacks, unauthorized access and misuse, and could also prevent us from achieving our business continuity and resiliency objectives. There can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that they will be adequately addressed.

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of technology risk to us, including from breakdowns, capacity constraints, failures or delays of their own systems or other services that impair our ability to process transactions and communicate with customers and counterparties. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor common to our third-party service providers could impede their ability to provide products or services to us. We may not be able to effectively monitor or mitigate operational risks relating to the use of common vendors by third-party service providers, which could result in potential liability to clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. The technology used can become increasingly complex and rely on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to conduct adequate review and consideration of

BNY Mellon 75

Risk Factors (continued)

critical business changes prior to and during introduction and deployment of key technological systems or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

We continue to evaluate and strengthen our business continuity and operational resiliency capabilities and have increased our investments in technology to steadily enhance those capabilities, including our ability to resume and sustain our operations. There can be no guarantee, however, that a technology outage will not occur or that our business continuity and operational resiliency capabilities will enable us to maintain our operations and appropriately respond to events. For a discussion of operational risk, see “Risk Management - Operational Risk.”

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

We have been, and we expect to continue to be, the target of attempted cyber-attacks, computer viruses or other malicious software, denial of service efforts, phishing attacks and other information security threats, including unauthorized access attempts. These cybersecurity risks are expected to continue to increase and intensify. Although we deploy a broad range of sophisticated defenses, we could suffer a material adverse impact or disruption as a result of a cybersecurity incident.

Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential information. These individuals or groups include employees, vendors and customers, as well as others with malicious intent. Malicious actors may also attempt to place individuals within BNY Mellon or fraudulently induce employees, vendors, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. A cybersecurity incident that results in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information, may require us to reconstruct lost data (which may not be possible), reimburse clients for data and credit monitoring services, result in loss of customer business, or damage to our computers or systems and those of our customers and counterparties. These impacts could be costly and time-consuming and materially negatively impact our business operations, financial condition and reputation.

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, it is possible that we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, especially because the techniques used change frequently or are not recognized until after they are launched. Moreover, attacks can originate from a wide variety of sources, including malicious actors who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, or from cross-contamination of legitimate parties (including vendors, clients, financial market utilities, and other financial institutions).

The failure to maintain an adequate technology infrastructure and applications with effective cybersecurity controls relative to the type, size and complexity of operations, markets and products traded, access to trading venues and our market interconnectedness could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our

76 BNY Mellon

Risk Factors (continued)

ability to comply with regulatory obligations leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cybersecurity threats. A successful cyberattack could occur and persist for an extended period of time before being detected. In addition, because any investigation of a cybersecurity incident would be inherently unpredictable, the extent of a particular cybersecurity incident and the path of investigating the incident may not be immediately clear. It may take a significant amount of time before such an investigation can be completed and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the extent of the harm or how best to remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, regulators, clients and other stakeholders may be inaccurate, any or all of which could further increase the costs and consequences of a cybersecurity incident.

Our business may be materially adversely affected by operational risk.

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and as such, are subject to execution and processing errors and failures. As our businesses evolve to even more complex and voluminous transactions, at ever increasing speeds, we must also evolve our processes, controls, workforce and technology to accurately and timely execute those transactions, which may result in an increased risk of error or significant operational delay. When errors or delays do occur, they may be difficult to detect and fix in a timely manner.

As a result, operational errors or significant operational delays could materially negatively impact our ability to conduct our business or service our clients, which could adversely affect our results of operations due to potentially higher expenses and lower revenues, could lower our capital ratios, create liability for us or our clients or negatively impact our reputation. An operational error impacting a large number of transactions could have unfavorable ripple effects in the financial markets.

Affiliates or third parties with which we do business or that facilitate our business activities could also be sources of execution and processing errors, failures or significant operational delays. In certain jurisdictions we may be deemed to be statutorily or criminally liable for operational errors, fraud, breakdowns or delays by these affiliates or third parties. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, where, in the European Economic Area we act as depositary, the Company could be exposed to restitution risk for, among other things, errors or fraud perpetrated by a sub-custodian resulting in a loss or delay in return of client’s securities. Where we are not acting as a European Economic Area depositary, but where we provide custody services to a European Economic Area depositary, we may accept similar liabilities to that depositary as a matter of contract.

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

We are also subject to laws and regulations relating to the privacy of the information of clients, employees and others, and any failure to comply with these laws and regulations could expose us to liability and/or reputational damage.

Our risk management framework may not be effective in mitigating risk and reducing the potential for losses.

Our risk management framework seeks to mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including operational risk,

BNY Mellon 77

Risk Factors (continued)

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

In certain instances, we rely on models to measure, monitor and predict risks. However, these models are inherently limited because they involve techniques, including the use of historical data, trends, assumptions and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes, especially during severe market downturns or stress events. These models may not appropriately capture all relevant risks or accurately predict future events or exposures. The risk of the unsuccessful development or implementation of our models, systems or processes cannot be completely eliminated. The models that we use to assess and control our market risk exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. The 2008 financial crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. In times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future.

In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to fully understand the implications of changes in our businesses or the financial markets or fail to adequately or timely enhance our risk framework to address those changes. If our risk framework is ineffective because it fails to keep pace with changes in the financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage or find ourselves out of compliance with applicable regulatory or contractual mandates or expectations.

An important aspect of our risk management framework is creating a risk culture that is sustainable and appropriate to our role as a major financial institution in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. If we fail to create the appropriate environment that sensitizes all of our employees to managing risk, our business could be adversely impacted. For more information on how we monitor and manage our risk management framework, see “Risk Management - Overview.”

We are subject to extensive government rulemaking, policies, regulation and supervision. These rules and regulations have, and in the future may, compel us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations.

As a large, internationally active financial services company, we operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime affecting all aspects of our business and operations, including oversight by governmental agencies both inside and outside the U.S. Regulations and related regulatory guidance and supervisory oversight impact how we analyze certain business opportunities, our regulatory capital and liquidity requirements, the revenue profile of certain of our core activities, the products and services we provide, how we monitor and manage operational risk and how we promote a sound governance and control environment. Any changes to the regulatory frameworks and environment in which we operate and the significant management attention and resources necessary to address those changes could materially adversely affect our business, financial

78 BNY Mellon

Risk Factors (continued)

condition and results of operations and have other negative consequences.

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

Basel III and the Dodd-Frank Act have had a significant impact on the regulatory structure of the global financial markets and have imposed significant operational, compliance and risk management costs, both as an initial matter, as we have had to develop and integrate appropriate systems and procedures, and on a recurring basis, as we monitor, support and refine those systems and procedures. While U.S. regulators have finalized regulations implementing various provisions of the Dodd-Frank Act and Basel III, additional regulations or modifications to existing regulations are expected to continue to occur. In addition, there is uncertainty about the timing and scope of any changes to Basel III and the Dodd-Frank Act and other regulations, as well as the cost of complying with any new regulatory regimes. The full impact of these standards on us, our business strategies and financial performance will remain uncertain as long as regulatory reforms continue to be adopted and market practices develop in response to such reforms, and any such regulatory changes could materially adversely impact us.

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

The LCR requires us to maintain significant holdings of high quality and potentially lower-yielding liquid assets. In calculating the LCR, we must also determine which deposits should be considered to be stable deposits. Stable deposits must meet a series of requirements and typically receive favorable outflow treatment under the LCR. BNY Mellon uses qualitative and quantitative analysis to identify core stable deposits. It is possible that our LCR could fall below 100% as a consequence of the inherent uncertainties associated with this analysis (including as a result of regulatory changes or additional guidance from our regulators). In addition to facing potential regulatory consequences (which could be significant), we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could materially negatively impact our net interest revenue.

BNY Mellon 79

Risk Factors (continued)

If and when the final rule regarding the NSFR is ultimately implemented in the U.S., those requirements could also require BNY Mellon to further increase its holdings of high quality, and potentially lower-yielding, liquid assets, and to reevaluate the composition of its liabilities structure to include more longer-dated debt.

We develop and submit plans for our rapid and orderly resolution in the event of material financial distress or failure to the Federal Reserve and the FDIC. If the agencies determine that our future submissions are not credible or would not facilitate an orderly resolution under the U.S. Bankruptcy Code, and we fail to address any such deficiencies in a timely manner, we may be subject to more stringent capital or liquidity requirements or restrictions on our growth, activities or operations.

Our global activities are also subject to extensive regulation by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies in the jurisdictions in which we operate, relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various new, revised and proposed directives and regulations globally have an impact on our provision of many of our products and services. Implementation of, and revisions to, these directives and regulations have affected our operations and risk profile, including the Capital Requirements Directive/Regulation, the Investment Firms Directive/Regulation, the Bank Recovery and Resolution Directive, the Deposit Guarantee Scheme Directive, MiFID II/MiFIR, Market Abuse Regulation, AIFMD, UCITS V, Payment Services Directive II, Securities Financing Transactions Regulation, Central Securities Depositories Regulation, European Market Infrastructure Regulation, EU Benchmark Regulation and Shareholder Rights Directive.

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

As privacy-related laws and regulations, such as the EU General Data Protection Regulation (“GDPR”), the California Consumer Privacy Act of 2018 and the New York Department of Financial Services’ cybersecurity regulation, are implemented, the time and resources needed for us to comply with such laws and regulations, as well as our potential liability for non-compliance and reporting obligations in the case of data breaches, may significantly increase. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations may require us to change our policies, procedures and technology for information security and segregation of data, which could, among other things, make us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

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

80 BNY Mellon

Risk Factors (continued)

Regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties, tax authorities and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice (the “DOJ”) and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We may become subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. The current trend of large settlements by financial institutions with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. Separately, policy makers globally continue to focus on protection of client assets, as well as tax avoidance and evasion.

The complexity of the federal and state regulatory and enforcement regimes in the U.S., coupled with the global scope of our operations and the increased aggressiveness of the tax and regulatory environment worldwide, also means that a single event may give rise to a large number of overlapping investigations and regulatory proceedings, either by multiple federal and state agencies in the U.S. or by multiple regulators and other governmental entities or tax authorities in different jurisdictions. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of our senior management from our business. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

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

Increasingly, regulators, tax authorities and courts have sought to hold financial institutions liable for the misconduct of their clients where such regulators and courts have determined that the financial institution should have detected that the client was engaged in wrongdoing, even though the financial institution had no direct knowledge of the wrongdoing.

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

BNY Mellon 81

Risk Factors (continued)

Each of the risks outlined above could result in increased regulatory supervision and affect our ability to attract and retain customers or maintain access to the capital markets.

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. The public perception of financial institutions remains negative. Harm to our reputation can result from numerous sources, including adverse publicity arising from events occurring at BNY Mellon or in the financial markets, our perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality, or a failure to appropriately describe our products and services, the purported actions of our employees or the use of social media by our employees, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. In particular, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY Mellon and our cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

Additionally, governmental scrutiny from regulators, tax authorities, legislative bodies and law enforcement agencies with respect to financial services companies has remained at elevated levels. Press coverage and other public statements, including information posted on social media, that assert some form of wrongdoing (including, in some cases, press coverage and public statements that do not directly involve BNY Mellon) often result in some type of investigation or in lawsuits. Certain enforcement authorities have recently required admissions of wrongdoing, and in some cases, criminal pleas, as part of the resolution of matters brought by them against financial institutions. Any such resolution of a matter involving BNY Mellon could lead to increased exposure to civil litigation, could adversely affect our reputation and ability to do business in certain products and in certain jurisdictions and could have other negative effects.

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries’ qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed,” if unremedied over a period of time, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

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

82 BNY Mellon

Risk Factors (continued)

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

Finally, our regulatory capital ratios, liquidity metrics, and related components are based on our current interpretation, expectations and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models, and further implementation guidance. Any modifications resulting from these ongoing reviews or the continued implementation of the U.S. capital rules, the LCR, the resolution planning process, and related amendments could result in changes in our risk-weighted assets, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact these ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational risk-weighted assets could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital and liquidity ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements, and regulatory standards.

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

BNY Mellon 83

Risk Factors (continued)

causing the Parent to seek protection under bankruptcy laws earlier than it otherwise would have.

If the Parent were to become subject to a bankruptcy proceeding and our single point of entry strategy is successful, our material entities will not be subject to insolvency proceedings and their creditors would not be expected to suffer losses, while the Parent’s security holders, including unsecured debt holders, could face significant losses, potentially including the loss of their entire investment. The single point of entry strategy, in which the Parent would be the only legal entity to enter resolution proceedings, is designed to result in greater risk of loss to holders of the Parent’s unsecured senior debt securities and other securities than would be the case under a different resolution strategy.

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

Impacts from climate change, natural disasters, acts of terrorism, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, which includes vendors and other third parties, we are subject to risks of loss from the outbreak of hostilities, acts of terrorism, impacts from climate change, natural disasters, pandemics, global conflicts or other similar catastrophic events that could have a negative impact on our business and operations. We may also be impacted by unfavorable political, economic, legal or other developments, including but not limited to social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, the imposition of tariffs or other limitations on international trade and travel, and changes in laws and regulations.

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

84 BNY Mellon

Risk Factors (continued)

Our international clients accounted for 35% of our revenue in 2019. Given the scope of our global operations, clients and counterparties, persistent disruptions in the global financial markets, uncertainty around and escalating use of tariffs, a breakdown of the Eurozone or persistent weakness in a leading global currency could have a material adverse impact on our business or results of operations.

Market Risk

We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences.

Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. In 2019, 80% of our total revenue was fee-based. Our fee-based businesses include investment management and performance fees, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and/or administered, securities lending volume and spreads, and fees for other services rendered. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes, among other things, all affect the level of our fee revenue. If the volume of these activities decrease due to low client activity, weak financial markets or otherwise, our fee-based revenues will also decrease, which would negatively impact our results of operations.

Poor investment returns in our Investment Management business, due to weak market conditions or underperformance (relative to competitors or benchmarks) have resulted in reduced market values of portfolios that we manage and/or administer and may affect our ability to retain existing assets and attract new client assets. Market and regulatory trends have also resulted in increased demand for lower fee asset management products, and performance-based fees, both of which have impacted and may continue to impact our fee revenue. Some of these dynamics have also negatively impacted our Investment Services business fees and any of these dynamics may also occur in the future. Significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities we lend and therefore would also have an adverse effect on our results of operations. Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, unit investment trusts or exchange-traded funds, or contribute more to defined contribution plans.

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

Our foreign exchange trading generates revenues which are primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility and the impact of foreign exchange hedging activities. Our clients’ cross-border investing activity could decrease in reaction to economic and political uncertainties, including changes in laws or regulations governing cross-border transactions, such as currency controls or tariffs. Volumes and/or

BNY Mellon 85

Risk Factors (continued)

spreads in some of our products tend to benefit from currency volatility and are likely to decrease during times of lower currency volatility. Our revenues also depend on our ability to manage the risk associated with the currency transactions we execute and program pricing.

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, such as a continued weakness in oil prices when compared to historic highs, certain market and political instabilities, volatile debt and equity market values, the strength of the U.S. dollar, the imposition of tariffs or other limitations on international trade or travel, high unemployment and governmental budget deficits (including, in the U.S., at the federal, state and municipal level), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence and the risk of increased inflation. Any resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect certain portions of our business, financial condition and results of operations. In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:

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

•
The fees earned by our Investment Management business are higher as assets under management and/or investment performance increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets, particularly declines, could result in reductions in assets under management because of investors’ decisions to withdraw assets, switch from higher to lower fee products or from simple declines in the value of assets under management as markets decline. At Dec. 31, 2019, we estimate that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.05.

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

•
Derivative instruments we hold to hedge and manage exposure to market risks, including interest rate risk, equity price risk, foreign currency risk and credit risk associated with our products and businesses might not perform as intended or expected, resulting in higher realized losses and unforeseen stresses on liquidity. Our derivative-based hedging strategies also rely on the performance of counterparties to such derivatives. These counterparties may fail to perform for various reasons resulting in losses on under-collateralized positions.

•
A decline in oil prices may negatively impact capital markets and the ability of certain of our clients, including oil and gas exploration and production companies and sovereign funds in oil-exporting countries, to continue using our services. Increased defaults among oil and gas exploration and production companies may also negatively impact the high-yield market and our high-yield funds.

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

86 BNY Mellon

Risk Factors (continued)

adversely affect our overall profitability and results of operations.
For a discussion of our management of market risk, see “Risk Management - Market Risk.”

Changes in interest rates and yield curves could have a material adverse effect on our profitability.

We earn revenue, known as “net interest revenue,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. Additionally, we may earn net interest revenue on certain interest-earning assets and interest-bearing liabilities, such as reverse repurchase agreements and repurchase agreements, respectively, that may be netted and excluded from the balance sheet based on specific accounting criteria. Our net interest margin, which is the result of dividing net interest revenue by average interest-earning assets, is sensitive to changes in the spread between short-term and long-term interest rates (the “yield curve”). Our net interest margin tends to increase in a positive yield curve environment and decrease when the yield curve flattens or inverts. A flattening of the yield curve, on its own or together with the current low interest rate environment, may continue to adversely impact our revenue and results of operations by compressing our net interest spreads, particularly if we are unable to replace our higher-yielding maturing assets with assets of comparable yields, which will constrain our ability to grow net interest margins.

The decrease in rates in the past year, and any further future rate decreases will likely adversely impact our revenue and results of operations by:

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

A rise in rates could trigger one or more of the following, which could adversely impact our business, results of operations and financial condition, including:

•	less liquidity in bonds and fixed-income funds in the case of a sharp rise in interest rates resulting in lower performance, yield and fees;

•	increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs, as borrowers may have more difficulty making higher interest payments;

•	higher redemptions from our fixed-income funds or separate accounts, as clients move funds into investments with higher rates of return;

•	decreases in deposit levels, which may reduce our LCR measure;

•
reduction in accumulated OCI in our shareholders’ equity and therefore our tangible common equity due to the impact of rising long term rates on our available-for-sale securities in our investment portfolio, which could negatively impact our risk-based and leverage based regulatory capital ratios; or

•	higher funding costs.

A more detailed discussion of the interest rate and market risks we face is contained in “Risk Management.”

Transitions away from and the anticipated replacement of LIBOR and other IBORs could adversely impact our business and results of operations.

Globally, financial market participants have begun to transition away from LIBOR and other interbank offered rates (together, the “IBORs”) to alternative reference rates as the UK Financial Conduct Authority will no longer persuade or compel contributing bank to submit rates for the calculation of LIBOR after 2021. This transition is further supported by the requirements of the EU Benchmarks Regulation, which no longer permits IBORs that rely on quotes or estimates submitted by contributing banks that are not anchored in transaction-based data. Various regulators, industry bodies and other market participants in the United States and other countries

BNY Mellon 87

Risk Factors (continued)

are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. In the United States, the Secured Overnight Financing Rate (“SOFR”) has been identified as an alternative benchmark rate to U.S. dollar LIBOR. There is no assurance that SOFR or other alternative benchmark rates will be accepted or widely used by market participants. The characteristics of these new rates are not similar to, nor do they produce the economic equivalent of, the benchmarks they seek to replace. If a particular benchmark were to be discontinued and an alternative rate has not been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engender volatility in the pricing of securities, derivatives and other instruments, and suppress capital markets activities, all of which could have adverse effects on our results of operations. Transitions to SOFR and other alternative rates or benchmarks may cause LIBOR or the applicable or alternative benchmark rates to perform differently, or have other consequences which cannot be predicted. In the event any such benchmark or other referenced financial metric is significantly changed or discontinued (for example, when LIBOR and other IBORs cease to be published), or are no longer recognized as an acceptable benchmark, there may be uncertainty as to the calculation of the applicable interest rate or payment amount, depending on the terms of the governing instrument. In addition, even if the method of calculation of a fallback rate is clear, the resulting interest rate or payment amount may be different than the interest rate or payment amount that would have applied based on the original benchmark.

We may be adversely impacted by the changes involving LIBOR and other benchmark rates as a result of our business activities and our underlying operations. We utilize benchmark rates in a variety of agreements and instruments and are responsible for the use of benchmark rates in a variety of capacities, as well as in our operational functions. We could be subject to claims alleging that, notwithstanding any uncertainty around the rate environment, we did not correctly discharge our responsibilities. We could also face claims in connection with the interpretation and implementation of fallback provisions.

Fluctuations in interest rates triggered by the transition away from LIBOR and other IBORs could adversely affect the availability or cost of floating-rate funding. We could experience losses on a product or have to pay more or receive less on securities that we own or have issued. We may also not be able to successfully amend or renegotiate IBOR-based agreements and instruments. A variety of factors may affect the transition from existing IBOR-based rates to alternative benchmark rates, including for example, whether transactions that serve as the basis for alternative benchmark rates and IBOR-based rates are similarly secured (or unsecured) transactions, or are of a similar tenor.

Divergences between existing IBOR-based and alternative benchmark rates may result in our hedges being ineffective. In addition, uncertainty relating to LIBOR or another benchmark could result in, and in some cases have resulted in, pricing volatility, increased capital requirements, loss of market share in certain products, adverse tax or accounting consequences, higher compliance, legal and operational costs, and risks associated with client disclosures, discretionary actions taken or negotiation of fallback provisions, as well as business continuity and systems and model disruption, all of which may adversely impact our business and results of operations. Use of alternative benchmark rates may also, in some cases, be limited or prohibited by contract, law or regulation.

There can be no assurance that we, other market participants, clients and vendors will be adequately prepared for an actual discontinuation of IBORs, that existing assets and liabilities based on or linked to IBORs will transition successfully to alternative benchmark rates or that appropriate systems and analytics would be developed for one or more alternative benchmark rates, any of which could adversely impact our business, financial condition and results of operations.

The UK’s withdrawal from the EU may have negative effects on global economic conditions, global financial markets, and our business and results of operations.

On Jan. 31, 2020, the UK withdrew from the EU with terms governing a transition period until Dec. 31, 2020. While the UK will continue to have access to the EU’s single market during the transition period, the future relationship between the UK and the EU has yet to be negotiated, the uncertainty of which may create volatility in the global financial markets in the short- and medium-term and may negatively disrupt regional and global financial markets.

88 BNY Mellon

Risk Factors (continued)

In the event the UK and the EU fail to negotiate a future economic relationship covering financial services by the end of the transition period, we, and other financial institutions, may face disruption to our operations. This includes potential uncertainty with regard to divergent regulatory standards after the end of the transition period, which may affect operational capabilities and could lead to increased operational, regulatory and compliance costs. The effects of the UK’s exit from the EU, including those described above, could adversely affect our business, results of operations and financial condition.

We have executed plans adjusting our business and operations so we may continue providing our products and services to our UK and EU clients after the UK’s withdrawal from the EU. However, given the potential negative disruption to regional and global financial markets, our results of operations and business prospects could be negatively affected. For additional information regarding Brexit, see “Other Matters - UK’s Withdrawal from the EU (“Brexit”).

We may experience losses on securities related to volatile and illiquid market conditions, reducing our earnings and impacting our financial condition.

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2019, approximately 72% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 28% of our securities portfolio at Dec. 31, 2019. Our available-for-sale securities portfolio, to the extent unhedged, may have more volatility than a portfolio comprised exclusively of U.S. Treasury securities or a more traditional loan portfolio.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 32% at Dec. 31, 2019), and our loans represent a smaller proportion of our consolidated total assets (approximately 14% at Dec. 31, 2019), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. As such, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities and loan portfolio.

If any of our available-for-sale securities experience a credit impairment, it would negatively impact our earnings. If our held-to-maturity securities experience a loss in fair value, it would negatively impact the fair value of our securities portfolio, although it would not impact our earnings unless a credit event occurred. Many of these securities experienced significant liquidity, valuation and credit quality deterioration during the 2008 financial crisis and could experience a similar deterioration in the future. U.S. state and municipal bonds have been experiencing stress in light of fiscal concerns.

Under the U.S. capital rules, after-tax changes in the fair value of available-for-sale investment securities are included in CET1 capital. Since loans and held-to-maturity securities are not subject to fair-value accounting, changes in the fair value of these instruments (other than incurred credit losses) are not similarly included in the determination of CET1 capital. As a result, we may experience increased variability in our CET1 capital relative to those major financial institutions who maintain a lower proportion of their consolidated total assets in an available-for-sale accounting classification.

Generally, the fair value of available-for-sale securities is determined based on market prices available from third-party sources. During periods of market disruption, it may be difficult to value certain of our investment securities if trading becomes less frequent and/or market data becomes less observable. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods which are more complex. These values may not be ultimately realizable in a market transaction, and such values may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value may have a material adverse effect on our results of operations or financial condition. If any of our securities suffer credit losses, we may recognize the credit losses as an impairment which would impact our revenue in the period in which we recognize the losses. The decision on whether to record an impairment is determined in part by management’s assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security. Management’s conclusions on such assessments are highly judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as

BNY Mellon 89

Risk Factors (continued)

assumptions, facts and circumstances change. On the other hand, we are limited in the actions we can take related to our held-to-maturity securities absent a significant deterioration in the issuer’s creditworthiness. Therefore, we may be constrained in our ability to liquidate a held-to-maturity security that is deteriorating in value, which would negatively impact the fair value of our securities portfolio. If our determinations change about our intention or ability to not sell available-for-sale securities that have experienced a reduction in fair value below their amortized cost, we could be required to recognize a loss in earnings for the entire difference between fair value and amortized cost.

For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review - Securities” and for information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to “Critical accounting estimates - Fair value - Securities.”

Credit and Liquidity Risk

The failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions and sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business.

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

The degree of client demand for short-term credit also tends to increase during periods of market turbulence. For example, investors in mutual funds for which we act as custodian may engage in significant redemption activity due to adverse market or economic conditions. We may then extend intraday credit to our fund clients in order to facilitate their ability to pay such redemptions. This may negatively impact our leverage-based capital ratios, and in times of sustained market volatility, may result in significant leverage-based ratio declines.

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

In our agency securities lending program, we act as agent on behalf of our clients, the lenders of securities, in securities lending transactions with our clients’ counterparties (including broker-dealers), acting as borrowers, wherein securities are lent by our clients and the securities loans are collateralized by cash or securities posted by such counterparties. Typically, in the case of cash collateral, our clients authorize us as their agent to invest the cash collateral

90 BNY Mellon

Risk Factors (continued)

in approved investments pursuant to each client’s investment guidelines and instructions. Such approved investments may include reverse repurchase transactions with repo counterparties. In many cases, in the securities loans we enter into on behalf of our clients, we agree to replace the client’s loaned securities that the borrower fails to return due to certain defaults by the borrower, mainly the borrower’s insolvency. Therefore, in situations where the market value of the loaned securities that the borrower fails to return to a client (which loaned securities we are obligated to replace and return to the client) exceeds the amount of proceeds resulting from the liquidation of the client’s approved investments and cash and non-cash collateral of such client, we may be responsible for the shortfall amount necessary to purchase any replacement securities. In addition, in certain cases, we may also assume the risk of loss related to approved investments that are reverse repurchase transactions as described above. In these two scenarios, we, rather than our clients, are exposed to the risks of the defaulting counterparty in the securities lending transactions and, where applicable, in the reverse repurchase transactions. For further discussion on our securities lending indemnifications, see “Commitments and contingent liabilities - Off-balance sheet arrangements” in Note 22 of the Notes to Consolidated Financial Statements.

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

Under U.S. regulatory restrictions on credit exposure, which include a broadening of the measure of credit exposure, we are required to limit our exposures to specific obligors or groups, including financial institutions. These regulatory credit exposure restrictions may adversely affect our businesses and may require us to modify our operating models or the policies and practices we use.

Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.

BNY Mellon’s operating model and overall strategy rely heavily on our access to financial market utilities and global capital markets. Without such access, it would be difficult to process payments and settle and clear transactions on behalf of our clients. Deterioration in our liquidity position, whether actual

BNY Mellon 91

Risk Factors (continued)

or perceived, can impact our market access by affecting participants’ willingness to transact with us. Changes to our liquidity can be caused by various factors, such as funding mismatches, market constraints disabling asset to cash conversion, inability to issue debt, run-offs of core deposits, and contingent liquidity events such as additional collateral posting. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks can also affect our liquidity.

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

In addition, our access to the debt capital markets is a significant source of liquidity. Events or circumstances often outside of our control, such as market disruptions, government fiscal and monetary policies, or loss of confidence by securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact BNY Mellon’s funding availability and cost. Conversely, excess liquidity inflows could increase interest expense, limit our financial flexibility, and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

Under the U.S. capital rules, the size of the capital surcharge that applies to U.S. G-SIBs is based in part on its reliance on short-term wholesale funding, including certain types of deposit funding, which may increase the cost of such funding. Furthermore, certain non-U.S. authorities require large banks to incorporate a separate subsidiary in countries in which they operate, and to maintain independent capital and liquidity at foreign subsidiaries. These requirements could hinder our ability to efficiently manage our funding and liquidity in a centralized manner, requiring us to hold more capital and liquidity overall.

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

92 BNY Mellon

Risk Factors (continued)

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

When we loan money, commit to loan money or provide credit or enter into another contract with a counterparty, we incur credit risk, or the risk of loss if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our revenues and profitability are adversely affected when our borrowers default, in whole or in part, on their loan obligations to us or when there is a significant deterioration in the credit quality of our loan portfolio. We reserve for potential future credit losses by recording a provision for credit losses through earnings. The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of probable losses inherent in our credit portfolio as of Dec. 31, 2019 and, upon adoption of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments in the first quarter 2020, will represent current expected credit losses over the lifetime of the related credit exposure. We use a quantitative methodology and qualitative framework for determining the allowance for loan losses and the allowance for lending-related commitments. Within this qualitative framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio. As is the case with any such judgments, we could fail to identify these factors or accurately estimate their impact. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. Although our estimates contemplate current conditions, and, after adoption of ASU 2016-13, will contemplate current conditions and how we expect them to change over the life of the portfolio, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. See “Critical accounting estimates.”

Any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our results of operations and financial condition and on the value of the securities we issue.

Our debt and preferred stock and the debt and deposits of our principal bank subsidiaries, The Bank of New York Mellon and BNY Mellon, N.A., are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, performance, prospects and operations, as well as factors not entirely within our control, including conditions affecting the financial services industry generally and the U.S. government. Rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to rating agency models, general economic conditions or other circumstances outside our control could negatively impact a rating agency’s judgment of the rating or outlook it assigns to us or our rated subsidiaries. As a result, we or our rated subsidiaries may not be able to maintain our respective credit ratings or outlook on our securities.

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries, which can occur at any time without notice, could have a material

BNY Mellon 93

Risk Factors (continued)

adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us or our rated subsidiaries to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels. The requirement to provide additional collateral or terminate these contracts and agreements could impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. A downgrade by any one rating agency, depending on the agency’s relative ratings of the firm at the time of the downgrade, may have an impact comparable to the impact of a downgrade by all rating agencies. If a rating agency downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive, possibly significantly. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. A material reduction in our credit ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

We cannot predict what actions rating agencies may take, or what actions we may elect or be required to take in response thereto, which may adversely affect us. For further discussion on the impact of a credit rating downgrade, see “Disclosure of contingent features in OTC derivative instruments” in Note 23 of the Notes to Consolidated Financial Statements.

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

94 BNY Mellon

Risk Factors (continued)

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

In addition, technological advances have made it possible for other types of non-depository institutions, such as financial technology firms, outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business. Competitors may develop technological advances that could negatively impact our transaction execution or the pricing of our clearing, settlement, payments and trading activities. In the future, financial technology firms may be able to provide traditional banking products and services by obtaining a bank-like charter, such as the OCC’s fintech charter, or offer cryptocurrencies.

Markets, and the manner in which our clients interact and transact within markets, can evolve quickly, particularly if new or disruptive technologies are introduced. Our failure to either anticipate, or participate in, the transformational change within a given market could result in potential negative financial impact. In addition, business continuity and operational resiliency are competitive factors and any delay in our ability to maintain operations during, and recover quickly from, unexpected events could impact our ability to retain clients. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive. For example, along with other financial institutions, we are researching ways to adapt robotic process automation and distributed ledger technology to bank services. If we are not able to adapt these technologies as successfully as our peers, we may become less competitive.

Furthermore, regulations could impact our ability to conduct certain of our businesses in a cost-effective manner or at all. The more restrictive laws and regulations applicable to the largest U.S. financial services institutions, including the U.S. capital rules, can put us at a competitive disadvantage relative to both our non-U.S. competitors and U.S. competitors not subject to the same laws and regulations. See “Supervision and Regulation.”

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

Our ability to attract and retain key executives and other employees may be negatively affected by recent changes to immigration policies and restrictions applicable to incentive and other compensation programs, including limits on our ability to deduct for federal income tax purposes compensation in excess of $1 million paid to certain current and former executives, as well as deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in particular as we are more often competing for personnel with financial technology providers and other entities that are not regulated banking organizations that may not have the same limitations on compensation as we do.

The loss of employees’ skills, knowledge of the market, industry experience, and the cost of finding replacements may hurt our business. If we are unable to continue to attract and retain highly qualified employees, our performance, including our competitive position, could be adversely affected.

BNY Mellon 95

Risk Factors (continued)

Our strategic transactions present risks and uncertainties and could have an adverse effect on our business, results of operations and financial condition.

From time to time, to achieve our strategic objectives, we have acquired, disposed of, or invested in (including through joint venture relationships) companies and businesses and have entered into strategic alliances or other collaborations with third party service providers to deliver products and services to clients, and may do so in the future. Our ability to pursue or complete strategic transactions is in certain instances subject to regulatory approval and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted. Moreover, to the extent we pursue a strategic transaction, there can be no guarantee that the transaction will close when anticipated, or at all. If a strategic transaction does not close, or if the strategic transaction fails to maximize shareholder value or required regulatory approval is not obtained, it could have an adverse effect on our business, results of operations and financial condition.

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

Joint ventures, non-controlling investments, strategic alliances and other collaborations contain potentially increased financial, legal, reputational, operational, regulatory and/or compliance risks. We may be dependent on joint venture partners, firms with which we collaborate, controlling shareholders or management who may have business interests, strategies or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partner, the firms with which we collaborate, controlling shareholders or management may adversely affect the value of our investment (or, in the case of strategic alliances or other collaborations, the value of our products or services), impacting our results of operations, result in litigation or regulatory action against us and otherwise damage our reputation and brand.

Other Risks

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe.  If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of

96 BNY Mellon

Risk Factors (continued)

which can require a greater provision for taxes or otherwise negatively affect earnings.  Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business. Future tax laws or the expiration of or changes in existing tax laws, or the interpretation of those laws worldwide, could also have a material impact on our business or net income. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings. See Note 12 of the Notes to Consolidated Financial Statements for further information.

Our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and the approval of our capital plan, applicable provisions of Delaware law or our failure to pay full and timely dividends on our preferred stock.

Holders of our common and preferred stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to declare dividends or repurchase our common stock, is dependent on, among other things, Federal Reserve non-objection under the annual regulatory review of the results of the CCAR process and the supervisory stress tests required under the Dodd-Frank Act. These evaluations, in turn, are dependent on, among other things, our successful demonstration that we can maintain capital levels above regulatory minimums in the event of a stressed market environment. There can be no assurance that the Federal Reserve will not object to our future capital plans or otherwise limit our ability to make capital distributions or that we will perform adequately on our supervisory stress tests. If the Federal Reserve objects to our proposed capital actions or otherwise limits our ability to make capital distributions or we underperform on our stress tests, we may be required to revise our stress-testing or capital management approaches, resubmit our capital plan or postpone, or cancel or alter our planned capital actions, and we would not be permitted to make any capital distributions other than those to which the Federal Reserve has indicated its non-objection. The Federal Reserve is also able, outside the CCAR non-objection process, to restrict our ability to make capital distributions and subject us to other supervisory or enforcement actions. We may also be required to resubmit our capital plan in the event of changes in our risk profile (including a material change in business strategy or risk exposure), financial condition or corporate structure.

Our ability to accurately predict or explain the outcome of the CCAR process is influenced by evolving supervisory criteria. Although the Federal Reserve will no longer object to our annual capital plan as part of CCAR on qualitative grounds, BNY Mellon will continue to be subject to a rigorous evaluation of its capital planning processes. If the Federal Reserve determined that our capital planning processes were weak, we could, for example, be subject to a deficient supervisory rating, and potentially an enforcement action, for failing to meet supervisory expectations. In addition, BNY Mellon, as noted, remains subject to a potential objection on quantitative grounds. The Federal Reserve may, as part of its stated goal to continually evolve its annual stress testing requirements, adjust several parameters of the annual stress testing process, including the severity of the stress test scenario and the addition of components deemed important by the Federal Reserve (e.g., a counterparty failure). Further, because the Federal Reserve’s proprietary stress test models and qualitative assessment may differ from the modeling techniques and capital planning practices employed by us, it is foreseeable that our stress test results (using our own models, estimation methodologies and processes) may not be consistent with those disclosed by the Federal Reserve. In addition, the Federal Reserve has proposed to replace the capital conservation buffer with a “stress capital buffer,” which would result in the integration of the G-SIB surcharge with stress-based capital requirements.

The Federal Reserve’s instructions for the 2019 CCAR provide that, for large BHCs like BNY Mellon, common stock dividend payout ratios exceeding 30% of after-tax net income available to common shareholders under certain baseline scenarios will receive particularly close scrutiny. A failure to increase dividends along with our

BNY Mellon 97

Risk Factors (continued)

competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock, impact our return on equity and market perceptions of BNY Mellon.

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

The Parent is a non-operating holding company, whose principal assets and sources of income are its principal U.S. bank subsidiaries - The Bank of New York Mellon and BNY Mellon, N.A. - and its other subsidiaries, including the IHC. The Parent is a legal entity separate and distinct from its banks, the IHC and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions, and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors.

There are various limitations on the extent to which our banks and other subsidiaries can finance or otherwise supply funds to the Parent (by dividend or otherwise) and certain of our affiliates. Each of these restrictions can reduce the amount of funds available to meet the Parent’s obligations. Many of our subsidiaries, including our bank subsidiaries, are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Parent or other subsidiaries. In addition, our bank subsidiaries would not be permitted to distribute a dividend if doing so would constitute an unsafe and unsound practice or if the payment would reduce their capital to an inadequate level. Our subsidiaries may also choose to restrict dividend payments to the Parent in order increase their own capital or liquidity levels. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with non-bank affiliates, minimum regulatory capital and liquidity requirements, and restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses. See “Supervision and Regulation” and “Liquidity and dividends” and Note 19 of the Notes to Consolidated Financial Statements. Further, we evaluate and manage liquidity on a legal entity basis, which may place legal and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, including the Parent.

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

98 BNY Mellon

Risk Factors (continued)

the Parent’s liquidity and financial condition and the Parent’s security holders.”

Because the Parent is a holding company, its rights and the rights of its creditors, including the holders of its securities, to a share of the assets of any subsidiary upon the liquidation or recapitalization of the subsidiary, will be subject to the prior claims of the subsidiary’s creditors (including, in the case of our banking subsidiaries, their depositors) except to the extent that the Parent may itself be a creditor with recognized claims against the subsidiary. The rights of holders of securities issued by the Parent to benefit from those distributions will also be junior to those prior claims. Consequently, securities issued by the Parent will be effectively subordinated to all existing and future liabilities of our subsidiaries.

Changes in accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.

From time to time, the Financial Accounting Standards Board (“FASB”), the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. In some cases, we may be required to apply a new or revised standard retrospectively potentially resulting in the restatement of our prior period financial statements and our related disclosures.

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for loan losses and lending-related commitments, the fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in future impairments of goodwill and intangible assets and establishment of allowances for loan losses and lending-related commitments as well as litigation and regulatory contingencies. If subsequent events occur that are materially different than the assumptions and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted. See “Recent Accounting Developments” for a discussion of recent developments to our accounting standards.

BNY Mellon 99

Recent Accounting Developments

Recently issued accounting standards

The following ASU issued by the FASB had not yet been adopted as of Dec. 31, 2019.

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost, including held-to-maturity securities and certain off-balance sheet credit exposures. The guidance also changes current practice for the impairment model for available-for-sale debt securities by requiring the use of an allowance to record estimated credit losses and subsequent recoveries. The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application.

In conjunction with adopting the new standard, we developed expected credit loss models and approaches that include consideration of multiple forecast scenarios and other methodologies. We expect to record an after-tax increase to retained earnings as of Jan. 1, 2020 of approximately $50 million primarily attributable to a reduction to the allowance for credit losses for our commercial lending portfolios. The Company is currently developing the required disclosures and finalizing changes to internal control.

100 BNY Mellon

Supplemental Information (unaudited)

Explanation of GAAP and Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures on a tangible basis as a supplement to generally accepted accounting principles (“GAAP”) information, which exclude goodwill and intangible assets, net of deferred tax liabilities. We believe that the return on tangible common equity is additional useful information for investors because it presents a measure of those assets that can generate income, and the tangible book value per common share is additional useful information because it presents the level of tangible assets in relation to shares of common stock outstanding.

The presentation of the growth rates of investment management and performance fees on a constant currency basis permits investors to assess the significance of changes in foreign currency exchange rates. Growth rates on a constant currency basis were determined by applying the current period foreign currency exchange rates to the prior period revenue. We believe that this presentation, as a supplement to GAAP information, gives investors a clearer picture of the related revenue results without the variability caused by fluctuations in foreign currency exchange rates.

BNY Mellon has also included the operating margin for the Investment Management business net of distribution and servicing expense that was passed to third parties who distribute or service our managed funds. We believe that this measure is useful when evaluating the performance of the Investment Management business relative to industry competitors.

The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2019	2018	2017	2016	2015
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$4,272	$4,097	$3,915	$3,425	$3,053
Add: Amortization of intangible assets	117	180	209	237	261
Less: Tax impact of amortization of intangible assets	28	42	72	81	89
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$4,361	$4,235	$4,052	$3,581	$3,225

Average common shareholders’ equity	$37,505	$37,818	$36,145	$35,504	$35,564
Less: Average goodwill	17,329	17,458	17,441	17,497	17,731
Average intangible assets	3,162	3,314	3,508	3,737	3,992
Add: Deferred tax liability – tax deductible goodwill (a)	1,098	1,072	1,034	1,497	1,401
Deferred tax liability – intangible assets (a)	670	692	718	1,105	1,148
Average tangible common shareholders’ equity – Non-GAAP	$18,782	$18,810	$16,948	$16,872	$16,390

Return on common shareholders’ equity – GAAP	11.4%	10.8%	10.8%	9.6%	8.6%
Return on tangible common shareholders’ equity – Non-GAAP	23.2%	22.5%	23.9%	21.2%	19.7%

(a)	Deferred tax liabilities are based on fully phased-in U.S. capital rules.

BNY Mellon 101

Supplemental Information (unaudited) (continued)

The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2019	2018	2017	2016	2015
BNY Mellon shareholders’ equity at year end – GAAP	$41,483	$40,638	$41,251	$38,811	$38,037
Less: Preferred stock	3,542	3,542	3,542	3,542	2,552
BNY Mellon common shareholders’ equity at year end – GAAP	37,941	37,096	37,709	35,269	35,485
Less: Goodwill	17,386	17,350	17,564	17,316	17,618
Intangible assets	3,107	3,220	3,411	3,598	3,842
Add: Deferred tax liability – tax deductible goodwill (a)	1,098	1,072	1,034	1,497	1,401
Deferred tax liability – intangible assets (a)	670	692	718	1,105	1,148
BNY Mellon tangible common shareholders’ equity at year end – Non-GAAP	$19,216	$18,290	$18,486	$16,957	$16,574

Year-end common shares outstanding (in thousands)	900,683	960,426	1,013,442	1,047,488	1,085,343

Book value per common share – GAAP	$42.12	$38.63	$37.21	$33.67	$32.69
Tangible book value per common share – Non-GAAP	$21.33	$19.04	$18.24	$16.19	$15.27

(a)	Deferred tax liabilities are based on fully phased-in U.S. capital rules.

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2019 vs.
(dollars in millions)	2019	2018	2018
Investment management and performance fees – GAAP (a)	$3,389	$3,647	(7)%
Impact of changes in foreign currency exchange rates	—	(53)
Adjusted investment management and performance fees – Non-GAAP	$3,389	$3,594	(6)%

(a)	In 2019, we reclassified certain platform-related fees to clearing services fees from investment management and performance fees. Prior periods have been reclassified.

The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment Management business.

Constant currency reconciliation – Investment Management business			2019 vs.
(dollars in millions)	2019	2018	2018
Investment management and performance fees – GAAP	$3,373	$3,632	(7)%
Impact of changes in foreign currency exchange rates	—	(53)
Adjusted investment management and performance fees – Non-GAAP	$3,373	$3,579	(6)%

The following table presents the reconciliation of the pre-tax operating margin for the Investment Management business.

Pre-tax operating margin reconciliation – Investment Management business
(dollars in millions)	2019	2018	2017
Income before income taxes – GAAP	$1,079	$1,263	$1,141

Total revenue – GAAP	$3,721	$4,084	$3,997
Less: Distribution and servicing expense	376	407	422
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$3,345	$3,677	$3,575

Pre-tax operating margin – GAAP (a)	29%	31%	29%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (a)	32%	34%	32%

(a)	Income before taxes divided by total revenue.

102 BNY Mellon

Supplemental Information (unaudited) (continued)

Rate/volume analysis

Rate/volume analysis (a)	2019 over (under) 2018			2018 over (under) 2017
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$(49)	$(34)	$(83)	$(9)	$221	$212
Interest-bearing deposits with banks (primarily foreign banks)	(1)	47	46	(1)	100	99
Federal funds sold and securities purchased under resale agreements	420	618	1,038	11	682	693
Margin loans	(115)	59	(56)	(2)	169	167
Non-margin loans:
Domestic offices	(16)	1	(15)	(21)	222	201
Foreign offices	(29)	23	(6)	(25)	103	78
Total non-margin loans	(45)	24	(21)	(46)	325	279
Securities:
U.S. government obligations	(82)	27	(55)	(31)	92	61
U.S. government agency obligations	63	90	153	76	247	323
State and political subdivisions (b)	(28)	5	(23)	(19)	(12)	(31)
Other securities:
Domestic offices (b)	86	(74)	12	(25)	151	126
Foreign offices	17	52	69	3	26	29
Total other securities (b)	103	(22)	81	(22)	177	155
Trading securities (primarily domestic) (b)	31	(2)	29	60	5	65
Total securities (b)	87	98	185	64	509	573
Total interest revenue (b)	$297	$812	$1,109	$17	$2,006	$2,023
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$206	$215	$421	$35	$395	$430
Foreign offices	(8)	304	296	—	285	285
Total interest-bearing deposits	198	519	717	35	680	715
Federal funds purchased and securities sold under repurchase agreements	(176)	855	679	(56)	589	533
Trading liabilities	4	2	6	—	22	22
Other borrowed funds:
Domestic offices	(14)	18	4	24	10	34
Foreign offices	(1)	(2)	(3)	(2)	—	(2)
Total other borrowed funds	(15)	16	1	22	10	32
Commercial paper	(2)	6	4	—	22	22
Payables to customers and broker-dealers	(9)	56	47	(10)	137	127
Long-term debt	(4)	89	85	18	278	296
Total interest expense	$(4)	$1,543	$1,539	$9	$1,738	$1,747
Changes in net interest revenue (b)	$301	$(731)	$(430)	$8	$268	$276

(a)
Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.

(b)	Presented on an FTE basis.

BNY Mellon 103

Selected Quarterly Data (unaudited)

Selected Quarterly Data	Quarter ended
(dollars in millions, except per share amounts)	2019					2018
	Dec. 31	Sept. 30		June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
Consolidated income statement
Fee and other revenue	$3,946	$3,128		$3,112	$3,032	$3,146	$3,168	$3,210	$3,270
Income (loss) from consolidated investment management funds	17	3		10	26	(24)	10	12	(11)
Net interest revenue	815	730		802	841	885	891	916	919
Total revenue	4,778	3,861		3,924	3,899	4,007	4,069	4,138	4,178
Provision for credit losses	(8)	(16)		(8)	7	—	(3)	(3)	(5)
Noninterest expense	2,964	2,590		2,647	2,699	2,987	2,738	2,747	2,739
Income before taxes	1,822	1,287		1,285	1,193	1,020	1,334	1,394	1,444
Provision for income taxes	373	246		264	237	150	220	286	282
Net income	1,449	1,041		1,021	956	870	1,114	1,108	1,162
Net (income) loss attributable to noncontrolling interests	(9)	(3)		(4)	(10)	11	(3)	(5)	9
Net income applicable to shareholders of The Bank of New York Mellon Corporation	1,440	1,038		1,017	946	881	1,111	1,103	1,171
Preferred stock dividends	(49)	(36)		(48)	(36)	(49)	(36)	(48)	(36)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$1,391	$1,002		$969	$910	$832	$1,075	$1,055	$1,135
Basic earnings per common share	$1.52	$1.07		$1.01	$0.94	$0.84	$1.07	$1.04	$1.11
Diluted earnings per common share	$1.52	$1.07		$1.01	$0.94	$0.84	$1.06	$1.03	$1.10
Average balances
Interest-bearing deposits with banks	$77,415	$75,354		$75,422	$77,440	$78,582	$75,907	$85,424	$92,918
Securities	122,314	121,496		117,820	119,317	118,904	118,505	117,761	118,459
Trading securities	6,695	5,653		5,764	5,102	5,543	4,261	3,784	4,183
Loans	52,717	50,835		50,373	51,358	53,834	53,807	57,066	58,606
Total interest-earning assets	297,987	294,154		287,417	282,185	285,706	279,218	292,086	302,069
Total assets	354,341	350,679		342,384	336,165	338,591	332,341	346,328	358,175
Deposits	232,056	226,428		220,501	214,462	220,635	209,313	217,567	226,709
Long-term debt	28,117	28,386		27,681	28,254	28,201	28,074	28,349	28,407
Preferred stock	3,542	3,542		3,542	3,542	3,542	3,542	3,542	3,542
Total The Bank of New York Mellon Corporation common shareholders’ equity	37,842	37,597		37,487	37,086	37,886	38,036	37,750	37,593
Net interest margin	1.09%	0.99%	(a)	1.12%	1.20%	1.24%	1.27%	1.26%	1.22%
Annualized return on common equity	14.6%	10.6%		10.4%	10.0%	8.7%	11.2%	11.2%	12.2%
Pre-tax operating margin	38%	33%		33%	31%	25%	33%	34%	35%
Common stock data (b)
Closing price per share (c)	$50.33	$45.21		$44.15	$50.43	$47.07	$50.99	$53.93	$51.53
Cash dividends per share	$0.31	$0.31		$0.28	$0.28	$0.28	$0.28	$0.24	$0.24
Market capitalization (c)	$45,331	$41,693		$41,619	$48,288	$45,207	$50,418	$53,927	$52,080

(a)
Includes the impact of the lease-related impairment of $70 million recorded in the third quarter of 2019. Excluding the lease-related impairment, the adjusted net interest margin would have been 1.09% (Non-GAAP) in the third quarter of 2019. We believe providing the adjusted net interest margin is useful to investors as it is more reflective of the actual rates earned.

(b)
At Dec. 31, 2019, there were 26,415 shareholders registered with our stock transfer agent, compared with 27,805 at Dec. 31, 2018 and 29,472 at Dec. 31, 2017. In addition, there were 44,876 of BNY Mellon’s current and former employees at Dec. 31, 2019 who participate in BNY Mellon’s 401(k) Retirement Savings Plan. All shares of BNY Mellon’s common stock held by the Plan for its participants are registered in the name of The Bank of New York Mellon, as trustee.

(c)	At period end.

104 BNY Mellon

Forward-looking Statements

Some statements in this document are forward-looking. These include all statements about the usefulness of Non-GAAP measures, the future results of BNY Mellon, our businesses, financial, liquidity and capital condition, results of operations, liquidity, risk and capital management and processes, goals, strategies, outlook, objectives, expectations (including those regarding our performance results, expenses, nonperforming assets, products, impacts of currency fluctuations, impacts of trends on our businesses, regulatory, technology, market, economic or accounting developments and the impacts of such developments on our businesses, legal proceedings and other contingencies), effective tax rate, net interest revenue, estimates (including those regarding expenses, losses inherent in our credit portfolios and capital ratios), intentions (including those regarding our capital returns and expenses, including our investments in technology and pension expense), targets, opportunities, potential actions, growth and initiatives.

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

Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in “Risk Factors,” such as:

•
a communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations;

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

•	impacts from climate change, natural disasters, acts of terrorism, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations;

•
we are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences;

•	weakness and volatility in financial markets and the economy generally may materially adversely affect our business, results of operations and financial condition;

•	changes in interest rates and yield curves could have a material adverse effect on our profitability;

BNY Mellon 105

Forward-looking Statements (continued)

•	transitions away from and the anticipated replacement of LIBOR and other IBORs could adversely impact our business and results of operations;

•	the UK’s withdrawal from the EU may have negative effects on global economic conditions, global financial markets, and our business and results of operations;

•	we may experience losses on securities related to volatile and illiquid market conditions, reducing our earnings and impacting our financial condition;

•
the failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions and sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business;

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

Investors should consider all risk factors discussed in our 2019 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other websites referenced herein are not part of this report.

106 BNY Mellon

Acronyms

ABS	Asset-backed security
APAC	Asia-Pacific region
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
AUC/A	Assets under custody and/or administration
AUM	Assets under management
BCBS	Basel Committee on Banking Supervision
BHCs	Bank holding companies
CCAR	Comprehensive Capital Analysis and Review
CET1	Common Equity Tier 1 capital
CFTC	Commodity Futures Trading Commission
CLO	Collateralized loan obligation
EMEA	Europe, the Middle East and Africa
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FHC	Financial holding company
FICC	Fixed Income Clearing Corporation
FINRA	Financial Industry Regulatory Authority, Inc.
FTE	Fully taxable equivalent
GAAP	Generally accepted accounting principles
G-SIBs	Global systemically important banks
HQLA	High-quality liquid assets
IDI	Insured depository institution

IHC	Intermediate holding company
LCR	Liquidity coverage ratio
LIBOR	London Interbank Offered Rate
LTD	Long-term debt
MBS	Mortgage-backed security
N/A	Not applicable or Not available
N/M	Not meaningful
NSFR	Net stable funding ratio
OCC	Office of the Comptroller of the Currency
OCI	Other comprehensive income
OTC	Over-the-counter
RMBS	Residential mortgage-backed security
RWAs	Risk-weighted assets
S&P	Standard & Poor’s
SBIC	Small business investment company
SBLC	Standby letters of credit
SEC	Securities and Exchange Commission
SIFIs	Systemically important financial institutions
SLR	Supplementary leverage ratio
TLAC	Total loss-absorbing capacity
VaR	Value-at-risk
VIE	Variable interest entity

BNY Mellon 107

Glossary

Assets under custody and/or administration (“AUC/A”) – Assets that we hold directly or indirectly on behalf of clients under a safekeeping or custody arrangement or for which we provide administrative services for clients. The following types of assets under administration are not and historically have not been included in AUC/A: performance and risk analytics, transfer agency and asset aggregation services. To the extent that we provide more than one AUC/A service for a client’s assets, the value of the asset is only counted once in the total amount of AUC/A.

Assets under management (“AUM”) – Includes assets beneficially owned by our clients or customers which we hold in various capacities that are either actively or passively managed, as well as the value of hedges supporting customer liabilities. These assets and liabilities are not on our balance sheet.

CAMELS – An international bank-rating system where bank supervisory authorities rate institutions according to six factors. The six factors are Capital adequacy, Asset quality, Management quality, Earnings, Liquidity and Sensitivity to market risk.

Collateral management – A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers.

Credit valuation adjustment (“CVA”) – The market value of counterparty credit risk on OTC derivative transactions.

Debit valuation adjustment (“DVA”) – The market value of our credit risk on OTC derivative transactions.

Depositary Receipts – A negotiable security that generally represents a non-U.S. company’s publicly traded equity.

Economic capital – The amount of capital required to absorb potential losses and reflects the probability of remaining solvent with a target debt rating over a one-year time horizon.

Global systemically important bank (“G-SIB”) – A financial institution whose distress or disorderly failure, because of its size, complexity and systemic interconnectedness, would cause significant disruption to the wider financial system and economic activity.

Grantor Trust – A legal, passive entity through which pass-through securities are sold to investors.

High-quality liquid assets (“HQLA”) – Unencumbered assets of the types identified in the U.S. LCR rule, which the U.S. banking agencies describe as able to be convertible into cash with little or no expected loss of value during a period of liquidity stress.

Investment grade – Represents Moody’s long-term rating of Baa3 or better; and/or a Standard & Poor’s, Fitch or DBRS long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings. Instruments that fall below these levels are considered to be non-investment grade.

Real estate investment trust (“REIT”) – An investor-owned corporation, trust or association that sells shares to investors and invests in income-producing property.

Repurchase agreement (“Repo”) – An instrument used to raise short-term funds whereby securities are sold with an agreement for the seller to buy back the securities at a later date.

Reverse repurchase agreement – The purchase of securities with the agreement to sell them at a higher price at a specific future date.

Sub-custodian – A local provider (e.g., a bank) contracted to provide specific custodial-related services in a selected country or geographic area.

108 BNY Mellon

Report of Management on Internal Control Over Financial Reporting

Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2019, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2019 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report appears on page 110.

BNY Mellon 109

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY Mellon as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
110 BNY Mellon

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

/s/ KPMG LLP

New York, New York
February 27, 2020

BNY Mellon 111

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2019	2018	2017
Fee and other revenue
Investment services fees:
Asset servicing fees	$4,563	$4,608	$4,383
Clearing services fees (a)	1,648	1,616	1,598
Issuer services fees	1,130	1,099	977
Treasury services fees	559	554	557
Total investment services fees (a)	7,900	7,877	7,515
Investment management and performance fees (a)	3,389	3,647	3,539
Foreign exchange and other trading revenue	654	732	668
Financing-related fees	196	207	216
Distribution and servicing	129	139	160
Investment and other income	968	240	64
Total fee revenue	13,236	12,842	12,162
Net securities (losses) gains — including other-than-temporary impairment	(17)	(47)	6
Noncredit-related portion of other-than-temporary impairment (recognized in other comprehensive income)	1	1	3
Net securities (losses) gains	(18)	(48)	3
Total fee and other revenue	13,218	12,794	12,165
Operations of consolidated investment management funds
Investment income (loss)	57	(12)	74
Interest of investment management fund note holders	1	1	4
Income (loss) from consolidated investment management funds	56	(13)	70
Net interest revenue
Interest revenue	7,548	6,432	4,382
Interest expense	4,360	2,821	1,074
Net interest revenue	3,188	3,611	3,308
Total revenue	16,462	16,392	15,543
Provision for credit losses	(25)	(11)	(24)
Noninterest expense
Staff	6,063	6,145	6,033
Professional, legal and other purchased services	1,345	1,334	1,276
Software and equipment	1,222	1,062	985
Net occupancy	564	630	570
Sub-custodian and clearing	450	450	414
Distribution and servicing	374	406	419
Business development	213	228	229
Bank assessment charges	125	170	220
Amortization of intangible assets	117	180	209
Other	427	606	602
Total noninterest expense	10,900	11,211	10,957
Income
Income before income taxes	5,587	5,192	4,610
Provision for income taxes	1,120	938	496
Net income	4,467	4,254	4,114
Net (income) loss attributable to noncontrolling interests (includes $(26), $12 and $(33) related to consolidated investment management funds, respectively)	(26)	12	(24)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	4,441	4,266	4,090
Preferred stock dividends	(169)	(169)	(175)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,272	$4,097	$3,915

(a)	In 2019, we reclassified certain platform-related fees to clearing services fees from investment management and performance fees. Prior periods have been reclassified.

112 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2019	2018	2017
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,272	$4,097	$3,915
Less: Earnings allocated to participating securities	18	27	43
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$4,254	$4,070	$3,872

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2019	2018	2017
Basic	939,623	1,002,922	1,034,281
Common stock equivalents	5,087	6,801	13,030
Less: Participating securities	(1,601)	(2,582)	(7,021)
Diluted	943,109	1,007,141	1,040,290

Anti-dilutive securities (a)	4,014	6,804	12,383

(a)
Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2019	2018	2017
Basic	$4.53	$4.06	$3.74
Diluted	$4.51	$4.04	$3.72

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 113

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2019	2018	2017
Net income	$4,467	$4,254	$4,114
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	151	(313)	853
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	512	(416)	153
Reclassification adjustment	14	36	(3)
Total unrealized gain (loss) on assets available-for-sale	526	(380)	150
Defined benefit plans:
Prior service cost arising during the period	(1)	—	—
Net (loss) gain arising during the period	(87)	(189)	342
Foreign exchange adjustment	—	—	1
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	34	69	68
Total defined benefit plans	(54)	(120)	411
Net unrealized gain (loss) on cash flow hedges	3	(10)	9
Total other comprehensive income (loss), net of tax (a)	626	(823)	1,423
Total comprehensive income	5,093	3,431	5,537
Net (income) loss attributable to noncontrolling interests	(26)	12	(24)
Other comprehensive (income) loss attributable to noncontrolling interests	(3)	11	(15)
Comprehensive income applicable to shareholders of The Bank of New York Mellon Corporation	$5,064	$3,454	$5,498

(a)
Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $623 million for the year ended Dec. 31, 2019, $(812) million for the year ended Dec. 31, 2018 and $1,408 million for the year ended Dec. 31, 2017.

See accompanying Notes to Consolidated Financial Statements.

114 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2019	2018
Assets
Cash and due from banks	$4,830	$5,864
Interest-bearing deposits with the Federal Reserve and other central banks	95,042	67,988
Interest-bearing deposits with banks ($2,437 and $2,394 is restricted)	14,811	14,148
Federal funds sold and securities purchased under resale agreements	30,182	46,795
Securities:
Held-to-maturity (fair value of $34,805 and $33,302)	34,483	33,982
Available-for-sale	88,550	85,809
Total securities	123,033	119,791
Trading assets	13,571	7,035
Loans	54,953	56,564
Allowance for loan losses	(122)	(146)
Net loans	54,831	56,418
Premises and equipment	3,625	1,832
Accrued interest receivable	624	671
Goodwill	17,386	17,350
Intangible assets	3,107	3,220
Other assets (includes $419 and $742, at fair value)	20,221	21,298
Subtotal assets of operations	381,263	362,410
Assets of consolidated investment management funds, at fair value	245	463
Total assets	$381,508	$362,873
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$57,630	$70,783
Interest-bearing deposits in U.S. offices	101,542	74,904
Interest-bearing deposits in non-U.S. offices	100,294	93,091
Total deposits	259,466	238,778
Federal funds purchased and securities sold under repurchase agreements	11,401	14,243
Trading liabilities	4,841	3,479
Payables to customers and broker-dealers	18,758	19,731
Commercial paper	3,959	1,939
Other borrowed funds	599	3,227
Accrued taxes and other expenses	5,642	5,669
Other liabilities (including allowance for lending-related commitments of $94 and $106, also includes $607 and $88, at fair value)	7,612	5,774
Long-term debt (includes $387 and $371, at fair value)	27,501	29,163
Subtotal liabilities of operations	339,779	322,003
Liabilities of consolidated investment management funds, at fair value	1	2
Total liabilities	339,780	322,005
Temporary equity
Redeemable noncontrolling interests	143	129
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 35,826 and 35,826 shares	3,542	3,542
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,374,443,376 and 1,364,877,915 shares	14	14
Additional paid-in capital	27,515	27,118
Retained earnings	31,894	28,652
Accumulated other comprehensive loss, net of tax	(2,638)	(3,171)
Less: Treasury stock of 473,760,338 and 404,452,246 common shares, at cost	(18,844)	(15,517)
Total The Bank of New York Mellon Corporation shareholders’ equity	41,483	40,638
Nonredeemable noncontrolling interests of consolidated investment management funds	102	101
Total permanent equity	41,585	40,739
Total liabilities, temporary equity and permanent equity	$381,508	$362,873

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 115

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2019	2018	2017
Operating activities
Net income	$4,467	$4,254	$4,114
Net (income) loss attributable to noncontrolling interests	(26)	12	(24)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	4,441	4,266	4,090
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	(25)	(11)	(24)
Pension plan contributions	(45)	(55)	(114)
Depreciation and amortization	1,315	1,339	1,474
Deferred tax (benefit) expense	(69)	(525)	133
Net securities losses (gains)	18	48	(3)
Change in trading assets and liabilities	(5,167)	(574)	(694)
Change in accruals and other, net	(372)	1,508	(195)
Net cash provided by operating activities	96	5,996	4,667
Investing activities
Change in interest-bearing deposits with banks	(970)	(2,011)	2,199
Change in interest-bearing deposits with the Federal Reserve and other central banks	(26,763)	21,954	(29,613)
Purchases of securities held-to-maturity	(8,822)	(5,055)	(8,329)
Paydowns of securities held-to-maturity	5,149	4,346	4,448
Maturities of securities held-to-maturity	3,192	6,317	3,992
Purchases of securities available-for-sale	(46,435)	(32,404)	(26,151)
Sales of securities available-for-sale	11,444	8,247	6,001
Paydowns of securities available-for-sale	7,516	7,716	9,129
Maturities of securities available-for-sale	26,504	9,063	6,319
Net change in loans	1,486	4,620	2,794
Sales of loans and other real estate	147	263	392
Change in federal funds sold and securities purchased under resale agreements	16,615	(18,662)	(2,334)
Net change in seed capital investments	74	59	(124)
Purchases of premises and equipment/capitalized software	(1,210)	(1,108)	(1,197)
Proceeds from the sale of premises and equipment	—	23	—
Proceeds from the sale of an equity method investment	849	—	—
Dispositions, net of cash	—	84	—
Other, net	676	(153)	(231)
Net cash (used for) provided by investing activities	(10,548)	3,299	(32,705)
Financing activities
Change in deposits	20,663	(2,874)	17,069
Change in federal funds purchased and securities sold under repurchase agreements	(2,822)	(920)	5,174
Change in payables to customers and broker-dealers	(981)	(433)	(813)
Change in other borrowed funds	(2,651)	164	1,852
Change in commercial paper	2,020	(1,136)	3,075
Net proceeds from the issuance of long-term debt	2,993	5,143	4,738
Repayments of long-term debt	(5,250)	(3,650)	(1,046)
Proceeds from the exercise of stock options	65	80	431
Issuance of common stock	21	40	34
Treasury stock acquired	(3,327)	(3,269)	(2,686)
Common cash dividends paid	(1,120)	(1,052)	(901)
Preferred cash dividends paid	(169)	(169)	(175)
Other, net	17	(22)	26
Net cash provided by (used for) financing activities	9,459	(8,098)	26,778
Effect of exchange rate changes on cash	2	(72)	189
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	(991)	1,125	(1,071)
Cash and due from banks and restricted cash at beginning of year	8,258	7,133	8,204
Cash and due from banks and restricted cash at end of year	$7,267	$8,258	$7,133
Cash and due from banks and restricted cash:
Cash and due from banks at end of year (unrestricted cash)	$4,830	$5,864	$5,382
Restricted cash at end of year	2,437	2,394	1,751
Cash and due from banks and restricted cash at end of year	$7,267	$8,258	$7,133
Supplemental disclosures
Interest paid	$4,400	$2,711	$1,033
Income taxes paid	989	983	498
Income taxes refunded	669	175	20

See accompanying Notes to Consolidated Financial Statements.

116 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2018	$3,542	$14	$27,118	$28,652	$(3,171)	$(15,517)	$101	$40,739	(a)	$129
Reclassification of certain tax effects related to adopting Accounting Standards Update (“ASU”) 2018-02	—	—	—	90	(90)	—	—	—		—
Adjusted balance at Jan. 1, 2019	3,542	14	27,118	28,742	(3,261)	(15,517)	101	40,739		129
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		77
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(48)
Other net changes in noncontrolling interests	—	—	6	—	—	—	(25)	(19)		(18)
Net income	—	—	—	4,441	—	—	26	4,467		—
Other comprehensive income	—	—	—	—	623	—	—	623		3
Dividends:
Common stock at $1.18 per share	—	—	—	(1,120)	—	—	—	(1,120)		—
Preferred stock	—	—	—	(169)	—	—	—	(169)		—
Repurchase of common stock	—	—	—	—	—	(3,327)	—	(3,327)		—
Common stock issued under:
Employee benefit plans	—	—	28	—	—	—	—	28		—
Direct stock purchase and dividend reinvestment plan	—	—	11	—	—	—	—	11		—
Stock awards and options exercised	—	—	352	—	—	—	—	352		—
Balance at Dec. 31, 2019	$3,542	$14	$27,515	$31,894	$(2,638)	$(18,844)	$102	$41,585	(a)	$143

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,096 million at Dec. 31, 2018 and $37,941 million at Dec. 31, 2019.

BNY Mellon 117

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2017	$3,542	$14	$26,665	$25,635	$(2,357)	$(12,248)	$316	$41,567	(a)	$179
Adjustment for the cumulative effect of applying ASU 2014-09 for contract revenue	—	—	—	(55)	—	—	—	(55)		—
Adjustment for the cumulative effect of applying ASU 2017-12 for derivatives and hedging	—	—	—	27	(2)	—	—	25		—
Adjusted balance at Jan. 1, 2018	3,542	14	26,665	25,607	(2,359)	(12,248)	316	41,537		179
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		61
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(92)
Other net changes in noncontrolling interests	—	—	12	—	—	—	(203)	(191)		(8)
Net income (loss)	—	—	—	4,266	—	—	(12)	4,254		—
Other comprehensive (loss)	—	—	—	—	(812)	—	—	(812)		(11)
Dividends:
Common stock at $1.04 per share	—	—	—	(1,052)	—	—	—	(1,052)		—
Preferred stock	—	—	—	(169)	—	—	—	(169)		—
Repurchase of common stock	—	—	—	—	—	(3,269)	—	(3,269)		—
Common stock issued under:
Employee benefit plans	—	—	31	—	—	—	—	31		—
Direct stock purchase and dividend reinvestment plan	—	—	30	—	—	—	—	30		—
Stock awards and options exercised	—	—	380	—	—	—	—	380		—
Balance at Dec. 31, 2018	$3,542	$14	$27,118	$28,652	$(3,171)	$(15,517)	$101	$40,739	(a)	$129

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,709 million at Dec. 31, 2017 and $37,096 million at Dec. 31, 2018.

118 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)

Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Non-redeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2016	$3,542	$13	$25,962	$22,621	$(3,765)	$(9,562)	$618	$39,429	(a)	$151
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		56
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(70)
Other net changes in noncontrolling interests	—	—	(35)	—	—	—	(335)	(370)		36
Net income (loss)	—	—	—	4,090	—	—	33	4,123		(9)
Other comprehensive income	—	—	—	—	1,408	—	—	1,408		15
Dividends:
Common stock at $0.86 per share	—	—	—	(901)	—	—	—	(901)		—
Preferred stock	—	—	—	(175)	—	—	—	(175)		—
Repurchase of common stock	—	—	—	—	—	(2,686)	—	(2,686)		—
Common stock issued under:
Employee benefit plans	—	—	28	—	—	—	—	28		—
Direct stock purchase and dividend reinvestment plan	—	—	26	—	—	—	—	26		—
Stock awards and options exercised	—	1	684	—	—	—	—	685		—
Balance at Dec. 31, 2017	$3,542	$14	$26,665	$25,635	$(2,357)	$(12,248)	$316	$41,567	(a)	$179

(a)	Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,269 million at Dec. 31, 2016 and $37,709 million at Dec. 31, 2017.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 119

Notes to Consolidated Financial Statements

Note 1–Summary of significant accounting and reporting policies

General

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our two principal businesses, Investment Services and Investment Management, we serve institutions, corporations and high-net-worth individuals. See Note 24 for the primary products and services of our principal businesses and other information.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Our most significant estimates pertain to our allowance for loan losses and lending-related commitments, fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange on the balance sheet date. Transaction gains and losses are included in the income statement. Translation gains and losses on investments in foreign entities with functional currencies that are not the U.S. dollar are recorded as foreign currency translation adjustments in other comprehensive income (“OCI”). Revenue and expense transactions are translated at the applicable daily rate or the weighted average monthly exchange rate when applying the daily rate is not practical.

Acquired businesses

The income statement and balance sheet include results of acquired businesses accounted for under the acquisition method of accounting pursuant to Accounting Standards Codification (“ASC”) 805, Business Combinations and equity investments from the dates of acquisition. Contingent purchase consideration is measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability are recorded through the income statement.

Consolidation

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

If we hold a variable interest in the entity, further analysis is performed to determine if the entity is a variable interest entity (“VIE”) or a voting model entity (“VME”).

120 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

See Note 14 for additional disclosures related to our variable interests.

Equity method investments, including renewable energy investments

Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and included in other assets. Earnings on these investments are reflected as investment services fees, investment management and performance fees or investment and other income, as appropriate, in the period earned.

A loss in value of an equity investment that is determined to be other-than-temporary is recognized by reducing the carrying value of the equity investment to its fair value.

Renewable energy investment projects through limited liability companies are accounted for using the equity method of accounting. The hypothetical liquidation at book value (“HLBV”) methodology is used to determine the pre-tax loss that is recognized in each period. HLBV estimates the liquidation value at the beginning and end of each period, with the difference recognized as the amount of loss under the equity method.

The pre-tax losses are reported in investment and other income on the income statement. The corresponding tax benefits and credits are recorded as a reduction to provision for income taxes on the income statement. The pre-tax losses, tax benefits and credits are included in our projected annual effective tax rate.

See Note 8 for the amount of our renewable energy investments. Below are our most significant equity method investments, other than the investments in renewable energy.

Equity method investments at Dec. 31, 2019
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Global Securities Services Company (“CIBC Mellon”)	50.0%	$626
Siguler Guff	20.0%	$233

Restricted cash and securities

Cash and securities may be segregated under federal and other regulatory requirements and consists of excess client funds held by our broker-dealer entities. Restricted cash is included in interest-bearing deposits with banks on the balance sheet and with

BNY Mellon 121

Notes to Consolidated Financial Statements (continued)

cash and due from banks when reconciling the beginning and end-of-period balances on the consolidated statement of cash flows.

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

Where an enforceable netting agreement exists, resale and repurchase agreements executed with the same counterparty and the same maturity date are reported on a net basis on the balance sheet.

Securities – Debt

Debt securities are classified as available-for-sale, held-to-maturity or trading securities when they are purchased. Debt securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Debt securities are classified as held-to-maturity securities when we intend and have the ability to hold them until maturity. Debt securities are classified as trading securities when our intention is to resell the securities.

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale, are recorded net of tax as an addition to or deduction from OCI, unless a security is deemed to have other-than-temporary impairment (“OTTI”). Realized gains and losses on sales of available-for-sale securities are reported on the income statement. The cost of debt securities sold is determined on a specific identification method. Held-to-maturity securities are measured at amortized cost.

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

We routinely conduct periodic reviews to identify and evaluate each security not measured at fair value through earnings to determine whether OTTI has occurred. We examine various factors when determining whether an impairment, representing the fair value of a security being below its amortized cost, is other-than-temporary. The following are examples of factors that we consider:

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

•
For each non-agency residential mortgage-backed security (“RMBS”), we compare the remaining credit enhancement that protects the individual security from losses against the projected losses of principal and/or interest expected to come from the underlying mortgage collateral, to determine whether such credit losses might directly impact the relevant security.

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

122 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

If we intend to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its cost basis, the credit and non-credit components of OTTI are recognized in earnings and subsequently accreted to interest income on an effective yield basis over the life of the security.

The accounting policy for the determination of the fair value of financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on available market data. See Note 4 for these disclosures.

Securities – Equity

Investments in equity securities that do not result in consolidation and are not accounted for under the equity method are measured at fair value with changes in the fair value recognized through earnings, unless one of two available exceptions applies. The first exception, a scope exception, allows Federal Reserve Bank stock, Federal Home Loan Bank stock and exchange memberships to remain accounted for at cost, less impairment. The second practicability exception is an election available for equity investments that do not have readily determinable fair values. For certain investments where the Company has chosen the practicability exception, such investments are accounted for in other assets on the balance sheet at cost adjusted for impairment, if any, plus or minus observable price changes in orderly transactions for an identical or similar investment of the same issuer with any such changes reflected in investment and other income. Equity securities with readily determinable fair values are classified in trading assets with changes in fair value reflected in foreign exchange and other trading revenue.

Loans

Loans are reported at amortized cost, net of any unearned income and deferred fees and costs. Certain loan origination and upfront commitment fees, as well as certain direct loan origination and commitment costs, are deferred and amortized as a yield adjustment over the lives of the related loans. Loans held for sale are carried at the lower of cost or fair value.

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

When a first or second lien residential mortgage loan reaches 90 days delinquent, it is subject to an impairment test and placed on nonaccrual status.

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

A loan is considered to be impaired when it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the loan agreement. An impairment allowance is measured based upon the loan’s market value, the present value of expected future cash flows, discounted at the loan’s initial effective interest rate, or at fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded value of the loan, an impairment allowance is established by a provision for credit loss

BNY Mellon 123

Notes to Consolidated Financial Statements (continued)

or a write-down is taken. Impairment allowances are not needed when the recorded investment in an impaired loan is less than the loan valuation.

Allowance for loan losses and allowance for lending-related commitments

The allowance for loan losses, presented as a valuation allowance to loans, and the allowance for lending-related commitments recorded in other liabilities, are referred to as BNY Mellon’s allowance for credit losses. The accounting policy for determining the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are inherently uncertain.

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

The third element, the allowance for residential mortgage loans, is determined by segregating mortgage pools into delinquency periods ranging from current through foreclosure. Each of these delinquency periods is assigned a probability of default. A specific loss given default is assigned for each mortgage pool. We assign all residential mortgage pools, except home equity lines of credit, a probability of default and loss given default based on default and loss data derived from internal historical data related to our residential mortgage portfolio. The resulting incurred loss factor (the probability of default multiplied by the loss given default) is applied against the loan balance to determine the allowance held for each pool. This approach is applied to the other residential mortgage portfolio (a relatively small sub-segment of our mortgage loans). The allowance for wealth management loans and mortgages originated by our Wealth Management business (the majority of mortgage loans held) is assessed using the second element described above. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and insufficient internal data.

124 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Leasing

We determine if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For all leases, we use a discount rate that represents a collateralized incremental borrowing rate based on similar terms and information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For

BNY Mellon 125

Notes to Consolidated Financial Statements (continued)

operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases.

For all leases, we have elected to account for the contractual lease and non-lease components as a single lease component and include them in the calculation of the lease liability. The non-lease variable components, such as maintenance expense and other variable costs including non-index or rate escalations, have been excluded from the calculation. Additionally, for certain equipment leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

For subleasing activities, the rental income is reported as part of net occupancy expense, as this activity is not a significant business activity and is part of the Company’s customary business practice.

For direct finance leases, unearned revenue is accreted over the lives of the leases in decreasing amounts to provide a constant rate of return on the net investment in the leases. We have leveraged lease transactions that were entered into prior to Dec. 31, 2018. These leases are grandfathered under ASC 842, Leases, which became effective Jan. 1, 2019, and will continue to be accounted for under the prior guidance unless the leases are subsequently modified. Revenue on leveraged leases is recognized on a basis to achieve a constant yield on the outstanding investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in investment and other income. Impairment of leveraged lease residual values that is deemed other-than-temporary is reflected in net interest revenue. Considering the nature of these leases and the number of significant assumptions, there is risk associated with the income recognition on these leases should any of the assumptions change materially in future periods.

Software

We capitalize costs relating to acquired software and internal-use software development projects that provide new or significantly improved functionality. We capitalize projects that are expected to result in longer-term operational benefits, such as replacement systems or new applications that result in significantly increased operational efficiencies or functionality. All other costs incurred in connection with an internal-use software project are expensed as incurred. Capitalized software is recorded in other assets on the balance sheet. We record amortization of capitalized software in software and equipment expense on the income statement.

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets’ identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed annually for impairment, or more often if events and circumstances indicate it is more likely than not they may be impaired and to determine if the lives are no longer indefinite and should be amortized. The amount of goodwill impairment is determined by the excess of the carrying value of the reporting unit over its fair value. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates. See Note 7 for additional disclosures related to goodwill and intangible assets.

Investments in qualified affordable housing projects

Investments in qualified affordable housing projects through a limited liability entity are accounted for utilizing the proportional amortization method.  Under the proportional amortization method, the initial cost of the investment is amortized to the provision for income taxes in proportion to the tax credits and other tax benefits received. The net investment performance, including tax credits and other benefits received, is recognized in the income statement as a component of the provision for income taxes. Additionally, the value of the commitments to fund qualified affordable housing projects is included in other assets on the balance sheet and a liability is recorded for the unfunded portion.

Seed capital

Seed capital investments are generally classified as other assets and carried at fair value. Unrealized gains and losses on seed capital investments are

126 BNY Mellon

Notes to Consolidated Financial Statements (continued)

recorded in investment and other income. Certain risk retention investments in our collateralized loan obligations (“CLOs”) are classified as available-for-sale securities.

Noncontrolling interests

Noncontrolling interests included in permanent equity are adjusted for the income or loss attributable to the noncontrolling interest holders and any distributions to those shareholders. Redeemable noncontrolling interests are reported as temporary equity. We recognize changes in the redemption value of the redeemable noncontrolling interests as they occur and adjust the carrying value to be equal to the redemption value.

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

BNY Mellon 127

Notes to Consolidated Financial Statements (continued)

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

Actuarial gains and losses include gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from demographic or investment experience different than assumed, changes in the discount rate or other assumptions. To the extent an actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is generally recognized over the future service periods of active employees. Benefit accruals under the U.S. pension plans and the largest foreign pension plan in the United Kingdom (“UK”) are frozen. Future unrecognized actuarial gains and losses for these frozen plans that exceed a threshold amount are amortized over the average future life expectancy of plan participants with a maximum of 15 years.

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

See Note 18 for additional disclosures related to pensions.

Stock-based compensation

Compensation expense relating to share-based payments is recognized in staff expense on the income statement, on a straight-line basis, over the applicable vesting period.

Certain stock compensation grants vest when the employee retires. New grants with this feature are expensed by the first date the employee is eligible to retire. We estimate forfeitures when recording compensation cost related to share-based payment awards.

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

128 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

We enter into various derivative financial instruments for non-trading purposes primarily as part of our asset/liability management process. These non-trading derivatives are designated as one of three types of hedge activities: fair value, cash flow or net investment hedges. Gains and losses on derivatives associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item associated with the designated risks being hedged. Gains and losses on cash flow hedges are recorded in OCI, until reclassified into earnings in the same period the hedged item impacts earnings. Foreign currency transaction gains and losses related to a hedged net investment in a foreign operation, net of their tax effect, are recorded with cumulative foreign currency translation adjustments within OCI.

To qualify for hedge accounting, each hedge relationship is required to be highly effective at reducing the risk associated with the exposure being hedged, both prospectively and retrospectively. We formally document all relationships including hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking each hedging transaction. At inception, the potential cause of ineffectiveness related to each of our hedges is assessed to determine if we can expect the hedge to be highly effective over the life of the transaction. At hedge inception, we document the methodology to be utilized for evaluating effectiveness on an ongoing basis, and we monitor ongoing hedge effectiveness at least quarterly.

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

The determination of fair value of derivative financial instruments has been identified as a “critical accounting estimate.” See Note 23 for additional disclosures related to derivative financial instruments.

Earnings per common share

Earnings per common share is calculated using the two-class method under which earnings are allocated

BNY Mellon 129

Notes to Consolidated Financial Statements (continued)

to common shareholders and holders of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities under the two-class method.

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

Statement of cash flows

We have defined cash as cash and due from banks. Cash flows from hedging activities are classified in the same category as the items hedged. Distributions received from equity method investees are classified as cash inflows from operating activities on the statement of cash flows. Excess returns on investments of equity method investments are classified as cash flows from investing activities on the statement of cash flows.

Note 2–Accounting changes and new accounting guidance

The following accounting changes and new accounting guidance were adopted in 2019.

ASU 2016-02, Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued an ASU, Leases. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a “right-of-use” asset and a payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease.

The Company adopted this guidance on Jan. 1, 2019 using the alternative transition method on a prospective basis (and elected to utilize the basket of practical expedients available at implementation) and recognized right-of-use assets of $1.3 billion and lease liabilities of $1.5 billion on the consolidated balance sheet, both based on the present value of the expected remaining lease payments. See Note 6 for the disclosures required by this ASU.

ASU 2018-02, Income Statement—Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018, the FASB issued an ASU, Income Statement—Reporting Comprehensive Income: Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. This ASU permits a reclassification from accumulated other comprehensive income to retained earnings for the tax effects of items within accumulated other comprehensive income that do not reflect the lower statutory tax rate which was enacted by the 2017 U.S. tax legislation. BNY Mellon adopted this guidance in the first quarter of 2019, which resulted in a $90 million reclassification that decreased accumulated other comprehensive income and increased retained earnings.

130 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. Contingent payments totaled $6 million in 2019.

At Dec. 31, 2019, we are potentially obligated to pay additional consideration which, using reasonable assumptions, could range from $5 million to $13 million over the next two years, but could be higher as certain of the arrangements do not contain a contractual maximum.

Transaction in 2019

On Nov. 8, 2019, BNY Mellon, along with the other holders of Promontory Interfinancial Network, LLC (“PIN”), completed the sale of their interests in PIN. BNY Mellon recorded an after-tax gain of $622 million on the sale of this equity investment.

Transactions in 2018

On Jan. 2, 2018, BNY Mellon completed the sale of CenterSquare Investment Management (“CenterSquare”), one of our Investment Management investment firms, and recorded a gain on this transaction. CenterSquare had approximately $10 billion in assets under management (“AUM”) in U.S. and global real estate and infrastructure investments. In addition, goodwill of $52 million was removed from the consolidated balance sheet as a result of this sale.

On June 29, 2018, BNY Mellon completed the exchange of its majority equity interest in Amherst Capital Management LLC for a minority equity stake in Amherst Holdings LLC. Goodwill of $13 million was removed from the consolidated balance sheet and a gain was recorded as a result of this sale.

Note 4–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2019, Dec. 31, 2018 and Dec. 31, 2017, respectively.

Securities at Dec. 31, 2019		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Agency RMBS	$27,022	$164	$143	$27,043
U.S. Treasury	14,979	472	20	15,431
Sovereign debt/sovereign guaranteed	12,548	109	11	12,646
Agency commercial mortgage-backed securities (“MBS”)	9,231	203	17	9,417
Foreign covered bonds	4,189	15	7	4,197
CLOs	4,078	1	16	4,063
Supranational	3,697	18	6	3,709
Foreign government agencies	2,638	7	2	2,643
Non-agency commercial MBS	2,134	46	2	2,178
Other asset-backed securities (“ABS”)	2,141	7	5	2,143
U.S. government agencies	1,890	61	2	1,949
Non-agency RMBS (a)	1,038	202	7	1,233
State and political subdivisions	1,017	27	—	1,044
Corporate bonds	832	21	—	853
Other debt securities	1	—	—	1
Total securities available-for-sale (b)	$87,435	$1,353	$238	$88,550
Held-to-maturity:
Agency RMBS	$27,357	$292	$46	$27,603
U.S. Treasury	3,818	28	3	3,843
Agency commercial MBS	1,326	21	3	1,344
U.S. government agencies	1,023	1	2	1,022
Sovereign debt/sovereign guaranteed	756	31	—	787
Non-agency RMBS	80	4	1	83
Foreign covered bonds	79	—	—	79
Supranational	27	—	—	27
State and political subdivisions	17	—	—	17
Total securities held-to-maturity	$34,483	$377	$55	$34,805
Total securities	$121,918	$1,730	$293	$123,355

(a)	Includes $640 million that was included in the former Grantor Trust.

(b)
Includes gross unrealized gains of $32 million and gross unrealized losses of $65 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains and losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

BNY Mellon 131

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2018		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Agency RMBS	$25,594	$83	$369	$25,308
U.S. Treasury	20,190	96	210	20,076
Sovereign debt/sovereign guaranteed	10,663	108	21	10,750
Agency commercial MBS	9,836	16	161	9,691
CLOs	3,410	—	46	3,364
Supranational	2,985	7	8	2,984
Foreign covered bonds	2,890	7	19	2,878
State and political subdivisions	2,251	18	22	2,247
Other ABS	1,776	1	4	1,773
U.S. government agencies	1,676	5	24	1,657
Non-agency commercial MBS	1,491	1	28	1,464
Non-agency RMBS (a)	1,095	241	11	1,325
Foreign government agencies	1,164	1	4	1,161
Corporate bonds	1,074	6	26	1,054
Other debt securities	72	5	—	77
Total securities available-for-sale (b)	$86,167	$595	$953	$85,809
Held-to-maturity:
Agency RMBS	$25,507	$32	$632	$24,907
U.S. Treasury	4,727	3	77	4,653
U.S. government agencies	1,497	—	10	1,487
Agency commercial MBS	1,195	—	26	1,169
Sovereign debt/sovereign guaranteed	833	26	—	859
Non-agency RMBS	100	4	2	102
Foreign covered bonds	80	1	—	81
Supranational	26	1	—	27
State and political subdivisions	17	—	—	17
Total securities held-to-maturity	$33,982	$67	$747	$33,302
Total securities	$120,149	$662	$1,700	$119,111

(a)	Includes $832 million that was included in the former Grantor Trust.

(b)
Includes gross unrealized gains of $39 million and gross unrealized losses of $87 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains and losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

The following table presents the realized gains, losses and impairments, on a gross basis.

Net securities (losses) gains
(in millions)	2019	2018	2017
Realized gross gains	$23	$8	$47
Realized gross losses	(39)	(55)	(40)
Recognized gross impairments	(2)	(1)	(4)
Total net securities (losses) gains	$(18)	$(48)	$3

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

The following table presents pre-tax net securities (losses) gains by type.

Net securities (losses) gains
(in millions)	2019	2018	2017
U.S. Treasury	$(13)	$(4)	$(16)
Agency RMBS	1	(42)	(12)
Other	(6)	(2)	31
Total net securities (losses) gains	$(18)	$(48)	$3
132 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities

At Dec. 31, 2019, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in interest rates from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. Specifically, $65 million of the unrealized losses at Dec. 31, 2019 and $87 million at Dec. 31, 2018 reflected in the available-for-sale sections of the tables below relate to certain securities (primarily

Agency RMBS) that were transferred in prior periods from available-for-sale to held-to-maturity. The unrealized losses will be amortized into net interest revenue over the contractual lives of the securities. The transfer created a new cost basis for the securities. As a result, if these securities have experienced unrealized losses since the date of transfer, the corresponding fair value and unrealized losses would be reflected in the held-to-maturity sections of the following tables. We do not intend to sell these securities, and it is not more likely than not that we will have to sell these securities.

The following tables show the aggregate fair value of securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

Temporarily impaired securities at Dec. 31, 2019	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
Available-for-sale:
Agency RMBS	$8,373	$33	$5,912	$110	$14,285	$143
U.S. Treasury	1,976	16	766	4	2,742	20
Sovereign debt/sovereign guaranteed	4,045	10	225	1	4,270	11
Agency commercial MBS	1,960	12	775	5	2,735	17
Foreign covered bonds	1,009	4	690	3	1,699	7
CLOs	1,066	2	1,499	14	2,565	16
Supranational	1,336	6	360	—	1,696	6
Foreign government agencies	1,706	2	47	—	1,753	2
Non-agency commercial MBS	525	2	45	—	570	2
Other ABS	456	3	305	2	761	5
U.S. government agencies	377	2	—	—	377	2
Non-agency RMBS (a)	101	—	113	7	214	7
State and political subdivisions	—	—	16	—	16	—
Corporate bonds	82	—	21	—	103	—
Total securities available-for-sale (b)	$23,012	$92	$10,774	$146	$33,786	$238
Held-to-maturity:
Agency RMBS	$4,714	$17	$3,729	$29	$8,443	$46
U.S. Treasury	406	3	821	—	1,227	3
Agency commercial MBS	375	3	—	—	375	3
U.S. government agencies	506	2	45	—	551	2
Non-agency RMBS	6	—	40	1	46	1
Total securities held-to-maturity	$6,007	$25	$4,635	$30	$10,642	$55
Total temporarily impaired securities	$29,019	$117	$15,409	$176	$44,428	$293

(a)
Includes $2 million of securities with an unrealized loss of less than $1 million for less than 12 months and $2 million of securities with an unrealized loss of less than $1 million for 12 months or more that were included in the former Grantor Trust.

(b)
Includes gross unrealized losses of $65 million for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to Agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities. There were no gross unrealized losses for less than 12 months.

BNY Mellon 133

Notes to Consolidated Financial Statements (continued)

Temporarily impaired securities at Dec. 31, 2018	Less than 12 months		12 months or more		Total
(in millions)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Agency RMBS	$6,678	$30	$9,250	$339	$15,928	$369
U.S. Treasury	6,126	23	6,880	187	13,006	210
Sovereign debt/sovereign guaranteed	2,185	8	988	13	3,173	21
Agency commercial MBS	4,505	50	3,082	111	7,587	161
CLOs	3,280	46	2	—	3,282	46
Supranational	974	2	481	6	1,455	8
Foreign covered bonds	1,058	7	736	12	1,794	19
State and political subdivisions	316	1	668	21	984	22
Other ABS	1,289	4	23	—	1,312	4
U.S. government agencies	513	4	673	20	1,186	24
Non-agency commercial MBS	1,015	14	362	14	1,377	28
Non-agency RMBS (a)	94	1	157	10	251	11
Foreign government agencies	397	1	256	3	653	4
Corporate bonds	685	24	50	2	735	26
Total securities available-for-sale (b)	$29,115	$215	$23,608	$738	$52,723	$953
Held-to-maturity:
Agency RMBS	$4,602	$56	$17,107	$576	$21,709	$632
U.S. Treasury	157	2	4,343	75	4,500	77
U.S. government agencies	—	—	1,111	10	1,111	10
Agency commercial MBS	477	7	654	19	1,131	26
Non-agency RMBS	22	1	31	1	53	2
Total securities held-to-maturity	$5,258	$66	$23,246	$681	$28,504	$747
Total temporarily impaired securities	$34,373	$281	$46,854	$1,419	$81,227	$1,700

(a)
Includes $22 million of securities with an unrealized loss of less than $1 million for less than 12 months and $3 million of securities with an unrealized loss of less than $1 million for 12 months or more that were included in the former Grantor Trust.

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

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2019	U.S. Treasury		U.S. government agencies		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$2,104	2.51%	$25	2.73%	$162	2.90%	$8,241	1.19%	$—	—%	$10,532
Over 1 through 5 years	6,876	1.70	411	2.07	774	3.26	13,909	0.99	—	—	21,970
Over 5 through 10 years	3,693	2.21	1,513	2.70	94	2.57	1,705	0.87	—	—	7,005
Over 10 years	2,758	3.11	—	—	14	2.50	194	1.67	—	—	2,966
Mortgage-backed securities	—	—	—	—	—	—	—	—	39,871	2.87	39,871
Asset-backed securities	—	—	—	—	—	—	—	—	6,206	2.90	6,206
Total	$15,431	2.18%	$1,949	2.56%	$1,044	3.13%	$24,049	1.06%	$46,077	2.87%	$88,550
Securities held-to-maturity:
One year or less	$881	1.44%	$135	1.69%	$—	—%	$138	0.78%	$—	—%	$1,154
Over 1 through 5 years	2,937	1.98	688	2.04	3	5.68	610	0.77	—	—	4,238
Over 5 through 10 years	—	—	200	2.58	—	—	114	0.22	—	—	314
Over 10 years	—	—	—	—	14	4.76	—	—	—	—	14
Mortgage-backed securities	—	—	—	—	—	—	—	—	28,763	2.94	28,763
Total	$3,818	1.86%	$1,023	2.10%	$17	4.94%	$862	0.70%	$28,763	2.94%	$34,483

(a)	Yields are based upon the amortized cost of securities.

134 BNY Mellon

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

Debt securities credit loss roll forward
(in millions)	2019	2018
Beginning balance as of Dec. 31	$78	$84
Add: Initial OTTI credit losses	—	—
Subsequent OTTI credit losses	1	1
Less: Realized losses for securities sold	7	7
Ending balance as of Dec. 31	$72	$78

Pledged assets

At Dec. 31, 2019, BNY Mellon had pledged assets of $118 billion, including $80 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window and $6 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2019 included $98 billion of securities, $13 billion of loans, $7 billion of trading assets and less than $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY Mellon regularly moves assets in and out of its pledged assets account at the Federal Reserve.

At Dec. 31, 2018, BNY Mellon had pledged assets of $120 billion, including $96 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $7 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2018 included $100 billion of securities, $15 billion of loans, $4 billion of trading assets and $1 billion of interest-bearing deposits with banks.

At Dec. 31, 2019 and Dec. 31, 2018, pledged assets included $29 billion and $13 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2019 and Dec. 31, 2018, the market value of the securities received that can be sold or repledged was $153 billion and $151 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2019 and Dec. 31, 2018, the market value of securities collateral sold or repledged was $107 billion and $101 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At both Dec. 31, 2019 and Dec. 31, 2018, cash segregated under federal and other regulations or requirements was $2 billion. Restricted cash is included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated under federal and other regulations or requirements were $1 billion at Dec. 31, 2019 and $2 billion at Dec. 31, 2018. Restricted securities were sourced from securities purchased under resale agreements and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

BNY Mellon 135

Notes to Consolidated Financial Statements (continued)

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio and industry concentrations of credit risk at Dec. 31, 2019 and Dec. 31, 2018.

Loans	Dec. 31,
(in millions)	2019	2018
Domestic:
Commercial	$1,442	$1,949
Commercial real estate	5,575	4,787
Financial institutions	4,852	5,091
Lease financings	537	706
Wealth management loans and mortgages	16,050	15,843
Other residential mortgages	494	594
Overdrafts	524	1,550
Other	1,167	1,181
Margin loans	11,907	13,343
Total domestic	42,548	45,044
Foreign:
Commercial	347	183
Commercial real estate	7	—
Financial institutions	7,626	6,492
Lease financings	576	551
Wealth management loans and mortgages	140	122
Other (primarily overdrafts)	2,230	4,031
Margin loans	1,479	141
Total foreign	12,405	11,520
Total loans (a)	$54,953	$56,564

(a)	Net of unearned income of $313 million at Dec. 31, 2019 and $358 million at Dec. 31, 2018 primarily related to domestic and foreign lease financings.

Our loan portfolio consists of three portfolio segments: commercial, lease financings and mortgages. We manage our portfolio at the class level, which consists of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages, and other residential mortgages.

The following tables are presented for each class of financing receivables and provide additional information about our credit risks and the adequacy of our allowance for credit losses.

136 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses

Activity in the allowance for credit losses is presented below.

Allowance for credit losses activity for the year ended Dec. 31, 2019					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$81	$75	$22	$5	$21	$16	$—		$32	$252
Charge-offs	(12)	—	—	—	(1)	(1)	—		—	(14)
Recoveries	—	—	—	—	—	3	—		—	3
Net (charge-offs) recoveries	(12)	—	—	—	(1)	2	—		—	(11)
Provision	(9)	1	(2)	(2)	—	(5)	—		(8)	(25)
Ending balance	$60	$76	$20	$3	$20	$13	$—		$24	$216
Allowance for:
Loan losses	$11	$57	$5	$3	$18	$13	$—		$15	$122
Lending-related commitments	49	19	15	—	2	—	—		9	94
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$15	$—	$—		$—	$15
Allowance for loan losses	—	—	—	—	—	—	—		—	—
Collectively evaluated for impairment:
Loan balance	$1,442	$5,575	$4,852	$537	$16,035	$494	$13,598	(a)	$12,405	$54,938
Allowance for loan losses	11	57	5	3	18	13	—		15	122

(a)	Includes $524 million of domestic overdrafts, $11,907 million of margin loans and $1,167 million of other loans at Dec. 31, 2019.

Allowance for credit losses activity for the year ended Dec. 31, 2018					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$77	$76	$23	$8	$22	$20	$—		$35	$261
Charge-offs	—	—	—	—	—	(1)	—		—	(1)
Recoveries	—	—	—	—	—	2	—		1	3
Net recoveries	—	—	—	—	—	1	—		1	2
Provision	4	(1)	(1)	(3)	(1)	(5)	—		(4)	(11)
Ending balance	$81	$75	$22	$5	$21	$16	$—		$32	$252
Allowance for:
Loan losses	$24	$56	$7	$5	$18	$16	$—		$20	$146
Lending-related commitments	57	19	15	—	3	—	—		12	106
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$4	$—	$—		$—	$4
Allowance for loan losses	—	—	—	—	—	—	—		—	—
Collectively evaluated for impairment:
Loan balance	$1,949	$4,787	$5,091	$706	$15,839	$594	$16,074	(a)	$11,520	$56,560
Allowance for loan losses	24	56	7	5	18	16	—		20	146

(a)	Includes $1,550 million of domestic overdrafts, $13,343 million of margin loans and $1,181 million of other loans at Dec. 31, 2018.

BNY Mellon 137

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2017					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$82	$73	$26	$13	$23	$28	$—		$36	$281
Charge-offs	—	—	—	—	—	(1)	—		—	(1)
Recoveries	—	—	—	—	—	5	—		—	5
Net recoveries	—	—	—	—	—	4	—		—	4
Provision	(5)	3	(3)	(5)	(1)	(12)	—		(1)	(24)
Ending balance	$77	$76	$23	$8	$22	$20	$—		$35	$261
Allowance for:
Loans losses	$24	$58	$7	$8	$18	$20	$—		$24	$159
Unfunded commitments	53	18	16	—	4	—	—		11	102
Individually evaluated for impairment:
Loan balance	$—	$—	$1	$—	$5	$—	$—		$—	$6
Allowance for loan losses	—	—	—	—	1	—	—		—	1
Collectively evaluated for impairment:
Loan balance	$2,744	$4,900	$5,567	$772	$16,415	$708	$17,783	(a)	$12,645	$61,534
Allowance for loan losses	24	58	7	8	17	20	—		24	158

(a)	Includes $963 million of domestic overdrafts, $15,689 million of margin loans and $1,131 million of other loans at Dec. 31, 2017.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets (in millions)	Dec. 31,
	2019	2018
Nonperforming loans:
Other residential mortgages	$62	$67
Wealth management loans and mortgages	24	9
Total nonperforming loans	86	76
Other assets owned	3	3
Total nonperforming assets	$89	$79

At Dec. 31, 2019, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Lost interest

The table below presents the amount of lost interest income.

Lost interest
(in millions)	2019	2018	2017
Amount by which interest income recognized on nonperforming loans exceeded reversals
Total	$—	$—	$—
Foreign	—	—	—
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year
Total	$6	$5	$5
Foreign	—	—	—

138 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Impaired loans

The tables below present information about our impaired loans. We use the discounted cash flow method as the primary method for valuing impaired loans.

Impaired loans	2019		2018		2017
(in millions)	Average recorded investment	Interest revenue recognized	Average recorded investment	Interest revenue recognized	Average recorded investment	Interest revenue recognized
Impaired loans with an allowance:
Commercial	$39	$—	$—	$—	$—	$—
Financial institutions	—	—	—	—	1	—
Wealth management loans and mortgages	—	—	1	—	2	—
Lease financings	—	—	—	—	1	—
Total impaired loans with an allowance	39	—	1	—	4	—
Impaired loans without an allowance: (a)
Wealth management loans and mortgages	11	—	4	—	3	—
Total impaired loans	$50	$—	$5	$—	$7	$—

(a)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

Impaired loans	Dec. 31, 2019			Dec. 31, 2018
(in millions)	Recorded investment	Unpaid principal balance	Related allowance (a)	Recorded investment	Unpaid principal balance	Related allowance (a)
Impaired loans without an allowance: (b)
Wealth management loans and mortgages	$15	$15	N/A	$4	$4	N/A
Total impaired loans (c)	$15	$15	$—	$4	$4	$—

(a)	The allowance for impaired loans is included in the allowance for loan losses.

(b)
When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.

(c)
Excludes an aggregate of less than $1 million of impaired loans in amounts individually less than $1 million at both Dec. 31, 2019 and Dec. 31, 2018, respectively. The allowance for loan losses associated with these loans totaled less than $1 million at both Dec. 31, 2019 and Dec. 31, 2018, respectively.

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2019				Dec. 31, 2018
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	≥90		30-59	60-89	≥90
Financial institutions	$1	$30	$—	$31	$3	$3	$—	$6
Wealth management loans and mortgages	22	5	—	27	22	1	5	28
Commercial real estate	6	12	—	18	1	—	—	1
Other residential mortgages	8	3	—	11	12	6	7	25
Total past due loans	$37	$50	$—	$87	$38	$10	$12	$60

Troubled debt restructurings

A modified loan is considered a TDR if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered. A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Not all modified loans are considered TDRs.

We modified 12 other residential loans with an aggregate pre- and post-modification recorded investment of $6 million in 2019, and 17 other residential loans with an aggregate pre- and post-

BNY Mellon 139

Notes to Consolidated Financial Statements (continued)

modification recorded investment of $4 million in 2018.

The modifications of the other residential mortgage loans in 2019 and 2018 consisted of reducing the stated interest rates and, in certain cases, a forbearance of default and extending the maturity dates. The modified loans are primarily collateral dependent for which the value is based on the fair value of the collateral.

TDRs that subsequently defaulted

There were nine residential mortgage loans and one wealth management loan, with an aggregate recorded investment of $4 million, which were restructured in a TDR during the previous 12 months and subsequently defaulted in 2019.

Credit quality indicators

Our credit strategy is to focus on investment-grade clients that are active users of our non-credit services. Each customer is assigned an internal credit rating, which is mapped to an external rating agency grade equivalent, if possible, based upon a number of dimensions, which are continually evaluated and may change over time.

The following tables present information about credit quality indicators.

Commercial loan portfolio

Commercial loan portfolio – Credit risk profile by creditworthiness category	Commercial		Commercial real estate		Financial institutions
	Dec. 31,		Dec. 31,		Dec. 31,
(in millions)	2019	2018	2019	2018	2019	2018
Investment grade	$1,744	$2,036	$5,045	$4,184	$10,265	$9,586
Non-investment grade	45	96	537	603	2,213	1,997
Total	$1,789	$2,132	$5,582	$4,787	$12,478	$11,583

The commercial loan portfolio is divided into investment grade and non-investment grade categories based on the assigned internal credit ratings, which are generally consistent with those of the public rating agencies. Customers with ratings consistent with BBB- (Standard & Poor’s (“S&Ps”))/Baa3 (Moody’s) or better are considered to be investment grade. Those clients with ratings lower than this threshold are considered to be non-investment grade.

Wealth management loans and mortgages

Wealth management loans and mortgages – Credit risk profile by internally assigned grade
	Dec. 31,
(in millions)	2019	2018
Wealth management loans:
Investment grade	$7,254	$6,901
Non-investment grade	140	106
Wealth management mortgages	8,796	8,958
Total	$16,190	$15,965

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

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 62% at origination. In the wealth management portfolio, less

140 BNY Mellon

Notes to Consolidated Financial Statements (continued)

than 1% of the mortgages were past due at Dec. 31, 2019.

At Dec. 31, 2019, the wealth management mortgage portfolio consisted of the following geographic concentrations: California - 23%; New York - 17%; Massachusetts - 10%; Florida - 8%; and other - 42%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $494 million at Dec. 31, 2019 and $594 million at Dec. 31, 2018. These loans are not typically correlated to external ratings. Included in this portfolio at Dec. 31, 2019 were $91 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007, of which, 10% of the serviced loan balance was at least 60 days delinquent.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $2.7 billion at Dec. 31, 2019 and $5.5 billion at Dec. 31, 2018. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $13.4 billion of secured margin loans at Dec. 31, 2019, compared with $13.5 billion at Dec. 31, 2018. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans and do not allocate any of our allowance for credit losses to margin loans.

Reverse repurchase agreements

Reverse repurchase agreements are transactions fully collateralized with high-quality liquid securities. These transactions carry minimal credit risk and therefore are not allocated an allowance for credit losses.

Note 6–Leasing

We have operating and finance leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms of one year to 20 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

The following table presents the consolidated balance sheet information related to operating and finance leases.

Balance sheet information	Dec. 31, 2019
(dollar in millions)	Operating leases	Finance leases	Total
Right-of-use assets (a)	$1,530	$12	$1,542
Lease liability (b)	$1,772	$2	$1,774

Weighted average:
Remaining lease term	11.3 years	2.6 years
Discount rate (annualized)	2.76%	2.88%

(a)	Included in premises and equipment on the consolidated balance sheet.

(b)	Operating lease liabilities are included in other liabilities and finance lease liabilities are included in other borrowed funds, both on the consolidated balance sheet.

The following table presents the components of lease expense.

Lease expense	Year ended
(in millions)	Dec. 31, 2019
Operating lease expense	$266
Variable lease expense	39
Sublease income	(33)
Finance lease expense:
Amortization of right-of-use assets	7
Interest on lease liabilities	—
Total finance lease expense	$7
Total lease expense	$279

The following table presents cash flow information related to leases.

Cash flow information	Year ended
(in millions)	Dec. 31, 2019
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from finance leases	$—
Operating cash flows from operating leases	$285
Financing cash flows from finance leases	$20
BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

See Note 26 for information on non-cash operating and/or finance lease transactions.

The following table presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating leases	Finance leases
(in millions)
For the year ended Dec. 31,
2020	$284	$2
2021	224	—
2022	199	—
2023	166	—
2024	136	—
2025 and thereafter	1,057	—
Total lease payments	2,066	2
Less: Imputed interest	(294)	—
Total	$1,772	$2

The following table presents the maturity of lease liabilities on operating leases prior to adopting ASU 2016-02, Leases.

Maturities of lease liabilities	Operating leases
(in millions)
For the year ended Dec. 31,
2020	$244
2021	211
2022	172
2023	136
2024 and thereafter	432
Total	$1,195

Note 7–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business.

Goodwill by business (in millions)	Investment Services	Investment Management	Other	Consolidated
Balance at Dec. 31, 2017	$8,389	$9,128	$47	$17,564
Dispositions	—	(65)	—	(65)
Foreign currency translation	(56)	(93)	—	(149)
Balance at Dec. 31, 2018	$8,333	$8,970	$47	$17,350
Foreign currency translation	(1)	37	—	36
Balance at Dec. 31, 2019	$8,332	$9,007	$47	$17,386

Total goodwill increased in 2019 compared with 2018 reflecting the impact of foreign currency translation on non-U.S. dollar denominated goodwill.

Intangible assets

The table below provides a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business (in millions)	Investment Services	Investment Management	Other	Consolidated
Balance at Dec. 31, 2017	$888	$1,674	$849	$3,411
Amortization	(129)	(51)	—	(180)
Foreign currency translation	(1)	(10)	—	(11)
Balance at Dec. 31, 2018	$758	$1,613	$849	$3,220
Amortization	(80)	(37)	—	(117)
Foreign currency translation	—	4	—	4
Balance at Dec. 31, 2019	$678	$1,580	$849	$3,107

Intangible assets decreased in 2019 compared with 2018 primarily reflecting amortization.

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2019				Dec. 31, 2018
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization: (a)
Customer contracts—Investment Services	$1,520	$(1,214)	$306	10 years	$1,572	$(1,186)	$386
Customer relationships—Investment Management	712	(544)	168	11 years	899	(699)	200
Other	64	(16)	48	14 years	26	(12)	14
Total subject to amortization	2,296	(1,774)	522	10 years	2,497	(1,897)	600
Not subject to amortization: (b)
Tradenames	1,293	N/A	1,293	N/A	1,332	N/A	1,332
Customer relationships	1,292	N/A	1,292	N/A	1,288	N/A	1,288
Total not subject to amortization	2,585	N/A	2,585	N/A	2,620	N/A	2,620
Total intangible assets	$4,881	$(1,774)	$3,107	N/A	$5,117	$(1,897)	$3,220

(a)	Excludes fully amortized intangible assets.

(b)	Intangible assets not subject to amortization have an indefinite life.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2020	$104
2021	81
2022	63
2023	52
2024	45

Impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

BNY Mellon’s three business segments include seven reporting units for which goodwill impairment testing is performed on an annual basis. The Investment Services segment is comprised of four reporting units; the Investment Management segment is comprised of two reporting units and one reporting unit is included in the Other segment. As a result of the annual goodwill impairment test of the seven reporting units conducted in the second quarter of 2019, no goodwill impairment was recognized.

Note 8–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2019	2018
Corporate/bank-owned life insurance	$5,219	$4,937
Accounts receivable	3,802	3,692
Fails to deliver	1,671	2,274
Software	1,590	1,652
Prepaid pension assets	1,464	1,357
Renewable energy investments	1,144	1,264
Equity in a joint venture and other investments	1,102	1,064
Qualified affordable housing project investments	1,024	999
Prepaid expense	491	385
Federal Reserve Bank stock	466	484
Income taxes receivable	388	1,125
Seed capital	184	224
Fair value of hedging derivatives	21	289
Other (a)	1,655	1,552
Total other assets	$20,221	$21,298

(a)	At Dec. 31, 2019 and Dec. 31, 2018, other assets include $22 million and $111 million, respectively, of Federal Home Loan Bank stock, at cost.

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for an identical

BNY Mellon 143

Notes to Consolidated Financial Statements (continued)

or similar investment of the same issuer. The observable price changes are recorded in investment and other income on the consolidated income statement. Our non-readily marketable equity securities totaled $61 million at Dec. 31, 2019 and $55 million at Dec. 31, 2018 and are included in equity in a joint venture and other investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Non-readily marketable equity securities			Life-to-date
(in millions)	2019	2018
Upward adjustments	$4	$28	$32
Downward adjustments	(3)	(1)	(4)
Net adjustments	$1	$27	$28

Qualified affordable housing project investments

We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. Our total investment in qualified affordable housing projects totaled $1.0 billion at both Dec. 31, 2019 and Dec. 31, 2018. Commitments to fund future investments in qualified affordable housing projects totaled $422 million at Dec. 31, 2019 and $479 million at Dec. 31, 2018 and are recorded in other liabilities. A summary of the commitments to fund future investments is as follows: 2020 – $152 million; 2021 – $161 million; 2022 – $82 million; 2023 – $5 million; 2024 – $2 million; and 2025 and thereafter – $20 million.

Tax credits and other tax benefits recognized were $148 million in 2019, $163 million in 2018 and $156 million in 2017.

Amortization expense included in the provision for income taxes was $121 million in 2019, $136 million in 2018 and $153 million in 2017.

Investments valued using net asset value (“NAV”) per share

In our Investment Management business, we make seed capital investments in certain funds we manage. We also hold private equity investments, specifically small business investment companies (“SBICs”), which are compliant with the Volcker Rule, and certain other corporate investments. Seed capital, private equity and other corporate investments are included in other assets on the consolidated balance sheet. The fair value of certain of these investments was estimated using the NAV per share for our ownership interest in the funds.

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2019		Dec. 31, 2018
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a)	$59	$—	$54	$—
Private equity investments (SBICs) (b)	89	55	74	41
Other (c)	33	—	87	—
Total	$181	$55	$215	$41

(a)
Primarily includes leveraged loans and structured credit funds which are generally not redeemable. Distributions from such investments will be received as the underlying investments in the funds, which have a life of six years, are liquidated.

(b)
Private equity investments include Volcker Rule-compliant investments in SBICs that invest in various sectors of the economy. Private equity investments do not have redemption rights. Distributions from such investments will be received as the underlying investments in the private equity investments, which have a life of 10 years, are liquidated.

(c)
Primarily relates to investments in funds that relate to deferred compensation arrangements with employees. Investments in funds can be redeemed on a quarterly basis with redemption notice periods up to 95 days. At Dec. 31, 2018, also included investments which could be redeemed daily or monthly with a redemption notice period of one day.

144 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 9–Deposits

Total time deposits in denominations of $250,000 or more were $44.1 billion at Dec. 31, 2019 and $32.1 billion at Dec. 31, 2018. At Dec. 31, 2019, the scheduled maturities of all time deposits are as follows: 2020 – $48.3 billion; 2021 – $2 million; 2022 – $- million; 2023 – $- million; 2024 – $- million; and 2025 and thereafter – $1 million.

Note 10–Contract revenue

Fee revenue in Investment Services and Investment Management is primarily variable, based on levels of assets under custody and/or administration (“AUC/A”), AUM and the level of client-driven transactions, as specified in fee schedules.

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

See Note 24 for additional information on our principal businesses, Investment Services and Investment Management, and the primary services provided.

BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

Disaggregation of contract revenue

Contract revenue is included in fee revenue on the consolidated income statement. The following table presents fee revenue related to contracts with customers, disaggregated by type of fee revenue, for each business segment.

Disaggregation of contract revenue by business segment (a)
	Year ended Dec. 31,
	2019				2018
(in millions)	IS	IM	Other	Total	IS	IM	Other	Total
Fee revenue - contract revenue:
Investment services fees:
Asset servicing fees	$4,365	$85	$1	$4,451	$4,395	$88	$1	$4,484
Clearing services fees (b)	1,649	—	(1)	1,648	1,615	—	—	1,615
Issuer services fees	1,130	—	—	1,130	1,099	—	—	1,099
Treasury services fees	560	1	—	561	553	1	—	554
Total investment services fees (b)	7,704	86	—	7,790	7,662	89	1	7,752
Investment management and performance fees (b)	17	3,373	—	3,390	16	3,619	—	3,635
Financing-related fees	59	—	1	60	61	1	(2)	60
Distribution and servicing	(49)	178	—	129	(51)	191	—	140
Investment and other income	282	(197)	—	85	279	(202)	2	79
Total fee revenue - contract revenue	8,013	3,440	1	11,454	7,967	3,698	1	11,666
Fee and other revenue - not in scope of ASC 606 (c)(d)	881	26	887	1,794	959	83	84	1,126
Total fee and other revenue	$8,894	$3,466	$888	$13,248	$8,926	$3,781	$85	$12,792

(a)	Business segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting.

(b)	In 2019, we reclassified certain platform-related fees to clearing services fees from investment management and performance fees. Prior periods have been reclassified.

(c)
Primarily includes investment and other income, foreign exchange and other trading revenue, financing-related fees, asset servicing fees and net securities gains (losses), all of which are accounted for using other accounting guidance.

(d)	The Investment Management business includes income from consolidated investment management funds, net of noncontrolling interests, of $30 million in 2019 and a loss of $1 million in 2018.
IS - Investment Services segment.
IM - Investment Management segment.

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.4 billion at Dec. 31, 2019 and $2.5 billion at Dec. 31, 2018. An allowance is maintained for accounts receivable which is generally based on the number of days outstanding. Adjustments to the allowance are recorded in other expense on the consolidated income statement. We recorded a provision of $15 million in 2019 and $11 million in 2018.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $32 million at Dec. 31, 2019 and $36 million at Dec. 31, 2018. Accrued revenues recorded as contract assets are usually billed on an annual basis.

There were no impairments recorded on contract assets in 2019.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $168 million at Dec. 31, 2019 and $171 million at Dec. 31, 2018. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2019 relating to contract liabilities as of Dec. 31, 2018 was $99 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $86 million at Dec. 31, 2019 and $98 million at Dec. 31, 2018. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate and typically average nine years. The amortization of capitalized sales incentives, which is primarily included in staff expense on the consolidated income statement, totaled $22 million in both 2019 and 2018.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation and totaled $16 million at Dec. 31, 2019 and $20 million at Dec. 31, 2018. These capitalized costs are amortized on a straight-line basis over the expected contract period which generally ranges from seven to nine years. The amortization is included in other expense on the consolidated income statement and totaled $5 million in both 2019 and 2018. There were no impairments recorded on capitalized contract costs in 2019.

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

Note 11–Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue	Year ended Dec. 31,
(in millions)	2019	2018	2017
Interest revenue
Deposits with the Federal Reserve and other central banks	$448	$531	$319
Deposits with banks	265	219	120
Federal funds sold and securities purchased under resale agreements	2,154	1,116	423
Margin loans	454	510	343
Non-margin loans	1,335	1,356	1,077
Securities:
Taxable	2,701	2,520	1,977
Exempt from federal income taxes	36	54	64
Total securities	2,737	2,574	2,041
Trading securities	155	126	59
Total interest revenue	7,548	6,432	4,382
Interest expense
Deposits in domestic offices	958	537	107
Deposits in foreign offices	636	340	55
Federal funds purchased and securities sold under repurchase agreements	1,437	758	225
Trading liabilities	35	29	7
Other borrowed funds	59	58	26
Commercial paper	55	51	29
Customer payables	238	191	64
Long-term debt	942	857	561
Total interest expense	4,360	2,821	1,074
Net interest revenue	3,188	3,611	3,308
Provision for credit losses	(25)	(11)	(24)
Net interest revenue after provision for credit losses	$3,213	$3,622	$3,332

Note 12–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2019	2018	2017
Current tax expense (benefit):
Federal	$592	$902	$(99)
Foreign	484	442	388
State and local	113	119	74
Total current tax expense	1,189	1,463	363
Deferred tax (benefit) expense:
Federal	(3)	(556)	36
Foreign	(13)	9	14
State and local	(53)	22	83
Total deferred tax (benefit) expense	(69)	(525)	133
Provision for income taxes	$1,120	$938	$496

BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

In December 2017, the Tax Cuts and Jobs Act of 2017 (“U.S. tax legislation”) was signed into law. Also in December 2017, the Securities and Exchange Commission staff issued Staff Accounting Bulletin No.118 (“SAB 118”). SAB 118 allowed the recording of a provisional estimate to reflect the income tax impact of the U.S. tax legislation and provided a measurement period up to one year from the enactment date. Due to the timing of the enactment and the complexity involved in applying the provisions of the U.S. tax legislation, we recorded a provisional tax benefit of $710 million in the fourth quarter of 2017.

In 2018, we completed our analysis of the U.S. tax legislation and recorded an additional $106 million tax benefit.

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2019	2018	2017
Domestic	$3,516	$3,008	$2,699
Foreign	2,071	2,184	1,911
Income before taxes	$5,587	$5,192	$4,610

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2019	2018
Depreciation and amortization	$2,136	$2,060
Pension obligation	282	300
Renewable energy investment	268	295
Equity investments	63	65
Lease financings	42	130
Securities valuation	1	(15)
Credit losses on loans	(46)	(54)
Reserves not deducted for tax	(120)	(143)
Employee benefits	(257)	(266)
Other assets	(43)	(65)
Other liabilities	229	189
U.S. foreign tax credits	(39)	—
Valuation allowance	39	—
Net deferred tax liability	$2,555	$2,496

As of Dec. 31, 2019, BNY Mellon has $39 million of U.S. foreign tax credit carryforwards which will expire in 2029. We believe it is more likely than not that the benefit from these foreign tax credits will not be realized. Accordingly, we have recorded a valuation allowance of $39 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2019, we had approximately $280 million of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2019 would be up to $60 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2019	2018	2017
Federal rate	21.0%	21.0%	35.0%
State and local income taxes, net of federal income tax benefit	0.9	2.1	1.8
Foreign operations	2.4	0.5	(4.2)
Tax credits	(3.2)	(3.3)	(3.7)
Tax-exempt income	(0.7)	(0.8)	(1.9)
Leverage lease adjustment	—	—	(1.4)
Federal Deposit Insurance Corporation (“FDIC”) assessment	0.2	0.5	—
Stock compensation	(0.4)	(0.6)	(1.1)
U.S. tax legislation	—	(1.7)	(13.3)
Other – net	(0.2)	0.4	(0.4)
Effective tax rate	20.0%	18.1%	10.8%

Unrecognized tax positions
(in millions)	2019	2018	2017
Beginning balance at Jan. 1, – gross	$103	$128	$146
Prior period tax positions:
Increases	60	6	20
Decreases	(3)	(8)	(4)
Current period tax positions	17	9	10
Settlements	(4)	(32)	(44)
Ending balance at Dec. 31, – gross	$173	$103	$128

Our total tax reserves as of Dec. 31, 2019 were $173 million compared with $103 million at Dec. 31, 2018. If these tax reserves were unnecessary, $173 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2019 is accrued interest, where applicable, of $31 million. The additional tax expense related to interest for the year ended Dec. 31, 2019 was $13 million, compared with $8 million for the year ended Dec. 31, 2018.

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by approximately $100 million as a result of adjustments related to tax years that are still subject to examination.

Our federal income tax returns are closed to examination through 2013. Our New York State, New York City and UK income tax returns are closed to examination through 2012.

Note 13–Long-term debt

Long-term debt	Dec. 31, 2019			Dec. 31, 2018
(in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	1.95 - 4.60%	2020 - 2028	$23,519	2.05 - 5.45%	$24,995
Floating rate	1.71 - 2.96%	2020 - 2038	2,328	2.61 - 3.86%	2,628
Subordinated debt (a)	3.00 - 7.50%	2021 - 2029	1,654	3.00 - 7.50%	1,540
Total			$27,501		$29,163

(a)	Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2020 – $4.0 billion, 2021 – $5.9 billion, 2022 – $2.3 billion, 2023 – $5.5 billion and 2024 – $2.5 billion.

Note 14–Variable interest entities and securitization

We have variable interests in VIEs, which include investments in retail, institutional and alternative investment funds, including CLO structures in which we provide asset management services, some of which are consolidated.

We earn management fees from these funds as well as performance fees in certain funds and may also provide start-up capital for new funds. The funds are primarily financed by our customers’ investments in the funds’ equity or debt.

Additionally, we invest in qualified affordable housing and renewable energy projects, which are designed to generate a return primarily through the realization of tax credits. The projects, which are structured as limited partnerships and limited liability companies, are also VIEs, but are not consolidated.

The following table presents the incremental assets and liabilities included in the consolidated balance sheet as of Dec. 31, 2019 and Dec. 31, 2018. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investments	Dec. 31, 2019				Dec. 31, 2018
(in millions)	Investment Management funds		Securitization	Total consolidated investments	Investment Management funds		Securitization	Total consolidated investments
Trading assets	$229		$400	$629	$243		$400	$643
Other assets	16		—	16	220		—	220
Total assets	$245	(a)	$400	$645	$463	(b)	$400	$863
Other liabilities	$1		$387	$388	$2		$371	$373
Total liabilities	$1	(a)	$387	$388	$2	(b)	$371	$373
Nonredeemable noncontrolling interests	$102	(a)	$—	$102	$101	(b)	$—	$101

(a)	Includes VMEs with assets of $50 million, liabilities of $1 million and nonredeemable noncontrolling interests of $1 million.

(b)	Includes VMEs with assets of $253 million, liabilities of $2 million and nonredeemable noncontrolling interests of less than $1 million.

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2019 and Dec. 31, 2018, the following assets and liabilities related to the VIEs where we are not the primary beneficiary were included in our consolidated balance sheets and primarily related to accounting for our investments in qualified affordable housing and renewable energy projects.

The maximum loss exposure indicated in the table below relates solely to our investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs	Dec. 31, 2019			Dec. 31, 2018
(in millions)	Assets	Liabilities	Maximum loss exposure	Assets	Liabilities	Maximum loss exposure
Securities - Available-for-sale (a)	$208	$—	$208	$214	$—	$214
Other	2,400	422	2,822	2,450	479	2,929

(a)	Includes investments in the Company’s sponsored CLOs.

Note 15–Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2019, 900,683,038 shares of common stock were outstanding.

Common stock repurchase program

In June 2018, in connection with the Federal Reserve’s non-objection to our 2018 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $2.4 billion of common stock. The 2018 capital plan began in the third quarter of 2018 and continued through the second quarter of 2019.

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

In June 2019, in connection with the Federal Reserve’s non-objection to our 2019 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $3.94 billion of common stock starting in the third quarter of 2019 and continuing through the second quarter of 2020. This new share repurchase plan replaces all previously authorized share repurchase plans.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions. In 2019, we repurchased 69.3 million common shares at an average price of $48.01 per common share for a total of $3.3 billion. At Dec. 31, 2019, the maximum dollar value of shares that may yet be purchased under the June 2019 program, including employee benefit plan repurchases, totaled $1.9 billion.

Preferred stock

BNY Mellon has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes BNY Mellon’s preferred stock issued and outstanding at Dec. 31, 2019 and Dec. 31, 2018.

150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31,		Dec. 31,
	Per annum dividend rate	2019	2018	2019	2018
Series A	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	5,001	5,001	$500	$500
Series C	5.2%	5,825	5,825	568	568
Series D	4.50% to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	5,000	5,000	494	494
Series E	4.95% to and including June 20, 2020, then a floating rate equal to the three-month LIBOR plus 3.42%	10,000	10,000	990	990
Series F	4.625% to and including Sept. 20, 2026, then a floating rate equal to the three-month LIBOR plus 3.131%	10,000	10,000	990	990
Total		35,826	35,826	$3,542	$3,542

(a)	All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.

(b)	The carrying value of the Series C, Series D, Series E and Series F preferred stock is recorded net of issuance costs.

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

The table below presents the dividends paid on our preferred stock.

Preferred dividends paid
(dollars in millions, except per share amounts)	Depositary shares per share		2019		2018		2017
			Per share	Total dividend	Per share	Total dividend	Per share	Total dividend
Series A	100	(a)	$4,055.55	$20	$4,055.55	$20	$4,055.55	$20
Series C	4,000		5,200.00	31	5,200.00	31	5,200.00	31
Series D	100		4,500.00	22	4,500.00	22	4,500.00	22
Series E	100		4,950.00	50	4,950.00	50	4,950.00	50
Series F	100		4,625.00	46	4,625.00	46	5,254.51	52
Total				$169		$169		$175

(a)	Represents Normal Preferred Capital Securities.

BNY Mellon 151

Notes to Consolidated Financial Statements (continued)

The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. We may redeem the Series A or Series C preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series D preferred stock, in whole or in part, on or after the dividend payment date in June 2023, the Series E preferred stock, in whole or in part, on or after the dividend payment date in June 2020, and the Series F preferred stock, in whole or in part, on or after the dividend payment date in September 2026. The Series C, Series D, Series E or Series F preferred stock can be redeemed, in whole but not in part, at any time within 90 days following a regulatory capital treatment event. Redemption of the preferred stock is subject to the prior approval of the Federal Reserve.

Temporary equity

Temporary equity was $143 million at Dec. 31, 2019 and $129 million at Dec. 31, 2018. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.”

As of Dec. 31, 2019 and Dec. 31, 2018, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2019	2018
Consolidated regulatory capital ratios:
Common Equity Tier 1 (“CET1”) ratio	11.5%	10.7%
Tier 1 capital ratio	13.7	12.8
Total capital ratio	14.4	13.6
Tier 1 leverage ratio	6.6	6.6
Supplementary leverage raio (“SLR”) (b)	6.1	6.0

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	15.1%	14.0%
Tier 1 capital ratio	15.1	14.3
Total capital ratio	15.2	14.7
Tier 1 leverage ratio	6.9	7.6
SLR (b)	6.4	6.8

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

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. If a bank holding company (“BHC”) such as BNY Mellon or bank such as The Bank of New York Mellon or BNY Mellon, N.A. fails to qualify as “adequately capitalized,” regulatory sanctions and limitations are imposed.

152 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents our capital components and risk-weighted assets (“RWAs”) determined under the Standardized and Advanced Approaches, the average assets used for leverage capital purposes and leverage exposure used for SLR purposes.

Regulatory capital ratio components
	Dec. 31,
(in millions)	2019	2018
CET1:
Common shareholders’ equity	$37,941	$37,096
Adjustments for:
Goodwill and intangible assets (a)	(18,725)	(18,806)
Net pension fund assets	(272)	(320)
Equity method investments	(311)	(361)
Deferred tax assets	(46)	(42)
Other	(47)	—
Total CET1	18,540	17,567
Other Tier 1 capital:
Preferred stock	3,542	3,542
Other	(86)	(65)
Total Tier 1 capital	$21,996	$21,044

Tier 2 capital:
Subordinated debt	$1,248	$1,250
Allowance for credit losses	216	252
Other	(11)	(10)
Total Tier 2 capital – Standardized Approach	1,453	1,492
Excess of expected credit losses	—	65
Less: Allowance for credit losses	216	252
Total Tier 2 capital – Advanced Approaches	$1,237	$1,305

Total capital:
Standardized Approach	$23,449	$22,536
Advanced Approaches	$23,233	$22,349

Risk-weighted assets:
Standardized Approach	$148,695	$149,618
Advanced Approaches:
Credit Risk	$95,490	$92,917
Market Risk	4,020	3,454
Operational Risk	61,388	68,300
Total Advanced Approaches	$160,898	$164,671

Average assets for Tier 1 leverage ratio	$334,869	$319,007
Total leverage exposure for SLR	$362,452	$347,943

(a)	Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2019
(in millions)	Consolidated	(a)	The Bank of New York Mellon	(b)
CET1	$4,864		$11,045
Tier 1 capital	5,906		9,130
Total capital	3,925		6,623
Tier 1 leverage ratio	8,601		5,424
SLR	3,873		1,157

(a)	Based on minimum required standards, with applicable buffers.

(b)	Based on well capitalized standards.

BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

Note 16–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2019			2018			2017
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$135	$16	$151	$(157)	$(156)	$(313)	$659	$194	$853
Total foreign currency translation	135	16	151	(157)	(156)	(313)	659	194	853
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during period	680	(168)	512	(542)	126	(416)	237	(84)	153
Reclassification adjustment (b)	18	(4)	14	48	(12)	36	(3)	—	(3)
Net unrealized gain (loss) on assets available-for-sale	698	(172)	526	(494)	114	(380)	234	(84)	150
Defined benefit plans:
Prior service cost arising during the period	(1)	—	(1)	—	—	—	—	—	—
Net (loss) gain arising during the period	(121)	34	(87)	(244)	55	(189)	454	(112)	342
Foreign exchange adjustment	—	—	—	—	—	—	1	—	1
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	52	(18)	34	93	(24)	69	100	(32)	68
Total defined benefit plans	(70)	16	(54)	(151)	31	(120)	555	(144)	411
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during period	16	(7)	9	(15)	4	(11)	33	(9)	24
Reclassification of net loss (gain) to net income:
Interest rate contracts - interest expense	(7)	2	(5)	—	—	—	—	—	—
Foreign exchange (“FX”) contracts - other revenue	—	—	—	(2)	—	(2)	(8)	2	(6)
FX contracts - trading revenue	—	—	—	—	—	—	(2)	1	(1)
FX contracts - staff expense	(3)	2	(1)	4	(1)	3	(10)	2	(8)
Total reclassifications to net income	(10)	4	(6)	2	(1)	1	(20)	5	(15)
Net unrealized gain (loss) on cash flow hedges	6	(3)	3	(13)	3	(10)	13	(4)	9
Total other comprehensive income (loss)	$769	$(143)	$626	$(815)	$(8)	$(823)	$1,461	$(38)	$1,423

(a)	Includes the impact of hedges of net investments in foreign subsidiaries. See Note 23 for additional information.

(b)
The reclassification adjustment related to the unrealized gain (loss) on assets available-for-sale is recorded as net securities gains on the consolidated income statement. The amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost is recorded as staff expense on the consolidated income statement.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2016 ending balance	$(2,451)	$(1,306)	$(42)	$36	$(2)	$(3,765)
Change in 2017	838	419	(8)	150	9	1,408
2017 ending balance	$(1,613)	$(887)	$(50)	$186	$7	$(2,357)
Adjustment for the cumulative effect of applying ASU 2017-12 for derivatives and hedging	—	—	—	(2)	—	(2)
Adjusted balance at Jan. 1, 2018	(1,613)	(887)	(50)	184	7	(2,359)
Change in 2018	(302)	(118)	(2)	(380)	(10)	(812)
2018 ending balance	$(1,915)	$(1,005)	$(52)	$(196)	$(3)	$(3,171)
Adjustment for the cumulative effect of applying ASU 2018-02 for income taxes	115	(213)	—	6	2	(90)
Adjusted balance at Jan. 1, 2019	(1,800)	(1,218)	(52)	(190)	(1)	(3,261)
Change in 2019	148	(57)	3	526	3	623
2019 ending balance	$(1,652)	$(1,275)	$(49)	$336	$2	$(2,638)
154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 17–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards, including options, to employees and directors of BNY Mellon. At Dec. 31, 2019, under the Long-Term Incentive Plan approved in April 2019, we may issue 35,660,228 new stock-based awards, all of which may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $84 million in 2019, $93 million in 2018 and $109 million in 2017.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for restricted stock and RSUs was $222 million in 2019, $270 million in 2018 and $273 million in 2017. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $53 million in 2019, $65 million in 2018 and $66 million in 2017.

BNY Mellon’s Executive Committee members were granted a target award of 576,855 performance share units (“PSUs”) in 2019, 362,798 in 2018 and 793,847 in 2017. The 2019 and 2018 awards cliff vest in 3 years with the number of shares that vest determined based on a payout table that references performance conditions related to average revenue growth and average operating margin, both as adjusted and subject to Human Resources and Compensation Committee discretion. These awards are classified as equity and marked-to-market to earnings as a result of this discretion. The 2017 awards cliff vest in 3 years with the number of shares that vest determined based on a payout table that references changes in the interest rate environment since the grant date along with a performance condition that references operating earnings per share achieved in 2019 with the potential of a risk modifier based on the extent of growth in RWAs and subject to Human Resources and Compensation Committee discretion. These awards are liability classified as they contain an interest rate condition that is not linked to performance or market and marked-to-market to earnings as a result of the discretion.

The following table summarizes our non-vested PSU, restricted stock and RSU activity for 2019.

Non-vested PSU, restricted stock and RSU activity	Number of shares	Weighted-average fair value at grant date
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2018	14,211,712	$49.43
Granted	6,179,808	51.59
Vested	(6,201,276)	43.21
Forfeited	(1,456,946)	49.74
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2019	12,733,298	$50.77

As of Dec. 31, 2019, $208 million of total unrecognized compensation costs related to non-vested PSUs, restricted stock and RSUs is expected to be recognized over a weighted-average period of 2.2 years.

The total fair value of restricted stock, RSUs and PSUs that vested was $278 million in 2019, $289 million in 2018 and $260 million in 2017. The actual excess tax benefit realized for the tax deductions from shares vested totaled $11 million in 2019, $26 million in 2018 and $34 million in 2017. The tax benefits were recognized in the provision for income taxes.

Subsidiary Long-Term Incentive Plans

BNY Mellon also has several subsidiary Long-Term Incentive Plans which have issued restricted subsidiary shares to certain employees. These share awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period of time. The shares are generally non-voting and non-dividend paying. Once the restrictions lapse, which generally

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

occurs in three to five years, the shares can only be sold, at the option of the employee, to BNY Mellon at a price based generally on the fair value of the subsidiary at the time of repurchase. In certain instances BNY Mellon has an election to call the shares.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY

Mellon. Generally, each option granted is exercisable between one and 10 years from the date of grant. No stock options were granted in 2019, 2018 and 2017.

Compensation costs that were charged against income were less than $1 million in 2019, 2018 and 2017. The income tax benefit recognized in the consolidated income statement related to compensation costs was less than $1 million in 2019, 2018 and 2017.

A summary of the status of our options as of Dec. 31, 2019, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Balance at Dec. 31, 2018	6,714,283	$25.67	2.0
Granted	—	—
Exercised	(2,543,235)	25.14
Canceled/Expired	(27,473)	21.93
Balance at Dec. 31, 2019	4,143,575	$26.03	1.4
Vested and expected to vest at Dec. 31, 2019	4,143,575	26.03	1.4
Exercisable at Dec. 31, 2019	4,143,575	26.03	1.4

Stock options outstanding at Dec. 31, 2019
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable	Weighted-average exercise price
$ 18 to 31	4,143,575	1.4	$26.03	4,143,575	$26.03

(a)	At Dec. 31, 2018 and Dec. 31, 2017, 6,714,283 and 9,302,140 options were exercisable at a weighted-average price per common share of $25.67 and $27.27, respectively.

Aggregate intrinsic value of options
(in millions)	2019	2018	2017
Outstanding at Dec. 31,	$101	$144	$247
Exercisable at Dec. 31,	$101	$144	$247

The total intrinsic value of options exercised was $63 million in 2019, $61 million in 2018 and $159 million in 2017.

Cash received from option exercises totaled $65 million in 2019, $80 million in 2018 and $431 million in 2017. The actual excess tax benefit realized for the tax deductions from options exercised totaled $10 million in 2019, $10 million in 2018 and $16 million in 2017. The tax benefits were recognized in the provision for income taxes.

Note 18–Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 11,200 U.S. employees and approximately 13,100 non-U.S. employees.

BNY Mellon has one qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas.

Effective June 30, 2015, the benefit accruals under the U.S. qualified and non-qualified defined benefit plans were frozen. This change resulted in no additional benefits being earned by participants in

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

those plans based on service or pay after June 30, 2015. These plans were previously closed to new participants effective Dec. 31, 2010, at which time a non-elective contribution was added to the Company’s defined contribution plan for employees not eligible to join the pension plan. Employees previously participating in the pension plan received this non-elective contribution starting July 1, 2015.

Effective Dec. 31, 2018, the benefit accruals were frozen under our largest foreign plan, which covers certain UK employees. This change results in no additional benefits being earned by participants in that plan based on service or pay after Dec. 31, 2018. Most UK employees currently earn benefits only on a defined contribution basis. UK employees impacted by the pension plan freeze began earning benefits on a defined contribution basis on Jan. 1, 2019.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollars in millions)	2019	2018	2019	2018	2019	2018	2019	2018
Weighted-average assumptions used to determine benefit obligations
Discount rate	3.45%	4.45%	2.02%	2.95%	3.45%	4.45%	2.10%	3.10%
Rate of compensation increase	N/A	N/A	3.19	2.98	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(4,123)	$(4,405)	$(1,104)	$(1,322)	$(149)	$(175)	$(5)	$(4)
Service cost	—	—	(11)	(28)	(1)	(1)	—	—
Interest cost	(178)	(169)	(32)	(32)	(6)	(7)	—	—
Amendments	—	—	(1)	—	—	—	—	—
Actuarial gain (loss)	(585)	219	(264)	173	(1)	22	(1)	(1)
Curtailments	—	—	—	11	—	—	—	—
Benefits paid	227	232	40	25	12	12	—	—
Foreign exchange adjustment	N/A	N/A	(22)	69	N/A	N/A	—	—
Benefit obligation at end of period	(4,659)	(4,123)	(1,394)	(1,104)	(145)	(149)	(6)	(5)
Change in fair value of plan assets
Fair value at beginning of period	5,040	5,496	1,316	1,393	99	107	—	—
Actual return on plan assets	910	(257)	191	1	18	(8)	—	—
Employer contributions	15	33	30	22	12	12	—	—
Benefit payments	(227)	(232)	(40)	(25)	(12)	(12)	—	—
Foreign exchange adjustment	N/A	N/A	32	(75)	N/A	N/A	—	—
Fair value at end of period	5,738	5,040	1,529	1,316	117	99	—	—
Funded status at end of period	$1,079	$917	$135	$212	$(28)	$(50)	$(6)	$(5)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss	$1,557	$1,598	$221	$105	$70	$84	$1	$—
Prior service cost (credit)	—	—	2	1	(33)	(40)	—	—
Total loss (before tax effects)	$1,557	$1,598	$223	$106	$37	$44	$1	$—

(a)	The benefit obligation for pension benefits is the projected benefit obligation, and for healthcare benefits, it is the accumulated benefit obligation.

A number of key assumptions and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the Employee Stock Ownership Plan (“ESOP”).

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 3.45% as of Dec. 31, 2019.
The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial losses on the benefit obligation for the domestic and foreign pension plans in 2019 are primarily attributable to decreases in discount rates. Actuarial gains on the benefit obligation for the domestic and foreign pension plans in 2018 are primarily attributable to increases in discount rates.

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollars in millions)	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,304	$5,238	$5,026	$1,277	$1,266	$994	$111	$108	$102	N/A	N/A	N/A
Discount rate	4.45%	3.97%	4.35%	2.95%	2.45%	2.53%	4.45%	3.97%	4.35%	3.10%	2.50%	2.60%
Expected rate of return on plan assets	6.500	6.625	6.625	3.54	4.56	4.61	6.500	6.625	6.625	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	2.98	3.02	3.60	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost :
Service cost	$—	$—	$—	$11	$28	$31	$1	$1	$1	$—	$—	$—
Interest cost	178	169	180	32	32	33	6	7	7	—	—	—
Expected return on assets	(337)	(339)	(325)	(45)	(57)	(50)	(7)	(8)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	—	—	—	—	(7)	(9)	(10)	—	—	—
Net actuarial loss	53	68	67	2	22	35	4	7	6	—	—	—
Settlement loss	—	5	2	—	—	—	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(106)	$(97)	$(76)	$—	$25	$49	$(3)	$(2)	$(3)	$—	$—	$—

Changes in other comprehensive loss (income) in 2019	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$12	$118	$(10)	$1
Recognition of prior years’ net (loss)	(53)	(2)	(4)	—
Prior service cost arising during the period	—	1	—	—
Recognition of prior years’ service credit	—	—	7	—
Total recognized in other comprehensive (income) loss (before tax effects)	$(41)	$117	$(7)	$1

	Domestic		Foreign
(in millions)	2019	2018	2019	2018
Pension benefits:
Prepaid benefit cost	$1,249	$1,077	$222	$280
Accrued benefit cost	(170)	(160)	(87)	(68)
Total pension benefits	$1,079	$917	$135	$212
Healthcare benefits:
Accrued benefit cost	$(28)	$(50)	$(6)	$(5)
Total healthcare benefits	$(28)	$(50)	$(6)	$(5)

158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The accumulated benefit obligation for all defined benefit plans was $6.0 billion at Dec. 31, 2019 and $5.2 billion at Dec. 31, 2018.

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(in millions)	2019	2018	2019	2018	2019	2018	2019	2018
Projected benefit obligation	$170	$160	$384	$245	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	297	177	N/A	N/A	N/A	N/A
Accumulated benefit obligation	170	160	164	67	85	80	6	5
Fair value of plan assets	—	—	114	27	—	—	—	—

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2020 is 6.40%, decreasing to 4.75% in 2024 for pre-Medicare costs and 5.35% decreasing to 4.75% in 2024 for Medicare costs. This projection is based on various economic models that forecast a decreasing growth rate of healthcare expenses over time. The underlying assumption is that healthcare expense growth cannot outpace gross national product growth indefinitely, and over time a lower equilibrium growth rate will be achieved. In addition to the assumed health care cost trend rate, a separate adjustment to projected 2021 costs is assumed due to the repeal of the Health Insurance Tax.

The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2020	$254	$20
	2021	265	20
	2022	260	21
	2023	266	24
	2024	275	24
	2025-2029	1,333	144
Total pension benefits		$2,653	$253
Healthcare benefits:
Year	2020	$12	$—
	2021	10	—
	2022	10	—
	2023	10	—
	2024	9	—
	2025-2029	42	1
Total healthcare benefits		$93	$1

Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2020 of $15 million for the domestic plans and $11 million for the foreign plans.

We expect to make cash contributions to fund our post-retirement healthcare plans in 2020 of $12 million for the domestic plans and less than $1 million for the foreign plans.

Investment strategy and asset allocation

We are responsible for the administration of various employee pension and healthcare post-retirement benefits plans, both domestically and internationally. The domestic plans are administered by BNY Mellon’s Benefits Administration Committee, a named fiduciary. Subject to the following, at all relevant times, BNY Mellon’s Benefits Investment Committee, another named fiduciary to the domestic plans, is responsible for the investment of plan assets. The Benefits Investment Committee’s responsibilities include the investment of all domestic defined benefit plan assets, as well as the determination of investment options offered to participants in all domestic defined contribution plans. The Benefits Investment Committee conducts periodic reviews of investment performance, asset allocation and investment manager suitability. In addition, the Benefits Investment Committee has oversight of the Regional Governance Committees for the foreign defined benefit plans.

Our investment objective for U.S. and foreign plans is to maximize total return while maintaining a broadly diversified portfolio for the primary purpose of satisfying obligations for future benefit payments. Our plans are primarily invested in fixed income and equity securities. In general, for the domestic plan’s

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

portfolio, fixed income securities can range from 40% to 80% of plan assets, equity securities and alternative investments can range from 20% to 60% of plan assets and cash equivalents can be held in amounts ranging from 0% to 10% of plan assets. Actual asset allocation within the approved ranges varies from time to time based on economic conditions (both current and forecast), the timing of transitional reallocations and the advice of professional advisors.

Our pension assets were invested as follows:

Asset allocations	Domestic		Foreign
	2019	2018	2019	2018
Fixed income	56%	45%	80%	36%
Equities	42	52	8	48
Alternative investments	2	2	10	9
Private equities	—	1	—	—
Real estate	—	—	—	4
Cash	—	—	2	3
Total pension benefits	100%	100%	100%	100%

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2019 and Dec. 31, 2018. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

Fair value measurement of plan assets

In accordance with ASC 715, Compensation - Retirement Benefits, we have established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820, Fair Value Measurement, which is detailed in Note 20.

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

Derivative instruments

Our derivative positions are valued using internally developed models that use as their basis readily observable market parameters, and we classify them in Level 2 of the valuation hierarchy. Such derivative financial instruments include equity puts and calls.

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

Fixed-income investments

Fixed-income investments include U.S. Treasury securities, U.S. government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds. U.S. Treasury securities are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. government agencies, sovereign government obligations, U.S. corporate bonds and foreign corporate debt funds are primarily included in Level 2 of the valuation hierarchy.

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2019 and Dec. 31, 2018, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,638	$—	$—	$1,638
Non-U.S. equity	195	—	—	195
Derivatives	—	(130)	—	(130)
Collective trust funds:
Commingled	—	1,982	—	1,982
U.S. equity	—	688	—	688
Fixed income:
U.S. Treasury securities	362	—	—	362
U.S. government agencies	—	7	—	7
Sovereign government obligations	3	—	—	3
U.S. corporate bonds	—	814	—	814
Other	—	15	—	15
Mutual funds	3	—	—	3
Total domestic plan assets in the fair value hierarchy	$2,201	$3,376	$—	$5,577
Other assets measured at NAV:
Funds of funds				134
Venture capital and partnership interests				27
Total domestic plan assets, at fair value				$5,738

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$—	$129	$—	$129
Sovereign/government obligation funds	—	130	—	130
Corporate debt funds	—	1,091	—	1,091
Cash and currency	20	—	—	20
Total foreign plan assets in the fair value hierarchy	$20	$1,350	$—	$1,370
Other assets measured at NAV				159
Total foreign plan assets, at fair value				$1,529

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2018
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,514	$—	$—	$1,514
Non-U.S. equity	160	—	—	160
Collective trust funds:
Commingled	—	435	—	435
U.S. equity	—	934	—	934
Fixed income:
U.S. Treasury securities	630	—	—	630
U.S. government agencies	—	44	—	44
Sovereign government obligations	3	5	—	8
U.S. corporate bonds	—	972	—	972
Other	—	69	—	69
Mutual funds	114	—	—	114
Total domestic plan assets in the fair value hierarchy	$2,421	$2,459	$—	$4,880
Other assets measured at NAV:
Funds of funds				130
Venture capital and partnership interests				30
Total domestic plan assets, at fair value				$5,040

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2018
(in millions)	Level 1	Level 2	Level 3	Total fair value
Equity funds	$—	$194	$—	$194
Sovereign/government obligation funds	—	126	—	126
Corporate debt funds	—	418	—	418
Cash and currency	356	—	—	356
Total foreign plan assets in the fair value hierarchy	$356	$738	$—	$1,094
Other assets measured at NAV				222
Total foreign plan assets, at fair value				$1,316

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

Funds of funds and venture capital and partnership interests valued using NAV per share

Certain pension and post-retirement plan assets are invested in funds of funds, venture capital and partnership interests, property funds and other contracts valued using NAV. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.

Assets valued using NAV at Dec. 31, 2019
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$136	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	158	—	N/A	N/A
Property funds (c)	4	—	Monthly	0-90 days
Other contracts (d)	22	—	N/A	N/A
Total	$320	$—

Assets valued using NAV at Dec. 31, 2018
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$147	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	148	—	N/A	N/A
Property funds (c)	52	—	Monthly	0-90 days
Corporate debt	19	—	N/A	N/A
Other contracts (d)	16	—	N/A	N/A
Total	$382	$—

(a)	Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.

(b)	Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.

(c)	Property funds include funds invested in regional real estate vehicles that hold direct interest in real estate properties.

(d)	Other contracts include assets invested in pooled accounts at insurance companies that are privately valued by the asset manager.

Defined contribution plans

We sponsor defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is The Bank of New York Mellon Corporation 401(k) Savings Plan sponsored by the Company in the U.S. and covers substantially all U.S. employees.

Under The Bank of New York Mellon Corporation 401(k) Savings Plan, the Company matched 100% of the first 4% of an employee’s eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5% for 2019, 2018 and 2017, subject to statutory limits. In addition, annual non-elective contribution equal to 2% of eligible base pay were also made during 2017-2019.

At Dec. 31, 2019 and Dec. 31, 2018, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 11.5 million and 12.7 million shares of our common stock, respectively. The fair value of total assets was $7.4 billion at Dec. 31, 2019 and $6.2 billion at Dec. 31, 2018. We recorded expenses of $244 million in 2019, $244 million in 2018 and $232 million in 2017 primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2019 and Dec. 31, 2018, the ESOP owned 4.6 million and 5.0 million shares of our common stock, respectively. The fair value of total ESOP assets was $235 million at Dec. 31, 2019 and $236 million at Dec. 31, 2018. The Company is not permitted to make contributions to the ESOP.

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

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 19–Company financial information (Parent Corporation)

In connection with our single point of entry resolution strategy, we have established an intermediate holding company (“IHC”) to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. In 2017, we entered into a binding support agreement with those key subsidiaries and other related entities that requires the IHC to provide that support. The support agreement requires the Parent to transfer cash and other liquid financial assets to the IHC, subject to certain amounts retained by the Parent to meet its near-term cash needs. The Parent’s and the IHC’s obligations under the support agreement are secured. The IHC has provided the Parent with a committed line of credit that allows the Parent to draw funds necessary to service near-term obligations. As a result, during business-as-usual circumstances, the Parent is expected to continue to have access to the funds necessary to pay dividends, repurchase common stock, service its debt and satisfy its other obligations. If our projected liquidity resources deteriorate so severely that resolution of the Parent becomes imminent, the committed line of credit the IHC provided to the Parent will automatically terminate, with all amounts outstanding becoming due and payable, and the support agreement will require the Parent to transfer most of its remaining assets (other than stock in subsidiaries and a cash reserve to fund bankruptcy expenses) to the IHC. As a result, during a period of severe financial stress, the Parent could become unable to meet its debt and payment obligations (including with respect to its securities), causing the Parent to seek protection under bankruptcy laws earlier than it otherwise would have.

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

The payment of dividends also is limited by minimum capital requirements imposed on banks. As of Dec. 31, 2019, our bank subsidiaries exceeded these minimum requirements.

Subsequent to Dec. 31, 2019, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $1.1 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2019, non-bank subsidiaries of the Parent had liquid assets of approximately $1.8 billion.

The bank subsidiaries declared dividends of $3.2 billion in 2019, $3.8 billion in 2018 and $1.3 billion in 2017. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

BNY Mellon and other affected BHCs may pay dividends, repurchase stock, and make other capital distributions only in accordance with a capital plan that has been reviewed by the Federal Reserve and as to which the Federal Reserve has not objected. The Federal Reserve may object to a capital plan if the plan does not show that the covered BHC will meet, for each quarter throughout the nine-quarter planning horizon covered by the capital plan, all minimum regulatory capital ratios under applicable capital rules as in effect for that quarter on a pro forma basis under the base case and stressed scenarios (including a severely adverse scenario provided by the Federal Reserve). The capital plan rules also stipulate that a covered BHC may not make a capital distribution unless after giving effect to the distribution it will meet all minimum regulatory capital ratios. As part

BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

of this process, BNY Mellon also provides the Federal Reserve with estimates of the composition and levels of regulatory capital, RWAs and other measures under an identified scenario.

In June 2019, in connection with the Federal Reserve’s non-objection to our 2019 capital plan, we announced a share repurchase plan providing for the repurchase of up to $3.94 billion of common stock starting in the third quarter of 2019 and continuing through the second quarter of 2020. This new share repurchase plan replaces all previously authorized share repurchase plans.

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

Our insured subsidiary banks are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $6.8 billion and $6.1 billion for the years 2019 and 2018, respectively.

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

The condensed financial statements of the Parent include the accounts of the Parent; Mellon Funding Corporation and MIPA, LLC, a single-member limited liability company, created to hold and administer corporate-owned life insurance. MIPA, LLC was dissolved in 2019 via a liquidating dividend of its assets to the Parent.

Financial data for the Parent, the financing subsidiary and the single-member limited liability company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2019	2018	2017
Dividends from bank subsidiaries	$3,209	$3,874	$1,405
Dividends from nonbank subsidiaries	2,075	1,869	382
Interest revenue from bank subsidiaries	4	13	25
Interest revenue from nonbank subsidiaries	153	200	171
(Loss) gain on securities held for sale	(11)	1	—
Other revenue	39	36	67
Total revenue	5,469	5,993	2,050
Interest expense (including, $64, $59, $73, to subsidiaries, respectively)	941	658	663
Other expense	197	439	254
Total expense	1,138	1,097	917
Income before income taxes and equity in undistributed net income of subsidiaries	4,331	4,896	1,133
(Benefit) for income taxes	(208)	(165)	(526)
Equity in undistributed net income:
Bank subsidiaries	(139)	(508)	1,524
Nonbank subsidiaries	41	(287)	907
Net income	4,441	4,266	4,090
Preferred stock dividends	(169)	(169)	(175)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$4,272	$4,097	$3,915

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2019	2018
Assets:
Cash and due from banks	$345	$909
Securities	8	27
Investment in and advances to subsidiaries and associated companies:
Banks	32,511	31,285
Other	36,948	37,986
Subtotal	69,459	69,271
Corporate-owned life insurance	773	761
Other assets	319	740
Total assets	$70,904	$71,708
Liabilities:
Deferred compensation	$455	$445
Affiliate borrowings	1,500	1,616
Other liabilities	1,631	1,246
Long-term debt	25,835	27,763
Total liabilities	29,421	31,070
Shareholders’ equity	41,483	40,638
Total liabilities and shareholders’ equity	$70,904	$71,708

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2019	2018	2017
Operating activities:
Net income	$4,441	$4,266	$4,090
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss (income) of subsidiaries	98	795	(2,431)
Change in accrued interest receivable	(12)	27	(6)
Change in accrued interest payable	(17)	29	42
Change in taxes payable (a)	331	224	(600)
Other, net	(107)	(257)	38
Net cash provided by operating activities	4,734	5,084	1,133
Investing activities:
Purchases of securities	—	—	(991)
Proceeds from sales of securities	—	13	2,729
Change in loans	—	—	7
Acquisitions of, investments in, and advances to subsidiaries (b)	1,495	(53)	(7,208)
Other, net	—	1	—
Net cash provided by (used for) investing activities	1,495	(39)	(5,463)
Financing activities:
Proceeds from issuance of long-term debt	1,745	4,144	4,738
Repayments of long-term debt	(4,250)	(3,650)	(997)
Change in advances from subsidiaries	242	(1,561)	(3,930)
Issuance of common stock	86	120	465
Treasury stock acquired	(3,327)	(3,269)	(2,686)
Cash dividends paid	(1,289)	(1,221)	(1,076)
Net cash (used for) financing activities	(6,793)	(5,437)	(3,486)
Change in cash and due from banks	(564)	(392)	(7,816)
Cash and due from banks at beginning of year	909	1,301	9,117
Cash and due from banks at end of year	$345	$909	$1,301
Supplemental disclosures
Interest paid	$958	$629	$705
Income taxes paid	2	12	61
Income taxes refunded	—	7	15

(a)	Includes payments received from subsidiaries for taxes of $823 million in 2019, $837 million in 2018 and $189 million in 2017.

(b)
Includes $2,139 million of cash outflows, net of $3,634 million of cash inflows in 2019, $2,807 million of cash outflows, net of $2,754 million of cash inflows in 2018 and $10,296 million of cash outflows, net of $3,088 million of cash inflows in 2017.

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

Note 20–Fair value measurement

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

Most derivative contracts are valued using models which are calibrated to observable market data and employ standard market pricing theory for their valuations. Valuation models incorporate counterparty credit risk by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using BNY Mellon’s own credit spreads, as implied by the credit default swap market. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads as well as those of our counterparties.

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
166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include certain debt and equity securities, derivative financial instruments actively traded on exchanges and highly liquid government bonds.

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include debt instruments that are traded less frequently than exchange-traded securities and derivative financial instruments whose model inputs are observable in the market or can be corroborated by market-observable data. Examples in this category are MBS, corporate debt securities and over-the-counter (“OTC”) derivative contracts.

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

If quoted market prices are not available, fair values are primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include MBS, state and political subdivisions, certain sovereign debt, corporate bonds and foreign covered bonds.

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

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2019 we have no instruments included in Level 3 of the valuation hierarchy.

At Dec. 31, 2019, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 4.

Derivative financial instruments

We classify exchange-traded derivative financial instruments valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchange-traded equity and foreign exchange options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using models that use as their basis readily observable market parameters, and we classify them in Level 2 of the valuation hierarchy. Such derivative financial instruments include swaps and options, foreign exchange spot and forward contracts and credit default swaps.

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be

BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

unobservable for longer maturities; and certain highly structured products, where correlation risk is unobservable. As of Dec. 31, 2019 we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 23.

Seed capital

In our Investment Management business, we make seed capital investments in certain funds we manage. Seed capital is generally included in other assets on the consolidated balance sheet. When applicable, we value seed capital based on the published NAV of the fund.

For other types of investments in funds, we consider all of the rights and obligations inherent in our ownership interest, including the reported NAV as well as other factors that affect the fair value of our interest in the fund.

Interests in securitizations

For the interests in securitizations that are classified in trading assets – equity instruments and long-term debt, we use discounted cash flow models, which generally include assumptions of projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and estimates of payments to third-party investors. When available, we compare our fair value estimates and assumptions to market activity and to the actual results of the securitized portfolio.

Other assets measured at NAV

We hold private equity investments, specifically SBICs, which are compliant with the Volcker Rule. There are no readily available market quotations for these investment partnerships. The fair value of the SBICs is based on our ownership percentage of the fair value of the underlying investments as provided by the partnership managers.  These investments are typically valued on a quarterly basis. Our SBIC private equity investments are valued at NAV as a practical expedient for fair value.

The following tables present the financial instruments carried at fair value at Dec. 31, 2019 and Dec. 31, 2018, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2019					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
Agency RMBS	$—	$27,043	$—	$—	$27,043
U.S. Treasury	15,431	—	—	—	15,431
Sovereign debt/sovereign guaranteed	7,784	4,862	—	—	12,646
Agency commercial MBS	—	9,417	—	—	9,417
Foreign covered bonds	—	4,197	—	—	4,197
CLOs	—	4,063	—	—	4,063
Supranational	—	3,709	—	—	3,709
Foreign government agencies	—	2,643	—	—	2,643
Non-agency commercial MBS	—	2,178	—	—	2,178
Other ABS	—	2,143	—	—	2,143
U.S. government agencies	—	1,949	—	—	1,949
Non-agency RMBS (b)	—	1,233	—	—	1,233
State and political subdivisions	—	1,044	—	—	1,044
Corporate bonds	—	853	—	—	853
Other debt securities	—	1	—	—	1
Total available-for-sale securities	23,215	65,335	—	—	88,550
Trading assets:
Debt instruments	1,568	4,243	—	—	5,811
Equity instruments (c)	4,539	—	—	—	4,539
Derivative assets not designated as hedging:
Interest rate	4	3,686	—	(1,792)	1,898
Foreign exchange	—	5,331	—	(4,021)	1,310
Equity and other contracts	—	19	—	(6)	13
Total derivative assets not designated as hedging	4	9,036	—	(5,819)	3,221
Total trading assets	6,111	13,279	—	(5,819)	13,571
Other assets:
Derivative assets designated as hedging:
Foreign exchange	—	21	—	—	21
Total derivative assets designated as hedging	—	21	—	—	21
Other assets (d)	38	179	—	—	217
Assets measured at NAV (d)					181
Subtotal assets of operations at fair value	29,364	78,814	—	(5,819)	102,540
Percentage of assets of operations prior to netting	27%	73%	—%
Assets of consolidated investment management funds	212	33	—	—	245
Total assets	$29,576	$78,847	$—	$(5,819)	$102,785
Percentage of total assets prior to netting	27%	73%	—%

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2019					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$1,477	$107	$—	$—	$1,584
Equity instruments	73	—	—	—	73
Derivative liabilities not designated as hedging:
Interest rate	6	3,244	—	(1,986)	1,264
Foreign exchange	—	5,340	—	(3,428)	1,912
Equity and other contracts	3	6	—	(1)	8
Total derivative liabilities not designated as hedging	9	8,590	—	(5,415)	3,184
Total trading liabilities	1,559	8,697	—	(5,415)	4,841
Long-term debt (c)	—	387	—	—	387
Other liabilities – derivative liabilities designated as hedging:
Interest rate	—	350	—	—	350
Foreign exchange	—	257	—	—	257
Total other liabilities – derivative liabilities designated as hedging	—	607	—	—	607
Subtotal liabilities of operations at fair value	1,559	9,691	—	(5,415)	5,835
Percentage of liabilities of operations prior to netting	14%	86%	—%
Liabilities of consolidated investment management funds	1	—	—	—	1
Total liabilities	$1,560	$9,691	$—	$(5,415)	$5,836
Percentage of total liabilities prior to netting	14%	86%	—%

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

(b)	Includes $640 million in Level 2 that was included in the former Grantor Trust.

(c)	Includes certain interests in securitizations.

(d)	Includes seed capital, private equity investments and other assets.

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2018					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
Agency RMBS	$—	$25,308	$—	$—	$25,308
U.S. Treasury	20,076	—	—	—	20,076
Sovereign debt/sovereign guaranteed	6,613	4,137	—	—	10,750
Agency commercial MBS	—	9,691	—	—	9,691
CLOs	—	3,364	—	—	3,364
Supranational	—	2,984	—	—	2,984
Foreign covered bonds	—	2,878	—	—	2,878
State and political subdivisions	—	2,247	—	—	2,247
Other ABS	—	1,773	—	—	1,773
U.S. government agencies	—	1,657	—	—	1,657
Non-agency commercial MBS	—	1,464	—	—	1,464
Non-agency RMBS (b)	—	1,325	—	—	1,325
Foreign government agencies	—	1,161	—	—	1,161
Corporate bonds	—	1,054	—	—	1,054
Other debt securities	—	77	—	—	77
Total available-for-sale securities	26,689	59,120	—	—	85,809
Trading assets:
Debt instruments	801	2,594	—	—	3,395
Equity instruments (c)	1,114	—	—	—	1,114
Derivative assets not designated as hedging:
Interest rate	7	3,583	—	(2,202)	1,388
Foreign exchange	—	4,807	—	(3,724)	1,083
Equity and other contracts	9	59	—	(13)	55
Total derivative assets not designated as hedging	16	8,449	—	(5,939)	2,526
Total trading assets	1,931	11,043	—	(5,939)	7,035
Other assets:
Derivative assets designated as hedging:
Interest rate	—	23	—	—	23
Foreign exchange	—	266	—	—	266
Total derivative assets designated as hedging	—	289	—	—	289
Other assets (d)	68	170	—	—	238
Assets measured at NAV (d)					215
Subtotal assets of operations at fair value	28,688	70,622	—	(5,939)	93,586
Percentage of assets of operations prior to netting	29%	71%	—%
Assets of consolidated investment management funds	210	253	—	—	463
Total assets	$28,898	$70,875	$—	$(5,939)	$94,049
Percentage of total assets prior to netting	29%	71%	—%

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2018					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$1,006	$118	$—	$—	$1,124
Equity instruments	75	—	—	—	75
Derivative liabilities not designated as hedging:
Interest rate	12	3,104	—	(2,508)	608
Foreign exchange	—	5,215	—	(3,626)	1,589
Equity and other contracts	1	118	—	(36)	83
Total derivative liabilities not designated as hedging	13	8,437	—	(6,170)	2,280
Total trading liabilities	1,094	8,555	—	(6,170)	3,479
Long-term debt (c)	—	371	—	—	371
Other liabilities – derivative liabilities designated as hedging:
Interest rate	—	74	—	—	74
Foreign exchange	—	14	—	—	14
Total other liabilities – derivative liabilities designated as hedging	—	88	—	—	88
Subtotal liabilities of operations at fair value	1,094	9,014	—	(6,170)	3,938
Percentage of liabilities of operations prior to netting	11%	89%	—%
Liabilities of consolidated investment management funds	2	—	—	—	2
Total liabilities	$1,096	$9,014	$—	$(6,170)	$3,940
Percentage of total liabilities prior to netting	11%	89%	—%

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

(b)	Includes $832 million in Level 2 that was included in the former Grantor Trust.

(c)	Includes certain interests in securitizations.

(d)	Includes seed capital, private equity investments and other assets.

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2019						Dec. 31, 2018
	Total carrying value		Ratings (a)				Total carrying value		Ratings (a)
			AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower			AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollars in millions)		(b)						(b)
Non-agency RMBS (c), originated in:
2007-2019	$464		55%	1%	—%	44%	$315		15%	2%	3%	80%
2006	291		—	21	—	79	363		—	19	—	81
2005	305		5	2	8	85	396		9	1	7	83
2004 and earlier	173		22	24	4	50	251		16	24	11	49
Total non-agency RMBS	$1,233		25%	9%	3%	63%	$1,325		9%	11%	5%	75%
Non-agency commercial MBS originated in:
2009-2019	$2,178		98%	2%	—%	—%	$1,464		96%	4%	—%	—%
Foreign covered bonds:
Canada	$1,798		100%	—%	—%	—%	$1,524		100%	—%	—%	—%
UK	984		100	—	—	—	529		100	—	—	—
Australia	431		100	—	—	—	333		100	—	—	—
Germany	357		100	—	—	—	—		—	—	—	—
Norway	287		100	—	—	—	150		100	—	—	—
Other	340		100	—	—	—	342		100	—	—	—
Total foreign covered bonds	$4,197		100%	—%	—%	—%	$2,878		100%	—%	—%	—%
Sovereign debt/sovereign guaranteed:
UK	$3,318		100%	—%	—%	—%	$2,153		100%	—%	—%	—%
Germany	1,997		100	—	—	—	1,826		100	—	—	—
Spain	1,453		—	6	94	—	1,365		—	—	100	—
France	1,272		100	—	—	—	1,548		100	—	—	—
Italy	1,260		—	—	100	—	939		—	—	100	—
Netherlands	791		100	—	—	—	875		100	—	—	—
Singapore	742		100	—	—	—	165		100	—	—	—
Hong Kong	411		100	—	—	—	450		100	—	—	—
Ireland	301		—	100	—	—	625		—	100	—	—
Other (d)	1,101		62	26	—	12	804		87	—	—	13
Total sovereign debt/sovereign guaranteed	$12,646		73%	5%	21%	1%	$10,750		72%	6%	21%	1%
Foreign government agencies:
Germany	$1,131		100%	—%	—%	—%	$401		100%	—%	—%	—%
Netherlands	678		100	—	—	—	461		100	—	—	—
Finland	245		100	—	—	—	185		100	—	—	—
Other	589		78	22	—	—	114		100	—	—	—
Total foreign government agencies	$2,643		95%	5%	—%	—%	$1,161		100%	—%	—%	—%

(a)	Represents ratings by S&P or the equivalent.

(b)
At Dec. 31, 2019 and Dec. 31, 2018, sovereign debt/sovereign guaranteed securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.

(c)	Includes $640 million at Dec. 31, 2019 and $832 million at Dec. 31, 2018 that were included in the former Grantor Trust.

(d)	Includes non-investment grade sovereign debt/sovereign guaranteed securities related to Brazil of $134 million at Dec. 31, 2019 and $107 million at Dec. 31, 2018.

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to the fair value of our assets, liabilities and unfunded lending-related commitments although they are not measured at fair value on an ongoing basis.

Examples would be the recording of an impairment of an asset and non-readily marketable equity securities carried at cost with upward or downward adjustments.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and level in the fair value hierarchy as of Dec. 31, 2019 and Dec. 31, 2018.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2019				Dec. 31, 2018
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$58	$—	$58	$—	$64	$4	$68
Other assets (b)	—	64	—	64	—	57	—	57
Total assets at fair value on a nonrecurring basis	$—	$122	$—	$122	$—	$121	$4	$125

(a)
The fair value of these loans decreased $1 million in both 2019 and 2018, based on the fair value of the underlying collateral, as required by guidance in ASC 310, Receivables, with an offset to the allowance for credit losses.

(b)	Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2019 and Dec. 31, 2018, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$95,042	$—	$95,042	$95,042
Interest-bearing deposits with banks	—	14,832	—	14,832	14,811
Federal funds sold and securities purchased under resale agreements	—	30,182	—	30,182	30,182
Securities held-to-maturity	4,630	30,175	—	34,805	34,483
Loans (a)	—	54,194	—	54,194	53,718
Other financial assets	4,830	1,233	—	6,063	6,063
Total	$9,460	$225,658	$—	$235,118	$234,299
Liabilities:
Noninterest-bearing deposits	$—	$57,630	$—	$57,630	$57,630
Interest-bearing deposits	—	200,846	—	200,846	201,836
Federal funds purchased and securities sold under repurchase agreements	—	11,401	—	11,401	11,401
Payables to customers and broker-dealers	—	18,758	—	18,758	18,758
Commercial paper	—	3,959	—	3,959	3,959
Borrowings	—	917	—	917	917
Long-term debt	—	27,858	—	27,858	27,114
Total	$—	$321,369	$—	$321,369	$321,615

(a)	Does not include the leasing portfolio.

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments	Dec. 31, 2018
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$67,988	$—	$67,988	$67,988
Interest-bearing deposits with banks	—	14,168	—	14,168	14,148
Federal funds sold and securities purchased under resale agreements	—	46,795	—	46,795	46,795
Securities held-to-maturity	5,512	27,790	—	33,302	33,982
Loans (a)	—	55,142	—	55,142	55,161
Other financial assets	5,864	1,383	—	7,247	7,247
Total	$11,376	$213,266	$—	$224,642	$225,321
Liabilities:
Noninterest-bearing deposits	$—	$70,783	$—	$70,783	$70,783
Interest-bearing deposits	—	165,914	—	165,914	167,995
Federal funds purchased and securities sold under repurchase agreements	—	14,243	—	14,243	14,243
Payables to customers and broker-dealers	—	19,731	—	19,731	19,731
Commercial paper	—	1,939	—	1,939	1,939
Borrowings	—	3,584	—	3,584	3,584
Long-term debt	—	28,347	—	28,347	28,792
Total	$—	$304,541	$—	$304,541	$307,067

(a)	Does not include the leasing portfolio.

Note 21–Fair value option

We elected fair value as an alternative measurement for selected financial assets and liabilities that are not otherwise required to be measured at fair value, including the assets and liabilities of consolidated investment management funds and certain long-term debt. The following table presents the assets and liabilities of consolidated investment management funds, at fair value.

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2019	2018
Assets of consolidated investment management funds:
Trading assets	$229	$243
Other assets	16	220
Total assets of consolidated investment management funds	$245	$463
Liabilities of consolidated investment management funds:
Other liabilities	1	2
Total liabilities of consolidated investment management funds	$1	$2

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

We have elected the fair value option on $240 million of long-term debt. The fair value of this long-term debt was $387 million at Dec. 31, 2019 and $371 million at Dec. 31, 2018. The long-term debt is valued using observable market inputs and is included in Level 2 of the valuation hierarchy.

The following table presents the changes in fair value of long-term debt recorded in foreign exchange and other trading revenue in the consolidated income statement.

Change in fair value of long-term debt (a)
	Year ended Dec. 31,
(in millions)	2019	2018	2017
Foreign exchange and other trading revenue	$(16)	$(4)	$(4)

(a)	The changes in fair value are approximately offset by an economic hedge included in foreign exchange and other trading revenue.

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

Note 22–Commitments and contingent liabilities

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31,
(in millions)	2019	2018
Lending commitments	$49,119	$50,631
Standby letters of credit (“SBLC”) (a)	2,298	2,817
Commercial letters of credit	74	165
Securities lending indemnifications (b)(c)	408,378	401,504

(a)	Net of participations totaling $146 million at Dec. 31, 2019 and $163 million at Dec. 31, 2018.

(b)	Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $57 billion at Dec. 31, 2019 and $56 billion at Dec. 31, 2018.

(c)	Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $37 billion at Dec. 31, 2019 and $35 billion at Dec. 31, 2018.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $31.0 billion in less than one year, $17.8 billion in one to five years and $288 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $184 million at Dec. 31, 2019 and $223 million at Dec. 31, 2018. At Dec. 31, 2019, $1.6 billion of the SBLCs will expire within one year, $723 million in one to five years and $3 million over five years.

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

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31,
	2019	2018
Investment grade	90%	89%
Non-investment grade	10%	11%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $74 million at Dec. 31, 2019 and $165 million at Dec. 31, 2018.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including
176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

collateral, if any. The allowance for lending-related commitments was $94 million at Dec. 31, 2019 and $106 million at Dec. 31, 2018.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon), to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $428 billion at Dec. 31, 2019 and $420 billion at Dec. 31, 2018.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2019 and Dec. 31, 2018, $57 billion and $56 billion, respectively, of borrowings at CIBC Mellon, for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $61 billion and $59 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY Mellon receives cash from and provides securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY Mellon advances cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on settlement date. At Dec. 31, 2019, we had no unsettled repurchase agreements and $8.3 billion of unsettled reverse repurchase agreements which all settled the following business day.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2019. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2019
	Loans	Unfunded commitments	Total exposure
Securities industry	$2.9	$23.4	$26.3
Banks	7.4	1.1	8.5
Asset managers	1.3	6.4	7.7
Insurance	—	2.7	2.7
Government	0.1	0.3	0.4
Other	0.8	0.5	1.3
Total	$12.5	$34.4	$46.9

Commercial portfolio exposure (in billions)	Dec. 31, 2019
	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.9	$4.2	$5.1
Services and other	0.6	3.7	4.3
Energy and utilities	0.3	3.7	4.0
Media and telecom	—	1.0	1.0
Total	$1.8	$12.6	$14.4

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Exposure for certain administrative errors

In connection with certain offshore tax-exempt funds that we manage, we were potentially liable to the funds for certain administrative errors. The errors related to the resident status of such funds, which exposed the Company to a tax liability related to the funds’ earnings. In 2019, we reduced the previously established reserves for this exposure based on recent discussions and agreement with the tax authorities.

Sponsored Member Repo Program

BNY Mellon is a sponsoring member in the Fixed Income Clearing Corporation (“FICC”) sponsored member program, where we submit eligible overnight repurchase and reverse repurchase transactions in

BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

U.S. Treasury securities (“Sponsored Member Transactions”) between BNY Mellon and our sponsored member clients for novation and clearing through FICC pursuant to the FICC Government Securities Division rulebook (the “FICC Rules”). We also guarantee to FICC the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC Rules in connection with such clients’ Sponsored Member Transactions. We minimize our credit exposure under this guaranty by obtaining a security interest in our sponsored member clients’ collateral and rights under Sponsored Member Transactions. See “Offsetting assets and liabilities” in Note 23 for additional information on our repurchase and reverse repurchase agreements.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2019 and Dec. 31, 2018, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2019 and Dec. 31, 2018, we have not recorded any material liabilities under these arrangements.

Legal proceedings

In the ordinary course of business, The Bank of New York Mellon Corporation and its subsidiaries are routinely named as defendants in or made parties to pending and potential legal actions. We also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal). Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, restitution, penalties and/or other remedial actions or sanctions may be sought in governmental and regulatory matters. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, we do not believe that judgments, settlements or orders, if any, arising from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on the consolidated financial position or liquidity of BNY Mellon, although they could have a material effect on our results of operations in a given period.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and

178 BNY Mellon

Notes to Consolidated Financial Statements (continued)

regulatory matters, including a possible eventual loss, fine, penalty or business impact, if any, associated with each such matter. In accordance with applicable accounting guidance, we establish accruals for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. We regularly monitor such matters for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter continues to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. We believe that our accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY Mellon, although future accruals could have a material effect on the results of operations in a given period. In addition, if we have the potential to recover a portion of an estimated loss from a third party, we record a receivable up to the amount of the accrual that is probable of recovery.

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $990 million in excess of the accrued liability (if any) related to those matters. We do not consider potential recoveries when estimating reasonably possible losses.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Mortgage-Securitization Trusts Proceedings
The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Four actions commenced in August 2014, December 2014, December 2015, and February 2017 are pending in

New York federal court; one action commenced in November 2011 is pending in the Court of Appeals for the Tenth Circuit; and one action commenced in May 2016 is pending in New York state court.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC (“Pershing”) became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank (“SIB”), also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission (“SEC”) charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. Thirteen lawsuits have been filed against Pershing in Louisiana, Florida and New Jersey federal courts in January 2010, January and February 2015, October 2015, and May 2016. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing. All of the cases that have been brought in federal court against Pershing and the case brought against The Bank of New York Mellon have been consolidated in Texas federal court for discovery purposes. On Dec. 19, 2019, the Court of Appeals for the Fifth Circuit affirmed the dismissal of six individual federal lawsuits brought under Florida law, which will also apply to four other similarly situated cases. Financial Industry Regulatory Authority, Inc. (“FINRA”) arbitration proceedings also have been initiated by alleged purchasers asserting similar claims.

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de

BNY Mellon 179

Notes to Consolidated Financial Statements (continued)

Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Mellon Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP has appealed that decision. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Mellon Alocação de Patrimônio Ltda., an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service (“MPF”) filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice, and the MPF has appealed that decision. In addition, the Tribunal de Contas da Uniao, an administrative tribunal, has initiated two proceedings with the purpose of determining liability for losses to two investment funds administered by DTVM in which Postalis was the exclusive investor. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Ativos, alleging liability for losses in another fund for which DTVM was administrator and Ativos was manager.

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

German Tax Matters
German authorities are investigating past “cum/ex” trading, which involved the purchase of equity securities on or shortly before the dividend date, but settled after that date, potentially resulting in an unwarranted refund of withholding tax. German authorities have taken the view that past cum/ex trading may have resulted in tax avoidance or evasion. European subsidiaries of BNY Mellon have been informed by German authorities about investigations into potential cum/ex trading by certain third-party investment funds, where one of the subsidiaries had acquired entities that served as depositary and/or fund manager for those third-party investment funds. We have received information requests from the authorities relating to pre-acquisition activity and are cooperating fully with those requests. We have not received any tax demand concerning cum/ex trading. In addition, in August 2019, the District Court of Bonn ordered that one of these subsidiaries be joined as a secondary party in connection with the prosecution of unrelated third parties. Trial commenced in September 2019. In connection with the acquisition of the subject entities, we obtained an indemnity for liabilities from the sellers that we intend to pursue as necessary.

Note 23–Derivative instruments

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

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

the credit risk of derivative financial instruments. We enter into offsetting positions to reduce exposure to foreign currency, interest rate and equity price risk.

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2019.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. We enter into fair value hedges as an interest rate risk management strategy to reduce fair value variability by converting certain fixed rate interest payments associated with available-for-sale securities and long-term debt to floating interest rates. We also utilize interest rate swaps and forward exchange contracts as cash flow hedges to manage our exposure to interest and foreign exchange rate changes.

The available-for-sale securities hedged consist of U.S. Treasury bonds, agency and non-agency commercial MBS, sovereign debt, corporate bonds and covered bonds. At Dec. 31, 2019, $13.7 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $13.7 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. In fair value hedging relationships, debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2019, $14.7 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $14.7 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 18 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as Indian rupee, British pound, Hong Kong dollar, Singapore dollar and Polish zloty revenue and expense transactions in entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2019, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $388 million (notional), with a pre-tax gain of $5 million recorded in accumulated OCI. Approximately $4 million of this gain will be reclassified to earnings over the next 12 months.

We also utilize forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. Forward points are designated as an excluded component and amortized into earnings over the hedge period. The unamortized derivative value associated with the excluded component is recognized in accumulated OCI. At Dec. 31, 2019, $142 million par value of available-for-sale securities were hedged with foreign currency forward contracts that had a notional value of $142 million.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2019, forward foreign exchange contracts with notional amounts totaling $7.9 billion were designated as net investment hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon and, at Dec. 31, 2019, had a combined U.S. dollar equivalent carrying value of $172 million.

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

The following table presents the pre-tax gains (losses) related to our fair value and cash flow hedging activities recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges		Year ended Dec. 31,
(in millions)	Location of gains (losses)	2019	2018	2017
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest revenue	$(795)	$284	$82
Hedged item	Interest revenue	788	(273)	(97)
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	486	(328)	(197)
Hedged item	Interest expense	(483)	330	190
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Other revenue	9	(2)	—
Hedged item	Other revenue	(8)	2	—
Cash flow hedge of interest rate risk
Gain reclassified from OCI into income	Interest expense	7	—	—
Cash flow hedges of forecasted FX exposures
Gain reclassified from OCI into income	Trading revenue	—	—	2
Gain reclassified from OCI into income	Other revenue	—	2	8
Gain (loss) reclassified from OCI into income	Staff expense	3	(4)	10
Gain (loss) recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$7	$11	$(2)

(a)
Includes a gain of $2 million in 2019 and a (loss) of $(1) million in 2018 associated with the amortization of the excluded component. At Dec. 31, 2019 and Dec. 31, 2018, the remaining accumulated OCI balance associated with the excluded component was de minimis.

The following table presents the impact of hedging derivatives used in net investment hedging relationships.

Impact of derivative instruments used in net investment hedging relationships
(in millions)
	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,				Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
Derivatives in net investment hedging relationships				Location of gain or (loss) reclassified from accumulated OCI into income
	2019	2018	2017		2019	2018	2017
FX contracts	$(19)	$535	$(625)	Net interest revenue	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

	Dec. 31,		Dec. 31,
(in millions)	2019	2018	2019	2018
Available-for-sale securities (b)(c)	$13,792	$19,201	$687	$(125)
Long-term debt	$13,945	$16,147	$116	$(453)

(a)
Includes $53 million and $- million of basis adjustment increases on discontinued hedges associated with available-for-sale securities at Dec. 31, 2019 and Dec. 31, 2018, respectively, and $200 million and $284 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2019 and Dec. 31, 2018, respectively.

(b)
Excludes hedged items where only foreign currency risk is the designated hedged risk, as the basis adjustments related to foreign currency hedges will not reverse through the consolidated income statement in future periods. The carrying amount excluded for available-for-sale securities was $142 million at Dec. 31, 2019 and $148 million at Dec. 31, 2018.

(c)	Carrying amount represents the amortized cost.

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and carrying values of our total derivative portfolio at Dec. 31, 2019 and Dec. 31, 2018.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31,		Dec. 31,		Dec. 31,
(in millions)	2019	2018	2019	2018	2019	2018
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$28,365	$35,890	$—	$23	$350	$74
Foreign exchange contracts	8,390	6,330	21	266	257	14
Total derivatives designated as hedging instruments			$21	$289	$607	$88
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$306,790	$248,534	$3,690	$3,590	$3,250	$3,116
Foreign exchange contracts	848,961	831,730	5,331	4,807	5,340	5,215
Equity contracts	3,189	927	19	68	5	118
Credit contracts	165	150	—	—	4	1
Total derivatives not designated as hedging instruments			$9,040	$8,465	$8,599	$8,450
Total derivatives fair value (d)			$9,061	$8,754	$9,206	$8,538
Effect of master netting agreements (e)			(5,819)	(5,939)	(5,415)	(6,170)
Fair value after effect of master netting agreements			$3,242	$2,815	$3,791	$2,368

(a)	The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the consolidated balance sheet.

(b)
For derivative transactions settled at clearing organizations, cash collateral exchanged is deemed a settlement of the derivative each day. The settlement reduces the gross fair value of derivative assets and liabilities and a corresponding decrease in the effect of master netting agreements, with no impact to the consolidated balance sheet.

(c)
The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the consolidated balance sheet.

(d)	Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815, Derivatives and Hedging.

(e)
Effect of master netting agreements includes cash collateral received and paid of $1,022 million and $618 million, respectively, at Dec. 31, 2019, and $809 million and $1,040 million, respectively, at Dec. 31, 2018.

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

The following table presents our foreign exchange and other trading revenue.

Foreign exchange and other trading revenue	Year ended Dec. 31,
(in millions)	2019	2018	2017
Foreign exchange	$577	$663	$638
Other trading revenue	77	69	30
Total foreign exchange and other trading revenue	$654	$732	$668

Foreign exchange revenue includes income from purchasing and selling foreign currencies and currency forwards, futures and options. Other trading revenue reflects results from trading in cash instruments including fixed income and equity securities and non-foreign exchange derivatives.

We also use derivative financial instruments as risk mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and were a gain of $36 million in 2019, a loss of $20 million in 2018 and a gain of $26 million in 2017.

We manage trading risk through a system of position limits, a value-at-risk (“VaR”) methodology based on historical simulation and other market sensitivity measures. Risk is monitored and reported to senior

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

management by a separate unit, independent from trading, on a daily basis. Based on certain assumptions, the VaR methodology is designed to capture the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one-day holding period, utilizes a 99% confidence level and incorporates non-linear product characteristics. The VaR model is one of several statistical models used to develop economic capital results, which are allocated to lines of business for computing risk-adjusted performance.

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

Additional disclosures concerning derivative financial instruments are provided in Note 20.

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

	Dec. 31,
(in millions)	2019	2018
Aggregate fair value of OTC derivatives in net liability positions (a)	$3,442	$2,877
Collateral posted	$3,671	$2,801

(a)	Before consideration of cash collateral.

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

Potential close-out exposures (fair value) (a)
	Dec. 31,
(in millions)	2019	2018
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$56	$15
Baa2/BBB	$608	$116
Ba1/BB+	$2,084	$1,041

(a)	The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.

(b)	Represents rating by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2019 and Dec. 31, 2018, existing collateral arrangements would have required us to post additional collateral of $63 million and $100 million, respectively.

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2019
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$2,394	$1,792		$602	$207	$—	$395
Foreign exchange contracts	4,861	4,021		840	44	—	796
Equity and other contracts	9	6		3	—	—	3
Total derivatives subject to netting arrangements	7,264	5,819		1,445	251	—	1,194
Total derivatives not subject to netting arrangements	1,797	—		1,797	—	—	1,797
Total derivatives	9,061	5,819		3,242	251	—	2,991
Reverse repurchase agreements	112,355	93,794	(b)	18,561	18,554	—	7
Securities borrowing	11,621	—		11,621	11,278	—	343
Total	$133,037	$99,613		$33,424	$30,083	$—	$3,341

(a)	Includes the effect of netting agreements and net cash collateral received. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

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

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2019				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$3,550	$1,986		$1,564	$1,539	$—	$25
Foreign exchange contracts	4,873	3,428		1,445	74	—	1,371
Equity and other contracts	5	1		4	2	—	2
Total derivatives subject to netting arrangements	8,428	5,415		3,013	1,615	—	1,398
Total derivatives not subject to netting arrangements	778	—		778	—	—	778
Total derivatives	9,206	5,415		3,791	1,615	—	2,176
Repurchase agreements	104,451	93,794	(b)	10,657	10,657	—	—
Securities lending	718	—		718	694	—	24
Total	$114,375	$99,209		$15,166	$12,966	$—	$2,200

(a)	Includes the effect of netting agreements and net cash collateral paid. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

(b)	Offsetting of repurchase agreements relates to our involvement in the FICC, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2018				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$3,144	$2,508		$636	$547	$—	$89
Foreign exchange contracts	4,747	3,626		1,121	187	—	934
Equity and other contracts	75	36		39	37	—	2
Total derivatives subject to netting arrangements	7,966	6,170		1,796	771	—	1,025
Total derivatives not subject to netting arrangements	572	—		572	—	—	572
Total derivatives	8,538	6,170		2,368	771	—	1,597
Repurchase agreements	84,665	76,040	(b)	8,625	8,625	—	—
Securities lending	997	—		997	937	—	60
Total	$94,200	$82,210		$11,990	$10,333	$—	$1,657

(a)	Includes the effect of netting agreements and net cash collateral paid. The offset related to the OTC derivatives was allocated to the various types of derivatives based on the net positions.

(b)	Offsetting of repurchase agreements relates to our involvement in the FICC, where we settle government securities transactions on a net basis for payment and delivery through the Fedwire system.

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2019				Dec. 31, 2018
	Remaining contractual maturity			Total	Remaining contractual maturity			Total
(in millions)	Overnight and continuous	Up to 30 days	30 days or more		Overnight and continuous	Up to 30 days	30 days or more
Repurchase agreements:
U.S. Treasury	$94,788	$10	$—	$94,798	$76,822	$—	$—	$76,822
U.S. government agencies	594	16	—	610	759	—	—	759
Agency RMBS	4,234	774	—	5,008	3,184	—	4	3,188
Corporate bonds	266	236	1,617	2,119	416	—	1,413	1,829
Other debt securities	40	188	1,079	1,307	271	—	1,106	1,377
Equity securities	31	99	479	609	163	—	527	690
Total	$99,953	$1,323	$3,175	$104,451	$81,615	$—	$3,050	$84,665
Securities lending:
U.S. government agencies	$19	$—	$—	$19	$7	$—	$—	$7
Other debt securities	201	—	—	201	294	—	—	294
Equity securities	498	—	—	498	696	—	—	696
Total	$718	$—	$—	$718	$997	$—	$—	$997
Total borrowings	$100,671	$1,323	$3,175	$105,169	$82,612	$—	$3,050	$85,662

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

Note 24–Lines of business

We have an internal information system that produces performance data along product and service lines for our two principal businesses and the Other segment. The primary products and services and types of revenue for our principal businesses and a description of the Other segment are presented below.

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

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

Business results are subject to reclassification when organizational changes are made. There were no significant organizational changes in 2019. The results are also subject to refinements in revenue and expense allocation methodologies, which are typically reflected on a prospective basis.

188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

•	The provision for credit losses associated with the respective credit portfolios is reflected in each business segment.

•	Incentives expense related to restricted stock is allocated to the businesses.

•	Support and other indirect expenses, including services provided between segments that are not subject to a revenue transfer agreement, are allocated to businesses based on internally developed methodologies and reflected in noninterest expense.

•	Recurring FDIC expense is allocated to the businesses based on average deposits generated within each business.

•	Litigation expense is generally recorded in the business in which the charge occurs.

•
Management of the securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the valuation of the securities portfolio are generally included in the Other segment.

•
Client deposits serve as the primary funding source for our securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits. Accordingly, accretion related to the portion of the securities portfolio restructured in 2009 has been included in the results of the businesses.

•	Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.

•	Goodwill and intangible assets are reflected within individual businesses.

The following consolidating schedules present the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2019	Investment Services	Investment Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,894	$3,466	(a)	$888	$13,248	(a)
Net interest revenue (expense)	3,093	255		(160)	3,188
Total revenue	11,987	3,721	(a)	728	16,436	(a)
Provision for credit losses	(16)	(1)		(8)	(25)
Noninterest expense	8,049	2,643		208	10,900
Income before income taxes	$3,954	$1,079	(a)	$528	$5,561	(a)
Pre-tax operating margin (b)	33%	29%		N/M	34%
Average assets	$267,135	$30,697		$48,123	$345,955

(a)
Total fee and other revenue includes net income from consolidated investment management funds of $30 million, representing $56 million of income and income attributable to noncontrolling interests of $26 million. Total revenue and income before income taxes are net of noncontrolling interests of $26 million.

(b)	Income before income taxes divided by total revenue.

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

For the year ended Dec. 31, 2018	Investment Services	Investment Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,926	$3,781	(a)	$85	$12,792	(a)
Net interest revenue (expense)	3,372	303		(64)	3,611
Total revenue	12,298	4,084	(a)	21	16,403	(a)
Provision for credit losses	1	3		(15)	(11)
Noninterest expense	8,058	2,818		334	11,210	(b)
Income (loss) before income taxes	$4,239	$1,263	(a)	$(298)	$5,204	(a)(b)
Pre-tax operating margin (c)	34%	31%		N/M	32%
Average assets	$262,747	$31,446		$49,581	$343,774

(a)
Total fee and other revenue include a net loss from consolidated investment management funds of $1 million, representing $13 million of losses and a loss attributable to noncontrolling interests of $12 million. Total revenue and income before income taxes are net of a loss attributable to noncontrolling interests of $12 million.

(b)	Noninterest expense and income before income taxes include a loss attributable to noncontrolling interests of $1 million related to other consolidated subsidiaries.

(c)	Income before income taxes divided by total revenue.

For the year ended Dec. 31, 2017	Investment Services	Investment Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,527	$3,668	(a)	$7	$12,202	(a)
Net interest revenue (expense)	3,058	329		(79)	3,308
Total revenue (loss)	11,585	3,997	(a)	(72)	15,510	(a)
Provision for credit losses	(7)	2		(19)	(24)
Noninterest expense	7,747	2,854		347	10,948	(b)
Income (loss) before income taxes	$3,845	$1,141	(a)	$(400)	$4,586	(a)(b)
Pre-tax operating margin (c)	33%	29%		N/M	30%
Average assets	$254,646	$31,450		$57,752	$343,848

(a)
Total fee and other revenue includes net income from consolidated investment management funds of $37 million, representing $70 million of income and income attributable to noncontrolling interests of $33 million. Total revenue and income before income taxes are net of noncontrolling interests of $33 million.

(b)	Noninterest expense and income before income taxes include a loss attributable to noncontrolling interest of $9 million related to other consolidated subsidiaries.

(c)	Income before taxes divided by total revenue.

Note 25–International operations

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

•	Income from international operations is determined after internal allocations for interest revenue, taxes, expenses and provision for credit losses.

•	Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other			Total
2019
	Total assets at period end (a)	$74,504	(b)	$36,347	$2,636	$113,487	$268,021	$381,508
	Total revenue	3,833	(b)	1,161	737	5,731	10,731	16,462
	Income before income taxes	1,447		548	506	2,501	3,086	5,587
	Net income	1,116		423	390	1,929	2,538	4,467
2018
	Total assets at period end (a)	$74,982	(b)	$23,199	$1,483	$99,664	$263,209	$362,873
	Total revenue	4,252	(b)	1,103	684	6,039	10,353	16,392
	Income before income taxes	1,694		564	455	2,713	2,479	5,192
	Net income	1,345		448	361	2,154	2,100	4,254
2017
	Total assets at period end (a)	$88,490	(b)	$20,676	$1,737	$110,903	$260,855	$371,758
	Total revenue	3,982	(b)	997	610	5,589	9,954	15,543
	Income before income taxes	1,497		538	296	2,331	2,279	4,610
	Net income	1,186		426	234	1,846	2,268	4,114

(a)	Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.

(b)
Includes assets of approximately $30.8 billion, $30.6 billion and $32.9 billion and revenue of approximately $2.6 billion, $2.6 billion and $2.4 billion in 2019, 2018 and 2017, respectively, of international operations domiciled in the UK, which is 8%, 8% and 9% of total assets and 16%, 16% and 15% of total revenue, respectively.

Note 26–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2019		2018	2017
Transfers from loans to other assets for other real estate owned	$2		$2	$3
Change in assets of consolidated investment management funds	16		268	500
Change in liabilities of consolidated investment management funds	1		—	313
Change in nonredeemable noncontrolling interests of consolidated investment management funds	1		215	302
Securities purchased not settled	497		227	112
Securities sold not settled	—		187	587
Securities matured not settled	—		—	70
Available-for-sale securities transferred to trading assets	—		963	—
Held-to-maturity securities transferred to available-for-sale	—		1,087	74
Premises and equipment/capitalized software funded by finance lease obligations	14		26	347
Premises and equipment/operating lease obligations	1,754	(a)	—	—
Investment redemptions not settled	20		—	—

(a)	Includes $1,244 million related to the adoption of ASU 2016-02, Leases, and $510 million related to new or modified leases.

BNY Mellon 191

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY Mellon’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2020 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the quantitative component of the allowance for loan losses and the allowance for lending-related commitments related to higher risk-rated credits and pass rated credits

As discussed in Notes 1 and 5 to the consolidated financial statements, BNY Mellon’s allowance for loan losses, shown as a valuation allowance to loans, and the allowance for lending-related commitments recorded in other liabilities are referred to as BNY Mellon’s allowance for credit losses (ACL). BNY Mellon utilizes a quantitative methodology and qualitative framework for determining the ACL. The quantitative component of the ACL consists of the following three elements: (1) an allowance for impaired credits of $1 million or greater; (2) an allowance for higher risk-rated credits and pass rated credits; and (3) an allowance for residential mortgage loans. At December 31, 2019, BNY Mellon had an allowance for loan losses of $122 million and an allowance for lending-related commitments of $94 million.

192 BNY Mellon

Report of Independent Registered Public Accounting Firm (continued)

We identified the assessment of the quantitative component of the ACL related to higher risk-rated credits and pass rated credits as a critical audit matter because of the complexity and significant auditor judgment involved. Specifically, this assessment included an evaluation of the methodologies used to estimate the probability of default and loss given default, and their key factors and assumptions, including portfolio segmentation, look-back period, historical data (both internal and external proxy data, as applicable), and loss emergence period utilized; model design and performance; and credit risk-ratings.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over BNY Mellon’s process to: develop and approve the methodologies, determine the key factors and assumptions, assess credit risk-ratings, compute, and approve the estimate in total. We assessed the methodologies and related model design and performance and evaluated the aforementioned key factors and assumptions. We performed a trend analysis for the most recent 3 years over the past due loans and nonperforming assets and investigated any fluctuations outside of certain thresholds. We involved credit risk professionals with specialized skills and knowledge who assisted in:

•	evaluating BNY Mellon’s methodology for compliance with U.S. generally accepted accounting principles, the credit exposure classifications, the model, and the factors and assumptions; and

•	assessing the credit risk-ratings on a selection of credits.

Assessment of the identification and measurement of accruals for litigation and regulatory contingencies

As discussed in Note 22 to the consolidated financial statements, BNY Mellon establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY Mellon has disclosed that for those matters described where BNY Mellon is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2019 is up to $990 million in excess of the accrued liability (if any) related to those matters.

We identified the assessment of the identification and measurement of BNY Mellon’s accruals for litigation and regulatory contingencies as a critical audit matter because of the measurement uncertainty and the subjective and complex auditor judgment required to evaluate the sufficiency of audit evidence obtained. Specifically, this assessment included the evaluation of the subjective estimates used to determine the range of possible exposure and the probability of the predicted outcome based on the particular facts and circumstances at issue in each of the matters.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over BNY Mellon’s process to identify, evaluate and measure accruals for litigation and regulatory contingencies and the reasonably possible losses. We performed inquiries of BNY Mellon to gain an understanding of any asserted or unasserted litigation, claims and assessments, and significant changes in individual accruals for litigation and regulatory contingencies. We performed inquiries of BNY Mellon’s regulators and examined regulatory reports to gain an understanding of developments of regulatory activity and related matters that may result in the assessment of regulatory fines or penalties. We obtained and read letters received directly from BNY Mellon’s external and internal legal counsel that described and evaluated BNY Mellon’s probable or reasonably possible monetary exposure to legal proceedings. For cases that have settled, we performed back-testing analyses of BNY Mellon’s litigation and regulatory contingency accruals recorded compared to amounts paid. We assessed the accrual for litigation and regulatory contingencies and evaluated the information included within the disclosures.

/s/ KPMG LLP

We have served as BNY Mellon’s auditor since 2007.

New York, New York
February 27, 2020

BNY Mellon 193

Directors, Executive Committee and Other Executive Officers

Effective February 27, 2020

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Elizabeth E. Robinson
Partner and Managing Director of	Chairman, SpringHarbor Holding Company LLC,	Retired Global Treasurer of
EIG Global Energy Partners, an investment firm,	a financial services advisor and investor; Advisor	The Goldman Sachs Group, Inc.
and Chief Executive Officer of Harbour	Emeritus, Hellman & Friedman LLC, a private	Global financial services company
Energy, Ltd., an energy investment vehicle	equity firm; and Senior Advisor, Canapi Ventures,
	a venture capital fund	Samuel C. Scott III
Joseph J. Echevarria		Retired Chairman, President and
Chairman	Edmund F. (Ted) Kelly	Chief Executive Officer of
The Bank of New York Mellon Corporation	Retired Chairman of	Ingredion Incorporated (formerly Corn
Retired Chief Executive Officer of	Liberty Mutual Group	Products International, Inc.)
Deloitte LLP	Multi-line insurance company	Global ingredient solutions provider
Global provider of audit, consulting, financial
advisory, risk management, tax and related	Jennifer B. Morgan	Alfred W. (Al) Zollar
services	Co-Chief Executive Officer	Executive Partner at
	SAP SE	Siris Capital Group, LLC
Thomas P. (Todd) Gibbons	Global software company	Private equity firm
Interim Chief Executive Officer
The Bank of New York Mellon Corporation

Executive Committee and Other Executive Officers

Jolen Anderson *	Hani A. Kablawi *	Lester J. Owens *
Global Head of Human Resources	Head of International and Chairman, Europe,	Head of Operations
Middle East and Africa
Paul Camp		Roman Regelman *
Chief Executive Officer, Treasury Services	Catherine Keating	Head of Asset Servicing and Digital
Chief Executive Officer, Wealth Management
James T. Crowley		Brian Ruane
Chief Executive Officer, Pershing	Senthil Kumar *	Chief Executive Officer, BNY Mellon
	Chief Risk Officer	Government Securities Services Corp. and
Bridget E. Engle *		Clearance & Collateral Management
Chief Information Officer	Kurtis R. Kurimsky *
	Corporate Controller	Michael P. Santomassimo *
Thomas P. (Todd) Gibbons *		Chief Financial Officer
Interim Chief Executive Officer	Francis (Frank) La Salla *
	Chief Executive Officer, Issuer Services	Akash A. Shah *
Mitchell E. Harris *		Head of Strategy and Global Client Management
Chief Executive Officer, Investment Management	J. Kevin McCarthy *
	General Counsel	James S. Wiener
Head of Balance Sheet and Capital Strategy

*	Designated as an Executive Officer.

194 BNY Mellon

Performance Graph

Cumulative shareholder returns (a)	Dec. 31,
(in dollars)	2014	2015	2016	2017	2018	2019
The Bank of New York Mellon Corporation	$100.0	$103.3	$120.9	$139.9	$124.7	$136.6
S&P 500 Financials Index	100.0	98.5	120.9	147.8	128.5	169.8
S&P 500 Index	100.0	101.4	113.5	138.3	132.2	173.9
Peer Group	100.0	99.8	120.7	146.2	122.1	162.8

(a)	Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2014 to Dec. 31, 2019. Our peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index, the S&P 500 Index as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2014 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group
BlackRock, Inc. The Charles Schwab Corporation Franklin Resources, Inc. JPMorgan Chase & Co.	Morgan Stanley Northern Trust Corporation The PNC Financial Services Group, Inc. Prudential Financial, Inc.	State Street Corporation U.S. Bancorp Wells Fargo & Company

BNY Mellon 195