Form 10-K, Exhibit 13
period 2020-12-31
Bank of New York Mellon Corp
filed 2021-02-25
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2020 Annual Report

The Bank of New York Mellon Corporation (and its subsidiaries)
Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2020	2019	2018
Selected income statement information:
Fee and other revenue	$12,747	$13,218	$12,794
Income (loss) from consolidated investment management funds	84	56	(13)
Net interest revenue	2,977	3,188	3,611
Total revenue	15,808	16,462	16,392
Provision for credit losses	336	(25)	(11)
Noninterest expense	11,004	10,900	11,211
Income before income taxes	4,468	5,587	5,192
Provision for income taxes	842	1,120	938
Net income	3,626	4,467	4,254
Net (income) loss attributable to noncontrolling interests (a)	(9)	(26)	12
Preferred stock dividends	(194)	(169)	(169)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,423	$4,272	$4,097
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$3.84	$4.53	$4.06
Diluted	$3.83	$4.51	$4.04
Average common shares and equivalents outstanding (in thousands):
Basic	890,839	939,623	1,002,922
Diluted	892,514	943,109	1,007,141
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (b)	$41.1	$37.1	$33.1
Assets under management (“AUM”) (in billions) (c)	2,211	1,910	1,722
Market value of securities on loan (in billions) (d)	435	378	373
Selected ratios:
Return on common equity	8.7%	11.4%	10.8%
Return on tangible common equity – Non-GAAP (e)	17.0	23.2	22.5
Return on average assets	0.83	1.23	1.19
Pre-tax operating margin	28	34	32
Fee revenue as a percentage of total revenue	80	80	78
Non-U.S. revenue as a percentage of total revenue	37	35	37
Net interest margin	0.84	1.10	1.25
Cash dividends per common share	$1.24	$1.18	$1.04
Common dividend payout ratio	32%	26%	26%
Common dividend yield	2.9%	2.3%	2.2%
Average total equity to average total assets	10.6%	11.9%	12.1%
At Dec. 31
Closing stock price per common share	$42.44	$50.33	$47.07
Market capitalization	$37,634	$45,331	$45,207
Book value per common share	$46.53	$42.12	$38.63
Tangible book value per common share – Non-GAAP (e)	$25.44	$21.33	$19.04
Full-time employees	48,500	48,400	51,300
Common shares outstanding (in thousands)	886,764	900,683	960,426
Regulatory capital ratios – Advanced Approaches: (f)
Common Equity Tier 1 (“CET1”) ratio	13.1%	11.5%	10.7%
Tier 1 capital ratio	15.8%	13.7%	12.8%
Total capital ratio	16.7%	14.4%	13.6%
BNY Mellon shareholders’ equity to total assets ratio	9.8%	10.9%	11.2%
BNY Mellon common shareholders’ equity to total assets ratio	8.8%	9.9%	10.2%
(a)    Primarily attributable to noncontrolling interests related to consolidated investment management funds.
(b)    Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.5 trillion at Dec. 31, 2020 and Dec. 31, 2019 and $1.2 trillion at Dec. 31, 2018.
(c)    Excludes securities lending cash management assets and assets managed in the Investment Services business.
(d)    Represents the total amount of securities on loan in our agency securities lending program managed by the Investment Services business. Excludes securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $68 billion at Dec. 31, 2020, $60 billion at Dec. 31, 2019 and $58 billion at Dec. 31, 2018.
(e)    Return on tangible common equity and tangible book value per common share, both Non-GAAP measures, exclude goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 110 for the reconciliation of these Non-GAAP measures.
(f)    For our CET1, Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. For additional information on our regulatory capital ratios, see “Capital” beginning on page 45.
2 BNY Mellon

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations

General

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

The following should be read in conjunction with the Consolidated Financial Statements included in this report. BNY Mellon’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein due to the factors described under the headings “Forward-looking Statements” and “Risk Factors,” both of which investors should read.

Certain business terms used in this Annual Report are defined in the Glossary section.

This Annual Report generally discusses 2020 and 2019 items and comparisons between 2020 and 2019. Discussions of 2018 items and comparisons between 2019 and 2018 that are not included in this Annual Report can be found in our 2019 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2019.

Overview

Established in 1784 by Alexander Hamilton, we were the first company listed on the New York Stock Exchange (NYSE: BK). With a history of more than 235 years, BNY Mellon is a global company that manages and services assets for financial institutions, corporations and individual investors in 35 countries.

BNY Mellon has two business segments, Investment Services and Investment and Wealth Management, which offer a comprehensive set of capabilities and deep expertise across the investment lifecycle, enabling the Company to provide solutions to buy-side and sell-side market participants, as well as leading institutional and wealth management clients globally.

The diagram below presents our two business segments and lines of business, with the remaining operations in the Other segment.

Human capital

Our enduring ambition is to build the best global team—one that is inclusive of varying perspectives, backgrounds and experiences, and represents the increasingly varied markets and clients we serve. Our core objective is to empower our teams to do their best work, make unique contributions, and build purposeful careers in an equitable environment where they are treated with fairness, dignity and respect.

Diversity and Inclusion

Diversity and inclusion is integral to who we are as a company, what our people experience as members of our global team, and how we serve all of our stakeholders. Our diversity and inclusion strategy is not separate, but embedded in our business strategy, operating model, talent experience and client value proposition.

To increase our talent pool diversity, we work with professional associations, educational institutions, think tanks and nonprofits to deepen engagement with Black, Latinx, Asian, LGBT+, neuro-diverse individuals, people with disabilities, and talent from other underrepresented backgrounds. We aim for fair inclusion by requiring diverse candidate slates, creating gender-neutral job descriptions and involving
BNY Mellon 3

Results of Operations (continued)
diverse interview panels. We embed diversity and inclusion in our talent review processes, succession plans and development objectives to improve promotion readiness and advance and retain talent from all backgrounds.

At the most senior level, our Executive Committee sets diversity and inclusion goals with specific targets to improve senior leader diversity and to increase female representation globally and diverse ethnic and/or racial representation in the United States. Executive Committee members’ variable compensation is directly tied to performance against these goals.

At the end of 2020, women were 41% of BNY Mellon’s global workforce and 44% of BNY Mellon’s U.S. workforce. Further, 35% of BNY Mellon’s U.S. workforce were from underrepresented ethnic and/or racial backgrounds.

At the end of 2020, 29% of BNY Mellon’s Executive Committee were women and 20% of BNY Mellon’s Executive Committee were from underrepresented ethnic and/or racial backgrounds.

Our Board of Directors is committed to fostering and maintaining its diversity. At the end of 2020, 27% of our Board of Directors were women and 36% of our Board of Directors was composed of individuals from underrepresented ethnic and/or racial backgrounds. In addition, four of BNY Mellon’s six standing committees of its Board of Directors are chaired by a diverse director based on race or gender.

Retention, Training and Development

We seek to attract and retain employees by providing a rewarding employee experience. We recognize that employees seek a supportive, safe and inclusive workplace, and we continually evaluate our employee engagement and wellbeing programs in an effort to meet those expectations. We offer a 401(k) plan for U.S. employees, and other defined contribution retirement plans worldwide, where consistent with market practice. We also maintain frozen defined benefit plans for certain current and former employees. At Dec. 31, 2020, we had approximately 43,100 participants in our 401(k) plan, including former employees. In addition, our frozen U.S. defined benefit pension plan covered approximately 9,800 U.S. participants and our non-U.S. defined benefit plans (some frozen) covered approximately 13,900 non-U.S. participants.

At key career transition points, from internship to executive management, we offer programs and development opportunities to help employees advance their careers and progress within our organization. Our extensive training and development opportunities are designed to enable employees to grow professionally and advance within our organization.

We engage with employees to encourage innovation, show appreciation for their contributions, and gather feedback on how we can build a more rewarding, inclusive workplace. For example, we regularly gather feedback through an all-employee survey.

Employee Wellbeing, Health and Safety

BNY Mellon’s holistic approach to employee wellbeing is designed to create a healthy, resilient and vibrant workforce. Our programs are designed to provide employees easy access to resources to help improve their physical health, emotional resilience, financial wellbeing and social connections. Further, we work to ensure the safety of our employees and clients in all of our facilities. During the coronavirus pandemic, we were early to initiate our business continuity plans and to restrict activities such as travel and in-person participation in events and large meetings. We quickly transitioned the vast majority of our employees, including our senior management and key personnel, to working from home, which opened up space for us to create social distancing for the small number of essential in-office staff. These essential in-office staff are primarily performing roles that cannot be done remotely. Since March 2020, the vast majority of our global employees have worked from home. We are taking a conservative and measured approach in assessing how, and when, we will return employees to our offices when the COVID-19 pandemic subsides. This phased, enterprise-wide approach is principles-based and will be centrally coordinated and localized based on the situation. Our guiding principles are adherence to government/jurisdictional guidelines, facility preparedness, business function prioritization, and staff safety and wellbeing.

We assembled a comprehensive Supporting You Now COVID-19 framework that communicated the array of measures to support our employees in the moment.

4 BNY Mellon

Results of Operations (continued)
This included expanded employee assistance program benefits, telehealth coverage, increased back-up dependent care benefits, virtual babysitting services and toolkits for managers and employees to conduct supportive conversations around life balance needs.

Employees and International Operations

Globally, at Dec. 31, 2020, BNY Mellon and its subsidiaries had approximately 48,500 full-time employees.

We pride ourselves on providing dedicated service through our multilingual sales, marketing and client service teams. At Dec. 31, 2020, approximately 49% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 9,400 employees in Europe, the Middle East and Africa (“EMEA), approximately 14,000 employees in the Asia-Pacific region (“APAC”) and approximately 700 employees in other global locations, primarily Brazil.

Key 2020 events

Todd Gibbons named Chief Executive Officer

In March 2020, Todd Gibbons was appointed Chief Executive Officer (“CEO”) and continued as a member of the Board of Directors. During Todd’s career at BNY Mellon, he has held leadership roles across risk, finance, client management and many of our businesses.

Emily Portney named Chief Financial Officer

In July 2020, Emily Portney was appointed Chief Financial Officer and joined the Company’s Executive Committee. Ms. Portney previously led the client management, sales and services teams for the Asset Servicing business globally and oversaw the Americas region for the Asset Servicing business. She has also previously held senior financial roles.

CCAR and common stock repurchases

In March 2020, we and the other members of the Financial Services Forum announced the temporary suspension of share repurchases until the end of the second quarter of 2020 to preserve capital and liquidity in order to further the objective of using capital and liquidity to support clients and customers.

In June 2020, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) announced that it required participating Comprehensive Capital Analysis and Review (“CCAR”) firms, including us, to update and resubmit their capital plans and that, as a result, unless otherwise approved by the Federal Reserve, participating firms were not permitted to conduct open market common stock repurchases in the third quarter of 2020.

In August 2020, the Federal Reserve announced that BNY Mellon’s stress capital buffer (“SCB”) requirement would be 2.5%, which equals the regulatory minimum, effective on Oct. 1, 2020.

In September 2020, the Federal Reserve extended the limitation on open market common stock repurchases through the fourth quarter of 2020.

In December 2020, the Federal Reserve released the results of the second round of CCAR stress tests during 2020 and extended the restriction on common stock dividends and open market common share repurchases applicable to participating CCAR firms, including us, to the first quarter of 2021, with certain modifications. Under the modified restrictions, we are authorized to conduct open market common share repurchases in an amount up to approximately $625 million under the Federal Reserve’s modified distribution limitation in the first quarter of 2021. See “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” for additional information related to the 2020 CCAR.

Summary of financial highlights

We reported net income applicable to common shareholders of BNY Mellon of $3.4 billion, or $3.83 per diluted common share, in 2020, including the negative impact of $159 million, or $0.18 per diluted common share, related to litigation expense, severance, losses on business sales and real estate charges in the fourth quarter of 2020. In 2019, net income applicable to common shareholders of BNY Mellon was $4.3 billion, or $4.51 per diluted common share, including a net benefit of $467 million, or $0.49 per diluted common share, related to the gain on the sale of an equity investment and a net reduction of reserves for a tax-related exposure of certain investment management funds, partially offset by severance, a lease-related impairment, net securities losses and litigation expense.

BNY Mellon 5

Results of Operations (continued)
Highlights of 2020 results

•AUC/A totaled $41.1 trillion at Dec. 31, 2020 compared with $37.1 trillion at Dec. 31, 2019. The 11% increase primarily reflects higher market values and client inflows, the favorable impact of a weaker U.S. dollar and net new business. (See “Investment Services business” beginning on page 16.)
•AUM totaled $2.2 trillion at Dec. 31, 2020 compared with $1.9 trillion at Dec. 31, 2019. The 16% increase primarily reflects higher market values, net inflows and the favorable impact of a weaker U.S. dollar (principally versus the British pound). (See “Investment and Wealth Management business” beginning on page 18.)
•Investment services fees totaled $8.0 billion in 2020 compared with $7.9 billion in 2019, an increase of 2%. The increase primarily reflects higher balances and clearing revenue, growth in collateral management and lower compensating balance credits, partially offset by money market fee waivers. (See “Investment Services business” beginning on page 16.)
•Investment management and performance fees totaled $3.37 billion in 2020 compared with $3.39 billion in 2019, a decrease of 1%. The decrease primarily reflects higher money market fee waivers and an unfavorable change in the mix of AUM, partially offset by higher market values and performance fees. (See “Investment and Wealth Management business” beginning on page 18.)
•Foreign exchange and other trading revenue totaled $789 million in 2020, compared with $654 million in 2019. Foreign exchange revenue totaled $776 million in 2020, an increase of 34%, compared with $577 million in 2019, primarily reflecting higher volatility and volumes. (See “Fee and other revenue” beginning on page 8.)
•Net interest revenue totaled $3.0 billion in 2020, compared with $3.2 billion in 2019, a decrease of 7%. The decrease was primarily driven by lower interest rates on interest-earnings assets, partially offset by the benefit of lower deposit and funding rates, higher deposit balances and a larger securities portfolio. Net interest margin was 0.84% in 2020, compared with 1.10% in 2019. (See “Net interest revenue” beginning on page 11.)
•The provision for credit losses was $336 million in 2020 and a credit of $25 million in 2019. The increase in the provision primarily reflects additional reserves in the commercial real estate portfolio and as a result of the challenging macroeconomic outlook due to the coronavirus pandemic. (See “Asset quality and allowance for credit losses” beginning on page 37.)
•Noninterest expense totaled $11.0 billion in 2020 compared with $10.9 billion in 2019. The 1% increase primarily reflects continued investments in technology, the 2019 reserve reduction for a tax-related exposure of certain investment management funds and higher professional, legal and other purchased services expense. The increase was partially offset by lower staff (severance) and business development (travel and marketing) expenses. See “Noninterest expense” beginning on page 14.)
•The provision for income taxes was $842 million (18.8% effective tax rate) in 2020. (See “Income taxes” on page 14.)
•The net unrealized pre-tax gain on the securities portfolio, including the impact of related hedges, was $3.2 billion at Dec. 31, 2020, compared with $796 million at Dec. 31, 2019. The increase was primarily driven by lower market interest rates. (See “Securities” beginning on page 30.)
•Our CET1 ratio calculated under the Advanced Approaches was 13.1% at Dec. 31, 2020 and 11.5% at Dec. 31, 2019. The increase primarily reflects capital generated through earnings, unrealized gain on assets available-for-sale and foreign currency translation, partially offset by capital deployed through dividend payments and higher risk-weighted assets (“RWAs”). (See “Capital” beginning on page 45.)

Impact of coronavirus pandemic on our business

The coronavirus pandemic has had a significant effect on the global macroeconomic environment. The following discusses the areas of our business that have been impacted and could continue to be impacted by the current environment.

Since March 2020, the vast majority of our employees have worked from home. They have been fully operational with minimal disruption to servicing our clients. However, our continued reliance on

6 BNY Mellon

Results of Operations (continued)
work-from-home arrangements may result in increased operational risks.

Market volatility associated with the performance of global equity and fixed income markets and lower interest rates has had, and may continue to have, a considerable impact on all of our businesses. Our lower-risk diversified fee-based business model benefits from heightened volatility and a flight-to-quality on a relative basis compared with other credit-focused financial institutions.

Our Investment Services businesses were favorably impacted by higher client volumes in 2020 compared with the prior year. The significant increases in market volatility also resulted in increased client activity in foreign exchange, and higher asset servicing, clearing services in Pershing, as well as clearance and collateral management fee revenue. However, the heightened volumes and volatility experienced in the first quarter of 2020 declined over the remainder of 2020.

This volatility, coupled with the interest rate environment, also led to an increase in deposit levels from the prior year as our clients increased the levels of cash placed with us. This favorably impacted net interest revenue. However, the low interest rate environment has more than offset that benefit and is expected to continue to reduce our net interest revenue and margin.

Given the decrease in short-term interest rates, there was a significant increase in money market mutual fund fees that were waived, which reduced fee revenue for both our Investment Services and Investment and Wealth Management businesses in 2020 and is expected to continue. See further discussion of money market fee waivers in “Fee and other revenue.”

We and the other CCAR firms suspended open market common stock repurchases for most of 2020 however, we continued our current quarterly common stock dividend of $0.31 per share. See “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” for additional information related to the 2020 CCAR.

The significant changes in market values during 2020 initially negatively impacted revenue related to seed capital investments (net of hedges) in our Investment and Wealth Management business. However, revenue related to seed capital investments (net of hedges) improved as the markets rebounded after the first quarter of 2020.

During the first quarter of 2020, we purchased $2.2 billion of commercial paper and certificates of deposit (“CDs”) from affiliated money market mutual funds in order to provide liquidity support to the funds. At Dec. 31, 2020, commercial paper and CDs totaled approximately $250 million. We also purchased $650 million in the first quarter of 2020 and $1.1 billion in the second quarter of 2020 of commercial paper and CDs from third-party money market mutual funds and funded this purchase through the Federal Reserve Bank of Boston’s Money Market Mutual Fund Liquidity Facility (“MMLF”) program. The commercial paper and CDs purchased from third parties matured prior to Dec. 31, 2020. See “Supervision and Regulation – Pandemic-Related Measures – Money Market Mutual Fund Liquidity Facility” for additional information on the MMLF.

The deterioration in the macroeconomic outlook as a result of the pandemic has resulted in and may continue to result in heightened levels of credit loss provisioning. Although we did not experience net charge-offs in 2020, the continuing effects of the pandemic could result in increased credit losses and charge-offs.

In addition, a prolonged economic downturn may result in other asset write-downs and impairments, including, but not limited to, equity investments, goodwill and intangibles.

It is difficult to forecast the impact of the coronavirus, together with related public health measures, on our results with certainty because so much depends on how the health crisis evolves, its impact on the global economy as well as actions taken by central banks and governments to support the economy and the availability, use and effectiveness of vaccines.

The current macroeconomic environment has also resulted in responses by governmental and regulatory bodies. See “Supervision and Regulation – Pandemic-Related measures” for additional information on legislative and regulatory developments in response to the coronavirus pandemic.

BNY Mellon 7

Results of Operations (continued)
For further discussion of the current and potential impact of the coronavirus pandemic see “Risk Factors – The coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.”

Fee and other revenue

Fee and other revenue				2020	2019
				vs.	vs.
(dollars in millions, unless otherwise noted)	2020	2019	2018	2019	2018
Investment services fees:
Asset servicing fees (a)	$4,638	$4,563	$4,608	2%	(1)%
Clearing services fees (b)	1,716	1,648	1,616	4	2
Issuer services fees	1,092	1,130	1,099	(3)	3
Treasury services fees	601	559	554	8	1
Total investment services fees	8,047	7,900	7,877	2	—
Investment management and performance fees	3,367	3,389	3,647	(1)	(7)
Foreign exchange and other trading revenue	789	654	732	21	(11)
Financing-related fees	212	196	207	8	(5)
Distribution and servicing	115	129	139	(11)	(7)
Investment and other income	184	968	240	N/M	N/M
Total fee revenue	12,714	13,236	12,842	(4)	3
Net securities gains (losses)	33	(18)	(48)	N/M	N/M
Total fee and other revenue	$12,747	$13,218	$12,794	(4)%	3%

Fee revenue as a percentage of total revenue	80%	80%	78%

AUC/A at period end (in trillions) (c)	$41.1	$37.1	$33.1	11%	12%
AUM at period end (in billions) (d)	$2,211	$1,910	$1,722	16%	11%
(a)    Asset servicing fees include the fees from the Clearance and Collateral Management business and also include securities lending revenue of $186 million in 2020, $179 million in 2019 and $220 million in 2018.
(b)    Clearing services fees are almost entirely earned by our Pershing business.
(c)    Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon of $1.5 trillion at Dec. 31, 2020 and Dec. 31, 2019 and $1.2 trillion at Dec. 31, 2018.
(d)    Excludes securities lending cash management assets and assets managed in the Investment Services business.
N/M – Not meaningful.

Fee and other revenue decreased 4% compared with 2019. The decrease primarily reflects lower investment and other income driven by the gain on the sale of an equity investment recorded in 2019 and higher money market fee waivers, partially offset by higher clearing services fees, foreign exchange and other trading revenue, asset servicing fees, investment management and performance fees, net securities gains and treasury services fees.

Money market fee waivers

Given the recent levels of short-term interest rates, money market mutual fund fees and other similar fees are being waived to protect investors from negative returns. The fee waivers have primarily impacted fee revenues in Pershing and Investment Management, but also resulted in lower distribution and servicing expense. The fee waivers also began to impact fee revenues in our other businesses in the second half of 2020. Money market fee waivers are highly sensitive to changes in short-term interest rates and are difficult to predict.

8 BNY Mellon

Results of Operations (continued)
The following table presents the impact of money market fee waivers on our consolidated fee revenue, net of distribution and servicing expense. A majority of the money market fee waivers were driven by low short-term interest rates.

Money market fee waivers
(in millions)	2020
Investment services fees:
Asset servicing fees	$(14)
Clearing services fees	(180)
Issuer services fees	(8)
Treasury services fees	(7)
Total investment services fees	(209)
Investment management and performance fees (a)	(142)
Distribution and servicing revenue	(17)
Total fee and other revenue	(368)
Less: Distribution and servicing expense	31
Net impact of money market fee waivers	$(337)

Impact to revenue by line of business (b):
Asset Servicing	$(18)
Pershing	(227)
Issuer Services	(13)
Treasury Services	(6)
Investment Management (a)	(100)
Wealth Management	(4)
Total impact to revenue by line of business	$(368)
(a)    Money market fee waivers were $49 million in 2019.
(b)    The line of business revenue for management reporting purposes reflects the impact of revenue transferred between the businesses.

We expect the impact from money market fee waivers, net of distribution and servicing expense, to approximate $175 million per quarter of 2021, assuming short-term rates remain unchanged from recent levels. This impact may be partially offset depending on the levels of money market balances.

Investment services fees

Investment services fees increased 2% compared with 2019 reflecting the following:
•Asset servicing fees increased 2%, primarily reflecting the impact of higher market values, higher balances and growth in collateral management and clearance volumes, partially offset by money market fee waivers.
•Clearing services fees increased 4%, primarily driven by higher balances, higher clearing revenue and the positive impact of equity markets, partially offset by higher money market fee waivers.
•Issuer services fees decreased 3%, primarily reflecting lower Depositary Receipts fees and money market fee waivers in Corporate Trust partially offset by net new business in Corporate Trust.
•Treasury services fees increased 8%, primarily reflecting lower compensating balance credits provided to clients driven by lower rates and higher money market balances.

See “Investment Services business” in “Review of businesses” for additional details.

Investment management and performance fees

Investment management and performance fees decreased 1% compared with 2019, primarily reflecting higher money market fee waivers and an unfavorable change in the mix of AUM, partially offset by higher market values and performance fees. Performance fees were $107 million in 2020 and $83 million in 2019. On a constant currency basis (Non-GAAP), investment management and performance fees decreased 1% compared with 2019.

AUM was $2.2 trillion at Dec. 31, 2020, an increase of 16% compared with Dec. 31, 2019, primarily reflecting higher market values, net inflows and the favorable impact of a weaker U.S. dollar (principally versus the British pound).

See “Investment and Wealth Management business” in “Review of businesses” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

Foreign exchange and other trading revenue

Foreign exchange and other trading revenue
(in millions)	2020	2019	2018
Foreign exchange	$776	$577	$663
Other trading revenue	13	77	69
Total foreign exchange and other trading revenue	$789	$654	$732

Foreign exchange and other trading revenue increased 21% compared with 2019.

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, and the impact of foreign currency

BNY Mellon 9

Results of Operations (continued)
hedging activities. In 2020, foreign exchange revenue totaled $776 million, an increase of 34% compared with 2019, primarily reflecting higher volatility and volumes and the positive impact of foreign currency hedging. Foreign exchange revenue is primarily reported in the Investment Services business and, to a lesser extent, the Investment and Wealth Management business and the Other segment.

Other trading revenue totaled $13 million in 2020 compared with $77 million in 2019. The decrease primarily reflects higher losses on seed capital hedging, which is partially offset by increased gains on seed capital reflected in operations of consolidated investment management funds and investment and other income. Other trading revenue is reported in all three business segments.

Financing-related fees

Financing-related fees, which are primarily reported in the Investment Services business, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees totaled $212 million in 2020 compared with $196 million in 2019, primarily reflecting higher underwriting fees.

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

Distribution and servicing fees were $115 million in 2020 compared with $129 million in 2019. The decrease primarily reflects higher money market fee waivers. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Investment and other income

Investment and other income includes corporate and bank-owned life insurance contracts, expense reimbursements from our CIBC Mellon joint venture, seed capital gains or losses, gains or losses from asset-related activity and other income (loss). Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Asset-related gains (losses) include dispositions of loans, businesses and other assets as well as fair value changes of non-readily marketable equity securities.

Other income (loss) primarily includes foreign currency remeasurement gain (loss), other investments, including renewable energy, and various miscellaneous revenues. Investments in renewable energy generate losses in other income that are more than offset by benefits and credits recorded to the provision for income taxes.

The following table provides the components of investment and other income.

Investment and other income
(in millions)	2020	2019	2018
Corporate/bank-owned life insurance	$148	$138	$145
Expense reimbursements from joint venture	85	79	71
Seed capital gains (a)	23	14	3
Asset-related (losses) gains	(38)	819	70
Other (losses)	(34)	(82)	(49)
Total investment and other income	$184	$968	$240
(a)    Excludes seed capital gains related to consolidated investment management funds, which are reflected in operations of consolidated investment management funds.

Investment and other income was $184 million in 2020 compared with $968 million in 2019. The decrease primarily reflects the gain on the sale of an equity investment recorded in 2019.

10 BNY Mellon

Results of Operations (continued)
Net interest revenue

Net interest revenue				2020	2019
				vs.	vs.
(dollars in millions)	2020	2019	2018	2019	2018
Net interest revenue – GAAP	$2,977	$3,188	$3,611	(7)%	(12)%
Add: Tax equivalent adjustment	9	13	20	N/M	N/M
Net interest revenue on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$2,986	$3,201	$3,631	(7)%	(12)%

Average interest-earning assets	$354,526	$290,489	$289,916	22%	—%

Net interest margin – GAAP	0.84%	1.10%	1.25%	(26)	bps	(15)	bps
Net interest margin (FTE) – Non-GAAP (a)	0.84%	1.10%	1.25%	(26)	bps	(15)	bps
(a)    Net interest revenue (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.
N/M – Not meaningful.
bps – basis points.

Net interest revenue decreased 7% compared with 2019, primarily reflecting lower interest rates on interest-earning assets and the impact of hedging activities (primarily offset in foreign exchange and other trading revenue). The decrease was partially offset by the benefit of lower deposit and funding rates, higher deposit balances, a larger securities portfolio, a $70 million lease-related impairment recorded in 2019 and lower debt balances.

Net interest margin decreased 26 basis points compared with 2019. The decrease primarily reflects the factors mentioned above.

Average interest-earning assets increased 22% compared with 2019. The increase primarily reflects higher interest-bearing deposits with the Federal
Reserve and other central banks and a larger securities portfolio.

Average non-U.S. dollar deposits comprised approximately 25% of our average total deposits in 2020 and 30% in 2019. Approximately 40% of the average non-U.S. dollar deposits in 2020 and 45% in 2019 were euro denominated.

Net interest revenue in future periods will depend on the level and mix of client deposits, deposit rates, as well as the level and shape of the yield curve, which may result in lower yields on interest-earning assets.

Due to lower interest rates, net interest revenue has been trending lower during 2020. That trend is expected to continue into the first quarter of 2021.

BNY Mellon 11

Results of Operations (continued)

Average balances and interest rates	2020			2019
(dollars in millions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$94,432	$50	0.05%	$61,739	$448	0.73%
Interest-bearing deposits with banks (primarily foreign banks)	19,165	134	0.70	14,666	265	1.81
Federal funds sold and securities purchased under resale agreements (a)	30,768	545	1.77	36,705	2,154	5.87
Margin loans	13,187	211	1.60	11,370	454	3.99
Non-margin loans:
Domestic offices	30,950	731	2.36	29,165	1,005	3.45	(b)
Foreign offices	11,091	200	1.81	10,788	330	3.06
Total non-margin loans (c)	42,041	931	2.21	39,953	1,335	3.34	(b)
Securities:
U.S. government obligations	27,242	418	1.53	20,040	431	2.15
U.S. government agency obligations	75,430	1,397	1.85	66,519	1,671	2.51
State and political subdivisions (d)	1,418	36	2.51	1,569	46	2.89
Other securities:
Domestic offices (d)	14,335	91	0.64	10,504	353	3.36
Foreign offices	29,402	212	0.72	21,616	248	1.15
Total other securities (d)	43,737	303	0.69	32,120	601	1.87
Total investment securities (d)	147,827	2,154	1.46	120,248	2,749	2.29
Trading securities (primarily domestic) (d)	7,106	93	1.31	5,808	156	2.69
Total securities (d)	154,933	2,247	1.45	126,056	2,905	2.30
Total interest-earning assets (d)	$354,526	$4,118	1.16%	$290,489	$7,561	2.60%	(b)
Noninterest-earning assets	58,792			55,466
Total assets	$413,318			$345,955
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$105,984	$176	0.17%	$78,698	$958	1.22%
Foreign offices	106,836	(15)	(0.01)	93,191	636	0.68
Total interest-bearing deposits	212,820	161	0.08	171,889	1,594	0.93
Federal funds purchased and securities sold under repurchase agreements (a)	14,862	283	1.90	12,463	1,437	11.53
Trading liabilities	2,177	15	0.68	1,479	35	2.33
Other borrowed funds:
Domestic offices	849	15	1.81	1,655	59	3.54
Foreign offices	199	1	0.26	240	—	0.20
Total other borrowed funds	1,048	16	1.52	1,895	59	3.11
Commercial paper	1,082	7	0.66	2,485	55	2.22
Payables to customers and broker-dealers	17,789	28	0.16	15,595	238	1.53
Long-term debt	26,888	622	2.31	28,110	942	3.35
Total interest-bearing liabilities	$276,666	$1,132	0.41%	$233,916	$4,360	1.86%
Total noninterest-bearing deposits	69,124			51,529
Other noninterest-bearing liabilities	23,879			19,244
Total liabilities	369,669			304,689
Temporary equity
Redeemable noncontrolling interests	74			66
Permanent equity
Total The Bank of New York Mellon Corporation shareholders’ equity	43,430			41,047
Noncontrolling interests	145			153
Total permanent equity	43,575			41,200
Total liabilities, temporary equity and permanent equity	$413,318			$345,955
Net interest revenue (FTE) – Non-GAAP (e)		$2,986			$3,201
Net interest margin (FTE) – Non-GAAP (d)(e)			0.84%			1.10%	(b)
Less: Tax equivalent adjustment (d)		9			13
Net interest revenue – GAAP		$2,977			$3,188
Net interest margin – GAAP			0.84%			1.10%	(b)
Percentage of assets attributable to foreign offices (f)	30%			31%
Percentage of liabilities attributable to foreign offices (f)	32%			34%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $57 billion in 2020 and $56 billion in 2019. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 0.62% for 2020 and 2.33% for 2019, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 0.39% for 2020 and 2.11% for 2019. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
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
(c)    Interest income includes fees of $6 million in 2020 and $4 million in 2019. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(d)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2020 and 2019.
(e)    See “Net interest revenue” on page 11 for the reconciliation of this Non-GAAP measure.
(f)    Includes the Cayman Islands branch office.

12 BNY Mellon

Results of Operations (continued)

Average balances and interest rates (continued)	2018
(dollars in millions)	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$68,408	$531	0.78%
Interest-bearing deposits with banks (primarily foreign banks)	14,740	219	1.48
Federal funds sold and securities purchased under resale agreements (a)	27,883	1,116	4.00
Margin loans	14,397	510	3.54
Non-margin loans:
Domestic offices	29,642	1,020	3.44
Foreign offices	11,771	336	2.85
Total non-margin loans (b)	41,413	1,356	3.27
Securities:
U.S. government obligations	23,908	486	2.03
U.S. government agency obligations	63,902	1,518	2.37
State and political subdivisions (c)	2,565	69	2.69
Other securities:
Domestic offices (c)	8,186	341	4.17
Foreign offices	19,848	179	0.90
Total other securities (c)	28,034	520	1.85
Total investment securities (c)	118,409	2,593	2.19
Trading securities (primarily domestic) (c)	4,666	127	2.74
Total securities (c)	123,075	2,720	2.21
Total interest-earning assets (c)	$289,916	$6,452	2.23%
Noninterest-earning assets	53,858
Total assets	$343,774
Liabilities
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$59,226	$537	0.91%
Foreign offices	95,475	340	0.36
Total interest-bearing deposits	154,701	877	0.57
Federal funds purchased and securities sold under repurchase agreements (a)	15,546	758	4.88
Trading liabilities	1,310	29	2.21
Other borrowed funds:
Domestic offices	2,122	55	2.57
Foreign offices	423	3	0.73
Total other borrowed funds	2,545	58	2.26
Commercial paper	2,607	51	1.97
Payables to customers and broker-dealers	16,353	191	1.17
Long-term debt	28,257	857	3.03
Total interest-bearing liabilities	$221,319	$2,821	1.27%
Total noninterest-bearing deposits	63,814
Other noninterest-bearing liabilities	16,952
Total liabilities	302,085
Temporary equity
Redeemable noncontrolling interests	187
Permanent equity
Total The Bank of New York Mellon Corporation shareholders’ equity	41,360
Noncontrolling interests	142
Total permanent equity	41,502
Total liabilities, temporary equity and permanent equity	$343,774
Net interest revenue (FTE) – Non-GAAP (d)		$3,631
Net interest margin (FTE) – Non-GAAP (c)(d)			1.25%
Less: Tax equivalent adjustment (c)		20
Net interest revenue – GAAP		$3,611
Net interest margin – GAAP			1.25%
Percentage of assets attributable to foreign offices (e)	31%
Percentage of liabilities attributable to foreign offices (e)	34%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $25 billion in 2018. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 2.10%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 1.86% for 2018. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $7 million in 2018. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% in 2018.
(d)    See “Net interest revenue” on page 11 for the reconciliation of this Non-GAAP measure.
(e)    Includes the Cayman Islands branch office.

BNY Mellon 13

Results of Operations (continued)
Noninterest expense

Noninterest expense				2020	2019
				vs.	vs.
(dollars in millions)	2020	2019	2018	2019	2018
Staff	$5,966	$6,063	$6,145	(2)%	(1)%
Professional, legal and other purchased services	1,403	1,345	1,334	4	1
Software and equipment	1,370	1,222	1,062	12	15
Net occupancy	581	564	630	3	(10)
Sub-custodian and clearing	460	450	450	2	—
Distribution and servicing	336	374	406	(10)	(8)
Bank assessment charges	124	125	170	(1)	(26)
Business development	105	213	228	(51)	(7)
Amortization of intangible assets	104	117	180	(11)	(35)
Other	555	427	606	30	(30)
Total noninterest expense	$11,004	$10,900	$11,211	1%	(3)%

Full-time employees at year-end	48,500	48,400	51,300	—%	(6)%

Total noninterest expense increased 1% compared with 2019. The increase primarily reflects continued investments in technology, the 2019 reserve reduction for a tax-related exposure of certain investment management funds that we manage, net of staff expense, and higher professional, legal and other purchased services expense. The increase was partially offset by lower staff (severance) and business development (travel and marketing) expenses. The investments in technology are included in staff, professional, legal and other purchased services, and software and equipment expenses.

As we continue to manage overall expenses, we expect total reported noninterest expense to be approximately flat for the full year 2021 compared to 2020. This includes an unfavorable impact of foreign exchange rates which is expected to offset the impact of 2020 notable items, which were litigation expense, severance and real estate charges. Expenses could be impacted if foreign exchange rates change from Dec. 31, 2020 levels or if there are any unexpected notable items in 2021.

Income taxes

BNY Mellon recorded an income tax provision of $842 million (18.8% effective tax rate) in 2020 and $1.1 billion (20.0% effective tax rate) in 2019. For additional information, see Note 12 of the Notes to Consolidated Financial Statements.

14 BNY Mellon

Results of Operations (continued)
Review of businesses

We have an internal information system that produces performance data along product and service lines for our two principal businesses, Investment Services and Investment and Wealth Management, and the Other segment.

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles (“GAAP”) used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

For information on the accounting principles of our businesses, the primary products and services in each line of business, the primary types of revenue by business and how our businesses are presented and analyzed, see Note 24 of the Notes to Consolidated Financial Statements.

Business results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. In 2020, we reclassified the results of certain services provided between the segments from noninterest expense to fee and other revenue. The intersegment activity is eliminated in the Other segment and relates to services that are also provided to third parties and provides consistency with the reporting of the revenues. This adjustment had no impact on income before taxes of the businesses. Also in 2020, we reclassified the results related to certain lending activities from the Wealth Management business to the Pershing business. These loans were originated by the Wealth Management business as a service to Pershing clients. This resulted in an increase in total revenue, noninterest expense and income before taxes in the Pershing business and a corresponding decrease in the Wealth Management business. Prior periods were restated for both reclassifications.

The results of our businesses may be influenced by client and other activities that vary by quarter. In the first quarter, staff expense typically increases reflecting the vesting of long-term stock awards for retirement-eligible employees. In the third quarter, Depositary Receipts revenue is typically higher due to an increased level of client dividend payments. Also in the third quarter, volume-related fees may decline due to reduced client activity, and staff expense typically increases reflecting the annual employee merit increase. In the fourth quarter, we typically incur higher business development and marketing expenses; however, 2020 was an exception given the impact of the coronavirus pandemic. In our Investment and Wealth Management business, performance fees are typically higher in the fourth and first quarters, as those quarters represent the end of the measurement period for many of the performance fee-eligible relationships.

The results of our businesses may also be impacted by the translation of financial results denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the euro. On a consolidated basis and in our Investment Services business, we typically have more foreign currency-denominated expenses than revenues. However, our Investment and Wealth Management business typically has more foreign currency-denominated revenues than expenses. Overall, currency fluctuations impact the year-over-year growth rate in the Investment and Wealth Management business more than the Investment Services business. However, currency fluctuations, in isolation, are not expected to significantly impact net income on a consolidated basis.

Fee revenue in Investment and Wealth Management, and to a lesser extent in Investment Services, is impacted by the value of market indices. At Dec. 31, 2020, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.06.

See Note 24 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our businesses to our overall profitability.

BNY Mellon 15

Results of Operations (continued)
Investment Services business

				2020	2019
(dollars in millions, unless otherwise noted)				vs.	vs.
	2020	2019	2018	2019	2018
Revenue:
Investment services fees:
Asset servicing fees (a)	$4,597	$4,513	$4,541	2%	(1)%
Clearing services fees (b)	1,716	1,649	1,615	4	2
Issuer services fees	1,092	1,130	1,099	(3)	3
Treasury services fees	601	558	553	8	1
Total investment services fees	8,006	7,850	7,808	2	1
Foreign exchange and other trading revenue	765	621	665	23	(7)
Other (c)	485	455	471	7	(3)
Total fee and other revenue	9,256	8,926	8,944	4	—
Net interest revenue	2,925	3,126	3,403	(6)	(8)
Total revenue	12,181	12,052	12,347	1	(2)
Provision for credit losses	315	(16)	1	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	8,099	8,016	7,971	1	1
Amortization of intangible assets	71	80	129	(11)	(38)
Total noninterest expense	8,170	8,096	8,100	1	—
Income before income taxes	$3,696	$3,972	$4,246	(7)%	(6)%

Pre-tax operating margin	30%	33%	34%

Securities lending revenue	$170	$163	$198	4%	(18)%

Total revenue by line of business:
Asset Servicing	$5,705	$5,634	$5,954	1%	(5)%
Pershing	2,332	2,287	2,282	2	—
Issuer Services	1,670	1,723	1,743	(3)	(1)
Treasury Services	1,327	1,275	1,302	4	(2)
Clearance and Collateral Management	1,147	1,133	1,066	1	6
Total revenue by line of business	$12,181	$12,052	$12,347	1%	(2)%

Average balances:
Average loans	$41,657	$37,344	$40,842	12%	(9)%
Average deposits	$266,789	$204,979	$203,279	30%	1%

Metrics:
AUC/A at period end (in trillions) (d)	$41.1	$37.1	$33.1	11%	12%
Market value of securities on loan at period end (in billions) (e)	$435	$378	$373	15%	1%

Pershing:
Net new assets (U.S. platform) (in billions) (f)	$82	$73	N/A	N/M	N/M
Average active clearing accounts (U.S. platform) (in thousands)	6,534	6,262	6,097	4%	3%
Average long-term mutual fund assets (U.S. platform)	$581,046	$540,247	$511,004	8%	6%
Average investor margin loans (U.S. platform)	$9,526	$9,541	$10,829	—%	(12)%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$3,566	$3,446	$2,918	3%	18%
(a)    Asset servicing fees include the fees from the Clearance and Collateral Management business.
(b)    Clearing services fees are almost entirely earned by our Pershing business.
(c)    Other revenue includes investment management and performance fees, financing-related fees, distribution and servicing revenue, securities gains and losses and investment and other income.
(d)    Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon of $1.5 trillion at Dec. 31, 2020 and Dec. 31, 2019 and $1.2 trillion at Dec. 31, 2018.
(e)    Represents the total amount of securities on loan in our agency securities lending program managed by the Investment Services business. Excludes securities for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, which totaled $68 billion at Dec. 31, 2020, $60 billion at Dec. 31, 2019 and $58 billion at Dec. 31, 2018.
(f)    Net new assets represent net flows of assets excluding dividends and interest (e.g., net cash deposits and net securities transfers) in customer accounts in Pershing LLC, a U.S. broker-dealer.
N/M – Not meaningful.

16 BNY Mellon

Results of Operations (continued)
Business description

BNY Mellon Investment Services provides business services and technology solutions to entities including financial institutions, corporations, foundations and endowments, public funds and government agencies. Our lines of business include: Asset Servicing, Pershing, Issuer Services, Treasury Services and Clearance and Collateral Management. For information on the drivers of the Investment Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements.

We are one of the leading global investment services providers with $41.1 trillion of AUC/A at Dec. 31, 2020.

The Asset Servicing business provides a comprehensive suite of solutions. As one of the largest global custody and fund accounting providers and a trusted partner, we offer services for the safekeeping of assets in capital markets globally as well as alternative investment and structured product strategies. We provide custody and foreign exchange services, support exchange-traded funds and unit investment trusts and provide our clients outsourcing capabilities. Our robust digital and data offerings enable us to provide fully integrated technology solutions for our clients. We deliver securities lending and financing solutions on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $4.7 trillion in 34 separate markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

Pershing provides execution, clearing, custody, business and technology solutions, delivering dependable operational support to broker-dealers, wealth managers and registered investment advisors (“RIAs”) globally.

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

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their liquidity, financing, risk and balance sheet challenges. We are a leading provider of tri-party collateral management services with an average of $3.6 trillion serviced globally including approximately $2.6 trillion of the U.S. tri-party repo market at Dec. 31, 2020.

Review of financial results

AUC/A of $41.1 trillion increased 11% compared with Dec. 31, 2019, primarily reflecting higher market values and client inflows, the favorable impact of a weaker U.S. dollar and net new business. AUC/A consisted of 36% equity securities and 64% fixed-income securities at Dec. 31, 2020 and 35% equity securities and 65% fixed-income securities at Dec. 31, 2019.

Total revenue of $12.2 billion increased 1% compared with 2019. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $5.7 billion increased 1% compared with 2019. The increase primarily reflects higher foreign exchange volatility and volumes, higher market values and higher balances, partially offset by lower net interest revenue.

BNY Mellon 17

Results of Operations (continued)
Pershing revenue of $2.3 billion increased 2% compared with 2019. The increase primarily reflects higher balances, higher clearing revenue and the positive impact of equity markets, partially offset by higher money market fee waivers.

Issuer Services revenue of $1.7 billion decreased 3% compared with 2019. The decrease primarily reflects lower Depositary Receipts revenue and lower net interest revenue in Corporate Trust.

Treasury Services revenue of $1.3 billion increased 4% compared with 2019. The increase primarily reflects higher deposit and money market balances.

Clearance and Collateral Management revenue of $1.1 billion increased 1% compared with 2019. The increase primarily reflects growth in collateral management and clearance volumes and higher net interest revenue, partially offset by lower investment income due to the 2019 sale of an equity investment.

Market and regulatory trends are driving investable assets toward lower fee asset management products at reduced margins for our clients. These dynamics are also negatively impacting our investment services fees. However, at the same time, these trends are providing additional outsourcing opportunities as clients and other market participants seek to comply with regulations and reduce their operating costs.

Noninterest expense of $8.2 billion increased 1% compared with 2019. The increase primarily reflects continued investments in technology, higher software and equipment and litigation expenses, partially offset by lower severance and business development (travel and marketing) expenses.

Investment and Wealth Management business

				2020	2019
				vs.	vs.
(dollars in millions)	2020	2019	2018	2019	2018
Revenue:
Investment management fees (a)	$3,261	$3,307	$3,503	(1)%	(6)%
Performance fees	107	83	144	29	(42)
Investment management and performance fees (b)	3,368	3,390	3,647	(1)	(7)
Distribution and servicing	137	178	190	(23)	(6)
Other (a)	(10)	(83)	(38)	N/M	N/M
Total fee and other revenue (a)	3,495	3,485	3,799	—	(8)
Net interest revenue	197	222	272	(11)	(18)
Total revenue	3,692	3,707	4,071	—	(9)
Provision for credit losses	20	(1)	3	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	2,668	2,610	2,763	2	(6)
Amortization of intangible assets	33	37	51	(11)	(27)
Total noninterest expense	2,701	2,647	2,814	2	(6)
Income before income taxes	$971	$1,061	$1,254	(8)%	(15)%

Pre-tax operating margin	26%	29%	31%
Adjusted pre-tax operating margin – Non-GAAP (c)	29%	32%	34%

Total revenue by line of business:
Investment Management	$2,596	$2,562	$2,849	1%	(10)%
Wealth Management	1,096	1,145	1,222	(4)	(6)
Total revenue by line of business	$3,692	$3,707	$4,071	—%	(9)%

Average balances:
Average loans	$11,728	$12,143	$12,863	(3)%	(6)%
Average deposits	$17,340	$14,923	$14,291	16%	4%
(a)    Total fee and other revenue includes the impact of the consolidated investment management funds, net of noncontrolling interests. Additionally, other revenue includes asset servicing fees, treasury services fees, foreign exchange and other trading revenue and investment and other income.
(b)    On a constant currency basis, investment management and performance fees decreased 1% (Non-GAAP) compared with 2019. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 110 for the reconciliation of this Non-GAAP measure.
(c)    Net of distribution and servicing expense. See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 110 for the reconciliation of this Non-GAAP measure.
N/M – Not meaningful.

18 BNY Mellon

Results of Operations (continued)

AUM trends
(dollars in billions)	2020	2019	2018
AUM at period end, by product type: (a)
Equity	$170	$154	$135
Fixed income	259	224	200
Index	393	339	301
Liability-driven investments	855	728	659
Multi-asset and alternative investments	209	192	167
Cash	325	273	260
Total AUM by product type	$2,211	$1,910	$1,722

Changes in AUM: (a)
Beginning balance of AUM	$1,910	$1,722	$1,893
Net inflows (outflows):
Long-term strategies:
Equity	(10)	(16)	(13)
Fixed income	10	6	4
Liability-driven investments	22	(1)	45
Multi-asset and alternative investments	(4)	(1)	(6)
Total long-term active strategies inflows (outflows)	18	(12)	30
Index	6	(32)	(34)
Total long-term strategies inflows (outflows)	24	(44)	(4)
Short-term strategies:
Cash	49	8	(35)
Total net inflows (outflows)	73	(36)	(39)
Net market impact	186	191	(48)
Net currency impact	42	33	(53)
Divestiture/other	—	—	(31)	(b)
Ending balance of AUM	$2,211	$1,910	$1,722

Wealth Management client assets (c)	$286	$266	$239
(a)    Excludes securities lending cash management assets and assets managed in the Investment Services business.
(b)    Primarily reflects a change in methodology beginning in 2018 to exclude AUM related to equity method investments as well as the divestiture of CenterSquare Investment Management.
(c)    Includes AUM and AUC/A in the Wealth Management business.

Business description

Our Investment and Wealth Management business consists of two distinct lines of business, Investment Management and Wealth Management, which have a combined AUM of $2.2 trillion as of Dec. 31, 2020

BNY Mellon Investment Management is the seventh-largest global asset manager and comprises our eight specialist investment firms and global distribution network to deliver a highly diversified portfolio of investment strategies to institutional and retail clients globally.

Our Investment Management model provides specialized expertise from eight respected investment firms offering solutions across every major asset class, with backing from the proven stewardship and global presence of BNY Mellon. Each investment firm has its own individual culture, investment philosophy and proprietary investment process. This approach brings our clients clear, independent thinking from highly experienced investment professionals.

The investment firms offer a broad range of actively managed equity, fixed income, alternative and liability-driven investments, along with passive products and cash management. Our seven majority-owned investment firms are as follows: Alcentra, ARX, Dreyfus Cash Investment Strategies, Insight Investment, Mellon, Newton Investment Management and Walter Scott. BNY Mellon owns a non-controlling minority interest in Siguler Guff.

In February 2021, Investment Management undertook a strategic initiative to enhance the specialist investment capabilities of our investment firms to help meet the changing needs of clients, who are increasingly seeking outcome-oriented solutions, and to drive business growth. In partnership with four of our investment firms, Mellon’s capabilities in fixed income, equities and multi-asset, and liquidity management will be realigned with Insight Investment, Newton Investment Management and Dreyfus Cash Investment Strategies, respectively. In addition, BNY Mellon Investment Management Japan’s Japanese equities team will also combine capabilities with Newton Investment Management.

Upon conclusion of this realignment, which is expected to be completed by the third quarter of 2021, Mellon will continue to deliver institutional equities and fixed income index management; Insight Investment will strengthen its position as a global fixed income manager with an expanded U.S. footprint; Newton Investment Management will be an equity and multi-asset manager with an enhanced global research platform; and Dreyfus Cash Investment Strategies will offer clients a comprehensive platform of institutional liquidity solutions across investment vehicles.

In addition to the investment firms, Investment Management has multiple global distribution entities, which are responsible for distributing investment products developed and managed by the investment firms, as well as responsibility for management and

BNY Mellon 19

Results of Operations (continued)
distribution of our U.S. mutual funds and certain offshore money market funds.

BNY Mellon Wealth Management provides investment management, custody, wealth and estate planning, private banking services, investment servicing and information management. BNY Mellon Wealth Management has $286 billion in client assets as of Dec. 31, 2020, and 35 offices in the U.S. and internationally.

Wealth Management clients include individuals, families and institutions. Institutions include family offices, charitable gift programs and endowments and foundations. We work with clients to build, manage and sustain wealth across generations and market cycles.

The wealth business differentiates itself with a holistic wealth management framework that seeks to empower clients to build and sustain long-term wealth.

The results of the Investment and Wealth Management business are driven by a blend of daily, monthly and quarterly averages of AUM by product type. The overall level of AUM for a given period is determined by:
•the beginning level of AUM;
•the net flows of new assets during the period resulting from new business wins and existing client enrichments, reduced by the loss of clients and withdrawals; and
•the impact of market price appreciation or depreciation, foreign exchange rates and investment firm acquisitions or divestitures.

The mix of AUM is a result of the historical growth rates of equity and fixed income markets and the cumulative net flows of our investment firms as a result of client asset allocation decisions. Actively managed equity, multi-asset and alternative assets typically generate higher percentage fees than fixed-income and liability-driven investments and cash. Also, actively managed assets typically generate higher management fees than indexed or passively managed assets of the same type. Market and regulatory trends have resulted in increased demand for lower fee asset management products and for performance-based fees.
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

Net interest revenue is determined by loan and deposit volumes and the interest rate spread between customer rates and internal funds transfer rates on loans and deposits. Expenses in the Investment and Wealth Management business are mainly driven by staff and distribution and servicing expenses.

Review of financial results

AUM of $2.2 trillion increased 16% compared with Dec. 31, 2019 primarily reflecting higher market values, net inflows and the favorable impact of a weaker U.S. dollar (principally versus the British pound).

Net long-term strategy inflows were $24 billion in 2020, driven by liability-driven investment funds. Short-term strategy inflows were $49 billion in 2020.

Total revenue of $3.7 billion decreased slightly compared with 2019.

Investment Management revenue of $2.6 billion increased 1% compared with 2019. The increase primarily reflects higher market values and performance fees, partially offset by money market fee waivers and an unfavorable change in the mix of AUM.

Wealth Management revenue of $1.1 billion decreased 4% compared with 2019. The decrease

20 BNY Mellon

Results of Operations (continued)
reflects lower net interest revenue and a shift to lower fee investment products, partially offset by higher market values.

Revenue generated in the Investment and Wealth Management business included 41% from non-U.S. sources in 2020, compared with 40% in 2019.
Noninterest expense of $2.7 billion increased 2% compared with 2019. The increase primarily reflects the 2019 reserve reduction for a tax-related exposure of certain investment management funds, partially offset by lower business development (travel and marketing) expense.

Other segment

(in millions)	2020	2019		2018
Fee revenue	$38	$853	(a)	$97
Net securities gains (losses)	33	(16)		(48)
Total fee and other revenue	71	837		49
Net interest (expense)	(145)	(160)		(64)
Total (loss) revenue	(74)	677		(15)
Provision for credit losses	1	(8)		(15)
Noninterest expense	133	157		296
(Loss) income before income taxes	$(208)	$528		$(296)

Average loans and leases	$1,843	$1,836		$2,105
(a)    Includes a gain on sale of an equity investment.

Description of segment

The Other segment primarily includes:
•the leasing portfolio;
•corporate treasury activities, including our securities portfolio;
•derivatives and other trading activity;
•corporate and bank-owned life insurance;
•renewable energy investments; and
•certain business exits.

Revenue primarily reflects:
•net interest revenue and lease-related gains (losses) from leasing operations;
•net interest revenue (expense) and derivatives and other corporate treasury activities;
•fee and other revenue from corporate and bank- owned life insurance and certain business exits; and
•gains (losses) associated with investment securities and other assets, including renewable energy.

Expenses include:
•direct expenses supporting leasing, investing and funding activities; and
•expenses not directly attributable to Investment Services and Investment and Wealth Management operations.
In 2020, we reclassified the results of certain services provided between the segments from noninterest expense to fee and other revenue. The intersegment activity is eliminated in the Other segment and relates to services that are also provided to third parties and provides consistency with the reporting of the revenues. This adjustment had no impact on income before taxes of the businesses.

Review of financial results

Loss before taxes was $208 million in 2020 compared with income before taxes of $528 million in 2019.

Fee revenue decreased $815 million compared with 2019, primarily reflecting the gain on sale of an equity investment recorded in 2019.

Net securities gains of $33 million in 2020 and net securities losses of $16 million in 2019 were primarily related to corporate treasury activity.

Net interest expense decreased $15 million compared with 2019, primarily reflecting a lease-related impairment recorded in 2019, partially offset by corporate treasury activity.

Noninterest expense decreased $24 million compared with 2019, primarily reflecting lower severance expense and higher intersegment eliminations, partially offset by higher pension expense.

BNY Mellon 21

Results of Operations (continued)
International operations

Our primary international activities consist of asset servicing and global payment services in our Investment Services business and investment management in our Investment and Wealth Management business.

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

At Dec. 31, 2020, approximately 49% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 9,400 employees in EMEA, approximately 14,000 employees in APAC and approximately 700 employees in other global locations, primarily Brazil.

We are the seventh-largest global asset manager. Our international operations managed 56% of BNY Mellon’s AUM at Dec. 31, 2020 and 55% at Dec. 31, 2019.

In Europe, we maintain capabilities to service Undertakings for Collective Investment in Transferable Securities and alternative investment funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors across Europe.

We are a provider of non-U.S. government securities, fixed income and equities clearance, settling securities transactions directly in European markets, and using a high-quality and established network of local agents in non-European markets.

We have extensive experience providing trade and cash services to financial institutions and central banks outside of the U.S. In addition, we offer a broad range of servicing and fiduciary products to financial institutions, corporations and central banks. In emerging markets, we lead with custody, global payments and issuer services, introducing other products as the markets mature. For more established markets, our focus is on global investment services.

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

Foreign exchange rates vs. U.S. dollar	2020	2019	2018
Spot rate (at Dec. 31):
British pound	$1.3663	$1.3199	$1.2801
Euro	1.2267	1.1231	1.1455
Yearly average rate:
British pound	$1.2836	$1.2770	$1.3349
Euro	1.1414	1.1195	1.1808

International clients accounted for 37% of revenues in 2020, compared with 35% in 2019. Net income from international operations was $2.0 billion in 2020, compared with $1.9 billion in 2019.

In 2020, revenues from EMEA were $4.0 billion, compared with $3.8 billion in 2019. The 3% increase primarily reflects higher revenue in both the Investment Services and Investment and Wealth Management businesses. The increase in revenue in the Investment Services business was primarily driven by higher client activity in Asset Servicing, Pershing and Clearance and Collateral Management, higher foreign exchange revenue and the favorable impact of a weaker dollar, partially offset by lower net interest revenue. The increase in revenue in the Investment and Wealth Management business primarily reflects higher market values and performance fees and the favorable impact of a weaker U.S. dollar (principally versus the British pound), partially offset by an unfavorable change in the mix of AUM. Our Investment Services and Investment and Wealth Management businesses generated 70% and 30% of EMEA revenues, respectively. Net income from EMEA was $1.2 billion in 2020, compared with $1.1 billion in 2019.

22 BNY Mellon

Results of Operations (continued)
Revenues from APAC were $1.17 billion in 2020, compared with $1.16 billion in 2019. The 1% increase primarily reflects higher performance fees in the Investment and Wealth Management business, partially offset by lower revenue in the Investment Services business. The decrease in Investment Services revenue was primarily driven by lower net interest revenue, partially offset by higher client activity and foreign exchange revenue. Our Investment Services and Investment and Wealth Management businesses generated 80% and 20% of APAC revenues, respectively. Net income from APAC was $462 million in 2020, compared with $423 million in 2019.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 25 of the Notes to Consolidated Financial Statements.
Country risk exposure

The following table presents BNY Mellon’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2020, as well as certain countries with higher-risk profiles, and is presented on an internal risk management basis. We monitor our exposure to these and other countries as part of our internal country risk management process.

The country risk exposure below reflects the Company’s risk to an immediate default of the counterparty or obligor based on the country of residence of the entity which incurs the liability. If there is credit risk mitigation, the country of residence of the entity providing the risk mitigation is the country of risk. The country of risk for securities is generally based on the domicile of the issuer of the security.

Country risk exposure at Dec. 31, 2020	Interest-bearing deposits					Total exposure
(in billions)	Central banks	Banks	Lending (a)	Securities (b)	Other (c)
Top 10 country exposure:
Germany	$17.8	$0.5	$0.7	$4.4	$0.4	$23.8
United Kingdom (“UK”)	12.0	0.5	1.3	3.4	2.1	19.3
Japan	14.4	0.6	—	0.5	0.2	15.7
Belgium	10.3	0.2	—	0.2	—	10.7
Canada	—	3.1	0.1	4.1	1.0	8.3
China	—	2.4	1.6	—	0.1	4.1
Netherlands	1.0	—	0.2	2.0	0.1	3.3
Luxembourg	1.5	—	0.1	0.1	1.3	3.0
France	—	0.1	—	2.6	0.3	3.0
Australia	—	1.3	0.4	1.0	0.3	3.0
Total Top 10 country exposure	$57.0	$8.7	$4.4	$18.3	$5.8	$94.2	(d)

Select country exposure:
Italy	$0.1	$0.3	$—	$2.0	$—	$2.4
Brazil	—	—	1.0	0.1	0.1	1.2
Total select country exposure	$0.1	$0.3	$1.0	$2.1	$0.1	$3.6
(a)    Lending includes loans, acceptances, issued letters of credit, net of participations, and lending-related commitments.
(b)    Securities include both the available-for-sale and held-to-maturity portfolios.
(c)    Other exposures include over-the-counter (“OTC”) derivative and securities financing transactions, net of collateral.
(d)    The top 10 country exposures comprise approximately 70% of our total non-U.S. exposure.

Based on our internal country risk management process at Dec. 31, 2020, we have significant exposure to the UK, which withdrew from the European Union (the “EU”) on Jan. 31, 2020. For additional information, see “Risk Factors – Following the end of the transition period, the UK and the EU have not agreed to alternatives to the “passporting rights,” which may result in negative effects on global economic conditions, global financial markets, and our business, financial condition and results of operations.”
Events in recent years have resulted in increased focus on Italy and Brazil. The country risk exposure to Italy primarily consists of investment grade sovereign debt. The country risk exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services.

BNY Mellon 23

Results of Operations (continued)
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

Cross-border outstandings	Banks and other financial institutions (a)	Public sector	Commercial, industrial and other	Total cross-border outstandings (b)
(in millions)
2020:
Canada*	$3,969	$275	$2,519	$6,763
Germany*	1,491	3,380	929	5,800
China**	3,848	—	22	3,870
2019:
Germany*	$2,547	$1,571	$1,187	$5,305
Canada**	2,667	121	819	3,607
China**	3,376	—	72	3,448
2018:
Canada*	$1,888	$381	$2,263	$4,532
Germany**	1,655	736	1,079	3,470
China**	3,030	—	5	3,035
(a)    Primarily short-term interest-bearing deposits with banks. Also includes global trade finance loans.
(b)    Excludes assets of consolidated investment management funds.

Emerging markets exposure

We determine our emerging markets exposures using the MSCI Emerging Markets Index. Our emerging markets exposures totaled $13.1 billion at Dec. 31, 2020 and $12.9 billion at Dec. 31, 2019. The increase primarily reflects increased exposure to South Korea, China and India and was largely offset by decreased exposure to Brazil, Mexico, Taiwan, Chile and the Philippines.

Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. Certain of these policies include critical accounting estimates which require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Our critical accounting estimates are those related to the allowance for credit losses, fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Management has discussed the development and selection of the critical accounting estimates with the Company’s Audit Committee.

Allowance for credit losses

The allowance for credit losses covers financial assets subject to credit losses and measured at amortized cost, including loans and lending-related

24 BNY Mellon

Results of Operations (continued)
commitments, held-to-maturity securities, certain securities financing transactions and deposits with banks. The allowance for credit losses is intended to adjust the carrying value of these assets by an estimated amount of credit losses that we expect to incur over the life of the asset. Similarly, the allowance for credit losses on lending-related commitments and other off-balance sheet financial instruments is meant to capture the credit losses that we expect to recognize in these portfolios as of the balance sheet date.

A quantitative methodology and qualitative framework is used to estimate the allowance for credit losses.

The quantitative component of our estimate uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. For the quantitative component, we segment portfolios into various major components including commercial loans and lease financing, commercial real estate, financial institutions, residential mortgages, and other. The segmentation of our debt securities portfolios is by major asset class and is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type. The components of the credit loss calculation for each major portfolio or asset class include a probability of default, loss given default and exposure at default, as applicable, and their values depend on the forecast behavior of variables in the macroeconomic environment. We utilize a multi-scenario macroeconomic forecast which includes a weighting of three scenarios: a baseline and upside and downside scenarios and allows us to develop our estimate using a wide span of economic variables. Our baseline scenario reflects a view on likely performance of each global region and the other two scenarios are designed relative to the baseline scenario. This approach incorporates a reasonable and supportable forecast period spanning the life of the asset, and this period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. The length of each of the two components depends on the underlying financial instrument, scenario, and underlying economic input variable. In general, the initial economic outlook period for each economic input variable under each scenario ranges between several months and two years. The speed at which the scenario specific forecasts revert to long-term historical mean is based on observed historical patterns of mean reversion at the economic variable input level that are reflected in our model parameter estimates. Certain macroeconomic variables such as unemployment or home prices take longer to revert after a contraction, though specific recovery times are scenario-specific. Reversion will usually take longer the further away the scenario specific forecast is from the historical mean. On a quarterly basis, and within a developed governance structure, we update these scenarios for current economic conditions and may adjust the scenario weighting based on our economic outlook. The Company uses its best judgment to assess these economic conditions and loss data in estimating the allowance for credit losses and these estimates are subject to periodic refinement based on changes to underlying external or Company-specific historical data.

In the quantitative component of our estimate, we measure expected credit losses using an individual evaluation method if the risk characteristics of the asset is no longer consistent with the portfolio or class of asset. For these assets we do not employ the macroeconomic model calculation but consider factors such as payment status, collateral value, the obligor’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, and recovery expectations if they can be reasonably estimated. For loans, we measure the expected credit loss as the difference between the amortized cost basis in the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally consider nonperforming loans as well as loans that have been or are anticipated to be modified under a troubled debt restructuring for individual evaluation given the risk characteristics of such loans.

Available-for-sale debt securities are recorded at fair value. When an available-for-sale debt security is in an unrealized loss position, we employ a methodology to identify and estimate the credit loss portion of the unrealized loss position. The measurement of expected credit losses is performed at the security level and is based on our best single

BNY Mellon 25

Results of Operations (continued)
estimate of cash flows, on a discounted basis; however, we do not specifically employ the macroeconomic forecasting models and scenarios summarized above.

The qualitative component of our estimate for the allowance for credit losses is intended to capture expected losses that may not have been fully captured in the quantitative component. Through an established governance structure, management determines the qualitative allowance each period based on an evaluation of various internal and environmental factors which include: scenario weighting and sensitivity risk, credit concentration risk, economic conditions and other considerations. We have made and may continue to make adjustments for idiosyncratic risks.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs and recoveries.

Our allowance for credit losses is sensitive to a number of inputs, most notably the credit ratings assigned to each borrower as well as macroeconomic forecast assumptions that are incorporated in our estimate of credit losses through the expected life of the loan portfolio. Thus, as the macroeconomic environment and related forecasts change, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs. If each credit were rated one grade better, the quantitative allowance would have decreased by $137 million, and if each credit were rated one grade worse, the quantitative allowance would have increased by $184 million. Our multi-scenario based macroeconomic forecast used in determining the Dec. 31, 2020 allowance for credit losses consisted of three scenarios. The baseline scenario reflects moderate and flat GDP growth and unemployment recovery but with declining commercial real estate prices that begin to recover in early 2022. The upside scenario reflects faster GDP growth and unemployment recovery and less severe commercial real estate declines than the baseline. The downside scenario contemplates negative GDP growth and increasing unemployment throughout 2021 and steeper declines in commercial real estate prices than the baseline. Consistent with the third quarter of 2020, we placed the most weight on our baseline scenario, with the remaining weighting resulting in slightly more weight placed on the downside scenario than the upside scenario. From a sensitivity perspective, at Dec. 31, 2020, if we had applied 100% weighting to the downside scenario, the quantitative allowance for credit losses would have been approximately $325 million higher.

Fair value of financial instruments and derivatives

The guidance included in Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value, and requires certain disclosures about assets and liabilities measured at fair value. The standard also established a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Fair value – Securities

Level 1 – Securities: Securities where valuations are based on recent quoted prices for identical securities in actively traded markets.

Level 2 – Securities: For securities where quotes from recent transactions are not available for identical securities, we determine fair value primarily based on pricing sources with reasonable levels of price transparency. The pricing sources employ financial models or obtain comparisons to similar instruments to arrive at “consensus” prices.

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

In addition, we have significant investments in more actively traded agency residential mortgage-backed securities (“RMBS”) and other types of securities such as sovereign debt. The pricing sources derive the prices for these securities largely from quotes they obtain from major inter-dealer brokers and electronic communication networks. The pricing sources

26 BNY Mellon

Results of Operations (continued)
receive their daily-observed trade price and other information feeds from the inter-dealer brokers.

We obtain prices for our Level 1 and Level 2 securities from multiple pricing sources. We have designed controls to develop an understanding of the pricing sources’ securities pricing methodologies and have implemented specific internal controls over the valuation of securities.

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

At Dec. 31, 2020, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs.

Level 3 – Securities: Where we use our own cash flow models, which includes a significant input into the model that is deemed unobservable, to estimate the value of securities, we classify them as Level 3. At both Dec. 31, 2020 and Dec. 31, 2019, we have no securities included in Level 3 of the fair value hierarchy.

For details of our securities by level of the valuation hierarchy, see Note 20 of the Notes to Consolidated Financial Statements.

Fair value – Derivative financial instruments

Level 1 – Derivative financial instruments: Includes derivative financial instruments that are actively traded on exchanges, principally listed equity options.

Level 2 – Derivative financial instruments: Includes OTC derivative financial instruments. Derivatives classified as Level 2 are valued utilizing discounted cash flow analysis and financial models for which the valuation inputs are observable or can be corroborated, directly or indirectly, for substantially the full term of the instrument. Valuation inputs include interest rate yield curves, foreign exchange rates, equity prices, credit curves, option volatilities and other factors.

Where appropriate, valuation adjustments are made to account for various factors such as creditworthiness of the counterparty, creditworthiness of the Company and model and liquidity risks.

Level 3 – Derivative financial instruments: Level 3 derivatives include derivatives for which valuations are based on inputs that are unobservable and significant to the overall fair value measurement, and may include certain long-dated or highly structured contracts. At both Dec. 31, 2020 and Dec. 31, 2019, we have no derivatives included in Level 3 of the fair value hierarchy.

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

BNY Mellon 27

Results of Operations (continued)
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

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with ASC 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($17.5 billion at Dec. 31, 2020) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2020) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

BNY Mellon’s three business segments include six reporting units for which annual goodwill impairment testing is performed in accordance with ASC 350, Intangibles – Goodwill and Other. The Investment Services segment is comprised of four reporting units and the Investment and Wealth Management segment is comprised of two reporting units.

The goodwill impairment test compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit were to exceed its estimated fair value, an impairment loss would be recorded. A substantial goodwill impairment charge would not have a significant impact on our financial condition or our regulatory capital ratios, but could have an adverse impact on our results of operations. In addition, due to regulatory restrictions, the Company’s subsidiary banks could be restricted from distributing available cash to the Parent, resulting in the Parent needing to issue additional long-term debt. Capital distributions could also be impacted if current limitations, which are based on the average quarterly net income over the prior four quarters, continue, or if similar limitations apply in the future.

In the second quarter of 2020, we performed our annual goodwill impairment test on all six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of March 31, 2020. The discount rate applied to these cash flows was 10% and incorporated a 7% market equity risk premium. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As a result of the annual goodwill impairment test of the six reporting units, no goodwill impairment was recognized. The fair values of five of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The Investment Management reporting unit, with $7.2 billion of allocated goodwill, which is one of the two reporting units in the Investment and Wealth Management segment, exceeded its carrying value by approximately 5%. Since the annual impairment test, we estimate that the Investment Management reporting unit’s fair value in excess of its carrying value has increased. For the Investment Management reporting unit, in the future, small changes in the assumptions, such as the discount rate, changes in the level or mix of AUM and operating margin, could produce a non-cash goodwill impairment. We also evaluate the aggregate fair values of our reporting units in comparison to our market capitalization. In this analysis, we factor in an estimated control premium that is adjusted for certain estimated risks and other factors.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair
28 BNY Mellon

Results of Operations (continued)
values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($421 million at Dec. 31, 2020) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

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

At Dec. 31, 2020, total assets were $470 billion, compared with $382 billion at Dec. 31, 2019. The increase in total assets was primarily driven by higher interest-bearing deposits with the Federal Reserve and other central banks and securities, resulting from significant deposit inflows. Deposits totaled $342 billion at Dec. 31, 2020, compared with $259 billion at Dec. 31, 2019. The increase reflects the current macroeconomic environment. Total interest-bearing deposits as a percentage of total interest-earning assets were 63% at Dec. 31, 2020 and 62% at Dec. 31, 2019.

At Dec. 31, 2020, available funds totaled $196 billion which include cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $145 billion at Dec. 31, 2019. Total available funds as a percentage of total assets were 42% at Dec. 31, 2020 and 38% at Dec. 31, 2019. For additional information on our available funds, see “Liquidity and dividends.”

Securities were $156 billion, or 33% of total assets, at Dec. 31, 2020, compared with $123 billion, or 32% of total assets, at Dec. 31, 2019. The increase primarily reflects investments in U.S. Treasury, agency RMBS, U.S.government agency and supranational securities, as well as nearly all other security types and an increase in unrealized pre-tax gain. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $56.5 billion, or 12% of total assets, at Dec. 31, 2020, compared with $55.0 billion, or 14% of total assets, at Dec. 31, 2019. The increase was primarily driven by higher margin and other loans, partially offset by lower loans to financial institutions. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $26.0 billion at Dec. 31, 2020 and $27.5 billion at Dec. 31, 2019. Redemptions and maturities were partially offset by issuances and an increase in the fair value of hedged long-term debt. For additional information on long-term debt, see “Liquidity and dividends” and Note 13 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity increased to $45.8 billion at Dec. 31, 2020 from $41.5 billion at Dec. 31, 2019. For additional information, see “Capital” and Note 15 of the Notes to Consolidated Financial Statements.

BNY Mellon 29

Results of Operations (continued)
Securities

In the discussion of our securities portfolio, we have included certain credit ratings information because the information can indicate the degree of credit risk to which we are exposed. Significant changes in ratings classifications for our securities portfolio could indicate increased credit risk for us and could be accompanied by an increase in the allowance for credit losses and/or a reduction in the fair value of our securities portfolio.

The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2019		2020 change in unrealized gain (loss)	Dec. 31, 2020			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		% Floating rate (b)	Ratings (c)
													BBB+/ BBB-	BB+ and lower	A1+/A2 & SP-1
(dollars in millions)	Fair value			Amortized cost (a)	Fair value						AAA/ AA-	A+/ A-				Not rated
Agency RMBS	$54,646		$1,199	$60,274	$61,740		102%	$1,466		15%	100%	—%	—%	—%	—%	—%
U.S. Treasury	18,865		395	26,495	26,958		102	463		52	100	—	—	—	—	—
Sovereign debt/sovereign guaranteed (d)	13,404		100	13,252	13,452		102	200		11	65	6	28	1	—	—
Agency commercial mortgage-backed securities (“MBS”)	10,613		365	11,264	11,685		104	421		31	100	—	—	—	—	—
Supranational	3,734		57	7,141	7,208		101	67		51	100	—	—	—	—	—
Foreign covered bonds (e)	4,276		59	6,658	6,725		101	67		32	100	—	—	—	—	—
U.S. government agencies	2,933		61	6,496	6,577		101	81		26	100	—	—	—	—	—
Collateralized loan obligations (“CLOs”)	4,063		12	4,706	4,703		100	(3)		100	99	—	—	—	—	1
Foreign government agencies (f)	2,641		43	4,086	4,132		101	46		23	95	5	—	—	—	—
Other asset-backed securities (“ABS”)	2,143		27	3,135	3,164		101	29		21	100	—	—	—	—	—
Non-agency commercial MBS	2,165		97	2,864	2,992		104	128		22	99	1	—	—	—	—
Non-agency RMBS (g)	1,316		(47)	2,236	2,387		107	151		54	68	4	1	16	—	11
State and political subdivisions	1,061		12	2,285	2,324		102	39		1	69	9	—	—	21	1
Corporate bonds	853		28	1,945	1,994		102	49		—	17	68	15	—	—	—
Commercial paper/CDs	—		—	249	249		100	—		100	21	—	—	—	79	—
Other	1		—	1	1		100	—		—	—	—	—	—	—	100
Total securities	$122,714	(h)	$2,408	$153,087	$156,291	(h)	102%	$3,204	(h)(i)	28%	95%	2%	3%	—%	—%	—%
(a)    Amortized cost reflects historical impairments, and is net of the allowance for credit losses.
(b)    Includes the impact of hedges.
(c)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(d)    Primarily consists of exposure to Germany, France, Italy, Spain, UK and Singapore.
(e)    Primarily consists of exposure to Canada, UK, Australia and Norway.
(f)    Primarily consists of exposure to Germany, the Netherlands and Canada.
(g)    Includes RMBS that were included in the former Grantor Trust of $640 million at Dec. 31, 2019 and $487 million at Dec. 31, 2020.
(h)    Includes net unrealized losses on derivatives hedging securities available-for-sale (including terminated hedges) of $641 million at Dec. 31, 2019 and $1,428 million at Dec. 31, 2020.
(i)    Includes unrealized gains of $1,926 million at Dec. 31, 2020 related to available-for-sale securities, net of hedges, and $1,278 related to held-to-maturity securities.

The fair value of our securities portfolio, including related hedges, was $156.3 billion at Dec. 31, 2020, compared with $122.7 billion at Dec. 31, 2019. The increase primarily reflects investments in U.S. Treasury, agency RMBS, U.S.government agency and supranational securities, as well as nearly all other security types and an increase in unrealized pre-tax gain.

Included in the securities portfolio at Dec. 31, 2020 were $52 million of commercial paper and $197 million of CDs purchased from affiliated money market mutual funds in order to provide liquidity support to the funds.
At Dec. 31, 2020, the securities portfolio had a net unrealized gain, including the impact of related hedges, of $3.2 billion, compared with $796 million at Dec. 31, 2019. The increase in the net unrealized gain was primarily driven by lower market interest rates.

The fair value of the available-for-sale securities totaled $107.1 billion at Dec. 31, 2020, net of hedges, or 69% of the securities portfolio, net of hedges. The fair value of the held-to-maturity securities totaled $49.2 billion at Dec. 31, 2020, or 31% of the securities portfolio, net of hedges.

30 BNY Mellon

Results of Operations (continued)
The unrealized gain (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $1.5 billion at Dec. 31, 2020, compared with $361 million at Dec. 31, 2019. The increase in the unrealized gain, net of tax, was primarily driven by lower market interest rates.

At Dec. 31, 2020, 95% of the securities in our portfolio were rated AAA/AA-, unchanged compared with Dec. 31, 2019.

See Note 4 of the Notes to Consolidated Financial Statements for the pre-tax net securities gains (losses) by security type. See Note 20 of the Notes to Consolidated Financial Statements for securities by level in the fair value hierarchy.

The following table presents the amortizable purchase premium (net of discount) related to the securities portfolio and accretable discount related to the 2009 restructuring of the securities portfolio.

Net premium amortization and discount accretion of securities (a)
(dollars in millions)	2020	2019	2018
Amortizable purchase premium (net of discount) relating to securities:
Balance at year-end	$2,283	$1,319	$1,429
Estimated average life remaining at year-end (in years)	3.9	4.3	5.0
Amortization	$568	$364	$437
Accretable discount related to the prior restructuring of the securities portfolio:
Balance at year-end	$130	$163	$207
Estimated average life remaining at year-end (in years)	5.6	6.3	6.3
Accretion	$38	$54	$86
(a)    Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both were recorded on a level yield basis.

The following table presents the total securities portfolio at fair value. The fair values do not include the impact of related hedges.

Securities at fair value	Dec. 31,
(in millions)	2020	2019	2018
Agency RMBS	$61,743	$54,646	$50,215
U.S. Treasury	27,922	19,274	24,729
Sovereign debt/sovereign guaranteed	13,483	13,433	11,609
Agency commercial MBS	11,990	10,761	10,860
Supranational	7,215	3,736	3,011
Foreign covered bonds	6,725	4,276	2,959
U.S. government agencies	6,667	2,971	3,144
CLOs	4,703	4,063	3,364
Foreign government agencies	4,135	2,643	1,161
Other ABS	3,164	2,143	1,773
Non-agency commercial MBS	3,017	2,178	1,464
Non-agency RMBS	2,387	1,316	1,427
State and political subdivisions	2,324	1,061	2,264
Corporate bonds	1,994	853	1,054
Commercial paper/CDs	249	—	—
Other	1	1	77
Total securities	$157,719	$123,355	$119,111

Equity investments

We have several equity investments recorded in other assets. These include equity method investments, including renewable energy, and investments in qualified affordable housing projects, Federal Reserve Bank stock, seed capital, private equity and other investments. The following table presents the carrying values at Dec. 31, 2020 and Dec. 31, 2019.

Equity investments	Dec. 31,
(in millions)	2020	2019
Renewable energy investments	$1,206	$1,144
Equity in a joint venture and other investments:
CIBC Mellon	698	626
Siguler Guff	223	233
Other equity investments	338	243
Total equity in a joint venture and other investments	$1,259	$1,102
Qualified affordable housing project investments	1,145	1,024
Federal Reserve Bank stock	479	466
Seed capital	215	184
Federal Home Loan Bank stock	7	22
Private equity investments (a)	102	89
Total equity investments	$4,413	$4,031
(a)    Represents investments in small business investment companies (“SBICs”), which are compliant with the Volcker Rule.

BNY Mellon 31

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

Loans

Total exposure – consolidated	Dec. 31, 2020			Dec. 31, 2019
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Non-margin loans:
Financial institutions	$11.2	$32.8	$44.0	$12.5	$34.4	$46.9
Commercial	1.4	12.7	14.1	1.8	12.6	14.4
Subtotal institutional	12.6	45.5	58.1	14.3	47.0	61.3
Wealth management loans and mortgages	16.4	1.1	17.5	16.2	0.8	17.0
Commercial real estate	6.1	3.2	9.3	5.6	3.6	9.2
Lease financings	1.0	—	1.0	1.1	—	1.1
Other residential mortgages	0.4	—	0.4	0.5	—	0.5
Overdrafts	2.7	—	2.7	2.7	—	2.7
Other	1.9	—	1.9	1.2	—	1.2
Subtotal non-margin loans	41.1	49.8	90.9	41.6	51.4	93.0
Margin loans	15.4	0.1	15.5	13.4	0.1	13.5
Total	$56.5	$49.9	$106.4	$55.0	$51.5	$106.5

At Dec. 31, 2020, total lending-related exposure was $106.4 billion, down slightly compared with Dec. 31, 2019, primarily reflecting lower exposure in the financial institutions portfolio, partially offset by an increase in margin and other loans.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 55% of our total exposure at Dec. 31, 2020 and 58% at Dec. 31, 2019. Additionally, most of our overdrafts relate to financial institutions.

32 BNY Mellon

Results of Operations (continued)
Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2020					Dec. 31, 2019
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$2.3	$21.6	$23.9	97%	99%	$2.9	$23.4	$26.3
Asset managers	1.4	6.4	7.8	98	83	1.3	6.4	7.7
Banks	6.7	1.1	7.8	85	95	7.4	1.1	8.5
Insurance	0.1	2.8	2.9	99	17	—	2.7	2.7
Government	0.1	0.2	0.3	100	23	0.1	0.3	0.4
Other	0.6	0.7	1.3	96	58	0.8	0.5	1.3
Total	$11.2	$32.8	$44.0	95%	89%	$12.5	$34.4	$46.9

The financial institutions portfolio exposure was $44.0 billion at Dec. 31, 2020, a decrease of 6% compared with Dec. 31, 2019, primarily reflecting lower exposure in the securities industry and banks portfolios.

Financial institution exposures are high-quality, with 95% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2020. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

In addition, 74% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

The exposure to financial institutions is generally short-term, with 89% of the exposures expiring within one year. At both Dec. 31, 2020 and Dec. 31, 2019, 18% of the exposure to financial institutions had an expiration within 90 days.

At Dec. 31, 2020, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $18.2 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit.

Our banks exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 95% due in less than one year. The investment grade percentage of our banks exposure was 85% at Dec. 31, 2020, compared with 77% at Dec. 31, 2019. Our non-investment grade exposures are primarily trade finance loans in Brazil.

The asset managers portfolio exposure is high-quality, with 98% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2020. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

BNY Mellon 33

Results of Operations (continued)
Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2020					Dec. 31, 2019
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.5	$4.1	$4.6	95%	22%	$0.9	$4.2	$5.1
Services and other	0.6	3.8	4.4	95	39	0.6	3.7	4.3
Energy and utilities	0.3	3.9	4.2	87	4	0.3	3.7	4.0
Media and telecom	—	0.9	0.9	93	3	—	1.0	1.0
Total	$1.4	$12.7	$14.1	92%	21%	$1.8	$12.6	$14.4

The commercial portfolio exposure was $14.1 billion at Dec. 31, 2020, a decrease of 2% from Dec. 31, 2019, primarily driven by lower loans in the manufacturing portfolio.

We have $726 million of total direct exposure to the oil and gas industry at Dec. 31, 2020, most of which is reflected in the energy and utilities portfolio in the table above. This exposure is to exploration and production, refining and integrated companies and was 66% investment grade at Dec. 31, 2020 and 91% at Dec. 31, 2019.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Percentage of the portfolios that are investment grade	Dec. 31,
	2020	2019	2018
Financial institutions	95%	95%	95%
Commercial	92%	96%	95%
Wealth management loans and mortgages

Our wealth management exposure was $17.5 billion at Dec. 31, 2020, compared with $17.0 billion at Dec. 31, 2019. Wealth management loans and mortgages primarily consist of loans to high-net-worth individuals, which are secured by marketable securities and/or residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 62% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2020.

At Dec. 31, 2020, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 22%; New York – 17%; Massachusetts – 10%; Florida – 8%; and other – 43%.

Commercial real estate

The composition of the commercial real estate portfolio by asset class, including percentage secured, is presented below.

Composition of commercial real estate portfolio by asset class	Dec. 31, 2020		Dec. 31, 2019
	Total exposure	Percentage secured (a)	Total exposure	Percentage secured (a)
(in billions)
Residential	$3.3	86%	$3.1	86%
Office	2.8	75	3.1	77
Retail	1.0	52	1.0	57
Mixed-use	0.7	22	0.6	24
Hotels	0.6	20	0.6	17
Healthcare	0.4	25	0.3	—
Other	0.5	23	0.5	21
Total commercial real estate	$9.3	64%	$9.2	65%
(a)    Represents the amount of secured exposure in each asset class.

34 BNY Mellon

Results of Operations (continued)
Our commercial real estate exposure totaled $9.3 billion at Dec. 31, 2020 and $9.2 billion at Dec. 31, 2019. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2020, the unsecured portfolio consisted of real estate investment trusts (“REITs”) and real estate operating companies, which are both primarily investment grade.

At Dec. 31, 2020, our commercial real estate portfolio consisted of the following concentrations: New York metro – 39%; REITs and real estate operating companies – 36%; and other – 25%.

Lease financings

The lease financings portfolio exposure totaled $1.0 billion at Dec. 31, 2020 and $1.1 billion at Dec. 31, 2019. At Dec. 31, 2020, approximately 98% of leasing exposure was investment grade, or investment grade equivalent and consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment and real estate. The largest component of our lease residual value exposure is freight-related rail cars. Assets are both domestic and foreign-based, with primary concentrations in the U.S. and Germany.

Approximately 62% of the portfolio is additionally secured by highly rated securities and/or secured by letters of credit from investment grade issuers. Counterparty rating equivalents at Dec. 31, 2020, were as follows:
•52 % were A or better, or equivalent;
•46 % were BBB; and
•2 % were non-investment grade.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $389 million at Dec. 31, 2020 and $494 million at Dec. 31, 2019. Included in this portfolio at Dec. 31, 2020 were $68 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007, of which 19% of the serviced loan balance was at least 60 days delinquent.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

Margin loan exposure of $15.5 billion at Dec. 31, 2020 and $13.5 billion at Dec. 31, 2019 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $4.6 billion at Dec. 31, 2020 and $3.6 billion at Dec. 31, 2019 related to a term loan program that offers fully collateralized loans to broker-dealers.

BNY Mellon 35

Results of Operations (continued)
Loans by category

The following table shows loans outstanding at year-end over the last five years.

Loans by category	Dec. 31,
(in millions)	2020	2019	2018	2017	2016
Domestic:
Commercial	$1,356	$1,442	$1,949	$2,744	$2,286
Commercial real estate	6,056	5,575	4,787	4,900	4,639
Financial institutions	4,495	4,852	5,091	5,568	6,342
Lease financings	431	537	706	772	989
Wealth management loans and mortgages	16,211	16,050	15,843	16,420	15,555
Other residential mortgages	389	494	594	708	854
Overdrafts	651	524	1,550	963	1,055
Other	1,823	1,167	1,181	1,131	1,202
Margin loans	13,141	11,907	13,343	15,689	17,503
Total domestic	44,553	42,548	45,044	48,895	50,425
Foreign:
Commercial	73	347	183	167	331
Commercial real estate	—	7	—	—	15
Financial institutions	6,750	7,626	6,492	7,483	8,347
Lease financings	559	576	551	527	736
Wealth management loans and mortgages	146	140	122	108	99
Other (primarily overdrafts)	2,113	2,230	4,031	4,264	4,418
Margin loans	2,275	1,479	141	96	87
Total foreign	11,916	12,405	11,520	12,645	14,033
Total loans (a)	$56,469	$54,953	$56,564	$61,540	$64,458
(a)    Net of unearned income of $274 million at Dec. 31, 2020, $313 million at Dec. 31, 2019, $358 million at Dec. 31, 2018, $394 million at Dec. 31, 2017 and $527 million at Dec. 31, 2016, primarily on domestic and foreign lease financings.

Foreign loans

We have credit relationships in foreign markets, particularly in areas associated with our securities servicing and trade finance activities. Excluding lease financings, these activities resulted in outstanding foreign loans of $11.4 billion at Dec. 31, 2020 and $11.8 billion at Dec. 31, 2019. The decrease primarily resulted from lower loans to financial institutions, partially offset by higher margin loans.
Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio at Dec. 31, 2020.

Maturity of loan portfolio at Dec. 31, 2020 (a)
(in millions)	Within 1 year	Between 1 and 5 years		After 5 years		Total
Domestic:
Commercial	$698	$658		$—		$1,356
Commercial real estate	858	3,230		1,968		6,056
Financial institutions	3,840	655		—		4,495
Overdrafts	651	—		—		651
Other	1,823	—		—		1,823
Margin loans	13,139	2		—		13,141
Subtotal	21,009	4,545		1,968		27,522
Foreign	10,800	411		—		11,211
Total	$31,809	$4,956	(b)	$1,968	(b)	$38,733
(a)    Excludes loans collateralized by residential properties, lease financings and wealth management loans and mortgages.
(b)    Variable rate loans due after one year totaled $6.6 billion and fixed rate loans totaled $277 million.

36 BNY Mellon

Results of Operations (continued)
Allowance for credit losses

Our credit strategy is to focus on investment grade clients who are active users of our non-credit services. Our primary exposure to the credit risk of a customer consists of funded loans, unfunded contractual commitments to lend, standby letters of credit (“SBLC”) and overdrafts associated with our custody and securities clearance businesses.

The following table details changes in our allowance for credit losses.

Allowance for credit losses activity	2020		2019	2018	2017	2016
(dollars in millions)
Beginning balance of allowance for credit losses
Domestic	$192		$220	$226	$245	$240
Foreign	24		32	35	36	35
Total beginning balance of allowance for credit losses	216		252	261	281	275
Impact of adopting ASU 2016-13	$(55)	(a)	N/A	N/A	N/A	N/A
Provision for credit losses	336		(25)	(11)	(24)	(11)
Charge-offs:
Loans:
Commercial	—		(12)	—	—	—
Wealth management loans and mortgages	—		(1)	—	—	—
Other residential mortgages	(1)		(1)	(1)	(1)	(2)
Other financial instruments	(1)		N/A	N/A	N/A	N/A
Total charge-offs	(2)		(14)	(1)	(1)	(2)
Recoveries:
Loans:
Financial institutions	—		—	—	—	13
Other residential mortgages	5		3	2	5	5
Foreign	—		—	1	—	1
Other financial instruments	1		N/A	N/A	N/A	N/A
Total recoveries	6		3	3	5	19
Net recoveries (charge-offs)	4		(11)	2	4	17
Ending balance of allowance for credit losses
Domestic	476		192	220	226	245
Foreign	25		24	32	35	36
Ending balance of allowance for credit losses	$501		$216	$252	$261	$281

Allowance for loan losses	$358		$122	$146	$159	$169
Allowance for lending-related commitments	121		94	106	102	112
Allowance for financial instruments	22	(b)	N/A	N/A	N/A	N/A
Total allowance for credit losses	$501		$216	$252	$261	$281

Non-margin loans	$41,053		$41,567	$43,080	$45,755	$46,868
Margin loans	15,416		13,386	13,484	15,785	17,590
Total loans	$56,469		$54,953	$56,564	$61,540	$64,458
Average loans outstanding	$55,228		$51,323	$55,810	$57,939	$61,681
Net recoveries (charge-offs) of loans to average loans outstanding	0.01%		(0.02)%	—%	0.01%	0.03%
Net recoveries (charge-offs) of loans to total allowance for loan losses and lending-related commitments	0.84		(5.09)	0.79	1.53	6.05
Allowance for loan losses as a percentage of total loans	0.63		0.22	0.26	0.26	0.26
Allowance for loan losses as a percentage of non-margin loans	0.87		0.29	0.34	0.35	0.36
Allowance for loan losses and lending-related commitments as a percentage of total loans	0.85		0.39	0.45	0.42	0.44
Allowance for loan losses and lending-related commitments as a percentage of non-margin loans	1.17		0.52	0.58	0.57	0.60
(a)    In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 of the Notes to Consolidated Financial Statements for additional information. Includes the reclassification of credit-related reserves on accounts receivable of $4 million.
(b)    Includes allowance for credit losses on federal funds sold and securities purchased under resale agreements, available-for-sale securities, held-to-maturity securities, accounts receivable, cash and due from banks and interest-bearing deposits with banks.
N/A – Not applicable.

BNY Mellon 37

Results of Operations (continued)
The provision for credit losses was $336 million in 2020 and a credit of $25 million in 2019. The increase in the provision primarily reflects additional reserves in the commercial real estate portfolio and as a result of the challenging macroeconomic outlook due to the coronavirus pandemic.

We had $15.4 billion of secured margin loans on our balance sheet at Dec. 31, 2020 compared with $13.4 billion at Dec. 31, 2019. We have rarely suffered a loss on these types of loans. As a result, we believe that the ratio of allowance for loan losses and lending-related commitments as a percentage of non-margin loans is a more appropriate metric to measure the adequacy of the reserve.
The allowance for loan losses and allowance for lending-related commitments represent management’s estimate of lifetime expected losses in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

Based on an evaluation of the allowance for credit losses as discussed in “Critical accounting estimates” and Note 1 of the Notes to Consolidated Financial Statements, we have allocated our allowance for loans and lending-related commitments as presented below.

Allocation of allowance for loan losses and lending-related commitments	2020		2019	2018	2017	2016

Commercial real estate	89%		35%	30%	29%	26%
Commercial	3		28	32	30	29
Other residential mortgages	3		6	6	8	10
Financial institutions	2		9	9	9	9
Wealth management (b)	2		9	8	8	8
Lease financings	1		2	2	3	5
Foreign	—	(a)	11	13	13	13
Total	100%		100%	100%	100%	100%
(a)    The allowance related to foreign exposure has been reclassified to the respective classes of financing receivables.
(b)    Includes the allowance for credit losses on wealth management mortgages.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2020	2019	2018	2017	2016
Nonperforming loans:
Other residential mortgages	$57	$62	$67	$78	$91
Wealth management loans and mortgages	30	24	9	7	8
Commercial real estate	1	—	—	1	—
Lease financings	—	—	—	—	4
Total nonperforming loans	88	86	76	86	103
Other assets owned	1	3	3	4	4
Total nonperforming assets	$89	$89	$79	$90	$107
Nonperforming assets ratio	0.16%	0.16%	0.14%	0.15%	0.17%
Nonperforming assets ratio, excluding margin loans	0.22	0.21	0.18	0.20	0.23
Allowance for loan losses/nonperforming loans (a)	406.8	141.9	192.1	184.9	164.1
Allowance for loan losses/nonperforming assets (a)	402.2	137.1	184.8	176.7	157.9
Allowance for loan losses and lending-related commitments/nonperforming loans (a)	544.3	251.2	331.6	303.5	272.8
Allowance for loan losses and lending-related commitments/nonperforming assets (a)	538.2	242.7	319.0	290.0	262.6
(a)    In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 of the Notes to Consolidated Financial Statement for additional information.

38 BNY Mellon

Results of Operations (continued)
The following table presents loans that are past due 90 days or more and still accruing interest.

Past due loans ≥ 90 days still accruing interest at year-end
(in millions)	2020	2019	2018	2017	2016
Domestic:
Consumer	$—	$—	$12	$5	$7
Commercial	—	—	—	—	—
Total domestic	—	—	12	5	7
Foreign	—	—	—	—	—
Total past due loans	$—	$—	$12	$5	$7

See Note 5 of the Notes to Consolidated Financial Statements for additional information on our past due loans. See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Lost interest

The table below presents the amount of lost interest income.

Lost interest
(in millions)	2020	2019	2018
Amount by which interest income would have increased if nonperforming loans at year-end had been performing for the entire year
Total	$5	$6	$5
Foreign	—	—	—

Loan modifications

Due to the coronavirus pandemic, there have been two forms of relief provided for classifying loans as troubled debt restructurings (“TDRs”): The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the relevant provisions of which were extended by the Consolidated Appropriations Act, 2021, and the Interagency Guidance. See Note 1 of the Notes to Consolidated Financial Statements for additional details on this guidance. Financial institutions may account for eligible loan modifications either under the CARES Act or the Interagency Guidance and we have elected to apply both, as applicable, in providing borrowers with loan modification relief in response to the coronavirus pandemic. We modified loans of $404 million in
2020. Nearly all of the modifications were short-term loan payment forbearances or modified principal and/or interest payments. These loans were primarily residential mortgage and commercial real estate loans. We also modified loans of $56 million in 2020, a majority of which were commercial real estate loans, by providing long-term loan payment modifications and an extension of maturity. We did not identify any of the modifications as TDRs. None of these loans were reported as past due or nonperforming at Dec. 31, 2020. At Dec. 31, 2020, the unpaid principal balance of the loans modified under the CARES Act or Interagency Guidance was $92 million. We modified residential mortgage loans of $6 million in 2019.

Deposits

We receive client deposits through a variety of Investment Services and Investment and Wealth Management businesses and we rely on those deposits as a low-cost and stable source of funding.

Increased volatility coupled with the interest rate environment has led to an increase in deposit levels as our clients increased the levels of cash placed with us. Total deposits were $341.5 billion at Dec. 31, 2020, an increase of 32%, compared with $259.5 billion at Dec. 31, 2019.

Noninterest-bearing deposits were $83.8 billion at Dec. 31, 2020, compared with $57.6 billion at Dec. 31, 2019. Interest-bearing deposits were $257.7 billion at Dec. 31, 2020, compared with $201.9 billion at Dec. 31, 2019. See “Impact of coronavirus pandemic on our business” for additional information.

The aggregate amount of deposits by foreign customers in domestic offices was $64.0 billion and $47.5 billion at Dec. 31, 2020 and Dec. 31, 2019, respectively.

Deposits in foreign offices totaled $130.4 billion at Dec. 31, 2020 and $105.1 billion at Dec. 31, 2019. The majority of these deposits were in amounts in excess of $100,000 and were primarily overnight foreign deposits.

BNY Mellon 39

Results of Operations (continued)
The following table shows the maturity breakdown of domestic time deposits of $100,000 or more at Dec. 31, 2020.

Domestic time deposits ≥ $100,000 at Dec. 31, 2020
(in millions)	CDs	Other time deposits		Total
3 months or less	$435	$102		$537
Between 3 and 6 months	87	—		87
Between 6 and 12 months	246	—		246
Over 12 months	2	—		2
Total	$770	$102	(a)	$872
(a)    In 2020, the Federal Reserve reduced the minimum reserve requirement to 0%. As a result, we suspended our process of establishing time deposits, as an agent, derived from client demand deposits.

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

Information related to federal funds purchased and securities sold under repurchase agreements is presented below.

Federal funds purchased and securities sold under repurchase agreements
(dollars in millions)	2020	2019	2018
Maximum month-end balance during the year	$17,248	$16,967	$21,600
Average daily balance (a)	$14,862	$12,463	$15,546
Weighted-average rate during the year (a)	1.90%	11.53%	4.88%
Ending balance at Dec. 31 (b)	$11,305	$11,401	$14,243
Weighted-average rate at Dec. 31 (b)	(0.03)%	9.47%	12.99%
(a)    Includes the average impact of offsetting under enforceable netting agreements of $57,495 in 2020, $55,595 million in 2019 and $25,203 million in 2018. On a Non-GAAP basis, excluding the impact of offsetting, the weighted-average rates would have been 0.39% for 2020, 2.11% for 2019 and 1.86% for 2018. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates paid.
(b)    Includes the impact of offsetting under enforceable netting agreements of $59,561 million at Dec. 31, 2020, $93,794 million at Dec. 31, 2019 and $76,040 million at Dec. 31, 2018.

Fluctuations of federal funds purchased and securities sold under repurchase agreements reflect changes in overnight borrowing opportunities. The decreases in the weighted-average rates compared with 2019 primarily reflect lower interest rates and the impact of repurchase agreement activity with the Fixed Income Clearing Corporation (“FICC”), where we record interest expense gross, but the ending and average balances reflect the impact of offsetting under enforceable netting agreements. This activity primarily relates to government securities collateralized resale and repurchase agreements executed with clients that are novated to and settle with the FICC.

Information related to payables to customers and broker-dealers is presented below.

Payables to customers and broker-dealers
(dollars in millions)	2020	2019	2018
Maximum month-end balance during the year	$25,085	$20,343	$20,905
Average daily balance (a)	$23,006	$18,778	$19,450
Weighted-average rate during the year (a)	0.16%	1.53%	1.17%
Ending balance at Dec. 31	$25,085	$18,758	$19,731
Weighted-average rate at Dec. 31	(0.01)%	1.01%	1.62%
(a)    The weighted-average rate is calculated based on, and is applied to, the average interest-bearing payables to customers and broker-dealers, which were $17,789 million in 2020, $15,595 million in 2019 and $16,353 million in 2018.

Payables to customers and broker-dealers represent funds awaiting reinvestment and short sale proceeds payable on demand. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Information related to commercial paper is presented below.

Commercial paper
(dollars in millions)	2020	2019	2018
Maximum month-end balance during the year	$5,000	$8,894	$4,470
Average daily balance	$1,082	$2,485	$2,607
Weighted-average rate during the year	0.66%	2.22%	1.97%
Ending balance at Dec. 31	$—	$3,959	$1,939
Weighted-average rate at Dec. 31	—%	1.60%	2.34%

40 BNY Mellon

Results of Operations (continued)
The Bank of New York Mellon may issue commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. The decreases in the commercial paper balances compared with 2019 primarily reflect higher deposit levels.

Information related to other borrowed funds is presented below.

Other borrowed funds
(dollars in millions)	2020	2019	2018
Maximum month-end balance during the year	$2,451	$3,969	$3,269
Average daily balance	$1,048	$1,895	$2,545
Weighted-average rate during the year	1.52%	3.11%	2.26%
Ending balance at Dec. 31	$350	$599	$3,227
Weighted-average rate at Dec. 31	0.79%	2.65%	2.64%

Other borrowed funds primarily include borrowings from the Federal Home Loan Bank, the Federal Reserve Bank of Boston under the MMLF program, overdrafts of sub-custodian account balances in our Investment Services businesses, finance lease liabilities and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements. The decrease in other borrowed funds compared with 2019 primarily reflects a decrease in borrowings from the Federal Home Loan Bank.

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

Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks also can affect BNY Mellon’s liquidity risk profile and are considered in our liquidity risk framework. See “Impact of coronavirus pandemic on our business” for additional information.

The Parent’s policy is to have access to sufficient unencumbered cash and cash equivalents at each quarter-end to cover maturities and other forecasted debt redemptions, net interest payments and net tax payments for the following 18-month period, and to provide sufficient collateral to satisfy transactions subject to Section 23A of the Federal Reserve Act. As of Dec. 31, 2020, the Parent was in compliance with this policy.

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

BNY Mellon 41

Results of Operations (continued)

Available funds	Dec. 31, 2020	Dec. 31, 2019	Average
(dollars in millions)			2020	2019	2018
Cash and due from banks	$6,252	$4,830	$4,506	$5,084	$5,014
Interest-bearing deposits with the Federal Reserve and other central banks	141,775	95,042	94,432	61,739	68,408
Interest-bearing deposits with banks	17,300	14,811	19,165	14,666	14,740
Federal funds sold and securities purchased under resale agreements	30,907	30,182	30,768	36,705	27,883
Total available funds	$196,234	$144,865	$148,871	$118,194	$116,045
Total available funds as a percentage of total assets	42%	38%	36%	34%	34%

Total available funds were $196.2 billion at Dec. 31, 2020, compared with $144.9 billion at Dec. 31, 2019. The increase was primarily due to higher interest-bearing deposits with the Federal Reserve and other central banks.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, commercial paper and other borrowed funds, were $19.2 billion for 2020 and $18.3 billion for 2019. The increase primarily reflects an increase in federal funds purchased and securities sold under repurchase agreements, partially offset by a decrease in commercial paper.

Average foreign deposits, primarily from our European-based Investment Services businesses, were $106.8 billion for 2020, compared with $93.2 billion for 2019. Average interest-bearing domestic deposits were $106.0 billion for 2020 and $78.7 billion for 2019. The increase primarily reflects increased client activity.

Average payables to customers and broker-dealers were $17.8 billion for 2020 and $15.6 billion for
2019. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $26.9 billion for 2020 and $28.1 billion for 2019.

Average noninterest-bearing deposits increased to $69.1 billion for 2020 from $51.5 billion for 2019, primarily reflecting increased client activity.

A significant reduction in our Investment Services business would reduce our access to deposits. See “Asset/liability management” for additional factors that could impact our deposit balances.

Sources of liquidity

The Parent’s major sources of liquidity are access to the debt and equity markets, dividends from its subsidiaries, and cash on hand and cash otherwise made available in business-as-usual circumstances to the Parent through a committed credit facility with our intermediate holding company (“IHC”).

42 BNY Mellon

Results of Operations (continued)
Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2020
	Moody’s		S&P	Fitch		DBRS
Parent:
Long-term senior debt	A1		A	AA-		AA
Subordinated debt	A2		A-	A		AA (low)
Preferred stock	Baa1		BBB	BBB+		A
Outlook – Parent	Stable		Stable	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2		AA-	AA		AA (high)
Subordinated debt	NR		A	NR		NR
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P1		A-1+	F1+		R-1 (high)
Commercial paper	P1		A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	(a)	AA-	AA	(a)	AA (high)
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P1		A-1+	F1+		R-1 (high)

Outlook – Banks	Stable		Stable	Stable		Stable
(a)    Represents senior debt issuer default rating.
NR – Not rated.

Long-term debt totaled $26.0 billion at Dec. 31, 2020 and $27.5 billion at Dec. 31, 2019. Redemptions of $3.2 billion and maturities of $2.1 billion were partially offset by issuances of $3.0 billion and an increase in the fair value of hedged long-term debt. The Parent has $4.3 billion of long-term debt that will mature in 2021.

The following table presents the long-term debt issued in 2020.

Debt issuances
(in millions)	2020
Senior notes:
1.60% senior notes due 2025	$1,250
0.35% senior notes due 2023	750
1.85% senior notes due 2023	750
2.10% senior notes due 2024	250
Total debt issuances	$3,000

In January 2021, the Parent issued $700 million of fixed rate senior notes maturing in 2026 at an annual interest rate of 0.75% and $500 million of fixed rate senior notes maturing in 2031 at an annual interest rate of 1.65%.
In 2020, the Parent issued Series G Noncumulative Perpetual Preferred Stock and Series H Noncumulative Perpetual Preferred Stock and redeemed all outstanding shares of its Series C Noncumulative Perpetual Preferred Stock. See “Capital” for additional information on the Parent’s preferred stock activity and Note 15 of the Notes to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

The Bank of New York Mellon may issue notes and CDs. At Dec. 31, 2020 and Dec. 31, 2019 there were $100 million and $1.1 billion, respectively, of CDs outstanding. At Dec. 31, 2020 and Dec. 31, 2019, $30 million and $1.3 billion, respectively, of notes were outstanding.

The Bank of New York Mellon also issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. The average commercial paper outstanding was $1.1 billion for 2020 and $2.5 billion for 2019. There was no commercial paper outstanding at Dec. 31, 2020 and $4.0 billion at Dec. 31, 2019.

BNY Mellon 43

Results of Operations (continued)
Subsequent to Dec. 31, 2020, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $803 million, without the need for a regulatory waiver. In addition, at Dec. 31, 2020, non-bank subsidiaries of the Parent had liquid assets of approximately $1.6 billion. Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

Pershing LLC has uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. Pershing LLC has two separate uncommitted lines of credit amounting to $350 million in aggregate. Average borrowings under these lines were $1 million, in aggregate, in 2020. Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has two separate uncommitted lines of credit amounting to $250 million in aggregate. Average borrowings under these lines were $38 million, in aggregate, in 2020.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY Mellon’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash generating fee-based business model, with fee revenue representing 80% of total revenue in 2020, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 114.3% at Dec. 31, 2020 and 116.9% at Dec. 31, 2019, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2020, we paid $1.3 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 32% for 2020.

In 2020, we repurchased 21.8 million common shares at an average price of $45.42 per common share for a total cost of $989 million, nearly all of which were repurchased prior to the temporary suspension of share repurchases in March 2020.

See “Capital” for additional information on the limitations on common share repurchases and common stock dividends in 2020 and the modified restrictions applicable to the first quarter of 2021. Also see “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” for additional information related to the 2020 CCAR.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY Mellon’s consolidated HQLA at Dec. 31, 2020, and the average HQLA and average LCR for the fourth quarter of 2020.

Consolidated HQLA and LCR	Dec. 31, 2020
(dollars in billions)
Securities (a)	$122
Cash (b)	136
Total consolidated HQLA (c)	$258

Total consolidated HQLA – average (c)	$234
Average LCR	110%
(a)    Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereign securities, U.S. agency and investment-grade corporate debt.
(b)    Primarily includes cash on deposit with central banks.
(c)    Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $199 billion at Dec. 31, 2020 and averaged $173 billion for the fourth quarter of 2020.

BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout 2020.

44 BNY Mellon

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

Net cash provided by operating activities was $5.0 billion in 2020, compared with $96 million in 2019. In 2020, cash flows provided by operations primarily resulted from earnings. In 2019, cash flows provided by operations primarily resulted from earnings, partially offset by changes in trading assets and liabilities.

Net cash used for investing activities was $78.5 billion in 2020, compared with $10.5 billion in 2019. In 2020, net cash used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks and net increases in the available-for-sale and held-to-maturity securities portfolios. In 2019, net cash used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks, partially offset by changes in federal funds sold and securities purchased under resale agreements.

Net cash provided by financing activities was $75.5 billion in 2020, compared with $9.5 billion in 2019. In 2020, net cash provided by financing activity reflects changes in deposits. In 2019, net cash provided by financing activities primarily reflects changes in deposits, partially offset by repayments of long-term debt, common stock repurchases and changes in federal funds purchased and securities sold under repurchase agreements.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2020	2019
At Dec. 31:
BNY Mellon shareholders’ equity to total assets ratio	9.8%	10.9%
BNY Mellon common shareholders’ equity to total assets ratio	8.8%	9.9%
Total BNY Mellon shareholders’ equity	$45,801	$41,483
Total BNY Mellon common shareholders’ equity	$41,260	$37,941
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)	$22,563	$19,216
Book value per common share	$46.53	$42.12
Tangible book value per common share – Non-GAAP (a)	$25.44	$21.33
Closing stock price per common share	$42.44	$50.33
Market capitalization	$37,634	$45,331
Common shares outstanding	886,764	900,683

Full-year:
Average common equity to average assets	9.5%	10.8%
Cash dividends per common share	$1.24	$1.18
Common dividend payout ratio	32%	26%
Common dividend yield	2.9%	2.3%
(a)    See “Supplemental information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 110 for a reconciliation of GAAP to Non-GAAP.

The Bank of New York Mellon Corporation total shareholders’ equity increased to $45.8 billion at Dec. 31, 2020 from $41.5 billion at Dec. 31, 2019. The increase primarily reflects earnings, the issuance of preferred stock, the unrealized gain on assets available-for-sale and foreign currency translation, partially offset by dividend payments, common stock repurchases and the redemption of preferred stock.
In 2020, the Parent issued 1,000,000 depositary shares, each representing a 1/100th interest in a share of the Parent’s Series G Noncumulative Perpetual Preferred Stock and 582,500 depositary shares, each representing a 1/100th interest in a share of the Parent’s Series H Noncumulative Perpetual Preferred Stock. The Parent used the net proceeds of approximately $575 million from the sale of the

BNY Mellon 45

Results of Operations (continued)
depositary shares representing the Series H Noncumulative Perpetual Preferred Stock to redeem all outstanding shares of its Series C Noncumulative Perpetual Preferred Stock. See Note 15 of the Notes to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

The unrealized gain (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $1.5 billion at Dec. 31, 2020, compared with $361 million at Dec. 31, 2019. The increase in the unrealized gain, net of tax, was primarily driven by lower market interest rates.

We repurchased 21.8 million common shares at an average price of $45.42 per common share for a total of $989 million in 2020, nearly all of which were repurchased prior to the temporary suspension of share repurchases in March 2020.

In June 2020, the Federal Reserve announced that it would require participating CCAR firms, including us, to update and resubmit their capital plans and that, as a result, unless otherwise approved by the Federal Reserve, participating CCAR firms were not permitted, during the third quarter of 2020, to conduct open market common stock repurchases, to increase their common stock dividends or to pay common stock dividends that exceed average net income for the preceding four quarters. On Sept. 30, 2020, the Federal Reserve extended these limitations through the fourth quarter of 2020.

In December 2020, the Federal Reserve released the results of the second round of CCAR stress tests during 2020 and extended the restriction on common stock dividends and open market common share repurchases applicable to participating CCAR firms, including us, to the first quarter of 2021, with certain modifications. Under the modified restrictions, we are authorized to conduct open market common share repurchases in an amount up to approximately $625 million in the first quarter of 2021. See “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” for additional information related to the 2020 CCAR.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2020 and Dec. 31, 2019, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation – Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements” and “Risk Factors – Operational Risk – Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.”

The U.S. banking agencies’ capital rules are based on the framework adopted by the Basel Committee on Banking Supervision (“BCBS”), as amended from time to time. For additional information on these capital requirements, see “Supervision and Regulation.”

46 BNY Mellon

Results of Operations (continued)
The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2020					Dec. 31, 2019
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		13.1%	11.5%
Tier 1 capital ratio	6%		10		15.8	13.7
Total capital ratio	10		12		16.7	14.4
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		13.4%	12.5%
Tier 1 capital ratio	6%		10		16.1	14.8
Total capital ratio	10		12		17.1	15.8
Tier 1 leverage ratio	N/A	(c)	4		6.3	6.6
Supplementary leverage ratio (“SLR”) (d)(e)	N/A	(c)	5		8.6	6.1

The Bank of New York Mellon regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	6.5%		7%		17.1%	15.1%
Tier 1 capital ratio	8		8.5		17.1	15.1
Total capital ratio	10		10.5		17.3	15.2
Tier 1 leverage ratio	5		4		6.4	6.9
SLR (d)	6		3		8.5	6.4
(a)    Minimum requirements for Dec. 31, 2020 include minimum thresholds plus currently applicable buffers. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%. Effective Oct. 1, 2020, the SCB requirement is 2.5%, equal to the regulatory minimum, and replaces the current 2.5% capital conservation buffer for Standardized Approach capital ratios.
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
(d)    The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures. The SLR at Dec. 31, 2020 reflects the exclusion of certain central bank placements from total leverage exposure.
(e)    The consolidated SLR at Dec. 31, 2020 reflects the temporary exclusion of U.S. Treasury securities from total leverage exposure which increased our consolidated SLR by 72 basis points.

Our CET1 ratio determined under the Advanced Approaches was 13.1% at Dec. 31, 2020 and 11.5% at Dec. 31, 2019. The increase primarily reflects capital generated through earnings, unrealized gains on assets available-for-sale and foreign currency translation, partially offset by capital deployed through dividend payments and common stock repurchased, prior to the temporary suspension of share repurchases that began in March 2020, and higher RWAs.

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

BNY Mellon 47

Results of Operations (continued)
The following table presents our capital components and RWAs.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2020	2019
CET1:
Common shareholders’ equity	$41,260	$37,941
Adjustments for:
Goodwill and intangible assets (a)	(18,697)	(18,725)
Net pension fund assets	(319)	(272)
Equity method investments	(306)	(311)
Deferred tax assets	(54)	(46)
Other	(9)	(47)
Total CET1	21,875	18,540
Other Tier 1 capital:
Preferred stock	4,541	3,542
Other	(106)	(86)
Total Tier 1 capital	$26,310	$21,996
Tier 2 capital:
Subordinated debt	$1,248	$1,248
Allowance for credit losses	490	216
Other	(10)	(11)
Total Tier 2 capital – Standardized Approach	1,728	1,453
Excess of expected credit losses	247	—
Less: Allowance for credit losses	490	216
Total Tier 2 capital – Advanced Approaches	$1,485	$1,237
Total capital:
Standardized Approach	$28,038	$23,449
Advanced Approaches	$27,795	$23,233

Risk-weighted assets:
Standardized Approach	$163,848	$148,695
Advanced Approaches:
Credit Risk	$98,262	$95,490
Market Risk	4,226	4,020
Operational Risk	63,938	61,388
Total Advanced Approaches	$166,426	$160,898

Average assets for Tier 1 leverage ratio	$417,982	$334,869
Total leverage exposure for SLR	$304,823	$362,452
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax-deductible goodwill.
The table below presents the factors that impacted CET1 capital.

CET1 generation	2020
(in millions)
CET1 – Beginning of period	$18,540
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	3,423
Goodwill and intangible assets, net of related deferred tax liabilities	28
Gross CET1 generated	3,451
Capital deployed:
Common stock dividend payments	(1,117)
Common stock repurchases	(989)
Total capital deployed	(2,106)
Other comprehensive income:
Unrealized gain on assets available-for-sale	1,177
Foreign currency translation	506
Unrealized gain on cash flow hedges	5
Defined benefit plans	(30)
Other	(5)
Total other comprehensive income	1,653
Additional paid-in capital (a)	308
Other additions (deductions):
Net pension fund assets	(47)
Embedded goodwill	5
Deferred tax assets	(8)
Other	79
Total other additions	29
Net CET1 generated	3,335
CET1 – End of period	$21,875
(a)    Primarily related to stock awards, the exercise of stock options and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2020 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2020
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	6	bps	8	bps
Advanced Approaches	6		8

Tier 1 capital:
Standardized Approach	6		10
Advanced Approaches	6		10

Total capital:
Standardized Approach	6		11
Advanced Approaches	6		10

Tier 1 leverage	2		2

SLR	3		3

48 BNY Mellon

Results of Operations (continued)
Capital ratios vary depending on the size of the balance sheet at period-end and the levels and types of investments in assets. The balance sheet size fluctuates from period to period based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher. In addition, when markets experience significant volatility or stress, our balance sheet size may increase considerably as client deposit levels increase.

Effective April 1, 2020, custody banks, including BNY Mellon and The Bank of New York Mellon, are permitted to exclude certain central bank placements from total leverage exposure used in the SLR calculation. Also, effective April 1, 2020 and lasting through March 31, 2021, BHCs are permitted to temporarily exclude U.S. Treasury securities from total leverage exposure used in the SLR calculation. This temporary exclusion increased our consolidated SLR by 72 basis points at Dec. 31, 2020. See “Supervision and Regulation” for additional information.

Stress capital buffer

In August 2020, the Federal Reserve announced that BNY Mellon’s SCB requirement would be 2.5%, equal to the regulatory floor, effective as of Oct. 1, 2020. The SCB replaces the current 2.5% capital conservation buffer for Standardized Approach capital ratios for CCAR firms. The SCB does not apply to bank subsidiaries, which remain subject to the static 2.5% capital conservation buffer.

The SCB final rule generally eliminates the requirement for prior approval of common stock repurchases in excess of the distributions in a firm’s capital plan, provided that such distributions are consistent with applicable capital requirements and buffers, including the SCB. In conjunction with the release of the 2020 CCAR results, the Federal Reserve imposed restrictions on capital distributions as described earlier in “Capital” and “Supervision and Regulation.”

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

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2020
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	28.1%
As a percentage of total leverage exposure	7.5%	9.5%	15.4%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	11.7%
As a percentage of total leverage exposure	4.5%	N/A	6.4%
N/A – Not applicable.

If BNY Mellon maintains risk-based ratio or leverage TLAC measures above the minimum required level,

BNY Mellon 49

Results of Operations (continued)
but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income.

Issuer purchases of equity securities

Share repurchases – fourth quarter of 2020			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2020
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2020	17	$34.50	17	$4,450
November 2020	8	38.05	8	4,450
December 2020	3	41.50	3	4,449
Fourth quarter of 2020 (a)	28	$36.17	28	$4,449	(b)
(a)    Reflects shares repurchased from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock.
(b)    The Federal Reserve did not allow firms participating in CCAR to make open market common stock repurchases during the third or fourth quarter of 2020. We were permitted to continue to repurchase shares from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. See the discussion above for additional information about the distribution constraints during the third and fourth quarters of 2020 and first quarter of 2021. In December 2020, in connection with the Federal Reserve’s release of the second round of CCAR stress tests during 2020, we announced a share repurchase plan approved by our Board of Directors. This program provides for the repurchase of up to $4.451 billion from the third quarter of 2020 through the third quarter of 2021. Any repurchases during that period will be made in a manner consistent with any applicable distribution limitations imposed by the Federal Reserve. This new share repurchase plan replaces all previously authorized share repurchase plans.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions. The timing and exact amount of any common stock repurchases will depend on various factors, including market conditions and the common stock trading price; the Company’s capital position, liquidity and financial performance; alternative uses of capital; and legal and regulatory limitations and considerations.

Trading activities and risk management

Our trading activities are focused on acting as a market-maker for our customers, facilitating customer trades and risk-mitigating hedging in compliance with the Volcker Rule. The risk from market-making activities for customers is managed by our traders and limited in total exposure through a system of position limits, value-at-risk (“VaR”) methodology and other market sensitivity measures. VaR is the potential loss in value due to adverse market movements over a defined time horizon with a specified confidence level. The calculation of our VaR used by management and presented below assumes a one-day holding period, utilizes a 99% confidence level and incorporates non-linear product characteristics. VaR facilitates comparisons across portfolios of different risk characteristics. VaR also captures the diversification of aggregated risk at the firm-wide level.

VaR represents a key risk management measure and it is important to note the inherent limitations to VaR, which include:
•VaR does not estimate potential losses over longer time horizons where moves may be extreme;
•VaR does not take account of potential variability of market liquidity; and
•Previous moves in market risk factors may not produce accurate predictions of all future market moves.

See Note 23 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.
50 BNY Mellon

Results of Operations (continued)
The following tables indicate the calculated VaR amounts for the trading portfolio for the designated periods using the historical simulation VaR model.

VaR (a)	2020			Dec. 31, 2020
(in millions)	Average	Minimum	Maximum
Interest rate	$3.1	$1.7	$11.3	$1.8
Foreign exchange	2.9	1.7	6.3	3.0
Equity	0.6	—	2.3	0.7
Credit	2.7	1.2	12.1	2.1
Diversification	(4.8)	N/M	N/M	(3.7)
Overall portfolio	4.5	2.3	14.3	3.9

VaR (a)	2019			Dec. 31, 2019
(in millions)	Average	Minimum	Maximum
Interest rate	$4.3	$3.2	$7.3	$4.8
Foreign exchange	3.1	1.5	6.4	2.7
Equity	0.8	0.3	1.2	1.0
Credit	0.9	0.4	2.0	1.3
Diversification	(3.3)	N/M	N/M	(4.0)
Overall portfolio	5.8	3.9	9.5	5.8
(a)    VaR exposure does not include the impact of the Company’s consolidated investment management funds and seed capital investments.
N/M – Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a minimum and maximum portfolio diversification effect.

The interest rate component of VaR represents instruments whose values are predominantly driven by interest rate levels. These instruments include, but are not limited to, U.S. Treasury securities, swaps, swaptions, forward rate agreements, exchange-traded futures and options, and other interest rate derivative products.

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

During 2020, interest rate risk generated 33% of average gross VaR, foreign exchange risk generated 32% of average gross VaR, equity risk generated 6% of average gross VaR and credit risk generated 29% of average gross VaR. During 2020, our daily trading loss did not exceed our calculated VaR amount of the overall portfolio.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)	Quarter ended
(dollars in millions)	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	March 31, 2020	Dec. 31, 2019
Revenue range:	Number of days
Less than $(2.5)	2	4	6	—	3
$(2.5) – $0	12	10	12	3	5
$0 – $2.5	11	23	17	19	23
$2.5 – $5.0	26	16	15	19	24
More than $5.0	11	12	14	21	7
(a)    Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

BNY Mellon 51

Results of Operations (continued)
Trading assets include debt and equity instruments and derivative assets, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading assets were $15.3 billion at Dec. 31, 2020 and $13.6 billion at Dec. 31, 2019.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading liabilities were $6.0 billion at Dec. 31, 2020 and $4.8 billion at Dec. 31, 2019.

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

At Dec. 31, 2020, our OTC derivative assets, including those in hedging relationships, of $3.8 billion included a credit valuation adjustment (“CVA”) deduction of $34 million. Our OTC derivative liabilities, including those in hedging relationships, of $4.8 billion included a debit valuation adjustment (“DVA”) of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $5 million and the DVA was unchanged in 2020. The net impact of these adjustments increased foreign exchange and other trading revenue by $5 million in 2020. During 2020, no realized loss was charged off against CVA reserves.

At Dec. 31, 2019, our OTC derivative assets, including those in hedging relationships, of $3.2 billion included a CVA deduction of $24 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.8 billion included a DVA of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $4 million and the DVA was unchanged in 2019. The net impact of these adjustments increased foreign exchange and other trading revenue by $4 million in 2019. During 2019, no realized loss was charged off against CVA reserves.
The table below summarizes the distribution of credit ratings for our foreign exchange and interest rate derivative counterparties over the past five quarters, which indicates the level of counterparty credit associated with these trading activities. Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY Mellon.

Foreign exchange and other trading counterparty risk rating profile (a)	Quarter ended
	Dec. 31, 2020	Sept. 30, 2020	June 30, 2020	March 31, 2020	Dec. 31, 2019

Rating:
AAA to AA-	46%	54%	56%	56%	54%
A+ to A-	28	20	18	24	24
BBB+ to BBB-	18	17	18	14	17
BB+ and lower (b)	8	9	8	6	5
Total	100%	100%	100%	100%	100%
(a)    Represents credit rating agency equivalent of internal credit ratings.
(b)    Non-investment grade.

52 BNY Mellon

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

In the table below, we use the earnings simulation model to run various interest rate ramp scenarios from a baseline scenario. The interest rate ramp scenarios examine the impact of large interest rate movements. In each scenario, all currencies’ interest rates are shifted higher or lower. Typically, the baseline scenario uses the average deposit balances of the last month of the quarter. However, during the month of December 2020, we experienced a significant increase in deposits and a corresponding increase in central bank placements. To normalize the analysis, we used the fourth quarter 2020 average for these balances. The 100 basis point ramp scenario assumes rates change 25 basis points above or below the yield curve in each of the next four quarters and the 200 basis point ramp scenario assumes a 50 basis point per quarter change. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period. The net interest revenue sensitivity methodology assumes static deposit levels and also assumes that no management actions will be taken to mitigate the effects of interest rate changes.

The following table shows net interest revenue sensitivity for BNY Mellon.

Estimated changes in net interest revenue (in millions)	Dec. 31, 2020	Sept. 30, 2020	Dec. 31, 2019
Up 200 bps parallel rate ramp vs. baseline (a)	$826	$608	$195
Up 100 bps parallel rate ramp vs. baseline (a)	449	343	79
Down 100 bps parallel rate ramp vs. baseline (a)	411	418	(40)
Long-term up 50 bps, short-term unchanged (b)	125	144	110
Long-term down 50 bps, short-term unchanged (b)	(144)	(164)	(105)
(a)    In the parallel rate ramp, both short-term and long-term rates move in four equal quarterly increments.
(b)    Long-term is equal to or greater than one year.

The increases in the up 200 and up 100 basis point scenarios compared with Sept. 30, 2020 were driven by increased deposits.

The increases in the scenarios compared with Dec. 31, 2019 are primarily driven by increased deposit balances. In addition, the down 100 basis point scenario was impacted by a change in our deposit assumptions. Specifically, in 2020, we increased the amount of deposit balances to which we would pass through negative central bank rates in that scenario.

While the net interest revenue sensitivity scenarios calculations assume static deposit balances to facilitate consistent period-over-period comparisons, it is likely that a portion of the recent monetary policy-driven deposit inflows would run-off in rising rate environments, such as the up 100 bps and up 200 bps parallel ramps. Noninterest-bearing deposits are particularly sensitive to changes in short-term rates.

To illustrate the net interest revenue sensitivity to deposit runoff, we note that a $5 billion instantaneous reduction of U.S. dollar denominated noninterest-bearing deposits would reduce the net interest revenue sensitivity results in the ramp up 100 basis point and 200 basis point scenarios in the table above by approximately $30 million and approximately $65 million, respectively. The impact would be smaller if the runoff was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

For a discussion of factors impacting the growth or contraction of deposits, see “Risk Factors – Our business, financial condition and results of operations

BNY Mellon 53

Results of Operations (continued)
could be adversely affected if we do not effectively manage our liquidity.”

We also project future cash flows from our assets and liabilities over a long-term horizon and then discount these cash flows using instantaneous parallel shocks to prevailing interest rates. This measure reflects the structural balance sheet interest rate sensitivity by discounting all future cash flows. The aggregation of these discounted cash flows is the economic value of equity (“EVE”). The following table shows how EVE would change in response to changes in interest rates.

Estimated changes in EVE	Dec. 31, 2020

Rate change:
Up 200 bps vs. baseline	(9.2)%
Up 100 bps vs. baseline	(4.0)%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2020, net investments in foreign operations totaled $15 billion and were spread across 17 foreign currencies.

54 BNY Mellon

Risk Management
Overview

BNY Mellon plays a vital role in the global financial markets, and effective risk management is critical to our success. Risk management begins with a strong risk culture, and we reinforce our culture through policies and the Code of Conduct, which are grounded in our core values of passion for excellence, integrity, strength in diversity and courage to lead.

These values are critical to our success. They not only explain what we stand for and our shared culture, but also help us to think and act globally. They serve as a representation of the promises we have made to our clients, communities, shareholders and each other.

BNY Mellon’s Risk Identification process is the foundation for understanding and managing risk across our six primary risk categories: Operational Risk, Market Risk, Credit Risk, Liquidity Risk, Model Risk and Strategic Risk. Each business and corporate staff area is responsible for the identification of risks. Quarterly, the Company’s risks are aggregated, reviewed and evaluated to determine the set of risks most material to BNY Mellon. Outputs from the Risk Identification process inform elements of our risk framework such as our Risk Appetite, Enterprise-wide Stress Testing and Capital Planning.

BNY Mellon’s Risk Appetite expresses the aggregate level of risk we are willing to assume to meet our objectives in a manner that balances risk and reward while considering our risk capacity and maintaining a balance sheet that remains resilient throughout market cycles. This guides BNY Mellon’s risk-taking activities and informs key decision-making processes, including the manner by which we pursue our business strategy and the methods by which we manage risk. The Risk Appetite Statement and associated key risk metrics to monitor our risk profile are updated and approved by the Risk Committee of the Board at least annually.

BNY Mellon conducts Enterprise-wide Stress Testing as part of its Internal Capital Adequacy Assessment Process in accordance with CCAR, and as required by the enhanced prudential standards issued pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Enterprise-wide Stress Testing considers the Company’s lines of business, products, geographic areas and risk types incorporating the results from underlying models and projections for a range of stress scenarios. Additional details on Capital Planning and Stress Testing are included in “Supervision and Regulation.”

Three Lines of Defense

BNY Mellon’s Three Lines of Defense model is a critical component of our risk management framework to clarify roles and responsibilities across the organization.

BNY Mellon’s first line of defense includes senior management and business and corporate staff, excluding management and employees in Risk Management, Compliance and Internal Audit. Senior management in the first line is responsible for maintaining and implementing an effective risk management framework and ensuring BNY Mellon appropriately manages risk consistent with its strategy and risk tolerance, including establishing clear responsibilities and accountability for the identification, measurement, management and control of risk.

Risk & Compliance is the independent second line of defense. It is responsible for establishing a framework that outlines expectations and provides guidance for the effective management of risk at BNY Mellon while also independently testing, reviewing and challenging the first line. Risk & Compliance provides independent oversight of risk management and compliance across three views – lines of business; regions and legal entities; and enterprise-wide risk or compliance disciplines which apply consistent standards for each risk or compliance type or topic across the firm.

The Chief Risk Officer has reporting lines to both the Chief Executive Officer and the Risk Committee of the Company’s Board of Directors.

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

BNY Mellon 55

Risk Management (continued)
Governance

BNY Mellon’s management is responsible for execution of the Company’s risk management framework and the governance structure that supports it, with oversight provided by BNY Mellon’s Board of Directors through two key Board committees: the Risk Committee and the Audit Committee.

A summary of the governance structure is provided below.

Risk Committee of the Board of Directors		Audit Committee of the Board of Directors

Senior Risk & Control Committee (“SRCC”)

Anti-Money Laundering Oversight Committee	APAC SRCC	Asset Liability Committee	Balance Sheet Risk Committee

Consumer Compliance Committee	Credit Portfolio Management Committees	EMEA SRCC	Enterprise Model Risk Committee

Enterprise Program Management Committee	Operational Risk Committee	Pershing Senior Risk and Control Committee	Product Approval and Review Committee

Resolvability Steering Committee	Strategic Risk Committee	Technology Risk Committee	Third-Party Risk Management Committee

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

The SRCC is the most senior risk governance group at the Company and is responsible for oversight of all Risk Management, Compliance & Ethics activities and processes, including the Enterprise Risk Management Framework. The committee is chaired by the Chief Risk Officer and its members include the Chief Executive Officer, Chief Financial Officer and General Counsel.

The SRCC has 16 sub-committees:
•Anti-Money Laundering Oversight Committee: Responsible for coordinating the Company’s compliance with AML laws and regulations and enforcing the Company’s AML Program.
•APAC Senior Risk & Control Committee : The most senior risk governance group for the region with oversight responsibility for risk and control matters.
•Asset Liability Committee: The Asset Liability Committee (“ALCO”) is the senior management

56 BNY Mellon

Risk Management (continued)
committee responsible for balance sheet oversight, including capital, liquidity and interest rate risk management.
•Balance Sheet Risk Committee (the “BSRC”): Reviews and enforces balance sheet risk management frameworks associated with the assets, liabilities and capital of the Company. The BSRC reviews the adequacy of associated controls and processes, monitors risk management in the context of risk appetite, and approves related policy documents.
•Consumer Compliance Committee: Provides oversight for the BNY Mellon Consumer Compliance Management Program and confirms that businesses maintain appropriate processes to comply with applicable laws, regulations and company policies.
•Credit Portfolio Management Committees: Six Portfolio Management Committees, governed by the same charter and rules, manage, monitor and review one of Credit Risk’s primary portfolio segments, including underwriting criteria, portfolio limits and composition, concentration, credit strategy, quality and exposure.
•EMEA Senior Risk & Control Committee: The most senior risk governance group for the region with oversight responsibility for risk and control matters.
•Enterprise Model Risk Committee: Communicates an aggregate view of model risk to the SRCC and the Board. Establishes policy and serves as an escalation point for key decisions on models.
•Enterprise Program Management Committee: Primary corporate governance and oversight body for regulatory, business risk and control programs that are not otherwise reviewed at the Technology Oversight Committee meetings.
•Operational Risk Committee: Oversees the operational risk framework and policies, reviews and monitors program outputs and metrics, monitors resolution of significant operational risk matters, including changes to the risk and control environment, and escalates concerns to the SRCC.
•Pershing Senior Risk and Control Committee: The most senior risk governance group for Pershing with oversight responsibility for risk and control matters.
•Product Approval and Review Committee: Responsible for reviewing and approving proposals to introduce new and modify or retire existing products.
•Resolvability Steering Committee: Oversees recovery and resolution planning, including but not limited to the project governance and oversight framework for all recovery and resolution planning requirements in relevant jurisdictions where BNY Mellon operates.
•Strategic Risk Committee: Considers for approval proposals for major strategic initiatives significantly impacting the risk profile of the Company, including but not limited to acquisitions, material changes to existing products, material new products, significant business process changes and complex transactions.
•Technology Risk Committee: Oversees the review and assessment of technology risk and control issues observed from existing business practices or activities, or arising from new business practices or activities in our various lines of business and supporting operations so as to assist business management and corporate staff in managing and monitoring technology risk and control issues.
•Third-Party Risk Management Committee: Oversees the identification and management of third-party risk exposures across the enterprise, driving business ownership and accountability of third-party risk exposures and challenging risk management strategies.

BNY Mellon 57

Risk Management (continued)
Risk Types Overview

The understanding, identification, measurement and mitigation of risk are essential elements for the successful management of BNY Mellon. Our primary risk categories are:

Type of risk	Description
Operational	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes compliance and technology risks.
Market	The risk of financial loss, including losses to earnings and the erosion of capital, resulting from movements in market risk factors. Market risk factors include, but are not limited to, interest rates, credit spreads, foreign exchange rates, commodity and equity prices, market liquidity and mortgage pre-payment speeds.
Credit	The risk of loss if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk is resident in the majority of our assets, but primarily concentrated in the loan and securities books, as well as off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.
Liquidity	The risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from the inability to convert assets to cash, the inability to raise cash in the markets, deposit run-off or contingent liquidity events.
Model	The potential loss arising from incorrectly designing / applying an estimation approach or inaccuracies caused by market, credit or liquidity stress.
Strategic	The risk arising from adverse business decisions, poor implementation of business decisions or lack of responsiveness to changes in the financial industry and operating environment. Strategic and/or business risks may also arise from the acceptance of new businesses, the introduction or modification of products, strategic finance and risk management decisions, business process changes, complex transactions, acquisitions/divestitures/joint ventures and major capital expenditures/investments.

Operational Risk

In providing a comprehensive array of products and services, we are exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside BNY Mellon or business interruption due to system failures or other events. Operational risk may also include breaches of our technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyberattacks. Operational risk also includes potential legal or regulatory actions that could arise. In the case of an operational event, we could suffer financial losses as well as reputational damage.

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

The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:

•Accountability of Businesses – Business managers are responsible for maintaining an effective system of internal controls commensurate with their risk profiles and in accordance with BNY Mellon policies and procedures.
•Corporate Operational Risk Management is the independent second line function responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the Operational Risk Management Framework are to promote effective risk management, identify emerging risks and drive continuous improvement in controls and to optimize capital.
•Technology risk is a subset of operational risk. Technology Risk Management is the independent

58 BNY Mellon

Risk Management (continued)
operational risk management function that drives the development of global technology policies, controls and methods for assessing, measuring and monitoring information and technology risk for BNY Mellon. Technology Risk Management partners with the businesses to drive better understanding and a more accurate assessment of operational risks that can occur from technology operations.
•Operational resiliency is a top priority for the Company. Foundational to our enterprise resiliency strategy is the Business Services Framework, governed by the Enterprise Resiliency Office, with second line oversight from Resiliency Risk Management. Business management is accountable for maintaining effective resiliency capabilities under this framework, while Technology and Operations are responsible for successful execution in coordination with the business. Elements of the resiliency strategy include the Business Services Framework, IT Asset Management, Application transformation and Mainframe modernization, as well as Disaster Recovery Testing and Business Continuity capabilities. We are also focused on the resiliency capabilities of our most important service providers. These capabilities are intended to enable the Company to deliver services to our clients, to prevent, respond to and recover from business disruptions and threats, and embed governance and management in order to prioritize delivery of critical assets and mitigate financial, operational, business, cyber and technological risks.

We have also established procedures that are designed to ensure compliance with generally accepted conduct, ethics and business practices, which are defined in our corporate policies. These include training programs, such as for our “Code of Conduct” and “Know Your Customer” programs, and compliance training programs, such as those regarding information protection and suspicious activity reporting.

Market Risk

Our business activity tends to minimize outright our direct exposure to market risk, with such risk primarily limited to market volatility from trading activity in support of clients. More significant direct market risk is assumed in the form of interest rate and credit spread risk within the investment portfolio both as a means for forward asset/liability management and net interest revenue generation, and also through the interest rate risk associated with BNY Mellon’s balance sheet position which is sensitive to adverse movements in interest rates.

The Company has indirect market risk exposure associated with the change in the value of financial collateral underlying securities financing and derivatives positions. The Collateral Margin Review Committee reviews and approves the standards for collateral received or paid in respect of collateralized derivative agreements and securities financing transactions.

Oversight of market risk is performed by the SRCC and the BSRC and through executive review meetings. Stress tests results for the trading portfolio are reviewed during the Markets Weekly Risk meeting, which is attended by senior managers from Risk Management, Finance and Sales and Trading. Oversight of the risk management framework associated with the Corporate Treasury and Portfolio Management functions is performed by the BSRC. Detailed aspects of this oversight are conducted by the Treasury Risk Committee, a subcommittee of the BSRC.

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

BNY Mellon 59

Risk Management (continued)
quality of the counterparty. For credit exposures driven by changing market rates and prices, exposure measures include an add-on for such potential changes.

We manage credit risk exposure at a counterparty, industry, country and portfolio level. Credit risk at the counterparty exposure level is managed through our credit approval system and involves four approval levels up to and including the Chief Risk Officer of the Company. The requisite approvals are based upon the size and relative risk of the aggregate exposure under consideration. The Credit Risk Group is responsible for approving the size, terms and maturity of all credit exposures, as well as the ongoing monitoring of the creditworthiness of the counterparty. In addition, it is responsible for assigning and maintaining the internal risk ratings on each exposure.

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

The Risk and Compliance Modeling and Analytics Group is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss. These methodologies and input estimates are regularly evaluated to ensure their appropriateness and accuracy. As new techniques and data become available, the Risk and Compliance Modeling and Analytics Group attempts to incorporate, where appropriate, those techniques or data.

BNY Mellon seeks to limit both on- and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review Group, which is an independent group within Internal Audit, made up of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

Liquidity Risk

Adequate liquidity is vital to BNY Mellon’s ability to process payments as well as settle and clear transactions on behalf of clients. The Company’s liquidity position can be affected by multiple factors, including funding mismatches, market conditions that impact our ability to convert our investment portfolio to cash, inability to issue debt or roll over funding, run-off of core deposits, and contingent liquidity events such as additional collateral posting requirements. Additionally, a downgrade in our credit rating can not only lead to deposit outflows, which is a major source of our funding, but also increase our margin requirements on secured transactions and have a broader adverse impact on our overall brand that may further impair our ability to refinance maturing liabilities. Changes in economic conditions or exposure to other risks can also affect our liquidity.

ALCO is responsible for appropriately executing Board-approved strategies, policies and procedures for managing liquidity. Senior management is responsible for regularly reporting the liquidity position of the Company to the Board of Directors. The Board of Directors approves liquidity risk tolerance and is responsible for oversight of liquidity risk management of the Company. The BSRC provides governance over independent Risk oversight of liquidity risks associated with assets and liabilities, and establishes related control frameworks. The Treasury Risk Committee, which is chaired by independent risk management, validates and approves internal stress testing methodologies and assumptions, and an independent Liquidity Risk function is responsible for providing ongoing review and oversight of liquidity risk management.

60 BNY Mellon

Risk Management (continued)
BNY Mellon actively manages and monitors its cash position, quality of the investment portfolio, intraday liquidity positions and potential liquidity needs in order to support the timely payment and settlement of obligations under both normal and stressed conditions. The Company adheres to a range of stress testing measures to maintain sufficient liquidity relative to risk appetite, including the Liquidity Coverage Ratio and Internal Liquidity Stress Testing.

Model Risk

Models create the infrastructure for managing risk. Among their multiple functions, models help us value securities, rate the credit quality of obligors, establish capital needs and monitor liquidity trends. Model risk incidents could result from faulty design, misuse, or environmental conditions that invalidate our assumptions or otherwise make the model unfit for purpose. When this happens, the Company could be exposed to losses and other adverse consequences resulting from operational, market, credit and liquidity risk, as well as reputational harm. We aim to maintain a low-risk environment.

BNY Mellon’s processes are designed to identify the conditions under which model risk incidents will occur and to establish controls that are designed to minimize or prevent loss in the event of a model risk incident. These processes include enforcement of standards for developing models, a process to validate new models and review the changes to existing models, as well as monitoring of performance throughout a model’s life.

The Enterprise Model Risk Committee, which is chaired by independent risk management, is responsible for executing Board-approved strategies, policies, and procedures for managing models. Senior management is responsible for regularly reporting on the Company’s modeling infrastructure to the Risk Committee of the Board of Directors. The Board of Directors approves risk tolerances and is responsible for oversight.
When monitoring model risk, we evaluate multiple dimensions including the quality of design, the robustness of controls, and indications of underperformance. Based on these measures, we create an overall metric that is intended to measure the health of the Company’s modeling environment and set thresholds around it. This allows us to manage model risk, not only at the level of the individual model, but also in aggregate, across all the Company’s businesses.

Strategic Risk

Our strategy includes, but is not limited to, improving organic growth across our businesses, driving quality solutions and operating efficiencies, and expanding technology-enabled solutions. Successful realization of our strategy requires that we provide expertise and insight through market-leading solutions that drive economies of scale and attract, develop and retain highly talented people capable of executing our strategy, while protecting our sound and stable financial profile. We must understand and meet market and client expectations with suitable products and offerings that are financially viable and scalable and that integrate into our business model. Failure to do so could impact both our growth strategy and our ability to service our existing clients, resulting in potential financial loss or litigation.

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

BNY Mellon 61

Supervision and Regulation
Evolving Regulatory Environment

BNY Mellon engages in banking, investment advisory and other financial activities in the U.S. and 34 other countries, and is subject to extensive regulation in the jurisdictions in which it operates. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our shareholders or non-depositor creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. The impact of certain other laws and regulations, such as tax law, is discussed elsewhere in this Annual Report. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

The financial services industry has been the subject of enhanced regulatory oversight in the past decade globally, and this enhanced oversight environment is likely to continue in the future. Our businesses have been subject to a significant number of global reform measures.

Political developments have resulted and may continue to result in legislative and regulatory changes to key aspects of the Dodd-Frank Act and its implementing regulations.

Pandemic-Related Measures

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”)

On March 27, 2020, the CARES Act was enacted. The CARES Act provides economic stimulus and emergency relief to address the effects of the coronavirus pandemic. The CARES Act permits financial institutions, subject to certain conditions, to elect to temporarily suspend (i) U.S. GAAP requirements with respect to loan modifications related to the coronavirus pandemic that would otherwise be treated as troubled debt restructurings (“TDRs”) and (ii) any determination that a loan modified as a result of the coronavirus pandemic is a
TDR. These relief measures were extended until the earlier of 60 days after the national emergency termination date or Jan. 1, 2022. For more information regarding how the Company elected to apply these relief measures see “Note 1 of the Notes to Consolidated Financial Statements – Troubled debt restructurings/loan modifications.”

Money Market Mutual Fund Liquidity Facility

On March 18, 2020, the Federal Reserve announced the establishment of the MMLF, which is designed to provide indirect liquidity to money market mutual funds (“MMMFs”) so that such MMMFs can meet the demands for redemptions by households and businesses. Under the terms of the MMLF, the Federal Reserve Bank of Boston may make loans to U.S. depository institutions, BHCs and their U.S. broker-dealer subsidiaries and other eligible financial institutions (“borrowers”) subject to certain terms and conditions. Among other terms and conditions, such loans must be secured by certain high-quality short-dated debt instruments purchased by the borrowers from qualifying MMMFs promptly before the loans are extended. The MMLF’s termination date has been extended until March 31, 2021.

Capital, Liquidity and Total Loss-Absorbing Capacity Relief

During the course of 2020, the banking regulators took a series of regulatory actions to encourage banks to deploy capital and liquidity to support businesses and individuals affected by the pandemic. In March, the Federal Reserve issued a statement encouraging banking organizations to use their capital and liquidity buffers to support lending to individuals and businesses affected by the coronavirus pandemic. To facilitate banking organizations’ use of the buffers, the Federal Reserve, the Federal Deposit Insurance Corporation (“FDIC”) and the Office of the Comptroller of the Currency (“OCC”) (together the “Agencies”) issued an interim final rule revising the definition of “eligible retained income” which was finalized in August 2020. To the extent a banking organization’s capital buffer is less than 100%, its distributions and discretionary bonus payments are constrained by the amount of the shortfall and its eligible retained income. The definition of eligible retained income, as previously defined, created the potential for sudden and severe limitations on capital distributions. Under the final rule, eligible retained income is defined as the greater of (i) a banking

62 BNY Mellon

Supervision and Regulation (continued)
organization’s net income for the four preceding calendar quarters, net of any distributions and associated tax effects not already reflected in net income, and (ii) the average of a banking organization’s net income over the preceding four quarters. The Federal Reserve made corresponding changes to the definition of “eligible retained income” in the TLAC buffer requirements.

In March 2020, the Agencies issued an interim final rule to exclude non-recourse exposures acquired as part of the MMLF from a banking organization’s total leverage exposure, average total consolidated assets, Advanced Approaches total RWAs and Standardized total RWAs. The rule was finalized in September 2020. The relief applies to assets purchased beginning on March 19, 2020, including assets purchased by BNY Mellon and pledged as eligible collateral in connection with BNY Mellon’s participation in the MMLF. In addition, in May 2020, the Agencies issued an interim final rule to neutralize the LCR effects of the advances made by the MMLF and the exposures securing MMLF advances, which was finalized in September.

Also in March 2020, the Agencies issued an interim final rule permitting banking organizations to temporarily delay the estimated effects of the Current Expected Credit Loss (“CECL”) accounting standard on regulatory capital until Jan. 1, 2022 and then to phase-in those effects through Jan. 1, 2025. The rule was finalized in August 2020. Under the final rule, during 2020 and 2021, the adjustment to CET1 capital reflects the change in retained earnings upon adoption of CECL at Jan. 1, 2020 plus 25% of the increase in the allowance for credit losses since Jan. 1, 2020. BNY Mellon did not elect to apply this rule. See Notes 2 and 5 of the Notes to Consolidated Financial Statements for additional information on the impact of the adoption of CECL and the change in the allowance for credit losses during 2020.

On April 1, 2020, the Federal Reserve issued an interim final rule to temporarily exclude from the calculation of the SLR of BHCs, such as the Parent, on-balance sheet amounts of U.S. Treasury securities and deposits at Federal Reserve Banks beginning with the second quarter of 2020. The interim final rule will remain in effect through March 31, 2021. See “Capital” for additional information.
Enhanced Prudential Standards

The Federal Reserve has adopted rules (“SIFI Rules”) to implement liquidity requirements, capital stress testing and overall risk management requirements affecting U.S. systemically important financial institutions (“SIFIs”). BNY Mellon must comply with enhanced liquidity and overall risk management standards, which include maintenance of a buffer of highly liquid assets based on projected funding needs for 30 days. The liquidity buffer is in addition to the rules regarding the LCR and net stable funding ratio (“NSFR”), discussed below, and is described by the Federal Reserve as being “complementary” to these liquidity standards.

Single Counterparty Credit Limits

On June 14, 2018, the Federal Reserve approved a final rule imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY Mellon, that are G-SIBs. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities. The rule became applicable to BNY Mellon on Jan. 1, 2020.

The final rule established two primary credit exposure limits: (i) a covered domestic BHC may not have aggregate net credit exposure to any unaffiliated counterparty in excess of 25% of its Tier 1 capital; and (ii) a U.S. G-SIB is further prohibited from having aggregate net credit exposure in excess of 15% of its Tier 1 capital to any “major counterparty” (defined as a G-SIB or a nonbank SIFI).

BNY Mellon has been in compliance with the two primary exposure limits since the Jan. 1, 2020 effective date based on the daily monitoring process we have established. The final rule provides a cure period of 90 days (or, with prior notice from the Federal Reserve, a longer or shorter period) for breaches of the SCCL rule. During the cure period, a company may not engage in additional credit transactions with the particular counterparty unless the company has obtained a temporary credit exposure limit increase from the Federal Reserve.

BNY Mellon 63

Supervision and Regulation (continued)
Capital Planning and Stress Testing

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its banks and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including its obligations with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors. Various federal and state laws and regulations limit the amount of dividends that may be paid to the Parent by our U.S. bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The Agencies have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the Federal Deposit Insurance Act, as amended (the “FDI Act”), an insured depository institution (“IDI”) may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the Agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

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

BNY Mellon’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s CCAR, implementing its capital plan rule. That rule requires BNY Mellon to submit annually a capital plan to the Federal Reserve. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plan. Generally, BNY Mellon and other affected BHCs pay dividends, repurchase stock and make other capital distributions in accordance with a capital plan that has been reviewed by the Federal Reserve.

On March 4, 2020, the Federal Reserve finalized an SCB rule, which made changes to the capital plan rule. The SCB rule eliminated the quantitative grounds for objection to a firm’s CCAR capital plan and introduced an SCB that became part of quarterly capital requirements of CCAR firms on Oct. 1, 2020. The final rule replaced the 2.5% capital conservation buffer with an SCB requirement for capital ratios under the U.S. capital rules’ standardized approach risk-weightings framework (“Standardized Approach”) that is based on the largest projected decrease in a firm’s CET1 ratio in the nine-quarter CCAR supervisory severely adverse scenario plus four quarters of planned common stock dividends as percentage of RWAs. The SCB is subject to a 2.5% floor. Each CCAR firm, including BNY Mellon, will be notified of its SCB by June 30, and the SCB will become effective on October 1 of the applicable calendar year. In August 2020, the Federal Reserve announced BNY Mellon’s SCB requirement of 2.5%, which equals the regulatory floor. The SCB rule

64 BNY Mellon

Supervision and Regulation (continued)
requires that firms reduce their planned capital actions if those distributions would cause the firm to fall below applicable buffer requirements based on the firm’s own baseline scenario projections and allows firms to increase certain planned capital distributions if they are forecasted to be above capital buffer constraints. The SCB rule also eliminates the requirement for prior approval of capital distributions in excess of the distributions in a firm’s capital plan, provided that such distributions do not cause a breach of the firm’s capital ratios, including applicable buffers. In addition, the SCB rule provides that a firm must receive prior approval for any dividend, stock repurchase or other capital distribution, other than a capital distribution on a newly issued capital instrument, if a firm is required to resubmit its capital plan. See “Capital” for information about our 2020 capital plan.

In light of the changes in the financial markets and the economy as a result of the pandemic, the Federal Reserve required that all banking institutions subject to CCAR, including BNY Mellon, resubmit their capital plans by Nov. 2, 2020. The Federal Reserve has stated that it expects to conclude the review of the resubmitted capital plans in early 2021.

In addition, for the third and fourth quarters of 2020, the Federal Reserve permitted all CCAR firms, including BNY Mellon, only to repurchase stock in connection with employee benefit plans; pay common stock dividends that did not exceed an amount equal to the average of the Company’s net income for the four preceding calendar quarters, provided that the common stock dividend was not increased; and make scheduled payments on additional Tier 1 and Tier 2 capital instruments. For the first quarter of 2021, the Federal Reserve has generally authorized CCAR firms, including BNY Mellon, to repurchase stock in connection with employee benefit plans; pay common stock dividends that do not exceed the amount paid in the second quarter of 2020; pay dividends and make share repurchases that, in the aggregate, do not exceed an amount equal to the firm’s average net income for the four preceding quarters; and redeem and make scheduled payments on additional Tier 1 and Tier 2 capital instruments.

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary Dodd-Frank Act Stress Tests
(“DFAST”). The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, as revised in 2019 pursuant to the Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Reform Act”), we are required to undergo an annual regulatory stress test conducted by the Federal Reserve. We are also required to conduct an annual company-run stress test. In addition, The Bank of New York Mellon is required to conduct an annual company-run stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). Results from our annual company-run stress tests are reported to the appropriate regulators and published.

In connection with the 2020 annual stress test exercise, the Federal Reserve conducted sensitivity analyses to assess additional risks posed by the pandemic and conducted a second stress test exercise in the fourth quarter of 2020. The Federal Reserve published the results of its initial 2020 stress test, including the additional sensitivity analyses, on June 25, 2020 and published the results of the fourth-quarter stress test on Dec. 18, 2020. We published the results of our most recent annual company-run stress test on June 25, 2020.

Capital Requirements – Generally

As a BHC, we are subject to U.S. capital rules, administered by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC, in the case of our national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association. These requirements are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet exposures.

Notwithstanding the detailed U.S. capital rules, the federal banking agencies retain significant discretion to set higher capital requirements for categories of BHCs or banks or for an individual BHC or bank as situations warrant.

BNY Mellon 65

Supervision and Regulation (continued)
U.S. Capital Rules – Minimum Risk-Based Capital Ratios and Capital Buffers

The U.S. capital rules require banking organizations subject to the advanced approaches risk-weighting framework (the “Advanced Approaches”), such as BNY Mellon, to satisfy minimum risk-based capital ratios using both the Standardized Approach and the Advanced Approaches. See “Capital” for details on these requirements. In addition, for CCAR firms, these minimum ratios are supplemented by (i) the SCB (which, for BNY Mellon, is 2.5%, as noted), in the case of a firm’s Standardized Approach capital ratios, and (ii) a capital conservation buffer of 2.5%, in the case of a firm’s Advanced Approaches capital ratios. The capital conservation buffer can only be satisfied with CET1 capital.

When systemic vulnerabilities are meaningfully above normal, the SCB and capital conservation buffer may be expanded up to an additional 2.5% through the imposition of a countercyclical capital buffer. For internationally active banks such as BNY Mellon, the countercyclical capital buffer required threshold is a weighted average of the countercyclical capital buffers deployed in each of the jurisdictions in which the bank has private sector credit exposures. The Federal Reserve, in consultation with the OCC and FDIC, has affirmed the current countercyclical capital buffer level for U.S. exposures of 0% and noted that any future modifications to the buffer would generally be subject to a 12-month phase-in period. Any countercyclical capital buffer required threshold arising from exposures outside the United States will also generally be subject to a 12-month phase-in period.

For G-SIBs, like BNY Mellon, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). The first method is based on the Basel Committee on Banking Supervision (“BCBS”) framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. The second method uses similar inputs, but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. The G-SIB surcharge applicable to BNY Mellon for 2020 was 1.5%.

U.S. Capital Rules – Deductions from and Adjustments to Capital Elements

The U.S. capital rules provide for a number of deductions from and adjustments to CET1 capital. These include, for example, providing that unrealized gains and losses on all available-for-sale debt securities may not be filtered out for regulatory capital purposes, and the requirement that deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1.

In addition, in October 2020, the Agencies finalized a rule that generally requires certain Advanced Approaches banking organizations, including BNY Mellon, to deduct from Tier 2 capital, subject to certain exceptions, direct, indirect and synthetic exposures to covered debt instruments, including TLAC instruments. The rule is effective on April 1, 2021. The impact of the final rule is not expected to be material to BNY Mellon.

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

U.S. Capital Rules – Standardized Approach

The Standardized Approach calculates risk-weighted assets in the denominator of capital ratios using a broad array of risk-weighting categories that are intended to be risk sensitive. The risk-weights for the Standardized Approach generally range from 0% to 1,250%. Higher risk-weights under the Standardized

66 BNY Mellon

Supervision and Regulation (continued)
Approach apply to a variety of exposures, including certain securitization exposures, equity exposures, claims on securities firms and exposures to counterparties on OTC derivatives.

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

The U.S. G-SIBs (including BNY Mellon) are subject to an enhanced SLR, which requires us to maintain an SLR of greater than 5% (composed of the current minimum requirement of 3% plus a greater than 2% buffer) and requires bank subsidiaries of those BHCs to maintain at least a 6% SLR in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below. At Dec. 31, 2020, our SLR was 8.6% and the SLR for our primary banking subsidiary, The Bank of New York Mellon, was 8.5%.

Pursuant to the Reform Act, on Nov.19, 2019, the Agencies finalized a rule to exclude certain central bank deposits from the total leverage exposure, the SLR denominator, and related TLAC and LTD measures of custody banks, including BNY Mellon and The Bank of New York Mellon. Under the final rule, qualifying central banks include a Federal Reserve Bank, the European Central Bank or a central bank of a member country of the Organisation for Economic Co-operation and Development (“OECD”), provided that an exposure to the OECD member country receives a zero percent risk-weighting and the sovereign debt of such country is not, and has not been, in default in the past five years. The central bank deposit exclusion from the SLR denominator equals the average daily balance over the applicable quarter of all deposits placed with a qualifying central bank up to an amount equal to the on-balance sheet deposit liabilities that are linked to fiduciary or custodial and safekeeping accounts. The rule came into effect on April 1, 2020. See “Capital, Liquidity and TLAC relief” above for a discussion of temporary amendments to the SLR as part of the Federal Reserve pandemic-related actions.

On April 11, 2018, the Federal Reserve and the OCC issued a joint notice of proposed rule-making that would recalibrate the enhanced SLR standards that apply to U.S. G-SIBs and certain of their IDI subsidiaries. The proposed rule would replace the 2% SLR buffer that currently applies to all U.S. G-SIBs with a buffer equal to 50% of the firm’s risk-based G-SIB surcharge.

For IDI subsidiaries of U.S. G-SIBs regulated by the Federal Reserve or the OCC, the proposal would replace the current 6% SLR threshold requirement for those institutions to be considered “well capitalized” under the prompt corrective action framework with an SLR of at least 3% plus 50% of the G-SIB surcharge applicable to their top-tier holding companies. The proposed rule would also make corresponding changes to the TLAC SLR buffer and LTD requirements for U.S. G-SIBs. The Federal Reserve and OCC have not yet issued a final rule.

BCBS Revisions to Components of Basel III

In December 2017, the BCBS released revisions to Basel III intended to reduce variability of RWA and improve the comparability of banks’ risk-based capital ratios. Among other measures, the final revisions: (i) establish a revised Standardized

BNY Mellon 67

Supervision and Regulation (continued)
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

In January 2019, the BCBS released revised minimum capital requirements for market risk. While the U.S. regulators have implemented or issued proposals to implement certain aspects of these revised Basel standards, there is continuing uncertainty regarding the extent to which and manner in which the U.S. regulators will implement them.

Standardized Approach for Measuring Counterparty Credit Risk Exposures

On Nov. 19, 2019, the Agencies jointly issued a final rule, which amends the U.S. capital rules to implement a new approach for calculating the exposure amount for derivative contracts, which is called the Standardized Approach for Counterparty Credit Risk (“SA-CCR”). The final rule also incorporates SA-CCR into the determination of exposure amount of derivatives for total leverage exposure under the SLR and the cleared transaction framework under the U.S. capital rules. The mandatory compliance date of the SA-CCR rule for the Advanced Approaches firms is Jan. 1, 2022.

Total Loss-Absorbing Capacity

The Federal Reserve imposes external TLAC and related requirements for U.S. G-SIBs, including BNY Mellon, at the top-tier holding company.

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

U.S. G-SIBs are also required to maintain minimum external eligible LTD equal to the greater of (i) 6% of RWAs plus the G-SIB surcharge (calculated using the greater of method 1 and method 2), and (ii) 4.5% of total leverage exposure. In order to be deemed eligible LTD, debt instruments must, among other requirements, be unsecured, not be structured notes, and have a maturity of at least one year from the date of issuance. In addition, LTD issued on or after Dec. 31, 2016 must (i) not have acceleration rights, other than in the event of non-payment or the bankruptcy or insolvency of the issuer and (ii) be governed by U.S. law. However, debt issued by a U.S. G-SIB prior to Dec. 31, 2016 is permanently grandfathered to the extent these securities would be ineligible only due to containing impermissible acceleration rights or being governed by foreign law.

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

Foreign jurisdictions may impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The European Union’s Capital Requirements Regulation 2 (“CRR2”) requires EU material subsidiaries of non-EU G-SIBs (including BNY Mellon) to maintain a minimum level of internal loss absorbing capacity. The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) is considered an EU material subsidiary for purposes of this regulation and has an internal TLAC requirement.

Prompt Corrective Action

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the Agencies to take “prompt corrective action” in respect of depository institutions

68 BNY Mellon

Supervision and Regulation (continued)
that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions the less capital the institution holds. While these regulations apply only to banks, such as The Bank of New York Mellon and BNY Mellon, N.A., the Federal Reserve is authorized to take appropriate action against the parent BHC, such as the Parent, based on the under-capitalized status of any banking subsidiary. In certain circumstances, the Parent would be required to guarantee the performance of the capital restoration plan if one of our banking subsidiaries were undercapitalized.

The federal banking agencies’ prompt corrective action framework (“PCA rules”) contain “well capitalized” thresholds for IDIs. Under these rules, an IDI must have the capital ratios as detailed in the “Capital” disclosure in order to satisfy the quantitative ratio requirements to be deemed “well capitalized.”

Liquidity Standards – Basel III and U.S. Rules

BNY Mellon is subject to the U.S. LCR Rule, which is designed to ensure that BNY Mellon and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2020, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

On Oct. 20, 2020, the Agencies issued a final NSFR rule that implements a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY Mellon. Under the final rule, BNY Mellon’s NSFR will be expressed as a ratio of its available stable funding to its required stable funding amount, and BNY Mellon will be required to maintain an NSFR of 1.0. The effective date of the final NSFR rule is July 1, 2021, with the exception of certain disclosure requirements, which will begin to apply in 2023. BNY Mellon expects to be in compliance with the NSFR rule by the effective date.

Separately, as noted above, the SIFI Rules impose additional liquidity requirements for BHCs with $100 billion or more in total assets, including BNY Mellon, including an independent review of liquidity risk management; establishment of cash flow projections; a contingency funding plan, and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios.

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

The restrictions concerning proprietary trading contain limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain classes of exempted instruments, including government securities. Ownership interests in covered funds are generally limited to 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment. The aggregate value of all such ownership interests in covered funds is limited to 3% of the banking organization’s Tier 1 capital, and such interests are subject to a deduction from its Tier 1 capital. The 2019 amendments to the Volcker Rule (discussed below) remove the requirements that ownership interests in third-party covered funds held under the underwriting and market-making exemptions be subject to the aggregate limit and capital deduction, but preserve these requirements for ownership interests in covered funds sponsored or organized by BNY Mellon.

The Volcker Rule regulations also require us to develop and maintain a compliance program.

BNY Mellon 69

Supervision and Regulation (continued)
In 2019, the Agencies, the Commodity Futures Trading Commission (“CFTC”) and the Securities and Exchange Commission (the “SEC”) modified the regulations implementing the Volcker Rule. The most impactful aspects of the revisions with respect to BNY Mellon concern the compliance requirements applicable to institutions with moderate exposure to trading assets and trading liabilities, which are institutions with less than $20 billion and more than $1 billion of trading assets and trading liabilities. Specifically, among other revisions, such “moderate trading” banks are no longer required to file an annual CEO attestation and quantitative metrics. Furthermore, the comprehensive six-pillar compliance program associated with the Volcker Rule will no longer apply to “moderate trading” banks; rather, such banks are permitted to tailor their compliance programs to the size and nature of their activities. BNY Mellon is treated as a “moderate trading” bank under the revised Volcker Rule. The final revisions also clarified and amended certain definitions, requirements and exemptions. The mandatory compliance date of the final rule was Jan. 1, 2021.

On June 25, 2020, a second set of amendments to the Volcker Rule was released, which is principally focused on the restrictions on banking entities’ investments in, sponsorship of, and other relationships with covered funds. Generally, the changes establish new exclusions from the covered fund definition for certain types of investment vehicles, modify the eligibility criteria for certain existing exclusions, and clarify and modify other provisions with respect to investment in, sponsoring of and transactions with covered funds. The amendments became effective on Oct. 1, 2020.

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

In addition, because BNY Mellon is subject to supervision by the Federal Reserve, we must comply with the U.S. prudential margin rules for variation and initial margin with respect to its OTC swap transactions. Furthermore, various BNY Mellon subsidiaries are also subject to OTC derivatives regulation by local authorities in Europe and Asia.

SEC Rules on Mutual Funds

SEC regulations impose requirements on mutual funds, exchange-traded funds and other registered investment companies. Among other things, these rules require mutual funds (other than money market funds) to provide portfolio-wide and position-level holdings data to the SEC on a monthly basis.

The regulations also impose liquidity risk management requirements that are intended to reduce the risk that funds will not be able to meet shareholder redemptions and to minimize the impact of redemptions on remaining shareholders.

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

In October 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY Mellon, to file alternating full and more limited, targeted resolution plans every two years. BNY Mellon’s next targeted resolution plan is due on July 1, 2021, followed by a full resolution plan submission due on July 1, 2023. The final rule does not materially modify the components or informational requirements of full resolution plans.

If the Federal Reserve and FDIC jointly determine that our 165(d) resolution plan is not credible and we fail to address the deficiencies in a timely manner, the

70 BNY Mellon

Supervision and Regulation (continued)
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

BNY Mellon and the other U.S. G-SIBs are also subject to heightened supervisory expectations for recovery and resolution preparedness under Federal Reserve rules and guidance. The Federal Reserve incorporates reviews of our capabilities in respect of recovery and resolution preparedness as part of its ongoing supervision of BNY Mellon.

In the European Economic Area (“EEA”), the European Union Bank Recovery and Resolution Directive (“BRRD”) provides the legal framework for recovery and resolution planning, including a set of harmonized powers to resolve or implement recovery of in-scope institutions, such as EEA subsidiaries of non-EEA banks. BRRD gives relevant EEA regulators various powers, including (i) powers to intervene pre-resolution to require an institution to take remedial steps to avoid the need for resolution; (ii) resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); (iii) the power to require a firm to change its structure to remove impediments to resolvability; and (iv) powers to require in-scope institutions to prepare recovery plans. Under the
BRRD, resolution authorities (rather than the institutions themselves) are responsible for drawing up resolution plans based on information provided by relevant institutions.

Under BRRD, in-scope institutions are required to maintain a minimum requirement for own funds, (defined as regulatory capital), and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL is set on a case-by-case basis for each institution subject to BRRD. MREL applies to all EU-domiciled credit institutions and certain other firms subject to BRRD.

The Bank Resolution and Recovery Directive 2 (“BRRD2”) entered into force on June 27, 2019 and is being implemented in various phases between 2019 and 2024. Effective as of Dec. 28, 2020, BRRD2 amended BRRD moratorium tools and introduced an EU-wide requirement for contractual recognition of resolution stay powers.

Some jurisdictions, including the UK, already had a requirement for contractual recognition of resolution stay powers. While the UK was a member of the EU (and during the subsequent Brexit transition period, which ended on Dec. 31, 2020 (“Brexit Transition Period”)), the UK transposed most requirements of BRRD and BRRD2 in local legislation and regulation. Although we expect the UK’s recovery and resolution regime to remain broadly aligned with the EU regime in the short-term, it is now possible for the respective regimes to diverge over time.

Rules on Resolution Stays for Qualified Financial Contracts

The Agencies’ regulations require U.S. G-SIBs (and their subsidiaries and controlled entities) and the U.S. operations of foreign G-SIBs to amend their covered qualified financial contracts (“QFCs”), thereby facilitating the application of U.S. special resolution regimes as necessary.

The regulations allow these G-SIBs to comply by amending covered QFCs (with the consent of relevant counterparties) using the International Swaps and Derivatives Association (“ISDA”) 2018 U.S. Resolution Stay Protocol (the “Protocol”), ISDA 2015 Universal Stay Protocol or by executing appropriate bilateral amendments to the covered QFCs. BNY Mellon entities which have been confirmed to engage in covered QFC activities have

BNY Mellon 71

Supervision and Regulation (continued)
adhered to the Protocol and, where necessary, have executed bilateral amendments to cover QFCs.

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

In December 2020, the Agencies released a proposed rule regarding notification requirements for banking organizations related to significant computer security incidents. Under the proposal, a BHC, state member bank or national bank, including BNY Mellon, The Bank of New York Mellon and BNY Mellon, N.A., would be required to notify the Federal Reserve or OCC, as applicable, within 36 hours of incidents that could result in the banking organization’s inability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector.

Insolvency of an Insured Depository Institution or a Bank Holding Company; Orderly Liquidation Authority

If the FDIC is appointed as conservator or receiver for an IDI such as The Bank of New York Mellon or BNY Mellon, N.A., upon its insolvency or in certain other circumstances, the FDIC has the power to:

•Transfer any of the depository institution’s assets and liabilities to a new obligor, including a newly formed “bridge” bank without the approval of the depository institution’s creditors;
•Enforce the terms of the depository institution’s contracts pursuant to their terms without regard to any provisions triggered by the appointment of the FDIC in that capacity; or
•Repudiate or disaffirm any contract or lease to which the depository institution is a party, the performance of which is determined by the FDIC to be burdensome and the disaffirmance or repudiation of which is determined by the FDIC to promote the orderly administration of the depository institution.

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

The Dodd-Frank Act created a resolution regime (known as the “orderly liquidation authority”) for systemically important financial companies, including BHCs and their affiliates. Under the orderly liquidation authority, the FDIC may be appointed as receiver for the systemically important institution, and its failed nonbank subsidiaries, for purposes of liquidating the entity if, among other conditions, it is determined that the institution is in default or in danger of default and the failure poses a risk to the stability of the U.S. financial system.

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

72 BNY Mellon

Supervision and Regulation (continued)
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

BNY Mellon 73

Supervision and Regulation (continued)
Incentive Compensation Arrangements Proposal

Section 956 of the Dodd-Frank Act requires federal regulators to prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions, including BNY Mellon. In April 2016, a joint proposed rule was released, replacing a previous 2011 proposal, which each of six agencies must separately approve. The timeframe for final implementation, if any, is currently unknown.

Anti-Money Laundering (“AML”) and the USA PATRIOT Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 contains numerous AML requirements for financial institutions that are applicable to BNY Mellon’s bank, broker-dealer and investment adviser subsidiaries and mutual funds and private investment companies advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain a broad AML program that includes internal controls, independent testing, compliance management personnel, training, and customer due diligence processes, as well as appropriate policies, procedures and controls to detect, prevent and report money laundering, terrorist financing and other suspicious activity, and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons.

In January 2021, the Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act (“BSA”), was enacted. The AMLA is intended to comprehensively reform and modernize U.S. AML laws. Among other things, the AMLA codifies a risk-based approach to AML compliance for financial institutions; requires the development of standards by the U.S. Department of the Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. Many of the statutory provisions in the AMLA will require additional rulemakings, reports and other measures, and the impact of the AMLA will depend on, among other things, rulemaking and implementation guidance.

Financial Crimes Enforcement Network (“FinCEN”)

FinCEN has issued rules under the BSA that apply to covered financial institutions, including The Bank of New York Mellon and BNY Mellon, N.A., setting forth five pillars of an effective AML program: development of internal policies, procedures and related controls; designation of a compliance officer; a thorough and ongoing training program; independent review for compliance; and customer due diligence (“CDD”). CDD requires a covered financial institution to implement and maintain risk-based procedures for conducting CDD that include the identification and verification of any beneficial owner(s) of each legal entity customer at the time a new account is opened on or after May 11, 2018.

NYSDFS Anti-Money Laundering and Anti-Terrorism Regulations

The NYSDFS has also issued regulations requiring regulated institutions, including The Bank of New York Mellon, to maintain a transaction monitoring program to monitor transactions for potential BSA and AML violations and suspicious activity reporting, and a watch list filtering program to interdict transactions prohibited by applicable sanctions programs.

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

74 BNY Mellon

Supervision and Regulation (continued)
In the EU, privacy law is primarily regulated by the General Data Protection Regulation (“GDPR”), which has been directly binding and applicable for each EU member state since May 25, 2018. The GDPR contains enhanced compliance obligations and increased penalties for non-compliance compared to prior EU data protection legislation.

Acquisitions/Transactions

Federal and state laws impose notice and approval requirements for mergers and acquisitions involving depository institutions or BHCs. The Bank Holding Company Act of 1956, as amended by the Gramm-Leach-Bliley Act and by the Dodd-Frank Act (the “BHC Act”), requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a BHC of more than 5% of any class of the voting shares or all or substantially all of the assets of a commercial bank, savings and loan association or BHC. In reviewing bank acquisition and merger applications, the bank regulatory authorities will consider, among other things, the competitive effect of the transaction, financial and managerial resources, including the capital position of the combined organization, convenience and needs of the community factors, including the applicant’s record under the Community Reinvestment Act of 1977 (the “CRA”), the effectiveness of the subject organizations in combating money laundering activities and the risk to the stability of the U.S. banking or financial system. In addition, prior Federal Reserve approval would be required for BNY Mellon to acquire direct or indirect ownership or control of any voting shares of a company with assets of $10 billion or more that is engaged in activities that are “financial in nature.”

Rating System for the Supervision of Large Financial Institutions

The Federal Reserve’s rating system for the supervision of large financial institutions (“LFIs”) applies to, among other entities, all BHCs with total consolidated assets of $100 billion or more, including BNY Mellon.

The LFI rating system includes a four-level rating scale and three component ratings. The four levels are: Broadly Meets Expectations; Conditionally Meets Expectations; Deficient-1; and Deficient-2. The component ratings are assigned for: Capital Planning and Positions; Liquidity Risk Management
and Positions; and Governance and Controls. A firm must be rated “Broadly Meets Expectations” or “Conditionally Meets Expectations” for each of its component ratings to be considered “well managed” in accordance with various statutes and regulations that permit additional activities, prescribe expedited procedures or provide other benefits for “well managed” firms.

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

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, or make acquisitions, that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2020, BNY Mellon and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

The Bank of New York Mellon, BNY Mellon’s largest banking subsidiary, is a New York state-chartered bank, and a member of the Federal Reserve System and is subject to regulation, supervision and examination by the Federal Reserve, the FDIC and

BNY Mellon 75

Supervision and Regulation (continued)
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

Certain of our subsidiaries are registered investment advisors under the Investment Advisers Act of 1940, as amended, and as such are supervised by the SEC. They are also subject to various U.S. federal and state laws and regulations and to the laws and regulations of any countries in which they conduct business. Our subsidiaries advise both public investment companies which are registered with the SEC under the Investment Company Act of 1940, as amended (the “‘40 Act”), including the BNY Mellon Family of Funds and BNY Mellon ETF Funds, and private investment companies which are not registered under the ‘40 Act.

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

SEC Regulation Best Interest

On June 5, 2019, the SEC adopted Regulation Best Interest (“Reg BI”) and the Form CRS Relationship Summary (“Form CRS”). Reg BI, which had a June 30, 2020 compliance date, requires a broker-dealer to act in the “best interest” of a retail customer when making a recommendation of any securities transaction or investment strategy to any such customer. Form CRS, which also had a June 30, 2020 compliance date, requires registered investment advisers and broker-dealers to provide retail investors with a brief summary about the nature of their relationship with their investment professional, and supplements other more detailed disclosures. The impacted broker-dealer and investment adviser subsidiaries of BNY Mellon updated their policies and procedures to comply with Reg BI and/or Form CRS.

Exchange-Traded Funds Rule

On Sept. 26, 2019, the SEC announced that it had adopted Rule 6c-11 (the “ETF Rule”) under the ‘40 Act, which permits exchange-traded funds (“ETFs”) that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums, discounts and bid-ask spread information, as well as the ETF’s daily portfolio holdings. The ETF Rule became effective on Dec. 23, 2019. All existing exemptive orders for ETFs that are permitted to operate in reliance on the ETF Rule were rescinded. The ETF Rule also requires ETFs using custom baskets to put written policies and procedures in place establishing that the custom baskets are in the best interests of the ETF and its shareholders. BNY Mellon launched eight ETFs under the ETF Rule in April 2020.

76 BNY Mellon

Supervision and Regulation (continued)
Effects of “Brexit” on UK Regulatory Framework

The UK left the EU on Jan. 31, 2020, and the transition period ended on Dec. 31, 2020 (“Brexit Transition Period”). Existing EU regulations that were in force and applicable in the UK on Dec. 31, 2020, were “on-shored” into the UK regulatory framework (and adapted as appropriate for the UK situation) as “retained EU law.” However, the UK and EU regulatory frameworks may start to diverge after the conclusion of the Brexit Transition Period. EU rules and regulations that come into effect on or after Jan. 1, 2021, will not apply to financial activities within the UK.

In October 2020, the Financial Services Bill 2020 was published by the UK Government and is expected to be passed by the UK Parliament during 2021. The Financial Services Bill 2020 makes several changes to the UK financial services regulatory framework and implements the elements of EU CRR2 that do not already form part of EU retained law in the UK. The Financial Services Bill 2020 also implements the EU Investment Firms Directive / Regulation (“IFD/IFR”) in the UK (modified for the UK environment as “UK IFPR”). For more information regarding the IFD/IFR and the UK IFPR, see “Investment Firms Directive and Investment Firms Regulation” below.

The Financial Services Bill 2020 grants rulemaking powers to the Prudential Regulatory Authority (“PRA”) with respect to UK capital requirements directive/regulation matters, and the Financial Conduct Authority (“FCA”), with respect to UK IFPR matters. The Financial Services Bill also enables Her Majesty’s Treasury to set commencement dates for various UK CRR2/UK IFPR provisions. For more information regarding the CRR2, see “Operations and Regulations Outside the United States” below.

The EU-UK Trade and Cooperation Agreement (“EU-UK Agreement”) entered into force and became provisionally effective on Jan. 1, 2021. The EU-UK Agreement is subject to ratification by the European Parliament before becoming fully effective. Under the EU-UK Agreement, the EU and UK have agreed to make their best endeavors to ensure that internationally agreed standards in the financial services sector for regulation and supervision are implemented and applied in their territory and establish a framework for structured regulatory cooperation on financial services. After Dec. 31,
2020, UK financial services firms can no longer “passport” the provision of financial services into the EU, and vice versa.

Our plan for Brexit has always assumed that UK financial services firms will no longer benefit from “passporting” rights at the point of withdrawal.

We maintain a presence in the UK through the London branch of The Bank of New York Mellon, The Bank of New York Mellon (International) Limited, a credit institution incorporated and authorized in the UK, and a number of our investment management subsidiaries. We maintain a presence in the EU through BNY Mellon SA/NV, which is headquartered in Belgium and has a branch network in a number of other EU countries, and through certain of our investment management subsidiaries. BNY Mellon SA/NV has a general banking license for the provision of banking and investment services. We have undertaken adjustments to the operations of BNY Mellon SA/NV so that we may provide a wider range of services to clients domiciled in the EU. For a discussion of the risks regarding Brexit, see “Risk Factors – Following the end of the transition period, the UK and the EU have not agreed to alternatives to the “passporting rights,” which may result in negative effects on global economic conditions, global financial markets, and our business, financial condition and results of operations.”

Operations and Regulations Outside the United States

In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by the U.S. regulators referred to above. BNY Mellon SA/NV is a public limited liability company incorporated under the laws of Belgium, holds a banking license issued by the National Bank of Belgium and is authorized to carry out all banking and savings activities as a credit institution. The European Central Bank (the “ECB”) has responsibility for the direct supervision of significant banks and banking groups in the euro area, including BNY Mellon SA/NV. The ECB’s supervision is carried out in conjunction with the relevant national prudential regulator (the National Bank of Belgium in BNY Mellon SA/NV’s case), as part of the Single Supervisory Mechanism. BNY Mellon SA/NV conducts its activities in Belgium as well as through its branch offices in Denmark,

BNY Mellon 77

Supervision and Regulation (continued)
France, Germany, Ireland, Italy, Luxembourg, the Netherlands and Spain.

Certain of our financial services operations in the UK are subject to regulation and supervision by the FCA and the PRA. The PRA is responsible for the authorization and prudential regulation of firms that carry on PRA-regulated activities, including banks. PRA-authorized firms are also subject to regulation by the FCA for conduct purposes. In contrast, FCA-authorized firms (such as investment management firms) have the FCA as their sole regulator for both prudential and conduct purposes. As a result, FCA-authorized firms must comply with FCA prudential and conduct rules and the FCA’s Principles for Businesses, while dual-regulated firms must comply with the FCA conduct rules and FCA Principles, as well as the applicable PRA prudential rules and the PRA’s Principles for Businesses.

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

In the EU, aspects of the Banking Union have entered into force in most jurisdictions, including Belgium. The key components of the Banking Union include the single supervisory mechanism and the single resolution mechanism. The single resolution mechanism implements BRRD in a consistent manner in the Banking Union, including the establishment of the Single Resolution Board and the Single Resolution Fund.

The primary prudential framework in the EU is provided by the Capital Requirements Directive IV (“CRD4”) and the Capital Requirements Regulation (“CRR”), both of which implement many elements of the Basel III framework, and which were revised by the Capital Requirements Directive V (“CRD5”) and the CRR2, respectively. CRD5 and CRR2 entered into force in 2019 and are being implemented in various phases between 2019 and 2024.

Among other things, CRD5 includes a requirement for certain non-EU banking groups to have up to two “EU intermediate parent undertakings” (“EU IPUs”). All EU credit institutions and certain EU investment firms in such non-EU banking groups would need to fall within a corporate structure headed by one of the EU IPUs. As relevant BNY Mellon entities had more than €40 billion of assets on June 27, 2019, BNY Mellon will have until Dec. 30, 2023, to meet the EU IPU requirement. BNY Mellon continues to evaluate the impact of the EU IPU requirement and potential solutions for complying with the requirement.

CRR2 includes provisions relating to the leverage ratio, NSFR, MREL (including closer alignment to the final FSB TLAC standard), a revised Basel market risk framework, counterparty credit risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures and reporting/disclosure requirements. Some elements of CRR2 already apply and many of the elements of CRR2 become applicable on June 28, 2021.

Our Investment Services and Investment and Wealth Management businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various revised and/or proposed EU directives and regulations have or will have a significant impact on our provision of many of our products and services, including the Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulation (collectively, “MiFID II”), the Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investment in Transferable Securities (“UCITS V”), the Central Securities Depositories Regulation, the regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), the

78 BNY Mellon

Supervision and Regulation (continued)
Payment Services Directive II and the Benchmarks Regulation. These EU directives and regulations may impact our operations and risk profile but may also provide new opportunities for the provision of BNY Mellon products and services. Some of these EU directives and regulations are subject to review or finalization by the legislative authorities and/or substantial secondary legislation. This creates uncertainty as to business impact.

Investment Firms Directive and Investment Firms Regulation

In the EU, IFD/IFR, previously referred to as the “new prudential regime for investment firms,” is a more tailored, proportionate prudential regime for investment firms. IFD/IFR entered into force on Dec. 25, 2019 and will generally apply from June 26, 2021.

Under IFD/IFR, most EU investment firms will move from the current CRD4/CRR regime to the IFD/IFR regime on June 26, 2021. Accordingly, such firms, including Pershing Securities International Limited, will not need to implement CRD5/CRR2. BNY Mellon has several UK-domiciled investment firms that will be subject to UK IFPR.

The main change under both IFD/IFR and UK IFPR is that capital requirements for most investment firms will no longer be based on Basel standards for banks such as credit risk, market risk or operational risk. Instead, the capital requirements will be based on factors that are more tailored to the risks that investment firms face.

European Deposit Insurance Scheme

In November 2015, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) for euro area Member States. Under the EDIS proposal, existing national euro area deposit guarantee schemes would transition over a number of years to a mutualized or EU-reinsurance-based deposit guarantee scheme applicable in the euro area.
EDIS has not been substantially advanced since 2015 due to opposition by some Member States and its adoption remains uncertain.

European Financial Markets and Market Infrastructure

The EU continues to develop proposals and regulations in relation to financial markets and market infrastructures. MiFID II applies to financial institutions conducting business in the EEA and has required significant changes to comply with relevant regulatory requirements, including extensive transaction reporting and market transparency obligations and a heightened focus on how financial institutions conduct business with and disclose information to their clients. The EU has agreed a set of revisions to MiFID II which will come into force in late 2021, including changes to cost and charges disclosures and small and medium enterprise research unbundling rules. Since the UK has left the EU and the Brexit Transition Period has concluded, these changes do not automatically apply to UK firms.

Funds Regulation in Europe

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

Under the regulations for depositary safekeeping duties under AIFMD and UCITS V that became effective in 2020, the Commission recognizes the use of omnibus account structures when accounting for assets in a chain of custody, but requires that depositaries and trustees, such as BNY Mellon, maintain their own books and records.

BNY Mellon 79

Other Matters
Replacement of Interbank Offered Rates (“IBORs”), including LIBOR

In 2017, the UK Financial Conduct Authority (the “FCA”) stated its intention that it would no longer be necessary for the FCA to persuade, or compel, contributing banks to submit rates for the calculation of LIBOR after 2021. However, the administrator for LIBOR has announced a proposal to extend the publication of the most commonly used U.S. dollar LIBOR settings to June 30, 2023 and to cease publishing other LIBOR settings on Dec. 31, 2021. In addition, the U.S. bank regulators have issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts as soon as practicable and in any event by Dec. 31, 2021. Accordingly, although there may be a period of time after 2021 during which IBORs for certain tenors or currencies may continue to be published, globally, financial market participants have begun to transition away from LIBOR and other IBORs to alternative reference rates in anticipation of the expected discontinuance of LIBOR and other IBORs by the end of 2021. This transition will impact assets and liabilities on our balance sheet that reference IBORs, investments that we manage linked to IBORs in our Investment Management business and the operational servicing of products that reference IBORs in our Investment Services business.
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

Despite the proximity of the IBOR cessation date, there remain, however, a number of unknown factors regarding the transition from the IBORs and/or interest rate benchmark reforms that could impact our business. For a further discussion of the various risks, see “Risk Factors – Transitions away from and the replacement of LIBOR and other IBORs could adversely impact our business, financial condition and results of operations.”

80 BNY Mellon

Risk Factors
Making or continuing an investment in securities issued by us involves certain risks that you should carefully consider. The following discussion sets forth the most material risk factors that could affect our business, financial condition or results of operations. Some of these risks are interrelated and the occurrence of one may exacerbate the effect of others. However, factors other than those discussed below or in other of our reports filed with or furnished to the SEC also could adversely affect our business, financial condition or results of operations. We cannot assure you that the risk factors described below or elsewhere in our reports address all potential risks that we may face. These risk factors also serve to describe factors which may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this Annual Report. See “Forward-looking Statements.”

Summary

Operational Risk

Our business, financial condition and results of operations may be materially adversely affected by operational risk, including as a result of the following:
•Operational and transaction processing and associated errors and delays.
•Our risk management framework, models and processes may not be effective in mitigating risk and reducing the potential for losses.
•The coronavirus pandemic, which is adversely affecting us and creating significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.
•A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients.
•A cybersecurity incident, or a failure to protect our computer systems, networks and information and our clients’ information against cybersecurity threats, which could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information.
•We are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have, and in the future may, compel us to change how we manage our businesses.
•Regulatory or enforcement actions or litigation.
•Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally.
•A failure or circumvention of our controls and procedures.

Market Risk

Our business, financial condition and results of operations may be materially adversely affected by market risk, including as a result of the following:
•We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences.
•Weakness and volatility in financial markets and the economy generally.
•Changes in interest rates and yield curves have had, and may in the future continue to have, a material adverse effect on our profitability.
•We may experience losses on securities related to volatile and illiquid market conditions, reducing our earnings.
•Transitions away from and the replacement of LIBOR and other IBORs.
•Following the end of the transition period, the UK and the EU have not agreed to alternatives to the “passporting rights,” which may result in negative effects on global economic conditions and global financial markets.

Credit Risk

Our business, financial condition and results of operations may be materially adversely affected by credit risk, including as a result of the following:
•The failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or

BNY Mellon 81

Risk Factors (continued)
sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss.
•We could incur losses if our allowance for credit losses, including loan and lending-related commitment reserves, is inadequate or if our expectations of future economic conditions deteriorate.

Capital and Liquidity Risk

Our business, financial condition and results of operations may be materially adversely affected by capital and liquidity risk, including as a result of the following:
•If we do not effectively manage our liquidity.
•The Parent is a non-operating holding company, and as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders.
•Our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock.
•Any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries.
•The application of our Title I preferred resolution strategy or resolution under the Title II orderly liquidation authority could adversely affect the Parent’s liquidity and financial condition and the Parent’s security holders.

Strategic Risk

Our business, financial condition and results of operations may be materially adversely affected by strategic risk, including as a result of the following:
•New lines of business, new products and services or transformational or strategic project initiatives may subject us to additional risks, and the failure to implement these initiatives.
•We are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.
•If we are unable to attract, retain and motivate employees.
•Our strategic transactions present risks and uncertainties.

Additional Risks

Our business, financial condition and results of operations may be materially adversely affected by other, additional and emerging risks, including as a result of the following:
•Adverse events, publicity, government scrutiny or other reputational harm.
•Climate change concerns could adversely affect our business, affect client activity levels and damage our reputation.
•Impacts from natural disasters, climate change, acts of terrorism, pandemics, global conflicts and other geopolitical events.
•Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income and effective tax rate.
•Changes in accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.

Operational Risk

Errors or delays in our operational and transaction processing may materially adversely affect our business, financial condition, results of operations and reputation.

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and as such, are subject to execution and processing errors and failures. The risk of execution and processing errors and failures may be heightened by our use of manual processes, which are inherently more prone to error than automated processes. As our businesses evolve to even more complex and voluminous transactions, at ever increasing speeds, we must also evolve our

82 BNY Mellon

Risk Factors (continued)
processes, controls, workforce and technology to accurately and timely execute those transactions, which may result in an increased risk of error or significant operational delay. When errors or delays do occur, they may be difficult to detect and remediate in a timely manner.

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

Affiliates or third parties with which we do business or that facilitate our business activities could also be sources of execution and processing errors, failures or significant operational delays. In certain jurisdictions, we may be deemed to be statutorily or criminally liable for operational errors, fraud, breakdowns or delays by these affiliates or third parties. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, where, in the European Economic Area we act as depositary, the Company could be exposed to restitution risk for, among other things, errors or fraud perpetrated by a sub-custodian resulting in a loss or delay in return of client’s securities. Where we are not acting as a European Economic Area depositary, but where we provide custody services to a European Economic Area depositary, we may accept similar liabilities to that of a depositary as a matter of contract.

Our risk management framework, models and processes may not be effective in mitigating risk and reducing the potential for losses.

Our risk management framework seeks to mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including operational risk, credit risk, market risk, liquidity risk, model risk and strategic risk. We have also established frameworks to mitigate risk and loss to us as a result of the actions of affiliates or third parties with which we do business or that facilitate our business activities. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we may not have appropriately anticipated or identified.

Our regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. Regulators’ views of the quality of our risk models and framework affect our regulators’ evaluations of us, and we are exposed to the risk of adverse regulatory and supervisory developments, including enforcement actions, and increased costs in connection with remediation efforts if our regulators view our risk models and framework to be insufficient or if remediation is not completed in a timely manner. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our results of operations or financial condition.

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

BNY Mellon 83

Risk Factors (continued)
In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to fully understand the implications of changes in our businesses or the financial markets or fail to adequately or timely enhance our risk framework to address those changes. If our risk framework is ineffective because it fails to keep pace with changes in the financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage, face significant remediation expenses or find ourselves out of compliance with applicable regulatory or contractual mandates or supervisory expectations.

An important aspect of our risk management framework is creating a risk culture that is sustainable and appropriate to our role as a major financial institution in which all employees fully understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. If we fail to create the appropriate environment that sensitizes all of our employees to managing risk, our business could be adversely impacted. For more information on how we monitor and manage our risk management framework, see “Risk Management – Overview.”

The coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.

The coronavirus pandemic has negatively affected the global economy, decreased liquidity in fixed income markets, created significant volatility and disruption in financial and equity markets, increased unemployment levels and disrupted businesses in many industries. This has resulted in increased demand on our transaction processing and clearance capabilities in many of our Investment Services businesses and volatility in the levels and mix of the assets under management of our Investment and Wealth Management business. Moreover, governmental actions in response to the pandemic are meaningfully influencing the interest rate environment, which has reduced, and is expected to continue to reduce, our net interest margin. As a result, we have granted and expect to continue to grant money market fee waivers. The effects of the pandemic have resulted, and could continue to result, in higher and more volatile provisions for credit losses. The continuing effects of the pandemic could also result in increased credit losses and charge-offs, particularly if our credit exposures increase and as more clients and customers experience credit deterioration, as well as increased risk of other asset write-downs and impairments, including, but not limited to, equity investments, goodwill and intangibles. Any of these events could potentially result in a material adverse impact on our business, financial condition and results of operations.

In addition, reliance on work-from-home capabilities by us, our clients and other industry participants, as well as the potential inability to maintain critical staff in operational facilities due to stay-at-home orders or operational precautions across jurisdictions, illness and quarantines present heightened cybersecurity, information security and operational risks. Any disruption to our ability to deliver services to our clients and customers could result in potential liability to our clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

The pandemic has resulted in an increase in our balance sheet and volatility in risk-weighted assets, as we experience elevated deposit levels. Moreover, on March 15, 2020, we, along with the other member banks of the Financial Services Forum, announced that we would temporarily suspend share repurchases through the second quarter of 2020 to preserve capital and liquidity in order to further our objective of using our capital and liquidity to support our clients and customers. Further, in June 2020, the Federal Reserve announced that it required participating CCAR firms, including us, to update and resubmit their capital plans and that, as a result, unless otherwise approved by the Federal Reserve, participating firms would not be permitted, during the third quarter of 2020, to conduct open market common stock repurchases, to increase their common stock dividends or to pay common stock dividends that exceed average net income for the preceding four quarters. The Federal Reserve extended these limitations to the fourth quarter of 2020 and, with certain modifications permitting limited share repurchases, to the first quarter of 2021. The Federal Reserve may further extend these limitations in subsequent quarters. Our ability to resume our common stock repurchase program and maintain our common stock dividend depends on factors such as prevailing market conditions, our outlook for the economic environment, the performance of our

84 BNY Mellon

Risk Factors (continued)
business, and whether the Federal Reserve keeps the limitations for the first quarter of 2021 in place for subsequent quarters.

The extent to which the pandemic impacts our business, financial condition, results of operations and liquidity, as well as our regulatory capital, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the timing and availability of effective medical treatments and vaccines, the effectiveness of our work-from-home arrangements, actions taken by governmental authorities and other third parties in response to the pandemic, as well as the direct and indirect impact on us, our clients and customers, and third parties. As the pandemic adversely affects the United States or the global economy, or our business, financial condition, liquidity or results of operations, it may also have the effect of heightening many of the other risks described herein.

A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

We use communications and information systems to conduct our business. Our businesses are highly dependent on our ability to process large volumes of data that require global capabilities and scale from our technology platforms. If our technology or communications fail, or those of industry utilities or our service providers fail, we have in the past experienced, and could in the future experience, production and system outages or failures, or other significant operational delays. Any such outage, failure or delay could adversely affect our ability to effect transactions or service our clients, which could expose us to liability for damages, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or sanctions or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. We are exposed to similar risks if the technology and communications systems our employees use while working from home fail. Security or technology disruptions, failures or delays that impact our communications or information systems could also adversely affect our ability to manage our exposure to risk or expand our business. These incidents are unpredictable and can arise from numerous sources, not all of which are in our control, including, among others, human error, malfeasance and other misconduct.

Upgrading our computer systems, software and networks subjects us to the risk of disruptions, failures or delays due to the complexity and interconnectedness of our computer systems, software and networks. For instance, we and third parties have begun to incorporate cloud technologies and as our reliance on this technology grows, it may become critical to the operation of our systems and platforms. As a result, we are becoming subject to heightened risks relating to the use of cloud technologies. The failure to properly upgrade or maintain these computer systems, software and networks could result in greater susceptibility to attacks, unauthorized access and misuse, and could also prevent us from achieving our business continuity and resiliency objectives. There can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that they will be adequately addressed.

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

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. The technology used could become

BNY Mellon 85

Risk Factors (continued)
increasingly complex and rely on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to conduct adequate review and consideration of critical business changes prior to and during introduction and deployment of key technological systems or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

We continue to evaluate and strengthen our business continuity and operational resiliency capabilities and have increased our investments in technology to steadily enhance those capabilities, including our ability to resume and sustain our operations. There can be no guarantee, however, that a technology outage will not occur or that our business continuity and operational resiliency capabilities will enable us to maintain our operations and appropriately respond to events. For a discussion of operational risk, see “Risk Management – Operational Risk.”

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

We have been, and we expect to continue to be, the target of attempted cyber-attacks, computer viruses or other malicious software, denial of service efforts, phishing attacks and other information security threats, including unauthorized access attempts. The global shift to working remotely has increased and is expected to continue to increase cybersecurity risks. As a result of greater reliance on remote work arrangements, we may face an increasing number of attempted cyber-attacks as we expand our usage of mobile and cloud technologies and our employees adapt to such technologies. Although we deploy a broad range of sophisticated defenses, we could suffer a material adverse impact or disruption as a result of a cybersecurity incident.

Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential or proprietary information. These individuals or groups may include employees, vendors and customers, as well as others with malicious intent. Malicious actors may also attempt to place individuals within BNY Mellon or fraudulently induce employees, vendors, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. A cybersecurity incident that results in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information, may require us to reconstruct lost data (which may not be possible), reimburse clients for data and credit monitoring services, or result in loss of customer business or damage to our computers or systems and those of our customers and counterparties. These impacts could be costly and time-consuming and could materially adversely affect our business, financial condition and results of operations.

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, it is possible that we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, especially because the techniques used change

86 BNY Mellon

Risk Factors (continued)
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

In addition, we rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us, we could be required to spend a significant amount of resources to defend such claims, develop alternative methods of operations, pay substantial money damages, obtain a license from the third party or possibly stop providing one or more products or services. In addition, we conduct business in various jurisdictions that may not have comparable levels of protection for intellectual property and proprietary information as the U.S. The protection afforded in those jurisdictions may be less established and/or predictable. As a result, there may also be heightened risks associated with the potential theft of data, proprietary information, technology and intellectual property in those jurisdictions by domestic or foreign actors, including private parties and those affiliated with or controlled by state actors. Any theft of data, proprietary information, technology or intellectual property may negatively impact our operations and reputation, including disrupting our business activities in those jurisdictions.

We are also subject to laws and regulations relating to the privacy of the information of clients, employees and others, and any failure to comply with these laws and regulations could expose us to liability and/or reputational damage.

We are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have, and in the future may, compel us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations.

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

BNY Mellon 87

Risk Factors (continued)
condition and results of operations and have other negative consequences.

The evolving regulatory environment and uncertainty about the timing and scope of future regulations may contribute to decisions we may make to suspend, reduce or withdraw from existing businesses, activities or initiatives, which may result in potential lost revenue or significant restructuring or related costs or exposures. We also face the risk of becoming subject to new or more stringent requirements in connection with the introduction of new regulations or modification of existing regulations, which could require us to hold more capital or liquidity or have other adverse effects on our businesses or profitability. In addition, regulatory responses in connection with severe market downturns or unforeseen stress events may alter or disrupt our planned future strategies and actions.

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

The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect investors in our securities. Regulatory and supervisory standards and expectations across jurisdictions may be divergent and otherwise may not conform and/or may be applied in a manner that is not harmonized within a jurisdiction (in relation to national versus non-national financial services providers) and/or across jurisdictions. Additionally, banking regulators have wide supervisory discretion in the ongoing examination and enforcement of applicable banking statutes, regulations, and guidelines, and may restrict our ability to engage in certain activities or acquisitions or may require us to maintain more capital or highly liquid assets.

The U.S. capital rules subject us and our U.S. banking subsidiaries to stringent capital requirements, which could restrict growth, activities or operations, trigger divestiture of assets or operations or limit our ability to return capital to shareholders. See “—Our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock.”

The LCR requires us to maintain significant holdings of high-quality and generally lower-yielding liquid assets. In calculating the LCR, we must also determine which deposits should be considered stable deposits. Stable deposits must meet a series of requirements and typically receive favorable outflow treatment under the LCR. BNY Mellon uses qualitative and quantitative analysis to identify core stable deposits. It is possible that our LCR could fall below 100% as a consequence of the inherent uncertainties associated with this analysis (including as a result of regulatory changes or additional guidance from our regulators). In addition to facing potential regulatory consequences (which could be significant), we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could materially negatively impact our net interest revenue.

The recently finalized NSFR could also require BNY Mellon to further increase its holdings of high-quality, and generally lower-yielding, liquid assets, and to reevaluate the composition of its liabilities structure to include more longer-dated debt.

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

88 BNY Mellon

Risk Factors (continued)
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

As a result of the recent implementation of new privacy-related laws and regulations, including the EU GDPR, the California Consumer Privacy Act of 2018 and the New York Department of Financial Services’ cybersecurity regulation, we have needed to allocate additional time and resources to comply with such laws and regulations, and our potential liability for non-compliance and reporting obligations in the case of data breaches has significantly increased. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations may require us to change our policies, procedures and technology for information security and segregation of data, which could, among other things, make us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

Failure to comply with laws, regulations or policies, or meet supervisory expectations, applicable to us and our businesses could result in sanctions or enforcement proceedings by regulatory or governmental authorities, civil money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. If violations of legal or regulatory requirements do occur, they could damage our reputation, increase our legal and compliance costs, and ultimately adversely impact our results of operations. Laws, regulations or policies currently affecting us and our subsidiaries, supervisory expectations, or regulatory and governmental authorities’ interpretation of statutes and regulations may change at any time, which may adversely impact our business and results of operations.

See “Supervision and Regulation” for additional information regarding the potential impact of the regulatory environment on our business.

Regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties, tax authorities and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice (the “DOJ”) and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We may become

BNY Mellon 89

Risk Factors (continued)
subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. The current trend of large settlements by financial institutions with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. Separately, policymakers globally continue to focus on protection of client assets, as well as tax avoidance and evasion.

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

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance, our exposure to such litigation and regulatory matters can be unpredictable, and when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, there may be a material exposure to loss in excess of any amounts accrued, or in excess of any loss contingencies disclosed as reasonably possible. Such loss contingencies may not be probable and reasonably estimable until the proceedings have progressed significantly, which could take several years and occur close to resolution of the matter.

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

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of

90 BNY Mellon

Risk Factors (continued)
assets, liabilities, and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed,” if unremedied over a period, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

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

Failure to meet any current or future capital or liquidity requirements, including those imposed by the U.S. capital rules, the LCR, the NSFR, or by regulators in implementing other portions of the Basel III framework, could materially adversely affect our financial condition. Compliance with U.S. and international regulatory capital and liquidity requirements may impact our ability to return capital to shareholders and may impact our operations by requiring us to liquidate assets, increase borrowings, issue additional equity or other securities, or cease or alter certain operations, which may adversely affect our results of operations.

Finally, our regulatory capital ratios, liquidity metrics, and related components are based on our current interpretation, expectations, and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models, and further implementation guidance. Any modifications resulting from these ongoing reviews or the continued implementation of the U.S. capital rules, the LCR, the NSFR, the resolution planning process, and related amendments could result in changes in our risk-weighted assets, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact these ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational risk-weighted assets could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital and liquidity ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements, and regulatory standards.

A failure or circumvention of our controls and procedures could have a material adverse effect on our business, financial condition, results of operations and reputation.

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

BNY Mellon 91

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

Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. In 2020, 80% of our total revenue was fee-based. Our fee-based businesses include investment and wealth management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and/or administered, securities lending volume and spreads, and fees for other services rendered. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes, among other things, all affect the level of our fee revenue. If the volume of these activities decreases due to low client activity, weak financial markets or otherwise, our fee-based revenues will also decrease, which would negatively impact our results of operations.

If our Investment and Wealth Management business experiences poor investment returns due to weak market conditions or underperformance (relative to competitors or benchmarks), the market values of the portfolios that we manage will be lower (on a relative basis) and our ability to retain existing assets and/or attract new client assets may be impacted. Market and regulatory trends have also resulted in increased demand for lower fee investment and wealth management products and services, and lower performance-fee structures, both of which have impacted and may continue to impact our fee revenue. Some of these dynamics have also negatively impacted our Investment Services business fees and any of these dynamics may also occur in the future. Significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities we lend and therefore would also have an adverse effect on our results of operations. Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, unit investment trusts or exchange-traded funds, or contribute more to defined contribution plans.

When our investment management revenues decline, we may have, and in the past have had, declines in the fair value in our Investment Management reporting unit, one of the two reporting units in our Investment and Wealth Management segment. If the fair value of the Investment Management reporting unit declines below its carrying value, we would be required to take an impairment charge.

Weakness and volatility in financial markets and the economy generally may materially adversely affect our business, financial condition and results of operations.

As a financial institution, our Investment Management, Wealth Management, Pershing, Depositary Receipts and Markets, including Securities Lending, businesses, are particularly sensitive to economic and market conditions, including in the capital and credit markets. When these markets are volatile or disruptive, we could experience a decline in our marked-to-market assets, including in our securities portfolio and seed capital, as well as a market value reduction in the portfolios that we manage that generate investment and wealth management fees. Our results of operations, including investment and wealth management fees, may be materially affected by conditions in the financial markets and the economy generally, both in the U.S. and elsewhere around the world.

Foreign exchange trading that we execute for clients generates revenues which are primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility and the impact of foreign exchange hedging activities. Our clients’ cross-border investing activity could decrease in reaction to economic and political uncertainties, including changes in laws or regulations governing cross-border transactions, such as currency controls or tariffs. Volumes and/or spreads in some of our products tend to benefit from currency volatility and are likely to decrease during times of lower currency volatility.

92 BNY Mellon

Risk Factors (continued)
Such revenues also depend on our ability to manage the risk associated with the currency transactions we execute and program pricing.

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, market and political instabilities, volatile debt and equity market values, the strength of the U.S. dollar, the imposition of tariffs or other limitations on international trade or travel, high unemployment and governmental budget deficits (including, in the U.S., at the federal, state and municipal levels), contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence, and the risk of increased inflation. Any resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations. Additionally, global economies and financial markets may be adversely affected by widespread health emergencies or pandemics, natural disasters or other geopolitical events (or concerns over the possibility of such events). In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:
•Geopolitical tension and economic instability in countries around the world can at times increase the demand for low-risk investments, particularly in U.S. Treasuries and the dollar. A “flight to safety” has historically increased BNY Mellon’s balance sheet, which has negatively impacted, and could continue to negatively impact, our leverage-based regulatory capital measures. A sustained “flight to safety” has historically triggered a decline in trading, capital markets and cross-border activity which would likely decrease our revenue, negatively impacting our results of operations, financial condition and, if sustained in the long term, our business.
•The fees earned by our Investment Management and Wealth Management businesses are higher as assets under management and/or investment performance increase. Those fees are also impacted by the composition of the assets under management, with higher fees for some asset categories as compared to others. Uncertain and volatile capital markets, particularly declines, could result in movements from higher to lower fee products and/or reductions in our assets under management because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline. At Dec. 31, 2020, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.03 to $0.06.
•Market conditions resulting in lower transaction volumes could have an adverse effect on the revenues and profitability of certain of our businesses such as clearing, settlement, payments and trading.
•Uncertain and volatile capital markets, particularly declines, could reduce the value of our investments in securities, including pension and other post-retirement plan assets and produce downward pressure on our stock price and credit availability without regard to our underlying financial strength.
•Derivative instruments we hold for our own account to hedge and manage our exposure to market risks, including interest rate risk, equity price risk, foreign currency risk and credit risk associated with our products and businesses might not perform as intended or expected, resulting in higher realized losses and unforeseen stresses on liquidity. Our derivatives-based hedging strategies also rely on the performance of counterparties to such derivatives. These counterparties may fail to perform for various reasons resulting in losses on under-collateralized positions.
•A decline in oil prices may negatively impact capital markets and the ability of certain of our clients, including oil and gas exploration and production companies and sovereign funds in oil-exporting countries, to continue using our services. Increased defaults among oil and gas exploration and production companies may also negatively impact the high-yield market and our high-yield funds.
•The process we use to estimate our projected credit losses and to ascertain the fair value of securities held by us is subject to uncertainty in that it requires use of statistical models and difficult, subjective and complex judgments, including forecasts of economic conditions and how these conditions might impair the ability of our borrowers and others to meet their obligations. In uncertain and volatile capital markets, our ability to estimate our projected

BNY Mellon 93

Risk Factors (continued)
credit losses may be impaired, which could adversely affect our overall profitability and results of operations. For a discussion of our management of market risk, see “Risk Management – Market Risk.”

Changes in interest rates and yield curves have had, and may in the future continue to have, a material adverse effect on our profitability.

We earn revenue, known as “net interest revenue,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. Additionally, we may earn net interest revenue on certain interest-earning assets and interest-bearing liabilities, such as reverse repurchase agreements and repurchase agreements, respectively. Our net interest margin, which is the result of dividing net interest revenue by average interest-earning assets, is sensitive to changes in the spread between short-term and long-term interest rates (the “yield curve”). Our net interest revenue tends to increase when the yield curve steepens and decrease when the yield curve flattens or inverts. A flattening of the yield curve, on its own or together with the current low interest rate environment, may continue to adversely impact our revenue and results of operations by compressing our net interest spreads, particularly if we are unable to replace our higher-yielding maturing assets with assets of comparable yields, which will constrain our ability to grow net interest revenue.

The decrease in rates in the past year, and any further future rate decreases toward 0% will likely adversely impact our net interest revenue and results of operations due to:
•continued compression of our net interest spreads, depending on our balance sheet position;
•constraints on our ability to achieve net interest revenue consistent with historical averages;
•sustained weakness of our spread-based revenues, resulting in continued voluntary waiving of particular fees on certain money market mutual funds and related distribution fees in order to prevent the yields on such funds from becoming uneconomic; or
•adverse impacts on the value of fixed-rate mortgage-backed securities we hold if there are increases in mortgage prepayment speeds, which can be caused by refinancing activity.

A rise in rates could trigger one or more of the following, which could adversely impact our business, financial condition and results of operations, including:
•less liquidity in bonds and fixed-income funds in the case of a sharp rise in interest rates resulting in lower performance, yield and fees;
•increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs, as borrowers may have more difficulty making higher interest payments;
•higher redemptions from our fixed-income funds or separate accounts, as clients move funds into investments with higher rates of return;
•decreases in deposit levels, which may reduce our LCR and NSFR;
•reduction in accumulated other comprehensive income in our shareholders’ equity and therefore our tangible common equity due to the impact of rising long-term rates on our available-for-sale securities in our investment portfolio, which could negatively impact our risk-based and leverage based regulatory capital ratios; or
•higher funding costs.

A more detailed discussion of the interest rate and market risks we face is contained in “Risk Management.”

We may experience losses on securities related to volatile and illiquid market conditions, reducing our earnings and impacting our financial condition.

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2020, approximately 69% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 31% of our securities portfolio at Dec. 31, 2020. Our available-for-sale securities portfolio, to the extent unhedged, may have more volatility than

94 BNY Mellon

Risk Factors (continued)
a portfolio comprised exclusively of U.S. Treasury securities or a more traditional loan portfolio.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 33% at Dec. 31, 2020), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. As such, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities portfolio.

We reserve for current expected credit losses with respect to our available-for-sale and held-to-maturity securities. Credit losses in excess of our allowance for credit losses would impact our results of operations. Many of these securities experienced significant liquidity, valuation and credit quality deterioration during the 2008 financial crisis and could experience similar deteriorations in the future.

Under the U.S. capital rules, after-tax changes in the fair value of available-for-sale investment securities are included in CET1 capital. Since held-to-maturity securities are not subject to fair-value accounting, changes in the fair value of these instruments (other than expected credit losses) are not similarly included in the determination of CET1 capital. As a result, we may experience increased variability in our CET1 capital relative to those major financial institutions who maintain a lower proportion of their consolidated total assets in an available-for-sale accounting classification.

Generally, the fair value of available-for-sale securities is determined based on market prices available from third-party sources. During periods of market disruption, it may be difficult to value certain of our investment securities if trading becomes less frequent and/or market data becomes less observable. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods which are more complex. These values may not be ultimately realizable in a market transaction, and such values may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value may have a material adverse effect on our results of operations or financial condition. The decision on whether to record a credit loss is determined in part by management’s assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security. Management’s conclusions on such assessments are highly judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as assumptions, facts and circumstances change. On the other hand, we are limited in the actions we can take related to our held-to-maturity securities absent a significant deterioration in the issuer’s creditworthiness. Therefore, we may be constrained in our ability to liquidate a held-to-maturity security that is deteriorating in value, which would negatively impact the fair value of our securities portfolio. If our determinations change about our intention or ability to not sell available-for-sale securities that have experienced a reduction in fair value below their amortized cost, we could be required to recognize a loss in earnings for the entire difference between fair value and amortized cost.

For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review – Securities” and for information regarding the sensitivity of and risks associated with the market value of portfolio investments and interest rates, refer to “Critical accounting estimates – Fair value – Securities.”

Transitions away from and the replacement of LIBOR and other IBORs could adversely impact our business, financial condition and results of operations.

In 2017, the UK Financial Conduct Authority (the “FCA”) stated its intention that it would no longer be necessary for the FCA to persuade, or compel, contributing banks to submit rates for the calculation of LIBOR after 2021. However, the administrator for LIBOR has announced a proposal to extend the publication of the most commonly used U.S. dollar LIBOR settings to June 30, 2023 and to cease publishing other LIBOR settings on December 31, 2021. In addition, the U.S. bank regulators have issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts as soon as practicable and in any event by December 31, 2021. Accordingly, although there may be a period of time after 2021 during which IBORs for certain tenors or currencies may continue to be published, globally, financial market participants have begun to transition away from IBORs. This transition is further supported by the requirements of the EU Benchmarks

BNY Mellon 95

Risk Factors (continued)
Regulation, which no longer permits IBORs that rely on quotes or estimates submitted by contributing banks that are not anchored in transaction-based data.

Various regulators, industry bodies and other market participants in the United States and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. However, the introduction of, and adoption of, successor rates has been slow. In the United States, the Secured Overnight Financing Rate (“SOFR”) has been identified by the Alternate Reference Rates Committee convened by the Federal Reserve as the alternative benchmark rate to U.S. dollar LIBOR. However, there is no assurance that SOFR or other alternative benchmark rates will be accepted or widely used by market participants. The characteristics of these new rates may not be identical to, or produce the exact economic equivalent of, the benchmarks they seek to replace. During the recent coronavirus pandemic period, there has been more volatility in relation to SOFR as compared to LIBOR. The SOFR markets, including the swap market, have not yet developed into robust markets, which may present continuing risks as the IBOR cessation date approaches.

If a particular benchmark were to be discontinued and an alternative rate had not yet been successfully introduced to replace that benchmark, this could result in widespread dislocation in the financial markets, engendering volatility in the pricing of securities, derivatives and other instruments, and suppressing capital markets activities, all of which could have adverse effects on our results of operations. Transitions to SOFR and other alternative rates or benchmarks may cause LIBOR (in the case of LIBOR-linked instruments that have not yet transitioned) or the applicable alternative benchmark rates to perform differently, or have other consequences which cannot be predicted. In the event any such benchmark or other referenced financial metric is significantly changed or discontinued (for example, when LIBOR and other IBORs cease to be published), or are no longer recognized as an acceptable benchmark, there may be uncertainty as to the calculation of the applicable interest rate or payment amount for certain financial instruments or contracts, depending on the terms of the governing instrument. In addition, even if the method of calculation of a fallback rate is clear, the resulting interest rate or payment amount may be different than the interest rate or payment amount that would have applied based on the original benchmark.

We may be adversely impacted by the changes involving LIBOR and other benchmark rates as a result of our business activities and our underlying operations. We utilize benchmark rates in a variety of agreements and instruments and are responsible for the use of benchmark rates in a variety of capacities, as well as in our operational functions. We could be subject to claims from customers, counterparties, investors or regulators alleging that, notwithstanding any uncertainty around the rate environment, we did not correctly discharge our responsibilities. We could also face claims in connection with the interpretation and implementation of fallback provisions. LIBOR transition presents various challenges related to contractual mechanics of existing floating rate financial instruments and contracts that reference LIBOR and mature after the applicable setting is expected to cease to be published. Certain of these instruments and contracts do not provide for alternative benchmark rates, which makes it unclear what the future benchmark rates would be after LIBOR’s cessation. Moreover, particular contracts may require fallback rates that are different from the most widely used alternative to LIBOR.

Fluctuations in interest rates triggered by the transition away from LIBOR and other IBORs could adversely affect the availability or cost of floating-rate funding. We could experience losses on a product or have to pay more or receive less on securities that we own or have issued. We may also not be able to successfully amend or renegotiate IBOR-based agreements and instruments, which could have an adverse impact including, in some cases, resulting in those agreements and instruments bearing interest at a fixed rate (rather than a floating rate) based on the last IBOR rate that was able to be determined under the document. A variety of factors may affect the transition from existing IBOR-based rates to alternative benchmark rates, including, for example, whether transactions that serve as the basis for alternative benchmark rates and IBOR-based rates are similarly secured (or unsecured) transactions, or are of a similar tenor.

Divergences between existing IBOR-based and alternative benchmark rates (or rates fixed at the last determined IBOR rate) may result in our hedges being ineffective. In addition, uncertainty relating to LIBOR or another benchmark could result in, and in

96 BNY Mellon

Risk Factors (continued)
some cases have resulted in, pricing volatility, increased capital requirements, loss of market share in certain products, adverse tax or accounting consequences, higher compliance, legal and operational costs, increased difficulty in estimating our net interest revenue, and risks associated with client disclosures, discretionary actions taken or negotiation of fallback provisions, and disruption of business continuity, systems and models, all of which may adversely impact our business and results of operations. Use of alternative benchmark rates may also, in some cases, be limited or prohibited by contract, law or regulation.

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

Following the end of the transition period, the UK and the EU have not agreed to alternatives to the “passporting rights,” which may result in negative effects on global economic conditions, global financial markets, and our business, financial condition and results of operations.

The UK exit from the EU transition period ended on Dec. 31, 2020. The EU-UK Agreement entered into force and became provisionally effective on Dec. 31, 2020. The EU-UK Agreement is subject to ratification by the European Parliament before becoming fully effective. Under the EU-UK Agreement, the EU and UK have, amongst other things, agreed to make their best endeavors to establish a framework for structured regulatory cooperation on financial services. There is no agreement between the EU and UK to continue “passporting rights.”

As the EU-UK Agreement does not include in-depth arrangements for the provision of financial services, there is some uncertainty with regard to the extent of divergent regulatory standards going forward, which may affect operational capabilities and could lead to increased operational, regulatory and compliance costs. The effects of the UK’s exit from the EU, including those described above, could adversely affect our business, financial condition and results of operations.

We have executed plans that have adjusted our business and operations so we may continue providing our products and services to our UK and EU clients after the UK’s withdrawal from the EU and the end of the transition period. However, given the potential negative disruption to regional and global financial markets, our results of operations and business prospects could be negatively affected. For additional information regarding Brexit, see “Supervision and Regulation – Effects of “Brexit” on UK Regulatory Framework.”

Credit Risk

The failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business.

We have exposure to clients and counterparties in many different industries, particularly financial institutions, as a result of trading, clearing and financing, providing custody services, securities lending services or other relationships. We routinely execute transactions with global clients and counterparties in the financial industry as well as sovereigns and other governmental or quasi-governmental entities. Our direct exposure consists of extensions of secured and unsecured credit to clients and use of our balance sheet. In addition to traditional credit activities, we also extend intraday credit in order to facilitate our various processing, settlement and intermediation activities. Our ability to engage in funding or other transactions could be adversely affected by the actions and commercial soundness of other financial institutions or sovereign entities, as defaults or non-performance (or even uncertainty concerning such default or non-performance) by one or more financial institutions, or the financial services industry generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions (including our counterparties and/or clients) in the future. The consolidation and failures of financial institutions during the 2008 financial crisis increased the concentration of our client and counterparty risk.

BNY Mellon 97

Risk Factors (continued)
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

The degree of client demand for short-term credit tends to increase during periods of market turbulence. For example, investors in mutual funds for which we act as custodian may engage in significant redemption activity due to adverse market or economic conditions. We may then extend intraday credit to our fund clients in order to facilitate their ability to pay such redemptions. In addition, during periods of market turbulence, draws under committed revolving credit facilities that we provide to our institutional clients may increase substantially. Such client demand may negatively impact our leverage-based capital ratios, and in times of sustained market volatility, may result in significant leverage-based ratio declines.

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

In our agency securities lending program, we act as agent on behalf of our clients, the lenders of securities, in securities lending transactions with our clients’ counterparties (including broker-dealers), acting as borrowers, wherein securities are lent by our clients and the securities loans are collateralized by cash or securities posted by such counterparties. Typically, in the case of cash collateral, our clients authorize us as their agent to invest the cash collateral in approved investments pursuant to each client’s investment guidelines and instructions. Such approved investments may include reverse repurchase transactions with repo counterparties. In many cases, in the securities loans we enter into on behalf of our clients, we agree to replace the client’s loaned securities that the borrower fails to return due to certain defaults by the borrower, mainly the borrower’s insolvency. Therefore, in situations where the market value of the loaned securities that the borrower fails to return to a client (which loaned securities we are obligated to replace and return to the client) exceeds the amount of proceeds resulting from the liquidation of the client’s approved investments and cash and non-cash collateral of such client, we may be responsible for the shortfall amount necessary to purchase any replacement securities. In addition, in certain cases, we may also assume the risk of loss related to approved investments that are reverse repurchase transactions as described above. In these two scenarios, we, rather than our clients, are exposed to the risks of the defaulting counterparty in the securities lending transactions and, where applicable, in the reverse repurchase transactions. For further discussion on our securities lending indemnifications, see “Commitments and contingent liabilities – Off-balance sheet arrangements” in Note 22 of the Notes to Consolidated Financial Statements.

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

98 BNY Mellon

Risk Factors (continued)
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

We could incur losses if our allowance for credit losses, including loan and lending-related commitment reserves, is inadequate or if our expectations of future economic conditions deteriorate.

When we loan money, commit to loan money or provide credit or enter into another contract with a counterparty, we incur credit risk, or the risk of loss if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our revenues and profitability are adversely affected when our borrowers default, in whole or in part, on their loan obligations to us or when there is a significant deterioration in the credit quality of our loan portfolio. We reserve for potential future credit losses by recording a provision for credit losses through earnings. The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of current expected credit losses over the lifetime of the related credit exposure taking into account relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of our loans and lending commitments. We use a quantitative methodology and qualitative framework for determining the allowance for loan losses and the allowance for lending-related commitments. Within this qualitative framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio. As is the case with any such judgments, we could fail to identify these factors or accurately estimate their impact. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. Although our estimates contemplate current conditions and how we expect them to change over the life of the portfolio, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. See “Critical accounting estimates.”

Capital and Liquidity Risk

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

BNY Mellon 99

Risk Factors (continued)
inability to issue debt, run-offs of core deposits, and contingent liquidity events such as additional collateral posting. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks can also affect our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We also must manage liquidity risks on an intraday basis, in a manner designed to ensure that we can access required funds during the business day to make payments or settle immediate obligations, often in real time. We receive client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to receive those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits, and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded, interest rates rise, or we are subject to significant negative press or significant regulatory action or litigation, among other reasons. Our liquidity could also be adversely affected by customers’ withdrawal of deposits in response to volatility and disruptions in the financial market or a stress event. If we were to lose a significant amount of deposits we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest revenue.

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

If we are unable to raise funds using the methods described above, we would likely need to finance or liquidate unencumbered assets, such as our central bank deposits and bank placements, or securities in our investment portfolio to meet funding needs. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our business, financial condition and results of operations. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time, which could occur in a liquidity or other market crisis. Additionally, if we experience cash flow mismatches, deposit run-off or market constraints resulting from our inability to convert assets to cash or access capital markets, our liquidity could be severely impacted. During periods of market uncertainty, our level of client deposits has in recent years tended to increase; however, because these deposits have high potential run-off rates, we

100 BNY Mellon

Risk Factors (continued)
have historically deposited these so-called excess deposits with central banks and in other highly liquid and low-yielding instruments.

If we are unable to continue to fund our assets through deposits or access capital markets on favorable terms or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and condition may be materially adversely affected. In certain cases, this could require us to raise additional capital through the issuance of preferred or common stock, which could dilute the ownership of existing stockholders and/or reduce our common stock dividend to preserve capital. For a further discussion of our liquidity, see “Liquidity and dividends.”

The Parent is a non-operating holding company, and as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders.

The Parent is a non-operating holding company, whose principal assets and sources of income are its principal U.S. bank subsidiaries—The Bank of New York Mellon and BNY Mellon, N.A.—and its other subsidiaries, including the IHC. The Parent is a legal entity separate and distinct from its banks, the IHC and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions, and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors.

There are various limitations on the extent to which our banks and other subsidiaries can finance or otherwise supply funds to the Parent (by dividend or otherwise) and certain of our affiliates. Each of these restrictions can reduce the amount of funds available to meet the Parent’s obligations. Many of our subsidiaries, including our bank subsidiaries, are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Parent or other subsidiaries. In addition, our bank subsidiaries would not be permitted to distribute a dividend if doing so would constitute an unsafe and unsound practice or if the payment would reduce their capital to an inadequate level. Our subsidiaries may also choose to restrict dividend payments to the Parent in order to increase their own capital or liquidity levels. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with non-bank affiliates, minimum regulatory capital and liquidity requirements, and restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses. See “Supervision and Regulation” and “Liquidity and dividends” and Note 19 of the Notes to Consolidated Financial Statements. Further, we evaluate and manage liquidity on a legal entity basis, which may place legal and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, including the Parent.

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

Our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and

BNY Mellon 101

Risk Factors (continued)
regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock.

Holders of our common and preferred stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to declare dividends or repurchase our common stock, may be subject to limitations in connection with the CCAR process and the buffers under the Federal Reserve’s capital and TLAC rules. Through the CCAR process, we may be required to resubmit our capital plan in the event of a deterioration in the general financial markets or economy or changes in our risk profile (including a material change in business strategy or risk exposure), financial condition or corporate structure. For example, in connection with the coronavirus pandemic of 2020, the Federal Reserve required all banking institutions subject to CCAR, including us, to resubmit their capital plans based on updated supervisory scenarios released by the Federal Reserve, and imposed limitations on capital distributions and share repurchases by such banking institutions. See “– The coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.” The Federal Reserve is also able, outside the CCAR process, to restrict our ability to make capital distributions and subject us to other supervisory or enforcement actions.

Although the “non-objection” framework from CCAR no longer applies to BNY Mellon, we will continue to be subject to a rigorous evaluation of our capital planning processes. A Federal Reserve determination that our capital planning processes were weak could have a variety of adverse consequences, including, without limitation, ratings downgrades, ongoing heightened supervisory scrutiny, expenses associated with remediation activities, and potentially an enforcement action, as a result of failing to meet supervisory expectations.

A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock, impact our return on equity and market perceptions of BNY Mellon.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to our preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of BNY Mellon will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full dividends for the then-current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of our Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of our Series D, Series E, Series F, Series G or Series H preferred stock.

In addition, regulatory capital rules that are or will be applicable to us including the U.S. capital rules risk-based capital requirements, the SLR, the stress capital buffer, the enhanced SLR, the TLAC rule and the U.S. G-SIB surcharge may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase or alter the mix of our outstanding regulatory capital instruments.

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

Any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our business, financial condition and results of operations and on the value of the securities we issue.

102 BNY Mellon

Risk Factors (continued)
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

In 2017, in connection with our single point of entry resolution strategy under Title I of the Dodd-Frank Act, the Parent entered into a binding support agreement with certain key subsidiaries to facilitate the provision of capital and liquidity resources to them in the event of material financial distress or failure. The support agreement requires the Parent to transfer cash and other liquid financial assets to the IHC on an ongoing basis, subject to certain amounts retained by the Parent to meet its near-term cash needs, in exchange for unsecured subordinated funding notes issued by the IHC as well as a committed line of credit to the Parent to service its near term obligations. The Parent’s and the IHC’s obligations under the support agreement are secured.

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

BNY Mellon 103

Risk Factors (continued)
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

From time to time, we may launch new lines of business, offer new products and services within existing lines of business or undertake transformational or strategic projects. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services and executing on our transformational and strategic initiatives. For example, we have devoted considerable resources to developing new technology solutions for our clients. If these technology solutions are not successful, it could adversely impact our reputation, business and results of operations. We have recently announced a strategic initiative to develop a multi-asset digital custody and administration platform for traditional and digital assets, including cryptocurrencies. Developing and providing new products and services, including those relating to digital assets, may increase our operational risk exposures.

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

From time to time we undertake transformational or strategic project initiatives. Significant effort and resources are necessary to manage and oversee the successful completion of these initiatives. These initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, as well as increase operational risk as employees learn to process transactions under new systems. The failure to properly execute on these transformational or strategic initiatives could adversely impact our business, reputation and results of operations.

104 BNY Mellon

Risk Factors (continued)
Legal, regulatory and reputational risks may also exist in connection with dealing with new products or markets, or clients and customers whose businesses focus on such products or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction. We may invest significant time and resources into the expansion of existing or creation of new compliance and risk management systems with respect to new products or markets.

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

Our business may be adversely affected if we are unable to attract, retain and motivate employees.

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

Our ability to attract and retain key executives and other employees may be negatively affected by continuous changes to immigration policies and restrictions applicable to incentive and other compensation programs, including deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in

BNY Mellon 105

Risk Factors (continued)
particular as we are more often competing for personnel with financial technology providers and other entities that may not be publicly traded or regulated banking organizations that, in either case, may not have the same limitations on compensation as we do.

The loss of employees’ skills, knowledge of the market, industry experience, and the cost of finding replacements may hurt our business. If we are unable to continue to attract and retain highly qualified employees, our performance, including our competitive position, could be adversely affected.

Our strategic transactions present risks and uncertainties and could have an adverse effect on our business, financial condition and results of operations.

From time to time, to achieve our strategic objectives, we have acquired, disposed of, or invested in (including through joint venture relationships) companies and businesses and have entered into strategic alliances or other collaborations with third-party service providers to deliver products and services to clients, and may do so in the future. Our ability to pursue or complete strategic transactions is in certain instances subject to regulatory approval and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted. Moreover, to the extent we pursue a strategic transaction, there can be no guarantee that the transaction will close when anticipated, or at all. If a strategic transaction does not close, or if the strategic transaction fails to maximize shareholder value or required regulatory approval is not obtained, it could have an adverse effect on our business, financial condition and results of operations.

Each acquisition poses integration challenges, including successfully retaining and assimilating clients and key employees, capitalizing on certain revenue synergies and integrating the acquired company’s employees, culture, control functions, systems and technology. In some cases, acquisitions involve entry into new businesses or new geographic or other markets, and these situations also present risks and uncertainties in instances where we may be inexperienced in these new areas. We may be required to spend a significant amount of time and resources to integrate these acquisitions. The anticipated integration benefits may take longer to achieve than projected and the time and cost needed to consolidate control functions, platforms and systems may significantly exceed our estimates. If we fail to successfully integrate strategic acquisitions, including doing so in a timely and cost-effective manner, we may not realize the expected benefits, which could have an adverse impact on our business, financial condition and results of operations. In addition, we may incur expenses, costs, losses, penalties, taxes and other liabilities related to the conduct of the acquired businesses prior to the date of our ownership (including in connection with the defense and/or settlement of legal and regulatory claims, investigations and proceedings) which may not be recoverable through indemnification or otherwise. If the purchase price we pay in an acquisition exceeds the fair value of assets acquired less the liabilities we assume, then we may need to recognize goodwill on our consolidated balance sheet. Goodwill is an intangible asset that is not eligible for inclusion in regulatory capital under applicable requirements. Further, if the value of the acquisition declines, we may be required to record an impairment charge.

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

Joint ventures, non-controlling investments, strategic alliances and other collaborations contain potentially increased financial, legal, reputational, operational, regulatory and/or compliance risks. We may be dependent on joint venture partners, firms with which we collaborate, controlling shareholders or management who may have business interests, strategies or goals that are inconsistent with ours. Business decisions or other actions or omissions of the joint venture partner, the firms with which we collaborate, controlling shareholders or management may adversely affect the value of our investment (or, in the case of strategic alliances or other collaborations, the value of our products or services), impact our results of operations, result in litigation or regulatory action against us and otherwise damage our reputation and brand.

106 BNY Mellon

Risk Factors (continued)
Additional Risks

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. Harm to our reputation can result from numerous sources, including adverse publicity or negative information, whether or not true, arising from events occurring at BNY Mellon, other financial institutions or in the financial markets, perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality, or a failure to appropriately describe our products and services, the purported actions of our employees or the use of social media by our employees, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. For example, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY Mellon and our cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Our reputation may be significantly damaged by adverse publicity or negative information regarding BNY Mellon, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other internet forums. The speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

Additionally, governmental scrutiny from regulators, tax authorities, legislative bodies and law enforcement agencies with respect to financial services companies has remained at elevated levels. Press coverage and other public statements, including information posted on social media or other internet forums, that allege some form of wrongdoing (including, in some cases, press coverage and public statements that do not directly involve BNY Mellon) often result in some type of investigation or in lawsuits. Certain enforcement authorities have recently required admissions of wrongdoing, and in some cases, criminal pleas, as part of the resolution of matters brought by them against financial institutions. Any such resolution of a matter involving BNY Mellon could lead to increased exposure to civil litigation, could adversely affect our reputation and ability to do business in certain products and in certain jurisdictions and could have other negative effects.

Climate change concerns could adversely affect our business, affect client activity levels and damage our reputation.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers’ and businesses’ behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. Climate change may also have a negative impact on the financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. In addition, our reputation may be damaged as a result of our involvement, or our clients’ involvement, in certain industries or projects associated with climate change and we could face pressure from individuals or groups to cease doing business in such industries or projects.

Impacts from natural disasters, climate change, acts of terrorism, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, which includes clients, counterparties, vendors and other third parties, we are subject to risks of loss from the outbreak of hostilities, acts of terrorism, impacts from natural disasters, climate change, pandemics, such as the coronavirus, global conflicts or other similar catastrophic events that could have a negative impact on our business and operations. We may also be impacted by unfavorable political, economic, legal or

BNY Mellon 107

Risk Factors (continued)
other developments, including but not limited to social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, the imposition of tariffs or other limitations on international trade and travel, and changes in laws and regulations.

While we have business continuity and disaster recovery plans in place, such events could still damage our facilities, disrupt or delay normal business operations (including communications, technology and physical access to our facilities), result in harm or cause travel limitations on our employees, with a similar impact on our clients, suppliers and counterparties. Notwithstanding our efforts to maintain business continuity and disaster recovery plans, to the extent a catastrophic event occurs and our remote work arrangements fail or are otherwise impaired, our ability to service and interact with our clients may suffer. If we are unable to implement and maintain remote work arrangements, including, for example, because of an internal or external failure of our information technology infrastructure or increased rates of employee illness or unavailability, our business continuity status would be adversely impacted and there would be a disruption to our businesses.

Catastrophic events, including those caused by climate change, could also negatively impact the purchase of our products and services if those events result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity, or in financial market settlement functions, which could negatively impact our business and results of operations. In addition, catastrophic events, including those caused by climate change, pandemics, such as the coronavirus, war, terror attacks, political unrest, global conflicts, efforts to combat terrorism and other potential military activities and outbreaks of hostilities may lead, and in some cases have led, to higher market volatility, as well as an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of non-performing assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations. Furthermore, we invest in renewable energy projects, which have been and may in the future be adversely affected by extreme weather events, natural disasters and other catastrophic events.

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business. Future tax laws or the expiration of or changes in existing tax laws, or the interpretation of those laws worldwide, could also have a material impact on our business or net income. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings. In addition, upon any change in tax law, we must recognize the effect of the change on our deferred tax assets and liabilities. An increase in tax rates would likely result in an increase in our net deferred tax liabilities and a reduction in our net income in the period of enactment of the change. See Note 12 of the Notes to Consolidated Financial Statements for further information.

Changes in accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.

From time to time, the Financial Accounting Standards Board (“FASB”), the SEC and bank regulators change the financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards. These changes are difficult to predict and can materially impact how we record and report our financial condition, results of operations, cash flows and other financial data. For example, the FASB issued a new accounting standard that was adopted effective Jan. 1, 2020 referred to as the Current Expected Credit Loss (“CECL”), requiring financial

108 BNY Mellon

Risk Factors (continued)
institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowance for credit losses. The ongoing impact of CECL will be significantly influenced by the composition, characteristics and quality of our loan portfolio and lending-related commitments, as well as prevailing economic conditions, expectations of future economic conditions, models and methodologies utilized. Should these factors materially change, we may be required to increase or decrease our allowance for credit losses, which may have a material adverse effect on our financial condition and results of operations. In some cases, the FASB, the SEC and bank regulators may change financial accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards that may require us to apply a new or revised standard retrospectively, potentially resulting in the restatement of our prior period financial statements and our related disclosures.

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions and use judgments about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for credit losses, the fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in future impairments of goodwill and intangible assets and establishment of allowances for credit losses as well as litigation and regulatory contingencies. Estimates of fair value are based upon assumptions believed to be reasonable but which are uncertain and involve significant judgments. In performing our annual goodwill test, we may use an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach are based on management’s projections. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. Factors that may significantly affect the cash flow estimates include, among others, market values of assets we manage, customer behaviors and attrition, changes in revenue growth trends, certain money market fee waiver practices, cost structures and technology, regulatory and legislative changes, specific industry or market sector conditions, competition and changes in interest rates. In the future, small changes in the assumptions, such as changes in the cash flow estimates, discount rate or long-term growth rate, or a prolonged macroeconomic downturn may produce a material non-cash goodwill impairment. If actual or subsequent events occur that are materially different than the assumptions, judgments and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted. Recent distribution limitations for CCAR firms, including BNY Mellon, have been based on the average quarterly net income over the prior four quarters. If these or similar limitations are in place after the first quarter of 2021, a goodwill impairment charge could result in a lower limit on distributions, including common stock dividends and share repurchases. See “Recent Accounting Developments” for a discussion of recent developments to our accounting standards.

BNY Mellon 109

Supplemental Information (unaudited)
Explanation of GAAP and Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures on a tangible basis as a supplement to GAAP information, which exclude goodwill and intangible assets, net of deferred tax liabilities. We believe that the return on tangible common equity is additional useful information for investors because it presents a measure of those assets that can generate income, and the tangible book value per common share is additional useful information because it presents the level of tangible assets in relation to shares of common stock outstanding.

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

BNY Mellon has also included the adjusted pre-tax operating margin – Non-GAAP, which is the pre-tax operating margin for the Investment and Wealth Management business net of distribution and servicing expense that was passed to third parties who distribute or service our managed funds. We believe that this measure is useful when evaluating the performance of the Investment and Wealth Management business relative to industry competitors.

The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2020	2019	2018
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$3,423	$4,272	$4,097
Add: Amortization of intangible assets	104	117	180
Less: Tax impact of amortization of intangible assets	25	28	42
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$3,502	$4,361	$4,235

Average common shareholders’ equity	$39,200	$37,505	$37,818
Less: Average goodwill	17,331	17,329	17,458
Average intangible assets	3,051	3,162	3,314
Add: Deferred tax liability – tax deductible goodwill	1,144	1,098	1,072
Deferred tax liability – intangible assets	667	670	692
Average tangible common shareholders’ equity – Non-GAAP	$20,629	$18,782	$18,810

Return on common shareholders’ equity – GAAP	8.7%	11.4%	10.8%
Return on tangible common shareholders’ equity – Non-GAAP	17.0%	23.2%	22.5%

110 BNY Mellon

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2020	2019	2018
BNY Mellon shareholders’ equity at year end – GAAP	$45,801	$41,483	$40,638
Less: Preferred stock	4,541	3,542	3,542
BNY Mellon common shareholders’ equity at year end – GAAP	41,260	37,941	37,096
Less: Goodwill	17,496	17,386	17,350
Intangible assets	3,012	3,107	3,220
Add: Deferred tax liability – tax deductible goodwill	1,144	1,098	1,072
Deferred tax liability – intangible assets	667	670	692
BNY Mellon tangible common shareholders’ equity at year end – Non-GAAP	$22,563	$19,216	$18,290

Year-end common shares outstanding (in thousands)	886,764	900,683	960,426

Book value per common share – GAAP	$46.53	$42.12	$38.63
Tangible book value per common share – Non-GAAP	$25.44	$21.33	$19.04

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2020 vs.
(dollars in millions)	2020	2019	2019
Investment management and performance fees – GAAP	$3,367	$3,389	(1)%
Impact of changes in foreign currency exchange rates	—	7
Adjusted investment management and performance fees – Non-GAAP	$3,367	$3,396	(1)%

The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment and Wealth Management business.

Constant currency reconciliation – Investment and Wealth Management business			2020 vs.
(dollars in millions)	2020	2019	2019
Investment management and performance fees – GAAP	$3,368	$3,390	(1)%
Impact of changes in foreign currency exchange rates	—	7
Adjusted investment management and performance fees – Non-GAAP	$3,368	$3,397	(1)%

The following table presents the reconciliation of the pre-tax operating margin for the Investment and Wealth Management business.

Pre-tax operating margin reconciliation – Investment and Wealth Management business
(dollars in millions)	2020	2019	2018
Income before income taxes – GAAP	$971	$1,061	$1,254

Total revenue – GAAP	$3,692	$3,707	$4,071
Less: Distribution and servicing expense	338	376	407
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$3,354	$3,331	$3,664

Pre-tax operating margin – GAAP (a)	26%	29%	31%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (a)	29%	32%	34%
(a)    Income before taxes divided by total revenue.

BNY Mellon 111

Supplemental Information (unaudited) (continued)
Rate/volume analysis

Rate/volume analysis (a)	2020 over (under) 2019			2019 over (under) 2018
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$157	$(555)	$(398)	$(49)	$(34)	$(83)
Interest-bearing deposits with banks (primarily foreign banks)	65	(196)	(131)	(1)	47	46
Federal funds sold and securities purchased under resale agreements	(302)	(1,307)	(1,609)	420	618	1,038
Margin loans	63	(306)	(243)	(115)	59	(56)
Non-margin loans:
Domestic offices	59	(333)	(274)	(16)	1	(15)
Foreign offices	8	(138)	(130)	(29)	23	(6)
Total non-margin loans	67	(471)	(404)	(45)	24	(21)
Securities:
U.S. government obligations	131	(144)	(13)	(82)	27	(55)
U.S. government agency obligations	204	(478)	(274)	63	90	153
State and political subdivisions (b)	(4)	(6)	(10)	(28)	5	(23)
Other securities:
Domestic offices (b)	96	(358)	(262)	86	(74)	12
Foreign offices	73	(109)	(36)	17	52	69
Total other securities (b)	169	(467)	(298)	103	(22)	81
Total investment securities (b)	500	(1,095)	(595)	56	100	156
Trading securities (primarily domestic) (b)	29	(92)	(63)	31	(2)	29
Total securities (b)	529	(1,187)	(658)	87	98	185
Total interest revenue (b)	$579	$(4,022)	$(3,443)	$297	$812	$1,109
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$250	$(1,032)	$(782)	$206	$215	$421
Foreign offices	81	(732)	(651)	(8)	304	296
Total interest-bearing deposits	331	(1,764)	(1,433)	198	519	717
Federal funds purchased and securities sold under repurchase agreements	234	(1,388)	(1,154)	(176)	855	679
Trading liabilities	11	(31)	(20)	4	2	6
Other borrowed funds:
Domestic offices	(22)	(22)	(44)	(14)	18	4
Foreign offices	—	1	1	(1)	(2)	(3)
Total other borrowed funds	(22)	(21)	(43)	(15)	16	1
Commercial paper	(21)	(27)	(48)	(2)	6	4
Payables to customers and broker-dealers	30	(240)	(210)	(9)	56	47
Long-term debt	(39)	(281)	(320)	(4)	89	85
Total interest expense	$524	$(3,752)	$(3,228)	$(4)	$1,543	$1,539
Changes in net interest revenue (b)	$55	$(270)	$(215)	$301	$(731)	$(430)
(a)    Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.
(b)    Presented on an FTE basis.

112 BNY Mellon

Forward-looking Statements

Some statements in this Annual Report are forward-looking. These include statements about the usefulness of Non-GAAP measures, the future results of BNY Mellon, our businesses, financial, liquidity and capital condition, results of operations, liquidity, risk and capital management and processes, goals, strategies, outlook, objectives, expectations (including those regarding our performance results, expenses, nonperforming assets, products, impacts of currency fluctuations, impacts of money market fee waivers, impacts of trends on our businesses, regulatory, technology, market, economic or accounting developments and the impacts of such developments on our businesses, legal proceedings and other contingencies), human capital management (including related ambitions, objectives, aims and goals), effective tax rate, net interest revenue, estimates (including those regarding expenses, losses inherent in our credit portfolios and capital ratios), intentions (including those regarding our capital returns and expenses, including our investments in technology and pension expense), targets, opportunities, potential actions, growth and initiatives, including the potential effects of the coronavirus pandemic on any of the foregoing.

In this report, any other report, any press release or any written or oral statement that BNY Mellon or its executives may make, words, such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning, may signify forward-looking statements.

Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in “Risk Factors,” such as:
•errors or delays in our operational and transaction processing may materially adversely affect our business, financial condition, results of operations and reputation;
•our risk management framework, models and processes may not be effective in mitigating risk and reducing the potential for losses;
•the coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted;
•a communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations;
•a cybersecurity incident, or a failure to protect our computer systems, networks and information and our clients’ information against cybersecurity threats, could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses;
•we are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have, and in the future may, compel us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations;
•regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation;
•failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition;
•a failure or circumvention of our controls and procedures could have a material adverse effect on our business, financial condition, results of operations and reputation;
•we are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences;
•weakness and volatility in financial markets and the economy generally may materially adversely affect our business, financial condition and results of operations;

BNY Mellon 113

Forward-looking Statements (continued)

•changes in interest rates and yield curves have had, and may in the future continue to have, a material adverse effect on our profitability;
•we may experience losses on securities related to volatile and illiquid market conditions, reducing our earnings and impacting our financial condition;
•transitions away from and the replacement of LIBOR and other interbank offered rates could adversely impact our business, financial condition and results of operations;
•following the end of the transition period, the UK and the EU have not agreed to alternatives to the “passporting rights,” which may result in negative effects on global economic conditions, global financial markets, and our business, financial condition and results of operations;
•the failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit and counterparty risk, could expose us to loss and adversely affect our business;
•we could incur losses if our allowance for credit losses, including loan and lending-related commitment reserves, is inadequate or if our expectations of future economic conditions deteriorate;
•our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity;
•the Parent is a non-operating holding company, and as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders;
•our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock;
•any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon or BNY Mellon, N.A., could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our business, financial condition and results of operations and on the value of the securities we issue;
•the application of our Title I preferred resolution strategy or resolution under the Title II orderly liquidation authority could adversely affect the Parent’s liquidity and financial condition and the Parent’s security holders;
•new lines of business, new products and services or transformational or strategic project initiatives may subject us to additional risks, and the failure to implement these initiatives could affect our results of operations;
•we are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability;
•our business may be adversely affected if we are unable to attract, retain and motivate employees;
•our strategic transactions present risks and uncertainties and could have an adverse effect on our business, financial condition and results of operations;
•our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm;
•climate change concerns could adversely affect our business, affect client activity levels and damage our reputation;
•impacts from natural disasters, climate change, acts of terrorism, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations;
•tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition; and
•changes in accounting standards governing the preparation of our financial statements and future events could have a material impact on our reported financial condition, results of operations, cash flows and other financial data.

Investors should consider all risk factors discussed in the 2020 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other website referenced herein are not part of this report.

114 BNY Mellon

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

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2020, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2020 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report begins on page 117.

116 BNY Mellon

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY Mellon) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY Mellon as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

BNY Mellon 117

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

/s/ KPMG LLP

New York, New York
February 25, 2021

118 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2020	2019	2018
Fee and other revenue
Investment services fees:
Asset servicing fees	$4,638	$4,563	$4,608
Clearing services fees	1,716	1,648	1,616
Issuer services fees	1,092	1,130	1,099
Treasury services fees	601	559	554
Total investment services fees	8,047	7,900	7,877
Investment management and performance fees	3,367	3,389	3,647
Foreign exchange and other trading revenue	789	654	732
Financing-related fees	212	196	207
Distribution and servicing	115	129	139
Investment and other income	184	968	240
Total fee revenue	12,714	13,236	12,842
Net securities gains (losses)	33	(18)	(48)
Total fee and other revenue	12,747	13,218	12,794
Operations of consolidated investment management funds
Investment income (loss)	85	57	(12)
Interest of investment management fund note holders	1	1	1
Income (loss) from consolidated investment management funds	84	56	(13)
Net interest revenue
Interest revenue	4,109	7,548	6,432
Interest expense	1,132	4,360	2,821
Net interest revenue	2,977	3,188	3,611
Total revenue	15,808	16,462	16,392
Provision for credit losses (a)	336	(25)	(11)
Noninterest expense
Staff	5,966	6,063	6,145
Professional, legal and other purchased services	1,403	1,345	1,334
Software and equipment	1,370	1,222	1,062
Net occupancy	581	564	630
Sub-custodian and clearing	460	450	450
Distribution and servicing	336	374	406
Bank assessment charges	124	125	170
Business development	105	213	228
Amortization of intangible assets	104	117	180
Other	555	427	606
Total noninterest expense	11,004	10,900	11,211
Income
Income before income taxes	4,468	5,587	5,192
Provision for income taxes	842	1,120	938
Net income	3,626	4,467	4,254
Net (income) loss attributable to noncontrolling interests related to consolidated investment management funds	(9)	(26)	12
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,617	4,441	4,266
Preferred stock dividends	(194)	(169)	(169)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,423	$4,272	$4,097
(a)    The provision for credit losses for 2020 relates to the financial instruments within the scope of Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

BNY Mellon 119

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2020	2019	2018
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,423	$4,272	$4,097
Less: Earnings allocated to participating securities	6	18	27
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$3,417	$4,254	$4,070

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2020	2019	2018
Basic	890,839	939,623	1,002,922
Common stock equivalents	2,425	5,087	6,801
Less: Participating securities	(750)	(1,601)	(2,582)
Diluted	892,514	943,109	1,007,141

Anti-dilutive securities (a)	4,968	4,014	6,804
(a)    Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2020	2019	2018
Basic	$3.84	$4.53	$4.06
Diluted	$3.83	$4.51	$4.04

See accompanying Notes to Consolidated Financial Statements.

120 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2020	2019	2018
Net income	$3,626	$4,467	$4,254
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	508	151	(313)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	1,202	512	(416)
Reclassification adjustment	(25)	14	36
Total unrealized gain (loss) on assets available-for-sale	1,177	526	(380)
Defined benefit plans:
Prior service cost arising during the period	—	(1)	—
Net (loss) arising during the period	(107)	(87)	(189)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	77	34	69
Total defined benefit plans	(30)	(54)	(120)
Net unrealized gain (loss) on cash flow hedges	5	3	(10)
Total other comprehensive income (loss), net of tax (a)	1,660	626	(823)
Total comprehensive income	5,286	5,093	3,431
Net (income) loss attributable to noncontrolling interests	(9)	(26)	12
Other comprehensive (income) loss attributable to noncontrolling interests	(2)	(3)	11
Comprehensive income applicable to shareholders of The Bank of New York Mellon Corporation	$5,275	$5,064	$3,454
(a)    Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $1,658 million for the year ended Dec. 31, 2020, $623 million for the year ended Dec. 31, 2019 and $(812) million for the year ended Dec. 31, 2018.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 121

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2020	2019
Assets
Cash and due from banks, net of allowance for credit losses of $4 at Dec. 31, 2020 (a)	$6,252	$4,830
Interest-bearing deposits with the Federal Reserve and other central banks	141,775	95,042
Interest-bearing deposits with banks, net of allowance for credit losses of $3 at Dec. 31, 2020 (includes restricted of $3,167 and $2,437) (a)	17,300	14,811
Federal funds sold and securities purchased under resale agreements	30,907	30,182
Securities:
Held-to-maturity, at amortized cost, net of allowance for credit losses of less than $1 at Dec. 31, 2020 (fair value of $49,224 and $34,805) (a)	47,946	34,483
Available-for-sale, at fair value (amortized cost of $105,141 and $87,435, net of allowance for credit losses of $11 at Dec. 31, 2020) (a)	108,495	88,550
Total securities	156,441	123,033
Trading assets	15,272	13,571
Loans	56,469	54,953
Allowance for credit losses (a)	(358)	(122)
Net loans	56,111	54,831
Premises and equipment	3,602	3,625
Accrued interest receivable	510	624
Goodwill	17,496	17,386
Intangible assets	3,012	3,107
Other assets, net of allowance for credit losses on accounts receivable of $4 at Dec. 31, 2020 (includes $522 and $419, at fair value) (a)	20,468	20,221
Subtotal assets of operations	469,146	381,263
Assets of consolidated investment management funds, at fair value	487	245
Total assets	$469,633	$381,508
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$83,854	$57,630
Interest-bearing deposits in U.S. offices	133,479	101,542
Interest-bearing deposits in non-U.S. offices	124,212	100,294
Total deposits	341,545	259,466
Federal funds purchased and securities sold under repurchase agreements	11,305	11,401
Trading liabilities	6,031	4,841
Payables to customers and broker-dealers	25,085	18,758
Commercial paper	—	3,959
Other borrowed funds	350	599
Accrued taxes and other expenses	5,696	5,642
Other liabilities (including allowance for credit losses on lending-related commitments of $121 and $94, also includes $1,107 and $607, at fair value) (a)	7,514	7,612
Long-term debt (includes $400 and $387, at fair value)	25,984	27,501
Subtotal liabilities of operations	423,510	339,779
Liabilities of consolidated investment management funds, at fair value	3	1
Total liabilities	423,513	339,780
Temporary equity
Redeemable noncontrolling interests	176	143
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 45,826 and 35,826 shares	4,541	3,542
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,382,306,327 and 1,374,443,376 shares	14	14
Additional paid-in capital	27,823	27,515
Retained earnings	34,241	31,894
Accumulated other comprehensive loss, net of tax	(985)	(2,638)
Less: Treasury stock of 495,542,796 and 473,760,338 common shares, at cost	(19,833)	(18,844)
Total The Bank of New York Mellon Corporation shareholders’ equity	45,801	41,483
Nonredeemable noncontrolling interests of consolidated investment management funds	143	102
Total permanent equity	45,944	41,585
Total liabilities, temporary equity and permanent equity	$469,633	$381,508
(a)    In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

122 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2020	2019	2018
Operating activities
Net income	$3,626	$4,467	$4,254
Net (income) attributable to noncontrolling interests	(9)	(26)	12
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,617	4,441	4,266
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses (a)	336	(25)	(11)
Pension plan contributions	(25)	(45)	(55)
Depreciation and amortization	1,630	1,315	1,339
Deferred tax (benefit)	(193)	(69)	(525)
Net securities (gains) losses	(33)	18	48
Change in trading assets and liabilities	(496)	(5,167)	(574)
Change in accruals and other, net	202	(372)	1,508
Net cash provided by operating activities	5,038	96	5,996
Investing activities
Change in interest-bearing deposits with banks	(1,393)	(970)	(2,011)
Change in interest-bearing deposits with the Federal Reserve and other central banks	(42,857)	(26,763)	21,954
Purchases of securities held-to-maturity	(29,651)	(8,822)	(5,055)
Paydowns of securities held-to-maturity	9,291	5,149	4,346
Maturities of securities held-to-maturity	7,097	3,192	6,317
Purchases of securities available-for-sale	(68,430)	(46,435)	(32,404)
Sales of securities available-for-sale	13,316	11,444	8,247
Paydowns of securities available-for-sale	10,476	7,516	7,716
Maturities of securities available-for-sale	27,592	26,504	9,063
Net change in loans	(1,271)	1,486	4,620
Sales of loans and other real estate	15	147	263
Change in federal funds sold and securities purchased under resale agreements	(708)	16,615	(18,662)
Net change in seed capital investments	18	74	59
Purchases of premises and equipment/capitalized software	(1,222)	(1,210)	(1,108)
Proceeds from the sale of premises and equipment	—	—	23
Proceeds from the sale of an equity method investment	—	849	—
Dispositions, net of cash	—	—	84
Other, net	(728)	676	(153)
Net cash (used for) provided by investing activities	(78,455)	(10,548)	3,299
Financing activities
Change in deposits	77,523	20,663	(2,874)
Change in federal funds purchased and securities sold under repurchase agreements	(361)	(2,822)	(920)
Change in payables to customers and broker-dealers	5,977	(981)	(433)
Change in other borrowed funds	(270)	(2,651)	164
Change in commercial paper	(3,959)	2,020	(1,136)
Net proceeds from the issuance of long-term debt	2,993	2,993	5,143
Repayments of long-term debt	(5,200)	(5,250)	(3,650)
Proceeds from the exercise of stock options	46	65	80
Issuance of common stock	12	21	40
Issuance of preferred stock	1,567	—	—
Treasury stock acquired	(989)	(3,327)	(3,269)
Preferred stock redemption	(583)	—	—
Common cash dividends paid	(1,117)	(1,120)	(1,052)
Preferred cash dividends paid	(179)	(169)	(169)
Amortization of preferred stock discount	15	—	—
Other, net	33	17	(22)
Net cash provided by (used for) financing activities	75,508	9,459	(8,098)
Effect of exchange rate changes on cash	61	2	(72)
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	2,152	(991)	1,125
Cash and due from banks and restricted cash at beginning of period	7,267	8,258	7,133
Cash and due from banks and restricted cash at end of period	$9,419	$7,267	$8,258
Cash and due from banks and restricted cash
Cash and due from banks at end of period (unrestricted cash)	$6,252	$4,830	$5,864
Restricted cash at end of period	3,167	2,437	2,394
Cash and due from banks and restricted cash at end of period	$9,419	$7,267	$8,258
Supplemental disclosures
Interest paid	$1,236	$4,400	$2,711
Income taxes paid	1,341	989	983
Income taxes refunded	60	669	175
(a)    In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 of the Notes to Consolidated Financial Statements for additional information.
See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 123

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2019	$3,542	$14	$27,515	$31,894	$(2,638)	$(18,844)	$102	$41,585	(a)	$143
Impact of adopting ASU 2016-13, Financial Instruments – Credit Losses	—	—	—	45	(5)	—	—	40		—
Adjusted balance at Jan. 1, 2020	3,542	14	27,515	31,939	(2,643)	(18,844)	102	41,625		143
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		80
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(31)
Other net changes in noncontrolling interests	—	—	12	—	—	—	32	44		(18)
Net income	—	—	—	3,617	—	—	9	3,626		—
Other comprehensive income	—	—	—	—	1,654	—	—	1,654		2
Dividends:
Common stock at $1.24 per share	—	—	—	(1,117)	—	—	—	(1,117)		—
Preferred stock	—	—	—	(179)	—	—	—	(179)		—
Repurchase of common stock	—	—	—	—	—	(989)	—	(989)		—
Common stock issued under employee benefit plans	—	—	26	—	—	—	—	26		—
Preferred stock redemption	(583)	—	—	—	—	—	—	(583)		—
Preferred stock issued	1,567	—	—	—	—	—	—	1,567		—
Stock awards and options exercised	—	—	270	—	—	—	—	270		—
Amortization of preferred stock discount	15	—	—	(15)	—	—	—	—		—
Other	—	—	—	(4)	4	—	—	—		—
Balance at Dec. 31, 2020	$4,541	$14	$27,823	$34,241	$(985)	$(19,833)	$143	$45,944	(a)	$176
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,941 million at Dec. 31, 2019 and $41,260 million at Dec. 31, 2020.

124 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2018	$3,542	$14	$27,118	$28,652	$(3,171)	$(15,517)	$101	$40,739	(a)	$129
Reclassification of certain tax effects related to adopting ASU 2018-02	—	—	—	90	(90)	—	—	—		—
Adjusted balance at Jan. 1, 2019	3,542	14	27,118	28,742	(3,261)	(15,517)	101	40,739		129
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		77
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(48)
Other net changes in noncontrolling interests	—	—	6	—	—	—	(25)	(19)		(18)
Net income	—	—	—	4,441	—	—	26	4,467		—
Other comprehensive income	—	—	—	—	623	—	—	623		3
Dividends:
Common stock at $1.18 per share	—	—	—	(1,120)	—	—	—	(1,120)		—
Preferred stock	—	—	—	(169)	—	—	—	(169)		—
Repurchase of common stock	—	—	—	—	—	(3,327)	—	(3,327)		—
Common stock issued under:
Employee benefit plans	—	—	28	—	—	—	—	28		—
Direct stock purchase and dividend reinvestment plan	—	—	11	—	—	—	—	11		—
Stock awards and options exercised	—	—	352	—	—	—	—	352		—
Balance at Dec. 31, 2019	$3,542	$14	$27,515	$31,894	$(2,638)	$(18,844)	$102	$41,585	(a)	$143
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,096 million at Dec. 31, 2018 and $37,941 million at Dec. 31, 2019.

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
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,709 million at Dec. 31, 2017 and $37,096 million at Dec. 31, 2018.

See accompanying Notes to Consolidated Financial Statements.

126 BNY Mellon

Notes to Consolidated Financial Statements

Note 1–Summary of significant accounting and reporting policies

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our two principal businesses, Investment Services and Investment and Wealth Management, we serve institutions, corporations and high-net-worth individuals. See Note 24 for the primary products and services of our principal businesses and other information.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Our most significant estimates pertain to our allowance for credit losses, fair value of financial instruments and derivatives, goodwill and other intangibles and litigation and regulatory contingencies. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition.

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

BNY Mellon 127

Notes to Consolidated Financial Statements (continued)

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

We reconsider and reassess whether or not we are the primary beneficiary of a VIE when governing documents or contractual arrangements are changed that would reallocate the obligation to absorb expected losses or receive expected residual returns between BNY Mellon and the other investors. This could occur when BNY Mellon disposes of any portion of its variable interests in the VIE, when we acquire additional variable interests in the VIE, when additional variable interests are issued to other investors or when other investors liquidate their variable interest in the VIE.

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

Equity method investments at Dec. 31, 2020
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Global Securities Services Company (“CIBC Mellon”)	50%	$698
Siguler Guff	20%	$223

Restricted cash and securities

Cash and securities may be segregated under federal and other regulatory requirements and consists of excess client funds held by our broker-dealer entities. Restricted cash is included in interest-bearing deposits with banks on the balance sheet and with cash and due from banks when reconciling the beginning and end-of-period balances on the consolidated statement of cash flows.

Securities purchased under resale agreements and securities sold under repurchase agreements

Securities purchased under resale agreements and securities sold under repurchase agreements are accounted for as collateralized financings. Generally,

128 BNY Mellon

Notes to Consolidated Financial Statements (continued)

these agreements are recorded at the amounts at which the securities will be subsequently resold or repurchased, plus accrued interest.

Securities purchased under resale agreements are fully collateralized with high-quality liquid securities. Collateral requirements are monitored and additional collateral is received or provided, as required. As such, these transactions carry minimal credit risk and are generally not allocated an allowance for credit losses.

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

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale is recorded net of tax as an addition to, or deduction from, OCI, unless an expected credit loss is recognized. If we determine that a credit loss exists, the amount is recognized as an allowance for credit losses in securities – available-for-sale, with a corresponding adjustment to the provision for credit losses and the non-credit portion of the unrealized loss is recognized in OCI. Realized gains and losses on sales of available-for-sale securities are reported on the income statement. The cost of debt securities sold is determined on a specific identification method. Held-to-maturity securities are measured at amortized cost. If we determine that a credit loss exists, the amount is recognized as an allowance for credit losses in securities – held-to-maturity, with a corresponding adjustment to the provision for credit losses.

The accounting policy for estimating credit losses related to securities held-to-maturity changed beginning in the first quarter of 2020 as a result of the adoption of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU also included targeted amendments with respect to credit losses for available-for-sale debt securities. Additional information regarding the Company’s policy for recognition of expected credit losses for securities available-for-sale and securities held-to-maturity is contained within “Allowance for credit losses – Securities – Debt” and “Allowance for credit losses – Other” below.

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

For debt securities that are beneficial interests in securitized financial assets and are not high credit quality, ASC 325, Investments – Other, provides that cash flows be discounted at the current yield used to accrete the beneficial interest. A credit loss is recognized when there is an adverse change in expected cash flows.

If we intend to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its cost basis, the security is written down to fair value and the credit and non-credit components of the unrealized loss are recognized in earnings and subsequently accreted to interest income on an effective yield basis over the life of the security. Subsequent increases in the fair value of the security after the write-down are included in OCI.

The accounting policy for the determination of the fair value of financial instruments has been identified as a “critical accounting estimate” as it requires us to make numerous assumptions based on available market data. See Note 4 for these disclosures.

BNY Mellon 129

Notes to Consolidated Financial Statements (continued)

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

Troubled debt restructurings/loan modifications

A modified loan is considered a troubled debt restructuring (“TDR”) if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered.  A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Credit losses related to TDRs are accounted for under an individual evaluation methodology (see “Allowance for credit losses” below). Credit losses for anticipated TDRs are accounted for similarly to TDRs and are identified when there is a reasonable expectation that a TDR will be executed with the borrower and when we expect the modification to affect the timing or amount of payments and/or the payment term.

Due to the coronavirus pandemic, there have been two forms of relief provided for classifying loans as TDRs: The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) and the Interagency Guidance (as defined below). Financial institutions may account for eligible loan modifications either under the CARES Act or the Interagency Guidance. The Company has elected to apply both the CARES Act and the Interagency Guidance, as applicable, in providing borrowers with loan modification relief in response to the coronavirus pandemic.

The CARES Act, which became law on March 27, 2020, provides that financial institutions may, subject to certain conditions, elect to temporarily suspend the U.S. GAAP requirements with respect to loan modifications related to the coronavirus pandemic that were current as of Dec. 31, 2019 and that would otherwise be identified and treated as TDRs. On Dec. 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law and extends the period established by the CARES Act under which consideration of TDR identification and accounting triggered by effects of the coronavirus pandemic are suspended. That period is extended one year to the earlier of Jan. 1, 2022, or 60 days after the date on which the national emergency terminates.

Various banking regulators issued guidance in the April 7, 2020 “Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (revised)” (“Interagency Guidance”) on loan modification treatment pursuant to which financial institutions can apply the U.S. GAAP requirements for loan modifications. In accordance with this guidance, a loan modification is not considered a TDR if the modification is related to the coronavirus pandemic, the borrower had been current when the modification program was implemented, and the modification includes payment deferrals for not more than six months.

Nonperforming assets

Commercial loans are placed on nonaccrual status when principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected.

130 BNY Mellon

Notes to Consolidated Financial Statements (continued)

When a first or second lien residential mortgage loan reaches 90 days delinquent, it is subject to an individual evaluation of credit loss and placed on nonaccrual status.

When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against current period interest revenue. Interest receipts on nonaccrual loans are recognized as interest revenue or are applied to principal when we believe the ultimate collectability of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest become current and remain current for a specified period.

“Allowance for credit losses” below provides additional information regarding the individual evaluation of credit losses for nonperforming loans.

Allowance for credit losses

The accounting policy for estimating credit losses related to financial assets measured at amortized cost, including loans and lending-related commitments, changed beginning in the first quarter of 2020 as a result of the adoption of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU also included targeted amendments with respect to credit losses for available-for-sale debt securities. The accounting policy for determining the allowances has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates and assumptions relating to amounts which are judgmental and inherently uncertain.

Credit quality is monitored by management and is reflected within the allowance for credit losses. The allowance represents management’s estimate of expected credit losses over the expected contractual life of the financial instruments as of the balance sheet date. The allowance methodology is designed to provide procedural discipline in assessing the appropriateness of the allowance.

A quantitative methodology and qualitative framework is used to estimate the allowance for credit losses. The qualitative framework is described in further detail within “Allowance for credit losses – Other” below. The quantitative component of our estimate uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The allowance may be determined using various methods, including discounted cash flow methods, loss-rate methods, probability of default methods or other methods that we determine to be appropriate. We estimate our expected credit losses using the probability of default method for the majority of our financial assets. We measure expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For a financial asset that does not share risk characteristics with other assets, expected credit losses are measured based on an individual evaluation method.

In our estimate, with the exception of our small home equity line of credit portfolio, available-for-sale debt securities, and individually evaluated financial assets, we utilize a multi-scenario macroeconomic forecast which includes a weighting of three scenarios: a baseline and upside and downside scenarios and allows us to develop our estimate using a wide span of economic variables. Our baseline scenario reflects a view on likely performance of each global region and the other two scenarios are designed relative to the baseline scenario. This approach incorporates a reasonable and supportable forecast period spanning the life of the asset, and this period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. The length of each of the two components depends on the underlying financial instrument, scenario and underlying economic input variable. In general, the initial economic outlook period for each economic input variable under each scenario ranges between several months and two years. The speed at which the scenario-specific forecasts revert to long-term historical mean is based on observed historical patterns of mean reversion at the economic variable input level that are reflected in our model parameter estimates. Certain macroeconomic variables such as unemployment or home prices take longer to revert after a contraction, though specific recovery times are scenario-specific. Reversion will usually take longer the further away the scenario-specific forecast is from the historical mean. On a quarterly basis, within a developed governance structure, we update these scenarios for current economic conditions and may adjust the scenario weighting based on our economic outlook.

BNY Mellon 131

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses – Loans and lending-related commitments

The allowance for credit losses on loans is presented as a valuation allowance to loans, and the allowance for credit losses on lending-related commitments is recorded in other liabilities. The components of the allowance for credit losses on loans and lending-related commitments consist of the following three elements:
•a pooled allowance component for higher risk-rated and pass-rated commercial and institutional credits;
•a pooled allowance component for residential mortgage loans; and
•an asset-specific allowance component involving individually evaluated credits of $1 million or greater.

The first element, a pooled allowance component for higher risk-rated and pass-rated commercial and institutional credits, is based on our expected credit loss model using the probability of default method, which has been adjusted for the forecast of economic conditions. Individual credit analyses are performed on such loans before being assigned a credit rating. All borrowers are collectively evaluated based on their credit rating. The loss expected in each loan incorporates the borrower’s credit rating, facility rating and maturity. The loss given default, derived from the facility rating, incorporates a recovery expectation, and for unfunded lending exposures, an estimate of the use of the facility at default (usage given default). The borrower’s probability of default is derived from the associated credit rating. The probability of default and the loss given default are applied to the estimated facility amount at default to determine the quantitative component of the allowance. For each of the different parameters, specific credit models are developed for each segment of our portfolio, including commercial loans and lease financing, commercial real estate, financial institutions and other. Segmentation is established based on risk characteristics of the loans and how risk is monitored. We use both internal and external data in the development of these parameters. In estimating the term of the exposures and resulting effect on the measurement of expected credit loss, we consider the impact of potential prepayments as well as the effect of borrower extension options. Borrower ratings are reviewed at least annually and are periodically mapped to third-party databases, including rating agency and default and recovery databases, to ensure ongoing consistency and validity. Higher risk-rated loans and lending-related commitments are reviewed quarterly.

The second element, a pooled allowance component for residential mortgage loans, is determined by first segregating our mortgage pools into two categories: (i) our wealth management mortgages and (ii) our legacy mortgage portfolio disclosed as other residential mortgages. We then apply models to each portfolio to predict prepayments, default rates and loss severity. We consider historical loss experience and use a loan-level, multi-period default model which further segments each portfolio by product type, including first lien fixed rate mortgages, first lien adjustable rate mortgages, second lien mortgages and interest-only mortgages. We calculate the mortgage loss up to loan contractual maturity and embed a reasonable and supportable forecast and macroeconomic variable inputs which are described above. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and limited internal data. Our legacy mortgage portfolio and home equity line of credit portfolios represent small sub-segments of our mortgage loans.

The third element, individually evaluated credits, is based on individual analysis of loans of $1 million and greater which no longer share the risk characteristics with other loans. Factors we consider in measuring the extent of expected credit loss include the payment status, collateral value, the borrower’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, anticipated modifications of payment structure or term for troubled borrowers, and recoveries if they can be reasonably estimated. We measure the expected credit loss as the difference between the amortized cost basis in the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally consider nonperforming loans as well as loans that have been or are anticipated to be modified under a troubled debt restructuring for individual evaluation given the risk characteristics of such loans.

132 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses – Securities – Debt

When estimating expected credit losses, we segment our available-for-sale and held-to-maturity debt securities portfolios by major asset class. This is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type.

Debt securities are classified as available-for-sale securities when we intend to hold the securities for an indefinite period of time or when the securities may be used for tactical asset/liability management purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost represents the unrealized gains or losses on assets classified as available-for-sale, and is recorded net of tax as an addition to, or deduction from, OCI, unless we determine that this difference or a portion thereof represents an expected credit loss. If we determine that a credit loss exists, the amount is recognized as an allowance for credit losses in securities – available-for-sale, with a corresponding adjustment to the provision for credit losses. We evaluate credit losses at the individual security level and do not recognize credit losses if the fair value exceeds amortized cost, and if we determine that a credit loss exists, we limit the recognition of the loss to the difference between fair value and amortized cost. In our determination of whether an expected credit loss exists, we routinely conduct periodic reviews and examine various quantitative and qualitative factors that are unique to each portfolio, including the severity of the unrealized loss position, agency rating, credit enhancement, cash flow deterioration and other factors. The measurement of an expected credit loss is then based on the best estimate of the present value of cash flows to be collected from the debt security. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. Changes to the present value of cash flows due to the passage of time are recognized within the allowance for credit losses.

We estimate expected credit losses for held-to-maturity debt securities using a similar methodology as described in the first allowance element within “Allowance for credit losses – Loans and lending-related commitments” above. The allowance for credit losses on held-to-maturity debt securities is recorded in securities – held-to-maturity. The components of the credit loss calculation for each major portfolio or asset class include a probability of default and loss given default and their values depend on the forecast behavior of variables in the macroeconomic environment. For structured debt securities, we estimated expected credit losses at the individual security level and use a cash flow model to project principal losses. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. The difference is reflected in the allowance for credit losses, and changes to the present value of cash flows due to the passage of time are recognized within the allowance for credit losses.

We currently do not require an estimate of expected credit losses to be measured and recorded for U.S. Treasury securities, agency debt securities, and other debt securities that meet certain conditions that are based on a combination of factors such as guarantees, credit ratings and other credit quality factors. These assets are monitored within our established governance structure on a recurring basis to determine if any changes are warranted.

Allowance for credit losses – Other financial instruments

We also estimate expected credit losses associated with margin loans, reverse repurchase agreements, security lending indemnifications, and deposits with third-party financial institutions using a similar methodology as described in the first allowance element within “Allowance for credit losses – Loans and lending-related commitments” above. The allowance for credit losses on reverse repurchase agreements is recorded in federal funds sold and securities purchased under resale agreements; the allowance for credit losses on securities lending indemnifications is recorded in other liabilities and the allowance for credit losses on deposits with third-party financial institutions is recorded in cash and due from banks or interest-bearing deposits with banks. Our reverse repurchase agreements are short term and subject to continuous over-collateralization by our counterparties and timely collateral replenishment, when necessary. As a result, we estimate the expected credit loss related to the uncollateralized portion of the asset at the balance sheet date, if any, and when there is a reasonable expectation that the counterparty will not replenish the collateral in compliance with the terms of the repurchase agreement. This method is also applied to margin

BNY Mellon 133

Notes to Consolidated Financial Statements (continued)

lending arrangements and securities lending indemnifications.

Allowance for credit losses – Other

We do not apply our credit loss measurement methodologies to accrued interest receivable balances related to our loan, debt securities and deposits with third-party financial institution assets given our nonaccrual policy that requires charge-off of interest receivable when deemed uncollectible. Accrued interest receivable related to these instruments is presented in total with other interest-bearing instruments in the consolidated balance sheet. Accrued interest receivable related to each major loan class is disclosed within our credit quality disclosure in Note 5.

Our policy for credit losses related to purchased financial assets requires an evaluation to be performed prior to the effective purchase date to determine if more than an insignificant decline in credit quality has occurred during the period between the origination and purchase date, or, in the case of debt securities, the period between the issuance and purchase date. If we purchase a financial asset with more than insignificant deterioration in credit quality, the measurement of expected credit loss is performed using the methodologies described above, and the credit loss is recorded as an allowance for credit losses on the purchase date. Subsequent to purchase, changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the allowance. We evaluate various factors in the determination of whether a more than an insignificant decline in credit quality has occurred and these factors vary depending upon the type of asset purchased. Such factors include changes in risk rating and/or agency rating, collateral deterioration, payment status, purchase price, credit spreads and other factors. We did not purchase any such assets in 2020 and did not own such assets as of Dec. 31, 2020.

We apply a separate credit loss methodology to accounts receivables to estimate the expected credit losses associated with these short-term receivables which historically have not resulted in significant credit losses. The allowance for credit losses on accounts receivables is reflected in other assets.

The qualitative component of our estimate for the allowance for credit losses is intended to capture expected losses that may not have been fully captured in the quantitative component. Through an established governance structure, management determines the qualitative allowance each period based on an evaluation of various internal and environmental factors which include: scenario weighting and sensitivity risk, credit concentration risk, economic conditions and other considerations. We may also make adjustments for idiosyncratic risks. Once determined in the aggregate, our qualitative allowance is then allocated to each of our financial instrument portfolios except for debt securities and those instruments carried in other assets based on the respective instruments’ quantitative allowance balances. The allocation of this additional allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

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

Leasing

We determine if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date or at lease modification date for certain lease modifications. For all leases, we use a discount rate that represents a collateralized incremental borrowing rate based on similar terms and information available at lease commencement date or at the modification date for certain lease modifications in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include

134 BNY Mellon

Notes to Consolidated Financial Statements (continued)

certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases.

For all leases, we have elected to account for the contractual lease and non-lease components as a single lease component and include them in the calculation of the lease liability. The non-lease variable components, such as maintenance expense and other variable costs, including non-index or rate escalations, have been excluded from the calculation and disclosed separately. Additionally, for certain equipment leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

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

Identified intangible assets and goodwill

Identified intangible assets with estimable lives are amortized in a pattern consistent with the assets’ identifiable cash flows or using a straight-line method over their remaining estimated benefit periods if the pattern of cash flows is not estimable. Intangible assets with estimable lives are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset. Goodwill and intangibles with indefinite lives are not amortized, but are assessed annually for impairment, or more often if events and circumstances indicate it is more likely than not they may be impaired and to determine if the lives are no longer indefinite and should be amortized. The amount of goodwill impairment, if any, is determined by the excess of the carrying value of the reporting unit over its fair value. The accounting policy for valuing and impairment testing of identified intangible assets and goodwill has been identified as a “critical accounting estimate” as it requires us to make numerous complex and subjective estimates. See Note 7 for additional disclosures related to goodwill and intangible assets.

Investments in qualified affordable housing projects

Investments in qualified affordable housing projects through a limited liability entity are accounted for utilizing the proportional amortization method.  Under the proportional amortization method, the initial cost of the investment is amortized to the

BNY Mellon 135

Notes to Consolidated Financial Statements (continued)

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

Seed capital

Seed capital investments are generally classified as other assets and carried at fair value unless we are required to consolidate the investee due to having a controlling financial interest. Unrealized gains and losses on seed capital investments are recorded in investment and other income. Certain risk retention investments in our collateralized loan obligations (“CLOs”) are classified as available-for-sale securities.

Noncontrolling interests

Noncontrolling interests represent the portion of consolidated entities that are owned by parties other than BNY Mellon. Noncontrolling interests included in permanent equity are adjusted for the income or loss attributable to the noncontrolling interest holders and any distributions to those shareholders. Redeemable noncontrolling interests are reported as temporary equity and represent the redemption value resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable. We recognize changes in the redemption value of the redeemable noncontrolling interests as they occur and adjust the carrying value to be equal to the redemption value.

Fee revenue

Investment Services and Investment and Wealth Management revenue is based on terms specified in a contract with a customer and are shown net of fee waivers and excludes any amounts collected on behalf of third parties. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services. Taxes assessed by a governmental authority, that are both imposed on, and concurrent with, a specific revenue-producing transaction, are collected from a customer and are excluded from revenue.

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

136 BNY Mellon

Notes to Consolidated Financial Statements (continued)

contractual terms, when amounts are determined and collectability is reasonably assured.

Net interest revenue

Revenue on interest-earning assets and expense on interest-bearing liabilities are recognized based on the effective yield of the related financial instrument. The amortization of premiums and accretion of discounts are included in interest revenue and are adjusted for prepayments when they occur, such that, the effective yield remains constant throughout the contractual life of the security. Negative interest incurred on assets or charged on liabilities is presented as contra interest revenue and contra interest expense, respectively.

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

Actuarial gains and losses include gains or losses related to changes in the amount of the projected benefit obligation or plan assets resulting from demographic or investment experience different than assumed, changes in the discount rate or other assumptions. To the extent an actuarial gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets, the excess is generally recognized over the future service periods of active employees. Benefit accruals under the U.S. pension plans and the largest foreign pension plan in the UK are frozen. Future unrecognized actuarial gains and losses for these frozen plans that exceed a threshold amount are amortized over the average future life expectancy of plan participants with a maximum of 15 years.

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

BNY Mellon 137

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

To qualify for hedge accounting, each hedge relationship is required to be highly effective at reducing the risk associated with the exposure being hedged, both prospectively and retrospectively. We formally document all relationships, including hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking each hedging transaction. At inception, the potential cause of ineffectiveness related to each of our hedges is assessed to determine if we can expect the hedge to be highly effective over the life of the transaction. At hedge inception, we document the methodology to be utilized for evaluating effectiveness on an ongoing basis, and we monitor ongoing hedge effectiveness at least quarterly.

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

138 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Derivative amounts affecting earnings are recognized in the same income statement line as the hedged item affects earnings, principally interest revenue, interest expense, other revenue and staff expense.

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

The following accounting guidance was adopted in 2020.

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the Financial Accounting Standards Board (“FASB”) issued an ASU, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost, including held-to-maturity securities and certain off-balance sheet credit exposures. The guidance also changes current practice for the impairment model for available-for-sale debt securities by requiring the use of an allowance to record estimated credit losses and subsequent recoveries. The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application.

In conjunction with adopting the new standard, we developed expected credit loss models and approaches that include consideration of multiple forecast scenarios and other methodologies. On Jan. 1, 2020, we adopted this new accounting guidance on a modified retrospective basis and recognized a $45 million after-tax increase in retained earnings, primarily attributable to a reduction to the allowance for credit losses for our commercial lending portfolios. The comparative financial information for prior periods has not been restated. See the Consolidated Balance Sheet and Notes 4 and 5 for the disclosures required by this ASU.

BNY Mellon 139

Notes to Consolidated Financial Statements (continued)

The table below presents the reconciliation of the allowance for credit losses (pre-tax).

Allowance for credit losses
(in millions)
Allowance for credit losses – Dec. 31, 2019	$216
Impact of adopting ASU 2016-13:
Securities	7
Loans (a)	(69)
Other	3
Total impact of adoption of ASU 2016-13	(59)
Reclassification of credit-related reserves on accounts receivable	4
Allowance for credit losses – Jan. 1, 2020	$161
(a)    Includes $48 million related to loans and $21 million for lending-related commitments.

ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting

In March 2020, the FASB issued an ASU, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides temporary optional expedients and exceptions for applying U.S. GAAP to financial contracts, hedging relationships and other transactions affected by reference rate reform. Specifically, the ASU provides for the election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. In addition, the ASU allows for certain practical expedients and elections to preserve hedge accounting uninterrupted during the Replacement of Interbank Offered Rates (“IBORs”) transition period. This ASU also permits an entity to make a one-time election to sell and/or transfer held-to-maturity securities that are affected by reference rate reform and were classified as held-to-maturity on or before Jan. 1, 2020.

The Company has elected to prospectively apply certain of the practical expedients related to contract modifications and hedge accounting relationships effective Oct. 1, 2020. The implementation of these elections did not have a material impact on BNY Mellon as they ease the administrative burden of accounting for contracts impacted by reference rate reform.

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. Contingent payments totaled $9 million in 2020.

At Dec. 31, 2020, we are potentially obligated to pay additional consideration which, using reasonable assumptions, we expect to be approximately $5 million over the next year.

Transactions in 2020

In the fourth quarter of 2020, BNY Mellon entered into agreements to sell two legal entities. Both transactions are expected to close in 2021. BNY Mellon recorded a total after-tax loss of $34 million on these pending transactions.

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

Note 4–Securities

On Jan. 1, 2020, we adopted ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 for the significant accounting policy related to securities.

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2020 and Dec. 31, 2019.

140 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2020		Gross unrealized		Fair value
	Amortized cost
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$23,557	$1,358	$21	$24,894
Agency residential mortgage-backed securities (“RMBS”)	21,919	479	51	22,347
Sovereign debt/sovereign guaranteed	12,202	190	1	12,391
Agency commercial mortgage-backed securities (“MBS”)	8,605	625	2	9,228
Supranational	7,086	75	1	7,160
Foreign covered bonds	6,658	68	1	6,725
Collateralized loan obligations (“CLOs”)	4,706	7	10	4,703
Foreign government agencies	4,086	49	—	4,135
U.S. government agencies	3,680	174	1	3,853
Other asset-backed securities (“ABS”)	3,135	32	3	3,164
Non-agency commercial MBS	2,864	159	6	3,017
Non-agency RMBS (a)	2,178	157	9	2,326
State and political subdivisions	2,270	39	1	2,308
Corporate bonds	1,945	50	1	1,994
Commercial paper/certificates of deposit (“CDs”)	249	—	—	249
Other debt securities	1	—	—	1
Total securities available-for-sale (b)(c)	$105,141	$3,462	$108	$108,495
Held-to-maturity:
Agency RMBS	$38,355	$1,055	$14	$39,396
U.S. Treasury	2,938	90	—	3,028
U.S. government agencies	2,816	4	6	2,814
Agency commercial MBS	2,659	105	2	2,762
Sovereign debt/sovereign guaranteed	1,050	42	—	1,092
Non-agency RMBS	58	3	—	61
Supranational	55	—	—	55
State and political subdivisions	15	1	—	16
Total securities held-to-maturity	$47,946	$1,300	$22	$49,224
Total securities	$153,087	$4,762	$130	$157,719
(a)    Includes $487 million that was included in the former Grantor Trust.
(b)    In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The amortized cost of available-for-sale securities is net of the allowance for credit loss of $11 million. The allowance for credit loss primarily relates to CLOs. See Note 2 for additional information.
(c)    Includes gross unrealized gains of $75 million and gross unrealized losses of $44 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains are primarily related to agency commercial MBS and losses are primarily related to agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

Securities at Dec. 31, 2019		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Agency RMBS	$27,022	$164	$143	$27,043
U.S. Treasury	14,979	472	20	15,431
Sovereign debt/sovereign guaranteed	12,548	109	11	12,646
Agency commercial MBS	9,231	203	17	9,417
Foreign covered bonds	4,189	15	7	4,197
CLOs	4,078	1	16	4,063
Supranational	3,697	18	6	3,709
Foreign government agencies	2,638	7	2	2,643
Non-agency commercial MBS	2,134	46	2	2,178
Other ABS	2,141	7	5	2,143
U.S. government agencies	1,890	61	2	1,949
Non-agency RMBS (a)	1,038	202	7	1,233
State and political subdivisions	1,017	27	—	1,044
Corporate bonds	832	21	—	853
Other debt securities	1	—	—	1
Total securities available-for-sale (b)	$87,435	$1,353	$238	$88,550
Held-to-maturity:
Agency RMBS	$27,357	$292	$46	$27,603
U.S. Treasury	3,818	28	3	3,843
Agency commercial MBS	1,326	21	3	1,344
U.S. government agencies	1,023	1	2	1,022
Sovereign debt/sovereign guaranteed	756	31	—	787
Non-agency RMBS	80	4	1	83
Foreign covered bonds	79	—	—	79
Supranational	27	—	—	27
State and political subdivisions	17	—	—	17
Total securities held-to-maturity	$34,483	$377	$55	$34,805
Total securities	$121,918	$1,730	$293	$123,355
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

The following table presents the realized gains, losses and impairments, on a gross basis.

Net securities gains (losses)
(in millions)	2020	2019	2018
Realized gross gains	$46	$23	$8
Realized gross losses	(13)	(39)	(55)
Recognized gross impairments	—	(2)	(1)
Total net securities gains (losses)	$33	$(18)	$(48)
BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

The following table presents pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2020	2019	2018
Foreign government agencies	$8	$(3)	$(1)
U.S. Treasury	8	(13)	(4)
Supranational	7	(2)	—
Agency RMBS	—	1	(42)
Other	10	(1)	(1)
Total net securities gains (losses)	$33	$(18)	$(48)

In 2020, agency commercial mortgage-backed securities with an aggregate amortized cost of $448 million and fair value of $501 million were transferred from available-for-sale securities to held-to-maturity securities to reduce the impact of changes in interest rates on accumulated other comprehensive income.

Allowance for credit losses – Securities

In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The allowance for credit losses related to securities was $7 million on Jan. 1, 2020 and $11 million at Dec. 31, 2020. The increase reflects additional credit deterioration primarily in the available-for-sale CLO portfolio.

Credit quality indicators – Securities

At Dec. 31, 2020, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in credit spreads from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. Specifically, $44 million of the unrealized losses at Dec. 31, 2020 and $65 million at Dec. 31, 2019 reflected in the available-for-sale sections of the tables below relate to certain securities (primarily agency RMBS) that were transferred in prior periods from available-for-sale to held-to-maturity. The unrealized losses will be amortized into net interest revenue over the contractual lives of the securities. The transfer created a new cost basis for the securities. As a result, if these securities have experienced unrealized losses since the date of transfer, the corresponding fair value and unrealized losses would be reflected in the held-to-maturity securities portfolio in the following tables. We do not intend to sell these securities, and it is not more likely than not that we will have to sell these securities.

The following table shows the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more without an allowance for credit losses.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2020 (a)	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
Agency RMBS	$850	$4	$1,965	$47	$2,815	$51
U.S. Treasury	4,253	21	—	—	4,253	21
Sovereign debt/sovereign guaranteed	1,349	1	135	—	1,484	1
Agency commercial MBS	440	1	266	1	706	2
Foreign covered bonds	468	1	90	—	558	1
Supranational	1,041	1	132	—	1,173	1
CLOs	1,849	6	579	4	2,428	10
U.S. government agencies	160	1	—	—	160	1
Other ABS	449	2	226	1	675	3
Non-agency commercial MBS	468	4	170	2	638	6
Non-agency RMBS (b)	973	3	103	6	1,076	9
State and political subdivisions	273	1	2	—	275	1
Corporate bonds	282	1	—	—	282	1
Total securities available-for-sale (c)	$12,855	$47	$3,668	$61	$16,523	$108
(a)    Includes $1.6 billion of securities with an unrealized loss of greater than $1 million.
(b)    Includes $16 million of securities with an unrealized loss of less than $1 million for less than 12 months and $2 million of securities with an unrealized loss of less than $1 million for 12 months or more that were included in the former Grantor Trust.
(c)    Includes gross unrealized losses of $44 million for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities. There were no gross unrealized losses for less than 12 months.

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents the temporarily impaired securities under the disclosure guidance that existed prior to the adoption of ASU 2016-13 and shows the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more.

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

The following table shows the credit quality of the held-to-maturity securities. We have included certain credit ratings information because the information can indicate the degree of credit risk to which we are exposed. Significant changes in ratings classifications could indicate increased credit risk for us and could be accompanied by a reduction in the fair value of our securities portfolio.

Held-to-maturity securities portfolio at Dec. 31, 2020 (a)			Ratings (b)
		Net unrealized gain				BB+ and lower	A1+/A2/SP-1
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-			Not rated
Agency RMBS	$38,355	$1,041	100%	—%	—%	—%	—%	—%
U.S. Treasury	2,938	90	100	—	—	—	—	—
U.S. government agencies	2,816	(2)	100	—	—	—	—	—
Agency commercial MBS	2,659	103	100	—	—	—	—	—
Sovereign debt/sovereign guaranteed (c)	1,050	42	98	—	—	—	2	—
Non-agency RMBS	58	3	28	55	2	14	—	1
Supranational	55	—	100	—	—	—	—	—
State and political subdivisions	15	1	6	2	6	—	—	86
Total held-to-maturity securities	$47,946	$1,278	100%	—%	—%	—%	—%	—%
(a)    In 2020, we adopted new accounting guidance included in ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 for additional information.
(b)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(c)    Primarily consists of exposure to France, UK and Germany.

BNY Mellon 143

Notes to Consolidated Financial Statements (continued)

Maturity distribution

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2020	U.S. Treasury		U.S. government agencies		State and political subdivisions		Other bonds, notes and debentures		Mortgage/ asset-backed
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Total
Securities available-for-sale:
One year or less	$3,549	1.47%	$25	2.55%	$744	1.30%	$9,067	0.50%	$—	—%	$13,385
Over 1 through 5 years	10,619	1.16	2,125	0.71	530	2.94	18,806	0.58	—	—	32,080
Over 5 through 10 years	7,571	1.43	1,562	2.30	688	1.58	4,531	0.72	—	—	14,352
Over 10 years	3,155	3.11	141	1.98	346	2.23	251	1.04	—	—	3,893
Mortgage-backed securities	—	—	—	—	—	—	—	—	36,918	2.19	36,918
Asset-backed securities	—	—	—	—	—	—	—	—	7,867	1.64	7,867
Total	$24,894	1.53%	$3,853	1.41%	$2,308	1.90%	$32,655	0.58%	$44,785	2.10%	$108,495
Securities held-to-maturity:
One year or less	$1,031	2.11%	$—	—%	$—	—%	$70	0.19%	$—	—%	$1,101
Over 1 through 5 years	1,907	1.91	880	0.68	2	5.67	953	0.69	—	—	3,742
Over 5 through 10 years	—	—	1,518	1.07	—	—	82	0.60	—	—	1,600
Over 10 years	—	—	418	2.30	13	4.76	—	—	—	—	431
Mortgage-backed securities	—	—	—	—	—	—	—	—	41,072	2.46	41,072
Total	$2,938	1.98%	$2,816	1.13%	$15	4.91%	$1,105	0.65%	$41,072	2.46%	$47,946
(a)Yields are based upon the amortized cost of securities.

Pledged assets

At Dec. 31, 2020, BNY Mellon had pledged assets of $141 billion, including $113 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window and $5 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2020 included $124 billion of securities, $11 billion of loans, $6 billion of trading assets and less than $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY Mellon regularly moves assets in and out of its pledged assets account at the Federal Reserve.

At Dec. 31, 2019, BNY Mellon had pledged assets of $118 billion, including $80 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $6 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2019 included $98 billion of securities, $13 billion of loans, $7 billion of trading assets and less than $1 billion of interest-bearing deposits with banks.

At Dec. 31, 2020 and Dec. 31, 2019, pledged assets included $18 billion and $29 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements, on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2020 and Dec. 31, 2019, the market value of the securities received that can be sold or repledged was $121 billion and $153 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2020 and Dec. 31, 2019, the market value of securities collateral sold or repledged was $84 billion and $107 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2020 and Dec. 31, 2019, cash segregated under federal and other regulations or requirements was $3 billion and $2 billion, respectively. Restricted cash is included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated

144 BNY Mellon

Notes to Consolidated Financial Statements (continued)

under federal and other regulations or requirements were $6 billion at Dec. 31, 2020 and $1 billion at Dec. 31, 2019. Restricted securities were sourced from securities purchased under resale agreements and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio.

Loans	Dec. 31,
(in millions)	2020	2019
Domestic:
Commercial	$1,356	$1,442
Commercial real estate	6,056	5,575
Financial institutions	4,495	4,852
Lease financings	431	537
Wealth management loans and mortgages	16,211	16,050
Other residential mortgages	389	494
Overdrafts	651	524
Other	1,823	1,167
Margin loans	13,141	11,907
Total domestic	44,553	42,548
Foreign:
Commercial	73	347
Commercial real estate	—	7
Financial institutions	6,750	7,626
Lease financings	559	576
Wealth management loans and mortgages	146	140
Other (primarily overdrafts)	2,113	2,230
Margin loans	2,275	1,479
Total foreign	11,916	12,405
Total loans (a)	$56,469	$54,953
(a)    Net of unearned income of $274 million at Dec. 31, 2020 and $313 million at Dec. 31, 2019 primarily related to domestic and foreign lease financings.

Our loan portfolio consists of three portfolio segments: commercial, lease financings and mortgages. We manage our portfolio at the class level, which consists of six classes of financing receivables: commercial, commercial real estate, financial institutions, lease financings, wealth management loans and mortgages, and other residential mortgages.

The following tables are presented for each class of financing receivables and provide additional information about our credit risks.

Allowance for credit losses

On Jan. 1, 2020, we adopted ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. See Note 2 for additional information.

Activity in the allowance for credit losses on loans and lending-related commitments is presented below. This does not include activity in the allowance for credit losses related to other financial instruments, including cash and due from banks, interest-bearing deposits with banks, federal funds sold and securities purchased under resale agreements, held-to-maturity securities, available-for-sale securities and accounts receivable.

In prior years, the allowance for loan losses and lending-related commitments was accounted for under ASC 450, Contingencies, to absorb losses inherent in the loan portfolio as of the balance sheet date, also referred to as the incurred loss methodology. Key elements of our incurred loss methodology included a quantitative assessment for higher risk-rated credits, impaired credits and residential mortgage loans, as well as a qualitative assessment based on internal and environmental risk factors. This methodology differed from the estimate of expected credit losses in the current year primarily in that it was based on historical loss experience and did not include an estimate of credit losses using a reasonable and supportable forecast methodology.

BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2020					Wealth management loans and mortgages		Other residential mortgages	Foreign		Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings					(a)
Balance at Dec. 31, 2019	$60	$76	$20	$3	$20		$13	$24		$216
Impact of adopting ASU 2016-13	(43)	14	(6)	—	(12)		2	(24)		(69)
Balance at Jan. 1, 2020	17	90	14	3	8		15	—		147
Charge-offs	—	—	—	—	—		(1)	—		(1)
Recoveries	—	—	—	—	—		5	—		5
Net recoveries	—	—	—	—	—		4	—		4
Provision (b)	(1)	340	(4)	(1)	—		(6)	—		328
Ending balance (c)	$16	$430	$10	$2	$8		$13	$—		$479
Allowance for:
Loan losses	$6	$324	$6	$2	$7		$13	$—		$358
Lending-related commitments	10	106	4	—	1		—	—		121
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$20	(d)	$—	$—		$20
Allowance for loan losses	—	—	—	—	—		—	—		—
(a)    The allowance related to foreign exposure has been reclassified to financial institutions ($10 million), commercial ($10 million) and lease financings ($4 million).
(b)    Does not include provision for credit losses related to other financial instruments of $8 million for the year ended Dec. 31, 2020.
(c)    Includes $6 million of allowance for credit losses related to foreign loans, primarily financial institutions.
(d)    Includes collateral dependent loans of $20 million with $30 million of collateral at fair value.

The provision in 2020 primarily reflects additional reserves in the commercial real estate portfolio and as a result of the challenging macroeconomic outlook due to the coronavirus pandemic.

Allowance for credit losses activity for the year ended Dec. 31, 2019					Wealth management loans and mortgages	Other residential mortgages	All other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$81	$75	$22	$5	$21	$16	$—		$32	$252
Charge-offs	(12)	—	—	—	(1)	(1)	—		—	(14)
Recoveries	—	—	—	—	—	3	—		—	3
Net (charge-offs) recoveries	(12)	—	—	—	(1)	2	—		—	(11)
Provision	(9)	1	(2)	(2)	—	(5)	—		(8)	(25)
Ending balance	$60	$76	$20	$3	$20	$13	$—		$24	$216
Allowance for:
Loan losses	$11	$57	$5	$3	$18	$13	$—		$15	$122
Lending-related commitments	49	19	15	—	2	—	—		9	94
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$15	$—	$—		$—	$15
Allowance for loan losses	—	—	—	—	—	—	—		—	—
Collectively evaluated for impairment:
Loan balance	$1,442	$5,575	$4,852	$537	$16,035	$494	$13,598	(a)	$12,405	$54,938
Allowance for loan losses	11	57	5	3	18	13	—		15	122
(a)    Includes $524 million of domestic overdrafts, $11,907 million of margin loans and $1,167 million of other loans at Dec. 31, 2019.

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2018				Lease financing	Wealth management loans and mortgages	Other residential mortgages	All Other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions
Beginning balance	$77	$76	$23	$8	$22	$20	$—		$35	$261
Charge-offs	—	—	—	—	—	(1)	—		—	(1)
Recoveries	—	—	—	—	—	2	—		1	3
Net recoveries	—	—	—	—	—	1	—		1	2
Provision	4	(1)	(1)	(3)	(1)	(5)	—		(4)	(11)
Ending balance	$81	$75	$22	$5	$21	$16	$—		$32	$252
Allowance for:
Loan losses	$24	$56	$7	$5	$18	$16	$—		$20	$146
Unfunded commitments	57	19	15	—	3	—	—		12	106
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$4	$—	$—		$—	$4
Allowance for loan losses	—	—	—	—	—	—	—		—	—
Collectively evaluated for impairment:
Loan balance	$1,949	$4,787	$5,091	$706	$15,839	$594	$16,074	(a)	$11,520	$56,560
Allowance for loan losses	24	56	7	5	18	16	—		20	146
(a)    Includes $1,550 million of domestic overdrafts, $13,343 million of margin loans and $1,181 million of other loans at Dec. 31, 2018.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31, 2020			Dec. 31, 2019
	Recorded investment
	With an allowance	Without an allowance
(in millions)			Total
Nonperforming loans:
Other residential mortgages	$57	$—	$57	$62
Wealth management loans and mortgages	10	20	30	24
Commercial real estate	1	—	1	—
Total nonperforming loans	68	20	88	86
Other assets owned	—	1	1	3
Total nonperforming assets	$68	$21	$89	$89

At Dec. 31, 2020, undrawn commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2020				Dec. 31, 2019
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	≥90		30-59	60-89	≥90
Wealth management loans and mortgages	$54	$1	$—	$55	$22	$5	$—	$27
Commercial real estate	19	16	—	35	6	12	—	18
Financial institutions	11	—	—	11	1	30	—	31
Other residential mortgages	3	1	—	4	8	3	—	11
Total past due loans	$87	$18	$—	$105	$37	$50	$—	$87
BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

Loan modifications

Due to the coronavirus pandemic, there have been two forms of relief provided for classifying loans as TDRs: The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the relevant provisions of which were extended by the Consolidated Appropriations Act, 2021, and the Interagency Guidance. See Note 1 for additional details on the CARES Act, Consolidated Appropriations Act of 2021 and Interagency Guidance. Financial institutions may account for eligible loan modifications either under the CARES Act or the Interagency Guidance. The Company has elected to apply both the CARES Act and the Interagency Guidance, as applicable, in providing borrowers with loan modification relief in response to the coronavirus pandemic. We modified loans of $404 million in 2020. Nearly all of the modifications were short-term loan payment forbearances or modified principal and/or interest payments. These loans were primarily residential mortgage and commercial real estate loans. We also modified loans of $56 million in 2020, a majority of which were commercial real estate loans, by providing long-term loan payment modifications and an extension of maturity. We did not identify any of the modifications as TDRs. None of these loans were reported as past due or nonperforming at Dec. 31, 2020. At Dec. 31, 2020, the unpaid principal balance of the loans modified under the CARES Act or Interagency Guidance was $92 million. We modified other residential mortgage loans of $6 million in 2019.

Credit quality indicators

Our credit strategy is to focus on investment-grade clients that are active users of our non-credit services. Each customer is assigned an internal credit rating, which is mapped to an external rating agency grade equivalent, if possible, based upon a number of dimensions, which are continually evaluated and may change over time.

The table below provides information about the credit profile of the loan portfolio by the period of origination.

Credit profile of the loan portfolio							Dec. 31, 2020
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2020	2019	2018	2017	2016	Prior to 2016			Total (a)
Commercial:
Investment grade	$128	$18	$71	$420	$57	$—	$493	$—	$1,187
Non-investment grade	142	—	6	—	—	—	94	—	242
Total commercial	270	18	77	420	57	—	587	—	1,429	$2
Commercial real estate:
Investment grade	778	1,010	458	543	312	346	127	—	3,574
Non-investment grade	285	619	643	159	376	144	229	27	2,482
Total commercial real estate	1,063	1,629	1,101	702	688	490	356	27	6,056	8
Financial institutions:
Investment grade	132	146	47	125	13	156	8,760	—	9,379
Non-investment grade	84	36	—	—	—	—	1,746	—	1,866
Total financial institutions	216	182	47	125	13	156	10,506	—	11,245	12
Wealth management loans and mortgages:
Investment grade	18	85	11	147	59	112	7,786	—	8,218
Non-investment grade	—	—	—	—	—	—	54	—	54
Wealth management mortgages	1,117	1,044	637	1,188	1,515	2,546	38	—	8,085
Total wealth management loans and mortgages	1,135	1,129	648	1,335	1,574	2,658	7,878	—	16,357	27
Lease financings	116	18	14	9	20	813	—	—	990	—
Other residential mortgages	—	—	—	—	—	389	—	—	389	1
Other loans	—	—	—	—	—	—	1,904	—	1,904	1
Margin loans	4,614	—	—	—	—	—	10,802	—	15,416	8
Total loans	$7,414	$2,976	$1,887	$2,591	$2,352	$4,506	$32,033	$27	$53,786	$59
(a)    Excludes overdrafts of $2,683 million. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Commercial loans

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

Financial institutions

Financial institution exposures are high quality, with 95% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2020. In addition, 74% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody. The exposure to financial institutions is generally short term, with 89% expiring within one year.

Wealth management loans and mortgages

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
Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 62% at origination. Delinquency rate is a key indicator of credit quality in the wealth management portfolio. At Dec. 31, 2020, less than 1% of the mortgages were past due.

At Dec. 31, 2020, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 22%; New York – 17%; Massachusetts – 10%; Florida – 8%; and other – 43%.

Lease financing

At Dec. 31, 2020, the lease financings portfolio consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment and real estate. The largest component of our lease residual value exposure is freight-related rail cars. Assets are both domestic and foreign-based, with primary concentrations in the U.S. and Germany.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $389 million at Dec. 31, 2020 and $494 million at Dec. 31, 2019. These loans are not typically correlated to external ratings. Included in this portfolio at Dec. 31, 2020 were $68 million of mortgage loans purchased in 2005, 2006 and the first quarter of 2007, of which 19% of the serviced loan balance was at least 60 days delinquent.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $2.7 billion at Dec. 31, 2020 and Dec. 31, 2019. Overdrafts occur on a daily basis and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

Margin loans

We had $15.4 billion of secured margin loans at Dec. 31, 2020, compared with $13.4 billion at Dec. 31, 2019. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans.

Reverse repurchase agreements

Reverse repurchase agreements at Dec. 31, 2020 were fully secured with high quality collateral. As a result, there was no allowance for credit losses related to these assets at Dec. 31, 2020.

Note 6–Leasing

We have operating and finance leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms up to 18 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

The table below presents the consolidated balance sheet information related to operating and finance leases.

Balance sheet information	Dec. 31, 2020			Dec. 31, 2019
(dollar in millions)	Operating leases	Finance leases	Total	Operating leases	Finance leases	Total
ROU assets (a)	$1,432	$11	$1,443	$1,530	$12	$1,542
Lease liability (b)	$1,669	$11	$1,680	$1,772	$2	$1,774

Weighted average:
Remaining lease term	10.8 years	1.1 years		11.3 years	2.6 years
Discount rate (annualized)	2.55%	0.29%		2.76%	2.88%
(a)    Included in premises and equipment on the consolidated balance sheet.
(b)    Operating lease liabilities are included in other liabilities and finance lease liabilities are included in other borrowed funds, both on the consolidated balance sheet.

The table below presents the components of lease expense.

Lease expense	Year ended Dec. 31,
(in millions)	2020	2019
Operating lease expense	$263	$266
Variable lease expense	47	39
Sublease income	(35)	(33)
Finance lease expense:
Amortization of ROU assets	1	7
Total lease expense	$276	$279

The table below presents cash flow information related to leases.

Cash flow information	Year ended Dec. 31,
(in millions)	2020	2019
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$284	$285
Financing cash flows from finance leases	$1	$20
See Note 26 for information on non-cash operating and/or finance lease transactions.

The table below presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating leases	Finance leases
(in millions)
For the year ended Dec. 31,
2021	$247	$11
2022	229	—
2023	194	—
2024	146	—
2025	138	—
2026 and thereafter	964	—
Total lease payments	1,918	11
Less: Imputed interest	249	—
Total	$1,669	$11

150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 7–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business.

Goodwill by business (in millions)	Investment Services	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2018	$8,333	$8,970	$47	$17,350
Foreign currency translation	(1)	37	—	36
Balance at Dec. 31, 2019	$8,332	$9,007	$47	$17,386
Foreign currency translation	77	33	—	110
Other (a)	47	—	(47)	—
Balance at Dec. 31, 2020	$8,456	$9,040	$—	$17,496
(a)    Reflects the transfer of goodwill associated with the Capital Markets business.

Total goodwill increased in 2020 compared with 2019 reflecting the impact of foreign currency translation on non-U.S. dollar denominated goodwill.

Intangible assets

The table below provides a breakdown of intangible assets by business.

Intangible assets – net carrying amount by business (in millions)	Investment Services	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2018	$758	$1,613	$849	$3,220
Amortization	(80)	(37)	—	(117)
Foreign currency translation	—	4	—	4
Balance at Dec. 31, 2019	$678	$1,580	$849	$3,107
Acquisition	—	2	—	2
Amortization	(71)	(33)	—	(104)
Foreign currency translation	1	6	—	7
Balance at Dec. 31, 2020	$608	$1,555	$849	$3,012

Intangible assets decreased in 2020 compared with 2019 primarily reflecting amortization.

BNY Mellon 151

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2020				Dec. 31, 2019
(in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization: (a)
Customer contracts—Investment Services	$1,435	$(1,199)	$236	10 years	$1,520	$(1,214)	$306
Customer relationships—Investment and Wealth Management	705	(564)	141	10 years	712	(544)	168
Other	59	(15)	44	14 years	64	(16)	48
Total subject to amortization	2,199	(1,778)	421	10 years	2,296	(1,774)	522
Not subject to amortization: (b)
Tradenames	1,295	N/A	1,295	N/A	1,293	N/A	1,293
Customer relationships	1,296	N/A	1,296	N/A	1,292	N/A	1,292
Total not subject to amortization	2,591	N/A	2,591	N/A	2,585	N/A	2,585
Total intangible assets	$4,790	$(1,778)	$3,012	N/A	$4,881	$(1,774)	$3,107
(a)    Excludes fully amortized intangible assets.
(b)    Intangible assets not subject to amortization have an indefinite life.
N/A – Not applicable.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2021	$81
2022	63
2023	53
2024	46
2025	39

Impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

BNY Mellon’s three business segments include six reporting units for which goodwill impairment testing is performed on an annual basis. The Investment Services segment is comprised of four reporting units and the Investment and Wealth Management segment is comprised of two reporting units. As a result of the annual goodwill impairment test of the six reporting units conducted in the second quarter of 2020, no goodwill impairment was recognized.

Note 8–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2020	2019
Corporate/bank-owned life insurance	$5,301	$5,219
Accounts receivable	3,619	3,802
Software	1,884	1,590
Prepaid pension assets	1,556	1,464
Fails to deliver	1,371	1,671
Equity in a joint venture and other investments	1,259	1,102
Renewable energy investments	1,206	1,144
Qualified affordable housing project investments	1,145	1,024
Income taxes receivable	599	388
Federal Reserve Bank stock	479	466
Prepaid expense	477	491
Seed capital	215	184
Fair value of hedging derivatives	19	21
Other (a)	1,338	1,655
Total other assets	$20,468	$20,221
(a)    At Dec. 31, 2020 and Dec. 31, 2019, other assets include $7 million and $22 million, respectively, of Federal Home Loan Bank stock, at cost.

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable

152 BNY Mellon

Notes to Consolidated Financial Statements (continued)

price changes in orderly transactions for an identical or similar investment of the same issuer. The observable price changes are recorded in investment and other income on the consolidated income statement. Our non-readily marketable equity securities totaled $129 million at Dec. 31, 2020 and $61 million at Dec. 31, 2019 and are included in equity in a joint venture and other investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Adjustments on non-readily marketable equity securities				Life-to-date
(in millions)	2020	2019	2018
Upward adjustments	$21	$4	$28	$53
Downward adjustments	—	(3)	(1)	(4)
Net adjustments	$21	$1	$27	$49

Qualified affordable housing project investments

We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. Our total investment in qualified affordable housing projects totaled $1.1 billion at Dec. 31, 2020 and $1.0 billion at Dec. 31, 2019. Commitments to fund future investments in qualified affordable housing projects totaled $514 million at Dec. 31, 2020 and $422 million at Dec. 31,
2019 and are recorded in other liabilities on the consolidated balance sheet. A summary of the commitments to fund future investments is as follows: 2021 – $207 million; 2022 – $106 million; 2023 – $144 million; 2024 – $31 million; 2025 – $1 million; and 2026 and thereafter – $25 million.

Tax credits and other tax benefits recognized were $137 million in 2020, $148 million in 2019 and $163 million in 2018.

Amortization expense included in the provision for income taxes was $113 million in 2020, $121 million in 2019 and $136 million in 2018.

Investments valued using net asset value (“NAV”) per share

In our Investment and Wealth Management business, we make seed capital investments in certain funds we manage. We also hold private equity investments, specifically small business investment companies (“SBICs”), which are compliant with the Volcker Rule, and certain other corporate investments. Seed capital, private equity and other corporate investments are included in other assets on the consolidated balance sheet. The fair value of certain of these investments was estimated using the NAV per share for our ownership interest in the funds.

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2020		Dec. 31, 2019
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a)	$52	$22	$59	$—
Private equity investments (SBICs) (b)	102	52	89	55
Other (c)	47	—	33	—
Total	$201	$74	$181	$55
(a)    Primarily includes leveraged loans and structured credit funds, which are generally not redeemable. Distributions from such investments will be received as the underlying investments in the funds, which have lives of three to 11 years at Dec. 31, 2020 and lives of six years at Dec. 31, 2019, are liquidated.
(b)    Private equity investments include Volcker Rule-compliant investments in SBICs that invest in various sectors of the economy. Private equity investments do not have redemption rights. Distributions from such investments will be received as the underlying investments in the private equity investments, which have a life of 10 years, are liquidated.
(c)    Primarily includes investments in funds that relate to deferred compensation arrangements with employees. Investments in funds can be redeemed on a monthly to quarterly basis with redemption notice periods of up to 95 days.

BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

Note 9–Deposits

Time deposits in denominations of $250,000 or more totaled $1.2 billion at Dec. 31, 2020 and $44.1 billion at Dec. 31, 2019. In 2020, the Federal Reserve reduced the minimum reserve requirement to 0%. As a result, we suspended our process of establishing time deposits, as an agent, derived from client demand deposits.

At Dec. 31, 2020, the scheduled maturities of total time deposits are $1.4 billion in 2021 and $2 million in 2022. No time deposits are scheduled to mature after 2022.

Note 10–Contract revenue

Fee revenue in Investment Services and Investment and Wealth Management is primarily variable, based on levels of assets under custody and/or administration (“AUC/A”), AUM and the level of client-driven transactions, as specified in fee schedules.

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

Investment management fee revenue also includes transactional- and account-based fees. These fees, along with distribution and servicing fees, are recognized when the services have been completed. Clients are generally billed for services performed on a monthly or quarterly basis.

Performance fees are generally calculated as a percentage of the applicable portfolio’s performance in excess of a benchmark index or a peer group’s performance. Performance fees are recognized at the end of the measurement period when they are determinable.

See Note 24 for additional information on our principal businesses, Investment Services and Investment and Wealth Management, and the primary services provided.

Disaggregation of contract revenue

Contract revenue is included in fee revenue on the consolidated income statement. The following table presents fee revenue related to contracts with customers, disaggregated by type of fee revenue, for each business segment. Business segment data has been determined on an internal management basis of accounting, rather than GAAP which is used for consolidated financial reporting.

154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Disaggregation of contract revenue by business segment
	Year ended Dec. 31,
	2020				2019 (a)				2018 (a)
(in millions)	IS	IWM	Other	Total	IS	IWM	Other	Total	IS	IWM	Other	Total
Fee revenue – contract revenue:
Investment services fees:
Asset servicing fees	$4,532	$95	$(53)	$4,574	$4,399	$85	$(33)	$4,451	$4,416	$88	$(20)	$4,484
Clearing services fees	1,716	—	—	1,716	1,649	—	(1)	1,648	1,615	—	—	1,615
Issuer services fees	1,093	—	—	1,093	1,130	—	—	1,130	1,099	—	—	1,099
Treasury services fees	602	1	—	603	560	1	—	561	553	1	—	554
Total investment services fees	7,943	96	(53)	7,986	7,738	86	(34)	7,790	7,683	89	(20)	7,752
Investment management and performance fees	17	3,373	(17)	3,373	17	3,389	(16)	3,390	16	3,634	(15)	3,635
Financing-related fees	77	2	1	80	59	—	1	60	61	1	(2)	60
Distribution and servicing	(22)	137	—	115	(49)	178	—	129	(51)	191	—	140
Investment and other income	239	(148)	1	92	282	(197)	—	85	279	(202)	2	79
Total fee revenue – contract revenue	8,254	3,460	(68)	11,646	8,047	3,456	(49)	11,454	7,988	3,713	(35)	11,666
Fee and other revenue – not in scope of ASC 606 (b)(c)	1,002	35	139	1,176	879	29	886	1,794	956	86	84	1,126
Total fee and other revenue	$9,256	$3,495	$71	$12,822	$8,926	$3,485	$837	$13,248	$8,944	$3,799	$49	$12,792
(a)    Restated to reflect the 2020 business segment reclassifications. There was no impact on total revenue, by type or in aggregate. See Note 24 for additional information related to the reclassifications.
(b)    Primarily includes foreign exchange and other trading revenue, financing-related fees, investment and other income (loss), asset servicing fees and net securities gains (losses), all of which are accounted for using other accounting guidance.
(c)    The Investment and Wealth Management business segment includes income (loss) from consolidated investment management funds, net of noncontrolling interests, of $75 million in 2020, $30 million in 2019 and $(1) million in 2018.
IS – Investment Services business segment.
IWM – Investment and Wealth Management business segment.

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.4 billion at Dec. 31, 2020 and Dec. 31, 2019.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $32 million at Dec. 31, 2020 and Dec. 31, 2019. Accrued revenues recorded as contract assets are usually billed on an annual basis.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $167 million at Dec. 31, 2020 and $168 million at Dec. 31, 2019. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2020 relating to contract liabilities as of Dec. 31, 2019 was $102 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

business, and totaled $73 million at Dec. 31, 2020 and $86 million at Dec. 31, 2019. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate and typically average nine years. The amortization of capitalized sales incentives, which is primarily included in staff expense on the consolidated income statement, totaled $21 million in 2020 and $22 million in 2019 and 2018.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations, and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation, and totaled $15 million at Dec. 31, 2020 and $16 million at Dec. 31, 2019. These capitalized costs are amortized on a straight-line basis over the expected contract period, which generally ranges from seven to nine years. The amortization is included in professional, legal and other purchased services and other expenses on the consolidated income statement and totaled $5 million in 2020, 2019 and 2018. There were no impairments recorded on capitalized contract costs in 2020.

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
Note 11–Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue	Year ended Dec. 31,
(in millions)	2020	2019	2018
Interest revenue
Deposits with the Federal Reserve and other central banks	$50	$448	$531
Deposits with banks	134	265	219
Federal funds sold and securities purchased under resale agreements	545	2,154	1,116
Margin loans	211	454	510
Non-margin loans	931	1,335	1,356
Securities:
Taxable	2,118	2,701	2,520
Exempt from federal income taxes	28	36	54
Total securities	2,146	2,737	2,574
Trading securities	92	155	126
Total interest revenue	4,109	7,548	6,432
Interest expense
Deposits in domestic offices	176	958	537
Deposits in foreign offices	(15)	636	340
Federal funds purchased and securities sold under repurchase agreements	283	1,437	758
Trading liabilities	15	35	29
Other borrowed funds	16	59	58
Commercial paper	7	55	51
Customer payables	28	238	191
Long-term debt	622	942	857
Total interest expense	1,132	4,360	2,821
Net interest revenue	2,977	3,188	3,611
Provision for credit losses	336	(25)	(11)
Net interest revenue after provision for credit losses	$2,641	$3,213	$3,622

Note 12–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2020	2019	2018
Current tax expense:
Federal	$465	$592	$902
Foreign	407	484	442
State and local	163	113	119
Total current tax expense	1,035	1,189	1,463
Deferred tax (benefit) expense:
Federal	(145)	(3)	(556)
Foreign	16	(13)	9
State and local	(64)	(53)	22
Total deferred tax (benefit)	(193)	(69)	(525)
Provision for income taxes	$842	$1,120	$938

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

In December 2017, the Tax Cuts and Jobs Act of 2017 (“U.S. tax legislation”) was signed into law and the Securities and Exchange Commission staff issued Staff Accounting Bulletin No.118 (“SAB 118”). SAB 118 allowed companies up to one year to complete and record the income tax impact of the U.S. tax legislation. In 2018, a $106 million tax benefit was recorded for U.S. tax legislation.

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2020	2019	2018
Domestic	$2,698	$3,516	$3,008
Foreign	1,770	2,071	2,184
Income before taxes	$4,468	$5,587	$5,192

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2020	2019
Depreciation and amortization	$2,197	$2,136
Pension obligation	299	282
Renewable energy investment	278	268
Other liabilities	233	229
Securities valuation	118	1
Equity investments	61	63
Lease financings	23	42
Other assets	(57)	(43)
Credit losses on loans	(118)	(46)
Reserves not deducted for tax	(118)	(120)
Employee benefits	(259)	(257)
U.S. foreign tax credits	(62)	(39)
Valuation allowance	62	39
Net deferred tax liability	$2,657	$2,555

As of Dec. 31, 2020, BNY Mellon had $62 million of U.S. foreign tax credit carryforwards which will begin to expire in 2029. We believe it is more likely than not that the benefit from these foreign tax credits will not be realized. Accordingly, we have recorded a valuation allowance of $62 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2020, we had approximately $340 million of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2020 would be up to $80 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2020	2019	2018
Federal rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	1.8	0.9	2.1
Foreign operations	1.5	2.4	0.5
Tax credits	(4.1)	(3.2)	(3.3)
Tax-exempt income	(1.0)	(0.7)	(0.8)
Federal Deposit Insurance Corporation (“FDIC”) assessment	0.3	0.2	0.5
Stock compensation	—	(0.4)	(0.6)
U.S. tax legislation	—	—	(1.7)
Other – net	(0.7)	(0.2)	0.4
Effective tax rate	18.8%	20.0%	18.1%

Unrecognized tax positions
(in millions)	2020	2019	2018
Beginning balance at Jan. 1, – gross	$173	$103	$128
Prior period tax positions:
Increases	45	60	6
Decreases	(14)	(3)	(8)
Current period tax positions	15	17	9
Settlements	(100)	(4)	(32)
Ending balance at Dec. 31, – gross	$119	$173	$103

Our total tax reserves as of Dec. 31, 2020 were $119 million compared with $173 million at Dec. 31, 2019. If these tax reserves were unnecessary, $119 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2020 is accrued interest, where applicable, of $32 million. The additional tax expense related to interest for the year ended Dec. 31, 2020 was $15 million, compared with $13 million for the year ended Dec. 31, 2019.
It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by approximately $10 million as a result of adjustments related to tax years that are still subject to examination.
Our federal income tax returns are closed to examination through 2016. Our New York State and New York City income tax returns are closed to examination through 2012. Our UK income tax returns are closed to examination through 2016.

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

Note 13–Long-term debt

Long-term debt	Dec. 31, 2020			Dec. 31, 2019
(dollars in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.35 - 4.15%	2021 - 2028	$23,429	1.95 - 4.60%	$23,519
Floating rate	0.04 - 1.29%	2023 - 2038	779	1.71 - 2.96%	2,328
Subordinated debt (a)	3.00 - 7.50%	2021 - 2029	1,776	3.00 - 7.50%	1,654
Total			$25,984		$27,501
(a)Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2021 – $4.6 billion; 2022 – $2.3 billion; 2023 – $7.0 billion; 2024 – $2.8 billion; and 2025 – $2.4 billion.

Note 14–Variable interest entities and securitization

We have variable interests in variable interest entities (“VIEs”), which include investments in retail, institutional and alternative investment funds, including CLO structures in which we provide asset management services, some of which are consolidated.

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

The following table presents the incremental assets and liabilities included in the consolidated balance sheet as of Dec. 31, 2020 and Dec. 31, 2019. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investments	Dec. 31, 2020				Dec. 31, 2019
(in millions)	Investment Management funds		Securitization	Total consolidated investments	Investment Management funds		Securitization	Total consolidated investments
Trading assets	$482		$400	$882	$229		$400	$629
Other assets	5		—	5	16		—	16
Total assets	$487	(a)	$400	$887	$245	(b)	$400	$645
Other liabilities	$3		$400	$403	$1		$387	$388
Total liabilities	$3	(a)	$400	$403	$1	(b)	$387	$388
Nonredeemable noncontrolling interests	$143	(a)	$—	$143	$102	(b)	$—	$102
(a)    Includes VMEs with assets of $314 million, liabilities of $3 million and nonredeemable noncontrolling interests of $76 million.
(b)    Includes VMEs with assets of $50 million, liabilities of $1 million and nonredeemable noncontrolling interests of $1 million.

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2020 and Dec. 31, 2019, the following assets and liabilities related to the VIEs where we are not the primary beneficiary were included in our consolidated balance sheets and primarily related to accounting for our investments in qualified affordable housing and renewable energy projects.

The maximum loss exposure indicated in the following table relates solely to our investments in, and unfunded commitments to, the VIEs.

158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Non-consolidated VIEs	Dec. 31, 2020			Dec. 31, 2019
(in millions)	Assets	Liabilities	Maximum loss exposure	Assets	Liabilities	Maximum loss exposure
Securities – Available-for-sale (a)	$217	$—	$217	$208	$—	$208
Other	2,565	514	3,096	2,400	422	2,822
(a)    Includes investments in the Company’s sponsored CLOs.

Note 15–Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2020, 886,763,531 shares of common stock were outstanding.

Common stock repurchase program

In June 2019, in connection with the Federal Reserve’s non-objection to our 2019 capital plan, BNY Mellon announced a share repurchase plan providing for the repurchase of up to $3.94 billion of common stock starting in the third quarter of 2019 and continuing through the second quarter of 2020.

In March 2020, we and the other members of the Financial Services Forum announced the temporary suspension of share repurchases until the end of the second quarter of 2020 to preserve capital and liquidity in order to further the objective of using capital and liquidity to support clients and customers. In June 2020, the Federal Reserve announced that it required participating Comprehensive Capital Analysis and Review (“CCAR”) firms, including us, to update and resubmit their capital plans and that, as a result, unless otherwise approved by the Federal Reserve, participating firms were not permitted to conduct open market common stock repurchases in the third quarter of 2020. In September 2020, the Federal Reserve extended the limitation on open market common stock repurchases through the fourth quarter of 2020. During the third and fourth quarters of 2020, participating CCAR firms were also subject to limitations on common stock dividends.

In December 2020, the Federal Reserve released the results of the second round of CCAR stress tests during 2020 and extended the restriction on common stock dividends and open market common share repurchases applicable to participating CCAR firms, including us, to the first quarter of 2021, with certain modifications. Under the modified restrictions, the Company must maintain the current dividend rate and may pay common stock dividends and make open market common share repurchases that, in the aggregate, do not exceed an amount equal to the average of its net income for the four preceding calendar quarters. In December 2020, in connection with the Federal Reserve’s release of these results, the Company announced a share repurchase plan approved by its Board of Directors. The 2020 share repurchase program provides for the repurchase of up to approximately $4.451 billion from the third quarter of 2020 through the third quarter of 2021. Any repurchases during that period will be made in a manner consistent with any applicable distribution limitations imposed by the Federal Reserve. This new share repurchase plan replaces all previously authorized share repurchase plans.

The Company has declared its common stock dividend for the first quarter of 2021 and is authorized during the quarter to conduct open market common share repurchases in an amount up to approximately $625 million under the Federal Reserve’s modified distribution limitation.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions. In 2020, we repurchased 21.8 million common shares at an average price of $45.42 per common share for a total of $989 million. At Dec. 31, 2020, the maximum dollar value of shares that can be purchased under the 2020 share repurchase program, including employee benefit plan repurchases, totaled $4.4 billion.

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

Preferred stock

The Parent has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes the Parent’s preferred stock issued and outstanding at Dec. 31, 2020 and Dec. 31, 2019.

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
	Per annum dividend rate
Series A	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	5,001	5,001	$500	$500
Series C	5.2%	—	5,825	—	568
Series D	4.50% to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	5,000	5,000	494	494
Series E	4.950% to but excluding June 20, 2020, then a floating rate equal to the three-month LIBOR plus 3.42%	10,000	10,000	990	990
Series F	4.625% to but excluding Sept. 20, 2026, then a floating rate equal to the three-month LIBOR plus 3.131%	10,000	10,000	990	990
Series G	4.700% to but excluding Sept. 20, 2025, then a floating rate equal to the five-year treasury rate plus 4.358%	10,000	—	990	—
Series H	3.700% to but excluding March 20, 2026, then a floating rate equal to the five-year treasury rate plus 3.352%	5,825	—	577	—
Total		45,826	35,826	$4,541	$3,542
(a)    All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.
(b)    The carrying value of the Series C, Series D, Series E, Series F, Series G and Series H preferred stock is recorded net of issuance costs.

Holders of the Series A preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20. Holders of the Series D preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each June 20 and December 20, to but excluding June 20, 2023; and on each March 20, June 20, September 20 and December 20, from and including June 20, 2023. Holders of the Series E preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each June 20 and December 20, to and including June 20, 2020; and on each March 20, June 20, September 20 and December 20, from and including Sept. 20, 2020. Holders of the Series F preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20 and September 20, to and including Sept. 20, 2026; and on each March 20, June 20, September 20 and December 20, from and including Dec. 20, 2026. Holders of the Series G preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20 and September 20. Holders of the Series H preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20, commencing on March 20, 2021.

BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of the Parent will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series D, Series E, Series F, Series G and Series H preferred stock.

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, a 100% owned financing subsidiary of the Parent, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital Securities. The Parent’s obligations under the trust and other agreements relating to Mellon Capital IV have the effect of providing a full and unconditional guarantee, on a subordinated basis, of payments due on the Normal Preferred Capital Securities. All of the outstanding shares of the Series D, Series E, Series F, Series G and Series H preferred stock are held by the

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series D, Series E, Series F, Series G and Series H preferred stock to the holders of record of their respective depositary shares.

In December 2020, the Parent redeemed all outstanding shares of its Series C preferred stock, $100,000 liquidation preference per share. Deferred fees of approximately $15 million were realized as preferred stock dividends upon redemption.

The table below presents the dividends paid on the Parent’s preferred stock.

Preferred dividends paid
(dollars in millions, except per share amounts)	Depositary shares per share		2020			2019		2018
			Per share	Total dividend		Per share	Total dividend	Per share	Total dividend
Series A	100	(a)	$4,055.55	$20		$4,055.55	$20	$4,055.55	$20
Series C	4,000		5,200.00	46	(b)	5,200.00	31	5,200.00	31
Series D	100		4,500.00	22		4,500.00	22	4,500.00	22
Series E	100		4,359.63	44		4,950.00	50	4,950.00	50
Series F	100		4,625.00	46		4,625.00	46	4,625.00	46
Series G	100		1,579.72	16		N/A	N/A	N/A	N/A
Total				$194			$169		$169
(a)    Represents Normal Preferred Capital Securities.
(b)    Includes deferred fees of approximately $15 million related to the redemption of the Series C preferred stock.
N/A – Not applicable.

The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. We may redeem the Series A preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series D preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in June 2023, the Series E preferred stock on any dividend payment date, in whole or in part, the Series F preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2026, the Series G preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2025, and the Series H preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in March 2026. The Series D, Series E, Series F, Series G or Series H preferred stock can be redeemed, in whole but not in part, at any time within 90 days following a regulatory capital treatment event. Redemption of the preferred stock is subject to the prior approval of the Federal Reserve.

Temporary equity

Temporary equity was $176 million at Dec. 31, 2020 and $143 million at Dec. 31, 2019. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2020 and Dec. 31, 2019, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2020	2019
Consolidated regulatory capital ratios:
Common Equity Tier 1 (“CET1”) ratio	13.1%	11.5%
Tier 1 capital ratio	15.8	13.7
Total capital ratio	16.7	14.4
Tier 1 leverage ratio	6.3	6.6
Supplementary leverage ratio (“SLR”) (b)(c)	8.6	6.1

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	17.1%	15.1%
Tier 1 capital ratio	17.1	15.1
Total capital ratio	17.3	15.2
Tier 1 leverage ratio	6.4	6.9
SLR (b)	8.5	6.4
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
(b)    The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures. The SLR at Dec. 31, 2020 reflects the exclusion of certain central bank deposits from total leverage exposure. For The Bank of New York Mellon to qualify as “well capitalized,” its SLR must be at least 6%.
(c)    The consolidated SLR at Dec. 31, 2020 reflects the temporary exclusion of U.S. Treasury securities from the total leverage exposure.

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. If a BHC such as BNY Mellon, or a bank such as The Bank of New York Mellon or BNY Mellon, N.A., fails to qualify as “adequately capitalized,” regulatory sanctions and limitations will be imposed.

The following table presents our capital components and risk-weighted assets (“RWAs”) determined under the Standardized and Advanced Approaches, the average assets used for leverage capital purposes and leverage exposure used for SLR purposes.

Regulatory capital ratio components	Dec. 31,
(in millions)	2020	2019
CET1:
Common shareholders’ equity	$41,260	$37,941
Adjustments for:
Goodwill and intangible assets (a)	(18,697)	(18,725)
Net pension fund assets	(319)	(272)
Equity method investments	(306)	(311)
Deferred tax assets	(54)	(46)
Other	(9)	(47)
Total CET1	21,875	18,540
Other Tier 1 capital:
Preferred stock	4,541	3,542
Other	(106)	(86)
Total Tier 1 capital	$26,310	$21,996

Tier 2 capital:
Subordinated debt	$1,248	$1,248
Allowance for credit losses	490	216
Other	(10)	(11)
Total Tier 2 capital – Standardized Approach	1,728	1,453
Excess of expected credit losses	247	—
Less: Allowance for credit losses	490	216
Total Tier 2 capital – Advanced Approaches	$1,485	$1,237

Total capital:
Standardized Approach	$28,038	$23,449
Advanced Approaches	$27,795	$23,233

Risk-weighted assets:
Standardized Approach	$163,848	$148,695
Advanced Approaches:
Credit Risk	$98,262	$95,490
Market Risk	4,226	4,020
Operational Risk	63,938	61,388
Total Advanced Approaches	$166,426	$160,898

Average assets for Tier 1 leverage ratio	$417,982	$334,869
Total leverage exposure for SLR	$304,823	$362,452
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2020
(in millions)	Consolidated	(a)	The Bank of New York Mellon
CET1	$7,729		$13,324	(a)
Tier 1 capital	9,667		11,343	(a)
Total capital	7,824		8,979	(a)
Tier 1 leverage ratio	9,591		5,072	(b)
SLR	11,069		6,580	(b)
(a)    Based on minimum required standards, with applicable buffers.
(b)    Based on well capitalized standards.

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 16–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2020			2019			2018
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$441	$67	$508	$135	$16	$151	$(157)	$(156)	$(313)
Total foreign currency translation	441	67	508	135	16	151	(157)	(156)	(313)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	1,573	(371)	1,202	680	(168)	512	(542)	126	(416)
Reclassification adjustment (b)	(33)	8	(25)	18	(4)	14	48	(12)	36
Net unrealized gain (loss) on assets available-for-sale	1,540	(363)	1,177	698	(172)	526	(494)	114	(380)
Defined benefit plans:
Prior service cost arising during the period	—	—	—	(1)	—	(1)	—	—	—
Net (loss) arising during the period	(138)	31	(107)	(121)	34	(87)	(244)	55	(189)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	95	(18)	77	52	(18)	34	93	(24)	69
Total defined benefit plans	(43)	13	(30)	(70)	16	(54)	(151)	31	(120)
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during the period	5	(1)	4	16	(7)	9	(15)	4	(11)
Reclassification of net (gain) loss to net income:
Interest rate contracts – interest expense	—	—	—	(7)	2	(5)	—	—	—
Foreign exchange (“FX”) contracts – other revenue	—	—	—	—	—	—	(2)	—	(2)
FX contracts – staff expense	1	—	1	(3)	2	(1)	4	(1)	3
Total reclassifications to net income	1	—	1	(10)	4	(6)	2	(1)	1
Net unrealized gain (loss) on cash flow hedges	6	(1)	5	6	(3)	3	(13)	3	(10)
Total other comprehensive income (loss)	$1,944	$(284)	$1,660	$769	$(143)	$626	$(815)	$(8)	$(823)
(a)    Includes the impact of hedges of net investments in foreign subsidiaries. See Note 23 for additional information.
(b)    The reclassification adjustment related to the unrealized gain (loss) on assets available-for-sale is recorded as net securities gains on the consolidated income statement. The amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost is recorded as other expense on the consolidated income statement.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2017 ending balance	$(1,613)	$(887)	$(50)	$186	$7	$(2,357)
Adjustment for the cumulative effect of applying ASU 2017-12 for derivatives and hedging	—	—	—	(2)	—	(2)
Adjusted balance at Jan. 1, 2018	(1,613)	(887)	(50)	184	7	(2,359)
Change in 2018	(302)	(118)	(2)	(380)	(10)	(812)
2018 ending balance	$(1,915)	$(1,005)	$(52)	$(196)	$(3)	$(3,171)
Adjustment for the cumulative effect of applying ASU 2018-02 for income taxes	115	(213)	—	6	2	(90)
Adjusted balance at Jan. 1, 2019	(1,800)	(1,218)	(52)	(190)	(1)	(3,261)
Change in 2019	148	(57)	3	526	3	623
2019 ending balance	(1,652)	(1,275)	(49)	336	2	(2,638)
Impact of adopting ASU 2016-03, Financial Instruments – Credit Losses	—	—	—	(5)	—	(5)
Adjusted balance at Jan. 1, 2020	(1,652)	(1,275)	(49)	331	2	(2,643)
Change in 2020	506	(24)	(6)	1,177	5	1,658
2020 ending balance	$(1,146)	$(1,299)	$(55)	$1,508	$7	$(985)

BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

Note 17–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards, including options, to employees and directors of BNY Mellon. At Dec. 31, 2020, under the Long-Term Incentive Plan approved in April 2019, we may issue 30,425,882 new stock-based awards, all of which may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $43 million in 2020, $84 million in 2019 and $93 million in 2018.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for restricted stock and RSUs was $188 million in 2020, $222 million in 2019 and $270 million in 2018. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $45 million in 2020, $53 million in 2019 and $65 million in 2018.

BNY Mellon’s Executive Committee members were granted a target award of 402,486 performance share units (“PSUs”) in 2020, 576,855 in 2019 and 362,798 in 2018. The awards cliff vest in three years with the number of shares that vest determined based on a payout table that references performance conditions related to average revenue growth and average operating margin, both as adjusted and subject to Human Resources and Compensation Committee discretion. These awards are classified as equity and marked-to-market to earnings as a result of this discretion.
The following table summarizes our non-vested PSU, restricted stock and RSU activity for 2020.

Non-vested PSU, restricted stock and RSU activity	Number of shares (a)	Weighted-average fair value at grant date
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2019	12,733,298	$50.77
Granted	6,158,398	45.52
Vested	(5,451,413)	48.36
Forfeited	(903,384)	49.29
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2020	12,536,899	$49.35
(a)    Includes dividend shares earned on the Executive Committee PSUs and Board of Director’s stock awards.

As of Dec. 31, 2020, $238 million of total unrecognized compensation costs related to non-vested PSUs, restricted stock and RSUs is expected to be recognized over a weighted-average period of 2.3 years.
The total fair value of restricted stock, RSUs and PSUs that vested was $263 million in 2020, $278 million in 2019 and $289 million in 2018. The actual excess tax benefit (expense) realized for the tax deductions from shares vested totaled $(4) million in 2020, $11 million in 2019 and $26 million in 2018. The tax benefits were recognized in the provision for income taxes.
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

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and 10 years from the date of grant. No stock options were granted in 2020, 2019 and 2018.

Compensation costs that were charged against income were less than $1 million in 2020, 2019 and 2018. The income tax benefit recognized in the consolidated income statement related to compensation costs was less than $1 million in 2020, 2019 and 2018.

A summary of the status of our options as of Dec. 31, 2020, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Balance at Dec. 31, 2019	4,143,575	$26.03	1.4
Granted	—	—
Exercised	(1,717,323)	28.65
Canceled/Expired	(91,014)	28.96
Balance at Dec. 31, 2020	2,335,238	$23.99	0.9
Vested and expected to vest at Dec. 31, 2020	2,335,238	23.99	0.9
Exercisable at Dec. 31, 2020	2,335,238	23.99	0.9

Stock options outstanding at Dec. 31, 2020
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable	Weighted-average exercise price
$21 to 31	2,335,238	0.9	$23.99	2,335,238	$23.99
(a)At Dec. 31, 2019 and Dec. 31, 2018, 4,143,575 and 6,714,283 options were exercisable at a weighted-average price per common share of $26.03 and $25.67, respectively.

Aggregate intrinsic value of options
(in millions)	2020	2019	2018
Outstanding at Dec. 31,	$43	$101	$144
Exercisable at Dec. 31,	$43	$101	$144

The total intrinsic value of options exercised was $21 million in 2020, $63 million in 2019 and $61 million in 2018.

Cash received from option exercises totaled $46 million in 2020, $65 million in 2019 and $80 million in 2018. The actual excess tax benefit realized for the tax deductions from options exercised totaled $2 million in 2020, $10 million in 2019 and $10 million in 2018. The tax benefits were recognized in the provision for income taxes.

Note 18–Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 9,800 U.S. employees and approximately 13,900 non-U.S. employees.
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

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollars in millions)	2020	2019	2020	2019	2020	2019	2020	2019
Weighted-average assumptions used to determine benefit obligations
Discount rate	2.80%	3.45%	1.59%	2.02%	2.80%	3.45%	1.65%	2.10%
Rate of compensation increase	N/A	N/A	3.12	3.19	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(4,659)	$(4,123)	$(1,394)	$(1,104)	$(145)	$(149)	$(6)	$(5)
Service cost	—	—	(12)	(11)	(1)	(1)	—	—
Interest cost	(156)	(178)	(27)	(32)	(5)	(6)	—	—
Amendments	—	—	—	(1)	—	—	—	—
Actuarial (loss) gain	(455)	(585)	(167)	(264)	(14)	(1)	2	(1)
Benefits paid	240	227	47	40	9	12	—	—
Foreign exchange adjustment	N/A	N/A	(61)	(22)	N/A	N/A	—	—
Benefit obligation at end of period	(5,030)	(4,659)	(1,614)	(1,394)	(156)	(145)	(4)	(6)
Change in fair value of plan assets
Fair value at beginning of period	5,738	5,040	1,529	1,316	117	99	—	—
Actual return on plan assets	619	910	232	191	10	18	—	—
Employer contributions	15	15	10	30	9	12	—	—
Benefit payments	(240)	(227)	(47)	(40)	(9)	(12)	—	—
Foreign exchange adjustment	N/A	N/A	62	32	N/A	N/A	—	—
Fair value at end of period	6,132	5,738	1,786	1,529	127	117	—	—
Funded status at end of period	$1,102	$1,079	$172	$135	$(29)	$(28)	$(4)	$(6)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss	$1,625	$1,557	$184	$221	$77	$70	$(1)	$1
Prior service cost (credit)	—	—	2	2	(26)	(33)	—	—
Total loss (before tax effects)	$1,625	$1,557	$186	$223	$51	$37	$(1)	$1
(a)    The benefit obligation for pension benefits is the projected benefit obligation, and for healthcare benefits, it is the accumulated benefit obligation.
N/A – Not applicable.

A number of key assumptions and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the Employee Stock Ownership Plan (“ESOP”).

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 2.80% as of Dec. 31, 2020.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial losses on the benefit obligation for the domestic and foreign pension plans in 2020 and 2019 are primarily attributable to decreases in discount rates.

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollars in millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,437	$5,304	$5,238	$1,415	$1,277	$1,266	$116	$111	$108	N/A	N/A	N/A
Discount rate	3.45%	4.45%	3.97%	2.02%	2.95%	2.45%	3.45%	4.45%	3.97%	2.10%	3.10%	2.50%
Expected rate of return on plan assets	6.00	6.50	6.625	2.85	3.54	4.56	6.00	6.50	6.625	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	3.19	2.98	3.02	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost:
Service cost	$—	$—	$—	$12	$11	$28	$1	$1	$1	$—	$—	$—
Interest cost	156	178	169	27	32	32	5	6	7	—	—	—
Expected return on assets	(319)	(337)	(339)	(39)	(45)	(57)	(7)	(7)	(8)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	—	—	—	—	(7)	(7)	(9)	—	—	—
Net actuarial loss	87	53	68	11	2	22	4	4	7	—	—	—
Settlement loss	—	—	5	—	—	—	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(76)	$(106)	$(97)	$11	$—	$25	$(4)	$(3)	$(2)	$—	$—	$—
N/A – Not applicable.

Changes in other comprehensive loss (income) in 2020	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$155	$(26)	$11	$(2)
Recognition of prior years’ net (loss)	(87)	(11)	(4)	—
Recognition of prior years’ service credit	—	—	7	—
Total recognized in other comprehensive loss (income) (before tax effects)	$68	$(37)	$14	$(2)

	Domestic		Foreign
(in millions)	2020	2019	2020	2019
Pension benefits:
Prepaid benefit cost	$1,272	$1,249	$284	$222
Accrued benefit cost	(170)	(170)	(112)	(87)
Total pension benefits	$1,102	$1,079	$172	$135
Healthcare benefits:
Accrued benefit cost	$(29)	$(28)	$(4)	$(6)
Total healthcare benefits	$(29)	$(28)	$(4)	$(6)

The accumulated benefit obligation for all defined benefit plans was $6.6 billion at Dec. 31, 2020 and $6.0 billion at Dec. 31, 2019.

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(in millions)	2020	2019	2020	2019	2020	2019	2020	2019
Projected benefit obligation	$170	$170	$459	$384	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	347	297	N/A	N/A	N/A	N/A
Accumulated benefit obligation	170	170	196	164	94	85	4	6
Fair value of plan assets	—	—	113	114	—	—	—	—
N/A – Not applicable.
BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2021 is 6.15%, decreasing to 4.04% in 2075 for pre-Medicare costs and 5.30% decreasing to 4.04% in 2075 for Medicare costs. The initial trend rate assumption represents an estimate of short term cost increases based on recent health care marketplace experience, and taking into consideration the cost characteristics of plans available to retirees. Annual increases in national health expenditures have exceeded the general growth in GDP for many years. However, there are practical limitations to how long these trends can continue. It is unrealistic to assume that health care expenditures will be allowed to consume the majority of the economy. Therefore, over the long term we expect that health care costs will be constrained by the public’s ability and willingness to pay the higher cost of health care coverage. This assumption implies that the ultimate trend rate should be related to the expected long-term growth in the economy. Therefore, we assume the ultimate rate to be comprised of real growth in per capita GDP, long-term growth attributable to technology innovations, and the assumed long-term inflation rate. The initial trend is assumed to decrease to this ultimate rate over time. These long-range trend impacts were developed using the Getzen Model of Long-Run Medical Cost Trends.

The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2021	$271	$39
	2022	272	39
	2023	275	43
	2024	284	42
	2025	281	43
	2026-2030	1,352	252
Total pension benefits		$2,735	$458
Healthcare benefits:
Year	2021	$11	$—
	2022	11	—
	2023	11	—
	2024	10	—
	2025	10	—
	2026-2030	45	1
Total healthcare benefits		$98	$1

Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2021 of $15 million for the domestic plans and $11 million for the foreign plans.

We expect to make cash contributions to fund our post-retirement healthcare plans in 2021 of $11 million for the domestic plans and less than $1 million for the foreign plans.

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

Our investment objective for U.S. and foreign plans is to maximize total return while maintaining a broadly diversified portfolio for the primary purpose of satisfying obligations for future benefit payments. Our plans are primarily invested in fixed income and equity securities. In general, for the domestic plan’s portfolio, fixed income securities can range from 40% to 80% of plan assets, equity securities and alternative investments can range from 20% to 60% of plan assets and cash equivalents can be held in amounts ranging from 0% to 10% of plan assets. Actual asset allocation within the approved ranges varies from time to time based on economic conditions (both current and forecast), the timing of transitional reallocations and the advice of professional advisors.

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Our pension assets were invested as follows:

Asset allocations	Domestic				Foreign
	2020		2019		2020	2019
Fixed income	62%		56%		82%	80%
Equities	36		42		8	8
Alternative investments	2		2		9	10
Private equities	—	(a)	—	(a)	—	—
Cash	—	(a)	—	(a)	1	2
Total pension benefits	100%		100%		100%	100%
(a)    The allocation percentage is less than 1%.

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2020 and Dec. 31, 2019. Assets of the U.S. post-retirement healthcare plan are invested in an insurance contract.

Fair value measurement of plan assets

In accordance with ASC 715, Compensation – Retirement Benefits, we have established a three-level hierarchy for fair value measurements of its pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date. The valuation hierarchy is consistent with guidance in ASC 820, Fair Value Measurement, which is detailed in Note 20.

The following is a description of the valuation methodologies used for assets measured at fair value, as well as the general classification of such assets pursuant to the valuation hierarchy.

Cash and currency

This category consists primarily of foreign currency balances and is included in Level 1 of the valuation hierarchy. Foreign currency is translated monthly based on current foreign exchange rates.

Common and preferred stock and mutual funds

These investments include equities and mutual funds and are valued at the closing price reported in the active market in which the individual securities are traded, if available. Common and preferred stock and mutual funds are included in Level 1 of the valuation hierarchy.

Derivative instruments

Our derivative positions are valued using internally developed models that use as their basis readily observable market parameters, and we classify them in Level 2 of the valuation hierarchy. Such derivative financial instruments include foreign exchange contracts, equity options, credit default swaps and interest rate contracts.

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

Fixed-income investments

Fixed-income investments include U.S. Treasury securities, U.S. government agencies, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds. U.S. Treasury securities are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. government agencies, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. government agencies, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds are primarily included in Level 2 of the valuation hierarchy.

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

Other assets measured at NAV per share, as a practical expedient

Other assets measured at NAV, as a practical expedient, include funds of funds, venture capital and partnership interests, property funds and other funds. There are no readily available market quotations for these funds. The fair value of the funds of funds is based on NAVs of the funds in the portfolio, which reflects the value of the underlying investments held by the fund, less its liabilities. The fair value of the underlying investments is typically the amount that the fund might reasonably expect to receive upon selling those hard to value or illiquid investments within the portfolios. These funds are either valued on a daily or monthly basis. The fair value of the venture capital and partnership interests is based on the pension plan’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2020 and Dec. 31, 2019, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$578	$—	$—	$578
Non-U.S. equity	147	—	—	147
Collective trust funds:
U.S. equity	—	1,285	—	1,285
Commingled	—	712	—	712
Fixed income:
U.S. corporate bonds	—	2,866	—	2,866
U.S. Treasury securities	228	—	—	228
State and political subdivisions	—	50	—	50
Sovereign government obligations	—	47	—	47
U.S. government agencies	—	31	—	31
Other	—	37	—	37
Mutual funds	1	—	—	1
Total domestic plan assets in the fair value hierarchy	$954	$5,028	$—	$5,982
Other assets measured at NAV:
Funds of funds				135
Venture capital and partnership interests				15
Total domestic plan assets, at fair value				$6,132

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$1,305	$—	$1,305
Sovereign/government obligation funds	—	156	—	156
Equity funds	—	146	—	146
Cash and currency	21	—	—	21
Total foreign plan assets in the fair value hierarchy	$21	$1,607	$—	$1,628
Other assets measured at NAV				158
Total foreign plan assets, at fair value				$1,786

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,638	$—	$—	$1,638
Non-U.S. equity	195	—	—	195
Derivatives	—	(130)	—	(130)
Collective trust funds:
Commingled	—	1,982	—	1,982
U.S. equity	—	688	—	688
Fixed income:
U.S. corporate bonds	—	814	—	814
U.S. Treasury securities	362	—	—	362
U.S. government agencies	—	7	—	7
Sovereign government obligations	3	—	—	3
Other	—	15	—	15
Mutual funds	3	—	—	3
Total domestic plan assets in the fair value hierarchy	$2,201	$3,376	$—	$5,577
Other assets measured at NAV:
Funds of funds				134
Venture capital and partnership interests				27
Total domestic plan assets, at fair value				$5,738

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$1,091	$—	$1,091
Sovereign/government obligation funds	—	130	—	130
Equity funds	—	129	—	129
Cash and currency	20	—	—	20
Total foreign plan assets in the fair value hierarchy	$20	$1,350	$—	$1,370
Other assets measured at NAV				159
Total foreign plan assets, at fair value				$1,529

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Other assets measured at NAV per share, as a practical expedient

Certain pension and post-retirement plan assets are invested in funds of funds, venture capital and partnership interests, property funds and other contracts valued using NAV, as a practical expedient. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.

Assets valued using NAV at Dec. 31, 2020
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$135	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	138	—	N/A	N/A
Other contracts (c)	35	—	N/A	N/A
Total	$308	$—

Assets valued using NAV at Dec. 31, 2019
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$136	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	158	—	N/A	N/A
Property funds (d)	4	—	Monthly	0-90 days
Other contracts (c)	22	—	N/A	N/A
Total	$320	$—
(a)Funds of funds include multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.
(b)Venture capital and partnership interests do not have redemption rights. Distributions from such funds will be received as the underlying investments are liquidated.
(c)Other contracts include assets invested in pooled accounts at insurance companies that are privately valued by the asset manager.
(d)Property funds include funds invested in regional real estate vehicles that hold direct interest in real estate properties.
N/A – Not applicable.

Defined contribution plans

We sponsor defined contribution plans in the U.S. and in certain non-U.S. locations, all of which are administered in accordance with local laws. The most significant defined contribution plan is The Bank of New York Mellon Corporation 401(k) Savings Plan sponsored by the Company in the U.S. and covers substantially all U.S. employees.

Under The Bank of New York Mellon Corporation 401(k) Savings Plan, the Company matched 100% of the first 4% of an employee’s eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5% for 2020, 2019 and 2018, subject to statutory limits. In addition, annual non-elective contributions equal to 2% of eligible base pay were also made in 2020, 2019 and 2018.

At Dec. 31, 2020 and Dec. 31, 2019, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 10.8 million and 11.5 million shares of our common stock, respectively. The fair value of total assets was $8.2 billion at Dec. 31, 2020 and $7.4 billion at Dec. 31, 2019. We recorded expenses of $249 million in 2020 and $244 million in 2019 and 2018, primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2020 and Dec. 31, 2019, the ESOP owned 4.3 million and 4.6 million shares of our common stock, respectively. The fair value of total ESOP assets was $187 million at Dec. 31, 2020 and $235 million at Dec. 31, 2019. The Company is not permitted to make contributions to the ESOP.

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

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

Note 19–Company financial information (Parent Corporation)

In connection with our single point of entry resolution strategy, we have established an intermediate holding company (“IHC”) to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. In 2017, we entered into a binding support agreement with those key subsidiaries and other related entities that requires the IHC to provide that support. The support agreement requires the Parent to transfer cash and other liquid financial assets to the IHC on an ongoing basis, subject to certain amounts retained by the Parent to meet its near-term cash needs. The Parent’s and the IHC’s obligations under the support agreement are secured. The IHC has provided unsecured subordinated funding notes to the Parent as well as a committed line of credit that allows the Parent to draw funds necessary to service near-term obligations. As a result, during business-as-usual circumstances, the Parent is expected to continue to have access to the funds necessary to pay dividends, repurchase common stock, service its debt and satisfy its other obligations. If our projected liquidity resources deteriorate so severely that resolution of the Parent becomes imminent, the committed line of credit the IHC provided to the Parent will automatically terminate, with all amounts outstanding becoming due and payable, and the support agreement will require the Parent to transfer most of its remaining assets (other than stock in subsidiaries and a cash reserve to fund bankruptcy expenses) to the IHC. As a result, during a period of severe financial stress, the Parent could become unable to meet its debt and payment obligations (including with respect to its securities), causing the Parent to seek protection under bankruptcy laws earlier than it otherwise would have.

Our bank subsidiaries are subject to dividend limitations under the federal and state banking laws. Under these statutes, prior regulatory consent is required for dividends in any year that would exceed the bank’s net profits for such year combined with retained net profits for the prior two years. Additionally, such bank subsidiaries may not declare dividends in excess of net profits on hand, as defined, after deducting the amount by which the principal amount of all loans, on which interest is past due for a period of six months or more, exceeds the allowance for credit losses.

The payment of dividends also is limited by minimum capital requirements and buffers imposed on banks. As of Dec. 31, 2020, our bank subsidiaries exceeded these requirements.

Subsequent to Dec. 31, 2020, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $803 million, without the need for a regulatory waiver. In addition, at Dec. 31, 2020, non-bank subsidiaries of the Parent had liquid assets of approximately $1.6 billion.

The bank subsidiaries declared dividends of $1.5 billion in 2020, $3.2 billion in 2019 and $3.8 billion in 2018. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

In March 2020, we and the other members of the Financial Services Forum announced the temporary suspension of share repurchases until the end of the second quarter of 2020 to preserve capital and liquidity in order to further the objective of using capital and liquidity to support clients and customers. In June 2020, the Federal Reserve announced that it required participating CCAR firms, including us, to update and resubmit their capital plans and that, as a result, unless otherwise approved by the Federal Reserve, participating firms were not permitted to conduct open market common stock repurchases in the third quarter of 2020 or to increase their common stock dividends. In September 2020, the Federal Reserve extended the limitation on open market common stock repurchases and increases in common stock dividends through the fourth quarter of 2020.

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

In December 2020, the Federal Reserve released the results of the second round of CCAR stress tests during 2020 and extended the restriction on common stock dividends and open market common share repurchases applicable to participating CCAR firms, including us, to the first quarter of 2021, with certain modifications. Under the modified restrictions, the Company must maintain the current dividend rate and may pay common stock dividends and make open market common share repurchases that, in the aggregate, do not exceed an amount equal to the average of its net income for the four preceding calendar quarters. The Company has declared its common stock dividend for the first quarter of 2021 and is authorized during the quarter to conduct open market common share repurchases in an amount up to approximately $625 million under the Federal Reserve’s modified distribution limitation.

The Federal Reserve Act limits, and requires collateral for, extensions of credit by our insured subsidiary banks to the Parent and certain of its non-bank affiliates. Also, there are restrictions on the amounts of investments by such banks in stock and other securities of BNY Mellon and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of our affiliates are limited to 10% of such bank’s regulatory capital, and in the aggregate for BNY Mellon and all such affiliates to 20%, and collateral must be between 100% and 130% of the amount of the credit, depending on the type of collateral.

In the event of impairment of the capital stock of one of the Parent’s national banks or The Bank of New York Mellon, the Parent, as the banks’ stockholder, could be required to pay such deficiency.
The Parent guaranteed the debt issued by Mellon Funding Corporation, a wholly-owned financing subsidiary of the Company. No debt issued by Mellon Funding Corporation was outstanding as of Dec. 31, 2019 and Dec. 31, 2020. The Parent also guarantees the committed and uncommitted lines of credit of Pershing LLC and Pershing Limited subsidiaries. The Parent guarantees described above are full and unconditional and contain the standard provisions relating to parent guarantees of subsidiary debt. Additionally, the Parent guarantees or indemnifies obligations of its consolidated subsidiaries as needed. Generally, there are no stated notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. As a result, we are unable to develop an estimate of the maximum payout under these indemnifications. However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications.

The condensed financial statements of the Parent include the accounts of the Parent; Mellon Funding Corporation and MIPA, LLC, a single-member limited liability company, created to hold and administer corporate-owned life insurance. In 2020, the process commenced to dissolve Mellon Funding Corporation via a liquidating dividend of its cash and deferred taxes to the Parent. MIPA, LLC was dissolved in 2019 via a liquidating dividend of its assets to the Parent.

Financial data for the Parent, the financing subsidiary and the single-member limited liability company are combined for financial reporting purposes because of the limited function of these entities and the unconditional guarantee by BNY Mellon of their obligations.

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2020	2019	2018
Dividends from bank subsidiaries	$1,485	$3,209	$3,874
Dividends from nonbank subsidiaries	1,199	2,075	1,869
Interest revenue from bank subsidiaries	—	4	13
Interest revenue from nonbank subsidiaries	53	153	200
(Loss) gain on securities held for sale	—	(11)	1
Other revenue	50	39	36
Total revenue	2,787	5,469	5,993
Interest expense (including $30, $64 and $59, to subsidiaries, respectively)	520	941	658
Other expense	168	197	439
Total expense	688	1,138	1,097
Income before income taxes and equity in undistributed net income of subsidiaries	2,099	4,331	4,896
(Benefit) for income taxes	(289)	(208)	(165)
Equity in undistributed net income:
Bank subsidiaries	1,278	(139)	(508)
Nonbank subsidiaries	(49)	41	(287)
Net income	3,617	4,441	4,266
Preferred stock dividends and redemption charge	(194)	(169)	(169)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,423	$4,272	$4,097

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2020	2019
Assets:
Cash and due from banks	$330	$345
Securities	6	8
Investment in and advances to subsidiaries and associated companies:
Banks	36,431	32,511
Other	38,064	36,948
Subtotal	74,495	69,459
Corporate-owned life insurance	782	773
Other assets	202	319
Total assets	$75,815	70,904
Liabilities:
Deferred compensation	$417	455
Affiliate borrowings	2,176	1,500
Other liabilities	1,866	1,631
Long-term debt	25,555	25,835
Total liabilities	30,014	29,421
Shareholders’ equity	45,801	41,483
Total liabilities and shareholders’ equity	$75,815	70,904

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2020	2019	2018
Operating activities:
Net income	$3,617	$4,441	$4,266
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net loss (income) of subsidiaries	(1,229)	98	795
Change in accrued interest receivable	(17)	(12)	27
Change in accrued interest payable	(26)	(17)	29
Change in taxes payable (a)	(281)	331	224
Other, net	368	(107)	(257)
Net cash provided by operating activities	2,432	4,734	5,084
Investing activities:
Sales of securities	—	—	13
Acquisitions of, investments in, and advances to subsidiaries (b)	(1,442)	1,495	(53)
Other, net	—	—	1
Net cash (used for) provided by investing activities	(1,442)	1,495	(39)
Financing activities:
Proceeds from issuance of long-term debt	2,993	1,745	4,144
Repayments of long-term debt	(3,950)	(4,250)	(3,650)
Change in advances from subsidiaries	1,195	242	(1,561)
Issuance of common stock	58	86	120
Issuance of preferred stock	1,567	—	—
Treasury stock acquired	(989)	(3,327)	(3,269)
Redemption of preferred stock	(583)	—	—
Cash dividends paid	(1,296)	(1,289)	(1,221)
Net cash (used for) financing activities	(1,005)	(6,793)	(5,437)
Change in cash and due from banks	(15)	(564)	(392)
Cash and due from banks at beginning of year	345	909	1,301
Cash and due from banks at end of year	$330	$345	$909
Supplemental disclosures
Interest paid	$546	$958	$629
Income taxes paid	3	2	12
Income taxes refunded	—	—	7
(a)    Includes payments received from subsidiaries for taxes of $736 million in 2020, $823 million in 2019 and $837 million in 2018.
(b)    Includes $3,715 million of cash outflows, net of $2,273 million of cash inflows in 2020, $2,139 million of cash outflows, net of $3,634 million of cash inflows in 2019 and $2,807 million of cash outflows, net of $2,754 million of cash inflows in 2018.

174 BNY Mellon

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

Certain parameters in some financial models are not directly observable and, therefore, are based on management’s estimates and judgments. These financial instruments are normally traded less actively. We apply valuation adjustments to mitigate the possibility of error and revision in the model-based estimate value. Examples include products where parameters such as correlation and recovery rates are unobservable.

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

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

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

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2020, we have no instruments included in Level 3 of the valuation hierarchy.

At Dec. 31, 2020, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 4.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly structured products, where correlation risk is

176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

unobservable. As of Dec. 31, 2020, we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 23.

Seed capital

In our Investment and Wealth Management business, we make seed capital investments in certain funds we manage. Seed capital is generally included in other assets on the consolidated balance sheet. When applicable, we value seed capital based on the published NAV of the fund.

For other types of investments in funds, we consider all of the rights and obligations inherent in our ownership interest, including the reported NAV as well as other factors that affect the fair value of our interest in the fund.

Interests in securitizations

For the interests in securitizations that are classified in trading assets—equity instruments and long-term debt—we use discounted cash flow models, which generally include assumptions of projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and estimates of payments to third-party investors. When available, we compare our fair value estimates and assumptions to market activity and to the actual results of the securitized portfolio.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2020 and Dec. 31, 2019, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2020					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
U.S. Treasury	$24,894	$—	$—	$—	$24,894
Agency RMBS	—	22,347	—	—	22,347
Sovereign debt/sovereign guaranteed	5,909	6,482	—	—	12,391
Agency commercial MBS	—	9,228	—	—	9,228
Supranational	—	7,160	—	—	7,160
Foreign covered bonds	—	6,725	—	—	6,725
CLOs	—	4,703	—	—	4,703
Foreign government agencies	—	4,135	—	—	4,135
U.S. government agencies	—	3,853	—	—	3,853
Other ABS	—	3,164	—	—	3,164
Non-agency commercial MBS	—	3,017	—	—	3,017
Non-agency RMBS (b)	—	2,326	—	—	2,326
State and political subdivisions	—	2,308	—	—	2,308
Corporate bonds	—	1,994	—	—	1,994
Commercial paper/CDs	—	249	—	—	249
Other debt securities	—	1	—	—	1
Total available-for-sale securities	30,803	77,692	—	—	108,495
Trading assets:
Debt instruments	1,803	3,868	—	—	5,671
Equity instruments (c)	5,775	—	—	—	5,775
Derivative assets not designated as hedging:
Interest rate	5	4,477	—	(1,952)	2,530
Foreign exchange	—	7,688	—	(6,392)	1,296
Equity and other contracts	—	2	—	(2)	—
Total derivative assets not designated as hedging	5	12,167	—	(8,346)	3,826
Total trading assets	7,583	16,035	—	(8,346)	15,272
Other assets:
Derivative assets designated as hedging:
Foreign exchange	—	19	—	—	19
Total derivative assets designated as hedging	—	19	—	—	19
Other assets (d)	111	191	—	—	302
Assets measured at NAV (d)					201
Subtotal assets of operations at fair value	38,497	93,937	—	(8,346)	124,289
Percentage of assets of operations prior to netting	29%	71%	—%
Assets of consolidated investment management funds	393	94	—	—	487
Total assets	$38,890	$94,031	$—	$(8,346)	$124,776
Percentage of total assets prior to netting	29%	71%	—%

178 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2020					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$2,287	$35	$—	$—	$2,322
Equity instruments	11	—	—	—	11
Derivative liabilities not designated as hedging:
Interest rate	2	3,878	—	(2,348)	1,532
Foreign exchange	—	7,622	—	(5,484)	2,138
Equity and other contracts	7	34	—	(13)	28
Total derivative liabilities not designated as hedging	9	11,534	—	(7,845)	3,698
Total trading liabilities	2,307	11,569	—	(7,845)	6,031
Long-term debt (c)	—	400	—	—	400
Other liabilities – derivative liabilities designated as hedging:
Interest rate	—	666	—	—	666
Foreign exchange	—	441	—	—	441
Total other liabilities – derivative liabilities designated as hedging	—	1,107	—	—	1,107
Subtotal liabilities of operations at fair value	2,307	13,076	—	(7,845)	7,538
Percentage of liabilities of operations prior to netting	15%	85%	—%
Liabilities of consolidated investment management funds	1	2	—	—	3
Total liabilities	$2,308	$13,078	$—	$(7,845)	$7,541
Percentage of total liabilities prior to netting	15%	85%	—%
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
(b)    Includes $487 million in Level 2 that was included in the former Grantor Trust.
(c)    Includes certain interests in securitizations.
(d)    Includes seed capital, private equity investments and other assets.

BNY Mellon 179

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

180 BNY Mellon

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
(d)    Includes seed capital, private equity investments and other assets.
BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2020						Dec. 31, 2019
	Total carrying value		Ratings (a)				Total carrying value		Ratings (a)
			AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower			AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower
(dollars in millions)		(b)						(b)
Non-agency RMBS (c), originated in:
2008-2020	$1,548		100%	—%	—%	—%	$215		100%	—%	—%	—%
2007	179		12	3	—	85	249		17	2	—	81
2006	237		—	23	—	77	291		—	21	—	79
2005	227		3	—	7	90	305		5	2	8	85
2004 and earlier	135		19	10	11	60	173		22	24	4	50
Total non-agency RMBS	$2,326		69%	3%	1%	27%	$1,233		25%	9%	3%	63%
Non-agency commercial MBS originated in:
2009-2020	$3,017		99%	1%	—%	—%	$2,178		98%	2%	—%	—%
Foreign covered bonds:
Canada	$2,552		100%	—%	—%	—%	$1,798		100%	—%	—%	—%
UK	1,259		100	—	—	—	984		100	—	—	—
Australia	951		100	—	—	—	431		100	—	—	—
Norway	703		100	—	—	—	287		100	—	—	—
Germany	494		100	—	—	—	357		100	—	—	—
Other	766		100	—	—	—	340		100	—	—	—
Total foreign covered bonds	$6,725		100%	—%	—%	—%	$4,197		100%	—%	—%	—%
Sovereign debt/sovereign guaranteed:
Germany	$2,222		100%	—%	—%	—%	$1,997		100%	—%	—%	—%
Italy	2,010		—	—	100	—	1,260		—	—	100	—
Spain	1,920		—	5	95	—	1,453		—	6	94	—
France	1,697		100	—	—	—	1,272		100	—	—	—
UK	1,089		100	—	—	—	3,318		100	—	—	—
Singapore	984		100	—	—	—	742		100	—	—	—
Canada	572		100	—	—	—	271		100	—	—	—
Netherlands	491		100	—	—	—	791		100	—	—	—
Japan	408		—	100	—	—	274		—	100	—	—
Austria	256		100	—	—	—	240		100	—	—	—
Ireland	252		—	100	—	—	301		—	100	—	—
Other (d)	490		74	—	—	26	727		80	1	—	19
Total sovereign debt/sovereign guaranteed	$12,391		62%	6%	31%	1%	$12,646		73%	5%	21%	1%
Foreign government agencies:
Germany	$1,473		100%	—%	—%	—%	$1,131		100%	—%	—%	—%
Netherlands	847		100	—	—	—	678		100	—	—	—
Canada	511		75	25	—	—	71		—	100	—	—
France	305		100	—	—	—	42		100	—	—	—
Sweden	281		100	—	—	—	202		100	—	—	—
Norway	273		100	—	—	—	216		100	—	—	—
Finland	225		100	—	—	—	245		100	—	—	—
Other	220		55	45	—	—	58		—	100	—	—
Total foreign government agencies	$4,135		95%	5%	—%	—%	$2,643		95%	5%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    At Dec. 31, 2020 and Dec. 31, 2019, sovereign debt/sovereign guaranteed securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(c)    Includes $487 million at Dec. 31, 2020 and $640 million at Dec. 31, 2019 that were included in the former Grantor Trust.
(d)    Includes non-investment grade sovereign debt/sovereign guaranteed securities related to Brazil of $125 million at Dec. 31, 2020 and $134 million at Dec. 31, 2019.

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to the fair value of our assets, liabilities and unfunded lending-related commitments, although they are not measured at fair value on an ongoing basis. Examples would be the recording of an impairment of an asset and non-readily marketable equity securities carried at cost with upward or downward adjustments.

The following table presents the financial instruments carried on the consolidated balance sheet by caption and level in the fair value hierarchy as of Dec. 31, 2020 and Dec. 31, 2019.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2020				Dec. 31, 2019
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$48	$—	$48	$—	$58	$—	$58
Other assets (b)	—	131	—	131	—	64	—	64
Total assets at fair value on a nonrecurring basis	$—	$179	$—	$179	$—	$122	$—	$122
(a)The fair value of these loans decreased $1 million in both 2020 and 2019, based on the fair value of the underlying collateral, as required by guidance in ASC 326, Financial Instruments – Credit Losses, with an offset to the allowance for credit losses.
(b)Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2020 and Dec. 31, 2019, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$141,775	$—	$141,775	$141,775
Interest-bearing deposits with banks	—	17,310	—	17,310	17,300
Federal funds sold and securities purchased under resale agreements	—	30,907	—	30,907	30,907
Securities held-to-maturity	4,120	45,104	—	49,224	47,946
Loans (a)	—	53,586	—	53,586	55,121
Other financial assets	6,252	1,160	—	7,412	7,412
Total	$10,372	$289,842	$—	$300,214	$300,461
Liabilities:
Noninterest-bearing deposits	$—	$83,854	$—	$83,854	$83,854
Interest-bearing deposits	—	257,287	—	257,287	257,691
Federal funds purchased and securities sold under repurchase agreements	—	11,305	—	11,305	11,305
Payables to customers and broker-dealers	—	25,085	—	25,085	25,085
Borrowings	—	563	—	563	563
Long-term debt	—	27,306	—	27,306	25,584
Total	$—	$405,400	$—	$405,400	$404,082
(a)    Does not include the leasing portfolio.

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments	Dec. 31, 2019
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$95,042	$—	$95,042	$95,042
Interest-bearing deposits with banks	—	14,832	—	14,832	14,811
Federal funds sold and securities purchased under resale agreements	—	30,182	—	30,182	30,182
Securities held-to-maturity	4,630	30,175	—	34,805	34,483
Loans (a)	—	54,194	—	54,194	53,718
Other financial assets	4,830	1,233	—	6,063	6,063
Total	$9,460	$225,658	$—	$235,118	$234,299
Liabilities:
Noninterest-bearing deposits	$—	$57,630	$—	$57,630	$57,630
Interest-bearing deposits	—	200,846	—	200,846	201,836
Federal funds purchased and securities sold under repurchase agreements	—	11,401	—	11,401	11,401
Payables to customers and broker-dealers	—	18,758	—	18,758	18,758
Commercial paper	—	3,959	—	3,959	3,959
Borrowings	—	917	—	917	917
Long-term debt	—	27,858	—	27,858	27,114
Total	$—	$321,369	$—	$321,369	$321,615
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

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2020	2019
Assets of consolidated investment management funds:
Trading assets	$482	$229
Other assets	5	16
Total assets of consolidated investment management funds	$487	$245
Liabilities of consolidated investment management funds:
Other liabilities	3	1
Total liabilities of consolidated investment management funds	$3	$1

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

We have elected the fair value option on $240 million of long-term debt. The fair value of this long-term debt was $400 million at Dec. 31, 2020 and $387 million at Dec. 31, 2019. The long-term debt is valued using observable market inputs and is included in Level 2 of the valuation hierarchy.

The following table presents the changes in fair value of long-term debt recorded in foreign exchange and other trading revenue in the consolidated income statement.

Change in fair value of long-term debt (a)
	Year ended Dec. 31,
(in millions)	2020	2019	2018
Foreign exchange and other trading revenue	$(13)	$(16)	$(4)
(a)    The changes in fair value are approximately offset by an economic hedge included in foreign exchange and other trading revenue.

184 BNY Mellon

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31, 2020	Dec. 31, 2019
(in millions)
Lending commitments	$47,577	$49,119
Standby letters of credit (“SBLC”) (a)	2,265	2,298
Commercial letters of credit	60	74
Securities lending indemnifications (b)(c)	469,121	408,378
(a)Net of participations totaling $154 million at Dec. 31, 2020 and $146 million at Dec. 31, 2019.
(b)Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $62 billion at Dec. 31, 2020 and $57 billion at Dec. 31, 2019.
(c)Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $41 billion at Dec. 31, 2020 and $37 billion at Dec. 31, 2019.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $30.7 billion in less than one year, $16.4 billion in one to five years and $449 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $194 million at Dec. 31, 2020 and $184 million at Dec. 31, 2019. At Dec. 31, 2020, $1.5 billion of the SBLCs will expire within one year, $743 million in one to five years and none over five years.

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

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31, 2020	Dec. 31, 2019

Investment grade	82%	90%
Non-investment grade	18%	10%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $60 million at Dec. 31, 2020 and $74 million at Dec. 31, 2019.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

collateral, if any. The allowance for lending-related commitments was $121 million at Dec. 31, 2020 and $94 million at Dec. 31, 2019.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $493 billion at Dec. 31, 2020 and $428 billion at Dec. 31, 2019.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2020 and Dec. 31, 2019, $62 billion and $57 billion, respectively, of borrowings at CIBC Mellon, for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $66 billion and $61 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY Mellon receives cash from and provides securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY Mellon advances cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on the settlement date. At Dec. 31, 2020, we had no unsettled repurchase agreements and $3.2 billion of unsettled reverse repurchase agreements.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2020. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2020
	Loans	Unfunded commitments	Total exposure
Securities industry	$2.3	$21.6	$23.9
Asset managers	1.4	6.4	7.8
Banks	6.7	1.1	7.8
Insurance	0.1	2.8	2.9
Government	0.1	0.2	0.3
Other	0.6	0.7	1.3
Total	$11.2	$32.8	$44.0

Commercial portfolio exposure (in billions)	Dec. 31, 2020
	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.5	$4.1	$4.6
Services and other	0.6	3.8	4.4
Energy and utilities	0.3	3.9	4.2
Media and telecom	—	0.9	0.9
Total	$1.4	$12.7	$14.1

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Sponsored member repo program

BNY Mellon is a sponsoring member in the Fixed Income Clearing Corporation (“FICC”) sponsored member program, where we submit eligible overnight repurchase and reverse repurchase transactions in U.S. Treasury securities (“Sponsored Member Transactions”) between BNY Mellon and our sponsored member clients for novation and clearing through FICC pursuant to the FICC Government Securities Division rulebook (the “FICC Rules”). We also guarantee to FICC the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC Rules in connection with such clients’ Sponsored Member Transactions. We minimize our credit exposure under this guaranty by obtaining a security interest in our sponsored member clients’ collateral and rights under Sponsored Member Transactions. See

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

“Offsetting assets and liabilities” in Note 23 for additional information on our repurchase and reverse repurchase agreements.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2020 and Dec. 31, 2019, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2020 and Dec. 31, 2019, we did not record any material liabilities under these arrangements.

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

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

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

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $730 million in excess of the accrued liability (if any) related to those matters. For matters where a reasonably possible loss is denominated in a foreign currency, our estimate is adjusted quarterly based on prevailing exchange rates. We do not consider potential recoveries when estimating reasonably possible losses.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Mortgage-Securitization Trusts Proceedings
The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Three actions commenced in December 2014, December 2015 and February 2017 are pending in New York federal court; and one action commenced in May 2016 is pending in New York state court.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC (“Pershing”) became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank, also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. After dismissals, three lawsuits remain against Pershing in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing. All the cases that have been brought in federal court against Pershing and the case brought against The Bank of New York Mellon have been consolidated in Texas federal court for discovery purposes. In July 2020, after being enjoined from pursuing claims before the Financial Industry Regulatory Authority, Inc. (“FINRA”), an investment firm filed an action against Pershing in Texas federal court. FINRA arbitration proceedings also have been initiated by alleged purchasers asserting similar claims.

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Mellon Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis

188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP has appealed that decision. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Mellon Alocação de Patrimônio Ltda. (“Alocação de Patrimônio”), an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service (“MPF”) filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice, and the MPF has appealed that decision. In addition, the Tribunal de Contas da Uniao (“TCU”), an administrative tribunal, has initiated two proceedings with the purpose of determining liability for losses to two investment funds administered by DTVM in which Postalis was the exclusive investor. On Sept. 9, 2020, TCU rendered a decision in one of the proceedings, finding DTVM and two former Postalis directors jointly and severally liable for approximately $45 million. TCU also imposed on DTVM a fine of approximately $2 million. DTVM has filed an administrative appeal of the decision. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Alocação de Patrimônio, alleging liability for losses in another fund for which DTVM was administrator and Alocação de Patrimônio and Ativos were managers. On June 19, 2020, a lawsuit was filed in federal court in Rio de Janeiro against DTVM, Postalis, and various other defendants alleging liability against DTVM for certain Postalis losses in an investment fund of which DTVM was administrator.

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

German Tax Matters
German authorities are investigating past “cum/ex” trading, which involved the purchase of equity securities on or shortly before the dividend date, but settled after that date, potentially resulting in an unwarranted refund of withholding tax. German authorities have taken the view that past cum/ex trading may have resulted in tax avoidance or evasion. European subsidiaries of BNY Mellon have been informed by German authorities about investigations into potential cum/ex trading by certain third-party investment funds, where one of the subsidiaries had acquired entities that served as depositary and/or fund manager for those third-party investment funds. We have received information requests from the authorities relating to pre-acquisition activity and are cooperating fully with those requests. In August 2019, the District Court of Bonn ordered that one of these subsidiaries be joined as a secondary party in connection with the prosecution of unrelated individual defendants. Trial commenced in September 2019. In March 2020, the court stated that it would refrain from taking action against the subsidiary in order to expedite the conclusion of the trial. The court convicted the unrelated individual defendants, and determined that the cum/ex trading activities of the relevant third-party investment funds were unlawful. In November and December 2020, we received secondary liability notices from the German tax authorities totaling approximately $150 million related to pre-acquisition activity in various funds for which the entities we acquired were depositary and/or fund manager. We have appealed the notices. In connection with the acquisition of the subject entities, we obtained an indemnity for liabilities from the sellers that we intend to pursue as necessary.

Note 23–Derivative instruments

We use derivatives to manage exposure to market risk, including interest rate risk, equity price risk and

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2020.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. We enter into fair value hedges as an interest rate risk management strategy to reduce fair value variability by converting certain fixed rate interest payments associated with available-for-sale securities and long-term debt to floating interest rates. We also utilize interest rate swaps and forward exchange contracts as cash flow hedges to manage our exposure to interest rate and foreign exchange rate changes.

The available-for-sale securities hedged consist of U.S. Treasury, agency and non-agency commercial MBS, sovereign debt/sovereign guaranteed, corporate bonds and foreign covered bonds. At Dec. 31, 2020, $17.4 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $17.5 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. In fair value hedging relationships, fixed rate debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2020, $13.9 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $13.9 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 15 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as Indian rupee, British pound, Euro, Hong Kong dollar, Polish zloty and Singapore dollar used in revenue and expense transactions for entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2020, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $346 million (notional), with a pre-tax gain of $10 million recorded in accumulated OCI. This gain will be reclassified to earnings over the next 12 months.

We also utilize forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. Forward points are designated as an excluded component and amortized into earnings over the hedge period. The unamortized derivative value associated with the excluded component is recognized in accumulated OCI. At Dec. 31, 2020, $148 million par value of available-for-sale securities was hedged with foreign currency forward contracts that had a notional value of $148 million.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2020, forward foreign exchange contracts with notional amounts totaling $8.2 billion were designated as net investment hedges.

In addition to forward foreign exchange contracts, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. Those non-derivative financial instruments designated as hedges of our net investments in foreign subsidiaries were all long-term liabilities of BNY Mellon and, at Dec. 31, 2020, had a combined U.S. dollar equivalent carrying value of $187 million.

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents the pre-tax gains (losses) related to our fair value and cash flow hedging activities recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges
(in millions)	Location of gains (losses)	2020	2019	2018
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest revenue	$(627)	$(795)	$284
Hedged item	Interest revenue	624	788	(273)
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	587	486	(328)
Hedged item	Interest expense	(586)	(483)	330
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Other revenue	(9)	9	(2)
Hedged item	Other revenue	11	(8)	2
Cash flow hedge of interest rate risk
Gain reclassified from OCI into income	Interest expense	—	7	—
Cash flow hedges of forecasted FX exposures
Gain reclassified from OCI into income	Other revenue	—	—	2
(Loss) gain reclassified from OCI into income	Staff expense	(1)	3	(4)
(Loss) gain recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$(1)	$7	$11
(a)    Includes gains of $1 million in 2020 and $2 million in 2019 and a (loss) of $1 million in 2018 associated with the amortization of the excluded component. At Dec. 31, 2020 and Dec. 31, 2019, the remaining accumulated OCI balance associated with the excluded component was de minimis.

The following table presents the impact of hedging derivatives used in net investment hedging relationships.

Impact of derivative instruments used in net investment hedging relationships
(in millions)
Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income	Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
	2020	2019	2018		2020	2019	2018
FX contracts	$(284)	$(19)	$535	Net interest revenue	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

	Dec. 31,		Dec. 31,
(in millions)	2020	2019	2020	2019
Available-for-sale securities (b)(c)	$17,536	$13,792	$1,428	$687
Long-term debt	$14,784	$13,945	$783	$116
(a)    Includes $177 million and $53 million of basis adjustment increases on discontinued hedges associated with available-for-sale securities at Dec. 31, 2020 and Dec. 31, 2019, respectively, and $118 million and $200 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2020 and Dec. 31, 2019, respectively.
(b)    Excludes hedged items where only foreign currency risk is the designated hedged risk, as the basis adjustments related to foreign currency hedges will not reverse through the consolidated income statement in future periods. The carrying amount excluded for available-for-sale securities was $148 million at Dec. 31, 2020 and $142 million at Dec. 31, 2019.
(c)    Carrying amount represents the amortized cost.

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and carrying values of our total derivative portfolio at Dec. 31, 2020 and Dec. 31, 2019.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2019
(in millions)
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$31,360	$28,365	$—	$—	$666	$350
Foreign exchange contracts	8,706	8,390	19	21	441	257
Total derivatives designated as hedging instruments			$19	$21	$1,107	$607
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$198,865	$306,790	$4,482	$3,690	$3,880	$3,250
Foreign exchange contracts	813,003	848,961	7,688	5,331	7,622	5,340
Equity contracts	5,142	3,189	2	19	37	5
Credit contracts	165	165	—	—	4	4
Total derivatives not designated as hedging instruments			$12,172	$9,040	$11,543	$8,599
Total derivatives fair value (d)			$12,191	$9,061	$12,650	$9,206
Effect of master netting agreements (e)			(8,346)	(5,819)	(7,845)	(5,415)
Fair value after effect of master netting agreements			$3,845	$3,242	$4,805	$3,791
(a)    The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the consolidated balance sheet.
(b)    For derivative transactions settled at clearing organizations, cash collateral exchanged is deemed a settlement of the derivative each day. The settlement reduces the gross fair value of derivative assets and liabilities and results in a corresponding decrease in the effect of master netting agreements, with no impact to the consolidated balance sheet.
(c)    The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the consolidated balance sheet.
(d)    Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815, Derivatives and Hedging.
(e)    Effect of master netting agreements includes cash collateral received and paid of $1,552 million and $1,051 million, respectively, at Dec. 31, 2020, and $1,022 million and $618 million, respectively, at Dec. 31, 2019.

Trading activities (including trading derivatives)

Our trading activities are focused on acting as a market-maker for our customers, facilitating customer trades and risk-mitigating economic hedging in compliance with the Volcker Rule. The change in the fair value of the derivatives utilized in our trading activities is recorded in foreign exchange and other trading revenue on the consolidated income statement.

The following table presents our foreign exchange and other trading revenue.

Foreign exchange and other trading revenue	Year ended Dec. 31,
(in millions)	2020	2019	2018
Foreign exchange	$776	$577	$663
Other trading revenue	13	77	69
Total foreign exchange and other trading revenue	$789	$654	$732

Foreign exchange revenue includes income from purchasing and selling foreign currencies and currency forwards, futures and options. Other trading revenue reflects results from trading in cash instruments, including fixed income and equity securities and non-foreign exchange derivatives.

We also use derivative financial instruments as risk-mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and were gains of $22 million in 2020 and $36 million in 2019 and a loss of $20 million in 2018.

We manage trading risk through a system of position limits, a value-at-risk (“VaR”) methodology based on historical simulation and other market sensitivity measures. Risk is monitored and reported to senior

192 BNY Mellon

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

VaR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences. As a result, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management’s assessment of market conditions. Additional stress scenarios based upon historical market events are also performed. Stress tests may incorporate the impact of reduced market liquidity and the breakdown of historically observed correlations and extreme scenarios. VaR and other statistical measures, stress testing and sensitivity analysis are incorporated into other risk management materials.

Counterparty credit risk and collateral

We assess the credit risk of our counterparties through regular examination of their financial statements, confidential communication with the management of those counterparties and regular monitoring of publicly available credit rating information. This and other information is used to develop proprietary credit rating metrics used to assess credit quality.

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

Disclosure of contingent features in OTC derivative instruments

Certain OTC derivative contracts and/or collateral agreements contain credit risk-contingent features triggered upon a rating downgrade in which the counterparty has the right to request additional collateral or the right to terminate the contracts in a net liability position.

The following table shows the aggregate fair value of OTC derivative contracts in net liability positions that contained credit risk-contingent features and the value of collateral that has been posted.

	Dec. 31, 2020	Dec. 31, 2019
(in millions)
Aggregate fair value of OTC derivatives in net liability positions (a)	$5,235	$3,442
Collateral posted	$5,568	$3,671
(a)    Before consideration of cash collateral.

The aggregate fair value of OTC derivative contracts containing credit risk-contingent features can fluctuate from quarter to quarter due to changes in market conditions, composition of counterparty trades, new business or changes to the contingent features.

The Bank of New York Mellon, our largest banking subsidiary, enters into the substantial majority of our OTC derivative contracts and/or collateral agreements. As such, the contingent features may be triggered if The Bank of New York Mellon’s long-term issuer rating were downgraded.

The following table shows the fair value of contracts falling under early termination provisions that were in net liability positions for three key ratings triggers.

Potential close-out exposures (fair value) (a)
	Dec. 31, 2020	Dec. 31, 2019
(in millions)
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$79	$56
Baa2/BBB	$813	$608
Ba1/BB+	$2,859	$2,084
(a)    The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.
(b)    Represents ratings by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2020 and Dec. 31, 2019, existing collateral arrangements would have required us to post additional collateral of $41 million and $63 million, respectively.
BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2020
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$2,972	$1,952		$1,020	$311	$—	$709
Foreign exchange contracts	7,128	6,392		736	146	—	590
Equity and other contracts	2	2		—	—	—	—
Total derivatives subject to netting arrangements	10,102	8,346		1,756	457	—	1,299
Total derivatives not subject to netting arrangements	2,089	—		2,089	—	—	2,089
Total derivatives	12,191	8,346		3,845	457	—	3,388
Reverse repurchase agreements	78,828	59,561	(b)	19,267	19,252	—	15
Securities borrowing	11,640	—		11,640	11,166	—	474
Total	$102,659	$67,907		$34,752	$30,875	$—	$3,877
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

194 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2020				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$4,533	$2,348		$2,185	$2,115	$—	$70
Foreign exchange contracts	7,280	5,484		1,796	143	—	1,653
Equity and other contracts	37	13		24	7	—	17
Total derivatives subject to netting arrangements	11,850	7,845		4,005	2,265	—	1,740
Total derivatives not subject to netting arrangements	800	—		800	—	—	800
Total derivatives	12,650	7,845		4,805	2,265	—	2,540
Repurchase agreements	69,831	59,561	(b)	10,270	10,270	—	—
Securities lending	1,035	—		1,035	983	—	52
Total	$83,516	$67,406		$16,110	$13,518	$—	$2,592
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

BNY Mellon 195

Notes to Consolidated Financial Statements (continued)

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2020				Dec. 31, 2019
	Remaining contractual maturity			Total	Remaining contractual maturity			Total
(in millions)	Overnight and continuous	Up to 30 days	30 days or more		Overnight and continuous	Up to 30 days	30 days or more
Repurchase agreements:
U.S. Treasury	$62,381	$—	$—	$62,381	$94,788	$10	$—	$94,798
Agency RMBS	3,117	—	80	3,197	4,234	774	—	5,008
Corporate bonds	190	218	1,436	1,844	266	236	1,617	2,119
State and political subdivisions	66	40	864	970	38	166	1,077	1,281
U.S. government agencies	425	—	—	425	594	16	—	610
Sovereign debt/sovereign guaranteed	—	—	—	—	—	22	—	22
Other debt securities	7	21	138	166	2	—	2	4
Equity securities	—	21	827	848	31	99	479	609
Total	$66,186	$300	$3,345	$69,831	$99,953	$1,323	$3,175	$104,451
Securities lending:
Agency RMBS	$161	$—	$—	$161	$160	$—	$—	$160
U.S. government agencies	—	—	—	—	19	—	—	19
Other debt securities	52	—	—	52	41	—	—	41
Equity securities	822	—	—	822	498	—	—	498
Total	$1,035	$—	$—	$1,035	$718	$—	$—	$718
Total secured borrowings	$67,221	$300	$3,345	$70,866	$100,671	$1,323	$3,175	$105,169

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

196 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Investment Services business

Line of business	Primary products and services	Primary types of revenue
Asset Servicing	Custody, Trust & Depositary, accounting, ETF services, middle-office solutions, transfer agency, services for private equity and real estate funds, foreign exchange, securities lending, liquidity/lending services, prime brokerage and data analytics	– Asset servicing fees (includes securities lending revenue) – Net interest revenue – Foreign exchange revenue – Financing-related fees

Pershing	Clearing and custody, investment, wealth and retirement solutions, technology and enterprise data management, trading services and prime brokerage	– Clearing services fees – Net interest revenue

Issuer Services	Corporate Trust (trustee, paying agency, fiduciary, escrow and other financial services) and Depositary Receipts (issuer services and support for brokers and investors)	– Issuer services fees – Net interest revenue – Foreign exchange revenue

Treasury Services	Integrated cash management solutions including payments, foreign exchange, liquidity management, receivables processing and payables management and trade finance and processing	– Treasury services fees – Net interest revenue – Foreign exchange revenue

Clearance and Collateral Management	Clearance (including U.S. government and global clearing services) and Global Collateral Management (including tri-party services)	– Asset servicing fees – Net interest revenue

Investment and Wealth Management business

Line of business	Primary products and services	Primary types of revenue
Investment Management	Diversified investment management strategies and distribution of investment products	– Investment management fees – Performance fees – Distribution and servicing fees

Wealth Management	Investment management, custody, wealth and estate planning, private banking services, investment services and information management	– Investment management fees – Net interest revenue

Other segment	Description	Primary types of revenue
	Includes leasing portfolio, corporate treasury activities, including our securities portfolio, derivatives and other trading activity, corporate and bank-owned life insurance, renewable energy investments and certain business exits	– Foreign exchange and other trading revenue – Net gain (loss) on securities – Investment and other income – Net interest revenue (expense)

BNY Mellon 197

Notes to Consolidated Financial Statements (continued)

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than GAAP which is used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. In 2020, we reclassified the results of certain services provided between the segments from noninterest expense to fee and other revenue. The intersegment activity is eliminated in the Other segment and relates to services that are also provided to third parties and provides consistency with the reporting of the revenues. This adjustment had no impact on income before taxes of the businesses. Also in 2020, we reclassified the results related to certain lending activities from the Wealth Management business to the Pershing business. These loans were originated by the Wealth Management business as a service to Pershing clients. This resulted in an increase in total revenue, noninterest expense and income before taxes in the Pershing business and corresponding decrease in the Wealth Management business. Prior periods were restated for both reclassifications.

The accounting policies of the businesses are the same as those described in Note 1.

The results of our businesses are presented and analyzed on an internal management reporting basis.

•Revenue amounts reflect fee and other revenue generated by each business and include revenue for services provided between the segments that are also provided to third parties. Fee and other revenue transferred between businesses under revenue transfer agreements is included within other revenue in each business.
•Revenues and expenses associated with specific client bases are included in those businesses. For example, foreign exchange activity associated with clients using custody products is included in Investment Services.
•Net interest revenue is allocated to businesses based on the yields on the assets and liabilities generated by each business. We employ a funds transfer pricing system that matches funds with the specific assets and liabilities of each business based on their interest sensitivity and maturity characteristics.
•The provision for credit losses associated with the respective credit portfolios is reflected in each business segment.
•Incentives expense related to restricted stock and RSUs is allocated to the businesses.
•Support and other indirect expenses, including services provided between segments that are not provided to third parties or not subject to a revenue transfer agreement, are allocated to businesses based on internally developed methodologies and reflected in noninterest expense.
•Recurring FDIC expense is allocated to the businesses based on average deposits generated within each business.
•Litigation expense is generally recorded in the business in which the charge occurs.
•Management of the securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the valuation of the securities portfolio are generally included in the Other segment.
•Client deposits serve as the primary funding source for our securities portfolio. We typically allocate all interest revenue to the businesses generating the deposits. Accordingly, accretion related to the portion of the securities portfolio restructured in 2009 has been included in the results of the businesses.
•Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Businesses with a net liability position have been allocated assets.
•Goodwill and intangible assets are reflected within individual businesses.

198 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules present the contribution of our businesses to our overall profitability.

For the year ended Dec. 31, 2020	Investment Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$9,256	$3,495	(a)	$71	$12,822	(a)
Net interest revenue (expense)	2,925	197		(145)	2,977
Total revenue (loss)	12,181	3,692	(a)	(74)	15,799	(a)
Provision for credit losses	315	20		1	336
Noninterest expense	8,170	2,701		133	11,004
Income (loss) before income taxes	$3,696	$971	(a)	$(208)	$4,459	(a)
Pre-tax operating margin (b)	30%	26%		N/M	28%
Average assets	$331,809	$30,459		$51,050	$413,318
(a)    Total fee and other revenue includes net income from consolidated investment management funds of $75 million, representing $84 million of income and noncontrolling interests of $9 million. Total revenue and income before income taxes are net of noncontrolling interests of $9 million.
(b)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

For the year ended Dec. 31, 2019	Investment Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,926	$3,485	(a)	$837	$13,248	(a)
Net interest revenue (expense)	3,126	222		(160)	3,188
Total revenue	12,052	3,707	(a)	677	16,436	(a)
Provision for credit losses	(16)	(1)		(8)	(25)
Noninterest expense	8,096	2,647		157	10,900
Income before income taxes	$3,972	$1,061	(a)	$528	$5,561	(a)
Pre-tax operating margin (b)	33%	29%		N/M	34%
Average assets	$267,278	$29,479		$49,198	$345,955
(a)    Total fee and other revenue includes net income from consolidated investment management funds of $30 million, representing $56 million of income and noncontrolling interests of $26 million. Total revenue and income before income taxes are net of noncontrolling interests of $26 million.
(b)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

For the year ended Dec. 31, 2018	Investment Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$8,944	$3,799	(a)	$49	$12,792	(a)
Net interest revenue (expense)	3,403	272		(64)	3,611
Total revenue (loss)	12,347	4,071	(a)	(15)	16,403	(a)
Provision for credit losses	1	3		(15)	(11)
Noninterest expense	8,100	2,814		296	11,210	(b)
Income (loss) before income taxes	$4,246	$1,254	(a)	$(296)	$5,204	(a)(b)
Pre-tax operating margin (c)	34%	31%		N/M	32%
Average assets	$262,889	$29,365		$51,520	$343,774
(a)    Total fee and other revenue includes a net loss from consolidated investment management funds of $1 million, representing $13 million of losses and a loss attributable to noncontrolling interests of $12 million. Total revenue and income before income taxes are net of a loss attributable to noncontrolling interests of $12 million.
(b)    Noninterest expense and income before income taxes include a loss attributable to noncontrolling interest of $1 million related to other consolidated subsidiaries.
(c)    Income before taxes divided by total revenue.
N/M – Not meaningful.

BNY Mellon 199

Notes to Consolidated Financial Statements (continued)

Note 25–International operations

International activity includes Investment Services and Investment and Wealth Management fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the United States and/or the international activity is resident at an international entity. Due to the nature of our international and domestic activities, it is not possible to precisely distinguish our international operations between internationally and domestically domiciled customers. As a result, it is necessary to make certain subjective assumptions such as:

•Income from international operations is determined after internal allocations for interest revenue, taxes, expenses and provision for credit losses.
•Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other			Total
2020
	Total assets at period end (a)	$92,374	(b)	$28,416	$2,513	$123,303	$346,330	$469,633
	Total revenue	3,964	(b)	1,168	698	5,830	9,978	15,808
	Income before income taxes	1,549		607	437	2,593	1,875	4,468
	Net income	1,179		462	332	1,973	1,653	3,626
2019
	Total assets at period end (a)	$74,504	(b)	$36,347	$2,636	$113,487	$268,021	$381,508
	Total revenue	3,833	(b)	1,161	737	5,731	10,731	16,462
	Income before income taxes	1,447		548	506	2,501	3,086	5,587
	Net income	1,116		423	390	1,929	2,538	4,467
2018
	Total assets at period end (a)	$74,982	(b)	$23,199	$1,483	$99,664	$263,209	$362,873
	Total revenue	4,252	(b)	1,103	684	6,039	10,353	16,392
	Income before income taxes	1,694		564	455	2,713	2,479	5,192
	Net income	1,345		448	361	2,154	2,100	4,254
(a)Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(b)Includes assets of approximately $38.1 billion, $30.8 billion and $30.6 billion and revenue of approximately $2.6 billion, $2.6 billion and $2.6 billion in 2020, 2019 and 2018, respectively, of international operations domiciled in the UK, which is 8%, 8% and 8% of total assets and 16%, 16% and 16% of total revenue, respectively.

200 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 26–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2020	2019		2018
Transfers from loans to other assets for other real estate owned	$1	$2		$2
Change in assets of consolidated investment management funds	242	16		268
Change in liabilities of consolidated investment management funds	2	1		—
Change in nonredeemable noncontrolling interests of consolidated investment management funds	41	1		215
Securities purchased not settled	205	497		227
Securities sold not settled	—	—		187
Available-for-sale securities transferred to held-to-maturity	501	—		—
Available-for-sale securities transferred to trading assets	—	—		963
Held-to-maturity securities transferred to available-for-sale	—	—		1,087
Premises and equipment/capitalized software funded by finance lease obligations	10	14		26
Premises and equipment/operating lease obligations	208	1,754	(a)	—
Investment redemptions not settled	9	20		—
(a)    Includes $1,244 million related to the adoption of ASU 2016-02, Leases, and $510 million related to new or modified leases.

BNY Mellon 201

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY Mellon’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2021 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.
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

202 BNY Mellon

a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Quantitative component of BNY Mellon’s pooled allowance for credit losses for loans and lending-related commitments related to higher risk-rated credits and pass-rated credits
As discussed in Notes 1, 2 and 5 to the consolidated financial statements, BNY Mellon’s allowance for credit losses, for loans and lending-related commitments (ACL), is presented as a valuation allowance to loans, and is recorded in other liabilities for lending-related commitments. At December 31, 2020, BNY Mellon had an allowance for loan losses of $358 million and an allowance for lending-related commitments of $121 million. BNY Mellon utilizes a quantitative methodology and qualitative framework for determining the ACL for loans and lending-related commitments that share similar risk characteristics (pooled allowance). In estimating the quantitative component, BNY Mellon uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The quantitative component of the ACL for loans and lending-related commitments consists of the following three elements: (1) a pooled allowance for higher risk-rated credits and pass-rated credits; (2) a pooled allowance for residential mortgage loans; and (3) an asset-specific allowance involving individually evaluated credits of $1 million or greater. In estimating the quantitative component of the pooled allowance for higher risk-rated credits and pass-rated credits, BNY Mellon uses a methodology that applies the probability of default (PD) and loss given default (LGD) to the estimated facility amount at default. The loss expected in each loan incorporates the loan’s risk rating. The methodology incorporates a multi-scenario macroeconomic forecast of economic input variables over a reasonable and supportable forecast period spanning the life of the asset. The reasonable and supportable forecast period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. In order to capture the unique risks of the portfolios within the PD and LGD models, and the model used to estimate the facility amount at default, BNY Mellon segments the portfolio into major components, including commercial loans and lease financing, commercial real estate, financial institutions, residential mortgages, and other. A portion of the ACL is comprised of qualitative adjustments, based on various internal and external factors, intended to capture expected losses not reflected in the quantitative models but that are likely to impact the measurement of estimated credit losses.
We identified the assessment of the quantitative component of the pooled allowance for higher risk-rated credits and pass-rated credits as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the pooled allowance for higher risk-rated credits and pass-rated credits due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, the macroeconomic forecast scenarios and related economic input variables and weighting of each scenario, the reasonable and supportable forecast period, and loan risk ratings. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, and macroeconomic forecast models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY Mellon’s measurement of the pooled allowance for higher risk-rated credits and pass-rated credits, including controls related to the:
•development and approval of the ACL methodology
•development of the PD, LGD, and macroeconomic forecast models
•performance monitoring of the PD, LGD, and macroeconomic forecast models

BNY Mellon 203

•determination and measurement of the significant factors and assumptions used in the PD, LGD, and macroeconomic forecast models
•determination of the multi-scenario macroeconomic forecasts and their respective weights
•assessment of loan risk ratings
•computation, analysis, and approval of the ACL results, trends, and ratios.
We evaluated BNY Mellon’s process to develop the pooled allowance for higher risk-rated credits and pass- rated credits by testing certain sources of data, factors, and assumptions that BNY Mellon used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
•evaluating BNY Mellon’s pooled allowance for higher risk-rated credits and pass-rated credits for compliance with U.S. generally accepted accounting principles
•evaluating judgments made by BNY Mellon relative to the development and performance monitoring of the PD, LGD, and macroeconomic forecast models by comparing them to relevant company-specific metrics and trends and the applicable industry and regulatory practices
•assessing the conceptual soundness and performance testing of the PD, LGD, and macroeconomic forecast models by inspecting the model documentation to determine whether the models are suitable for their intended use
•assessing the macroeconomic forecast scenarios and economic input variables through comparison to publicly available forecasts
•testing the reasonable and supportable forecast period to evaluate the length of the period by comparing to specific portfolio risk characteristics and trends
•testing individual loan risk ratings for a selection of higher risk-rated credits and pass-rated credits by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral.
We also assessed the sufficiency of the audit evidence obtained related to the pooled allowance for higher risk-rated credits and pass-rated credits by evaluating the:
•cumulative results of the audit procedures
•qualitative aspects of BNY Mellon’s accounting practices
•potential bias in the accounting estimate.
Identification and measurement of accruals for litigation and regulatory contingencies
As discussed in Note 22 to the consolidated financial statements, BNY Mellon establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY Mellon has disclosed that for those matters described where BNY Mellon is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2020 is up to $730 million in excess of the accrued liability (if any) related to those matters.
We identified the assessment of the identification and measurement of BNY Mellon’s accruals for litigation and regulatory contingencies as a critical audit matter. Due to the measurement uncertainty, subjective and complex auditor judgment was required to evaluate the sufficiency of audit evidence obtained. Specifically, this assessment included the evaluation of the subjective estimates used to determine the range of

204 BNY Mellon

possible exposure and the probability of the predicted outcome based on the particular facts and circumstances at issue in each of the matters.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY Mellon’s process to identify, evaluate and measure accruals for litigation and regulatory contingencies and the reasonably possible losses. We performed inquiries of BNY Mellon to gain an understanding of any asserted or unasserted litigation, claims and assessments, and significant changes in individual accruals for litigation and regulatory contingencies. We performed inquiries of BNY Mellon’s regulators and examined regulatory reports to gain an understanding of developments of regulatory activity and related matters that may result in the assessment of regulatory fines or penalties. We obtained and read letters received directly from BNY Mellon’s internal legal counsel and a selection of external legal counsel that identified and described BNY Mellon’s potential exposure to certain legal or regulatory proceedings. For cases that have settled, we performed back-testing analyses of BNY Mellon’s litigation and regulatory contingency accruals recorded compared to amounts paid. We assessed the accrual for litigation and regulatory contingencies and evaluated the cumulative results of the procedures performed to assess the sufficiency of audit evidence obtained. We also evaluated the information included within the disclosures.

/s/ KPMG LLP

We have served as BNY Mellon’s auditor since 2007.

New York, New York
February 25, 2021

BNY Mellon 205

Directors, Executive Committee and Other Executive Officers
Effective February 25, 2021

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Elizabeth E. Robinson
Partner and Managing Director of	Senior Advisor, Canapi Ventures, a venture	Retired Global Treasurer of
EIG Global Energy Partners, an investment firm,	capital fund; and Advisor Emeritus, Hellman &	The Goldman Sachs Group, Inc.
and Chief Executive Officer of Harbour	Friedman LLC, a private equity firm	Global financial services company
Energy, Ltd., an energy investment vehicle
	Ralph Izzo	Samuel C. Scott III
Joseph J. Echevarria	Chairman, President and Chief Executive Officer,	Retired Chairman, President and
Chairman	Public Service Enterprise Group Incorporated	Chief Executive Officer of
The Bank of New York Mellon Corporation	Diversified energy holding company	Ingredion Incorporated (formerly Corn
Retired Chief Executive Officer of		Products International, Inc.)
Deloitte LLP	Edmund F. (Ted) Kelly	Global ingredient solutions provider
Global provider of audit, consulting, financial	Retired Chairman of
advisory, risk management, tax and related	Liberty Mutual Group	Frederick O. Terrell
services	Multi-line insurance company	Senior Advisor at Centerbridge Partners, LP
Private investment management firm
Thomas P. (Todd) Gibbons	Jennifer B. Morgan
Chief Executive Officer	Global Head of Portfolio Transformation and	Alfred W. (Al) Zollar
The Bank of New York Mellon Corporation	Talent at The Blackstone Group Inc.	Executive Partner at
	Global investment firm	Siris Capital Group, LLC
Private equity firm

Executive Committee and Other Executive Officers

Jolen Anderson *	Senthil Kumar *	Brian Ruane
Global Head of Human Resources	Chief Risk Officer	Chief Executive Officer, BNY Mellon
Government Securities Services Corp. and
Paul Camp	Kurtis R. Kurimsky *	Clearance and Collateral Management
Chief Executive Officer, Treasury Services	Corporate Controller
Akash Shah *
James T. Crowley	Francis (Frank) La Salla *	Head of Strategy and Global Client Management
Chief Executive Officer, Pershing	Chief Executive Officer, Issuer Services
Hanneke Smits *
Bridget E. Engle *	J. Kevin McCarthy *	Chief Executive Officer, Investment Management
Head of Operations and Technology	General Counsel
Robin Vince *
Thomas P. (Todd) Gibbons *	Emily Portney *	Chief Executive Officer, Global Market
Chief Executive Officer	Chief Financial Officer	Infastructure

Hani A. Kablawi *	Roman Regelman *	Adam Vos
Chairman of International	Chief Executive Officer, Asset Servicing and	Chief Executive Officer, Markets
Head of Digital
Catherine Keating *		James S. Wiener
Chief Executive Officer, Wealth Management		Head of Balance Sheet and Capital Strategy

*    Designated as an Executive Officer.

206 BNY Mellon

Performance Graph

Cumulative Total Shareholder Return (5 Years)
$250
$200
$150
$100
2015
2016
2017
2018
2019
2020
The Bank of New York Mellon Corporation
S&P 500 Financials Index
S&P 500 Index
Peer Group

Cumulative shareholder returns (a)	Dec. 31,
(in dollars)	2015	2016	2017	2018	2019	2020
The Bank of New York Mellon Corporation	$100.0	$117.0	$135.4	$120.7	$132.2	$115.1
S&P 500 Financials Index	100.0	122.8	150.0	130.5	172.4	169.5
S&P 500 Index	100.0	112.0	136.4	130.4	171.5	203.0
Peer Group	100.0	120.9	146.4	122.3	163.1	153.6
(a)    Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2015 to Dec. 31, 2020. Our peer group is composed of financial services companies which provide investment management and investment servicing. We also utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index, the S&P 500 Index as well as our peer group listed below. The comparison assumes a $100 investment on Dec. 31, 2015 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index, in the S&P 500 Index and in the peer group detailed below and assumes that all dividends were reinvested.

Peer Group
BlackRock, Inc. The Charles Schwab Corporation Franklin Resources, Inc. JPMorgan Chase & Co.	Morgan Stanley Northern Trust Corporation The PNC Financial Services Group, Inc. Prudential Financial, Inc.	State Street Corporation U.S. Bancorp Wells Fargo & Company

BNY Mellon 207