Form 10-K, Exhibit 13
period 2021-12-31
Bank of New York Mellon Corp
filed 2022-02-25
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2021 Annual Report

The Bank of New York Mellon Corporation (and its subsidiaries)
Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2021	2020	2019
Selected income statement information:
Fee and other revenue (a)	$13,313	$12,831	$13,274
Net interest revenue	2,618	2,977	3,188
Total revenue	15,931	15,808	16,462
Provision for credit losses	(231)	336	(25)
Noninterest expense	11,514	11,004	10,900
Income before income taxes	4,648	4,468	5,587
Provision for income taxes	877	842	1,120
Net income	3,771	3,626	4,467
Net (income) attributable to noncontrolling interests related to consolidated investment management funds	(12)	(9)	(26)
Preferred stock dividends	(207)	(194)	(169)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,552	$3,423	$4,272
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$4.17	$3.84	$4.53
Diluted	$4.14	$3.83	$4.51
Average common shares and equivalents outstanding (in thousands):
Basic	851,905	890,839	939,623
Diluted	856,359	892,514	943,109
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (b)	$46.7	$41.1	$37.1
Assets under management (“AUM”) (in billions) (c)	2,434	2,211	1,910
Selected ratios:
Return on common equity	8.9%	8.7%	11.4%
Return on tangible common equity – Non-GAAP (d)	17.1	17.0	23.2
Pre-tax operating margin	29	28	34
Net interest margin	0.68	0.84	1.10
Cash dividends per common share	$1.30	$1.24	$1.18
Common dividend payout ratio (e)	32%	33%	26%
Common dividend yield	2.2%	2.9%	2.3%
At Dec. 31
Closing stock price per common share	$58.08	$42.44	$50.33
Market capitalization	$46,705	$37,634	$45,331
Book value per common share	$47.50	$46.53	$42.12
Tangible book value per common share – Non-GAAP (d)	$24.31	$25.44	$21.33
Full-time employees	49,100	48,500	48,400
Common shares outstanding (in thousands)	804,145	886,764	900,683
Regulatory capital ratios (f)
Common Equity Tier 1 (“CET1”) ratio	11.2%	13.1%	11.5%
Tier 1 capital ratio	14.0	15.8	13.7
Total capital ratio	14.9	16.7	14.4
Tier 1 leverage ratio	5.5	6.3	6.6
Supplementary leverage ratio (“SLR”) (g)	6.6	8.6	6.1
(a)    In 2021, we reclassified certain items within total revenue on the consolidated income statement and revised prior periods to be comparable with the current period presentation. See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)    Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.7 trillion at Dec. 31, 2021 and $1.5 trillion at Dec. 31, 2020 and Dec. 31, 2019.
(c)    Excludes assets managed outside of the Investment and Wealth Management business segment.
(d)    Return on tangible common equity and tangible book value per common share, both Non-GAAP measures, exclude goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 103 for the reconciliation of these Non-GAAP measures.
(e)    Beginning in 2021, the common dividend payout ratio is determined by dividing dividends paid by net income applicable to common shareholders. Prior periods have been revised.
(f)    For our CET1, Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. For additional information on our regulatory capital ratios, see “Capital” beginning on page 41.
(g)    The consolidated SLR at Dec. 31, 2020 reflects the temporary exclusion of U.S. Treasury securities from total leverage exposure which increased our consolidated SLR by 72 basis points. The temporary exclusion ceased to apply beginning April 1, 2021.
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

This Annual Report generally discusses 2021 and 2020 items and comparisons between 2021 and 2020. Discussions of 2019 items and comparisons between 2020 and 2019 that are not included in this Annual Report can be found in our 2020 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2020.

Overview

Established in 1784 by Alexander Hamilton, we were the first company listed on the New York Stock Exchange (NYSE: BK). With a history of more than 235 years, BNY Mellon is a global company that manages and services assets for financial institutions, corporations and individual investors in 35 countries.

In the fourth quarter of 2021, we revised our business segment disclosures by disaggregating our former Investment Services business segment into two new business segments, Securities Services and Market and Wealth Services. Our Investment and Wealth Management business segment and the Other segment were not impacted by the resegmentation.

BNY Mellon has three business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, which offer a comprehensive set of capabilities and deep expertise across the investment lifecycle, enabling the Company to provide solutions to buy-side and sell-
side market participants, as well as leading institutional and wealth management clients globally.

The diagram below presents our three business segments and lines of business, with the remaining operations in the Other segment.

For additional information on our business segments, see “Review of business segments” and Note 24 of the Notes to Consolidated Financial Statements.

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

To increase the diversity of our talent pool, we work with professional associations, educational institutions, think tanks and nonprofits to deepen
BNY Mellon 3

Results of Operations (continued)
engagement with Black, Hispanic/Latino, Asian, LGBT+, neuro-diverse individuals, people with disabilities, and talent from other underrepresented backgrounds. We aim for fair inclusion by requiring diverse candidate slates, creating gender-neutral job descriptions and involving diverse interview panels. We embed diversity and inclusion in our talent review processes, succession plans and development objectives to improve promotion readiness and advance and retain talent from all backgrounds.

At the most senior level, our Executive Committee sets diversity and inclusion goals with specific targets to improve senior leader diversity and to increase female representation globally and diverse ethnic and/or racial representation in the U.S. Executive Committee members’ variable compensation is informed by performance against these goals.

At the end of 2021, women were 40% of BNY Mellon’s global workforce and 43% of BNY Mellon’s U.S. workforce. Further, 36% of BNY Mellon’s U.S. workforce were from underrepresented ethnic and/or racial backgrounds.

At the end of 2021, 26% of BNY Mellon’s Executive Committee were women and 18% of BNY Mellon’s Executive Committee were from underrepresented ethnic and/or racial backgrounds.

Our Board of Directors is committed to fostering and maintaining its diversity. At the end of 2021, 31% of our Board of Directors were women and 38% of our Board of Directors was composed of individuals from underrepresented ethnic and/or racial backgrounds. In addition, four of BNY Mellon’s six standing committees of its Board of Directors are chaired by a diverse director based on race or gender.

Retention, Training and Development

We seek to attract and retain employees by providing a rewarding employee experience. We recognize that employees seek a supportive, safe and inclusive workplace, and we continually evaluate our employee engagement and wellbeing programs in an effort to meet those expectations. We offer a 401(k) plan for U.S. employees, and other defined contribution retirement plans worldwide, where consistent with market practice. We also maintain defined benefit plans for certain current and former employees, some of which are frozen (including in the U.S.). At Dec. 31, 2021, we had approximately 43,000 participants in our 401(k) plan, including former employees. In addition, our frozen U.S. defined benefit pension plan covered approximately 9,100 U.S. participants and our non-U.S. defined benefit plans (some frozen) covered approximately 14,400 non-U.S. participants.

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

4 BNY Mellon

Results of Operations (continued)
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

Employees and International Operations

Globally, at Dec. 31, 2021, BNY Mellon and its subsidiaries had approximately 49,100 full-time employees.

We pride ourselves on providing dedicated service through our multilingual sales, marketing and client service teams. At Dec. 31, 2021, approximately 50% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 9,800 employees in Europe, the Middle East and Africa (“EMEA”), approximately 14,600 employees in the Asia-Pacific region (“APAC”) and approximately 800 employees in other global locations, primarily Brazil.

Summary of financial highlights

We reported net income applicable to common shareholders of BNY Mellon of $3.6 billion, or $4.14 per diluted common share, in 2021, including the negative impact of $85 million, or $0.10 per diluted common share, related to litigation reserves and severance expense, partially offset by gains on disposals (reflected in investment and other revenue). In 2020, net income applicable to common shareholders of BNY Mellon was $3.4 billion, or $3.83 per diluted common share, including the negative impact of $159 million, or $0.18 per diluted common share, related to litigation reserves, severance expense, losses on business sales (reflected in investment and other revenue) and real estate charges in the fourth quarter of 2020.

Highlights of 2021 results
•AUC/A totaled $46.7 trillion at Dec. 31, 2021 compared with $41.1 trillion at Dec. 31, 2020. The 14% increase primarily reflects net client inflows and higher market values, partially offset by the unfavorable impact of a stronger U.S. dollar. (See “Fee and other revenue” beginning on page 7.)
•AUM totaled $2.4 trillion at Dec. 31, 2021 compared with $2.2 trillion at Dec. 31, 2020. The 10% increase primarily reflects higher market values and net inflows. (See “Investment and Wealth Management business segment” beginning on page 19.)
•Investment services fees totaled $8.3 billion in 2021 compared with $8.0 billion in 2020, an increase of 3%. The increase primarily reflects higher market values and client activity, and the favorable impact of a weaker U.S. dollar, partially offset by money market fee waivers. (See “Securities Services business segment” beginning on page 15 and “Market and Wealth Services business segment” beginning on page 17.)
•Investment management and performance fees totaled $3.6 billion in 2021 compared with $3.4 billion in 2020, an increase of 7%. The increase primarily reflects higher market values, the favorable impact of a weaker U.S. dollar, higher equity income and net inflows, partially offset by higher money market fee waivers. (See “Investment and Wealth Management business segment” beginning on page 19.)
•Foreign exchange revenue totaled $799 million in 2021, compared with $774 million in 2020. The increase of 3% primarily reflects higher volumes, partially offset by lower volatility. (See “Fee and other revenue” beginning on page 7.)
•Net interest revenue totaled $2.6 billion in 2021, compared with $3.0 billion in 2020, a decrease of 12%. The decrease was primarily driven by lower interest rates on interest-earning assets, partially offset by the benefit of lower funding and deposit rates and larger deposit, loan and securities balances. Net interest margin was 0.68% in 2021, compared with 0.84% in 2020. (See “Net interest revenue” beginning on page 10.)
•The provision for credit losses was a benefit of $231 million in 2021 compared with a provision of $336 million in 2020. The decrease was primarily driven by an improvement in the macroeconomic forecast. (See “Allowance for credit losses” beginning on page 35.)
•Noninterest expense totaled $11.5 billion in 2021 compared with $11.0 billion in 2020. The 5% increase primarily reflects incremental investments in growth, infrastructure and

BNY Mellon 5

Results of Operations (continued)
efficiency initiatives, higher revenue-related expenses and the unfavorable impact of a weaker U.S. dollar, partially offset by lower occupancy (including the impact of real estate charges recorded in 2020) and lower severance expense. (See “Noninterest expense” on page 13.)
•The provision for income taxes was $877 million (18.9% effective tax rate) in 2021. (See “Income taxes” on page 13.)
•The net unrealized pre-tax gain on the securities portfolio, including the impact of related hedges, was $384 million at Dec. 31, 2021, compared with $3.2 billion at Dec. 31, 2020. The decrease was primarily driven by higher market interest rates. (See “Securities” beginning on page 28.)
•Our CET1 ratio calculated under the Standardized Approach was 11.2% at Dec. 31, 2021 and 13.1% at Dec. 31, 2020 under the Advanced Approaches. The decrease was primarily driven by common stock repurchases, unrealized losses on securities available-for-sale, dividend payments, foreign currency translation and higher risk-weighted assets (“RWAs”), partially offset by capital generated through earnings. (See “Capital” beginning on page 41.)
•Tier 1 leverage ratio was 5.5% at Dec. 31, 2021, compared with 6.3% at Dec. 31, 2020. The decrease reflects lower common shareholders’ equity, driven by common share repurchases, and higher average assets. (See “Capital” beginning on page 41.)

Impact of coronavirus pandemic on our business

The coronavirus pandemic had a significant effect on the global macroeconomic environment and markets in 2020 and 2021.

Since March 2020, the vast majority of our employees have worked from home. They have been fully operational with minimal disruption to servicing our clients. However, our continued reliance on work-from-home arrangements may result in increased operational risks.
Short-term interest rates declined significantly in the first quarter of 2020 and have remained low through 2021, which resulted in lower net interest revenue and higher money market fee waivers in 2021 compared with 2020. This has been partially offset by higher average deposit balances and higher money market balances compared with 2020. See further discussion of money market fee waivers in “Fee and other revenue.”

Equity market levels have continued to rebound since the first quarter of 2020 and steadily increased throughout 2021, resulting in increased asset-based fees in Investment and Wealth Management, Securities Services and Market and Wealth Services in 2021 compared with 2020.

After a significant deterioration in the macroeconomic outlook in 2020 that resulted in heightened levels of credit provisioning, the macroeconomic outlook continued to improve in 2021, resulting in decreases in the allowance for credit losses and benefits to the provision for credit losses.

We, along with other CCAR firms, suspended open market common stock repurchases for most of 2020 but continued our quarterly common stock dividend. The restrictions on common stock dividends and share repurchases ended on June 30, 2021. In 2021, BNY Mellon increased the quarterly cash dividend on common stock, from $0.31 to $0.34 per share, and repurchased 89.7 million common shares at an average price of $50.91 per common share for a total of $4.6 billion.

For further discussion of the current and potential impact of the coronavirus pandemic see “Risk Factors – Additional Risks – The coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.”

6 BNY Mellon

Results of Operations (continued)
Fee and other revenue

Fee and other revenue				2021	2020
				vs.	vs.
(dollars in millions, unless otherwise noted)	2021	2020	2019	2020	2019
Investment services fees	$8,284	$8,047	$7,900	3%	2%
Investment management and performance fees (a)	3,588	3,367	3,389	7	(1)
Foreign exchange revenue (b)	799	774	564	3	37
Financing-related fees	194	212	196	(8)	8
Distribution and servicing fees	112	115	129	(3)	(11)
Total fee revenue (b)	12,977	12,515	12,178	4	3
Investment and other revenue (b)	336	316	1,096	N/M	N/M
Total fee and other revenue	13,313	12,831	13,274	4%	(3)%

Fee revenue as a percentage of total revenue (b)	81%	79%	74%

AUC/A at period end (in trillions) (c)	$46.7	$41.1	$37.1	14%	11%
AUM at period end (in billions) (d)	$2,434	$2,211	$1,910	10%	16%
(a)    Excludes seed capital gains (losses) related to consolidated investment management funds.
(b)    In 2021, we reclassified certain items within total revenue on the consolidated income statement and reclassified prior periods to be comparable with the current period presentation. See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(c)    Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management businesses. Includes the AUC/A of CIBC Mellon of $1.7 trillion at Dec. 31, 2021 and $1.5 trillion at Dec. 31, 2020 and Dec. 31, 2019.
(d)    Excludes assets managed outside of the Investment and Wealth Management business segment.
N/M – Not meaningful.

Fee revenue increased 4% compared with 2020. The increase primarily reflects higher investment services fees and investment management and performance fees, partially offset by higher money market fee waivers. Excluding money market fee waivers, fee revenue increased 9% (Non-GAAP). See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 103 for the reconciliation of Non-GAAP measures.

Investment and other revenue increased $20 million in 2021 compared with 2020. The increase primarily reflects gains on strategic equity investments, losses on business sales recorded in 2020 and disposal gains in 2021, partially offset by renewable energy investment pre-tax losses and an impairment, one-
time fees in the Pershing and Asset Servicing businesses recorded in 2020 and lower net securities gains.

Money market fee waivers

Given the continued low short-term interest rates, money market mutual fund fees and other similar fees are being waived to protect investors from negative returns. The fee waivers have primarily impacted fee revenues in Pershing and Investment Management, but also resulted in lower distribution and servicing expense. The fee waivers also began to impact fee revenues in our other businesses in the second half of 2020. Money market fee waivers are highly sensitive to changes in short-term interest rates and are difficult to predict.

BNY Mellon 7

Results of Operations (continued)
The following table presents the impact of money market fee waivers on our consolidated fee revenue, net of distribution and servicing expense. In 2021, the net impact of the money market fee waivers was $916 million, up from $337 million in 2020, driven by the full-year impact of low short-term interest rates.

Money market fee waivers
(in millions)	2021	2020
Investment services fees	$(547)	$(209)
Investment management and performance fees (a)	(429)	(142)
Distribution and servicing fees	(51)	(17)
Total fee revenue	(1,027)	(368)
Less: Distribution and servicing expense	111	31
Net impact of money market fee waivers	$(916)	$(337)

Impact to investment services fees by line of business (b):
Asset Servicing	$(105)	$(10)
Issuer Services	(62)	(9)
Pershing	(343)	(186)
Treasury Services	(37)	(4)
Total impact to investment services fees by line of business	$(547)	$(209)

Impact to fee revenue by line of business (b):
Asset Servicing	$(176)	$(18)
Issuer Services	(83)	(13)
Pershing	(401)	(227)
Treasury Services	(52)	(6)
Investment Management (a)	(303)	(100)
Wealth Management	(12)	(4)
Total impact to fee revenue by line of business	$(1,027)	$(368)
(a)    Money market fee waivers were $49 million in 2019.
(b)    The line of business revenue for management reporting purposes reflects the impact of revenue transferred between the businesses.

We expect to recover a majority of money market fee waivers, net of distribution and servicing expense, in 2022, based on implied forward rates as of Dec. 31, 2021 and money market balances, on average, that are consistent with 2021. Fee waivers will continue to be dependent on short-term interest rates and the level of money market balances.

Investment services fees

Investment services fees increased 3% compared with 2020, primarily reflecting higher market values and client activity, and the favorable impact of a weaker U.S. dollar, partially offset by higher money market fee waivers. AUC/A totaled $46.7 trillion at Dec. 31,
2021, an increase of 14% compared with Dec. 31, 2020, primarily reflecting net client inflows and higher market values, partially offset by the unfavorable impact of a stronger U.S. dollar. AUC/A consisted of 37% equity securities and 63% fixed-income securities at Dec. 31, 2021 and 36% equity securities and 64% fixed-income securities at Dec. 31, 2020.

See “Securities Services business segment” and “Market and Wealth Services business segment” in “Review of business segments” for additional details.

Investment management and performance fees

Investment management and performance fees increased 7% compared with 2020, primarily reflecting higher market values, the favorable impact of a weaker U.S. dollar, higher equity income and net inflows, partially offset by higher money market fee waivers. Performance fees were $107 million in both 2021 and 2020. On a constant currency basis (Non-GAAP), investment management and performance fees increased 4% compared with 2020.

AUM was $2.4 trillion at Dec. 31, 2021, an increase of 10% compared with Dec. 31, 2020, primarily reflecting higher market values and net inflows.

See “Investment and Wealth Management business segment” in “Review of business segments” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

Foreign exchange revenue

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, and the impact of foreign currency hedging activities. In 2021, foreign exchange revenue increased 3% compared with 2020, primarily reflecting higher volumes, partially offset by lower volatility. Foreign exchange revenue is primarily reported in the Securities Services business segment and, to a lesser extent, the Market and Wealth Services and Investment and Wealth Management business segments and the Other segment.

8 BNY Mellon

Results of Operations (continued)
Financing-related fees

Financing-related fees, which are primarily reported in the Market and Wealth Services and Securities Services business segments, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees decreased 8% in 2021 compared with 2020, primarily reflecting lower underwriting fees.

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

Distribution and servicing fees were $112 million in 2021 compared with $115 million in 2020. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Investment and other revenue

Investment and other revenue includes income or loss from consolidated investment management funds, seed capital gains or losses, other trading revenue or loss, renewable energy investments losses, income from corporate and bank-owned life insurance contracts, other investment gains or losses, gains or losses from disposals, expense reimbursements from our CIBC Mellon joint venture, other income or loss and net securities gains or losses. The income or loss from consolidated investment management funds should be considered together with the net income or loss attributable to noncontrolling interests, which reflects the portion of the consolidated funds for which we do not have an economic interest and is reflected below net income as a separate line item on the consolidated income statement. Other trading revenue or loss primarily includes the impact of market-risk hedging activity related to our seed capital investments in investment management funds, non-foreign currency derivative and fixed income trading, and other hedging activity. Investments in renewable energy generate losses in investment and other revenue that are more than offset by benefits and credits recorded to the provision for income taxes. Other investment gains or losses includes fair value changes of non-readily marketable strategic equity, private equity and other investments. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Other income or loss includes various miscellaneous revenues.

The following table provides the components of investment and other revenue.

Investment and other revenue
(in millions)	2021	2020	2019
Income from consolidated investment management funds	$32	$84	$56
Seed capital gains (a)	40	23	14
Other trading revenue	6	13	77
Renewable energy investment (losses)	(201)	(129)	(120)
Corporate/bank-owned life insurance	140	148	138
Other investment gains (b)	159	35	841
Disposal gains (losses)	13	(61)	—
Expense reimbursements from joint venture	96	85	79
Other income	46	85	29
Net securities gains (losses)	5	33	(18)
Total investment and other revenue	$336	$316	$1,096
(a)    Includes gains (losses) on investments in BNY Mellon funds which hedge deferred incentive awards.
(b)    Includes strategic equity, private equity and other investments.

Investment and other revenue was $336 million in 2021 compared with $316 million in 2020. The increase primarily reflects gains on strategic equity investments, losses on business sales recorded in 2020 and disposal gains in 2021, partially offset by renewable energy investment pre-tax losses and an impairment, one-time fees in the Pershing and Asset Servicing businesses recorded in 2020 and lower net securities gains.

BNY Mellon 9

Results of Operations (continued)
Net interest revenue

Net interest revenue				2021	2020
				vs.	vs.
(dollars in millions)	2021	2020	2019	2020	2019
Net interest revenue – GAAP	$2,618	$2,977	$3,188	(12)%	(7)%
Add: Tax equivalent adjustment	13	9	13	N/M	N/M
Net interest revenue on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$2,631	$2,986	$3,201	(12)%	(7)%

Average interest-earning assets	$387,023	$354,526	$290,489	9%	22%

Net interest margin – GAAP	0.68%	0.84%	1.10%	(16)	bps	(26)	bps
Net interest margin (FTE) – Non-GAAP (a)	0.68%	0.84%	1.10%	(16)	bps	(26)	bps
(a)    Net interest revenue (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.
N/M – Not meaningful.
bps – basis points.

Net interest revenue decreased 12% compared with 2020, primarily reflecting lower interest rates on interest-earning assets, partially offset by the benefit of lower funding and deposit rates and larger deposit, loan and securities balances.

Net interest margin decreased 16 basis points compared with 2020. The decrease primarily reflects the factors mentioned above.

Average interest-earning assets increased 9% compared with 2020. The increase primarily reflects higher interest-bearing deposits with the Federal Reserve and other central banks and larger securities and loans balances.

Average non-U.S. dollar deposits comprised approximately 25% of our average total deposits in 2021 and 2020. Approximately 40% of the average non-U.S. dollar deposits in 2021 and 2020 were euro denominated.

Net interest revenue in future periods will depend on the level and mix of client deposits and deposit rates, as well as the level and shape of the yield curve. Based on the current expectations of an increase in short-term rates in 2022, we expect net interest revenue to increase in 2022.

10 BNY Mellon

Results of Operations (continued)

Average balances and interest rates	2021			2020
(dollars in millions)	Average balance	Interest	Average rate	Average balance	Interest		Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$47,070	$60	0.13%	$45,186	$121		0.27%
Foreign offices	66,276	(137)	(0.21)	49,246	(71)		(0.14)
Total interest-bearing deposits with the Federal Reserve and other central banks	113,346	(77)	(0.07)	94,432	50		0.05
Interest-bearing deposits with banks (primarily foreign banks)	20,757	48	0.23	19,165	134		0.70
Federal funds sold and securities purchased under resale agreements (a)	28,530	120	0.42	30,768	545		1.77
Loans:
Domestic offices	55,073	892	1.62	44,137	942		2.13
Foreign offices	5,741	66	1.15	11,091	200		1.81
Total loans (b)	60,814	958	1.58	55,228	1,142		2.07
Securities:
U.S. government obligations	34,383	261	0.76	27,242	278	(c)	1.02	(c)
U.S. government agency obligations	72,552	985	1.36	75,430	1,328	(c)	1.76	(c)
State and political subdivisions (d)	2,623	54	2.01	1,418	36	(c)	2.51	(c)
Other securities:
Domestic offices (d)	17,145	333	1.94	14,335	300	(c)	2.09	(c)
Foreign offices	30,183	123	0.41	29,402	212	(c)	0.72	(c)
Total other securities (d)	47,328	456	0.96	43,737	512	(c)	1.17	(c)
Total investment securities (d)	156,886	1,756	1.12	147,827	2,154		1.46
Trading securities (primarily domestic) (d)	6,690	53	0.80	7,106	93		1.31
Total securities (d)	163,576	1,809	1.11	154,933	2,247		1.45
Total interest-earning assets (d)	$387,023	$2,858	0.74%	$354,526	$4,118		1.16%
Noninterest-earning assets	65,209			58,792
Total assets	$452,232			$413,318
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$124,716	$(27)	(0.02)%	$105,984	$176		0.17%
Foreign offices	112,493	(148)	(0.13)	106,836	(15)		(0.01)
Total interest-bearing deposits	237,209	(175)	(0.07)	212,820	161		0.08
Federal funds purchased and securities sold under repurchase agreements (a)	13,716	(4)	(0.03)	14,862	283		1.90
Trading liabilities	2,590	8	0.31	2,177	15		0.68
Other borrowed funds:
Domestic offices	160	5	2.99	849	15		1.81
Foreign offices	223	3	1.48	199	1		0.26
Total other borrowed funds	383	8	2.11	1,048	16		1.52
Commercial paper	3	—	0.07	1,082	7		0.66
Payables to customers and broker-dealers	16,887	(2)	(0.01)	17,789	28		0.16
Long-term debt	25,788	392	1.52	26,888	622		2.31
Total interest-bearing liabilities	$296,576	$227	0.08%	$276,666	$1,132		0.41%
Total noninterest-bearing deposits	86,606			69,124
Other noninterest-bearing liabilities	24,381			23,879
Total liabilities	407,563			369,669
Total The Bank of New York Mellon Corporation shareholders’ equity	44,358			43,430
Noncontrolling interests	311			219
Total liabilities and equity	$452,232			$413,318
Net interest revenue (FTE) – Non-GAAP (d)(e)		$2,631			$2,986
Net interest margin (FTE) – Non-GAAP (d)(e)			0.68%				0.84%
Less: Tax equivalent adjustment		13			9
Net interest revenue – GAAP		$2,618			$2,977
Net interest margin – GAAP			0.68%				0.84%
Percentage of assets attributable to foreign offices (f)	30%			30%
Percentage of liabilities attributable to foreign offices (f)	31%			32%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $45 billion in 2021 and $57 billion in 2020. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 0.16% for 2021 and 0.62% for 2020, and the rate on federal funds purchased and securities sold under repurchase agreements would have been (0.01)% for 2021 and 0.39% for 2020. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $3 million in 2021 and $6 million in 2020. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    In 2021, we reclassified the impact of hedging within the categories comprising total investment securities to align the impact of hedging with the securities being hedged and reclassified prior periods to be comparable. The change reduced the income and average rates previously reported for U.S. government obligations and U.S. government agency obligations and increased the income and average rates for Other securities in domestic offices.
(d)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2021 and 2020.
(e)    See “Net interest revenue” on page 10 for the reconciliation of this Non-GAAP measure.
(f)    Includes the Cayman Islands branch office.

BNY Mellon 11

Results of Operations (continued)

Average balances and interest rates	2019
(dollars in millions)	Average balance	Interest		Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$20,288	$433		2.13%
Foreign offices	41,451	15		0.04
Total interest-bearing deposits with the Federal Reserve and other central banks	61,739	448		0.73
Interest-bearing deposits with banks (primarily foreign banks)	14,666	265		1.81
Federal funds sold and securities purchased under resale agreements (a)	36,705	2,154		5.87
Loans:
Domestic offices (b)	40,439	1,459		3.61
Foreign offices	10,884	330		3.03
Total loans (b)(c)	51,323	1,789		3.49
Securities:
U.S. government obligations	20,040	409	(d)	2.04	(d)
U.S. government agency obligations	66,519	1,663	(d)	2.50	(d)
State and political subdivisions (e)	1,569	46	(d)	2.89	(d)
Other securities:
Domestic offices (e)	10,504	383	(d)	3.65	(d)
Foreign offices	21,616	248	(d)	1.15	(d)
Total other securities (e)	32,120	631	(d)	1.97	(d)
Total investment securities (e)	120,248	2,749		2.29
Trading securities (primarily domestic) (e)	5,808	156		2.69
Total securities (e)	126,056	2,905		2.30
Total interest-earning assets (b)(e)	$290,489	$7,561		2.60%
Noninterest-earning assets	55,466
Total assets	$345,955
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$78,698	$958		1.22%
Foreign offices	93,191	636		0.68
Total interest-bearing deposits	171,889	1,594		0.93
Federal funds purchased and securities sold under repurchase agreements (a)	12,463	1,437		11.53
Trading liabilities	1,479	35		2.33
Other borrowed funds:
Domestic offices	1,655	59		3.54
Foreign offices	240	—		0.20
Total other borrowed funds	1,895	59		3.11
Commercial paper	2,485	55		2.22
Payables to customers and broker-dealers	15,595	238		1.53
Long-term debt	28,110	942		3.35
Total interest-bearing liabilities	$233,916	$4,360		1.86%
Total noninterest-bearing deposits	51,529
Other noninterest-bearing liabilities	19,244
Total liabilities	304,689
Total The Bank of New York Mellon Corporation shareholders’ equity	41,047
Noncontrolling interests	219
Total liabilities and equity	$345,955
Net interest revenue (FTE) – Non-GAAP (b)(e)(f)		$3,201
Net interest margin (FTE) – Non-GAAP (b)(e)(f)				1.10%
Less: Tax equivalent adjustment		13
Net interest revenue – GAAP		$3,188
Net interest margin – GAAP				1.10%
Percentage of assets attributable to foreign offices (g)	31%
Percentage of liabilities attributable to foreign offices (g)	34%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $56 billion in 2019. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 2.33%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 2.11% for 2019. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Includes the impact of the lease-related impairment of $70 million in 2019. On a Non-GAAP basis, excluding the lease-related impairment, the yield on loans in domestic offices would have been 3.78%, the yield on total loans would have been 3.62%, the yield on total interest-earning assets would have been 2.63%, the net interest margin would have been 1.12% and the net interest margin (FTE) – Non-GAAP would have been 1.13% for 2019. We believe providing the rates excluding the lease-related impairment is useful to investors as it is more reflective of the actual rates earned.
(c)    Interest income includes fees of $4 million in 2019. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(d)    In 2021, we reclassified the impact of hedging within the categories comprising total investment securities to align the impact of hedging with the securities being hedged and reclassified prior periods to be comparable. The change reduced the income and average rates previously reported for U.S. government obligations and U.S. government agency obligations and increased the income and average rates for Other securities in domestic offices.
(e)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% in 2019.
(f)    See “Net interest revenue” on page 10 for the reconciliation of this Non-GAAP measure.
(g)    Includes the Cayman Islands branch office.

12 BNY Mellon

Results of Operations (continued)
Noninterest expense

Noninterest expense				2021	2020
				vs.	vs.
(dollars in millions)	2021	2020	2019	2020	2019
Staff	$6,337	$5,966	$6,063	6%	(2)%
Software and equipment	1,478	1,370	1,222	8	12
Professional, legal and other purchased services	1,459	1,403	1,345	4	4
Sub-custodian and clearing	505	460	450	10	2
Net occupancy	498	581	564	(14)	3
Distribution and servicing	298	336	374	(11)	(10)
Bank assessment charges	133	124	125	7	(1)
Business development	107	105	213	2	(51)
Amortization of intangible assets	82	104	117	(21)	(11)
Other	617	555	427	11	30
Total noninterest expense	$11,514	$11,004	$10,900	5%	1%

Full-time employees at year-end	49,100	48,500	48,400	1%	—%

Total noninterest expense increased 5% compared with 2020. The increase primarily reflects incremental investments in growth, infrastructure and efficiency initiatives, higher revenue-related expenses and the unfavorable impact of a weaker U.S. dollar, partially offset by lower occupancy (including the impact of real estate charges recorded in 2020) and lower severance expense. The investments in growth, infrastructure and efficiency initiatives are primarily included in staff, software and equipment, and professional, legal and other purchased services expenses.

We expect noninterest expense to increase in 2022 driven by higher revenue-related expenses, including higher distribution and servicing expenses associated with the recovery of fee waivers, the impact of inflationary pressures, and the impact of investments in growth, infrastructure and efficiency opportunities.

Income taxes

BNY Mellon recorded an income tax provision of $877 million (18.9% effective tax rate) in 2021 and $842 million (18.8% effective tax rate) in 2020. For additional information, see Note 12 of the Notes to Consolidated Financial Statements.

BNY Mellon 13

Results of Operations (continued)
Review of business segments

We have an internal information system that produces performance data along product and service lines for our principal business segments and the Other segment. In the fourth quarter of 2021, we disaggregated our former Investment Services business segment into two new business segments, Securities Services and Market and Wealth Services. The Securities Services business segment includes the Asset Servicing and Issuer Services lines of business. The Market and Wealth Services business segment includes the Pershing, Treasury Services and Clearance and Collateral Management lines of business. Our Investment and Wealth Management business segment and the Other segment were not impacted by the resegmentation. Additionally, we are now presenting investment services fees for each line of business, as well as other fees, total fee revenue, investment and other revenue and total fee and other revenue for each business segment. Prior periods were revised to reflect these changes.

Business segment accounting principles

Our business segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles (“GAAP”) used for consolidated financial reporting. These measurement principles are designed so that reported results of the business segments will track their economic performance.

For information on the accounting principles of our business segments, the primary products and services in each line of business, the primary types of revenue by line of business and how our business segments are presented and analyzed, see Note 24 of the Notes to Consolidated Financial Statements.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis.

The results of our business segments may be influenced by client and other activities that vary by quarter. In the first quarter, staff expense typically increases reflecting the vesting of long-term stock awards for retirement-eligible employees. In the third quarter, staff expense typically increases reflecting the annual employee merit increase. In the third quarter, Depositary Receipts revenue is typically higher due to an increased level of client dividend payments, and volume-related fees may decline due to reduced client activity. In the fourth quarter, we typically incur higher business development and marketing expenses; however, 2020 was an exception due to the impact of the coronavirus pandemic. In our Investment and Wealth Management business segment, performance fees are typically higher in the fourth and first quarters, as those quarters represent the end of the measurement period for many of the performance fee-eligible relationships.

The results of our business segments may also be impacted by the translation of financial results denominated in foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the euro. On a consolidated basis and in our Securities Services and Market and Wealth Services business segments, we typically have more foreign currency-denominated expenses than revenues. However, our Investment and Wealth Management business segment typically has more foreign currency-denominated revenues than expenses. Overall, currency fluctuations impact the year-over-year growth rate in the Investment and Wealth Management business segment more than the Securities Services and Market and Wealth Services business segments. However, currency fluctuations, in isolation, are not expected to significantly impact net income on a consolidated basis.

Fee revenue in the Investment and Wealth Management business segment, and to a lesser extent the Securities Services and Market and Wealth Services business segments, is impacted by the global market fluctuations. At Dec. 31, 2021, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.04 to $0.07.

See Note 24 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our business segments to our overall profitability.

14 BNY Mellon

Results of Operations (continued)
Securities Services business segment

				2021	2020
				vs.	vs.
(dollars in millions, unless otherwise noted)	2021	2020	2019	2020	2019
Revenue:
Investment services fees:
Asset Servicing	$3,876	$3,635	$3,565	7%	2%
Issuer Services	1,061	1,100	1,129	(4)	(3)
Total investment services fees	4,937	4,735	4,694	4	1
Foreign exchange revenue	574	602	457	(5)	32
Other fees (a)	113	182	176	(38)	3
Total fee revenue	5,624	5,519	5,327	2	4
Investment and other revenue	194	159	134	N/M	N/M
Total fee and other revenue	5,818	5,678	5,461	2	4
Net interest revenue	1,426	1,697	1,896	(16)	(10)
Total revenue	7,244	7,375	7,357	(2)	—
Provision for credit losses	(134)	215	(11)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	5,820	5,522	5,416	5	2
Amortization of intangible assets	32	34	41	(6)	(17)
Total noninterest expense	5,852	5,556	5,457	5	2
Income before income taxes	$1,526	$1,604	$1,911	(5)%	(16)%

Pre-tax operating margin	21%	22%	26%

Securities lending revenue (b)	$173	$170	$163	2%	4%

Total revenue by line of business:
Asset Servicing	$5,699	$5,705	$5,634	—%	1%
Issuer Services	1,545	1,670	1,723	(7)	(3)
Total revenue by line of business	$7,244	$7,375	$7,357	(2)%	—%

Selected average balances:
Average loans	$8,756	$9,225	$8,323	(5)%	11%
Average deposits	$200,482	$177,853	$143,176	13%	24%

Selected metrics:
AUC/A at period end (in trillions) (c)	$34.6	$30.6	$27.4	13%	12%
Market value of securities on loan at period end (in billions) (d)	$447	$435	$378	3%	15%
(a)    Other fees primarily includes financing-related fees.
(b)    Included in investment services fees reported in the Asset Servicing business.
(c)    Consists of AUC/A primarily from the Asset Servicing business and, to a lesser extent, the Issuer Services business. Includes the AUC/A of CIBC Mellon of $1.7 trillion at Dec. 31, 2021 and $1.5 trillion at Dec. 31, 2020 and Dec. 31, 2019.
(d)    Represents the total amount of securities on loan in our agency securities lending program. Excludes securities for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, which totaled $71 billion at Dec. 31, 2021, $68 billion at Dec. 31, 2020 and $60 billion at Dec. 31, 2019.
N/M – Not meaningful.

Business segment description

The Securities Services business segment consists of two distinct lines of business, Asset Servicing and Issuer Services, which provide business solutions across the transaction lifecycle to our global asset owner and asset manager clients. We are one of the leading global investment services providers with $34.6 trillion of AUC/A at Dec. 31, 2021. For information on the drivers of the Securities Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements.

The Asset Servicing business provides a comprehensive suite of solutions. We are one of the largest global custody and front to back outsourcing partners. We offer services for the safekeeping of assets in capital markets globally as well as fund accounting services, exchange-traded funds servicing, transfer agency, trust and depository, front to back

BNY Mellon 15

Results of Operations (continued)
capabilities as well as data and analytics solutions for our clients. We deliver foreign exchange, and securities lending and financing solutions, on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $5.1 trillion in 34 separate markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

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

Review of financial results

AUC/A of $34.6 trillion increased 13% compared with Dec. 31, 2020, primarily reflecting higher market values and higher client inflows, partially offset by the unfavorable impact of a stronger U.S. dollar.

Total revenue of $7.2 billion decreased 2% compared with 2020. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $5.7 billion decreased slightly compared with 2020, primarily reflecting lower net interest revenue and higher money market fee waivers, partially offset by higher market values and client activity and strategic equity investment gains.
Issuer Services revenue of $1.5 billion decreased 7% compared with 2020, primarily reflecting higher money market fee waivers and lower net interest revenue in Corporate Trust, partially offset by higher Depositary Receipts revenue.

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

Noninterest expense of $5.9 billion increased 5% compared with 2020, primarily reflecting investments in growth, infrastructure and efficiency initiatives, higher revenue-related expense and the unfavorable impact of a weaker U.S. dollar.

2020 compared with 2019

Total revenue of $7.4 billion increased less than 1% compared with 2019. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $5.7 billion increased 1% compared with 2019, primarily reflecting higher foreign exchange volatility and volumes, higher market values and higher balances, partially offset by lower net interest revenue.

Issuer Services revenue of $1.7 billion decreased 3% compared with 2019, primarily reflecting lower Depositary Receipts revenue and lower net interest revenue in Corporate Trust.

Noninterest expense of $5.6 billion increased 2% compared with 2019, primarily reflecting continued investments in technology and higher litigation expense, partially offset by lower severance and business development (travel and marketing) expenses.

16 BNY Mellon

Results of Operations (continued)
Market and Wealth Services business segment

				2021	2020
				vs.	vs.
(dollars in millions, unless otherwise noted)	2021	2020	2019	2020	2019
Revenue:
Investment services fees:
Pershing	$1,737	$1,734	$1,668	—%	4%
Treasury Services	662	641	584	3	10
Clearance and Collateral Management	918	896	904	2	(1)
Total investment services fees	3,317	3,271	3,156	1	4
Foreign exchange revenue	88	79	69	11	14
Other fees (a)	131	166	184	(21)	(10)
Total fee revenue	3,536	3,516	3,409	1	3
Investment and other revenue	47	62	56	N/M	N/M
Total fee and other revenue	3,583	3,578	3,465	—	3
Net interest revenue	1,158	1,228	1,230	(6)	—
Total revenue	4,741	4,806	4,695	(1)	2
Provision for credit losses	(67)	100	(5)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	2,655	2,577	2,600	3	(1)
Amortization of intangible assets	21	37	39	(43)	(5)
Total noninterest expense	2,676	2,614	2,639	2	(1)
Income before income taxes	$2,132	$2,092	$2,061	2%	2%

Pre-tax operating margin	45%	44%	44%

Total revenue by line of business:
Pershing	$2,314	$2,332	$2,287	(1)%	2%
Treasury Services	1,293	1,327	1,275	(3)	4
Clearance and Collateral Management	1,134	1,147	1,133	(1)	1
Total revenue by line of business	$4,741	$4,806	$4,695	(1)%	2%

Selected average balances:
Average loans	$38,344	$32,432	$29,021	18%	12%
Average deposits	$102,948	$83,442	$57,515	23%	45%

Selected metrics:
AUC/A at period end (in trillions) (b)	$11.8	$10.2	$9.5	16%	7%

Pershing:
AUC/A at period end (in trillions)	$2.6	$2.5	$2.1	4%	19%
Net new assets (U.S. platform) (in billions) (c)	$161	$116	$111	N/M	N/M
Average active clearing accounts (in thousands)	7,257	6,883	6,555	5%	5%

Treasury Services:
Average daily U.S. dollar payment volumes	235,971	221,755	225,145	6%	(2)%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$4,260	$3,566	$3,446	19%	3%
(a)    Other fees primarily include financing-related fees.
(b)    Consists of AUC/A from the Clearance and Collateral Management and Pershing businesses.
(c)    Net new assets represent net flows of assets (e.g., net cash deposits and net securities transfers, including dividends and interest) in customer accounts in Pershing LLC, a U.S. broker-dealer.
N/M – Not meaningful.

BNY Mellon 17

Results of Operations (continued)
Business segment description

The Market and Wealth Services business segment consists of three distinct lines of business, Pershing, Treasury Services and Clearance and Collateral Management, which provide business services and technology solutions to entities including financial institutions, corporations, foundations and endowments, public funds and government agencies. For information on the drivers of the Market and Wealth Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements.

Pershing provides execution, clearing, custody, business and technology solutions, delivering operational support to broker-dealers, wealth managers and registered investment advisors (“RIAs”) globally.

Our Treasury Services business is a leading provider of global payments, liquidity management and trade finance services for financial institutions, corporations and the public sector.

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their liquidity, financing, risk and balance sheet challenges. We are a leading provider of tri-party collateral management services with an average of $4.3 trillion serviced globally including approximately $3.1 trillion of the U.S. tri-party repo market at Dec. 31, 2021.

Review of financial results

AUC/A of $11.8 trillion increased 16% compared with Dec. 31, 2020, primarily reflecting net client inflows and higher market values.

Total revenue of $4.7 decreased 1% compared with 2020. The drivers of total revenue by line of business are indicated below.
Pershing revenue of $2.3 billion decreased 1% compared with 2020, primarily reflecting higher money market fee waivers, lower clearing volumes and the impact of lost business, partially offset by higher client activity, market values and balances.

Treasury Services revenue of $1.3 billion decreased 3% compared with 2020, primarily reflecting higher money market fee waivers and lower net interest revenues, partially offset by higher payment volumes.

Clearance and Collateral Management revenue of $1.1 billion decreased 1% compared with 2020, primarily reflecting lower net interest revenue and intraday credit fees, partially offset by higher non-U.S. collateral management fees driven by balances.

Noninterest expense of $2.7 billion increased 2% compared with 2020 primarily reflecting investments in growth, infrastructure and efficiency initiatives, higher revenue-related expenses and the unfavorable impact of a weaker U.S. dollar.

2020 compared with 2019

Total revenue of $4.8 billion increased 2% compared with 2019. The drivers of total revenue by line of business are indicated below.

Pershing revenue of $2.3 billion increased 2% compared with 2019, primarily reflecting higher balances, higher clearing revenue and the positive impact of equity markets, partially offset by higher money market fee waivers.

Treasury Services revenue of $1.3 billion increased 4% compared with 2019, primarily reflecting higher deposit and money market balances.

Clearance and Collateral Management revenue of $1.1 billion increased 1% compared with 2019, primarily reflecting growth in collateral management and clearance volumes and higher net interest revenue, partially offset by lower investment income due to the 2019 sale of an equity investment.

Noninterest expense of $2.6 billion decreased 1% compared with 2019, primarily reflecting lower business development (travel and marketing) and severance expenses.

18 BNY Mellon

Results of Operations (continued)
Investment and Wealth Management business segment

				2021	2020
				vs.	vs.
(dollars in millions)	2021	2020	2019	2020	2019
Revenue:
Investment management fees	$3,483	$3,261	$3,307	7%	(1)%
Performance fees	107	107	83	—	29
Investment management and performance fees (a)	3,590	3,368	3,390	7	(1)
Distribution and servicing fees	112	137	178	(18)	(23)
Other fees (b)	80	(58)	(101)	N/M	N/M
Total fee revenue	3,782	3,447	3,467	10	(1)
Investment and other revenue (c)	67	48	18	N/M	N/M
Total fee and other revenue (c)	3,849	3,495	3,485	10	—
Net interest revenue	193	197	222	(2)	(11)
Total revenue	4,042	3,692	3,707	9	—
Provision for credit losses	(13)	20	(1)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	2,796	2,668	2,610	5	2
Amortization of intangible assets	29	33	37	(12)	(11)
Total noninterest expense	2,825	2,701	2,647	5	2
Income before income taxes	$1,230	$971	$1,061	27%	(8)%

Pre-tax operating margin	30%	26%	29%
Adjusted pre-tax operating margin – Non-GAAP (d)	33%	29%	32%

Total revenue by line of business:
Investment Management	$2,834	$2,596	$2,562	9%	1%
Wealth Management	1,208	1,096	1,145	10	(4)
Total revenue by line of business	$4,042	$3,692	$3,707	9%	—%

Selected average balances:
Average loans	$12,120	$11,728	$12,143	3%	(3)%
Average deposits	$18,068	$17,340	$14,923	4%	16%
(a)    On a constant currency basis, investment management and performance fees increased 4% (Non-GAAP) compared with 2020. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 103 for the reconciliation of this Non-GAAP measure.
(b)    Other fees primarily includes investment services fees.
(c)    Investment and other revenue and total fee and other revenue are net of income attributable to noncontrolling interests related to consolidated investment management funds.
(d)    Net of distribution and servicing expense. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 103 for the reconciliation of this Non-GAAP measure.
N/M – Not meaningful.

BNY Mellon 19

Results of Operations (continued)

AUM trends
(in billions)	2021	2020	2019
AUM by product type (a):
Equity	$187	$170	$154
Fixed income	267	259	224
Index	467	393	339
Liability-driven investments	890	855	728
Multi-asset and alternative investments	228	209	192
Cash	395	325	273
Total AUM	$2,434	$2,211	$1,910

Changes in AUM (a):
Beginning balance of AUM	$2,211	$1,910	$1,722
Net inflows (outflows):
Long-term strategies:
Equity	(12)	(10)	(16)
Fixed income	17	10	6
Liability-driven investments	36	22	(1)
Multi-asset and alternative investments	(2)	(4)	(1)
Total long-term active strategies inflows (outflows)	39	18	(12)
Index	(7)	6	(32)
Total long-term strategies inflows (outflows)	32	24	(44)
Short-term strategies:
Cash	70	49	8
Total net inflows (outflows)	102	73	(36)
Net market impact	143	186	191
Net currency impact	(22)	42	33
Ending balance of AUM	$2,434	$2,211	$1,910

Wealth Management client assets (b)	$321	$286	$266
(a)    Excludes assets managed outside of the Investment and Wealth Management business segment.
(b)    Includes AUM and AUC/A in the Wealth Management line of business.

Business segment description

Our Investment and Wealth Management business segment consists of two distinct lines of business, Investment Management and Wealth Management, which have a combined AUM of $2.4 trillion as of Dec. 31, 2021.

BNY Mellon Investment Management is a leading global asset manager and consists of our eight specialist investment firms and global distribution network to deliver a highly diversified portfolio of investment strategies to institutional and retail clients globally.

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

In September 2021, Investment Management realigned Mellon’s capabilities in fixed income, equities and multi-asset, and liquidity management to Insight Investment, Newton Investment Management and Dreyfus Cash Investment Strategies, respectively. In addition, the Japanese equities team from BNY Mellon Investment Management Japan is expected to be added to Newton Investment Management’s capabilities in 2022.

In addition to the investment firms, Investment Management has multiple global distribution entities, which are responsible for distributing the investment products developed and managed by the investment firms, as well as responsibility for management and distribution of our U.S. mutual funds and certain offshore money market funds.

BNY Mellon Wealth Management provides investment management, custody, wealth and estate planning, private banking services, investment servicing and information management. BNY Mellon Wealth Management has $321 billion in client assets as of Dec. 31, 2021, and more than 30 offices in the U.S. and internationally.

Wealth Management clients include individuals, families and institutions. Institutions include family offices, charitable gift programs and endowments and foundations. We work with clients to build, manage and sustain wealth across generations and market cycles.

The wealth business differentiates itself with a comprehensive wealth management framework called

20 BNY Mellon

Results of Operations (continued)
Active Wealth that seeks to empower clients to build and sustain long-term wealth.

The results of the Investment and Wealth Management business segment are driven by a blend of daily, monthly and quarterly averages of AUM by product type. The overall level of AUM for a given period is determined by:
•the beginning level of AUM;
•the net flows of new assets during the period resulting from new business wins and existing client inflows, reduced by the loss of clients and existing client outflows; and
•the impact of market price appreciation or depreciation, foreign exchange rates and investment firm acquisitions or divestitures.

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

Net interest revenue is determined by loan and deposit volumes and the interest rate spread between customer rates and internal funds transfer rates on loans and deposits. Expenses in the Investment and Wealth Management business segment are mainly driven by staff and distribution and servicing expenses.

Review of financial results

AUM of $2.4 trillion increased 10% compared with Dec. 31, 2020 primarily reflecting higher market values and net inflows.

Net long-term strategy inflows were $32 billion in 2021, driven by inflows of liability-driven investment and fixed income funds, partially offset by outflows of equity and index funds. Short-term strategy inflows were $70 billion in 2021.

Total revenue of $4.0 billion increased 9% compared with 2020.

Investment Management revenue of $2.8 billion increased 9% compared with 2020, primarily reflecting higher market values, the favorable impact of a weaker U.S. dollar, higher equity income and client inflows, partially offset by higher money market fee waivers.

Wealth Management revenue of $1.2 billion increased 10% compared with 2020, primarily reflecting higher market values.

Revenue generated in the Investment and Wealth Management business included 38% from non-U.S. sources in 2021, compared with 41% in 2020.

Noninterest expense of $2.8 billion increased 5% compared with 2020, primarily reflecting the unfavorable impact of a weaker U.S. dollar, investments in growth initiatives and higher revenue-related expenses.

BNY Mellon 21

Results of Operations (continued)
Other segment

(in millions)	2021	2020	2019
Fee revenue (a)	$36	$34	$(24)
Investment and other revenue (a)	15	37	861	(b)
Total fee and other revenue	51	$71	$837
Net interest expense	(159)	(145)	(160)
Total revenue	(108)	(74)	677
Provision for credit losses	(17)	1	(8)
Noninterest expense	161	133	157
(Loss) income before income taxes	$(252)	$(208)	$528

Average loans and leases	$1,594	$1,843	$1,836
(a)    In 2021, we reclassified certain items within total revenue on the consolidated income statement and reclassified prior periods to be comparable with the current period presentation. See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)    Includes a gain on sale of an equity investment.

Segment description

The Other segment primarily includes:
•the leasing portfolio;
•corporate treasury activities, including our securities portfolio;
•derivatives and other trading activity;
•corporate and bank-owned life insurance;
•renewable energy and other corporate investments; and
•certain business exits.

Revenue primarily reflects:
•net interest revenue (expense) and lease-related gains (losses) from leasing operations;
•net interest revenue (expense) and derivatives and other corporate treasury activities;
•other revenue from certain business exits;
•investment and other revenue from corporate and bank-owned life insurance, gains (losses) associated with investment securities and other assets, including renewable energy; and
•fee revenue from the elimination of the results of certain services provided between segments, which are also provided to third parties.

Expenses include:
•direct expenses supporting leasing, investing and funding activities; and
•expenses not directly attributable to Securities Services, Market and Wealth Services and Investment and Wealth Management operations.

Review of financial results

Loss before taxes was $252 million in 2021 compared with $208 million in 2020.

Investment and other revenue decreased $22 million compared with 2020, primarily reflecting renewable energy investment pre-tax losses and an impairment, and lower net securities gains, partially offset by gains on equity investments and a loss on a business sale recorded in 2020.

Net interest expense increased $14 million compared with 2020, primarily reflecting corporate treasury activity.

Noninterest expense increased $28 million compared with 2020, primarily reflecting higher staff expense.

International operations

Our primary international activities consist of asset servicing in our Securities Services business segment, global payment services in our Market and Wealth Services business segment and investment management in our Investment and Wealth Management business segment.

Our clients include central banks and sovereigns, financial institutions, asset managers, insurance companies, corporations, local authorities and high-net-worth individuals and family offices. Through our global network of offices, we have developed a deep understanding of local requirements and cultural needs, and we pride ourselves on providing dedicated

22 BNY Mellon

Results of Operations (continued)
service through our multilingual sales, marketing and client service teams.

At Dec. 31, 2021, approximately 50% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 9,800 employees in EMEA, approximately 14,600 employees in APAC and approximately 800 employees in other global locations, primarily Brazil.

We are a leading global asset manager. Our international operations managed 60% of BNY Mellon’s AUM at Dec. 31, 2021 and 56% at Dec. 31, 2020.

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

Foreign exchange rates vs. U.S. dollar	2021	2020	2019
Spot rate (at Dec. 31):
British pound	$1.3543	$1.3663	$1.3199
Euro	1.1373	1.2267	1.1231
Yearly average rate:
British pound	$1.3755	$1.2836	$1.2770
Euro	1.1994	1.1414	1.1195

International clients accounted for 38% of revenues in 2021, compared with 37% in 2020. Net income from international operations was $1.8 billion in 2021, compared with $2.0 billion in 2020.

In 2021, revenues from EMEA were $4.1 billion, compared with $4.0 billion in 2020. The 4% increase reflects higher revenue in the Securities Services, Market and Wealth Services and Investment and Wealth Management business segments. The increase in revenue in the Securities Services business segment primarily reflects higher market values and client activity and the favorable impact of a weaker U.S. dollar, partially offset by lower net interest revenue and foreign exchange revenue. The increase in revenue in the Market and Wealth Services business segment was primarily driven by higher client activity. The increase in revenue in the Investment and Wealth Management business segment primarily reflects the favorable impact of a weaker U.S. dollar and higher market values.

The Securities Services, Investment and Wealth Management and Market and Wealth Services business segments generated 52%, 29% and 19% of EMEA revenues, respectively. Net income from EMEA was $1.0 billion in 2021, compared with $1.2 billion in 2020.

Revenues from APAC were $1.14 billion in 2021, compared with $1.17 billion in 2020. The 2% decrease primarily reflects lower revenue in the Investment and Wealth Management business segment, partially offset by higher revenue in the Securities Services business segment. The decrease in Investment and Wealth Management revenue was primarily driven by lower performance fees and AUM outflows, partially offset by higher market values.

BNY Mellon 23

Results of Operations (continued)
The Securities Services, Market and Wealth Services and Investment and Wealth Management business segments generated 52%, 31% and 17% of APAC revenues, respectively. Net income from APAC was $445 million in 2021, compared with $462 million in 2020.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 25 of the Notes to Consolidated Financial Statements.

Country risk exposure

The following table presents BNY Mellon’s top 10 exposures by country (excluding the U.S.) as of Dec.
31, 2021, as well as certain countries with higher-risk profiles, and is presented on an internal risk management basis. We monitor our exposure to these and other countries as part of our internal country risk management process.

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

Country risk exposure at Dec. 31, 2021	Interest-bearing deposits						Total exposure
(in billions)	Central banks	Banks	Lending (a)		Securities (b)	Other (c)
Top 10 country exposure:
Germany	$21.0	$1.2	$0.7		$4.4	$0.4	$27.7
United Kingdom (“UK”)	13.1	0.2	1.0		4.2	3.1	21.6
Japan	7.8	1.0	—		0.5	0.1	9.4
Belgium	8.2	0.9	0.1		0.1	—	9.3
Canada	—	2.6	0.4		3.7	1.2	7.9
Netherlands	4.1	—	0.2		1.8	0.1	6.2
China	—	2.0	1.5		—	0.2	3.7
Luxembourg	1.4	0.1	0.8		—	1.4	3.7
Ireland	0.9	0.2	0.3		0.2	1.5	3.1
France	—	—	—		2.8	0.2	3.0
Total Top 10 country exposure	$56.5	$8.2	$5.0		$17.7	$8.2	$95.6	(d)

Select country exposure:
Brazil	$—	$—	$0.8		$0.1	$0.2	$1.1
Russia	—	0.1	—	(e)	—	—	0.1
(a)    Lending includes loans, acceptances, issued letters of credit, net of participations, and lending-related commitments.
(b)    Securities include both the available-for-sale and held-to-maturity portfolios.
(c)    Other exposures include over-the-counter (“OTC”) derivative and securities financing transactions, net of collateral.
(d)    The top 10 country exposures comprise approximately 75% of our total non-U.S. exposure.
(e)    Includes an $18 million letter of credit.

Events in recent years have resulted in increased focus on Brazil. The country risk exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services.
Recent events have also increased focus on Russia. The country risk exposure to Russia consists of interest-bearing deposits and a letter of credit. From time to time, we also provide uncommitted intraday credit. In addition, we also provide investment services to clients located in Russia.

24 BNY Mellon

Results of Operations (continued)
Critical accounting estimates

Our significant accounting policies are described in Note 1 of the Notes to Consolidated Financial Statements. Certain of these policies include critical accounting estimates which require management to make subjective or complex judgments about the effect of matters that are inherently uncertain and may change in subsequent periods. Our critical accounting estimates are those related to the allowance for credit losses, goodwill and other intangibles and litigation and regulatory contingencies. Management has discussed the development and selection of the critical accounting estimates with the Company’s Audit Committee.

Allowance for credit losses

The allowance for credit losses covers financial assets subject to credit losses and measured at amortized cost, including loans and lending-related commitments, held-to-maturity securities, certain securities financing transactions and deposits with banks. The allowance for credit losses is intended to adjust the carrying value of these assets by an estimated amount of credit losses that we expect to incur over the life of the asset. Similarly, the allowance for credit losses on lending-related commitments and other off-balance sheet financial instruments is meant to capture the credit losses that we expect to recognize in these portfolios as of the balance sheet date.

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

In the quantitative component of our estimate, we measure expected credit losses using an individual evaluation method if the risk characteristics of the asset is no longer consistent with the portfolio or class of asset. For these assets we do not employ the macroeconomic model calculation but consider factors such as payment status, collateral value, the obligor’s financial condition, guarantor support, the probability of collecting scheduled principal and

BNY Mellon 25

Results of Operations (continued)
interest payments when due, and recovery expectations if they can be reasonably estimated. For loans, we measure the expected credit loss as the difference between the amortized cost basis in the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally consider nonperforming loans as well as loans that have been or are anticipated to be modified and classified under a troubled debt restructuring for individual evaluation given the risk characteristics of such loans.

Available-for-sale debt securities are recorded at fair value. When an available-for-sale debt security is in an unrealized loss position, we employ a methodology to identify and estimate the credit loss portion of the unrealized loss position. The measurement of expected credit losses is performed at the security level and is based on our best single estimate of cash flows, on a discounted basis; however, we do not specifically employ the macroeconomic forecasting models and scenarios summarized above.

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

Our allowance for credit losses is sensitive to a number of inputs, most notably the credit ratings assigned to each borrower as well as macroeconomic forecast assumptions that are incorporated in our estimate of credit losses through the expected life of the loan portfolio. Thus, as the macroeconomic environment and related forecasts change, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs. If commercial real estate property values were increased 10% and all other credits were rated one grade better, the quantitative allowance would have decreased by $37 million, and if commercial real estate property values were decreased 10% and all other credits were rated one grade worse, the quantitative allowance would have increased by $83 million. Our multi-scenario based macroeconomic forecast used in determining the Dec. 31, 2021 allowance for credit losses consisted of three scenarios. The baseline scenario reflects flat GDP growth, continued moderate labor market recovery and stable commercial real estate prices through mid-2022 that begin to increase in the second half of 2022. The upside scenario reflects faster GDP growth and labor market recovery and higher commercial real estate prices compared with the baseline. The downside scenario contemplates negative GDP growth throughout the first quarter of 2022 and subsequent stabilization throughout 2022 as well as increasing unemployment throughout 2022 and lower commercial real estate prices than the baseline. Throughout 2021, we placed the most weight on our baseline scenario, with the remaining weighting resulting in slightly more weight placed on the downside scenario than the upside scenario. From a sensitivity perspective, at Dec. 31, 2021, if we had applied 100% weighting to the downside scenario, the quantitative allowance for credit losses would have been approximately $110 million higher.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($17.5 billion at Dec. 31, 2021) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2021) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be

26 BNY Mellon

Results of Operations (continued)
impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

BNY Mellon’s business segments include six reporting units for which annual goodwill impairment testing is performed in accordance with ASC 350, Intangibles – Goodwill and Other.

The goodwill impairment test compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit were to exceed its estimated fair value, an impairment loss would be recorded. A substantial goodwill impairment charge would not have a significant impact on our financial condition or our regulatory capital ratios, but would have an adverse impact on our results of operations. In addition, due to regulatory restrictions, the Company’s subsidiary banks could be restricted from distributing available cash to the Parent, resulting in the Parent needing to issue additional long-term debt.

In the second quarter of 2021, we performed our annual goodwill impairment test on all six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of March 31, 2021. The discount rate applied to these cash flows was 10% and incorporated a 6% market equity risk premium. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame.

As a result of the annual goodwill impairment test of the six reporting units, no goodwill impairment was recognized. The fair values of all six of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The Investment Management reporting unit, with $7.3 billion of allocated goodwill, which is one of the two reporting units in the Investment and Wealth Management segment, exceeded its carrying value by approximately 25%. For the Investment Management reporting unit, in the future, small changes in the assumptions, such as the discount rate, changes in the level or mix of AUM and operating margin, could produce a non-cash goodwill impairment.

Key judgments in accounting for intangibles include useful life and classification between goodwill and indefinite-lived intangibles or other intangibles requiring amortization.

Indefinite-lived intangible assets are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. Other amortizing intangible assets ($402 million at Dec. 31, 2021) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.
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

BNY Mellon 27

Results of Operations (continued)
At Dec. 31, 2021, total assets were $444 billion, compared with $470 billion at Dec. 31, 2020. The decrease in total assets was primarily driven by lower interest-bearing deposits with the Federal Reserve and other central banks, partially offset by higher loans. Deposits totaled $320 billion at Dec. 31, 2021, compared with $342 billion at Dec. 31, 2020. The decrease primarily reflects lower interest-bearing deposits in both non-U.S. and U.S. offices, partially offset by higher noninterest-bearing deposits (principally in U.S. offices). Total interest-bearing deposits as a percentage of total interest-earning assets were 60% at Dec. 31, 2021 and 63% at Dec. 31, 2020.

At Dec. 31, 2021, available funds totaled $155 billion and includes cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $196 billion at Dec. 31, 2020. Total available funds as a percentage of total assets were 35% at Dec. 31, 2021 and 42% at Dec. 31, 2020. For additional information on our available funds, see “Liquidity and dividends.”

Securities were $159 billion, or 36% of total assets, at Dec. 31, 2021, compared with $156 billion, or 33% of total assets, at Dec. 31, 2020. The increase primarily reflects investments in U.S. Treasury securities, partially offset by decreases in agency residential mortgage-backed securities (“RMBS”) and unrealized pre-tax gains. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $68 billion, or 15% of total assets, at Dec. 31, 2021, compared with $56 billion, or 12% of total assets, at Dec. 31, 2020. The increase was primarily driven by higher margin loans, capital call financing and wealth management loans. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $26 billion at Dec. 31, 2021 and Dec. 31, 2020. Redemptions and maturities and a decrease in the fair value of hedged long-term debt were partially offset by issuances. For additional information on long-term debt, see “Liquidity and dividends” and Note 13 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity decreased to $43 billion at Dec. 31, 2021 from $46 billion at Dec. 31, 2020. For additional information, see “Capital” and Note 15 of the Notes to Consolidated Financial Statements.

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

28 BNY Mellon

Results of Operations (continued)
The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2020		2021 change in unrealized gain (loss)	Dec. 31, 2021			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		% Floating rate (b)	Ratings (c)
													BBB+/ BBB-	BB+ and lower
(dollars in millions)	Fair value			Amortized cost (a)	Fair value						AAA/ AA-	A+/ A-			Not rated
Agency RMBS	$61,740		$(1,231)	$50,500	$50,735		100%	$235		12%	100%	—%	—%	—%	—%
U.S. Treasury	26,958		(464)	40,583	40,582		100	(1)		46	100	—	—	—	—
Sovereign debt/sovereign guaranteed (d)	13,452		(177)	14,289	14,312		100	23		13	80	4	15	1	—
Agency commercial mortgage-backed securities (“MBS”)	11,685		(300)	12,170	12,291		101	121		23	100	—	—	—	—
Supranational	7,208		(74)	7,653	7,646		100	(7)		53	100	—	—	—	—
Foreign covered bonds (e)	6,725		(65)	6,236	6,238		100	2		38	100	—	—	—	—
Collateralized loan obligations (“CLOs”)	4,703		—	5,424	5,421		100	(3)		100	99	—	—	1	—
U.S. government agencies	6,577		(123)	5,462	5,420		99	(42)		24	100	—	—	—	—
Non-agency commercial MBS	2,992		(97)	3,083	3,114		101	31		25	100	—	—	—	—
Non-agency RMBS	2,387		(42)	2,684	2,793		104	109		43	80	3	—	8	9
Foreign government agencies (f)	4,132		(54)	2,694	2,686		100	(8)		17	92	8	—	—	—
State and political subdivisions	2,324		(67)	2,557	2,529		99	(28)		5	89	10	—	—	1
Other asset-backed securities (“ABS”)	3,164		(44)	2,205	2,190		99	(15)		12	100	—	—	—	—
Corporate bonds	1,994		(82)	2,099	2,066		98	(33)		16	16	67	17	—	—
Commercial paper/CDs	249		—	—	—		—	—		—	—	—	—	—	—
Other	1		—	1	1		100	—		—	—	—	—	—	100
Total securities	$156,291	(g)	$(2,820)	$157,640	$158,024	(g)	100%	$384	(g)(h)	29%	96%	2%	2%	—%	—%
(a)    Amortized cost reflects historical impairments, and is net of the allowance for credit losses.
(b)    Includes the impact of hedges.
(c)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(d)    Primarily consists of exposure to Germany, France, UK, Italy, Singapore, and Spain.
(e)    Primarily consists of exposure to Canada, UK, Australia, Germany and Norway.
(f)    Primarily consists of exposure to Netherlands, Canada, France, Norway and Finland.
(g)    Includes net unrealized losses on derivatives hedging securities available-for-sale (including terminated hedges) of $1,428 million at Dec. 31, 2020 and $590 million at Dec. 31, 2021.
(h)    Includes unrealized gains of $475 million at Dec. 31, 2021 related to available-for-sale securities, net of hedges, and unrealized losses of $91 related to held-to-maturity securities.

The fair value of our securities portfolio, including related hedges, was $158.0 billion at Dec. 31, 2021, compared with $156.3 billion at Dec. 31, 2020. The increase primarily reflects investments in U.S. Treasury securities, partially offset by decreases in agency RMBS and unrealized pre-tax gains.

At Dec. 31, 2021, the securities portfolio had a net unrealized gain, including the impact of related hedges, of $384 million, compared with $3.2 billion at Dec. 31, 2020. The decrease in the net unrealized gain was primarily driven by higher market interest rates.

The fair value of the available-for-sale securities totaled $101.2 billion at Dec. 31, 2021, net of hedges, or 64% of the securities portfolio, net of hedges. The fair value of the held-to-maturity securities totaled
$56.8 billion at Dec. 31, 2021, or 36% of the securities portfolio.
The unrealized gain (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $362 million at Dec. 31, 2021, compared with $1.5 billion at Dec. 31, 2020. The decrease in the unrealized gain, net of tax, was primarily driven by higher market interest rates.

At Dec. 31, 2021, 96% of the securities in our portfolio were rated AAA/AA-, compared with 95% at Dec. 31, 2020.

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

Net premium amortization and discount accretion of securities (a)
(dollars in millions)	2021	2020	2019
Amortizable purchase premium (net of discount) relating to securities:
Balance at year-end	$1,972	$2,283	$1,319
Estimated average life remaining at year-end (in years)	4.4	3.9	4.3
Amortization	$698	$568	$364
Accretable discount related to the prior restructuring of the securities portfolio:
Balance at year-end	$109	$130	$163
Estimated average life remaining at year-end (in years)	6.1	5.6	6.3
Accretion	$43	$38	$54
(a)    Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both were recorded on a level yield basis.

Equity investments

We have several equity investments recorded in other assets. These include equity method investments, including renewable energy, investments in qualified affordable housing projects, Federal Reserve Bank stock, seed capital and other investments. The following table presents the carrying values at Dec. 31, 2021 and Dec. 31, 2020.

Equity investments	Dec. 31,
(in millions)	2021	2020
Renewable energy investments	$1,027	$1,206
Qualified affordable housing project investments	1,153	1,145
Equity method investments:
CIBC Mellon	687	698
Siguler Guff	252	223
Total equity method investments	939	921
Federal Reserve Bank stock	472	479
Other equity investments (a)	449	290
Seed capital (b)	357	365
Federal Home Loan Bank stock	7	7
Total equity investments	$4,404	$4,413
(a)    Includes strategic equity, private equity and other investments.
(b)    Includes investments in BNY Mellon funds which hedge deferred incentive awards.
For additional information on the fair value of certain seed capital investments and our private equity investments, see Note 8 of the Notes to Consolidated Financial Statements.

Renewable energy investments

We invest in renewable energy projects to receive an expected after-tax return, which consists of allocated renewable energy tax credits, tax deductions and cash distributions based on the operations of the project. The pre-tax losses on these investments are recorded in investment and other revenue on the consolidated income statement. The corresponding tax benefits and credits are recorded to the provision for income taxes on the consolidated income statement.

30 BNY Mellon

Results of Operations (continued)
Loans

Total exposure – consolidated	Dec. 31, 2021			Dec. 31, 2020 (a)
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Financial institutions	$10.2	$30.6	$40.8	$11.1	$32.8	$43.9
Commercial	2.1	11.9	14.0	1.4	12.7	14.1
Wealth management loans	9.8	0.5	10.3	8.3	0.7	9.0
Wealth management mortgages	8.2	0.4	8.6	8.1	0.3	8.4
Commercial real estate	6.0	3.3	9.3	6.0	3.2	9.2
Lease financings	0.7	—	0.7	1.0	—	1.0
Other residential mortgages	0.3	—	0.3	0.4	—	0.4
Overdrafts	3.1	—	3.1	2.7	—	2.7
Capital call financing	2.3	1.5	3.8	0.2	0.1	0.3
Other	2.6	—	2.6	1.9	—	1.9
Margin loans	22.5	—	22.5	15.4	0.1	15.5
Total	$67.8	$48.2	$116.0	$56.5	$49.9	$106.4
(a)    In 2021, we began disclosing capital call financing loans, and separately disclosing wealth management loans and wealth management mortgages. The prior period was revised to be comparable.

At Dec. 31, 2021, total lending-related exposure was $116.0 billion, an increase of 9% compared with Dec. 31, 2020, primarily reflecting higher margin loans, and exposure in the capital call financing and wealth management loans portfolios, partially offset by lower financial institutions exposure.
Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 47% of our total exposure at Dec. 31, 2021 and 55% at Dec. 31, 2020. Additionally, most of our overdrafts relate to financial institutions.

Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2021					Dec. 31, 2020
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$1.7	$17.5	$19.2	97%	99%	$2.3	$21.6	$23.9
Asset managers (a)	1.7	7.1	8.8	99	89	1.3	6.4	7.7
Banks	5.8	1.5	7.3	88	99	6.7	1.1	7.8
Insurance	0.2	3.4	3.6	100	10	0.1	2.8	2.9
Government	0.1	0.2	0.3	100	61	0.1	0.2	0.3
Other	0.7	0.9	1.6	98	60	0.6	0.7	1.3
Total (a)	$10.2	$30.6	$40.8	96%	87%	$11.1	$32.8	$43.9
(a)    Prior period was revised to exclude capital call financing loans

The financial institutions portfolio exposure was $40.8 billion at Dec. 31, 2021, a decrease of 7% compared with Dec. 31, 2020, primarily reflecting lower exposure in the securities industry portfolio, partially offset by higher exposure in the asset managers and insurance portfolios.

Financial institution exposures are high-quality, with 96% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2021. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

The exposure to financial institutions is generally short-term, with 87% of the exposures expiring

BNY Mellon 31

Results of Operations (continued)
within one year. At Dec. 31, 2021, 17% of the exposure to financial institutions had an expiration within 90 days, compared with 18% at Dec. 31, 2020.

In addition, 66% of the financial institutions exposure is secured at Dec. 31, 2021. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

At Dec. 31, 2021, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $16.4 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit. Secured intraday credit facilities represent approximately 40% of the exposure in the financial institutions portfolio and are reviewed and reapproved annually.

The asset managers portfolio exposure is high-quality, with 99% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2021. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Our banks exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 99% due in less than one year. The investment grade percentage of our banks exposure was 88% at Dec. 31, 2021, compared with 85% at Dec. 31, 2020. Our non-investment grade exposures are primarily trade finance loans in Brazil.

Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2021					Dec. 31, 2020
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.6	$3.9	$4.5	96%	21%	$0.5	$4.1	$4.6
Energy and utilities	0.4	3.9	4.3	93	3	0.3	3.9	4.2
Services and other	1.0	3.2	4.2	95	37	0.6	3.8	4.4
Media and telecom	0.1	0.9	1.0	91	8	—	0.9	0.9
Total	$2.1	$11.9	$14.0	94%	19%	$1.4	$12.7	$14.1

The commercial portfolio exposure was $14.0 billion at Dec. 31, 2021, a decrease of 1% from Dec. 31, 2020, primarily driven by lower unfunded commitments, partially offset by higher loans across the portfolio.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Investment grade percentages	Dec. 31,
	2021	2020	2019
Financial institutions	96%	95%	95%
Commercial	94%	92%	96%

Wealth management loans

Our wealth management loan exposure was $10.3 billion at Dec. 31, 2021, compared with $9.0 billion at Dec. 31, 2020. Wealth management loans primarily consist of loans to high-net-worth individuals, a majority of which are secured by the customers’ investment management accounts or custody accounts.

Wealth management mortgages

Our wealth management mortgage exposure was $8.6 billion at Dec. 31, 2021, compared with $8.4 billion at Dec. 31, 2020. Wealth management mortgages primarily consist of loans to high-net-worth individuals, which are secured by residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2021.

At Dec. 31, 2021, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 21%; New York – 16%; Florida – 9%; Massachusetts – 9%; and other – 45%.

32 BNY Mellon

Results of Operations (continued)
Commercial real estate

The composition of the commercial real estate portfolio by asset class, including percentage secured, is presented below.

Composition of commercial real estate portfolio by asset class	Dec. 31, 2021		Dec. 31, 2020
	Total exposure	Percentage secured (a)	Total exposure	Percentage secured (a)
(dollars in billions)
Residential	$3.6	81%	$3.3	86%
Office	2.6	77	2.8	75
Retail	0.9	58	1.0	52
Mixed-use	0.7	37	0.7	22
Hotels	0.5	23	0.6	20
Healthcare	0.4	25	0.4	25
Other (b)	0.6	45	0.4	27
Total commercial real estate (b)	$9.3	66%	$9.2	65%
(a)    Represents the amount of secured exposure in each asset class.
(b)    Prior period was revised to exclude capital call financing loans.

Our commercial real estate exposure totaled $9.3 billion at Dec. 31, 2021 and $9.2 billion at Dec. 31, 2020. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2021, the unsecured portfolio consisted of real estate investment trusts (“REITs”) and real estate operating companies, which are both primarily investment grade.

At Dec. 31, 2021, our commercial real estate portfolio consisted of the following concentrations: New York metro – 38%; REITs and real estate operating companies – 34%; and other – 28%.

Lease financings

The lease financings portfolio exposure totaled $731 million at Dec. 31, 2021 and $1.0 billion at Dec. 31, 2020. At Dec. 31, 2021, approximately 99% of leasing exposure was investment grade, or investment grade equivalent and consisted of exposures backed by well-diversified assets, primarily real estate and large-ticket transportation equipment. The largest components of our lease residual value exposure were to aircraft and freight-related rail cars. Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.

Approximately 63% of the portfolio is additionally secured by highly rated securities and/or secured by letters of credit from investment grade issuers. Counterparty rating equivalents at Dec. 31, 2021, were as follows:
•43% were A or better, or equivalent;
•56% were BBB; and
•1% were non-investment grade.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $299 million at Dec. 31, 2021 and $389 million at Dec. 31, 2020.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and are generally repaid within two business days.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

BNY Mellon 33

Results of Operations (continued)
Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

Margin loan exposure of $22.5 billion at Dec. 31, 2021 and $15.5 billion at Dec. 31, 2020 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $7.7 billion at Dec. 31, 2021 and $4.6 billion at Dec. 31, 2020 related to a term loan program that offers fully collateralized loans to broker-dealers.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio.

Maturity of loan portfolio at Dec. 31, 2021	Within 1 year	Between 1 and 5 years	Between 5 and 15 years	After 15 years	Total
(in millions)
Commercial	$1,496	$584	$48	$—	$2,128
Commercial real estate	711	3,603	1,715	4	6,033
Financial institutions	9,162	1,029	41	—	10,232
Lease financings	55	147	529	—	731
Wealth management loans	9,544	189	59	—	9,792
Wealth management mortgages	6	42	436	7,716	8,200
Other residential mortgages	—	10	175	114	299
Overdrafts	3,060	—	—	—	3,060
Capital call financing	727	1,460	97	—	2,284
Other	2,523	—	18	—	2,541
Margin loans	22,487	—	—	—	22,487
Total	$49,771	$7,064	$3,118	$7,834	$67,787

Interest rate characteristic

The following table shows the interest rate characteristic of loans maturing after one year.

Interest rate characteristic of loan portfolio maturing > 1 year at Dec. 31, 2021
(in millions)	Fixed rates	Floating rates	Total
Commercial	$84	$548	$632
Commercial real estate	221	5,101	5,322
Financial institutions	28	1,042	1,070
Lease financings	672	4	676
Wealth management loans	21	227	248
Wealth management mortgages	3,068	5,126	8,194
Other residential mortgages	262	37	299
Capital call financing	—	1,557	1,557
Other	—	18	18
Total	$4,356	$13,660	$18,016

34 BNY Mellon

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

The following table presents the changes in our allowance for credit losses.

Allowance for credit losses activity	2021	2020
(dollars in millions)
Beginning balance of allowance for credit losses	$501	$216
Impact of adopting ASU 2016-13	N/A	(55)	(a)
Provision for credit losses	(231)	336
Charge-offs:
Loans:
Wealth management mortgages	(1)	—
Other residential mortgages	(1)	(1)
Other loans	(16)	—
Other financial instruments	—	(1)
Total charge-offs	(18)	(2)
Recoveries:
Loans:
Financial institutions	2	—
Other residential mortgages	6	5
Other financial instruments	—	1
Total recoveries	8	6
Net (charge-offs) recoveries	(10)	4
Ending balance of allowance for credit losses	$260	$501

Allowance for loan losses	$196	$358
Allowance for lending-related commitments	45	121
Allowance for financial instruments (b)	19	22
Total allowance for credit losses	$260	$501
Total loans	$67,787	$56,469
Average loans outstanding	$60,814	$55,228
Net (charge-offs) recoveries of loans to average loans outstanding	(0.02)%	0.01%
Net (charge-offs) recoveries of loans to total allowance for loan losses and lending-related commitments	(4.15)	0.84
Allowance for loan losses as a percentage of total loans	0.29	0.63
Allowance for loan losses and lending-related commitments as a percentage of total loans	0.36	0.85
Net (charge-offs) to average loans by loan category (c):
Wealth management mortgages:	(0.01)%	N/A
Net (charge-offs) during the year	$(1)	N/A
Average loans outstanding	$8,046	N/A
Other loans:	(0.77)%	N/A
Net (charge-offs) during the year	$(16)	N/A
Average loans outstanding	$2,088	N/A
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
(c)    There were no net charge-offs in 2020. Average loans based on month-end balances.
N/A – Not applicable.

BNY Mellon 35

Results of Operations (continued)
The provision for credit losses was a benefit of $231 million in 2021 driven by an improved macroeconomic forecast. The provision for credit losses was $336 million in 2020 and primarily reflects additional reserves in the commercial real estate portfolio and as a result of the challenging macroeconomic outlook due to the coronavirus pandemic.

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

Allocation of allowance for loan losses and lending-related commitments (a)
	2021		2020
(dollars in millions)	$	%	$	%
Commercial real estate	$199	82%	$430	89%
Financial institutions	13	5	10	2
Commercial	12	5	16	3
Other residential mortgages	7	3	13	3
Wealth management mortgages	6	2	7	1
Capital call financing	2	1	—	—
Wealth management loans	1	1	1	1
Lease financings	1	1	2	1
Total	$241	100%	$479	100%
(a)    The allowance allocated to margins loans, overdrafts and other loans was insignificant at both Dec. 31, 2021 and Dec. 31, 2020. We have rarely suffered a loss on these types of loans.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2021	2020
Nonperforming loans:
Other residential mortgages	$39	$57
Wealth management mortgages	25	30
Commercial real estate	54	1
Total nonperforming loans	118	88
Other assets owned	2	1
Total nonperforming assets	$120	$89
Nonperforming assets ratio	0.18%	0.16%
Allowance for loan losses/nonperforming loans	166.1	406.8
Allowance for loan losses/nonperforming assets	163.3	402.2
Allowance for loan losses and lending-related commitments/nonperforming loans	204.2	544.3
Allowance for loan losses and lending-related commitments/nonperforming assets	200.8	538.2

Nonperforming assets increased $31 million in 2021 compared with 2020, primarily reflecting higher commercial real estate loans, partially offset by lower other residential mortgage loans.

See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

We receive client deposits through the businesses in the Securities Services, Market and Wealth Services and Investment and Wealth Management segments and we rely on those deposits as a low-cost and stable source of funding.

Total deposits were $319.7 billion at Dec. 31, 2021, a decrease of 6%, compared with $341.5 billion at Dec. 31, 2020. The decrease primarily reflects lower interest-bearing deposits in both non-U.S. and U.S. offices, partially offset by higher noninterest-bearing deposits (principally U.S. offices).

Noninterest-bearing deposits were $93.7 billion at Dec. 31, 2021, compared with $83.8 billion at Dec. 31, 2020. Interest-bearing deposits were primarily demand deposits and totaled $226.0 billion at Dec. 31, 2021, compared with $257.7 billion at Dec. 31, 2020.

36 BNY Mellon

Results of Operations (continued)
The aggregate amount of deposits by foreign customers in domestic offices was $65.4 billion at Dec. 31, 2021 and $64.0 billion at Dec. 31, 2020.

Deposits in foreign offices totaled $112.1 billion at Dec. 31, 2021 and $130.4 billion at Dec. 31, 2020. These deposits were primarily overnight deposits.

Uninsured deposits are the portion of domestic deposits accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Uninsured deposits in domestic deposit accounts are generally demand deposits and totaled $186.2 billion at Dec. 31, 2021 and $185.3 billion at Dec. 31, 2020.

The following table presents the amount of uninsured domestic and foreign time deposits disaggregated by time remaining until maturity.

Uninsured time deposits at Dec. 31, 2021
(in millions)	Domestic	Foreign
Less than 3 months	$168	$279
3 to 6 months	36	6
6-12 months	21	12
Over 12 months	—	—
Total	$225	$297

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

Federal funds purchased and securities sold under repurchase agreements include repurchase agreement activity with the Fixed Income Clearing Corporation (“FICC”), where we record interest expense gross, but the ending and average balances reflect the impact of offsetting under enforceable netting agreements. This activity primarily relates to government securities collateralized resale and repurchase agreements executed with clients that are novated to and settle with the FICC.

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

Other borrowed funds primarily include overdrafts of sub-custodian account balances in our Securities Services businesses, finance lease liabilities and borrowings under lines of credit by our Pershing subsidiaries. Borrowings from the Federal Reserve Bank of Boston under the Money Market Mutual Fund Liquidity Facility (the “MMLF”) program were also included in other borrowed funds in 2020. Overdrafts typically relate to timing differences for settlements.

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

Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks also can affect BNY Mellon’s liquidity risk profile and are considered in our liquidity risk framework. For additional information, see “Risk Management – Liquidity Risk.”

The Parent’s policy is to have access to sufficient unencumbered cash and cash equivalents at each quarter-end to cover maturities and other forecasted debt redemptions, net interest payments and net tax payments for the following 18-month period, and to provide sufficient collateral to satisfy transactions subject to Section 23A of the Federal Reserve Act.

BNY Mellon 37

Results of Operations (continued)
As of Dec. 31, 2021, the Parent was in compliance with this policy.

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

Available funds	Dec. 31, 2021	Dec. 31, 2020	Average
(dollars in millions)			2021	2020	2019
Cash and due from banks	$6,061	$6,252	$5,922	$4,506	$5,084
Interest-bearing deposits with the Federal Reserve and other central banks	102,467	141,775	113,346	94,432	61,739
Interest-bearing deposits with banks	16,630	17,300	20,757	19,165	14,666
Federal funds sold and securities purchased under resale agreements	29,607	30,907	28,530	30,768	36,705
Total available funds	$154,765	$196,234	$168,555	$148,871	$118,194
Total available funds as a percentage of total assets	35%	42%	37%	36%	34%

Total available funds were $154.8 billion at Dec. 31, 2021, compared with $196.2 billion at Dec. 31, 2020. The decrease was primarily due to lower interest-bearing deposits with the Federal Reserve and other central banks.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, other borrowed funds and commercial paper, were $16.7 billion for 2021 and $19.2 billion for 2020. The decrease primarily reflects lower federal funds purchased and securities sold under repurchase agreements, commercial paper and other borrowed funds, partially offset by higher trading liabilities.

Average interest-bearing domestic deposits were $124.7 billion for 2021 and $106.0 billion for 2020. Average foreign deposits, primarily from our European-based businesses included in the Securities Services and Market and Wealth Services segments, were $112.5 billion for 2021, compared with $106.8 billion for 2020. The increase primarily reflects increased client activity.

Average payables to customers and broker-dealers were $16.9 billion for 2021 and $17.8 billion for
2020. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $25.8 billion for 2021 and $26.9 billion for 2020.

Average noninterest-bearing deposits increased to $86.6 billion for 2021 from $69.1 billion for 2020, primarily reflecting client activity.

A significant reduction of client activity in our Securities Services and Market and Wealth Services business segments would reduce our access to deposits. See “Asset/liability management” for additional factors that could impact our deposit balances.

Sources of liquidity

The Parent’s major sources of liquidity are access to the debt and equity markets, dividends from its subsidiaries, and cash on hand and cash otherwise made available in business-as-usual circumstances to the Parent through a committed credit facility with our intermediate holding company (“IHC”).

38 BNY Mellon

Results of Operations (continued)
Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2021
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
NR – Not rated.

Long-term debt totaled $25.9 billion at Dec. 31, 2021 and $26.0 billion at Dec. 31, 2020. Redemptions and maturities of $4.7 billion and a decrease in the fair value of hedged long-term debt were partially offset by issuances of $5.2 billion. The Parent has $2.3 billion of long-term debt that will mature in 2022.

The following table presents the long-term debt issued in 2021.

Debt issuances
(in millions)	2021
Senior notes:
0.75% senior notes due 2026	$700
0.85% senior notes due 2024	700
0.50% senior notes due 2024	600
1.05% senior notes due 2026	500
1.65% senior notes due 2031	500
1.65% senior notes due 2028	500
1.80% senior notes due 2031	500
1.90% senior notes due 2029	400
SOFR +26bps senior notes due 2024	400
SOFR +20bps senior notes due 2024	400
Total debt issuances	$5,200
SOFR – compounded secured overnight financing rate
bps – basis points

In January 2022, the Parent issued $850 million of fixed rate senior notes maturing in 2027 at an annual interest rate of 2.05% and $450 million of fixed rate senior notes maturing in 2032 at an annual interest rate of 2.50%.

In 2021, the Parent issued Series I Noncumulative Perpetual Preferred Stock and redeemed all outstanding shares of its Series E Noncumulative Perpetual Preferred Stock. See “Capital” for additional information on the Parent’s preferred stock activity and Note 15 of the Notes to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

The Bank of New York Mellon may issue notes and CDs. At Dec. 31, 2021 and Dec. 31, 2020 there were $30 million of notes outstanding. There were no CDs outstanding at Dec. 31, 2021 and $100 million was outstanding at Dec. 31, 2020.

The Bank of New York Mellon also issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. There was no commercial paper outstanding at Dec. 31, 2021 and Dec. 31, 2020. The average commercial paper outstanding was $3 million for 2021 and $1.1 billion for 2020.

Subsequent to Dec. 31, 2021, our U.S. bank subsidiaries could declare dividends to the Parent of

BNY Mellon 39

Results of Operations (continued)
approximately $1.5 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2021, non-bank subsidiaries of the Parent had liquid assets of approximately $2.3 billion. Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

Pershing LLC has uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. Pershing LLC has two separate uncommitted lines of credit amounting to $350 million in aggregate. Average borrowings under these lines were $1 million, in aggregate, in 2021. Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has two separate uncommitted lines of credit amounting to $264 million in aggregate. Average borrowings under these lines were $46 million, in aggregate, in 2021.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY Mellon’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash generating fee-based business model, with fee revenue representing 81% of total revenue in 2021, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 119.3% at Dec. 31, 2021 and 114.3% at Dec. 31, 2020, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2021, we paid $1.3 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 32% for 2021.

In 2021, we repurchased 89.7 million common shares at an average price of $50.91 per common share for a total cost of $4.6 billion.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY Mellon’s consolidated HQLA at Dec. 31, 2021, and the average HQLA and average LCR for the fourth quarter of 2021.

Consolidated HQLA and LCR	Dec. 31, 2021
(dollars in billions)
Securities (a)	$124
Cash (b)	102
Total consolidated HQLA (c)	$226

Total consolidated HQLA – average (c)	$227
Average LCR	109%
(a)    Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereign securities, U.S. agency and investment-grade corporate debt.
(b)    Primarily includes cash on deposit with central banks.
(c)    Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $155 billion at Dec. 31, 2021 and averaged $159 billion for the fourth quarter of 2021.

BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout 2021.

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

40 BNY Mellon

Results of Operations (continued)
useful context in evaluating our liquidity position and related activity.

Net cash provided by operating activities was $2.8 billion in 2021, compared with $5.0 billion in 2020. In 2021 and 2020, cash flows provided by operations primarily resulted from earnings. In 2021, cash flows provided by operations were partially offset by changes in trading assets and liabilities and changes in accruals and other, net.

Net cash provided by investing activities was $19.7 billion in 2021, compared with net cash used for investing activities of $78.5 billion in 2020. In 2021, net cash provided by investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks, partially offset by a net change in loans and a net increase in the securities portfolio. In 2020, net cash used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks and net increases in the available-for-sale and held-to-maturity securities portfolios.

Net cash used for financing activities was $22.0 billion in 2021, compared with net cash provided by financing activities of $75.5 billion in 2020. In 2021, net cash used for financing activities primarily reflects changes in deposits, repayments of long-term debt and common stock repurchases, partially offset by issuances of long-term debt. In 2020, net cash provided by financing activities primarily reflects changes in deposits.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2021	2020
At Dec. 31:
BNY Mellon shareholders’ equity to total assets ratio	9.7%	9.8%
BNY Mellon common shareholders’ equity to total assets ratio	8.6%	8.8%
Total BNY Mellon shareholders’ equity	$43,034	$45,801
Total BNY Mellon common shareholders’ equity	$38,196	$41,260
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)	$19,547	$22,563
Book value per common share	$47.50	$46.53
Tangible book value per common share – Non-GAAP (a)	$24.31	$25.44
Closing stock price per common share	$58.08	$42.44
Market capitalization	$46,705	$37,634
Common shares outstanding	804,145	886,764

Full-year:
Cash dividends per common share	$1.30	$1.24
Common dividend payout ratio (b)	32%	33%
Common dividend yield	2.2%	2.9%
(a)    See “Explanation of GAAP and Non-GAAP financial measures” beginning on page 103 for a reconciliation of GAAP to Non-GAAP.
(b)    Beginning in 2021, the common dividend payout ratio is determined by dividing dividends paid by net income applicable to common shareholders. Prior periods have been revised.

The Bank of New York Mellon Corporation total shareholders’ equity decreased to $43.0 billion at Dec. 31, 2021 from $45.8 billion at Dec. 31, 2020. The decrease primarily reflects common stock repurchases, dividend payments and unrealized losses on securities available-for-sale, partially offset by earnings.

We repurchased 89.7 million common shares at an average price of $50.91 per common share for a total of $4.6 billion in 2021.

In December 2020, the Federal Reserve extended the restriction on common stock dividends and open market common stock repurchases applicable to participating Comprehensive Capital Analysis and Review (“CCAR”) bank holding companies (“BHCs”), including us, to the first quarter of 2021, with certain modifications. The temporary restrictions on dividends and share repurchases ended for BNY Mellon after June 30, 2021. After these temporary restrictions were lifted, BNY Mellon continued to be subject to the stress capital buffer (“SCB”) framework, which would impose restrictions on capital distributions on an incremental basis if

BNY Mellon 41

Results of Operations (continued)
BNY Mellon’s risk-based capital ratios decline into the buffer zone. See “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” for additional information related to CCAR.

In June 2021, our Board of Directors authorized the repurchase of up to $6.0 billion of common shares over the six quarters beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022. This new share repurchase plan replaced all previously authorized share repurchase plans.

The unrealized gain (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $362 million at Dec. 31, 2021, compared with $1.5 billion at Dec. 31, 2020. The decrease in the unrealized gain, net of tax, was primarily driven by higher market interest rates.

In 2021, the Parent issued 1,300,000 depositary shares, each representing a 1/100th interest in a share of the Parent’s Series I Noncumulative Perpetual Preferred Stock. The Parent used a portion of the net proceeds to redeem all outstanding shares of its Series E Noncumulative Perpetual Preferred Stock. See Note 15 of the Notes to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2021 and Dec. 31, 2020, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.” Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation – Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements” and “Risk Factors – Capital and Liquidity Risk – Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.”

The U.S. banking agencies’ capital rules are based on the framework adopted by the Basel Committee on Banking Supervision (“BCBS”), as amended from time to time. For additional information on these capital requirements, see “Supervision and Regulation.”

42 BNY Mellon

Results of Operations (continued)
The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2021					Dec. 31, 2020
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		11.4%	13.1%
Tier 1 capital ratio	6%		10		14.2	15.8
Total capital ratio	10		12		15.0	16.7
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		11.2%	13.4%
Tier 1 capital ratio	6%		10		14.0	16.1
Total capital ratio	10		12		14.9	17.1
Tier 1 leverage ratio	N/A	(c)	4		5.5	6.3
SLR (d)(e)	N/A	(c)	5		6.6	8.6

The Bank of New York Mellon regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	6.5%		7%		16.5%	17.1%
Tier 1 capital ratio	8		8.5		16.5	17.1
Total capital ratio	10		10.5		16.5	17.3
Tier 1 leverage ratio	5		4		6.0	6.4
SLR (d)	6		3		7.6	8.5
(a)    Minimum requirements for Dec. 31, 2021 include minimum thresholds plus currently applicable buffers. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%. The SCB requirement is 2.5%, equal to the regulatory minimum for Standardized Approach capital ratios.
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
(e)    The consolidated SLR at Dec. 31, 2020 reflects the temporary exclusion of U.S. Treasury securities from total leverage exposure which increased our consolidated SLR by 72 basis points. The temporary exclusion ceased to apply beginning April 1, 2021.

Our CET1 ratio determined under the Standardized Approach was 11.2% at Dec. 31, 2021 and 13.1% at Dec. 31, 2020 under the Advanced Approaches. The decrease was primarily driven by common stock repurchases, unrealized losses on securities available-for-sale, dividend payments, foreign currency translation and higher RWAs, partially offset by capital generated through earnings.

Tier 1 leverage ratio was 5.5% at Dec. 31, 2021, compared with 6.3% at Dec. 31, 2020. The decrease reflects lower common shareholders’ equity, driven by common share repurchases, and higher average assets.

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

Under the Advanced Approaches, our operational loss risk model is informed by external losses, including fines and penalties levied against institutions in the

BNY Mellon 43

Results of Operations (continued)
financial services industry, particularly those that relate to businesses in which we operate, and as a result external losses have impacted and could in the future impact the amount of capital that we are required to hold.

The following table presents our capital components and RWAs.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2021	2020
CET1:
Common shareholders’ equity	$38,196	$41,260
Adjustments for:
Goodwill and intangible assets (a)	(18,649)	(18,697)
Net pension fund assets	(400)	(319)
Equity method investments	(300)	(306)
Deferred tax assets	(55)	(54)
Other	(46)	(9)
Total CET1	18,746	21,875
Other Tier 1 capital:
Preferred stock	4,838	4,541
Other	(99)	(106)
Total Tier 1 capital	$23,485	$26,310
Tier 2 capital:
Subordinated debt	$1,248	$1,248
Allowance for credit losses	250	490
Other	(11)	(10)
Total Tier 2 capital – Standardized Approach	1,487	1,728
Excess of expected credit losses	—	247
Less: Allowance for credit losses	250	490
Total Tier 2 capital – Advanced Approaches	$1,237	$1,485
Total capital:
Standardized Approach	$24,972	$28,038
Advanced Approaches	$24,722	$27,795

Risk-weighted assets:
Standardized Approach	$167,608	$163,848
Advanced Approaches:
Credit Risk	$98,310	$98,262
Market Risk	3,069	4,226
Operational Risk	63,688	63,938
Total Advanced Approaches	$165,067	$166,426

Average assets for Tier 1 leverage ratio	$430,102	$417,982
Total leverage exposure for SLR	$354,033	$304,823
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax-deductible goodwill.
The table below presents the factors that impacted CET1 capital.

CET1 generation	2021
(in millions)
CET1 – Beginning of period	$21,875
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	3,552
Goodwill and intangible assets, net of related deferred tax liabilities	48
Gross CET1 generated	3,600
Capital deployed:
Common stock repurchases	(4,567)
Common stock dividend payments	(1,126)
Total capital deployed	(5,693)
Other comprehensive loss:
Unrealized loss on assets available-for-sale	(1,151)
Foreign currency translation	(378)
Unrealized loss on cash flow hedges	(6)
Defined benefit plans	307
Total other comprehensive loss	(1,228)
Additional paid-in capital (a)	305
Other additions (deductions):
Net pension fund assets	(81)
Embedded goodwill	6
Deferred tax assets	(1)
Other	(37)
Total other deductions	(113)
Net CET1 deployed	(3,129)
CET1 – End of period	$18,746
(a)    Primarily related to stock awards, the exercise of stock options and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2021 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2021
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	6	bps	7	bps
Advanced Approaches	6		7

Tier 1 capital:
Standardized Approach	6		8
Advanced Approaches	6		9

Total capital:
Standardized Approach	6		9
Advanced Approaches	6		9

Tier 1 leverage	2		1

SLR	3		2

44 BNY Mellon

Results of Operations (continued)
From April 1, 2020 through March 31, 2021, BHCs were permitted to temporarily exclude U.S. Treasury securities from total leverage exposure used in the SLR calculation. This temporary exclusion increased our consolidated SLR by 72 basis points at Dec. 31, 2020. The temporary exclusion also impacted the TLAC and LTD calculations. BNY Mellon and The Bank of New York Mellon, as custody banks, will continue to be able to exclude certain central bank placements from the total leverage exposure used in the SLR calculation.

Stress capital buffer

In August 2021, the Federal Reserve announced that BNY Mellon’s SCB requirement would be 2.5%, equal to the regulatory floor, effective as of Oct. 1, 2021. The SCB replaced the static 2.5% capital conservation buffer for Standardized Approach capital ratios for CCAR BHCs. The SCB does not apply to bank subsidiaries, which remain subject to the static 2.5% capital conservation buffer. See “Supervision and Regulation” for additional information.

The SCB final rule generally eliminates the requirement for prior approval of common stock repurchases in excess of the distributions in a firm’s capital plan, provided that such distributions are consistent with applicable capital requirements and buffers, including the SCB.

Total Loss-Absorbing Capacity (“TLAC”)

The following summarizes the minimum requirements for BNY Mellon’s external TLAC and external long-term debt (“LTD”) ratios, plus currently applicable buffers.

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

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2021
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	28.0%
As a percentage of total leverage exposure	7.5%	9.5%	13.3%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	11.9%
As a percentage of total leverage exposure	4.5%	N/A	5.6%
N/A – Not applicable.

If BNY Mellon maintains risk-based ratio or leverage TLAC measures above the minimum required level, but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income.

BNY Mellon 45

Results of Operations (continued)
Issuer purchases of equity securities

Share repurchases – fourth quarter of 2021			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2021
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2021	17,359	$55.95	17,359	$3,028
November 2021	4,547	59.48	4,547	2,757
December 2021	126	56.93	126	2,750
Fourth quarter of 2021 (a)	22,032	$56.68	22,032	$2,750	(b)
(a)    Includes 25 thousand shares repurchased at a purchase price of $1 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price per share of open market repurchases was $56.68.
(b)    Represents the maximum value of the shares to be repurchased through the fourth quarter of 2022 under the share repurchase plan announced in June 2021 and includes shares repurchased in connection with employee benefit plans.

In June 2021, in connection with the Federal Reserve’s release of the 2021 CCAR stress tests, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $6.0 billion of common shares beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022. This new share repurchase plan replaced all previously authorized share repurchase plans.

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

VaR (a)	2021			Dec. 31, 2021
(in millions)	Average	Minimum	Maximum
Interest rate	$2.1	$1.5	$3.5	$1.7
Foreign exchange	2.6	1.9	4.1	2.7
Equity	0.1	—	0.9	0.1
Credit	1.7	1.1	2.8	1.7
Diversification	(3.2)	N/M	N/M	(2.7)
Overall portfolio	3.3	2.4	5.2	3.5

46 BNY Mellon

Results of Operations (continued)

VaR (a)	2020			Dec. 31, 2020
(in millions)	Average	Minimum	Maximum
Interest rate	$3.1	$1.7	$11.3	$1.8
Foreign exchange	2.9	1.7	6.3	3.0
Equity	0.6	—	2.3	0.7
Credit	2.7	1.2	12.1	2.1
Diversification	(4.8)	N/M	N/M	(3.7)
Overall portfolio	4.5	2.3	14.3	3.9
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

During 2021, interest rate risk generated 32% of average gross VaR, foreign exchange risk generated 40% of average gross VaR, equity risk generated 2% of average gross VaR and credit risk generated 26% of average gross VaR. During 2021, our daily trading loss exceeded our calculated VaR amount of the overall portfolio on two occasions.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)
	Quarter ended
(dollars in millions)	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	March 31, 2021	Dec. 31, 2020
Revenue range:	Number of days
Less than $(2.5)	—	—	—	—	2
$(2.5) – $0	3	2	7	6	12
$0 – $2.5	27	23	22	17	11
$2.5 – $5.0	21	30	25	21	26
More than $5.0	12	9	10	17	11
(a)    Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

Trading assets include debt and equity instruments and derivative assets, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading assets were $16.6 billion at Dec. 31, 2021 and $15.3 billion at Dec. 31, 2020.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily interest rate and foreign exchange contracts, not designated as hedging instruments. Trading liabilities were $5.5 billion at Dec. 31, 2021 and $6.0 billion at Dec. 31, 2020.

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

BNY Mellon 47

Results of Operations (continued)
At Dec. 31, 2021, our OTC derivative assets, including those in hedging relationships, of $2.8 billion included a credit valuation adjustment (“CVA”) deduction of $29 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.4 billion included a debit valuation adjustment (“DVA”) of $2 million related to our own credit spread. Net of hedges, the CVA increased by $1 million and the DVA was unchanged in 2021, which decreased investment and other revenue - other trading revenue by $1 million in 2021. During 2021, no realized loss was charged off against CVA reserves.

At Dec. 31, 2020, our OTC derivative assets, including those in hedging relationships, of $3.8 billion included a CVA deduction of $34 million. Our OTC derivative liabilities, including those in hedging relationships, of $4.8 billion included a DVA of $1 million related to our own credit spread. Net of hedges, the CVA decreased by $5 million and the DVA was unchanged in 2020. The net impact of these adjustments increased investment and other revenue - other trading revenue by $5 million in 2020. During 2020, no realized loss was charged off against CVA reserves.

The table below summarizes the distribution of credit ratings for our foreign exchange and interest rate derivative counterparties over the past five quarters, which indicates the level of counterparty credit associated with these trading activities. Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY Mellon.

Foreign exchange and other trading counterparty risk rating profile (a)
	Quarter ended
	Dec. 31, 2021	Sept. 30, 2021	June 30, 2021	March 31, 2021	Dec. 31, 2020

Rating:
AAA to AA-	51%	52%	52%	45%	46%
A+ to A-	27	17	19	26	28
BBB+ to BBB-	18	25	24	22	18
BB+ and lower (b)	4	6	5	7	8
Total	100%	100%	100%	100%	100%
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

An earnings simulation model is the primary tool used to assess changes in pre-tax net interest revenue between a baseline scenario and hypothetical interest rate scenarios. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest revenue between the scenarios over a 12-month measurement period.

The baseline scenario incorporates the market’s forward rate expectations and management’s assumptions regarding client deposit rates, credit spreads, changes in the prepayment behavior of loans and securities and the impact of derivative financial instruments used for interest rate risk management purposes as of Dec. 31, 2021. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior and are inherently uncertain. Actual results may differ materially from projected results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management’s strategies, among other factors. Client deposit levels and mix are key assumptions impacting net interest revenue in the baseline as well as the hypothetical interest rate scenarios. The earnings simulation model assumes static deposit levels and mix and it also assumes that no management actions will be taken to mitigate the effects of interest rate changes. Typically, the baseline scenario uses the average deposit balances of the quarter.

In the table below, we use the earnings simulation model to assess the impact of various hypothetical interest rate scenarios compared to the baseline scenario. Beginning in the third quarter of 2021, we have refined our scenario analysis by replacing gradual rate ramp scenarios with scenarios that reflect the impact of instantaneous interest rate shock movements. In each of the new scenarios, all currencies’ interest rates are instantaneously shifted higher or lower. The scenarios assume instantaneous rate changes at the start of the forecast. Long-term interest rates are defined as all tenors equal to or greater than three years and short-term interest rates

48 BNY Mellon

Results of Operations (continued)
are defined as all tenors equal to or less than three months. Interim term points are interpolated where applicable. The refined scenarios are intended to provide information on a basis that is consistent with industry practice.

The following table shows net interest revenue sensitivity for BNY Mellon. The sensitivity for Dec. 31, 2020 has been updated to reflect the impact of instantaneous interest rate shock movements.

Estimated changes in net interest revenue (in millions)	Dec. 31, 2021	Sept. 30, 2021	Dec. 31, 2020
Up 100 bps rate shock vs. baseline	$688	$840	$777
Long-term up 100 bps, short-term unchanged	204	239	239
Short-term up 100 bps, long-term unchanged	483	601	538
Long-term down 50 bps, short-term unchanged	(98)	(117)	(131)
Down 100 bp rate shock vs. baseline	392	794	687

The decreases in the rising rate sensitivities compared with Sept. 30, 2021 are driven by the forecasted difference in asset yield changes versus deposit rate changes given the anticipated interest rate increases and higher net interest revenue in the baseline scenario.

While the net interest revenue sensitivity scenario calculations assume static deposit balances to facilitate consistent period-over-period comparisons, it is likely that a portion of the recent monetary policy-driven deposit inflows would run off in a rising short-term rate environment. Noninterest-bearing deposits are particularly sensitive to changes in short-term rates.

To illustrate the net interest revenue sensitivity to deposit run-off, we note that a $5 billion instantaneous reduction of U.S. dollar denominated noninterest-bearing deposits would reduce the net interest revenue sensitivity results in the up 100 basis point scenario in the table above by approximately $75 million. The impact would be smaller if the run-off was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

Additionally, given the continued low short-term interest rates, money market mutual fund fees and other similar fees are being waived to protect investors from negative returns. See “Fee and other revenue” for additional details on the impact of money market fee waivers.
For a discussion of factors impacting the growth or contraction of deposits, see “Risk Factors – Capital and Liquidity Risk – Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.”

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

Estimated changes in EVE	Dec. 31, 2021

Rate change:
Up 200 bps vs. baseline	(8.9)%
Up 100 bps vs. baseline	(2.0)%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2021, net investments in foreign operations totaled $14 billion and were spread across 18 foreign currencies.

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

50 BNY Mellon

Risk Management (continued)
Governance

BNY Mellon’s management is responsible for execution of the Company’s risk management framework and the governance structure that supports it, with oversight provided by BNY Mellon’s Board of Directors through two key Board committees: the Risk Committee and the Audit Committee.

A summary of the governance structure is provided below.

Risk Committee of the Board of Directors		Audit Committee of the Board of Directors

Senior Risk and Control Committee (“SRCC”)

Anti-Money Laundering Oversight Committee	Asia Pacific Senior Risk Control Committee	Asset Liability Committee	Balance Sheet Risk Committee

Compliance and Ethics Oversight Committee	Contract Management Committee	Credit Portfolio Management Committees	EMEA Senior Risk and Control Committee

Enterprise Program Management Committee	Operational Risk Committee	Pershing Business Risk Committee	Product Approval and Review Committee

Regulatory Oversight Committee	Resolvability Steering Committee	Strategic Risk Committee	Technology Risk Committee

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

The SRCC has 16 sub-committees:
•Anti-Money Laundering Oversight Committee: Responsible for coordinating the Company’s compliance with Anti-Money Laundering laws and regulations and enforcing the Company’s Anti-Money Laundering Program.
•Asia Pacific Senior Risk and Control Committee: The most senior risk governance group for the region with oversight responsibility for risk and control matters.

BNY Mellon 51

Risk Management (continued)
•Asset Liability Committee (“ALCO”): The senior management committee responsible for balance sheet oversight, including capital, liquidity and interest rate risk management.
•Balance Sheet Risk Committee (the “BSRC”): Reviews and enforces balance sheet risk management frameworks associated with the assets, liabilities and capital of the Company. The BSRC reviews the adequacy of associated controls and processes, monitors risk management in the context of risk appetite, and approves related policy documents.
•Compliance and Ethics Oversight Committee: Provides governance and oversight of the operations of the Compliance and Ethics function and the management and reporting of compliance risk-related issues, as well as Compliance & Ethics processes, policies, procedures and standards.
•Contract Management Committee: The governance and escalation body for the Company’s Customer Contract Management policy across the businesses, overseeing related policies, infrastructure, risk considerations and operations.
•Credit Portfolio Management Committees: Seven Portfolio Management Committees, governed by the same charter and rules, manage, monitor and review one of Credit Risk’s primary portfolio segments, including underwriting criteria, portfolio limits and composition, concentration, credit strategy, quality and exposure.
•EMEA Senior Risk and Control Committee: The most senior risk governance group for the region with oversight responsibility for risk and control matters.
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
•Pershing Business Risk Committee: The most senior risk governance group for Pershing with oversight responsibility for risk and control matters.
•Product Approval and Review Committee: Responsible for reviewing and approving proposals to introduce new and modify or retire existing products.
•Regulatory Oversight Committee: Provides strategic direction, oversight, challenge, and coordination across regulatory remediation initiatives within the Company’s Regulatory Oversight Program.
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

52 BNY Mellon

Risk Management (continued)
Risk Types Overview

The understanding, identification, measurement and mitigation of risk are essential elements for the successful management of BNY Mellon. Our primary risk categories are:

Type of risk	Description
Operational	The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes compliance and technology risks.
Market	The potential loss in value for the BNY Mellon financial portfolio caused by adverse movements for market prices, rates, spreads.
Credit	The risk of loss if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk is present in the majority of our assets, but primarily concentrated in the loan and securities books, as well as off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.
Liquidity	The risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from the inability to convert assets to cash, the inability to raise cash in the markets, deposit run-off or contingent liquidity events.
Model	The potential loss arising from incorrectly designing / applying a model approach or inaccuracies caused by market, credit or liquidity stress.
Strategic	The risk arising from adverse business decisions, poor implementation of business decisions or lack of responsiveness to changes in the financial industry and operating environment. Strategic and/or business risks may also arise from the acceptance of new businesses, the introduction or modification of products, strategic finance and risk management decisions, business process changes, complex transactions, acquisitions/divestitures/joint ventures and major capital expenditures/investments.

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
•Technology risk is a subset of operational risk. Technology Risk Management is the independent operational risk management function that is responsible for independent risk oversight of the technology footprint. The function brings together the second line independent risk oversight of technology, resiliency and data in a cohesive and holistic manner. These areas are closely related, allowing expertise to be brought

BNY Mellon 53

Risk Management (continued)
to bear across some of BNY Mellon’s most significant risk exposures. The function also conducts integrated independent assessments on multiple cyber and digital initiatives within the Company. They partner with businesses and legal entities to drive better understanding and a more accurate assessment of operational risks that can occur from technology operations. Technology Risk Management also acts as a catalyst to drive the development of global technology policies, key controls and methods to assess, measure and monitor information and technology risk for BNY Mellon.
•Operational resiliency is a top priority for the Company. Foundational to our enterprise resiliency strategy is the Business Services Framework, governed by the Enterprise Resiliency Office, with second line oversight from Resiliency Risk Management. Business management is accountable for maintaining effective resiliency capabilities under this framework, while Technology and Operations are responsible for successful execution in coordination with the business. Elements of the resiliency strategy include the Business Services Framework, IT Asset Management, Application transformation and Mainframe modernization, as well as Disaster Recovery Testing and Business Continuity capabilities. We are also focused on the resiliency capabilities of our most important service providers. These capabilities are intended to enable the Company to deliver services to our clients by the ability to prevent, respond and recover from business disruptions and threats.
•Compliance and financial crimes risk is also a subset of operational risk. It is defined as the risk of legal or regulatory sanctions, material financial loss, or a financial institutions’ reputational loss as a result of its failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct or organizational standards of practice. We seek to comply with all obligations through a comprehensive, integrated Compliance and Ethics Management Framework that is driven by Holistic Risk Management Principles, and governed by the Compliance and Ethics Oversight Committee and the Anti-Money Laundering Oversight Committee.

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

54 BNY Mellon

Risk Management (continued)
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

We manage credit risk exposure at a counterparty, industry, country and portfolio level. Credit risk at the counterparty exposure level is managed through our credit approval framework and involves four approval levels up to and including the Chief Risk Officer of the Company. The requisite approvals are based upon the size and relative risk of the aggregate exposure under consideration. The Credit Risk Group is responsible for approving the size, terms and maturity of all credit exposures, as well as the ongoing monitoring of the creditworthiness of the counterparty. In addition, it is responsible for challenging and approving the internal risk ratings on each exposure.

The calculation of a fundamental credit measure is based on a projection of a statistically probable credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Credit loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” For institutional lending, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/counterparties are assigned ratings by the business and challenged, reviewed and approved by the Credit Portfolio Managers on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss given default ratings (on a 5-grade scale) that reflect the transactions’ structures, including the effects of guarantees, collateral and relative seniority of position.

The Risk and Compliance Modeling and Analytics Group is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss. These methodologies and input estimates are regularly evaluated for appropriateness and accuracy. As new techniques and data become available, the Risk and Compliance Modeling and Analytics Group incorporates, where appropriate, those techniques or data.

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

Liquidity Risk

Adequate liquidity is vital to BNY Mellon’s ability to process payments as well as settle and clear transactions on behalf of clients. The Company’s liquidity position can be affected by multiple factors, including funding mismatches, market conditions that impact our ability to convert our investment portfolio to cash, inability to issue debt or roll over funding, run-off of core deposits, and contingent liquidity events such as additional collateral posting requirements. Additionally, a downgrade in our credit rating can not only lead to an outflows of deposits, which are a major source of our funding, but also increase our margin requirements on secured transactions and have a broader adverse impact on our overall brand that may further impair our ability to refinance maturing liabilities. Changes in economic conditions or exposure to other risks can also affect our liquidity.

The Board of Directors approves liquidity risk tolerance and is responsible for oversight of liquidity risk management of the Company. ALCO provides governance for the appropriate execution of Board-approved strategies, policies and procedures for managing liquidity. Senior management is responsible for executing those Board-approved strategies, policies and procedures for managing liquidity which ALCO oversees, as well as regularly reporting the liquidity position of the Company to the Board of Directors. The BSRC provides governance over independent risk oversight of liquidity risks associated with assets and liabilities, and establishes

BNY Mellon 55

Risk Management (continued)
related control frameworks. The Treasury Risk Committee, which is chaired by independent risk management, validates and approves internal stress testing methodologies and assumptions, and an independent Liquidity Risk function is responsible for providing ongoing review and oversight of liquidity risk management.

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

Model Risk Management, an independent risk management function, is responsible for executing Board-approved strategies, policies, and procedures for managing models. Senior management is responsible for regularly reporting on the Company’s modeling infrastructure to the Risk Committee of the Board of Directors. The Board of Directors approves risk tolerances and is responsible for oversight.

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

Political developments have resulted and may continue to result in legislative and regulatory changes to key aspects of the Dodd-Frank Act and its implementing regulations and in laws or regulations relating to environmental, social and governance (“ESG”) matters.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”)

On March 27, 2020, the CARES Act was enacted. The CARES Act provides economic stimulus and emergency relief to address the effects of the coronavirus pandemic. The CARES Act permits financial institutions, subject to certain conditions, to elect to temporarily suspend (i) U.S. GAAP requirements with respect to loan modifications related to the coronavirus pandemic that would otherwise be treated as troubled debt restructurings (“TDRs”) and (ii) any determination that a loan modified as a result of the coronavirus pandemic is a
TDR. These relief measures expired on Jan. 1, 2022. For more information regarding how the Company elected to apply these relief measures see “Note 1 of the Notes to Consolidated Financial Statements – Troubled debt restructurings/loan modifications.”

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

Single Counterparty Credit Limits

In 2018, the Federal Reserve approved a final rule imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY Mellon, that are G-SIBs. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities. The rule became applicable to BNY Mellon on Jan. 1, 2020.

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

BNY Mellon 57

Supervision and Regulation (continued)
the company has obtained a temporary credit exposure limit increase from the Federal Reserve.

Capital Planning and Stress Testing

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its banks and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including its obligations with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors. Various federal and state laws and regulations limit the amount of dividends that may be paid to the Parent by our U.S. bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The Federal Reserve, the FDIC and the Office of the Comptroller of the Currency (“OCC”) (together the “Agencies”) have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the Federal Deposit Insurance Act, as amended (the “FDI Act”), an insured depository institution (“IDI”) may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the Agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

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

On March 4, 2020, the Federal Reserve finalized an SCB rule, which made changes to the capital plan rule. The SCB rule eliminated the quantitative grounds for objection to a firm’s CCAR capital plan and introduced an SCB that became part of quarterly capital requirements of CCAR firms on Oct. 1, 2020. The final rule replaced the 2.5% capital conservation buffer with an SCB requirement for capital ratios under the U.S. capital rules’ standardized approach risk-weightings framework (“Standardized Approach”) that is based on the largest projected decrease in a firm’s CET1 ratio in the nine-quarter CCAR supervisory severely adverse scenario plus four quarters of planned common stock dividends as percentage of RWAs. The SCB is subject to a 2.5% floor. Each CCAR firm, including BNY Mellon, will be notified of its SCB by June 30, and the SCB will become effective on October 1 of the applicable calendar year. In August 2021, the Federal Reserve announced BNY Mellon’s SCB requirement of 2.5%,

58 BNY Mellon

Supervision and Regulation (continued)
which equals the regulatory floor. The SCB rule requires that firms reduce their planned capital actions if those distributions would cause the firm to fall below applicable buffer requirements based on the firm’s own baseline scenario projections and allows firms to increase certain planned capital distributions if they are forecasted to be above capital buffer constraints. The SCB rule also eliminates the requirement for prior approval of capital distributions in excess of the distributions in a firm’s capital plan, provided that such distributions do not cause a breach of the firm’s capital ratios, including applicable buffers. In addition, the SCB rule provides that a firm must receive prior approval for any dividend, stock repurchase or other capital distribution, other than a capital distribution on a newly issued capital instrument, if a firm is required to resubmit its capital plan. The temporary restrictions on dividends and share repurchases imposed by the Federal Reserve as a result of the coronavirus pandemic ended for BNY Mellon after June 30, 2021. Starting in the third quarter of 2021, BNY Mellon continued to be subject to the normal constraints under the SCB framework. See “Capital” for information about our share repurchase program.

The Agencies revised the definition of “eligible retained income” in 2020 to limit the potential for sudden and severe limitations on capital distributions if a banking organization’s capital ratios fall below the applicable buffer requirements. To the extent a banking organization’s capital buffer is less than 100% of its applicable buffer requirements, its distributions and discretionary bonus payments are constrained by the amount of the shortfall and its eligible retained income. Under the final rule, eligible retained income is defined as the greater of (i) a banking organization’s net income for the four preceding calendar quarters, net of any distributions and associated tax effects not already reflected in net income, and (ii) the average of a banking organization’s net income over the preceding four quarters. The Federal Reserve made corresponding changes to the definition of “eligible retained income” in the TLAC buffer requirements. For more information on TLAC, see “Total Loss-Absorbing Capacity” below.

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary Dodd-Frank Act Stress Tests
(“DFAST”). The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, as revised in 2019 pursuant to the Economic Growth, Regulatory Relief, and Consumer Protection Act (the “Reform Act”), we are required to undergo an annual regulatory stress test conducted by the Federal Reserve. The BHC is required to conduct an annual company-run stress test. In addition, The Bank of New York Mellon is required to conduct an annual company-run stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). Results from our annual company-run stress tests are reported to the appropriate regulators and published.

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

Notwithstanding the detailed U.S. capital rules, the Agencies retain significant discretion to set higher capital requirements for categories of BHCs or banks or for an individual BHC or bank as warranted.

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

BNY Mellon 59

Supervision and Regulation (continued)
ratios. The capital conservation buffer can only be satisfied with CET1 capital.

When systemic vulnerabilities are meaningfully above normal, the SCB and capital conservation buffer may be expanded up to an additional 2.5% through the imposition of a countercyclical capital buffer. For internationally active banks such as BNY Mellon, the countercyclical capital buffer required threshold is a weighted average of the countercyclical capital buffers deployed in each of the jurisdictions in which the bank has private sector credit exposures. The Federal Reserve, in consultation with the OCC and FDIC, has affirmed the current countercyclical capital buffer level for U.S. exposures of 0% and noted that any future modifications to the buffer would generally be subject to a 12-month phase-in period. Any countercyclical capital buffer required threshold arising from exposures outside the U.S. will also generally be subject to a 12-month phase-in period.

For G-SIBs, like BNY Mellon, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). Method 1 is based on the Basel Committee on Banking Supervision (“BCBS”) framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. Method 2 uses similar inputs, but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. The G-SIB surcharge applicable to BNY Mellon for 2021 was 1.5%.

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

In addition, in October 2020, the Agencies finalized a rule that generally requires certain Advanced Approaches banking organizations, including BNY Mellon, to deduct from Tier 2 capital, subject to certain exceptions, direct, indirect and synthetic exposures to covered debt instruments, including TLAC instruments. The rule became effective on April 1, 2021.

U.S. Capital Rules – Advanced Approaches Risk-Based Capital Rules

Under the U.S. capital rules’ Advanced Approaches framework, credit risk-weightings are generally based on risk-sensitive approaches that largely rely on the use of internal credit models and parameters, whereas under the Standardized Approach credit risk-weightings are generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. BNY Mellon is required to comply with Advanced Approaches reporting and public disclosures. For purposes of determining whether we meet minimum risk-based capital requirements under the U.S. capital rules, our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of each ratio as calculated under the Standardized Approach and under the Advanced Approaches framework.

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

60 BNY Mellon

Supervision and Regulation (continued)
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

The U.S. G-SIBs (including BNY Mellon) are subject to an enhanced SLR, which requires us to maintain an SLR of greater than 5% (composed of the current minimum requirement of 3% plus a greater than 2% buffer) and requires bank subsidiaries of those BHCs to maintain at least a 6% SLR in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below. At Dec. 31, 2021, our SLR was 6.6% and the SLR for our primary banking subsidiary, The Bank of New York Mellon, was 7.6%.

Pursuant to the Reform Act, on Nov. 19, 2019, the Agencies finalized a rule to exclude certain central bank deposits from the total leverage exposure, the SLR denominator, and related TLAC and LTD measures of custody banks, including BNY Mellon and The Bank of New York Mellon. Under the final rule, qualifying central banks include a Federal Reserve Bank, the European Central Bank or a central bank of a member country of the Organisation for Economic Co-operation and Development (“OECD”), provided that an exposure to the OECD member country receives a zero percent risk-weighting and the sovereign debt of such country is not, and has not been, in default in the past five years. The central bank deposit exclusion from the SLR denominator equals the average daily balance over the applicable quarter of all deposits placed with a qualifying central bank up to an amount equal to the on-balance sheet deposit liabilities that are linked to fiduciary or custodial and safekeeping accounts. The rule came into effect on April 1, 2020.

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

In January 2019, the BCBS released revised minimum capital requirements for market risk. While

BNY Mellon 61

Supervision and Regulation (continued)
the U.S. regulators have implemented or issued proposals to implement certain aspects of these revised Basel standards, there is continuing uncertainty regarding the extent to which, and manner in which, the U.S. regulators will implement them.

Standardized Approach for Measuring Counterparty Credit Risk Exposures

On Nov. 19, 2019, the Agencies jointly issued a final rule, which amends the U.S. capital rules to implement a new approach for calculating the exposure amount for derivative contracts, which is called the Standardized Approach for Counterparty Credit Risk (“SA-CCR”). The final rule also incorporates SA-CCR into the determination of exposure amount of derivatives for total leverage exposure under the SLR and the cleared transaction framework under the U.S. capital rules. The mandatory compliance date of the SA-CCR rule for the Advanced Approaches firms was Jan. 1, 2022.

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

Prompt Corrective Action

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the Agencies to take “prompt corrective action” in respect of depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions the less capital the institution holds. While these regulations apply only to banks, such as The Bank of New York Mellon and BNY Mellon, N.A., the Federal Reserve is authorized to take appropriate action against the parent BHC, such as the Parent, based on the under capitalized status of any banking subsidiary. In certain circumstances, the Parent would be required to guarantee the performance of the capital restoration plan if one of our banking subsidiaries were undercapitalized.

The Agencies’ prompt corrective action framework (“PCA rules”) contain “well capitalized” thresholds for IDIs. Under these rules, an IDI must have the

62 BNY Mellon

Supervision and Regulation (continued)
capital ratios as detailed in the “Capital” disclosure in order to satisfy the quantitative ratio requirements to be deemed “well capitalized.”

Liquidity Standards – Basel III and U.S. Rules

BNY Mellon is subject to the U.S. LCR Rule, which is designed to ensure that BNY Mellon and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2021, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

On Oct. 20, 2020, the Agencies issued a final NSFR rule that implements a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY Mellon. Under the final rule, BNY Mellon’s NSFR will be expressed as a ratio of its available stable funding to its required stable funding amount, and BNY Mellon will be required to maintain an NSFR of 1.0. The effective date of the final NSFR rule was July 1, 2021, with the exception of certain disclosure requirements, which will begin to apply in 2023. As of Dec. 31, 2021, BNY Mellon was in compliance with the NSFR rule.

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

BNY Mellon 63

Supervision and Regulation (continued)
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

Derivatives

Title VII of the Dodd-Frank Act imposes a comprehensive regulatory structure on the OTC derivatives markets in which BNY Mellon operates, including requirements relating to the business conduct of dealers, trade reporting, margin and recordkeeping. Title VII also requires persons acting as swap dealers, including The Bank of New York Mellon, to register with the CFTC and become subject to the CFTC’s supervisory, examination and enforcement powers. Additionally, Title VII requires persons acting as security-based swap dealers to register with the SEC. The Bank of New York Mellon is in the process of registering as a security-based swap dealer.

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

Recovery and Resolution Planning

As required by the Dodd-Frank Act, large financial institutions, such as BNY Mellon, are required to submit periodically to the Federal Reserve and the FDIC a plan – referred to as the 165(d) resolution plan – for their rapid and orderly resolution in the event of material financial distress or failure. In addition, certain large IDIs, such as The Bank of New York Mellon, are required to submit periodically to the FDIC a separate plan for resolution in the event of the institution’s failure. The public portions of these resolution plans are available on the Federal Reserve’s and FDIC’s websites. BNY Mellon also maintains a comprehensive recovery plan, which describes actions it could take to avoid failure if faced with financial stress.

In October 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY Mellon, to file alternating full and more limited, targeted resolution plans every two years. BNY Mellon submitted a targeted resolution plan on July 1, 2021. BNY Mellon’s next full resolution plan is due to be submitted on July 1, 2023. The final rule does not materially modify the components or informational requirements of full resolution plans.

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

64 BNY Mellon

Supervision and Regulation (continued)
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

Under BRRD, in-scope institutions are required to maintain a minimum requirement for their own funds, (defined as regulatory capital), and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL is set on a case-by-case basis for each institution subject to BRRD and is applicable to all EU-domiciled credit institutions and certain other firms subject to BRRD.

The Bank Resolution and Recovery Directive 2 (“BRRD2”) entered into force on June 27, 2019 and Member States were required to implement the majority of its new provisions by Dec. 28, 2020. Key changes introduced by BRRD2 include incorporation of the Financial Stability Board’s (“FSB”) standard on TLAC into existing EU rules on MREL, expansion of the BRRD moratorium tool and introduction of an EU-wide requirement for contractual recognition of resolution stay powers.

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

Cybersecurity and Computer Security Regulation

The New York State Department of Financial Services (“NYSDFS”) requires financial institutions regulated by NYSDFS, including The Bank of New York Mellon, to establish a cybersecurity program, adopt a written cybersecurity policy, designate a chief information security officer, and have policies and procedures in place to ensure the security of information systems and non-public information accessible to, or held by, third parties. The NYSDFS rule also includes a variety of other requirements to protect the confidentiality, integrity and availability

BNY Mellon 65

Supervision and Regulation (continued)
of information systems, as well as the annual delivery of a certificate of compliance.

In November 2021, the Agencies finalized a rule imposing notification requirements for significant computer security incidents on banking organizations. Under the final rule, a BHC, state member bank or national bank, including BNY Mellon, The Bank of New York Mellon and BNY Mellon, N.A., are required to notify the Federal Reserve or OCC, as applicable, within 36 hours of incidents that could result in the banking organization’s inability to deliver services to a material portion of its customer base, disrupt the banking organization’s lines of businesses the failure of which would result in material losses, or disrupt operations the failure of which would threaten the financial stability of the U.S. BNY Mellon is required to comply with the rule by May 1, 2022.

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

66 BNY Mellon

Supervision and Regulation (continued)
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

Incentive Compensation Arrangements Proposal

Section 956 of the Dodd-Frank Act requires federal regulators to prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions, including BNY Mellon. In April 2016, a joint proposed rule was released, replacing a previous 2011 proposal, which each of six agencies must separately approve. The time frame for final implementation, if any, is currently unknown.

BNY Mellon 67

Supervision and Regulation (continued)
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

In January 2021, the Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act (“BSA”), was enacted. The AMLA is intended to comprehensively reform and modernize U.S. AML laws. Among other things, the AMLA codifies a risk-based approach to AML compliance for financial institutions; requires the development of standards by the U.S. Department of the Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. The AMLA contains many statutory provisions that require additional rulemakings, reports and other measures, and the rulemaking process has begun for several of these provisions. As part of the AMLA, the first government-wide priorities for anti-money laundering and countering the financing of terrorism (“AML/CFT Priorities”) were published. These AML/CFT Priorities will need to be incorporated into banks’ risk-based BSA compliance programs after completion of the rulemaking process and on the effective date of the final regulations. The impact of the AMLA will depend on, among other things, the completion of the rulemaking process and the issuing of implementation guidance.

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

68 BNY Mellon

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

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, or make acquisitions, that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2021, BNY Mellon and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

The Bank of New York Mellon, BNY Mellon’s largest banking subsidiary, is a New York state-chartered bank, and a member of the Federal Reserve System and is subject to regulation, supervision and examination by the Federal Reserve, the FDIC and

BNY Mellon 69

Supervision and Regulation (continued)
the NYSDFS. BNY Mellon’s national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association, are chartered as national banking associations subject to primary regulation, supervision and examination by the OCC.

We operate a number of broker-dealers that engage in securities underwriting and other broker-dealer activities in the U.S. These companies are SEC-registered broker-dealers and members of Financial Industry Regulatory Authority, Inc. (“FINRA”), a securities industry self-regulatory organization. BNY Mellon’s nonbank subsidiaries engaged in securities-related activities are regulated by supervisory agencies in the countries in which they conduct business.

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

Certain of our subsidiaries are registered investment advisors under the Investment Advisers Act of 1940, as amended, and as such are supervised by the SEC. They are also subject to various U.S. federal and state laws and regulations and to the laws and regulations of any countries in which they conduct business. Our subsidiaries advise both public investment companies which are registered with the SEC under the Investment Company Act of 1940, as amended (the “’40 Act”), including the BNY Mellon Family of Funds and BNY Mellon ETF Funds, and private investment companies which are not registered under the ’40 Act.

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

SEC Regulation Best Interest

In 2019, the SEC adopted Regulation Best Interest (“Reg BI”) and the Form CRS Relationship Summary (“Form CRS”). Reg BI, which had a June 30, 2020 compliance date, requires a broker-dealer to act in the “best interest” of a retail customer when making a recommendation of any securities transaction or investment strategy to any such customer. Form CRS, which also had a June 30, 2020 compliance date, requires registered investment advisers and broker-dealers to provide retail investors with a brief summary about the nature of their relationship with their investment professional, and supplements other more detailed disclosures. The impacted broker-dealer and investment adviser subsidiaries of BNY Mellon updated their policies and procedures to comply with Reg BI and/or Form CRS.

Exchange-Traded Funds Rule

In 2019, the SEC announced that it had adopted Rule 6c-11 (the “ETF Rule”) under the ’40 Act, which permits exchange-traded funds (“ETFs”) that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums, discounts and bid-ask spread information, as well as the ETF’s daily portfolio holdings. The ETF Rule became effective on Dec. 23, 2019. The ETF Rule also requires ETFs using custom baskets to put written policies and procedures in place establishing that the custom baskets are in the best interests of the ETF and its shareholders. Pursuant to the ETF Rule, BNY Mellon has launched a number of ETFs.

Effects of “Brexit” on UK Regulatory Framework

The UK left the EU on Jan. 31, 2020, and the transition period ended on Dec. 31, 2020 (“Brexit Transition Period”). Existing EU regulations that were in force and applicable in the UK on Dec. 31,

70 BNY Mellon

Supervision and Regulation (continued)
2020, were “on-shored” into the UK regulatory framework (and adapted as appropriate for the UK situation) as “retained EU law.” EU rules and regulations that came into effect on or after Jan. 1, 2021, do not apply to financial activities within the UK. The UK and EU financial services regulatory frameworks have started diverging from each other after the conclusion of the Brexit Transition Period.

Under the EU-UK Trade and Cooperation Agreement (“EU-UK Agreement”), which became fully effective in April 2021, the EU and UK have agreed to make their best endeavors to ensure that internationally agreed standards in the financial services sector for regulation and supervision are implemented and applied in their territory and establish a framework for structured regulatory cooperation on financial services.

In the UK, the Financial Services Act 2021 entered into force in April 2021 and made several changes to the UK financial services regulatory framework, including the prudential frameworks for credit institutions and investment firms. In particular, the Financial Services Act 2021 grants substantial prudential rulemaking powers to the Prudential Regulatory Authority (“PRA”) with respect to UK credit institutions, and the Financial Conduct Authority (“FCA”) with respect to UK investment firms. The UK’s version of the EU Capital Requirements Regulation (“UK CRR2”) for credit institutions and the UK Investment Firms Prudential Regime (“UK IFPR”) came into effect on Jan. 1, 2022.

For more information regarding the UK IFPR, see “Investment Firms Directive and Investment Firms Regulation” below.

We maintain a presence in the UK through the London branch of The Bank of New York Mellon, The Bank of New York Mellon (International) Limited, a credit institution incorporated and authorized in the UK, and a number of our investment firms. We maintain a presence in the EU through BNY Mellon SA/NV, which is headquartered in Belgium and has a branch network in a number of other EU countries, and through certain of our investment firms. BNY Mellon SA/NV has a general banking license for the provision of banking and investment services. We have undertaken adjustments to the operations of BNY Mellon SA/NV so that we may provide a wider range of services to clients domiciled in the EU.

Operations and Regulations Outside the U.S.

In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by the U.S. regulators referred to above. BNY Mellon SA/NV is a public limited liability company incorporated under the laws of Belgium, holds a banking license issued by the National Bank of Belgium and is authorized to carry out all banking and savings activities as a credit institution. The European Central Bank (the “ECB”) has responsibility for the direct supervision of significant banks and banking groups in the Euro area, including BNY Mellon SA/NV. The ECB’s supervision is carried out in conjunction with the relevant national prudential regulator (the National Bank of Belgium in BNY Mellon SA/NV’s case), as part of the Single Supervisory Mechanism. BNY Mellon SA/NV conducts its activities in Belgium as well as through its branch offices in Denmark, France, Germany, UK, Ireland, Italy, Luxembourg, the Netherlands and Spain.

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

BNY Mellon 71

Supervision and Regulation (continued)
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

The primary prudential framework in the EU is provided by the Capital Requirements Directive 5 (“CRD5”) and the Capital Requirements Regulation 2 (“CRR2”), both of which implement many elements of the Basel III framework.

Among other things, CRD5 includes a requirement for certain non-EU banking groups with more than €40 billion of assets in the EU to establish a single “EU intermediate parent undertaking” (“EU IPU”) to serve as a EU holding company for all EU credit institutions and certain EU investment firms in the group. BNY Mellon meets the relevant criteria under CRD5 and is required to establish an EU IPU structure by Dec. 30, 2023. BNY Mellon continues to evaluate the EU IPU requirement and potential solutions for complying with the requirement.

CRR2 includes provisions relating to the leverage ratio, NSFR, MREL (including closer alignment to the final FSB TLAC standard), a revised Basel market risk framework, counterparty credit risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures and reporting/disclosure requirements.

Our Securities Services, Market and Wealth Services and Investment and Wealth Management businesses are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various revised and/or proposed EU directives and regulations have or will have a significant impact on the provision of many of our products and services, including the Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulation (collectively, “MiFID II”), the Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investment in Transferable Securities (“UCITS V”), the Central Securities Depositories Regulation, the regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), the Payment Services Directive II and the Benchmarks Regulation. These EU directives and regulations may impact our operations and risk profile but may also provide new opportunities for the provision of BNY Mellon products and services. Some of these EU directives and regulations are subject to review or finalization by the legislative authorities and/or substantial secondary legislation. This creates uncertainty as to business impact.

New Prudential Regime for Investment Firms

In the EU, IFD/IFR, previously referred to as the “new prudential regime for investment firms,” is a more tailored, proportionate prudential regime for investment firms. IFD/IFR became applicable on June 26, 2021. BNY Mellon has several UK-domiciled investment firms that are subject to UK IFPR.

The main change under both IFD/IFR and UK IFPR is that capital requirements for most investment firms are no longer based on Basel standards for banks such as credit risk, market risk or operational risk. Instead, the capital requirements are based on factors that are more tailored to the risks that investment firms face.

European Deposit Insurance Scheme

In November 2015, the European Commission proposed a European Deposit Insurance Scheme (“EDIS”) for euro area Member States. Under the EDIS proposal, existing national euro area deposit guarantee schemes would transition over a number of years to a mutualized or EU-reinsurance-based deposit guarantee scheme applicable in the euro area.

72 BNY Mellon

Supervision and Regulation (continued)
EDIS has not been substantially advanced since 2015 due to opposition by some Member States and its adoption remains uncertain.

European Financial Markets and Market Infrastructure

The EU continues to develop proposals and regulations in relation to financial markets and market infrastructures. MiFID II applies to financial institutions conducting business in the EEA and has required significant changes to comply with relevant regulatory requirements, including extensive transaction reporting and market transparency obligations and a heightened focus on how financial institutions conduct business with and disclose information to their clients. A set of revisions to EU MiFID II rules (the so-called quick fix) will come into effect on Feb. 28, 2022 and include changes to cost and charges disclosures and means of client communication. In the UK, a similar set of revisions became effective in July 2021 for most of the amended rules.

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

BNY Mellon 73

Other Matters
Replacement of Interbank Offered Rates (“IBORs”), including LIBOR

The UK Financial Conduct Authority (the “FCA”) and the administrator for LIBOR have announced that the publication of the most commonly used U.S. dollar LIBOR settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published or to be representative as of Dec. 31, 2021. In addition, the U.S. bank regulators had also issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts by Dec. 31, 2021. As a result, financial market participants have begun to transition away from LIBOR and other IBORs to alternative reference rates. The transition event on Dec. 31, 2021 had minimal impact across BNY Mellon’s businesses, however the remaining USD LIBOR transition will impact assets and liabilities on our balance sheet that reference IBORs, investments that we manage linked to IBORs in our Investment Management business and the operational servicing of products that reference IBORs in our Market and Wealth Services and Securities Services businesses.

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

Despite the proximity of the June 30, 2023 cessation date, there remain, however, a number of unknown factors regarding the transition from the IBORs and/or interest rate benchmark reforms that could impact our business. For a further discussion of the various risks, see “Risk Factors – Market Risk – Transitions away from and the replacement of LIBOR and other IBORs could adversely impact our business, financial condition and results of operations.”

74 BNY Mellon

Risk Factors
An investment in securities issued by us involves certain risks that you should carefully consider. The following discussion sets forth the most material risk factors that could affect our business, financial condition or results of operations. Some of these risks are interrelated and the occurrence of one may exacerbate the effect of others. Additionally, factors other than those discussed below or in our other reports filed with or furnished to the SEC could also adversely affect our business, financial condition or results of operations. We cannot assure you that the risk factors described below or elsewhere in our reports address all potential risks that we may face. These risk factors also serve to describe considerations which may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this Annual Report. See “Forward-looking Statements.”

Summary

Our business, financial condition and results of operations may be materially and adversely affected by various risk types and considerations, including operational risk, market risk, credit risk, capital and liquidity risk, strategic risk and additional risks, including as a result of the following:

Operational Risk
•Errors or delays in our operational and transaction processing, or those of third parties.
•Our risk management framework, models and processes may not be effective in identifying or mitigating risk and reducing the potential for losses.
•Failure to attract, retain and motivate employees.
•A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients.
•A cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information.
•We are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have compelled, and in the future may compel, us to change how we manage our businesses.
•Regulatory or enforcement actions or litigation.
•A failure or circumvention of our controls and procedures.

Market Risk
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

Credit Risk
•The failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit, counterparty and concentration risk, could expose us to loss.
•We could incur losses if our allowance for credit losses, including loan and lending-related commitment reserves, is inadequate or if our expectations of future economic conditions deteriorate.

Capital and Liquidity Risk
•Failure to effectively manage our liquidity.
•Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally.
•The Parent is a non-operating holding company and, as a result, is dependent on dividends from

BNY Mellon 75

Risk Factors (continued)
its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders.
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

Strategic Risk
•New lines of business, new products and services or transformational or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives.
•We are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.
•Our strategic transactions present risks and uncertainties.

Additional Risks
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

Operational Risk

Errors or delays in our operational and transaction processing, or those of third parties, may materially adversely affect our business, financial condition, results of operations and reputation.

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and as such, are subject to execution and processing errors and failures. Our use of manual processes, which are inherently more prone to human and other processing error, malfeasance, fraud and other misconduct than automated processes generally heightens the risk of execution and processing errors and failures. As our businesses evolve to even more complex and voluminous transactions, at ever increasing speeds, we must also evolve our processes, controls, workforce and technology to accurately and timely execute those transactions, which may result in an increased risk of error or significant operational delay. When errors or delays do occur, they may be difficult to detect and remediate in a timely manner. The use of automation, artificial intelligence and other emerging technologies in connection with automated processes amplifies the impact of any such error or delay, as the failure to timely discover and respond to an operational error relating to an automated process can have dramatic consequences in light of the speed and volume of transactions involved.

As a result, operational errors or significant operational delays could materially negatively impact our ability to conduct our business or service our clients, which could adversely affect our results of operations due to potentially higher expenses and lower revenues, lower our capital ratios, create liability for us or our clients or negatively impact our reputation. An operational error impacting a large

76 BNY Mellon

Risk Factors (continued)
number of transactions could have unfavorable ripple effects in the financial markets, which could exacerbate the adverse effects of the error on us.

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

Our risk management framework, models and processes may not be effective in identifying or mitigating risk and reducing the potential for losses.

Our risk management framework seeks to identify and mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including operational risk, credit risk, market risk, liquidity risk, model risk and strategic risk. We have also established frameworks to mitigate risk and loss to us as a result of the actions of affiliates or third parties with which we do business or that facilitate our business activities. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we may not have appropriately anticipated or identified.

Our regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. Regulators’ views of the quality of our risk models and framework affect our regulators’ evaluations of us, and we are exposed to the risk of adverse regulatory and supervisory developments, including enforcement actions, and increased costs in connection with remediation efforts if our regulators view our risk models and framework to be insufficient or if remediation is not completed in a timely manner. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework or governance structure proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our results of operations or financial condition.

In certain instances, we rely on models to measure, monitor and predict risks. However, these models are inherently limited because they involve techniques, including the use of historical data, trends, assumptions and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes, especially during severe market downturns or stress events, such as those experienced in March 2020 and other times during the COVID-19 pandemic. These models may not appropriately capture all relevant risks or accurately predict future events or exposures. The risk of the unsuccessful development or implementation of our models, systems or processes, as well as risk associated with oversight, monitoring and application of models, cannot be completely eliminated. The models that we use to assess and control our market risk exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. The 2008 financial crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. In times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future.

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

BNY Mellon 77

Risk Factors (continued)
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

Our success depends, in large part, on our ability to attract new employees, retain and motivate our existing employees, have a diverse and inclusive workplace and continue to compensate our employees competitively amid heightened regulatory restrictions. Competition for the most skilled employees in most activities in which we engage can be intense, and we may not be able to recruit and retain key personnel. In addition, third-party suppliers and service providers on which we rely may face challenges in attracting and retaining their employees, which may have a negative impact on our operations and our resiliency capabilities.

We rely on certain employees with subject matter expertise to assist in the implementation of important initiatives. As technology and risk management increase in focus in the financial industry, competition for technologists and risk personnel has intensified, which could constrain our ability to execute on certain of our strategic initiatives.

Our ability to attract, retain and motivate key executives and other employees may be negatively affected by continuous changes to immigration policies and restrictions applicable to incentive and other compensation programs, including deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in particular as we are more often competing for personnel with financial technology providers and other entities that may not be publicly traded or regulated banking organizations and, in either case, may not have the same limitations on compensation as we do.

The loss of employees’ skills, knowledge of the market, industry experience, and the cost of finding replacements may hurt our business. In addition, our current or future approach to in-office and remote-work arrangements may not meet the needs or expectations of our current or prospective employees, may not be perceived as favorable as compared to the arrangements offered by competitors and may not be conducive to a collaborative working environment, which could adversely affect our ability to attract, retain and motivate employees. If we are unable to continue to attract, retain and motivate highly qualified employees, our performance, including our competitive position, could be adversely affected.

A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

We use communications and information systems to conduct our business. Our businesses are highly dependent on our ability to process large volumes of data that require global capabilities and scale from our technology platforms. If our technology or communications fail, or those of industry utilities or our service providers fail, we have in the past experienced, and could in the future experience, production and system outages or failures, or other significant operational delays. Any such outage, failure or delay could adversely affect our ability to effect transactions or service our clients, which could expose us to liability for damages, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or sanctions or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. The coronavirus pandemic has significantly increased the prevalence of remote work arrangements, and we are exposed to similar risks if the technology and communications systems our employees or employees of third parties use while working remotely fail. Security or technology disruptions, failures or delays that impact our communications or information systems could also

78 BNY Mellon

Risk Factors (continued)
adversely affect our ability to manage our exposure to risk or expand our business. These incidents are unpredictable and can arise from numerous sources, not all of which are in our control, including, among others, human error, malfeasance and other misconduct, as well as operational disruptions at third parties.

Upgrading our computer systems, software and networks subjects us to the risk of disruptions, failures or delays due to the complexity and interconnectedness of our computer systems, software and networks. The failure to properly upgrade or maintain these computer systems, software and networks could result in greater susceptibility to cyber-attacks, particularly in light of the greater frequency and severity of cyber-attacks in recent years, as well as the growing prevalence of cyber-attacks affecting third-party software and information service providers. Additionally, we and third parties have begun to incorporate cloud technologies and as our reliance on this technology grows, it may become critical to the operation of our systems and platforms. As a result, we are becoming subject to evolving risks relating to the use of cloud technologies. Although there are programs and processes to identify such risks, there can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that actions taken to mitigate their impact will be timely or adequate.

We continue to evaluate and strengthen our business continuity and operational resiliency capabilities and have increased our investments in technology to steadily enhance those capabilities, including our ability to resume and sustain our operations. There can be no guarantee, however, that a technology outage will not occur, including as a result of failures related to upgrades and maintenance, or that our business continuity and operational resiliency capabilities will enable us to maintain our operations and appropriately respond to events. For a discussion of operational risk, see “Risk Management – Risk Types Overview – Operational Risk.”

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of technology risk to us, including from breakdowns, capacity constraints, attacks (including cyber-attacks targeted at third-party service providers), failures or delays of their own systems or other services that impair our ability to process transactions and communicate with customers and counterparties. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor common to our third-party service providers could impede their ability to provide products or services to us. This risk may be intensified to the extent that there is concentration in a single unique product or service provided by a single vendor. We may not be able to effectively monitor or mitigate operational risks relating to the use of common vendors by third-party service providers, which could result in potential liability to clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. The technology used could become increasingly complex and rely on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to conduct adequate review and consideration of critical business changes prior to and during introduction and deployment of key technological systems or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

As a result of financial entities, central agents, clearing agents and houses, exchanges and technology systems across the globe becoming more interdependent and complex, a technology failure that significantly degrades, deletes or compromises the systems or data of one or more financial entities or suppliers could have a material impact on counterparties or other market participants, including
BNY Mellon 79

Risk Factors (continued)
us. A disruptive event or, failure or delay experienced by one institution could disrupt the functioning of the overall financial system.

A cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses.

We have been, and we expect to continue to be, the target of attempted cyber-attacks, computer viruses or other malicious software, denial of service efforts, phishing attacks and other information security threats, including unauthorized access attempts and cyber-attacks targeted at third-party service providers. The continued reliance on remote working arrangements, as well as our employees’ corresponding usage of mobile and cloud technologies, subjects us to a number of cyber risks, including attempted cyber-attacks targeting such remote working, mobile and cloud technologies. Although we deploy a broad range of sophisticated defenses, we could suffer a material adverse impact or disruption as a result of a cybersecurity incident.

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

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, it is possible that we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, especially because the techniques used change frequently or are not recognized until after they are launched. Moreover, attacks can originate from a wide variety of sources, including malicious actors who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, or from cross-contamination of legitimate parties (including vendors, clients, financial market utilities, and other financial institutions). Risks relating to attacks on our vendors have been rising as such attacks become increasingly frequent and severe.

The failure to maintain an adequate technology infrastructure and applications with effective cybersecurity controls relative to the type, size and complexity of operations, markets and products traded, access to trading venues and our market interconnectedness could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cybersecurity threats. Despite our capabilities for identifying and attempting to mitigate the impact of cyber-attacks, a successful cyber-attack could occur and persist for an extended period of time before being detected. In addition, because any investigation of a cybersecurity incident would be inherently unpredictable, the extent of a particular cybersecurity incident and the path of investigating the incident may not be immediately clear. It may take a significant amount of time before such an investigation can be completed and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the extent of the harm or how best to remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, clients regulators, and other stakeholders may not be sufficiently timely or accurate, any or all of which could further increase the costs and consequences of a cybersecurity incident.

80 BNY Mellon

Risk Factors (continued)
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

We are also subject to laws and regulations relating to the protection and privacy of the information of clients, employees and others, and any failure to comply with these laws and regulations could expose us to liability, increased regulatory oversight and/or reputational damage.

We are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have compelled, and in the future may compel, us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations.

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

The monetary, tax and other policies of various governments, agencies and regulatory authorities both in the U.S. and globally have a significant impact on interest rates, currencies, commodity pricing (including oil), the imposition of tariffs or other limitations on international trade and travel, and overall financial market performance, which can impact our business and results of operations. Changes in these policies are beyond our control and can be difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations. Legal or regulatory changes affecting access to financial markets can also adversely affect us. For example, under the Holding Foreign Companies Accountable Act, the SEC must prohibit trading in the securities of companies identified by the SEC for three consecutive years as having retained an auditor located in a foreign jurisdiction that the Public Company Accounting Oversight Board (“PCAOB”) has determined it is unable to inspect or investigate completely. In December 2021, the PCAOB made such determinations with respect to

BNY Mellon 81

Risk Factors (continued)
mainland China and Hong Kong. As a result of this legislation, companies located in mainland China, Hong Kong or potentially other jurisdictions may decide, or eventually be required, to delist or otherwise remove their securities from U.S. financial markets, which would adversely affect our businesses, particularly our Issuer Services line of business.

The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect investors in our securities. Regulatory and supervisory standards and expectations across jurisdictions may be divergent and otherwise may not conform and/or may be applied in a manner that is not harmonized within a jurisdiction (in relation to national versus non-national financial services providers) and/or across jurisdictions. Additionally, banking regulators have wide supervisory discretion in the ongoing examination and enforcement of applicable banking statutes, regulations, and guidelines, and may restrict our ability to engage in certain activities or acquisitions or may require us to limit our capital distributions, maintain more capital or hold more highly liquid assets.

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

The LCR and NSFR require us to maintain significant holdings of high-quality and generally lower-yielding liquid assets. In calculating the LCR and NSFR, we must also determine which deposits should be considered stable deposits. Stable deposits must meet a series of requirements and typically receive favorable treatment under the LCR and NSFR. BNY Mellon uses qualitative and quantitative analysis to identify core stable deposits. It is possible that our LCR and NSFR could fall below applicable regulatory requirements as a consequence of the inherent uncertainties associated with this analysis (including as a result of regulatory changes or additional guidance from our regulators). In addition to facing potential regulatory consequences (which could be significant), we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could materially negatively impact our net interest revenue. In addition, the NSFR could require BNY Mellon to adjust the composition of its liabilities structure to include more longer-dated debt, which would adversely affect net interest revenue and margin.

We develop and submit plans for our rapid and orderly resolution in the event of material financial distress or failure to the Federal Reserve and the FDIC. If the agencies determine that our future submissions are not credible or would not facilitate an orderly resolution under the U.S. Bankruptcy Code, and we fail to address any such deficiencies in a timely manner, we may be subject to more stringent capital or liquidity requirements or restrictions on our growth, activities or operations, or may be required to divest assets or operations, which could adversely affect our business, financial condition and results of operations.

Our global activities are also subject to extensive regulation by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies in the jurisdictions in which we operate, relating to, among other things, the safeguarding, administration and management of client assets and client funds, regulation of markets, recovery and resolution planning and payments and financial market infrastructure.

Various laws, regulations, rules and directives effective in the jurisdictions in which we operate have an impact on our provision of many products and services. Implementation of, and revisions to, these laws, regulations, rules and directives have affected our operations and risk profile. For example, the key regulatory frameworks impacting our operations in the EU and UK continue to diverge in a number of respects. Further divergence in the nature and scope of these regulations could have an adverse impact on our results of operations and business prospects.

In addition, we are subject in our global operations to rules and regulations relating to corrupt and illegal payments and money laundering, economic sanctions and embargo programs administered by the U.S. Office of Foreign Assets Control and similar bodies and governmental agencies worldwide, and laws

82 BNY Mellon

Risk Factors (continued)
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

As a result of the recent implementation of data protection-related laws and regulations, including the EU GDPR, the California Consumer Privacy Act of 2018 and the New York Department of Financial Services’ cybersecurity regulation, we need to allocate additional time and resources to comply with such laws and regulations, and our potential liability for non-compliance and reporting obligations in the case of data breaches has significantly increased. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations may require us to change our policies, procedures and technology for information security and segregation of data, which could, among other things, make us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

Failure to comply with laws, regulations or policies, or meet supervisory expectations, applicable to us and our businesses could result in civil or criminal sanctions or enforcement proceedings by regulatory or governmental authorities, money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. If violations of legal or regulatory requirements do occur, they could damage our reputation, increase our legal and compliance costs, and ultimately adversely impact our results of operations. Laws, regulations or policies currently affecting us and our subsidiaries, supervisory expectations, or regulatory and governmental authorities’ interpretation of statutes and regulations may change at any time, which may adversely impact our business and results of operations.

See “Supervision and Regulation” for additional information regarding the potential impact of the regulatory environment on our business.

Regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties, tax authorities and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice (the “DOJ”) and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We may become subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. Regulators and other governmental authorities may also be more likely to pursue enforcement actions, or seek admissions of wrongdoing or guilty pleas, in connection with the resolution of an inquiry or investigation to the extent a firm has previously been subject to other governmental investigations or enforcement actions. The current trend of large settlements by financial institutions with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. Separately, policymakers globally continue to focus on protection of client assets, as well as tax avoidance and evasion.

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

BNY Mellon 83

Risk Factors (continued)
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

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, reputation, results of operations and financial condition. Moreover, if we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. In addition, there are risks that individuals, either employees or contractors, may circumvent established control mechanisms in order to, for example, exceed exposure, liquidity, trading or investment management limitations, or commit fraud.

Market Risk

We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing in market activity, weak financial markets,

84 BNY Mellon

Risk Factors (continued)
underperformance and/or negative trends in savings rates or in investment preferences.

Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. In 2021, 81% of our total revenue was fee-based. Our fee-based businesses include investment and wealth management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

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

If our Investment and Wealth Management businesses experience poor investment returns due to weak market conditions or underperformance (relative to competitors or benchmarks), the market values of the portfolios that we manage will be lower (on a relative basis) and our ability to retain existing assets and/or attract new client assets may be impacted. Market and regulatory trends have also resulted in increased demand for lower fee investment and wealth management products and services, and lower performance-fee structures, both of which have impacted and may continue to impact our fee revenue. Some of these dynamics have also negatively impacted fees in our Market and Wealth Services and Securities Services businesses and any of these dynamics may also occur in the future. Significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities we lend and therefore would also have an adverse effect on our results of operations. Our business generally benefits when individuals invest their savings in mutual funds and other collective funds, unit investment trusts or exchange-traded funds, or contribute more to defined contribution plans.

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

As a financial institution, our Investment Management, Wealth Management, Pershing, Depositary Receipts and Markets, including Securities Lending, businesses are particularly sensitive to economic and market conditions, including in the capital and credit markets. When these markets are volatile or disruptive, we could experience a decline in our marked-to-market assets, including in our securities portfolio and seed capital, as well as a market value reduction in the portfolios that we manage that generate investment and wealth management fees. Our results of operations, including investment and wealth management fees, may be materially affected by conditions in the financial markets and the economy generally, both in the U.S. and elsewhere around the world.

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

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, market and political instabilities, volatile debt and equity market values, inflation and expectations relating to inflation trends, the strength of the U.S. dollar, the

BNY Mellon 85

Risk Factors (continued)
imposition of tariffs or other limitations on international trade or travel, high unemployment and governmental budget deficits (including, in the U.S., at the federal, state and municipal levels), and contagion risk from possible default by other countries on sovereign debt, declining business and consumer confidence. Any resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations. Additionally, global economies and financial markets may be adversely affected by widespread health emergencies or pandemics, such as the coronavirus pandemic, natural disasters, climate-related incidents, acts of war or other geopolitical events (or concerns over the possibility of such events). In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:
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
•Uncertain and volatile capital markets, particularly declines in equity prices, could reduce the value of our investments in securities, including pension and other post-retirement plan assets and produce downward pressure on our stock price and credit availability without regard to our underlying financial strength.
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
•The process we use to estimate our expected credit losses is subject to uncertainty in that it requires use of statistical models and difficult, subjective and complex judgments, including forecasts of economic conditions and how these conditions might impair the ability of our borrowers and others to meet their obligations. In uncertain and volatile economic environments, our ability to estimate our estimated credit losses may be impaired, which could adversely affect our overall profitability and results of operations. For a discussion of our management of market risk, see “Risk Management – Risk Types Overview – Credit Risk.”

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

86 BNY Mellon

Risk Factors (continued)
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

The decrease in rates since early 2020 has adversely impacted, and prolonged lower rates or any future rate decreases would likely further adversely impact, our net interest revenue and results of operations due to:
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

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2021, approximately 64% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 36% of our securities portfolio at Dec. 31, 2021. Our available-for-sale securities portfolio, to the extent unhedged, may have more volatility than a portfolio comprised exclusively of U.S. Treasury securities or a more traditional loan portfolio.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 36% at Dec. 31, 2021), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. As such, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities portfolio.

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

BNY Mellon 87

Risk Factors (continued)
than expected credit losses) are not similarly included in the determination of CET1 capital. As a result, we may experience increased variability in our CET1 capital relative to those major financial institutions who maintain a lower proportion of their consolidated total assets in an available-for-sale accounting classification.

Generally, the fair value of available-for-sale securities is determined based on market prices available from third-party sources. During periods of market disruption, it may be difficult to value certain of our investment securities if trading becomes less frequent and/or market data becomes less observable. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods which are more complex. These values may not be ultimately realizable in a market transaction, and such values may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value may have a material adverse effect on our results of operations or financial condition. The estimate of expected credit losses is determined in part by management’s assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security. Management’s conclusions on such assessments are highly judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as assumptions, facts and circumstances change. On the other hand, we are limited in the actions we can take related to our held-to-maturity securities absent a significant deterioration in the issuer’s creditworthiness. Therefore, we may be constrained in our ability to liquidate a held-to-maturity security that is deteriorating in value, which would negatively impact the fair value of our securities portfolio. If our determinations change about our intention or ability to not sell available-for-sale securities that have experienced a reduction in fair value below their amortized cost, we could be required to recognize a loss in earnings for the entire difference between fair value and amortized cost.

For information regarding our investment securities portfolio, refer to “Consolidated balance sheet review – Securities.”

Transitions away from and the replacement of LIBOR and other IBORs could adversely impact our business, financial condition and results of operations.
The UK Financial Conduct Authority (the “FCA”) and the administrator for LIBOR have announced that the publication of the most commonly used U.S. dollar LIBOR settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published or to be representative as of Dec. 31, 2021. In addition, the U.S. bank regulators had also issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts by Dec. 31, 2021. As a result, financial market participants have begun to transition away from IBORs. This transition is further supported by the requirements of the EU Benchmarks Regulation, which no longer permits IBORs that rely on quotes or estimates submitted by contributing banks that are not anchored in transaction-based data.

Various regulators, industry bodies and other market participants in the U.S. and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. However, the introduction of, and adoption of, successor rates had been slow until late 2021. In the U.S., the Secured Overnight Financing Rate (“SOFR”) has been identified by the Alternate Reference Rates Committee convened by the Federal Reserve as the alternative benchmark rate to U.S. dollar LIBOR. However, there continues to be substantial uncertainty as to the ultimate effects of LIBOR transition, including with respect to the acceptance and use of SOFR or other alternative benchmark rates. The characteristics of these new rates are not identical to the benchmarks they seek to replace, will not produce the exact economic equivalent as those benchmarks, and may perform differently in a variety of market conditions compared to those benchmarks. For example, in the midst of the coronavirus pandemic, there has been more volatility in SOFR as compared to LIBOR. The SOFR markets, including the swap market, have not yet developed into robust markets, which may present continuing risks as the June 30, 2023 cessation date approaches.

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

88 BNY Mellon

Risk Factors (continued)
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

We may be adversely impacted by the changes involving LIBOR and other benchmark rates as a result of our business activities and our underlying operations. We utilize benchmark rates in a variety of agreements and instruments and are responsible for the use of benchmark rates in a variety of capacities, as well as in our operational functions. We could be subject to claims from customers, counterparties, investors or regulators alleging that, notwithstanding any uncertainty around the rate environment, we did not correctly discharge our responsibilities. We could also face claims in connection with the interpretation and implementation of fallback provisions. LIBOR transition presents various challenges related to contractual mechanics of existing floating rate financial instruments and contracts that reference LIBOR and mature after the applicable setting ceases to be published or regarded as representative. Certain of these instruments and contracts do not provide for alternative benchmark rates, which makes it unclear what the future benchmark rates would be after LIBOR’s cessation. Moreover, particular contracts may require fallback rates that are different from the most widely used alternative to LIBOR.

Fluctuations in interest rates triggered by the transition away from LIBOR and other IBORs could adversely affect the availability or cost of floating-rate funding. We could experience losses on a product or have to pay more or receive less on securities that we own or have issued. We may also not be able to successfully amend or renegotiate IBOR-based agreements and instruments, including as a result of a failure to receive the requisite consent from counterparties, which could have adverse impacts. Such impacts include, in some cases, agreements and instruments effectively bearing interest at a fixed rate (rather than a floating rate) based on the last IBOR rate that was able to be determined under the document. A variety of factors may affect the transition from existing IBOR-based rates to alternative benchmark rates, including, for example, whether transactions that serve as the basis for alternative benchmark rates and IBOR-based rates are similarly secured (or unsecured) transactions, or are of a similar tenor.

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

Credit Risk

The failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit, counterparty and concentration risk, could expose us to loss and adversely affect our business.

We have exposure to clients and counterparties in many different industries, particularly financial institutions, as a result of trading, clearing and

BNY Mellon 89

Risk Factors (continued)
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

When we provide credit to clients in connection with providing cash management, clearing, custodial and other services, we are exposed to potential loss if the client experiences credit difficulties. We are also generally not able to net exposures across affiliated clients or counterparties and may not be able to net exposures to the same legal entity across multiple products. In addition, we may incur a loss in relation to one entity or product even though our exposure to one of the entity’s affiliates is over-collateralized. Moreover, not all of our client or counterparty exposure is secured.

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

From time to time, we assume concentrated credit risk at the individual obligor, counterparty or group level, potentially exposing us to a single market or political event or a correlated set of events. For example, we may be exposed to defaults by companies located in countries with deteriorating economic conditions or by companies in certain industries. Our commercial real estate portfolio also exposes us to concentrated credit risk, including to the New York metro market. Such concentrations may be material. Our material counterparty exposures change daily, and the counterparties or groups of related counterparties to which our risk exposure is material also vary during any reported period; however, our largest exposures tend to be to other financial institutions, clearing organizations, and governmental entities, both inside and outside the U.S. Concentration of counterparty exposure presents significant risks to us and to our clients because the failure or perceived weakness of our

90 BNY Mellon

Risk Factors (continued)
counterparties (or in some cases of our clients’ counterparties) has the potential to expose us to risk of financial loss. Changes in market perception of the financial strength of particular financial institutions or sovereign issuers can occur rapidly, are often based on a variety of factors and are difficult to predict.

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

BNY Mellon 91

Risk Factors (continued)
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

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We also must manage liquidity risks on an intraday basis, in a manner designed to ensure that we can access required funds during the business day to make payments or settle immediate obligations, often in real time. We receive client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to receive those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits, and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded, interest rates rise, or we are subject to significant negative press or significant regulatory action or litigation, among other reasons. Our liquidity could also be adversely affected by customers’ withdrawal of deposits in response to volatility and disruptions in the financial market or a stress event. If we were to lose a significant amount of deposits, we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest revenue.

The degree of client demand for short-term credit tends to increase during periods of market turbulence. For example, investors in mutual funds for which we act as custodian may engage in significant redemption activity due to adverse market or economic conditions. We may then extend intraday credit to our fund clients in order to facilitate their ability to pay such redemptions. In addition, during periods of market turbulence, draws under committed revolving credit facilities that we provide to our institutional clients may increase substantially, as occurred in March 2020. Such client demand may negatively impact our leverage-based capital ratios, and in times of sustained market volatility, may result in significant leverage-based ratio declines.

In addition, our access to the debt and equity capital markets is a significant source of liquidity. Events or circumstances often outside of our control, such as market disruptions, government fiscal and monetary policies, or loss of confidence by securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact BNY Mellon’s funding availability and cost. Conversely, excess liquidity inflows could increase interest expense, limit our financial flexibility, and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

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

92 BNY Mellon

Risk Factors (continued)
If we are unable to raise funds using the methods described above, we would likely need to finance, reduce or liquidate unencumbered assets, such as our central bank deposits and bank placements, or securities in our investment portfolio to meet funding needs. We may be unable to sell some of our assets, or we may have to sell assets at a discount from market value, either of which could adversely affect our business, financial condition and results of operations. Further, our ability to sell assets may be impaired if other market participants are seeking to sell similar assets at the same time, which could occur in a liquidity or other market crisis. Additionally, if we experience cash flow mismatches, deposit run-off or market constraints resulting from our inability to convert assets to cash or access capital markets, our liquidity could be severely impacted. During periods of market uncertainty, our level of client deposits has in recent years tended to increase; however, because these deposits have high potential run-off rates, we have historically deposited these so-called excess deposits with central banks and in other highly liquid and low-yielding instruments.

If we are unable to continue to fund our assets through deposits or access capital markets on favorable terms or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and condition may be materially adversely affected. In certain cases, this could require us to raise additional capital through the issuance of preferred or common stock, which could dilute the ownership of existing stockholders, and/or reduce common stock repurchases or our common stock dividend to preserve capital. For a further discussion of our liquidity, see “Liquidity and dividends.”

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, BNY Mellon and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities, and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY
Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed,” if unremedied over a period, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

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

Finally, our regulatory capital ratios, liquidity metrics, and related components are based on our current interpretation, expectations, and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our

BNY Mellon 93

Risk Factors (continued)
models, and further implementation guidance. Any modifications resulting from these ongoing reviews or the continued implementation of the U.S. capital rules, the LCR, the NSFR, the resolution planning process, and related amendments could result in changes in our risk-weighted assets, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact these ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational risk-weighted assets could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements, and regulatory standards.

The Parent is a non-operating holding company and, as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders.

The Parent is a non-operating holding company, whose principal assets and sources of income are its principal U.S. bank subsidiaries—The Bank of New York Mellon and BNY Mellon, N.A.—and its other subsidiaries, including Pershing and the IHC. The Parent is a legal entity separate and distinct from its banks, the IHC and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions, and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors.

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

94 BNY Mellon

Risk Factors (continued)
and may be limited by U.S. banking laws and regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock.

Holders of our common and preferred stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to declare dividends or repurchase our common stock, may be subject to limitations in connection with the CCAR process and the buffers under the Federal Reserve’s capital and TLAC rules. Through the CCAR process, we may be required to resubmit our capital plan in the event of a deterioration in the general financial markets or economy or changes in our risk profile (including a material change in business strategy or risk exposure), financial condition or corporate structure. For example, in connection with the coronavirus pandemic of 2020, the Federal Reserve required all banking institutions subject to CCAR, including us, to resubmit their capital plans based on updated supervisory scenarios released by the Federal Reserve, and imposed temporary limitations on capital distributions and share repurchases by such banking institutions. The Federal Reserve is also able, outside the CCAR process, to restrict our ability to make capital distributions and subject us to other supervisory or enforcement actions.

A Federal Reserve determination that our capital planning processes were weak or otherwise fail to meet supervisory expectations could have a variety of adverse consequences, including, without limitation, ratings downgrades, ongoing heightened supervisory scrutiny, expenses associated with remediation activities, and potentially an enforcement action.

A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock, impact our return on equity and market perceptions of BNY Mellon.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full dividends for the then-current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of our Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of our Series D, Series F, Series G, Series H or Series I preferred stock.

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

Our debt and preferred stock and the debt and deposits of our principal bank subsidiaries, The Bank of New York Mellon and BNY Mellon, N.A., are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, performance, prospects and operations, as well as factors not entirely within our control, including conditions affecting the financial services industry generally and the U.S. government. Rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their

BNY Mellon 95

Risk Factors (continued)
discretion, altered these models. Changes to rating agency models, general economic conditions, regulatory developments or other circumstances outside our control could negatively impact a rating agency’s judgment of the rating or outlook it assigns to us or our rated subsidiaries. As a result, we or our rated subsidiaries may not be able to maintain our respective credit ratings or outlook on our securities.

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries, which can occur at any time without notice, could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and on certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us or our rated subsidiaries to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels, which could impair our liquidity. If a rating agency downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive, possibly significantly. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. A material reduction in our credit ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

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

In 2017, in connection with our single point of entry resolution strategy under Title I of the Dodd-Frank Act, the Parent entered into a binding support agreement with certain key subsidiaries to facilitate the provision of capital and liquidity resources to them in the event of material financial distress or failure. The support agreement requires the Parent to transfer cash and other liquid financial assets to the IHC on an ongoing basis, subject to certain amounts retained by the Parent to meet its near-term cash needs, in exchange for unsecured subordinated funding notes issued by the IHC as well as a committed line of credit to the Parent to service its near-term obligations. The Parent’s and the IHC’s obligations under the support agreement are secured.

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

96 BNY Mellon

Risk Factors (continued)
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

Strategic Risk

New lines of business, new products and services or transformational or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could affect our results of operations.

From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken transformational or strategic projects. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services and executing on our transformational and strategic initiatives. For example, we have devoted considerable resources to developing new technology solutions for our clients, including our initiatives related to real-time electronic payments and global collateral management. If these technology solutions are not successful, it could adversely impact our reputation, business and results of operations. In 2021, we also announced a strategic initiative to develop a multi-asset digital custody and administration platform for traditional and digital assets, including cryptocurrencies. Developing and providing new products and services, including those relating to digital assets, increases our operational risk exposures. These risks are often heightened in connection with new asset classes. Compared with traditional assets or more mature products and services, some digital assets related products or services may introduce incremental or unique risks, particularly around cyber security exposures, third party dependencies, and in the short term, regulatory risks.

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

Significant effort and resources are necessary to manage and oversee the successful completion of transformational or strategic project initiatives. These initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, as well as increase operational risk as we develop and implement related controls and procedures and employees learn to process transactions and operate under new systems, controls and procedures. The failure to properly execute on these transformational or strategic initiatives could adversely impact our business, reputation and results of operations.

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

BNY Mellon 97

Risk Factors (continued)
The businesses in which we operate are intensely competitive around the world. Larger and more geographically diverse companies, and financial technology firms that invest substantial resources in developing and designing new technology and that are not subject to the same level of regulation, may be able to offer financial products and services at more competitive prices than we are able to offer. Pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services at a lower price, may result in a reduction in the price we can charge for our products and services, which could, and in some cases has, negatively affected our ability to maintain or increase our profitability.

In addition, technological advances have made it possible for other types of non-depository institutions, such as financial technology firms, outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business, including with respect to our clearing, settlement, payments and trading activities. In the future, financial technology firms may be able to provide traditional banking products and services by obtaining a bank-like charter, such as the OCC’s fintech charter, or offer cryptocurrencies.

Moreover, new or disruptive technologies may quickly impact markets, and the manner in which our clients interact and transact within markets. For example, the emergency, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in robotic process automation, could significantly affect the competition for payments processing and other financial services. Our failure to either anticipate, or participate in, the transformational change within a given market or adapt these technologies as successfully as our peers, could make us less competitive and result in potential negative financial impact. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

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

98 BNY Mellon

Risk Factors (continued)
acquisition exceeds the fair value of assets acquired less the liabilities we assume, then we may need to recognize goodwill on our consolidated balance sheet. Goodwill is an intangible asset that is not eligible for inclusion in regulatory capital under applicable requirements. Further, if the value of the acquisition declines, we may be required to record an impairment charge.

Each disposition also poses challenges, including separating the disposed businesses, products and systems in a way that is cost-effective and is not disruptive to us or our customers. In addition, the inherent uncertainty involved in the process of evaluating, negotiating or executing a potential sale of one of our companies or businesses may cause the loss of key clients, employees and business partners, which could have an adverse impact on our business, financial condition and results of operations.

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

Additional Risks

The coronavirus pandemic is adversely affecting us and creates significant risks and uncertainties for our business, and the ultimate impact of the pandemic on us will depend on future developments, which are highly uncertain and cannot be predicted.

The coronavirus pandemic has negatively affected the global economy, decreased liquidity in fixed income markets, created significant volatility and disruption in financial and equity markets, disrupted global supply chains, which has adversely affected many businesses and inflation trends in many economies, increased unemployment levels and disrupted businesses in many industries. This has resulted in increased demand on our transaction processing and clearance capabilities in many of our Market and Wealth Services and Securities Services businesses, as well as volatility in the levels and mix of the assets under management of our Investment and Wealth Management business. Moreover, governmental actions in response to the pandemic have meaningfully influenced the interest rate environment, which has reduced our net interest margin and net interest revenue as compared to pre-pandemic periods. As a result of the low interest rate environment, we have granted and expect to continue to grant money market fee waivers. If short-term interest rates increase, our ability to recover money market fee waivers may be negatively impacted by the extent of the change in the interest rate environment, changing market dynamics and other factors beyond our control. The effects of the pandemic have also resulted, and could continue to result, in more volatile provisions for credit losses. The continuing effects of the pandemic, including as a result of the uncertain impacts of new coronavirus variants, could also result in increased credit losses and charge-offs, particularly if our credit exposures increase and as more clients and customers experience credit deterioration, as well as increased risk of other asset write-downs and impairments, including, but not limited to, equity investments, goodwill and intangibles. Any of these events could potentially result in a material adverse impact on our business, financial condition and results of operations.

In addition, reliance on work-from-home capabilities by us, our clients and other industry participants, as well as the potential inability to maintain critical staff in operational facilities due to stay-at-home orders or operational precautions across jurisdictions, illness and quarantines present heightened cybersecurity, information security and operational risks. Any disruption to our ability to deliver services to our clients and customers could result in lower revenues or lost business, as well as potential liability to our clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

The pandemic has resulted in increased volatility in risk-weighted assets, as we experience elevated deposit levels and balance sheet growth. Our response to the pandemic, as well as the Federal Reserve’s capital planning requirements applicable to us and other CCAR firms, have in the past limited and may in the future limit our capital distributions.

BNY Mellon 99

Risk Factors (continued)
The extent to which the pandemic impacts our business, financial condition, results of operations and liquidity, as well as our regulatory capital, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic, the emergence of new variants of the coronavirus, the timing and availability of effective medical treatments and vaccines, the effectiveness of our work-from-home arrangements, actions taken by governmental authorities and other third parties in response to the pandemic, as well as the direct and indirect impact on us, our clients and customers, and third parties. As the pandemic adversely affects the U.S. or the global economy, or our business, financial condition, liquidity or results of operations, it may also have the effect of heightening many of the other risks described herein.

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal and regulatory risk in the ordinary course of our business. Harm to our reputation can result from numerous sources, including adverse publicity or negative information, whether or not true, arising from events occurring at BNY Mellon, other financial institutions or in the financial markets, perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality, or a failure to appropriately describe our products and services, social and environmental activism related to how we address social and sustainability concerns in our business activities or in our relationships with clients in sensitive industries, the purported actions of our employees or the use of social media by our employees, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. For example, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY Mellon and our cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Our reputation may be significantly damaged by adverse publicity or negative information regarding BNY Mellon, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other internet forums. The speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

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

Climate change represents a key risk driver that may have significant impacts on the global economy, the finance sector and the diverse network of our stakeholders over the short, medium and long term. Such concerns have led and will continue to lead to governmental efforts around the world to mitigate the impacts of climate change. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers’ and businesses’ behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements relating to climate change, such as requirements relating to operational resiliency

100 BNY Mellon

Risk Factors (continued)
or stress testing for various climate stress scenarios. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements. In connection with the transition to a low carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. In addition, our reputation may be damaged as a result of our involvement, or our clients’ involvement, in certain industries or projects associated with climate change and we could face pressure from individuals or groups to cease doing business in such industries or projects. Our business, reputation and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

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

Catastrophic events, including those caused by climate change, could also negatively impact the purchase of our products and services if those events result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity, or in financial market settlement functions, which could negatively impact our business and results of operations. In addition, such catastrophic events may lead, and in some cases have led, to higher market volatility, as well as an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of non-performing assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations. Furthermore, we invest in renewable energy projects, which have been and may in the future be adversely affected by extreme weather events, natural disasters and other catastrophic events.

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business. Future tax laws or the expiration of or changes in existing tax laws, or the interpretation of those laws worldwide, could also have a material impact on our

BNY Mellon 101

Risk Factors (continued)
business or net income. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings. In addition, upon any change in tax law, we must recognize the effect of the change on our deferred tax assets and liabilities. An increase in the U.S. tax rate would likely result in an increase in our net deferred tax liabilities and a reduction in our net income in the period of enactment of the change. In addition, changes in tax rates or tax law could also impact the method and amount of capital that we return to shareholders. See Note 12 of the Notes to Consolidated Financial Statements for further information.

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

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions and use judgments about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for credit losses, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in future impairments of goodwill and intangible assets and establishment of allowances for credit losses as well as litigation and regulatory contingencies. In performing our annual goodwill test, we may use an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach are based on management’s projections. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. Factors that may significantly affect the cash flow estimates include, among others, market values of assets we manage, customer behaviors and attrition, changes in revenue growth trends, certain money market fee waiver practices, cost structures and technology, regulatory and legislative changes, specific industry or market sector conditions, competition and changes in interest rates. In the future, small changes in the assumptions, such as changes in the cash flow estimates, discount rate or long-term growth rate, or a prolonged macroeconomic downturn may produce a material non-cash goodwill impairment. If actual or subsequent events occur that are materially different than the assumptions, judgments and estimates we used, our reported financial condition, results of operation and cash flows may be materially negatively impacted.

102 BNY Mellon

Supplemental Information (unaudited)
Explanation of GAAP and Non-GAAP financial measures

BNY Mellon has included in this Annual Report certain Non-GAAP financial measures on a tangible basis as a supplement to GAAP information, which exclude goodwill and intangible assets, net of deferred tax liabilities. We believe that the return on tangible common equity – Non-GAAP is additional useful information for investors because it presents a measure of those assets that can generate income, and the tangible book value per common share – Non-GAAP is additional useful information because it presents the level of tangible assets in relation to shares of common stock outstanding.

BNY Mellon has presented the measure of fee revenue, excluding money market fee waivers – Non-GAAP. We believe that this measure is useful information for investors for evaluating the impact of current interest rates and market conditions on fee revenue growth rates and the performance of our business.

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

BNY Mellon has also included the adjusted pre-tax operating margin – Non-GAAP, which is the pre-tax operating margin for the Investment and Wealth Management business segment, net of distribution and servicing expense that was passed to third parties who distribute or service our managed funds. We believe that this measure is useful when evaluating the performance of the Investment and Wealth Management business segment relative to industry competitors.

The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2021	2020	2019
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$3,552	$3,423	$4,272
Add: Amortization of intangible assets	82	104	117
Less: Tax impact of amortization of intangible assets	20	25	28
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$3,614	$3,502	$4,361

Average common shareholders’ equity	$39,695	$39,200	$37,505
Less: Average goodwill	17,492	17,331	17,329
Average intangible assets	2,979	3,051	3,162
Add: Deferred tax liability – tax deductible goodwill	1,178	1,144	1,098
Deferred tax liability – intangible assets	676	667	670
Average tangible common shareholders’ equity – Non-GAAP	$21,078	$20,629	$18,782

Return on common shareholders’ equity – GAAP	8.9%	8.7%	11.4%
Return on tangible common shareholders’ equity – Non-GAAP	17.1%	17.0%	23.2%

BNY Mellon 103

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2021	2020	2019
BNY Mellon shareholders’ equity at year end – GAAP	$43,034	$45,801	$41,483
Less: Preferred stock	4,838	4,541	3,542
BNY Mellon common shareholders’ equity at year end – GAAP	38,196	41,260	37,941
Less: Goodwill	17,512	17,496	17,386
Intangible assets	2,991	3,012	3,107
Add: Deferred tax liability – tax deductible goodwill	1,178	1,144	1,098
Deferred tax liability – intangible assets	676	667	670
BNY Mellon tangible common shareholders’ equity at year end – Non-GAAP	$19,547	$22,563	$19,216

Year-end common shares outstanding (in thousands)	804,145	886,764	900,683

Book value per common share – GAAP	$47.50	$46.53	$42.12
Tangible book value per common share – Non-GAAP	$24.31	$25.44	$21.33

The following table presents the impact of money market fee waivers on our consolidated fee revenue.

Fee revenue reconciliation			2021 vs.
(dollars in millions)	2021	2020	2020
Fee revenue	$12,977	$12,515	4%
Less: Money market fee waivers	(1,027)	(368)
Fee revenue, excluding money market fee waivers – Non-GAAP	$14,004	$12,883	9%

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2021 vs.
(dollars in millions)	2021	2020	2020
Investment management and performance fees – GAAP	$3,588	$3,367	7%
Impact of changes in foreign currency exchange rates	—	70
Adjusted investment management and performance fees – Non-GAAP	$3,588	$3,437	4%

The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment and Wealth Management business segment.

Constant currency reconciliation – Investment and Wealth Management business segment			2021 vs.
(dollars in millions)	2021	2020	2020
Investment management and performance fees – GAAP	$3,590	$3,368	7%
Impact of changes in foreign currency exchange rates	—	70
Adjusted investment management and performance fees – Non-GAAP	$3,590	$3,438	4%

104 BNY Mellon

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of the pre-tax operating margin for the Investment and Wealth Management business segment.

Pre-tax operating margin reconciliation – Investment and Wealth Management business segment
(dollars in millions)	2021	2020	2019
Income before income taxes – GAAP	$1,230	$971	$1,061

Total revenue – GAAP	$4,042	$3,692	$3,707
Less: Distribution and servicing expense	300	338	376
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$3,742	$3,354	$3,331

Pre-tax operating margin – GAAP (a)	30%	26%	29%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (a)	33%	29%	32%
(a)    Income before taxes divided by total revenue.

BNY Mellon 105

Supplemental Information (unaudited) (continued)
Rate/volume analysis

Rate/volume analysis (a)	2021 over (under) 2020			2020 over (under) 2019
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate		Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$5	$(66)	$(61)	$260	$(572)		$(312)
Foreign offices	(29)	(37)	(66)	2	(88)		(86)
Total interest-bearing deposits with the Federal Reserve and other central banks	(24)	(103)	(127)	262	(660)		(398)
Interest-bearing deposits with banks (primarily foreign banks)	10	(96)	(86)	65	(196)		(131)
Federal funds sold and securities purchased under resale agreements	(37)	(388)	(425)	(302)	(1,307)		(1,609)
Loans:
Domestic offices	205	(255)	(50)	123	(640)		(517)
Foreign offices	(76)	(58)	(134)	6	(136)		(130)
Total loans	129	(313)	(184)	129	(776)		(647)
Securities:
U.S. government obligations	64	(81)	(17)	117	(248)	(b)	(131)	(b)
U.S. government agency obligations	(49)	(294)	(343)	202	(537)	(b)	(335)	(b)
State and political subdivisions (c)	26	(8)	18	(4)	(6)	(b)	(10)	(b)
Other securities:
Domestic offices (c)	55	(22)	33	112	(195)	(b)	(83)	(b)
Foreign offices	6	(95)	(89)	73	(109)		(36)
Total other securities (c)	61	(117)	(56)	185	(304)	(b)	(119)	(b)
Total investment securities (c)	102	(500)	(398)	500	(1,095)		(595)
Trading securities (primarily domestic) (c)	(5)	(35)	(40)	29	(92)		(63)
Total securities (c)	97	(535)	(438)	529	(1,187)		(658)
Total interest revenue (c)	$175	$(1,435)	$(1,260)	$683	$(4,126)		$(3,443)
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$26	$(229)	$(203)	$250	$(1,032)		$(782)
Foreign offices	(1)	(132)	(133)	81	(732)		(651)
Total interest-bearing deposits	25	(361)	(336)	331	(1,764)		(1,433)
Federal funds purchased and securities sold under repurchase agreements	(21)	(266)	(287)	234	(1,388)		(1,154)
Trading liabilities	2	(9)	(7)	11	(31)		(20)
Other borrowed funds:
Domestic offices	(16)	6	(10)	(22)	(22)		(44)
Foreign offices	—	2	2	—	1		1
Total other borrowed funds	(16)	8	(8)	(22)	(21)		(43)
Commercial paper	(4)	(3)	(7)	(21)	(27)		(48)
Payables to customers and broker-dealers	(1)	(29)	(30)	30	(240)		(210)
Long-term debt	(24)	(206)	(230)	(39)	(281)		(320)
Total interest expense	$(39)	$(866)	$(905)	$524	$(3,752)		$(3,228)
Changes in net interest revenue (c)	$214	$(569)	$(355)	$159	$(374)		$(215)
(a)    Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.
(b)    In 2021, we reclassified the impact of hedging within the categories comprising total investment securities to align the impact of hedging with the securities being hedged and reclassified prior periods to be comparable. The change reduced the income and average rates previously reported for U.S. government obligations and U.S. government agency obligations and increased the income and average rates for Other securities in domestic offices.
(c)    Presented on an FTE basis.

106 BNY Mellon

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

Actual results may differ materially from those expressed or implied as a result of a number of factors, including those discussed in “Risk Factors,” such as:
•errors or delays in our operational and transaction processing, or those of third parties, may materially adversely affect our business, financial condition, results of operations and reputation;
•our risk management framework, models and processes may not be effective in identifying or mitigating risk and reducing the potential for losses;
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
•a cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses;
•we are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have compelled, and in the future may compel, us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations;
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

BNY Mellon 107

Forward-looking Statements (continued)

•transitions away from and the replacement of LIBOR and other IBORs could adversely impact our business, financial condition and results of operations;
•the failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit, counterparty and concentration risk, could expose us to loss and adversely affect our business;
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
•the Parent is a non-operating holding company and, as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases and payment of dividends to its stockholders;
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
•new lines of business, new products and services or transformational or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could affect our results of operations;
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

Investors should consider all risk factors discussed in the 2021 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other website referenced herein are not part of this report.

108 BNY Mellon

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

Depositary receipt – A negotiable security that generally represents a non-U.S. company’s publicly traded equity.

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

BNY Mellon 109

Report of Management on Internal Control Over Financial Reporting
Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2021, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2021 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report begins on page 111.

110 BNY Mellon

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY Mellon) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY Mellon as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

BNY Mellon 111

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 25, 2022

112 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2021	2020	2019
Fee and other revenue
Investment services fees	$8,284	$8,047	$7,900
Investment management and performance fees	3,588	3,367	3,389
Foreign exchange revenue (a)	799	774	564
Financing-related fees	194	212	196
Distribution and servicing fees	112	115	129
Total fee revenue (a)	12,977	12,515	12,178
Investment and other revenue (a)	336	316	1,096
Total fee and other revenue	13,313	12,831	13,274
Net interest revenue
Interest revenue	2,845	4,109	7,548
Interest expense	227	1,132	4,360
Net interest revenue	2,618	2,977	3,188
Total revenue	15,931	15,808	16,462
Provision for credit losses	(231)	336	(25)
Noninterest expense
Staff	6,337	5,966	6,063
Software and equipment	1,478	1,370	1,222
Professional, legal and other purchased services	1,459	1,403	1,345
Sub-custodian and clearing	505	460	450
Net occupancy	498	581	564
Distribution and servicing	298	336	374
Bank assessment charges	133	124	125
Business development	107	105	213
Amortization of intangible assets	82	104	117
Other	617	555	427
Total noninterest expense	11,514	11,004	10,900
Income
Income before income taxes	4,648	4,468	5,587
Provision for income taxes	877	842	1,120
Net income	3,771	3,626	4,467
Net (income) attributable to noncontrolling interests related to consolidated investment management funds	(12)	(9)	(26)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,759	3,617	4,441
Preferred stock dividends	(207)	(194)	(169)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,552	$3,423	$4,272
(a)    In 2021, we reclassified certain items within total revenue on the consolidated income statement and reclassified prior periods to be comparable with the current period presentation. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

BNY Mellon 113

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2021	2020	2019
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,552	$3,423	$4,272
Less: Earnings allocated to participating securities	2	6	18
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$3,550	$3,417	$4,254

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2021	2020	2019
Basic	851,905	890,839	939,623
Common stock equivalents	4,900	2,425	5,087
Less: Participating securities	(446)	(750)	(1,601)
Diluted	856,359	892,514	943,109

Anti-dilutive securities (a)	642	4,968	4,014
(a)    Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2021	2020	2019
Basic	$4.17	$3.84	$4.53
Diluted	$4.14	$3.83	$4.51

See accompanying Notes to Consolidated Financial Statements.

114 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2021	2020	2019
Net income	$3,771	$3,626	$4,467
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(376)	508	151
Unrealized (loss) gain on assets available-for-sale:
Unrealized (loss) gain arising during the period	(1,147)	1,202	512
Reclassification adjustment	(4)	(25)	14
Total unrealized (loss) gain on assets available-for-sale	(1,151)	1,177	526
Defined benefit plans:
Prior service cost arising during the period	—	—	(1)
Net gain (loss) arising during the period	219	(107)	(87)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	88	77	34
Total defined benefit plans	307	(30)	(54)
Net unrealized (loss) gain on cash flow hedges	(6)	5	3
Total other comprehensive (loss) income, net of tax (a)	(1,226)	1,660	626
Total comprehensive income	2,545	5,286	5,093
Net (income) attributable to noncontrolling interests	(12)	(9)	(26)
Other comprehensive (income) attributable to noncontrolling interests	(2)	(2)	(3)
Comprehensive income applicable to shareholders of The Bank of New York Mellon Corporation	$2,531	$5,275	$5,064
(a)    Other comprehensive (loss) income attributable to The Bank of New York Mellon Corporation shareholders was $(1,228) million for the year ended Dec. 31, 2021, $1,658 million for the year ended Dec. 31, 2020 and $623 million for the year ended Dec. 31, 2019.

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 115

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2021	2020
Assets
Cash and due from banks, net of allowance for credit losses of $3 and $4	$6,061	$6,252
Interest-bearing deposits with the Federal Reserve and other central banks	102,467	141,775
Interest-bearing deposits with banks, net of allowance for credit losses of $2 and $3 (includes restricted of $3,822 and $3,167)	16,630	17,300
Federal funds sold and securities purchased under resale agreements	29,607	30,907
Securities:
Held-to-maturity, at amortized cost, net of allowance for credit losses of less than $1 and less than $1 (fair value of $56,775 and $49,224)	56,866	47,946
Available-for-sale, at fair value (amortized cost of $100,774 and $105,141, net of allowance for credit losses of $10 and $11)	101,839	108,495
Total securities	158,705	156,441
Trading assets	16,577	15,272
Loans	67,787	56,469
Allowance for credit losses	(196)	(358)
Net loans	67,591	56,111
Premises and equipment	3,431	3,602
Accrued interest receivable	457	510
Goodwill	17,512	17,496
Intangible assets	2,991	3,012
Other assets, net of allowance for credit losses on accounts receivable of $4 and $4 (includes $1,187 and $1,009, at fair value) (a)	22,409	20,955
Total assets	$444,438	$469,633
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$93,695	$83,854
Interest-bearing deposits in U.S. offices	120,903	133,479
Interest-bearing deposits in non-U.S. offices	105,096	124,212
Total deposits	319,694	341,545
Federal funds purchased and securities sold under repurchase agreements	11,566	11,305
Trading liabilities	5,469	6,031
Payables to customers and broker-dealers	25,150	25,085
Commercial paper	—	—
Other borrowed funds	749	350
Accrued taxes and other expenses	5,767	5,696
Other liabilities (including allowance for credit losses on lending-related commitments of $45 and $121, also includes $496 and $1,110, at fair value) (a)	6,721	7,517
Long-term debt (includes $— and $400, at fair value)	25,931	25,984
Total liabilities	401,047	423,513
Temporary equity
Redeemable noncontrolling interests	161	176
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 48,826 and 45,826 shares	4,838	4,541
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,389,397,912 and 1,382,306,327 shares	14	14
Additional paid-in capital	28,128	27,823
Retained earnings	36,667	34,241
Accumulated other comprehensive loss, net of tax	(2,213)	(985)
Less: Treasury stock of 585,252,546 and 495,542,796 common shares, at cost	(24,400)	(19,833)
Total The Bank of New York Mellon Corporation shareholders’ equity	43,034	45,801
Nonredeemable noncontrolling interests of consolidated investment management funds	196	143
Total permanent equity	43,230	45,944
Total liabilities, temporary equity and permanent equity	$444,438	$469,633
(a)    In 2021, we reclassified the assets and liabilities of consolidated investment management funds, at fair value, to other assets and other liabilities, respectively. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

116 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2021	2020	2019
Operating activities
Net income	$3,771	$3,626	$4,467
Net (income) attributable to noncontrolling interests	(12)	(9)	(26)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,759	3,617	4,441
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses (a)	(231)	336	(25)
Pension plan contributions	(6)	(25)	(45)
Depreciation and amortization	1,867	1,630	1,315
Deferred tax (benefit)	257	(193)	(69)
Net securities (gains) losses	(5)	(33)	18
Change in trading assets and liabilities	(1,898)	(496)	(5,167)
Change in accruals and other, net	(905)	202	(372)
Net cash provided by operating activities	2,838	5,038	96
Investing activities
Change in interest-bearing deposits with banks	1,225	(1,393)	(970)
Change in interest-bearing deposits with the Federal Reserve and other central banks	35,073	(42,857)	(26,763)
Purchases of securities held-to-maturity	(8,921)	(29,651)	(8,822)
Paydowns of securities held-to-maturity	11,339	9,291	5,149
Maturities of securities held-to-maturity	1,872	7,097	3,192
Purchases of securities available-for-sale	(54,239)	(68,430)	(46,435)
Sales of securities available-for-sale	13,545	13,316	11,444
Paydowns of securities available-for-sale	12,775	10,476	7,516
Maturities of securities available-for-sale	17,221	27,592	26,504
Net change in loans	(11,350)	(1,271)	1,486
Sales of loans and other real estate	1	15	147
Change in federal funds sold and securities purchased under resale agreements	1,233	(708)	16,615
Net change in seed capital investments	171	18	74
Purchases of premises and equipment/capitalized software	(1,215)	(1,222)	(1,210)
Proceeds from the sale of premises and equipment	34	—	—
Proceeds from the sale of an equity method investment	—	—	849
Acquisitions, net of cash	(170)	—	—
Dispositions, net of cash	8	—	—
Other, net	1,070	(728)	676
Net cash provided by (used for) investing activities	19,672	(78,455)	(10,548)
Financing activities
Change in deposits	(17,896)	77,523	20,663
Change in federal funds purchased and securities sold under repurchase agreements	418	(361)	(2,822)
Change in payables to customers and broker-dealers	128	5,977	(981)
Change in other borrowed funds	397	(270)	(2,651)
Change in commercial paper	—	(3,959)	2,020
Net proceeds from the issuance of long-term debt	5,186	2,993	2,993
Repayments of long-term debt	(4,650)	(5,200)	(5,250)
Proceeds from the exercise of stock options	50	46	65
Issuance of common stock	13	12	21
Issuance of preferred stock	1,287	1,567	—
Treasury stock acquired	(4,567)	(989)	(3,327)
Preferred stock redemption	(1,000)	(583)	—
Common cash dividends paid	(1,126)	(1,117)	(1,120)
Preferred cash dividends paid	(197)	(179)	(169)
Amortization of preferred stock discount	10	15	—
Other, net	(15)	33	17
Net cash (used for) provided by financing activities	(21,962)	75,508	9,459
Effect of exchange rate changes on cash	(84)	61	2
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	464	2,152	(991)
Cash and due from banks and restricted cash at beginning of period	9,419	7,267	8,258
Cash and due from banks and restricted cash at end of period	$9,883	$9,419	$7,267
Cash and due from banks and restricted cash
Cash and due from banks at end of period (unrestricted cash)	$6,061	$6,252	$4,830
Restricted cash at end of period	3,822	3,167	2,437
Cash and due from banks and restricted cash at end of period	$9,883	$9,419	$7,267
Supplemental disclosures
Interest paid	$233	$1,236	$4,400
Income taxes paid	473	1,341	989
Income taxes refunded	42	60	669
(a)    The provision for credit losses for 2021 and 2020 relates to the financial instruments within the scope of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments.
See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 117

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2020	$4,541	$14	$27,823	$34,241	$(985)	$(19,833)	$143	$45,944	(a)	$176
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		48
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(94)
Other net changes in noncontrolling interests	—	—	(36)	—	—	—	41	5		29
Net income	—	—	—	3,759	—	—	12	3,771		—
Other comprehensive (loss) income	—	—	—	—	(1,228)	—	—	(1,228)		2
Dividends:
Common stock at $1.30 per share (b)	—	—	—	(1,126)	—	—	—	(1,126)		—
Preferred stock	—	—	—	(197)	—	—	—	(197)		—
Repurchase of common stock	—	—	—	—	—	(4,567)	—	(4,567)		—
Common stock issued under employee benefit plans	—	—	18	—	—	—	—	18		—
Preferred stock redemption	(1,000)	—	—	—	—	—	—	(1,000)		—
Preferred stock issued	1,287	—	—	—	—	—	—	1,287		—
Stock awards and options exercised	—	—	323	—	—	—	—	323		—
Amortization of preferred stock discount	10	—	—	(10)	—	—	—	—		—
Balance at Dec. 31, 2021	$4,838	$14	$28,128	$36,667	$(2,213)	$(24,400)	$196	$43,230	(a)	$161
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $41,260 million at Dec. 31, 2020 and $38,196 million at Dec. 31, 2021.
(b)    Includes dividend-equivalents on share-based awards.

118 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2019	$3,542	$14	$27,515	$31,894	$(2,638)	$(18,844)	$102	$41,585	(a)	$143
Impact of adopting ASU 2016-13, Financial Instruments – Credit Losses	—	—	—	45	(5)	—	—	40		—
Adjusted balance at Jan. 1, 2020	3,542	14	27,515	31,939	(2,643)	(18,844)	102	41,625		143
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		80
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(31)
Other net changes in noncontrolling interests	—	—	12	—	—	—	32	44		(18)
Net income	—	—	—	3,617	—	—	9	3,626		—
Other comprehensive income	—	—	—	—	1,654	—	—	1,654		2
Dividends:
Common stock at $1.24 per share (b)	—	—	—	(1,117)	—	—	—	(1,117)		—
Preferred stock	—	—	—	(179)	—	—	—	(179)		—
Repurchase of common stock	—	—	—	—	—	(989)	—	(989)		—
Common stock issued under employee benefit plans	—	—	26	—	—	—	—	26		—
Preferred stock redemption	(583)	—	—	—	—	—	—	(583)		—
Preferred stock issued	1,567	—	—	—	—	—	—	1,567		—
Stock awards and options exercised	—	—	270	—	—	—	—	270		—
Amortization of preferred stock discount	15	—	—	(15)	—	—	—	—		—
Other	—	—	—	(4)	4	—	—	—		—
Balance at Dec. 31, 2020	$4,541	$14	$27,823	$34,241	$(985)	$(19,833)	$143	$45,944	(a)	$176
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,941 million at Dec. 31, 2019 and $41,260 million at Dec. 31, 2020.
(b)    Includes dividend-equivalents on share-based awards.

BNY Mellon 119

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2018	$3,542	$14	$27,118	$28,652	$(3,171)	$(15,517)	$101	$40,739	(a)	$129
Reclassification of certain tax effects related to adopting ASU 2018-02	—	—	—	90	(90)	—	—	—		—
Adjusted balance at Jan. 1, 2019	3,542	14	27,118	28,742	(3,261)	(15,517)	101	40,739		129
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		77
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(48)
Other net changes in noncontrolling interests	—	—	6	—	—	—	(25)	(19)		(18)
Net income	—	—	—	4,441	—	—	26	4,467		—
Other comprehensive income	—	—	—	—	623	—	—	623		3
Dividends:
Common stock at $1.18 per share (b)	—	—	—	(1,120)	—	—	—	(1,120)		—
Preferred stock	—	—	—	(169)	—	—	—	(169)		—
Repurchase of common stock	—	—	—	—	—	(3,327)	—	(3,327)		—
Common stock issued under:
Employee benefit plans	—	—	28	—	—	—	—	28		—
Direct stock purchase and dividend reinvestment plan	—	—	11	—	—	—	—	11		—
Stock awards and options exercised	—	—	352	—	—	—	—	352		—
Balance at Dec. 31, 2019	$3,542	$14	$27,515	$31,894	$(2,638)	$(18,844)	$102	$41,585	(a)	$143
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $37,096 million at Dec. 31, 2018 and $37,941 million at Dec. 31, 2019.
(b)    Includes dividend-equivalents on share-based awards.

See accompanying Notes to Consolidated Financial Statements.

120 BNY Mellon

Notes to Consolidated Financial Statements

Note 1–Summary of significant accounting and reporting policies

In this Annual Report, references to “our,” “we,” “us,” “BNY Mellon,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

Nature of operations

BNY Mellon is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our three principal business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, we serve institutions, corporations and high-net-worth individuals. See Note 24 for the primary products and services of our lines of business and other information.

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

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Our most significant estimates pertain to our allowance for credit losses, goodwill and other intangibles and litigation and regulatory contingencies. Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition.

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

Acquired businesses

The income statement and balance sheet include results of acquired businesses accounted for under the acquisition method of accounting pursuant to Accounting Standards Codification (“ASC”) 805, Business Combinations, and equity investments from the dates of acquisition. Contingent purchase consideration is measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability are recorded through the income statement.

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

BNY Mellon 121

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

Equity method investments, including renewable energy investments

Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and included in other assets. Earnings on these investments are reflected as investment services fees, investment management and performance fees or investment and other revenue, as appropriate, in the period earned.

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

The pre-tax losses are reported in investment and other revenue on the income statement. The corresponding tax benefits and credits are recorded as a reduction to provision for income taxes on the income statement.

See Note 8 for the amount of our renewable energy investments. Below are our most significant equity method investments, other than the investments in renewable energy.

Equity method investments at Dec. 31, 2021
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Global Securities Services Company (“CIBC Mellon”)	50%	$687
Siguler Guff	20%	$252

Restricted cash and securities

Cash and securities may be segregated under federal and other regulatory requirements and consists of excess client funds held by our broker-dealer entities. Restricted cash is included in interest-bearing deposits with banks on the balance sheet and with cash and due from banks when reconciling the

122 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale is recorded net of tax as an addition to, or deduction from, OCI, unless an expected credit loss is recognized. Realized gains and losses on sales of available-for-sale securities are reported in investment and other revenue on the income statement. The cost of debt securities sold is determined on a specific identification method. Held-to-maturity securities are measured at amortized cost, which includes expected credit loss, if any.

The accounting policy for estimating credit losses related to available-for-sale and held-to-maturity debt securities changed beginning in the first quarter of 2020 as a result of the adoption of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. The Company’s policy for recognition of expected credit losses for securities available-for-sale and securities held-to-maturity is contained within “Allowance for credit losses – Securities – Debt” and “Allowance for credit losses – Other” below.

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

Securities – Equity

Investments in equity securities that do not result in consolidation and are not accounted for under the equity method are measured at fair value with changes in the fair value recognized through earnings,

BNY Mellon 123

Notes to Consolidated Financial Statements (continued)

unless one of two available exceptions applies. The first exception, a scope exception, allows Federal Reserve Bank stock, Federal Home Loan Bank stock and exchange memberships to remain accounted for at cost, less impairment. The second practicability exception is an election available for equity investments that do not have readily determinable fair values. For certain investments where the Company has chosen the practicability exception, such investments are accounted for in other assets on the balance sheet at cost adjusted for impairment, if any, plus or minus observable price changes in orderly transactions for an identical or similar investment of the same issuer with any such changes reflected in investment and other revenue. Equity securities with readily determinable fair values are classified in trading assets with changes in fair value reflected in other trading revenue, which is included in investment and other revenue in the consolidated income statement.

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

Troubled debt restructurings/loan modifications

A modified loan is considered a troubled debt restructuring (“TDR”) if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered.  A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Credit losses related to TDRs are accounted for under an individual evaluation methodology (see “Allowance for credit losses” below). Credit losses for anticipated TDRs are generally accounted for similarly to TDRs and are identified when there is a reasonable expectation that a TDR will be executed with the borrower and when we expect the modification to affect the timing or amount of payments and/or the payment term.

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

The CARES Act, which became law on March 27, 2020, provides that financial institutions may, subject to certain conditions, elect to temporarily suspend the U.S. GAAP requirements with respect to loan modifications related to the coronavirus pandemic that were current as of Dec. 31, 2019 and that would otherwise be identified and treated as TDRs. On Dec. 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law and extends the period established by the CARES Act under which consideration of TDR identification and accounting triggered by effects of the coronavirus pandemic are suspended. That extension period ended on Jan. 1, 2022.

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

124 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

BNY Mellon 125

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses – Loans and lending-related commitments

The allowance for credit losses on loans is presented as a valuation allowance to loans, and the allowance for credit losses on lending-related commitments is recorded in other liabilities. The components of the allowance for credit losses on loans and lending-related commitments consist of the following three elements:
•a pooled allowance component for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate;
•a pooled allowance component for residential mortgage loans; and
•an asset-specific allowance component involving individually evaluated credits of $1 million or greater.

The first element, a pooled allowance component for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, is based on our expected credit loss model using the probability of default method, which has been adjusted for the forecast of economic conditions. Individual credit analyses are performed on such loans before being assigned a credit rating. Segmentation is established based on risk characteristics of the loans and how risk is monitored. In estimating the terms of the exposures and resulting effect on the measurement of expected credit loss, we consider the impact of potential prepayments as well as the effect of borrower extension options. Borrower ratings are reviewed at least annually and are mapped to third-party databases, including rating agency and default and recovery databases, to support ongoing consistency and validity. Higher risk-rated loans and lending-related commitments are reviewed quarterly.

For the higher-risk rated and pass-rated commercial and institutional credits, the loss expected in each loan incorporates the borrower’s credit rating, facility rating and maturity. The loss given default, derived from the facility rating, incorporates a recovery expectation, and for unfunded lending exposures, an estimate of the use of the facility at default (usage given default). The borrower’s probability of default is derived from the associated credit rating. The probability of default and the loss given default are applied to the estimated facility amount at default to determine the quantitative component of the allowance. For each of the different parameters, specific credit models are developed for each segment of our portfolio, including commercial loans and lease financing, financial institutions and other. We use both internal and external data in the development of these parameters.

For loans secured by commercial real estate, a separate modeled approach is used that considers collateral specific data and loan maturity, as well as commercial real estate market factors by geographical region and property type under different macroeconomic scenarios. A statistical method is used to simulate the property value and income of each property, and to estimate the probability of default, loss given default and expected credit loss for each loan. The model outputs are established by using a baseline, upside and downside macroeconomic scenario to generate projected property values and incomes.

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

The third element, individually evaluated credits, is based on individual analysis of loans of $1 million and greater which no longer share the risk characteristics with other loans. Factors we consider in measuring the extent of expected credit loss include the payment status, collateral value, the borrower’s financial condition, guarantor support, the probability of collecting scheduled principal and

126 BNY Mellon

Notes to Consolidated Financial Statements (continued)

interest payments when due, anticipated modifications of payment structure or term for troubled borrowers, and recoveries if they can be reasonably estimated. We measure the expected credit loss as the difference between the amortized cost basis in the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally consider nonperforming loans as well as loans that have been or are anticipated to be modified and classified under a troubled debt restructuring for individual evaluation given the risk characteristics of such loans.

Allowance for credit losses – Securities – Debt

When estimating expected credit losses, we segment our available-for-sale and held-to-maturity debt securities portfolios by major asset class. This is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type.

For available-for-sale debt securities with an unrealized loss at the balance sheet date, if we determine that a credit loss exists, the amount is recognized as an allowance for credit losses in securities – available-for-sale, with a corresponding adjustment to the provision for credit losses. We evaluate credit losses at the individual security level and do not recognize credit losses if the fair value exceeds amortized cost, and if we determine that a credit loss exists, we limit the recognition of the loss to the difference between fair value and amortized cost. In our determination of whether an expected credit loss exists, we routinely conduct periodic reviews and examine various quantitative and qualitative factors that are unique to each portfolio, including the severity of the unrealized loss position, agency rating, credit enhancement, cash flow deterioration and other factors. The measurement of an expected credit loss is then based on the best estimate of the present value of cash flows to be collected from the debt security. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. Changes to the present value of cash flows due to the passage of time are recognized within the allowance for credit losses.

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

Allowance for credit losses – Other financial instruments

We also estimate expected credit losses associated with margin loans, reverse repurchase agreements, security lending indemnifications, and deposits with third-party financial institutions using a similar risk rating-based modeling approach as described in the first allowance element within “Allowance for credit losses – Loans and lending-related commitments” above. The allowance for credit losses on reverse repurchase agreements is recorded in federal funds sold and securities purchased under resale agreements; the allowance for credit losses on securities lending indemnifications is recorded in other liabilities and the allowance for credit losses on deposits with third-party financial institutions is recorded in cash and due from banks or interest-bearing deposits with banks. Our reverse repurchase agreements are short term and subject to continuous over-collateralization by our counterparties and timely collateral replenishment, when necessary. As a result, we estimate the expected credit loss related to the uncollateralized portion of the asset at the balance sheet date, if any, and when there is a

BNY Mellon 127

Notes to Consolidated Financial Statements (continued)

reasonable expectation that the counterparty will not replenish the collateral in compliance with the terms of the repurchase agreement. This method is also applied to margin lending arrangements and securities lending indemnifications.

Allowance for credit losses – Other

We do not apply our credit loss measurement methodologies to accrued interest receivable balances related to our loan, debt securities and deposits with third-party financial institution assets given our nonaccrual policy that requires charge-off of interest receivable when deemed uncollectible. Accrued interest receivable related to these instruments, along with other interest-bearing instruments, is included on the consolidated balance sheet. Accrued interest receivable related to each major loan class is disclosed within our credit quality disclosure in Note 5.

Our policy for credit losses related to purchased financial assets requires an evaluation to be performed prior to the effective purchase date to determine if more than an insignificant decline in credit quality has occurred during the period between the origination and purchase date, or, in the case of debt securities, the period between the issuance and purchase date. If we purchase a financial asset with more than insignificant deterioration in credit quality, the measurement of expected credit loss is performed using the methodologies described above, and the credit loss is recorded as an allowance for credit losses on the purchase date. Subsequent to purchase, changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the allowance. We evaluate various factors in the determination of whether a more than an insignificant decline in credit quality has occurred and these factors vary depending upon the type of asset purchased. Such factors include changes in risk rating and/or agency rating, collateral deterioration, payment status, purchase price, credit spreads and other factors. We did not purchase any such assets in 2021 or 2020 and did not own such assets as of Dec. 31, 2021 or Dec. 31, 2020.

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

Leasing

We determine if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date or at lease modification date for certain lease modifications. For all leases, we use a discount rate that represents a collateralized borrowing rate based on similar terms and information available at lease commencement date or at the modification date for certain lease

128 BNY Mellon

Notes to Consolidated Financial Statements (continued)

modifications in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

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

For direct finance leases, unearned revenue is accreted over the lives of the leases in decreasing amounts to provide a constant rate of return on the net investment in the leases. We have leveraged lease transactions that were entered into prior to Dec. 31, 2018. These leases are grandfathered under ASC 842, Leases, which became effective Jan. 1, 2019, and will continue to be accounted for under the prior guidance unless the leases are subsequently modified. Revenue on leveraged leases is recognized on a basis to achieve a constant yield on the outstanding investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in investment and other revenue. Impairment of leveraged lease residual values that is deemed other-than-temporary is reflected in net interest revenue. Considering the nature of these leases and the number of significant assumptions, there is risk associated with the income recognition on these leases should any of the assumptions change materially in future periods.

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

BNY Mellon 129

Notes to Consolidated Financial Statements (continued)

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

Seed capital

Seed capital investments are generally classified as other assets and carried at fair value unless we are required to consolidate the investee due to having a controlling financial interest. Unrealized gains and losses on seed capital investments are recorded in investment and other revenue. Certain risk retention investments in our collateralized loan obligations (“CLOs”) are classified as available-for-sale securities.

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

Fee revenue

Investment services fee revenue and investment management and performance fee revenue are based on terms specified in a contract with a customer and are shown net of fee waivers and exclude any amounts collected on behalf of third parties. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services. Taxes assessed by a governmental authority, that are both imposed on, and concurrent with, a specific revenue-producing transaction, are collected from a customer and are excluded from revenue.

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

130 BNY Mellon

Notes to Consolidated Financial Statements (continued)

We record foreign exchange revenue, financing-related fees and other revenue when the services are provided and earned based on contractual terms, when amounts are determined and collectability is reasonably assured.

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

BNY Mellon 131

Notes to Consolidated Financial Statements (continued)

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

Derivative financial instruments

Derivatives are recorded on the balance sheet at fair value and include futures, forwards, interest rate swaps, foreign currency swaps and options and similar products. Derivatives in an unrealized gain position are recognized as assets while derivatives in unrealized loss position are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent subject to legally enforceable netting agreements. Derivatives designated and effective in qualifying hedging relationships are classified in other assets or other liabilities on the balance sheet. All other derivatives are classified within trading assets or trading liabilities on the balance sheet. Gains and losses on trading derivatives are generally included in foreign exchange revenue or investment and other revenue, as applicable.

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

For qualifying fair value hedges, changes in the fair value of the derivative, and changes in the value of the hedged item associated with the designated risks being hedged, are recognized in earnings. Certain amounts excluded from the assessment of effectiveness are recorded in OCI and recognized in earnings through an amortization approach over the life of the derivative. We discontinue hedge accounting prospectively when we determine that the hedge is no longer effective or the derivative expires, is sold, or management discontinues the derivative’s hedge designation. Subsequent gains and losses on these derivatives are included in foreign exchange revenue or other trading revenue, as applicable. For discontinued fair value hedges, the accumulated gain or loss on the hedged item is amortized on a yield basis over the remaining life of the hedged item.

For qualifying cash flow hedges, changes in the fair value of the derivative are recorded in OCI, until reclassified into earnings in the same period the hedged item impacts earnings. If the hedge relationship is terminated, then the change in value will be reclassified from OCI to earnings when the cash flows that were previously hedged affect earnings. If cash flow hedge accounting is

132 BNY Mellon

Notes to Consolidated Financial Statements (continued)

discontinued as a result of a forecasted transaction no longer being probable to occur, then the amount reported in OCI is immediately reclassified to current earnings.

Derivative amounts affecting earnings are recognized in the same income statement line as the hedged item affects earnings, principally interest revenue, interest expense, foreign exchange revenue and staff expense.

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

Note 2–Accounting changes and new accounting guidance

In order to combine items of a similar nature within total revenue and to simplify our income statement presentation, in 2021, we made the following reporting changes. The reclassifications had no impact on consolidated total revenue or total revenue for the business segments. Prior periods were reclassified to be comparable with the current period presentation.
•Other trading revenue was reclassified from foreign exchange and other trading revenue to investment and other revenue.
•Foreign exchange and other trading revenue was renamed foreign exchange revenue.
•The impact of foreign currency remeasurement was reclassified from investment and other revenue to foreign exchange revenue.
•Income (loss) from consolidated investment management funds was reclassified to investment and other revenue.
•Investment and other revenue was reclassified from fee revenue and is reported separately and net securities gains (losses) was combined with investment and other revenue.

In addition, the assets and liabilities of consolidated investment management funds were reclassified to other assets and other liabilities, respectively, on the consolidated balance sheet. The reclassifications had no impact on total assets or total liabilities. Prior periods were reclassified to be comparable with the current period presentation.

BNY Mellon 133

Notes to Consolidated Financial Statements (continued)

The table below summarizes the effects of the reclassifications on the consolidated income statement.

Consolidated income statement reclassifications
	Year ended Dec. 31,
(in millions)	2020	2019
Before reclassifications
Foreign exchange and other trading revenue	$789	$654
Total fee revenue	$12,714	$13,236
Investment and other income	$184	$968
Net securities gains (losses)	$33	$(18)
Income from consolidated investment management funds	$84	$56

After reclassifications
Foreign exchange revenue	$774	$564
Total fee revenue	$12,515	$12,178
Investment and other revenue	$316	$1,096

The table below summarizes the effects of the reclassifications on the consolidated balance sheet.

Consolidated balance sheet reclassifications	Dec. 31, 2020
(in millions)
Before reclassifications
Other assets	$20,468
Assets of consolidated investment management funds, at fair value	$487
Other liabilities	$7,514
Liabilities of consolidated investment management funds, at fair value	$3

After reclassifications
Other assets	$20,955
Other liabilities	$7,517

Additionally, in the fourth quarter of 2021, we disaggregated our former Investment Services business segment into two new business segments, Securities Services and Market and Wealth Services. See Note 24 for additional information.

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions with both an initial payment and later contingent payments tied to post-closing revenue or income growth. Contingent payments were $5 million in 2021.

At Dec. 31, 2021, we are potentially obligated to pay additional consideration which, using reasonable assumptions and estimates, could range from $15 million to $45 million over the next 3 years.

Transactions in 2021

On Oct. 1, 2021, BNY Mellon completed the acquisition of Milestone Group Pty Ltd., a business solutions provider for the funds industry, which is included in the Securities Services business segment.

On Oct. 29, 2021, BNY Mellon completed the acquisition of the depositary and custody activities of Nykredit, which is included in the Securities Services business segment.

On Dec. 23, 2021, BNY Mellon completed the acquisition of Optimal Asset Management, an investment advisor that developed patented software to deliver customized investment solutions for investors, particularly direct indexing solutions, which is included in the Market and Wealth Services business segment.

Goodwill and intangible assets related to the 2021 acquisitions totaled $99 million and $70 million, respectively.

Transactions in 2020

In the fourth quarter of 2020, BNY Mellon entered into agreements to sell two legal entities. Those sales closed in the first and third quarters of 2021. BNY Mellon recorded a total after-tax loss of $34 million on these transactions in the fourth quarter of 2020 and a $4 million gain in the third quarter of 2021.

Transaction in 2019

On Nov. 8, 2019, BNY Mellon, along with the other holders of Promontory Interfinancial Network, LLC (“PIN”), completed the sale of their interests in PIN. BNY Mellon recorded an after-tax gain of $622 million on the sale of this equity investment.

134 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 4–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2021 and Dec. 31, 2020.

Securities at Dec. 31, 2021		Gross unrealized		Fair value
	Amortized cost
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$28,966	$771	$328	$29,409
Agency residential mortgage-backed securities (“RMBS”)	14,333	270	73	14,530
Sovereign debt/sovereign guaranteed	13,367	79	67	13,379
Agency commercial mortgage-backed securities (“MBS”)	8,102	345	42	8,405
Supranational	7,599	24	50	7,573
Foreign covered bonds	6,236	25	23	6,238
Collateralized loan obligations (“CLOs”)	4,441	3	5	4,439
Non-agency commercial MBS	3,083	65	23	3,125
Non-agency RMBS	2,641	132	25	2,748
Foreign government agencies	2,694	9	17	2,686
U.S. government agencies	2,464	99	27	2,536
State and political subdivisions	2,543	11	40	2,514
Other asset-backed securities (“ABS”)	2,205	7	22	2,190
Corporate bonds	2,099	19	52	2,066
Other debt securities	1	—	—	1
Total securities available-for-sale (a)(b)	$100,774	$1,859	$794	$101,839
Held-to-maturity:
Agency RMBS	$36,167	$428	$388	$36,207
U.S. Treasury	11,617	36	103	11,550
Agency commercial MBS	4,068	41	52	4,057
U.S. government agencies	2,998	—	71	2,927
CLOs	983	—	1	982
Sovereign debt/sovereign guaranteed	922	18	2	938
Supranational	54	—	—	54
Non-agency RMBS	43	2	—	45
State and political subdivisions	14	1	—	15
Total securities held-to-maturity	$56,866	$526	$617	$56,775
Total securities	$157,640	$2,385	$1,411	$158,614
(a)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of $10 million. The allowance for credit loss primarily relates to CLOs.
(b)    Includes gross unrealized gains of $455 million and gross unrealized losses of $75 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains are primarily related to U.S. Treasury securities, agency RMBS and agency commercial MBS. The unrealized losses are primarily related to U.S. Treasury securities and agency RMBS. The unrealized gains and losses will be amortized into net interest revenue over the contractual lives of the securities.

Securities at Dec. 31, 2020		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$23,557	$1,358	$21	$24,894
Agency RMBS	21,919	479	51	22,347
Sovereign debt/sovereign guaranteed	12,202	190	1	12,391
Agency commercial MBS	8,605	625	2	9,228
Supranational	7,086	75	1	7,160
Foreign covered bonds	6,658	68	1	6,725
CLOs	4,706	7	10	4,703
Foreign government agencies	4,086	49	—	4,135
U.S. government agencies	3,680	174	1	3,853
Other ABS	3,135	32	3	3,164
Non-agency commercial MBS	2,864	159	6	3,017
Non-agency RMBS	2,178	157	9	2,326
State and political subdivisions	2,270	39	1	2,308
Corporate bonds	1,945	50	1	1,994
Commercial paper/ certificates of deposit (“CDs”)	249	—	—	249
Other debt securities	1	—	—	1
Total securities available-for-sale (a)(b)	$105,141	$3,462	$108	$108,495
Held-to-maturity:
Agency RMBS	$38,355	$1,055	$14	$39,396
U.S. Treasury	2,938	90	—	3,028
U.S. government agencies	2,816	4	6	2,814
Agency commercial MBS	2,659	105	2	2,762
Sovereign debt/sovereign guaranteed	1,050	42	—	1,092
Non-agency RMBS	58	3	—	61
Supranational	55	—	—	55
State and political subdivisions	15	1	—	16
Total securities held-to-maturity	$47,946	$1,300	$22	$49,224
Total securities	$153,087	$4,762	$130	$157,719
(a)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of $11 million. The allowance for credit loss primarily relates to CLOs.
(b)    Includes gross unrealized gains of $75 million and gross unrealized losses of $44 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains and losses are primarily related to agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

BNY Mellon 135

Notes to Consolidated Financial Statements (continued)

The following table presents the realized gains, losses and impairments, on a gross basis.

Net securities gains (losses)
(in millions)	2021	2020	2019
Realized gross gains	$28	$46	$23
Realized gross losses	(23)	(13)	(39)
Recognized gross impairments	—	—	(2)
Total net securities gains (losses)	$5	$33	$(18)

The following table presents pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2021	2020	2019
Foreign government agencies	$1	$8	$(3)
Supranational	1	7	(2)
U.S. Treasury	(3)	8	(13)
Other	6	10	—
Total net securities gains (losses)	$5	$33	$(18)

In 2021, U.S. Treasury securities, agency RMBS, agency commercial MBS, CLOs and U.S. government agencies with an aggregate amortized cost of $13.4 billion and fair value of $13.8 billion were transferred from available-for-sale securities to held-to-maturity securities to reduce the impact of changes in interest rates on accumulated other comprehensive income.

In 2020, agency commercial MBS with an aggregate amortized cost of $448 million and fair value of $501 million were transferred from available-for-sale securities to held-to-maturity securities to reduce the impact of changes in interest rates on accumulated other comprehensive income.

Allowance for credit losses – Securities

The allowance for credit losses related to securities was $10 million at Dec. 31, 2021 and $11 million at Dec. 31, 2020, and primarily relates to the available-for-sale CLO portfolio.

Credit quality indicators – Securities

At Dec. 31, 2021, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in credit spreads from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred.
Specifically, $75 million of the unrealized losses at Dec. 31, 2021 and $44 million at Dec. 31, 2020 reflected in the tables below relate to certain securities that were previously transferred from available-for-sale to held-to-maturity. The unrealized losses will be amortized into net interest revenue over the contractual lives of the securities. The transfer created a new cost basis for the securities. As a result, if these securities have experienced unrealized losses since the date of transfer, the corresponding fair value and unrealized losses would be reflected in the held-to-maturity securities portfolio in the following tables. We do not intend to sell these securities, and it is not more likely than not that we will have to sell these securities.

136 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following tables show the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more without an allowance for credit losses.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2021	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
U.S. Treasury	$16,855	$235	$1,944	$93	$18,799	$328
Sovereign debt/sovereign guaranteed	6,040	66	58	1	6,098	67
Agency RMBS	4,089	44	457	29	4,546	73
Supranational	3,093	44	305	6	3,398	50
Agency commercial MBS	2,233	39	585	3	2,818	42
Foreign covered bonds	2,694	23	—	—	2,694	23
CLOs	1,808	3	318	2	2,126	5
Non-agency RMBS	1,573	20	345	5	1,918	25
State and political subdivisions	1,848	40	13	—	1,861	40
U.S. government agencies	1,780	27	—	—	1,780	27
Other ABS	1,383	20	201	2	1,584	22
Foreign government agencies	1,446	17	15	—	1,461	17
Corporate bonds	1,247	42	198	10	1,445	52
Non-agency commercial MBS	947	16	222	7	1,169	23
Total securities available-for-sale (a)	$47,036	$636	$4,661	$158	$51,697	$794
(a)    Includes $47 million of gross unrealized losses for less than 12 months and gross unrealized losses of $28 million for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to U.S. Treasury and agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2020	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
U.S. Treasury	$4,253	$21	$—	$—	$4,253	$21
Agency RMBS	850	4	1,965	47	2,815	51
CLOs	1,849	6	579	4	2,428	10
Sovereign debt/sovereign guaranteed	1,349	1	135	—	1,484	1
Supranational	1,041	1	132	—	1,173	1
Non-agency RMBS	973	3	103	6	1,076	9
Agency commercial MBS	440	1	266	1	706	2
Other ABS	449	2	226	1	675	3
Non-agency commercial MBS	468	4	170	2	638	6
Foreign covered bonds	468	1	90	—	558	1
Corporate bonds	282	1	—	—	282	1
State and political subdivisions	273	1	2	—	275	1
U.S. government agencies	160	1	—	—	160	1
Total securities available-for-sale (a)	$12,855	$47	$3,668	$61	$16,523	$108
(a)    Includes gross unrealized losses of $44 million for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities. There were no gross unrealized losses for less than 12 months.

BNY Mellon 137

Notes to Consolidated Financial Statements (continued)

The following tables show the credit quality of the held-to-maturity securities. We have included certain credit ratings information because the information can indicate the degree of credit risk to which we are exposed. Significant changes in ratings classifications could indicate increased credit risk for us and could be accompanied by an increase in the allowance for credit losses and/or a reduction in the fair value of our securities portfolio.

Held-to-maturity securities portfolio at Dec. 31, 2021			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower	A1+/A2/SP-1
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-			Not rated
Agency RMBS	$36,167	$40	100%	—%	—%	—%	—%	—%
U.S. Treasury	11,617	(67)	100	—	—	—	—	—
Agency commercial MBS	4,068	(11)	100	—	—	—	—	—
U.S. government agencies	2,998	(71)	100	—	—	—	—	—
CLOs	983	(1)	100	—	—	—	—	—
Sovereign debt/sovereign guaranteed (b)	922	16	100	—	—	—	—	—
Supranational	54	—	100	—	—	—	—	—
Non-agency RMBS	43	2	23	59	2	15	—	1
State and political subdivisions	14	1	5	2	5	—	—	88
Total held-to-maturity securities	$56,866	$(91)	100%	—%	—%	—%	—%	—%
(a)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(b)    Primarily consists of exposure to France, UK and Germany.

Held-to-maturity securities portfolio at Dec. 31, 2020			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower	A1+/A2/SP-1
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-			Not rated
Agency RMBS	$38,355	$1,041	100%	—%	—%	—%	—%	—%
U.S. Treasury	2,938	90	100	—	—	—	—	—
U.S. government agencies	2,816	(2)	100	—	—	—	—	—
Agency commercial MBS	2,659	103	100	—	—	—	—	—
Sovereign debt/sovereign guaranteed (b)	1,050	42	98	—	—	—	2	—
Non-agency RMBS	58	3	28	55	2	14	—	1
Supranational	55	—	100	—	—	—	—	—
State and political subdivisions	15	1	6	2	6	—	—	86
Total held-to-maturity securities	$47,946	$1,278	100%	—%	—%	—%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    Primarily consists of exposure to France, UK and Germany.
138 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Maturity distribution

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2021
	Within 1 year		1-5 years		5-10 years		After 10 years		Total
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)
Available-for-sale:
U.S. Treasury	$1,352	1.32%	$13,637	1.00%	$11,413	1.13%	$3,007	3.06%	$29,409	1.25%
Sovereign debt/sovereign guaranteed	3,615	0.64	8,038	0.52	1,718	0.37	8	(0.12)	13,379	0.53
Supranational	793	0.63	5,518	0.51	1,240	0.65	22	(0.09)	7,573	0.54
Foreign covered bonds	1,511	1.07	3,826	0.49	901	0.03	—	—	6,238	0.56
Foreign government agencies	770	0.90	1,783	0.60	133	0.22	—	—	2,686	0.67
U.S. government agencies	—	—	1,783	0.91	639	1.66	114	1.91	2,536	1.13
State and political subdivisions	197	3.37	559	1.79	1,495	1.56	263	2.27	2,514	1.82
Corporate bonds	153	2.20	380	2.67	1,494	1.60	39	2.00	2,066	1.84
Other debt securities	—	—	—	—	—	—	1	3.73	1	3.37
Mortgage-backed securities:
Agency RMBS									14,530	1.51
Non-agency RMBS									2,748	3.43
Agency commercial MBS									8,405	2.08
Non-agency commercial MBS									3,125	2.30
CLOs									4,439	1.30
Other ABS									2,190	1.63
Total securities available-for-sale	$8,391	0.94%	$35,524	0.76%	$19,033	1.06%	$3,454	2.90%	$101,839	1.27%
Held-to-maturity:
U.S. Treasury	$1,469	1.84%	$7,748	1.37%	$2,400	1.13%	$—	—%	$11,617	1.38%
U.S. government agencies	—	—	970	1.31	1,880	1.58	148	1.88	2,998	1.51
Sovereign debt/sovereign guaranteed	173	0.30	668	1.00	81	0.59	—	—	922	0.83
Supranational	—	—	54	0.54	—	—	—	—	54	0.54
State and political subdivisions	1	5.57	1	5.70	4	4.65	8	4.80	14	4.89
Mortgage-backed securities:
Agency RMBS									36,167	2.34
Non-agency RMBS									43	1.47
Agency commercial MBS									4,068	2.32
CLOs									983	1.28
Total securities held-to-maturity	$1,643	1.68%	$9,441	1.33%	$4,365	1.32%	$156	2.04%	$56,866	2.06%
Total securities	$10,034	1.06%	$44,965	0.88%	$23,398	1.11%	$3,610	2.86%	$158,705	1.55%
(a)    Yields are based upon the amortized cost of securities and consider the contractual coupon, amortization of premiums and accretion of discounts, excluding the effect of related hedging derivatives.

Pledged assets

At Dec. 31, 2021, BNY Mellon had pledged assets of $144 billion, including $112 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window and $7 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2021 included $126 billion of securities, $12 billion of loans, $5 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY Mellon regularly moves assets in and out of its pledged assets account at the Federal Reserve.

At Dec. 31, 2020, BNY Mellon had pledged assets of $141 billion, including $113 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $5 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2020 included $124 billion of securities, $11 billion of loans, $6 billion of trading assets and less than $1 billion of interest-bearing deposits with banks.

BNY Mellon 139

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2021 and Dec. 31, 2020, pledged assets included $24 billion and $18 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements, on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2021 and Dec. 31, 2020, the market value of the securities received that can be sold or repledged was $122 billion and $121 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2021 and Dec. 31, 2020, the market value of securities collateral sold or repledged was $78 billion and $84 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2021 and Dec. 31, 2020, cash segregated under federal and other regulations or requirements was $4 billion and $3 billion, respectively. Restricted cash is included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated under federal and other regulations or requirements were $4 billion at Dec. 31, 2021 and $6 billion at Dec. 31, 2020. Restricted securities were sourced from securities purchased under resale agreements and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio.

Loans	Dec. 31,
(in millions)	2021	2020 (a)
Commercial	$2,128	$1,429
Commercial real estate	6,033	6,020
Financial institutions	10,232	11,131
Lease financings	731	990
Wealth management loans	9,792	8,202
Wealth management mortgages	8,200	8,085
Other residential mortgages	299	389
Capital call financing	2,284	220
Other	2,541	1,904
Overdrafts	3,060	2,683
Margin loans	22,487	15,416
Total loans (b)	$67,787	$56,469
(a)    In 2021, we began disclosing capital call financing loans, and separately disclosing wealth management loans and wealth management mortgages. The prior period was revised to be comparable.
(b)    Net of unearned income of $240 million at Dec. 31, 2021 and $274 million at Dec. 31, 2020 primarily related to lease financings.

We disclose information related to our loans and asset quality by the class of financing receivable in the following tables.

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

In 2019, the allowance for loan losses and lending-related commitments was accounted for under ASC 450, Contingencies, to absorb losses inherent in the loan portfolio as of the balance sheet date, also referred to as the incurred loss methodology. Key elements of our incurred loss methodology included a

140 BNY Mellon

Notes to Consolidated Financial Statements (continued)

quantitative assessment for higher risk-rated credits, impaired credits and residential mortgage loans, as well as a qualitative assessment based on internal and environmental risk factors. This methodology differed from the estimate of expected credit losses in
2020 and 2021 primarily in that it was based on historical loss experience and did not include an estimate of credit losses using a reasonable and supportable forecast methodology.

Allowance for credit losses activity for the year ended Dec. 31, 2021 (a)					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$16	$430	$10	$2	$1	$7	$13	$—	$—	$479
Charge-offs	—	—	—	—	—	(1)	(1)	—	(16)	(18)
Recoveries	—	—	2	—	—	—	6	—	—	8
Net recoveries	—	—	2	—	—	(1)	5	—	(16)	(10)
Provision (b)	(4)	(231)	1	(1)	—	—	(11)	2	16	(228)
Ending balance	$12	$199	$13	$1	$1	$6	$7	$2	$—	$241
Allowance for:
Loan losses	$3	$171	$6	$1	$1	$5	$7	$2	$—	$196
Lending-related commitments	9	28	7	—	—	1	—	—	—	45
Individually evaluated for impairment:
Loan balance (c)	$—	$111	$—	$—	$—	$18	$1	$—	$—	$130
Allowance for loan losses	—	5	—	—	—	—	—	—	—	5
(a)    In 2021, we began disclosing wealth management loans and wealth management mortgages separately. Beginning balances and 2021 activity has been revised to be comparable. Also in 2021, we began disclosing capital call financing loans.
(b)    Does not include provision for credit losses benefit related to other financial instruments of $3 million for the year ended Dec. 31, 2021.
(c)    Includes collateral dependent loans of $130 million with $149 million of collateral at fair value.

Allowance for credit losses activity for the year ended Dec. 31, 2020 (a)					Wealth management loans (b)	Wealth management mortgages		Other residential mortgages	Foreign (c)	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings			(b)
Beginning at Dec. 31, 2019	$60	$76	$20	$3	$5	$15		$13	$24	$216
Impact of adopting ASU 2016-13	(43)	14	(6)	—	(5)	(7)		2	(24)	(69)
Balance at Jan. 1, 2020	17	90	14	3	—	8		15	—	147
Charge-offs	—	—	—	—	—	—		(1)	—	(1)
Recoveries	—	—	—	—	—	—		5	—	5
Net recoveries	—	—	—	—	—	—		4	—	4
Provision (d)	(1)	340	(4)	(1)	1	(1)		(6)	—	328
Ending balance	$16	$430	$10	$2	$1	$7		$13	$—	$479
Allowance for:
Loan losses	$6	$324	$6	$2	$1	$6		$13	$—	$358
Lending-related commitments	10	106	4	—	—	1		—	—	121
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$—	$20	(e)	$—	$—	$20
Allowance for loan losses	—	—	—	—	—	—		—	—	—
(a)    There was no activity in the capital call and other loan portfolios.
(b)    In 2021, we began disclosing wealth management loans and wealth management mortgages separately. Beginning balances and 2020 activity have been revised to be comparable.
(c)    The allowance related to foreign exposure has been reclassified to financial institutions ($10 million), commercial ($10 million) and lease financings ($4 million).
(d)    Does not include provision for credit losses related to other financial instruments of $8 million for the year ended Dec. 31, 2020.
(e)    Includes collateral dependent loans of $20 million with $30 million of collateral at fair value.

BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2019				Lease financing	Wealth management loans and mortgages	Other residential mortgages	All Other		Foreign	Total
(in millions)	Commercial	Commercial real estate	Financial institutions
Beginning balance	$81	$75	$22	$5	$21	$16	$—		$32	$252
Charge-offs	(12)	—	—	—	(1)	(1)	—		—	(14)
Recoveries	—	—	—	—	—	3	—		—	3
Net (charge-offs) recoveries	(12)	—	—	—	(1)	2	—		—	(11)
Provision	(9)	1	(2)	(2)	—	(5)	—		(8)	(25)
Ending balance	$60	$76	$20	$3	$20	$13	$—		$24	$216
Allowance for:
Loan losses	$11	$57	$5	$3	$18	$13	$—		$15	$122
Lending-related commitments	49	19	15	—	2	—	—		9	94
Individually evaluated for impairment:
Loan balance	$—	$—	$—	$—	$15	$—	$—		$—	$15
Allowance for loan losses	—	—	—	—	—	—	—		—	—
Collectively evaluated for impairment:
Loan balance	$1,442	$5,575	$4,852	$537	$16,035	$494	$13,598	(a)	$12,405	$54,938
Allowance for loan losses	11	57	5	3	18	13	—		15	122
(a)    Includes $524 million of domestic overdrafts, $11,907 million of margin loans and $1,167 million of other loans at Dec. 31, 2019.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31, 2021			Dec. 31, 2020
	Recorded investment			Recorded investment
	With an allowance	Without an allowance		With an allowance	Without an allowance
(in millions)			Total			Total
Nonperforming loans:
Other residential mortgages	$38	$1	$39	$57	$—	$57
Wealth management mortgages	8	17	25	10	20	30
Commercial real estate	12	42	54	1	—	1
Total nonperforming loans	58	60	118	68	20	88
Other assets owned	—	2	2	—	1	1
Total nonperforming assets	$58	$62	$120	$68	$21	$89

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2021				Dec. 31, 2020
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	≥90		30-59	60-89	≥90
Wealth management mortgages	$24	$—	$—	$24	$12	$1	$—	$13
Wealth management loans	33	—	—	33	42	—	—	42
Commercial real estate	3	—	—	3	19	16	—	35
Financial institutions	31	—	—	31	11	—	—	11
Other residential mortgages	2	1	—	3	3	1	—	4
Total past due loans	$93	$1	$—	$94	$87	$18	$—	$105

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Loan modifications

Due to the coronavirus pandemic, there have been two forms of relief provided for classifying loans as TDRs: The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the relevant provisions of which were extended by the Consolidated Appropriations Act, 2021, and the Interagency Guidance. See Note 1 for additional details on the CARES Act, Consolidated Appropriations Act of 2021 and Interagency Guidance. Financial institutions may account for eligible loan modifications either under the CARES Act or the Interagency Guidance. The Company elected to apply both the CARES Act and the Interagency Guidance, as applicable, in providing borrowers with loan modification relief in response to the coronavirus pandemic. We modified loans of $104 million in 2021 and $404 million in 2020. Nearly all of the modifications were short-term loan payment forbearances or modified principal and/or interest payments. These loans were primarily residential mortgage and commercial real estate loans. In 2020, we also modified loans of $56 million in 2020, a majority of which were commercial real estate loans, by providing long-term loan payment modifications and an extension of maturity. We did not identify any of the modifications as TDRs. There were no long-term modifications in 2021. The unpaid principal balance of the loans modified under the CARES Act or Interagency Guidance was $150 million at Dec. 31, 2021 and $92 million at Dec. 31, 2020.

Credit quality indicators

Our credit strategy is to focus on investment-grade clients that are active users of our non-credit services. Each customer is assigned an internal credit rating, which is mapped to an external rating agency grade equivalent, if possible, based upon a number of dimensions, which are continually evaluated and may change over time.

The table below provides information about the credit profile of the loan portfolio by the period of origination.

Credit profile of the loan portfolio							Dec. 31, 2021
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2021	2020	2019	2018	2017	Prior to 2017			Total (a)
Commercial:
Investment grade	$348	$20	$—	$8	$145	$—	$1,450	$—	$1,971
Non-investment grade	81	—	—	—	—	—	76	—	157
Total commercial	429	20	—	8	145	—	1,526	—	2,128	$1
Commercial real estate:
Investment grade	1,577	528	683	173	298	601	205	—	4,065
Non-investment grade	660	97	568	351	50	95	121	26	1,968
Total commercial real estate	2,237	625	1,251	524	348	696	326	26	6,033	7
Financial institutions:
Investment grade	705	—	—	—	—	60	8,015	—	8,780
Non-investment grade	20	—	—	—	—	—	1,432	—	1,452
Total financial institutions	725	—	—	—	—	60	9,447	—	10,232	11
Wealth management loans
Investment grade	117	18	73	6	104	122	9,320	—	9,760
Non-investment grade	1	—	—	—	—	—	31	—	32
Total wealth management loans	118	18	73	6	104	122	9,351	—	9,792	12
Wealth management mortgages	2,058	1,008	855	542	885	2,838	14	—	8,200	14
Lease financings	25	67	15	10	2	612	—	—	731	—
Other residential mortgages	—	—	—	—	—	299	—	—	299	1
Capital call financing	—	—	—	—	—	—	2,284	—	2,284	3
Other loans	—	—	—	—	—	—	2,541	—	2,541	2
Margin loans	7,697	—	—	—	—	—	14,790	—	22,487	10
Total loans	$13,289	$1,738	$2,194	$1,090	$1,484	$4,627	$40,279	$26	$64,727	$61
(a)    Excludes overdrafts of $3,060 million. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.

BNY Mellon 143

Notes to Consolidated Financial Statements (continued)

Credit profile of the loan portfolio							Dec. 31, 2020
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2020	2019	2018	2017	2016	Prior to 2016			Total (a)
Commercial:
Investment grade	$128	$18	$71	$420	$57	$—	$493	$—	$1,187
Non-investment grade	142	—	6	—	—	—	94	—	242
Total commercial	270	18	77	420	57	—	587	—	1,429	$2
Commercial real estate:
Investment grade	778	1,010	458	543	312	346	91	—	3,538
Non-investment grade	285	619	643	159	376	144	229	27	2,482
Total commercial real estate	1,063	1,629	1,101	702	688	490	320	27	6,020	8
Financial institutions:
Investment grade	132	146	47	125	13	156	8,646	—	9,265
Non-investment grade	84	36	—	—	—	—	1,746	—	1,866
Total financial institutions	216	182	47	125	13	156	10,392	—	11,131	12
Wealth management loans
Investment grade	18	85	11	147	59	112	7,716	—	8,148
Non-investment grade	—	—	—	—	—	—	54	—	54
Total wealth management loans	18	85	11	147	59	112	7,770	—	8,202	11
Wealth management mortgages	1,117	1,044	637	1,188	1,515	2,546	38	—	8,085	16
Lease financings	116	18	14	9	20	813	—	—	990	—
Other residential mortgages	—	—	—	—	—	389	—	—	389	1
Capital call financing	—	—	—	—	—	—	220	—	220	—
Other loans	—	—	—	—	—	—	1,904	—	1,904	1
Margin loans	4,614	—	—	—	—	—	10,802	—	15,416	8
Total loans	$7,414	$2,976	$1,887	$2,591	$2,352	$4,506	$32,033	$27	$53,786	$59
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

Financial institutions

Financial institution exposures are high quality, with 96% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2021. In addition, 66% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody. The exposure to financial institutions is generally short term, with 87% expiring within one year.

Wealth management loans

Wealth management loans are not typically rated by external rating agencies. A majority of the wealth management loans are secured by the customers’ investment management accounts or custody accounts. Eligible assets pledged for these loans are typically investment grade fixed-income securities, equities and/or mutual funds. Internal ratings for this portion of the wealth management loan portfolio, therefore, would equate to investment grade external

144 BNY Mellon

Notes to Consolidated Financial Statements (continued)

ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portion of wealth management loan portfolio to be investment grade.

Wealth management mortgages

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Delinquency rate is a key indicator of credit quality in the wealth management portfolio. At Dec. 31, 2021, less than 1% of the mortgages were past due.

At Dec. 31, 2021, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 21%; New York – 16%; Florida – 9%; Massachusetts – 9%; and other – 45%.

Lease financings

At Dec. 31, 2021, the lease financings portfolio consisted of exposures backed by well-diversified assets, primarily large-ticket transportation equipment and real estate. The largest components of our lease residual value exposure were to aircraft and freight-related rail cars. Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $299 million at Dec. 31, 2021 and $389 million at Dec. 31, 2020. These loans are not typically correlated to external ratings.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $3.1 billion at Dec. 31, 2021 and $2.7 billion Dec. 31, 2020. Overdrafts occur on a daily basis and are generally repaid within two business days.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $22.5 billion of secured margin loans at Dec. 31, 2021, compared with $15.4 billion at Dec. 31, 2020. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

Reverse repurchase agreements

Reverse repurchase agreements at Dec. 31, 2021 and Dec. 31, 2020 were fully secured with high quality collateral. As a result, there was no allowance for credit losses related to these assets at Dec. 31, 2021 and Dec. 31, 2020.

Note 6–Leasing

We have operating and finance leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms up to 17 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

The table below presents the consolidated balance sheet information related to operating and finance leases.

Balance sheet information	Dec. 31, 2021			Dec. 31, 2020
(dollars in millions)	Operating leases	Finance leases	Total	Operating leases	Finance leases	Total
ROU assets (a)	$1,250	$34	$1,284	$1,432	$11	$1,443
Lease liability (b)	$1,461	$24	$1,485	$1,669	$11	$1,680

Weighted average:
Remaining lease term	10.5 years	0.9 years		10.8 years	1.1 years
Discount rate (annualized)	2.62%	0.97%		2.55%	0.29%
(a)    Included in premises and equipment on the consolidated balance sheet.
(b)    Operating lease liabilities are included in other liabilities and finance lease liabilities are included in other borrowed funds, both on the consolidated balance sheet.

The table below presents the components of lease expense.

Lease expense	Year ended Dec. 31,
(in millions)	2021	2020	2019
Operating lease expense	$236	$263	$266
Variable lease expense	39	47	39
Sublease income	(33)	(35)	(33)
Finance lease expense:
Amortization of ROU assets	3	1	7
Total lease expense	$245	$276	$279

The table below presents cash flow information related to leases.

Cash flow information	Year ended Dec. 31,
(in millions)	2021	2020	2019
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$260	$284	$285
Financing cash flows from finance leases	$13	$1	$20

See Note 26 for information on non-cash operating and/or finance lease transactions.

The table below presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating leases	Finance leases
(in millions)
For the year ended Dec. 31,
2022	$225	$24
2023	194	—
2024	147	—
2025	139	—
2026	146	—
2027 and thereafter	825	—
Total lease payments	1,676	24
Less: Imputed interest	215	—
Total	$1,461	$24

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 7–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business segment.

Goodwill by business segment (a) (in millions)	Securities Services (a)	Market and Wealth Services (a)	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2019	$6,912	1,420	$9,007	$47	$17,386
Foreign currency translation	74	3	33	—	110
Other (b)	47	—	—	(47)	—
Balance at Dec. 31, 2020	$7,033	$1,423	$9,040	$—	$17,496
Acquisitions (dispositions)	87	12	(5)	—	94
Foreign currency translation	(58)	—	(20)	—	(78)
Balance at Dec. 31, 2021	$7,062	$1,435	$9,015	$—	$17,512
(a)    Prior periods have been revised to reflect the 2021 resegmentation.
(b)    Reflects the transfer of goodwill associated with the Capital Markets business.

Total goodwill increased in 2021 compared with 2020 primarily reflecting acquisitions, offset by the impact of foreign currency translation on non-U.S. dollar denominated goodwill.

Intangible assets

The table below provides a breakdown of intangible assets by business segment.

Intangible assets – net carrying amount by business segment (a) (in millions)	Securities Services (a)	Market and Wealth Services (a)	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2019	$227	$451	$1,580	$849	$3,107
Acquisition	—	—	2	—	2
Amortization	(34)	(37)	(33)	—	(104)
Foreign currency translation	1	—	6	—	7
Balance at Dec. 31, 2020	$194	$414	$1,555	$849	$3,012
Acquisitions (dispositions)	70	—	(6)	—	64
Amortization	(32)	(21)	(29)	—	(82)
Foreign currency translation	(2)	(1)	—	—	(3)
Balance at Dec. 31, 2021	$230	$392	$1,520	$849	$2,991
(a)    Prior periods have been revised to reflect the 2021 resegmentation.

Intangible assets decreased in 2021 compared with 2020 primarily reflecting amortization, partially offset by acquisitions.

BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2021				Dec. 31, 2020
(dollars in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization: (a)
Customer contracts—Securities Services (b)	$747	$(518)	$229	11 years	$683	$(489)	$194
Customer contracts—Market and Wealth Services (b)	378	(356)	22	4 years	752	(710)	42
Customer relationships—Investment and Wealth Management	568	(456)	112	9 years	705	(564)	141
Other	47	(8)	39	13 years	59	(15)	44
Total subject to amortization	1,740	(1,338)	402	10 years	2,199	(1,778)	421
Not subject to amortization: (c)
Tradenames	1,294	N/A	1,294	N/A	1,295	N/A	1,295
Customer relationships	1,295	N/A	1,295	N/A	1,296	N/A	1,296
Total not subject to amortization	2,589	N/A	2,589	N/A	2,591	N/A	2,591
Total intangible assets	$4,329	$(1,338)	$2,991	N/A	$4,790	$(1,778)	$3,012
(a)    Excludes fully amortized intangible assets.
(b)    Prior periods have been revised to reflect the 2021 resegmentation.
(c)    Intangible assets not subject to amortization have an indefinite life.
N/A – Not applicable.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2022	$68
2023	58
2024	50
2025	43
2026	34

Impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

BNY Mellon’s business segments include six reporting units for which goodwill impairment testing is performed on an annual basis. As a result of the annual goodwill impairment test of the six reporting units conducted in the second quarter of 2021, no goodwill impairment was recognized.

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 8–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2021	2020
Corporate/bank-owned life insurance	$5,359	$5,301
Accounts receivable	4,178	3,619
Software	2,096	1,884
Prepaid pension assets	1,946	1,556
Fails to deliver	1,561	1,371
Qualified affordable housing project investments	1,153	1,145
Renewable energy investments	1,027	1,206
Equity method investments	939	921
Income taxes receivable	538	599
Prepaid expense	476	477
Federal Reserve Bank stock	472	479
Assets of consolidated investment management funds	462	487	(a)
Other equity investments (b)	449	290
Seed capital (c)	357	365
Fair value of hedging derivatives	206	19
Other (d)	1,190	1,236
Total other assets	$22,409	$20,955	(a)
(a)    In 2021, we reclassified the assets of consolidated investment management funds, at fair value, to other assets. See Note 2 for additional information.
(b)    Includes strategic equity, private equity and other investments.
(c)    Includes investments in BNY Mellon funds which hedge deferred incentive awards.
(d)    At Dec. 31, 2021 and Dec. 31, 2020, other assets include $7 million and $7 million, respectively, of Federal Home Loan Bank stock, at cost.

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The observable price changes are recorded in investment and other revenue on the consolidated income statement. Our non-readily marketable equity securities totaled $264 million at Dec. 31, 2021 and $129 million at Dec. 31, 2020 and are included in other equity investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Adjustments on non-readily marketable equity securities				Life-to-date
(in millions)	2021	2020	2019
Upward adjustments	$105	$21	$4	$158
Downward adjustments	—	—	(3)	(4)
Net adjustments	$105	$21	$1	$154

Qualified affordable housing project investments

We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. Our total investment in qualified affordable housing projects totaled $1.2 billion at Dec. 31, 2021 and $1.1 billion at Dec. 31, 2020. Commitments to fund future investments in qualified affordable housing projects totaled $543 million at Dec. 31, 2021 and $514 million at Dec. 31, 2020 and are recorded in other liabilities on the consolidated balance sheet. A summary of the commitments to fund future investments is as follows: 2022 – $224 million; 2023 – $195 million; 2024 – $97 million; 2025 – $2 million; 2026 – $1 million; and 2027 and thereafter – $24 million.

Tax credits and other tax benefits recognized were $148 million in 2021, $137 million in 2020 and $148 million in 2019.

Amortization expense included in the provision for income taxes was $124 million in 2021, $113 million in 2020 and $121 million in 2019.

Investments valued using net asset value (“NAV”) per share

In our Investment and Wealth Management business segment, we make seed capital investments in certain funds we manage. We also hold private equity investments, primarily small business investment companies (“SBICs”), which are compliant with the Volcker Rule, and certain other corporate investments. Seed capital, private equity and other corporate investments are included in other assets on the consolidated balance sheet. The fair value of certain of these investments was estimated using the NAV per share for our ownership interest in the funds.

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2021		Dec. 31, 2020
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a)	$59	$21	$52	$22
Private equity investments (b)	113	61	102	52
Other (c)	46	—	47	—
Total	$218	$82	$201	$74
(a)    Primarily includes leveraged loans and structured credit funds, which are generally not redeemable. Distributions from such investments will be received as the underlying investments in the funds, which have lives of three to 11 years at both Dec. 31, 2021 and Dec. 31, 2020, are liquidated.
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

Note 9–Deposits

Time deposits in denominations of $250,000 or more totaled $549 million at Dec. 31, 2021 and $1.2 billion at Dec. 31, 2020.

At Dec. 31, 2021, the scheduled maturities of total time deposits are $576 million in 2022, $2 million in 2023 and $1 million in 2024. No time deposits are scheduled to mature after 2024.

Note 10–Contract revenue

Fee and other revenue in the Securities Services, Market and Wealth Services and Investment and Wealth Management business segments is primarily variable, based on levels of assets under custody and/or administration (“AUC/A”), assets under management (“AUM”) and the level of client-driven transactions, as specified in fee schedules.

Investment services fees are based primarily on the market value of AUC/A; client accounts, balances and the volume of transactions; securities lending volume and spreads; and fees for other services. Certain fees based on the market value of assets are calculated in arrears on a monthly or quarterly basis. Investment services fees also include transaction-based fees, which are driven by customer actions and are delivered at a point-in-time. These transaction-based fees are generally recognized on trade date. Other contractual investment services fees are driven by the amount of AUC/A or the number of accounts or securities positions and are billed on a monthly or quarterly basis.

Substantially all services within the Securities Services and Market and Wealth Services business segments are provided over time. Revenue on these services is recognized using the time elapsed method, equal to the expected invoice amount, which typically represents the value provided to the customer for our performance completed to date.

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

See Note 24 for additional information on our principal business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, and the primary services provided.

150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Disaggregation of contract revenue

Contract revenue is included in fee and other revenue on the consolidated income statement. The following tables present fee and other revenue related to contracts with customers, disaggregated by type of fee revenue, for each business segment. Business segment data has been determined on an internal management basis of accounting, rather than GAAP which is used for consolidated financial reporting.

Disaggregation of contract revenue by business segment
	Year ended Dec. 31,
	2021					2020 (a)
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,919	$3,284	$100	$(70)	$8,233	$4,681	$3,262	$96	$(53)	$7,986
Investment management and performance fees	—	18	3,553	(19)	3,552	—	17	3,373	(17)	3,373
Financing-related fees	19	48	—	1	68	18	59	2	1	80
Distribution and servicing fees	5	(5)	113	(1)	112	4	(26)	137	—	115
Investment and other revenue	132	4	(35)	—	101	160	79	(148)	1	92
Total fee and other revenue – contract revenue	5,075	3,349	3,731	(89)	12,066	4,863	3,391	3,460	(68)	11,646
Fee and other revenue – not in scope of ASC 606 (b)(c)	743	234	118	140	1,235	815	187	35	139	1,176
Total fee and other revenue	$5,818	$3,583	$3,849	$51	$13,301	$5,678	$3,578	$3,495	$71	$12,822
(a)    Restated to reflect the 2021 business segment reclassifications. There was no impact on total fee and other revenue, by type or in aggregate. See Note 24 for additional information related to the reclassifications.
(b)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees, investment and other revenue and net securities gains (losses), all of which are accounted for using other accounting guidance.
(c)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $12 million in 2021 and $9 million in 2020.

Disaggregation of contract revenue by business segment	Year ended Dec. 31, 2019 (a)
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,626	$3,112	$86	$(34)	$7,790
Investment management and performance fees	1	16	3,389	(16)	3,390
Financing-related fees	14	45	—	1	60
Distribution and servicing fees	9	(58)	178	—	129
Investment and other revenue	150	132	(197)	—	85
Total fee other revenue – contract revenue	4,800	3,247	3,456	(49)	11,454
Fee and other revenue – not in scope of ASC 606 (b)(c)	661	218	29	886	1,794
Total fee and other revenue	$5,461	$3,465	$3,485	$837	$13,248
(a)    Restated to reflect the 2021 business segment reclassifications. There was no impact on total fee and other revenue, by type or in aggregate. See Note 24 for additional information related to the reclassifications.
(b)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees, investment and other revenue and net securities gains (losses), all of which are accounted for using other accounting guidance.
(c)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $26 million in 2019.

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.5 billion at Dec. 31, 2021 and $2.4 billion at Dec. 31, 2020.
Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $42 million at Dec. 31, 2021 and $32 million at Dec. 31, 2020. Accrued revenues recorded as contract assets are usually billed on an annual basis.

BNY Mellon 151

Notes to Consolidated Financial Statements (continued)

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $163 million at Dec. 31, 2021 and $167 million at Dec. 31, 2020. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2021 relating to contract liabilities as of Dec. 31, 2020 was $113 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $64 million at Dec. 31, 2021 and $73 million at Dec. 31, 2020. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate and typically average nine years. The amortization of capitalized sales incentives, which is primarily included in staff expense on the consolidated income statement, totaled $20 million in 2021, $21 million in 2020 and $22 million in 2019.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations, and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation, and totaled $23 million at Dec. 31, 2021 and $15 million at Dec. 31, 2020. These capitalized costs are amortized on a straight-line basis over the expected contract period, which generally ranges from seven to nine years. The amortization is included in professional, legal and other purchased services and other expenses on the consolidated income statement and totaled $1 million in 2021 and $5 million in 2020 and 2019.

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

Note 11–Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue	Year ended Dec. 31,
(in millions)	2021	2020	2019
Interest revenue
Deposits with the Federal Reserve and other central banks	$(77)	$50	$448
Deposits with banks	48	134	265
Federal funds sold and securities purchased under resale agreements	120	545	2,154
Loans	958	1,142	1,789
Securities:
Taxable	1,702	2,118	2,701
Exempt from federal income taxes	42	28	36
Total securities	1,744	2,146	2,737
Trading securities	52	92	155
Total interest revenue	2,845	4,109	7,548
Interest expense
Deposits in domestic offices	(27)	176	958
Deposits in foreign offices	(148)	(15)	636
Federal funds purchased and securities sold under repurchase agreements	(4)	283	1,437
Trading liabilities	8	15	35
Other borrowed funds	8	16	59
Commercial paper	—	7	55
Customer payables	(2)	28	238
Long-term debt	392	622	942
Total interest expense	227	1,132	4,360
Net interest revenue	2,618	2,977	3,188
Provision for credit losses	(231)	336	(25)
Net interest revenue after provision for credit losses	$2,849	$2,641	$3,213

152 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 12–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2021	2020	2019
Current tax expense:
Federal	$160	$465	$592
Foreign	353	407	484
State and local	107	163	113
Total current tax expense	620	1,035	1,189
Deferred tax expense (benefit):
Federal	208	(145)	(3)
Foreign	22	16	(13)
State and local	27	(64)	(53)
Total deferred tax expense (benefit)	257	(193)	(69)
Provision for income taxes	$877	$842	$1,120

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2021	2020	2019
Domestic	$2,965	$2,698	$3,516
Foreign	1,683	1,770	2,071
Income before taxes	$4,648	$4,468	$5,587

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2021	2020
Depreciation and amortization	$2,149	$2,197
Pension obligation	451	299
Other liabilities	260	233
Renewable energy investment	238	278
Securities valuation	81	118
Equity investments	58	61
Leasing	(2)	23
Other assets	(36)	(57)
Credit losses on loans	(61)	(118)
Reserves not deducted for tax	(126)	(118)
Employee benefits	(281)	(259)
U.S. foreign tax credits	(83)	(62)
Valuation allowance	83	62
Net deferred tax liability	$2,731	$2,657

As of Dec. 31, 2021, BNY Mellon had $83 million of U.S. foreign tax credit carryforwards which will begin to expire in 2029. We believe it is more likely than not that the benefit from these foreign tax credits will not be realized. Accordingly, we have recorded a valuation allowance of $83 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2021, we had approximately $1 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2021 would be up to $120 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2021	2020	2019
Federal rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	2.3	1.8	0.9
Foreign operations	0.8	1.5	2.4
Tax credits	(4.6)	(4.1)	(3.2)
Tax-exempt income	(1.0)	(1.0)	(0.7)
Federal Deposit Insurance Corporation (“FDIC”) assessment	0.3	0.3	0.2
Stock compensation	(0.1)	—	(0.4)
Other – net	0.2	(0.7)	(0.2)
Effective tax rate	18.9%	18.8%	20.0%

Unrecognized tax positions
(in millions)	2021	2020	2019
Beginning balance at Jan. 1, – gross	$119	$173	$103
Prior period tax positions:
Increases	18	45	60
Decreases	(3)	(14)	(3)
Current period tax positions	9	15	17
Settlements	(5)	(100)	(4)
Ending balance at Dec. 31, – gross	$138	$119	$173

Our total tax reserves as of Dec. 31, 2021 were $138 million compared with $119 million at Dec. 31, 2020. If these tax reserves were unnecessary, $138 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2021 is accrued interest, where applicable, of $39 million. The additional tax expense related to interest for the year ended Dec. 31, 2021 was $12 million, compared with $15 million for the year ended Dec. 31, 2020.

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12
BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

months by approximately $5 million as a result of adjustments related to tax years that are still subject to examination.
Our federal income tax returns are closed to examination through 2016. Our New York State income tax returns are closed to examination through 2014. Our New York City income tax returns are closed to examination through 2012. Our UK income tax returns are closed to examination through 2018.

Note 13–Long-term debt

Long-term debt	Dec. 31, 2021			Dec. 31, 2020
(dollars in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.35 - 3.95%	2022 - 2031	$23,053	0.35 - 4.15%	$23,429
Floating rate	0.01 - 1.26%	2023 - 2038	1,579	0.04 - 1.29%	779
Subordinated debt (a)	3.00 - 3.30%	2028 - 2029	1,299	3.00 - 7.50%	1,776
Total			$25,931		$25,984
(a)Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2022 – $2.3 billion; 2023 – $7.0 billion; 2024 – $4.9 billion; 2025 – $2.4 billion; and 2026 – $2.7 billion.

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

The following table presents the incremental assets and liabilities included in the consolidated balance sheet as of Dec. 31, 2021 and Dec. 31, 2020. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investments	Dec. 31, 2021				Dec. 31, 2020
(in millions)	Investment Management funds		Securitization	Total consolidated investments	Investment Management funds		Securitization	Total consolidated investments
Trading assets	$443		$—	$443	$482		$400	$882
Other assets	19		—	19	5		—	5
Total assets	$462	(a)	$—	$462	$487	(b)	$400	$887
Other liabilities	$3		$—	$3	$3		$400	$403
Total liabilities	$3	(a)	$—	$3	$3	(b)	$400	$403
Nonredeemable noncontrolling interests	$196	(a)	$—	$196	$143	(b)	$—	$143
(a)    Includes VMEs with assets of $187 million, liabilities of $2 million and nonredeemable noncontrolling interests of $43 million.
(b)    Includes VMEs with assets of $314 million, liabilities of $3 million and nonredeemable noncontrolling interests of $76 million.

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.
Non-consolidated VIEs

As of Dec. 31, 2021 and Dec. 31, 2020, the following assets and liabilities related to the VIEs where we are not the primary beneficiary were included in our

154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

consolidated balance sheets and primarily related to accounting for our investments in qualified affordable housing and renewable energy projects.
The maximum loss exposure indicated in the following table relates solely to our investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs	Dec. 31, 2021			Dec. 31, 2020
(in millions)	Assets	Liabilities	Maximum loss exposure	Assets	Liabilities	Maximum loss exposure
Securities – Available-for-sale (a)	$189	$—	$189	$217	$—	$217
Other	2,385	543	2,946	2,565	514	3,096
(a)    Includes investments in the Company’s sponsored CLOs.

Note 15–Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2021, 804,145,366 shares of common stock were outstanding.

Common stock repurchase program

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

In December 2020, the Federal Reserve released the results of the second round of CCAR stress tests and extended the restriction on common stock dividends and open market common share repurchases applicable to participating CCAR firms, including us, to the first quarter of 2021, with certain modifications.

In March 2021, the Federal Reserve extended these restrictions through the second quarter of 2021. The temporary restrictions on dividends and share repurchases ended for BNY Mellon after June 30, 2021. After these temporary restrictions were lifted, BNY Mellon continued to be subject to the stress capital buffer framework, which would impose restrictions on capital distributions on an incremental basis if BNY Mellon’s risk-based capital ratios decline into the buffer zone.

The Company declared its common stock dividend for the first quarter of 2021 and was authorized during the quarter to conduct open market common share repurchases in an amount up to approximately $625 million under the Federal Reserve’s modified distribution limitation.

In June 2021, in connection with the Federal Reserve’s release of the 2021 CCAR stress tests, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $6.0 billion of common shares beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022. This new share repurchase plan replaced all previously authorized share repurchase plans.

In July 2021, our Board of Directors approved a 10% increase in the quarterly cash dividend on common stock, from $0.31 to $0.34 per share.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions. In 2021, we repurchased 89.7 million common shares at an average price of $50.91 per common share for a total of $4.6 billion. At Dec. 31, 2021, the maximum dollar value of shares that can be purchased under the 2021 share repurchase program, including employee benefit plan repurchases, totaled $2.75 billion.

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

Preferred stock

The Parent has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes the Parent’s preferred stock issued and outstanding at Dec. 31, 2021 and Dec. 31, 2020.

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
	Per annum dividend rate
Series A	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	5,001	5,001	$500	$500
Series D	4.50% to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	5,000	5,000	494	494
Series E	4.950% to but excluding June 20, 2020, then a floating rate equal to the three-month LIBOR plus 3.42%	—	10,000	—	990
Series F	4.625% to but excluding Sept. 20, 2026, then a floating rate equal to the three-month LIBOR plus 3.131%	10,000	10,000	990	990
Series G	4.700% to but excluding Sept. 20, 2025, then a floating rate equal to the five-year treasury rate plus 4.358%	10,000	10,000	990	990
Series H	3.700% to but excluding March 20, 2026, then a floating rate equal to the five-year treasury rate plus 3.352%	5,825	5,825	577	577
Series I	3.750% to but excluding Dec. 20, 2026, then a floating rate equal to the five-year treasury rate plus 2.630%	13,000	—	1,287	—
Total		48,826	45,826	$4,838	$4,541
(a)    All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.
(b)    The carrying value of the Series D, Series E, Series F, Series G, Series H and Series I preferred stock is recorded net of issuance costs.

Holders of the Series A preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20. Holders of the Series D preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each June 20 and December 20, to but excluding June 20, 2023; and on each March 20, June 20, September 20 and December 20, from and including June 20, 2023. Holders of the Series F preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20 and September 20, to and including Sept. 20, 2026; and on each March 20, June 20, September 20 and December 20, from and including Dec. 20, 2026. Holders of the Series G preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20 and September 20. Holders of the Series H preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20, commencing on March 20, 2021. Holders of the Series I preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20, commencing on March 20, 2022.
BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of the Parent will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series D, Series F, Series G, Series H and Series I preferred stock.

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, a 100% owned financing subsidiary of the Parent, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital Securities. The Parent’s obligations under the trust and other agreements relating to Mellon Capital IV have the effect of providing a full and unconditional guarantee, on a subordinated basis, of payments due on the Normal Preferred Capital Securities. No other subsidiary of the Parent guarantees the securities of Mellon Capital IV. All of the outstanding shares of the Series D, Series F, Series G, Series H and Series I

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

preferred stock are held by the depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series D, Series F, Series G, Series H and Series I preferred stock to the holders of record of their respective depositary shares.

In December 2021, the Parent redeemed all outstanding shares of its Series E preferred stock,
100,000 liquidation preference per share. Deferred fees of approximately $10 million were realized as preferred stock dividends upon redemption.

In December 2020, the Parent redeemed all outstanding shares of its Series C preferred stock, 100,000 liquidation preference per share. Deferred fees of approximately $15 million were realized as preferred stock dividends upon redemption.

The table below presents the Parent’s preferred dividends.

Preferred dividends
(dollars in millions, except per share amounts)	Depositary shares per share		2021			2020			2019
			Per share	Total dividend		Per share	Total dividend		Per share	Total dividend
Series A	100	(a)	$4,044.44	$20		$4,055.55	$20		$4,055.55	$20
Series C	4,000		N/A	N/A		5,200.00	46	(b)	5,200.00	31
Series D	100		4,500.00	23		4,500.00	22		4,500.00	22
Series E	100		3,630.34	47	(c)	4,359.63	44		4,950.00	50
Series F	100		4,625.00	46		4,625.00	46		4,625.00	46
Series G	100		4,700.00	47		1,579.72	16		N/A	N/A
Series H	100		4,183.06	24		N/A	N/A		N/A	N/A
Total				$207			$194			$169
(a)    Represents Normal Preferred Capital Securities.
(b)    Includes deferred fees of approximately $15 million related to the redemption of the Series C preferred stock.
(c)    Includes deferred fees of approximately $10 million related to the redemption of the Series E preferred stock.
N/A – Not applicable.

The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. We may redeem the Series A preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series D preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in June 2023, the Series F preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2026, the Series G preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2025, the Series H preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in March 2026 and the Series I preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in December 2026. The Series D, Series F, Series G, Series H or Series I preferred stock can be redeemed, in whole but not in part, at any time within 90 days following a regulatory capital treatment event. Redemption of the preferred stock is subject to the prior approval of the Federal Reserve.

Temporary equity

Temporary equity was $161 million at Dec. 31, 2021 and $176 million at Dec. 31, 2020. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2021 and Dec. 31, 2020, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2021	2020
Consolidated regulatory capital ratios:
Common Equity Tier 1 (“CET1”) ratio	11.2%	13.1%
Tier 1 capital ratio	14.0	15.8
Total capital ratio	14.9	16.7
Tier 1 leverage ratio	5.5	6.3
Supplementary leverage ratio (“SLR”) (b)(c)	6.6	8.6

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	16.5%	17.1%
Tier 1 capital ratio	16.5	17.1
Total capital ratio	16.5	17.3
Tier 1 leverage ratio	6.0	6.4
SLR (b)	7.6	8.5
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
(c)    The consolidated SLR at Dec. 31, 2020 reflects the temporary exclusion of U.S. Treasury securities from the total leverage exposure. The temporary exclusion ceased to apply beginning April 1, 2021.

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. If a BHC such as BNY Mellon, or a bank such as The Bank of New York Mellon or BNY Mellon, N.A., fails to satisfy minimum capital requirements or qualify as “adequately capitalized,” regulatory sanctions and limitations will be imposed.

The following table presents our capital components and risk-weighted assets (“RWAs”) determined under the Standardized and Advanced Approaches, the average assets used for leverage capital purposes and leverage exposure used for SLR purposes.

Regulatory capital ratio components	Dec. 31,
(in millions)	2021	2020
CET1:
Common shareholders’ equity	$38,196	$41,260
Adjustments for:
Goodwill and intangible assets (a)	(18,649)	(18,697)
Net pension fund assets	(400)	(319)
Equity method investments	(300)	(306)
Deferred tax assets	(55)	(54)
Other	(46)	(9)
Total CET1	18,746	21,875
Other Tier 1 capital:
Preferred stock	4,838	4,541
Other	(99)	(106)
Total Tier 1 capital	$23,485	$26,310

Tier 2 capital:
Subordinated debt	$1,248	$1,248
Allowance for credit losses	250	490
Other	(11)	(10)
Total Tier 2 capital – Standardized Approach	1,487	1,728
Excess of expected credit losses	—	247
Less: Allowance for credit losses	250	490
Total Tier 2 capital – Advanced Approaches	$1,237	$1,485

Total capital:
Standardized Approach	$24,972	$28,038
Advanced Approaches	$24,722	$27,795

Risk-weighted assets:
Standardized Approach	$167,608	$163,848
Advanced Approaches:
Credit Risk	$98,310	$98,262
Market Risk	3,069	4,226
Operational Risk	63,688	63,938
Total Advanced Approaches	$165,067	$166,426

Average assets for Tier 1 leverage ratio	$430,102	$417,982
Total leverage exposure for SLR	$354,033	$304,823
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2021
(in millions)	Consolidated	(a)	The Bank of New York Mellon
CET1	$4,499		$12,436	(a)
Tier 1 capital	6,724		10,465	(a)
Total capital	4,859		7,890	(a)
Tier 1 leverage ratio	6,281		3,752	(b)
SLR	5,783		4,606	(b)
(a)    Based on minimum required standards, with applicable buffers.
(b)    Based on well capitalized standards.

158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 16–Other comprehensive income (loss)

Components of other comprehensive (loss) income	Year ended Dec. 31,
	2021			2020			2019
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$(313)	$(63)	$(376)	$441	$67	$508	$135	$16	$151
Total foreign currency translation	(313)	(63)	(376)	441	67	508	135	16	151
Unrealized (loss) gain on assets available-for-sale:
Unrealized (loss) gain arising during the period	(1,515)	368	(1,147)	1,573	(371)	1,202	680	(168)	512
Reclassification adjustment (b)	(5)	1	(4)	(33)	8	(25)	18	(4)	14
Net unrealized (loss) gain on assets available-for-sale	(1,520)	369	(1,151)	1,540	(363)	1,177	698	(172)	526
Defined benefit plans:
Prior service cost arising during the period	—	—	—	—	—	—	(1)	—	(1)
Net gain (loss) arising during the period	296	(77)	219	(138)	31	(107)	(121)	34	(87)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	113	(25)	88	95	(18)	77	52	(18)	34
Total defined benefit plans	409	(102)	307	(43)	13	(30)	(70)	16	(54)
Unrealized (loss) gain on cash flow hedges:
Unrealized hedge gain (loss) arising during the period	3	—	3	5	(1)	4	16	(7)	9
Reclassification of net (gain) loss to net income:
Interest rate contracts – interest expense	—	—	—	—	—	—	(7)	2	(5)
Foreign exchange (“FX”) contracts – staff expense	(12)	3	(9)	1	—	1	(3)	2	(1)
Total reclassifications to net income	(12)	3	(9)	1	—	1	(10)	4	(6)
Net unrealized (loss) gain on cash flow hedges	(9)	3	(6)	6	(1)	5	6	(3)	3
Total other comprehensive (loss) income	$(1,433)	$207	$(1,226)	$1,944	$(284)	$1,660	$769	$(143)	$626
(a)    Includes the impact of hedges of net investments in foreign subsidiaries. See Note 23 for additional information.
(b)    The reclassification adjustment related to the unrealized gain (loss) on assets available-for-sale is recorded as net securities gains in investment and other revenue on the consolidated income statement. The amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost is recorded as other expense on the consolidated income statement.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2018 ending balance	$(1,915)	$(1,005)	$(52)	$(196)	$(3)	$(3,171)
Adjustment for the cumulative effect of applying ASU 2018-02 for income taxes	115	(213)	—	6	2	(90)
Adjusted balance at Jan. 1, 2019	(1,800)	(1,218)	(52)	(190)	(1)	(3,261)
Change in 2019	148	(57)	3	526	3	623
2019 ending balance	(1,652)	(1,275)	(49)	336	2	(2,638)
Impact of adopting ASU 2016-03, Financial Instruments - Credit Losses	—	—	—	(5)	—	(5)
Adjusted balance at Jan. 1, 2020	(1,652)	(1,275)	(49)	331	2	(2,643)
Change in 2020	506	(24)	(6)	1,177	5	1,658
2020 ending balance	(1,146)	(1,299)	(55)	1,508	7	(985)
Change in 2021	(378)	283	24	(1,151)	(6)	(1,228)
2021 ending balance	$(1,524)	$(1,016)	$(31)	$357	$1	$(2,213)

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

Note 17–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards, including options, to employees and directors of BNY Mellon. At Dec. 31, 2021, under the Long-Term Incentive Plan approved in April 2019, we may issue 23,481,182 new stock-based awards, all of which may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $64 million in 2021, $43 million in 2020 and $84 million in 2019.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for restricted stock and RSUs was $260 million in 2021, $188 million in 2020 and $222 million in 2019. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $62 million in 2021, $45 million in 2020 and $53 million in 2019.

BNY Mellon’s Executive Committee members were granted a target award of 648,973 performance share units (“PSUs”) in 2021, 402,486 in 2020 and 576,855 in 2019. The 2021 Executive Committee PSUs will vest based on two separate and distinct measurements, a performance condition and a market condition split 70% based on return on tangible common shareholders’ equity (“ROTCE”) and 30% on Total Shareholder Return (“TSR”). The TSR portion was valued using a Monte Carlo simulation method, while the ROTCE portion was measured based on the fair market value on the date of grant. Each condition only impacts its applicable portion (70%/30%) of the total PSU award. The performance and market conditions are measured after three years to determine the final percentage of the total PSUs to vest. The final total amount of vested PSUs will be the sum of the two separate and distinct performance and market-based portions of the PSU awards, but will be capped at 150% of the total PSUs awarded. The ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and the ROTCE portion is marked-to-market to earnings as a result of this discretion.

The 2019 and 2020 PSU awards cliff vest in three years with the number of shares that vest determined based on a payout table that references performance conditions related to average revenue growth and average operating margin, both as adjusted and subject to Human Resources and Compensation Committee discretion. These awards are classified as equity and marked-to-market to earnings as a result of this discretion.
The following table summarizes our non-vested PSU, restricted stock and RSU activity for 2021.

Non-vested PSU, restricted stock and RSU activity	Number of shares (a)	Weighted-average fair value at grant date
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2020	12,536,899	$49.35
Granted	7,557,597	42.67
Vested	(4,789,555)	51.00
Forfeited	(622,954)	45.24
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2021	14,681,987	$45.55
(a)    Includes dividend shares earned on the Executive Committee PSUs and Board of Director’s stock awards.

As of Dec. 31, 2021, $281 million of total unrecognized compensation costs related to non-vested PSUs, restricted stock and RSUs is expected to be recognized over a weighted-average period of 2.2 years.

The total fair value of restricted stock, RSUs and PSUs that vested was $240 million in 2021, $263 million in 2020 and $278 million in 2019. The actual excess tax (expense) benefit realized for the tax deductions from shares vested totaled $(8) million in 2021, $(4) million in 2020 and $11 million in 2019.

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. Generally, each option granted is exercisable between one and 10 years from the date of grant. No stock options were granted in 2021, 2020 and 2019.

Compensation costs that were charged against income were $1 million in 2021 and less than $1 million in 2020 and 2019. The income tax benefit recognized in the consolidated income statement related to compensation costs was less than $1 million in 2021, 2020 and 2019.

A summary of the status of our options as of Dec. 31, 2021, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Balance at Dec. 31, 2020	2,335,238	$23.99	0.9
Granted	—	—
Exercised	(1,910,185)	24.37
Canceled/Expired	(17,148)	27.63
Balance at Dec. 31, 2021	407,905	$22.03	0.1
Vested and expected to vest at Dec. 31, 2021	407,905	22.03	0.1
Exercisable at Dec. 31, 2021	407,905	22.03	0.1

Stock options outstanding at Dec. 31, 2021
	Options outstanding			Options exercisable (a)
Range of exercise prices	Outstanding	Weighted-average remaining contractual life (in years)	Weighted-average exercise price	Exercisable	Weighted-average exercise price
$21 to 31	407,905	0.1	$22.03	407,905	$22.03
(a)At Dec. 31, 2020 and Dec. 31, 2019, 2,335,238 and 4,143,575 options were exercisable at a weighted-average price per common share of $23.99 and $26.03, respectively.

Aggregate intrinsic value of options
(in millions)	2021	2020	2019
Outstanding at Dec. 31,	$15	$43	$101
Exercisable at Dec. 31,	$15	$43	$101

The total intrinsic value of options exercised was $48 million in 2021, $21 million in 2020 and $63 million in 2019.
Cash received from option exercises totaled $50 million in 2021, $46 million in 2020 and $65 million in 2019. The actual excess tax benefit realized for the tax deductions from options exercised totaled $8 million in 2021, $2 million in 2020 and $10 million in 2019. The tax benefits were recognized in the provision for income taxes.

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

Note 18–Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 9,100 U.S. employees and approximately 14,400 non-U.S. employees.

BNY Mellon has one qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas.

Effective June 30, 2015, the benefit accruals under the U.S. qualified and non-qualified defined benefit plans were frozen. This change resulted in no additional benefits being earned by participants in those plans based on service or pay after June 30, 2015. These plans were previously closed to new participants effective Dec. 31, 2010.

Effective Dec. 31, 2018, the benefit accruals were frozen under our largest foreign plan, which covers certain UK employees. This change resulted in no additional benefits being earned by participants in that plan based on service or pay after Dec. 31, 2018. Most UK employees currently earn benefits only on a defined contribution basis. UK employees impacted by the pension plan freeze began earning benefits on a defined contribution basis on Jan. 1, 2019.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollars in millions)	2021	2020	2021	2020	2021	2020	2021	2020
Weighted-average assumptions used to determine benefit obligations
Discount rate	3.03%	2.80%	2.11%	1.59%	3.03%	2.80%	2.15%	1.65%
Rate of compensation increase	N/A	N/A	3.43	3.12	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(5,030)	$(4,659)	$(1,614)	$(1,394)	$(156)	$(145)	$(4)	$(6)
Service cost	—	—	(14)	(12)	(1)	(1)	—	—
Interest cost	(137)	(156)	(25)	(27)	(4)	(5)	—	—
Actuarial gain (loss)	164	(455)	112	(167)	17	(14)	—	2
Benefits paid	256	240	50	47	10	9	—	—
Foreign exchange adjustment	N/A	N/A	35	(61)	N/A	N/A	1	—
Benefit obligation at end of period	(4,747)	(5,030)	(1,456)	(1,614)	(134)	(156)	(3)	(4)
Change in fair value of plan assets
Fair value at beginning of period	6,132	5,738	1,786	1,529	127	117	—	—
Actual return on plan assets	238	619	89	232	17	10	—	—
Employer contributions	15	15	12	10	10	9	—	—
Benefit payments	(256)	(240)	(50)	(47)	(10)	(9)	—	—
Foreign exchange adjustment	N/A	N/A	(30)	62	N/A	N/A	—	—
Fair value at end of period	6,129	6,132	1,807	1,786	144	127	—	—
Funded status at end of period	$1,382	$1,102	$351	$172	$10	$(29)	$(3)	$(4)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss	$1,425	$1,625	$3	$184	$44	$77	$(1)	$(1)
Prior service cost (credit)	—	—	1	2	(20)	(26)	—	—
Total loss (before tax effects)	$1,425	$1,625	$4	$186	$24	$51	$(1)	$(1)
(a)    The benefit obligation for pension benefits is the projected benefit obligation, and for healthcare benefits, it is the accumulated benefit obligation.
N/A – Not applicable.

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

A number of key assumptions and measurement date values determine pension expense. The key elements include the long-term rate of return on plan assets, the discount rate, the market-related value of plan assets and the price used to value stock in the Employee Stock Ownership Plan (“ESOP”).

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 3.03% as of Dec. 31, 2021.
The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial gains on the benefit obligation for the domestic and foreign pension plans in 2021 are primarily attributable to increases in discount rates. Actuarial losses on the benefit obligation for the domestic and foreign pension plans in 2020 are primarily attributable to decreases in discount rates.

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollars in millions)	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,710	$5,437	$5,304	$1,586	$1,415	$1,277	$123	$116	$111	N/A	N/A	N/A
Discount rate	2.80%	3.45%	4.45%	1.59%	2.02%	2.95%	2.80%	3.45%	4.45%	1.65%	2.10%	3.10%
Expected rate of return on plan assets	5.375	6.00	6.50	2.17	2.85	3.54	5.375	6.00	6.50	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	3.12	3.19	2.98	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost:
Service cost	$—	$—	$—	$14	$12	$11	$1	$1	$1	$—	$—	$—
Interest cost	137	156	178	25	27	32	4	5	6	—	—	—
Expected return on assets	(300)	(319)	(337)	(34)	(39)	(45)	(7)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	—	1	—	—	(6)	(7)	(7)	—	—	—
Net actuarial loss	98	87	53	13	11	2	6	4	4	—	—	—
Settlement loss	—	—	—	1	—	—	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(65)	$(76)	$(106)	$20	$11	$—	$(2)	$(4)	$(3)	$—	$—	$—
N/A – Not applicable.

Changes in other comprehensive (income) loss in 2021	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net (gain) arising during period	$(102)	$(167)	$(27)	$—
Recognition of prior years’ net (loss)	(98)	(14)	(6)	—
Recognition of prior years’ service credit	—	(1)	6	—
Total recognized in other comprehensive (income) (before tax effects)	$(200)	$(182)	$(27)	$—
BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

	Domestic		Foreign
(in millions)	2021	2020	2021	2020
Pension benefits:
Prepaid benefit cost	$1,535	$1,272	$411	$284
Accrued benefit cost	(153)	(170)	(60)	(112)
Total pension benefits	$1,382	$1,102	$351	$172
Healthcare benefits:
Accrued benefit cost	$10	$(29)	$(3)	$(4)
Total healthcare benefits	$10	$(29)	$(3)	$(4)

The accumulated benefit obligation for all defined benefit plans was $6.2 billion at Dec. 31, 2021 and $6.6 billion at Dec. 31, 2020.

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(in millions)	2021	2020	2021	2020	2021	2020	2021	2020
Projected benefit obligation	$153	$170	$100	$459	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	39	347	N/A	N/A	N/A	N/A
Accumulated benefit obligation	153	170	82	196	$87	$94	$3	$4
Fair value of plan assets	—	—	39	113	—	—	—	—
N/A – Not applicable.

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2022 is 6.90%, decreasing to 4.04% in 2075 for pre-Medicare costs and 5.65% decreasing to 4.04% in 2075 for Medicare costs. The initial trend rate assumption represents an estimate of short term cost increases based on recent health care marketplace experience, and taking into consideration the cost characteristics of plans available to retirees. Annual increases in national health expenditures have exceeded the general growth in GDP for many years. However, there are practical limitations to how long these trends can continue. It is unrealistic to assume that health care expenditures will be allowed to consume the majority of the economy. Therefore, over the long term we expect that health care costs will be constrained by the public’s ability and willingness to pay the higher cost of health care coverage. This assumption implies that the ultimate trend rate should be related to the expected long-term growth in the economy. Therefore, we assume the ultimate rate to be comprised of real growth in per capita GDP, long-term growth attributable to technology innovations, and the assumed long-term inflation rate. The initial trend is assumed to decrease to this ultimate rate over time. These long-range trend impacts were developed using the Getzen Model of Long-Run Medical Cost Trends.
The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2022	$268	$45
	2023	276	47
	2024	282	47
	2025	277	49
	2026	275	51
	2027-2031	1,326	273
Total pension benefits		$2,704	$512
Healthcare benefits:
Year	2022	$10	$—
	2023	10	—
	2024	10	—
	2025	10	—
	2026	9	—
	2027-2031	39	1
Total healthcare benefits		$88	$1

Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2022 of $14 million for the domestic plans and $10 million for the foreign plans.

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

We expect to make cash contributions to fund our post-retirement healthcare plans in 2022 of $10 million for the domestic plans and less than $1 million for the foreign plans.
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

Our investment objective for U.S. and foreign plans is to maximize total return while maintaining a broadly diversified portfolio for the primary purpose of satisfying obligations for future benefit payments. Our plans are primarily invested in fixed income and equity securities. In general, for the domestic plan’s portfolio, fixed income securities can range from 35% to 100% of plan assets, equity securities and alternative investments can range from 0% to 65% of plan assets and cash equivalents can be held in amounts ranging from 0% to 10% of plan assets. Actual asset allocation within the approved ranges varies from time to time based on economic conditions (both current and forecast), the timing of transitional reallocations and the advice of professional advisors.

Our pension assets were invested as follows:

Asset allocations	Domestic			Foreign
	2021	2020		2021	2020
Fixed income	60%	62%		82%	82%
Equities	37	36		8	8
Alternative investments	2	2		9	9
Cash	1	—	(a)	1	1
Total pension benefits	100%	100%		100%	100%
(a)    The allocation percentage is less than 1%.

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2021 and Dec. 31, 2020. Assets of the U.S. postretirement healthcare plan are invested in an insurance contract.

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

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

quotations. The fair value of the funds is based on the securities in the portfolio, which typically are the amount that the fund might reasonably expect to receive for the securities upon a sale. These funds are valued using observable inputs on either a daily or monthly basis. Collective trust funds are included in Level 2 of the valuation hierarchy.

Fixed-income investments

Fixed-income investments include U.S. Treasury securities, U.S. government agencies, sovereign government obligations, state and political subdivisions, U.S. corporate bonds, supranational and foreign corporate debt funds. U.S. Treasury and certain sovereign debt securities that are actively traded in highly liquid over-the-counter (“OTC”) markets are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. government agencies, sovereign government obligations, state and political subdivisions, U.S. corporate bonds, supranational and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. government agencies, sovereign government obligations, state and political subdivisions, U.S. corporate bonds, supranational and foreign corporate debt funds are primarily included in Level 2 of the valuation hierarchy.

Other assets measured at NAV per share, as a practical expedient

Other assets measured at NAV, as a practical expedient, include funds of funds, venture capital and partnership interests and other funds. There are no readily available market quotations for these funds. The fair value of the funds of funds is based on NAVs of the funds in the portfolio, which reflects the value of the underlying investments held by the fund, less its liabilities. The fair value of the underlying investments is typically the amount that the fund might reasonably expect to receive upon selling those hard to value or illiquid investments within the portfolios. These funds are either valued on a daily or monthly basis. The fair value of the venture capital and partnership interests is based on the pension plan’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2021 and Dec. 31, 2020, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,115	$—	$—	$1,115
Non-U.S. equity	213	—	—	213
Collective trust funds:
U.S. equity	—	615	—	615
Commingled	—	588	—	588
Fixed income:
U.S. corporate bonds	—	2,863	—	2,863
U.S. Treasury securities	342	—	—	342
State and political subdivisions	—	115	—	115
Sovereign government obligations	6	46	—	52
U.S. government agencies	—	39	—	39
Supranational	—	12	—	12
Other	—	18	—	18
Total domestic plan assets in the fair value hierarchy	$1,676	$4,296	$—	$5,972
Other assets measured at NAV:
Funds of funds				150
Venture capital and partnership interests				7
Total domestic plan assets, at fair value				$6,129

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$1,325	$—	$1,325
Equity funds	—	154	—	154
Sovereign/government obligation funds	—	147	—	147
Cash and currency	18	—	—	18
Total foreign plan assets in the fair value hierarchy	$18	$1,626	$—	$1,644
Other assets measured at NAV				163
Total foreign plan assets, at fair value				$1,807

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$578	$—	$—	$578
Non-U.S. equity	147	—	—	147
Collective trust funds:
U.S. equity	—	1,285	—	1,285
Commingled	—	712	—	712
Fixed income:
U.S. corporate bonds	—	2,866	—	2,866
U.S. Treasury securities	228	—	—	228
State and political subdivisions	—	50	—	50
Sovereign government obligations	—	47	—	47
U.S. government agencies	—	31	—	31
Other	—	37	—	37
Mutual funds	1	—	—	1
Total domestic plan assets in the fair value hierarchy	$954	$5,028	$—	$5,982
Other assets measured at NAV:
Funds of funds				135
Venture capital and partnership interests				15
Total domestic plan assets, at fair value				$6,132

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$1,305	$—	$1,305
Sovereign/government obligation funds	—	156	—	156
Equity funds	—	146	—	146
Cash and currency	21	—	—	21
Total foreign plan assets in the fair value hierarchy	$21	$1,607	$—	$1,628
Other assets measured at NAV				158
Total foreign plan assets, at fair value				$1,786

Other assets measured at NAV per share, as a practical expedient

Certain pension and post-retirement plan assets are invested in funds of funds, venture capital and partnership interests and other contracts valued using NAV, as a practical expedient. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.

Assets valued using NAV at Dec. 31, 2021
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$150	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	128	$—	N/A	N/A
Other contracts (c)	42	—	N/A	N/A
Total	$320	$—

Assets valued using NAV at Dec. 31, 2020
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$135	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	138	—	N/A	N/A
Other contracts (c)	35	—	N/A	N/A
Total	$308	$—
(a)Funds of funds includes multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons.
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

Under The Bank of New York Mellon Corporation 401(k) Savings Plan for 2021, the Company matched dollar for dollar participant contributions up to 7% of an employee’s eligible base pay with a monetary limit of $16,000 per participant. In addition, an annual non-elective contribution of $750 was made to participants earning less than $100,000 a year who are credited with at least one year of service in 2021. For 2020 and 2019, the Company matched 100% of the first 4% of an employee’s eligible base pay plus 50% of the next 2% of eligible pay contributed by the participant for a maximum matching contribution of 5%, subject to statutory limits. In addition, annual non-elective contributions equal to 2% of eligible base pay were made in 2020 and 2019.

BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2021 and Dec. 31, 2020, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 9.5 million and 10.8 million shares of our common stock, respectively. The fair value of total assets was $9.4 billion at Dec. 31, 2021 and $8.2 billion at Dec. 31, 2020. We recorded expenses of $258 million in 2021, $249 million in 2020 and $244 million in 2019, primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2021 and Dec. 31, 2020, the ESOP owned 4.0 million and 4.3 million shares of our common stock, respectively. The fair value of total ESOP assets was $236 million at Dec. 31, 2021 and $187 million at Dec. 31, 2020. The Company is not permitted to make contributions to the ESOP.

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

The payment of dividends also is limited by minimum capital requirements and buffers imposed on banks. As of Dec. 31, 2021, our bank subsidiaries exceeded these requirements.

Subsequent to Dec. 31, 2021, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $1.5 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2021, non-bank subsidiaries of the Parent had liquid assets of approximately $2.3 billion.

The bank subsidiaries declared dividends of $2.5 billion in 2021, $1.5 billion in 2020 and $3.2 billion

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

in 2019. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

In December 2020, the Federal Reserve released the results of the second round of CCAR stress tests and extended the restriction on common stock dividends and open market common stock repurchases applicable to participating CCAR BHCs, including us, to the first quarter of 2021, with certain modifications. In March 2021, the Federal Reserve extended these restrictions through the second quarter of 2021. The temporary restrictions on dividends and share repurchases ended for BNY Mellon after June 30, 2021. After these temporary restrictions were lifted, BNY Mellon continued to be subject to the stress capital buffer framework, which would impose restrictions on capital distributions on an incremental basis if BNY Mellon’s risk-based capital ratios decline into the buffer zone.

In June 2021, in connection with the Federal Reserve’s release of the 2021 CCAR stress tests, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $6.0 billion of common stock beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022. This new share repurchase plan replaced all previously authorized share repurchase plans.

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

The Parent guarantees the committed and uncommitted lines of credit of Pershing LLC and Pershing Limited subsidiaries. The Parent guarantees described above are full and unconditional and contain the standard provisions relating to parent guarantees of subsidiary debt. Additionally, the Parent guarantees or indemnifies obligations of its consolidated subsidiaries as needed. Generally, there are no stated notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. As a result, we are unable to develop an estimate of the maximum payout under these indemnifications. However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications. The Parent also guaranteed the debt issued by Mellon Funding Corporation, a wholly-owned financing subsidiary of the Company, which was dissolved in 2021. No debt issued by Mellon Funding Corporation was outstanding as of Dec. 31, 2020.

Financial data for the Parent for 2020 and 2019 includes Mellon Funding Corporation for financial reporting purposes because of the limited function of this entity and the unconditional guarantee by BNY Mellon of its obligations.

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2021	2020	2019
Dividends from bank subsidiaries	$2,490	$1,485	$3,209
Dividends from nonbank subsidiaries	1,106	1,199	2,075
Interest revenue from bank subsidiaries	—	—	4
Interest revenue from nonbank subsidiaries	30	53	153
(Loss) on securities held for sale	—	—	(11)
Other revenue	56	50	39
Total revenue	3,682	2,787	5,469
Interest expense (including $6, $30 and $64, to subsidiaries, respectively)	339	520	941
Other expense	153	168	197
Total expense	492	688	1,138
Income before income taxes and equity in undistributed net income of subsidiaries	3,190	2,099	4,331
(Benefit) for income taxes	(92)	(289)	(208)
Equity in undistributed net income:
Bank subsidiaries	282	1,278	(139)
Nonbank subsidiaries	195	(49)	41
Net income	3,759	3,617	4,441
Preferred stock dividends and redemption charge	(207)	(194)	(169)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,552	$3,423	$4,272

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2021	2020
Assets:
Cash and due from banks	$356	$330
Securities	4	6
Investment in and advances to subsidiaries and associated companies:
Banks	34,721	36,431
Other	37,748	38,064
Subtotal	72,469	74,495
Corporate-owned life insurance	786	782
Other assets	623	202
Total assets	$74,238	$75,815
Liabilities:
Deferred compensation	$435	$417
Affiliate borrowings	3,585	2,176
Other liabilities	1,283	1,866
Long-term debt	25,901	25,555
Total liabilities	31,204	30,014
Shareholders’ equity	43,034	45,801
Total liabilities and shareholders’ equity	$74,238	$75,815
Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2021	2020	2019
Operating activities:
Net income	$3,759	$3,617	$4,441
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net (income) loss of subsidiaries	(477)	(1,229)	98
Change in accrued interest receivable	75	(17)	(12)
Change in accrued interest payable	(15)	(26)	(17)
Change in taxes payable (a)	(142)	(281)	331
Other, net	(260)	368	(107)
Net cash provided by operating activities	2,940	2,432	4,734
Investing activities:
Acquisitions of, investments in, and advances to subsidiaries (b)	870	(1,442)	1,495
Net cash provided (used for) by investing activities	870	(1,442)	1,495
Financing activities:
Proceeds from issuance of long-term debt	5,186	2,993	1,745
Repayments of long-term debt	(4,250)	(3,950)	(4,250)
Change in advances from subsidiaries	820	1,195	242
Issuance of common stock	63	58	86
Issuance of preferred stock	1,287	1,567	—
Treasury stock acquired	(4,567)	(989)	(3,327)
Redemption of preferred stock	(1,000)	(583)	—
Cash dividends paid	(1,323)	(1,296)	(1,289)
Net cash (used for) financing activities	(3,784)	(1,005)	(6,793)
Change in cash and due from banks	26	(15)	(564)
Cash and due from banks at beginning of year	330	345	909
Cash and due from banks at end of year	$356	$330	$345
Supplemental disclosures
Interest paid	$354	$546	$958
Income taxes paid	—	3	2
Income taxes refunded	1	—	—
(a)    Includes payments received from subsidiaries for taxes of $21 million in 2021, $736 million in 2020 and $823 million in 2019.
(b)    Includes $10 million of cash outflows, net of $880 million of cash inflows in 2021, $3,715 million of cash outflows, net of $2,273 million of cash inflows in 2020 and $2,139 million of cash outflows, net of $3,634 million of cash inflows in 2019.

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

170 BNY Mellon

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

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include debt instruments

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

that are traded less frequently than exchange-traded securities and derivative financial instruments whose model inputs are observable in the market or can be corroborated by market-observable data. Examples in this category are MBS, corporate debt securities and OTC derivative contracts.

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

At Dec. 31, 2021, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 4.

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2021, we have no instruments included in Level 3 of the valuation hierarchy.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly structured products, where correlation risk is unobservable. As of Dec. 31, 2021, we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 23.

Seed capital

In our Investment and Wealth Management business segment, we make seed capital investments in certain funds we manage. Seed capital is generally included in other assets on the consolidated balance sheet. When applicable, we value seed capital based on the published NAV of the fund.

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

For other types of investments in funds, we consider all of the rights and obligations inherent in our ownership interest, including the reported NAV as well as other factors that affect the fair value of our interest in the fund.

Interests in securitizations

For the interests in securitizations that are classified in trading assets—equity instruments and long-term debt—we use discounted cash flow models, which generally include assumptions of projected finance charges related to the securitized assets, estimated net credit losses, prepayment assumptions and estimates of payments to third-party investors. When available, we compare our fair value estimates and assumptions to market activity and to the actual results of the securitized portfolio. These interests in securitizations matured in 2021.

Other assets measured at NAV

We hold private equity investments, primarily SBICs, which are compliant with the Volcker Rule. There are no readily available market quotations for these investment partnerships. The fair value of the SBICs is based on our ownership percentage of the fair value of the underlying investments as provided by the partnership managers.  These investments are typically valued on a quarterly basis. Our SBIC private equity investments are valued at NAV as a practical expedient for fair value.

The following tables present the financial instruments carried at fair value at Dec. 31, 2021 and Dec. 31, 2020, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2021					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
U.S. Treasury	$29,409	$—	$—	$—	$29,409
Agency RMBS	—	14,530	—	—	14,530
Sovereign debt/sovereign guaranteed	6,017	7,362	—	—	13,379
Agency commercial MBS	—	8,405	—	—	8,405
Supranational	—	7,573	—	—	7,573
Foreign covered bonds	—	6,238	—	—	6,238
CLOs	—	4,439	—	—	4,439
Non-agency commercial MBS	—	3,125	—	—	3,125
Non-agency RMBS	—	2,748	—	—	2,748
Foreign government agencies	—	2,686	—	—	2,686
U.S. government agencies	—	2,536	—	—	2,536
State and political subdivisions	—	2,514	—	—	2,514
Other ABS	—	2,190	—	—	2,190
Corporate bonds	—	2,066	—	—	2,066
Other debt securities	—	1	—	—	1
Total available-for-sale securities	35,426	66,413	—	—	101,839
Trading assets:
Debt instruments	1,447	2,750	—	—	4,197
Equity instruments	9,766	—	—	—	9,766
Derivative assets not designated as hedging:
Interest rate	6	3,253	—	(1,424)	1,835
Foreign exchange	—	6,279	—	(5,501)	778
Equity and other contracts	—	49	—	(48)	1
Total derivative assets not designated as hedging	6	9,581	—	(6,973)	2,614
Total trading assets	11,219	12,331	—	(6,973)	16,577
Other assets:
Derivative assets designated as hedging:
Foreign exchange	—	206	—	—	206
Total derivative assets designated as hedging	—	206	—	—	206
Other assets (b)	438	325	—	—	763
Total other assets	438	531	—	—	969
Assets measured at NAV (b)					218
Total assets	$47,083	$79,275	$—	$(6,973)	$119,603
Percentage of total assets prior to netting	37%	63%	—%

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2021					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$2,452	$46	$—	$—	$2,498
Equity instruments	40	—	—	—	40
Derivative liabilities not designated as hedging:
Interest rate	1	2,834	—	(2,028)	807
Foreign exchange	—	6,215	—	(4,111)	2,104
Equity and other contracts	5	211	—	(196)	20
Total derivative liabilities not designated as hedging	6	9,260	—	(6,335)	2,931
Total trading liabilities	2,498	9,306	—	(6,335)	5,469
Other liabilities
Derivative liabilities designated as hedging:
Interest rate	—	453	—	—	453
Foreign exchange	—	40	—	—	40
Total derivative liabilities designated as hedging	—	493	—	—	493
Other liabilities	1	2	—	—	3
Total other liabilities	1	495	—	—	496
Total liabilities	$2,499	$9,801	$—	$(6,335)	$5,965
Percentage of total liabilities prior to netting	20%	80%	—%
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
(b)    Includes seed capital, private equity investments and other assets.

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2020					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
U.S. Treasury	$24,894	$—	$—	$—	$24,894
Agency RMBS	—	22,347	—	—	22,347
Sovereign debt/sovereign guaranteed	5,909	6,482	—	—	12,391
Agency commercial MBS	—	9,228	—	—	9,228
Supranational	—	7,160	—	—	7,160
Foreign covered bonds	—	6,725	—	—	6,725
CLOs	—	4,703	—	—	4,703
Foreign government agencies	—	4,135	—	—	4,135
U.S. government agencies	—	3,853	—	—	3,853
Other ABS	—	3,164	—	—	3,164
Non-agency commercial MBS	—	3,017	—	—	3,017
Non-agency RMBS	—	2,326	—	—	2,326
State and political subdivisions	—	2,308	—	—	2,308
Corporate bonds	—	1,994	—	—	1,994
Commercial paper/CDs	—	249	—	—	249
Other debt securities	—	1	—	—	1
Total available-for-sale securities	30,803	77,692	—	—	108,495
Trading assets:
Debt instruments	1,803	3,868	—	—	5,671
Equity instruments (b)	5,775	—	—	—	5,775
Derivative assets not designated as hedging:
Interest rate	5	4,477	—	(1,952)	2,530
Foreign exchange	—	7,688	—	(6,392)	1,296
Equity and other contracts	—	2	—	(2)	—
Total derivative assets not designated as hedging	5	12,167	—	(8,346)	3,826
Total trading assets	7,583	16,035	—	(8,346)	15,272
Other assets:
Derivative assets designated as hedging:
Foreign exchange	—	19	—	—	19
Total derivative assets designated as hedging	—	19	—	—	19
Other assets (c)(d)	504	285	—	—	789
Total other assets	504	304	—	—	808
Assets measured at NAV (c)					201
Total assets	$38,890	$94,031	$—	$(8,346)	$124,776
Percentage of total assets prior to netting	29%	71%	—%
176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2020					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$2,287	$35	$—	$—	$2,322
Equity instruments	11	—	—	—	11
Derivative liabilities not designated as hedging:
Interest rate	2	3,878	—	(2,348)	1,532
Foreign exchange	—	7,622	—	(5,484)	2,138
Equity and other contracts	7	34	—	(13)	28
Total derivative liabilities not designated as hedging	9	11,534	—	(7,845)	3,698
Total trading liabilities	2,307	11,569	—	(7,845)	6,031
Long-term debt (b)	—	400	—	—	400
Other liabilities:
Derivative liabilities designated as hedging:
Interest rate	—	666	—	—	666
Foreign exchange	—	441	—	—	441
Total derivative liabilities designated as hedging	—	1,107	—	—	1,107
Other liabilities (d)	1	2	—	—	3
Total other liabilities	1	1,109	—	—	1,110
Total liabilities	$2,308	$13,078	$—	$(7,845)	$7,541
Percentage of total liabilities prior to netting	15%	85%	—%
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
(c)    Includes seed capital, private equity investments and other assets.
(d)    In 2021, we reclassified the assets and liabilities of consolidated investment management funds, at fair value, to other assets and other liabilities, respectively, on the consolidated balance sheet. Prior periods were reclassified to be comparable with the current period presentation. The reclassification had no impact on total assets or total liabilities. See Note 2 for additional information.

BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2021						Dec. 31, 2020
	Total carrying value (b)	Ratings (a)					Total carrying value (b)	Ratings (a)
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
(dollars in millions)
Non-agency RMBS, originated in:
2008-2021	$2,190	100%	—%	—%	—%	—%	$1,548	100%	—%	—%	—%	—%
2007	114	—	4	—	39	57	179	12	3	—	42	43
2006	181	—	24	—	33	43	237	—	23	—	40	37
2005	167	3	5	1	37	54	227	3	—	7	52	38
2004 and earlier	96	16	10	5	57	12	135	19	10	11	54	6
Total non-agency RMBS	$2,748	81%	2%	—%	8%	9%	$2,326	69%	3%	1%	16%	11%
Non-agency commercial MBS originated in:
2009-2021	$3,125	100%	—%	—%	—%	—%	$3,017	99%	1%	—%	—%	—%
Foreign covered bonds:
Canada	$2,332	100%	—%	—%	—%	—%	$2,552	100%	—%	—%	—%	—%
UK	1,141	100	—	—	—	—	1,259	100	—	—	—	—
Australia	762	100	—	—	—	—	951	100	—	—	—	—
Germany	638	100	—	—	—	—	494	100	—	—	—	—
Norway	457	100	—	—	—	—	703	100	—	—	—	—
Other	908	100	—	—	—	—	766	100	—	—	—	—
Total foreign covered bonds	$6,238	100%	—%	—%	—%	—%	$6,725	100%	—%	—%	—%	—%
Sovereign debt/sovereign guaranteed:
Germany	$3,585	100%	—%	—%	—%	—%	$2,222	100%	—%	—%	—%	—%
UK	1,969	100	—	—	—	—	1,089	100	—	—	—	—
France	1,921	100	—	—	—	—	1,697	100	—	—	—	—
Italy	1,382	—	—	100	—	—	2,010	—	—	100	—	—
Singapore	1,018	100	—	—	—	—	984	100	—	—	—	—
Spain	782	—	8	92	—	—	1,920	—	5	95	—	—
Canada	630	100	—	—	—	—	572	100	—	—	—	—
Hong Kong	531	100	—	—	—	—	29	100	—	—	—	—
Japan	363	—	100	—	—	—	408	—	100	—	—	—
Netherlands	332	100	—	—	—	—	491	100	—	—	—	—
Austria	309	100	—	—	—	—	256	100	—	—	—	—
Ireland	230	—	100	—	—	—	252	—	100	—	—	—
Other (c)	327	64	—	—	36	—	461	73	—	—	27	—
Total sovereign debt/sovereign guaranteed	$13,379	78%	5%	16%	1%	—%	$12,391	62%	6%	31%	1%	—%
Foreign government agencies:
Netherlands	$765	100%	—%	—%	—%	—%	$847	100%	—%	—%	—%	—%
Canada	566	78	22	—	—	—	511	75	25	—	—	—
France	301	100	—	—	—	—	305	100	—	—	—	—
Norway	269	100	—	—	—	—	273	100	—	—	—	—
Finland	267	100	—	—	—	—	225	100	—	—	—	—
Sweden	252	100	—	—	—	—	281	100	—	—	—	—
Germany	—	—	—	—	—	—	1,473	100	—	—	—	—
Other	266	64	36	—	—	—	220	55	45	—	—	—
Total foreign government agencies	$2,686	92%	8%	—%	—%	—%	$4,135	95%	5%	—%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    At Dec. 31, 2021 and Dec. 31, 2020, sovereign debt/sovereign guaranteed securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(c)    Includes non-investment grade sovereign debt/sovereign guaranteed securities related to Brazil of $119 million at Dec. 31, 2021 and $125 million at Dec. 31, 2020.

178 BNY Mellon

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

The following table presents the financial instruments carried on the consolidated balance sheet by caption and level in the fair value hierarchy as of Dec. 31, 2021 and Dec. 31, 2020.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2021				Dec. 31, 2020
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$42	$—	$42	$—	$48	$—	$48
Other assets (b)	—	265	—	265	—	131	—	131
Total assets at fair value on a nonrecurring basis	$—	$307	$—	$307	$—	$179	$—	$179
(a)The fair value of these loans decreased less than $1 million in 2021 and $1 million in 2020, based on the fair value of the underlying collateral, as required by guidance in ASC 326, Financial Instruments – Credit Losses, with an offset to the allowance for credit losses.
(b)Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2021 and Dec. 31, 2020, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$102,467	$—	$102,467	$102,467
Interest-bearing deposits with banks	—	16,636	—	16,636	16,630
Federal funds sold and securities purchased under resale agreements	—	29,607	—	29,607	29,607
Securities held-to-maturity	12,488	44,287	—	56,775	56,866
Loans (a)	—	67,026	—	67,026	66,860
Other financial assets	6,061	1,239	—	7,300	7,300
Total	$18,549	$261,262	$—	$279,811	$279,730
Liabilities:
Noninterest-bearing deposits	$—	$93,695	$—	$93,695	$93,695
Interest-bearing deposits	—	224,665	—	224,665	225,999
Federal funds purchased and securities sold under repurchase agreements	—	11,566	—	11,566	11,566
Payables to customers and broker-dealers	—	25,150	—	25,150	25,150
Borrowings	—	956	—	956	956
Long-term debt	—	26,701	—	26,701	25,931
Total	$—	$382,733	$—	$382,733	$383,297
(a)    Does not include the leasing portfolio.

BNY Mellon 179

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments	Dec. 31, 2020
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$141,775	$—	$141,775	$141,775
Interest-bearing deposits with banks	—	17,310	—	17,310	17,300
Federal funds sold and securities purchased under resale agreements	—	30,907	—	30,907	30,907
Securities held-to-maturity	4,120	45,104	—	49,224	47,946
Loans (a)	—	53,586	—	53,586	55,121
Other financial assets	6,252	1,160	—	7,412	7,412
Total	$10,372	$289,842	$—	$300,214	$300,461
Liabilities:
Noninterest-bearing deposits	$—	$83,854	$—	$83,854	$83,854
Interest-bearing deposits	—	257,287	—	257,287	257,691
Federal funds purchased and securities sold under repurchase agreements	—	11,305	—	11,305	11,305
Payables to customers and broker-dealers	—	25,085	—	25,085	25,085
Borrowings	—	563	—	563	563
Long-term debt	—	27,306	—	27,306	25,584
Total	$—	$405,400	$—	$405,400	$404,082
(a)    Does not include the leasing portfolio.

Note 21–Fair value option

We elected fair value as an alternative measurement for selected financial assets and liabilities that are not otherwise required to be measured at fair value, including the assets and liabilities of consolidated investment management funds, certain long-term debt and subordinated notes associated with certain equity investments.

The following table presents the assets and liabilities of consolidated investment management funds, at fair value.

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2021	2020
Assets of consolidated investment management funds:
Trading assets	$443	$482
Other assets	19	5
Total assets of consolidated investment management funds	$462	$487
Liabilities of consolidated investment management funds:
Other liabilities	$3	$3
Total liabilities of consolidated investment management funds	$3	$3

The assets and liabilities of the consolidated investment management funds are included in other assets and other liabilities on the consolidated balance sheet. We value the assets and liabilities of its consolidated investment management funds using quoted prices for identical assets or liabilities in active markets or observable inputs such as quoted prices for similar assets or liabilities. Quoted prices for either identical or similar assets or liabilities in inactive markets may also be used. Accordingly, fair value best reflects the interests BNY Mellon holds in the economic performance of the consolidated investment management funds. Changes in the fair value of the assets and liabilities are recorded as income (loss) from consolidated investment management funds, which is included in investment and other revenue in the consolidated income statement.

We elected the fair value option on $240 million of long-term debt. This long-term debt matured in 2021. The fair value of this long-term debt was $400 million at Dec. 31, 2020. The long-term debt was valued using observable market inputs and included in Level 2 of the valuation hierarchy.

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents the changes in fair value of long-term debt recorded in other trading revenue, which is included in investment and other revenue in the consolidated income statement.

Change in fair value of long-term debt (a)
	Year ended Dec. 31,
(in millions)	2021	2020	2019
Investment and other revenue - other trading revenue	$—	$(13)	$(16)
(a)    The changes in fair value were approximately offset by an economic hedge included in investment and other revenue - other trading revenue.

We elected the fair value option on $15 million of subordinated notes associated with certain equity investments. The fair value of these of subordinated notes was $15 million at Dec. 31, 2021. The subordinated notes were valued using observable market inputs and included in Level 2 of the valuation hierarchy.

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31, 2021	Dec. 31, 2020
(in millions)
Lending commitments	$46,183	$47,577
Standby letters of credit (“SBLC”) (a)	1,971	2,265
Commercial letters of credit	56	60
Securities lending indemnifications (b)(c)	487,298	469,121
(a)Net of participations totaling $128 million at Dec. 31, 2021 and $154 million at Dec. 31, 2020.
(b)Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $67 billion at Dec. 31, 2021 and $62 billion at Dec. 31, 2020.
(c)Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $48 billion at Dec. 31, 2021 and $41 billion at Dec. 31, 2020.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $27.1 billion in less than one year, $18.6 billion in one to five years and $516 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $172 million at Dec. 31, 2021 and $194 million at Dec. 31, 2020. At Dec. 31, 2021, $1.4 billion of the SBLCs will expire within one year, $601 million in one to five years and none over five years.

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

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31, 2021	Dec. 31, 2020

Investment grade	85%	82%
Non-investment grade	15%	18%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $56 million at Dec. 31, 2021 and $60 million at Dec. 31, 2020.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any. The allowance for lending-related commitments was $45 million at Dec. 31, 2021 and $121 million at Dec. 31, 2020.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $511 billion at Dec. 31, 2021 and $493 billion at Dec. 31, 2020.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2021 and Dec. 31, 2020, $67 billion and $62 billion, respectively, of borrowings at CIBC Mellon, for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $71 billion and $66 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY Mellon receives cash from and provides securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY Mellon advances cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on the settlement date. At Dec. 31, 2021, we had $2.6 billion of unsettled repurchase agreements and $9.1 billion of unsettled reverse repurchase agreements.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2021. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2021
	Loans	Unfunded commitments	Total exposure
Securities industry	$1.7	$17.5	$19.2
Asset managers	1.7	7.1	8.8
Banks	5.8	1.5	7.3
Insurance	0.2	3.4	3.6
Government	0.1	0.2	0.3
Other	0.7	0.9	1.6
Total	$10.2	$30.6	$40.8

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Commercial portfolio exposure (in billions)	Dec. 31, 2021
	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.6	$3.9	$4.5
Energy and utilities	0.4	3.9	4.3
Services and other	1.0	3.2	4.2
Media and telecom	0.1	0.9	1.0
Total	$2.1	$11.9	$14.0

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Sponsored member repo program

BNY Mellon is a sponsoring member in the Fixed Income Clearing Corporation (“FICC”) sponsored member program, where we submit eligible overnight repurchase and reverse repurchase transactions in U.S. Treasury and agency securities (“Sponsored Member Transactions”) between BNY Mellon and our sponsored member clients for novation and clearing through FICC pursuant to the FICC Government Securities Division rulebook (the “FICC Rules”). We also guarantee to FICC the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC Rules in connection with such clients’ Sponsored Member Transactions. We minimize our credit exposure under this guaranty by obtaining a security interest in our sponsored member clients’ collateral and rights under Sponsored Member Transactions. See “Offsetting assets and liabilities” in Note 23 for additional information on our repurchase and reverse repurchase agreements.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2021 and Dec. 31, 2020, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2021 and Dec. 31, 2020, we did not record any material liabilities under these arrangements.

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

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

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

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $600 million in excess of the accrued liability (if any) related to those matters. For matters where a reasonably possible loss is denominated in a foreign currency, our estimate is adjusted quarterly based on prevailing exchange rates. We do not consider potential recoveries when estimating reasonably possible losses.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Mortgage-Securitization Trusts Proceedings
The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Three actions commenced in December 2014, December 2015 and February 2017 are pending in New York federal court; and four actions commenced in May 2016, September 2021 (two related cases) and October 2021, are pending in New York state court.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC (“Pershing”) became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank, also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. On Nov. 5, 2021, the court dismissed the class action filed in New Jersey. Three lawsuits remain against Pershing in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

actions brought against Pershing. On Nov. 12, 2021, the court dismissed the class action against The Bank of New York Mellon. All the cases that have been brought in federal court against Pershing and the case brought against The Bank of New York Mellon have been consolidated in Texas federal court for discovery purposes. In July 2020, after being enjoined from pursuing claims before the Financial Industry Regulatory Authority, Inc. (“FINRA”), an investment firm filed an action against Pershing in Texas federal court. This action has been resolved. Various alleged Stanford CD purchasers asserted similar claims in FINRA arbitration proceedings.

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Mellon Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP appealed. On Aug. 4, 2021, the appellate court overturned the dismissal and sent the lawsuit to a state lower court. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On May 20, 2021, the court in one of those lawsuits entered a $3 million judgment against DTVM and Ativos. On Aug. 23, 2021, DTVM and Ativos filed an appeal of the May 20 decision. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Mellon Alocação de Patrimônio Ltda. (“Alocação de Patrimônio”), an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service (“MPF”) filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice. On Aug. 4, 2021, the appellate court overturned the dismissal and returned the lawsuit to the lower court. In addition, the Tribunal de Contas da União (“TCU”), an administrative tribunal, has initiated three proceedings with the purpose of determining liability for losses to three investment funds administered by DTVM in which Postalis was an investor. On Sept. 9, 2020, TCU rendered a decision in one of the proceedings, finding DTVM and two former Postalis directors jointly and severally liable for approximately $45 million. TCU also imposed on DTVM a fine of approximately $2 million. DTVM has filed an administrative appeal of the decision. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On March 26, 2021, DTVM and Ativos filed a lawsuit challenging the decision rendered by the Arbitration Court with respect to its jurisdiction over the case. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Alocação de Patrimônio, alleging liability for losses in another fund for which DTVM was administrator and Alocação de Patrimônio and Ativos were managers. On June 19, 2020, a lawsuit was filed in federal court in Rio de Janeiro against DTVM, Postalis, and various other defendants alleging liability against DTVM for certain Postalis losses in an investment fund of which DTVM was administrator. On Feb. 10, 2021, Postalis and another pension fund served DTVM in a lawsuit filed in Rio de Janeiro, alleging liability for losses in another investment fund for which DTVM was administrator and the other defendant was manager.

Brazilian Silverado Litigation
DTVM acts as administrator for the Fundo de Investimento em Direitos Creditórios Multisetorial Silverado Maximum (“Silverado Maximum Fund”), which invests in commercial credit receivables. On June 2, 2016, the Silverado Maximum Fund sued DTVM in its capacity as administrator, along with

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2021.

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

The available-for-sale securities hedged consist of U.S. Treasury, agency and non-agency commercial MBS, sovereign debt/sovereign guaranteed, corporate bonds and foreign covered bonds. At Dec. 31, 2021, $24.4 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $24.5 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. In fair value hedging relationships, fixed rate debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2021, $22.2 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $22.2 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 15 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as Indian rupee, British pound, euro, Hong Kong dollar, Polish zloty and Singapore dollar used in revenue and expense transactions for entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2021, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $347 million (notional), with a pre-tax gain of $2 million recorded in accumulated OCI. This gain will be reclassified to earnings over the next 12 months.

We also utilize forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. Forward points are designated as an excluded component and amortized into earnings over the hedge period. The unamortized derivative value associated with the excluded component is recognized in accumulated OCI. At Dec. 31, 2021, $141 million par value of available-for-sale securities was hedged with foreign currency forward contracts that had a notional value of $141 million.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2021, forward foreign exchange contracts with notional amounts totaling $9.9 billion were designated as net investment hedges.

From time to time, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. At Dec. 31, 2021, there were no non-derivative financial instruments hedging our net investments in foreign subsidiaries.

The following table presents the pre-tax gains (losses) related to our fair value and cash flow hedging activities recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges
(in millions)	Location of gains (losses)	2021	2020	2019
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest revenue	$786	$(627)	$(795)
Hedged item	Interest revenue	(785)	624	788
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	(646)	587	486
Hedged item	Interest expense	645	(586)	(483)
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Foreign exchange revenue	11	(9)	9
Hedged item	Foreign exchange revenue	(10)	11	(8)
Cash flow hedge of interest rate risk
Gain reclassified from OCI into income	Interest expense	—	—	7
Cash flow hedges of forecasted FX exposures
Gain (loss) reclassified from OCI into income	Staff expense	12	(1)	3
Gain (loss) recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$13	$(1)	$7
(a)    Includes gains of $1 million in 2021 and 2020 and $2 million in 2019 associated with the amortization of the excluded component. At Dec. 31, 2021 and Dec. 31, 2020, the remaining accumulated OCI balance associated with the excluded component was de minimis.

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

The following table presents the impact of hedging derivatives used in net investment hedging relationships.

Impact of derivative instruments used in net investment hedging relationships
(in millions)
Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income	Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
	2021	2020	2019		2021	2020	2019
FX contracts	$261	$(284)	$(19)	Net interest revenue	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

	Dec. 31,		Dec. 31,
(in millions)	2021	2020	2021	2020
Available-for-sale securities (b)(c)	$24,400	$17,536	$590	$1,428
Long-term debt	$22,447	$14,784	$183	$783
(a)    Includes $165 million and $177 million of basis adjustment increases on discontinued hedges associated with available-for-sale securities at Dec. 31, 2021 and Dec. 31, 2020, respectively, and $72 million and $118 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2021 and Dec. 31, 2020, respectively.
(b)    Excludes hedged items where only foreign currency risk is the designated hedged risk, as the basis adjustments related to foreign currency hedges will not reverse through the consolidated income statement in future periods. The carrying amount excluded for available-for-sale securities was $141 million at Dec. 31, 2021 and $148 million at Dec. 31, 2020.
(c)    Carrying amount represents the amortized cost.

The following table summarizes the notional amount and carrying values of our total derivative portfolio.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2021	Dec. 31, 2020
(in millions)
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$46,717	$31,360	$—	$—	$453	$666
Foreign exchange contracts	10,367	8,706	206	19	40	441
Total derivatives designated as hedging instruments			$206	$19	$493	$1,107
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$193,747	$198,865	$3,259	$4,482	$2,835	$3,880
Foreign exchange contracts	915,694	813,003	6,279	7,688	6,215	7,622
Equity contracts	9,659	5,142	49	2	211	37
Credit contracts	190	165	—	—	5	4
Total derivatives not designated as hedging instruments			$9,587	$12,172	$9,266	$11,543
Total derivatives fair value (d)			$9,793	$12,191	$9,759	$12,650
Effect of master netting agreements (e)			(6,973)	(8,346)	(6,335)	(7,845)
Fair value after effect of master netting agreements			$2,820	$3,845	$3,424	$4,805
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
(e)    Effect of master netting agreements includes cash collateral received and paid of $1,424 million and $786 million, respectively, at Dec. 31, 2021, and $1,552 million and $1,051 million, respectively, at Dec. 31, 2020.
188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Trading activities (including trading derivatives)

Our trading activities are focused on acting as a market-maker for our customers, facilitating customer trades and risk-mitigating economic hedging in compliance with the Volcker Rule. The change in the fair value of the derivatives utilized in our trading activities is recorded in foreign exchange revenue and investment and other revenue on the consolidated income statement.

The following table presents our foreign exchange revenue and other trading revenue.

Foreign exchange revenue and other trading revenue	Year ended Dec. 31,
(in millions)	2021	2020		2019
Foreign exchange revenue	$799	$774	(a)	$564	(a)
Other trading revenue	6	13	(a)	77	(a)
(a)    In 2021, we reclassified certain items within total revenue on the consolidated income statement and reclassified prior periods to be comparable with the current period presentation. See Note 2 for additional information.

Foreign exchange revenue includes income from purchasing and selling foreign currencies, currency forwards, futures and options as well as foreign currency remeasurement. Other trading revenue reflects results from trading in cash instruments, including fixed income and equity securities, and trading and economic hedging activity with non-foreign exchange derivatives.

We also use derivative financial instruments as risk-mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and were gains of $35 million in 2021, $22 million in 2020 and $36 million in 2019.

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

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

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

	Dec. 31, 2021	Dec. 31, 2020
(in millions)
Aggregate fair value of OTC derivatives in net liability positions (a)	$3,606	$5,235
Collateral posted	$5,388	$5,568
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

Potential close-out exposures (fair value) (a)
	Dec. 31, 2021	Dec. 31, 2020
(in millions)
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$56	$79
Baa2/BBB	$563	$813
Ba1/BB+	$1,778	$2,859
(a)    The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.
(b)    Represents ratings by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2021 and Dec. 31, 2020, existing collateral arrangements would have required us to post additional collateral of $71 million and $41 million, respectively.

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2021
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$2,132	$1,424		$708	$206	$—	$502
Foreign exchange contracts	6,122	5,501		621	69	—	552
Equity and other contracts	48	48		—	—	—	—
Total derivatives subject to netting arrangements	8,302	6,973		1,329	275	—	1,054
Total derivatives not subject to netting arrangements	1,491	—		1,491	—	—	1,491
Total derivatives	9,793	6,973		2,820	275	—	2,545
Reverse repurchase agreements	72,661	54,709	(b)	17,952	17,922	—	30
Securities borrowing	11,655	—		11,655	11,036	—	619
Total	$94,109	$61,682		$32,427	$29,233	$—	$3,194
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

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2021				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$3,263	$2,028		$1,235	$1,197	$—	$38
Foreign exchange contracts	5,619	4,111		1,508	29	—	1,479
Equity and other contracts	211	196		15	—	—	15
Total derivatives subject to netting arrangements	9,093	6,335		2,758	1,226	—	1,532
Total derivatives not subject to netting arrangements	666	—		666	—	—	666
Total derivatives	9,759	6,335		3,424	1,226	—	2,198
Repurchase agreements	64,734	54,709	(b)	10,025	10,025	—	—
Securities lending	1,541	—		1,541	1,478	—	63
Total	$76,034	$61,044		$14,990	$12,729	$—	$2,261
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

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2021					Dec. 31, 2020
	Remaining contractual maturity				Total	Remaining contractual maturity				Total
(in millions)	Overnight and continuous	Up to 30 days	30-90 days	Over 90 days		Overnight and continuous	Up to 30 days	30-90 days	Over 90 days
Repurchase agreements:
U.S. Treasury	$56,556	$304	$450	$—	$57,310	$62,381	$—	$—	$—	$62,381
Agency RMBS	2,795	1	—	—	2,796	3,117	—	80	—	3,197
Corporate bonds	97	77	870	270	1,314	190	218	1,336	100	1,844
State and political subdivisions	44	16	630	155	845	66	40	864	—	970
U.S. government agencies	503	—	—	—	503	425	—	—	—	425
Sovereign debt/sovereign guaranteed	160	—	—	—	160	—	—	—	—	—
Other debt securities	—	30	245	—	275	7	21	138	—	166
Equity securities	—	276	1,255	—	1,531	—	21	827	—	848
Total	$60,155	$704	$3,450	$425	$64,734	$66,186	$300	$3,245	$100	$69,831
Securities lending:
Agency RMBS	$152	$—	$—	$—	$152	$161	$—	$—	$—	$161
Other debt securities	88	—	—	—	88	52	—	—	—	52
Equity securities	1,301	—	—	—	1,301	822	—	—	—	822
Total	$1,541	$—	$—	$—	$1,541	$1,035	$—	$—	$—	$1,035
Total secured borrowings	$61,696	$704	$3,450	$425	$66,275	$67,221	$300	$3,245	$100	$70,866

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

Note 24–Business segments

We have an internal information system that produces performance data along product and service lines for our three principal business segments and the Other segment.

In the fourth quarter of 2021, we disaggregated our former Investment Services business segment into two new business segments, Securities Services and Market and Wealth Services. The Securities Services business segment includes the Asset Servicing and Issuer Services lines of business. The Market and Wealth Services business segment includes the Pershing, Treasury Services and Clearance and Collateral Management lines of business. Our Investment and Wealth Management business segment and the Other segment were not impacted by the resegmentation. Prior periods were revised.

The primary products and services and types of revenue for our principal businesses and a description of the Other segment are presented below.

BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

Securities Services segment

Line of business	Primary products and services	Primary types of revenue
Asset Servicing	Custody, Trust & Depositary, accounting, ETF services, middle-office solutions, transfer agency, services for private equity and real estate funds, foreign exchange, securities lending, liquidity/lending services, prime brokerage and data analytics	– Investment services fees (includes securities lending revenue) – Net interest revenue – Foreign exchange revenue – Financing-related fees

Issuer Services	Corporate Trust (trustee, paying agency, fiduciary, escrow and other financial services) and Depositary Receipts (issuer services and support for brokers and investors)	– Investment services fees – Net interest revenue – Foreign exchange revenue

Market and Wealth Services segment

Line of business	Primary products and services	Primary types of revenue
Pershing	Clearing and custody, investment, wealth and retirement solutions, technology and enterprise data management, trading services and prime brokerage	– Investment services fees – Net interest revenue

Treasury Services	Integrated cash management solutions including payments, foreign exchange, liquidity management, receivables processing and payables management and trade finance and processing	– Investment services fees – Net interest revenue – Foreign exchange revenue

Clearance and Collateral Management	Clearance (including U.S. government and global clearing services) and Global Collateral Management (including tri-party services)	– Investment services fees – Net interest revenue

Investment and Wealth Management segment

Line of business	Primary products and services	Primary types of revenue
Investment Management	Diversified investment management strategies and distribution of investment products	– Investment management fees – Performance fees – Distribution and servicing fees

Wealth Management	Investment management, custody, wealth and estate planning, private banking services, investment services and information management	– Investment management fees – Net interest revenue

Other segment	Description	Primary types of revenue
	Includes leasing portfolio, corporate treasury activities including our securities portfolio, derivatives and other trading activity, corporate and bank-owned life insurance, renewable energy and other corporate investments and certain business exits	– Investment and other revenue – Other trading revenue – Net gain (loss) on securities – Net interest revenue (expense)

194 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than GAAP which is used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis.

The accounting policies of the businesses are the same as those described in Note 1.

The results of our segments are presented and analyzed on an internal management reporting basis.
•Revenue amounts reflect fee and other revenue generated by each business and include revenue for services provided between the segments that are also provided to third parties. Fee and other revenue transferred between businesses under revenue transfer agreements is included within other fees in each segment.
•Revenues and expenses associated with specific client bases are included in those businesses. For example, foreign exchange activity associated with clients using custody products is included in the Securities Services segment.
•Net interest revenue is allocated to businesses based on the yields on the assets and liabilities generated by each business. We employ a funds transfer pricing system that matches funds with the specific assets and liabilities of each business based on their interest sensitivity and maturity characteristics.
•The provision for credit losses associated with the respective credit portfolios is reflected in each segment.
•Incentives expense related to restricted stock and RSUs is allocated to the segments.
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
•Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Segments with a net liability position have been allocated assets.
•Goodwill and intangible assets are reflected within individual businesses.

BNY Mellon 195

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules present the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2021	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$5,818	$3,583	$3,849	(a)	$51	$13,301	(a)
Net interest revenue (expense)	1,426	1,158	193		(159)	2,618
Total revenue (loss)	7,244	4,741	4,042	(a)	(108)	15,919	(a)
Provision for credit losses	(134)	(67)	(13)		(17)	(231)
Noninterest expense	5,852	2,676	2,825		161	11,514
Income (loss) before income taxes	$1,526	$2,132	$1,230	(a)	$(252)	$4,636	(a)
Pre-tax operating margin (b)	21%	45%	30%		N/M	29%
Average assets	$228,915	$145,123	$30,980		$47,214	$452,232
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $12 million.
(b)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

For the year ended Dec. 31, 2020	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$5,678	$3,578	$3,495	(a)	$71	$12,822	(a)
Net interest revenue (expense)	1,697	1,228	197		(145)	2,977
Total revenue (loss)	7,375	4,806	3,692	(a)	(74)	15,799	(a)
Provision for credit losses	215	100	20		1	336
Noninterest expense	5,556	2,614	2,701		133	11,004
Income (loss) before income taxes	$1,604	$2,092	$971	(a)	$(208)	$4,459	(a)
Pre-tax operating margin (b)	22%	44%	26%		N/M	28%
Average assets	$202,761	$123,554	$30,459		$56,544	$413,318
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $9 million.
(b)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

For the year ended Dec. 31, 2019	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$5,461	$3,465	$3,485	(a)	$837	$13,248	(a)
Net interest revenue (expense)	1,896	1,230	222		(160)	3,188
Total revenue	7,357	4,695	3,707	(a)	677	16,436	(a)
Provision for credit losses	(11)	(5)	(1)		(8)	(25)
Noninterest expense	5,457	2,639	2,647		157	10,900
Income before income taxes	$1,911	$2,061	$1,061	(a)	$528	$5,561	(a)
Pre-tax operating margin (b)	26%	44%	29%		N/M	34%
Average assets	$167,057	$95,932	$29,479		$53,487	$345,955
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $26 million.
(b)    Income before taxes divided by total revenue.
N/M – Not meaningful.

Note 25–International operations

International activity includes investment services fee revenue and investment management and performance fee revenue generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the U.S. and/or the international activity is resident at an international entity. Due to the nature of our international and domestic activities, it is not possible to precisely distinguish our international operations between

196 BNY Mellon

Notes to Consolidated Financial Statements (continued)

internationally and domestically domiciled customers. As a result, it is necessary to make certain subjective assumptions such as:
•Income from international operations is determined after internal allocations for interest revenue, taxes, expenses and provision for credit losses.
•Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other			Total
2021
	Total assets at period end (a)	$94,507	(b)	$20,280	$2,519	$117,306	$327,132	$444,438
	Total revenue	4,119	(b)	1,144	744	6,007	9,924	15,931
	Income before income taxes	1,293		572	447	2,312	2,336	4,648
	Net income	1,005		445	348	1,798	1,973	3,771
2020
	Total assets at period end (a)	$92,374	(b)	$28,416	$2,513	$123,303	$346,330	$469,633
	Total revenue	3,964	(b)	1,168	698	5,830	9,978	15,808
	Income before income taxes	1,549		607	437	2,593	1,875	4,468
	Net income	1,179		462	332	1,973	1,653	3,626
2019
	Total assets at period end (a)	$74,504	(b)	$36,347	$2,636	$113,487	$268,021	$381,508
	Total revenue	3,833	(b)	1,161	737	5,731	10,731	16,462
	Income before income taxes	1,447		548	506	2,501	3,086	5,587
	Net income	1,116		423	390	1,929	2,538	4,467
(a)Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(b)Includes assets of approximately $37.9 billion, $38.1 billion and $30.8 billion and revenue of approximately $2.4 billion, $2.6 billion and $2.6 billion in 2021, 2020 and 2019, respectively, of international operations domiciled in the UK, which is 9%, 8% and 8% of total assets and 15%, 16% and 16% of total revenue, respectively.

Note 26–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2021	2020	2019
Transfers from loans to other assets for other real estate owned	$1	$1	$2
Change in assets of consolidated investment management funds	25	242	16
Change in liabilities of consolidated investment management funds	—	2	1
Change in nonredeemable noncontrolling interests of consolidated investment management funds	53	41	1
Securities purchased not settled	—	205	497
Available-for-sale securities transferred to held-to-maturity	13,800	501	—
Premises and equipment/capitalized software funded by finance lease obligations	27	10	14
Premises and equipment/operating lease obligations	97	208	1,754	(a)
Investment redemptions not settled	—	9	20
(a)    Includes $1,244 million related to the adoption of ASU 2016-02, Leases, and $510 million related to new or modified leases.

BNY Mellon 197

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY Mellon’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2022 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.
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

198 BNY Mellon

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

Quantitative component of BNY Mellon’s pooled allowance for credit losses for loans and lending-related commitments related to higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate

As discussed in Notes 1 and 5 to the consolidated financial statements, BNY Mellon’s allowance for credit losses for loans and lending-related commitments (ACL), is presented as a valuation allowance to loans and is recorded in other liabilities for lending-related commitments. At December 31, 2021, BNY Mellon had an allowance for loan losses of $196 million and an allowance for lending-related commitments of $45 million. BNY Mellon utilizes a quantitative methodology and qualitative framework for determining the ACL for loans and lending-related commitments that share similar risk characteristics (pooled allowance). In estimating the quantitative component, BNY Mellon uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The quantitative component of the ACL for loans and lending-related commitments consists of the following three elements: (1) a pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate; (2) a pooled allowance for residential mortgage loans; and (3) an asset-specific allowance involving individually evaluated credits of $1 million or greater. In estimating the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, BNY Mellon uses a methodology that applies the probability of default (PD) and loss given default (LGD) to the estimated facility amount at default. For each commercial and institutional credit, the expected loss considers the credit’s risk rating. For each loan secured by commercial real estate, the expected loss considers collateral specific data and loan maturity, as well as commercial real estate market factors by geographical region and property type. The methodology incorporates a multi-scenario macroeconomic forecast of economic input variables over a reasonable and supportable forecast period spanning the life of the asset. The reasonable and supportable forecast period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. In order to capture the unique risks of the portfolios within the PD and LGD models, and the model used to estimate the facility amount at default, BNY Mellon segments the portfolio into major components based on risk characteristics of the loans and how risk is monitored. A portion of the ACL is comprised of qualitative adjustments, based on various internal and external factors, intended to capture expected losses not reflected in the quantitative models but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, the

BNY Mellon 199

macroeconomic forecast scenarios and related economic input variables and weighting of each scenario, the reasonable and supportable forecast period, and credit risk ratings for commercial and institutional credits. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, and macroeconomic forecast models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY Mellon’s measurement of the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, including controls related to the:

•development and approval of the ACL methodology
•development of certain PD and LGD models
•continued use and appropriateness of certain PD, LGD, and macroeconomic forecast models
•performance monitoring of the PD, LGD, and macroeconomic forecast models
•determination and measurement of the significant factors and assumptions used in the PD, LGD, and macroeconomic forecast models
•determination of the multi-scenario macroeconomic forecasts and their respective weights
•assessment of credit risk ratings
•computation, analysis, and approval of the ACL results, trends, and ratios.
We evaluated BNY Mellon’s process to develop the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate by testing certain sources of data, factors, and assumptions that BNY Mellon used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
•evaluating quantitative component of the BNY Mellon’s pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate for compliance with U.S. generally accepted accounting principles
•evaluating judgments made by BNY Mellon relative to the development and performance monitoring of the PD, LGD, and macroeconomic forecast models by comparing them to relevant company-specific metrics and trends and the applicable industry and regulatory practices
•assessing the conceptual soundness and performance testing of the PD, LGD, and macroeconomic forecast models by inspecting the model documentation to determine whether the models are suitable for their intended use
•testing the reasonable and supportable forecast period to evaluate the length of the period by comparing to specific portfolio risk characteristics and trends
•testing individual loan risk ratings for a selection of higher risk-rated and pass-rated commercial and institutional credits by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral.

200 BNY Mellon

We also assessed the sufficiency of the audit evidence obtained related to the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate by evaluating the:
•Cumulative results of the audit procedures
•Qualitative aspects of BNY Mellon’s accounting practices
•Potential bias in the accounting estimate.
Identification and measurement of accruals for litigation and regulatory contingencies

As discussed in Note 22 to the consolidated financial statements, BNY Mellon establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY Mellon has disclosed that for those matters described where BNY Mellon is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2021 is up to $600 million in excess of the accrued liability (if any) related to those matters.

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

New York, New York
February 25, 2022

BNY Mellon 201

Directors, Executive Committee and Other Executive Officers
Effective February 25, 2022

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Elizabeth E. Robinson
Chief Executive Officer and Board member of	Senior Advisor, Canapi Ventures, a venture	Retired Global Treasurer of
Harbour Energy Plc,	capital fund; and Advisor Emeritus, Hellman &	The Goldman Sachs Group, Inc.,
a global independent oil and gas company	Friedman LLC,	a global financial services company
a private equity firm
Joseph J. Echevarria		Samuel C. Scott III
Chair	K. Guru Gowrappan	Retired Chairman, President and
The Bank of New York Mellon Corporation	Former Chief Executive Officer of	Chief Executive Officer of
Retired Chief Executive Officer of	Verizon Media Group, the media	Ingredion Incorporated (formerly Corn
Deloitte LLP	division of Verizon Communications, Inc.	Products International, Inc.),
a global provider of audit, consulting, financial		a global ingredient solutions provider
advisory, risk management, tax and related	Ralph Izzo
services	Chairman, President and Chief Executive Officer,	Frederick O. Terrell
	Public Service Enterprise Group Incorporated,	Senior Advisor at
Thomas P. (Todd) Gibbons	a diversified energy holding company	Centerbridge Partners, LP,
Chief Executive Officer,		a private investment management firm
The Bank of New York Mellon Corporation	Edmund F. (Ted) Kelly
	Retired Chairman of	Alfred W. (Al) Zollar
M. Amy Gilliland	Liberty Mutual Group,	Executive Advisor at
President, General Dynamics Information	a multi-line insurance company	Siris Capital Group, LLC,
Technology, a business unit of General Dynamics		a private equity firm
Corporation, a provider of technology networks	Sandra E. (Sandie) O’Connor
and systems and professional services for U.S.	Former Chief Regulatory Affairs Officer of
defense, intelligence, federal agency, and state	JPMorgan Chase,
and local government customers	a financial holding company

Executive Committee and Other Executive Officers

Jolen Anderson *	Senthil Kumar *	Brian Ruane
Global Head of Human Resources	Chief Risk Officer	Chief Executive Officer, BNY Mellon
Government Securities Services Corp. and
James (Jim) T. Crowley	Kurtis R. Kurimsky *	Clearance and Collateral Management and Credit
Chief Executive Officer, Pershing	Corporate Controller	Services

Bridget E. Engle *	Francis (Frank) La Salla *	Akash Shah *
Chief Operations and Technology Officer	Chief Executive Officer, Issuer Services	Chief Growth Officer

Thomas P. (Todd) Gibbons *	Jeffrey Landau *	Hanneke Smits *
Chief Executive Officer	Global Head of Enterprise Initiatives	Chief Executive Officer, Investment Management

Hani A. Kablawi *	J. Kevin McCarthy *	Robin Vince *
Chairman of International	General Counsel	Chief Executive Officer, Global Market
Infrastructure
Catherine M. Keating *	Emily Portney *
Chief Executive Officer, Investor Solutions and	Chief Financial Officer	Adam Vos
Wealth Management		Chief Executive Officer, BNY Mellon Markets
Roman Regelman *
Chief Executive Officer, Asset Servicing and
Head of Digital

*    Designated as an Executive Officer.

202 BNY Mellon

Performance Graph

Cumulative Total Shareholder Return (5 Years)
$250
$200
$150
$100
$50
$0
2016
2017
2018
2019
2020
2021
The Bank of New York Mellon Corporation
S&P 500 Financials Index
S&P 500 Index

Cumulative shareholder returns	Dec. 31,
(in dollars)	2016	2017	2018	2019	2020	2021
The Bank of New York Mellon Corporation	$100.0	$115.7	$103.1	$113.0	$98.4	$138.3
S&P 500 Financials Index (a)	100.0	122.2	106.3	140.4	138.0	186.4
S&P 500 Index (a)	100.0	121.8	116.5	153.2	181.4	233.4
(a)    Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2016 to Dec. 31, 2021. We utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index and the S&P 500 Index. The comparison assumes a $100 investment on Dec. 31, 2016 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index and in the S&P 500 Index and assumes that all dividends were reinvested.

BNY Mellon 203