Form 10-K, Exhibit 13
period 2022-12-31
Bank of New York Mellon Corp
filed 2023-02-27
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2022 Annual Report

The Bank of New York Mellon Corporation (and its subsidiaries)
Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2022	2021	2020
Selected income statement information:
Fee and other revenue	$12,873	$13,313	$12,831
Net interest revenue	3,504	2,618	2,977
Total revenue	16,377	15,931	15,808
Provision for credit losses	39	(231)	336
Noninterest expense	13,010	11,514	11,004
Income before income taxes	3,328	4,648	4,468
Provision for income taxes	768	877	842
Net income	2,560	3,771	3,626
Net loss (income) attributable to noncontrolling interests related to consolidated investment management funds	13	(12)	(9)
Preferred stock dividends	(211)	(207)	(194)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,362	$3,552	$3,423
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$2.91	$4.17	$3.84
Diluted	$2.90	$4.14	$3.83
Average common shares and equivalents outstanding (in thousands):
Basic	811,068	851,905	890,839
Diluted	814,795	856,359	892,514
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (a)	$44.3	$46.7	$41.1
Assets under management (“AUM”) (in billions) (b)	1,836	2,434	2,211
Selected ratios:
Return on common equity	6.5%	8.9%	8.7%
Return on tangible common equity – Non-GAAP (c)	13.4	17.1	17.0
Pre-tax operating margin	20	29	28
Net interest margin	0.97	0.68	0.84
Cash dividends per common share	$1.42	$1.30	$1.24
Common dividend payout ratio	49%	32%	33%
Common dividend yield	3.1%	2.2%	2.9%
At Dec. 31
Closing stock price per common share	$45.52	$58.08	$42.44
Market capitalization	$36,800	$46,705	$37,634
Book value per common share	$44.40	$47.50	$46.53
Tangible book value per common share – Non-GAAP (c)	$23.11	$24.31	$25.44
Full-time employees	51,700	49,100	48,500
Common shares outstanding (in thousands)	808,445	804,145	886,764
Regulatory capital ratios (d)
Common Equity Tier 1 (“CET1”) ratio	11.2%	11.2%	13.1%
Tier 1 capital ratio	14.1	14.0	15.8
Total capital ratio	14.9	14.9	16.7
Tier 1 leverage ratio	5.8	5.5	6.3
Supplementary leverage ratio (“SLR”) (e)	6.8	6.6	8.6
(a)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.5 trillion at Dec. 31, 2022, $1.7 trillion at Dec. 31, 2021 and $1.5 trillion at Dec. 31, 2020.
(b)    Excludes assets managed outside of the Investment and Wealth Management business segment.
(c)    Return on tangible common equity and tangible book value per common share, both Non-GAAP measures, exclude goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of these Non-GAAP measures.
(d)    For our CET1, Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. For additional information on our regulatory capital ratios, see “Capital” beginning on page 40.
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

This Annual Report generally discusses 2022 and 2021 items and comparisons between 2022 and 2021. Discussions of 2020 items and comparisons between 2021 and 2020 that are not included in this Annual Report can be found in our 2021 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2021.

Overview

Established in 1784 by Alexander Hamilton, we were the first company listed on the New York Stock Exchange (NYSE: BK). With a history of more than 235 years, BNY Mellon is a global company dedicated to helping its clients manage and service their financial assets throughout the investment life cycle. Whether providing financial services for institutions, corporations or individual investors, BNY Mellon delivers informed investment and wealth management and investment services in 35 countries.

BNY Mellon has three business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, which offer a comprehensive set of capabilities and deep expertise across the investment lifecycle, enabling the Company to provide solutions to buy-side and sell-side market participants, as well as leading institutional and wealth management clients globally.

The diagram below presents our three business segments and lines of business, with the remaining operations in the Other segment.

The Bank of New York Mellon Corporation

Securities Services	Market and Wealth Services	Investment and Wealth Management

Asset Servicing	Pershing	Investment Management

Issuer Services	Treasury Services	Wealth Management

Clearance and Collateral Management

For additional information on our business segments, see “Review of business segments” and Note 24 of the Notes to Consolidated Financial Statements.

Key 2022 events

Alcentra

On Nov. 1, 2022, we completed the sale of BNY Alcentra Group Holdings, Inc. (together with its subsidiaries, “Alcentra”). At Oct. 31, 2022, Alcentra had $32 billion in AUM concentrated in senior secured loans, high yield bonds, private credit, structured credit, special situations and multi-strategy credit strategies.

Repositioning the securities portfolio

In the fourth quarter of 2022, we took actions to reposition the securities portfolio to improve the trajectory of our net interest revenue. We sold approximately $3 billion of longer-dated lower yielding municipal and corporate bonds. These securities were replaced with significantly higher yielding securities. As a result of the repositioning, we recorded net securities losses of $449 million (pre-tax) in investment and other revenue.

Goodwill impairment

In the third quarter of 2022, we recorded a $680 million impairment of the goodwill associated with the Investment Management reporting unit, which
BNY Mellon 3

Results of Operations (continued)
was driven by lower market values and a higher discount rate. This goodwill impairment represents a non-cash charge and did not affect BNY Mellon’s liquidity position, tangible common equity or regulatory capital ratios. See “Critical accounting estimates” for additional information.

Leadership succession

In March 2022, Todd Gibbons announced his decision to retire as Chief Executive Officer (“CEO”) and member of the Board of Directors effective Aug. 31, 2022. The Board of Directors appointed Robin Vince to the position of President and CEO after Mr. Gibbons retired. Since 2020, Mr. Vince had served as Vice Chair of BNY Mellon and CEO of Global Market Infrastructure, which includes BNY Mellon’s Pershing, Treasury Services, and Clearance and Collateral Management lines of business, as well as Markets & Execution Services.

Dermot McDonogh joined BNY Mellon on Nov. 1, 2022, and effective Feb. 1, 2023, succeeded Emily Portney as the Chief Financial Officer (“CFO”). Ms. Portney served as the CFO since July 19, 2020, and has assumed a new position leading the Company’s Asset Servicing business.

Summary of financial highlights

We reported net income applicable to common shareholders of $2.4 billion, or $2.90 per diluted common share, in 2022, including the negative impact of notable items. Notable items in 2022 include goodwill impairment in the Investment Management reporting unit, a net loss from repositioning the securities portfolio, severance expense, litigation reserves, the accelerated amortization of deferred costs for depositary receipts services related to Russia and net gains on disposals (reflected in investment and other revenue). Excluding notable items, net income applicable to common shareholders was $3.7 billion (Non-GAAP), or $4.59 (Non-GAAP) per diluted common share, in 2022. In 2021, net income applicable to common shareholders of BNY Mellon was $3.6 billion, or $4.14 per diluted common share, including the negative impact of notable items. Notable items in 2021 include litigation reserves, severance expense and net gains on disposals (reflected in investment and other revenue). Excluding notable items, net income applicable to common shareholders was $3.6 billion (Non-GAAP), or $4.24 (Non-GAAP) per diluted common share, in 2021.

The highlights below are based on 2022 compared with 2021, unless otherwise noted.

•Total revenue increased 3%, or 6% (Non-GAAP) excluding notable items, primarily reflecting:
•Fee revenue was essentially flat primarily reflecting lower market values, the unfavorable impact of a stronger U.S. dollar and the accelerated amortization of deferred costs for depositary receipts services related to Russia, partially offset by lower money market fee waivers. (See “Fee and other revenue” beginning on page 6.)
•Investment and other revenue decreased, primarily reflecting the net loss from repositioning the securities portfolio. (See “Fee and other revenue” beginning on page 6.)
•Net interest revenue increased 34%, primarily driven by higher interest rates on interest-earning assets, partially offset by higher funding expense. (See “Net interest revenue” beginning on page 9.)
•The provision for credit losses was $39 million compared with a benefit of $231 million. The increase was primarily driven by changes in the macroeconomic environment forecast. (See “Allowance for credit losses” beginning on page 34.)
•Noninterest expense increased 13%, primarily reflecting the goodwill impairment in the Investment Management reporting unit and higher severance expense and litigation reserves. Excluding notable items, noninterest expense increased 5% (Non-GAAP), primarily reflecting higher investments in growth, infrastructure and efficiency initiatives and higher revenue-related expenses, as well as the impact of inflation, partially offset by an approximately 3% favorable impact of a stronger U.S. dollar. (See “Noninterest expense” on page 12.)
•Effective tax rate of 23.1%, or 19.1% excluding notable items (Non-GAAP), primarily goodwill impairment, in 2022. (See “Income taxes” on page 12.)
•Return on common equity (“ROE”) was 6.5% for 2022. Excluding notable items, the adjusted ROE was 10.3% (Non-GAAP) for 2022.

4 BNY Mellon

Results of Operations (continued)
•Return on tangible common equity (“ROTCE”) was 13.4% (Non-GAAP) for 2022. Excluding notable items, the adjusted ROTCE was 21.0% (Non-GAAP) for 2022.

See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of the Non-GAAP measures.

Metrics

•AUC/A totaled $44.3 trillion at Dec. 31, 2022 compared with $46.7 trillion at Dec. 31, 2021. The 5% decrease primarily reflects lower market values and the unfavorable impact of a stronger U.S. dollar, partially offset by client inflows and net new business. (See “Fee and other revenue” beginning on page 6.)
•AUM totaled $1.8 trillion at Dec. 31, 2022 compared with $2.4 trillion at Dec. 31, 2021. The 25% decrease primarily reflects lower market values, the unfavorable impact of a stronger U.S. dollar and the divestiture of Alcentra, partially offset by net inflows. (See “Investment and Wealth Management business segment” beginning on page 18.)

Capital and liquidity

•Our CET1 ratio calculated under the Advanced Approaches was 11.2% at Dec. 31, 2022 and 11.2% under the Standardized Approach at Dec. 31, 2021. This primarily reflects capital generated through earnings, lower risk-weighted assets (“RWAs”) and the impact of the Alcentra sale, offset by the net decrease in accumulated other comprehensive income and capital deployed through dividends. (See “Capital” beginning on page 40.)
•Our Tier 1 leverage ratio was 5.8% at Dec. 31, 2022, compared with 5.5% at Dec. 31, 2021. The increase reflects lower average assets, partially offset by a decrease in capital. (See “Capital” beginning on page 40.)

Highlights of our principal business segments

Securities Services
•Total revenue increased 11%.
•Income before taxes increased 13%.
•Pre-tax operating margin of 21%.

Market and Wealth Services
•Total revenue increased 11%.
•Income before taxes increased 10%.
•Pre-tax operating margin of 44%.

Investment and Wealth Management
•Total revenue decreased 12%.
•Income before taxes decreased 96%; or 39% excluding notable items (Non-GAAP).
•Pre-tax operating margin of 1%; adjusted pre-tax operating margin of 24% excluding notable items (Non-GAAP).

See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of the Non-GAAP measures. See “Review of business segments” and Note 24 of the Notes to Consolidated Financial Statements for additional information on our business segments.

BNY Mellon 5

Results of Operations (continued)
Fee and other revenue

Fee and other revenue				2022	2021
				vs.	vs.
(dollars in millions, unless otherwise noted)	2022	2021	2020	2021	2020
Investment services fees	$8,529	$8,284	$8,047	3%	3%
Investment management and performance fees (a)	3,299	3,588	3,367	(8)	7
Foreign exchange revenue	822	799	774	3	3
Financing-related fees	175	194	212	(10)	(8)
Distribution and servicing fees	130	112	115	16	(3)
Total fee revenue	12,955	12,977	12,515	—	4
Investment and other revenue	(82)	336	316	N/M	N/M
Total fee and other revenue	$12,873	$13,313	$12,831	(3)%	4%

Fee revenue as a percentage of total revenue	79%	81%	79%

AUC/A at period end (in trillions) (b)	$44.3	$46.7	$41.1	(5)%	14%
AUM at period end (in billions) (c)	$1,836	$2,434	$2,211	(25)%	10%
(a)    Excludes seed capital gains (losses) related to consolidated investment management funds.
(b)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon of $1.5 trillion at Dec. 31, 2022, $1.7 trillion at Dec. 31, 2021 and $1.5 trillion at Dec. 31, 2020.
(c)    Excludes assets managed outside of the Investment and Wealth Management business segment.
N/M – Not meaningful.

Fee revenue was essentially flat compared with 2021, primarily reflecting lower market values, the unfavorable impact of a stronger U.S. dollar and the accelerated amortization of deferred costs for depositary receipts services related to Russia in the first quarter of 2022, partially offset by lower money market fee waivers.

Investment and other revenue decreased $418 million in 2022 compared with 2021, primarily reflecting the net loss from repositioning the securities portfolio.

Money market fee waivers

In recent years, low short-term interest rates resulted in money market mutual fund fees and other similar fees being waived to protect investors from negative returns. The fee waivers impacted fee revenues in most of our businesses, but also resulted in lower distribution and servicing expense. Money market fee waivers are highly sensitive to changes in short-term interest rates and, due to increases in interest rates in the second half of 2022, have abated.

The following table presents the impact of money market fee waivers on our consolidated fee revenue, net of distribution and servicing expense. In 2022, the net impact of money market fee waivers was $306 million, down from $916 million in 2021, driven by higher interest rates.

Money market fee waivers
(in millions)	2022	2021	2020
Investment services fees (see table below)	$(153)	$(547)	$(209)
Investment management and performance fees	(165)	(429)	(142)
Distribution and servicing fees	(13)	(51)	(17)
Total fee revenue	(331)	(1,027)	(368)
Less: Distribution and servicing expense	25	111	31
Net impact of money market fee waivers	$(306)	$(916)	$(337)

Impact to investment services fees by line of business (a):
Asset Servicing	$(19)	$(105)	$(10)
Issuer Services	(12)	(62)	(9)
Pershing	(116)	(343)	(186)
Treasury Services	(6)	(37)	(4)
Total impact to investment services fees by line of business	$(153)	$(547)	$(209)

Impact to fee revenue by line of business (a):
Asset Servicing	$(29)	$(176)	$(18)
Issuer Services	(16)	(83)	(13)
Pershing	(137)	(401)	(227)
Treasury Services	(8)	(52)	(6)
Investment Management	(139)	(303)	(100)
Wealth Management	(2)	(12)	(4)
Total impact to fee revenue by line of business	$(331)	$(1,027)	$(368)
(a)    The line of business revenue for management reporting purposes reflects the impact of revenue transferred between the businesses.

6 BNY Mellon

Results of Operations (continued)
Investment services fees

Investment services fees increased 3% compared with 2021, primarily reflecting lower money market fee waivers and higher client activity, partially offset by the impact of prior year lost business in Pershing and Corporate Trust, the unfavorable impact of a stronger U.S. dollar, lower market values and the accelerated amortization of deferred costs for depositary receipts services related to Russia in the first quarter of 2022.

AUC/A totaled $44.3 trillion at Dec. 31, 2022, a decrease of 5% compared with Dec. 31, 2021, primarily reflecting lower market values and the unfavorable impact of a stronger U.S. dollar, partially offset by client inflows and net new business. AUC/A consisted of 33% equity securities and 67% fixed-income securities at Dec. 31, 2022 and 37% equity securities and 63% fixed-income securities at Dec. 31, 2021.

See “Securities Services business segment” and “Market and Wealth Services business segment” in “Review of business segments” for additional details.

Investment management and performance fees

Investment management and performance fees decreased 8% compared with 2021, primarily reflecting lower market values, the unfavorable impact of a stronger U.S. dollar, the mix of cumulative net inflows, the impact of the Alcentra divestiture and lower equity income, partially offset by lower money market fee waivers. Performance fees were $75 million in 2022 and $107 million in 2021. On a constant currency basis (Non-GAAP), investment management and performance fees decreased 4% compared with 2021. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of Non-GAAP measures.

AUM was $1.8 trillion at Dec. 31, 2022, a decrease of 25% compared with Dec. 31, 2021, primarily reflecting lower market values, the unfavorable impact of a stronger U.S. dollar and the divestiture of Alcentra, partially offset by net inflows.

See “Investment and Wealth Management business segment” in “Review of business segments” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

Foreign exchange revenue

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, the impact of foreign currency hedging activities and foreign currency remeasurement gain (loss). In 2022, foreign exchange revenue increased 3% compared with 2021, primarily reflecting higher volatility, partially offset by lower volumes. Foreign exchange revenue is primarily reported in the Securities Services business segment and, to a lesser extent, the Market and Wealth Services and Investment and Wealth Management business segments and the Other segment.

Financing-related fees

Financing-related fees, which are primarily reported in the Market and Wealth Services and Securities Services business segments, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees decreased 10% in 2022 compared with 2021, primarily reflecting lower capital market fees, including underwriting fees.

Distribution and servicing fees

Distribution and servicing fees earned from mutual funds are primarily based on average assets in the funds and the sales of funds that we manage or administer, and are primarily reported in the Investment Management business. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes, the funds’ market values and money market fee waivers.

Distribution and servicing fees were $130 million in 2022 compared with $112 million in 2021, driven by lower money market fee waivers. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

BNY Mellon 7

Results of Operations (continued)
Investment and other revenue

Investment and other revenue includes income or loss from consolidated investment management funds, seed capital gains or losses, other trading revenue or loss, renewable energy investments losses, income from corporate and bank-owned life insurance contracts, other investment gains or losses, gains or losses from disposals, expense reimbursements from our CIBC Mellon joint venture, other income or loss and net securities gains or losses. The income or loss from consolidated investment management funds should be considered together with the net income or loss attributable to noncontrolling interests, which reflects the portion of the consolidated funds for which we do not have an economic interest and is reflected below net income as a separate line item on the consolidated income statement. Other trading revenue or loss primarily includes the impact of market-risk hedging activity related to our seed capital investments in investment management funds, non-foreign currency derivative and fixed income trading, and other hedging activity. Investments in renewable energy generate losses in investment and other revenue that are more than offset by benefits and credits recorded to the provision for income taxes. Other investment gains or losses includes fair value changes of non-readily marketable strategic equity, private equity and other investments. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY Mellon on behalf of the CIBC Mellon joint venture. Other income includes various miscellaneous revenues.

The following table provides the components of investment and other revenue.

Investment and other revenue
(in millions)	2022		2021	2020
(Loss) income from consolidated investment management funds	$(42)		$32	$84
Seed capital (losses) gains (a)	(37)		40	23
Other trading revenue	149		6	13
Renewable energy investment (losses)	(164)		(201)	(129)
Corporate/bank-owned life insurance	128		140	148
Other investment gains (b)	159		159	35
Disposal gains (losses)	26		13	(61)
Expense reimbursements from joint venture	108		96	85
Other income	34		46	85
Net securities (losses) gains	(443)	(c)	5	33
Total investment and other revenue	$(82)		$336	$316
(a)    Includes gains (losses) on investments in BNY Mellon funds which hedge deferred incentive awards.
(b)    Includes strategic equity, private equity and other investments.
(c)    Includes a net loss of $449 million related to the repositioning of the securities portfolio.

Investment and other revenue was a loss of $82 million in 2022 compared with revenue of $336 million in 2021. The decrease primarily reflects the net loss from repositioning the securities portfolio.

8 BNY Mellon

Results of Operations (continued)
Net interest revenue

Net interest revenue				2022		2021
				vs.		vs.
(dollars in millions)	2022	2021	2020	2021		2020
Net interest revenue	$3,504	$2,618	$2,977	34%		(12)%
Add: Tax equivalent adjustment	11	13	9	N/M		N/M
Net interest revenue on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$3,515	$2,631	$2,986	34%		(12)%

Average interest-earning assets	$362,180	$387,023	$354,526	(6)%		9%

Net interest margin	0.97%	0.68%	0.84%	29	bps	(16)	bps
Net interest margin (FTE) – Non-GAAP (a)	0.97%	0.68%	0.84%	29	bps	(16)	bps
(a)    Net interest revenue (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.
N/M – Not meaningful.
bps – basis points.

Net interest revenue increased 34% compared with 2021, primarily reflecting higher interest rates on interest-earning assets, partially offset by higher funding expense.

Net interest margin increased 29 basis points compared with 2021. The increase primarily reflects the factors mentioned above.

Average interest-earning assets decreased 6% compared with 2021. The decrease primarily reflects lower interest-bearing deposit assets and lower securities balances, partially offset by higher loan balances.

Average non-U.S. dollar deposits comprised approximately 25% of our average total deposits in 2022 and 2021. Approximately 40% of the average non-U.S. dollar deposits in 2022 and 2021 were euro-denominated.

Net interest revenue in future periods will depend on the level and mix of client deposits and deposit rates, as well as the level and shape of the yield curve. Based on the market implied forward interest rates as of the reporting date, we expect net interest revenue for the year ended Dec. 31, 2023 to increase when compared to the year ended Dec. 31, 2022.

BNY Mellon 9

Results of Operations (continued)

Average balances and interest rates	2022			2021
(dollars in millions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$46,270	$810	1.75%	$47,070	$60	0.13%
Foreign offices	51,172	209	0.41	66,276	(137)	(0.21)
Total interest-bearing deposits with the Federal Reserve and other central banks	97,442	1,019	1.05	113,346	(77)	(0.07)
Interest-bearing deposits with banks	16,826	221	1.31	20,757	48	0.23
Federal funds sold and securities purchased under resale agreements (a)	24,953	1,200	4.81	28,530	120	0.42
Loans:
Domestic offices	62,640	1,878	3.00	55,073	892	1.62
Foreign offices	5,185	121	2.33	5,741	66	1.15
Total loans (b)	67,825	1,999	2.95	60,814	958	1.58
Securities:
U.S. government obligations	40,583	607	1.49	34,383	261	0.76
U.S. government agency obligations	64,041	1,157	1.81	72,552	985	1.36
State and political subdivisions (c)	1,887	43	2.31	2,623	54	2.01
Other securities:
Domestic offices (c)	17,092	586	3.43	17,145	333	1.94
Foreign offices	26,283	154	0.59	30,183	123	0.41
Total other securities (c)	43,375	740	1.71	47,328	456	0.96
Total investment securities (c)	149,886	2,547	1.70	156,886	1,756	1.12
Trading securities (primarily domestic) (c)	5,248	143	2.73	6,690	53	0.80
Total securities (c)	155,134	2,690	1.73	163,576	1,809	1.11
Total interest-earning assets (c)	$362,180	$7,129	1.97%	$387,023	$2,858	0.74%
Noninterest-earning assets	64,721			65,209
Total assets	$426,901			$452,232
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$111,491	$980	0.88%	$124,716	$(27)	(0.02)%
Foreign offices	101,916	607	0.60	112,493	(148)	(0.13)
Total interest-bearing deposits	213,407	1,587	0.74	237,209	(175)	(0.07)
Federal funds purchased and securities sold under repurchase agreements (a)	12,940	934	7.21	13,716	(4)	(0.03)
Trading liabilities	3,432	68	1.98	2,590	8	0.31
Other borrowed funds:
Domestic offices	181	7	4.12	160	5	2.99
Foreign offices	324	2	0.51	223	3	1.48
Total other borrowed funds	505	9	1.80	383	8	2.11
Commercial paper	5	—	2.06	3	—	0.07
Payables to customers and broker-dealers	17,111	156	0.91	16,887	(2)	(0.01)
Long-term debt	27,448	860	3.13	25,788	392	1.52
Total interest-bearing liabilities	$274,848	$3,614	1.31%	$296,576	$227	0.08%
Total noninterest-bearing deposits	85,652			86,606
Other noninterest-bearing liabilities	25,278			24,381
Total liabilities	385,778			407,563
Total The Bank of New York Mellon Corporation shareholders’ equity	41,013			44,358
Noncontrolling interests	110			311
Total liabilities and equity	$426,901			$452,232
Net interest revenue (FTE) – Non-GAAP (c)(d)		$3,515			$2,631
Net interest margin (FTE) – Non-GAAP (c)(d)			0.97%			0.68%
Less: Tax equivalent adjustment		11			13
Net interest revenue – GAAP		$3,504			$2,618
Net interest margin – GAAP			0.97%			0.68%
Percentage of assets attributable to foreign offices (e)	26%			30%
Percentage of liabilities attributable to foreign offices (e)	30%			31%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $43 billion in 2022 and $45 billion in 2021. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 1.77% for 2022 and 0.16% for 2021, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 1.67% for 2022 and (0.01)% for 2021. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $2 million in 2022 and $3 million in 2021. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2022 and 2021.
(d)    See “Net interest revenue” on page 9 for the reconciliation of this Non-GAAP measure.
(e)    Includes the Cayman Islands branch office, which existed through August 2021.

10 BNY Mellon

Results of Operations (continued)

Average balances and interest rates	2020
(dollars in millions)	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$45,186	$121	0.27%
Foreign offices	49,246	(71)	(0.14)
Total interest-bearing deposits with the Federal Reserve and other central banks	94,432	50	0.05
Interest-bearing deposits with banks	19,165	134	0.70
Federal funds sold and securities purchased under resale agreements (a)	30,768	545	1.77
Loans:
Domestic offices	44,137	942	2.13
Foreign offices	11,091	200	1.81
Total loans (b)	55,228	1,142	2.07
Securities:
U.S. government obligations	27,242	278	1.02
U.S. government agency obligations	75,430	1,328	1.76
State and political subdivisions (c)	1,418	36	2.51
Other securities:
Domestic offices (c)	14,335	300	2.09
Foreign offices	29,402	212	0.72
Total other securities (c)	43,737	512	1.17
Total investment securities (c)	147,827	2,154	1.46
Trading securities (primarily domestic) (c)	7,106	93	1.31
Total securities (c)	154,933	2,247	1.45
Total interest-earning assets (c)	$354,526	$4,118	1.16%
Noninterest-earning assets	58,792
Total assets	$413,318
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$105,984	$176	0.17%
Foreign offices	106,836	(15)	(0.01)
Total interest-bearing deposits	212,820	161	0.08
Federal funds purchased and securities sold under repurchase agreements (a)	14,862	283	1.90
Trading liabilities	2,177	15	0.68
Other borrowed funds:
Domestic offices	849	15	1.81
Foreign offices	199	1	0.26
Total other borrowed funds	1,048	16	1.52
Commercial paper	1,082	7	0.66
Payables to customers and broker-dealers	17,789	28	0.16
Long-term debt	26,888	622	2.31
Total interest-bearing liabilities	$276,666	$1,132	0.41%
Total noninterest-bearing deposits	69,124
Other noninterest-bearing liabilities	23,879
Total liabilities	369,669
Total The Bank of New York Mellon Corporation shareholders’ equity	43,430
Noncontrolling interests	219
Total liabilities and equity	$413,318
Net interest revenue (FTE) – Non-GAAP (c)(d)		$2,986
Net interest margin (FTE) – Non-GAAP (c)(d)			0.84%
Less: Tax equivalent adjustment		9
Net interest revenue – GAAP		$2,977
Net interest margin – GAAP			0.84%
Percentage of assets attributable to foreign offices (e)	30%
Percentage of liabilities attributable to foreign offices (e)	32%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $57 billion in 2020. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 0.62%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 0.39% for 2020. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $6 million in 2020. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% in 2020.
(d)    See “Net interest revenue” on page 9 for the reconciliation of this Non-GAAP measure.
(e)    Includes the Cayman Islands branch office.

BNY Mellon 11

Results of Operations (continued)
Noninterest expense

Noninterest expense				2022	2021
				vs.	vs.
(dollars in millions)	2022	2021	2020	2021	2020
Staff	$6,800	$6,337	$5,966	7%	6%
Software and equipment	1,657	1,478	1,370	12	8
Professional, legal and other purchased services	1,527	1,459	1,403	5	4
Net occupancy	514	498	581	3	(14)
Sub-custodian and clearing	485	505	460	(4)	10
Distribution and servicing	343	298	336	15	(11)
Business development	152	107	105	42	2
Bank assessment charges	126	133	124	(5)	7
Goodwill impairment	680	—	—	N/M	N/M
Amortization of intangible assets	67	82	104	(18)	(21)
Other	659	617	555	7	11
Total noninterest expense	$13,010	$11,514	$11,004	13%	5%

Full-time employees at year-end	51,700	49,100	48,500	5%	1%

Total noninterest expense increased 13% compared with 2021. The increase primarily reflects goodwill impairment in the Investment Management reporting unit and higher severance expense and litigation reserves. Excluding notable items, noninterest expense increased 5% (Non-GAAP), primarily reflecting higher investments in growth, infrastructure and efficiency initiatives and higher revenue-related expenses, as well as the impact of inflation, partially offset by an approximately 3% favorable impact of a stronger U.S. dollar. The investments in growth, infrastructure and efficiency initiatives are primarily included in staff, software and equipment, and professional, legal and other purchased services expenses. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of the Non-GAAP measure.

We expect noninterest expense for the year ended Dec. 31, 2023 to increase, but at a slower pace when compared with the year ended Dec. 31, 2022; the increase is driven by higher revenue-related expenses and higher investments in growth, infrastructure and efficiency initiatives, as well as the impact of inflation, partially offset by the benefit of efficiency initiatives.

Income taxes

BNY Mellon recorded an income tax provision of $768 million (23.1% effective tax rate) in 2022. Excluding notable items, the income tax provision was $930 million (19.1% effective tax rate) (Non-GAAP) in 2022. The income tax provision was $877 million (18.9% effective tax rate) in 2021. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of the Non-GAAP measure. For additional information, see Note 12 of the Notes to Consolidated Financial Statements.

12 BNY Mellon

Results of Operations (continued)
Review of business segments

We have an internal information system that produces performance data along product and service lines for our three principal business segments: Securities Services, Market and Wealth Services and Investment and Wealth Management, and the Other segment.

Business segment accounting principles

Our business segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles (“GAAP”) used for consolidated financial reporting. These measurement principles are designed so that reported results of the business will track their economic performance.

For information on the accounting principles of our business segments, the primary products and services in each line of business, the primary types of revenue by line of business and how our business segments are presented and analyzed, see Note 24 of the Notes to Consolidated Financial Statements.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. There were no reclassification or organizational changes in 2022.

The results of our business segments may be influenced by client and other activities that vary by quarter. In the first quarter, staff expense typically increases reflecting the vesting of long-term stock awards for retirement-eligible employees. Prior to 2022, in the third quarter, staff expense typically increased reflecting the annual employee merit increase. In 2022, this increase was reflected in the second quarter. In the third quarter, volume-related fees may decline due to reduced client activity. In the fourth quarter, we typically incur higher business development and marketing expenses; however, 2020 was an exception due to the impact of the coronavirus pandemic. In our Investment and Wealth Management business segment, performance fees are typically higher in the fourth and first quarters, as those quarters represent the end of the measurement period for many of the performance fee-eligible relationships.

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

Fee revenue in the Investment and Wealth Management business segment, and to a lesser extent the Securities Services and Market and Wealth Services business segments, is impacted by the global market fluctuations. At Dec. 31, 2022, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.04 to $0.07.

See Note 24 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our business segments to our overall profitability.

BNY Mellon 13

Results of Operations (continued)
Securities Services business segment

				2022	2021
				vs.	vs.
(dollars in millions, unless otherwise noted)	2022	2021	2020	2021	2020
Revenue:
Investment services fees:
Asset Servicing	$3,918	$3,876	$3,635	1%	7%
Issuer Services	1,009	1,061	1,100	(5)	(4)
Total investment services fees	4,927	4,937	4,735	—	4
Foreign exchange revenue	584	574	602	2	(5)
Other fees (a)	202	113	182	79	(38)
Total fee revenue	5,713	5,624	5,519	2	2
Investment and other revenue	291	194	159	N/M	N/M
Total fee and other revenue	6,004	5,818	5,678	3	2
Net interest revenue	2,028	1,426	1,697	42	(16)
Total revenue	8,032	7,244	7,375	11	(2)
Provision for credit losses	8	(134)	215	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	6,266	5,820	5,522	8	5
Amortization of intangible assets	33	32	34	3	(6)
Total noninterest expense	6,299	5,852	5,556	8	5
Income before income taxes	$1,725	$1,526	$1,604	13%	(5)%

Pre-tax operating margin	21%	21%	22%

Securities lending revenue (b)	$182	$173	$170	5%	2%

Total revenue by line of business:
Asset Servicing	$6,323	$5,699	$5,705	11%	—%
Issuer Services	1,709	1,545	1,670	11	(7)
Total revenue by line of business	$8,032	$7,244	$7,375	11%	(2)%

Selected average balances:
Average loans	$11,245	$8,756	$9,225	28%	(5)%
Average deposits	$183,990	$200,482	$177,853	(8)%	13%

Selected metrics:
AUC/A at period end (in trillions) (c)	$31.4	$34.6	$30.6	(9)%	13%
Market value of securities on loan at period end (in billions) (d)	$449	$447	$435	—%	3%
(a)    Other fees primarily includes financing-related fees.
(b)    Included in investment services fees reported in the Asset Servicing line of business.
(c)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Issuer Services line of business. Includes the AUC/A of CIBC Mellon of $1.5 trillion at Dec. 31, 2022 and $1.7 trillion at Dec. 31, 2021 and $1.5 trillion at Dec. 31, 2020.
(d)    Represents the total amount of securities on loan in our agency securities lending program. Excludes securities for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, which totaled $68 billion at Dec. 31, 2022, $71 billion at Dec. 31, 2021 and $68 billion at Dec. 31, 2020.
N/M – Not meaningful.

Business segment description

The Securities Services business segment consists of two distinct lines of business, Asset Servicing and Issuer Services, which provide business solutions across the transaction lifecycle to our global asset owner and asset manager clients. We are one of the leading global investment services providers with $31.4 trillion of AUC/A at Dec. 31, 2022. For information on the drivers of the Securities Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements.

The Asset Servicing business provides a comprehensive suite of solutions. We are one of the largest global custody and front-to-back outsourcing partners. We offer services for the safekeeping of assets in capital markets globally as well as fund accounting services, exchange-traded funds servicing, transfer agency, trust and depository, front-to-back

14 BNY Mellon

Results of Operations (continued)
capabilities as well as data and analytics solutions for our clients. We deliver foreign exchange, and securities lending and financing solutions, on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $4.5 trillion in 34 separate markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

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

Review of financial results

AUC/A of $31.4 trillion decreased 9% compared with Dec. 31, 2021, primarily reflecting lower market values and the unfavorable impact of a stronger U.S. dollar, partially offset by client inflows and net new business.
Total revenue of $8.0 billion increased 11% compared with 2021. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $6.3 billion increased 11% compared with 2021, primarily reflecting higher net interest revenue, lower money market fee waivers and higher client activity, partially offset by the unfavorable impact of a stronger U.S. dollar and lower market values.

Issuer Services revenue of $1.7 billion increased 11% compared with 2021, primarily reflecting higher net interest revenue and lower money market fee waivers, partially offset by the accelerated amortization of deferred costs for depositary receipts services related to Russia.

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

Noninterest expense of $6.3 billion increased 8% compared with 2021, primarily reflecting higher investments in growth, infrastructure and efficiency initiatives, as well as the impact of inflation, partially offset by the favorable impact of a stronger U.S. dollar.

BNY Mellon 15

Results of Operations (continued)
Market and Wealth Services business segment

				2022	2021
				vs.	vs.
(dollars in millions, unless otherwise noted)	2022	2021	2020	2021	2020
Revenue:
Investment services fees:
Pershing	$1,908	$1,737	$1,734	10%	—%
Treasury Services	689	662	641	4	3
Clearance and Collateral Management	971	918	896	6	2
Total investment services fees	3,568	3,317	3,271	8	1
Foreign exchange revenue	88	88	79	—	11
Other fees (a)	176	131	166	34	(21)
Total fee revenue	3,832	3,536	3,516	8	1
Investment and other revenue	40	47	62	N/M	N/M
Total fee and other revenue	3,872	3,583	3,578	8	—
Net interest revenue	1,410	1,158	1,228	22	(6)
Total revenue	5,282	4,741	4,806	11	(1)
Provision for credit losses	7	(67)	100	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	2,924	2,655	2,577	10	3
Amortization of intangible assets	8	21	37	(62)	(43)
Total noninterest expense	2,932	2,676	2,614	10	2
Income before income taxes	$2,343	$2,132	$2,092	10%	2%

Pre-tax operating margin	44%	45%	44%

Total revenue by line of business:
Pershing	$2,537	$2,314	$2,332	10%	(1)%
Treasury Services	1,483	1,293	1,327	15	(3)
Clearance and Collateral Management	1,262	1,134	1,147	11	(1)
Total revenue by line of business	$5,282	$4,741	$4,806	11%	(1)%

Selected average balances:
Average loans	$41,300	$38,344	$32,432	8%	18%
Average deposits	$91,749	$102,948	$83,442	(11)%	23%

Selected metrics:
AUC/A at period end (in trillions) (b)	$12.7	$11.8	$10.2	8%	16%

Pershing:
AUC/A at period end (in trillions)	$2.3	$2.6	$2.5	(12)%	4%
Net new assets (U.S. platform) (in billions) (c)	$121	$161	$116	N/M	N/M
Average active clearing accounts (in thousands)	7,483	7,257	6,883	3%	5%

Treasury Services:
Average daily U.S. dollar payment volumes	239,630	235,971	221,755	2%	6%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$5,285	$4,260	$3,566	24%	19%
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

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their financing, risk and balance sheet challenges. We are a leading provider of tri-party collateral management services with an average of $5.3 trillion serviced globally including approximately $4.2 trillion of the U.S. tri-party repo market at Dec. 31, 2022.

Review of financial results

AUC/A of $12.7 trillion increased 8% compared with Dec. 31, 2021, primarily reflecting net client inflows, partially offset by lower market values and the impact of a stronger U.S. Dollar.

Total revenue of $5.3 billion increased 11% compared with 2021. The drivers of total revenue by line of business are indicated below.

Pershing revenue of $2.5 billion increased 10% compared with 2021, primarily reflecting lower money market fee waivers and higher fees on sweep balances, partially offset by the impact of prior year lost business.

Treasury Services revenue of $1.5 billion increased 15% compared with 2021, primarily reflecting higher net interest revenue and lower money market fee waivers.

Clearance and Collateral Management revenue of $1.3 billion increased 11% compared with 2021, primarily reflecting higher net interest revenue and higher U.S. government clearance volumes.

Noninterest expense of $2.9 billion increased 10% compared with 2021, primarily reflecting higher investments in growth, infrastructure and efficiency initiatives and higher revenue-related expenses, as well as the impact of inflation, partially offset by the impact of the stronger U.S. dollar.

BNY Mellon 17

Results of Operations (continued)
Investment and Wealth Management business segment

					2022		2021
					vs.		vs.
(dollars in millions)	2022		2021	2020	2021		2020
Revenue:
Investment management fees	$3,215		$3,483	$3,261	(8)%		7%
Performance fees	75		107	107	(30)		—
Investment management and performance fees (a)	3,290		3,590	3,368	(8)		7
Distribution and servicing fees	192		112	137	71		(18)
Other fees (b)	(133)		80	(58)	N/M		N/M
Total fee revenue	3,349		3,782	3,447	(11)		10
Investment and other revenue (c)	(27)		67	48	N/M		N/M
Total fee and other revenue (c)	3,322		3,849	3,495	(14)		10
Net interest revenue	228		193	197	18		(2)
Total revenue	3,550		4,042	3,692	(12)		9
Provision for credit losses	1		(13)	20	N/M		N/M
Noninterest expense (excluding goodwill impairment and amortization of intangible assets)	2,795		2,796	2,668	—		5
Goodwill impairment	680		—	—	N/M		N/M
Amortization of intangible assets	26		29	33	(10)		(12)
Total noninterest expense	3,501		2,825	2,701	24		5
Income before income taxes	$48		$1,230	$971	(96)%	(d)	27%

Pre-tax operating margin	1%		30%	26%
Adjusted pre-tax operating margin – Non-GAAP (e)	2%	(f)	33%	29%

Total revenue by line of business:
Investment Management	$2,390		$2,834	$2,596	(16)%		9%
Wealth Management	1,160		1,208	1,096	(4)		10
Total revenue by line of business	$3,550		$4,042	$3,692	(12)%		9%

Selected average balances:
Average loans	$14,055		$12,120	$11,728	16%		3%
Average deposits	$19,214		$18,068	$17,340	6%		4%
(a)    On a constant currency basis, investment management and performance fees decreased 5% (Non-GAAP) compared with 2021. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of this Non-GAAP measure.
(b)    Other fees primarily includes investment services fees.
(c)    Investment and other revenue and total fee and other revenue are net of income attributable to noncontrolling interests related to consolidated investment management funds.
(d)    Excluding notable items, income before income taxes decreased 39% (Non-GAAP) compared with 2021. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of this Non-GAAP measure.
(e)    Net of distribution and servicing expense. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of this Non-GAAP measure.
(f)    Excluding notable items and net of distribution and servicing expense, the adjusted pre-tax operating margin was 24% (Non-GAAP) in 2022. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for the reconciliation of this Non-GAAP measure.
N/M – Not meaningful.

18 BNY Mellon

Results of Operations (continued)

AUM trends
(in billions)	2022	2021	2020
AUM by product type (a):
Equity	$135	$187	$170
Fixed income	198	267	259
Index	395	467	393
Liability-driven investments	570	890	855
Multi-asset and alternative investments	153	228	209
Cash	385	395	325
Total AUM	$1,836	$2,434	$2,211

Changes in AUM (a):
Beginning balance of AUM	$2,434	$2,211	$1,910
Net inflows (outflows):
Long-term strategies:
Equity	(18)	(12)	(10)
Fixed income	(21)	17	10
Liability-driven investments	78	36	22
Multi-asset and alternative investments	(11)	(2)	(4)
Total long-term active strategies inflows	28	39	18
Index	2	(7)	6
Total long-term strategies inflows	30	32	24
Short-term strategies:
Cash	(12)	70	49
Total net inflows	18	102	73
Net market impact	(471)	143	186
Net currency impact	(113)	(22)	42
Divestiture	(32)	—	—
Ending balance of AUM	$1,836	$2,434	$2,211

Wealth Management client assets (b)	$269	$321	$286
(a)    Excludes assets managed outside of the Investment and Wealth Management business segment.
(b)    Includes AUM and AUC/A in the Wealth Management line of business.

Business segment description

Our Investment and Wealth Management business segment consists of two distinct lines of business, Investment Management and Wealth Management, which have a combined AUM of $1.8 trillion as of Dec. 31, 2022.

BNY Mellon Investment Management is a leading global asset manager and consists of our seven specialist investment firms and global distribution network to deliver a highly diversified portfolio of investment strategies to institutional and retail clients globally.

Our Investment Management model provides specialized expertise from seven respected investment firms offering solutions across every major asset class, with backing from the proven stewardship and global presence of BNY Mellon. Each investment firm has its own individual culture, investment philosophy and proprietary investment process. This approach brings our clients clear, independent thinking from highly experienced investment professionals.

The investment firms offer a broad range of actively managed equity, fixed income, alternative and liability-driven investments, along with passive products and cash management. Our six majority-owned investment firms are as follows: ARX, Dreyfus, Insight Investment, Mellon, Newton Investment Management and Walter Scott. BNY Mellon owns a non-controlling interest in Siguler Guff.

In November 2022, BNY Mellon sold Alcentra. As part of the sale agreement, Investment Management will continue to offer Alcentra’s capabilities in BNY Mellon’s sub-advised funds and in select regions via its global distribution platform. BNY Mellon will continue to provide Alcentra with ongoing asset servicing support.

In addition to its investment firms, Investment Management has multiple global distribution entities, which are responsible for distributing the investment solutions developed and managed by the investment firms, as well as responsibility for management and distribution of our U.S. mutual funds and certain offshore money market funds.

BNY Mellon Wealth Management provides investment management, custody, wealth and estate planning, private banking services, investment servicing and information management. BNY Mellon Wealth Management has $269 billion in client assets as of Dec. 31, 2022, and more than 30 offices in the U.S. and internationally.

Wealth Management clients include individuals, families and institutions. Institutions include family offices, charitable gift programs and endowments and foundations. We work with clients to build, manage and sustain wealth across generations and market cycles.

The wealth business differentiates itself with a comprehensive wealth management framework called Active Wealth that seeks to empower clients to build and sustain long-term wealth.

BNY Mellon 19

Results of Operations (continued)
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

Review of financial results

AUM of $1.8 trillion decreased 25% compared with Dec. 31, 2021, primarily reflecting lower market values, the unfavorable impact of a stronger U.S. dollar and the divestiture of Alcentra, partially offset by net inflows.

Net long-term strategy inflows were $30 billion in 2022, driven by inflows of liability-driven investments, partially offset by outflows of fixed income, equity and multi-asset and alternative investments. Short-term strategy outflows were $12 billion in 2022.

Total revenue of $3.6 billion decreased 12% compared with 2021. The drivers of total revenue by line of business are indicated below.

Investment Management revenue of $2.4 billion decreased 16% compared with 2021, primarily reflecting lower market values, the unfavorable impact of a stronger U.S. dollar, the mix of cumulative net inflows, lower seed capital results and the impact of the Alcentra divestiture, partially offset by lower money market fee waivers.

Wealth Management revenue of $1.2 billion decreased 4% compared with 2021, primarily reflecting lower market values, partially offset by higher net interest revenue.

Revenue generated in the Investment and Wealth Management business segment included 35% from non-U.S. sources in 2022, compared with 38% in 2021.

Noninterest expense of $3.5 billion increased 24% compared with 2021, primarily reflecting goodwill impairment in the Investment Management reporting unit and investments in growth initiatives, partially offset by the favorable impact of a strong U.S. dollar.

20 BNY Mellon

Results of Operations (continued)
Other segment

(in millions)	2022	2021	2020
Fee revenue	$61	$36	$34
Investment and other revenue	(373)	15	37
Total fee and other revenue	(312)	51	71
Net interest expense	(162)	(159)	(145)
Total revenue	(474)	(108)	(74)
Provision for credit losses	23	(17)	1
Noninterest expense	278	161	133
(Loss) before income taxes	$(775)	$(252)	$(208)

Average loans and leases	$1,225	$1,594	$1,843

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

Review of financial results

Loss before taxes was $775 million in 2022 compared with $252 million in 2021.

Investment and other revenue decreased $388 million compared with 2021, primarily reflecting a $449 million net loss from repositioning the securities portfolio, partially offset by an impairment for a renewable energy investment recorded in 2021.

Noninterest expense increased $117 million compared with 2021, primarily reflecting higher severance expense.

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

At Dec. 31, 2022, approximately 50% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 10,600 employees in EMEA, approximately 16,100 employees in APAC and approximately 900 employees in other global locations, primarily Brazil.

We are a leading global asset manager. Our international operations managed 53% of BNY

BNY Mellon 21

Results of Operations (continued)
Mellon’s AUM at Dec. 31, 2022 and 60% at Dec. 31, 2021.

In Europe, we maintain capabilities to service Undertakings for Collective Investment in Transferable Securities and alternative investment funds. We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors across most European markets.

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

Foreign exchange rates vs. U.S. dollar	2022	2021	2020
Spot rate (at Dec. 31):
British pound	$1.2096	$1.3543	$1.3663
Euro	1.0708	1.1373	1.2267
Yearly average rate:
British pound	$1.2375	$1.3755	$1.2836
Euro	1.0550	1.1994	1.1414

International clients accounted for 36% of revenues in 2022, compared with 38% in 2021. Net income from international operations was $1.7 billion in 2022, compared with $1.8 billion in 2021.

In 2022, revenues from EMEA were $4.0 billion, compared with $4.1 billion in 2021. The 4% decrease primarily reflects lower revenue in the Investment and Wealth Management business segment, partially offset by higher revenue in the Securities Services business segment. The decrease in revenue in the Investment and Wealth Management business segment primarily reflects the unfavorable impact of a stronger U.S. dollar and lower market values. The increase in revenue in the Securities Services business segment primarily reflects higher net interest revenue, partially offset by the unfavorable impact of a stronger U.S. dollar.

The Securities Services, Investment and Wealth Management and Market and Wealth Services business segments generated 55%, 25% and 20% of EMEA revenues, respectively. Net income from EMEA was $880 million in 2022, compared with $1.0 billion in 2021.

Revenues from APAC were $1.13 billion in 2022, compared with $1.14 billion in 2021. The 1% decrease primarily reflects lower revenue in the Investment and Wealth Management business segment, partially offset by higher revenue in the Securities Services business segment. The decrease in Investment and Wealth Management revenue was primarily driven by the unfavorable impact of a stronger U.S. dollar and lower market values.

The Securities Services, Market and Wealth Services and Investment and Wealth Management business segments generated 54%, 32% and 14% of APAC revenues, respectively. Net income from APAC was $432 million in 2022, compared with $445 million in 2021.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 25 of the Notes to Consolidated Financial Statements.

22 BNY Mellon

Results of Operations (continued)
Country risk exposure

The following table presents BNY Mellon’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2022, as well as certain countries with higher-risk profiles, and is presented on an internal risk management basis. We monitor our exposure to these and other countries as part of our internal country risk management process.
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

Country risk exposure at Dec. 31, 2022	Interest-bearing deposits						Total exposure
(in billions)	Central banks	Banks		Lending (a)	Securities (b)	Other (c)
Top 10 country exposure:
Germany	$14.0	$1.0		$0.8	$4.2	$0.2	$20.2
United Kingdom (“UK”)	10.9	0.1		1.2	4.3	2.4	18.9
Belgium	8.2	0.7		0.1	0.1	—	9.1
Canada	—	2.2		0.9	3.9	1.8	8.8
Netherlands	3.8	—		0.2	1.0	0.2	5.2
Singapore	0.1	1.4		0.1	1.0	0.9	3.5
South Korea	0.1	0.1		2.3	0.1	0.2	2.8
Ireland	0.1	0.2		0.9	—	1.6	2.8
Luxembourg	0.1	0.3		1.0	0.1	1.3	2.8
Japan	1.1	0.9		—	0.5	0.2	2.7
Total Top 10 country exposure	$38.4	$6.9		$7.5	$15.2	$8.8	$76.8	(d)

Select country exposure:
Brazil	$—	$—		$0.9	$0.1	$0.2	$1.2
Russia	—	0.4	(e)	—	—	—	0.4
(a)    Lending includes loans, acceptances, issued letters of credit, net of participations, and lending-related commitments.
(b)    Securities include both the available-for-sale and held-to-maturity portfolios.
(c)    Other exposure includes over-the-counter (“OTC”) derivative and securities financing transactions, net of collateral.
(d)    The top 10 country exposure comprises approximately 70% of our total non-U.S. exposure.
(e)    Represents cash balances with exposure to Russia.

Events in recent years have resulted in increased focus on Brazil. The country risk exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services.

The war in Ukraine has increased our focus on Russia. The country risk exposure to Russia consists of cash balances related to our securities services businesses and may increase in the future to the extent cash is received for the benefit of our clients that is subject to distribution restrictions. BNY Mellon has ceased new banking business in Russia and suspended investment management purchases of Russian securities. At Dec. 31, 2022, less than 0.1% of our AUC/A and less than 0.01% of our AUM consisted of Russian securities. We will continue to work with multinational clients that depend on our custody and record keeping services to manage their exposures.
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

BNY Mellon 23

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

The quantitative component of our estimate uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. For the quantitative component, we segment portfolios into various major components including commercial loans and lease financing, commercial real estate, financial institutions, residential mortgages, and other. The segmentation of our debt securities portfolios is by major asset class and is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type. The components of the credit loss calculation for each major portfolio or asset class include a probability of default, loss given default and exposure at default, as applicable, and their values depend on the forecast behavior of variables in the macroeconomic environment. We utilize a multi-scenario macroeconomic forecast which includes a weighting of three scenarios: a baseline and upside and downside scenarios and allows us to develop our estimate using a wide span of economic variables. Our baseline scenario reflects a view on likely performance of each global region and the other two scenarios are designed relative to the baseline scenario. This approach incorporates a reasonable and supportable forecast period spanning the life of the asset, and includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. The length of each of the two components depends on the underlying financial instrument, scenario, and underlying economic input variable. In general, the initial economic outlook period for each economic input variable under each scenario ranges between several months and two years. The speed at which the scenario-specific forecasts revert to long-term historical mean is based on observed historical patterns of mean reversion at the economic variable input level that are reflected in our model parameter estimates. Certain macroeconomic variables such as unemployment or home prices take longer to revert after a contraction, though specific recovery times are scenario-specific. Reversion will usually take longer the further away the scenario-specific forecast is from the historical mean. On a quarterly basis, and within a developed governance structure, we update these scenarios for current economic conditions and may adjust the scenario weighting based on our economic outlook. The Company uses its best judgment to assess these economic conditions and loss data in estimating the allowance for credit losses and these estimates are subject to periodic refinement based on changes to underlying external or Company-specific historical data.

In the quantitative component of our estimate, we measure expected credit losses using an individual evaluation method if the risk characteristics of the asset is no longer consistent with the portfolio or class of asset. For these assets we do not employ the macroeconomic model calculation but consider factors such as payment status, collateral value, the obligor’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, and recovery expectations if they can be reasonably estimated. For loans, we measure the expected credit loss as the difference between the amortized cost basis of the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally consider nonperforming loans as well as loans that have been or are anticipated to be modified and classified under a troubled debt restructuring for individual evaluation given the risk characteristics of such loans.

Available-for-sale debt securities are recorded at fair value. When an available-for-sale debt security is in an unrealized loss position, we employ a methodology to identify and estimate the credit loss portion of the unrealized loss position. The measurement of expected credit losses is performed at the security level and is based on our best single

24 BNY Mellon

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

Our allowance for credit losses is sensitive to a number of inputs, most notably the credit ratings assigned to each borrower as well as macroeconomic forecast assumptions that are incorporated in our estimate of credit losses through the expected life of the loan portfolio. Thus, as the macroeconomic environment and related forecasts change, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs. If commercial real estate property values were increased 10% and all other credits were rated one grade better, the quantitative allowance would have decreased by $36 million, and if commercial real estate property values were decreased 10% and all other credits were rated one grade worse, the quantitative allowance would have increased by $71 million. Our multi-scenario based macroeconomic forecast used in determining the Dec. 31, 2022 allowance for credit losses consisted of three scenarios. The baseline scenario reflects slowing GDP growth through mid-2023, slightly rising unemployment through the end of 2023, and slightly declining commercial real estate prices through the end of 2023. The upside scenario reflects strong GDP growth in early 2023, declining unemployment and higher commercial real estate prices compared with the baseline. The downside scenario contemplates negative GDP growth through the third quarter of 2023, increasing unemployment through the first quarter of 2024 and lower commercial real estate prices than the baseline. At Dec. 31, 2022, we placed the most weighting on our baseline and downside scenarios, with the remaining weighting placed on the upside scenario. From a sensitivity perspective, at Dec. 31, 2022, if we had applied 100% weighting to the downside scenario, the quantitative allowance for credit losses would have been approximately $83 million higher.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($16.2 billion at Dec. 31, 2022) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2022) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

Goodwill

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

BNY Mellon 25

Results of Operations (continued)
Determining the fair value of a reporting unit is subject to uncertainty as it is reliant on estimates of cash flows that extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. In the future, changes in the assumptions or the discount rate could produce a material non-cash goodwill impairment.

In the second quarter of 2022, we performed our annual goodwill impairment test on all six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2022. The discount rate applied to these cash flows was 10%.

As a result of the annual goodwill impairment test of the six reporting units, no goodwill impairment was recognized. The fair values of four of the Company’s reporting units were substantially in excess of the respective reporting units’ carrying value. The Issuer Services reporting unit, with $2.4 billion of allocated goodwill, which is one of the two reporting units in the Securities Services business segment, exceeded its carrying value by approximately 10%. The Investment Management reporting unit, with $7.2 billion of allocated goodwill, which is one of the two reporting units in the Investment and Wealth Management segment, exceeded its carrying value by approximately 6%.

An interim test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value.

In the third quarter 2022, due to decreases in market values and the related outlook as well as increased market interest rates, we performed an interim goodwill impairment test of the Investment Management reporting unit which had $7.0 billion of allocated goodwill. The fair value of the Investment Management reporting unit was determined to be 7% below its carrying value, resulting in a goodwill impairment charge of $680 million. This goodwill impairment represents a non-cash charge and did not affect BNY Mellon’s liquidity position, tangible common equity or regulatory capital ratios. The cash flow estimates for the Investment Management reporting unit are impacted by projections of the level and mix of assets under management, market values, operating margins and long-term growth rates.

We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Sept. 30, 2022. The discount rate applied to these cash flows was 10.5% compared with the 10% discount rate used in the annual impairment test conducted in the second quarter of 2022. The increase was driven by a higher risk free rate. In the third quarter of 2022, we determined it was not necessary to perform an interim goodwill impairment test for our other reporting units.

In the fourth quarter of 2022, due to results of the third quarter 2022 interim impairment test and the macroeconomic conditions, we performed an additional interim goodwill impairment test of the Investment Management reporting unit, which had $6.0 billion of allocated goodwill after the sale of Alcentra on Nov. 1, 2022. The fair value of the Investment Management reporting unit exceeded its carrying value by approximately 3%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2022. The discount rate applied to these cash flows was 10.5%.

As of Dec. 31, 2022, if the discount rate applied to the estimated cash flows was increased or decreased by 25 basis points, the fair value of the Investment Management reporting unit would decrease or increase by 4%, respectively. Similarly, if the long-term growth rate was increased or decreased by 10 basis points, the fair value of the Investment Management reporting unit would increase or decrease by approximately 1%, respectively.

Intangible assets

Key judgments in accounting for intangible assets include useful life and classification between goodwill and indefinite-lived intangible assets or other intangible assets requiring amortization.

Indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2022) are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. As a result of the annual evaluation, no impairment was recognized, however, a $700 million indefinite-lived intangible asset related to customer relationships in the Investment Management business exceeded its carrying value by approximately 3%.

26 BNY Mellon

Results of Operations (continued)
Other amortizing intangible assets ($329 million at Dec. 31, 2022) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

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

At Dec. 31, 2022, total assets were $406 billion, compared with $444 billion at Dec. 31, 2021. The decrease in total assets was primarily driven by lower securities and interest-bearing deposits with the Federal Reserve and other central banks, partially offset by higher other assets. Deposit liabilities totaled $279 billion at Dec. 31, 2022, compared with $320 billion at Dec. 31, 2021. The decrease primarily reflects lower noninterest-bearing (principally U.S.
offices), interest-bearing deposits in U.S. offices and interest-bearing deposits in Non-U.S. offices. Total interest-bearing deposit liabilities as a percentage of total interest-earning assets were 58% at Dec. 31, 2022 and 60% at Dec. 31, 2021.

At Dec. 31, 2022, available funds totaled $138 billion and includes cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $155 billion at Dec. 31, 2021. Total available funds as a percentage of total assets were 34% at Dec. 31, 2022 and 35% at Dec. 31, 2021. For additional information on our available funds, see “Liquidity and dividends.”

Securities were $143 billion, or 35% of total assets, at Dec. 31, 2022, compared with $159 billion, or 36% of total assets, at Dec. 31, 2021. The decrease primarily reflects unrealized pre-tax losses and lower agency residential mortgage-backed securities (“RMBS”), partially offset by higher U.S. Treasury securities. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $66 billion, or 16% of total assets, at Dec. 31, 2022, compared with $68 billion, or 15% of total assets, at Dec. 31, 2021. The decrease was primarily driven by lower margin loans, partially offset by higher overdrafts, capital call financing and wealth management mortgages. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $30 billion at Dec. 31, 2022 and $26 billion at Dec. 31, 2021. Issuances were partially offset by redemptions and maturities and a decrease in the fair value of hedged long-term debt. For additional information on long-term debt, see “Liquidity and dividends” and Note 13 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity decreased to $41 billion at Dec. 31, 2022 from $43 billion at Dec. 31, 2021. For additional information, see “Capital” and Note 15 of the Notes to Consolidated Financial Statements.

BNY Mellon 27

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

The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2021		2022 change in unrealized gain (loss)	Dec. 31, 2022			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		% Floating rate (b)	Ratings (c)
													BBB+/ BBB-	BB+ and lower
(dollars in millions)	Fair value			Amortized cost (a)	Fair value						AAA/ AA-	A+/ A-			Not rated
U.S. Treasury	$40,582		$(1,462)	$42,966	$41,503		97%	$(1,463)		51%	100%	—%	—%	—%	—%
Agency RMBS	50,735		(4,895)	43,576	38,916		89	(4,660)		15	100	—	—	—	—
Agency commercial mortgage-backed securities (“MBS”)	12,291		(927)	12,670	11,864		94	(806)		42	100	—	—	—	—
Sovereign debt/sovereign guaranteed (d)	14,312		(561)	12,294	11,756		96	(538)		22	90	5	4	1	—
Supranational	7,646		(267)	8,572	8,298		97	(274)		64	100	—	—	—	—
Collateralized loan obligations (“CLOs”)	5,421		(126)	6,429	6,300		98	(129)		100	100	—	—	—	—
U.S. government agencies	5,420		(514)	6,671	6,115		92	(556)		36	100	—	—	—	—
Foreign covered bonds (e)	6,238		(267)	6,041	5,776		96	(265)		57	100	—	—	—	—
Non-agency commercial MBS	3,114		(311)	3,334	3,054		92	(280)		54	100	—	—	—	—
Foreign government agencies (f)	2,686		(114)	2,429	2,307		95	(122)		34	95	5	—	—	—
Non-agency RMBS	2,793		(276)	2,227	2,060		93	(167)		50	85	3	—	7	5
Other asset-backed securities (“ABS”)	2,190		(109)	1,443	1,319		91	(124)		19	100	—	—	—	—
State and political subdivisions	2,529		26	25	23		93	(2)		51	1	52	1	—	46
Corporate bonds	2,066		33	—	—		—	—		—	—	—	—	—	—
Other	1		—	1	1		100	—		—	—	—	—	—	100
Total securities	$158,024	(g)	$(9,770)	$148,678	$139,292	(g)	94%	$(9,386)	(g)(h)	40%	99%	1%	—%	—%	—%
(a)    Amortized cost reflects historical impairments, and is net of the allowance for credit losses.
(b)    Includes the impact of hedges.
(c)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(d)    Primarily consists of exposure to Germany, United Kingdom, France, Singapore, Canada and Italy.
(e)    Primarily consists of exposure to Canada, United Kingdom, Australia, Germany and Norway.
(f)    Primarily consists of exposure to Canada, Norway, Netherlands, Sweden, France and Denmark.
(g)    Includes net unrealized losses on derivatives hedging securities available-for-sale (including terminated hedges) of $590 million at Dec. 31, 2021 and net unrealized gain (including terminated hedges) of $2,678 million at Dec. 31, 2022.
(h)    At Dec. 31, 2022, net unrealized losses of $3,184 million related to available-for-sale securities, net of hedges, and $6,202 related to held-to-maturity securities.

The fair value of our securities portfolio, including related hedges, was $139.3 billion at Dec. 31, 2022, compared with $158.0 billion at Dec. 31, 2021. The decrease primarily reflects unrealized pre-tax losses and lower agency RMBS, partially offset by an increase in U.S. Treasury securities.

At Dec. 31, 2022, the securities portfolio had a net unrealized loss, including the impact of related hedges, of $9.4 billion, compared with a net unrealized gain, including the impact of related hedges, of $384 million at Dec. 31, 2021. The increase in the net unrealized loss, including the impact of hedges, was primarily driven by higher market interest rates.
The fair value of the available-for-sale securities totaled $89.3 billion at Dec. 31, 2022, net of hedges, or 64% of the securities portfolio, net of hedges. The fair value of the held-to-maturity securities totaled $50.0 billion at Dec. 31, 2022, or 36% of the securities portfolio.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $2.4 billion at Dec. 31, 2022, compared with an unrealized gain (after-tax), net of hedges, of $362 million at Dec. 31, 2021. The increase in the unrealized loss, net of tax, was primarily driven by higher market interest rates.

28 BNY Mellon

Results of Operations (continued)
At Dec. 31, 2022, 99% of the securities in our portfolio were rated AAA/AA-, compared with 96% at Dec. 31, 2021.

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

Net premium amortization and discount accretion of securities (a)
(dollars in millions)	2022	2021	2020
Amortizable purchase premium (net of discount) relating to securities:
Balance at year-end	$1,151	$1,972	$2,283
Estimated average life remaining at year-end (in years)	4.5	4.4	3.9
Amortization	$387	$698	$568
Accretable discount related to the prior restructuring of the securities portfolio:
Balance at year-end	$42	$109	$130
Estimated average life remaining at year-end (in years)	8.3	6.1	5.6
Accretion	$25	$43	$38
(a)    Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both are recorded on a level yield basis.

Equity investments

We have several equity investments recorded in other assets. These include equity method investments, including renewable energy, investments in qualified affordable housing projects, Federal Reserve Bank stock, seed capital and other investments. The following table presents the carrying values at Dec. 31, 2022 and Dec. 31, 2021.

Equity investments	Dec. 31,
(in millions)	2022	2021
Renewable energy investments	$871	$1,027
Qualified affordable housing project investments	1,298	1,153
Equity method investments:
CIBC Mellon	545	687
Siguler Guff	242	252
Innocap Investment Management Inc.	16	—
Total equity method investments	803	939
Federal Reserve Bank stock	478	472
Other equity investments (a)	695	449
Seed capital (b)	218	357
Federal Home Loan Bank stock	6	7
Total equity investments	$4,369	$4,404
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

BNY Mellon 29

Results of Operations (continued)
Loans

Total exposure – consolidated	Dec. 31, 2022			Dec. 31, 2021
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Financial institutions	$9.7	$31.7	$41.4	$10.2	$30.6	$40.8
Commercial	1.7	11.7	13.4	2.1	11.9	14.0
Wealth management loans	10.3	0.6	10.9	9.8	0.5	10.3
Wealth management mortgages	9.0	0.2	9.2	8.2	0.4	8.6
Commercial real estate	6.2	3.9	10.1	6.0	3.3	9.3
Lease financings	0.7	—	0.7	0.7	—	0.7
Other residential mortgages	0.4	—	0.4	0.3	—	0.3
Overdrafts	4.8	—	4.8	3.1	—	3.1
Capital call financing	3.4	3.5	6.9	2.3	1.5	3.8
Other	3.0	—	3.0	2.6	—	2.6
Margin loans	16.9	—	16.9	22.5	—	22.5
Total	$66.1	$51.6	$117.7	$67.8	$48.2	$116.0

At Dec. 31, 2022, total lending-related exposure was $117.7 billion, an increase of 1% compared with Dec. 31, 2021, primarily reflecting higher exposure in the capital call financing portfolio, higher overdrafts and higher exposure to the commercial real estate, wealth management loans, wealth management mortgages and financial institutions portfolios, partially offset by lower margin loans.
Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 47% of our total exposure at both Dec. 31, 2022 and Dec. 31, 2021. Additionally, most of our overdrafts relate to financial institutions.

Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2022					Dec. 31, 2021
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$1.6	$17.5	$19.1	96%	98%	$1.7	$17.5	$19.2
Asset managers	1.6	7.6	9.2	98	84	1.7	7.1	8.8
Banks	6.1	1.5	7.6	86	97	5.8	1.5	7.3
Insurance	0.1	3.8	3.9	100	12	0.2	3.4	3.6
Government	—	0.2	0.2	100	49	0.1	0.2	0.3
Other	0.3	1.1	1.4	98	43	0.7	0.9	1.6
Total	$9.7	$31.7	$41.4	95%	85%	$10.2	$30.6	$40.8

The financial institutions portfolio exposure was $41.4 billion at Dec. 31, 2022, an increase of 1% compared with Dec. 31, 2021, primarily reflecting higher exposure in the asset managers, banks and insurance portfolios, partially offset by lower exposure in the other portfolio.

Financial institution exposures are high-quality, with 95% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2022. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

The exposure to financial institutions is generally short-term, with 85% of the exposures expiring

30 BNY Mellon

Results of Operations (continued)
within one year. At Dec. 31, 2022 and Dec. 31, 2021, 17% of the exposure to financial institutions had an expiration within 90 days.

In addition, 64% of the financial institutions exposure is secured at Dec. 31, 2022. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

At Dec. 31, 2022, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $16.1 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit. Secured intraday credit facilities represent approximately 39% of the exposure in the financial institutions portfolio and are reviewed and reapproved annually.

The asset managers portfolio exposure is high-quality, with 98% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2022. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Our banks portfolio exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 97% due in less than one year. The investment grade percentage of our banks exposure was 86% at Dec. 31, 2022, compared with 88% at Dec. 31, 2021. Our non-investment grade exposures are primarily trade finance loans in Brazil.

Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2022					Dec. 31, 2021
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.5	$4.1	$4.6	96%	21%	$0.6	$3.9	$4.5
Energy and utilities	0.3	3.7	4.0	94	9	0.4	3.9	4.3
Services and other	0.8	3.2	4.0	96	29	1.0	3.2	4.2
Media and telecom	0.1	0.7	0.8	88	—	0.1	0.9	1.0
Total	$1.7	$11.7	$13.4	95%	19%	$2.1	$11.9	$14.0

The commercial portfolio exposure was $13.4 billion at Dec. 31, 2022, a decrease of 4% from Dec. 31, 2021, primarily driven by lower exposure in the energy and utilities, media and telecom and services and other portfolios.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Investment grade percentages	Dec. 31,
	2022	2021	2020
Financial institutions	95%	96%	95%
Commercial	95%	94%	92%

Wealth management loans

Our wealth management loan exposure was $10.9 billion at Dec. 31, 2022, compared with $10.3 billion at Dec. 31, 2021. Wealth management loans primarily consist of loans to high-net-worth individuals, a majority of which are secured by the customers’ investment management accounts or custody accounts.

Wealth management mortgages

Our wealth management mortgage exposure was $9.2 billion at Dec. 31, 2022, compared with $8.6 billion at Dec. 31, 2021. Wealth management mortgages primarily consist of loans to high-net-worth individuals, which are secured by residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2022.

At Dec. 31, 2022, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 22%; New York – 15%; Florida – 10%; Massachusetts – 8%; and other – 45%.

BNY Mellon 31

Results of Operations (continued)
Commercial real estate

The composition of the commercial real estate portfolio by asset class, including percentage secured, is presented below.

Composition of commercial real estate portfolio by asset class	Dec. 31, 2022		Dec. 31, 2021
	Total exposure	Percentage secured (a)	Total exposure	Percentage secured (a)
(dollars in billions)
Residential	$4.1	85%	$3.6	81%
Office	2.8	75	2.6	77
Retail	0.9	58	0.9	58
Mixed-use	0.8	33	0.7	37
Hotels	0.6	42	0.5	23
Healthcare	0.4	49	0.4	25
Other	0.5	66	0.6	45
Total commercial real estate	$10.1	71%	$9.3	66%
(a)    Represents the percentage of secured exposure in each asset class.

Our commercial real estate exposure totaled $10.1 billion at Dec. 31, 2022 and $9.3 billion at Dec. 31, 2021. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2022, the unsecured portfolio consisted of real estate investment trusts (“REITs”) and real estate operating companies, which are both primarily investment grade.

At Dec. 31, 2022, our commercial real estate portfolio consisted of the following concentrations: New York metro – 36%; REITs and real estate operating companies – 29%; and other – 35%.

Lease financings

The lease financings portfolio exposure totaled $657 million at Dec. 31, 2022 and $731 million at Dec. 31, 2021. At Dec. 31, 2022, approximately 99% of leasing exposure was investment grade, or investment grade equivalent and consisted of exposures backed by well-diversified assets, primarily real estate and large-ticket transportation equipment. The largest components of our lease residual value exposure were to aircraft and freight-related rail cars. Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.

Approximately 78% of the portfolio is additionally secured by highly rated securities and/or secured by letters of credit from investment grade issuers. Counterparty rating equivalents at Dec. 31, 2022, were as follows:
•40% were A or better, or equivalent;
•59% were BBB; and
•1% were non-investment grade.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $345 million at Dec. 31, 2022 and $299 million at Dec. 31, 2021. Included in this portfolio at Dec. 31, 2022 were $97 million of fixed rate jumbo mortgage loans purchased in 2022 with a weighted-average loan-to-value ratio of 70% at origination.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and are generally repaid within two business days.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

32 BNY Mellon

Results of Operations (continued)
Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

Margin loan exposure of $16.9 billion at Dec. 31, 2022 and $22.5 billion at Dec. 31, 2021 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $6.0 billion at Dec. 31, 2022 and $7.7 billion at Dec. 31, 2021 related to a term loan program that offers fully collateralized loans to broker-dealers.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio.

Maturity of loan portfolio at Dec. 31, 2022	Within 1 year	Between 1 and 5 years	Between 5 and 15 years	After 15 years	Total
(in millions)
Commercial	$929	$631	$172	$—	$1,732
Commercial real estate	1,002	3,723	1,501	—	6,226
Financial institutions	8,561	655	468	—	9,684
Lease financings	22	108	527	—	657
Wealth management loans	10,068	167	67	—	10,302
Wealth management mortgages	37	4	411	8,514	8,966
Other residential mortgages	—	7	154	184	345
Overdrafts	4,839	—	—	—	4,839
Capital call financing	1,497	1,912	29	—	3,438
Other	2,930	—	11	—	2,941
Margin loans	16,683	250	—	—	16,933
Total	$46,568	$7,457	$3,340	$8,698	$66,063

Interest rate characteristic

The following table shows the interest rate characteristic of loans maturing after one year.

Interest rate characteristic of loan portfolio maturing > 1 year at Dec. 31, 2022
(in millions)	Fixed rates	Floating rates	Total
Commercial	$71	$732	$803
Commercial real estate	185	5,039	5,224
Financial institutions	5	1,118	1,123
Lease financings	635	—	635
Wealth management loans	18	216	234
Wealth management mortgages	3,629	5,300	8,929
Other residential mortgages	315	30	345
Capital call financing	—	1,941	1,941
Other	—	11	11
Margin Loans	—	250	250
Total	$4,858	$14,637	$19,495

BNY Mellon 33

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

The following table presents the changes in our allowance for credit losses.

Allowance for credit losses activity	2022	2021
(dollars in millions)
Beginning balance of allowance for credit losses	$260	$501
Provision for credit losses	39	(231)
Charge-offs:
Loans:
Wealth management mortgages	—	(1)
Other residential mortgages	—	(1)
Other loans	—	(16)
Other financial instruments	(11)	—
Total charge-offs	(11)	(18)
Recoveries:
Loans:
Financial institutions	—	2
Other residential mortgages	4	6
Other financial instruments	—	—
Total recoveries	4	8
Net (charge-offs)	(7)	(10)
Ending balance of allowance for credit losses	$292	$260

Allowance for loan losses	$176	$196
Allowance for lending-related commitments	78	45
Allowance for financial instruments (a)	38	19
Total allowance for credit losses	$292	$260
Total loans	$66,063	$67,787
Average loans outstanding	$67,825	$60,814
Net (charge-offs) recoveries of loans to average loans outstanding	(0.01)%	(0.02)%
Net (charge-offs) recoveries of loans to total allowance for loan losses and lending-related commitments	(2.76)	(4.15)
Allowance for loan losses as a percentage of total loans	0.27	0.29
Allowance for loan losses and lending-related commitments as a percentage of total loans	0.38	0.36
Net (charge-offs) to average loans by loan category: (b)
Wealth management mortgages:	N/A	(0.01)%
Net (charge-offs) during the year	N/A	$(1)
Average loans outstanding	N/A	$8,046	(b)
Other loans:	N/A	(0.77)%
Net (charge-offs) during the year	N/A	$(16)
Average loans outstanding	N/A	$2,088	(b)
(a)    Includes allowance for credit losses on federal funds sold and securities purchased under resale agreements, available-for-sale securities, held-to-maturity securities, accounts receivable, cash and due from banks and interest-bearing deposits with banks.
(b)    Average loans based on month-end balances.
N/A – Not applicable. There were no net charge-offs in 2022.

34 BNY Mellon

Results of Operations (continued)
The provision for credit losses was $39 million in 2022 compared with a benefit of $231 million in 2021. The increase was primarily driven by changes in the macroeconomic forecast.

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

Allocation of allowance for loan losses and lending-related commitments (a)
	Dec. 31,
	2022		2021
(dollars in millions)	$	%	$	%
Commercial real estate	$184	72%	$199	82%
Financial institutions	24	9	13	5
Commercial	18	7	12	5
Other residential mortgages	8	3	7	3
Wealth management mortgages	12	5	6	2
Capital call financing	6	2	2	1
Wealth management loans	1	1	1	1
Lease financings	1	1	1	1
Total	$254	100%	$241	100%
(a)    The allowance allocated to margins loans, overdrafts and other loans was insignificant at both Dec. 31, 2022 and Dec. 31, 2021. We have rarely suffered a loss on these types of loans.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2022	2021
Nonperforming loans:
Other residential mortgages	$31	$39
Wealth management mortgages	22	25
Commercial real estate	54	54
Total nonperforming loans	107	118
Other assets owned	2	2
Total nonperforming assets	$109	$120
Nonperforming assets ratio	0.16%	0.18%
Allowance for loan losses/nonperforming loans	164.5	166.1
Allowance for loan losses/nonperforming assets	161.5	163.3
Allowance for credit losses/nonperforming loans	237.4	204.2
Allowance for credit losses/nonperforming assets	233.0	200.8

Nonperforming assets decreased $11 million in 2022 compared with 2021, primarily reflecting lower other residential mortgages and wealth management mortgage loans.

See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

We receive client deposits through the businesses in the Securities Services, Market and Wealth Services and Investment and Wealth Management segments and we rely on those deposits as a low-cost and stable source of funding.

Total deposits were $279.0 billion at Dec. 31, 2022, a decrease of 13%, compared with $319.7 billion at Dec. 31, 2021. The decrease primarily reflects lower non-interest bearing deposits (principally U.S. offices), interest-bearing deposits in U.S. offices and interest-bearing deposits in non-U.S. offices.

Noninterest-bearing deposits were $78.0 billion at Dec. 31, 2022, compared with $93.7 billion at Dec. 31, 2021. Interest-bearing deposits were primarily demand deposits and totaled $201.0 billion at Dec. 31, 2022, compared with $226.0 billion at Dec. 31, 2021.

BNY Mellon 35

Results of Operations (continued)
The aggregate amount of deposits by foreign customers in domestic offices was $61.2 billion at Dec. 31, 2022 and $65.4 billion at Dec. 31, 2021.

Deposits in foreign offices totaled $98.3 billion at Dec. 31, 2022 and $112.1 billion at Dec. 31, 2021. These deposits were primarily overnight deposits.

Uninsured deposits are the portion of domestic deposits accounts that exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limit. Uninsured deposits in domestic deposit accounts are generally demand deposits and totaled $156.6 billion at Dec. 31, 2022 and $186.2 billion at Dec. 31, 2021.

The following table presents the amount of uninsured domestic and foreign time deposits disaggregated by time remaining until maturity.

Uninsured time deposits at Dec. 31, 2022
(in millions)	Domestic	Foreign
Less than 3 months	$226	$922
3 to 6 months	42	5
6-12 months	75	10
Over 12 months	19	—
Total	$362	$937

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

The Parent’s policy is to have access to sufficient unencumbered cash and cash equivalents at each quarter-end to cover maturities and other forecasted debt redemptions, net interest payments and net tax payments for the following 18-month period, and to provide sufficient collateral to satisfy transactions subject to Section 23A of the Federal Reserve Act. As of Dec. 31, 2022, the Parent was in compliance with this policy.

We monitor and control liquidity exposures and funding needs within and across significant legal

36 BNY Mellon

Results of Operations (continued)
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

Available funds	Dec. 31, 2022	Dec. 31, 2021	Average
(dollars in millions)			2022	2021	2020
Cash and due from banks	$5,030	$6,061	$5,542	$5,922	$4,506
Interest-bearing deposits with the Federal Reserve and other central banks	91,655	102,467	97,442	113,346	94,432
Interest-bearing deposits with banks	17,169	16,630	16,826	20,757	19,165
Federal funds sold and securities purchased under resale agreements	24,298	29,607	24,953	28,530	30,768
Total available funds	$138,152	$154,765	$144,763	$168,555	$148,871
Total available funds as a percentage of total assets	34%	35%	34%	37%	36%

Total available funds were $138.2 billion at Dec. 31, 2022, compared with $154.8 billion at Dec. 31, 2021. The decrease was primarily due to lower interest-bearing deposits with the Federal Reserve and other central banks and federal funds sold and securities purchased under resale agreements.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, other borrowed funds and commercial paper, were $16.9 billion for 2022 and $16.7 billion for 2021. The increase primarily reflects higher trading liabilities and other borrowed funds, partially offset by lower federal funds purchased and securities sold under repurchase agreements.

Average interest-bearing domestic deposits were $111.5 billion for 2022 and $124.7 billion for 2021. Average foreign deposits, primarily from our European-based businesses included in the Securities Services and Market and Wealth Services segments, were $101.9 billion for 2022, compared with $112.5 billion for 2021. The decrease primarily reflects client activity.

Average payables to customers and broker-dealers were $17.1 billion for 2022 and $16.9 billion for
2021. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $27.4 billion for 2022 and $25.8 billion for 2021.

Average noninterest-bearing deposits decreased to $85.7 billion for 2022 from $86.6 billion for 2021, primarily reflecting client activity.

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

BNY Mellon 37

Results of Operations (continued)
Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2022
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
NR – Not rated.

Long-term debt totaled $30.5 billion at Dec. 31, 2022 and $25.9 billion at Dec. 31, 2021. Issuances of $10.0 billion were partially offset by redemptions and maturities of $4.0 billion and a decrease in the fair value of hedged long-term debt. The Parent has $5.3 billion of long-term debt that will mature in 2023.

The following table presents the long-term debt issued in 2022.

Debt issuances
(in millions)	2022
5.834% fixed-to-floating callable senior notes due 2033	$1,500
4.414% fixed-to-floating callable senior notes due 2026	1,250
5.802% fixed-to-floating callable senior notes due 2028	1,000
3.350% fixed rate senior notes due 2025	950
2.050% fixed rate senior notes due 2027	850
4.289% fixed-to-floating callable senior notes due 2033	750
5.224% fixed-to-floating callable senior notes due 2025	750
3.430% fixed-to-floating callable senior notes due 2025	700
3.992% fixed-to-floating callable senior notes due 2028	500
4.596% fixed-to-floating callable senior notes due 2030	500
2.500% fixed rate senior notes due 2032	450
SOFR + 62bps senior notes due 2025	400
3.850% fixed rate senior notes due 2029	350
Total debt issuances	$9,950
SOFR – compounded secured overnight financing rate
bps – basis points

In January 2023, the Parent issued $750 million of fixed-to-floating rate senior notes maturing in 2029.
The annual fixed interest rate is 4.543% from issuance to, but excluding, Feb. 1, 2028, and then an annual interest rate of SOFR plus 116.868 basis points. The Parent also issued $750 million of fixed-to-floating rate senior notes maturing in 2034. The annual fixed interest rate is 4.706% from issuance to, but excluding, Feb. 1, 2033, and then an annual interest rate of SOFR plus 151.178 basis points.

The Bank of New York Mellon may issue notes and CDs. At Dec. 31, 2022 and Dec. 31, 2021, $780 million and $30 million, respectively, of notes were outstanding. At Dec. 31, 2022, $122 million of CDs were outstanding. There were no CDs outstanding at Dec. 31, 2021.

The Bank of New York Mellon also issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. There was no commercial paper outstanding at Dec. 31, 2022 and Dec. 31, 2021. The average commercial paper outstanding was $5 million for 2022 and $3 million for 2021.

Subsequent to Dec. 31, 2022, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $3.4 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2022, non-

38 BNY Mellon

Results of Operations (continued)
bank subsidiaries of the Parent had liquid assets of approximately $4.4 billion. Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

Pershing LLC has uncommitted lines of credit in place for liquidity purposes which are guaranteed by the Parent. Pershing LLC has two separate uncommitted lines of credit amounting to $350 million in aggregate. Average borrowings under these lines were less than $1 million, in aggregate, in 2022. Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has two separate uncommitted lines of credit amounting to $257 million in aggregate. Average borrowings under these lines were $5 million, in aggregate, in 2022.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY Mellon’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash generating fee-based business model, with fee revenue representing 79% of total revenue in 2022, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 120.5% at Dec. 31, 2022 and 119.3% at Dec. 31, 2021, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2022, we paid $1.4 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 49% for 2022.

In 2022, we repurchased 2.0 million common shares at an average price of $61.08 per common share for a total cost of $124 million.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY Mellon’s consolidated HQLA at Dec. 31, 2022, and the average HQLA and average LCR for the fourth quarter of 2022.

Consolidated HQLA and LCR	Dec. 31, 2022
(dollars in billions)
Securities (a)	$106
Cash (b)	91
Total consolidated HQLA (c)	$197

Total consolidated HQLA – average (c)	$200
Average LCR	118%
(a)    Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereign securities, and U.S. agencies.
(b)    Primarily includes cash on deposit with central banks.
(c)    Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $133 billion at Dec. 31, 2022 and averaged $138 billion for the fourth quarter of 2022.

BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout 2022.

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

BNY Mellon 39

Results of Operations (continued)
Net cash provided by operating activities was $15.1 billion in 2022, compared with $2.8 billion in 2021. In 2022, cash flows provided by operations primarily resulted from changes in trading assets and liabilities, changes in accruals and other, net and earnings. In 2021, cash flows provided by operations primarily resulted from earnings, partially offset by changes in trading assets and liabilities and changes in accruals and other, net.

Net cash provided by investing activities was $19.9 billion in 2022, compared with $19.7 billion in 2021. In 2022, net cash provided by investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks, a net decrease in the securities portfolio and change in federal funds sold and securities purchased under resale agreements. In 2021, net cash provided by investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks, partially offset by a net change in loans and a net increase in the securities portfolio.

Net cash used for financing activities was $33.7 billion in 2022, compared with $22.0 billion in 2021. In 2022 and 2021, net cash used for financing activities primarily reflects changes in deposits and repayments of long-term debt, partially offset by issuances of long-term debt. In 2021, net cash used for financing activities also reflects common stock repurchases.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2022	2021
At Dec. 31:
BNY Mellon shareholders’ equity to total assets ratio	10.0%	9.7%
BNY Mellon common shareholders’ equity to total assets ratio	8.8%	8.6%
Total BNY Mellon shareholders’ equity	$40,734	$43,034
Total BNY Mellon common shareholders’ equity	$35,896	$38,196
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)	$18,686	$19,547
Book value per common share	$44.40	$47.50
Tangible book value per common share – Non-GAAP (a)	$23.11	$24.31
Closing stock price per common share	$45.52	$58.08
Market capitalization	$36,800	$46,705
Common shares outstanding	808,445	804,145

Full-year:
Cash dividends per common share	$1.42	$1.30
Common dividend payout ratio	49%	32%
Common dividend yield	3.1%	2.2%
(a)    See “Explanation of GAAP and Non-GAAP financial measures” beginning on page 104 for a reconciliation of GAAP to Non-GAAP.

The Bank of New York Mellon Corporation total shareholders’ equity decreased to $40.7 billion at Dec. 31, 2022 from $43.0 billion at Dec. 31, 2021. The decrease primarily reflects unrealized losses on securities available-for-sale, dividend payments and foreign currency translation, partially offset by earnings.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $2.4 billion at Dec. 31, 2022, compared with an unrealized gain (after-tax), net of hedges, of $362 million at Dec. 31, 2021. The increase in the unrealized loss, net of tax, was primarily driven by higher market interest rates.
We repurchased 2.0 million common shares at an average price of $61.08 per common share for a total of $124 million in 2022.

In June 2021, our Board of Directors authorized the repurchase of up to $6.0 billion of common shares over the six quarters beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022.

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

40 BNY Mellon

Results of Operations (continued)
In July 2022, our Board of Directors approved a 9% increase in the quarterly cash dividend on common stock, from $0.34 to $0.37 per share. We began paying the increased quarterly cash dividend in the third quarter of 2022.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2022 and Dec. 31, 2021, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.” Failure to satisfy regulatory standards, including
“well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation – Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements” and “Risk Factors – Capital and Liquidity Risk – Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.”

The U.S. banking agencies’ capital rules are based on the framework adopted by the Basel Committee on Banking Supervision (“BCBS”), as amended from time to time. For additional information on these capital requirements, see “Supervision and Regulation.”

The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2022					Dec. 31, 2021
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		11.2%	11.4%
Tier 1 capital ratio	6%		10		14.1	14.2
Total capital ratio	10		12		14.9	15.0
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		11.3%	11.2%
Tier 1 capital ratio	6%		10		14.4	14.0
Total capital ratio	10		12		15.3	14.9
Tier 1 leverage ratio	N/A	(c)	4		5.8	5.5
SLR (d)	N/A	(c)	5		6.8	6.6

The Bank of New York Mellon regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	6.5%		7%		15.6%	16.5%
Tier 1 capital ratio	8		8.5		15.6	16.5
Total capital ratio	10		10.5		15.7	16.5
Tier 1 leverage ratio	5		4		6.2	6.0
SLR (d)	6		3		7.7	7.6
(a)    Minimum requirements for Dec. 31, 2022 include minimum thresholds plus currently applicable buffers. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%. The stress capital buffer (“SCB”) requirement is 2.5%, equal to the regulatory minimum for Standardized Approach capital ratios.
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

BNY Mellon 41

Results of Operations (continued)
Our CET1 ratio determined under the Advanced Approaches was 11.2% at Dec. 31, 2022 and 11.2% at Dec. 31, 2021 under the Standardized Approach. The unchanged ratio primarily reflects capital generated through earnings, lower RWAs and the impact of the Alcentra sale, offset by the net decrease in accumulated other comprehensive income and capital deployed through dividends.

In 2022, we implemented the Standardized Approach for Counterparty Credit Risk (“SA-CCR”), which replaced the current exposure method used to measure derivative counterparty exposure.

The Tier 1 leverage ratio was 5.8% at Dec. 31, 2022, compared with 5.5% at Dec. 31, 2021. The increase was driven by lower average assets, partially offset by a decrease in capital.

Risk-based capital ratios vary depending on the size of the balance sheet at period-end and the levels and types of investments in assets, and leverage ratios vary based on the average size of the balance sheet over the quarter. The balance sheet size fluctuates from period to period based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher. In addition, when markets experience significant volatility or stress, our balance sheet size may increase considerably as client deposit levels increase.

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

The following table presents our capital components and RWAs.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2022	2021
CET1:
Common shareholders’ equity	$35,896	$38,196
Adjustments for:
Goodwill and intangible assets (a)	(17,210)	(18,649)
Net pension fund assets	(317)	(400)
Embedded goodwill	(279)	(300)
Deferred tax assets	(56)	(55)
Other	(2)	(46)
Total CET1	18,032	18,746
Other Tier 1 capital:
Preferred stock	4,838	4,838
Other	(14)	(99)
Total Tier 1 capital	$22,856	$23,485
Tier 2 capital:
Subordinated debt	$1,248	$1,248
Allowance for credit losses	291	250
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,528	1,487
Excess of expected credit losses	50	—
Less: Allowance for credit losses	291	250
Total Tier 2 capital – Advanced Approaches	$1,287	$1,237
Total capital:
Standardized Approach	$24,384	$24,972
Advanced Approaches	$24,143	$24,722

Risk-weighted assets:
Standardized Approach	$159,096	$167,608
Advanced Approaches:
Credit Risk	$90,243	$98,310
Market Risk	2,979	3,069
Operational Risk	68,450	63,688
Total Advanced Approaches	$161,672	$165,067

Average assets for Tier 1 leverage ratio	$396,643	$430,102
Total leverage exposure for SLR	$336,049	$354,033
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax-deductible goodwill.

42 BNY Mellon

Results of Operations (continued)
The table below presents the factors that impacted CET1 capital.

CET1 generation	2022
(in millions)
CET1 – Beginning of period	$18,746
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	2,362
Goodwill and intangible assets, net of related deferred tax liabilities	1,439
Gross CET1 generated	3,801
Capital deployed:
Common stock dividends (a)	(1,165)
Common stock repurchases	(124)
Total capital deployed	(1,289)
Other comprehensive loss:
Unrealized loss on assets available-for-sale	(2,907)
Foreign currency translation	(590)
Unrealized loss on cash flow hedges	(6)
Defined benefit plans	(250)
Total other comprehensive loss	(3,753)
Additional paid-in capital (b)	380
Other additions (deductions):
Net pension fund assets	83
Embedded goodwill	21
Deferred tax assets	(1)
Other	44
Total other additions	147
Net CET1 deployed	(714)
CET1 – End of period	$18,032
(a)    Includes dividend-equivalents on share-based awards.
(b)    Primarily related to stock awards, the exercise of stock options and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2022 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2022
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	6	bps	7	bps
Advanced Approaches	6		7

Tier 1 capital:
Standardized Approach	6		9
Advanced Approaches	6		9

Total capital:
Standardized Approach	6		10
Advanced Approaches	6		9

Tier 1 leverage	3		1

SLR	3		2
Stress capital buffer

In August 2022, the Federal Reserve announced that BNY Mellon’s SCB requirement would be 2.5%, equal to the regulatory floor, effective as of Oct. 1, 2022. The SCB replaced the static 2.5% capital conservation buffer for Standardized Approach capital ratios for Comprehensive Capital Analysis and Review (“CCAR”) BHCs. The SCB does not apply to bank subsidiaries, which remain subject to the static 2.5% capital conservation buffer. See “Supervision and Regulation” for additional information.

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
(a)    RWA is the greater of the Standardized Approach and Advanced Approaches.
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

BNY Mellon 43

Results of Operations (continued)
31, 2016 has been permanently grandfathered to the extent these instruments otherwise would be ineligible only due to containing impermissible acceleration rights or being governed by foreign law.

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2022
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	30.0%
As a percentage of total leverage exposure	7.5%	9.5%	14.4%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	14.4%
As a percentage of total leverage exposure	4.5%	N/A	6.9%
N/A – Not applicable.
If BNY Mellon maintains risk-based ratio or leverage TLAC measures above the minimum required level, but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income.

Issuer purchases of equity securities

Share repurchases – fourth quarter of 2022			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2022
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2022	1	$38.52	1	$2,628
November 2022	18	42.43	18	2,627
December 2022	16	45.88	16	2,626
Fourth quarter of 2022 (a)	35	$43.81	35	$2,626	(b)
(a)    Includes 35 thousand shares repurchased at a purchase price of $2 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. There were no open market repurchases in the fourth quarter of 2022.
(b)    Represents the remaining dollar value of shares yet repurchased under the share repurchase program that expired on Dec. 31, 2022. Effective Jan. 1, 2023, the maximum value of the shares to be repurchased through a new share repurchase program approved in January 2023 is $5.0 billion.

In June 2021, in connection with the Federal Reserve’s release of the 2021 CCAR stress tests, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $6.0 billion of common shares beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022.

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

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

44 BNY Mellon

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

VaR (a)	2022			Dec. 31, 2022
(in millions)	Average	Minimum	Maximum
Interest rate	$4.1	$1.6	$9.3	$2.3
Foreign exchange	3.8	2.0	10.2	3.0
Equity	0.2	—	0.9	0.1
Credit	2.1	1.0	4.4	1.8
Diversification	(5.0)	N/M	N/M	(3.5)
Overall portfolio	5.2	2.5	11.4	3.7

VaR (a)	2021			Dec. 31, 2021
(in millions)	Average	Minimum	Maximum
Interest rate	$2.1	$1.5	$3.5	$1.7
Foreign exchange	2.6	1.9	4.1	2.7
Equity	0.1	—	0.9	0.1
Credit	1.7	1.1	2.8	1.7
Diversification	(3.2)	N/M	N/M	(2.7)
Overall portfolio	3.3	2.4	5.2	3.5
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

The credit component of VaR represents instruments whose values are predominantly driven by credit spread levels, i.e., idiosyncratic default risk. These instruments include, but are not limited to, single issuer credit default swaps, and securities with exposures from corporate and municipal credit spreads.

The diversification component of VaR is the risk reduction benefit that occurs when combining portfolios and offsetting positions, and from the correlated behavior of risk factor movements.

BNY Mellon 45

Results of Operations (continued)
During 2022, interest rate risk generated 40% of average gross VaR, foreign exchange risk generated 37% of average gross VaR, equity risk generated 2% of average gross VaR and credit risk generated 21% of average gross VaR. During 2022, our daily trading loss exceeded our calculated VaR amount of the overall portfolio on one occasion.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)
	Quarter ended
(dollars in millions)	Dec. 31, 2022	Sept. 30, 2022	June 30, 2022	March 31, 2022	Dec. 31, 2021
Revenue range:	Number of days
Less than $(2.5)	2	—	1	1	—
$(2.5) – $0	4	3	4	8	3
$0 – $2.5	13	10	10	12	27
$2.5 – $5.0	24	32	24	23	21
More than $5.0	20	19	24	18	12
(a)    Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

Trading assets include debt and equity instruments and derivative assets, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading assets were $9.9 billion at Dec. 31, 2022 and $16.6 billion at Dec. 31, 2021.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading liabilities were $5.4 billion at Dec. 31, 2022 and $5.5 billion at Dec. 31, 2021.

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

At Dec. 31, 2022, our OTC derivative assets, including those in hedging relationships, of $2.9 billion included a credit valuation adjustment (“CVA”) deduction of $18 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.0 billion included a debit valuation adjustment (“DVA”) of $6 million related to our own credit spread. Net of hedges, the CVA increased by $4 million and the DVA increased by $7 million in 2022, which increased other trading revenue by $3 million in 2022. During 2022, no realized loss was charged off against CVA reserves.

At Dec. 31, 2021, our OTC derivative assets, including those in hedging relationships, of $2.8 billion included a CVA deduction of $29 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.4 billion included a DVA of $2 million related to our own credit spread. Net of hedges, the CVA increased by $1 million and the DVA was unchanged in 2021, which decreased investment and other revenue - other trading revenue by $1 million in 2021. During 2021, no realized loss was charged off against CVA reserves.

The table below summarizes our exposure, net of collateral related to our derivative counterparties, as determined on an internal risk management basis. Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY Mellon.

Foreign exchange and other trading counterparty risk rating profile

	Dec. 31, 2022		Dec. 31, 2021
(dollars in millions)	Exposure, net of collateral	Percentage of exposure, net of collateral	Exposure, net of collateral	Percentage of exposure, net of collateral
Investment grade	$2,553	98%	$2,538	97%
Non-investment grade	63	2%	88	3%
Total	$2,616	100%	$2,626	100%

46 BNY Mellon

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

The baseline scenario incorporates the market’s forward rate expectations and management’s assumptions regarding client deposit rates, credit spreads, changes in the prepayment behavior of loans and securities and the impact of derivative financial instruments used for interest rate risk management purposes as of Dec. 31, 2022. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior and are inherently uncertain. Actual results may differ materially from projected results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management’s strategies, among other factors. Client deposit levels and mix are key assumptions impacting net interest revenue in the baseline as well as the hypothetical interest rate scenarios. The earnings simulation model assumes static deposit levels and mix and it also assumes that no management actions will be taken to mitigate the effects of interest rate changes. Typically, the baseline scenario uses the average deposit balances of the quarter.

In the table below, we use the earnings simulation model to assess the impact of various hypothetical interest rate scenarios compared to the baseline scenario. In each of the scenarios, all currencies’ interest rates are instantaneously shifted higher or lower at the start of the forecast. Long-term interest rates are defined as all tenors equal to or greater than three years and short-term interest rates are defined as all tenors equal to or less than three months. Interim term points are interpolated where applicable.

The following table shows net interest revenue sensitivity for BNY Mellon.

Estimated changes in net interest revenue (in millions)	Dec. 31, 2022	Sept. 30, 2022	Dec. 31, 2021
Up 100 bps rate shock vs. baseline	$214	$267	$688
Long-term up 100 bps, short-term unchanged	30	(17)	204
Short-term up 100 bps, long-term unchanged	184	283	483
Long-term down 50 bps, short-term unchanged	(20)	7	(98)
Down 100 bp rate shock vs. baseline	(281)	(394)	392

The declines in most of the rising rate sensitivities compared with Sept. 30, 2022 are due to higher deposit interest expense in rising rate scenarios, which is driven by the expectation of paying higher rates on deposits as central banks continue their tightening cycle.

While the net interest revenue sensitivity scenario calculations assume static deposit balances to facilitate consistent period-over-period comparisons, net interest revenue is impacted by changes in deposit balances. Noninterest-bearing deposits are particularly sensitive to changes in short-term rates.

To illustrate the net interest revenue sensitivity to deposit run-off, we note that a $5 billion instantaneous reduction of U.S. dollar-denominated noninterest-bearing deposits would reduce the net interest revenue sensitivity results in the up 100 basis point scenario in the table above by approximately $290 million. The impact would be smaller if the run-off was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

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

BNY Mellon 47

Results of Operations (continued)
structural balance sheet interest rate sensitivity by discounting all future cash flows. The aggregation of these discounted cash flows is the economic value of equity (“EVE”). The following table shows how EVE would change in response to changes in interest rates.

Estimated changes in EVE	Dec. 31, 2022

Rate change:
Up 200 bps vs. baseline	(1.8)%
Up 100 bps vs. baseline	2.2%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2022, net investments in foreign operations totaled $13 billion and were spread across 18 foreign currencies.

48 BNY Mellon

Risk Management
Overview

BNY Mellon plays a vital role in the global financial markets, and effective risk management is critical to our success. BNY Mellon operates under the Enterprise Risk Management Framework (“risk management framework”) which is the foundation of our risk management approach. Risk management begins with a strong risk culture, and we reinforce our culture through policies and the Code of Conduct, which are grounded in our core values of passion for excellence, integrity, strength in diversity and courage to lead.

These values are critical to our success. They not only explain what we stand for and our shared culture, but also help us to think and act globally. They serve as a representation of the promises we have made to our clients, communities, shareholders and each other.

BNY Mellon’s Risk Identification process is a core component of BNY Mellon’s risk framework and is the foundation for understanding and managing risk across our six primary risk categories: Operational Risk, Market Risk, Credit Risk, Liquidity Risk, Model Risk and Strategic Risk. Quarterly, the Company engages in a process designed to document identification and assessment of its risks, and to determine the set of risks material to BNY Mellon. Outputs from the Risk Identification process inform elements of our risk framework such as our Risk Appetite as well as Enterprise-wide Stress Testing and Capital Planning.

BNY Mellon’s Risk Appetite expresses the level of risk we are willing to assume to meet our objectives in a manner that balances risk and reward while considering our risk capacity and maintaining a balance sheet that remains resilient throughout market cycles. This guides BNY Mellon’s risk-taking activities and informs key decision-making processes, including the manner by which we pursue our business strategy and the methods by which we manage risk. The Risk Appetite Statement and associated key risk metrics to monitor our risk profile are updated and approved by the Risk Committee of the Board at least annually.

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

Risk & Compliance is the independent second line of defense. It is responsible for establishing a framework that outlines expectations and provides guidance for the effective management of risk at BNY Mellon while also independently testing, reviewing and challenging the first line. Risk & Compliance provides independent oversight across three views – lines of business; regions and legal entities; and enterprise-wide risk and compliance disciplines which apply consistent standards for each risk or compliance type or topic across the firm.

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

BNY Mellon 49

Risk Management (continued)
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

A summary of the governance structure is provided below.

BNY Mellon Board of Directors

Risk Committee	Audit Committee

Senior Risk and Control Committee (“SRCC”)

•Anti-Money Laundering Oversight Committee •Asset Liability Committee •Balance Sheet Risk Committee •Business Risk Committees •Compliance and Ethics Oversight Committee	•Contract Management Committee •Credit Portfolio Management Committees •Enterprise Insider Threat Steering Committee •International Senior Risk and Control Committee •Operational Risk Committee	•Product Approval and Review Committee •Regulatory Oversight Committee •Resolvability Steering Committee •Strategic Risk Committee •Technology Risk Committee

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

The SRCC has 15 sub-committees:
•Anti-Money Laundering Oversight Committee: Responsible for coordinating the Company’s compliance with Anti-Money Laundering laws and regulations and enforcing the Company’s Anti-Money Laundering Program.
•Asset Liability Committee (“ALCO”): The senior management committee responsible for balance sheet oversight, including capital, liquidity and interest rate risk management.
•Balance Sheet Risk Committee (the “BSRC”): Reviews and receives escalation relating to balance sheet risk management frameworks associated with the assets, liabilities and capital

50 BNY Mellon

Risk Management (continued)
of the Company. The BSRC reviews the adequacy of associated controls and processes, monitors risk management in the context of risk appetite, and approves related policy documents.
•Business Risk Committees: Review and assess risk and control issues observed from existing business practices or activities or arising from new business practices or activities in our various lines of business and supporting operations.
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
•Enterprise Insider Threat Steering Committee: Provides enterprise-wide governance and oversight related to the Enterprise Insider Threat Program and related initiatives, as well as provides visibility to senior leadership related to the enterprise risk profile as it relates to insider threat risks.
•International Senior Risk and Control Committee: Provides risk management oversight, and acts as a point of convergence for the coordination, transparency and communication of material issues (live or emerging) across international entities.
•Operational Risk Committee: Oversees the operational risk framework and policies, reviews and monitors program outputs and metrics, and monitors resolution of significant operational risk matters, including changes to the risk and control environment.
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

BNY Mellon 51

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
Market
The potential loss in value for the BNY Mellon financial portfolio caused by adverse movements in market prices of FX, fixed income and equity assets, credit spreads, commodities and liabilities accounted for under fair value and equivalent methods.

Credit	The risk of loss if any of our borrowers or other counterparties were to default on their obligations to us. Credit risk is present in the majority of our assets, but primarily concentrated in the loan and securities books, as well as foreign exchange and off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.
Liquidity	The risk that BNY Mellon cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows, without adversely affecting daily operations or financial conditions. Liquidity risk can arise from cash flow mismatches, market constraints from the inability to convert assets to cash, the inability to raise cash in the markets, deposit run-off or contingent liquidity events.
Model	The potential loss arising from incorrectly designing/applying a model approach or inaccuracies caused by market, credit or liquidity stress.
Strategic	The risk arising from adverse business decisions, poor implementation of business decisions or lack of responsiveness to changes in the financial industry and operating environment. Strategic and/or business risks may also arise from the acceptance of new businesses, the introduction or modification of products, strategic finance and risk management decisions, business process changes, complex transactions, acquisitions/divestitures/joint ventures and major capital expenditures/investments.

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
•Operational Risk Management is the independent second line function responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the Operational Risk Management Framework are to promote effective risk management, identify emerging risks and drive continuous improvement in controls and to reduce operational risk. The Operational Risk Management function includes independent operational risk oversight of all lines of business and functions.

52 BNY Mellon

Risk Management (continued)
•Technology risk is a subset of operational risk. Technology Risk Management is the independent operational risk management function that is responsible for independent risk oversight of the technology footprint. The function brings together the second line independent risk oversight of technology, resiliency and data in a cohesive and holistic manner. These areas are closely related, allowing expertise to be brought to bear across some of BNY Mellon’s most significant risk exposures. The function also conducts integrated independent assessments on multiple cyber and digital initiatives within the Company. They partner with businesses and legal entities to drive better understanding and a more accurate assessment of operational risks that can occur from technology operations. Technology Risk Management also acts as a catalyst to drive the development of global technology policies, key controls and methods to assess, measure and monitor information and technology risk for BNY Mellon.
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
•Compliance and financial crimes risk is also a subset of operational risk. It is defined as the risk of legal or regulatory sanctions, material financial loss, or a financial institution’s reputational loss as a result of its failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct or organizational standards of practice. We seek to comply with all obligations through a comprehensive, integrated Compliance and Ethics Management Framework that is driven by Holistic Risk Management Principles.

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

BNY Mellon 53

Risk Management (continued)
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

We manage credit risk exposure at a counterparty, industry, country and portfolio level. Credit risk exposure at the counterparty level is managed through our credit approval framework and involves four approval levels up to and including the Chief Risk Officer of the Company. The requisite approvals are based upon the size and relative risk of the aggregate exposure under consideration. The Credit Risk Group is responsible for approving the size, terms and maturity of all credit exposures, as well as the ongoing monitoring of the creditworthiness of the counterparty. In addition, it is responsible for challenging and approving the internal risk ratings on each exposure.

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

Liquidity Risk

Adequate liquidity is vital to BNY Mellon’s ability to process payments as well as settle and clear transactions on behalf of clients. The Company’s liquidity position can be affected by multiple factors, including funding mismatches, market conditions that impact our ability to convert our investment portfolio to cash, inability to issue debt or roll over funding, run-off of core deposits, and contingent liquidity events such as additional collateral posting requirements. Additionally, a downgrade in our credit rating can not only lead to an outflow of deposits, which are a major source of our funding, but also increase our margin requirements on secured transactions and have a broader adverse impact on our overall brand that may further impair our ability to refinance maturing liabilities. Changes in economic conditions or exposure to other risks can also affect our liquidity.

The Board of Directors approves liquidity risk tolerance and is responsible for oversight of liquidity risk management of the Company. ALCO provides governance for the appropriate execution of Board-approved strategies, policies and procedures for managing liquidity. Senior management is responsible for executing those Board-approved strategies, policies and procedures for managing

54 BNY Mellon

Risk Management (continued)
liquidity which ALCO oversees, as well as regularly reporting the liquidity position of the Company to the Board of Directors. The BSRC provides governance over independent risk oversight of liquidity risks associated with assets and liabilities, and oversees the establishment of control frameworks. The Treasury Risk Committee, which is chaired by independent risk management, validates and approves internal stress testing methodologies and assumptions, and an independent Liquidity Risk function is responsible for providing ongoing review and oversight of liquidity risk management.

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

Model Risk

Models create the infrastructure for managing risk. Among their multiple functions, models help us value securities, rate the credit quality of obligors, establish capital needs and monitor liquidity trends. Model risk incidents could result from faulty design, misuse, or environmental conditions that invalidate our assumptions or otherwise make a model unfit for purpose. When this happens, the Company could be exposed to losses and other adverse consequences resulting from operational, market, credit and liquidity risk, as well as reputational harm. We aim to maintain a low-risk environment.

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

BNY Mellon 55

Supervision and Regulation
Evolving Regulatory Environment

BNY Mellon engages in banking, investment advisory and other financial activities in the U.S. and 34 other countries and is subject to extensive regulation in the jurisdictions in which it operates. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our shareholders or non-depositor creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. The impact of certain other laws and regulations, such as tax law, is discussed elsewhere in this Annual Report. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

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
Single Counterparty Credit Limits

The Federal Reserve has adopted a final rule imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY Mellon, that are G-SIBs. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities.

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

BNY Mellon has been in compliance with the two primary exposure limits since the effective date based on the daily monitoring process we have established. The final rule provides a cure period of 90 days (or, with prior notice from the Federal Reserve, a longer or shorter period) for breaches of the SCCL rule. During the cure period, a company may not engage in additional credit transactions with the particular counterparty unless the company has obtained a temporary credit exposure limit increase from the Federal Reserve.

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

56 BNY Mellon

Supervision and Regulation (continued)
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

There are also limitations specific to the IHC’s ability to make distributions or extend credit to the Parent. The IHC is not permitted to pay dividends to the Parent if certain key capital or liquidity indicators are breached. Additionally, if our projected financial resources deteriorate so severely that resolution of the Parent becomes imminent, the committed lines of credit provided by the IHC to the Parent will automatically terminate, with all outstanding amounts becoming due.

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

On March 4, 2020, the Federal Reserve finalized an SCB rule, which made changes to the capital plan rule. The SCB rule eliminated the quantitative grounds for objection to a firm’s CCAR capital plan and introduced an SCB that became part of quarterly capital requirements of CCAR firms on Oct. 1, 2020. The final rule replaced the 2.5% capital conservation buffer with an SCB requirement for capital ratios under the U.S. capital rules’ standardized approach risk-weightings framework (“Standardized Approach”) that is based on the largest projected decrease in a firm’s CET1 ratio in the nine-quarter CCAR supervisory severely adverse scenario plus four quarters of planned common stock dividends as percentage of RWAs. The SCB is subject to a 2.5% floor. Each CCAR firm, including BNY Mellon, will be notified of its SCB by June 30, and the SCB will become effective on October 1 of the applicable calendar year. In August 2022, the Federal Reserve announced BNY Mellon’s SCB requirement of 2.5%, which equals the regulatory floor. The SCB rule requires that firms reduce their planned capital actions if those distributions would cause the firm to fall below applicable buffer requirements based on the firm’s own baseline scenario projections and allows firms to increase certain planned capital distributions if they are forecasted to be above capital buffer constraints. The SCB rule also eliminates the requirement for prior approval of capital distributions in excess of the distributions in a firm’s capital plan, provided that such distributions do not cause a breach of the firm’s capital ratios, including applicable buffers. In addition, the SCB rule provides that a firm must receive prior approval for any dividend, stock repurchase or other capital distribution, other than a capital distribution on a newly issued capital instrument, if a firm is required to resubmit its capital plan. See “Capital” for information about our share repurchase program.

The Agencies revised the definition of “eligible retained income” in 2020 to limit the potential for sudden and severe limitations on capital distributions if a banking organization’s capital ratios fall below the applicable buffer requirements. To the extent a

BNY Mellon 57

Supervision and Regulation (continued)
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

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary Dodd-Frank Act Stress Tests (“DFAST”). The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, we are required to undergo an annual regulatory stress test conducted by the Federal Reserve. The BHC is required to conduct an annual company-run stress test. In addition, The Bank of New York Mellon is required to conduct an annual company-run stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY Mellon). Results from our annual company-run stress tests are reported to the appropriate regulators and published.

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

For G-SIBs, like BNY Mellon, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). Method 1 is based on the Basel Committee on Banking Supervision (“BCBS”) framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. Method 2 uses similar inputs, but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-

58 BNY Mellon

Supervision and Regulation (continued)
term wholesale funding. The G-SIB surcharge applicable to BNY Mellon for 2022 was 1.5%.

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

In addition, the Agencies have adopted a final rule that generally requires certain Advanced Approaches banking organizations, including BNY Mellon, to deduct from Tier 2 capital, subject to certain exceptions, direct, indirect and synthetic exposures to covered debt instruments, including TLAC instruments.

U.S. Capital Rules – Advanced Approaches Risk-Based Capital Rules

Under the U.S. capital rules’ Advanced Approaches framework, credit risk-weightings are generally based on risk-sensitive approaches that largely rely on the use of internal credit models and parameters, whereas under the Standardized Approach credit risk-weightings are generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. BNY Mellon is required to comply with Advanced Approaches reporting and public disclosures. For purposes of determining whether we meet minimum risk-based capital requirements under the U.S. capital rules, our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of each ratio as calculated under the Standardized Approach and under the Advanced Approaches framework (based on currently applicable buffers).

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

The Agencies have adopted a final rule to exclude certain central bank deposits from the total leverage exposure, the SLR denominator, and related TLAC and LTD measures of custody banks, including BNY

BNY Mellon 59

Supervision and Regulation (continued)
Mellon and The Bank of New York Mellon. Under the final rule, qualifying central banks include a Federal Reserve Bank, the European Central Bank or a central bank of a member country of the Organisation for Economic Co-operation and Development (“OECD”), provided that an exposure to the OECD member country receives a zero percent risk-weighting and the sovereign debt of such country is not, and has not been, in default in the past five years. The central bank deposit exclusion from the SLR denominator equals the average daily balance over the applicable quarter of all deposits placed with a qualifying central bank up to an amount equal to the on-balance sheet deposit liabilities that are linked to fiduciary or custodial and safekeeping accounts.

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

Standardized Approach for Measuring Counterparty Credit Risk Exposures

The Agencies have jointly issued a final rule that amends the U.S. capital rules to implement a new approach for calculating the exposure amount for derivative contracts, which is called the Standardized Approach for Counterparty Credit Risk (“SA-CCR”). The final rule also incorporates SA-CCR into the determination of exposure amount of derivatives for total leverage exposure under the SLR and the cleared transaction framework under the U.S. capital rules.

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

60 BNY Mellon

Supervision and Regulation (continued)
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

Foreign jurisdictions may impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The European Union’s Capital Requirements Regulation 2 (“CRR2”) requires EU material subsidiaries of non-EU G-SIBs (including BNY Mellon) to maintain a minimum level of internal loss absorbing capacity. The Bank of New York Mellon SA/NV (“BNY Mellon SA/NV”) is considered an EU material subsidiary for purposes of this regulation and is, therefore, subject to an internal TLAC requirement.

Prompt Corrective Action

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the Agencies to take “prompt corrective action” in respect of depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions the less capital the institution holds. While these regulations apply only to banks, such as The Bank of New York Mellon and BNY Mellon, N.A., the Federal Reserve is authorized to take appropriate action against the parent BHC, such as the Parent, based on the undercapitalized status of any banking subsidiary. In certain circumstances, the Parent would be required to guarantee the performance of the capital restoration plan if one of our banking subsidiaries were undercapitalized.

The Agencies’ prompt corrective action framework contains “well capitalized” thresholds for IDIs. Under these rules, an IDI must have the capital ratios as detailed in the “Capital” disclosure in order to satisfy the quantitative ratio requirements to be deemed “well capitalized.”

Liquidity Standards – Basel III and U.S. Rules

BNY Mellon is subject to the U.S. LCR Rule, which is designed to ensure that BNY Mellon and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2022, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

The Agencies have issued a final NSFR rule that implements a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY Mellon. Under the final rule, BNY Mellon’s NSFR is expressed as a ratio of its available stable funding to its required stable funding amount, and BNY Mellon is required to maintain an NSFR of 1.0. The effective date of the final NSFR rule was July 1, 2021, with the exception of certain disclosure requirements, which will begin to apply in 2023. As of Dec. 31, 2022, BNY Mellon was in compliance with the NSFR rule.

Separately, as noted above, the SIFI Rules impose additional liquidity requirements for BHCs with $100 billion or more in total assets, including BNY Mellon, including an independent review of liquidity risk management; establishment of cash flow projections; a contingency funding plan and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios.

Volcker Rule

The provisions of the Dodd-Frank Act commonly referred to as the “Volcker Rule” prohibit “banking entities,” including BNY Mellon, from engaging in

BNY Mellon 61

Supervision and Regulation (continued)
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

The restrictions concerning proprietary trading contain limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain classes of exempted instruments, including government securities. Ownership interests in covered funds are generally limited to 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment. The aggregate value of all such ownership interests in covered funds is limited to 3% of the banking organization’s Tier 1 capital, and such interests are subject to a deduction from its Tier 1 capital. The 2019 amendments to the Volcker Rule (discussed below) remove the requirements that ownership interests in third-party covered funds held under the underwriting and market-making exemptions be subject to the aggregate limit and capital deduction but preserve these requirements for ownership interests in covered funds sponsored or organized by BNY Mellon.

The Volcker Rule regulations also require us to develop and maintain a compliance program. In 2019, the Agencies, the Commodity Futures Trading Commission (the “CFTC”) and the Securities and Exchange Commission (the “SEC”) modified the regulations implementing the Volcker Rule. The most impactful aspects of the revisions with respect to BNY Mellon concern the compliance requirements applicable to institutions with moderate exposure to trading assets and trading liabilities, which are institutions with less than $20 billion and more than $1 billion of trading assets and trading liabilities. Specifically, among other revisions, such “moderate trading” banks are no longer required to file an annual CEO attestation and quantitative metrics. Furthermore, the comprehensive six-pillar compliance program associated with the Volcker Rule will no longer apply to “moderate trading” banks; rather, such banks are permitted to tailor their compliance programs to the size and nature of their activities. BNY Mellon is treated as a “moderate trading” bank under the revised Volcker Rule. The final revisions also clarified and amended certain definitions, requirements and exemptions.

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

Derivatives

Title VII of the Dodd-Frank Act imposes a comprehensive regulatory structure on the OTC derivatives markets in which BNY Mellon operates, including requirements relating to the business conduct of dealers, trade reporting, margin and recordkeeping. Title VII also requires persons acting as swap dealers, including The Bank of New York Mellon, to register with the CFTC and become subject to the CFTC’s supervisory, examination and enforcement powers. Additionally, Title VII requires persons acting as security-based swap dealers to register with the SEC. The Bank of New York Mellon is registered as a security-based swap dealer.

In addition, because BNY Mellon is subject to supervision by the Federal Reserve, we must comply with the U.S. prudential margin rules for variation and initial margin with respect to its OTC swap transactions. Furthermore, various BNY Mellon subsidiaries are also subject to OTC derivatives regulation by local authorities in Europe and Asia.

ESG Regulations

On March 21, 2022, the SEC proposed climate-related disclosure requirements that would, among other things, require disclosure of direct and indirect greenhouse gas emissions, with certain emissions disclosures subject to third-party attestation requirements; climate-related scenario analysis (if the issuer conducts scenario analyses), together with qualitative and quantitative information about the hypothetical future climate scenarios used in its analysis; climate transition plans or climate-related targets or goals, along with disclosure of progress

62 BNY Mellon

Supervision and Regulation (continued)
against any such plans, targets or goals; climate-related risks over the short-, medium- and long-term; qualitative and quantitative information regarding climate-related risks and historical impacts in audited financial statements; corporate governance of climate-related risks; and climate-related risk-management processes.

On May 25, 2022, the SEC proposed for public comment a framework requiring certain funds that are registered investment companies (“RICs”) under the Investment Company Act of 1940, as amended (the “1940 Act”), including mutual funds, closed end funds and exchange-traded funds (“ETFs”), that consider ESG factors in their investment process to provide additional disclosures in their registration statements and shareholder reports. The disclosure requirements would vary depending on the fund’s investment strategy. The SEC also proposed similar amendments to the disclosure requirements for registered investment advisers under the Investment Advisers Act of 1940, as amended (“RIAs”) that consider ESG factors as part of their advisory business. Specifically, the proposal would require RIAs to provide a description of the ESG factors they consider in providing advisory services and how they are incorporated when formulating investment advice.

On Dec. 2, 2022, the Federal Reserve proposed for public comment “Principles for Climate-Related Financial Risk Management for Large Financial Institutions.” The principles provide a high-level framework for the safe and sound management of exposures to climate-related financial risks for certain Federal Reserve-supervised financial institutions, including BNY Mellon. The principles address governance; policies, procedures, and limits; strategic planning; risk management; data, risk measurement and reporting; and scenario analysis.

Under the European Union’s Corporate Sustainability Reporting Directive (“CSRD”), in-scope entities will be subject to sustainability reporting requirements to be phased in starting Jan. 1, 2024. Entities covered by the CSRD include EU entities or parent entities of EU groups that meet at least two of the following criteria in the relevant financial year: (i) total assets exceeding €20 million; (ii) net turnover exceeding €40 million; and (iii) an average number of employees exceeding 250. These entities will be required to report on both the impacts of the activities of the entity or group on people and the environment as well as how sustainability matters affect the financial performance of the entity or group. We are evaluating the potential impact of the CSRD.

SEC Rules on Mutual Funds and RIAs

SEC regulations impose requirements on mutual funds, exchange-traded funds and other RICs under the 1940 Act. Among other things, these rules require mutual funds (other than money market funds) to provide portfolio-wide and position-level holdings data to the SEC on a monthly basis.

The regulations also impose liquidity risk management requirements that are intended to reduce the risk that funds will not be able to meet shareholder redemptions and to minimize the impact of redemptions on remaining shareholders.

On May 25, 2022, the SEC proposed for comment amendments to RIC naming convention rules. The proposal would expand the scope of terms that the SEC considers materially deceptive and misleading in a RIC’s name without a corresponding policy to invest at least 80% of the fund’s net asset value (plus certain borrowings) in the manner suggested by the fund’s name (“80% Policy”). The proposal would require an 80% Policy for a RIC with a name that indicates that the fund’s investment decisions incorporate one or more ESG factors and for any fund that includes “growth” or “value” in its name.

On Oct. 26, 2022, the SEC proposed for comment new rules to prohibit RIAs from outsourcing certain services and functions without conducting due diligence and monitoring of the service providers. The proposal would apply to RIAs that outsource select “covered functions,” which include those services or functions that are necessary for providing advisory services in compliance with federal securities laws and that, if not performed or performed negligently, would result in harm to clients. The proposal would further require RIAs to conduct due diligence and monitoring for all third-party recordkeepers and obtain reasonable assurances that the recordkeepers will meet certain standards. Finally, it would require RIAs to maintain books and records related to the new rule’s oversight obligations and to report census-type information about the service providers covered under the rule.

On Nov. 2, 2022, the SEC proposed for public comment rule amendments that would require the adoption of “swing pricing” and a “hard close” by all

BNY Mellon 63

Supervision and Regulation (continued)
open-end RICs other than money market funds and ETFs (“Open-End Funds”). The requirements would alter the manner in which shares in Open-End Funds are traded, as shareholders would no longer receive the net asset value (“NAV”) per share for their transactions but instead could receive a price more or less than the NAV depending on whether a “swing factor” was applied to their transaction. This swing factor would be the amount by which the Open-End Fund adjusts its per-share NAV and would represent a good-faith estimate of the transaction costs imposed on current shareholders of the Open-End Fund by the transacting shareholders. To facilitate the operation of swing pricing, the SEC also proposed to require a “hard close” for Open-End Funds, which would make a purchase or sale order for shares of an Open-End Fund eligible for a given day’s price only if the Open-End Fund or certain designated agents receive the order before the time when the Open-End Fund calculates its NAV, which is typically as of 4:00 PM Eastern Time.

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

In 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY Mellon, to file alternating full and more limited, targeted resolution plans every two years. BNY Mellon submitted a targeted resolution plan on July 1, 2021. The Federal Reserve and FDIC found no deficiencies or shortcomings in BNY Mellon’s 2021 resolution plan submission. BNY Mellon’s next full resolution plan is due to be submitted on July 1, 2023. The final rule does not materially modify the components or informational requirements of full resolution plans.
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

The resolution strategy set out in our 165(d) resolution plan is a single point of entry strategy, whereby certain key operating subsidiaries would be provided with sufficient capital and liquidity to operate in the event of material financial stress or failure, and only our parent holding company would file for bankruptcy. In connection with our single point of entry resolution strategy, we have established the IHC to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. In addition, we have a binding support agreement in place that requires the IHC to provide that support. The support agreement required the Parent to transfer its intercompany loans and most of its cash to the IHC and requires the Parent to continue to transfer cash and other liquid financial assets to the IHC on an ongoing basis.

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

64 BNY Mellon

Supervision and Regulation (continued)
to change its structure to remove impediments to resolvability; and (iv) powers to require in-scope institutions to prepare recovery plans. Under the BRRD, resolution authorities (rather than the institutions themselves) are responsible for drawing up resolution plans based on information provided by relevant institutions.

Under BRRD, in-scope institutions are required to maintain a minimum requirement for their own funds, (defined as regulatory capital), and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL is set on a case-by-case basis for each institution subject to BRRD and is applicable to all EU-domiciled credit institutions and certain other firms subject to BRRD. BNY Mellon SA/NV is subject to MREL.

The BRRD has been amended by the Bank Resolution and Recovery Directive 2 (“BRRD2”). Key changes introduced by BRRD2 include incorporation of the Financial Stability Board’s (“FSB”) standard on TLAC into existing EU rules on MREL, expansion of the BRRD moratorium tool and introduction of an EU-wide requirement for contractual recognition of resolution stay powers.

Some jurisdictions, including the UK, already had a requirement for contractual recognition of resolution stay powers. While the UK was a member of the EU (and during the subsequent Brexit transition period, which ended on Dec. 31, 2020), the UK transposed most requirements of BRRD and BRRD2 in local legislation and regulation.

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

The Agencies have adopted a final rule imposing notification requirements for significant computer security incidents on banking organizations. Under the final rule, a BHC, state member bank or national bank, including the Parent, The Bank of New York Mellon and BNY Mellon, N.A., are required to notify the Federal Reserve or OCC, as applicable, within 36 hours of incidents that could result in the banking organization’s inability to deliver services to a material portion of its customer base, disrupt the banking organization’s lines of businesses the failure of which would result in material losses, or disrupt operations the failure of which would threaten the financial stability of the U.S.

On March 9, 2022, the SEC published proposed disclosure rules and amendments regarding cybersecurity risk management, governance and incident reporting by public companies. Under the proposal, public companies, including The Bank of New York Mellon Corporation, would be required to file a Form 8-K within four business days of determining that it had suffered a material cybersecurity incident. The proposal also includes disclosure requirements regarding policies and procedures for the identification and management of cybersecurity risks, oversight by the Board of Directors and management over cybersecurity risks, and Board member expertise in cybersecurity matters.

BNY Mellon 65

Supervision and Regulation (continued)
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

66 BNY Mellon

Supervision and Regulation (continued)
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

Source of Strength and Liability of Commonly Controlled Depository Institutions

BHCs are required by law to act as a source of financial and managerial strength to their bank subsidiaries. BNY Mellon has a statutory obligation to commit resources to its bank subsidiaries in times of financial distress. In addition, any loans by BNY Mellon to its bank subsidiaries would be subordinate in right of payment to depositors and to certain other indebtedness of its banks. In the event of a BHC’s bankruptcy, any commitment by the BHC to a federal bank regulator to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment. In addition, in certain circumstances, BNY Mellon’s IDI subsidiaries could be held liable for losses incurred by another BNY Mellon IDI subsidiary. In the event of impairment of the capital stock of one of BNY Mellon’s national bank subsidiaries or The Bank of New York Mellon, BNY Mellon, as the banks’ stockholder, could be required to pay such deficiency.

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

BNY Mellon 67

Supervision and Regulation (continued)
The Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act (“BSA”), was enacted to comprehensively reform and modernize U.S. AML laws. Among other things, the AMLA codifies a risk-based approach to AML compliance for financial institutions; requires the development of standards by the U.S. Department of the Treasury for evaluating technology and internal processes for BSA compliance; and expands enforcement- and investigation-related authority, including a significant expansion in the available sanctions for certain BSA violations and instituting BSA whistleblower incentives and protections. The AMLA contains many statutory provisions that require additional rulemakings, reports and other measures, and the rulemaking process has begun for several of these provisions. In June 2021, the first government-wide priorities for anti-money laundering and countering the financing of terrorism (“AML/CFT Priorities”) were published. These AML/CFT Priorities will need to be incorporated into banks’ risk-based BSA compliance programs after completion of the rulemaking process and on the effective date of the final regulations. The impact of the AMLA will depend on, among other things, the completion of the rulemaking process and the issuing of implementation guidance.

Financial Crimes Enforcement Network (“FinCEN”)

FinCEN has issued rules under the BSA that apply to covered financial institutions, including The Bank of New York Mellon and BNY Mellon, N.A., setting forth five pillars of an effective AML program: development of internal policies, procedures and related controls; designation of a compliance officer; a thorough and ongoing training program; independent review for compliance; and customer due diligence (“CDD”). CDD requires a covered financial institution to implement and maintain risk-based procedures for conducting CDD that include the identification and verification of any beneficial owner(s) of each legal entity customer at the time a new account is opened.

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

In the EU, privacy law is primarily regulated by the General Data Protection Regulation (“GDPR”). The GDPR contains enhanced compliance obligations and increased penalties for non-compliance compared to prior EU data protection legislation.

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

68 BNY Mellon

Supervision and Regulation (continued)
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

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, continue current activities, or make acquisitions, that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2022, BNY Mellon and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

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

Certain of BNY Mellon’s subsidiaries are registered with the CFTC as commodity pool operators, introducing brokers and/or commodity trading advisors and, as such, are subject to CFTC regulation. The Bank of New York Mellon is provisionally registered as a swap dealer (as defined in the Dodd-

BNY Mellon 69

Supervision and Regulation (continued)
Frank Act) with the CFTC and is a member of the National Futures Association (“NFA”) in that same capacity. As a swap dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC and NFA.

Certain of our subsidiaries are RIAs, and as such are supervised by the SEC. They are also subject to various U.S. federal and state laws and regulations and to the laws and regulations of any countries in which they conduct business. Our subsidiaries advise both RICs, including the BNY Mellon Family of Funds and BNY Mellon ETF Funds, and private investment companies which are not registered under the 1940 Act.

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

SEC Regulation Best Interest (“Reg BI”) requires a broker-dealer to act in the “best interest” of a retail customer when making a recommendation of any securities transaction or investment strategy to any such customer. The Form CRS Relationship Summary (“Form CRS”) requires registered investment advisers and broker-dealers to provide retail investors with a brief summary about the nature of their relationship with their investment professional and supplements other more detailed disclosures.

On Feb. 9, 2022, the SEC proposed rule amendments to shorten the standard settlement cycle for certain broker-dealer securities transactions to T+1. The proposal included additional amendments designed to accelerate the confirmation of such trades. The SEC adopted a final rule on Feb. 15, 2023. We are assessing the potential impacts of the final rule.

On Dec. 14, 2022, the SEC proposed four rulemakings related to market structure, including a proposed Regulation Best Execution, which would establish a best execution regulatory framework for broker-dealers, and proposals regarding order competition and disclosure of order execution information. We are assessing the potential impacts of the proposals.
On Feb. 15, 2023, the SEC proposed amendments to the custody rule under the Investment Advisers Act of 1940, which generally requires registered investment advisers having custody of client funds or securities to maintain client funds or securities with a qualified custodian. The proposal would expand the types of investments covered by the custody rule to include any client “assets.” It would also require registered investment advisers to enter into a written agreement with, and obtain reasonable assurances from, the qualified custodian that the custodian will comply with protections in the proposed rule, including with respect to indemnification of the client, responsibility for subcustodians and central securities depositaries, asset segregation, and no liens. In addition, the SEC proposed amendments to the investment adviser recordkeeping rule to require advisers to keep additional, more detailed records. We are evaluating the potential impact of the proposals.

Exchange-Traded Funds Rule

SEC Rule 6c-11 (the “ETF Rule”) under the 1940 Act permits ETFs that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums, discounts and bid-ask spread information, as well as the ETF’s daily portfolio holdings. The ETF Rule also requires ETFs using custom baskets to put written policies and procedures in place establishing that the custom baskets are in the best interests of the ETF and its shareholders. Pursuant to the ETF Rule, BNY Mellon has launched a number of ETFs.

Post-Brexit UK Regulatory Framework

The UK left the EU on Jan. 31, 2020, and the transition period ended on Dec. 31, 2020 (“Brexit Transition Period”). Existing EU regulations that were in force and applicable in the UK on Dec. 31, 2020, were “on-shored” into the UK regulatory framework (and adapted as appropriate for the UK context) as “retained EU law.” EU rules and regulations that came into effect on or after Jan. 1, 2021, do not apply to financial activities within the UK. The UK and EU financial services regulatory frameworks have started diverging from each other after the conclusion of the Brexit Transition Period.

Under the EU-UK Trade and Cooperation Agreement (“EU-UK Agreement”), which became fully effective in April 2021, the EU and UK have agreed to make

70 BNY Mellon

Supervision and Regulation (continued)
their best endeavors to ensure that internationally agreed standards in the financial services sector for regulation and supervision are implemented and applied in their territory and establish a framework for structured regulatory cooperation on financial services.

The Financial Services Act 2021 made several changes to the UK financial services regulatory framework, including the prudential frameworks for credit institutions and investment firms. In particular, the Financial Services Act 2021 grants substantial prudential rulemaking powers to the Prudential Regulatory Authority (“PRA”) with respect to UK credit institutions, and the Financial Conduct Authority (“FCA”) with respect to UK investment firms. The UK’s version of the EU Capital Requirements Regulation (“UK CRR2”) for credit institutions and the UK Investment Firms Prudential Regime (“UK IFPR”) came into effect on Jan. 1, 2022. For more information regarding the UK IFPR, see “Investment Firms Directive and Investment Firms Regulation” below.

We maintain a presence in the UK through the London branch of The Bank of New York Mellon, The Bank of New York Mellon (International) Limited, a credit institution incorporated and authorized in the UK, and a number of our investment firms. We maintain a presence in the EU through the Frankfurt branch of The Bank of New York Mellon, BNY Mellon SA/NV, which is headquartered in Belgium and has a branch network in a number of other EU countries, and through certain of our investment firms. BNY Mellon SA/NV has a general banking license for the provision of banking and investment services.

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

BNY Mellon 71

Supervision and Regulation (continued)
Among other things, CRD5 includes a requirement for certain non-EU banking groups with more than €40 billion of assets in the EU to establish a single “EU intermediate parent undertaking” (“EU IPU”) to serve as an EU holding company for all EU credit institutions and certain EU investment firms in the group. Following review, BNY Mellon is currently not required to establish an EU IPU structure on the basis of its existing legal entity structure and operations.

CRR2 includes provisions relating to the leverage ratio, NSFR, MREL (including closer alignment to the final FSB TLAC standard), a revised Basel market risk framework, counterparty credit risk, exposures to central counterparties, exposures to collective investment undertakings, large exposures and reporting/disclosure requirements.

The lines of business included in our Securities Services, Market and Wealth Services and Investment and Wealth Management business segments are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various existing and/or proposed EU directives and regulations have or will have a significant impact on the provision of many of our products and services, including the revised Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulation (collectively, “MiFID II”), the Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investment in Transferable Securities (“UCITS V”), the Central Securities Depositories Regulation, the revised regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), the Payment Services Directive II and the Benchmarks Regulation. These EU directives and regulations may impact our operations and risk profile but may also provide new opportunities for the provision of BNY Mellon products and services. Some of these EU directives and regulations are subject to review, and the outcome of these reviews is not yet certain.

Investment Firms Directive and Investment Firms Regulation

In the EU, the Investment Firms Directive/Investment Firms Regulation (“IFD/IFR”), previously referred to as the “new prudential regime for investment firms,” is a more tailored, proportionate prudential regime for investment firms. BNY Mellon has several UK-domiciled investment firms that are subject to UK IFPR.

The main change under both IFD/IFR and UK IFPR is that capital requirements for most investment firms are no longer based on Basel standards for banks such as credit risk, market risk or operational risk. Instead, the capital requirements are based on factors that are more tailored to the risks that investment firms face.

European Financial Markets and Market Infrastructure

The EU continues to develop proposals and regulations in relation to financial markets and market infrastructures. MiFID II applies to financial institutions conducting business in the EEA and has required significant changes to comply with relevant regulatory requirements, including extensive transaction reporting and market transparency obligations and a heightened focus on how financial institutions conduct business with and disclose information to their clients. A set of revisions to EU MiFID II rules (the so-called quick fix) came into effect on Feb. 28, 2022 and include changes to cost and charges disclosures and means of client communication. In the UK, a similar set of revisions became effective in July 2021 for most of the amended rules.

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

Under the regulations for depositary safekeeping duties under AIFMD and UCITS V, the Commission recognizes the use of omnibus account structures when accounting for assets in a chain of custody, but requires that depositaries and trustees, such as BNY Mellon, maintain their own books and records.

72 BNY Mellon

Other Matters
Replacement of Interbank Offered Rates (“IBORs”), including LIBOR

The UK Financial Conduct Authority (the “FCA”) and the administrator for LIBOR have announced that the publication of the most commonly used U.S. dollar LIBOR settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published or to be representative as of Dec. 31, 2021. In addition, the U.S. bank regulators had also issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts by Dec. 31, 2021. As a result, financial market participants have begun to transition away from LIBOR and other IBORs to alternative reference rates. The transition event on Dec. 31, 2021 had minimal impact across BNY Mellon’s businesses, however the remaining U.S. dollar LIBOR transition will impact assets and liabilities on our balance sheet that reference IBORs, investments that we manage linked to IBORs in our Investment Management business and the operational servicing of products that reference IBORs in our Market and Wealth Services and Securities Services business segments.

In March 2022, the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”) was enacted. The LIBOR Act provides a statutory framework to replace U.S. dollar LIBOR with a benchmark rate based on the Secured Overnight Financing Rate (“SOFR”) for contracts governed by U.S. law that have no fallbacks or fallbacks that would require the use of a poll or LIBOR-based rate. In December 2022, the Federal Reserve adopted final rules to identify the SOFR-based replacement rate and conforming changes for legacy LIBOR-linked contracts.

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

BNY Mellon 73

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
•Failure to attract, retain, develop and motivate employees.
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
•Levels of and changes in interest rates have impacted, and will in the future continue to impact, our profitability and capital levels, at times adversely.
•We have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings.
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

74 BNY Mellon

Risk Factors (continued)
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

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and, therefore, are subject to execution and processing errors and failures. In situations reliant upon manual processes, the risk of execution and processing errors and failures is heightened. Manual processes are inherently more prone to human and other processing error, malfeasance, fraud and other misconduct than automated processes. With more complex and voluminous transactions at ever increasing speeds, which present an increased risk of error or significant operational delay, we must continuously evolve our processes, controls, systems and workforce in a manner designed to achieve accurate and timely execution of these transactions. When errors or delays do occur, they may be difficult to detect and remediate in a timely manner. The use of automation, artificial intelligence and other emerging technologies in connection with automated processes may amplify the impact of any such error or delay, as the failure to

BNY Mellon 75

Risk Factors (continued)
timely discover and respond to an operational error relating to an automated process can have dramatic consequences in light of the speed and volume of transactions involved. Furthermore, the risks resulting from an operational error may be heightened with respect to certain asset classes, such as some digital assets, with respect to which it may be impossible to retrieve wrongfully or erroneously transferred digital assets.

Operational errors or significant operational delays could have a material and negative impact on our ability to conduct our business or service our clients, which could adversely affect our results due to potentially higher expenses and lower revenues, lower our capital ratios, create liability for us or our clients or negatively impact our reputation. We also recognize that service reliability and systems resilience are essential components to processing transactions and safeguarding financial assets, and an operational error impacting a large number of transactions could have unfavorable ripple effects in the financial markets, which could exacerbate the adverse effects of the error on us.

Affiliates or third parties with which we do business or that facilitate our business activities could also be sources of execution and processing errors, failures or significant operational delays. In certain jurisdictions, we may be deemed to be statutorily or criminally liable for operational errors, fraud, breakdowns or delays by these affiliates or third parties. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, when we act as depositary in the European Economic Area, we could be exposed to restitution risk for, among other things, errors or fraud perpetrated by a sub-custodian resulting in a loss or delay in return of client’s securities. When we are not acting as a European Economic Area depositary, but where we provide custody services to a European Economic Area depositary, we may accept similar liabilities to that of a European Economic Area depositary as a matter of contract.

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

Our regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. Regulators’ views of the quality of our risk models and framework affect our regulators’ evaluations of us, and we are exposed to the risk of adverse regulatory and supervisory developments, including enforcement actions and increased costs in connection with remediation efforts, if our regulators view our risk models and framework to be insufficient or if remediation is not completed in a timely manner. Accurate and timely enterprise-wide risk information is necessary to enhance management’s decision-making in times of crisis. If our risk management framework or governance structure proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our results of operations or financial condition.

In certain instances, we rely on models to measure, monitor and predict risks. However, these models are inherently limited because they involve techniques, including the use of historical data, trends, assumptions and judgments that cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes, especially during severe market downturns or stress events, such as those experienced in March 2020 and other times during the COVID-19 pandemic. These models may not appropriately capture all relevant risks or accurately predict future events or exposures. The risk of the unsuccessful development or implementation of our models, systems or processes, as well as risk associated with oversight, monitoring and application of models, cannot be completely eliminated. We may experience unexpected losses if our models, estimates or judgments used or applied in

76 BNY Mellon

Risk Factors (continued)
connection with our risk management activities or in the preparation of our financial statements prove to have been inadequate or incorrect. All models have some degree of inaccuracy, which can be further exacerbated when environmental conditions or stress conditions push theory beyond its limits. The models that we use to assess and control our market risk exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. The 2008 financial crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. In times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future.

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

Our business may be adversely affected if we are unable to attract, retain, develop and motivate employees.

Our success depends, in large part, on our ability to attract new employees, retain, develop and motivate our existing employees, have a diverse and inclusive workplace and continue to compensate our employees competitively amid heightened regulatory restrictions and an inflationary environment. Competition for the most skilled employees in most activities in which we engage can be intense, and we may not be able to recruit and retain key personnel. In addition, third-party suppliers and service providers on which we rely may face challenges in attracting and retaining their employees, which may have a negative impact on our operations and our resiliency capabilities.

We rely on certain employees with subject matter expertise to assist in the implementation of important initiatives and to support the development of new products and services, including in connection with our digital assets initiatives. As focus on technology and risk management increases in the financial industry, competition for technologists and risk personnel has intensified, which could constrain our ability to execute on certain of our strategic initiatives.

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

The loss of employees’ skills, knowledge of the market, industry experience, and the cost of finding replacements, particularly in a protracted inflationary environment with a competitive labor market, have led, and we expect will continue to lead, to an increase in labor costs and hurt our business. In addition, our current or future approach to in-office and remote-work arrangements may not meet the

BNY Mellon 77

Risk Factors (continued)
needs or expectations of our current or prospective employees, may not be perceived as favorable as compared to the arrangements offered by competitors and may not be conducive to a collaborative working environment, which could adversely affect our ability to attract, retain, develop and motivate employees. If we are unable to continue to attract, retain, develop and motivate highly qualified employees, our performance, including our competitive position, could be adversely affected.

A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

We use communications and information systems to conduct our business. Our businesses are highly dependent on our ability to process large volumes of data that require global capabilities and scale from our technology platforms. If our technology or communications fail, or those of industry utilities or our service providers fail, we have in the past experienced, and could in the future experience, production and system outages or failures, or other significant operational delays. Any such outage, failure or delay could adversely affect our ability to effect transactions or service our clients, which could expose us to liability for damages, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or sanctions or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. The continued prevalence of remote work arrangements has increased our reliance on remote access systems and video conferencing services, and, as a result, we are exposed to similar risks if the technology and communications systems our employees or employees of third parties use while working remotely fail. Security or technology disruptions, failures or delays that impact our communications or information systems could also adversely affect our ability to manage our exposure to risk or expand our business. These incidents are unpredictable and can arise from numerous sources, not all of which are in our control, including, among others, human error, malfeasance and other misconduct, as well as operational disruptions at third parties.
Upgrading our computer systems, software and networks subjects us to the risk of disruptions, failures or delays due to the complexity and interconnectedness of our computer systems, software and networks. The failure to properly upgrade or maintain these computer systems, software and networks could result in greater susceptibility to cyberattacks, particularly in light of the greater frequency and severity of cyberattacks in recent years, as well as the growing prevalence of cyberattacks affecting third-party software and information service providers. Additionally, cloud technologies are becoming increasingly critical to the operation of our systems and platforms, and, as our reliance on this technology continues to grow, we will continue to be increasingly subject to evolving risks relating to the use of cloud technologies. Our new product initiatives, including in connection with digital asset services, may further expose us to new evolving technology risks and may lead to dependencies on, and compatibility issues with, decentralized or third-party blockchains and their protocols, which we do not control. Although we have programs and processes to identify such risks, there can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that actions taken to mitigate their impact will be timely or adequate. Although we maintain insurance covering certain technology infrastructure losses, there can be no assurance that liabilities or losses we may incur will be covered under such policies or that the amount of insurance will be adequate.

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

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, could also be sources of technology risk to us, including from breakdowns, capacity
78 BNY Mellon

Risk Factors (continued)
constraints, attacks (including cyberattacks targeted at third-party service providers), failures or delays of their own systems or other services that impair our ability to process transactions and communicate with customers and counterparties. This risk may be intensified to the extent that there is concentration in a single unique product or service provided by a single vendor, or to the extent we rely on service providers from a single geographic area. In addition, we are exposed to the risk that a technology disruption or other information security event at a vendor common to our third-party service providers could impede their ability to provide products or services to us. We may not be able to effectively monitor or mitigate operational risks relating to the use of common vendors by third-party service providers, which could result in potential liability to clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. The technology used could become increasingly complex and rely on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to adequately review and consider critical business changes prior to and during introduction and deployment of key technological systems or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

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

We have been, and we expect to continue to be, the target of attempted cyberattacks, computer viruses or other malicious software, denial of service efforts, phishing attacks and other information security threats, including unauthorized access attempts and cyberattacks targeted at third-party service providers. The continued reliance on remote working arrangements, as well as our employees’ corresponding usage of mobile and cloud technologies, subjects us to a number of cyber risks, including attempted cyberattacks targeting remote workers, as well as mobile and cloud technologies. Although we deploy a broad range of sophisticated defenses, we could suffer a material adverse impact or disruption as a result of a cybersecurity incident.

Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or our clients’ or counterparties’ information, which may include confidential or proprietary information. These individuals or groups may include employees, vendors and customers, as well as others with malicious intent. Malicious actors may also attempt to place individuals within BNY Mellon or fraudulently induce employees, vendors, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our clients. A cybersecurity incident that results in the theft, loss, unauthorized access to, disclosure, use or alteration of information, system or network failures, or loss of access to information, may require us to reconstruct lost data (which may not be possible), reimburse clients for data and credit

BNY Mellon 79

Risk Factors (continued)
monitoring services, or result in loss of customer business or damage to our computers or systems and those of our customers and counterparties. A cybersecurity incident could also result in the loss of customer digital assets, including custodied digital assets, which may be distinctly difficult to recover and could subject us to customer disputes, claims for reimbursement, losses, negative publicity, reputational damage and governmental and regulatory scrutiny, investigations and enforcement actions. These impacts could be costly and time-consuming and could materially adversely affect our business, financial condition and results of operations.

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, it is possible that we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, especially because the techniques used change frequently or are not recognized until after they are launched. Moreover, attacks can originate from a wide variety of sources, including malicious actors who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments, or from cross-contamination of legitimate parties (including vendors, clients, financial market utilities, and other financial institutions). Risks relating to attacks on our vendors, including supply chain attacks affecting our software and information technology service providers, have been rising as such attacks become increasingly frequent and severe and as financial entities and technology systems have become increasingly consolidated, interdependent and complex.

The failure to maintain an adequate technology infrastructure and applications with effective cybersecurity controls relative to the type, size and complexity of operations, markets and products traded, access to trading venues and our market interconnectedness could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations, leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cybersecurity threats. Despite our capabilities for identifying and attempting to mitigate the impact of cyberattacks, a successful cyberattack could occur and persist for an extended period of time before being detected. In addition, because any investigation of a cybersecurity incident would be inherently unpredictable, the extent of a particular cybersecurity incident and the path of investigating the incident may not be immediately clear. It may take a significant amount of time before such an investigation can be completed and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the extent of the harm or how best to remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, clients, regulators, and other stakeholders may not be sufficiently timely or accurate, any or all of which could further increase the costs and consequences of a cybersecurity incident. Moreover, potential new regulations may require us to publicly disclose information about a cybersecurity event before the incident has been resolved or fully investigated.

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

80 BNY Mellon

Risk Factors (continued)
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

As a large, internationally active financial services company, we operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime affecting all aspects of our business and operations, including oversight by governmental agencies both inside and outside the U.S. Regulations and related regulatory guidance and supervisory oversight impact how we analyze certain business opportunities, our regulatory capital and liquidity requirements, the revenue profile of certain of our core activities, the products and services we provide, how we monitor and manage operational risk and how we promote a sound governance and control environment. Any changes to the regulatory frameworks and environment in which we operate and the significant management attention and resources necessary to address those changes could materially adversely affect our business, financial condition and results of operations and have other negative consequences. Although these risks apply to our businesses generally, at the present time they are particularly relevant for our digital asset activities and the evolving expectations associated with ESG matters. This reflects the pace of developments relating to digital assets and ESG regulation, including the increased focus by regulators and other governmental authorities on these topics and the relatively uncertain, distinct and novel nature of the associated principles.

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

The monetary, tax and other policies of various governments, agencies and regulatory authorities both in the U.S. and globally have a significant impact on interest rates, currencies, commodity pricing (including oil), the imposition of tariffs or other limitations on international trade and travel, and overall financial market performance, which can impact our business, results of operations and capital. Changes in these policies are beyond our control and can be difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations. Legal or regulatory changes affecting access to financial markets can also adversely affect us. For example, under the Holding Foreign Companies Accountable Act, the SEC must prohibit trading in the securities of companies identified by the SEC for three consecutive years as having retained an auditor located in a foreign jurisdiction that the Public Company Accounting Oversight Board (“PCAOB”) has determined it is unable to inspect or investigate completely. In December 2022, the PCAOB vacated an earlier determination with respect to mainland China and Hong Kong. However, the PCAOB has indicated it expects to continue to have complete access going forward and will consider the need to issue a new determination if needed. As a result of this legislation, companies located in mainland China, Hong Kong or potentially other jurisdictions may decide, or eventually be required, to delist or otherwise remove their securities from U.S. financial markets, which would adversely affect our businesses, particularly our Issuer Services line of business.

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

BNY Mellon 81

Risk Factors (continued)
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

The LCR and NSFR require us to maintain significant holdings of high-quality and generally lower-yielding liquid assets. In calculating the LCR and NSFR, we must also determine which deposits should be considered stable deposits. Stable deposits must meet a series of requirements and typically receive favorable treatment under the LCR and NSFR. We use qualitative and quantitative analysis to identify core stable deposits. It is possible that our LCR and NSFR could fall below applicable regulatory requirements as a consequence of the inherent uncertainties associated with this analysis (including as a result of regulatory changes or additional guidance from our regulators). In addition to facing potential regulatory consequences (which could be significant), we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could have a material negative impact on our net interest revenue.

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

In addition, we are subject in our global operations to rules and regulations relating to corrupt and illegal payments and money laundering, economic sanctions and embargo programs administered by the U.S. Office of Foreign Assets Control and similar bodies and governmental agencies worldwide, and laws relating to doing business with certain individuals, groups and countries, such as the U.S. Foreign Corrupt Practices Act, the USA PATRIOT Act, the Iran Threat Reduction and Syria Human Rights Act of 2012 and the UK Bribery Act. While we have invested and continue to invest significant resources in training and in compliance monitoring, the geographical diversity of our operations, employees, clients and customers, as well as the vendors and other third parties that we deal with, presents the risk that we may be found in violation of such rules, regulations or laws and any such violation could subject us to significant penalties or adversely affect our reputation. In addition, such rules could impact our ability to engage in business with certain individuals, entities, groups and countries, which could materially adversely affect certain of our businesses and results of operations. For example, following Russia’s invasion of Ukraine in the first quarter of 2022, we ceased new banking business in Russia and suspended investment management purchases of Russian securities. Government sanctions and our actions in response to the ongoing war in Ukraine have had and could continue to have a negative impact on our revenue and our business.

82 BNY Mellon

Risk Factors (continued)
As a result of the recent implementation of data protection-related laws and regulations, including the EU GDPR, the California Consumer Privacy Act of 2018 and the New York Department of Financial Services’ cybersecurity regulation, we need to allocate additional time and resources to comply with such laws and regulations, and our potential liability for non-compliance and reporting obligations in the case of data breaches has significantly increased. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations has required us to change our policies, procedures and technology for information security and segregation of data, which, among other things, makes us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

Failure to comply with laws, regulations or policies, or meet supervisory expectations, applicable to us and our businesses could result in civil or criminal sanctions or enforcement proceedings by regulatory or governmental authorities, money penalties and reputational damage, which could have a material adverse effect on our business, financial condition and results of operations. If violations of legal or regulatory requirements do occur, they could damage our reputation, increase our legal and compliance costs, including requiring us to devote substantial resources towards remediation efforts, and ultimately adversely impact our results of operations. Laws, regulations or policies currently affecting us and our subsidiaries, supervisory expectations, or regulatory and governmental authorities’ interpretation of statutes and regulations may change at any time, which may adversely impact our business and results of operations.

See “Supervision and Regulation” for additional information regarding the potential impact of the regulatory environment on our business.

Regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties, tax authorities and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We have in the past been, and may in the future become, subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. Regulators and other governmental authorities may also be more likely to pursue enforcement actions, or seek admissions of wrongdoing or guilty pleas, in connection with the resolution of an inquiry or investigation to the extent a firm has previously been subject to other governmental investigations or enforcement actions. The current trend of large settlements by financial institutions with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. Separately, policymakers globally continue to focus on protection of client assets, as well as tax avoidance and evasion.

The complexity of the federal and state regulatory and enforcement regimes in the U.S., coupled with the global scope of our operations and the increased aggressiveness of the tax and regulatory environment worldwide, also means that a single event may give rise to a large number of overlapping investigations and regulatory proceedings, either by multiple federal and state agencies in the U.S. or by multiple regulators and other governmental entities or tax authorities in different jurisdictions. Responding to inquiries, investigations, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time consuming and expensive and can divert the attention of our senior management from our business. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

Certain of our subsidiaries are subject to periodic examination, special inquiries and potential proceedings by regulatory authorities. If compliance failures or other violations are found during an

BNY Mellon 83

Risk Factors (continued)
examination, inquiry or proceeding, a regulatory agency could initiate actions and impose sanctions for violations, including, for example, regulatory agreements, remediation undertakings, cease and desist orders, civil monetary penalties or termination of a license and could lead to litigation by investors or clients, any of which could cause our earnings to decline.

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

Our principal operational focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. In 2022, 79% of our total revenue was fee-based. Our fee-based businesses include investment and wealth management, custody,

84 BNY Mellon

Risk Factors (continued)
corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

Fees for many of our products and services are based on the volume of transactions processed, the market value of assets managed and/or administered, securities lending volume and spreads, and fees for other services rendered. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, and secondary trading volumes, among other things, all affect the level of our fee revenue. As the volume of these activities decreases due to low client activity, weak financial markets or otherwise, our fee-based revenues also decrease, which negatively impacts our results of operations.

If our Investment and Wealth Management businesses experience poor investment returns due to weak market conditions or underperformance (relative to competitors or benchmarks), the market values of the portfolios that we manage will be lower (on a relative basis) and our ability to retain existing assets and/or attract new client assets may be impacted. Market and regulatory trends have also resulted in increased demand for lower fee investment and wealth management products and services, and lower performance-fee structures, both of which have impacted and may continue to impact our fee revenue. Some of these dynamics have also negatively impacted fees in our Market and Wealth Services and Securities Services businesses and any of these dynamics may also occur in the future. Significant declines in the volume of capital markets activity would reduce the number of transactions we process and the amount of securities we lend and therefore would also have an adverse effect on our results of operations. Our business may be adversely impacted by decreases in the rate at which individuals invest in mutual funds and other collective funds, unit investment trusts or exchange-traded funds, or contribute to defined contribution plans. Changes in economic and market conditions, including as a result of higher market volatility, inflationary pressures, recessionary conditions or declines in equity values, could result in changes in the investment patterns of our clients or negatively impact the market value of client portfolios, each of which could have a negative impact on our results of operations.

When our investment management revenues decline, interest rates rise rapidly or other market factors affect the value of our investment management business, we may have, and in the past have had, declines in the fair value in our Investment Management reporting unit, one of the two reporting units in our Investment and Wealth Management segment. If the fair value of the Investment Management reporting unit declines below its carrying value, we would be required to take, and in the past have taken, an impairment charge.

Weakness and volatility in financial markets and the economy generally may materially adversely affect our business, financial condition and results of operations.

As a financial institution, our Investment Management, Wealth Management, Pershing, Depositary Receipts and Markets, including Securities Lending, businesses are particularly sensitive to economic and market conditions, including in the capital and credit markets. When these markets are volatile or disruptive, we have experienced declines in our fair valued assets, including in our securities portfolio and seed capital, as well as a fair value reduction in the portfolios that we manage that generate investment and wealth management fees. Conditions in the financial markets and the economy generally, both in the U.S. and elsewhere around the world have materially affected, and may continue to affect, our results of operations, including investment management fees.

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

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, market and political instabilities, volatile debt and equity

BNY Mellon 85

Risk Factors (continued)
market values, inflation and expectations relating to inflation trends, the strength of the U.S. dollar, the imposition of tariffs or other limitations on international trade or travel, high unemployment and governmental budget deficits (including, in the U.S., at the federal, state and municipal levels), and contagion risk from possible default on sovereign debt, declining business and consumer confidence. Any resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations. Additionally, global economies and financial markets may be adversely affected by widespread health emergencies or pandemics (including the further spread of SARS-CoV-2 or its variants), natural disasters, climate-related incidents, acts of war (such as the war in Ukraine), economic sanctions or other geopolitical events (or concerns over the possibility of such events). In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:
•Geopolitical tension and economic instability in countries around the world can at times increase the demand for low-risk investments, particularly in U.S. Treasuries and the dollar. A “flight to safety” has historically increased our balance sheet, which has negatively impacted, and could continue to negatively impact, our leverage-based regulatory capital measures. A sustained “flight to safety” has historically triggered a decline in trading, capital markets and cross-border activity which would likely decrease our revenue, negatively impacting our results of operations, financial condition and, if sustained in the long term, our business.
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

For a discussion of our management of market risk, see “Risk Management – Risk Types Overview – Market Risk.”

Levels of and changes in interest rates have impacted, and will in the future continue to impact, our profitability and capital levels, at times adversely.

We earn revenue, known as “net interest revenue,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. Additionally, we earn net interest revenue on other activities relating to interest-earning

86 BNY Mellon

Risk Factors (continued)
assets and interest-bearing liabilities, such as reverse repurchase agreements and repurchase agreements, respectively. Our net interest margin, which is the result of dividing net interest revenue by average interest-earning assets, is sensitive to whether the interest rate paid or received is fixed or moves with changes in market interest rates.

The recent rise in rates, and any future rate increases, could adversely impact our business, financial condition and results of operations, due to:
•higher market volatility, recessionary conditions and declines in equity values, resulting in a decline in the valuation of assets under management;
•reduced liquidity in bonds and fixed-income funds, resulting in lower performance and fees;
•increased number of delinquencies, bankruptcies or defaults and more nonperforming assets and net charge-offs, as borrowers may have more difficulty making higher interest payments;
•higher redemptions from our fixed-income funds or separate accounts, as clients move funds into investments with higher rates of return;
•declines in deposit levels, resulting in reduced internal and regulatory liquidity buffers and lower revenues;
•reductions in the value of our fixed-income securities held for liquidity purposes;
•further increases in accumulated other comprehensive loss in our shareholders’ equity and therefore our tangible common equity due to the impact of rising long-term rates on the available-for-sale securities in our investment portfolio, which would negatively affect our risk-based and leverage based regulatory capital ratios; or
•higher funding cost.

A declining short-term rate environment would likely adversely impact, and has in the past adversely impacted, our net interest revenue and results of operations due to:
•compression of our net interest margin, depending on our balance sheet position;
•constraints on our ability to achieve net interest revenue consistent with historical averages;
•sustained weakness of our spread-based revenues, resulting in continued voluntary waiving of fees on certain money market mutual funds and related distribution fees, in order to prevent the yields on such funds from becoming uneconomic; or
•adverse impacts on the value of our fixed-rate mortgage-backed securities, driven by higher mortgage prepayment speeds.

A more detailed discussion of the interest rate and market risks we face is contained in “Risk Management.”

We have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings.

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2022, approximately 61% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 39% of our securities portfolio at Dec. 31, 2022. Our available-for-sale securities portfolio, to the extent unhedged, may have more volatility to accumulated other comprehensive income or earnings than a portfolio comprised exclusively of, for example, U.S. Treasury securities or, alternatively, a loan portfolio that is accounted for at amortized cost.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 35% at Dec. 31, 2022), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. Accordingly, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities portfolio.

We reserve for current expected credit losses with respect to our available-for-sale and held-to-maturity securities. Credit losses in excess of our allowance for credit losses would impact our results of operations.

BNY Mellon 87

Risk Factors (continued)
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

The FCA and the administrator for LIBOR have announced that the publication of the most commonly used U.S. dollar LIBOR settings will cease to be published or cease to be representative after June 30, 2023. The publication of all other LIBOR settings ceased to be published or to be representative as of Dec. 31, 2021. In addition, the U.S. bank regulators had also issued guidance strongly encouraging banking organizations to cease using U.S. dollar LIBOR as a reference rate in new contracts by Dec. 31, 2021. As a result, financial market participants have begun to transition away from IBORs. This transition is further supported by the requirements of the EU Benchmarks Regulation, which no longer permits IBORs that rely on quotes or estimates submitted by contributing banks that are not anchored in transaction-based data.

Various regulators, industry bodies and other market participants in the U.S. and other countries are engaged in initiatives to develop, introduce and encourage the use of alternative rates to replace certain benchmarks. However, the introduction of, and adoption of, successor rates had been slow until late 2021. In the U.S., SOFR has been identified by the Alternate Reference Rates Committee convened by the Federal Reserve as the alternative benchmark rate to U.S. dollar LIBOR, and the LIBOR Act, which was enacted in March 2022, provides a statutory framework to replace U.S. dollar LIBOR with a benchmark rate based on SOFR for certain contracts governed by U.S. law. However, there continues to be substantial uncertainty as to the ultimate effects of LIBOR transition, including with respect to the acceptance and use of SOFR or other alternative benchmark rates or the effectiveness of legislative initiatives, such as the LIBOR Act. The characteristics of these new rates are not identical to the benchmarks they seek to replace, will not produce the exact economic equivalent as those benchmarks, and may perform differently in a variety of market conditions compared to those benchmarks. For example, during the early stages of the COVID-19

88 BNY Mellon

Risk Factors (continued)
pandemic, there was more volatility in SOFR as compared to LIBOR.

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

We may be adversely impacted by the changes involving LIBOR and other benchmark rates as a result of our business activities and our underlying operations. We utilize benchmark rates in a variety of agreements and instruments and are responsible for the use of benchmark rates in a variety of capacities, as well as in our operational functions. We could be subject to claims from customers, counterparties, investors or regulators alleging that, notwithstanding any uncertainty around the rate environment, we did not correctly discharge our responsibilities. We could also face claims in connection with the interpretation and implementation of fallback provisions. The LIBOR transition presents various challenges related to contractual mechanics of existing floating rate financial instruments and contracts that reference LIBOR and mature after the applicable setting ceases to be published or regarded as representative. Certain of these instruments and contracts do not provide for alternative benchmark rates, which makes it unclear what the future benchmark rates would be after LIBOR’s cessation. Although the LIBOR Act has provided clarity on the replacement of U.S. dollar LIBOR for certain contracts, significant uncertainty remains for contracts not covered by the LIBOR Act. Moreover, particular contracts may require fallback rates that are different from the most widely used alternative to LIBOR.

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

BNY Mellon 89

Risk Factors (continued)
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

When we provide credit to clients in connection with providing cash management, clearing, custodial and other services, we are exposed to potential loss if the client experiences credit difficulties. Higher market volatility, inflationary pressures, recessionary conditions or declines in equity values could negatively affect the creditworthiness of our clients, which, in turn, would increase our credit risk. We are also generally not able to net exposures across affiliated clients or counterparties and may not be able to net exposures to the same legal entity across multiple products. In addition, we may incur a loss in relation to one entity or product even though our exposure to one of the entity’s affiliates is over-collateralized. Moreover, not all of our client or counterparty exposure is secured.

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

90 BNY Mellon

Risk Factors (continued)
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

BNY Mellon 91

Risk Factors (continued)
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

Our operating model and overall strategy rely heavily on our access to financial market utilities and global capital markets. Without such access, it would be difficult to process payments and settle and clear transactions on behalf of our clients. Deterioration in our liquidity position, whether actual or perceived, can impact our market access by affecting participants’ willingness to transact with us. Changes to our liquidity can be caused by various factors, such as funding mismatches, market constraints disabling asset to cash conversion, inability to issue debt, run-offs of core deposits, and contingent liquidity events such as additional collateral posting. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks can also affect our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We also must manage liquidity risks on an intraday basis, in a manner designed to ensure that we can access required funds during the business day to make payments or settle immediate obligations, often in real time. We receive client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to receive those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits, and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded, interest rates continue to rise, or we are subject to significant negative press or significant regulatory action or litigation, among other reasons. Our liquidity could also be adversely affected by customers’ withdrawal of deposits in response to volatility and disruptions in the financial market or a stress event. If we were to lose a significant amount of deposits, we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest revenue.

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

In addition, our access to the debt and equity capital markets is a significant source of liquidity. Events or circumstances often outside of our control, such as market disruptions, government fiscal and monetary policies, uncertainty over the U.S. government debt ceiling or loss of confidence by securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact our funding availability and cost. Conversely, excess liquidity inflows could increase interest expense, limit our financial flexibility, and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

92 BNY Mellon

Risk Factors (continued)
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

In addition, our cost of funding could be affected by actions that we may take in order to satisfy applicable LCR and NSFR requirements, to lower our G-SIB score, to satisfy the amount of eligible long-term debt outstanding under the TLAC rule, to address obligations under our resolution plan or to satisfy regulatory requirements in non-U.S. jurisdictions relating to the pre-positioning of liquidity in certain subsidiaries.

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

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, we and our subsidiary banks must meet thresholds that include quantitative measures of assets, liabilities, and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed,” if unremedied over a period, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

The failure by one of our U.S. bank subsidiaries to maintain its status as “well capitalized” could lead to, among other things, higher FDIC assessments and could have reputational and associated business consequences.

If we or our subsidiary banks fail to meet U.S. and international minimum capital rules and other regulatory requirements, we may not be able to

BNY Mellon 93

Risk Factors (continued)
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

Finally, our regulatory capital ratios, liquidity metrics, and related components are based on our current interpretation, expectations, and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models, and further implementation guidance. Any modifications resulting from these ongoing reviews or the continued implementation of the U.S. capital rules, the LCR, the NSFR, the resolution planning process, and related amendments could result in changes in our risk-weighted assets, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact regulatory capital and liquidity ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational risk-weighted assets could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements, and regulatory standards.

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

94 BNY Mellon

Risk Factors (continued)
The IHC is not permitted to pay dividends to the Parent if certain key capital and liquidity indicators are breached, and if the resolution of the Parent is imminent, the committed lines of credit provided by the IHC to the Parent will automatically terminate, with all outstanding amounts becoming due.

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

Holders of our common and preferred stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to declare dividends or repurchase our common stock, may be subject to limitations in connection with the CCAR process and the buffers under the Federal Reserve’s capital and TLAC rules. Through the CCAR process, we may be required to resubmit our capital plan in the event of a deterioration in the general financial markets or economy or changes in our risk profile (including a material change in business strategy or risk exposure), financial condition or corporate structure. For example, in connection with the onset of the COVID-19 pandemic in 2020, the Federal Reserve required all banking institutions subject to CCAR, including us, to resubmit their capital plans based on updated supervisory scenarios released by the Federal
Reserve, and imposed temporary limitations on capital distributions and share repurchases by such banking institutions. The Federal Reserve is also able, outside the CCAR process, to restrict our ability to make capital distributions and subject us to other supervisory or enforcement actions.

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

In addition, regulatory capital rules that are or will be applicable to us including the U.S. capital rules risk-based capital requirements, the SLR, the stress capital buffer, the enhanced SLR, the TLAC rule and the U.S. G-SIB surcharge may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase or alter the mix of our outstanding regulatory capital instruments. Changes in the composition of our balance sheet, including as a result of changing economic conditions and market values, may further require us to increase or alter the mix of our outstanding regulatory capital, which in turn could impact our ability to return capital to shareholders.

BNY Mellon 95

Risk Factors (continued)
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

96 BNY Mellon

Risk Factors (continued)
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

From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken transformational or strategic projects. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services and executing on our transformational and strategic initiatives. For example, we have devoted considerable resources to developing new technology solutions for our clients, including our initiatives related to real-time electronic payments and global collateral management. If these technology solutions are not successful, it could adversely impact our reputation, business and results of operations. In 2021, we announced a strategic initiative to develop a multi-asset digital custody and administration platform designed to simultaneously support both traditional and digital assets, including cryptocurrencies. As part of this initiative, we have started to provide custody services for a limited number of cryptocurrencies for select U.S. institutional clients. Developing and providing new products and services, including those relating to digital assets, increases our operational risk exposures. These risks are often heightened in connection with asset classes, such as digital assets, that are not only new for BNY Mellon but also relatively new to the financial markets more broadly. Compared with our activities involving traditional assets, digital asset-related products or services may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and

BNY Mellon 97

Risk Factors (continued)
third-party dependencies, as well as reputational, technology, legal and regulatory risks.

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

The businesses in which we operate are intensely competitive around the world. Larger and more geographically diverse companies, and financial technology firms that invest substantial resources in developing and designing new technology and that are not subject to the same level of regulation, may be able to offer financial products and services at more competitive prices than we are able to offer. We have also experienced, and anticipate that we will continue to experience, pricing pressure in many of our businesses, particularly our Asset Servicing business due to trends in the market for custodial services and the considerable market influence exerted by clients in that business. Pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services at a lower price, may result in a reduction in the price we can charge for our products and services, which could, and in some cases has, negatively affected our ability to maintain or increase our profitability.

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

Moreover, new or disruptive technologies may quickly impact markets, and the manner in which our clients interact and transact within markets. For example, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in robotic process automation, could significantly affect the competition for payments processing and other financial services. Our failure to either anticipate, or participate in, the transformational change within a given market or adapt these technologies as successfully as our peers, could make us less competitive and result in potential negative financial impact. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

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

Each disposition also poses challenges, including separating the disposed businesses, products and systems in a way that is cost-effective and is not disruptive to us or our customers. The inherent uncertainty involved in the process of evaluating, negotiating or executing a potential sale of one of our companies or businesses may cause the loss of key clients, employees, vendors and other business partners, which could have an adverse impact on our business, financial condition and results of operations. In addition, a portion of the purchase price we expect to receive in a disposition may be contingent or based on an earnout (e.g., dependent on the profitability or results of operation of the business over a period of time after the sale is completed). In such cases, we may not realize all, or any, contingent or earnout payments we anticipate receiving if the future performance of the business does not meet our expectations or if other contingent payment conditions are not satisfied.

Joint ventures, non-controlling investments, strategic alliances and other collaborations contain potentially increased financial, legal, reputational, operational, regulatory and/or compliance risks. We may be dependent on joint venture partners, firms with which we collaborate, controlling shareholders or management who may have business interests, strategies or goals that are inconsistent with ours. Such dependencies, particularly in the case of establishing de novo joint ventures, may delay the launch of a new venture and result in the loss of a market opportunity. Business decisions or other actions or omissions of the joint venture partner, the firms with which we collaborate, controlling shareholders or management may adversely affect the value of our investment (or, in the case of strategic alliances or other collaborations, the value of our products or services), impact our results of operations, result in litigation or regulatory action against us and otherwise damage our reputation and brand.

BNY Mellon 99

Risk Factors (continued)
Additional Risks

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal, compliance and regulatory risk in the ordinary course of our business. Harm to our reputation can result from numerous sources, including adverse publicity or negative information, whether or not true, arising from events occurring at BNY Mellon, other financial institutions or in the financial markets, perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality, or a failure to appropriately describe our products and services, how we address social and sustainability concerns in our business activities or in our relationships with clients, the purported actions of our employees or the use of social media by our employees, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. For example, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY Mellon and our cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Our reputation may be significantly damaged by adverse publicity or negative information regarding BNY Mellon, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other internet forums. The speed and pervasiveness with which information can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

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

Climate change represents a key risk driver that may have significant impacts on the global economy, the finance sector and the diverse network of our stakeholders over the short, medium and long term. Such concerns have led and are likely to continue to lead to governmental efforts around the world to mitigate the impacts of climate change. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers’ and businesses’ behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements relating to climate change, such as requirements relating to operational resiliency or stress testing for various climate stress scenarios, or additional, potentially costly, reporting requirements. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to different and potentially conflicting requirements in the various jurisdictions in which we operate. In connection with the targeted transition to a lower carbon economy, legislative or public policy changes and changes in consumer sentiment could negatively impact the businesses and financial condition of our clients, which may decrease revenues from those clients and increase the credit risk associated with loans and other credit exposures to those clients. In addition, our reputation may be damaged as a result of our involvement, or our clients’ involvement, in certain

100 BNY Mellon

Risk Factors (continued)
industries or projects associated with climate change and we could face pressure from the public sector, individuals or other groups to cease doing business in such industries or projects. At the same time, certain financial institutions have also been subject to criticism and other negative publicity as a result of their decisions to reduce their involvement in certain industries or projects perceived to be associated with climate change. Our business, reputation and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective, insufficient or otherwise inappropriate.

Impacts from natural disasters, climate change, acts of terrorism, pandemics, global conflicts and other geopolitical events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, which includes clients, counterparties, vendors and other third parties, we are subject to risks of loss from the outbreak of war, escalation of hostilities, acts of terrorism, natural disasters, climate change, pandemics (including the further spread of SARS-CoV-2 or its variants), global conflicts or other similar catastrophic events that could have a negative impact on our business and operations. We may also be impacted by unfavorable political, economic, legal or other developments, including but not limited to social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, the imposition of tariffs or other limitations on international trade and travel, and changes in laws and regulations.

For example, as a result of Russia’s invasion of Ukraine in the first quarter of 2022, we ceased originating new banking business in Russia and suspended investment management purchases of Russian securities. An escalation of hostilities, or the imposition of additional sanctions or other laws prohibiting or limiting operations in certain jurisdictions, as a result of the conflict in Ukraine or conflicts in other regions could lead to unexpected disruptions to our businesses and could adversely affect the global economy and financial markets generally, diminish levels of economic activity and increase volatility in commodity prices, credit and capital markets. The extent and duration of any such military action, and the responses to such action by governments, central banks and the markets, may magnify the impact of other risks described in this section.

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

BNY Mellon 101

Risk Factors (continued)
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

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions and use judgments about future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for credit losses, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in further impairments of goodwill and intangible assets and establishment of allowances for credit losses as well as litigation and regulatory contingencies. In performing our annual and interim goodwill impairment tests, we may use an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach are based on management’s projections. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. Factors that may significantly affect the cash flow estimates include, among others, market values of assets we manage, the level and mix of those assets, customer behaviors and attrition, operating margins, changes in revenue growth trends, certain money market fee waiver practices, cost structures and technology, regulatory and legislative changes, specific industry or market sector conditions, competition and changes in interest rates. In the future, small changes in the assumptions, such as changes in the cash flow estimates, discount rate or long-term growth rate, or a prolonged macroeconomic downturn may produce a material non-cash goodwill impairment. If actual or subsequent events occur that are materially different than the assumptions, judgments and estimates we used, our results of operation may be materially and negatively impacted.

102 BNY Mellon

Recent Accounting Developments
Recently issued accounting standards

The following accounting guidance issued by FASB has not yet been adopted as of Dec. 31, 2022.

Accounting Standards Update (“ASU”) 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method

In March 2022, the FASB issued ASU 2022-01, Derivatives and Hedging (Topic 815): Fair Value Hedging – Portfolio Layer Method, which provides guidance that expands the ability to hedge interest rate risk by permitting the use of multiple hedged layers of a single closed portfolio of assets and will (1) Allow multiple layer hedging within the same closed portfolio, (2) Expand the scope of the portfolio layer method to include non-prepayable assets, (3) Expand the eligible hedging instruments to be utilized in a single-layer hedge, and (4) Permit held-to-maturity debt securities to be transferred to available-for-sale at the date of adoption, provided such transferred securities are designated in a portfolio layer method hedge within 30 days of the adoption date.

The standard also provides further guidance and disclosure requirements with respect to hedge basis adjustments related to portfolio layer method hedges.

We will consider utilizing the updated guidance in future hedging strategies. This ASU was effective Jan. 1, 2023.
ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which provides post-implementation guidance related to the adoption of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments, which was effective Jan. 1, 2020. This ASU amends the guidance related to two issues: Troubled Debt Restructurings (“TDRs”) and disclosure requirements for the credit profile of the loan portfolio. This ASU eliminates the accounting guidance for TDRs by creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. An entity must apply the loan refinancing and restructuring guidance to determine whether a modification results in a new loan or a continuation of an existing loan.

This ASU also requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Subtopic 326-20, Financial Instruments – Credit Losses – Measured at Amortized Cost.

We do not expect the impact of the revised guidance on accounting for loan modification to be material and will apply the updated disclosure requirements in the first quarter 2023. The ASU was effective Jan. 1, 2023.

BNY Mellon 103

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

BNY Mellon has presented revenue measures excluding notable items, including a net loss from repositioning the securities portfolio, disposal gains and losses and the accelerated amortization of deferred costs for depositary receipts related to Russia. Expense measures, excluding notable items, including goodwill impairment, severance expense, litigation reserves and real estate charges, are also presented. Litigation reserves represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Income before taxes, net income applicable to common shareholders of The Bank of New York Mellon Corporation, diluted earnings per share, operating leverage, return on common equity, return on tangible common equity, pre-tax operating margin and the effective tax rate, excluding the notable items mentioned above, are also provided. These measures have been provided to permit investors to view the financial measures on a basis consistent with how management views the businesses.

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

104 BNY Mellon

Supplemental Information (unaudited) (continued)

Reconciliation of Non-GAAP measures, excluding notable items			2022 vs.
(dollars in millions)	2022	2021	2021
Fee revenue – GAAP	$12,955	$12,977	—%
Impact of notable items (a)	(88)	—
Adjusted fee revenue – Non-GAAP	$13,043	$12,977	1%

Total revenue – GAAP	$16,377	$15,931	3%
Impact of notable items (a)	(511)	13
Adjusted total revenue – Non-GAAP	$16,888	$15,918	6%

Total noninterest expense – GAAP	$13,010	$11,514	13%
Impact of notable items (a)	1,029	129
Adjusted total noninterest expense – Non-GAAP	$11,981	$11,385	5%

Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,362	$3,552	(34)%
Impact of notable items (a)	(1,378)	(85)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation – Non-GAAP	$3,740	$3,637	3%

Diluted earnings per share – GAAP	$2.90	$4.14	(30)%
Impact of notable items (a)	(1.69)	(0.10)
Adjusted diluted earnings per share – Non-GAAP	$4.59	$4.24	8%
(a)    Notable items in 2022 include the goodwill impairment, the net loss from repositioning the securities portfolio, severance expense, litigation reserves, the accelerated amortization of deferred costs for depositary receipts services related to Russia and net gains on disposals (reflected in investment and other revenue). Notable items in 2021 include litigation reserves, severance expense and gains on disposals (reflected in investment and other revenue).

The following table presents the reconciliation of noninterest expense growth rates.

Noninterest expense reconciliation			2021 vs.
(dollars in millions)	2021	2020	2020
Noninterest expense – GAAP	$11,514	$11,004	5%
Impact of notable items (a)	129	165
Adjusted total noninterest expense – Non-GAAP	$11,385	$10,839	5%
(a)    Notable items in 2021 include litigation reserves and severance expense. Notable items in 2020 include litigation reserves, severance expense and real estate charges recorded in the fourth quarter of 2020.

The following table presents the reconciliation of the pre-tax operating margin.

Pre-tax operating margin reconciliation
(dollars in millions)	2022	2021
Income before taxes – GAAP	$3,328	$4,648
Impact of notable items (a)	(1,540)	(116)
Adjusted income before taxes, excluding notable items – Non-GAAP	$4,868	$4,764

Total revenue – GAAP	$16,377	$15,931
Impact of notable items (a)	(511)	13
Adjusted total revenue, excluding notable items – Non-GAAP	$16,888	$15,918

Pre-tax operating margin – GAAP (b)	20%	29%
Adjusted pre-tax operating margin – Non-GAAP (b)	29%	30%
(a)    Notable items in 2022 include the goodwill impairment, the net loss from repositioning the securities portfolio, severance expense, litigation reserves, the accelerated amortization of deferred costs for depositary receipts services related to Russia and net gains on disposals (reflected in investment and other revenue). Notable items in 2021 include litigation reserves, severance expense and gains on disposals (reflected in investment and other revenue).
(b)    Income before taxes divided by total revenue.

BNY Mellon 105

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of effective tax rate.

Effective tax rate reconciliation
(dollars in millions)	2022
Provision for income taxes	$768
Impact of notable items (a)	(162)
Adjusted provision for income taxes, excluding notable items – Non-GAAP	$930

Income before taxes – GAAP	$3,328
Impact of notable items (a)	(1,540)
Adjusted income before taxes, excluding notable items – Non-GAAP	$4,868

Effective tax rate – GAAP	23.1%
Adjusted effective tax rate – Non-GAAP	19.1%
(a)    Notable items in 2022 include the goodwill impairment, the net loss from repositioning the securities portfolio, severance expense, litigation reserves, the accelerated amortization of deferred costs for depositary receipts services related to Russia and net gains on disposals (reflected in investment and other revenue).

The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2022	2021	2020
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$2,362	$3,552	$3,423
Add: Amortization of intangible assets	67	82	104
Less: Tax impact of amortization of intangible assets	16	20	25
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$2,413	$3,614	$3,502
Impact of notable items (a)	(1,378)	(85)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets and notable items – Non-GAAP	$3,791	$3,699

Average common shareholders’ equity	$36,175	$39,695	$39,200
Less: Average goodwill	17,060	17,492	17,331
Average intangible assets	2,939	2,979	3,051
Add: Deferred tax liability – tax deductible goodwill	1,181	1,178	1,144
Deferred tax liability – intangible assets	660	676	667
Average tangible common shareholders’ equity – Non-GAAP	$18,017	$21,078	$20,629

Return on common shareholders’ equity – GAAP	6.5%	8.9%	8.7%
Adjusted return on common shareholders’ equity – Non-GAAP	10.3%	9.2%

Return on tangible common shareholders’ equity – Non-GAAP	13.4%	17.1%	17.0%
Adjusted return on tangible common shareholders’ equity – Non-GAAP	21.0%	17.6%
(a)    Notable items in 2022 include the goodwill impairment, the net loss from repositioning the securities portfolio, severance expense, litigation reserves, the accelerated amortization of deferred costs for depositary receipts services related to Russia and net gains on disposals (reflected in investment and other revenue). Notable items in 2021 include litigation reserves, severance expense and gains on disposals (reflected in investment and other revenue).

106 BNY Mellon

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2022	2021	2020
BNY Mellon shareholders’ equity at year end – GAAP	$40,734	$43,034	$45,801
Less: Preferred stock	4,838	4,838	4,541
BNY Mellon common shareholders’ equity at year end – GAAP	35,896	38,196	41,260
Less: Goodwill	16,150	17,512	17,496
Intangible assets	2,901	2,991	3,012
Add: Deferred tax liability – tax deductible goodwill	1,181	1,178	1,144
Deferred tax liability – intangible assets	660	676	667
BNY Mellon tangible common shareholders’ equity at year end – Non-GAAP	$18,686	$19,547	$22,563

Year-end common shares outstanding (in thousands)	808,445	804,145	886,764

Book value per common share – GAAP	$44.40	$47.50	$46.53
Tangible book value per common share – Non-GAAP	$23.11	$24.31	$25.44

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2022 vs.
(dollars in millions)	2022	2021	2021
Investment management and performance fees – GAAP	$3,299	$3,588	(8)%
Impact of changes in foreign currency exchange rates	—	(135)
Adjusted investment management and performance fees – Non-GAAP	$3,299	$3,453	(4)%

The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment and Wealth Management business segment.

Constant currency reconciliation – Investment and Wealth Management business segment			2022 vs.
(dollars in millions)	2022	2021	2021
Investment management and performance fees – GAAP	$3,290	$3,590	(8)%
Impact of changes in foreign currency exchange rates	—	(135)
Adjusted investment management and performance fees – Non-GAAP	$3,290	$3,455	(5)%

BNY Mellon 107

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of the pre-tax operating margin for the Investment and Wealth Management business segment.

Pre-tax operating margin reconciliation – Investment and Wealth Management business segment				2022 vs.
(dollars in millions)	2022	2021	2020	2021
Income before income taxes – GAAP	$48	$1,230	$971	(96)%
Impact of notable items (a)	(709)	(5)
Adjusted income before income taxes – Non-GAAP	$757	$1,235		(39)%

Total revenue – GAAP	$3,550	$4,042	$3,692
Less: Distribution and servicing expense	345	300	338
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$3,205	$3,742	$3,354

Pre-tax operating margin – GAAP (b)	1%	30%	26%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (b)	2%	33%	29%
Adjusted pre-tax operating margin, net of distribution and servicing expense and excluding notable items – Non-GAAP (b)	24%
(a)    Notable items in 2022 include the goodwill impairment, severance expense, losses on disposals (reflected in investment and other revenue) and litigation reserves. Notable items in 2021 include litigation reserves, losses on disposals (reflected in investment and other revenue) and severance expense.
(b)    Income before taxes divided by total revenue.

108 BNY Mellon

Supplemental Information (unaudited) (continued)
Rate/volume analysis

Rate/volume analysis (a)	2022 over (under) 2021			2021 over (under) 2020
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$(1)	$751	$750	$5	$(66)	$(61)
Foreign offices	25	321	346	(29)	(37)	(66)
Total interest-bearing deposits with the Federal Reserve and other central banks	24	1,072	1,096	(24)	(103)	(127)
Interest-bearing deposits with banks	(11)	184	173	10	(96)	(86)
Federal funds sold and securities purchased under resale agreements	(17)	1,097	1,080	(37)	(388)	(425)
Loans:
Domestic offices	137	849	986	205	(255)	(50)
Foreign offices	(7)	62	55	(76)	(58)	(134)
Total loans	130	911	1,041	129	(313)	(184)
Securities:
U.S. government obligations	54	292	346	64	(81)	(17)
U.S. government agency obligations	(125)	297	172	(49)	(294)	(343)
State and political subdivisions (b)	(17)	6	(11)	26	(8)	18
Other securities:
Domestic offices (b)	—	253	253	55	(22)	33
Foreign offices	(18)	49	31	6	(95)	(89)
Total other securities (b)	(18)	302	284	61	(117)	(56)
Total investment securities (b)	(106)	897	791	102	(500)	(398)
Trading securities (primarily domestic) (b)	(14)	104	90	(5)	(35)	(40)
Total securities (b)	(120)	1,001	881	97	(535)	(438)
Total interest revenue (b)	$6	$4,265	$4,271	$175	$(1,435)	$(1,260)
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$2	$1,005	$1,007	$26	$(229)	$(203)
Foreign offices	12	743	755	(1)	(132)	(133)
Total interest-bearing deposits	14	1,748	1,762	25	(361)	(336)
Federal funds purchased and securities sold under repurchase agreements	1	937	938	(21)	(266)	(287)
Trading liabilities	3	57	60	2	(9)	(7)
Other borrowed funds:
Domestic offices	—	2	2	(16)	6	(10)
Foreign offices	1	(2)	(1)	—	2	2
Total other borrowed funds	1	—	1	(16)	8	(8)
Commercial paper	—	—	—	(4)	(3)	(7)
Payables to customers and broker-dealers	—	158	158	(1)	(29)	(30)
Long-term debt	26	442	468	(24)	(206)	(230)
Total interest expense	$45	$3,342	$3,387	$(39)	$(866)	$(905)
Changes in net interest revenue (b)	$(39)	$923	$884	$214	$(569)	$(355)
(a)    Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest revenue or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.
(b)    Presented on an FTE basis.

BNY Mellon 109

Forward-looking Statements

Some statements in this Annual Report are forward-looking. These include statements about the usefulness of Non-GAAP measures, the future results of BNY Mellon, our businesses, financial, liquidity and capital condition, results of operations, liquidity, risk and capital management and processes, goals, strategies, outlook, objectives, expectations (including those regarding our performance results, expenses, nonperforming assets, products, impacts of currency fluctuations, impacts of securities portfolio repositioning, impacts of trends on our businesses, regulatory, technology, market, economic or accounting developments and the impacts of such developments on our businesses, legal proceedings and other contingencies), human capital management (including related ambitions, objectives, aims and goals), effective tax rate, net interest revenue, estimates (including those regarding expenses, losses inherent in our credit portfolios and capital ratios), intentions (including those regarding our capital returns and expenses, including our investments in technology and pension expense), targets, opportunities, potential actions, growth and initiatives, including the potential effects of the coronavirus pandemic on any of the foregoing.

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
•our business may be adversely affected if we are unable to attract, retain, develop and motivate employees;
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
•levels of and changes in interest rates have impacted, and will in the future continue to impact, our profitability and capital levels, at times adversely;

110 BNY Mellon

Forward-looking Statements (continued)

•we have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings;
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

Investors should consider all risk factors discussed in the 2022 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other website referenced herein are not part of this report.

BNY Mellon 111

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

112 BNY Mellon

Report of Management on Internal Control Over Financial Reporting
Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2022, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2022 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report begins on page 114.

BNY Mellon 113

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY Mellon) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY Mellon as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

114 BNY Mellon

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 27, 2023

BNY Mellon 115

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2022	2021	2020
Fee and other revenue
Investment services fees	$8,529	$8,284	$8,047
Investment management and performance fees	3,299	3,588	3,367
Foreign exchange revenue	822	799	774
Financing-related fees	175	194	212
Distribution and servicing fees	130	112	115
Total fee revenue	12,955	12,977	12,515
Investment and other revenue	(82)	336	316
Total fee and other revenue	12,873	13,313	12,831
Net interest revenue
Interest revenue	7,118	2,845	4,109
Interest expense	3,614	227	1,132
Net interest revenue	3,504	2,618	2,977
Total revenue	16,377	15,931	15,808
Provision for credit losses	39	(231)	336
Noninterest expense
Staff	6,800	6,337	5,966
Software and equipment	1,657	1,478	1,370
Professional, legal and other purchased services	1,527	1,459	1,403
Net occupancy	514	498	581
Sub-custodian and clearing	485	505	460
Distribution and servicing	343	298	336
Business development	152	107	105
Bank assessment charges	126	133	124
Goodwill impairment	680	—	—
Amortization of intangible assets	67	82	104
Other	659	617	555
Total noninterest expense	13,010	11,514	11,004
Income
Income before income taxes	3,328	4,648	4,468
Provision for income taxes	768	877	842
Net income	2,560	3,771	3,626
Net loss (income) attributable to noncontrolling interests related to consolidated investment management funds	13	(12)	(9)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	2,573	3,759	3,617
Preferred stock dividends	(211)	(207)	(194)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,362	$3,552	$3,423

116 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2022	2021	2020
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,362	$3,552	$3,423
Less: Earnings allocated to participating securities	—	2	6
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$2,362	$3,550	$3,417

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2022	2021	2020
Basic	811,068	851,905	890,839
Common stock equivalents	3,904	4,900	2,425
Less: Participating securities	(177)	(446)	(750)
Diluted	814,795	856,359	892,514

Anti-dilutive securities (a)	3,142	642	4,968
(a)    Represents stock options, restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2022	2021	2020
Basic	$2.91	$4.17	$3.84
Diluted	$2.90	$4.14	$3.83

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 117

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2022	2021	2020
Net income	$2,560	$3,771	$3,626
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(603)	(376)	508
Unrealized (loss) gain on assets available-for-sale:
Unrealized (loss) gain arising during the period	(3,245)	(1,147)	1,202
Reclassification adjustment	338	(4)	(25)
Total unrealized (loss) gain on assets available-for-sale	(2,907)	(1,151)	1,177
Defined benefit plans:
Net (loss) gain arising during the period	(306)	219	(107)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	56	88	77
Total defined benefit plans	(250)	307	(30)
Net unrealized (loss) gain on cash flow hedges	(6)	(6)	5
Total other comprehensive (loss) income, net of tax (a)	(3,766)	(1,226)	1,660
Total comprehensive (loss) income	(1,206)	2,545	5,286
Net loss (income) attributable to noncontrolling interests	13	(12)	(9)
Other comprehensive loss (income) attributable to noncontrolling interests	13	(2)	(2)
Comprehensive (loss) income applicable to shareholders of The Bank of New York Mellon Corporation	$(1,180)	$2,531	$5,275
(a)    Other comprehensive (loss) income attributable to The Bank of New York Mellon Corporation shareholders was $(3,753) million for the year ended Dec. 31, 2022, $(1,228) million for the year ended Dec. 31, 2021 and $1,658 million for the year ended Dec. 31, 2020.

See accompanying Notes to Consolidated Financial Statements.

118 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2022	2021
Assets
Cash and due from banks, net of allowance for credit losses of $29 and $3	$5,030	$6,061
Interest-bearing deposits with the Federal Reserve and other central banks	91,655	102,467
Interest-bearing deposits with banks, net of allowance for credit losses of $4 and $2 (includes restricted of $6,499 and $3,822)	17,169	16,630
Federal funds sold and securities purchased under resale agreements	24,298	29,607
Securities:
Held-to-maturity, at amortized cost, net of allowance for credit losses of less than $1 and less than $1 (fair value of $49,992 and $56,775)	56,194	56,866
Available-for-sale, at fair value (amortized cost of $92,484 and $100,774, net of allowance for credit losses of $1 and $10)	86,622	101,839
Total securities	142,816	158,705
Trading assets	9,908	16,577
Loans	66,063	67,787
Allowance for credit losses	(176)	(196)
Net loans	65,887	67,591
Premises and equipment	3,256	3,431
Accrued interest receivable	858	457
Goodwill	16,150	17,512
Intangible assets	2,901	2,991
Other assets, net of allowance for credit losses on accounts receivable of $4 and $4 (includes $971 and $1,187, at fair value)	25,855	22,409
Total assets	$405,783	$444,438
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$78,017	$93,695
Interest-bearing deposits in U.S. offices	108,362	120,903
Interest-bearing deposits in non-U.S. offices	92,591	105,096
Total deposits	278,970	319,694
Federal funds purchased and securities sold under repurchase agreements	12,335	11,566
Trading liabilities	5,385	5,469
Payables to customers and broker-dealers	23,435	25,150
Other borrowed funds	397	749
Accrued taxes and other expenses	5,410	5,767
Other liabilities (including allowance for credit losses on lending-related commitments of $78 and $45, also includes $221 and $496, at fair value)	8,543	6,721
Long-term debt	30,458	25,931
Total liabilities	364,933	401,047
Temporary equity
Redeemable noncontrolling interests	109	161
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 48,826 and 48,826 shares	4,838	4,838
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,395,725,198 and 1,389,397,912 shares	14	14
Additional paid-in capital	28,508	28,128
Retained earnings	37,864	36,667
Accumulated other comprehensive loss, net of tax	(5,966)	(2,213)
Less: Treasury stock of 587,280,598 and 585,252,546 common shares, at cost	(24,524)	(24,400)
Total The Bank of New York Mellon Corporation shareholders’ equity	40,734	43,034
Nonredeemable noncontrolling interests of consolidated investment management funds	7	196
Total permanent equity	40,741	43,230
Total liabilities, temporary equity and permanent equity	$405,783	$444,438

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 119

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2022	2021	2020
Operating activities
Net income	$2,560	$3,771	$3,626
Net loss (income) attributable to noncontrolling interests	13	(12)	(9)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	2,573	3,759	3,617
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses	39	(231)	336
Pension plan contributions	(7)	(6)	(25)
Depreciation and amortization	1,636	1,867	1,630
Goodwill impairment	680	—	—
Deferred tax (benefit)	155	257	(193)
Net securities losses (gains)	443	(5)	(33)
Change in trading assets and liabilities	7,015	(1,898)	(496)
Change in accruals and other, net	2,534	(905)	202
Net cash provided by operating activities	15,068	2,838	5,038
Investing activities
Change in interest-bearing deposits with banks	1,540	1,225	(1,393)
Change in interest-bearing deposits with the Federal Reserve and other central banks	7,812	35,073	(42,857)
Purchases of securities held-to-maturity	(2,497)	(8,921)	(29,651)
Paydowns of securities held-to-maturity	7,168	11,339	9,291
Maturities of securities held-to-maturity	1,610	1,872	7,097
Purchases of securities available-for-sale	(32,336)	(54,239)	(68,430)
Sales of securities available-for-sale	14,990	13,545	13,316
Paydowns of securities available-for-sale	5,215	12,775	10,476
Maturities of securities available-for-sale	11,573	17,221	27,592
Net change in loans	1,423	(11,350)	(1,271)
Sales of loans and other real estate	—	1	15
Change in federal funds sold and securities purchased under resale agreements	5,294	1,233	(708)
Net change in seed capital investments	64	171	18
Purchases of premises and equipment/capitalized software	(1,346)	(1,215)	(1,222)
Proceeds from the sale of premises and equipment	45	34	—
Acquisitions, net of cash	—	(170)	—
Dispositions, net of cash	446	8	—
Other, net	(1,127)	1,070	(728)
Net cash provided by (used for) investing activities	19,874	19,672	(78,455)
Financing activities
Change in deposits	(37,009)	(17,896)	77,523
Change in federal funds purchased and securities sold under repurchase agreements	790	418	(361)
Change in payables to customers and broker-dealers	(1,488)	128	5,977
Change in other borrowed funds	(344)	397	(270)
Change in commercial paper	—	—	(3,959)
Net proceeds from the issuance of long-term debt	9,929	5,186	2,993
Repayments of long-term debt	(4,000)	(4,650)	(5,200)
Proceeds from the exercise of stock options	9	50	46
Issuance of common stock	14	13	12
Issuance of preferred stock	—	1,287	1,567
Treasury stock acquired	(124)	(4,567)	(989)
Preferred stock redemption	—	(1,000)	(583)
Common cash dividends paid	(1,165)	(1,126)	(1,117)
Preferred cash dividends paid	(211)	(197)	(179)
Amortization of preferred stock discount	—	10	15
Other, net	(55)	(15)	33
Net cash (used for) provided by financing activities	(33,654)	(21,962)	75,508
Effect of exchange rate changes on cash	358	(84)	61
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	1,646	464	2,152
Cash and due from banks and restricted cash at beginning of period	9,883	9,419	7,267
Cash and due from banks and restricted cash at end of period	$11,529	$9,883	$9,419
Cash and due from banks and restricted cash
Cash and due from banks at end of period (unrestricted cash)	$5,030	$6,061	$6,252
Restricted cash at end of period	6,499	3,822	3,167
Cash and due from banks and restricted cash at end of period	$11,529	$9,883	$9,419
Supplemental disclosures
Interest paid	$3,307	$233	$1,236
Income taxes paid	449	473	1,341
Income taxes refunded	11	42	60
See accompanying Notes to Consolidated Financial Statements.

120 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2021	$4,838	$14	$28,128	$36,667	$(2,213)	$(24,400)	$196	$43,230	(a)	$161
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		31
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(31)
Other net changes in noncontrolling interests	—	—	44	—	—	—	(176)	(132)		(37)
Net income (loss)	—	—	—	2,573	—	—	(13)	2,560		—
Other comprehensive (loss)	—	—	—	—	(3,753)	—	—	(3,753)		(13)
Dividends:
Common stock at $1.42 per share (b)	—	—	—	(1,165)	—	—	—	(1,165)		—
Preferred stock	—	—	—	(211)	—	—	—	(211)		—
Repurchase of common stock	—	—	—	—	—	(124)	—	(124)		—
Common stock issued under employee benefit plans	—	—	20	—	—	—	—	20		—
Stock awards and options exercised	—	—	316	—	—	—	—	316		—
Other	—	—	—	—	—	—	—	—		(2)
Balance at Dec. 31, 2022	$4,838	$14	$28,508	$37,864	$(5,966)	$(24,524)	$7	$40,741	(a)	$109
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $38,196 million at Dec. 31, 2021 and $35,896 million at Dec. 31, 2022.
(b)    Includes dividend-equivalents on share-based awards.

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

122 BNY Mellon

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

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the rate of exchange on the balance sheet date. Translation gains and losses on investments in foreign entities with functional currencies that are not the U.S. dollar are recorded as foreign currency translation adjustments in other comprehensive income (“OCI”). Revenue and expense transactions are translated at the applicable daily rate or the weighted average monthly exchange rate when applying the daily rate is not practical. For transactions that are denominated in a currency other than the functional currency, the effects of exchange rate changes are included in foreign exchange revenue in the income statement.

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

BNY Mellon 123

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

Equity method investments, including renewable energy investments

Equity investments of less than a majority but at least 20% ownership or where we are deemed to have significant influence are accounted for by the equity method and included in other assets. Earnings on these investments are reflected as investment services fees, investment management and performance fees or investment and other revenue, as appropriate, in the period earned.

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

Equity method investments at Dec. 31, 2022
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Global Securities Services Company (“CIBC Mellon”)	50%	$545
Siguler Guff	20%	$242
Innocap Investment Management Inc.	18.75%	$16

Restricted cash and securities

Cash and securities may be segregated under federal and other regulatory requirements and primarily consists of excess client funds held by our broker-dealer entities. Restricted cash is included in interest-bearing deposits with banks on the balance sheet and

124 BNY Mellon

Notes to Consolidated Financial Statements (continued)

with cash and due from banks when reconciling the beginning and end-of-period balances on the consolidated statement of cash flows.

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

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses on assets classified as available-for-sale is recorded net of tax as an addition to, or deduction from, OCI, unless an expected credit loss is recognized. Realized gains and losses on sales of available-for-sale securities are reported in investment and other revenue on the income statement. The cost of debt securities sold is determined on a specific identification method. Held-to-maturity securities are measured at amortized cost, net of expected credit loss, if any.

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

If we intend to sell a debt security or it is more likely than not that we will be required to sell a debt security prior to recovery of its cost basis, the security is written down to fair value and the credit and non-credit components of the unrealized loss are recognized in earnings and subsequently accreted to interest income on an effective yield basis over the life of the security. Subsequent increases in the fair value of the security after the write-down are included in OCI.

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

BNY Mellon 125

Notes to Consolidated Financial Statements (continued)

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

The CARES Act, which became law on March 27, 2020, provides that financial institutions may, subject to certain conditions, elect to temporarily suspend the U.S. GAAP requirements with respect to loan modifications related to the coronavirus pandemic that were current as of Dec. 31, 2019 and that would otherwise be identified and treated as TDRs. On Dec. 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law and extended the period established by the CARES Act under which consideration of TDR identification and accounting triggered by effects of the coronavirus pandemic are suspended. That extension period ended on Jan. 1, 2022.

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

126 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

BNY Mellon 127

Notes to Consolidated Financial Statements (continued)

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

The third element, individually evaluated credits, is based on individual analysis of loans of $1 million and greater which no longer share the risk characteristics with other loans. Factors we consider in measuring the extent of expected credit loss include the payment status, collateral value, the borrower’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, anticipated modifications of payment structure or term for troubled borrowers, and recoveries if they can be reasonably estimated. We measure the expected credit loss as the difference between the amortized cost basis of the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally consider nonperforming loans as well as loans that have been or are anticipated to be modified and classified under a troubled debt restructuring for individual evaluation given the risk characteristics of such loans.

128 BNY Mellon

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

Allowance for credit losses – Other financial instruments

We also estimate expected credit losses associated with margin loans, reverse repurchase agreements, security lending indemnifications, and deposits with third-party financial institutions using a similar risk rating-based modeling approach as described in the first allowance element within “Allowance for credit losses – Loans and lending-related commitments” above. The allowance for credit losses on reverse repurchase agreements is recorded in federal funds sold and securities purchased under resale agreements; the allowance for credit losses on securities lending indemnifications is recorded in other liabilities and the allowance for credit losses on deposits with third-party financial institutions is recorded in cash and due from banks or interest-bearing deposits with banks. Our reverse repurchase agreements are short-term and subject to continuous over-collateralization by our counterparties and timely collateral replenishment, when necessary. As a result, we estimate the expected credit loss related to the uncollateralized portion of the asset at the balance sheet date, if any, and when there is a reasonable expectation that the counterparty will not replenish the collateral in compliance with the terms of the repurchase agreement. This method is also applied to margin lending arrangements and securities lending indemnifications.

Allowance for credit losses – Other

We do not apply our credit loss measurement methodologies to accrued interest receivable balances related to our loan, debt securities and deposits with third-party financial institution assets given our nonaccrual policy that requires charge-off of interest receivable when deemed uncollectible. Accrued interest receivable related to these instruments, along

BNY Mellon 129

Notes to Consolidated Financial Statements (continued)

with other interest-bearing instruments, is included on the consolidated balance sheet. Accrued interest receivable related to each major loan class is disclosed within our credit quality disclosure in Note 5.

Our policy for credit losses related to purchased financial assets requires an evaluation to be performed prior to the effective purchase date to determine if more than an insignificant decline in credit quality has occurred during the period between the origination and purchase date, or, in the case of debt securities, the period between the issuance and purchase date. If we purchase a financial asset with more than insignificant deterioration in credit quality, the measurement of expected credit loss is performed using the methodologies described above, and the credit loss is recorded as an allowance for credit losses on the purchase date. Subsequent to purchase, changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the allowance. We evaluate various factors in the determination of whether a more than an insignificant decline in credit quality has occurred and these factors vary depending upon the type of asset purchased. Such factors include changes in risk rating and/or agency rating, collateral deterioration, payment status, purchase price, credit spreads and other factors. We did not purchase any such assets in 2022 or 2021 and did not own such assets as of Dec. 31, 2022 or Dec. 31, 2021.

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

130 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

BNY Mellon 131

Notes to Consolidated Financial Statements (continued)

Seed capital

Seed capital investments are generally classified as other assets and carried at fair value unless we are required to consolidate the investee due to having a controlling financial interest. Unrealized gains and losses on seed capital investments are recorded in investment and other revenue. Certain risk retention investments in our collateralized loan obligations (“CLOs”) are classified as available-for-sale securities. As of Dec. 31, 2022, we no longer held any such risk retention CLOs.

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

Fee revenue

Investment services fee revenue and investment management and performance fee revenue are based on terms specified in a contract with a customer and are shown net of fee waivers and exclude any amounts collected on behalf of third parties. Revenue is recognized when, or as, a performance obligation is satisfied by transferring control of a good or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that reflects the transfer of goods and services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time the customer obtains control of the promised good or service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for the promised goods and services. Taxes assessed by a governmental authority, that are both imposed on, and concurrent with, a specific revenue-
producing transaction, are collected from a customer and are excluded from revenue.

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

Net interest revenue

Revenue on interest-earning assets and expense on interest-bearing liabilities are recognized based on the effective yield of the related financial instrument. The amortization of premiums and accretion of

132 BNY Mellon

Notes to Consolidated Financial Statements (continued)

discounts are included in interest revenue and are adjusted for prepayments when they occur, such that the effective yield remains constant throughout the contractual life of the security. Negative interest incurred on assets or charged on liabilities is presented as contra interest revenue and contra interest expense, respectively.

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

BNY Mellon 133

Notes to Consolidated Financial Statements (continued)

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

134 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Note 2–Accounting changes and new accounting guidance

The following accounting guidance was adopted in 2022.

Staff Accounting Bulletin No. 121

In March 2022, the SEC staff released Staff Accounting Bulletin No. 121 (“SAB 121”). SAB 121 expresses the staff’s views regarding the accounting for entities that have obligations to safeguard “crypto-assets” held for their platform users. SAB 121 provides that these entities should present a liability and corresponding asset in respect of the crypto-assets safeguarded for their platform users, with the liability and asset measured at the fair value of the crypto-assets. This differs from the accounting treatment of non-crypto-assets held in custody, which does not result in assets recorded on a custodian’s balance sheet. We adopted the guidance in the third quarter of 2022. As of Dec. 31, 2022, we have recorded a de minimis asset and liability related to digital assets we safeguard.

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions and divestitures with both an initial payment or receipt and later contingent payments or receipts tied to post-closing revenue or income growth. There were no contingent payments or receipts in 2022. At Dec. 31, 2022, we are potentially obligated to pay additional consideration which, using reasonable assumptions and estimates, could range from $27 million to $45 million over the next two years. At Dec. 31, 2022, we could potentially receive additional consideration which, using reasonable assumptions and estimates, could be up to $390 million over the next five years.

Transactions in 2022

On Nov. 1, 2022, BNY Mellon completed the sale of BNY Alcentra Group Holdings, Inc. (together with its subsidiaries, “Alcentra”) for $350 million cash consideration at close and contingent consideration dependent on the achievement of certain performance thresholds. We recorded an $11 million pre-tax loss and a $40 million after-tax loss on this transaction. At Oct. 31, 2022, Alcentra had $32 billion in assets under management (“AUM”) concentrated in senior secured loans, high yield bonds, private credit, structured credit, special situations and multi-strategy credit strategies. In addition, goodwill related to Alcentra of $434 million was removed from the consolidated balance sheet as a result of this sale.

On Aug. 1, 2022, BNY Mellon completed the sale of HedgeMark Advisors, LLC (“HedgeMark”), and recorded a $37 million pre-tax gain. As part of the sale, BNY Mellon received an equity interest in the acquiring firm. In addition, goodwill related to HedgeMark of $13 million was removed from the consolidated balance sheet as result of this sale.

BNY Mellon 135

Notes to Consolidated Financial Statements (continued)

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

Note 4–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2022 and Dec. 31, 2021.

Securities at Dec. 31, 2022		Gross unrealized		Fair value
	Amortized cost
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$32,103	$93	$2,663	$29,533
Sovereign debt/sovereign guaranteed	10,906	5	547	10,364
Agency residential mortgage-backed securities (“RMBS”)	9,388	113	544	8,957
Agency commercial mortgage-backed securities (“MBS”)	8,656	89	685	8,060
Supranational	8,129	4	399	7,734
Foreign covered bonds	6,041	3	286	5,758
Collateralized loan obligations (“CLOs”)	5,446	1	104	5,343
Non-agency commercial MBS	3,334	—	357	2,977
U.S. government agencies	2,465	52	223	2,294
Foreign government agencies	2,363	1	123	2,241
Non-agency RMBS	2,197	43	211	2,029
Other asset-backed securities (“ABS”)	1,443	—	124	1,319
State and political subdivisions	12	—	—	12
Other debt securities	1	—	—	1
Total securities available-for-sale (a)(b)	$92,484	$404	$6,266	$86,622
Held-to-maturity:
Agency RMBS	$34,188	$1	$4,229	$29,960
U.S. Treasury	10,863	—	895	9,968
U.S. government agencies	4,206	—	534	3,672
Agency commercial MBS	4,014	—	411	3,603
Sovereign debt/sovereign guaranteed	1,388	—	76	1,312
CLOs	983	—	26	957
Supranational	443	—	25	418
Foreign government agencies	66	—	6	60
Non-agency RMBS	30	2	1	31
State and political subdivisions	13	—	2	11
Total securities held-to-maturity	$56,194	$3	$6,205	$49,992
Total securities	$148,678	$407	$12,471	$136,614
(a)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of $1 million. The allowance for credit loss primarily relates to non-agency RMBSs.
(b)    Includes gross unrealized gains of $347 million and gross unrealized losses of $179 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains primarily relate to agency RMBS, U.S. Treasury securities and agency commercial MBS. The unrealized losses primarily relate to agency RMBS and U.S. Treasury securities. The unrealized gains and losses will be amortized into net interest revenue over the contractual lives of the securities.

136 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2021		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$28,966	$771	$328	$29,409
Agency RMBS	14,333	270	73	14,530
Sovereign debt/sovereign guaranteed	13,367	79	67	13,379
Agency commercial MBS	8,102	345	42	8,405
Supranational	7,599	24	50	7,573
Foreign covered bonds	6,236	25	23	6,238
CLOs	4,441	3	5	4,439
Non-agency commercial MBS	3,083	65	23	3,125
Non-agency RMBS	2,641	132	25	2,748
Foreign government agencies	2,694	9	17	2,686
U.S. government agencies	2,464	99	27	2,536
State and political subdivisions	2,543	11	40	2,514
Other ABS	2,205	7	22	2,190
Corporate bonds	2,099	19	52	2,066
Other debt securities	1	—	—	1
Total securities available-for-sale (a)(b)	$100,774	$1,859	$794	$101,839
Held-to-maturity:
Agency RMBS	$36,167	$428	$388	$36,207
U.S. Treasury	11,617	36	103	11,550
Agency commercial MBS	4,068	41	52	4,057
U.S. government agencies	2,998	—	71	2,927
CLOs	983	—	1	982
Sovereign debt/sovereign guaranteed	922	18	2	938
Supranational	54	—	—	54
Non-agency RMBS	43	2	—	45
State and political subdivisions	14	1	—	15
Total securities held-to-maturity	$56,866	$526	$617	$56,775
Total securities	$157,640	$2,385	$1,411	$158,614
(a)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of $10 million. The allowance for credit loss primarily relates to CLOs.
(b)    Includes gross unrealized gains of $455 million and gross unrealized losses of $75 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains primarily relate to U.S. Treasury securities, agency RMBS and agency commercial MBS. The unrealized losses primarily relate to U.S. Treasury securities and agency RMBS. The unrealized gains and losses will be amortized into net interest revenue over the contractual lives of the securities.

The following table presents the realized gains and losses, on a gross basis.

Net securities gains (losses)
(in millions)	2022	2021	2020
Realized gross gains	$92	$28	$46
Realized gross losses	(535)	(23)	(13)
Total net securities (losses) gains	$(443)	$5	$33

The following table presents pre-tax net securities (losses) gains by type.

Net securities gains (losses)
(in millions)	2022	2021	2020
State and political subdivisions	$(337)	$—	$—
Corporate bonds	(177)	(3)	1
Non-agency RMBS	49	2	(1)
U.S. Treasury	12	(3)	8
Supranational	(2)	1	7
Foreign government agencies	(5)	1	8
Other	17	7	10
Total net securities (losses) gains	$(443)	$5	$33

In 2022, agency RMBS, U.S. government agencies and agency commercial MBS with an aggregate amortized cost of $6.2 billion and fair value of $6.1 billion were transferred from available-for-sale securities to held-to-maturity securities.

In 2021, U.S. Treasury securities, agency RMBS, agency commercial MBS, CLOs and U.S. government agencies with an aggregate amortized cost of $13.4 billion and fair value of $13.8 billion were transferred from available-for-sale securities to held-to-maturity securities.

The above transfers reduced the impact of changes in interest rates on accumulated other comprehensive income.

Allowance for credit losses – Securities

The allowance for credit losses related to securities was $1 million at Dec. 31, 2022 and related to non-agency RMBS. The allowance for credit losses related to securities was $10 million at Dec. 31, 2021, and primarily related to the available-for-sale CLO portfolio.

Credit quality indicators – Securities

At Dec. 31, 2022, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in interest rates from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. Specifically, $179 million of the unrealized losses at Dec. 31, 2022 and $75 million at Dec. 31, 2021 reflected in the tables below relate to certain securities that were previously transferred from available-for-sale to held-to-maturity. The unrealized

BNY Mellon 137

Notes to Consolidated Financial Statements (continued)

losses will be amortized into net interest revenue over the contractual lives of the securities. The transfer created a new cost basis for the securities. As a result, if these securities have experienced unrealized losses since the date of transfer, the corresponding unrealized losses would be reflected in the held-to-maturity securities portfolio in the following tables. We do not intend to sell these securities, and it is not more likely than not that we will have to sell these securities.

The following tables show the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more without an allowance for credit losses.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2022	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
U.S. Treasury	$14,058	$824	$15,236	$1,839	$29,294	$2,663
Agency RMBS	7,929	376	789	168	8,718	544
Agency commercial MBS	6,088	389	1,878	296	7,966	685
Sovereign debt/sovereign guaranteed	4,176	184	3,788	363	7,964	547
Supranational	3,451	109	2,571	290	6,022	399
CLOs	4,806	94	403	10	5,209	104
Foreign covered bonds	2,830	83	1,977	203	4,807	286
Non-agency commercial MBS	1,914	201	932	156	2,846	357
Foreign government agencies	1,148	43	1,013	80	2,161	123
U.S. government agencies	1,710	186	208	37	1,918	223
Non-agency RMBS	588	16	1,148	193	1,736	209
Other ABS	333	18	876	106	1,209	124
State and political subdivisions	—	—	12	—	12	—
Total securities available-for-sale (a)	$49,031	$2,523	$30,831	$3,741	$79,862	$6,264
(a)    Includes $120 million of gross unrealized losses for less than 12 months and $59 million of gross unrealized losses for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to agency RMBS and U.S. Treasury securities and will be amortized into net interest revenue over the contractual lives of the securities.

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
(a)    Includes $47 million of gross unrealized losses for less than 12 months and $28 million of gross unrealized losses for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to U.S. Treasury securities and agency RMBS and will be amortized into net interest revenue over the contractual lives of the securities.

138 BNY Mellon

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

Held-to-maturity securities portfolio at Dec. 31, 2022			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$34,188	$(4,228)	100%	—%	—%	—%	—%
U.S. Treasury	10,863	(895)	100	—	—	—	—
U.S. government agencies	4,206	(534)	100	—	—	—	—
Agency commercial MBS	4,014	(411)	100	—	—	—	—
Sovereign debt/sovereign guaranteed (b)	1,388	(76)	100	—	—	—	—
CLOs	983	(26)	100	—	—	—	—
Supranational	443	(25)	100	—	—	—	—
Foreign government agencies	66	(6)	100	—	—	—	—
Non-agency RMBS	30	1	22	58	2	17	1
State and political subdivisions	13	(2)	2	2	3	—	93
Total held-to-maturity securities	$56,194	$(6,202)	100%	—%	—%	—%	—%
(a)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(b)    Primarily consists of exposure to Germany, UK and France.

Held-to-maturity securities portfolio at Dec. 31, 2021			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$36,167	$40	100%	—%	—%	—%	—%
U.S. Treasury	11,617	(67)	100	—	—	—	—
Agency commercial MBS	4,068	(11)	100	—	—	—	—
U.S. government agencies	2,998	(71)	100	—	—	—	—
CLOs	983	(1)	100	—	—	—	—
Sovereign debt/sovereign guaranteed (b)	922	16	100	—	—	—	—
Supranational	54	—	100	—	—	—	—
Non-agency RMBS	43	2	23	59	2	15	1
State and political subdivisions	14	1	5	2	5	—	88
Total held-to-maturity securities	$56,866	$(91)	100%	—%	—%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    Primarily consists of exposure to France, UK and Germany.
BNY Mellon 139

Notes to Consolidated Financial Statements (continued)

Maturity distribution

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2022
	Within 1 year		1-5 years		5-10 years		After 10 years		Total
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)
Available-for-sale:
U.S. Treasury	$9,221	1.35%	$11,658	1.52%	$6,632	1.24%	$2,022	2.92%	$29,533	1.51%
Sovereign debt/sovereign guaranteed	3,718	2.51	5,875	1.36	771	0.47	—	—	10,364	1.68
Supranational	1,392	1.85	4,860	2.45	1,469	2.60	13	2.82	7,734	2.38
Foreign covered bonds	1,219	2.02	4,085	2.41	454	0.26	—	—	5,758	2.13
Foreign government agencies	513	1.70	1,660	1.82	68	1.50	—	—	2,241	1.78
U.S. government agencies	20	2.99	1,164	2.87	947	2.80	163	2.54	2,294	2.82
State and political subdivisions	—	5.75	—	—	—	—	12	4.78	12	4.79
Other debt securities	—	—	—	—	—	—	1	3.42	1	3.42
Mortgage-backed securities:
Agency RMBS									8,957	4.08
Non-agency RMBS									2,029	3.79
Agency commercial MBS									8,060	2.82
Non-agency commercial MBS									2,977	3.24
CLOs									5,343	5.44
Other ABS									1,319	2.14
Total securities available-for-sale	$16,083	1.72%	$29,302	1.83%	$10,341	1.46%	$2,211	2.90%	$86,622	2.43%
Held-to-maturity:
U.S. Treasury	$1,728	1.71%	$7,737	1.34%	$1,398	1.20%	$—	—%	$10,863	1.38%
U.S. government agencies	50	0.74	2,605	1.38	1,290	1.66	261	1.90	4,206	1.49
Sovereign debt/sovereign guaranteed	36	0.03	1,250	0.88	102	1.06	—	—	1,388	0.87
Foreign government agencies	—	—	66	0.79	—	—	—	—	66	0.79
Supranational	48	0.54	395	1.01	—	—	—	—	443	0.96
State and political subdivisions	1	5.59	—	—	4	4.65	8	4.80	13	4.83
Mortgage-backed securities:
Agency RMBS									34,188	2.31
Non-agency RMBS									30	2.41
Agency commercial MBS									4,014	2.34
CLOs									983	5.34
Total securities held-to-maturity	$1,863	1.62%	$12,053	1.28%	$2,794	1.41%	$269	1.98%	$56,194	2.07%
Total securities	$17,946	1.71%	$41,355	1.68%	$13,135	1.45%	$2,480	2.81%	$142,816	2.30%
(a)    Yields are based upon the amortized cost of securities and consider the contractual coupon, amortization of premiums and accretion of discounts, excluding the effect of related hedging derivatives.

Pledged assets

At Dec. 31, 2022, BNY Mellon had pledged assets of $138 billion, including $106 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window and $8 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2022 included $121 billion of securities, $12 billion of loans, $4 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY Mellon regularly moves assets in and out of its pledged assets account at the Federal Reserve.

At Dec. 31, 2021, BNY Mellon had pledged assets of $144 billion, including $112 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $7 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2021 included $126 billion of securities, $12 billion of loans, $5 billion of trading assets and $1 billion of interest-bearing deposits with banks.

140 BNY Mellon

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2022 and Dec. 31, 2021, pledged assets included $24 billion and $24 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements, on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2022 and Dec. 31, 2021, the market value of the securities received that can be sold or repledged was $115 billion and $122 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2022 and Dec. 31, 2021, the market value of securities collateral sold or repledged was $78 billion and $78 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2022 and Dec. 31, 2021, cash segregated under federal and other regulations or requirements was $7 billion and $4 billion, respectively. Restricted cash is primarily included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated under federal and other regulations or requirements were $3 billion at Dec. 31, 2022 and $4 billion at Dec. 31, 2021. Restricted securities were sourced from securities purchased under resale agreements and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio.

Loans	Dec. 31,
(in millions)	2022	2021
Commercial	$1,732	$2,128
Commercial real estate	6,226	6,033
Financial institutions	9,684	10,232
Lease financings	657	731
Wealth management loans	10,302	9,792
Wealth management mortgages	8,966	8,200
Other residential mortgages	345	299
Capital call financing	3,438	2,284
Other	2,941	2,541
Overdrafts	4,839	3,060
Margin loans	16,933	22,487
Total loans (a)	$66,063	$67,787
(a)    Net of unearned income of $225 million at Dec. 31, 2022 and $240 million at Dec. 31, 2021, primarily related to lease financings.

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

BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2022 (a)					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$12	$199	$13	$1	$1	$6	$7	$2	$241
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	4	—	4
Net recoveries	—	—	—	—	—	—	4	—	4
Provision (b)	6	(15)	11	—	—	6	(3)	4	9
Ending balance	$18	$184	$24	$1	$1	$12	$8	$6	$254
Allowance for:
Loan losses	$4	$137	$10	$1	$1	$11	$8	$4	$176
Lending-related commitments	14	47	14	—	—	1	—	2	78
Individually evaluated for impairment:
Loan balance (c)	$—	$62	$—	$—	$—	$16	$1	$—	$79
Allowance for loan losses	—	—	—	—	—	—	—	—	—
(a)    There was no activity in the other loan portfolio.
(b)    Does not include provision for credit losses related to other financial instruments of $30 million for the year ended Dec. 31, 2022.
(c)    Includes collateral dependent loans of $79 million with $126 million of collateral at fair value.

Allowance for credit losses activity for the year ended Dec. 31, 2021					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$16	$430	$10	$2	$1	$7	$13	$—	$—	$479
Charge-offs	—	—	—	—	—	(1)	(1)	—	(16)	(18)
Recoveries	—	—	2	—	—	—	6	—	—	8
Net recoveries	—	—	2	—	—	(1)	5	—	(16)	(10)
Provision (a)	(4)	(231)	1	(1)	—	—	(11)	2	16	(228)
Ending balance	$12	$199	$13	$1	$1	$6	$7	$2	$—	$241
Allowance for:
Loan losses	$3	$171	$6	$1	$1	$5	$7	$2	$—	$196
Lending-related commitments	9	28	7	—	—	1	—	—	—	45
Individually evaluated for impairment:
Loan balance (b)	$—	$111	$—	$—	$—	$18	$1	$—	$—	$130
Allowance for loan losses	—	5	—	—	—	—	—	—	—	5
(a)    Does not include provision for credit losses benefit related to other financial instruments of $3 million for the year ended Dec. 31, 2021.
(b)    Includes collateral dependent loans of $130 million with $149 million of collateral at fair value.

Allowance for credit losses activity for the year ended Dec. 31, 2020 (a)					Wealth management loans	Wealth management mortgages	Other residential mortgages	Foreign (b)	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing
Beginning at Dec. 31, 2019	$60	$76	$20	$3	$5	$15	$13	$24	$216
Impact of adopting ASU 2016-13	(43)	14	(6)	—	(5)	(7)	2	(24)	(69)
Balance at Jan. 1, 2020	17	90	14	3	—	8	15	—	147
Charge-offs	—	—	—	—	—	—	(1)	—	(1)
Recoveries	—	—	—	—	—	—	5	—	5
Net (charge-offs) recoveries	—	—	—	—	—	—	4	—	4
Provision	(1)	340	(4)	(1)	1	(1)	(6)	—	328
Ending balance	$16	$430	$10	$2	$1	$7	$13	$—	$479
Allowance for:
Loan losses	$6	$324	$6	$2	$1	$6	$13	$—	$358
Lending-related commitments	10	106	4	—	—	1	—	—	121
Individually evaluated for impairment:
Loan balance (d)	$—	$—	$—	$—	$—	$20	$—	$—	$20
Allowance for loan losses	—	—	—	—	—	—	—	—	—
(a)    There was no activity in the capital call and other loan portfolios.
(b)    The allowance related to foreign exposure has been reclassified to financial institutions ($10 million), commercial ($10 million) and lease financings ($4 million).
(c)    Does not include provision for credit losses related to other financial instruments of $8 million for the year ended Dec. 31, 2020.
(d)    Includes collateral dependent loans of $20 million with $30 million of collateral at fair value.

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31, 2022			Dec. 31, 2021
	Recorded investment			Recorded investment
	With an allowance	Without an allowance		With an allowance	Without an allowance
(in millions)			Total			Total
Nonperforming loans:
Other residential mortgages	$30	$1	$31	$38	$1	$39
Wealth management mortgages	8	14	22	8	17	25
Commercial real estate	—	54	54	12	42	54
Total nonperforming loans	38	69	107	58	60	118
Other assets owned	—	2	2	—	2	2
Total nonperforming assets	$38	$71	$109	$58	$62	$120

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2022				Dec. 31, 2021
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	≥90		30-59	60-89	≥90
Wealth management mortgages	$54	$1	$—	$55	$24	$—	$—	$24
Wealth management loans	43	1	—	44	33	—	—	33
Commercial real estate	11	—	—	11	3	—	—	3
Other residential mortgages	5	—	—	5	2	1	—	3
Financial institutions	—	—	—	—	31	—	—	31
Total past due loans	$113	$2	$—	$115	$93	$1	$—	$94

Loan modifications

A modified loan is considered a troubled debt restructuring (“TDR”) if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered. A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Not all modified loans are considered TDRs. We modified 10 loans in 2022 with an aggregate recorded investment of $14 million. The modifications of the other residential and commercial real estate loans in 2022 consisted of reducing the stated interest rates and, in certain cases, forbearance of default and extending the maturity dates.

Due to the coronavirus pandemic, there were two forms of relief provided for classifying loans as TDRs: The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the relevant provisions of which were extended by the Consolidated Appropriations Act, 2021, and the Interagency Guidance. The extension period ended Jan. 1, 2022. See Note 1 for additional details. During 2021 and 2020, we modified loans under the CARES Act or Interagency Guidance by providing short-term loan payment forbearances or modified principal and/or interest payments. These loans were primarily residential mortgage and commercial real estate loans. We did not identify any of the modifications as TDRs. The unpaid principal balance of the loans modified under the CARES Act or Interagency Guidance was $73 million at Dec. 31, 2022 and $150 million at Dec. 31, 2021.

BNY Mellon 143

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

The tables below provide information about the credit profile of the loan portfolio by the period of origination.

Credit profile of the loan portfolio							Dec. 31, 2022
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2022	2021	2020	2019	2018	Prior to 2018			Total (a)
Commercial:
Investment grade	$379	$148	$—	$—	$43	$45	$963	$—	$1,578
Non-investment grade	78	6	—	—	—	—	70	—	154
Total commercial	457	154	—	—	43	45	1,033	—	1,732	$2
Commercial real estate:
Investment grade	1,265	973	407	739	204	904	183	—	4,675
Non-investment grade	431	511	145	323	93	6	20	22	1,551
Total commercial real estate	1,696	1,484	552	1,062	297	910	203	22	6,226	25
Financial institutions:
Investment grade	126	389	—	—	—	25	7,216	—	7,756
Non-investment grade	20	—	—	—	—	—	1,896	12	1,928
Total financial institutions	146	389	—	—	—	25	9,112	12	9,684	78
Wealth management loans
Investment grade	45	57	22	45	—	217	9,887	—	10,273
Non-investment grade	—	—	—	—	—	—	29	—	29
Total wealth management loans	45	57	22	45	—	217	9,916	—	10,302	49
Wealth management mortgages	1,775	1,976	918	775	485	3,012	25	—	8,966	20
Lease financings	17	—	49	11	7	573	—	—	657	—
Other residential mortgages	27	70	—	—	—	248	—	—	345	1
Capital call financing	—	—	—	—	—	—	3,438	—	3,438	17
Other loans	—	—	—	—	—	—	2,941	—	2,941	6
Margin loans	5,984	—	—	—	—	—	10,949	—	16,933	33
Total loans	$10,147	$4,130	$1,541	$1,893	$832	$5,030	$37,617	$34	$61,224	$231
(a)    Excludes overdrafts of $4,839 million. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.

144 BNY Mellon

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

Financial institutions

Financial institution exposures are high-quality, with 95% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2022. In addition, 64% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody. The exposure to financial institutions is generally short-term, with 85% expiring within one year.

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
BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portion of wealth management loan portfolio to be investment grade.

Wealth management mortgages

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Delinquency rate is a key indicator of credit quality in the wealth management portfolio. At Dec. 31, 2022, less than 1% of the mortgages were past due.

At Dec. 31, 2022, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 22%; New York – 15%; Florida – 10%; Massachusetts – 8%; and other – 45%.

Lease financings

At Dec. 31, 2022, the lease financings portfolio consisted of exposures backed by well-diversified assets, primarily real estate and large-ticket transportation equipment. The largest components of our lease residual value exposure were to aircraft and freight-related rail cars. Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $345 million at Dec. 31, 2022 and $299 million at Dec. 31, 2021. Included in this portfolio at Dec. 31, 2022 were $97 million of fixed rate jumbo mortgage loans purchased in 2022 with a weighted-average loan-to-value ratio of 70% at origination. These loans are not typically correlated to external ratings.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $16.9 billion of secured margin loans at Dec. 31, 2022, compared with $22.5 billion at Dec. 31, 2021. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $4.8 billion at Dec. 31, 2022 and $3.1 billion at Dec. 31, 2021. Overdrafts occur on a daily basis and are generally repaid within two business days.

Reverse repurchase agreements

Reverse repurchase agreements at Dec. 31, 2022 and Dec. 31, 2021 were fully secured with high-quality collateral. As a result, there was no allowance for credit losses related to these assets at Dec. 31, 2022 and Dec. 31, 2021.

Note 6–Leasing

We have operating and finance leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms up to 16 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The table below presents the consolidated balance sheet information related to operating and finance leases.

Balance sheet information	Dec. 31, 2022			Dec. 31, 2021
(dollars in millions)	Operating leases	Finance leases	Total	Operating leases	Finance leases	Total
ROU assets (a)	$1,152	$11	$1,163	$1,250	$34	$1,284
Lease liability (b)	$1,336	$—	$1,336	$1,461	$24	$1,485

Weighted average:
Remaining lease term	10.0 years	0.8 years		10.5 years	0.9 years
Discount rate (annualized)	2.68%	1.27%		2.62%	0.97%
(a)    Included in premises and equipment on the consolidated balance sheet.
(b)    Operating lease liabilities are included in other liabilities and finance lease liabilities are included in other borrowed funds, both on the consolidated balance sheet.

The table below presents the components of lease expense.

Lease expense	Year ended Dec. 31,
(in millions)	2022	2021	2020
Operating lease expense	$224	$236	$263
Variable lease expense	36	39	47
Sublease income	(33)	(33)	(35)
Finance lease expense:
Amortization of ROU assets	6	3	1
Total lease expense	$233	$245	$276

The table below presents cash flow information related to leases.

Cash flow information	Year ended Dec. 31,
(in millions)	2022	2021	2020
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$224	$260	$284
Financing cash flows from finance leases	$23	$13	$1

See Note 26 for information on non-cash operating and/or finance lease transactions.

The table below presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating leases
(in millions)
For the year ended Dec. 31,
2023	$202
2024	163
2025	155
2026	156
2027	140
2028 and thereafter	708
Total lease payments	1,524
Less: Imputed interest	188
Total	$1,336

BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

Note 7–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business segment.

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2020	$7,033	1,423	$9,040	$17,496
Acquisitions (dispositions)	87	12	(5)	94
Foreign currency translation	(58)	—	(20)	(78)
Balance at Dec. 31, 2021	$7,062	$1,435	$9,015	$17,512
Impairment losses	—	—	(680)	(680)
Dispositions	(13)	—	(434)	(447)
Foreign currency translation	(76)	(11)	(148)	(235)
Balance at Dec. 31, 2022
Goodwill	6,973	1,424	8,433	16,830
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$6,973	$1,424	$7,753	$16,150

Total goodwill decreased in 2022 compared with 2021 primarily reflecting the goodwill impairment loss recorded in the third quarter of 2022, dispositions and foreign currency translation.

Goodwill impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. BNY Mellon’s business segments include six reporting units for which goodwill impairment testing is performed. As a result of the annual goodwill impairment test conducted in the second quarter of 2022, no goodwill impairment was recognized.

Determining the fair value of a reporting unit is subject to uncertainty as it is reliant on estimates of cash flows that extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. In the future, changes in the assumptions or the discount rate could produce a material non-cash goodwill impairment.

An interim test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value.

In the third quarter 2022, due to decreases in market values and the related outlook as well as increased market interest rates, we performed an interim goodwill impairment test of the Investment Management reporting unit which had $7.0 billion of allocated goodwill. The fair value of the Investment Management reporting unit was determined to be 7% below its carrying value, resulting in a goodwill impairment charge of $680 million. This goodwill impairment represents a non-cash charge and did not affect BNY Mellon’s liquidity position, tangible common equity or regulatory capital ratios. The cash flow estimates for the Investment Management reporting unit are impacted by projections of the level and mix of assets under management, market values, operating margins and long-term growth rates.

We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Sept 30, 2022. The discount rate applied to these cash flows was 10.5% compared with the 10% discount rate used in the annual impairment test conducted in the second quarter of 2022. The increase was driven by a higher risk free rate. In the third quarter of 2022, we determined it was not necessary to perform an interim goodwill impairment test for our other reporting units.

In the fourth quarter of 2022, due to results of the third quarter 2022 interim impairment test and the macroeconomic conditions, we performed an additional interim goodwill impairment test of the Investment Management reporting unit, which had $6.0 billion of allocated goodwill after the sale of Alcentra on Nov. 1, 2022. No additional goodwill impairment was recognized.

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Intangible assets

The table below provides a breakdown of intangible assets by business segment.

Intangible assets – net carrying amount by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2020	$194	$414	$1,555	$849	$3,012
Acquisitions (dispositions)	70	—	(6)	—	64
Amortization	(32)	(21)	(29)	—	(82)
Foreign currency translation	(2)	(1)	—	—	(3)
Balance at Dec. 31, 2021	$230	$392	$1,520	$849	$2,991
Disposition	—	—	(1)	—	(1)
Amortization	(33)	(8)	(26)	—	(67)
Foreign currency translation	(4)	—	(18)	—	(22)
Balance at Dec. 31, 2022	$193	$384	$1,475	$849	$2,901

Intangible assets decreased in 2022 compared with 2021, primarily reflecting amortization and foreign currency translation.

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2022				Dec. 31, 2021
(dollars in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization: (a)
Customer contracts—Securities Services	$731	$(539)	$192	11 years	$747	$(518)	$229
Customer contracts—Market and Wealth Services	280	(267)	13	3 years	378	(356)	22
Customer relationships—Investment and Wealth Management	553	(461)	92	8 years	568	(456)	112
Other	41	(9)	32	14 years	47	(8)	39
Total subject to amortization	1,605	(1,276)	329	10 years	1,740	(1,338)	402
Not subject to amortization: (b)
Tradenames	1,290	N/A	1,290	N/A	1,294	N/A	1,294
Customer relationships	1,282	N/A	1,282	N/A	1,295	N/A	1,295
Total not subject to amortization	2,572	N/A	2,572	N/A	2,589	N/A	2,589
Total intangible assets	$4,177	$(1,276)	$2,901	N/A	$4,329	$(1,338)	$2,991
(a)    Excludes fully amortized intangible assets.
(b)    Intangible assets not subject to amortization have an indefinite life.
N/A – Not applicable.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2023	$57
2024	49
2025	43
2026	34
2027	28

Intangible asset impairment testing

Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

Note 8–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2022	2021
Corporate/bank-owned life insurance	$5,417	$5,359
Accounts receivable	4,924	4,178
Fails to deliver	2,569	1,561
Software	2,260	2,096
Prepaid pension assets	1,651	1,946
Qualified affordable housing project investments	1,298	1,153
Cash collateral receivable on derivative transactions	1,014	304
Renewable energy investments	871	1,027
Equity method investments	803	939
Prepaid expense	764	476
Other equity investments (a)	695	449
Income taxes receivable	481	538
Federal Reserve Bank stock	478	472
Fair value of hedging derivatives	319	206
Seed capital (b)	218	357
Assets of consolidated investment management funds	209	462
Other (c)	1,884	886
Total other assets	$25,855	$22,409
(a)    Includes strategic equity, private equity and other investments.
(b)    Includes investments in BNY Mellon funds which hedge deferred incentive awards.
(c)    At Dec. 31, 2022 and Dec. 31, 2021, other assets include $6 million and $7 million, respectively, of Federal Home Loan Bank stock, at cost.

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The observable price changes are recorded in investment and other revenue on the consolidated income statement. Our non-readily marketable equity securities totaled $445 million at Dec. 31, 2022 and $264 million at Dec. 31, 2021 and are included in other equity investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Adjustments on non-readily marketable equity securities				Life-to-date
(in millions)	2022	2021	2020
Upward adjustments	$125	$105	$21	$283
Downward adjustments	(8)	—	—	(12)
Net adjustments	$117	$105	$21	$271

Qualified affordable housing project investments

We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. Our total investment in qualified affordable housing projects totaled $1.3 billion at Dec. 31, 2022 and $1.2 billion at Dec. 31, 2021. Commitments to fund future investments in qualified affordable housing projects totaled $614 million at Dec. 31, 2022 and $543 million at Dec. 31, 2021 and are recorded in other liabilities on the consolidated balance sheet. A summary of the commitments to fund future investments is as follows: 2023 – $239 million; 2024 – $135 million; 2025 – $172 million; 2026 – $24 million; 2027 – $1 million; and 2028 and thereafter – $43 million.

Tax credits and other tax benefits recognized were $145 million in 2022, $148 million in 2021 and $137 million in 2020.

Amortization expense included in the provision for income taxes was $123 million in 2022, $124 million in 2021 and $113 million in 2020.

150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2022		Dec. 31, 2021
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a) (b)	$3	$—	$101	$21
Private equity investments (c)	130	53	113	61
Other	5	—	4	—
Total	$138	$53	$218	$82
(a)    Seed capital investments at Dec. 31, 2022 are generally redeemable on request. Distributions are received as the underlying investments in the funds, which have redemption notice periods of seven days, are liquidated. At Dec. 31, 2021, seed capital investments primarily include leveraged loans and structured credit funds, which are generally not redeemable. Distributions from such investments will be received as the underlying investments in the funds, which have lives of three to 11 years, are liquidated.
(b)    Includes investments in funds that relate to deferred compensation arrangements with employees.
(c)    Private equity investments primarily include Volcker Rule-compliant investments in SBICs that invest in various sectors of the economy. Private equity investments do not have redemption rights. Distributions from such investments will be received as the underlying investments in the private equity investments, which have a life of 10 years, are liquidated.

Note 9–Deposits

Time deposits in denominations of $250,000 or more totaled $1.4 billion at Dec. 31, 2022 and $549 million at Dec. 31, 2021.

At Dec. 31, 2022, the scheduled maturities of total time deposits are $1.4 billion in 2023, $143 million in 2024 and less than $1 million in 2025. No time deposits are scheduled to mature after 2025.

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

BNY Mellon 151

Notes to Consolidated Financial Statements (continued)

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

Disaggregation of contract revenue by business segment
	Year ended Dec. 31,
	2022					2021
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,890	$3,564	$99	$(65)	$8,488	$4,919	$3,284	$100	$(70)	$8,233
Investment management and performance fees	—	23	3,290	(14)	3,299	—	18	3,553	(19)	3,552
Financing-related fees	30	23	1	1	55	19	48	—	1	68
Distribution and servicing fees	4	(66)	192	—	130	5	(5)	113	(1)	112
Investment and other revenue	215	143	(245)	1	114	132	4	(35)	—	101
Total fee and other revenue – contract revenue	5,139	3,687	3,337	(77)	12,086	5,075	3,349	3,731	(89)	12,066
Fee and other revenue – not in scope of ASC 606 (a)(b)	865	185	(15)	(235)	800	743	234	118	140	1,235
Total fee and other revenue	$6,004	$3,872	$3,322	$(312)	$12,886	$5,818	$3,583	$3,849	$51	$13,301
(a)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(b)    The Investment and Wealth Management business segment is net of (loss) income attributable to noncontrolling interests related to consolidated investment management funds of $(13) million in 2022 and $12 million in 2021.

Disaggregation of contract revenue by business segment	Year ended Dec. 31, 2020
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,681	$3,262	$96	$(53)	$7,986
Investment management and performance fees	—	17	3,373	(17)	3,373
Financing-related fees	18	59	2	1	80
Distribution and servicing fees	4	(26)	137	—	115
Investment and other revenue	160	79	(148)	1	92
Total fee other revenue – contract revenue	4,863	3,391	3,460	(68)	11,646
Fee and other revenue – not in scope of ASC 606 (a)(b)	815	187	35	139	1,176
Total fee and other revenue	$5,678	$3,578	$3,495	$71	$12,822
(a)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(b)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $9 million in 2020.

152 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.6 billion at Dec. 31, 2022 and $2.5 billion at Dec. 31, 2021.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $48 million at Dec. 31, 2022 and $42 million at Dec. 31, 2021. Accrued revenues recorded as contract assets are usually billed on an annual basis.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $164 million at Dec. 31, 2022 and $163 million at Dec. 31, 2021. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2022 relating to contract liabilities as of Dec. 31, 2021 was $115 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $58 million at Dec. 31, 2022 and $64 million at Dec. 31, 2021. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate. The amortization of capitalized sales incentives, which is primarily included in staff expense on the consolidated income statement, totaled $19 million in 2022, $20 million in 2021 and $21 million in 2020.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations, and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation, and totaled $77 million at Dec. 31, 2022 and $23 million at Dec. 31, 2021. These capitalized costs are amortized on a straight-line basis over the expected contract period.

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

Note 11–Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue	Year ended Dec. 31,
(in millions)	2022	2021	2020
Interest revenue
Deposits with the Federal Reserve and other central banks	$1,019	$(77)	$50
Deposits with banks	221	48	134
Federal funds sold and securities purchased under resale agreements	1,200	120	545
Loans	1,999	958	1,142
Securities:
Taxable	2,502	1,702	2,118
Exempt from federal income taxes	35	42	28
Total securities	2,537	1,744	2,146
Trading securities	142	52	92
Total interest revenue	7,118	2,845	4,109
Interest expense
Deposits in domestic offices	980	(27)	176
Deposits in foreign offices	607	(148)	(15)
Federal funds purchased and securities sold under repurchase agreements	934	(4)	283
Trading liabilities	68	8	15
Other borrowed funds	9	8	16
Commercial paper	—	—	7
Customer payables	156	(2)	28
Long-term debt	860	392	622
Total interest expense	3,614	227	1,132
Net interest revenue	3,504	2,618	2,977
Provision for credit losses	39	(231)	336
Net interest revenue after provision for credit losses	$3,465	$2,849	$2,641

BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

Note 12–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2022	2021	2020
Current tax expense:
Federal	$190	$160	$465
Foreign	404	353	407
State and local	19	107	163
Total current tax expense	613	620	1,035
Deferred tax expense (benefit):
Federal	104	208	(145)
Foreign	(5)	22	16
State and local	56	27	(64)
Total deferred tax expense (benefit)	155	257	(193)
Provision for income taxes	$768	$877	$842

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2022	2021	2020
Domestic	$1,697	$2,965	$2,698
Foreign	1,631	1,683	1,770
Income before taxes	$3,328	$4,648	$4,468

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2022	2021
Depreciation and amortization	$2,063	$2,149
Pension obligation	374	451
Other liabilities	145	260
Renewable energy investment	205	238
Securities valuation	(31)	81
Equity investments	57	58
Leasing	(25)	(2)
Other assets	(31)	(36)
Credit losses on loans	(70)	(61)
Reserves not deducted for tax	(154)	(126)
Tax credit carryforward	(224)	—
Employee benefits	(253)	(281)
U.S. foreign tax credits	(100)	(83)
Valuation allowance	100	83
Net deferred tax liability	$2,056	$2,731

As of Dec. 31, 2022, BNY Mellon had $100 million of U.S. foreign tax credit carryforwards which will begin to expire in 2029. We believe it is more likely than not that the benefit from these foreign tax credits will not be realized. Accordingly, we have recorded a valuation allowance of $100 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2022, we had approximately $1.1 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2022 would be up to $132 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2022	2021	2020
Federal rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	1.8	2.3	1.8
Foreign operations	2.1	0.8	1.5
Tax credits	(6.1)	(4.6)	(4.1)
Tax-exempt income	(1.0)	(1.0)	(1.0)
Federal Deposit Insurance Corporation (“FDIC”) assessment	0.4	0.3	0.3
Stock compensation	(0.6)	(0.1)	—
Goodwill impairment	3.9	—	—
Divestiture of stock in subsidiary	1.0	—	—
Other – net	0.6	0.2	(0.7)
Effective tax rate	23.1%	18.9%	18.8%

Unrecognized tax positions
(in millions)	2022	2021	2020
Beginning balance at Jan. 1, – gross	$138	$119	$173
Prior period tax positions:
Increases	—	18	45
Decreases	(11)	(3)	(14)
Current period tax positions	8	9	15
Settlements	(16)	(5)	(100)
Statute expiration	(13)	—	—
Ending balance at Dec. 31, – gross	$106	$138	$119

Our total tax reserves as of Dec. 31, 2022 were $106 million compared with $138 million at Dec. 31, 2021. If these tax reserves were unnecessary, $106 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2022 is accrued interest, where applicable, of $33 million. The additional tax expense related to interest for the year ended Dec. 31, 2022 was $5 million,

154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

compared with $12 million for the year ended Dec. 31, 2021.

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by approximately $5 million as a result of adjustments related to tax years that are still subject to examination.
Our federal income tax returns are closed to examination through 2016. Our New York State and New York City income tax returns are closed to examination through 2014. Our UK income tax returns are closed to examination through 2020.

Note 13–Long-term debt

Long-term debt	Dec. 31, 2022			Dec. 31, 2021
(dollars in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.35 - 5.83%	2023 - 2033	$28,108	0.35 - 3.95%	$23,053
Floating rate	4.50 - 4.92%	2024 - 2038	1,229	0.01 - 1.26%	1,579
Subordinated debt (a)	3.00 - 3.30%	2028 - 2029	1,121	3.00 - 3.30%	1,299
Total			$30,458		$25,931
(a)Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2023 – $5.3 billion; 2024 – $4.9 billion; 2025 – $5.2 billion; 2026 – $4.0 billion; and 2027 – $1.6 billion.

Note 14–Variable interest entities

We have variable interests in variable interest entities (“VIEs”), which include investments in retail, institutional and alternative investment funds, including, through Nov. 1, 2022, CLO structures in which we provide asset management services, some of which are consolidated.

We earn management fees from these funds, as well as performance fees in certain funds, and may also provide start-up capital for new funds. The funds are primarily financed by our customers’ investments in the funds’ equity or debt.

Additionally, we invest in qualified affordable housing and renewable energy projects, which are designed to generate a return primarily through the realization of tax credits. The projects, which are structured as limited partnerships and limited liability companies, are also VIEs, but are not consolidated.

The following table presents the incremental assets and liabilities included in the consolidated balance sheet as of Dec. 31, 2022 and Dec. 31, 2021. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investment management funds
	Dec. 31,
(in millions)	2022	2021
Trading assets	$203	$443
Other assets	6	19
Total assets (a)	$209	$462
Other liabilities	$1	$3
Total liabilities (b)	$1	$3
Nonredeemable noncontrolling interests (c)	$7	$196
(a)    Includes VMEs with assets of $86 million at Dec. 31, 2022 and $187 million at Dec. 31, 2021.
(b)    Includes VMEs with liabilities of $1 million at Dec. 31, 2022 and $2 million at Dec. 31, 2021.
(c)    Includes VMEs with nonredeemable noncontrolling interests of $7 million at Dec. 31, 2022 and $43 million at Dec. 31, 2021.

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

Non-consolidated VIEs

As of Dec. 31, 2022 and Dec. 31, 2021, the following assets and liabilities related to the VIEs where we are not the primary beneficiary were included in our consolidated balance sheets and primarily related to accounting for our investments in qualified affordable housing and renewable energy projects.

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

The maximum loss exposure indicated in the following table relates solely to our investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs	Dec. 31, 2022			Dec. 31, 2021
(in millions)	Assets	Liabilities	Maximum loss exposure	Assets	Liabilities	Maximum loss exposure
Securities – Available-for-sale (a)	$—	$—	$—	$189	$—	$189
Other	2,235	614	2,850	2,385	543	2,946
(a)    Includes investments in the Company’s sponsored CLOs.

Note 15–Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2022, 808,444,600 shares of common stock were outstanding.

In July 2022, our Board of Directors approved a 9% increase in the quarterly cash dividend on common stock, from $0.34 to $0.37 per share.

Common stock repurchase program

In June 2021, in connection with the Federal Reserve’s release of the 2021 Comprehensive Capital Analysis and Review (“CCAR”) stress tests, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $6.0 billion of common shares beginning in the third quarter of 2021 and continuing through the fourth quarter of 2022.

In 2022, we repurchased 2.0 million common shares at an average price of $61.08 per common share for a total of $124 million.

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions.

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Preferred stock

The Parent has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes the Parent’s preferred stock issued and outstanding at Dec. 31, 2022 and Dec. 31, 2021.

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
	Per annum dividend rate
Series A	Greater of (i) three-month LIBOR plus 0.565% for the related distribution period; or (ii) 4.000%	5,001	5,001	$500	$500
Series D	4.50% to but excluding June 20, 2023, then a floating rate equal to the three-month LIBOR plus 2.46%	5,000	5,000	494	494
Series F	4.625% to but excluding Sept. 20, 2026, then a floating rate equal to the three-month LIBOR plus 3.131%	10,000	10,000	990	990
Series G	4.700% to but excluding Sept. 20, 2025, then a floating rate equal to the five-year treasury rate plus 4.358%	10,000	10,000	990	990
Series H	3.700% to but excluding March 20, 2026, then a floating rate equal to the five-year treasury rate plus 3.352%	5,825	5,825	577	577
Series I	3.750% to but excluding Dec. 20, 2026, then a floating rate equal to the five-year treasury rate plus 2.630%	13,000	13,000	1,287	1,287
Total		48,826	48,826	$4,838	$4,838
(a)    All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.
(b)    The carrying value of the Series D, Series F, Series G, Series H and Series I preferred stock is recorded net of issuance costs.

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

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, a 100% owned financing subsidiary of the Parent, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital Securities. The Parent’s obligations under the trust and other agreements relating to Mellon Capital IV have the effect of providing a full and unconditional guarantee, on a subordinated basis, of payments due on the Normal Preferred Capital Securities. No other subsidiary of the Parent guarantees the securities of Mellon Capital IV. All of the outstanding shares of the Series D, Series F, Series G, Series H and Series I preferred stock are held by the depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series D,

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

Series F, Series G, Series H and Series I preferred stock to the holders of record of their respective depositary shares.

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

The table below presents the Parent’s preferred dividends.

Preferred dividends
(dollars in millions, except per share amounts)	Depositary shares per share		2022		2021			2020
			Per share	Total dividend	Per share	Total dividend		Per share	Total dividend
Series A	100	(a)	$4,088.49	$20	$4,044.44	$20		$4,055.55	$20
Series C	4,000		N/A	N/A	N/A	N/A		5,200.00	46	(b)
Series D	100		4,500.00	23	4,500.00	23		4,500.00	22
Series E	100		N/A	N/A	3,630.34	47	(c)	4,359.63	44
Series F	100		4,625.00	46	4,625.00	46		4,625.00	46
Series G	100		4,700.00	47	4,700.00	47		1,579.72	16
Series H	100		3,700.00	22	4,183.06	24		N/A	N/A
Series I	100		4,083.33	53	N/A	N/A		N/A	N/A
Total				$211		$207			$194
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

Temporary equity

Temporary equity was $109 million at Dec. 31, 2022 and $161 million at Dec. 31, 2021. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

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

158 BNY Mellon

Notes to Consolidated Financial Statements (continued)

2022 and Dec. 31, 2021, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2022	2021
Consolidated regulatory capital ratios:
Common Equity Tier 1 (“CET1”) ratio	11.2%	11.2%
Tier 1 capital ratio	14.1	14.0
Total capital ratio	14.9	14.9
Tier 1 leverage ratio	5.8	5.5
Supplementary leverage ratio (“SLR”) (b)	6.8	6.6

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	15.6%	16.5%
Tier 1 capital ratio	15.6	16.5
Total capital ratio	15.7	16.5
Tier 1 leverage ratio	6.2	6.0
SLR (b)	7.7	7.6
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

The following table presents our capital components and risk-weighted assets determined under the Standardized and Advanced Approaches, the average assets used for leverage capital purposes and leverage exposure used for SLR purposes.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2022	2021
CET1:
Common shareholders’ equity	$35,896	$38,196
Adjustments for:
Goodwill and intangible assets (a)	(17,210)	(18,649)
Net pension fund assets	(317)	(400)
Embedded goodwill	(279)	(300)
Deferred tax assets	(56)	(55)
Other	(2)	(46)
Total CET1	18,032	18,746
Other Tier 1 capital:
Preferred stock	4,838	4,838
Other	(14)	(99)
Total Tier 1 capital	$22,856	$23,485

Tier 2 capital:
Subordinated debt	$1,248	$1,248
Allowance for credit losses	291	250
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,528	1,487
Excess of expected credit losses	50	—
Less: Allowance for credit losses	291	250
Total Tier 2 capital – Advanced Approaches	$1,287	$1,237

Total capital:
Standardized Approach	$24,384	$24,972
Advanced Approaches	$24,143	$24,722

Risk-weighted assets:
Standardized Approach	$159,096	$167,608
Advanced Approaches:
Credit Risk	$90,243	$98,310
Market Risk	2,979	3,069
Operational Risk	68,450	63,688
Total Advanced Approaches	$161,672	$165,067

Average assets for Tier 1 leverage ratio	$396,643	$430,102
Total leverage exposure for SLR	$336,049	$354,033
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2022
(in millions)	Consolidated	(a)	The Bank of New York Mellon
CET1	$4,290		$11,175	(a)
Tier 1 capital	6,689		9,236	(a)
Total capital	4,742		6,751	(a)
Tier 1 leverage ratio	6,990		4,033	(b)
SLR	6,054		4,442	(b)
(a)    Based on minimum required standards, with applicable buffers.
(b)    Based on well capitalized standards.

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

Note 16–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2022			2021			2020
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$(455)	$(148)	$(603)	$(313)	$(63)	$(376)	$441	$67	$508
Total foreign currency translation	(455)	(148)	(603)	(313)	(63)	(376)	441	67	508
Unrealized (loss) gain on assets available-for-sale:
Unrealized (loss) gain arising during the period	(4,292)	1,047	(3,245)	(1,515)	368	(1,147)	1,573	(371)	1,202
Reclassification adjustment (b)	443	(105)	338	(5)	1	(4)	(33)	8	(25)
Net unrealized (loss) gain on assets available-for-sale	(3,849)	942	(2,907)	(1,520)	369	(1,151)	1,540	(363)	1,177
Defined benefit plans:
Net (loss) gain arising during the period	(400)	94	(306)	296	(77)	219	(138)	31	(107)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	68	(12)	56	113	(25)	88	95	(18)	77
Total defined benefit plans	(332)	82	(250)	409	(102)	307	(43)	13	(30)
Unrealized (loss) gain on cash flow hedges:
Unrealized hedge (loss) gain arising during the period	(16)	4	(12)	3	—	3	5	(1)	4
Reclassification of net (gain) loss to net income:
Foreign exchange (“FX”) contracts – staff expense	9	(2)	7	(12)	3	(9)	1	—	1
FX contracts – investment and other revenue	(1)	—	(1)	—	—	—	—	—	—
Total reclassifications to net income	8	(2)	6	(12)	3	(9)	1	—	1
Net unrealized (loss) gain on cash flow hedges	(8)	2	(6)	(9)	3	(6)	6	(1)	5
Total other comprehensive (loss) income	$(4,644)	$878	$(3,766)	$(1,433)	$207	$(1,226)	$1,944	$(284)	$1,660
(a)    Includes the impact of hedges of net investments in foreign subsidiaries. See Note 23 for additional information.
(b)    The reclassification adjustment related to the unrealized gain (loss) on assets available-for-sale is recorded as net securities gains (losses) in investment and other revenue on the consolidated income statement. The amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost is recorded as other expense on the consolidated income statement.

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive income (loss), net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2019 ending balance	$(1,652)	$(1,275)	$(49)	$336	$2	$(2,638)
Impact of adopting ASU 2016-03, Financial Instruments – Credit Losses	—	—	—	(5)	—	(5)
Adjusted balance at Jan. 1, 2020	(1,652)	(1,275)	(49)	331	2	(2,643)
Change in 2020	506	(24)	(6)	1,177	5	1,658
2020 ending balance	(1,146)	(1,299)	(55)	1,508	7	(985)
Change in 2021	(378)	283	24	(1,151)	(6)	(1,228)
2021 ending balance	(1,524)	(1,016)	(31)	357	1	(2,213)
Change in 2022	(590)	(240)	(10)	(2,907)	(6)	(3,753)
2022 ending balance	$(2,114)	$(1,256)	$(41)	$(2,550)	$(5)	$(5,966)

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 17–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards, including options, to employees and directors of BNY Mellon. At Dec. 31, 2022, under the Long-Term Incentive Plan approved in April 2019, we may issue 17,569,917 new stock-based awards, all of which may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $72 million in 2022, $64 million in 2021 and $43 million in 2020.

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

The fair value of restricted stock and RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for restricted stock and RSUs was $293 million in 2022, $260 million in 2021 and $188 million in 2020. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $69 million in 2022, $62 million in 2021 and $45 million in 2020.

BNY Mellon’s Executive Committee members were granted a target award of 513,101 performance share units (“PSUs”) in 2022, 648,973 in 2021 and 402,486 in 2020. The 2022 and 2021 Executive Committee PSUs will vest based on two separate and distinct measurements, a performance condition and a market condition split 70% based on return on tangible common shareholders’ equity (“ROTCE”) and 30% on Total Shareholder Return (“TSR”). The TSR portion was valued using a Monte Carlo simulation method, while the ROTCE portion was measured based on the fair market value on the date of grant. Each condition only impacts its applicable portion (70%/30%) of the total PSU award. The performance and market conditions are measured after three years to determine the final percentage of the total PSUs to vest. The final total amount of vested PSUs will be the sum of the two separate and distinct performance and market-based portions of the PSU awards, but will be capped at 150% of the total PSUs awarded. The ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and the ROTCE portion is marked-to-market to earnings as a result of this discretion.

The 2020 PSU awards cliff vest in three years with the number of shares that vest determined based on a payout table that references performance conditions related to average revenue growth and average operating margin, both as adjusted and subject to Human Resources and Compensation Committee discretion. These awards are classified as equity and marked-to-market to earnings as a result of this discretion.

The following table summarizes our non-vested PSU, restricted stock and RSU activity for 2022.

Non-vested PSU, restricted stock and RSU activity	Number of shares (a)	Weighted-average fair value at grant date
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2021	14,681,987	$45.55
Granted	6,781,743	58.75
Vested	(5,481,015)	47.73
Forfeited	(896,580)	50.76
Non-vested PSUs, restricted stock and RSUs at Dec. 31, 2022	15,086,135	$50.38
(a)    Includes dividend shares earned on the Executive Committee PSUs and Board of Director’s stock awards.

As of Dec. 31, 2022, $326 million of total unrecognized compensation costs related to non-vested PSUs, restricted stock and RSUs is expected to be recognized over a weighted-average period of 2.4 years.

The total fair value of restricted stock, RSUs and PSUs that vested was $264 million in 2022, $240 million in 2021 and $263 million in 2020. The actual excess tax benefit (expense) realized for the tax deductions from shares vested totaled $16 million in 2022, $(8) million in 2021 and $(4) million in 2020.

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

The tax impacts were recognized in the provision for income taxes.

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

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. No stock options were granted in 2022, 2021 and 2020. No stock options were outstanding at Dec. 31, 2022.

A summary of the status of our options as of Dec. 31, 2022, and changes during the year, is presented below:

Stock option activity	Shares subject to option	Weighted-average exercise price	Weighted-average remaining contractual term (in years)
Balance at Dec. 31, 2021	407,905	$22.03	0.1
Granted	—	—
Exercised	(397,291)	22.03
Canceled/Expired	(10,614)	22.03
Balance at Dec. 31, 2022 (a)	—	$—	0.0
(a)At Dec. 31, 2021 and Dec. 31, 2020, 407,905 and 2,335,238 options were exercisable at a weighted-average price per common share of $22.03 and $23.99, respectively.

Aggregate intrinsic value of options	Dec. 31,
(in millions)	2022	2021	2020
Outstanding	$—	$15	$43
Exercisable	$—	$15	$43

The total intrinsic value of options exercised was $15 million in 2022, $48 million in 2021 and $21 million in 2020.

Cash received from option exercises totaled $9 million in 2022, $50 million in 2021 and $46 million in 2020. The actual excess tax benefit realized for the tax deductions from options exercised totaled $3 million in 2022, $8 million in 2021 and $2 million in 2020. The tax benefits were recognized in the provision for income taxes.

Note 18–Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 8,100 U.S. employees and approximately 15,700 non-U.S. employees.

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

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollars in millions)	2022	2021	2022	2021	2022	2021	2022	2021
Weighted-average assumptions used to determine benefit obligations
Discount rate	5.61%	3.03%	4.62%	2.11%	5.61%	3.03%	4.75%	2.15%
Rate of compensation increase	N/A	N/A	3.72	3.43	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(4,747)	$(5,030)	$(1,456)	$(1,614)	$(134)	$(156)	$(3)	$(4)
Service cost	—	—	(11)	(14)	(1)	(1)	—	—
Interest cost	(140)	(137)	(28)	(25)	(4)	(4)	—	—
Actuarial gain	1,105	164	554	112	35	17	1	—
Benefits paid	255	256	30	50	9	10	—	—
Foreign exchange adjustment	N/A	N/A	143	35	N/A	N/A	—	1
Benefit obligation at end of period	(3,527)	(4,747)	(768)	(1,456)	(95)	(134)	(2)	(3)
Change in fair value of plan assets
Fair value at beginning of period	6,129	6,132	1,807	1,786	144	127	—	—
Actual return on plan assets	(1,082)	238	(631)	89	(28)	17	—	—
Employer contributions	14	15	10	12	9	10	—	—
Benefit payments	(255)	(256)	(30)	(50)	(9)	(10)	—	—
Foreign exchange adjustment	N/A	N/A	(181)	(30)	N/A	N/A	—	—
Fair value at end of period	4,806	6,129	975	1,807	116	144	—	—
Funded status at end of period	$1,279	$1,382	$207	$351	$21	$10	$(2)	$(3)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss	$1,645	$1,425	$109	$3	$41	$44	$(2)	$(1)
Prior service cost (credit)	—	—	4	1	(13)	(20)	—	—
Total loss (before tax effects)	$1,645	$1,425	$113	$4	$28	$24	$(2)	$(1)
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

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 5.61% as of Dec. 31, 2022.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial gains on the benefit obligation for the domestic and foreign pension plans in 2022 and 2021 are primarily attributable to increases in discount rates.

BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollars in millions)	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,924	$5,710	$5,437	$1,627	$1,586	$1,415	$133	$123	$116	N/A	N/A	N/A
Discount rate	3.03%	2.80%	3.45%	2.11%	1.59%	2.02%	3.03%	2.80%	3.45%	2.15%	1.65%	2.10%
Expected rate of return on plan assets	5.375	5.375	6.00	2.40	2.17	2.85	5.375	5.375	6.00	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	3.43	3.12	3.19	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost:
Service cost	$—	$—	$—	$11	$14	$12	$1	$1	$1	$—	$—	$—
Interest cost	140	137	156	28	25	27	4	4	5	—	—	—
Expected return on assets	(312)	(300)	(319)	(35)	(34)	(39)	(7)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	—	—	1	—	(7)	(6)	(7)	—	—	—
Net actuarial loss	69	98	87	3	13	11	3	6	4	—	—	—
Settlement loss	—	—	—	—	1	—	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(103)	$(65)	$(76)	$7	$20	$11	$(6)	$(2)	$(4)	$—	$—	$—
N/A – Not applicable.

Changes in other comprehensive (income) loss in 2022	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$289	$112	$—	$(1)
Recognition of prior years’ net (loss)	(69)	(3)	(3)	—
Recognition of prior years’ service credit	—	—	7	—
Total recognized in other comprehensive loss (income) (before tax effects)	$220	$109	$4	$(1)

	Domestic		Foreign
(in millions)	2022	2021	2022	2021
Pension benefits:
Prepaid benefit cost	$1,399	$1,535	$252	$411
Accrued benefit cost	(120)	(153)	(45)	(60)
Total pension benefits	$1,279	$1,382	$207	$351
Healthcare benefits:
Accrued benefit cost	$21	$10	$(2)	$(3)
Total healthcare benefits	$21	$10	$(2)	$(3)

The accumulated benefit obligation for all defined benefit plans was $4.3 billion at Dec. 31, 2022 and $6.2 billion at Dec. 31, 2021.

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(in millions)	2022	2021	2022	2021	2022	2021	2022	2021
Projected benefit obligation	$120	$153	$64	$100	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	19	39	N/A	N/A	N/A	N/A
Accumulated benefit obligation	120	153	50	82	$62	$87	$2	$3
Fair value of plan assets	—	—	18	39	—	—	—	—
N/A – Not applicable.

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2023 is 6.85%, decreasing to 3.94% in 2076 for pre-Medicare costs and 6.50% decreasing to 3.94% in 2076 for Medicare costs. The initial trend rate assumption represents an estimate of short term cost increases based on recent health care marketplace experience, and taking into consideration the cost characteristics of plans available to retirees. Annual increases in national health expenditures have exceeded the general growth in GDP for many years. However, there are practical limitations to how long these trends can continue. It is unrealistic to assume that health care expenditures will be allowed to consume the majority of the economy. Therefore, over the long term we expect that health care costs will be constrained by the public’s ability and willingness to pay the higher cost of health care coverage. This assumption implies that the ultimate trend rate should be related to the expected long-term growth in the economy. Therefore, we assume the ultimate rate to be comprised of real growth in per capita GDP, long-term growth attributable to technology innovations, and the assumed long-term inflation rate. The initial trend is assumed to decrease to this ultimate rate over time. These long-range trend impacts were developed using the Getzen Model of Long-Run Medical Cost Trends.

The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2023	$267	$42
	2024	269	42
	2025	267	44
	2026	267	45
	2027	265	48
	2028-2032	1,290	276
Total pension benefits		$2,625	$497
Healthcare benefits:
Year	2023	$9	$—
	2024	9	—
	2025	9	—
	2026	8	—
	2027	8	—
	2028-2032	35	1
Total healthcare benefits		$78	$1
Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2023 of $19 million for the domestic plans and $7 million for the foreign plans.

We expect to make cash contributions to fund our post-retirement healthcare plans in 2023 of $9 million for the domestic plans and less than $1 million for the foreign plans.

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

BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

Our pension assets were invested as follows:

Asset allocations	Domestic		Foreign
	2022	2021	2022	2021
Fixed income	60%	60%	74%	82%
Equities	36	37	12	8
Alternative investments	3	2	12	9
Cash	1	1	2	1
Total pension assets	100%	100%	100%	100%

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2022 and Dec. 31, 2021. Assets of the U.S. postretirement healthcare plan are invested in an insurance contract.

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

Common and preferred stock and exchange-traded funds

These investments include equities and are valued at the closing price reported in the active market in which the individual securities are traded, if available. Common and preferred stock and exchange-traded funds are included in Level 1 of the valuation hierarchy.

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

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

and partnership interests is based on the pension plan’s ownership percentage of the fair value of the underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2022 and Dec. 31, 2021, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$897	$—	$—	$897
Non-U.S. equity	351	—	—	351
Collective trust funds:
U.S. equity	—	169	—	169
Commingled	—	493	—	493
Fixed income:
U.S. corporate bonds	—	2,333	—	2,333
U.S. Treasury securities	214	—	—	214
State and political subdivisions	—	88	—	88
Sovereign government obligations	6	26	—	32
U.S. government agencies	—	21	—	21
Supranational	—	12	—	12
Other	—	28	—	28
Exchange-traded funds	8	—	—	8
Total domestic plan assets in the fair value hierarchy	$1,476	$3,170	$—	$4,646
Other assets measured at NAV:
Funds of funds				154
Venture capital and partnership interests				6
Total domestic plan assets, at fair value				$4,806

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$611	$—	$611
Equity funds	—	117	—	117
Sovereign/government obligation funds	—	111	—	111
Cash and currency	16	—	—	16
Total foreign plan assets in the fair value hierarchy	$16	$839	$—	$855
Other assets measured at NAV				120
Total foreign plan assets, at fair value				$975

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$1,115	$—	$—	$1,115
Non-U.S. equity	213	—	—	213
Collective trust funds:
U.S. equity	—	615	—	615
Commingled	—	588	—	588
Fixed income:
U.S. corporate bonds	—	2,863	—	2,863
U.S. Treasury securities	342	—	—	342
State and political subdivisions	—	115	—	115
Sovereign government obligations	6	46	—	52
U.S. government agencies	—	39	—	39
Supranational	—	12	—	12
Other	—	18	—	18
Total domestic plan assets in the fair value hierarchy	$1,676	$4,296	$—	$5,972
Other assets measured at NAV:
Funds of funds				150
Venture capital and partnership interests				7
Total domestic plan assets, at fair value				$6,129

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$1,325	$—	$1,325
Sovereign/government obligation funds	—	147	—	147
Equity funds	—	154	—	154
Cash and currency	18	—	—	18
Total foreign plan assets in the fair value hierarchy	$18	$1,626	$—	$1,644
Other assets measured at NAV				163
Total foreign plan assets, at fair value				$1,807

Other assets measured at NAV per share, as a practical expedient

Certain pension and post-retirement plan assets are invested in funds of funds, venture capital and partnership interests and other contracts valued using NAV, as a practical expedient. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.
BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

Assets valued using NAV at Dec. 31, 2022
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$154	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	91	—	N/A	N/A
Other contracts (c)	35	—	N/A	N/A
Total	$280	$—

Assets valued using NAV at Dec. 31, 2021
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$150	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	128	—	N/A	N/A
Other contracts (c)	42	—	N/A	N/A
Total	$320	$—
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

Under The Bank of New York Mellon Corporation 401(k) Savings Plan for 2022 and 2021, the Company matched 100% of participant contributions up to 7% of an employee’s eligible base pay with a monetary limit of $16,000 per participant. In addition, an annual non-elective contribution of $750 was made in 2022 and 2021 to each participant with eligible base pay of less than $100,000 a year and who are credited with at least one year of service. In 2020, the Company matched 100% of the first 4% of an employee’s eligible base pay plus 50% of the next 2% of eligible base pay contributed by the participant for a maximum matching contribution of 5%, subject to statutory limits. In addition, annual non-elective contributions equal to 2% of eligible base pay was made to participants in 2020.

At Dec. 31, 2022 and Dec. 31, 2021, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 9.2 million and 9.5 million shares of our common stock, respectively. The fair value of total assets was $7.8 billion at Dec. 31, 2022 and $9.4 billion at Dec. 31, 2021. We recorded expenses of $276 million in 2022, $258 million in 2021 and $249 million in 2020, primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2022 and Dec. 31, 2021, the ESOP owned 3.7 million and 4.0 million shares of our common stock, respectively. The fair value of total ESOP assets was $171 million at Dec. 31, 2022 and $236 million at Dec. 31, 2021. The Company is not permitted to make contributions to the ESOP.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary to (i) make all fiduciary decisions related to the continued prudence of offering the common stock of BNY Mellon or its affiliates as an investment option under the plans, other than plan sponsor decisions, and (ii) select and monitor any actively or passively managed investments that are managed by BNY Mellon or its affiliates to be offered to participants as investment options under the plans, excluding self-directed accounts.

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

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The payment of dividends also is limited by minimum capital requirements and buffers imposed on banks. As of Dec. 31, 2022, our bank subsidiaries exceeded these requirements.

Subsequent to Dec. 31, 2022, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $3.4 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2022, non-bank subsidiaries of the Parent had liquid assets of approximately $4.4 billion.

The bank subsidiaries declared dividends of $1.0 billion in 2022, $2.5 billion in 2021 and $1.5 billion in 2020. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

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

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

York Mellon, the Parent, as the banks’ stockholder, could be required to pay such deficiency.

The Parent guarantees the uncommitted lines of credit of Pershing LLC and Pershing Limited subsidiaries. The Parent guarantees described above are full and unconditional and contain the standard provisions relating to parent guarantees of subsidiary debt. Additionally, the Parent guarantees or indemnifies obligations of its consolidated subsidiaries as needed. Generally, there are no stated notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. As a result, we are unable to develop an estimate of the maximum payout under these indemnifications. However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications.

Financial data for the Parent for 2020 includes Mellon Funding Corporation for financial reporting purposes because of the limited function of this entity and the unconditional guarantee by BNY Mellon of its obligations.

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2022	2021	2020
Dividends from bank subsidiaries	$1,006	$2,490	$1,485
Dividends from nonbank subsidiaries	880	1,106	1,199
Interest revenue from bank subsidiaries	25	—	—
Interest revenue from nonbank subsidiaries	37	30	53
Other revenue	57	56	50
Total revenue	2,005	3,682	2,787
Interest expense (including $10, $6 and $30, to subsidiaries, respectively)	853	339	520
Other expense	433	153	168
Total expense	1,286	492	688
Income before income taxes and equity in undistributed net income of subsidiaries	719	3,190	2,099
(Benefit) for income taxes	(190)	(92)	(289)
Equity in undistributed net income:
Bank subsidiaries	1,696	282	1,278
Nonbank subsidiaries	(32)	195	(49)
Net income	2,573	3,759	3,617
Preferred stock dividends and redemption charge	(211)	(207)	(194)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$2,362	$3,552	$3,423

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2022	2021
Assets:
Cash and due from banks	$376	$356
Securities	1	4
Investment in and advances to subsidiaries and associated companies:
Banks	33,795	34,721
Other	38,119	37,748
Subtotal	71,914	72,469
Corporate-owned life insurance	793	786
Other assets	610	623
Total assets	$73,694	$74,238
Liabilities:
Deferred compensation	$372	$435
Affiliate borrowings	914	3,585
Other liabilities	1,995	1,283
Long-term debt	29,679	25,901
Total liabilities	32,960	31,204
Shareholders’ equity	40,734	43,034
Total liabilities and shareholders’ equity	$73,694	$74,238

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2022	2021	2020
Operating activities:
Net income	$2,573	$3,759	$3,617
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net (income) of subsidiaries	(1,664)	(477)	(1,229)
Change in accrued interest receivable	(8)	75	(17)
Change in accrued interest payable	78	(15)	(26)
Change in taxes payable (a)	(3)	(142)	(281)
Other, net	221	(260)	368
Net cash provided by operating activities	1,197	2,940	2,432
Investing activities:
Acquisitions of, investments in, and advances to subsidiaries (b)	(1,962)	870	(1,442)
Net cash (used for) provided by investing activities	(1,962)	870	(1,442)
Financing activities:
Proceeds from issuance of long-term debt	9,179	5,186	2,993
Repayments of long-term debt	(4,000)	(4,250)	(3,950)
Change in advances from subsidiaries	(2,917)	820	1,195
Issuance of common stock	23	63	58
Issuance of preferred stock	—	1,287	1,567
Treasury stock acquired	(124)	(4,567)	(989)
Redemption of preferred stock	—	(1,000)	(583)
Cash dividends paid	(1,376)	(1,323)	(1,296)
Net cash provided by (used for) financing activities	785	(3,784)	(1,005)
Change in cash and due from banks	20	26	(15)
Cash and due from banks at beginning of year	356	330	345
Cash and due from banks at end of year	$376	$356	$330
Supplemental disclosures
Interest paid	$774	$354	$546
Income taxes paid	—	—	3
Income taxes refunded	—	1	—
(a)    Includes payments received from subsidiaries for taxes of $70 million in 2022, $21 million in 2021 and $736 million in 2020.
(b)    Includes $2,778 million of cash outflows, net of $816 million of cash inflows in 2022, $10 million of cash outflows, net of $880 million of cash inflows in 2021 and $3,715 million of cash outflows, net of $2,273 million of cash inflows in 2020.

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

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

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

If quoted market prices are not available, fair values are primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include RMBS, MBS, certain sovereign debt, foreign covered bonds and CLOs.

Specifically, the pricing sources obtain recent transactions for similar types of securities (e.g., vintage, position in the securitization structure) and ascertain variables such as discount rate and speed of prepayment for the types of transaction and apply such variables to similar types of bonds. We view these as observable transactions in the current marketplace and classify such securities as Level 2. Pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good-faith opinion on price.

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

At Dec. 31, 2022, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 4.

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2022, we have no instruments included in Level 3 of the valuation hierarchy.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly structured products, where correlation risk is unobservable. As of Dec. 31, 2022, we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 23.
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

The following tables present the financial instruments carried at fair value at Dec. 31, 2022 and Dec. 31, 2021, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

Assets measured at fair value on a recurring basis at Dec. 31, 2022					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Available-for-sale securities:
U.S. Treasury	$29,533	$—	$—	$—	$29,533
Sovereign debt/sovereign guaranteed	4,237	6,127	—	—	10,364
Agency RMBS	—	8,957	—	—	8,957
Agency commercial MBS	—	8,060	—	—	8,060
Supranational	—	7,734	—	—	7,734
Foreign covered bonds	—	5,758	—	—	5,758
CLOs	—	5,343	—	—	5,343
Non-agency commercial MBS	—	2,977	—	—	2,977
U.S. government agencies	—	2,294	—	—	2,294
Foreign government agencies	—	2,241	—	—	2,241
Non-agency RMBS	—	2,029	—	—	2,029
Other ABS	—	1,319	—	—	1,319
State and political subdivisions	—	12	—	—	12
Other debt securities	—	1	—	—	1
Total available-for-sale securities	33,770	52,852	—	—	86,622
Trading assets:
Debt instruments	1,590	1,901	—	—	3,491
Equity instruments	3,791	—	—	—	3,791
Derivative assets not designated as hedging:
Interest rate	10	1,287	—	(986)	311
Foreign exchange	—	9,433	—	(7,215)	2,218
Equity and other contracts	4	98	—	(5)	97
Total derivative assets not designated as hedging	14	10,818	—	(8,206)	2,626
Total trading assets	5,395	12,719	—	(8,206)	9,908
Other assets:
Derivative assets designated as hedging:
Interest rate	—	205	—	—	205
Foreign exchange	—	114	—	—	114
Total derivative assets designated as hedging	—	319	—	—	319
Other assets (b)	294	220	—	—	514
Total other assets	294	539	—	—	833
Assets measured at NAV (b)					138
Total assets	$39,459	$66,110	$—	$(8,206)	$97,501
Percentage of total assets prior to netting	37%	63%	—%

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Liabilities measured at fair value on a recurring basis at Dec. 31, 2022					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Trading liabilities:
Debt instruments	$2,373	$101	$—	$—	$2,474
Equity instruments	97	—	—	—	97
Derivative liabilities not designated as hedging:
Interest rate	6	1,578	—	(798)	786
Foreign exchange	—	9,456	—	(7,444)	2,012
Equity and other contracts	—	17	—	(1)	16
Total derivative liabilities not designated as hedging	6	11,051	—	(8,243)	2,814
Total trading liabilities	2,476	11,152	—	(8,243)	5,385
Other liabilities
Derivative liabilities designated as hedging:
Interest rate	—	—	—	—	—
Foreign exchange	—	220	—	—	220
Total derivative liabilities designated as hedging	—	220	—	—	220
Other liabilities	—	1	—	—	1
Total other liabilities	—	221	—	—	221
Total liabilities	$2,476	$11,373	$—	$(8,243)	$5,606
Percentage of total liabilities prior to netting	18%	82%	—%
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
Assets:
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

Liabilities:
Trading liabilities:
Debt instruments	$2,452	$46	$—	$—	$2,498
Equity instruments	40	—	—	—	40
Derivative liabilities not designated as hedging:
Interest rate	1	2,834	—	(2,028)	807
Foreign exchange	—	6,215	—	(4,111)	2,104
Equity and other contracts	5	211	—	(196)	20
Total derivative liabilities not designated as hedging	6	9,260	—	(6,335)	2,931
Total trading liabilities	2,498	9,306	—	(6,335)	5,469
Other liabilities:
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
(b)    Includes seed capital, private equity investments and other assets.

176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2022						Dec. 31, 2021
	Total carrying value (b)	Ratings (a)					Total carrying value (b)	Ratings (a)
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
(dollars in millions)
Non-agency RMBS, originated in:
2008-2022	$1,728	100%	—%	—%	—%	—%	$2,190	100%	—%	—%	—%	—%
2007	54	—	6	—	40	54	114	—	4	—	39	57
2006	88	—	35	—	40	25	181	—	24	—	33	43
2005	89	7	—	1	40	52	167	3	5	1	37	54
2004 and earlier	70	12	9	3	60	16	96	16	10	5	57	12
Total non-agency RMBS	$2,029	86%	2%	—%	7%	5%	$2,748	81%	2%	—%	8%	9%
Non-agency commercial MBS originated in:
2009-2022	$2,977	100%	—%	—%	—%	—%	$3,125	100%	—%	—%	—%	—%
Foreign covered bonds:
Canada	$2,384	100%	—%	—%	—%	—%	$2,332	100%	—%	—%	—%	—%
UK	1,215	100	—	—	—	—	1,141	100	—	—	—	—
Australia	696	100	—	—	—	—	762	100	—	—	—	—
Germany	542	100	—	—	—	—	638	100	—	—	—	—
Norway	377	100	—	—	—	—	457	100	—	—	—	—
Other	544	100	—	—	—	—	908	100	—	—	—	—
Total foreign covered bonds	$5,758	100%	—%	—%	—%	—%	$6,238	100%	—%	—%	—%	—%
Sovereign debt/sovereign guaranteed:
Germany	$3,103	100%	—%	—%	—%	—%	$3,585	100%	—%	—%	—%	—%
UK	2,225	100	—	—	—	—	1,969	100	—	—	—	—
France	1,665	100	—	—	—	—	1,921	100	—	—	—	—
Singapore	797	100	—	—	—	—	1,018	100	—	—	—	—
Canada	702	100	—	—	—	—	630	100	—	—	—	—
Japan	475	—	100	—	—	—	363	—	100	—	—	—
Italy	390	—	—	100	—	—	1,382	—	—	100	—	—
Hong Kong	273	100	—	—	—	—	531	100	—	—	—	—
Spain	214	—	40	60	—	—	782	—	8	92	—	—
Other (c)	520	70	6	—	24	—	1,198	71	19	—	10	—
Total sovereign debt/sovereign guaranteed	$10,364	88%	6%	5%	1%	—%	$13,379	78%	5%	16%	1%	—%
Foreign government agencies:
Canada	$652	83%	17%	—%	—%	—%	$566	78%	22%	—%	—%	—%
Norway	427	100	—	—	—	—	269	100	—	—	—	—
Netherlands	363	100	—	—	—	—	765	100	—	—	—	—
Sweden	260	100	—	—	—	—	252	100	—	—	—	—
France	240	100	—	—	—	—	301	100	—	—	—	—
Other	299	100	—	—	—	—	533	82	18	—	—	—
Total foreign government agencies	$2,241	95%	5%	—%	—%	—%	$2,686	92%	8%	—%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    At Dec. 31, 2022 and Dec. 31, 2021, sovereign debt/sovereign guaranteed securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(c)    Includes non-investment grade sovereign debt/sovereign guaranteed securities related to Brazil of $123 million at Dec. 31, 2022 and $119 million at Dec. 31, 2021.
BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to the fair value of our assets, liabilities and unfunded lending-related commitments, although they are not measured at fair value on an ongoing basis. The following table presents the carrying value as of Dec. 31, 2022 and Dec. 31, 2021 of financial instruments for which nonrecurring adjustments to fair value have been recorded during 2022 and/or 2021 and all non-readily marketable equity securities carried at cost with upward or downward adjustments by balance sheet caption and level in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2022				Dec. 31, 2021
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$33	$—	$33	$—	$42	$—	$42
Other assets (b)	—	448	—	448	—	265	—	265
Total assets at fair value on a nonrecurring basis	$—	$481	$—	$481	$—	$307	$—	$307
(a)    The fair value of these loans was unchanged in 2022 and decreased less than $1 million in 2021, based on the fair value of the underlying collateral, as required by guidance in ASC 326, Financial Instruments – Credit Losses, with an offset to the allowance for credit losses.
(b)    Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2022 and Dec. 31, 2021, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$91,655	$—	$91,655	$91,655
Interest-bearing deposits with banks	—	17,167	—	17,167	17,169
Federal funds sold and securities purchased under resale agreements	—	24,298	—	24,298	24,298
Securities held-to-maturity	10,948	39,044	—	49,992	56,194
Loans (a)	—	64,668	—	64,668	65,230
Other financial assets	5,030	1,817	—	6,847	6,847
Total	$15,978	$238,649	$—	$254,627	$261,393
Liabilities:
Noninterest-bearing deposits	$—	$78,017	$—	$78,017	$78,017
Interest-bearing deposits	—	196,258	—	196,258	200,953
Federal funds purchased and securities sold under repurchase agreements	—	12,335	—	12,335	12,335
Payables to customers and broker-dealers	—	23,435	—	23,435	23,435
Borrowings	—	911	—	911	911
Long-term debt	—	28,977	—	28,977	30,458
Total	$—	$339,933	$—	$339,933	$346,109
(a)    Does not include the leasing portfolio.

178 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Summary of financial instruments	Dec. 31, 2021
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$102,467	$—	$102,467	$102,467
Interest-bearing deposits with banks	—	16,636	—	16,636	16,630
Federal funds sold and securities purchased under resale agreements	—	29,607	—	29,607	29,607
Securities held-to-maturity	12,488	44,287	—	56,775	56,866
Loans (a)	—	67,026	—	67,026	66,860
Other financial assets	6,061	1,239	—	7,300	7,300
Total	$18,549	$261,262	$—	$279,811	$279,730
Liabilities:
Noninterest-bearing deposits	$—	$93,695	$—	$93,695	$93,695
Interest-bearing deposits	—	224,665	—	224,665	225,999
Federal funds purchased and securities sold under repurchase agreements	—	11,566	—	11,566	11,566
Payables to customers and broker-dealers	—	25,150	—	25,150	25,150
Borrowings	—	956	—	956	956
Long-term debt	—	26,701	—	26,701	25,931
Total	$—	$382,733	$—	$382,733	$383,297
(a)    Does not include the leasing portfolio.

Note 21–Fair value option

We elected fair value as an alternative measurement for selected financial assets and liabilities that are not otherwise required to be measured at fair value, including the assets and liabilities of consolidated investment management funds and subordinated notes associated with certain equity investments.

The following table presents the assets and liabilities of consolidated investment management funds, at fair value.

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2022	2021
Assets of consolidated investment management funds:
Trading assets	$203	$443
Other assets	6	19
Total assets of consolidated investment management funds	$209	$462
Liabilities of consolidated investment management funds:
Other liabilities	$1	$3
Total liabilities of consolidated investment management funds	$1	$3

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

We elected the fair value option on subordinated notes associated with certain equity investments. The fair value of these subordinated notes was $10 million at Dec. 31, 2022 and $15 million at Dec. 31, 2021, and are included in other assets on the consolidated balance sheet. The subordinated notes were valued using observable market inputs and included in Level 2 of the valuation hierarchy.

We elected the fair value option on certain long-term debt that matured in 2021. The decrease in fair value of this long-term debt was $13 million in 2020 and was approximately offset by an economic hedge, both of which were recorded in investment and other revenue - other trading revenue in the consolidated income statement.

BNY Mellon 179

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31, 2022	Dec. 31, 2021
(in millions)
Lending commitments	$49,750	$46,183
Standby letters of credit (“SBLC”) (a)	1,918	1,971
Commercial letters of credit	19	56
Securities lending indemnifications (b)(c)	491,043	487,298
(a)Net of participations totaling $175 million at Dec. 31, 2022 and $128 million at Dec. 31, 2021.
(b)Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $64 billion at Dec. 31, 2022 and $67 billion at Dec. 31, 2021.
(c)Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $43 billion at Dec. 31, 2022 and $48 billion at Dec. 31, 2021.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $29.1 billion in less than one year, $20.3 billion in one to five years and $424 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $144 million at Dec. 31, 2022 and $172 million at Dec. 31, 2021. At Dec. 31, 2022, $1.3 billion of the SBLCs will expire within one year, $666 million in one to five years and none over five years.

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

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31, 2022	Dec. 31, 2021

Investment grade	75%	85%
Non-investment grade	25%	15%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $19 million at Dec. 31, 2022 and $56 million at Dec. 31, 2021.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

collateral, if any. The allowance for lending-related commitments was $78 million at Dec. 31, 2022 and $45 million at Dec. 31, 2021.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $515 billion at Dec. 31, 2022 and $511 billion at Dec. 31, 2021.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2022 and Dec. 31, 2021, $64 billion and $67 billion, respectively, of borrowings at CIBC Mellon, for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $68 billion and $71 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY Mellon receives cash from and provides securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY Mellon advances cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on the settlement date. At Dec. 31, 2022, we had $4.0 billion of unsettled repurchase agreements and $11.3 billion of unsettled reverse repurchase agreements. At Dec. 31, 2021, we had $2.6 billion of unsettled repurchase agreements and $9.1 billion of unsettled reverse repurchase agreements.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2022. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2022
	Loans	Unfunded commitments	Total exposure
Securities industry	$1.6	$17.5	$19.1
Asset managers	1.6	7.6	9.2
Banks	6.1	1.5	7.6
Insurance	0.1	3.8	3.9
Government	—	0.2	0.2
Other	0.3	1.1	1.4
Total	$9.7	$31.7	$41.4

Commercial portfolio exposure (in billions)	Dec. 31, 2022
	Loans	Unfunded commitments	Total exposure
Manufacturing	$0.5	$4.1	$4.6
Energy and utilities	0.3	3.7	4.0
Services and other	0.8	3.2	4.0
Media and telecom	0.1	0.7	0.8
Total	$1.7	$11.7	$13.4

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Sponsored member repo program

BNY Mellon is a sponsoring member in the Fixed Income Clearing Corporation (“FICC”) sponsored member program, where we submit eligible repurchase and reverse repurchase transactions in U.S. Treasury and agency securities (“Sponsored Member Transactions”) between BNY Mellon and our sponsored member clients for novation and clearing through FICC pursuant to the FICC Government Securities Division rulebook (the “FICC Rules”). We also guarantee to FICC the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC Rules in connection with such clients’

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

Sponsored Member Transactions. We minimize our credit exposure under this guaranty by obtaining a security interest in our sponsored member clients’ collateral and rights under Sponsored Member Transactions. See “Offsetting assets and liabilities” in Note 23 for additional information on our repurchase and reverse repurchase agreements.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2022 and Dec. 31, 2021, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2022 and Dec. 31, 2021, we did not record any material liabilities under these arrangements.

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

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $520 million in excess of the accrued liability (if any) related to those matters. For matters where a reasonably possible loss is denominated in a foreign currency, our estimate is adjusted quarterly based on prevailing exchange rates. We do not consider potential recoveries when estimating reasonably possible losses.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Mortgage-Securitization Trusts Proceedings
BNY Mellon has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Three actions commenced in December 2014, December 2015 and February 2017 are pending in New York federal court. In New York state court, seven actions are pending: one case commenced in May 2016; three related cases commenced in September 2021 (two cases) and October 2022; and three related cases commenced in October 2021, December 2021 and February 2022.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC (“Pershing”) became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank, also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. On Nov. 5, 2021, the court dismissed the class action filed in New Jersey and that matter has concluded. Three lawsuits remain against Pershing in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing. On Nov. 12, 2021, the court dismissed the class action against The Bank of New York Mellon; on Dec. 15, 2022, an appeals court reversed the dismissal and returned the case to the trial court for further proceedings. All the cases that have been brought in federal court against Pershing have been consolidated in Texas federal court for discovery purposes. Various alleged Stanford CD purchasers asserted similar claims in Financial Industry Regulatory Authority, Inc. (“FINRA”) arbitration proceedings.

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

in Rio de Janeiro against DTVM and BNY Mellon Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP appealed. On Aug. 4, 2021, the appellate court overturned the dismissal and sent the lawsuit to a state lower court. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On May 20, 2021, the court in one of those lawsuits entered a judgment of approximately $3 million against DTVM and Ativos. On Aug. 23, 2021, DTVM and Ativos filed an appeal of the May 20 decision. On June 7, 2022, the appellate court partially granted and partially denied the appeal, reducing the judgment to approximately $2 million. DTVM and Ativos intend to file a further appeal. On Aug. 24, 2022, the court dismissed one of the other lawsuits. On Nov. 24, 2022, Postalis appealed that decision. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Mellon Alocação de Patrimônio Ltda. (“Alocação de Patrimônio”), an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service (“MPF”) filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice. On Aug. 4, 2021, the appellate court overturned the dismissal and returned the lawsuit to the lower court. On April 11, 2022, DTVM appealed the Aug. 4 decision to Brazil’s Superior Court of Justice. In addition, the Tribunal de Contas da União (“TCU”), an administrative tribunal, has initiated three proceedings with the purpose of determining liability for losses to three investment funds administered by DTVM in which Postalis was an investor. On Sept. 9, 2020, TCU rendered a decision in one of the proceedings, finding
DTVM and two former Postalis directors jointly and severally liable for approximately $50 million. TCU also imposed on DTVM a fine of approximately $2 million. DTVM’s administrative appeal of the decision was denied. On Feb. 25, 2022, DTVM filed a lawsuit in Brazil federal court in Brasilia seeking annulment of TCU’s decision and an injunction preventing TCU from enforcing the judgment. On Aug. 24, 2022, the Brazilian Federal Attorneys filed an action in Rio de Janeiro court seeking to enforce the fine portion of the judgment. On Nov. 8, 2022, the Brasilia federal court in the annulment action granted DTVM’s request for an injunction, suspending the Sept. 9, 2020 TCU decision until the annulment action is decided. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On March 26, 2021, DTVM and Ativos filed a lawsuit challenging the decision rendered by the Arbitration Court with respect to its jurisdiction over the case. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Alocação de Patrimônio, alleging liability for losses in another fund for which DTVM was administrator and Alocação de Patrimônio and Ativos were managers. On May 9, 2022, the court found DTVM and Alocação de Patrimônio jointly and severally liable for approximately $20 million. On Aug. 12, 2022, DTVM and Alocação de Patrimônio appealed the decision. On June 19, 2020, a lawsuit was filed in federal court in Rio de Janeiro against DTVM, Postalis, and various other defendants alleging liability against DTVM for certain Postalis losses in an investment fund of which DTVM was administrator. On Feb. 10, 2021, Postalis and another pension fund served DTVM in a lawsuit filed in Rio de Janeiro, alleging liability for losses in another investment fund for which DTVM was administrator and the other defendant was manager.

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

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

fulfill its respective duty, and caused losses to the Fund for which the defendants are jointly and severally liable.

German Tax Matters
German authorities are investigating past “cum/ex” trading, which involved the purchase of equity securities on or shortly before the dividend date, but settled after that date, potentially resulting in an unwarranted refund of withholding tax. German authorities have taken the view that past cum/ex trading may have resulted in tax avoidance or evasion. European subsidiaries of BNY Mellon have been informed by German authorities about investigations into potential cum/ex trading by certain third-party investment funds, where one of the subsidiaries had acquired entities that served as depositary and/or fund manager for those third-party investment funds. We have received information requests from the authorities relating to pre-acquisition activity and are cooperating fully with those requests. In August 2019, the District Court of Bonn ordered that one of these subsidiaries be joined as a secondary party in connection with the prosecution of unrelated individual defendants. Trial commenced in September 2019. In March 2020, the court stated that it would refrain from taking action against the subsidiary in order to expedite the conclusion of the trial. The court convicted the unrelated individual defendants, and determined that the cum/ex trading activities of the relevant third-party investment funds were unlawful. In November and December 2020, we received secondary liability notices from the German tax authorities totaling approximately $150 million (at then-prevailing exchange rates) related to pre-acquisition activity in various funds for which the entities we acquired were depositary and/or fund manager. We have appealed the notices. In connection with the acquisition of the subject entities, we obtained an indemnity for liabilities from the sellers that we intend to pursue as necessary.

Off-Channel Business-Related Communications
The Company has been responding to a request for information from the SEC concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC Staff has stated that it is conducting similar inquiries into recordkeeping practices at other financial institutions. The Company is cooperating with the inquiry.

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2022.

Hedging derivatives

We utilize interest rate swap agreements to manage our exposure to interest rate fluctuations. We enter into fair value hedges as an interest rate risk management strategy to reduce fair value variability by converting certain fixed rate interest payments associated with available-for-sale securities and long-term debt to floating interest rates. We also utilize interest rate swaps and forward foreign exchange contracts as cash flow hedges to manage our exposure to interest rate and foreign exchange rate changes.

The available-for-sale securities hedged consist of U.S. Treasury, agency and non-agency commercial MBS, sovereign debt/sovereign guaranteed and foreign covered bonds. At Dec. 31, 2022, $31.5 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $31.4 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. In fair value hedging relationships, fixed rate debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2022, $24.7 billion par value of debt was hedged with interest rate swaps designated

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

as fair value hedges that had notional values of $24.7 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 15 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as Indian rupee, Polish zloty, Hong Kong dollar, Singapore dollar, British pound and euro used in revenue and expense transactions for entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2022, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $466 million (notional), with a pre-tax loss of $6 million recorded in accumulated OCI. This loss will be reclassified to earnings over the next 12 months.

During 2022, we utilized forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. At
Dec. 31, 2022, there were no remaining foreign exchange contracts. Forward points are designated as an excluded component and amortized into earnings over the hedge period.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2022, forward foreign exchange contracts with notional amounts totaling $9.6 billion were designated as net investment hedges.

From time to time, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. At Dec. 31, 2022, there were no non-derivative financial instruments hedging our net investments in foreign subsidiaries.

The following table presents the pre-tax gains (losses) related to our fair value and cash flow hedging activities recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges
(in millions)	Location of gains (losses)	2022	2021	2020
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest revenue	$3,530	$786	$(627)
Hedged item	Interest revenue	(3,517)	(785)	624
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	(1,441)	(646)	587
Hedged item	Interest expense	1,438	645	(586)
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Foreign exchange revenue	(2)	11	(9)
Hedged item	Foreign exchange revenue	4	(10)	11
Cash flow hedges of forecasted FX exposures
(Loss) gain reclassified from OCI into income	Staff expense	(9)	12	(1)
Gain reclassified from OCI into income	Investment and other revenue	1	—	—
Gain (loss) recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$4	$13	$(1)
(a)    Includes gains of $1 million in 2022, 2021 and 2020 associated with the amortization of the excluded component.

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following table presents the impact of hedging derivatives used in net investment hedging relationships.

Impact of derivative instruments used in net investment hedging relationships
(in millions)
Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income	Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
	2022	2021	2020		2022	2021	2020
FX contracts	$631	$261	$(284)	Net interest revenue	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

	Dec. 31,		Dec. 31,
(in millions)	2022	2021	2022	2021
Available-for-sale securities (b)(c)	$31,370	$24,400	$(2,678)	$590
Long-term debt	$23,510	$22,447	$(1,232)	$183
(a)    Includes less than $1 million and $165 million of basis adjustment increases on discontinued hedges associated with available-for-sale securities at Dec. 31, 2022 and Dec. 31, 2021, respectively, and $48 million and $72 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2022 and Dec. 31, 2021, respectively.
(b)    Excludes hedged items where only foreign currency risk is the designated hedged risk, as the basis adjustments related to foreign currency hedges will not reverse through the consolidated income statement in future periods. The carrying amount excluded for available-for-sale securities was $— million at Dec. 31, 2022 and $141 million at Dec. 31, 2021.
(c)    Carrying amount represents the amortized cost.

The following table summarizes the notional amount and carrying values of our total derivatives portfolio.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2022	Dec. 31, 2021
(in millions)
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$56,142	$46,717	$205	$—	$—	$453
Foreign exchange contracts	10,096	10,367	114	206	220	40
Total derivatives designated as hedging instruments			$319	$206	$220	$493
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$190,917	$193,747	$1,297	$3,259	$1,584	$2,835
Foreign exchange contracts	880,948	915,694	9,433	6,279	9,456	6,215
Equity contracts	2,993	9,659	102	49	13	211
Credit contracts	200	190	—	—	4	5
Total derivatives not designated as hedging instruments			$10,832	$9,587	$11,057	$9,266
Total derivatives fair value (d)			$11,151	$9,793	$11,277	$9,759
Effect of master netting agreements (e)			(8,206)	(6,973)	(8,243)	(6,335)
Fair value after effect of master netting agreements			$2,945	$2,820	$3,034	$3,424
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
(e)    Effect of master netting agreements includes cash collateral received and paid of $1,786 million and $1,823 million, respectively, at Dec. 31, 2022, and $1,424 million and $786 million, respectively, at Dec. 31, 2021.

BNY Mellon 187

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

The following table presents our foreign exchange revenue and other trading revenue.

Foreign exchange revenue and other trading revenue	Year ended Dec. 31,
(in millions)	2022	2021	2020
Foreign exchange revenue	$822	$799	$774
Other trading revenue	149	6	13

Foreign exchange revenue includes income from purchasing and selling foreign currencies, currency forwards, futures and options, as well as foreign currency remeasurement. Other trading revenue reflects results from trading in cash instruments, including fixed income and equity securities, and trading and economic hedging activity with non-foreign exchange derivatives.

We also use derivative financial instruments as risk-mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and were a loss of $43 million in 2022 and gains of $35 million in 2021 and $22 million in 2020.

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

188 BNY Mellon

Notes to Consolidated Financial Statements (continued)

collateral or the right to terminate the contracts in a net liability position.

The following table shows the aggregate fair value of OTC derivative contracts in net liability positions that contained credit risk-contingent features and the value of collateral that has been posted.

	Dec. 31, 2022	Dec. 31, 2021
(in millions)
Aggregate fair value of OTC derivatives in net liability positions (a)	$3,069	$3,606
Collateral posted	$3,484	$5,388
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

Potential close-out exposures (fair value) (a)
	Dec. 31, 2022	Dec. 31, 2021
(in millions)
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$20	$56
Baa2/BBB	$545	$563
Ba1/BB+	$1,803	$1,778
(a)    The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.
(b)    Represents ratings by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2022 and Dec. 31, 2021, existing collateral arrangements would have required us to post additional collateral of $214 million and $71 million, respectively.

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2022
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$1,208	$986		$222	$33	$—	$189
Foreign exchange contracts	8,920	7,215		1,705	314	—	1,391
Equity and other contracts	95	5		90	—	—	90
Total derivatives subject to netting arrangements	10,223	8,206		2,017	347	—	1,670
Total derivatives not subject to netting arrangements	928	—		928	—	—	928
Total derivatives	11,151	8,206		2,945	347	—	2,598
Reverse repurchase agreements	75,614	60,322	(b)	15,292	15,182	—	110
Securities borrowing	9,006	—		9,006	8,531	—	475
Total	$95,771	$68,528		$27,243	$24,060	$—	$3,183
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

BNY Mellon 189

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

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2022				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$1,306	$798		$508	$67	$—	$441
Foreign exchange contracts	9,261	7,444		1,817	51	—	1,766
Equity and other contracts	15	1		14	—	—	14
Total derivatives subject to netting arrangements	10,582	8,243		2,339	118	—	2,221
Total derivatives not subject to netting arrangements	695	—		695	—	—	695
Total derivatives	11,277	8,243		3,034	118	—	2,916
Repurchase agreements	70,830	60,322	(b)	10,508	10,476	31	1
Securities lending	1,827	—		1,827	1,754	—	73
Total	$83,934	$68,565		$15,369	$12,348	$31	$2,990
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

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2022					Dec. 31, 2021
	Remaining contractual maturity				Total	Remaining contractual maturity				Total
(in millions)	Overnight and continuous	Up to 30 days	30-90 days	Over 90 days		Overnight and continuous	Up to 30 days	30-90 days	Over 90 days
Repurchase agreements:
U.S. Treasury	$62,401	$7	$827	$553	$63,788	$56,556	$304	$450	$—	$57,310
Agency RMBS	1,460	493	—	—	1,953	2,795	1	—	—	2,796
Corporate bonds	99	88	782	306	1,275	97	77	870	270	1,314
Sovereign debt/sovereign guaranteed	1,008	—	—	—	1,008	160	—	—	—	160
State and political subdivisions	38	49	443	159	689	44	16	630	155	845
Other debt securities	13	102	92	7	214	—	30	245	—	275
U.S. government agencies	161	—	—	—	161	503	—	—	—	503
Equity securities	—	61	1,681	—	1,742	—	276	1,255	—	1,531
Total	$65,180	$800	$3,825	$1,025	$70,830	$60,155	$704	$3,450	$425	$64,734
Securities lending:
Agency RMBS	$110	$—	$—	$—	$110	$152	$—	$—	$—	$152
Other debt securities	66	—	—	—	66	88	—	—	—	88
Equity securities	1,651	—	—	—	1,651	1,301	—	—	—	1,301
Total	$1,827	$—	$—	$—	$1,827	$1,541	$—	$—	$—	$1,541
Total secured borrowings	$67,007	$800	$3,825	$1,025	$72,657	$61,696	$704	$3,450	$425	$66,275
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

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

Securities Services segment

Line of business	Primary products and services	Primary types of revenue
Asset Servicing	Custody, Trust & Depositary, accounting, ETF services, middle-office solutions, transfer agency, services for private equity and real estate funds, foreign exchange, securities lending, liquidity/lending services and data analytics	– Investment services fees (includes securities lending revenue) – Net interest revenue – Foreign exchange revenue – Financing-related fees

Issuer Services	Corporate Trust (trustee, paying agency, fiduciary, escrow and other financial services) and Depositary Receipts (issuer services and support for brokers and investors)	– Investment services fees – Net interest revenue – Foreign exchange revenue

Market and Wealth Services segment

Line of business	Primary products and services	Primary types of revenue
Pershing	Clearing and custody, investment, wealth and retirement solutions, technology and enterprise data management, trading services and prime brokerage	– Investment services fees – Net interest revenue

Treasury Services	Integrated cash management solutions including payments, foreign exchange, liquidity management, receivables processing and payables management and trade finance and processing	– Investment services fees – Net interest revenue – Foreign exchange revenue

Clearance and Collateral Management	Clearance (including U.S. government and global clearing services) and Global Collateral Management (including tri-party services)	– Investment services fees – Net interest revenue

Investment and Wealth Management segment

Line of business	Primary products and services	Primary types of revenue
Investment Management	Diversified investment management strategies and distribution of investment products	– Investment management fees – Performance fees – Distribution and servicing fees

Wealth Management	Investment management, custody, wealth and estate planning, private banking services, investment services and information management	– Investment management fees – Net interest revenue

Other segment	Description	Primary types of revenue
	Includes leasing portfolio, corporate treasury activities including our securities portfolio, derivatives and other trading activity, corporate and bank-owned life insurance, renewable energy and other corporate investments and certain business exits	– Foreign exchange revenue – Investment and other revenue – Other trading revenue – Net gain (loss) on securities – Net interest revenue (expense)

192 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than GAAP, which is used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. There were no reclassification or organizational changes in 2022.

The accounting policies of the businesses are the same as those described in Note 1.

The results of our business segments are presented and analyzed on an internal management reporting basis.
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
•Severance expense is recorded in the segments based on the business or function the impacted employees reside, with severance related to corporate staff, technology and operations reflected in the Other segment.
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

BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules present the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2022	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$6,004	$3,872	$3,322	(a)	$(312)	$12,886	(a)
Net interest revenue (expense)	2,028	1,410	228		(162)	3,504
Total revenue (loss)	8,032	5,282	3,550	(a)	(474)	16,390	(a)
Provision for credit losses	8	7	1		23	39
Noninterest expense	6,299	2,932	3,501		278	13,010
Income (loss) before income taxes	$1,725	$2,343	$48	(a)	$(775)	$3,341	(a)
Pre-tax operating margin (b)	21%	44%	1%		N/M	20%
Average assets	$212,575	$138,386	$31,920		$44,020	$426,901
(a)    Total fee and other revenue, total revenue and income before taxes are net of loss attributable to noncontrolling interests related to consolidated investment management funds of $13 million.
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

194 BNY Mellon

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

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other			Total
2022
	Total assets at period end (a)	$78,074	(b)	$11,623	$1,622	$91,319	$314,464	$405,783
	Total revenue	3,954	(b)	1,127	805	5,886	10,491	16,377
	Income before income taxes	1,164		572	481	2,217	1,111	3,328
	Net income	880		432	364	1,676	884	2,560
2021
	Total assets at period end (a)	$94,507	(b)	$20,280	$2,519	$117,306	$327,132	$444,438
	Total revenue	4,119	(b)	1,144	744	6,007	9,924	15,931
	Income before income taxes	1,293		572	447	2,312	2,336	4,648
	Net income	1,005		445	348	1,798	1,973	3,771
2020
	Total assets at period end (a)	$92,374	(b)	$28,416	$2,513	$123,303	$346,330	$469,633
	Total revenue	3,964	(b)	1,168	698	5,830	9,978	15,808
	Income before income taxes	1,549		607	437	2,593	1,875	4,468
	Net income	1,179		462	332	1,973	1,653	3,626
(a)Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(b)Includes assets of approximately $31.7 billion, $37.9 billion and $38.1 billion and revenue of approximately $2.2 billion, $2.4 billion and $2.6 billion in 2022, 2021 and 2020, respectively, of international operations domiciled in the UK, which is 8%, 9% and 8% of total assets and 14%, 15% and 16% of total revenue, respectively.

Note 26–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2022	2021	2020
Transfers from loans to other assets for other real estate owned	$1	$1	$1
Change in assets of consolidated investment management funds	253	25	242
Change in liabilities of consolidated investment management funds	2	—	2
Change in nonredeemable noncontrolling interests of consolidated investment management funds	189	53	41
Securities purchased not settled	22	—	205
Securities matured not settled	385	—	—
Available-for-sale securities transferred to held-to-maturity	6,067	13,800	501
Premises and equipment/capitalized software funded by finance lease obligations	—	27	10
Premises and equipment/operating lease obligations	307	97	208
Investment redemptions not settled	—	—	9
Contingent consideration and residual interests from divestiture	222	—	—

BNY Mellon 195

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY Mellon’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2023 expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.
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

196 BNY Mellon

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

Quantitative component of BNY Mellon’s pooled allowance for credit losses for loans and lending-related commitments related to higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate

As discussed in Notes 1 and 5 to the consolidated financial statements, BNY Mellon’s allowance for credit losses for loans and lending-related commitments (ACL), is presented as a valuation allowance to loans and is recorded in other liabilities for lending-related commitments. At December 31, 2022, BNY Mellon had an allowance for loan losses of $176 million and an allowance for lending-related commitments of $78 million. BNY Mellon utilizes a quantitative methodology and qualitative framework for determining the ACL for loans and lending-related commitments that share similar risk characteristics (pooled allowance). In estimating the quantitative component, BNY Mellon uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The quantitative component of the ACL for loans and lending-related commitments consists of the following three elements: (1) a pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate; (2) a pooled allowance for residential mortgage loans; and (3) an asset-specific allowance involving individually evaluated credits of $1 million or greater. In estimating the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, BNY Mellon uses a methodology that applies the probability of default (PD) and loss given default (LGD) to the estimated facility amount at default. In order to capture the unique risks of the portfolios within the PD and LGD models, and the model used to estimate the facility amount at default, BNY Mellon segments the portfolio into major components based on risk characteristics of the loans and how risk is monitored. For each commercial and institutional credit, the expected loss considers the credit’s risk rating. For each loan secured by commercial real estate, the expected loss considers collateral specific data and loan maturity, as well as commercial real estate market factors by geographical region and property type. The methodology incorporates a multi-scenario macroeconomic forecast of economic input variables over a reasonable and supportable forecast period spanning the life of the asset. The reasonable and supportable forecast period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. A portion of the ACL is comprised of qualitative adjustments, based on various internal and external factors, intended to capture expected losses not reflected in the quantitative models but are likely to impact the measurement of estimated credit losses.

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

BNY Mellon 197

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

198 BNY Mellon

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
Identification and measurement of accruals for litigation and regulatory contingencies

As discussed in Note 22 to the consolidated financial statements, BNY Mellon establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY Mellon has disclosed that for those matters described where BNY Mellon is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2022 is up to $520 million in excess of the accrued liability (if any) related to those matters.

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

Assessment of the valuation of goodwill for the Investment Management reporting unit

As discussed in Notes 1 and 7 to the consolidated financial statements, the goodwill balance as of December 31, 2022 was $16.2 billion, of which $6.0 billion is allocated to the Investment Management reporting unit. BNY Mellon performs goodwill impairment testing on an annual basis and an interim test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value. This involves estimating the fair value of the reporting units using an income approach which discounts estimated future cash flows that incorporate various assumptions including a long-term growth rate.

We identified the assessment of the valuation of goodwill for the Investment Management reporting unit as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the evaluation of goodwill and determination of fair value for the Investment Management reporting unit due to significant measurement uncertainty relating

BNY Mellon 199

to specific assumptions used in the valuation. Specifically, these assumptions included the discount rate and the long-term growth rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY Mellon’s determination of the discount rate and long-term growth rate assumptions for the Investment Management reporting unit.

We evaluated the reasonableness of BNY Mellon’s long-term growth rate for the Investment Management reporting unit, by comparing BNY Mellon’s growth rates within historical revenue forecasts to actual results to assess BNY Mellon’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•Assessing the reasonableness of the valuation approach including the discount rate and long-term growth rate assumptions used by BNY Mellon to calculate the fair value of the Investment Management reporting unit for compliance with U.S. generally accepted accounting principles
•Evaluating the discount rate by developing an independent assumption for the discount rate used in the valuation and comparing the inputs to the discount rate to publicly available data and assessing the resulting discount rate
•Testing the long-term growth rate by developing an independent range of appropriate long-term growth rates and comparing the long-term growth rate to publicly available data.

/s/ KPMG LLP

We have served as BNY Mellon’s auditor since 2007.

New York, New York
February 27, 2023

200 BNY Mellon

Directors, Executive Committee and Other Executive Officers
Effective February 27, 2023

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Elizabeth E. Robinson
Chief Executive Officer and Board member of	Senior Advisor and member of the Investment	Retired Global Treasurer of
Harbour Energy Plc,	Committee, Canapi Ventures, a venture capital	The Goldman Sachs Group, Inc.,
a global independent oil and gas company	fund; and Advisor Emeritus, Hellman &	a global financial services company
Friedman LLC,
Joseph J. Echevarria	a private equity firm	Frederick O. Terrell
Chair		Senior Advisor at
The Bank of New York Mellon Corporation	K. Guru Gowrappan	Centerbridge Partners, LP,
Retired Chief Executive Officer of	Former Chief Executive Officer of	a private investment management firm
Deloitte LLP	Verizon Media Group, the media
a global provider of professional services	division of Verizon Communications, Inc.	Robin Vince
President and Chief Executive Officer,
M. Amy Gilliland	Ralph Izzo	The Bank of New York Mellon Corporation
President, General Dynamics Information	Retired Chairman, President and Chief Executive
Technology, a business unit of General Dynamics	Officer, Public Service Enterprise Group	Alfred W. (Al) Zollar
Corporation, a provider of technology networks	Incorporated, a diversified energy holding	Executive Advisor at
and systems and professional services for U.S.	company	Siris Capital Group, LLC,
defense, intelligence, federal agency, and state		a private equity firm
and local government customers	Sandra E. (Sandie) O’Connor
Retired Chief Regulatory Affairs Officer of
JPMorgan Chase, a financial holding company

Executive Committee and Other Executive Officers

Jolen Anderson *	Jayee Koffey	Roman Regelman *
Global Head of Human Resources	Global Head of Enterprise Execution and Chief	Chief Executive Officer, Asset Servicing, Issuer
	Corporate Affairs Officer	Services and Digital
Jennifer Barker
Chief Executive Officer, Treasury Services	Senthil Kumar *	Brian Ruane
	Chief Risk Officer	Chief Executive Officer, Clearance and Collateral
James (Jim) T. Crowley		Management
Chief Executive Officer, Pershing	Kurtis R. Kurimsky *
	Corporate Controller	Akash Shah *
Bridget E. Engle *		Chief Growth Officer
Chief Information Officer and Head of	J. Kevin McCarthy *
Engineering	General Counsel	Hanneke Smits *
Chief Executive Officer, Investment Management
Hani A. Kablawi *	Dermot McDonogh *
Chairman of International	Chief Financial Officer	Robin Vince *
President and Chief Executive Officer
Catherine M. Keating *	Alejandro Perez
Chief Executive Officer, Wealth Management	Chief Administrative Officer	Adam Vos
Chief Executive Officer, Markets
Emily Portney *
Chief Executive Officer, Asset Servicing

*    Designated as an Executive Officer.

BNY Mellon 201

Performance Graph

Cumulative Total Shareholder Return (5 Years)
$250
$200
$150
$100
$50
$0
2017
2018
2019
2020
2021
2022
The Bank of New York Mellon Corporation
S&P 500 Financials Index
S&P 500 Index

Cumulative shareholder returns	Dec. 31,
(in dollars)	2017	2018	2019	2020	2021	2022
The Bank of New York Mellon Corporation	$100.0	$89.1	$97.6	$85.0	$119.5	$96.6
S&P 500 Financials Index (a)	100.0	87.0	114.9	113.0	152.5	136.5
S&P 500 Index (a)	100.0	95.6	125.7	148.9	191.6	156.9
(a)    Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2017 to Dec. 31, 2022. We utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index and the S&P 500 Index. The comparison assumes a $100 investment on Dec. 31, 2017 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index and in the S&P 500 Index and assumes that all dividends were reinvested.

202 BNY Mellon