Form 10-K, Exhibit 13
period 2023-12-31
Bank of New York Mellon Corp
filed 2024-02-28
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2023 Annual Report

The Bank of New York Mellon Corporation (and its subsidiaries)
Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2023	2022	2021
Selected income statement information:
Fee and other revenue	$13,157	$12,873	$13,313
Net interest revenue	4,345	3,504	2,618
Total revenue	17,502	16,377	15,931
Provision for credit losses	119	39	(231)
Noninterest expense	13,295	13,010	11,514
Income before income taxes	4,088	3,328	4,648
Provision for income taxes	800	768	877
Net income	3,288	2,560	3,771
Net (income) loss attributable to noncontrolling interests related to consolidated investment management funds	(2)	13	(12)
Preferred stock dividends	(235)	(211)	(207)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,051	$2,362	$3,552
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$3.89	$2.91	$4.17
Diluted	$3.87	$2.90	$4.14
Average common shares and equivalents outstanding (in thousands):
Basic	784,069	811,068	851,905
Diluted	787,798	814,795	856,359
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (a)	$47.8	$44.3	$46.7
Assets under management (“AUM”) (in trillions) (b)	2.0	1.8	2.4
Selected ratios:
Return on common equity	8.5%	6.5%	8.9%
Return on tangible common equity – Non-GAAP (c)	16.6	13.4	17.1
Pre-tax operating margin	23	20	29
Net interest margin	1.25	0.97	0.68
Cash dividends per common share	$1.58	$1.42	$1.30
Common dividend payout ratio	41%	49%	32%
Common dividend yield	3.0%	3.1%	2.2%
At Dec. 31
Closing stock price per common share	$52.05	$45.52	$58.08
Market capitalization	$39,524	$36,800	$46,705
Book value per common share	$48.11	$44.40	$47.50
Tangible book value per common share – Non-GAAP (c)	$25.39	$23.11	$24.31
Full-time employees	53,400	51,700	49,100
Common shares outstanding (in thousands)	759,344	808,445	804,145
Regulatory capital ratios (d)
Common Equity Tier 1 (“CET1”) ratio	11.5%	11.2%	11.2%
Tier 1 capital ratio	14.2	14.1	14.0
Total capital ratio	15.0	14.9	14.9
Tier 1 leverage ratio	6.0	5.8	5.5
Supplementary leverage ratio (“SLR”)	7.3	6.8	6.6
(a)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon Global Securities Services Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.7 trillion at Dec. 31, 2023, $1.5 trillion at Dec. 31, 2022 and $1.7 trillion at Dec. 31, 2021.
(b)    Excludes assets managed outside of the Investment and Wealth Management business segment.
(c)    Return on tangible common equity and tangible book value per common share, both Non-GAAP measures, exclude goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.
(d)    For our CET1, Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. For additional information on our regulatory capital ratios, see “Capital” beginning on page 39.
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

This Annual Report generally discusses 2023 and 2022 items and comparisons between 2023 and 2022. Discussions of 2021 items and comparisons between 2022 and 2021 that are not included in this Annual Report can be found in our 2022 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2022.

Overview

Established in 1784, BNY Mellon is America’s oldest bank and the first company listed on the New York Stock Exchange (NYSE: BK). Today, BNY Mellon powers capital markets around the world through comprehensive solutions that help clients manage and service their financial assets throughout the investment life cycle. BNY Mellon had $47.8 trillion in assets under custody and/or administration and $2.0 trillion in assets under management as of Dec. 31, 2023. BNY Mellon has been named among Fortune’s World’s Most Admired Companies and Fast Company’s Best Workplaces for Innovators. BNY Mellon is the corporate brand of The Bank of New York Mellon Corporation.

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

Subsequent event

In February 2024, BNY Mellon adjusted its financial results for the fourth quarter and full year ended Dec. 31, 2023 to include an additional $127 million pre-tax ($97 million after-tax) increase in noninterest expense related to a revised estimate of the FDIC special assessment as a result of new information published by the FDIC in February 2024 relating to an increase in their estimate of losses associated with the closures of Silicon Valley Bank and Signature Bank which are expected to impact the FDIC special assessment. See Note 27 of the Notes to Consolidated Financial Statements for information on the adjustment to our previously reported 2023 financial results.

Summary of financial highlights

We reported net income applicable to common shareholders of $3.1 billion, or $3.87 per diluted common share, in 2023, including the negative impact of notable items. Notable items in 2023 include the Federal Deposit Insurance Corporation (“FDIC”) special assessment, severance expense, the reduction in the fair value of a contingent
BNY Mellon 3

Results of Operations (continued)
consideration receivable related to a prior year divestiture, litigation reserves and net losses on disposals. Excluding notable items, net income applicable to common shareholders was $4.0 billion (Non-GAAP), or $5.05 (Non-GAAP) per diluted common share, in 2023. In 2022, net income applicable to common shareholders of BNY Mellon was $2.4 billion, or $2.90 per diluted common share, including the negative impact of notable items. Notable items in 2022 include goodwill impairment in the Investment Management reporting unit, the net loss from repositioning the securities portfolio, severance expense, litigation reserves, the accelerated amortization of deferred costs for depositary receipts services related to Russia and net gains on disposals. Excluding notable items, net income applicable to common shareholders was $3.7 billion (Non-GAAP), or $4.59 (Non-GAAP) per diluted common share, in 2022.

The highlights below are based on 2023 compared with 2022, unless otherwise noted.

•Total revenue increased 7%, primarily reflecting:
•Fee revenue decreased 1%, primarily reflecting lower foreign exchange volatility, the mix of AUM flows and the impact of a prior year divestiture, partially offset by the abatement of money market fee waivers, net new business and the accelerated amortization of deferred costs for depositary receipts services related to Russia in the first quarter of 2022. (See “Fee and other revenue” beginning on page 5.)
•Investment and other revenue increased primarily reflecting the net loss from repositioning the securities portfolio in the fourth quarter of 2022, partially offset by the reduction in the fair value of a contingent consideration receivable related to a prior year divestiture in the fourth quarter of 2023. (See “Fee and other revenue” beginning on page 5.)
•Net interest revenue increased 24%, primarily reflecting higher interest rates, partially offset by changes in balance sheet size and mix. (See “Net interest revenue” beginning on page 8.)
•The provision for credit losses was $119 million, primarily driven by reserve increases related to commercial real estate exposure and changes in the macroeconomic forecast. (See “Consolidated balance sheet review – Allowance for credit losses” beginning on page 33.)
•Noninterest expense increased 2%, primarily reflecting the FDIC special assessment in the fourth quarter of 2023, higher investments and revenue-related expenses, as well as inflation, partially offset by the impacts of the goodwill impairment in the Investment Management reporting unit in the third quarter of 2022, efficiency savings and a prior year divestiture. Excluding notable items, noninterest expense increased 3% (Non-GAAP). (See “Noninterest expense” on page 11.)
•Effective tax rate of 19.6% in 2023. (See “Income taxes” on page 11.)
•Return on common equity (“ROE”) was 8.5% for 2023. Excluding notable items, the adjusted ROE was 11.1% (Non-GAAP) for 2023.
•Return on tangible common equity (“ROTCE”) was 16.6% (Non-GAAP) for 2023. Excluding notable items, the adjusted ROTCE was 21.6% (Non-GAAP) for 2023.

See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for reconciliations of the Non-GAAP measures.

Metrics

•AUC/A totaled $47.8 trillion at Dec. 31, 2023 compared with $44.3 trillion at Dec. 31, 2022. The 8% increase primarily reflects higher market values. (See “Fee and other revenue” beginning on page 5.)
•AUM totaled $2.0 trillion at Dec. 31, 2023 compared with $1.8 trillion at Dec. 31, 2022. The 8% increase primarily reflects higher market values and the favorable impact of a weaker U.S. dollar, partially offset by cumulative net outflows. (See “Review of business segments – Investment and Wealth Management business segment” beginning on page 17.)

Capital and liquidity

•Our CET1 ratio calculated under the Advanced Approaches was 11.5% at Dec. 31, 2023 and 11.2% at Dec. 31, 2022. The increase was primarily driven by capital generated through earnings and a net increase in accumulated other comprehensive income, partially offset by capital

4 BNY Mellon

Results of Operations (continued)
deployed through common stock repurchases and dividends. (See “Capital” beginning on page 39.)
•Our Tier 1 leverage ratio was 6.0% at Dec. 31, 2023, compared with 5.8% at Dec. 31, 2022. The increase was driven by lower average assets. (See “Capital” beginning on page 39.)

Fee and other revenue

Fee and other revenue				2023 vs.	2022 vs.
(dollars in millions, unless otherwise noted)	2023	2022	2021	2022	2021
Investment services fees	$8,843	$8,529	$8,284	4%	3%
Investment management and performance fees (a)	3,058	3,299	3,588	(7)	(8)
Foreign exchange revenue	631	822	799	(23)	3
Financing-related fees	192	175	194	10	(10)
Distribution and servicing fees	148	130	112	14	16
Total fee revenue	12,872	12,955	12,977	(1)	—
Investment and other revenue	285	(82)	336	N/M	N/M
Total fee and other revenue	$13,157	$12,873	$13,313	2%	(3)%

Fee revenue as a percentage of total revenue	74%	79%	81%

AUC/A at period end (in trillions) (b)	$47.8	$44.3	$46.7	8%	(5)%
AUM at period end (in billions) (c)	$1,974	$1,836	$2,434	8%	(25)%
(a)    Excludes seed capital gains (losses) related to consolidated investment management funds.
(b)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon of $1.7 trillion at Dec. 31, 2023, $1.5 trillion at Dec. 31, 2022 and $1.7 trillion at Dec. 31, 2021.
(c)    Excludes assets managed outside of the Investment and Wealth Management business segment.
N/M – Not meaningful.

Fee revenue decreased 1% compared with 2022, primarily reflecting lower foreign exchange volatility, the mix of AUM flows and the impact of a prior year divestiture, partially offset by the abatement of money market fee waivers, net new business and the accelerated amortization of deferred costs for depositary receipts services related to Russia in the first quarter of 2022.

Investment and other revenue increased $367 million in 2023 compared with 2022, primarily reflecting the net loss from repositioning the securities portfolio in the fourth quarter of 2022, partially offset by the reduction in the fair value of a contingent consideration receivable related to a prior year divestiture in the fourth quarter of 2023.

Investment services fees

Investment services fees increased 4% compared with 2022, primarily reflecting the abatement of money market fee waivers, net new business, the accelerated amortization of deferred costs for depositary receipts services related to Russia recorded in the first quarter of 2022, higher clearance volumes and collateral management balances and higher fees on sweep balances, partially offset by lower client activity, and lost business in Pershing.

AUC/A totaled $47.8 trillion at Dec. 31, 2023, an increase of 8% compared with Dec. 31, 2022, primarily reflecting higher market values. AUC/A consisted of 35% equity securities and 65% fixed-income securities at Dec. 31, 2023 and 33% equity securities and 67% fixed-income securities at Dec. 31, 2022.

See “Securities Services business segment” and “Market and Wealth Services business segment” in “Review of business segments” for additional details.

Investment management and performance fees

Investment management and performance fees decreased 7% compared with 2022, primarily reflecting the impact of a prior year divestiture and the mix of AUM flows, partially offset by the abatement of money market fee waivers. Performance fees were $81 million in 2023 and $75 million in 2022. On a constant currency basis (Non-GAAP), investment management and performance fees decreased 7% compared with 2022. See

BNY Mellon 5

Results of Operations (continued)
“Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of Non-GAAP measures.

AUM was $2.0 trillion at Dec. 31, 2023, an increase of 8% compared with Dec. 31, 2022, primarily reflecting higher market values and the favorable impact of a weaker U.S. dollar, partially offset by cumulative net outflows.

See “Investment and Wealth Management business segment” in “Review of business segments” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

Foreign exchange revenue

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, the impact of foreign currency hedging activities and foreign currency remeasurement gain (loss). In 2023, foreign exchange revenue decreased 23% compared with 2022, primarily reflecting lower volatility and volumes. Foreign exchange revenue is primarily reported in the Securities Services business segment and, to a lesser extent, the Market and Wealth Services and Investment and Wealth Management business segments and the Other segment.

Financing-related fees

Financing-related fees, which are primarily reported in the Market and Wealth Services and Securities Services business segments, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees increased 10% in 2023 compared with 2022, primarily reflecting higher fees on commitments and standby letters of credit, partially offset by lower underwriting fees.

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

Distribution and servicing fees were $148 million in 2023 compared with $130 million in 2022, driven by the abatement of money market fee waivers. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

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

6 BNY Mellon

Results of Operations (continued)
The following table provides the components of investment and other revenue.

Investment and other revenue
(in millions)	2023	2022		2021
Income (loss) from consolidated investment management funds	$30	$(42)		$32
Seed capital gains (losses) (a)	29	(37)		40
Other trading revenue	231	149		6
Renewable energy investment (losses)	(167)	(164)		(201)
Corporate/bank-owned life insurance	118	128		140
Other investment gains (b)	47	159		159
Disposal (losses) gains	(6)	26		13
Expense reimbursements from joint venture	117	108		96
Other (loss) income	(46)	34		46
Net securities (losses) gains	(68)	(443)	(c)	5
Total investment and other revenue	$285	$(82)		$336
(a)    Includes gains (losses) on investments in BNY Mellon funds which hedge deferred incentive awards.
(b)    Includes strategic equity, private equity and other investments.
(c)    Includes a net loss of $449 million related to the repositioning of the securities portfolio.

Investment and other revenue was $285 million in 2023 compared with a loss of $82 million in 2022. The increase primarily reflects the net loss from repositioning the securities portfolio in the fourth quarter of 2022, partially offset by the reduction in the fair value of a contingent consideration receivable related to a prior year divestiture in the fourth quarter of 2023.

BNY Mellon 7

Results of Operations (continued)
Net interest revenue

Net interest revenue				2023 vs.		2022 vs.
(dollars in millions)	2023	2022	2021	2022		2021
Net interest revenue	$4,345	$3,504	$2,618	24%		34%
Add: Tax equivalent adjustment	2	11	13	N/M		N/M
Net interest revenue on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$4,347	$3,515	$2,631	24%		34%

Average interest-earning assets	$348,160	$362,180	$387,023	(4)%		(6)%

Net interest margin	1.25%	0.97%	0.68%	28	bps	29	bps
Net interest margin (FTE) – Non-GAAP (a)	1.25%	0.97%	0.68%	28	bps	29	bps
(a)    Net interest revenue (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.
N/M – Not meaningful.
bps – basis points.

Net interest revenue increased 24% compared with 2022, primarily reflecting higher interest rates, partially offset by changes in the balance sheet size and mix.

Net interest margin increased 28 basis points compared with 2022. The increase primarily reflects the factors mentioned above.

Average interest-earning assets decreased 4% compared with 2022. The decrease primarily reflects lower securities and loan balances and interest-bearing deposits with banks, partially offset by higher interest-bearing deposits with the Federal Reserve and other central banks.

Average non-U.S. dollar deposits comprised approximately 25% of our average total deposits in 2023 and 2022. Approximately 45% of the average non-U.S. dollar deposits in 2023 and 40% in 2022 were euro-denominated.

Net interest revenue in 2024 will largely depend on the level and mix of client deposits. Based on market implied forward interest rates as of Dec. 31, 2023, we expect net interest revenue for 2024 to decrease when compared with 2023.

8 BNY Mellon

Results of Operations (continued)

Average balances and interest rates	2023			2022
(dollars in millions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$59,492	$3,085	5.19%	$46,270	$810	1.75%
Foreign offices	44,412	1,456	3.28	51,172	209	0.41
Total interest-bearing deposits with the Federal Reserve and other central banks	103,904	4,541	4.37	97,442	1,019	1.05
Interest-bearing deposits with banks	13,620	523	3.84	16,826	221	1.31
Federal funds sold and securities purchased under resale agreements (a)	26,077	7,141	27.38	24,953	1,200	4.81
Loans:
Domestic offices	59,487	3,663	6.16	62,640	1,878	3.00
Foreign offices	4,609	253	5.49	5,185	121	2.33
Total loans (b)	64,096	3,916	6.11	67,825	1,999	2.95
Securities:
U.S. government obligations	33,434	1,021	3.05	40,583	607	1.49
U.S. government agency obligations	60,586	1,695	2.80	64,041	1,157	1.81
Other securities:
Domestic offices (c)	17,168	803	4.68	18,979	629	3.31
Foreign offices	23,505	695	2.96	26,283	154	0.59
Total other securities (c)	40,673	1,498	3.68	45,262	783	1.73
Total investment securities (c)	134,693	4,214	3.13	149,886	2,547	1.70
Trading securities (primarily domestic) (c)	5,770	315	5.46	5,248	143	2.73
Total securities (c)	140,463	4,529	3.22	155,134	2,690	1.73
Total interest-earning assets (c)	$348,160	$20,650	5.93%	$362,180	$7,129	1.97%
Noninterest-earning assets	58,790			64,721
Total assets	$406,950			$426,901
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$123,513	$4,703	3.81%	$111,491	$980	0.88%
Foreign offices	88,829	2,421	2.73	101,916	607	0.60
Total interest-bearing deposits	212,342	7,124	3.35	213,407	1,587	0.74
Federal funds purchased and securities sold under repurchase agreements (a)	20,540	6,699	32.62	12,940	934	7.21
Trading liabilities	3,396	156	4.60	3,432	68	1.98
Other borrowed funds:
Domestic offices	676	44	6.49	181	7	4.12
Foreign offices	426	3	0.74	324	2	0.51
Total other borrowed funds	1,102	47	4.27	505	9	1.80
Commercial paper	5	—	4.81	5	—	2.06
Payables to customers and broker-dealers	14,449	566	3.91	17,111	156	0.91
Long-term debt	31,021	1,711	5.51	27,448	860	3.13
Total interest-bearing liabilities	$282,855	$16,303	5.76%	$274,848	$3,614	1.31%
Total noninterest-bearing deposits	59,227			85,652
Other noninterest-bearing liabilities	24,106			25,278
Total liabilities	366,188			385,778
Total The Bank of New York Mellon Corporation shareholders’ equity	40,701			41,013
Noncontrolling interests	61			110
Total liabilities and equity	$406,950			$426,901
Net interest revenue (FTE) – Non-GAAP (c)(d)		$4,347			$3,515
Net interest margin (FTE) – Non-GAAP (c)(d)			1.25%			0.97%
Less: Tax equivalent adjustment		2			11
Net interest revenue – GAAP		$4,345			$3,504
Net interest margin – GAAP			1.25%			0.97%
Percentage of assets attributable to foreign offices	24%			26%
Percentage of liabilities attributable to foreign offices	27%			30%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $111 billion in 2023 and $43 billion in 2022. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 5.22% for 2023 and 1.77% for 2022, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 5.10% for 2023 and 1.67% for 2022. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $1 million in 2023 and $2 million in 2022. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2023 and 2022.
(d)    See “Net interest revenue” on page 8 for the reconciliation of this Non-GAAP measure.

BNY Mellon 9

Results of Operations (continued)

Average balances and interest rates	2021
(dollars in millions)	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$47,070	$60	0.13%
Foreign offices	66,276	(137)	(0.21)
Total interest-bearing deposits with the Federal Reserve and other central banks	113,346	(77)	(0.07)
Interest-bearing deposits with banks	20,757	48	0.23
Federal funds sold and securities purchased under resale agreements (a)	28,530	120	0.42
Loans:
Domestic offices	55,073	892	1.62
Foreign offices	5,741	66	1.15
Total loans (b)	60,814	958	1.58
Securities:
U.S. government obligations	34,383	261	0.76
U.S. government agency obligations	72,552	985	1.36
Other securities:
Domestic offices (c)	19,768	387	1.95
Foreign offices	30,183	123	0.41
Total other securities (c)	49,951	510	1.02
Total investment securities (c)	156,886	1,756	1.12
Trading securities (primarily domestic) (c)	6,690	53	0.80
Total securities (c)	163,576	1,809	1.11
Total interest-earning assets (c)	$387,023	$2,858	0.74%
Noninterest-earning assets	65,209
Total assets	$452,232
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$124,716	$(27)	(0.02)%
Foreign offices	112,493	(148)	(0.13)
Total interest-bearing deposits	237,209	(175)	(0.07)
Federal funds purchased and securities sold under repurchase agreements (a)	13,716	(4)	(0.03)
Trading liabilities	2,590	8	0.31
Other borrowed funds:
Domestic offices	160	5	2.99
Foreign offices	223	3	1.48
Total other borrowed funds	383	8	2.11
Commercial paper	3	—	0.07
Payables to customers and broker-dealers	16,887	(2)	(0.01)
Long-term debt	25,788	392	1.52
Total interest-bearing liabilities	$296,576	$227	0.08%
Total noninterest-bearing deposits	86,606
Other noninterest-bearing liabilities	24,381
Total liabilities	407,563
Total The Bank of New York Mellon Corporation shareholders’ equity	44,358
Noncontrolling interests	311
Total liabilities and equity	$452,232
Net interest revenue (FTE) – Non-GAAP (c)(d)		$2,631
Net interest margin (FTE) – Non-GAAP (c)(d)			0.68%
Less: Tax equivalent adjustment		13
Net interest revenue – GAAP		$2,618
Net interest margin – GAAP			0.68%
Percentage of assets attributable to foreign offices (e)	30%
Percentage of liabilities attributable to foreign offices (e)	31%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $45 billion in 2021. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 0.16%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been (0.01)% for 2021. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $3 million in 2021. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% in 2021.
(d)    See “Net interest revenue” on page 8 for the reconciliation of this Non-GAAP measure.
(e)    Includes the Cayman Islands branch office, which existed through August 2021.

10 BNY Mellon

Results of Operations (continued)
Noninterest expense

Noninterest expense				2023 vs.	2022 vs.
(dollars in millions)	2023	2022	2021	2022	2021
Staff	$7,095	$6,800	$6,337	4%	7%
Software and equipment	1,817	1,657	1,478	10	12
Professional, legal and other purchased services	1,527	1,527	1,459	—	5
Net occupancy	542	514	498	5	3
Sub-custodian and clearing	475	485	505	(2)	(4)
Distribution and servicing	353	343	298	3	15
Business development	183	152	107	20	42
Bank assessment charges	788	126	133	N/M	(5)
Goodwill impairment	—	680	—	N/M	N/M
Amortization of intangible assets	57	67	82	(15)	(18)
Other	458	659	617	(31)	7
Total noninterest expense	$13,295	$13,010	$11,514	2%	13%

Full-time employees at year-end	53,400	51,700	49,100	3%	5%

Total noninterest expense increased 2% compared with 2022, primarily reflecting a $632 million accrual for the FDIC special assessment, higher investments and revenue-related expenses, as well as inflation, partially offset by the impacts of the 2022 goodwill impairment in the Investment Management reporting unit, efficiency savings and a prior year divestiture. Excluding notable items, noninterest expense increased 3% (Non-GAAP). The investments in growth, infrastructure and efficiency initiatives are primarily included in staff, software and equipment, and professional, legal and other purchased services expenses. See “Supervision and Regulation – Deposit Insurance” on page 69 for information on the FDIC special assessment. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of the Non-GAAP measure.

We expect total noninterest expense for 2024 to decrease compared with 2023, primarily reflecting the impact of notable expense items recorded in 2023, including the FDIC special assessment, severance expense and litigation reserves. Excluding the impact of notable items, total noninterest expense is expected to be flat in 2024 compared with 2023.

Income taxes

BNY Mellon recorded an income tax provision of $800 million (19.6% effective tax rate) in 2023. The income tax provision was $768 million (23.1% effective tax rate) in 2022. Excluding notable items, the income tax provision was $930 million (19.1% effective tax rate) (Non-GAAP) in 2022. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of the Non-GAAP measure. For additional information on income taxes, see Note 12 of the Notes to Consolidated Financial Statements.

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

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. There were no reclassification or organizational changes in 2023.

The results of our business segments may be influenced by client and other activities that vary by quarter. In the first quarter, long-term stock awards for retirement-eligible employees vest which increases staff expense. The timing of our annual employee merit increases also impacts staff expense. In 2023, the merit increase was effective at the beginning of the second quarter, compared with prior years when it was effective at the beginning of the third quarter. For 2024, the merit increase will be effective in March, thus partially impacting the first quarter and second quarter staff expense variances.
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

Fee revenue in the Investment and Wealth Management business segment, and to a lesser extent, the Securities Services and Market and Wealth Services business segments, is impacted by the global market fluctuations. At Dec. 31, 2023, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.04 to $0.07.

See Note 24 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our business segments to our overall profitability.

12 BNY Mellon

Results of Operations (continued)
Securities Services business segment

				2023 vs.	2022 vs.
(dollars in millions, unless otherwise noted)	2023	2022	2021	2022	2021
Revenue:
Investment services fees:
Asset Servicing	$3,898	$3,918	$3,876	(1)%	1%
Issuer Services	1,121	1,009	1,061	11	(5)
Total investment services fees	5,019	4,927	4,937	2	—
Foreign exchange revenue	488	584	574	(16)	2
Other fees (a)	215	202	113	6	79
Total fee revenue	5,722	5,713	5,624	—	2
Investment and other revenue	333	291	194	N/M	N/M
Total fee and other revenue	6,055	6,004	5,818	1	3
Net interest revenue	2,569	2,028	1,426	27	42
Total revenue	8,624	8,032	7,244	7	11
Provision for credit losses	99	8	(134)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	6,345	6,266	5,820	1	8
Amortization of intangible assets	31	33	32	(6)	3
Total noninterest expense	6,376	6,299	5,852	1	8
Income before income taxes	$2,149	$1,725	$1,526	25%	13%

Pre-tax operating margin	25%	21%	21%

Securities lending revenue (b)	$189	$182	$173	4%	5%

Total revenue by line of business:
Asset Servicing	$6,638	$6,323	$5,699	5%	11%
Issuer Services	1,986	1,709	1,545	16	11
Total revenue by line of business	$8,624	$8,032	$7,244	7%	11%

Selected average balances:
Average loans	$11,207	$11,245	$8,756	—%	28%
Average deposits	$168,411	$183,990	$200,482	(8)%	(8)%

Selected metrics:
AUC/A at period end (in trillions) (c)	$34.2	$31.4	$34.6	9%	(9)%
Market value of securities on loan at period end (in billions) (d)	$450	$449	$447	—%	—%

Issuer Services:
Total debt serviced at period end (in trillions)	$13.3	$12.6	$12.6	6%	—%
Number of sponsored Depositary Receipts programs at period end	543	589	656	(8)%	(10)%
(a)    Other fees primarily includes financing-related fees.
(b)    Included in investment services fees reported in the Asset Servicing line of business.
(c)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Issuer Services line of business. Includes the AUC/A of CIBC Mellon of $1.7 trillion at Dec. 31, 2023, $1.5 trillion at Dec. 31, 2022 and $1.7 trillion at Dec. 31, 2021.
(d)    Represents the total amount of securities on loan in our agency securities lending program. Excludes securities for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, which totaled $63 billion at Dec. 31, 2023, $68 billion at Dec. 31, 2022 and $71 billion at Dec. 31, 2021.
N/M – Not meaningful.

BNY Mellon 13

Results of Operations (continued)
Business segment description

The Securities Services business segment consists of two distinct lines of business, Asset Servicing and Issuer Services, which provide business solutions across the transaction lifecycle to our global asset owner and asset manager clients. We are one of the leading global investment services providers with $34.2 trillion of AUC/A at Dec. 31, 2023. For information on the drivers of the Securities Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements.

The Asset Servicing business provides a comprehensive suite of solutions. We are one of the largest global custody, fund administrator and front-to-back outsourcing partners. We offer services for the safekeeping of assets in capital markets globally as well as fund accounting services, exchange-traded funds servicing, transfer agency, trust and depository, front-to-back capabilities as well as data and analytics solutions for our clients. We deliver foreign exchange, and securities lending and financing solutions, on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $4.9 trillion in 34 separate markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

Our Digital Asset Custody platform offers custody and administration services for Bitcoin and Ether for select U.S. institutional clients. Our Digital Assets Funds Services provides accounting and administration, transfer agency and ETF services to digital asset funds. We expect to continue developing our digital asset capabilities and to work closely with clients to address their evolving digital asset needs. As of and for the year ended Dec. 31, 2023, our Digital Asset Custody platform and related initiative had a de minimis impact on our assets, liabilities, revenues and expenses.

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

Review of financial results

AUC/A of $34.2 trillion increased 9% compared with Dec. 31, 2022, primarily reflecting higher market values.

Total revenue of $8.6 billion increased 7% compared with 2022. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $6.6 billion increased 5% compared with 2022, primarily reflecting higher net interest revenue, net new business and the abatement of money market fee waivers, partially offset by lower foreign exchange revenue and client activity.

Issuer Services revenue of $2.0 billion increased 16% compared with 2022, primarily reflecting higher net interest revenue, the accelerated amortization of deferred costs for depositary receipts services related to Russia recorded in 2022, net new business and the abatement of money market fee waivers.

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

Noninterest expense of $6.4 billion increased 1% compared with 2022, primarily reflecting higher investments and the impact of inflation, partially offset by efficiency savings.

14 BNY Mellon

Results of Operations (continued)
Market and Wealth Services business segment

				2023 vs.	2022 vs.
(dollars in millions, unless otherwise noted)	2023	2022	2021	2022	2021
Revenue:
Investment services fees:
Pershing	$2,007	$1,908	$1,737	5%	10%
Treasury Services	691	689	662	—	4
Clearance and Collateral Management	1,090	971	918	12	6
Total investment services fees	3,788	3,568	3,317	6	8
Foreign exchange revenue	81	88	88	(8)	—
Other fees (a)	212	176	131	20	34
Total fee revenue	4,081	3,832	3,536	6	8
Investment and other revenue	63	40	47	N/M	N/M
Total fee and other revenue	4,144	3,872	3,583	7	8
Net interest revenue	1,712	1,410	1,158	21	22
Total revenue	5,856	5,282	4,741	11	11
Provision for credit losses	41	7	(67)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	3,191	2,924	2,655	9	10
Amortization of intangible assets	6	8	21	(25)	(62)
Total noninterest expense	3,197	2,932	2,676	9	10
Income before income taxes	$2,618	$2,343	$2,132	12%	10%

Pre-tax operating margin	45%	44%	45%

Total revenue by line of business:
Pershing	$2,789	$2,537	$2,314	10%	10%
Treasury Services	1,611	1,483	1,293	9	15
Clearance and Collateral Management	1,456	1,262	1,134	15	11
Total revenue by line of business	$5,856	$5,282	$4,741	11%	11%

Selected average balances:
Average loans	$37,502	$41,300	$38,344	(9)%	8%
Average deposits	$85,785	$91,749	$102,948	(7)%	(11)%

Selected metrics:
AUC/A at period end (in trillions) (b)	$13.3	$12.7	$11.8	5%	8%

Pershing:
AUC/A at period end (in trillions)	$2.5	$2.3	$2.6	9%	(12)%
Net new assets (U.S. platform) (in billions) (c)	$22	$121	$161	N/M	N/M
Average active clearing accounts (in thousands)	7,946	7,483	7,257	6%	3%

Treasury Services:
Average daily U.S. dollar payment volumes	236,696	239,630	235,971	(1)%	2%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$5,658	$5,285	$4,260	7%	24%
(a)    Other fees primarily include financing-related fees.
(b)    Consists of AUC/A from the Clearance and Collateral Management and Pershing businesses.
(c)    Net new assets represent net flows of assets (e.g., net cash deposits and net securities transfers, including dividends and interest) in customer accounts in Pershing LLC, a U.S. broker-dealer.
N/M – Not meaningful.

BNY Mellon 15

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

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their financing, risk and balance sheet challenges. We are a leading provider of tri-party collateral management services with an average of $5.7 trillion serviced globally including approximately $4.6 trillion of the U.S. tri-party repo market at Dec. 31, 2023.

Review of financial results

AUC/A of $13.3 trillion increased 5% compared with Dec. 31, 2022, primarily reflecting higher market values and net client inflows.

Total revenue of $5.9 billion increased 11% compared with 2022. The drivers of total revenue by line of business are indicated below.

Pershing revenue of $2.8 billion increased 10% compared with 2022, primarily reflecting the abatement of money market fee waivers, higher net interest revenue and higher fees on sweep balances, partially offset by lower client activity and lost business. Net new assets of $22 billion in 2023 reflects the deconversion of a regional bank client that was acquired in May.

Treasury Services revenue of $1.6 billion increased 9% compared with 2022, primarily reflecting higher net interest revenue.

Clearance and Collateral Management revenue of $1.5 billion increased 15% compared with 2022, primarily reflecting higher net interest revenue, U.S. collateral management balances and U.S. government clearance volumes.

Noninterest expense of $3.2 billion increased 9% compared with 2022, primarily reflecting higher investments and revenue-related expenses, as well as the impact of inflation, partially offset by efficiency savings.

16 BNY Mellon

Results of Operations (continued)
Investment and Wealth Management business segment

						2023 vs.		2022 vs.
(dollars in millions)	2023		2022		2021	2022		2021
Revenue:
Investment management fees	$2,971		$3,215		$3,483	(8)%		(8)%
Performance fees	81		75		107	8		(30)
Investment management and performance fees (a)	3,052		3,290		3,590	(7)		(8)
Distribution and servicing fees	241		192		112	26		71
Other fees (b)	(214)		(133)		80	N/M		N/M
Total fee revenue	3,079		3,349		3,782	(8)		(11)
Investment and other revenue (c)	(102)		(27)		67	N/M		N/M
Total fee and other revenue (c)	2,977		3,322		3,849	(10)		(14)
Net interest revenue	166		228		193	(27)		18
Total revenue	3,143		3,550		4,042	(11)		(12)
Provision for credit losses	(4)		1		(13)	N/M		N/M
Noninterest expense (excluding goodwill impairment and amortization of intangible assets)	2,746		2,795		2,796	(2)		—
Goodwill impairment	—		680		—	N/M		N/M
Amortization of intangible assets	20		26		29	(23)		(10)
Total noninterest expense	2,766		3,501		2,825	(21)		24
Income before income taxes	$381		$48		$1,230	694%	(d)	(96)%	(d)

Pre-tax operating margin	12%		1%		30%
Adjusted pre-tax operating margin – Non-GAAP (e)	14%	(f)	2%	(f)	33%

Total revenue by line of business:
Investment Management	$2,068		$2,390		$2,834	(13)%		(16)%
Wealth Management	1,075		1,160		1,208	(7)		(4)
Total revenue by line of business	$3,143		$3,550		$4,042	(11)%		(12)%

Selected average balances:
Average loans	$13,718		$14,055		$12,120	(2)%		16%
Average deposits	$14,280		$19,214		$18,068	(26)%		6%
(a)    On a constant currency basis, investment management and performance fees decreased 7% (Non-GAAP) compared with 2022. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of this Non-GAAP measure.
(b)    Other fees primarily includes investment services fees.
(c)    Investment and other revenue and total fee and other revenue are net of income attributable to noncontrolling interests related to consolidated investment management funds.
(d)    Excluding notable items, income before income taxes decreased 28% (Non-GAAP) in 2023 compared with 2022 and 39% (Non-GAAP) in 2022 compared with 2021. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.
(e)    Net of distribution and servicing expense. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.
(f)    Excluding notable items and net of distribution and servicing expense, the adjusted pre-tax operating margin was 19% (Non-GAAP) in 2023 and 24% (Non-GAAP) in 2022. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.
N/M – Not meaningful.

BNY Mellon 17

Results of Operations (continued)

AUM trends
(in billions)	2023	2022	2021
AUM by product type (a):
Equity	$145	$135	$187
Fixed income	205	198	267
Index	459	395	467
Liability-driven investments	605	570	890
Multi-asset and alternative investments	170	153	228
Cash	390	385	395
Total AUM	$1,974	$1,836	$2,434

Changes in AUM (a):
Beginning balance of AUM	$1,836	$2,434	$2,211
Net inflows (outflows):
Long-term strategies:
Equity	(12)	(18)	(12)
Fixed income	(4)	(21)	17
Liability-driven investments	12	78	36
Multi-asset and alternative investments	(9)	(11)	(2)
Total long-term active strategies (outflows) inflows	(13)	28	39
Index	(12)	2	(7)
Total long-term strategies (outflows) inflows	(25)	30	32
Short-term strategies:
Cash	5	(12)	70
Total net (outflows) inflows	(20)	18	102
Net market impact	121	(471)	143
Net currency impact	37	(113)	(22)
Divestiture	—	(32)	—
Ending balance of AUM	$1,974	$1,836	$2,434

Wealth Management client assets (b)	$312	$269	$321
(a)    Excludes assets managed outside of the Investment and Wealth Management business segment.
(b)    Includes AUM and AUC/A in the Wealth Management line of business.

Business segment description

Our Investment and Wealth Management business segment consists of two distinct lines of business, Investment Management and Wealth Management, which have a combined AUM of $2.0 trillion as of Dec. 31, 2023.

BNY Mellon Investment Management is a leading global asset manager and consists of seven specialist investment firms and a global distribution platform to deliver a diversified range of investment capabilities to institutional and retail clients globally.

Our Investment Management model provides specialist expertise from seven investment firms offering solutions across major asset classes, backed by the strength, scale and proven stewardship of BNY
Mellon. Each investment firm has its own individual culture, investment philosophy and proprietary investment process. This approach brings our clients clear, independent thinking from highly experienced investment professionals.

The investment firms offer a broad range of actively managed equity, fixed income, multi-asset and liability-driven investments, along with passive products and cash management. Our six majority-owned investment firms are as follows: ARX, Dreyfus, Insight Investment, Mellon, Newton Investment Management and Walter Scott. BNY Mellon owns a noncontrolling interest in Siguler Guff.

In November 2022, BNY Mellon sold Alcentra. As part of the sale agreement, Investment Management will continue to offer Alcentra’s capabilities in BNY Mellon’s sub-advised funds and in select regions via its global distribution platform. BNY Mellon continues to provide Alcentra with ongoing asset servicing support. Additionally, Investment Management exclusively distributes Alcentra products in Japan.

Investment Management has multiple global distribution entities, which are responsible for distributing the investment solutions developed and managed by the investment firms, as well as responsibility for management and distribution of our U.S. mutual funds, ETFs and certain offshore money market funds.

BNY Mellon Wealth Management provides investment management, custody, wealth and estate planning, private banking services, investment servicing and information management. BNY Mellon Wealth Management has $312 billion in client assets as of Dec. 31, 2023, and more than 30 offices in the U.S. and internationally.

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

18 BNY Mellon

Results of Operations (continued)
The results of the Investment and Wealth Management business segment are driven by a blend of daily, monthly and quarterly AUM by product type. The overall level of AUM for a given period is determined by:
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

Review of financial results

AUM of $2.0 trillion increased 8% compared with Dec. 31, 2022, primarily reflecting higher market values and the favorable impact of a weaker U.S. dollar, partially offset by cumulative net outflows.

Net long-term strategy outflows were $25 billion in 2023, driven by outflows of equity, index and multi-asset and alternative investments, partially offset by inflows of liability-driven investments. Short-term strategy inflows were $5 billion in 2023.

Total revenue of $3.1 billion decreased 11% compared with 2022. The drivers of total revenue by line of business are indicated below.

Investment Management revenue of $2.1 billion decreased 13% compared with 2022, primarily reflecting the reduction in the fair value of a contingent consideration receivable and the impact of the prior year divestiture, as well as the mix of AUM flows, partially offset the abatement of money market fee waivers and seed capital gains.

Wealth Management revenue of $1.1 billion decreased 7% compared with 2022, primarily reflecting changes in product mix and lower net interest revenue.

Revenue generated in the Investment and Wealth Management business segment included 33% from non-U.S. sources in 2023, compared with 35% in 2022.

Noninterest expense of $2.8 billion decreased 21% compared with 2022, primarily reflecting the goodwill impairment in the Investment Management reporting unit in 2022, the impact of a prior year divestiture and efficiency savings, partially offset by higher investments and revenue-related expenses, as well as inflation.

BNY Mellon 19

Results of Operations (continued)
Other segment

(in millions)	2023	2022	2021
Fee revenue	$(10)	$61	$36
Investment and other revenue	(11)	(373)	15
Total fee and other revenue	(21)	(312)	51
Net interest expense	(102)	(162)	(159)
Total revenue	(123)	(474)	(108)
Provision for credit losses	(17)	23	(17)
Noninterest expense	956	278	161
(Loss) before income taxes	$(1,062)	$(775)	$(252)

Average loans and leases	$1,669	$1,225	$1,594

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

Review of financial results

Loss before taxes was $1.1 billion in 2023 compared with $775 million in 2022.

Investment and other revenue increased $362 million compared with 2022, primarily reflecting the net loss from repositioning the security portfolio recorded in 2022.

Noninterest expense increased $678 million compared with 2022, primarily driven by the FDIC special assessment.

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

At Dec. 31, 2023, approximately 55% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 11,000 employees in EMEA, approximately 18,400 employees in APAC and approximately 800 employees in other global locations, primarily Brazil.

We are a leading global asset manager. Our international operations managed 51% of BNY

20 BNY Mellon

Results of Operations (continued)
Mellon’s AUM at Dec. 31, 2023 and 53% at Dec. 31, 2022.

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

Foreign exchange rates vs. U.S. dollar	2023	2022	2021
Spot rate (at Dec. 31):
British pound	$1.2749	$1.2096	$1.3543
Euro	1.1046	1.0708	1.1373
Yearly average rate:
British pound	$1.2432	$1.2375	$1.3755
Euro	1.0813	1.0550	1.1994

International clients accounted for 36% of revenues in 2023 and 2022. Net income from international operations was $2.0 billion in 2023, compared with $1.7 billion in 2022.

In 2023, revenues from EMEA were $4.1 billion, compared with $4.0 billion in 2022. The 4% increase primarily reflects higher net interest revenue and net new business in the Securities Services and Market and Wealth Services business segments. The increase was partially offset by lower revenue in the Investment and Wealth Management business segment. The decrease in revenue in the Investment and Wealth Management business segment primarily reflects the impact of the prior year divestiture, mix of AUM flows and lower market values.

The Securities Services, Market and Wealth Services and Investment and Wealth Management business segments generated 60%, 21% and 19% of EMEA revenues, respectively. Net income from EMEA was $1.1 billion in 2023, compared with $880 million in 2022.

Revenues from APAC were $1.3 billion in 2023, compared with $1.1 billion in 2022. The 14% increase primarily reflects higher net interest revenue in the Securities Services and Market and Wealth Services business segments.

The Securities Services, Market and Wealth Services and Investment and Wealth Management business segments generated 56%, 32% and 12% of APAC revenues, respectively. Net income from APAC was $547 million in 2023, compared with $432 million in 2022.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 25 of the Notes to Consolidated Financial Statements.

BNY Mellon 21

Results of Operations (continued)
Country risk exposure

The following table presents BNY Mellon’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2023, as well as certain countries with higher-risk profiles, and is presented on an internal risk management basis. We monitor our exposure to these and other countries as part of our internal country risk management process.
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

Country risk exposure at Dec. 31, 2023	Interest-bearing deposits						Total exposure
(in billions)	Central banks	Banks		Lending (a)	Securities (b)	Other (c)
Top 10 country exposure:
Germany	$16.9	$0.6		$0.8	$3.8	$0.3	$22.4
United Kingdom (“UK”)	10.9	0.7		1.4	3.0	2.3	18.3
Belgium	8.2	0.8		0.1	0.8	—	9.9
Canada	—	1.3		0.1	3.9	1.2	6.5
Netherlands	3.4	—		0.2	1.1	0.2	4.9
Japan	1.2	0.8		0.1	0.4	0.3	2.8
Luxembourg	0.1	—		1.4	0.1	1.2	2.8
South Korea	0.1	—		2.0	0.1	0.5	2.7
Australia	—	1.0		0.3	0.7	0.5	2.5
France	—	—		0.1	1.9	0.5	2.5
Total Top 10 country exposure	$40.8	$5.2		$6.5	$15.8	$7.0	$75.3	(d)

Select country exposure:
Brazil	$—	$0.2		$0.9	$0.1	$0.1	$1.3
Russia	—	0.4	(e)	—	—	—	0.4
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

The war in Ukraine has increased our focus on Russia. The country risk exposure to Russia consists of cash balances related to our securities services businesses and may increase in the future to the extent cash is received for the benefit of our clients that is subject to distribution restrictions. BNY Mellon has ceased new banking business in Russia and suspended investment management purchases of Russian securities. At Dec. 31, 2023, less than 0.1% of our AUC/A and less than 0.01% of our AUM consisted of Russian securities. We will continue to work with multinational clients that depend on our custody and record keeping services to manage their exposures.
We are also monitoring our exposure to Israel as part of our internal country risk management process. At Dec. 31, 2023, our total exposure to Israel was $165 million and primarily consisted of investment grade short-term interest-bearing deposits and OTC derivatives maturing within six months.

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

22 BNY Mellon

Results of Operations (continued)
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

The quantitative component of our estimate uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. For the quantitative component, we segment portfolios into various major components including commercial loans and lease financing, commercial real estate, financial institutions, residential mortgages, and other. The segmentation of our debt securities portfolios is by major asset class and is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type. The components of the credit loss calculation for each major portfolio or asset class include a probability of default, loss given default and exposure at default, as applicable, and their values depend on the forecast behavior of variables in the macroeconomic environment. We utilize a multi-scenario macroeconomic forecast which includes a weighting of three scenarios: a baseline and upside and downside scenarios and allows us to develop our estimate using a wide span of economic variables. Our baseline scenario reflects a view on likely performance of each global region and the other two scenarios are designed relative to the baseline scenario. This approach incorporates a reasonable and supportable forecast period spanning the life of the asset, and includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. The length of each of the two components depends on the underlying financial instrument, scenario, and underlying economic input variable. In general, the initial economic outlook period for each economic input variable under each scenario ranges between several months and two years. The speed at which the scenario-specific forecasts revert to long-term historical mean is based on observed historical patterns of mean reversion at the economic variable input level that are reflected in our model parameter estimates. Certain macroeconomic variables such as unemployment or home prices take longer to revert after a contraction, though specific recovery times are scenario-specific. Reversion will usually take longer the further away the scenario-specific forecast is from the historical mean. On a quarterly basis, and within a developed governance structure, we update these scenarios for current economic conditions and may adjust the scenario weighting based on our economic outlook. The Company uses judgment to assess these economic conditions and loss data in determining the best estimate of the allowance for credit losses and these estimates are subject to periodic refinement based on changes to underlying external or Company-specific historical data.

In the quantitative component of our estimate, we measure expected credit losses using an individual evaluation method if the risk characteristics of the asset is no longer consistent with the portfolio or class of asset. For these assets, we do not employ the macroeconomic model calculation but consider factors such as payment status, collateral value, the obligor’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, and recovery expectations if they can be reasonably estimated. For loans, we measure the expected credit loss as the difference between the amortized cost basis of the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral-dependent. We generally individually evaluate nonperforming loans as well as loans that have been or are anticipated to be modified given the risk characteristics of such loans.

BNY Mellon 23

Results of Operations (continued)
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

Our allowance for credit losses is sensitive to a number of inputs, most notably the macroeconomic forecast assumptions that are incorporated into our estimate of credit losses through the expected life of the loan portfolio, as well as credit ratings assigned to each borrower. As the macroeconomic environment and related forecasts change, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs. If commercial real estate property values were increased 10% and all other credits were rated one grade better, the quantitative allowance would have decreased by $47 million, and if commercial real estate property values were decreased 10% and all other credits were rated one grade worse, the quantitative allowance would have increased by $83 million. Our multi-scenario based macroeconomic forecast used in determining the Dec. 31, 2023 allowance for credit losses consisted of three scenarios. The baseline scenario reflects slightly increasing GDP growth, stable unemployment and declining commercial real estate prices through the end of 2024. The upside scenario reflects faster GDP growth, declining unemployment through the second quarter of 2024 before moderating and higher commercial real estate prices compared with the baseline. The downside scenario contemplates negative GDP growth through the first quarter of 2024 with subsequent stabilization through the third quarter of 2024, as well as rapidly increasing unemployment through 2024 and sharply lower commercial real estate prices than the baseline. At Dec. 31, 2023, we placed the most weight on our downside scenario, followed by the baseline scenario, with the remaining weighting placed on the upside scenario. From a sensitivity perspective, at Dec. 31, 2023, if we had applied 100% weighting to the downside scenario, the quantitative allowance for credit losses would have been approximately $88 million higher.

See Notes 1 and 5 of the Notes to Consolidated Financial Statements for additional information regarding the allowance for credit losses.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($16.3 billion at Dec. 31, 2023) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2023) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

Goodwill

BNY Mellon’s business segments include six reporting units for which annual goodwill impairment

24 BNY Mellon

Results of Operations (continued)
testing is performed. An interim goodwill impairment test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value.

The goodwill impairment test compares the estimated fair value of the reporting unit with its carrying amount, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit were to exceed its estimated fair value, an impairment loss would be recorded for the difference.

In each quarter of 2023, we completed an interim goodwill impairment test of the Investment Management reporting unit, which had $6.1 billion of allocated goodwill as of Dec. 31, 2023. In all cases, we determined the fair value of the Investment Management reporting unit exceeded its carrying value and no goodwill impairment was recorded.

For the Dec. 31, 2023 test, the fair value of the Investment Management reporting unit exceeded its carrying value by approximately 5%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2023. The discount rate applied to these cash flows was 10.5%.

As of Dec. 31, 2023, if the discount rate applied to the estimated cash flows was increased or decreased by 25 basis points, the fair value of the Investment Management reporting unit would decrease or increase by 4%, respectively. Similarly, if the long-term growth rate was increased or decreased by 10 basis points, the fair value of the Investment Management reporting unit would increase or decrease by approximately 1%, respectively.

In the second quarter of 2023, we performed our annual goodwill impairment test on the remaining five reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2023. The discount rate applied to these cash flows was 10%.

As a result of the annual goodwill impairment test, no goodwill impairment was recognized. The fair values of the Company’s remaining five reporting units were substantially in excess of the respective reporting units’ carrying value.

Intangible assets

Key judgments in accounting for intangible assets include determining the useful life and classification between goodwill and indefinite-lived intangible assets or other amortizing intangible assets.

Indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2023) are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. As a result of the annual evaluation, no impairment was recognized, however, a $698 million indefinite-lived intangible asset related to customer relationships in the Investment Management business exceeded its carrying value by approximately 7%.

Other amortizing intangible assets ($274 million at Dec. 31, 2023) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

Determining the fair value of a reporting unit or indefinite-lived intangible assets is subject to uncertainty as it is reliant on estimates of cash flows that extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. In the future, changes in the assumptions or the discount rate could produce a material non-cash goodwill or intangible asset impairment.

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

BNY Mellon 25

Results of Operations (continued)
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

At Dec. 31, 2023, total assets were $410 billion, compared with $406 billion at Dec. 31, 2022. The increase in total assets was primarily driven by higher interest-bearing deposits with the Federal Reserve and other central banks and federal funds sold and securities purchased under resale agreements, partially offset by lower securities and interest-bearing deposits with banks. Deposits totaled $284 billion at Dec. 31, 2023, compared with $279 billion at Dec. 31, 2022. The increase primarily reflects higher interest-bearing deposits in U.S. offices and non-U.S. offices, partially offset by lower non-interest bearing deposits (principally U.S. offices). Total interest-bearing deposit liabilities as a percentage of total interest-earning assets were 66% at Dec. 31, 2023 and 58% at Dec. 31, 2022.

At Dec. 31, 2023, available funds totaled $158 billion and includes cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $138 billion at Dec. 31, 2022. Total available funds as a percentage of total assets were 38% at Dec. 31, 2023 and 34% at Dec. 31, 2022. For additional information on our available funds, see “Liquidity and dividends.”

Securities were $126 billion, or 31% of total assets, at Dec. 31, 2023, compared with $143 billion, or 35% of total assets, at Dec. 31, 2022. The decrease primarily reflects lower U.S. Treasury and non-U.S. government securities, partially offset by unrealized pre-tax gains. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $67 billion, or 16% of total assets, at Dec. 31, 2023, compared with $66 billion, or 16% of total assets, at Dec. 31, 2022. Increases in nearly all loan portfolios were partially offset by lower overdrafts and wealth management loans. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $31 billion at Dec. 31, 2023 and $30 billion at Dec. 31, 2022. The increase primarily reflects issuances, partially offset by maturities and repurchases. For additional information on long-term debt, see “Liquidity and dividends” and Note 13 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity totaled $41 billion at Dec. 31, 2023 and Dec. 31, 2022. For additional information, see “Capital” and Note 15 of the Notes to Consolidated Financial Statements.

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

26 BNY Mellon

Results of Operations (continued)
The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2022		2023 change in unrealized gain (loss)	Dec. 31, 2023			Fair value as a % of amortized cost (a)	Unrealized gain (loss)		% Floating rate (b)	Ratings (c)
													BBB+/ BBB-	BB+ and lower
(dollars in millions)	Fair value			Amortized cost (a)	Fair value						AAA/ AA-	A+/ A-			Not rated
Agency residential mortgage-backed securities (“RMBS”)	$38,916		$796	$43,197	$39,333		91%	$(3,864)		21%	100%	—%	—%	—%	—%
U.S. Treasury	41,503		623	27,316	26,476		97	(840)		62	100	—	—	—	—
Non-U.S. government (d)	22,361		342	21,135	20,543		97	(592)		42	94	3	2	1	—
Agency commercial mortgage-backed securities (“MBS”)	11,864		214	11,602	11,010		95	(592)		45	100	—	—	—	—
Collateralized loan obligations (“CLOs”)	6,300		123	7,125	7,119		100	(6)		100	100	—	—	—	—
U.S. government agencies	6,115		137	7,199	6,780		94	(419)		42	100	—	—	—	—
Foreign covered bonds (e)	5,776		93	6,489	6,317		97	(172)		57	100	—	—	—	—
Non-agency commercial MBS	3,054		32	3,245	2,997		92	(248)		53	100	—	—	—	—
Non-agency RMBS	2,060		24	1,909	1,766		92	(143)		46	85	3	—	6	6
Other asset-backed securities (“ABS”)	1,319		41	1,026	943		92	(83)		18	100	—	—	—	—
Other	24		—	13	11		88	(2)		—	—	—	—	—	100
Total securities	$139,292	(f)	$2,425	$130,256	$123,295	(f)	95%	$(6,961)	(f)(g)	44%	99%	1%	—%	—%	—%
(a)    Amortized cost reflects historical impairments, and is net of the allowance for credit losses.
(b)    Includes the impact of hedges.
(c)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(d)    Includes supranational securities. Primarily consists of exposure to Germany, France, UK, Canada, the Netherlands and Belgium.
(e)    Primarily consists of exposure to Canada, UK, Australia, Germany, Singapore and Norway.
(f)    Includes net unrealized gains on derivatives hedging securities available-for-sale (including terminated hedges) of $2,678 million at Dec. 31, 2022 and net unrealized gain (including terminated hedges) of $1,767 million at Dec. 31, 2023.
(g)    At Dec. 31, 2023, includes pre-tax net unrealized losses of $2,094 million related to available-for-sale securities, net of hedges, and $4,867 related to held-to-maturity securities. The after-tax unrealized losses, net of hedges, related to available-for-sale securities is $1,580 million and the after-tax equivalent related to held-to-maturity securities is $3,711 million.

The fair value of our securities portfolio, including related hedges, was $123.3 billion at Dec. 31, 2023, compared with $139.3 billion at Dec. 31, 2022. The decrease primarily reflects lower U.S. Treasury and non-U.S. government securities, partially offset by unrealized pre-tax gains.

At Dec. 31, 2023, the securities portfolio had a net unrealized loss, including the impact of related hedges, of $7.0 billion, compared with $9.4 billion at Dec. 31, 2022. The decrease in the unrealized loss, including the impact of related hedges, primarily reflects securities moving closer to maturity.

The fair value of the available-for-sale securities totaled $78.6 billion at Dec. 31, 2023, net of hedges, or 64% of the securities portfolio, net of hedges. The fair value of the held-to-maturity securities totaled $44.7 billion at Dec. 31, 2023, or 36% of the securities portfolio, net of hedges.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $1.6 billion at Dec. 31, 2023, compared with $2.4 billion at Dec. 31, 2022. Net unrealized loss, including the impact of hedges, decreased as securities moved closer to maturity.

At Dec. 31, 2023, 99% of the securities in our portfolio were rated AAA/AA-, unchanged compared with Dec. 31, 2022.

See Note 4 of the Notes to Consolidated Financial Statements for the pre-tax net securities gains (losses) by security type. See Note 20 of the Notes to Consolidated Financial Statements for securities by level in the fair value hierarchy.

The following table presents the amortizable purchase premium (net of discount) and net amortization related to the securities portfolio.

Amortizable purchase premium (net of discount) and net amortization of securities (a)
(in millions)	2023	2022	2021
Amortizable purchase premium, net of discount	$821	$1,109	$1,863
Net amortization	$167	$362	$655
(a)    Amortization of purchase premium decreases net interest revenue while accretion of discount increases net interest revenue. Both are recorded on a level yield basis.

BNY Mellon 27

Results of Operations (continued)
Equity investments

We have several equity investments recorded in other assets. These include equity method investments, including renewable energy, investments in qualified affordable housing projects, Federal Reserve Bank stock, seed capital and other investments. The following table presents the carrying values at Dec. 31, 2023 and Dec. 31, 2022.

Equity investments	Dec. 31,
(in millions)	2023	2022
Renewable energy investments	$1,049	$871
Qualified affordable housing project investments	1,213	1,298
Equity method investments:
CIBC Mellon	607	545
Siguler Guff	234	242
Other	32	16
Total equity method investments	873	803
Federal Reserve Bank stock	480	478
Other equity investments (a)	741	695
Seed capital (b)	232	218
Federal Home Loan Bank stock	7	6
Total equity investments	$4,595	$4,369
(a)    Includes strategic equity, private equity and other investments.
(b)    Includes investments in BNY Mellon funds which hedge deferred incentive awards.
For additional information on certain seed capital investments and our private equity investments, see “Investments valued using net asset value (“NAV”) per share” in Note 8 of the Notes to Consolidated Financial Statements.

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

Loans

Total exposure – consolidated	Dec. 31, 2023			Dec. 31, 2022
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Financial institutions	$10.5	$29.2	$39.7	$9.7	$31.7	$41.4
Commercial	2.1	11.4	13.5	1.7	11.7	13.4
Wealth management loans	9.1	0.5	9.6	10.3	0.6	10.9
Wealth management mortgages	9.1	0.3	9.4	9.0	0.2	9.2
Commercial real estate	6.8	3.4	10.2	6.2	3.9	10.1
Lease financings	0.6	—	0.6	0.7	—	0.7
Other residential mortgages	1.2	—	1.2	0.4	—	0.4
Overdrafts	3.1	—	3.1	4.8	—	4.8
Capital call financing	3.7	3.6	7.3	3.4	3.5	6.9
Other	2.7	—	2.7	3.0	—	3.0
Margin loans	18.0	—	18.0	16.9	—	16.9
Total	$66.9	$48.4	$115.3	$66.1	$51.6	$117.7

At Dec. 31, 2023, total lending-related exposure was $115.3 billion, a decrease of 2% compared with Dec. 31, 2022, primarily reflecting lower exposure in the financial institutions portfolio, lower overdrafts and lower exposure in the wealth management loans portfolio, partially offset by higher margin loans and other residential mortgage loans.
Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 46% of our total exposure at Dec. 31, 2023 and 47% at Dec. 31, 2022. Additionally, most of our overdrafts relate to financial institutions.

28 BNY Mellon

Results of Operations (continued)
Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2023					Dec. 31, 2022
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$2.3	$14.8	$17.1	91%	96%	$1.6	$17.5	$19.1
Asset managers	1.4	8.0	9.4	97	81	1.6	7.6	9.2
Banks	6.4	1.4	7.8	84	96	6.1	1.5	7.6
Insurance	0.1	3.9	4.0	100	13	0.1	3.8	3.9
Government	—	0.2	0.2	100	43	—	0.2	0.2
Other	0.3	0.9	1.2	98	47	0.3	1.1	1.4
Total	$10.5	$29.2	$39.7	92%	83%	$9.7	$31.7	$41.4

The financial institutions portfolio exposure was $39.7 billion at Dec. 31, 2023, a decrease of 4% compared with Dec. 31, 2022, primarily reflecting lower exposure in the securities industry portfolio.

Financial institution exposures are high-quality, with 92% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2023. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

The exposure to financial institutions is generally short-term, with 83% of the exposures expiring within one year. At Dec. 31, 2023, 19% of the exposure to financial institutions had an expiration within 90 days, compared with 17% at Dec. 31, 2022.

In addition, 62% of the financial institutions exposure is secured at Dec. 31, 2023. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

At Dec. 31, 2023, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $13.5 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit. Secured intraday credit facilities represent 34% of the exposure in the financial institutions portfolio and are reviewed and reapproved annually.

The asset managers portfolio exposure is high-quality, with 97% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2023. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Our banks portfolio exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 96% due in less than one year. The investment grade percentage of our banks exposure was 84% at Dec. 31, 2023, compared with 86% at Dec. 31, 2022. Our non-investment grade exposures are primarily trade finance loans in Brazil.

BNY Mellon 29

Results of Operations (continued)
Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2023					Dec. 31, 2022
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Services and other	$1.2	$3.4	$4.6	98%	41%	$0.8	$3.2	$4.0
Manufacturing	0.5	3.6	4.1	96	19	0.5	4.1	4.6
Energy and utilities	0.4	3.7	4.1	89	6	0.3	3.7	4.0
Media and telecom	—	0.7	0.7	88	3	0.1	0.7	0.8
Total	$2.1	$11.4	$13.5	94%	22%	$1.7	$11.7	$13.4

The commercial portfolio exposure was $13.5 billion at Dec. 31, 2023, an increase of 1% from Dec. 31, 2022, primarily driven by higher exposure in the services and other portfolios, partially offset by lower exposure in the manufacturing portfolio.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Investment grade percentages	Dec. 31,
	2023	2022	2021
Financial institutions	92%	95%	96%
Commercial	94%	95%	94%

Wealth management loans

Our wealth management loan exposure was $9.6 billion at Dec. 31, 2023, compared with $10.9 billion at Dec. 31, 2022. Wealth management loans primarily consist of loans to high-net-worth individuals, a majority of which are secured by the customers’ investment management accounts or custody accounts.

Wealth management mortgages

Our wealth management mortgage exposure was $9.4 billion at Dec. 31, 2023, compared with $9.2 billion at Dec. 31, 2022. Wealth management mortgages primarily consist of loans to high-net-worth individuals, which are secured by residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2023.

At Dec. 31, 2023, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 21%; New York – 14%; Florida – 11%; Massachusetts – 8%; and other – 46%.

30 BNY Mellon

Results of Operations (continued)
Commercial real estate

The composition of the commercial real estate portfolio by asset class, including percentage secured, is presented below.

Composition of commercial real estate portfolio by asset class	Dec. 31, 2023		Dec. 31, 2022
	Total exposure	Percentage secured (a)	Total exposure	Percentage secured (a)
(dollars in billions)
Residential	$4.3	88%	$4.1	85%
Office	2.6	74	2.8	75
Retail	0.8	63	0.9	58
Mixed-use	0.8	31	0.8	33
Hotels	0.6	40	0.6	42
Healthcare	0.5	57	0.4	49
Other	0.6	71	0.5	66
Total commercial real estate	$10.2	73%	$10.1	71%
(a)    Represents the percentage of secured exposure in each asset class.

Our commercial real estate exposure totaled $10.2 billion at Dec. 31, 2023 and $10.1 billion at Dec. 31, 2022. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2023, the unsecured portfolio consisted of real estate investment trusts (“REITs”) and real estate operating companies, which are both primarily investment grade.

At Dec. 31, 2023, our commercial real estate portfolio consisted of the following concentrations: New York metro – 36%; REITs and real estate operating companies – 27%; and other – 37%.

Lease financings

The lease financings portfolio exposure totaled $599 million at Dec. 31, 2023 and $657 million at Dec. 31, 2022. At Dec. 31, 2023, nearly all of leasing exposure was investment grade, or investment grade equivalent, and primarily consisted of exposures backed by well-diversified assets, primarily real estate and large-ticket transportation equipment.
Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.2 billion at Dec. 31, 2023 and $345 million at Dec. 31, 2022.

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

Margin loans

Margin loan exposure of $18.0 billion at Dec. 31, 2023 and $16.9 billion at Dec. 31, 2022 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin

BNY Mellon 31

Results of Operations (continued)
loans included $7 billion at Dec. 31, 2023 and $6 billion at Dec. 31, 2022 related to a term loan program that offers fully collateralized loans to broker-dealers.

Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio.

Maturity of loan portfolio at Dec. 31, 2023	Within 1 year	Between 1 and 5 years	Between 5 and 15 years	After 15 years	Total
(in millions)
Commercial	$1,472	$579	$61	$—	$2,112
Commercial real estate	1,708	3,909	1,143	—	6,760
Financial institutions	8,953	1,568	—	—	10,521
Lease financings	1	258	340	—	599
Wealth management loans	8,634	273	202	—	9,109
Wealth management mortgages	—	20	375	8,736	9,131
Other residential mortgages	—	5	137	1,024	1,166
Overdrafts	3,053	—	—	—	3,053
Capital call financing	2,469	1,231	—	—	3,700
Other	2,712	5	—	—	2,717
Margin loans	17,983	28	—	—	18,011
Total	$46,985	$7,876	$2,258	$9,760	$66,879

Interest rate characteristic

The following table shows the interest rate characteristic of loans maturing after one year.

Interest rate characteristic of loan portfolio maturing > 1 year at Dec. 31, 2023
(in millions)	Fixed rates	Floating rates	Total
Commercial	$61	$579	$640
Commercial real estate	112	4,940	5,052
Financial institutions	—	1,568	1,568
Lease financings	598	—	598
Wealth management loans	10	465	475
Wealth management mortgages	3,821	5,310	9,131
Other residential mortgages	1,142	24	1,166
Capital call financing	—	1,231	1,231
Other	—	5	5
Margin Loans	—	28	28
Total	$5,744	$14,150	$19,894

32 BNY Mellon

Results of Operations (continued)
Allowance for credit losses

Our credit strategy is to focus on investment grade clients who are active users of our non-credit services. Our primary exposure to the credit risk of a customer consists of funded loans, unfunded contractual commitments to lend, standby letters of credit and overdrafts associated with our custody and securities clearance businesses.

The following table presents the changes in our allowance for credit losses.

Allowance for credit losses activity	2023		2022
(dollars in millions)
Beginning balance of allowance for credit losses	$292		$260
Provision for credit losses	119		39
Charge-offs:
Loans:
Other residential mortgages	(3)		—
Other financial instruments	(2)		(11)
Total charge-offs	(5)		(11)
Recoveries:
Loans:
Commercial	1		—
Other residential mortgages	2		4
Other	5		—
Other financial instruments	—		—
Total recoveries	8		4
Net recoveries (charge-offs)	3		(7)
Ending balance of allowance for credit losses	$414		292

Allowance for loan losses	$303		$176
Allowance for lending-related commitments	87		78
Allowance for financial instruments (a)	24		38
Total allowance for credit losses	$414		$292
Total loans	$66,879		$66,063
Average loans outstanding	$64,096		$67,825
Net recoveries (charge-offs) of loans to average loans outstanding	—%		(0.01)%
Net recoveries (charge-offs) of loans to total allowance for loan losses and lending-related commitments	0.77		(2.76)
Allowance for loan losses as a percentage of total loans	0.45		0.27
Allowance for loan losses and lending-related commitments as a percentage of total loans	0.58		0.38
Net (charge-offs) to average loans by loan category: (b)
Other residential mortgages:	(0.11)%		N/A
Net (charge-offs) during the year	$(1)		N/A
Average loans outstanding	$908	(b)	N/A
(a)    Includes allowance for credit losses on federal funds sold and securities purchased under resale agreements, available-for-sale securities, held-to-maturity securities, accounts receivable, cash and due from banks and interest-bearing deposits with banks.
(b)    Average loans based on month-end balances.
N/A – Not applicable. There were no net charge-offs in 2022.

The provision for credit losses was $119 million in 2023, primarily driven by reserve increases related to commercial real estate exposure and changes in the macroeconomic forecast.

The allowance for loan losses and allowance for lending-related commitments represent management’s estimate of lifetime expected losses in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

BNY Mellon 33

Results of Operations (continued)
Based on an evaluation of the allowance for credit losses as discussed in “Critical accounting estimates” and Note 1 of the Notes to Consolidated Financial Statements, we have allocated our allowance for loans and lending-related commitments as presented below.

Allocation of allowance for loan losses and lending-related commitments (a)
	Dec. 31,
	2023		2022
(dollars in millions)	$	%	$	%
Commercial real estate	$325	83%	$184	72%
Commercial	27	7	18	7
Financial institutions	19	4	24	9
Wealth management mortgages	9	2	12	5
Other residential mortgages	4	1	8	3
Capital call financing	4	1	6	2
Wealth management loans	1	1	1	1
Lease financings	1	1	1	1
Total	$390	100%	$254	100%
(a)    The allowance allocated to margins loans, overdrafts and other loans was insignificant at both Dec. 31, 2023 and Dec. 31, 2022. We have rarely suffered a loss on these types of loans.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2023	2022
Nonperforming loans:
Commercial real estate	$189	$54
Other residential mortgages	24	31
Wealth management mortgages	19	22
Total nonperforming loans	232	107
Other assets owned	5	2
Total nonperforming assets	$237	$109
Nonperforming assets ratio	0.35%	0.16%
Allowance for loan losses/nonperforming loans	130.6	164.5
Allowance for loan losses/nonperforming assets	127.8	161.5
Allowance for credit losses/nonperforming loans	168.1	237.4
Allowance for credit losses/nonperforming assets	164.6	233.0

Nonperforming assets increased $128 million in 2023 compared with 2022, primarily reflecting higher nonperforming commercial real estate loans.

See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

We receive client deposits through the businesses in the Securities Services, Market and Wealth Services and Investment and Wealth Management segments and we rely on those deposits as a low-cost and stable source of funding.

Total deposits were $283.7 billion at Dec. 31, 2023, an increase of 2%, compared with $279.0 billion at Dec. 31, 2022. The increase primarily reflects higher interest-bearing deposits in U.S. offices and non-U.S. offices, partially offset by lower non-interest bearing deposits (principally U.S. offices).

Noninterest-bearing deposits were $58.3 billion at Dec. 31, 2023, compared with $78.0 billion at Dec. 31, 2022, reflecting client activity. Interest-bearing deposits were primarily demand deposits and totaled $225.4 billion at Dec. 31, 2023, compared with $201.0 billion at Dec. 31, 2022.

The aggregate amount of deposits by foreign customers in domestic offices was $55.1 billion at Dec. 31, 2023 and $61.2 billion at Dec. 31, 2022.

Deposits in foreign offices totaled $96.6 billion at Dec. 31, 2023 and $98.3 billion at Dec. 31, 2022. These deposits were primarily overnight deposits.

Uninsured deposits are the portion of domestic deposits accounts that exceed the FDIC insurance limit. Uninsured deposits in domestic deposit accounts are generally demand deposits and totaled $168.4 billion at Dec. 31, 2023 and $156.6 billion at Dec. 31, 2022.

34 BNY Mellon

Results of Operations (continued)
The following table presents the amount of uninsured domestic and foreign time deposits disaggregated by time remaining until maturity.

Uninsured time deposits at Dec. 31, 2023
(in millions)	Domestic	Foreign
Less than 3 months	$331	$661
3 to 6 months	161	5
6-12 months	154	9
Over 12 months	1	—
Total	$647	$675

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

Federal funds purchased and securities sold under repurchase agreements include repurchase agreement activity with the Fixed Income Clearing Corporation (“FICC”), where we record interest expense on a gross basis, but the ending and average balances reflect the impact of offsetting under enforceable netting agreements. This activity primarily relates to government securities collateralized resale and repurchase agreements executed with clients that are novated to and settle with the FICC.

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

Other borrowed funds primarily include borrowings from the Federal Home Loan Bank, overdrafts of sub-custodian account balances in our Securities Services businesses, finance lease liabilities and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements.
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

BNY Mellon 35

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

Available funds	Dec. 31, 2023	Dec. 31, 2022	Average
(dollars in millions)			2023	2022	2021
Cash and due from banks	$4,922	$5,030	$5,287	$5,542	$5,922
Interest-bearing deposits with the Federal Reserve and other central banks	111,550	91,655	103,904	97,442	113,346
Interest-bearing deposits with banks	12,139	17,169	13,620	16,826	20,757
Federal funds sold and securities purchased under resale agreements	28,900	24,298	26,077	24,953	28,530
Total available funds	$157,511	$138,152	$148,888	$144,763	$168,555
Total available funds as a percentage of total assets	38%	34%	37%	34%	37%

Total available funds were $157.5 billion at Dec. 31, 2023, compared with $138.2 billion at Dec. 31, 2022. The increase was primarily due to higher interest-bearing deposits with the Federal Reserve and other central banks and federal funds sold and securities purchased under resale agreements, partially offset by lower interest-bearing deposits with banks.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, other borrowed funds and commercial paper, were $25.0 billion for 2023 and $16.9 billion for 2022. The increase primarily reflects higher federal funds purchased and securities sold under repurchase agreements and other borrowed funds.

Average interest-bearing domestic deposits were $123.5 billion for 2023 and $111.5 billion for 2022.

Average foreign deposits, primarily from our European-based businesses included in the Securities Services and Market and Wealth Services segments, were $88.8 billion for 2023, compared with $101.9 billion for 2022. The decrease primarily reflects client activity.

Average payables to customers and broker-dealers were $14.4 billion for 2023 and $17.1 billion for
2022. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $31.0 billion for 2023 and $27.4 billion for 2022.

Average noninterest-bearing deposits decreased to $59.2 billion for 2023 from $85.7 billion for 2022, primarily reflecting client activity.

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

36 BNY Mellon

Results of Operations (continued)
Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2023
	Moody’s		S&P	Fitch		DBRS
Parent:
Long-term senior debt	A1		A	AA-		AA
Subordinated debt	A2		A-	A		AA (low)
Preferred stock	Baa1		BBB	BBB+		A
Outlook – Parent	Positive		Stable	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2		AA-	AA		AA (high)
Subordinated debt	NR		A	NR		NR
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P-1		A-1+	F1+		R-1 (high)
Commercial paper	P-1		A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	(a)	AA-	AA	(a)	AA (high)
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P-1		A-1+	F1+		R-1 (high)

Outlook – Banks	Negative (multiple)	(b)	Stable	Stable		Stable
(a)    Represents senior debt issuer default rating.
(b)    Positive outlook on long-term senior debt ratings. Negative outlook on long-term deposits ratings. Positive outlook on senior unsecured rating for The Bank of New York Mellon.
NR – Not rated.

In November 2023, Moody’s Investor Service (“Moody’s”) confirmed the long-term issuer ratings, debt ratings, counterparty risk ratings and counterparty risk assessments of the Parent and our rated subsidiaries. Following the confirmation, the rating outlook for the Parent and The Bank of New York Mellon’s issuer and senior unsecured ratings is positive. In August 2023, Moody’s affirmed all Prime-1 short-term ratings of the Parent and rated subsidiaries as well as the long-term deposit ratings for The Bank of New York Mellon and BNY Mellon, N.A.

Long-term debt totaled $31.3 billion at Dec. 31, 2023 and $30.5 billion at Dec. 31, 2022. Issuances of $6.5 billion and an increase in the fair value of hedged long-term debt were partially offset by maturities and repurchases of $6.1 billion. The Parent has $4.9 billion of long-term debt that will mature in 2024.

The following table presents the long-term debt issued in 2023.

Debt issuances
(in millions)	2023
4.947% fixed-to-floating callable senior notes due 2027	$1,500
6.474% fixed-to-floating callable senior notes due 2034	1,100
4.967% fixed-to-floating callable senior notes due 2034	1,000
6.317% fixed-to-floating callable senior notes due 2029	900
4.706% fixed-to-floating callable senior notes due 2034	750
4.543% fixed-to-floating callable senior notes due 2029	750
5.148% fixed-to-floating callable senior bank notes due 2026	500
Total debt issuances	$6,500

In December 2023, the Parent redeemed all outstanding shares of its Series D Noncumulative Perpetual Preferred Stock. See Note 15 of the Notes to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

The Bank of New York Mellon may issue notes and CDs. At Dec. 31, 2023 and Dec. 31, 2022, $1.3 billion and $780 million, respectively, of notes were outstanding. At Dec. 31, 2023 and Dec. 31, 2022, $397 million and $122 million of CDs were outstanding, respectively.

BNY Mellon 37

Results of Operations (continued)
The Bank of New York Mellon also issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. There was no commercial paper outstanding at Dec. 31, 2023 and Dec. 31, 2022. The average commercial paper outstanding was $5 million for 2023 and 2022.

Subsequent to Dec. 31, 2023, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $1.7 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2023, non-bank subsidiaries of the Parent had liquid assets of approximately $3.2 billion. Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

Pershing LLC has one uncommitted line of credit in place for liquidity purposes which is guaranteed by the Parent for $300 million. Average borrowings under this line were less than $1 million in 2023. Pershing Limited, an indirect UK-based subsidiary of BNY Mellon, has two separate uncommitted lines of credit amounting to $261 million in aggregate. Average borrowings under these lines were $16 million, in aggregate, in 2023.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY Mellon’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash generating fee-based business model, with fee revenue representing 74% of total revenue in 2023, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 120.5% at Dec. 31, 2023 and Dec. 31, 2022, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2023, we paid $1.5 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 41% for 2023.

In 2023, we repurchased 55.8 million common shares at an average price of $46.66 per common share for a total cost of $2.6 billion.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY Mellon, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY Mellon’s consolidated HQLA at Dec. 31, 2023, and the average HQLA and average LCR for the fourth quarter of 2023.

Consolidated HQLA and LCR	Dec. 31, 2023	Sept. 30, 2023
(dollars in billions)
Cash (a)	$111	$107
Securities (b)	72	70
Total consolidated HQLA (c)	$183	$177

Total consolidated HQLA – average (c)	$192	$180
Average consolidated LCR	117%	121%
(a)    Primarily includes cash on deposit with central banks.
(b)    Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereigns and U.S. agencies.
(c)    Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $153 billion at Dec. 31, 2023 and $140 billion at Sept. 30, 2023, and averaged $143 billion for the fourth quarter of 2023 and $129 billion for the third quarter of 2023.

BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout 2023.

38 BNY Mellon

Results of Operations (continued)
Net stable funding ratio (“NSFR”)

The NSFR is a liquidity requirement applicable to large U.S. banking organizations, including BNY Mellon. The NSFR is expressed as a ratio of the available stable funding to the required stable funding amount over a one-year horizon. Our average consolidated NSFR was 135% for the fourth quarter of 2023 and 136% for the third quarter of 2023.

BNY Mellon and each of our affected domestic bank subsidiaries were compliant with the NSFR requirement of at least 100% throughout the fourth quarter of 2023.

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

Net cash provided by operating activities was $5.9 billion in 2023, compared with $15.1 billion in 2022. In 2023, cash flows provided by operations primarily resulted from earnings and changes in accruals and other, net. In 2022, cash flows provided by operations primarily resulted from changes in trading assets and liabilities, changes in accruals and other, net and earnings.

Net cash used for investing activities was $5.8 billion in 2023, compared with net cash provided by investing activities of $19.9 billion in 2022. In 2023, net cash used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks and changes in federal funds sold and securities purchased under resale agreements, partially offset by a decrease in the securities portfolio. In 2022, net cash provided by investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks, a net decrease in the securities portfolio and change in federal funds sold and securities purchased under resale agreements.

Net cash used for financing activities was $3.5 billion in 2023, compared with $33.7 billion in 2022. In 2023, net cash used for financing activities primarily reflects repayments of long-term debt, changes in payables to customers and broker-dealers and common stock repurchases, partially offset by issuances of long-term debt and changes in deposits. In 2022, net cash used for financing activities primarily reflects changes in deposits and repayments of long-term debt, partially offset by issuances of long-term debt.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2023	2022
At Dec. 31:
BNY Mellon shareholders’ equity to total assets ratio	10.0%	10.0%
BNY Mellon common shareholders’ equity to total assets ratio	8.9%	8.8%
Total BNY Mellon shareholders’ equity	$40,874	$40,734
Total BNY Mellon common shareholders’ equity	$36,531	$35,896
BNY Mellon tangible common shareholders’ equity – Non-GAAP (a)	$19,278	$18,686
Book value per common share	$48.11	$44.40
Tangible book value per common share – Non-GAAP (a)	$25.39	$23.11
Closing stock price per common share	$52.05	$45.52
Market capitalization	$39,524	$36,800
Common shares outstanding	759,344	808,445

Full-year:
Cash dividends per common share	$1.58	$1.42
Common dividend payout ratio	41%	49%
Common dividend yield	3.0%	3.1%
(a)    See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.

BNY Mellon 39

Results of Operations (continued)
The Bank of New York Mellon Corporation total shareholders’ equity increased to $40.9 billion at Dec. 31, 2023 from $40.7 billion at Dec. 31, 2022. The increase primarily reflects earnings and unrealized gain on securities available-for-sale, partially offset by common stock repurchase activity and dividend payments.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $1.6 billion at Dec. 31, 2023, compared with $2.4 billion at Dec. 31, 2022. Net unrealized loss, including the impact of hedges, decreased as securities moved closer to maturity.

We repurchased 55.8 million common shares at an average price of $46.66 per common share for a total of $2.6 billion in 2023.

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

In July 2023, our Board of Directors approved a 14% increase in the quarterly cash dividend on common stock, from $0.37 to $0.42 per share. We began paying the increased quarterly cash dividend in the third quarter of 2023.

In December 2023, the Parent redeemed all outstanding shares of its Series D Noncumulative Perpetual Preferred Stock. See Note 15 of the Notes
to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2023 and Dec. 31, 2022, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.” Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation – Regulated Entities of BNY Mellon and Ancillary Regulatory Requirements” and “Risk Factors – Capital and Liquidity Risk – Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.”

The U.S. banking agencies’ capital rules are based on the framework adopted by the Basel Committee on Banking Supervision (“BCBS”), as amended from time to time. For additional information on these capital requirements, see “Supervision and Regulation.”

40 BNY Mellon

Results of Operations (continued)
The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2023					Dec. 31, 2022
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		11.5%	11.2%
Tier 1 capital ratio	6%		10		14.2	14.1
Total capital ratio	10		12		15.0	14.9
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		11.9%	11.3%
Tier 1 capital ratio	6%		10		14.7	14.4
Total capital ratio	10		12		15.7	15.3
Tier 1 leverage ratio	N/A	(c)	4		6.0	5.8
SLR (d)	N/A	(c)	5		7.3	6.8

The Bank of New York Mellon regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	6.5%		7%		16.2%	15.6%
Tier 1 capital ratio	8		8.5		16.2	15.6
Total capital ratio	10		10.5		16.3	15.7
Tier 1 leverage ratio	5		4		6.6	6.2
SLR (d)	6		3		8.6	7.7
(a)    Minimum requirements for Dec. 31, 2023 include minimum thresholds plus currently applicable buffers. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%. The stress capital buffer (“SCB”) requirement is 2.5%, equal to the regulatory minimum for Standardized Approach capital ratios.
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
N/A - Not applicable.

Our CET1 ratio determined under the Advanced Approaches was 11.5% at Dec. 31, 2023 and 11.2% at Dec. 31, 2022. The increase was primarily driven by capital generated through earnings and a net increase in accumulated other comprehensive income, partially offset by capital deployed through common stock repurchases and dividends.

The Tier 1 leverage ratio was 6.0% at Dec. 31, 2023, compared with 5.8% at Dec. 31, 2022. The increase was driven by lower average assets.

Risk-based capital ratios vary depending on the size of the balance sheet at period end and the levels and types of investments in assets, and leverage ratios vary based on the average size of the balance sheet over the quarter. The balance sheet size fluctuates from period to period based on levels of customer and market activity. In general, when servicing clients are more actively trading securities, deposit balances and the balance sheet as a whole are higher. In addition, when markets experience significant volatility or stress, our balance sheet size may increase considerably as client deposit levels increase.

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

BNY Mellon 41

Results of Operations (continued)
future impact the amount of capital that we are required to hold.

The following table presents our capital components and RWAs.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2023	2022
CET1:
Common shareholders’ equity	$36,531	$35,896
Adjustments for:
Goodwill and intangible assets (a)	(17,253)	(17,210)
Net pension fund assets	(297)	(317)
Embedded goodwill	(275)	(279)
Deferred tax assets	(62)	(56)
Other	(6)	(2)
Total CET1	18,638	18,032
Other Tier 1 capital:
Preferred stock	4,343	4,838
Other	(14)	(14)
Total Tier 1 capital	$22,967	$22,856
Tier 2 capital:
Subordinated debt	$1,148	$1,248
Allowance for credit losses	414	291
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,551	1,528
Excess of expected credit losses	85	50
Less: Allowance for credit losses	414	291
Total Tier 2 capital – Advanced Approaches	$1,222	$1,287
Total capital:
Standardized Approach	$24,518	$24,384
Advanced Approaches	$24,189	$24,143

Risk-weighted assets:
Standardized Approach	$156,254	$159,096
Advanced Approaches:
Credit Risk	$87,299	$90,243
Market Risk	3,380	2,979
Operational Risk	70,925	68,450
Total Advanced Approaches	$161,604	$161,672

Average assets for Tier 1 leverage ratio	$383,899	$396,643
Total leverage exposure for SLR	$313,749	$336,049
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax-deductible goodwill.
The table below presents the factors that impacted CET1 capital.

CET1 generation	2023
(in millions)
CET1 – Beginning of period	$18,032
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	3,051
Goodwill and intangible assets, net of related deferred tax liabilities	(43)
Gross CET1 generated	3,008
Capital deployed:
Common stock repurchases	(2,604)
Common stock dividends (a)	(1,262)
Total capital deployed	(3,866)
Other comprehensive gain (loss):
Unrealized gain on assets available-for-sale	881
Foreign currency translation	272
Unrealized gain on cash flow hedges	6
Defined benefit plans	(86)
Total other comprehensive gain	1,073
Additional paid-in capital (b)	400
Other additions (deductions):
Net pension fund assets	20
Embedded goodwill	4
Deferred tax assets	(6)
Other	(27)
Total other (deductions)	(9)
Net CET1 generated	606
CET1 – End of period	$18,638
(a)    Includes dividend-equivalents on share-based awards.
(b)    Primarily related to stock awards and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2023 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2023
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	6	bps	8	bps
Advanced Approaches	6		7

Tier 1 capital:
Standardized Approach	6		9
Advanced Approaches	6		9

Total capital:
Standardized Approach	6		10
Advanced Approaches	6		9

Tier 1 leverage	3		2

SLR	3		2

42 BNY Mellon

Results of Operations (continued)
Stress capital buffer

In July 2023, the Federal Reserve announced that BNY Mellon’s SCB requirement would remain at 2.5%, equal to the regulatory floor, for the period from Oct. 1, 2023 through Sept. 30, 2024. The SCB replaced the static 2.5% capital conservation buffer for Standardized Approach capital ratios for Comprehensive Capital Analysis and Review (“CCAR”) BHCs. The SCB does not apply to bank subsidiaries, which remain subject to the static 2.5% capital conservation buffer. See “Supervision and Regulation” for additional information.

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

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2023
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	30.3%
As a percentage of total leverage exposure	7.5%	9.5%	15.6%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	15.0%
As a percentage of total leverage exposure	4.5%	N/A	7.7%
N/A – Not applicable.

If BNY Mellon maintains risk-based ratio or leverage TLAC measures above the minimum required level, but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income.

BNY Mellon 43

Results of Operations (continued)
Issuer purchases of equity securities

Share repurchases – fourth quarter of 2023			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2023
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2023	3,450	$42.28	3,450	$2,700
November 2023	4,823	45.09	4,823	2,483
December 2023	1,763	49.26	1,763	2,396
Fourth quarter of 2023 (a)	10,036	$44.85	10,036	$2,396	(b)
(a)    Includes 64 thousand shares repurchased at a purchase price of $3 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price of open market share repurchases was $44.83.
(b)    Represents the maximum value of the shares to be repurchased under the share repurchase plan announced in January 2023 and includes shares repurchased in connection with employee benefit plans.

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
•VaR does not take into account the potential variability of market liquidity; and
•Previous moves in market risk factors may not produce accurate predictions of all future market moves.

See Note 23 of the Notes to Consolidated Financial Statements for additional information on the VaR methodology.

The following tables indicate the calculated VaR amounts for the trading portfolio for the designated periods using the historical simulation VaR model.

VaR (a)	2023			Dec. 31, 2023
(in millions)	Average	Minimum	Maximum
Interest rate	$3.2	$1.9	$7.6	$2.6
Foreign exchange	2.9	2.0	5.7	2.9
Equity	0.2	—	1.5	0.1
Credit	1.5	0.7	3.5	1.3
Diversification	(5.0)	N/M	N/M	(4.7)
Overall portfolio	2.8	1.3	8.9	2.2

44 BNY Mellon

Results of Operations (continued)

VaR (a)	2022			Dec. 31, 2022
(in millions)	Average	Minimum	Maximum
Interest rate	$4.1	$1.6	$9.3	$2.3
Foreign exchange	3.8	2.0	10.2	3.0
Equity	0.2	—	0.9	0.1
Credit	2.1	1.0	4.4	1.8
Diversification	(5.0)	N/M	N/M	(3.5)
Overall portfolio	5.2	2.5	11.4	3.7
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
During 2023, interest rate risk generated 41% of average gross VaR, foreign exchange risk generated 37% of average gross VaR, equity risk generated 3% of average gross VaR and credit risk generated 19% of average gross VaR. During 2023, our daily trading loss did not exceed our calculated VaR amount of the overall portfolio.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)
	Quarter ended
(dollars in millions)	Dec. 31, 2023	Sept. 30, 2023	June 30, 2023	March 31, 2023	Dec. 31, 2022
Revenue range:	Number of days
Less than $(2.5)	2	—	—	—	2
$(2.5) – $0	3	5	2	1	4
$0 – $2.5	18	14	15	20	13
$2.5 – $5.0	25	24	37	26	24
More than $5.0	15	20	9	15	20
(a)    Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest revenue.

Trading assets include debt and equity instruments and derivative assets, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading assets were $10.1 billion at Dec. 31, 2023 and $9.9 billion at Dec. 31, 2022.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading liabilities were $6.2 billion at Dec. 31, 2023 and $5.4 billion at Dec. 31, 2022.

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

BNY Mellon 45

Results of Operations (continued)
At Dec. 31, 2023, our OTC derivative assets, including those in hedging relationships, of $2.3 billion included a credit valuation adjustment (“CVA”) deduction of $16 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.8 billion included a debit valuation adjustment (“DVA”) of $4 million related to our own credit spread. Net of hedges, the CVA increased by $1 million and the DVA increased by $1 million in 2023, which increased other trading revenue by less than $1 million in 2023. During 2023, no realized loss was charged off against CVA reserves.

At Dec. 31, 2022, our OTC derivative assets, including those in hedging relationships, of $2.9 billion included a CVA deduction of $18 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.0 billion included a DVA of $6 million related to our own credit spread. Net of hedges, the CVA increased by $4 million and the DVA increased by $7 million in 2022, which increased other trading revenue by $3 million in 2022. During 2022, no realized loss was charged off against CVA reserves.

The table below summarizes our exposure, net of collateral related to our derivative counterparties, as determined on an internal risk management basis. Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY Mellon.

Foreign exchange and other trading counterparty risk rating profile

	Dec. 31, 2023		Dec. 31, 2022
(dollars in millions)	Exposure, net of collateral	Percentage of exposure, net of collateral	Exposure, net of collateral	Percentage of exposure, net of collateral
Investment grade	$2,062	95%	$2,553	98%
Non-investment grade	103	5%	63	2%
Total	$2,165	100%	$2,616	100%

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

The baseline scenario incorporates the market’s forward rate expectations and management’s assumptions regarding client deposit rates, credit spreads, changes in the prepayment behavior of loans and securities and the impact of derivative financial instruments used for interest rate risk management purposes as of each respective quarter-end. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior and are inherently uncertain. Actual results may differ materially from projected results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management’s strategies, among other factors. Client deposit levels and mix are key assumptions impacting net interest revenue in the baseline as well as the hypothetical interest rate scenarios. The earnings simulation model assumes static deposit levels and mix, and it also assumes that no management actions will be taken to mitigate the effects of interest rate changes. Typically, the baseline scenario uses the average deposit balances of the quarter.

In the table below, we use the earnings simulation model to assess the impact of various hypothetical interest rate scenarios compared to the baseline scenario. In each of the scenarios, all currencies’ interest rates are instantaneously shifted higher or lower at the start of the forecast. Long-term interest rates are defined as all tenors equal to or greater than three years and short-term interest rates are defined as all tenors equal to or less than three months. Interim term points are interpolated where applicable. The impact of interest rate shifts may not be linear. The results of this earnings simulation should therefore not be extrapolated for more severe interest rate scenarios than those presented in the table below.

46 BNY Mellon

Results of Operations (continued)
The following table shows net interest revenue sensitivity for BNY Mellon.

Estimated changes in net interest revenue (in millions)	Dec. 31, 2023	Sept. 30, 2023	Dec. 31, 2022
Up 100 bps rate shock vs. baseline	$254	$166	$214
Long-term up 100 bps, short-term unchanged	71	13	30
Short-term up 100 bps, long-term unchanged	183	153	184
Long-term down 100 bps, short-term unchanged (a)	(73)	(14)	(30)
Short-term down 100 bps, long-term unchanged	(270)	(214)	(251)
Down 100 bp rate shock vs. baseline	(343)	(228)	(281)
(a)    The sensitivity for Dec. 31, 2022 has been updated to reflect the impact of a 100 basis point decrease in long-term rates while short-term rates were unchanged.

At Dec. 31, 2023, the impact of a 100 basis point upward shift in rates on net interest revenue increased compared with Sept. 30, 2023 primarily due to higher cash and deposit balances in the most recent quarter, which increased the benefit of rising interest rates. The impact of a 100 basis point downward shift in rates on net interest revenue worsened compared with Sept. 30, 2023 primarily due higher cash and deposit balances.

While the net interest revenue sensitivity scenario calculations assume static deposit balances to facilitate consistent period-over-period comparisons, net interest revenue is impacted by changes in deposit balances. Noninterest-bearing deposits are particularly sensitive to changes in short-term rates.

To illustrate the net interest revenue sensitivity to deposit run-off, we estimate that a $5 billion instantaneous reduction or increase in U.S. dollar-denominated noninterest-bearing deposits would reduce or increase the net interest revenue sensitivity results in the up 100 basis point scenario in the table above by approximately $290 million. The impact would be smaller if the run-off was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

Additionally, during periods of low short-term interest rates, money market mutual fund fees and other similar fees are typically waived to protect investors from negative returns.

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

Estimated changes in EVE	Dec. 31, 2023

Rate change:
Up 200 bps vs. baseline	2.5%
Up 100 bps vs. baseline	2.2%
Down 100 bps vs. baseline	(2.7)%
Down 200 bps vs. baseline	(6.1)%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2023, net investments in foreign operations totaled $14 billion and were spread across 19 foreign currencies.

BNY Mellon 47

Risk Management
Overview

BNY Mellon plays a vital role in the global financial markets, and effective risk management is critical to our success. BNY Mellon operates under the Enterprise Risk Management Framework (“risk management framework”) which is the foundation of our risk management approach. Risk management begins with a strong risk culture, and we reinforce our culture through principle-based policies including the Code of Conduct, which are grounded in our core values of passion for excellence, integrity, strength in diversity and courage to lead.

These values are critical to our success. They not only explain what we stand for and our shared culture, but also help us to think and act globally. They serve as a representation of the promises we have made to our clients, communities, shareholders and each other.

BNY Mellon’s Risk Identification process is a core component of BNY Mellon’s risk framework and is the foundation for understanding and managing risk. We utilize a common risk language, our Risk Taxonomy, to identify risks across our six primary risk categories: Operational Risk, Market Risk, Credit Risk, Liquidity Risk, Model Risk and Strategic Risk. Quarterly, the Company engages in a process designed to document identification and assessment of its risks, and to determine the set of risks material to BNY Mellon. Outputs from the Risk Identification process inform elements of our risk framework such as our Risk Appetite as well as Enterprise-wide Stress Testing and Capital Planning.

BNY Mellon’s Risk Appetite expresses the level of risk we are willing to tolerate to meet our strategic objectives in a manner that balances risk and reward while considering our risk capacity and maintaining a balance sheet that remains resilient throughout market cycles. This guides BNY Mellon’s risk-taking activities and informs key decision-making processes, including the manner by which we pursue our business strategy and the methods by which we manage risk. The Risk Appetite Statement and associated key risk metrics to monitor our risk profile are updated and approved by the Risk Committee of the Board at least annually.

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

BNY Mellon’s first line of defense includes senior management and business and corporate staff, excluding management and employees in Risk Management, Compliance and Internal Audit. Senior management in the first line is responsible for maintaining and implementing an effective risk management framework and appropriately managing risk consistent with its strategy and risk tolerance, including establishing clear responsibilities and accountability for the identification, measurement, management and control of risk.

Risk and Compliance is the independent second line of defense, reporting to the Chief Risk Officer. The Chief Risk Officer reports to both the Chief Executive Officer and the Risk Committee of the Company’s Board of Directors. Risk and Compliance is responsible for establishing a framework that outlines expectations and provides guidance for the effective management of risk at BNY Mellon while also independently testing, reviewing and challenging the first line. To facilitate the comprehensive global application of consistent standards for each risk or compliance topic, independent oversight is provided by Risk and Compliance across three perspectives – lines of business; legal entities; and enterprise-wide risk and compliance disciplines.

Internal Audit is BNY Mellon’s third line of defense and serves as an independent, objective assurance function that reports directly to the Audit Committee of the Company’s Board of Directors. It assists the Company in accomplishing its objectives by bringing a systematic, disciplined, risk-based approach to evaluate and improve the effectiveness of the

48 BNY Mellon

Risk Management (continued)
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

A summary of the governance structure is provided below.

BNY Mellon Board of Directors

Risk Committee	Audit Committee

Senior Risk and Control Committee (“SRCC”)

•Anti-Money Laundering Oversight Committee •Asset Liability Committee •Balance Sheet Risk Committee •Business Risk Committees •Compliance and Ethics Oversight Committee	•Contract Management Committee •Credit Portfolio Management Committees •Enterprise Insider Threat Steering Committee •Enterprise Risk Committee •International Senior Risk and Control Committee	•Operational Risk Committee •Product Approval and Review Committee •Regulatory Oversight Committee •Resolvability Steering Committee •Technology Risk Committee

The Risk Committee is comprised entirely of independent directors and meets on a regular basis to review and assess the control processes with respect to the Company’s inherent risks. It also reviews and assesses the Company’s risk management policies and practices. The roles and responsibilities of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.

The Audit Committee is also comprised entirely of independent directors. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, the Company’s independent registered public accountant’s qualifications and independence, and the performance of our internal audit function and the independent registered public accountant. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bnymellon.com.
The SRCC is the most senior management level risk governance group at the Company and is responsible for oversight of all Risk Management, Compliance & Ethics activities and processes, including the Enterprise Risk Management Framework. The committee is chaired by the Chief Risk Officer and its members include the Chief Executive Officer, Chief Financial Officer and General Counsel.

Subcommittees of the SRCC include:
•Anti-Money Laundering Oversight Committee: Oversees the systems and controls relating to all aspects of anti-money laundering and terrorist financing compliance (including Know Your Customer, suspicious activity reporting and sanctions) within the Company.
•Asset Liability Committee (“ALCO”): The senior management committee responsible for balance sheet oversight, including capital, liquidity and interest rate risk management.
•Balance Sheet Risk Committee (the “BSRC”): Reviews and receives escalation relating to balance sheet risk management frameworks

BNY Mellon 49

Risk Management (continued)
associated with the assets, liabilities and capital of the Company. There is a focus on treasury risk topics, including matters related to liquidity risk, capital management, investment portfolio risk, and interest rate risk in the banking book.
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
•Contract Management Committee: The governance and escalation body for the Company’s Customer Contract Management policy and determines the client contract management policies and infrastructure for the Company.
•Credit Portfolio Management Committees: Seven Portfolio Management Committees, governed by the same charter and rules, manage, monitor and review each of Credit Risk’s primary portfolio segments, including underwriting criteria, portfolio limits and composition, risk metrics, concentration, credit strategy, quality and exposure, stress test outcomes and wrong way risk.
•Enterprise Insider Threat Steering Committee: Provides enterprise-wide governance and oversight related to the Enterprise Insider Threat Program and related initiatives, as well as provides visibility to senior leadership related to the enterprise risk profile as it relates to insider threat risks.

•Enterprise Risk Committee: Oversees the Enterprise Risk Management Framework and related activities, including comprehensive discussions, deliberations and collaboration on material and emerging risks, limit setting, risk reporting, issues management, escalation and relevant decision making.
•International Senior Risk and Control Committee: Provides risk management oversight, and acts as a point of convergence for the coordination, transparency and communication of material issues (live or emerging) across international entities.
•Operational Risk Committee: Oversees the operational risk profile and is responsible for monitoring and managing the appropriateness of the operational risk framework, policy design, adherence tracking and mitigating controls.
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
•Technology Risk Committee: Oversees the review and assessment of technology risk and control issues observed from existing business practices or activities, or arising from new business practices or activities in our various lines of business and supporting operations so as to assist the Company in managing and monitoring technology risk and control issues.

50 BNY Mellon

Risk Management (continued)
Risk Types Overview

The understanding, identification, measurement and mitigation of risk are essential elements for the successful management of BNY Mellon. We leverage a comprehensive risk taxonomy to support consistent language for defining and understanding risks. The primary categories in our risk taxonomy are:

Type of risk	Description
Operational
The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes risks, such as compliance and financial crimes, technology risks and third party risks.

Market
The risk of financial loss or adverse change to the economic condition of BNY Mellon resulting from movements in market risk factors. Market risk factors include but are not limited to interest rates, credit spreads, foreign exchanges rates, commodity prices, and equity prices. The potential loss in value for the BNY Mellon financial portfolio caused by adverse movements in market prices of foreign exchange, fixed income and equity assets, credit spreads, commodities and liabilities accounted for under fair value and equivalent methods.

Credit	Credit risk denotes a broad category of adverse financial outcomes arising from credit events (default, bankruptcy, ratings migration) associated with obligor/counterparty not meeting (inability/unwilling) its contractual obligations. Credit risk is present in the majority of our assets, but primarily concentrated in the loan and securities books, as well as foreign exchange and off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.
Liquidity
The risk arising from an inability to access funding, convert assets to cash quickly and efficiently, or to roll over or issue new debt, especially during periods of market stress. Liquidity risk includes the inability to access funding sources or manage fluctuations in funding levels. Liquidity risk can arise from cash flow mismatches, market constraints from the inability to convert assets to cash, the inability to raise cash in the markets, deposit run-off or contingent liquidity events.

Model	The potential loss arising from incorrectly designing/using a model or stress conditions that invalidate the assumptions of a model.
Strategic
The risk arising from the flawed design, decision or implementation of a business strategy, and potential disruption to business strategy by external factors and/or internal decisions. More specifically, the risks arising from adverse business decisions, poor implementation of business decisions or lack of responsiveness to changes in the financial industry and operating environment. Strategic risks may also arise from the acceptance of new businesses, the introduction or modification of products, strategic finance and risk management decisions, business process changes, complex transactions, acquisitions/divestitures/joint ventures and major capital expenditures/investments.

Operational Risk

In providing a comprehensive array of products and services, we are exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, failure of internal control systems and meeting compliance requirements, fraud by employees or persons outside BNY Mellon or business interruption due to system failures or other events. Operational risk may also include breaches of our technology and information systems resulting in unauthorized access to confidential information or from internal or external threats, such as cyberattacks. Operational risk also includes potential legal or regulatory actions that could arise. In the case of an operational event, we could suffer financial losses as well as reputational damage.

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

The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:
•Accountability of Businesses – Business managers are responsible for maintaining an effective system of internal controls commensurate with the business risk profiles and in accordance with BNY Mellon policies and procedures.

BNY Mellon 51

Risk Management (continued)
•Operational Risk Management is the independent second line function responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY Mellon. The primary objectives of the Operational Risk Management Framework are to promote effective risk management, identify emerging risks and drive improvement in controls and to reduce operational risk. The Operational Risk Management function includes independent operational risk oversight of all lines of business and functions, as well as specialist oversight of areas such as data risk, fraud risk, and third party risk.
•Technology risk is a subset of operational risk. Technology Risk Management is the independent second line function that is responsible for independent risk oversight of the technology footprint, bringing expertise to bear across some of BNY Mellon’s most significant risk exposures. The function also conducts integrated independent assessments on multiple cyber and digital initiatives within the Company. They partner with businesses and legal entities to drive better understanding and a more accurate assessment of operational risks that can occur from technology operations. Technology Risk Management also acts as a catalyst to drive the development of global technology policies, key controls and methods to assess, measure and monitor information and technology risk for BNY Mellon.
•Operational resiliency is a top priority for the Company. Foundational to our enterprise resiliency strategy is the Business Services Framework, governed by the first line Enterprise Resiliency Office, with second line oversight from Resiliency Risk Management. First line business management is accountable for maintaining effective resiliency capabilities under this framework, while Technology and Operations are responsible for successful execution in coordination with the business. Elements of the resiliency strategy include the Business Services Framework, IT Asset Management, Application transformation and Mainframe modernization, as well as Disaster Recovery Testing and Business Continuity capabilities. We are also focused on the resiliency capabilities of our most important service providers. These capabilities are intended to enable the Company to deliver services to our clients by the ability to prevent, respond to and recover from business disruptions and threats.
•Compliance and financial crimes risk is also a subset of operational risk with second line Compliance and Ethics and Financial Crime Compliance (“FCC”) teams. Compliance and financial crimes risk is defined as the risk of legal or regulatory sanctions, material financial loss, or a financial institution’s reputational loss as a result of its failure to comply with laws, regulations, rules, related self-regulatory organization standards, and codes of conduct or organizational standards of practice. We seek to comply with all obligations through a comprehensive, integrated Compliance and Ethics Management Framework.

Market Risk

Our business activity tends to minimize outright our direct exposure to market risk, with such risk primarily limited to market volatility from trading activity in support of clients. More significant market risk is assumed in the form of interest rate and credit spread risk within the investment portfolio as a means for asset/liability management and net interest revenue generation, and also through the interest rate risk associated with BNY Mellon’s balance sheet position which is sensitive to adverse movements in interest rates.

The Company has indirect market risk exposure associated with the change in the value of financial collateral underlying securities financing and derivatives positions. The Collateral Margin Review Committee reviews and approves the standards for collateral received or paid in respect of collateralized derivative agreements and securities financing transactions.

Oversight of market risk is performed by the SRCC, BSRC, ALCO and through executive review meetings. Stress tests results for the trading portfolio are reviewed during the Markets Weekly Risk meeting, which is attended by senior managers from Risk Management, Finance and Sales and Trading. Oversight of the risk management framework associated with the Corporate Treasury and Portfolio Management functions is performed by the BSRC. Detailed aspects of this oversight are conducted by the Treasury Risk Committee, a subcommittee of the BSRC.

52 BNY Mellon

Risk Management (continued)
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

We manage credit risk exposure at a counterparty, industry, country and portfolio level. Credit risk exposure at the counterparty level is managed through our credit approval framework and involves four approval levels up to and including the Chief Risk Officer of the Company. The requisite approvals are based upon the size and relative risk of the aggregate exposure under consideration. The Credit Risk Group is responsible for approving the size, terms and maturity of all credit exposures proposed by the business, as well as the ongoing monitoring of the creditworthiness of the counterparty. In addition, it is responsible for challenging and approving the internal risk ratings on each exposure.

The calculation of a fundamental credit measure is based on a projection of a statistically probable credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Credit loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” For institutional lending, where most of our credit risk is created, unfunded commitments are assigned a usage given default percentage. Borrowers/counterparties are assigned ratings by the business and reviewed, challenged and approved by the Credit Portfolio Managers on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss given default ratings (on a 5-grade scale) that reflect the transactions’ structures, including the effects of guarantees, collateral and relative seniority of position.

The Risk Modeling and Analytics Group is responsible for the calculation methodologies and the estimates of the inputs used in those methodologies for the determination of expected loss. These methodologies and input estimates are regularly evaluated for appropriateness and accuracy. As new techniques and data become available, the Risk Modeling and Analytics Group incorporates, where appropriate, those techniques or data.

BNY Mellon seeks to limit both on- and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review Group, which is an independent group within Internal Audit, composed of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

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

BNY Mellon 53

Risk Management (continued)
economic conditions or exposure to other risks can also affect our liquidity.

The Board of Directors approves liquidity risk tolerance and is responsible for oversight of liquidity risk management of the Company. ALCO provides governance for the appropriate execution of Board-approved strategies, policies and procedures for managing liquidity. Senior management is responsible for executing those Board-approved strategies, policies and procedures for managing liquidity which ALCO oversees, as well as regularly reporting the liquidity position of the Company to the Board of Directors. The BSRC provides governance over independent risk oversight of liquidity risks, and oversees the establishment of control frameworks. The Treasury Risk Committee, which is chaired by independent risk management, validates and approves internal stress testing methodologies and assumptions, and an independent Liquidity Risk function is responsible for providing ongoing review and oversight of liquidity risk management.

BNY Mellon actively manages and monitors its cash position, quality of the investment portfolio, intraday liquidity positions and potential liquidity needs in order to support the timely payment and settlement of obligations under both normal and stressed conditions. The Company uses a range of stress testing measures in connection with its efforts to maintain sufficient liquidity relative to risk appetite, including the Liquidity Coverage Ratio and Internal Liquidity Stress Testing.

Model Risk

Models support our infrastructure for managing risk. Among their functions, models help us value securities, rate the quality of an obligor’s credit, establish capital needs and monitor liquidity trends. Model failure might stem from faulty design, misuse, or environmental conditions that invalidate our assumptions. When this happens, the Company could be exposed to losses and other adverse consequences resulting from operational, market, credit and liquidity risk, as well as reputational harm. We aim to maintain a low-risk environment.

BNY Mellon’s processes are designed to identify the conditions under which model risk incidents could occur and to establish controls that are designed to minimize or prevent loss in case of such an event. These processes include enforcement of standards for developing models, a process to validate new models, change controls for existing models, and a monitoring system to assess performance throughout a model’s life.

When evaluating the degree of model risk, we consider multiple dimensions including the quality of design, the robustness of controls, and indications of underperformance. Based on these measures, we create an overall metric that is intended to measure the health of the Company’s modeling environment and set thresholds around it. This allows us to manage model risk, not only at the level of the individual model, but also in aggregate, across all the Company’s businesses.

Model Risk Management, an independent risk management function, is responsible for executing Board-approved strategies, policies, and procedures for managing model risk. Senior management is responsible for regularly reporting on the Company’s modeling infrastructure to the Risk Committee of the Board of Directors. The Board of Directors approves risk tolerances and is responsible for oversight.

Strategic Risk

Our strategy includes, but is not limited to, improving organic growth across our businesses, driving quality solutions and operating efficiencies, and expanding technology-enabled solutions. Successful realization of our strategy requires that we provide expertise and insight through market-leading solutions that drive economies of scale and attract, develop and retain highly talented people capable of executing our strategy, while protecting our financial profile. We must understand and meet market and client expectations with suitable products and offerings that are financially viable and scalable and that integrate into our business model. Failure to do so could impact both our growth strategy and our ability to service our existing clients, resulting in potential financial loss or litigation.

Changes in the markets in which we and our clients operate can evolve quickly. The introduction of new or disruptive technologies, geopolitical events and slowing economies are examples of events that can produce market uncertainty. Failure to either anticipate or participate in transformational change within a given market or appropriately and promptly react to market conditions or client preferences could result in poor strategic positioning and potential

54 BNY Mellon

Risk Management (continued)
negative financial impact. While it is essential that we continue to innovate and respond to changing markets and client demand, we seek to do so in a manner that does not affect our financial position or jeopardize our fundamental business strategy.

Other Risk Considerations

In addition to the primary risk categories and sub-categories noted above, we consider risks that have thematic significance and may manifest across multiple categories of risk. These risk considerations include data risk, environmental, social and governance risk and reputational risk.

Data Risk

We are exposed to data risk when we fail to consistently manage and control our data assets through the entire lifecycle, including managing the production, confidentiality, quality, integrity, availability, and retention of data information.

Our risk management approach considers data risks within our business activities. Our enterprise data framework and supporting policies address management of data in key areas of data architecture, data governance, data quality management, data protection, data usage and ethics.

We also consider data risks in the execution of our business objectives and processes, including the development of new products and services, including AI applications. We remain committed to increasing the effectiveness of our data management practices which are designed to enable us to deliver products and services to our clients across the investment lifecycle.

Environmental, Social and Governance

We are exposed to environmental, social and governance (“ESG”) risks factors that may lead to increased risk levels across one or more enterprise risk categories and may impact our risk management frameworks. For example, climate risks include physical risks from acute and chronic weather-related effects as well as transition risks from changes such as fiscal policy, legislation and regulation, technological development, and investor and customer preference changes. Social and governance risks could also impact our risk categories and risk management frameworks.

ESG effects may be wide-ranging with potential financial and operational resilience implications that could negatively impact the Company’s strategic objectives and financial performance, reputation, business operations, ability to service clients and broad stakeholder relationships. Potential risk outcomes include, but are not limited to, adverse publicity, loss of business, financial loss, litigation, employee impacts, and other operational impacts. For example, key climate-related impacts have been identified across our credit portfolios, strategic positioning, operational resiliency, and the pace and volume of regulatory change, with the potential for reputational impacts across these areas. ESG is considered when managing risk within appetite and limits across the enterprise risk categories.

Reputational Risk

We are exposed to Reputational Risk as a result of negative stakeholder perception which may result from any decision, action, or inaction by BNY Mellon, any of our employees, or through other associated parties, such as clients, strategic partners, and third parties. Reputational impacts can result in risks to current or anticipated earnings, capital, liquidity, brand, and enterprise value, and can stem from any line of business, corporate function, legal entity, product, or service.

BNY Mellon 55

Cybersecurity
BNY Mellon maintains a broad range of defenses aimed at remaining abreast of and responding to evolving cybersecurity threats impacting the Company, its operations, its clients, its third-party service providers and the broader financial services sector. During 2023, cybersecurity threats did not have a material effect on the Company’s business strategy or operations. However, the financial services sector is prone to cybersecurity threats, and there can be no assurance that the Company will be able to successfully protect its information systems against material cybersecurity incidents in the future. Given the increasing prevalence and severity of cybersecurity incidents affecting financial institutions, other companies and governmental agencies as well as the evolving and adaptive nature of cybersecurity threats, cybersecurity risk management is a priority for the Company that impacts its allocation of resources, operations and risk management strategy. For a further discussion of the various risks related to cybersecurity threats and the potential impact on the Company’s business strategy, results of operations or financial condition, see “Risk Factors –Risk Types Overview – Operational Risk.”

Risk Management strategy and procedures

BNY Mellon has implemented policies and procedures designed to detect, prevent and respond to malicious and accidental disruptions to the delivery of critical technology services. BNY Mellon’s cybersecurity strategy and procedures are embedded in the Company’s Three Lines of Defense model.

As part of its first line of defense, the Company maintains a dedicated Information Security Division (“ISD”), led by the Chief Information Security Officer (the “CISO”), that is responsible for the day-to-day management of risks from cybersecurity threats. ISD’s responsibilities include cyber threat intelligence, incident response and other cybersecurity operations aimed at enabling the Company to identify, assess and manage existing and emerging cybersecurity threats. ISD monitors for potential threats and communicates relevant risks to the CISO and other members of executive management. Additionally, ISD maintains a cybersecurity incident response and reporting process pursuant to which cybersecurity incidents are classified according to their severity based upon an assessment of multiple factors. Certain cybersecurity incidents may activate enterprise-wide resiliency processes, which include, among other things, escalation through the management and Board committee structures described below. The Company also has standing arrangements with third parties to assist the Company in identifying, assessing and managing cybersecurity threats, including in connection with risk assessments, penetration testing, legal advice and other aspects of the Company’s cybersecurity risk management and incident response processes.

BNY Mellon has a defined third-party governance framework to help manage the risk posed to the Company by the use of third-party service providers. The Company evaluates the risk posed by third-party service engagements based on multiple factors. The Company has protocols that seek to mitigate cybersecurity risks associated with third-party service providers based on the risk level assigned to such third party, which may include mandatory contractual obligations or the implementation of additional controls by the Company and/or the applicable service provider.

ISD is subject to ongoing review and challenge from Technology Risk Management, which is a part of the independent second line of defense risk function. Technology Risk Management, together with the broader Risk & Compliance group, is responsible for and manages the Company’s risk management framework and establishes guidance for ISD and management designed to help identify, assess and manage cybersecurity risk. For more information on how we monitor and manage our risk management framework, see “Risk Management – Overview.”

Internal Audit serves as the third line of defense and provides an independent view on how effectively the organization as a whole manages cybersecurity risk.

For a further discussion of BNY Mellon’s Three Lines of Defense model, see “Risk Management – Three Lines of Defense.”

Risk Management oversight and governance

The Company’s management is responsible for assessing and managing the Company’s material risks from cybersecurity threats with oversight provided by the Parent’s Board of Directors and the Board committees. The Risk Committee of the Board has primary responsibility for oversight of the overall operation of the Company’s risk management

56 BNY Mellon

Cybersecurity (continued)
framework, including policies and practices addressing cybersecurity risk, and is responsible for the oversight of the second line of defense with respect to its cybersecurity risk management responsibilities. The Technology Committee of the Board and the full Board regularly receive reports and briefings from management concerning cybersecurity matters, including any significant changes to the Company’s cybersecurity program. The Company also has protocols for escalating cybersecurity threats and incidents to the Technology Committee of the Board and the full Board. In addition, the Audit Committee monitors and oversees the performance of Internal Audit, including with respect to its cybersecurity risk management responsibilities.

At the management level, the Technology Oversight Committee, which is the senior management committee responsible for the governance and oversight of the Company’s significant technology projects and initiatives, reviews reports from management concerning ISD and is responsible for, among other things, escalating issues, including significant cybersecurity threats and incidents, to the Technology Committee of the Board. The Technology Oversight Committee is chaired by the Chief Information Officer (the “CIO”) and its members include the CISO.

The Technology Risk Committee is responsible for, among other things, overseeing and reviewing significant cybersecurity incidents. The Technology
Risk Committee receives reports from management and has protocols for escalating certain issues and risks to the SRCC and the Risk Committee of the Board of Directors. The Technology Risk Committee is co-chaired by the Head of Technology Risk and Control and the Chief Technology Risk Officer, and the CISO is a member.

BNY Mellon’s CIO, CISO and Chief Technology Risk Officer each have extensive experience in assessing and managing risks from cybersecurity threats. The Company’s CISO joined BNY Mellon in 2022 and previously served as head of information security at a Fortune 500 biopharmaceutical company and an information technology company, as well as the Global Chief Technology Officer at a large cybersecurity company. The Company’s CIO has served in that position since 2017 and previously held roles as Chief Information Officer, Chief Technology Officer, and numerous other technology management positions at other large financial institutions. The Company’s Chief Technology Risk Officer joined BNY Mellon in 2021 and previously served as Global Head of Technology Risk Management, Chief Information Security Officer, Global Head of Cyber Risk and Operational Resilience and Chief Risk Officer for Technology and Operations at other large financial institutions.

For a further discussion of BNY Mellon’s risk management governance structure, see “Risk Management – Governance.”

BNY Mellon 57

Supervision and Regulation
Evolving Regulatory Environment

BNY Mellon engages in banking, investment advisory and other financial activities across the globe and is subject to extensive regulation in the jurisdictions in which it operates. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our shareholders or non-depositor creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. The impact of certain other laws and regulations, such as tax law, is discussed elsewhere in this Annual Report. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

The financial services industry has been the subject of enhanced regulatory oversight in the past 15 years globally, and this enhanced oversight environment is likely to continue in the future. Our businesses have been subject to a significant number of global reform measures. Moreover, political developments have resulted and may continue to result in legislative and regulatory changes to key aspects of laws and regulations affecting large banking and financial institutions and in laws or regulations relating to environmental, social and governance (“ESG”) matters.

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

Capital Planning and Stress Testing

Payment of Dividends, Stock Repurchases and Other Capital Distributions

The Parent is a legal entity separate and distinct from its banks and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its obligations, including its obligations with respect to its securities, and to provide funds for share repurchases and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors. Various federal and state laws and regulations limit the amount of dividends that may be paid to the Parent by our U.S. bank subsidiaries without regulatory consent. If, in the opinion of the applicable federal regulatory agency, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of dividends), the regulator may require, after notice and hearing, that the bank cease and desist from such practice. The Federal Reserve, the FDIC and the Office of the Comptroller of the Currency (“OCC,” and together, the “Agencies”) have indicated that the payment of dividends would constitute an unsafe and unsound practice if the payment would reduce a depository institution’s capital to an inadequate level. Moreover, under the FDI Act, an insured depository institutions (“IDI”) may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the Agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings.

In general, the amount of dividends that may be paid by our U.S. banking subsidiaries, including to the Parent, is limited to the lesser of the amounts calculated under a “recent earnings” test and an “undivided profits” test. Under the recent earnings test, a dividend may not be paid if the total of all dividends declared and paid by the entity in any calendar year exceeds the current year’s net income combined with the retained net income of the two preceding years, unless the entity obtains prior regulatory approval. Under the undivided profits test, a dividend may not be paid in excess of the entity’s “undivided profits” (generally, accumulated net

58 BNY Mellon

Supervision and Regulation (continued)
profits that have not been paid out as dividends or transferred to surplus). The ability of our U.S. bank subsidiaries to pay dividends to the Parent may also be affected by the capital adequacy standards applicable to those subsidiaries, which include minimum requirements and buffers.

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

On March 4, 2020, the Federal Reserve finalized an SCB rule, which made changes to the capital plan rule. The SCB rule eliminated the quantitative grounds for objection to a firm’s CCAR capital plan and introduced an SCB that became part of quarterly capital requirements of CCAR firms on Oct. 1, 2020. The final rule replaced the 2.5% capital conservation buffer with an SCB requirement for capital ratios under the U.S. capital rules’ standardized approach risk-weightings framework (“Standardized Approach”) that is based on the largest projected decrease in a firm’s CET1 ratio in the nine-quarter CCAR supervisory severely adverse scenario plus four quarters of planned common stock dividends as percentage of RWAs. The SCB is subject to a 2.5% floor. Each CCAR firm, including BNY Mellon, will be notified of its SCB by August 31, and the SCB will become effective on October 1 of the applicable calendar year. In July 2023, the Federal Reserve announced BNY Mellon’s SCB requirement of 2.5%, which equals the regulatory floor. The SCB requirement was confirmed via further announcement from the Federal Reserve in August 2023. The SCB rule requires that firms reduce their planned capital actions if those distributions would cause the firm to fall below applicable buffer requirements based on the firm’s own baseline scenario projections and allows firms to increase certain planned capital distributions if they are forecasted to be above capital buffer constraints. The SCB rule also eliminates the requirement for prior approval of capital distributions in excess of the distributions in a firm’s capital plan, provided that such distributions do not cause a breach of the firm’s capital ratios, including applicable buffers. In addition, the SCB rule provides that a firm must receive prior approval for any dividend, stock repurchase or other capital distribution, other than a capital distribution on a newly issued capital instrument, if a firm is required to resubmit its capital plan. See “Results of Operations – Capital” for information about our share repurchase program.

The Agencies revised the definition of “eligible retained income” in 2020 to limit the potential for sudden and severe limitations on capital distributions if a banking organization’s capital ratios fall below the applicable buffer requirements. To the extent a banking organization’s capital buffer is less than 100% of its applicable buffer requirements, its distributions and discretionary bonus payments are constrained by the amount of the shortfall and its eligible retained income. Under the final rule, eligible retained income is defined as the greater of (i) a banking organization’s net income for the four preceding calendar quarters, net of any distributions and associated tax effects not already reflected in net income, and (ii) the average of a banking organization’s net income over the preceding four quarters. The Federal Reserve made corresponding changes to the definition of “eligible retained income” in the Total Loss-Absorbing Capacity (“TLAC”) buffer requirements. For more information on TLAC, see “Total Loss-Absorbing Capacity” below.

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

BNY Mellon 59

Supervision and Regulation (continued)
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

U.S. Capital Rules – Minimum Risk-Based Capital Ratios and Capital Buffers

The U.S. capital rules require banking organizations subject to the advanced approaches risk-weighting framework (the “Advanced Approaches”), such as BNY Mellon, to satisfy minimum risk-based capital ratios using both the Standardized Approach and the Advanced Approaches. See “Results of Operations – Capital” for details on these requirements. In addition, for CCAR firms, these minimum ratios are supplemented by (i) the SCB (which, for BNY Mellon, is 2.5%, as noted), in the case of a firm’s Standardized Approach capital ratios, and (ii) a capital conservation buffer of 2.5%, in the case of a firm’s Advanced Approaches capital ratios. The capital conservation buffer can only be satisfied with CET1 capital.

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

For G-SIBs like BNY Mellon, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). Method 1 is based on the Basel Committee on Banking Supervision (“BCBS”) framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. Method 2 uses similar inputs but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. The G-SIB surcharge applicable to BNY Mellon for 2023 was 1.5%.

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

In addition, the Agencies adopted a final rule that generally requires certain Advanced Approaches banking organizations, including BNY Mellon, to deduct from Tier 2 capital, subject to certain exceptions, direct, indirect and synthetic exposures to covered debt instruments, including TLAC instruments.

U.S. Capital Rules – Advanced Approaches Risk-Based Capital Rules

Under the U.S. capital rules’ Advanced Approaches framework, credit risk-weightings are generally based on risk-sensitive approaches that largely rely on the use of internal credit models and parameters, whereas under the Standardized Approach credit risk-

60 BNY Mellon

Supervision and Regulation (continued)
weightings are generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. BNY Mellon is required to comply with Advanced Approaches reporting and public disclosures. For purposes of determining whether we meet minimum risk-based capital requirements under the U.S. capital rules, our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of each ratio as calculated under the Standardized Approach and under the Advanced Approaches framework (based on currently applicable buffers).

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

Standardized Approach for Measuring Counterparty Credit Risk Exposures for Derivatives

The Agencies jointly issued the Standardized Approach for Counterparty Credit Risk (“SA-CCR”) in January 2020 amending the U.S. capital rules to implement a modified approach for calculating the exposure amount for derivative contracts. The final rule also incorporates SA-CCR into the determination of exposure amount of derivatives for total leverage exposure under the SLR and the cleared transaction framework under the U.S. capital rules. SA-CCR was implemented in the first quarter of 2022.

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

The Agencies adopted a final rule to exclude certain central bank deposits from the total leverage exposure, the SLR denominator, and related TLAC and LTD measures of custody banks, including BNY Mellon and The Bank of New York Mellon. Under the final rule, qualifying central banks include a Federal Reserve Bank, the European Central Bank or a central bank of a member country of the Organisation for Economic Co-operation and Development (“OECD”), provided that an exposure to the OECD member country receives a 0% risk-weighting and the sovereign debt of such country is not, and has not been, in default in the past five years. The central bank deposit exclusion from the SLR denominator equals the average daily balance over the applicable quarter of all deposits placed with a qualifying central bank up to an amount equal to the on-balance sheet deposit liabilities that are linked to fiduciary or custodial and safekeeping accounts.

On April 11, 2018, the Federal Reserve and the OCC issued a joint notice of proposed rulemaking that would recalibrate the enhanced SLR standards that apply to U.S. G-SIBs and certain of their IDI subsidiaries. The proposed rule would replace the 2%

BNY Mellon 61

Supervision and Regulation (continued)
SLR buffer that currently applies to all U.S. G-SIBs with a buffer equal to 50% of the firm’s risk-based G-SIB surcharge. For IDI subsidiaries of U.S. G-SIBs regulated by the Federal Reserve or the OCC, the proposal would replace the current 6% SLR threshold requirement for those institutions to be considered “well capitalized” under the prompt corrective action framework with an SLR of at least 3% plus 50% of the G-SIB surcharge applicable to their top-tier holding companies. The proposed rule would also make corresponding changes to the TLAC SLR buffer and LTD requirements for U.S. G-SIBs. The Federal Reserve and OCC have not yet issued a final rule.

BCBS Revisions to Components of Basel III and U.S. Implementation

In December 2017, the BCBS released revisions to Basel III intended to reduce variability of RWA and improve the comparability of banks’ risk-based capital ratios. In January 2019, the BCBS released revised minimum capital requirements for market risk.

On July 27, 2023, the Federal Reserve, the OCC, and the FDIC proposed for comment substantial revisions to the capital requirements applicable to large banking organizations and to banking organizations with significant trading activity, including BNY Mellon, to implement the international capital standards issued by the BCBS. Large banking organizations would be required to calculate risk-based capital ratios under both a new Expanded Risk-based Approach (replacing the current Advanced Approaches framework) and the current Standardized Approach. A large banking organization’s capital ratios would be the lower of each ratio calculated under the Standardized Approach and Expanded Risk-Based Approach. All applicable capital buffer requirements, including the stress capital buffer, would apply regardless of which approach produces the lower result.

The proposal would replace existing models-based Advanced Approaches for calculating RWA for credit risk and operational risk with new standardized approaches that are part of the Expanded Risk-based approach. Under the proposed Expanded Risk-based Approach, RWAs would be calculated using: (i) a new standardized approach for credit risk; (ii) one of two non-models-based approaches for credit valuation adjustment risk; (iii) a new standardized approach for operational risk that is not based on internal models; and (iv) a revised approach to market risk. For market risk, the proposal would implement a standardized approach, adopt a new models-based approach and would allow use of internal models for certain risks subject to enhanced requirements for model approval and performance.

The proposal would also indirectly impact several other regulations, including the requirements for total loss-absorbing capacity, long-term debt requirements, and the surcharge for G-SIBs. It would remove the option of using internal models in the calculation of derivatives exposure amounts under single-counterparty credit limit rules. Under the proposal, the revisions would become effective on July 1, 2025, subject to a three-year transition period for calculating RWAs under the Expanded Risk-based Approach. We are assessing the potential impact of the proposal.

Risk-Based Capital Surcharges for Global Systemically Important Bank Holding Companies

On July 27, 2023, the Federal Reserve proposed for comment amendments to its rule regarding risk-based capital surcharges for G-SIBs, including BNY Mellon. For certain systemic indicators currently measured only as of year-end, the proposal would change to measurement of average daily or monthly values over the full year. The proposal would also revise various aspects of the systemic indicators and measure G-SIB surcharges in 10-basis point increments rather than 50-basis point increments. The proposal provides the amendments would become effective two calendar quarters after adoption of a final rule. We are assessing the potential impact of the proposal.

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

62 BNY Mellon

Supervision and Regulation (continued)
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

On Aug. 29, 2023, the Federal Reserve proposed for comment amendments to TLAC rule applicable to U.S. G-SIBs, including BNY Mellon. Among other requirements, the proposal would: (i) require a $400,000 minimum denomination for newly issued long-term debt of G-SIBs used to satisfy TLAC and LTD requirements; (ii) allow only 50% of the amount of eligible long-term debt with a maturity of one year or more but less than two years to count towards TLAC requirements; and (iii) subject to notice and comment procedures, require a G-SIB to maintain an amount of eligible TLAC or long-term debt instruments greater or less than generally required under the rule. The proposal would also exempt certain agreements from the scope of the TLAC rule’s clean holding company prohibitions with respect to qualified financial contracts with third parties. We are evaluating the potential impact of the proposed rule.

Certain foreign jurisdictions impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The European Union’s Capital Requirements Regulation 2 (“EU CRR2”) requires EU material subsidiaries of non-EU G-SIBs (including BNY Mellon) to maintain a minimum level of internal loss absorbing capacity; this requirement will continue under the EU’s proposed Capital Requirements Regulation 3 (“EU CRR3). The BNY Mellon SA/NV is considered an EU material subsidiary for purposes of this regulation and is, therefore, subject to an internal TLAC requirement.

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

Liquidity Standards – Basel III and U.S. Rules

BNY Mellon is subject to the U.S. LCR Rule, which is designed to ensure that BNY Mellon and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2023, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

The Agencies have issued a final NSFR rule that implements a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY Mellon. Under the final rule, BNY Mellon’s NSFR is expressed as a ratio of its available stable funding to

BNY Mellon 63

Supervision and Regulation (continued)
its required stable funding amount, and BNY Mellon is required to maintain an NSFR of 1.0. The effective date of the final NSFR rule was July 1, 2021, with the exception of certain disclosure requirements, which began to apply in 2023. As of Dec. 31, 2023, BNY Mellon was in compliance with the NSFR rule.

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

The Volcker Rule regulations also require us to develop and maintain a compliance program. In 2019, the Agencies, the Commodity Futures Trading Commission (“CFTC”) and the SEC modified the regulations implementing the Volcker Rule. The most impactful aspects of the revisions with respect to BNY Mellon concern the compliance requirements applicable to institutions with moderate exposure to trading assets and trading liabilities, which are institutions with less than $20 billion and more than $1 billion of trading assets and trading liabilities. Specifically, among other revisions, such “moderate trading” banks are no longer required to file an annual CEO attestation and quantitative metrics. Furthermore, the comprehensive six-pillar compliance program associated with the Volcker Rule will no longer apply to “moderate trading” banks; rather, such banks are permitted to tailor their compliance programs to the size and nature of their activities. BNY Mellon is treated as a “moderate trading” bank under the revised Volcker Rule. The final revisions also clarified and amended certain definitions, requirements and exemptions.

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

64 BNY Mellon

Supervision and Regulation (continued)
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

Single Counterparty Credit Limits

The Federal Reserve adopted a rule in June 2018 imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY Mellon, that are G-SIBs. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities.

The rule established two primary credit exposure limits: (i) a covered domestic BHC may not have aggregate net credit exposure to any unaffiliated counterparty in excess of 25% of its Tier 1 capital; and (ii) a U.S. G-SIB is further prohibited from having aggregate net credit exposure in excess of 15% of its Tier 1 capital to any “major counterparty” (defined as a G-SIB or a nonbank SIFI). The rule provides a cure period of 90 days (or, with prior notice from the Federal Reserve, a longer or shorter period) for breaches of the SCCL rule. During the cure period, a company may not engage in additional credit transactions with the particular counterparty unless the company has obtained a temporary credit exposure limit increase from the Federal Reserve.

SEC Rules on Mutual Funds and Registered Investment Advisers

SEC regulations impose requirements on mutual funds, exchange-traded funds and other registered investment companies (“RICs”) under the Investment Company Act of 1940, as amended (the “1940 Act”). Among other things, these rules require mutual funds (other than money market funds) to provide portfolio-wide and position-level holdings data to the SEC on a monthly basis.

The regulations also impose liquidity risk management requirements that are intended to reduce the risk that funds will not be able to meet shareholder redemptions and to minimize the impact of redemptions on remaining shareholders.

On July 12, 2023, the SEC adopted amendments to rules that govern money market funds. The amendments became effective Oct. 2, 2023, with tiered compliance dates. The amendments include, among other things: (i) a mandatory liquidity fee for institutional prime and institutional tax-exempt money market funds, which will apply when a fund experiences daily net redemptions that exceed 5% of net assets (effective Oct. 2, 2023); (ii) maintenance of a fund board’s ability to impose liquidity fees (not to exceed 2% of the value of the shares redeemed) on a discretionary basis for non-government money market funds (effective April 2, 2024); (iii) substantially increasing the required minimum levels of daily and weekly liquid assets for all money market funds from 10% and 30%, to 25% and 50%, respectively (effective April 2, 2024); and (iv) removal of a money market fund’s ability to impose temporary “gates” to suspend redemptions in order to prevent dilution and remove the link between a money market fund’s liquidity level and its imposition of liquidity fees (effective Oct. 2, 2023).

On Sept. 20, 2023, the SEC adopted amendments expanding the scope of terms that the SEC considers materially deceptive and misleading in a fund’s name without a corresponding policy and related controls to invest at least 80% of the fund’s net asset value (plus certain borrowings) in the manner suggested by the fund’s name (“80% Policy”), including names that reference “growth” or “value,” or a name indicating that investment decisions incorporate any environmental, social and governance factors. The amendments became effective Dec. 10, 2023 and fund groups will have either 24 months or 30 months to come into compliance, depending upon their net asset size.

On Oct. 26, 2022, the SEC proposed for comment new rules to prohibit registered investment advisers (“RIAs”) from outsourcing certain services and functions without first meeting certain threshold requirements, including conducting due diligence, and thereafter requiring ongoing monitoring of the service providers. The proposal would apply to RIAs that outsource select “covered functions,” which include those services or functions that are necessary for providing advisory services in compliance with federal securities laws and that, if not performed or performed negligently, would result in potential harm to clients. The proposal would further require RIAs

BNY Mellon 65

Supervision and Regulation (continued)
to conduct due diligence and monitoring for all third-party recordkeepers and obtain reasonable assurances that the recordkeepers will meet certain standards. Finally, it would require RIAs to maintain books and records related to the new rule’s oversight obligations and to report census-type information about the service providers covered under the rule. We continue to evaluate the impact of the proposed rule.

On Nov. 2, 2022, the SEC proposed for public comment rule amendments that would require the adoption of “swing pricing” and a “hard close” by all open-end RICs other than money market funds and exchange-traded funds (“Open-End Funds”). The requirements would alter the manner in which shares in Open-End Funds are traded, as shareholders would no longer receive the net asset value (“NAV”) per share for their transactions but instead could receive a price more or less than the NAV depending on whether a “swing factor” was applied to their transaction. This swing factor would be the amount by which the Open-End Fund adjusts its per-share NAV and would represent a good-faith estimate of the transaction costs imposed on current shareholders of the Open-End Fund by the transacting shareholders. To facilitate the operation of swing pricing, the SEC also proposed to require a “hard close” for Open-End Funds, which would make a purchase or sale order for shares of an Open-End Fund eligible for a given day’s price only if the Open-End Fund or certain designated agents receive the order before the time when the Open-End Fund calculates its NAV, which is typically as of 4:00 PM Eastern Time. We continue to evaluate the impact of the proposed rule.

Exchange-Traded Funds Rule

SEC Rule 6c-11 (the “ETF Rule”) under the 1940 Act permits exchange traded funds (“ETFs”) that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums, discounts and bid-ask spread information, as well as the ETF’s daily portfolio holdings. The ETF Rule also requires ETFs using custom baskets to put written policies and procedures in place establishing that the custom baskets are in the best interests of the ETF and its shareholders. Pursuant to the ETF Rule, BNY Mellon has launched a number of ETFs.

Recovery and Resolution Planning

As required by the Dodd-Frank Act, large domestic financial institutions, such as BNY Mellon, are required to submit periodically to the Federal Reserve and the FDIC a plan – referred to as the 165(d) resolution plan – for their rapid and orderly resolution in the event of material financial distress or failure. In addition, certain large IDIs, such as The Bank of New York Mellon, are required to submit periodically to the FDIC a separate plan for resolution in the event of the institution’s failure. The public portions of these resolution plans are available on the Federal Reserve’s and FDIC’s websites. BNY Mellon also maintains a comprehensive recovery plan, which describes actions it could take to seek to avoid failure if faced with financial stress.

On Aug. 29, 2023, the FDIC proposed for comment revisions to the resolution plan rule applicable to covered IDIs. The proposed amendment would expand certain IDI resolution plan content requirements, adjust the frequency of resolution plan submissions from a 3-year cycle to a 2-year cycle, and require supplemental submissions of information in the interim period between filing years. We are evaluating the potential impact of the proposed rule.

In 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY Mellon, to file alternating full and more limited, targeted resolution plans every two years. BNY Mellon submitted a targeted resolution plan on July 1, 2021. The Federal Reserve and FDIC found no deficiencies or shortcomings in BNY Mellon’s 2021 resolution plan submission. BNY Mellon submitted a full resolution plan dated July 1, 2023. The final rule does not materially modify the components or informational requirements of full resolution plans.

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

66 BNY Mellon

Supervision and Regulation (continued)
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

In the European Economic Area (“EEA”) and in the UK, the Bank Recovery and Resolution Directive, as amended by the Bank Resolution and Recovery Directive 2 (“BRRD”), provides the legal framework for recovery and resolution planning, including a set of harmonized powers to resolve or implement recovery of in-scope institutions, such as EEA and UK subsidiaries of third country banks. The UK transposed most requirements of BRRD into local legislation and regulation following the UK exit from the EU on Dec. 31, 2020.

BRRD gives relevant EEA and UK regulators various powers, including: (i) powers to intervene pre-resolution to require an institution to take remedial steps to avoid the need for resolution; (ii) resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); (iii) the power to require a firm to change its structure to remove impediments to resolvability; and (iv) powers to require in-scope institutions to prepare recovery plans. Under the BRRD, resolution authorities (rather than the institutions themselves) are responsible for drawing up resolution plans based on information provided by relevant institutions.

Under BRRD, in-scope institutions are required to maintain a minimum requirement for their own funds, (defined as regulatory capital), and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL is set on a case-by-case basis for each institution subject to BRRD and is applicable to certain EU and UK domiciled credit institutions and certain other firms subject to BRRD. BNY Mellon SA/NV is subject to MREL. The EU is legislating further revisions to the BRRD to amend internal MREL requirements in bank resolution groups. BNY Mellon will assess the potential impact of the final rules.

Rules on Resolution Stays for Qualified Financial Contracts

The Agencies’ regulations require U.S. G-SIBs (and their subsidiaries and controlled entities) and the U.S. operations of foreign G-SIBs to amend their covered qualified financial contracts (“QFCs”), thereby facilitating the application of U.S. special resolution regimes as necessary.

The regulations allow these G-SIBs to comply by amending covered QFCs (with the consent of relevant counterparties) using the International Swaps and Derivatives Association (“ISDA”) 2018 U.S. Resolution Stay Protocol, ISDA 2015 Universal Stay Protocol or by executing appropriate bilateral amendments to the covered QFCs. BNY Mellon entities which have been confirmed to engage in covered QFC activities have adhered to the Protocol and, where necessary, have executed bilateral amendments to cover QFCs.

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

BNY Mellon 67

Supervision and Regulation (continued)
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

2023 Bank Failures

On March 12 and 13, 2023, following the closures of Silicon Valley Bank (“SVB”) and Signature Bank, respectively, and the appointment of the FDIC as the receiver for those banks, the FDIC announced that, under the systemic risk exception set forth in the Federal Deposit Insurance Act, as amended (the “FDI Act”), all insured and uninsured deposits of those banks were transferred to the respective bridge banks for SVB and Signature Bank.

On May 1, 2023, the FDIC released a comprehensive overview of the deposit insurance system and options for reform to address financial stability concerns stemming from recent bank failures. The FDIC evaluated three primary options: limited coverage, unlimited coverage and targeted coverage. The proposed options would require Congressional action, though some aspects of the report lie within the scope of the FDIC’s rulemaking authority. We are evaluating the impact of the proposed reforms.

In addition, also on May 1, 2023, the FDIC was appointed as receiver for First Republic Bank. The FDIC has indicated that the estimated losses to the DIF of resolving First Republic Bank are expected to be $13 billion. These recent bank failures and other related developments in the banking industry, such as the acquisition of Credit Suisse by UBS in 2023, has resulted and may continue to result in increased regulatory activity, supervisory focus, and related restrictions on banking organizations.

68 BNY Mellon

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

The FDIC’s DIF is funded by assessments on IDIs. The FDIC assesses DIF premiums based on a bank’s average consolidated total assets, less the average tangible equity of the IDI during the assessment period. For larger institutions, such as The Bank of New York Mellon and BNY Mellon, N.A., assessments are determined based on CAMELS ratings and forward-looking financial measures to calculate the assessment rate, which is subject to adjustments by the FDIC, and the assessment base.

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

Following the closures of SVB and Signature Bank in March 12 and 13, 2023, the FDIC announced that, as required by the FDI Act, any losses to the DIF to support uninsured depositors would be recovered by a special assessment prescribed through regulation. Under the FDI Act, the FDIC has discretion with respect to the design and timeframe for any special assessment, which may be on insured depository institutions, depository institution holding companies (with the concurrence of the Treasury Secretary), or both, as the FDIC determines to be appropriate. The FDIC may consider the types of entities that benefit from the action taken, economic conditions, the effects on the industry, and such other factors as the FDIC deems appropriate.

On Nov. 16, 2023, the FDIC adopted a final rule, effective April 1, 2024, implementing a special assessment on IDIs to recover losses to the DIF associated with the closures of SVB and Signature Bank. When the rule was adopted, the FDIC estimated that the assessed losses would total approximately $16.3 billion. Under the rule, the FDIC will collect from each IDI a special assessment at a quarterly rate of 3.36 basis points (or an annual rate of approximately 13.4 basis points) of the IDI’s estimated uninsured deposits (excluding the first $5 billion of estimated uninsured deposits) as of Dec. 31, 2022. For an IDI that is part of a holding company containing multiple IDIs, the $5 billion deduction would be apportioned based on the IDI’s estimated uninsured deposits as a percentage of total estimated uninsured deposits held by all IDI affiliates in the consolidated banking organization. The special assessment will be collected during an initial special assessment period of eight quarters, with the first quarterly assessment period beginning on Jan. 1, 2024, subject to potential extension and a potential one-time final special assessment for any shortfall to the DIF. In February 2024, the FDIC estimated the assessed losses would total approximately $20.4 billion. We recorded an accrual to noninterest expense of approximately $632 million in the fourth quarter of 2023 for this special assessment.

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

BNY Mellon 69

Supervision and Regulation (continued)
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

Incentive Compensation Arrangements

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

On Oct. 22, 2022, the SEC adopted a final rule requiring national securities exchanges and national securities associations to adopt listing standards requiring issuers listed on an exchange or an association to establish a policy for recovering erroneously awarded incentive-based compensation paid to executive officers under certain circumstances. Accordingly, in June 2023, the New York Stock Exchange adopted listing standards, effective Oct. 2, 2023, requiring listed issuers, including BNY Mellon, to adopt a policy on recovery of erroneously awarded compensation by Dec. 1, 2023. The policy would apply to executive incentive compensation received on or after Oct. 2, 2023. BNY Mellon adopted a policy designed to comply with the listing standards.
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

70 BNY Mellon

Supervision and Regulation (continued)
Financial Crimes Enforcement Network (“FinCEN”)

FinCEN issued rules under the BSA that apply to covered financial institutions, including The Bank of New York Mellon and BNY Mellon, N.A., setting forth five pillars of an effective AML program: development of internal policies, procedures and related controls; designation of a compliance officer; a thorough and ongoing training program; independent review for compliance; and customer due diligence (“CDD”). CDD requires a covered financial institution to implement and maintain risk-based procedures for conducting CDD that include the identification and verification of any beneficial owner(s) of each legal entity customer at the time a new account is opened.

NYSDFS Anti-Money Laundering and Anti-Terrorism Regulations

The New York State Department of Financial Services (“NYSDFS”) issued regulations requiring regulated institutions, including The Bank of New York Mellon, to maintain a transaction monitoring program to monitor transactions for potential BSA and AML violations and suspicious activity reporting, and a watch list filtering program to interdict transactions prohibited by applicable sanctions programs.

The regulations require a regulated institution to maintain programs to monitor and filter transactions for potential BSA and AML violations and prevent transactions with sanctioned entities. The regulations also require institutions to submit annually a board resolution or senior officer compliance finding confirming steps taken to ascertain compliance with the regulation.

Cybersecurity and Computer Security Regulation

The NYSDFS requires financial institutions regulated by NYSDFS, including The Bank of New York Mellon, to establish a cybersecurity program, adopt a written cybersecurity policy, designate a chief information security officer, and have policies and procedures in place to ensure the security of information systems and non-public information accessible to, or held by, third parties. The NYSDFS rule also includes a variety of other requirements to protect the confidentiality, integrity and availability of information systems, as well as the annual delivery of a certificate of compliance.

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

On July 26, 2023, the SEC adopted rules, effective on Sept. 5, 2023, requiring public companies, including the Parent, to disclose cybersecurity incidents and details regarding their cybersecurity risk management, strategy and governance. Under the rules, public companies must disclose material cybersecurity incidents on Form 8-K. Disclosure of material incidents generally is due within four business days after a public company determines that a cybersecurity incident is material. On an annual basis, public companies must describe in their annual report on Form 10-K their processes for assessing, identifying, and managing, and management’s role and expertise in assessing and managing, material cybersecurity risks; whether any cybersecurity risks have materially affected or are reasonably likely to material affect the company; and the board of directors’ oversight of cybersecurity risks.

On March 15, 2023, the SEC proposed a new rule regarding cybersecurity risk management for entities including broker-dealers, security-based swap dealers, and transfer agents. The proposed rule would require such entities to maintain written policies and procedures to address their cybersecurity risk, immediately notify the SEC of significant cybersecurity incidents, and publicly disclose descriptions of their cybersecurity risks and significant cybersecurity incidents.

In addition, also on March 15, 2023, the SEC also proposed amendments to Regulation S-P, including a requirement for broker-dealers, investment companies, RIAs, and transfer agents to adopt written policies and procedures for an incident response program with respect to unauthorized access to or use of customer information. The proposal would require these entities to notify individuals whose sensitive customer information was accessed or used without

BNY Mellon 71

Supervision and Regulation (continued)
authorization not later than 30 days after becoming aware that the information has been compromised. BNY Mellon is evaluating the potential impact of the proposals.

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

Climate and ESG Regulations

As the global regulatory framework for Climate and ESG disclosure and risk management practices continues to evolve, we continue to evaluate the impacts of new regulations on our business and operations.

In the U.S., the SEC proposed rules to enhance consistency of climate-related disclosures among registered companies. On March 21, 2022, the SEC proposed climate-related disclosure requirements that would require SEC reporting companies to disclose, among other things and as applicable, direct and indirect greenhouse gas emissions, climate-related scenario analysis, climate transition plans or climate-related targets or goals and related progress, climate-related risks over the short-, medium- and long-term, qualitative and quantitative information regarding climate-related risks and historical impacts in audited financial statements, corporate governance of climate-related risks, and climate-related risk-management processes. Further, on May 25, 2022, the SEC proposed rule and form amendments that would require certain funds, including RICs such as mutual funds, closed end funds and ETFs, that consider ESG factors in their investment process to provide additional ESG disclosures in their fund prospectuses and annual shareholder reports. These proposed amendments would also require certain advisers, including RIAs, that consider ESG factors as part of their advisory business to disclose the ESG factors they consider in providing advisory services and how they are incorporated when formulating investment advice.

A number of states have proposed or enacted laws and regulations addressing climate disclosure. For example, on Oct. 7, 2023, California enacted three statutes imposing extensive new climate-related disclosure obligations, which became effective on Jan. 1, 2024. The Climate Corporate Data Accountability Act (“SB 253”) requires U.S. companies with total annual revenues in excess of $1 billion that do business in California to disclose annually their Scope 1 (owned and controlled sources) and Scope 2 (from energy purchased and used) greenhouse gas emissions beginning in 2026, and Scope 3 (up and down value chain) greenhouse gas emissions beginning in 2027. The Climate-Related Financial Risk Act (“SB 261”) requires U.S. companies (other than insurance companies) with total annual revenues in excess of $500 million that do business in California to publish biennial reports

72 BNY Mellon

Supervision and Regulation (continued)
disclosing climate-related financial risks and the measures adopted to mitigate the disclosed risks beginning on Jan. 1, 2026. The California State Air Resources Board is authorized to adopt implementing regulations under SB 253 and SB 261. The Voluntary Carbon Market Disclosures Act (“AB 1305”) requires, among other things, companies operating within California to disclose certain information on accuracy of claims made, including regarding carbon neutrality, net zero emissions or reduction of greenhouse gas emissions, interim progress measures, third-party verification and, if applicable, certain information on the voluntary carbon offsets marketed, used, purchased or sold.

In Europe, EU entities in-scope for the Corporate Sustainability Reporting Directive will soon be subject to new requirements to disclose information about sustainability matters, including information on BNY Mellon’s impact on the environment and information on related financial risks and opportunities to BNY Mellon. Five EU subsidiaries of BNY Mellon are subject to these requirements, with BNY Mellon SA/NV required to report in 2025 and the remaining four subsidiaries required to report in 2026. In addition, EU lawmakers are in the process of adopting the Corporate Sustainability Due Diligence Directive (“CS3D”), which will likely impose new due diligence obligations on our global operations, including in relation to our supply chains. The CS3D will also require us to adopt and put into effect a transition plan for climate change mitigation. Our regulated banking subsidiary in the EU is also subject to supervisory expectations and potential enforcement actions for the prudent management of climate-related and environmental risks and related disclosure.

In addition, our UK supervisory authorities have adopted new disclosure requirements and supervisory expectations that currently apply or will apply to our subsidiaries and branches that are regulated by the UK Financial Conduct Authority (“FCA”) and the UK Prudential Regulation Authority (“PRA”). For example, since the end of 2021 our PRA regulated branch and banking subsidiary have been subject to the PRA’s supervisory expectations for the management of climate-related financial risks, including as regards governance, risk management, scenario analysis and disclosure. Further, new FCA rules on anti-greenwashing will require that from May 31, 2024, any sustainability-related claims made about our products and services by our FCA regulated entities are consistent with the sustainability characteristics of such products or services and are fair, clear and not misleading.

In addition, recent published guidance from our regulators, including the Agencies and NYSDFS, has primarily focused on climate-related financial risk management, including with respect to, among other things, governance, policies and procedures, strategy, risk management, data and reporting, and scenario analysis. We continue to assess guidance from regulators and its potential impact.

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

BNY Mellon 73

Supervision and Regulation (continued)
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

On Aug. 8, 2023, the Federal Reserve issued a Supervision and Regulation Letter (SR 23-7) announcing the establishment of its Novel Activities Supervision Program (“NASP”) to complement its existing supervision and oversight of supervised banking organizations, including BNY Mellon. The NASP will encompass risk-based monitoring and examination and focus on novel activities related to crypto-assets, distributed ledger technology, and complex, technology-driven partnerships with nonbank providers of banking products and services to customers. The Federal Reserve will also evaluate the concentrated provision of banking services to crypt-asset-related entities and fintechs. We are evaluating the potential impact of the NASP.

We operate a number of broker-dealers that engage in securities underwriting and other broker-dealer activities in the U.S. These companies are SEC-
registered broker-dealers and members of Financial Industry Regulatory Authority, Inc. (“FINRA”), a securities industry self-regulatory organization. BNY Mellon’s nonbank subsidiaries engaged in securities-related activities are regulated by supervisory agencies in the countries in which they conduct business, where required.

Certain of BNY Mellon’s public finance and advisory activities are regulated by the Municipal Securities Rulemaking Board and the relevant BNY Mellon affiliates have registered with the SEC, as required under the SEC’s Municipal Advisors Rule if they provide advice to municipal entities or certain other persons on the issuance of municipal securities, or about certain investment strategies or municipal derivatives.

Certain of BNY Mellon’s subsidiaries are registered with the CFTC as commodity pool operators, introducing brokers and/or commodity trading advisors and, as such, are subject to CFTC regulation. The Bank of New York Mellon is registered as a swap dealer (as defined in the Dodd-Frank Act) with the CFTC and is a member of the National Futures Association (“NFA”) in that same capacity. As a swap dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC and NFA.

On Dec. 13, 2023, the SEC approved a final rule requiring covered clearing agencies that clear transactions in U.S. Treasuries (“CCPs”) to establish policies requiring their direct participants, including BNY Mellon, to submit for clearing all “eligible secondary market transactions” in U.S. Treasuries to which such direct participant is a counterparty, which include all repurchase and reverse repurchase agreements collateralized by U.S. Treasuries and all inter-dealer cash market trades. Eligible secondary market transactions, however, exclude (i) transactions with affiliates (under certain conditions), central banks, sovereign entities, and CCPs, (ii) cash market transactions with hedge funds, and (iii) securities lending transactions involving U.S. Treasuries. Implementation of the rules will be phased beginning March 2025 through June 2026.

Certain of our subsidiaries are RIAs, and as such are supervised by the SEC. They are also subject to various U.S. federal and state laws and regulations and to the laws and regulations of any countries in which they conduct business. Our subsidiaries advise both RICs, including the BNY Mellon Family of

74 BNY Mellon

Supervision and Regulation (continued)
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

SEC Regulation Best Interest (“Reg BI”) requires a broker-dealer to act in the “best interest” of a retail customer when making a recommendation of any securities transaction or investment strategy to any such customer. The Form CRS Relationship Summary (“Form CRS”) requires RIAs and broker-dealers to provide retail investors with a brief summary about the nature of their relationship with their investment professional and supplements other more detailed disclosures.

On Feb. 15, 2023, the SEC adopted final rule amendments to shorten the standard settlement cycle for certain broker-dealer securities transactions to T+1. The rule includes additional amendments designed to accelerate the confirmation of such trades. We continue to assess the potential impacts of the final rule.

On Dec. 14, 2022, the SEC proposed four rulemakings related to market structure, including a proposed Regulation Best Execution, which would establish a best execution regulatory framework for broker-dealers, and proposals regarding order competition and disclosure of order execution information. We continue to assess the potential impacts of the proposals.

On Feb. 15, 2023, the SEC proposed amendments to the custody rule under the 1940 Act, which generally requires RIAs deemed to have custody of client funds or securities to, among other requirements, maintain client funds or securities with a qualified custodian. The proposal would expand the types of investments covered by the custody rule to include any client “assets.” It would also require RIAs to enter into a written agreement with, and obtain reasonable assurances from, the qualified custodian that the custodian will comply with protections in the proposed rule, including with respect to indemnification of the client, responsibility for subcustodians and central securities depositaries, asset segregation, and not subjecting client assets to any liens. In addition, the SEC proposed amendments to the investment adviser recordkeeping rule to require advisers to keep additional, more detailed records. We continue to evaluate the potential impact of the proposals.

On July 26, 2023, the SEC proposed new rules intended to address certain conflicts of interest associated with the use of “Covered Technology” by broker-dealers and investment advisers (“Firms”) in investor interactions (“Proposed AI Rules”). Covered Technology is generally described as applying to “artificial intelligence” or “AI” and is broadly defined under the Proposed AI Rules to include the use of analytical, technological, or computational functions, algorithms, models, correlation matrices, or similar methods or processes that optimize for, predict, guide, forecast, or direct investment-related behaviors or outcomes of an investor. If adopted, the Proposed AI Rules would: (i) generally apply when a Firm uses a Covered Technology in engaging or communicating with an investor, including by exercising discretion with respect to an investor’s account, providing an investor with information, or soliciting an investor and (ii) require Firms to (among other things) identify conflicts of interests when using Covered Technology in interactions with investors, and adopt policies and procedures to eliminate or neutralize those conflicts of interest. We are evaluating the potential impact of the proposed rules.

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

The Financial Services Act 2021 made several changes to the UK financial services regulatory framework, including the prudential frameworks for credit institutions and investment firms. In particular, the Financial Services Act 2021 grants substantial

BNY Mellon 75

Supervision and Regulation (continued)
prudential rulemaking powers to the Prudential Regulatory Authority (“PRA”) with respect to UK credit institutions, and the FCA with respect to UK investment firms.

In December 2022, the UK Chancellor of the Exchequer announced the Edinburgh Reforms, a series of measures to promote stability and competitive growth in the UK financial markets post-Brexit. As part of the Edinburgh Reforms, HM Treasury published ‘Building a Smarter Financial Services Framework for the UK,’ a policy statement on the government’s approach to replacing EU law on financial services with regulations tailored to the UK, and set out measures to determine structuring of a post-Brexit UK financial services regulatory framework. Following up on its statement of approach, in July 2023, HM Treasury published ‘Building a Smarter Financial Services Regulatory Framework for the UK,’ detailing its plan on how the government will deliver this approach in practice. To further the post-Brexit transition, the UK enacted the Financial Services and Markets Act 2023 (FSMA 23) on June 29, 2023, implementing the Edinburgh Reforms, including a framework for revoking and replacing retained EU law for financial services, delegating rulemaking authority to UK regulators, strengthening the regulatory accountability framework, and establishing a new Designated Activities Regime regulating financial market related activities. We continue to evaluate the potential impact of these measures.

Operations and Regulations Outside the U.S.

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

BNY Mellon SA/NV is a public limited liability company incorporated under the laws of Belgium, holds a banking license issued by the National Bank of Belgium and is authorized to carry out all banking and savings activities as a credit institution. The European Central Bank (the “ECB”) has responsibility for the direct supervision of significant banks and banking groups in the Euro area, including BNY Mellon SA/NV. The ECB’s supervision is carried out in conjunction with the relevant national prudential regulator (the National Bank of Belgium in BNY Mellon SA/NV’s case), as part of the Single Supervisory Mechanism. BNY Mellon SA/NV conducts its activities in Belgium as well as through its branch offices in Denmark, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Poland and Spain. In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by BNY Mellon’s U.S. regulators.

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

76 BNY Mellon

Supervision and Regulation (continued)
The primary prudential framework in the EU is provided by the Capital Requirements Directive 5 (“CRD5”) and EU CRR2, both of which implement many elements of the Basel III framework. Aspects of EU CRD5 and EU CRR2 are currently proposed to be amended as part of the EU’s plans to implement the Basel 3.1 standards and to enhance the harmonization of banking supervision in the EU. The final regulations, to be known as the Capital Requirements Directive 6 and EU CRR3 are due to be published in 2024 and set to apply from Jan. 1, 2025.

The UK’s version of the EU Capital Requirements Regulation (“UK CRR”) provides the prudential framework for credit institutions in the UK. Aspects of UK CRR are currently proposed to be amended as part of the PRA’s plans to implement the Basel 3.1 standards in the UK. The final regulations are due to be published in 2024 and set to apply from Jan. 7, 2025.

The lines of business included in our Securities Services, Market and Wealth Services and Investment and Wealth Management business segments are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.

Various existing and/or proposed EU directives and regulations have or will have a significant impact on the provision of many of our products and services, including the revised Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulation (collectively, “MiFID II”), the revised Alternative Investment Fund Managers Directive (“AIFMD”), the Directive on Undertakings for Collective Investment in Transferable Securities (“UCITS V”), the revised Central Securities Depositories Regulation, the revised regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), the Payment Services Directive II and the revised Benchmarks Regulation. These EU directives and regulations may impact our operations and risk profile. Some of these EU directives and regulations are subject to review, and the outcome of these reviews is not yet certain.

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

European and UK Financial Markets and Market Infrastructure

The EU and UK continue to develop and implement changes in relation to their existing financial markets and market infrastructure regulations. EU and UK MiFID II/MIFIR apply to financial institutions conducting investment business in the EEA and UK respectively and have historically required and continue to require significant changes to comply with relevant regulatory requirements, including extensive transaction reporting and market transparency obligations and a heightened focus on how financial institutions conduct business with and disclose information to their clients.

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

Under the regulations for depositary safekeeping duties under AIFMD and UCITS V, the European Commission recognizes the use of omnibus account structures when accounting for assets in a chain of custody, but requires that depositaries and trustees, such as BNY Mellon, maintain their own books and records.

BNY Mellon 77

Risk Factors
An investment in securities issued by us involves certain risks that you should carefully consider and evaluate both at the time of initial purchase and throughout the holding period of such securities. The following discussion sets forth the most material risk factors that could affect our business, financial condition or results of operations. Some of these risks are interrelated and the occurrence of one may exacerbate the effect of others. Additionally, factors other than those discussed below or in our other reports filed with or furnished to the SEC could also adversely affect our business, financial condition or results of operations. We cannot assure you that the risk factors described below or elsewhere in our reports address all potential risks that we may face. These risk factors also serve to describe considerations which may cause our results to differ materially from those described in forward-looking statements included herein or in other documents or statements that make reference to this Annual Report. See “Forward-looking Statements.”

Summary

Investing in our securities and in the securities of banks and financial services companies more broadly is inherently risky. Our business, financial condition and results of operations may be materially and adversely affected by various risk types and considerations, including operational risk, market risk, credit risk, capital and liquidity risk, strategic risk and additional risks, including as a result of the following:

Operational Risk
•Errors or delays in our operational and transaction processing, or those of third parties.
•Our risk management framework, models and processes not being effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, models and processes exposing us to unexpected losses.
•A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients.
•A cybersecurity incident, or failure in our computer systems, networks and information, or those of third parties, resulting in the theft, loss, disclosure, use or alteration of information, unauthorized access to or loss of information, or system or network failures.
•Extensive government rulemaking, policies, regulation and supervision that impact our operations, and changes to and introduction of new rules and regulations compelling us to change how we manage our businesses.
•Regulatory or enforcement actions or litigation.
•Failure to attract, retain, develop and motivate employees.
•Failure or circumvention of our controls, policies and procedures.

Market Risk
•Weakness and volatility in financial markets and the economy generally.
•Dependence on fee-based business and fee-based revenues, which could be adversely affected by slowing market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences.
•Levels of and changes in interest rates impacting our profitability and capital levels.
•Unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings.
•Reform of interest rate benchmarks and the use of alternative reference rates by us and our clients.

Credit Risk
•Failure or perceived weakness of any of our significant clients or counterparties, and our assumption of credit, counterparty and concentration risk.
•Inadequacy in our allowance for credit losses, including loan and lending-related commitment reserves and a deterioration in our expectations of future economic conditions.

Capital and Liquidity Risk
•Failure to effectively manage our liquidity.
•Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally.

78 BNY Mellon

Risk Factors (continued)
•The Parent’s dependence on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases, payment of income taxes and payment of dividends to its stockholders.
•Ability to return capital to shareholders, which is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock.
•Any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon, BNY Mellon, N.A. or The Bank of New York Mellon SA/NV, which could increase the cost of funding and borrowing to us and our rated subsidiaries.
•The application of our Title I preferred resolution strategy or resolution under the Title II orderly liquidation authority.

Strategic Risk
•New lines of business, new products and services or transformational or strategic project initiatives, and the failure to implement these initiatives.
•Competition in all aspects of our business.
•Our strategic transactions.

Additional Risks
•Adverse events, publicity, government scrutiny or other reputational harm.
•ESG concerns, including climate change, which could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation.
•Impacts from geopolitical events, acts of terrorism, natural disasters, the physical effects of climate change, pandemics and other similar events.
•Tax law changes or challenges to our tax positions with respect to historical transactions.
•Changes in accounting standards governing the preparation of our financial statements and future events.

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
BNY Mellon 79

Risk Factors (continued)
Affiliates or third parties (including their downstream service providers) with which we do business or that facilitate our business activities, including by providing data, information, technology or infrastructure services, could also be sources of execution and processing errors, failures or significant operational delays. These risks are heightened to the extent that we rely on a limited, or otherwise concentrated, set of third parties with respect to certain processes or business activities. In certain jurisdictions, we may be deemed to be statutorily or criminally liable for operational errors, fraud, breakdowns or delays by these affiliates or third parties. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, when we act as depositary in the European Economic Area, we could be exposed to restitution risk for, among other things, errors or fraud perpetrated by a sub-custodian resulting in a loss or delay in return of client’s securities. When we are not acting as a European Economic Area depositary, we may accept similar liabilities to that of a European Economic Area depositary as a matter of contract in connection with our custody services.

Our risk management framework, models and processes may not be effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, models and processes could expose us to unexpected losses that could materially adversely affect our results of operations or financial condition.

Our risk management framework seeks to identify and mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including operational risk, credit risk, market risk, liquidity risk, model risk and strategic risk. We have also established frameworks designed to mitigate risk and loss to us as a result of the actions of affiliates or third parties with which we do business (including their downstream service providers) or that facilitate our business activities. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we may not have appropriately anticipated or identified.

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

In certain instances, we rely on models to measure, monitor and predict risks including as part of our overall asset/liability management. However, these models are inherently limited because they involve techniques, including the use of historical data and trends, assumptions, estimates, judgments and forecasts, which may be incomplete or may not prove to be accurate. Further, these models cannot anticipate every economic and financial outcome in the markets in which we operate, nor can they anticipate the specifics and timing of such outcomes, especially during severe market downturns, sudden geopolitical events or other stress events, such as those experienced during the COVID-19 pandemic or in connection with the insolvencies of Silicon Valley Bank and Signature Bank in the first half of 2023. These models may not appropriately capture all relevant risks or accurately predict future events or exposures. The risk of the unsuccessful design, development or implementation of our models, systems or processes, as well as the risk associated with oversight, monitoring and application of models, cannot be completely eliminated. Inaccuracies in the input data or parameters used in our models may further increase the risks to which we are subject. We may also experience unexpected losses if our models, estimates or judgments used or applied in connection with our risk management activities or in the preparation of our financial statements prove to have been inadequate or incorrect. All models have some degree of inaccuracy, which can be further exacerbated when environmental conditions or stress conditions push theory beyond its limits. The models that we use to assess and control our market risk

80 BNY Mellon

Risk Factors (continued)
exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. The 2008 financial crisis and resulting regulatory reform highlighted both the importance and some of the limitations of managing unanticipated risks. In times of market stress, limited liquidity or other unforeseen circumstances, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions. Additionally, sudden illiquidity in markets or declines in prices of certain assets may make it more difficult to value certain financial instruments. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future.

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

Our control environment and related systems, from time to time, have in the past not sufficiently detected, and may in the future not sufficiently detect, each error, omission, or other mistake made by us. These have in the past included, and may in the future include, calculation errors, errors in software or model development or implementation, data or informational errors or incompleteness, or errors in judgment. Human errors, malfeasance, failure to follow applicable policies, laws, rules or procedures and other misconduct in connection with our risk management framework, models and processes, even if promptly discovered and remediated, may result in reputational damage and losses and liabilities for us.

An important aspect of our risk management framework is creating a risk culture that is sustainable and appropriate to our role as a major financial institution in which our employees understand that there is risk in every aspect of our business and the importance of managing risk as it relates to their job functions. If we fail to create the appropriate environment that sensitizes our employees to managing risk, our business could be adversely impacted. For more information on how we monitor and manage our risk management framework, see “Risk Management – Overview.”

A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

We extensively rely on communications and information systems to conduct our business. Our businesses are highly dependent on our ability to process large volumes of data in an accurate, complete and timely manner, which requires global capabilities and scale from our technology platforms. If our technology or communications fail, or those of industry utilities or our service providers fail, we have in the past experienced, and could in the future experience, production and system outages or failures, or other significant operational delays. In addition, any technology disruption or failure could result in the loss of confidential or customer data, as a result of which we could incur losses, suffer reputational damage, face significant remediation expenses or find ourselves out of compliance with applicable regulatory or contractual mandates or supervisory expectations with respect to the preservation of confidential information. Any such disruption, outage, failure or delay could adversely affect our ability to effect transactions or service our clients, which could expose us to liability for damages, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or sanctions or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. Remote work arrangements have increased our reliance on remote access systems and video conferencing services, and, as a result, we are exposed to similar risks if the technology and communications systems our employees or employees of third parties use while working remotely fail. Security or technology disruptions, failures or delays that impact our communications or information systems could also adversely affect our ability to manage our exposure to risk or expand our business. These incidents are unpredictable and can arise from numerous sources, not all of which are in our control, including, among

BNY Mellon 81

Risk Factors (continued)
others, human error, malfeasance and other misconduct, as well as operational disruptions at a third party or third party’s downstream service provider.

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

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, have in the past been, and could in the future also be, sources of technology risk to us, including from breakdowns, capacity constraints, attacks (including cyberattacks targeted at third-party service providers), failures or delays of their own systems or other services that impair our ability to process transactions and communicate with customers and counterparties. This risk may be intensified to the extent that there is concentration in a single unique product or service provided by a single vendor, or to the extent we rely on service providers from a single geographic area or due to the nature of the third-party’s industry and operations (e.g., firms that may have less robust scale, financial and operational resiliency standards with which to defend against a cyberattack). In addition, we are exposed to the risk that a technology disruption or other information security event at our vendor, or a downstream service provider or other vendor common to our third-party service providers, could impede their ability to provide products or services to us. We may not be able to effectively monitor or mitigate operational risks impacting our vendors or relating to the use of common and other vendors by third-party service providers, which could result in potential liability to clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, interactions with third-party service providers, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. For example, we have begun to incorporate artificial intelligence technologies, including generative artificial intelligence, into some of our products, services and processes, and we may in the future expand such offerings. The use of artificial intelligence may expose us to new risks and greater potential liabilities including as a result of enhanced governmental or regulatory scrutiny, litigation, ethical concerns, confidentiality or other security risks, intellectual property concerns and data rights and protection concerns, as well as other factors that could adversely affect our business, reputation and financial results. Additionally, the technology used has become increasingly complex and relies on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make

82 BNY Mellon

Risk Factors (continued)
significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to adequately review and consider critical business changes prior to and during introduction and deployment of key technological systems or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

As a result of financial entities, central agents, clearing agents and houses, exchanges and technology systems across the globe becoming more interdependent and complex, a technology failure or other operational incident that significantly degrades, deletes or compromises the systems or data of one or more financial entities or suppliers could have a material impact on counterparties or other market participants, including us. A disruptive event, failure or delay experienced by one institution could disrupt the functioning of the overall financial system and has in the past impaired, and could in the future impair, our ability to settle transactions, which could, in turn, increase our counterparty credit and other exposures.

A cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, loss, disclosure, use or alteration of information, unauthorized access to or loss of information, or system or network failures. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses.

We have been, and we expect to continue to be, the target of varying degrees of attempted cyberattacks, computer viruses or other malicious software, denial of service efforts, phishing attacks, penetration attempts and other information security threats intended to disrupt our operations, including unauthorized access attempts and cyberattacks targeted at third-party service providers and their downstream service providers. Remote working arrangements, our employees’ usage of mobile and cloud technologies and our reliance on third-party service providers leave our networks susceptible to greater access points for attackers to exploit. This further increases the risk of unauthorized access to our networks and results in greater amounts of information being available for access. Although we deploy a broad range of sophisticated defenses and continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches and attacks, and we could suffer a material adverse impact or disruption as a result of a cybersecurity incident.

Cybersecurity incidents may occur through or as a result of system errors, lack of adequate policies and procedures, human error, software vulnerabilities (which may be unknown), potential lapses in information security practices or other irregularities, and intentional or unintentional acts by individuals or groups (including employees, vendors, customers and state actors, as well as others with malicious intent) having authorized or unauthorized access to our systems, data-bearing devices or facilities as well as the systems, devices or facilities of our clients, counterparties or third-party service providers. Malicious actors may also attempt to place individuals within BNY Mellon or fraudulently induce employees, vendors, customers or other users of our systems through social engineering, such as phishing, to disclose sensitive information in order to gain access to our data or that of our clients, or to send funds or authorize the sending of funds. A cybersecurity incident that results in the theft, loss, disclosure, use or alteration of information (which may include confidential or proprietary information), system or network failures, or unauthorized access or loss of access to information, may require us to reconstruct lost data (which may not be possible) or reimburse clients for data and credit monitoring services, or result in loss of customer business or damage to our computers or systems and those of our customers and counterparties. Further, although the application of distributed ledger technology is growing, such technology is nascent and may be vulnerable to cyberattacks or have other weaknesses, which could result in the loss of customer assets, including customer funds or custodied digital assets. Losses of certain types of assets, such as digital assets, may be distinctly difficult to recover and could subject us to customer disputes, claims for reimbursement, losses, negative publicity,

BNY Mellon 83

Risk Factors (continued)
reputational damage and governmental and regulatory scrutiny, investigations and enforcement actions.

The risk of an occurrence of a cybersecurity incident is inherent to a decision to invest in our company and the financial services sector as a whole. These impacts could be costly and time-consuming and could materially adversely affect our business, financial condition and results of operations.

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, there can be no assurance that our mitigation strategies will be effective against all forms of cyberattacks. It is possible that employees or services providers may not follow our policies and procedures and we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, including because the techniques used change, develop and evolve frequently or are not recognized until after they are launched. Moreover, attacks can originate from a wide variety of sources, including malicious actors who are involved with organized crime or who may be linked to terrorist organizations or foreign governments, or from cross-contamination of legitimate parties (including vendors and their service providers, clients, financial market utilities, and other financial institutions). Risks relating to attacks on our vendors, including supply chain attacks affecting our software and information technology service providers, have been rising as such attacks become increasingly frequent and severe and as financial entities and technology systems have become increasingly consolidated, interdependent and complex.

The failure to maintain an adequate technology infrastructure and applications with effective cybersecurity controls relative to the type, size and complexity of operations, markets and products traded, access to trading venues and our market interconnectedness could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations, leading to regulatory fines and sanctions. We may be required to expend significant additional resources to modify, investigate or remediate vulnerabilities or other exposures arising from cybersecurity risks and threats. Despite our procedures intended to identify and mitigate the impact of cybersecurity incidents, a cybersecurity incident, including as a result of a successful cyberattack, could occur and persist for an extended period of time before being detected. In addition, we may not be able to identify and fully assess the impact of a cybersecurity incident in a timely manner. An investigation of a cybersecurity incident is inherently unpredictable and the extent of a particular cybersecurity incident and the path of investigating the incident may not be immediately clear. It may take a significant amount of time before such an investigation can be completed and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the source and extent of the harm or how best to contain and remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, clients, regulators and other stakeholders may not be sufficiently timely or accurate, any or all of which could further increase the costs and consequences of a cybersecurity incident. Moreover, recently adopted cybersecurity regulations by the SEC require us, as a public company subject to Exchange Act reporting requirements, to publicly disclose certain information about a material cybersecurity event, including the impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. As with the determination of materiality of any other type of event, the determination regarding the materiality of any particular cybersecurity incident or series of related incidents entails a facts and circumstances test that takes a number of quantitative and qualitative factors into account. As a result, our management may determine that certain cybersecurity incidents are immaterial and not subject to disclosure under the new SEC cybersecurity regulations. For example, depending on the particular facts and circumstances, our management may reach such a determination if, among other things, the incident (or a series of related incidents) does not substantially disrupt our ability to operate normally, or deliver our products and services to our clients and the market on a timely basis, or result in the loss or compromise of a significant amount of data or potentially significant expenses or liabilities. As a result, investors should not assume that the absence of disclosure under the new regulations means that our defenses have been successful in preventing and defending every cyberattack directed at us or our third-party service providers.

In addition, we rely on a variety of measures to protect our intellectual property and proprietary

84 BNY Mellon

Risk Factors (continued)
information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us, we could be required to spend a significant amount of resources to defend such claims, develop alternative methods of operations, pay substantial money damages, obtain a license from the third party or possibly stop providing one or more products or services. Furthermore, given intellectual property ownership and license rights surrounding artificial intelligence, such as generative artificial intelligence, are currently not fully addressed by courts or regulators, the use or adoption of artificial intelligence into our products or services may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for artificial intelligence may also impact our ability to protect our own data and intellectual property against infringing use. In addition, we conduct business in various jurisdictions that may not have comparable levels of protection for intellectual property and proprietary information as the U.S. The protection afforded in those jurisdictions may be less established and/or predictable. As a result, there may also be heightened risks associated with the potential theft of data, proprietary information, technology and intellectual property in those jurisdictions by domestic or foreign actors, including private parties and those affiliated with or controlled by state actors. Any theft of data, proprietary information, technology or intellectual property may negatively impact our operations and reputation, including disrupting our business activities in those jurisdictions.

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

As a large, internationally active financial services company, we operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime affecting all aspects of our business and operations, including oversight by governmental agencies both inside and outside the U.S. Regulations and related regulatory guidance and supervisory oversight impact how we analyze certain business opportunities, our capital and liquidity requirements, the revenue profile of certain of our core activities, the products and services we provide, how we manage our balance sheet, how we return capital to shareholders, how we monitor and manage risk and how we promote a sound governance and control environment. Any changes to the regulatory frameworks and environment in which we operate and the significant management attention and resources necessary to address those changes could materially adversely affect our business, financial condition and results of operations and have other negative consequences.

In the future, we could become subject to additional laws, rules and regulations, including related to the safekeeping of client assets, cybersecurity and data protection, digital assets, artificial intelligence and other emerging technologies, climate risk management and ESG governance and reporting, including additional disclosure requirements with respect to sustainability-related goals, investment strategies, risk management and emissions. In addition, certain regulatory initiatives within and outside of the U.S. may overlap and/or conflict with each other, which could subject us to additional compliance costs and regulatory risk. This reflects the pace of developments relating to cybersecurity, digital assets, artificial intelligence and climate regulation, including the increased focus globally by regulators and other governmental authorities on these topics and the relatively uncertain, distinct and novel nature of the associated principles.

The evolving regulatory environment and uncertainty about the timing and scope of future regulations may contribute to decisions we may make to suspend, reduce or withdraw from existing businesses, activities or initiatives, which may result in potential lost revenue or significant restructuring or related costs or exposures. We also face the risk of becoming subject to new or more stringent

BNY Mellon 85

Risk Factors (continued)
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

The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect investors in our securities. Regulatory and supervisory standards and expectations both within jurisdictions (in relation to national versus non-national financial services providers) and across jurisdictions may be divergent and otherwise may not be applied in a manner that is consistent and harmonized. Additionally, banking regulators have wide supervisory discretion in the ongoing examination and enforcement of applicable banking statutes, regulations, and guidelines, and may restrict our ability to engage in certain activities or acquisitions or may require us to limit our capital distributions, maintain more capital or hold more highly liquid assets.

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

We develop and submit plans for our rapid and orderly resolution in the event of material financial distress or failure to the Federal Reserve and the FDIC. If the agencies determine that our submissions are not credible or would not facilitate an orderly resolution under the U.S. Bankruptcy Code, and we fail to address any such deficiencies in a timely manner, we may be subject to more stringent capital or liquidity requirements or restrictions on our growth, activities or operations, or may be required to divest assets or operations, which could adversely affect our business, financial condition and results of operations.

Our global activities are also subject to extensive regulation by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies in the jurisdictions in which we operate, relating to, among other things, the

86 BNY Mellon

Risk Factors (continued)
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

In addition, we are subject in our global operations to rules and regulations relating to corrupt and illegal payments and money laundering, economic sanctions and embargo programs administered by the U.S. Office of Foreign Assets Control and similar bodies and governmental agencies worldwide, and laws relating to doing business with certain individuals, groups and countries, such as the U.S. Foreign Corrupt Practices Act, the Bank Secrecy Act, as amended by the USA PATRIOT Act, the Iran Threat Reduction and Syria Human Rights Act of 2012 and the UK Bribery Act. While we have invested and continue to invest significant resources in training and in compliance monitoring, the geographical diversity of our operations, employees, clients and customers, as well as the vendors and other third parties that we deal with, presents the risk that we may be found in violation of such rules, regulations or laws and any such violation could subject us to significant penalties or adversely affect our reputation. In addition, such rules could impact our ability to engage in business with certain individuals, entities, groups and countries, which could materially adversely affect certain of our businesses and results of operations. Government sanctions and our actions in response to them have had, and in the future could continue to have, a negative impact on our revenue and business. For example, following Russia’s invasion of Ukraine in 2022, we ceased new banking business in Russia.

As a result of the implementation of data protection-related laws and regulations, including the EU GDPR, the California Consumer Privacy Act of 2018 and the New York Department of Financial Services’ cybersecurity regulation, we need to allocate additional time and resources to comply with such laws and regulations, and our potential liability for non-compliance and reporting obligations in the case of data breaches has significantly increased. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations has required us to change our policies, procedures and technology for information security and segregation of data, which, among other things, makes us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

Additionally, our settlement-related activities and obligations are also subject to regulatory risk, including the risk of regulators globally accelerating the timeline to settlement, such as the SEC’s recent rule to shorten the standard settlement cycle for securities transactions in the U.S. from trade date plus two business days (T+2) to trade date plus one business day (T+1) for compliance in 2024. This rule presents the risk of non-compliance, and heightens the need for careful coordination with and dependencies on other industry participants as well as additional risks associated with technology development and implementation, change management and operational errors, any of which could be material in light of the magnitude and volume of our settlement-related activities and obligations.

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

BNY Mellon 87

Risk Factors (continued)
Regulatory or enforcement actions or litigation could materially adversely affect our results of operations or harm our businesses or reputation.

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties, tax authorities and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice and state attorneys general. See “Legal proceedings” in Note 22 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We have in the past been, and may in the future become, subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. Regulators and other governmental authorities may also be more likely to pursue enforcement actions, or seek admissions of wrongdoing or guilty pleas, in connection with the resolution of an inquiry or investigation to the extent a firm has previously been subject to other governmental investigations or enforcement actions. The current trend of large settlements by financial institutions with governmental entities may adversely affect the outcomes for other financial institutions in similar actions, especially where governmental officials have announced that the large settlements will be used as the basis or a template for other settlements. Separately, policymakers globally continue to focus on protection of client assets, cybersecurity and data protection, the improper use of electronic communications as well as tax avoidance and evasion.

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

Our businesses involve the risk that clients or others may sue us, claiming that we or third parties for whom they say we are responsible have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them, including perceived fiduciary or contractual duties. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, when clients or investors are experiencing losses or as public attention on issues such as climate change or other ESG matters intensifies. As a publicly held company, we are also subject to the risk of claims under the federal securities laws. Volatility in our stock price increases this risk.

Increasingly, regulators, tax authorities and courts have sought to hold financial institutions liable for the misconduct of their clients where such regulators and courts have determined that the financial institution should have detected that the client was engaged in wrongdoing, even though the financial institution had no direct knowledge of the wrongdoing.

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. These risks may be more acute when operating in foreign jurisdictions or in instances

88 BNY Mellon

Risk Factors (continued)
where adversaries to such disputes are government or quasi-government actors otherwise motivated in whole or in part by non-commercial incentives. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance, our exposure to such litigation and regulatory matters can be unpredictable, and when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, there may be a material exposure to loss in excess of any amounts accrued, or in excess of any loss contingencies disclosed as reasonably possible. Such loss contingencies may not be probable and reasonably estimable until the proceedings have progressed significantly, which could take several years and occur close to resolution of the matter.

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

We rely on certain employees with subject matter expertise to assist in the implementation of important initiatives and to support the development of new products and services, including in connection with our technology initiatives. As focus on technology and risk management increases in the financial industry, competition for technologists and risk personnel has intensified, which could constrain our ability to execute on certain of our strategic initiatives.

Our ability to attract, retain and motivate key executives and other employees may be negatively affected by continuous changes to immigration policies and restrictions applicable to incentive and other compensation programs, including deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in particular as we are more often competing for personnel with financial technology providers and other entities that may not be publicly traded or regulated banking organizations and, in either case, may not have the same limitations on compensation as we do. Furthermore, because a portion of our annual incentive compensation paid to some of our employees is deferred equity that is subject to the value of our common stock, declines in our profitability or outlook could adversely affect the ability to attract and retain employees.

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

A failure or circumvention of our controls, policies and procedures could have a material adverse effect on our business, financial condition, results of operations and reputation.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, reputation, results of operations and

BNY Mellon 89

Risk Factors (continued)
financial condition. Moreover, if we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. In addition, there are risks that individuals, either employees or contractors, may circumvent established control mechanisms in order to, for example, exceed exposure, liquidity, trading or investment management limitations, or commit fraud.

Additionally, although we have policies and procedures prohibiting the use of unauthorized personal devices and applications by our employees and contractors, we are subject to inquiries by regulators with respect to recordkeeping obligations and are subject to additional risks related to the use of personal devices and non-approved platforms, applications and tools by our employees or by third parties with which we do business for work-related activities, including risks related to information security and potential violations of record retention, reporting and other requirements. Any failure to comply with such policies and procedures could adversely affect our business.

Market Risk

Weakness and volatility in financial markets and the economy generally may materially adversely affect our business, financial condition and results of operations.

As a financial institution, our Investment Management, Wealth Management, Pershing, Depositary Receipts and Markets, including Securities Lending, businesses are particularly sensitive to economic and market conditions, including in the capital and credit markets. Further, when these markets are volatile or disruptive, we have experienced declines in our fair valued assets, including in our securities portfolio and seed capital, as well as a fair value reduction in the portfolios that we manage that generate investment and wealth management fees. Conditions in the financial markets and the economy generally, both in the U.S. and elsewhere around the world have materially affected, and may continue to affect, our results of operations, including investment management fees.

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

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, market and political instabilities, volatile debt and equity market values, inflation, expectations relating to inflation trends and monetary policy actions taken by central banks, the strength of the U.S. dollar, geopolitical tensions, the imposition of tariffs or other limitations on international trade or travel, including changes to international trade and investment policies by the U.S. the EU or other large economies (which could disrupt world trade and lead to trade retaliation), unemployment levels, labor strikes, declining business, investor and consumer confidence, recessionary fears, the impact of volatility in digital asset markets on the broader market, governmental budget deficits (including, in the U.S., at the federal, state and municipal levels), partial or full government shutdowns (including concerns about the stability of funding for the U.S. federal government), and contagion risk from possible default on sovereign debt. More specifically, in January 2023, the outstanding national debt of the U.S. government reached its statutory limit. Before the U.S. government suspended the debt ceiling, the U.S. Treasury Department used extraordinary measures to prevent the U.S. government’s default on its payment obligations. Future delays to raise or suspend the federal debt ceiling could have severe repercussions within the U.S. and to global credit and financial markets and could result in a variety of adverse effects for our business, results of operations, liquidity and financial condition.

Any resulting economic pressure on market participants and lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations. Additionally, global economies and financial markets may be

90 BNY Mellon

Risk Factors (continued)
adversely affected by widespread health emergencies, pandemics, natural disasters, climate-related incidents, conflicts and acts of war (such as the conflicts in Ukraine and in the Middle East), terrorism, economic sanctions, other geopolitical events or concerns over the possibility of such events, for example, the economic and geopolitical challenges related to China, including developing tensions between China and Taiwan and/or between China and the U.S. In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:
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
•The process we use to estimate our expected credit losses is subject to uncertainty in that it requires use of statistical models and difficult, subjective and complex judgments, including forecasts of economic conditions and how these conditions might impair the ability of our borrowers and others to meet their obligations. In uncertain and volatile economic environments, and especially in environments that differ significantly from the historical environments upon which the models we use to estimate our expected credit losses were developed, our ability to estimate our expected credit losses may be impaired, which could adversely affect our overall profitability and results of operations.

For a discussion of our management of market risk, see “Risk Management – Risk Types Overview – Market Risk.”

We are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences.

Our principal commercial focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. For the year ended Dec. 31, 2023, 74% of our total revenue was fee-based. Our fee-based businesses include investment and wealth management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

BNY Mellon 91

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

When our investment management revenues decline, interest rates rise or other market factors affect the value of our investment management business, we may have, and in the past have had, declines in the fair value in our Investment Management reporting unit, one of the two reporting units in our Investment and Wealth Management segment. If the fair value of the Investment Management reporting unit declines below its carrying value, we would be required to take, and in the past have taken, an impairment charge.

Levels of and changes in interest rates have impacted, and will in the future continue to impact, our profitability and capital levels, at times adversely.

We earn revenue, known as “net interest revenue,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. Additionally, we earn net interest revenue on other activities relating to interest-earning assets and interest-bearing liabilities, such as reverse repurchase agreements and repurchase agreements, respectively. Our net interest margin, which is the result of dividing net interest revenue by average interest-earning assets, is sensitive to the shape of the yield curve and whether the interest rate paid or received is fixed or moves with changes in market interest rates.

The continued prevalence of higher rates, and any future rate increases, including unexpectedly precipitous increases, could adversely impact our business, financial condition and results of operations, due to:
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
•lower net interest revenue and net interest margin due to lower non-interest bearing deposit levels, as non-interest bearing deposits leave or shift to interest-bearing deposits;

92 BNY Mellon

Risk Factors (continued)
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

Conversely, a material decline in the short-term rate environment, and/or a flat or inverted yield curve, in the future could adversely impact, and has in the past adversely impacted, our net interest revenue and results of operations due to:
•compression of our net interest margin, depending on our balance sheet position and the speed and size of the interest rate decline;
•sustained weakness of our spread-based revenues, resulting in continued voluntary waiving of fees on certain money market mutual funds and related distribution fees, in order to prevent the yields on such funds from becoming uneconomic; or
•adverse impacts on the value of our fixed-rate mortgage-backed securities, driven by higher mortgage prepayment speeds.

A more detailed discussion of the interest rate and market risks we face is contained in “Risk Management – Risk Types Overview – Market Risk.”

We have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings.

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2023, approximately 61% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 39% of our securities portfolio at Dec. 31, 2023. Our available-for-sale securities portfolio, to the extent unhedged, may result in increased volatility in our accumulated other comprehensive income or earnings than a loan portfolio that is accounted for at amortized cost.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 31% at Dec. 31, 2023), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. Accordingly, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities portfolio, including interest rate-related risks.

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

Generally, the fair value of available-for-sale securities is determined based on market prices available from third-party sources. During periods of market disruption, it may be difficult to value certain of our investment securities if trading becomes less frequent and/or market data becomes less observable. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods which are more complex. These values may not be ultimately realizable in a market transaction, and such values may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value may have a material adverse effect on our results of operations or financial condition. The estimate of expected credit losses is determined

BNY Mellon 93

Risk Factors (continued)
in part by management’s assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security. Management’s conclusions on such assessments are highly judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as assumptions, facts and circumstances change. On the other hand, we are limited in the actions we can take related to our held-to-maturity securities absent a significant deterioration in the issuer’s creditworthiness. Therefore, we may be constrained in our ability to liquidate a held-to-maturity security that is deteriorating in value. If our determinations change about our intention or ability to not sell available-for-sale securities that have experienced a reduction in fair value below their amortized cost, we could be required to recognize a loss in earnings for the entire difference between fair value and amortized cost.

For information regarding our investment securities portfolio, refer to “Results of Operations – Consolidated balance sheet review – Securities.”

Reform of interest rate benchmarks and the use of alternative reference rates by us and our clients could adversely affect our business, financial condition and results of operations.

Regulators, industry groups and market participants in the U.S. and other countries continue to engage in initiatives to introduce and encourage the use of alternative reference rates to replace certain interest rates that were used as benchmarks in debt securities, loans and other financial instruments. Certain of the alternative reference rates appear to have gained acceptance among market participants. However, interest rate benchmark reforms may have unexpected adverse consequences that could be contrary to market expectations. Alternative reference rates may be based upon indices, and may have characteristics, different from the benchmarks they replace. In some cases, financial instruments may perform less predictably after alternative reference rates have replaced the original benchmarks. Further, given the limited performance and historical data of new alternative rates, there can be no assurance that:
•any of the new rates will be similar to, perform the same as, produce the economic equivalent of, or be an adequate substitute for the benchmarks that they replace;
•a particular alternative reference rate will be widely accepted or adopted by market participants;
•market participants will effectively implement operational and other arrangements to transition from historical benchmarks, such as LIBOR, to new alternative reference rates;
•market acceptance of an alternative reference rate will not be hindered by the introduction of other reference rates; or
•any particular use of hedges will be effective.

In addition, we may be adversely impacted by the use of alternative reference rates as a result of our business activities and our underlying operations. We utilize reference rates in a variety of agreements and instruments and are responsible for the use of reference rates in a variety of capacities, as well as in our operational functions. We could be subject to claims from customers, counterparties, investors or regulators alleging that we did not correctly discharge our responsibilities in interpreting and implementing contractual interest rate provisions or in selecting new alternative reference rates. These types of claims could subject us to increased legal and operational expenses and could damage our reputation.

Uncertainty relating to alternative reference rates could result in pricing volatility, increased capital requirements, loss of market share in certain products, adverse tax or accounting consequences, higher compliance, legal and operational costs, increased difficulty in estimating our net interest revenue, and risks associated with client disclosures, discretionary actions taken or negotiation of fallback provisions, and disruption of business continuity, systems and models, all of which may adversely impact our business and results of operations.

Credit Risk

The failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit, counterparty and concentration risk, could expose us to credit losses and adversely affect our business.

We have credit exposure to clients and counterparties in many different industries, particularly financial institutions, as a result of trading, clearing and financing, providing custody services, securities

94 BNY Mellon

Risk Factors (continued)
lending services or other relationships. We routinely execute transactions with global clients and counterparties in the financial industry as well as sovereigns and other governmental or quasi-governmental entities. Our direct credit exposure consists of extensions of secured and unsecured credit to clients and use of our balance sheet. In addition to traditional credit activities, we also extend intraday credit in order to facilitate our various processing, settlement and intermediation activities. We could be adversely affected by the actions and commercial soundness of organizations to whom we have lent funds, as defaults or non-performance (or even uncertainty concerning such default or non-performance) by one or more of these institutions, or the markets generally, have in the past led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions (including our counterparties and/or clients) in the future. The consolidation and failures of financial institutions during the 2008 financial crisis increased the concentration of our client and counterparty risk.

As a result of our membership in several industry clearing or settlement exchanges and central counterparty clearinghouses, we may be required to guarantee obligations and liabilities or provide financial support in the event that other members do not honor their obligations or default. These obligations may be limited to members that dealt with the defaulting member or to the amount (or a multiple of the amount) of our contribution to a clearing or settlement exchange guarantee fund, or, in a few cases, the obligation may be unlimited. Additionally, we are exposed to settlement risks, particularly in our payments and foreign exchange activities. Those activities may lead to extensions of credit and consequent losses in the event of a counterparty breach or an operational error, including the failure to provide credit. We are exposed to risk of short-term credit extensions to, or overdrafts by, our clients in connection with the process to facilitate settlement of trades and related foreign exchange activities, particularly when contractual settlement has been agreed with our clients. The occurrence of overdrafts at peak volatility could create significant credit exposure to our clients depending upon the value of such clients’ collateral pledged to us at the time. This risk may be heightened during periods of market volatility, during which collateral values may decrease suddenly.

When we provide credit to clients in connection with providing cash management, clearing, custodial and other services, we are exposed to potential loss if the client experiences credit difficulties. Higher market volatility, inflationary pressures, recessionary conditions or declines in equity values could negatively affect the creditworthiness of our clients, which, in turn, would increase our credit risk. We are also generally not able to net exposures across affiliated clients or counterparties and may not be able to net exposures to the same legal entity across multiple products. In addition, we may incur a loss in relation to one entity or product even though our exposure to one of the entity’s affiliates is over-collateralized. Moreover, not all of our client or counterparty credit exposure is secured.

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

BNY Mellon 95

Risk Factors (continued)
From time to time, we assume concentrated credit risk at the individual obligor, counterparty or group level, potentially exposing us to a single market or political event or a correlated set of events. For example, we may be exposed to defaults by companies located in countries with deteriorating economic conditions or by companies in certain industries. Our commercial real estate portfolio also exposes us to concentrated credit risk, including to the New York metro market. Such concentrations may be material. Our counterparty exposures change daily, and the counterparties or groups of related counterparties to which our risk exposure is material also vary during any reported period; however, our largest exposures tend to be to other financial institutions, clearing organizations, and governmental entities, both inside and outside the U.S. Concentration of counterparty exposure presents significant risks to us and to our clients because the failure or perceived weakness of our counterparties (or in some cases of our clients’ counterparties) has the potential to expose us to risk of financial loss. Changes in market perception of the financial strength of particular financial institutions or sovereign issuers can occur rapidly, are often based on a variety of factors and are difficult to predict.

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

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold, including a deterioration in the value of collateral posted by third parties to secure their obligations to us under derivatives contracts and other agreements, could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. Disputes with clients and counterparties as to the valuation of collateral can significantly increase in times of market stress and illiquidity. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. An inability to reduce our positions may not only increase the market and credit risks associated with such positions but may also increase the level of RWA on our balance sheet, thereby increasing our capital requirements and funding costs, all of which could adversely affect the operations and profitability of our businesses.

Under U.S. regulatory restrictions on credit exposure, which include a broadening of the measure of credit exposure, we are required to limit our exposures to specific obligors or groups, including financial institutions. These regulatory credit exposure restrictions may adversely affect our businesses and may require us to modify our operating models or the policies and practices we use.

Further, we maintain sub-custodian relationships in certain jurisdictions, including emerging and other underdeveloped markets. Our use of sub-custodians exposes us to operational, reputational and regulatory risk, as we are dependent upon such sub-custodians to perform certain services to clients in those markets. The risks of maintaining custody services in such markets are amplified due to evolving regulatory and sanctions requirements, which may increase our financial exposures, in the event those sub-custodians, or we, are unable to return, transfer or reinvest clients’ assets. Under certain regulatory regimes, we may be held responsible for resulting losses suffered by our clients, and we may agree to similar or more stringent standards with clients that are not subject to such regulations. Where we have client deposit liabilities related to non-U.S. currencies in jurisdictions where we maintain sub-custodian relationships, we generally maintain a corresponding amount of cash on deposit with the relevant sub-custodian or clearing agency, which increases our credit exposure to that entity and can accumulate over time based upon distributions on, or other activities related to, our clients’ assets. If the sub-custodian or clearing agency were to become insolvent in circumstances not involving expropriation of assets or other circumstances that may excuse performance under relevant client agreements, the risk of loss on such cash on deposit could be ours rather than the clients’.

We could incur losses if our allowance for credit losses, including loan and lending-related commitment reserves, is inadequate or if our expectations of future economic conditions deteriorate.

When we loan money, commit to loan money or provide credit or enter into another contract with a

96 BNY Mellon

Risk Factors (continued)
counterparty, we incur credit risk, or the risk of loss if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our profitability is adversely affected when our borrowers default, in whole or in part, on their loan obligations to us or when there is a significant deterioration in the credit quality of our loan portfolio. We reserve for potential future credit losses by recording a provision for credit losses through earnings. The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of current expected credit losses over the lifetime of the related credit exposure taking into account relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of our loans and lending commitments. We use a quantitative methodology and qualitative framework for determining the allowance for loan losses and the allowance for lending-related commitments. Within this qualitative framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio. As is the case with any such judgments, we could fail to identify these factors or accurately estimate their impact. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. Although our estimates contemplate current conditions and how we expect them to change over the life of the portfolio, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. See “Results of Operations – Critical accounting estimates.”

Capital and Liquidity Risk

Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.

Our operating model and overall strategy rely heavily on our access to financial market utilities and global capital markets. Without such access, it would be difficult to process payments and settle and clear transactions on behalf of our clients. Deterioration in our liquidity position, whether actual or perceived, can impact our market access by affecting participants’ willingness to transact with us. Changes to our liquidity can be caused by various factors, such as funding mismatches, a failure in our asset/liability management, market constraints disabling asset to cash conversion, inability to issue debt, run-offs of core deposits, and contingent liquidity events such as additional collateral posting. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks can also affect our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We also must manage liquidity risks on an intraday basis, in a manner designed to ensure that we can access required funds during the business day to make payments or settle immediate obligations, often in real time. We receive client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to receive those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits, and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded, interest rates continue to rise or remain at elevated levels, or if we or our peers become subject to significant negative press or significant regulatory action or litigation, among other reasons. Our liquidity could also be adversely affected by customers’ withdrawal of deposits in response to volatility and disruptions in the financial markets or a stress event such as that experienced by regional depository institutions in the first half of 2023. Further, deposit outflows could increase if our clients and customers with uninsured deposits look for alternative placements for their funds amidst market and financial industry volatility. A perceived loss of confidence in the BNY Mellon as a depository institution may be additionally exacerbated by the speed and pervasiveness with which inaccurate or incomplete information is disseminated through social media or other internet forums. If we were to lose a significant amount of deposits, we may need to replace such funding with more expensive funding

BNY Mellon 97

Risk Factors (continued)
and/or reduce assets, which would reduce our net interest revenue.

The degree of client demand for short-term credit tends to increase during periods of market turbulence. For example, investors in mutual funds for which we act as custodian may engage in significant redemption activity due to adverse market or economic conditions. We may then extend intraday credit to our fund clients in order to facilitate their ability to pay such redemptions. In addition, during periods of market turbulence, draws under committed revolving credit facilities that we provide to our institutional clients may increase, and have in the past increased, substantially. Such client demand may negatively impact our leverage-based capital ratios, and in times of sustained market volatility, may result in significant leverage-based ratio declines.

In addition, our access to the debt and equity capital markets and credit markets is a significant source of liquidity. Events or circumstances often outside of our control, such as market disruptions, lack of liquidity in the markets, government fiscal and monetary policies, uncertainty over the U.S. government debt ceiling or loss of confidence by securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets and credit markets, increase our cost of borrowing, adversely affect our liquidity, or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact our funding availability and cost. Conversely, excess liquidity inflows could increase interest expense, limit our financial flexibility, and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

Under the U.S. capital rules, the size of the capital surcharge that applies to a U.S. G-SIB is based in part on its reliance on short-term wholesale funding, including certain types of deposit funding, which may increase the cost of such funding. Furthermore, certain non-U.S. authorities require large banks to incorporate a separate subsidiary in countries in which they operate, and to maintain independent capital and liquidity at foreign subsidiaries. These requirements could hinder our ability to efficiently manage our funding and liquidity in a centralized manner, requiring us to hold more capital and liquidity overall.

In addition, our cost of funding could be affected by actions that we may take in order to satisfy applicable LCR and NSFR requirements, to lower our G-SIB score, to satisfy the amount of eligible long-term debt outstanding under the TLAC rule, to address obligations under our resolution plan or to satisfy regulatory requirements in non-U.S. jurisdictions relating to the pre-positioning of liquidity in certain subsidiaries. Further, the regulatory or stress test liquidity value associated with the securities we hold subject to a held-to-maturity accounting designation could be reduced in the future through regulatory or supervisory action, exposing us to relatively greater capital ratio volatility attributable to interest rate movements to the extent we designate a relatively larger percentage of our securities portfolio as available-for-sale going forward in response to such regulatory or supervisory changes.

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

If we are unable to continue to fund our assets through deposits or access capital markets on favorable terms or if we suffer an increase in our borrowing costs or otherwise fail to manage our liquidity effectively, our liquidity, net interest margin, financial results and condition may be materially

98 BNY Mellon

Risk Factors (continued)
adversely affected. In certain cases, this could require us to raise additional capital through the issuance of preferred or common stock, which could dilute the ownership of existing stockholders and/or reduce common stock repurchases or our common stock dividend, to preserve capital. For a further discussion of our liquidity, see “Results of Operations – Liquidity and dividends.”

Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, we and our subsidiary banks must meet or exceed thresholds that include quantitative measures of assets, liabilities, and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY Mellon is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed,” if unremedied over a period, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

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

Failure to meet any current or future capital or liquidity requirements, including those imposed by the U.S. capital rules, the LCR or the NSFR, or by regulators in implementing other portions of the Basel III framework, could materially adversely affect our financial condition. Compliance with U.S. and international regulatory capital and liquidity requirements may impact our ability to return capital to shareholders and may impact our operations by requiring us to liquidate assets, increase borrowings, issue additional equity or other securities, or cease or alter certain operations, which may adversely affect our results of operations.

Finally, our regulatory capital ratios, liquidity metrics, and related components are based on our current interpretation, expectations, and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models, and further implementation guidance. Any modifications resulting from these ongoing reviews, the adoption of new or heightened prudential regulatory requirements, or the continued implementation of the U.S. capital rules (such as the proposed revisions in the third quarter of 2023 by the Federal Reserve, the OCC and the FDIC to implement and finalize the Basel III reforms and the revised standard for market risk capital requirements), the LCR, the NSFR, the resolution planning process and related amendments, could result in changes in our RWAs, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact regulatory capital and liquidity ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational RWAs could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital ratios. Additionally, our liquidity position could be significantly impacted by changes to the liquidity framework itself, as regulators may seek to evaluate potential changes to the regulatory framework following the regional bank failures in the first half of 2023. The uncertainty caused by these factors could

BNY Mellon 99

Risk Factors (continued)
ultimately impact our ability to meet our goals, supervisory requirements, and regulatory standards.

The Parent is a non-operating holding company and, as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases, payment of income taxes and payment of dividends to its stockholders.

The Parent is a non-operating holding company, whose principal assets and sources of income are its principal U.S. bank subsidiaries—The Bank of New York Mellon and BNY Mellon, N.A.—and its other subsidiaries, including Pershing and the IHC. The Parent is a legal entity separate and distinct from its banks, the IHC and other subsidiaries. Therefore, the Parent primarily relies on dividends, interest, distributions, and other payments from its subsidiaries, including extensions of credit from the IHC, to meet its payment obligations, including with respect to its securities, and to provide funds for share repurchases, the payment of income taxes and payment of common and preferred dividends to its stockholders, to the extent declared by the Board of Directors.

There are various limitations on the extent to which our banks and other subsidiaries can finance or otherwise supply funds to the Parent (by dividend or otherwise) and certain of our affiliates. Each of these restrictions can reduce the amount of funds available to meet the Parent’s obligations. Many of our subsidiaries, including our bank subsidiaries, are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Parent or other subsidiaries. In addition, our bank subsidiaries would not be permitted to distribute a dividend if doing so would constitute an unsafe and unsound practice or if the payment would reduce their capital to an inadequate level. Our subsidiaries may also choose to restrict dividend payments to the Parent in order to increase their own capital or liquidity levels. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with non-bank affiliates, minimum regulatory capital and liquidity requirements, and restrictions on their ability to use funds deposited with them in bank or brokerage accounts to fund their businesses. See “Supervision and Regulation” and “Results of Operations – Liquidity and dividends,” as well as Note 19 of the Notes to Consolidated Financial
Statements. Further, we evaluate and manage liquidity on a legal entity basis, which may place legal and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, including the Parent.

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

Holders of our common and preferred stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to declare dividends or repurchase our common stock, may be subject to the buffers under the Federal Reserve’s capital and TLAC rules. The buffers under the capital rules are affected by the results of CCAR. Through the CCAR process, we may be, and have in the past been, required to resubmit our capital plan in the event of a deterioration in the general financial markets or

100 BNY Mellon

Risk Factors (continued)
economy or changes in our risk profile (including a material change in business strategy or risk exposure), financial condition or corporate structure. The Federal Reserve is also able, outside the CCAR process, to restrict our ability to make capital distributions and subject us to other supervisory or enforcement actions.

A Federal Reserve determination that our capital planning processes were weak or otherwise fail to meet supervisory expectations could have a variety of adverse consequences, including, without limitation, ratings downgrades, ongoing heightened supervisory scrutiny, expenses associated with remediation activities, and potentially an enforcement action.

A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock, our return on equity and market perceptions of BNY Mellon.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full dividends for the then-current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of our Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of our Series F, Series G, Series H or Series I preferred stock.

In addition, regulatory capital rules that are or will be applicable to us, including the U.S. capital rules risk-based capital requirements, the SLR, the stress capital buffer, the enhanced SLR, the TLAC rule and the U.S. G-SIB surcharge, may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase or alter the mix of our outstanding regulatory capital instruments. Changes in the composition of our balance sheet, including as a result of changing economic conditions and market values, may further require us to increase or alter the mix of our outstanding regulatory capital, which in turn could impact our ability to return capital to shareholders.

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

Any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon, BNY Mellon, N.A. or The Bank of New York Mellon SA/NV, could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our business, financial condition and results of operations and on the value of the securities we issue.

Our debt and preferred stock and the debt and deposits of our principal bank subsidiaries, The Bank of New York Mellon, BNY Mellon, N.A. and The Bank of New York Mellon SA/NV, are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries. Their credit ratings are based on a number of factors, including our financial strength, performance, prospects and operations, as well as factors not entirely within our control, including conditions affecting the financial services industry generally and the U.S. government. Rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to rating agency models, general economic conditions, regulatory developments or other circumstances outside our control could negatively impact a rating agency’s judgment of the rating or outlook it assigns to us or our rated subsidiaries. As a result, we or our rated subsidiaries may not be able to maintain our respective credit ratings or outlook on our securities. For further discussion of our and our principal bank subsidiaries’ credit ratings, see “Results of Operations – Liquidity and dividends.”

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries, which can occur at any time without notice, could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts

BNY Mellon 101

Risk Factors (continued)
and other trading agreements, counterparties may require us or our rated subsidiaries to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels, which could impair our liquidity. A downgrade by any one rating agency, depending on the agency’s relative ratings of the entity at the time of the downgrade, may have an impact comparable to the impact of a downgrade by all rating agencies. If a rating agency downgrade or a review for downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive, possibly significantly. An increase in the costs of our funding and borrowing, or an impairment of our liquidity, could have a material adverse effect on our results of operations and financial condition. A material reduction in our credit ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

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

If the Parent were to become subject to a bankruptcy proceeding and our single point of entry strategy is successful, our material entities will not be subject to insolvency proceedings and their creditors would not be expected to suffer losses, while the Parent’s security holders, including unsecured debt holders, could face significant losses, potentially including the loss of their entire investment. The single point of entry strategy, in which the Parent would be the only legal entity to enter resolution proceedings, is designed to result in greater risk of loss to holders of the Parent’s unsecured senior debt securities and certain other securities than would be the case under a different resolution strategy.

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

102 BNY Mellon

Risk Factors (continued)
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

From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken transformational or strategic projects. There are substantial risks and uncertainties associated with these efforts. We invest significant time and resources in developing and marketing new lines of business, products and services and executing on our transformational and strategic initiatives. For example, we have devoted considerable resources to developing new technology solutions for our clients, including our initiatives related to real-time electronic payments and global collateral management, as well as Wove, our integrative wealth management advisory platform. If these technology solutions are not successful, it could adversely impact our reputation, business and results of operations. In 2022, we announced the launch of our Digital Asset Custody platform for select U.S. institutional clients to hold and transfer Bitcoin and Ether. Developing and providing new products and services, including those relating to digital assets, increases our operational risk exposures. These risks are often heightened in connection with asset classes, such as digital assets, that are not only new for BNY Mellon but also relatively new to the financial markets more broadly. Compared with our activities involving traditional assets, digital asset-related products or services may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and third-party dependencies, as well as reputational, technology, legal and regulatory risks.

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

Significant effort and resources are necessary to manage and oversee the successful completion of transformational or strategic project initiatives. If management makes choices about these initiatives that prove to be incorrect, are based on incomplete, inaccurate or fraudulent information, fail to accurately assess the competitive landscape and industry trends or are unable to address the expectations of various stakeholders, then the value and growth prospects of our business may be affected. Further, these initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, as well as increase operational risk as we develop and implement related controls, processes and procedures and employees learn to operate under new systems, controls, processes and procedures. The failure to successfully execute on these transformational or strategic initiatives could adversely impact our business, reputation and results of operations.

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

The businesses in which we operate are intensely competitive around the world. Larger and more

BNY Mellon 103

Risk Factors (continued)
geographically diverse companies, and financial technology firms that invest substantial resources in developing and designing new technology and that are not subject to the same level of regulation, may be able to offer financial products and services at more competitive prices than we are able to offer. We have also experienced, and anticipate that we will continue to experience, pricing and other competitive pressures in several of our businesses. Pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services at a lower price, may result in a reduction in the price we can charge for our products and services, which could, and in some cases has, negatively affected our ability to maintain or increase our profitability.

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

From time to time, to achieve our strategic objectives, we have acquired, disposed of, or invested in (including through joint venture relationships) companies and businesses and have entered into strategic alliances or other collaborations with third-party service providers to deliver products and services to clients, and may do so in the future. Our ability to pursue or complete strategic transactions is in certain instances subject to regulatory approval and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted. Moreover, to the extent we pursue a strategic transaction, there can be no guarantee that the transaction will close when anticipated, or at all. If a strategic transaction does not close, or if the strategic transaction fails to maximize shareholder value or required regulatory approval is not obtained, it could have an adverse effect on our business, financial condition and results of operations. Anticipated challenges in obtaining any required governmental approvals, or uncertainty as to the prospects for obtaining such approvals, could also prevent us from pursuing a strategic transaction we may otherwise view as attractive.

Each acquisition poses integration challenges, including successfully retaining and assimilating clients and key employees, capitalizing on certain revenue synergies and integrating the acquired company’s employees, culture, control functions, systems and technology. These risks may be heightened if we are unable to, or fail to, conduct sufficient or appropriate due diligence in connection with a potential acquisition. In some cases, acquisitions involve entry into new businesses or new geographic or other markets, and these situations also present risks and uncertainties in instances where we may be inexperienced in these new areas. We may be required to spend a significant amount of time and resources to integrate these acquisitions. The anticipated integration benefits may take longer to achieve than projected and the time and cost needed to consolidate control functions, platforms and systems may significantly exceed our estimates. If we fail to successfully integrate strategic acquisitions, including doing so in a timely and cost-effective

104 BNY Mellon

Risk Factors (continued)
manner, we may not realize the expected benefits, which could have an adverse impact on our business, financial condition and results of operations. In addition, we may incur expenses, costs, losses, penalties, taxes and other liabilities related to the conduct of the acquired businesses prior to the date of our ownership (including in connection with the defense and/or settlement of legal and regulatory claims, investigations and proceedings) which may not be recoverable through indemnification or otherwise. If the purchase price we pay in an acquisition exceeds the fair value of assets acquired less the liabilities we assume, then we may need to recognize goodwill on our consolidated balance sheet. Goodwill is an intangible asset that is not eligible for inclusion in regulatory capital under applicable requirements. Further, if the value of the acquisition declines, we may be required to record an impairment charge.

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

Joint ventures, noncontrolling investments, strategic alliances and other collaborations contain potentially increased financial, legal, reputational, operational, regulatory and/or compliance risks. We may be dependent on joint venture partners, firms with which we collaborate, controlling shareholders or management who may have business interests, strategies or goals that are inconsistent with ours. Such dependencies, particularly in the case of establishing de novo joint ventures, may delay the launch of a new venture and result in the loss of a market opportunity. Business decisions or other actions or omissions of the joint venture partner, the firms with which we collaborate, controlling shareholders or management may adversely affect the value of our investment (or, in the case of strategic alliances or other collaborations, the value of our products or services), impact our results of operations, result in litigation or regulatory action against us and otherwise damage our reputation and brand.

Additional Risks

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal, compliance and regulatory risk in the ordinary course of our business. Harm to our reputation can result from numerous sources, including adverse publicity or negative information, whether or not true, arising from events occurring at BNY Mellon, other financial institutions or in the financial markets, perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality, or a failure to appropriately describe our products and services, how we address environmental, social and sustainability concerns in our business activities or in our relationships with clients, the purported inappropriate or unlawful actions of our employees or the use of social media by our employees, the consequences of using emerging technologies, such as generative artificial intelligence or blockchain technology, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived conflicts of interest. For example, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY Mellon and our cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Our reputation may be significantly damaged by adverse publicity or negative information regarding BNY Mellon, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other internet forums. The speed and pervasiveness with which information, misinformation or rumors can be disseminated through these channels, in particular social media, may magnify risks relating to negative publicity or media scrutiny. Damage to our reputation could affect the confidence of clients,

BNY Mellon 105

Risk Factors (continued)
rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

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

ESG concerns, including climate change, could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation.

Global efforts to mitigate climate damage, support climate adaptation, slow the loss of biodiverse natural ecosystems, and promote other ESG causes and standards have led and are likely to continue to lead to new legislative and regulatory requirements, heightened expectations among regulators and supervisors, and changes in consumers’ and businesses’ behaviors and business preferences. As a result, we may face heightened regulatory, legal and reputational scrutiny in the U.S., the E.U. and other jurisdictions in which we operate, and our business and financial condition may be adversely impacted.

The governmental and supervisory focus on these and other ESG-related issues has resulted and could continue to result in our becoming subject to new or heightened regulatory requirements or supervisory guidance, such as requirements relating to risk management, operational resiliency or stress testing for various climate stress scenarios, or additional, potentially costly, reporting requirements. In particular, financial institutions have come under increased scrutiny regarding the management and disclosure of climate risks, both directly and indirectly, and new regulations may expand required disclosure of actual and potential climate-related impact on suppliers, clients and other third parties in our value chain. For example, in October 2023, the Federal Reserve, the OCC and the FDIC jointly issued interagency guidance for large financial institutions, including BNY Mellon, on principles for climate-related financial risk management and California enacted three climate-related bills imposing extensive new climate-related disclosure obligations applicable to companies doing business in California. In addition, in March 2022, the SEC proposed expansive climate-related disclosure rules. Any such new or heightened requirements could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to diverging and evolving requirements in the various jurisdictions in which we operate. Moreover, we may face conflicting ESG and anti-ESG initiatives from local, state and national governments that may impact our ability to conduct certain business within those jurisdictions.

Our Investment Management line of business offers a range of solutions and advice for professional and personal investors to better manage risk-adjusted returns and, where applicable, achieve their sustainable investment goals and invest responsibly. Certain lawmakers and public officials have suggested that ESG-related investing practices may result in violations of antitrust laws and breaches of fiduciary duty. In addition, we face compliance risks presented by the SEC’s recent adoption of new naming conventions for ESG-related funds and other regulations that are intended to address “greenwashing” that may be promulgated in the future. We have in the past been, and may in the future become, subject to enforcement actions by the SEC and other regulators regarding our ESG investing practices. Governmental enforcement action could also lead to civil litigation claims by clients, fund shareholders and other third parties asserting violations of law or breaches of fiduciary duties and contractual obligations.

Further, as some regulators seek to mandate additional disclosure of climate-related information, our ability to comply with such requirements and to conduct more robust climate-related risk analyses may be hampered by lack of information and reliable data. Climate data, particularly greenhouse gas emissions for clients and direct and indirect counterparties, may be limited in availability, based on estimated or unverified figures, which may have

106 BNY Mellon

Risk Factors (continued)
been derived from information or factors released by third-party sources, collected and reported on a lag, and variable in quality. Moreover, the methodologies and standards used to measure and report such data are still in early stages, rapidly evolving and subject to change. In addition, modeling capabilities to analyze climate-related risks remain incomplete and there can be no assurance that accurate predictive tools or capabilities will be developed. These and other factors could cause results to differ materially from those expressed in the estimates and beliefs made by third parties and by us, which could also impact our management of risk in this area and could result in us amending or restating our sustainability targets or baselines, including those related to greenhouse gas emissions, carbon neutrality, diversion of waste from landfills, paper neutrality and water consumption.

In the transition to a low carbon economy, changes in public policy, regulatory environment, stakeholder preferences, market pressures and advancements in technology may affect our business practices or result in additional costs or other adverse consequences to our business operations. Such changes could affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. Failure to adequately consider transition risks in developing and executing on our business strategy could lead to a loss of market share, lower revenues, decreased asset values and higher credit costs.

Views about ESG are diverse and changing, and our business, reputation and ability to attract and retain clients and employees may be harmed if our actions are perceived to be ineffective, insufficient or otherwise inappropriate, or if we are unable to achieve our stated objectives and commitments. Moreover, our reputation may be damaged as a result of our association with certain industries, individuals or products perceived to be causing or exacerbating climate change or contributing to other ESG issues, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change or other ESG issues. At the same time, certain financial institutions have also been subject to criticism and negative publicity as a result of their decisions to reduce their involvement in certain industries or projects perceived to be causing or exacerbating climate change or contributing to other ESG issues. Further, political pressure may be placed upon governmental clients not to use certain providers, such as us, if the legislators or governmental officials in such jurisdictions believe our positions are not consistent with the views of such legislators or officials. The continuously evolving societal and political perspectives on ESG make the ultimate impact on us difficult to predict, identify and monitor and may be detrimental to us.

Impacts from geopolitical events, acts of terrorism, natural disasters, the physical effects of climate change, pandemics and other similar events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, which includes clients, counterparties, vendors and other third parties, we are subject to risks of loss from the outbreak of war, escalation or continuation of hostilities, global conflicts, acts of terrorism, natural disasters, the physical effects of climate change, pandemics and other similar catastrophic events that could have a negative impact on our business and operations. We may also be impacted by unfavorable political, economic, legal or other developments, including social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, the imposition of tariffs or other limitations on international trade and travel, which could disrupt world trade and lead to trade retaliation, and changes in laws and regulations.

For example, as a result of Russia’s invasion of Ukraine in the first quarter of 2022, we ceased originating new banking business in Russia and suspended investment management purchases of Russian securities. An escalation or continuation of hostilities, the imposition of additional sanctions or other laws prohibiting or limiting operations in certain jurisdictions or an elevated volume and complexity of cyberattacks as a result of the conflict in Ukraine, or conflicts or tensions in other regions such as the Middle East, could lead to unexpected disruptions to our businesses and could adversely affect the global economy and financial markets generally, diminish levels of economic activity and increase volatility in commodity prices, credit and capital markets. The extent and duration of any such military action, and the responses to such action by governments, central banks and the markets, are difficult to predict and may magnify the impact of other risks described in this section.

BNY Mellon 107

Risk Factors (continued)
Our operations, business, clients, supply chain and other stakeholders, as well as the finance sector and the global economy, could be adversely affected by the physical manifestations of climate change. Climate-related physical risks include the increased frequency or severity of acute weather events, such as hurricanes, floods, heatwaves and wildfires, and chronic shifts in the climate, such as increases in average global temperatures, rising sea levels, persistent changes in precipitation levels, prolonged drought, food and water insecurity, and any resulting population migration. Such changes could have adverse financial, operational and other impacts on us, both directly on our business, operations and employees, and indirectly as a result of impacts to our clients, vendors and other third parties on which we rely or as a result of market volatility. Climate change risks can also lead to a deterioration in our credit risk exposures, for example, in our wealth management mortgage and commercial real estate portfolios. Our headquarters is located in New York near the Hudson River waterfront. Such location and the location of our other properties may subject us to more frequent or severe weather events, which could lead to declines in the asset values of our properties and the reduced availability or increased cost of insurance.

While we have business continuity and disaster recovery plans in place, catastrophic events, whether or not caused by climate change, could damage our facilities, disrupt or delay for prolonged periods normal business operations (including communications, technology and physical access to our facilities), or result in harm to or cause travel limitations on our employees, with a similar impact on our clients, suppliers and counterparties. Notwithstanding our efforts to maintain business continuity and disaster recovery plans, to the extent a catastrophic event occurs and our remote work arrangements fail or are otherwise impaired, our ability to service and interact with our clients may suffer. If we are unable to implement and maintain remote work arrangements, including, for example, because of an internal or external failure of our information technology infrastructure or increased rates of employee illness or unavailability, our business continuity status would be adversely impacted and there would be a disruption to our businesses.

Catastrophic events, including those caused by climate change, could also negatively impact the purchase of our products and services if those events result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity, or in financial market settlement functions, which could negatively impact our business and results of operations. In addition, such catastrophic events may lead, and in some cases have led, to higher market volatility, reduced availability or increased cost of insurance for our clients, as well as an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of non-performing assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations. Furthermore, we invest in renewable energy projects, which have been and may in the future be adversely affected by extreme weather events, natural disasters and other catastrophic events.

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions, all of which can require a greater provision for taxes or otherwise negatively affect earnings. Probabilities and outcomes are reviewed as events unfold, and adjustments to the reserves are made, when necessary, but the reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business. Future tax laws or the expiration of or changes in existing tax laws, or the interpretation of those laws worldwide, could also have a material impact on our business or net income. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings. In addition, upon any change in tax law, we must recognize the effect of the change on our deferred tax assets and liabilities. An increase in the U.S. tax rate would likely result in an increase in our net deferred tax liabilities and a reduction in our net income in the period of enactment of the change. In addition, changes in tax rates or tax law could also impact the method and amount of capital that we return to shareholders. See Note 12 of the Notes to

108 BNY Mellon

Risk Factors (continued)
Consolidated Financial Statements for further information.

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

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions and use judgments and models about future economic and market conditions, which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for credit losses, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in further impairments of goodwill and intangible assets and establishment of allowances for credit losses as well as litigation and regulatory contingencies. In performing our annual and interim goodwill impairment tests, we may use an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach are based on management’s projections. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. Factors that may significantly affect the cash flow estimates include, among others, market values of assets we manage, the level and mix of those assets, customer behaviors and attrition, operating margins, changes in revenue growth trends, certain money market fee waiver practices, cost structures and technology, regulatory and legislative changes, specific industry or market sector conditions, competition and changes in interest rates. In the future, small changes in the assumptions, such as changes in the cash flow estimates, discount rate or long-term growth rate, or a prolonged macroeconomic downturn may produce a material non-cash goodwill impairment. If actual or subsequent events occur that are materially different than the assumptions, judgments and estimates we used, our results of operation may be materially and negatively impacted.

BNY Mellon 109

Recent Accounting Developments
The following accounting guidance issued by FASB has not yet been adopted as of Dec. 31, 2023.

Accounting Standards Update (“ASU”) 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method

In March 2023, the FASB issued ASU 2023-02, Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, which permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received, and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of the provision for income taxes.

We will adopt the new standard as of Jan. 1, 2024 on a retrospective basis for our investments in renewable energy projects that have met the eligibility criteria. When we report our 2024 results, the comparative results for 2023 and 2022 will be updated to reflect the application of the requirements of the new standard to these periods. We do not expect the impact to our consolidated restated net income or earnings per share for 2022 and 2023 to be material. We estimate that the impact of adopting this standard will result in an after-tax decrease to retained earnings through Dec. 31, 2023 of approximately $100 million, but that impact is expected to be recovered through positive impacts to net income over future periods. Based on our current investment portfolio, we estimate the impact of adopting this new guidance to increase investment and other revenue and the provision for income taxes on the consolidated income statement by $40 million to $50 million per quarter in 2024.

Prior to Jan 1, 2024, these investments generated losses in investment and other revenue that were more than offset by benefits and credits recorded to the provision for income taxes.

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures, which requires a public entity to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”). In addition, disclosure will be required of the title and position of CODM, and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources.

This ASU is effective for annual periods beginning after Dec. 15, 2023 with early adoption permitted. BNY Mellon is currently evaluating this guidance and the impact on the business segment disclosures.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires a company to disclose, on an annual basis, additional disaggregated information related to the existing disclosures for the effective income tax rate reconciliation and income taxes paid.

This ASU is effective on a prospective basis, with a retrospective option, for annual periods beginning after Dec. 15, 2024, and interim periods within fiscal years beginning after Dec. 15, 2025. BNY Mellon is currently evaluating this guidance and the impact on the income tax disclosures.

110 BNY Mellon

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

BNY Mellon included revenue measures excluding notable items, including a net loss from repositioning the securities portfolio, the reduction in the fair value of a contingent consideration receivable related to a prior year divestiture, disposal gains and losses and the revenue reduction related to Russia, primarily accelerated amortization of deferred costs for depositary receipts services. Expense measures, excluding notable items, including goodwill impairment, FDIC special assessment, severance expense and litigation reserves, are also presented. Litigation reserves represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Income before taxes, net income applicable to common shareholders of The Bank of New York Mellon Corporation, diluted earnings per share, return on common equity, return on tangible common equity, pre-tax operating margin and effective tax rate, excluding the notable items mentioned above, are also provided. These measures are provided to permit investors to view the financial measures on a basis consistent with how management views the businesses.

The presentation of the growth rates of investment management and performance fees and noninterest expense on a constant currency basis permits investors to assess the significance of changes in foreign currency exchange rates. Growth rates on a constant currency basis were determined by applying the current period foreign currency exchange rates to the prior period revenue. We believe that this presentation, as a supplement to GAAP information, gives investors a clearer picture of the related revenue results without the variability caused by fluctuations in foreign currency exchange rates.

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

Forward-looking Non-GAAP financial measures

From time to time we may present or discuss forward-looking Non-GAAP financial measures, such as targets for expenses excluding notable items. We are unable to provide a reconciliation of forward-looking Non-GAAP financial measures to the comparable GAAP financial measures because we are unable to provide, without unreasonable effort, a meaningful or accurate estimation of amounts that would be necessary for the reconciliation effort, a meaningful or accurate calculation or estimation of amounts that would be necessary for the reconciliation due to the inherent difficulty quantifying future amounts or when they may occur. Such unavailable information could be significant to future results.

BNY Mellon 111

Supplemental Information (unaudited) (continued)

Reconciliation of Non-GAAP measures, excluding notable items				2023 vs.
(dollars in millions)	2023	2022		2022
Total revenue – GAAP	$17,502	$16,377		7%
Less: Reduction in the fair value of a contingent consideration receivable related to a prior year divestiture (a)	(144)	—
Disposal (loss) gain (a)	(6)	26
Revenue reduction related to Russia, primarily accelerated amortization of deferred costs for depositary receipts services (b)	—	(88)
Net loss from repositioning the securities portfolio (a)	—	(449)
Adjusted total revenue – Non-GAAP	$17,652	$16,888		5%

Total noninterest expense – GAAP	$13,295	$13,010		2%
Less: Severance (c)	267	215
Litigation reserves (c)	94	134
FDIC special assessment (c)	632	—
Goodwill impairment	—	680
Adjusted total noninterest expense – Non-GAAP	$12,302	$11,981		2.7%	(d)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$3,051	$2,362		29%
Less: Reduction in the fair value of a contingent consideration receivable related to a prior year divestiture (a)	(144)	—
Disposal (loss) gain (a)	(5)	(12)
Revenue reduction related to Russia, primarily accelerated amortization of deferred costs for depositary receipts services (b)	—	(67)
Net loss from repositioning the securities portfolio (a)	—	(343)
Severance (c)	(205)	(166)
Litigation reserves (c)	(91)	(125)
FDIC special assessment (c)	(482)	—
Goodwill impairment	—	(665)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation – Non-GAAP	$3,978	$3,740		6%

Diluted earnings per share – GAAP	$3.87	$2.90		33%
Less: Reduction in the fair value of a contingent consideration receivable related to a prior year divestiture (a)	(0.18)	—
Disposal (loss) gain (a)	(0.01)	(0.01)
Revenue reduction related to Russia, primarily accelerated amortization of deferred costs for depositary receipts services (b)	—	(0.08)
Net loss from repositioning the securities portfolio (a)	—	(0.42)
Severance (c)	(0.26)	(0.20)
Litigation reserves (c)	(0.12)	(0.15)
FDIC special assessment (c)	(0.61)	—
Goodwill impairment	—	(0.82)
Total diluted earnings per common share impact of notable items	$(1.18)	$(1.69)	(e)
Adjusted diluted earnings per share – Non-GAAP	$5.05	$4.59		10%
(a)    Reflected in Investment and other revenue.
(b)    Primarily reflected in Investment services fees.
(c)    Severance is reflected in Staff expense, Litigation reserves in Other expense, and FDIC special assessment in Bank assessment charges, respectively.
(d)    The growth rate was not significantly impacted by changes in foreign currency exchange rates.
(e)    Does not foot due to rounding.

112 BNY Mellon

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of noninterest expense excluding notable items and changes in foreign currency exchange rates.

Noninterest expense reconciliation, excluding notable items and the impact of changes in foreign currency exchange rates			2022 vs.
(dollars in millions)	2022	2021	2021
Total noninterest expense – GAAP	$13,010	$11,514	13%
Less: Severance (a)	215	31
Litigation reserves (a)	134	98
Goodwill impairment	680	—
Impact of changes in foreign currency exchange rates	—	292
Adjusted total noninterest expense, excluding notable items and impact of changes in foreign exchange rates – Non-GAAP	$11,981	$11,093	8%
(a)    Severance is reflected in Staff expense and Litigation reserves in Other expense, respectively.

The following table presents the reconciliation of the pre-tax operating margin.

Pre-tax operating margin reconciliation
(dollars in millions)	2023	2022
Income before taxes – GAAP	$4,088	$3,328
Less: Impact of notable items (a)	(1,143)	(1,540)
Adjusted income before taxes, excluding notable items – Non-GAAP	$5,231	$4,868

Total revenue – GAAP	$17,502	$16,377
Less: Impact of notable items (a)	(150)	(511)
Adjusted total revenue, excluding notable items – Non-GAAP	$17,652	$16,888

Pre-tax operating margin – GAAP (b)	23%	20%
Adjusted pre-tax operating margin – Non-GAAP (b)	30%	29%
(a)    See page 112 for details of notable items and line items impacted.
(b)    Income before taxes divided by total revenue.

The following table presents the reconciliation of effective tax rate.

Effective tax rate reconciliation
(dollars in millions)	2022
Provision for income taxes - GAAP	$768
Less: Impact of notable items (a)	(162)
Adjusted provision for income taxes, excluding notable items – Non-GAAP	$930

Income before taxes – GAAP	$3,328
Less: Impact of notable items (a)	(1,540)
Adjusted income before taxes, excluding notable items – Non-GAAP	$4,868

Effective tax rate – GAAP	23.1%
Adjusted effective tax rate – Non-GAAP	19.1%
(a)    See page 112 for details of notable items and line items impacted.

BNY Mellon 113

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2023	2022	2021
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$3,051	$2,362	$3,552
Add: Amortization of intangible assets	57	67	82
Less: Tax impact of amortization of intangible assets	14	16	20
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$3,094	$2,413	$3,614
Less: Impact of notable items (a)	(927)	(1,378)	(85)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets and notable items – Non-GAAP	$4,021	$3,791	$3,699

Average common shareholders’ equity	$35,880	$36,175	$39,695
Less: Average goodwill	16,204	17,060	17,492
Average intangible assets	2,880	2,939	2,979
Add: Deferred tax liability – tax deductible goodwill	1,205	1,181	1,178
Deferred tax liability – intangible assets	657	660	676
Average tangible common shareholders’ equity – Non-GAAP	$18,658	$18,017	$21,078

Return on common shareholders’ equity – GAAP	8.5%	6.5%	8.9%
Adjusted return on common shareholders’ equity – Non-GAAP	11.1%	10.3%	9.2%

Return on tangible common shareholders’ equity – Non-GAAP	16.6%	13.4%	17.1%
Adjusted return on tangible common shareholders’ equity – Non-GAAP	21.6%	21.0%	17.6%
(a)    See page 112 for details of notable items and line items impacted in 2023 and 2022. Notable items in 2021 include litigation reserves, severance expense and gains on disposals (reflected in investment and other revenue).

The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2023	2022	2021
BNY Mellon shareholders’ equity at year end – GAAP	$40,874	$40,734	$43,034
Less: Preferred stock	4,343	4,838	4,838
BNY Mellon common shareholders’ equity at year end – GAAP	36,531	35,896	38,196
Less: Goodwill	16,261	16,150	17,512
Intangible assets	2,854	2,901	2,991
Add: Deferred tax liability – tax deductible goodwill	1,205	1,181	1,178
Deferred tax liability – intangible assets	657	660	676
BNY Mellon tangible common shareholders’ equity at year end – Non-GAAP	$19,278	$18,686	$19,547

Year-end common shares outstanding (in thousands)	759,344	808,445	804,145

Book value per common share – GAAP	$48.11	$44.40	$47.50
Tangible book value per common share – Non-GAAP	$25.39	$23.11	$24.31

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2023 vs.
(dollars in millions)	2023	2022	2022
Investment management and performance fees – GAAP	$3,058	$3,299	(7)%
Impact of changes in foreign currency exchange rates	—	(4)
Adjusted investment management and performance fees – Non-GAAP	$3,058	$3,295	(7)%

114 BNY Mellon

Supplemental Information (unaudited) (continued)
The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment and Wealth Management business segment.

Constant currency reconciliation – Investment and Wealth Management business segment			2023 vs.
(dollars in millions)	2023	2022	2022
Investment management and performance fees – GAAP	$3,052	$3,290	(7)%
Impact of changes in foreign currency exchange rates	—	(4)
Adjusted investment management and performance fees – Non-GAAP	$3,052	$3,286	(7)%

The following table presents the reconciliation of the pre-tax operating margin for the Investment and Wealth Management business segment.

Pre-tax operating margin reconciliation – Investment and Wealth Management business segment
				2023 vs.	2022 vs.
(dollars in millions)	2023	2022	2021	2022	2021
Income before income taxes – GAAP	$381	$48	$1,230	694%	(96)%
Less: Reduction in the fair value of a contingent consideration receivable related to a prior year divestiture (a)	(144)	—	—
Disposal (loss) (a)	—	(11)	(1)
Revenue reduction related to Russia (b)	—	(6)	—
Severance (c)	(19)	(12)	—
Litigation reserves (c)	(1)	—	(4)
Goodwill impairment	—	(680)	—
Adjusted income before income taxes – Non-GAAP	$545	$757	$1,235	(28)%	(39)%

Total revenue – GAAP	$3,143	$3,550	$4,042
Less: Distribution and servicing expense	355	345	300
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$2,788	$3,205	$3,742
Less: Reduction in the fair value of a contingent consideration receivable related to a prior year divestiture (a)	(144)	—	—
Disposal (loss) (a)	—	(11)	(1)
Revenue reduction related to Russia (b)	—	(6)	—
Adjusted total revenue, excluding notable items and net of distribution and servicing expense – Non-GAAP	$2,932	$3,222	$3,743

Pre-tax operating margin – GAAP (d)	12%	1%	30%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (d)	14%	2%	33%
Adjusted pre-tax operating margin, net of distribution and servicing expense and excluding notable items – Non-GAAP (d)	19%	24%	33%
(a)    Reflected in Investment and other revenue.
(b)    Primarily reflected in Investment management and performance fees.
(c)    Severance is reflected in Staff expense and Litigation reserves in Other expense.
(d)    Income before taxes divided by total revenue.

BNY Mellon 115

Supplemental Information (unaudited) (continued)
Rate/volume analysis

Rate/volume analysis (a)	2023 over (under) 2022			2022 over (under) 2021
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest revenue
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$289	$1,986	$2,275	$(1)	$751	$750
Foreign offices	(31)	1,278	1,247	25	321	346
Total interest-bearing deposits with the Federal Reserve and other central banks	258	3,264	3,522	24	1,072	1,096
Interest-bearing deposits with banks	(50)	352	302	(11)	184	173
Federal funds sold and securities purchased under resale agreements	57	5,884	5,941	(17)	1,097	1,080
Loans:
Domestic offices	(99)	1,884	1,785	137	849	986
Foreign offices	(15)	147	132	(7)	62	55
Total loans	(114)	2,031	1,917	130	911	1,041
Securities:
U.S. government obligations	(123)	537	414	54	292	346
U.S. government agency obligations	(65)	603	538	(125)	297	172
Other securities:
Domestic offices (b)	(65)	239	174	(17)	259	242
Foreign offices	(18)	559	541	(18)	49	31
Total other securities (b)	(83)	798	715	(35)	308	273
Total investment securities (b)	(271)	1,938	1,667	(106)	897	791
Trading securities (primarily domestic) (b)	16	156	172	(14)	104	90
Total securities (b)	(255)	2,094	1,839	(120)	1,001	881
Total interest revenue (b)	$(104)	$13,625	$13,521	$6	$4,265	$4,271
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$117	$3,606	$3,723	$2	$1,005	$1,007
Foreign offices	(87)	1,901	1,814	12	743	755
Total interest-bearing deposits	30	5,507	5,537	14	1,748	1,762
Federal funds purchased and securities sold under repurchase agreements	824	4,941	5,765	1	937	938
Trading liabilities	(1)	89	88	3	57	60
Other borrowed funds:
Domestic offices	30	7	37	—	2	2
Foreign offices	—	1	1	1	(2)	(1)
Total other borrowed funds	30	8	38	1	—	1
Commercial paper	—	—	—	—	—	—
Payables to customers and broker-dealers	(28)	438	410	—	158	158
Long-term debt	125	726	851	26	442	468
Total interest expense	$980	$11,709	$12,689	$45	$3,342	$3,387
Changes in net interest revenue (b)	$(1,084)	$1,916	$832	$(39)	$923	$884
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

116 BNY Mellon

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

In this report, any other report, any press release or any written or oral statement that BNY Mellon or its executives may make, words, such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “aspiration,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning, may signify forward-looking statements.

These forward-looking statements, and other forward-looking statements contained in other public disclosures of BNY Mellon, are not guarantees of future results or occurrences, are inherently uncertain and are based upon current beliefs and expectations of future events, many of which are, by their nature, difficult to predict, outside of our control and subject to change. By identifying these statements in this manner, we are alerting investors to the possibility that our actual results may differ, possibly materially, from the anticipated results expressed or implied in these forward-looking statements as a result of a number of important factors, including those factors described in “Risk Factors,” such as:
•errors or delays in our operational and transaction processing, or those of third parties, may materially adversely affect our business, financial condition, results of operations and reputation;
•our risk management framework, models and processes may not be effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, models and processes could expose us to unexpected losses that could materially adversely affect our results of operations or financial condition;
•a communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations;
•a cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, loss, disclosure, use or alteration of information, unauthorized access to or loss of information, or system or network failures. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses;
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
•a failure or circumvention of our controls, policies and procedures could have a material adverse effect on our business, financial condition, results of operations and reputation;
•weakness and volatility in financial markets and the economy generally may materially adversely affect our business, financial condition and results of operations;

BNY Mellon 117

Forward-looking Statements (continued)

•we are dependent on fee-based business for a substantial majority of our revenue and our fee-based revenues could be adversely affected by slowing market activity, weak financial markets, underperformance and/or negative trends in savings rates or in investment preferences;
•levels of and changes in interest rates have impacted, and will in the future continue to impact, our profitability and capital levels, at times adversely;
•we have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings;
•reform of interest rate benchmarks and the use of alternative reference rates by us and our clients could adversely affect our business, financial condition and results of operations;
•the failure or perceived weakness of any of our significant clients or counterparties, many of whom are major financial institutions or sovereign entities, and our assumption of credit, counterparty and concentration risk, could expose us to credit losses and adversely affect our business;
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
•the Parent is a non-operating holding company and, as a result, is dependent on dividends from its subsidiaries and extensions of credit from its IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases, payment of income taxes and payment of dividends to its stockholders;
•our ability to return capital to shareholders is subject to the discretion of our Board of Directors and may be limited by U.S. banking laws and regulations, including those governing capital and capital planning, applicable provisions of Delaware law and our failure to pay full and timely dividends on our preferred stock;
•any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon, BNY Mellon, N.A. or The Bank of New York Mellon SA/NV, could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our business, financial condition and results of operations and on the value of the securities we issue;
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
•ESG concerns, including climate change, could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation;
•impacts from geopolitical events, acts of terrorism, natural disasters, the physical effects of climate change, pandemics and other similar events may have a negative impact on our business and operations;
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

118 BNY Mellon

Forward-looking Statements (continued)

Investors should not place undue reliance on any forward-looking statement and should consider all risk factors discussed in the 2023 Annual Report and any subsequent reports filed with the SEC by BNY Mellon pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY Mellon undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY Mellon’s website or any other website referenced herein are not part of this report.

BNY Mellon 119

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

120 BNY Mellon

Report of Management on Internal Control Over Financial Reporting
Management of BNY Mellon is responsible for establishing and maintaining adequate internal control over financial reporting for BNY Mellon, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY Mellon’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY Mellon’s internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2023, BNY Mellon’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY Mellon’s 2023 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY Mellon’s internal control over financial reporting. This report begins on page 122.

BNY Mellon 121

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY Mellon) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY Mellon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY Mellon as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated February 28, 2024, expressed an unqualified opinion on those consolidated financial statements.

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

122 BNY Mellon

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 28, 2024

BNY Mellon 123

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2023	2022	2021
Fee and other revenue
Investment services fees	$8,843	$8,529	$8,284
Investment management and performance fees	3,058	3,299	3,588
Foreign exchange revenue	631	822	799
Financing-related fees	192	175	194
Distribution and servicing fees	148	130	112
Total fee revenue	12,872	12,955	12,977
Investment and other revenue	285	(82)	336
Total fee and other revenue	13,157	12,873	13,313
Net interest revenue
Interest revenue	20,648	7,118	2,845
Interest expense	16,303	3,614	227
Net interest revenue	4,345	3,504	2,618
Total revenue	17,502	16,377	15,931
Provision for credit losses	119	39	(231)
Noninterest expense
Staff	7,095	6,800	6,337
Software and equipment	1,817	1,657	1,478
Professional, legal and other purchased services	1,527	1,527	1,459
Net occupancy	542	514	498
Sub-custodian and clearing	475	485	505
Distribution and servicing	353	343	298
Business development	183	152	107
Bank assessment charges	788	126	133
Goodwill impairment	—	680	—
Amortization of intangible assets	57	67	82
Other	458	659	617
Total noninterest expense	13,295	13,010	11,514
Income
Income before income taxes	4,088	3,328	4,648
Provision for income taxes	800	768	877
Net income	3,288	2,560	3,771
Net (income) loss attributable to noncontrolling interests related to consolidated investment management funds	(2)	13	(12)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,286	2,573	3,759
Preferred stock dividends	(235)	(211)	(207)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,051	$2,362	$3,552

124 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2023	2022	2021
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,051	$2,362	$3,552
Less: Earnings allocated to participating securities	—	—	2
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$3,051	$2,362	$3,550

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2023	2022	2021
Basic	784,069	811,068	851,905
Common stock equivalents	3,821	3,904	4,900
Less: Participating securities	(92)	(177)	(446)
Diluted	787,798	814,795	856,359

Anti-dilutive securities (a)	1,334	3,142	642
(a)    Represents stock options, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2023	2022	2021
Basic	$3.89	$2.91	$4.17
Diluted	$3.87	$2.90	$4.14

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 125

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2023	2022	2021
Net income	$3,288	$2,560	$3,771
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	272	(603)	(376)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	829	(3,245)	(1,147)
Reclassification adjustment	52	338	(4)
Total unrealized gain (loss) on assets available-for-sale	881	(2,907)	(1,151)
Defined benefit plans:
Net (loss) gain arising during the period	(75)	(306)	219
Foreign exchange adjustment	(1)	—	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	(10)	56	88
Total defined benefit plans	(86)	(250)	307
Net unrealized gain (loss) on cash flow hedges	6	(6)	(6)
Total other comprehensive income (loss), net of tax (a)	1,073	(3,766)	(1,226)
Total comprehensive income (loss)	4,361	(1,206)	2,545
Net (income) loss attributable to noncontrolling interests	(2)	13	(12)
Other comprehensive loss (income) attributable to noncontrolling interests	—	13	(2)
Comprehensive income (loss) applicable to shareholders of The Bank of New York Mellon Corporation	$4,359	$(1,180)	$2,531
(a)    Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $1,073 million for the year ended Dec. 31, 2023, $(3,753) million for the year ended Dec. 31, 2022 and $(1,228) million for the year ended Dec. 31, 2021.

See accompanying Notes to Consolidated Financial Statements.

126 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2023	2022
Assets
Cash and due from banks, net of allowance for credit losses of $18 and $29	$4,922	$5,030
Interest-bearing deposits with the Federal Reserve and other central banks	111,550	91,655
Interest-bearing deposits with banks, net of allowance for credit losses of $2 and $4 (includes restricted of $3,420 and $6,499)	12,139	17,169
Federal funds sold and securities purchased under resale agreements	28,900	24,298
Securities:
Held-to-maturity, at amortized cost, net of allowance for credit losses of $1 and less than $1 (fair value of $44,711 and $49,992)	49,578	56,194
Available-for-sale, at fair value (amortized cost of $80,678 and $92,484, net of allowance for credit losses of less than $1 and $1)	76,817	86,622
Total securities	126,395	142,816
Trading assets	10,058	9,908
Loans	66,879	66,063
Allowance for credit losses	(303)	(176)
Net loans	66,576	65,887
Premises and equipment	3,163	3,256
Accrued interest receivable	1,150	858
Goodwill	16,261	16,150
Intangible assets	2,854	2,901
Other assets, net of allowance for credit losses on accounts receivable of $3 and $4 (includes $1,261 and $971, at fair value)	25,985	25,855
Total assets	$409,953	$405,783
Liabilities
Deposits:
Noninterest-bearing (principally U.S. offices)	$58,274	$78,017
Interest-bearing deposits in U.S. offices	132,616	108,362
Interest-bearing deposits in non-U.S. offices	92,779	92,591
Total deposits	283,669	278,970
Federal funds purchased and securities sold under repurchase agreements	14,507	12,335
Trading liabilities	6,226	5,385
Payables to customers and broker-dealers	18,395	23,435
Other borrowed funds	479	397
Accrued taxes and other expenses	5,567	5,410
Other liabilities (including allowance for credit losses on lending-related commitments of $87 and $78, also includes $195 and $221, at fair value)	8,844	8,543
Long-term debt	31,257	30,458
Total liabilities	368,944	364,933
Temporary equity
Redeemable noncontrolling interests	85	109
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 43,826 and 48,826 shares	4,343	4,838
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,402,429,447 and 1,395,725,198 shares	14	14
Additional paid-in capital	28,908	28,508
Retained earnings	39,653	37,864
Accumulated other comprehensive loss, net of tax	(4,893)	(5,966)
Less: Treasury stock of 643,085,355 and 587,280,598 common shares, at cost	(27,151)	(24,524)
Total The Bank of New York Mellon Corporation shareholders’ equity	40,874	40,734
Nonredeemable noncontrolling interests of consolidated investment management funds	50	7
Total permanent equity	40,924	40,741
Total liabilities, temporary equity and permanent equity	$409,953	$405,783

See accompanying Notes to Consolidated Financial Statements.

BNY Mellon 127

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2023	2022	2021
Operating activities
Net income	$3,288	$2,560	$3,771
Net (income) loss attributable to noncontrolling interests	(2)	13	(12)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,286	2,573	3,759
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses	119	39	(231)
Pension plan contributions	(6)	(7)	(6)
Depreciation and amortization	1,748	1,636	1,867
Goodwill impairment	—	680	—
Deferred tax (benefit)	(423)	155	257
Net securities losses (gains)	68	443	(5)
Change in trading assets and liabilities	436	7,015	(1,898)
Change in accruals and other, net	684	2,534	(905)
Net cash provided by operating activities	5,912	15,068	2,838
Investing activities
Change in interest-bearing deposits with banks	1,943	1,540	1,225
Change in interest-bearing deposits with the Federal Reserve and other central banks	(18,730)	7,812	35,073
Purchases of securities held-to-maturity	(341)	(2,497)	(8,921)
Paydowns of securities held-to-maturity	4,675	7,168	11,339
Maturities of securities held-to-maturity	1,766	1,610	1,872
Purchases of securities available-for-sale	(23,422)	(32,336)	(54,239)
Sales of securities available-for-sale	11,229	14,990	13,545
Paydowns of securities available-for-sale	3,898	5,215	12,775
Maturities of securities available-for-sale	19,748	11,573	17,221
Net change in loans	(801)	1,423	(11,350)
Sales of loans and other real estate	49	—	1
Change in federal funds sold and securities purchased under resale agreements	(4,597)	5,294	1,233
Net change in seed capital investments	25	64	171
Purchases of premises and equipment/capitalized software	(1,220)	(1,346)	(1,215)
Proceeds from the sale of premises and equipment	—	45	34
Acquisitions, net of cash	—	—	(170)
Dispositions, net of cash	—	446	8
Other, net	(32)	(1,127)	1,070
Net cash (used for) provided by investing activities	(5,810)	19,874	19,672
Financing activities
Change in deposits	3,456	(37,009)	(17,896)
Change in federal funds purchased and securities sold under repurchase agreements	2,148	790	418
Change in payables to customers and broker-dealers	(5,030)	(1,488)	128
Change in other borrowed funds	73	(344)	397
Net proceeds from the issuance of long-term debt	6,487	9,929	5,186
Repayments of long-term debt	(6,059)	(4,000)	(4,650)
Proceeds from the exercise of stock options	—	9	50
Issuance of common stock	16	14	13
Issuance of preferred stock	—	—	1,287
Treasury stock acquired	(2,604)	(124)	(4,567)
Preferred stock redemption	(500)	—	(1,000)
Common cash dividends paid	(1,262)	(1,165)	(1,126)
Preferred cash dividends paid	(225)	(211)	(197)
Amortization of preferred stock discount	5	—	10
Other, net	(24)	(55)	(15)
Net cash (used for) financing activities	(3,519)	(33,654)	(21,962)
Effect of exchange rate changes on cash	230	358	(84)
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	(3,187)	1,646	464
Cash and due from banks and restricted cash at beginning of period	11,529	9,883	9,419
Cash and due from banks and restricted cash at end of period	$8,342	$11,529	$9,883
Cash and due from banks and restricted cash
Cash and due from banks at end of period (unrestricted cash)	$4,922	$5,030	$6,061
Restricted cash at end of period	3,420	6,499	3,822
Cash and due from banks and restricted cash at end of period	$8,342	$11,529	$9,883
Supplemental disclosures
Interest paid	$16,021	$3,307	$233
Income taxes paid	882	449	473
Income taxes refunded	17	11	42
See accompanying Notes to Consolidated Financial Statements.

128 BNY Mellon

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2022	$4,838	$14	$28,508	$37,864	$(5,966)	$(24,524)	$7	$40,741	(a)	$109
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		38
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(54)
Other net changes in noncontrolling interests	—	—	16	—	—	—	41	57		(12)
Net income	—	—	—	3,286	—	—	2	3,288		—
Other comprehensive income	—	—	—	—	1,073	—	—	1,073		—
Dividends:
Common stock at $1.58 per share (b)	—	—	—	(1,262)	—	—	—	(1,262)		—
Preferred stock	—	—	—	(225)	—	—	—	(225)		—
Repurchase of common stock	—	—	—	—	—	(2,604)	—	(2,604)		—
Common stock issued under employee benefit plans	—	—	20	—	—	—	—	20		—
Preferred stock redemption	(500)	—	—	—	—	—	—	(500)		—
Stock-based compensation	—	—	364	—	—	—	—	364		—
Amortization of preferred stock discount	5	—	—	(5)	—	—	—	—		—
Excise tax on share repurchases	—	—	—	—	—	(23)	—	(23)		—
Excise tax on preferred stock redemption	—	—	—	(5)	—	—	—	(5)		—
Other	—	—	—	—	—	—	—	—		4
Balance at Dec. 31, 2023	$4,343	$14	$28,908	$39,653	$(4,893)	$(27,151)	$50	$40,924	(a)	$85
(a)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,896 million at Dec. 31, 2022 and $36,531 million at Dec. 31, 2023.
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

BNY Mellon 129

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

130 BNY Mellon

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

Acquisitions and divestitures

The income statement and balance sheet include results of acquired businesses accounted for under the acquisition method of accounting pursuant to Accounting Standards Codification (“ASC”) 805, Business Combinations, and equity investments from the dates of acquisition. Contingent purchase consideration is measured at its fair value and recorded on the purchase date. Any subsequent changes in the fair value of a contingent consideration liability are recorded to other noninterest expense. Gains or losses on divested business are reflected in investment and other revenue. For businesses that are determined to be held-for-sale and the fair value less costs to sell is less than its carrying value, a loss is recognized for that difference. Contingent consideration received is measured at fair value and recorded at the date of sale. Any subsequent changes in the fair value of a contingent consideration receivable are recorded to investment and other revenue.

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

BNY Mellon 131

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

For entities that do not meet the definition of a VIE, the entity is considered a VME. We consolidate these entities if we can exert control over the financial and operating policies of an investee, which typically occurs if we have a 50% or more voting interest in the entity.

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

Investments in renewable energy projects through limited liability companies are accounted for using the equity method of accounting. The hypothetical liquidation at book value (“HLBV”) methodology is used to determine the pre-tax loss that is recognized in each period. HLBV estimates the liquidation value at the beginning and end of each period, with the difference recognized as the amount of loss under the equity method.

The pre-tax losses are reported in investment and other revenue on the income statement. The corresponding tax benefits and credits are recorded as a reduction to provision for income taxes on the income statement.

See Note 8 for the amount of our renewable energy investments. Below are our most significant equity method investments, other than the investments in renewable energy.

Equity method investments at Dec. 31, 2023
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Global Securities Services Company (“CIBC Mellon”)	50%	$607
Siguler Guff	20%	$234

132 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Securities – Debt

Debt securities are classified as available-for-sale, held-to-maturity or trading securities when they are purchased. Debt securities are classified as available-for-sale when we intend to hold them for an indefinite period of time or when they may be used for tactical asset/liability purposes and may be sold from time to time to effectively manage interest rate exposure, prepayment risk and liquidity needs. Debt securities are classified as held-to-maturity when we intend and have the ability to hold them until maturity. Debt securities are classified as trading when we intend to resell them.

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses is recorded net of tax as an addition to, or deduction from, OCI, unless an expected credit loss is recognized. Realized gains and losses on sales of available-for-sale securities are reported in investment and other revenue on the income statement. The cost of debt securities sold is determined on a specific identification method. Held-to-maturity securities are measured at amortized cost, net of expected credit loss, if any.

From time to time our intention to hold available-for-sale securities has changed such that we intend, and have the ability to, hold the securities to maturity. Transfers of securities from available-for-sale to held-to-maturity are accounted for at fair value and creates a new cost basis. The unrealized gains or losses at date of transfer continue to be recorded in accumulated other comprehensive income and are subsequently amortized into net interest revenue over the contractual lives of the securities.

The Company’s policy for recognition of expected credit losses for securities available-for-sale and securities held-to-maturity is contained within “Allowance for credit losses – Securities – Debt” and “Allowance for credit losses – Other” below.

Trading securities are measured at fair value and included in trading assets on the balance sheet. Trading revenue, which is reflected in investment and other revenue, includes both realized and unrealized gains and losses. The liability incurred on short-sale transactions, representing the obligation to deliver securities, is included in trading liabilities at fair value.

Income on securities purchased is adjusted for amortization of premium and accretion of discount on a level yield basis, generally over their contractual life.

Debt securities that are beneficial interests in securitized financial assets and are not high credit quality are discounted at the current yield used to accrete the beneficial interest. A credit loss is recognized when there is an adverse change in expected cash flows.

If we intend to sell a debt security or it is more likely than not that we will be required to sell a debt security prior to recovery of its cost basis, the security is written down to fair value and the credit and non-credit components of the unrealized loss are recognized in earnings and subsequently accreted to

BNY Mellon 133

Notes to Consolidated Financial Statements (continued)

interest revenue on an effective yield basis over the life of the security. Subsequent increases in the fair value of the security after the write-down are included in OCI.

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

Loan modifications

A loan may be modified if the debtor is experiencing financial difficulties and the modification results in more than an insignificant delay in payment. A determination of whether a debtor is experiencing financial difficulty is based on payment status, and for commercial borrowers, the determination also considers debtor risk ratings. The determination of whether the modification results in more than an insignificant delay in payment is based on analysis of the payment amount subject to delay, the time span of the modified terms, and well as a review of modification activity in the previous 12-month period.

Credit losses related to modified loans are generally accounted for under an individual evaluation methodology (see “Allowance for credit losses” below).

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

The allowance for credit losses represents management’s estimate of expected credit losses over the expected contractual life of the financial instruments as of the balance sheet date. The allowance methodology is designed to provide procedural discipline in assessing the appropriateness of the allowance.

134 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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
•a pooled allowance component for residential mortgage loans; and
•an asset-specific allowance component involving individually evaluated credits of $1 million or greater which no longer share risk characteristics with other loans.

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

BNY Mellon 135

Notes to Consolidated Financial Statements (continued)

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

The second element, a pooled allowance component for residential mortgage loans, is determined by first segregating our mortgage pools into two categories: (i) our wealth management mortgages and other residential mortgages purchased primarily in 2023 and (ii) our legacy mortgage portfolio disclosed as other residential mortgages. We then apply models to each portfolio to predict prepayments, default rates and loss severity. We consider historical loss experience and use a loan-level, multi-period default model which further segments each portfolio by product type, including first lien fixed rate mortgages, first lien adjustable rate mortgages, second lien mortgages and interest-only mortgages. We calculate the mortgage loss up to loan contractual maturity and embed a reasonable and supportable forecast and macroeconomic variable inputs which are described above. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and limited internal data. Our legacy mortgage portfolio and home equity line of credit portfolios represent small sub-segments of our mortgage loans.

The third element, individually evaluated credits, is based on individual analysis of loans of $1 million and greater which no longer share risk characteristics with other loans. Factors we consider in measuring the extent of expected credit loss include the payment status, collateral value, the borrower’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, anticipated modifications of payment structure or term for troubled borrowers, and recoveries if they can be reasonably estimated. We measure the expected credit loss as the difference between the amortized cost basis of the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally individually evaluate nonperforming loans as well as loans that have been or are anticipated to be modified given the risk characteristics of such loans.

Allowance for credit losses – Securities – Debt

When estimating expected credit losses, we segment our available-for-sale and held-to-maturity debt securities portfolios by major asset class. This is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type.

For available-for-sale debt securities with an unrealized loss at the balance sheet date, if we determine that a credit loss exists, the amount is recognized as an allowance for credit losses in securities – available-for-sale, with a corresponding adjustment to the provision for credit losses. We evaluate credit losses at the individual security level and do not recognize credit losses if the fair value exceeds amortized cost, and if we determine that a credit loss exists, we limit the recognition of the loss to the difference between fair value and amortized cost. In our determination of whether an expected credit loss exists for a non-structured security, we routinely conduct periodic reviews and examine various quantitative and qualitative factors that are unique to each portfolio, including the severity of the unrealized loss position, agency rating, credit enhancement, cash flow deterioration and other factors. For a structured security, a credit loss model is utilized and the components of the credit loss

136 BNY Mellon

Notes to Consolidated Financial Statements (continued)

calculation for each major portfolio or asset class include a probability of default and loss given default (severity). These values depend on forecasted behavior of variables in the macroeconomic environment that are incorporated into our baseline forecast scenario described in “Allowance for credit losses” above. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. Changes to the present value of cash flows due to the passage of time are recognized within the allowance for credit losses.

We estimate expected credit losses for held-to-maturity debt securities using a similar multi-scenario macroeconomic forecast methodology as described in “Allowance for credit losses” above. The allowance for credit losses on held-to-maturity debt securities is recorded in securities – held-to-maturity. The components of the modeled credit loss calculation for each major portfolio or asset class include a probability of default and loss given default and their values depend on the forecast behavior of variables in the macroeconomic environment. For structured debt securities, we estimated expected credit losses at the individual security level and use a cash flow model to project principal losses. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. The difference is reflected in the allowance for credit losses, and changes to the present value of cash flows due to the passage of time are recognized within the allowance for credit losses.

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

Allowance for credit losses – Other

We do not apply our credit loss measurement methodologies to accrued interest receivable balances related to our loan, debt securities and deposits with third-party financial institution assets given our nonaccrual policy that requires charge-off of interest receivable when deemed uncollectible. Accrued interest receivable related to these instruments, along with other interest-bearing instruments, is included on the consolidated balance sheet. Accrued interest receivable related to each major loan class is disclosed in our credit quality disclosure in Note 5.

Our policy for credit losses related to purchased financial assets requires an evaluation to be performed prior to the effective purchase date to determine if more than an insignificant decline in credit quality has occurred during the period between the origination and purchase date, or, in the case of debt securities, the period between the issuance and purchase date. If we purchase a financial asset with more than insignificant deterioration in credit quality, the measurement of expected credit loss is performed using the methodologies described above, and the credit loss is recorded as an allowance for credit losses on the purchase date. Subsequent to purchase, changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the allowance. We evaluate various factors in the determination of whether a more than an insignificant decline in credit quality has occurred and these factors vary depending upon the type of

BNY Mellon 137

Notes to Consolidated Financial Statements (continued)

asset purchased. Such factors include changes in risk rating and/or agency rating, collateral deterioration, payment status, purchase price, credit spreads and other factors. We did not purchase any such assets in 2023 or 2022 and did not own such assets as of Dec. 31, 2023 or Dec. 31, 2022.

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

138 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

BNY Mellon 139

Notes to Consolidated Financial Statements (continued)

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

140 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Stock-based compensation

Compensation expense relating to share-based payments is generally recognized in staff expense on the income statement, on a straight-line basis, over the applicable vesting period.

Certain stock compensation grants vest when the employee retires. New grants with this feature are expensed by the first date the employee is eligible to retire. We estimate forfeitures when recording compensation cost related to share-based payment awards.

A portion of performance share unit awards are granted with performance conditions and for which the ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and marked-to-market to earnings over the vesting period due to this discretion. A portion of performance share unit awards contain market conditions. The grant date fair value of this portion of the awards is recognized on a straight-line-basis to staff expense unless the requisite service period is not rendered.

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

BNY Mellon 141

Notes to Consolidated Financial Statements (continued)

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

Foreign currency transaction gains and losses related to qualifying hedges of net investments in a foreign operation are recorded with cumulative foreign currency translation adjustments within OCI net of their tax effect. We evaluate the effectiveness of foreign currency derivatives designated as hedges of net investments utilizing the forward rate method.

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

142 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The following accounting guidance was adopted in 2023.

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
We adopted this guidance as of Jan. 1, 2023. The Company did not choose to make the one-time election to reclassify securities classified as held-to-maturity to available-for-sale as of Jan. 1, 2023 and can choose to prospectively apply portfolio layer method hedging.

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

We adopted the revised guidance related to loan modifications on Jan. 1, 2023. The impact was immaterial.

BNY Mellon 143

Notes to Consolidated Financial Statements (continued)

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions and divestitures with both an initial payment or receipt and later contingent payments or receipts tied to post-closing revenue or income growth.

At Dec. 31, 2023, we are potentially obligated to pay additional consideration which is recorded at a fair value totaling approximately $20 million and, using reasonable assumptions and estimates, could range from $20 million to $25 million over the next year. During 2023, we made contingent payments that totaled $15 million and recorded $7 million of increases to contingent earnout payables reflected in other expense.

At Dec. 31, 2023, we could potentially receive additional consideration which is recorded at fair value totaling approximately $30 million and, using reasonable assumptions and estimates, could range from $20 million to $45 million over the next four years. During 2023, there were no contingent receipts and we recorded approximately $140 million of net decreases to contingent earnout receivables as a reduction of investment and other revenue based on reduced expectations of collecting future earnouts.

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

144 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 4–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2023 and Dec. 31, 2022.

Securities at Dec. 31, 2023		Gross unrealized		Fair value
	Amortized cost
(in millions)		Gains	Losses
Available-for-sale:
Non-U.S. government (a)	$18,998	$68	$684	$18,382
U.S. Treasury	18,193	63	1,652	16,604
Agency residential mortgage-backed securities (“RMBS”)	13,457	119	465	13,111
Agency commercial mortgage-backed securities (“MBS”)	8,191	69	531	7,729
Foreign covered bonds	6,489	25	180	6,334
Collateralized loan obligations (“CLOs”)	6,142	5	10	6,137
Non-agency commercial MBS	3,245	1	311	2,935
U.S. government agencies	3,053	42	194	2,901
Non-agency RMBS	1,883	32	175	1,740
Other asset-backed securities (“ABS”)	1,026	1	84	943
Other debt securities	1	—	—	1
Total securities available-for-sale (b)(c)	$80,678	$425	$4,286	$76,817
Held-to-maturity:
Agency RMBS	$29,740	$1	$3,493	$26,248
U.S. Treasury	9,123	—	612	8,511
U.S. government agencies	4,146	—	401	3,745
Agency commercial MBS	3,411	1	296	3,116
Non-U.S. government (a)	2,137	3	67	2,073
CLOs	983	—	1	982
Non-agency RMBS	26	1	1	26
Other debt securities	12	—	2	10
Total securities held-to-maturity	$49,578	$6	$4,873	$44,711
Total securities	$130,256	$431	$9,159	$121,528
(a)    Includes supranational securities.
(b)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of less than $1 million. The allowance for credit loss primarily relates to non-agency RMBSs.
(c)    Includes gross unrealized gains of $250 million and gross unrealized losses of $146 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains primarily relate to agency RMBS, agency commercial MBS and U.S. Treasury securities. The unrealized losses primarily relate to agency RMBS and U.S. Treasury securities. The unrealized gains and losses will be amortized into net interest revenue over the contractual lives of the securities.

Securities at Dec. 31, 2022		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
U.S. Treasury	$32,103	$93	$2,663	$29,533
Non-U.S. government (a)	21,398	10	1,069	20,339
Agency RMBS	9,388	113	544	8,957
Agency commercial MBS	8,656	89	685	8,060
Foreign covered bonds	6,041	3	286	5,758
CLOs	5,446	1	104	5,343
Non-agency commercial MBS	3,334	—	357	2,977
U.S. government agencies	2,465	52	223	2,294
Non-agency RMBS	2,197	43	211	2,029
Other ABS	1,443	—	124	1,319
Other debt securities	13	—	—	13
Total securities available-for-sale (b)(c)	$92,484	$404	$6,266	$86,622
Held-to-maturity:
Agency RMBS	$34,188	$1	$4,229	$29,960
U.S. Treasury	10,863	—	895	9,968
U.S. government agencies	4,206	—	534	3,672
Agency commercial MBS	4,014	—	411	3,603
Non-U.S. government (a)	1,897	—	107	1,790
CLOs	983	—	26	957
Non-agency RMBS	30	2	1	31
Other debt securities	13	—	2	11
Total securities held-to-maturity	$56,194	$3	$6,205	$49,992
Total securities	$148,678	$407	$12,471	$136,614
(a)    Includes supranational securities.
(b)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of $1 million. The allowance for credit loss primarily relates to non-agency RMBS.
(c)    Includes gross unrealized gains of $347 million and gross unrealized losses of $179 million recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized gains primarily relate to agency RMBS, U.S. Treasury securities, and agency commercial MBS. The unrealized losses primarily relate to agency RMBS and U.S. Treasury securities. The unrealized gains and losses will be amortized into net interest revenue over the contractual lives of the securities.

The following table presents the realized gains and losses, on a gross basis.

Net securities gains (losses)
(in millions)	2023	2022	2021
Realized gross gains	$20	$92	$28
Realized gross losses	(88)	(535)	(23)
Total net securities (losses) gains	$(68)	$(443)	$5

BNY Mellon 145

Notes to Consolidated Financial Statements (continued)

The following table presents pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2023	2022		2021
U.S. Treasury	$(76)	$12		$(3)
Non-agency RMBS	2	49		2
Non-U.S. government	2	3		3
Other	4	(507)	(a)	3
Total net securities (losses) gains	$(68)	$(443)		$5
(a)    Includes net securities losses from repositioning the securities portfolio which was comprised of $337 million related to state and political subdivisions and $177 million related to corporate bonds.

In 2022, agency RMBS, U.S. government agencies and agency commercial MBS with an aggregate amortized cost of $6.2 billion and fair value of $6.1 billion were transferred from available-for-sale securities to held-to-maturity securities. This transfer reduced the impact of changes in interest rates on accumulated other comprehensive income.

Allowance for credit losses – Securities

The allowance for credit losses related to securities was $1 million at Dec. 31, 2023 and $1 million at Dec. 31, 2022, and relates to other debt securities and non-agency RMBS securities.

Credit quality indicators – Securities

At Dec. 31, 2023, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in interest rates from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. Specifically, $146 million of the unrealized losses at Dec. 31, 2023 and $179 million at Dec. 31, 2022 reflected in the tables below relate to certain securities that were previously transferred from available-for-sale to held-to-maturity. As the transfers created a new cost basis for the securities, if these securities have experienced unrealized losses since the date of transfer, the corresponding unrealized losses would be reflected in the held-to-maturity securities portfolio in the following tables.

The following tables show the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more without an allowance for credit losses.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2023	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
U.S. Treasury	$694	$48	$14,862	$1,604	$15,556	$1,652
Non-U.S. government (a)	2,756	24	11,767	660	14,523	684
Agency RMBS	2,753	27	6,793	438	9,546	465
Agency commercial MBS	328	5	7,060	526	7,388	531
CLOs	784	—	3,158	10	3,942	10
Foreign covered bonds	268	1	3,603	179	3,871	180
Non-agency commercial MBS	187	2	2,607	309	2,794	311
U.S. government agencies	573	4	1,779	190	2,352	194
Non-agency RMBS	30	1	1,300	174	1,330	175
Other ABS	—	—	832	84	832	84
Total securities available-for-sale (b)	$8,373	$112	$53,761	$4,174	$62,134	$4,286
(a)    Includes supranational securities.
(b)    Includes $146 million of gross unrealized losses for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. There were no gross unrealized losses for less than 12 months. The unrealized losses are primarily related to agency RMBS and U.S. Treasury securities and will be amortized into net interest revenue over the contractual lives of the securities.

146 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2022	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
U.S. Treasury	$14,058	$824	$15,236	$1,839	$29,294	$2,663
Non-U.S. government (a)	8,775	336	7,372	733	16,147	1,069
Agency RMBS	7,929	376	789	168	8,718	544
Agency commercial MBS	6,088	389	1,878	296	7,966	685
CLOs	4,806	94	403	10	5,209	104
Foreign covered bonds	2,830	83	1,977	203	4,807	286
Non-agency commercial MBS	1,914	201	932	156	2,846	357
U.S. government agencies	1,710	186	208	37	1,918	223
Non-agency RMBS	588	16	1,148	193	1,736	209
Other ABS	333	18	876	106	1,209	124
Other debt securities	—	—	12	—	12	—
Total securities available-for-sale (b)	$49,031	$2,523	$30,831	$3,741	$79,862	$6,264
(a)    Includes supranational securities.
(b)    Includes $120 million of gross unrealized losses for less than 12 months and $59 million of gross unrealized losses for 12 months or more recorded in accumulated other comprehensive income related to securities that were transferred from available-for-sale to held-to-maturity. The unrealized losses are primarily related to agency RMBS and U.S. Treasury securities and will be amortized into net interest revenue over the contractual lives of the securities.

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

Held-to-maturity securities portfolio at Dec. 31, 2023			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$29,740	$(3,492)	100%	—%	—%	—%	—%
U.S. Treasury	9,123	(612)	100	—	—	—	—
U.S. government agencies	4,146	(401)	100	—	—	—	—
Agency commercial MBS	3,411	(295)	100	—	—	—	—
Non-U.S. government (b)(c)	2,137	(64)	100	—	—	—	—
CLOs	983	(1)	100	—	—	—	—
Non-agency RMBS	26	—	25	54	2	17	2
Other debt securities	12	(2)	—	—	—	—	100
Total held-to-maturity securities	$49,578	$(4,867)	100%	—%	—%	—%	—%
(a)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(b)    Includes supranational securities.
(c)    Primarily consists of exposure to Germany, France, UK and the Netherlands.

BNY Mellon 147

Notes to Consolidated Financial Statements (continued)

Held-to-maturity securities portfolio at Dec. 31, 2022			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$34,188	$(4,228)	100%	—%	—%	—%	—%
U.S. Treasury	10,863	(895)	100	—	—	—	—
U.S. government agencies	4,206	(534)	100	—	—	—	—
Agency commercial MBS	4,014	(411)	100	—	—	—	—
Non-U.S. government (b)(c)	1,897	(107)	100	—	—	—	—
CLOs	983	(26)	100	—	—	—	—
Non-agency RMBS	30	1	22	58	2	17	1
Other debt securities	13	(2)	2	2	3	—	93
Total held-to-maturity securities	$56,194	$(6,202)	100%	—%	—%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    Includes supranational securities.
(c)    Primarily consists of exposure to Germany, UK and France.

Maturity distribution

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2023
	Within 1 year		1-5 years		5-10 years		After 10 years		Total
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)
Available-for-sale:
U.S. Treasury	$2,142	1.32%	$10,617	1.23%	$1,818	2.37%	$2,027	2.92%	$16,604	1.59%
Non-U.S. government (b)	4,198	2.04	11,470	2.54	2,679	2.57	35	3.42	18,382	2.43
Foreign covered bonds	807	2.83	5,187	3.39	340	1.41	—	—	6,334	3.20
U.S. government agencies	25	1.74	1,671	3.49	1,091	2.90	114	2.73	2,901	3.21
Other debt securities	—	—	—	—	—	—	1	4.85	1	4.85
Mortgage-backed securities:
Agency RMBS									13,111	5.15
Non-agency RMBS									1,740	4.53
Agency commercial MBS									7,729	3.08
Non-agency commercial MBS									2,935	3.53
CLOs									6,137	6.89
Other ABS									943	2.43
Total securities available-for-sale	$7,172	1.91%	$28,945	2.24%	$5,928	2.50%	$2,177	2.91%	$76,817	3.29%
Held-to-maturity:
U.S. Treasury	$3,176	1.56%	$5,032	1.18%	$915	1.24%	$—	—%	$9,123	1.32%
U.S. government agencies	470	1.31	2,877	1.45	586	1.73	213	1.99	4,146	1.50
Non-U.S. government (b)	704	1.15	1,357	1.16	76	0.59	—	—	2,137	1.14
Other debt securities	—	—	—	—	12	4.75	—	—	12	4.75
Mortgage-backed securities:
Agency RMBS									29,740	2.32
Non-agency RMBS									26	2.71
Agency commercial MBS									3,411	2.43
CLOs									983	6.81
Total securities held-to-maturity	$4,350	1.47%	$9,266	1.26%	$1,589	1.42%	$213	1.99%	$49,578	2.12%
Total securities	$11,522	1.74%	$38,211	2.01%	$7,517	2.29%	$2,390	2.84%	$126,395	2.84%
(a)    Yields are based upon the amortized cost of securities and consider the contractual coupon, amortization of premiums and accretion of discounts, excluding the effect of related hedging derivatives.
(b)    Includes supranational securities.

148 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Pledged assets

At Dec. 31, 2023, BNY Mellon had pledged assets of $134 billion, including $93 billion pledged as collateral for potential borrowings at the Federal Reserve Discount Window and $9 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2023 included $116 billion of securities, $13 billion of loans, $4 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY Mellon regularly moves assets in and out of its pledged assets account at the Federal Reserve.

At Dec. 31, 2022, BNY Mellon had pledged assets of $138 billion, including $106 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $8 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2022 included $121 billion of securities, $12 billion of loans, $4 billion of trading assets and $1 billion of interest-bearing deposits with banks.

At Dec. 31, 2023 and Dec. 31, 2022, pledged assets included $24 billion and $24 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements, on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2023 and Dec. 31, 2022, the market value of the securities received that can be sold or repledged was $212 billion and $115 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2023 and Dec. 31, 2022, the market value of securities collateral sold or repledged was $180 billion and $78 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2023 and Dec. 31, 2022, cash segregated under federal and other regulations or requirements was $3 billion and $7 billion, respectively. Restricted cash is primarily included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated under federal and other regulations or requirements were $3 billion at Dec. 31, 2023 and $3 billion at Dec. 31, 2022. Restricted securities were sourced from securities purchased under resale agreements and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio.

Loans	Dec. 31,
(in millions)	2023	2022
Commercial	$2,112	$1,732
Commercial real estate	6,760	6,226
Financial institutions	10,521	9,684
Lease financings	599	657
Wealth management loans	9,109	10,302
Wealth management mortgages	9,131	8,966
Other residential mortgages	1,166	345
Capital call financing	3,700	3,438
Other	2,717	2,941
Overdrafts	3,053	4,839
Margin loans	18,011	16,933
Total loans (a)	$66,879	$66,063
(a)    Net of unearned income of $268 million at Dec. 31, 2023 and $225 million at Dec. 31, 2022, primarily related to lease financings.

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

BNY Mellon 149

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2023					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$18	$184	$24	$1	$1	$12	$8	$6	$—	$254
Charge-offs	—	—	—	—	—	—	(3)	—	—	(3)
Recoveries	1	—	—	—	—	—	2	—	5	8
Net recoveries (charge-offs)	1	—	—	—	—	—	(1)	—	5	5
Provision (a)	8	141	(5)	—	—	(3)	(3)	(2)	(5)	131
Ending balance	$27	$325	$19	$1	$1	$9	$4	$4	$—	$390
Allowance for:
Loan losses	$12	$266	$9	$1	$1	$8	$4	$2	$—	$303
Lending-related commitments	15	59	10	—	—	1	—	2	—	87
Individually evaluated for impairment:
Loan balance (b)	$—	$290	$—	$—	$—	$12	$1	$—	$—	$303
Allowance for loan losses	—	76	—	—	—	—	—	—	—	76
(a)    Does not include provision for credit losses benefit related to other financial instruments of $12 million for the year ended Dec. 31, 2023.
(b)    Includes collateral dependent loans of $303 million with $348 million of collateral at fair value.

Allowance for credit losses activity for the year ended Dec. 31, 2022 (a)					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$12	$199	$13	$1	$1	$6	$7	$2	$241
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	4	—	4
Net recoveries	—	—	—	—	—	—	4	—	4
Provision (b)	6	(15)	11	—	—	6	(3)	4	9
Ending balance	$18	$184	$24	$1	$1	$12	$8	$6	$254
Allowance for:
Loan losses	$4	$137	$10	$1	$1	$11	$8	$4	$176
Lending-related commitments	14	47	14	—	—	1	—	2	78
Individually evaluated for impairment:
Loan balance (c)	$—	$62	$—	$—	$—	$16	$1	$—	$79
Allowance for loan losses	—	—	—	—	—	—	—	—	—
(a)    There was no activity in the other loan portfolio.
(b)    Does not include provision for credit losses related to other financial instruments of $30 million for the year ended Dec. 31, 2022.
(c)    Includes collateral dependent loans of $79 million with $126 million of collateral at fair value.

Allowance for credit losses activity for the year ended Dec. 31, 2021					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financing
Beginning balance	$16	$430	$10	$2	$1	$7	$13	$—	$—	$479
Charge-offs	—	—	—	—	—	(1)	(1)	—	(16)	(18)
Recoveries	—	—	2	—	—	—	6	—	—	8
Net recoveries (charge-offs)	—	—	2	—	—	(1)	5	—	(16)	(10)
Provision (a)	(4)	(231)	1	(1)	—	—	(11)	2	16	(228)
Ending balance	$12	$199	$13	$1	$1	$6	$7	$2	$—	$241
Allowance for:
Loan losses	$3	$171	$6	$1	$1	$5	$7	$2	$—	$196
Lending-related commitments	9	28	7	—	—	1	—	—	—	45
Individually evaluated for impairment:
Loan balance (b)	$—	$111	$—	$—	$—	$18	$1	$—	$—	$130
Allowance for loan losses	—	5	—	—	—	—	—	—	—	5
(a)    Does not include provision for credit losses benefit related to other financial instruments of $3 million for the year ended Dec. 31, 2021.
(b)    Includes collateral dependent loans of $130 million with $149 million of collateral at fair value.
150 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31, 2023			Dec. 31, 2022
	Recorded investment			Recorded investment
	With an allowance	Without an allowance		With an allowance	Without an allowance
(in millions)			Total			Total
Nonperforming loans:
Commercial real estate	$189	$—	$189	$—	$54	$54
Other residential mortgages	23	1	24	30	1	31
Wealth management mortgages	7	12	19	8	14	22
Total nonperforming loans	219	13	232	38	69	107
Other assets owned	—	5	5	—	2	2
Total nonperforming assets	$219	$18	$237	$38	$71	$109

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2023					Dec. 31, 2022
	Days past due				Total past due	Days past due			Total past due
(in millions)	30-59		60-89	≥90		30-59	60-89	≥90
Financial institutions	$339	(a)	$—	$—	$339	$—	$—	$—	$—
Wealth management loans	52		—	—	52	43	1	—	44
Wealth management mortgages	26		3	—	29	54	1	—	55
Commercial real estate	9		3	—	12	11	—	—	11
Other residential mortgages	7		1	—	8	5	—	—	5
Total past due loans	$433		$7	$—	$440	$113	$2	$—	$115
(a)    The past due financial institutions loans have been collected since Dec. 31, 2023.

Loan modifications

Modified loans are evaluated to determine whether a modification or restructuring with a borrower experiencing financial difficulty results in principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension. The modification could result in a new loan or a continuation of the existing loan.

In 2023, we modified two commercial real estate loans, with an aggregate recorded investment of $71 million and an unfunded lending commitment of $15 million, by extending the maturity dates. One of these loans matured in 2023 after the modification.

Also in 2023, we modified six other residential mortgage loans, with an aggregate recorded investment of $2 million, by providing payment modifications, extending maturity dates, reducing the interest rate, or a combination of these modifications.

Loans modified prior to 2023 are considered to be TDRs if the debtor is experiencing financial difficulties and the creditor grants a concession to the debtor that would not otherwise be considered. A TDR may include a transfer of real estate or other assets from the debtor to the creditor, or a modification of the term of the loan. Not all modified loans are considered TDRs.

We modified 10 loans in 2022 with an aggregate recorded investment of $14 million. The modifications of the other residential and commercial real estate loans in 2022 consisted of reducing the stated interest rates and, in certain cases, forbearance of default and extending the maturity dates.

BNY Mellon 151

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

The tables below provide information about the credit profile of the loan portfolio by the period of origination.

Credit profile of the loan portfolio							Dec. 31, 2023
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2023	2022	2021	2020	2019	Prior to 2019			Total (a)
Commercial:
Investment grade	$193	$114	$70	$—	$—	$45	$1,483	$—	$1,905
Non-investment grade	52	18	—	—	—	—	137	—	207
Total commercial	245	132	70	—	—	45	1,620	—	2,112	$3
Commercial real estate:
Investment grade	1,518	864	585	152	271	875	136	22	4,423
Non-investment grade	1,172	685	154	43	47	152	84	—	2,337
Total commercial real estate	2,690	1,549	739	195	318	1,027	220	22	6,760	30
Financial institutions:
Investment grade	616	74	57	—	—	10	6,948	—	7,705
Non-investment grade	134	10	—	—	—	—	2,672	—	2,816
Total financial institutions	750	84	57	—	—	10	9,620	—	10,521	120
Wealth management loans:
Investment grade	39	30	110	26	7	167	8,542	101	9,022
Non-investment grade	—	2	—	—	—	—	85	—	87
Total wealth management loans	39	32	110	26	7	167	8,627	101	9,109	57
Wealth management mortgages	850	1,689	1,909	863	736	3,066	18	—	9,131	22
Lease financings	230	—	—	40	7	322	—	—	599	—
Other residential mortgages (b)	184	561	200	5	—	216	—	—	1,166	5
Capital call financing	10	—	—	—	—	—	3,690	—	3,700	15
Other loans	—	—	—	—	—	—	2,717	—	2,717	7
Margin loans	7,283	—	—	—	—	—	10,728	—	18,011	41
Total loans	$12,281	$4,047	$3,085	$1,129	$1,068	$4,853	$37,240	$123	$63,826	$300
(a)    Excludes overdrafts of $3,053 million. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.
(b)    The gross write-offs primarily related to other residential mortgage loans were $3 million in 2023.

152 BNY Mellon

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
Wealth management loans:
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

Financial institutions

Financial institution exposures are high-quality, with 92% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2023. In addition, 62% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody. The exposure to financial institutions is generally short-term, with 83% expiring within one year.

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

BNY Mellon 153

Notes to Consolidated Financial Statements (continued)

ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portion of wealth management loan portfolio to be investment grade.

Wealth management mortgages

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Delinquency rate is a key indicator of credit quality in the wealth management portfolio. At Dec. 31, 2023, less than 1% of the mortgages were past due.

At Dec. 31, 2023, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 21%; New York – 14%; Florida – 11%; Massachusetts – 8%; and other – 46%.

Lease financings

At Dec. 31, 2023, the lease financings portfolio consisted of exposures backed by well-diversified assets. At Dec. 31, 2023, nearly all of leasing exposure was investment grade, or investment grade equivalent and primarily consisted of exposures backed by well-diversified assets, primarily real estate and large-ticket transportation equipment. Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.2 billion at Dec. 31, 2023 and $345 million at Dec. 31, 2022. These loans are not typically correlated to external ratings.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $18.0 billion of secured margin loans at Dec. 31, 2023, compared with $16.9 billion at Dec. 31, 2022. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $3.1 billion at Dec. 31, 2023 and $4.8 billion at Dec. 31, 2022. Overdrafts occur on a daily basis and are generally repaid within two business days.

Reverse repurchase agreements

Reverse repurchase agreements at Dec. 31, 2023 and Dec. 31, 2022 were fully secured with high-quality collateral. As a result, there was no allowance for credit losses related to these assets at Dec. 31, 2023 and Dec. 31, 2022.

154 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 6–Leasing

We have operating and finance leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms up to 15 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

The table below presents the consolidated balance sheet information related to operating and finance leases.

Balance sheet information	Dec. 31, 2023			Dec. 31, 2022
(dollars in millions)	Operating leases	Finance leases	Total	Operating leases	Finance leases	Total
ROU assets (a)	$1,125	$—	$1,125	$1,152	$11	$1,163
Lease liability (b)	$1,356	$—	$1,356	$1,336	$—	$1,336

Weighted average:
Remaining lease term	9.4 years	N/A		10.0 years	0.8 years
Discount rate (annualized)	3.11%	N/A		2.68%	1.27%
(a)    Included in premises and equipment on the consolidated balance sheet.
(b)    Operating lease liabilities are included in other liabilities and finance lease liabilities are included in other borrowed funds, both on the consolidated balance sheet.
N/A - Not applicable.

The table below presents the components of lease expense.

Lease expense	Year ended Dec. 31,
(in millions)	2023	2022	2021
Operating lease expense	$215	$224	$236
Variable lease expense	43	36	39
Sublease income	(34)	(33)	(33)
Finance lease expense:
Amortization of ROU assets	—	6	3
Total lease expense	$224	$233	$245

The table below presents cash flow information related to leases.

Cash flow information	Year ended Dec. 31,
(in millions)	2023	2022	2021
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$224	$224	$260
Financing cash flows from finance leases	$—	$23	$13

See Note 26 for information on non-cash operating and/or finance lease transactions.

The table below presents the maturities of lease liabilities.

Maturities of lease liabilities	Operating leases
(in millions)
For the year ended Dec. 31,
2024	$196
2025	192
2026	185
2027	158
2028	133
2029 and thereafter	692
Total lease payments	1,556
Less: Imputed interest	200
Total	$1,356

BNY Mellon 155

Notes to Consolidated Financial Statements (continued)

Note 7–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business segment.

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2022
Goodwill	$6,973	$1,424	$8,433	$16,830
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$6,973	$1,424	$7,753	$16,150
Foreign currency translation	31	5	75	111
Balance at Dec. 31, 2023
Goodwill	7,004	1,429	8,508	16,941
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,004	$1,429	$7,828	$16,261

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2021	$7,062	1,435	$9,015	$17,512
Impairment loss	—	—	(680)	(680)
Dispositions	(13)	—	(434)	(447)
Foreign currency translation	(76)	(11)	(148)	(235)
Balance at Dec. 31, 2022
Goodwill	$6,973	$1,424	$8,433	$16,830
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$6,973	$1,424	$7,753	$16,150

Goodwill impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. BNY Mellon’s business segments include six reporting units for which goodwill impairment testing is performed. An interim goodwill impairment test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value.

In each quarter of 2023, we completed an interim goodwill impairment test of the Investment Management reporting unit, which had $6.1 billion of allocated goodwill as of Dec. 31, 2023. In all cases, we determined the fair value of the Investment Management reporting unit exceeded its carrying value and no goodwill impairment was recorded.

For the Dec. 31, 2023 test, the fair value of the Investment Management reporting unit exceeded its carrying value by approximately 5%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2023. The discount rate applied to these cash flows was 10.5%.

The cash flow estimates for the Investment Management reporting unit are impacted by projections of the level and mix of assets under management, market values, operating margins and long-term growth rates.

In the second quarter of 2023, we performed our annual goodwill impairment test on the remaining five reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2023. The discount rate applied to these cash flows was 10%.

As a result of the annual goodwill impairment test, no goodwill impairment was recognized. The fair values of the Company’s remaining five reporting units were substantially in excess of the respective reporting units’ carrying value.

156 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Determining the fair value of a reporting unit is subject to uncertainty as it is reliant on estimates of cash flows that extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. In the future, changes in the assumptions or the discount rate could produce a material non-cash goodwill impairment.
In the third quarter 2022, based on results of an interim goodwill impairment test we recorded an impairment charge of $680 million. This goodwill impairment represents a non-cash charge and did not affect BNY Mellon’s liquidity position, tangible common equity or regulatory capital ratios.

Intangible assets

The table below provides a breakdown of intangible assets by business segment.

Intangible assets – net carrying amount by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2021	$230	$392	$1,520	$849	$2,991
Disposition	—	—	(1)	—	(1)
Amortization	(33)	(8)	(26)	—	(67)
Foreign currency translation	(4)	—	(18)	—	(22)
Balance at Dec. 31, 2022	$193	$384	$1,475	$849	$2,901
Amortization	(31)	(6)	(20)	—	(57)
Foreign currency translation	2	—	8	—	10
Balance at Dec. 31, 2023	$164	$378	$1,463	$849	$2,854

Intangible assets decreased in 2023 compared with 2022, primarily reflecting amortization, partially offset by foreign currency translation.

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2023				Dec. 31, 2022
(dollars in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization: (a)
Customer contracts—Securities Services	$731	$(567)	$164	10 years	$731	$(539)	$192
Customer contracts—Market and Wealth Services	280	(273)	7	3 years	280	(267)	13
Customer relationships—Investment and Wealth Management	553	(479)	74	8 years	553	(461)	92
Other	41	(12)	29	13 years	41	(9)	32
Total subject to amortization	1,605	(1,331)	274	10 years	1,605	(1,276)	329
Not subject to amortization: (b)
Tradenames	1,292	N/A	1,292	N/A	1,290	N/A	1,290
Customer relationships	1,288	N/A	1,288	N/A	1,282	N/A	1,282
Total not subject to amortization	2,580	N/A	2,580	N/A	2,572	N/A	2,572
Total intangible assets	$4,185	$(1,331)	$2,854	N/A	$4,177	$(1,276)	$2,901
(a)    Excludes fully amortized intangible assets.
(b)    Intangible assets not subject to amortization have an indefinite life.
N/A – Not applicable.

BNY Mellon 157

Notes to Consolidated Financial Statements (continued)

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2024	$49
2025	43
2026	34
2027	28
2028	24

Intangible asset impairment testing

Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

Note 8–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2023	2022
Accounts receivable (a)	$6,567	$4,924
Corporate/bank-owned life insurance	5,480	5,417
Software	2,430	2,260
Prepaid pension assets	1,818	1,651
Fails to deliver	1,514	2,569
Qualified affordable housing project investments	1,213	1,298
Renewable energy investments	1,049	871
Equity method investments	873	803
Other equity investments (b)	741	695
Prepaid expense	737	764
Cash collateral receivable on derivative transactions	621	1,014
Assets of consolidated investment management funds	526	209
Federal Reserve Bank stock	480	478
Income taxes receivable	270	481
Fair value of hedging derivatives	236	319
Seed capital (c)	232	218
Other (d)	1,198	1,884
Total other assets	$25,985	$25,855
(a)    Includes receivables for securities sold or matured that have not yet settled.
(b)    Includes strategic equity, private equity and other investments.
(c)    Includes investments in BNY Mellon funds which hedge deferred incentive awards.
(d)    At Dec. 31, 2023 and Dec. 31, 2022, other assets include $7 million and $6 million, respectively, of Federal Home Loan Bank stock, at cost.

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The observable price changes are recorded in investment and other revenue on the consolidated income statement. Our non-readily marketable equity securities totaled $479 million at Dec. 31, 2023 and $445 million at Dec. 31, 2022 and are included in other equity investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Adjustments on non-readily marketable equity securities				Life-to-date
(in millions)	2023	2022	2021
Upward adjustments	$52	$125	$105	$335
Downward adjustments	(41)	(8)	—	(53)
Net adjustments	$11	$117	$105	$282

Qualified affordable housing project investments

We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. Our total investment in qualified affordable housing projects totaled $1.2 billion at Dec. 31, 2023 and $1.3 billion at Dec. 31, 2022. Commitments to fund future investments in qualified affordable housing projects totaled $596 million at Dec. 31, 2023 and $614 million at Dec. 31, 2022 and are recorded in other liabilities on the consolidated balance sheet. A summary of the commitments to fund future investments is as follows: 2024 – $297 million; 2025 – $184 million; 2026 – $44 million; 2027 – $28 million; 2028 – $1 million; and 2029 and thereafter – $42 million.

Tax credits and other tax benefits recognized were $185 million in 2023, $145 million in 2022 and $148 million in 2021.

Amortization expense included in the provision for income taxes was $154 million in 2023, $123 million in 2022 and $124 million in 2021.

158 BNY Mellon

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

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2023		Dec. 31, 2022
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a) (b)	$3	$—	$3	$—
Private equity investments (c)	143	42	130	53
Other	7	—	5	—
Total	$153	$42	$138	$53
(a)    Seed capital investments at Dec. 31, 2023 are generally redeemable on request. Distributions are received as the underlying investments in the funds, which have redemption notice periods of seven days, are liquidated.
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

Note 9–Deposits

Time deposits in denominations of $250,000 or more totaled $1.5 billion at Dec. 31, 2023 and $1.4 billion at Dec. 31, 2022.

At Dec. 31, 2023, the scheduled maturities of total time deposits are $1.9 billion in 2024, $277 million in 2025, $143 million in 2026, $94 million in 2027 and $78 million in 2028. No time deposits are scheduled to mature after 2028.

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

BNY Mellon 159

Notes to Consolidated Financial Statements (continued)

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

Disaggregation of contract revenue by business segment
	Year ended Dec. 31,
	2023					2022
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,959	$3,805	$99	$(63)	$8,800	$4,890	$3,564	$99	$(65)	$8,488
Investment management and performance fees	—	18	3,057	(12)	3,063	—	23	3,290	(14)	3,299
Financing-related fees	37	14	1	—	52	30	23	1	1	55
Distribution and servicing fees	6	(98)	241	—	149	4	(66)	192	—	130
Investment and other revenue	236	207	(323)	1	121	215	143	(245)	1	114
Total fee and other revenue – contract revenue	5,238	3,946	3,075	(74)	12,185	5,139	3,687	3,337	(77)	12,086
Fee and other revenue – not in scope of ASC 606 (a)(b)	817	198	(98)	53	970	865	185	(15)	(235)	800
Total fee and other revenue	$6,055	$4,144	$2,977	$(21)	$13,155	$6,004	$3,872	$3,322	$(312)	$12,886
(a)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(b)    The Investment and Wealth Management business segment is net of income (loss) attributable to noncontrolling interests related to consolidated investment management funds of $2 million in 2023 and $(13) million in 2022.

Disaggregation of contract revenue by business segment	Year ended Dec. 31, 2021
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,919	$3,284	$100	$(70)	$8,233
Investment management and performance fees	—	18	3,553	(19)	3,552
Financing-related fees	19	48	—	1	68
Distribution and servicing fees	5	(5)	113	(1)	112
Investment and other revenue	132	4	(35)	—	101
Total fee other revenue – contract revenue	5,075	3,349	3,731	(89)	12,066
Fee and other revenue – not in scope of ASC 606 (a)(b)	743	234	118	140	1,235
Total fee and other revenue	$5,818	$3,583	$3,849	$51	$13,301
(a)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(b)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $12 million in 2021.

160 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.6 billion at Dec. 31, 2023 and Dec. 31, 2022.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $27 million at Dec. 31, 2023 and $48 million at Dec. 31, 2022. Accrued revenues recorded as contract assets are usually billed on an annual basis.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $172 million at Dec. 31, 2023 and $164 million at Dec. 31, 2022. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2023 relating to contract liabilities as of Dec. 31, 2022 was $114 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $46 million at Dec. 31, 2023 and $58 million at Dec. 31, 2022. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate. The amortization of capitalized sales incentives, which is primarily included in staff expense on the consolidated income statement, totaled $16 million in 2023, $19 million in 2022 and $20 million in 2021.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations, and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation, and totaled $90 million at Dec. 31, 2023 and $77 million at Dec. 31, 2022. These capitalized costs are amortized on a straight-line basis over the expected contract period.

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

Note 11–Net interest revenue

The following table provides the components of net interest revenue presented on the consolidated income statement.

Net interest revenue	Year ended Dec. 31,
(in millions)	2023	2022	2021
Interest revenue
Deposits with the Federal Reserve and other central banks	$4,541	$1,019	$(77)
Deposits with banks	523	221	48
Federal funds sold and securities purchased under resale agreements	7,141	1,200	120
Loans	3,916	1,999	958
Securities:
Taxable	4,213	2,502	1,702
Exempt from federal income taxes	1	35	42
Total securities	4,214	2,537	1,744
Trading securities	313	142	52
Total interest revenue	20,648	7,118	2,845
Interest expense
Deposits in domestic offices	4,703	980	(27)
Deposits in foreign offices	2,421	607	(148)
Federal funds purchased and securities sold under repurchase agreements	6,699	934	(4)
Trading liabilities	156	68	8
Other borrowed funds	47	9	8
Customer payables	566	156	(2)
Long-term debt	1,711	860	392
Total interest expense	16,303	3,614	227
Net interest revenue	4,345	3,504	2,618
Provision for credit losses	119	39	(231)
Net interest revenue after provision for credit losses	$4,226	$3,465	$2,849

BNY Mellon 161

Notes to Consolidated Financial Statements (continued)

Note 12–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2023	2022	2021
Current tax expense:
Federal	$588	$190	$160
Foreign	443	404	353
State and local	192	19	107
Total current tax expense	1,223	613	620
Deferred tax expense (benefit):
Federal	(379)	104	208
Foreign	31	(5)	22
State and local	(75)	56	27
Total deferred tax expense (benefit)	(423)	155	257
Provision for income taxes	$800	$768	$877

The deferred tax benefit for 2023 is primarily driven by depreciation and amortization, the accrual for the FDIC special assessment and unrealized gains on securities.

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2023	2022	2021
Domestic	$2,001	$1,697	$2,965
Foreign	2,087	1,631	1,683
Income before taxes	$4,088	$3,328	$4,648

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2023	2022
Depreciation and amortization	$1,811	$2,063
Pension obligation	388	374
Other liabilities	149	145
Renewable energy investment	156	205
Equity investments	56	57
Securities valuation	(29)	(31)
Leasing	(41)	(25)
Other assets	(55)	(31)
Credit losses on loans	(106)	(70)
Reserves not deducted for tax	(314)	(154)
Tax credit carryforward	—	(224)
Employee benefits	(252)	(253)
U.S. foreign tax credits	(96)	(100)
Valuation allowance	130	100
Net deferred tax liability	$1,797	$2,056

As of Dec. 31, 2023, BNY Mellon had $96 million of U.S. foreign tax credit carryforwards which will begin to expire in 2029. In addition, we have an unrealized capital loss of $34 million. We believe it is more likely than not that the benefit from these items will not be realized. Accordingly, we have recorded a valuation allowance of $130 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2023, we had approximately $1.2 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2023 would be up to $150 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2023	2022	2021
Federal rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	2.3	1.8	2.3
Foreign operations	1.1	2.1	0.8
Tax credits	(5.6)	(6.1)	(4.6)
Tax-exempt income	(0.7)	(1.0)	(1.0)
Federal Deposit Insurance Corporation (“FDIC”) assessment	0.5	0.4	0.3
Stock compensation	(0.2)	(0.6)	(0.1)
Goodwill impairment	—	3.9	—
Divestiture of stock in subsidiary	0.7	1.0	—
Other – net	0.5	0.6	0.2
Effective tax rate	19.6%	23.1%	18.9%

Unrecognized tax positions
(in millions)	2023	2022	2021
Beginning balance at Jan. 1, – gross	$106	$138	$119
Prior period tax positions:
Increases	—	—	18
Decreases	(5)	(11)	(3)
Current period tax positions	8	8	9
Settlements	—	(16)	(5)
Statute expiration	—	(13)	—
Ending balance at Dec. 31, – gross	$109	$106	$138

Our total tax reserves as of Dec. 31, 2023 were $109 million compared with $106 million at Dec. 31, 2022. If these tax reserves were unnecessary, $109 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if

162 BNY Mellon

Notes to Consolidated Financial Statements (continued)

applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2023 is accrued interest, where applicable, of $39 million. The additional tax expense related to interest for the year ended Dec. 31, 2023 was $6 million, compared with $5 million for the year ended Dec. 31, 2022.

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by approximately $9 million as a result of adjustments related to tax years that are still subject to examination.

Our federal income tax returns are closed to examination through 2016. Our New York State and New York City income tax returns are closed to examination through 2014. Our UK income tax returns are closed to examination through 2020.

Note 13–Long-term debt

The table below presents information on our long-term debt.

Long-term debt	Dec. 31, 2023			Dec. 31, 2022
(dollars in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.50 - 6.47%	2024 - 2034	$28,886	0.35 - 5.83%	$28,108
Floating rate	5.39 - 6.00%	2024 - 2038	1,226	4.50 - 4.92%	1,229
Subordinated debt (a)	3.00 - 3.30%	2028 - 2029	1,145	3.00 - 3.30%	1,121
Total			$31,257		$30,458
(a)Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2024 – $4.9 billion; 2025 – $4.4 billion; 2026 – $4.5 billion; 2027 – $3.1 billion; and 2028 – $5.2 billion.

Note 14–Variable interest entities

We have variable interests in variable interest entities (“VIEs”), which include investments in retail, institutional and alternative investment funds.

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

The following table presents the incremental assets and liabilities included in the consolidated balance sheet as of Dec. 31, 2023 and Dec. 31, 2022. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investment management funds
	Dec. 31,
(in millions)	2023	2022
Trading assets	$510	$203
Other assets	16	6
Total assets (a)	$526	$209
Other liabilities	$1	$1
Total liabilities (b)	$1	$1
Nonredeemable noncontrolling interests (c)	$50	$7
(a)    Includes VMEs with assets of $91 million at Dec. 31, 2023 and $86 million at Dec. 31, 2022.
(b)    Includes VMEs with liabilities of $1 million at Dec. 31, 2023 and $1 million at Dec. 31, 2022.
(c)    Includes VMEs with nonredeemable noncontrolling interests of $12 million at Dec. 31, 2023 and $7 million at Dec. 31, 2022.

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY Mellon.

BNY Mellon 163

Notes to Consolidated Financial Statements (continued)

Non-consolidated VIEs

As of Dec. 31, 2023 and Dec. 31, 2022, the following assets and liabilities related to the VIEs where we are not the primary beneficiary were included in our consolidated balance sheets and primarily related to accounting for our investments in qualified affordable housing and renewable energy projects.

The maximum loss exposure indicated in the following table relates solely to our investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs	Dec. 31, 2023	Dec. 31, 2022
(in millions)
Other assets	$2,337	$2,235
Other liabilities	596	614
Maximum loss exposure	2,934	2,850

Note 15–Shareholders’ equity

Common stock

BNY Mellon has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2023, 759,344,092 shares of common stock were outstanding.

In July 2023, our Board of Directors approved a 14% increase in the quarterly cash dividend on common stock, from $0.37 to $0.42 per share.

Common stock repurchase program

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

In 2023, we repurchased 55.8 million common shares at an average price of $46.66 per common share for a total of $2.6 billion.

Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions.

164 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Preferred stock

The Parent has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes the Parent’s preferred stock issued and outstanding at Dec. 31, 2023 and Dec. 31, 2022.

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
	Per annum dividend rate (c)
Series A	Greater of (i) SOFR plus 0.565% and (ii) 4.000%	5,001	5,001	$500	$500
Series D	SOFR plus 2.46%	—	5,000	—	494
Series F	4.625% to but excluding Sept. 20, 2026, then SOFR plus 3.131%	10,000	10,000	990	990
Series G	4.700% to but excluding Sept. 20, 2025, then a floating rate equal to the five-year treasury rate plus 4.358%	10,000	10,000	990	990
Series H	3.700% to but excluding March 20, 2026, then a floating rate equal to the five-year treasury rate plus 3.352%	5,825	5,825	576	577
Series I	3.750% to but excluding Dec. 20, 2026, then a floating rate equal to the five-year treasury rate plus 2.630%	13,000	13,000	1,287	1,287
Total		43,826	48,826	$4,343	$4,838
(a)    All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.
(b)    The carrying value of the Series D, Series F, Series G, Series H and Series I preferred stock is recorded net of issuance costs.
(c)    References to SOFR are to a floating rate equal to the three-month CME Term SOFR (plus a spread adjustment of 0.26161% per annum).

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

BNY Mellon’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of the Parent will be prohibited, subject to certain restrictions, in the event that we do not declare and pay in full preferred dividends for the then current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series F, Series G, Series H and Series I preferred stock.

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, a 100% owned financing subsidiary of the Parent, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital Securities. The Parent’s obligations under the trust and other agreements relating to Mellon Capital IV have the effect of providing a full and unconditional guarantee, on a subordinated basis, of payments due on the Normal Preferred Capital Securities. No other subsidiary of the Parent guarantees the securities of Mellon Capital IV. All of the outstanding shares of the Series F, Series G, Series H and Series I preferred stock are held by the depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series F, Series G, Series H and Series I preferred stock to the holders of record of their respective depositary shares.
BNY Mellon 165

Notes to Consolidated Financial Statements (continued)

In December 2023, the Parent redeemed all outstanding shares of its Series D preferred stock, $100,000 liquidation preference per share. Deferred fees of approximately $10 million were realized as preferred stock dividends upon redemption.

In December 2021, the Parent redeemed all outstanding shares of its Series E preferred stock, $100,000 liquidation preference per share. Deferred fees of approximately $10 million were realized as preferred stock dividends upon redemption.

The table below presents the Parent’s preferred dividends.

Preferred dividends
(dollars in millions, except per share amounts)	Depositary shares per share		2023			2022		2021
			Per share	Total dividend		Per share	Total dividend	Per share	Total dividend
Series A	100	(a)	$5,866.23	$29		$4,088.49	$20	$4,044.44	$20
Series D	100		6,339.20	42	(b)	4,500.00	23	4,500.00	23
Series E	100		N/A	N/A		N/A	N/A	3,630.34	47	(c)
Series F	100		4,625.00	46		4,625.00	46	4,625.00	46
Series G	100		4,700.00	47		4,700.00	47	4,700.00	47
Series H	100		3,700.00	22		3,700.00	22	4,186.06	24
Series I	100		3,750.00	49		4,083.33	53	N/A	N/A
Total				$235			$211		$207
(a)    Represents Normal Preferred Capital Securities.
(b)    Includes deferred fees of approximately $10 million related to the redemption of the Series D preferred stock.
(c)    Includes deferred fees of approximately $10 million related to the redemption of the Series E preferred stock.
N/A – Not applicable.

The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. We may redeem the Series A preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series F preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2026, the Series G preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2025, the Series H preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in March 2026 and the Series I preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in December 2026. The Series F, Series G, Series H or Series I preferred stock can be redeemed, in whole but not in part, at any time within 90 days following a regulatory capital treatment event. Redemption of the preferred stock is subject to the prior approval of the Federal Reserve.

Temporary equity

Temporary equity was $85 million at Dec. 31, 2023 and $109 million at Dec. 31, 2022. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY Mellon and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY Mellon must, among other things, qualify as “well capitalized.” As of Dec. 31, 2023 and Dec. 31, 2022, BNY Mellon and our U.S. bank subsidiaries were “well capitalized.”

166 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2023	2022
Consolidated regulatory capital ratios:
Common Equity Tier 1 (“CET1”) ratio	11.5%	11.2%
Tier 1 capital ratio	14.2	14.1
Total capital ratio	15.0	14.9
Tier 1 leverage ratio	6.0	5.8
Supplementary leverage ratio (“SLR”) (b)	7.3	6.8

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	16.2%	15.6%
Tier 1 capital ratio	16.2	15.6
Total capital ratio	16.3	15.7
Tier 1 leverage ratio	6.6	6.2
SLR (b)	8.6	7.7
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

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2023	2022
CET1:
Common shareholders’ equity	$36,531	$35,896
Adjustments for:
Goodwill and intangible assets (a)	(17,253)	(17,210)
Net pension fund assets	(297)	(317)
Embedded goodwill	(275)	(279)
Deferred tax assets	(62)	(56)
Other	(6)	(2)
Total CET1	18,638	18,032
Other Tier 1 capital:
Preferred stock	4,343	4,838
Other	(14)	(14)
Total Tier 1 capital	$22,967	$22,856

Tier 2 capital:
Subordinated debt	$1,148	$1,248
Allowance for credit losses	414	291
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,551	1,528
Excess of expected credit losses	85	50
Less: Allowance for credit losses	414	291
Total Tier 2 capital – Advanced Approaches	$1,222	$1,287

Total capital:
Standardized Approach	$24,518	$24,384
Advanced Approaches	$24,189	$24,143

Risk-weighted assets:
Standardized Approach	$156,254	$159,096
Advanced Approaches:
Credit Risk	$87,299	$90,243
Market Risk	3,380	2,979
Operational Risk	70,925	68,450
Total Advanced Approaches	$161,604	$161,672

Average assets for Tier 1 leverage ratio	$383,899	$396,643
Total leverage exposure for SLR	$313,749	$336,049
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

The following table presents the amount of capital by which BNY Mellon and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2023
(in millions)	Consolidated	(a)	The Bank of New York Mellon
CET1	$4,902		$11,962	(a)
Tier 1 capital	6,807		10,017	(a)
Total capital	4,797		7,572	(a)
Tier 1 leverage ratio	7,611		5,158	(b)
SLR	7,280		6,286	(b)
(a)    Based on minimum required standards, with applicable buffers.
(b)    Based on well capitalized standards.

BNY Mellon 167

Notes to Consolidated Financial Statements (continued)

Note 16–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2023			2022			2021
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$204	$68	$272	$(455)	$(148)	$(603)	$(313)	$(63)	$(376)
Total foreign currency translation	204	68	272	(455)	(148)	(603)	(313)	(63)	(376)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	1,100	(271)	829	(4,292)	1,047	(3,245)	(1,515)	368	(1,147)
Reclassification adjustment (b)	68	(16)	52	443	(105)	338	(5)	1	(4)
Net unrealized gain (loss) on assets available-for-sale	1,168	(287)	881	(3,849)	942	(2,907)	(1,520)	369	(1,151)
Defined benefit plans:
Net (loss) gain arising during the period	(107)	32	(75)	(400)	94	(306)	296	(77)	219
Foreign exchange adjustment	(1)	—	(1)	—	—	—	—	—	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	(18)	8	(10)	68	(12)	56	113	(25)	88
Total defined benefit plans	(126)	40	(86)	(332)	82	(250)	409	(102)	307
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge gain (loss) arising during the period	7	(2)	5	(16)	4	(12)	3	—	3
Reclassification of net loss (gain) to net income:
Foreign exchange (“FX”) contracts – investment and other revenue	2	(1)	1	(1)	—	(1)	—	—	—
FX contracts – staff expense	—	—	—	9	(2)	7	(12)	3	(9)
Total reclassifications to net income	2	(1)	1	8	(2)	6	(12)	3	(9)
Net unrealized gain (loss) on cash flow hedges	9	(3)	6	(8)	2	(6)	(9)	3	(6)
Total other comprehensive income (loss)	$1,255	$(182)	$1,073	$(4,644)	$878	$(3,766)	$(1,433)	$207	$(1,226)
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

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive (loss) income, net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2020 ending balance	$(1,146)	$(1,299)	$(55)	$1,508	$7	$(985)
Change in 2021	(378)	283	24	(1,151)	(6)	(1,228)
2021 ending balance	(1,524)	(1,016)	(31)	357	1	(2,213)
Change in 2022	(590)	(240)	(10)	(2,907)	(6)	(3,753)
2022 ending balance	(2,114)	(1,256)	(41)	(2,550)	(5)	(5,966)
Change in 2023	272	(87)	1	881	6	1,073
2023 ending balance	$(1,842)	$(1,343)	$(40)	$(1,669)	$1	$(4,893)

168 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 17–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards, including options, to employees and directors of BNY Mellon. At Dec. 31, 2023, under the Long-Term Incentive Plan approved in April 2023, we may issue 44,948,591 new stock-based awards, all of which may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $81 million in 2023, $72 million in 2022 and $64 million in 2021.

RSUs and Performance share units

RSUs are granted under our long-term incentive plans at no cost to the recipient. These awards are subject to forfeiture until certain restrictions have lapsed, including continued employment, for a specified period. An RSU entitles the recipient to receive a share of common stock after the applicable restrictions lapse. The recipient generally is entitled to receive cash payments equivalent to any dividends paid on the underlying common stock during the period the RSU is outstanding but does not receive voting rights. The cash dividends are paid at the time of vesting.

The fair value of RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for RSUs was $332 million in 2023, $293 million in 2022 and $260 million in 2021. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $79 million in 2023, $69 million in 2022 and $62 million in 2021.

BNY Mellon’s Executive Committee members were granted a target award of 577,549 performance share units (“PSUs”) in 2023, 513,101 in 2022 and 648,973 in 2021. The Executive Committee PSUs will vest based on two separate and distinct measurements, a performance condition and a market condition split 70% based on return on tangible common shareholders’ equity (“ROTCE”) and 30% on Total Shareholder Return (“TSR”). The TSR portion was valued using a Monte Carlo simulation method, while the ROTCE portion was measured based on the fair market value on the date of grant. Each condition only impacts its applicable portion (70%/30%) of the total PSU award. The performance and market conditions are measured after three years to determine the final percentage of the total PSUs to vest. The final total amount of vested PSUs will be the sum of the two separate and distinct performance and market-based portions of the PSU awards, but will be capped at 150% of the total PSUs awarded. The ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and the ROTCE portion is marked-to-market to earnings as a result of this discretion. The TSR portion of the award contains a market condition, and as a result the grant date fair value is recognized over the service period unless the requisite service is not rendered.

The following table summarizes our non-vested PSU and RSU activity for 2023.

Non-vested PSU and RSU activity	Number of shares (a)	Weighted-average fair value at grant date
Non-vested PSUs and RSUs at Dec. 31, 2022	15,086,135	$50.38
Granted	8,295,173	50.71
Vested	(6,238,671)	48.74
Forfeited	(685,921)	49.70
Non-vested PSUs and RSUs at Dec. 31, 2023	16,456,716	$51.20
(a)    Includes dividend shares earned on the Executive Committee PSUs and Board of Director’s stock awards.

As of Dec. 31, 2023, $350 million of total unrecognized compensation costs related to non-vested PSUs and RSUs is expected to be recognized over a weighted-average period of 2.3 years.

The total fair value of RSUs and PSUs that vested was $305 million in 2023, $264 million in 2022 and $240 million in 2021. The actual excess tax benefit (expense) realized for the tax deductions from shares vested totaled $3 million in 2023, $16 million in 2022 and $(8) million in 2021. The tax impacts were recognized in the provision for income taxes.

Subsidiary Long-Term Incentive Plans

BNY Mellon also has several subsidiary Long-Term Incentive Plans which have issued restricted subsidiary shares to certain employees. These share awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period of time. The shares are generally non-voting and non-dividend

BNY Mellon 169

Notes to Consolidated Financial Statements (continued)

paying. Once the restrictions lapse, which generally occurs in three to five years, the shares can only be sold, at the option of the employee, to BNY Mellon at a price based generally on the fair value of the subsidiary at the time of repurchase. In certain instances, BNY Mellon has an election to call the shares.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY Mellon. No stock options were granted in 2023 or 2022, and no stock options were outstanding at Dec. 31, 2023 or Dec. 31, 2022. At Dec. 31, 2021, 407,905 options were exercisable at a weighted-average price per common share of $22.03 and aggregate intrinsic value of $15 million.

The total intrinsic value of options exercised was $15 million in 2022 and $48 million in 2021. Cash received from option exercises totaled $9 million in 2022 and $50 million in 2021. The actual excess tax benefit realized for the tax deductions from options exercised totaled $3 million in 2022 and $8 million in 2021 and was recognized in the provision for income taxes.

Note 18–Employee benefit plans

BNY Mellon has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 7,400 U.S. employees and approximately 18,000 non-U.S. employees.

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

170 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollars in millions)	2023	2022	2023	2022	2023	2022	2023	2022
Weighted-average assumptions used to determine benefit obligations
Discount rate	5.25%	5.61%	4.44%	4.62%	5.25%	5.61%	4.65%	4.75%
Rate of compensation increase	N/A	N/A	3.71	3.72	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(3,527)	$(4,747)	$(768)	$(1,456)	$(95)	$(134)	$(2)	$(3)
Service cost	—	—	(10)	(11)	(1)	(1)	—	—
Interest cost	(190)	(140)	(36)	(28)	(5)	(4)	—	—
Actuarial (loss) gain	(122)	1,105	(67)	554	(2)	35	(1)	1
Curtailments	—	—	1	—	—	—	—	—
Benefits paid	237	255	26	30	11	9	—	—
Foreign exchange adjustment	N/A	N/A	(35)	143	N/A	N/A	1	—
Benefit obligation at end of period	(3,602)	(3,527)	(889)	(768)	(92)	(95)	(2)	(2)
Change in fair value of plan assets
Fair value at beginning of period	4,806	6,129	975	1,807	116	144	—	—
Actual return on plan assets	501	(1,082)	43	(631)	19	(28)	—	—
Employer contributions	19	14	11	10	11	9	—	—
Benefit payments	(237)	(255)	(26)	(30)	(11)	(9)	—	—
Foreign exchange adjustment	N/A	N/A	49	(181)	N/A	N/A	—	—
Fair value at end of period	5,089	4,806	1,052	975	135	116	—	—
Funded status at end of period	$1,487	$1,279	$163	$207	$43	$21	$(2)	$(2)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net (gain) loss	$1,637	$1,645	$243	$109	$38	$41	$(1)	$(2)
Prior service (credit) cost	—	—	(1)	4	(6)	(13)	—	—
Total loss (gain) (before tax effects)	$1,637	$1,645	$242	$113	$32	$28	$(1)	$(2)
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

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 5.25% as of Dec. 31, 2023.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial losses on the benefit obligation for the domestic pension plans in 2023 are primarily attributable to decreases in discount rates. Actuarial losses on the benefit obligation for the foreign pension plans in 2023 are primarily attributable to decreases in discount rates and increases in assumed inflation rates. Actuarial gains on the benefit obligation for the domestic and foreign pension plans in 2022 are primarily attributable to increases in discount rates.

BNY Mellon 171

Notes to Consolidated Financial Statements (continued)

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollars in millions)	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,757	$5,924	$5,710	$1,358	$1,627	$1,586	$135	$133	$123	N/A	N/A	N/A
Discount rate	5.61%	3.03%	2.80%	4.62%	2.11%	1.59%	5.61%	3.03%	2.80%	4.75%	2.15%	1.65%
Expected rate of return on plan assets	6.75	5.375	5.375	6.38	2.40	2.17	6.75	5.375	5.375	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	3.72	3.43	3.12	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost:
Service cost	$—	$—	$—	$10	$11	$14	$1	$1	$1	$—	$—	$—
Interest cost	190	140	137	36	28	25	5	4	4	—	—	—
Expected return on assets	(380)	(312)	(300)	(89)	(35)	(34)	(9)	(7)	(7)	—	—	—
Amortization of:
Prior service cost (credit)	—	—	—	—	—	1	(7)	(7)	(6)	—	—	—
Net actuarial loss (gain)	8	69	98	(14)	3	13	(5)	3	6	—	—	—
Settlement (gain) loss	1	—	—	(1)	—	1	—	—	—	—	—	—
Curtailment (gain)	—	—	—	(1)	—	—	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(181)	$(103)	$(65)	$(59)	$7	$20	$(15)	$(6)	$(2)	$—	$—	$—
N/A – Not applicable.

Changes in other comprehensive (income) loss in 2023	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$1	$113	$(8)	$1
Recognition of prior years’ net (loss) gain	(9)	15	5	—
Recognition of prior years’ service credit	—	—	7	—
Foreign exchange adjustment	N/A	1	N/A	—
Total recognized in other comprehensive (income) loss (before tax effects)	$(8)	$129	$4	$1

	Domestic		Foreign
(in millions)	2023	2022	2023	2022
Pension benefits:
Prepaid benefit cost	$1,599	$1,399	$219	$252
Accrued benefit cost	(112)	(120)	(56)	(45)
Total pension benefits	$1,487	$1,279	$163	$207
Healthcare benefits:
Accrued benefit cost	$43	$21	$(2)	$(2)
Total healthcare benefits	$43	$21	$(2)	$(2)

The accumulated benefit obligation for all defined benefit plans was $4.5 billion at Dec. 31, 2023 and $4.3 billion at Dec. 31, 2022.

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(in millions)	2023	2022	2023	2022	2023	2022	2023	2022
Projected benefit obligation	$112	$120	$172	$64	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	116	19	N/A	N/A	N/A	N/A
Accumulated benefit obligation	112	120	55	50	$62	$62	$2	$2
Fair value of plan assets	—	—	17	18	—	—	—	—
N/A – Not applicable.

172 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2024 is 7.00%, decreasing to 4.04% in 2075 for pre-Medicare costs and 6.60% decreasing to 4.04% in 2075 for Medicare costs. The initial trend rate assumption represents an estimate of short term cost increases based on recent health care marketplace experience, and taking into consideration the cost characteristics of plans available to retirees. The long-term assumptions and trends were developed using the Getzen Model of Long-Run Medical Cost Trends and consider expectations of long-term health care costs and various other economic assumptions.

The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2024	$274	$32
	2025	271	32
	2026	270	34
	2027	268	36
	2028	266	40
	2029-2033	1,279	226
Total pension benefits		$2,628	$400
Healthcare benefits:
Year	2024	$8	$—
	2025	8	—
	2026	8	—
	2027	8	—
	2028	8	—
	2029-2033	33	1
Total healthcare benefits		$73	$1

Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2024 of $12 million for the domestic plans and $9 million for the foreign plans.

We expect to make cash contributions to fund our post-retirement healthcare plans in 2024 of $8 million for the domestic plans and less than $1 million for the foreign plans.

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

Our pension assets were invested as follows:

Asset allocations	Domestic		Foreign
	2023	2022	2023	2022
Fixed income	62%	60%	74%	74%
Equities	34	36	13	12
Alternative investments	3	3	11	12
Cash	1	1	2	2
Total pension assets	100%	100%	100%	100%

BNY Mellon 173

Notes to Consolidated Financial Statements (continued)

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2023 and Dec. 31, 2022. Assets of the U.S. postretirement healthcare plan are invested in an insurance contract.

Fair value measurement of plan assets

We have established a three-level hierarchy for fair value measurements of our pension plan assets based upon the transparency of inputs to the valuation of an asset as of the measurement date.

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

Fixed-income investments

Fixed-income investments include U.S. Treasury securities, U.S. government agencies, non-U.S. government securities, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds. U.S. Treasury and certain non-U.S. government securities that are actively traded in highly liquid over-the-counter (“OTC”) markets are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. government agencies, non-U.S. government securities, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. government agencies, non-U.S. government securities, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds are primarily included in Level 2 of the valuation hierarchy.

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

174 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2023 and Dec. 31, 2022, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$920	$—	$—	$920
Non-U.S. equity	373	—	—	373
Collective trust funds:
U.S. equity	—	116	—	116
Commingled	—	530	—	530
Fixed income:
U.S. corporate bonds	—	2,539	—	2,539
U.S. Treasury securities	233	—	—	233
State and political subdivisions	—	110	—	110
Non-U.S. government	3	27	—	30
U.S. government agencies	—	26	—	26
Other	—	35	—	35
Exchange-traded funds	8	—	—	8
Total domestic plan assets in the fair value hierarchy	$1,537	$3,383	$—	$4,920
Other assets measured at NAV:
Funds of funds				164
Venture capital and partnership interests				5
Total domestic plan assets, at fair value				$5,089

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$659	$—	$659
Equity funds	—	137	—	137
Sovereign/government obligation funds	—	123	—	123
Cash and currency	19	—	—	19
Total foreign plan assets in the fair value hierarchy	$19	$919	$—	$938
Other assets measured at NAV				114
Total foreign plan assets, at fair value				$1,052

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$897	$—	$—	$897
Non-U.S. equity	351	—	—	351
Collective trust funds:
U.S. equity	—	169	—	169
Commingled	—	493	—	493
Fixed income:
U.S. corporate bonds	—	2,333	—	2,333
U.S. Treasury securities	214	—	—	214
State and political subdivisions	—	88	—	88
Non-U.S. government	6	38	—	44
U.S. government agencies	—	21	—	21
Other	—	28	—	28
Exchange-traded funds	8	—	—	8
Total domestic plan assets in the fair value hierarchy	$1,476	$3,170	$—	$4,646
Other assets measured at NAV:
Funds of funds				154
Venture capital and partnership interests				6
Total domestic plan assets, at fair value				$4,806

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$611	$—	$611
Equity funds	—	117	—	117
Sovereign/government obligation funds	—	111	—	111
Cash and currency	16	—	—	16
Total foreign plan assets in the fair value hierarchy	$16	$839	$—	$855
Other assets measured at NAV				120
Total foreign plan assets, at fair value				$975

Other assets measured at NAV per share, as a practical expedient

Certain pension and post-retirement plan assets are invested in funds of funds, venture capital and partnership interests and other contracts valued using NAV, as a practical expedient. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.

BNY Mellon 175

Notes to Consolidated Financial Statements (continued)

Assets valued using NAV at Dec. 31, 2023
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$164	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	83	—	N/A	N/A
Other contracts (c)	36	—	N/A	N/A
Total	$283	$—

Assets valued using NAV at Dec. 31, 2022
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$154	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	91	—	N/A	N/A
Other contracts (c)	35	—	N/A	N/A
Total	$280	$—
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

Under The Bank of New York Mellon Corporation 401(k) Savings Plan for 2023, 2022 and 2021, the Company matched 100% of participant contributions up to 7% of an employee’s eligible base pay with a monetary limit of $16,000 per participant. In addition, an annual non-elective contribution of $750 was made in 2023, 2022 and 2021 to each participant with eligible base pay of less than $100,000 a year and who are credited with at least one year of service.

At Dec. 31, 2023 and Dec. 31, 2022, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 8.7 million and 9.2 million shares of our common stock, respectively. The fair value of total assets was $8.8 billion at Dec. 31, 2023 and $7.8 billion at Dec. 31, 2022. We recorded expenses of $282 million in 2023, $276 million in 2022 and $258 million in 2021, primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2023 and Dec. 31, 2022, the ESOP owned 3.5 million and 3.7 million shares of our common stock, respectively. The fair value of total ESOP assets was $185 million at Dec. 31, 2023 and $171 million at Dec. 31, 2022. The Company is not permitted to make contributions to the ESOP.

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

176 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

The payment of dividends also is limited by minimum capital requirements and buffers imposed on banks. As of Dec. 31, 2023, our bank subsidiaries exceeded these requirements.

Subsequent to Dec. 31, 2023, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $1.7 billion, without the need for a regulatory waiver. In addition, at Dec. 31, 2023, non-bank subsidiaries of the Parent had liquid assets of approximately $3.2 billion.

The bank subsidiaries declared dividends of $3.5 billion in 2023, $1.0 billion in 2022 and $2.5 billion in 2021. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

BNY Mellon 177

Notes to Consolidated Financial Statements (continued)

However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications.

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2023	2022	2021
Dividends from bank subsidiaries	$3,472	$1,006	$2,490
Dividends from nonbank subsidiaries	1,070	880	1,106
Interest revenue from bank subsidiaries	71	25	—
Interest revenue from nonbank subsidiaries	64	37	30
(Loss) on securities held for sale	(1)	—	—
Other revenue	83	57	56
Total revenue	4,759	2,005	3,682
Interest expense (including $23, $10 and $6, to subsidiaries, respectively)	1,716	853	339
Other expense	291	433	153
Total expense	2,007	1,286	492
Income before income taxes and equity in undistributed net income of subsidiaries	2,752	719	3,190
(Benefit) for income taxes	(258)	(190)	(92)
Equity in undistributed net income:
Bank subsidiaries	(313)	1,696	282
Nonbank subsidiaries	589	(32)	195
Net income	3,286	2,573	3,759
Preferred stock dividends and redemption charge	(235)	(211)	(207)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$3,051	$2,362	$3,552

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2023	2022
Assets:
Cash and due from banks	$229	$376
Securities	—	1
Investment in and advances to subsidiaries and associated companies:
Banks	34,184	33,795
Other	38,838	38,119
Subtotal	73,022	71,914
Corporate-owned life insurance	796	793
Other assets	363	610
Total assets	$74,410	$73,694
Liabilities:
Deferred compensation	$367	$372
Affiliate borrowings	1,294	914
Other liabilities	1,889	1,995
Long-term debt	29,986	29,679
Total liabilities	33,536	32,960
Shareholders’ equity	40,874	40,734
Total liabilities and shareholders’ equity	$74,410	$73,694
Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2023	2022	2021
Operating activities:
Net income	$3,286	$2,573	$3,759
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net (income) of subsidiaries	(276)	(1,664)	(477)
Change in accrued interest receivable	24	(8)	75
Change in accrued interest payable	24	78	(15)
Change in taxes payable (a)	395	(3)	(142)
Other, net	86	221	(260)
Net cash provided by operating activities	3,539	1,197	2,940
Investing activities:
Acquisitions of, investments in, and advances to subsidiaries (b)	592	(1,962)	870
Net cash provided by (used for) investing activities	592	(1,962)	870
Financing activities:
Proceeds from issuance of long-term debt	5,988	9,179	5,186
Repayments of long-term debt	(6,055)	(4,000)	(4,250)
Change in advances from subsidiaries	364	(2,917)	820
Issuance of common stock	16	23	63
Issuance of preferred stock	—	—	1,287
Treasury stock acquired	(2,604)	(124)	(4,567)
Redemption of preferred stock	(500)	—	(1,000)
Cash dividends paid	(1,487)	(1,376)	(1,323)
Net cash (used for) provided by financing activities	(4,278)	785	(3,784)
Change in cash and due from banks	(147)	20	26
Cash and due from banks at beginning of year	376	356	330
Cash and due from banks at end of year	$229	$376	$356
Supplemental disclosures
Interest paid	$1,693	$774	$354
Income taxes refunded	2	—	1
(a)    Includes payments received from subsidiaries for taxes of $986 million in 2023, $70 million in 2022 and $21 million in 2021.
(b)    Includes $1,963 million of cash outflows, net of $2,555 million of cash inflows in 2023, $2,778 million of cash outflows, net of $816 million of cash inflows in 2022 and $10 million of cash outflows, net of $880 million of cash inflows in 2021.
178 BNY Mellon

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

BNY Mellon 179

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

Securities

We determine fair value primarily based on pricing sources with reasonable levels of price transparency. Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities include both long and short positions. Level 1 securities include U.S. Treasury and certain non-U.S. government debt securities that are actively traded in highly liquid OTC markets, money market funds and exchange-traded equities.

If quoted market prices are not available, fair values are primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include RMBS, MBS, certain
non-U.S. government debt, foreign covered bonds and CLOs.

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

At Dec. 31, 2023, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 4.

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2023, we have no instruments included in Level 3 of the valuation hierarchy.

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

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly structured products, where correlation risk is unobservable. As of Dec. 31, 2023, we have no

180 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 23.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2023 and Dec. 31, 2022, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

BNY Mellon 181

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2023					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Assets
Available-for-sale securities:
U.S. Treasury	$16,604	$—	$—	$—	$16,604
Non-U.S. government (b)	2,439	15,943	—	—	18,382
Agency RMBS	—	13,111	—	—	13,111
Agency commercial MBS	—	7,729	—	—	7,729
Foreign covered bonds	—	6,334	—	—	6,334
CLOs	—	6,137	—	—	6,137
Non-agency commercial MBS	—	2,935	—	—	2,935
U.S. government agencies	—	2,901	—	—	2,901
Non-agency RMBS	—	1,740	—	—	1,740
Other ABS	—	943	—	—	943
Other debt securities	—	1	—	—	1
Total available-for-sale securities	19,043	57,774	—	—	76,817
Trading assets:
Debt instruments	1,246	2,255	—	—	3,501
Equity instruments	4,518	—	—	—	4,518
Derivative assets not designated as hedging:
Interest rate	7	1,053	—	(751)	309
Foreign exchange	—	9,227	—	(7,498)	1,729
Equity and other contracts	—	8	—	(7)	1
Total derivative assets not designated as hedging	7	10,288	—	(8,256)	2,039
Total trading assets	5,771	12,543	—	(8,256)	10,058
Other assets:
Derivative assets designated as hedging:
Interest rate	—	214	—	—	214
Foreign exchange	—	22	—	—	22
Total derivative assets designated as hedging	—	236	—	—	236
Other assets (c)	486	386	—	—	872
Total other assets	486	622	—	—	1,108
Assets measured at NAV (c)					153
Total assets	$25,300	$70,939	$—	$(8,256)	$88,136
Percentage of total assets prior to netting	26%	74%	—%

Liabilities
Trading liabilities:
Debt instruments	$2,508	$12	$—	$—	$2,520
Equity instruments	23	—	—	—	23
Derivative liabilities not designated as hedging:
Interest rate	8	1,339	—	(635)	712
Foreign exchange	—	9,282	—	(6,341)	2,941
Equity and other contracts	9	135	—	(114)	30
Total derivative liabilities not designated as hedging	17	10,756	—	(7,090)	3,683
Total trading liabilities	2,548	10,768	—	(7,090)	6,226
Other liabilities
Derivative liabilities designated as hedging:
Interest rate	—	—	—	—	—
Foreign exchange	—	173	—	—	173
Total derivative liabilities designated as hedging	—	173	—	—	173
Other liabilities	—	22	—	—	22
Total other liabilities	—	195	—	—	195
Total liabilities	$2,548	$10,963	$—	$(7,090)	$6,421
Percentage of total liabilities prior to netting	19%	81%	—%
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
(b)    Includes supranational securities.
(c)    Includes seed capital, private equity investments and other assets.

182 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2022					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Assets
Available-for-sale securities:
U.S. Treasury	$29,533	$—	$—	$—	$29,533
Non-U.S. government (b)	4,237	16,102	—	—	20,339
Agency RMBS	—	8,957	—	—	8,957
Agency commercial MBS	—	8,060	—	—	8,060
Foreign covered bonds	—	5,758	—	—	5,758
CLOs	—	5,343	—	—	5,343
Non-agency commercial MBS	—	2,977	—	—	2,977
U.S. government agencies	—	2,294	—	—	2,294
Non-agency RMBS	—	2,029	—	—	2,029
Other ABS	—	1,319	—	—	1,319
Other debt securities	—	13	—	—	13
Total available-for-sale securities	33,770	52,852	—	—	86,622
Trading assets:
Debt instruments	1,590	1,901	—	—	3,491
Equity instruments	3,791	—	—	—	3,791
Derivative assets not designated as hedging:
Interest rate	10	1,287	—	(986)	311
Foreign exchange	—	9,433	—	(7,215)	2,218
Equity and other contracts	4	98	—	(5)	97
Total derivative assets not designated as hedging	14	10,818	—	(8,206)	2,626
Total trading assets	5,395	12,719	—	(8,206)	9,908
Other assets:
Derivative assets designated as hedging:
Interest rate	—	205	—	—	205
Foreign exchange	—	114	—	—	114
Total derivative assets designated as hedging	—	319	—	—	319
Other assets (c)	294	220	—	—	514
Total other assets	294	539	—	—	833
Assets measured at NAV (c)					138
Total assets	$39,459	$66,110	$—	$(8,206)	$97,501
Percentage of total assets prior to netting	37%	63%	—%

Liabilities
Trading liabilities:
Debt instruments	$2,373	$101	$—	$—	$2,474
Equity instruments	97	—	—	—	97
Derivative liabilities not designated as hedging:
Interest rate	6	1,578	—	(798)	786
Foreign exchange	—	9,456	—	(7,444)	2,012
Equity and other contracts	—	17	—	(1)	16
Total derivative liabilities not designated as hedging	6	11,051	—	(8,243)	2,814
Total trading liabilities	2,476	11,152	—	(8,243)	5,385
Other liabilities:
Derivative liabilities designated as hedging:
Foreign exchange	—	220	—	—	220
Total derivative liabilities designated as hedging	—	220	—	—	220
Other liabilities	—	1	—	—	1
Total other liabilities	—	221	—	—	221
Total liabilities	$2,476	$11,373	$—	$(8,243)	$5,606
Percentage of total liabilities prior to netting	18%	82%	—%
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
(b)    Includes supranational securities.
(c)    Includes seed capital, private equity investments and other assets.

BNY Mellon 183

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2023						Dec. 31, 2022
	Total carrying value (b)	Ratings (a)					Total carrying value (b)	Ratings (a)
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
(dollars in millions)
Non-agency RMBS, originated in:
2008-2023	$1,487	100%	—%	—%	—%	—%	$1,728	100%	—%	—%	—%	—%
2007 and earlier	253	5	13	1	40	41	301	5	13	1	45	36
Total non-agency RMBS	$1,740	86%	2%	—%	6%	6%	$2,029	86%	2%	—%	7%	5%
Non-agency commercial MBS originated in:
2009-2023	$2,935	100%	—%	—%	—%	—%	$2,977	100%	—%	—%	—%	—%
Foreign covered bonds:
Canada	$2,473	100%	—%	—%	—%	—%	$2,384	100%	—%	—%	—%	—%
UK	1,035	100	—	—	—	—	1,215	100	—	—	—	—
Australia	689	100	—	—	—	—	696	100	—	—	—	—
Germany	664	100	—	—	—	—	542	100	—	—	—	—
Other	1,473	100	—	—	—	—	921	100	—	—	—	—
Total foreign covered bonds	$6,334	100%	—%	—%	—%	—%	$5,758	100%	—%	—%	—%	—%
Non-U.S. government:
Germany	$2,658	100%	—%	—%	—%	—%	$3,103	100%	—%	—%	—%	—%
France	1,562	100	—	—	—	—	1,905	100	—	—	—	—
Canada	1,336	95	5	—	—	—	1,354	92	8	—	—	—
UK	1,316	100	—	—	—	—	2,225	100	—	—	—	—
Belgium	511	100	—	—	—	—	9	100	—	—	—	—
Japan	410	—	100	—	—	—	475	—	100	—	—	—
Norway	374	100	—	—	—	—	427	100	—	—	—	—
Netherlands	334	100	—	—	—	—	416	100	—	—	—	—
Singapore	302	100	—	—	—	—	797	100	—	—	—	—
Spain	293	—	17	83	—	—	214	—	40	60	—	—
Finland	282	100	—	—	—	—	194	100	—	—	—	—
Other (c)	1,348	70	3	17	10	—	1,486	64	2	26	8	—
Supranational	7,656	100	—	—	—	—	7,734	100	—	—	—	—
Total non-U.S. government	$18,382	94%	3%	2%	1%	—%	$20,339	93%	3%	3%	1%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    At Dec. 31, 2023 and Dec. 31, 2022, non-U.S. government securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(c)    Includes non-investment grade non-U.S. government securities related to Brazil of $140 million at Dec. 31, 2023 and $123 million at Dec. 31, 2022.

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to the fair value of our assets, liabilities and unfunded lending-related commitments, although they are not measured at fair value on an ongoing basis. The following table presents the carrying value as of Dec. 31, 2023 and Dec. 31, 2022 of financial instruments for which nonrecurring adjustments to fair value have been recorded during 2023 and/or 2022 and all non-readily marketable equity securities carried at cost with upward or downward adjustments by balance sheet caption and level in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2023				Dec. 31, 2022
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$28	$—	$28	$—	$33	$—	$33
Other assets (b)	—	481	—	481	—	448	—	448
Total assets at fair value on a nonrecurring basis	$—	$509	$—	$509	$—	$481	$—	$481
(a)    The fair value of these loans decreased $3 million in 2023 and was unchanged in 2022, based on the fair value of the underlying collateral, as required by guidance in ASC 326, Financial Instruments – Credit Losses, with an offset to the allowance for credit losses.
(b)    Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

184 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2023 and Dec. 31, 2022, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$111,550	$—	$111,550	$111,550
Interest-bearing deposits with banks	—	12,134	—	12,134	12,139
Federal funds sold and securities purchased under resale agreements	—	28,900	—	28,900	28,900
Securities held-to-maturity	9,545	35,166	—	44,711	49,578
Loans (a)	—	65,026	—	65,026	65,977
Other financial assets	4,922	2,149	—	7,071	7,071
Total	$14,467	$254,925	$—	$269,392	$275,215
Liabilities:
Noninterest-bearing deposits	$—	$58,274	$—	$58,274	$58,274
Interest-bearing deposits	—	221,463	—	221,463	225,395
Federal funds purchased and securities sold under repurchase agreements	—	14,507	—	14,507	14,507
Payables to customers and broker-dealers	—	18,395	—	18,395	18,395
Borrowings	—	1,274	—	1,274	1,274
Long-term debt	—	30,596	—	30,596	31,257
Total	$—	$344,509	$—	$344,509	$349,102
(a)    Does not include the leasing portfolio.

Summary of financial instruments	Dec. 31, 2022
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$91,655	$—	$91,655	$91,655
Interest-bearing deposits with banks	—	17,167	—	17,167	17,169
Federal funds sold and securities purchased under resale agreements	—	24,298	—	24,298	24,298
Securities held-to-maturity	10,948	39,044	—	49,992	56,194
Loans (a)	—	64,668	—	64,668	65,230
Other financial assets	5,030	1,817	—	6,847	6,847
Total	$15,978	$238,649	$—	$254,627	$261,393
Liabilities:
Noninterest-bearing deposits	$—	$78,017	$—	$78,017	$78,017
Interest-bearing deposits	—	196,258	—	196,258	200,953
Federal funds purchased and securities sold under repurchase agreements	—	12,335	—	12,335	12,335
Payables to customers and broker-dealers	—	23,435	—	23,435	23,435
Borrowings	—	911	—	911	911
Long-term debt	—	28,977	—	28,977	30,458
Total	$—	$339,933	$—	$339,933	$346,109
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

BNY Mellon 185

Notes to Consolidated Financial Statements (continued)

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2023	2022
Assets of consolidated investment management funds:
Trading assets	$510	$203
Other assets	16	6
Total assets of consolidated investment management funds	$526	$209
Liabilities of consolidated investment management funds:
Other liabilities	$1	$1
Total liabilities of consolidated investment management funds	$1	$1

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

We elected the fair value option on subordinated notes associated with certain equity investments. The fair value of these subordinated notes was $4 million at Dec. 31, 2023 and $10 million at Dec. 31, 2022, and are included in other assets on the consolidated balance sheet. The subordinated notes were valued using observable market inputs and included in Level 2 of the valuation hierarchy.

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31, 2023	Dec. 31, 2022
(in millions)
Lending commitments	$46,518	$49,750
Standby letters of credit (“SBLC”) (a)	1,816	1,918
Commercial letters of credit	41	19
Securities lending indemnifications (b)(c)	492,739	491,043
(a)Net of participations totaling $163 million at Dec. 31, 2023 and $175 million at Dec. 31, 2022.
(b)Excludes the indemnification for securities for which BNY Mellon acts as an agent on behalf of CIBC Mellon clients, which totaled $59 billion at Dec. 31, 2023 and $64 billion at Dec. 31, 2022.
(c)Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $45 billion at Dec. 31, 2023 and $43 billion at Dec. 31, 2022.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $27.2 billion in less than one year, $18.9 billion in one to five years and $421 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $158 million at Dec. 31, 2023 and $144 million at Dec. 31, 2022. At Dec. 31, 2023, $1.3 billion of the SBLCs will expire within one year, $512 million in one to five years and $8 million over five years.

186 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY Mellon’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31, 2023	Dec. 31, 2022

Investment grade	74%	75%
Non-investment grade	26%	25%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $41 million at Dec. 31, 2023 and $19 million at Dec. 31, 2022.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any. The allowance for lending-related commitments was $87 million at Dec. 31, 2023 and $78 million at Dec. 31, 2022.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.
We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $518 billion at Dec. 31, 2023 and $515 billion at Dec. 31, 2022.

CIBC Mellon, a joint venture between BNY Mellon and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY Mellon and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2023 and Dec. 31, 2022, $59 billion and $64 billion, respectively, of borrowings at CIBC Mellon, for which BNY Mellon acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $62 billion and $68 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY Mellon receives cash from and provides securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY Mellon advances cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on the settlement date. At Dec. 31, 2023, we had no unsettled repurchase agreements and $77.9 billion of unsettled reverse repurchase agreements. At Dec. 31, 2022, we had $4.0 billion of unsettled repurchase agreements and $11.3 billion of unsettled reverse repurchase agreements.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2023. The tables below

BNY Mellon 187

Notes to Consolidated Financial Statements (continued)

present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2023
	Loans	Unfunded commitments	Total exposure
Securities industry	$2.3	$14.8	$17.1
Asset managers	1.4	8.0	9.4
Banks	6.4	1.4	7.8
Insurance	0.1	3.9	4.0
Government	—	0.2	0.2
Other	0.3	0.9	1.2
Total	$10.5	$29.2	$39.7

Commercial portfolio exposure (in billions)	Dec. 31, 2023
	Loans	Unfunded commitments	Total exposure
Services and other	$1.2	$3.4	$4.6
Manufacturing	0.5	3.6	4.1
Energy and utilities	0.4	3.7	4.1
Media and telecom	—	0.7	0.7
Total	$2.1	$11.4	$13.5

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

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2023 and Dec. 31, 2022, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2023 and Dec. 31, 2022, we did not record any material liabilities under these arrangements.

188 BNY Mellon

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

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY Mellon is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY Mellon is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $700 million in excess of the accrued liability (if any) related to those matters. For matters where a reasonably possible loss is denominated in a foreign currency, our estimate is adjusted quarterly based on prevailing exchange rates. We do not consider potential recoveries when estimating reasonably possible losses.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY Mellon:

Mortgage-Securitization Trusts Proceedings
BNY Mellon has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Two actions commenced in December 2015 and February 2017 are pending in New York federal court. An action commenced in December 2014 in New York federal court was dismissed and the dismissal was affirmed on appeal in April 2023. In New York state court, six actions are pending: one case commenced in May 2016; two related cases commenced in September 2021 and October 2022; and three related cases commenced in October 2021, December 2021 and February 2022.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC (“Pershing”) became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank, also controlled by Stanford, issued certificates of

BNY Mellon 189

Notes to Consolidated Financial Statements (continued)

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

Brazilian Postalis Litigation
BNY Mellon Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Mellon Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São
Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP appealed. On Aug. 4, 2021, the appellate court overturned the dismissal and sent the lawsuit to a state lower court. On March 2, 2023, DTVM appealed the August 4 decision to Brazil’s Superior Court of Justice. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On May 20, 2021, the court in one of those lawsuits entered a judgment of approximately $3 million against DTVM and Ativos. On Aug. 23, 2021, DTVM and Ativos filed an appeal of the May 20 decision. On June 7, 2022, the appellate court partially granted and partially denied the appeal, reducing the judgment to approximately $2 million. On July 13, 2023, DTVM and Ativos filed a further appeal to Brazil’s Superior Court of Justice. On Aug. 24, 2022, the court dismissed one of the other lawsuits. On Nov. 24, 2022, Postalis appealed that decision. On Oct. 24, 2023, Postalis’s appeal was denied. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Mellon Alocação de Patrimônio Ltda. (“Alocação de Patrimônio”), an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service (“MPF”) filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice. On Aug. 4, 2021, the appellate court overturned the dismissal and returned the lawsuit to the lower court. On April 11, 2022, DTVM appealed the Aug. 4 decision to Brazil’s Superior Court of Justice. On Aug. 21, 2023, DTVM’s appeal was denied. In addition, the Tribunal de Contas da União (“TCU”), an administrative tribunal, has initiated proceedings with the purpose of determining liability for losses to three investment funds administered by DTVM in which Postalis was an investor. On Sept. 9, 2020, TCU rendered a decision in one of the proceedings, finding DTVM and two former Postalis directors jointly and severally liable for approximately $50 million. TCU

190 BNY Mellon

Notes to Consolidated Financial Statements (continued)

also imposed on DTVM a fine of approximately $2 million. DTVM’s administrative appeal of the decision was denied. On Feb. 25, 2022, DTVM filed a lawsuit in Brazil federal court in Brasilia seeking annulment of TCU’s decision and an injunction preventing TCU from enforcing the judgment. On Aug. 24, 2022, the Brazilian Federal Attorneys filed an action in Rio de Janeiro court seeking to enforce the fine portion of the judgment. On Nov. 8, 2022, the Brasilia federal court in the annulment action granted DTVM’s request for an injunction, suspending the Sept. 9, 2020 TCU decision until the annulment action is decided. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On March 26, 2021, DTVM and Ativos filed a lawsuit in São Paulo challenging the decision rendered by the Arbitration Court with respect to its jurisdiction over the case. On Feb. 24, 2023, the São Paulo court annulled the Arbitration Court’s decision that it had jurisdiction, and Postalis and the other pension fund have appealed. On Sept. 21, 2023, the São Paulo court issued an order suspending the arbitration; the Arbitration Court implemented the suspension on Oct. 6, 2023. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Alocação de Patrimônio, alleging liability for losses in another fund for which DTVM was administrator and Alocação de Patrimônio and Ativos were managers. On May 9, 2022, the court found DTVM and Alocação de Patrimônio jointly and severally liable for approximately $20 million. On Aug. 12, 2022, DTVM and Alocação de Patrimônio appealed the decision. On June 19, 2020, a lawsuit was filed in federal court in Rio de Janeiro against DTVM, Postalis, and various other defendants alleging liability against DTVM for certain Postalis losses in an investment fund of which DTVM was administrator. On Feb. 10, 2021, Postalis and another pension fund served DTVM in a lawsuit filed in Rio de Janeiro, alleging liability for losses in another investment fund for which DTVM was administrator and the other defendant was manager.

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

German Tax Matters
German authorities are investigating past “cum/ex” trading, which involved the purchase of equity securities on or shortly before the dividend date, but settled after that date, potentially resulting in an unwarranted refund of withholding tax. German authorities have taken the view that past cum/ex trading may have resulted in tax avoidance or evasion. European subsidiaries of BNY Mellon have been informed by German authorities about investigations into potential cum/ex trading by certain third-party investment funds, where one of the subsidiaries had acquired entities that served as depositary and/or fund manager for those third-party investment funds. We have received information requests from the authorities relating to pre-acquisition activity and are cooperating fully with those requests. In August 2019, the District Court of Bonn ordered that one of these subsidiaries be joined as a secondary party in connection with the prosecution of unrelated individual defendants. Trial commenced in September 2019. In March 2020, the court stated that it would refrain from taking action against the subsidiary in order to expedite the conclusion of the trial. The court convicted the unrelated individual defendants, and determined that the cum/ex trading activities of the relevant third-party investment funds were unlawful. In November and December 2020 and February 2023, we received secondary liability notices from the German tax authorities totaling approximately $150 million (at then-prevailing exchange rates) related to pre-acquisition activity in various funds for which the entities we acquired were depositary and/or fund manager. We have appealed the notices. In connection with the acquisition of the subject entities, we obtained an indemnity for liabilities from the sellers that we intend to pursue as necessary.

Off-Channel Business-Related Communications
The Company has been responding to a request for information from the SEC concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC Staff has

BNY Mellon 191

Notes to Consolidated Financial Statements (continued)

stated that it is conducting similar inquiries into recordkeeping practices at other financial institutions. The Company is cooperating with the inquiry. In April 2023, the Company received a similar request from the Commodity Futures Trading Commission and is cooperating with that inquiry as well.

Pershing Rule 15c3-3 Matter
The Company has been responding to investigative requests for information and records from the SEC concerning Pershing LLC’s compliance with its obligations under SEC Rule 15c3-3, among other regulatory rules and statutes. The Company continues to cooperate with the inquiry.

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2023.

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

The available-for-sale securities hedged consist of U.S. Treasury, agency and non-agency commercial MBS, non-U.S. government and foreign covered bonds. At Dec. 31, 2023, $30.1 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $30.1 billion.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. In fair value hedging relationships, fixed rate debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2023, $22.7 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $22.7 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 18 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as the Indian rupee, Polish zloty, Hong Kong dollar, Singapore dollar, British pound and euro used in revenue and expense transactions for entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2023, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $674 million (notional), with a pre-tax gain of $3 million recorded in accumulated OCI. Over the next 12 months, a gain of $4 million will be reclassified into earnings.

From time-to-time, we have utilized forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. Forward points are designated as an excluded component and amortized into earnings over the hedge period. At Dec. 31, 2023, there were no remaining foreign exchange contracts hedging securities.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported

192 BNY Mellon

Notes to Consolidated Financial Statements (continued)

within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2023, forward foreign exchange contracts with notional amounts totaling $10.4 billion were designated as net investment hedges.

From time-to-time, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. At Dec. 31, 2023, there were no non-derivative financial instruments hedging our net investments in foreign subsidiaries.

The following table presents the pre-tax gains (losses) related to our fair value and cash flow hedging activities recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges
(in millions)	Location of gains (losses)	2023	2022	2021
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest revenue	$(631)	$3,530	$786
Hedged item	Interest revenue	629	(3,517)	(785)
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	366	(1,441)	(646)
Hedged item	Interest expense	(365)	1,438	645
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Foreign exchange revenue	—	(2)	11
Hedged item	Foreign exchange revenue	—	4	(10)
Cash flow hedges of forecasted FX exposures
(Loss) gain reclassified from OCI into income	Staff expense	—	(9)	12
(Loss) gain reclassified from OCI into income	Investment and other revenue	(2)	1	—
(Loss) gain recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$(3)	$4	$13
(a)    There was no amortization associated with the excluded component in 2023. Includes gains of $1 million in 2022 and 2021 associated with the amortization of the excluded component.

The following table presents the impact of hedging derivatives used in net investment hedging relationships.

Impact of derivative instruments used in net investment hedging relationships
(in millions)
Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income	Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
	2023	2022	2021		2023	2022	2021
FX contracts	$(285)	$631	$261	Net interest revenue	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

	Dec. 31,		Dec. 31,
(in millions)	2023	2022	2023	2022
Available-for-sale securities (b)(c)	$29,941	$31,370	$(1,767)	$(2,678)
Long-term debt	$21,854	$23,510	$(846)	$(1,232)
(a)    Includes a $434 million decrease and less than $1 million increase of basis adjustment on discontinued hedges associated with available-for-sale securities at Dec. 31, 2023 and Dec. 31, 2022, respectively, and $26 million and $48 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2023 and Dec. 31, 2022, respectively.
(b)    Carrying amount represents the amortized cost.
(c)    At Dec. 31, 2023, the amortized cost of the available-for-sale securities included in closed portfolios subject to portfolio layer method hedging was $2.0 billion, of which $1.0 billion was designated as hedged. The cumulative basis adjustments for active hedging relationships associated with such hedges as of Dec. 31, 2023 was an increase of $24 million.

BNY Mellon 193

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and carrying values of our total derivatives portfolio.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2023	Dec. 31, 2022
(in millions)
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$52,808	$56,142	$214	$205	$—	$—
Foreign exchange contracts	11,099	10,096	22	114	173	220
Total derivatives designated as hedging instruments			$236	$319	$173	$220
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$155,535	$190,917	$1,060	$1,297	$1,347	$1,584
Foreign exchange contracts	944,241	880,948	9,227	9,433	9,282	9,456
Equity contracts	3,886	2,993	8	102	138	13
Credit contracts	220	200	—	—	6	4
Total derivatives not designated as hedging instruments			$10,295	$10,832	$10,773	$11,057
Total derivatives fair value (d)			$10,531	$11,151	$10,946	$11,277
Effect of master netting agreements (e)			(8,256)	(8,206)	(7,090)	(8,243)
Fair value after effect of master netting agreements			$2,275	$2,945	$3,856	$3,034
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
(e)    Effect of master netting agreements includes cash collateral received and paid of $2,353 million and $1,187 million, respectively, at Dec. 31, 2023, and $1,786 million and $1,823 million, respectively, at Dec. 31, 2022.

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

The following table presents our foreign exchange revenue and other trading revenue.

Foreign exchange revenue and other trading revenue	Year ended Dec. 31,
(in millions)	2023	2022	2021
Foreign exchange revenue	$631	$822	$799
Other trading revenue	231	149	6

Foreign exchange revenue includes income from purchasing and selling foreign currencies, currency forwards, futures and options, as well as foreign currency remeasurement. Other trading revenue reflects results from trading in cash instruments, including fixed income and equity securities, and trading and economic hedging activity with non-foreign exchange derivatives.

We also use derivative financial instruments as risk-mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and were a gain of $22 million in 2023, a loss of $43 million in 2022 and a gain of $35 million in 2021.

We manage trading risk through a system of position limits, a value-at-risk (“VaR”) methodology based on historical simulation and other market sensitivity measures. Risk is monitored and reported to senior management by a separate unit, independent from

194 BNY Mellon

Notes to Consolidated Financial Statements (continued)

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

	Dec. 31, 2023	Dec. 31, 2022
(in millions)
Aggregate fair value of OTC derivatives in net liability positions (a)	$1,003	$3,069
Collateral posted	$1,001	$3,484
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

Potential close-out exposures (fair value) (a)
	Dec. 31, 2023	Dec. 31, 2022
(in millions)
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$115	$20
Baa2/BBB	$792	$545
Ba1/BB+	$1,920	$1,803
(a)    The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.
(b)    Represents ratings by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2023 and Dec. 31, 2022, existing collateral arrangements would have required us to post additional collateral of $235 million and $214 million, respectively.

BNY Mellon 195

Notes to Consolidated Financial Statements (continued)

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2023
	Gross assets recognized	Gross amounts offset in the balance sheet		Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$979	$751		$228	$60	$—	$168
Foreign exchange contracts	8,552	7,498		1,054	320	—	734
Equity and other contracts	7	7		—	—	—	—
Total derivatives subject to netting arrangements	9,538	8,256		1,282	380	—	902
Total derivatives not subject to netting arrangements	993	—		993	—	—	993
Total derivatives	10,531	8,256		2,275	380	—	1,895
Reverse repurchase agreements	169,092	150,667	(b)	18,425	18,422	—	3
Securities borrowing	10,475	—		10,475	10,011	—	464
Total	$190,098	$158,923		$31,175	$28,813	$—	$2,362
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
196 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2023				Net liabilities recognized in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet			Gross amounts not offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$1,118	$635		$483	$78	$—	$405
Foreign exchange contracts	8,454	6,341		2,113	93	—	2,020
Equity and other contracts	128	114		14	—	—	14
Total derivatives subject to netting arrangements	9,700	7,090		2,610	171	—	2,439
Total derivatives not subject to netting arrangements	1,246	—		1,246	—	—	1,246
Total derivatives	10,946	7,090		3,856	171	—	3,685
Repurchase agreements	162,661	150,667	(b)	11,994	11,966	28	—
Securities lending	2,513	—		2,513	2,404	—	109
Total	$176,120	$157,757		$18,363	$14,541	$28	$3,794
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

BNY Mellon 197

Notes to Consolidated Financial Statements (continued)

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2023					Dec. 31, 2022
	Remaining contractual maturity				Total	Remaining contractual maturity				Total
(in millions)	Overnight and continuous	Up to 30 days	30-90 days	Over 90 days		Overnight and continuous	Up to 30 days	30-90 days	Over 90 days
Repurchase agreements:
U.S. Treasury	$128,304	$15	$1,409	$510	$130,238	$62,401	$7	$827	$553	$63,788
Agency RMBS	25,815	—	896	120	26,831	1,460	493	—	—	1,953
Corporate bonds	103	72	1,315	590	2,080	99	88	782	306	1,275
Sovereign debt/sovereign guaranteed	1,049	—	—	—	1,049	1,008	—	—	—	1,008
State and political subdivisions	37	38	449	257	781	38	49	443	159	689
Other debt securities	4	180	73	24	281	13	102	92	7	214
U.S. government agencies	44	—	61	32	137	161	—	—	—	161
Equity securities	—	10	1,172	82	1,264	—	61	1,681	—	1,742
Total	$155,356	$315	$5,375	$1,615	$162,661	$65,180	$800	$3,825	$1,025	$70,830
Securities lending:
Agency RMBS	$111	$—	$—	$—	$111	$110	$—	$—	$—	$110
Other debt securities	25	—	—	—	25	66	—	—	—	66
Equity securities	2,377	—	—	—	2,377	1,651	—	—	—	1,651
Total	$2,513	$—	$—	$—	$2,513	$1,827	$—	$—	$—	$1,827
Total secured borrowings	$157,869	$315	$5,375	$1,615	$165,174	$67,007	$800	$3,825	$1,025	$72,657

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

The primary products and services and types of revenue in each line of business and a description of the Other segment are presented below.

198 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Securities Services business segment

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

Market and Wealth Services business segment

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

Investment and Wealth Management business segment

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

BNY Mellon 199

Notes to Consolidated Financial Statements (continued)

Business accounting principles

Our business data has been determined on an internal management basis of accounting, rather than GAAP, which is used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. There were no reclassification or organizational changes in 2023.

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

200 BNY Mellon

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules present the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2023	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$6,055	$4,144	$2,977	(a)	$(21)	$13,155	(a)
Net interest revenue (expense)	2,569	1,712	166		(102)	4,345
Total revenue (loss)	8,624	5,856	3,143	(a)	(123)	17,500	(a)
Provision for credit losses	99	41	(4)		(17)	119
Noninterest expense	6,376	3,197	2,766		956	13,295
Income (loss) before income taxes	$2,149	$2,618	$381	(a)	$(1,062)	$4,086	(a)
Pre-tax operating margin (b)	25%	45%	12%		N/M	23%
Average assets	$197,434	$131,518	$26,594		$51,404	$406,950
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $2 million.
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
(a)    Total fee and other revenue, total revenue and income before taxes are net of (loss) attributable to noncontrolling interests related to consolidated investment management funds of $(13) million.
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

BNY Mellon 201

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

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other			Total
2023
	Total assets at period end (a)	$76,297	(b)	$9,617	$1,687	$87,601	$322,352	$409,953
	Total revenue	4,112	(b)	1,281	893	6,286	11,216	17,502
	Income before income taxes	1,367		707	569	2,643	1,445	4,088
	Net income	1,057		547	440	2,044	1,244	3,288
2022
	Total assets at period end (a)	$78,074	(b)	$11,623	$1,622	$91,319	$314,464	$405,783
	Total revenue	3,954	(b)	1,127	805	5,886	10,491	16,377
	Income before income taxes	1,164		572	481	2,217	1,111	3,328
	Net income	880		432	364	1,676	884	2,560
2021
	Total assets at period end (a)	$94,507	(b)	$20,280	$2,519	$117,306	$327,132	$444,438
	Total revenue	4,119	(b)	1,144	744	6,007	9,924	15,931
	Income before income taxes	1,293		572	447	2,312	2,336	4,648
	Net income	1,005		445	348	1,798	1,973	3,771
(a)Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(b)Includes assets of approximately $29.1 billion, $31.7 billion and $37.9 billion and revenue of approximately $2.4 billion, $2.2 billion and $2.4 billion in 2023, 2022 and 2021, respectively, of international operations domiciled in the UK, which is 7%, 8% and 9% of total assets and 14%, 14% and 15% of total revenue, respectively.

Note 26–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2023	2022	2021
Transfers from loans to other assets for other real estate owned	$2	$1	$1
Change in assets of consolidated investment management funds	317	253	25
Change in liabilities of consolidated investment management funds	—	2	—
Change in nonredeemable noncontrolling interests of consolidated investment management funds	43	189	53
Securities purchased not settled	174	22	—
Securities matured not settled	1,840	385	—
Available-for-sale securities transferred to held-to-maturity	—	6,067	13,800
Premises and equipment/capitalized software funded by finance lease obligations	—	—	27
Premises and equipment/operating lease obligations	251	307	97
Contingent consideration and residual interests from divestiture	—	222	—
Excise tax on share repurchases	28	—	—

202 BNY Mellon

Notes to Consolidated Financial Statements (continued)

Note 27–Subsequent event

As a result of new information published by the FDIC subsequent to Dec. 31, 2023 (in February 2024) relating to an increase in their estimate of losses associated with the closures of Silicon Valley Bank and Signature Bank which are expected to impact the FDIC special assessment, we adjusted our 2023 financial results, which were previously reported on Jan. 12, 2024, to reflect an additional $127 million pre-tax ($97 million after-tax) increase in noninterest expense to revise the estimate of the FDIC special assessment. The FDIC special assessment was originally estimated at $505 million and reflected in the results for the fourth quarter of 2023. BNY Mellon’s results of operations and financial condition for the full year 2023, as reported in this Annual Report on Form 10‑K for the year ended Dec. 31, 2023, reflect the impact of this adjustment.

BNY Mellon 203

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY Mellon) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY Mellon as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY Mellon’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2024, expressed an unqualified opinion on the effectiveness of BNY Mellon’s internal control over financial reporting.
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

204 BNY Mellon

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

Quantitative component of BNY Mellon’s pooled allowance for credit losses for loans and lending-related commitments related to higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate

As discussed in Notes 1 and 5 to the consolidated financial statements, BNY Mellon’s allowance for credit losses for loans and lending-related commitments (ACL), is presented as a valuation allowance to loans and is recorded in other liabilities for lending-related commitments. At December 31, 2023, BNY Mellon had an allowance for loan losses of $303 million and an allowance for lending-related commitments of $87 million. BNY Mellon utilizes a quantitative methodology and qualitative framework for determining the ACL for loans and lending-related commitments that share similar risk characteristics (pooled allowance). In estimating the quantitative component, BNY Mellon uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The quantitative component of the ACL for loans and lending-related commitments consists of the following three elements: (1) a pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate; (2) a pooled allowance for residential mortgage loans; and (3) an asset-specific allowance involving individually evaluated credits of $1 million or greater. In estimating the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, BNY Mellon uses a methodology that applies the probability of default (PD) and loss given default (LGD) to the estimated facility amount at default. In order to capture the unique risks of the portfolios within the PD and LGD models, and the model used to estimate the facility amount at default, BNY Mellon segments the portfolio into major components based on risk characteristics of the loans and how risk is monitored. For each commercial and institutional credit, the expected loss considers the credit’s risk rating. For each loan secured by commercial real estate, the expected loss considers collateral specific data and loan maturity, as well as commercial real estate market factors by geographical region and property type. The methodology incorporates a multi-scenario macroeconomic forecast of economic input variables over a reasonable and supportable forecast period spanning the life of the asset. The reasonable and supportable forecast period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. A portion of the ACL is comprised of qualitative adjustments, based on various internal and external factors, intended to capture expected losses not reflected in the quantitative models but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, the macroeconomic forecast scenarios and weighting of each scenario, used in the reasonable and supportable forecast, and credit risk ratings for commercial and institutional credits. The assessment also included an evaluation of

BNY Mellon 205

the conceptual soundness and performance of the PD and LGD models as well as the macroeconomic assumptions. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY Mellon’s measurement of the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, including controls related to the:

•development and approval of the ACL methodology
•development of certain PD and LGD models
•continued use and appropriateness of certain PD and LGD models and macroeconomic forecasts
•performance monitoring of the PD and LGD models and macroeconomic forecast methodology
•determination and measurement of the significant factors and assumptions used in the PD and LGD models and macroeconomic forecasts
•determination of the multi-scenario macroeconomic forecasts and their respective weights
•assessment of credit risk ratings
•computation, analysis, and approval of the ACL results, trends, and ratios.
We evaluated BNY Mellon’s process to develop the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate by testing certain sources of data, factors, and assumptions that BNY Mellon used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
•evaluating the quantitative component of BNY Mellon’s pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate for compliance with U.S. generally accepted accounting principles
•evaluating judgments made by BNY Mellon relative to the development and performance monitoring of the PD and LGD models and macroeconomic forecasts by comparing them to relevant company-specific metrics and trends and the applicable industry and regulatory practices
•assessing the conceptual soundness and performance testing of the PD and LGD models and macroeconomic forecast methodology by inspecting the model documentation to determine whether they are suitable for their intended use
•testing the reasonable and supportable forecast period to evaluate the length of the period by comparing to specific portfolio risk characteristics and trends
•testing individual loan risk ratings for a selection of higher risk-rated and pass-rated commercial and institutional credits by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral.

206 BNY Mellon

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
Identification and measurement of accruals for litigation and regulatory contingencies

As discussed in Note 22 to the consolidated financial statements, BNY Mellon establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY Mellon has disclosed that for those matters described where BNY Mellon is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2023, is up to $700 million in excess of the accrued liability (if any) related to those matters.

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

Valuation of goodwill for the Investment Management reporting unit

As discussed in Notes 1 and 7 to the consolidated financial statements, the goodwill balance as of December 31, 2023, was $16.3 billion, of which $6.1 billion is allocated to the Investment Management reporting unit. BNY Mellon performs goodwill impairment testing on an annual basis and an interim test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value. This involves estimating the fair value of the reporting units using an income approach which discounts estimated future cash flows that incorporate various assumptions including a long-term growth rate.

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

BNY Mellon 207

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

New York, New York
February 28, 2024

208 BNY Mellon

Directors, Executive Committee and Other Executive Officers
Effective February 28, 2024

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Sandra E. (Sandie) O’Connor
Chief Executive Officer and Board member of	Senior Advisor and member of the Investment	Retired Chief Regulatory Affairs Officer of
Harbour Energy plc,	Committee, Canapi Ventures, a venture capital	JPMorgan Chase, a financial holding company
a global independent oil and gas company	fund; and Advisor Emeritus, Hellman &
	Friedman LLC,	Elizabeth E. Robinson
Joseph J. Echevarria	a private equity firm	Retired Global Treasurer of
Chair		The Goldman Sachs Group, Inc.,
The Bank of New York Mellon Corporation	K. Guru Gowrappan	a global financial services company
Retired Chief Executive Officer of	President, Viasat, Inc., a global satellite
Deloitte LLP,	communications company	Robin Vince
a global provider of professional services		President and Chief Executive Officer,
	Ralph Izzo	The Bank of New York Mellon Corporation
M. Amy Gilliland	Retired Chairman, President and Chief Executive
President, General Dynamics Information	Officer, Public Service Enterprise Group	Alfred W. (Al) Zollar
Technology, a business unit of General Dynamics	Incorporated, a diversified energy holding	Executive Advisor at
Corporation, a provider of technology networks	company	Siris Capital Group, LLC,
and systems and professional services for U.S.		a private equity firm
defense, intelligence, federal agency, and state
and local government customers

Executive Committee and Other Executive Officers

Jennifer Barker	Kurtis R. Kurimsky *	Brian Ruane
Global Head of Treasury Services	Corporate Controller	Global Head of Clearance and Collateral
Management
James (Jim) T. Crowley	J. Kevin McCarthy *
Global Head of Pershing	General Counsel	Akash Shah
Chief Growth Officer and Global Head of
Bridget E. Engle	Dermot McDonogh *	Growth Ventures
Chief Information Officer and Global Head of	Chief Financial Officer
Engineering		Hanneke Smits *
	Alejandro Perez	Global Head of Investment Management
Hani A. Kablawi	Chief Administrative Officer and Interim Chief
Head of International	People Officer	Robin Vince *
President and Chief Executive Officer
Catherine M. Keating *	Joseph Pizzuto
Global Head of Wealth Management	Chief Auditor	Adam Vos
Global Head of Markets
Jayee Koffey *	Emily Portney
Global Head of Enterprise Execution and Chief	Global Head of Asset Servicing	Cathinka Wahlstrom
Corporate Affairs Officer		Chief Commercial Officer
Roman Regelman *
Senthil Kumar *	Global Head of Securities Services and Digital
Chief Risk Officer

*    Designated as an Executive Officer.

BNY Mellon 209

Performance Graph

Cumulative Total Shareholder Return (5 Years)
$250
$200
$150
$100
$50
$0
2018
2019
2020
2021
2022
2023
The Bank of New York Mellon Corporation
S&P 500 Financials Index
S&P 500 Index

Cumulative shareholder returns	Dec. 31,
(in dollars)	2018	2019	2020	2021	2022	2023
The Bank of New York Mellon Corporation	$100.0	$109.5	$95.4	$134.0	$108.4	$128.4
S&P 500 Financials Index (a)	100.0	132.1	129.9	175.4	156.9	176.0
S&P 500 Index (a)	100.0	131.5	155.7	200.4	164.1	207.2
(a)    Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2018 to Dec. 31, 2023. We utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index and the S&P 500 Index. The comparison assumes a $100 investment on Dec. 31, 2018 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index and in the S&P 500 Index and assumes that all dividends were reinvested.

210 BNY Mellon