Form 10-K, Exhibit 13
period 2024-12-31
Bank of New York Mellon Corp
filed 2025-02-27
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2024 Annual Report

The Bank of New York Mellon Corporation (and its subsidiaries)
Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2024	2023	2022
Selected income statement information:
Fee and other revenue (a)	$14,307	$13,352	$13,025
Net interest income	4,312	4,345	3,504
Total revenue (a)	18,619	17,697	16,529
Provision for credit losses	70	119	39
Noninterest expense	12,701	13,295	13,010
Income before income taxes (a)	5,848	4,283	3,480
Provision for income taxes	1,305	979	937
Net income (a)	4,543	3,304	2,543
Net (income) loss attributable to noncontrolling interests related to consolidated investment management funds	(13)	(2)	13
Preferred stock dividends	(194)	(235)	(211)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$4,336	$3,067	$2,345
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation: (a)
Basic	$5.84	$3.91	$2.89
Diluted	$5.80	$3.89	$2.88
Average common shares and equivalents outstanding (in thousands):
Basic	742,588	784,069	811,068
Diluted	748,101	787,798	814,795
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (b)	$52.1	$47.8	$44.3
Assets under management (“AUM”) (in trillions) (c)	2.0	2.0	1.8
Selected ratios:
Return on common equity (a)	11.9%	8.6%	6.5%
Return on tangible common equity – Non-GAAP (a)(d)	22.8	16.8	13.4
Pre-tax operating margin (a)	31	24	21
Net interest margin	1.22	1.25	0.97
Cash dividends per common share	$1.78	$1.58	$1.42
Common dividend payout ratio (a)	31%	41%	50%
Common dividend yield	2.3%	3.0%	3.1%
At Dec. 31
Closing stock price per common share	$76.83	$52.05	$45.52
Market capitalization	$55,139	$39,524	$36,800
Book value per common share (a)	$51.52	$47.97	$44.25
Tangible book value per common share – Non-GAAP (a)(d)	$27.05	$25.25	$22.96
Full-time employees (e)	51,800	53,400	51,700
Common shares outstanding (in thousands)	717,680	759,344	808,445
Regulatory capital ratios (f)
Common Equity Tier 1 (“CET1”) ratio	11.2%	11.5%	11.1%
Tier 1 capital ratio	13.7	14.2	14.1
Total capital ratio	14.8	14.9	14.9
Tier 1 leverage ratio	5.7	6.0	5.7
Supplementary leverage ratio (“SLR”)	6.5	7.3	6.8
(a)    Results for the year ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (Accounting Standards Update (“ASU”) 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon Trust Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $1.8 trillion at Dec. 31, 2024, $1.7 trillion at Dec. 31, 2023 and $1.5 trillion at Dec. 31, 2022.
(c)    Represents assets managed in the Investment and Wealth Management business segment.
(d)    Return on tangible common equity and tangible book value per common share, both Non-GAAP measures, exclude goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of these Non-GAAP measures.
(e)    Beginning in 2024, the number of full-time employees excludes interns.
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

General

In this Annual Report, references to “our,” “we,” “us,” “BNY,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

The following should be read in conjunction with the Consolidated Financial Statements included in this report. BNY’s actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein due to the factors described under the headings “Forward-looking Statements” and “Risk Factors,” both of which investors should read.

Certain business terms used in this Annual Report are defined in the Glossary.

This Annual Report generally discusses 2024 and 2023 items and comparisons between 2024 and 2023. Discussions of 2022 items and comparisons between 2023 and 2022 that are not included in this Annual Report can be found in our 2023 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2023.

Overview

BNY is a global financial services company that helps make money work for the world – managing it, moving it and keeping it safe. For more than 240 years BNY has partnered alongside clients, putting its expertise and platforms to work to help them achieve their ambitions. Today BNY helps over 90% of Fortune 100 companies and nearly all the top 100 banks globally to access the money they need. BNY supports governments in funding local projects and works with over 90% of the top 100 pension plans to safeguard investments for millions of individuals, and so much more. As of Dec. 31, 2024, BNY oversees $52.1 trillion in assets under custody and/or administration and $2.0 trillion in assets under management.

BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Headquartered in New York City, BNY employs over 50,000 people globally and has been named among Fortune’s World’s Most Admired Companies and
Fast Company’s Best Workplaces for Innovators. Additional information is available on www.bny.com. Follow on LinkedIn or visit the BNY Newsroom for the latest company news.

BNY has three business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, which offer a comprehensive set of capabilities and deep expertise across the investment life cycle, enabling the Company to provide solutions to buy-side and sell-side market participants, as well as leading institutional and wealth management clients globally.

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

Summary of financial highlights

We reported net income applicable to common shareholders of $4.3 billion, or $5.80 per diluted common share, in 2024, including the negative impact of notable items. Notable items in 2024 include severance expense, litigation reserves and the net impact of adjustments for the Federal Deposit Insurance Corporation (“FDIC”) special assessment. Excluding notable items, net income applicable to common shareholders was $4.5 billion (Non-GAAP), or $6.03 (Non-GAAP) per diluted common share, in 2024. In 2023, net income applicable to common shareholders was $3.1 billion, or $3.89 per diluted
BNY 3

Results of Operations (continued)
common share, including the negative impact of notable items. Notable items in 2023 include the initial estimate for the FDIC special assessment, severance expense, the reduction in the fair value of a contingent consideration receivable, litigation reserves and net losses on disposals. Excluding notable items, net income applicable to common shareholders was $4.0 billion (Non-GAAP), or $5.07 (Non-GAAP) per diluted common share, in 2023.

The highlights below are based on 2024 compared with 2023, unless otherwise noted.

•Total revenue increased 5%, primarily reflecting:
•Fee revenue increased 6%, primarily reflecting higher market values, net new business, higher client activity and foreign exchange revenue, partially offset by the mix of AUM flows. (See “Fee and other revenue” beginning on page 5.)
•Investment and other revenue increased primarily reflecting the reduction in the fair value of a contingent consideration receivable in 2023 and higher client activity in our fixed income and equity trading business. (See “Fee and other revenue” beginning on page 5.)
•Net interest income decreased 1%, primarily reflecting changes in deposit mix, partially offset by higher investment securities portfolio yields and balance sheet growth. (See “Net interest income” beginning on page 8.)
•The provision for credit losses was $70 million, primarily driven by reserve increases related to commercial real estate exposure and changes in the macroeconomic forecast. (See “Consolidated balance sheet review – Allowance for credit losses” beginning on page 33.)
•Noninterest expense decreased 4%, primarily reflecting the net impact of adjustments for the FDIC special assessment and efficiency savings, partially offset by higher investments, employee merit increases and revenue-related expenses. Excluding notable items, noninterest expense increased 1% (Non-GAAP). (See “Noninterest expense” on page 11.)
•Effective tax rate of 22.3% in 2024. (See “Income taxes” on page 11.)
•Return on common equity (“ROE”) was 11.9% for 2024. Excluding notable items, the adjusted ROE was 12.4% (Non-GAAP) for 2024.
•Return on tangible common equity (“ROTCE”) was 22.8% (Non-GAAP) for 2024. Excluding notable items, the adjusted ROTCE was 23.8% (Non-GAAP) for 2024.

See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for reconciliations of the Non-GAAP measures.

Metrics

•AUC/A totaled $52.1 trillion at Dec. 31, 2024 compared with $47.8 trillion at Dec. 31, 2023. The 9% increase primarily reflects higher market values, client inflows and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar. (See “Fee and other revenue” beginning on page 5.)
•AUM totaled $2.03 trillion at Dec. 31, 2024 compared with $1.97 trillion at Dec. 31, 2023. The 3% increase primarily reflects higher market values, partially offset by the unfavorable impact of a stronger U.S. dollar. (See “Review of business segments – Investment and Wealth Management business segment” beginning on page 17.)

Capital and liquidity

•Our CET1 ratio calculated under the Standardized Approach was 11.2% at Dec. 31, 2024 and 11.5% at Dec. 31, 2023 under the Advanced Approaches. The decrease was primarily driven by capital returned through common stock repurchases and dividends and higher risk-weighted assets (“RWAs”), partially offset by capital generated through earnings. (See “Capital” beginning on page 39.)
•Our Tier 1 leverage ratio was 5.7% at Dec. 31, 2024, compared with 6.0% at Dec. 31, 2023. The decrease was driven by higher average assets, partially offset by an increase in capital. (See “Capital” beginning on page 39.)

4 BNY

Results of Operations (continued)
Fee and other revenue

Fee and other revenue				2024 vs.	2023 vs.
(dollars in millions, unless otherwise noted)	2024	2023	2022	2023	2022
Investment services fees	$9,419	$8,843	$8,529	7%	4%
Investment management and performance fees (a)	3,139	3,058	3,299	3	(7)
Foreign exchange revenue	688	631	822	9	(23)
Financing-related fees	216	192	175	13	10
Distribution and servicing fees	158	148	130	7	14
Total fee revenue	13,620	12,872	12,955	6	(1)
Investment and other revenue (b)	687	480	70	N/M	N/M
Total fee and other revenue (b)	$14,307	$13,352	$13,025	7%	3%

Fee revenue as a percentage of total revenue	73%	73%	78%

AUC/A at period end (in trillions) (c)	$52.1	$47.8	$44.3	9%	8%
AUM at period end (in billions) (d)	$2,029	$1,974	$1,836	3%	8%
(a)    Excludes seed capital gains (losses) related to consolidated investment management funds.
(b)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(c)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon of $1.8 trillion at Dec. 31, 2024, $1.7 trillion at Dec. 31, 2023 and $1.5 trillion at Dec. 31, 2022.
(d)    Represents assets managed in the Investment and Wealth Management business segment.
N/M – Not meaningful.

Fee revenue increased 6% compared with 2023, primarily reflecting higher investment services fees, investment management and performance fees and foreign exchange revenue.

Investment and other revenue increased $207 million in 2024 compared with 2023, primarily reflecting the reduction in the fair value of a contingent consideration receivable in 2023 and higher client activity in our fixed income and equity trading business.

Investment services fees

Investment services fees increased 7% compared with 2023, primarily reflecting higher market values, net new business and higher client activity.

AUC/A totaled $52.1 trillion at Dec. 31, 2024, an increase of 9% compared with Dec. 31, 2023, primarily reflecting higher market values, client inflows and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar. AUC/A consisted of 37% equity securities and 63% fixed-income securities at Dec. 31, 2024 and 35% equity securities and 65% fixed-income securities at Dec. 31, 2023.

See “Securities Services business segment” and “Market and Wealth Services business segment” in “Review of business segments” for additional details.

Investment management and performance fees

Investment management and performance fees increased 3% compared with 2023, primarily reflecting higher market values, partially offset by the mix of AUM flows and lower performance fees. Performance fees were $51 million in 2024 and $81 million in 2023. On a constant currency basis (Non-GAAP), investment management and performance fees increased 2% compared with 2023. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of Non-GAAP measures.

AUM was $2.0 trillion at Dec. 31, 2024, an increase of 3% compared with Dec. 31, 2023, primarily reflecting higher market values, partially offset by the unfavorable impact of a stronger U.S. dollar.

See “Investment and Wealth Management business segment” in “Review of business segments” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

BNY 5

Results of Operations (continued)
Foreign exchange revenue

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, the impact of foreign currency hedging activities and foreign currency remeasurement gain (loss). In 2024, foreign exchange revenue increased 9% compared with 2023, primarily reflecting higher volumes. Foreign exchange revenue is primarily reported in the Securities Services business segment and, to a lesser extent, the Market and Wealth Services and Investment and Wealth Management business segments and the Other segment.

Financing-related fees

Financing-related fees, which are primarily reported in the Market and Wealth Services and Securities Services business segments, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees increased 13% in 2024 compared with 2023, primarily reflecting higher underwriting fees.

Distribution and servicing fees

Distribution and servicing fees earned from mutual funds are primarily based on average assets in the funds and the sales of funds that we manage or administer, and are primarily reported in the Investment Management line of business. These fees, which include 12b-1 fees, fluctuate with the overall level of net sales, the relative mix of sales between share classes, the funds’ market values and money market fee waivers.

Distribution and servicing fees were $158 million in 2024 compared with $148 million in 2023, driven by higher money market balances. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Investment and other revenue

Investment and other revenue includes income or loss from consolidated investment management funds, seed capital gains or losses, other trading revenue or loss, renewable energy investments gains or losses, income from corporate and bank-owned life insurance contracts, other investment gains or losses, gains or losses from disposals, expense reimbursements from our CIBC Mellon joint venture, other income or loss and net securities gains or losses. The income or loss from consolidated investment management funds should be considered together with the net income or loss attributable to noncontrolling interests, which reflects the portion of the consolidated funds for which we do not have an economic interest and is reflected below net income as a separate line item on the consolidated income statement. Other trading revenue or loss primarily includes the impact of market-risk hedging activity related to our seed capital investments in investment management funds, non-foreign currency derivative and fixed income trading, and other hedging activity. Other investment gains or losses includes fair value changes of non-readily marketable strategic equity, private equity and other investments. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY on behalf of the CIBC Mellon joint venture. Other income includes various miscellaneous revenues.

6 BNY

Results of Operations (continued)
The following table provides the components of investment and other revenue.

Investment and other revenue
(dollars in millions)	2024	2023	2022
Income (loss) from consolidated investment management funds	$46	$30	$(42)
Seed capital gains (losses) (a)	20	29	(37)
Other trading revenue	314	231	149
Renewable energy investment gains (losses) (b)	25	28	(12)
Corporate/bank-owned life insurance	137	118	128
Other investment gains (c)	67	47	159
Disposal (losses) gains	—	(6)	26
Expense reimbursements from joint venture	118	117	108
Other income (loss)	45	(46)	34
Net securities (losses)	(85)	(68)	(443)	(d)
Total investment and other revenue (b)	$687	$480	$70
(a)    Includes gains (losses) on investments in BNY funds which hedge deferred incentive awards.
(b)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(c)    Includes strategic equity, private equity and other investments.
(d)    Includes a net loss of $449 million related to the repositioning of the securities portfolio.

Investment and other revenue was $687 million in 2024 compared with $480 million in 2023. The increase primarily reflects the reduction in the fair value of a contingent consideration receivable in 2023 and higher client activity in our fixed income and equity trading business.

BNY 7

Results of Operations (continued)
Net interest income

Net interest income				2024 vs.	2023 vs.
(dollars in millions)	2024	2023	2022	2023	2022
Net interest income	$4,312	$4,345	$3,504	(1)%	24%
Add: Tax equivalent adjustment	2	2	11	N/M	N/M
Net interest income on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$4,314	$4,347	$3,515	(1)%	24%

Average interest-earning assets	$353,744	$348,160	$362,180	2%	(4)%

Net interest margin	1.22%	1.25%	0.97%	(3) bps	28	bps
Net interest margin (FTE) – Non-GAAP (a)	1.22%	1.25%	0.97%	(3) bps	28	bps
(a)    Net interest income (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income, which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.
N/M – Not meaningful.
bps – basis points.

Net interest income decreased 1% compared with 2023, primarily reflecting changes in deposit mix, partially offset by higher investment securities portfolio yields and balance sheet growth.

Net interest margin decreased 3 basis points compared with 2023. The decrease primarily reflects the factors mentioned above.

Average interest-earning assets increased 2% compared with 2023. The increase primarily reflects higher federal funds sold and securities purchased under resale agreements, loan balances and securities, partially offset by lower interest-bearing deposits with the Federal Reserve and other central banks and interest-bearing deposits with banks.

Average non-U.S. dollar deposits comprised approximately 25% of our average total deposits in 2024 and 2023. Approximately 50% of the average non-U.S. dollar deposits in 2024 and 45% in 2023 were euro-denominated.

Net interest income in 2025 will largely depend on the level and mix of client deposits and investment securities portfolio reinvestment yields. Based on market implied forward interest rates as of Dec. 31, 2024, we expect net interest income for 2025 to increase when compared with 2024.

8 BNY

Results of Operations (continued)

Average balances and interest rates	2024			2023
(dollars in millions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$59,432	$3,148	5.30%	$59,492	$3,085	5.19%
Foreign offices	40,554	1,467	3.62	44,412	1,456	3.28
Total interest-bearing deposits with the Federal Reserve and other central banks	99,986	4,615	4.62	103,904	4,541	4.37
Interest-bearing deposits with banks	10,991	434	3.94	13,620	523	3.84
Federal funds sold and securities purchased under resale agreements (a)	31,306	10,915	34.86	26,077	7,141	27.38
Loans:
Domestic offices	63,108	4,107	6.51	59,487	3,663	6.16
Foreign offices	5,033	287	5.70	4,609	253	5.49
Total loans (b)	68,141	4,394	6.45	64,096	3,916	6.11
Securities:
U.S. government obligations	27,826	1,022	3.67	33,434	1,021	3.05
U.S. government agency obligations	62,855	2,058	3.27	60,586	1,695	2.80
Other securities:
Domestic offices	17,560	951	5.42	17,168	803	4.68
Foreign offices	29,620	911	3.07	23,505	695	2.96
Total other securities	47,180	1,862	3.95	40,673	1,498	3.68
Total investment securities	137,861	4,942	3.58	134,693	4,214	3.13
Trading securities (primarily domestic) (c)	5,459	309	5.66	5,770	315	5.46
Total securities (c)	143,320	5,251	3.66	140,463	4,529	3.22
Total interest-earning assets (c)	$353,744	$25,609	7.24%	$348,160	$20,650	5.93%
Noninterest-earning assets	59,590			58,582
Total assets	$413,334			$406,742
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$141,279	$5,791	4.10%	$123,513	$4,703	3.81%
Foreign offices	92,926	2,856	3.07	88,829	2,421	2.73
Total interest-bearing deposits	234,205	8,647	3.69	212,342	7,124	3.35
Federal funds purchased and securities sold under repurchase agreements (a)	17,007	9,974	58.64	20,540	6,699	32.62
Trading liabilities	1,768	88	4.98	3,396	156	4.60
Other borrowed funds:
Domestic offices	136	13	9.32	676	44	6.49
Foreign offices	303	5	1.77	426	3	0.74
Total other borrowed funds	439	18	4.10	1,102	47	4.27
Commercial paper	1,197	62	5.18	5	—	4.81
Payables to customers and broker-dealers	12,726	640	5.03	14,449	566	3.91
Long-term debt	31,816	1,866	5.87	31,021	1,711	5.51
Total interest-bearing liabilities	$299,158	$21,295	7.12%	$282,855	$16,303	5.76%
Total noninterest-bearing deposits	49,521			59,227
Other noninterest-bearing liabilities	23,694			24,011
Total liabilities	372,373			366,093
Total The Bank of New York Mellon Corporation shareholders’ equity	40,756			40,588
Noncontrolling interests	205			61
Total liabilities and equity	$413,334			$406,742
Net interest income (FTE) – Non-GAAP (c)(d)		$4,314			$4,347
Net interest margin (FTE) – Non-GAAP (c)(d)			1.22%			1.25%
Less: Tax equivalent adjustment		2			2
Net interest income – GAAP		$4,312			$4,345
Net interest margin – GAAP			1.22%			1.25%
Percentage of assets attributable to foreign offices	23%			24%
Percentage of liabilities attributable to foreign offices	28%			27%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $176 billion in 2024 and $111 billion in 2023. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 5.28% for 2024 and 5.22% for 2023, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 5.18% for 2024 and 5.10% for 2023. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $3 million in 2024 and $1 million in 2023. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2024 and 2023.
(d)    See “Net interest income” on page 8 for the reconciliation of this Non-GAAP measure.

BNY 9

Results of Operations (continued)

Average balances and interest rates	2022
(dollars in millions)	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$46,270	$810	1.75%
Foreign offices	51,172	209	0.41
Total interest-bearing deposits with the Federal Reserve and other central banks	97,442	1,019	1.05
Interest-bearing deposits with banks	16,826	221	1.31
Federal funds sold and securities purchased under resale agreements (a)	24,953	1,200	4.81
Loans:
Domestic offices	62,640	1,878	3.00
Foreign offices	5,185	121	2.33
Total loans (b)	67,825	1,999	2.95
Securities:
U.S. government obligations	40,583	607	1.49
U.S. government agency obligations	64,041	1,157	1.81
Other securities:
Domestic offices (c)	18,979	629	3.31
Foreign offices	26,283	154	0.59
Total other securities (c)	45,262	783	1.73
Total investment securities (c)	149,886	2,547	1.70
Trading securities (primarily domestic) (c)	5,248	143	2.73
Total securities (c)	155,134	2,690	1.73
Total interest-earning assets (c)	$362,180	$7,129	1.97%
Noninterest-earning assets	64,507
Total assets	$426,687
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$111,491	$980	0.88%
Foreign offices	101,916	607	0.60
Total interest-bearing deposits	213,407	1,587	0.74
Federal funds purchased and securities sold under repurchase agreements (a)	12,940	934	7.21
Trading liabilities	3,432	68	1.98
Other borrowed funds:
Domestic offices	181	7	4.12
Foreign offices	324	2	0.51
Total other borrowed funds	505	9	1.80
Commercial paper	5	—	2.06
Payables to customers and broker-dealers	17,111	156	0.91
Long-term debt	27,448	860	3.13
Total interest-bearing liabilities	$274,848	$3,614	1.31%
Total noninterest-bearing deposits	85,652
Other noninterest-bearing liabilities	25,172
Total liabilities	385,672
Total The Bank of New York Mellon Corporation shareholders’ equity	40,905
Noncontrolling interests	110
Total liabilities and equity	$426,687
Net interest income (FTE) – Non-GAAP (c)(d)		$3,515
Net interest margin (FTE) – Non-GAAP (c)(d)			0.97%
Less: Tax equivalent adjustment		11
Net interest income – GAAP		$3,504
Net interest margin – GAAP			0.97%
Percentage of assets attributable to foreign offices	26%
Percentage of liabilities attributable to foreign offices	30%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $43 billion in 2022. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 1.77%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 1.67% for 2022. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $2 million in 2022. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% in 2022.
(d)    See “Net interest income” on page 8 for the reconciliation of this Non-GAAP measure.

10 BNY

Results of Operations (continued)
Noninterest expense

Noninterest expense				2024 vs.	2023 vs.
(dollars in millions)	2024	2023	2022	2023	2022
Staff	$7,130	$7,095	$6,800	—%	4%
Software and equipment	1,962	1,817	1,657	8	10
Professional, legal and other purchased services	1,503	1,527	1,527	(2)	—
Net occupancy	537	542	514	(1)	5
Sub-custodian and clearing	498	475	485	5	(2)
Distribution and servicing	361	353	343	2	3
Business development	188	183	152	3	20
Bank assessment charges	36	788	126	N/M	N/M
Goodwill impairment	—	—	680	N/M	N/M
Amortization of intangible assets	50	57	67	(12)	(15)
Other	436	458	659	(5)	(31)
Total noninterest expense	$12,701	$13,295	$13,010	(4)%	2%

Full-time employees at year-end (a)	51,800	53,400	51,700	(3)%	3%
(a)    Beginning in 2024, the number of full-time employees excludes interns.
N/M – Not meaningful.

Total noninterest expense decreased 4% compared with 2023, primarily reflecting the net impact of adjustments for the FDIC special assessment and efficiency savings, partially offset by higher investments, employee merit increases and revenue-related expenses. Excluding notable items, noninterest expense increased 1% (Non-GAAP). See “Supervision and Regulation – FDIC Deposit Insurance” beginning on page 67 for information on the FDIC special assessment. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of the Non-GAAP measure.

We expect total noninterest expense for 2025 to increase slightly compared with 2024, primarily reflecting incremental investments and higher revenue-related expenses, partially offset by the benefit of efficiency savings.

Income taxes

BNY recorded an income tax provision of $1.3 billion (22.3% effective tax rate) in 2024. The income tax provision was $979 million (22.9% effective tax rate) in 2023.

On Jan. 1, 2024, we adopted ASU 2023-02,
Investments—Equity Method and Joint Ventures
(Topic 323): Accounting for Investments in Tax
Credit Structures Using the Proportional Amortization Method, on a retrospective basis. See Note 2 of the Notes to Consolidated Financial
Statements for additional information on the new accounting guidance.

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

Our business segments are consistent with the structure used by the President and Chief Executive Officer, our Chief Operating Decision Maker (“CODM”), to make key operating decisions and assess performance. Our CODM evaluates the business segments’ operating performance primarily based on fee and other revenue, total revenue, income before income taxes, and pre-tax operating margin. The significant expense information regularly

BNY 11

Results of Operations (continued)
provided to and reviewed by the CODM is total noninterest expense. The CODM considers this information when evaluating the performance of each business segment and making decisions about allocating capital and other resources to each business segment.

For information on the accounting principles of our business segments, the primary products and services in each line of business, the primary types of revenue by line of business and how our business segments are presented and analyzed, see Note 24 of the Notes to Consolidated Financial Statements.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. In 2024, we made certain realignments of similar products and services within our lines of business consistent with the firm’s ongoing transition to a platforms operating model uniting related capabilities and enabling streamlining of internal processes to drive growth, efficiency, resiliency, and enhanced risk management. The largest change was the movement of Institutional Solutions from Pershing to Clearance and Collateral Management, both in the Market and Wealth Services business segment. We made other smaller changes that moved activity from Asset Servicing in the Securities Services business segment to Treasury Services in the Market and Wealth Services business segment, and from Wealth Management in the Investment and Wealth Management business segment and Pershing in the Market and Wealth Services business segment to Investment Management in the Investment and Wealth Management business segment. The Other segment was not impacted by the changes. Business segment results for 2023 and 2022 have been revised to reflect these changes.

The results of our business segments may be influenced by client and other activities that vary by quarter. In the first quarter, staff expense typically increases, reflecting the vesting of long-term stock awards for retirement-eligible employees. The timing of our annual employee merit increases also impacts staff expense. In 2024, the merit increase was effective in March and in 2023, the merit increase was effective in April, thus partially impacting the full-year staff expense variances. In the third quarter, volume-related fees may decline due to reduced client activity. In the fourth quarter, we typically incur higher business development and marketing expenses. In our Investment and Wealth Management business segment, performance fees are typically higher in the fourth and first quarters, as those quarters represent the end of the measurement period for many of the performance fee-eligible relationships.

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

Fee revenue in the Investment and Wealth Management business segment, and to a lesser extent, the Securities Services and Market and Wealth Services business segments, is impacted by global market fluctuations. At Dec. 31, 2024, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.05 to $0.08.

See Note 24 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our business segments to our overall profitability.

12 BNY

Results of Operations (continued)
Securities Services business segment

				2024 vs.	2023 vs.
(dollars in millions, unless otherwise noted)	2024	2023	2022	2023	2022
Revenue:
Investment services fees:
Asset Servicing	$4,094	$3,872	$3,888	6%	—%
Issuer Services	1,163	1,121	1,009	4	11
Total investment services fees	5,257	4,993	4,897	5	2
Foreign exchange revenue	552	488	584	13	(16)
Other fees (a)	234	215	202	9	6
Total fee revenue	6,043	5,696	5,683	6	—
Investment and other revenue	405	333	291	N/M	N/M
Total fee and other revenue	6,448	6,029	5,974	7	1
Net interest income	2,468	2,569	2,028	(4)	27
Total revenue	8,916	8,598	8,002	4	7
Provision for credit losses	38	99	8	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	6,286	6,327	6,248	(1)	1
Amortization of intangible assets	28	31	33	(10)	(6)
Total noninterest expense	6,314	6,358	6,281	(1)	1
Income before income taxes	$2,564	$2,141	$1,713	20%	25%

Pre-tax operating margin	29%	25%	21%

Securities lending revenue (b)	$191	$189	$182	1%	4%

Total revenue by line of business:
Asset Servicing	$6,872	$6,612	$6,293	4%	5%
Issuer Services	2,044	1,986	1,709	3	16
Total revenue by line of business	$8,916	$8,598	$8,002	4%	7%

Selected average balances:
Average loans	$11,235	$11,207	$11,245	—%	—%
Average deposits	$178,643	$168,411	$183,990	6%	(8)%

Selected metrics:
AUC/A at period end (in trillions) (c)	$37.7	$34.2	$31.4	10%	9%
Market value of securities on loan at period end (in billions) (d)	$488	$450	$449	8%	—%

Issuer Services:
Total debt serviced at period end (in trillions)	$14.1	$14.0	$12.6	1%	11%
Number of sponsored Depositary Receipts programs at period end	499	543	589	(8)%	(8)%
(a)    Other fees primarily includes financing-related fees.
(b)    Included in investment services fees reported in the Asset Servicing line of business.
(c)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Issuer Services line of business. Includes the AUC/A of CIBC Mellon of $1.8 trillion at Dec. 31, 2024, $1.7 trillion at Dec. 31, 2023 and $1.5 trillion at Dec. 31, 2022.
(d)    Represents the total amount of securities on loan in our agency securities lending program. Excludes securities for which BNY acts as agent on behalf of CIBC Mellon clients, which totaled $60 billion at Dec. 31, 2024, $63 billion at Dec. 31, 2023 and $68 billion at Dec. 31, 2022.
N/M – Not meaningful.

BNY 13

Results of Operations (continued)
Business segment description

The Securities Services business segment consists of two distinct lines of business, Asset Servicing and Issuer Services, which provide business solutions across the transaction lifecycle to our global asset owner and asset manager clients. We are one of the leading global investment services providers with $37.7 trillion of AUC/A at Dec. 31, 2024. For information on the drivers of the Securities Services fee revenue, see Note 10 of the Notes to Consolidated Financial Statements.

The Asset Servicing business provides a comprehensive suite of solutions. We are one of the largest global custody, fund administrator and front-to-back outsourcing partners. We offer services for the safekeeping of assets in capital markets globally as well as fund accounting services, exchange-traded funds servicing, transfer agency, trust and depository, front-to-back capabilities and data and analytics solutions for our clients. We deliver foreign exchange, and securities lending and financing solutions, on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $5.4 trillion in 34 separate markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

Our Digital Asset Custody platform offers custody and administration services for Bitcoin and Ether for select U.S. institutional clients. Our Digital Assets Funds Services provides accounting and administration, transfer agency and ETF services to digital asset funds. We continue to develop our digital asset capabilities working closely with clients to address their evolving digital asset needs. As of and for the year ended Dec. 31, 2024, our Digital Asset Custody platform and related initiatives had a de minimis impact on our assets, liabilities, revenues and expenses.

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

Review of financial results

AUC/A of $37.7 trillion increased 10% compared with Dec. 31, 2023, primarily reflecting higher market values, client inflows and net new business, partially offset by the unfavorable impact of a stronger U.S. dollar.

Total revenue of $8.9 billion increased 4% compared with 2023. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $6.9 billion increased 4% compared with 2023, primarily reflecting higher market values, net new business, higher client activity, including in our fixed income and trading business, and higher foreign exchange revenue, partially offset by lower net interest income.

Issuer Services revenue of $2.0 billion increased 3% compared with 2023, primarily reflecting Corporate Trust fees driven by net new business, partially offset by lower Depositary Receipts revenue.

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

Noninterest expense of $6.3 billion decreased 1% compared with 2023, primarily reflecting efficiency savings, partially offset by higher investments and employee merit increases.

14 BNY

Results of Operations (continued)
Market and Wealth Services business segment

				2024 vs.	2023 vs.
(dollars in millions, unless otherwise noted)	2024	2023	2022	2023	2022
Revenue:
Investment services fees:
Pershing	$1,947	$1,885	$1,793	3%	5%
Treasury Services	792	717	719	10	—
Clearance and Collateral Management	1,385	1,212	1,086	14	12
Total investment services fees	4,124	3,814	3,598	8	6
Foreign exchange revenue	97	81	88	20	(8)
Other fees (a)	235	202	163	16	24
Total fee revenue	4,456	4,097	3,849	9	6
Investment and other revenue	79	63	40	N/M	N/M
Total fee and other revenue	4,535	4,160	3,889	9	7
Net interest income	1,729	1,710	1,410	1	21
Total revenue	6,264	5,870	5,299	7	11
Provision for credit losses	19	41	7	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	3,349	3,199	2,928	5	9
Amortization of intangible assets	4	6	8	(33)	(25)
Total noninterest expense	3,353	3,205	2,936	5	9
Income before income taxes	$2,892	$2,624	$2,356	10%	11%

Pre-tax operating margin	46%	45%	44%

Total revenue by line of business:
Pershing	$2,687	$2,616	$2,330	3%	12%
Treasury Services	1,737	1,637	1,514	6	8
Clearance and Collateral Management	1,840	1,617	1,455	14	11
Total revenue by line of business	$6,264	$5,870	$5,299	7%	11%

Selected average balances:
Average loans	$41,533	$37,502	$41,300	11%	(9)%
Average deposits	$90,185	$85,785	$91,749	5%	(7)%

Selected metrics:
AUC/A at period end (in trillions) (b)	$14.1	$13.3	$12.7	6%	5%

Pershing:
AUC/A at period end (in trillions)	$2.7	$2.5	$2.3	8%	9%
Net new assets (U.S. platform) (in billions) (c)	$(6)	$22	$121	N/M	N/M
Daily average revenue trades (“DARTs”) (U.S. platform) (in thousands)	269	234	254	15%	(8)%
Average active clearing accounts (in thousands)	8,098	7,946	7,483	2%	6%

Treasury Services:
Average daily U.S. dollar payment volumes	242,997	236,696	239,630	3%	(1)%

Clearance and Collateral Management:
Average tri-party collateral management balances (in billions)	$5,383	$5,658	$5,285	(5)%	7%
(a)    Other fees primarily include financing-related fees.
(b)    Consists of AUC/A from the Clearance and Collateral Management and Pershing businesses.
(c)    Net new assets represent net flows of assets (e.g., net cash deposits and net securities transfers, including dividends and interest) in customer accounts in Pershing LLC, a U.S. broker-dealer.
N/M – Not meaningful.

BNY 15

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

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise which help financial institutions and institutional investors with their financing, risk and balance sheet challenges. We are a leading provider of tri-party collateral management services with an average of $5.4 trillion serviced globally including approximately $4.2 trillion of the U.S. tri-party repo market in 2024.

Review of financial results

AUC/A of $14.1 trillion increased 6% compared with Dec. 31, 2023, primarily reflecting net client inflows in the Clearance and Collateral Management business and higher market values.

Total revenue of $6.3 billion increased 7% compared with 2023. The drivers of total revenue by line of business are indicated below.

Pershing revenue of $2.7 billion increased 3% compared with 2023, primarily reflecting higher market values and client activity, partially offset by lost business in the prior year and lower net interest income. Net new assets of $(6) billion in 2024 reflects the deconversion of business lost in the prior year.

Treasury Services revenue of $1.7 billion increased 6% compared with 2023, primarily reflecting net new business, higher client activity and higher net interest income.

Clearance and Collateral Management revenue of $1.8 billion increased 14% compared with 2023, primarily reflecting higher collateral management fees, clearance volumes and net interest income.

Noninterest expense of $3.4 billion increased 5% compared with 2023, primarily reflecting higher investments, employee merit increases and higher revenue-related expenses, partially offset by efficiency savings.

16 BNY

Results of Operations (continued)
Investment and Wealth Management business segment

						2024 vs.		2023 vs.
(dollars in millions)	2024	2023		2022		2023		2022
Revenue:
Investment management fees	$3,093	$2,981		$3,228		4%		(8)%
Performance fees	51	81		75		N/M		N/M
Investment management and performance fees (a)	3,144	3,062		3,303		3		(7)
Distribution and servicing fees	275	241		192		14		26
Other fees (b)	(256)	(214)		(133)		N/M		N/M
Total fee revenue	3,163	3,089		3,362		2		(8)
Investment and other revenue (c)	50	(102)		(27)		N/M		N/M
Total fee and other revenue (c)	3,213	2,987		3,335		8		(10)
Net interest income	176	168		228		5		(26)
Total revenue	3,389	3,155		3,563		7		(11)
Provision for credit losses	4	(4)		1		N/M		N/M
Noninterest expense (excluding goodwill impairment and amortization of intangible assets)	2,762	2,756		2,809		—		(2)
Goodwill impairment	—	—		680		N/M		N/M
Amortization of intangible assets	18	20		26		(10)		(23)
Total noninterest expense	2,780	2,776		3,515		—		(21)
Income before income taxes	$605	$383		$47		58%	(d)	715%	(d)

Pre-tax operating margin	18%	12%		1%
Adjusted pre-tax operating margin – Non-GAAP (e)	20%	14%	(f)	2%	(f)

Total revenue by line of business:
Investment Management	$2,279	$2,097		$2,423		9%		(13)%
Wealth Management	1,110	1,058		1,140		5		(7)
Total revenue by line of business	$3,389	$3,155		$3,563		7%		(11)%

Selected average balances:
Average loans	$13,610	$13,718		$14,055		(1)%		(2)%
Average deposits	$10,589	$14,280		$19,214		(26)%		(26)%
(a)    On a constant currency basis, investment management and performance fees increased 2% (Non-GAAP) compared with 2023. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of this Non-GAAP measure.
(b)    Other fees primarily includes investment services fees.
(c)    Investment and other revenue and total fee and other revenue are net of income (loss) attributable to noncontrolling interests related to consolidated investment management funds.
(d)    Excluding notable items, income before income taxes increased 14% (Non-GAAP) in 2024 compared with 2023 and decreased 28% (Non-GAAP) in 2023 compared with 2022. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of these Non-GAAP measures.
(e)    Net of distribution and servicing expense. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of these Non-GAAP measures.
(f)    Excluding notable items and net of distribution and servicing expense, the adjusted pre-tax operating margin was 19% (Non-GAAP) in 2023 and 23% (Non-GAAP) in 2022. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of these Non-GAAP measures.
N/M – Not meaningful.

BNY 17

Results of Operations (continued)

AUM trends
(in billions)	2024	2023	2022
AUM by product type (a):
Equity	$162	$145	$135
Fixed income	221	205	198
Index	491	459	395
Liability-driven investments	548	605	570
Multi-asset and alternative investments	171	170	153
Cash	436	390	385
Total AUM	$2,029	$1,974	$1,836

Changes in AUM (a):
Beginning balance of AUM	$1,974	$1,836	$2,434
Net inflows (outflows):
Long-term strategies:
Equity	(15)	(12)	(18)
Fixed income	18	(4)	(21)
Liability-driven investments	2	12	78
Multi-asset and alternative investments	(15)	(9)	(11)
Total long-term active strategies (outflows) inflows	(10)	(13)	28
Index	(42)	(12)	2
Total long-term strategies (outflows) inflows	(52)	(25)	30
Short-term strategies:
Cash	45	5	(12)
Total net (outflows) inflows	(7)	(20)	18
Net market impact	69	121	(471)
Net currency impact	(25)	37	(113)
Other/Divestiture (b)	18	—	(32)
Ending balance of AUM	$2,029	$1,974	$1,836

Wealth Management client assets (c)	$327	$312	$269
(a)    Represents assets managed in the Investment and Wealth Management business segment.
(b)    Activity in 2024 reflects the realignment of similar products and services within our lines of business. Activity in 2022 reflects the divestiture of BNY Alcentra Group Holdings, Inc.
(c)    Includes AUM and AUC/A in the Wealth Management line of business.

Business segment description

Our Investment and Wealth Management business segment consists of two distinct lines of business, Investment Management and Wealth Management, which have a combined AUM of $2.0 trillion as of Dec. 31, 2024.

Investment Management is a leading global asset manager and consists of seven specialist investment firms and a global distribution platform to deliver a diversified range of investment capabilities to institutional and retail clients globally.

Our Investment Management model provides specialist expertise from seven investment firms offering solutions across major asset classes, backed by the strength, scale and proven stewardship of BNY. Each investment firm has its own individual culture, investment philosophy and proprietary investment process. This approach brings our clients clear, independent thinking from highly experienced investment professionals.

The investment firms offer a broad range of actively managed equity, fixed income, multi-asset and liability-driven investments, along with passive products and cash management. Our six majority-owned investment firms are: ARX, Dreyfus, Insight Investment, Mellon, Newton Investment Management and Walter Scott. BNY owns a noncontrolling interest in Siguler Guff.

Investment Management has multiple global distribution entities, which are responsible for distributing the investment solutions developed and managed by the investment firms, as well as the management and distribution of our U.S. mutual funds, ETFs and certain offshore money market funds.

Wealth Management provides investment management, custody, wealth and estate planning, private banking services, investment servicing and information management. Wealth Management has $327 billion in client assets as of Dec. 31, 2024, and more than 30 offices in the U.S. and internationally.

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

18 BNY

Results of Operations (continued)
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

A key driver of growth in investment management and performance fees is the amount of net new AUM flows. Overall market conditions are also key drivers, with a significant long-term economic driver being growth of global financial assets.

Net interest income is determined by loan and deposit volumes and the interest rate spread between customer rates and internal funds transfer rates on loans and deposits. Expenses in the Investment and Wealth Management business segment are mainly driven by staff and distribution and servicing expenses.

Review of financial results

AUM of $2.0 trillion increased 3% compared with Dec. 31, 2023, primarily reflecting higher market values, partially offset by the unfavorable impact of a stronger U.S. dollar.

Net long-term strategy outflows were $52 billion in 2024, driven by outflows of index, equity and multi-asset and alternative investments, partially offset by inflows of fixed income and liability-driven investments. Short-term strategy inflows were $45 billion in 2024.

Total revenue of $3.4 billion increased 7% compared with 2023. The drivers of total revenue by line of business are indicated below.

Investment Management revenue of $2.3 billion increased 9% compared with 2023, primarily reflecting higher market values and the reduction in the fair value of a contingent consideration receivable in 2023, partially offset by the mix of AUM flows and lower performance fees.

Wealth Management revenue of $1.1 billion increased 5% compared with 2023, primarily reflecting higher market values, partially offset by changes in product mix.

Revenue generated in the Investment and Wealth Management business segment included 30% from non-U.S. sources in 2024, compared with 32% in 2023.

Noninterest expense of $2.8 billion was flat compared with 2023, primarily reflecting employee merit increases and higher investments, offset by efficiency savings.

BNY 19

Results of Operations (continued)
Other segment

(in millions)	2024	2023	2022
Fee revenue	$(42)	$(10)	$61
Investment and other revenue	140	184	(221)
Total fee and other revenue	98	174	(160)
Net interest expense	(61)	(102)	(162)
Total revenue	37	72	(322)
Provision for credit losses	9	(17)	23
Noninterest expense	254	956	278
(Loss) before income taxes	$(226)	$(867)	$(623)

Average loans and leases	$1,763	$1,669	$1,225

Segment description

The Other segment primarily includes:
•the leasing portfolio;
•corporate treasury activities, including our securities portfolio;
•derivatives and other trading activity;
•corporate and bank-owned life insurance;
•tax credit investments and other corporate investments; and
•certain business exits.

Revenue primarily reflects:
•net interest income (expense) and lease-related gains (losses) from leasing operations;
•net interest income (expense) and derivatives and other corporate treasury activities;
•other revenue from certain business exits;
•investment and other revenue from corporate and bank-owned life insurance, gains (losses) associated with investment securities and other assets; and
•fee revenue from the elimination of the results of certain services provided between segments, which are also provided to third parties.

Expenses include:
•direct expenses supporting leasing, investing and funding activities; and
•expenses not directly attributable to Securities Services, Market and Wealth Services and Investment and Wealth Management operations.

Review of financial results

Loss before taxes was $226 million in 2024 compared with $867 million in 2023.

Investment and other revenue decreased $44 million compared with 2023, primarily reflecting investment gains recorded in 2023 and higher net securities losses.

Noninterest expense decreased $702 million compared with 2023, primarily driven by adjustments for the FDIC special assessment.

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

At Dec. 31, 2024, approximately 60% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 10,900 employees in EMEA, approximately 18,900 employees in APAC and approximately 800 employees in other global locations, primarily Brazil.

We are a leading global asset manager. Our international operations managed 47% of BNY’s AUM at Dec. 31, 2024 and 51% at Dec. 31, 2023.

20 BNY

Results of Operations (continued)
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

Our financial results, as well as our levels of AUC/A and AUM, are impacted by translation from foreign currencies to the U.S. dollar. We are primarily impacted by activities denominated in the British pound and the euro. If the U.S. dollar depreciates against these currencies, the translation impact is a higher level of fee revenue, net interest income, noninterest expense and AUC/A and AUM. Conversely, if the U.S. dollar appreciates, the translated levels of fee revenue, net interest income, noninterest expense and AUC/A and AUM will be lower.

Foreign exchange rates vs. U.S. dollar	2024	2023	2022
Spot rate (at Dec. 31):
British pound	$1.2516	$1.2749	$1.2096
Euro	1.0347	1.1046	1.0708
Yearly average rate:
British pound	$1.2780	$1.2432	$1.2375
Euro	1.0819	1.0813	1.0550

International clients accounted for 35% of revenues in 2024 and 36% in 2023. Net income from international operations was $2.3 billion in 2024, compared with $2.0 billion in 2023.

Revenues from EMEA were $4.3 billion in 2024, an increase of 4% compared with 2023. The increase was primarily driven by higher net interest income, collateral management fees and clearance volumes in the Market and Wealth Services business segment.

The Securities Services, Market and Wealth Services and Investment and Wealth Management business segments generated 58%, 24% and 18% of EMEA revenues, respectively. Net income from EMEA was $1.3 billion in 2024, compared with $1.1 billion in 2023.

Revenues from APAC were $1.3 billion in 2024, a decrease of 1% compared with 2023. The decrease primarily reflects lower revenue in the Market and Wealth Services and Investment and Wealth Management business segments, partially offset by higher revenue in the Securities Services business segment.

The Securities Services, Market and Wealth Services and Investment and Wealth Management business segments generated 60%, 30% and 10% of APAC revenues, respectively. Net income from APAC was $542 million in 2024, compared with $547 million in 2023.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 25 of the Notes to Consolidated Financial Statements.

BNY 21

Results of Operations (continued)
Country risk exposure

The following table presents BNY’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2024, as well as certain countries with higher-risk profiles. The exposure is presented on an internal risk management basis and has not been reduced by the allowance for credit losses. We monitor our exposure to these and other countries as part of our internal country risk management process.
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

Country risk exposure at Dec. 31, 2024	Interest-bearing deposits						Total exposure
(in billions)	Central banks	Banks		Lending (a)	Securities (b)	Other (c)
Top 10 country exposure:
United Kingdom (“UK”)	$8.0	$0.3		$1.4	$5.5	$2.1	$17.3
Germany	11.3	0.3		0.8	3.5	0.4	16.3
Belgium	4.9	1.0		0.1	1.4	0.1	7.5
Canada	—	0.9		0.1	3.8	1.7	6.5
Luxembourg	0.1	0.1		1.5	0.1	2.5	4.3
Netherlands	1.6	—		0.2	2.1	0.2	4.1
South Korea	0.2	0.1		2.3	0.2	0.8	3.6
Ireland	0.1	0.2		0.8	—	2.0	3.1
Australia	—	1.2		0.3	0.6	0.5	2.6
France	—	—		0.1	2.1	0.2	2.4
Total Top 10 country exposure	$26.2	$4.1		$7.6	$19.3	$10.5	$67.7	(d)

Select country exposure:
Brazil	$—	$0.1		$1.2	$0.1	$0.1	$1.5
Russia	—	0.6	(e)	—	—	—	0.6
(a)    Lending includes loans, acceptances, issued letters of credit, net of participations, and lending-related commitments.
(b)    Securities include both the available-for-sale and held-to-maturity portfolios.
(c)    Other exposure includes over-the-counter (“OTC”) derivative and securities financing transactions, net of collateral.
(d)    The top 10 country exposure comprises approximately 65% of our total non-U.S. exposure.
(e)    Represents cash balances with exposure to Russia.

Events in recent years have resulted in increased focus on Brazil. The country risk exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services.

The war in Ukraine has increased our focus on Russia. The country risk exposure to Russia consists of cash balances related to our securities services businesses and may increase in the future to the extent cash is received for the benefit of our clients that is subject to distribution restrictions. BNY has ceased new banking business in Russia and suspended investment management purchases of Russian securities. Russian securities included in our AUC/A and AUM at Dec. 31, 2024, continue to be insignificant as a percentage of the total AUC/A and AUM, respectively. We will continue to work with multinational clients that depend on our custody and recordkeeping services to manage their exposures.

We are also monitoring our exposure to Israel as part of our internal country risk management process. At Dec. 31, 2024, our total exposure to Israel was $158 million and primarily consisted of investment grade short-term interest-bearing deposits and OTC derivatives maturing within six months.

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

22 BNY

Results of Operations (continued)
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

In the quantitative component of our estimate, we measure expected credit losses using an individual evaluation method if the risk characteristics of the asset is no longer consistent with the portfolio or class of asset. For these assets, we do not employ the macroeconomic model calculation but consider factors such as payment status, collateral value, the obligor’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, and recovery expectations if they can be reasonably estimated. For loans, we measure the expected credit loss as the difference between the amortized cost basis of the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral-dependent. We generally individually evaluate

BNY 23

Results of Operations (continued)
nonperforming loans as well as loans that have been modified given the risk characteristics of such loans.

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

The qualitative component of our estimate for the allowance for credit losses is intended to capture expected losses that may not have been fully captured in the quantitative component. Through an established governance structure, management determines the qualitative allowance each period based on an evaluation of various internal and environmental factors that include: scenario weighting and sensitivity risk, credit concentration risk, economic conditions and other considerations. We have made and may continue to make adjustments for idiosyncratic risks.

To the extent actual results differ from forecasts or management’s judgment, the allowance for credit losses may be greater or less than future charge-offs and recoveries.

Our allowance for credit losses is sensitive to a number of inputs, most notably the macroeconomic forecast assumptions that are incorporated into our estimate of credit losses through the expected life of the loan portfolio, as well as credit ratings assigned to each borrower. As the macroeconomic environment and related forecasts change, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs. If commercial real estate property values were increased 10% and all other credits were rated one grade better, the quantitative allowance would have decreased by $47 million, and if commercial real estate property values were decreased 10% and all other credits were rated one grade worse, the quantitative allowance would have increased by $82 million. Our multi-scenario macroeconomic forecast used in determining the Dec. 31, 2024 allowance for credit losses consisted of three scenarios. The baseline scenario reflects positive but slightly declining GDP growth through the first quarter of 2025 before moderating, stable unemployment and slightly declining commercial real estate prices through the end of 2025. The upside scenario reflects higher GDP growth through the first quarter of 2025 before moderating, declining unemployment through the end of 2025 and increasing commercial real estate prices through the end of 2025 compared with the baseline. The downside scenario contemplates negative GDP growth through the third quarter of 2025 before moderating, rapidly increasing unemployment through the third quarter of 2025 and sharply lower commercial real estate prices through the end of 2025 compared with the baseline. At Dec. 31, 2024, we placed the most weight on our baseline scenario, with the remaining weighting equally placed on the upside and downside scenarios. From a sensitivity perspective, at Dec. 31, 2024, if we had applied 100% weighting to the downside scenario, the quantitative allowance for credit losses would have been approximately $130 million higher.

See Notes 1 and 5 of the Notes to Consolidated Financial Statements for additional information regarding the allowance for credit losses.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($16.6 billion at Dec. 31, 2024) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2024) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

24 BNY

Results of Operations (continued)
Goodwill

BNY’s business segments include seven reporting units for which goodwill impairment testing is performed on an annual basis. An interim goodwill impairment test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value.

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

In each quarter of 2024, we completed an interim goodwill impairment test of the Investment Management reporting unit, which had $6.0 billion of allocated goodwill as of Dec. 31, 2024. In all cases, we determined the fair value of the Investment Management reporting unit exceeded its carrying value and no goodwill impairment was recorded.

For the Dec. 31, 2024 test, the fair value of the Investment Management reporting unit exceeded its carrying value by approximately 11%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2024. The discount rate applied to these cash flows was 10.5%.

As of Dec. 31, 2024, if the discount rate applied to the estimated cash flows was increased or decreased by 25 basis points, the fair value of the Investment Management reporting unit would decrease or increase by 4%, respectively. Similarly, if the long-term growth rate was increased or decreased by 10 basis points, the fair value of the Investment Management reporting unit would increase or decrease by approximately 1%, respectively.

In the second quarter of 2024, we performed our annual goodwill impairment test on the remaining six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2024. The discount rate applied to these cash flows was 10%.

As a result of the annual goodwill impairment test, no goodwill impairment was recognized. The fair values of the Company’s remaining six reporting units were substantially in excess of the respective reporting units’ carrying value.

Intangible assets

Key judgments in accounting for intangible assets include determining the useful life and classification between goodwill and indefinite-lived intangible assets or other amortizing intangible assets.

Indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2024) are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. As a result of the annual evaluation, no impairment was recognized.

Other amortizing intangible assets ($275 million at Dec. 31, 2024) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

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

BNY 25

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

At Dec. 31, 2024, total assets were $416 billion, compared with $410 billion at Dec. 31, 2023. The increase in total assets was primarily driven by higher federal funds sold and securities purchased under resale agreements, securities and loans, partially offset by lower interest-bearing deposits with the Federal Reserve and other central banks. Deposits totaled $290 billion at Dec. 31, 2024, compared with $284 billion at Dec. 31, 2023. The increase primarily reflects higher interest-bearing deposits in U.S. offices, partially offset by lower interest-bearing deposits in non-U.S. offices. Total interest-bearing deposit liabilities as a percentage of total interest-earning assets were 65% at Dec. 31, 2024 and 66% at Dec. 31, 2023.

At Dec. 31, 2024, available funds totaled $144 billion and include cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $158 billion at Dec. 31, 2023. Total available funds as a percentage of total assets were 35% at Dec. 31, 2024 and 38% at Dec. 31, 2023. For additional information on our available funds, see “Liquidity and dividends.”
Securities were $137 billion, or 33% of total assets, at Dec. 31, 2024, compared with $126 billion, or 31% of total assets, at Dec. 31, 2023. The increase primarily reflects higher non-U.S. government and agency residential mortgage-backed securities (“RMBS”), partially offset by lower U.S. Treasury and U.S. government agency securities. For additional information on our securities portfolio, see “Securities” and Note 4 of the Notes to Consolidated Financial Statements.

Loans were $72 billion, or 17% of total assets, at Dec. 31, 2024, compared with $67 billion, or 16% of total assets, at Dec. 31, 2023. The increase was driven by higher loans in the financial institutions and capital call financing portfolios and higher margin loans, partially offset by lower commercial loans. For additional information on our loan portfolio, see “Loans” and Note 5 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $30.9 billion at Dec. 31, 2024 and $31.3 billion at Dec. 31, 2023. The decrease primarily reflects maturities, redemptions and a decrease in the fair value of hedged long-term debt, partially offset by issuances. For additional information on long-term debt, see “Liquidity and dividends” and Note 13 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity totaled $41 billion at Dec. 31, 2024 and Dec. 31, 2023. For additional information, see “Capital” and Note 15 of the Notes to Consolidated Financial Statements.

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

26 BNY

Results of Operations (continued)
The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2023	2024 change in unrealized gain (loss)	Dec. 31, 2024		Fair value as a % of amortized cost (a)	Unrealized gain (loss)		% Floating rate (b)	Ratings (c)
											BBB+/ BBB-	BB+ and lower
(dollars in millions)	Fair value		Amortized cost (a)	Fair value					AAA/ AA-	A+/ A-			Not rated
Agency RMBS	$39,359	$(152)	$46,199	$42,183	91%	$(4,016)		26%	100%	—%	—%	—%	—%
Non-U.S. government (d)	20,455	269	29,521	29,198	99	(323)		24	95	2	2	1	—
U.S. Treasury	25,115	225	25,408	24,793	98	(615)		64	100	—	—	—	—
Agency commercial mortgage-backed securities (“MBS”)	10,845	107	10,862	10,377	96	(485)		43	100	—	—	—	—
Collateralized loan obligations (“CLOs”)	7,119	18	7,625	7,637	100	12		100	100	—	—	—	—
Foreign covered bonds (e)	6,334	111	7,684	7,623	99	(61)		40	100	—	—	—	—
U.S. government agencies	6,646	82	5,973	5,636	94	(337)		30	100	—	—	—	—
Non-agency commercial MBS	2,935	94	2,641	2,487	94	(154)		45	100	—	—	—	—
Non-agency RMBS	1,766	(10)	1,645	1,492	91	(153)		41	98	2	—	—	—
Other asset-backed securities	943	44	654	615	94	(39)		16	100	—	—	—	—
Other	11	1	11	10	91	(1)		—	—	—	—	—	100
Total securities	$121,528	$789	$138,223	$132,051	96%	$(6,172)	(f)	40%	99%	1%	—%	—%	—%
(a)    Amortized cost includes the impact of hedged item basis adjustments, which was a net decrease of $1,650 million, and is net of the allowance for credit losses.
(b)    Includes the impact of hedges.
(c)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(d)    Includes supranational securities. Primarily consists of exposure to UK, Germany, France and Canada.
(e)    Primarily consists of exposure to Canada, UK, the Netherlands and Germany.
(f)    At Dec. 31, 2024, includes pre-tax net unrealized losses of $1,596 million related to available-for-sale securities, net of hedges, and $4,576 million related to held-to-maturity securities. The after-tax unrealized losses, net of hedges, related to available-for-sale securities was $1,207 million and the after-tax equivalent related to held-to-maturity securities was $3,490 million.

The fair value of our securities portfolio was $132.1 billion at Dec. 31, 2024, compared with $121.5 billion at Dec. 31, 2023. The increase primarily reflects higher non-U.S. government securities and agency RMBS, partially offset by lower U.S. Treasury and U.S. government agencies securities.

At Dec. 31, 2024, the securities portfolio had a net unrealized loss, including the impact of related hedges, of $6.2 billion, compared with $7.0 billion at Dec. 31, 2023. The improvement in the net unrealized loss, including the impact of related hedges, primarily reflects securities moving closer to maturity.

The fair value of the available-for-sale securities totaled $88.0 billion at Dec. 31, 2024 or 67% of the securities portfolio. The fair value of the held-to-maturity securities totaled $44.0 billion at Dec. 31, 2024, or 33% of the securities portfolio.
The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $1.2 billion at Dec. 31, 2024, compared with $1.6 billion at Dec. 31, 2023. The improvement in the net unrealized loss, including the impact of hedges, was primarily driven by securities moving closer to maturity.

At Dec. 31, 2024, 99% of the securities in our portfolio were rated AAA/AA-, unchanged compared with Dec. 31, 2023.

See Note 4 of the Notes to Consolidated Financial Statements for the pre-tax net securities gains (losses) by security type. See Note 20 of the Notes to Consolidated Financial Statements for securities by level in the fair value hierarchy.

BNY 27

Results of Operations (continued)
The following table presents the net premium (discount) and net amortization (accretion) related to the securities portfolio.

Net premium (discount) and net amortization (accretion) related to the securities portfolio (a)
(in millions)	2024	2023	2022
Net purchase premium (discount) that is amortizable (accretable)	$(57)	$821	$1,109
Net amortization (b)	$26	$167	$362
(a)    Amortization of purchase premium decreases net interest income while accretion of discount increases net interest income. Both are recorded on a level yield basis.
(b)    Including the impact of the accretion of discontinued hedges, there was a net accretion of $149 million in 2024, net amortization of $104 million in 2023 and net amortization of $388 million in 2022.

Equity investments

We have several equity investments recorded in other assets. These include tax credit investments, equity method investments, Federal Reserve Bank stock, other investments, seed capital and Federal Home Loan Bank stock. The following table presents the carrying values at Dec. 31, 2024 and Dec. 31, 2023.

Equity investments	Dec. 31,
(in millions)	2024	2023
Tax credit investments	$2,821	$2,186
Equity method investments:
CIBC Mellon	583	607
Siguler Guff	228	234
Other	41	32
Total equity method investments	852	873
Federal Reserve Bank stock	478	480
Other equity investments (a)	679	741
Seed capital (b)	196	232
Federal Home Loan Bank stock	57	7
Total equity investments	$5,083	$4,519
(a)    Includes strategic equity, private equity and other investments.
(b)    Includes investments in BNY funds that hedge deferred incentive awards.

For additional information on certain seed capital investments and our private equity investments, see “Investments valued using net asset value (“NAV”) per share” in Note 8 of the Notes to Consolidated Financial Statements.

Tax credit investments

Tax credit investments include affordable housing projects and renewable energy investments. We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. We invest in renewable energy projects to receive an expected after-tax return, which consists of allocated renewable energy tax credits, tax deductions and cash distributions based on the operations of the project. On Jan. 1, 2024, we adopted ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method for our renewable energy projects that met the eligibility criteria. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

28 BNY

Results of Operations (continued)
Loans

Total exposure – consolidated	Dec. 31, 2024			Dec. 31, 2023
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Financial institutions	$13.2	$35.2	$48.4	$10.5	$29.2	$39.7
Commercial	1.4	11.9	13.3	2.1	11.4	13.5
Wealth management loans	8.7	0.7	9.4	9.1	0.5	9.6
Wealth management mortgages	8.9	0.2	9.1	9.1	0.3	9.4
Commercial real estate	6.8	3.1	9.9	6.8	3.4	10.2
Lease financings	0.6	—	0.6	0.6	—	0.6
Other residential mortgages	1.1	—	1.1	1.2	—	1.2
Overdrafts	3.5	—	3.5	3.1	—	3.1
Capital call financing	5.2	3.1	8.3	3.7	3.6	7.3
Other	3.1	—	3.1	2.7	—	2.7
Margin loans	19.1	—	19.1	18.0	—	18.0
Total	$71.6	$54.2	$125.8	$66.9	$48.4	$115.3

At Dec. 31, 2024, our total lending-related exposure was $125.8 billion, an increase of 9% compared with Dec. 31, 2023, primarily reflecting higher exposure in the financial institutions and capital call financing portfolios and higher margin loans.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 49% of our total exposure at Dec. 31, 2024 and 46% at Dec. 31, 2023. Additionally, most of our overdrafts relate to financial institutions.

Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2024					Dec. 31, 2023
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$2.3	$20.3	$22.6	100%	99%	$2.3	$14.8	$17.1
Banks	8.9	1.4	10.3	85	95	6.4	1.4	7.8
Asset managers	1.8	8.4	10.2	96	74	1.4	8.0	9.4
Insurance	—	4.2	4.2	100	10	0.1	3.9	4.0
Government	—	0.4	0.4	100	50	—	0.2	0.2
Other	0.2	0.5	0.7	100	65	0.3	0.9	1.2
Total	$13.2	$35.2	$48.4	96%	84%	$10.5	$29.2	$39.7

The financial institutions portfolio exposure was $48.4 billion at Dec. 31, 2024, an increase of 22% compared with Dec. 31, 2023, primarily reflecting higher exposure in the securities industry and banks portfolios.

Financial institution exposures are high-quality, with 96% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2024. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of
non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

The exposure to financial institutions is generally short-term, with 84% of the exposures expiring within one year. At Dec. 31, 2024, 18% of the exposure to financial institutions had an expiration within 90 days, compared with 19% at Dec. 31, 2023.

BNY 29

Results of Operations (continued)
In addition, 67% of the financial institutions exposure is secured at Dec. 31, 2024. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

At Dec. 31, 2024, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $13.4 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit. Secured intraday credit facilities represent 28% of the exposure in the financial institutions portfolio and are reviewed and reapproved annually.
The asset managers portfolio exposure is high-quality, with 96% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2024. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Our banks portfolio exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 95% due in less than one year. The investment grade percentage of our banks exposure was 85% at Dec. 31, 2024, compared with 84% at Dec. 31, 2023. Our non-investment grade exposures are primarily trade finance loans in Brazil.

Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2024					Dec. 31, 2023
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Energy and utilities	$0.2	$4.1	$4.3	95%	8%	$0.4	$3.7	$4.1
Services and other	0.7	3.5	4.2	97	23	1.2	3.4	4.6
Manufacturing	0.5	3.5	4.0	99	18	0.5	3.6	4.1
Media and telecom	—	0.8	0.8	81	—	—	0.7	0.7
Total	$1.4	$11.9	$13.3	96%	15%	$2.1	$11.4	$13.5

The commercial portfolio exposure was $13.3 billion at Dec. 31, 2024, a decrease of 1% from Dec. 31, 2023, primarily driven by lower exposure in the services and other portfolio, partially offset by higher exposure in the energy and utilities portfolio.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Investment grade percentages	Dec. 31,
	2024	2023	2022
Financial institutions	96%	92%	95%
Commercial	96%	94%	95%

Wealth management loans

Our wealth management loan exposure was $9.4 billion at Dec. 31, 2024, compared with $9.6 billion at Dec. 31, 2023. Wealth management loans primarily consist of loans to high-net-worth individuals, a majority of which are secured by the customers’ investment management accounts or custody accounts.

Wealth management mortgages

Our wealth management mortgage exposure was $9.1 billion at Dec. 31, 2024, compared with $9.4 billion at Dec. 31, 2023. Wealth management mortgages primarily consist of loans to high-net-worth individuals, which are secured by residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2024.

At Dec. 31, 2024, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 21%; New York – 14%; Florida – 11%; Massachusetts – 8%; and other – 46%.

30 BNY

Results of Operations (continued)
Commercial real estate

The composition of the commercial real estate portfolio by asset class, including percentage secured, is presented below.

Composition of commercial real estate portfolio by asset class	Dec. 31, 2024		Dec. 31, 2023
	Total exposure	Percentage secured (a)	Total exposure	Percentage secured (a)
(dollars in billions)
Residential	$4.2	88%	$4.3	88%
Office	2.4	75	2.6	74
Retail	0.7	58	0.8	63
Mixed-use	0.7	32	0.8	31
Hotels	0.6	33	0.6	40
Healthcare	0.7	43	0.5	57
Other	0.6	65	0.6	71
Total commercial real estate	$9.9	71%	$10.2	73%
(a)    Represents the percentage of secured exposure in each asset class.

Our commercial real estate exposure totaled $9.9 billion at Dec. 31, 2024 and $10.2 billion at Dec. 31, 2023. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2024, the unsecured portfolio consisted of real estate investment trusts (“REITs”) and real estate operating companies, which are both primarily investment grade.

At Dec. 31, 2024, our commercial real estate portfolio consisted of the following concentrations: New York metro – 34%; REITs and real estate operating companies – 29%; and other – 37%.

Lease financings

The lease financings portfolio exposure totaled $603 million at Dec. 31, 2024 and $599 million at Dec. 31, 2023. At Dec. 31, 2024, all of leasing exposure was investment grade, or investment grade equivalent, and consisted of exposures backed by well-diversified assets, primarily real estate and large-ticket transportation equipment. Assets are both domestic and foreign-based, with primary concentrations in Germany and the U.S.
Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.1 billion at Dec. 31, 2024 and $1.2 billion at Dec. 31, 2023.

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

Margin loans

Margin loan exposure of $19.1 billion at Dec. 31, 2024 and $18.0 billion at Dec. 31, 2023 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $8 billion at Dec. 31, 2024 and $7 billion at Dec. 31, 2023 related to a term loan program that offers fully collateralized loans to broker-dealers.

BNY 31

Results of Operations (continued)
Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio.

Maturity of loan portfolio at Dec. 31, 2024	Within 1 year	Between 1 and 5 years	Between 5 and 15 years	After 15 years	Total
(in millions)
Commercial	$876	$489	$55	$—	$1,420
Commercial real estate	1,466	4,509	807	—	6,782
Financial institutions	11,571	1,596	—	—	13,167
Lease financings	87	163	353	—	603
Wealth management loans	8,329	194	175	—	8,698
Wealth management mortgages	—	21	361	8,568	8,950
Other residential mortgages	—	3	131	934	1,068
Overdrafts	3,519	—	—	—	3,519
Capital call financing	4,025	1,138	—	—	5,163
Other	3,062	1	—	—	3,063
Margin loans	18,637	500	—	—	19,137
Total	$51,572	$8,614	$1,882	$9,502	$71,570

Interest rate characteristic

The following table shows the interest rate characteristic of loans maturing after one year.

Interest rate characteristic of loan portfolio maturing > 1 year at Dec. 31, 2024
(in millions)	Fixed rates	Floating rates	Total
Commercial	$56	$488	$544
Commercial real estate	147	5,169	5,316
Financial institutions	—	1,596	1,596
Lease financings	516	—	516
Wealth management loans	110	259	369
Wealth management mortgages	3,770	5,180	8,950
Other residential mortgages	1,036	32	1,068
Capital call financing	—	1,138	1,138
Other	—	1	1
Margin Loans	—	500	500
Total	$5,635	$14,363	$19,998

32 BNY

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

The following table presents the changes in our allowance for credit losses.

Allowance for credit losses activity	2024	2023
(dollars in millions)
Beginning balance of allowance for credit losses	$414	$292
Provision for credit losses	70	119
Charge-offs:
Loans:
Commercial real estate	(82)	—
Wealth management mortgages	(1)	—
Other residential mortgages	(1)	(3)
Other financial instruments	(9)	(2)
Total charge-offs	(93)	(5)
Recoveries:
Loans:
Commercial	—	1
Other residential mortgages	1	2
Other	—	5
Total recoveries	1	8
Net (charge-offs) recoveries	(92)	3
Ending balance of allowance for credit losses	$392	$414

Allowance for loan losses	$294	$303
Allowance for lending-related commitments	72	87
Allowance for financial instruments (a)	26	24
Total allowance for credit losses	$392	$414
Total loans	$71,570	$66,879
Average loans outstanding	$68,141	$64,096
Net (charge-offs) recoveries of loans to average loans outstanding	(0.14)%	—%
Net (charge-offs) recoveries of loans to total allowance for loan losses and lending-related commitments	(25.14)	0.77
Allowance for loan losses as a percentage of total loans	0.41	0.45
Allowance for loan losses and lending-related commitments as a percentage of total loans	0.51	0.58
Net (charge-offs) to average loans by loan category (b):
Commercial real estate	(1.19)%	N/A
Net (charge-offs) during the year	$(82)	N/A
Average loans outstanding	$6,915	N/A
Wealth management mortgages	(0.01)%	N/A
Net (charge-offs) during the year	$(1)	N/A
Average loans outstanding (b)	$9,062	N/A
Other residential mortgages	N/A	(0.11)%
Net (charge-offs) during the year	N/A	$(1)
Average loans outstanding (b)	N/A	$908
(a)    Includes allowance for credit losses on federal funds sold and securities purchased under resale agreements, available-for-sale securities, held-to-maturity securities, accounts receivable, cash and due from banks and interest-bearing deposits with banks.
(b)    Average loans based on month-end balances.
N/A – Not applicable.

The provision for credit losses was $70 million in 2024, primarily driven by reserve increases related to commercial real estate exposure and changes in the macroeconomic forecast.

The allowance for loan losses and allowance for lending-related commitments represent management’s estimate of lifetime expected losses in our credit portfolio. This evaluation process is subject to numerous estimates and judgments. To the extent actual results differ from forecasts or

BNY 33

Results of Operations (continued)
management’s judgment, the allowance for credit losses may be greater or less than future charge-offs.

Based on an evaluation of the allowance for credit losses as discussed in “Critical accounting estimates” and Note 1 of the Notes to Consolidated Financial Statements, we have allocated our allowance for loans and lending-related commitments as presented below.

Allocation of allowance for loan losses and lending-related commitments (a)
	Dec. 31,
	2024		2023
(dollars in millions)	$	%	$	%
Commercial real estate	$315	86%	$325	83%
Commercial	20	5	27	7
Financial institutions	19	5	19	4
Wealth management mortgages	6	1	9	2
Other residential mortgages	2	1	4	1
Capital call financing	3	1	4	1
Wealth management loans	1	1	1	1
Lease financings	—	—	1	1
Total	$366	100%	$390	100%
(a)    The allowance allocated to margins loans, overdrafts and other loans was insignificant at both Dec. 31, 2024 and Dec. 31, 2023. We have rarely suffered a loss on these types of loans.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2024	2023
Nonperforming loans:
Commercial real estate	$143	$189
Other residential mortgages	19	24
Wealth management mortgages	15	19
Total nonperforming loans	177	232
Other assets owned	2	5
Total nonperforming assets	$179	$237
Nonperforming assets ratio	0.25%	0.35%
Allowance for loan losses/nonperforming loans	166.1	130.6
Allowance for loan losses/nonperforming assets	164.2	127.8
Allowance for loan losses and lending-related commitments/nonperforming loans	206.8	168.1
Allowance for loan losses and lending-related commitments/nonperforming assets	204.5	164.6
Nonperforming assets decreased $58 million compared with Dec. 31, 2023, primarily reflecting the impact of nonperforming commercial real estate loans that were charged off in 2024.

See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

We receive client deposits through the businesses in the Securities Services, Market and Wealth Services and Investment and Wealth Management segments and we rely on those deposits as a low-cost and stable source of funding.

Total deposits were $289.5 billion at Dec. 31, 2024, an increase of 2%, compared with $283.7 billion at Dec. 31, 2023. The increase primarily reflects higher interest-bearing deposits in U.S. offices, partially offset by lower interest-bearing deposits in non-U.S. offices.

Noninterest-bearing deposits were $58.3 billion at Dec. 31, 2024 and Dec. 31, 2023. Interest-bearing deposits were primarily demand deposits and totaled $231.3 billion at Dec. 31, 2024, compared with $225.4 billion at Dec. 31, 2023.

The aggregate amount of deposits by foreign customers in domestic offices was $58.8 billion at Dec. 31, 2024 and $55.1 billion at Dec. 31, 2023.

Deposits in non-U.S. offices totaled $95.6 billion at Dec. 31, 2024 and $96.6 billion at Dec. 31, 2023. These deposits were primarily overnight deposits.

Uninsured deposits are the portion of U.S. office deposits accounts that exceed the FDIC insurance limit. Uninsured deposits in U.S. office deposit accounts are generally demand deposits and totaled $168.9 billion at Dec. 31, 2024 and $168.4 billion at Dec. 31, 2023. Our uninsured U.S. office deposits accounts reflect the amounts disclosed in our regulatory reports, adjusted to exclude intercompany deposit balances.

34 BNY

Results of Operations (continued)
The following table presents the amount of uninsured U.S. and Non-U.S. office time deposits disaggregated by time remaining until maturity.

Uninsured time deposits at Dec. 31, 2024
(in millions)	U.S.	Non-U.S.
Less than 3 months	$636	$1,062
3 to 6 months	105	6
6 to 12 months	65	25
Over 12 months	2	—
Total	$808	$1,093

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

The Bank of New York Mellon issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment.

Other borrowed funds primarily include borrowings from the Federal Home Loan Bank, overdrafts of sub-custodian account balances in our Securities Services businesses, and borrowings under lines of credit by our Pershing subsidiaries. Overdrafts typically relate to timing differences for settlements.

Liquidity and dividends

BNY defines liquidity as the ability of the Parent and its subsidiaries to access funding or convert assets to cash quickly and efficiently, or to roll over or issue new debt, especially during periods of market stress, at a reasonable cost, and in order to meet its short-term (up to one year) obligations. Funding liquidity risk is the risk that BNY cannot meet its cash and collateral obligations at a reasonable cost for both expected and unexpected cash flow and collateral needs without adversely affecting daily operations or our financial condition. Funding liquidity risk can arise from funding mismatches, market constraints from the inability to convert assets into cash, the inability to hold or raise cash, low overnight deposits, deposit run-off or contingent liquidity events.

Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks also can affect BNY’s liquidity risk profile and are considered in our liquidity risk framework. For additional information, see “Risk Management – Liquidity Risk.”

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

BNY also manages potential intraday liquidity risks. We monitor and manage intraday liquidity against existing and expected intraday liquid resources (such as cash balances, remaining intraday credit capacity, intraday contingency funding and available collateral) to enable BNY to meet its intraday obligations under normal and reasonably severe stressed conditions.

BNY 35

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

Available funds	Dec. 31, 2024	Dec. 31, 2023	Average
(dollars in millions)			2024	2023	2022
Cash and due from banks	$4,178	$4,922	$5,383	$5,287	$5,542
Interest-bearing deposits with the Federal Reserve and other central banks	89,546	111,550	99,986	103,904	97,442
Interest-bearing deposits with banks	9,612	12,139	10,991	13,620	16,826
Federal funds sold and securities purchased under resale agreements	41,146	28,900	31,306	26,077	24,953
Total available funds	$144,482	$157,511	$147,666	$148,888	$144,763
Total available funds as a percentage of total assets	35%	38%	36%	37%	34%

Total available funds were $144.5 billion at Dec. 31, 2024, compared with $157.5 billion at Dec. 31, 2023. The decrease was primarily due to lower interest-bearing deposits with the Federal Reserve and other central banks and interest-bearing deposits with banks, partially offset by higher federal funds sold and securities purchased under resale agreements.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, other borrowed funds and commercial paper, were $20.4 billion for 2024 and $25.0 billion for 2023. The decrease primarily reflects lower federal funds purchased and securities sold under repurchase agreements and lower trading liabilities partially offset by higher commercial paper.

Average interest-bearing domestic deposits were $141.3 billion for 2024 and $123.5 billion for 2023. Average foreign deposits, primarily from our European-based businesses included in the Securities Services and Market and Wealth Services segments, were $92.9 billion for 2024, compared with $88.8 billion for 2023. The changes primarily reflect client activity.

Average payables to customers and broker-dealers were $12.7 billion for 2024 and $14.4 billion for
2023. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $31.8 billion for 2024 and $31.0 billion for 2023.

Average noninterest-bearing deposits decreased to $49.5 billion for 2024 from $59.2 billion for 2023, primarily reflecting client activity.

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

36 BNY

Results of Operations (continued)
Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2024
	Moody’s		S&P	Fitch		DBRS
Parent:
Long-term senior debt	Aa3		A	AA-		AA
Subordinated debt	A2		A-	A		AA (low)
Preferred stock	Baa1		BBB	BBB+		A
Outlook – Parent	Stable		Stable	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa1		AA-	AA		AA (high)
Subordinated debt	NR		A	NR		NR
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P-1		A-1+	F1+		R-1 (high)
Commercial paper	P-1		A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa1	(a)	AA-	AA	(a)	AA (high)
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P-1		A-1+	F1+		R-1 (high)

Outlook – Banks	Stable (multiple)	(b)	Stable	Stable		Stable
(a)    Represents senior debt issuer default rating.
(b)    Stable outlook on long-term deposits ratings. Negative outlook on long-term senior debt ratings. Negative outlook on senior unsecured rating for The Bank of New York Mellon.
NR – Not rated.

In November 2024, Moody’s Ratings (“Moody’s”) upgraded BNY’s issuer and senior unsecured ratings to Aa3 from A1. The long-term counterparty risk ratings were upgraded to Aa1 from Aa2 for The Bank of New York Mellon and for BNY Mellon, N.A. The long-term issuer and senior unsecured ratings were upgraded to Aa1 from Aa2 for The Bank of New York Mellon, and the long-term issuer rating was upgraded to Aa1 from Aa2 for BNY Mellon, N.A. Moody’s affirmed all other long-term and short-term ratings and assessments for BNY, The Bank of New York Mellon and BNY Mellon N.A. The outlooks on BNY’s issuer and senior unsecured ratings have been changed to stable from positive following the upgrade of these ratings.

Long-term debt totaled $30.9 billion at Dec. 31, 2024 and $31.3 billion at Dec. 31, 2023. Maturities and redemptions of $6.0 billion and a decrease in the fair value of hedged long-term debt were partially offset by issuances of $5.8 billion. The Parent has $3.3 billion of long-term debt that will mature in 2025.

The following table presents the long-term debt issued in 2024.

Debt issuances
(in millions)	2024
5.060% fixed-to-floating callable senior notes due 2032	$1,100
5.188% fixed-to-floating callable senior notes due 2035	1,000
4.975% fixed-to-floating callable senior notes due 2030	1,000
5.225% fixed-to-floating callable senior notes due 2035	750
4.890% fixed-to-floating callable senior notes due 2028	600
5.606% fixed-to-floating callable senior notes due 2039	500
SOFR + 45 bps callable senior bank notes due 2026	500
SOFR + 83 bps callable senior notes due 2028	300
Total debt issuances	$5,750

In February 2025, the Parent issued $1.25 billion of fixed-to-floating rate callable senior notes maturing in 2031. The annual fixed interest rate is 4.942% from issuance to, but excluding, Feb. 11, 2030, and then an annual interest rate of the compounded secured overnight financing rate (“SOFR”) plus 88.7 basis points.

The Bank of New York Mellon may issue notes and CDs. At Dec. 31, 2024 and Dec. 31, 2023, $1.0 billion and $1.3 billion, respectively, of notes were outstanding. At Dec. 31, 2024 and Dec. 31, 2023,

BNY 37

Results of Operations (continued)
$1.1 billion and $397 million of CDs were outstanding, respectively.

The Bank of New York Mellon also issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. There was $301 million of commercial paper outstanding at Dec. 31, 2024. There was no commercial paper outstanding at Dec. 31, 2023. The average commercial paper outstanding was $1.2 billion and $5 million for 2024 and 2023, respectively.

Subsequent to Dec. 31, 2024, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $82 million, without the need for a regulatory waiver. In addition, at Dec. 31, 2024, non-bank subsidiaries of the Parent had liquid assets of approximately $3.8 billion. Restrictions on our ability to obtain funds from our subsidiaries are discussed in more detail in “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 19 of the Notes to Consolidated Financial Statements.

Pershing LLC has one uncommitted line of credit in place for liquidity purposes which is guaranteed by the Parent for $300 million. Average borrowings under this line were less than $1 million in 2024. Pershing Limited, an indirect UK-based subsidiary of BNY, has two separate uncommitted lines of credit amounting to $247 million in aggregate. Average borrowings under these lines were less than $1 million, in aggregate, in 2024.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash-generating fee-based business model, with fee revenue representing 73% of total revenue in 2024, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 119.7% at Dec. 31, 2024 and 120.5% at Dec. 31, 2023, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In 2024, we paid $1.5 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 31% for 2024.

In 2024, we repurchased 48.9 million common shares at an average price of $62.70 per common share for a total cost of $3.1 billion.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY’s consolidated HQLA at Dec. 31, 2024, and the average HQLA and average LCR for the fourth quarter of 2024.

Consolidated HQLA and LCR	Dec. 31, 2024	Sept. 30, 2024
(dollars in billions)
Cash (a)	$89	$102
Securities (b)	93	97
Total consolidated HQLA (c)	$182	$199

Total consolidated HQLA – average (c)	$187	$193
Average consolidated LCR	115%	116%
(a)    Primarily includes cash on deposit with central banks.
(b)    Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereigns and U.S. agencies.
(c)    Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $129 billion at Dec. 31, 2024 and $135 billion at Sept. 30, 2024, and averaged $128 billion for the fourth quarter of 2024 and $131 billion for the third quarter of 2024.

BNY and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout 2024.

38 BNY

Results of Operations (continued)
Net stable funding ratio (“NSFR”)

The NSFR is a liquidity requirement applicable to large U.S. banking organizations, including BNY. The NSFR is expressed as a ratio of the available stable funding to the required stable funding amount over a one-year horizon. Our average consolidated NSFR was 132% for the fourth quarter of 2024 and third quarter of 2024.

BNY and each of our affected domestic bank subsidiaries were compliant with the NSFR requirement of at least 100% throughout the fourth quarter of 2024.

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

Net cash provided by operating activities was $687 million in 2024, compared with $5.9 billion in 2023. In 2024, net cash provided by operating activities primarily resulted from earnings, partially offset by changes in trading assets and liabilities. In 2023, net cash provided by operating activities primarily resulted from earnings and changes in accruals and other, net.

Net cash used for investing activities was $9.5 billion in 2024, compared with $5.8 billion in 2023. In 2024, net cash used for investing activities primarily reflects changes in federal funds sold and securities purchased under resale agreements, a net increase in the securities portfolio and the net change in loans, partially offset by changes in interest-bearing deposits with the Federal Reserve and other central banks. In 2023, net cash used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks and changes in federal funds sold and securities purchased under resale agreements, partially offset by a net decrease in the securities portfolio.

Net cash provided by financing activities was $6.3 billion in 2024, compared with net cash used for financing activities of $3.5 billion in 2023. In 2024, net cash provided by financing activities primarily reflects changes in deposits and issuances of long-term debt, partially offset by repayments of long-term debt and common stock repurchases. In 2023, net cash used for financing activities primarily reflects repayments of long-term debt, changes in payables to customers and broker-dealers and common stock repurchases, partially offset by issuances of long-term debt and changes in deposits.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2024	2023
At Dec. 31:
BNY shareholders’ equity to total assets ratio	9.9%	9.9%
BNY common shareholders’ equity to total assets ratio	8.9%	8.9%
Total BNY shareholders’ equity	$41,318	$40,770
Total BNY common shareholders’ equity	$36,975	$36,427
BNY tangible common shareholders’ equity – Non-GAAP (a)	$19,412	$19,174
Book value per common share	$51.52	$47.97
Tangible book value per common share – Non-GAAP (a)	$27.05	$25.25
Closing stock price per common share	$76.83	$52.05
Market capitalization	$55,139	$39,524
Common shares outstanding	717,680	759,344

Full-year:
Cash dividends per common share	$1.78	$1.58
Common dividend payout ratio	31%	41%
Common dividend yield	2.3%	3.0%
(a)    See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 115 for the reconciliation of these Non-GAAP measures.

BNY 39

Results of Operations (continued)
The Bank of New York Mellon Corporation’s total shareholders’ equity increased to $41.3 billion at Dec. 31, 2024 from $40.8 billion at Dec. 31, 2023. The increase primarily reflects earnings and an increase in additional paid-in capital, partially offset by common stock repurchases and dividend payments.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $1.2 billion at Dec. 31, 2024, compared with $1.6 billion at Dec. 31, 2023. The improvement in the net unrealized loss, including the impact of related hedges, primarily reflects securities moving closer to maturity.

We repurchased 48.9 million common shares at an average price of $62.70 per common share for a total of $3.1 billion in 2024.

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

In April 2024, we announced a new authorization providing for the repurchase of $6.0 billion of common shares in addition to any remaining capacity under the existing January 2023 authorization.

In July 2024, our Board of Directors approved a 12% increase in the quarterly cash dividend on common stock, from $0.42 to $0.47 per share. We began paying the increased quarterly cash dividend in the third quarter of 2024.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY must, among other things, qualify as “well capitalized.” As of Dec. 31, 2024 and Dec. 31, 2023, BNY and our U.S. bank subsidiaries were “well capitalized.” Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. See the discussion of these matters in “Supervision and Regulation – Regulated Entities of BNY and Ancillary Regulatory Requirements” and “Risk Factors – Capital and Liquidity Risk – Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or capital adequacy and liquidity rules more generally, could result in limitations on our activities and adversely affect our business and financial condition.”

The U.S. banking agencies’ capital rules are based on the framework adopted by the Basel Committee on Banking Supervision (“BCBS”), as amended from time to time. For additional information on these capital requirements, see “Supervision and Regulation.”

40 BNY

Results of Operations (continued)
The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2024					Dec. 31, 2023
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		11.7%	11.5%
Tier 1 capital ratio	6%		10		14.4	14.2
Total capital ratio	10		12		15.3	14.9
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		11.2%	11.9%
Tier 1 capital ratio	6%		10		13.7	14.6
Total capital ratio	10		12		14.8	15.6
Tier 1 leverage ratio	N/A	(c)	4		5.7	6.0
SLR (d)	N/A	(c)	5		6.5	7.3

The Bank of New York Mellon regulatory capital ratios: (b)(e)
CET1 ratio	6.5%		7%		16.1%	16.2%
Tier 1 capital ratio	8		8.5		16.1	16.2
Total capital ratio	10		10.5		16.3	16.3
Tier 1 leverage ratio	5		4		6.3	6.6
SLR (d)	6		3		7.6	8.5
(a)    Minimum requirements for Dec. 31, 2024 include minimum thresholds plus currently applicable buffers. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%. The stress capital buffer (“SCB”) requirement is 2.5%, equal to the regulatory minimum for Standardized Approach capital ratios.
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
(e)    The Bank of New York Mellon’s effective capital ratios under the U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches, which for Dec. 31, 2024 was the Standardized Approach for the CET1 and Tier 1 capital ratios and the Advanced Approaches for the Total capital ratio, and for Dec. 31, 2023 was the Advanced Approaches.
N/A - Not applicable.

Our CET1 ratio determined under the Standardized Approach was 11.2% at Dec. 31, 2024 and 11.5% at Dec. 31, 2023 under the Advanced Approaches. The decrease was primarily driven by capital returned through common stock repurchases and dividends and higher RWAs, partially offset by capital generated through earnings.

The Tier 1 leverage ratio was 5.7% at Dec. 31, 2024, compared with 6.0% at Dec. 31, 2023. The decrease was driven by higher average assets, partially offset by an increase in capital.

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

Our capital ratios are necessarily subject to, among other things, anticipated compliance with all necessary enhancements to model calibration, approval by regulators of certain models used as part of RWA calculations, other refinements, further implementation guidance from regulators, market practices and standards and any changes BNY may make to its businesses. As a consequence of these factors, our capital ratios may materially change, and may be volatile over time and from period to period.

Under the Advanced Approaches, our operational loss risk model is informed by external losses, including fines and penalties levied against institutions in the financial services industry, particularly those that relate to businesses in which we operate, and as a

BNY 41

Results of Operations (continued)
result external losses have impacted and could in the future impact the amount of capital that we are required to hold.

The following table presents our capital components and RWAs.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2024	2023
CET1:
Common shareholders’ equity	$36,975	$36,427
Adjustments for:
Goodwill and intangible assets (a)	(17,563)	(17,253)
Net pension fund assets	(333)	(297)
Embedded goodwill	(254)	(275)
Deferred tax assets	(62)	(62)
Other	(4)	(6)
Total CET1	18,759	18,534
Other Tier 1 capital:
Preferred stock	4,343	4,343
Other	(63)	(14)
Total Tier 1 capital	$23,039	$22,863
Tier 2 capital:
Subordinated debt	$1,398	$1,148
Allowance for credit losses	392	414
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,779	1,551
Excess of expected credit losses	109	85
Less: Allowance for credit losses	392	414
Total Tier 2 capital – Advanced Approaches	$1,496	$1,222
Total capital:
Standardized Approach	$24,818	$24,414
Advanced Approaches	$24,535	$24,085

Risk-weighted assets:
Standardized Approach	$167,786	$156,178
Advanced Approaches:
Credit Risk	$90,076	$87,223
Market Risk	4,808	3,380
Operational Risk	65,588	70,925
Total Advanced Approaches	$160,472	$161,528

Average assets for Tier 1 leverage ratio	$402,069	$383,705
Total leverage exposure for SLR	$353,523	$313,555
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax-deductible goodwill.
The table below presents the factors that impacted CET1 capital.

CET1 generation	2024
(in millions)
CET1 – Beginning of period	$18,534
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	4,336
Goodwill and intangible assets, net of related deferred tax liabilities	(310)
Gross CET1 generated	4,026
Capital deployed:
Common stock repurchases	(3,064)
Common stock dividends (a)	(1,348)
Total capital returned	(4,412)
Other comprehensive gain (loss):
Unrealized gain on assets available-for-sale	429
Foreign currency translation	(189)
Unrealized (loss) on cash flow hedges	(6)
Defined benefit plans	3
Total other comprehensive gain	237
Additional paid-in capital (b)	413
Other additions (deductions):
Net pension fund assets	(36)
Embedded goodwill	21
Other	(24)
Total other (deductions)	(39)
Net CET1 generated	225
CET1 – End of period	$18,759
(a)    Includes dividend-equivalents on share-based awards.
(b)    Primarily related to stock awards and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2024 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2024
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	6	bps	7	bps
Advanced Approaches	6		7

Tier 1 capital:
Standardized Approach	6		8
Advanced Approaches	6		9

Total capital:
Standardized Approach	6		9
Advanced Approaches	6		10

Tier 1 leverage	2		1

SLR	3		2

42 BNY

Results of Operations (continued)
Stress capital buffer

In July 2023, the Federal Reserve announced that BNY’s SCB requirement would remain at 2.5%, equal to the regulatory floor, for the period from Oct. 1, 2023 through Sept. 30, 2024. The SCB replaced the static 2.5% capital conservation buffer for Standardized Approach capital ratios for Comprehensive Capital Analysis and Review (“CCAR”) BHCs. The SCB does not apply to bank subsidiaries, which remain subject to the static 2.5% capital conservation buffer. In August 2024, the Federal Reserve announced that BNY’s SCB requirement would remain at 2.5%, equal to the regulatory floor, for the period from Oct. 1, 2024 through Sept. 30, 2025. See “Supervision and Regulation” for additional information.

The SCB final rule generally eliminates the requirement for prior approval of common stock repurchases in excess of the distributions in a firm’s capital plan, provided that such distributions are consistent with applicable capital requirements and buffers, including the SCB.

Total Loss-Absorbing Capacity (“TLAC”)

The following summarizes the minimum requirements for BNY’s external TLAC and external long-term debt (“LTD”) ratios, plus currently applicable buffers.

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

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2024
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	30.2%
As a percentage of total leverage exposure	7.5%	9.5%	14.3%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	15.3%
As a percentage of total leverage exposure	4.5%	N/A	7.3%
N/A – Not applicable.

If BNY maintains risk-based ratio or leverage TLAC measures above the minimum required level, but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income.

BNY 43

Results of Operations (continued)
Issuer purchases of equity securities

Share repurchases – fourth quarter of 2024			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2024
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2024	3,087	$76.39	3,087	$5,846
November 2024	4,654	78.11	4,654	5,483
December 2024	1,857	81.16	1,857	5,332
Fourth quarter of 2024 (a)	9,598	$78.15	9,598	$5,332	(b)
(a)    Includes 40 thousand shares repurchased at a purchase price of $3 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price of open market share repurchases was $78.15.
(b)    Represents the maximum value of the shares to be repurchased under the share repurchase plan and includes shares repurchased in connection with employee benefit plans.

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This new share repurchase plan replaced all previously authorized share repurchase plans.

In April 2024, we announced a new authorization providing for the repurchase of $6.0 billion of common shares in addition to any remaining capacity under the existing January 2023 authorization.

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

VaR (a)	2024			Dec. 31, 2024
(in millions)	Average	Minimum	Maximum
Interest rate	$2.7	$1.9	$4.6	$2.6
Foreign exchange	2.2	1.6	3.0	2.0
Equity	0.1	—	1.0	0.1
Credit	1.3	0.9	1.9	1.5
Diversification	(4.4)	N/M	N/M	(4.8)
Overall portfolio	1.9	1.4	3.0	1.4

44 BNY

Results of Operations (continued)

VaR (a)	2023			Dec. 31, 2023
(in millions)	Average	Minimum	Maximum
Interest rate	$3.2	$1.9	$7.6	$2.6
Foreign exchange	2.9	2.0	5.7	2.9
Equity	0.2	—	1.5	0.1
Credit	1.5	0.7	3.5	1.3
Diversification	(5.0)	N/M	N/M	(4.7)
Overall portfolio	2.8	1.3	8.9	2.2
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
During 2024, interest rate risk generated 43% of average gross VaR, foreign exchange risk generated 35% of average gross VaR, equity risk generated 1% of average gross VaR and credit risk generated 21% of average gross VaR. During 2024, our daily trading loss exceeded our calculated VaR amount of the overall portfolio on only one occasion.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)
	Quarter ended
(dollars in millions)	Dec. 31, 2024	Sept. 30, 2024	June 30, 2024	March 31, 2024	Dec. 31, 2023
Revenue range:	Number of days
Less than $(2.5)	—	—	—	—	2
$(2.5) – $0	2	2	2	1	3
$0 – $2.5	12	18	8	19	18
$2.5 – $5.0	26	27	34	30	25
More than $5.0	24	17	19	12	15
(a)    Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest income.

Trading assets include debt and equity instruments and derivative assets, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading assets were $14.0 billion at Dec. 31, 2024 and $10.1 billion at Dec. 31, 2023.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading liabilities were $4.9 billion at Dec. 31, 2024 and $6.2 billion at Dec. 31, 2023.

Under our fair value methodology for derivative contracts, an initial “risk-neutral” valuation is performed on each position assuming time discounting based on a AA credit curve. In addition, we consider credit risk in arriving at the fair value of our derivatives.

We reflect external credit ratings as well as observable credit default swap spreads for both ourselves and our counterparties when measuring the fair value of our derivative positions. Accordingly, the valuation of our derivative positions is sensitive to the current changes in our own credit spreads, as well as those of our counterparties.

BNY 45

Results of Operations (continued)
At Dec. 31, 2024, our OTC derivative assets, including those in hedging relationships, of $3.7 billion included a credit valuation adjustment (“CVA”) deduction of $11 million. Our OTC derivative liabilities, including those in hedging relationships, of $2.9 billion included a debit valuation adjustment (“DVA”) of $7 million related to our own credit spread. Net of hedges, the CVA increased by less than $1 million and the DVA decreased by less than $1 million in 2024, which decreased other trading revenue by $1 million in 2024. During 2024, no realized loss was charged off against CVA reserves.

At Dec. 31, 2023, our OTC derivative assets, including those in hedging relationships, of $2.3 billion included a CVA deduction of $16 million. Our OTC derivative liabilities, including those in hedging relationships, of $3.8 billion included a DVA of $4 million related to our own credit spread. Net of hedges, the CVA increased by $1 million and the DVA increased by $1 million in 2023, which increased other trading revenue by less than $1 million in 2023. During 2023, no realized loss was charged off against CVA reserves.

The table below summarizes our exposure, net of collateral related to our derivative counterparties, as determined on an internal risk management basis. Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY.

Foreign exchange and other trading counterparty risk rating profile

	Dec. 31, 2024		Dec. 31, 2023
(dollars in millions)	Exposure, net of collateral	Percentage of exposure, net of collateral	Exposure, net of collateral	Percentage of exposure, net of collateral
Investment grade	$3,201	98%	$2,062	95%
Non-investment grade	76	2%	103	5%
Total	$3,277	100%	$2,165	100%

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

An earnings simulation model is the primary tool used to assess changes in pre-tax net interest income between a baseline scenario and hypothetical interest rate scenarios. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the scenarios over a 12-month measurement period.

The baseline scenario incorporates the market’s forward rate expectations and management’s assumptions regarding client deposit rates, credit spreads, changes in the prepayment behavior of loans and securities and the impact of derivative financial instruments used for interest rate risk management purposes as of each respective quarter-end. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior and are inherently uncertain. Actual results may differ materially from projected results due to timing, magnitude and frequency of interest rate changes, and changes in market conditions and management’s strategies, among other factors. Client deposit levels and mix are key assumptions impacting net interest income in the baseline as well as the hypothetical interest rate scenarios. The earnings simulation model assumes static deposit levels and mix, and it also assumes that no management actions will be taken to mitigate the effects of interest rate changes. Typically, the baseline scenario uses the average deposit balances of the quarter.

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

46 BNY

Results of Operations (continued)
The following table shows net interest income sensitivity for BNY.

Estimated changes in net interest income (in millions)	Dec. 31, 2024	Sept. 30, 2024	Dec. 31, 2023
Up 100 bps rate shock vs. baseline	$125	$190	$254
Long-term up 100 bps, short-term unchanged	88	130	71
Short-term up 100 bps, long-term unchanged	37	60	183
Long-term down 100 bps, short-term unchanged	(90)	(139)	(73)
Short-term down 100 bps, long-term unchanged	(104)	(124)	(270)
Down 100 bps rate shock vs. baseline	(194)	(263)	(343)

At Dec. 31, 2024, the changes in the impacts of a 100 basis point upward or downward shift in rates on net interest income compared with Sept. 30, 2024 were primarily driven by an increase in fixed-rate assets and floating rate liabilities.

While the net interest income sensitivity scenario calculations assume static deposit balances to facilitate consistent period-over-period comparisons, net interest income is impacted by changes in deposit balances and interest rate trajectory. Noninterest-bearing deposits are particularly sensitive to changes in short-term rates.

To illustrate the net interest income sensitivity to non-interest-bearing deposits, we estimate that a $5 billion instantaneous reduction/increase in U.S. dollar-denominated noninterest-bearing deposits would reduce/increase the net interest income sensitivity results in the up 100 basis point rate shock scenario in the table above by approximately $260 million, and in the down 100 basis point rate shock scenario by approximately $160 million. The impact would be smaller if the reduction/increase was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

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

Estimated changes in EVE	Dec. 31, 2024

Rate change:
Up 200 bps vs. baseline	(1.9)%
Up 100 bps vs. baseline	—%
Down 100 bps vs. baseline	(0.7)%
Down 200 bps vs. baseline	(2.4)%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2024, net investments in foreign operations totaled $14 billion and were spread across 19 foreign currencies.

BNY 47

Risk Management
Overview

BNY plays a vital role in the global financial markets, and effective risk management is critical to our success. BNY operates under the Enterprise Risk Management Framework (“risk management framework”) which is the foundation of our risk management approach. Risk management begins with a strong risk culture, and we reinforce our culture through principle-based policies including the Code of Conduct, which are grounded in our core values of passion for excellence, integrity, strength in diversity and courage to lead.

These values are critical to our success. They not only explain what we stand for and our shared culture, but also help us to think and act globally. They serve as a representation of the promises we have made to our clients, communities, shareholders and each other.

BNY’s Risk Identification process is a core component of BNY’s risk framework and is the foundation for understanding and managing risk. We utilize a common risk language, our Risk Taxonomy, to identify risks across our six primary risk categories: Operational Risk, Market Risk, Credit Risk, Liquidity Risk, Model Risk and Strategic Risk. Quarterly, the Company engages in a process designed to document identification and assessment of its risks, and to determine the set of risks material to BNY. Outputs from the Risk Identification process inform elements of our risk framework such as our Risk Appetite as well as Enterprise-wide Stress Testing and Capital Planning.

BNY’s Risk Appetite expresses the level of risk we are willing to tolerate to meet our strategic objectives in a manner that balances risk and reward while considering our risk capacity and maintaining a balance sheet that remains resilient throughout market cycles. This guides BNY’s risk-taking activities and informs key decision-making processes, including the manner by which we pursue our business strategy and the methods by which we manage risk. The Risk Appetite Statement and associated key risk metrics to monitor our risk profile are updated and approved by the Risk Committee of the Board at least annually.

BNY conducts Enterprise-wide Stress Testing as part of its Internal Capital Adequacy Assessment Process in accordance with CCAR, and as required by the enhanced prudential standards issued pursuant to the
Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Enterprise-wide Stress Testing considers the Company’s lines of business, products, geographic areas and risk types incorporating the results from underlying models and projections for a range of stress scenarios. Additional details on Capital Planning and Stress Testing are included in “Supervision and Regulation.”

Three Lines of Defense

BNY’s three lines of defense model is a critical component of our risk management framework to clarify roles and responsibilities across the organization.

BNY’s first line of defense includes senior management and business and corporate staff, excluding management and employees in Risk Management, Compliance and Internal Audit. Senior management in the first line is responsible for maintaining and implementing an effective risk management framework and appropriately managing risk consistent with its strategy and risk tolerance, including establishing clear responsibilities and accountability for the identification, measurement, management and control of risk.

Risk and Compliance is the independent second line of defense, reporting to the Chief Risk Officer. The Chief Risk Officer reports to both the Chief Executive Officer and the Risk Committee of the Company’s Board of Directors. Risk and Compliance is responsible for establishing policies, expectations and guidance for managing risk at BNY while also independently monitoring, reviewing and challenging the first line. To facilitate the comprehensive global application of consistent standards for each risk or compliance topic, independent oversight is provided by Risk and Compliance across three perspectives – lines of business; legal entities; and enterprise-wide risk and compliance disciplines.

Internal Audit is BNY’s third line of defense and serves as an independent, objective assurance function that reports directly to the Audit Committee of the Company’s Board of Directors. It assists the Company in accomplishing its objectives by bringing a systematic, disciplined, risk-based approach to evaluate and improve the effectiveness of the Company’s risk management, control and governance processes. The scope of Internal Audit’s work

48 BNY

Risk Management (continued)
includes the review and evaluation of the adequacy, effectiveness and sustainability of risk management procedures, internal control systems, information systems and governance processes.

Governance

BNY’s management is responsible for execution of the Company’s risk management framework and the governance structure that supports it, with oversight provided by BNY’s Board of Directors through two key Board committees: the Risk Committee and the Audit Committee.

A summary of the governance structure is provided below.

BNY Board of Directors

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

The Risk Committee is comprised entirely of independent directors and meets on a regular basis to review and assess the control processes with respect to the Company’s inherent risks. It also reviews and assesses the Company’s risk management policies and practices. The roles and responsibilities of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bny.com.

The Audit Committee is also comprised entirely of independent directors. The Audit Committee meets on a regular basis to perform an oversight review of the integrity of the financial statements and financial reporting process, compliance with legal and regulatory requirements, the Company’s independent registered public accountant’s qualifications and independence, and the performance of our internal audit function and the independent registered public accountant. The Audit Committee also reviews management’s assessment of the adequacy of internal controls. The functions of the Audit Committee are described in more detail in its charter, a copy of which is available on our website, www.bny.com.
The SRCC is the most senior management level risk governance group at the Company and is responsible for oversight of all Risk Management, Compliance & Ethics activities and processes, including the Enterprise Risk Management Framework. The committee is chaired by the Chief Risk Officer and its members include the Chief Financial Officer, Chief Information Officer, Global Head of Engineering and General Counsel.

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

BNY 49

Risk Management (continued)
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
•Compliance and Ethics Oversight Committee: Provides governance and oversight of the operations of the Compliance and Ethics function and the management and reporting of compliance risk-related issues, as well as Compliance and Ethics processes, policies, procedures and standards.
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

•Enterprise Risk Committee: Oversees the Enterprise Risk Management Framework and related activities, including comprehensive discussions, deliberations and collaboration on material and emerging risks, limit setting, risk reporting, issue management, escalation and relevant decision-making.
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
•Regulatory Oversight Committee: Provides strategic direction, oversight, challenge, and coordination across regulatory remediation initiatives.
•Resolvability Steering Committee: Oversees recovery and resolution planning, including but not limited to the project governance and oversight framework for all recovery and resolution planning requirements in relevant jurisdictions where BNY operates.
•Technology Risk Committee: Oversees the review and assessment of technology risk and control issues observed from existing business practices or activities, or arising from new business practices or activities in our various lines of business and supporting operations so as to assist the Company in managing and monitoring technology risk and control issues.

50 BNY

Risk Management (continued)
Risk Types Overview

The understanding, identification, measurement and mitigation of risk are essential elements for the successful management of BNY. We leverage a comprehensive risk taxonomy to support consistent language for defining and understanding risks. The primary categories in our risk taxonomy are:

Type of risk	Description
Operational
The risk of loss and/or regulatory, legal or reputational impact resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes risks, such as compliance and financial crimes, technology risks and third party risks.

Market	The risk of financial loss or adverse change to the economic condition of BNY resulting from movements in market risk factors. Market risk factors include, but are not limited to, interest rates, credit spreads, foreign exchanges rates, commodity prices, and equity prices.
Credit	Credit risk denotes a broad category of adverse financial outcomes arising from credit events (default, bankruptcy, ratings migration) associated with obligor/counterparty not meeting (inability/unwilling) its contractual obligations. Credit risk is present in the majority of our assets, but primarily concentrated in the loan and securities books, as well as foreign exchange and off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.
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

Operational risk

In providing a comprehensive array of products and services, we are exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, failure of internal control systems and meeting compliance requirements, fraud by employees or persons outside BNY or business interruption due to system failures or other events. Operational risk may also include breaches of our technology and information systems resulting in unauthorized access to confidential information or from internal or external threats, such as cyberattacks. Operational risk also includes potential legal or regulatory actions that could arise. In the case of an operational event, we could suffer financial losses as well as reputational damage.

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

The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities comprising:
•Accountability of Businesses – Business managers are responsible for maintaining an effective system of internal controls commensurate with the business risk profiles and in accordance with BNY policies and procedures.
•Operational Risk Management is the independent second line function responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY. The primary objectives of the Operational Risk Management Framework are to promote effective risk management, identify emerging risks and drive improvement in controls and to reduce operational risk. The Operational

BNY 51

Risk Management (continued)
Risk Management function includes independent operational risk oversight of all lines of business and functions, as well as specialist oversight of areas such as data risk, fraud risk, and third party risk.
•Technology risk is a subset of operational risk. Technology Risk Management is part of the second line of defense risk function providing oversight over technology risks in an effort to improve the likelihood that technology risks are identified, considered, and managed effectively against the stated risk appetite of the Company. Technology Risk Management is responsible for developing risk management policies and tools in an effort to identify and manage risks across cyber, infrastructure, applications, and resiliency and is responsible for confirming such policies and tools are well understood by the first line of defense. Further, Technology Risk Management oversees the risk reporting process through our governance and that the risks are managed within our defined risk appetite and risk management framework. Technology Risk Management uses its expertise in engaging in centralized activities and capabilities, and data-driven methodologies. Additionally, Technology Risk Management acts as a catalyst to drive the development of global technology policies, key controls, and methods to assess, measure, and monitor information and technology risk for BNY. The function also conducts integrated independent assessments on multiple cyber and digital initiatives within the Company and works to drive better understanding and a more accurate assessment of technology risks.
•Operational resiliency is a strategic priority for the Company. Foundational to our enterprise resiliency strategy is the Business Services Framework, governed by the first line Enterprise Resiliency Office, with second line oversight from Resiliency Risk Management. First line business management is accountable for maintaining effective resiliency capabilities under this framework, while Engineering and Operations are responsible for successful execution in coordination with the business. Elements of the resiliency strategy include the Business Services Framework, management of technology assets, Incident and Crisis Management, as well as Disaster Recovery Testing and Business Continuity capabilities. We are also focused on the resiliency capabilities of our third-party service providers. These processes are intended to position the Company to continuously deliver services to our clients through our ability to prevent, respond to and recover from business disruptions and threats.
•Compliance and financial crimes risk is also a subset of operational risk with second line Compliance and Ethics and Financial Crime Compliance teams. Compliance and financial crimes risk is defined as the risk of legal or regulatory sanctions, material financial loss, or a financial institution’s reputational loss as a result of its failure to comply with laws, regulations, rules, related self-regulatory organizational standards, and codes of conduct or organizational standards of practice. We seek to comply with all obligations through a comprehensive, integrated Compliance and Ethics Management Framework.

Market risk

Our business activity tends to minimize outright our direct exposure to market risk, with such risk primarily limited to market volatility from trading activity in support of clients. More significant market risk is assumed in the form of interest rate and credit spread risk within the investment portfolio as a means for asset/liability management and net interest income generation, and also through the interest rate risk associated with BNY’s balance sheet position which is sensitive to adverse movements in interest rates.

The Company has indirect market risk exposure associated with the change in the value of financial collateral underlying securities financing and derivatives positions. The Collateral Margin Review Committee reviews and approves the standards for collateral received or paid in respect of collateralized derivative agreements and securities financing transactions. The Markets business monitors its market risk through a variety of metrics including trading VaR and trading stressed VaR. Finally, the Risk Quantification Review Group reviews back-testing results for the Company’s VaR model.

Credit risk

We extend direct credit in order to foster client relationships and as a method by which to generate interest income from the deposits that result from business activity. We extend and incur intraday credit exposure in order to facilitate our various processing activities.

52 BNY

Risk Management (continued)
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

The calculation of a fundamental credit measure is based on a projection of a statistically probable credit loss, used to help determine the appropriate loan loss reserve and to measure customer profitability. Credit loss considers three basic components: the estimated size of the exposure whenever default might occur, the probability of default before maturity and the severity of the loss we would incur, commonly called “loss given default.” Borrowers/counterparties are assigned ratings by the business and reviewed, challenged and approved by the Credit Portfolio Managers on an 18-grade scale, which translate to a scaled probability of default. Additionally, transactions are assigned loss given default ratings (on a 5-grade scale) that reflect the transactions’ structures, including the effects of guarantees, collateral and relative seniority of position.

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

BNY seeks to limit both on- and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review Group, which is an independent group within Internal Audit, composed of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

Liquidity risk

Adequate liquidity is vital to BNY’s ability to process payments as well as settle and clear transactions on behalf of clients. The Company’s liquidity position can be affected by multiple factors, including funding mismatches, market conditions that impact our ability to convert our investment portfolio to cash, inability to issue debt or roll over funding, run-off of core deposits, and contingent liquidity events such as additional collateral posting requirements. Additionally, a downgrade in our credit rating cannot only lead to an outflow of deposits, which are a major source of our funding, but also increase our margin requirements on secured transactions and have a broader adverse impact on our overall brand that may further impair our ability to refinance maturing liabilities. Changes in economic conditions or exposure to other risks can also affect our liquidity.

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

BNY actively manages and monitors its cash position, quality of the investment portfolio, intraday liquidity positions and potential liquidity needs in order to support the timely payment and settlement of obligations under both normal and stressed conditions. The Company uses a range of stress testing measures in connection with its efforts to

BNY 53

Risk Management (continued)
maintain sufficient liquidity relative to risk appetite, including the Liquidity Coverage Ratio and Internal Liquidity Stress Testing.

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

BNY’s processes are designed to identify the conditions under which model risk incidents could occur and to establish controls that are designed to minimize or prevent loss in case of such an event. These processes include enforcement of standards for developing models, a process to validate new models, change controls for existing models, and a monitoring system to assess performance throughout a model’s life.

When evaluating the degree of model risk, we consider multiple dimensions, including the quality of design, the robustness of controls, and indications of underperformance. Based on these measures, we create an overall metric that is intended to measure the health of the Company’s modeling environment and set thresholds around it. This allows us to manage model risk, not only at the level of the individual model, but also in aggregate, across all the Company’s businesses.

Strategic risk

Our strategy includes, but is not limited to, improving organic growth across our businesses, delivering quality solutions and evolving our operating model. Successful realization of our strategy requires that we provide expertise, insight and market-leading and technology-enabled products and services that drive economies of scale. Additionally, it requires attracting, developing and retaining highly talented people capable of executing our strategy, while safeguarding our financial profile. Failure to achieve these objectives may negatively impact both our growth strategy and our ability to service our existing clients, resulting in potential financial loss or litigation.

The markets in which we and our clients operate can evolve quickly. The introduction of new or disruptive technologies, geopolitical events and economic slowdowns are examples of factors that can create market uncertainty. Failure to anticipate or participate in transformational change within a given market or appropriately and promptly react to market conditions or client preferences could result in poor strategic positioning and potential negative financial impact. While it is essential that we continue to innovate and respond to changing markets and client demand, we strive to do so in a manner that does not adversely affect our financial position or compromise our fundamental business strategy.

Other Risk Considerations

In addition to the primary risk categories and sub-categories noted above, we consider risks that have significance and may manifest across multiple categories of risk. These risk considerations include data risk, fraud risk, third party risk, environmental, social and governance risk, reputational risk and geopolitical and country risk.

Data risk

We are exposed to data management risk when we fail to consistently manage and control our data assets through the entire lifecycle, including managing the production, confidentiality, quality, integrity, availability, and retention of data information.

Our risk management approach considers data risks within our business activities. Our Data Management Framework and supporting policies address management of data in key areas of data architecture, data governance, data quality management, data protection, data usage and ethics.

Emphasis is placed on data quality through data policies, regular quality assessments, and continuous improvement programs aimed at enhancing data integrity. The data architecture must be resilient and scalable to support the complex and evolving needs of the business. Efforts are made to strengthen the control environment in mitigating data management risks, aiming to achieve a higher data maturity level which enables the integration of innovative data solutions.

54 BNY

Risk Management (continued)
We also consider data risks in the execution of our business objectives and processes, including the development of new products and services, including AI applications. We remain committed to increasing the effectiveness of our data management practices which are designed to enable us to deliver products and services to our clients across the investment lifecycle.

Fraud risk

Fraud risk, the risk associated with an internal or external party deliberately performing an activity that relies on deception to achieve financial gain to the detriment of BNY or its clients or affiliated or related parties, is an inherent risk as part of our business. As part fraud prevention, we utilize tools which include culture and awareness campaigns, risk identification, risk assessment and risk mitigation which help us understand key fraud risks and controls and to educate employees about the expectations of identifying and reporting fraud attempts in order to protect assets of BNY and its clients.

Third party risk

Third party risk arises from an adverse impact on the Company due to reliance on third parties, including vendors, that provide goods or perform services or other benefits on our behalf or on behalf of our clients. As part of our third-party risk management framework, we identify, evaluate, measure, mitigate, monitor and re-assess risks in an attempt to reduce the likelihood of, and negative impacts from, operational failures throughout the lifecycle of an engagement with a third party.

Environmental, social and governance

We are exposed to environmental, social and governance risks factors that may lead to increased risk levels across one or more enterprise risk categories and may impact our risk management frameworks. For example, climate risks include physical risks from acute and chronic weather-related effects as well as transition risks from changes such as fiscal policy, legislation and regulation, technological development, and investor and customer preference changes. Social and governance risks could also impact our risk categories and risk management frameworks.

These effects may be wide-ranging with potential financial and operational resilience implications that could negatively impact the Company’s strategic objectives and financial performance, reputation, business operations, ability to service clients and broad stakeholder relationships. Potential risk outcomes include, but are not limited to, adverse publicity, loss of business, financial loss, litigation, employee impacts, and other operational impacts. For example, climate-related impacts have been identified across our credit portfolios, strategic positioning, operational resiliency, and the pace and volume of regulatory change, with the potential for reputational impacts across these areas. Thus, these risk factors are considered when managing risk within appetite and limits across the enterprise risk categories.

Reputational risk

We are exposed to Reputational Risk as a result of negative stakeholder perception which may result from any decision, action, or inaction by BNY, any of our employees, or through other associated parties, such as clients, strategic partners, and third parties. Reputational impacts can result in risks to current or anticipated earnings, capital, liquidity, brand, and enterprise value, and can stem from any line of business, corporate function, legal entity, product, or service.

Geopolitical and country risk

We are exposed to the effects of geopolitical events, including tensions between nations and/or regions that may disrupt the stability of international relations, economies or markets. Geopolitical event risks include wars, trade or territorial disputes, sanctions, cybersecurity conflicts, nuclear advancements, the imposition of tariffs and retaliatory measures, shifts in alliances and government policy changes that impact global systems and stakeholders. These events can affect macroeconomic factors and financial markets which could result in losses to BNY or its clients. We are also exposed to the risks associated with maintaining commercial relationships within or connected to sovereign jurisdictions which, among other things, may not possess: an independent judiciary, a history of political pluralism, robust protections for private property (including intellectual property), traditions of free enterprise or the rule of law, or similar attributes. We monitor geopolitical events to assess and measure the potential impact on BNY.

BNY 55

Cybersecurity
BNY maintains a broad range of defenses aimed at remaining abreast of and responding to evolving cybersecurity threats impacting the Company, its operations, its clients, its third-party service providers and the broader financial services sector. During 2024, cybersecurity threats did not have a material effect on the Company’s business strategy or operations. However, the financial services sector is prone to cybersecurity threats, and there can be no assurance that the Company will be able to successfully protect its information systems against material cybersecurity incidents in the future. Given the increasing prevalence and severity of cybersecurity incidents affecting financial institutions, other companies and governmental agencies as well as the evolving and adaptive nature of cybersecurity threats, cybersecurity risk management is a priority for the Company that impacts its allocation of resources, operations and risk management strategy. For a further discussion of the various risks related to cybersecurity threats and the potential impact on the Company’s business strategy, results of operations or financial condition, see “Risk Factors – Operational Risk.”

Risk management strategy and procedures

BNY has implemented policies and procedures designed to detect, prevent and respond to malicious and accidental disruptions to the delivery of critical technology services. BNY’s cybersecurity risk management program is embedded in the Company’s three lines of defense model.

As part of its first line of defense, the Company maintains a dedicated Information Security Division (“ISD”), led by the Chief Information Security Officer (the “CISO”), that is responsible for the day-to-day management of risks from cybersecurity threats. ISD’s responsibilities include cybersecurity threat intelligence, incident response and other cybersecurity operations aimed at enabling the Company to identify, assess and manage existing and emerging cybersecurity threats. ISD monitors for potential threats and communicates relevant risks to the CISO and other members of executive management. Additionally, ISD maintains a cybersecurity incident response and reporting process pursuant to which cybersecurity incidents are classified according to their severity based upon an assessment of multiple factors. Certain cybersecurity incidents may activate enterprise-wide resiliency processes, which include, among other things, escalation through the management and Board committee structures described below. In addition, the Company maintains a preparedness program designed to reinforce cybersecurity risk management practices and compliance with the Company’s policies and procedures. The preparedness program includes mandatory training for all employees, contractors and consultants, enhanced training for those in roles presenting higher risk, calibrated phishing email simulations, distribution of information security awareness materials and cybersecurity event simulation exercises. In addition, the Company leverages both internal and external assessments and engages with third-party assessors, consultants and auditors to evaluate and test its cybersecurity controls and provide guidance on potential improvements, including design and operating effectiveness. The Company has standing arrangements with third parties to assist the Company in identifying, assessing and managing cybersecurity threats, including in connection with risk assessments, penetration testing, legal advice and other aspects of the Company’s cybersecurity risk management and incident response processes.

BNY has a defined third-party governance framework to help manage the risk posed to the Company by the use of third-party service providers. The Company evaluates the risk posed by third-party service engagements based on multiple factors. The Company has protocols that seek to mitigate cybersecurity risks associated with third-party service providers based on the risk level assigned to such third party, which may include mandatory contractual obligations or the implementation of additional controls by the Company and/or the applicable service provider.

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

56 BNY

Cybersecurity (continued)
For a further discussion of BNY’s three lines of defense model, see “Risk Management – Three Lines of Defense.”

Risk management oversight and governance

The Company’s management is responsible for assessing and managing the Company’s material risks from cybersecurity threats with oversight provided by the Parent’s Board of Directors and the Board committees. The Risk Committee of the Board has primary responsibility for oversight of the overall operation of the Company’s risk management framework, including policies and practices addressing cybersecurity risk, and is responsible for the oversight of the second line of defense with respect to its cybersecurity risk management responsibilities. The Technology Committee of the Board and the full Board regularly receive reports and briefings from management concerning cybersecurity matters, including any significant changes to the Company’s cybersecurity program. The Company also has protocols for escalating cybersecurity threats and incidents to the Technology Committee of the Board and the full Board. In addition, the Audit Committee monitors and oversees the performance of Internal Audit, including with respect to its cybersecurity risk management responsibilities.

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

The Technology Risk Committee is the most senior governance committee primarily focused on cybersecurity and technology risk issues and is a part of the second line of defense risk function. It is responsible for, among other things, overseeing and reviewing emerging cybersecurity risks, significant cybersecurity incidents and remediation plans. The Technology Risk Committee receives reports from management and has protocols for escalating certain issues and risks to the SRCC and the Risk Committee of the Board of Directors. The Technology Risk Committee is chaired by the interim Chief Technology Risk Officer. Members include key leaders from the first line of defense, including the CISO.

BNY’s CIO, CISO and interim Chief Technology Risk Officer each have extensive experience in assessing and managing risks from cybersecurity threats. The Company’s CISO joined BNY in 2022 and previously served as head of information security at a Fortune 500 biopharmaceutical company and an information technology company, as well as the Global Chief Technology Officer at a large cybersecurity company. The Company’s CIO joined BNY in September 2024 from a large multinational company, where she was responsible for overseeing information technology and cybersecurity operations. The Company’s interim Chief Technology Risk Officer joined BNY in November 2024 and has previous experience as Global Head of Cyber, Technology and Information Security Risk Management at a global systemically important financial institution and over a decade of experience serving the U.S. intelligence community in a variety of cybersecurity-related positions.

For a further discussion of BNY’s risk management governance structure, see “Risk Management – Governance.”

BNY 57

Supervision and Regulation
Evolving Regulatory Environment

BNY engages in banking, investment advisory and other financial activities across the globe and is subject to extensive regulation in the jurisdictions in which it operates. Global supervisory authorities generally are charged with ensuring the safety and soundness of financial institutions, protecting the interests of customers, including depositors in banking entities and investors in mutual funds and other pooled vehicles, safeguarding the integrity of securities and other financial markets and promoting systemic resiliency and financial stability in the relevant country. They are not, however, generally charged with protecting the interests of our shareholders or non-depositor creditors. This discussion outlines the material elements of selected laws and regulations applicable to us. The impact of certain other laws and regulations, such as tax law, is discussed elsewhere in this Annual Report. Changes in these standards, or in their application, cannot be predicted, but may have a material effect on our businesses and results of operations.

The financial services industry has been the subject of enhanced regulatory oversight in the past 15 years globally, and this enhanced oversight environment is likely to continue in the future. Our businesses have been subject to a significant number of global reform measures. Moreover, political developments have resulted and may continue to result in legislative and regulatory changes to key aspects of laws and regulations affecting large banking and financial institutions and in laws or regulations relating to sustainability matters.

Enhanced Prudential Standards

The Federal Reserve has adopted rules (“SIFI Rules”) to implement liquidity requirements, capital stress testing and overall risk management requirements affecting U.S. systemically important financial institutions (“SIFIs”). BNY must comply with enhanced liquidity and overall risk management standards, which include maintenance of a buffer of highly liquid assets based on projected funding needs for 30 days. The liquidity buffer is in addition to the rules regarding the LCR and NSFR, discussed below, and is described by the Federal Reserve as being “complementary” to these liquidity standards.

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

58 BNY

Supervision and Regulation (continued)
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

BNY’s capital distributions are subject to Federal Reserve oversight. The major component of that oversight is the Federal Reserve’s CCAR, implementing its capital plan rule. That rule requires BNY to submit annually a capital plan to the Federal Reserve. We are also required to collect and report certain related data on a quarterly basis to allow the Federal Reserve to monitor progress against the annual capital plan.

On March 4, 2020, the Federal Reserve finalized an SCB rule, which made changes to the capital plan rule. The SCB rule eliminated the quantitative grounds for objection to a firm’s CCAR capital plan and introduced an SCB that became part of quarterly capital requirements of CCAR firms on Oct. 1, 2020. The final rule replaced the 2.5% capital conservation buffer with an SCB requirement for capital ratios under the U.S. capital rules’ standardized approach risk-weightings framework (“Standardized Approach”) that is based on the largest projected decrease in a firm’s CET1 ratio in the nine-quarter CCAR supervisory severely adverse scenario plus four quarters of planned common stock dividends as percentage of RWAs. The SCB is subject to a 2.5% floor. Each CCAR firm, including BNY, will be notified of its SCB by August 31, and the SCB will become effective on October 1 of the applicable calendar year. In June 2024, the Federal Reserve notified BNY that its preliminary SCB requirement would remain at 2.5%, which equals the regulatory floor. The SCB requirement was confirmed via an announcement from the Federal Reserve in August
2024. The SCB rule requires that firms reduce their planned capital actions if those distributions would cause the firm to fall below applicable buffer requirements based on the firm’s own baseline scenario projections and allows firms to increase certain planned capital distributions if they are forecasted to be above capital buffer constraints. The SCB rule also eliminates the requirement for prior approval of capital distributions in excess of the distributions in a firm’s capital plan, provided that such distributions do not cause a breach of the firm’s capital ratios, including applicable buffers. In addition, the SCB rule provides that a firm must receive prior approval for any dividend, stock repurchase or other capital distribution, other than a capital distribution on a newly issued capital instrument, if a firm is required to resubmit its capital plan. In December 2024 and February 2025, the Federal Reserve indicated that it intends to propose changes to the stress test framework during 2025 and, for the 2025 stress test, take steps to reduce the volatility of results and to improve model transparency. See “MD&A – Results of Operations – Capital” for information about our share repurchase program.

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

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary Dodd-Frank Act Stress Tests (“DFAST”). The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, we are required to undergo an annual regulatory stress test

BNY 59

Supervision and Regulation (continued)
conducted by the Federal Reserve. The BHC is required to conduct an annual company-run stress test. In addition, The Bank of New York Mellon is required to conduct an annual company-run stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY). Results from our annual company-run stress tests are reported to the appropriate regulators and published.

Capital Requirements – Generally

As a BHC, we are subject to U.S. capital rules, administered by the Federal Reserve. Our bank subsidiaries are subject to similar capital requirements administered by the Federal Reserve in the case of The Bank of New York Mellon and by the OCC in the case of our national bank subsidiaries, BNY Mellon, National Association (“BNY Mellon, N.A.”) and The Bank of New York Mellon Trust Company, National Association. These requirements are intended to ensure that banking organizations have adequate capital given the risk levels of their assets and off-balance sheet exposures.

Notwithstanding the detailed U.S. capital rules, the Agencies retain significant discretion to set higher capital requirements for categories of BHCs or banks or for an individual BHC or bank as warranted.

U.S. Capital Rules – Minimum Risk-Based Capital Ratios and Capital Buffers

The U.S. capital rules require banking organizations subject to the advanced approaches risk-weighting framework (the “Advanced Approaches”), such as BNY, to satisfy minimum risk-based capital ratios using both the Standardized Approach and the Advanced Approaches. See “MD&A – Results of Operations – Capital” for details on these requirements. In addition, for CCAR firms, these minimum ratios are supplemented by (i) the SCB (which, for BNY, is 2.5%, as noted), in the case of a firm’s Standardized Approach capital ratios, and (ii) a capital conservation buffer of 2.5%, in the case of a firm’s Advanced Approaches capital ratios. The capital conservation buffer can only be satisfied with CET1 capital.

When systemic vulnerabilities are meaningfully above normal, the SCB and capital conservation buffer may be expanded up to an additional 2.5% through the imposition of a countercyclical capital buffer. For internationally active banks such as BNY, the countercyclical capital buffer required threshold is a weighted average of the countercyclical capital buffers deployed in each of the jurisdictions in which the bank has private sector credit exposures. The Federal Reserve, in consultation with the OCC and FDIC, has affirmed the current countercyclical capital buffer level for U.S. exposures of 0% and noted that any future modifications to the buffer would generally be subject to a 12-month phase-in period. Any countercyclical capital buffer required threshold arising from exposures outside the U.S. will also generally be subject to a 12-month phase-in period.

For G-SIBs like BNY, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). Method 1 is based on the BCBS framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. Method 2 uses similar inputs but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. The G-SIB surcharge applicable to BNY for 2024 was 1.5%.

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

In addition, the Agencies adopted a final rule that generally requires certain Advanced Approaches banking organizations, including BNY, to deduct from Tier 2 capital, subject to certain exceptions, direct, indirect and synthetic exposures to covered debt instruments, including TLAC instruments.

60 BNY

Supervision and Regulation (continued)
U.S. Capital Rules – Advanced Approaches Risk-Based Capital Rules

Under the U.S. capital rules’ Advanced Approaches framework, credit risk-weightings are generally based on risk-sensitive approaches that largely rely on the use of internal credit models and parameters, whereas under the Standardized Approach credit risk-weightings are generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. BNY is required to comply with Advanced Approaches reporting and public disclosures. For purposes of determining whether we meet minimum risk-based capital requirements under the U.S. capital rules, our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of each ratio as calculated under the Standardized Approach and under the Advanced Approaches framework (based on currently applicable buffers).

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

U.S. Capital Rules – Standardized Approach for Measuring Counterparty Credit Risk Exposures for Derivatives

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

U.S. Capital Rules – Leverage Ratios

The U.S. capital rules require a minimum 4% leverage ratio for all banking organizations, as well as a 3% Basel III-based SLR for Advanced Approaches banking organizations, including BNY. Unlike the Tier 1 leverage ratio, the SLR includes certain off-balance sheet exposures in the denominator, including the potential future credit exposure of derivative contracts and 10% of the notional amount of unconditionally cancelable commitments.

The U.S. G-SIBs (including BNY) are subject to an enhanced SLR, which requires us to maintain an SLR of greater than 5% (composed of the current minimum requirement of 3% plus a greater than 2% buffer) and requires bank subsidiaries of those BHCs to maintain at least a 6% SLR in order to qualify as “well capitalized” under the prompt corrective action regulations discussed below.

The Agencies adopted a final rule to exclude certain central bank deposits from the total leverage exposure, the SLR denominator, and related TLAC and LTD measures of custody banks, including BNY and The Bank of New York Mellon. Under the final rule, qualifying central banks include a Federal Reserve Bank, the European Central Bank or a central bank of a member country of the Organisation for Economic Co-operation and Development (“OECD”), provided that an exposure to the OECD member country receives a 0% risk-weighting and the sovereign debt of such country is not, and has not been, in default in the past five years. The central bank deposit exclusion from the SLR denominator

BNY 61

Supervision and Regulation (continued)
equals the average daily balance over the applicable quarter of all deposits placed with a qualifying central bank up to an amount equal to the on-balance sheet deposit liabilities that are linked to fiduciary or custodial and safekeeping accounts.

BCBS Revisions to Components of Basel III and U.S. Implementation

In December 2017, the BCBS released revisions to Basel III intended to reduce variability of RWA and improve the comparability of banks’ risk-based capital ratios. In January 2019, the BCBS released revised minimum capital requirements for market risk.

On July 27, 2023, the Federal Reserve, the OCC, and the FDIC proposed for comment substantial revisions to the capital requirements applicable to large banking organizations and to banking organizations with significant trading activity, including BNY, to implement the international capital standards issued by the BCBS. Large banking organizations would be required to calculate risk-based capital ratios under both a new Expanded Risk-based Approach (replacing the current Advanced Approaches framework) and the current Standardized Approach.

The proposal would replace existing models-based Advanced Approaches for calculating RWA for credit risk and operational risk with new standardized approaches that are part of the Expanded Risk-based Approach. The proposed Expanded Risk-based Approach also includes a revised approach to market risk.

The proposal would also indirectly impact several other regulations, including the requirements for total loss-absorbing capacity, long-term debt requirements, and the surcharge for G-SIBs. The Federal Reserve has indicated that it expects to work with the OCC and FDIC in 2025 on a revised proposal.

Risk-Based Capital Surcharges for Global Systemically Important Bank Holding Companies

On July 27, 2023, the Federal Reserve proposed amendments to its rule regarding risk-based capital surcharges for G-SIBs, including BNY, to revise certain systemic indicators and measures for G-SIB surcharges. We are assessing the potential impact of the proposal.

Total Loss-Absorbing Capacity

The Federal Reserve imposes external TLAC and related requirements for U.S. G-SIBs, including BNY, at the top-tier holding company.

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

On Aug. 29, 2023, the Federal Reserve proposed for comment amendments to the TLAC rule applicable to U.S. G-SIBs, including BNY. The proposal would: (i) require a $400,000 minimum denomination for newly issued long-term debt of G-SIBs used to satisfy TLAC and LTD requirements; (ii) allow only 50% of the amount of eligible long-term debt with a maturity of one year or more but less than two years to count towards TLAC requirements; and (iii) exempt certain agreements from the scope of the TLAC rule’s clean

62 BNY

Supervision and Regulation (continued)
holding company prohibitions with respect to qualified financial contracts with third parties. We are evaluating the potential impact of the proposed rule.

Certain foreign jurisdictions impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The European Union’s Capital Requirements Regulation 2 (“EU CRR2”) requires EU material subsidiaries of non-EU G-SIBs (including BNY) to maintain a minimum level of internal loss absorbing capacity; this requirement will continue under the EU’s proposed Capital Requirements Regulation 3 (“EU CRR3”). The BNY SA/NV is considered an EU material subsidiary for purposes of this regulation and is, therefore, subject to an internal TLAC requirement.

Prompt Corrective Action Regarding IDI Capital Requirements

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the Agencies to take “prompt corrective action” in respect of IDIs that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions the less capital the institution holds. While these regulations apply only to banks, such as The Bank of New York Mellon and BNY Mellon, N.A., the Federal Reserve is authorized to take appropriate action against the parent BHC, such as the Parent, based on the undercapitalized status of any banking subsidiary. In certain circumstances, the Parent would be required to guarantee the performance of the capital restoration plan if one of our banking subsidiaries were undercapitalized.

The Agencies’ prompt corrective action framework contains “well capitalized” thresholds for IDIs. Under these rules, an IDI must have the capital ratios as detailed in the “Capital” disclosure in order to satisfy the quantitative ratio requirements to be deemed “well capitalized.”

Liquidity Standards – Basel III and U.S. Rules

BNY is subject to the U.S. LCR Rule, which is designed to ensure that BNY and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2024, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

The Agencies have issued a final NSFR rule that implements a quantitative long-term liquidity requirement applicable to large and internationally active banking organizations, including BNY. Under the final rule, BNY’s NSFR is expressed as a ratio of its available stable funding to its required stable funding amount, and BNY is required to maintain an NSFR of 1.0. As of Dec. 31, 2024, BNY was in compliance with the NSFR rule.

Separately, as noted above, the SIFI Rules impose additional liquidity requirements for BHCs with $100 billion or more in total assets, including BNY, including an independent review of liquidity risk management; establishment of cash flow projections; a contingency funding plan and liquidity risk limits; liquidity stress testing under multiple stress scenarios and time horizons tailored to the specific products and profile of the company; and maintenance of a liquidity buffer of unencumbered highly liquid assets sufficient to meet projected net cash outflows over 30 days under a range of stress scenarios.

Volcker Rule

The provisions of the Dodd-Frank Act commonly referred to as the “Volcker Rule” prohibit “banking entities,” including BNY, from engaging in proprietary trading and limit our sponsorship of, and investments in, private equity and hedge funds (“covered funds”), including our ability to own or provide seed capital to covered funds. In addition, the Volcker Rule restricts us from engaging in certain transactions with covered funds (including, without limitation, certain U.S. funds for which BNY acts as both sponsor/manager and custodian). These restrictions are subject to certain exceptions.

The restrictions concerning proprietary trading contain limited exceptions for, among other things, bona fide liquidity risk management and risk-mitigating hedging activities, as well as certain

BNY 63

Supervision and Regulation (continued)
classes of exempted instruments, including government securities. Ownership interests in covered funds are generally limited to 3% of the total number or value of the outstanding ownership interests of any individual fund at any time more than one year after the date of its establishment. The aggregate value of all such ownership interests in covered funds is limited to 3% of the banking organization’s Tier 1 capital, and such interests are subject to a deduction from its Tier 1 capital. The 2019 amendments to the Volcker Rule (discussed below) remove the requirements that ownership interests in third-party covered funds held under the underwriting and market-making exemptions be subject to the aggregate limit and capital deduction but preserve these requirements for ownership interests in covered funds sponsored or organized by BNY.

The Volcker Rule regulations also require us to develop and maintain a compliance program. In 2019, the Agencies, the Commodity Futures Trading Commission (“CFTC”) and the SEC modified the regulations implementing the Volcker Rule. The most impactful aspects of the revisions with respect to BNY concern the compliance requirements applicable to institutions with moderate exposure to trading assets and trading liabilities, which are institutions with less than $20 billion and more than $1 billion of trading assets and trading liabilities. Specifically, among other revisions, such “moderate trading” banks are no longer required to file an annual CEO attestation and quantitative metrics. Furthermore, the comprehensive six-pillar compliance program associated with the Volcker Rule no longer applies to “moderate trading” banks; rather, such banks are permitted to tailor their compliance programs to the size and nature of their activities. BNY is treated as a “moderate trading” bank under the revised Volcker Rule. The final revisions also clarified and amended certain definitions, requirements and exemptions.

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

Derivatives Trading and Margining

Title VII of the Dodd-Frank Act imposes a comprehensive regulatory structure on the OTC derivatives markets in which BNY operates, including requirements relating to the business conduct of dealers, trade reporting, margin and recordkeeping. Title VII also requires persons acting as swap dealers, including The Bank of New York Mellon, to register with the CFTC and become subject to the CFTC’s supervisory, examination and enforcement powers. Additionally, Title VII requires persons acting as security-based swap dealers to register with the SEC. The Bank of New York Mellon is registered as a security-based swap dealer.

In addition, because BNY is subject to supervision by the Federal Reserve, we must comply with the U.S. prudential margin rules for variation and initial margin with respect to its OTC swap transactions. Furthermore, various BNY subsidiaries are also subject to OTC derivatives regulation by local authorities in Europe and Asia.

Single Counterparty Credit Limits

The Federal Reserve adopted a rule in June 2018 imposing single-counterparty credit limits (“SCCLs”) on, among other organizations, domestic BHCs, including BNY, that are G-SIBs. The SCCLs apply to the credit exposure of a covered firm and all of its subsidiaries to a single counterparty and all of its affiliates and connected entities.

The rule established two primary credit exposure limits: (i) a covered domestic BHC may not have aggregate net credit exposure to any unaffiliated counterparty in excess of 25% of its Tier 1 capital; and (ii) a U.S. G-SIB is further prohibited from having aggregate net credit exposure in excess of 15% of its Tier 1 capital to any “major counterparty” (defined as a G-SIB or a non-bank SIFI). The rule provides a cure period of 90 days (or, with prior notice from the Federal Reserve, a longer or shorter period) for breaches of the SCCL rule. During the cure period, a company may not engage in additional credit transactions with the particular counterparty unless the covered company has obtained a temporary credit exposure limit increase from the Federal Reserve.

64 BNY

Supervision and Regulation (continued)
Recovery and Resolution Planning

As required by the Dodd-Frank Act, large domestic financial institutions, such as BNY, are required to submit periodically to the Federal Reserve and the FDIC a plan – referred to as the 165(d) resolution plan – for their rapid and orderly resolution in the event of material financial distress or failure. In addition, certain large IDIs, such as The Bank of New York Mellon, are required to submit periodically to the FDIC a separate plan for resolution in the event of the institution’s failure. The public portions of these resolution plans are available on the Federal Reserve’s and FDIC’s websites. BNY also maintains a comprehensive recovery plan, which describes actions it could take to seek to avoid failure if faced with financial stress.

On June 20, 2024, the FDIC issued a final rule amending its resolution planning rule applicable to covered IDIs. The amended rule: (i) adjusts the frequency of resolution plan submissions by IDIs affiliated with a U.S. G-SIB, including The Bank of New York Mellon, from a 3-year cycle to a 2-year cycle; (ii) expands resolution plan content requirements; (iii) requires IDIs to provide the FDIC with notice within 45 days of certain “extraordinary events”; and (iv) revises certain definitions to be more consistent with similar concepts and approaches under the Dodd-Frank Act. The final rule became effective on Oct. 1, 2024.

In 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY, to file alternating full and more limited, targeted resolution plans every two years. The final rule does not materially modify the components or informational requirements of full resolution plans. BNY submitted a full resolution plan dated July 1, 2023. The Federal Reserve and FDIC found no deficiencies or shortcomings in BNY’s 2023 resolution plan submission.

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

BNY and the other U.S. G-SIBs are also subject to heightened supervisory expectations for recovery and resolution preparedness under Federal Reserve rules and guidance. The Federal Reserve incorporates reviews of our capabilities in respect of recovery and resolution preparedness as part of its ongoing supervision of BNY.

In the European Economic Area (“EEA”) and in the UK, the Bank Recovery and Resolution Directive, as amended by the Bank Resolution and Recovery Directive II (“BRRD”), provides the legal framework for recovery and resolution planning, including a set of harmonized powers to resolve or implement recovery of in-scope institutions, such as EEA and UK subsidiaries of third country banks. The UK transposed the BRRD into local legislation and regulation before the UK exit from the EU on Dec. 31, 2020. Existing EU law that was in force and applicable in the UK on Dec. 31, 2020, continues to be effective under the UK regulatory framework as “retained EU law.”

The BRRD, as implemented in local law, gives relevant EEA and UK regulators various powers, including: (i) powers to intervene pre-resolution to require an institution to take remedial steps to avoid the need for resolution; (ii) resolution tools and powers to facilitate the resolution of failing entities, such as the power to “bail-in” the debt of an institution (including certain deposit obligations); (iii)

BNY 65

Supervision and Regulation (continued)
the power to require a firm to change its structure to remove impediments to resolvability; and (iv) powers to require in-scope institutions to prepare recovery plans. Under the BRRD, resolution authorities (rather than the institutions themselves) are responsible for drawing up resolution plans based on information provided by relevant institutions.

Under applicable rules, in-scope institutions are required to maintain a minimum requirement for their own funds (defined as regulatory capital) and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL is set on a case-by-case basis for each institution and is applicable to certain EU and UK domiciled credit institutions and certain other firms subject to recovery and resolution planning BNY SA/NV is subject to MREL.

Rules on Resolution Stays for Qualified Financial Contracts

The Agencies’ regulations require U.S. G-SIBs (and their subsidiaries and controlled entities) and the U.S. operations of foreign G-SIBs to amend their covered qualified financial contracts (“QFCs”), thereby facilitating the application of U.S. special resolution regimes as necessary.

The regulations allow these G-SIBs to comply by amending covered QFCs (with the consent of relevant counterparties) using the International Swaps and Derivatives Association (“ISDA”) 2018 U.S. Resolution Stay Protocol, ISDA 2015 Universal Stay Protocol or by executing appropriate bilateral amendments to the covered QFCs. BNY entities which have been confirmed to engage in covered QFC activities have adhered to the Protocol and, where necessary, have executed bilateral amendments to cover QFCs.

Insolvency of an Insured Depository Institution or a Bank Holding Company; Orderly Liquidation Authority

Under the FDI Act, if the FDIC is appointed as conservator or receiver for an IDI, such as The Bank of New York Mellon or BNY Mellon, N.A., upon its insolvency or in certain other circumstances, the FDIC has the power to:
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

In addition, under federal law, the claims of holders of domestic deposit liabilities and certain claims for administrative expenses against an IDI would be afforded a priority over other general unsecured claims, including claims of debt holders, in the “liquidation or other resolution” of such an institution by any receiver. As a result, regardless of whether the FDIC repudiates any debt obligations of The Bank of New York Mellon or BNY Mellon, N.A., the debt holders would be treated differently from, and could receive, if anything, substantially less than, the depositors of the bank.

The Dodd-Frank Act created a resolution regime (known as the “orderly liquidation authority”) applicable to domestic systemically important financial companies that are not IDIs, including BHCs, such as the Parent, and their non-bank affiliates. Under the orderly liquidation authority, the FDIC may be appointed as receiver for the systemically important institution, and its failed non-bank subsidiaries, for purposes of liquidating the entity if, among other conditions, it is determined that the institution is in default or in danger of default and the failure poses a risk to the stability of the U.S. financial system.

In liquidations of failing financial institutions where the Dodd-Frank orderly liquidation authority applies, the orderly liquidation authority supplants the U.S. Bankruptcy Code and sets forth the powers of the FDIC as receiver and the rights and obligations of creditors and other parties who have dealt with the financial institution. The powers of the FDIC as receiver under the orderly liquidation authority were based on the powers of the FDIC as receiver for IDIs under the FDI Act. However, the provisions governing the rights of creditors under the orderly liquidation authority were modified in certain respects to reduce disparities with the treatment of creditors’ claims under the U.S. Bankruptcy Code.

66 BNY

Supervision and Regulation (continued)
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

Depositor Preference in Bank Resolutions

The FDIC applies a priority regime (“depositor preference”) for the distribution of receivership assets of a failed bank. Under the depositor preference regime, when a U.S. bank fails, the claims of a receiver of an IDI for administrative expenses and claims of holders of U.S. deposit liabilities (including foreign deposits that are payable in the U.S. as well as in a foreign branch of the depository institution) are afforded priority over claims of other unsecured creditors of the institution, including depositors in non-U.S. branches. As a result, such depositors could receive, if anything, substantially less than the depositors in U.S. offices of the depository institution.

FDIC Deposit Insurance

Our U.S. banking subsidiaries, including The Bank of New York Mellon and BNY Mellon, N.A., accept deposits, and those deposits have the benefit of FDIC insurance up to the applicable limit. The current limit for FDIC insurance for deposit accounts is $250,000 per depositor at each insured bank. Under the FDI Act, insurance of deposits may be terminated by the FDIC upon a finding that the IDI has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order, condition imposed by the FDIC, or written agreement between the IDI and the FDIC.

The FDIC’s Deposit Insurance Fund (“DIF”) is funded by assessments on IDIs. The FDIC assesses DIF premiums based on an IDI’s average consolidated total assets, less the average tangible equity of the IDI during the assessment period. For larger institutions, such as The Bank of New York Mellon and BNY Mellon, N.A., assessments are determined based on CAMELS ratings and forward-looking financial measures to calculate the assessment rate, which is subject to adjustments by the FDIC, and the assessment base.

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

Following the bank failures in March 2023, the FDIC announced that, as required by the FDI Act, any losses to the DIF to support uninsured depositors would be recovered by a special assessment prescribed through regulation. Under the FDI Act, the FDIC has discretion with respect to the design and timeframe for any special assessment, which may be on IDIs, depository institution holding companies (with the concurrence of the Treasury Secretary), or both, as the FDIC determines to be appropriate. The FDIC may consider the types of entities that benefit from the action taken, economic conditions, the effects on the industry, and such other factors as the FDIC deems appropriate.

On Nov. 16, 2023, the FDIC adopted a final rule, effective April 1, 2024, implementing a special assessment on IDIs to recover losses to the DIF associated with the 2023 closures of Silicon Valley Bank and Signature Bank. Under the rule, the FDIC will collect from each IDI a special assessment, based on the IDI’s estimated uninsured deposits (excluding the first $5 billion of estimated uninsured deposits applied at the banking organization level) as of Dec. 31, 2022, during an initial special assessment period of eight quarters that began in the first quarter of 2024. The special assessment is subject to periodic adjustment by the FDIC, including early cessation, extension or a potential one-time final special assessment for any shortfall to the DIF. We have recorded accruals and related adjustments for the estimate of the special assessment to noninterest expense starting in the fourth quarter of 2023 and throughout 2024.

BNY 67

Supervision and Regulation (continued)
BHC as Source of Strength and Liability of Commonly Controlled Depository Institutions

The Federal Reserve requires BHCs to act as a source of financial and managerial strength to their bank subsidiaries. BNY has a statutory obligation to commit resources to its bank subsidiaries in times of financial distress. In addition, any loans by BNY to its bank subsidiaries would be subordinate in right of payment to depositors and to certain other indebtedness of its banks. In the event of a BHC’s reorganization under the U.S. Bankruptcy Code, any commitment by the BHC to a federal bank regulator to maintain the capital of a subsidiary IDI will be deemed assumed by the bankruptcy trustee and entitled to priority of payment of the unsecured claim resulting from such commitment. Further, in certain circumstances, BNY’s IDI subsidiaries could be held liable for losses incurred by another BNY IDI subsidiary. In the event of impairment of the capital stock of one of BNY’s national bank subsidiaries or The Bank of New York Mellon, BNY, as the banks’ stockholder, could be required to pay such deficiency.

Bank Transactions with Non-bank Affiliates

Transactions between BNY’s banking subsidiaries, on the one hand, and the Parent and its non-bank subsidiaries and affiliates, on the other, are subject to certain restrictions, limitations and requirements, which include limits on the types and amounts of transactions (including extensions of credit and asset purchases by our banking subsidiaries) that may take place and generally require those transactions to be in good faith, at arm’s-length, and on market terms. In general, extensions of credit by a BNY banking subsidiary to any non-bank affiliate, including the Parent, must be secured by designated amounts of specified collateral and are limited in the aggregate to 10% of the relevant bank’s capital and surplus for transactions with a single affiliate and to 20% of the relevant bank’s capital and surplus for transactions with all affiliates. There are also limitations on affiliate credit exposures arising from derivative transactions and securities lending and borrowing transactions.

Acquisitions/Transactions by Banks or BHCs

Federal and state laws impose notice and approval requirements for mergers and acquisitions involving depository institutions or BHCs. The Bank Holding Company Act of 1956, as amended by the Gramm-
Leach-Bliley Act and by the Dodd-Frank Act (the “BHC Act”), requires the prior approval of the Federal Reserve for the direct or indirect acquisition by a BHC of more than 5% of any class of the voting shares or all or substantially all of the assets of a commercial bank, savings and loan association or BHC. In reviewing bank acquisition and merger applications, the bank regulatory authorities will consider, among other things, the competitive effect of the transaction, financial and managerial resources, including the capital position of the combined organization, convenience and needs of the community factors, including the applicant’s record under the Community Reinvestment Act of 1977 (the “CRA”), the effectiveness of the subject organizations in combating money laundering activities and the risk to the stability of the U.S. banking or financial system. In addition, prior Federal Reserve approval would be required for BNY to acquire direct or indirect ownership or control of any voting shares of a company with assets of $10 billion or more that is engaged in activities that are “financial in nature.”

Anti-Money Laundering (“AML”) and the USA PATRIOT Act

A major focus of governmental policy on financial institutions has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 contains numerous AML requirements for financial institutions that are applicable to BNY’s bank, broker-dealer and investment adviser subsidiaries and mutual funds and private investment companies advised or sponsored by our subsidiaries. Those regulations impose obligations on financial institutions to maintain a broad AML program that includes internal controls, independent testing, compliance management personnel, training, and customer due diligence processes, as well as appropriate policies, procedures and controls to detect, prevent and report money laundering, terrorist financing and other suspicious activity, and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons.

The Anti-Money Laundering Act of 2020 (“AMLA”), which amends the Bank Secrecy Act (“BSA”), was enacted to comprehensively reform and modernize

68 BNY

Supervision and Regulation (continued)
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

Financial Crimes Enforcement Network (“FinCEN”)

FinCEN, a bureau of the U.S. Department of the Treasury, issued rules under the BSA that apply to covered financial institutions, including The Bank of New York Mellon and BNY Mellon, N.A., setting forth five pillars of an effective AML program: development of internal policies, procedures and related controls; designation of a compliance officer; a thorough and ongoing training program; independent review for compliance; and customer due diligence (“CDD”). CDD requires a covered financial institution to implement and maintain risk-based procedures for conducting CDD that include the identification and verification of any beneficial owner(s) of each legal entity customer at the time a new account is opened.

Bank Secrecy Act Extended to Investment Advisers

On Aug. 28, 2024, FinCEN adopted a final rule requiring certain investment advisers to establish anti-money laundering/countering the financing of terrorism (“AML/CFT”) programs pursuant to the BSA and to monitor for, and report, suspicious activity and currency transactions to FinCEN. Investment advisers will be required to apply their AML/CFT programs to all advisory services provided to all customers, except that they will be permitted to exclude mutual funds, certain bank- and trust company-sponsored collective investment funds, and other investment advisers subject to the rule. Among other requirements, the AML/CFT program must (i) be risk-based, (ii) be reasonably designed to prevent the investment adviser from being used for money laundering, terrorist financing, or other illicit finance activities and to achieve compliance with applicable provisions of the BSA and regulations thereunder, (iii) provide for independent compliance testing, and (iv) designate responsible persons and ongoing training. Investment advisers must comply with the Rule by Jan. 1, 2026. BNY has evaluated the final rule and is implementing a program designed to meet the applicable regulatory requirements.

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

Privacy and Data Protection

The privacy provisions of the Gramm-Leach-Bliley Act generally prohibit financial institutions, including BNY, from disclosing nonpublic personal financial information of consumer customers to third parties for certain purposes (primarily marketing) unless customers have the opportunity to “opt out” of the disclosure. The Fair Credit Reporting Act restricts information sharing among affiliates for marketing purposes.

In the EU, privacy law is primarily regulated by the General Data Protection Regulation (“GDPR”). The

BNY 69

Supervision and Regulation (continued)
GDPR contains enhanced compliance obligations and penalties for non-compliance.

EU Artificial Intelligence Act

On July 12, 2024, the EU’s Regulation on Artificial Intelligence (“AI Act”) was published in the Official Journal of the EU and came into force on Aug. 1, 2024. The AI Act will apply extraterritorially, impacting both EU and non-EU entities, and will impact BNY. The AI Act creates a pan-EU regulatory framework to manage the risks associated with the use of artificial intelligence, including with respect to financial services. The AI Act requires categorization of AI systems into four risk levels depending on their potential to harm individuals or society (unacceptable risk, high risk, limited risk, and minimal risk) and imposes obligations depending on the risk categorization, which may include data governance, documentation and recordkeeping, human oversight, testing, cybersecurity, disclosure, regulatory notification or reporting, or training. In addition, the AI Act prohibits AI that pose unacceptable risks that are abusive or contradict EU values, including AI that may be manipulative, exploitive, or discriminatory. The individual provisions of the AI Act apply on a rolling basis from Feb. 2, 2025 to Aug. 2, 2027. BNY has evaluated the impact of the AI Act and has established an implementation program designed to operationalize the regulatory requirements applicable to BNY within required time frames.

SEC Conflicts of Interest Rule for Use of Artificial Intelligence by Broker-Dealers and Investment Advisers

On July 26, 2023, the SEC proposed new rules intended to address certain conflicts of interest associated with the use of “Covered Technology” by broker-dealers and investment advisers (“Firms”) in investor interactions (“Proposed AI Rules”). Covered Technology is generally described as applying to “artificial intelligence” or “AI” and is broadly defined under the Proposed AI Rules to include the use of analytical, technological, or computational functions, algorithms, models, correlation matrices, or similar methods or processes that optimize for, predict, guide, forecast, or direct investment-related behaviors or outcomes of an investor. If adopted, the Proposed AI Rules would: (i) generally apply when a Firm uses a Covered Technology in engaging or communicating with an investor, including by exercising discretion with respect to an investor’s account, providing an investor with information, or soliciting an investor and (ii) require Firms to (among other things) identify conflicts of interests when using Covered Technology in interactions with investors, and adopt policies and procedures to eliminate or neutralize those conflicts of interest. We continue to evaluate the potential impact of the proposed rules.

Cybersecurity Regulation

The NYSDFS requires financial institutions regulated by NYSDFS, including The Bank of New York Mellon, to establish a cybersecurity program, adopt a written cybersecurity policy, designate a chief information security officer, address artificial intelligence risks related to cybersecurity, and have policies and procedures in place to ensure the security of information systems and non-public information accessible to, or held by, third parties. The NYSDFS rule also includes a variety of other requirements to protect the confidentiality, integrity and availability of information systems, including the annual delivery of a certificate of compliance.

The Agencies have adopted a final rule imposing notification requirements for significant computer-security incidents on banking organizations. Under the final rule, a BHC, state member bank or national bank, including the Parent, The Bank of New York Mellon and BNY Mellon, N.A., is required to notify the Federal Reserve or OCC, as applicable, within 36 hours after a computer-security incident that could: (i) result in the banking organization’s inability to deliver services to a material portion of its customer base, (ii) disrupt the banking organization’s lines of businesses the failure of which would result in material losses, or (iii) disrupt operations the failure of which would threaten the financial stability of the U.S.

On July 26, 2023, the SEC adopted rules, effective on Sept. 5, 2023, requiring public companies, including the Parent, to disclose material cybersecurity incidents and details regarding their cybersecurity risk management, strategy and governance. Under the rules, public companies must disclose material cybersecurity incidents on Form 8-K. Disclosure of material incidents generally is due within four business days after a public company determines that a cybersecurity incident is material. On an annual basis, public companies must describe in their annual report on Form 10-K their processes for assessing,

70 BNY

Supervision and Regulation (continued)
identifying, and managing, and management’s role and expertise in assessing and managing, material cybersecurity risks; whether any cybersecurity risks have materially affected or are reasonably likely to material affect the company; and the board of directors’ oversight of cybersecurity risks.

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

In addition, on March 15, 2023, the SEC proposed amendments to Regulation S-P, including a requirement for broker-dealers, investment companies, RIAs, and transfer agents to adopt written policies and procedures for an incident response program with respect to unauthorized access to or use of customer information. The proposal would require these entities to notify individuals whose sensitive customer information was accessed or used without authorization not later than 30 days after becoming aware that the information was compromised. BNY is evaluating the potential impact of the proposals.

SEC Amendments to Regulation S-P for Safeguarding of Customer Information

On May 16, 2024, the SEC adopted amendments (the “S-P Amendments”) to Regulation S-P, which governs the safeguarding, treatment and disposal of customer records and information by certain financial institutions, to enhance the protection of customer financial information and establish a federal minimum standard for data breach notifications to affected individuals by brokers, dealers, investment companies, registered investment advisers and transfer agents (“S-P covered institutions”). The S-P Amendments: (i) extend certain requirements of Regulation S-P to transfer agents registered with the SEC or another appropriate regulatory agency; (ii) require S-P covered institutions to develop, implement, and maintain written policies and procedures for an incident response program that is reasonably designed to detect, respond to, and recover from unauthorized access to or use of customer information; (iii) set forth a data breach notification requirement that requires S-P covered institutions to notify affected individuals whose customer information was, or is reasonably likely to have been, accessed or used without authorization (subject to certain exceptions) within 30 days after the S-P covered institution becomes aware that unauthorized access to or use of customer information has, or is reasonably likely to have, occurred; (iv) broaden the group of customers whose information is protected; (v) address the use of service providers by S-P covered institutions; and (vi) codify an existing statutory exemption to the requirement to provide annual privacy notices to customers. The S-P Amendments are effective as of Aug. 2, 2024 and BNY will have 18 months to come into compliance. BNY has evaluated the S-P Amendments and is implementing a program designed to meet the applicable regulatory requirements.

Sustainability

The SEC adopted a final rule, on March 6, 2024, requiring registrants, including BNY, to disclose material climate-related information in registration statements and periodic reports; however, the final rule is currently subject to multiple legal challenges and, on April 4, 2024, the SEC voluntarily issued an order staying the final rule pending the completion of judicial review of the legal challenges. In addition, the SEC’s May 2022 proposed rule and form amendments under the Investment Company Act of 1940, as amended (the “1940 Act”) and the Investment Advisers Act of 1940 remains pending and would require certain registered investment funds and certain investment advisers to provide enhanced disclosures regarding environmental, social, and governance factors considered. Implementation of the SEC rules is currently uncertain.

A number of states have proposed or enacted laws and regulations addressing climate disclosure. For example, California enacted three statutes imposing extensive new climate-related disclosure obligations on certain companies doing business in California, which became effective on Jan. 1, 2024, including the Climate Corporate Data Accountability Act (as updated in 2024, “SB 253”), which requires annual disclosure of greenhouse gas emissions beginning in 2026, and the Climate-Related Financial Risk Act (as updated in 2024, “SB 261”), which requires publication of biennial reports disclosing climate-related financial risks and the measures adopted to mitigate the disclosed risks beginning on Jan. 1,

BNY 71

Supervision and Regulation (continued)
2026. Conversely, certain states have enacted or implemented, or have proposed to enact or implement, statutes, regulations or policies that prohibit financial institutions from denying or canceling products or services to a person, or otherwise discriminating against a person in making available products or services, on the basis of social credit scores and certain other sustainability factors.

In Europe, EU entities in-scope for the Corporate Sustainability Reporting Directive (“CSRD”) will soon be subject to new requirements to disclose information about impacts, risks, and opportunities related to sustainability matters. Five EU subsidiaries of BNY are currently subject to these requirements, with BNY SA/NV required to report in 2025 and the remaining four subsidiaries currently scheduled to report in 2026. However, on Feb. 26, 2025, the European Commission published proposals aimed at simplifying the EU sustainability rules (the “Omnibus Package”). Under the Omnibus Package, only companies with more than 1,000 employees and either a turnover above EUR 50 million or a balance sheet total above EUR 25 million would be obliged to report under CSRD. In addition, there is a proposal to postpone the application of all reporting requirements for companies currently in scope of CSRD and which are required to report as of 2026 and 2027 until 2028.

The Omnibus Package also puts forward proposals that would amend the obligations under the current Corporate Sustainability Due Diligence Directive (“CSDDD”). CSDDD entered into force in the EU on July 25, 2024, and applies to large EU companies and non-EU companies with significant EU activity. Under the current legislative text, CSDDD will apply on a phased-in basis, starting three years after CSDDD’s entry into force, dependent on a company’s number of employees and net worldwide or EU turnover. In-scope companies are required to comply with due diligence obligations for their operations and for their upstream chains of activities and to adopt a transition plan for climate change mitigation. The Omnibus Package introduces proposals aimed at simplifying aspects of CSDDD’s sustainability due diligence requirements and postponing the first phase of their application (covering the largest companies) to July 26, 2028.

If the proposals put forward by the European Commission under the Omnibus Package are implemented, this may have a direct impact on the obligations of the BNY entities currently in scope of CSRD and CSDDD.

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

Published guidance from our regulators globally, including the Agencies and NYSDFS, has primarily focused on climate-related financial risk management, including with respect to, among other things, governance, policies and procedures, strategy, risk management, data and reporting, and scenario analysis. As the global regulatory framework for climate and sustainability-related disclosure and risk management practices continues to evolve, including potential expansion, contraction or streamlining of regulations, we continue to monitor developments and evaluate the potential impacts on our business and operations.

Incentive Compensation Arrangements

Section 956 of the Dodd-Frank Act requires six federal regulators to jointly prescribe regulations or guidelines regarding incentive-based compensation practices at certain financial institutions, including BNY. The timeframe for a joint proposal and implementation of a final rule, if any, is currently unknown.

Regulated Entities of BNY and Ancillary Regulatory Requirements

BHC and Bank Entities

BNY is registered as an FHC under the BHC Act and subject to supervision by the Federal Reserve. In

72 BNY

Supervision and Regulation (continued)
general, the BHC Act limits an FHC’s business activities to banking, managing or controlling banks, performing certain servicing activities for subsidiaries, engaging in activities incidental to banking, and engaging in any activity, or acquiring and retaining the shares of any company engaged in any activity, that is either financial in nature or complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

A BHC’s ability to maintain FHC status is dependent on: (i) its U.S. IDI subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the prompt corrective action regulations of the appropriate regulatory agency (discussed above under “Prompt Corrective Action”); (ii) the BHC itself qualifying on an ongoing basis as “well capitalized” and “well managed” under applicable Federal Reserve regulations; and (iii) its U.S. IDI subsidiaries’ continuing to maintain at least a “satisfactory” rating under the CRA.

The Federal Reserve’s rating system for the supervision of large financial institutions (“LFIs”) applies to, among other entities, all BHCs with total consolidated assets of $100 billion or more, including BNY. The LFI rating system includes a four-level rating scale and three component ratings. The four levels are: Broadly Meets Expectations; Conditionally Meets Expectations; Deficient-1; and Deficient-2. The component ratings are assigned for: Capital Planning and Positions; Liquidity Risk Management and Positions; and Governance and Controls. A firm must be rated “Broadly Meets Expectations” or “Conditionally Meets Expectations” for each of its component ratings to be considered “well managed” in accordance with various statutes and regulations that permit additional activities, prescribe expedited procedures or provide other benefits for “well managed” firms. See “U.S. Capital Rules – Leverage Ratios” and “Prompt Corrective Action Regarding IDI Capital Requirements” above for details on qualifying as “well capitalized.”

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, continue current activities, or make acquisitions that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2024, BNY and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

The Bank of New York Mellon, BNY’s largest banking subsidiary, is a New York state-chartered bank, a member of the Federal Reserve and subject to regulation, supervision and examination by the Federal Reserve, the FDIC and the NYSDFS. BNY’s national bank subsidiaries, BNY Mellon, N.A. and The Bank of New York Mellon Trust Company, National Association, are chartered as national banking associations subject to primary regulation, supervision and examination by the OCC.

On Aug. 8, 2023, the Federal Reserve issued a Supervision and Regulation Letter (SR 23-7) announcing the establishment of its Novel Activities Supervision Program (“NASP”) to complement its existing supervision and oversight of supervised banking organizations, including BNY. The NASP encompasses risk-based monitoring and examination and focuses on, novel activities related to crypto-assets, distributed ledger technology, and complex, technology-driven partnerships with non-bank providers of banking products and services to customers. The Federal Reserve also evaluates, under the NASP, the concentrated provision of banking services to crypto-asset-related entities and fintechs.

Securities Markets

We operate a number of broker-dealers that engage in securities underwriting and other broker-dealer activities in the U.S. These companies are SEC-registered broker-dealers and members of Financial Industry Regulatory Authority, Inc. (“FINRA”), a securities industry self-regulatory organization. BNY’s non-bank subsidiaries engaged in securities-related activities are regulated by supervisory agencies in the countries in which they conduct business, where required.

Certain of BNY’s public finance and advisory activities are regulated by the Municipal Securities Rulemaking Board and the relevant BNY affiliates have registered with the SEC, as required under the SEC’s Municipal Advisors Rule if they provide advice to municipal entities or certain other persons on the issuance of municipal securities, or about certain investment strategies or municipal derivatives.

Certain of BNY’s subsidiaries are registered with the CFTC as commodity pool operators, introducing

BNY 73

Supervision and Regulation (continued)
brokers and/or commodity trading advisors and, as such, are subject to CFTC regulation. The Bank of New York Mellon is registered as a swap dealer (as defined in the Dodd-Frank Act) with the CFTC and is a member of the National Futures Association (“NFA”) in that same capacity. As a swap dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC and NFA.

On Dec. 13, 2023, the SEC approved a final rule requiring covered clearing agencies that clear transactions in U.S. Treasuries (“CCPs”) to establish policies requiring their direct participants, including BNY, to submit for clearing all “eligible secondary market transactions” in U.S. Treasuries to which such direct participant is a counterparty, which include all repurchase and reverse repurchase agreements (“repo”) collateralized by U.S. Treasuries and certain cash transactions in U.S. Treasuries engaging specific institutions, including inter-dealer brokers, registered broker-dealers, government securities brokers and government securities dealers. Eligible secondary market transactions, however, exclude (i) repo transactions with affiliates (under certain conditions), central banks, sovereign entities, international financial institutions, natural persons and CCPs and (ii) securities lending transactions involving U.S. Treasuries. The compliance date for all eligible cash market transactions is Dec. 31, 2026 and the compliance date for all eligible repo market transactions is June 30, 2027.

SEC Rules Impacting Investment and Wealth Management

SEC regulations impose requirements on mutual funds, exchange-traded funds and other registered investment companies (“RICs”) under the 1940 Act. Among other things, these rules require mutual funds (other than money market funds) to provide portfolio-wide and position-level holdings data to the SEC on a monthly basis.

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

On Oct. 26, 2022, the SEC proposed for comment new rules to prohibit RIAs from outsourcing certain services and functions without first meeting certain threshold requirements, including conducting due diligence, and thereafter requiring ongoing monitoring of the service providers. The proposal would apply to RIAs that outsource select “covered functions,” which include those services or functions that are necessary for providing advisory services in compliance with federal securities laws and that, if not performed or performed negligently, would result in potential harm to clients. The proposal would further require RIAs to conduct due diligence and monitoring for all third-party recordkeepers and obtain reasonable assurances that the recordkeepers will meet certain standards. Finally, it would require RIAs to maintain books and records related to the new rule’s oversight obligations and to report census-

74 BNY

Supervision and Regulation (continued)
type information about the service providers covered under the rule. We continue to evaluate the impact of the proposed rule.

On Nov. 2, 2022, the SEC proposed for public comment rule amendments that would require the adoption of “swing pricing” and a “hard close” by all open-end RICs other than money market funds and exchange-traded funds (“Open-End Funds”). The requirements would alter the manner in which shares in Open-End Funds are traded, as shareholders would no longer receive the NAV per share for their transactions but instead could receive a price more or less than the NAV depending on whether a “swing factor” was applied to their transaction. This swing factor would be the amount by which the Open-End Fund adjusts its per-share NAV and would represent a good-faith estimate of the transaction costs imposed on current shareholders of the Open-End Fund by the transacting shareholders. To facilitate the operation of swing pricing, the SEC also proposed to require a “hard close” for Open-End Funds, which would make a purchase or sale order for shares of an Open-End Fund eligible for a given day’s price only if the Open-End Fund or certain designated agents receive the order before the time when the Open-End Fund calculates its NAV, which is typically as of 4:00 PM Eastern Time. We continue to evaluate the impact of the proposed rule.

SEC Rule 6c-11 (the “ETF Rule”) under the 1940 Act permits exchange traded funds (“ETFs”) that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums, discounts and bid-ask spread information, as well as the ETF’s daily portfolio holdings. The ETF Rule also requires ETFs using custom baskets to put written policies and procedures in place establishing that the custom baskets are in the best interests of the ETF and its shareholders. Pursuant to the ETF Rule, BNY has launched a number of ETFs.

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

On Feb. 15, 2023, the SEC adopted final rule amendments to shorten the standard settlement cycle for certain broker-dealer securities transactions to T+1. The compliance date for the transition to T+1 settlement under the final rule for in-scope transactions was May 28, 2024.

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

BNY 75

Supervision and Regulation (continued)
amendments to the investment adviser recordkeeping rule to require advisers to keep additional, more detailed records. We continue to evaluate the potential impact of the proposals.

Operations and Regulations Outside the U.S.

We maintain a presence in the UK through the London branch of The Bank of New York Mellon, The Bank of New York Mellon (International) Limited (a credit institution incorporated and authorized in the UK), and a number of our investment firms. We maintain a presence in the EU through the Frankfurt branch of The Bank of New York Mellon, BNY SA/NV, which is headquartered in Belgium and has a branch network in a number of other EU countries, and through certain of our investment firms.

BNY SA/NV is a public limited liability company incorporated under the laws of Belgium, holds a banking license issued by the National Bank of Belgium and is authorized to carry out all banking and savings activities as a credit institution. The European Central Bank (the “ECB”) has responsibility for the direct supervision of significant banks and banking groups in the Euro area, including BNY SA/NV. The ECB’s supervision is carried out in conjunction with the relevant national prudential regulator (the National Bank of Belgium in BNY SA/NV’s case), as part of the Single Supervisory Mechanism. BNY SA/NV conducts its activities in Belgium as well as through its branch offices in Denmark, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Poland and Spain. In Europe, branches of The Bank of New York Mellon are subject to regulation in the countries in which they are established, in addition to being subject to oversight by BNY’s U.S. regulators.

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

The PRA regulates The Bank of New York Mellon (International) Limited, our UK-incorporated bank, as well as the London branch of The Bank of New York Mellon. Certain of BNY’s UK-incorporated subsidiaries are authorized to conduct investment business in the UK. Their investment management advisory activities and their sale and marketing of retail investment products are regulated by the FCA. Certain UK investment funds, including investment funds of BNY, are registered with the FCA and are offered for sale to retail investors in the UK.

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

The primary prudential framework in the EU is provided by the Capital Requirements Directive (“EU CRD”) and Capital Requirements Regulation (“EU CRR”), both of which implement many elements of the Basel III framework. On July 9, 2024, the texts of the EU Capital Requirements Regulation 3 (“CRR3”) and Capital Requirements Directive 6 (“CRD6”) came into effect and will be implemented in phases through to January 2027. Through these regulations, the EU will implement the Basel 3.1 standards via amendments to EU CRD and CRR. These changes will affect the operations of BNY SA/NV (including capital and liquidity requirements) and the Frankfurt branch of The Bank of New York Mellon (including a capital endowment requirement and additional governance, reporting and supervisory obligations). In addition, CRD6 will restrict the provision of prescribed core banking services by non-EU entities to EU clients, except where these services are provided through an authorized EU branch or where an exemption applies.

The UK’s version of the EU Capital Requirements Regulation (“UK CRR”) provides the prudential framework for credit institutions in the UK. Aspects of UK CRR are currently proposed to be amended as

76 BNY

Supervision and Regulation (continued)
part of the PRA’s plans to implement the Basel 3.1 standards in the UK. The amended rules, which will be relevant to the operations of The Bank of New York Mellon (International) Limited, are set to apply from Jan. 1, 2027.

In the EU, the Investment Firms Directive/Investment Firms Regulation (“IFD/IFR”) is the EU’s prudential regime for investment firms. The UK has implemented its version of the IFD/IFR via the UK Investment Firms Prudential Regime (“UK IFPR”). Under both IFD/IFR and UK IFPR, the capital requirements for most investment firms are based on factors that are more tailored to the risks that investment firms face, rather than Basel standards for banks such as credit risk, market risk or operational risk. BNY has several EU and UK-domiciled investment firms that are subject to IFD/IFR and UK IFPR respectively.

In addition, various proposed changes to regulations in both the EU and the UK may impact our business. In the EU, this includes the revised Markets in Financial Instruments Directive II and Markets in Financial Instruments Regulation (collectively, “MiFID II”), the revised Alternative Investment Fund Managers Directive (“AIFMD”), the Securitisation Regulations, the revised regulation on OTC derivatives, central counterparties and trade repositories (commonly known as “EMIR”), and the revised Payment Services Directive II (“PSD”).

The UK continues to implement post-Brexit changes to its financial services’ regulatory framework as part of an ongoing work program by HM Treasury, the FCA and the PRA. This program is undertaken pursuant to a range of initiatives, including the UK Government’s Edinburgh Reforms (a series of measures to promote stability and competitive growth in the UK financial markets post-Brexit), the Financial Services and Markets Act 2023, the Smarter Financial Services Regulatory framework (which continues to progress with the replacement of assimilated EU law), and the UK's Wholesale Markets Review.

The lines of business included in our Securities Services, Market and Wealth Services and Investment and Wealth Management business segments are subject to significant regulation in numerous jurisdictions around the world relating to, among other things, the safeguarding, administration and management of client assets and client funds.
BNY continues to assess the impact of the forthcoming changes outlined above on its operations.

Operational Resilience in Europe

The EU’s Digital Operational Resilience Act (“DORA”) became effective on Jan. 17, 2025 and harmonizes operational resiliency requirements across the EU. DORA is broadly aligned with the BCBS’ Principles for Operational Resilience, with a focus on reducing risk of failure of information and communication technology and the risk related to financial entities’ dependencies on these items. DORA requires financial entities operating in the EU, including BNY SA/NV and the Frankfurt branch of The Bank of New York Mellon to establish an information and communications technology risk management framework, including monitoring and testing, incident response, business continuity, and third-party risk management. BNY has implemented a program designed to meet the applicable requirements.

Banks and branches operating in the UK, including the London branch of The Bank of New York Mellon and The Bank of New York Mellon (International) Limited, are required to finalize implementation of PRA and FCA requirements on operational resilience by March 31, 2025. The UK’s operational resilience regime requires in-scope firms to identify “important business services” critical to operations, map necessary resources, processes and information to deliver the critical services, establish maximum disruption impact tolerances and related testing, maintain a communication strategy, and document the processes in policies and procedures. BNY has evaluated the final rules and is working towards implementing applicable requirements.

Funds Regulation in Europe

The AIFMD has a direct effect on our alternative fund manager clients and our depository business and other products offered across Europe as well as upon our Investment Management business. AIFMD imposes heightened obligations upon depositories, which have operational effects.

Our businesses servicing regulated funds in Europe and our Investment Management businesses in Europe are also affected by the revised directive governing the Directive on Undertakings for

BNY 77

Supervision and Regulation (continued)
Collective Investment in Transferable Securities (“UCITS V”).

Under the regulations for depositary safekeeping duties under AIFMD and UCITS V, the European Commission recognizes the use of omnibus account structures when accounting for assets in a chain of custody, but requires that depositaries and trustees, such as BNY, maintain their own books and records.

On April 15, 2024, an EU directive amending the AIFMD entered into force (known as “AIFMD II”). The revised AIFMD II regime introduces updated rules for depositaries, a new loan origination framework, and liquidity management rules for alternative investment funds (“AIFs”). EU Member States have until April 2026 to implement the relevant changes under AIFMD II into their national laws. BNY is assessing the impact of the changes on its business.

78 BNY

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
•Our risk management framework, policies and processes not being effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, policies and processes exposing us to unexpected losses.
•Limitations of the models we use to measure, monitor and manage risk.
•A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients.
•A cybersecurity incident, or failure in our computer systems, networks and information, or those of third parties, resulting in the theft, disclosure, use or alteration of information, unauthorized access to or loss of information, or system or network failures.
•The development and use of artificial intelligence.
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
•Failure to satisfy regulatory standards, including “well capitalized” and “well managed” status or
BNY 79

Risk Factors (continued)
capital adequacy and liquidity rules more generally.
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
•Our strategic transactions.
•Failure to realize some or all of the expected benefits of our transition to a platforms operating model.
•Competition in all aspects of our business.

Additional Risks
•Adverse events, publicity, government scrutiny or other reputational harm.
•Impacts from geopolitical events, acts of terrorism, war, natural disasters, the physical effects of climate change, pandemics and other similar events.
•Sustainability concerns, including a focus on climate change and diversity, which could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation.
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

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and, therefore, are subject to execution and processing errors and failures. In situations reliant upon manual processes, the risk of execution and processing errors and failures is heightened. Manual processes are inherently more prone to human and other processing error, malfeasance, fraud and other misconduct than automated processes. With more complex and voluminous transactions at ever increasing speeds, which present an increased risk of error or significant operational delay, we must continuously evolve and automate our processes, controls, technology, systems and workforce in a manner designed to achieve accurate and timely execution of these transactions. When errors or delays do occur, they may be difficult to detect and remediate in a timely manner. The use of automation, artificial intelligence and other emerging technologies in connection with automated processes, may amplify the impact of any such error or delay, as the failure to timely discover and respond to an operational error can have dramatic consequences, especially in connection with automated processes in light of the speed and volume of transactions involved. These risks are heightened in connection with the implementation of new products, systems or processes, which may present new risks that may not be adequately identified, or for which we may not have adequate controls. Furthermore, the risks resulting from an operational error may be heightened with respect to certain asset classes, such as some digital assets, with respect to which it may be impossible to retrieve wrongfully or erroneously transferred digital assets.

80 BNY

Risk Factors (continued)
Our business, financial, accounting and processing systems or other operating systems may stop operating properly, become insufficient or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control. We have experienced, and in the future expect to continue to experience, operational errors and delays and disruptions to our transaction processing systems. Such operational errors, disruptions or significant operational delays could have a material and negative impact on our ability to conduct our business or service our clients, which could adversely affect our results due to potentially higher expenses and lower revenues, lower our capital ratios, create liability for us or our clients or negatively impact our reputation. We also recognize that service reliability and systems resilience are essential components to processing transactions and safeguarding financial assets, and an operational error impacting a large number of transactions could have unfavorable ripple effects in the financial markets, which could exacerbate the adverse effects of the error on us. There can be no assurance that our business continuity response plans will effectively mitigate our operational risks, and any backup systems or processes may not sufficiently replace our primary systems.

Affiliates or third parties (including their downstream service providers) with which we do business or that facilitate our business activities, including by providing data, information, technology, security or infrastructure services, have been, and could in the future continue to be, sources of execution and processing errors, breaches or loss, failures or significant operational delays. These risks may be amplified to the extent third parties (including their downstream service providers, such as those that provide data, cloud computing or other security or technology services) with which we do business have adopted the use of automation, artificial intelligence and other emerging technologies. These risks are further heightened to the extent that we rely on a limited, or otherwise concentrated, set of third parties with respect to certain processes or business activities.

Our operations must comply with complex and evolving laws and regulations, including heightened regulatory and supervisory expectations with respect to operational and information security systems. In certain jurisdictions, we may be deemed to be statutorily or criminally liable for operational errors, fraud, breakdowns or delays by affiliates or third parties with which we do business or that facilitate our business activities. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, when we act as depositary in the European Economic Area, we could be exposed to restitution risk for, among other things, errors or fraud perpetrated by a sub-custodian resulting in a loss or delay in return of client’s securities. When we are not acting as a European Economic Area depositary, we may accept similar liabilities to that of a European Economic Area depositary as a matter of contract in connection with our custody services.

Our risk management framework, policies and processes may not be effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, policies and processes could expose us to unexpected losses that could materially adversely affect our results of operations or financial condition.

Our risk management framework seeks to identify and mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including operational risk, credit risk, market risk, liquidity risk, model risk and strategic risk. We have also established frameworks designed to mitigate risk and loss to us as a result of the actions of affiliates or third parties with which we do business (including their common and downstream service providers) or that facilitate our business activities. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we may not have appropriately anticipated, identified or monitored.

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

BNY 81

Risk Factors (continued)
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

In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to fully understand the implications of changes in our businesses, industry or the financial markets or fail to adequately or timely enhance our risk framework to address those changes. If our risk framework is ineffective because it fails to keep pace with changes in the industry, financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage, face significant remediation expenses or find ourselves out of compliance with applicable regulatory or contractual mandates or supervisory expectations.

Our control environment and related systems, from time to time, have in the past not sufficiently detected, and may in the future not sufficiently detect, each error, omission or other mistake made by us. These have in the past included, and may in the future include, calculation errors, errors in software or model development or implementation, data or informational errors or incompleteness, or errors in judgment. Human errors, malfeasance, failure to follow applicable policies, laws, rules or procedures and other misconduct in connection with our risk management framework, policies and processes, even if promptly discovered and remediated, have in the past resulted, and could in the future result, in inaccurate reporting to regulatory bodies, reputational damage and losses and liabilities for us.

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

Limitations of the models we use to measure, monitor and manage risk could lead to unexpected losses and adverse business impacts.

We rely on quantitative and qualitative models, analytical techniques and judgment-based estimations to measure, monitor and manage various risks, including credit, market, liquidity and operational risks. These models are also used for financial and other regulatory reporting, capital planning and other critical functions. While essential for decision-making, models are inherently limited and subject to inaccuracies stemming from flawed assumptions, design issues or evolving market conditions. Further, even absent flawed or inadequate model assumptions, design issues and data inaccuracies, there can be no assurance that the models we utilize will adequately mitigate risk or loss to us under all circumstances.

Our models depend on historical data, assumptions and correlations that may not accurately predict future conditions, particularly during periods of market stress or economic uncertainty. For example, unexpected geopolitical events, rapidly evolving market conditions or unforeseen economic downturns may render model assumptions inadequate. Additionally, models may fail to fully capture interdependencies among risk factors, leading to incomplete or misleading outputs.

In certain instances, we rely on models to measure, monitor and predict risks, including as part of our overall asset/liability management. However, these models are inherently limited because they involve techniques, including the use of historical data and trends, assumptions, estimates, judgments and forecasts, which may be incomplete or inaccurate. These models cannot anticipate every economic and financial outcome, particularly during severe market downturns, geopolitical events or other stress events such as those experienced during the COVID-19 pandemic or in connection with the insolvencies of Silicon Valley Bank and Signature Bank in 2023.

The models that we use to assess and control our market risk exposures also reflect assumptions about the degree of correlation among prices of various asset classes or other market indicators. The 2008 financial crisis and resulting regulatory reform highlighted both the importance and some of the

82 BNY

Risk Factors (continued)
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

Weaknesses in model design, implementation or governance may result in flawed outputs, increasing risks. Inaccuracies in input data or issues with data quality or effectiveness can further amplify these risks. To the extent that our models utilize data provided by third parties, deficiencies in the accuracy, timeliness or completeness of third-party data or the effectiveness in our controls and validation processes, could further amplify these risks. Models utilizing artificial intelligence, machine learning or other emerging technologies present additional challenges, including biases in algorithms or datasets, potentially leading to ineffective decision-making, reporting errors or other unintended consequences.

Weaknesses in model risk management practices, including lapses in oversight, monitoring and application, could negatively impact business operations and regulatory compliance. Failure to identify or address deficiencies promptly may result in operational losses, penalties, increased capital requirements or reputational harm.

Although we have implemented policies, procedures and controls designed to mitigate model risk, these measures cannot fully eliminate the inherent limitations of modeling practices. If our models fail to measure, monitor or predict risks appropriately, we could face financial losses, reputational harm, regulatory actions and material impacts on our business and financial results.

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

Upgrading our computer systems, software and networks may be time-consuming and may subject us to the risk of disruptions, failures or delays due to the complexity and interconnectedness of our computer systems, software and networks. The failure to properly upgrade or maintain these computer systems,

BNY 83

Risk Factors (continued)
software and networks could result in greater susceptibility to cyberattacks, particularly in light of the greater frequency and severity of cyberattacks in recent years, as well as the growing prevalence of cyberattacks affecting third-party software and information service providers. Additionally, cloud technologies are becoming increasingly critical to the operation of our systems and platforms, and, as our reliance on this technology continues to grow, we will continue to be increasingly subject to evolving risks relating to the use of cloud technologies. Our new product initiatives, including in connection with digital asset services, may further expose us to new and evolving technology risks and may lead to dependencies on, and compatibility issues with, decentralized or third-party blockchains and their protocols, which we do not control. Although we have programs and processes to identify such risks, there can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that actions taken to mitigate their impact will be timely or adequate. Although we maintain insurance covering certain technology infrastructure losses and intend to maintain such insurance coverage if it is available to us on commercially reasonable terms, there can be no assurance that liabilities or losses we may incur, including as a result of a cybersecurity incident, will be covered under such policies or that the amount of insurance will be adequate.

We continue to evaluate and seek opportunities to strengthen our business continuity and operational resiliency capabilities and have increased our investments in technology to steadily enhance those capabilities, including our ability to resume and sustain our operations. There can be no guarantee, however, that a technology outage will not occur, including as a result of failures related to upgrades and maintenance, that our incident response processes will be effective to efficiently identify and respond to an adverse event, or that our business continuity and operational resiliency capabilities will enable us to maintain our operations and appropriately respond to events. For a discussion of operational risk, see “Risk Management – Risk Types Overview – Operational Risk.”

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, have in the past been, and could in the future also be, sources of technology risk to us, including from breakdowns, capacity constraints, attacks (including cyberattacks targeted at downstream service providers), failures or delays of their own systems or other services that impede their ability to provide products or services to us, which, in turn, could impair our ability to process transactions and communicate with customers and counterparties. This risk may be intensified to the extent that there is concentration in a single unique product or service provided by a single vendor, or to the extent we rely on service providers from a single geographic area or due to the nature of the third-party’s industry and operations (e.g., firms that may have less robust scale, financial and operational resiliency standards with which to defend against a cyberattack). We may not be able to effectively monitor or mitigate operational risks impacting our vendors or relating to the use of common and other vendors by third-party service providers, which could result in potential liability to clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

As our business areas evolve, whether due to the introduction of technology, new service offering requirements for our clients, interactions with third-party service providers, or changes in regulation relative to these service offerings, unforeseen risks materially impacting our business operations could arise. The technology used has become increasingly complex and relies on the continued effectiveness of the programming code and integrity of the inputted data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to adequately review and consider critical business changes prior to and during introduction and deployment of key technological systems, or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our technology could be substantial and may not ultimately improve our competitiveness or profitability.

84 BNY

Risk Factors (continued)
As a result of financial entities, including financial technology companies, central agents, clearing agents and houses, exchanges and technology systems across the globe becoming more interconnected and complex, a technology failure or other operational incident that significantly degrades, deletes or compromises the systems or data of one or more financial entities or suppliers increases the risk that such disruptions could have a material impact on counterparties or other market participants, including us. A disruptive event, failure or delay experienced by one institution could disrupt the functioning of the overall financial system and has in the past impaired, and could in the future impair, our ability to settle transactions, which could, in turn, increase our counterparty credit and other exposures.

A cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, disclosure, use or alteration of information, unauthorized access to or loss of information, or system or network failures. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses.

We have been, and we expect to continue to be, the target of varying degrees of attempted cyberattacks, computer viruses or other malicious software, denial of service efforts, phishing attacks, penetration attempts and other information security threats intended to disrupt our operations, including unauthorized access attempts and cyberattacks targeted at third-party service providers and their downstream service providers. Remote working arrangements, our employees’ usage of mobile and cloud technologies and our reliance on third-party service providers leave our networks susceptible to greater access points for attackers to exploit. This further increases the risk of unauthorized access to our networks and results in greater amounts of information being available for access, all of which heightens risks relating to the frequency and severity of cyberattacks against us and our third-party service providers and their downstream service providers. Although we deploy a broad range of sophisticated defenses and continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches and attacks, and we could suffer a material adverse impact or disruption as a result of a cybersecurity incident.
Cybersecurity incidents may occur through or as a result of system errors, lack of adequate policies and procedures, human error, software vulnerabilities (which may be unknown), potential lapses in information security practices or other irregularities, and intentional or unintentional acts by individuals or groups (including employees, vendors, customers and state actors, as well as others with malicious intent) having authorized or unauthorized access to our systems, data-bearing devices or facilities as well as the systems, devices or facilities of our clients, counterparties or third-party service providers. Malicious actors, who may see their effectiveness enhanced by the use of artificial intelligence, such as through the use of “deep-fake” technology or quantum computing, may also attempt to place individuals within BNY or fraudulently induce employees, vendors, customers or other users of our systems through social engineering, such as phishing, to disclose sensitive information in order to gain access to our data or that of our clients, or to send funds or authorize the sending of funds. A cybersecurity incident that results in the theft, loss, disclosure, use or alteration of information (which may include confidential or proprietary information), system or network failures, or unauthorized access or loss of access to information, may require us to reconstruct lost data (which may not be possible) or reimburse clients for data and credit monitoring services, or result in loss of customer business or damage to our computers or systems and those of our customers and counterparties. Further, although the application of distributed ledger technology is growing, such technology is nascent and may be vulnerable to cyberattacks or have other weaknesses, which could result in the loss of customer assets, including customer funds or custodied digital assets. Losses of certain types of assets, such as digital assets, may be distinctly difficult to recover and could subject us to customer disputes, claims for reimbursement, losses, negative publicity, reputational damage and governmental and regulatory scrutiny, investigations and enforcement actions.

Cyberattacks are expected to accelerate on a global basis in both frequency and magnitude as threat actors are becoming increasingly sophisticated in using novel techniques and tools, including artificial intelligence and other emerging technologies, that have the potential to circumvent controls, evade detection and even remove forensic evidence. Thus, the risk of an occurrence of a cybersecurity incident is inherent to a decision to invest in our company and

BNY 85

Risk Factors (continued)
the financial services sector as a whole. These impacts could be costly and time-consuming and could materially adversely affect our business, financial condition and results of operations.

While we seek to mitigate these risks to ensure the integrity of our systems and information and continuously evolve our cybersecurity capabilities, there can be no assurance that our mitigation strategies will be effective against all forms of cyberattacks. It is also possible that employees or services providers may not follow our policies and procedures and we may not anticipate or implement effective preventive measures against all cybersecurity threats, or detect all such threats, including because the techniques used change, develop and evolve frequently or are not recognized until after they are launched. Third parties with which we do business or that facilitate our business activities are also subject to the foregoing risks, and we can not guarantee that they will maintain effective systems and controls to mitigate and respond to these threats, or that they will properly implement and execute the policies and processes in the manner described to us. The failure of any third-party service provider to promptly detect, respond to or report cybersecurity incidents may adversely affect our ability to effectively report or respond to cybersecurity incidents in a timely manner. Moreover, attacks can originate from a wide variety of sources, including malicious actors who are involved with organized crime or who may be linked to terrorist organizations or state or quasi-state actors, or from cross-contamination of legitimate parties (including vendors and their service providers, clients, financial market utilities and other financial institutions). Risks relating to attacks on our vendors, including supply chain attacks affecting our software and information technology service providers, have been rising as such attacks become increasingly frequent and severe and as financial entities and technology systems have become increasingly consolidated, interdependent and complex.

The failure to maintain an adequate technology infrastructure and applications with effective cybersecurity controls relative to the type, size and complexity of operations, markets and products traded, access to trading venues and our market interconnectedness could impact operations and impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations, leading to regulatory fines and sanctions. We may be required to expend significant additional resources, including through the use of third parties, to address exposures arising from cybersecurity risks and threats. Despite our procedures intended to identify and mitigate the impact of cybersecurity incidents, a cybersecurity incident, including as a result of a successful cyberattack, could occur and persist for an extended period of time before being detected. In addition, we may not be able to identify and fully assess the impact of a cybersecurity incident in a timely manner. An investigation of a cybersecurity incident is inherently unpredictable and the extent of a particular cybersecurity incident and the path of investigating the incident may not be immediately clear. It may take a significant amount of time before such an investigation can be completed and reliable information about the incident is known. While such an investigation is ongoing, we may not necessarily know the source and extent of the harm or how best to contain and remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, clients, regulators and other stakeholders may not be sufficiently timely or accurate, any or all of which could further increase the costs and consequences of a cybersecurity incident. Moreover, as a public company subject to Exchange Act reporting requirements, we are required to publicly disclose certain information about a material cybersecurity event, including the impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. As with the determination of materiality of any other type of event, the determination regarding the materiality of any particular cybersecurity incident or series of related incidents entails a facts-and-circumstances test that takes a number of quantitative and qualitative factors into account. As a result, our management may determine that certain cybersecurity incidents are immaterial and not subject to disclosure under applicable cybersecurity regulations. For example, depending on the particular facts and circumstances, our management may reach such a determination if, among other things, the incident (or a series of related incidents) does not substantially disrupt our ability to operate normally, or deliver our products and services to our clients and the market on a timely basis, or result in the loss or compromise of a significant amount of data or potentially significant expenses or liabilities. As a result, investors should not assume that the absence of disclosure under the new

86 BNY

Risk Factors (continued)
regulations means that our defenses have been successful in preventing and defending every cyberattack directed at us or our third-party service providers.

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

The development and use of artificial intelligence present risks and challenges that may adversely impact our business.

The use and development of artificial intelligence by us, our third-party vendors, clients, counterparties and other market participants in certain business processes, models, including generative artificial intelligence models, services or products may expose us to risks and potential liabilities. These risks may occur as a result of enhanced governmental or regulatory scrutiny, litigation, ethical concerns, confidentiality or other security risks, intellectual property concerns over data rights and protection, heightened susceptibility to cyberattacks, increased frequency and severity of cyberattacks, inaccurate or biased algorithms or underlying datasets, misuse or misappropriation as well as other factors that could adversely affect our business, reputation and financial results. In addition, poor implementation of artificial intelligence, by us or our third-party providers, could subject us to additional risks that we cannot adequately predict or mitigate.

The failure to strategically embrace the potential of artificial intelligence may result in a competitive disadvantage for us. Although we are incorporating artificial intelligence technologies into some of our products, services and processes, if we cannot offer new artificial intelligence-facilitated technologies as quickly as our competitors, if our competitors develop more cost-effective solutions or other product offerings, or if we are not able to source components, such as artificial intelligence chips due to a supply chain shortage amid rising geopolitical uncertainty, we could experience a material adverse effect on our operating results, customer relationships and growth opportunities.

Furthermore, the use or adoption of artificial intelligence into our products or services may result in exposure to claims by third parties of copyright infringement or other intellectual property misappropriation, which may require us to pay compensation or license fees to third parties. The evolving legal, regulatory and compliance framework for artificial intelligence both in the U.S. and internationally may also impact our ability to protect our own data and intellectual property against infringing use and could require changes in our implementation of artificial intelligence technology and increase our compliance costs and the risk of non-compliance. Additionally, we may not be able to control how third-party artificial intelligence that we choose to use are developed or maintained, or how data we input into such tools are used or disclosed, even where we have sought protections with respect to these matters.

We are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have compelled, and in the

BNY 87

Risk Factors (continued)
future may compel, us to change how we manage our businesses, which could have a material adverse effect on our business, financial condition and results of operations.

As a large, internationally active financial services company, we operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime affecting all aspects of our business and operations, including oversight by governmental agencies both inside and outside the U.S. Regulations and related regulatory guidance and supervisory oversight impact how we analyze certain business opportunities, our capital and liquidity requirements, the revenue profile of certain of our core activities, the products and services we provide, how we manage our balance sheet, how we return capital to shareholders, how we monitor and manage risk and how we promote a sound governance and control environment. Any changes to the regulatory frameworks and environment in which we operate, including changes to interpretation of existing and future laws, rules and regulations, and the significant management attention and resources necessary to address those changes could materially adversely affect our business, financial condition and results of operations and have other negative consequences.

In the future, we could become subject to additional laws, rules and regulations, including related to the safekeeping of client assets, cybersecurity and data protection, digital assets, artificial intelligence and other emerging technologies, climate risk management and sustainability-related governance and reporting, including additional disclosure requirements with respect to sustainability-related goals, investment strategies, risk management and emissions. In addition, certain regulatory initiatives within and outside of the U.S. may overlap and/or conflict with each other, which could subject us to additional compliance costs and regulatory risk. This reflects the nature of developments relating to cybersecurity, digital assets, artificial intelligence and climate regulation, including the increased and ever shifting focus globally by regulators and other governmental authorities on these topics and the relatively uncertain, distinct and novel nature of the associated principles.

The evolving regulatory environment and uncertainty about the timing and scope of future regulations may contribute to decisions we may make to suspend, reduce or withdraw from existing businesses, activities or initiatives, which may result in potential lost revenue or significant restructuring or related costs or exposures. We also face the risk of becoming subject to new or more stringent requirements in connection with the introduction of new regulations or modification of existing regulations, which could require us to hold more capital or liquidity, limit our ability to make distributions or have other adverse effects on our businesses or profitability. In addition, regulatory responses in connection with severe market downturns or unforeseen stress events may lead to new rules and regulations, all of which may increase our operational costs and alter or disrupt our planned future strategies and actions. We are also exposed to the risk of a special assessment, including under the FDI Act, in the event of the failure of a bank or non-bank financial institution, which has in the past adversely affected, and may in the future adversely affect, our results of operations.

The monetary, tax and other policies of various governments, agencies and regulatory authorities both in the U.S. and globally have a significant impact on interest rates, currencies, commodity pricing, the imposition of tariffs, counter tariffs or other limitations on international trade and travel, and overall financial market performance, which can impact our business, results of operations and capital. Changes in these policies are beyond our control and can be difficult to predict and we cannot determine the ultimate effect that any such changes would have upon our business, financial condition or results of operations. For example, the outcome of elections in the United States and internationally, and the resulting political administration transition in jurisdictions in which we operate, could result in additional uncertainties in the regulatory and economic landscape. Legal or regulatory changes affecting access to financial markets can also adversely affect us.

The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect investors in our securities. Regulatory and supervisory standards and expectations both within jurisdictions (in relation to national versus non-national financial services providers) and across jurisdictions may be divergent and otherwise may not be applied in a manner that is consistent and harmonized. Additionally, banking regulators have wide supervisory discretion in the

88 BNY

Risk Factors (continued)
ongoing examination and enforcement of applicable banking statutes, regulations and guidelines, and may restrict our ability to engage in certain activities or acquisitions or may require us to limit our capital distributions, maintain more capital or hold more highly liquid assets.

The U.S. capital rules subject us and our U.S. banking subsidiaries to stringent capital requirements, which could restrict growth, activities or operations, trigger divestiture of assets or operations or limit our ability to return capital to shareholders.

The LCR and NSFR require us to maintain significant holdings of high-quality and generally lower-yielding liquid assets. In calculating the LCR and NSFR, we must also determine which deposits should be considered stable deposits. Stable deposits must meet a series of requirements and typically receive favorable treatment under the LCR and NSFR. We use qualitative and quantitative analysis to identify core stable deposits. It is possible that our LCR and NSFR could fall below applicable regulatory requirements as a consequence of the inherent uncertainties associated with this analysis (including as a result of regulatory changes or additional guidance from our regulators). In addition to facing potential regulatory consequences (which could be significant), we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could have a material negative impact on our net interest income.

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

Our global activities are also subject to extensive regulation and supervision by various non-U.S. regulators, including governments, securities exchanges, central banks and other regulatory bodies in the jurisdictions in which we operate, relating to, among other things, the safeguarding, administration and management of client assets and client funds, regulation of markets, recovery and resolution planning and payments and financial market infrastructure.

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

As a result of the implementation of data protection-related laws and regulations, including the EU GDPR, the California Privacy Rights Act of 2020, the China Personal Information Protection Law of 2021 and the New York Department of Financial Services’

BNY 89

Risk Factors (continued)
cybersecurity regulation, we need to allocate additional time and resources to comply with such laws and regulations, and our potential liability for non-compliance and reporting obligations in the case of data breaches has significantly increased. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations has required us to change our policies, procedures and technology for information security and segregation of data, which, among other things, makes us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

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

Certain of our subsidiaries are subject to periodic examination, special inquiries and potential proceedings by regulatory authorities. If compliance failures or other violations are found during an examination, inquiry or proceeding, a regulatory agency could initiate actions and impose sanctions for violations, including, for example, regulatory agreements, remediation undertakings, cease and

90 BNY

Risk Factors (continued)
desist orders, civil monetary penalties or termination of a license and could lead to litigation by investors or clients, any of which could cause our earnings to decline. Further, we are subject to regulatory settlements, orders and feedback that have in the past contained, and in the future may continue to contain, requirements for us to undertake certain remedial measures, including enhancements to existing controls, systems and procedures. Failure to implement these remedial measures in a timely manner could result in further adverse consequences, such as further investigations or proceedings or additional penalties, fines, judgments or additional remedial actions.

Our businesses involve the risk that clients or others may sue us, claiming that we or third parties for whom they say we are responsible have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them, including perceived fiduciary or contractual duties. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, when clients or investors are experiencing losses or as public attention on issues such as climate change or other sustainability-related matters intensifies. In some cases, additional third parties that would otherwise be defendants in such cases, or that have agreed to indemnify for such losses, may be bankrupt or in financial distress, or may not honor their obligations. As a publicly held company, we are also subject to the risk of claims under the federal securities laws. Volatility in our stock price increases this risk.

Increasingly, regulators, tax authorities and courts have sought to hold financial institutions liable for the misconduct of their clients where such regulators and courts have determined that the financial institution should have detected that the client was engaged in wrongdoing, even though the financial institution had no direct knowledge of the wrongdoing.

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our financial condition or results of operations or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. These risks may be more acute when operating in foreign jurisdictions or in instances where adversaries to such disputes are government or quasi-government actors otherwise motivated in whole or in part by non-commercial incentives. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance, our exposure to such litigation and regulatory matters can be unpredictable, and when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, there may be a material exposure to loss in excess of any amounts accrued, or in excess of any loss contingencies disclosed as reasonably possible. Such loss contingencies may not be probable and reasonably estimable until the proceedings have progressed significantly, which could take several years and occur close to resolution of the matter.

Each of the risks outlined above could result in increased regulatory supervision and affect our ability to attract and retain customers or maintain access to the capital markets.

Our business may be adversely affected if we are unable to attract, retain, develop and motivate employees.

Our success depends, in large part, on our ability to attract new employees, retain, develop and motivate our existing employees, have a diverse and inclusive workplace and continue to compensate our employees competitively amid heightened regulatory restrictions. Competition for the most skilled employees in most activities in which we engage can be intense, especially in critical strategic locations, and we may not be able to recruit and retain key personnel. In addition, third-party suppliers and service providers on which we rely may face challenges in attracting and retaining their employees, which may have a negative impact on our operations and our resiliency capabilities.

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

BNY 91

Risk Factors (continued)
Our ability to attract, retain and motivate key executives and other highly qualified employees may be negatively impacted by the level and composition of our compensation and benefits programs and by continuous changes to immigration policies and other restrictions applicable to incentive and other compensation programs, including deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in particular as we are more often competing for personnel with financial technology providers and other entities that may not be publicly traded or regulated banking organizations and, in either case, may not have the same limitations on compensation as we do. Furthermore, because a portion of our annual incentive compensation paid to some of our employees is deferred equity that is subject to the value of our common stock, declines in our profitability or outlook could adversely affect the ability to attract and retain employees. Additionally, recent changes to our executive management may create uncertainty, divert resources, be disruptive to our daily operations or impact public or market perception, any of which could result in an adverse impact on our business.

The loss of employees’ skills, knowledge of the market and industry experience, and the cost of finding replacements, particularly in competitive labor markets, have led, and may continue to lead, to an increase in labor costs, which may hurt our business. In addition, our current or future approach to in-office and remote-work arrangements may not meet the needs or expectations of our current or prospective employees, may not be perceived as favorable as compared to the arrangements offered by competitors and may not be conducive to a collaborative working environment, which could adversely affect our ability to attract, retain, develop and motivate employees. If we are unable to continue to attract, retain, develop and motivate highly qualified employees, our performance, including our competitive position, could be adversely affected.

A failure or circumvention of our controls, policies and procedures could have a material adverse effect on our business, financial condition, results of operations and reputation.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, reputation, results of operations and financial condition. Moreover, if we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. In addition, there are risks that individuals, either employees or contractors, may circumvent established control mechanisms in order to, for example, exceed exposure, liquidity, trading or investment management limitations, or commit fraud. We are also subject to additional risks that the third parties with which we do business fail to comply with our policies and procedures or fail to notify us promptly of any noncompliance.

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

92 BNY

Risk Factors (continued)
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

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, market and political instabilities, volatile debt and equity market values, inflation, expectations relating to inflation trends and monetary policy actions taken by central banks, the strength of the U.S. dollar, geopolitical tensions, the imposition of tariffs, counter tariffs or other limitations on international trade or travel, including changes to international trade and investment policies by the U.S., the EU or other large economies (which could disrupt world trade, lead to trade retaliation and other supply chain complications), unemployment levels, labor strikes, declining business, investor and consumer confidence, recessionary fears, the impact of volatility in digital asset markets on the broader market, governmental budget deficits (including, in the U.S., at the federal, state and municipal levels), partial or full government shutdowns (including concerns about the stability of funding for the U.S. federal government) and contagion risk from possible default on sovereign debt. More specifically, in recent years, the U.S. government has approached its statutory debt limit, which required specific measures taken by the U.S. Treasury Department to prevent the U.S. government’s default on its payment obligations. In the future, delays to raise or suspend the federal debt ceiling in similar circumstances could have severe repercussions within the U.S. and to global credit and financial markets and could result in a variety of adverse effects for our business, results of operations, liquidity and financial condition.

Any resulting economic pressure on market participants and lack of confidence in the financial markets may adversely affect our business, financial condition and results of operations. Additionally, global economies and financial markets may be adversely affected by widespread health emergencies, pandemics, natural disasters, climate-related incidents, conflicts and acts of war (such as the conflicts in Ukraine and in the Middle East), terrorism, economic sanctions, other geopolitical events, for example, the economic and geopolitical challenges related to China, including developing tensions between China and Taiwan and/or between China and the U.S., or concerns over the possible escalation, continuation or duration of such events. In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:
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

BNY 93

Risk Factors (continued)
management because of investors’ decisions to withdraw assets or from simple declines in the value of assets under management as markets decline.
•Market conditions resulting in lower transaction volumes could have an adverse effect on the revenues and profitability of certain of our businesses such as clearing, settlement, payments and trading.
•The discontinuation of an interest rate benchmark, and the adoption and implementation of alternative reference rates, could adversely impact our business activities and our underlying operations. We utilize reference rates in a variety of agreements and instruments and are responsible for the use of reference rates in a variety of capacities, as well as in our operational functions. We could be subject to claims from customers, counterparties, investors or regulators alleging that we did not correctly discharge our responsibilities in interpreting and implementing contractual interest rate provisions or in selecting new alternative reference rates. These types of claims could subject us to increased legal and operational expenses and could damage our reputation.
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

Our principal commercial focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. For the year ended Dec. 31, 2024, 73% of our total revenue was fee-based. Our fee-based businesses include investment and wealth management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

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

94 BNY

Risk Factors (continued)
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

We earn revenue, known as “net interest income,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. Additionally, we earn net interest income on other activities relating to interest-earning assets and interest-bearing liabilities, such as reverse repurchase agreements and repurchase agreements, respectively. Our net interest margin, which is the result of dividing net interest income by average interest-earning assets, is sensitive to the shape of the yield curve and whether the interest rate paid or received is fixed or moves with changes in market interest rates.

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
•lower net interest income and net interest margin due to lower non-interest bearing deposit levels, as non-interest bearing deposits leave or shift to interest-bearing deposits;
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

Conversely, a material decline in the short-term rate environment, and/or a flat or inverted yield curve, in the future could adversely impact, and has in the past

BNY 95

Risk Factors (continued)
adversely impacted, our net interest income and results of operations due to:
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

Our business activities involve investing in interest-bearing assets and incurring interest-bearing liabilities with varying durations. Changes in the direction and levels of interest rates, the relationship between short-and long-term rates and the speed of interest rate changes have in the past impacted, and in the future are expected to continue to impact, our net interest margin, capital ratios and overall financial position. Changes in the direction and level of interest rates may also have adverse impacts on our clients and counterparties, which could adversely impact multiple aspects of our business, including our fee revenue, allowance for credit losses and deposit mix. Although we have policies and procedures in place to assess and mitigate the potential impacts of changes in the direction and level of interest rates, these policies and procedures may not be able to effectively mitigate these risks. If our assumptions about any number of factors used in our interest rate models are incorrect, or if there are unforeseen changes in external environment that are out of our control, it could negatively impact our results of operation and financial position.

A more detailed discussion of the interest rate and market risks we face is contained in “Risk Management – Risk Types Overview – Market Risk.”

We have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings.

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2024, approximately 64% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 36% of our securities portfolio at Dec. 31, 2024. Our available-for-sale securities portfolio, to the extent unhedged, may result in increased volatility in our accumulated other comprehensive income or earnings relative to a loan portfolio that is accounted for at amortized cost.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 33% at Dec. 31, 2024), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. Accordingly, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities portfolio, including interest rate-related risks.

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

96 BNY

Risk Factors (continued)
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

BNY 97

Risk Factors (continued)
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

From time to time, we assume concentrated credit risk at the individual obligor, counterparty or group level, potentially exposing us to a single market or political event or a correlated set of events. For example, we may be exposed to defaults by companies located in countries with deteriorating economic conditions or by companies in certain industries. Our commercial real estate portfolio also exposes us to concentrated credit risk, including to the New York metro market. Such concentrations may be material. Our counterparty exposures change daily, and the counterparties or groups of related counterparties to which our risk exposure is material also vary during any reported period; however, our largest exposures tend to be to other financial institutions, clearing organizations and governmental entities, both inside and outside the U.S. Concentration of counterparty exposure presents significant risks to us and to our clients because the failure or perceived weakness of our counterparties (or in some cases of our clients’ counterparties) has the potential to expose us to risk of financial loss. Changes in market perception of the financial strength of particular financial institutions or sovereign issuers can occur rapidly, are often based on a variety of factors and are difficult to predict.

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

We are also subject to the risk that our contractual rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold, including a deterioration in the value of collateral posted by third parties to secure their obligations to us under derivatives contracts and other agreements, could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. Disputes with clients and counterparties as to the valuation of collateral can significantly increase in times of market stress and illiquidity. In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate or realize the value of our positions, thereby leading to increased concentrations. An inability to reduce our positions may not only increase the market and credit risks associated with such positions but may also increase the level of RWA on our balance sheet, thereby increasing our capital requirements and funding costs, all of which could adversely affect the operations and profitability of our businesses.

98 BNY

Risk Factors (continued)
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

Our operating model and overall strategy rely heavily on our access to financial market utilities and global capital markets. Without such access, it would be difficult to process payments and settle and clear transactions on behalf of our clients. Deterioration in our liquidity position, whether actual or perceived, can impact our market access by affecting participants’ willingness to transact with us. Changes to our liquidity can be caused by various factors, such as funding mismatches, a failure in our asset/liability

BNY 99

Risk Factors (continued)
management, market constraints disabling asset to cash conversion, inability to issue debt on terms acceptable to us, run-offs of core deposits and contingent liquidity events such as additional collateral posting. Changes in economic conditions or exposure to credit, market, operational, legal and reputational risks can also affect our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We also must manage liquidity risks on an intraday basis, in a manner designed to ensure that we can access required funds during the business day to make payments or settle immediate obligations, often in real time. We receive client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to receive those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded, interest rates continue to rise or remain at elevated levels, or if we or our peers become subject to significant negative press or significant regulatory action or litigation, among other reasons. Our liquidity could also be adversely affected by customers’ withdrawal of deposits in response to volatility and disruptions in the financial markets or a stress event. Such stress events may impact certain industries in which our depositors may be concentrated or correlated and may consequently disproportionally affect our liquidity. Further, deposit outflows could increase if our clients and customers with uninsured deposits look for alternative placements for their funds amidst market and financial industry volatility. A perceived loss of confidence in BNY as a depository institution may be additionally exacerbated by the speed and pervasiveness with which information, which may be inaccurate or incomplete, is disseminated through social media or other internet forums. If we were to lose a significant amount of deposits, we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest income.

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

In addition, our access to the debt and equity capital markets and credit markets is a significant source of liquidity. Events or circumstances often outside of our control, such as market disruptions, lack of liquidity in the markets, government fiscal and monetary policies, uncertainty over the U.S. government debt ceiling or loss of confidence by securities purchasers or counterparties in us or in the funds markets, could limit our access to capital markets and credit markets, increase our cost of borrowing, adversely affect our liquidity or impair our ability to execute our business plan. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact our funding availability and cost. Conversely, excess liquidity inflows could increase interest expense, limit our financial flexibility and increase the size of our total assets in a manner that could have a negative impact on our capital ratios.

Under the U.S. capital rules, the size of the capital surcharge that applies to a U.S. G-SIB is based in part on its reliance on short-term wholesale funding, including certain types of deposit funding, which may increase the cost of such funding. Furthermore, certain non-U.S. authorities require large banks to incorporate a separate subsidiary in countries in which they operate and to maintain independent

100 BNY

Risk Factors (continued)
capital and liquidity at foreign subsidiaries. These requirements could hinder our ability to efficiently manage our funding and liquidity in a centralized manner, requiring us to hold more capital and liquidity overall.

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

Under U.S. and international regulatory capital adequacy rules and other regulatory requirements, we and our subsidiary banks must meet or exceed thresholds that include quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. As discussed in “Supervision and Regulation,” BNY is registered with the Federal Reserve as a BHC and an FHC. An FHC’s ability to maintain its status as an FHC is dependent upon a number of factors, including its U.S. bank subsidiaries qualifying on an ongoing basis as “well capitalized” and “well managed” under the banking agencies’ prompt corrective action regulations as well as applicable Federal Reserve regulations. Failure by an FHC or one of its U.S. bank subsidiaries to qualify as “well capitalized” and “well managed,” if unremedied over a period, would cause it to lose its status as an FHC and could affect the confidence of clients in it, compromising its competitive position. Additionally, an FHC that does not continue to meet all the requirements for FHC status could lose the ability to undertake new activities or make acquisitions that are not generally permissible without FHC status or to continue such activities.

The failure by one of our U.S. bank subsidiaries to maintain its status as “well capitalized” could lead to, among other things, higher FDIC assessments and could have reputational and associated business consequences.

If we or our subsidiary banks fail to meet U.S. and international minimum capital rules and other

BNY 101

Risk Factors (continued)
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

Finally, our regulatory capital ratios, liquidity metrics and related components are based on our current interpretation, expectations and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models and further implementation guidance. Any modifications resulting from these ongoing reviews, the adoption of new or heightened prudential regulatory requirements, or the continued implementation of the U.S. capital rules (such as proposed revisions to implement and finalize the Basel III reforms), the LCR, the NSFR, the resolution planning process and related amendments, could result in changes in our RWAs, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact regulatory capital and liquidity ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational RWAs could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements and regulatory standards.

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

102 BNY

Risk Factors (continued)
There are also limitations specific to the IHC’s ability to make distributions or extend credit to the Parent. The IHC is not permitted to make distributions to the Parent if certain key capital and liquidity indicators are breached, and if the resolution of the Parent is imminent, the committed lines of credit provided by the IHC to the Parent will automatically terminate, with all outstanding amounts becoming due.

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

A Federal Reserve determination that our capital planning processes were weak or otherwise fail to meet supervisory expectations could have a variety of adverse consequences, including, without limitation, ratings downgrades, ongoing heightened supervisory scrutiny, expenses associated with remediation activities and potentially an enforcement action.

A failure to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock, our return on equity and market perceptions of BNY.

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

BNY 103

Risk Factors (continued)
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

104 BNY

Risk Factors (continued)
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

If the Parent were to become subject to a bankruptcy proceeding and our single point of entry strategy is successful, our material entities will not be subject to insolvency proceedings and their creditors would not be expected to suffer losses, while the Parent’s security holders, including unsecured debt holders, could face significant losses, potentially including the loss of their entire investment. The single point of entry strategy, in which the Parent would be the only legal entity to enter resolution proceedings, may result in greater risk of loss to holders of the Parent’s unsecured senior debt securities and certain other securities than would be the case under a different resolution strategy.

In addition, Title II of the Dodd-Frank Act established an orderly liquidation process in the event of the failure of a large systemically important financial institution, such as BNY, in order to avoid or mitigate serious adverse effects on the U.S. financial system. Specifically, if the Parent is in default or danger of default and certain specified conditions are met, the FDIC may be appointed receiver under the orderly liquidation authority, and we would be resolved under that authority instead of the U.S. Bankruptcy Code.

U.S. supervisors have indicated that a single point of entry strategy may be a desirable strategy to resolve a large financial institution such as BNY under Title II in a manner that would, similar to our preferred strategy under our Title I resolution plan, impose losses on shareholders, unsecured debt holders and other unsecured creditors of the Parent, while permitting the holding company’s subsidiaries to continue to operate and remain solvent. Under such a strategy, assuming the Parent entered resolution proceedings and its subsidiaries remained solvent, losses at the subsidiary level would be absorbed by the Parent and ultimately borne by the Parent’s security holders (including holders of the Parent’s unsecured debt securities), while third-party creditors of the Parent’s subsidiaries would not be expected to suffer losses. Accordingly, the Parent’s security holders (including holders of unsecured debt securities and other unsecured creditors) could face losses in excess of what otherwise would have been the case.

Strategic Risk

New lines of business, new products and services or transformational or strategic project initiatives subject us to new or additional risks, and the failure to implement these initiatives could affect our results of operations.

From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken transformational or strategic projects. There are substantial risks and uncertainties associated with these efforts, including with respect to projects that involve the adoption of new and evolving technologies such as artificial intelligence. We invest significant time and resources in developing and marketing new lines of business, products and services and executing on our transformational and strategic initiatives. For example, we have devoted significant resources to developing new technology solutions for our clients, including our initiatives related to real-time electronic payments and global collateral management, as well as Wove, our integrative wealth management advisory platform. If these technology solutions do not operate or perform as expected, are not successful, or do not produce the anticipated efficiencies, it could adversely impact our reputation, business and results of operations. Developing and providing new products and services, including those relating to digital assets, increases our operational risk exposures. These risks are often heightened for projects that rely on third-party service providers, or in connection with new technologies and asset classes, such as digital assets, that are not only new for BNY but also relatively new to the financial markets more broadly. Compared with our activities involving traditional assets, digital asset-related products or services may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and third-party dependencies, as well as reputational, technology, legal and regulatory risks.

BNY 105

Risk Factors (continued)
Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to our customers. Initial timetables for the development and introduction of new lines of business or new products or services and price and profitability targets may not be met. Furthermore, our revenues and costs may fluctuate because new businesses or products and services generally require startup costs while revenues may take time to develop, which may adversely impact our results of operations. The introduction of new accounting or regulatory requirements, or changes in those requirements, can also limit our ability to pursue strategic initiatives or result in significant costs. For example, prior to the repeal of Staff Accounting Bulletin 121, we had devoted considerable resources in analyzing the impact of such guidance on our existing and potential digital asset custody offerings.

Significant effort and resources are necessary to manage and oversee the successful completion of transformational or strategic project initiatives. If management makes choices about these initiatives that prove to be incorrect, are based on incomplete, inaccurate or fraudulent information, fail to accurately assess the competitive landscape and industry trends or are unable to address the expectations of various stakeholders, then the value and growth prospects of our business may be affected. Further, these initiatives often place significant demands on management and a limited number of employees with subject matter expertise and may involve significant costs to implement, as well as increase operational risk as we develop and implement related controls, processes and procedures and employees learn to operate under new systems, controls, processes and procedures. The failure to successfully execute or monitor these transformational or strategic initiatives could adversely impact our business, reputation and results of operations.

Legal, regulatory and reputational risks may also exist in connection with dealing with new products, technologies or markets, or clients and customers whose businesses focus on such products, technologies or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction. We may invest significant time and resources into the expansion of existing or creation of new compliance and risk management systems with respect to new products, technologies or markets.

Our strategic transactions present risks and uncertainties and could have an adverse effect on our business, financial condition and results of operations.

From time to time, to achieve our strategic objectives, we have acquired, disposed of or invested in (including through joint venture relationships) companies and businesses and have entered into strategic alliances or other collaborations with third-party service providers to deliver products and services to clients, and may do so in the future. Our ability to pursue or complete strategic transactions is in certain instances subject to regulatory approval and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted. Moreover, to the extent we pursue a strategic transaction, there can be no guarantee that the transaction will close when anticipated, or at all. If a strategic transaction does not close (including due to failure to obtain regulatory approval), or if the strategic transaction fails to deliver anticipated results, it could have an adverse effect on our business, financial condition and results of operations. Anticipated challenges in obtaining any required governmental approvals, or uncertainty as to the prospects for obtaining such approvals, could also prevent us from pursuing a strategic transaction we may otherwise view as attractive.

Each acquisition poses integration challenges, including successfully retaining and assimilating clients and key employees, capitalizing on certain revenue synergies and integrating the acquired company’s employees, culture, control functions, systems and technology. These risks may be heightened if we are unable to, or fail to, conduct sufficient or appropriate due diligence in connection with a potential acquisition. In some cases, acquisitions involve entry into new businesses or new geographic or other markets, and these situations also present risks and uncertainties in instances where we may be inexperienced in these new areas. We may be required to spend a significant amount of time and resources to integrate these acquisitions. The anticipated integration benefits may take longer to achieve than projected and the time and cost needed to consolidate control functions, platforms and systems may significantly exceed our estimates. If we fail to successfully integrate strategic acquisitions,

106 BNY

Risk Factors (continued)
including doing so in a timely and cost-effective manner, we may not realize the expected benefits, which could have an adverse impact on our business, financial condition and results of operations. In addition, we may incur expenses, costs, losses, penalties, taxes and other liabilities related to the conduct of the acquired businesses prior to the date of our ownership (including in connection with the defense and/or settlement of legal and regulatory claims, investigations and proceedings) which may not be recoverable through insurance, indemnification or otherwise. If the purchase price we pay in an acquisition exceeds the fair value of assets acquired less the liabilities we assume, then we may need to recognize goodwill on our consolidated balance sheet. Goodwill is an intangible asset that is not eligible for inclusion in regulatory capital under applicable requirements. Further, if the value of the acquisition declines, we may be required to record an impairment charge.

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

We may not realize some or all of the expected benefits of our transition to a platforms operating model.

We are executing on a plan to transition our organization to a platforms operating model. We expect such transition to lead to operating efficiencies, process simplification, cost savings, an increased focus on clients and improvements to the client experience, infrastructure improvements to technology and other systems, among other benefits. Implementing these changes to our operating model involves various execution challenges, complexities and uncertainties, may be costly and disruptive to our business, may result in litigation, regulatory scrutiny, or other negative financial, strategic or reputational impacts. Projections regarding the benefits of the transition are based on current business operations, market conditions and management expectations, among other factors, and are subject to change. We may not be able to obtain the anticipated benefits, cost savings and operational improvements within the projected timing or at all. Additionally, we may experience unintended and unforeseen consequences as a result of such transition, including a loss of continuity, increased complexity, issues concerning employee retention, labor disputes, decreased employee morale, loss of institutional knowledge and expertise of departing employees. Such unintended consequences may increase as the pace of implementation of our platforms operating model accelerates or if we are unsuccessful in executing organizational change management. If we are unable to successfully implement our transition to a platforms operating model, our business, financial condition and results of operations could be adversely affected.

BNY 107

Risk Factors (continued)
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

In addition, technological advances have made it possible for other types of non-depository institutions, such as financial technology firms, outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business, including with respect to our clearing, settlement, payments and trading activities. In the future, financial technology firms may be able to provide traditional banking products and services by obtaining a bank-like charter or offer cryptocurrencies.

Moreover, new or disruptive technologies may quickly impact markets and the manner in which our clients interact and transact within markets. For example, the emergence, adoption and evolution of new technologies that do not require intermediation, including distributed ledgers, as well as advances in robotic process automation, could significantly affect the competition for payments processing and other financial services. Our failure to either anticipate, or participate in, the transformational change within a given market or adapt these technologies as successfully as our peers, could make us less competitive and result in potential negative financial impact. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive.

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

We are subject to reputational, legal, compliance and regulatory risk in the ordinary course of our business. Harm to our reputation can result from numerous sources, including adverse publicity or negative information, whether or not true, arising from events occurring at BNY, other financial institutions or in the financial markets, perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality, or a failure to appropriately describe our products and services, how we address environmental, social and sustainability concerns in our business activities or in our relationships with clients, the purported inappropriate or unlawful actions of our employees or the use of social media by our employees, the consequences of using emerging technologies, such as generative artificial intelligence or blockchain technology, alleged financial reporting irregularities involving ourselves or other large and well-known companies and perceived or actual conflicts of interest. For example, a cybersecurity event impacting us or our customers’ data could have a negative impact on our reputation and customer confidence in BNY and our cybersecurity defenses and business continuity and resiliency capabilities. Our reputation could also be harmed by the failure of an affiliate, joint venture or a vendor or other third party with which we do business to comply with laws or regulations. Our reputation may be significantly damaged by adverse publicity or negative information regarding BNY, whether or not true, that may be published or broadcast by the media or posted on social media, non-mainstream news services or other internet forums. The speed and pervasiveness with which information, misinformation or rumors can be disseminated through these channels, in particular social media, may magnify risks relating to negative

108 BNY

Risk Factors (continued)
publicity or media scrutiny. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an impact on our business and results of operations.

Additionally, governmental scrutiny from regulators, tax authorities, legislative bodies and law enforcement agencies with respect to financial services companies has remained at elevated levels. Press coverage and other public statements, including information posted on social media or other internet forums, that allege some form of wrongdoing (including, in some cases, press coverage and public statements that do not directly involve BNY) often result in some type of investigation or in lawsuits. Certain enforcement authorities have recently required admissions of wrongdoing, and in some cases, criminal pleas, as part of the resolution of matters brought by them against financial institutions. Any such resolution of a matter involving BNY could lead to increased exposure to civil litigation, could adversely affect our reputation and ability to do business in certain products and in certain jurisdictions and could have other negative effects.

Impacts from geopolitical events, acts of terrorism, war, natural disasters, the physical effects of climate change, pandemics and other similar events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, which includes clients, counterparties, vendors and other third parties, we are subject to risks of loss from the outbreak of war, escalation or continuation of hostilities, global conflicts, acts of terrorism, natural disasters, the physical effects of climate change, pandemics and other similar unpredictable or catastrophic events that could have a negative impact on our business and operations. For example, in July 2024, a software update by CrowdStrike Holdings, Inc. (“CrowdStrike”), a cybersecurity technology company, caused widespread crashes of the Windows systems into which it was integrated resulting in operational disruptions to a variety of sectors including aviation, financial services and healthcare. Although we have not experienced any material impacts as a result of the CrowdStrike software update or similar events, we could in the future experience similar third-party software-induced interruptions to our operations, which could adversely affect our business, results of operations and financial condition. We may also be impacted by unfavorable political, economic, legal or other developments, in addition to social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, the imposition of tariffs, counter tariffs or other limitations on international trade and travel, which could disrupt world trade and lead to trade retaliation and other supply chain complications, and changes in laws and regulations. These risks may be heightened as a result of uncertainties about changing rules, regulations and policies following the outcome of recent elections and the resulting political administration transitions in the United States and internationally.

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

Our operations, business, clients, supply chain and other stakeholders, as well as the finance sector and the global economy, could be adversely affected by the physical manifestations of climate change. Climate-related physical risks include the increased frequency or severity of acute weather events, such as hurricanes, floods, heatwaves and wildfires, and chronic shifts in the climate, such as increases in average global temperatures, rising sea levels, persistent changes in precipitation levels, prolonged drought, food and water insecurity, and any resulting population migration. Such changes could have adverse financial, operational and other impacts on us, both directly on our business, operations and

BNY 109

Risk Factors (continued)
employees, and indirectly as a result of impacts to our clients, vendors and other third parties on which we rely or as a result of market volatility. These risks, and the impact on our business and the business of our clients and counterparties, are often difficult to predict or quantify. Climate change risks can also lead to a deterioration in our credit risk exposures, for example, in our wealth management mortgage and commercial real estate portfolios. Further, our headquarters is located in New York near the Hudson River waterfront. Such location and the location of our other properties may subject us to more frequent or severe weather events, which could lead to declines in the asset values of our properties and the reduced availability or increased cost of insurance.

While we have business continuity and disaster recovery plans in place, catastrophic events, whether or not caused by climate change, could damage our facilities, disrupt or delay for prolonged periods normal business operations (including communications, technology and physical access to our facilities) or result in harm to or cause travel limitations on our employees, with a similar impact on our clients, suppliers and counterparties. Notwithstanding our efforts to maintain business continuity and disaster recovery plans, to the extent a catastrophic event occurs and our business continuity and disaster recovery plans fail or are otherwise impaired, for example, because of an internal or external failure of our information technology infrastructure or increased rates of employee illness or unavailability, our business continuity status would be adversely impacted, our ability to service and interact with our clients may suffer and there would be a disruption to our businesses.

Catastrophic events, including those caused by climate change, could also negatively impact the purchase of our products and services if those events result in reduced capital markets activity, lower asset price levels or disruptions in general economic activity, or in financial market settlement functions, which could negatively impact our business and results of operations. In addition, such catastrophic events may lead, and in some cases have led, to higher market volatility, reduced availability or increased cost of insurance for our clients, as well as an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations. Furthermore, we invest in renewable energy projects, which have been and may in the future be adversely affected by extreme weather events, natural disasters and other catastrophic events.

Sustainability concerns, including a focus on climate change and diversity, could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation.

Global efforts to mitigate climate damage, support climate adaptation, slow the loss of biodiverse natural ecosystems and promote other sustainability causes and standards have led and are likely to continue to lead to new legislative and regulatory requirements, heightened expectations among regulators and supervisors, and changes in consumers’ and businesses’ behaviors and business preferences. Conversely, there has been increasing sentiment against climate and diversity initiatives in the U.S., which has led and is likely to continue to lead to new policies and legislative and regulatory requirements discouraging or prohibiting these initiatives. As a result, we may face heightened, and potentially conflicting, regulatory, legal and reputational scrutiny in the U.S., the EU and other jurisdictions in which we operate, and our business and financial condition may be adversely impacted.

The governmental and supervisory focus on these and other sustainability-related issues has resulted and could continue to result in our becoming subject to new, conflicting or heightened regulatory requirements or supervisory guidance, such as requirements relating to risk management, operational resiliency or stress testing for various climate stress scenarios, or additional, potentially costly, reporting requirements. In particular, financial institutions have come under increased scrutiny regarding the management and disclosure of climate risks, both directly and indirectly, and new regulations may expand required disclosure of actual and potential climate-related impact on suppliers, clients and other third parties in our value chain. For example, in October 2023, the Federal Reserve, the OCC and the FDIC jointly issued interagency guidance for large financial institutions, including BNY, on principles for climate-related financial risk management, and California enacted three climate-related laws imposing extensive new climate-related disclosure obligations applicable to companies doing business in California, and in 2024, made updates to two of those laws. In 2024, the SEC also adopted rules requiring

110 BNY

Risk Factors (continued)
enhanced disclosures of certain climate-related risks, which was stayed pending litigation. On the other hand, certain states in which we operate have enacted, or have proposed to enact, statutes that prohibit financial institutions from denying or canceling products or services to a person, or otherwise discriminating against a person in making available products or services, on the basis of social credit scores and certain other factors. There is also shifting sentiment in the U.S. against climate, sustainability and diversity programs and initiatives at the federal level, with executive orders directing federal agencies to eliminate programs, grants and mandates that support diversity, equity, inclusion or environmental goals. Any changes in regulatory requirements, including as a result of changes in policies from federal, state or non-U.S. lawmakers and regulators, could result in increased regulatory, compliance or other costs or higher capital requirements, and may subject us to diverging and evolving requirements in the various jurisdictions in which we operate, including potentially conflicting sustainability and anti-sustainability requirements and expectations from local, state and national governments that may impact our ability to conduct certain business within those jurisdictions.

Our Investment Management line of business offers a range of solutions and advice for professional and personal investors to better manage risk-adjusted returns and, where applicable, achieve their sustainable investment goals and invest responsibly. Certain lawmakers and public officials have suggested that sustainability-related investing practices may result in violations of antitrust laws and breaches of fiduciary duty. In addition, we may face compliance risks presented by regulations that are intended to address “greenwashing” or “greenhushing,” including the UK FCA Sustainability Disclosure Requirements and other regulations that may be promulgated in the future. We have in the past been, and may in the future become, subject to enforcement actions and investigations by the SEC and other regulators and government officials, including state Attorneys General, regarding our sustainability-related investing practices. Governmental enforcement action could also lead to civil litigation claims by clients, fund shareholders and other third parties asserting violations of law or breaches of fiduciary duties and contractual obligations.

Further, as some regulators seek to mandate additional disclosure of sustainability-related information, our ability to comply with such requirements and to conduct more robust risk-related analyses may be hampered by lack of information and reliable data. Climate data, particularly greenhouse gas emissions for clients and direct and indirect counterparties, may be limited in availability, based on estimated or unverified figures, which may have been derived from information or factors released by third-party sources, collected and reported on a lag, and variable in quality and consistency. Moreover, the methodologies and standards used to measure and report such data are still in early stages, rapidly evolving and subject to change. In addition, modeling capabilities to analyze climate-related risks remain incomplete and there can be no assurance that accurate or effective predictive tools or capabilities will be developed. These and other factors could cause results to differ materially from those expressed in the estimates and beliefs made by third parties and by us, which could also impact our management of risk in this area and could result in us amending or restating our sustainability targets or baselines, including those related to greenhouse gas emissions, carbon neutrality, diversion of waste from landfills, paper neutrality and water consumption.

In the transition to a low carbon economy, changes in public policy, regulatory environment, stakeholder preferences, market pressures and advancements in technology may affect our business practices or result in additional costs or other adverse consequences to our business operations. Such changes could affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. Failure to adequately consider transition risks in developing and executing on our business strategy could lead to a loss of market share, lower revenues, decreased asset values and higher credit costs, as well as regulatory scrutiny.

Views about sustainability are diverse and changing, and our business, reputation and ability to attract and retain clients and employees may be harmed if our actions are perceived to be ineffective, insufficient or otherwise inappropriate, or if we are unable to achieve our stated objectives and commitments. Moreover, our reputation may be damaged as a result of our association, whether actual or perceived, with, among others, certain industries, companies, individuals or products perceived to be causing or exacerbating climate change or contributing to other

BNY 111

Risk Factors (continued)
sustainability issues. We are also exposed to reputational risk resulting from potential allegations of discrimination against companies in certain sectors, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change or other sustainability issues. At the same time, certain financial institutions have also been subject to criticism and negative publicity as a result of their decisions to reduce their involvement in certain industries or projects perceived to be causing or exacerbating climate change or contributing to other sustainability issues. Further, political pressure may be placed upon governmental clients not to use certain providers, such as us, if the legislators or governmental officials in such jurisdictions believe our positions are not consistent with the views of such legislators or officials. The continuously evolving societal and political perspectives on sustainability make the ultimate impact on us difficult to predict, identify and monitor and may be detrimental to us.

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

112 BNY

Risk Factors (continued)
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

BNY 113

Recent Accounting Developments
The following accounting guidance issued by FASB has not yet been adopted as of Dec. 31, 2024.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a company to disclose, on an annual basis, additional disaggregated information related to the existing disclosures for the effective income tax rate reconciliation and income taxes paid.

This ASU is effective on a prospective basis, with a retrospective option, for annual periods beginning after Dec. 15, 2024, and interim periods within fiscal years beginning after Dec. 15, 2025. BNY is currently evaluating this guidance and the impact on the income tax disclosures.

114 BNY

Supplemental Information (unaudited)
Explanation of GAAP and Non-GAAP financial measures

BNY has included in this Annual Report certain Non-GAAP financial measures on a tangible basis as a supplement to GAAP information, which exclude goodwill and intangible assets, net of deferred tax liabilities. We believe that the return on tangible common equity – Non-GAAP is additional useful information for investors because it presents a measure of those assets that can generate income, and the tangible book value per common share – Non-GAAP is additional useful information because it presents the level of tangible assets in relation to shares of common stock outstanding.

BNY included revenue measures excluding notable items, including a net loss from repositioning the securities portfolio, the reduction in the fair value of a contingent consideration receivable and disposal gains and losses. Expense measures, excluding notable items, including goodwill impairment, FDIC special assessment, severance expense and litigation reserves, are also presented. Litigation reserves represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Income before taxes, net income applicable to common shareholders of The Bank of New York Mellon Corporation, diluted earnings per share, return on common equity, return on tangible common equity and pre-tax operating margin, excluding the notable items mentioned above, are also provided. These measures are provided to permit investors to view the financial measures on a basis consistent with how management views the businesses.

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

BNY has also included the adjusted pre-tax operating margin – Non-GAAP, which is the pre-tax operating margin for the Investment and Wealth Management business segment, net of distribution and servicing expense that was passed to third parties who distribute or service our managed funds. We believe that this measure is useful when evaluating the performance of the Investment and Wealth Management business segment relative to industry competitors.

Forward-looking Non-GAAP financial measures

From time to time we may present or discuss forward-looking Non-GAAP financial measures, such as targets for expenses excluding notable items. We are unable to provide a reconciliation of forward-looking Non-GAAP financial measures to the comparable GAAP financial measures because we are unable to provide, without unreasonable effort, a meaningful or accurate estimation of amounts that would be necessary for the reconciliation due to the inherent difficulty of quantifying future amounts or when they may occur. Such unavailable information could be significant to future results.

BNY 115

Supplemental Information (unaudited) (continued)

Reconciliation of Non-GAAP measures, excluding notable items			2024 vs.
(dollars in millions)	2024	2023	2023
Total revenue – GAAP	$18,619	$17,697	5%
Less: Reduction in the fair value of a contingent consideration receivable (a)	—	(144)
Disposal (loss) (a)	—	(6)
Adjusted total revenue – Non-GAAP	$18,619	$17,847	4%

Total noninterest expense – GAAP	$12,701	$13,295	(4)%
Less: Severance expense (b)	240	267
Litigation reserves (b)	44	94
FDIC special assessment (b)	(63)	632
Adjusted total noninterest expense – Non-GAAP	$12,480	$12,302	1%

Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$4,336	$3,067	41%
Less: Reduction in the fair value of a contingent consideration receivable (a)	—	(144)
Disposal (loss) (a)	—	(5)
Severance expense (b)	(183)	(205)
Litigation reserves (b)	(41)	(91)
FDIC special assessment (b)	48	(482)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation – Non-GAAP	$4,512	$3,994	13%

Diluted earnings per share – GAAP	$5.80	$3.89	49%
Less: Reduction in the fair value of a contingent consideration receivable (a)	—	(0.18)
Disposal (loss) (a)	—	(0.01)
Severance expense (b)	(0.24)	(0.26)
Litigation reserves (b)	(0.05)	(0.12)
FDIC special assessment (b)	0.06	(0.61)
Total diluted earnings per common share impact of notable items	$(0.23)	$(1.18)
Adjusted diluted earnings per share – Non-GAAP	$6.03	$5.07	19%
(a)    Reflected in investment and other revenue.
(b)    Severance expense is reflected in staff expense, litigation reserves in other expense, and FDIC special assessment in bank assessment charges, respectively.

The following table presents the reconciliation of the pre-tax operating margin.

Pre-tax operating margin reconciliation
(dollars in millions)	2024	2023
Income before taxes – GAAP	$5,848	$4,283
Less: Impact of notable items (a)	(221)	(1,143)
Adjusted income before taxes, excluding notable items – Non-GAAP	$6,069	$5,426

Total revenue – GAAP	$18,619	$17,697
Less: Impact of notable items (a)	—	(150)
Adjusted total revenue, excluding notable items – Non-GAAP	$18,619	$17,847

Pre-tax operating margin – GAAP (b)	31%	24%
Adjusted pre-tax operating margin – Non-GAAP (b)	33%	30%
(a)    See table above for details of notable items and line items impacted.
(b)    Income before taxes divided by total revenue.

116 BNY

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of the return on common equity and tangible common equity.

Return on common equity and tangible common equity reconciliation	2024	2023	2022
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$4,336	$3,067	$2,345
Add: Amortization of intangible assets	50	57	67
Less: Tax impact of amortization of intangible assets	12	14	16
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$4,374	$3,110	$2,396
Less: Impact of notable items (a)	(176)	(927)	(1,378)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets and notable items – Non-GAAP	$4,550	$4,037	$3,774

Average common shareholders’ equity	$36,413	$35,767	$36,067
Less: Average goodwill	16,316	16,204	17,060
Average intangible assets	2,839	2,880	2,939
Add: Deferred tax liability – tax deductible goodwill	1,221	1,205	1,181
Deferred tax liability – intangible assets	665	657	660
Average tangible common shareholders’ equity – Non-GAAP	$19,144	$18,545	$17,909

Return on common shareholders’ equity – GAAP	11.9%	8.6%	6.5%
Adjusted return on common shareholders’ equity – Non-GAAP	12.4%	11.2%	10.3%

Return on tangible common shareholders’ equity – Non-GAAP	22.8%	16.8%	13.4%
Adjusted return on tangible common shareholders’ equity – Non-GAAP	23.8%	21.8%	21.1%
(a)    See page 116 for details of notable items and line items impacted in 2024 and 2023. Notable items in 2022 include goodwill impairment, severance expense, litigation reserves, a revenue reduction related to Russia, primarily the accelerated amortization of deferred costs for depositary receipts services (reflected in investment services fees), a net loss from repositioning the securities portfolio (reflected in investment and other revenue) and gains on disposals (reflected in investment and other revenue).

The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2024	2023	2022
The Bank of New York Mellon Corporation shareholders’ equity at year end – GAAP	$41,318	$40,770	$40,613
Less: Preferred stock	4,343	4,343	4,838
The Bank of New York Mellon Corporation common shareholders’ equity at year end – GAAP	36,975	36,427	35,775
Less: Goodwill	16,598	16,261	16,150
Intangible assets	2,851	2,854	2,901
Add: Deferred tax liability – tax deductible goodwill	1,221	1,205	1,181
Deferred tax liability – intangible assets	665	657	660
The Bank of New York Mellon Corporation tangible common shareholders’ equity at year end – Non-GAAP	$19,412	$19,174	$18,565

Year-end common shares outstanding (in thousands)	717,680	759,344	808,445

Book value per common share – GAAP	$51.52	$47.97	$44.25
Tangible book value per common share – Non-GAAP	$27.05	$25.25	$22.96

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2024 vs.
(dollars in millions)	2024	2023	2023
Investment management and performance fees – GAAP	$3,139	$3,058	3%
Impact of changes in foreign currency exchange rates	—	11
Adjusted investment management and performance fees – Non-GAAP	$3,139	$3,069	2%

BNY 117

Supplemental Information (unaudited) (continued)

The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment and Wealth Management business segment.

Constant currency reconciliation – Investment and Wealth Management business segment			2024 vs.
(dollars in millions)	2024	2023	2023
Investment management and performance fees – GAAP	$3,144	$3,062	3%
Impact of changes in foreign currency exchange rates	—	11
Adjusted investment management and performance fees – Non-GAAP	$3,144	$3,073	2%

The following table presents the reconciliation of the pre-tax operating margin for the Investment and Wealth Management business segment.

Pre-tax operating margin reconciliation – Investment and Wealth Management business segment
				2024 vs.	2023 vs.
(dollars in millions)	2024	2023	2022	2023	2022
Income before income taxes – GAAP	$605	$383	$47	58%	715%
Less: Reduction in the fair value of a contingent consideration receivable (a)	—	(144)	—
Disposal (loss) (a)	—	—	(11)
Revenue reduction related to Russia (b)	—	—	(6)
Severance expense (c)	(22)	(19)	(12)
Litigation reserves (c)	2	(1)	—
Goodwill impairment	—	—	(680)
Adjusted income before income taxes – Non-GAAP	$625	$547	$756	14%	(28)%

Total revenue – GAAP	$3,389	$3,155	$3,563
Less: Distribution and servicing expense	363	355	345
Adjusted total revenue, net of distribution and servicing expense – Non-GAAP	$3,026	$2,800	$3,218
Less: Reduction in the fair value of a contingent consideration receivable (a)	—	(144)	—
Disposal (loss) (a)	—	—	(11)
Revenue reduction related to Russia (b)	—	—	(6)
Adjusted total revenue, excluding notable items and net of distribution and servicing expense – Non-GAAP	$3,026	$2,944	$3,235

Pre-tax operating margin – GAAP (d)	18%	12%	1%
Adjusted pre-tax operating margin, net of distribution and servicing expense – Non-GAAP (d)	20%	14%	2%
Adjusted pre-tax operating margin, net of distribution and servicing expense and excluding notable items – Non-GAAP (d)		19%	23%
(a)    Reflected in investment and other revenue.
(b)    Primarily reflected in investment management and performance fees.
(c)    Severance expense is reflected in staff expense and litigation reserves in other expense.
(d)    Income before taxes divided by total revenue.

118 BNY

Supplemental Information (unaudited) (continued)
Rate/volume analysis

Rate/volume analysis (a)	2024 over (under) 2023			2023 over (under) 2022
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest income
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$(3)	$66	$63	$289	$1,986	$2,275
Foreign offices	(133)	144	11	(31)	1,278	1,247
Total interest-bearing deposits with the Federal Reserve and other central banks	(136)	210	74	258	3,264	3,522
Interest-bearing deposits with banks	(103)	14	(89)	(50)	352	302
Federal funds sold and securities purchased under resale agreements	1,597	2,177	3,774	57	5,884	5,941
Loans:
Domestic offices	230	214	444	(99)	1,884	1,785
Foreign offices	24	10	34	(15)	147	132
Total loans	254	224	478	(114)	2,031	1,917
Securities:
U.S. government obligations	(188)	189	1	(123)	537	414
U.S. government agency obligations	65	298	363	(65)	603	538
Other securities:
Domestic offices (b)	19	129	148	(65)	239	174
Foreign offices	187	29	216	(18)	559	541
Total other securities (b)	206	158	364	(83)	798	715
Total investment securities (b)	83	645	728	(271)	1,938	1,667
Trading securities (primarily domestic) (b)	(17)	11	(6)	16	156	172
Total securities (b)	66	656	722	(255)	2,094	1,839
Total interest income (b)	$1,678	$3,281	$4,959	$(104)	$13,625	$13,521
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$710	$378	$1,088	$117	$3,606	$3,723
Foreign offices	115	320	435	(87)	1,901	1,814
Total interest-bearing deposits	825	698	1,523	30	5,507	5,537
Federal funds purchased and securities sold under repurchase agreements	(1,315)	4,590	3,275	824	4,941	5,765
Trading liabilities	(80)	12	(68)	(1)	89	88
Other borrowed funds:
Domestic offices	(45)	14	(31)	30	7	37
Foreign offices	(1)	3	2	—	1	1
Total other borrowed funds	(46)	17	(29)	30	8	38
Commercial paper	62	—	62	—	—	—
Payables to customers and broker-dealers	(73)	147	74	(28)	438	410
Long-term debt	44	111	155	125	726	851
Total interest expense	$(583)	$5,575	$4,992	$980	$11,709	$12,689
Changes in net interest income (b)	$2,261	$(2,294)	$(33)	$(1,084)	$1,916	$832
(a)    Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest income or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.
(b)    Presented on an FTE basis.

BNY 119

Forward-looking Statements

Some statements in this Annual Report are forward-looking. These include statements about the usefulness of Non-GAAP measures, the future results of BNY, our businesses, financial, liquidity and capital condition, results of operations, capital plans including dividends and repurchases, liquidity, risk and capital management and processes, human capital management (including related ambitions, objectives, aims and goals), strategic priorities and initiatives, acquisitions, related integration and divestiture activity, transition to a platforms operating model, efficiency savings, estimates (including those regarding expenses, interest rate and net interest income sensitivities, losses inherent in our credit portfolios and capital ratios), intentions (including those regarding our capital returns and expenses, including our investments in technology and pension expense), outlook (including those regarding our performance results, fee revenue, net interest income, expenses, impacts of currency fluctuations, capital ratios and effective tax rate) and expectations (including those regarding products, nonperforming assets, legal proceedings and other contingencies, impacts of trends on our businesses, regulatory, technology, market, economic or accounting developments and the impacts of such developments on our businesses).

In this report, any other report, any press release or any written or oral statement that BNY or its executives may make, words, such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “momentum,” “ambition,” “aspiration,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning, may signify forward-looking statements.

These forward-looking statements, and other forward-looking statements contained in other public disclosures of BNY, are not guarantees of future results or occurrences, are inherently uncertain and are based upon current beliefs and expectations of future events, many of which are, by their nature, difficult to predict, outside of our control and subject to change. By identifying these statements in this manner, we are alerting investors to the possibility that our actual results may differ, possibly materially, from the anticipated results expressed or implied in these forward-looking statements as a result of a number of important factors, including those factors described in “Risk Factors,” such as:
•errors or delays in our operational and transaction processing, or those of third parties, may materially adversely affect our business, financial condition, results of operations and reputation;
•our risk management framework, policies and processes may not be effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, policies and processes could expose us to unexpected losses that could materially adversely affect our results of operations or financial condition;
•limitations of the models we use to measure, monitor and manage risk could lead to unexpected losses and adverse business impacts;
•a communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations;
•a cybersecurity incident, or a failure in our computer systems, networks and information, or those of third parties, could result in the theft, disclosure, use or alteration of information, unauthorized access to or loss of information, or system or network failures. Any such incident or failure could adversely impact our ability to conduct our businesses, damage our reputation and cause losses;
•the development and use of artificial intelligence present risks and challenges that may adversely impact our business;
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

120 BNY

Forward-looking Statements (continued)

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
•we may not realize some or all of the expected benefits of our transition to a platforms operating model;
•we are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability;
•our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm;
•impacts from geopolitical events, acts of terrorism, war, natural disasters, the physical effects of climate change, pandemics and other

BNY 121

Forward-looking Statements (continued)

similar events may have a negative impact on our business and operations;
•sustainability concerns, including a focus on climate change and diversity, could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation;
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

Investors should not place undue reliance on any forward-looking statement and should consider all risk factors discussed in the 2024 Annual Report and any subsequent reports filed with the SEC by BNY pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY’s website or any other website referenced herein are not part of this report.

122 BNY

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

Expense categories:
•Revenue-related expenses generally correlate with changes in client balances, transaction volume or revenue. Examples include sub-custodian and clearing expense, distribution and servicing expenses, bank assessments and incentive compensation.
•Investments in growth, infrastructure and efficiency initiatives are primarily included in staff, software and equipment, and professional, legal and other purchased services expenses.
•Employee merit expenses include the annual assessment of employee salaries and benefits which enable us to attract and retain top industry talent and early talent.
•Efficiency savings include the benefits associated with running the company better and can impact all expense categories. Examples include workforce initiatives and vendor management.

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

BNY 123

Report of Management on Internal Control Over Financial Reporting
Management of BNY is responsible for establishing and maintaining adequate internal control over financial reporting for BNY, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY’s internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2024, BNY’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY’s 2024 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY’s internal control over financial reporting. This report begins on page 125.

124 BNY

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion
BNY’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on BNY’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to BNY in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

BNY 125

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 27, 2025

126 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2024	2023	2022
Fee and other revenue
Investment services fees	$9,419	$8,843	$8,529
Investment management and performance fees	3,139	3,058	3,299
Foreign exchange revenue	688	631	822
Financing-related fees	216	192	175
Distribution and servicing fees	158	148	130
Total fee revenue	13,620	12,872	12,955
Investment and other revenue (a)	687	480	70
Total fee and other revenue (a)	14,307	13,352	13,025
Net interest income
Interest income	25,607	20,648	7,118
Interest expense	21,295	16,303	3,614
Net interest income	4,312	4,345	3,504
Total revenue (a)	18,619	17,697	16,529
Provision for credit losses	70	119	39
Noninterest expense
Staff	7,130	7,095	6,800
Software and equipment	1,962	1,817	1,657
Professional, legal and other purchased services	1,503	1,527	1,527
Net occupancy	537	542	514
Sub-custodian and clearing	498	475	485
Distribution and servicing	361	353	343
Business development	188	183	152
Bank assessment charges	36	788	126
Goodwill impairment	—	—	680
Amortization of intangible assets	50	57	67
Other	436	458	659
Total noninterest expense	12,701	13,295	13,010
Income
Income before income taxes (a)	5,848	4,283	3,480
Provision for income taxes (a)	1,305	979	937
Net income (a)	4,543	3,304	2,543
Net (income) loss attributable to noncontrolling interests related to consolidated investment management funds	(13)	(2)	13
Net income applicable to shareholders of The Bank of New York Mellon Corporation (a)	4,530	3,302	2,556
Preferred stock dividends	(194)	(235)	(211)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$4,336	$3,067	$2,345
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (Accounting Standards Update (“ASU”) 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

BNY 127

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2024	2023	2022
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$4,336	$3,067	$2,345
Less: Earnings allocated to participating securities	—	—	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share (a)	$4,336	$3,067	$2,345
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2024	2023	2022
Basic	742,588	784,069	811,068
Common stock equivalents	5,513	3,821	3,904
Less: Participating securities	—	(92)	(177)
Diluted	748,101	787,798	814,795

Anti-dilutive securities (a)	288	1,334	3,142
(a)    Represents restricted stock, restricted stock units and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation (a)	Year ended Dec. 31,
(in dollars)	2024	2023	2022
Basic	$5.84	$3.91	$2.89
Diluted	$5.80	$3.89	$2.88
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

128 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2024	2023	2022
Net income (a)	$4,543	$3,304	$2,543
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(191)	272	(603)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	365	829	(3,245)
Reclassification adjustment	64	52	338
Total unrealized gain (loss) on assets available-for-sale	429	881	(2,907)
Defined benefit plans:
Net (loss) arising during the period	(9)	(75)	(306)
Foreign exchange adjustment	—	(1)	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	12	(10)	56
Total defined benefit plans	3	(86)	(250)
Net unrealized (loss) gain on cash flow hedges	(6)	6	(6)
Total other comprehensive income (loss), net of tax (b)	235	1,073	(3,766)
Total comprehensive income (loss) (a)	4,778	4,377	(1,223)
Net (income) loss attributable to noncontrolling interests	(13)	(2)	13
Other comprehensive loss attributable to noncontrolling interests	2	—	13
Comprehensive income (loss) applicable to shareholders of The Bank of New York Mellon Corporation (a)	$4,767	$4,375	$(1,197)
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)    Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $237 million for the year ended Dec. 31, 2024, $1,073 million for the year ended Dec. 31, 2023 and $(3,753) million for the year ended Dec. 31, 2022.

See accompanying Notes to Consolidated Financial Statements.

BNY 129

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2024	2023
Assets
Cash and due from banks, net of allowance for credit losses of $23 and $18	$4,178	$4,922
Interest-bearing deposits with the Federal Reserve and other central banks	89,546	111,550
Interest-bearing deposits with banks, net of allowance for credit losses of $1 and $2 (includes restricted of $1,399 and $3,420)	9,612	12,139
Federal funds sold and securities purchased under resale agreements	41,146	28,900
Securities:
Held-to-maturity, at amortized cost, net of allowance for credit losses of less than $1 and $1 (fair value of $44,020 and $44,711)	48,596	49,578
Available-for-sale, at fair value (amortized cost of $89,627 and $80,678, net of allowance for credit losses of $— and less than $1)	88,031	76,817
Total securities	136,627	126,395
Trading assets	13,981	10,058
Loans	71,570	66,879
Allowance for credit losses	(294)	(303)
Net loans	71,276	66,576
Premises and equipment	3,266	3,163
Accrued interest receivable	1,293	1,150
Goodwill	16,598	16,261
Intangible assets	2,851	2,854
Other assets, net of allowance for credit losses on accounts receivable of $2 and $3 (includes $2,151 and $1,261, at fair value) (a)	25,690	25,909
Total assets (a)	$416,064	$409,877
Liabilities
Deposits:
Noninterest-bearing deposits (principally U.S. offices)	$58,267	$58,274
Interest-bearing deposits in U.S. offices	139,109	132,616
Interest-bearing deposits in non-U.S. offices	92,148	92,779
Total deposits	289,524	283,669
Federal funds purchased and securities sold under repurchase agreements	14,064	14,507
Trading liabilities	4,865	6,226
Payables to customers and broker-dealers	20,073	18,395
Commercial paper	301	—
Other borrowed funds	225	479
Accrued taxes and other expenses (a)	5,270	5,411
Other liabilities (including allowance for credit losses on lending-related commitments of $72 and $87, also includes $422 and $195, at fair value) (a)	9,124	9,028
Long-term debt	30,854	31,257
Total liabilities (a)	374,300	368,972
Temporary equity
Redeemable noncontrolling interests	87	85
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 43,826 and 43,826 shares	4,343	4,343
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,409,633,842 and 1,402,429,447 shares	14	14
Additional paid-in capital	29,321	28,908
Retained earnings (a)	42,537	39,549
Accumulated other comprehensive loss, net of tax	(4,656)	(4,893)
Less: Treasury stock of 691,953,574 and 643,085,355 common shares, at cost	(30,241)	(27,151)
Total The Bank of New York Mellon Corporation shareholders’ equity (a)	41,318	40,770
Nonredeemable noncontrolling interests of consolidated investment management funds	359	50
Total permanent equity (a)	41,677	40,820
Total liabilities, temporary equity and permanent equity (a)	$416,064	$409,877
(a)    Prior period balances were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

130 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2024	2023	2022
Operating activities
Net income (a)	$4,543	$3,304	$2,543
Net (income) loss attributable to noncontrolling interests	(13)	(2)	13
Net income applicable to shareholders of The Bank of New York Mellon Corporation (a)	4,530	3,302	2,556
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses	70	119	39
Pension plan contributions	(5)	(6)	(7)
Depreciation and amortization (a)	1,803	1,887	1,778
Goodwill impairment	—	—	680
Deferred tax (benefit) (a)	(345)	(383)	183
Net securities losses	85	68	443
Change in trading assets and liabilities	(5,639)	436	7,015
Change in accruals and other, net (a)	188	489	2,381
Net cash provided by operating activities	687	5,912	15,068
Investing activities
Change in interest-bearing deposits with banks	(91)	1,943	1,540
Change in interest-bearing deposits with the Federal Reserve and other central banks	20,056	(18,730)	7,812
Purchases of securities held-to-maturity	(4,525)	(341)	(2,497)
Paydowns of securities held-to-maturity	4,400	4,675	7,168
Maturities of securities held-to-maturity	4,775	1,766	1,610
Purchases of securities available-for-sale	(43,621)	(23,422)	(32,336)
Sales of securities available-for-sale	6,812	11,229	14,990
Paydowns of securities available-for-sale	7,573	3,898	5,215
Maturities of securities available-for-sale	15,239	19,748	11,573
Net change in loans	(4,888)	(801)	1,423
Change in federal funds sold and securities purchased under resale agreements	(12,282)	(4,597)	5,294
Purchases of premises and equipment/capitalized software	(1,469)	(1,220)	(1,346)
Other, net	(1,458)	42	(572)
Net cash (used for) provided by investing activities	(9,479)	(5,810)	19,874
Financing activities
Change in deposits	9,895	3,456	(37,009)
Change in federal funds purchased and securities sold under repurchase agreements	(481)	2,148	790
Change in payables to customers and broker-dealers	1,678	(5,030)	(1,488)
Change in other borrowed funds	(242)	73	(344)
Change in commercial paper	301	—	—
Net proceeds from the issuance of long-term debt	5,737	6,487	9,929
Repayments of long-term debt	(5,963)	(6,059)	(4,000)
Proceeds from the exercise of stock options	—	—	9
Issuance of common stock	17	16	14
Treasury stock acquired	(3,064)	(2,604)	(124)
Preferred stock redemption	—	(500)	—
Common cash dividends paid	(1,348)	(1,262)	(1,165)
Preferred cash dividends paid	(194)	(225)	(211)
Amortization of preferred stock discount	—	5	—
Other, net	2	(24)	(55)
Net cash provided by (used for) financing activities	6,338	(3,519)	(33,654)
Effect of exchange rate changes on cash	(311)	230	358
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	(2,765)	(3,187)	1,646
Cash and due from banks and restricted cash at beginning of period	8,342	11,529	9,883
Cash and due from banks and restricted cash at end of period	$5,577	$8,342	$11,529
Cash and due from banks and restricted cash
Cash and due from banks at end of period (unrestricted cash)	$4,178	$4,922	$5,030
Restricted cash at end of period	1,399	3,420	6,499
Cash and due from banks and restricted cash at end of period	$5,577	$8,342	$11,529
Supplemental disclosures
Interest paid	$21,374	$16,021	$3,307
Income taxes paid	1,276	882	449
Income taxes refunded	61	17	11
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

BNY 131

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2023 (a)	$4,343	$14	$28,908	$39,549	$(4,893)	$(27,151)	$50	$40,820	(b)	$85
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		42
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(48)
Other net changes in noncontrolling interests	—	—	(9)	—	—	—	296	287		10
Net income	—	—	—	4,530	—	—	13	4,543		—
Other comprehensive income (loss)	—	—	—	—	237	—	—	237		(2)
Dividends:
Common stock at $1.78 per share (c)	—	—	—	(1,348)	—	—	—	(1,348)		—
Preferred stock	—	—	—	(194)	—	—	—	(194)		—
Repurchase of common stock	—	—	—	—	—	(3,064)	—	(3,064)		—
Common stock issued under employee benefit plans	—	—	22	—	—	—	—	22		—
Stock-based compensation	—	—	423	—	—	—	—	423		—
Excise tax on share repurchases	—	—	—	—	—	(26)	—	(26)		—
Other	—	—	(23)	—	—	—	—	(23)		—
Balance at Dec. 31, 2024	$4,343	$14	$29,321	$42,537	$(4,656)	$(30,241)	$359	$41,677	(b)	$87
(a)Retained earnings was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $36,427 million at Dec. 31, 2023 and $36,975 million at Dec. 31, 2024.
(c)    Includes dividend-equivalents on share-based awards.

132 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss) income, net of tax	Treasury stock
Balance at Dec. 31, 2022 (a)	$4,838	$14	$28,508	$37,743	$(5,966)	$(24,524)	$7	$40,620	(b)	$109
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		38
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(54)
Other net changes in noncontrolling interests	—	—	16	—	—	—	41	57		(12)
Net income (a)	—	—	—	3,302	—	—	2	3,304		—
Other comprehensive income	—	—	—	—	1,073	—	—	1,073		—
Dividends:
Common stock at $1.58 per share (c)	—	—	—	(1,262)	—	—	—	(1,262)		—
Preferred stock	—	—	—	(225)	—	—	—	(225)		—
Repurchase of common stock	—	—	—	—	—	(2,604)	—	(2,604)		—
Common stock issued under employee benefit plans	—	—	20	—	—	—	—	20		—
Preferred stock redemption	(500)	—	—	—	—	—	—	(500)		—
Stock-based compensation	—	—	364	—	—	—	—	364		—
Amortization of preferred stock discount	5	—	—	(5)	—	—	—	—		—
Excise tax on share repurchases	—	—	—	—	—	(23)	—	(23)		—
Excise tax on preferred stock redemption	—	—	—	(5)	—	—	—	(5)		—
Other	—	—	—	1	—	—	—	1		4
Balance at Dec. 31, 2023 (a)	$4,343	$14	$28,908	$39,549	$(4,893)	$(27,151)	$50	$40,820	(b)	$85
(a)Retained earnings and net income were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $35,775 million at Dec. 31, 2022 and $36,427 million at Dec. 31, 2023.
(c)    Includes dividend-equivalents on share-based awards.

BNY 133

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity (continued)

	The Bank of New York Mellon Corporation shareholders						Nonredeemable noncontrolling interests of consolidated investment management funds	Total permanent equity		Redeemable non- controlling interests/ temporary equity
(in millions, except per share amount)	Preferred stock	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive (loss), net of tax	Treasury stock
Balance at Dec. 31, 2021 (a)	$4,838	$14	$28,128	$36,563	$(2,213)	$(24,400)	$196	$43,126	(b)	$161
Shares issued to shareholders of noncontrolling interests	—	—	—	—	—	—	—	—		31
Redemption of subsidiary shares from noncontrolling interests	—	—	—	—	—	—	—	—		(31)
Other net changes in noncontrolling interests	—	—	44	—	—	—	(176)	(132)		(37)
Net income (loss) (a)	—	—	—	2,556	—	—	(13)	2,543		—
Other comprehensive (loss)	—	—	—	—	(3,753)	—	—	(3,753)		(13)
Dividends:
Common stock at $1.42 per share (c)	—	—	—	(1,165)	—	—	—	(1,165)		—
Preferred stock	—	—	—	(211)	—	—	—	(211)		—
Repurchase of common stock	—	—	—	—	—	(124)	—	(124)		—
Common stock issued under employee benefit plans	—	—	20	—	—	—	—	20		—
Stock awards and options exercised	—	—	316	—	—	—	—	316		—
Other	—	—	—	—	—	—	—	—		(2)
Balance at Dec. 31, 2022 (a)	$4,838	$14	$28,508	$37,743	$(5,966)	$(24,524)	$7	$40,620	(b)	$109
(a)Retained earnings and net income were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $38,092 million at Dec. 31, 2021 and $35,775 million at Dec. 31, 2022.
(c)    Includes dividend-equivalents on share-based awards.

See accompanying Notes to Consolidated Financial Statements.

134 BNY

Notes to Consolidated Financial Statements

Note 1–Summary of significant accounting and reporting policies

In this Annual Report, references to “our,” “we,” “us,” “BNY,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

Nature of operations

BNY is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our three principal business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, we serve institutions, corporations and high-net-worth individuals. See Note 24 for the primary products and services of our lines of business and other information.

Basis of presentation

The accounting and financial reporting policies of BNY, a global financial services company, conform to U.S. generally accepted accounting principles (“GAAP”) and prevailing industry practices.

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

BNY 135

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

We reconsider and reassess whether or not we are the primary beneficiary of a VIE when governing documents or contractual arrangements are changed that would reallocate the obligation to absorb expected losses or receive expected residual returns between BNY and the other investors. This could occur when BNY disposes of any portion of its variable interests in the VIE, when we acquire additional variable interests in the VIE, when additional variable interests are issued to other investors or when other investors liquidate their variable interest in the VIE.

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

Equity method investments

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

Effective in 2024, but applied retrospectively, the Company’s investments in renewable energy projects through limited liability companies are accounted for using the proportional amortization method, when certain established criteria are met. Previously, these investments were accounted for as equity method investments utilizing the hypothetical liquidation at book value approach. See “Tax credit investments” below for information on the proportional amortization method. See Note 2 for additional information on the impact of adopting the new accounting guidance for the amount of our renewable energy investments.

Below are our most significant equity method investments.

Equity method investments at Dec. 31, 2024
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Trust Company (“CIBC Mellon”)	50%	$583
Siguler Guff	20%	$228

Restricted cash and securities

Cash and securities may be segregated under federal and other regulatory requirements and primarily consists of excess client funds held by our broker-dealer entities. Restricted cash is included in interest-

136 BNY

Notes to Consolidated Financial Statements (continued)

bearing deposits with banks on the balance sheet and with cash and due from banks when reconciling the beginning and end-of-period balances on the consolidated statement of cash flows.

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

Available-for-sale securities are measured at fair value. The difference between fair value and amortized cost representing unrealized gains or losses is recorded net of tax as an addition to, or deduction from, OCI, unless an expected credit loss is recognized. Realized gains and losses on sales of available-for-sale securities are reported in investment and other revenue on the income statement. The cost of debt securities sold is determined on a specific identification method. Held-
to-maturity securities are measured at amortized cost, net of expected credit loss, if any.

From time to time our intention to hold available-for-sale securities has changed such that we intend, and have the ability, to hold the securities to maturity. Transfers of securities from available-for-sale to held-to-maturity are accounted for at fair value and create a new cost basis. The unrealized gains or losses at date of transfer continue to be recorded in accumulated OCI and are subsequently amortized into net interest income over the contractual lives of the securities.

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

BNY 137

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

Loan modifications

A loan may be modified if the debtor is experiencing financial difficulties and the modification results in more than an insignificant delay in payment. A determination of whether a debtor is experiencing financial difficulty is based on payment status, and for commercial borrowers, the determination also considers debtor risk ratings. The determination of whether the modification results in more than an insignificant delay in payment is based on analysis of the payment amount subject to delay, the time span of the modified terms, as well as a review of modification activity in the previous 12-month period.
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

When a loan is placed on nonaccrual status, previously accrued and uncollected interest is reversed against current period interest income. Interest receipts on nonaccrual loans are recognized as interest income or are applied to principal when we believe the ultimate collectability of principal is in doubt. Nonaccrual loans generally are restored to an accrual basis when principal and interest become current and remain current for a specified period.

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

138 BNY

Notes to Consolidated Financial Statements (continued)

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

BNY 139

Notes to Consolidated Financial Statements (continued)

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

The third element, individually evaluated credits, is based on individual analysis of loans of $1 million and greater which no longer share risk characteristics with other loans. Factors we consider in measuring the extent of expected credit loss include the payment status, collateral value, the borrower’s financial condition, guarantor support, the probability of collecting scheduled principal and interest payments when due, modifications of payment structure or term for troubled borrowers, and recoveries if they can be reasonably estimated. We measure the expected credit loss as the difference between the amortized cost basis of the loan and the present value of the expected future cash flows from the borrower which is generally discounted at the loan’s effective interest rate, or the fair value of the collateral, if the loan is collateral dependent. We generally individually evaluate nonperforming loans as well as loans that have been modified given the risk characteristics of such loans.

Allowance for credit losses – Securities – Debt

When estimating expected credit losses, we segment our available-for-sale and held-to-maturity debt securities portfolios by major asset class. This is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type.

For available-for-sale debt securities with an unrealized loss at the balance sheet date, if we determine that a credit loss exists, the amount is recognized as an allowance for credit losses in securities – available-for-sale, with a corresponding adjustment to the provision for credit losses. We evaluate credit losses at the individual security level and do not recognize credit losses if the fair value exceeds amortized cost, and if we determine that a credit loss exists, we limit the recognition of the loss to the difference between fair value and amortized cost. In our determination of whether an expected credit loss exists for a non-structured security, we routinely conduct periodic reviews and examine various quantitative and qualitative factors that are unique to each portfolio, including the severity of the unrealized loss position, agency rating, credit enhancement, cash flow deterioration and other factors. For a structured security, a credit loss model is utilized and the components of the credit loss calculation for each major portfolio or asset class include a probability of default and loss given default (severity). These values depend on forecasted behavior of variables in the macroeconomic environment that are incorporated into our baseline forecast scenario described in “Allowance for credit

140 BNY

Notes to Consolidated Financial Statements (continued)

losses” above. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. Changes to the present value of cash flows due to the passage of time are recognized within the allowance for credit losses.

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

Our policy for credit losses related to purchased financial assets requires an evaluation to be performed prior to the effective purchase date to determine if more than an insignificant decline in credit quality has occurred during the period between the origination and purchase date, or, in the case of debt securities, the period between the issuance and purchase date. If we purchase a financial asset with more than insignificant deterioration in credit quality, the measurement of expected credit loss is performed using the methodologies described above, and the credit loss is recorded as an allowance for credit losses on the purchase date. Subsequent to purchase, changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the allowance. We evaluate various factors in the determination of whether a more than an insignificant decline in credit quality has occurred and these factors vary depending upon the type of asset purchased. Such factors include changes in risk rating and/or agency rating, collateral deterioration, payment status, purchase price, credit spreads and other factors. We did not purchase any such assets in 2024 or 2023 and did not own such assets as of Dec. 31, 2024 or Dec. 31, 2023.

BNY 141

Notes to Consolidated Financial Statements (continued)

We apply a separate credit loss methodology to accounts receivables to estimate the expected credit losses associated with these short-term receivables which historically have not resulted in significant credit losses. The allowance for credit losses on accounts receivables is reflected in other assets.

The qualitative component of our estimate for the allowance for credit losses is intended to capture expected losses that may not have been fully captured in the quantitative component. Through an established governance structure, management determines the qualitative allowance each period based on an evaluation of various internal and environmental factors that include: scenario weighting and sensitivity risk, credit concentration risk, economic conditions and other considerations. We may also make adjustments for idiosyncratic risks. Once determined in the aggregate, our qualitative allowance is then allocated to each of our financial instrument portfolios except for debt securities and those instruments carried in other assets based on the respective instruments’ quantitative allowance balances. The allocation of this additional allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

The credit quality of our financial assets is assessed on an ongoing basis. Write-offs of financial assets, which may be full or partial, are deducted from the allowance for credit losses and are recorded in the period in which the financial asset(s) are deemed uncollectible.

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

142 BNY

Notes to Consolidated Financial Statements (continued)

For direct finance leases, unearned revenue is accreted over the lives of the leases in decreasing amounts to provide a constant rate of return on the net investment in the leases. We have leveraged lease transactions that were entered into prior to Dec. 31, 2018. These leases are grandfathered under ASC 842, Leases, which became effective Jan. 1, 2019, and will continue to be accounted for under the prior guidance unless the leases are subsequently modified. Revenue on leveraged leases is recognized on a basis to achieve a constant yield on the outstanding investment in the lease, net of the related deferred tax liability, in the years in which the net investment is positive. Gains and losses on residual values of leased equipment sold are included in investment and other revenue. Impairment of leveraged lease residual values that is deemed other-than-temporary is reflected in net interest income. Considering the nature of these leases and the number of significant assumptions, there is risk associated with the income recognition on these leases should any of the assumptions change materially in future periods.

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

Tax credit investments

Investments in renewable energy projects and investments in qualified affordable housing projects through a limited liability entity are accounted for utilizing the proportional amortization method.  Under the proportional amortization method, the initial cost of the investment is amortized to the provision for income taxes in proportion to the tax credits and other tax benefits received. The net investment performance, including tax credits and other benefits received, is recognized in the income statement as a component of the provision for income taxes. Additionally, the value of the commitments to fund renewable energy projects and qualified affordable housing projects is included in other assets on the balance sheet and a liability is recorded for the unfunded portion.

Seed capital

Seed capital investments are generally classified as other assets and carried at fair value unless we are required to consolidate the investee due to having a controlling financial interest. Unrealized gains and losses on seed capital investments are recorded in investment and other revenue.

Noncontrolling interests

Noncontrolling interests represent the portion of consolidated entities that are owned by parties other than BNY. Noncontrolling interests included in permanent equity are adjusted for the income or loss attributable to the noncontrolling interest holders and any distributions to those shareholders. Redeemable noncontrolling interests are reported as temporary equity and represent the redemption value resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable. We recognize changes in the redemption value of the redeemable

BNY 143

Notes to Consolidated Financial Statements (continued)

noncontrolling interests as they occur and adjust the carrying value to be equal to the redemption value.

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

Net interest income

Revenue on interest-earning assets and expense on interest-bearing liabilities are recognized based on the effective yield of the related financial instrument. The amortization of premiums and accretion of discounts are included in interest income and are adjusted for prepayments when they occur, such that the effective yield remains constant throughout the contractual life of the security. Negative interest incurred on assets or charged on liabilities is presented as contra interest income and contra interest expense, respectively.

Pension

The measurement date for BNY’s pension plans is December 31. Plan assets are determined based on fair value generally representing observable market prices. The projected benefit obligation is determined based on the present value of projected benefit distributions at an assumed discount rate. The discount rate utilized is based on the yield curves of high-quality corporate bonds available in the marketplace. The net periodic pension expense or credit includes service costs (if applicable), interest costs based on an assumed discount rate, an expected return on plan assets based on an actuarially derived market-related value, amortization of prior service cost and amortization of prior years’ actuarial gains and losses.

144 BNY

Notes to Consolidated Financial Statements (continued)

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

Severance

BNY provides separation benefits to eligible U.S.-based employees separated from their jobs for business reasons not related to individual performance. Basic separation benefits are generally based on the employee’s years of continuous benefited service. Severance expense for employees based outside of the U.S. is determined in accordance with local agreements and legal requirements. Severance expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

Derivative financial instruments

Derivatives are recorded on the balance sheet at fair value and include futures, forwards, interest rate swaps, foreign currency swaps, options and similar products. Derivatives in an unrealized gain position

BNY 145

Notes to Consolidated Financial Statements (continued)

are recognized as assets while derivatives in an unrealized loss position are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent subject to legally enforceable netting agreements. Derivatives designated and effective in qualifying hedging relationships are classified in other assets or other liabilities on the balance sheet. All other derivatives are classified within trading assets or trading liabilities on the balance sheet. Gains and losses on trading derivatives are generally included in foreign exchange revenue or investment and other revenue, as applicable.

We enter into various derivative financial instruments for non-trading purposes primarily as part of our asset/liability management process. These non-trading derivatives are designated as one of three types of hedge activities: fair value, cash flow or net investment hedges.

To qualify for hedge accounting, each hedge relationship is required to be highly effective at reducing the risk associated with the exposure being hedged, both prospectively and retrospectively. We formally document all relationships, including hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking each hedging transaction. At inception, the potential cause of ineffectiveness related to each of our hedges is assessed to determine if we can expect the hedge to be highly effective over the life of the hedging relationship. At hedge inception, we document the methodology to be utilized for evaluating effectiveness on an ongoing basis, and we monitor ongoing hedge effectiveness at least quarterly.

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

Derivative amounts affecting earnings are recognized in the same income statement line as the hedged item affects earnings, principally interest income, interest expense, foreign exchange revenue and staff expense.

Foreign currency transaction gains and losses related to qualifying hedges of net investments in a foreign operation are recorded with cumulative foreign currency translation adjustments within OCI net of their tax effect. We evaluate the effectiveness of foreign currency derivatives designated as hedges of net investments utilizing the forward rate method.

Earnings per common share

Basic earnings per common share is calculated by dividing net income allocated to common shareholders of BNY by the weighted average common shares outstanding and vested stock-based compensation awards where recipients have satisfied either the explicit vesting terms or retirement-eligibility requirements.

Diluted earnings per common share is computed under the treasury stock method by dividing net income allocated to common shareholders of BNY by the weighted average number of common shares outstanding for the period plus the shares representing the dilutive effect of equity-based awards.

Prior to 2024, we had stock-based awards that were considered participating securities. As a result, earnings per common share was calculated using the two-class method under which earnings are allocated to common shareholders and holders of participating securities. Unvested stock-based compensation awards that contain non-forfeitable rights to

146 BNY

Notes to Consolidated Financial Statements (continued)

dividends or dividend equivalents are considered participating securities under the two-class method.

Under the two-class method, we increased the average number of shares of common stock outstanding by the assumed number of shares of common stock that would be issued assuming the exercise of stock options and the issuance of shares related to stock-based compensation awards using the treasury stock method, if dilutive. Diluted earnings per share was calculated by dividing net income allocated to common shareholders of BNY by the adjusted average number of common shares outstanding.

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

Note 2–Accounting changes and new accounting guidance

The following accounting guidance was adopted in 2024.

ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in
Tax Credit Structures Using the Proportional Amortization Method

In March 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, which permits reporting entities to elect to account for their tax equity investments, regardless of the tax credit program from which the income tax credits are received, using the proportional amortization method if certain conditions are met. Under the proportional amortization method, an entity amortizes the initial cost of the investment in proportion to the income tax credits and other income tax benefits received, and recognizes the net amortization and income tax credits and other income tax benefits in the income statement as a component of the provision for income taxes.

We adopted this guidance on Jan. 1, 2024. The impact of adopting this new guidance for our renewable energy investments that met the eligibility criteria was an increase in investment and other revenue and an increase in the provision for income taxes on the consolidated income statement. Renewable energy investments are recorded in other assets on the balance sheet. In 2024, we restated the prior period financial statements to reflect the impact of the retrospective application of the new accounting guidance. The required disclosures are included in Note 8.

The table below presents the impact of the new accounting guidance on our previously reported income statement amounts.

Consolidated Income Statement	Previously reported		Adjustment		Restated
(in millions)	2023	2022	2023	2022	2023	2022
Investment and other revenue	$285	$(82)	$195	$152	$480	$70
Total fee and other revenue	13,157	12,873	195	152	13,352	13,025
Total revenue	17,502	16,377	195	152	17,697	16,529
Income before income taxes	4,088	3,328	195	152	4,283	3,480
Provision for income taxes	800	768	179	169	979	937
Net income	3,288	2,560	16	(17)	3,304	2,543
Net income applicable to shareholders of The Bank of New York Mellon Corporation	3,286	2,573	16	(17)	3,302	2,556
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	3,051	2,362	16	(17)	3,067	2,345

BNY 147

Notes to Consolidated Financial Statements (continued)

The table below presents the impact of the new accounting guidance on our previously reported earnings per share applicable to common shareholders.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Previously reported		Restated
(in dollars)	2023	2022	2023	2022
Basic	$3.89	$2.91	$3.91	$2.89
Diluted	3.87	2.90	3.89	2.88

The table below presents the impact of the new accounting guidance on our previously reported balance sheet amounts.

Consolidated Balance Sheet	Dec. 31, 2023
(in millions)	Previously Reported	Adjustment	Restated
Other assets	$25,985	$(76)	$25,909
Total assets	409,953	(76)	409,877
Accrued taxes and other expenses	5,567	(156)	5,411
Other liabilities	8,844	184	9,028
Total liabilities	368,944	28	368,972
Retained earnings	39,653	(104)	39,549
Total The Bank of New York Mellon Corporation shareholders’ equity	40,874	(104)	40,770
Total permanent equity	40,924	(104)	40,820
Total liabilities, temporary equity and permanent equity	409,953	(76)	409,877

ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose, on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”). In addition, disclosure will be required of the title and position of CODM, and how the CODM uses the reported measure of segment profit or loss in assessing segment performance and deciding how to allocate resources.

We adopted this guidance as of Dec. 31, 2024. The impact of adopting this ASU did not have a material effect on BNY’s business segment disclosures. The required disclosures are included in Note 24.

Staff Accounting Bulletin No. 122

In January 2025, the SEC staff released Staff Accounting Bulletin No. 122 (“SAB 122”), which rescinds the interpretative guidance included in SAB
121 which had expressed the staff’s views regarding the accounting for entities that have obligations to safeguard “crypto-assets” held for their platform users. SAB 121 provided that these entities should present a liability and corresponding asset in respect of the crypto-assets safeguarded for their platform users. We have elected to early adopt SAB 122 on a retrospective basis as of and for the year-ended Dec. 31, 2024. Adopting SAB 122 had no impact to our balance sheet. We will continue to determine whether to recognize a liability related to the risk of loss related to our obligation to safeguard client assets based on incurring a loss contingency that is both probable and reasonably estimable.

Note 3–Acquisitions and dispositions

We sometimes structure our acquisitions and divestitures with both an initial payment or receipt and later contingent payments or receipts tied to post-closing revenue or income growth.

At Dec. 31, 2024, we are potentially obligated to pay additional consideration which is recorded at fair value totaling approximately $5 million and, using reasonable assumptions and estimates, could range from $0 million to $5 million over the next year. During 2024, we made contingent payments that

148 BNY

Notes to Consolidated Financial Statements (continued)

totaled $14 million. We recorded a decrease of $3 million to contingent earnout payables reflected in other expense in 2024.

At Dec. 31, 2024, we could potentially receive additional consideration which is recorded at fair value totaling approximately $15 million and, using reasonable assumptions and estimates, could range from $5 million to $25 million over the next three years. During 2024, contingent receipts totaled $18 million.

Transactions in 2024

On Nov. 1, 2024, we acquired all of the outstanding ownership interests in Archer Holdco, LLC, a leading technology-enabled service provider of managed account solutions to the asset and wealth management industry, for cash. Non-tax deductible goodwill, software and a customer contract intangible asset were recorded related to this acquisition, and are included in the Securities Services business segment.

Transactions in 2022

On Nov. 1, 2022, BNY completed the sale of BNY Alcentra Group Holdings, Inc. (together with its subsidiaries, “Alcentra”) for $350 million cash consideration at close and contingent consideration dependent on the achievement of certain performance thresholds. We recorded an $11 million pre-tax loss and a $40 million after-tax loss on this transaction. At Oct. 31, 2022, Alcentra had $32 billion in assets under management (“AUM”) concentrated in senior secured loans, high yield bonds, private credit, structured credit, special situations and multi-strategy credit strategies. In addition, goodwill related to Alcentra of $434 million was removed from the consolidated balance sheet as a result of this sale.

On Aug. 1, 2022, BNY completed the sale of HedgeMark Advisors, LLC (“HedgeMark”), and recorded a $37 million pre-tax gain. As part of the sale, BNY received an equity interest in the acquiring firm. In addition, goodwill related to HedgeMark of $13 million was removed from the consolidated balance sheet as result of this sale.

Note 4–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2024 and Dec. 31, 2023.

Securities at Dec. 31, 2024		Gross unrealized		Fair value
	Amortized cost
(in millions)		Gains	Losses
Available-for-sale (a):
Non-U.S. government (b)	$25,042	$61	$356	$24,747
Agency residential mortgage-backed securities (“RMBS”)	20,459	16	575	19,900
U.S. Treasury	16,575	9	181	16,403
Agency commercial mortgage-backed securities (“MBS”)	7,467	5	247	7,225
Foreign covered bonds	7,129	33	94	7,068
Collateralized loan obligations (“CLOs”)	5,809	10	—	5,819
Non-agency commercial MBS	2,641	2	156	2,487
U.S. government agencies	2,304	4	19	2,289
Non-agency RMBS	1,639	2	163	1,478
Other asset-backed securities (“ABS”)	654	1	40	615
Total available-for-sale securities excluding portfolio level basis adjustments (c)	89,719	143	1,831	88,031
Portfolio level basis adjustments (d)	(92)	—	(92)	—
Total available-for-sale securities	$89,627	$143	$1,739	$88,031
Held-to-maturity:
Agency RMBS	$25,824	$4	$3,545	$22,283
U.S. Treasury	8,833	—	443	8,390
Non-U.S. government (b)	4,479	8	36	4,451
U.S. government agencies	3,669	—	322	3,347
Agency commercial MBS	3,395	—	243	3,152
CLOs	1,816	2	—	1,818
Foreign covered bonds	555	1	1	555
Non-agency RMBS	14	—	—	14
Other debt securities	11	—	1	10
Total held-to-maturity securities (e)	$48,596	$15	$4,591	$44,020
Total securities	$138,223	$158	$6,330	$132,051
(a)    Beginning Dec. 31, 2024, we are reporting basis adjustments related to the hedges of available-for-sale securities as an adjustment to the amortized cost, which results in the unrealized gains and losses being reflected net of hedges. See Note 23 for additional information on our hedging activities and related impacts.
(b)    Includes supranational securities.
(c)    The amortized cost of available-for-sale and held-to-maturity securities is net of the allowance for credit losses. There was no allowance for credit losses on available-for-sale securities at Dec. 31, 2024. The allowance for credit losses on held-to-maturity securities was less than $1 million at Dec. 31, 2024 and related to other debt securities.
(d)    Represents fair value hedge basis adjustments related to active portfolio layer method hedges of available-for-sale securities, which are not allocated to individual securities in the portfolio. See Note 23 for additional information on our hedging activities.
(e)    Held-to-maturity securities transferred from available-for-sale are initially recorded at fair value as of the date of transfer. The amortized cost of held-to-maturity securities includes the net unamortized portion of unrealized gains and losses related to securities transferred, which are offset in OCI. See Note 16 for additional information.

BNY 149

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2023		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Non-U.S. government (a)	$18,998	$68	$684	$18,382
U.S. Treasury	18,193	63	1,652	16,604
Agency RMBS	13,457	119	465	13,111
Agency commercial MBS	8,191	69	531	7,729
Foreign covered bonds	6,489	25	180	6,334
CLOs	6,142	5	10	6,137
Non-agency commercial MBS	3,245	1	311	2,935
U.S. government agencies	3,053	42	194	2,901
Non-agency RMBS	1,883	32	175	1,740
Other ABS	1,026	1	84	943
Other debt securities	1	—	—	1
Total available-for-sale securities (b)	$80,678	$425	$4,286	$76,817
Held-to-maturity:
Agency RMBS	$29,740	$1	$3,493	$26,248
U.S. Treasury	9,123	—	612	8,511
U.S. government agencies	4,146	—	401	3,745
Agency commercial MBS	3,411	1	296	3,116
Non-U.S. government (a)	2,137	3	67	2,073
CLOs	983	—	1	982
Non-agency RMBS	26	1	1	26
Other debt securities	12	—	2	10
Total held-to-maturity securities (c)	$49,578	$6	$4,873	$44,711
Total securities	$130,256	$431	$9,159	$121,528
(a)    Includes supranational securities.
(b)    The amortized cost of available-for-sale securities is net of the allowance for credit loss of less than $1 million. The allowance for credit loss primarily relates to non-agency RMBS.
(c)    Held-to-maturity securities transferred from available-for-sale are initially recorded at fair value as of the date of transfer. The amortized cost of held-to-maturity securities includes the net unamortized portion of unrealized gains and losses related to securities transferred, which are offset in OCI. See Note 16 for additional information.

The following table presents the realized gains and losses, on a gross basis.

Net securities gains (losses)
(in millions)	2024	2023	2022
Realized gross gains	$44	$20	$92
Realized gross losses	(129)	(88)	(535)
Total net securities (losses)	$(85)	$(68)	$(443)

The following table presents pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2024	2023	2022
U.S. Treasury	$(24)	$(76)	$12
Non-agency RMBS	24	2	49
Non-U.S. government	(46)	2	3
Other ABS	(13)	—	1
Other	(26)	4	(508)	(a)
Total net securities (losses)	$(85)	$(68)	$(443)
(a)    Includes net securities losses from repositioning the securities portfolio which was comprised of $337 million related to state and political subdivisions and $177 million related to corporate bonds.

In 2024, U.S. Treasury securities and CLOs with an aggregate amortized cost of $4.0 billion and fair value of $3.7 billion were transferred from available-for-sale securities to held-to-maturity securities. This transfer reduced the impact of changes in interest rates on accumulated OCI.

Allowance for credit losses – Securities

The allowance for credit losses related to securities was less than $1 million at Dec. 31, 2024 and related to other debt securities. The allowance for credit losses related to securities was $1 million at Dec. 31, 2023, and related to non-agency RMBS and other debt securities.

Credit quality indicators – Securities

At Dec. 31, 2024, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in interest rates from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. As the transfers created a new cost basis for the securities, if these securities have experienced unrealized losses since the date of transfer, the corresponding unrealized losses would be reflected in the held-to-maturity securities portfolio in the following tables.

150 BNY

Notes to Consolidated Financial Statements (continued)

The following tables show the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more without an allowance for credit losses.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2024	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
Agency RMBS	$10,469	$249	$7,003	$326	$17,472	$575
Non-U.S. government (a)	7,283	59	7,305	297	14,588	356
U.S. Treasury	4,154	15	8,334	166	12,488	181
Agency commercial MBS	554	5	5,841	242	6,395	247
Foreign covered bonds	892	2	2,287	92	3,179	94
Non-agency commercial MBS	58	—	2,127	156	2,185	156
U.S. government agencies	576	9	905	10	1,481	19
Non-agency RMBS	139	2	995	161	1,134	163
Other ABS	3	—	536	40	539	40
Total securities available-for-sale	$24,128	$341	$35,333	$1,490	$59,461	$1,831
(a)    Includes supranational securities.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2023	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
U.S. Treasury	$694	$48	$14,862	$1,604	$15,556	$1,652
Non-U.S. government (a)	2,756	24	11,767	660	14,523	684
Agency RMBS	2,753	27	6,793	438	9,546	465
Agency commercial MBS	328	5	7,060	526	7,388	531
CLOs	784	—	3,158	10	3,942	10
Foreign covered bonds	268	1	3,603	179	3,871	180
Non-agency commercial MBS	187	2	2,607	309	2,794	311
U.S. government agencies	573	4	1,779	190	2,352	194
Non-agency RMBS	30	1	1,300	174	1,330	175
Other ABS	—	—	832	84	832	84
Total securities available-for-sale	$8,373	$112	$53,761	$4,174	$62,134	$4,286
(a)    Includes supranational securities.

BNY 151

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

Held-to-maturity securities portfolio at Dec. 31, 2024			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$25,824	$(3,541)	100%	—%	—%	—%	—%
U.S. Treasury	8,833	(443)	100	—	—	—	—
Non-U.S. government (b)(c)	4,479	(28)	100	—	—	—	—
U.S. government agencies	3,669	(322)	100	—	—	—	—
Agency commercial MBS	3,395	(243)	100	—	—	—	—
CLOs	1,816	2	100	—	—	—	—
Foreign covered bonds	555	—	100	—	—	—	—
Non-agency RMBS	14	—	23	77	—	—	—
Other debt securities	11	(1)	—	—	—	—	100
Total held-to-maturity securities	$48,596	$(4,576)	100%	—%	—%	—%	—%
(a)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(b)    Includes supranational securities.
(c)    Primarily consists of exposure to UK, Germany, the Netherlands, Austria and France.

Held-to-maturity securities portfolio at Dec. 31, 2023			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$29,740	$(3,492)	100%	—%	—%	—%	—%
U.S. Treasury	9,123	(612)	100	—	—	—	—
U.S. government agencies	4,146	(401)	100	—	—	—	—
Agency commercial MBS	3,411	(295)	100	—	—	—	—
Non-U.S. government (b)(c)	2,137	(64)	100	—	—	—	—
CLOs	983	(1)	100	—	—	—	—
Non-agency RMBS	26	—	25	54	2	17	2
Other debt securities	12	(2)	—	—	—	—	100
Total held-to-maturity securities	$49,578	$(4,867)	100%	—%	—%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    Includes supranational securities.
(c)    Primarily consists of exposure to Germany, France, UK and the Netherlands.

152 BNY

Notes to Consolidated Financial Statements (continued)

Maturity distribution

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2024
	Within 1 year		1-5 years		5-10 years		After 10 years		Total
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)
Available-for-sale:
U.S. Treasury	$563	1.80%	$12,759	2.42%	$1,210	3.03%	$1,871	2.92%	$16,403	2.52%
Non-U.S. government (b)	4,503	2.54	17,318	3.21	2,894	2.65	32	3.42	24,747	3.02
Foreign covered bonds	805	3.47	5,943	3.26	320	2.79	—	—	7,068	3.27
U.S. government agencies	278	3.85	1,287	3.51	724	2.57	—	—	2,289	3.22
Mortgage-backed securities:
Agency RMBS									19,900	4.78
Non-agency RMBS									1,478	3.51
Agency commercial MBS									7,225	3.05
Non-agency commercial MBS									2,487	2.95
CLOs									5,819	6.04
Other ABS									615	2.33
Total securities available-for-sale	$6,149	2.65%	$37,307	2.95%	$5,148	2.74%	$1,903	2.92%	$88,031	3.54%
Held-to-maturity:
U.S. Treasury	$1,081	0.86%	$6,653	1.22%	$1,099	0.96%	$—	—%	$8,833	1.14%
U.S. government agencies	1,008	1.46	1,971	1.52	477	1.51	213	1.99	3,669	1.53
Non-U.S. government (b)	709	1.23	3,530	2.58	240	2.24	—	—	4,479	2.35
Foreign covered bonds	—	—	555	2.54	—	—	—	—	555	2.54
Other debt securities	—	—	—	—	11	4.75	—	—	11	4.75
Mortgage-backed securities:
Agency RMBS									25,824	2.34
Non-agency RMBS									14	5.52
Agency commercial MBS									3,395	2.61
CLOs									1,816	6.06
Total securities held-to-maturity	$2,798	1.17%	$12,709	1.70%	$1,827	1.30%	$213	1.99%	$48,596	2.22%
Total securities	$8,947	2.19%	$50,016	2.64%	$6,975	2.38%	$2,116	2.85%	$136,627	3.08%
(a)    Yields are based upon the amortized cost of securities and consider the contractual coupon, amortization of premiums and accretion of discounts, excluding the effect of related hedging derivatives.
(b)    Includes supranational securities.

Pledged assets

At Dec. 31, 2024, BNY had pledged assets of $138 billion, including $88 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $10 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2024 included $117 billion of securities, $15 billion of loans, $5 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY regularly moves assets in and out of its pledged assets account at the Federal Reserve.
At Dec. 31, 2023, BNY had pledged assets of $134 billion, including $93 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $9 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2023 included $116 billion of securities, $13 billion of loans, $4 billion of trading assets and $1 billion of interest-bearing deposits with banks.

At Dec. 31, 2024 and Dec. 31, 2023, pledged assets included $23 billion and $24 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements, on terms which permit us to sell or repledge the securities to

BNY 153

Notes to Consolidated Financial Statements (continued)

others. At Dec. 31, 2024 and Dec. 31, 2023, the market value of the securities received that can be sold or repledged was $300 billion and $212 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2024 and Dec. 31, 2023, the market value of securities collateral sold or repledged was $264 billion and $180 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2024 and Dec. 31, 2023, cash segregated under federal and other regulations or requirements was $1 billion and $3 billion, respectively. Restricted cash is primarily included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated under federal and other regulations or requirements were $5 billion at Dec. 31, 2024 and $3 billion at Dec. 31, 2023. Restricted securities were sourced from securities purchased under resale agreements and securities borrowings and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

Note 5–Loans and asset quality

Loans

The table below provides the details of our loan portfolio.

Loans	Dec. 31,
(in millions)	2024	2023
Commercial	$1,420	$2,112
Commercial real estate	6,782	6,760
Financial institutions	13,167	10,521
Lease financings	603	599
Wealth management loans	8,698	9,109
Wealth management mortgages	8,950	9,131
Other residential mortgages	1,068	1,166
Capital call financing	5,163	3,700
Other	3,063	2,717
Overdrafts	3,519	3,053
Margin loans	19,137	18,011
Total loans (a)	$71,570	$66,879
(a)    Net of unearned income of $230 million at Dec. 31, 2024 and $268 million at Dec. 31, 2023, primarily related to lease financings.

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

154 BNY

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2024 (a)					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$27	$325	$19	$1	$1	$9	$4	$4	$390
Charge-offs	—	(82)	—	—	—	(1)	(1)	—	(84)
Recoveries	—	—	—	—	—	—	1	—	1
Net (charge-offs)	—	(82)	—	—	—	(1)	—	—	(83)
Provision (b)	(7)	72	—	(1)	—	(2)	(2)	(1)	59
Ending balance	$20	$315	$19	$—	$1	$6	$2	$3	$366
Allowance for:
Loan losses	$7	$265	$11	$—	$1	$6	$2	$2	$294
Lending-related commitments	13	50	8	—	—	—	—	1	72
Individually evaluated for impairment:
Loan balance (c)	$—	$237	$—	$—	$—	$9	$1	$—	$247
Allowance for loan losses	—	49	—	—	—	—	—	—	49
(a)    There was no activity in the other loan portfolio.
(b)    Does not include provision for credit losses related to other financial instruments of $11 million for the year ended Dec. 31, 2024.
(c)    Includes collateral dependent loans of $247 million with $258 million of collateral value.

Allowance for credit losses activity for the year ended Dec. 31, 2023					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$18	$184	$24	$1	$1	$12	$8	$6	$—	$254
Charge-offs	—	—	—	—	—	—	(3)	—	—	(3)
Recoveries	1	—	—	—	—	—	2	—	5	8
Net recoveries (charge-offs)	1	—	—	—	—	—	(1)	—	5	5
Provision (a)	8	141	(5)	—	—	(3)	(3)	(2)	(5)	131
Ending balance	$27	$325	$19	$1	$1	$9	$4	$4	$—	$390
Allowance for:
Loan losses	$12	$266	$9	$1	$1	$8	$4	$2	$—	$303
Lending-related commitments	15	59	10	—	—	1	—	2	—	87
Individually evaluated for impairment:
Loan balance (b)	$—	$290	$—	$—	$—	$12	$1	$—	$—	$303
Allowance for loan losses	—	76	—	—	—	—	—	—	—	76
(a)    Does not include provision for credit losses benefit related to other financial instruments of $12 million for the year ended Dec. 31, 2023.
(b)    Includes collateral dependent loans of $303 million with $348 million of collateral at fair value.

Allowance for credit losses activity for the year ended Dec. 31, 2022 (a)					Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Total
(in millions)	Commercial	Commercial real estate	Financial institutions	Lease financings
Beginning balance	$12	$199	$13	$1	$1	$6	$7	$2	$241
Charge-offs	—	—	—	—	—	—	—	—	—
Recoveries	—	—	—	—	—	—	4	—	4
Net recoveries	—	—	—	—	—	—	4	—	4
Provision (b)	6	(15)	11	—	—	6	(3)	4	9
Ending balance	$18	$184	$24	$1	$1	$12	$8	$6	$254
Allowance for:
Loan losses	$4	$137	$10	$1	$1	$11	$8	$4	$176
Lending-related commitments	14	47	14	—	—	1	—	2	78
Individually evaluated for impairment:
Loan balance (c)	$—	$62	$—	$—	$—	$16	$1	$—	$79
Allowance for loan losses	—	—	—	—	—	—	—	—	—
(a)    There was no activity in the other loan portfolio.
(b)    Does not include provision for credit losses related to other financial instruments of $30 million for the year ended Dec. 31, 2022.
(c)    Includes collateral dependent loans of $79 million with $126 million of collateral at fair value.
BNY 155

Notes to Consolidated Financial Statements (continued)

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31, 2024			Dec. 31, 2023
	Recorded investment			Recorded investment
	With an allowance	Without an allowance		With an allowance	Without an allowance
(in millions)			Total			Total
Nonperforming loans:
Commercial real estate	$104	$39	$143	$189	$—	$189
Other residential mortgages	18	1	19	23	1	24
Wealth management mortgages	6	9	15	7	12	19
Total nonperforming loans	128	49	177	219	13	232
Other assets owned	—	2	2	—	5	5
Total nonperforming assets	$128	$51	$179	$219	$18	$237

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2024				Dec. 31, 2023
	Days past due			Total past due	Days past due				Total past due
(in millions)	30-59	60-89	≥90		30-59		60-89	≥90
Wealth management loans	$47	$—	$—	$47	$52		$—	$—	$52
Wealth management mortgages	34	2	—	36	26		3	—	29
Commercial real estate	15	—	—	15	9		3	—	12
Other residential mortgages	7	1	—	8	7		1	—	8
Financial institutions	—	—	—	—	339	(a)	—	—	339
Total past due loans	$103	$3	$—	$106	$433		$7	$—	$440
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

In 2024, we modified five commercial real estate loans, with an aggregate recorded investment of $212 million and unfunded lending commitments of $20 million, by extending the maturity dates, and, in certain instances, changing the interest rate or providing other payment modifications. Commercial real estate loans of $118 million were repaid prior to Dec. 31, 2024, and unfunded lending commitments of $16 million were canceled prior to Dec. 31, 2024.

Also in 2024, we also modified four other residential mortgage loans, with an aggregate recorded investment of $1 million, by providing payment modifications.

At Dec. 31, 2024, other residential mortgage loans that were modified in the previous 12 months and that are now past due by more than 90 days totaled $1 million.

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

156 BNY

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

The tables below provide information about the credit profile of the loan portfolio by the period of origination.

Credit profile of the loan portfolio							Dec. 31, 2024
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2024	2023	2022	2021	2020	Prior to 2020			Total (a)
Commercial:
Investment grade	$41	$69	$20	$55	$—	$116	$1,010	$—	$1,311
Non-investment grade	14	29	—	17	—	—	49	—	109
Total commercial	55	98	20	72	—	116	1,059	—	1,420	$2
Commercial real estate (b):
Investment grade	396	567	762	392	460	1,384	126	—	4,087
Non-investment grade	335	315	751	351	214	617	94	18	2,695
Total commercial real estate	731	882	1,513	743	674	2,001	220	18	6,782	28
Financial institutions:
Investment grade	491	370	20	26	42	—	10,363	—	11,312
Non-investment grade	131	—	10	—	—	—	1,714	—	1,855
Total financial institutions	622	370	30	26	42	—	12,077	—	13,167	157
Wealth management loans:
Investment grade	3	29	33	110	33	109	8,261	100	8,678
Non-investment grade	—	—	—	—	—	—	20	—	20
Total wealth management loans	3	29	33	110	33	109	8,281	100	8,698	50
Wealth management mortgages (b)	495	798	1,585	1,812	818	3,423	19	—	8,950	23
Lease financings	—	—	—	10	31	562	—	—	603	—
Other residential mortgages (b)	15	148	529	184	5	187	—	—	1,068	4
Capital call financing	91	—	—	—	—	—	5,072	—	5,163	28
Other loans	—	—	—	—	—	—	3,063	—	3,063	6
Margin loans	7,732	—	—	—	—	—	11,405	—	19,137	38
Total loans	$9,744	$2,325	$3,710	$2,957	$1,603	$6,398	$41,196	$118	$68,051	$336
(a)    Excludes overdrafts of $3,519 million. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.
(b)    The gross write-offs related to commercial real estate loans were $82 million, other residential mortgage loans were $1 million and wealth management mortgage loans were less than $1 million in 2024.

BNY 157

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
(b)    The gross write-offs related to other residential mortgage loans were $3 million in 2023.

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

Financial institutions

Financial institution exposures are high-quality, with 96% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2024. In addition, 67% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody. The exposure to financial institutions is generally short-term, with 84% expiring within one year.

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

158 BNY

Notes to Consolidated Financial Statements (continued)

ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portion of wealth management loan portfolio to be investment grade.

Wealth management mortgages

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Delinquency rate is a key indicator of credit quality in the wealth management portfolio. At Dec. 31, 2024, less than 1% of the mortgages were past due.

At Dec. 31, 2024, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 21%; New York – 14%; Florida – 11%; Massachusetts – 8%; and other – 46%.

Lease financings

At Dec. 31, 2024, all of leasing exposure was investment grade, or investment grade equivalent and consisted of exposures backed by well-diversified assets. The largest components of our lease residual value exposure related to real estate and large-ticket transportation equipment. Assets are both foreign and domestic-based, with primary concentrations in Germany and the U.S.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.1 billion at Dec. 31, 2024 and $1.2 billion at Dec. 31, 2023. These loans are not typically correlated to external ratings.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $19.1 billion of secured margin loans at Dec. 31, 2024, compared with $18.0 billion at Dec. 31, 2023. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $3.5 billion at Dec. 31, 2024 and $3.1 billion at Dec. 31, 2023. Overdrafts occur on a daily basis and are generally repaid within two business days.

Reverse repurchase agreements

Reverse repurchase agreements at Dec. 31, 2024 and Dec. 31, 2023 were fully secured with high-quality collateral. As a result, there was no allowance for credit losses related to these assets at Dec. 31, 2024 and Dec. 31, 2023.

BNY 159

Notes to Consolidated Financial Statements (continued)

Note 6–Leasing

We have operating leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms up to 14 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

The table below presents the consolidated balance sheet information related to operating leases.

Operating leases	Dec. 31,
(dollars in millions)	2024	2023
ROU assets (a)	$1,076	$1,125
Lease liability (b)	$1,321	$1,356

Weighted average:
Remaining lease term	9.0 years	9.4 years
Discount rate (annualized)	3.50%	3.11%
(a)    Included in premises and equipment on the consolidated balance sheet.
(b)    Operating lease liabilities are included in other liabilities on the consolidated balance sheet.

The table below presents the components of lease expense.

Lease expense	Year ended Dec. 31,
(in millions)	2024	2023	2022
Operating lease expense	$229	$215	$224
Variable lease expense	44	43	36
Sublease income	(31)	(34)	(33)
Finance lease expense:
Amortization of ROU assets	—	—	6
Total lease expense	$242	$224	$233

The table below presents cash flow information related to leases.

Cash flow information	Year ended Dec. 31,
(in millions)	2024	2023	2022
Cash paid for amounts included in measurement of liabilities:
Operating cash flows from operating leases	$217	$224	$224
Financing cash flows from finance leases	$—	$—	$23

See Note 26 for information on non-cash operating lease transactions.

The table below presents the maturities of our operating lease liabilities.

Maturities of operating lease liabilities
(in millions)
For the year ended Dec. 31,
2025	$204
2026	199
2027	177
2028	150
2029	139
2030 and thereafter	669
Total lease payments	1,538
Less: Imputed interest	217
Total	$1,321

160 BNY

Notes to Consolidated Financial Statements (continued)

Note 7–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business segment.

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2023
Goodwill	$7,004	$1,429	$8,508	$16,941
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,004	$1,429	$7,828	$16,261
Business realignment (a)	(51)	48	3	—
Acquisition	426	—	—	426
Foreign currency translation	(48)	(2)	(39)	(89)
Balance at Dec. 31, 2024
Goodwill	$7,331	$1,475	$8,472	$17,278
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,331	$1,475	$7,792	$16,598
(a)    In 2024, we made certain realignments of similar products and services within our lines of business. See Note 24 for additional information.

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2022
Goodwill	$6,973	$1,424	$8,433	$16,830
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$6,973	$1,424	$7,753	$16,150
Foreign currency translation	31	5	75	111
Balance at Dec. 31, 2023
Goodwill	$7,004	$1,429	$8,508	$16,941
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,004	$1,429	$7,828	$16,261

Goodwill impairment testing

The goodwill impairment test is performed at least annually at the reporting unit level. BNY’s business segments include seven reporting units for which goodwill impairment testing is performed. An interim goodwill impairment test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value.

In each quarter of 2024, we completed an interim goodwill impairment test of the Investment Management reporting unit, which had $6.0 billion of allocated goodwill as of Dec. 31, 2024. In all cases, we determined the fair value of the Investment Management reporting unit exceeded its carrying value and no goodwill impairment was recorded.

For the Dec. 31, 2024 test, the fair value of the Investment Management reporting unit exceeded its carrying value by approximately 11%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2024. The discount rate applied to these cash flows was 10.5%.

The cash flow estimates for the Investment Management reporting unit are impacted by projections of the level and mix of assets under management, market values, operating margins and long-term growth rates.

In the second quarter of 2024, we performed our annual goodwill impairment test on the remaining six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash

BNY 161

Notes to Consolidated Financial Statements (continued)

flows used in the income approach were based on management’s projections as of April 1, 2024. The discount rate applied to these cash flows was 10%.

As a result of the annual goodwill impairment test, no goodwill impairment was recognized. The fair values of the Company’s remaining six reporting units were substantially in excess of the respective reporting units’ carrying value.

Determining the fair value of a reporting unit is subject to uncertainty as it is reliant on estimates of cash flows that extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. In the future, changes in the assumptions or the discount rate could produce a material non-cash goodwill impairment.

In the third quarter 2022, based on results of an interim goodwill impairment test we recorded an impairment charge of $680 million. This goodwill impairment represents a non-cash charge and did not affect BNY’s liquidity position, tangible common equity or regulatory capital ratios.

Intangible assets

The table below provides a breakdown of intangible assets by business segment.

Intangible assets – net carrying amount by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2022	$193	$384	$1,475	$849	$2,901
Amortization	(31)	(6)	(20)	—	(57)
Foreign currency translation	2	—	8	—	10
Balance at Dec. 31, 2023	$164	$378	$1,463	$849	$2,854
Acquisition	53	—	—	—	53
Amortization	(28)	(4)	(18)	—	(50)
Foreign currency translation	(3)	—	(3)	—	(6)
Balance at Dec. 31, 2024	$186	$374	$1,442	$849	$2,851

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2024				Dec. 31, 2023
(dollars in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Remaining weighted- average amortization period	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization (a):
Customer contracts—Securities Services	$779	$(593)	$186	12 years	$731	$(567)	$164
Customer contracts—Market and Wealth Services	269	(266)	3	2 years	280	(273)	7
Customer relationships—Investment and Wealth Management	553	(495)	58	7 years	553	(479)	74
Other	42	(14)	28	12 years	41	(12)	29
Total subject to amortization	$1,643	$(1,368)	$275	11 years	$1,605	$(1,331)	$274
Not subject to amortization (b):
Tradenames	$1,291	N/A	$1,291	N/A	$1,292	N/A	$1,292
Customer relationships	1,285	N/A	1,285	N/A	1,288	N/A	1,288
Total not subject to amortization	$2,576	N/A	$2,576	N/A	$2,580	N/A	$2,580
Total intangible assets	$4,219	$(1,368)	$2,851	N/A	$4,185	$(1,331)	$2,854
(a)    Excludes fully amortized intangible assets.
(b)    Intangible assets not subject to amortization have an indefinite life.
N/A – Not applicable.

162 BNY

Notes to Consolidated Financial Statements (continued)

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2025	$45
2026	36
2027	30
2028	27
2029	23

Intangible asset impairment testing

Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

Note 8–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2024	2023
Corporate/bank-owned life insurance	$5,552	$5,480
Accounts receivable (a)	4,931	6,567
Tax credit investments	2,821	2,186
Software	2,676	2,430
Prepaid pension assets	2,035	1,818
Fails to deliver	1,292	1,514
Assets of consolidated investment management funds	891	526
Equity method investments	852	873
Fair value of hedging derivatives	781	236
Prepaid expense	736	737
Other equity investments (b)	679	741
Federal Reserve Bank stock	478	480
Cash collateral receivable on derivative transactions	292	621
Income taxes receivable	255	270
Seed capital (c)	196	232
Other (d)	1,223	1,198
Total other assets	$25,690	$25,909
(a)    Includes receivables for securities sold or matured that have not yet settled.
(b)    Includes strategic equity, private equity and other investments.
(c)    Includes investments in BNY funds that hedge deferred incentive awards.
(d)    At Dec. 31, 2024 and Dec. 31, 2023, other assets include $57 million and $7 million, respectively, of Federal Home Loan Bank stock, at cost.

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The observable price changes are recorded in investment and other revenue on the consolidated income statement. Our non-readily marketable equity securities totaled $413 million at Dec. 31, 2024 and $479 million at Dec. 31, 2023, and are included in other equity investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Adjustments on non-readily marketable equity securities				Life-to-date
(in millions)	2024	2023	2022
Upward adjustments	$1	$52	$125	$336
Downward adjustments	(2)	(41)	(8)	(55)
Net adjustments	$(1)	$11	$117	$281

Tax credit investments

Tax credit investments include affordable housing projects and renewable energy investments. We invest in affordable housing projects primarily to satisfy the Company’s requirements under the Community Reinvestment Act. We invest in renewable energy projects to receive an expected after-tax return, which consists of allocated renewable energy tax credits, tax deductions and cash distributions based on the operations of the project. On Jan. 1, 2024, we adopted ASU 2023-02, Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method for our renewable energy projects that met the eligibility criteria. See Note 2 for additional information.

Our tax credit investments totaled $2.8 billion at Dec. 31, 2024 and $2.2 billion at Dec. 31, 2023. Commitments to fund future investments totaled $951 million at Dec. 31, 2024 and $780 million at Dec. 31, 2023 and are recorded in other liabilities on the consolidated balance sheet. A summary of the commitments to fund future investments is as follows: 2025 – $455 million; 2026 – $113 million; 2027 – $103 million; 2028 – $79 million; 2029 – $31 million; and 2030 and thereafter – $170 million.

BNY 163

Notes to Consolidated Financial Statements (continued)

Tax credits and other tax benefits recognized were $418 million in 2024, $373 million in 2023 and $325 million in 2022.

Amortization expense included in the provision for income taxes was $343 million in 2024, $293 million in 2023 and $255 million in 2022.

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

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2024		Dec. 31, 2023
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a)	$7	$—	$3	$—
Private equity investments (b)	137	59	143	42
Other	8	—	7	—
Total	$152	$59	$153	$42
(a)    Seed capital investments at Dec. 31, 2024 are generally redeemable on request. Distributions are received as the underlying investments in the funds, which have redemption notice periods of up to seven days, are liquidated.
(b)    Private equity investments primarily include Volcker Rule-compliant investments in SBICs that invest in various sectors of the economy. Private equity investments do not have redemption rights. Distributions from such investments will be received as the underlying investments in the private equity investments, which have a life of 10 years, are liquidated.

Note 9–Deposits

Time deposits in denominations of $250,000 or more totaled $2.1 billion at Dec. 31, 2024 and $1.5 billion at Dec. 31, 2023.

At Dec. 31, 2024, the scheduled maturities of total time deposits are $4.1 billion in 2025, $557 million in 2026, $330 million in 2027, $361 million in 2028 and $251 million in 2029. No time deposits are scheduled to mature after 2029.

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

Investment management fees are dependent on the overall level and mix of AUM. The management fees, expressed in basis points, are charged for managing those assets. Management fees are

164 BNY

Notes to Consolidated Financial Statements (continued)

typically subject to fee schedules contained in an investment management agreement or fund documents based on the overall level of assets managed and products in which those assets are invested.

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

Disaggregation of contract revenue by business segment
	Year ended Dec. 31,
	2024					2023 (a)
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$5,204	$4,103	$105	$(68)	$9,344	$4,959	$3,805	$99	$(63)	$8,800
Investment management and performance fees	—	7	3,149	(13)	3,143	—	8	3,067	(12)	3,063
Financing-related fees	51	24	1	—	76	37	14	1	—	52
Distribution and servicing fees	4	(123)	275	2	158	6	(98)	241	—	149
Investment and other revenue	248	251	(379)	4	124	236	207	(323)	1	121
Total fee and other revenue – contract revenue	5,507	4,262	3,151	(75)	12,845	5,238	3,936	3,085	(74)	12,185
Fee and other revenue – not in scope of ASC 606 (b)(c)(d)	941	273	62	173	1,449	791	224	(98)	248	1,165
Total fee and other revenue	$6,448	$4,535	$3,213	$98	$14,294	$6,029	$4,160	$2,987	$174	$13,350
(a)    Results for the year ended Dec. 31, 2023 were revised to reflect certain realignments of similar products and services within our lines of business in 2024. See Note 24 for additional information.
(b)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(c)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $13 million in 2024 and $2 million in 2023.
(d)    Fee and other revenue – not in scope of ASC 606 for the year ended Dec. 31, 2023 for the Other segment was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

BNY 165

Notes to Consolidated Financial Statements (continued)

Disaggregation of contract revenue by business segment	Year ended Dec. 31, 2022 (a)
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,824	$3,630	$99	$(65)	$8,488
Investment management and performance fees	—	10	3,303	(14)	3,299
Financing-related fees	30	23	1	1	55
Distribution and servicing fees	4	(66)	192	—	130
Investment and other revenue	215	143	(245)	1	114
Total fee and other revenue – contract revenue	5,073	3,740	3,350	(77)	12,086
Fee and other revenue – not in scope of ASC 606 (b)(c)(d)	901	149	(15)	(83)	952
Total fee and other revenue	$5,974	$3,889	$3,335	$(160)	$13,038
(a)    Results for the year ended Dec. 31, 2022 were revised to reflect certain realignments of similar products and services within our lines of business in 2024. See Note 24 for additional information.
(b)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(c)    The Investment and Wealth Management business segment is net of (loss) attributable to noncontrolling interests related to consolidated investment management funds of $(13) million in 2022.
(d)    Fee and other revenue – not in scope of ASC 606 for the year ended Dec. 31, 2022 for the Other segment was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.5 billion at Dec. 31, 2024 and $2.6 billion at Dec. 31, 2023.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $34 million at Dec. 31, 2024 and $27 million at Dec. 31, 2023. Accrued revenues recorded as contract assets are usually billed on an annual basis.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts and were $171 million at Dec. 31, 2024 and $172 million at Dec. 31, 2023. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2024 relating to contract liabilities as of Dec. 31, 2023 was $116 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $44 million at Dec. 31, 2024 and $46 million at Dec. 31, 2023. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate. The amortization of capitalized sales incentives, which is primarily included in staff expense on the consolidated income statement, totaled $14 million in 2024, $16 million in 2023 and $19 million in 2022.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations, and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation, and totaled $98 million at Dec. 31, 2024 and $90 million at Dec. 31, 2023. These capitalized costs are amortized on a straight-line basis over the expected contract period.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations other than those that are subject to a practical expedient election under ASC 606, Revenue From Contracts With Customers. The practical

166 BNY

Notes to Consolidated Financial Statements (continued)

expedient election applies to (i) contracts with an original expected length of one year or less, and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Note 11–Net interest income

The following table provides the components of net interest income presented on the consolidated income statement.

Net interest income	Year ended Dec. 31,
(in millions)	2024	2023	2022
Interest income
Deposits with the Federal Reserve and other central banks	$4,615	$4,541	$1,019
Deposits with banks	434	523	221
Federal funds sold and securities purchased under resale agreements	10,915	7,141	1,200
Loans	4,394	3,916	1,999
Securities:
Taxable	4,941	4,213	2,502
Exempt from federal income taxes	1	1	35
Total securities	4,942	4,214	2,537
Trading securities	307	313	142
Total interest income	25,607	20,648	7,118
Interest expense
Deposits in domestic offices	5,791	4,703	980
Deposits in foreign offices	2,856	2,421	607
Federal funds purchased and securities sold under repurchase agreements	9,974	6,699	934
Trading liabilities	88	156	68
Other borrowed funds	18	47	9
Commercial paper	62	—	—
Customer payables	640	566	156
Long-term debt	1,866	1,711	860
Total interest expense	21,295	16,303	3,614
Net interest income	4,312	4,345	3,504
Provision for credit losses	70	119	39
Net interest income after provision for credit losses	$4,242	$4,226	$3,465

Note 12–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2024	2023 (a)	2022 (a)
Current tax expense:
Federal	$902	$727	$331
Foreign	595	443	404
State and local	153	192	19
Total current tax expense	1,650	1,362	754
Deferred tax expense (benefit):
Federal	(277)	(344)	130
Foreign	(30)	31	(5)
State and local	(38)	(70)	58
Total deferred tax expense (benefit)	(345)	(383)	183
Provision for income taxes	$1,305	$979	$937
(a)    The provision for income taxes for the years ended Dec. 31, 2023 and Dec. 31, 2022 was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

In accordance with ASU 2023-02, Investments— Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method, we elected to account for investments in renewable energy projects that met the eligibility requirement using the proportional amortization method on a retrospective basis.

For additional information, see Note 2 and Note 8.

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2024	2023	2022
Domestic (a)	$3,462	$2,196	$1,849
Foreign	2,386	2,087	1,631
Income before taxes (a)	$5,848	$4,283	$3,480
(a)    Domestic income before taxes for the years ended Dec. 31, 2023 and Dec. 31, 2022 was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

BNY 167

Notes to Consolidated Financial Statements (continued)

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2024	2023
Depreciation and amortization	$1,700	$1,811
Pension obligation	421	388
Other liabilities	189	149
Equity investments	55	56
Securities valuation	(39)	(29)
Leasing	(41)	(41)
Other assets	(62)	(55)
Credit losses on loans	(98)	(106)
Reserves not deducted for tax	(236)	(314)
Employee benefits	(269)	(252)
U.S. foreign tax credits	(101)	(96)
Valuation allowance	135	130
Net deferred tax liability (a)	$1,654	$1,641
(a)    The deferred tax liability for the year ended Dec. 31, 2023 was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

As of Dec. 31, 2024, BNY had $101 million of U.S. foreign tax credit carryforwards which will begin to expire in 2029. In addition, we have an unrealized capital loss of $34 million. We believe it is more likely than not that the benefit from these items will not be realized. Accordingly, we have recorded a valuation allowance of $135 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2024, we had approximately $1.4 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded. If these earnings were to be repatriated, the estimated tax liability as of Dec. 31, 2024 would be up to $170 million.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2024	2023 (a)	2022 (a)
Federal rate	21.0%	21.0%	21.0%
State and local income taxes, net of federal income tax benefit	1.6	2.2	1.9
Foreign operations	1.3	1.1	2.1
Tax credits	(1.3)	(2.3)	(2.1)
Tax-exempt income	(0.6)	(0.7)	(1.0)
Federal Deposit Insurance Corporation (“FDIC”) assessment	0.3	0.4	0.4
Stock compensation	(0.2)	(0.1)	(0.6)
Goodwill impairment	—	—	3.7
Divestiture of stock in subsidiary	—	0.7	0.9
Other – net	0.2	0.6	0.6
Effective tax rate	22.3%	22.9%	26.9%
(a)    The effective tax rate for the years ended Dec. 31, 2023 and Dec. 31, 2022 was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

Unrecognized tax positions
(in millions)	2024	2023	2022
Beginning balance at Jan. 1, – gross	$109	$106	$138
Prior period tax positions:
Increases	2	—	—
Decreases	(2)	(5)	(11)
Current period tax positions	8	8	8
Settlements	—	—	(16)
Statute expiration	(8)	—	(13)
Ending balance at Dec. 31, – gross	$109	$109	$106

Our total tax reserves as of Dec. 31, 2024 were $109 million compared with $109 million at Dec. 31, 2023. If these tax reserves were unnecessary, $109 million would affect the effective tax rate in future periods. We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2024 is accrued interest, where applicable, of $41 million. The additional tax expense related to interest for the year ended Dec. 31, 2024 was $2 million, compared with $6 million for the year ended Dec. 31, 2023.

It is reasonably possible the total reserve for uncertain tax positions could decrease within the next 12 months by approximately $25 million as a result of

168 BNY

Notes to Consolidated Financial Statements (continued)

adjustments related to tax years that are still subject to examination.

Our federal income tax returns are open to examination from 2017 through 2019 and 2021 and forward. Our New York State income tax returns are open to examination after 2015 and our New York City income tax returns are open to examination after 2014. Our UK income tax returns are open to examination after 2020.

Note 13–Long-term debt

The table below presents information on our long-term debt.

Long-term debt	Dec. 31, 2024			Dec. 31, 2023
(dollars in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.75 - 6.47%	2025 - 2035	$28,006	0.50 - 6.47%	$28,886
Floating rate	4.94 - 5.32%	2025 - 2038	1,226	5.39 - 6.00%	1,226
Subordinated debt (a)	3.00 - 5.61%	2028 - 2039	1,622	3.00 - 3.30%	1,145
Total			$30,854		$31,257
(a)Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2025 – $3.3 billion; 2026 – $5.0 billion; 2027 – $3.1 billion; 2028 – $6.1 billion; and 2029 – $3.2 billion.

Note 14–Variable interest entities

We have variable interests in VIEs, which include investments in retail, institutional and alternative investment funds.

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

The following table presents the incremental assets and liabilities included on the consolidated balance sheet as of Dec. 31, 2024 and Dec. 31, 2023. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investment management funds
	Dec. 31,
(in millions)	2024	2023
Trading assets	$846	$510
Other assets	45	16
Total assets (a)	$891	$526
Other liabilities	$5	$1
Total liabilities (b)	$5	$1
Nonredeemable noncontrolling interests (c)	$359	$50
(a)    Includes VMEs with assets of $43 million at Dec. 31, 2024 and $91 million at Dec. 31, 2023.
(b)    Includes VMEs with liabilities of less than $1 million at Dec. 31, 2024 and $1 million at Dec. 31, 2023.
(c)    Includes VMEs with nonredeemable noncontrolling interests of $7 million at Dec. 31, 2024 and $12 million at Dec. 31, 2023.

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY.

Non-consolidated VIEs

As of Dec. 31, 2024 and Dec. 31, 2023, assets and liabilities related to the VIEs where we are not the primary beneficiary were included in other assets and other liabilities on the consolidated balance sheet and primarily related to accounting for our investments in qualified affordable housing and renewable energy projects.

BNY 169

Notes to Consolidated Financial Statements (continued)

The maximum loss exposure indicated in the following table relates solely to our investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs	Dec. 31, 2024	Dec. 31, 2023
(in millions)
Other assets	$2,905	$2,261
Other liabilities	951	780
Maximum loss exposure	3,856	3,041

Note 15–Shareholders’ equity

Common stock

BNY has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2024, 717,680,268 shares of common stock were outstanding.

In July 2024, our Board of Directors approved a 12% increase in the quarterly cash dividend on common stock, from $0.42 to $0.47 per share. We began paying the increased quarterly cash dividend in the third quarter of 2024.

Common stock repurchase program

In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This share repurchase plan replaced all previously authorized share repurchase plans.

In April 2024, we announced a new authorization
providing for the repurchase of $6.0 billion of
common shares in addition to any remaining capacity
under the existing January 2023 authorization.

In 2024, we repurchased 48.9 million common shares at an average price of $62.70 per common share for a total of $3.1 billion.

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
Preferred stock

The Parent has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes the Parent’s preferred stock issued and outstanding at Dec. 31, 2024 and Dec. 31, 2023.

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
	Per annum dividend rate (c)
Series A	Greater of (i) SOFR plus 0.565% and (ii) 4.000%	5,001	5,001	$500	$500
Series F	4.625% to but excluding Sept. 20, 2026, then SOFR plus 3.131%	10,000	10,000	990	990
Series G	4.700% to but excluding Sept. 20, 2025, then a floating rate equal to the five-year treasury rate plus 4.358%	10,000	10,000	990	990
Series H	3.700% to but excluding March 20, 2026, then a floating rate equal to the five-year treasury rate plus 3.352%	5,825	5,825	576	576
Series I	3.750% to but excluding Dec. 20, 2026, then a floating rate equal to the five-year treasury rate plus 2.630%	13,000	13,000	1,287	1,287
Total		43,826	43,826	$4,343	$4,343
(a)    All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.
(b)    The carrying value of the Series F, Series G, Series H and Series I preferred stock is recorded net of issuance costs.
(c)    References to SOFR are to a floating rate equal to the three-month CME Term SOFR (plus a spread adjustment of 0.26161% per annum).

170 BNY

Notes to Consolidated Financial Statements (continued)

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

BNY’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of the Parent will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full preferred dividends for the then-current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series F, Series G, Series H and Series I preferred stock.

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

The table below presents the Parent’s preferred dividends.

Preferred dividends
(dollars in millions, except per share amounts)	Depositary shares per share		2024		2023			2022
			Per share	Total dividend	Per share	Total dividend		Per share	Total dividend
Series A	100	(a)	$6,143.97	$30	$5,866.23	$29		$4,088.49	$20
Series D	100		N/A	N/A	6,339.20	42	(b)	4,500.00	23
Series F	100		4,625.00	46	4,625.00	46		4,625.00	46
Series G	100		4,700.00	47	4,700.00	47		4,700.00	47
Series H	100		3,700.00	22	3,700.00	22		3,700.00	22
Series I	100		3,750.00	49	3,750.00	49		4,083.33	53
Total				$194		$235			$211
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

BNY 171

Notes to Consolidated Financial Statements (continued)

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

Temporary equity

Temporary equity was $87 million at Dec. 31, 2024 and $85 million at Dec. 31, 2023. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY must, among other things, qualify as “well capitalized.” As of Dec. 31, 2024 and Dec. 31, 2023, BNY and our U.S. bank subsidiaries were “well capitalized.”

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2024	2023
Consolidated regulatory capital ratios:
Common Equity Tier 1 (“CET1”) ratio	11.2%	11.5%
Tier 1 capital ratio	13.7	14.2
Total capital ratio	14.8	14.9
Tier 1 leverage ratio	5.7	6.0
Supplementary leverage ratio (“SLR”) (b)	6.5	7.3

The Bank of New York Mellon regulatory capital ratios:
CET1 ratio	16.1%	16.2%
Tier 1 capital ratio	16.1	16.2
Total capital ratio	16.3	16.3
Tier 1 leverage ratio	6.3	6.6
SLR (b)	7.6	8.5
(a)    For our CET1, Tier 1 capital and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. The Tier 1 leverage ratio is based on Tier 1 capital and quarterly average total assets. For BNY to qualify as “well capitalized,” its Tier 1 capital and Total capital ratios must be at least 6% and 10%, respectively. For The Bank of New York Mellon, our largest bank subsidiary, to qualify as “well capitalized,” its CET1, Tier 1 capital, Total capital and Tier 1 leverage ratios must be at least 6.5%, 8%, 10% and 5%, respectively.
(b)    The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures. For The Bank of New York Mellon to qualify as “well capitalized,” its SLR must be at least 6%.

Failure to satisfy regulatory standards, including “well capitalized” status or capital adequacy rules more generally, could result in limitations on our activities and adversely affect our financial condition. If a BHC such as BNY, or a bank such as The Bank of New York Mellon or BNY Mellon, N.A., fails to satisfy minimum capital requirements or qualify as “adequately capitalized,” regulatory sanctions and limitations will be imposed.

172 BNY

Notes to Consolidated Financial Statements (continued)

The following table presents our capital components and risk-weighted assets determined under the Standardized and Advanced Approaches, the average assets used for leverage capital purposes and leverage exposure used for SLR purposes.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2024	2023
CET1:
Common shareholders’ equity	$36,975	$36,427
Adjustments for:
Goodwill and intangible assets (a)	(17,563)	(17,253)
Net pension fund assets	(333)	(297)
Embedded goodwill	(254)	(275)
Deferred tax assets	(62)	(62)
Other	(4)	(6)
Total CET1	18,759	18,534
Other Tier 1 capital:
Preferred stock	4,343	4,343
Other	(63)	(14)
Total Tier 1 capital	$23,039	$22,863
Tier 2 capital:
Subordinated debt	$1,398	$1,148
Allowance for credit losses	392	414
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,779	1,551
Excess of expected credit losses	109	85
Less: Allowance for credit losses	392	414
Total Tier 2 capital – Advanced Approaches	$1,496	$1,222
Total capital:
Standardized Approach	$24,818	$24,414
Advanced Approaches	$24,535	$24,085

Risk-weighted assets:
Standardized Approach	$167,786	$156,178
Advanced Approaches:
Credit Risk	$90,076	$87,223
Market Risk	4,808	3,380
Operational Risk	65,588	70,925
Total Advanced Approaches	$160,472	$161,528

Average assets for Tier 1 leverage ratio	$402,069	$383,705
Total leverage exposure for SLR	$353,523	$313,555
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

The following table presents the amount of capital by which BNY and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2024
(in millions)	Consolidated	(a)	The Bank of New York Mellon
CET1	$4,497		$11,890	(a)
Tier 1 capital	6,260		9,926	(a)
Total capital	4,684		7,521	(a)
Tier 1 leverage ratio	6,956		4,378	(b)
SLR	5,363		4,330	(b)
(a)    Based on minimum required standards, with applicable buffers.
(b)    Based on well capitalized standards.

BNY 173

Notes to Consolidated Financial Statements (continued)

Note 16–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2024			2023			2022
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$(29)	$(162)	$(191)	$204	$68	$272	$(455)	$(148)	$(603)
Total foreign currency translation	(29)	(162)	(191)	204	68	272	(455)	(148)	(603)
Unrealized gain (loss) on assets available-for-sale:
Unrealized gain (loss) arising during the period	489	(124)	365	1,100	(271)	829	(4,292)	1,047	(3,245)
Reclassification adjustment (b)	85	(21)	64	68	(16)	52	443	(105)	338
Net unrealized gain (loss) on assets available-for-sale	574	(145)	429	1,168	(287)	881	(3,849)	942	(2,907)
Defined benefit plans:
Net (loss) arising during the period	(15)	6	(9)	(107)	32	(75)	(400)	94	(306)
Foreign exchange adjustment	—	—	—	(1)	—	(1)	—	—	—
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	14	(2)	12	(18)	8	(10)	68	(12)	56
Total defined benefit plans	(1)	4	3	(126)	40	(86)	(332)	82	(250)
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge (loss) gain arising during the period	(1)	—	(1)	7	(2)	5	(16)	4	(12)
Reclassification of net (gain) loss to net income:
Foreign exchange (“FX”) contracts – investment and other revenue	(2)	1	(1)	2	(1)	1	(1)	—	(1)
FX contracts – staff expense	(5)	1	(4)	—	—	—	9	(2)	7
Total reclassifications to net income	(7)	2	(5)	2	(1)	1	8	(2)	6
Net unrealized (loss) gain on cash flow hedges	(8)	2	(6)	9	(3)	6	(8)	2	(6)
Total other comprehensive income (loss)	$536	$(301)	$235	$1,255	$(182)	$1,073	$(4,644)	$878	$(3,766)
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

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale (a)	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive (loss) income, net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2021 ending balance	$(1,524)	$(1,016)	$(31)	$357	$1	$(2,213)
Change in 2022	(590)	(240)	(10)	(2,907)	(6)	(3,753)
2022 ending balance	(2,114)	(1,256)	(41)	(2,550)	(5)	(5,966)
Change in 2023	272	(87)	1	881	6	1,073
2023 ending balance	(1,842)	(1,343)	(40)	(1,669)	1	(4,893)
Change in 2024	(189)	(1)	4	429	(6)	237
2024 ending balance	$(2,031)	$(1,344)	$(36)	$(1,240)	$(5)	$(4,656)
(a)    Held-to-maturity securities transferred from available-for-sale securities are initially recorded at fair value as of the date of transfer. Included in accumulated OCI (loss) are net unamortized pre-tax gains (losses) of $(193) million at Dec. 31, 2024, $104 million at Dec. 31, 2023 and $168 million at Dec. 31, 2022, associated with available-for-sale securities that were transferred to held-to-maturity securities, before consideration of hedges. Also included in accumulated OCI (loss) are net pre-tax gains (losses) of $188 million at Dec. 31, 2024, $(49) million at Dec. 31, 2023 and $(67) million at Dec. 31, 2022, associated with hedged item basis adjustments associated with available-for-sale securities that were transferred to held-to-maturity securities. On an after-tax basis, accumulated OCI (loss) includes $(4) million at Dec. 31, 2024, $42 million at Dec. 31, 2023 and $78 million at Dec. 31, 2022, associated with available-for-sale securities that were transferred to held-to-maturity securities inclusive of hedges.

174 BNY

Notes to Consolidated Financial Statements (continued)

Note 17–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards, including options, to employees and directors of BNY. At Dec. 31, 2024, under the Long-Term Incentive Plan approved in April 2023, we may issue 37,099,283 new stock-based awards, all of which may be issued as restricted stock or RSUs. Stock-based compensation expense related to retirement eligibility vesting totaled $77 million in 2024, $81 million in 2023 and $72 million in 2022.

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

The fair value of RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for RSUs was $386 million in 2024, $332 million in 2023 and $293 million in 2022. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $92 million in 2024, $79 million in 2023 and $69 million in 2022.

BNY’s Executive Committee members were granted a target award of 851,939 performance share units (“PSUs”) in 2024, 577,549 in 2023 and 513,101 in 2022. The Executive Committee PSUs will vest based on two separate and distinct measurements, a performance condition and a market condition split 70% based on return on tangible common shareholders’ equity (“ROTCE”) and 30% on Total Shareholder Return (“TSR”). The ROTCE portion was measured based on the fair market value on the date of the grant, while the TSR portion was valued using a Monte Carlo simulation method. Each condition only impacts its applicable portion
(70%/30%) of the total PSU award. The performance and market conditions are measured after three years to determine the final percentage of the total PSUs to vest. The final total amount of vested PSUs will be the sum of the two separate and distinct performance and market-based portions of the PSU awards, but will be capped at 150% of the total PSUs awarded. The ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and the ROTCE portion is marked-to-market to earnings as a result of this discretion. The TSR portion of the award contains a market condition, and as a result the grant date fair value is recognized over the service period unless the requisite service is not rendered.

The following table summarizes our non-vested PSU and RSU activity for 2024.

Non-vested PSU and RSU activity	Number of shares (a)	Weighted-average fair value at grant date
Non-vested PSUs and RSUs at Dec. 31, 2023	16,456,716	$51.20
Granted	8,813,757	57.01
Vested	(6,833,859)	49.82
Forfeited	(976,336)	54.42
Non-vested PSUs and RSUs at Dec. 31, 2024	17,460,278	$54.49
(a)    Includes dividend shares earned on the Executive Committee PSUs and Board of Director’s stock awards.

As of Dec. 31, 2024, $434 million of total unrecognized compensation costs related to non-vested PSUs and RSUs is expected to be recognized over a weighted-average period of 2.3 years.

The total fair value of RSUs and PSUs that vested was $347 million in 2024, $305 million in 2023 and $264 million in 2022. The actual excess tax benefit realized for the tax deductions from shares vested totaled $7 million in 2024, $3 million in 2023 and $16 million in 2022. The tax impacts were recognized in the provision for income taxes.

Subsidiary Long-Term Incentive Plans

BNY also has several subsidiary Long-Term Incentive Plans which have issued restricted subsidiary shares to certain employees. These share awards are subject to forfeiture until certain restrictions have lapsed, including continued employment for a specified period of time. The

BNY 175

Notes to Consolidated Financial Statements (continued)

shares are generally non-voting and non-dividend paying. Once the restrictions lapse, which generally occurs in three to five years, the shares can only be sold, at the option of the employee, to BNY at a price based generally on the fair value of the subsidiary at the time of repurchase. In certain instances, BNY has an election to call the shares.

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY. No stock options were granted in 2024, 2023 or 2022, and no stock options were outstanding at Dec. 31, 2024, Dec. 31, 2023 or Dec. 31, 2022.

The total intrinsic value of options exercised was $15 million in 2022. Cash received from option exercises totaled $9 million in 2022. The actual excess tax benefit realized for the tax deductions from options exercised totaled $3 million in 2022 and was recognized in the provision for income taxes.

Note 18–Employee benefit plans

BNY has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits.

The defined benefit pension plans cover approximately 6,400 U.S. employees and approximately 18,400 non-U.S. employees.

BNY has one qualified and several non-qualified defined benefit pension plans in the U.S. and several pension plans overseas.

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

176 BNY

Notes to Consolidated Financial Statements (continued)

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(dollars in millions)	2024	2023	2024	2023	2024	2023	2024	2023
Weighted-average assumptions used to determine benefit obligations
Discount rate	5.72%	5.25%	5.15%	4.44%	5.72%	5.25%	5.60%	4.65%
Rate of compensation increase	N/A	N/A	3.83	3.71	3.00	3.00	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(3,602)	$(3,527)	$(889)	$(768)	$(92)	$(95)	$(2)	$(2)
Service cost	—	—	(11)	(10)	—	(1)	—	—
Interest cost	(182)	(190)	(39)	(36)	(5)	(5)	—	—
Actuarial gain (loss)	178	(122)	111	(67)	1	(2)	—	(1)
Curtailments	—	—	—	1	—	—	—	—
Benefits paid	235	237	31	26	4	11	—	—
Foreign exchange adjustment	N/A	N/A	28	(35)	N/A	N/A	—	1
Benefit obligation at end of period	(3,371)	(3,602)	(769)	(889)	(92)	(92)	(2)	(2)
Change in fair value of plan assets
Fair value at beginning of period	5,089	4,806	1,052	975	135	116	—	—
Actual return on plan assets	179	501	(29)	43	16	19	—	—
Employer contributions	13	19	9	11	4	11	—	—
Benefit payments	(235)	(237)	(31)	(26)	(4)	(11)	—	—
Foreign exchange adjustment	N/A	N/A	(30)	49	N/A	N/A	—	—
Fair value at end of period	5,046	5,089	971	1,052	151	135	—	—
Funded status at end of period	$1,675	$1,487	$202	$163	$59	$43	$(2)	$(2)
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss (gain)	$1,637	$1,637	$245	$243	$32	$38	$(1)	$(1)
Prior service (credit)	—	—	(1)	(1)	—	(6)	—	—
Total loss (gain) (before tax effects)	$1,637	$1,637	$244	$242	$32	$32	$(1)	$(1)
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

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 5.72% as of Dec. 31, 2024.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

Actuarial gains on the benefit obligation for the domestic and foreign pension plans in 2024 are primarily attributable to increases in discount rates. Actuarial losses on the benefit obligation for the domestic pension plans in 2023 are primarily attributable to decreases in discount rates. Actuarial losses on the benefit obligation for the foreign pension plans in 2023 are primarily attributable to decreases in discount rates and increases in assumed inflation rates.

BNY 177

Notes to Consolidated Financial Statements (continued)

Net periodic benefit (credit) cost	Pension Benefits						Healthcare Benefits
	Domestic			Foreign			Domestic			Foreign
(dollars in millions)	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Weighted-average assumptions as of Jan. 1:
Market-related value of plan assets	$5,773	$5,757	$5,924	$1,377	$1,358	$1,627	$143	$135	$133	N/A	N/A	N/A
Discount rate	5.25%	5.61%	3.03%	4.44%	4.62%	2.11%	5.25%	5.61%	3.03%	4.65%	4.75%	2.15%
Expected rate of return on plan assets	6.75	6.75	5.375	5.64	6.38	2.40	6.75	6.75	5.375	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	3.74	3.72	3.43	3.00	3.00	3.00	N/A	N/A	N/A
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost:
Service cost	$—	$—	$—	$11	$10	$11	$—	$1	$1	$—	$—	$—
Interest cost	182	190	140	39	36	28	5	5	4	—	—	—
Expected return on assets	(381)	(380)	(312)	(80)	(89)	(35)	(10)	(9)	(7)	—	—	—
Amortization of:
Prior service (credit)	—	—	—	—	—	—	(6)	(7)	(7)	—	—	—
Net actuarial loss (gain)	25	8	69	(4)	(14)	3	(1)	(5)	3	—	—	—
Settlement loss (gain)	—	1	—	—	(1)	—	—	—	—	—	—	—
Curtailment (gain)	—	—	—	—	(1)	—	—	—	—	—	—	—
Net periodic benefit (credit) cost	$(174)	$(181)	$(103)	$(34)	$(59)	$7	$(12)	$(15)	$(6)	$—	$—	$—
N/A – Not applicable.

Changes in other comprehensive (income) loss in 2024	Pension Benefits		Healthcare Benefits
(in millions)	Domestic	Foreign	Domestic	Foreign
Net loss (gain) arising during period	$24	$(2)	$(7)	$—
Recognition of prior years’ net (loss) gain	(25)	4	1	—
Recognition of prior years’ service credit	—	—	6	—
Foreign exchange adjustment	N/A	N/A	N/A	N/A
Total recognized in other comprehensive (income) loss (before tax effects)	$(1)	$2	$—	$—
N/A – Not applicable.

	Domestic		Foreign
(in millions)	2024	2023	2024	2023
Pension benefits:
Prepaid benefit cost	$1,777	$1,599	$258	$219
Accrued benefit cost	(102)	(112)	(56)	(56)
Total pension benefits	$1,675	$1,487	$202	$163
Healthcare benefits:
Accrued benefit cost	$59	$43	$(2)	$(2)
Total healthcare benefits	$59	$43	$(2)	$(2)

The accumulated benefit obligation for all defined benefit plans was $4.2 billion at Dec. 31, 2024 and $4.5 billion at Dec. 31, 2023.

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare Benefits
	Domestic		Foreign		Domestic		Foreign
(in millions)	2024	2023	2024	2023	2024	2023	2024	2023
Projected benefit obligation	$102	$112	$68	$172	N/A	N/A	N/A	N/A
Fair value of plan assets	—	—	11	116	N/A	N/A	N/A	N/A
Accumulated benefit obligation	102	112	47	55	$65	$62	$2	$2
Fair value of plan assets	—	—	11	17	—	—	—	—
N/A – Not applicable.

178 BNY

Notes to Consolidated Financial Statements (continued)

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2025 is 8.90%, decreasing to 4.50% in 2035 for pre-Medicare costs and 9.80% decreasing to 4.50% in 2035 for Medicare costs. The initial trend rate assumption represents an estimate of short-term cost increases based on recent health care marketplace experience, and taking into consideration the cost characteristics of plans available to retirees. Annual increases in national health expenditures have exceeded the general growth in GDP for many years. However, there are practical limitations to how long these trends can continue. It is unrealistic to assume that health care expenditures will be allowed to consume the majority of the economy. Therefore, over the long term we expect that health care costs will be constrained by the public’s ability and willingness to pay the higher cost of health care coverage. This assumption implies that the ultimate trend rate should be related to the expected long-term growth in the economy. Therefore, we assume the ultimate rate to be comprised of real growth in per capita GDP, long- term growth attributable to technology innovations, and the assumed long-term inflation rate. The initial trend is assumed to decrease to this ultimate rate over time.

The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments
(in millions)		Domestic	Foreign
Pension benefits:
Year	2025	$282	$29
	2026	268	33
	2027	267	36
	2028	265	40
	2029	264	14
	2030-2034	1,269	70
Total pension benefits		$2,615	$222
Healthcare benefits:
Year	2025	$9	$—
	2026	9	—
	2027	9	—
	2028	9	—
	2029	9	—
	2030-2034	41	1
Total healthcare benefits		$86	$1

Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2025 of $11 million for the domestic plans and $6 million for the foreign plans.

We expect to make cash contributions to fund our post-retirement healthcare plans in 2025 of $9 million for the domestic plans and less than $1 million for the foreign plans.

Investment strategy and asset allocation

We are responsible for the administration of various employee pension and healthcare post-retirement benefits plans, both domestically and internationally. The domestic plans are administered by BNY’s Benefits Administration Committee, a named fiduciary. Subject to the following, at all relevant times, BNY’s Benefits Investment Committee, another named fiduciary to the domestic plans, is responsible for the investment of plan assets. The Benefits Investment Committee’s responsibilities include the investment of all domestic defined benefit plan assets, as well as the determination of investment options offered to participants in all domestic defined contribution plans. The Benefits Investment Committee conducts periodic reviews of investment performance, asset allocation and investment manager suitability. In addition, the Benefits Investment Committee has oversight of the Regional Governance Committees for the foreign defined benefit plans.

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

BNY 179

Notes to Consolidated Financial Statements (continued)

Our pension assets were invested as follows:

Asset allocations	Domestic		Foreign
	2024	2023	2024	2023
Fixed income	59%	62%	75%	74%
Equities	36	34	14	13
Alternative investments	4	3	9	11
Cash	1	1	2	2
Total pension assets	100%	100%	100%	100%

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2024 and Dec. 31, 2023. Assets of the U.S. postretirement healthcare plan are invested in an insurance contract.

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

Other assets measured at NAV per share, as a practical expedient

Other assets measured at NAV, as a practical expedient, include funds of funds, venture capital and partnership interests and other funds. There are no readily available market quotations for these funds. The fair value of the funds of funds is based on NAVs of the funds in the portfolio, which reflect the value of the underlying investments held by the fund, less its liabilities. The fair value of the underlying investments is typically the amount that the fund might reasonably expect to receive upon selling those hard to value or illiquid investments within the portfolios. These funds are either valued on a daily or monthly basis. The fair value of the venture capital and partnership interests is based on the pension plan’s ownership percentage of the fair value of the

180 BNY

Notes to Consolidated Financial Statements (continued)

underlying funds as provided by the fund managers. These funds are typically valued on a quarterly basis.

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2024 and Dec. 31, 2023, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$936	$—	$—	$936
Non-U.S. equity	392	—	—	392
Collective trust funds:
U.S. equity	—	141	—	141
Commingled	—	535	—	535
Fixed income:
U.S. corporate bonds	—	2,456	—	2,456
U.S. Treasury securities	184	—	—	184
State and political subdivisions	—	65	—	65
Non-U.S. government	1	20	—	21
U.S. government agencies	—	33	—	33
Other	—	40	—	40
Exchange-traded funds	7	—	—	7
Total domestic plan assets in the fair value hierarchy	$1,520	$3,290	$—	$4,810
Other assets measured at NAV:
Funds of funds				232
Venture capital and partnership interests				4
Total domestic plan assets, at fair value				$5,046

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$588	$—	$588
Equity funds	—	144	—	144
Sovereign/government obligation funds	—	139	—	139
Cash and currency	17	—	—	17
Total foreign plan assets in the fair value hierarchy	$17	$871	$—	$888
Other assets measured at NAV				83
Total foreign plan assets, at fair value				$971

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$920	$—	$—	$920
Non-U.S. equity	373	—	—	373
Collective trust funds:
U.S. equity	—	116	—	116
Commingled	—	530	—	530
Fixed income:
U.S. corporate bonds	—	2,539	—	2,539
U.S. Treasury securities	233	—	—	233
State and political subdivisions	—	110	—	110
Non-U.S. government	3	27	—	30
U.S. government agencies	—	26	—	26
Other	—	35	—	35
Exchange-traded funds	8	—	—	8
Total domestic plan assets in the fair value hierarchy	$1,537	$3,383	$—	$4,920
Other assets measured at NAV:
Funds of funds				164
Venture capital and partnership interests				5
Total domestic plan assets, at fair value				$5,089

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$659	$—	$659
Equity funds	—	137	—	137
Sovereign/government obligation funds	—	123	—	123
Cash and currency	19	—	—	19
Total foreign plan assets in the fair value hierarchy	$19	$919	$—	$938
Other assets measured at NAV				114
Total foreign plan assets, at fair value				$1,052

Other assets measured at NAV per share, as a practical expedient

Certain pension and post-retirement plan assets are invested in funds of funds, venture capital and partnership interests and other contracts valued using NAV, as a practical expedient. The funds of funds investments are redeemable at NAV under agreements with the funds of funds managers.

BNY 181

Notes to Consolidated Financial Statements (continued)

Assets valued using NAV at Dec. 31, 2024
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$232	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	67	—	N/A	N/A
Other contracts (c)	20	—	N/A	N/A
Total	$319	$—

Assets valued using NAV at Dec. 31, 2023
(dollars in millions)	Fair value	Unfunded commitments	Redemption frequency	Redemption notice period
Funds of funds (a)	$164	$—	Monthly	30-45 days
Venture capital and partnership interests (b)	83	—	N/A	N/A
Other contracts (c)	36	—	N/A	N/A
Total	$283	$—
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

Under The Bank of New York Mellon Corporation 401(k) Savings Plan for 2024, 2023 and 2022, the Company matched 100% of participant contributions up to 7% of an employee’s eligible base pay with a monetary limit of $16,000 per participant. In addition, an annual non-elective contribution of $750 was made in 2024, 2023 and 2022 to each participant with eligible base pay of less than $100,000 a year and who are credited with at least one year of service.

At Dec. 31, 2024 and Dec. 31, 2023, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 7.8 million and 8.7 million shares of our common stock, respectively. The fair value of total assets was $10.0 billion at Dec. 31, 2024 and $8.8 billion at Dec. 31, 2023. We recorded expenses of $264 million in 2024, $282 million in 2023 and $276 million in 2022, primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2024 and Dec. 31, 2023, the ESOP owned 3.1 million and 3.5 million shares of our common stock, respectively. The fair value of total ESOP assets was $244 million at Dec. 31, 2024 and $185 million at Dec. 31, 2023. The Company is not permitted to make contributions to the ESOP.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary to (i) make all fiduciary decisions related to the continued prudence of offering the common stock of BNY or its affiliates as an investment option under the plans, other than plan sponsor decisions, and (ii) select and monitor any actively or passively managed investments that are managed by BNY or its affiliates to be offered to participants as investment options under the plans, excluding self-directed accounts.

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

182 BNY

Notes to Consolidated Financial Statements (continued)

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

The payment of dividends also is limited by minimum capital requirements and buffers imposed on banks. As of Dec. 31, 2024, our bank subsidiaries exceeded these requirements.

Subsequent to Dec. 31, 2024, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $82 million, without the need for a regulatory waiver. In addition, at Dec. 31, 2024, non-bank subsidiaries of the Parent had liquid assets of approximately $3.8 billion.

The bank subsidiaries declared dividends of $4.3 billion in 2024, $3.5 billion in 2023 and $1.0 billion in 2022. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

In April 2024, we announced a new authorization providing for the repurchase of $6.0 billion of common shares in addition to any remaining capacity under the existing January 2023 authorization.

The Federal Reserve Act limits, and requires collateral for, extensions of credit by our insured subsidiary banks to the Parent and certain of its non-bank affiliates. Also, there are restrictions on the amounts of investments by such banks in stock and other securities of BNY and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of our affiliates are limited to 10% of such bank’s regulatory capital, and in the aggregate for BNY and all such affiliates to 20%, and collateral must be between 100% and 130% of the amount of the credit, depending on the type of collateral.

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

BNY 183

Notes to Consolidated Financial Statements (continued)

included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. As a result, we are unable to develop an estimate of the maximum payout under these indemnifications. However, we believe the possibility is remote that we will have to make any material payment under these guarantees and indemnifications.

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2024	2023	2022
Dividends from bank subsidiaries	$4,256	$3,472	$1,006
Dividends from non-bank subsidiaries	1,616	1,070	880
Interest income from bank subsidiaries	53	71	25
Interest income from non-bank subsidiaries	70	64	37
(Loss) on securities held for sale	(2)	(1)	—
Other revenue	51	83	57
Total revenue	6,044	4,759	2,005
Interest expense (including $20, $23 and $10, to subsidiaries, respectively)	1,838	1,716	853
Other expense	200	291	433
Total expense	2,038	2,007	1,286
Income before income taxes and equity in undistributed net income of subsidiaries	4,006	2,752	719
(Benefit) for income taxes	(438)	(258)	(190)
Equity in undistributed net income:
Bank subsidiaries (a)	(131)	(295)	1,685
non-bank subsidiaries (a)	217	587	(38)
Net income (a)	4,530	3,302	2,556
Preferred stock dividends and redemption charge	(194)	(235)	(211)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation (a)	$4,336	$3,067	$2,345
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.
Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2024	2023
Assets:
Cash and due from banks	$117	$229
Investment in and advances to subsidiaries and associated companies:
Banks (a)	34,315	34,087
Other (a)	39,712	38,831
Subtotal	74,027	72,918
Corporate-owned life insurance	809	796
Other assets	436	363
Total assets	$75,389	$74,306
Liabilities:
Deferred compensation	$369	$367
Affiliate borrowings	1,850	1,294
Other liabilities	2,025	1,889
Long-term debt	29,827	29,986
Total liabilities	34,071	33,536
Shareholders’ equity (a)	41,318	40,770
Total liabilities and shareholders’ equity	$75,389	$74,306
(a)    Prior period balances were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

184 BNY

Notes to Consolidated Financial Statements (continued)

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2024	2023	2022
Operating activities:
Net income (a)	$4,530	$3,302	$2,556
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net (income) of subsidiaries (a)	(86)	(292)	(1,647)
Change in accrued interest receivable	(30)	24	(8)
Change in accrued interest payable	54	24	78
Change in taxes payable (b)	(3)	395	(3)
Other, net	(67)	86	221
Net cash provided by operating activities	4,398	3,539	1,197
Investing activities:
Acquisitions of, investments in, and advances to subsidiaries (c)	(497)	592	(1,962)
Other, net	(4)	—	—
Net cash (used for) provided by investing activities	(501)	592	(1,962)
Financing activities:
Proceeds from issuance of long-term debt	5,237	5,988	9,179
Repayments of long-term debt	(5,213)	(6,055)	(4,000)
Change in advances from subsidiaries	556	364	(2,917)
Issuance of common stock	17	16	23
Treasury stock acquired	(3,064)	(2,604)	(124)
Redemption of preferred stock	—	(500)	—
Cash dividends paid	(1,542)	(1,487)	(1,376)
Net cash (used for) provided by financing activities	(4,009)	(4,278)	785
Change in cash and due from banks	(112)	(147)	20
Cash and due from banks at beginning of year	229	376	356
Cash and due from banks at end of year	$117	$229	$376
Supplemental disclosures
Interest paid	$1,783	$1,693	$774
Income taxes refunded	—	2	—
(a)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 of the Notes to Consolidated Financial Statements for additional information.
(b)    Includes payments received from subsidiaries for taxes of $1,075 million in 2024, $986 million in 2023 and $70 million in 2022.
(c)    Includes $1,456 million of cash outflows, net of $959 million of cash inflows in 2024, $1,963 million of cash outflows, net of $2,555 million of cash inflows in 2023 and $2,778 million of cash outflows, net of $816 million of cash inflows in 2022.

Note 20–Fair value measurement

Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A three-level hierarchy for fair value measurements is utilized based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. BNY’s own creditworthiness is considered when valuing liabilities.

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

Most derivative contracts are valued using models which are calibrated to observable market data and employ standard market pricing theory for their valuations. Valuation models incorporate counterparty credit risk by discounting each trade’s expected exposures to the counterparty using the counterparty’s credit spreads, as implied by the credit default swap market. We also adjust expected liabilities to the counterparty using BNY’s own credit spreads, as implied by the credit default swap market.
BNY 185

Notes to Consolidated Financial Statements (continued)

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

186 BNY

Notes to Consolidated Financial Statements (continued)

these as observable transactions in the current marketplace and classify such securities as Level 2. Pricing sources discontinue pricing any specific security whenever they determine there is insufficient observable data to provide a good-faith opinion on price.

At Dec. 31, 2024, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 4.

In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2024, we have no instruments included in Level 3 of the valuation hierarchy.

Derivative financial instruments

We classify exchange-traded derivative financial instruments valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchange-traded equity options and interest rate futures and options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using models that use as their basis readily observable market parameters, and we classify them in Level 2 of the valuation hierarchy. Such derivative financial instruments include swaps and options, foreign exchange spot and forward contracts and credit default swaps.

Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly structured products, where correlation risk is unobservable. As of Dec. 31, 2024, we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 23.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2024 and Dec. 31, 2023, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

BNY 187

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2024					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Assets:
Available-for-sale securities:
Non-U.S. government (b)	$4,780	$19,967	$—	$—	$24,747
Agency RMBS	—	19,900	—	—	19,900
U.S. Treasury	16,403	—	—	—	16,403
Agency commercial MBS	—	7,225	—	—	7,225
Foreign covered bonds	—	7,068	—	—	7,068
CLOs	—	5,819	—	—	5,819
Non-agency commercial MBS	—	2,487	—	—	2,487
U.S. government agencies	—	2,289	—	—	2,289
Non-agency RMBS	—	1,478	—	—	1,478
Other ABS	—	615	—	—	615
Total available-for-sale securities	21,183	66,848	—	—	88,031
Trading assets:
Debt instruments	2,268	3,007	—	—	5,275
Equity instruments	5,781	—	—	—	5,781
Derivative assets not designated as hedging:
Interest rate	2	833	—	(835)	—
Foreign exchange	—	10,559	—	(7,698)	2,861
Equity and other contracts	6	137	—	(79)	64
Total derivative assets not designated as hedging	8	11,529	—	(8,612)	2,925
Total trading assets	8,057	14,536	—	(8,612)	13,981
Other assets:
Derivative assets designated as hedging:
Interest rate	—	326	—	—	326
Foreign exchange	—	455	—	—	455
Total derivative assets designated as hedging	—	781	—	—	781
Other assets (c)	532	686	—	—	1,218
Total other assets	532	1,467	—	—	1,999
Assets measured at NAV (c)					152
Total assets	$29,772	$82,851	$—	$(8,612)	$104,163
Percentage of total assets prior to netting	26%	74%	—%

Liabilities:
Trading liabilities:
Debt instruments	$1,931	$18	$—	$—	$1,949
Equity instruments	52	—	—	—	52
Derivative liabilities not designated as hedging:
Interest rate	9	1,201	—	(475)	735
Foreign exchange	—	10,636	—	(8,533)	2,103
Equity and other contracts	—	51	—	(25)	26
Total derivative liabilities not designated as hedging	9	11,888	—	(9,033)	2,864
Total trading liabilities	1,992	11,906	—	(9,033)	4,865
Other liabilities:
Derivative liabilities designated as hedging:
Foreign exchange	—	12	—	—	12
Total derivative liabilities designated as hedging	—	12	—	—	12
Other liabilities	400	10	—	—	410
Total other liabilities	400	22	—	—	422
Total liabilities	$2,392	$11,928	$—	$(9,033)	$5,287
Percentage of total liabilities prior to netting	17%	83%	—%
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
(b)    Includes supranational securities.
(c)    Includes seed capital, private equity investments and other assets.

188 BNY

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2023					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Assets:
Available-for-sale securities:
Non-U.S. government (b)	$2,439	$15,943	$—	$—	$18,382
U.S. Treasury	16,604	—	—	—	16,604
Agency RMBS	—	13,111	—	—	13,111
Agency commercial MBS	—	7,729	—	—	7,729
Foreign covered bonds	—	6,334	—	—	6,334
CLOs	—	6,137	—	—	6,137
Non-agency commercial MBS	—	2,935	—	—	2,935
U.S. government agencies	—	2,901	—	—	2,901
Non-agency RMBS	—	1,740	—	—	1,740
Other ABS	—	943	—	—	943
Other debt securities	—	1	—	—	1
Total available-for-sale securities	19,043	57,774	—	—	76,817
Trading assets:
Debt instruments	1,246	2,255	—	—	3,501
Equity instruments	4,518	—	—	—	4,518
Derivative assets not designated as hedging:
Interest rate	7	1,053	—	(751)	309
Foreign exchange	—	9,227	—	(7,498)	1,729
Equity and other contracts	—	8	—	(7)	1
Total derivative assets not designated as hedging	7	10,288	—	(8,256)	2,039
Total trading assets	5,771	12,543	—	(8,256)	10,058
Other assets:
Derivative assets designated as hedging:
Interest rate	—	214	—	—	214
Foreign exchange	—	22	—	—	22
Total derivative assets designated as hedging	—	236	—	—	236
Other assets (c)	486	386	—	—	872
Total other assets	486	622	—	—	1,108
Assets measured at NAV (c)					153
Total assets	$25,300	$70,939	$—	$(8,256)	$88,136
Percentage of total assets prior to netting	26%	74%	—%

Liabilities:
Trading liabilities:
Debt instruments	$2,508	$12	$—	$—	$2,520
Equity instruments	23	—	—	—	23
Derivative liabilities not designated as hedging:
Interest rate	8	1,339	—	(635)	712
Foreign exchange	—	9,282	—	(6,341)	2,941
Equity and other contracts	9	135	—	(114)	30
Total derivative liabilities not designated as hedging	17	10,756	—	(7,090)	3,683
Total trading liabilities	2,548	10,768	—	(7,090)	6,226
Other liabilities:
Derivative liabilities designated as hedging:
Foreign exchange	—	173	—	—	173
Total derivative liabilities designated as hedging	—	173	—	—	173
Other liabilities	—	22	—	—	22
Total other liabilities	—	195	—	—	195
Total liabilities	$2,548	$10,963	$—	$(7,090)	$6,421
Percentage of total liabilities prior to netting	19%	81%	—%
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
(b)    Includes supranational securities.
(c)    Includes seed capital, private equity investments and other assets.

BNY 189

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2024						Dec. 31, 2023
	Total carrying value (b)	Ratings (a)					Total carrying value (b)	Ratings (a)
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
(dollars in millions)
Non-agency RMBS, originated in:
2008-2024	$1,453	98%	2%	—%	—%	—%	$1,487	100%	—%	—%	—%	—%
2007 and earlier	25	—	100	—	—	—	253	5	13	1	40	41
Total non-agency RMBS	$1,478	98%	2%	—%	—%	—%	$1,740	86%	2%	—%	6%	6%
Non-agency commercial MBS originated in:
2009-2023	$2,487	100%	—%	—%	—%	—%	$2,935	100%	—%	—%	—%	—%
Foreign covered bonds:
Canada	$2,113	100%	—%	—%	—%	—%	$2,473	100%	—%	—%	—%	—%
UK	911	100	—	—	—	—	1,035	100	—	—	—	—
Germany	598	100	—	—	—	—	664	100	—	—	—	—
Australia	574	100	—	—	—	—	689	100	—	—	—	—
Other	2,872	100	—	—	—	—	1,473	100	—	—	—	—
Total foreign covered bonds	$7,068	100%	—%	—%	—%	—%	$6,334	100%	—%	—%	—%	—%
Non-U.S. government:
UK	$3,383	100%	—%	—%	—%	—%	$1,316	100%	—%	—%	—%	—%
Germany	2,308	100	—	—	—	—	2,658	100	—	—	—	—
France	1,732	100	—	—	—	—	1,562	100	—	—	—	—
Canada	1,463	100	—	—	—	—	1,336	95	5	—	—	—
Belgium	728	100	—	—	—	—	511	100	—	—	—	—
Netherlands	705	100	—	—	—	—	334	100	—	—	—	—
Spain	617	—	2	98	—	—	293	—	17	83	—	—
Finland	527	100	—	—	—	—	282	100	—	—	—	—
Japan	377	—	100	—	—	—	410	—	100	—	—	—
Other (c)	1,924	74	15	4	7	—	2,024	80	2	11	7	—
Supranational	10,983	100	—	—	—	—	7,656	100	—	—	—	—
Total non-U.S. government	$24,747	94%	3%	3%	—%	—%	$18,382	94%	3%	2%	1%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    At Dec. 31, 2024 and Dec. 31, 2023, non-U.S. government securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(c)    Includes non-investment grade non-U.S. government securities related to Brazil of $135 million at Dec. 31, 2024 and $140 million at Dec. 31, 2023.

Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to the fair value of our assets, liabilities and unfunded lending-related commitments, although they are not measured at fair value on an ongoing basis. The following table presents the carrying value as of Dec. 31, 2024 and Dec. 31, 2023 of financial instruments for which nonrecurring adjustments to fair value have been recorded during 2024 and/or 2023 and all non-readily marketable equity securities carried at cost with upward or downward adjustments by balance sheet caption and level in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2024				Dec. 31, 2023
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$25	$—	$25	$—	$28	$—	$28
Other assets (b)	—	414	—	414	—	481	—	481
Total assets at fair value on a nonrecurring basis	$—	$439	$—	$439	$—	$509	$—	$509
(a)    The fair value of these loans decreased $1 million in 2024 and $3 million in 2023, based on the fair value of the underlying collateral, as required by guidance in ASC 326, Financial Instruments – Credit Losses, with an offset to the allowance for credit losses.
(b)    Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

190 BNY

Notes to Consolidated Financial Statements (continued)

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2024 and Dec. 31, 2023, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$89,546	$—	$89,546	$89,546
Interest-bearing deposits with banks	—	9,617	—	9,617	9,612
Federal funds sold and securities purchased under resale agreements	—	41,146	—	41,146	41,146
Securities held-to-maturity	10,016	34,004	—	44,020	48,596
Loans (a)	—	69,738	—	69,738	70,673
Other financial assets	4,178	2,271	—	6,449	6,449
Total	$14,194	$246,322	$—	$260,516	$266,022
Liabilities:
Noninterest-bearing deposits	$—	$58,267	$—	$58,267	$58,267
Interest-bearing deposits	—	226,799	—	226,799	231,257
Federal funds purchased and securities sold under repurchase agreements	—	14,064	—	14,064	14,064
Payables to customers and broker-dealers	—	20,073	—	20,073	20,073
Commercial paper	—	301	—	301	301
Borrowings	—	941	—	941	941
Long-term debt	—	30,351	—	30,351	30,854
Total	$—	$350,796	$—	$350,796	$355,757
(a)    Does not include the leasing portfolio.

Summary of financial instruments	Dec. 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$111,550	$—	$111,550	$111,550
Interest-bearing deposits with banks	—	12,134	—	12,134	12,139
Federal funds sold and securities purchased under resale agreements	—	28,900	—	28,900	28,900
Securities held-to-maturity	9,545	35,166	—	44,711	49,578
Loans (a)	—	65,026	—	65,026	65,977
Other financial assets	4,922	2,149	—	7,071	7,071
Total	$14,467	$254,925	$—	$269,392	$275,215
Liabilities:
Noninterest-bearing deposits	$—	$58,274	$—	$58,274	$58,274
Interest-bearing deposits	—	221,463	—	221,463	225,395
Federal funds purchased and securities sold under repurchase agreements	—	14,507	—	14,507	14,507
Payables to customers and broker-dealers	—	18,395	—	18,395	18,395
Borrowings	—	1,274	—	1,274	1,274
Long-term debt	—	30,596	—	30,596	31,257
Total	$—	$344,509	$—	$344,509	$349,102
(a)    Does not include the leasing portfolio.

BNY 191

Notes to Consolidated Financial Statements (continued)

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

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2024	2023
Assets of consolidated investment management funds:
Trading assets	$846	$510
Other assets	45	16
Total assets of consolidated investment management funds	$891	$526
Liabilities of consolidated investment management funds:
Other liabilities	$5	$1
Total liabilities of consolidated investment management funds	$5	$1

The assets and liabilities of the consolidated investment management funds are included in other assets and other liabilities, respectively, on the consolidated balance sheet. We value the assets and liabilities of consolidated investment management funds using quoted prices for identical assets or liabilities in active markets or observable inputs such as quoted prices for similar assets or liabilities. Quoted prices for either identical or similar assets or liabilities in inactive markets may also be used. Accordingly, fair value best reflects the interests BNY holds in the economic performance of the consolidated investment management funds. Changes in the fair value of the assets and liabilities are recorded as income (loss) from consolidated investment management funds, which is included in investment and other revenue in the consolidated income statement.

We elected the fair value option on subordinated notes associated with certain equity investments. The fair value of these subordinated notes was $26 million at Dec. 31, 2024 and $4 million at Dec. 31, 2023, and are included in other assets on the consolidated balance sheet. The subordinated notes were valued using observable market inputs and included in Level 2 of the valuation hierarchy.

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31, 2024	Dec. 31, 2023
(in millions)
Lending commitments	$52,581	$46,518
Standby letters of credit (“SBLC”) (a)	1,641	1,816
Commercial letters of credit	24	41
Securities lending indemnifications (b)(c)	544,601	492,739
(a)Net of participations totaling $192 million at Dec. 31, 2024 and $163 million at Dec. 31, 2023.
(b)Excludes the indemnification for securities for which BNY acts as an agent on behalf of CIBC Mellon clients, which totaled $60 billion at Dec. 31, 2024 and $59 billion at Dec. 31, 2023.
(c)Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $59 billion at Dec. 31, 2024 and $45 billion at Dec. 31, 2023.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount

192 BNY

Notes to Consolidated Financial Statements (continued)

does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $32.7 billion in less than one year, $19.4 billion in one to five years and $440 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $173 million at Dec. 31, 2024 and $158 million at Dec. 31, 2023. At Dec. 31, 2024, $1.3 billion of the SBLCs will expire within one year and $298 million in one to five years. No SBLCs expire in over five years.

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

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31, 2024	Dec. 31, 2023

Investment grade	67%	74%
Non-investment grade	33%	26%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $24 million at Dec. 31, 2024 and $41 million at Dec. 31, 2023.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any. The allowance for lending-related commitments was $72 million at Dec. 31, 2024 and $87 million at Dec. 31, 2023.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $574 billion at Dec. 31, 2024 and $518 billion at Dec. 31, 2023.

CIBC Mellon, a joint venture between BNY and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities.  CIBC Mellon, BNY and CIBC jointly and severally indemnify securities lenders against specific types of borrower default. At Dec. 31, 2024 and Dec. 31, 2023, $60 billion and $59 billion, respectively, of borrowings at CIBC Mellon, for which BNY acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $64 billion and $62 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY receives cash from and provides securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY advances

BNY 193

Notes to Consolidated Financial Statements (continued)

cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on the settlement date. At Dec. 31, 2024, we had no unsettled repurchase agreements and $96.1 billion of unsettled reverse repurchase agreements. At Dec. 31, 2023, we had no unsettled repurchase agreements and $77.9 billion of unsettled reverse repurchase agreements.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2024. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2024
	Loans	Unfunded commitments	Total exposure
Securities industry	$2.3	$20.3	$22.6
Banks	8.9	1.4	10.3
Asset managers	1.8	8.4	10.2
Insurance	—	4.2	4.2
Government	—	0.4	0.4
Other	0.2	0.5	0.7
Total	$13.2	$35.2	$48.4

Commercial portfolio exposure (in billions)	Dec. 31, 2024
	Loans	Unfunded commitments	Total exposure
Energy and utilities	$0.2	$4.1	$4.3
Services and other	0.7	3.5	4.2
Manufacturing	0.5	3.5	4.0
Media and telecom	—	0.8	0.8
Total	$1.4	$11.9	$13.3

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Sponsored member repo program

BNY is a sponsoring member in the Fixed Income Clearing Corporation (“FICC”) sponsored member program, where we submit eligible repurchase and reverse repurchase transactions in U.S. Treasury and agency securities (“Sponsored Member Transactions”) between BNY and our sponsored member clients for novation and clearing through FICC pursuant to the FICC Government Securities Division rulebook (the “FICC Rules”). We also guarantee to FICC the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC Rules in connection with such clients’ Sponsored Member Transactions. We minimize our credit exposure under this guaranty by obtaining a security interest in our sponsored member clients’ collateral and rights under Sponsored Member Transactions. See “Offsetting assets and liabilities” in Note 23 for additional information on our repurchase and reverse repurchase agreements.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2024 and Dec. 31, 2023, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing or settlement exchange (of which we are a member) would become insolvent is remote. Additionally,

194 BNY

Notes to Consolidated Financial Statements (continued)

certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2024 and Dec. 31, 2023, we did not record any material liabilities under these arrangements.

Legal proceedings

In the ordinary course of business, The Bank of New York Mellon Corporation and its subsidiaries are routinely named as defendants in or made parties to pending and potential legal actions. We also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal). Claims for significant monetary damages are often asserted in many of these legal actions, while claims for disgorgement, restitution, penalties and/or other remedial actions or sanctions may be sought in governmental and regulatory matters. It is inherently difficult to predict the eventual outcomes of such matters given their complexity and the particular facts and circumstances at issue in each of these matters. However, on the basis of our current knowledge and understanding, we do not believe that judgments, settlements or orders, if any, arising from these matters (either individually or in the aggregate, after giving effect to applicable reserves and insurance coverage) will have a material adverse effect on the consolidated financial position or liquidity of BNY, although they could have a material effect on our results of operations in a given period.

In view of the inherent unpredictability of outcomes in litigation and regulatory matters, particularly where (i) the damages sought are substantial or indeterminate, (ii) the proceedings are in the early stages, or (iii) the matters involve novel legal theories or a large number of parties, as a matter of course there is considerable uncertainty surrounding the timing or ultimate resolution of litigation and regulatory matters, including a possible eventual loss, fine, penalty or business impact, if any, associated with each such matter. In accordance with applicable accounting guidance, we establish accruals for litigation and regulatory matters when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable. In such cases, there may be a possible exposure to loss in excess of any amounts accrued. We regularly monitor such matters for developments that could affect the amount of the accrual, and will adjust the accrual amount as appropriate. If the loss contingency in question is not both probable and reasonably estimable, we do not establish an accrual and the matter continues to be monitored for any developments that would make the loss contingency both probable and reasonably estimable. We believe that our accruals for legal proceedings are appropriate and, in the aggregate, are not material to the consolidated financial position of BNY, although future accruals could have a material effect on the results of operations in a given period. In addition, if we have the potential to recover a portion of an estimated loss from a third party, we record a receivable up to the amount of the accrual that is probable of recovery.

For certain of those matters described here for which a loss contingency may, in the future, be reasonably possible (whether in excess of a related accrued liability or where there is no accrued liability), BNY is currently unable to estimate a range of reasonably possible loss. For those matters described here where BNY is able to estimate a reasonably possible loss, the aggregate range of such reasonably possible loss is up to $690 million in excess of the accrued liability (if any) related to those matters. For matters where a reasonably possible loss is denominated in a foreign currency, our estimate is adjusted quarterly based on prevailing exchange rates. We do not consider potential recoveries when estimating reasonably possible losses.

The following describes certain judicial, regulatory and arbitration proceedings involving BNY:

Mortgage-Securitization Trusts Proceedings
BNY has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Two actions commenced in December 2015 and February 2017 are pending in New York federal court. In New York state court, five actions are pending: two related cases commenced in September 2021 and October 2022; and three related cases commenced in October 2021, December 2021 and February 2022.

BNY 195

Notes to Consolidated Financial Statements (continued)

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank, also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing LLC: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. On Nov. 5, 2021, the court dismissed the class action filed in New Jersey. Both matters have concluded. Three lawsuits remain against Pershing LLC in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing LLC, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing LLC. On Nov. 12, 2021, the court dismissed the class action against The Bank of New York Mellon; on Dec. 15, 2022, an appeals court reversed the dismissal and returned the case to the trial court for further proceedings. On June 28, 2024, an unincorporated association that claims to represent the interests of Stanford investors filed a lawsuit in New Jersey federal court against The Bank of New York Mellon, making the same allegations as prior cases. All of the cases that have been brought in federal court have been consolidated in Texas federal court for discovery purposes. Various alleged Stanford CD purchasers asserted similar claims in Financial Industry Regulatory Authority, Inc. (“FINRA”) arbitration proceedings.

Brazilian Postalis Litigation
BNY Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP appealed. On Aug. 4, 2021, the appellate court overturned the dismissal and sent the lawsuit to a state lower court. On March 2, 2023, DTVM appealed the August 4 decision to Brazil’s Superior Court of Justice. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On May 20, 2021, the court in one of those lawsuits entered a judgment of approximately $3 million against DTVM and Ativos. DTVM appealed and, on June 7, 2022, the appellate court partially granted and partially denied the appeal, reducing the judgment to approximately $2 million. On July 13, 2023, DTVM and Ativos filed a further appeal to Brazil’s Superior Court of Justice, which was denied on Sept. 20, 2024. DTVM and Ativos further appealed, but their appeal was denied on Dec. 3, 2024. On Aug. 24, 2022, the court dismissed one of the other lawsuits. Postalis appealed that decision, but Postalis’s appeal was denied on Oct. 24, 2023. Postalis further appealed; that further appeal was denied on Oct. 22, 2024. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Alocação de Patrimônio Ltda. (“Alocação de Patrimônio”), an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice. On Aug. 4, 2021, the appellate

196 BNY

Notes to Consolidated Financial Statements (continued)

court overturned the dismissal and returned the lawsuit to the lower court. DTVM appealed, but that appeal was denied on Aug. 21, 2023. In addition, the Tribunal de Contas da União (“TCU”), an administrative tribunal, has initiated proceedings with the purpose of determining liability for losses to four investment funds administered by DTVM in which Postalis was an investor. On Sept. 9, 2020, TCU rendered a decision in one of the proceedings, finding DTVM and two former Postalis directors jointly and severally liable for approximately $50 million. TCU also imposed on DTVM a fine of approximately $2 million. DTVM’s administrative appeal of the decision was denied. On Feb. 25, 2022, DTVM filed a lawsuit in Brazil federal court in Brasilia seeking annulment of TCU’s decision and an injunction preventing TCU from enforcing the judgment. On Aug. 24, 2022, the Brazilian Federal Attorneys filed an action in Rio de Janeiro court seeking to enforce the fine portion of the judgment. On Nov. 8, 2022, the Brasilia federal court in the annulment action granted DTVM’s request for an injunction, suspending the Sept. 9, 2020, TCU decision until the annulment action is decided. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On March 26, 2021, DTVM and Ativos filed a lawsuit in São Paulo challenging the Arbitration Court’s jurisdiction over the case. On Feb. 24, 2023, the São Paulo court annulled the Arbitration Court’s decision that it had jurisdiction, and Postalis and the other pension fund appealed. On April 8, 2024, the appellate court reversed the São Paulo court’s decision and found that the Arbitration Court did have jurisdiction. DTVM and Ativos appealed; that appeal was denied on April 8, 2024. DTVM and Ativos have further appealed. The arbitration continues during the further appeal. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Alocação de Patrimônio, alleging liability for losses in another fund for which DTVM was administrator and Alocação de Patrimônio and Ativos were managers. On May 9, 2022, the court found DTVM and Alocação de Patrimônio jointly and severally liable for approximately $20 million. On Aug. 12, 2022, DTVM and Alocação de Patrimônio appealed the decision. On April 30, 2024, the appeals court reversed the finding against DTVM and Alocação de Patrimônio. Postalis appealed that reversal and, on Oct. 3, 2024, its appeal was denied. Postalis has filed a further appeal. On June 19, 2020, a lawsuit was filed in federal court in Rio de Janeiro against DTVM, Postalis, and various other defendants alleging liability against DTVM for certain Postalis losses in an investment fund of which DTVM was administrator. On Feb. 10, 2021, Postalis and another pension fund served DTVM in a lawsuit filed in Rio de Janeiro, alleging liability for losses in another investment fund for which DTVM was administrator and the other defendant was manager.

Brazilian Silverado Litigation
DTVM acts as administrator for the Fundo de Investimento em Direitos Creditórios Multisetorial Silverado Maximum (“Silverado Maximum Fund”), which invests in commercial credit receivables. On June 2, 2016, the Silverado Maximum Fund sued DTVM in its capacity as administrator, along with Deutsche Bank S.A. - Banco Alemão in its capacity as custodian and Silverado Gestão e Investimentos Ltda. in its capacity as investment manager. The Fund alleges that each of the defendants failed to fulfill its respective duty, and caused losses to the Fund for which the defendants are jointly and severally liable. On March 21, 2024, the São Paulo court issued a decision finding DTVM, Deutsche Bank and Silverado Gestão e Investimentos jointly liable for losses to the Fund in an amount to be determined during a later calculation phase. On Sept. 12, 2024, DTVM filed an appeal.

German Tax Matters
German authorities are investigating past “cum/ex” trading, which involved the purchase of equity securities on or shortly before the dividend date, but settled after that date, potentially resulting in an unwarranted refund of withholding tax. German authorities have taken the view that past cum/ex trading may have resulted in tax avoidance or evasion. European subsidiaries of BNY have been informed by German authorities about investigations into potential cum/ex trading by certain third-party investment funds, where one of the subsidiaries had acquired entities that served as depositary and/or fund manager for those third-party investment funds. We have received information requests from the authorities relating to pre-acquisition activity and are cooperating fully with those requests. In August 2019, the District Court of Bonn ordered that one of these subsidiaries be joined as a secondary party in connection with the prosecution of unrelated individual defendants. Trial commenced in September 2019. In March 2020, the court stated that

BNY 197

Notes to Consolidated Financial Statements (continued)

it would refrain from taking action against the subsidiary in order to expedite the conclusion of the trial. The court convicted the unrelated individual defendants, and determined that the cum/ex trading activities of the relevant third-party investment funds were unlawful. In November and December 2020 and February 2023, we received secondary liability notices from the German tax authorities totaling approximately $150 million (at then-prevailing exchange rates) related to pre-acquisition activity in various funds for which the entities we acquired were depositary and/or fund manager. We have appealed the notices. In connection with the acquisition of the subject entities, we obtained an indemnity for liabilities from the sellers that we intend to pursue as necessary.

Off-Channel Business-Related Communications
The Company has been responding to requests for information from the SEC and the Commodity Futures Trading Commission concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC and CFTC have been conducting similar inquiries into recordkeeping practices at other financial institutions. On Aug. 14, 2024, the SEC issued an order under which the Company agreed to pay a $40 million penalty and to certain undertakings to resolve the SEC matter. The fine has been paid, and the Company is complying with the other settlement terms. The Company continues to cooperate with the CFTC’s inquiry.

Pershing LLC Rule 15c3-3 Matter
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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2024.

Hedging derivatives

We utilize interest rate swap agreements, including forward starting swaps, to manage our exposure to interest rate fluctuations. We enter into fair value hedges as an interest rate risk management strategy to reduce fair value variability by converting certain fixed rate interest payments associated with available-for-sale securities, loans and long-term debt to floating interest rates. We also utilize interest rate swaps and forward exchange contracts as cash flow hedges to manage our exposure to interest rate and foreign exchange rate changes. In designating interest rate swaps as hedges, we utilize both partial-term and full-term hedge strategies.

The available-for-sale securities hedged consist of U.S. Treasury, agency and non-agency commercial MBS, agency and non-agency RMBS, non-U.S. government and foreign covered bonds. At Dec. 31, 2024, $36.9 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $36.9 billion.

At Dec. 31, 2024, $1.4 billion of interest rate swaps was designated as portfolio layer method fair value hedges of loans against a closed portfolio of fixed rate loans of $3.2 billion, essentially converting $1.4 billion of such fixed rate loans to a floating rate.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years. In fair value hedging relationships, fixed rate debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2024, $28.5 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $28.5 billion.

198 BNY

Notes to Consolidated Financial Statements (continued)

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 15 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as the Indian rupee, Polish zloty, Hong Kong dollar, Singapore dollar, British pound and euro used in revenue and expense transactions for entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2024, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $765 million (notional), with a pre-tax loss of $4 million recorded in accumulated OCI. Over the next 12 months, a loss of $6 million will be reclassified into earnings.

From time-to-time, we have utilized forward foreign exchange contracts as fair value hedges of the foreign exchange risk associated with available-for-sale securities. Forward points are designated as an excluded component and amortized into earnings over the hedge period. At Dec. 31, 2024, there were no remaining foreign exchange contracts.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than one year. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2024, forward foreign exchange contracts with notional amounts totaling $11.3 billion were designated as net investment hedges.

From time-to-time, we also designate non-derivative financial instruments as hedges of our net investments in foreign subsidiaries. At Dec. 31, 2024, there were no non-derivative financial instruments hedging our net investments in foreign subsidiaries.

The following table presents the pre-tax gains (losses) related to our fair value and cash flow hedging activities recognized in the consolidated income statement.

Income statement impact of fair value and cash flow hedges
(in millions)	Location of gains (losses)	2024	2023	2022
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest income	$311	$(631)	$3,530
Hedged item	Interest income	(311)	629	(3,517)
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	(218)	366	(1,441)
Hedged item	Interest expense	218	(365)	1,438
Foreign exchange fair value hedges of available-for-sale securities
Derivative (a)	Foreign exchange revenue	—	—	(2)
Hedged item	Foreign exchange revenue	—	—	4
Interest rate fair value hedges of loans
Derivative	Interest income	7	—	—
Hedged item	Interest income	(7)	—	—
Cash flow hedges of forecasted FX exposures
Gain (loss) reclassified from OCI into income	Staff expense	5	—	(9)
Gain (loss) reclassified from OCI into income	Investment and other revenue	2	(2)	1
Gain (loss) recognized in the consolidated income statement due to fair value and cash flow hedging relationships		$7	$(3)	$4
(a)    There was no amortization associated with the excluded component in 2024 or 2023. Includes gains of $1 million in 2022 associated with the amortization of the excluded component.

BNY 199

Notes to Consolidated Financial Statements (continued)

The following table presents the impact of hedging derivatives used in net investment hedging relationships.

Impact of derivative instruments used in net investment hedging relationships
(in millions)
Derivatives in net investment hedging relationships	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income	Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
	2024	2023	2022		2024	2023	2022
FX contracts	$684	$(285)	$631	Net interest income	$—	$—	$—

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

(in millions)	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Available-for-sale securities (b)	$40,751	$29,941	$(1,650)	$(1,767)
Loans (c)	$3,162	$—	$(7)	$—
Long-term debt	$27,458	$21,854	$(1,042)	$(846)
(a)    Includes $474 million and $434 million of basis adjustment decreases on discontinued hedges associated with available-for-sale securities at Dec. 31, 2024 and Dec. 31, 2023, respectively, and $5 million and $26 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2024 and Dec. 31, 2023, respectively.
(b)    At Dec. 31, 2024 and Dec. 31, 2023, the amortized cost of the available-for-sale securities included in closed portfolios subject to portfolio layer method hedging was $12.1 billion and $2.0 billion, respectively, of which the notional amount hedged was $6.2 billion and $1.0 billion, respectively. The cumulative basis adjustments for active hedging relationships associated with such hedges as of Dec. 31, 2024 and Dec. 31, 2023 were a decrease of $92 million and an increase of $24 million, respectively.
(c)    At Dec. 31, 2024, loans included in closed portfolios subject to portfolio layer method hedging were $3.2 billion, of which $1.4 billion was designated as hedged. The cumulative basis adjustment for active hedging relationships associated with such hedges as of Dec. 31, 2024 was a decrease of $7 million.

The following table summarizes the notional amount and carrying values of our total derivatives portfolio.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
(in millions)
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$66,805	$52,808	$326	$214	$—	$—
Foreign exchange contracts	12,048	11,099	455	22	12	173
Total derivatives designated as hedging instruments			$781	$236	$12	$173
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$169,523	$155,535	$835	$1,060	$1,210	$1,347
Foreign exchange contracts	919,690	944,241	10,559	9,227	10,636	9,282
Equity contracts	5,321	3,886	143	8	34	138
Credit contracts	324	220	—	—	17	6
Total derivatives not designated as hedging instruments			$11,537	$10,295	$11,897	$10,773
Total derivatives fair value (d)			$12,318	$10,531	$11,909	$10,946
Effect of master netting agreements (e)			(8,612)	(8,256)	(9,033)	(7,090)
Fair value after effect of master netting agreements			$3,706	$2,275	$2,876	$3,856
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
(e)    Effect of master netting agreements includes cash collateral received and paid of $1,953 million and $2,374 million, respectively, at Dec. 31, 2024, and $2,353 million and $1,187 million, respectively, at Dec. 31, 2023.

200 BNY

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

The following table presents our foreign exchange revenue and other trading revenue.

Foreign exchange revenue and other trading revenue	Year ended Dec. 31,
(in millions)	2024	2023	2022
Foreign exchange revenue	$688	$631	$822
Other trading revenue	314	231	149

Foreign exchange revenue includes income from purchasing and selling foreign currencies, currency forwards, futures and options, as well as foreign currency remeasurement. Other trading revenue reflects results from trading in cash instruments, including fixed income and equity securities, and trading and economic hedging activity with non-foreign exchange derivatives.

We also use derivative financial instruments as risk-mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement and were gains of $18 million in 2024 and $22 million in 2023 and a loss of $43 million in 2022.

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

BNY 201

Notes to Consolidated Financial Statements (continued)

collateral or the right to terminate the contracts in a net liability position.

The following table shows the aggregate fair value of OTC derivative contracts in net liability positions that contained credit risk-contingent features and the value of collateral that has been posted.

	Dec. 31, 2024	Dec. 31, 2023
(in millions)
Aggregate fair value of OTC derivatives in net liability positions (a)	$2,163	$1,003
Collateral posted	$1,940	$1,001
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

Potential close-out exposures (fair value) (a)
	Dec. 31, 2024	Dec. 31, 2023
(in millions)
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$40	$115
Baa2/BBB	$646	$792
Ba1/BB+	$2,710	$1,920
(a)    The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.
(b)    Represents ratings by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2024 and Dec. 31, 2023, existing collateral arrangements would have required us to post additional collateral of $351 million and $235 million, respectively.

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2024				Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
	Gross assets recognized	Gross amounts offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$1,032	$835		$197	$46	$—	$151
Foreign exchange contracts	10,210	7,698		2,512	132	—	2,380
Equity and other contracts	131	79		52	—	—	52
Total derivatives subject to netting arrangements	11,373	8,612		2,761	178	—	2,583
Total derivatives not subject to netting arrangements	945	—		945	—	—	945
Total derivatives	12,318	8,612		3,706	178	—	3,528
Reverse repurchase agreements	252,941	228,386	(b)	24,555	24,523	1	31
Securities borrowing	18,144	1,553		16,591	15,777	—	814
Total	$283,403	$238,551		$44,852	$40,478	$1	$4,373
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

202 BNY

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative assets and financial assets at Dec. 31, 2023				Net assets recognized in the balance sheet	Gross amounts not offset in the balance sheet
	Gross assets recognized	Gross amounts offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral received	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$979	$751		$228	$60	$—	$168
Foreign exchange contracts	8,552	7,498		1,054	320	—	734
Equity and other contracts	7	7		—	—	—	—
Total derivatives subject to netting arrangements	9,538	8,256		1,282	380	—	902
Total derivatives not subject to netting arrangements	993	—		993	—	—	993
Total derivatives	10,531	8,256		2,275	380	—	1,895
Reverse repurchase agreements	169,092	150,667	(b)	18,425	18,422	—	3
Securities borrowing	10,475	—		10,475	10,011	—	464
Total	$190,098	$158,923		$31,175	$28,813	$—	$2,362
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

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2024				Net liabilities recognized in the balance sheet	Gross amounts not offset in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$875	$475		$400	$42	$—	$358
Foreign exchange contracts	9,938	8,533		1,405	208	—	1,197
Equity and other contracts	34	25		9	—	—	9
Total derivatives subject to netting arrangements	10,847	9,033		1,814	250	—	1,564
Total derivatives not subject to netting arrangements	1,062	—		1,062	—	—	1,062
Total derivatives	11,909	9,033		2,876	250	—	2,626
Repurchase agreements	239,957	228,386	(b)	11,571	11,556	2	13
Securities lending	4,046	1,553		2,493	2,277	—	216
Total	$255,912	$238,972		$16,940	$14,083	$2	$2,855
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

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2023				Net liabilities recognized in the balance sheet	Gross amounts not offset in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet
(in millions)			(a)		Financial instruments	Cash collateral pledged	Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$1,118	$635		$483	$78	$—	$405
Foreign exchange contracts	8,454	6,341		2,113	93	—	2,020
Equity and other contracts	128	114		14	—	—	14
Total derivatives subject to netting arrangements	9,700	7,090		2,610	171	—	2,439
Total derivatives not subject to netting arrangements	1,246	—		1,246	—	—	1,246
Total derivatives	10,946	7,090		3,856	171	—	3,685
Repurchase agreements	162,661	150,667	(b)	11,994	11,966	28	—
Securities lending	2,513	—		2,513	2,404	—	109
Total	$176,120	$157,757		$18,363	$14,541	$28	$3,794
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
BNY 203

Notes to Consolidated Financial Statements (continued)

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2024					Dec. 31, 2023
	Remaining contractual maturity				Total	Remaining contractual maturity				Total
(in millions)	Overnight and continuous	Up to 30 days	30-90 days	Over 90 days		Overnight and continuous	Up to 30 days	30-90 days	Over 90 days
Repurchase agreements:
U.S. Treasury	$187,227	$196	$739	$742	$188,904	$128,304	$15	$1,409	$510	$130,238
Agency RMBS	44,774	71	288	295	45,428	25,815	—	896	120	26,831
Corporate bonds	84	81	1,341	741	2,247	103	72	1,315	590	2,080
Sovereign debt/sovereign guaranteed	123	655	17	—	795	1,049	—	—	—	1,049
State and political subdivisions	37	14	414	302	767	37	38	449	257	781
Other debt securities	19	278	287	12	596	4	180	73	24	281
U.S. government agencies	131	—	64	115	310	44	—	61	32	137
Equity securities	—	4	592	314	910	—	10	1,172	82	1,264
Total	$232,395	$1,299	$3,742	$2,521	$239,957	$155,356	$315	$5,375	$1,615	$162,661
Securities lending:
Agency RMBS	$98	$—	$—	$—	$98	$111	$—	$—	$—	$111
Other debt securities	253	—	—	—	253	25	—	—	—	25
Equity securities	3,695	—	—	—	3,695	2,377	—	—	—	2,377
Total	$4,046	$—	$—	$—	$4,046	$2,513	$—	$—	$—	$2,513
Total secured borrowings	$236,441	$1,299	$3,742	$2,521	$244,003	$157,869	$315	$5,375	$1,615	$165,174

BNY’s repurchase agreements and securities lending transactions primarily encounter risk associated with liquidity. We are required to pledge collateral based on predetermined terms within the agreements. If we were to experience a decline in the fair value of the collateral pledged for these transactions, we could be required to provide additional collateral to the counterparty, therefore decreasing the amount of assets available for other liquidity needs that may arise. BNY also offers tri-party collateral agency services in the tri-party repo market where we are exposed to credit risk. In order to mitigate this risk, we require dealers to fully secure intraday credit.
Note 24–Business segments

We have an internal information system that produces performance data along product and service lines for our three principal business segments and the Other segment.

The primary products and services and types of revenue in each line of business and a description of the Other segment are presented below.

204 BNY

Notes to Consolidated Financial Statements (continued)

Securities Services business segment

Line of business	Primary products and services	Primary types of revenue
Asset Servicing	Custody, Trust & Depositary, accounting, ETF services, middle-office solutions, transfer agency, services for private equity and real estate funds, foreign exchange, securities lending, liquidity/lending services and data analytics	– Investment services fees (includes securities lending revenue) – Net interest income – Foreign exchange revenue – Financing-related fees

Issuer Services	Corporate Trust (trustee, paying agency, fiduciary, escrow and other financial services) and Depositary Receipts (issuer services and support for brokers and investors)	– Investment services fees – Net interest income – Foreign exchange revenue

Market and Wealth Services business segment

Line of business	Primary products and services	Primary types of revenue
Pershing	Clearing and custody, investment, wealth and retirement solutions, technology and enterprise data management, trading services and prime brokerage	– Investment services fees – Net interest income

Treasury Services	Integrated cash management solutions including payments, foreign exchange, liquidity management, receivables processing, payables management and trade finance	– Investment services fees – Net interest income – Foreign exchange revenue

Clearance and Collateral Management	Clearance (including U.S. government and global clearing services) and Global Collateral Management (including tri-party services)	– Investment services fees – Net interest income

Investment and Wealth Management business segment

Line of business	Primary products and services	Primary types of revenue
Investment Management	Diversified investment management strategies and distribution of investment products	– Investment management fees – Performance fees – Distribution and servicing fees

Wealth Management	Investment management, custody, wealth and estate planning, private banking services, investment services and information management	– Investment management fees – Net interest income

Other segment	Description	Primary types of revenue
	Includes leasing portfolio, corporate treasury activities including our securities portfolio, derivatives and other trading activity, corporate and bank-owned life insurance, tax credit investments and other corporate investments and certain business exits	– Foreign exchange revenue – Investment and other revenue – Other trading revenue – Net gain (loss) on securities – Net interest income (expense)

BNY 205

Notes to Consolidated Financial Statements (continued)

Business accounting principles

Our business segment data has been determined on an internal management basis of accounting, rather than GAAP, which is used for consolidated financial reporting. These measurement principles are designed so that reported results of the businesses will track their economic performance.

Our business segments are consistent with the structure used by the President and Chief Executive Officer, our Chief Operating Decision Maker (“CODM”), to make key operating decisions and assess performance. Our CODM evaluates the business segments’ operating performance primarily based on fee and other revenue, total revenue, income before income taxes, and pre-tax operating margin. The significant expense information regularly provided to and reviewed by the CODM is total noninterest expense. The CODM considers this information when evaluating the performance of each business segment and making decisions about allocating capital and other resources to each business segment.

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. In 2024, we made certain realignments of similar products and services within our lines of business. The largest change was the movement of Institutional Solutions from Pershing to Clearance and Collateral Management, both in the Market and Wealth Services business segment. We made other smaller changes that moved activity from Asset Servicing in the Securities Services business segment to Treasury Services in the Market and Wealth Services business segment, and from Wealth Management in the Investment and Wealth Management business segment and Pershing in the Market and Wealth Services business segment to Investment Management in the Investment and Wealth Management business segment. The Other segment was not impacted by the changes. Business segment results for the fiscal years 2023 and 2022 have been revised to reflect these changes.

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
•Net interest income is allocated to businesses based on the yields on the assets and liabilities generated by each business. We employ a funds transfer pricing system that matches funds with the specific assets and liabilities of each business based on their interest sensitivity and maturity characteristics.
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
•Severance expense is recorded in the segments based on the business or function the impacted employees reside, with severance expense related to corporate staff, technology and operations reflected in the Other segment.
•Litigation expense is generally recorded in the business in which the charge occurs.
•Management of the securities portfolio is a shared service contained in the Other segment. As a result, gains and losses associated with the

206 BNY

Notes to Consolidated Financial Statements (continued)

valuation of the securities portfolio are generally included in the Other segment.
•Client deposits serve as the primary funding source for our securities portfolio. We typically allocate all interest income to the businesses generating the deposits.
•Balance sheet assets and liabilities and their related income or expense are specifically assigned to each business. Segments with a net liability position have been allocated assets.
•Goodwill and intangible assets are reflected within individual businesses.

The following consolidating schedules present the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2024	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$6,448	$4,535	$3,213	(a)	$98	$14,294	(a)
Net interest income (expense)	2,468	1,729	176		(61)	4,312
Total revenue	8,916	6,264	3,389	(a)	37	18,606	(a)
Provision for credit losses	38	19	4		9	70
Noninterest expense	6,314	3,353	2,780		254	12,701
Income (loss) before income taxes	$2,564	$2,892	$605	(a)	$(226)	$5,835	(a)
Pre-tax operating margin (b)	29%	46%	18%		N/M	31%
Average assets	$196,740	$124,448	$26,385		$65,761	$413,334
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $13 million.
(b)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

For the year ended Dec. 31, 2023	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	(a)	Consolidated	(a)
(dollars in millions)
Total fee and other revenue	$6,029	$4,160	$2,987	(b)	$174		$13,350	(b)
Net interest income (expense)	2,569	1,710	168		(102)		4,345
Total revenue	8,598	5,870	3,155	(b)	72		17,695	(b)
Provision for credit losses	99	41	(4)		(17)		119
Noninterest expense	6,358	3,205	2,776		956		13,295
Income (loss) before income taxes	$2,141	$2,624	$383	(b)	$(867)		$4,281	(b)
Pre-tax operating margin (c)	25%	45%	12%		N/M		24%
Average assets	$197,434	$131,383	$26,714		$51,211		$406,742
(a)    The prior period was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.
(b)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $2 million.
(c)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

BNY 207

Notes to Consolidated Financial Statements (continued)

For the year ended Dec. 31, 2022	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	(a)	Consolidated	(a)
(dollars in millions)
Total fee and other revenue	$5,974	$3,889	$3,335	(b)	$(160)		$13,038	(b)
Net interest income (expense)	2,028	1,410	228		(162)		3,504
Total revenue (loss)	8,002	5,299	3,563	(b)	(322)		16,542	(b)
Provision for credit losses	8	7	1		23		39
Noninterest expense	6,281	2,936	3,515		278		13,010
Income (loss) before income taxes	$1,713	$2,356	$47	(b)	$(623)		$3,493	(b)
Pre-tax operating margin (c)	21%	44%	1%		N/M		21%
Average assets	$212,575	$138,249	$32,057		$43,806		$426,687
(a)    The prior period was restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.
(b)    Total fee and other revenue, total revenue and income before taxes are net of (loss) attributable to noncontrolling interests related to consolidated investment management funds of $(13) million.
(c)    Income before taxes divided by total revenue.
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
•Income from international operations is determined after internal allocations for interest income, taxes, expenses and provision for credit losses.
•Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

208 BNY

Notes to Consolidated Financial Statements (continued)

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other				Total
2024
	Total assets at period end (a)	$73,111	(b)	$8,665	$1,732	$83,508	$332,556		$416,064
	Total revenue	4,272	(b)	1,272	1,006	6,550	12,069		18,619
	Income before income taxes	1,664		710	645	3,019	2,829		5,848
	Net income	1,270		542	492	2,304	2,239		4,543
2023
	Total assets at period end (a)	$76,297	(b)	$9,617	$1,687	$87,601	$322,276	(c)	$409,877	(c)
	Total revenue	4,112	(b)	1,281	893	6,286	11,411	(c)	17,697	(c)
	Income before income taxes	1,367		707	569	2,643	1,640	(c)	4,283	(c)
	Net income	1,057		547	440	2,044	1,260	(c)	3,304	(c)
2022
	Total assets at period end (a)	$78,074	(b)	$11,623	$1,622	$91,319	$314,241	(c)	$405,560	(c)
	Total revenue	3,954	(b)	1,127	805	5,886	10,643	(c)	16,529	(c)
	Income before income taxes	1,164		572	481	2,217	1,263	(c)	3,480	(c)
	Net income	880		432	364	1,676	867	(c)	2,543	(c)
(a)    Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(b)    Includes assets of approximately $30.3 billion, $29.1 billion and $31.7 billion and revenue of approximately $2.7 billion, $2.4 billion and $2.2 billion in 2024, 2023 and 2022, respectively, of international operations domiciled in the UK, which is 7%, 7% and 8% of total assets and 14%, 14% and 13% of total revenue, respectively.
(c)    Results for the years ended Dec. 31, 2023 and Dec. 31, 2022 were restated to reflect the retrospective application of adopting new accounting guidance in 2024 related to our investments in renewable energy projects using the proportional amortization method (ASU 2023-02). See Note 2 for additional information.

Note 26–Supplemental information to the Consolidated Statement of Cash Flows

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2024	2023	2022
Transfers from loans to other assets for other real estate owned	$2	$2	$1
Change in assets of consolidated investment management funds	365	317	253
Change in liabilities of consolidated investment management funds	4	—	2
Change in nonredeemable noncontrolling interests of consolidated investment management funds	309	43	189
Securities purchased not settled	170	174	22
Securities matured not settled	—	1,840	385
Available-for-sale securities transferred to held-to-maturity	3,691	—	6,067
Premises and equipment/operating lease obligations	203	251	307
Contingent consideration and residual interests from divestiture	—	—	222
Excise tax on share repurchases	26	28	—

BNY 209

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025, expressed an unqualified opinion on the effectiveness of BNY’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of BNY’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to BNY in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

210 BNY

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

Quantitative component of BNY’s pooled allowance for credit losses for loans and lending-related commitments related to higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate

As discussed in Notes 1 and 5 to the consolidated financial statements, BNY’s allowance for credit losses for loans and lending-related commitments (ACL), is presented as a valuation allowance to loans and is recorded in other liabilities for lending-related commitments. At December 31, 2024, BNY had an allowance for loan losses of $294 million and an allowance for lending-related commitments of $72 million. BNY utilizes a quantitative methodology and qualitative framework for determining the ACL for loans and lending-related commitments that share similar risk characteristics (pooled allowance). In estimating the quantitative component, BNY uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The quantitative component of the ACL for loans and lending-related commitments consists of the following three elements: (1) a pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate; (2) a pooled allowance for residential mortgage loans; and (3) an asset-specific allowance involving individually evaluated credits of $1 million or greater. In estimating the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, BNY uses a methodology that applies the probability of default (PD) and loss given default (LGD) to the estimated facility amount at default. In order to capture the unique risks of the portfolios within the PD and LGD models, and the model used to estimate the facility amount at default, BNY segments the portfolio into major components based on risk characteristics of the loans and how risk is monitored. For each commercial and institutional credit, the expected loss considers the credit’s risk rating. For each loan secured by commercial real estate, the expected loss considers collateral specific data and loan maturity, as well as commercial real estate market factors by geographical region and property type. The methodology incorporates a multi-scenario macroeconomic forecast of economic input variables over a reasonable and supportable forecast period spanning the life of the asset. The reasonable and supportable forecast period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. A portion of the ACL is comprised of qualitative adjustments, based on various internal and external factors, intended to capture expected losses not reflected in the quantitative models but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, the macroeconomic forecast scenarios and weighting of each scenario used in the reasonable and supportable forecast, and credit risk ratings for commercial and institutional credits. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models as well as the macroeconomic

BNY 211

forecast assumptions. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY’s measurement of the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate, including controls related to the:

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
We evaluated BNY’s process to develop the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate by testing certain sources of data, factors, and assumptions that BNY used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
•evaluating the quantitative component of BNY’s pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate for compliance with U.S. generally accepted accounting principles
•evaluating judgments made by BNY relative to the development and performance monitoring of the PD and LGD models and macroeconomic forecasts by comparing them to relevant company-specific metrics and trends and the applicable industry and regulatory practices
•assessing the conceptual soundness and performance testing of the PD and LGD models and macroeconomic forecast methodology by inspecting the model documentation to determine whether they are suitable for their intended use
•testing the reasonable and supportable forecast period to evaluate the length of the period by comparing to specific portfolio risk characteristics and trends
•testing individual loan risk ratings for a selection of higher risk-rated and pass-rated commercial and institutional credits by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral.

212 BNY

We also assessed the sufficiency of the audit evidence obtained related to the quantitative component of the pooled allowance for higher risk-rated and pass-rated commercial and institutional credits and loans secured by commercial real estate by evaluating the:
•Cumulative results of the audit procedures
•Qualitative aspects of BNY’s accounting practices
•Potential bias in the accounting estimate.
Identification and measurement of accruals for litigation and regulatory contingencies

As discussed in Note 22 to the consolidated financial statements, BNY establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY has disclosed that for those matters described where BNY is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2024, is up to $690 million in excess of the accrued liability (if any) related to those matters.

We identified the assessment of the identification and measurement of BNY’s accruals for litigation and regulatory contingencies as a critical audit matter. Due to the measurement uncertainty, subjective and complex auditor judgment was required to evaluate the sufficiency of audit evidence obtained. Specifically, this assessment included the evaluation of the subjective estimates used to determine the range of possible exposure and the probability of the predicted outcome based on the particular facts and circumstances at issue in each of the matters.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY’s process to identify, evaluate and measure accruals for litigation and regulatory contingencies and the reasonably possible losses. We performed inquiries of BNY to gain an understanding of any asserted or unasserted litigation, claims and assessments, and significant changes in individual accruals for litigation and regulatory contingencies. We performed inquiries of BNY’s regulators and examined regulatory reports to gain an understanding of developments of regulatory activity and related matters that may result in the assessment of regulatory fines or penalties. We obtained and read letters received directly from BNY’s internal legal counsel and a selection of external legal counsel that identified and described BNY’s potential exposure to certain legal or regulatory proceedings. For cases that have settled, we performed back-testing analyses of BNY’s litigation and regulatory contingency accruals recorded compared to amounts paid. We assessed the accrual for litigation and regulatory contingencies and evaluated the cumulative results of the procedures performed to assess the sufficiency of audit evidence obtained. We also evaluated the information included within the disclosures.

Valuation of goodwill for the Investment Management reporting unit

As discussed in Notes 1 and 7 to the consolidated financial statements, the goodwill balance as of December 31, 2024, was $16.6 billion, of which $6.0 billion is allocated to the Investment Management reporting unit. BNY performs goodwill impairment testing on an annual basis and an interim test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value. This involves estimating the fair value of the reporting units using an income approach which discounts estimated future cash flows that incorporate various assumptions including a long-term growth rate.

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

BNY 213

to specific assumptions used in the valuation. Specifically, these assumptions included the discount rate and the long-term growth rate.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY’s determination of the discount rate and long-term growth rate assumptions for the Investment Management reporting unit.

We evaluated the reasonableness of BNY’s long-term growth rate for the Investment Management reporting unit, by comparing BNY’s growth rates within historical revenue forecasts to actual results to assess BNY’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•Assessing the reasonableness of the valuation approach including the discount rate and long-term growth rate assumptions used by BNY to calculate the fair value of the Investment Management reporting unit for compliance with U.S. generally accepted accounting principles
•Evaluating the discount rate by developing an independent range for the discount rate used in the valuation and comparing the inputs to the discount rate to publicly available data and assessing the resulting discount rate
•Testing the long-term growth rate by developing an independent assumption of the long-term growth rate and comparing the long-term growth rate to publicly available data.

/s/ KPMG LLP

We have served as BNY’s auditor since 2007.

New York, New York
February 27, 2025

214 BNY

Directors, Executive Committee and Other Executive Officers
Effective February 27, 2025

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Elizabeth E. Robinson
Chief Executive Officer and Board member,	Senior Advisor and member of the Investment	Retired Global Treasurer, The Goldman Sachs
Harbour Energy plc, a global independent oil and	Committee, Canapi Ventures, a venture capital	Group, Inc., a global financial services company
gas company	fund; and Advisor Emeritus, Hellman &
	Friedman LLC, a private equity firm	Rakefet Russak-Aminoach
Joseph J. Echevarria		Managing Partner, Team8, a venture group
Chair, The Bank of New York Mellon	K. Guru Gowrappan
Corporation	Former President, Viasat, Inc., a global satellite	Robin Vince
Retired Chief Executive Officer, Deloitte LLP,	communications company	President and Chief Executive Officer,
a global provider of professional services		The Bank of New York Mellon Corporation
Ralph Izzo
M. Amy Gilliland	Retired Chairman, President and Chief Executive	Alfred W. (Al) Zollar
President, General Dynamics Information	Officer, Public Service Enterprise Group	Retired Executive Partner, Siris Capital
Technology, a global technology and professional	Incorporated, a diversified energy holding	Group, LLC, a private equity firm
services company that is a business unit of	company
General Dynamics Corporation
Sandra E. (Sandie) O’Connor
Retired Chief Regulatory Affairs Officer,
JPMorgan Chase, a financial holding company

Executive Committee and Other Executive Officers

Jennifer Barker	Senthil Kumar *	Brian Ruane
Global Head of Treasury Services and	Chief Risk Officer	Global Head of Clearance and Collateral
Depositary Receipts		Management, Credit Services and Corporate Trust
Kurtis R. Kurimsky *
James T. Crowley	Corporate Controller	Leigh-Ann Russell
Global Head of BNY Pershing		Chief Information Officer and Global Head of
	J. Kevin McCarthy *	Engineering
Rajashree Datta	General Counsel
Deputy Chief Risk Officer		Akash Shah
	Dermot McDonogh *	Chief Growth Officer and Global Head of
Shannon Hobbs *	Chief Financial Officer	Growth Ventures
Chief People Officer
	Jose Minaya *	Robin Vince *
Hani Kablawi	Global Head of BNY Investments and Wealth	President and Chief Executive Officer
Head of International
	Alejandro Perez	Adam Vos
Catherine M. Keating *	Chief Administrative Officer	Global Head of Markets
Global Head of BNY Wealth
	Joseph Pizzuto	Cathinka Wahlstrom
Jayee Koffey *	Chief Auditor	Chief Commercial Officer
Global Head of Enterprise Execution and Chief
Corporate Affairs Officer	Emily Portney	Carolyn Weinberg
	Global Head of Asset Servicing	Chief Solutions Innovation Officer

*    Designated as an Executive Officer.

BNY 215

Performance Graph

Cumulative Total Shareholder Return (5 Years)
$250
$200
$150
$100
$50
$0
2019
2020
2021
2022
2023
2024
The Bank of New York Mellon Corporation
S&P 500 Financials Index
S&P 500 Index

Cumulative shareholder returns	Dec. 31,
(in dollars)	2019	2020	2021	2022	2023	2024
The Bank of New York Mellon Corporation	$100.0	$87.1	$122.4	$98.9	$117.2	$178.0
S&P 500 Financials Index (a)	100.0	98.3	132.8	118.8	133.2	173.9
S&P 500 Index (a)	100.0	118.4	152.4	124.8	157.6	197.0
(a)    Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2019 to Dec. 31, 2024. We utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index and the S&P 500 Index. The comparison assumes a $100 investment on Dec. 31, 2019 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index and in the S&P 500 Index and assumes that all dividends were reinvested.

216 BNY