Form 10-K, Exhibit 13
period 2025-12-31
Bank of New York Mellon Corp
filed 2026-02-25
CIK 1390777

Exhibit 13.1
FINANCIAL SECTION

THE BANK OF NEW YORK MELLON CORPORATION
2025 Annual Report

The Bank of New York Mellon Corporation (and its subsidiaries)
Financial Summary

(dollars in millions, except per share amounts and unless otherwise noted)	2025	2024	2023
Selected income statement information:
Fee and other revenue	$15,136	$14,307	$13,352
Net interest income	4,944	4,312	4,345
Total revenue	20,080	18,619	17,697
Provision for credit losses	(32)	70	119
Noninterest expense	13,054	12,701	13,295
Income before income taxes	7,058	5,848	4,283
Provision for income taxes	1,475	1,305	979
Net income	5,583	4,543	3,304
Net (income) attributable to noncontrolling interests related to consolidated investment management funds	(34)	(13)	(2)
Preferred stock dividends	(243)	(194)	(235)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$5,306	$4,336	$3,067
Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation:
Basic	$7.47	$5.84	$3.91
Diluted	$7.40	$5.80	$3.89
Average common shares and equivalents outstanding (in thousands):
Basic	710,177	742,588	784,069
Diluted	716,718	748,101	787,798
At Dec. 31
Assets under custody and/or administration (“AUC/A”) (in trillions) (a)	$59.3	$52.1	$47.8
Assets under management (“AUM”) (in trillions) (b)	2.2	2.0	2.0
Selected ratios:
Return on common shareholders’ equity	13.9%	11.9%	8.6%
Return on tangible common shareholders’ equity – Non-GAAP (c)	26.1	22.8	16.8
Pre-tax operating margin	35	31	24
Net interest margin	1.33	1.22	1.25
Cash dividends per common share	$2.00	$1.78	$1.58
Common dividend payout ratio	27%	31%	41%
Common dividend yield	1.7%	2.3%	3.0%
At Dec. 31
Closing stock price per common share	$116.09	$76.83	$52.05
Market capitalization	$79,897	$55,139	$39,524
Book value per common share	$57.36	$51.52	$47.97
Tangible book value per common share – Non-GAAP (c)	$31.64	$27.05	$25.25
Full-time employees (d)	48,100	51,800	53,400
Common shares outstanding (in thousands)	688,236	717,680	759,344
Regulatory capital ratios (e)
Common Equity Tier 1 (“CET1”) ratio	11.9%	11.2%	11.5%
Tier 1 capital ratio	14.6	13.7	14.2
Total capital ratio	15.4	14.8	14.9
Tier 1 leverage ratio	6.0	5.7	6.0
Supplementary leverage ratio (“SLR”)	6.7	6.5	7.3
(a)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon Trust Company (“CIBC Mellon”), a joint venture with the Canadian Imperial Bank of Commerce, of $2.2 trillion at Dec. 31, 2025, $1.8 trillion at Dec. 31, 2024 and $1.7 trillion at Dec. 31, 2023.
(b)    Represents assets managed in the Investment and Wealth Management business segment.
(c)    Return on tangible common shareholders’ equity and tangible book value per common share, both Non-GAAP measures, exclude goodwill and intangible assets, net of deferred tax liabilities. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.
(d)    Beginning in 2024, the number of full-time employees excludes interns.
(e)    For our CET1, Tier 1 and Total capital ratios, our effective capital ratios under U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches. For additional information on our regulatory capital ratios, see “Capital” beginning on page 38.
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

Certain business terms used in this Annual Report are defined under the heading Glossary and Acronyms.

This Annual Report generally discusses 2025 and 2024 items and comparisons between 2025 and 2024. Discussions of 2023 items and comparisons between 2024 and 2023 that are not included in this Annual Report can be found in our 2024 Annual Report, which was filed as an exhibit to our Form 10-K for the year ended Dec. 31, 2024.

Overview

BNY is a global financial services platforms company at the heart of the world’s capital markets. For more than 240 years BNY has partnered alongside clients, using its expertise and platforms to help them operate more efficiently and accelerate growth. Today BNY serves over 90% of Fortune 100 companies and nearly all the top 100 banks globally. BNY supports governments in funding local projects and works with over 90% of the top 100 pension plans to safeguard investments for millions of individuals. As of Dec. 31, 2025, BNY oversees $59.3 trillion in assets under custody and/or administration and $2.2 trillion in assets under management.

BNY is the corporate brand of The Bank of New York Mellon Corporation (NYSE: BK). Headquartered in New York City, BNY has been named among Fortune’s World’s Most Admired Companies and Fast Company’s Best Workplaces for Innovators. Additional information is available on
www.bny.com. Follow on LinkedIn or visit the BNY Newsroom for the latest company news.

BNY has three business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, which offer a comprehensive set of capabilities and deep expertise across the investment life cycle, enabling the Company to provide solutions to buy-side and sell-side market participants, as well as leading institutional and wealth management clients globally.

The diagram below presents our three business segments and lines of business, with the remaining operations in the Other segment.

The Bank of New York Mellon Corporation

Securities Services	Market and Wealth Services	Investment and Wealth Management

Asset Servicing	Pershing	Investment Management

Issuer Services	Payments and Trade (a)	Wealth Management

Clearance and Collateral Management

(a)    Formerly Treasury Services.

For additional information on our business segments, see “Review of business segments” and Note 23 of the Notes to Consolidated Financial Statements.

Summary of financial highlights

We reported net income applicable to common shareholders of $5.3 billion, or $7.40 per diluted common share, in 2025, including the net negative impact of notable items. Notable items in 2025 include disposal gains, severance expense, litigation reserves and the net impact of adjustments for the Federal Deposit Insurance Corporation (“FDIC”) special assessment. Excluding notable items, net income applicable to common shareholders was $5.4 billion (Non-GAAP), or $7.50 (Non-GAAP) per diluted common share, in 2025. In 2024, net income applicable to common shareholders was $4.3 billion, or $5.80 per diluted common share, including the negative impact of notable items. Notable items in
BNY 3

Results of Operations (continued)
2024 include severance expense, litigation reserves and the net impact of adjustments for the FDIC special assessment. Excluding notable items, net income applicable to common shareholders was $4.5 billion (Non-GAAP), or $6.03 (Non-GAAP) per diluted common share, in 2024.

The highlights below are based on 2025 compared with 2024, unless otherwise noted.

•Total revenue increased 8%, primarily reflecting:
•Fee revenue increased 6%, primarily reflecting net new business and higher client activity, higher market values and the favorable impact of a weaker U.S. dollar, partially offset by the mix of AUM flows. (See “Fee and other revenue” beginning on page 5.)
•Investment and other revenue increased primarily reflecting disposal gains and net gains on other investments. (See “Fee and other revenue” beginning on page 5.)
•Net interest income increased 15%, primarily reflecting the reinvestment of maturing investment securities at higher yields and balance sheet growth, partially offset by deposit margin compression. (See “Net interest income” beginning on page 7.)
•The provision for credit losses was a benefit of $32 million, primarily driven by improvements in commercial real estate exposure and changes in the macroeconomic forecast. (See “Consolidated balance sheet review – Allowance for credit losses” beginning on page 32.)
•Noninterest expense increased 3%, primarily reflecting higher investments, employee merit increases, higher revenue-related expenses and the unfavorable impact of the weaker U.S. dollar, partially offset by efficiency savings. Excluding notable items, noninterest expense also increased 3% (Non-GAAP). (See “Noninterest expense” on page 10.)
•Effective tax rate of 20.9% in 2025. (See “Income taxes” on page 10.)
•Return on common shareholders’ equity (“ROE”) was 13.9% for 2025. Excluding notable items, the adjusted ROE was 14.1% (Non-GAAP) for 2025.
•Return on tangible common shareholders’ equity (“ROTCE”) was 26.1% (Non-GAAP) for 2025. Excluding notable items, the adjusted ROTCE was 26.4% (Non-GAAP) for 2025.

See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for reconciliations of the Non-GAAP measures.

Metrics

•AUC/A totaled $59.3 trillion at Dec. 31, 2025 compared with $52.1 trillion at Dec. 31, 2024. The 14% increase primarily reflects client inflows, higher market values and the favorable impact of the weaker U.S. dollar. (See “Fee and other revenue” beginning on page 5.)
•AUM totaled $2.18 trillion at Dec. 31, 2025 compared with $2.03 trillion at Dec. 31, 2024. The 7% increase primarily reflects higher market values and the favorable impact of the weaker U.S. dollar, partially offset by cumulative net outflows. (See “Review of business segments – Investment and Wealth Management business segment” beginning on page 16.)

Capital and liquidity

•Our CET1 ratio calculated under the Standardized Approach was 11.9% at Dec. 31, 2025 and 11.2% at Dec. 31, 2024. The increase was primarily driven by capital generated through earnings and a net increase in accumulated other comprehensive income, partially offset by capital returned through common stock repurchases and dividends and higher risk-weighted assets (“RWAs”). (See “Capital” beginning on page 38.)
•Our Tier 1 leverage ratio was 6.0% at Dec. 31, 2025, compared with 5.7% at Dec. 31, 2024. The increase was driven by an increase in capital, partially offset by higher average assets. (See “Capital” beginning on page 38.)

4 BNY

Results of Operations (continued)
Fee and other revenue

Fee and other revenue				2025 vs.	2024 vs.
(dollars in millions, unless otherwise noted)	2025	2024	2023	2024	2023
Investment services fees	$10,211	$9,419	$8,843	8%	7%
Investment management and performance fees (a)(b)	3,085	3,139	3,058	(2)	3
Foreign exchange revenue	706	688	631	3	9
Financing-related fees	231	216	192	7	13
Distribution and servicing fees	146	158	148	(8)	7
Total fee revenue	14,379	13,620	12,872	6	6
Investment and other revenue	757	687	480	N/M	N/M
Total fee and other revenue	$15,136	$14,307	$13,352	6%	7%

Fee revenue as a percentage of total revenue	72%	73%	73%

AUC/A at period end (in trillions) (c)	$59.3	$52.1	$47.8	14%	9%
AUM at period end (in billions) (d)	$2,178	$2,029	$1,974	7%	3%
(a)    Effective 2025, certain rebates, which were previously recorded as distribution and servicing expense, began to be reflected as a reduction of investment management fees. These amounts totaled approximately $80 million for all periods presented and impacted the variances for investment management and performance fees and related revenue subtotals in the table above.
(b)    Excludes seed capital gains (losses) related to consolidated investment management funds.
(c)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Clearance and Collateral Management, Issuer Services, Pershing and Wealth Management lines of business. Includes the AUC/A of CIBC Mellon of $2.2 trillion at Dec. 31, 2025, $1.8 trillion at Dec. 31, 2024 and $1.7 trillion at Dec. 31, 2023.
(d)    Represents assets managed in the Investment and Wealth Management business segment.
N/M – Not meaningful.

Fee revenue increased 6% compared with 2024, primarily reflecting higher investment services fees and foreign exchange revenue, partially offset by lower investment management and performance fees.

Investment and other revenue increased $70 million in 2025 compared with 2024, primarily reflecting disposal gains and net gains on investments.

Investment services fees

Investment services fees increased 8% compared with 2024, primarily reflecting higher client activity and net new business, higher market values and Depositary Receipts revenue.

AUC/A totaled $59.3 trillion at Dec. 31, 2025, an increase of 14% compared with Dec. 31, 2024, primarily reflecting client inflows, higher market values and the favorable impact of the weaker U.S. dollar. AUC/A consisted of 38% equity securities and 62% fixed-income securities at Dec. 31, 2025 and 37% equity securities and 63% fixed-income securities at Dec. 31, 2024.

See “Securities Services business segment” and “Market and Wealth Services business segment” in “Review of business segments” for additional details.
Investment management and performance fees

Investment management and performance fees decreased 2% compared with 2024, primarily reflecting the mix of AUM flows and the adjustment for certain rebates (offset in noninterest expense), partially offset by higher market values and the favorable impact of a weaker U.S. dollar. Performance fees were $35 million in 2025 and $51 million in 2024. On a constant currency basis (Non-GAAP), investment management and performance fees decreased 2% compared with 2024. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of Non-GAAP measures.

AUM was $2.2 trillion at Dec. 31, 2025, an increase of 7% compared with Dec. 31, 2024, primarily reflecting higher market values and the favorable impact of the weaker U.S. dollar, partially offset by cumulative net outflows.

See “Investment and Wealth Management business segment” in “Review of business segments” for additional details regarding the drivers of investment management and performance fees, AUM and AUM flows.

BNY 5

Results of Operations (continued)
Foreign exchange revenue

Foreign exchange revenue is primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility, the impact of foreign currency hedging activities and foreign currency remeasurement gain (loss). In 2025, foreign exchange revenue increased 3% compared with 2024, primarily reflecting higher volatility and volumes. Foreign exchange revenue is primarily reported in the Securities Services business segment and, to a lesser extent, the Market and Wealth Services and Investment and Wealth Management business segments and the Other segment.

Financing-related fees

Financing-related fees, which are primarily reported in the Market and Wealth Services and Securities Services business segments, include capital market fees, loan commitment fees and credit-related fees. Financing-related fees increased 7% compared with 2024, primarily reflecting higher underwriting and loan fees.

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

Distribution and servicing fees were $146 million in 2025 compared with $158 million in 2024, driven by higher fees paid to introducing brokers. The impact of distribution and servicing fees on income in any one period is partially offset by distribution and servicing expense paid to other financial intermediaries to cover their costs for distribution and servicing of mutual funds. Distribution and servicing expense is recorded as noninterest expense on the income statement.

Investment and other revenue

Investment and other revenue includes income or loss from consolidated investment management funds, seed capital gains or losses, other trading revenue or loss, renewable energy investments gains, income from corporate and bank-owned life insurance contracts, other investment gains or losses, gains or losses from disposals, expense reimbursements from our CIBC Mellon joint venture, other income or loss and net securities gains or losses. The income or loss from consolidated investment management funds should be considered together with the net income or loss attributable to noncontrolling interests, which reflects the portion of the consolidated funds for which we do not have an economic interest and is reflected below net income as a separate line item on the consolidated income statement. Other trading revenue or loss primarily includes the impact of market-risk hedging activity related to our seed capital investments in investment management funds, non-foreign currency derivative and fixed income trading, and other hedging activity. Other investment gains or losses includes fair value changes of non-readily marketable strategic equity, private equity and other investments. Expense reimbursements from our CIBC Mellon joint venture relate to expenses incurred by BNY on behalf of the CIBC Mellon joint venture. Other income includes various miscellaneous revenues.

6 BNY

Results of Operations (continued)
The following table provides the components of investment and other revenue.

Investment and other revenue
(in millions)	2025	2024	2023
Income from consolidated investment management funds	$83	$46	$30
Seed capital gains (a)	14	20	29
Other trading revenue	279	314	231
Renewable energy investment gains	55	25	28
Corporate/bank-owned life insurance	165	137	118
Other investment gains (b)	14	67	47
Disposal gains (losses)	52	—	(6)
Expense reimbursements from joint venture	136	118	117
Other income (loss)	39	45	(46)
Net securities (losses)	(80)	(85)	(68)
Total investment and other revenue	$757	$687	$480
(a)    Includes gains (losses) on investments in BNY funds which hedge deferred incentive awards.
(b)    Includes strategic equity, private equity and other investments.

Investment and other revenue was $757 million in 2025 compared with $687 million in 2024. The increase primarily reflects disposal gains and net gains on investments.

Net interest income

Net interest income				2025 vs.		2024 vs.
(dollars in millions)	2025	2024	2023	2024		2023
Net interest income	$4,944	$4,312	$4,345	15%		(1)%
Add: Tax equivalent adjustment	1	2	2	N/M		N/M
Net interest income on a fully taxable equivalent (“FTE”) basis – Non-GAAP (a)	$4,945	$4,314	$4,347	15%		(1)%

Average interest-earning assets	$373,096	$353,744	$348,160	5%		2%

Net interest margin	1.33%	1.22%	1.25%	11	bps	(3) bps
Net interest margin (FTE) – Non-GAAP (a)	1.33%	1.22%	1.25%	11	bps	(3) bps
(a)    Net interest income (FTE) – Non-GAAP and net interest margin (FTE) – Non-GAAP include the tax equivalent adjustments on tax-exempt income, which allows for comparisons of amounts arising from both taxable and tax-exempt sources and is consistent with industry practice. The adjustment to an FTE basis has no impact on net income.
N/M – Not meaningful.
bps – basis points.

Net interest income increased 15% compared with 2024, primarily reflecting the reinvestment of maturing investment securities at higher yields and balance sheet growth, partially offset by deposit margin compression.

Net interest margin increased 11 basis points compared with 2024. The increase primarily reflects the factors mentioned above.

Average interest-earning assets increased 5% compared with 2024. The increase primarily reflects higher federal funds sold and securities purchased under resale agreements and securities balances, partially offset by lower interest-bearing deposits with the Federal Reserve and other central banks.

Average non-U.S. dollar deposits comprised approximately 25% of our average total deposits in 2025 and 2024. Approximately 50% of the average non-U.S. dollar deposits in 2025 and 2024 were euro-denominated.

BNY 7

Results of Operations (continued)

Average balances and interest rates	2025			2024
(dollars in millions)	Average balance	Interest	Average rate	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$61,180	$2,649	4.33%	$59,432	$3,148	5.30%
Foreign offices	33,223	847	2.55	40,554	1,467	3.62
Total interest-bearing deposits with the Federal Reserve and other central banks	94,403	3,496	3.70	99,986	4,615	4.62
Interest-bearing deposits with banks	10,929	325	2.98	10,991	434	3.94
Federal funds sold and securities purchased under resale agreements (a)	41,239	12,208	29.60	31,306	10,915	34.86
Loans:
Domestic offices	67,748	3,916	5.78	63,108	4,107	6.51
Foreign offices	4,848	230	4.74	5,033	287	5.70
Total loans (b)	72,596	4,146	5.71	68,141	4,394	6.45
Securities:
U.S. government obligations	30,367	1,078	3.55	27,826	1,022	3.67
U.S. government agency obligations	62,277	2,075	3.33	62,855	2,058	3.27
Other securities:
Domestic offices	15,923	815	5.12	17,560	951	5.42
Foreign offices	38,119	1,123	2.94	29,620	911	3.07
Total other securities	54,042	1,938	3.59	47,180	1,862	3.95
Total investment securities	146,686	5,091	3.47	137,861	4,942	3.58
Trading securities (primarily domestic) (c)	7,243	361	4.98	5,459	309	5.66
Total securities (c)	153,929	5,452	3.54	143,320	5,251	3.66
Total interest-earning assets (c)	$373,096	$25,627	6.87%	$353,744	$25,609	7.24%
Noninterest-earning assets	62,795			59,590
Total assets	$435,891			$413,334
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$149,978	$4,886	3.26%	$141,279	$5,791	4.10%
Foreign offices	98,023	2,174	2.22	92,926	2,856	3.07
Total interest-bearing deposits	248,001	7,060	2.85	234,205	8,647	3.69
Federal funds purchased and securities sold under repurchase agreements (a)	17,348	10,946	63.09	17,007	9,974	58.64
Trading liabilities	2,768	124	4.47	1,768	88	4.98
Other borrowed funds	325	16	5.04	439	18	4.10
Commercial paper	2,348	106	4.52	1,197	62	5.18
Payables to customers and broker-dealers	15,964	669	4.19	12,726	640	5.03
Long-term debt	31,919	1,761	5.52	31,816	1,866	5.87
Total interest-bearing liabilities	$318,673	$20,682	6.49%	$299,158	$21,295	7.12%
Total noninterest-bearing deposits	50,239			49,521
Other noninterest-bearing liabilities	23,349			23,694
Total liabilities	392,261			372,373
Total The Bank of New York Mellon Corporation shareholders’ equity	43,188			40,756
Noncontrolling interests	442			205
Total liabilities and equity	$435,891			$413,334
Net interest income (FTE) – Non-GAAP (c)(d)		$4,945			$4,314
Net interest margin (FTE) – Non-GAAP (c)(d)			1.33%			1.22%
Less: Tax equivalent adjustment		1			2
Net interest income – GAAP		$4,944			$4,312
Net interest margin – GAAP			1.33%			1.22%
Percentage of assets attributable to foreign offices	22%			23%
Percentage of liabilities attributable to foreign offices	28%			28%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $239 billion in 2025 and $176 billion in 2024. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 4.36% for 2025 and 5.28% for 2024, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 4.28% for 2025 and 5.18% for 2024. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $4 million in 2025 and $3 million in 2024. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% for both 2025 and 2024.
(d)    See “Net interest income” on page 7 for the reconciliation of this Non-GAAP measure.

8 BNY

Results of Operations (continued)

Average balances and interest rates	2023
(dollars in millions)	Average balance	Interest	Average rate
Assets
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$59,492	$3,085	5.19%
Foreign offices	44,412	1,456	3.28
Total interest-bearing deposits with the Federal Reserve and other central banks	103,904	4,541	4.37
Interest-bearing deposits with banks	13,620	523	3.84
Federal funds sold and securities purchased under resale agreements (a)	26,077	7,141	27.38
Loans:
Domestic offices	59,487	3,663	6.16
Foreign offices	4,609	253	5.49
Total loans (b)	64,096	3,916	6.11
Securities:
U.S. government obligations	33,434	1,021	3.05
U.S. government agency obligations	60,586	1,695	2.80
Other securities:
Domestic offices	17,168	803	4.68
Foreign offices	23,505	695	2.96
Total other securities	40,673	1,498	3.68
Total investment securities	134,693	4,214	3.13
Trading securities (primarily domestic) (c)	5,770	315	5.46
Total securities (c)	140,463	4,529	3.22
Total interest-earning assets (c)	$348,160	$20,650	5.93%
Noninterest-earning assets	58,582
Total assets	$406,742
Liabilities and equity
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$123,513	$4,703	3.81%
Foreign offices	88,829	2,421	2.73
Total interest-bearing deposits	212,342	7,124	3.35
Federal funds purchased and securities sold under repurchase agreements (a)	20,540	6,699	32.62
Trading liabilities	3,396	156	4.60
Other borrowed funds	1,102	47	4.27
Commercial paper	5	—	4.81
Payables to customers and broker-dealers	14,449	566	3.91
Long-term debt	31,021	1,711	5.51
Total interest-bearing liabilities	$282,855	$16,303	5.76%
Total noninterest-bearing deposits	59,227
Other noninterest-bearing liabilities	24,011
Total liabilities	366,093
Total The Bank of New York Mellon Corporation shareholders’ equity	40,588
Noncontrolling interests	61
Total liabilities and equity	$406,742
Net interest income (FTE) – Non-GAAP (c)(d)		$4,347
Net interest margin (FTE) – Non-GAAP (c)(d)			1.25%
Less: Tax equivalent adjustment		2
Net interest income – GAAP		$4,345
Net interest margin – GAAP			1.25%
Percentage of assets attributable to foreign offices	24%
Percentage of liabilities attributable to foreign offices	27%
(a)    Includes the average impact of offsetting under enforceable netting agreements of approximately $111 billion in 2023. On a Non-GAAP basis, excluding the impact of offsetting, the yield on federal funds sold and securities purchased under resale agreements would have been 5.22%, and the rate on federal funds purchased and securities sold under repurchase agreements would have been 5.10% for 2023. We believe providing the rates excluding the impact of netting is useful to investors as it is more reflective of the actual rates earned and paid.
(b)    Interest income includes fees of $1 million in 2023. Nonaccrual loans are included in average loans; the associated income, which was recognized on a cash basis, is included in interest income.
(c)    Average rates were calculated on an FTE basis, at tax rates of approximately 21% in 2023.
(d)    See “Net interest income” on page 7 for the reconciliation of this Non-GAAP measure.

BNY 9

Results of Operations (continued)
Noninterest expense

Noninterest expense				2025 vs.	2024 vs.
(dollars in millions)	2025	2024	2023	2024	2023
Staff	$7,159	$7,130	$7,095	—%	—%
Software and equipment	2,147	1,962	1,817	9	8
Professional, legal and other purchased services	1,587	1,503	1,527	6	(2)
Sub-custodian and clearing	561	498	475	13	5
Net occupancy	551	537	542	3	(1)
Distribution and servicing	269	361	353	(25)	2
Business development	217	188	183	15	3
Amortization of intangible assets	45	50	57	(10)	(12)
Bank assessment charges	44	36	788	N/M	N/M
Other	474	436	458	9	(5)
Total noninterest expense	$13,054	$12,701	$13,295	3%	(4)%

Full-time employees at year-end (a)	48,100	51,800	53,400	(7)%	(3)%
(a)    Beginning in 2024, the number of full-time employees excludes interns.
N/M – Not meaningful.

Total noninterest expense increased 3% compared with 2024, primarily reflecting higher investments, employee merit increases, higher revenue-related expenses and the unfavorable impact of a weaker U.S. dollar, partially offset by efficiency savings. Excluding notable items, noninterest expense also increased 3% (Non-GAAP). See “Supervision and Regulation – FDIC Deposit Insurance” beginning on page 66 for information on the FDIC special assessment. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of the Non-GAAP measure.

Income taxes

BNY recorded an income tax provision of $1.5 billion (20.9% effective tax rate) in 2025. The income tax provision was $1.3 billion (22.3% effective tax rate) in 2024.

For additional information on income taxes, see Notes 2, 11 and 25 of the Notes to Consolidated Financial Statements.

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

For information on the accounting principles of our business segments, the primary products and services in each line of business, the primary types of revenue by line of business and how our business segments are presented and analyzed, see Note 23 of the Notes to Consolidated Financial Statements.

10 BNY

Results of Operations (continued)
Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. In 2025, the prior periods total revenue by line of business for Investment Management and Wealth Management was revised for comparability to reflect the movement of certain fixed income investment management business from Wealth Management to Investment Management. There was no impact to total revenue reported for the Investment and Wealth Management business segment or on a consolidated basis.

The results of our business segments may be influenced by client and other activities that vary by quarter. In the first quarter, staff expense typically increases, reflecting the vesting of long-term stock awards for retirement-eligible employees. The timing of our annual employee merit increases also impacts staff expense. In 2024 and 2025, the merit increase was effective in March and in 2023, the merit increase was effective in April, thus partially impacting the full-year staff expense variances. In the third quarter, volume-related fees may decline due to reduced client activity. In the fourth quarter, we typically incur higher business development and marketing expenses. In our Investment and Wealth Management business segment, performance fees are typically higher in the fourth quarter, as that quarter represents the end of the measurement period for many of the performance fee-eligible relationships.

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

Fee revenue in the Investment and Wealth Management business segment, and to a lesser extent, the Securities Services and Market and Wealth Services business segments, is impacted by global market fluctuations. At Dec. 31, 2025, we estimated that a 5% change in global equity markets, spread evenly throughout the year, would impact fee revenue by less than 1% and diluted earnings per common share by $0.05 to $0.08.

See Note 23 of the Notes to Consolidated Financial Statements for the consolidating schedules which show the contribution of our business segments to our overall profitability.

BNY 11

Results of Operations (continued)
Securities Services business segment

				2025 vs.	2024 vs.
(dollars in millions, unless otherwise noted)	2025	2024	2023	2024	2023
Revenue:
Investment services fees:
Asset Servicing	$4,456	$4,094	$3,872	9%	6%
Issuer Services	1,287	1,163	1,121	11	4
Total investment services fees	5,743	5,257	4,993	9	5
Foreign exchange revenue	596	552	488	8	13
Other fees (a)	266	234	215	14	9
Total fee revenue	6,605	6,043	5,696	9	6
Investment and other revenue	415	405	333	N/M	N/M
Total fee and other revenue	7,020	6,448	6,029	9	7
Net interest income	2,710	2,468	2,569	10	(4)
Total revenue	9,730	8,916	8,598	9	4
Provision for credit losses	(21)	38	99	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	6,505	6,286	6,327	3	(1)
Amortization of intangible assets	27	28	31	(4)	(10)
Total noninterest expense	6,532	6,314	6,358	3	(1)
Income before income taxes	$3,219	$2,564	$2,141	26%	20%

Pre-tax operating margin	33%	29%	25%

Securities lending revenue (b)	$239	$191	$189	25%	1%

Total revenue by line of business:
Asset Servicing	$7,516	$6,872	$6,612	9%	4%
Issuer Services	2,214	2,044	1,986	8	3
Total revenue by line of business	$9,730	$8,916	$8,598	9%	4%

Selected average balances:
Average loans	$11,204	$11,235	$11,207	—%	—%
Average deposits	$184,433	$178,643	$168,411	3%	6%

Selected metrics:
AUC/A at period end (in trillions) (c)	$43.0	$37.7	$34.2	14%	10%
Market value of securities on loan at period end (in billions) (d)	$604	$488	$450	24%	8%

Issuer Services:
Total debt serviced at period end (in trillions)	$14.8	$14.1	$14.0	5%	1%
Number of Depositary Receipts programs at period end	1,614	1,576	1,645	2%	(4)%
(a)    Other fees primarily include financing-related fees.
(b)    Included in investment services fees reported in the Asset Servicing line of business.
(c)    Consists of AUC/A primarily from the Asset Servicing line of business and, to a lesser extent, the Issuer Services line of business. Includes the AUC/A of CIBC Mellon of $2.2 trillion at Dec. 31, 2025, $1.8 trillion at Dec. 31, 2024 and $1.7 trillion at Dec. 31, 2023.
(d)    Represents the total amount of securities on loan in our agency securities lending program. Excludes securities for which BNY acts as agent on behalf of CIBC Mellon clients, which totaled $74 billion at Dec. 31, 2025, $60 billion at Dec. 31, 2024 and $63 billion at Dec. 31, 2023.
N/M – Not meaningful.

12 BNY

Results of Operations (continued)
Business segment description

The Securities Services business segment consists of two distinct lines of business, Asset Servicing and Issuer Services, which provide business solutions across the transaction lifecycle to our global asset owner, asset manager and corporate clients. We are one of the leading global investment services providers with $43.0 trillion of AUC/A at Dec. 31, 2025. For information on the drivers of the Securities Services fee revenue, see Note 9 of the Notes to Consolidated Financial Statements.

The Asset Servicing business provides a comprehensive suite of solutions. We are one of the largest global custody, fund administrator and front-to-back outsourcing service providers. We offer services for the safekeeping of assets in capital markets globally as well as fund accounting services, exchange-traded funds servicing, transfer agency, trust and depository, front-to-back capabilities, data and analytics solutions and digital asset custody and administration services for our clients. We deliver foreign exchange, and securities lending and financing solutions, on both an agency and principal basis. Our agency securities lending program is one of the largest lenders of U.S. and non-U.S. securities, servicing a lendable asset pool of approximately $6.1 trillion in 35 markets. Our market-leading liquidity services portal enables cash investments for institutional clients and includes fund research and analytics.

The Issuer Services business includes Corporate Trust and Depositary Receipts. Our Corporate Trust business delivers a full range of issuer and related investor services, including trustee, paying agency, fiduciary, escrow and other financial services. We are a leading provider to the debt capital markets, providing customized and market-driven solutions to investors, bondholders and lenders. Our Depositary Receipts business drives global investing by providing servicing and value-
added solutions that enable, facilitate and enhance cross-border trading, clearing, settlement and ownership. We are one of the largest providers of depositary receipts services in the world, partnering with leading companies from more than 50 countries.

Review of financial results

AUC/A of $43.0 trillion increased 14% compared with Dec. 31, 2024, primarily reflecting higher market values, client inflows and the favorable impact of a weaker U.S. dollar.

Total revenue of $9.7 billion increased 9% compared with 2024. The drivers of total revenue by line of business are indicated below.

Asset Servicing revenue of $7.5 billion increased 9% compared with 2024, primarily reflecting higher net interest income, client activity, market values, net new business and a disposal gain, partially offset by an investment loss.

Issuer Services revenue of $2.2 billion increased 8% compared with 2024, primarily reflecting higher Depositary Receipts revenue and a disposal gain.

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

Noninterest expense of $6.5 billion increased 3% compared with 2024, primarily reflecting higher investments, revenue-related expenses, employee merit increases and the unfavorable impact of the weaker U.S. dollar, partially offset by efficiency savings.

BNY 13

Results of Operations (continued)
Market and Wealth Services business segment

				2025 vs.	2024 vs.
(dollars in millions, unless otherwise noted)	2025	2024	2023	2024	2023
Revenue:
Investment services fees:
Pershing	$2,029	$1,947	$1,885	4%	3%
Payments and Trade (a)	844	792	717	7	10
Clearance and Collateral Management	1,562	1,385	1,212	13	14
Total investment services fees	4,435	4,124	3,814	8	8
Foreign exchange revenue	118	97	81	22	20
Other fees (b)	263	235	202	12	16
Total fee revenue	4,816	4,456	4,097	8	9
Investment and other revenue	88	79	63	N/M	N/M
Total fee and other revenue	4,904	4,535	4,160	8	9
Net interest income	2,096	1,729	1,710	21	1
Total revenue	7,000	6,264	5,870	12	7
Provision for credit losses	(12)	19	41	N/M	N/M
Noninterest expense (excluding amortization of intangible assets)	3,585	3,349	3,199	7	5
Amortization of intangible assets	3	4	6	(25)	(33)
Total noninterest expense	3,588	3,353	3,205	7	5
Income before income taxes	$3,424	$2,892	$2,624	18%	10%

Pre-tax operating margin	49%	46%	45%

Total revenue by line of business:
Pershing	$2,928	$2,687	$2,616	9%	3%
Payments and Trade (a)	2,001	1,737	1,637	15	6
Clearance and Collateral Management	2,071	1,840	1,617	13	14
Total revenue by line of business	$7,000	$6,264	$5,870	12%	7%

Selected average balances:
Average loans	$45,804	$41,533	$37,502	10%	11%
Average deposits	$96,958	$90,185	$85,785	8%	5%

Selected metrics:
AUC/A at period end (in trillions) (c)	$15.9	$14.1	$13.3	13%	6%

Pershing:
AUC/A at period end (in trillions)	$3.0	$2.7	$2.5	11%	8%
Net new assets (U.S. platform) (in billions) (d)	$55	$(6)	$22	N/M	N/M
Daily average revenue trades (“DARTs”) (U.S. platform) (in thousands)	296	269	234	10%	15%
Average active clearing accounts (in thousands)	8,421	8,098	7,946	4%	2%

Payments and Trade: (a)
Average daily U.S. dollar payment volumes	248,808	242,997	236,696	2%	3%

Clearance and Collateral Management:
Average collateral balances (in billions)	$7,091	$6,217	$6,343	14%	(2)%
(a)    Formerly Treasury Services.
(b)    Other fees primarily include financing-related fees.
(c)    Consists of AUC/A from the Clearance and Collateral Management and Pershing businesses.
(d)    Net new assets represent net flows of assets (e.g., net cash deposits and net securities transfers, including dividends and interest) in customer accounts in Pershing LLC, a U.S. broker-dealer.
N/M – Not meaningful.

14 BNY

Results of Operations (continued)
Business segment description

The Market and Wealth Services business segment consists of three distinct lines of business, Pershing, Payments and Trade and Clearance and Collateral Management, which provide business services and technology solutions to entities including financial institutions, corporations, foundations and endowments, public funds and government agencies. For information on the drivers of the Market and Wealth Services fee revenue, see Note 9 of the Notes to Consolidated Financial Statements.

Pershing provides execution, clearing, custody and technology solutions, delivering operational support to broker-dealers, wealth managers and registered investment advisors (“RIAs”) globally.

Our Payments and Trade business is a leading provider of global payments, liquidity management and trade finance services for financial institutions, corporations and the public sector.

Our Clearance and Collateral Management business clears and settles equity and fixed-income transactions globally and serves as custodian for tri-party repo collateral worldwide. We are the primary provider of U.S. government securities clearance and a provider of non-U.S. government securities clearance. Our collateral services include collateral management, administration and segregation. We offer innovative solutions and industry expertise that help financial institutions and institutional investors with their financing, risk and balance sheet opportunities.
Review of financial results

AUC/A of $15.9 trillion increased 13% compared with Dec. 31, 2024, primarily reflecting client inflows and higher market values.

Total revenue of $7.0 billion increased 12% compared with 2024. The drivers of total revenue by line of business are indicated below.

Pershing revenue of $2.9 billion increased 9% compared with 2024, primarily reflecting higher net interest income, market values and client activity.

Payments and Trade, formerly Treasury Services, revenue of $2.0 billion increased 15% compared with 2024, primarily reflecting higher net interest income and net new business, partially offset by an investment loss.

Clearance and Collateral Management revenue of $2.1 billion increased 13% compared with 2024, primarily reflecting higher collateral management balances, clearance volumes and net interest income.

Noninterest expense of $3.6 billion increased 7% compared with 2024, primarily reflecting higher investments, employee merit increases, revenue-related expenses, and higher litigation reserves and severance expense, partially offset by efficiency savings.

BNY 15

Results of Operations (continued)
Investment and Wealth Management business segment

				2025 vs.	2024 vs.
(dollars in millions)	2025	2024	2023	2024	2023
Revenue:
Investment management fees (a)	$3,052	$3,093	$2,981	(1)%	4%
Performance fees	35	51	81	N/M	N/M
Investment management and performance fees (b)	3,087	3,144	3,062	(2)	3
Distribution and servicing fees	275	275	241	—	14
Other fees (c)	(313)	(256)	(214)	N/M	N/M
Total fee revenue	3,049	3,163	3,089	(4)	2
Investment and other revenue (d)	35	50	(102)	N/M	N/M
Total fee and other revenue (d)	3,084	3,213	2,987	(4)	8
Net interest income	174	176	168	(1)	5
Total revenue	3,258	3,389	3,155	(4)	7
Provision for credit losses	5	4	(4)	N/M	N/M
Noninterest expense (excluding amortization of intangible assets) (a)	2,695	2,762	2,756	(2)	—
Amortization of intangible assets	15	18	20	(17)	(10)
Total noninterest expense	2,710	2,780	2,776	(3)	—
Income before income taxes	$543	$605	$383	(10)%	58%

Pre-tax operating margin	17%	18%	12%

Total revenue by line of business:
Investment Management (e)	$2,197	$2,330	$2,148	(6)%	8%
Wealth Management (e)	1,061	1,059	1,007	—	5
Total revenue by line of business	$3,258	$3,389	$3,155	(4)%	7%

Selected average balances:
Average loans	$13,902	$13,610	$13,718	2%	(1)%
Average deposits	$9,445	$10,589	$14,280	(11)%	(26)%
(a)    Effective 2025, certain rebates, which were previously recorded as distribution and servicing expense, began to be reflected as a reduction of investment management fees. These amounts totaled approximately $80 million for all periods presented and impacted the variance for investment management fees and related revenue subtotals, noninterest expense and Investment Management total revenue in the table above.
(b)    On a constant currency basis, investment management and performance fees decreased 3% (Non-GAAP) compared with 2024. See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of this Non-GAAP measure.
(c)    Other fees primarily include investment services fees.
(d)    Investment and other revenue and total fee and other revenue are net of income (loss) attributable to noncontrolling interests related to consolidated investment management funds.
(e)    In 2025, prior periods total revenue by line of business for Investment Management and Wealth Management was revised for comparability to reflect the movement of certain fixed income investment management business from Wealth Management to Investment Management. There was no impact to total revenue reported for the Investment and Wealth Management business segment or on a consolidated basis.
N/M – Not meaningful.

16 BNY

Results of Operations (continued)

AUM trends
(in billions)	2025	2024	2023
AUM by product type: (a)
Equity	$179	$162	$145
Fixed income	262	221	205
Index	517	491	459
Liability-driven investments	539	548	605
Multi-asset and alternative investments	186	171	170
Cash	495	436	390
Total AUM	$2,178	$2,029	$1,974

Changes in AUM (a):
Beginning balance of AUM	$2,029	$1,974	$1,836
Net inflows (outflows):
Long-term strategies:
Equity	(18)	(15)	(12)
Fixed income	19	18	(4)
Liability-driven investments	(37)	2	12
Multi-asset and alternative investments	(8)	(15)	(9)
Total long-term active strategies (outflows)	(44)	(10)	(13)
Index	(49)	(42)	(12)
Total long-term strategies (outflows)	(93)	(52)	(25)
Short-term strategies:
Cash	56	45	5
Total net (outflows)	(37)	(7)	(20)
Net market impact	115	69	121
Net currency impact	56	(25)	37
Other (b)	15	18	—
Ending balance of AUM	$2,178	$2,029	$1,974

Wealth Management client assets (c)	$350	$327	$312
(a)    Represents assets managed in the Investment and Wealth Management business segment.
(b)    Activity in 2025 reflects a change in methodology to include assets under advisement. Activity in 2024 reflects the realignment of similar products and services within our lines of business.
(c)    Includes AUM and AUC/A in the Wealth Management line of business.

Business segment description

The Investment and Wealth Management business segment consists of Investment Management and Wealth Management lines of business, and has a combined AUM of $2.2 trillion as of Dec. 31, 2025.

Our Investment Management business is a multi-asset portfolio solutions provider offering products and investments for institutional and retail clients globally. This includes a global distribution platform and seven specialized investment firms: BNY Investments Dreyfus, a liquidity solutions provider; BNY Investments Mellon, an index provider; Insight Investment, our fixed income franchise; BNY
Investments Newton, an equity and multi-asset manager; Walter Scott, a specialized equity manager; and Brazilian equity manager ARX. BNY also owns a noncontrolling interest in Siguler Gulf, a multi-strategy private equity investment firm. Each highly experienced investment team has its own proprietary investment process and approach.

Investment Management also delivers integrated portfolio solutions, including models and Outsourced Chief Investment Officer services. Our multi-asset investment expertise also powers our sub-advisory services for ETFs, separately managed accounts, digital assets and model portfolios.

Wealth Management provides investment management, custody, wealth and estate planning, private banking services, investment servicing and information management. Wealth Management has $350 billion in client assets as of Dec. 31, 2025, and more than 30 offices in the U.S. and internationally.

Wealth Management clients include individuals, families and institutions, such as family offices, charitable gift programs, endowments and foundations. We work with clients to build, manage and sustain wealth across generations and market cycles.

Wealth Management differentiates itself with a comprehensive wealth management framework called Active Wealth that seeks to empower clients to build and sustain long-term wealth.

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

BNY 17

Results of Operations (continued)
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

Review of financial results

AUM of $2.2 trillion increased 7% compared with Dec. 31, 2024, primarily reflecting higher market values and the favorable impact of a weaker U.S. dollar, partially offset by cumulative net outflows.

Net long-term strategy outflows were $93 billion in 2025, primarily driven by outflows of index, liability-driven investments and equity investments, partially offset by inflows of fixed income investments. Short-term strategy inflows were $56 billion in 2025.

Total revenue of $3.3 billion decreased 4% compared with 2024. The drivers of total revenue by line of business are indicated below.

Investment Management revenue of $2.2 billion decreased 6% compared with 2024, primarily reflecting the mix of AUM flows and the adjustment for certain rebates (offset in noninterest expense) (refer to note (a) on page 16), partially offset by higher market values and the favorable impact of the weaker U.S. dollar.

Wealth Management revenue of $1.1 billion was flat compared with 2024, primarily reflecting higher market values, partially offset by changes in product mix.

Revenue generated in the Investment and Wealth Management business segment included 28% from non-U.S. sources in 2025, compared with 30% in 2024.

Noninterest expense of $2.7 billion decreased 3% compared with 2024, primarily reflecting lower revenue-related expenses (including the adjustment for certain rebates) (refer to note (a) on page 16) and efficiency savings, partially offset by higher investments, employee merit increases and the unfavorable impact of the weaker U.S. dollar.

18 BNY

Results of Operations (continued)
Other segment

(in millions)	2025	2024	2023
Fee revenue	$(91)	$(42)	$(10)
Investment and other revenue	185	140	184
Total fee and other revenue	94	98	174
Net interest expense	(36)	(61)	(102)
Total revenue	58	37	72
Provision for credit losses	(4)	9	(17)
Noninterest expense	224	254	956
(Loss) before income taxes	$(162)	$(226)	$(867)

Average loans	$1,686	$1,763	$1,669

Segment description

The Other segment primarily includes:
•corporate treasury activities, including our securities portfolio;
•tax credit investments and other corporate investments;
•corporate and bank-owned life insurance;
•derivatives and other trading activity; and
•certain business exits.

Revenue primarily reflects:
•net interest income (expense) and derivatives and other corporate treasury activities;
•investment and other revenue from corporate and bank-owned life insurance, gains (losses) associated with investment securities and other assets;
•other revenue from certain business exits; and
•fee revenue from the elimination of the results of certain services provided between segments, which are also provided to third parties.

Expenses include:
•direct expenses supporting investing and funding activities; and
•expenses not directly attributable to Securities Services, Market and Wealth Services and Investment and Wealth Management operations.

Review of financial results

Loss before taxes was $162 million in 2025 compared with $226 million in 2024.

Total revenue increased $21 million compared with 2024, primarily reflecting other investment gains.

Noninterest expense decreased $30 million compared with 2024, primarily driven by lower severance expense and litigation reserves.

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

At Dec. 31, 2025, approximately 60% of our total employees (full-time and part-time employees) were based outside the U.S., with approximately 10,100 employees in Europe, the Middle East and Africa, approximately 18,000 employees in the Asia-Pacific region and approximately 700 employees in other global locations, primarily Brazil.

We are a leading global asset manager. Our international operations managed 46% of BNY’s AUM at Dec. 31, 2025 and 47% at Dec. 31, 2024.

We offer a full range of tailored solutions for investment companies, financial institutions and institutional investors across most European markets.

BNY 19

Results of Operations (continued)
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

International clients accounted for 35% of revenues in 2025 and 35% in 2024. Net income from international operations was $2.4 billion in 2025, compared with $2.3 billion in 2024.

For additional information regarding our international operations, including certain key subjective assumptions used in determining the results, see Note 24 of the Notes to Consolidated Financial Statements.

20 BNY

Results of Operations (continued)
Country risk exposure

The following table presents BNY’s top 10 exposures by country (excluding the U.S.) as of Dec. 31, 2025, as well as certain countries with higher-risk profiles. The exposure is presented on an internal risk management basis and has not been reduced by the allowance for credit losses. We monitor our exposure to these and other countries as part of our internal country risk management process.

The country risk exposure below reflects the Company’s risk to an immediate default of the counterparty or obligor based on the country of residence of the entity which incurs the liability. If there is credit risk mitigation, the country of residence of the entity providing the risk mitigation is the country of risk. The country of risk for securities is generally based on the domicile of the issuer of the security. The country risk exposure below does not reflect exposure that might arise from certain commitments and contingent liabilities set forth in Note 21 of the Notes to Financial Statements.

Country risk exposure at Dec. 31, 2025	Interest-bearing deposits						Total exposure
(in billions)	Central banks	Banks		Lending (a)	Securities (b)	Other (c)
Top 10 country exposure:
United Kingdom (“UK”)	$9.5	$0.3		$1.2	$7.1	$2.4	$20.5
Germany	14.4	0.3		0.7	3.6	0.3	19.3
Canada	—	0.9		0.1	4.1	1.5	6.6
Netherlands	1.3	—		0.4	3.6	0.2	5.5
Luxembourg	0.2	0.3		1.3	0.1	1.8	3.7
France	—	0.1		0.1	3.0	0.3	3.5
Belgium	1.5	0.6		0.1	1.2	0.1	3.5
South Korea	0.2	0.1		2.1	0.2	0.8	3.4
Australia	—	1.3		0.3	0.9	0.6	3.1
Japan	1.5	0.7		—	0.5	0.3	3.0
Total Top 10 country exposure	$28.6	$4.6		$6.3	$24.3	$8.3	$72.1	(d)

Select country exposure:
Brazil	$—	$0.1		$1.2	$0.1	$0.1	$1.5
Russia	—	1.3	(e)	—	—	—	1.3
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

We have exposure to certain countries with higher risk profiles. The country risk exposure to Brazil is primarily short-term trade finance loans extended to large financial institutions. We also have operations in Brazil providing investment services and investment management services.

The war in Ukraine has increased our focus on Russia. The country risk exposure to Russia consists of cash balances related to our Securities Services businesses and may increase in the future to the extent cash is allocated for the benefit of our clients that is subject to distribution restrictions. BNY has ceased new banking business in Russia and suspended investment management purchases of Russian securities.

Russian securities included in our AUC/A and AUM at Dec. 31, 2025, continue to be insignificant as a percentage of the total AUC/A and AUM, respectively. We will continue to work with multinational clients that depend on our custody and recordkeeping services to manage their exposures.

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

BNY 21

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

The quantitative component of our estimate uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. For the quantitative component, we segment portfolios into various major components including commercial, commercial real estate, financial institutions, residential mortgages and other loans. The segmentation of our debt securities portfolios is by major asset class and is influenced by whether the security is structured or non-structured (i.e., direct obligation), as well as the issuer type. The components of the credit loss calculation for each major portfolio or asset class include a probability of default, loss given default and exposure at default, as applicable, and their values depend on the forecast behavior of variables in the macroeconomic environment. We utilize a multi-scenario macroeconomic forecast which includes a weighting of three scenarios: a baseline and upside and downside scenarios and allows us to develop our estimate using a wide span of economic variables.
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

22 BNY

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

Our allowance for credit losses is sensitive to a number of inputs, most notably the macroeconomic forecast assumptions that are incorporated into our estimate of credit losses through the expected life of the loan portfolio, as well as credit ratings assigned to each borrower. As the macroeconomic environment and related forecasts change, the allowance for credit losses may change materially. The following sensitivity analyses do not represent management’s expectations of the deterioration of our portfolios or the economic environment, but are provided as hypothetical scenarios to assess the sensitivity of the allowance for credit losses to changes in key inputs. If commercial real estate property values were increased 10% and all other credits were rated one grade better, the quantitative allowance would have decreased by $40 million, and if commercial real estate property values were decreased 10% and all other credits were rated one grade worse, the quantitative allowance would have increased by $74 million. Our multi-scenario macroeconomic forecast used in determining the Dec. 31, 2025 allowance for credit losses consisted of three scenarios. The baseline scenario reflects gross domestic product (“GDP”) growth through mid-2026 before moderating for the remainder of 2026, slightly increasing unemployment through 2026 and stable commercial real estate prices through 2026. The upside scenario reflects higher GDP growth through mid-2026 before moderating for the remainder of 2026, declining unemployment through mid-2026 before stabilizing for the remainder of 2026 and slightly increasing commercial real estate prices through 2026 compared with the baseline. The downside scenario contemplates negative GDP growth through mid-2026, rapidly increasing unemployment through 2026 and sharply lower commercial real estate prices through 2026 compared with the baseline. At Dec. 31, 2025, we placed the largest weighting on our baseline scenario, followed by the downside scenario, with the remaining weighting placed on the upside scenario. From a sensitivity perspective, at Dec. 31, 2025, if we had applied 100% weighting to the downside scenario, the quantitative allowance for credit losses would have been approximately $99 million higher.

See Notes 1 and 4 of the Notes to Consolidated Financial Statements for additional information regarding the allowance for credit losses.

Goodwill and other intangibles

We initially record all assets and liabilities acquired in purchase acquisitions, including goodwill, indefinite-lived intangibles and other intangibles, in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations. Goodwill, indefinite-lived intangibles and other intangibles are subsequently accounted for in accordance with ASC 350, Intangibles – Goodwill and Other. The initial measurement of goodwill and intangibles requires judgment concerning estimates of the fair value of the acquired assets and liabilities. Goodwill ($16.8 billion at Dec. 31, 2025) and indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2025) are not amortized but are subject to tests for impairment annually or more often if events or circumstances indicate it is more likely than not they may be impaired. Other intangible assets are amortized over their estimated useful lives and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying value.

BNY 23

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

In each quarter of 2025, we completed an interim goodwill impairment test of the Investment Management reporting unit, which had $6.3 billion of allocated goodwill as of Dec. 31, 2025. In all cases, we determined the fair value of the Investment Management reporting unit exceeded its carrying value and no goodwill impairment was recorded.

For the Dec. 31, 2025 interim goodwill impairment test, the fair value of the Investment Management reporting unit exceeded its carrying value by approximately 10%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2025. The discount rate applied to these cash flows was 10%.

As of Dec. 31, 2025, if the discount rate applied to the estimated cash flows was increased or decreased by 25 basis points, the fair value of the Investment Management reporting unit would decrease or increase by approximately 4%, respectively. Similarly, if the long-term growth rate was increased or decreased by 10 basis points, the fair value of the Investment Management reporting unit would increase or decrease by approximately 1%, respectively.

In the second quarter of 2025, we performed our annual goodwill impairment test on the remaining six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2025. The discount rate applied to these cash flows was 10%.

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

Indefinite-lived intangible assets ($2.6 billion at Dec. 31, 2025) are evaluated for impairment at least annually by comparing their fair values, estimated using discounted cash flow analyses, to their carrying values. As a result of the annual evaluation, no impairment was recognized.

Other amortizing intangible assets ($234 million at Dec. 31, 2025) are evaluated for impairment if events and circumstances indicate a possible impairment. Such evaluation of other intangible assets would be initially based on undiscounted cash flow projections.

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

24 BNY

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

At Dec. 31, 2025, total assets were $472 billion, compared with $416 billion at Dec. 31, 2024. The increase in total assets was primarily driven by higher interest-bearing deposits with the Federal Reserve and other central banks, securities and loans. Deposits totaled $332 billion at Dec. 31, 2025, compared with $290 billion at Dec. 31, 2024. The increase primarily reflects higher interest-bearing deposits. Total interest-bearing deposit liabilities as a percentage of total interest-earning assets were 66% at Dec. 31, 2025 and 65% at Dec. 31, 2024.

At Dec. 31, 2025, available funds totaled $176 billion and include cash and due from banks, interest-bearing deposits with the Federal Reserve and other central banks, interest-bearing deposits with banks and federal funds sold and securities purchased under resale agreements. This compares with available funds of $144 billion at Dec. 31, 2024. Total available funds as a percentage of total assets were 37% at Dec. 31, 2025 and 35% at Dec. 31, 2024. For additional information on our available funds, see “Liquidity and dividends.”

Securities were $150 billion, or 32% of total assets, at Dec. 31, 2025, compared with $137 billion, or 33% of total assets, at Dec. 31, 2024. The increase primarily reflects higher U.S. Treasury and non-U.S. government securities and unrealized pre-tax gains in 2025, partially offset by lower U.S. government agency securities. For additional information on our securities portfolio, see “Securities” and Note 3 of the Notes to Consolidated Financial Statements.

Loans were $81 billion, or 17% of total assets, at Dec. 31, 2025, compared with $72 billion, or 17% of total assets, at Dec. 31, 2024. The increase was driven by higher margin loans, other loans and wealth management loans, partially offset by lower overdrafts. For additional information on our loan portfolio, see “Loans” and Note 4 of the Notes to Consolidated Financial Statements.

Long-term debt totaled $31.9 billion at Dec. 31, 2025 and $30.9 billion at Dec. 31, 2024. The increase primarily reflects issuances and an increase in the fair value of hedged long-term debt partially offset by maturities and redemptions. For additional information on long-term debt, see “Liquidity and dividends” and Note 12 of the Notes to Consolidated Financial Statements.

The Bank of New York Mellon Corporation total shareholders’ equity totaled $44 billion at Dec. 31, 2025 and $41 billion at Dec. 31, 2024. For additional information, see “Capital” and Note 14 of the Notes to Consolidated Financial Statements.

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

The following table shows the distribution of our total securities portfolio.

Securities portfolio	Dec. 31, 2024	2025 change in unrealized gain (loss)	Dec. 31, 2025		Fair value as a % of amortized cost (a)	Unrealized (loss)		% Floating rate (b)	Ratings (c)
											BBB+/ BBB-	BB+ and lower
(dollars in millions)	Fair value		Amortized cost (a)	Fair value					AAA/ AA-	A+/ A-			Not rated
Agency residential mortgage-backed securities (“RMBS”)	$42,183	$1,703	$47,696	$45,383	95%	$(2,313)		14%	100%	—%	—%	—%	—%
Non-U.S. government (d)	29,198	300	34,247	34,224	100	(23)		22	84	16	—	—	—
U.S. Treasury	24,793	550	33,451	33,386	100	(65)		33	100	—	—	—	—
Agency commercial mortgage-backed securities (“MBS”)	10,377	257	9,828	9,600	98	(228)		44	100	—	—	—	—
Foreign covered bonds (e)	7,623	43	8,824	8,806	100	(18)		35	100	—	—	—	—
Collateralized loan obligations (“CLOs”)	7,637	(12)	7,958	7,958	100	—		100	100	—	—	—	—
U.S. government agencies	5,636	171	4,195	4,029	96	(166)		27	100	—	—	—	—
Non-agency commercial MBS	2,487	70	2,280	2,196	96	(84)		46	100	—	—	—	—
Non-agency RMBS	1,492	39	1,629	1,515	93	(114)		46	100	—	—	—	—
Other asset-backed securities	615	18	397	376	95	(21)		21	100	—	—	—	—
Other	10	—	11	10	91	(1)		—	—	—	—	—	100
Total securities	$132,051	$3,139	$150,516	$147,483	98%	$(3,033)	(f)	29%	96%	4%	—%	—%	—%
(a)    Amortized cost includes the impact of hedged item basis adjustments, which was a net decrease of $910 million, and is net of the allowance for credit losses.
(b)    Includes the impact of hedges.
(c)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(d)    Includes supranational securities. Primarily consists of exposure to the UK, France, Germany, the Netherlands and Canada.
(e)    Primarily consists of exposure to Canada, the UK, Germany, Australia, the Netherlands and Singapore.
(f)    At Dec. 31, 2025, includes a pre-tax net unrealized loss of $316 million related to available-for-sale securities, net of hedges, and $2,717 million related to held-to-maturity securities. The after-tax unrealized loss, net of hedges, related to available-for-sale securities was $241 million and the after-tax unrealized loss related to held-to-maturity securities was $2,072 million.

The fair value of our securities portfolio was $147.5 billion at Dec. 31, 2025, compared with $132.1 billion at Dec. 31, 2024. The increase primarily reflects higher U.S. Treasury and non-U.S. government securities and unrealized pre-tax gains in 2025, partially offset by lower U.S. government agency securities.

At Dec. 31, 2025, the securities portfolio had a net unrealized loss, including the impact of related hedges, of $3.0 billion, compared with $6.2 billion at Dec. 31, 2024. The improvement in the net unrealized loss, including the impact of related hedges, was primarily driven by the impact of lower interest rates.

The fair value of the available-for-sale securities totaled $102.1 billion at Dec. 31, 2025, or 69% of the securities portfolio. The fair value of the held-to-
maturity securities totaled $45.4 billion at Dec. 31, 2025, or 31% of the securities portfolio.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $241 million at Dec. 31, 2025, compared with $1.2 billion at Dec. 31, 2024. The improvement in the net unrealized loss, including the impact of related hedges, was primarily driven by the impact of lower interest rates.

At Dec. 31, 2025, 96% of the securities in our portfolio were rated AAA/AA-, compared with 99% at Dec. 31, 2024.

See Note 3 of the Notes to Consolidated Financial Statements for the pre-tax net securities gains (losses) by security type. See Note 19 of the Notes to

26 BNY

Results of Operations (continued)
Consolidated Financial Statements for securities by level in the fair value hierarchy.

The following table presents the net premium (discount) and net amortization (accretion) related to the securities portfolio.

Net premium (discount) and net amortization (accretion) related to the securities portfolio (a)
(in millions)	2025	2024	2023
Net purchase premium (discount) that is amortizable (accretable)	$(1,979)	$(57)	$821
Net amortization (accretion) (b)	$(188)	$26	$167
(a)    Amortization of purchase premium decreases net interest income while accretion of discount increases net interest income. Both are recorded on a level yield basis.
(b)    Including the impact of the accretion of discontinued hedges, net amortization (accretion) was $(409) million in 2025, $(149) million in 2024 and $104 million in 2023.

Equity investments

We have several equity investments recorded in other assets. These include tax credit investments, equity method investments, Federal Reserve Bank stock, other investments, seed capital and Federal Home Loan Bank stock. The following table presents the carrying values at Dec. 31, 2025 and Dec. 31, 2024.

Equity investments	Dec. 31,
(in millions)	2025	2024
Tax credit investments	$3,151	$2,821
Equity method investments:
CIBC Mellon	678	583
Siguler Guff	227	228
Other	48	41
Total equity method investments	953	852
Federal Reserve Bank stock	484	478
Other equity investments (a)	701	679
Seed capital (b)	207	196
Federal Home Loan Bank stock	57	57
Total equity investments	$5,553	$5,083
(a)    Includes strategic equity, private equity and other investments.
(b)    Includes investments in BNY funds that hedge deferred incentive awards.

For additional information on tax credit investments, see “Tax credit investments” in Note 7 of the Notes to Consolidated Financial Statements. For additional information on certain seed capital investments and our private equity investments, see “Investments valued using net asset value (“NAV”) per share” in Note 7 of the Notes to Consolidated Financial Statements.

BNY 27

Results of Operations (continued)
Loans

Total exposure – consolidated	Dec. 31, 2025			Dec. 31, 2024
(in billions)	Loans	Unfunded commitments	Total exposure	Loans	Unfunded commitments	Total exposure
Financial institutions	$13.3	$30.3	$43.6	$13.2	$35.2	$48.4
Commercial	1.7	12.9	14.6	1.4	11.9	13.3
Wealth management loans	9.5	0.8	10.3	8.7	0.7	9.4
Wealth management mortgages	8.6	0.2	8.8	8.9	0.2	9.1
Commercial real estate	6.7	3.2	9.9	6.8	3.1	9.9
Other residential mortgages	1.8	—	1.8	1.1	—	1.1
Overdrafts	2.8	—	2.8	3.5	—	3.5
Capital call financing	5.3	3.5	8.8	5.2	3.1	8.3
Other (a)	4.6	—	4.6	3.7	—	3.7
Margin loans	26.3	0.3	26.6	19.1	—	19.1
Total	$80.6	$51.2	$131.8	$71.6	$54.2	$125.8
(a)    Beginning in 2025, lease financings are included in Other. Prior period has been conformed to current presentation.

At Dec. 31, 2025, our total lending-related exposure was $131.8 billion, an increase of 5% compared with Dec. 31, 2024, primarily reflecting higher margin loans, other loans and exposure in the commercial portfolio, partially offset by lower exposure in the financial institutions portfolio.

Our financial institutions and commercial portfolios comprise our largest concentrated risk. These portfolios comprised 44% of our total exposure at Dec. 31, 2025 and 49% at Dec. 31, 2024. Additionally, most of our overdrafts relate to financial institutions.

Financial institutions

The financial institutions portfolio is shown below.

Financial institutions portfolio exposure (dollars in billions)	Dec. 31, 2025					Dec. 31, 2024
	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Securities industry	$3.5	$15.1	$18.6	100%	98%	$2.3	$20.3	$22.6
Asset managers	1.8	7.6	9.4	98	72	1.8	8.4	10.2
Banks	7.7	1.6	9.3	83	93	8.9	1.4	10.3
Insurance	—	4.5	4.5	100	14	—	4.2	4.2
Government	—	0.6	0.6	100	25	—	0.4	0.4
Other	0.3	0.9	1.2	100	16	0.2	0.5	0.7
Total	$13.3	$30.3	$43.6	96%	79%	$13.2	$35.2	$48.4

The financial institutions portfolio exposure was $43.6 billion at Dec. 31, 2025, a decrease of 10% compared with Dec. 31, 2024, primarily reflecting lower exposure in the securities industry and banks portfolios.

Financial institution exposures are high-quality, with 96% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2025. Each customer is assigned an internal credit rating, which is mapped to an equivalent external rating agency grade based upon a number of dimensions, which are continually evaluated and may change over time. For ratings of non-U.S. counterparties, our internal credit rating is generally capped at a rating equivalent to the sovereign rating of the country where the counterparty resides, regardless of the internal credit rating assigned to the counterparty or the underlying collateral.

The exposure to financial institutions is generally short-term, with 79% of the exposures expiring within one year. At Dec. 31, 2025, 19% of the exposure to financial institutions had an expiration within 90 days, compared with 18% at Dec. 31, 2024.

28 BNY

Results of Operations (continued)
In addition, 64% of the financial institutions exposure is secured at Dec. 31, 2025. For example, securities industry clients and asset managers often borrow against marketable securities held in custody.

At Dec. 31, 2025, the secured intraday credit provided to dealers in connection with their tri-party repo activity totaled $9.3 billion and was included in the securities industry portfolio. Dealers secure the outstanding intraday credit with high-quality liquid collateral having a market value in excess of the amount of the outstanding credit. Secured intraday credit facilities represent 21% of the exposure in the financial institutions portfolio and are reviewed and reapproved annually.
The asset managers portfolio exposure is high-quality, with 98% of the exposures meeting our investment grade equivalent ratings criteria as of Dec. 31, 2025. These exposures are generally short-term liquidity facilities, with the majority to regulated mutual funds.

Our banks portfolio exposure primarily relates to our global trade finance. These exposures are short-term in nature, with 93% due in less than one year. The investment grade percentage of our banks exposure was 83% at Dec. 31, 2025, compared with 85% at Dec. 31, 2024. Our non-investment grade exposures are primarily trade finance loans in Brazil.

Commercial

The commercial portfolio is presented below.

Commercial portfolio exposure	Dec. 31, 2025					Dec. 31, 2024
(dollars in billions)	Loans	Unfunded commitments	Total exposure	% Inv. grade	% due <1 yr.	Loans	Unfunded commitments	Total exposure
Services and other	$0.8	$4.0	$4.8	99%	27%	$0.7	$3.5	$4.2
Manufacturing	0.7	4.0	4.7	99	26	0.5	3.5	4.0
Energy and utilities	0.2	4.1	4.3	96	7	0.2	4.1	4.3
Media and telecom	—	0.8	0.8	86	27	—	0.8	0.8
Total	$1.7	$12.9	$14.6	97%	21%	$1.4	$11.9	$13.3

The commercial portfolio exposure was $14.6 billion at Dec. 31, 2025, an increase of 10% compared with Dec. 31, 2024, primarily driven by higher exposure in the manufacturing and services and other portfolios.

Our credit strategy is to focus on investment grade clients that are active users of our non-credit services. The following table summarizes the percentage of the financial institutions and commercial portfolio exposures that are investment grade.

Investment grade percentages	Dec. 31,
	2025	2024	2023
Financial institutions	96%	96%	92%
Commercial	97%	96%	94%

Wealth management loans

Our wealth management loan exposure was $10.3 billion at Dec. 31, 2025, compared with $9.4 billion at Dec. 31, 2024. Wealth management loans primarily consist of loans to high-net-worth individuals, a majority of which are secured by the customers’ investment management accounts or custody accounts.

Wealth management mortgages

Our wealth management mortgage exposure was $8.8 billion at Dec. 31, 2025, compared with $9.1 billion at Dec. 31, 2024. Wealth management mortgages primarily consist of loans to high-net-worth individuals, which are secured by residential property. Wealth management mortgages are primarily interest-only, adjustable-rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Less than 1% of the mortgages were past due at Dec. 31, 2025.

At Dec. 31, 2025, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 20%; New York – 14%; Florida – 11%; Massachusetts – 8%; and other – 47%.

BNY 29

Results of Operations (continued)
Commercial real estate

The composition of the commercial real estate portfolio by asset class, including percentage secured, is presented below.

Composition of commercial real estate portfolio by asset class	Dec. 31, 2025		Dec. 31, 2024
	Total exposure	Percentage secured (a)	Total exposure	Percentage secured (a)
(dollars in billions)
Residential	$4.2	87%	$4.2	88%
Office	2.4	74	2.4	75
Retail	0.8	55	0.7	58
Mixed-use	0.8	28	0.7	32
Hotels	0.6	38	0.6	33
Healthcare	0.6	35	0.7	43
Other	0.5	63	0.6	65
Total commercial real estate	$9.9	69%	$9.9	71%
(a)    Represents the percentage of secured exposure in each asset class.

Our commercial real estate exposure totaled $9.9 billion at Dec. 31, 2025 and Dec. 31, 2024. Our income-producing commercial real estate facilities are focused on experienced owners and are structured with moderate leverage based on existing cash flows. Our commercial real estate lending activities also include construction and renovation facilities. Our client base consists of experienced developers and long-term holders of real estate assets. Loans are approved on the basis of existing or projected cash flows and supported by appraisals and knowledge of local market conditions. Development loans are structured with moderate leverage, and in many instances, involve some level of recourse to the developer.

At Dec. 31, 2025, the unsecured portfolio consisted of real estate investment trusts (“REITs”) and real estate operating companies, which are both primarily investment grade.

At Dec. 31, 2025, our commercial real estate portfolio consisted of the following concentrations: New York metro – 33%; REITs and real estate operating companies – 31%; and other – 36%.

Other residential mortgages

The other residential mortgages portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.8 billion at Dec. 31, 2025 and $1.1 billion at Dec. 31, 2024.

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

Margin loans

Margin loan exposure of $26.6 billion at Dec. 31, 2025 and $19.1 billion at Dec. 31, 2024 was collateralized with marketable securities. Borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. Margin loans included $12 billion at Dec. 31, 2025 and $8 billion at Dec. 31, 2024 related to a term loan program that offers fully collateralized loans to broker-dealers.

30 BNY

Results of Operations (continued)
Maturity of loan portfolio

The following table shows the maturity structure of our loan portfolio.

Maturity of loan portfolio at Dec. 31, 2025	Within 1 year	Between 1 and 5 years	Between 5 and 15 years	After 15 years	Total
(in millions)
Commercial	$1,143	$506	$99	$—	$1,748
Commercial real estate	1,900	4,106	704	—	6,710
Financial institutions	10,742	2,567	—	—	13,309
Wealth management loans	8,908	391	221	—	9,520
Wealth management mortgages	1	27	351	8,207	8,586
Other residential mortgages	—	18	127	1,675	1,820
Overdrafts	2,800	—	—	—	2,800
Capital call financing	1,958	3,378	—	—	5,336
Other	4,440	12	81	—	4,533
Margin loans	25,753	500	—	—	26,253
Total	$57,645	$11,505	$1,583	$9,882	$80,615

Interest rate characteristic

The following table shows the interest rate characteristic of loans maturing after one year.

Interest rate characteristic of loan portfolio maturing > 1 year at Dec. 31, 2025
(in millions)	Fixed rates	Floating rates	Total
Commercial	$50	$555	$605
Commercial real estate	124	4,686	4,810
Financial institutions	—	2,567	2,567
Wealth management loans	100	512	612
Wealth management mortgages	3,546	5,039	8,585
Other residential mortgages	1,641	179	1,820
Capital call financing	—	3,378	3,378
Other	91	2	93
Margin Loans	—	500	500
Total	$5,552	$17,418	$22,970

BNY 31

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

The following table presents the changes in our allowance for credit losses.

Allowance for credit losses activity	2025	2024
(dollars in millions)
Beginning balance of allowance for credit losses	$392	$414
Provision for credit losses	(32)	70
Charge-offs:
Loans:
Commercial real estate	(25)	(82)
Wealth management mortgages	—	(1)
Other residential mortgages	—	(1)
Other financial instruments	—	(9)
Total charge-offs	(25)	(93)
Recoveries:
Loans:
Commercial real estate	6	—
Other residential mortgages	3	1
Total recoveries	9	1
Net (charge-offs)	(16)	(92)
Ending balance of allowance for credit losses	$344	$392

Allowance for loan losses	$245	$294
Allowance for lending-related commitments	74	72
Allowance for financial instruments (a)	25	26
Total allowance for credit losses	$344	$392
Total loans	$80,615	$71,570
Average loans outstanding	$72,596	$68,141
Net (charge-offs) recoveries of loans to average loans outstanding	(0.02)%	(0.14)%
Net (charge-offs) recoveries of loans to total allowance for loan losses and lending-related commitments	(5.02)	(25.14)
Allowance for loan losses as a percentage of total loans	0.30	0.41
Allowance for loan losses and lending-related commitments as a percentage of total loans	0.40	0.51
Net (charge-offs) to average loans by loan category (b):
Commercial real estate	(0.28)%	(1.19)%
Net (charge-offs) during the year	$(19)	$(82)
Average loans outstanding	$6,804	$6,915
Wealth management mortgages	N/A	(0.01)%
Net (charge-offs) during the year	N/A	$(1)
Average loans outstanding (b)	N/A	$9,062
(a)    Includes allowance for credit losses on federal funds sold and securities purchased under resale agreements, available-for-sale securities, held-to-maturity securities, accounts receivable, cash and due from banks and interest-bearing deposits with banks.
(b)    Average loans based on month-end balances.
N/A – Not applicable.

The provision for credit losses was a benefit of $32 million in 2025, primarily driven by improvements in commercial real estate exposure and changes in the macroeconomic forecast.

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

32 BNY

Results of Operations (continued)
loans and lending-related commitments as presented below.

Allocation of allowance for loan losses and lending-related commitments (a)
	Dec. 31,
	2025		2024
(dollars in millions)	$	%	$	%
Commercial real estate	$262	82%	$315	86%
Financial institutions	25	8	19	5
Commercial	10	3	20	5
Capital call financing	8	2	3	1
Wealth management mortgages	7	2	6	1
Wealth management loans	5	2	1	1
Other residential mortgages	2	1	2	1
Total	$319	100%	$366	100%
(a)    The allowance allocated to margins loans, overdrafts and other loans was insignificant at both Dec. 31, 2025 and Dec. 31, 2024. We have rarely suffered a loss on these types of loans.

The allocation of the allowance for credit losses is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the losses.

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31,
(dollars in millions)	2025	2024
Nonperforming loans:
Commercial real estate	$106	$143
Other residential mortgages	17	19
Wealth management mortgages	17	15
Total nonperforming loans	140	177
Other assets owned	3	2
Total nonperforming assets	$143	$179
Nonperforming assets ratio	0.18%	0.25%
Allowance for loan losses/nonperforming loans	175.0	166.1
Allowance for loan losses/nonperforming assets	171.3	164.2
Allowance for loan losses and lending-related commitments/nonperforming loans	227.9	206.8
Allowance for loan losses and lending-related commitments/nonperforming assets	223.1	204.5
Nonperforming assets decreased $36 million compared with Dec. 31, 2024, primarily driven by lower nonperforming commercial real estate loans.

See “Nonperforming assets” in Note 1 of the Notes to Consolidated Financial Statements for our policy for placing loans on nonaccrual status.

Deposits

We receive client deposits through the businesses in the Securities Services, Market and Wealth Services and Investment and Wealth Management segments and we rely on those deposits as a low-cost and stable source of funding.

Total deposits were $331.9 billion at Dec. 31, 2025, an increase of 15%, compared with $289.5 billion at Dec. 31, 2024. The increase primarily reflects higher interest-bearing deposits.

Noninterest-bearing deposits were $60.0 billion at Dec. 31, 2025 and $58.3 billion at Dec. 31, 2024. Interest-bearing deposits were primarily demand deposits and totaled $271.9 billion at Dec. 31, 2025, compared with $231.3 billion at Dec. 31, 2024.

The aggregate amount of deposits by foreign customers in domestic offices was $54.9 billion at Dec. 31, 2025 and $58.8 billion at Dec. 31, 2024.

Deposits in non-U.S. offices totaled $110.0 billion at Dec. 31, 2025 and $95.6 billion at Dec. 31, 2024. These deposits were primarily overnight deposits.

Uninsured deposits are the portion of U.S. office deposits accounts that exceed the FDIC insurance limit. Uninsured deposits in U.S. office deposit accounts are generally demand deposits and totaled $185.9 billion at Dec. 31, 2025 and $168.9 billion at Dec. 31, 2024. Our uninsured U.S. office deposits accounts reflect the amounts disclosed in our regulatory reports, adjusted to exclude intercompany deposit balances.

BNY 33

Results of Operations (continued)
The following table presents the amount of uninsured U.S. and Non-U.S. office time deposits disaggregated by time remaining until maturity.

Uninsured time deposits at Dec. 31, 2025
(in millions)	U.S.	Non-U.S.
Less than 3 months	$393	$1,373
3 to 6 months	104	5
6 to 12 months	110	28
Over 12 months	9	—
Total	$616	$1,406

Short-term borrowings

We fund our operations primarily through deposits and, to a lesser extent, other short-term borrowings and long-term debt. Short-term borrowings consist of federal funds purchased and securities sold under repurchase agreements, payables to customers and broker-dealers, commercial paper and other borrowed funds. Certain short-term borrowings, for example, securities sold under repurchase agreements, require the delivery of securities as collateral.

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

Other borrowed funds primarily include overdrafts of sub-custodian account balances in our Securities Services businesses, borrowings under lines of credit by our Pershing subsidiaries and borrowings from the
Federal Home Loan Bank. Overdrafts typically relate to timing differences for settlements.

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

34 BNY

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

Available funds	Dec. 31, 2025	Dec. 31, 2024	Average
(dollars in millions)			2025	2024	2023
Cash and due from banks	$5,111	$4,178	$4,942	$5,383	$5,287
Interest-bearing deposits with the Federal Reserve and other central banks	116,009	89,546	94,403	99,986	103,904
Interest-bearing deposits with banks	10,397	9,612	10,929	10,991	13,620
Federal funds sold and securities purchased under resale agreements	44,892	41,146	41,239	31,306	26,077
Total available funds	$176,409	$144,482	$151,513	$147,666	$148,888
Total available funds as a percentage of total assets	37%	35%	35%	36%	37%

Total available funds were $176.4 billion at Dec. 31, 2025, compared with $144.5 billion at Dec. 31, 2024. The increase was primarily due to higher interest-bearing deposits with the Federal Reserve and other central banks.

Average non-core sources of funds, such as federal funds purchased and securities sold under repurchase agreements, trading liabilities, other borrowed funds and commercial paper, were $22.8 billion for 2025 and $20.4 billion for 2024. The increase primarily reflects higher commercial paper and trading liabilities.

Average interest-bearing domestic deposits were $150.0 billion for 2025 and $141.3 billion for 2024. Average foreign deposits, primarily from our European-based businesses included in the Securities Services and Market and Wealth Services segments, were $98.0 billion for 2025, compared with $92.9 billion for 2024. The changes primarily reflect client activity.

Average payables to customers and broker-dealers were $16.0 billion for 2025 and $12.7 billion for 2024. Payables to customers and broker-dealers are driven by customer trading activity and market volatility.

Average long-term debt was $31.9 billion for 2025 and $31.8 billion for 2024.

Average noninterest-bearing deposits increased to $50.2 billion for 2025 from $49.5 billion for 2024, primarily reflecting client activity.

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

BNY 35

Results of Operations (continued)
Our ability to access the capital markets on favorable terms, or at all, is partially dependent on our credit ratings, which are as follows:

Credit ratings at Dec. 31, 2025	Moody’s		S&P	Fitch		Morningstar DBRS

Parent:
Long-term senior debt	Aa3		A	AA-		AA
Subordinated debt	A2		A-	A		AA (low)
Preferred stock	Baa1		BBB	BBB+		A
Outlook – Parent	Stable		Stable	Stable		Stable

The Bank of New York Mellon:
Long-term senior debt	Aa2		AA-	AA		AA (high)
Subordinated debt	NR		A	NR		NR
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P-1		A-1+	F1+		R-1 (high)
Commercial paper	P-1		A-1+	F1+		R-1 (high)

BNY Mellon, N.A.:
Long-term senior debt	Aa2	(a)	AA-	AA	(a)	AA (high)
Long-term deposits	Aa1		AA-	AA+		AA (high)
Short-term deposits	P-1		A-1+	F1+		R-1 (high)

Outlook – Banks	Stable		Stable	Stable		Stable
(a)    Represents senior debt issuer default rating.
NR – Not rated.

Long-term debt totaled $31.9 billion at Dec. 31, 2025 and $30.9 billion at Dec. 31, 2024. Issuances totaling $5.8 billion and an increase in the fair value of hedged long-term debt were partially offset by maturities and redemptions of $5.5 billion. The Parent has $2.7 billion of long-term debt that will mature in 2026.

The following table presents the long-term debt issued in 2025.

Debt issuances
(in millions)	2025
4.942% fixed-to-floating callable senior notes due 2031	$1,250
4.729% fixed-to-floating callable senior bank notes due 2029	1,250
4.587% fixed-to-floating callable senior bank notes due 2027	750
4.441% fixed-to-floating callable senior notes due 2028	750
5.316% fixed-to-floating callable senior notes due 2036	750
SOFR + 71 bps callable senior bank notes due 2027	500
SOFR + 68 bps callable senior notes due 2028	500
Total debt issuances	$5,750

In January 2026, the Parent issued $1.25 billion of fixed-to-floating rate callable senior notes maturing in 2030 with an annual fixed rate interest rate of 4.026% from issuance to, but excluding, Jan. 22, 2029, and then an annual interest rate of the compounded secured overnight financing rate (“SOFR”) plus 63.4 basis points. The Parent also issued $300 million of floating rate callable senior notes maturing in 2030 at annual interest rate of compounded SOFR plus 63 basis points.

The Bank of New York Mellon may issue notes and CDs. At Dec. 31, 2025 and Dec. 31, 2024, $2.5 billion and $1.0 billion, respectively, of notes were outstanding. At Dec. 31, 2025 and Dec. 31, 2024, $4.9 billion and $1.1 billion of CDs were outstanding, respectively.

The Bank of New York Mellon also issues commercial paper that matures within 397 days from the date of issue and is not redeemable prior to maturity or subject to voluntary prepayment. There was $2.0 billion and $301 million of commercial paper outstanding at Dec. 31, 2025 and Dec. 31, 2024, respectively. The average commercial paper outstanding was $2.3 billion and $1.2 billion for 2025 and 2024, respectively.

Subsequent to Dec. 31, 2025, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $101 million, without the need for a regulatory waiver. In addition, at Dec. 31, 2025, non-bank subsidiaries of the Parent had liquid assets of approximately $4.4 billion. Restrictions on our ability to obtain funds from our subsidiaries are

36 BNY

Results of Operations (continued)
discussed in more detail in “Supervision and Regulation – Capital Planning and Stress Testing – Payment of Dividends, Stock Repurchases and Other Capital Distributions” and in Note 18 of the Notes to Consolidated Financial Statements.

Pershing LLC has one uncommitted line of credit in place for funding purposes that is guaranteed by the Parent for $300 million. Average borrowings under this line were less than $1 million in 2025. Pershing Limited, an indirect UK-based subsidiary of BNY, has one line of credit amounting to $150 million and Pershing Securities Limited, whose parent is Pershing Limited, has one line of credit amounting to $100 million. Both of these lines are guaranteed by the Parent. Average borrowings across these lines were less than $1 million in 2025.

The double leverage ratio is the ratio of our equity investment in subsidiaries divided by our consolidated Parent company equity, which includes our noncumulative perpetual preferred stock. In short, the double leverage ratio measures the extent to which equity in subsidiaries is financed by Parent company debt. As the double leverage ratio increases, this can reflect greater demands on a company’s cash flows in order to service interest payments and debt maturities. BNY’s double leverage ratio is managed in a range considering the high level of unencumbered available liquid assets held in its principal subsidiaries (such as central bank deposit placements and government securities), the Company’s cash-generating fee-based business model, with fee revenue representing 72% of total revenue in 2025, and the dividend capacity of our banking subsidiaries. Our double leverage ratio was 118.6% at Dec. 31, 2025 and 119.7% at Dec. 31, 2024, and within the range targeted by management.

Uses of funds

The Parent’s major uses of funds are repurchases of common stock, payment of dividends, principal and interest payments on its borrowings, acquisitions and additional investments in its subsidiaries.

In July 2025, our Board of Directors approved a 13% increase in the quarterly cash dividend on our common stock, from $0.47 to $0.53 per share. We began paying the increased quarterly cash dividend in the third quarter of 2025. In 2025, we paid $1.7 billion in dividends on our common and preferred stock. Our common stock dividend payout ratio was 27% for 2025.

In 2025, we repurchased 36.8 million common shares at an average price of $96.12 per common share for a total cost of $3.5 billion.

Liquidity coverage ratio (“LCR”)

U.S. regulators have established an LCR that requires certain banking organizations, including BNY, to maintain a minimum amount of unencumbered high-quality liquid assets (“HQLA”) sufficient to withstand the net cash outflow under a hypothetical standardized acute liquidity stress scenario for a 30-day time horizon.

The following table presents BNY’s consolidated HQLA, the average HQLA and average LCR.

Consolidated HQLA and LCR	Dec. 31, 2025	Sept. 30, 2025
(dollars in billions)
Cash (a)	$115	$105
Securities (b)	113	108
Total consolidated HQLA (c)	$228	$213

Total consolidated HQLA – average (c)	$209	$200
Average consolidated LCR	112%	112%
(a)    Primarily includes cash on deposit with central banks.
(b)    Primarily includes securities of U.S. government-sponsored enterprises, U.S. Treasury, sovereigns and U.S. agencies.
(c)    Consolidated HQLA presented before adjustments. After haircuts and the impact of trapped liquidity, consolidated HQLA totaled $165 billion at Dec. 31, 2025 and $145 billion at Sept. 30, 2025, and averaged $147 billion for the fourth quarter of 2025 and $135 billion for the third quarter of 2025.

BNY and each of our affected domestic bank subsidiaries were compliant with the U.S. LCR requirements of at least 100% throughout the fourth quarter of 2025.

Net stable funding ratio (“NSFR”)

The NSFR is a liquidity requirement applicable to large U.S. banking organizations, including BNY. The NSFR is expressed as a ratio of the available stable funding to the required stable funding amount over a one-year horizon. Our average consolidated NSFR was 130% for the fourth quarter of 2025 and third quarter of 2025.

BNY and each of our affected domestic bank subsidiaries were compliant with the NSFR

BNY 37

Results of Operations (continued)
requirement of at least 100% throughout the fourth quarter of 2025.

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

Net cash provided by operating activities was $6.7 billion in 2025, compared with $687 million in 2024. In 2025, net cash provided by operating activities primarily resulted from earnings, partially offset by changes in accruals and other, net. In 2024, net cash provided by operating activities primarily resulted from earnings, partially offset by changes in trading assets and liabilities.
Net cash used for investing activities was $44.3 billion in 2025, compared with $9.5 billion in 2024. In 2025, net cash used for investing activities primarily reflects changes in interest-bearing deposits with the Federal Reserve and other central banks, a net change in loans and a net increase in the securities portfolio. In 2024, net cash used for investing activities primarily reflects changes in federal funds sold and securities purchased under resale agreements, a net increase in the securities portfolio and a net change in loans, partially offset by changes in interest-bearing deposits with the Federal Reserve and other central banks.

Net cash provided by financing activities was $39.7 billion in 2025, compared with $6.3 billion in 2024. In 2025, net cash provided by financing activities primarily reflects changes in deposits and issuances of long-term debt, partially offset by repayments of long-term debt. In 2024, net cash provided by financing activities primarily reflects changes in deposits and issuances of long-term debt, partially offset by repayments of long-term debt and common stock repurchases.

Capital

Capital data (dollars in millions, except per share amounts; common shares in thousands)	2025	2024
At Dec. 31:
BNY shareholders’ equity to total assets ratio	9.4%	9.9%
BNY common shareholders’ equity to total assets ratio	8.4%	8.9%
Total BNY shareholders’ equity	$44,313	$41,318
Total BNY common shareholders’ equity	$39,477	$36,975
BNY tangible common shareholders’ equity – Non-GAAP (a)	$21,777	$19,412
Book value per common share	$57.36	$51.52
Tangible book value per common share – Non-GAAP (a)	$31.64	$27.05
Closing stock price per common share	$116.09	$76.83
Market capitalization	$79,897	$55,139
Common shares outstanding	688,236	717,680

Full-year:
Cash dividends per common share	$2.00	$1.78
Common dividend payout ratio	27%	31%
Common dividend yield	1.7%	2.3%
(a)    See “Supplemental Information – Explanation of GAAP and Non-GAAP financial measures” beginning on page 111 for the reconciliation of these Non-GAAP measures.

The Bank of New York Mellon Corporation’s total shareholders’ equity increased to $44.3 billion at Dec. 31, 2025 from $41.3 billion at Dec. 31, 2024. The increase primarily reflects capital generated through earnings, improvements in accumulated other comprehensive income and an increase in additional paid-in capital, partially offset by capital returned through common stock repurchases and dividends.

The unrealized loss (after-tax) on our available-for-sale securities portfolio, net of hedges, included in accumulated other comprehensive income was $241 million at Dec. 31, 2025, compared with $1.2 billion

38 BNY

Results of Operations (continued)
at Dec. 31, 2024. The improvement in the net unrealized loss, including the impact of related hedges, was primarily driven by the impact of lower interest rates.

In March 2025, the Parent issued 500,000 depositary shares, each representing a 1/100th interest in a share of the Parent’s Series J Noncumulative Perpetual Preferred Stock. Holders of the Series J preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on March 20 and September 20 of each year, commencing Sept. 20, 2025. The Parent also issued 20,000,000 depositary shares, each representing a 1/4,000th interest in a share of the Parent’s Series K Noncumulative Perpetual Preferred Stock. Holders of the Series K preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on March 20, June 20, September 20 and December 20 of each year, commencing June 20, 2025.

In September 2025, the Parent redeemed all outstanding shares of its Series G preferred stock. Also in September 2025, the Parent issued 500,000 depositary shares, each representing a 1/100th interest in a share of the Parent’s Series L Noncumulative Perpetual Preferred Stock. Holders of the Series L preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on June 20 and December 20 of each year, commencing Dec. 20, 2025. See Note 14 of the Notes to Consolidated Financial Statements for additional information on the Parent’s preferred stock.

We repurchased 36.8 million common shares at an average price of $96.12 per common share for a total of $3.5 billion in 2025.

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

In July 2025, our Board of Directors approved a 13% increase in the quarterly cash dividend on common stock, from $0.47 to $0.53 per share. We began paying the increased quarterly cash dividend in the third quarter of 2025.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company (“FHC”), our U.S. bank subsidiaries and BNY must, among other things, qualify as “well capitalized.” As of Dec. 31, 2025 and Dec. 31, 2024, BNY and our U.S. bank subsidiaries were “well capitalized.”

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

BNY 39

Results of Operations (continued)
The table below presents our consolidated and largest bank subsidiary regulatory capital ratios.

Consolidated and largest bank subsidiary regulatory capital ratios	Dec. 31, 2025					Dec. 31, 2024
	Well capitalized		Minimum required		Capital ratios	Capital ratios
				(a)
Consolidated regulatory capital ratios: (b)
Advanced Approaches:
CET1 ratio	N/A	(c)	8.5%		13.0%	11.7%
Tier 1 capital ratio	6%		10		16.0	14.4
Total capital ratio	10		12		16.7	15.3
Standardized Approach:
CET1 ratio	N/A	(c)	8.5%		11.9%	11.2%
Tier 1 capital ratio	6%		10		14.6	13.7
Total capital ratio	10		12		15.4	14.8
Tier 1 leverage ratio	N/A	(c)	4		6.0	5.7
SLR (d)	N/A	(c)	5		6.7	6.5

The Bank of New York Mellon regulatory capital ratios: (b)(e)
CET1 ratio	6.5%		7%		16.3%	16.1%
Tier 1 capital ratio	8		8.5		16.3	16.1
Total capital ratio	10		10.5		16.6	16.3
Tier 1 leverage ratio	5		4		6.5	6.3
SLR (d)	6		3		7.7	7.6
(a)    Minimum requirements for Dec. 31, 2025 include minimum thresholds plus currently applicable buffers. The U.S. global systemically important banks (“G-SIB”) surcharge of 1.5% is subject to change. The countercyclical capital buffer is currently set to 0%. The stress capital buffer (“SCB”) requirement is 2.5%, equal to the regulatory minimum for Standardized Approach capital ratios.
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
(e)    The Bank of New York Mellon’s effective capital ratios under the U.S. capital rules are the lower of the ratios as calculated under the Standardized and Advanced Approaches, which for Dec 31, 2025 was the Standardized Approach, and for Dec. 31, 2024 was the Standardized Approach for the CET1 and Tier 1 capital ratios and the Advanced Approaches for the Total capital ratio.
N/A - Not applicable.

Our CET1 ratio determined under the Standardized Approach was 11.9% at Dec. 31, 2025 and 11.2% at Dec. 31, 2024. The increase was primarily driven by capital generated through earnings and a net increase in accumulated other comprehensive income, partially offset by capital returned through common stock repurchases and dividends and higher RWAs.

The Tier 1 leverage ratio was 6.0% at Dec. 31, 2025, compared with 5.7% at Dec. 31, 2024. The increase was driven by an increase in capital, partially offset by higher average assets.

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

40 BNY

Results of Operations (continued)
result external losses have impacted and could in the future impact the amount of capital that we are required to hold.

The following table presents our capital components and RWAs, the average assets used for leverage capital purposes and leverage exposure used for SLR purposes.

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2025	2024
CET1:
Common shareholders’ equity	$39,477	$36,975
Adjustments for:
Goodwill and intangible assets (a)	(17,700)	(17,563)
Net pension fund assets	(375)	(333)
Embedded goodwill	(258)	(254)
Deferred tax assets	(54)	(62)
Other	(4)	(4)
Total CET1	21,086	18,759
Other Tier 1 capital:
Preferred stock	4,836	4,343
Other	(13)	(63)
Total Tier 1 capital	$25,909	$23,039
Tier 2 capital:
Subordinated debt	$1,148	$1,398
Allowance for credit losses	344	392
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,481	1,779
Excess of expected credit losses	—	109
Less: Allowance for credit losses	344	392
Total Tier 2 capital – Advanced Approaches	$1,137	$1,496
Total capital:
Standardized Approach	$27,390	$24,818
Advanced Approaches	$27,046	$24,535

Risk-weighted assets:
Standardized Approach	$177,677	$167,786
Advanced Approaches:
Credit Risk	$91,942	$90,076
Market Risk	4,201	4,808
Operational Risk	66,275	65,588
Total Advanced Approaches	$162,418	$160,472

Average assets for Tier 1 leverage ratio	$432,803	$402,069
Total leverage exposure for SLR	$388,529	$353,523
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax-deductible goodwill.
The table below presents the factors that impacted CET1 capital.

CET1 generation	2025
(in millions)
CET1 – Beginning of period	$18,759
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	5,306
Goodwill and intangible assets, net of related deferred tax liabilities	(137)
Gross CET1 generated	5,169
Capital deployed:
Common stock repurchases	(3,535)
Common stock dividends (a)	(1,447)
Total capital returned	(4,982)
Other comprehensive gain (loss):
Unrealized gain on assets available-for-sale	999
Foreign currency translation	580
Unrealized (loss) on cash flow hedges	(8)
Defined benefit plans	50
Total other comprehensive gain	1,621
Additional paid-in capital (b)	586
Other additions (deductions):
Net pension fund assets	(42)
Embedded goodwill	(4)
Deferred tax assets	8
Other	(29)
Total other (deductions)	(67)
Net CET1 generated	2,327
CET1 – End of period	$21,086
(a)    Includes dividend-equivalents on share-based awards.
(b)    Primarily related to stock awards and stock issued for employee benefit plans.

The following table shows the impact on the consolidated capital ratios at Dec. 31, 2025 of a $100 million increase or decrease in common equity, or a $1 billion increase or decrease in RWAs, quarterly average assets or total leverage exposure.

Sensitivity of consolidated capital ratios at Dec. 31, 2025
	Increase or decrease of
(in basis points)	$100 million in common equity		$1 billion in RWA, quarterly average assets or total leverage exposure
CET1:
Standardized Approach	6	bps	7	bps
Advanced Approaches	6		8

Tier 1 capital:
Standardized Approach	6		8
Advanced Approaches	6		10

Total capital:
Standardized Approach	6		9
Advanced Approaches	6		10

Tier 1 leverage	2		1

SLR	3		2

BNY 41

Results of Operations (continued)
Stress capital buffer

In August 2024, the Federal Reserve announced that BNY’s SCB requirement would remain at 2.5%, equal to the regulatory floor, for the period from Oct. 1, 2024 through Sept. 30, 2025. In August 2025, the Federal Reserve announced that BNY’s SCB requirement would remain at 2.5%, equal to the regulatory floor, effective on Oct. 1, 2025, under the current capital plan rule. See “Supervision and Regulation” for additional information.

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

The following table presents our external TLAC and external LTD ratios.

TLAC and LTD ratios	Dec. 31, 2025
	Minimum required	Minimum ratios with buffers
			Ratios
Eligible external TLAC:
As a percentage of RWA	18.0%	21.5%	29.7%
As a percentage of total leverage exposure	7.5%	9.5%	13.6%

Eligible external LTD:
As a percentage of RWA	7.5%	N/A	14.3%
As a percentage of total leverage exposure	4.5%	N/A	6.5%
N/A – Not applicable.

If BNY maintains risk-based ratio or leverage TLAC measures above the minimum required level, but with a risk-based ratio or leverage below the minimum level with buffers, we will face constraints on dividends, equity repurchases and discretionary executive compensation based on the amount of the shortfall and eligible retained income.

Issuer purchases of equity securities

Share repurchases – fourth quarter of 2025			Total shares repurchased as part of a publicly announced plan or program	Maximum approximate dollar value of shares that may yet be purchased under the publicly announced plans or programs at Dec. 31, 2025
(dollars in millions, except per share amounts; common shares in thousands)	Total shares repurchased	Average price per share
October 2025	2,125	$107.45	2,125	$2,614
November 2025	4,410	109.07	4,410	2,133
December 2025	2,915	115.04	2,915	1,797
Fourth quarter of 2025 (a)	9,450	$110.54	9,450	$1,797	(b)
(a)    Includes 113 thousand shares repurchased at a purchase price of $12 million from employees, primarily in connection with the employees’ payment of taxes upon the vesting of restricted stock. The average price of open market share repurchases was $110.56.
(b)    Represents the maximum value of the shares to be repurchased under the share repurchase plan and includes shares repurchased in connection with employee benefit plans.

42 BNY

Results of Operations (continued)
In January 2023, we announced a share repurchase program approved by our Board of Directors providing for the repurchase of up to $5.0 billion of common shares beginning Jan. 1, 2023. This share repurchase plan replaced all previously authorized share repurchase plans.

In April 2024, we announced a new authorization providing for the repurchase of $6.0 billion of common shares. Share repurchases may be executed through open market repurchases, in privately negotiated transactions or by other means, including through repurchase plans designed to comply with Rule 10b5-1 and other derivative, accelerated share repurchase and other structured transactions. The timing and exact amount of any common stock repurchases will depend on various factors, including market conditions and the common stock trading price; the Company’s capital position, liquidity and financial performance; alternative uses of capital; and legal and regulatory limitations and considerations.

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

VaR (a)	2025			Dec. 31, 2025
(in millions)	Average	Minimum	Maximum
Interest rate	$7.3	$2.1	$17.9	$15.3
Foreign exchange	7.7	1.6	21.2	16.6
Equity	0.1	—	1.6	0.1
Credit	1.0	0.5	2.4	0.5
Diversification	(14.2)	N/M	N/M	(31.2)
Overall portfolio	1.9	1.0	4.5	1.3

VaR (a)	2024			Dec. 31, 2024
(in millions)	Average	Minimum	Maximum
Interest rate	$2.7	$1.9	$4.6	$2.6
Foreign exchange	2.2	1.6	3.0	2.0
Equity	0.1	—	1.0	0.1
Credit	1.3	0.9	1.9	1.5
Diversification	(4.4)	N/M	N/M	(4.8)
Overall portfolio	1.9	1.4	3.0	1.4
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

BNY 43

Results of Operations (continued)
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

During 2025, interest rate risk generated 45% of average gross VaR, foreign exchange risk generated 48% of average gross VaR, equity risk generated 1% of average gross VaR and credit risk generated 6% of average gross VaR. During 2025, our daily trading loss exceeded our calculated VaR amount of the overall portfolio on three occasions.

The following table of total daily trading revenue or loss illustrates the number of trading days in which our trading revenue or loss fell within particular ranges during the past five quarters.

Distribution of trading revenue (loss) (a)
	Quarter ended
(dollars in millions)	Dec. 31, 2025	Sept. 30, 2025	June 30, 2025	March 31, 2025	Dec. 31, 2024
Revenue range:	Number of days
Less than $(2.5)	—	—	1	1	—
$(2.5) – $0	—	2	2	4	2
$0 – $2.5	16	15	10	16	12
$2.5 – $5.0	32	31	28	17	26
More than $5.0	16	16	22	23	24
(a)    Trading revenue (loss) includes realized and unrealized gains and losses primarily related to spot and forward foreign exchange transactions, derivatives and securities trades for our customers and excludes any associated commissions, underwriting fees and net interest income.

Trading assets include debt and equity instruments and derivative assets, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading assets were $14.3 billion at Dec. 31, 2025 and $14.0 billion at Dec. 31, 2024.

Trading liabilities include debt and equity instruments and derivative liabilities, primarily foreign exchange and interest rate contracts, not designated as hedging instruments. Trading liabilities were $6.1 billion at Dec. 31, 2025 and $4.9 billion at Dec. 31, 2024.

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

At Dec. 31, 2025, our OTC derivative assets, including those in hedging relationships, of $1.4 billion included a credit valuation adjustment (“CVA”) deduction of $9 million. Our OTC derivative liabilities, including those in hedging relationships, of $2.6 billion included a debit valuation adjustment (“DVA”) of $7 million related to our own credit spread. Net of hedges, the CVA decreased by $3 million and the DVA increased by $3 million in 2025, which decreased other trading revenue by $1 million in 2025. During 2025, no realized losses were charged off against CVA reserves.

At Dec. 31, 2024, our OTC derivative assets, including those in hedging relationships, of $3.7 billion included a CVA deduction of $11 million. Our OTC derivative liabilities, including those in hedging relationships, of $2.9 billion included a DVA of $7 million related to our own credit spread. Net of hedges, the CVA increased by less than $1 million and the DVA decreased by less than $1 million in 2024, which decreased other trading revenue by $1 million in 2024. During 2024, no realized loss was charged off against CVA reserves.

The table below summarizes our exposure, net of collateral related to our derivative counterparties, as determined on an internal risk management basis.

44 BNY

Results of Operations (continued)
Significant changes in counterparty credit ratings could alter the level of credit risk faced by BNY.

Foreign exchange and other trading counterparty risk rating profile

	Dec. 31, 2025		Dec. 31, 2024
(dollars in millions)	Exposure, net of collateral	Percentage of exposure, net of collateral	Exposure, net of collateral	Percentage of exposure, net of collateral
Investment grade	$1,078	95%	$3,201	98%
Non-investment grade	62	5%	76	2%
Total	$1,140	100%	$3,277	100%

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

The following table shows net interest income sensitivity for BNY.

Estimated changes in net interest income (in millions)	Dec. 31, 2025	Sept. 30, 2025	Dec. 31, 2024
Up 200 bps rate shock vs. baseline	$(19)	$(19)	$134
Up 100 bps rate shock vs. baseline	30	20	125
Long-term up 100 bps, short-term unchanged	116	102	88
Short-term up 100 bps, long-term unchanged	(86)	(82)	37
Long-term down 100 bps, short-term unchanged	(126)	(109)	(90)
Short-term down 100 bps, long-term unchanged	(5)	(8)	(104)
Down 100 bps rate shock vs. baseline	(131)	(117)	(194)
Down 200 bps rate shock vs. baseline	(372)	(309)	(471)

At Dec. 31, 2025, the changes in the impacts of a 100 and 200 basis points upward or downward shift in rates on net interest income compared with Sept. 30, 2025 were primarily driven by an increase in floating-rate assets.

While the net interest income sensitivity scenario calculations assume static deposit balances to facilitate consistent period-over-period comparisons, net interest income is impacted by changes in deposit balances and interest rate trajectory. Noninterest-

BNY 45

Results of Operations (continued)
bearing deposits are particularly sensitive to changes in short-term rates.

To illustrate the net interest income sensitivity to non-interest-bearing deposits, we estimate that a $5 billion instantaneous reduction/increase in U.S. dollar-denominated noninterest-bearing deposits would reduce/increase the net interest income sensitivity results in the up 100 basis point rate shock scenario in the table above by approximately $220 million, and in the down 100 basis point rate shock scenario by approximately $120 million. The impact would be smaller if the reduction/increase was assumed to be a mixture of interest-bearing and noninterest-bearing deposits.

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
The following table shows how EVE would change in response to changes in interest rates.

Estimated changes in EVE	Dec. 31, 2025

Rate change:
Up 200 bps vs. baseline	(2.3)%
Up 100 bps vs. baseline	(0.2)%
Down 100 bps vs. baseline	(0.7)%
Down 200 bps vs. baseline	(2.1)%

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

To manage foreign exchange risk, we fund foreign currency-denominated assets with liability instruments denominated in the same currency. We utilize various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in foreign markets. We use forward foreign exchange contracts to protect the value of our net investment in foreign operations. At Dec. 31, 2025, net investments in foreign operations totaled $16 billion and were spread across 18 foreign currencies.

46 BNY

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

BNY’s Risk Identification process is a core component of BNY’s risk framework and is the foundation for understanding and managing risk. We utilize a common risk language, our Risk Taxonomy, to identify risks across our primary risk categories: Operational Risk, Market Risk, Credit Risk, Liquidity Risk, Capital Risk, Model Risk and Strategic Risk. Quarterly, the Company engages in a process designed to document identification and assessment of its risks, and to determine the set of risks material to BNY. Outputs from the Risk Identification process inform elements of our risk framework such as our Risk Appetite as well as Enterprise-wide Stress Testing and Capital Planning.

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

BNY conducts Enterprise-wide Stress Testing as part of its Internal Capital Adequacy Assessment Process in accordance with the Company’s Comprehensive Capital Analysis and Review (“CCAR”), and as required by the enhanced prudential standards issued pursuant to the Dodd-Frank Wall Street Reform and
Consumer Protection Act (the “Dodd-Frank Act”). Enterprise-wide Stress Testing considers the Company’s lines of business, products, geographic areas and risk types incorporating the results from underlying models and projections for a range of stress scenarios. Additional details on Capital Planning and Stress Testing are included in “Supervision and Regulation.”

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

Risk and Compliance is the independent second line of defense, reporting to the Chief Risk Officer. The Chief Risk Officer reports to both the Chief Executive Officer and the Risk Committee of the Board. Risk and Compliance is responsible for establishing policies, expectations and guidance for managing risk at BNY while also independently monitoring, reviewing and challenging the first line. To facilitate the comprehensive global application of consistent standards for each risk or compliance topic, independent oversight is provided by Risk and Compliance across our risk categories, businesses and legal entities.

Internal Audit is BNY’s third line of defense and serves as an independent, objective assurance function that reports directly to the Audit Committee of the Board. It assists the Company in accomplishing its objectives by bringing a systematic, disciplined, risk-based approach to evaluate and improve the effectiveness of the Company’s risk management, control and governance processes. The scope of Internal Audit’s work includes the review and evaluation of the adequacy, effectiveness and sustainability of risk management procedures, internal control systems, information systems and governance processes.

BNY 47

Risk Management (continued)
Governance

BNY’s management is responsible for execution of the Company’s risk management framework and the governance structure that supports it, with oversight provided by BNY’s Board of Directors through two key Board committees: the Risk Committee and the Audit Committee.

A summary of the governance structure is provided below.

BNY Board of Directors

Risk Committee	Audit Committee

Enterprise Risk Committee (“ERC”)

•Anti-Money Laundering Oversight Committee •Asset Liability Committee •Compliance & Ethics Oversight Committee •Consumer Risk & Compliance Committee	•Financial Risk Committee •Legal Oversight Committee •New Product & Activity Committee •Operational Risk Committee	•Platforms Risk Committee •Regulatory Oversight Committee •Resolvability Steering Committee •Technology Risk Committee

The Risk Committee is comprised entirely of independent directors and meets on a regular basis to oversee the risk management policies and practices of the Company’s global operations and oversee the Company’s global risk management framework. The roles and responsibilities of the Risk Committee are described in more detail in its charter, a copy of which is available on our website, www.bny.com.

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

The ERC is the most senior risk committee at the management level and oversees the Company’s risk profile, monitors top and emerging risks, and evaluates significant risk/reward trade-offs. The committee is chaired by the Chief Risk Officer, and its members include the Chief Financial Officer,
Chief Information Officer and Global Head of Engineering, Chief Commercial Officer and General Counsel.

Subcommittees of the ERC include:
•Anti-Money Laundering Oversight Committee: Oversees the systems and controls related to all aspects of Financial Crimes Compliance, including Anti-Money Laundering, Anti-Bribery & Corruption, Anti-Tax Evasion, Data & Analytics oversight, Know Your Customer, Compliance Testing and Risk Assessment, Economic Sanctions and Quality Assurance.
•Asset Liability Committee (“ALCO”): Provides balance sheet oversight, including capital, liquidity and interest rate risk management.
•Compliance and Ethics Oversight Committee: Provides governance and oversight of the operations of the Compliance and Ethics function and the management and reporting of compliance risk-related issues, as well as Compliance and Ethics processes, policies, procedures and standards.
•Consumer Risk & Compliance Committee: Provides oversight of the Company’s consumer risk profile and related compliance with applicable laws, regulations and company policies.

48 BNY

Risk Management (continued)
•Financial Risk Committee: Reviews key financial risk topics including market risk, credit risk, capital management, investment portfolio, liquidity risk, and interest rate risk in the banking book, ensuring alignment with risk appetite and regulatory requirements.
•Legal Oversight Committee: Oversees significant legal and regulatory matters, including internal investigation-related issues and sensitive employment-related matters.
•New Product & Activity Committee: Reviews and approves proposals that seek to introduce, modify, or retire products and activities.
•Operational Risk Committee: Oversees the operational risk profile and is responsible for monitoring and managing the appropriateness of the operational risk framework, policy design, adherence tracking and mitigating controls.
•Platforms Risk Committee: Takes a holistic cross-platform view of risks manifesting within and between platforms, enhancing transparency of the key risk and control issues and aligning cross-platform risk reduction efforts.
•Regulatory Oversight Committee: Provides strategic direction, oversight, challenge, and coordination across regulatory remediation initiatives.
•Resolvability Steering Committee: Establishes program governance and oversight framework for BNY Recovery and Resolution Plans and associated activities.
•Technology Risk Committee: Oversees the technology risk profile and is responsible for identifying, assessing, adjudicating, and mitigating risks stemming from technology practices.

Risk Types Overview

The understanding, identification, measurement and mitigation of risk are essential elements for the successful management of BNY. We leverage a comprehensive risk taxonomy to support consistent language for defining and understanding risks. The primary categories in our risk taxonomy are:

Type of risk	Description
Operational
The risk of loss and/or regulatory, legal or reputational impact resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes risks, such as data, fraud, third party, compliance and financial crimes, and technology.

Market	The risk of financial loss or adverse change to the economic condition of BNY resulting from movements in market risk factors. Market risk factors include, but are not limited to, interest rates, credit spreads, foreign exchanges rates, commodity prices, and equity prices.
Credit	The risk of adverse financial outcomes arising from credit events (default, bankruptcy, ratings migration) associated with obligor/counterparty not meeting (inability/unwilling) its contractual obligations. Credit risk is present in the majority of our assets, but primarily concentrated in the loan and securities portfolios, as well as foreign exchange and off-balance sheet exposures such as lending commitments, letters of credit and securities lending indemnifications.
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

Capital	The risk to capital adequacy arising from adverse changes in leverage and risk-based asset exposures as well as capital adjustments, capital deductions, composition of capital, and legal entity dynamics.
Model	The risk of adverse consequences from business processes and/or decisions based on incorrect or misuse of model outputs and related reports. Adverse consequences could include financial loss, poor business and strategic decision-making, and/or damage to BNY’s reputation.
Strategic	The risk arising from the flawed design, decision or implementation of a business strategy, and potential disruption to business strategy by external factors and/or internal decisions. More specifically, the risks arising from adverse business decisions, poor implementation of business decisions or lack of responsiveness to changes in the financial industry and operating environment. Strategic risks may also arise from the acceptance of new businesses, the introduction or modification of products, strategic finance and risk management decisions, business process changes, complex transactions, acquisitions/divestitures/joint ventures and major capital expenditures/investments.

BNY 49

Risk Management (continued)
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

The organizational framework for operational risk is based upon a strong risk culture that incorporates both governance and risk management activities.

Businesses are responsible for maintaining an effective system of internal controls commensurate with the business risk profiles and in accordance with BNY policies and procedures.

Operational Risk Management is the independent second line function responsible for developing risk management policies and tools for assessing, measuring, monitoring and managing operational risk for BNY. The primary objectives of the Operational Risk Management Framework are to promote effective risk management, identify emerging risks and drive improvement in controls and to reduce operational risk. The Operational Risk Management function includes independent operational risk oversight of all lines of business and functions, as well as specialist oversight of areas such as data management risk, fraud risk, and third party risk.

•Data management risk: Data management risk arises when we fail to consistently manage and control our data assets through the entire lifecycle, including managing the production, confidentiality, quality, integrity, availability, and retention of data information.

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

We also consider data-related risks in the execution of our business objectives and processes, including the development of new products and services, including artificial intelligence applications. We remain committed to increasing the effectiveness of our data management practices which are designed to enable us to deliver products and services to our clients across the investment lifecycle.

•Fraud risk: Fraud risk, the risk associated with an internal or external party deliberately performing an activity that relies on deception to achieve financial gain to the detriment of BNY or its clients or affiliated or related parties, is an inherent risk as part of our business. As part fraud prevention, we utilize tools which include culture and awareness campaigns, risk identification, risk assessment and risk mitigation which help us understand key fraud risks and controls and to educate employees about the expectations of identifying and reporting fraud attempts in order to protect assets of BNY and its clients.

•Third party risk: Third party risk is the risk of an adverse impact on the Company due to reliance on third parties, including vendors, that provide

50 BNY

Risk Management (continued)
goods or perform services or other benefits on our behalf or on behalf of our clients. As part of our third-party risk management framework, we identify, evaluate, measure, mitigate, monitor and re-assess risks in an attempt to reduce the likelihood of, and negative impacts from, operational failures throughout the lifecycle of an engagement with a third party.

Compliance and financial crimes risk is a subset of operational risk with second line Compliance and Ethics and Financial Crime Compliance teams. Compliance and financial crimes risk is defined as the risk of legal or regulatory sanctions, material financial loss, or a financial institution’s reputational harm as a result of its failure to comply with laws, regulations, rules, related self-regulatory organizational standards, and codes of conduct or organizational standards of practice. We seek to comply with all obligations through a comprehensive, integrated Compliance and Ethics Management Framework.

Technology risk is also a subset of operational risk. Technology Risk Management is part of the second line of defense risk function providing oversight over technology risks in an effort to improve the likelihood that technology risks are identified, considered, and managed effectively against the stated risk appetite of the Company. Technology Risk Management is responsible for developing risk management policies and tools in an effort to identify and manage risks across cyber, infrastructure, applications, and resiliency and is responsible for confirming such policies and tools are well understood by the first line of defense. Further, Technology Risk Management oversees the risk reporting process through our governance and that the risks are managed within our defined risk appetite and risk management framework. Technology Risk Management uses its expertise in engaging in centralized activities and capabilities, and data-driven methodologies. Additionally, Technology Risk Management acts as a catalyst to drive the development of global technology policies, key controls, and methods to assess, measure, and monitor information and technology risk for BNY. The function also conducts integrated independent assessments on multiple cyber and digital initiatives within the Company and works to drive better understanding and a more accurate assessment of technology risks.

Operational resiliency is a strategic priority for the Company. Foundational to our enterprise resiliency strategy is the Business Services Framework, governed by the first line Enterprise Resiliency Office, with second line oversight from Resiliency Risk Management. First line business management is accountable for maintaining effective resiliency capabilities under this framework, while Engineering and Operations are responsible for successful execution in coordination with the business. Elements of the resiliency strategy include the Business Services Framework, management of technology assets, Incident and Crisis Management, as well as Disaster Recovery Testing and Business Continuity capabilities. We are also focused on the resiliency capabilities of our third-party service providers. These processes are intended to position the Company to continuously deliver services to our clients through our ability to prevent, respond to and recover from business disruptions and threats.

Market risk

Our business activity tends to minimize our direct exposure to market risk, with such risk primarily limited to market volatility from trading activity in support of clients. More significant market risk is assumed in the form of interest rate and credit spread risk within the investment portfolio as a means for asset/liability management and net interest income generation, and also through the interest rate risk associated with BNY’s balance sheet position which is sensitive to adverse movements in interest rates.

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

BNY 51

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

BNY seeks to limit both on- and off-balance sheet credit risk through prudent underwriting and the use of capital only where risk-adjusted returns warrant. We seek to manage risk and improve our portfolio diversification through syndications, asset sales, credit enhancements and active collateralization and netting agreements. In addition, we have a separate Credit Risk Review Group composed of experienced loan review officers who perform timely reviews of the loan files and credit ratings assigned to the loans.

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

The Board of Directors approves liquidity risk tolerance and is responsible for oversight of liquidity risk management of the Company. ALCO provides governance for the appropriate execution of Board-approved strategies, policies and procedures for managing liquidity. Senior management is responsible for executing those Board-approved strategies, policies and procedures for managing liquidity which ALCO oversees, as well as regularly reporting the liquidity position of the Company to the Board of Directors. The Financial Risk Committee provides governance over independent risk oversight of financial risks, including liquidity risks, and oversees the establishment of control frameworks.

BNY actively manages and monitors its cash position, quality of the investment portfolio, intraday liquidity positions and potential liquidity needs in order to support the timely payment and settlement of

52 BNY

Risk Management (continued)
obligations under both normal and stressed conditions. The Company uses a range of stress testing measures in connection with its efforts to maintain sufficient liquidity relative to risk appetite, including the Liquidity Coverage Ratio and Internal Liquidity Stress Testing.

Capital risk

Capital risk is the risk that the firm’s capital position becomes insufficient to absorb losses, support ongoing operations, and pursue strategic objectives due to adverse market conditions, losses and impairments, model errors, regulatory changes, or poor strategic planning. The Company operates under a capital management framework that is designed to ensure we have enough capital to operate under a range of conditions, meet our regulatory requirements, remain resilient to economic stress, and deploy capital in a prudent manner to optimize shareholder value.

Each of the Company’s primary risks can ultimately affect capital by influencing profits and losses or through changes in Other Comprehensive Income. As capital is assessed relative to the Company’s underlying exposures through the use of capital ratios, fluctuations in leverage and risk-based exposures may lead to volatility in capital ratios.

Oversight of capital management encompasses several key activities, including capital adequacy assessment, capital planning, stress testing, managing risk-weighted assets, and maintaining robust capital measurement practices. These responsibilities are carried out by independent risk management within the second line of defense. Capital oversight also includes monitoring critical programs such as the Company’s CCAR and Dodd-Frank Act Stress Test (“DFAST”) processes and review and challenge of regulatory capital requirements interpretations.

Model risk

Models support management of risk, our internal business processes more broadly, and our product and service offerings to clients. Among their many functions, models help us value securities, rate the quality of an obligor’s credit, establish capital needs and monitor liquidity trends. Models can have flaws in their design, underlying methodology, and implementation. Further, misuse or inappropriate application of models can also lead to model risk through a misunderstanding of model limitations/assumptions or reliance on model outputs without adequate controls or context. When this happens, the Company could be exposed to adverse consequences including financial loss, poor business decisions, and reputational harm. We aim to maintain a low-risk environment with respect to model risk.

Model Risk Management is a function within our second line of defense and is responsible for developing and managing the frameworks and processes through which models are initiated, documented, validated, monitored, and governed throughout their useful life from development to retirement. These processes include enforcement of standards for developing models, risk assessment and validation of models, change control, and monitoring the ongoing performance of models. The function is independent of model developers and users. Model Risk Management’s framework includes use cases employing artificial intelligence, including large language models, and Model Risk Management is among the functions integrated into the Company’s broader, cross-functional artificial intelligence risk management framework. Model Risk Management is responsible for maintaining an active inventory of models, and models must be declared to Model Risk Management for evaluation by the Company’s staff.

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

BNY 53

Risk Management (continued)
conditions or client preferences could result in poor strategic positioning and potential negative financial impact. While it is essential that we continue to innovate and respond to changing markets and client demand, we strive to do so in a manner that does not adversely affect our financial position or compromise our fundamental business strategy.

Other Risk Considerations

In addition to the primary risk categories and sub-categories noted above, we consider risks that have significance and may manifest across multiple categories of risk. These risk considerations include sustainability, reputational, and geopolitical and country risk.

Sustainability risk

We are exposed to sustainability risk factors that may lead to increased risk levels across one or more enterprise risk categories and may impact our risk management frameworks. For example, climate risks include physical risks from acute and chronic weather-related effects as well as transition risks from changes such as fiscal policy, legislation and regulation, technological development, and investor and customer preference changes.

These effects may be wide-ranging with potential financial and operational resilience implications that could negatively impact the Company’s strategic objectives and financial performance, reputation, business operations, ability to service clients and broad stakeholder relationships. Potential risk outcomes include, but are not limited to, adverse publicity, loss of business, financial loss, litigation, employee impacts, and other operational impacts. For example, sustainability-related impacts have been identified across our credit portfolios, strategic positioning, operational resiliency, and the pace and volume of regulatory change, with the potential for reputational impacts across these areas. Thus, these risk factors are considered when managing risk within appetite and limits across the enterprise risk categories.

Our reputation

We are exposed to potential reputational harm as a result of negative stakeholder perception which may result from any decision, action, or inaction by BNY, any of our employees, or through other associated parties, such as clients, strategic partners, and third parties. Reputational harm could impact current or anticipated earnings, capital, liquidity, brand, and enterprise value, and can stem from any line of business, corporate function, legal entity, product, or service.

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

54 BNY

Cybersecurity
BNY maintains a broad range of defenses aimed at remaining abreast of and responding to evolving cybersecurity threats impacting the Company, its operations, its clients, its third-party service providers and the broader financial services sector. During 2025, cybersecurity threats did not have a material effect on the Company’s business strategy or operations. However, the financial services sector is prone to cybersecurity threats, and there can be no assurance that the Company will be able to successfully protect its information systems against material cybersecurity incidents in the future. Given the increasing prevalence and severity of cybersecurity incidents affecting financial institutions, other companies and governmental agencies as well as the evolving and adaptive nature of cybersecurity threats, cybersecurity risk management is a priority for the Company that impacts its allocation of resources, operations and risk management strategy. For a further discussion of the various risks related to cybersecurity threats and the potential impact on the Company’s business strategy, results of operations or financial condition, see “Risk Factors – Operational Risk.”

Risk management strategy and procedures

BNY has implemented policies and procedures designed to detect, prevent and respond to malicious and accidental disruptions to the delivery of critical technology services. BNY’s cybersecurity risk management program is embedded in the Company’s three lines of defense model.

As part of its first line of defense, the Company maintains a dedicated Cybersecurity organization, led by the Chief Information Security Officer (the “CISO”), that is responsible for the day-to-day management of risks from cybersecurity threats. Cybersecurity’s responsibilities include cybersecurity threat intelligence, incident response and other cybersecurity operations aimed at enabling the Company to identify, assess and manage existing and emerging cybersecurity threats. Cybersecurity monitors for potential threats and communicates relevant risks to the CISO and other members of executive management. Additionally, Cybersecurity maintains a cybersecurity incident response and reporting process pursuant to which cybersecurity incidents are classified according to their severity based upon an assessment of multiple factors. Certain cybersecurity incidents may activate enterprise-wide resiliency processes, which include, among other things, escalation through the management and Board committee structures described below. In addition, the Company maintains a preparedness program designed to reinforce cybersecurity risk management practices and compliance with the Company’s policies and procedures. The preparedness program includes mandatory training for all employees, contractors and consultants, enhanced training for those in roles presenting higher risk, calibrated phishing email simulations, distribution of information security awareness materials and cybersecurity event simulation exercises. In addition, the Company leverages both internal and external assessments and engages with third-party assessors, consultants and auditors to evaluate and test its cybersecurity controls and provide guidance on potential improvements, including design and operating effectiveness. BNY’s information security management system is certified to the ISO 27001 standard by an independent, accredited certification body, and the Company maintains this certification through periodic external audits and ongoing monitoring.

The Company has standing arrangements with third parties to assist the Company in identifying, assessing and managing cybersecurity threats, including in connection with risk assessments, penetration testing, legal advice and other aspects of the Company’s cybersecurity risk management and incident response processes. As a global financial institution, BNY is subject to supervisory oversight across multiple jurisdictions, where regulators conduct periodic reviews of the Company’s cybersecurity controls for compliance with applicable laws and alignment with regulatory expectations. Insights from these independent assessments and regulatory examinations inform the ongoing enhancement of BNY’s cybersecurity program.

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

BNY 55

Cybersecurity (continued)
Cybersecurity is subject to ongoing review and challenge from Technology Risk Management, which is a part of the independent second line of defense risk function. Technology Risk Management, together with the broader Risk & Compliance group, is responsible for and manages the Company’s risk management framework and establishes guidance for Cybersecurity and management designed to help identify, assess and manage cybersecurity risk. For more information on how we monitor and manage our risk management framework, see “Risk Management – Overview.”

Internal Audit serves as the third line of defense and provides an independent view on how effectively the organization as a whole manages cybersecurity risk.

For a further discussion of BNY’s three lines of defense model, see “Risk Management – Three Lines of Defense.”

Risk management oversight and governance

The Company’s management is responsible for assessing and managing the Company’s material risks from cybersecurity threats with oversight provided by the Parent’s Board of Directors and the Board committees. The Risk Committee of the Board has primary responsibility for oversight of the overall operation of the Company’s risk management framework, including policies and practices addressing cybersecurity risk, and is responsible for the oversight of the second line of defense with respect to its cybersecurity risk management responsibilities. The Technology Committee of the Board and the full Board regularly receive reports and briefings from management concerning cybersecurity matters, including any significant changes to the Company’s cybersecurity program. The Company also has protocols for escalating cybersecurity threats and incidents to the Technology Committee of the Board and the full Board of Directors. In addition, the Audit Committee monitors and oversees the performance of Internal Audit, including with respect to its cybersecurity risk management responsibilities.

At the management level, the Technology Oversight Committee, which is the senior management committee responsible for the governance and oversight of the Company’s significant technology projects and initiatives, reviews reports from management concerning Cybersecurity and is responsible for, among other things, escalating issues, including significant cybersecurity threats and incidents, to the Technology Committee of the Board and the full Board of Directors. The Technology Oversight Committee is chaired by the Chief Information Officer and Global Head of Engineering (the “CIO”).

The Technology Risk Committee is the most senior governance committee primarily focused on cybersecurity and technology risk issues and is a part of the second line of defense risk function. It is responsible for, among other things, overseeing and reviewing emerging cybersecurity risks, significant cybersecurity incidents and remediation plans. The Technology Risk Committee receives reports from management and has protocols for escalating certain issues and risks to the ERC and the Risk Committee of the Board of Directors. The Technology Risk Committee is chaired by the Chief Technology Risk Officer. Members include key leaders from the first line of defense, including the CISO.

BNY’s CIO, CISO and Chief Technology Risk Officer each have extensive experience in assessing and managing risks from cybersecurity threats. The Company’s CIO joined BNY in 2024 from a large multinational company, where she was responsible for overseeing information technology and cybersecurity operations. The Company’s CISO joined BNY in 2025 and previously led the global assurance function for cybersecurity and technology controls at a global systemically important financial institution. The Company’s Chief Technology Risk Officer joined BNY in 2024 and has previous experience as Global Head of Cyber, Technology and Information Security Risk Management at a global systemically important financial institution and over a decade of experience serving the U.S. intelligence community in a variety of cybersecurity-related positions. The Company believes that refreshing leadership in the CIO, CISO, and Chief Technology Risk Officer roles brings new perspectives and specialized expertise to enhance cybersecurity practices, while continuity is safeguarded through disciplined succession and transition planning.

For a further discussion of BNY’s risk management governance structure, see “Risk Management – Governance.”

56 BNY

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

Since 2008, the financial services industry has been the subject of enhanced regulatory oversight. Our businesses have been subject to a significant number of global reform measures. Moreover, global political developments, including in the United States, have resulted and may continue to result in legislative and regulatory changes to key aspects of laws and regulations affecting large banking and financial institutions and in laws or regulations relating to sustainability matters.

The current U.S. presidential administration has issued executive orders associated with, among other things, federal policy concerning tariffs, artificial intelligence, and digital assets. As the federal government’s posture on these and other matters continues to evolve, BNY is reviewing the impacts of these orders on its business and operations.

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

BNY 57

Supervision and Regulation (continued)
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

On March 4, 2020, the Federal Reserve finalized an SCB rule, which made changes to the capital plan rule. The SCB rule eliminated the quantitative grounds for objection to a firm’s CCAR capital plan and introduced an SCB that became part of quarterly capital requirements of CCAR firms on Oct. 1, 2020. The final rule replaced the 2.5% capital conservation buffer with an SCB requirement for capital ratios under the U.S. capital rules’ standardized approach risk-weightings framework (“Standardized Approach”) that is based on the largest projected decrease in a firm’s CET1 ratio in the nine-quarter CCAR supervisory severely adverse scenario plus four quarters of planned common stock dividends as percentage of RWAs. The SCB is subject to a 2.5% floor. Each CCAR firm, including BNY, will be notified of its SCB by August 31, and the SCB will become effective on October 1 of the applicable calendar year. In June 2025, the Federal Reserve notified BNY that its preliminary SCB requirement would remain at 2.5%, which equals the regulatory floor. The SCB requirement was confirmed via an announcement from the Federal Reserve in August 2025 and the 2.5% requirement remains in effect. The SCB rule requires that firms reduce their planned capital actions if those distributions would cause the firm to fall below applicable buffer requirements based on the firm’s own baseline scenario projections and allows firms to increase certain planned capital distributions if they are forecasted to be above capital buffer constraints. The SCB rule also eliminates the requirement for prior approval of capital distributions in excess of the distributions in a firm’s capital plan, provided that such distributions do not cause a breach of the firm’s capital ratios, including applicable buffers. In addition, the SCB rule provides that a firm must receive prior approval for any dividend, stock repurchase or other capital distribution, other than a capital distribution on a newly issued capital instrument, if a firm is required to resubmit its capital plan. See “MD&A – Results of Operations – Capital” for information about our share repurchase program.

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

On April 17, 2025, the Federal Reserve proposed to revise its capital plan rule to (1) measure the SCB as the average of the CET1 capital ratio declines in the Supervisory Severely Adverse scenario, as calculated by the Federal Reserve, from the two most recent supervisory stress tests, plus four quarters of planned common stock dividends as a percentage of risk-weighted assets, subject to a 2.5% floor, and (2) extend the annual effective date of the SCB by one quarter, from October 1 to January 1, so that,

58 BNY

Supervision and Regulation (continued)
following the supervisory stress test in a calendar year, new SCBs would generally be effective from January 1 through December 31 of the following calendar year.

Although the proposal has not yet been finalized, the Company currently anticipates that the proposal will not have an impact on the Company’s SCB requirement.

On Feb. 4, 2026, the Federal Reserve announced that firms will continue to be subject to their current SCB until they receive new SCBs in 2027 that can be calculated based on models that take public feedback into consideration in connection with the Oct. 24, 2025 proposal discussed under “Regulatory Stress-Testing Requirements” below. As a result, unless the Federal Reserve determines otherwise, our current SCB will remain in effect until Oct. 1, 2027.

Regulatory Stress-Testing Requirements

In addition to the CCAR stress testing requirements, Federal Reserve regulations also include complementary DFAST requirements. The CCAR and DFAST requirements substantially overlap, and the Federal Reserve implements them at the BHC level on a coordinated basis. Under these DFAST regulations, we are required to undergo an annual regulatory stress test conducted by the Federal Reserve. The BHC is required to conduct an annual company-run stress test. In addition, The Bank of New York Mellon is required to conduct an annual company-run stress test (although the bank is permitted to combine certain reporting and disclosure of its stress test results with the results of BNY). Results from our annual company-run stress tests are reported to the appropriate regulators and published.

On Oct. 24, 2025, the Federal Reserve proposed to revise its stress testing framework to increase transparency through an enhanced disclosure and feedback process for models and scenarios used in stress testing. The Federal Reserve’s proposal includes: (1) disclosing details of and soliciting comments on the models themselves, including proposed assumptions for credit losses and operational risk, and (2) publishing the 2026 stress test scenarios for comment. In February 2026, the Federal Reserve largely adopted the 2026 stress test scenarios as proposed. BNY is assessing the outstanding proposals.

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

BNY 59

Supervision and Regulation (continued)
Any countercyclical capital buffer required threshold arising from exposures outside the U.S. will also generally be subject to a 12-month phase-in period.

For G-SIBs like BNY, the U.S. capital rules’ buffers are also supplemented by a G-SIB risk-based capital surcharge, which is the higher of the surcharges calculated under two methods (referred to as “method 1” and “method 2”). Method 1 is based on the BCBS framework and considers a G-SIB’s size, interconnectedness, cross-jurisdictional activity, substitutability and complexity. Method 2 uses similar inputs but is calibrated to result in significantly higher surcharges and replaces substitutability with a measure of reliance on short-term wholesale funding. The G-SIB surcharge applicable to BNY for 2025 was 1.5%.

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

In addition, certain Advanced Approaches banking organizations, including BNY, are generally required to deduct from Tier 2 capital, subject to certain exceptions, direct, indirect and synthetic exposures to covered debt instruments, including TLAC instruments.

U.S. Capital Rules – Advanced Approaches Risk-Based Capital Rules

Under the U.S. capital rules’ Advanced Approaches framework, credit risk-weightings are generally based on risk-sensitive approaches that largely rely on the use of internal credit models and parameters, whereas, under the Standardized Approach, credit risk-weightings are generally based on supervisory risk-weightings which vary primarily by counterparty type and asset class. BNY is required to comply with Advanced Approaches reporting and public disclosures. For purposes of determining whether we meet minimum risk-based capital requirements under the U.S. capital rules, our CET1 ratio, Tier 1 capital ratio, and total capital ratio is the lower of each ratio as calculated under the Standardized Approach and under the Advanced Approaches framework (based on currently applicable buffers).

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

Securities finance transactions, including transactions in which we serve as agent and provide securities replacement indemnification to a securities lender, are treated as repo-style transactions under the U.S. capital rules. The rules do not permit a banking organization to use a simple VaR approach to calculate exposure amounts for repo-style transactions or to use internal models to calculate the exposure amount for the counterparty credit exposure for repo-style transactions under the Standardized Approach (although these methodologies are allowed in the Advanced Approaches). Under the Standardized Approach, a banking organization may use a collateral haircut approach to recognize the credit risk mitigation benefits of financial collateral that secures a repo-style transaction, including an agented securities lending transaction, among other transactions. To apply the collateral haircut approach, a banking organization must determine the exposure amount and the relevant risk-weight for the counterparty and collateral posted.

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

60 BNY

Supervision and Regulation (continued)
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

On Nov. 25, 2025, the Federal Reserve, Office of the Comptroller of the Currency, and the Federal Deposit Insurance Corporation jointly issued a final rule: (i) recalibrating the Enhanced Supplementary Leverage Ratio (“eSLR”) for G-SIBs from 2% to a buffer equal to 50% of a G-SIB’s method 1 surcharge calculated under the risk-based G-SIB surcharge framework; (ii) changing the eSLR for G-SIB depository institution subsidiaries from the 6% “well capitalized” threshold under the prompt corrective action framework to a buffer equal 50% of the G-SIB parent’s method 1 surcharge calculation, capped at 1%; (iii) removing the eSLR threshold as a consideration for being “well capitalized” under the prompt corrective action framework; (iv) amending the minimum leverage-based LTD requirement for G-SIBs to the sum of the total leverage exposure multiplied by 2.5% and the recalibrated eSLR buffer standard; and (v) replacing the 2% TLAC leverage buffer with a TLAC leverage buffer equal to the recalibrated eSLR buffer standard. The compliance date is April 1, 2026.

BCBS Revisions to Components of Basel III and U.S. Implementation

In December 2017, the BCBS released revisions to Basel III intended to reduce variability of RWA and improve the comparability of banks’ risk-based capital ratios. In January 2019, the BCBS released revised minimum capital requirements for market risk.

On July 27, 2023, the Federal Reserve, the OCC, and the FDIC proposed for comment substantial revisions to the capital requirements applicable to large banking organizations and to banking organizations with significant trading activity, including BNY, to implement the international capital standards issued by the BCBS. We will continue to monitor developments.

Risk-Based Capital Surcharges for Global Systemically Important Bank Holding Companies

On July 27, 2023, the Federal Reserve proposed amendments to its rule regarding risk-based capital surcharges for G-SIBs, including BNY, to revise certain systemic indicators and measures for G-SIB surcharges. We will continue to monitor developments.

Total Loss-Absorbing Capacity

The Federal Reserve imposes external TLAC and related requirements for U.S. G-SIBs, including BNY, at the top-tier holding company.

U.S. G-SIBs are required to maintain a minimum eligible external TLAC equal to the greater of (i) 18% of RWAs plus a buffer (to be met using only CET1) equal to the sum of 2.5% of RWAs, the G-SIB

BNY 61

Supervision and Regulation (continued)
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

On Aug. 29, 2023, the Federal Reserve proposed for comment amendments to the TLAC rule applicable to U.S. G-SIBs, including BNY. The proposal would: (i) require a $400,000 minimum denomination for newly issued long-term debt of G-SIBs used to satisfy TLAC and LTD requirements; (ii) allow only 50% of the amount of eligible long-term debt with a maturity of one year or more but less than two years to count towards TLAC requirements; and (iii) exempt certain agreements from the scope of the TLAC rule’s clean holding company prohibitions with respect to qualified financial contracts with third parties. We will continue to monitor developments.

Regulators in the UK and the European Union (“EU”) impose internal TLAC requirements on the foreign subsidiaries of U.S. G-SIBs. The EU’s Capital Requirements Regulation 2 (“EU CRR2”) requires EU material subsidiaries of non-EU G-SIBs (including BNY) to maintain a minimum level of internal loss absorbing capacity; this requirement continues under the EU’s proposed Capital Requirements Regulation 3 (“EU CRR3”). The BNY SA/NV is considered a material subsidiary for purposes of this regulation and is, therefore, subject to an internal TLAC requirement.

Prompt Corrective Action Regarding IDI Capital Requirements

The FDI Act, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 (“FDICIA”), requires the Agencies to take “prompt corrective action” in respect of IDIs that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The FDI Act imposes progressively more restrictive constraints on operations, management and capital distributions the less capital the institution holds. While these regulations apply only to banks, such as The Bank of New York Mellon and BNY Mellon, N.A., the Federal Reserve is authorized to take appropriate action against the parent BHC, such as the Parent, based on the undercapitalized status of any banking subsidiary. In certain circumstances, the Parent would be required to guarantee the performance of the capital restoration plan if one of our banking subsidiaries were undercapitalized.

The Agencies’ prompt corrective action framework contains “well capitalized” thresholds for IDIs. Under these rules, an IDI must have the capital ratios as detailed in the “Capital” disclosure in order to satisfy the quantitative ratio requirements to be deemed “well capitalized.”

Liquidity Standards – Basel III and U.S. Rules

BNY is subject to the U.S. LCR Rule, which is designed to ensure that BNY and certain domestic bank subsidiaries maintain an adequate level of unencumbered HQLA equal to their expected net cash outflow for a 30-day time horizon under an acute liquidity stress scenario. As of Dec. 31, 2025, the Parent and its domestic bank subsidiaries were in compliance with applicable LCR requirements.

The Agencies have issued a final NSFR rule that implements a quantitative long-term liquidity requirement applicable to large and internationally

62 BNY

Supervision and Regulation (continued)
active banking organizations, including BNY. Under the final rule, BNY’s NSFR is expressed as a ratio of its available stable funding to its required stable funding amount, and BNY is required to maintain an NSFR of 1.0. As of Dec. 31, 2025, BNY was in compliance with the NSFR rule.

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

On June 25, 2020, a second set of amendments to the Volcker Rule was released, which is principally focused on the restrictions on banking entities’ investments in, sponsorship of, and other relationships with covered funds. Generally, the changes establish new exclusions from the covered fund definition for certain types of investment vehicles, modify the eligibility criteria for certain existing exclusions, and clarify and modify other provisions with respect to investment in, sponsoring of, and transactions with, covered funds.

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

BNY 63

Supervision and Regulation (continued)
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

On June 20, 2024, the FDIC issued a final rule amending its resolution planning rule applicable to covered IDIs. The amended rule: (i) adjusts the frequency of resolution plan submissions by IDIs affiliated with a U.S. G-SIB, including The Bank of New York Mellon, from a 3-year cycle to a 2-year cycle; (ii) expands resolution plan content requirements; (iii) requires IDIs to provide the FDIC with notice within 45 days of certain “extraordinary events”; and (iv) revises certain definitions to be more consistent with similar concepts and approaches under the Dodd-Frank Act. The final rule became effective on Oct. 1, 2024 and was subsequently modified through a series of FAQs issued by the FDIC in 2025. On Dec. 31, 2025, the FDIC announced an update to IDI resolution planning requirements for FDIC-insured depository institutions with $50 billion or more in assets. The FDIC stated that covered IDI subsidiaries of G-SIBs that are scheduled to file full resolution submissions on or before July 1, 2026 (such as The Bank of New York Mellon) will instead be required to submit content equivalent to an interim supplement by that date. The Bank of New York Mellon submitted its last IDI resolution plan to the FDIC on Dec. 1, 2023.

In 2019, the Federal Reserve and FDIC issued a final rule modifying certain requirements for the 165(d) resolution plan. The final rule requires U.S. G-SIBs, such as BNY, to file alternating full and more limited, targeted resolution plans every two years. The final rule does not materially modify the components or informational requirements of full resolution plans. The Federal Reserve and FDIC found no deficiencies or shortcomings in BNY’s 2023 full resolution plan submission. BNY submitted a targeted resolution plan on July 1, 2025, and the next full resolution plan submission is due on or before July 1, 2027.

If the Federal Reserve and FDIC jointly determine that our 165(d) resolution plan is not credible, and we fail to address the deficiencies in a timely manner, the FDIC and the Federal Reserve may jointly impose more stringent capital, leverage or liquidity requirements or restrictions on our growth, activities or operations. If we continue to fail to adequately remedy any deficiencies, we could be required to divest assets or operations that the regulators

64 BNY

Supervision and Regulation (continued)
determine necessary to facilitate our orderly resolution.

The resolution strategy set out in our 165(d) resolution plan is a single point of entry strategy, whereby certain key operating subsidiaries would be provided with sufficient capital and liquidity to operate in the event of material financial stress or failure, and only our parent holding company would file for bankruptcy. In connection with our single point of entry resolution strategy, we have established the IHC to facilitate the provision of capital and liquidity resources to certain key subsidiaries in the event of material financial distress or failure. These resources are incremental to resources already pre-positioned at the key subsidiaries. In addition, we have a binding support agreement in place that requires the IHC to provide that support. The support agreement required the Parent to transfer its intercompany loans and most of its cash to the IHC and requires the Parent to continue to transfer cash and other liquid financial assets to the IHC on an ongoing basis.

BNY and the other U.S. G-SIBs are also subject to heightened supervisory expectations for recovery and resolution preparedness under Federal Reserve rules and guidance. The Federal Reserve incorporates reviews of our capabilities in respect of recovery and resolution preparedness as part of its ongoing supervision of BNY.

In the European Economic Area (“EEA”) and in the UK, the Bank Recovery and Resolution Directive, as amended by the Bank Recovery and Resolution Directive II (“BRRD”), provides the legal framework for recovery and resolution planning, including a set of harmonized powers to resolve or implement recovery of in-scope institutions, such as EEA and UK subsidiaries of third-country banks. The UK transposed the BRRD into local legislation and regulation before the UK exit from the EU on Dec. 31, 2020, and this continues to be effective under the UK regulatory framework as “retained EU law.”

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

Under applicable rules, in-scope institutions are required to maintain a minimum requirement for their own funds (defined as regulatory capital) and eligible liabilities (“MREL”) that can be written down or bailed-in to absorb losses. MREL is set on a case-by-case basis for each institution and is applicable to certain EU- and UK-domiciled credit institutions and certain foreign subsidiaries subject to recovery and resolution planning. As a material subsidiary, BNY SA/NV is also subject to internal MREL.

Rules on Resolution Stays for Qualified Financial Contracts

The Agencies’ regulations require U.S. G-SIBs (and their subsidiaries and controlled entities) and the U.S. operations of foreign G-SIBs to amend their covered qualified financial contracts (“QFCs”), thereby facilitating the application of U.S. special resolution regimes as necessary.

The regulations allow these G-SIBs to comply by amending covered QFCs (with the consent of relevant counterparties) using the International Swaps and Derivatives Association (“ISDA”) 2018 U.S. Resolution Stay Protocol, ISDA 2015 Universal Stay Protocol or by executing appropriate bilateral amendments to the covered QFCs. BNY entities, which have been confirmed to engage in covered QFC activities, have adhered to the Protocol and, where necessary, have executed bilateral amendments to cover QFCs.

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

BNY 65

Supervision and Regulation (continued)
formed “bridge” bank without the approval of the depository institution’s creditors;
•Enforce the terms of the depository institution’s contracts pursuant to their terms without regard to any provisions triggered by the appointment of the FDIC in that capacity; or
•Repudiate or disaffirm any contract or lease to which the depository institution is a party, the performance of which is determined by the FDIC to be burdensome, and the disaffirmance or repudiation of which is determined by the FDIC to promote the orderly administration of the depository institution.

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

The Dodd-Frank Act created a resolution regime (known as the “orderly liquidation authority”) applicable to domestic systemically important financial companies that are not IDIs, including BHCs, such as the Parent, and their non-bank affiliates. Under the orderly liquidation authority, the FDIC may be appointed as receiver for the systemically important institution, and its failed non-bank subsidiaries, for purposes of liquidating the entity if, among other conditions, it is determined that the institution is in default or in danger of default, and the failure poses a risk to the stability of the U.S. financial system.

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

66 BNY

Supervision and Regulation (continued)
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

On Nov. 16, 2023, the FDIC adopted a final rule, effective April 1, 2024, implementing a special assessment on IDIs to recover losses to the DIF associated with the 2023 closures of Silicon Valley Bank and Signature Bank. Under the rule, the FDIC will collect from each IDI a special assessment, based on the IDI’s estimated uninsured deposits (excluding the first $5 billion of estimated uninsured deposits applied at the banking organization level) as of Dec. 31, 2022, during an initial special assessment period of eight quarters that began in the first quarter of 2024. The special assessment is subject to periodic adjustment by the FDIC, including early cessation, extension or a potential one-time final special assessment for any shortfall to the DIF. On Dec. 16, 2025, the FDIC proposed an interim final rule, effective Dec. 19, 2025, reducing the special assessment, and providing for offsets to regular quarterly deposit insurance assessments for banks subject to the special assessment if the amount collected exceeds losses following (i) the resolution of litigation between the FDIC and SVB Financial Trust and (ii) the termination of the receiverships. We have recorded accruals and related adjustments for the estimate of the special assessment to noninterest expense starting in the fourth quarter of 2023 and through 2025.

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

BNY 67

Supervision and Regulation (continued)
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

Bank Secrecy Act Extended to Investment Advisers

On Aug. 28, 2024, FinCEN adopted a final rule requiring certain investment advisers to establish anti-money laundering/countering the financing of terrorism (“AML/CFT”) programs pursuant to the BSA and to monitor for, and report, suspicious activity and currency transactions to FinCEN. Investment advisers will be required to apply their AML/CFT programs to all advisory services provided to all customers, except that they will be permitted to exclude mutual funds, certain bank- and trust company-sponsored collective investment funds, and other investment advisers subject to the rule. Among

68 BNY

Supervision and Regulation (continued)
other requirements, the AML/CFT program must (i) be risk-based, (ii) be reasonably designed to prevent the investment adviser from being used for money laundering, terrorist financing, or other illicit finance activities and to achieve compliance with applicable provisions of the BSA and regulations thereunder, (iii) provide for independent compliance testing, and (iv) designate responsible persons and ongoing training. The effective date has been extended to Jan. 1, 2028 and BNY will implement a program designed to meet the applicable regulatory requirements.

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

In the EU, privacy law is primarily regulated by the General Data Protection Regulation (“GDPR”). The GDPR contains enhanced compliance obligations and penalties for non-compliance.

EU Artificial Intelligence Act

On July 12, 2024, the EU’s Regulation on Artificial Intelligence (“AI Act”) was published in the Official Journal of the EU and came into force on Aug. 1, 2024. The AI Act will apply extraterritorially, impacting both EU and non-EU entities providing or deploying artificial intelligence systems in the EU or placing General-Purpose artificial intelligence models on the EU Market, and will impact BNY. The AI Act creates pan-EU regulation to manage the risks associated with the use of artificial intelligence, including with respect to financial services. The AI Act requires categorization of artificial intelligence systems into four risk levels depending on their potential to harm individuals or society (unacceptable risk, high risk, limited risk, and minimal risk) and imposes obligations depending on the risk categorization, which may include data governance, documentation and recordkeeping, human oversight, testing, cybersecurity, disclosure, regulatory notification or reporting, or training. In addition, the AI Act prohibits artificial intelligence that pose unacceptable risks that are abusive or contradict EU values, including artificial intelligence that may be manipulative, exploitive, or discriminatory. The individual provisions of the AI Act apply on a rolling basis from Feb. 2, 2025 to Aug. 2, 2027. BNY has evaluated the impact of the AI Act and has established an implementation program designed to operationalize the regulatory requirements.

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

BNY 69

Supervision and Regulation (continued)
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

SEC Amendments to Regulation S-P for Safeguarding of Customer Information

On May 16, 2024, the SEC adopted amendments (the “S-P Amendments”) to Regulation S-P, which governs the safeguarding, treatment and disposal of customer records and information by certain financial institutions, to enhance the protection of customer financial information and establish a federal minimum standard for data breach notifications to affected individuals by brokers, dealers, investment companies, registered investment advisers and transfer agents (“S-P covered institutions”). The S-P Amendments: (i) extend certain requirements of Regulation S-P to transfer agents registered with the SEC or another appropriate regulatory agency; (ii) require S-P covered institutions to develop, implement, and maintain written policies and procedures for an incident response program that is reasonably designed to detect, respond to, and recover from unauthorized access to or use of customer information; (iii) set forth a data breach notification requirement that requires S-P covered institutions to notify affected individuals whose customer information was, or is reasonably likely to have been, accessed or used without authorization (subject to certain exceptions) within 30 days after the S-P covered institution becomes aware that unauthorized access to or use of customer information has, or is reasonably likely to have, occurred; (iv) broaden the group of customers whose information is protected; (v) address the use of service providers by S-P covered institutions; and (vi) codify an existing statutory exemption to the requirement to provide annual privacy notices to customers. The S-P Amendments became effective as of Aug. 2, 2024, and the compliance date for BNY was in December 2025. BNY evaluated the S-P Amendments and implemented a program designed to meet the applicable regulatory requirements.

Sustainability

A number of governments have proposed or enacted laws and regulations addressing climate disclosure. Published guidance from our regulators globally, including the NYSDFS, has focused on climate-related financial risk management, including with respect to, among other things, governance, policies and procedures, strategy, risk management, data and reporting, and scenario analysis. Conversely, the OCC, on March 31, 2025, and the FDIC and Federal Reserve, on Oct. 16, 2025, rescinded their respective previously issued guidance regarding climate-related risk. As the global regulatory framework for climate and sustainability-related disclosure and risk management practices continues to evolve, including potential expansion, contraction or streamlining of regulations, we continue to monitor developments and evaluate the potential impacts on our business and operations.

For example, California enacted three statutes imposing extensive new climate-related disclosure obligations on certain companies doing business in California, which became effective on Jan. 1, 2024. The California Voluntary Carbon Markets Disclosure Act requires annual disclosure around the use and sale of voluntary carbon offsets, including to make emissions-related claims. The Climate Corporate Data Accountability Act (as updated in 2024, “SB 253”), which requires annual disclosure of greenhouse gas emissions beginning in August 2026, and the Climate-Related Financial Risk Act (as updated in 2024, “SB 261”), which requires publication of biennial reports disclosing climate-

70 BNY

Supervision and Regulation (continued)
related financial risks and the measures adopted to mitigate the disclosed risks beginning on Jan. 1, 2026. On Dec. 1, 2025, the California Air Resources Board (“CARB”) issued initial proposed regulations for SB 253 and SB 261, and set Feb. 26, 2026 as the date for a public hearing to consider the proposed regulations. However, the Ninth Circuit Court of Appeals stayed enforcement of SB 261 on Nov. 18, 2025.

In the EU, 2025 marked the first reporting cycle under the Corporate Sustainability Reporting Directive (“CSRD”) requiring companies to disclose information about impacts, risks, and opportunities related to sustainability matters in accordance with the European Sustainability Reporting Standards (“ESRS”). BNY SA/NV published its first CSRD report in 2025 as part of its 2024 annual report.

During 2025, the focus was on simplifying EU sustainability rules, including CSRD and the Corporate Sustainability Due Diligence Directive (“CSDDD”), which focuses on sustainability-related due diligence obligations. Directive (EU) 2025/794, published in April 16, 2025, and the provisionally agreed Directive simplifying certain corporate sustainability reporting and due diligence requirements (together, the so called “Omnibus” package), which will directly impact BNY’s sustainability obligations in the EU. The Omnibus package amends the applicability criteria to reduce the scope of companies subject to CSRD and CSDDD, simplifies firms’ obligations and extends the compliance dates. BNY is assessing the impact of the Omnibus package changes and expects that the changes will result in a reduction of BNY companies required to comply with CSRD and CSDDD obligations.

Additionally, reporting under Regulation (EU) 2020/852 (the “Taxonomy Regulation”) has been simplified. Amending Delegated Regulation (EU) 2026/73, published Jan. 8, 2026, simplifies Taxonomy reporting templates, reduces data requirements and provides a conditional two-year reporting relief. BNY SA/NV has been reporting under the Taxonomy Regulation since 2022 and will apply the simplification for its 2025 financial year reporting.

Our UK supervisory authorities have adopted disclosure requirements and supervisory expectations that currently apply or will apply to our subsidiaries and branches that are regulated by the UK Financial Conduct Authority (“FCA”) and the UK Prudential Regulation Authority (“PRA”). For example, since the end of 2021 our PRA regulated branch and banking subsidiary have been subject to the PRA’s supervisory expectations for the management of climate-related financial risks, including as regards governance, risk management, scenario analysis and disclosure.

On Dec. 3, 2025, the PRA updated its 2021 supervisory expectations regarding climate-related risk disclosure in Supervisory Statement 5/25, Enhancing banks’ and insurers’ approaches to managing climate-related risks. Further, FCA rules on anti-greenwashing, applicable from May 31, 2024, require that any sustainability-related claims made about our products and services by our FCA regulated entities are consistent with the sustainability characteristics of such products or services and are fair, clear and not misleading.

On Nov. 20, 2025, the European Commission published its proposals for the Sustainable Finance Disclosures Regulation (“SFDR”) 2 which will replace the current SFDR and, as proposed, will significantly change the current SFDR regime. SFDR is an EU regulatory regime which requires financial market participants in the EU to make certain mandatory disclosures around how sustainability is integrated into their investment process and requires additional disclosures for certain financial products depending on their sustainability credentials. These new categories will be subject to specific requirements including in relation to minimum investment commitment and mandatory exclusions. The proposal is progressing through the EU legislative process and is subject to change. SFDR 2 is anticipated to come into force in 2027 or 2028. BNY is assessing the impact of the changes.

Certain governments or regulators have enacted or implemented, or have proposed to enact or implement, statutes, regulations or policies that prohibit financial institutions from denying or canceling products or services to a person, or otherwise discriminating against a person in making available products or services, on the basis of social credit scores and certain other sustainability factors.

On Oct. 7, 2025, the OCC and FDIC issued proposed rules to codify the elimination of reputation risk from their supervisory programs. That same day, those

BNY 71

Supervision and Regulation (continued)
agencies also issued proposed rules to establish a uniform definition for the term “unsafe or unsound practice” for the purposes of such agencies’ enforcement and supervisory authority.

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

The Federal Reserve’s rating system for the supervision of large financial institutions (“LFIs”) applies to, among other entities, all BHCs with total consolidated assets of $100 billion or more, including BNY. The LFI rating system includes a four-level rating scale and three component ratings. The four levels are: Broadly Meets Expectations; Conditionally
Meets Expectations; Deficient-1; and Deficient-2. The component ratings are assigned for: Capital Planning and Positions; Liquidity Risk Management and Positions; and Governance and Controls. A firm must be rated “Broadly Meets Expectations” or “Conditionally Meets Expectations” for each of its component ratings to be considered “well managed.” On Nov. 5, 2025, the Federal Reserve finalized changes to its supervisory rating framework for LFIs. The recent changes modify the “well managed” determination: a firm may be considered “well managed” even if one component is rated Deficient-1, provided the other two components are rated Broadly Meets Expectations or Conditionally Meets Expectations; however, a Deficient-2 rating in any component disqualifies a firm from being considered “well managed.” Statutes and regulations promulgated by the Federal Reserve permit additional activities and prescribe expedited procedures, or provide other benefits for “well managed” firms. See “U.S. Capital Rules – Leverage Ratios” and “Prompt Corrective Action Regarding IDI Capital Requirements” above for details on qualifying as “well capitalized”.

An FHC that does not continue to meet all the requirements for FHC status will, depending on which requirements it fails to meet, lose the ability to undertake new activities, continue current activities, or make acquisitions that are not generally permissible for BHCs without FHC status. As of Dec. 31, 2025, BNY and our U.S. bank subsidiaries were “well capitalized” based on the ratios and rules applicable to them.

On Nov. 18, 2025, the Federal Reserve released a memorandum outlining a revised Statement of Supervisory Principles. The Statement emphasized the Federal Reserve’s focus on material financial risks to firms, as opposed to processes, procedures, and documentation that do not pose a material risk to safety and soundness.

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

72 BNY

Supervision and Regulation (continued)
Digital Assets

The regulatory environment for digital assets continues to evolve. In the U.S., recent federal developments support the responsible use of digital assets, including the OCC’s and FDIC’s guidance that a range of crypto-related activities are permissible in the federal banking system. In both the EU and the UK, public authorities are taking initiatives to amend legal and regulatory frameworks in order to facilitate the development of markets in digital assets.

BNY continues to evaluate the impacts of regulators’ guidance applicable to its digital asset capabilities, including the SEC, Federal Reserve, OCC, FDIC and NYSDFS.

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

Certain of BNY’s subsidiaries are registered with the CFTC as commodity pool operators, introducing brokers and/or commodity trading advisors and, as such, are subject to CFTC regulation. The Bank of New York Mellon is registered as a swap dealer (as defined in the Dodd-Frank Act) with the CFTC and is a member of the National Futures Association (“NFA”) in that same capacity. As a swap dealer, The Bank of New York Mellon is subject to regulation, supervision and examination by the CFTC and NFA.

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

On Sept. 20, 2023, the SEC adopted amendments expanding the scope of terms that the SEC considers materially deceptive and misleading in a fund’s name without a corresponding policy and related controls to invest at least 80% of the fund’s net asset value (plus certain borrowings) in the manner suggested by the fund’s name (“80% Policy”), including names that reference “growth” or “value,” or a name indicating that investment decisions incorporate any environmental, social and governance factors. The SEC extended the compliance dates and fund groups have until June 11, 2026 or Dec. 11, 2026 to come into compliance, depending upon their net asset size.

SEC Rule 6c-11 (the “ETF Rule”) under the 1940 Act permits exchange traded funds (“ETFs”) that satisfy certain conditions to organize and operate without first obtaining an exemptive order from the SEC and requires an ETF to make certain disclosures, including historical data on an ETF’s premiums,

BNY 73

Supervision and Regulation (continued)
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

74 BNY

Supervision and Regulation (continued)
restrictions imposed by the Federal Reserve. Those foreign branches and international subsidiaries are also subject to the laws and regulatory authorities of the countries in which they operate and, in the case of banking subsidiaries, may be subject to regulatory capital requirements in the jurisdictions in which they operate.

The primary prudential framework in the EU is provided by the Capital Requirements Directive (“EU CRD”) and Capital Requirements Regulation (“EU CRR”), both of which implement many elements of the Basel III framework. On July 9, 2024, the texts of the EU Capital Requirements Regulation 3 (“CRR3”) and Capital Requirements Directive 6 (“CRD6”) came into effect and will be implemented in phases through to January 2027. Through these regulations, the EU will implement the Basel 3.1 standards via amendments to EU CRD and CRR. These changes will affect the operations of BNY SA/NV (including capital and liquidity requirements) and the Frankfurt branch of The Bank of New York Mellon (including a capital endowment requirement and additional governance, reporting and supervisory obligations). In addition, Article 21c of CRD6 will restrict the provision of prescribed core banking services by non-EU entities to EU clients, except where these services are provided through an authorized EU branch or where an exemption applies. BNY is monitoring EU Member State transposition of the text of Article 21c into national law and will continue to assess the impact of the restriction on its operations as further clarity on Member State implementation, regulatory guidance, and supervisory expectations develop.

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

In the EU, the Investment Firms Directive/Investment Firms Regulation (“IFD/IFR”) is the EU’s prudential regime for investment firms. The UK has implemented its version of the IFD/IFR via the UK Investment Firms Prudential Regime (“UK IFPR”). Under both IFD/IFR and UK IFPR, the capital requirements for most investment firms are based on factors that are more tailored to the risks that investment firms face, rather than Basel standards for banks such as credit risk, market risk or operational risk. BNY has several EU- and UK-domiciled investment firms that are subject to IFD/IFR and UK IFPR, respectively.

In addition, various proposed changes to regulations in both the EU and the UK may impact our business. In the EU, the European Commission has announced a number of initiatives, such as the Market Integration Package, the Retail Investments Strategy, and the Savings and Investments Union, which may result in regulatory changes.

In the UK the Government’s Mansion House Reforms and Leeds Reforms packages, aimed at increasing investment in, and the competitiveness of, the UK economy, will continue to result in changes to regulations affecting BNY’s operations. Under the UK’s Smarter Regulatory Framework, the UK Government continues to migrate EU-derived financial services laws into the UK’s Financial Services and Markets Act (“FSMA”) based regime.

On Feb. 12, 2025, the European Commission proposed a framework to facilitate a coordinated EU/EEA transition to a T+1 settlement cycle on Oct. 11, 2027. On Oct. 14, 2025, Regulation (EU) 2025/2075 of the European Parliament and Council was published in the Official Journal of the EU, amending the Central Securities Depositories Regulation (Regulation (EU) No 909/2014) to shorten the settlement cycle for EU transactions in transferable securities from two business days (T+2) to one business day after the trade date (T+1) from Oct. 11, 2027.

On Feb. 19, 2025, the UK government confirmed that the UK will transition to a T+1 standard for settling securities on Oct. 11, 2027. On Nov. 20, 2025, the UK Government published a draft of The Central Securities Depositaries (Amendment) (Intended Settlement Date) Regulations 2026, alongside a policy note mandating the UK’s transition to a T+1 standard for settling securities on Oct. 11, 2027.

The proposals in the UK, EU, and EEA remain subject to final legislation and regulation. As a result of the transition to T+1 settlement across European jurisdictions, BNY will be required to implement a range of technical and operational updates. BNY continues to assess the impact of these transitions on its business and operations.

BNY 75

Supervision and Regulation (continued)
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

Operational Resilience in Europe

The EU’s Digital Operational Resilience Act (“DORA”)’s compliance date was Jan. 17, 2025 and harmonizes operational resiliency requirements across the EU. DORA is broadly aligned with the BCBS’s Principles for Operational Resilience, with a focus on reducing risk of failure of information and communication technology and the risk related to financial entities’ dependencies on these items. DORA requires financial entities operating in the EU, including BNY SA/NV and the Frankfurt branch of The Bank of New York Mellon to establish an information and communications technology risk management framework, including monitoring and testing, incident response, business continuity, and third-party risk management.

The UK’s operational resilience regime requires in-scope firms to identify “important business services” critical to operations, map necessary resources, processes and information to deliver the critical services, establish maximum disruption impact tolerances and related testing, maintain a communication strategy, and document the processes in policies and procedures. Banks and branches operating in the UK, including the London branch of The Bank of New York Mellon and The Bank of New York Mellon (International) Limited, were required to finalize implementation of PRA and FCA requirements on operational resilience by March 31, 2025.

Funds Regulation in Europe

The Alternative Investment Fund Managers Directive (the “AIFMD”) has a direct effect on our alternative fund manager clients and our depository business and other products offered across Europe as well as upon our Investment Management business. AIFMD imposes heightened obligations upon depositories, which have operational effects.

Our businesses servicing regulated funds in Europe and our Investment Management businesses in Europe are also affected by the revised directive governing the Directive on Undertakings for Collective Investment in Transferable Securities (“UCITS V”).

Under the regulations for depositary safekeeping duties under the AIFMD and UCITS V, the European Commission recognizes the use of omnibus account structures when accounting for assets in a chain of custody, but requires that depositaries and trustees, such as BNY, maintain their own books and records.

On April 15, 2024, an EU directive amending the AIFMD and UCITS V entered into force (known as “AIFMD II” or the “Omnibus Directive”). The revised AIFMD II regime introduces updated rules for depositaries, a new loan origination framework, and liquidity management rules for alternative investment funds (“AIFs”). The Omnibus Directive also provides a new framework governing the use of liquidity management tools for UCITS. EU Member States have until April 2026 to implement the relevant changes under AIFMD II/the Omnibus Directive into their national laws. BNY is assessing the impact of the changes on its business.

76 BNY

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
•A cybersecurity incident directed at us or a third party resulting in the theft, loss, disclosure, use or alteration of information, unauthorized or loss of access to information, or system or network failures.
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

BNY 77

Risk Factors (continued)
capital adequacy and liquidity rules more generally.
•The Parent’s dependence on dividends from its subsidiaries and extensions of credit from the IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases, payment of income taxes and payment of dividends to its stockholders.
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
•Impacts from geopolitical events, acts of terrorism, war, extreme weather and other natural disasters, pandemics and other similar events.
•Differing expectations for sustainability-related initiatives across client segments and local markets.
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

We are required to accurately process large numbers of transactions each day on a timely basis. The transactions we process or execute are operationally complex and can involve numerous parties, jurisdictions, regulations and systems, and, therefore, are subject to execution and processing errors and failures. In addition, we utilize certain manual processes, which are subject to increased risks of human and other processing error, malfeasance, fraud and other misconduct than automated processes. When errors or delays do occur, they may be difficult to detect and remediate in a timely manner. The use of automation, artificial intelligence and other emerging technologies in connection with automated processes may amplify the impact of any such error or delay, as the failure to timely discover and respond to an operational error can have dramatic consequences. These risks are heightened in connection with automated processes and from the implementation of new products, systems or processes, which may present new risks that may not be adequately identified, or for which we may not have adequate controls. Furthermore, the risks resulting from an operational error may be heightened with respect to certain asset classes, such as some digital assets, with respect to which it may be impossible to retrieve wrongfully or erroneously transferred digital assets.

Our business, financial, accounting, data processing and other operating systems may stop operating properly, become insufficient or become disabled or damaged as a result of a number of factors, including events that are wholly or partially beyond our control. We have experienced, and in the future expect to continue to experience, operational errors and delays and disruptions to our transaction processing systems. Such operational errors, disruptions or delays could have a material and negative impact on our ability to conduct our business or service our clients, which could adversely affect our financial position, results of operations and reputation. We also recognize that

78 BNY

Risk Factors (continued)
service reliability and systems resilience are essential components to processing transactions and safeguarding financial assets, and an operational error impacting a large number of transactions could have unfavorable ripple effects in the financial markets, which could exacerbate the adverse effects of the error on us. There can be no assurance that our business continuity response plans will effectively mitigate our operational risks, and any backup systems or processes may not sufficiently replace our primary systems.

Affiliates or third parties (including their downstream service providers) with which we do business or that facilitate our business activities, including by providing data, information, technology, security or infrastructure services, have been, and could in the future continue to be, sources of execution and processing errors, breaches or loss, failures or significant operational delays. See “– A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.”

Our operations must comply with complex and evolving laws and regulations, including heightened regulatory and supervisory expectations with respect to operational and information security systems. In certain jurisdictions, we may be deemed to be statutorily or criminally liable for operational errors, fraud, breakdowns or delays by affiliates or third parties with which we do business or that facilitate our business activities. Additionally, as a result of regulations, including the Alternative Investment Fund Managers Directive and the Undertakings for Collective Investment in Transferable Securities V, when we act as depositary in the European Economic Area, we could be exposed to restitution risk for, among other things, acts perpetrated by a sub-custodian resulting in a loss or delay in return of a client’s securities. When we are not acting as a European Economic Area depositary, we may accept similar liabilities to that of a European Economic Area depositary as a matter of contract in connection with our custody services.

A communications or technology disruption or failure within our infrastructure or the infrastructure of third parties that results in a loss of information, delays our ability to access information or impacts our ability to provide services to our clients may materially adversely affect our business, financial condition and results of operations.

We extensively rely on communications and information systems to conduct our business. Our businesses are highly dependent on our ability to process large volumes of data in an accurate, complete and timely manner, which requires global capabilities and scale from our technology platforms. If our technology or communications fail, or those of industry utilities or our service providers fail, we have experienced, and could in the future experience, production and system outages or failures, or other significant operational delays. In addition, any technology disruption or failure could result in the loss of confidential or customer data, as a result of which we could incur losses, suffer reputational damage, face significant remediation expenses or find ourselves out of compliance with applicable regulatory or contractual mandates or supervisory expectations with respect to the preservation of confidential information. Any such disruption, outage, failure or delay could adversely affect our ability to effect transactions or service our clients, which could expose us to liability for damages, result in the loss of business, damage our reputation, subject us to regulatory scrutiny or sanctions or expose us to litigation, any of which could have a material adverse effect on our business, financial condition and results of operations. Our reliance on remote access systems and digital communication technologies, accelerated by our workforce distribution and evolving client expectations, further amplifies these risks. Security or technology disruptions, failures or delays that impact our communications or information systems could also adversely affect our ability to manage our exposure to risk or expand our business. These incidents are unpredictable and can arise from numerous sources, not all of which we control, including, among others, human error, malfeasance and other misconduct, as well as operational disruptions at a third party or third party’s downstream service provider.

Upgrading our computer systems, software and networks may be time-consuming and may subject us to the risk of disruptions, failures or delays due to the complexity and interconnectedness of our computer systems, software and networks. The failure to properly upgrade or maintain these computer systems,

BNY 79

Risk Factors (continued)
software and networks could result in greater susceptibility to cyberattacks, particularly in light of the greater frequency and severity of cyberattacks in recent years, as well as the growing prevalence of cyberattacks affecting third-party software and information service providers. Additionally, emerging technologies such as artificial intelligence and cloud computing are becoming increasingly critical to the operation of our systems and platforms, and, as our reliance on these technologies continues to grow, we will continue to be increasingly subject to evolving risks associated with their use. Our new product initiatives, including in connection with digital asset services, may further expose us to new and evolving technology risks and may lead to dependencies on, and compatibility issues with, decentralized or third-party blockchains and their protocols, which we do not control. Although we have programs and processes to identify such risks, there can be no assurance that any such disruptions, failures or delays will not occur or, if they do occur, that actions taken to mitigate their impact will be timely or adequate. Although we maintain insurance covering certain technology infrastructure losses and intend to maintain such insurance coverage if it is available to us on commercially reasonable terms, there can be no assurance that liabilities or losses we may incur, including as a result of a cybersecurity incident, will be covered under such policies or that the amount of insurance will be adequate. In addition, although we evaluate and seek opportunities to strengthen our business continuity and operational resiliency capabilities, there can be no guarantee that a technology outage will not occur, including as a result of failures related to upgrades and maintenance, that our incident response processes will be effective to efficiently identify and respond to an adverse event, or that our business continuity and operational resiliency capabilities will enable us to maintain our operations and appropriately respond to events.

Third parties with which we do business or that facilitate our business activities, including exchanges, clearing houses, financial intermediaries or vendors that provide services or security solutions for our operations, have been, and could in the future also be, sources of operational or technology risk to us, including from breakdowns, capacity constraints, attacks (including cyberattacks targeted at downstream service providers), failures or delays of their own systems or other services that impede their ability to provide products or services to us, which, in turn, could impair our ability to process and settle transactions and communicate with customers and counterparties, which could, in turn, increase our counterparty credit and other exposures. This risk may be intensified to the extent there is a limited number of third parties offering a unique product or service, if there is concentration in third parties from a single geographic area or due to the nature of the third party’s industry and operations (e.g., firms that may have less robust scale, financial and operational resiliency standards with which to defend against a cyberattack), as well as to the extent third parties (including their downstream service providers) with which we do business have adopted artificial intelligence and other emerging technologies. As financial entities and technology systems globally become more complex and interconnected, a technology disruption or other operational event that significantly degrades, deletes or compromises the systems or data at one institution or vendor could disrupt the functioning of the overall financial system. Such a disruptive event has in the past impaired, and could in the future impair, our ability to settle transactions. Further, we may not be able to effectively monitor or mitigate operational risks impacting our vendors or relating to the use of common and other vendors by third-party service providers, which could result in potential liability to clients and customers, regulatory fines, penalties or other sanctions, increased operational costs or harm to our reputation.

As our business areas evolve, our technological systems have become increasingly complex and rely on the continued effectiveness of the programming code and integrity of the input data. Rapid technological changes and competitive pressures require us to make significant and ongoing investments in technology not only to develop competitive new products and services or adopt new technologies, but to sustain our current businesses. Our financial performance depends in part on our ability to develop and market these new products and services in a timely manner at a competitive price and adopt or develop new technologies that differentiate our products or provide cost efficiencies. The failure to adequately review and consider critical business changes prior to and during introduction and deployment of key technological systems, or the failure to adequately align operational capabilities with evolving client commitments and expectations, subjects us to the risk of an adverse impact on our ability to service and retain customers and on our operations. The costs we incur in enhancing our

80 BNY

Risk Factors (continued)
technology could be substantial and may not ultimately improve our competitiveness or profitability.

A cybersecurity incident directed at us or a third party could result in the theft, loss, disclosure, use or alteration of information, unauthorized or loss of access to information, or system or network failures. Any such incident could adversely impact our ability to conduct our businesses, damage our reputation and cause losses.

We have been, and we expect to continue to be, the target of varying degrees of attempted cyberattacks and information security threats. These threats include computer viruses and other malicious software, distributed denial-of-service attacks, phishing schemes, deepfake-enabled attacks, penetration attempts and other threats aimed at gaining unauthorized access to our systems or data.

Additionally, we face risks from cyberattacks targeted at third-party service providers and their downstream service providers, which could impact our operations. Our reliance on third-party service providers, as well as our increasing adoption of artificial intelligence solutions, employees’ usage of mobile and cloud technologies and our remote access systems, leave our networks susceptible to greater access points for attackers to exploit. This further increases the risk of unauthorized access to our networks and results in greater amounts of information being available for access, all of which heightens risks relating to the frequency and severity of cyberattacks against us and our third-party service providers and their downstream service providers.

Cybersecurity incidents may occur through or as a result of system errors, lack of adequate policies and procedures, human error, software vulnerabilities (which may be unknown), potential lapses in information security practices or other irregularities, and intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems, data-bearing devices or facilities as well as the systems, devices or facilities of our clients, counterparties or third-party service providers. Attacks can originate from a wide variety of sources, including employees, vendors and customers, as well as others who are involved with organized crime or who may be linked to terrorist organizations or state or quasi-state actors, or from cross-contamination of legitimate parties (including vendors and their service providers, clients, financial market utilities and other financial institutions). Malicious actors, who are becoming increasingly sophisticated and may see their effectiveness enhanced by the use of artificial intelligence, quantum computing and other novel methods, may also attempt to place individuals within BNY or fraudulently induce employees, vendors, clients or other users of our systems through social engineering, such as phishing or deepfake-enabled attacks, to disclose sensitive information in order to gain access to our data or that of our clients, or to send funds or authorize the sending of funds.

Cyberattacks are expected to continue to accelerate on a global basis in both frequency and magnitude as threat actors become increasingly sophisticated. The risk of an occurrence of a cybersecurity incident is inherent to a decision to invest in our company and the financial services sector as a whole. These impacts could be costly and time-consuming and could materially adversely affect our business, financial condition and results of operations. The threat of cybersecurity incidents could impede our productivity and growth, which could cause our earnings to decline or could impact our ability to comply with regulatory obligations, leading to regulatory fines and sanctions. Disruptions to market connectivity or the loss of trading venue access resulting from a cybersecurity incident experienced by us or others in the financial services sector could materially affect our ability to conduct business. A cybersecurity incident that results in the theft, loss, disclosure, use or alteration of information (which may include confidential, sensitive or proprietary information), or unauthorized access or loss of access to information, may require us to reconstruct lost data (which may not be possible) or reimburse clients for data and credit monitoring services, or result in the loss of customer business or damage to our systems or networks and those of our customers and counterparties. Further, vulnerabilities or other weaknesses in the application of distributed ledger technology could result in the loss of customer assets, including customer funds or custodied digital assets. Losses of certain types of assets, such as digital assets, may be distinctly difficult to recover and could subject us to customer disputes, claims for reimbursement, losses, negative publicity, reputational damage and governmental and regulatory scrutiny, investigations and enforcement actions.

Although we deploy a broad range of defenses and continue to evolve our cybersecurity capabilities to

BNY 81

Risk Factors (continued)
bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches and attacks, including because the techniques used change, develop and evolve frequently or are not recognized until after they are launched. Addressing exposures resulting from changes to the type, size and complexity of our operations, markets and products may require us to expend significant additional resources, including through the use of third parties. It is also possible that our employees or third-party service providers may not follow our policies and procedures intended to identify and mitigate the impact of cybersecurity risks and incidents. Third parties with which we do business or that facilitate our business activities are also subject to the foregoing risks, and we cannot guarantee that they will maintain effective systems and controls to mitigate and respond to these threats, or that they will properly implement and execute the policies and processes in the manner described to us. The failure of any third-party service provider to promptly detect, respond to or report cybersecurity incidents may adversely affect our ability to effectively respond to or report cybersecurity incidents in a timely manner.

A cybersecurity incident, including one resulting from a successful cyberattack, could occur and persist for an extended period before being detected. Even after detection, we may not be able to identify and fully assess the impact of a cybersecurity incident in a timely manner. An investigation of a cybersecurity incident is inherently complex, and the source, nature and extent of the breach and harm may not be immediately clear. While such an investigation is ongoing, we may not necessarily know how best to contain the harm and remediate it, certain errors or actions could be repeated or compounded before they are discovered and remediated, and communication to the public, clients, regulators and other stakeholders may not be sufficiently timely or accurate, any or all of which could further increase the costs and consequences of a cybersecurity incident. Moreover, as a public company subject to Exchange Act reporting requirements, we are required to publicly disclose certain information about a material cybersecurity event, including the impact or reasonably likely impact. Disclosure may be required before the incident has been resolved or fully investigated. As with the determination of materiality of any other type of event, the determination regarding the materiality of any particular cybersecurity incident or series of related incidents entails a facts-and-circumstances test that takes a number of quantitative and qualitative factors into account. As a result, our management may determine that certain cybersecurity incidents are immaterial and not subject to disclosure under applicable cybersecurity regulations. As a result, investors should not assume that the absence of disclosure under the regulations means that we have not been impacted by a cyberattack directed at us or our third-party service providers.

The development and use of artificial intelligence present risks and challenges that may materially adversely impact our business.

The deployment of artificial intelligence, including generative artificial intelligence and other advanced machine learning technologies, by us, our third-party vendors, clients, counterparties and other market participants, combined with rapid advances in this emerging technology, present risks and challenges that may fundamentally alter the competitive landscape and the markets in which we operate. Artificial intelligence has the potential to transform economic and societal structures in ways that are difficult to predict or control, potentially threatening the viability of our company and the broader financial system. These risks may occur as a result of enhanced governmental or regulatory scrutiny, litigation, ethical concerns, confidentiality or other security risks, intellectual property concerns over data rights and protection, increased exposure to copyright infringement or intellectual property misappropriation claims, heightened susceptibility to cyberattacks, increased frequency and severity of cyberattacks, inaccurate or biased algorithms or underlying datasets, misuse or misappropriation as well as other factors that could adversely affect our business, reputation and financial results. In addition, poor implementation of artificial intelligence by us or our third-party service providers could subject us to additional risks that we may not adequately predict or mitigate.

The failure to strategically embrace the potential of artificial intelligence or to achieve the expected effectiveness, productivity or cost-reduction from our adoption of artificial intelligence may result in a competitive disadvantage for us. If we cannot offer new artificial intelligence-facilitated technologies as quickly as our competitors, if our competitors develop more cost-effective solutions or other product offerings, if our employees do not adopt such

82 BNY

Risk Factors (continued)
technologies expediently or if we are not able to source components we may require, such as artificial intelligence chips due to a supply chain shortage amid rising geopolitical uncertainty, we could experience a material adverse effect on our operating results, customer relationships and growth opportunities. Our use and deployment of artificial intelligence, for example digital engineers and other digital employees, has introduced operational and control risks, including the risk of potential errors in automated decision-making, challenges in oversight and accountability, increased vulnerability to system failures or cyber incidents, and the risk that these digital employees may not perform as intended under complex or unforeseen circumstances, which could materially disrupt our business operations and adversely affect our financial condition and reputation.

The evolving legal, regulatory and compliance framework for artificial intelligence both in the U.S. and internationally may impact our ability to protect our own data and intellectual property against infringing use and could require changes in our implementation of artificial intelligence technology and increase our compliance costs and the risk of non-compliance. Further, our efforts to evolve our governance, risk management and control frameworks to manage the novel and amplified risks from our use of artificial intelligence may be insufficient or ineffective, which could expose us to operational disruptions, legal and regulatory sanctions, reputational harm and adverse financial impacts. Additionally, we may not be able to control how third-party artificial intelligence that we choose to use is developed or maintained including the source and quality of the data on which such models are trained or the frequency and nature of model updates. We may also be unable to govern or protect the integrity of the data we input into such tools, with respect to how such data is retained, reused, co-mingled with other data or disclosed, even where we have sought protections with respect to these matters.

Our risk management framework, policies and processes may not be effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, policies and processes could expose us to unexpected losses that could materially adversely affect our results of operations and financial condition.

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

Our regulators remain focused on ensuring that financial institutions build and maintain robust risk management policies. Regulators’ views of the quality of our risk practices and framework affect our regulators’ evaluations of us, and we are exposed to the risk of adverse regulatory and supervisory developments, including enforcement actions and increased costs in connection with remediation efforts, if our regulators view our risk practices and framework to be insufficient or if remediation is not completed in a timely manner. If our risk management framework or governance structure proves ineffective or if our enterprise-wide management information is incomplete or inaccurate, we could suffer unexpected losses, which could materially adversely affect our results of operations and financial condition.

In addition, our businesses, technology and the markets in which we operate are continuously evolving. We may fail to fully understand the implications of changes in our businesses, technology, including the impacts of artificial intelligence, our industry or the financial markets or fail to adequately or timely enhance our risk framework to address those changes. Further, if our risk framework is ineffective because it fails to keep pace with changes in the industry, technology, financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage, face significant

BNY 83

Risk Factors (continued)
remediation expenses or find ourselves out of compliance with applicable regulatory or contractual mandates or supervisory expectations.

Our control environment and related systems, from time to time, have not sufficiently detected, and may in the future not sufficiently detect, each error, omission or other mistake made by us. These have included, and may in the future include, calculation errors, errors in software or model development or implementation, data or informational errors or incompleteness, or errors in judgment. Human errors, malfeasance, failure to follow applicable policies, laws, rules or procedures and other misconduct in connection with our risk management framework, policies and processes, even if promptly discovered and remediated, have resulted, and could in the future result, in inaccurate reporting to regulatory bodies, reputational damage and losses and liabilities for us.

If we fail to create the appropriate environment that sensitizes our employees to managing risk, our business could be adversely impacted. For more information on how we monitor and manage our risk management framework, see “Risk Management – Overview.”

Limitations of the models we use to measure, monitor and manage risk could lead to unexpected losses and adverse business impacts.

We rely on quantitative and qualitative models, analytical techniques and judgment-based estimations to measure, monitor and manage various risks, including credit, market, liquidity and operational risks. These models are also used for financial and other regulatory reporting, capital planning and other critical functions. While essential for decision-making, models are inherently limited and subject to inaccuracies stemming from flawed assumptions, inaccurate data, design issues or evolving market conditions. Further, even absent flawed or inadequate model assumptions, design issues and data inaccuracies, there can be no assurance that the models we utilize will adequately mitigate risk or loss to us under all circumstances.

In addition, we rely on models to measure, monitor and predict risks, including as part of our overall asset/liability management. Our models depend on historical data, trends, correlations between various asset classes and other market indicators, assumptions, estimates and judgments, all of which may be incomplete, or inaccurate. These models may not accurately predict future conditions, particularly during periods of extreme or unanticipated market movement, severe economic downturns, geopolitical events, or other stress events such as those experienced during the 2008 financial crisis, the COVID-19 pandemic or in connection with the insolvencies of Silicon Valley Bank and Signature Bank in 2023. More specifically, in times of market stress, previously uncorrelated indicators may become correlated, or previously correlated indicators may move in different directions, while sudden illiquidity in markets or declines in prices of certain assets may make it more difficult to value certain financial instruments. These types of market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses, and they may do so in the future.

Weaknesses in model design, implementation or governance, issues with data quality, and the failure of our models to fully capture interdependencies among risk factors may result in incomplete, misleading or flawed outputs. To the extent that our models utilize data provided by third parties, deficiencies in the accuracy, timeliness or completeness of third-party data or the effectiveness in our controls and validation processes could further amplify these risks. Models utilizing artificial intelligence, machine learning or other emerging technologies present additional challenges, including biases in algorithms or datasets and limitations in the transparency into the generation of outputs, potentially leading to ineffective decision-making, reporting errors or other unintended consequences.

Weaknesses in model risk management practices, including lapses in oversight, monitoring, validation and application, could negatively impact business operations and regulatory compliance. If our models fail to measure, monitor or predict risks appropriately, or if we fail to promptly identify or address deficiencies in our models, we could face financial losses, reputational harm, regulatory actions and material impacts on our business and financial results.

We are subject to extensive government rulemaking, policies, regulation and supervision that impact our operations. Changes to and introduction of new rules and regulations have compelled, and in the future may compel, us to change how we manage our businesses, which could have a material adverse

84 BNY

Risk Factors (continued)
effect on our business, financial condition and results of operations.

As a large, global financial services platforms company, we operate in a highly regulated environment, and are subject to a comprehensive statutory and regulatory regime affecting all aspects of our business and operations, including oversight by governmental agencies both inside and outside the U.S. Regulations and related regulatory guidance and supervisory oversight impact how we analyze certain business opportunities, our capital and liquidity requirements, the revenue profile of certain of our core activities, the products and services we provide, how we manage our balance sheet, how we return capital to shareholders, how we monitor and manage risk and how we promote a sound governance and control environment. Any changes to the regulatory frameworks and environment in which we operate, including the enactment of new laws, rules and regulations as well as changes to the interpretation or enforcement of existing laws, rules and regulations, including as a result of political uncertainty and developments, and the significant management attention and resources necessary to address those changes could materially adversely affect our business, financial condition and results of operations and have other negative consequences.

Due to shifting political priorities and novel focus areas of regulators and other governmental authorities, we could become subject to additional laws, rules, regulations and scrutiny relating to cybersecurity and data protection, digital assets, artificial intelligence and other emerging technologies, and financial market access.

The evolving regulatory environment and uncertainty about the timing and scope of future regulations may contribute to decisions we may make to suspend, reduce or withdraw from existing businesses, activities or initiatives, which may result in potential lost revenue or significant restructuring or related costs or exposures. We also face the risk of becoming subject to new or more stringent requirements in connection with the introduction of new regulations or modification of existing regulations, which could require us to hold more capital or liquidity, limit our ability to make distributions, restrict the development or distribution of new products and services or have other adverse effects on our businesses or profitability. In addition, regulatory responses in connection with severe market downturns or unforeseen stress events may lead to new rules and regulations, all of which may increase our operational costs and alter or disrupt our planned future strategies and actions. We are also exposed to the risk of a special assessment, including under the FDI Act, in the event of the failure of a bank or non-bank financial institution, which has in the past adversely affected, and may in the future adversely affect, our results of operations. See “Supervision and Regulation – FDIC Deposit Insurance” for additional information.

The monetary, tax and other policies of various governments, agencies and regulatory authorities both in the U.S. and globally have a significant impact on interest rates, currencies, commodity pricing, international trade and overall financial market performance, which can impact our business, results of operations and capital. Changes in these policies, which may be rapid and may involve uncertainty with respect to implementation by the regulator, are beyond our control, can be difficult to predict, and we cannot determine the ultimate effect that any such factors would have on our business, financial condition or results of operations. For example, the outcome of the 2024 elections in the U.S. have resulted in significant changes to the operations, policies and priorities of governmental agencies in the U.S. and have given rise, and may in the future give rise, to uncertainty in the economic and regulatory landscape, as well as growing divergence among U.S. federal, state, city and non-U.S. regulatory priorities. Overlapping and/or conflicting regulatory initiatives within and outside of the U.S. and fragmented policy implementation subjects us to additional compliance costs and regulatory risk. For example, we have faced actual and threatened litigation in Russia with respect to payments that we cannot make and are contractually excused from paying under applicable international sanctions laws. For more information, see “Legal proceedings – Lawsuits in the Russian Federation” in Note 21 of the Notes to Consolidated Financial Statements.

The regulatory and supervisory focus of U.S. banking agencies is primarily intended to protect the safety and soundness of the banking system and federally insured deposits, and not to protect investors in our securities. Regulatory and supervisory standards and expectations both within jurisdictions (in relation to national versus non-national financial services providers) and across jurisdictions may be divergent and otherwise may not be applied in a manner that is

BNY 85

Risk Factors (continued)
consistent and harmonized. Additionally, banking regulators have wide supervisory discretion in the ongoing examination and enforcement of applicable banking statutes, regulations and guidelines, and may restrict our ability to engage in certain activities or acquisitions or may require us to limit our capital distributions, maintain more capital or hold more highly liquid assets.

The U.S. capital rules, which may be changed from time to time, subject us and our U.S. banking subsidiaries to stringent capital requirements, which could restrict growth, activities or operations, trigger divestiture of assets or operations or limit our ability to return capital to shareholders.

The LCR and NSFR require us to maintain significant holdings of high-quality and generally lower-yielding liquid assets. In calculating the LCR and NSFR, we must also determine which deposits should be considered stable deposits. Stable deposits must meet a series of requirements and typically receive favorable treatment under the LCR and NSFR. We use qualitative and quantitative analysis to identify core stable deposits. It is possible that our LCR and NSFR could fall below applicable regulatory requirements as a consequence of the inherent uncertainties associated with this analysis, including as a result of regulatory changes or additional guidance from our regulators. In addition to facing potential regulatory consequences, which could be significant, we may be required to remedy this shortfall by liquidating assets in our investment portfolio or raising additional debt, each of which could have a material negative impact on our net interest income.

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

Various laws, regulations, rules and directives effective in the jurisdictions in which we operate have an impact on our provision of many products and services. Implementation of, and revisions to, these laws, regulations, rules and directives have affected our operations and risk profile. Furthermore, we conduct business in various jurisdictions that may not have comparable levels of protection for intellectual property and proprietary information as the U.S. The protection afforded in those jurisdictions may be less established and/or predictable. As a result, there may also be heightened risks associated with the potential theft of data, proprietary information, technology and intellectual property in those jurisdictions by domestic or foreign actors, including private parties and those affiliated with or controlled by state actors.

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

86 BNY

Risk Factors (continued)
We are also subject to laws and regulations relating to the protection and privacy of the information of clients, employees and others, and any failure to comply with these laws and regulations could expose us to liability, increased regulatory oversight and/or reputational damage. We continue to allocate additional time and resources to comply with such laws and regulations, as our potential liability for non-compliance and reporting obligations in the case of data breaches could be significant. In addition, our businesses are increasingly subject to laws and regulations relating to privacy, surveillance, encryption and data localization in the jurisdictions in which we operate. Compliance with these laws and regulations has required us to change our policies, procedures and technology for information security and segregation of data, which, among other things, makes us more vulnerable to operational failures, and to monetary penalties for breach of such laws and regulations.

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

Like many major financial institutions, we and our affiliates are the subject of inquiries, investigations, lawsuits and proceedings by counterparties, clients, other third parties, tax authorities and regulatory and other governmental agencies in the U.S. and abroad, as well as the Department of Justice and state attorneys general. See “Legal proceedings” in Note 21 of the Notes to Consolidated Financial Statements for a discussion of material legal and regulatory proceedings in which we are involved. The number of these investigations and proceedings, as well as the amount of penalties and fines sought, has remained elevated for many firms in the financial services industry, including us. We have been, and may in the future become, subject to heightened regulatory scrutiny, inquiries or investigations, and potentially client-related inquiries or claims, relating to broad, industry-wide concerns that could lead to increased expenses or reputational damage. Regulators and other governmental authorities may also be more likely to pursue enforcement actions, or seek admissions of wrongdoing or guilty pleas, in connection with the resolution of an inquiry or investigation to the extent a firm has previously been subject to other governmental investigations or enforcement actions. Previous high-profile settlements by other financial institutions with governmental entities may adversely affect the outcomes in future similar actions, especially where governmental officials have announced that large settlements will be used as the basis or a template for other settlements. Separately, policymakers globally continue to focus on enforcement actions related to the protection of client assets, cybersecurity and data protection, as well as tax avoidance and evasion.

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

BNY 87

Risk Factors (continued)
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

Our businesses involve the risk that clients or others may sue us, claiming that we or third parties for whom they say we are responsible have failed to perform under a contract or otherwise failed to carry out a duty perceived to be owed to them, including perceived fiduciary or contractual duties. This risk may be heightened during periods when credit, equity or other financial markets are deteriorating in value or are particularly volatile, when clients or investors are experiencing losses or as public attention on a particular issue intensifies. In some cases, additional third parties that would otherwise be defendants in such cases, or that have agreed to indemnify for such losses, may be bankrupt or in financial distress, or may not honor their obligations. As a publicly held company, we are also subject to the risk of claims under the federal securities laws. Volatility in our stock price increases this risk.

Increasingly, regulators, tax authorities, congressional bodies, private plaintiffs and courts have sought to hold financial institutions liable or otherwise accountable for the misconduct of their clients where such actors have determined that the financial institution should have detected that the client was engaged in wrongdoing, even though the financial institution had no direct knowledge of the wrongdoing.

Actions brought against us may result in lawsuits, enforcement actions, injunctions, settlements, damages, fines or penalties, which could have a material adverse effect on our results of operations and financial condition or require changes to our business. Claims for significant monetary damages are asserted in many of these legal actions, while claims for disgorgement, penalties and/or other remedial sanctions may be sought in regulatory matters. These risks may be more acute when operating in foreign jurisdictions or in instances where adversaries to such disputes are government or quasi-government actors otherwise motivated in whole or in part by non-commercial incentives. Although we establish accruals for our litigation and regulatory matters in accordance with applicable accounting guidance, our exposure to such litigation and regulatory matters can be unpredictable, and when those matters proceed to a stage where they present loss contingencies that are both probable and reasonably estimable, there may be a material exposure to loss in excess of any amounts accrued, or in excess of any loss contingencies disclosed as reasonably possible. Such loss contingencies may not be probable and reasonably estimable until the proceedings have progressed significantly, which could take several years and occur close to resolution of the matter.

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

We rely on certain employees with subject matter expertise to assist in the implementation of important initiatives and to support the development of new products and services, including in connection with our deployment of artificial intelligence and other technology initiatives. As focus on technology and

88 BNY

Risk Factors (continued)
risk management increases in the financial industry, competition for technologists, artificial intelligence engineers and risk personnel has intensified, which could constrain our ability to execute on certain of our strategic initiatives.

Our ability to attract, retain and motivate key executives and other highly qualified employees may be negatively impacted by the level and composition of our compensation and benefits programs and by continuous changes to immigration policies and other restrictions applicable to incentive and other compensation programs, including deferral, clawback requirements and other limits on incentive compensation. Some of these restrictions may not apply to some of our competitors and to other institutions with which we compete for talent, in particular as we are more often competing for personnel with financial technology providers and other entities that may not be publicly traded or regulated banking organizations and, in either case, may not have the same limitations on compensation as we do. Furthermore, because a portion of our annual incentive compensation paid to some of our employees is deferred equity that is subject to the value of our common stock, declines in our profitability or outlook could adversely affect the ability to attract and retain employees. Additionally, changes to our executive management may create uncertainty, divert resources, be disruptive to our daily operations or impact public or market perception, any of which could result in an adverse impact on our business.

Advances in technology, such as artificial intelligence driven automation, may lead to changes in the composition of our workforce. This could require us to invest in reskilling programs and to manage impacts on morale and retention as well as employment-related litigation. Relatedly, the loss of critical employees’ skills, market knowledge and industry experience, and the cost of finding replacements, particularly in competitive labor markets, have led, and may continue to lead, to an increase in labor costs, which may hurt our business. In addition, our current or future approach to in-office and remote-work arrangements may not meet the needs or expectations of our current or prospective employees, may not be perceived as favorable as compared to the arrangements offered by competitors and may not be conducive to a collaborative working environment, which could adversely affect our ability to attract, retain, develop and motivate employees. If we are unable to continue to attract, retain, develop and motivate highly qualified employees, or manage the workforce implications of our deployment of artificial intelligence, our performance, including our competitive position, could be adversely affected.

A failure or circumvention of our controls, policies and procedures could have a material adverse effect on our business, financial condition, results of operations and reputation.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system will be met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, reputation, results of operations and financial condition. Moreover, if we identify material weaknesses in our internal control over financial reporting or are otherwise required to restate our financial statements, we could be required to implement expensive and time-consuming remedial measures and could lose investor confidence in the accuracy and completeness of our financial reports. In addition, there are risks that individuals, either employees or contractors, may circumvent established control mechanisms in order to, for example, exceed exposure, liquidity, trading or investment management limitations, or commit fraud. We are also subject to additional risks if third parties with which we do business fail to comply with our policies and procedures or fail to notify us promptly of any noncompliance.

Additionally, although we prohibit the use of unauthorized personal devices and applications by our employees and contractors, we are subject to inquiries by regulators with respect to recordkeeping and reporting obligations and are subject to additional risks related to the use of personal devices and non-approved platforms, applications and tools by our employees or by third parties with which we do business for work-related activities. Any failure to comply with our policies and procedures could adversely affect our business.

BNY 89

Risk Factors (continued)
Market Risk

Weakness and volatility in financial markets and the economy generally may materially adversely affect our business, financial condition and results of operations.

As a financial institution, our businesses are particularly sensitive to economic and market conditions, including in the capital and credit markets. Further, when these markets are volatile or disruptive, we have experienced declines in our fair valued assets, including in our securities portfolio and seed capital, as well as a fair value reduction in the portfolios that we manage that generate investment and wealth management fees. Conditions in the financial markets and the economy generally, both in the U.S. and elsewhere around the world have materially affected, and may continue to affect, our results of operations, including investment management fees.

Foreign exchange trading that we execute for clients generates revenues which are primarily driven by the volume of client transactions and the spread realized on these transactions, both of which are impacted by market volatility and the impact of foreign exchange hedging activities. Our clients’ cross-border investing activity could decrease in reaction to economic and political uncertainties, including changes in laws or regulations governing cross-border transactions, such as currency controls or tariffs, as well as shifts in the global monetary system. Volumes and/or spreads in some of our products tend to benefit from currency volatility and are likely to decrease during times of lower currency volatility. Such revenues also depend on our ability to manage the risk associated with the currency transactions we execute and program pricing.

A variety of factors impact global economies and financial markets, including interest rates and their associated yield curves, commodity pricing, market and political instabilities, volatile debt and equity market values, inflation, expectations relating to inflation trends and monetary policy actions taken by central banks, the strength of the U.S. dollar, geopolitical tensions, the imposition of tariffs, counter tariffs or other limitations on international trade or travel, including changes to international trade and investment policies by the U.S., the EU or other large economies (which could disrupt world trade, lead to trade retaliation and other supply chain complications), unemployment levels, labor strikes, declining business, investor and consumer confidence, recessionary fears, the impact of volatility in digital asset markets on the broader market, governmental budget deficits (including, in the U.S., at the federal, state and municipal levels), partial or full government shutdowns (including concerns about the stability of funding for the U.S. federal government) and contagion risk from possible default on sovereign debt. More specifically, in recent years, the U.S. government has approached its statutory debt limit, which required specific measures taken by the U.S. Treasury Department to prevent the U.S. government’s default on its payment obligations. In the future, delays to raise or suspend the federal debt ceiling in similar circumstances could have severe repercussions within the U.S. and to global credit and financial markets and could result in a variety of adverse effects for our business, results of operations, liquidity and financial condition. Additionally, global economies and financial markets may be adversely affected by widespread health emergencies, pandemics, natural disasters, climate-related incidents, conflicts, acts of war or political instability (such as in Ukraine, the Middle East and Latin America), terrorism as well as economic sanctions.

In particular, we face the following risks in connection with these factors, some of which are discussed at greater length in separate risk factors:
•Geopolitical tension and economic instability in countries around the world can at times increase the demand for low-risk investments, particularly in U.S. Treasuries and the dollar. A “flight to safety” has historically increased our balance sheet, which has negatively impacted, and could continue to negatively impact, our leverage-based regulatory capital measures. During such periods of market uncertainty, our level of client deposits has in recent years tended to increase; however, because these deposits have high potential run-off rates, we have historically deposited these so-called excess deposits with central banks and in other highly liquid and low-yielding instruments, with a negative impact on our net interest income. A sustained “flight to safety” has historically triggered a decline in trading, capital markets and cross-border activity which would likely decrease our revenue, negatively impacting our results of operations, financial condition and, if sustained in the long term, our business.
90 BNY

Risk Factors (continued)
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

Our principal commercial focus is on fee-based business, which is distinct from commercial banking institutions that earn most of their revenues from loans and other traditional interest-generating products and services. For the year ended Dec. 31, 2025, 72% of our total revenue was fee-based. Our fee-based businesses include investment and wealth management, custody, corporate trust, depositary receipts, clearing, collateral management and treasury services, which are highly competitive businesses.

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

BNY 91

Risk Factors (continued)
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

When our investment management revenues decline, interest rates rise or other market factors affect the value of our investment management business, we have had, and may in the future have, declines in the fair value in our Investment Management reporting unit, one of the two reporting units in our Investment and Wealth Management segment. If the fair value of the Investment Management reporting unit declines below its carrying value, we would be required to take, and have previously taken, an impairment charge.

Levels of and changes in interest rates have impacted, and will in the future continue to impact, our profitability and capital levels, at times adversely.

We earn revenue, known as “net interest income,” on the difference between the interest income earned on our interest-earning assets, such as the loans we make and the securities we hold in our investment securities portfolio, and the interest expense incurred on our interest-bearing liabilities, such as deposits and borrowed money. Additionally, we earn net interest income on other activities relating to interest-earning assets and interest-bearing liabilities, such as reverse repurchase agreements and repurchase agreements, respectively. Our net interest margin is sensitive to the shape of the yield curve and whether the interest rate paid or received is fixed or moves with changes in market interest rates.

Global economic challenges present uncertainties regarding monetary policy and future interest rate movements. High and rising debt levels in the U.S. and globally may contribute to interest rate volatility. Actions taken by the Federal Reserve and central banks in other jurisdictions, including changes in target rates, balance sheet management and lending facilities, are beyond our control and difficult to predict. The continued prevalence of higher rates, including unexpectedly precipitous rate increases, could adversely impact our business, financial condition and results of operations, due to:
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

92 BNY

Risk Factors (continued)
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

Conversely, a material decline in the short-term rate environment, and/or a flat or inverted yield curve has adversely impacted, and in the future could adversely impact, our net interest income and results of operations due to:
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

Our business activities involve investing in interest-bearing assets and incurring interest-bearing liabilities with varying durations. Changes in the direction and levels of interest rates, the relationship between short-and long-term rates and the speed of interest rate changes have impacted, and in the future are expected to continue to impact, our net interest margin, capital ratios and overall financial position. Changes in the direction and level of interest rates may also have adverse impacts on our clients and counterparties, which could adversely impact multiple aspects of our business, including our fee revenue, allowance for credit losses and deposit mix. Although we have policies and procedures in place to assess and mitigate the potential impacts of changes in the direction and level of interest rates, these policies and procedures may fail to effectively mitigate these risks.

A more detailed discussion of the interest rate and market risks we face is contained in “Risk Management – Risk Types Overview – Market Risk.”

We have experienced, and may continue to experience, unrealized or realized losses on securities related to volatile and illiquid market conditions, reducing our capital levels and/or earnings.

We maintain an investment securities portfolio of various holdings, types and maturities. At Dec. 31, 2025, approximately 68% of these securities were classified as available-for-sale, which are recorded on our balance sheet at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income, net of tax. The securities in our held-to-maturity portfolio, recorded on our balance sheet at amortized cost, were approximately 32% of our securities portfolio at Dec. 31, 2025. Our available-for-sale securities portfolio, to the extent unhedged, may result in increased volatility in our accumulated other comprehensive income or earnings relative to a loan portfolio that is accounted for at amortized cost.

Our investment securities portfolio represents a greater proportion of our consolidated total assets (approximately 32% at Dec. 31, 2025), in comparison to many other major U.S. financial institutions due to our custody and trust bank business model. Accordingly, our capital levels and results of operations and financial condition are materially exposed to the risks associated with our investment securities portfolio, including interest rate-related risks.

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

BNY 93

Risk Factors (continued)
total assets in an available-for-sale accounting classification.

Generally, the fair value of available-for-sale securities is determined based on market prices available from third-party sources. During periods of market disruption, it may be difficult to value certain of our investment securities if trading becomes less frequent and/or market data becomes less observable. As a result, valuations may include inputs and assumptions that are less observable or require greater estimation and judgment as well as valuation methods which are more complex. These values may not be ultimately realizable in a market transaction, and such values may change very rapidly as market conditions change and valuation assumptions are modified. Decreases in value may have a material adverse effect on our results of operations and financial condition. The estimate of expected credit losses is determined in part by management’s assessment of the financial condition and prospects of a particular issuer, projections of future cash flows and recoverability of the particular security. Management’s conclusions on such assessments are highly judgmental and include assumptions and projections of future cash flows which may ultimately prove to be incorrect as assumptions, facts and circumstances change. On the other hand, we are limited in the actions we can take related to our held-to-maturity securities absent a significant deterioration in the issuer’s creditworthiness. Therefore, we may be constrained in our ability to liquidate a held-to-maturity security that is deteriorating in value. If our determinations change about our intention or ability to not sell available-for-sale securities that have experienced a reduction in fair value below their amortized cost, we could be required to recognize a loss in earnings for the entire difference between fair value and amortized cost.

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

We have credit exposure to clients and counterparties in many different industries, particularly financial institutions, as a result of trading, clearing and financing, providing custody services, securities lending services or other relationships. Our direct credit exposure consists of extensions of secured and unsecured credit to clients and use of our balance sheet. In addition to traditional credit activities, we also extend intraday credit in order to facilitate our various processing, settlement and intermediation activities. We could be adversely affected by the actions and commercial soundness of organizations to whom we have lent funds, as defaults or non-performance (or even uncertainty concerning such default or non-performance) by one or more of these institutions, or the markets generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions (including our counterparties and/or clients) in the future.

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

94 BNY

Risk Factors (continued)
When we provide credit to clients in connection with providing cash management, clearing, custodial and other services, we are exposed to potential loss if the client experiences credit difficulties. Higher market volatility, inflationary pressures, tariffs, recessionary conditions or declines in equity values could negatively affect the creditworthiness of our clients, which, in turn, would increase our credit risk. As a growing number of our clients are active in more than one of our products and services, credit difficulties experienced by a small number of clients, or a loss of their business, could lead to larger losses across multiple lines of business. We are also generally not able to net exposures across affiliated clients or counterparties and may not be able to net exposures to the same legal entity across multiple products. In addition, we may incur a loss in relation to one entity or product even though our exposure to one of the entity’s affiliates is over-collateralized. Moreover, not all of our client or counterparty credit exposure is secured.

In our agency securities lending program, we act as agent on behalf of our clients, the lenders of securities, in securities lending transactions with our clients’ counterparties (including broker-dealers), acting as borrowers, wherein securities are lent by our clients and the securities loans are collateralized by cash or securities posted by such counterparties. Typically, in the case of cash collateral, our clients authorize us as their agent to invest the cash collateral in approved investments pursuant to each client’s investment guidelines and instructions. Such approved investments may include reverse repurchase transactions with repo counterparties. In many cases, in the securities loans we enter into on behalf of our clients, we agree to replace the client’s loaned securities that the borrower fails to return due to certain defaults by the borrower, mainly the borrower’s insolvency. Therefore, in situations where the market value of the loaned securities that the borrower fails to return to a client (which loaned securities we are obligated to replace and return to the client) exceeds the amount of proceeds resulting from the liquidation of the client’s approved investments and cash and non-cash collateral of such client, we may be responsible for the shortfall amount necessary to purchase any replacement securities. In addition, in certain cases, we may also assume the risk of loss related to approved investments that are reverse repurchase transactions as described above. In these two scenarios, we, rather than our clients, are exposed to the risks of the defaulting counterparty in the securities lending transactions and, where applicable, in the reverse repurchase transactions. For further discussion on our securities lending indemnifications, see “Commitments and contingent liabilities – Off-balance sheet arrangements” in Note 21 of the Notes to Consolidated Financial Statements.

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

BNY 95

Risk Factors (continued)
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

When we loan money, commit to loan money or provide credit or enter into another contract with a counterparty, we incur credit risk, or the risk of loss if our borrowers do not repay their loans or our counterparties fail to perform according to the terms of their agreements. Our profitability is adversely affected when our borrowers default, in whole or in part, on their loan obligations to us or when there is a significant deterioration in the credit quality of our loan portfolio. We reserve for potential future credit losses by recording a provision for credit losses through earnings. The allowance for loan losses and allowance for lending-related commitments represents management’s estimate of current expected credit losses over the lifetime of the related credit exposure taking into account relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of our loans and lending commitments. We use a quantitative methodology and qualitative framework for determining the allowance for loan losses and the allowance for lending-related commitments. Within this qualitative framework, management applies judgment when assessing internal risk factors and environmental factors to compute an additional allowance for each component of the loan portfolio. As is the case with any such judgments, we could fail to identify these factors or accurately estimate their impact. We cannot provide any assurance as to whether charge-offs related to our credit exposure may occur in the future. Current and future market and economic developments may increase default and delinquency rates and negatively impact the quality of our credit portfolio, which may impact our charge-offs. Although our estimates contemplate current conditions and how we expect them to change over the life of the portfolio, it is reasonably possible that actual conditions could be worse than anticipated in those estimates, which could materially adversely affect our results of operations and financial condition. See “Results of Operations – Critical accounting estimates.”

96 BNY

Risk Factors (continued)
Capital and Liquidity Risk

Our business, financial condition and results of operations could be adversely affected if we do not effectively manage our liquidity.

Our operating model and overall strategy rely heavily on our access to financial market utilities and global capital markets. Without such access, it would be difficult to process payments and settle and clear transactions on behalf of our clients. Deterioration in our liquidity position, whether actual or perceived, can impact our market access by affecting participants’ willingness to transact with us. Changes to our liquidity can be caused by various factors, such as funding mismatches, a failure in our asset/liability management, market constraints disabling asset to cash conversion, inability to issue debt on terms acceptable to us, run-offs of core deposits and contingent liquidity events such as additional collateral posting. Changes in economic conditions or exposure to credit, market, reputational, operational and legal risks can also affect our liquidity.

Our business is dependent in part on our ability to meet our cash and collateral obligations at a reasonable cost for both expected and unexpected cash flows. We also must manage liquidity risks on an intraday basis, in a manner designed to ensure that we can access required funds during the business day to make payments or settle immediate obligations, often in real time. We receive client deposits through a variety of investment management and investment servicing businesses and we rely on those deposits as a low-cost and stable source of funding. Our ability to continue to receive those deposits, and other short-term funding sources, is subject to variability based on a number of factors, including volume and volatility in the global securities markets, the relative interest rates that we are prepared to pay for those deposits and the perception of the safety of those deposits or other short-term obligations relative to alternative short-term investments available to our clients. We could lose deposits if we suffer a significant decline in the level of our business activity, our credit ratings are materially downgraded, interest rates rise or remain at elevated levels, or if we or our peers become subject to significant negative press or significant regulatory action or litigation, among other reasons. Our liquidity could also be adversely affected by clients’ withdrawal of deposits in response to volatility and disruptions in the financial markets or a stress event. Such stress events may impact certain industries in which our depositors may be concentrated or correlated and may consequently disproportionally affect our liquidity. Further, deposit outflows could increase if our clients with uninsured or nonoperational deposits look for alternative placements for their funds amidst market and financial industry volatility. A perceived loss of confidence in BNY as a depository institution may be additionally exacerbated by the speed and pervasiveness with which information, which may be inaccurate or incomplete, is disseminated through social media or other internet forums. If we were to lose a significant amount of deposits, we may need to replace such funding with more expensive funding and/or reduce assets, which would reduce our net interest income.

The degree of client demand for short-term credit tends to increase during periods of market turbulence, which, for example, may result in us extending intraday credit to our fund clients to facilitate their ability to pay increased redemptions. In addition, during periods of market turbulence, draws under committed revolving credit facilities that we provide to our institutional clients have increased, and may in the future increase, substantially. Such client demand may negatively impact our leverage-based capital ratios, and in times of sustained market volatility, may result in significant leverage-based ratio declines.

In addition, our access to the debt and equity capital markets and credit markets is a significant source of liquidity. Events or circumstances often outside of our control could limit our access to capital markets and credit markets, increase our cost of borrowing, adversely affect our liquidity or impair our ability to execute our business plan. The factors include, among others: market disruptions; lack of liquidity in the markets; changes in government fiscal and monetary policies; uncertainty related to U.S. sovereign funding (including sustained fiscal deficits, debt ceiling constraints or downgrades of U.S. government credit ratings); a sustained decline in demand for U.S. Treasuries; and loss of confidence by securities purchasers or counterparties in us or in the funds markets. In addition, clearing organizations, regulators, clients and financial institutions with which we interact may exercise the right to require additional collateral based on market perceptions or market conditions, which could further impair our access to and cost of funding. Market

BNY 97

Risk Factors (continued)
perception of sovereign default risks can also lead to inefficient money markets and capital markets, which could further impact our funding availability and cost. Conversely, excess liquidity inflows could increase our interest expense, limit our financial flexibility and increase our total assets in a manner that could negatively impact our capital ratios.

Under the U.S. capital rules, the size of the capital surcharge that applies to a U.S. G-SIB is based in part on its reliance on short-term wholesale funding, including certain types of deposit funding, which may increase the cost of such funding. Furthermore, certain non-U.S. authorities require large banks to incorporate a separate subsidiary in countries in which they operate and to maintain independent capital and liquidity at foreign subsidiaries. These requirements could hinder our ability to efficiently manage our funding and liquidity in a centralized manner, requiring us to hold more capital and liquidity overall.

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

98 BNY

Risk Factors (continued)
not generally permissible without FHC status or to continue such activities.

The failure by one of our U.S. bank subsidiaries to maintain its status as “well capitalized” could lead to, among other things, higher FDIC assessments and could have reputational and associated business consequences.

If we or our subsidiary banks fail to meet U.S. and international minimum capital rules and other regulatory requirements, we may not be able to deploy capital in the operation of our business or distribute capital to stockholders.

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

Finally, our regulatory capital ratios, liquidity metrics and related components are based on our current interpretation, expectations and understanding of the applicable rules and are subject to, among other things, ongoing regulatory review, regulatory approval of certain statistical models, additional refinements, modifications or enhancements (whether required or otherwise) to our models and further implementation guidance. Any modifications resulting from these ongoing reviews, the adoption of new or heightened prudential regulatory requirements, or the continued implementation of the U.S. capital rules (such as the implementation of Basel III reforms), the LCR, the NSFR, the resolution planning process and related amendments, could result in changes in our RWAs, capital components, liquidity inflows and outflows, HQLA, or other elements involved in the calculation of these measures, which could impact regulatory capital and liquidity ratios. Further, because operational risk is currently measured based not only upon our historical operational loss experience but also upon ongoing events in the banking industry generally, our level of operational RWAs could significantly increase or otherwise remain elevated and may potentially be subject to significant volatility, negatively impacting our capital ratios. The uncertainty caused by these factors could ultimately impact our ability to meet our goals, supervisory requirements and regulatory standards.

The Parent is a non-operating holding company and, as a result, is dependent on dividends from its subsidiaries and extensions of credit from the IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases, payment of income taxes and payment of dividends to its stockholders.

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

There are various limitations on the extent to which our banks and other subsidiaries can finance or otherwise supply funds to the Parent (by dividend or otherwise) and certain of our affiliates. Each of these restrictions can reduce the amount of funds available to meet the Parent’s obligations. Many of our subsidiaries, including our bank subsidiaries, are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to block or reduce the flow of funds from those subsidiaries to the Parent or other subsidiaries. In addition, our bank subsidiaries would not be permitted to distribute a dividend if doing so would constitute an unsafe and unsound practice or if the payment would reduce their capital to an inadequate level. Our subsidiaries may also choose to restrict dividend payments to the Parent in order to increase their own capital or liquidity levels. Our bank subsidiaries are also subject to restrictions on their ability to lend to or transact with non-bank affiliates, minimum regulatory capital and liquidity requirements, and restrictions on their ability to use funds deposited with them in bank

BNY 99

Risk Factors (continued)
or brokerage accounts to fund their businesses. See “Supervision and Regulation” and “Results of Operations – Liquidity and dividends,” as well as Note 18 of the Notes to Consolidated Financial Statements. Further, we evaluate and manage liquidity on a legal entity basis, which may place legal and other limitations on our ability to utilize liquidity from one legal entity to satisfy the liquidity requirements of another, including the Parent.

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

Holders of our common and preferred stock are only entitled to receive such dividends or other distributions of capital as our Board of Directors may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so. In addition to the Board of Directors’ approval, our ability to take certain actions, including our ability to declare dividends or repurchase our common stock, may be subject to the buffers under the Federal Reserve’s capital and
TLAC rules, including the firm-specific SCB. The buffers and our ongoing capital requirements under the capital rules are affected by the results of CCAR and any required changes to or resubmissions of our capital plan. The Federal Reserve is also able, outside the CCAR process, to restrict our ability to make capital distributions and subject us to other supervisory or enforcement actions. A Federal Reserve determination that our capital planning processes were weak or otherwise fail to meet supervisory expectations could have a variety of adverse consequences, including, without limitation, ratings downgrades, ongoing heightened supervisory scrutiny, expenses associated with remediation activities and potentially an enforcement action. In addition, regulatory capital rules, which are subject to change, may limit or otherwise restrict how we utilize our capital, including common stock dividends and stock repurchases, and may require us to increase or alter the mix of our outstanding regulatory capital instruments. Changes in the composition of our balance sheet, including as a result of changing economic conditions and market values, may further require us to increase or alter the mix of our outstanding regulatory capital, which in turn could impact our ability to return capital to shareholders. Any requirement to increase our regulatory capital ratios or alter the composition of our capital could require us to liquidate assets or otherwise change our business and/or investment plans, which may negatively affect our financial results.

A failure or inability to increase dividends along with our competitors, or any reduction of, or elimination of, our common stock dividend would likely adversely affect the market price of our common stock, our return on equity and market perceptions of BNY.

Our ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full dividends as required on our outstanding preferred stock.

Any material reduction in our credit ratings or the credit ratings of our principal bank subsidiaries, The Bank of New York Mellon, BNY Mellon, N.A. or The Bank of New York Mellon SA/NV, could increase the cost of funding and borrowing to us and our rated subsidiaries and have a material adverse effect on our business, financial condition

100 BNY

Risk Factors (continued)
and results of operations and on the value of the securities we issue.

Our debt and preferred stock and the debt and deposits of our principal bank subsidiaries, The Bank of New York Mellon, BNY Mellon, N.A. and The Bank of New York Mellon SA/NV, are currently rated investment grade by the major rating agencies. These rating agencies regularly evaluate us and our rated subsidiaries. Their credit ratings are based on several factors, including our financial strength, performance, prospects and operations, as well as factors not entirely within our control, including conditions affecting the financial services industry generally and the U.S. government. Rating agencies employ different models and formulas to assess the financial strength of a rated company, and from time to time rating agencies have, in their discretion, altered these models. Changes to rating agency models, general economic conditions, regulatory developments or other circumstances outside our control could negatively impact a rating agency’s judgment of the rating or outlook it assigns to us or our rated subsidiaries. As a result, we or our rated subsidiaries may not be able to maintain our respective credit ratings or outlook on our securities. For further discussion of our and our principal bank subsidiaries’ credit ratings, see “Results of Operations – Liquidity and dividends.”

A material reduction in our credit ratings or the credit ratings of our rated subsidiaries, which can occur at any time without notice, could have a material adverse effect on our access to credit markets, the related cost of funding and borrowing, our credit spreads, our liquidity and certain trading revenues, particularly in those businesses where counterparty creditworthiness is critical. In addition, in connection with certain over-the-counter derivatives contracts and other trading agreements, counterparties may require us or our rated subsidiaries to provide additional collateral or to terminate these contracts and agreements and collateral financing arrangements in the event of a credit ratings downgrade below certain ratings levels, which could impair our liquidity. A downgrade by one rating agency, depending on the agency’s relative ratings of the entity at the time of the downgrade, may have an impact comparable to the impact of a downgrade by all rating agencies. In addition, if a rating agency downgrade or a review for downgrade were to occur during broader market instability, our options for responding to events may be more limited and more expensive, possibly significantly. A material reduction in our credit ratings also could decrease the number of investors and counterparties willing or permitted to do business with or lend to us and adversely affect the value of the securities we have issued or may issue in the future.

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

In connection with our single point of entry resolution strategy under Title I of the Dodd-Frank Act, the Parent has entered into a binding support agreement with certain key subsidiaries to facilitate the provision of capital and liquidity resources to them in the event of material financial distress or failure. The support agreement requires the Parent to transfer cash and other liquid financial assets to the IHC on an ongoing basis, subject to certain amounts retained by the Parent to meet its near-term cash needs, in exchange for unsecured subordinated funding notes issued by the IHC as well as a committed line of credit to the Parent to service its near-term obligations. The Parent’s and the IHC’s obligations under the support agreement are secured.

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

BNY 101

Risk Factors (continued)
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

From time to time, we have launched new lines of business, offered new products and services within existing lines of business or undertaken transformational or strategic projects. There are substantial risks and uncertainties associated with these efforts, including with respect to projects that involve the adoption of new and evolving technologies such as artificial intelligence. For example, we have devoted significant resources to building and integrating artificial intelligence solutions into our daily operations, as well as developing new technology solutions for our clients, including our initiatives related to real-time electronic payments and global collateral management, as well as Wove, our integrative wealth management advisory platform. If these technology solutions do not operate or perform as expected, are not successful, or do not produce the anticipated efficiencies, it could adversely impact our reputation, business and results of operations. Developing and providing new products and services, including those relating to digital assets, increases our operational risk exposures. These risks are often heightened for projects that rely on third-party service providers, or in connection with new technologies and asset classes, such as digital assets, that are not only new for BNY but also relatively new to the financial markets more broadly. Compared with our activities involving traditional assets, digital asset-related products or services may introduce incremental or unique risks, particularly those associated with cybersecurity exposures and third-party dependencies, as well as reputational, technology, legal and regulatory risks.

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

102 BNY

Risk Factors (continued)
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

In addition, the successful implementation of our products, lines of business and processes is supported by our ability to protect our intellectual property assets. We rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents, trade secrets and controls on access and distribution. However, these measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage. Furthermore, if a third party were to assert a claim of infringement or misappropriation of its proprietary rights, obtained through patents or otherwise, against us, we could be required to spend a significant amount of resources to defend such claims, develop alternative methods of operations, pay substantial money damages, obtain a license from the third party or possibly stop providing one or more products or services.

Legal, reputational and regulatory risks may also exist in connection with dealing with new products, technologies or markets, or clients and customers whose businesses focus on such products, technologies or markets, where there is regulatory uncertainty or different or conflicting regulations depending on the regulator or the jurisdiction. We may invest significant time and resources into the expansion of existing or creation of new compliance and risk management systems with respect to new products, technologies or markets.

Our strategic transactions present risks and uncertainties and could have an adverse effect on our business, financial condition and results of operations.

From time to time, to achieve our strategic objectives, we have acquired, disposed of or invested in (including through joint venture relationships) companies and businesses and have entered into strategic alliances or other collaborations with third-party service providers to deliver products and services to clients, and may do so in the future. Our ability to pursue or complete strategic transactions is in certain instances subject to regulatory approval and we cannot be certain when or if, or on what terms and conditions, any required regulatory approvals would be granted. Moreover, to the extent we pursue a strategic transaction, there can be no guarantee that the transaction will close when anticipated, or at all. If a strategic transaction does not close (including due to failure to obtain regulatory approval), or if the strategic transaction fails to deliver anticipated results, it could have an adverse effect on our business, financial condition and results of operations. Anticipated challenges in obtaining any required governmental approvals, or uncertainty as to the prospects for obtaining such approvals, could also prevent us from pursuing a strategic transaction we may otherwise view as attractive. In certain circumstances, governmental authorities could seek to acquire ownership interests in the Company, or influence over its operations, including, for example, in connection with regulatory approvals, which could materially affect our governance, operations and shareholder interests.

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

BNY 103

Risk Factors (continued)
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

Each disposition also poses challenges, including separating the disposed businesses, products and systems in a way that is cost-effective and is not disruptive to us or our clients. The inherent uncertainty involved in the process of evaluating, negotiating or executing a potential sale of one of our companies or businesses may cause the loss of key clients, employees, vendors and other business partners, which could have an adverse impact on our business, financial condition and results of operations. In addition, a portion of the purchase price we expect to receive in a disposition may be contingent or based on an earnout (e.g., dependent on the profitability or results of operations of the business over a period of time after the sale is completed). In such cases, we may not realize all, or any, contingent or earnout payments we anticipate receiving if the future performance of the business does not meet our expectations or if other contingent payment conditions are not satisfied.

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

We are executing on a plan to transition our organization to a platforms operating model. We expect such transition to lead to operating efficiencies, process simplification, cost savings, an increased focus on clients and improvements to the client experience, and infrastructure improvements to technology and other systems, among other benefits. Implementing these changes to our operating model involves various execution challenges, complexities and uncertainties, may be costly and disruptive to our business, may result in litigation, regulatory scrutiny, or other negative financial, strategic or reputational impacts. Projections regarding the benefits of the transition are based on current business operations, market conditions and management expectations, among other factors, and are subject to change. We may not be able to obtain the anticipated benefits, cost savings and operational improvements within the projected timing or at all. Additionally, we may experience unintended and unforeseen consequences as a result of such transition, including a loss of continuity, increased complexity, issues concerning employee retention, labor disputes, decreased employee morale and loss of institutional knowledge and expertise of departing employees. Such unintended consequences may increase as the final phase of our transition is implemented or if we are unsuccessful in executing organizational change management. If we are unable to successfully implement our transition to a platforms operating model, or fail to successfully operate under the new model, our business, financial condition and results of operations could be adversely affected.

104 BNY

Risk Factors (continued)
We are subject to competition in all aspects of our business, which could negatively affect our ability to maintain or increase our profitability.

The businesses in which we operate are intensely competitive around the world. Larger and more geographically diverse companies, and financial technology firms that invest substantial resources in developing and designing new technology and that are not subject to the same level of regulation, may be able to offer financial products and services at more competitive prices than we are able to offer. We have also experienced, and anticipate that we will continue to experience, pricing and other competitive pressures in several of our businesses. Pricing pressures, as a result of the willingness of competitors to offer comparable or improved products or services at a lower price, may result in a reduction in the price we can charge for our products and services, which could, and in some cases has negatively affected our ability to maintain or increase our profitability.

In addition, technological advances have made it possible for other types of non-depository institutions, such as financial technology firms, stablecoin issuers, outsourcing companies and data processing companies, to offer a variety of products and services competitive with certain areas of our business, including with respect to our clearing, settlement, payments and trading activities. In the future, financial technology firms may be able to provide traditional banking products and services by obtaining a bank-like charter or offering stablecoins or cryptocurrencies.

Moreover, new or disruptive technologies, such as blockchain and other distributed ledgers, as well as the introduction of new financial products such as stablecoins or advances in artificial intelligence, automation and quantum computing, may quickly impact markets and the manner in which our clients interact and transact within markets. Increased competition in any of these areas may require us to make additional capital investments in our businesses in order to remain competitive. Our failure to either anticipate, or participate in, the transformational change within a given market or adapt these technologies as successfully as our peers could make us less competitive and result in potential negative financial impact.

Furthermore, regulations could impact our ability to conduct certain of our businesses in a cost-effective manner or at all. The more restrictive laws and regulations applicable to the largest U.S. financial services institutions, including the U.S. capital rules, can put us at a competitive disadvantage relative to both our non-U.S. competitors and our U.S. competitors not subject to the same laws and regulations. See “Supervision and Regulation.”

Additional Risks

Our businesses may be negatively affected by adverse events, publicity, government scrutiny or other reputational harm.

We are subject to reputational, legal, compliance and regulatory risk in the ordinary course of our business. Damage to our reputation could affect the confidence of clients, rating agencies, regulators, employees, stockholders and other stakeholders and could in turn have an adverse impact on our business and results of operations.

Reputational harm may arise from numerous sources such as: events occurring at BNY, other financial institutions or in the financial markets; the perceived failure to comply with legal and regulatory requirements or deliver appropriate standards of service and quality; the failure to appropriately describe our products and services; the way we address sustainability concerns in our business activities or in our relationships with clients; public commentary or scrutiny against us; the purported inappropriate or unlawful actions of our employees or the use of social media by our employees; the consequences of using emerging technologies, such as blockchain technology or generative artificial intelligence; alleged financial reporting irregularities involving ourselves or other large and well-known companies; perceived or actual conflicts of interest; any cybersecurity event impacting us or our customers’ data and our cybersecurity defenses and business continuity and resiliency capabilities; our association with third-party service providers that attract heightened public attention; and the failure of an affiliate, joint venture, vendor or other third party with which we do business or that facilitates our business activities to comply with laws or regulations.

Adverse publicity, speculation or negative information about us, whether or not true, may be published or broadcast by the media or posted on social media, non-mainstream news services or other internet forums. The speed and pervasiveness with

BNY 105

Risk Factors (continued)
which information, misinformation or rumors can be disseminated through such channels, in particular social media, may magnify the risks relating to negative publicity or media scrutiny.

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

Impacts from geopolitical events, acts of terrorism, war, extreme weather and other natural disasters, pandemics and other similar events may have a negative impact on our business and operations.

In conducting our business and maintaining and supporting our global operations, we are subject to risks of loss from the outbreak of war, escalation or continuation of hostilities, global conflicts, acts of terrorism, extreme weather and other natural disasters, pandemics and other similar unpredictable or catastrophic events that could have a negative impact on our business and operations. We may also be impacted by unfavorable political, economic, legal or other developments, in addition to social or political instability, changes in governmental policies or policies of central banks, sanctions, expropriation, nationalization, confiscation of assets, price, capital and exchange controls, taxes, the imposition of tariffs, counter tariffs or other limitations on international trade and travel, which could disrupt world trade and lead to trade retaliation and other supply chain complications, and changes in laws and regulations. These risks may be heightened as a result of uncertainties about changing rules, regulations and policies during periods of transition between political administrations following elections. An escalation or continuation of hostilities, the imposition of additional sanctions or other laws prohibiting or limiting operations in certain jurisdictions or an elevated volume and complexity of cyberattacks as a result of geopolitical conflicts or tensions, could lead to unexpected disruptions to our businesses and could adversely affect the global economy and financial markets generally, diminish levels of economic activity and increase volatility in commodity prices, credit and capital markets. The extent and duration of any such military action, and the responses to such action by governments, central banks and the markets, are difficult to predict and may magnify the impact of other risks described in this section.

Our operations, business, clients, supply chain and other stakeholders, as well as the finance sector and the global economy, could be adversely affected by climate-related physical risks. Those risks include the increased frequency or severity of acute weather events, such as hurricanes, floods, heatwaves and wildfires, and shifts in the climate, such as increases in average global temperatures, rising sea levels, persistent changes in precipitation levels, prolonged drought, food and water insecurity, and any resulting population migration. Such changes could have adverse financial, operational and other impacts on us, both directly on our business, operations and employees, and indirectly as a result of impacts to our clients, vendors and other third parties on which we rely or as a result of market volatility. These risks, and the impact on our business and the business of our clients and counterparties, are often difficult to predict or quantify. Climate-related physical and transitions risks can also lead to a deterioration in our credit risk exposures. Further, the location of our headquarters near the Hudson River waterfront in New York and the location of our other properties may subject us to more frequent or severe weather events, which could lead to declines in the asset values of our properties and the reduced availability or increased cost of insurance.

While we have business continuity and disaster recovery plans in place, catastrophic events could damage our facilities, disrupt or delay for prolonged periods normal business operations (including communications, technology and physical access to our facilities) or result in harm to or cause travel limitations on our employees, with a similar impact on our clients, suppliers and counterparties. Notwithstanding our efforts to maintain business continuity and disaster recovery plans, to the extent a

106 BNY

Risk Factors (continued)
catastrophic event occurs and our business continuity and disaster recovery plans fail or are otherwise impaired, for example, because of an internal or external failure of our information technology infrastructure or increased rates of employee illness or unavailability, our business continuity status would be adversely impacted, our ability to service and interact with our clients may suffer and there would be a disruption to our businesses.

Catastrophic events could also negatively impact the purchase of our products and services if those events result in reduced capital markets activity, lower asset price levels or disruptions in general economic activity or in financial market settlement functions, which could negatively impact our business and results of operations. In addition, such catastrophic events may lead, and in some cases have led, to higher market volatility, reduced availability or increased cost of insurance for our clients, as well as an increase in delinquencies, bankruptcies or defaults that could result in our experiencing higher levels of nonperforming assets, net charge-offs and provisions for credit losses, negatively impacting our business and operations.

Differing expectations for sustainability-related initiatives across client segments and local markets could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation.

Efforts across certain jurisdictions to address climate-related physical and transition risks, slow the loss of biodiverse natural ecosystems and promote other sustainability causes and standards have led and are likely to continue to lead to new legislative and regulatory requirements, heightened expectations among regulators and supervisors, and changes in consumers’ and businesses’ behaviors and business preferences in those jurisdictions. Conversely, there has been increasing sentiment against these types of initiatives in certain jurisdictions, leading to new policies, requirements and public pressure discouraging or prohibiting these initiatives. In particular, financial institutions have come under increased scrutiny in certain jurisdictions regarding the management and disclosure of climate risks, both directly and indirectly. On the other hand, certain other jurisdictions in which we operate have enacted, or have proposed to enact, statutes that prohibit financial institutions from denying or canceling products or services to a person, or otherwise discriminating against a person in making available products or services, on the basis of social credit scores and certain other factors. This divergence has resulted and may continue to result in our becoming subject to new, differing or heightened legislative or regulatory requirements or supervisory guidance in the various jurisdictions in which we operate that may impact our ability to conduct certain business within those jurisdictions.

Our Investment Management line of business offers a range of solutions and advice for professional and personal investors designed to manage risk-adjusted returns and, where applicable, achieve their sustainable investment goals. Certain lawmakers and public officials have suggested that sustainability-related investing practices may result in violations of antitrust laws and breaches of fiduciary duty. In addition, we may face compliance risks presented by regulations that are intended to address “greenwashing”, including the EU’s SFDR and other regulations that may be promulgated in the future. We have been, and may in the future become, subject to enforcement actions and investigations by regulators and government officials, including state Attorneys General, regarding our sustainability-related investing practices. Governmental enforcement action could also lead to civil litigation claims by clients, fund shareholders and other third parties asserting violations of law or breaches of fiduciary duties and contractual obligations.

Further, as some regulators seek to mandate additional disclosure of sustainability-related information, our ability to comply with such requirements and to conduct more robust risk-related analyses may be hampered by lack of information and reliable data. Various factors could cause results to differ materially from those expressed in the estimates and beliefs made by third parties and by us, which could also impact our management of risk in this area and adversely affect us.

Views about sustainability are diverse, complex and changing, and our business, reputation and ability to attract and retain clients and employees may be harmed because of our actual or perceived actions or inactions with respect to sustainability matters. For example, clients are increasingly requesting information about our sustainability initiatives as part of their procurement and sourcing processes, and we may suffer reputational harm, lose business opportunities and face challenges in certain markets if

BNY 107

Risk Factors (continued)
our sustainability initiatives are perceived to be ineffective or inappropriate, or if we are unable to achieve our stated objectives and commitments. Moreover, our reputation may be damaged as a result of our association, whether actual or perceived, with, among others, certain industries, companies, individuals or products perceived to be contributing to sustainability issues. We are exposed to the risk of damage to our reputation and business resulting from potential allegations of discrimination against companies in certain sectors, as well as any decisions we may make to continue to conduct or change our activities. At the same time, certain industries, financial institutions and public sector entities have also been subject to criticism and negative publicity as a result of their decisions to reduce their involvement in certain industries or projects perceived to be contributing to sustainability issues. Further, governmental clients may choose not to use certain providers, such as us, if the legislators or governmental officials in such jurisdictions believe our positions are not consistent with the views of such legislators or officials. The continuously evolving societal, policy and political perspectives on sustainability make the ultimate impact on us difficult to predict, identify and monitor and may be detrimental to us.

Tax law changes or challenges to our tax positions with respect to historical transactions may adversely affect our net income, effective tax rate and our overall results of operations and financial condition.

In the course of our business, we receive inquiries and challenges from both U.S. and non-U.S. tax authorities on the amount of taxes we owe. If we are not successful in defending these inquiries and challenges, we may be required to adjust the timing or amount of taxable income or deductions, adjust the allocation of income among tax jurisdictions, or pay additional taxes, penalties or interest, any of which can require a greater provision for taxes or otherwise negatively affect earnings. Reserves may prove inadequate because we cannot necessarily accurately predict the outcome of any challenge, settlement or litigation or the extent to which it will negatively affect us or our business.

Future tax laws or the expiration of or changes in existing tax laws or the interpretation of those laws worldwide, including those governing withholding, stamp, service, and other non‑income taxes, could also have a material impact on our business or net income and may reduce certain tax benefits, or require adjustments to amounts previously recorded. Further, recent political developments globally, including at the local level, have added additional uncertainty with respect to new tax laws and regulations. Our actions taken in response to, or reliance upon, such changes in the tax laws may impact our tax position in a manner that may result in lower earnings and could adversely affect our results of operations. In addition, upon any change in income tax law, we must recognize the effect of the change on our deferred tax assets and liabilities. Increases in the U.S. tax rate would likely result in increases in our net deferred tax liabilities and a reduction in our net income in the period of enactment of the change. In addition, changes in tax rates or tax law could also impact the method and amount of capital that we return to shareholders. See Note 11 of the Notes to Consolidated Financial Statements for further information.

Additionally, the Company makes tax‑advantaged investments designed to generate after-tax returns primarily through federal and state income tax credits and other tax benefits over specified time periods. The Company is subject to the risk that previously recorded tax credits, some of which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may not be realized. The inability to realize these tax credits and other tax benefits could negatively impact the Company’s financial results. The risk of non‑realization depends on certain factors outside of the Company’s control, including changes in the applicable tax code, or the interpretation of the tax code, and the performance of the investments.

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

108 BNY

Risk Factors (continued)
accounting and reporting standards governing the preparation of our financial statements or the interpretation of those standards that may require us to apply a new or revised standard retrospectively, potentially resulting in the restatement of our prior period financial statements and our related disclosures.

Additionally, our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates based upon assumptions and use judgments and models about future economic and market conditions, which affect reported amounts and related disclosures in our financial statements. Amounts subject to estimates are items such as the allowance for credit losses, goodwill and other intangibles and litigation and regulatory contingencies. Among other effects, such changes in estimates could result in further impairments of goodwill and intangible assets and establishment of allowances for credit losses as well as litigation and regulatory contingencies. In performing our annual and interim goodwill impairment tests, we may use an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach are based on management’s projections. Estimated cash flows extend far into the future, and, by their nature, are difficult to estimate over such an extended time frame. Factors that may significantly affect the cash flow estimates include, among others, market values of assets we manage, the level and mix of those assets, customer behaviors and attrition, operating margins, changes in revenue growth trends, certain money market fee waiver practices, cost structures and technology, regulatory and legislative changes, specific industry or market sector conditions, competition and changes in interest rates. In the future, small changes in the assumptions, such as changes in the cash flow estimates, discount rate or long-term growth rate, or a prolonged macroeconomic downturn may produce a material non-cash goodwill impairment. If actual or subsequent events occur that are materially different than the assumptions, judgments and estimates we used, our results of operations may be materially and negatively impacted.

BNY 109

Recent Accounting Developments
The following accounting guidance issued by the FASB has not yet been adopted as of Dec. 31, 2025.

Accounting Standards Update (“ASU”) 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires the disaggregation of specific types of expenses, including, but not limited to, employee compensation, depreciation and intangible asset amortization, to be presented in the Notes to the Consolidated Financial Statements. This ASU also requires the disclosure of the total amount of selling expenses, and on an annual basis, the definition of selling expenses.

This ASU is effective for annual reporting periods beginning after Dec. 15, 2026 and interim reporting periods beginning after Dec. 15, 2027 with early adoption is permitted. BNY is currently evaluating this guidance and the impact on the expense disclosures.

ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use
Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, which amends certain aspects of the accounting for, and disclosure of, software costs. This ASU provides guidance on how to evaluate whether it is probable that a project will be completed and the software will be used to perform the function intended (referred to as the ‘probable-to-complete recognition threshold’).

This ASU is effective for annual reporting periods beginning after Dec. 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance allows for either prospective, retrospective or a modified prospective application. BNY is currently evaluating this guidance.

ASU 2025-09—Derivatives and Hedging (Topic 815): Hedge Accounting Improvements

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815): Hedge Accounting Improvements, which addresses five hedge accounting issues by providing additional guidance that is expected to enable entities to achieve and maintain hedge accounting for highly effective economic hedges and more closing aligning hedge accounting with risk management activities.

This ASU is effective for annual reporting periods beginning after Dec. 15, 2026, with early adoption permitted. Guidance is to be applied on prospective basis, however certain changes to existing cash flow hedges is permitted as of adoption. BNY is currently evaluating this guidance and expects to early adopt in the first quarter of 2026.

110 BNY

Supplemental Information (unaudited)
Explanation of GAAP and Non-GAAP financial measures

BNY has included in this Annual Report certain Non-GAAP financial measures on a tangible basis as a supplement to GAAP information, which exclude goodwill and intangible assets, net of deferred tax liabilities. We believe that the return on tangible common shareholders’ equity – Non-GAAP is additional useful information for investors because it presents a measure of those assets that can generate income, and the tangible book value per common share – Non-GAAP is additional useful information because it presents the level of tangible assets in relation to shares of common stock outstanding.

BNY included revenue measures excluding notable items, including disposal gains and losses. Expense measures, excluding notable items, including severance expense, litigation reserves and the FDIC special assessment, are also presented. Litigation reserves represent accruals for loss contingencies that are both probable and reasonably estimable, but exclude standard business-related legal fees. Income before taxes, net income applicable to common shareholders of The Bank of New York Mellon Corporation, diluted earnings per share, return on common shareholders’ equity, return on tangible common shareholders’ equity and pre-tax operating margin, excluding the notable items mentioned above, are also provided. These measures are provided to permit investors to view the financial measures on a basis consistent with how management views the businesses.

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

BNY 111

Supplemental Information (unaudited) (continued)

Reconciliation of Non-GAAP measures, excluding notable items				2025 vs.
(dollars in millions, except per share amounts)	2025		2024	2024
Total revenue – GAAP	$20,080		$18,619	8%
Less: Disposal gain (a)	52		—
Adjusted total revenue – Non-GAAP	$20,028		$18,619	8%

Total noninterest expense – GAAP	$13,054		$12,701	3%
Less: Severance expense (b)	214		240
Litigation reserves (b)	(8)		44
FDIC special assessment (b)	(64)		(63)
Adjusted total noninterest expense – Non-GAAP	$12,912		$12,480	3%

Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$5,306		$4,336	22%
Less: Disposal gain (a)	41		—
Severance expense (b)	(165)		(183)
Litigation reserves (b)	7		(41)
FDIC special assessment (b)	48		48
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation – Non-GAAP	$5,375		$4,512	19%

Diluted earnings per share – GAAP	$7.40		$5.80	28%
Less: Disposal gain (a)	0.06		—
Severance expense (b)	(0.23)		(0.24)
Litigation reserves (b)	0.01		(0.05)
FDIC special assessment (b)	0.07		0.06
Total diluted earnings per common share impact of notable items	$(0.10)	(c)	$(0.23)
Adjusted diluted earnings per share – Non-GAAP	$7.50		$6.03	24%
(a)    Reflected in investment and other revenue.
(b)    Severance expense is reflected in staff expense, litigation reserves in other expense, and FDIC special assessment in bank assessment charges, respectively.
(c)    Does not foot due to rounding.

The following table presents the reconciliation of the pre-tax operating margin.

Pre-tax operating margin reconciliation
(dollars in millions)	2025	2024
Income before income taxes – GAAP	$7,058	$5,848
Less: Impact of notable items (a)	(90)	(221)
Adjusted income before income taxes, excluding notable items – Non-GAAP	$7,148	$6,069

Total revenue – GAAP	$20,080	$18,619
Less: Impact of notable items (a)	52	—
Adjusted total revenue, excluding notable items – Non-GAAP	$20,028	$18,619

Pre-tax operating margin – GAAP (b)	35%	31%
Adjusted pre-tax operating margin – Non-GAAP (b)	36%	33%
(a)    See table above for details of notable items and line items impacted.
(b)    Income before taxes divided by total revenue.

112 BNY

Supplemental Information (unaudited) (continued)
The following table presents the reconciliation of the return on common shareholders’ equity and tangible common shareholders’ equity.

Return on common equity and tangible common equity reconciliation	2025	2024	2023
(dollars in millions)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation – GAAP	$5,306	$4,336	$3,067
Add: Amortization of intangible assets	45	50	57
Less: Tax impact of amortization of intangible assets	11	12	14
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets – Non-GAAP	$5,340	$4,374	$3,110
Less: Impact of notable items (a)	(69)	(176)	(927)
Adjusted net income applicable to common shareholders of The Bank of New York Mellon Corporation, excluding amortization of intangible assets and notable items – Non-GAAP	$5,409	$4,550	$4,037

Average common shareholders’ equity	$38,167	$36,413	$35,767
Less: Average goodwill	16,733	16,316	16,204
Average intangible assets	2,842	2,839	2,880
Add: Deferred tax liability – tax deductible goodwill	1,227	1,221	1,205
Deferred tax liability – intangible assets	662	665	657
Average tangible common shareholders’ equity – Non-GAAP	$20,481	$19,144	$18,545

Return on common shareholders’ equity – GAAP	13.9%	11.9%	8.6%
Adjusted return on common shareholders’ equity – Non-GAAP	14.1%	12.4%	11.2%

Return on tangible common shareholders’ equity – Non-GAAP	26.1%	22.8%	16.8%
Adjusted return on tangible common shareholders’ equity – Non-GAAP	26.4%	23.8%	21.8%
(a)    See page 112 for details of notable items and line items impacted in 2025 and 2024. Notable items in 2023 include FDIC special assessment, severance expense, litigation reserves, a reduction in the fair value of a contingent consideration receivable (reflected in investment and other revenue) and losses on disposals (reflected in investment and other revenue).

The following table presents the reconciliation of book value and tangible book value per common share.

Book value and tangible book value per common share reconciliation	Dec. 31,
(dollars in millions, except per share amounts and unless otherwise noted)	2025	2024	2023
The Bank of New York Mellon Corporation shareholders’ equity at year end – GAAP	$44,313	$41,318	$40,770
Less: Preferred stock	4,836	4,343	4,343
The Bank of New York Mellon Corporation common shareholders’ equity at year end – GAAP	39,477	36,975	36,427
Less: Goodwill	16,767	16,598	16,261
Intangible assets	2,822	2,851	2,854
Add: Deferred tax liability – tax deductible goodwill	1,227	1,221	1,205
Deferred tax liability – intangible assets	662	665	657
The Bank of New York Mellon Corporation tangible common shareholders’ equity at year end – Non-GAAP	$21,777	$19,412	$19,174

Year-end common shares outstanding (in thousands)	688,236	717,680	759,344

Book value per common share – GAAP	$57.36	$51.52	$47.97
Tangible book value per common share – Non-GAAP	$31.64	$27.05	$25.25

The following table presents the impact of changes in foreign currency exchange rates on our consolidated investment management and performance fees.

Constant currency reconciliation – Consolidated			2025 vs.
(dollars in millions)	2025	2024	2024
Investment management and performance fees – GAAP	$3,085	$3,139	(2)%
Impact of changes in foreign currency exchange rates	—	24
Adjusted investment management and performance fees – Non-GAAP	$3,085	$3,163	(2)%

BNY 113

Supplemental Information (unaudited) (continued)
The following table presents the impact of changes in foreign currency exchange rates on investment management and performance fees reported in the Investment and Wealth Management business segment.

Constant currency reconciliation – Investment and Wealth Management business segment			2025 vs.
(dollars in millions)	2025	2024	2024
Investment management and performance fees – GAAP	$3,087	$3,144	(2)%
Impact of changes in foreign currency exchange rates	—	24
Adjusted investment management and performance fees – Non-GAAP	$3,087	$3,168	(3)%

Rate/volume analysis

Rate/volume analysis (a)	2025 over (under) 2024			2024 over (under) 2023
	Due to change in			Due to change in
(in millions)	Average balance	Average rate	Net change	Average balance	Average rate	Net change
Interest income
Interest-earning assets:
Interest-bearing deposits with the Federal Reserve and other central banks:
Domestic offices	$90	$(589)	$(499)	$(3)	$66	$63
Foreign offices	(236)	(384)	(620)	(133)	144	11
Total interest-bearing deposits with the Federal Reserve and other central banks	(146)	(973)	(1,119)	(136)	210	74
Interest-bearing deposits with banks	(3)	(106)	(109)	(103)	14	(89)
Federal funds sold and securities purchased under resale agreements	3,109	(1,816)	1,293	1,597	2,177	3,774
Loans:
Domestic offices	289	(480)	(191)	230	214	444
Foreign offices	(10)	(47)	(57)	24	10	34
Total loans	279	(527)	(248)	254	224	478
Securities:
U.S. government obligations	91	(35)	56	(188)	189	1
U.S. government agency obligations	(19)	36	17	65	298	363
Other securities:
Domestic offices	(86)	(50)	(136)	19	129	148
Foreign offices	252	(40)	212	187	29	216
Total other securities	166	(90)	76	206	158	364
Total investment securities	238	(89)	149	83	645	728
Trading securities (primarily domestic) (b)	92	(40)	52	(17)	11	(6)
Total securities (b)	330	(129)	201	66	656	722
Total interest income (b)	$3,569	$(3,551)	$18	$1,678	$3,281	$4,959
Interest expense
Interest-bearing liabilities:
Interest-bearing deposits:
Domestic offices	$340	$(1,245)	$(905)	$710	$378	$1,088
Foreign offices	150	(832)	(682)	115	320	435
Total interest-bearing deposits	490	(2,077)	(1,587)	825	698	1,523
Federal funds purchased and securities sold under repurchase agreements	203	769	972	(1,315)	4,590	3,275
Trading liabilities	46	(10)	36	(80)	12	(68)
Other borrowed funds	(5)	3	(2)	(46)	17	(29)
Commercial paper	53	(9)	44	62	—	62
Payables to customers and broker-dealers	146	(117)	29	(73)	147	74
Long-term debt	6	(111)	(105)	44	111	155
Total interest expense	$939	$(1,552)	$(613)	$(583)	$5,575	$4,992
Changes in net interest income (b)	$2,630	$(1,999)	$631	$2,261	$(2,294)	$(33)
(a)    Changes which are solely due to balance changes or rate changes are allocated to such categories on the basis of the respective percentage changes in average balances and average rates. Changes in interest income or interest expense arising from the combination of rate and volume variances are allocated proportionately to rate and volume based on their relative absolute magnitudes.
(b)    Presented on an FTE basis.

114 BNY

Forward-looking Statements

Some statements in this Annual Report are forward-looking. These include statements about the usefulness of Non-GAAP measures, the future results of BNY, our businesses, financial, liquidity and capital condition, results of operations, capital plans including dividends and repurchases, liquidity, risk and capital management and processes, human capital management (including related ambitions, objectives, aims and goals), strategic priorities and initiatives, innovation in products and services, artificial intelligence, acquisitions, related integration and divestiture activity, transition to a platforms operating model, efficiency savings, estimates (including those regarding expenses, interest rate and net interest income sensitivities, losses inherent in our credit portfolios and capital ratios), intentions (including those regarding our capital returns and expenses, including our investments in technology and pension expense), outlook (including those regarding our performance results, revenue, expenses, impacts of currency fluctuations, operating leverage, pre-tax margin, capital ratios and effective tax rate) and expectations (including those regarding products, nonperforming assets, legal proceedings and other contingencies, impacts of trends on our businesses, regulatory, technology, market, economic or accounting developments and the impacts of such developments on our businesses).

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
•a cybersecurity incident directed at us or a third party could result in the theft, loss, disclosure, use or alteration of information, unauthorized or loss of access to information, or system or network failures. Any such incident could adversely impact our ability to conduct our businesses, damage our reputation and cause losses;
•the development and use of artificial intelligence present risks and challenges that may materially adversely impact our business;
•our risk management framework, policies and processes may not be effective in identifying or mitigating risk and reducing the potential for losses and any inadequacy or lapse in our risk management framework, policies and processes could expose us to unexpected losses that could materially adversely affect our results of operations and financial condition;
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

BNY 115

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
•the Parent is a non-operating holding company and, as a result, is dependent on dividends from its subsidiaries and extensions of credit from the IHC to meet its obligations, including with respect to its securities, and to provide funds for share repurchases, payment of income taxes and payment of dividends to its stockholders;
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
•impacts from geopolitical events, acts of terrorism, war, extreme weather and other natural disasters, pandemics and other similar events may

116 BNY

Forward-looking Statements (continued)

have a negative impact on our business and operations;
•differing expectations for sustainability-related initiatives across client segments and local markets could adversely affect our business, affect client activity levels, subject us to additional regulatory requirements and damage our reputation;
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

Investors should not place undue reliance on any forward-looking statement and should consider all risk factors discussed in the 2025 Annual Report and any subsequent reports filed with the SEC by BNY pursuant to the Exchange Act. All forward-looking statements speak only as of the date on which such statements are made, and BNY undertakes no obligation to update any statement to reflect events or circumstances after the date on which such forward-looking statement is made or to reflect the occurrence of unanticipated events. The contents of BNY’s website or any other website referenced herein are not part of this report.

BNY 117

Report of Management on Internal Control Over Financial Reporting
Management of BNY is responsible for establishing and maintaining adequate internal control over financial reporting for BNY, as such term is defined in Rule 13a-15(f) under the Exchange Act.

BNY’s management, including its principal executive officer and principal financial officer, has assessed the effectiveness of BNY’s internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based upon such assessment, management believes that, as of December 31, 2025, BNY’s internal control over financial reporting is effective based upon those criteria.

KPMG LLP, the independent registered public accounting firm that audited BNY’s 2025 financial statements included in this Annual Report under “Financial Statements” and “Notes to Consolidated Financial Statements,” has issued a report with respect to the effectiveness of BNY’s internal control over financial reporting. This report begins on page 119.

118 BNY

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:

Opinion on Internal Control Over Financial Reporting
We have audited The Bank of New York Mellon Corporation and subsidiaries’ (BNY) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, BNY maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of BNY as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2026 expressed an unqualified opinion on those consolidated financial statements.

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

BNY 119

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

New York, New York
February 25, 2026

120 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement

	Year ended Dec. 31,
(in millions)	2025	2024	2023
Fee and other revenue
Investment services fees	$10,211	$9,419	$8,843
Investment management and performance fees	3,085	3,139	3,058
Foreign exchange revenue	706	688	631
Financing-related fees	231	216	192
Distribution and servicing fees	146	158	148
Total fee revenue	14,379	13,620	12,872
Investment and other revenue	757	687	480
Total fee and other revenue	15,136	14,307	13,352
Net interest income
Interest income	25,626	25,607	20,648
Interest expense	20,682	21,295	16,303
Net interest income	4,944	4,312	4,345
Total revenue	20,080	18,619	17,697
Provision for credit losses	(32)	70	119
Noninterest expense
Staff	7,159	7,130	7,095
Software and equipment	2,147	1,962	1,817
Professional, legal and other purchased services	1,587	1,503	1,527
Sub-custodian and clearing	561	498	475
Net occupancy	551	537	542
Distribution and servicing	269	361	353
Business development	217	188	183
Amortization of intangible assets	45	50	57
Bank assessment charges	44	36	788
Other	474	436	458
Total noninterest expense	13,054	12,701	13,295
Income
Income before income taxes	7,058	5,848	4,283
Provision for income taxes	1,475	1,305	979
Net income	5,583	4,543	3,304
Net (income) attributable to noncontrolling interests related to consolidated investment management funds	(34)	(13)	(2)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	5,549	4,530	3,302
Preferred stock dividends	(243)	(194)	(235)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$5,306	$4,336	$3,067

BNY 121

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Income Statement (continued)

Net income applicable to common shareholders of The Bank of New York Mellon Corporation used for the earnings per share calculation	Year ended Dec. 31,
(in millions)	2025	2024	2023
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$5,306	$4,336	$3,067
Less: Earnings allocated to participating securities	—	—	—
Net income applicable to common shareholders of The Bank of New York Mellon Corporation after required adjustment for the calculation of basic and diluted earnings per common share	$5,306	$4,336	$3,067

Average common shares and equivalents outstanding of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in thousands)	2025	2024	2023
Basic	710,177	742,588	784,069
Common stock equivalents	6,541	5,513	3,821
Less: Participating securities	—	—	(92)
Diluted	716,718	748,101	787,798

Anti-dilutive securities (a)	187	288	1,334
(a)    Represents restricted stock, restricted stock units, stock options and participating securities outstanding but not included in the computation of diluted average common shares because their effect would be anti-dilutive.

Earnings per share applicable to common shareholders of The Bank of New York Mellon Corporation	Year ended Dec. 31,
(in dollars)	2025	2024	2023
Basic	$7.47	$5.84	$3.91
Diluted	$7.40	$5.80	$3.89

See accompanying Notes to Consolidated Financial Statements.

122 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Comprehensive Income Statement

	Year ended Dec. 31,
(in millions)	2025	2024	2023
Net income	$5,583	$4,543	$3,304
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	586	(191)	272
Unrealized gain on assets available-for-sale:
Unrealized gain arising during the period	940	365	829
Reclassification adjustment	59	64	52
Total unrealized gain on assets available-for-sale	999	429	881
Defined benefit plans:
Prior service cost arising during the period	(31)	—	—
Net gain (loss) arising during the period	59	(9)	(75)
Foreign exchange adjustment	—	—	(1)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost	22	12	(10)
Total defined benefit plans	50	3	(86)
Net unrealized (loss) gain on cash flow hedges	(8)	(6)	6
Total other comprehensive income, net of tax (a)	1,627	235	1,073
Total comprehensive income	7,210	4,778	4,377
Net (income) attributable to noncontrolling interests	(34)	(13)	(2)
Other comprehensive loss attributable to noncontrolling interests	(6)	2	—
Comprehensive income applicable to shareholders of The Bank of New York Mellon Corporation	$7,170	$4,767	$4,375
(a)    Other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders was $1,621 million for the year ended Dec. 31, 2025, $237 million for the year ended Dec. 31, 2024 and $1,073 million for the year ended Dec. 31, 2023.

See accompanying Notes to Consolidated Financial Statements.

BNY 123

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Balance Sheet

	Dec. 31,
(dollars in millions, except per share amounts)	2025	2024
Assets
Cash and due from banks, net of allowance for credit losses of $19 and $23	$5,111	$4,178
Interest-bearing deposits with the Federal Reserve and other central banks	116,009	89,546
Interest-bearing deposits with banks, net of allowance for credit losses of $3 and $1 (includes restricted of $2,848 and $1,399)	10,397	9,612
Federal funds sold and securities purchased under resale agreements	44,892	41,146
Securities:
Held-to-maturity, at amortized cost, net of allowance for credit losses of less than $1 and less than $1 (fair value of $45,377 and $44,020)	48,094	48,596
Available-for-sale, at fair value (amortized cost of $102,422 and $89,627, net of allowance for credit losses of $— and $—)	102,106	88,031
Total securities	150,200	136,627
Trading assets	14,276	13,981
Loans	80,615	71,570
Allowance for credit losses	(245)	(294)
Net loans	80,370	71,276
Premises and equipment	3,581	3,266
Accrued interest receivable	1,435	1,293
Goodwill	16,767	16,598
Intangible assets	2,822	2,851
Other assets, net of allowance for credit losses on accounts receivable of $3 and $2 (includes $1,666 and $2,151, at fair value)	26,440	25,690
Total assets	$472,300	$416,064
Liabilities
Deposits:
Noninterest-bearing deposits (principally U.S. offices)	$59,979	$58,267
Interest-bearing deposits in U.S. offices	169,125	139,109
Interest-bearing deposits in non-U.S. offices	102,790	92,148
Total deposits	331,894	289,524
Federal funds purchased and securities sold under repurchase agreements	18,992	14,064
Trading liabilities	6,135	4,865
Payables to customers and broker-dealers	21,872	20,073
Commercial paper	2,003	301
Other borrowed funds	422	225
Accrued taxes and other expenses	5,544	5,270
Other liabilities (including allowance for credit losses on lending-related commitments of $74 and $72, also includes $617 and $422, at fair value)	8,757	9,124
Long-term debt	31,873	30,854
Total liabilities	427,492	374,300
Temporary equity
Redeemable noncontrolling interests	87	87
Permanent equity
Preferred stock – par value $0.01 per share; authorized 100,000,000 shares; issued 48,826 and 43,826 shares	4,836	4,343
Common stock – par value $0.01 per share; authorized 3,500,000,000 shares; issued 1,416,966,905 and 1,409,633,842 shares	14	14
Additional paid-in capital	29,907	29,321
Retained earnings	46,396	42,537
Accumulated other comprehensive loss, net of tax	(3,035)	(4,656)
Less: Treasury stock of 728,730,568 and 691,953,574 common shares, at cost	(33,805)	(30,241)
Total The Bank of New York Mellon Corporation shareholders’ equity	44,313	41,318
Nonredeemable noncontrolling interests of consolidated investment management funds	408	359
Total permanent equity	44,721	41,677
Total liabilities, temporary equity and permanent equity	$472,300	$416,064

See accompanying Notes to Consolidated Financial Statements.

124 BNY

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Cash Flows

	Year ended Dec. 31,
(in millions)	2025	2024	2023
Operating activities
Net income	$5,583	$4,543	$3,304
Net (income) attributable to noncontrolling interests	(34)	(13)	(2)
Net income applicable to shareholders of The Bank of New York Mellon Corporation	5,549	4,530	3,302
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Provision for credit losses	(32)	70	119
Pension plan contributions	(5)	(5)	(6)
Depreciation and amortization	1,852	1,803	1,887
Deferred tax expense (benefit)	99	(345)	(383)
Net securities losses	80	85	68
Change in trading assets and liabilities	984	(5,639)	436
Change in accruals and other, net	(1,797)	188	489
Net cash provided by operating activities	6,730	687	5,912
Investing activities
Change in interest-bearing deposits with banks	1,341	(91)	1,943
Change in interest-bearing deposits with the Federal Reserve and other central banks	(23,196)	20,056	(18,730)
Purchases of securities held-to-maturity	(5,201)	(4,525)	(341)
Paydowns of securities held-to-maturity	5,030	4,400	4,675
Maturities of securities held-to-maturity	2,979	4,775	1,766
Purchases of securities available-for-sale	(37,549)	(43,621)	(23,422)
Sales of securities available-for-sale	11,094	6,812	11,229
Paydowns of securities available-for-sale	8,138	7,573	3,898
Maturities of securities available-for-sale	7,696	15,239	19,748
Net change in loans	(8,897)	(4,888)	(801)
Change in federal funds sold and securities purchased under resale agreements	(3,714)	(12,282)	(4,597)
Purchases of premises and equipment/capitalized software	(1,553)	(1,469)	(1,220)
Other, net	(451)	(1,458)	42
Net cash (used for) provided by investing activities	(44,283)	(9,479)	(5,810)
Financing activities
Change in deposits	35,688	9,895	3,456
Change in federal funds purchased and securities sold under repurchase agreements	4,844	(481)	2,148
Change in payables to customers and broker-dealers	1,799	1,678	(5,030)
Change in other borrowed funds	171	(242)	73
Change in commercial paper	1,702	301	—
Net proceeds from the issuance of long-term debt	5,737	5,737	6,487
Repayments, redemptions and repurchases of long-term debt	(5,509)	(5,963)	(6,059)
Issuance of common stock	19	17	16
Issuance of preferred stock	1,483	—	—
Treasury stock acquired	(3,535)	(3,064)	(2,604)
Preferred stock redemption	(1,000)	—	(500)
Common cash dividends paid	(1,447)	(1,348)	(1,262)
Preferred cash dividends paid	(238)	(194)	(225)
Other, net	—	2	(19)
Net cash provided by (used for) financing activities	39,714	6,338	(3,519)
Effect of exchange rate changes on cash	221	(311)	230
Change in cash and due from banks and restricted cash
Change in cash and due from banks and restricted cash	2,382	(2,765)	(3,187)
Cash and due from banks and restricted cash at beginning of period	5,577	8,342	11,529
Cash and due from banks and restricted cash at end of period	$7,959	$5,577	$8,342
Cash and due from banks and restricted cash
Cash and due from banks at end of period (unrestricted cash)	$5,111	$4,178	$4,922
Restricted cash at end of period	2,848	1,399	3,420
Cash and due from banks and restricted cash at end of period	$7,959	$5,577	$8,342
Supplemental disclosures
Interest paid	$20,629	$21,374	$16,021

See accompanying Notes to Consolidated Financial Statements.

BNY 125

The Bank of New York Mellon Corporation (and its subsidiaries)
Consolidated Statement of Changes in Equity

	Year ended Dec. 31,
(in millions, except per share amounts)	2025	2024	2023
Preferred stock
Balance at beginning of period	$4,343	$4,343	$4,838
Issuance	1,483	—	—
Redemption	(1,000)	—	(500)
Amortization of preferred stock discount	10	—	5
Balance at end of period	$4,836	$4,343	$4,343
Common stock
Balance at beginning and end of period	$14	$14	$14
Additional paid-in capital
Balance at beginning of period	$29,321	$28,908	$28,508
Stock-based compensation	562	423	364
Common stock issued under employee benefit plans	24	22	20
Other net changes in noncontrolling interests	—	(9)	16
Other	—	(23)	—
Balance at end of period	$29,907	$29,321	$28,908
Retained earnings
Balance at beginning of period	$42,537	$39,549	$37,743
Net income	5,549	4,530	3,302
Common stock dividends ($2.00, $1.78 and $1.58 per share) (a)	(1,447)	(1,348)	(1,262)
Preferred stock dividends	(238)	(194)	(225)
Amortization of preferred stock discount	(10)	—	(5)
Excise tax on preferred stock redemption	5	—	(5)
Other	—	—	1
Balance at end of period	$46,396	$42,537	$39,549
Accumulated other comprehensive (loss), net of tax
Balance at beginning of period	$(4,656)	$(4,893)	$(5,966)
Other comprehensive income	1,621	237	1,073
Balance at end of period	$(3,035)	$(4,656)	$(4,893)
Treasury stock
Balance at beginning of period	$(30,241)	$(27,151)	$(24,524)
Repurchase of common stock	(3,535)	(3,064)	(2,604)
Excise tax on share repurchases	(29)	(26)	(23)
Balance at end of period	$(33,805)	$(30,241)	$(27,151)
Total The Bank of New York Mellon Corporation shareholders’ equity (b)	$44,313	$41,318	$40,770
Nonredeemable noncontrolling interests of consolidated investment management funds
Balance at beginning of period	$359	$50	$7
Other net changes in noncontrolling interests	15	296	41
Net income	34	13	2
Balance at end of period	$408	$359	$50
Total permanent equity (b)	$44,721	$41,677	$40,820
Redeemable noncontrolling interests/temporary equity
Balance at beginning of period	$87	$85	$109
Other net changes in noncontrolling interests	(6)	4	(24)
Other comprehensive income (loss)	6	(2)	—
Balance at end of period	$87	$87	$85
(a)    Includes dividend equivalents on share-based awards.
(b)    Includes total The Bank of New York Mellon Corporation common shareholders’ equity of $39,477 million at Dec. 31, 2025, $36,975 million at Dec. 31, 2024 and $36,427 million at Dec. 31, 2023.

See accompanying Notes to Consolidated Financial Statements.

126 BNY

Notes to Consolidated Financial Statements

Note 1–Summary of significant accounting policies
In this Annual Report, references to “our,” “we,” “us,” “BNY,” the “Company” and similar terms refer to The Bank of New York Mellon Corporation and its consolidated subsidiaries. The term “Parent” refers to The Bank of New York Mellon Corporation but not its subsidiaries.

Nature of operations

BNY is a global leader in providing a broad range of financial products and services in domestic and international markets. Through our three principal business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, we serve institutions, corporations and high-net-worth individuals. See Note 23 for the primary products and services of our lines of business and other information.

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

BNY 127

Notes to Consolidated Financial Statements (continued)

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

See Note 13 for additional disclosures related to our variable interests.

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

Below are our most significant equity method investments.

Equity method investments at Dec. 31, 2025
(dollars in millions)	Percentage ownership	Book value
CIBC Mellon Trust Company (“CIBC Mellon”)	50%	$678
Siguler Guff	20%	$227

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

128 BNY

Notes to Consolidated Financial Statements (continued)

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

BNY 129

Notes to Consolidated Financial Statements (continued)

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

In our estimate, with the exception of our home equity line of credit portfolio, for available-for-sale non-structured debt securities and individually evaluated financial assets, we utilize a multi-scenario macroeconomic forecast which includes a weighting of three scenarios: a baseline and upside and downside scenarios and allows us to develop our

130 BNY

Notes to Consolidated Financial Statements (continued)

estimate using a wide span of economic variables. Our baseline scenario reflects a view on likely performance of each global region and the other two scenarios are designed relative to the baseline scenario. This approach incorporates a reasonable and supportable forecast period spanning the life of the asset, and this period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. The length of each of the two components depends on the underlying financial instrument, scenario and underlying economic input variable. In general, the initial economic outlook period for each economic input variable under each scenario ranges between several months and two years. The speed at which the scenario-specific forecasts revert to long-term historical mean is based on observed historical patterns of mean reversion at the economic variable input level that are reflected in our model parameter estimates. Certain macroeconomic variables such as unemployment or home prices take longer to revert after a contraction, though specific recovery times are scenario-specific. Reversion will usually take longer the further away the scenario-specific forecast is from the historical mean. On a quarterly basis, within a developed governance structure, we update these scenarios for current economic conditions and may adjust the scenario weighting based on our economic outlook.

Allowance for credit losses – Loans and lending-related commitments

The allowance for credit losses on loans is presented as a valuation allowance to loans, and the allowance for credit losses on lending-related commitments is recorded in other liabilities. The components of the allowance for credit losses on loans and lending-related commitments consist of the following three elements:
•a pooled allowance component for commercial and institutional credits and loans secured by commercial real estate;
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

For the commercial and institutional credits, the loss expected in each loan incorporates the borrower’s credit rating, facility rating and maturity. The loss given default, derived from the facility rating, incorporates a recovery expectation, and for unfunded lending exposures, an estimate of the use of the facility at default (usage given default). The borrower’s probability of default is derived from the associated credit rating. The probability of default and the loss given default are applied to the estimated facility amount at default to determine the quantitative component of the allowance. For each of the different parameters, specific credit models are developed for each segment of our portfolio, including commercial, financial institutions and other loans. We use both internal and external data in the development of these parameters.

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

The second element, a pooled allowance component for residential mortgage loans, is determined by first segregating our mortgage pools into two categories:

BNY 131

Notes to Consolidated Financial Statements (continued)

(i) our wealth management mortgages and other residential mortgages purchased and (ii) our legacy mortgage portfolio disclosed as other residential mortgages. We then apply models to each portfolio to predict prepayments, default rates and loss severity. We consider historical loss experience and use a loan-level, multi-period default model which further segments each portfolio by product type, including first lien fixed rate mortgages, first lien adjustable rate mortgages, second lien mortgages and interest-only mortgages. We calculate the mortgage loss up to loan contractual maturity and embed a reasonable and supportable forecast and macroeconomic variable inputs which are described above. For home equity lines of credit, probability of default and loss given default are based on external data from third-party databases due to the small size of the portfolio and limited internal data. Our legacy mortgage portfolio and home equity line of credit portfolios represent small sub-segments of our mortgage loans.

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

Available-for-sale securities are considered impaired if the fair value is less than the amortized cost. The Company recognizes impairment losses in earnings when the Company has the intent to sell the debt security, or if it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost.

For impaired debt securities that the Company has the intent and ability to hold, the securities are evaluated to determine if a credit loss exists. For available-for-sale debt securities with credit losses, the loss is recognized as an allowance for credit losses in securities – available-for-sale, with a corresponding adjustment to the provision for credit losses, limited by the amount of impairment. In our determination of whether an expected credit loss exists for a non-structured security, we routinely conduct periodic reviews and examine various quantitative and qualitative factors that are unique to each portfolio, including the severity of the unrealized loss position, agency rating, credit enhancement, cash flow deterioration and other factors. Generally, cash flows are discounted at the effective interest rate implicit in the debt security. The difference is reflected in the allowance for credit losses, and changes in the present value of cash flows due to the passage of time are recognized within the allowance for credit losses. We estimate expected credit losses for our available-for-sale structured debt securities in an unrealized loss position similar to our held-to-maturity structured debt securities as described below, including use of a multi-scenario macroeconomic forecast.

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

132 BNY

Notes to Consolidated Financial Statements (continued)

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

Allowance for credit losses – Other

We do not apply our credit loss measurement methodologies to accrued interest receivable balances related to our loan, debt securities and deposits with third-party financial institution assets given our nonaccrual policy that requires charge-off of interest receivable when deemed uncollectible. Accrued interest receivable related to these instruments, along with other interest-bearing instruments, is included on the consolidated balance sheet. Accrued interest receivable related to each major loan class is disclosed in our credit quality disclosure in Note 4.

Our policy for credit losses related to purchased financial assets requires an evaluation to be performed prior to the effective purchase date to determine if more than an insignificant decline in credit quality has occurred during the period between the origination and purchase date, or, in the case of debt securities, the period between the issuance and purchase date. If we purchase a financial asset with more than insignificant deterioration in credit quality, the measurement of expected credit loss is performed using the methodologies described above, and the credit loss is recorded as an allowance for credit losses on the purchase date. Subsequent to purchase, changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the allowance. We evaluate various factors in the determination of whether a more than an insignificant decline in credit quality has occurred and these factors vary depending upon the type of asset purchased. Such factors include changes in risk rating and/or agency rating, collateral deterioration, payment status, purchase price, credit spreads and other factors. We did not purchase any such assets in 2025 or 2024 and did not own such assets as of Dec. 31, 2025 or Dec. 31, 2024.

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

BNY 133

Notes to Consolidated Financial Statements (continued)

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

134 BNY

Notes to Consolidated Financial Statements (continued)

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

BNY 135

Notes to Consolidated Financial Statements (continued)

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

Valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy as are as follow:
•Securities - We determine fair value primarily based on pricing sources with reasonable levels of price transparency. Where quoted prices are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Securities include both long and short positions. Level 1 securities include U.S. Treasury and certain non-U.S. government debt securities that are actively traded in highly liquid over-the-counter (“OTC”) markets, money market funds and exchange-traded equities.
If quoted market prices are not available, fair values are primarily determined using pricing models using observable trade data, market data, quoted prices of securities with similar characteristics or discounted cash flows. Examples of such instruments, which would

136 BNY

Notes to Consolidated Financial Statements (continued)

generally be classified within Level 2 of the valuation hierarchy, include agency residential mortgage-backed securities (“RMBS”), agency commercial mortgage-backed securities (“MBS”), certain non-U.S. government debt, foreign covered bonds and collateralized loan obligations (“CLOs”).
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
At Dec. 31, 2025, approximately 99% of our securities were valued by pricing sources with reasonable levels of price transparency. The remaining securities were generally valued using observable inputs. Additional disclosures of securities are provided in Note 3.
In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. As of Dec. 31, 2025, we have no instruments included in Level 3 of the valuation hierarchy.
•Derivative financial instruments - We classify exchange-traded derivative financial instruments valued using quoted prices in Level 1 of the valuation hierarchy. Examples include exchange-traded equity options and interest rate futures and options. Since few other classes of derivative contracts are listed on an exchange, most of our derivative positions are valued using models that use as their basis readily observable market parameters, and we classify them in Level 2 of the valuation hierarchy. Such derivative financial instruments include swaps and options, foreign exchange spot and forward contracts and credit default swaps.
Derivatives valued using models with significant unobservable market parameters in markets that lack two-way flow are classified in Level 3 of the valuation hierarchy. Examples may include long-dated swaps and options, where parameters may be unobservable for longer maturities; and certain highly structured products, where correlation risk is unobservable. As of Dec. 31, 2025, we have no Level 3 derivatives. Additional disclosures of derivative instruments are provided in Note 22.
•Seed capital - In our Investment and Wealth Management business segment, we make seed capital investments in certain funds we manage. Seed capital is generally included in other assets on the consolidated balance sheet. When applicable, we value seed capital based on the published net asset value (“NAV”) of the fund.
For other types of investments in funds, we consider all of the rights and obligations inherent in our ownership interest, including the reported NAV as well as other factors that affect the fair value of our interest in the fund.
•Other assets measured at NAV - We hold private equity investments, primarily small business investment companies (“SBICs”), which are compliant with the Volcker Rule. There are no readily available market quotations for these investment partnerships. The fair value of the SBICs is based on our ownership percentage of the fair value of the underlying investments as provided by the partnership managers. These investments are typically valued on a quarterly basis. Our SBIC private equity investments are valued at NAV as a practical expedient for fair value.

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

BNY 137

Notes to Consolidated Financial Statements (continued)

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

138 BNY

Notes to Consolidated Financial Statements (continued)

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

A portion of performance share unit awards are granted with performance conditions and for which the ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and marked-to-market to earnings over the vesting period due to this discretion. A portion of performance share unit awards contain market conditions. The grant date fair value of this portion of the awards is recognized on a straight-line basis to staff expense unless the requisite service period is not rendered.

Severance

BNY provides separation benefits to eligible employees separated from their jobs for business reasons not related to individual performance. Basic separation benefits are generally based on the employee’s years of continuous benefited service. Severance expense for employees based outside of the U.S. is determined in accordance with local agreements and legal requirements. Severance expense is recorded when management commits to an action that will result in separation and the amount of the liability can be reasonably estimated.

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

Derivative financial instruments

Derivatives are recorded on the balance sheet at fair value and include futures, forwards, interest rate swaps, foreign currency swaps, options and similar products. Derivatives in an unrealized gain position are recognized as assets while derivatives in an unrealized loss position are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent subject to legally enforceable netting agreements. Derivatives designated and effective in qualifying hedging relationships are classified in other assets or other liabilities on the balance sheet. All other derivatives are classified within trading assets or trading liabilities on the balance sheet. Gains and losses on trading derivatives are generally included in foreign exchange revenue or investment and other revenue, as applicable.

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

BNY 139

Notes to Consolidated Financial Statements (continued)

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

Derivative amounts affecting earnings are recognized in the same income statement line as the hedged item affects earnings, principally interest income, interest expense and staff expense.

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

Under the two-class method, the diluted earnings per share was calculated by dividing net income allocated to common shareholders of BNY by the average number of common shares outstanding and dilutive impact of non-participating equity-based awards using the treasury stock method.

Statement of cash flows

We have defined cash as cash and due from banks. Distributions received from equity method investees are classified as cash inflows from operating activities on the statement of cash flows. Excess returns on investments of equity method investments are classified as cash flows from investing activities on the statement of cash flows.

140 BNY

Notes to Consolidated Financial Statements (continued)

Note 2–Accounting changes and new accounting guidance

The following accounting guidance was adopted in 2025.

ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires a company to disclose, on an annual basis, additional disaggregated information related to the existing disclosures for the effective income tax rate reconciliation and income taxes paid.

We adopted this guidance on Jan. 1, 2025 on a retrospective basis. The required disclosures are included in Note 11 and Note 25.

Note 3–Securities

The following tables present the amortized cost, the gross unrealized gains and losses and the fair value of securities at Dec. 31, 2025 and Dec. 31, 2024.

Securities at Dec. 31, 2025		Gross unrealized		Fair value
	Amortized cost
(in millions)		Gains	Losses
Available-for-sale:
Non-U.S. government (a)	$28,593	$122	$147	$28,568
U.S. Treasury	25,621	115	25	25,711
Agency RMBS	21,261	202	243	21,220
Foreign covered bonds	8,088	37	57	8,068
Agency commercial MBS	6,891	12	123	6,780
CLOs	6,117	4	3	6,118
Non-agency commercial MBS	2,280	1	85	2,196
U.S. government agencies	1,542	12	—	1,554
Non-agency RMBS	1,631	2	118	1,515
Other asset-backed securities (“ABS”)	397	1	22	376
Total available-for-sale securities excluding portfolio level basis adjustments	102,421	508	823	102,106
Portfolio level basis adjustments (b)	1	(1)	—	—
Total available-for-sale securities	$102,422	$507	$823	$102,106
Held-to-maturity:
Agency RMBS	$26,432	$48	$2,317	$24,163
U.S. Treasury	7,830	18	173	7,675
Non-U.S. government (a)	5,654	22	20	5,656
Agency commercial MBS	2,937	3	120	2,820
U.S. government agencies	2,653	—	178	2,475
CLOs	1,841	2	3	1,840
Foreign covered bonds	736	2	—	738
Other debt securities	11	—	1	10
Total held-to-maturity securities	$48,094	$95	$2,812	$45,377
Total securities	$150,516	$602	$3,635	$147,483
(a)    Includes supranational securities.
(b)    Represents fair value hedge basis adjustments related to active portfolio layer method hedges of available-for-sale securities, which are not allocated to individual securities in the portfolio. See Note 22 for additional information on our hedging activities.
BNY 141

Notes to Consolidated Financial Statements (continued)

Securities at Dec. 31, 2024		Gross unrealized
	Amortized cost			Fair value
(in millions)		Gains	Losses
Available-for-sale:
Non-U.S. government (a)	$25,042	$61	$356	$24,747
Agency RMBS	20,459	16	575	19,900
U.S. Treasury	16,575	9	181	16,403
Agency commercial MBS	7,467	5	247	7,225
Foreign covered bonds	7,129	33	94	7,068
CLOs	5,809	10	—	5,819
Non-agency commercial MBS	2,641	2	156	2,487
U.S. government agencies	2,304	4	19	2,289
Non-agency RMBS	1,639	2	163	1,478
Other ABS	654	1	40	615
Total available-for-sale securities excluding portfolio level basis adjustments	89,719	143	1,831	88,031
Portfolio level basis adjustments (b)	(92)	—	(92)	—
Total available-for-sale securities	$89,627	$143	$1,739	$88,031
Held-to-maturity:
Agency RMBS	$25,824	$4	$3,545	$22,283
U.S. Treasury	8,833	—	443	8,390
Non-U.S. government (a)	4,479	8	36	4,451
U.S. government agencies	3,669	—	322	3,347
Agency commercial MBS	3,395	—	243	3,152
CLOs	1,816	2	—	1,818
Foreign covered bonds	555	1	1	555
Non-agency RMBS	14	—	—	14
Other debt securities	11	—	1	10
Total held-to-maturity securities	$48,596	$15	$4,591	$44,020
Total securities	$138,223	$158	$6,330	$132,051
(a)    Includes supranational securities.
(b)    Represents fair value hedge basis adjustments related to active portfolio layer method hedges of available-for-sale securities, which are not allocated to individual securities in the portfolio. See Note 22 for additional information on our hedging activities.

The following table presents the realized gains and losses, on a gross basis.

Net securities gains (losses)
(in millions)	2025	2024	2023
Realized gross gains	$19	$44	$20
Realized gross losses	(99)	(129)	(88)
Total net securities (losses)	$(80)	$(85)	$(68)

The following table presents pre-tax net securities gains (losses) by type.

Net securities gains (losses)
(in millions)	2025	2024	2023
U.S. Treasury	$—	$(24)	$(76)
Other ABS	—	(13)	—
Non-agency RMBS	(3)	24	2
Non-U.S. government	(54)	(46)	2
Other	(23)	(26)	4
Total net securities (losses)	$(80)	$(85)	$(68)

In 2025, agency RMBS with an aggregate amortized cost of $1.5 billion and fair value of $1.5 billion were transferred from available-for-sale securities to held-to-maturity securities. In 2024, U.S. Treasury securities and CLOs with an aggregate amortized cost of $4.0 billion and fair value of $3.7 billion were transferred from available-for-sale securities to held-to-maturity securities. These transfers reduced the impact of changes in interest rates on accumulated OCI.

Allowance for credit losses – Securities

The amortized cost of available-for-sale and held-to-maturity securities is net of allowance for credit losses. The allowance for credit losses related to securities was less than $1 million at Dec. 31, 2025 and Dec. 31, 2024 and related to other debt securities.

Credit quality indicators – Securities

At Dec. 31, 2025, the gross unrealized losses on the securities portfolio were primarily attributable to an increase in interest rates from the date of purchase, and for certain securities that were transferred from available-for-sale to held-to-maturity, an increase in interest rates through the date they were transferred. As the transfers created a new cost basis for the securities, if these securities have experienced unrealized losses since the date of transfer, the corresponding unrealized losses would be reflected in the held-to-maturity securities portfolio in the following tables.

142 BNY

Notes to Consolidated Financial Statements (continued)

The following tables show the aggregate fair value of available-for-sale securities with a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or more without an allowance for credit losses.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2025	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
Agency RMBS	$3,614	$26	$5,818	$217	$9,432	$243
Non-U.S. government (a)	4,120	17	3,195	130	7,315	147
Agency commercial MBS	420	1	4,303	122	4,723	123
Foreign covered bonds	1,191	5	1,338	52	2,529	57
CLOs	2,280	3	—	—	2,280	3
U.S. Treasury	378	1	1,671	24	2,049	25
Non-agency commercial MBS	78	—	1,881	85	1,959	85
Non-agency RMBS	267	2	807	116	1,074	118
Other ABS	14	—	294	22	308	22
Total securities available-for-sale	$12,362	$55	$19,307	$768	$31,669	$823
(a)    Includes supranational securities.

Available-for-sale securities in an unrealized loss position without an allowance for credit losses at Dec. 31, 2024	Less than 12 months		12 months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
(in millions)
Agency RMBS	$10,469	$249	$7,003	$326	$17,472	$575
Non-U.S. government (a)	7,283	59	7,305	297	14,588	356
U.S. Treasury	4,154	15	8,334	166	12,488	181
Agency commercial MBS	554	5	5,841	242	6,395	247
Foreign covered bonds	892	2	2,287	92	3,179	94
Non-agency commercial MBS	58	—	2,127	156	2,185	156
U.S. government agencies	576	9	905	10	1,481	19
Non-agency RMBS	139	2	995	161	1,134	163
Other ABS	3	—	536	40	539	40
Total securities available-for-sale	$24,128	$341	$35,333	$1,490	$59,461	$1,831
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

Held-to-maturity securities portfolio at Dec. 31, 2025			Ratings (a)
		Net unrealized gain (loss)				BB+ and lower
(dollars in millions)	Amortized cost		AAA/ AA-	A+/ A-	BBB+/ BBB-		Not rated
Agency RMBS	$26,432	$(2,269)	100%	—%	—%	—%	—%
U.S. Treasury	7,830	(155)	100	—	—	—	—
Non-U.S. government (b)(c)	5,654	2	86	14	—	—	—
Agency commercial MBS	2,937	(117)	100	—	—	—	—
U.S. government agencies	2,653	(178)	100	—	—	—	—
CLOs	1,841	(1)	100	—	—	—	—
Foreign covered bonds	736	2	100	—	—	—	—
Other debt securities	11	(1)	—	—	—	—	100
Total held-to-maturity securities	$48,094	$(2,717)	98%	2%	—%	—%	—%
(a)    Represents ratings by Standard & Poor’s (“S&P”) or the equivalent.
(b)    Includes supranational securities.
(c)    Primarily consists of exposure to the UK, the Netherlands and France.

BNY 143

Notes to Consolidated Financial Statements (continued)

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
(b)    Includes supranational securities.
(c)    Primarily consists of exposure to the UK, Germany, the Netherlands, Austria and France.

Maturity distribution

The following table shows the maturity distribution by carrying amount and yield (on a tax equivalent basis) of our securities portfolio.

Maturity distribution and yields on securities at Dec. 31, 2025
	Within 1 year		1-5 years		5-10 years		After 10 years		Total
(dollars in millions)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)	Amount	Yield (a)
Available-for-sale:
Non-U.S. government (b)	$3,329	3.54%	$21,547	3.29%	$3,600	3.29%	$92	3.17%	$28,568	3.32%
U.S. Treasury	1,244	2.58	22,391	3.19	149	4.54	1,927	2.94	25,711	3.15
Foreign covered bonds	1,631	3.33	5,832	3.01	605	3.05	—	—	8,068	3.08
U.S. government agencies	—	—	987	3.51	567	2.61	—	—	1,554	3.18
Mortgage-backed securities:
Agency RMBS									21,220	4.11
Agency commercial MBS									6,780	3.05
Non-agency commercial MBS									2,196	2.83
Non-agency RMBS									1,515	3.42
CLOs									6,118	5.08
Other ABS									376	2.51
Total securities available-for-sale	$6,204	3.29%	$50,757	3.22%	$4,921	3.22%	$2,019	2.95%	$102,106	3.50%
Held-to-maturity:
U.S. Treasury	$3,508	1.28%	$4,104	1.14%	$218	1.49%	$—	—%	$7,830	1.21%
Non-U.S. government (b)	716	2.04	4,903	2.71	35	2.65	—	—	5,654	2.62
U.S. government agencies	461	1.24	1,858	1.58	308	1.85	26	2.22	2,653	1.56
Foreign covered bonds	191	2.50	545	2.59	—	—	—	—	736	2.57
Other debt securities	—	—	—	—	11	4.75	—	—	11	4.75
Mortgage-backed securities:
Agency RMBS									26,432	2.57
Agency commercial MBS									2,937	2.70
CLOs									1,841	5.29
Total securities held-to-maturity	$4,876	1.44%	$11,410	1.95%	$572	1.82%	$26	2.22%	$48,094	2.41%
Total securities	$11,080	2.48%	$62,167	2.99%	$5,493	3.08%	$2,045	2.94%	$150,200	3.15%
(a)    Yields are based upon the amortized cost of securities and consider the contractual coupon, amortization of premiums and accretion of discounts, excluding the effect of related hedging derivatives.
(b)    Includes supranational securities.

144 BNY

Notes to Consolidated Financial Statements (continued)

Pledged assets

At Dec. 31, 2025, BNY had pledged assets of $147 billion, including $90 billion pledged as collateral for potential borrowing at the Federal Reserve Discount Window and $10 billion pledged as collateral for borrowing at the Federal Home Loan Bank. The components of the assets pledged at Dec. 31, 2025 included $122 billion of securities, $17 billion of loans, $7 billion of trading assets and $1 billion of interest-bearing deposits with banks.

If there has been no borrowing at the Federal Reserve Discount Window, the Federal Reserve generally allows banks to freely move assets in and out of their pledged assets account to sell or repledge the assets for other purposes. BNY regularly moves assets in and out of its pledged assets account at the Federal Reserve as there have been no borrowings.

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

At Dec. 31, 2025 and Dec. 31, 2024, pledged assets included $24 billion and $23 billion, respectively, for which the recipients were permitted to sell or repledge the assets delivered.

We also obtain securities as collateral, including receipts under resale agreements, securities borrowed, derivative contracts and custody agreements, on terms which permit us to sell or repledge the securities to others. At Dec. 31, 2025 and Dec. 31, 2024, the market value of the securities received that can be sold or repledged was $349 billion and $300 billion, respectively. We routinely sell or repledge these securities through delivery to third parties. As of Dec. 31, 2025 and Dec. 31, 2024, the market value of securities collateral sold or repledged was $306 billion and $264 billion, respectively.

Restricted cash and securities

Cash and securities may be segregated under federal and other regulations or requirements. At Dec. 31, 2025 and Dec. 31, 2024, cash segregated under federal and other regulations or requirements was $3 billion and $1 billion, respectively. Restricted cash is primarily included in interest-bearing deposits with banks on the consolidated balance sheet. Securities segregated under federal and other regulations or requirements were $3 billion at Dec. 31, 2025 and $5 billion at Dec. 31, 2024. Restricted securities were sourced from securities purchased under resale agreements and securities borrowings and are included in federal funds sold and securities purchased under resale agreements on the consolidated balance sheet.

Note 4–Loans and asset quality

Loans

The table below provides the details of our loan portfolio.

Loans	Dec. 31,
(in millions)	2025	2024
Commercial	$1,748	$1,420
Commercial real estate	6,710	6,782
Financial institutions	13,309	13,167
Wealth management loans	9,520	8,698
Wealth management mortgages	8,586	8,950
Other residential mortgages	1,820	1,068
Capital call financing	5,336	5,163
Other (a)	4,533	3,666
Overdrafts	2,800	3,519
Margin loans	26,253	19,137
Total loans (b)	$80,615	$71,570
(a)    Beginning in 2025, lease financings are included in Other. Prior period has been conformed to current presentation.
(b)    Net of unearned income of $86 million at Dec. 31, 2025 and $230 million at Dec. 31, 2024, primarily related to other loans.

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

BNY 145

Notes to Consolidated Financial Statements (continued)

Allowance for credit losses activity for the year ended Dec. 31, 2025 (a)				Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Total
(in millions)	Commercial	Commercial real estate	Financial institutions
Beginning balance	$20	$315	$19	$1	$6	$2	$3	$366
Charge-offs	—	(25)	—	—	—	—	—	(25)
Recoveries	—	6	—	—	—	3	—	9
Net recoveries (charge-offs)	—	(19)	—	—	—	3	—	(16)
Provision (b)	(10)	(34)	6	4	1	(3)	5	(31)
Ending balance	$10	$262	$25	$5	$7	$2	$8	$319
Allowance for:
Loan losses	$2	$214	$11	$4	$6	$2	$6	$245
Lending-related commitments	8	48	14	1	1	—	2	74
Individually evaluated for impairment:
Loan balance (c)	$—	$148	$—	$—	$8	$1	$—	$157
Allowance for loan losses	—	30	—	—	—	—	—	30
(a)    There was no activity in the other loan portfolios.
(b)    Does not include provision for credit losses benefit related to other financial instruments of $1 million for the year ended Dec. 31, 2025.
(c)    Includes collateral dependent loans of $157 million with $158 million of collateral value.

Allowance for credit losses activity for the year ended Dec. 31, 2024				Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions
Beginning balance	$27	$325	$19	$1	$9	$4	$4	$1	$390
Charge-offs	—	(82)	—	—	(1)	(1)	—	—	(84)
Recoveries	—	—	—	—	—	1	—	—	1
Net (charge-offs)	—	(82)	—	—	(1)	—	—	—	(83)
Provision (a)	(7)	72	—	—	(2)	(2)	(1)	(1)	59
Ending balance	$20	$315	$19	$1	$6	$2	$3	$—	$366
Allowance for:
Loan losses	$7	$265	$11	$1	$6	$2	$2	$—	$294
Lending-related commitments	13	50	8	—	—	—	1	—	72
Individually evaluated for impairment:
Loan balance (b)	$—	$237	$—	$—	$9	$1	$—	$—	$247
Allowance for loan losses	—	49	—	—	—	—	—	—	49
(a)    Does not include provision for credit losses related to other financial instruments of $11 million for the year ended Dec. 31, 2024.
(b)    Includes collateral dependent loans of $247 million with $258 million of collateral value.

Allowance for credit losses activity for the year ended Dec. 31, 2023				Wealth management loans	Wealth management mortgages	Other residential mortgages	Capital call financing	Other	Total
(in millions)	Commercial	Commercial real estate	Financial institutions
Beginning balance	$18	$184	$24	$1	$12	$8	$6	$1	$254
Charge-offs	—	—	—	—	—	(3)	—	—	(3)
Recoveries	1	—	—	—	—	2	—	5	8
Net recoveries (charge-offs)	1	—	—	—	—	(1)	—	5	5
Provision (a)	8	141	(5)	—	(3)	(3)	(2)	(5)	131
Ending balance	$27	$325	$19	$1	$9	$4	$4	$1	$390
Allowance for:
Loan losses	$12	$266	$9	$1	$8	$4	$2	$1	$303
Lending-related commitments	15	59	10	—	1	—	2	—	87
Individually evaluated for impairment:
Loan balance (b)	$—	$290	$—	$—	$12	$1	$—	$—	$303
Allowance for loan losses	—	76	—	—	—	—	—	—	76
(a)    Does not include provision for credit losses benefit related to other financial instruments of $12 million for the year ended Dec. 31, 2023.
(b)    Includes collateral dependent loans of $303 million with $348 million of collateral at fair value.

146 BNY

Notes to Consolidated Financial Statements (continued)

Nonperforming assets

The table below presents our nonperforming assets.

Nonperforming assets	Dec. 31, 2025			Dec. 31, 2024
	Recorded investment			Recorded investment
	With an allowance	Without an allowance		With an allowance	Without an allowance
(in millions)			Total			Total
Nonperforming loans:
Commercial real estate	$106	$—	$106	$104	$39	$143
Other residential mortgages	16	1	17	18	1	19
Wealth management mortgages	9	8	17	6	9	15
Total nonperforming loans	131	9	140	128	49	177
Other assets owned	—	3	3	—	2	2
Total nonperforming assets	$131	$12	$143	$128	$51	$179

Past due loans

The table below presents our past due loans.

Past due loans and still accruing interest	Dec. 31, 2025				Dec. 31, 2024
	Days past due			Total past due	Days past due			Total past due
(in millions)	30-59	60-89	≥90		30-59	60-89	≥90
Wealth management loans	$63	$8	$—	$71	$47	$—	$—	$47
Wealth management mortgages	49	2	—	51	34	2	—	36
Other residential mortgages	23	4	—	27	7	1	—	8
Commercial real estate	7	3	—	10	15	—	—	15
Total past due loans	$142	$17	$—	$159	$103	$3	$—	$106

Loan modifications

Modified loans are evaluated to determine whether a modification or restructuring with a borrower experiencing financial difficulty results in principal forgiveness, an interest rate reduction, an other-than-insignificant payment delay, or a term extension. The modification could result in a new loan or a continuation of the existing loan.

In 2025, we modified two commercial real estate loans, with an aggregate recorded investment of $165 million, by extending the maturity dates. Also in 2025, we modified two residential mortgage loans, with an aggregate recorded investment of less than $1 million, by providing payment modifications.

At Dec. 31, 2025, none of the loans that were modified in the previous 12 months are past due by more than 90 days.

In 2024, we modified five commercial real estate exposures, with an aggregate recorded investment of
$212 million and an unfunded lending commitment of $20 million, by extending the maturity dates, and, in certain instances, changing the interest rate or providing other payment modifications. Commercial real estate loans of $118 million were repaid prior to Dec. 31, 2024, and unfunded lending commitments of $16 million were canceled prior to Dec. 31, 2024. Also in 2024, we modified four residential mortgage loans, with an aggregate recorded investment of $1 million, by providing payment modifications.

In 2023, we modified two commercial real estate exposures, with an aggregate recorded investment of $71 million and an unfunded lending commitment of $15 million, by extending the maturity dates. One of the commercial real estate loans matured in 2023 after the modification. Also in 2023, we modified six other residential mortgage loans, with an aggregate recorded investment of $2 million, by providing payment modifications, extending maturity dates, reducing the interest rate, or a combination of these modifications.

BNY 147

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

The tables below provide information about the credit profile of the loan portfolio by the period of origination.

Credit profile of the loan portfolio							Dec. 31, 2025
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2025	2024	2023	2022	2021	Prior to 2021			Total (a)
Commercial:
Investment grade	$55	$55	$45	$16	$49	$104	$1,357	$—	$1,681
Non-investment grade	—	11	—	—	—	—	56	—	67
Total commercial	55	66	45	16	49	104	1,413	—	1,748	$1
Commercial real estate: (b)
Investment grade	989	412	499	617	343	1,280	156	—	4,296
Non-investment grade	262	287	166	707	219	720	53	—	2,414
Total commercial real estate	1,251	699	665	1,324	562	2,000	209	—	6,710	25
Financial institutions:
Investment grade	686	373	75	10	24	—	10,552	—	11,720
Non-investment grade	119	—	—	—	—	—	1,470	—	1,589
Total financial institutions	805	373	75	10	24	—	12,022	—	13,309	112
Wealth management loans:
Investment grade	14	—	28	27	52	93	9,003	175	9,392
Non-investment grade	—	—	—	—	—	—	128	—	128
Total wealth management loans	14	—	28	27	52	93	9,131	175	9,520	49
Wealth management mortgages (b)	633	270	647	1,486	1,724	3,812	14	—	8,586	24
Other residential mortgages (b)	416	324	242	492	171	175	—	—	1,820	6
Capital call financing	230	130	—	—	—	—	4,976	—	5,336	24
Other loans	—	—	—	—	7	85	4,441	—	4,533	8
Margin loans	12,457	—	—	—	—	—	13,796	—	26,253	37
Total loans	$15,861	$1,862	$1,702	$3,355	$2,589	$6,269	$46,002	$175	$77,815	$286
(a)    Excludes overdrafts of $2,800 million. Overdrafts occur on a daily basis primarily in the custody and securities clearance business and are generally repaid within two business days.
(b)    The gross write-offs related to commercial real estate loans were $25 million, wealth management mortgage loans were $1 million and other residential mortgage loans were less than $1 million in 2025.

148 BNY

Notes to Consolidated Financial Statements (continued)

Credit profile of the loan portfolio							Dec. 31, 2024
							Revolving loans
	Originated, at amortized cost						Amortized cost	Converted to term loans – Amortized cost		Accrued interest receivable
(in millions)	2024	2023	2022	2021	2020	Prior to 2020			Total (a)
Commercial:
Investment grade	$41	$69	$20	$55	$—	$116	$1,010	$—	$1,311
Non-investment grade	14	29	—	17	—	—	49	—	109
Total commercial	55	98	20	72	—	116	1,059	—	1,420	$2
Commercial real estate: (b)
Investment grade	396	567	762	392	460	1,384	126	—	4,087
Non-investment grade	335	315	751	351	214	617	94	18	2,695
Total commercial real estate	731	882	1,513	743	674	2,001	220	18	6,782	28
Financial institutions:
Investment grade	491	370	20	26	42	—	10,363	—	11,312
Non-investment grade	131	—	10	—	—	—	1,714	—	1,855
Total financial institutions	622	370	30	26	42	—	12,077	—	13,167	157
Wealth management loans:
Investment grade	3	29	33	110	33	109	8,261	100	8,678
Non-investment grade	—	—	—	—	—	—	20	—	20
Total wealth management loans	3	29	33	110	33	109	8,281	100	8,698	50
Wealth management mortgages (b)	495	798	1,585	1,812	818	3,423	19	—	8,950	23
Other residential mortgages (b)	15	148	529	184	5	187	—	—	1,068	4
Capital call financing	91	—	—	—	—	—	5,072	—	5,163	28
Other loans	—	—	—	10	31	562	3,063	—	3,666	6
Margin loans	7,732	—	—	—	—	—	11,405	—	19,137	38
Total loans	$9,744	$2,325	$3,710	$2,957	$1,603	$6,398	$41,196	$118	$68,051	$336
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

Financial institutions

Financial institution exposures are high-quality, with 96% of the exposures meeting the investment grade equivalent criteria of our internal credit rating classification at Dec. 31, 2025. In addition, 64% of the financial institutions exposure is secured. For example, securities industry clients and asset managers often borrow against marketable securities held in custody. The exposure to financial institutions is generally short-term, with 79% expiring within one year.

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
BNY 149

Notes to Consolidated Financial Statements (continued)

therefore, would equate to investment grade external ratings. Wealth management loans are provided to select customers based on the pledge of other types of assets. For the loans collateralized by other assets, the credit quality of the obligor is carefully analyzed, but we do not consider this portion of wealth management loan portfolio to be investment grade.

Wealth management mortgages

Credit quality indicators for wealth management mortgages are not correlated to external ratings. Wealth management mortgages are typically loans to high-net-worth individuals, which are secured primarily by residential property. These loans are primarily interest-only, adjustable rate mortgages with a weighted-average loan-to-value ratio of 61% at origination. Delinquency rate is a key indicator of credit quality in the wealth management portfolio. At Dec. 31, 2025, less than 1% of the mortgages were past due.

At Dec. 31, 2025, the wealth management mortgage portfolio consisted of the following geographic concentrations: California – 20%; New York – 14%; Florida – 11%; Massachusetts – 8%; and other – 47%.

Other residential mortgages

The other residential mortgage portfolio primarily consists of 1-4 family residential mortgage loans and totaled $1.8 billion at Dec. 31, 2025 and $1.1 billion at Dec. 31, 2024. These loans are not typically correlated to external ratings.

Capital call financing

Capital call financing includes loans to private equity funds that are secured by the fund investors’ capital commitments and the funds’ right to call capital.

Other loans

Other loans primarily include loans to consumers that are fully collateralized with equities, mutual funds and fixed-income securities.

Margin loans

We had $26.3 billion of secured margin loans at Dec. 31, 2025, compared with $19.1 billion at Dec. 31, 2024. Margin loans are collateralized with marketable securities, and borrowers are required to maintain a daily collateral margin in excess of 100% of the value of the loan. We have rarely suffered a loss on these types of loans.

Overdrafts

Overdrafts primarily relate to custody and securities clearance clients and totaled $2.8 billion at Dec. 31, 2025 and $3.5 billion at Dec. 31, 2024. Overdrafts occur on a daily basis and are generally repaid within two business days.

Reverse repurchase agreements

Reverse repurchase agreements at Dec. 31, 2025 and Dec. 31, 2024 were fully secured with high-quality collateral. As a result, there was no allowance for credit losses related to these assets at Dec. 31, 2025 and Dec. 31, 2024.

Note 5–Leasing

We have operating leases for corporate offices, data centers and certain equipment. Our leases have remaining lease terms up to 15 years, some of which include options to extend or terminate the lease. In some of our corporate office locations, we may enter into sublease arrangements for portions or all of the space and/or lease term.

The table below presents the consolidated balance sheet information related to operating leases.

Operating leases	Dec. 31,
(dollars in millions)	2025	2024
ROU assets (a)	$1,126	$1,076
Lease liability (b)	$1,443	$1,321

Weighted average:
Remaining lease term	9.4 years	9.0 years
Discount rate (annualized)	3.68%	3.50%
(a)    Included in premises and equipment on the consolidated balance sheet.
(b)    Operating lease liabilities are included in other liabilities on the consolidated balance sheet.

150 BNY

Notes to Consolidated Financial Statements (continued)

The table below presents the components of lease expense.

Lease expense	Year ended Dec. 31,
(in millions)	2025	2024	2023
Operating lease expense	$231	$229	$215
Variable lease expense	43	44	43
Sublease income	(29)	(31)	(34)
Total lease expense	$245	$242	$224

Operating cash flows from operating leases totaled $225 million for year ended Dec. 31, 2025, $217 million for year ended Dec. 31, 2024 and $224 million for year ended Dec. 31, 2023.

See Note 25 for information on non-cash operating lease transactions.

The table below presents the maturities of our operating lease liabilities.

Maturities of operating lease liabilities
(in millions)
For the year ended Dec. 31,
2026	$214
2027	202
2028	186
2029	174
2030	152
2031 and thereafter	784
Total lease payments	1,712
Less: Imputed interest	269
Total	$1,443

Note 6–Goodwill and intangible assets

Goodwill

The table below provides a breakdown of goodwill by business segment.

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2024
Goodwill	$7,331	$1,475	$8,472	$17,278
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,331	$1,475	$7,792	$16,598
Dispositions	(18)	—	—	(18)
Foreign currency translation	88	6	106	200
Other	(13)	—	—	(13)
Balance at Dec. 31, 2025
Goodwill	$7,388	$1,481	$8,578	$17,447
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,388	$1,481	$7,898	$16,767

Goodwill by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Consolidated
Balance at Dec. 31, 2023
Goodwill	$7,004	$1,429	$8,508	$16,941
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,004	$1,429	$7,828	$16,261
Business realignment (a)	(51)	48	3	—
Acquisition	426	—	—	426
Foreign currency translation	(48)	(2)	(39)	(89)
Balance at Dec. 31, 2024
Goodwill	$7,331	$1,475	$8,472	$17,278
Accumulated impairment losses	—	—	(680)	(680)
Net goodwill	$7,331	$1,475	$7,792	$16,598
(a)    In 2024, we made certain realignments of similar products and services within our lines of business.

BNY 151

Notes to Consolidated Financial Statements (continued)

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

In each quarter of 2025, we completed an interim goodwill impairment test of the Investment Management reporting unit, which had $6.3 billion of allocated goodwill as of Dec. 31, 2025. In all cases, we determined the fair value of the Investment Management reporting unit exceeded its carrying value and no goodwill impairment was recorded.

For the Dec. 31, 2025 interim goodwill impairment test, the fair value of the Investment Management reporting unit exceeded its carrying value by approximately 10%. We determined the fair value of the Investment Management reporting unit using an income approach based on management’s projections as of Dec. 31, 2025. The discount rate applied to these cash flows was 10%.

The cash flow estimates for the Investment Management reporting unit are impacted by projections of the level and mix of assets under management, market values, operating margins and long-term growth rates.

In the second quarter of 2025, we performed our annual goodwill impairment test on the remaining six reporting units using an income approach to estimate the fair values of each reporting unit. Estimated cash flows used in the income approach were based on management’s projections as of April 1, 2025. The discount rate applied to these cash flows was 10%.

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

Intangible assets

The table below provides a breakdown of intangible assets by business segment.

Intangible assets – net carrying amount by business segment (in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Consolidated
Balance at Dec. 31, 2023	$164	$378	$1,463	$849	$2,854
Acquisition	53	—	—	—	53
Amortization	(28)	(4)	(18)	—	(50)
Foreign currency translation	(3)	—	(3)	—	(6)
Balance at Dec. 31, 2024	$186	$374	$1,442	$849	$2,851
Amortization	(27)	(3)	(15)	—	(45)
Foreign currency translation	5	—	11	—	16
Balance at Dec. 31, 2025	$164	$371	$1,438	$849	$2,822

152 BNY

Notes to Consolidated Financial Statements (continued)

The table below provides a breakdown of intangible assets by type.

Intangible assets	Dec. 31, 2025			Dec. 31, 2024
(dollars in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization (a):
Customer contracts—Securities Services	$779	$(616)	$163	$779	$(593)	$186
Customer contracts—Market and Wealth Services	269	(268)	1	269	(266)	3
Customer relationships—Investment and Wealth Management	512	(467)	45	553	(495)	58
Other	40	(15)	25	42	(14)	28
Total subject to amortization	$1,600	$(1,366)	$234	$1,643	$(1,368)	$275
Not subject to amortization (b):
Tradenames	$1,294	N/A	$1,294	$1,291	N/A	$1,291
Customer relationships	1,294	N/A	1,294	1,285	N/A	1,285
Total not subject to amortization	$2,588	N/A	$2,588	$2,576	N/A	$2,576
Total intangible assets	$4,188	$(1,366)	$2,822	$4,219	$(1,368)	$2,851
(a)    Excludes fully amortized intangible assets.
(b)    Intangible assets not subject to amortization have an indefinite life.
N/A – Not applicable.

Estimated annual amortization expense for current intangibles for the next five years is as follows:

For the year ended Dec. 31,	Estimated amortization expense (in millions)
2026	$37
2027	31
2028	27
2029	24
2030	19

Intangible asset impairment testing

Intangible assets not subject to amortization are tested for impairment annually or more often if events or circumstances indicate they may be impaired.

Note 7–Other assets

The following table provides the components of other assets presented on the consolidated balance sheet.

Other assets	Dec. 31,
(in millions)	2025	2024
Corporate/bank-owned life insurance	$5,647	$5,552
Accounts receivable (a)	4,829	4,931
Tax credit investments	3,151	2,821
Software	2,707	2,676
Prepaid pension assets	2,361	2,035
Fails to deliver	1,197	1,292
Equity method investments	953	852
Assets of consolidated investment management funds	864	891
Prepaid expense	854	736
Other equity investments (b)	701	679
Income taxes receivable	554	255
Federal Reserve Bank stock	484	478
Cash collateral receivable on derivative transactions	474	292
Fair value of hedging derivatives	358	781
Seed capital (c)	207	196
Other (d)	1,099	1,223
Total other assets	$26,440	$25,690
(a)    Includes receivables for securities sold or matured that have not yet settled.
(b)    Includes strategic equity, private equity and other investments.
(c)    Includes investments in BNY funds that hedge deferred incentive awards.
(d)    At Dec. 31, 2025 and Dec. 31, 2024, other assets include $57 million and $57 million, respectively, of Federal Home Loan Bank stock, at cost.

BNY 153

Notes to Consolidated Financial Statements (continued)

Non-readily marketable equity securities

Non-readily marketable equity securities do not have readily determinable fair values. These investments are valued using a measurement alternative where the investments are carried at cost, less any impairment, and plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. The observable price changes are recorded in investment and other revenue on the consolidated income statement. Our non-readily marketable equity securities totaled $438 million at Dec. 31, 2025 and $413 million at Dec. 31, 2024, and are included in other equity investments in the table above.

The following table presents the adjustments on the non-readily marketable equity securities.

Adjustments on non-readily marketable equity securities				Life-to-date
(in millions)	2025	2024	2023
Upward adjustments	$32	$1	$52	$368
Downward adjustments	(47)	(2)	(41)	(102)
Net adjustments	$(15)	$(1)	$11	$266

Tax credit investments

BNY invests in or provides funding to affordable housing and renewable energy projects, that are designed to generate an after-tax return, primarily through the realization of income tax credits and other income tax benefits, and in certain cases, cash distributions based on the operations of the project. Using the proportional amortization method, the cost of these investments is amortized in proportion to the income tax credits and other income tax benefits received. The net amortization and income tax credits and other income tax benefits are recognized in the consolidated income statement as a component of the provision of income taxes. Our tax credit investments totaled $3.2 billion at Dec. 31, 2025 and $2.8 billion at Dec. 31, 2024 and are included in other assets on the consolidated balance sheet.

Commitments to fund future investments totaled $946 million at Dec. 31, 2025 and $951 million at Dec. 31, 2024 and are recorded in other liabilities on the consolidated balance sheet. At Dec. 31, 2025, a majority of the commitments are expected to be funded over the next five years.

The table below presents the amortization and income tax credits and other income tax benefits related to our tax credit investments.

(in millions)	2025	2024	2023
Tax credits and other tax benefits	$682	$418	$373
Amortization expense	$590	$343	$293

Investments valued using NAV per share

In our Investment and Wealth Management business segment, we make seed capital investments in certain funds we manage. We also hold private equity investments, primarily SBICs, which are compliant with the Volcker Rule, and certain other corporate investments. Seed capital, private equity and other corporate investments are included in other assets on the consolidated balance sheet. The fair value of certain of these investments was estimated using the NAV per share for our ownership interest in the funds.

The table below presents information on our investments valued using NAV.

Investments valued using NAV	Dec. 31, 2025		Dec. 31, 2024
(in millions)	Fair value	Unfunded commitments	Fair value	Unfunded commitments
Seed capital (a)	$6	$—	$7	$—
Private equity investments (b)	139	75	137	59
Other	10	—	8	—
Total	$155	$75	$152	$59
(a)    Seed capital investments at Dec. 31, 2025 are generally redeemable on request. Distributions are received as the underlying investments in the funds, which have redemption notice periods of up to seven days, are liquidated.
(b)    Private equity investments primarily include Volcker Rule-compliant investments in SBICs that invest in various sectors of the economy. Private equity investments do not have redemption rights. Distributions from such investments will be received as the underlying investments in the private equity investments, which have a life of 10 years, are liquidated.

154 BNY

Notes to Consolidated Financial Statements (continued)

Note 8–Deposits

Time deposits in denominations of $250,000 or more totaled $2.2 billion at Dec. 31, 2025 and $2.1 billion at Dec. 31, 2024.

At Dec. 31, 2025, the scheduled maturities of total time deposits are $7.9 billion in 2026, $966 million in 2027, $702 million in 2028, $524 million in 2029 and $256 million in 2030. No time deposits are scheduled to mature after 2030.

Note 9–Contract revenue

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

Investment management fees are dependent on the overall level and mix of AUM. The management fees, expressed in basis points, are charged for managing those assets. Management fees are typically subject to fee schedules contained in an investment management agreement or fund documents based on the overall level of assets managed and products in which those assets are invested.

Investment management fee revenue also includes transactional- and account-based fees. These fees, along with distribution and servicing fees, are recognized when the services have been completed. Clients are generally billed for services performed on a monthly or quarterly basis.

See Note 23 for additional information on our principal business segments, Securities Services, Market and Wealth Services and Investment and Wealth Management, and the primary services provided.

BNY 155

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

Disaggregation of contract revenue by business segment
	Year ended Dec. 31,
	2025					2024
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$5,671	$4,393	$103	$(70)	$10,097	$5,204	$4,103	$105	$(68)	$9,344
Investment management and performance fees	—	11	3,086	(14)	3,083	—	7	3,149	(13)	3,143
Financing-related fees	55	27	1	—	83	51	24	1	—	76
Distribution and servicing fees	4	(133)	275	—	146	4	(123)	275	2	158
Investment and other revenue	291	278	(429)	(6)	134	248	251	(379)	4	124
Total fee and other revenue – contract revenue	6,021	4,576	3,036	(90)	13,543	5,507	4,262	3,151	(75)	12,845
Fee and other revenue – not in scope of ASC 606 (a)(b)	999	328	48	184	1,559	941	273	62	173	1,449
Total fee and other revenue	$7,020	$4,904	$3,084	$94	$15,102	$6,448	$4,535	$3,213	$98	$14,294
(a)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(b)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $34 million in 2025 and $13 million in 2024.

Disaggregation of contract revenue by business segment	Year ended Dec. 31, 2023
(in millions)	Securities Services	Market and Wealth Services	Investment and Wealth Management	Other	Total
Fee and other revenue – contract revenue:
Investment services fees	$4,959	$3,805	$99	$(63)	$8,800
Investment management and performance fees	—	8	3,067	(12)	3,063
Financing-related fees	37	14	1	—	52
Distribution and servicing fees	6	(98)	241	—	149
Investment and other revenue	236	207	(323)	1	121
Total fee and other revenue – contract revenue	5,238	3,936	3,085	(74)	12,185
Fee and other revenue – not in scope of ASC 606 (a)(b)	791	224	(98)	248	1,165
Total fee and other revenue	$6,029	$4,160	$2,987	$174	$13,350
(a)    Primarily includes investment services fees, foreign exchange revenue, financing-related fees and investment and other revenue, all of which are accounted for using other accounting guidance.
(b)    The Investment and Wealth Management business segment is net of income attributable to noncontrolling interests related to consolidated investment management funds of $2 million in 2023.

Contract balances

Our clients are billed based on fee schedules that are agreed upon in each customer contract. Receivables from customers were $2.9 billion at Dec. 31, 2025 and $2.5 billion at Dec. 31, 2024.

Contract assets represent accrued revenues that have not yet been billed to the customers due to certain contractual terms other than the passage of time and were $37 million at Dec. 31, 2025 and $34 million at Dec. 31, 2024. Accrued revenues recorded as contract assets are usually billed on an annual basis.

Both receivables from customers and contract assets are included in other assets on the consolidated balance sheet.

Contract liabilities represent payments received in advance of providing services under certain contracts

156 BNY

Notes to Consolidated Financial Statements (continued)

and were $180 million at Dec. 31, 2025 and $171 million at Dec. 31, 2024. Contract liabilities are included in other liabilities on the consolidated balance sheet. Revenue recognized in 2025 relating to contract liabilities as of Dec. 31, 2024 was $114 million.

Changes in contract assets and liabilities primarily relate to either party’s performance under the contracts.

Contract costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs. Such costs result from the payment of sales incentives, primarily in the Wealth Management business, and totaled $47 million at Dec. 31, 2025 and $44 million at Dec. 31, 2024. Capitalized sales incentives are amortized based on the transfer of goods or services to which the assets relate. The amortization of capitalized sales incentives, which is included in staff expense on the consolidated income statement, totaled $13 million in 2025, $14 million in 2024 and $16 million in 2023.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or a specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations, and are recoverable. Such costs generally represent set-up costs, which include any direct cost incurred at the inception of a contract which enables the fulfillment of the performance obligation, and totaled $128 million at Dec. 31, 2025 and $98 million at Dec. 31, 2024. These capitalized costs are amortized on a straight-line basis over the expected contract period.

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

Note 10–Net interest income

The following table provides the components of net interest income presented on the consolidated income statement.

Net interest income	Year ended Dec. 31,
(in millions)	2025	2024	2023
Interest income
Deposits with the Federal Reserve and other central banks	$3,496	$4,615	$4,541
Deposits with banks	325	434	523
Federal funds sold and securities purchased under resale agreements	12,208	10,915	7,141
Loans	4,146	4,394	3,916
Securities:
Taxable	5,091	4,941	4,213
Exempt from federal income taxes	—	1	1
Total securities	5,091	4,942	4,214
Trading securities	360	307	313
Total interest income	25,626	25,607	20,648
Interest expense
Deposits in domestic offices	4,886	5,791	4,703
Deposits in foreign offices	2,174	2,856	2,421
Federal funds purchased and securities sold under repurchase agreements	10,946	9,974	6,699
Trading liabilities	124	88	156
Other borrowed funds	16	18	47
Commercial paper	106	62	—
Customer payables	669	640	566
Long-term debt	1,761	1,866	1,711
Total interest expense	20,682	21,295	16,303
Net interest income	4,944	4,312	4,345
Provision for credit losses	(32)	70	119
Net interest income after provision for credit losses	$4,976	$4,242	$4,226

BNY 157

Notes to Consolidated Financial Statements (continued)

Note 11–Income taxes

The components of the income tax provision are as follows:

Provision for income taxes	Year ended Dec. 31,
(in millions)	2025	2024	2023
Current tax expense:
Federal	$654	$902	$727
Foreign	641	595	443
State and local	81	153	192
Total current tax expense	$1,376	$1,650	$1,362
Deferred tax expense (benefit):
Federal	$92	$(277)	$(344)
Foreign	(6)	(30)	31
State and local	13	(38)	(70)
Total deferred tax expense (benefit)	$99	$(345)	$(383)
Total provision for income taxes:
Federal	$746	$625	$383
Foreign	635	565	474
State and local	94	115	122
Provision for income taxes	$1,475	$1,305	$979

The components of income before taxes are as follows:

Income before taxes	Year ended Dec. 31,
(in millions)	2025	2024	2023
Domestic	$4,431	$3,462	$2,196
Foreign	2,627	2,386	2,087
Income before taxes	$7,058	$5,848	$4,283

The components of our net deferred tax liability are as follows:

Net deferred tax liability	Dec. 31,
(in millions)	2025	2024
Depreciation and amortization	$1,549	$1,700
Pension obligation	476	421
Other liabilities	215	189
Securities valuation	159	(39)
Equity investments	54	55
Other assets	(43)	(62)
Leasing	(53)	(41)
Credit losses on loans	(88)	(98)
Reserves not deducted for tax	(152)	(236)
Employee benefits	(279)	(269)
U.S. foreign tax credits	(114)	(101)
Valuation allowance	127	135
Net deferred tax liability	$1,851	$1,654

As of Dec. 31, 2025, we had $114 million of U.S. foreign tax credit carryforwards which will begin to expire in 2029. In addition, we have an unrealized capital loss of $13 million. We believe it is more likely than not that the benefit from these items will not be realized. Accordingly, we have recorded a valuation allowance of $127 million. We believe it is more likely than not that we will fully realize our remaining deferred tax assets. This conclusion is based on historical financial results and profit forecasts.

As of Dec. 31, 2025, we had approximately $1.6 billion of earnings attributable to foreign subsidiaries that have been permanently reinvested abroad and for which no local distribution tax provision has been recorded.

The statutory federal income tax rate is reconciled to our effective income tax rate below:

Effective tax rate	Year ended Dec. 31,
	2025		2024		2023
	$	%	$	%	$	%
Federal rate	$1,482	21.0%	$1,228	21.0%	$899	21.0%
State and local income taxes, net of federal income tax benefit (a)	104	1.5	94	1.6	98	2.3
Foreign tax effects:
United Kingdom	55	0.8	62	1.1	44	1.0
Other	32	0.4	31	0.5	15	0.3
Effects of cross-border tax laws	10	0.1	2	—	15	0.4
Tax credits:
Tax credit investments	(101)	(1.4)	(83)	(1.4)	(91)	(2.1)
Other	(24)	(0.3)	(19)	(0.3)	(14)	(0.3)
Valuation allowances	(13)	(0.2)	(1)	—	34	0.8
Nontaxable or nondeductible items	(66)	(0.9)	(11)	(0.2)	(29)	(0.7)
Changes in unrecognized tax benefits	(4)	(0.1)	2	—	8	0.2
Effective tax rate	$1,475	20.9%	$1,305	22.3%	$979	22.9%
(a)    Primarily New York state and New York City.

158 BNY

Notes to Consolidated Financial Statements (continued)

Unrecognized tax positions
(in millions)	2025	2024	2023
Beginning balance at Jan. 1, – gross	$109	$109	$106
Prior period tax positions:
Increases	15	2	—
Decreases	(5)	(2)	(5)
Current period tax positions	14	8	8
Settlements	(8)	—	—
Statute expiration	(13)	(8)	—
Ending balance at Dec. 31, – gross	$112	$109	$109

Our total tax reserves as of Dec. 31, 2025 were $112 million compared with $109 million at Dec. 31, 2024. If these tax reserves were unnecessary, $112 million would affect the effective tax rate in future periods.
We recognize accrued interest and penalties, if applicable, related to income taxes in income tax expense. Included in the balance sheet at Dec. 31, 2025 is accrued interest, where applicable, of $36 million. The tax benefit related to interest for the year ended Dec. 31, 2025 was $5 million, compared with $2 million of tax expense for the year ended Dec. 31, 2024.

Our federal income tax returns are open to examination from 2017 through 2019 and 2022 and forward. Our New York State and New York City income tax returns are open to examination after 2015. Our UK income tax returns are open to examination after 2021.

Note 12–Long-term debt

The table below presents information on our long-term debt.

Long-term debt	Dec. 31, 2025			Dec. 31, 2024
(dollars in millions)	Rate	Maturity	Amount	Rate	Amount
Senior debt:
Fixed rate	0.75 - 6.47%	2026 - 2036	$28,863	0.75 - 6.47%	$28,006
Floating rate	3.71 - 4.70%	2027 - 2038	1,325	4.94 - 5.32%	1,226
Subordinated debt (a)	3.00 - 5.61%	2028 - 2039	1,685	3.00 - 5.61%	1,622
Total			$31,873		$30,854
(a)Fixed rate.

Total long-term debt maturing during the next five years is as follows: 2026 – $2.7 billion; 2027 – $4.4 billion; 2028 – $7.3 billion; 2029 – $4.4 billion; and 2030 – $1.5 billion.

Note 13–Variable interest entities

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

BNY 159

Notes to Consolidated Financial Statements (continued)

The following table presents the incremental assets and liabilities included on the consolidated balance sheet as of Dec. 31, 2025 and Dec. 31, 2024. The net assets of any consolidated VIE are solely available to settle the liabilities of the VIE and to settle any investors’ ownership liquidation requests, including any seed capital we invested in the VIE.

Consolidated investment management funds
	Dec. 31,
(in millions)	2025	2024
Trading assets	$841	$846
Other assets	23	45
Total assets (a)	$864	$891
Other liabilities	$1	$5
Total liabilities (a)	$1	$5
Nonredeemable noncontrolling interests (a)	$408	$359
(a)    There were no VMEs at Dec. 31, 2025. Includes VMEs with assets of $43 million, liabilities of less than $1 million and nonredeemable noncontrolling interests of $7 million at Dec. 31, 2024.

We have not provided financial or other support that was not otherwise contractually required to be provided to our VIEs. Additionally, creditors of any consolidated VIEs do not have any recourse to the general credit of BNY.

Non-consolidated VIEs

As of Dec. 31, 2025 and Dec. 31, 2024, assets and liabilities related to the VIEs where we are not the primary beneficiary were included in other assets and other liabilities on the consolidated balance sheet and primarily related to accounting for our tax credit investments.

The maximum loss exposure indicated in the following table relates solely to our investments in, and unfunded commitments to, the VIEs.

Non-consolidated VIEs	Dec. 31, 2025	Dec. 31, 2024
(in millions)
Other assets	$3,258	$2,905
Other liabilities	946	951
Maximum loss exposure	4,205	3,856

Note 14–Shareholders’ equity

Common stock

BNY has 3.5 billion authorized shares of common stock with a par value of $0.01 per share. At Dec. 31, 2025, 688,236,337 shares of common stock were outstanding.

In July 2025, our Board of Directors approved a 13% increase in the quarterly cash dividend on common stock, from $0.47 to $0.53 per share. We began paying the increased quarterly cash dividend in the third quarter of 2025.

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

In 2025, we repurchased 36.8 million common shares at an average price of $96.12 per common share for a total of $3.5 billion.

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

160 BNY

Notes to Consolidated Financial Statements (continued)

Preferred stock

The Parent has 100 million authorized shares of preferred stock with a par value of $0.01 per share. The following table summarizes the Parent’s preferred stock issued and outstanding at Dec. 31, 2025 and Dec. 31, 2024.

Preferred stock summary (a)		Total shares issued and outstanding		Carrying value (b)
				(in millions)
		Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
	Per annum dividend rate (c)
Series A	Greater of (i) SOFR plus 0.565% and (ii) 4.000%	5,001	5,001	$500	$500
Series F	4.625% to but excluding Sept. 20, 2026, then SOFR plus 3.131%	10,000	10,000	990	990
Series G	4.700% to but excluding Sept. 20, 2025, then a floating rate equal to the five-year treasury rate plus 4.358%	—	10,000	—	990
Series H	3.700% to but excluding March 20, 2026, then a floating rate equal to the five-year treasury rate plus 3.352%	5,825	5,825	576	576
Series I	3.750% to but excluding Dec. 20, 2026, then a floating rate equal to the five-year treasury rate plus 2.630%	13,000	13,000	1,287	1,287
Series J	6.300% to but excluding March 20, 2030, then a floating rate equal to the five-year treasury rate plus 2.297%	5,000	—	494	—
Series K	6.150% to but excluding March 20, 2030, then a floating rate equal to the five-year treasury rate plus 2.161%	5,000	—	494	—
Series L	5.950% to but excluding Dec. 20, 2030, then a floating rate equal to the five-year treasury rate plus 2.271%	5,000	—	495	—
Total		48,826	43,826	$4,836	$4,343
(a)    All outstanding preferred stock is noncumulative perpetual preferred stock with a liquidation preference of $100,000 per share.
(b)    The carrying value of the Series F, Series G, Series H, Series I, Series J, Series K and Series L preferred stock is recorded net of issuance costs.
(c)    References to SOFR are to a floating rate equal to the three-month CME Term SOFR (plus a spread adjustment of 0.26161% per annum).

Holders of the Series A preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20. Holders of the Series F preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20 and September 20, to and including Sept. 20, 2026; and on each March 20, June 20, September 20 and December 20, from and including Dec. 20, 2026. Holders of the Series H preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20. Holders of the Series I preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20. Holders of the Series J preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20 and September 20, commencing on Sept. 20, 2025. Holders of the Series K preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each March 20, June 20, September 20 and December 20, commencing on June 20, 2025. Holders of the Series L preferred stock are entitled to receive dividends, if declared by the Parent’s Board of Directors, on each June 20 and December 20, commencing on Dec. 20, 2025.

BNY’s ability to declare or pay dividends on, or purchase, redeem or otherwise acquire, shares of our common stock or any of our shares that rank junior to the preferred stock as to the payment of dividends and/or the distribution of any assets on any liquidation, dissolution or winding-up of the Parent will be prohibited, subject to certain exceptions, in the event that we do not declare and pay in full preferred dividends for the then-current dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series A preferred stock or the last preceding dividend period (in the case of dividends) or most recently completed dividend period (in the case of repurchases) of the Series F, Series H, Series I, Series J, Series K and Series L preferred stock.

All of the outstanding shares of the Series A preferred stock are owned by Mellon Capital IV, a 100% owned financing subsidiary of the Parent, which will pass through any dividend on the Series A preferred stock to the holders of its Normal Preferred Capital

BNY 161

Notes to Consolidated Financial Statements (continued)

Securities. The Parent’s obligations under the trust and other agreements relating to Mellon Capital IV have the effect of providing a full and unconditional guarantee, on a subordinated basis, of payments due on the Normal Preferred Capital Securities. No other subsidiary of the Parent guarantees the securities of Mellon Capital IV. All of the outstanding shares of the Series F, Series H, Series I, Series J, Series K and Series L preferred stock are held by the depositary of the depositary shares, which will pass through the applicable portion of any dividend on the Series F, Series H, Series I, Series J, Series K and Series L preferred stock to the holders of record of their respective depositary shares.
In September 2025, the Parent redeemed all outstanding shares of its Series G preferred stock, $100,000 liquidation preference per share. Deferred fees of approximately $10 million were realized as preferred stock dividends upon redemption.

In December 2023, the Parent redeemed all outstanding shares of its Series D preferred stock, $100,000 liquidation preference per share. Deferred fees of approximately $10 million were realized as preferred stock dividends upon redemption. In 2025, we recorded a reduction in deferred fees of $5 million related to excise tax on the Series D preferred stock redemption.

The table below presents the Parent’s preferred dividends.

Preferred dividends
(dollars in millions, except per share amounts)	Depositary shares per share		2025			2024		2023
			Per share	Total dividend		Per share	Total dividend	Per share	Total dividend
Series A	100	(a)	$5,172.19	$26		$6,143.97	$30	$5,866.23	$29
Series D	100		N/A	(5)	(b)	N/A	N/A	6,339.20	42	(b)
Series F	100		4,625.00	46		4,625.00	46	4,625.00	46
Series G	100		4,700.00	58	(c)	4,700.00	47	4,700.00	47
Series H	100		3,700.00	22		3,700.00	22	3,700.00	22
Series I	100		3,750.00	49		3,750.00	49	3,750.00	49
Series J	100		3,325.00	16		N/A	N/A	N/A	N/A
Series K	4,000		4,715.00	23		N/A	N/A	N/A	N/A
Series L	100		1,652.78	8		N/A	N/A	N/A	N/A
Total				$243			$194		$235
(a)    Represents Normal Preferred Capital Securities.
(b)    In 2023, total dividends include deferred fees of approximately $10 million related to the redemption of the Series D preferred stock. In 2025, total dividends include a reduction in the previously deferred fees.
(c)    Includes deferred fees of approximately $10 million related to the redemption of the Series G preferred stock.
N/A – Not applicable.

The preferred stock is not subject to the operation of a sinking fund and is not convertible into, or exchangeable for, shares of our common stock or any other class or series of our other securities. We may redeem the Series A preferred stock, in whole or in part, at our option. We may also, at our option, redeem the shares of the Series F preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in September 2026, the Series H preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in March 2026, the Series I preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in December 2026, the Series J and Series K preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in March
2030 and the Series L preferred stock on any dividend payment date, in whole or in part, on or after the dividend payment date in December 2030. The Series F, Series H, Series I, Series J, Series K and Series L preferred stock can be redeemed, in whole but not in part, at any time within 90 days following a regulatory capital treatment event. Redemption of the preferred stock is subject to the prior approval of the Federal Reserve.

Temporary equity

Temporary equity was $87 million at Dec. 31, 2025 and $87 million at Dec. 31, 2024. Temporary equity represents the redemption value recorded for redeemable noncontrolling interests resulting from equity-classified share-based payment arrangements

162 BNY

Notes to Consolidated Financial Statements (continued)

that are currently redeemable or are expected to become redeemable.

Capital adequacy

Regulators establish certain levels of capital for bank holding companies (“BHCs”) and banks, including BNY and our bank subsidiaries, in accordance with established quantitative measurements. For the Parent to maintain its status as a financial holding company, our U.S. bank subsidiaries and BNY must, among other things, qualify as “well capitalized.” As of Dec. 31, 2025 and Dec. 31, 2024, BNY and our U.S. bank subsidiaries were “well capitalized.”

The regulatory capital ratios of our consolidated and largest bank subsidiary, The Bank of New York Mellon, are shown below.

Consolidated and largest bank subsidiary regulatory capital ratios (a)	Dec. 31,
	2025	2024
Consolidated regulatory capital ratios: (b)
Common Equity Tier 1 (“CET1”) ratio	11.9%	11.2%
Tier 1 capital ratio	14.6	13.7
Total capital ratio	15.4	14.8
Tier 1 leverage ratio	6.0	5.7
Supplementary leverage ratio (“SLR”) (c)	6.7	6.5

The Bank of New York Mellon regulatory capital ratios: (d)
CET1 ratio	16.3%	16.1%
Tier 1 capital ratio	16.3	16.1
Total capital ratio	16.6	16.3
Tier 1 leverage ratio	6.5	6.3
SLR (c)	7.7	7.6
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
(b)    The effective capital ratios for Dec. 31, 2025 and Dec. 31, 2024 were calculated under the Standardized Approach.
(c)    The SLR is based on Tier 1 capital and total leverage exposure, which includes certain off-balance sheet exposures. For The Bank of New York Mellon to qualify as “well capitalized,” its SLR must be at least 6%.
(d)    The Bank of New York Mellon’s effective capital ratios for Dec. 31, 2025 were calculated under the Standardized Approach, and for Dec. 31, 2024 were calculated under the Standardized Approach for the CET1 and Tier 1 capital ratios and the Advanced Approaches for the Total capital ratio.
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

Capital components and risk-weighted assets	Dec. 31,
(in millions)	2025	2024
CET1:
Common shareholders’ equity	$39,477	$36,975
Adjustments for:
Goodwill and intangible assets (a)	(17,700)	(17,563)
Net pension fund assets	(375)	(333)
Embedded goodwill	(258)	(254)
Deferred tax assets	(54)	(62)
Other	(4)	(4)
Total CET1	21,086	18,759
Other Tier 1 capital:
Preferred stock	4,836	4,343
Other	(13)	(63)
Total Tier 1 capital	$25,909	$23,039
Tier 2 capital:
Subordinated debt	$1,148	$1,398
Allowance for credit losses	344	392
Other	(11)	(11)
Total Tier 2 capital – Standardized Approach	1,481	1,779
Excess of expected credit losses	—	109
Less: Allowance for credit losses	344	392
Total Tier 2 capital – Advanced Approaches	$1,137	$1,496
Total capital:
Standardized Approach	$27,390	$24,818
Advanced Approaches	$27,046	$24,535

Risk-weighted assets:
Standardized Approach	$177,677	$167,786
Advanced Approaches:
Credit Risk	$91,942	$90,076
Market Risk	4,201	4,808
Operational Risk	66,275	65,588
Total Advanced Approaches	$162,418	$160,472

Average assets for Tier 1 leverage ratio	$432,803	$402,069
Total leverage exposure for SLR	$388,529	$353,523
(a)    Reduced by deferred tax liabilities associated with intangible assets and tax deductible goodwill.

BNY 163

Notes to Consolidated Financial Statements (continued)

The following table presents the amount of capital by which BNY and our largest bank subsidiary, The Bank of New York Mellon, exceeded the capital thresholds determined under U.S. capital rules.

Capital above thresholds at Dec. 31, 2025
(in millions)	Consolidated	(a)	The Bank of New York Mellon
CET1	$5,983		$13,053	(a)
Tier 1 capital	8,141		10,955	(a)
Total capital	6,069		8,476	(a)
Tier 1 leverage ratio	8,597		5,171	(b)
SLR	6,483		4,963	(b)
(a)    Based on minimum required standards, with applicable buffers.
(b)    Based on well capitalized standards.

Note 15–Other comprehensive income (loss)

Components of other comprehensive income (loss)	Year ended Dec. 31,
	2025			2024			2023
(in millions)	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount	Pre-tax amount	Tax (expense) benefit	After-tax amount
Foreign currency translation:
Foreign currency translation adjustments arising during the period (a)	$381	$205	$586	$(29)	$(162)	$(191)	$204	$68	$272
Total foreign currency translation	381	205	586	(29)	(162)	(191)	204	68	272
Unrealized gain on assets available-for-sale:
Unrealized gain arising during the period	1,242	(302)	940	489	(124)	365	1,100	(271)	829
Reclassification adjustment (b)	80	(21)	59	85	(21)	64	68	(16)	52
Net unrealized gain on assets available-for-sale	1,322	(323)	999	574	(145)	429	1,168	(287)	881
Defined benefit plans:
Prior service cost arising during the period	(42)	11	(31)	—	—	—	—	—	—
Net gain (loss) arising during the period	73	(14)	59	(15)	6	(9)	(107)	32	(75)
Foreign exchange adjustment	—	—	—	—	—	—	(1)	—	(1)
Amortization of prior service credit, net loss and initial obligation included in net periodic benefit cost (b)	30	(8)	22	14	(2)	12	(18)	8	(10)
Total defined benefit plans	61	(11)	50	(1)	4	3	(126)	40	(86)
Unrealized gain (loss) on cash flow hedges:
Unrealized hedge (loss) gain arising during the period	(24)	6	(18)	(1)	—	(1)	7	(2)	5
Reclassification of net (gain) loss to net income:
Foreign exchange (“FX”) contracts – investment and other revenue	6	(1)	5	(2)	1	(1)	2	(1)	1
FX contracts – staff expense	7	(2)	5	(5)	1	(4)	—	—	—
Total reclassifications to net income	13	(3)	10	(7)	2	(5)	2	(1)	1
Net unrealized (loss) gain on cash flow hedges	(11)	3	(8)	(8)	2	(6)	9	(3)	6
Total other comprehensive income	$1,753	$(126)	$1,627	$536	$(301)	$235	$1,255	$(182)	$1,073
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

164 BNY

Notes to Consolidated Financial Statements (continued)

Changes in accumulated other comprehensive income (loss) attributable to The Bank of New York Mellon Corporation shareholders
				Unrealized gain (loss) on assets available-for-sale (a)	Unrealized gain (loss) on cash flow hedges	Total accumulated other comprehensive (loss) income, net of tax
(in millions)	Foreign currency translation	Pensions	Other post-retirement benefits
2022 ending balance	$(2,114)	$(1,256)	$(41)	$(2,550)	$(5)	$(5,966)
Change in 2023	272	(87)	1	881	6	1,073
2023 ending balance	(1,842)	(1,343)	(40)	(1,669)	1	(4,893)
Change in 2024	(189)	(1)	4	429	(6)	237
2024 ending balance	(2,031)	(1,344)	(36)	(1,240)	(5)	(4,656)
Change in 2025	580	49	1	999	(8)	1,621
2025 ending balance	$(1,451)	$(1,295)	$(35)	$(241)	$(13)	$(3,035)
(a)    Held-to-maturity securities transferred from available-for-sale securities are initially recorded at fair value as of the date of transfer. On an after-tax basis, accumulated OCI (loss) includes $(6) million at Dec. 31, 2025, $(4) million at Dec. 31, 2024 and $42 million at Dec. 31, 2023, associated with available-for-sale securities that were transferred to held-to-maturity securities inclusive of hedges. These amounts are subsequently amortized into earnings over the same period as the related unamortized premiums and discounts.

Note 16–Stock-based compensation

Our Long-Term Incentive Plans provide for the issuance of restricted stock, restricted stock units (“RSUs”) and other stock-based awards to employees and directors of BNY. At Dec. 31, 2025, under the Long-Term Incentive Plan approved in April 2023, we may issue 30,399,477 new stock-based awards. Stock-based compensation expense related to retirement eligibility vesting totaled $108 million in 2025, $77 million in 2024 and $81 million in 2023.

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

The fair value of RSUs is equal to the fair market value of our common stock on the date of grant. The expense is recognized over the vesting period, which is generally zero to four years. The total compensation expense recognized for RSUs was $508 million in 2025, $386 million in 2024 and $332 million in 2023. The total income tax benefit recognized in the consolidated income statement related to compensation costs was $102 million in 2025, $92 million in 2024 and $79 million in 2023.

BNY’s Executive Committee members were granted a target award of 795,306 performance share units (“PSUs”) in 2025, 851,939 in 2024 and 577,549 in 2023. The Executive Committee PSUs will vest based on two separate and distinct measurements, a performance condition and a market condition split 70% based on return on tangible common shareholders’ equity (“ROTCE”) and 30% on Total Shareholder Return (“TSR”). The ROTCE portion was measured based on the fair market value on the date of the grant, while the TSR portion was valued using a Monte Carlo simulation method. Each condition only impacts its applicable portion (70%/30%) of the total PSU award. The performance and market conditions are measured after three years to determine the final percentage of the total PSUs to vest. The final total amount of vested PSUs will be the sum of the two separate and distinct performance and market-based portions of the PSU awards, but will be capped at 150% of the total PSUs awarded. The ultimate payout is subject to the discretion of the Human Resources and Compensation Committee. These awards are classified as equity and the ROTCE portion is marked-to-market to earnings as a result of this discretion. The TSR portion of the award contains a market condition, and as a result the grant date fair value is recognized over the service period unless the requisite service is not rendered.
BNY 165

Notes to Consolidated Financial Statements (continued)

The following table summarizes our non-vested PSU and RSU activity for 2025.

Non-vested PSU and RSU activity	Number of shares (a)	Weighted-average fair value at grant date
Non-vested PSUs and RSUs at Dec. 31, 2024	17,460,278	$54.49
Granted	6,473,919	86.80
Vested	(6,983,868)	54.28
Forfeited	(655,109)	66.08
Non-vested PSUs and RSUs at Dec. 31, 2025	16,295,220	$66.95
(a)    Includes dividend shares earned on the Executive Committee PSUs and Board of Director’s stock awards.

As of Dec. 31, 2025, $502 million of total unrecognized compensation costs related to non-vested PSUs and RSUs is expected to be recognized over a weighted-average period of 2.2 years.

The total fair value of RSUs and PSUs that vested was $402 million in 2025, $347 million in 2024 and $305 million in 2023. The actual excess tax benefit realized for the tax deductions from shares vested totaled $47 million in 2025, $7 million in 2024 and $3 million in 2023. The tax impacts were recognized in the provision for income taxes.

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

Stock options

Our Long-Term Incentive Plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of BNY. Stock options of 869,263 and an exercise price of $115.93 were granted in 2025 with exercise dates of five and six years after the date of the grant. No stock options were granted in 2024 or 2023. Stock options of 869,263 were outstanding at Dec. 31, 2025. No stock options were outstanding at Dec. 31, 2024 or Dec. 31, 2023.

The Black-Scholes valuation model was used to calculate a fair value of $28.76 for our options as of the grant date. The model requires the use of subjective assumptions including expected volatility and expected lives of the options. BNY calculated an expected volatility of 30.23% based on the historical volatility, expected life of six years, risk-free rate of 3.83% and dividend yield of 1.83%.

The total grant date fair value of stock options granted during 2025 was $25 million and had an aggregate intrinsic value of less than $1 million as of Dec. 31, 2025. As of Dec. 31, 2025, $25 million of total unrecognized compensation cost is expected to be recognized over a weighted average period of six years.

Compensation costs for stock options recorded to income were less than $1 million in 2025. There was no income tax benefit recognized in the consolidated income statement related to compensation costs for stock options in 2025. There were no compensation costs in 2024 or 2023.

Note 17–Employee benefit plans

BNY has defined benefit and/or defined contribution retirement plans and other post-retirement plans providing healthcare benefits. The defined benefit pension plans cover approximately 5,400 U.S. employees and approximately 17,500 non-U.S. employees.

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

166 BNY

Notes to Consolidated Financial Statements (continued)

additional benefits being earned by participants in that plan based on service or pay after Dec. 31, 2018. Most UK employees currently earn benefits only on a defined contribution basis. UK employees impacted by the pension plan freeze began earning benefits on a defined contribution basis on Jan. 1, 2019.

Pension and post-retirement healthcare plans

The following tables report the combined data for our domestic and foreign defined benefit pension and post-retirement healthcare plans.

	Pension Benefits				Healthcare
	Domestic		Foreign		Benefits
(dollars in millions)	2025	2024	2025	2024	2025	2024
Weighted-average assumptions used to determine benefit obligations
Discount rate	5.47%	5.72%	5.50%	5.15%	5.47%	5.72%
Rate of compensation increase	N/A	N/A	4.35	3.83	0.85	3.00
Cash balance interest crediting rate	4.71	4.00	N/A	N/A	N/A	N/A
Change in benefit obligation (a)
Benefit obligation at beginning of period	$(3,371)	$(3,602)	$(769)	$(889)	$(94)	$(94)
Service cost	—	—	(11)	(11)	—	—
Interest cost	(185)	(182)	(41)	(39)	(6)	(5)
Amendments, curtailments and settlements	—	—	(39)	—	—	—
Actuarial (loss) gain	(75)	178	27	111	(9)	1
Benefits paid	230	235	27	31	5	4
Foreign exchange adjustment	N/A	N/A	(62)	28	—	—
Benefit obligation at end of period	(3,401)	(3,371)	(868)	(769)	(104)	(94)
Change in fair value of plan assets
Fair value at beginning of period	5,046	5,089	971	1,052	151	135
Actual return on plan assets	536	179	27	(29)	15	16
Employer contributions	12	13	8	9	5	4
Amendments, curtailments and settlements	—	—	(2)	—	—	—
Benefit payments	(230)	(235)	(27)	(31)	(5)	(4)
Foreign exchange adjustment	N/A	N/A	85	(30)	—	—
Fair value at end of period	5,364	5,046	1,062	971	166	151
Funded status at end of period	$1,963	$1,675	$194	$202	$62	$57
Amounts recognized in accumulated other comprehensive loss (income) consist of:
Net loss	$1,506	$1,637	$272	$245	$31	$31
Prior service cost (credit)	—	—	41	(1)	—	—
Total loss (gain) (before tax effects)	$1,506	$1,637	$313	$244	$31	$31
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

The discount rate for U.S. pension plans was determined after reviewing equivalent rates obtained by discounting the pension plans’ expected cash flows using various high-quality, long-term corporate bond yield curves. We also reviewed the results of several models that matched bonds to our pension cash flows. After reviewing the various indices and models, we selected a discount rate of 5.47% as of Dec. 31, 2025.

The discount rates for foreign pension plans are based on high-quality corporate bond rates in countries that have an active corporate bond market. In those countries with no active corporate bond market, discount rates are based on local government bond rates plus a credit spread.

BNY 167

Notes to Consolidated Financial Statements (continued)

Net periodic benefit (credit) cost	Pension Benefits						Healthcare
	Domestic			Foreign			Benefits
(dollars in millions)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Weighted-average assumptions as of Jan. 1:
Discount rate	5.72%	5.25%	5.61%	5.15%	4.44%	4.62%	5.72%	5.25%	5.61%
Expected rate of return on plan assets	6.56	6.75	6.75	5.46	5.64	6.38	6.56	6.75	6.75
Rate of compensation increase	N/A	N/A	N/A	3.83	3.74	3.72	3.00	3.00	3.00
Cash balance interest crediting rate	4.00	4.00	4.00	N/A	N/A	N/A	N/A	N/A	N/A
Components of net periodic benefit (credit) cost:
Service cost	$—	$—	$—	$11	$11	$10	$—	$—	$1
Interest cost	185	182	190	41	39	36	6	5	5
Expected return on assets	(362)	(381)	(380)	(76)	(80)	(89)	(10)	(10)	(9)
Amortization of:
Prior service (credit)	—	—	—	—	—	—	—	(6)	(7)
Net actuarial loss (gain)	31	25	8	(4)	(4)	(14)	4	(1)	(5)
Settlement loss (gain)	—	—	1	—	—	(1)	—	—	—
Curtailment (gain)	—	—	—	(2)	—	(1)	—	—	—
Net periodic benefit (credit) cost	$(146)	$(174)	$(181)	$(30)	$(34)	$(59)	$—	$(12)	$(15)
N/A – Not applicable.

Changes in other comprehensive (income) loss in 2025	Pension Benefits		Healthcare
(in millions)	Domestic	Foreign	Benefits
Net loss (gain) arising during period	$(99)	$22	$4
Recognition of prior years’ net (loss) gain	(31)	5	(4)
Prior service cost arising during the period	—	42	—
Total recognized in other comprehensive (income) loss (before tax effects)	$(130)	$69	$—

Plans with obligations in excess of plan assets	Pension Benefits				Healthcare
	Domestic		Foreign		Benefits
(in millions)	2025	2024	2025	2024	2025	2024
Projected benefit obligation	$98	$102	$113	$68	N/A	N/A
Fair value of plan assets	—	—	9	11	N/A	N/A
Accumulated benefit obligation	98	102	77	47	$69	$67
Fair value of plan assets	—	—	9	11	—	—
N/A – Not applicable.

Assumed healthcare cost trend

The assumed healthcare cost trend rate used in determining domestic benefit expense for 2026 is 8.05%, decreasing to 4.50% in 2036 for pre-Medicare costs and 12.20% decreasing to 4.50% in 2036 for Medicare costs. The initial trend rate assumption represents an estimate of short-term cost increases based on recent health care marketplace experience, and taking into consideration the cost characteristics of plans available to retirees. Over the long term, we expect that health care costs will be constrained by the public’s ability and willingness to pay the higher cost of health care coverage. This assumption implies that the ultimate trend rate should be related to the expected long-term growth in the economy. Therefore, we assume the ultimate rate to be comprised of real growth in per capita GDP, long- term growth attributable to technology innovations, and the assumed long-term inflation rate. The initial trend is assumed to decrease to this ultimate rate over time.

168 BNY

Notes to Consolidated Financial Statements (continued)

The following benefit payments for the pension and healthcare plans, which reflect expected future service as appropriate, are expected to be paid over the next 10 years:

Expected benefit payments			Healthcare benefits
	Pension benefits
(in millions)	Domestic	Foreign
Year:
2026	$288	$39	$9
2027	284	43	9
2028	283	51	9
2029	284	52	9
2030	281	48	9
2031-2035	1,306	268	41
Total expected payments	$2,726	$501	$86

Plan contributions

We expect to make cash contributions to fund our defined benefit pension plans in 2026 of $11 million for the domestic plans and $6 million for the foreign plans. We expect to make cash contributions to fund our post-retirement healthcare plans in 2026 of $9 million.

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

Our pension assets were invested as follows:

Asset allocations	Domestic		Foreign
	2025	2024	2025	2024
Fixed income	58%	59%	73%	75%
Equities	37	36	16	14
Alternative investments	4	4	9	9
Cash	1	1	2	2
Total pension assets	100%	100%	100%	100%

We held no The Bank of New York Mellon Corporation stock in our pension plans at Dec. 31, 2025 and Dec. 31, 2024. Assets of the U.S. postretirement healthcare plan are invested in an insurance contract.

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

BNY 169

Notes to Consolidated Financial Statements (continued)

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

Fixed-income investments

Fixed-income investments include U.S. Treasury securities, U.S. government agencies, non-U.S. government securities, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds. U.S. Treasury and certain non-U.S. government securities that are actively traded in highly liquid OTC markets are valued at the closing price reported in the active market in which the individual security is traded and included as Level 1 of the valuation hierarchy. U.S. government agencies, non-U.S. government securities, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds are valued based on quoted prices for comparable securities with similar yields and credit ratings. When quoted prices are not available for identical or similar bonds, the bonds are valued using discounted cash flows that maximize observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks. U.S. government agencies, non-U.S. government securities, sovereign government obligations, state and political subdivisions, U.S. corporate bonds and foreign corporate debt funds are primarily included in Level 2 of the valuation hierarchy.

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

The following tables present the fair value of each major category of plan assets as of Dec. 31, 2025 and Dec. 31, 2024, by captions and by ASC 820, Fair Value Measurement, valuation hierarchy.

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$986	$—	$—	$986
Non-U.S. equity	515	—	—	515
Collective trust funds:
U.S. equity	—	128	—	128
Commingled	—	635	—	635
Fixed income:
U.S. corporate bonds	—	2,520	—	2,520
U.S. Treasury securities	181	3	—	184
State and political subdivisions	—	61	—	61
U.S. government agencies	—	34	—	34
Non-U.S. government	—	26	—	26
Other	—	43	—	43
Exchange-traded funds	9	—	—	9
Total domestic plan assets in the fair value hierarchy	$1,691	$3,450	$—	$5,141
Other assets measured at NAV:
Funds of funds (a)				220
Venture capital and partnership interests				3
Total domestic plan assets, at fair value				$5,364
(a)    Funds of funds includes multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons. The redemption frequency is monthly and the redemption notice period is 30 days.

170 BNY

Notes to Consolidated Financial Statements (continued)

Plan assets measured at fair value on a recurring basis— foreign plans at Dec. 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total fair value
Corporate debt funds	$—	$637	$—	$637
Equity funds	—	179	—	179
Sovereign/government obligation funds	—	137	—	137
Cash and currency	19	—	—	19
Total foreign plan assets in the fair value hierarchy	$19	$953	$—	$972
Other assets measured at NAV				90
Total foreign plan assets, at fair value				$1,062

Plan assets measured at fair value on a recurring basis— domestic plans at Dec. 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total fair value
Common and preferred stock:
U.S. equity	$936	$—	$—	$936
Non-U.S. equity	392	—	—	392
Collective trust funds:
U.S. equity	—	141	—	141
Commingled	—	535	—	535
Fixed income:
U.S. corporate bonds	—	2,456	—	2,456
U.S. Treasury securities	184	—	—	184
State and political subdivisions	—	65	—	65
U.S. government agencies	—	33	—	33
Non-U.S. government	1	20	—	21
Other	—	40	—	40
Exchange-traded funds	7	—	—	7
Total domestic plan assets in the fair value hierarchy	$1,520	$3,290	$—	$4,810
Other assets measured at NAV:
Funds of funds (a)				232
Venture capital and partnership interests				4
Total domestic plan assets, at fair value				$5,046
(a)    Funds of funds includes multi-strategy hedge funds that utilize investment strategies that invest over both long-term investment and short-term investment horizons. The redemption frequency is monthly and the redemption notice period is 30-45 days.

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

Under The Bank of New York Mellon Corporation 401(k) Savings Plan for 2025, 2024 and 2023, the Company matched 100% of participant contributions up to 7% of an employee’s eligible base pay with a monetary limit of $16,000 per participant. In addition, an annual non-elective contribution of $750 was made in 2025, 2024 and 2023 to each participant with eligible base pay of less than $100,000 a year and who are credited with at least one year of service.

At Dec. 31, 2025 and Dec. 31, 2024, The Bank of New York Mellon Corporation 401(k) Savings Plan owned 7.3 million and 7.8 million shares of our common stock, respectively. The fair value of total assets was $10.9 billion at Dec. 31, 2025 and $10.0 billion at Dec. 31, 2024. We recorded expenses of $263 million in 2025, $264 million in 2024 and $282 million in 2023, primarily for contributions to our defined contribution plans.

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

At Dec. 31, 2025 and Dec. 31, 2024, the ESOP owned 2.7 million and 3.1 million shares of our common stock, respectively. The fair value of total ESOP assets was $314 million at Dec. 31, 2025 and $244 million at Dec. 31, 2024. The Company is not permitted to make contributions to the ESOP.

The Benefits Investment Committee appointed Fiduciary Counselors Inc. to serve as the independent fiduciary to (i) make all fiduciary decisions related to the continued prudence of offering the common stock of BNY or its affiliates as an investment option under the plans, other than plan sponsor decisions, and (ii)

BNY 171

Notes to Consolidated Financial Statements (continued)

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

The payment of dividends also is limited by minimum capital requirements and buffers imposed on banks. As of Dec. 31, 2025, our bank subsidiaries exceeded these requirements.

Subsequent to Dec. 31, 2025, our U.S. bank subsidiaries could declare dividends to the Parent of approximately $101 million, without the need for a regulatory waiver. In addition, at Dec. 31, 2025, non-bank subsidiaries of the Parent had liquid assets of approximately $4.4 billion.

The bank subsidiaries declared dividends of $5.3 billion in 2025, $4.3 billion in 2024 and $3.5 billion in 2023. The Federal Reserve and the Office of the Comptroller of the Currency have issued additional guidelines that require BHCs and national banks to continually evaluate the level of cash dividends in relation to their respective operating income, capital needs, asset quality and overall financial condition.

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

172 BNY

Notes to Consolidated Financial Statements (continued)

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

The Parent’s condensed financial statements are as follows:

Condensed Income Statement—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2025	2024	2023
Dividends from bank subsidiaries	$5,259	$4,256	$3,472
Dividends from non-bank subsidiaries	715	1,616	1,070
Interest income from bank subsidiaries	29	53	71
Interest income from non-bank subsidiaries	38	70	64
(Loss) on securities held for sale	(3)	(2)	(1)
Other revenue	58	51	83
Total revenue	6,096	6,044	4,759
Interest expense (including $2, $20 and $23, to subsidiaries, respectively)	1,677	1,838	1,716
Other expense	235	200	291
Total expense	1,912	2,038	2,007
Income before income taxes and equity in undistributed net income of subsidiaries	4,184	4,006	2,752
(Benefit) for income taxes	(420)	(438)	(258)
Equity in undistributed net income:
Bank subsidiaries	93	(131)	(295)
Non-bank subsidiaries	852	217	587
Net income	5,549	4,530	3,302
Preferred stock dividends and redemption charge	(243)	(194)	(235)
Net income applicable to common shareholders of The Bank of New York Mellon Corporation	$5,306	$4,336	$3,067

Condensed Balance Sheet—The Bank of New York Mellon Corporation (Parent Corporation)

	Dec. 31,
(in millions)	2025	2024
Assets:
Cash and due from banks	$209	$117
Investment in and advances to subsidiaries and associated companies:
Banks	35,400	34,315
Other	39,155	39,712
Subtotal	74,555	74,027
Corporate-owned life insurance	816	809
Other assets	509	436
Total assets	$76,089	$75,389
Liabilities:
Deferred compensation	$379	$369
Affiliate borrowings	615	1,850
Other liabilities	1,440	2,025
Long-term debt	29,342	29,827
Total liabilities	31,776	34,071
Shareholders’ equity	44,313	41,318
Total liabilities and shareholders’ equity	$76,089	$75,389

BNY 173

Notes to Consolidated Financial Statements (continued)

Condensed Statement of Cash Flows—The Bank of New York Mellon Corporation (Parent Corporation)

	Year ended Dec. 31,
(in millions)	2025	2024	2023
Operating activities:
Net income	$5,549	$4,530	$3,302
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Equity in undistributed net (income) of subsidiaries	(945)	(86)	(292)
Deferred tax expense (benefit)	46	(18)	119
Change in accrued interest receivable	(54)	(30)	24
Change in accrued interest payable	(18)	54	24
Change in taxes payable (a)	(76)	15	276
Other, net	(121)	(67)	86
Net cash provided by operating activities	4,381	4,398	3,539
Investing activities:
Acquisitions of, investments in, and advances to subsidiaries (b)	2,927	(497)	592
Other, net	4	(4)	—
Net cash provided (used for) by investing activities	2,931	(501)	592
Financing activities:
Proceeds from issuance of long-term debt	3,242	5,237	5,988
Repayments of long-term debt	(4,509)	(5,213)	(6,055)
Change in advances from subsidiaries	(1,235)	556	364
Issuance of common stock	19	17	16
Issuance of preferred stock	1,483	—	—
Treasury stock acquired	(3,535)	(3,064)	(2,604)
Redemption of preferred stock	(1,000)	—	(500)
Cash dividends paid	(1,685)	(1,542)	(1,487)
Net cash (used for) financing activities	(7,220)	(4,009)	(4,278)
Change in cash and due from banks	92	(112)	(147)
Cash and due from banks at beginning of year	117	229	376
Cash and due from banks at end of year	$209	$117	$229
Supplemental disclosures
Interest paid	$1,695	$1,783	$1,693
Income taxes refunded	—	—	2
(a)    Includes payments received from subsidiaries for taxes of $810 million in 2025, $1,075 million in 2024 and $986 million in 2023.
(b)    Includes $40 million of cash outflows, net of $2,967 million of cash inflows in 2025, $1,456 million of cash outflows, net of $959 million of cash inflows in 2024 and $1,963 million of cash outflows, net of $2,555 million of cash inflows in 2023.

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

The following tables present the financial instruments carried at fair value at Dec. 31, 2025 and Dec. 31, 2024, by caption on the consolidated balance sheet and by the three-level valuation hierarchy. We have included credit ratings information in certain of the tables because the information indicates the degree of credit risk to which we are exposed, and significant changes in ratings classifications could result in increased risk for us.

174 BNY

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2025					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Assets:
Available-for-sale securities:
Non-U.S. government (b)	$7,196	$21,372	$—	$—	$28,568
U.S. Treasury	24,755	956	—	—	25,711
Agency RMBS	—	21,220	—	—	21,220
Foreign covered bonds	—	8,068	—	—	8,068
Agency commercial MBS	—	6,780	—	—	6,780
CLOs	—	6,118	—	—	6,118
Non-agency commercial MBS	—	2,196	—	—	2,196
U.S. government agencies	—	1,554	—	—	1,554
Non-agency RMBS	—	1,515	—	—	1,515
Other ABS	—	376	—	—	376
Total available-for-sale securities	31,951	70,155	—	—	102,106
Trading assets:
Debt instruments	2,426	3,778	—	—	6,204
Equity instruments	7,040	—	—	—	7,040
Derivative assets not designated as hedging:
Interest rate	5	713	—	—	718
Foreign exchange	—	5,517	—	—	5,517
Equity and other contracts	—	21	—	—	21
Netting agreements				(5,224)	(5,224)
Total derivative assets not designated as hedging	5	6,251	—	(5,224)	1,032
Total trading assets	9,471	10,029	—	(5,224)	14,276
Other assets:
Derivative assets designated as hedging:
Interest rate	—	305	—	—	305
Foreign exchange	—	53	—	—	53
Total derivative assets designated as hedging	—	358	—	—	358
Other assets (c)	575	578	—	—	1,153
Total other assets	575	936	—	—	1,511
Assets measured at NAV (c)					155
Total assets	$41,997	$81,120	$—	$(5,224)	$118,048
Percentage of total assets prior to netting	34%	66%	—%

Liabilities:
Trading liabilities:
Debt instruments	$3,303	$41	$—	$—	$3,344
Equity instruments	241	—	—	—	241
Derivative liabilities not designated as hedging:
Interest rate	3	970	—	—	973
Foreign exchange	—	5,351	—	—	5,351
Equity and other contracts	1	56	—	—	57
Netting agreements				(3,831)	(3,831)
Total derivative liabilities not designated as hedging	4	6,377	—	(3,831)	2,550
Total trading liabilities	3,548	6,418	—	(3,831)	6,135
Other liabilities:
Derivative liabilities designated as hedging:
Foreign exchange	—	81	—	—	81
Total derivative liabilities designated as hedging	—	81	—	—	81
Other liabilities	535	1	—	—	536
Total other liabilities	535	82	—	—	617
Total liabilities	$4,083	$6,500	$—	$(3,831)	$6,752
Percentage of total liabilities prior to netting	39%	61%	—%
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
(b)    Includes supranational securities.
(c)    Includes seed capital, private equity investments and other assets.

BNY 175

Notes to Consolidated Financial Statements (continued)

Assets and liabilities measured at fair value on a recurring basis at Dec. 31, 2024					Total carrying value
(dollars in millions)	Level 1	Level 2	Level 3	Netting (a)
Assets:
Available-for-sale securities:
Non-U.S. government (b)	$4,780	$19,967	$—	$—	$24,747
Agency RMBS	—	19,900	—	—	19,900
U.S. Treasury	16,403	—	—	—	16,403
Agency commercial MBS	—	7,225	—	—	7,225
Foreign covered bonds	—	7,068	—	—	7,068
CLOs	—	5,819	—	—	5,819
Non-agency commercial MBS	—	2,487	—	—	2,487
U.S. government agencies	—	2,289	—	—	2,289
Non-agency RMBS	—	1,478	—	—	1,478
Other ABS	—	615	—	—	615
Total available-for-sale securities	21,183	66,848	—	—	88,031
Trading assets:
Debt instruments	2,268	3,007	—	—	5,275
Equity instruments	5,781	—	—	—	5,781
Derivative assets not designated as hedging:
Interest rate	2	833	—	—	835
Foreign exchange	—	10,559	—	—	10,559
Equity and other contracts	6	137	—	—	143
Netting agreements				(8,612)	(8,612)
Total derivative assets not designated as hedging	8	11,529	—	(8,612)	2,925
Total trading assets	8,057	14,536	—	(8,612)	13,981
Other assets:
Derivative assets designated as hedging:
Interest rate	—	326	—	—	326
Foreign exchange	—	455	—	—	455
Total derivative assets designated as hedging	—	781	—	—	781
Other assets (c)	532	686	—	—	1,218
Total other assets	532	1,467	—	—	1,999
Assets measured at NAV (c)					152
Total assets	$29,772	$82,851	$—	$(8,612)	$104,163
Percentage of total assets prior to netting	26%	74%	—%

Liabilities:
Trading liabilities:
Debt instruments	$1,931	$18	$—	$—	$1,949
Equity instruments	52	—	—	—	52
Derivative liabilities not designated as hedging:
Interest rate	9	1,201	—	—	1,210
Foreign exchange	—	10,636	—	—	10,636
Equity and other contracts	—	51	—	—	51
Netting agreements				(9,033)	(9,033)
Total derivative liabilities not designated as hedging	9	11,888	—	(9,033)	2,864
Total trading liabilities	1,992	11,906	—	(9,033)	4,865
Other liabilities:
Derivative liabilities designated as hedging:
Foreign exchange	—	12	—	—	12
Total derivative liabilities designated as hedging	—	12	—	—	12
Other liabilities	400	10	—	—	410
Total other liabilities	400	22	—	—	422
Total liabilities	$2,392	$11,928	$—	$(9,033)	$5,287
Percentage of total liabilities prior to netting	17%	83%	—%
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
(b)    Includes supranational securities.
(c)    Includes seed capital, private equity investments and other assets.

176 BNY

Notes to Consolidated Financial Statements (continued)

Details of certain available-for-sale securities measured at fair value on a recurring basis	Dec. 31, 2025						Dec. 31, 2024
	Total carrying value (b)	Ratings (a)					Total carrying value (b)	Ratings (a)
		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated		AAA/ AA-	A+/ A-	BBB+/ BBB-	BB+ and lower	Not rated
(dollars in millions)
Non-agency RMBS, originated in:
2008-2025	$1,509	100%	—%	—%	—%	—%	$1,453	98%	2%	—%	—%	—%
2007 and earlier	6	—	100	—	—	—	25	—	100	—	—	—
Total non-agency RMBS	$1,515	100%	—%	—%	—%	—%	$1,478	98%	2%	—%	—%	—%
Non-agency commercial MBS originated in:
2009-2025	$2,196	100%	—%	—%	—%	—%	$2,487	100%	—%	—%	—%	—%
Foreign covered bonds:
Canada	$1,923	100%	—%	—%	—%	—%	$2,113	100%	—%	—%	—%	—%
UK	1,057	100	—	—	—	—	911	100	—	—	—	—
Australia	882	100	—	—	—	—	574	100	—	—	—	—
Germany	793	100	—	—	—	—	598	100	—	—	—	—
Singapore	607	100	—	—	—	—	554	100	—	—	—	—
Netherlands	531	100	—	—	—	—	465	100	—	—	—	—
Other	2,275	100	—	—	—	—	1,853	100	—	—	—	—
Total foreign covered bonds	$8,068	100%	—%	—%	—%	—%	$7,068	100%	—%	—%	—%	—%
Non-U.S. government:
UK	$4,702	100%	—%	—%	—%	—%	$3,383	100%	—%	—%	—%	—%
Germany	2,045	100	—	—	—	—	2,308	100	—	—	—	—
France	2,037	31	69	—	—	—	1,732	100	—	—	—	—
Canada	1,835	90	10	—	—	—	1,463	100	—	—	—	—
Netherlands	1,825	100	—	—	—	—	705	100	—	—	—	—
Austria	742	100	—	—	—	—	388	100	—	—	—	—
Finland	688	100	—	—	—	—	527	100	—	—	—	—
Spain	628	—	100	—	—	—	617	—	2	98	—	—
Japan	470	—	100	—	—	—	377	—	100	—	—	—
Belgium	371	100	—	—	—	—	728	100	—	—	—	—
Other (c)	1,490	56	33	3	8	—	1,536	68	19	4	9	—
Supranational	11,735	87	13	—	—	—	10,983	100	—	—	—	—
Total non-U.S. government	$28,568	83%	17%	—%	—%	—%	$24,747	94%	3%	3%	—%	—%
(a)    Represents ratings by S&P or the equivalent.
(b)    At Dec. 31, 2025 and Dec. 31, 2024, non-U.S. government securities were included in Level 1 and Level 2 in the valuation hierarchy. All other assets in the table are Level 2 assets in the valuation hierarchy.
(c)    Includes non-investment grade non-U.S. government securities related to Brazil of $112 million at Dec. 31, 2025 and $135 million at Dec. 31, 2024.
Assets and liabilities measured at fair value on a nonrecurring basis

Under certain circumstances, we make adjustments to the fair value of our assets, liabilities and unfunded lending-related commitments, although they are not measured at fair value on an ongoing basis. The following table presents the carrying value as of Dec. 31, 2025 and Dec. 31, 2024 of financial instruments for which nonrecurring adjustments to fair value have been recorded during 2025 and/or 2024 and all non-readily marketable equity securities carried at cost with upward or downward adjustments by balance sheet caption and level in the fair value hierarchy.

Assets measured at fair value on a nonrecurring basis	Dec. 31, 2025				Dec. 31, 2024
				Total carrying value				Total carrying value
(in millions)	Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Loans (a)	$—	$21	$—	$21	$—	$25	$—	$25
Other assets (b)	—	440	—	440	—	414	—	414
Total assets at fair value on a nonrecurring basis	$—	$461	$—	$461	$—	$439	$—	$439
(a)    The fair value of these loans decreased less than $1 million in 2025 and $1 million in 2024, based on the fair value of the underlying collateral, as required by guidance in ASC 326, Financial Instruments – Credit Losses, with an offset to the allowance for credit losses.
(b)    Includes non-readily marketable equity securities carried at cost with upward or downward adjustments and other assets received in satisfaction of debt.

BNY 177

Notes to Consolidated Financial Statements (continued)

Estimated fair value of financial instruments

The following tables present the estimated fair value and the carrying amount of financial instruments not carried at fair value on the consolidated balance sheet at Dec. 31, 2025 and Dec. 31, 2024, by caption on the consolidated balance sheet and by the valuation hierarchy.

Summary of financial instruments	Dec. 31, 2025
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$116,009	$—	$116,009	$116,009
Interest-bearing deposits with banks	—	10,398	—	10,398	10,397
Federal funds sold and securities purchased under resale agreements	—	44,892	—	44,892	44,892
Securities held-to-maturity	10,014	35,363	—	45,377	48,094
Loans (a)	—	79,418	—	79,418	80,278
Other financial assets	5,111	2,449	—	7,560	7,560
Total	$15,125	$288,529	$—	$303,654	$307,230
Liabilities:
Noninterest-bearing deposits	$—	$59,979	$—	$59,979	$59,979
Interest-bearing deposits	—	265,730	—	265,730	271,915
Federal funds purchased and securities sold under repurchase agreements	—	18,992	—	18,992	18,992
Payables to customers and broker-dealers	—	21,872	—	21,872	21,872
Commercial paper	—	2,003	—	2,003	2,003
Borrowings	—	1,191	—	1,191	1,191
Long-term debt	—	32,256	—	32,256	31,873
Total	$—	$402,023	$—	$402,023	$407,825
(a)    Does not include the leasing portfolio.

Summary of financial instruments	Dec. 31, 2024
(in millions)	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amount
Assets:
Interest-bearing deposits with the Federal Reserve and other central banks	$—	$89,546	$—	$89,546	$89,546
Interest-bearing deposits with banks	—	9,617	—	9,617	9,612
Federal funds sold and securities purchased under resale agreements	—	41,146	—	41,146	41,146
Securities held-to-maturity	10,016	34,004	—	44,020	48,596
Loans (a)	—	69,738	—	69,738	70,673
Other financial assets	4,178	2,271	—	6,449	6,449
Total	$14,194	$246,322	$—	$260,516	$266,022
Liabilities:
Noninterest-bearing deposits	$—	$58,267	$—	$58,267	$58,267
Interest-bearing deposits	—	226,799	—	226,799	231,257
Federal funds purchased and securities sold under repurchase agreements	—	14,064	—	14,064	14,064
Payables to customers and broker-dealers	—	20,073	—	20,073	20,073
Commercial paper	—	301	—	301	301
Borrowings	—	941	—	941	941
Long-term debt	—	30,351	—	30,351	30,854
Total	$—	$350,796	$—	$350,796	$355,757
(a)    Does not include the leasing portfolio.

178 BNY

Notes to Consolidated Financial Statements (continued)

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

Assets and liabilities of consolidated investment management funds, at fair value
	Dec. 31,
(in millions)	2025	2024
Assets of consolidated investment management funds:
Trading assets	$841	$846
Other assets	23	45
Total assets of consolidated investment management funds	$864	$891
Liabilities of consolidated investment management funds:
Other liabilities	$1	$5
Total liabilities of consolidated investment management funds	$1	$5

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

We elected the fair value option on subordinated notes associated with certain equity investments. The fair value of these subordinated notes was $9 million at Dec. 31, 2025 and $26 million at Dec. 31, 2024, and are included in other assets on the consolidated balance sheet. The subordinated notes were valued using observable market inputs and included in Level 2 of the valuation hierarchy.

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

The following table presents a summary of our off-balance sheet credit risks.

Off-balance sheet credit risks	Dec. 31, 2025	Dec. 31, 2024
(in millions)
Lending commitments	$49,443	$52,581
Standby letters of credit (“SBLC”) (a)	1,659	1,641
Commercial letters of credit	78	24
Securities lending indemnifications (b)(c)	666,395	544,601
(a)Net of participations totaling $111 million at Dec. 31, 2025 and $192 million at Dec. 31, 2024.
(b)Excludes the indemnification for securities for which BNY acts as an agent on behalf of CIBC Mellon clients, which totaled $74 billion at Dec. 31, 2025 and $60 billion at Dec. 31, 2024.
(c)Includes cash collateral, invested in indemnified repurchase agreements, held by us as securities lending agent of $65 billion at Dec. 31, 2025 and $59 billion at Dec. 31, 2024.

The total potential loss on undrawn lending commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral.

Since many of the lending commitments are expected to expire without being drawn upon, the total amount

BNY 179

Notes to Consolidated Financial Statements (continued)

does not necessarily represent future cash requirements. A summary of lending commitment maturities is as follows: $27.9 billion in less than one year, $21.2 billion in one to five years and $343 million over five years.

SBLCs principally support obligations of corporate clients and were collateralized with cash and securities of $212 million at Dec. 31, 2025 and $173 million at Dec. 31, 2024. At Dec. 31, 2025, $1.2 billion of the SBLCs will expire within one year and $472 million in one to five years. No SBLCs expire in over five years.

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

Payment/performance risk of SBLCs is monitored using both historical performance and internal ratings criteria. BNY’s historical experience is that SBLCs typically expire without being funded. SBLCs below investment grade are monitored closely for payment/performance risk. The table below shows SBLCs by investment grade:

Standby letters of credit	Dec. 31, 2025	Dec. 31, 2024

Investment grade	78%	67%
Non-investment grade	22%	33%

A commercial letter of credit is normally a short-term instrument used to finance a commercial contract for the shipment of goods from a seller to a buyer. Although the commercial letter of credit is contingent upon the satisfaction of specified conditions, it represents a credit exposure if the buyer defaults on the underlying transaction. As a result, the total contractual amounts do not necessarily represent future cash requirements. Commercial letters of credit totaled $78 million at Dec. 31, 2025 and $24 million at Dec. 31, 2024.

We expect many of the lending commitments and letters of credit to expire without the need to advance any cash. The revenue associated with guarantees frequently depends on the credit rating of the obligor and the structure of the transaction, including collateral, if any. The allowance for lending-related commitments was $74 million at Dec. 31, 2025 and $72 million at Dec. 31, 2024.

A securities lending transaction is a fully collateralized transaction in which the owner of a security agrees to lend the security (typically through an agent, in our case, The Bank of New York Mellon) to a borrower, usually a broker-dealer or bank, on an open, overnight or term basis, under the terms of a prearranged contract.

We typically lend securities with indemnification against borrower default. We generally require the borrower to provide collateral with a minimum value of 102% of the fair value of the securities borrowed, which is monitored on a daily basis, thus reducing credit risk. Market risk can also arise in securities lending transactions. These risks are controlled through policies limiting the level of risk that can be undertaken. Securities lending transactions are generally entered into only with highly rated counterparties. Securities lending indemnifications were secured by collateral of $706 billion at Dec. 31, 2025 and $574 billion at Dec. 31, 2024.

CIBC Mellon, a joint venture between BNY and the Canadian Imperial Bank of Commerce (“CIBC”), engages in securities lending activities. BNY and CIBC severally indemnify securities lenders against specific types of borrower default. Previously, BNY, CIBC and CIBC Mellon jointly and severally indemnified securities lenders against specific types of borrower default. At Dec. 31, 2025 and Dec. 31, 2024, $74 billion and $60 billion, respectively, of borrowings at CIBC Mellon, for which BNY acts as agent on behalf of CIBC Mellon clients, were secured by collateral of $78 billion and $64 billion, respectively. If, upon a default, a borrower’s collateral was not sufficient to cover its related obligations, certain losses related to the indemnification could be covered by the indemnitors.

Unsettled repurchase and reverse repurchase agreements

In the normal course of business, we enter into repurchase agreements and reverse repurchase agreements that settle at a future date. In repurchase agreements, BNY receives cash from and provides

180 BNY

Notes to Consolidated Financial Statements (continued)

securities as collateral to a counterparty at settlement. In reverse repurchase agreements, BNY advances cash to and receives securities as collateral from the counterparty at settlement. These transactions are recorded on the consolidated balance sheet on the settlement date. At Dec. 31, 2025, we had no unsettled repurchase agreements and $71.9 billion of unsettled reverse repurchase agreements. At Dec. 31, 2024, we had no unsettled repurchase agreements and $96.1 billion of unsettled reverse repurchase agreements.

Industry concentrations

We have significant industry concentrations related to credit exposure at Dec. 31, 2025. The tables below present our credit exposure in the financial institutions and commercial portfolios.

Financial institutions portfolio exposure (in billions)	Dec. 31, 2025
	Loans	Unfunded commitments	Total exposure
Securities industry	$3.5	$15.1	$18.6
Asset managers	1.8	7.6	9.4
Banks	7.7	1.6	9.3
Insurance	—	4.5	4.5
Government	—	0.6	0.6
Other	0.3	0.9	1.2
Total	$13.3	$30.3	$43.6

Commercial portfolio exposure (in billions)	Dec. 31, 2025
	Loans	Unfunded commitments	Total exposure
Services and other	$0.8	$4.0	$4.8
Manufacturing	0.7	4.0	4.7
Energy and utilities	0.2	4.1	4.3
Media and telecom	—	0.8	0.8
Total	$1.7	$12.9	$14.6

Major concentrations in securities lending are primarily to broker-dealers and are generally collateralized with cash and/or securities.

Sponsored member repo program

BNY is a sponsoring member in the Fixed Income Clearing Corporation (“FICC”) sponsored member program, where we submit eligible repurchase and reverse repurchase transactions in U.S. Treasury and agency securities (“Sponsored Member Transactions”) between BNY and our sponsored member clients for novation and clearing through FICC pursuant to the FICC Government Securities
Division rulebook (the “FICC Rules”). We also guarantee to FICC the prompt and full payment and performance of our sponsored member clients’ respective obligations under the FICC Rules in connection with such clients’ Sponsored Member Transactions. We minimize our credit exposure under this guaranty by obtaining a security interest in our sponsored member clients’ collateral and rights under Sponsored Member Transactions. See “Offsetting assets and liabilities” in Note 22 for additional information on our repurchase and reverse repurchase agreements.

Indemnification arrangements

We have provided standard representations for underwriting agreements, acquisition and divestiture agreements, sales of loans and commitments, and other similar types of arrangements and customary indemnification for claims and legal proceedings related to providing financial services that are not otherwise included above. Insurance has been purchased to mitigate certain of these risks. Generally, there are no stated or notional amounts included in these indemnifications and the contingencies triggering the obligation for indemnification are not expected to occur. Furthermore, often counterparties to these transactions provide us with comparable indemnifications. We are unable to develop an estimate of the maximum payout under these indemnifications for several reasons. In addition to the lack of a stated or notional amount in a majority of such indemnifications, we are unable to predict the nature of events that would trigger indemnification or the level of indemnification for a certain event. We believe, however, that the possibility that we will have to make any material payments for these indemnifications is remote. At Dec. 31, 2025 and Dec. 31, 2024, we have not recorded any material liabilities under these arrangements.

Clearing and settlement exchanges

We are a noncontrolling equity investor in, and/or member of, several industry clearing or settlement exchanges through which foreign exchange, securities, derivatives or other transactions settle. Certain of these industry clearing and settlement exchanges require their members to guarantee their obligations and liabilities and/or to provide liquidity support in the event other members do not honor their obligations. We believe the likelihood that a clearing

BNY 181

Notes to Consolidated Financial Statements (continued)

or settlement exchange (of which we are a member) would become insolvent is remote. Additionally, certain settlement exchanges have implemented loss allocation policies that enable the exchange to allocate settlement losses to the members of the exchange. It is not possible to quantify such mark-to-market loss until the loss occurs. Any ancillary costs that occur as a result of any mark-to-market loss cannot be quantified. In addition, we also sponsor clients as members on clearing and settlement exchanges and guarantee their obligations. At Dec. 31, 2025 and Dec. 31, 2024, we did not record any material liabilities under these arrangements.

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

The following describes certain judicial, regulatory and arbitration proceedings involving BNY:

Mortgage-Securitization Trusts Proceedings
BNY has been named as a defendant in a number of legal actions brought by MBS investors alleging that the trustee has expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the MBS transactions. Two actions commenced in December 2015 and February 2017 are pending in New York federal court. In New York state court, three actions are pending: two related cases commenced in September 2021 and

182 BNY

Notes to Consolidated Financial Statements (continued)

October 2022, and one case commenced in December 2021.

Matters Related to R. Allen Stanford
In late December 2005, Pershing LLC became a clearing firm for Stanford Group Co. (“SGC”), a registered broker-dealer that was part of a group of entities ultimately controlled by R. Allen Stanford (“Stanford”). Stanford International Bank, also controlled by Stanford, issued certificates of deposit (“CDs”). Some investors allegedly wired funds from their SGC accounts to purchase CDs. In 2009, the Securities and Exchange Commission charged Stanford with operating a Ponzi scheme in connection with the sale of CDs, and SGC was placed into receivership. Alleged purchasers of CDs have filed two putative class action proceedings against Pershing LLC: one in November 2009 in Texas federal court, and one in May 2016 in New Jersey federal court. On Nov. 5, 2021, the court dismissed the class action filed in New Jersey. Both matters have concluded. Three lawsuits remain against Pershing LLC in Louisiana and New Jersey federal courts, which were filed in January 2010, October 2015 and May 2016. The purchasers allege that Pershing LLC, as SGC’s clearing firm, assisted Stanford in a fraudulent scheme and assert contractual, statutory and common law claims. In March 2019, a group of investors filed a putative class action against The Bank of New York Mellon in New Jersey federal court, making the same allegations as in the prior actions brought against Pershing LLC. On Nov. 12, 2021, the court dismissed the class action against The Bank of New York Mellon; on Dec. 15, 2022, an appeals court reversed the dismissal and returned the case to the trial court for further proceedings. On Aug. 5, 2025, the trial court denied plaintiffs’ motion for class certification. On June 28, 2024, an unincorporated association that claims to represent the interests of Stanford investors filed a lawsuit in New Jersey federal court against The Bank of New York Mellon, making the same allegations as prior cases. All of the cases that have been brought in federal court have been consolidated in Texas federal court for discovery purposes. Various alleged Stanford CD purchasers asserted similar claims in Financial Industry Regulatory Authority, Inc. (“FINRA”) arbitration proceedings.
Brazilian Postalis Litigation
BNY Servicos Financeiros DTVM S.A. (“DTVM”), a subsidiary that provides asset services in Brazil, acts as administrator for certain investment funds in which a public pension fund for postal workers called Postalis-Instituto de Seguridade Social dos Correios e Telégrafos (“Postalis”) invested. On Aug. 22, 2014, Postalis sued DTVM in Rio de Janeiro, Brazil for losses related to a Postalis fund for which DTVM is administrator. Postalis alleges that DTVM failed to properly perform duties, including to conduct due diligence of and exert control over the manager. On March 12, 2015, Postalis filed a lawsuit in Rio de Janeiro against DTVM and BNY Administração de Ativos Ltda. (“Ativos”) alleging failure to properly perform duties relating to another fund of which DTVM is administrator and Ativos is manager. On April 7, 2025, the court found DTVM, Ativos and two other defendants jointly and severally liable for approximately $3 million. DTVM and Ativos appealed on Sept. 9, 2025. On Dec. 14, 2015, Associacão dos Profissionais dos Correios (“ADCAP”), a Brazilian postal workers association, filed a lawsuit in São Paulo against DTVM and other defendants alleging that DTVM improperly contributed to Postalis investment losses. On March 20, 2017, the lawsuit was dismissed without prejudice, and ADCAP appealed. On Aug. 4, 2021, the appellate court overturned the dismissal and sent the lawsuit to a state lower court. On March 2, 2023, DTVM appealed the August 4 decision to Brazil’s Superior Court of Justice. On Feb. 26, 2025, ADCAP filed a lawsuit in New York state court against The Bank of New York Mellon Corporation, claiming that it is also liable for Postalis investment losses. On Feb. 27, 2025, we removed the lawsuit to New York federal court. On Dec. 17, 2015, Postalis filed three lawsuits in Rio de Janeiro against DTVM and Ativos alleging failure to properly perform duties with respect to investments in several other funds. On May 20, 2021, the court in one of those lawsuits entered a judgment of approximately $3 million against DTVM and Ativos. DTVM appealed and, on June 7, 2022, the appellate court partially granted and partially denied the appeal, reducing the judgment to approximately $2 million. On July 13, 2023, DTVM and Ativos filed a further appeal to Brazil’s Superior Court of Justice, which was denied on Sept. 20, 2024. DTVM and Ativos further appealed, but their appeal was denied on Dec. 3, 2024. On Aug. 24, 2022, the court dismissed one of the other lawsuits. Postalis appealed that decision, but Postalis’s appeal was denied on Oct. 24, 2023. Postalis further appealed;

BNY 183

Notes to Consolidated Financial Statements (continued)

that further appeal was denied on Oct. 22, 2024. On Feb. 4, 2016, Postalis filed a lawsuit in Brasilia against DTVM, Ativos and BNY Alocação de Patrimônio Ltda. (“Alocação de Patrimônio”), an investment management subsidiary, alleging failure to properly perform duties and liability for losses with respect to investments in various funds of which the defendants were administrator and/or manager. On Jan. 16, 2018, the Brazilian Federal Prosecution Service filed a civil lawsuit in São Paulo against DTVM alleging liability for Postalis losses based on alleged failures to properly perform certain duties as administrator to certain funds in which Postalis invested or as controller of Postalis’s own investment portfolio. On April 18, 2018, the court dismissed the lawsuit without prejudice. On Aug. 4, 2021, the appellate court overturned the dismissal and returned the lawsuit to the lower court. DTVM appealed, but that appeal was denied on Aug. 21, 2023. In addition, the Tribunal de Contas da União (“TCU”), an administrative tribunal, has initiated proceedings with the purpose of determining liability for losses to four investment funds administered by DTVM in which Postalis was an investor. On Sept. 9, 2020, TCU rendered a decision in one of the proceedings, finding DTVM and two former Postalis directors jointly and severally liable for approximately $50 million. TCU also imposed on DTVM a fine of approximately $2 million. DTVM’s administrative appeal of the decision was denied. On Feb. 25, 2022, DTVM filed a lawsuit in Brazil federal court in Brasilia seeking annulment of TCU’s decision and an injunction preventing TCU from enforcing the judgment. On Aug. 24, 2022, the Brazilian Federal Attorneys filed an action in Rio de Janeiro court seeking to enforce the fine portion of the judgment. On Nov. 8, 2022, the Brasilia federal court in the annulment action granted DTVM’s request for an injunction, suspending the Sept. 9, 2020, TCU decision until the annulment action is decided. On July 30, 2025, TCU rendered a decision in another of the proceedings, finding DTVM, Ativos and former Postalis directors jointly and severally liable for approximately $185 million. On Sept. 15, 2025, DTVM and Ativos filed an administrative appeal. On Oct. 4, 2019, Postalis and another pension fund filed a request for arbitration in São Paulo against DTVM and Ativos alleging liability for losses to an investment fund for which DTVM was administrator and Ativos was manager. On March 26, 2021, DTVM and Ativos filed a lawsuit in São Paulo challenging the Arbitration Court’s jurisdiction over the case. On Feb. 24, 2023, the São Paulo court annulled the
Arbitration Court’s decision that it had jurisdiction, and Postalis and the other pension fund appealed. On April 8, 2024, the appellate court reversed the São Paulo court’s decision and found that the Arbitration Court did have jurisdiction. DTVM and Ativos appealed; that appeal was denied on April 8, 2024. DTVM and Ativos have further appealed. The arbitration continued during the further appeal, and on Sept. 29, 2025, the panel found DTVM and Ativos partially liable. On Oct. 25, 2019, Postalis filed a lawsuit in Rio de Janeiro against DTVM and Alocação de Patrimônio, alleging liability for losses in another fund for which DTVM was administrator and Alocação de Patrimônio and Ativos were managers. On May 9, 2022, the court found DTVM and Alocação de Patrimônio jointly and severally liable for approximately $20 million. On Aug. 12, 2022, DTVM and Alocação de Patrimônio appealed the decision. On April 30, 2024, the appeals court reversed the finding against DTVM and Alocação de Patrimônio. Postalis appealed that reversal and, on Oct. 3, 2024, its appeal was denied. Postalis has filed a further appeal. On June 19, 2020, a lawsuit was filed in federal court in Rio de Janeiro against DTVM, Postalis, and various other defendants alleging liability against DTVM for certain Postalis losses in an investment fund of which DTVM was administrator. On Feb. 10, 2021, Postalis and another pension fund served DTVM in a lawsuit filed in Rio de Janeiro, alleging liability for losses in another investment fund for which DTVM was administrator and the other defendant was manager.

German Tax Matters
German authorities are investigating past “cum/ex” trading, which involved the purchase of equity securities on or shortly before the dividend date, but settled after that date, potentially resulting in an unwarranted refund of withholding tax. German authorities have taken the view that past cum/ex trading may have resulted in tax avoidance or evasion. European subsidiaries of BNY have been informed by German authorities about investigations into potential cum/ex trading by certain third-party investment funds, where one of the subsidiaries had acquired entities that served as depositary and/or fund manager for those third-party investment funds. We have received information requests from the authorities relating to pre-acquisition activity and are cooperating fully with those requests. In August 2019, the District Court of Bonn ordered that one of these subsidiaries be joined as a secondary party in connection with the prosecution of unrelated

184 BNY

Notes to Consolidated Financial Statements (continued)

individual defendants. Trial commenced in September 2019. In March 2020, the court stated that it would refrain from taking action against the subsidiary in order to expedite the conclusion of the trial. The court convicted the unrelated individual defendants, and determined that the cum/ex trading activities of the relevant third-party investment funds were unlawful. In November and December 2020 and February 2023, we received secondary liability notices from the German tax authorities totaling approximately $150 million (at then-prevailing exchange rates) related to pre-acquisition activity in various funds for which the entities we acquired were depositary and/or fund manager. We have appealed the notices. In connection with the acquisition of the subject entities, we obtained an indemnity for liabilities from the sellers that we have pursued as necessary.

Off-Channel Business-Related Communications
The Company responded to requests for information from the SEC and the Commodity Futures Trading Commission concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC and CFTC have been conducting similar inquiries into recordkeeping practices at other financial institutions. On Aug. 14, 2024, the SEC issued an order under which the Company agreed to pay a $40 million penalty and to certain undertakings to resolve the SEC matter. The fine has been paid, and the Company is complying with the other settlement terms. On Sept. 4, 2025, the CFTC issued an order under which the Company agreed to pay $500,000. The fine has been paid, and the Company is complying with the other settlement terms.

Pershing LLC Rule 15c3-3 Matter
The Company has been responding to investigative requests for information and records from the SEC concerning Pershing LLC’s compliance with its obligations under SEC Rule 15c3-3, among other regulatory rules and statutes. The Company continues to cooperate with the inquiry.

Lawsuits in the Russian Federation
The Company is defending various lawsuits in Russian courts seeking to recover assets held by BNY but blocked by international sanctions laws. The Company also is a co-defendant in a lawsuit by the Deputy Prosecutor General of the Russian Federation seeking to recover $251 million that allegedly was improperly seized by Ukraine from BNY accounts in Ukraine for a subsidiary of PJSC Sberbank, a Russian bank. The Russian court issued a judgment against BNY and its co-defendants on Sept. 11, 2025, which BNY appealed on Oct. 13, 2025. In a related matter, a Russian bailiff has applied to a Russian court to collect from BNY part of a $513 million judgment that PJSC Sberbank obtained against its former subsidiary and various Ukraine agencies due to the seizure.

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

Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk we assume whenever we engage in a derivative contract. There were no counterparty default losses recorded in 2025.

Hedging derivatives

We utilize interest rate swap agreements, including forward starting swaps, to manage our exposure to interest rate fluctuations. We enter into fair value hedges as an interest rate risk management strategy to reduce fair value variability by converting certain fixed rate interest payments associated with available-for-sale securities, loans and long-term debt to floating interest rates. We also utilize interest rate swaps and forward exchange contracts as cash flow hedges to manage our exposure to interest rate and foreign exchange rate changes. In designating interest rate swaps as hedges, we utilize both partial-term and full-term hedge strategies. In addition, the Company utilizes portfolio layer method hedge strategies to manage interest rate risk of certain

BNY 185

Notes to Consolidated Financial Statements (continued)

closed portfolios of fixed rate securities and loans. Throughout the period of a portfolio layer method hedge, basis adjustments are maintained at the portfolio level and are only allocated to individual assets in certain circumstances. These include instances in which the hedged portfolio amount falls below the designated hedged layer notional amount, or in instances of voluntary de-designation.

The available-for-sale securities hedged consist of U.S. Treasury, U.S. government agency, agency and non-agency commercial MBS, agency and non-agency RMBS, non-U.S. government and foreign covered bonds. At Dec. 31, 2025, $44.3 billion par value of available-for-sale securities were hedged with interest rate swaps designated as fair value hedges that had notional values of $44.1 billion.

At Dec. 31, 2025, $1.4 billion of interest rate swaps were designated as portfolio layer method fair value hedges of loans against a closed portfolio of fixed rate loans of $2.9 billion, essentially converting $1.4 billion of fixed rate loans to floating rates.

At Dec. 31, 2025, $400 million of interest rate swaps were designated as cash flow hedges of variable-rate loans, with a forecasted hedge period of less than two years. For qualifying cash flow hedges, changes in the derivative fair value are recorded in OCI and then transferred to earnings in the period in which the hedged forecasted transaction impacts earnings. The Company did not experience any forecasted transactions that failed to occur for the years ended 2025, 2024, and 2023. Over the next 12 months, we expect that less than $1 million of net after-tax losses in OCI will be reclassified to net interest income associated with cash flow hedges.

The fixed rate long-term debt instruments hedged generally have original maturities of five to 30 years.
In fair value hedging relationships, fixed rate debt is hedged with “receive fixed rate, pay variable rate” swaps. At Dec. 31, 2025, $28.7 billion par value of debt was hedged with interest rate swaps designated as fair value hedges that had notional values of $28.7 billion.

In addition, we utilize forward foreign exchange contracts as hedges to mitigate foreign exchange exposures. We use forward foreign exchange contracts as cash flow hedges to convert certain forecasted non-U.S. dollar revenue and expenses into U.S. dollars. We use forward foreign exchange contracts with maturities of 15 months or less as cash flow hedges to hedge our foreign exchange exposure to currencies such as the Indian rupee, euro, Polish zloty, British pound, Singapore dollar and Hong Kong dollar used in revenue and expense transactions for entities that have the U.S. dollar as their functional currency. As of Dec. 31, 2025, the hedged forecasted foreign currency transactions and designated forward foreign exchange contract hedges were $734 million (notional), with a pre-tax loss of $15 million recorded in accumulated OCI. Over the next 12 months, a loss of $15 million will be reclassified into earnings.

Forward foreign exchange contracts are also used to hedge the value of our net investments in foreign subsidiaries. These forward foreign exchange contracts have maturities of less than two years. The derivatives employed are designated as hedges of changes in value of our foreign investments due to exchange rates. The change in fair market value of these forward foreign exchange contracts is reported within foreign currency translation adjustments in shareholders’ equity, net of tax. At Dec. 31, 2025, forward foreign exchange contracts with notional amounts totaling $11.1 billion were designated as net investment hedges.

186 BNY

Notes to Consolidated Financial Statements (continued)

The following table presents the pre-tax gains (losses) related to our fair value hedging activities recognized in the consolidated income statement.

Income statement impact of fair value hedges
(in millions)	Location of gains (losses)	2025	2024	2023
Interest rate fair value hedges of available-for-sale securities
Derivative	Interest income	$(546)	$311	$(631)
Hedged item	Interest income	547	(311)	629
Interest rate fair value hedges of long-term debt
Derivative	Interest expense	762	(218)	366
Hedged item	Interest expense	(762)	218	(365)
Interest rate fair value hedges of loans
Derivative	Interest income	2	7	—
Hedged item	Interest income	(2)	(7)	—
Gain (loss) recognized in the consolidated income statement due to fair value hedging relationships		$1	$—	$(1)

The following table presents the pre-tax impact of hedging derivatives used in net investment and cash flow hedging relationships.

Impact of derivative instruments used in net investment and cash flow hedging relationships
(in millions)
	Gain or (loss) recognized in accumulated OCI on derivatives Year ended Dec. 31,			Location of gain or (loss) reclassified from accumulated OCI into income	Gain or (loss) reclassified from accumulated OCI into income Year ended Dec. 31,
	2025	2024	2023		2025	2024	2023
Net investment hedges
FX contracts	$(918)	$684	$(285)	Investment and other revenue	$21	$—	$—
Cash flow hedges
FX contracts	$(24)	$(1)	$7	Staff expense and investment and other revenue	$(13)	$7	$(2)
Interest rate contracts	—	—	—	Net interest income	—	—	—
Total	$(24)	$(1)	$7		$(13)	$7	$(2)

The following table presents information on the hedged items in fair value hedging relationships.

Hedged items in fair value hedging relationships	Carrying amount of hedged asset or liability		Hedge accounting basis adjustment increase (decrease) (a)

(in millions)	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
Available-for-sale securities (b)	$46,420	$40,751	$(910)	$(1,650)
Loans (c)	$2,939	$3,162	$(9)	$(7)
Long-term debt	$28,375	$27,458	$(264)	$(1,042)
(a)    Includes $332 million and $474 million of basis adjustment decreases on discontinued hedges associated with available-for-sale securities at Dec. 31, 2025 and Dec. 31, 2024, respectively, and $10 million of basis adjustment increases and $5 million of basis adjustment decreases on discontinued hedges associated with long-term debt at Dec. 31, 2025 and Dec. 31, 2024, respectively.
(b)    At Dec. 31, 2025 and Dec. 31, 2024, the amortized cost of the available-for-sale securities included in closed portfolios subject to portfolio layer method hedging was $15.1 billion and $12.1 billion, respectively, of which the notional amount hedged was $8.9 billion and $6.2 billion, respectively. The cumulative basis adjustments for active hedging relationships associated with such hedges as of Dec. 31, 2025 and Dec. 31, 2024 were an increase of $1 million and a decrease of $92 million, respectively.
(c)    At Dec. 31, 2025 and Dec. 31, 2024, loans included in closed portfolios subject to portfolio layer method hedging were $2.9 billion and $3.2 billion, respectively, of which $1.4 billion and $1.4 billion was designated as hedged, respectively. The cumulative basis adjustments for active hedging relationships associated with such hedges as of Dec. 31, 2025 and Dec. 31, 2024 were a decrease of $9 million and a decrease of $7 million, respectively.

BNY 187

Notes to Consolidated Financial Statements (continued)

The following table summarizes the notional amount and carrying values of our total derivatives portfolio.

Impact of derivative instruments on the balance sheet	Notional value		Asset derivatives fair value		Liability derivatives fair value
	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2025	Dec. 31, 2024
(in millions)
Derivatives designated as hedging instruments: (a)(b)
Interest rate contracts	$74,525	$66,805	$305	$326	$—	$—
Foreign exchange contracts	11,817	12,048	53	455	81	12
Total derivatives designated as hedging instruments			$358	$781	$81	$12
Derivatives not designated as hedging instruments: (b)(c)
Interest rate contracts	$202,299	$169,523	$718	$835	$973	$1,210
Foreign exchange contracts	1,131,252	919,690	5,517	10,559	5,351	10,636
Equity contracts	6,366	5,321	21	143	44	34
Credit contracts	279	324	—	—	13	17
Total derivatives not designated as hedging instruments			$6,256	$11,537	$6,381	$11,897
Total derivatives fair value (d)			$6,614	$12,318	$6,462	$11,909
Effect of master netting agreements (e)			(5,224)	(8,612)	(3,831)	(9,033)
Fair value after effect of master netting agreements			$1,390	$3,706	$2,631	$2,876
(a)    The fair value of asset derivatives and liability derivatives designated as hedging instruments is recorded as other assets and other liabilities, respectively, on the consolidated balance sheet.
(b)    For settled-to-market derivatives at clearing organizations, cash collateral exchanged is deemed a settlement of the derivative on a daily basis. The gross fair value of derivative assets and liabilities has been reduced by these cash settlements.
(c)    The fair value of asset derivatives and liability derivatives not designated as hedging instruments is recorded as trading assets and trading liabilities, respectively, on the consolidated balance sheet.
(d)    Fair values are on a gross basis, before consideration of master netting agreements, as required by ASC 815, Derivatives and Hedging.
(e)    Effect of master netting agreements includes cash collateral received and paid of $2,107 million and $714 million, respectively, at Dec. 31, 2025, and $1,953 million and $2,374 million, respectively, at Dec. 31, 2024.

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

The following table presents our foreign exchange revenue and other trading revenue.

Foreign exchange revenue and other trading revenue	Year ended Dec. 31,
(in millions)	2025	2024	2023
Foreign exchange revenue	$706	$688	$631
Other trading revenue	279	314	231

Foreign exchange revenue includes income from purchasing and selling foreign currencies, currency forwards, futures and options, as well as foreign currency remeasurement. Other trading revenue reflects results from trading in cash instruments, including fixed income and equity securities, and trading and economic hedging activity with non-foreign exchange derivatives.

We also use derivative financial instruments as risk-mitigating economic hedges, which are not formally designated as accounting hedges. This includes hedging the foreign currency, interest rate or market risks inherent in some of our balance sheet exposures, such as seed capital investments and deposits, as well as certain investment management fee revenue streams. We also use total return swaps to economically hedge obligations arising from the Company’s deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. The gains or losses on these total return swaps are recorded in staff expense on the consolidated income statement. We recorded a gain of $22 million in 2025, $18 million in 2024 and $22 million in 2023.

We manage trading risk through a system of position limits, a value-at-risk (“VaR”) methodology based on historical simulation and other market sensitivity measures. Risk is monitored and reported to senior management by a separate unit, independent from trading, on a daily basis. Based on certain assumptions, the VaR methodology is designed to

188 BNY

Notes to Consolidated Financial Statements (continued)

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

	Dec. 31, 2025	Dec. 31, 2024
(in millions)
Aggregate fair value of OTC derivatives in net liability positions (a)	$381	$2,163
Collateral posted	$1,009	$1,940
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

Potential close-out exposures (fair value) (a)
	Dec. 31, 2025	Dec. 31, 2024
(in millions)
If The Bank of New York Mellon’s rating changed to: (b)
A3/A-	$61	$40
Baa2/BBB	$252	$646
Ba1/BB+	$714	$2,710
(a)    The amounts represent potential total close-out values if The Bank of New York Mellon’s long-term issuer rating were to immediately drop to the indicated levels, and do not reflect collateral posted.
(b)    Represents ratings by Moody’s/S&P.

If The Bank of New York Mellon’s debt rating had fallen below investment grade on Dec. 31, 2025 and Dec. 31, 2024, existing collateral arrangements would have required us to post additional collateral of $76 million and $351 million, respectively.

BNY 189

Notes to Consolidated Financial Statements (continued)

Offsetting assets and liabilities

The following tables present derivative and financial instruments and their related offsets. There were no derivative instruments or financial instruments subject to a legally enforceable netting agreement for which we are not currently netting.

Offsetting of derivative assets and financial assets at Dec. 31, 2025				Net assets recognized in the balance sheet	Gross amount of securities and cash received not offset in the balance sheet
	Gross assets recognized	Gross amounts offset in the balance sheet
(in millions)			(a)			Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$874	$685		$189	$68	$121
Foreign exchange contracts	5,218	4,523		695	102	593
Equity and other contracts	17	16		1	1	—
Total derivatives subject to netting arrangements	6,109	5,224		885	171	714
Total derivatives not subject to netting arrangements	505	—		505	—	505
Total derivatives	6,614	5,224		1,390	171	1,219
Reverse repurchase agreements	281,361	254,532	(b)	26,829	26,807	22
Securities borrowing	26,731	8,668		18,063	17,381	682
Total	$314,706	$268,424		$46,282	$44,359	$1,923
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

Offsetting of derivative assets and financial assets at Dec. 31, 2024				Net assets recognized in the balance sheet	Gross amount of securities and cash received not offset in the balance sheet
	Gross assets recognized	Gross amounts offset in the balance sheet
(in millions)			(a)			Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$1,032	$835		$197	$46	$151
Foreign exchange contracts	10,210	7,698		2,512	132	2,380
Equity and other contracts	131	79		52	—	52
Total derivatives subject to netting arrangements	11,373	8,612		2,761	178	2,583
Total derivatives not subject to netting arrangements	945	—		945	—	945
Total derivatives	12,318	8,612		3,706	178	3,528
Reverse repurchase agreements	252,941	228,386	(b)	24,555	24,524	31
Securities borrowing	18,144	1,553		16,591	15,777	814
Total	$283,403	$238,551		$44,852	$40,479	$4,373
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

190 BNY

Notes to Consolidated Financial Statements (continued)

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2025				Net liabilities recognized in the balance sheet	Gross amount of securities and cash pledged not offset in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet
(in millions)			(a)			Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$740	$456		$284	$44	$240
Foreign exchange contracts	5,040	3,348		1,692	79	1,613
Equity and other contracts	31	27		4	3	1
Total derivatives subject to netting arrangements	5,811	3,831		1,980	126	1,854
Total derivatives not subject to netting arrangements	651	—		651	—	651
Total derivatives	6,462	3,831		2,631	126	2,505
Repurchase agreements	269,352	254,532	(b)	14,820	14,820	—
Securities lending	12,840	8,668		4,172	4,005	167
Total	$288,654	$267,031		$21,623	$18,951	$2,672
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

Offsetting of derivative liabilities and financial liabilities at Dec. 31, 2024				Net liabilities recognized in the balance sheet	Gross amount of securities and cash pledged not offset in the balance sheet
	Gross liabilities recognized	Gross amounts offset in the balance sheet
(in millions)			(a)			Net amount
Derivatives subject to netting arrangements:
Interest rate contracts	$875	$475		$400	$42	$358
Foreign exchange contracts	9,938	8,533		1,405	208	1,197
Equity and other contracts	34	25		9	—	9
Total derivatives subject to netting arrangements	10,847	9,033		1,814	250	1,564
Total derivatives not subject to netting arrangements	1,062	—		1,062	—	1,062
Total derivatives	11,909	9,033		2,876	250	2,626
Repurchase agreements	239,957	228,386	(b)	11,571	11,558	13
Securities lending	4,046	1,553		2,493	2,277	216
Total	$255,912	$238,972		$16,940	$14,085	$2,855
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

BNY 191

Notes to Consolidated Financial Statements (continued)

Secured borrowings

The following table presents the contract value of repurchase agreements and securities lending transactions accounted for as secured borrowings by the type of collateral provided to counterparties.

Repurchase agreements and securities lending transactions accounted for as secured borrowings
	Dec. 31, 2025					Dec. 31, 2024
	Remaining contractual maturity				Total	Remaining contractual maturity				Total
(in millions)	Overnight and continuous	Up to 30 days	30-90 days	Over 90 days		Overnight and continuous	Up to 30 days	30-90 days	Over 90 days
Repurchase agreements:
U.S. Treasury	$207,600	$475	$1,420	$2,101	$211,596	$187,227	$196	$739	$742	$188,904
Agency RMBS	51,130	136	237	441	51,944	44,774	71	288	295	45,428
Corporate bonds	119	55	1,256	557	1,987	84	81	1,341	741	2,247
Sovereign debt/sovereign guaranteed	541	416	—	—	957	123	655	17	—	795
State and political subdivisions	17	25	361	328	731	37	14	414	302	767
U.S. government agencies	72	4	3	61	140	131	—	64	115	310
Other debt securities	71	370	246	136	823	19	278	287	12	596
Equity securities	—	15	628	531	1,174	—	4	592	314	910
Total	$259,550	$1,496	$4,151	$4,155	$269,352	$232,395	$1,299	$3,742	$2,521	$239,957
Securities lending:
Corporate bonds	$783	$—	$—	$—	$783	$222	$—	$—	$—	$222
U.S. Treasury	754	—	—	—	754	31	—	—	—	31
Agency RMBS	102	—	—	—	102	98	—	—	—	98
U.S. government agencies	2	—	—	—	2	—	—	—	—	—
Equity securities	11,199	—	—	—	11,199	3,695	—	—	—	3,695
Total	$12,840	$—	$—	$—	$12,840	$4,046	$—	$—	$—	$4,046
Total secured borrowings	$272,390	$1,496	$4,151	$4,155	$282,192	$236,441	$1,299	$3,742	$2,521	$244,003

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
Note 23–Business segments

We have an internal information system that produces performance data along product and service lines for our three principal business segments and the Other segment.

The primary products and services and types of revenue in each line of business and a description of the Other segment are presented below.

192 BNY

Notes to Consolidated Financial Statements (continued)

Securities Services business segment

Line of business	Primary products and services	Primary types of revenue
Asset Servicing	Custody, Trust & Depositary, accounting, ETF services, middle-office solutions, transfer agency, services for private equity and real estate funds, foreign exchange, securities lending, liquidity/lending services and data analytics	– Investment services fees (includes securities lending revenue) – Net interest income – Foreign exchange revenue – Financing-related fees

Issuer Services	Corporate Trust (trustee, paying agency, fiduciary, escrow and other financial services) and Depositary Receipts (issuer services and support for brokers and investors)	– Investment services fees – Net interest income – Foreign exchange revenue

Market and Wealth Services business segment

Line of business	Primary products and services	Primary types of revenue
Pershing	Clearing and custody, investment, wealth and retirement solutions, technology and enterprise data management, trading services and prime brokerage	– Investment services fees – Net interest income

Payments and Trade (a)	Integrated cash management solutions including payments, foreign exchange, liquidity management, receivables processing, payables management and trade finance	– Investment services fees – Net interest income – Foreign exchange revenue

Clearance and Collateral Management	Clearance (including U.S. government and global clearing services) and Global Collateral Management (including tri-party services)	– Investment services fees – Net interest income

Investment and Wealth Management business segment

Line of business	Primary products and services	Primary types of revenue
Investment Management	Diversified investment management strategies and distribution of investment products and solutions	– Investment management fees – Performance fees – Distribution and servicing fees

Wealth Management	Investment management, custody, wealth and estate planning, private banking services, investment services and information management	– Investment management fees – Net interest income

Other segment	Description	Primary types of revenue
	Includes corporate treasury activities including our securities portfolio, tax credit investments and other corporate investments, corporate and bank-owned life insurance, derivatives and other trading activity, and certain business exits	– Foreign exchange revenue – Investment and other revenue – Other trading revenue – Net gain (loss) on securities – Net interest income (expense)
(a)    Formerly Treasury Services.

BNY 193

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

Business segment results are subject to reclassification when organizational changes are made, or for refinements in revenue and expense allocation methodologies. Refinements are typically reflected on a prospective basis. In 2025, the prior periods total revenue by line of business for Investment Management and Wealth Management was revised for comparability to reflect the movement of certain fixed income investment management business from Wealth Management to Investment Management. There was no impact to total revenue reported for the Investment and Wealth Management business segment or on a consolidated basis.

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
•Severance expense is recorded in the segments based on the business or function the impacted employees reside.
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

194 BNY

Notes to Consolidated Financial Statements (continued)

The following consolidating schedules present the contribution of our segments to our overall profitability.

For the year ended Dec. 31, 2025	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$7,020	$4,904	$3,084	(a)	$94	$15,102	(a)
Net interest income (expense)	2,710	2,096	174		(36)	4,944
Total revenue	9,730	7,000	3,258	(a)	58	20,046	(a)
Provision for credit losses	(21)	(12)	5		(4)	(32)
Noninterest expense	6,532	3,588	2,710		224	13,054
Income (loss) before income taxes	$3,219	$3,424	$543	(a)	$(162)	$7,024	(a)
Pre-tax operating margin (b)	33%	49%	17%		N/M	35%
Average assets	$204,077	$136,561	$26,930		$68,323	$435,891
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $34 million.
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
(b)    Income before income taxes divided by total revenue.
N/M – Not meaningful.

For the year ended Dec. 31, 2023	Securities Services	Market and Wealth Services	Investment and Wealth Management		Other	Consolidated
(dollars in millions)
Total fee and other revenue	$6,029	$4,160	$2,987	(a)	$174	$13,350	(a)
Net interest income (expense)	2,569	1,710	168		(102)	4,345
Total revenue (loss)	8,598	5,870	3,155	(a)	72	17,695	(a)
Provision for credit losses	99	41	(4)		(17)	119
Noninterest expense	6,358	3,205	2,776		956	13,295
Income (loss) before income taxes	$2,141	$2,624	$383	(a)	$(867)	$4,281	(a)
Pre-tax operating margin (b)	25%	45%	12%		N/M	24%
Average assets	$197,434	$131,383	$26,714		$51,211	$406,742
(a)    Total fee and other revenue, total revenue and income before taxes are net of income attributable to noncontrolling interests related to consolidated investment management funds of $2 million.
(b)    Income before taxes divided by total revenue.
N/M – Not meaningful.

BNY 195

Notes to Consolidated Financial Statements (continued)

Note 24–International operations

International activity includes investment services fee revenue and investment management and performance fee revenue-generating businesses, foreign exchange trading activity, loans and other revenue producing assets and transactions in which the customer is domiciled outside of the U.S. and/or the international activity is resident at an international entity. Due to the nature of our international and domestic activities, it is not possible to precisely distinguish our international operations between internationally and domestically domiciled customers. As a result, it is necessary to make certain subjective assumptions such as:
•Income from international operations is determined after internal allocations for interest income, taxes, expenses and provision for credit losses.
•Expense charges to international operations include those directly incurred in connection with such activities, as well as an allocable share of general support and overhead charges.

Total assets, total revenue, income before income taxes and net income of our international operations are shown in the table below.

International operations		International				Total International	Total Domestic
(in millions)		Europe, the Middle East and Africa		Asia-Pacific region	Other			Total
2025
	Total assets at period end (a)	$84,535	(b)	$8,044	$1,714	$94,293	$378,007	$472,300
	Total revenue	4,565	(b)	1,393	1,126	7,084	12,996	20,080
	Income before income taxes	1,686		746	705	3,137	3,921	7,058
	Net income	1,281		567	536	2,384	3,199	5,583
2024
	Total assets at period end (a)	$73,111	(b)	$8,665	$1,732	$83,508	$332,556	$416,064
	Total revenue	4,272	(b)	1,272	1,006	6,550	12,069	18,619
	Income before income taxes	1,664		710	645	3,019	2,829	5,848
	Net income	1,270		542	492	2,304	2,239	4,543
2023
	Total assets at period end (a)	$76,297	(b)	$9,617	$1,687	$87,601	$322,276	$409,877
	Total revenue	4,112	(b)	1,281	893	6,286	11,411	17,697
	Income before income taxes	1,367		707	569	2,643	1,640	4,283
	Net income	1,057		547	440	2,044	1,260	3,304
(a)    Total assets include long-lived assets, which are not considered by management to be significant in relation to total assets. Long-lived assets are primarily located in the U.S.
(b)    Includes assets of approximately $36.2 billion, $30.3 billion and $29.1 billion and revenue of approximately $2.8 billion, $2.7 billion and $2.4 billion in 2025, 2024 and 2023, respectively, of international operations domiciled in the UK, which is 8%, 7% and 7% of total assets and 14%, 14% and 14% of total revenue, respectively.

196 BNY

Notes to Consolidated Financial Statements (continued)

Note 25–Supplemental information to the Consolidated Statement of Cash Flows

In 2025, the Company paid income taxes, net of refunds, totaling $991 million, comprising $305 million in U.S. federal taxes, $120 million in U.S. state and local taxes and $566 million in foreign taxes. Of the foreign taxes paid in 2025, $237 million was paid in the UK, $71 million was paid in Luxembourg and $57 million was paid in Belgium.

In 2024, the Company paid income taxes, net of refunds, of $1.2 billion, consisting of $468 million in U.S. federal taxes, $221 million in U.S. state and local taxes (including $62 million in New York State) and $526 million in foreign taxes. Of the foreign taxes paid in 2024, $306 million was paid in the UK.

In 2023, the Company paid income taxes, net of refunds, of $865 million, comprising $240 million in U.S. federal taxes, $131 million in U.S. state and local taxes (including $43 million in New York City) and $494 million in foreign taxes. Of the foreign taxes paid in 2023, $286 million was paid in the UK.

Non-cash investing and financing transactions that, appropriately, are not reflected in the consolidated statement of cash flows are listed below.

Non-cash investing and financing transactions	Year ended Dec. 31,
(in millions)	2025	2024	2023
Transfers from loans to other assets for other real estate owned	$1	$2	$2
Change in assets of consolidated investment management funds	27	365	317
Change in liabilities of consolidated investment management funds	4	4	—
Change in nonredeemable noncontrolling interests of consolidated investment management funds	49	309	43
Securities purchased not settled	219	170	174
Securities matured not settled	—	—	1,840
Available-for-sale securities transferred to held-to-maturity	1,497	3,691	—
Premises and equipment/operating lease obligations	239	203	251
Excise tax on share repurchases	24	26	28
Amortization of preferred stock discount	10	—	—
BNY 197

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
The Bank of New York Mellon Corporation:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of The Bank of New York Mellon Corporation and subsidiaries (BNY) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BNY as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), BNY’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2026, expressed an unqualified opinion on the effectiveness of BNY’s internal control over financial reporting.
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

198 BNY

Quantitative component of BNY’s pooled allowance for credit losses for loans and lending-related commitments related to commercial and institutional credits and loans secured by commercial real estate

As discussed in Notes 1 and 4 to the consolidated financial statements, BNY’s allowance for credit losses for loans and lending-related commitments (ACL), is presented as a valuation allowance to loans and is recorded in other liabilities for lending-related commitments. At December 31, 2025, BNY had an allowance for loan losses of $245 million and an allowance for lending-related commitments of $74 million. BNY utilizes a quantitative methodology and qualitative framework for determining the ACL for loans and lending-related commitments that share similar risk characteristics (pooled allowance). In estimating the quantitative component, BNY uses models and methodologies that categorize financial assets based on product type, collateral type, and other credit trends and risk characteristics, including relevant information about past events, current conditions and reasonable and supportable forecasts of future economic conditions that affect the collectability of the recorded amounts. The quantitative component of the ACL for loans and lending-related commitments consists of the following three elements: (1) a pooled allowance for commercial and institutional credits and loans secured by commercial real estate; (2) a pooled allowance for residential mortgage loans; and (3) an asset-specific allowance involving individually evaluated credits of $1 million or greater. In estimating the quantitative component of the pooled allowance for commercial and institutional credits and loans secured by commercial real estate, BNY uses a methodology that applies the probability of default (PD) and loss given default (LGD) to the estimated facility amount at default. In order to capture the unique risks of the portfolios within the PD and LGD models, and the model used to estimate the facility amount at default, BNY segments the portfolio into major components based on risk characteristics of the loans and how risk is monitored. For each commercial and institutional credit, the expected loss considers the credit’s risk rating. For each loan secured by commercial real estate, the expected loss considers collateral specific data and loan maturity, as well as commercial real estate market factors by geographical region and property type. The methodology incorporates a multi-scenario macroeconomic forecast of economic input variables over a reasonable and supportable forecast period spanning the life of the asset. The reasonable and supportable forecast period includes both an initial estimated economic outlook component as well as a reversion component for each economic input variable. A portion of the ACL is comprised of qualitative adjustments, based on various internal and external factors, intended to capture expected losses not reflected in the quantitative models but are likely to impact the measurement of estimated credit losses.

We identified the assessment of the quantitative component of the pooled allowance for commercial and institutional credits and loans secured by commercial real estate as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the pooled allowance for commercial and institutional credits and loans secured by commercial real estate due to significant measurement uncertainty. Specifically, the assessment encompassed the evaluation of the methodology, including the methods and models used to estimate the PD and LGD, and the macroeconomic forecast scenarios and weighting of each scenario used in the reasonable and supportable forecast. The assessment also included an evaluation of the conceptual soundness and performance of the PD and LGD models as well as the macroeconomic forecast assumptions. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to BNY’s measurement of the quantitative component of the pooled allowance for commercial and institutional credits and loans secured by commercial real estate, including controls related to the:

•development and approval of the ACL methodology
•development of certain PD and LGD models
•continued use and appropriateness of certain PD and LGD models and macroeconomic forecasts

BNY 199

•performance monitoring of the PD and LGD models and macroeconomic forecast methodology
•determination and measurement of the significant factors and assumptions used in the PD and LGD models and macroeconomic forecasts
•determination of the multi-scenario macroeconomic forecasts and their respective weights
•computation, analysis, and approval of the ACL results, trends, and ratios.
We evaluated BNY’s process to develop the quantitative component of the pooled allowance for commercial and institutional credits and loans secured by commercial real estate by testing certain sources of data, factors, and assumptions that BNY used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:
•evaluating the quantitative component of BNY’s pooled allowance for commercial and institutional credits and loans secured by commercial real estate for compliance with U.S. generally accepted accounting principles
•evaluating judgments made by BNY relative to the development and performance monitoring of the PD and LGD models and macroeconomic forecasts by comparing them to relevant company-specific metrics and trends and the applicable industry and regulatory practices
•assessing the conceptual soundness and performance testing of the PD and LGD models and macroeconomic forecast methodology by inspecting the model documentation to determine whether they are suitable for their intended use
•testing the reasonable and supportable forecast period to evaluate the length of the period by comparing to specific portfolio risk characteristics and trends.
We also assessed the sufficiency of the audit evidence obtained related to the quantitative component of the pooled allowance for commercial and institutional credits and loans secured by commercial real estate by evaluating the:
•Cumulative results of the audit procedures
•Qualitative aspects of BNY’s accounting practices
•Potential bias in the accounting estimate.

Identification and measurement of accruals for litigation and regulatory contingencies

As discussed in Note 21 to the consolidated financial statements, BNY establishes accruals for litigation and regulatory matters when those matters present loss contingencies that are both probable and reasonably estimable. BNY has disclosed that for those matters described where BNY is able to estimate reasonably possible losses, the aggregate range of such reasonably possible losses at December 31, 2025, is up to $700 million in excess of the accrued liability (if any) related to those matters.

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

200 BNY

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

Valuation of goodwill for the Investment Management reporting unit

As discussed in Notes 1 and 6 to the consolidated financial statements, the goodwill balance as of December 31, 2025, was $16.8 billion, of which $6.3 billion is allocated to the Investment Management reporting unit. BNY performs goodwill impairment testing on an annual basis and an interim test is performed when events or circumstances occur that may indicate that it is more likely than not that the fair value of any reporting unit may be less than its carrying value. This involves estimating the fair value of the reporting units using an income approach which discounts estimated future cash flows that incorporate various assumptions including a long-term growth rate.

We identified the assessment of the valuation of goodwill for the Investment Management reporting unit as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the evaluation of goodwill and determination of fair value for the Investment Management reporting unit due to significant measurement uncertainty relating to specific assumptions used in the valuation. Specifically, these assumptions included the discount rate and the long-term growth rate.

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

We evaluated the reasonableness of BNY’s long-term growth rate for the Investment Management reporting unit, by comparing BNY’s growth rates within historical revenue forecasts to actual results to assess BNY’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•Assessing the reasonableness of the valuation approach including the discount rate and long-term growth rate assumptions used by BNY to calculate the fair value of the Investment Management reporting unit for compliance with U.S. generally accepted accounting principles
•Evaluating the discount rate by developing an independent range for the discount rate used in the valuation utilizing publicly available data for certain inputs and comparing it to BNY’s assumption

BNY 201

•Testing the long-term growth rate by developing an independent assumption of the long-term growth rate by reviewing publicly available data and comparing it to BNY’s assumption.

/s/ KPMG LLP

We have served as BNY’s auditor since 2007.

New York, New York
February 25, 2026

202 BNY

Glossary and Acronyms
ABS – Asset-backed securities

ASC – Accounting Standards Codification

ASU – Accounting Standards Update

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

Assets under management (“AUM”) – Includes assets beneficially owned by our clients that we hold in various capacities in which we have discretionary investment management responsibility or are providing non‑discretionary advice, on which we earn fees, as well as the value of hedging instruments that support client liabilities. These assets and associated liabilities are not reflected on our balance sheet.

BCBS – Basel Committee on Banking Supervision

BHC – Bank holding company

CCAR – Comprehensive Capital Analysis and Review

CDs – Certificates of deposit

CET1 – Common Equity Tier 1

CIBC Mellon – CIBC Mellon Trust Company

CLOs – Collateralized loan obligations

CODM – Chief operating decision-maker

Collateral management – A comprehensive program designed to simplify collateralization and expedite securities transfers for buyers and sellers.

Credit valuation adjustment (“CVA”) – The market value of counterparty credit risk on OTC derivative transactions.

DARTs – Daily average revenue trades

Debit valuation adjustment (“DVA”) – The market value of our credit risk on OTC derivative transactions.

Depositary receipt – A negotiable security that generally represents a non-U.S. company’s publicly traded equity.

Dividend payout ratio – Common dividends declared divided by net income applicable to common shareholders.

Economic capital – The amount of capital required to absorb potential losses and reflects the probability of remaining solvent with a target debt rating over a one-year time horizon.

ESOP – Employee Stock Ownership Plan

EVE – Economic value of equity

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

FASB – Financial Accounting Standards Board

FDIC – Federal Deposit Insurance Corporation

FHC – Financial holding company

FICC – Fixed Income Clearing Corporation

BNY 203

Glossary and Acronyms (continued)
FTE – Fully taxable equivalent

FX – Foreign exchange

GDP – Gross domestic product

Global systemically important bank (“G-SIB”) – A financial institution, designated by regulators, as one whose distress or disorderly failure, because of its size, complexity and systemic interconnectedness, would cause significant disruption to the wider financial system and economic activity.

High-quality liquid assets (“HQLA”) – Unencumbered assets of the types identified in the U.S. LCR rule, which the U.S. banking agencies describe as able to be convertible into cash with little or no expected loss of value during a period of liquidity stress.

IHC – Intermediate holding company

Investment grade – Represents Moody’s long-term rating of Baa3 or better; and/or a Standard & Poor’s, Fitch or Morningstar DBRS long-term rating of BBB- or better; or if unrated, an equivalent rating using our internal risk ratings. Instruments that fall below these levels are considered to be non-investment grade.

LCR – Liquidity coverage ratio

MBS – Mortgage-backed securities

NAV – Net asset value

NSFR – Net stable funding ratio

OTC – Over-the-counter

PSU – Performance share units

Real estate investment trust (“REIT”) – An investor-owned corporation, trust or association that sells shares to investors and invests in income-producing property.

RIAs – Registered investment advisors

Risk-weighted assets (“RWA”) – Calculated by assigning a degree of risk expressed as a percentage (risk weight) to an exposure in accordance with the applicable Basel III Standardized Approach or Advanced Approaches capital rules.

RMBS – Residential mortgage-backed securities

RSU – Restricted stock unit

SBIC – Small business investment company

SCB – Stress capital buffer

SLR – Supplementary leverage ratio

SOFR – Secured overnight financing rate

Sub-custodian – A local provider (e.g., a bank) contracted to provide specific custodial-related services in a selected country or geographic area.

TLAC – Total loss-absorbing capacity

Variable interest entity (“VIE”) – Investments or other interests that absorb portions of an entity’s expected losses or receive portions of the entity’s expected returns.

VME – Voting model entity

204 BNY

Directors, Executive Committee and Other Executive Officers
Effective February 25, 2026

Directors

Linda Z. Cook	Jeffrey A. Goldstein	Sandra E. (Sandie) O’Connor
Chief Executive Officer and Board member,	Senior Advisor and member of the Investment	Retired Chief Regulatory Affairs Officer,
Harbour Energy plc, a global independent oil and	Committee, Canapi Ventures, a venture capital	JPMorgan Chase, a financial holding company
gas company	fund; and Advisor Emeritus, Hellman &
	Friedman LLC, a private equity firm	Elizabeth E. Robinson
Joseph J. Echevarria		Retired Global Treasurer, The Goldman Sachs
Lead Director, The Bank of New York Mellon	K. Guru Gowrappan	Group, Inc., a global financial services company
Corporation	CEO, Asurion, a global tech care company
Retired Chief Executive Officer, Deloitte LLP,		Rakefet Russak-Aminoach
a global provider of professional services	Ralph Izzo	Managing Partner, Team8, a venture group
Retired Chairman, President and Chief Executive
M. Amy Gilliland	Officer, Public Service Enterprise Group	Robin Vince
President, General Dynamics Information	Incorporated, a diversified energy holding	Chief Executive Officer and
Technology, a global technology and professional	company	Chairman of the Board,
services company that is a business unit of		The Bank of New York Mellon Corporation
General Dynamics Corporation	Charles F. Lowrey
	Executive Chairman and Retired Chief Executive	Alfred W. (Al) Zollar
	Officer of Prudential Financial, Inc.,	Retired Executive Partner, Siris Capital
	a global financial services leader	Group, LLC, a private equity firm

Executive Committee and Other Executive Officers

Jennifer Barker	Laide Majiyagbe	Brian Ruane
Global Head of Payments & Trade and	Global Head of Markets	Global Head of Clearance and Collateral
Depositary Receipts, Head of Europe		Management, Credit Services and Corporate Trust
J. Kevin McCarthy *
James T. Crowley	General Counsel	Leigh-Ann Russell
Executive Vice Chair		Chief Information Officer and Global Head of
	Dermot McDonogh *	Engineering
Rajashree Datta *	Chief Financial Officer
Chief Risk Officer		Robin Vince *
	Jose Minaya *	Chief Executive Officer and
Shannon Hobbs *	Global Head of BNY Investments and Wealth	Chairman of the Board
Chief People Officer
	Alejandro Perez	Adam Vos
Hani Kablawi	Chief Operating Officer	Global Head of Wealth Solutions
Executive Vice Chair, Head of Middle East,
Africa and Asia Pacific	Joseph Pizzuto	Cathinka Wahlstrom
	Chief Auditor	Chief Commercial Officer
Jayee Koffey *
Chief Global Affairs Officer	Emily Portney	Carolyn Weinberg
	Global Head of Asset Servicing	Chief Product and Innovation Officer
Kurtis R. Kurimsky *
Corporate Controller

*    Designated as an Executive Officer.

BNY 205

Performance Graph

Cumulative Total Shareholder Return (5 Years)
$350
$300
$250
$200
$150
$100
$50
$0
2020
2021
2022
2023
2024
2025
The Bank of New York Mellon Corporation
S&P 500 Financials Index
S&P 500 Index

Cumulative shareholder returns	Dec. 31,
(in dollars)	2020	2021	2022	2023	2024	2025
The Bank of New York Mellon Corporation	$100.0	$140.5	$113.6	$134.6	$204.4	$315.7
S&P 500 Financials Index (a)	100.0	135.0	120.8	135.5	176.9	203.5
S&P 500 Index (a)	100.0	128.7	105.4	133.1	166.4	196.2
(a)    Returns are weighted by market capitalization at the beginning of the measurement period.

This graph shows The Bank of New York Mellon Corporation’s cumulative total shareholder returns over the five-year period from Dec. 31, 2020 to Dec. 31, 2025. We utilize the S&P 500 Financials Index as a benchmark against our performance. The graph shows the cumulative total returns for the same five-year period of the S&P 500 Financials Index and the S&P 500 Index. The comparison assumes a $100 investment on Dec. 31, 2020 in The Bank of New York Mellon Corporation common stock, in the S&P 500 Financials Index and in the S&P 500 Index and assumes that all dividends were reinvested.

206 BNY